Form 20-F
period 2015-12-31
Globant S.A.
filed 2016-04-29
CIK 1557860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
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

37A, avenue J.F. Kennedy,

L-1855 Luxembourg

Tel: + 352 20 30 15 96

(Address of principal executive offices)

Patricio Pablo Rojo

37A, avenue J.F. Kennedy,

L-1855 Luxembourg

E-Mail: pablo.rojo@globant.com

Tel: + 352 20 30 15 96

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common shares value $ 1.20 per share	NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 34,208,406 common shares.

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

(*) This requirement does not apply to the registrant in respect of this filing.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

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

You should carefully consider all the information in this annual report, including the information set forth under “Risk Factors.” We believe our primary challenges are:

•	If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected;

•	If we are unable to manage attrition and attract and retain highly-skilled IT professionals, we may not have the necessary resources to maintain client relationships, and competition for such IT professionals could materially adversely affect our business, financial condition and results of operations;

•	If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable;

•	We may not be able to achieve our anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects;

•	We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources;

•	If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected.

•	If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our results of operations to suffer;

•	If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected;

•	We derive a significant portion of our revenues from clients located in the United States and, to a lesser extent, Europe. Worsening general economic conditions in the United States, Europe or globally could materially adversely affect our revenues, margins, results of operations and financial condition;

•	Uncertainty concerning the instability in the current economic, political and social environment in Argentina may have an adverse impact on capital flows and could adversely affect our business, financial condition and results of operations;

•	Argentina’s regulations on proceeds from the export of services may increase our exposure to fluctuations in the value of the Argentine peso, which, in turn, could have an adverse effect on our operations and the market price of our common shares. The imposition in the future of additional regulations on proceeds collected outside Argentina for services rendered to non-Argentine residents or of export duties and controls could also have an adverse effect on us;

•	Our greater than 5% shareholders, directors and executive officers and entities affiliated with them beneficially own approximately 47.81% of our outstanding common shares, of which approximately 19.53% of our outstanding common shares is owned by affiliates of WPP. These insiders therefore continue to have substantial control over us at the date of this annual report and could prevent new investors from influencing significant corporate decisions, such as approval of key transactions, including a change of control; and

•	By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Readers should read “Risk Factors” in this annual report and the description of our business under “Business” in this annual report for a more complete discussion of the factors that could affect us.

Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

CURRENCY PRESENTATION AND DEFINITIONS

In this annual report, all references to “U.S. dollars” and “$” are to the lawful currency of the United States, all references to “Argentine pesos” are to the lawful currency of the Republic of Argentina, all references to “Colombian pesos” are to the lawful currency of the Republic of Colombia, all references to “Uruguayan pesos” are to the lawful currency of the Republic of Uruguay, all references to “Mexican pesos” are to the lawful currency of Mexico, all references to “” or “Rupees” or “Indian rupees” are to the lawful currency of the Republic of India and all references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. All references to the “pound,” “British Sterling pound” or “£” are to the lawful currency of the United Kingdom.

Unless otherwise specified or the context requires otherwise in this annual report:

•	“IT” refers to information technology;

•	“ISO” means the International Organization for Standardization, which develops and publishes international standards in a variety of technologies and in the IT services sector;

•	“ISO 9001:2008” means a quality management software developed by the ISO designed to help companies ensure they meet the standards of customers and other stakeholders;

•	“Agile development methodologies” means a group of software development methods based on iterative and incremental development, where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams;

•	“Attrition rate,” during a specific period, refers to the ratio of IT professionals that left our company during the period to the number of IT professionals that were on our payroll on the last day of the period;

•	“Globers” refers to the employees that work in our company; and

•	“Digital journey” means a context-aware interaction between an end user and a brand or business whereby the interaction becomes a digital conversation in which technology establishes and builds a powerful experience with deep emotional connections through three key values: simplification, surprise, and anticipation.

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

2

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following summary consolidated financial and other data of Globant S.A. should be read in conjunction with, and are qualified by reference to, “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The summary consolidated financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 are derived from the audited consolidated financial statements of Globant S.A. included elsewhere in this annual report and should be read in conjunction with those audited consolidated financial statements and notes thereto. Our summary consolidated financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 set forth below was derived from our consolidated financial statements for the years ended December 31, 2013 and 2012 filed with the SEC on July 18, 2014 in Registration Statement No. 333-190841 on Form F-1, which are not included in this annual report. Our summary consolidated financial data as of December 31, 2011 set forth below was derived from our consolidated financial statements for the year ended December 31, 2012, which are not included in this annual report.

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in thousands, except for percentages and per share data)

Consolidated Statements of profit or loss and other comprehensive income:
Revenues (1)	$253,796	$199,605	$158,324	$128,849	$90,073
Cost of revenues (2)	(160,292)	(121,693)	(99,603)	(80,612)	(53,604)
Gross profit	93,504	77,912	58,721	48,237	36,469
Selling, general and administrative expenses (3)	(71,594)	(57,288)	(54,841)	(47,680)	(26,538)
Impairment of tax credits, net of recoveries	1,820	1,505	(9,579)	-	-
Profit (Loss) from operations	23,730	22,129	(5,699)	557	9,931
Gain on transaction with bonds (4)	19,102	12,629	29,577	-	-
Finance income	27,555	10,269	4,435	378	-
Finance expense	(20,952)	(11,213)	(10,040)	(2,687)	(1,151)
Finance income (expense), net (5)	6,603	(944)	(5,605)	(2,309)	(1,151)
Other income and expenses, net (6)	605	380	1,505	291	(3)
Profit (Loss) before income tax	50,040	34,194	19,778	(1,461)	8,777
Income tax (7)	(18,420)	(8,931)	(6,009)	160	(1,689)
Net Income (Loss) for the year	31,620	25,263	13,769	(1,301)	7,088
Earnings (Loss) per share:
Basic	0.93	0.81	0.50	(0.06)	0.25
Diluted	0.90	0.79	0.48	(0.06)	0.25
Weighted average number of outstanding shares (in thousands)
Basic	33,960	30,926	27,891	27,288	27,019
Diluted	35,013	31,867	28,884	27,288	27,019

(1)	Includes transactions with related parties for an amount of $6,655, $7,681 and $8,532 for the years ended December 31, 2015, 2014 and 2013, respectively.
(2)	Includes depreciation and amortization expense of $4,441, $3,813, $3,215, $1,964 and $1,545 for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively. Also includes transactions with related parties for an amount of $2,901 and $1,169 for the years ended December 31, 2012 and 2011, respectively. Finally, it includes share based compensation for $735, $35, $190 and $4,644 for the years ended December 31, 2015, 2014, 2013 and 2012, respectively.
(3)	Includes depreciation and amortization expense of $4,860, $4,221, $3,941, $2,806 and $954 for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively. Also includes transactions with related parties for an amount of $1,381 and $931 for the years ended December 31, 2012 and 2011, respectively. Finally, it includes share based compensation for $1,647, $582, $603 and $7,065 for the years ended December 31, 2015, 2014, 2013 and 2012, respectively.
(4)	Includes gain on transactions with bonds of $19,102 and $12,629, and $29,577 acquired with funds from capitalizations and proceeds received by our Argentine subsidiaries as payments from exports for the years ended December 31, 2015, 2014 and 2013, respectively. See note 3.18 to our audited consolidated financial statements.

(5)	Includes foreign exchange loss of $10,136, $2,946, $4,238, $1,098 and $548 for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.
(6)	Includes the gain related to the valuation at fair value of the 22.75% of share interest held in Dynaflows S.A of $625 for the year ended December 31, 2015. Includes the gain related to the bargain business combination of Bluestar Peru of $472 for the year ended December 31, 2014. See note 23 to our audited consolidated financial statements. Includes a gain of $1,703 on remeasurement of the contingent consideration related to the acquisition of TerraForum for the year ended December 31, 2013. See note 27.10.1 to our audited consolidated financial statements.
(7)	Includes deferred tax charge of $370 for the year ended December 31, 2014 and a gain of $1,102, $529, $2,479 and $109 for the years ended December 31, 2015, 2013, 2012 and 2011, respectively.

Reconciliation of Non-IFRS Financial Data

	Year ended December 31,
	2015	2014	2013	2012	2011

Reconciliation of adjusted gross profit
Gross profit	$93,504	$77,912	$58,721	$48,237	$36,469
Adjustments
Depreciation and amortization expense	4,441	3,813	3,215	1,964	1,545
Share-based compensation expense	735	35	190	4,644	-
Adjusted gross profit	$98,680	$81,760	$62,126	$54,845	$38,014
Reconciliation of adjusted selling, general and administrative expenses
Selling, general and administrative expenses	$(71,594)	$(57,288)	$(54,841)	$(47,680)	$(26,538)
Adjustments
Acquisition-related costs	337	-	-	-	-
Depreciation and amortization expense	4,860	4,221	3,941	2,806	954
Share-based compensation expense	1,647	582	603	7,065	-
Adjusted selling, general and administrative expenses	$(64,750)	$(52,485)	$(50,297)	$(37,809)	$(25,584)
Reconciliation of adjusted profit from operations
Profit (Loss) from operations	23,730	22,129	(5,699)	557	9,931
Adjustments
Acquisition-related costs	337	-	-	-	-
Impairment of tax credits, net of recoveries	(1,820)	(1,505)	9,579	-	-
Share-based compensation expense	2,382	617	793	11,709	-
Adjusted profit from operations	$24,629	$21,241	$4,673	$12,266	$9,931
Reconciliation of adjusted net income for the year
Net income (loss) for the year	$31,620	$25,263	$13,769	$(1,301)	$7,088
Adjustments
Acquisition-related costs	337	-	-	-	-
Share-based compensation expense	2,382	617	793	11,709	-
Adjusted net income for the year	$34,339	$25,880	$14,562	$10,408	$7,088
Other data:
Adjusted gross profit (1)	98,680	81,760	62,126	54,845	38,014
Adjusted gross profit margin percentage (1)	38.9%	41.0%	39.2%	42.6%	42.2%
Adjusted selling, general and administrative expenses (1)	(64,750)	(52,485)	(50,297)	(37,809)	(25,584)
Adjusted profit from operations (2)	24,629	21,241	4,673	12,266	9,931
Adjusted profit from operations margin percentage (2)	9.7%	10.6%	3.0%	9.5%	11.0%
Adjusted net income for the year (3)	34,339	25,880	14,562	10,408	7,088
Adjusted net income margin percentage for the year (3)	13.5%	13.0%	9.2%	8.1%	7.9%

(1)	To supplement our gross profit presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted gross profit, which is adjusted from gross profit, the most comparable IFRS measure, to exclude depreciation and amortization expense and share-based compensation expense included in cost of revenues. We also present the non-IFRS financial measure of adjusted gross profit margin percentage, which reflects adjusted gross profit margin as a percentage of revenues. To supplement our selling, general and administrative expenses presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted selling, general and administrative expenses, which is adjusted from selling, general and administrative expenses, the most comparable IFRS measure, to exclude depreciation and amortization expense, acquisition-related costs and share-based compensation expense included in selling, general and administrative expenses. We believe that excluding such depreciation and amortization, acquisition-related costs and share-based compensation expense amounts from gross profit and selling, general and administrative expenses and depreciation and amortization expense and share-based compensation expense included in cost of revenues as a percentage of revenues from gross profit margin helps investors compare us and similar companies that exclude depreciation and amortization expense and share-based compensation expense from gross profit and selling, general and administrative expenses and depreciation and amortization expense and share-based compensation expense included in cost of revenues as a percentage of revenues from gross profit margin. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance. These non-IFRS financial measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

(2)	To supplement our profit (loss) from operations presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted profit from operations, which is adjusted from profit (loss) from operations the most comparable IFRS measure, to exclude share-based compensation expense, acquisition-related costs and impairment of tax credits, net of recoveries. In addition, we present the non-IFRS financial measure of adjusted profit from operations margin percentage, which reflects adjusted profit from operations as a percentage of revenues. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance. These non-IFRS financial measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.
(3)	To supplement our net income (loss) presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted net income for the year, which is adjusted from net income (loss) for the year, the most comparable IFRS measure, to exclude share-based compensation expense and acquisition-related costs. In addition, we present the non-IFRS financial measure of adjusted net income margin percentage for the year, which reflects adjusted net income for the year as a percentage of revenues. These non-IFRS financial measures are provided as additional information to enhance investor’s overall understanding of the historical and current financial performance of our operations. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance. These non-IFRS financial measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Consolidated Statements of Financial Position Data

	As of December 31,
	2015	2014	2013	2012	2011

Consolidated statements of financial position data:
Cash and cash equivalents	$36,720	$34,195	$17,051	$7,685	$7,013
Investments	25,660	27,984	9,634	914	2,234
Trade receivables	45,952	40,056	34,418	27,847	19,865
Other receivables (current and non-current)	38,692	15,169	12,333	17,997	13,735
Deferred tax assets	7,983	4,881	3,117	2,588	109
Investment in associates	300	750	-	-	-
Other financial assets (current and non-current)	2,121	-	1,284	-	-
Property and equipment	25,720	19,213	14,723	10,865	8,540
Intangible assets	7,209	6,105	6,141	4,305	1,488
Goodwill	32,532	12,772	13,046	9,181	6,389
Total assets	222,889	161,125	111,747	81,382	59,373

Trade payables	4,436	5,673	8,016	3,994	2,848
Payroll and social security taxes payable	25,551	20,967	17,823	13,703	9,872
Borrowings (current and non-current)	548	1,285	11,795	11,782	8,936
Other financial liabilities (current and non-current)	21,285	1,308	8,763	6,537	4,046
Tax liabilities	10,225	3,446	5,190	1,440	584
Other liabilities and provisions	659	967	295	988	338
Total liabilities	62,704	33,646	51,882	38,444	26,624
Total equity	160,185	127,479	59,865	42,938	32,749
Total equity and liabilities	222,889	161,125	111,747	81,382	59,373

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

The total attrition rate among our Globers was 17.7%, 20.2% and 22.2% for the years ended December 31, 2015, 2014 and 2013, respectively. If our attrition rate were to increase, our operating efficiency and productivity may decrease. We compete for talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, among others, and there is a limited pool of individuals who have the skills and training needed to help us grow our company. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs.

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

In addition to our time-and-materials contracts, we undertake some engagements on a fixed-price basis. Revenues from our fixed-price contracts represented approximately 3.7%, 9.3% and 15.2% of total revenues for the years ended December 31, 2015, 2014 and 2013, respectively. Our pricing in a fixed-price contract is highly dependent on our assumptions and forecasts about the costs we will incur to complete the related project, which are based on limited data and could turn out to be inaccurate. Any failure by us accurately to estimate the resources and time required to complete a fixed-price contract on time and on budget or any unexpected increase in the cost of our Globers assigned to the related project, office space or materials could expose us to risks associated with cost overruns and could have a material adverse effect on our business, results of operations and financial condition. In addition, any unexpected changes in economic conditions that affect any of the foregoing assumptions and predictions could render contracts that would have been favorable to us when signed unfavorable.

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

We have experienced, and continue to experience, rapid growth in our headcount, operations and revenues, which has placed, and will continue to place, significant demands on our management and operational and financial infrastructure. Additionally, the longer-term transition in our delivery mix from Argentina-based staffing to increasingly decentralized staffing in other locations in Latin America (and, recently, the United States) has also placed additional operational and structural demands on our resources. Our future growth depends on recruiting, hiring and training technology professionals, growing our international operations, expanding our delivery capabilities, adding effective sales staff and management personnel, adding service offerings, maintaining existing clients and winning new business. Effective management of these and other growth initiatives will require us to continue to improve our infrastructure, execution standards and ability to expand services. Failure to manage growth effectively could have a material adverse effect on the quality of the execution of our engagements, our ability to attract and retain IT professionals and our business, results of operations and financial condition.

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

If any of our senior management team or key employees joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key IT professionals and staff members to them. Also, if any of our sales executives or other sales personnel, who generally maintain a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients to that company, and our revenues may be materially adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. If any dispute arises between any members of our senior management team or key employees and us, any noncompetition, non-solicitation and nondisclosure agreements we have with our founders, senior executives or key employees might not provide effective protection to us in light of legal uncertainties associated with the enforceability of such agreements.

If we are unable to attract and retain highly-skilled IT professionals, we may not be able to maintain client relationships and grow effectively, which may adversely affect our business, results of operations and financial condition.

Our business is labor intensive and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals. We believe that there is significant competition for technology professionals in Latin America, the United States, Europe, Asia and elsewhere who possess the technical skills and experience necessary to deliver our services, and that such competition is likely to continue for the foreseeable future. As a result, the technology industry generally experiences a significant rate of turnover of its workforce. Our business plan is based on hiring and training a significant number of additional technology professionals each year in order to meet anticipated turnover and increased staffing needs. Our ability to properly staff projects, to maintain and renew existing engagements and to win new business depends, in large part, on our ability to hire and retain qualified IT professionals.

We cannot assure you that we will be able to recruit and train a sufficient number of qualified professionals or that we will be successful in retaining current or future employees. Increased hiring by technology companies, particularly in Latin America, the United States, Asia and Europe, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the locations where we operate and hire. Failure to hire and train or retain qualified technology professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.

If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our revenues and results of operations to suffer.

Our success depends on delivering digital journeys that leverage emerging technologies and emerging market trends to drive increased revenues and effective communication with customers. Technological advances and innovation are constant in the technology services industry. As a result, we must continue to invest significant resources in research and development to stay abreast of technology developments so that we may continue to deliver digital journeys that our clients will wish to purchase. If we are unable to anticipate technology developments, enhance our existing services or develop and introduce new services to keep pace with such changes and meet changing client needs, we may lose clients and our revenues and results of operations could suffer. Our results of operations would also suffer if our innovations are not responsive to the needs of our clients, are not appropriately timed with market opportunities or are not effectively brought to market. Our competitors may be able to offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer. This may force us to compete on other fronts in addition to the quality of our services and to expend significant resources in order to remain competitive, which we may be unable to do.

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

Under Argentina’s Law No. 25,922 (Ley de Promoción de la Industria de Software), as amended by Law No. 26,692 (the “Software Promotion Law”), our operating subsidiaries in Argentina benefit from a 60% reduction in their corporate income tax rate (as applied to income from promoted software activities) and a tax credit of up to 70% of amounts paid for certain social security taxes (contributions) that may be offset against value-added tax liabilities. Law No. 26,692, the 2011 amendment to the Software Promotion Law (“Law No. 26,692”), also allows such tax credits to be applied to reduce our Argentine subsidiaries’ corporate income tax liability by a percentage not higher than the subsidiaries’ declared percentage of exports and extends the tax benefits under the Software Promotion Law until December 31, 2019.

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

On March 11, 2014, the Argentine Federal Administration of Public Revenue (Administración Federal de Ingresos Publicos, or “AFIP”) issued General Resolution No. 3,597 (“General Resolution No. 3,597”). This measure provides that, as a further prerequisite to participation in the benefits of the Software Promotion Law, exporters of software and related services must register in a newly established Special Registry of Exporters of Services (Registro Especial de Exportadores de Servicios). On March 14, May 21 and May 28, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A., respectively, were accepted for registration in the Special Registry of Exporters of Services. In addition, General Resolution No. 3,597 states that any tax credits generated under the Software Promotion Law by a participant in the Software Promotion Law will only be valid until September 17, 2014.

On March 26, 2015, the Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of Sistemas Globales S.A. and IAFH Global S.A. On April 17, 2015, the Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of Huddle Group S.A. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which have occurred upon its date of publication in the Argentine government’s official gazette on before mentioned dates).

On May 7, 2015, we applied to the Subsecretary of Industry for deregistration of Huddle Group S.A. from the National Registry of Software Producers, as the subsidiary had discontinued activities since January 1, 2015. Although resolution by the Subsecretary of Industry is still pending, as a result of the cessation of its activities, Huddle Group S.A. is subject to a 35% corporate income tax rate effective January 1, 2015.

Our subsidiary in Uruguay, which is situated in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax.

Our subsidiary in India is primarily export-oriented and is eligible for certain income tax holiday benefits granted by the government of India for export activities conducted within Special Economic Zones (a “SEZ”). Under the Special Economic Zones Act, 2005, our Indian software development center located in Pune currently operates in a SEZ. The services provided by our Pune development center are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the center commenced the provision of services and 50% of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the center meeting defined conditions. Indian profits ineligible for SEZ benefits are subject to corporate income tax at the rate of 34.61%, including surcharges. In addition, all Indian profits, including those generated within SEZs, are subject to the Minimum Alternative Tax (“MAT”), at the current rate of approximately 21.34%, including surcharges. If the Indian government changes its policies affecting SEZs in a manner that adversely impacts the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

If these tax incentives in Argentina, India and Uruguay are changed, terminated, not extended or made unavailable, or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our financial condition and results of operations. See “Operating and Financial Review and Prospects — Operating Results — Certain Income Statement Line Items — Income Tax Expense” and “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Future Capital Requirements.”

If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected.

We generate a significant portion of our revenues from our ten largest clients. During the years ended December 31, 2015, 2014 and 2013, our largest customer based on revenues, Walt Disney Parks and Resorts Online, accounted for 12.3%, 8.7% and 6.4% of our revenues, respectively. During the years ended December 31, 2015, 2014 and 2013, our ten largest clients accounted for 46.7%, 43.9% and 39.7% of our revenues, respectively.

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

As of December 31, 2015, we had 79 Globers, 73 working at our delivery center located in Rosario and Santa Fe City, Argentina, who are covered by a collective bargaining agreement with the Federación Argentina de Empleados de Comercio y Servicios (“FAECYS”), which is renewed on an annual basis. In addition, our primary Argentine subsidiary is defending a lawsuit filed by FAECYS in which FAECYS is demanding the application of its collective labor agreement to unspecified categories of employees of that subsidiary. According to FAECYS’s claim, our principal Argentine subsidiary would have been required to withhold and transfer to FAECYS an amount equal to 0.5% of the gross monthly salaries of that subsidiary’s payroll from October 2006 to October 2011. Furthermore, FAECYS’ claim may be increased to cover withholdings from October 2006 through the date of a future judgment. Several Argentine technology companies are facing similar lawsuits filed by FAECYS which have been decided in favor of both the companies and FAECYS. Under Argentine law, judicial decisions only apply to the particular case at hand. There is no stare decisis and courts’ decisions are not binding on lower courts even in the same jurisdiction although they may be used as guidelines on other similar cases. See “Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” and the notes to our consolidated financial statements. If a significant additional number of our Globers were to join unions, our labor costs and our business could be negatively affected.

Our revenues are dependent on a limited number of industries, and any decrease in demand for technology services in these industries could reduce our revenues and adversely affect our results of operations.

A substantial portion of our clients are concentrated in the following industries: professional services; media and entertainment; technology and telecommunications; and banks, financial services and insurance, which industries, in the aggregate, constituted 71.8%, 75.1% and 78.5% of our total revenues for the years ended December 31, 2015, 2014 and 2013, respectively. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase technology services or to move such services in-house.

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

Due to our operating in a number of countries in Latin America, the United States, the United Kingdom and India, we are also subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, employee health safety and wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former Globers individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of noncompete and confidentiality provisions of our employees’ former employment agreements with such third parties. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

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

We hold several trademarks and intend to submit additional U.S. federal and foreign trademark applications for developments relating to additional service offerings in the future. We cannot assure you that we will be successful in maintaining existing or obtaining future intellectual property rights or registrations. There can be no assurance that the laws, rules, regulations and treaties in the countries in which we operate in effect now or in the future or the contractual and other protective measures we take are adequate to protect us from misappropriation or unauthorized use of our intellectual capital or that such laws, rules, regulations and treaties will not change.

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

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we may need to adjust our provisions. We cannot assure you that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance. Timely collection of fees for client services also depends on our ability to complete our contractual commitments and subsequently bill for and collect our contractual service fees. If we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, which could adversely affect our results of operations and cash flows. In addition, if we experience an increase in the time required to bill and collect for our services, our cash flows could be adversely affected, which could affect our ability to make necessary investments and, therefore, our results of operations.

If we are faced with immigration or work permit restrictions in any country where we currently have personnel onsite at a client location or would like to expand our delivery footprint, then our business, results of operations and financial condition may be adversely affected.

A key part of Globant’s strategy is to expand our delivery footprint, including by increasing the number of employees that are deployed onsite at our clients or near client locations. Therefore, we must comply with the immigration, work permit and visa laws and regulations of the countries in which we operate or plan to operate. Our future inability to obtain or renew sufficient work permits and/or visas due to the impact of these regulations, including any changes to immigration, work permit and visa regulations in jurisdictions such as the United States and Europe, could have a material adverse effect on our business, results of operations and financial condition. See “Item 8 – Legal proceedings”.

If we are unable to maintain favorable pricing terms with current or new suppliers, our results of operations would be adversely affected.

We rely to a limited extent on suppliers of goods and services. In some cases, we have contracts with such parties guaranteeing us favorable pricing terms. We cannot guarantee our ability to maintain such pricing terms beyond the date that pricing terms are fixed pursuant to a written agreement. Furthermore, should economic circumstances change, such that suppliers find it beneficial to change or attempt to renegotiate such pricing terms in their favor, we cannot assure you that we would be able to withstand an increase or achieve a favorable outcome in any such negotiation. Any change in our pricing terms would increase our costs and expenses, which would have an adverse effect on our results of operations.

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

We have expanded, and may continue to expand, our operations through strategically targeted acquisitions focused on deepening our relationships with key clients, extending our technological capacities including services over platforms, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America. We completed two acquisitions in 2008, one in 2011, two in 2012, one in 2013, two in 2014 and two in 2015. Financing of any future acquisition could require the incurrence of indebtedness, the issuance of equity or a combination of both. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management’s attention, failure to retain key acquired personnel, unanticipated events or legal liabilities and amortization of acquired intangible assets. In addition, any client satisfaction or performance problems within an acquired business could have a material adverse impact on our company’s corporate reputation and brand. We cannot assure you that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

We have incurred significant share-based compensation expense in the past, and may in the future continue to incure share-based compensation expense, which could adversely impact our profits or the trading price of our common shares.

On July 3, 2014, our board of directors and shareholders approved and adopted the 2014 Equity Incentive Plan. From the adoption of the plan until the date of this annual report we have granted to members of our senior management and certain other employees 30,000 stock awards, as well as options to purchase 1,638,948 common shares. Most of the options were granted with a vesting period of four years, 25% of the options becoming exercisable on each anniversary of the grant date. The remaining options were granted with a vesting period agreed with those employees. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date. Upon exercise of the option, each employee share option converts into one common share of Globant. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date).

For the years ended December 31, 2015, 2014 and 2013, we recorded $2.4, $0.6 and $0.8 million of share-based compensation expense related to these share option agreements, respectively.

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

Risks Related to Operating in Latin America and Argentina

 Our largest operating subsidiary is based in Argentina and we have subsidiaries in Chile, Colombia, Uruguay, Peru, Mexico, Brazil and the United States. There are significant risks to operating in those countries that should be carefully considered before making an investment decision.

Latin America

Latin America has experienced adverse economic conditions that may impact our business, financial condition and results of operations.

Our business is dependent to a certain extent upon the economic conditions prevalent in Argentina as well as the other Latin American countries in which we operate, such as Chile, Colombia, Uruguay, Peru, Mexico and Brazil. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Currently, as a consequence of adverse economic conditions in global markets and diminishing commodity prices, the economic growth rates of the economies of many Latin American countries have slowed and some have entered mild recessions. Adverse economic conditions in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

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

The increasing level of inflation in Argentina has generated pressure for further depreciation of the Argentine peso. The Argentine peso depreciated 10.1% against the U.S. dollar in 2009, 4.7% in 2010, 8.0% in 2011, 14.4% in 2012, 32.5% in 2013, 31.2% in 2014 and 52.1% in 2015.

The significant restrictions on the purchase of foreign currency gave rise to the development of an implied rate of exchange. See “— Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina.” Given the recent change in the government´s currency policy by the newly elected government, which resulted in an official depreciation of the Argentine peso, the gap between the official rate and the implied rate is relatively small compared to the previous years. However, the implied rate of exchange may increase or decrease in the future. We cannot predict future fluctuations in the Argentine peso/U.S. dollar exchange rate. As a result, fluctuations in the Argentine peso against the U.S. dollar may have a material impact on the value of an investment in our common shares. Because most of our operations are located in Argentina, large variations in the comparative value of the Argentine peso and the U.S. dollar may adversely affect our business.

Despite the positive effects of the depreciation of the Argentine peso on the competitiveness of certain sectors of the Argentine economy, including our business, it has also had a negative impact on the financial condition of many Argentine businesses and individuals. The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt, and has also led to very high inflation initially and significantly reduced real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government’s ability to honor its foreign debt obligations. If the Argentine peso is significantly devalued, the Argentine economy and our business could be adversely affected.

A significant appreciation of the Argentine peso against the U.S. dollar could also adversely affect the Argentine economy as well as our business. Our results of operations are sensitive to changes in the Argentine peso/U.S. dollar exchange rate because the majority of our operations are conducted in Argentina and therefore our costs are incurred, for the most-part, in Argentine pesos. In the short term, a significant appreciation of the Argentine peso against the U.S. dollar would adversely affect exports and the desire of foreign companies to purchase services from Argentina. Our business is dependent to a certain extent on maintaining our labor and other costs competitive with those of companies located in other regions around the world from which technology and IT services may be purchased by clients in the United States and Europe. We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the years ended December 31, 2015 and 2014, our Argentine operating subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., entered into foreign exchange forward contracts to reduce their risk of exposure to fluctuations in foreign currency. We may in the future, as circumstances warrant, decide to enter into derivative transactions to hedge our exposure to the Argentine peso/U.S. dollar exchange rate. If we do not hedge such exposure or we do not do so effectively, an appreciation of the Argentine peso against the U.S. dollar may raise our costs, which would increase the prices of our services to our customers, which, in turn, could adversely affect our business, financial condition and results of operations.

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

Supply Law No. 26,991 became effective on September 28, 2014 (the “Supply Law”). The Supply Law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic needs destined to the general welfare of the population, and grants broad delegations of powers to the Trade Secretariat, dependent on the Ministry of Economy and Public Finance (the “Enforcement Authority”) to regulate such processes. The Supply Law also provides that in a situation of shortage or scarcity of goods or services which satisfy basic needs destined to the general welfare of the population, the Enforcement Authority may order their sale, production, distribution and delivery throughout the Argentine territory.

Expropriations and other interventions by the Argentine government such as the one relating to YPF can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries.

Argentine presidential, congressional, municipal and state government elections were held in October 2015. Presidential elections were won by the opposing political party, led by Mauricio Macri. The president of Argentina and its Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy and, consequently, affect our results of operations or financial condition. The newly elected government, in office since December 10, 2015, has announced and adopted several significant economic and policy reforms:

•	National Institute of Statistics and Census Information (Instituto Nacional de Estadísticas y Censos, or “INDEC”) Reforms: The newly elected government has appointed a former director of a private consulting firm to conduct the INDEC. It is expected that the INDEC will implement certain methodological reforms and adjust certain indices based on these reforms. There is uncertainty regarding the effects that these reforms will have on the Argentine economy.

•	Foreign Exchange Reforms: The newly elected government has also introduced substantial changes to the foreign exchange restrictions reverting most of the measures adopted since 2011, thus providing greater flexibility and access to the foreign exchange market. See “Item 4.B — Business overview — Regulatory Overview — Foreign Exchange Controls — Argentina”. As of the date of this annual report, the main measures adopted include (i) eliminating AFIP´s official approval to buy U.S. dollars, which approval was contingent on previous tax declarations proving the necessary income, (ii) eliminating the requirement to transfer and settle through the foreign exchange market the proceeds of new foreign financial indebtedness and reducing to 120 days the minimum term for keeping in Argentina the proceeds of new financial indebtedness when transferred and settled through the foreign exchange market; (iii) reducing to 0% the non-interest bearing deposit of formerly 30% for certain foreign exchange transactions; (iv) reestablishing a $2 million monthly limit for the creation of foreign assets; and (v) eliminating the minimum holding period for purchase and subsequent sales of securities. As a consequence of these reforms, the Argentine peso depreciated against the U.S. Dollar.

•	Foreign Trade Reforms: The newly elected government has suppressed farm export taxes on corn, wheat and local products and reduced soy export taxes by 5%. Export taxes on most industrial products were further eliminated.

We can offer no assurances or predictions as to the impact that these policies or any future polices implemented by the newly elected government will have on the Argentine economy as a whole or on our business, results of operation or financial condition, in particular. Moreover, there is uncertainty as to which other measures announced during the presidential campaign will be actually implemented and when. Some of the measures proposed by the newly elected government may also generate political and social opposition, which may in turn prevent the new government from adopting such measures as proposed. In addition, political parties opposed to the new government retained a majority of the seats in the Argentine Congress in the recent elections, which will require the new government to seek political support from the opposition for its economic proposals and creates further uncertainty in the ability of the new government to pass these or other measures.

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

Under the Precautionary Proceedings Law, judges will need to establish a period of effectiveness of precautionary measures, under penalty of nullity, against the Argentine government and its agencies of no longer than six months in normal proceedings, and three months in abbreviated proceedings and in cases of “amparo”. The term of precautionary measures may be extended for six months if it is in the public interest. Consideration will be given to any dilatory tactics or proactive measures taken by the party that was awarded the precautionary measures. In addition, judges are not allowed to grant precautionary measures that would affect or disrupt the purposes, properties or revenues of the Argentine federal government, nor could judges impose personal monetary charges on public officers. Moreover, precautionary measures against the Argentine federal government or its decentralized entities will be effective once the requesting party posts an injunction bond for the expenditures or damages that the measure may cause. The injunction bond will not be required when the precautionary measures are granted to the federal government or any of its decentralized entities. Finally, the law does not permit precautionary measures that concur with the purpose of the substantive litigation.

On June 18, 2013, the Supreme Court declared certain sections of the Council of the Judiciary Law unconstitutional, in particular those sections referring to the increase in the number of members of the Council of the Judiciary and the methodology for appointing such members. The Court of Cassation Law and the Precautionary Proceedings Law have also been challenged before the Argentine courts. In regards to the Precautionary Proceedings Law, the Supreme Court has not admitted the claim, based on formal defects contained in the lawsuit, therefore validating the enforcement of the Law. As for the Court of Cassation Law, final resolution by the Supreme Court is still pending as of April 15, 2016.

These laws may have an effect on our operations in Argentina, since it may become more difficult to guarantee our right to a timely and unbiased judicial review of administrative decisions.

Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.

Since 2007, the inflation index has been extensively discussed in the Argentine economy. The intervention of the Argentine government in the INDEC and the change in the way the inflation index is measured have resulted in disagreements between the Argentine government and private consultants as to the actual annual inflation rate. The former Argentine government imposed fines on private consultants reporting inflation rates higher than the INDEC data. As a result, private consultants typically shared their data with Argentine lawmakers who opposed the previous government, who released such data from time to time. This could result in a further decrease in confidence in Argentina’s economy.

According to the INDEC, the consumer price index increased 23.9%, 21.7% and 10.9% in 2015, 2014 and 2013, respectively. Uncertainty surrounding future inflation rates has slowed the rebound in the long-term credit market. Private estimates, on average, refer to annual rates of inflation substantially in excess of those published by the INDEC. For example, opposition lawmakers in Argentina reported an inflation rate of 25.0%, 38.5% and 28.3% for the years ended December 31, 2015, 2014 and 2013, respectively.

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

In June 2008, the INDEC published a new consumer price index, which has been criticized by economists and investors after its initial report found prices rising below expectations. These events have affected the credibility of the consumer price index published by the INDEC, as well as other indices published by the INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real Gross Domestic Product (“GDP”). On November 23, 2010, the Argentine government consulted with the International Monetary Fund (the “IMF”) for technical assistance in order to prepare a new national consumer price index, with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC to create this index. Notwithstanding the foregoing, reports published by the IMF state that their staff also uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those issued by the INDEC since 2007, and the IMF has called on Argentina to adopt remedial measures to address the quality of official data. In its meeting held on February 1, 2013, the Executive Board of the IMF found that Argentina’s progress in implementing remedial measures since September 2012 had not been sufficient, and, as a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF under the Articles of Agreement and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay. On February 14, 2013, the Argentine government announced a new consumer price index called the Indice de Precios al Consumidor Nacional Urbano (the “IPCNU”), which was 21.7% for the year ended December 31, 2014. The IMF acknowledged the new index and indicated it will review the same to confirm that it satisfies IMF requirements. In addition, in February 2014, the INDEC released a new GDP index for 2013, equal to 3.0%, which differs from the GDP index originally released by the INDEC for the same period of 5.5%. As of December 2015, the newly elected government appointed Mr. Jorge Todesca, a former director of a private consulting firm, to oversee the INDEC. One of Mr. Todesca’s first measures was to suspend the publication of any official data prepared by the INDEC. It is expected that the INDEC will implement certain methodological reforms and adjust certain indices based on these reforms. The lack of accuracy in the INDEC’s indices could result in a further decrease in confidence in Argentina’s economy, which could, in turn, have an adverse effect on our ability to access the international credit markets at market rates to finance our operations and growth.

Argentina’s defaults with respect to the payment of its foreign debt could prevent the government and the private sector from accessing the international capital markets, which could adversely affect our financial condition, including our ability to obtain financing outside of Argentina.

As of December 31, 2001, Argentina’s total public debt amounted to $144.5 billion. In December of 2001, Argentina defaulted on over $81.8 billion in external debt to bondholders. In addition, since 2002, Argentina suspended payments on over $15.7 billion in debt to multilateral financial institutions (such as the IMF and the “Paris Club” — an informal intergovernmental group of creditors from 19 different countries that convenes to renegotiate debts to sovereign creditors) and other financial institutions. In 2006, Argentina cancelled all of its outstanding debt with the IMF totalling approximately $9.5 billion, and through various exchange offers made to bondholders between 2004 and 2010, restructured over $74.4 billion of its defaulted debt. Law 26,017 set the main conditions of the exchange offers and expressly determined that the Argentine government could not re-open such negotiations in the future. On September 2, 2008, pursuant to Decree No. 1,394/08, Argentina officially announced a decision to pay its outstanding debt to the Paris Club, which offer was accepted. As of September 30, 2013, Argentina’s total public debt (including amounts owed to the Paris Club) amounted to $201 billion and the amount owed specifically to the Paris Club, as of September 30, 2013, equaled $5.9 billion. On May 29, 2014, the Paris Club announced that it had reached an agreement to clear Argentina’s debt in arrears due to the Paris Club in the amount of $9.7 billion, as of April 30, 2014. The agreement provides for repayment of the debt within five years, including a minimum of $1.2 billion to be paid during May 2015 and an additional payment during May 2016.

The foreign shareholders of several Argentine companies, including public utilities and bondholders that did not participate in the exchange offers described above, have filed claims in excess of $16 billion with the International Centre for Settlement of Investment Disputes (the “ICSID”) alleging that the emergency measures adopted by the government differ from the just and equal treatment dispositions set forth in several bilateral investment treaties to which Argentina is a party. As of December 31, 2011, the ICSID has ruled that the Argentine government must pay an amount of approximately $1 billion, plus interest and incurred expenses, in respect of such claims. Furthermore, in connection with the same matter, the United Nations Commission on International Trade Law has issued two judgments requiring the Argentine government to pay $240 million, plus interest and expenses, to these entities. In addition, on August 4, 2011, the ICSID held that it had jurisdiction to hear claims brought by 60,000 Italian holders of Argentine sovereign debt who did not participate in the exchange offers and filed a request for arbitration with the ICSID for a claim totaling $4.4 billion. The tribunal also issued a procedural order to examine how the proceedings were conducted and how the procedural calendar was developed. On July 11, 2013, the arbitration tribunal was constituted in accordance with ICSID convention. From August 9–13, 2013, certain ICSID judgment creditors, including Blue Ridge Investments L.L.C., CC-WB Holdings LLC, Vivendi Universal S.A., Compañía Aguas de Aconquija S.A., Azurix Corp. and NG-UN Holdings LLC, sent letters to the Argentine Ministry of Economy proposing settlement of their claims. On October 18, 2013, the Argentine Ministry of Economy issued Resolution No. 598/2013, which approved a form of a transactional agreement to be entered into with such creditors. The transactional agreement provided for a 25% reduction of the creditors’ claims and payment in kind through Argentine BODEN and Bonos de la Nación Argentina en Dólares Estadounidenses 7% 2017. In addition, the creditors would subscribe for Argentine Bono Argentino de Ahorro para el Desarrollo Económico — Registrable in an amount equal to 10% of their claims. By entering into these transactional agreements, the creditors and the Argentine government would waive all of their respective claims in regard to any awards and any other judicial or administrative actions seeking to obtain recognition and enforcement of such awards. On March 20, 2014, the ICSID proceeding filed by Repsol S.A. on December 18, 2012 in connection with YPF’s expropriation was suspended pursuant to an agreement between Repsol and the Argentine government, which was ratified by the Argentine Congress on April 24, 2014.

In litigation brought before the U.S. federal district court for the Southern District of New York, certain holders of Argentina’s bonds that did not participate in the exchange offers conducted in 2005 and 2010 have challenged Argentina’s decision to pay bondholders who agreed to participate in those exchange offers even as it refuses to pay the nonparticipating bondholders. Pursuant to an order dated February 23, 2012, as amended by an order dated November 21, 2012, based on the equal treatment provision under the defaulted debt, the district court granted an injunction requiring Argentina to pay holders of the defaulted debt as a precondition to making a single interest payment under the restructured debt. The injunction further required Argentina to pay into an escrow account over $1.3 billion prior to making the December 15 scheduled payment of the restructured debt. In its decision issued on October 26, 2012, the U.S. Court of Appeals for the Second Circuit (the “Second Circuit”) affirmed the U.S. federal district court’s ruling that Argentina’s actions violate contractual provisions in the Fiscal Agency Agreement under which the bonds were issued that require the issuer to treat bondholders equally. The Second Circuit’s decision also largely upheld injunctions in favor of the nonparticipating bondholders that the U.S. federal district court issued in February 2012 but stayed pending appeal. The injunctions bar Argentina from paying $3.41 billion that is due to the bondholders on the restructured debt that was issued to them in the 2005 and 2010 exchange offers unless it also makes arrangements to deposit $1.33 billion into escrow to pay the nonparticipating bondholders on the bonds held by them. In an order issued on November 21, 2012, the U.S. federal district court lifted its stay on those injunctions and, as per the Second Circuit’s prior request, clarified the injunction payment formula. However, on November 28, 2012, the Second Circuit granted a stay on the above injunctions and scheduled oral arguments by the parties for February 27, 2013. Following a hearing on March 29, 2013, Argentina submitted an alternative payment formula that included two options. Under the first option, individual investors would receive par bonds due in 2013, plus cash payment for past-due interest and GDP-linked securities. Under the second option, institutional investors would receive discount bonds due in 2033, along with bonds due 2017 for past-due interest and GDP-linked securities. On April 19, 2013, the plaintiffs filed a response rejecting the Argentine offer. On June 24, 2013, Argentina filed a petition for a writ of certiorari in the United States Supreme Court asking it to review the October 26, 2012 decision of the Second Circuit. On August 23, 2013, the Second Circuit affirmed the district court ruling of November 21, 2012 with respect to the injunction payment formula, but stayed enforcement of the injunctions pending resolution of Argentina’s petition before the Supreme Court. On September 20, 2013, Argentina passed Law No. 26,886, which approved a new exchange offer to those bondholders that did not participate in the 2005 and 2010 exchange offers. On September 30, 2013, the Supreme Court decided not to include the review of the October 26, 2012 decision in its docket for the coming term. On February 17, 2014, Argentina filed a petition for a writ of certiorari in the Supreme Court asking it to review the August 23, 2013 decision of the Second Circuit. On April 21, 2014, the Supreme Court held a hearing with the nonparticipating bondholders and Argentina. On June 16, 2014, the Supreme Court decided not to hear Argentina’s appeal on the August 23, 2013 decision of the Second Circuit. Subsequently, the District Court lifted the stay on enforcement of the injunction on June 18, 2014, and on June 26, 2014, it denied an additional request for a stay of the injunctions. Additionally, on June 23, 2014, the District Court appointed Daniel A. Pollack as Special Master to mediate settlement negotiations between Argentina and the litigating bondholders. On June 26, 2014, Argentina announced that it had deposited $539 million with the Bank of New York Mellon, the trustee which manages bond payments for Argentina’s main, not litigating, bondholders and, on June 27, 2014, Judge Thomas Griesa, the U.S. federal judge in charge of the case, issued a statement saying he would nullify any payment made to the main bondholders and order that the amounts corresponding to said payment remain deposited with The Bank of New York Mellon. The negotiations between Argentina and the litigating bondholders with the Special Master ended on July 30, 2014 without reaching an agreement. Since that date, Argentina entered into default vis-à-vis the bondholders that benefited from such judicial ruling. This resulted in a portion of Argentina’s sovereign debt being considered in “technical default,” upon which Standard & Poor’s reduced its credit rating on Argentina’s foreign-currency sovereign debt to “selective default”. Judge Griesa authorized limited exceptions to the injunction allowing certain paying agents of Argentine law-governed bonds denominated in foreign currency to process payments in August 2014, September 2014, December 2014, March 2015 and June 2015. Payments on the remaining restructured bonds governed by foreign law have not been processed as a consequence of the injunction and various restructured bondholders have been seeking the release of such payments in court. As of the date hereof, Judge Griesa has not authorized any other such releases or payments under the exchange bonds; and Argentina and the holdout plaintiffs have not yet reached an agreement. On September 12, 2014, Law No. 26,984 was published in the Official Gazette establishing, inter alia, the removal of The Bank of New York Mellon as trustee under the 2005 and 2010 restructurings and its replacement by Nación Fideicomisos S.A., an entity within the Banco de la Nación Argentina. Additionally, Law No. 26,984 sets forth that payments under the 2005 and 2010 restructurings shall be made in Argentina in a special account to be held by the new trustee in the Central Bank and, if requested by the bondholders of the restructured debt, Argentina shall launch a new exchange offer for bonds governed by Argentine and French law in exchange for those bonds affected by the judicial decisions referred to above. On September 29, 2014, Judge Griesa held Argentina in contempt of court for attempting to pay bondholders in defiance of his rulings, but declared that he would not issue sanctions until a later date. The appeal filed by Argentina against Judge Griesa’s resolution was denied in April 2015.

Certain investment fund holders of Argentine bonds governed by French law filed lawsuits against The Bank of New York Mellon in London for breach of its fiduciary duties as a result of not transferring the amounts deposited by Argentina on June 30, 2013. On February 13, 2015, London courts ruled that interest payments under euro-denominated Argentine bonds are governed by English law, but declined to order that the funds held by the Bank of New York Mellon be distributed to the bondholders. On May 11, 2015, the plaintiffs in this case that obtained pari passu injunctions requested the District Court to amend their complaints to include claims alleging that Argentina’s issuance and servicing of its 2024 dollar-denominated bonds (BONAR 2024), and all its external indebtedness to be issued in the future, would violate the pari passu clause. They also requested to extend the ratable payment injunction (which applied to the exchange bonds) to the BONAR 2024. On June 16, 2015 the District Court granted the order to amend the plaintiffs’ complaints, and the final resolution is still pending before the U.S. courts. In addition, on June 5, 2015, the Second Circuit granted partial summary judgment to a group of 526 holdout creditors who requested the Court to be granted the same treatment as the NML plaintiff (the so-called ‘‘me-too plaintiffs”) in 36 separate lawsuits, finding that, consistent with the previous ruling of such court, Argentina violated the pari passu clause in bonds issued to the ‘‘me-too’’ bondholders. The final resolution of the “me-too” claims is also still pending before the U.S. courts. As of December 17, 2015 the newly elected government has re-opened negotiations with the plaintiffs conducted by Special Master Daniel Pollack. On February 5, 2016 Argentina filed a proposal to resolve the claims of all holders of Argentina’s defaulted debt that, if accepted by plaintiffs, would result in a total payment to plaintiffs of approximately $6.5 billion in cash. On February 19, 2016 the District Court issued an indicative ruling vacating the injunctions upon the occurrence of the following conditions precedent: (i) that Argentina takes action necessary to repeal Law 26,017 and Law 26,984 and (ii) that any payment is made to the plaintiffs as well as to the “me-too” plaintiffs in virtue of a settlement agreement entered into between the parties on or before February 29, 2016. In order to comply with these conditions, on March 31, 2016 the Argentine Congress passed Law 27,249 which: (i) abrogated Law 26,017 and Law 26,984, (ii) approved the issuance of new bonds for up to $12.5 billion to finance the execution of the settlement agreements, and (iii) conditioned the effective payment to the bondholders to the lifting of the injunctions by the Court of Appeals for the Second Circuit. On April 13, 2016 the Court of Appeals confirmed Judge Griesa’s indicative ruling of February 19, 2016.  In order for the injunctions to be effectively lifted, Judge Griesa must certify that all conditions for the lifting of the injunction have been fulfilled, which was expected to take place on April 22, 2016. According to the last information provided by the government, Argentina has reached agreements with 93% of the litigating bondholders, including some of the “me-too” plaintiffs.  However, certain claims are still on-going in several jurisdictions by those bondholders that have not accepted Argentina’s settlement proposal.

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

Our ability to obtain U.S. dollar-denominated financing has been adversely impacted by these factors. During the first half of 2011, we were able to obtain export lines of credit from our Argentine lenders in U.S. dollars at interest rates of 2 – 3% per year. Toward the end of 2011, the interest rates on our export lines from those lenders increased to 5 – 6% per year. During 2013, 2014 and 2015, it became increasingly difficult to obtain financing in U.S. dollars, and loans in local currencies carry significantly higher interest rates. As a result, we expect to incur higher financing costs in future periods, which may have an adverse impact on our results of operations and financial condition.

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

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of enterprises to retain or obtain foreign currency or make payments abroad. Although some of these restrictions were subsequently eased, in June 2005, the Argentine government issued Decree No. 616/2005, which established new controls on capital inflows that could result in reduced availability of international credit, including the requirement, subject to certain exceptions, that 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for 365 days in a non-interest bearing account. In addition, since the second half of 2011, the Argentine government increased certain controls on the incurrence of foreign currency-denominated indebtedness, the acquisition of foreign currency and foreign assets by local residents. For example, the Argentine Central Bank adopted regulations that (i) shortened the period for a borrower to convert foreign currency-denominated indebtedness into Argentine pesos, (ii) shortened a borrower’s window of access to the local foreign exchange market in connection with a prepayment of scheduled interest payments in respect of foreign currency-denominated indebtedness and (iii) suspended the ability of local residents to access the local exchange market for the acquisition of foreign currency.

Furthermore, AFIP regulations required that all foreign exchange transactions be registered with AFIP.

Recently, the newly elected government has introduced substantial changes to the foreign exchange restrictions reverting most of the measures adopted since 2011 providing greater flexibility and access to the foreign exchange market. See “Information on the Company — Business Overview — Foreign Exchange Controls” below.

Notwithstanding these measures, the Argentine government may impose or increase exchange controls or transfer restrictions in the future in response to capital flight or a significant depreciation of the Argentine peso. Moreover, legislative, judicial or administrative changes or interpretations may be forthcoming. Additional controls could have a negative effect on the ability of Argentine entities to access the international credit or capital markets, the Argentine economy and our financial condition and business.

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

Although the transfer of funds abroad by local companies in order to pay annual dividends only to foreign shareholders, based on approved and fully audited financial statements, does not require formal approval by the Argentine Central Bank, the recent decrease in availability of U.S. dollars in Argentina has led the Argentine government in the past to impose informal restrictions on certain local companies and individuals for purchasing foreign currency for the purpose of making payments abroad, such as dividends, capital reductions, and payment for importation of goods and services.

Although the newly elected government has introduced substantial changes to the foreign exchange providing greater flexibility and access to the foreign exchange market, the imposition of future exchange controls could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina, as the case may be, from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future. The domestic revenues of our Argentine subsidiaries (excluding intercompany revenues to other Globant subsidiaries, which are eliminated in consolidation) were $7.6 million in 2015, $4.2 million in 2014 and $5.5 million in 2013, representing 3.0%, 2.1% and 3.5% of our annual consolidated revenues, respectively.

Also, if payments cannot be made in U.S. dollars abroad, the repatriation of any funds collected by foreign investors in Argentine pesos in Argentina may be subject to restrictions. Although as of December 17, 2015 it is no longer required to prove that the investment funds were originally transferred and settled in the Argentine Single Free Foreign Exchange Market (Mercado Único y Libre de Cambios, or “FX Market”) for the repatriation of “foreign direct investments” (i.e., represent at least 10% of the Argentine company’s capital stock), such proof of transfer is still required. In the case of equity positions below the 10% threshold, the repatriation of which is also subject to a 120-days waiting period from the date the funds were settled in the FX Market. See “Information on the Company — Business Overview — Foreign Exchange Controls” below. The Argentine government could adopt restrictive measures in the future. If that were the case, a foreign shareholder, such as ourselves, may be prevented from converting the Argentine pesos it receives in Argentina into U.S. dollars. If the exchange rate fluctuates significantly during a time when we cannot convert the foreign currency, we may lose some or all of the value of the dividend distribution or sale proceeds.

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

Prior to February 4, 2016 Argentine law, including Communication “A” 5264 of the Argentine Central Bank, as amended, required Argentine residents to transfer the foreign currency proceeds received for services rendered to non-Argentine residents into a local account with a domestic financial institution and to convert those proceeds into Argentine pesos through the FX Market, which is administered by the Argentine Central Bank within 15 business days from the date the foreign currency proceeds are collected. Since February 4, 2016, foreign currency proceeds received for services rendered to non-Argentine residents still have to be transferred to Argentina, but they no longer need to be converted into Argentine pesos through the FX Market. However, this benefit is limited to $2,000,000 per month, and for every non-converted U.S. Dollar, the opportunity to form external assets (i. e. purchase foreign currency bills) is reduced accordingly.

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

During the year ended December 31, 2015 and 2014, our Argentine subsidiaries, through cash received from capital contributions, acquired Argentine sovereign bonds, including BODEN and Bonos Argentinos (“BONAR”), in the U.S. market denominated in U.S. dollars.

After acquiring these bonds and after holding them for a certain period of time, our Argentine subsidiaries sold those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the year ended December 31, 2015 and 2014 was higher than its quoted price in the U.S. market (in U.S dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into our Argentine subsidiaries’ functional currency, thus, as a result, we recognized a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

We cannot assure you that the quoted price of the BODEN and/or BONAR in Argentine pesos in the Argentine markets will continue to be higher than the quoted price in the U.S. debt markets in U.S. dollars converted at the official exchange rate prevailing in Argentina.

Although as of the date of this annual report, we are not obliged to settle proceeds received from capitalizations abroad through the FX Market, we cannot assure you that the Argentine government will not require Argentine companies to repatriate such proceeds through the FX Market, or make any other legislative, judicial, or administrative changes or interpretations, any of which could have a material adverse effect on our business, results of operations and financial condition. See note 3.18 to our audited consolidated financial statements, “Operating and Financial Review and Prospects — Results of Operations — 2015 Compared to 2014”, “Operating and Financial Review and Prospects — Results of Operations — 2014 Compared to 2013” and “Certain Income Statement Line Items — Gain on Transaction with Bonds.”

The Argentine government may order salary increases to be paid to employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to 2,875 Argentine pesos, effective as of February 2013. The Argentine government increased the minimum salary to 3,300 Argentine pesos in August 2013, to 3,600 Argentine pesos in January 2014, to 4,400 Argentine pesos in September 2014 and to 4,716 Argentine pesos in January 2015. Due to the high levels of inflation, and a continuous perspective of full employment in the high tech industry, the company is expected to raise salaries following market percentages. During the year ended December 31, 2014, various unions have agreed with employers’ associations on salary increases between 25% and 30%. During 2015, labor unions agreed on salary increases between 27% and 32%. If as a result of such measures future salary increases in Argentine peso exceed the pace of the devaluation of the Argentine peso, they could have a material and adverse effect on our expenses and business, results of operations and financial condition and, thus, on the trading prices for our common shares.

Our operating cash flows may be adversely affected if there is a delay in obtaining reimbursement of value-added tax credits from AFIP.

In 2015, our Argentine operating subsidiary IAFH Global S.A. has recognized an aggregate of $5.3 million in value-added tax credits. These tax credits may be monetized by way of cash reimbursement from AFIP. Obtaining this cash reimbursement requires submission of a written request to AFIP, which is subject to its approval. In the event that AFIP delays its approval of the request for reimbursement of these value-added tax credits, our ability to monetize the value of those credits would be delayed, which could adversely affect the timing of our cash flows from operations.

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

In addition, in 2012, the Argentine government terminated the application of the treaties for the avoidance of double taxation that were in force with the Republic of Chile and Spain. Pursuant to these treaties, shares and other equity interests in local companies owned by Chilean or Spanish residents enjoyed a preferential tax treatment by which taxes on personal assets were not applicable. The decision to denounce and therefore terminate the above-mentioned taxation treaties was published in the Argentine Official Gazette (Boletín Oficial de la República Argentina) on July 13 and July 16, 2012. In accordance with the denouncement provisions set forth in both treaties, in most cases, the treaties ceased to be in effect as of January 1, 2013, and personal assets of certain Chilean and Spanish residents became subject to taxation. The termination of the treaty with Spain resulted in the imposition of Argentine withholding tax at a rate of 35%, effective January 1, 2013, on the distribution of dividends by our Argentine subsidiaries to our Spanish subsidiary, Spain Holdco, in excess of their taxable income accumulated by the end of the fiscal year immediately prior to the distribution of such dividends. In addition, interest paid by our Argentine subsidiaries on any indebtedness owed to Spain Holdco became subject to Argentine withholding tax at that same rate. In February 2013, the Spanish cabinet approved the execution of a new double taxation treaty with Argentina. On November 27, 2013, the Argentine Congress approved the aforementioned treaty, which was published in the Argentine Official Gazette on December 18, 2013. This new treaty with Spain entered into force on December 23, 2013. This treaty replaces the previous double taxation treaty between Argentina and Spain that was terminated on July 16, 2012.

On May 15, 2015, Argentina and Chile signed a new treaty to avoid double taxation. This has not yet been approved by the Argentine Congress. This treaty will replace the previous double taxation treaty between Argentina and Chile that was terminated on July 13, 2012.

As a result of the termination of the double taxation treaties in force with Spain and the Republic of Chile, as well as the decision to end the provisional application of the double taxation treaty in force with Switzerland, the exemption from the personal assets tax that was available pursuant to those treaties for shares and other equity interests in local companies owned by Chilean, Spanish or Swiss residents will no longer be applicable after each of the corresponding dates of termination. New double taxation treaties with these countries do not include a similar exemption.

On September 23, 2013, Argentine Law No. 26,893 amending the income tax law was enacted. According to the amendments, the distribution of dividends by Argentine companies is subject to withholding tax at a rate of 10% unless dividends are distributed to Argentine corporate entities, and the sale, exchange or disposition of shares and other securities not trading in, or listed on, capital markets and securities exchanges is subject to withholding tax at a rate of 13.5% over the gross amount or 15% over the net amount when gains are recognized by any Argentine resident individual or foreign beneficiary. However, a procedure has not been enacted to calculate the 15% over the net amount, thus, in practice, the 13.5% rate is normally applied. The distribution of dividends by our Argentine subsidiaries to Spain Holdco is subject to this withholding tax. These dividend distributions are treated as income tax credits for Spain Holdco. As a holding company, Spain Holdco does not generate significant revenues and may be unable to recover the tax credits generated by the distributions, which might then need to be written off. These amendments may adversely affect the results of our operations.

Argentina’s economic recovery since the 2001 – 2002 economic crisis has undergone a significant slowdown, and any further decline in Argentina’s rate of recovery could adversely affect our business, financial condition and results of operations.

Although general economic conditions in Argentina have recovered significantly since the 2001 – 2002 economic crisis, an ongoing slowdown suggests uncertainty as to whether the growth experienced during this period is sustainable. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine peso, excess production capacity resulting from a long period of deep recession and high commodity prices. Furthermore, the economy has suffered a sustained erosion of direct investment and capital investment. The global economic crisis of 2008 led to a sudden economic decline in Argentina during 2009, accompanied by political and social unrest, inflationary and Argentine peso depreciation pressures and a lack of consumer and investor confidence. According to the INDEC, Argentina’s real GDP increased by 1.2% year-over-year in the second quarter of 2015, decreased by 0.8% in 2014 and grew by 3.0% in 2013, 1.9% in 2012, 8.9% in 2011, 9.2% in 2010, 0.9% in 2009 and 6.8% in 2008. There is uncertainty as to whether Argentina will suffer a further decline in growth rate or as to the timing of more robust growth or even be able to maintain the current level of economic growth.

Economic conditions in Argentina during 2013, 2014 and 2015 have included increased inflation, continued demand for wage increases, a rising fiscal deficit, the legally required repayment of Argentina’s foreign debt and a decrease in commercial growth.

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

We believe that our existing cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain another credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations.

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

Our directors and executive officers, entities affiliated with them and greater than 5% shareholders, beneficially own approximately 47.81% of our outstanding common shares and own options that enable them to own, in the aggregate, approximately 0.85% of our outstanding common shares. As a result, these shareholders continue to have substantial control over us and be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies. This concentration of influence could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders. For example, our officers, directors and principal shareholders could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders. In addition, this significant concentration of share ownership may adversely affect the trading price of our common shares because investors often perceive disadvantages in owning shares in companies with principal shareholders.

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

As a public company, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404, which will require management assessments and certifications of the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remedy in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. In addition, when we cease being an “emerging growth company” within the meaning of the rules under the Securities Act and become subject to Section 404(b), our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting but may not be able or willing to issue an unqualified report. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of remediation actions and testing or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy.

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

As a “foreign private issuer” in the United States, we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As a “foreign private issuer,” we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they may deem important, which may result in our common shares being less attractive to investors.

We are an emerging growth company within the meaning of the Securities Act, and if we decide to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common shares could be less attractive to investors.

We are an “emerging growth company” within the meaning of the rules under the Securities Act. We are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In addition, we will not be subject to certain requirements of Section 404 including the additional level of review of our internal controls over financial reporting as may occur when outside auditors attest to those controls over financial reporting.

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

We have not declared dividends in the past and do not anticipate paying any dividends on our common shares in the foreseeable future. In addition, both our articles of association and the Luxembourg law of August 10, 1915 on commercial companies as amended from time to time ( loi du 10 août 1915 sur les sociétés commerciales telle que modifiée ) (“Luxembourg Corporate Law”) require a general meeting of shareholders to approve any dividend distribution except as set forth below.

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

We are a holding company and our subsidiaries conduct all of our operations. We have no relevant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by covenants in our or their financing agreements or by the law of their respective jurisdictions of incorporation. If we are unable to obtain funds from our subsidiaries, we will be unable to distribute dividends. We do not intend to seek to obtain funds from other sources to pay dividends. See “— Risks Related to Operating in Latin America, Argentina and India — Argentina — Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina.”

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

Under Luxembourg Corporate Law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, in accordance with Luxembourg law, our articles of association authorize our board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by Luxembourg law to the extent our board deems such suppression, waiver or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including a premium). This authorization is valid from the date of the publication in the Luxembourg official gazette (Mémorial C Recueil des Sociétés et Associations) of the decision of the extraordinary general meeting of shareholders held on May 4, 2015, which publication occurred on July 15, 2015, and ends on July 15, 2020. In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with Luxembourg Corporate Law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

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

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment in civil or commercial matters obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject prior any enforcement in Luxembourg to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this annual report (which may change):

•	the judgment of the U.S. court is final and enforceable ( exécutoire ) in the United States;

•	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•	the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts;

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

•	the U.S. court has acted in accordance with its own procedural laws;

•	the judgment of the U.S. court does not contravene Luxembourg international public policy; and

•	the U.S. court proceedings were not of a criminal or tax nature.

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

As a company organized under the laws of the Grand Duchy of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Council Regulation (EC) No. 1346/2000 of May 29, 2000 on insolvency proceedings. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Globant is a Luxembourg société anonyme (a joint stock company). The company’s legal name is “Globant S.A.” We were founded in 2003 by Martín Migoya, our Chairman and Chief Executive Officer, Guibert Englebienne, our Chief Technology Officer, Martín Umaran, our Chief of Staff, and Nestor Nocetti, our Executive Vice President of Corporate Affairs. Our founders’ vision was to create a company, starting in Latin America that would dream and build digital journeys that matter to millions of users, while also generating world-class career opportunities for IT professionals, not just in metropolitan areas but also in outlying cities and countries.

Since our inception, we have benefited from strong organic growth and have built a blue chip client base comprised of leading global companies. Over that same period, we have expanded our network of locations from one to 33. In addition, we have garnered several awards and recognition from organizations such as Endeavor, Global Services, the International Association of Outsourcing Professionals, InfoWorld and Fast Company, and we have been the subject of business-school case studies on entrepreneurship at the Massachusetts Institute of Technology, Harvard University and Stanford University in conjunction with the World Economic Forum.

In 2006, we started working with Google. We were chosen due to our cultural affinity and innovation. While our growth has largely been organic, since 2008 we have made ten complementary acquisitions. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America, rather than building scale.

Globant’s growth has been primarily organic. We expect to continue with this strategy to maintain and reinforce our culture. At the same time, during the life of the company, we have made a number of small, strategic acquisitions.

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

In August 2013, we acquired 22.75% of Dynaflows S.A. In October 2015, we obtained the control over Dynaflows through acquiring an additional number of shares. This additional acquisition allowed us to broaden our Services over Platforms strategy.

In October 2013, we acquired a majority stake in the Huddle Group, a company specializing in the media and entertainment industries, with operations in Argentina, Chile and the United States. We acquired the remaining 13.75% minority stake in Huddle Investment in October 2014.

In July 2014, we closed the initial public offering of our common shares.

In October 2014, we acquired 100% of the capital stock of BlueStar Holdings.

In April 2015, we closed a follow-on secondary offering of our common shares through which certain selling shareholders sold 3,994,390 common shares previously held by them. Subsequently, in July 2015, we closed another follow-on secondary offering through which certain selling shareholders sold 4,025,000 common shares previously held by them.

In May, 2015 we acquired Clarice Technologies which allowed us to establish our presence in India. We now have coverage in the Americas, Europe and Asia.

Also, in 2015 we launched new Studios to complement our offerings, including one focused on Cognitive Computing, and we incorporated a complementary approach to build digital journeys fast and in an innovative manner though: our service-over-platform offering.

Corporate Information

Our head corporate offices are located at 37A, avenue J.F. Kennedy, L-1855 Luxembourg and our telephone number is + 352 20 30 15 96. We maintain a website at http://www.globant.com. Our website and the information accessible through it are not incorporated into this annual report.

B. Business overview

Overview

We are a digitally native technology services company. We dream and build digital journeys that matter to millions of users. We are the place where engineering, design, and innovation meet scale. Our principal operating subsidiary is based in Buenos Aires, Argentina. For the year ended December 31, 2015, 83.7% of our revenues were generated by clients in North America, 10.4% in Latin America, 0.6% in Asia and 5.3% in Europe, including many leading global companies.

Today, consumers have in their hands more technology than ever. As a consequence they are disrupting how brands should connect with them. Consumers expect a new kind of content from companies. They want a deep, unique, technology-empowered experience that is simple, seamless, context-aware, and smart enough to anticipate and surprise. They want a lasting emotional connection. Conveying messages and creating effective engagements between brands and their consumers is no longer limited to traditional, online, social or viral marketing campaigns.

To address this paradigm shift, companies need deep technological experiences, which we call “seamless digital journeys”. These experiences are the new kind of content that is being adopted by consumers, and they are stealing screen time from traditional content like movies, TV shows, music, or games and creating similar lasting emotional connections.

Digital services is becoming the hottest topic for technology organizations, and it is expected to continue growing in the months to come. According to Gartner, IDC and Cantor Fitzgerald Research, the Digital Services market presents a significant opportunity, with an estimated size of $71 billon for services and a compelling 25% CAGR for the next five years. Gartner states that 125,000 large organizations are currently launching a digital business initiative, while Forrester projects 65% of all businesses will be using big data analytics to optimize digital experiences by the halfway mark of 2016.

At Globant, we are experts in creating these digital journeys. A successful digital journey is composed of different software products including mobile apps, web apps, sensors and other hardware appliances orchestrated by a smart backend that uses big data and fast data, and that connects to all of our client’s system. This approach creates a deep understanding of each end user and assists our clients in creating customized responses for each end user.

A digital journey starts very early in a company’s process and it is necessary to have an holistic view of the challenge and solution. To create them, we have implemented a model that includes three pillars:

•	Stay relevant: Our thought leaders help our customers stay relevant within their industries. We show them how other companies are creating emotional experiences so they can see how they might revolutionize their own markets.

•	Discover: We envision strategic digital journeys to optimize the interactions with customers in a sustainable way. We collaborate with them to conceive digital journeys for their users based on consumer behaviors and technologies.

•	Build: Once the digital journey is defined, we develop and build the experience by leveraging our three key pillars: our studios, deep pockets of innovation; our own proprietary agile pods model and Services over Platforms.

 To create these digital journeys, it is critical that each and every one of our Globers be an innovator. We believe that working on a variety of technologies for sophisticated and demanding clients keeps our Globers open-minded and gives them the flexibility needed to visualize new possibilities and transform ideas into everyday technology. We actively seek to promote and sustain innovation in our company through “ideation” sessions, our Globant Labs, “flip-thinking” events, hackathons and through the cross-pollination of knowledge and ideas.

Our Globers are our most valuable asset. As of December 31, 2015, we had 5,041 Globers and 33 locations across 22 cities in Argentina, Uruguay, Chile, Colombia, Brazil, Mexico, Peru, India, Europe and the United States, supported by three client management locations in the United States, and one client management location in each of United Kingdom, Colombia, Uruguay, Argentina and Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across Latin America provide us with the ability to attract and retain well-educated and talented professionals in the region. We are culturally similar to our clients and we function in similar time zones. We believe that these characteristics have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

For the year ended December 31, 2015, 83.7%, 11.0% and 5.3% of our revenues were generated by clients in North America, Latin America and Asia, and Europe, respectively. Our clients include companies such as Google, Electronic Arts, JWT, Orbitz and Walt Disney Parks and Resorts Online, each of which was among our top ten clients by revenues for at least one Studio in the year ended December 31, 2015. 92.3% of our revenues for 2015 were attributable to repeat clients who had used our services in the prior year. We believe our success in building our attractive client base in the most sophisticated and competitive markets for IT services demonstrates the superior value proposition of our offering and the quality of our execution as well as our culture of innovation and entrepreneurial spirit.

Our revenues increased from $158.3 million for 2013 to $253.8 million for 2015, representing a CAGR of 26.6% over the two-year period. Our revenues for 2015 increased by 27.2% to $253.8 million, from $199.6 million for 2014. Our net income for 2015 was $31.6 million, compared to a net income of $25.3 million for 2014. The $6.3 million increase in net income from 2014 to 2015 was primarily driven by strong revenue growth and improved operating margins during the year. In 2012, 2013, 2014 and 2015, we made several acquisitions to enhance our strategic capabilities, none of which contributed a material amount to our revenues in the year the acquisition was made. See “Information on the Company — History and Development of the Company.”

Our Industry

Over the last several years, a number of technologies have emerged to revolutionize the way end users interact with technology, reshape businesses and change the competitive landscapes for organizations. The proliferation and accelerated adoption of technologies like mobility, cognitive computing and big data, and related market trends including enhanced user experience, personalization technology, gamification, consumerization of IT, wearables and open collaboration are leading this transformation.

In this new environment, companies’ customers, employees, partners, and stakeholders have become voracious users of technology with high expectations. These users move fast from place to place and are keen to interact with their digital ecosystem anywhere and anytime, in a painless, fast, relevant, and unrestricted way. They demand personalized, seamless and frictionless experiences that will simplify their lives.

We believe that these changes are resulting in a paradigm shift in the technology services industry and are creating a demand for service providers that possess a deep understanding of how to create digital journeys that leverage the following emerging technologies and related market trends:

Emerging Technologies

•	Mobility has become a preferred option for audiences to consume and generate data and access content in the cloud, across multiple platforms and devices, creating a new channel for enterprises to engage and interact with end users and attract new clients.

•	Cloud computing and software as a service is a new model for consuming and delivering business and consumer products and services, using Internet-based computing, storage and connectivity technology to house content distributed to an increasing variety of devices. Cloud computing and software as a service is expected to foster the development of new applications and devices that can access cloud-based software.

•	Cognitive computing involves self-learning systems that use data mining, pattern recognition and natural language processing to mimic the way the human brain works. The goal of this technology is to create automated IT systems that are capable of solving problems without human assistance.

•	Big data & fast data refers to the proliferation of data that enterprises are experiencing is driving demand for enhanced business analytics to enable them to identify patterns instantly, gain deeper insights into their customers and operations, and make better decisions.

Market Trends

•	User experience — As the Internet becomes increasingly user-centric, consumers are demanding richer, more interactive experiences in the websites that they visit and the software applications that they use. To attract new clients and retain existing ones, enterprises must create websites and applications that deliver intuitive and tailored user experiences.

•	Personalization technology enables Internet pages and search results to be customized based on the user’s implicit behavior, preferences and tastes. By applying predictive analytics and data mining technologies to the user’s “social graph,” browsing history and other criteria, enterprises can tailor their offerings and provide richer, more user-centric online experiences.

•	Gamification involves applying game mechanics to non-game environments such as innovation, marketing, training, employee performance, health and social change. Gamification is being used by enterprises to achieve higher levels of employee and client engagement, change behaviors and stimulate innovation.

•	Consumerization of IT increases as consumers continue to adopt emerging technologies into their personal lives, and come to expect the same experience, communication and features from business applications. Employees and enterprises are leveraging tools that originated in the consumer world to communicate, collaborate and share knowledge in the workplace, as well as with clients.

•	Wearables and Internet of Things involves a new class of consumer and embedded electronics that allow users to perform day-to-day activities without having to reach for their smartphone or computer. Wearable devices provide feedback regarding behavior, activities and equipment usage, enabling enterprises to develop products and applications that are tailored to their customers’ specific needs. The Internet of Things is the network of physical objects that contain embedded technology to communicate and sense or interact with their internal states or the external environment. The term is broadly used to denote advanced connectivity of devices, systems and services. According to Gartner, there will be nearly 26 billion devices on the Internet of Things by 2020.

•	Open collaboration (or open innovation and crowdsourcing) is a new model for economic production involving dynamic knowledge exchange, encouraging outside ideas to cross company borders and empowering employees to work in outside networks and collaborations. Crowdsourcing leverages the wisdom of crowds for market research, product development and efficient resource allocation as a way to be more agile in the face of rapid change.

Our Approach

At Globant, we dream and build digital journeys that matter to millions of users. These kinds of digital journeys extend beyond the creation of a website, an app or even a unified omnichannel experience. It involves the creation of a deeper relationship with the users by delivering memorable experiences that are personalized, time sensitive, and context and location aware by using big data and fast data. To create digital journeys, we bring together engineering, innovation, and design by implementing an ecosystem composed of three pillars:

•	Stay relevant – Our thought leaders help our customers stay relevant within their industries by creating and publishing researches, organizing subject matters experts gatherings, and participating in webinars and conferences, among other initiatives. We show them how other companies are creating emotional experiences so they can foresee how to revolutionize their markets. It is key that we help our customers stay fit for the future and on top of new trends.

•	Discover – We envision strategic digital journeys to optimize the interactions with end audiences in a sustainable way. Once the organization understands the paradigm shift, we work with them supported by a collaborative framework to think and conceive which would be the appropriate digital journeys for their users based on consumer behaviors and technologies. Our team dives into our customers’ companies, analyzing the industry, challenges, stakeholders, and goals in order to understand the business and define the perfect digital journey. We aim for a quick impact review in the market. We provide intimate integration with our third pillar, “Build” to prove the strategy in an agile way generating a continuous delivery. The focus is on the following:

•	Imagine: Vision and future scenery based on behavior, business and technology.

•	Envision: identify the business variables that drive digital journeys

•	Define: what is missing in the organization (product definition, process, services, actors, etc.) to achieve the vision

•	Transformation: sequence of actions and results to materialize the vision.

•	Build: Once the digital journey is defined, we develop and build the experience by leveraging our three key pillars: our Studios, Agile Pods model and Services over Platforms.

Studios: Our Studios are deep pockets of expertise created in order to foster creativity and innovation by focusing on a specific domain of knowledge. Our Studio model is an effective way of organizing our company into smaller operating units, fostering creativity and innovation while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies. Each of the 12 Studios has specific domain knowledge and delivers tailored solutions focused on specific technology challenges. This method of delivery is the foundation of our services offering and our success. The Studios are Consumer Experience; Gaming; Big Data; Quality Engineering; Enterprise Consumerization; UX Design; Mobile; Cloud Ops; Wearables & Internet of Things; Continuous Evolution; Digital Content; and Cognitive Computing. Our Studio model allows us to optimize our expertise in emerging technologies and related market trends for our clients across a variety of industries.

Agile Pods: Agile Pods are cross-functional and multidisciplinary teams that bring together design and engineering in order to deliver the right products. Pods are measured according to four variables: innovation, velocity, quality, and autonomy. We encourage pods to mature over time to become more aligned with our customers’ needs.

Services over Platforms: Our experience building software products allowed us to put together a set of platforms designed to help create digital journeys in an agile and innovative manner. These products have the flexibility to adapt to the client’s needs as we provide microservices to compliment them.

Culture

Our culture is the foundation that supports and facilitates our distinctive approach. It can best be described as entrepreneurial, flexible, and team-oriented, and is built on three main motivational pillars and six core values.

Our motivational pillars are: Autonomy, Mastery and Purpose. Through Autonomy, we empower our Globers to take ownership of their client projects, professional development and careers. Mastery is about constant improvement, aiming for excellence and exceeding expectations. Finally, we believe that only by sharing a common Purpose will build a company for the long term that breaks from the status quo, is recognized as a leader in the delivery of innovative software solutions and creates value for our stakeholders.

Globant’s core values are:

•	Act Ethically – We know that the only way to become the greatest professionals is to be the best people. We believe in doing business in an ethical manner and know our achievements go hand- in-hand with the responsibility to improve our society.

•	Think Big – We strongly believe that we can build a world-class company that provides Globers with a global career path. Our work is based on constant challenges and growth.

•	Constantly Innovate – We confront every “impossible” - breaking paradigms is what helps us create superior work.

•	Aim for Excellence in Your Work – Because we love our jobs, we want to be the best at them. We know that problems we face now will reappear in future projects so we try to solve the obstacles that affect us today.

•	Be a Team Player – We encourage Globers to get to know their colleagues and to support one another. Together, we are going to improve our profession, company and countries. We operate as one team whether it’s solving a problem or celebrating excellent results. We also all have the right to be heard and respected.

•	Have Fun – Most of the time, the passion, dedication and love we invest in our lives is devoted to our profession. As Globers, we believe in finding pleasure in our daily tasks, creating a pleasant work atmosphere and building friendships among colleagues.

In order to encourage Globers to live and work by these values, we launched StarMeUp, which allows Globers to recognize peers for an achievement or behavior that exemplifies one or more of our core values.

Consistent with our motivational pillars and core values, we have designed our workspaces to be enjoyable and stimulating spaces that are conducive to social and professional interaction. Our locations include, among others, brainstorming rooms, music rooms and “chill-out” rooms. We also organize activities throughout the year, such as sports tournaments, outings, celebrations, and other events that help foster our culture. We believe that we have been successful in building a work environment that fosters creativity, innovation and collaborative thinking, as well as enabling our Globers to tap into their intrinsic motivation for the benefit of our company and our clients.

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

Competitive Strengths

We believe the following strengths differentiate Globant and create the foundation for continued rapid growth in revenues and profitability:

Ability to dream and build digital journeys that matter to millions of users

Today, consumers have more technology in their hands than ever. As a result they are disrupting how brands connect with them. Consumers expect a new kind of content from companies. They want a deep, unique, technology-empowered experience that is simple, seamless, context-aware, and smart enough to anticipate and surprise. They want a lasting emotional connection. Conveying messages and creating effective engagements between brands and their consumers is no longer the sole domain of traditional channel, nor of online, social or viral marketing campaigns.

Digital services is becoming the hottest topic for technology organizations, and it is expected to continue growing in the months to come. According to Gartner, IDC and Cantor Fitzgerald Research, the Digital Services market presents a significant opportunity, with an estimated size of $71 billon for services and a compelling 25% CAGR for the next five years. Gartner states that 125,000 large organizations are currently launching a digital business initiative, while Forrester projects 65% of all businesses will be using big data analytics to optimize digital experiences by the halfway mark of 2016.

At Globant, we are experts in creating these digital journeys. A successful digital journey is composed of different software products including mobile apps, web apps and others orchestrated by a smart backend that uses big data and fast data and that connects to all of our client’s system. This approach creates a deep understanding of each end user and assists our clients in creating customized responses for each end user.

Deep domain expertise in emerging technologies and related market trends

We have developed strong core competencies in emerging technologies and practices such as mobility, social media, big data, cognitive computing, wearables, Internet of Things and cloud computing. We have a deep understanding of market trends, including user experience, personalization technology, gamification, consumerization of IT, wearables, Internet of Things, Cognitive Computing and open collaboration. Our areas of expertise are organized in 12 Studios, which we believe provide us with a strong competitive advantage and allow us to leverage prior experiences to deliver superior software solutions to clients.

Long-term relationships with blue chip clients

We have built a roster of blue chip clients such as Google, Electronic Arts, JWT, Orbitz and Walt Disney Parks and Resorts Online, many of which themselves are at the forefront of emerging technologies. In particular, we have been working with Disney and Electronic Arts for more than six and eight years, respectively. We believe that our success in developing these client relationships reflects the innovative and high value-added services that we provide along with our ability to positively impact our clients’ business. Our relationships with these enterprises provides us with an opportunity to access large IT, research and development and marketing budgets. These relationships have driven our growth and have enabled us to engage with new clients.

Global delivery with access to deep talent pool

As of December 31, 2015, we provided our services through a network of 33 delivery centers in 22 cities throughout nine countries. Our delivery centers are in Buenos Aires, Tandil, Rosario, Tucumán, Mendoza, Santa Fe, Córdoba, Resistencia, Bahía Blanca, Mar del Plata and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín, Colombia; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; Santiago, Chile; Pune and Bangalore, India; and San Francisco in the United States. We also have client management locations in the United States (Boston, New York and San Francisco), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London).

Latin America has an abundant talent pool of individuals skilled in IT. Over 300,000 engineering and technology students have graduated annually from 2007 – 2013 from universities in Latin America and the Caribbean region according to The Science and Technology Indicator Network (Red de Indicadores de Ciencia y Tecnología), a research organization that tracks science and technology indicators in the region. Latin America’s talent pool (including Mexico, Brazil, Argentina, Colombia and Uruguay) is composed of approximately 1,000,000 professionals according to SmartPlanet and NearshoreAmericas. Our highly skilled Globers come from leading universities in the regions where our delivery centers are located. Among our surveyed Globers, approximately 95.0% have obtained a university degree or are enrolled in a university while they are employed by our company, approximately 3.2% have obtained a graduate level degree, and many have specialized industry credentials or licensing, including in Systems Engineering, Electronic Engineering, Computer Science, Information Systems Administration, Business Administration and Graphic and Web Design. Our time zone and cultural similarity have helped us build solid relationships with our clients in the United States and Europe and differentiate us on projects that require a high degree of client collaboration.

A key element of our strategy is to expand our delivery footprint, including increasing the number of employees that are deployed onsite at our clients or near client locations. In particular, we intend to focus our recruitment efforts on the United States. We will continue to focus on expanding our delivery footprint both within and outside Latin America to gain access to additional pools of talent to effectively meet the demands of our clients and to increase the number of Globers that are deployed onsite at our clients or near client locations.

Highly experienced management team

Our management team is comprised of seasoned industry professionals with global experience. Our management sets the vision and strategic direction for Globant and drives our growth and entrepreneurial culture. On average, the members of our senior management team have 17 years of experience in the technology industry giving them a comprehensive understanding of the industry as well as insight into emerging technologies and practices and opportunities for strategic expansion.

Strategy

We seek to be a leading provider of digital journeys that matters to millions of users. The key elements of Globant’s strategy for achieving this objective are as follows:

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

Selectively pursue strategic acquisitions

Building on our track record of successfully acquiring and integrating complementary companies, we will continue to selectively pursue strategic acquisition opportunities that deepen our relationship with key clients, extend our technology capabilities, broaden our service offerings and expand the geographic footprint of our delivery centers, including beyond Latin America, in order to enhance our ability to serve our clients. Our acquisitions of Clarice Technologies in May 2015 and Dynaflows in October 2015, illustrate our commitment to this strategy.

Our Services

To create digital journeys that matter to millions of consumers, we structure our services around three main pillars as described above in “—Our approach”:

•	Stay relevant

•	Discover

•	Build

“Build” comes after we have imagined the digital experiences for our customers’ end users. Once we have the concept, we bring it to life by delivering services and creating innovating software products that leverage our Studios, our expertise in Services over Platforms, and our Agile Pods.

Our Studios

Our approach to create digital journeys revolves around our Studios as compared to traditional IT services companies that are primarily organized around industry verticals. We believe our Studio model is an effective way of organizing our company into smaller operating units, fostering creativity and innovation while allowing us to build, enhance and consolidate expertise in emerging technologies. Each Studio has specific domain knowledge and delivers tailored solutions focused on specific technology challenges. This method of delivery is the foundation of our services offering and, we believe, of our success.

Our 12 Studios are as follows:

•	Consumer Experience

•	Gaming

•	Big Data

•	Quality Engineering

•	Enterprise Consumerization

•	UX Design

•	Mobile

•	Cloud Ops

•	Wearables & Internet of Things

•	Continuous Evolution

•	Digital Content

•	Cognitive Computing

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

Consumer Experience

The online consumer experience has become a defining moment in business. Companies must compete to engage and retain the attention of a sophisticated online audience. We create appealing and high-performance omnichannel solutions with a short time to market at any scale that provide an outstanding consumer experience. We work together with our customers in order to define the strategy to properly abstract and integrate the digital ecosystem and to use any possible digital channel as a point of contact. Our API Management practice sets the platform that provides a digital representation of the company. By integrating our suite of e-commerce solutions as needed, we assure security, performance, scalability, and availability. Our Omnichannel practice is the nexus that provides the strategy and technology needed to help companies deliver a seamless multiplatform experience.

The portfolio of services we provide through our Consumer Experience Studio is focused on the integrated delivery of:

•	API management;

•	E-commerce solutions; and

•	Omnichannel experiences.

Gaming

Our Gaming Studio focuses on bringing interactive experiences to life. Through the use of storytelling mechanics, state of the art graphics, and game design we craft living worlds that are immersive and alive. We specialize in the design and development of world-class games, along with social and digital platforms that function across both the web and mobile channels. In addition, we use our experience in gaming to help clients outside the industry adopt gamification tools and drivers in order to increase adoption, retention and conversion of their software tools, and streamline their processes by creating better user experiences.

Thorugh early prototyping, game design, balancing, concept art, asset creation, 3D animation and programming, our teams are experts in bringing a vision to life, be it on a mobile device, a browser, or a next generation console.

The portfolio of services we provide through our Gaming Studio includes:

•	Graphics engineering;

•	Game engineering;

•	Gaming experience; and

•	Digital platform services.

Big Data

Many companies in industries like finance, IT, and telecommunications require software designed to be extremely scalable, with high levels of security, availability, and performance in order to handle high data or transactions volumes. At the same time, most of the connected devices today generate terabytes of information that need to be gathered and processed in order to generate action and intelligence in real time.

Our Big Data Studio creates secure software that handles large volumes of information in an effective, usable way. Our scalable software design guidelines and frameworks enable our clients to manage the different phases of the data lifecycle. This ensures timely service level agreements, data governance, scalability and availability.

We provide mastery in algorithms, data modeling, and transactional services by applying the latest tools, platforms, and programming languages to both open source and proprietary software

The portfolio of services we provide through our Big Data Studio includes:

•	Scalable platforms

•	Data integration

•	Data architecture

•	Data visualization, and

•	Data science

Quality Engineering

Our Quality Engineering Studio provides a comprehensive suite of innovative testing services that ensure software applications achieve the highest standards and meet the needs of end users. The Quality Engineering Studio nurtures our Agile Develop model by implementing embedded testing in Agile teams, thus enabling rapid quality verifications that help minimize time to market.

We provide comprehensive testing and test automation strategies with proven experience on distributed teams. Our flexible working model easily adapts to different customers’ methodologies and engagements.

The portfolio of services we provide through our Quality Engineering Studio includes:

•	Testing center;

•	Test automation;

•	Mobile testing; and

•	Load & performance testing.

Enterprise Consumerization

Our Enterprise Consumerization Studio designs and builds enterprise solutions that enable organizations to focus on their employees as individual consumers. We help provide new innovative experiences to workers to enable them to achieve the companies’ business objectives.

Employees interact with innovative technology as part of their everyday life and they expect their enterprise ecosystem to follow the same trends. We provide robust solutions that increase adoption and productivity, create competitive advantage, foster innovation, and bring agility to enterprise. Our Studio is in charge of bringing new technologies to the enterprise environment while taking care of the user experience and usability. We create products and platforms that would help our customers’ employees gain access to essential information, increase collaboration and improve processes.

The portfolio of services we provide through our Enterprise Consumerization Studio includes:

•	Talent management;

•	Cloud development;

•	Collaboration solutions; and

•	Enterprise operations.

UX Design

Our UX Design Studio provides design methodologies and creative services that empower our clients to create digital products that engage with their users in new relevant ways. This Studio focuses on the observation of user behavior, usability, brand design and strategic design. We create solid relevant solutions that appeal to both users and businesses.

The portfolio of services we provide through our UX Design Studio includes:

•	Service design;

•	User experience design;

•	Industrial design; and

•	Visual design.

Mobile

Our Mobile Studio develops mobile product lines or mobility extensions for web-based products, using the latest tools and frameworks on all native platforms. From the inception of our clients´ concept for a mobile product, we help them establish and improve their presence in the mobile space. Our approach blends product managers, user experience designers, highly skilled developers and trained business analysts to build software solutions tailored to each mobile platform, using agile development methodologies to deliver products in this rapidly evolving market.

The portfolio of services we provide through our Mobile Studio includes:

•	Native development;

•	Product development; and

•	Enterprise mobility.

Cloud Ops

Our Cloud Ops Studio focuses on the design, management and evolution of our customers’ cloud operational processes. It aims to ensure that cloud operations are efficient for each specific company, with the ability to scale to any size and adapt to every business need.

Our Cloud practice (both public and hybrid) provides support for the evolution of enterprise IT environments in order to make them more agile and governable while reducing risks and costs. Our DevOps practice helps our customers improve the connection between the development and operations teams. Thanks to standardization and automation, these improved connections help reduce our clients’ time to market for new features and products.

The portfolio of services we provide through our Cloud Ops Studio includes:

•	Cloud;

•	DevOps.

Wearables and Internet of Things

At the intersection of electronics, programming, and industrial design, our Wearables & Internet of Things Studio was created to bring to life technology solutions for the connected lifestyle.

Thanks to the steady advances in microelectronics, digital fabrication, and cloud computing technology, everyday objects are becoming connected and “smart.” Our Studio is defining how these objects will interact with each other and with our customers in order to make our lives better. With the products developed in this Studio, we are able to gather information about behavior, activities and sensor collected data, and then process all that information to develop new products and services.

Our practices include:

•	Wearable application usability and interface design;

•	Hardware design and integration;

•	Data design and management; and

•	Native wearable and embedded development.

We created the first fast prototyping laboratory in which our customers test new devices and products. This program directly involves our customers in every aspect of the hardware development, from proof of concepts, including small scale production and large scale production, through partnerships.

Continuous Evolution

Our Continuous Evolution Studio (previously known as our After Going Live Studio) focuses on evolving existing applications, helping our clients to improve the value of their software over time. The Studio helps our customers stay aligned to new business needs and market trends by continuously improving of their software products.

Every piece of software is initially design to meet a specific business need, but those needs are not static. Software evolution is key to improving value over time. Our Continuous Evolution Studio works to include new trends and technologies into existing products in order to foster permanent engagement. The Studio’s expertise in software evolution gives it the ability to support almost any kind of application after the initial implementation is complete. The team ensures quality and efficiency while also bringing innovation, optimization, performance improvement, and constant evolution to the products.

•	Software evolution;

•	IT service management; and

•	Software archaeology.

Digital Content

Our Digital Content Studio focuses on developing digital online strategies through the creation of original and customized products and solutions. We empower our clients’ businesses by taking care of the complete lifecycle of their digital journey and helping them promote their brands through digital media. From the development of user-friendly, easy-to-use, and appealing content management systems to the inception and implementation of go-to-market digital strategies. We rely on a multi-channel approach to provide an integrated experience.

The portfolio of services we provide through our Digital Content Studio includes:

•	Content management systems;

•	E-learning solutions;

•	Digital marketing services; and

•	Video content production.

Cognitive Computing

Our Cognitive Computing Studio is focused on developing intelligent products and services leveraging the power and complexity of big data. By using artificial intelligence, natural language processing, and machine learning, we create context-aware, smart applications that can learn on their own. By creating a more personalized and sophisticated service, these smart applications help our customers develop better relationships with their audiences.

The portfolio of practices include:

•	Decision making;

•	Rules engine;

•	Machine learning; and

•	Artificial intelligence.

Services over Platforms

Services over Platforms (“SoP”) is a new concept for the services industry that aims to help us deliver digital journeys in more rapid manner. SoP stands between two main traditional offerings: Software as a Service (“SaaS”) companies and IT service providers. The first offers software products that can be used fast and easily by its customers, but lack the power of customization, so users have to adapt to it instead of the software evolving to adjust to their needs. The second has the ability to produce a fully customized product, but doesn’t leverage a lot of platforms to propel their growth.

SoP is a new category that stands in the middle of these two types of vendors. Within SoP, we provide specific platforms as a starting point, and then customize them to the specific need of the customers using our services force. Instead of pricing this service in the traditional way, we price it the same way SaaS companies do: a cost per transaction, a cost per user or a cost per month according to each platform.

Currently, our portfolio of Services over Platforms includes:

I AM AT

It is a Digital Journey Mobile Platform that combines social media, gaming strategies, mobile technologies, Big Data and other inputs to augment the experiences before, during and after a mobile interaction with the consumer. This product offers organizations the possibility to create a mobile experience for their users in a rapid way. It leverages the power of big data; takes advantage of gamification tools; delivers personalized experiences in real time; promotes motivation and collaboration between users, and generates a stronger and more emotional tie with the brand.

StarMeUp

This platform contributes to the creation of an internal digital journey for companies’ employees. We believe that in order to be successful, a company shouldn’t think only about their end users. They need to nurture their inner culture and teams, promoting collaboration, unifying the vision and sharing goals, in order to work together towards the same dream.

Starmeup addresses this challenge by introducing a new way to motivate and inspire collaborators, enabling a real time space to interact with peers. The main goal is to help spread the key values of each company culture in a collaborative and crowdsourcing way, encouraging peer recognition, sharing teams’ successes, and enhancing spontaneity. StarmeUp integrates different features in a gamified platform. Among the platform’s features, users are able to:

•	Reward colleagues by attributing stars according to different company values. It means that the tool allows to publicly acknowledge who is making a difference.
•	Recognize peers’ expertise by giving skill stars when they stand out in a technical ability.
•	Find the best employees with the right skills in order to ensure your company's success

This platform was designed, built and used at Globant, and we have proved how it helps to enhance social interaction between peers, identify loyal people, and get valuable metrics in a fast and easy way.

Agile Pods

We have created a distinctive model for the design and development of software products that combines agility and talent maturity to drive innovation, while focusing on cost efficiency through careful monitoring of gains in productivity and quality. We do this through “Agile Pods”. These are small teams, made up of members of multiple Studios that combine the specialized practices relevant to a client project and operate in a manner designed to accelerate the design and development of innovative software products meeting the client’s delivery, cost and quality goals, while enabling us to increase revenues, enhance profitability and reduce attrition. We have already implemented the Agile Pod model across client projects for some of our top 20 clients.

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

Our Delivery Model

As of December 31, 2015, we provided our services through a network of 33 delivery centers in 22 cities throughout nine countries. Our delivery centers are in Buenos Aires, Tandil, Rosario, Tucumán, Mendoza, Santa Fe, Córdoba, Resistencia, Bahía Blanca, Mar del Plata and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín, Colombia; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; Santiago, Chile; Pune and Bangalore, India; and San Francisco in the United States. We also have client management locations in the United States (Boston, New York and San Francisco), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). Our cultural affinity with our clients enables increased interaction that creates close client relationships, increased responsiveness and more efficient delivery of our solutions. As we grow and expand our organization, we will continue diversifying our footprint by expanding into additional locations globally.

We believe our presence in many countries creates a key competitive advantage by allowing us to benefit from the abundance of high-quality talent in the region, cultural similarities and geographic proximity to our clients.

Availability of High-Quality Talent

We believe that Latin America has emerged as an attractive geographic region from which to deliver a combination of engineering, design, and innovation capabilities for enterprises seeking to leverage emerging technologies. Latin America has an abundant skilled IT talent pool. According to the Science and Technology Indicator Network (Red de Indicadores de Ciencia y Tecnologia), over 300,000 engineering and technology students have graduated annually from 2010 – 2013 from universities in Latin America and the Caribbean region. Latin America’s talent pool (including Mexico, Brazil, Argentina, Colombia and Uruguay) is composed of approximately 1,000,000 professionals according to different sources, such as SmartPlanet and Nearshore Americas. This labor pool remains relatively untapped compared to other regions such as the United States, Central and Eastern Europe and China. The region’s professionals possess a breadth of skills that is optimally suited for providing technology services at competitive rates. Moreover, Argentina and Brazil have been in the top ten of the Gunn Report’s Global Index of Creative Excellence in Advertising for the last 16 years. In addition, institutions of higher education in the region offer rigorous academic programs to develop professionals with technical expertise who are competitive on a global scale. Furthermore, Latin America has a significant number of individuals who speak multiple languages, including English, Spanish, Portuguese, Italian, German and French, providing a distinct advantage in delivering engineering, design and innovation services to key markets in the United States and Europe.

Government Support and Incentives

Software companies with operations in Argentina benefit from the Software Promotion Law. Originally enacted in 2004 and extended in 2011 for another five years until 2019, the Software Promotion Law established a number of incentives to promote Argentine enterprises engaged in the design, development and production of software. These incentives include:

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

Our Indian subsidiary is primarily export-oriented and is eligible for certain income tax holiday benefits granted by the Indian government for export activities conducted within SEZs. Indian profits ineligible for SEZ benefits are subject to corporate income tax at the rate of 34.61%. In addition, all Indian profits, including those generated within SEZs, are subject to the Minimum Alternative Tax (MAT), at the current rate of approximately 21.34%, including surcharges.

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

Agile Development Methodologies

We employ Agile development methodologies, which we believe are particularly well suited to develop products that must adapt rapidly to user feedback and changing requirements.

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

Since 2013, Globant certified ISO 27001, a standard that provides a model for establishing, implementing, operating, monitoring, reviewing, maintaining, and improving an information security management system (ISMS). The process of certifying ISO 27001 ensures that ISMS is under explicit management control. In 2015 we migrated successfully to the ISO 27001:2013

Glow

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

Clients

At Globant, we focus on delivering innovative and high value-added solutions that drive revenues and brand awareness for our clients. We believe that our approach deepens our relationships and leads to additional revenue opportunities. We also target new clients by showcasing our engineering, design and innovation capabilities along with our deep understanding of digital journeys, emerging technologies and related market trends.

Our clients include primarily medium- to large-sized companies based in the United States, Europe, Asia and Latin America operating in a broad range of industries including Media and Entertainment, Professional Services, Technology and Telecommunications, Travel and Hospitality, Banks, Financial Services and Insurance, and Consumer, Retail and Manufacturing. We believe clients choose us based on our ability to understand their business and help them drive revenues, as well as our innovative and high value-added business proposals, tailored Studio-based solutions, and our reputation for high quality execution. We have been able to grow with and retain our clients by merging their industry knowledge with our expertise in the latest market trends to deliver tangible business value.

We typically enter into a master services agreement (or MSA) with our clients, which provides a framework for services and a statement of work to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. We generate 38% of our revenue from long-term contracts with terms greater than 24 months.

During 2015, 2014 and 2013, our ten largest clients based on revenues accounted for 46.7%, 43.9% and 39.7% of our revenues, respectively. Our top client for the years ended December 31, 2015, 2014 and 2013, Walt Disney Parks and Resorts Online, accounted for 12.3%, 8.7% and 6.4% of our revenues, respectively. Some of our major clients in 2015 included Google, Electronic Arts, JWT, Orbitz and Walt Disney Parks and Resorts Online, each of which was among our top ten clients by revenues for at least one Studio.

The following table sets forth the amount and percentage of our revenues for the years presented by client location:

	Year ended December 31,
	2015		2014		2013
	(in thousands, except percentages)
By Geography
North America	$212,412	83.7%	$163,097	81.7%	$128,843	81.4%
Europe	13,508	5.3%	11,704	5.9%	12,864	8.1%
Asia	1,434	0.6%	-	0.0%	-	0.0%
Latin America and other	26,442	10.4%	24,804	12.4%	16,617	10.5%
Revenues	$253,796	100.0%	$199,605	100.0%	$158,324	100.0%

The following table shows the distribution of our clients by revenues for the years presented:

	Year ended December 31,
	2015	2014	2013

Over $5 Million	10	10	5
$1 - $5 Million	41	36	36
$0.5 - $1 Million	30	23	24
$0.1 - $0.5 Million	100	83	66
Less than $0.1 Million	163	144	132
Total Clients	344	296	263

Sales and Marketing

Our growth strategy is based on four pillars: (i) leveraging our broad expertise; (ii) pursuing strategic acquisitions; (iii) growing within existing clients; and (iv) acquiring new clients. Our expertise and Studio approach help us expand the portfolio and practices we offer to our clients. Our acquisitions are pursued with the aim of fulfilling strategic goals, such as growing into a new geography (e.g. , Nextive, TerraForum, BlueStar Peru, Clarice Technologies) or the expansion of specializations (e.g. , Accendra, Openware, Huddle, Dynaflows).

Under our multi-pronged, integrated sales and marketing strategy, our senior management, sales executives, sales managers, account managers and engagement managers work collaboratively to target, acquire and retain new clients and expand our work for existing clients. Our sales and marketing team, currently comprised of 44 sales personnel and nine marketing personnel, has broad geographic coverage with commercial offices located in Buenos Aires, Bogotá, Montevideo, São Paulo, London, Austin, Boston, New York and San Francisco.

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

Marketing

We believe that our reputation as a premium provider of digital journeys generates additional business for us from inbound requests, referrals and requests for proposals. In addition, we engage in a number of initiatives that foster our brand and promote our expertise. As of December 31, 2015, we had nine professionals in the marketing department based in Argentina and the United States.

Our marketing teams promote Globant’s brand through a variety of channels, including the following:

•	Events: We organize and participate in technology- and innovation-focused events in the United States, the United Kingdom and Latin America that position us as thought leaders in vanguard technologies and trends. These include webinars, mobile road shows and breakfast discussions with our “gurus.” In October 2015, we organized Con.Verge, our first Unconference centered around the future of design and technology. In addition, members of our management team have been featured as speakers at events such as World ITO/BPO Forum, Innotribe Bangkok, Nearshore Nexus, the Endeavor Summit, EY Strategic Growth Forum, Americas Society — Council of the Americas, Zendcon, the Agile Business Conference, Stream Health, Insight Innovation Exchange, the CSO Summit and South by Southwest and at universities such as the Massachusetts Institute of Technology, Stanford University, New York University and the University of California Los Angeles.

•	Public Relations: Our marketing strategy includes brand positioning through targeted news coverage in print media and trade publications in the United States and Latin America, such as Bloomberg, Dow Jones, the New York Times, TechCrunch, and Nearshore Americas.

•	Reports and Case Studies: We benefit from coverage of our company in reports prepared by industry analysts, such as Gartner, IDC and HFS Research, McKinsey & Company and other third-party industry observers. In addition, our company has been the subject of case studies on entrepreneurship by business schools at universities such as Stanford University, Massachusetts Institute of Technology and Harvard University.

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

We face competition primarily from:

•	large global consulting and outsourcing firms, such as Accenture, Sapient, Thoughtworks, Razorfish and Epam;

•	digital agencies and design firms such as SapientNitro, RGA and Ideo;

•	traditional technology outsourcing IT services providers, such as Cognizant Technology Solutions, EPAM Systems, GlobalLogic, Aricent, Infosys Technologies, Mindtree HCL, Tata and Wipro and Luxoft; and

•	in-house product development departments of our clients and potential clients.

We believe that our focus on creating digital journeys and delivering innovative software solutions that harness the potential of emerging technologies for our clients positions us well to compete effectively in the future. However, some of our present and potential competitors may have substantially greater financial, marketing or technical resources; may be able to respond more quickly to emerging technologies or processes and changes in client demands; may be able to devote greater resources towards the development, promotion and sale of their services than we can; and may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our clients.

Corporate and Social Responsibility

We believe corporate and social responsibility, or CSR, is an important extension of our founders’ original vision of creating a company, starting from Latin America, that is a leader in the delivery of innovative software solutions for global customers, while also generating world-class career opportunities for IT professionals not just in metropolitan areas but also outlying cities within countries in the region. Our signature CSR program is TesteAR, an initiative we launched five years ago that seeks to increase employment opportunities for disadvantaged youth in our surrounding communities ranging from 18 to 25 years old by training them in manual software testing.

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

Our registered intellectual property consists of the trademark “Globant” (which is registered in twelve jurisdictions, including the United States and Argentina). We do not believe that any individual registered intellectual property right, other than our rights in our name and logo, is material to our business.

Facilities and Infrastructure

As of December 31, 2015, we provided our services through a network of 33 delivery centers in 22 cities throughout nine countries. Our delivery locations are in Buenos Aires, Tandil, Rosario, Tucumán, Mendoza, Santa Fe, Córdoba, Resistencia, Bahía Blanca, Mar del Plata and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín, Colombia; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; Santiago, Chile; Pune and Bangalore, India; and San Francisco and New York in the United States. We also have client management locations in the United States (Boston, New York and San Francisco), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). The main administrative offices of our principal subsidiary (which also include a delivery center) are located in Buenos Aires. All of our facilities (with the exceptions of Tucumán and Bahía Blanca) are leased. We also have two offices under construction in Buenos Aires and La Plata.

The table below breaks down our locations by country and city and provides the aggregate square footage of our locations in each city as of December 31, 2015.

Country	City	Number of Offices	Square Feet
Argentina	Bahía Blanca	2	7,804
Argentina	Buenos Aires	3	101,181
Argentina	Córdoba	2	21,528
Argentina	La Plata	1	20,344
Argentina	Mar del Plata	1	20,451
Argentina	Resistencia	1	9,688
Argentina	Rosario	2	22,497
Argentina	Tandil	3	10,850
Argentina	Tucumán	1	10,764
Argentina	Mendoza	1	3,229
Argentina	Santa Fe	1	1,292
Brazil	São Paulo	1	7,804
Chile	Santiago	1	646
Colombia	Bogotá	2	23,487
Colombia	Medellín	1	13,207
Mexico	Mexico City	1	26,156
United States	San Francisco	1	4,844
India	Pune	3	43,680
India	Bangalore	1	4,844
United States	Boston	1	124
United States	New York	1	2,153
Uruguay	Montevideo	1	26,824
Peru	Lima	1	7,535
Total		33	390,932

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

We benefit from certain tax incentives promulgated by the Argentine, India and Uruguayan governments. See “— Our Delivery Model — Government Support and Incentives.”

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

Pursuant to Section 2 of the Software Promotion Law, Argentine-incorporated companies whose activities are the creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents (in accordance with Section 4 of the Software Promotion Law) may participate in the benefits contemplated by this regime provided they meet at least two of the following requirements: (i) proven expenses in software research and development activities; (ii) proven existence of a known quality standard applicable to the products or software processes, or the performance of activities in order to obtain such known standard recognition; or (iii) export of software (as defined in Section 5 of the Software Promotion Law).

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

On March 11, 2014, AFIP issued General Resolution No. 3,597, which provides that, as a further prerequisite to participation in the Software Promotion Law, exporters of software and related services must register in a newly established Special Registry of Exporters of Services (Registro Especial de Exportadores de Servicios ). On March 14, May 21 and May 28, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A., respectively, applied and were accepted for registration in the Special Registry of Exporters of Services. In addition, General Resolution No. 3,597 states that any tax credits generated under the Software Promotion Law by a participant in the Software Promotion Law will only be valid until September 17, 2014.

On March 26, 2015, the Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of Sistemas Globales S.A. and IAFH Global S.A. On April 17, 2015, the Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of Huddle Group S.A. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which have occurred upon its date of publication in the Argentine government’s official gazette on before mentioned dates).

On May 7, 2015, we applied to the Subsecretary of Industry for deregistration of Huddle Group S.A. from the National Registry of Software Producers, as the subsidiary had discontinued activities since January 1, 2015. Consequently, Huddle Group S.A. is subject to a 35% corporate income tax rate since January 1, 2015.

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

Law No. 26,893 (the “ITL Amendment Law”), published in the Official Gazzette on and effective as of September 23, 2013, modified the ITL. According to the ITL Amendment Law, income derived from the sale, exchange or other disposition of shares of Argentine corporations by non-Argentine residents would be subject to income tax. Non-Argentine residents will have the option of choosing between applying a 13.5% effective income tax rate over the gross amount or a 15% effective income tax rate over the net amount derived from the transaction.

Individual Argentine residents would be exempt on the income derived from the sale of shares to the extent such participations are publicly traded and/or are authorized for its public offer.

Payments from Argentina to foreign residents representing an Argentine source of income (i.e., royalties, interest, etc.) are generally subject to income tax withholding levied at different rates depending on the type of payment. These rates may be reduced by application of a tax treaty for the avoidance of double taxation between Argentina and the receiving country.

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

However, in February 2013, the Spanish cabinet approved the execution of a new double taxation treaty with Argentina. On November 27, 2013, the Argentine Congress approved the aforementioned treaty, which was published in the Official Gazette on December 18, 2013. This new treaty with Spain entered into force on December 23, 2013. Such treaty replaces the previous double taxation treaty between Argentina and Spain that was terminated on July 16, 2012 and applies retroactively from January 1, 2013.

Additionally, on January 31, 2012 through a notice published in the Official Gazette, the Argentine government issued a resolution ending the provisional application of the double taxation treaty in force with Switzerland, and notified this resolution to the Swiss government through a letter issued on January 16, 2012. According to the Argentine tax authorities, the effects of such termination have been applicable since January 16, 2012. On March 20, 2014, Argentina and Switzerland executed a new double taxation treaty. The treaty between Argentina and Switzerland was first approved by Argentina. Switzerland subsequently approved it in October 28, 2015. The double-taxation treaty entered into force on November 27, 2015.

 Thus, interest payments, royalty payments and the distribution of dividends from Argentina to Switzerland, and Spain will be subject to the withholding rates set forth in the corresponding double taxation treaty.

On May 15, 2015, Argentina and Chile signed a new treaty to avoid double taxation (Convenio entre la República Argentina y la República de Chile para eliminar la doble imposición en relación a los impuestos sobre la renta y sobre el patrimonio y para prevenir la evasión y elusión fiscal). It has not yet been approved by the Argentine Congress. This treaty will replace the previous double-taxation treaty between Argentina and Chile that was terminated on July 13, 2012.

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

As a result of the terminations of the double taxation treaties in force with Spain and the Republic of Chile, as well as the decision to end the provisional application of the double taxation treaty in force with Switzerland, the exemption from the personal assets tax that was available pursuant to those treaties for shares and other equity interests in local companies owned by Chilean, Spanish or Swiss residents will no longer be applicable after each of the corresponding dates of termination. New double taxation treaties with these countries do not include such an exemption.

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

Stamp Tax

Stamp tax is a local tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires has its own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and agreement involved. In general, stamp tax rates vary from 1% to 4% and are applied based on the economic value of the instrument. In the Province of Buenos Aires, we have received an exemption from the stamp tax for one of our subsidiaries, IAFH Global S.A., since 2011.

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

This obligation must be complied with concurrently by seller, purchaser and by the target company whose assets are being transferred. Also, the obligation applies to the notary public (if a notary public participates in the transaction). If the transaction is between a foreign seller and a foreign buyer, then according to guidance provided by AFIP, they are not obliged to comply with this information regime. The obligation remains for the local company and notary public.

The transaction must generally be reported within ten business days after the date of the transaction.

Related Parties’ Registry

Pursuant to General Resolution No. 3,572, AFIP created: (i) a related parties’ registry ( Registro de Sujetos Vinculados ) and (ii) an information regime concerning transactions in the domestic market among related parties ( Régimen informativo de operaciones en el mercado interno — Sujetos Vinculados ).

Notwithstanding that AFIP General Resolution No. 3,572 that became effective on January 3, 2014, the registration and information obligations provided therein shall be considered duly complied with by the following parties within the following terms:

•	on or before April 1, 2014: national major tax-payers ( Grandes Contribuyentes Nacionales ) for obligations due on or before March 31, 2014; and

•	on or before July 1, 2014: all other national parties for obligations due on or before June 30, 2014.

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

Due to the deterioration of the economic and financial situation in Argentina during 2001 and 2002, in addition to the abandonment of the Argentine peso-U.S. dollar parity, the Argentine government established a number of monetary and currency exchange control measures, including a partial freeze on bank deposits, the suspension of payments of its sovereign foreign debt, restrictions on the transfer of funds out of, or into, Argentina, and the creation of the FX Market through which all purchases and sales of foreign currency must be made. Although these restrictions had been progressively eased to some extent since 2003, as a consequence of the increase of the demand in Argentina for U. S. Dollars and the capital flows out of Argentina during 2011, the Argentine government imposed additional restrictions on the purchase of foreign currency and on the transfer of funds from Argentina and reduced the time required to comply with the mandatory transfer of funds into Argentina.

Recently, the newly elected government has introduced substantial changes to the foreign exchange restrictions reversing most of the measures adopted since 2011, providing greater flexibility and access to the foreign exchange market. However, the following restrictions that could affect our Argentine operations still remain in effect.

Pursuant to Argentine regulations, Argentine resident entities have access to the FX Market for the purchase of foreign currency and its transfer abroad for, among other things:

(1) making payments of principal on foreign financial indebtedness at maturity or less than ten business days in advance of the stated maturity to the extent that the proceeds of the foreign indebtedness have remained in Argentina at least during a 120-day period from the date on which the proceeds of the new foreign financial indebtedness were transferred into Argentina and converted into Argentine pesos through the FX Market (the “Waiting Period”) or to make partial or full payments more than ten business days in advance of the stated maturity, provided that (i) the funds disbursed under the debt facility have remained in Argentina for at least the Waiting Period; and (ii) either (a) the prepayment is totally financed with the disbursement of funds from outside Argentina with the purpose of carrying out capital contributions in a local company, or (b) the amount in foreign currency to be prepaid does not exceed the current value of the portion of the debt being prepaid and the average life of the debt must be longer than the remaining amount of the prepaid debt, considering in both cases the payment of principal and interest, the prepayment is totally financed with a new cross-border loan granted by an international organization and its related agencies or an official credit agency or a foreign financial institution or debt issuance which can be deemed on an international debt issuance, and the terms and conditions of the new financing explicitly provide such prepayment as a condition to granting the new loan. With respect to financial indebtedness granted or renewed before December 17, 2015, the former 360-day waiting period will still apply. In all cases, the foreign debt to be repaid must have been disclosed under the foreign debt information regime set forth in Communication “A” 3,602 of the Argentine Central Bank (the “Foreign Debt Information Regime”);

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

In the past, the Argentine government restricted certain local companies from obtaining access to the FX Market for the purpose of making payments abroad, such as dividends (including capital reductions) and payment for importation of services and goods. In this regard, irrespective of whether Argentine residents comply with all legal requirements for purposes of executing any of the foreign exchange transactions listed above, we cannot exclude the possibility that de facto measures limiting or delaying the ability of an Argentine resident to have access to the FX Market may occur, for example through the imposition of general or ad hoc restrictions through local banks or by having the local bank require, even when not expressly provided by any regulation, the opinion of the Argentine Central Bank before executing any specific transaction. Although the recently elected government has introduced substantial changes to the foreign exchange restrictions providing greater flexibility and access to the foreign exchange market, we cannot assure you that these restrictions will be removed.

Argentine entities are no longer required to transfer into Argentina and sell for Argentine pesos through the FX Market, among others, the proceeds from foreign financial indebtedness. However, the transfer and sale of the proceeds from foreign financial indebtedness through the FX Market will be necessary and a mandatory requirement for the debtor to have access to the FX Market for the purchase of foreign currency and its transfer abroad to repay principal or interest.

Argentine entities are required to transfer into Argentina and sell for Argentine pesos in the FX Market all foreign currency proceeds from exports of goods within the periods established by the Argentine Central Bank. Argentine law does not require Argentine resident entities that export services to be paid only in foreign currency nor does it prohibit the receipt of in-kind payment by such exporters.

Prior to February 4, 2016, Argentine law, including Communication “A” 5264 of the Argentine Central Bank, as amended, required Argentine residents to transfer the foreign currency proceeds received for services rendered to non-Argentine residents into a local account with a domestic financial institution and to convert those proceeds into Argentine pesos through the FX Market, which is administered by the Argentine Central Bank within 15 business days from the date the foreign currency proceeds are collected. Since February 4, 2016, foreign currency proceeds received for services rendered to non-Argentine residents still have to be transferred to Argentina, but they no longer need to be converted into Argentine pesos through the FX Market. However, this benefit is limited to $2,000,000 per month, and for every non-converted U.S. dollar, the opportunity to form external assets (i.e. purchase foreign currency bills) is reduced accordingly.

Prior to December 17, 2015 upon their transfer into Argentina and sale for Argentine pesos through the FX Market, the proceeds of foreign financial indebtedness needed to be placed in a mandatory, non-interest bearing and non-transferable bank account in U.S. dollars with an Argentine financial entity in an amount equal to 30% of the aggregate amount of such proceeds so transferred for a term of 365 days (the “Mandatory Deposit”). The Mandatory Deposit was applicable to the following transactions, among others: (i) incurrence of foreign indebtedness; (ii) primary offerings of capital stock or debt securities issued by companies domiciled in Argentina which are not listed on self-regulated markets, to the extent they do not constitute direct investments (i.e. , less than 10% of capital stock); (iii) non-residents’ portfolio investments made for the purpose of holding Argentine currency and assets and liabilities in the financial and non-financial private sector, to the extent that such investments are not the result of primary subscriptions of debt securities issued pursuant to a public offering and listed in self-regulated markets and/or primary subscriptions of capital stock of companies domiciled in Argentina issued pursuant to a public offering and listed in self-regulated markets; (iv) non-residents’ portfolio investments made for the purpose of purchasing any right in securities in the secondary market issued by the public sector; (v) non-residents’ portfolio investments made for the purpose of purchasing primary offers of Argentine Central Bank securities issued in primary offerings; (vi) inflows of funds to the Argentine foreign exchange market derived from the sale of foreign portfolio investments of Argentine residents within the private sector in an amount in excess of $2.0 million per calendar month and (vii) any inflow of funds to the FX Market made for the purpose of primary offers of bonds and other securities issued by a trust, whether or not issued pursuant to a public offering and whether or not they are listed in self-regulated markets, to the extent that the funds to be used for the purchase of any of the underlying assets would be subject to the non-interest bearing deposit requirement. On December 18, 2015, through Resolution No. 3/2015, the Minister of Treasury and Public Finance reduced the Mandatory Deposit percentage to 0%. Thus, the Mandatory Deposit shall no longer be applicable to the inflow of funds to Argentina.

Since December 17, 2015, Argentine residents (both individuals and legal entities) are allowed to access to the FX Market to purchase foreign exchange currency without prior approval from the Argentine Central Bank or the AFIP with respect to the following type of transactions: real estate investments abroad, loans granted to non-Argentine residents, Argentine residents’ contributions of direct investments abroad, portfolio investment of Argentine natural persons abroad, certain other investments abroad of Argentine residents, portfolio investments of Argentine legal entities abroad, purchases of foreign currency bills to be held in Argentina, as well as purchases of traveler checks. The aggregate amount of foreign currency allowed to be purchased through the FX Market for all the above mentioned transactions shall not exceed U$S 2,000,000 per calendar month in the aggregate, in all the institutions authorized to trade in the foreign exchange market.

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

India

The prevailing foreign exchange laws in India require Indian residents to repatriate all foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, 1999, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign currency earned by the company outside India, within such time periods and in the manner specified by the Reserve Bank of India (the “RBI”). The RBI has promulgated guidelines that require Indian companies to realize and repatriate such foreign currency back to India, including by way of remittance into a foreign currency account such as an Exchange Earners Foreign Currency (“EEFC”) account maintained with an authorized dealer in India. Remittance into an EEFC account is subject to the condition that the sum total of the accruals in the account during a calendar month should be converted into rupees on or before the last day of the succeeding calendar month, after adjusting for utilization of the balances for approved purposes or forward commitments.

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

The following chart reflects our organization structure, including our principal shareholders and our principal subsidiaries, as of April 15, 2016. See “Major Shareholders and Related Party Transactions — Major Shareholders” for more information about our principal shareholders and note 2.2 to our audited consolidated financial statements for more information about our consolidated subsidiaries.

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

Overview

At Globant, we are experts in creating digital journeys. A successful digital journey is composed of different software products including mobile apps, web apps, sensors and other hardware appliances orchestrated by a smart backend that uses big data and fast data, and that connects to all of our client’s system. This approach creates a deep understanding of each end user and assists our clients in creating customized responses for each end user.

A digital journey starts very early in a company’s process and it is necessary to have an holistic view of the challenge and solution. To create them, we have implemented a model that includes three pillars:

•	Stay relevant: Our thought leaders help our customers stay relevant within their industries. We show them how other companies are creating emotional experiences so they can see how they might revolutionize their own markets.

•	Discover: We envision strategic digital journeys to optimize the interactions with customers in a sustainable way. We collaborate with them to conceive digital journeys for their users based on consumer behaviors and technologies.

•	Build: Once the digital journey is defined, we develop and build the experience by leveraging our three key pillars: our studios, deep pockets of innovation; our own proprietary agile pods model and Services over Platforms.

 We provide our services through a network of 33 locations in Argentina, Uruguay, Chile, Colombia, Brazil, Mexico, India, Peru and the United States, supported by three client management locations in the United States, and one client management location in each of the United Kingdom, Colombia, Uruguay, Argentina and Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across Latin America provide us with the ability to attract and retain well-educated and talented professionals in the region. We are culturally similar to our clients and we function in similar time zones. We believe that these characteristics have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

During the year ended December 31, 2015, 83.7%, 10.4%, 0.6% and 5.3% of our revenues were generated by clients in North America, Latin America, Asia and Europe, respectively. In 2014, 81.7%, 12.4% and 5.9% of our revenues were generated by clients in North America, Latin America and Europe, respectively. Our clients include companies such as Google, Electronic Arts, JWT, Orbitz and Walt Disney Parks and Resorts Online, each of which was among our top ten clients by revenues for at least one Studio in 2015.

Our revenues increased from $158.3 million for 2013 to $253.8 million for 2015, representing a CAGR of 26.6% over the two-year period. Our revenues for 2015 increased by 27.2% to $253.8 million, from $199.6 million for 2014. Our net income for 2015 was $31.6 million, compared to $25.3 million for 2014. The $6.3 million increase in net income from 2014 to 2015 was primarily driven by strong revenue growth and improved operating margins during the year. In 2012, 2013, 2014 and 2015, we made several acquisitions to enhance our strategic capabilities, none of which contributed a material amount to our revenues in the year the acquisition was made. See “Information on the Company — History and Development of the Company.”

We were founded in 2003 and since our inception, we have benefited from strong organic growth and have built a blue chip client base comprised of leading global companies. Over that same period, we have expanded our network of delivery centers from one to 30. We have benefited from the support of our investors Riverwood Capital and FTV Capital, which have provided equity capital to support our strategic expansion and growth. In January 2012, Endeavor Global, Inc., an organization devoted to selecting, mentoring and accelerating high-impact entrepreneurs around the world, invested in our company. And, more recently, in December 2012, one of the largest marketing communications networks in the advertising industry, WPP plc, through its wholly owned subsidiary, WPP, became a shareholder of our company.

In 2006, we started working with Google. We were chosen due to our cultural affinity and innovation. While our growth has largely been organic, since 2008 we have made ten complementary acquisitions. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America, rather than building scale.

Globant’s growth has been primarily organic. We expect to continue with this strategy to maintain and reinforce our culture. At the same time, during the life of the company, we have made a number of small, strategic acquisitions.

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

In August 2013, we acquired 22.75% of Dynaflows S.A. In October 2015, we obtained the control over Dynaflows through acquiring an additional number of shares. This additional acquisition allowed us to broaden our Services over Platforms strategy.

In October 2013, we acquired a majority stake in the Huddle Group, a company specializing in the media and entertainment industries, with operations in Argentina, Chile and the United States. We acquired the remaining 13.75% minority stake in Huddle Investment in October 2014.

In July 2014, we closed the initial public offering of our common shares.

In October 2014, we acquired 100% of the capital stock of BlueStar Holdings.

In April 2015, we closed a follow-on secondary offering of our common shares through which certain selling shareholders sold 3,994,390 common shares previously held by them. Subsequently, in July 2015, we closed another follow-on secondary offering through which certain selling shareholders sold 4,025,000 common shares previously held by them.

In May, 2015 we acquired Clarice Technologies which allowed us to establish our presence in India. We now have coverage in the Americas, Europe and Asia.

Also, in 2105 we launched new Studios to complement our offerings, including one focused on Cognitive Computing, and we incorporated a complementary approach to build digital journeys fast and in an innovative manner though: our service-over-platform offering.

A. Operating Results

Factors Affecting Our Results of Operations

In the last few years, the technology industry has undergone a significant transformation due to the proliferation and accelerated adoption of several emerging technologies, including social media, mobility, cloud computing and big data, and related market trends, including enhanced user experience, personalization technology, gamification, consumerization of IT, wearables, internet of things and open collaboration. These technologies are empowering end users and are compelling enterprises to engage and collaborate with end-users in new and powerful ways. We believe that these changes are resulting in a paradigm shift in the technology services industry and are creating demand for service providers that possess a deep understanding of these emerging technologies and related market trends.

We believe that the most significant factors affecting our results of operations include:

•	market demand for integrated engineering, design and innovation technology services relating to emerging technologies and related market trends;

•	economic conditions in the industries and countries in which our clients operate and their impact on our clients’ spending on technology services;

•	our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends;

•	expansion of our service offerings and success in cross-selling new services to our clients;

•	our ability to obtain new clients, increase penetration levels with our existing clients and continue to add value for our existing clients so as to create long-term relationships;

•	the availability of, and our ability to attract, retain and efficiently utilize, skilled IT professionals in Latin America and the United States;

•	operating costs in countries where we operate, particularly in Argentina where most of our employees are based;

•	capital expenditures related to the opening of new delivery centers and client management locations and improvement of existing offices;

•	our ability to increase our presence onsite at client locations;

•	the effect of wage inflation in countries where we operate and the variability in foreign exchange rates, especially relative changes in exchange rates between the U.S. dollar and the Argentine peso, Uruguayan peso, Mexican peso, Colombian peso and Indian rupees;

•	the impact on our profit from the gain on transactions with Sovereign Bonds (BODEN and BONAR); and

•	our ability to identify, integrate and effectively manage businesses that we may acquire.

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•	Pricing of and margin on our services and revenue mix. For time-and-materials contracts, the hourly rates we charge for our Globers are a key factor impacting our gross profit margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and winning higher profit margin assignments. During the three-year period ended December 31, 2015, we increased our revenues attributable to sales of higher profit margin technology solutions (primarily through our Mobile, Enterprise Consumerization, UX Design and Gaming Studios). This shift in revenue mix enabled us to achieve an adjusted gross profit margin percentage of 38.9%, 41.0% and 39.2% for the years ended December 31, 2015, 2014 and 2013, respectively, which are consistent with our targeted adjusted gross profit margin percentage in the medium term.

•	Our ability to deepen and expand the portfolio of services we offer through our Studios while maintaining our high standard of quality. The breadth and depth of the services we offer through our Studios impacts our ability to grow revenues from new and existing clients. Through research and development, targeted hiring and strategic acquisitions, we have invested in broadening and deepening the domains of expertise of our Studios. Our future growth and success depend significantly on our ability to maintain the expertise of each of our Studios and to continue to innovate and to anticipate the needs of our clients and rapidly develop and maintain the expertise of each of our Studios, including relevant domain knowledge and technological capabilities required to meet those client needs, while maintaining our high standard of quality.

•	Recruitment, retention and management of IT professionals. Our ability to recruit, retain and manage our IT professionals will have an effect on our gross profit margin and our results of operations. Our IT professional headcount was 4,613 as of December 31, 2015, 3,424 at December 31, 2014 and 2,912 at December 31, 2013. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.

•	Evolution of client base. In recent years, as we have expanded significantly in the technology services industry; we have diversified our client base and reduced client concentration. In addition, consistent with our business focus on pursuing clients and markets with higher profit margins, we have increased our revenues from North American and, in some periods, European, clients, while reducing our revenues from Latin American and other clients. Revenues attributable to our top ten clients increased by 39.4% from 2013 to 2014 and 35.1% from 2014 to 2015. Over the same period, we have increased our revenues from existing clients by expanding the scope and size of our engagements. The number of clients that each accounted for over $5.0 million of our annual revenues amounted to ten in 2015, ten in 2014 and five in 2013, and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 51 in 2015, from 46 in 2014 and 41 in 2013.

•	Investments in our delivery platform. We have grown our network of locations to 33 at December 31, 2015, located in 22 cities throughout nine countries (Buenos Aires, Tandil, Rosario, Tucumán, Mendoza, Santa Fe, Córdoba, Resistencia, Bahía Blanca, Mar del Plata and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín, Colombia; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; Santiago, Chile; Pune and Bangalore, India; and San Francisco in the United States). We also have three client management locations in the United States (Boston, New York and San Francisco), the United Kingdom (London), Brazil (São Paulo), Uruguay (Montevideo), Colombia (Bogotá) and Argentina (Buenos Aires) that are close to the main offices of key clients. Our integrated global delivery platform allows us to deliver our services through a blend of onsite and offsite methods. We have pursued a decentralization strategy in building our network of delivery centers, recognizing the benefits of expanding into other cities in Argentina and other countries in Latin America, including the ability to attract and retain highly skilled IT professionals in increasing scale. Our ability to effectively utilize our robust delivery platform will significantly affect our results of operations in the future.

•	Seasonality. Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. Our revenues tend to be higher in the third and fourth quarters of each year compared to the first and second quarters of each year due to seasonal factors. During the first quarter of each year, which includes summer months in the southern hemisphere, there is a general slowdown in business activities and a reduced number of working days for our IT professionals based in Argentina, Uruguay, Brazil, Peru and Colombia, which results in fewer hours being billed on client projects and therefore lower revenues being recognized on those projects. In addition, some of the reduction in the number of working days for our IT professionals in the first or second quarter of the year is due to the Easter holiday. Depending on whether the Easter holiday falls in March or April of a given year, the effect on our revenues and profitability due to the Easter holiday can appear either in the first or second quarter of that year. Finally, we implement annual salary increases in the second quarter of each year. Our revenues are traditionally higher, and our margins tend to increase, in the third and fourth quarters of each year, when utilization of our IT professionals is at its highest levels.

•	Net effect of inflation in Argentina and variability in the U.S. dollar and Argentine peso exchange rate. Because a substantial portion of our operations is conducted from Argentina, our results of operations are subject to the net effect of inflation in Argentina and the variability in exchange rate between the U.S. dollar and the Argentine peso. The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, our functional currency in which a substantial portion of our revenues are denominated, the impact of wage inflation on our results of operations will decrease, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will increase. During the year ended December 31, 2015, the Argentine peso experienced a 52.1% devaluation from 8.55 Argentine pesos per U.S. dollar to 13.01 Argentine pesos per U.S. dollar (34.5% from that devaluation occurred in during December 2015) and INDEC reported an inflation rate of 23.9. The combination of this devaluation and the inflation rate is not expected to have a significant impact on our revenues because a substantial portion of our sales are denominated in U.S. dollars. The devaluation, net of the impact of the inflation rate in the same period, has resulted in an improvement in our operating costs, as our operating costs are primarily denominated in Argentine pesos. See “Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” and “Quantitative and Qualitative Disclosures about Market Risk — Wage Inflation Risk.”

Our results of operations are expected to benefit from government policies and regulations designed to foster the software industry in Argentina, primarily under the Software Promotion Law. For further discussion of the Software Promotion Law, see “Business Overview  — Our Delivery Model — Government Support and Incentives.”

Certain Income Statement Line Items

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium- to large-sized companies based in the United States, Europe and Latin America. For the year ended December 31, 2015, revenues increased by 27.2% to $253.8 million from $199.6 million for the year ended December 31, 2014. For the year ended December 31, 2014, revenues increased by 26.1% to $199.6 million from $158.3 million for the year ended December 31, 2013. Between 2013 and 2015, we experienced rapid growth in demand for our services and significantly expanded our business.

We perform our services primarily under time-and-material contracts (where materials costs consist of travel and out-of-pocket expenses) and, to a lesser extent, fixed-price contracts. Revenues from our time-and-material contracts represented 96.2%, 90.0% and 84.7% of total revenues for the years ended December 31, 2015, 2014 and 2013, respectively. Revenues from our fixed-price contracts represented 3.7%, 9.3% and 15.2% of total revenues for the years ended December 31, 2015, 2014 and 2013, respectively. The remaining portion of our revenues in each year was derived from other types of contracts.

We discuss below the breakdown of our revenues by client location, industry vertical and client concentration. Revenues consist of technology services revenues net of reimbursable expenses, which primarily include travel and out-of-pocket costs that are billable to clients.

Revenues by Client Location

Our revenues are sourced from three main geographic markets: North America (primarily the United States), Europe (primarily the United Kingdom) and Latin America. We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the year ended December 31, 2015, we had 344 clients.

The following table sets forth revenues by client location by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2015		2014		2013
	(in thousands, except percentages)
By Geography
North America	$212,412	83.7%	$163,097	81.7%	$128,843	81.4%
Europe	13,508	5.3%	11,704	5.9%	12,864	8.1%
Asia	1,434	0.6%	-	0.0%	-	0.0%
Latin America and other	26,442	10.4%	24,804	12.4%	16,617	10.5%
Revenues	$253,796	100.0%	$199,605	100.0%	$158,324	100.0%

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

	Year ended December 31,
	2015		2014		2013
	(in thousands, except percentages)

By Industry Vertical
Media and Entertainment	$61,767	24.3%	$45,014	22.6%	$29,393	18.6%
Technology & Telecommunications	51,816	20.4%	46,897	23.5%	42,010	26.5%
Travel & Hospitality	38,926	15.3%	22,545	11.3%	10,578	6.7%
Consumer, Retail & Manufacturing	28,840	11.4%	25,656	12.9%	21,290	13.4%
Professional Services	36,546	14.4%	32,832	16.4%	32,187	20.3%
Banks, Financial Services and Insurance	31,981	12.6%	25,236	12.6%	20,693	13.1%
Other Verticals	3,920	1.6%	1,425	0.7%	2,173	1.4%
Total	$253,796	100.0%	$199,605	100.0%	$158,324	100.0%

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

The following table sets forth revenues contributed by our largest client, top five clients and top ten clients by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2015		2014		2013
	(in thousands, except percentages)
Client concentration
Top client	$31,095	12.3%	$17,458	8.7%	$10,162	6.4%
Top five clients	83,633	33.0%	55,512	27.8%	40,215	25.4%
Top ten clients	118,509	46.7%	87,677	43.9%	62,865	39.7%
Top twenty clients	154,737	61.0%	121,683	61.0%	92,579	58.5%

Our top ten customers for the year ended December 31, 2015 have been working with us for, on average, six years.

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2014 and 2013 contributed 92.3% and 73.8% of our revenues in 2015, respectively. Our existing clients from 2013 contributed 87.4% of our revenues in 2014. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annual revenues increased (ten in 2015, ten in 2014 and five in 2013) and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 51 in 2015, 46 in 2014 and 41 in 2013. The following table shows the distribution of our clients by revenues for the year presented:

	Year ended December 31,
	2015	2014	2013

Over $5 Million	10	10	5
$1 - $5 Million	41	36	36
$0.5 - $1 Million	30	23	24
$0.1 - $0.5 Million	100	83	66
Less than $0.1 Million	163	144	132
Total Clients	344	296	263

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client’s exclusive external technology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Operating Expenses

Cost of Revenues

The principal components of our cost of revenues are salaries and non-reimbursable travel costs related to the provision of services. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. Salaries of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period. Up to 70% of the amounts paid by our Argentine subsidiaries for certain social security taxes in respect of base and incentive compensation of our IT professionals is credited back to those subsidiaries under the Software Promotion Law, reducing the effective cost of social security taxes from approximately 19.0% to approximately 13.0% of the base and incentive compensation on which those contributions are calculated. For further discussion of the Software Promotion Law, see “— Income Tax Expense” below and note 3.7.1.1 to our audited consolidated financial statements for the year ended December 31, 2015.

Also included in cost of revenues is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients.

Our cost of revenues has increased since 2012 in line with the growth in our revenues and reflects the expansion of our operations in Argentina, Uruguay, Colombia, Peru, Mexico, India and the United States primarily due to increases in salary costs, an increase in the number of our IT professionals and the opening of new delivery centers. We expect that as our revenues grow, our cost of revenues will increase. Our goal is to increase revenue per head and thereby increase our gross profit margin.

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

Depreciation and Amortization Expense (included in “Cost of Revenues” and “Selling, General and Administrative Expenses”)

Depreciation and amortization expense consists primarily of depreciation of our property and equipment (primarily leasehold improvements, servers and other equipment) and, to a lesser extent, amortization of our intangible assets, (mainly software licenses and internal developments). We expect that depreciation and amortization expense will continue to increase as we open more delivery centers and client management locations.

Impairment of Tax Credits, Net of Recoveries

Impairment of tax credits, net of recoveries represents an allowance for impairment of tax credits for estimated losses resulting from substantial doubt about the recoverability of our Software Promotion Law tax credits. This allowance is determined by estimating future uses of this credit against value-added tax positions. During the year ended December 31, 2015 and 2014, after considering new facts and circumstances that occurred during the year, including the Specific Resolutions, we recorded a gain of $1.8 and $1.5 million, respectively, related to a partial reversal of the allowance for impairment of tax credits generated under the Software Promotion Law.

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

In light of these developments, during 2013, our U.S. subsidiaries paid for a portion of the services provided by our Argentine subsidiaries by purchasing U.S. dollar-denominated BODEN in the U.S. debt markets (in U.S. dollars) and delivering the acquired BODEN to our Argentine subsidiaries as payment for a portion of services rendered. After being held by our Argentine subsidiaries for between, on average, 10 to 30 days, the BODEN were sold in the Argentine markets for Argentine pesos. Our Argentine subsidiaries sold the BODEN in the Electronic Open Market ( Mercado Abierto Electrónico, or “MAE”), an authorized Argentine market subject to the regulations of the CNV, through a “sell” instruction to an authorized Argentine broker-dealer. Sale and purchase orders relating to BODEN placed by broker-dealers are electronically matched through the MAE to other market participants.

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

Proceeds Received from Capital Contributions

During the year ended December 31, 2015 and 2014, our Argentine subsidiaries, with cash proceeds from capital contributions, acquired U.S. dollar-denominated BODEN and BONAR in the U.S. debt markets (in U.S. dollars). BONAR are a form of Argentine sovereign bond with characteristics identical to BODEN. See “— Gain on Transactions with Bonds — Proceeds Received as Payment for Exports” for more information. The capital contributions during the years ended December 31, 2015 and 2014 were related to capital expenditures incurred by our Argentine subsidiaries to establish delivery centers in Bahía Blanca, La Plata, Mar del Plata and Tucumán, Argentina, open a new recruiting center in Buenos Aires, make initial payments for a new building agreed with Inversiones y Representaciones S.A. (IRSA) and finance working capital requirements. The BODEN and BONAR trade both in the U.S. and Argentine markets. We consider the Argentine market to be the principal market for these bonds.

After holding the BODEN and BONAR for a certain period of time, our Argentine subsidiaries sold the BODEN and BONAR in the Argentine market. Because the fair value of the BODEN and BONAR in the Argentine markets, converted at the U.S. dollar official exchange rate prevailing in Argentina (which is the rate used to convert transactions in foreign currencies into our Argentine subsidiaries’ functional currency, which is the U.S. dollar), during the years ended December 31, 2015 and 2014 was higher than the quoted U.S. dollar price for the BODEN and BONAR in the U.S. markets, we recognized a gain when remeasuring the fair value of the BODEN and BONAR (expressed in Argentine pesos) into U.S. dollars at the official exchange rate prevailing in Argentina.

The rate of exchange between the Argentine peso and the U.S. dollar may increase or decrease in the future. We cannot predict future fluctuations in the exchange rate of the Argentine peso against the U.S. dollar. In addition, legislative, judicial or administrative changes or interpretations may be forthcoming, which could also affect the exchange rate. Accordingly, our gains reported on transactions with BODEN during the years ended December 31, 2013 and on transactions with BODEN and BONAR during the years ended December 31, 2015 and 2014 are not necessarily indicative of the results that may be expected for any future period. If in the future there continues to be a gap between the quoted price of BODEN and BONAR in the Argentine markets (in Argentine pesos) and their quoted price in U.S. markets (in U.S. dollars) as converted at the official exchange rate prevailing in Argentina, our Argentine subsidiaries may acquire, with cash proceeds from capital contributions, U.S. dollar-denominated BODEN and BONAR in the U.S. debt markets (in U.S. dollars).

Finance Income

Finance income consists of foreign exchange gain on monetary assets, liabilities denominated in currencies other than the U.S. dollar and interest gains on time deposits, short-term securities issued by the Argentine Central Bank (Letras del Banco Central), foreign exchange forward contracts and mutual funds.

Finance Expense

Finance expense consists of interest expense on borrowings, foreign exchange loss and other interests.

Income Tax Expense

As a global company, we are required to provide for corporate income taxes in each of the jurisdictions in which we operate. We have secured special tax benefits in Argentina, Uruguay and India, as described below. As a result, our income tax expense is low in comparison to profit before income tax expense due to the benefit related to profit before income tax expense earned in those lower tax jurisdictions. Changes in the geographic mix, income tax regulations or estimated level of annual pre-tax income can also affect our overall effective income tax rate. As our operations outside of Argentina and Uruguay grow, it is likely that our effective tax rate will increase.

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

On March 26, 2015, the Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of Sistemas Globales S.A. and IAFH Global S.A. On April 17, 2015, the Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of Huddle Group S.A. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which have occurred upon its date of publication in the Argentine government’s official gazette on before mentioned dates).

On May 7, 2015, the Company applied to the Subsecretary of Industry for deregistration of Huddle Group S.A. from the National Registry of Software Producers, as the subsidiary had discontinued activities since January 1, 2015. Consequently, Huddle Group S.A. is subject to a 35% corporate income tax rate since January 1, 2015.

The operations of the Argentine subsidiaries are our most significant source of profit before income tax.

Our subsidiary in Uruguay, which is domiciled in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax.

Our subsidiary in Colombia is subject to federal corporate income tax at the rate of 25% and the Contribución Empresarial para la Equidad at the rate of 9% calculated on net income before income tax, applicable till December 31, 2015. After that date, the rate will be increased to 14%.

Our subsidiaries in U.S. are subject to U.S. federal income tax at the rate of 34%.

Our subsidiaries in England are subject to corporate income tax at the rate of 21%.

Our subsidiary in Chile is subject to corporate income tax at the rate of 22.5%. For the year 2016, the corporate income tax rate will be 24%.

Our subsidiary in Brazil is subject to corporate income tax rate of 24% applicable to the taxable income derived from the subsidiary’s activity plus 10% if the net income before income tax is higher than 120,000 reais.

Our subsidiary in Peru is subject to corporate income tax at the rate of 30%.

Our subsidiary in Mexico is subject to corporate income tax at the rate of 30%.

Our subsidiary in India is primarily export-oriented and is eligible for certain income tax holiday benefits granted by the government of India for export activities conducted within SEZs. Indian profits ineligible for SEZ benefits are subject to corporate income tax at the rate of 34.61%. In addition, all Indian profits, including those generated within SEZs, are subject to the Minimum Alternative Tax (MAT), at the current rate of approximately 21.34%, including surcharges.

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

	Year ended December 31,
	2015		2014		2013
	(in thousands, except percentages)

Consolidated Statements of profit or loss and other comprehensive income:
Revenues (1)	$253,796	100.0%	$199,605	100.0%	$158,324	100.0%
Cost of revenues (2)	(160,292)	(63.2)%	(121,693)	(61.0)%	(99,603)	(62.9)%
Gross profit	93,504	36.8%	77,912	39.0%	58,721	37.1%
Selling, general and administrative expenses (3)	(71,594)	(28.2)%	(57,288)	(28.7)%	(54,841)	(34.6)%
Impairment of tax credits, net of recoveries	1,820	0.7%	1,505	0.8%	(9,579)	(6.1)%
Profit (Loss) from operations	23,730	9.3%	22,129	11.1%	(5,699)	(3.6)%
Gain on transaction with bonds (4)	19,102	7.5%	12,629	6.3%	29,577	18.7%
Finance income	27,555	10.9%	10,269	5.1%	4,435	2.8%
Finance expense	(20,952)	(8.3)%	(11,213)	(5.6)%	(10,040)	(6.3)%
Finance income (expense), net (5)	6,603	2.6%	(944)	(0.5)%	(5,605)	(3.5)%
Other income and expenses, net (6)	605	0.2%	380	0.2%	1,505	1.0%
Profit before income tax	50,040	19.6%	34,194	17.1%	19,778	12.6%
Income tax (7)	(18,420)	(7.3)%	(8,931)	(4.5)%	(6,009)	(3.8)%
Net Income for the year	$31,620	12.3%	$25,263	12.6%	$13,769	8.8%

(1)	Includes transactions with related parties for an amount of $6,655, $7,681 and 8,532 for the years ended December 31, 2015, 2014 and 2013, respectively.

(2)	Includes depreciation and amortization expense of $4,441, $3,813 and $3,215 for the years ended December 31, 2015, 2014 and 2013, respectively. Also includes share based compensation for $735, $35 and $190 for the years ended December 31, 2015, 2014 and 2013, respectively.

(3)	Includes depreciation and amortization expense of $4,860, $4,221 and $3,941 for the years ended December 31, 2015, 2014 and 2013, respectively. Also includes share based compensation for $1,647, $582 and $603 for the years ended December 31, 2015, 2014 and 2013, respectively.

(4)	Includes gain on transactions with bonds of $19,102 and $12,629, and $29,577 from capitalizations and proceeds received by our Argentine subsidiaries as payments from exports for the year ended December 31, 2015, 2014 and 2013, respectively.

(5)	Includes foreign exchange loss of $10,136, $2,946 and $4,238 for the years ended December 31, 2015, 2014 and 2013, respectively.

(6)	Includes the gain related to the valuation at fair value of the 22.75% of share interest held in Dynaflows of $625 for the year ended December 31, 2015. Includes the gain related to the bargain business combination of Bluestar Peru of $472 for the year ended December 31, 2014. See note 23 to our audited consolidated financial statements. Includes a gain of $1,703 on remeasurement of the contingent consideration related to the acquisition of TerraForum for the year ended December 31, 2013. See note 27.10.1 to our audited consolidated financial statements.

(7)	Includes deferred tax charge of $370 for the year ended December 31, 2014 and a gain of $1,102 and $529 for the years ended December 31, 2015 and 2013, respectively.

2015 Compared to 2014

Revenues

Revenues were $253.8 million for 2015, representing an increase of $54.2 million, or 27.2%, from $199.6 million for 2014.

Revenues from North America increased by $49.3 million, or 30.2%, to $212.4 million for 2015 from $163.1 million for 2014. Revenues from Latin America and other countries increased by $1.7 million, or 6.9%, to $26.5 million for 2015 from $24.8 million for 2014. Revenues from Europe increased by $1.8 million, or 15.4%, to $13.5 million for 2015 from $11.7 million for 2014. Revenues from Asia amount $1.4 million in 2015.

Revenues from technology and telecommunications clients increased by $4.9 million, or 10.4%, to $51.8 million for 2015 from $46.9 million for 2014. The increase in revenues from clients in this industry vertical was primarily attributable to gaming, consumer experience services and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $16.8 million, or 37.3%, to $61.8 million for 2015 from $45.0 million for 2014. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our gaming solutions, mobile applications, and consumer experience practices. Revenues from professional services clients increased by $3.7 million, or 11.3%, to $36.5 million for 2015 from $32.8 million for 2014. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to enterprise consumerization, digital content and consumer experience solutions. Revenues from consumer, retail and manufacturing clients increased by $3.1 million, or 12.1%, to $28.8 million for 2015 from $25.7 million for 2014. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to mobile applications, testing services, user experience and social practices, supported by the cross-selling capabilities of our Studios. Revenues from banks, financial services and insurance clients increased by $6.8 million, or 27.0%, to $32.0 million for 2015 from $25.2 million for 2014. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to high performance, analytics, cloud and mobile. Revenues from travel and hospitality clients increased by $16.4 million, or 72.9%, to $38.9 million for 2015 from $22.5 million for 2014. This increase is primarily attributable to large increase in demand for consumer experience and automated testing services. Revenues from clients in other verticals increased by $2.5 million, or 166.7%, to $4.0 million for 2015 from $1.5 million for 2014.

Revenues from our top ten clients in 2015 increased by $30.8 million, or 35.1%, to $118.5 million from revenues of $87.7 million in 2014, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for 2015, Walt Disney Parks and Resorts Online, increased by $13.6 million, or 77.7%, to $31.1 million for 2015 from $17.5 million for 2014.

Cost of Revenues

Cost of revenues was $160.3 million for 2015, representing an increase of $38.6 million, or 31.7%, from $121.7 million for 2014. The increase was primarily attributable to the net addition of 1,189 IT professionals since December 31, 2014, an increase of 34.7%, to satisfy growing demand for our services, which translated into an increase in salaries and travel expenses. Cost of revenues as a percentage of revenues increased to 63.2% for 2015 from 61.0% for 2014. The increase was primarily attributable to the exchange rate lag with respect to actual salary increases in nominal Argentine pesos during 2015, increasing our average cost per employee during the year ended December 31, 2015, and also driven by the growth in our IT professional s’ headcount.

Salaries, employee benefits, social security taxes and share based compensation, the main component of cost of revenues, increased by $39.5 million, or 36.7% to $147.0 million for 2015 from $107.5 million for 2014. Salaries, employee benefits and social security taxes include a $0.7 million share-based compensation expense in 2015 and $0.04 million share-based compensation expense in 2014.

Depreciation and amortization expense included in the cost of revenues increased by $0.6 million, or 15.8%, to $4.4 million for 2015 from $3.8 million for 2014. The increase was primarily attributable to an increase in software licenses acquired in 2015 related to the delivery of our services.

Travel and housing decreased by $1.4 million, or 17.3%, to $6.7 million for 2015 from $8.1 million for 2014. The decrease was primarily attributable to efficiencies in the allocation of employees to projects.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $71.6 million for 2015, representing an increase of $14.3 million from $57.3 million for 2014. The increase was primarily attributable to $9.3 million increase in salaries, employee benefits and social security taxes related to the addition of a number of senior sales executives in our main market, the United States; a $0.7 million increase in depreciation and amortization expense; and a $2.7 million increase in office and rental expenses as a result of new delivery centers. The increases in office expenses, rental expenses and depreciation and amortization expense were related to the opening of our new delivery centers. In addition, there was a $0.4 million increase in professional fees including audit and other professional services. Allowances for doubtful accounts increased by $0.2 million. Selling, general and administrative expenses as a percentage of revenues decreased to 28.2% for 2015 from 28.7% for 2014. Share-based compensation expense within selling, general and administrative expenses accounted for $1.6 million, or 0.6%, as a percentage of revenues for 2015, and $0.6 million, or 0.3%, as a percentage of revenues for 2014.

Impairment of Tax Credits, Net of Recoveries

Impairment of tax credits, net of recoveries, increased by $0.3 million to a gain of $1.8 million for 2015 compared to a gain of $1.5 million for 2014. This increase is attributable to the recovery of a portion of the Software Promotion Law credit.

Gain on Transaction with Bonds

Gain on transaction with bonds increased by $6.5 million to $19.1 million for 2015 compared to $12.6 million for 2014. This increase is explained by two factors: (i) an increase in the amount of money transacted in bonds and (ii) an increase in the spread between the implied exchange rate when comparing U.S. dollar-denominated bonds purchased in the U.S. debt markets (in U.S. dollars) and the fair value of those same bonds in the Argentine debt markets (in Argentine pesos).

Finance Income

Finance income for 2015 was $27.6 million compared to $10.3 million for 2014, resulting primarily from foreign exchange gains of $9.2 million as compared to $6.4 million in 2014 and investment gains of $18.4 million as compared to $3.8 million in 2014.

Finance Expense

Finance expense increased to $21.0 million for 2015 from $11.2 million for 2014, primarily reflecting a foreign exchange loss of $19.3 million mainly related to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso-denominated monetary assets, and interest expense of $1 million. Other financial expenses totaled $0.7 million.

Other Income and Expenses, Net

Other income and expenses, net decreased to a gain of $0.6 million for 2015 from a gain of $0.4 million for 2014. Our 2015 gain was primarily related to the valuation at fair value of the 22.75% share interest in Dynaflows. Our 2014 gain was primarily attributable to the business combination of BlueStar Peru.

Income Tax

Income tax expense amounted to $18.4 million for 2015, an increase of $9.5 million from a $8.9 million income tax expense for 2014. The increase in income tax expense was attributable to higher profit before income tax in the subsidiaries where we operate and the impact of the devaluation of the Argentine peso. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) increased to 36.8% for 2015 from 26.1% for 2014, principally driven by the increase in the taxable foreign exchange gain from the devaluation of Argentine pesos.

Net Income for the Year

As a result of the foregoing, we had a net income of $31.6 million for 2015, compared to $25.3 million for 2014.

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

Salaries, employee benefits, social security taxes and share based compensation, the main component of cost of revenues, increased by $16.8 million, or 18.6% to $107.5 million for 2014 from $90.7 million for 2013. Salaries, employee benefits and social security taxes include a $0.04 million share-based compensation expense in 2014 and $0.2 million share-based compensation expense in 2013.

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

Finance Expense

Finance expense increased to $11.2 million for 2014 from $10.0 million for 2013, primarily reflecting a foreign exchange loss of $9.3 million mainly related to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso-denominated monetary assets, and interest expense of $1.5 million. Other financial expenses totaled $0.4 million.

Other Income and Expenses, Net

Other income and expenses, net decreased to a gain of $0.4 million for 2014 from a gain of $1.5 million for 2013. Our 2014 gain was primarily attributable to the bargain business combination of BlueStar Peru. Our 2013 gain was primarily attributable to a $1.7 million gain from the remeasurement of a contingent liability.

Income Tax

Income tax expense amounted to $8.9 million for 2014, an increase of $2.9 million from a $6.0 million income tax expense for 2013. The increase in income tax expense was attributable to higher profit before income tax in the subsidiaries where we operate. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) decreased to 26.1% for 2014 from 30.4% for 2013.

Net Income for the Year

As a result of the foregoing, we had a net income of $25.3 million for 2014, compared to $13.8 million for 2013.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities and borrowings under our credit facilities. Historically, we have also raised capital through several rounds of equity financing ($3.0 million in 2007, $4.6 million in 2008, $5.8 million in 2011 and $2.0 million in 2012, net of expenses). In July 2014, we raised $40.5 million in our initial public offering, net of underwriting fees and expenses. For the year 2015, we derived 89.0% of our revenues from clients in North America and Europe pursuant to contracts that are entered into by our subsidiaries located in the United States and the United Kingdom. Under those contracts, the clients pay the U.S. and United Kingdom subsidiaries (depending on where the client is located) directly. In most instances, the U.S. and United Kingdom subsidiaries in turn contract with our subsidiaries in Argentina, Colombia, Uruguay, Peru and Mexico to perform the services to be delivered to our clients and compensate those subsidiaries for their services in accordance with transfer pricing arrangements in effect from time to time. Under these arrangements, earnings and cash flows from operations are generated not just in Argentina but also in the other jurisdictions in which we conduct operations. As a result, our non-Argentine subsidiaries do not depend on the transfer of cash from our Argentine subsidiaries to meet their working capital requirements or other cash obligations.

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

The following table sets forth our historical capital expenditures for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015(***)	2014(**)	2013(*)
	(In thousands)

Capital expenditures	$16,859	$11,985	$10,702

*	Excludes impact of Huddle acquisition.
**	Excludes impact of Bluestar Peru acquisition.
***	Excludes impact of Clarice Technologies and Dynaflows acquisitions

During 2015, we invested $16.9 million in capital expenditures, primarily in setting up our delivery centers in Mexico City, Mexico, Pune, India, Buenos Aires, Argentina and Medellin, Colombia. We also invested in the acquisition of land in Tandil, Argentina, where we plan to build a new facility to consolidate our regional delivery centers.

During the year ended December 31, 2014, we invested $12.0 million in capital expenditures, primarily on the final payments related to the acquisitions of delivery centers in Bahia Blanca, La Plata, Mar del Plata and Tucumán. We also invested in setting up new delivery centers in Mexico City in Mexico, Mar del Plata in Argentina, Bogotá in Colombia and a client management location in New York in the United States.

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

On May 14, 2015, we acquired Clarice Technologies, an innovation consulting and software development firm in India, for an aggregate purchase price of up to $20.2 million, $10.9 million of which is payable on a deferred basis and subject to reduction upon the occurrence of certain events relating, among other things, to Clarice Technologies’ gross revenue and gross profit for the following three years.

Our primary working capital requirements are to finance our payroll-related liabilities during the period from delivery of our services through invoicing and collection of trade receivables from clients.

We will continue to invest in our subsidiaries. In the event of any repatriation of funds or declaration of dividends from our subsidiaries, there will be a tax effect because dividends from certain foreign subsidiaries are subject to taxes.

As of December 31, 2015, we had cash and cash equivalents and investments of $62.4 million.

Our principal Argentine subsidiary’s lines of credit are denominated in Argentine pesos and bear interest at fixed rates ranging from 7.0% to 15.25% and have maturity dates ranging from January 2015 to December 2017.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	For the year ended December 31,
	2015	2014	2013

Net cash (used in) provided by operating activities	(5,315)	14,296	1,211

Net cash provided by (used in) investing activities	5,531	(23,681)	7,769

Net cash provided by financing activities	1,998	28,468	2,071

Effect of exchange rate changes on cash and cash equivalents	311	(1,939)	(1,685)

Cash and cash equivalents at beginning of the year	34,195	17,051	7,685
Cash and cash equivalents at end of the year	36,720	34,195	17,051

Operating Activities

Net cash provided by operating activities consists primarily of profits before taxes adjusted for non-cash items, including depreciation and amortization expense, and the effect of working capital changes.

Net cash used in operating activities was $5.3 million for the year ended December 31, 2015 as compared to net cash provided by operating activities of $14.3 million for the year ended December 31, 2014. This decrease of $19.6 million in net cash provided by operating activities was primarily attributable to a $5.6 million increase in profit before income tax expense adjusted for non-cash-items, a $25.6 million decrease in working capital and a $0.4 million decrease in income tax payment. Excluding the effect of the advance payments to IRSA, the net cash used in operating activities would have been $0.8 million for the year ended December 31, 2015.

Changes in working capital in the year ended December 31, 2015 consisted primarily of a $6.5 million increase in trade receivables, and a $32.1 million increase in other receivables, partially offset by a $6.9 million increase in payroll and social security taxes payable, and a $1.4 million increase in trade payables. The $6.5 million increase in trade receivables reflects our revenue growth. The $32.1 million increase in other receivables was mainly related to advance payments to IRSA (see note 20 of the consolidated financial statements included in this annual report). Payroll and social security taxes payable increased to $25.6 million as of December 31, 2015 from $21.0 million as of December 31, 2014, primarily as a result of the growth in our headcount in line with our expansion.

Net cash provided by operating activities was $14.3 million for the year ended December 31, 2014, as compared to net cash provided by operating activities of $1.2 million for the year ended December 31, 2013. This increase in net cash provided by operating activities was primarily attributable to $18.7 million increase in profit before income tax expenses adjusted for non-cash items, a $2.4 million increase in working capital and $8.0 million increase in income taxes paid.

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

Investing Activities

Net cash of $5.5 million was provided by investing activities for the year ended December 31, 2015 as compared to $23.7 million of net cash used in investing activities during the year ended December 31, 2014. During the year ended December 31, 2015, we invested in mutual funds and sovereign bonds, which generated a cash flow of $27.4 million, and we also invested $17.7 million in fixed and intangible assets and $11.3 million in acquisition-related transactions and we received proceeds of $7.2 million from hedging contracts.

Net cash of $23.7 million was used in investing activities for the year ended December 31, 2014, as compared to net cash provided of $7.8 million for the year ended December 31, 2013. During the year ended December 31, 2014, we invested $11.4 million in property and equipment, $2.5 million in intangible assets, $2.8 million in sovereign bonds and other financial assets, $6.0 million in payments under previous acquisition agreements, and we spent $1.1 million in hedging contracts.

Financing Activities

Net cash of $2.0 million was provided by financing activities for the year ended December 31, 2015, as compared to $28.5 million of net cash provided by financing activities for the year ended December 31, 2014. During the year ended December 31, 2015, we received $2.2 million for the issuance of shares under our share-based compensation plan and paid borrowing for $0.5 million.

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

Future Capital Requirements

We believe that our existing cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. In addition, as of December 31, 2015, IAFH Global S.A. had recognized an aggregate of $5.3 million in value-added tax credits. We expect to monetize the value of those value-added tax credits by way of cash reimbursement from AFIP during 2016.

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

Restrictions on Distribution of Dividends by Certain Subsidiaries

For the year ended December 31, 2015, we derived over 89.0% of our revenues from clients in North America and Europe pursuant to contracts that are entered into by our subsidiaries located in the United States and the United Kingdom. Under these arrangements, earnings and cash flows from operations are generated not just in Argentina, but also in the other jurisdictions in which we conduct operations. Our non-Argentine subsidiaries, including Globant S.A. and Spain Holdco, do not depend on the transfer of earnings from our Argentine subsidiaries to meet their working capital requirements or other cash obligations. When earnings are transferred between our subsidiaries, the transferor declares a dividend to its shareholders during a shareholder meeting. The dividend is subsequently paid to the shareholders. However, the ability of certain of our subsidiaries to pay dividends to us is subject to their having satisfied requirements under local law to set aside a portion of their net income in each year to legal reserves, as described below.

In accordance with Argentine and Uruguayan companies law, our subsidiaries incorporated in Argentina and in Uruguay must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respective issued share capital. As of December 31, 2015, required legal reserves at our Argentine subsidiaries amounted to $0.9 million and had been set aside as of that date. As of that date, our Uruguayan subsidiary had set aside a legal reserve of $0.04 million, which was fully constituted.

In accordance with Brazilian law, 5% of the net profit of our Brazilian subsidiary must be allocated to form a legal reserve, which may not exceed 20% of its capital. Our Brazilian subsidiary may refrain from allocating resources to the legal reserve during any fiscal year in which the balance of such reserve exceeds 30% of its capital. Our Brazilian subsidiary did not have a legal reserve as of December 31, 2015.

In accordance with Colombian companies law, our Colombian subsidiary must set aside at least 10% of its net income (determined on the basis of its statutory accounts) in each year to legal reserves, until such reserves equal 50% of its issued share capital. As of December 31, 2015, its legal reserves amounted to $0.0004 million and were fully set aside.

In accordance with Spanish companies law, our Spanish subsidiary, Globant S.A., must set aside at least 10% of its net income (determined on the basis of its statutory accounts) in each year to legal reserves, until such reserves equal 20% of its issued share capital. As of December 31, 2015, no reserves had been set aside.

In accordance with Mexican law, our Mexican subsidiary must set aside at least 5% of its net income for each year to a legal reserve, until such reserve equals 20% of its issued share capital. As of December 31, 2015, no reserves had been set aside.

In accordance with Peruvian law, our Peruvian subsidiary must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 20% of its issued share capital. As of December 31, 2015, no reserves had been set aside.

In accordance with Chilean law, our Chilean subsidiary is not obliged to appropriate any fixed amount of profit to a legal reserve. As of December 31, 2015, there is no legal reserve constituted.

In accordance with Indian law, our Indian subsidiary must set off all losses incurred by it (including carried over losses from the previous financial year) and make a provision for depreciation (including depreciation for the previous year if it was not already provided for) against the profits earned by it prior to declaring any dividends. Since the declaration of dividends under Indian law is discretionary, our Indian subsidiary is not required to allocate a specific portion of its annual profits to a designated legal reserve for purposes of declaring dividends. As of December 31, 2015, the legal reserve amounted to 0.02 million for our Indian subsidiary.

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

Equity Compensation Arrangements

On July 3, 2014, our board of directors and shareholders approved and adopted the 2014 Equity Incentive Plan. Pursuant to this plan, from the adoption of the plan until the date of this annual report we have granted to members of our senior management and certain other employees 30,000 stock awards, as well as options to purchase 1,638,948 common shares. All options were granted with a vesting period of four years, 25% of the options becoming exercisable on each anniversary of the grant date. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date. Upon exercise of the option, each employee share option converts into one common share of Globant. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date).

Share-based compensation expense for awards of equity instruments to employees is determined based on the grant-date fair value of the awards. Fair value is calculated using the Black-Scholes option pricing model.

Including our newly-issued stock options, there were 1,497,466 outstanding stock options as of December 31, 2013, 1,724,614 outstanding stock options as of December 31, 2014 and 1,933,239 outstanding stock options as December 31, 2015. For 2015, 2014 and 2013, we recorded $2.4 million, $0.6 million and $0.8 million of share-based compensation expense related to these share option agreements, respectively.

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

Revisions to our estimates may result in increases or decreases to revenues and income and are reflected in our consolidated financial statements in the periods in which they are first identified. If our estimates indicate that a contract loss will be incurred, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in cost of revenues in our consolidated statement of income and other comprehensive income.

Goodwill

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

We evaluate goodwill for impairment at least annually, or more frequently when there is an indication that the unit may be impaired. When determining the fair value of our cash generation unit, we utilize the income approach using discounted cash flow. The income approach considers various assumptions including increase in headcount, headcount utilization rate and revenue per employee, income tax rates and discount rates.

Any adverse changes in key assumptions about the businesses and its prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon our evaluation of goodwill, no impairments were recognized during 2015, 2014 and 2013.

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

Share-based compensation plan

Under our share-based compensation plan employees are measured based on fair value of our shares at the grant date and recognized as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

Determining the fair value of the share-based awards at the grant date requires judgment. We calculated the fair value of each option award on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of our shares, expected volatility, expected term, risk-free interest rate and dividend yield.

Fair value of the shares: For 2014 Equity Incentive Plan, the fair value of the shares is based on the quoted market price of our shares at the grant date. For 2012 Equity Incentive Plan, as our shares were not publicly traded the fair value was determined using the market approach technique based on the value per share of private placements. We had gone in the past through a series of private placements in which new shares have been issued. We understood that the price paid for those new shares was a fair value of those shares at the time of the placement. In January 2012, Globant S.A.U. (Spain) had a capital contribution from a new shareholder, which included cash plus share options granted to the new shareholder, therefore, we considered that amount to reflect the fair value of their shares. The fair value of the shares related to this private placement resulted from the following formula: cash minus fair value of share options granted to new shareholder divided by number of newly issued shares. The fair value of the share options granted to the new shareholder was determined using the same variables and methodologies as the share options granted to the employees. After our reorganization in December 2012, shares of Globant S.A (Luxembourg) were sold by existing shareholders in a private placement to WPP. The fair value of the shares related to this private placement results from the total amount paid by WPP to the existing shareholders.

Expected volatility: As we do not have sufficient trading history for the purpose of valuating the share options, the expected volatility for our shares was estimated by taking the average historic price volatility of the NASDAQ 100 Telecommunication Index.

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

Call option over non-controlling interest

As of December 31, 2015, we held a call option to acquire the remaining outstanding 33.27% interest in Dynaflows S.A., which could be exercised from October 22, 2020 until October 21, 2021. We calculated the fair value of this option using the Black-Scholes option model. The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, maturity, risk-free interest rate, value of the underlying asset and dividend yield.

Expected volatility: We have considered annualized volatility as multiples of EBITDA and revenue of publicly traded companies in the technology business in the U.S., Europe and Asia since 2008.

Maturity: The combination between the call and put options (explained in note 23 to the Consolidated Financial Statements included in this annual report) implied that, assuming no liquidity restrictions at the moment that the option was exercisable and considering that both parties wanted to maximize their benefits, we would acquire the minority shareholders shares at the date that this option was exercisable. Therefore, we have assumed that the maturity date of call option is October 22, 2020.

Risk free rate: The risk-free rate for periods within the contractual life of the option was based on BONAR with a quote in the U.S. market with maturities similar to the expected term of the option.

Value of the underlying assets: We considered a multiple of EBITDA and revenue resulting from the implied multiple in Dynaflows adjusted by the lack of control.

Dividend yield: We did not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Recoverability of internally generated intangible asset

During the year, we considered the recoverability of our internally generated intangible asset that are included in the consolidated financial statements as of December 31, 2015 and 2014 with a carrying amount of $2,497 and $1,922, respectively.

The projects continue to progress in a satisfactory manner, and customer reaction has reconfirmed our previous estimates of anticipated revenues from the project. Detailed sensitivity analysis has been carried out and we believe that the carrying amount of the asset will be recovered in full, even if returns are reduced. This situation will be closely monitored, and adjustments made in future periods if future market activity indicates that such adjustments are appropriate.

Fair value measurement and valuation processes

Certain assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, we use market-observable data to the extent it is available. Where Level 1 inputs are not available, we engage third party qualified valuers to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in note 27.9 to the Consolidated Financial Statements included in this annual report.

Useful lives of property and equipment

We review the estimated useful lives of property and equipment at the end of each reporting period. We determined that the useful lives of the assets included as property and equipment are in accordance with their expected lives.

Provision for contingencies

Provisions are recognized when we have a present obligation (legal or constructive) as a result of a past event, it is probable that we will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each client, historical collections experience and other information, including the aging of the receivables. As of December 31, 2015, our allowance for doubtful accounts represented less than 0.2% of our net revenues. If the financial condition of our clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowance For Impairment of Tax Credits

We maintain an allowance for impairment of tax credits for estimated losses resulting from substantial doubt about recoverability of the Software Promotion Law tax credit. The allowance for impairment of tax credits is determined by estimating future uses of this credit against our value-added tax position.

Application of New and Revised International Financial Reporting Standards

New accounting pronouncements

 The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 9	Financial Instruments[1]
IFRS 15	Revenue from contracts with customer[1]
IFRS 16	Leases[2]
Amendments to IAS 38 and IAS 16	Clarification of Acceptable Methods of Depreciation and Amortisation [3]
Amendments to IFRS 11	Accounting of Acquisitions of Interests in Join Operations[3]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures[4]
Amendments to IFRS 5, 7 and	Annual improvements 2012 -2014 cycle[3]
IAS 9 and 34
Amendment to IAS 1	Disclosure initiative[3]
Amendment to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses[5]
Amendment to IAS 7	Financial reporting disclosure[5]

[1]	Effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.
[2]	Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted if IFRS 15 has also been applied.
[3]	Effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted.
[4]	Effective date deferred indefinitely.
[5]	Effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.

•	In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, which introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. On July 24, 2014, the IASB published the final version of IFRS 9 'Financial Instruments'. IFRS 9, as revised in July 2014, introduces a new expected credit loss impairment model. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Also limited changes to the classification and measurement requirements for financial assets by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments. This new standard is effective for periods beginning on or after January 1, 2018.

•	On May 28, 2014 the IASB published its new revenue Standard, IFRS 15 “Revenue from Contracts with Customers”. IFRS 15 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations when it becomes effective. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer or promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the standard introduces a five-step approach to revenue recognition:

-	Step 1: Identify the contract with the customer
-	Step 2: Identify the performance obligations in the contract
-	Step 3: Determine the transaction price
-	Step 4: Allocate the transaction price to the performance obligations in the contracts
-	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when or as performance obligation is satisfied, i.e. when control of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

•	On January 13, 2016, the IASB issued the IFRS 16 which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, with the distinction between operating and finance leases removed, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value to be accounted for by simply recognizing an expense, typically straight line, over the lease term. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 supersedes IAS 17 and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2019, with earlier application being permitted if IFRS 15 has also been applied.

•	On May 12, 2014, the IASB issued a set of amendments to IAS 38 (intangible assets) and IAS 16 (property, plant, and equipment). The amendments clarify that:
o	The use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment.
o	Revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

The amendments are effective prospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

•	On May 6, 2014, the IASB issued amendments to the guidance on joint arrangements in IFRS 11. The amendments address how an entity should account for an “acquisition of an interest in a joint operation that constitutes a business”. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

•	On September 11, 2014, the IASB issued amendments to IFRS 10 and IAS 28. These amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:
o	require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);
o	require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognised only to the extent of the unrelated investors’ interests in that associate or joint venture.

These requirements apply regardless of the legal form of the transaction, e.g. whether the sale or contribution of assets occurs by an investor transferring shares in any subsidiary that holds the assets (resulting in loss of control of the subsidiary), or by the direct sale of the assets themselves. On December 17, 2015 the IASB issued an amendment that defers the effective date of the September 2014 amendments to these standards indefinitely until the research project on the equity method has been concluded. Earlier application of the September 2014 amendments continues to be permitted.

•	On September 25, 2014, the IASB issued amendments to IFRS 5 and 7 and IAS 19. These amendments include annual improvements, as follows:
o	adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued;
o	additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset;
o	clarify that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid;
o	clarify the meaning of 'elsewhere in the interim report' and require a cross-reference.

•	On December 18, 2014, the IASB issued the amendment to IAS 1 to address perceived impediments to preparers exercising their judgment in presenting their financial reports. The amendment is effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

•	On January 19, 2016, the IASB issued the amendment IAS 12 Income Taxes to clarify the following aspects:
o	Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use.
o	The carrying amount of an asset does not limit the estimation of probable future taxable profits.
o	Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.
o	An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendment is effective for annual periods beginning on or after 1 January 2017, with earlier application being permitted.

•	On January 29, 2016, the IASB published amendments to IAS 7 as part of its disclosure initiative (i.e., projects to improve the effectiveness of financial reporting disclosures). The objective of the amendments is to clarify IAS 7 to improve information provided to financial statement users about an entity’s financing activities. The amendments require that an entity disclose, to the extent necessary to meet the disclosure objective, the following changes in liabilities arising from financing activities:
o	changes from financing cash flows;
o	changes arising from obtaining or losing control of subsidiaries or other businesses;
o	the effect of changes in foreign exchange rates;
o	changes in fair values; and
o	other changes.

The IASB defines liabilities arising from financing activities as liabilities “for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities.” The amendments indicate that the new disclosure requirements also apply to changes in financial assets that meet this definition. The amendments state that one way to meet the new disclosure requirements is to provide “a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company is evaluating the impact, if any, of adopting this new accounting guidance on these consolidated financial statements. Although the Company understands that the application of IFRS 9 and 15 in the future may not have a material impact in the amounts reported and disclosures made in the Company’s consolidated financial statements, it is not practicable to provide a reasonable estimate of the ultimate effect until the Company performs a detailed analysis.

C.           Research and Development, Patents and Licenses, etc.

See “Business Overview — Intellectual Property.”

D.           Trend Information

See “— Operating Results — Factors Affecting Our Results of Operations.”

E.           Off-Balance Sheet Arrangements

As of and for the three years ended December 31, 2015, we were not party to any off-balance sheet arrangements.

F.            Tabular Disclosure of Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of December 31, 2015 and the effect such obligations are expected to have on our liquidity and cash flows.

	Payments due by period
	Total	Less than 1 year	2-3 years	More than 4 years	More than 5 years
Borrowings	$548	$280	$268	-	-
Interest to be paid on borrowings	60	45	15	-	-
Operating lease obligations (1)	16,254	6,871	7,301	1,711	371
Other financial liabilities (2)	21,285	6,240	7,674	-	7,371
Total	$38,147	$13,436	$15,258	$1,711	$7,742

(1)	Includes rental obligations and other lease obligations.
(2)	Relates to Huddle acquisition, Clarice Technologies and Dynaflows. See note 23 to our audited consolidated financial statements.

G.            Safe harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Statements Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Directors

The table below sets forth information concerning our directors as of December 31, 2015.

Name	Position	Age	Date of Appointment	Current Term Expiring at Annual Meeting of Shareholders to Be Held in Year
Martín Migoya	Chairman of the Board and Chief Executive Officer	47	July 15, 2014	2017
Martín Gonzalo Umaran	Director and Chief of Staff	47	July 15, 2014	2017
Guibert Andrés Englebienne	Director and Chief Technology Officer	49	July 15, 2014	2017
Francisco Álvarez-Demalde	Director	37	May 4, 2015	2018
Bradford Eric Bernstein(1)	Director	48	May 4, 2015	2018
Mario Eduardo Vázquez	Director	80	July 15, 2014	2016
Philip A. Odeen	Director	80	May 4, 2015	2018
David J. Moore	Director	63	May 04, 2015	2018
Marcos Galperin	Director	44	July 15, 2014	2016
Timothy Mott	Director	66	July 15, 2014	2016

(1) Mr. Bernstein is expected to resign as a member of the board of directors effective as of the date of the annual general meeting of shareholders of the Company to be held on or around May 6, 2016.

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

Martín Migoya

Mr. Migoya has served as Chairman of our board of directors and Chief Executive Officer since 2005. Prior to co-founding Globant, he worked as a trainee and technology project coordinator at Repsol-YPF, a consultant at Origin BV Holland and a business development director at Tallion. He founded our company together with Messrs. Englebienne, Nocetti and Umaran in 2003. Mr. Migoya is frequently invited to lecture at various conventions and at universities like MIT and Harvard, and has been a judge at the Endeavor Entrepreneurs panel and at La Red Innova. Mr. Migoya was selected as an Endeavor Entrepreneur in 2005 and won a Konex Award as one of the most innovative entrepreneurs of 2008. He was selected as an Argentine Creative Individual of 2009 ( Círculo de Creativos de la Argentina ) and received the Security Award as one of the most distinguished Argentine businessmen of 2009. He also received in 2009 the America Economía Magazine’s “Excellence Award”, which is given to entrepreneurs and executives that contribute to the growth of Latin American businesses. In 2011, Latin Trade recognized Mr. Migoya as Emerging CEO of the Year. In 2013, Mr. Migoya received the “Entrepreneur of the Year Award” from Ernst & Young. He is a member of the Young President’s Organization and a board member of Endeavor Argentina. Mr. Migoya holds a degree in electronic engineering from Universidad Nacional de La Plata (UNLP) and a master’s degree in business administration, from the Universidad del Centro de Estudios Macroeconómicos de Argentina. We believe that Mr. Migoya is qualified to serve on our board of directors due to his intimate familiarity with our company and the perspective, experience, and operational expertise in the technology services industry that he has developed during his career and as our co-founder and Chief Executive Officer.

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

Francisco Álvarez-Demalde

Mr. Álvarez-Demalde has been a member of the board since 2007. He is a founder and general partner of Riverwood Capital, a leading growth-capital private equity firm focused on the global technology industry, and one of the largest early investors in Globant. From 2005 to 2007, he was an investment executive at Kohlberg Kravis Roberts & Co., where he focused on leveraged buyouts in the technology industry and other sectors. Mr. Álvarez-Demalde was also an investment professional at Eton Park Capital Management and with Goldman Sachs & Co. Mr. Álvarez-Demalde is a former and current director of several technology companies, including Alog Data Centers do Brasil, CloudBlue Technologies, Inc., LAVCA, Navent, Netshoes, among several others. Mr. Álvarez-Demalde earned a bachelor’s degree in economics from Universidad de San Andrés, Argentina, which included an exchange program at the Wharton School at the University of Pennsylvania. We believe that Mr. Álvarez-Demalde is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Bradford Eric Bernstein

Mr. Bernstein has served as a member of our board of directors since 2008. He joined FTV Capital in 2003 and is currently a Partner and head of the New York office, managing staff and operations there. Prior to joining FTV Capital, Mr. Bernstein was a Partner at Oak Hill Capital Management and its predecessors, where he managed the business and financial services group. In addition to his responsibilities at Globant, Mr. Bernstein currently serves on the board of directors of Apex Fund Services, World First Group and Utopia, Inc. Mr. Bernstein received a bachelor’s degree, magna cum laude, from Tufts University. We believe that Mr. Bernstein is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Mario Eduardo Vázquez

Mr. Vázquez has served as a member of our board of directors and chairman of Globant’s audit committee since June 2012. From 2003 to 2006, he served as the Chief Executive Officer of Grupo Telefónica in Argentina. Mr. Vázquez worked in auditing for Arthur Andersen for 33 years until his retirement in 1993, including 23 years as a partner and general director in many of Globant’s markets, including Argentina, Chile, Uruguay, and Paraguay. As former partner and general director of Arthur Andersen, Mr. Vázquez has significant experience with U.S. GAAP accounting and in assessing internal control over financial reporting. Mr. Vázquez currently serves on the board of directors of MercadoLibre, Inc. Mr. Vázquez served as a member of the board of directors of YPF, S.A. and as the president of the Audit Committee of YPF, S.A, until April 2012. He has also served as a member of the board of directors of Telefónica Argentina S.A., Telefónica Holding Argentina S.A., Telefónica Spain S.A., Banco Santander Rio S.A., Banco Supervielle Societe General, and CMF Banco S.A., and as alternate member of the board of directors of Telefónica de Chile S.A. Mr. Vázquez received a degree in public accounting from the Universidad de Buenos Aires. We believe that Mr. Vázquez is qualified to serve on our board of directors due to his financial expertise and his experience serving as a director of other companies.

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

 David J. Moore

Mr. Moore has served as a member of our board since May 2015. He is the chairman of Xaxis and President of WPP Digital. He has over 35 years of experience in media and technology. He founded and led 24/7 Media’s (now Xaxis) growth from start-up to a leader in digital marketing and ad technology. 24/7 Media (TFSM) was listed on NASDAQ in 1998 and Mr. Moore led the company until it was sold to WPP in 2007. He is a member of the Interactive Advertising Bureau’s (“IAB”) Board of Directors and Executive Committee. Previously the IAB’s chairman from 2009 to 2011, Mr. Moore has been an active member since 2002. He also serves on the boards of DASL and DTSI, which are both joint ventures with Dentsu in Japan and Korea and the board of directors of the Advertising Education Foundation. We believe that Mr. Moore is qualified to serve on our board due to his experience in both private and public technology companies as both an officer and director.

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

Timothy Mott

Mr. Mott has served as a member of our board of directors since June 2014. Mr. Mott has been an independent private investor since 1994. He has been a director of Ruby Seven Studios since 2012 and the managing partner of Blue Farm Wines since 2013. From 2008 to 2013 he served as executive chairman of Flixlab; he was executive chairman of All Covered from 2000 to 2010; and from 1990 to 2007 he served as a director of Electronic Arts. Previously he co-founded Electronic Arts where he was a senior vice president from 1982 to 1990; from 1990 – 1994 he was CEO/chairman of Macromedia; he served on the board of directors of Edmark from 1994 to 1996; and from 1994 to 1999 he was chairman of Audible. Mr. Mott has been a trustee of the California College of the Arts since 2004 and previously served on several other non-profit boards. Mr. Mott earned his bachelor of science degree (with honors) from Manchester University in England. We believe that Mr. Mott is qualified to serve on our board due to his extensive business and industry expertise in the technology sector, and his experience as a director and senior management of other technology companies.

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

Nestor Nocetti

Mr. Nocetti, a co-founder of our company, has been our Executive Vice President, Corporate Affairs since July 2012. Mr. Nocetti manages our external affairs, including our relationships with government agencies, union, industry representatives and the media. Prior to that, he served as our Vice President, Innovation Labs. Together with Messrs. Migoya, Englebienne, and Umaran, Mr. Nocetti was selected as an Endeavor Entrepreneur in 2005. He holds a degree in electronic engineering from Universidad Nacional de La Plata (UNLP) and a certificate in business management from the Business School (IAE) of Universidad Austral.

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

Natalia Kanefsck

Ms. Kanefsck has been our Chief Accounting Officer since January 2012. From 2007 to January 2012, she worked as a Regional Financial Controller at Bally Technologies Inc. for the Latin American region based in Buenos Aires, where she was responsible for finance, treasury, accounting and tax for Bally operations in Argentina, Chile, Colombia, Uruguay, Peru, Central America and Caribbean. From 2005 to June 2007, she worked as Accounting Lead for the Mosaic Company based in Buenos Aires, where she was responsible for finance and accounting for Mosaic Mexico. As our Chief Accounting Officer, Ms. Kanefsck is in charge of accounting, tax, external audit and reporting. Ms. Kanefsck has a degree in public accounting from the Universidad de Buenos Aires and a post-graduate degree in business administration from Centro de Estudios Macroeconomicos.

Guillermo Willi

Mr. Willi has been our Chief People Officer since September 2011. From 2009 to 2011, he served as the Human Resources Director for Microsoft Argentina and Uruguay, where he was in charge of leading Microsoft’s human resources policies, developing internal talent and maintaining diversity and inclusion. Between 2007 and 2009, he was the Human Resources Director for Pampa Energia , and from 2002 to 2007 he served as the Human Resources Director for EDS Argentina and Chile. As Globant’s Chief People Officer, he is responsible for overseeing the strategy for talent management and development, along with the creation of organizational capabilities and culture. Mr. Willi has a bachelor’s degree in political science from the Universidad de Buenos Aires and has completed post-graduate studies in management and human resources at Cornell University.

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

Andrés Angelani

Mr. Angelani has been our Chief Solutions Officer since June 2012. Prior to joining Globant, Mr. Angelani was senior software architect at Electronic Data Systems, and a research & development director at Synthesis Information Technology, where he created suites of products for web, mobile, online communities and e-commerce. Since joining Globant in 2004, he has served in a number of capacities in several key areas of the company, leading our software and game development divisions. Prior to becoming our Chief Solutions Officer, Mr. Angelani was Senior Vice President in charge of engineering and consulting. As our Chief Solutions Officer, he is responsible to create high-value customer experiences through the development of our service practices, solutions and consulting engagements. Mr. Angelani holds a bachelor’s degree in business administration from Universidad de Belgrano.

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

B.            Compensation

Compensation of Board of Directors and Senior Management

The total fixed and variable remuneration of our directors and senior management for the years ended December 31, 2015, 2014 and 2013 amounted to $4.2 million, $3.6 million and $4.2 million, respectively.

We adopted an equity incentive plan in connection with the completion of our initial public offering. See “— 2014 Equity Incentive Plan”. From the adoption of this plan until the date of this annual report we granted to members of our senior management and certain other employees 30,000 stock awards, as well as options to purchase 1,638,948 common shares at an exercise price equal to the fair value of the awards at the grant date. In addition, we replaced our existing variable compensation arrangements with a new short-term incentive plan providing for the payment of cash bonuses based on the achievement of certain financial and operating performance measures.

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

In 2015, we paid an aggregate of $250,000 in director fees to certain members of our board of directors who are considered independent.

Members of our senior management who are members of our board of directors and the directors who continue to provide services to, or are affiliated with WPP, will not receive compensation from us for their service on our board of directors. Accordingly, Messrs. Migoya, Umaran, Englebienne and Moore will not receive compensation from us for their service on our board of directors. Only those directors who are considered independent directors under the corporate governance rules of the NYSE will be eligible, subject to our shareholders’ approval, to receive compensation from us for their service on our board of directors. Messrs. Galperin, Odeen Álvarez-Demalde and Vázquez and other independent directors will be paid quarterly in arrears the following amounts:

•	a base annual retainer of $50,000 in cash; and

•	an additional annual retainer of $50,000 in cash to the chairman of the audit committee.

On May 4, 2015, our shareholders approved a grant of options to purchase our common shares in favor of Martin Migoya, Martin Umaran and Guibert Englebienne in the amount of $87,750, $37,500 and $37,500, respectively. We reimburse directors for reasonable expenses incurred to attend meetings of our board of directors or committees.

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

Our board of directors may establish one or more committees, including without limitation, an audit committee, a corporate governance and nominating committee and a compensation committee, and for which it shall, if one or more of such committees are set up, appoint the members, determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable thereto.

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

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee. Our board of directors may from time to time establish other committees.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, our audit committee:

•	is responsible for the appointment, compensation and retention of our independent auditors and reviews and evaluates the auditors’ qualifications, independence and performance;

•	oversees our auditors’ audit work and reviews and pre-approves all audit and non-audit services that may be performed by them;

•	reviews and approves the planned scope of our annual audit;

•	monitors the rotation of partners of the independent auditors on our engagement team as required by law;

•	reviews our financial statements and discusses with management and our independent auditors the results of the annual audit and the review of our quarterly financial statements;

•	reviews our critical accounting policies and estimates;

•	oversees the adequacy of our accounting and financial controls;

•	annually reviews the audit committee charter and the committee’s performance;

•	reviews and approves related-party transactions; and

•	establishes and oversees procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters and oversees enforcement, compliance and remedial measures under our code of conduct.

The current members of our audit committee are Messrs. Mott, Odeen and Vázquez, with Mr. Vázquez serving as the chairman of our audit committee and our audit committee financial expert as currently defined under applicable SEC rules. Each of Messrs. Vázquez, Mott and Odeen satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well us under Rule 10A-3 under the Exchange Act.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee identifies individuals qualified to become directors; recommends to our board of directors director nominees for each election of directors; develops and recommends to our board of directors criteria for selecting qualified director candidates; considers committee member qualifications, appointment and removal; recommends corporate governance guidelines applicable to us; and provides oversight in the evaluation of our board of directors and each committee.

The current members of our corporate governance and nominating committee are Mssrs. Galperin, Odeen and Vazquez, with Mr. Vazquez serving as chairman. Each of Messrs. Galperin, Vazquez and Odeen satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE.

Effective as of July 23, 2014, our board of directors adopted a written charter for our corporate governance and nominating committee, which is available on our website at www.globant.com.

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

As of December 31, 2015, 2014 and 2013, on a consolidated basis, we had 5,041, 3,775 and 3,236 employees, respectively.

As of December 31, 2015, we had 79 Globers, principally at our delivery center located in Rosario, Argentina, who are covered by a collective bargaining agreement with FAECYS, which is renewed on an annual basis

The following tables show our total number of full-time employees as of December 31, 2015 broken down by functional area and geographical location:

Number of employees
Technology	4,304
Operations	309
Sales and Marketing	44
Management and administration	384
Total	5,041

Number of employees
Argentina	2,855
Brazil	48
Colombia	547
Chile	68
United Kingdom	11
Uruguay	422
United States	271
Mexico	292
Peru	70
India	452
Spain	5
Total	5,041

In 2007, we commenced shifting from a Buenos Aires-centric delivery model to a distributed organization with locations across Argentina, Latin America and Asia, and elsewhere. We believe that decentralizing our workforce and delivery centers improves our access to talent and could mitigate the impact of IT professionals’ attrition on our business. Additionally, we provide employees with more choices of where to work, which improves satisfaction and helps us retain our Globers. We continue to draw talent primarily from Latin America and Asia’s abundant skilled talent base.

We believe our relations with our employees are good and we have not experienced any significant labor disputes or work stoppages.

Recruitment and Retention

We seek employees who embrace our “think big” core value and are motivated to be part of a leading company that delivers best-in-class innovative software solutions to leading global companies. We hire highly qualified, experienced IT professionals and recruit students from leading technical institutions in countries where our delivery centers are based, including: the University of Buenos Aires, the Technological Institute of Buenos Aires, the National University of Córdoba and the National University of Tucumán in Argentina; Universidad Estadual de São Paulo , Brazil; and ORT University in Montevideo, Uruguay. Of our employee base, approximately 95.0% have obtained a university degree or are enrolled in a university while they are employed by our company, approximately 3.2% have obtained a graduate level degree, and many have specialized industry credentials or licensing, including in Systems Engineering, Electronic Engineering, Computer Science, Information Systems Administration, Business Administration and Graphic and Web Design. Since our inception, we believe we have become a preferred employment option for IT university graduates in the countries where we have operations. Our participation in a broad range of technology seminars and close involvement with the institutions of higher education in our region help foster our profile among our target audience and contribute to our recruitment efforts. Our de-centralization strategy has also yielded positive results by expanding and diversifying our sources of talent within the region.

Employee retention is one of our main priorities and a key driver of operational efficiency and productivity. We seek to retain top talent by providing the opportunity to work on cutting-edge projects for world-class clients, a flexible work environment, training and development programs, and non-traditional benefits. The total attrition rate among our Globers was 17.7%, 20.2% and 22.2% for the years ended December 31, 2015, 2014 and 2013, respectively.

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

E.           Share Ownership

Share Ownership

The total number of shares of the company beneficially owned by our directors and executive officers, as of the date of this annual report, was 2,276,002 which represents 6.65% of the total shares of the company. See table in “Major Shareholders and Related Party Transactions — Major Shareholders.”

Share Options

See “— Compensation — Compensation of Board of Directors and Senior Management — 2014 Equity Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of April 15, 2016, by:

•	each of our directors and members of senior management individually;

•	all directors and members of senior management as a group; and

•	each shareholder whom we know to own beneficially more than 5% of our common shares.

As of April 15, 2016, we had 34,393,994 issued and outstanding common shares. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, to receive the economic benefit of ownership of the securities, or has the right to acquire such powers within 60 days. Common shares subject to options, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of April 15, 2016 are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. As of April 15, 2016, we had 130 holders of record in the United States with approximately 68.88 % of our issued and outstanding common shares.

	Number	Percent
Directors and Senior Management
Francisco Álvarez-Demalde (1)	13,175	*
Bradford Eric Bernstein	0	*
Andres Angelani (2)	52,859	*
Gustavo Barreiro (3)	58,573	*
Guibert Englebienne (4)	388,633	1.13%
Marcos Galperin (5)	22,170	*
Natalia Kanefsck (6)	4,068	*
Guillermo Marsicovetere (7)	68,632	*
Martín Migoya (8)	378,196	1.10%
Timothy Mott (9)	22,170	*
Nestor Nocetti (10)	454,218	1.33%
Philip A. Odeen (11)	22,170	*
Patricio Pablo Rojo (12)	68,124	*
Alejandro Scannapieco (13)	90,039	*
Martín Umaran (14)	541,536	1.58%
Mario Vazquez (15)	22,170	*
Guillermo Willi (16)	84,560	*
David Moore	0	*
Wanda Weigert (17)	12,444	*
All executive officers and directors as a group	2,305,195	6.73%
*Less than 1%
5% or More Shareholders:
WPP Luxembourg Gamma Three S.á.r.l. (18)	6,687,548	19.53%
Ivy Investment Management Company (19)	2,827,787	8.26%
Capital World Investors (U.S.) (20)	2,717,510	7.93%
GIC Private Limited(21)	2,159,464	6.30%

(1)	Represent 13,175 common shares held by NPI Group Family Limited Partnership, a family investment vehicle controlled by Mr. Alvarez-Demalde, who indirectly holds shared voting and dispositive power over the 13,175 common shares held by such company.

(2)	Represent 52,859 common shares issuable upon exercise of vested options.

(3)	Include 2,812 common shares issuable upon exercise of vested options.

(4)	Include 9,375 common shares issuable upon exercise of vested options.

(5)	Represent 22,170 common shares issuable upon exercise of vested options.

(6)	Represent 4,068 common shares issuable upon exercise of vested options.

(7)	Include 8,333 common shares issuable upon exercise of vested options.

(8)	Include 21,937 common shares issuable upon exercise of vested options and 207,040 common shares held by a revocable trust formed under New Zealand law (the “Revocable Migoya Trust Shares”) formed by Mr. Migoya that was established for the benefit of Mr. Migoya, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Migoya Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the 207,040 common shares held by such company.

(9)	Represent 22,170 common shares issuable upon the exercise of vested options.

(10)	Include 3,125 common shares issuable upon exercise of vested options and 272,770 common shares held by a revocable trust formed under New Zealand law (the “Revocable Nocetti Trust Shares”) formed by Mr. Nocetti that was established for the benefit of Mr. Nocetti, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Nocetti Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the 212,770 common shares held by such company.

(11)	Represent 22,170 common shares issuable upon exercise of vested options.

(12)	Include 38,124 common shares issuable upon exercise of vested options.

(13)	Include 4,167 common shares issuable upon exercise of vested options.

(14)	Include 9,375 common shares issuable upon exercise of vested options and 359,241 common shares held by a revocable trust formed under New Zealand law (the “Revocable Umaran Trust Shares”) formed by Mr. Umaran that was established for the benefit of Mr. Umaran, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Umaran Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the 359,241 common shares held by such company.

(15)	Represent 22,170 common shares issuable upon the exercise of vested options.

(16)	Include 74,826 common shares issuable upon the exercise of vested options.

(17)	Include 2,500 common shares issuable upon the exercise of vested options.

(18)	The ultimate parent of WPP Luxembourg Gamma Three S.a r.l. is WPP plc, a company incorporated in Jersey. Paul W.G. Richardson, Group Finance Director of WPP plc, holds voting and dispositive power over the 6,687,548 common shares indirectly held by WPP plc.

(19)	Based upon a Schedule 13G dated February 12, 2016, Ivy Investment Management Company and Waddell & Reed Investment Management Company are direct and indirect subsidiaries, respectively, of Waddell & Reed Financial, Inc., and hold dispositive and voting power with respect to 2,827,787 shares.

(20)	Based upon a Schedule 13G dated February 12, 2016, showing sole dispositive and voting power with respect to 2,717,510 shares.

(21)

GIC Private Limited (“GIC”) is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 1,781,623 securities beneficially owned by it. GIC shares power to vote and dispose of 377,841 securities beneficially owned by it with MAS.

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

In February 2015, we received a demand request from the Riverwood Entities and the FTV Partnerships. In April 2015 we closed a secondary public offering of our common shares through which they and certain selling shareholders sold 3,994,390 common shares. Subsequently, in June 2015, we received a second demand request from Riverwood Entities. In July 2015, we closed the second secondary public offering of our common shares through which they and certain other selling shareholders sold 4,025,000 common shares.

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

Tag-Along Agreement

On July 23, 2014, the Founders, the Uruguayan Entities, Paldwick S.A., the Riverwood Entities, the FTV Partnerships, Endeavor Global, Inc. and Endeavor Catalyst Inc. (collectively, the “Selling Shareholders”) entered into a tag-along agreement pursuant to which if, during a period of four years as from the date our registration statement filed with the Securities and Exchange Commission was declared effective, any of the Selling Shareholders proposes to make a transfer of our shares to any other Selling Shareholder or WPP, each of (i) the Founders and the Uruguayan Entities (individually and/or acting as a group), (ii) the RW Entities (individually and/or acting as a group), (iii) the FTV Partnerships (individually and/or acting as a group), and (v) Endeavor, shall have the right to participate in such sale with respect to any shares held by them on a pro rata basis, and on the same terms and conditions and the same total consideration, as those offered to the corresponding Selling Shareholder in the applicable transfer.

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

In addition, until the close of the fifth fiscal year after the end of the fiscal year in which the conversion or reorganization occurs, with respect to a party or any direct or indirect equityholder directly or indirectly affiliated with a party that has made a gain recognition election as described above, we agreed that we would not sell, exchange or otherwise dispose of any of the stock, or of substantially all the assets, of any subsidiary that is treated as a foreign corporation for U.S. federal income tax purposes as of the date of our conversion to a sociedad anónima , unless we receive either an (i) approval from that equityholder, or (ii) an opinion of U.S. tax counsel reasonably satisfactory to that direct or indirect equityholder, to the effect that the disposition will not be a triggering event for purposes of the gain recognition election.

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

Procedures for Related Party Transactions

On July 23, 2014, we adopted a written code of business conduct and ethics for our company, which is publicly available on our website at www.globant.com. The code of conduct and ethics was not in effect when we entered into the related party transactions discussed above. Under our code of business conduct and ethics, our employees, officers and directors are discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our corporate counsel who then will review and summarize the proposed transaction for our audit committee. Pursuant to its charter, our audit committee is required to then approve any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee is required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

On November 5, 2015, we adopted a related party transactions policy. This policy indicates, based on certain specific parameters, which transactions should be submitted for approval by either our Audit Committee or our general counsel.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.            Consolidated statements and other financial information.

We have included the Consolidated Financial Statements as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are subject to certain contingent liabilities with respect to existing potential claims, lawsuits and other proceedings, including those involving tax and labor lawsuits and other matters. We accrue liabilities when it is probable that future costs will be incurred and such cost can be reasonably estimated.

In Argentina, we are engaged in several legal proceedings, including tax and labor lawsuits. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material effect on our financial condition, liquidity or results of operations.

On February 10, 2012, FAECYS filed a lawsuit against our principal Argentine subsidiary, Sistemas Globales, in which FAECYS is demanding the application of its collective labor agreement to the employees of that subsidiary. According to FAECYS’s claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales’s employees from October 2006 through October 2011. Furthermore, FAECYS' claim may be increased to cover withholdings from October 2006 through the date of a future judgment. Although we believe Sistemas Globales has meritorious defenses to this lawsuit, we cannot assure you what the ultimate outcome of this matter will be. In the opinion of our management and our legal advisers, an adverse outcome from this claim is not probable. Consequently, no amount has been accrued at December 31, 2015. Management estimates that the amount of possible loss as of December 31, 2015 ranges between $0.7 million and $0.8 million, including legal costs and expenses. As of December 31, 2015, we were also party in certain labor claims where the risk of loss is considered probable for which an amount of $0.7 million has been accrued as of December 31, 2015. The final resolution of these claims is not likely to have a material effect on our financial position or results of operations.

Our U.S. subsidiary, Globant LLC, is currently under examination for fiscal year 2012 by the Internal Revenue Service (“IRS”) regarding transfer pricing matters and other matters related to the activities performed by our subsidiaries in the U.S. The examination is currently in progress and its outcome cannot be anticipated as of the date of this annual report. Nevertheless, our management estimates that it is not likely that an issue arises with a material effect on the financial position and results of operations.

In December 2015 we received a civil investigative demand from the U.S. Attorney's Office for the Northern District of Texas for the production of records in connection with an investigation related to certain visa applications made on behalf of some of our non-U.S. employees in connection with their visits to the United States. We have produced the documents and records requested in the civil investigative demand and we intend to continue cooperating fully with the U.S. Attorney's Office. At this time, we cannot make any predictions about the final outcome of the investigation.

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

B.            Significant Changes

On January 26, 2016, we signed a subscription agreement with Ignacio Moreno, Tomás Escobar, Gonzalo Orsi and Juan Badino (jointly “the Acamica Founders”); Fitory S.A., a company organized under the laws of Uruguay; Wayra Argentina S.A., a corporation organized under the laws of Argentina; Stultum Pecuniam Ventures LLC, a limited liability company organized under the laws of the state of Washington, United States; Ms. Eun Young Hwang; Acamica S.A., a company organized under the laws of Argentina (“Acamica Argentina”) and Acamica Inc, a corporation organized under the laws of the state of Delaware, United States (“Acamica US” and together with Acamica Argentina, the “Acamica Group Companies”). Under the terms of the subscription agreement, the Acamica Founders own 100% of the capital share of the Acamica Group Companies and shall form a new company organized under the laws of Spain (“Acamica Holdco”) which shall own 100% of the capital shares of Acamica US and 97% of the capital shares of Acamica Argentina. After the incorporation of Acamica Holdco, we shall make a capital contribution to Acamica Holdco for $750,000 in four equal bimonthly tranches of $187,500. After these capital contributions, we will own 20% of the total shares of Acamica Holdco. The Acamica Group Companies are engaged in e-learning courses business.

On February 25, 2016, we signed a subscription agreement with Collokia LLC, through which Collokia LLC agreed to increase its capital by issuing 55,645 preferred units, of which we acquired 20,998 preferred units at the price of $23.81 per unit for a total amount of $ 500,000. After this subscription, we have a 19.95% participation in Collokia LLC.

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

Period	High	Low
2014
July 18 - July 31	12.99	10.65
August	13.25	11.26
September	14.78	12.50
October	14.19	11.86
November	14.31	11.98
December	15.85	12.76
2015
January	15.50	13.17
February	16.89	13.24
March	22.37	17.01
April	25.71	20.54
May	26.66	20.55
June	33.02	25.85
July	35.00	27.15
August	32.98	25.34
September	33.96	25.67
October	36.80	28.62
November	38.16	32.44
December	38.23	32.60
2016
January	37.86	28.90
February	31.96	22.50
March	32.65	28.27
April 1 - April 15	34.44	30.11

As of April 15, 2016, we had 179 holders of record of our common shares.

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

General

We are a Luxembourg joint stock company (société anonyme ) and our legal name is “Globant S.A.” We were incorporated on December 10, 2012. We are registered with the Luxembourg Trade and Companies Register ( Registre de Commerce et des Sociétés de Luxembourg ) under number B 173 727 and have our registered office at 37A, avenue J.F. Kennedy, L-1855 Luxembourg.

Share Capital

As of December 31, 2015, our issued share capital was $41,253,854.40, represented by 34,378,212 common shares with a nominal value of $1.20 each, of which 169,806 were treasury shares held by us.

We had an authorized share capital, excluding the issued share capital, of $4,815,340.80 consisting of 4,012,784 common shares with a nominal value of $1.20 each.

Our shareholders’ meeting has authorized our board of directors to issue common shares within the limits of the authorized share capital at such times and on such terms as our board of directors may decide during a period of five years starting from the date of the publication in the Luxembourg official gazette (Mémorial C Recueil des Sociétés et Associations) of the decision of the extraordinary general meeting of shareholders held on May 4, 2015, which publication occurred on July 15, 2015, and ends on July 15, 2020 and which period may be renewed. Accordingly, our board of directors may issue up to 3,997,002 common shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

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

Issuance of Common Shares

Pursuant to Luxembourg Corporate Law, the issuance of common shares requires the amendment of our articles of association by the approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting. However, the general meeting may approve an authorized share capital and authorize our board of directors to issue common shares up to the maximum amount of such authorized unissued share capital for a period ending five years from the date of publication in the Luxembourg Official Gazette ( Mémorial C Recueil des Sociétés et Associations ) of the minutes of the relevant general meeting approving such authorization. The general meeting may amend or renew such authorized share capital and such authorization of our board of directors to issue common shares.

We have an authorized share capital, excluding the issued share capital, of $4,796,402.40 and our board of directors is authorized to issue up to 3,997,002 common shares (subject to stock splits, consolidation of common shares or like transactions) with a nominal value of $1.20 per common share.

Our articles provide that no fractional shares shall be issued or exist.

Pre-emptive Rights

Unless limited, waived or cancelled by our board of directors in the context of the authorized unissued share capital or by an extraordinary general meeting of shareholders pursuant to the provisions of the articles of association relating to amendments thereof, holders of our common shares have a pro rata pre-emptive right to subscribe for any new common shares issued for cash consideration. Our articles provide that pre-emptive rights can be waived, suppressed or limited by our board of directors for a period starting from the date of the publication in the Luxembourg official gazette (Mémorial C Recueil des Sociétés et Associations) of the decision of the extraordinary general meeting of shareholders held on May 4, 2015, which publication occurred on July 15, 2015 and which ends on July 15, 2020, in the event of an increase of the issued share capital by our board of directors within the limits of the authorized unissued share capital.

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

Our board of directors may establish one or more committees, including without limitation, an audit committee, a corporate governance and nominating committee and a compensation committee, and for which it shall, if one or more of such committees are set up, appoint the members, determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable thereto.

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

Luxembourg Tax Considerations

Introduction

The following is an overview of certain material Luxembourg tax consequences of purchasing, owning and disposing of the common shares issued by us. It does not purport to be a complete analysis of all possible tax situations that may be relevant to a decision to purchase, own or deposit our common shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it construed to be, legal or tax advice. Prospective purchasers of our common shares should as to the applicable tax consequences of the ownership of our common shares, based on their particular circumstances. The following description of Luxembourg tax law is based upon the Luxembourg law and regulations as in effect and as interpreted by the Luxembourg tax authorities as of the date of this annual report and is subject to any amendments in law (or in interpretation) later introduced, whether or not on a retroactive basis. Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax ( impôt commercial communal ), a solidarity surcharge (contribution au fonds pour l’emploi) and personal income tax (impôt sur le revenu) generally. Corporate taxpayers may further be subject to net worth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, as well as the solidarity surcharge invariably applies to most corporate taxpayers’ resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax, the solidarity surcharge and a temporary equalization tax. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

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

Income tax

Luxembourg resident holders

Dividends and other payments derived from our common shares by resident individual holders of our common shares, who act in the course of the management of either their private wealth or their professional or business activity, are subject to income tax at the ordinary progressive rates. A tax credit may be granted, under certain circumstances, for Luxembourg withholding tax levied. 50% of the gross amount of dividends received from Globant by resident individual holders of our common shares are exempt from income tax.

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

Luxembourg fully-taxable corporate residents

Dividends and other payments derived from our common shares by Luxembourg-resident, fully-taxable companies are subject to income taxes, unless the conditions of the participation exemption regime, as described below, are satisfied. A tax credit may, under certain circumstances, be granted for any Luxembourg withholding tax levied. If the conditions of the participation exemption regime are not met, 50% of the gross amount of dividends received by Luxembourg-resident, fully-taxable companies from our common shares are exempt from income tax.

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

Under the participation exemption regime, dividends derived from our common shares may be exempt from income tax if cumulatively (i) our common shares are attributable to a qualified permanent establishment (“Qualified Permanent Establishment”) and (ii) at the time the dividend is put at the disposal of the Qualified Permanent Establishment, it has held or commits itself to hold a Qualified Shareholding for an uninterrupted period of at least 12 months. A Qualified Permanent Establishment means (a) a Luxembourg permanent establishment of a company covered by Article 2 of the EU Parent-Subsidiary Directive, (b) a Luxembourg permanent establishment of a company limited by share capital ( société de capitaux) resident in a State having a tax treaty with Luxembourg, and (c) a Luxembourg permanent establishment of a company limited by share capital ( société de capitaux ) or a cooperative society ( société coopérative ) resident in the European Economic Area other than a EU Member State. Under the participation exemption regime, capital gains realized on our common shares may be exempt from income tax if (i) our common shares are attributable to a Qualified Permanent Establishment and (ii) at the time the capital gain is realized, the Qualified Permanent Establishment has held or commits itself to hold, for an uninterrupted period of at least 12 months, our common shares representing a direct participation in the share capital of Globant of at least 10% or a direct participation in Globant of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are determined as being the difference between the price for which our common shares have been disposed of and the lower of their cost or book value.

Net Wealth Tax

Luxembourg resident holders of our common shares, as well as non-resident holders of our common shares who have a permanent establishment or a permanent representative in Luxembourg to which our common shares are attributable, are subject to Luxembourg net wealth tax on our common shares, except if the holder is (i) a resident or non-resident individual taxpayer, (ii) a securitisation company governed by the amended law of 22 March 2004 on securitisation, (iii) a company governed by the amended law of 15 June 2004 on venture capital vehicles, (iv) a professional pension institution governed by the amended law dated 13 July 2005, (v) a specialised investment fund governed by the amended law of 13 February 2007, (vi) a family wealth management company governed by the law of 11 May 2007 or (vii) an undertaking for collective investment governed by the amended law of 17 December 2010. However, (i) a securitization company governed by the amended law of 22 March 2004 on securitization, (ii) a company governed by the amended law of 15 June 2004 on venture capital vehicles and (iii) a professional pension institution governed by the amended law dated 13 July 2005 remain subject to minimum net wealth tax.

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

For further information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report.

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

Trade receivables are generally dispersed across our clients in proportion to the revenues we generate from them. For the years ended December 31, 2015, 2014 and 2013, our top five clients accounted for 33.0%, 27.8% and 25.4%, respectively, of our net revenues. Our top client for the years ended December 31, 2015, 2014 and 2013, Walt Disney Parks and Resorts Online, accounted for 12.3%, 8.7% and 6.4% of our revenues, respectively. As of December 31, 2105, 2014 and 2013, accounts receivable from Walt Disney Parks and Resorts Online represented 11.2%, 5.7% and 3.9% of our total accounts receivable, respectively.

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

Based on our debt position as of December 31, 2015, if we needed to refinance our existing debt, a 1% increase in interest rates would not materially impact us.

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

Our consolidated financial statements are prepared in U.S. dollars. Because the majority of our operations are conducted in Latin America and Asia, we incur the majority of our operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Colombian peso, Mexican peso, Indian rupees and Brazilian real. 93.3% of our revenues for the year ended December 31, 2015 was generated in U.S. dollars, with the balance being generated primarily in British pounds sterling and, to a lesser extent, other currencies (including the Argentine peso, the Colombian peso and the Brazilian real). The following table shows the breakdown of our revenues by the currencies in which they were generated during the years ended December 31, 2015, 2014 and 2013, respectively.

	Year ended December 31,
	2015		2014		2013
By Currency
USD	$236,788	93.3%	$184,380	92.4%	$140,799	88.9%
GBP	3,661	1.4%	1,631	0.8%	3,140	2.0%
Others	13,347	5.3%	13,594	6.8%	14,385	9.1%
Revenues	$253,796	100.0%	$199,605	100.0%	$158,324	100.0%

When our Argentine subsidiaries receive payment in U.S. dollars for services performed under our client contracts, we are required by Argentine law to convert such amounts into Argentine pesos, as a result of which the portion of our cash and bank balances that we hold in Argentina is exposed to the fluctuations in the official exchange rate between the Argentine peso and the U.S. dollar. Currently, this exposure is short-term, as these funds are immediately used to pay salaries and capital expenditures primarily in Argentina. The Argentine peso has fluctuated significantly against the U.S. dollar since the end of Argentine peso/U.S. dollar parity in 2002 and experienced periods of strong devaluation. Historically, we have been able to mitigate the risk of devaluation on our cash balances and investments denominated in Argentine pesos through purchases of U.S. dollars. From October 2011 to December 2015, as Cristina Fernandez de Kirchner was re-elected as Argentina’s president, the Argentine government adopted policies that made it more difficult for Argentine enterprises to freely purchase U.S. dollars and remit U.S. dollars abroad. However, since salaries and capital expenditures were paid in Argentine pesos, there was currently limited free cash-flow generated in Argentina. During 2013, our U.S. subsidiary elected to make payment for a portion of the services provided by our Argentine subsidiaries by means of U.S. dollar-denominated BODEN purchased in the U.S. debt markets (in U.S. dollars). The BODEN were then delivered to our Argentine subsidiaries as payment for a portion of the services rendered and, after being held by our Argentine subsidiaries for between, on average, 10 to 30 days, were sold in the Argentine market for Argentine pesos. Because the fair value of the BODEN in the Argentine markets (in Argentine pesos) during the year ended December 31, 2013 was higher than the quoted U.S. dollar price for the BODEN in the U.S. debt markets (in U.S. dollars) converted at the official exchange rate prevailing in Argentina (which is the rate used to convert the transactions in foreign currency into our Argentine subsidiaries’ functional currency), we recognized a gain when remeasuring the fair value (expressed in Argentine pesos) of the BODEN into U.S. dollars at the official exchange rate prevailing in Argentina. During the years ended December 31, 2014 and 2015, our Argentine subsidiaries, with cash proceeds from capitalizations, acquired U.S. dollar-denominated BODEN and BONAR in the U.S. debt markets (in U.S. dollars), held and then sold those BODEN and BONAR in the Argentine market. The proceeds obtained through these transactions were used for capital expenditures incurred to establish delivery centers in Bahia Blanca, La Plata, Mar del Plata and Tucuman, Argentina, open a new recruiting center in Buenos Aires and to finance working capital requirements. See notes 3.18.1 and 3.18.2 to our audited consolidated financial statements and “— Results of Operations — 2015 Compared to 2014” and “— Results of Operations — 2014 Compared to 2013.”

A small percentage of our trade receivables is generated from net revenues earned in non-U.S. dollar currencies (primarily British pounds sterling, the Brazilian real, the Uruguayan peso, the Colombian peso and the Argentine peso).

Our results of operations can be affected if the Argentine peso, Colombian peso, Uruguayan peso, Mexican peso, Reais or British pound appreciate or depreciate against the U.S. dollar.

A 30% depreciation of the Argentine peso against the U.S. dollar would have resulted in a $36.4 million decrease in our operating costs. Given that we have a greater amount of Argentine peso-denominated assets than Argentine peso-denominated liabilities, a 30.0% depreciation of the Argentine peso against the U.S. dollar would have resulted in a $5.6 million loss. As a result, the combined effect on our income statement would have been a $30.8 million increase in our net income for the year ended December 31, 2015.

A 30% appreciation of the Argentine peso against the U.S. dollar would have resulted in a $28.0 million increase in our operating costs. Given that we have a greater amount of Argentine peso-denominated assets than Argentine peso-denominated liabilities, a 30% appreciation of the Argentine peso against the U.S. dollar would have resulted in a $4.3 million gain. As a result, the combined effect on our income statement would have been a $23.7 million decrease in our net income for the year ended December 31, 2015.

We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the year ended December 31, 2015, our principal Argentine operating subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., entered into foreign exchange forward contracts to reduce its risk of exposure to fluctuations in foreign currency. As of December 31, 2015 and 2014, the foreign exchange forward contracts were recognized, according to IAS 39, as financial assets at fair value through profit or loss. We may in the future, as circumstances warrant, decide to enter into derivative transactions to reduce our exposure to appreciation or depreciation in the value of certain foreign currencies.

Wage Inflation Risk

Argentina has experienced significant levels of inflation in recent years. According to the INDEC, the consumer price index increased 9.5% in 2011, 10.8% in 2012, 10.9% in 2013, 21.7% in 2014 and 23.9% in 2015. Inflation data released by the INDEC has been criticized by economists and investors as understating inflation in Argentina. See “Key Information — Risk Factors — Risks Related to Operating in Latin America and Argentina — Argentina — Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.” According to the Consumer Price Index of the Argentine province of Santa Fe (Índice de Precios al Consumidor de la Provincia de Santa Fe), the wholesale price index increased 12.6% in 2007, 21.6% in 2008, 12.6% in 2009, 25.5% in 2010, 20.7% in 2011, 17.9% in 2012 and 16.2% in 2013. The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, the impact of wage inflation will be partially offset, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will be increased. As of December 2015, approximately 56.6% of our employees were based in Argentina, where wages can be influenced by current inflation rates. Assuming a constant exchange rate and no ability to increase prices, for every 10.0% increase in wage inflation in Argentina we would experience an estimated decrease of approximately $6.4 million in net income for the year.

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

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

a) Disclosure Controls and Procedures

As of December 31, 2015, our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Company’s Chief Executive Officer and Chief Financial Officer concluded that Company’s disclosure controls and procedures were effective as of December 31, 2015.

b) Management’s Annual Report on Internal Control over Financial Reporting

The Company’s Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer that: (i) pertains to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements for external reporting in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of the Company’s management and directors; and (iii) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015.

We assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2015. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2015.

c) Attestation Report of the Registered Public Accounting Firm

We note that Section 103 of the JOBS Act, which was not enacted as part of the Exchange Act, provides that an emerging growth company is not required to comply with the requirements of Sarbanes-Oxley Section 404(b). As such, this annual report does not include an attestation report of the Company’s independent registered public accounting firm on the company’s internal control over financial reporting.

d) Changes in internal control over financial reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our internal control over financial reporting to determine whether any change occurred during the period covered since the last annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, it has been determined that there has been no change during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Co. S.A. and affiliates, classified by type of service rendered for the periods indicated, in thousands of dollars:

	2015	2014
	($ in thousands)
Audit Fees (1)	771	1,204
Audit Related Fees (2)	302	24
Tax Fees (3)	61	111
Total	1,134	1,339

(1)	“Audit Fees” includes fees billed for professional services rendered by the principal accountant in connection with the audit of the annual financial statements, certain procedures regarding our quarterly financial results, services in connection with statutory and regulatory filings, and all the services performed in connection with our initial public offering during 2014.

(2)	“Audit Related Fees” includes fees billed for professional services rendered by the principal accountant and not included under the prior category. These services would include, among others, due diligence related to mergers and acquisitions and internal control reviews.

(3)	“Tax Fees” includes fees billed for services related to transfer pricing, initiatives and assistance with assessing compliance with tax regulations.

Audit Committee Approval Policies and Procedure

In accordance with the audit committee’s charter, all fees and retention terms relating to audit and non-audit services performed by our independent auditors must be pre-approved by the audit committee. The audit committee makes annual recommendations to the general meeting of shareholders of the company regarding the appointment, replacement, base compensation, evaluation and oversight of the work of the independent auditors to be retained to audit the annual financial statements of the company and review the quarterly financial statements of the company.

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

The audit committee approved all of the services described above and determined that the provision of such services is compatible with maintaining the independence of Deloitte & Co. S.A. and affiliates.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

Corporate Governance Practices

Our corporate governance practices are governed by Luxembourg law (particularly the law of August 10th, 1915 on commercial companies as amended) and our articles of association. As a Luxembourg company listed on the NYSE, we are not required to comply with all of the corporate governance listing standards of the NYSE for U.S. listed companies. We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required by the NYSE for U.S. listed companies. The following is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for listed U.S. companies by the NYSE (provided that our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here):

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

Audit Committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Our articles of association provide that the board of directors may set up an audit committee. The board of directors has set up an Audit Committee and has appointed Messrs. Mott, Odeen and Vázquez, with Mr. Vázquez serving as the chairman of our audit committee. Each of Messrs. Mott, Odeen and Vazquez satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well as under Rule 10A-3 under the Exchange Act. For additional information, see “Directors, Senior Management and Employees—Board Practices”.

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

Corporate Governance and Nominating Committee

The NYSE requires that a listed U.S. company have a corporate governance and nominating committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee.

The board of directors has set up corporate governance and nominating committee and has appointed Mssrs. Galperin, Odeen and Vazquez, with Mr. Vazquez serving as chairman of our corporate governance and nominating committee. Each of Messrs. Galperin, Vazquez and Odeen satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE. For additional information, see “Directors, Senior Management and Employees— Board Practices”.

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

ITEM 18. FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit No.	Description
1.1	Form of Articles of Association; incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
2.1	Form of Registration Rights Agreement; incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.1	Lease, dated May 31, 2010, by and between Laminar S.A. de Inversiones Inmobiliarias and Sistemas Globales S.A.; incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.2	Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.3	Form of Nonstatutory Stock Option Notice; incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.4	Form of Nonstatutory Stock Option Notice — International; incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.5	Equityholders Additional Agreement, dated May 7, 2012, by and among Paldwick S.A., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Riverwood Capital LLC, RW Holdings S.à. r.l., ITO Holdings S.à. r.l., Endeavor Global, Inc. and IT Outsourcing S.L.; incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
8.1	List of Subsidiaries
12.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of Alejandro Scannapieco, Chief Financial Officer of Globant, S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A.pursuant to Section 906 of the Sarbanes Oxley Act of 2002
13.2	Certification of Alejandro Scannapieco, Chief Financial Officer of Globant, S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2016

GLOBANT S.A.
By:	/s/ Alejandro Scannapieco

Name:	Alejandro Scannapieco
Title:	Chief Financial Officer

GLOBANT S.A.

Deloitte & Co. S.A. Florida 234, Piso 5° C1005AAF C.A.B.A., Argentina Tel: (54-11) 4320-2700 Fax: (54-11) 4325-8081 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Globant S.A.

We have audited the accompanying consolidated statements of financial position of Globant S.A. and subsidiaries (the “Company”) as of December 31, 2015 and 2014 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Globant S.A. and subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows and changes in equity for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

City of Buenos Aires, Argentina

February 29, 2016

Deloitte & Co. S.A.

/s/ Gabriel Gómez Paz

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2015	2014	2013

Revenues (1)		253,796	199,605	158,324
Cost of revenues (2) (4)	5.1	(160,292)	(121,693)	(99,603)
Gross profit		93,504	77,912	58,721

Selling, general and administrative expenses (3) (4)	5.2	(71,594)	(57,288)	(54,841)
Impairment of tax credits, net of recoveries	3.7.1.1	1,820	1,505	(9,579)
Profit (Loss) from operations		23,730	22,129	(5,699)

Gain on transactions with bonds	3.18	19,102	12,629	29,577

Finance income	6	27,555	10,269	4,435
Finance expense	6	(20,952)	(11,213)	(10,040)
Finance income (expense), net		6,603	(944)	(5,605)

Other income and expenses, net (5)		605	380	1,505
Profit before income tax		50,040	34,194	19,778

Income tax (6)	7.1	(18,420)	(8,931)	(6,009)
Net income for the year		31,620	25,263	13,769

Other comprehensive loss
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations		(1,353)	(433)	(269)
- Net fair value gain on available-for-sale financial assets		52	-	-
Total comprehensive income for the year		30,319	24,830	13,500

Net income attributable to:
Owners of the Company		31,653	25,201	13,900
Non-controlling interest		(33)	62	(131)
Net income for the year		31,620	25,263	13,769

Total comprehensive income for the year attributable to:
Owners of the Company		30,352	24,768	13,631
Non-controlling interest		(33)	62	(131)
Total comprehensive income for the year		30,319	24,830	13,500

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2015	2014	2013

Earnings per share (7)
Basic	8	0.93	0.81	0.50
Diluted	8	0.90	0.79	0.48
Weighted average of outstanding shares (in thousands)
Basic	8	33,960	30,926	27,891
Diluted	8	35,013	31,867	28,884

(1)	Includes transactions with related parties for 6,655, 7,681 and 8,532 as of December 31, 2015, 2014 and 2013, respectively. See note 21.1.
(2)	Includes depreciation and amortization expense of 4,441, 3,813 and 3,215 for 2015, 2014 and 2013, respectively. See note 5.
(3)	Includes depreciation and amortization expense of 4,860, 4,221 and 3,941 for 2015, 2014 and 2013, respectively. See note 5.
(4)	Includes share-based compensation expense of 735, 35 and 190 under cost of revenues; and 1,647, 582 and 603 under selling, general and administrative expenses for 2015, 2014 and 2013, respectively. See note 5.
(5)	In 2015 includes a gain of 625 related to valuation at fair value of the 22.75% of share interest held in Dynaflows as explained in note 23. In 2014 includes the gain of 472 related to the bargain business combination of Bluestar Energy S.A.C., explained in note 23. In 2013 includes the gain of 1,703 on remeasurement of the contingent consideration explained in note 27.10.1.
(6)	In 2013, includes deferred income tax gain arising from the recognition of the allowance of 1,317 for impairment of tax credit. See note 7.
(7)	The Company has given retroactive effect to the reverse share split in each of the years presented as explained in note 29.4.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2015 AND 2014

(in thousands of U.S. dollars, except per share amounts)

		As of December 31,
	Notes	2015	2014
ASSETS
Current assets
Cash and cash equivalents		36,720	34,195
Investments	9.1	25,660	27,984
Trade receivables (1)	10	45,952	40,056
Other receivables	11	18,570	14,253
Other financial assets	23	900	-
Total current assets		127,802	116,488

Non-current assets
Other receivables	11	20,122	916
Deferred tax assets	7.2	7,983	4,881
Investment in associates	9.2	300	750
Other financial assets	23	1,221	-
Property and equipment	12	25,720	19,213
Intangible assets	13	7,209	6,105
Goodwill	14	32,532	12,772
Total non-current assets		95,087	44,637
TOTAL ASSETS		222,889	161,125

LIABILITIES
Current liabilities
Trade payables	15	4,436	5,673
Payroll and social security taxes payable	16	25,551	20,967
Borrowings	17	280	513
Other financial liabilities	23	6,240	1,045
Tax liabilities	18	10,225	3,446
Other liabilities		9	173
Total current liabilities		46,741	31,817

Non-current liabilities
Borrowings	17	268	772
Other financial liabilities	23	15,045	263
Provisions for contingencies	19	650	794
Total non-current liabilities		15,963	1,829
TOTAL LIABILITIES		62,704	33,646

Capital and reserves
Issued capital		41,050	40,324
Additional paid-in capital		51,854	50,276
Other reserves		(2,012)	(711)
Retained earnings		69,243	37,590
Total equity attributable to owners of the Company		160,135	127,479
Non-controlling interests		50	-
Total equity		160,185	127,479
TOTAL EQUITY AND LIABILITIES		222,889	161,125

(1)	Includes balances due from related parties of 1,593 and 899 as of December 31, 2015 and 2014, respectively. See note 21.1.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings (losses)	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total

Balance at January 1, 2013	27,290,748	32,749	11,709	(1,511)	(9)	-	42,938	-	42,938
Contributions by owners (see note 29.1)	527,638	633	5,815	-	-	-	6,448	-	6,448
Issuance of shares under share-based compensation plan (see note 29.1)	1,516,724	1,820	790	-	-	-	2,610	-	2,610
Repurchase of shares (see note 29.2)	(339,952)	(408)	(3,747)	-	-	-	(4,155)	-	(4,155)
Repurchase of options (see note 29.3)	-	-	(1,971)	-	-	-	(1,971)	-	(1,971)
Share-based compensation plan (see note 22)	-	-	793	-	-	-	793	-	793
Other comprehensive income for the period, net of tax	-	-	-	-	(269)	-	(269)	-	(269)
Non-controlling interest arising on acquisition (see note 23)	-	-	-	-	-	-	-	623	623
Call and put option over non-controlling interest (see note 23)	-	-	(921)	-	-	-	(921)	-	(921)
Net income for the year	-	-	-	13,900	-	-	13,900	(131)	13,769
Balance at December 31, 2013	28,995,158	34,794	12,468	12,389	(278)	-	59,373	492	59,865

Issuance of shares in connection with the initial public offering (see note 29.1)	4,350,000	5,220	32,513	-	-	-	37,733	-	37,733
Issuance of shares under share-based compensation plan (see note 29.1)	258,742	310	780	-	-	-	1,090	-	1,090
Share-based compensation plan (see note 22)	-	-	3,541	-	-	-	3,541	-	3,541
Other comprehensive income for the period, net of tax	-	-	-	-	(433)	-	(433)	-	(433)
Acquisition of non-controlling interest (see note 23)	-	-	(96)	-	-	-	(96)	(554)	(650)
Recall of call and put option over non-controlling interest (see note 23)	-	-	1,070	-	-	-	1,070	-	1,070
Net income for the year	-	-	-	25,201	-	-	25,201	62	25,263
Balance at December 31, 2014	33,603,900	40,324	50,276	37,590	(711)	-	127,479	-	127,479

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings (losses)	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total

Balance at December 31, 2014	33,603,900	40,324	50,276	37,590	(711)	-	127,479	-	127,479
Issuance of shares under share-based compensation plan (see note 29.1)	560,649	673	1,878	-	-	-	2,551	-	2,551
Issuance of shares under subscription agreement (see note 23)	43,857	53	847	-	-	-	900		900
Share-based compensation plan (see note 22)	-	-	5,903	-	-	-	5,903	-	5,903
Other comprehensive income for the period, net of tax	-	-	-	-	(1,353)	52	(1,301)	-	(1,301)
Acquisition of non-controlling interest (see note 23)	-	-	-	-	-	-	-	83	83
Call and put option over non-controlling interest (see note 23)	-	-	(7,050)	-	-	-	(7,050)	-	(7,050)
Net income for the year	-	-	-	31,653	-	-	31,653	(33)	31,620
Balance at December 31, 2015	34,208,406	41,050	51,854	69,243	(2,064)	52	160,135	50	160,185

(1)	Includes the effect of the retroactive application of 1-for-12 reverse share split. See note 29.4.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements.

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of U.S. dollars)

	For the year ended December 31,
	2015	2014	2013
Cash flows from operating activities
Net income for the year	31,620	25,263	13,769
Adjustments to reconcile net income for the year to net cash flows from operating activities:
Share-based compensation expense	2,382	617	793
Current income tax	19,522	8,561	6,538
Deferred income tax	(1,102)	370	(529)
Depreciation of property and equipment	5,872	4,902	4,967
Amortization of intangible assets	3,429	3,132	2,189
Allowance for doubtful accounts	205	130	922
Allowance for claims and lawsuits	237	529	18
Gain on remeasument of contingent consideration (note 27.10.1)	-	-	(1,703)
Gain from business combination (note 23)	(625)	(472)	-
Accrued interest	880	378	700
Allowance for impairment of tax credits, net of recoveries (note 3.7.1.1)	(1,820)	(1,505)	9,579
Gain on transactions with bonds	(19,102)	(12,629)	(29,577)
Net gain arising on financial assets classified as held-for-trading	(13,453)	(3,813)	(850)
Net gain arising on financial assets classified as held-to-maturity	(4,941)	-	-
Exchange differences	10,136	2,148	2,093
Changes in working capital:
Net increase in trade receivables	(6,525)	(6,336)	(5,971)
Net increase in other receivables	(32,121)	(5,679)	(2,987)
Net increase in trade payables	1,386	2,905	1,451
Net increase in payroll and social security taxes payable	6,850	4,231	3,424
Net increase in tax liabilities	2,752	2,375	193
Utilization of provision of contingencies	(91)	-	(40)
Net (decrease) increase in other liabilities	(237)	148	(827)
Cash provided by operating activities	5,254	25,255	4,152
Income tax paid	(10,569)	(10,959)	(2,941)
Net cash (used in) provided by operating activities	(5,315)	14,296	1,211

Cash flows from investing activities
Acquisition of property and equipment (2)	(13,595)	(11,391)	(5,047)
Proceeds from disposals of property and equipment	88	-	59
Acquisition of intangible assets (3)	(4,222)	(2,481)	(2,335)
Proceeds (payments) related to forward contracts	7,152	(1,069)	-
Acquisition of held-for-trading investments	(122,087)	(87,602)	(30,153)
Proceeds from held-for-trading investments	128,822	72,782	21,082
Acquisition of held-to-maturity investments	(96,601)	-	-
Proceeds from held-to-maturity investments	98,156	-	-
Payments to acquire other financial assets	-	-	(182)
Payments to acquire investments in associates	-	(568)	-
Acquisition of bonds	(46,788)	(30,648)	(57,634)
Proceeds from sale of bonds	65,890	43,277	87,211
Acquisition of business, net of cash (note 23) (1)	(10,569)	218	(2,210)
Seller financing	(715)	(6,199)	(3,022)
Net cash provided by (used in) investing activities	5,531	(23,681)	7,769

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of U.S. dollars)

	For the year ended December 31,
	2015	2014	2013
Cash flows from financing activities
Proceeds from issuance of shares in connection with the initial public offering (4)	-	40,455	-
Capital contributions by owners	-	-	6,448
Proceeds from the issuance of shares under the share-based compensation plan	2,236	1,090	2,610
Repurchase of options	-	-	(1,971)
Proceeds from subscription agreement	900	-	-
Repayment of borrowings	(505)	(9,690)	(3,783)
Proceeds from borrowings	-	34	4,393
Repurchase of shares	-	-	(4,155)
Payment of offering costs	-	(3,101)	(936)
Cash provided by financing activities	2,631	28,788	2,606
Interest paid	(633)	(320)	(535)
Net cash provided by financing activities	1,998	28,468	2,071

Effect of exchange rate changes on cash and cash equivalents	311	(1,939)	(1,685)
Increase in cash and cash equivalents	2,525	17,144	9,366

Cash and cash equivalents at beginning of the year	34,195	17,051	7,685
Cash and cash equivalents at end of the year	36,720	34,195	17,051

Supplemental information

(1)	Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries (note 23):

Supplemental information
Cash paid	10,726	1,357	3,436
Less: cash and cash equivalents acquired	(157)	(1,575)	(1,226)
Total consideration paid net of cash and cash equivalents acquired	10,569	(218)	2,210

(2)	In 2015, 2014 and 2013, there were 26, 1,207 and 3,533 of acquisition of property and equipment financed with trade payables, respectively. In 2014 and 2013, there were 223 and 185 of acquisition of property and equipment financed with borrowings. In 2015, 2014 and 2013, the Company paid 1,207, 3,533 and 104 related to property, plant and equipment acquired in 2014, 2013 and 2012, respectively.

(3)	In 2015 and 2014, there were 439 and 216 of acquisition of intangibles financed with trade payables, respectively. In 2015 and 2013, the Company paid 216 and 294 related to intangibles acquired in 2014 and 2012, respectively.

(4)	Proceeds from the Initial Public Offering are disclosed in the statements of changes in Equity net of related expenses which amount 2,722.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

NOTE 1 – COMPANY OVERVIEW AND BASIS OF PRESENTATION

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

The Company’s principal operating subsidiaries and countries of incorporation as of December 31, 2015 were the following: Sistemas UK Limited in the United Kingdom, Globant LLC and Huddle Group Corp. in the United States of America (the “U.S.”), Sistemas Globales S.A., IAFH Global S.A., Dynaflows S.A. and Huddle Group S.A. in Argentina, Sistemas Colombia S.A.S. in Colombia, Global Systems Outs S.R.L. de C.V. in Mexico, Sistemas Globales Uruguay S.A. in Uruguay, TerraForum Consultoria Ltda. in Brazil, Sistemas Globales Chile Ases. Ltda. in Chile, Globant Peru S.A.C. (formerly “Bluestar Energy S.A.C.”) in Peru and Globant India Private Limited in India (formerly Clarice Technologies Pvt. Ltd.).

The Globant Group provides services from development and delivery centers located in the U.S. (San Francisco, New York and Washington), Argentina (Buenos Aires, Tandil, Rosario, Tucuman, Córdoba, Resistencia, Bahia Blanca, Mendoza, Mar del Plata, Santa Fe and La Plata), Uruguay (Montevideo), Colombia (Bogota and Medellin), Brazil (São Paulo), Peru (Lima), Chile (Santiago), Mexico (Mexico City) and India (Pune and Bangalore) and it also has client management centers in the U.S. (San Francisco and Boston) and the United Kingdom (London). The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Substantially all revenues are generated in the U.S. and United Kingdom, through subsidiaries located in those countries. The Company´s workforce is mainly located in Argentina and to a lesser extent in Uruguay, Mexico and Colombia. The Argentine, Colombian, Mexican and Uruguayan subsidiaries bill the use of such workforce to those U.S. and United Kingdom subsidiaries.

The Company’s changed its registered office address since January 30, 2016 from 5 rue Guillaume Kroll, L-1882, Luxembourg to 37A, avenue J.F. Kennedy, L-1855 Luxembourg, Luxembourg

NOTE 2 – BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS

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

2.1 – Application of new and revised International Financial Reporting Standards

•	Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2015. The application of these amendments has had no impact on the disclosures or amounts recognized in the Company´s consolidated financial statements.

•	New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 9	Financial Instruments[1]
IFRS 15	Revenue from contracts with customer[1]
IFRS 16	Leases[2]
Amendments to IAS 38 and IAS 16	Clarification of Acceptable Methods of Depreciation and Amortisation [3]
Amendments to IFRS 11	Accounting of Acquisitions of Interests in Join Operations[3]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures[4]
Amendments to IFRS 5, 7 and IAS 9 and 34	Annual improvements 2012 -2014 cycle[3]
Amendment to IAS 1	Disclosure initiative[3]
Amendment to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses[5]
Amendment to IAS 7	Financial reporting disclosure[5]

1 Effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

2 Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted if IFRS 15 has also been applied.

3 Effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

4 Effective date deferred indefinitely.

5 Effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.

•	In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, which introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. On July 24, 2014, the IASB published the final version of IFRS 9 'Financial Instruments'. IFRS 9, as revised in July 2014, introduces a new expected credit loss impairment model. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Also limited changes to the classification and measurement requirements for financial assets by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments. This new standard is effective for periods beginning on or after January 1, 2018.

•	On May 28, 2014 the IASB published its new revenue Standard, IFRS 15 “Revenue from Contracts with Customers”. IFRS 15 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations when it becomes effective. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer or promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the standard introduces a five-step approach to revenue recognition:
-	Step 1: Identify the contract with the customer
-	Step 2: Identify the performance obligations in the contract
-	Step 3: Determine the transaction price
-	Step 4: Allocate the transaction price to the performance obligations in the contracts
-	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when or as performance obligation is satisfied, i.e. when control of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

•	On January 13, 2016, the IASB issued the IFRS 16 which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, with the distinction between operating and finance leases removed, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value to be accounted for by simply recognizing an expense, typically straight line, over the lease term. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 supersedes IAS 17 and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2019, with earlier application being permitted if IFRS 15 has also been applied.

•	On May 12, 2014, the IASB issued a set of amendments to IAS 38 (intangible assets) and IAS 16 (property, plant, and equipment). The amendments clarify that:
o	The use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment.
o	Revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

The amendments are effective prospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

•	On May 6, 2014, the IASB issued amendments to the guidance on joint arrangements in IFRS 11. The amendments address how an entity should account for an “acquisition of an interest in a joint operation that constitutes a business”. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

•	On September 11, 2014, the IASB issued amendments to IFRS 10 and IAS 28. These amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:
o	require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);
o	require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

These requirements apply regardless of the legal form of the transaction, e.g. whether the sale or contribution of assets occurs by an investor transferring shares in any subsidiary that holds the assets (resulting in loss of control of the subsidiary), or by the direct sale of the assets themselves. On December 17, 2015 the IASB issued an amendment that defers the effective date of the September 2014 amendments to these standards indefinitely until the research project on the equity method has been concluded. Earlier application of the September 2014 amendments continues to be permitted.

•	On September 25, 2014, the IASB issued amendments to IFRS 5 and 7 and IAS 19. These amendments include annual improvements, as follows:
o	adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued;
o	additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset;
o	clarify that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid;
o	clarify the meaning of 'elsewhere in the interim report' and require a cross-reference.

•	On December 18, 2014, the IASB issued the amendment to IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports. The amendment is effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

•	On January 19, 2016, the IASB issued the amendment IAS 12 Income Taxes to clarify the following aspects:
o	Unrealised losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use.
o	The carrying amount of an asset does not limit the estimation of probable future taxable profits.
o	Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.
o	An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilisation of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendment is effective for annual periods beginning on or after 1 January 2017, with earlier application being permitted.

•	On January 29, 2016, the IASB published amendments to IAS 7 as part of its disclosure initiative (i.e., projects to improve the effectiveness of financial reporting disclosures). The objective of the amendments is to clarify IAS 7 to improve information provided to financial statement users about an entity’s financing activities. The amendments require that an entity disclose, to the extent necessary to meet the disclosure objective, the following changes in liabilities arising from financing activities:
o	changes from financing cash flows;
o	changes arising from obtaining or losing control of subsidiaries or other businesses;
o	the effect of changes in foreign exchange rates;
o	changes in fair values; and
o	other changes.

The IASB defines liabilities arising from financing activities as liabilities “for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities.” The amendments indicate that the new disclosure requirements also apply to changes in financial assets that meet this definition. The amendments state that one way to meet the new disclosure requirements is to provide “a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company is evaluating the impact, if any, of adopting this new accounting guidance on these consolidated financial statements. Although the Company understands that the application of IFRS 9 and 15 in the future may not have a material impact in the amounts reported and disclosures made in the Company’s consolidated financial statements, it is not practicable to provide a reasonable estimate of the ultimate effect until the Company performs a detailed analysis.

2.2 – Basis of consolidation

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

Detailed below are the subsidiaries of the Company whose financial statement line items have been included in these consolidated financial statements.

	Country		Percentage ownership
	of	Main	As of December 31,
Company	incorporation	Activity	2015	2014	2013
Sistemas UK Limited	United Kingdom	Software development and consultancy	100.00%	100.00%	100.00%
Globant LLC	United States of America	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales Buenos Aires S.R.L. (1)	Argentina	Investing activities	-	100.00%	100.00%
4.0 S.R.L. (1)	Argentina	Investing activities	-	100.00%	100.00%
Sistemas Colombia S.A.S.	Colombia	Software development and consultancy	100.00%	100.00%	100.00%
Global Systems Outsourcing S.R.L. de C.V.	Mexico	Outsourcing and consultancy	100.00%	100.00%	100.00%
Software Product Creation S.L.	Spain	Investing activities	100.00%	100.00%	100.00%
Globant S.A.	Spain	Investing activities	100.00%	100.00%	100.00%
Sistemas Globales Uruguay S.A.	Uruguay	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
IAFH Global S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales Chile Ases. Ltda.	Chile	Software development and consultancy	100.00%	100.00%	100.00%
Globers S.A.	Argentina	Travel organization services	100.00%	100.00%	100.00%
Globant Brasil Participações Ltda. (2)	Brazil	Investing activities	-	100.00%	100.00%
TerraForum Consultoria Ltda.	Brazil	Software development and consultancy	100.00%	100.00%	100.00%
ITO Holdings S.à.r.l. (3)	Luxembourg	Investing activities	-	-	100.00%
RW Holdings S.à.r.l. (3)	Luxembourg	Investing activities	-	-	100.00%
Huddle Investment LLP (4)	United Kingdom	Investing activities	100.00%	100.00%	86.25%
Huddle Group S.A. (4)	Argentina	Software development and consultancy	100.00%	100.00%	86.25%
Huddle Group S.A. (4) (5)	Chile	Software development and consultancy	-	100.00%	86.25%
Huddle Group Corp. (4)	United States	Software development and consultancy	100.00%	100.00%	86.25%
Globant Peru S.A.C. (6)	Peru	Software development and consultancy	100.00%	100.00%	-
Globant India Privated Limited (7)	India	Software development and consultancy	100.00%	-	-
Dynaflows S.A. (8)	Argentina	Software development and consultancy	66.73%	22.75%	-

(1)	As from January 1, 2015, Sistemas Globales Buenos Aires S.R.L. and 4.0 S.R.L. were merged with Sistemas Globales S.A. and IAFH Global S.A., respectively.
(2)	As of December 31, 2015, Globant Brasil Participações Ltda. was merged with TerraForum Consultoria Ltda.
(3)	As of December 31, 2014, these companies were liquidated.
(4)	The 86.25% interest in Huddle Investment LLP and its subsidiaries were acquired on October 18, 2013. On October 23, 2014, the remaining 13.75% interest was acquired (see note 23).
(5)	As of December 31, 2015, Huddle Group S.A. from Chile was merged with Sistemas Globales Chile Ases. Ltda.
(6)	Globant Perú S.A.C. (formerly “Bluestar Energy S.A.C.”) was acquired on October 10, 2014 (see note 23).
(7)	Globant India Private Limited (formerly “Clarice Technologies Pvt. Ltd”) was acquired on May 14, 2015 (see note 23).
(8)	On October 22, 2015, the Company has increased its participation in Dynaflows S.A. obtaining the control over this company (see note 23).

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 – Business combinations

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

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively; and

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date.

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

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

Arrangements that include remuneration of former owners of the acquiree for future services are excluded of the business combinations and will be recognized in expense during the required service period.

3.2 – Goodwill

Goodwill arising in a business combination is carried at cost as established at the acquisition date of the business less accumulated impairment losses, if any. For the purpose of impairment testing, goodwill is allocated to a unique cash generating unit (CGU).

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

The Company has not recognized any impairment loss in the years ended December 31, 2015, 2014 and 2013.

3.3 – Revenue recognition

The Company generates revenue primarily from the provision of software development, testing, infrastructure management, application maintenance, outsourcing services and second screen or similar. Revenue is measured at the fair value of the consideration received or receivable.

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

The Company recognizes revenues from fixed-price contracts based on the percentage of completion method. Under this method, revenue is recognized in the accounting periods in which services are rendered. In instances where final acceptance of the product, system or solution is specified by the client, revenues are deferred until all acceptance criteria have been met. In absence of a sufficient basis to measure progress towards completion, revenues are recognized upon receipt of final acceptance from the client. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known. Fixed-price contracts are generally recognized over a period of 12 months or less.

3.4 – Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Finance leases which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statement of profit or loss and other comprehensive income. A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

During the years ended December 31, 2015 and 2014, the Company has recognized some agreements related to computer leases as finance leases, considering all the factors mentioned above.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The Company did not receive any lease incentives in any of the years presented.

There are no situations in which the Company qualifies as a lessor.

3.5 – Foreign currencies

Except in the case of TerraForum Consultoria Ltda. (“Terraforum”) and Globers S.A., the Company and the other subsidiaries’ functional currency is the U.S. dollar. In preparing these consolidated financial statements, transactions in currencies other than the U.S. dollar (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences are recognized in profit and loss in the period in which they arise.

TerraForum and Globers functional currency is the Brazilian Real and the Argentine Peso, respectively. Assets and liabilities are translated at current exchange rates, while income and expense are translated at the date of the transaction rate. The resulting foreign currency translation adjustment is recorded as a separate component of accumulated other comprehensive income (loss) in the equity.

3.6 – Borrowing costs

The Company does not have borrowings attributable to the construction or production of assets. All borrowing costs are recognized in profit and loss under finance loss.

3.7 – Taxation

3.7.1 – Income taxes – current and deferred

Income tax expense represents the sum of income tax currently payable and deferred tax.

3.7.1.1 – Current income tax

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

Globant S.A (Luxembourg) is subject to a corporate income tax rate of 20%.

In 2008, Globant S.A. (Spain) elected to be included in the Spanish special tax regime for entities having substantially all of their operations outside of Spain, known as “Empresas Tenedoras de Valores en el Exterior” (“ETVE”), on which dividends distributed from its foreign subsidiaries as well as any gain resulting from disposal are tax free. In order to be entitled to the tax exemption, among other requirements, Globant Spain’s main activity must be the administration and management of equity instruments from non-Spanish entities and such entities must be subject to a tax regime similar to that applicable in Spain for non-ETVEs companies. During 2014 and 2015, the Company’s Uruguayan and Colombian subsidiaries distributed dividends to Globant S.A. for an amount of 1,000 and 704 for 2014, and 2,351 and 2,160 for 2015, respectively. If this tax exemption would not applied, the applicable tax rate should be 20%.

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

Regulatory Decree No. 1315/2013 further provides that:

-	from September 17, 2014 through December 31, 2019, only those companies that are accepted for registration in the National Registry of Software Producers (Registro Nacional de Productores de Software y Servicios Informaticos) maintained by the Secretary of Industry (Secretaria de Industria del Ministerio de Industria) will be entitled to participate in the benefits of the Software Promotion Regime;

-	applications for registration in the National Registry of Software Producers must be made to the Secretary of Industry within 90 days after the publication in the Official Gazette (Boletín Oficial) of the relevant registration form (which period expired on July 8, 2014);

-	the 60% reduction in corporate income tax provided under the Software Promotion Regime shall only become effective as of the beginning of the fiscal year after the date on which the applicant is accepted for registration in the National Registry of Software Producers; and

-	upon the Secretary of Industry’s formal approval of an applicant’s registration in the National Registry of Software Producers, any promotional benefits previously granted to such person under Law No. 25,922 shall be extinguished.

In addition, Regulatory Decree No. 1315/2013 delegates authority to the Secretary of Industry and the Federal Administration of Public Revenue (Administración Federal de Ingresos Publicos, or AFIP) to adopt ‘‘complementary and clarifying’’ regulations in furtherance of the implementation of the Software Promotion Regime.

On March 11, 2014, AFIP issued General Resolution No. 3,597. This resolution provides that, as a further prerequisite to participation in the Software Promotion Regime, a company that exports software and related services must register in a newly established Special Registry of Exporters of Services (Registro Especial de Exportadores de Servicios). On March 14, May 21 and May 28, 2014, the Company´s Argentine subsidiaries, Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A., respectively, applied and were accepted for registration in the Special Registry of Exporters of Services. In addition, General Resolution No. 3,597 states that any tax credits generated under Law No. 25,922 by a participant in the Software Promotion Regime was only valid until September 17, 2014.

The Company’s Argentine subsidiaries submitted their applications for registration in the National Registry of Software Producers on June 25, 2014.

As of December 31, 2013, based on its interpretation of Regulatory Decree No. 1315/2013, and considering the facts and circumstances available until the date of issuance of the consolidated financial statements for the year then ended, management believed that any tax credits generated under Law No. 25,922 would only be valid until the effective date of registration in the National Registry of Software Producers and, consequently, due to the uncertainty regarding the actual date of registration in such registry, that there was a substantial doubt as to the recoverability of the tax credit generated by its Argentine subsidiaries under Law No. 25,922. Accordingly, as of December 31, 2013 the Company recorded a valuation allowance of 9,579 to reduce the carrying value of such tax credit to its estimated net realizable value.

On March 26, 2015 and April 17, 2015, the Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of Sistemas Globales S.A. and IAFH Global S.A. and Huddle Group S.A., respectively. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which have occurred upon its date of publication in the Argentine government’s official gazette).

On May 7, 2015, the Company applied to the Subsecretary of Industry for deregistration of Huddle Group S.A. from the National Registry of Software Producers, as the subsidiary had discontinued activities since January 1, 2015. As a consequence, Huddle Group S.A. is subject to a 35% corporate income tax rate since January 1, 2015.

As of December 31, 2015 and 2014, the Company recorded a gain of 1,820 and 1,505 related to the partial reversal of the allowance of impairment of tax credit generated under the abovementioned regime up to the date of the reaccreditation of the Argentine subsidiary (Sistemas Globales S.A.) by the Secretary of Industry who stated in the respective resolutions that the tax benefits under the previous regime expired on the date of the reaccreditation. After the date of the reaccreditation under the new law, the Company has not recognized any benefit under the law 25,922.

The Company’s Uruguayan subsidiary Sistemas Globales Uruguay S.A. is domiciled in a tax free zone and has an indefinite tax relief of 100% of the income tax rate and an exemption from VAT. Aggregate income tax relief arising under Sistemas Globales Uruguay S.A. for years ended December 31, 2015, 2014 and 2013 were 1,175, 469 and 284, respectively.

The Company’s Colombian subsidiary Sistemas Colombia S.A.S. is subject to federal corporate income tax at the rate of 25% and the CREE (“Contribución Empresarial para la Equidad”) at the rate of 9% calculated on net income before income tax, applicable till December 31, 2015. After that date, the rate will be increased to 14%.

The Company’s U.S. subsidiaries Globant LLC and Huddle Group Corp are subject to U.S. federal income tax at the rate of 34%.

The Company’s English subsidiaries Sistemas UK Limited and Huddle Investment LLP, are subject to corporate income tax at the rate of 21%.

The Company’s Chilean subsidiary Sistemas Globales Chile Ases. Ltda. is subject to corporate income tax at the rate of 22.5%. For the year 2016, the corporate income tax rate will be 24%.

The Company’s Brazilian subsidiary Terraforum Consultoría Ltda., applies the taxable income method called “Lucro real”. Under this method, taxable income is based upon a percentage of profit accrued by the Company, adjusted according to the add-backs and exclusions provided in the relevant tax law. The rate applicable to the taxable income derived from the subsidiary’s activity is 24% plus 10% if the net income before income tax is higher than 120,000 reais.

The Company’s Peruvian subsidiary, Globant Peru S.A.C. is subject to corporate income tax at the rate of 30%.

The Company’s Mexican subsidiary, Global Systems Outsourcing S.R.L. de C.V., is subject to corporate income tax at the rate of 30%.

The Company’s Indian subsidiary Globant India Private Limited is primarily export-oriented and is eligible for certain income tax holiday benefits granted by the government of India for export activities conducted within Special Economic Zones, or SEZs. Indian profits ineligible for SEZ benefits are subject to corporate income tax at the rate of 34.61%. In addition, all Indian profits, including those generated within SEZs, are subject to the Minimum Alternative Tax (MAT), at the current rate of approximately 21.34%, including surcharges.

3.7.1.2 – Deferred tax

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

3.8 – Property and equipment

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

Lands and properties under construction are carried at cost, less any recognized impairment loss. Properties under construction are classified to the appropriate categories of property and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use. Land is not depreciated.

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

3.9 – Intangible assets

Intangible assets include licenses, trademarks, customer relationships and non-compete agreements. The accounting policies for the recognition and measurement of these intangible assets are described below.

3.9.1 – Intangible assets acquired separately

Intangible assets with finite useful life that are acquired separately (licenses) are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over the intangible assets estimated useful lives. The estimated useful lives and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimates being accounted for on a prospective basis.

3.9.2 – Intangible assets acquired in a business combination

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

3.9.3 – Internally-generated intangible assets

Intangible assets arising from development are recognized if, and only if, all the following have been demonstrated:

-	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
-	the intention to complete the intangible asset and use or sell it;
-	the ability to use or sell the intangible asset;
-	how the intangible asset will generate probable future economic benefits;
-	the ability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and
-	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

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

3.9.4 – Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss when the asset is derecognized.

3.10 – Impairment of tangible and intangible assets excluding goodwill

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

As of December 31, 2015, 2014 and 2013, no impairment losses were recorded.

3.11 – Provisions for contingencies

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

3.12 – Financial assets

Financial assets are classified into the following specified categories: “held-to-maturity” investments, “available-for-sale” (“AFS”) financial assets, “fair value through profit or loss” (“FVTPL”) and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

3.12.1 – Effective interest method

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

3.12.2 – Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is classified as held for trading if:

-	It has been acquired principally for the purpose of selling it in the near term; or
-	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or
-	It is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

-	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
-	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
-	It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘Finance income’ line.

3.12.3 – Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) FVTPL.

Listed redeemable notes held by the Company that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. Fair value is determined in the manner described in note 27.8. Changes in the carrying amount of AFS financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and accumulated under the heading of investment revaluation reserve.

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

3.12.4 - Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less any impairment. During December, 2015, the Company has reclassified its held-to-maturity investments as available-for-sale investments, as described in note 27.8.

3.12.5 - Derivative financial instruments

The Company enters into foreign exchange forward contracts. Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss.

3.12.6 – Loans and receivables

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

3.12.7 – Investment in associates

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

3.12.8 – Other Financial Assets

Call option over non-controlling interest in subsidiary

On October 22, 2015, the Company was granted with a call option to acquire the remaining 33.27% interest in Dynaflows S.A, which can be exercised from October 22, 2020 till October 21, 2021. At the same moment, the Company has also agreed on a put option with the non-controlling shareholders which gives them the right to sell its remaining 33.27% interest on October 22, 2018 or October 22, 2020. As of December 31, 2015, the Company accounted for the call option at its fair value of 321 in a similar way to a call option over an entity’s own equity shares and the initial fair value of the option was recognized in equity.

Clarice Subscription agreement

On May 14, 2015, the Company signed a subscription agreement as described in note 23. According to this agreement, the Company will receive a fix amount of money in exchange of a variable number of shares of the Company. According to IAS 32:11, a financial asset has been recognized in order to reflect the contractual right to receive cash. The Company has recorded 900 as current financial asset and 900 as non-current financial asset.

3.12.9– Impairment of financial assets

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

For all other financial assets, objective evidence of impairment could include:

-	Significant financial difficulty to the issuer or counterparty;
-	Breach of contract, such as a default or delinquency in interest or principal payments;
-	It becoming probable that the borrower will enter bankruptcy or financial reorganisation; or
-	The disappearance of an active market for the financial asset because of financial difficulties.

Trade receivables carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit and loss.

3.12.10 – Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralised borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On derecognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

3.13 – Financial liabilities and equity instruments

3.13.1 – Classification as debt or equity

Debt and equity instruments issued by the Company and its subsidiaries are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.13.2 – Equity instruments

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

3.13.3 – Financial liabilities

Financial liabilities, including trade payables, other liabilities and borrowings, are initially measured at fair value, net of transaction costs.

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

3.13.4 – Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.14 – Cash and cash equivalents

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

3.15 – Reimbursable expenses

Out-of-pocket and travel expenses are recognized as expense in the statements of income for the year. Reimbursable expenses are billed to customers and recorded net of the related expense.

3.16 - Deferred Offering Costs

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

3.17 - Share-based compensation plan

The Company has a share-based compensation plan for executives and employees of the Company and its subsidiaries. Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set forth in note 22.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will potentially vest, with a corresponding increase in equity.

3.18 – Gain on transactions with bonds

3.18.1 - Proceeds received by Argentine subsidiaries as payment for exports

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

After receiving the BODEN and after holding them for a period of, on average, 10 to 30 days, the Argentine subsidiaries, sold those BODEN in the Argentine market. The fair value of the BODEN in the Argentine market (in Argentine pesos) during the year ended December 31, 2013 was higher than its quoted price in the U.S. market (in U.S. dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into the Company’s functional currency; thus, generating a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

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

During the years ended December 31, 2015 and 2014, the Company did not engage in the above described transaction.

3.18.2 - Proceeds received by Argentine subsidiaries through capital contributions

During the years ended December 31, 2015 and 2014, the Argentine subsidiaries of the Company, through cash received from capital contributions, acquired Argentine sovereign bonds, including BODEN and Bonos Argentinos (“BONAR”), in the U.S. market denominated in U.S. dollars. These bonds trade both in the U.S. and Argentine markets. The Company considers the Argentine market to be the principal market for these bonds.

After acquiring these bonds and after holding them for a certain period of time, the Argentine subsidiaries, sell those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the years ended December 31, 2015 and 2014 was higher than its quoted price in the U.S. market (in U.S. dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into the Company’s functional currency; thus, generating a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

During the years ended December 31, 2015 and 2014, the Company recorded a gain amounting to 19,102 and 12,629, respectively, due to the above-mentioned transactions that were disclosed under the caption “Gain on transactions with bonds” in the consolidated statements of profit or loss and other comprehensive income.

3.19 – Components of other comprehensive income

Components of other comprehensive income are items of income and expense that are not recognized in profit or loss as required or permitted by other IFRSs. The Company included gains and losses arising from translating the financial statements of a foreign operation and the income related to the valuation at fair value of the financial assets classified as available for sale.

3.20 – Loans granted to employees

During the last quarter of the year ended December 31, 2013, the Company granted to its employees the possibility to get a loan from the Company with a preferential interest annual rate of 2%, payable in 18 installments, starting in April 2014. The total amount of loans originally granted to employees arose to 1,160 distributed among 346 employees. During 2014 and 2015 no other loans were granted to employees.

NOTE 4 – CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

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

The Company evaluates goodwill for impairment at least annually or more frequently when there is an indication that the unit may be impaired. When determining the fair value of the Company’s cash generating unit, the Company utilizes the income approach using discounted cash flow. The income approach considers various assumptions including increase in headcount, headcount utilization rate and revenue per employee, income tax rates and discount rates.

Any adverse changes in key assumptions about the businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon the Company’s evaluation of goodwill, no impairments were recognized during 2015, 2014 and 2013.

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

5.	The allowance for impairment of tax credits

As of December 31, 2014 and 2013, the Company maintained an allowance for impairment of tax credits for estimated losses resulting from substantial doubt about the recoverability of the Software Promotion Regime tax credit. The allowance for impairment of tax credits was determined by estimating future uses of tax credits against value-added tax positions.

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

Fair value of the shares: For 2014 Equity Incentive Plan, the fair value of the shares is based on the quote market price of the Company’s shares at the grant date. For 2012 Equity Incentive Plan, as the Company’s shares were not publicly traded the fair value was determined using the market approach technique based on the value per share of private placements. The Company had gone in the past through a series of private placements in which new shares have been issued. The Company understood that the price paid for those new shares was a fair value of those shares at the time of the placement. In January 2012, Globant S.A.U. (Spain) had a capital contribution from a new shareholder, which included cash plus share options granted to the new shareholder, therefore, the Company considered that amount to reflect the fair value of their shares. The fair value of the shares related to this private placement resulted from the following formula: cash minus fair value of share options granted to new shareholder divided by number of newly issued shares. The fair value of the share options granted to the new shareholder was determined using the same variables and methodologies as the share options granted to the employees. After the reorganization in December 2012, shares of Globant S.A (Luxembourg) were sold by existing shareholders in a private placement to WPP. The fair value of the shares related to this private placement results from the total amount paid by WPP to the existing shareholders.

Expected volatility: As the Company does not have sufficient trading history for the purpose of valuating the share options, the expected volatility for their shares was estimated by taking the average historic price volatility of the NASDAQ 100 Telecommunication Index.

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

7.	Call option over non-controlling interest

As of December 31, 2015, the Company held a call option to acquire the 33.27% of the remaining interest in Dynaflows S.A., which could be exercised from October 22, 2020 till October 21, 2021. The Company calculated the fair value of this option using the Black-Scholes option model. The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, maturity, risk-free interest rate, value of the underlying asset and dividend yield.

Expected volatility: The Company has considered annualized volatility as multiples of EBITDA and Revenue of publicly traded companies in the technology business in the U.S., Europe and Asia from 2008.

Maturity: The combination between the call and put options (explained in note 23) implied that, assuming no liquidity restrictions as part of the Company at the moment that the option was exercisable and considering that both parties wanted to maximize their benefits, the Company would acquire the minority shareholders shares at the date that this option was exercisable. Therefore, the Company has assumed that the maturity date of call option is October 22, 2020.

Risk free rate: The risk-free rate for periods within the contractual life of the option was based on the Argentinean bonds (BONAR) with a quote in the US market with maturities similar to the expected term of the option.

Value of the underlying assets: The Company considered a multiple of EBITDA and Revenue resulting from the implied multiple in Dynaflows adjusted by the lack of control.

Dividend yield: The Company did not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company used an expected dividend yield of zero.

8.	Recoverability of internally generated intangible asset

During the year, the Company considered the recoverability of its internally generated intangible asset which are included in the consolidated financial statements as of December 31, 2015 and 2014 with a carrying amount of 2,497 and 1,922, respectively.

The projects continue to progress in a satisfactory manner, and customer reaction has reconfirmed the Company’s previous estimates of anticipated revenues from the project. Detailed sensitivity analysis has been carried out and the Company beleives that the carrying amount of the asset will be recovered in full, even if returns are reduced. This situation will be closely monitored, and adjustments made in future periods if future market activity indicates that such adjustments are appropriate.

9.	Fair value measurement and valuation processes

Certain assets and liabilities of the Company are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company engages third party qualified valuers to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in note 27.9.

10.	Useful lives of property and equipment

The Company reviews the estimated useful lives of property and equipment at the end of each reporting period. The Company determined that the useful lives of the assets included as property and equipment are in accordance with their expected lives.

11.	Provision for contingencies

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

NOTE 5 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

5.1 - Cost of revenues

	For the year ended December 31,
	2015	2014	2013
Salaries, employee benefits and social security taxes	(146,271)	(107,481)	(90,540)
Shared-based compensation expense	(735)	(35)	(190)
Depreciation and amortization expense	(4,441)	(3,813)	(3,215)
Travel and housing	(6,673)	(8,099)	(4,390)
Office expenses	(1,504)	(1,399)	(715)
Professional services	(361)	(679)	(266)
Recruiting, training and other employee expenses	(227)	(138)	(210)
Taxes	(80)	(49)	(77)
TOTAL	(160,292)	(121,693)	(99,603)

5.2 - Selling, general and administrative expenses

	For the year ended December 31,
	2015	2014	2013
Salaries, employee benefits and social security taxes	(28,029)	(19,396)	(18,374)
Shared-based compensation expense	(1,647)	(582)	(603)
Rental expenses	(9,945)	(8,830)	(8,193)
Office expenses	(9,448)	(7,809)	(7,207)
Professional services	(7,463)	(7,085)	(6,720)
Travel and housing	(3,435)	(3,380)	(3,093)
Taxes	(4,908)	(4,215)	(4,537)
Depreciation and amortization expense	(4,860)	(4,221)	(3,941)
Promotional and marketing expenses	(1,654)	(1,640)	(1,251)
Charge to allowance for doubtful accounts	(205)	(130)	(922)
TOTAL	(71,594)	(57,288)	(54,841)

NOTE 6 – FINANCE INCOME / EXPENSE

	For the year ended December 31,
	2015	2014	2013
Finance income
Interest gain	8	99	38
Gain arising for held-for-trading investments, net	13,453	3,813	850
Gain arising for held-to-maturity investments	4,941	-	-
Foreign exchange gain	9,153	6,357	3,547
Subtotal	27,555	10,269	4,435

Finance expense
Interest expense on borrowings	(108)	(455)	(786)
Foreign exchange loss	(19,289)	(9,303)	(7,785)
Other interest	(888)	(973)	(1,033)
Other	(667)	(482)	(436)
Subtotal	(20,952)	(11,213)	(10,040)
TOTAL	6,603	(944)	(5,605)

NOTE 7 – INCOME TAXES

7.1 – INCOME TAX RECOGNIZED IN PROFIT AND LOSS

	For the year ended December 31,
	2015	2014	2013
Tax expense:
Current tax expense	(19,522)	(8,561)	(6,538)
Deferred tax gain (loss)	1,102	(370)	529
TOTAL INCOME TAX EXPENSE	(18,420)	(8,931)	(6,009)

Substantially all revenues are generated in the U.S. and United Kingdom, through subsidiaries located in those countries. The Company's workforce is mainly located in Argentina and to a lesser extent in Uruguay, Mexico and Colombia. The Argentine, Colombian, Mexican and Uruguayan subsidiaries bill the use of such workforce to those U.S. and United Kingdom subsidiaries.

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Argentine subsidiaries are the most significant source of net taxable income of the Company, the following reconciliation has been prepared using the Argentine tax rate:

	For the year ended December 31,
	2015	2014	2013

Profit before income tax	50,040	34,194	19,778
Tax rate (note 3.7.1.1)	35%	35%	35%
Income tax expense	(17,514)	(11,968)	(6,922)

Permanent differences
Argentine Software Promotion Regime (note 3.7.1.1)	15,037	5,422	3,498
Effect of different tax rates of subsidiaries operating in countries other than Argentina	1,362	185	86
Non-deductible expenses	1,184	(491)	(225)
Tax loss carry forward not recognized	(1,681)	(965)	(416)
Gain on remeasurement of contingent liabilities	-	-	(545)
Exchange difference	(17,560)	(1,054)	(1,420)
Other	752	(60)	(65)
INCOME TAX EXPENSE RECOGNIZED IN PROFIT AND LOSS	(18,420)	(8,931)	(6,009)

7.2 – DEFERRED TAX ASSETS

	As of December 31,
	2015	2014

Share-based compensation plan	5,774	3,604
Allowances and provisions	1,233	1,043
Loss carryforward (1)	976	234
TOTAL DEFERRED TAX ASSETS	7,983	4,881

(1)	As of December 31, 2015, the Company’s subsidiaries Global Systems Outsourcing S.R.L. de C.V. has a tax loss carry forward for an amount of 140 which expires in 2024 and Terraforum and Sistemas Chile have a tax loss carry forward for an amount of 798 and 38, respectively, which do not expire. As of December 31, 2014, the Company’s subsidiaries Sistemas UK Limited and Terraforum have a tax loss carry forward for an amount of 24 and 210, respectively, and which does not expire.

NOTE 8 – EARNINGS (LOSSES) PER SHARE

The earnings and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows.

	For the year ended December 31,
	2015	2014	2013
Net income for the year attributable to owners of the Company	31,653	25,201	13,900
Weighted average number of shares (in thousands) for the purpose of basic earnings per share (1)	33,960	30,926	27,891
Weighted average number of shares (in thousands) for the purpose of diluted earnings per share (1)	35,013	31,867	28,884
BASIC EARNINGS PER SHARE	$0.93	$0.81	$0.50
DILUTED EARNINGS PER SHARE	$0.90	$0.79	$0.48

(1)	The Company has given retroactive effect to the number of shares to reflect the new capital structure after the reverse share split described in note 29.4.

NOTE 9 –INVESTMENTS

9.1 – Current investments

	As of December 31,
	2015	2014

Mutual funds (1)	9,848	12,526
CEDIN (1)	1,274	-
LEBACs (2)	14,538	15,458
TOTAL	25,660	27,984

(1)	Held for trading investment.
(2)	Available for sale investment. As of December 31, 2015 and 2014, and amount of 5,125 and 2,089 are required to maintain as collateral of future contracts explained in 27.10.3.

9.2 – Investments in associates

Investment in Dynaflows S.A.

As of December 31, 2014, the Company had a 22.7% of participation in Dynaflows S.A. and accounted for this investment using the equity method considering that the Company had significant influence over the operating and governance decisions of Dynaflows S.A. As a result of a change in participation since October 22, 2015, explained in note 23 to these consolidated financial statements, it is no longer appropriate to classify the investment as “Investment in associates” and has been included in these financial statements through consolidation from the date the Company obtains control of Dynaflows.

CHVG investment

The Company owns the 40% of total shares of CHVG S.A. (“CHVG”) and accounted for this investment using the equity method.

Collokia investment

As of December 31, 2015 and 2014, the Company has a 12.48% of participation in Collokia LLC for an amount of 300 and accounted for this investment using the equity method considering that the Company has significant influence over the operating and governance decisions of Collokia LLC, as the participation in the board of director, the approval of budget and business plan, among other decisions.

Assets, liabilities and results for all the above mentioned investments as of December 31, 2015, 2014 and 2013 and for the years then ended were not significant individually nor in the aggregate.

NOTE 10 – TRADE RECEIVABLES

	As of December 31,
	2015	2014

Accounts receivable (1)	43,080	34,742
Unbilled revenue	3,310	5,557
Subtotal	46,390	40,299
Less: Allowance for doubtful accounts	(438)	(243)
TOTAL	45,952	40,056

(1)	Includes amounts due from related parties of 1,593 and 899 as of December 31, 2015 and 2014 (see note 21.1).

Rollforward of the allowance for doubtful accounts

	As of December 31,
	2015	2014	2013

Balance at beginning of year	(243)	(194)	(154)
Additions (1)	(205)	(130)	(922)
Additions related to business combinations (note 23)	(109)	-	-
Write-off of receivables	117	43	876
Translation	2	38	6
Balance at end of year	(438)	(243)	(194)

(1)	The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the recoverable amounts included those expected in liquidation proceeds. The Company does not hold any collateral over these balances. In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the each fiscal year.

Aging of past due not impaired trade receivables

	As of December 31,
	2015	2014

60-90 days	645	1,612
91+ days	167	461
Balance at end of year	812	2,073

The average credit period on sales is 60 days. No interest is charged on trade receivables. The Company reviews past due balances on a case-by-case basis. The Company has recognized an allowance for doubtful accounts of some individually trade receivables that are considered not recoverable and 100% against all receivables over 180 days because historical experience has been that receivables that are past due beyond 180 days are usually not recoverable.

Aging of impaired trade receivables

	As of December 31,
	2015	2014

60-90 days	258	-
91-180 days	175	-
180+ days	5	243
Balance at end of year	438	243

NOTE 11 – OTHER RECEIVABLES

	As of December 31,
	2015	2014
Other receivables
Current
Tax credit - VAT	8,615	9,748
Tax credit - Software Promotion Regime (note 3.7.1.1)	3,832	2,626
Income tax credits	732	484
Other tax credits	729	319
Advanced to suppliers (*)	3,303	50
Prepaid expenses	955	498
Loans granted to employees (note 3.20)	59	500
Other	345	28
TOTAL	18,570	14,253

(*) As of December 31, 2015 includes 3,047 related to advance to acquired building as explained in note 20

	As of December 31,
	2015	2014
Non-current
Tax credit - Software Promotion Regime (note 3.7.1.1)	-	5,657
Advanced to suppliers (note 20)	18,779	-
Other tax credits	258	181
Guarantee deposits	1,085	735
Subtotal	20,122	6,573
Allowance for impairment of tax credits	-	(5,657)
TOTAL	20,122	916

Rollforward of the allowance for impairment of tax credits

	As of December 31,
	2015	2014

Balance at beginning of year	(5,657)	(9,579)
Recovery (note 3.7.1.1)	1,820	1,505
Write-off tax credits	3,620	-
Translation	217	2,417
Balance at end of year	-	(5,657)

NOTE 12 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2015 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	50
Cost
Values at beginning of year	10,030	2,692	14,142	4,204	-	6,629	37,697
Additions related to business combinations (note 23)	51	25	113	-	-	-	189
Additions	4,302	393	1,504	-	2,354	3,859	12,412
Additions through finance lease (note 26)	2	-	-	-	-	-	2
Transfers	118	376	4,204	-	-	(4,698)	-
Deletions	(69)	-	(24)	-	-	-	(93)
Currency translation difference	(83)	(47)	(146)	-	-	-	(276)
Values at end of year	14,351	3,439	19,793	4,204	2,354	5,790	49,931

Depreciation
Accumulated at beginning of year	7,154	2,110	9,148	72	-	-	18,484
Additions	1,785	366	3,637	84	-	-	5,872
Deletions	(3)	-	(2)	-	-	-	(5)
Currency translation difference	(66)	(42)	(32)	-	-	-	(140)
Accumulated at end of year	8,870	2,434	12,751	156	-	-	24,211
Carrying amount	5,481	1,005	7,042	4,048	2,354	5,790	25,720

Property and equipment as of December 31, 2014 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	50
Cost
Values at beginning of year	7,543	2,091	12,017	-	-	6,696	28,347
Additions related to business combinations (note 23)	105	-	-	-	-	-	105
Additions	2,206	545	1,579	1,692	-	3,020	9,042
Additions through finance lease (note 26)	246	-	-	-	-	-	246
Transfers	(46)	91	530	2,512	-	(3,087)	-
Currency translation difference	(24)	(35)	16	-	-	-	(43)
Values at end of year	10,030	2,692	14,142	4,204	-	6,629	37,697

Depreciation
Accumulated at beginning of year	6,071	1,790	5,763	-	-	-	13,624
Additions	1,106	356	3,368	72	-	-	4,902
Currency translation difference	(23)	(36)	17	-	-	-	(42)
Accumulated at end of year	7,154	2,110	9,148	72	-	-	18,484
Carrying amount	2,876	582	4,994	4,132	-	6,629	19,213

NOTE 13– INTANGIBLE ASSETS

Intangible assets as of December 31, 2015 included the following:

	Licenses and internal developments	Trademarks and customer relationships	Non-compete agreement	Total
Useful life (years)	5	10	3
Cost
Values at beginning of year	7,889	4,868	586	13,343
Additions related to business combinations (note 23)	296	-	-	296
Additions	4,445	-	-	4,445
Currency translation difference	(19)	(534)	-	(553)
Values at end of year	12,611	4,334	586	17,531

Amortization
Accumulated at beginning of year	5,648	1,083	507	7,238
Additions	2,598	752	79	3,429
Currency translation difference	(17)	(328)	-	(345)
Accumulated at end of year	8,229	1,507	586	10,322
Carrying amount	4,382	2,827	-	7,209

Intangible assets as of December 31, 2014 included the following:

	Licenses and internal developments	Trademarks and customer relationships	Non-compete agreement	Total
Useful life (years)	5	10	3
Cost
Values at beginning of year	5,198	4,604	586	10,388
Additions related to business combinations (note 23)	-	472	-	472
Additions	2,697	-	-	2,697
Currency translation difference	(6)	(208)	-	(214)
Values at end of year	7,889	4,868	586	13,343

Amortization
Accumulated at beginning of year	3,367	795	85	4,247
Additions	2,287	845	-	3,132
Transfers	-	(422)	422	-
Currency translation difference	(6)	(135)	-	(141)
Accumulated at end of year	5,648	1,083	507	7,238
Carrying amount	2,241	3,785	79	6,105

NOTE 14 – GOODWILL

	As of December 31,
	2015	2014
Cost
Balance at beginning of year	12,772	13,046
Additions (note 23)	20,461	-
Translation	(701)	(274)
Balance at end of year	32,532	12,772

NOTE 15 – TRADE PAYABLES

	As of December 31,
	2015	2014

Suppliers	1,794	3,075
Expenses accrual	2,642	2,598
TOTAL	4,436	5,673

NOTE 16 – PAYROLL AND SOCIAL SECURITY TAXES PAYABLE

	As of December 31,
	2015	2014

Salaries	4,246	4,742
Social security tax	4,343	3,965
Accrued vacation and bonus	16,708	12,021
Directors fees	44	136
Other	210	103
TOTAL	25,551	20,967

NOTE 17 – BORROWINGS

	As of December 31,
	2015	2014

Current
Bank and financial institutions (note 25)	280	513
TOTAL	280	513

Non-current
Bank and financial institutions (note 25)	268	772
TOTAL	268	772

NOTE 18 –TAX LIABILITIES

	As of December 31,
	2015	2014

Income tax	6,833	1,702
Periodic payment plan	20	166
VAT payable	1,102	493
Personal Assets Tax – Substitute taxpayer	863	444
Software Promotion Law - annual rate	1,060	575
Other	347	66
TOTAL	10,225	3,446

NOTE 19 – PROVISIONS FOR CONTINGENCIES

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company has recorded a provision for labor claims where the risk of loss is considered probable. The final resolution of these potential claims is not likely to have a material effect on the results of operations, cash flow or the financial position of the Company.

Breakdown of reserves for lawsuits claims and other disputed matters include the following:

	As of December 31,
	2015	2014

Reserve for labor claims	650	794
TOTAL	650	794

Roll forward is as follows:

	As of December 31,
	2015	2014

Balance at beginning of year	794	271
Additions	490	740
Recovery	(253)	(211)
Write-off of contingencies	(91)	-
Translation	(290)	(6)
Balance at end of year	650	794

NOTE 20 – ADVANCES TO ACQUIRE BUILDINGS

On December 4, 2015, our Argentine subsidiaries Sistemas Globales S.A. and IAFH Global S.A., entered into a Purchase Agreement with IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) to acquire four floors representing approximately 4,896 square meters in a building to be constructed in a premium business zone of the City of Buenos Aires, Argentina.

In consideration for the property the subsidiaries agreed to pay IRSA the following purchase price: (i) AR$ 180,279 on the date of signing of the purchase agreement, equivalent to 18,779 at such date; (ii) 8,567 during a three-year term beginning in June 2016; and (iii) the remaining 3,672 at the moment of transfer of the property ownership, after finalization of the building.

As of December 31, 2015, 18,779 are included in these consolidated financial statements as other receivables non-current.

Additionally, during the year 2015 the Company has given other advances to acquire a building in La Plata and Tucumán, Argentina, for an amount of 3,047 included in these consolidated financial statements as other receivables current.

NOTE 21 – RELATED PARTIES BALANCES AND TRANSACTIONS

21.1 – WPP

The Company provides software and consultancy services to certain WPP subsidiaries. Outstanding receivable balances as of December 31, 2015 and 2014 are as follows:

	As of December 31,
	2015	2014

Added Value	171	-
Burson Marsteller	18	33
Fbiz Comunicação Ltda.	-	56
Frontier Communication	571	105
Grey Global Group Inc.	95	83
Group M Worldwide Inc	163	125
Ibope Argentina	80	-
JWT	163	71
Kantar Media	-	76
Kantar Operations	67	88
Kantar Retail	8	-
Mindshare	2	-
Qualicorp	31	-
Rockfish Interactive Corporation	-	7
TNS	172	202
Young & Rubicam	52	53
Total	1,593	899

During the year ended December 31, 2015, 2014 and 2013, the Company recognized revenues for 6,655, 7,681 and 8,532, respectively, as follows:

	For the year ended December 31,
	2015	2014	2013

Acceleration eMarketing	12	-	-
Added Value	361	-	-
AkQA	-	-	266
Blue State Digital	41	-	-
Burson Marsteller	261	121	-
Digitarias	-	-	43
Fbiz Comunicação Ltda.	267	518	-
Geometry Global	2	146	-
Grey Global Group Inc.	1,011	974	635
Group M Worldwide Inc	868	1,137	1,741
Hogarth	-	-	40
IBOPE Argentina	6	-	-
IBOPE Pesquisa de Mídia Ltda	288	-	-
JWT	957	839	921
Kantar Group	282	1,754	306
Kantar Media	-	-	254
Kantar Operations	-	-	213
Kantar Retail	69	-	-
Kantar World Panel	-	-	1,897
Mindshare	71	168	423
Ogilvy & Mather Brasil Comunication	-	49	-
Qualicorp	275	-	-
Rockfish Interactive Corporation	77	193	122
Tenthavenue Media ltd	69	-	-
TNS	1,086	1,207	1,229
VML	-	31	-
Wunderman CATO Johnson S.A	-	24	-
Young & Rubicam	652	520	442
Total	6,655	7,681	8,532

21.2 – Compensation of key management personnel

The remuneration of directors and other members of key management personnel during each of the three years are as follows:

	For the year ended December 31,
	2015	2014	2013

Salaries and bonuses	4,211	3,639	4,153
Total	4,211	3,639	4,153

The remuneration of directors and key executives is determined by the Board of Directors based on the performance of individuals and market trends.

During 2014, the Company granted 296,167 share options at a strike price of $10. During 2015, the Company granted 30,000 and 273,000 share options at a strike price of $22.77 and $28.31, respectively.

NOTE 22– EMPLOYEE BENEFITS

22.1 – Share-based compensation plan

Share-based compensation expense for awards of equity instruments to employees and non-employee directors is determined based on the grant-date fair value of the awards. Fair value is calculated using Black & Scholes model.

The 2012 share-based compensation agreement was signed by the employees on June 30, 2012. Under this share-based compensation plan, during the year 2014, other share-based compensation agreements were signed for a total of 55,260 options granted.

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

In July 2014, the Company adopted a new Equity Incentive Program, the 2014 Plan.

Pursuant to this plan, on July 18, 2014, the first trading day of the Company common shares on the NYSE, the Company made the annual grants for 2014 Plan to certain of the executive officers and other employees. The grants included 589,000 share options with a vesting period of 4 years, becoming exercisable a 25% of the options on each anniversary of the grant date through the fourth anniversary of the grant. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date.

Each employee share option converts into one ordinary share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry (ten years after the effective date).

Under this share-based compensation plan, during the year 2015, other share-based compensation agreements were signed for a total of 789,948 options granted.

The following reconciles the share options outstanding from the beginning of the years ended at December 31, 2015 and 2014:

	As of December 31, 2015		As of December 31, 2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance at the beginning of year	1,724,614	5.92	1,497,466	4.56
Options granted during the year	789,948	28.29	644,260	10.05
Forfeited during the year	(35,674)	15.49	(158,370)	8.40
Exercised during the year	(545,649)	4.10	(258,742)	4.21
Balance at end of year	1,933,239	15.40	1,724,614	5.92

The following table summarizes the share-based compensation plan at the end of the year:

Grant date	Excerise price ($)	Number of stock options	Number of stock options vested as of December 31, 2015	Fair value at grant date ($)	Fair value vested ($)	Expense as of December 31, 2015 ($) (*)

2006	0.95	18,799	18,799	102	102	-

2007	0.71	236,538	236,538	1,343	1,343	52
	1.40	7,737	7,737	39	39	40

2009	2.08	-	-	-	-	85

2010	2.48	8,015	8,015	32	32	19
	2.93	1,402	1,402	5	5	-
	3.38	94,474	94,474	313	313	163

2011	2.71	92,225	92,225	357	357	154
	3.38	-	-	-	-	88

2012	6.77	3,651	3,651	6	6	20
	7.04	17,182	17,182	27	27	23

2013	12.22	24,999	15,000	65	39	24
	14.40	2,395	1,436	4	3	1

2014	10.00	548,848	129,916	1,826	432	512
	13.20	10,096	1,902	20	4	9

2015	22.77	30,000	-	221	-	54
	28.31	685,600	-	4,752	-	562
	29.34	44,598	14,525	301	98	125
	34.20	18,000	-	155	-	5

Subtotal		1,844,559	642,802	9,568	2,800	1,936

Non employees stock options

2012	6.77	22,170	22,170	35	35	7
2013	12.22	22,170	22,170	52	52	16
2014	10.00	44,340	26,604	87	52	31

Subtotal		88,680	70,944	174	139	54
Total		1,933,239	713,746	9,742	2,939	1,990

(*) Total share-based compensation for year 2015 includes 392 related to the shares granted to one employee explained in note 29.1.

Deferred income tax asset arising from the recognition of the share-based compensation plan amounted to 5,657 and 3,604 for the years ended December 31, 2015 and 2014, respectively.

Share options exercised during the year:

	As of December 31, 2015		As of December 31, 2014
	Number of options exercised	Exercise price	Number of options exercised	Exercise price

Granted in 2006	15,040	0.95	-	-
Granted in 2007	104,996	0.71	-	-
Granted in 2007	8,811	1.40	-	-
Granted in 2009	19,501	2.08	-	-
Granted in 2010	11,085	2.26	-	-
Granted in 2010	6,689	2.48	1,660	2.48
Granted in 2010	18,108	2.93	-	-
Granted in 2010	59,460	3.38	10,823	3.38
Granted in 2011	-	-	1,922	2.48
Granted in 2011	69,548	2.71	-	-
Granted in 2011	17,293	3.38	-	-
Granted in 2012	-	-	214,337	3.61
Granted in 2012	113,851	6.77	-	-
Granted in 2012	74,492	7.04	-	-
Granted in 2012	14,341	9.02	30,000	9.02
Granted in 2014	11,610	10.00	-	-
Granted in 2014	824	13.20	-	-
Balance at end of the year	545,649		258,742

The average martket price of the share amounted to 26.78 and 13.03 for year 2015 and 2014, respectively.

22.3 - Fair value of share-based compensation granted

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

The Company estimated the following assumptions for the calculation of the fair value of the share options:

	Granted in	Granted in	Granted in
Assumptions	2015 for 2014 plan	2014 for 2014 plan	2014 for 2012 plan
Stock price	28.29	10	10
Expected option life	6 years	6 years	4 years
Volatility	20%	28%	21%
Risk-free interest rate	1.76%	2.42%	1.35%

See Note 4 for a description of the assumptions.

NOTE 23 – BUSINESS COMBINATIONS

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

The aggregate purchase price under the Stock Purchase Agreement was 8,395. Such purchase price may be subject to adjustments based on the future performance of the Huddle Group, and will be payable to the Sellers in seven installments, pro rata to each of the sellers’ ownership percentage (62.802% and 37.198% in the case of ACX and Pusfel, respectively), as follows:

-	On October 21, 2013 and November 4, 2013, the Company paid a total of 3,436 including interest.

-	Second installment: On April 21, 2014, the Company paid a total of 2,156, including interests.

-	Third installment: Based on the gross revenue and gross profit achieved by the Huddle Group for the year 2013, the Company paid on April 22, 2014, 861 and recognized as of December 31, 2013, a gain for 109 arisen on the remeasurement of the liability, included in “Other income and expense, net”.

-	Fourth installment: On October 25, 2014, the Company paid 870, including interests.

-	Fifth installment: On April 2, 2015, the Company paid 647, including interests.

-	The sixth installment of 187 shall be paid no later than March 31, 2016.

-	The seventh installment of 115 shall be paid no later than the fifth anniversary date of Closing Date.

The consideration transferred for Huddle Group acquisition was calculated as follows:

Purchase Price	Amount
Down payment	3,019
Installment payment	5,117	(a)(b)
Total consideration	8,136

(a)	Net present value of future installment payments including interest.

(b)	The outstanding balance as of December 31, 2015 and 2014 amounted to 275 and 658, respectively, including interest; classified 183 and 395 as current and 92 and 263 as non-current other financial liabilities, respectively.

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

Additionally, pursuant to the shareholder’s agreement, the Company agreed on a put option over the 13.75% of the remaining interest in Huddle UK effective on April 1, 2016 or in the event of the death or full permanent disability of the non-controlling shareholder, pursuant to which the non-controlling shareholder shall have the right (the "Put Option") to sell and Globant shall purchase all, but not less than all the shareholder’s non-controlling interest. The aggregate purchase price to be paid by Globant upon exercise of the Put Option shall be equal to the price resulting from valuing the Company at six (6) times EBTTDA according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option.

The Company implemented the IFRIC Interpretation DI/2012/2 “Put Options Written on Non-controlling Interests” issued in May 2012 that requires a financial liability initially measured at the present value of the redemption amount in the parent’s consolidated financial statements for written puts on non-controlling interest. Subsequently, the financial liability is measured in accordance with IAS 39.

As of December 31, 2013, the Company recognized as non-current other financial liabilities the written put option for an amount of 1,905 equal to the present value of the amount that could be required to be paid to the counterparty discounted at an interest rate of 6.5%. Changes in the measurement of the gross obligation were recognized in profit or loss.

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

On October 23, 2014, the Company entered into an agreement to amend the Minority Interest SPA, to purchase the remaining 13.75% of the capital interests of Huddle UK (the “Spitz Interest”). Pursuant to this amendment, Mr. Spitz transferred to the Company the remaining 13.75% of the capital interests of Huddle UK. The consideration for the purchase of Spitz interest, was the amount resulting from valuating Huddle UK at 0.7 times its annual gross revenue for the twelve-month period ended on December 31, 2014 (“2014 Gross revenue”) multiplied by 0.1375; provided that if the 2014 Gross revenue was higher than 7,800, then the purchase price shall be an amount equivalent to 0.8 times the 2014 Gross revenue multiplied by 0.1375. The consideration shall in no case be less than 650. As of December 31, 2014, the consideration amounts to 650 and will be payable in three installments, as follows:

-	First installment: the amount of 100 was paid on October 23, 2014.

-	Second installment: the amount of 225 was paid on February 28, 2015.

-	Third installment: shall consist of 50% of the total consideration, paid in the Company shares no later than September 30, 2015. As of December 31, 2015, this installment was still outstanding. This installment was cancelled in January 2016.

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

Acquisition of Bluestar Energy

On October 10, 2014, the Company entered into a Stock Purchase Agreement (“SPA”) with AEP Retail Energy Partners LLC to purchase the 100% of the capital stock of BlueStar Energy Holdings, Inc, a Delaware corporation (“BSE Holding”), whose only material asset is 100% of the capital stock of BlueStar Energy S.A.C., a Peruvian company (“BlueStar Peru”). BlueStar Peru is engaged in the business of providing information technology support services to the retail electric industry.

The aggregate purchase price under the SPA amounted to 1,357, equal to the net working capital of BlueStar Energy Holding, Inc. as of the acquisition date. Jointly with this SPA, the Company signed with AEP Energy Inc. a consulting services agreement, to provide software services in the United States and other jurisdictions for the following three years. The fair value of this agreement was recognized as an intangible asset as of the date of acquisition for an amount of 472, which originated a gain for a bargain business combination for the same amount included in “Other income and expense, net”.

As of December 21, 2014 the Company changed the legal name of Bluestar Energy S.A.C. to Globant Peru S.A.C.

Acquisition of Clarice Techonologies

On May 14, 2015 (“closing date”), Globant S.A. (Spain) acquired Clarice Technologies PVT, Ltd (“Clarice”), a company organized and existing under the laws of India. Clarice is an innovative software product development services company that offers product engineering and user experience (UX) services and has operations in the United States and India. As of the closing date, the total headcount of Clarice was 337 employees distributed in India and United States. The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Clarice.

The aggregate purchase price under the Stock Purchase Agreement (“SPA”) amounted to 20,184. Such purchase price may be subject to adjustments based on the future performance of Clarice and was payable to the sellers as follows:

1.	First Closing: As of the closing date, the sellers transferred 10,200 shares representing 76.13% of the shares to the Company for an aggregate consideration of 9,324 paid by the Company to the sellers on May 14, 2015.

2.	Staggered Acquisition: The remaining 23.87% of the shares shall be transferred to the Company and the remaining purchase price shall be paid to each of the Sellers in three tranches, in the following manner, provided that the remaining purchase price paid out to each of the sellers shall be the higher of the following:

2.1.	Fair Market Value of such shares, calculated in accordance with the methodology prescribed by the Reserve Bank of India by an appointed chartered accountant; or

2.2.	The consideration as detailed below:

2.2.1.	The second share transfer tranche, comprising 1,249 shares representing 9.32% of the shares of Clarice shall be transferred by the sellers to the Company no later than July 15, 2016, in consideration for the payment of the minimum share price for such shares, defined as 835.97 per share for this tranche, plus an amount of 3,455, comprising 2,241 and 1,214, both subject to the achievement of certain financial and capacity targets by Clarice.

2.2.2.	The third Share transfer tranche, comprising 1,249 of the shares representing 9.32% of the shares of Clarice, shall be transferred by the sellers to the Company no later than July 14, 2017, in consideration for the payment of the minimum share price for such shares, defined as 859.61 per share for this tranche, plus an amount of 3,455, comprising 1,774 and 1,681, both subject to the achievement of certain financial and capacity targets of Clarice.

2.2.3.	The fourth share transfer tranche comprising the transfer of 700 shares representing 5.23% of the shares of Clarice shall be transferred by the sellers to the Company no later than on June 20, 2018, in consideration for payment of the minimum share price for such shares, defined as 946.46 per share for this tranche, plus an amount of 1,938, subject to the achievement of certain capacity target by Clarice.

All financial targets and capacity targets payments shall be subject to the condition that sellers who were employee of Clarice at the date of acquisition, remain as employee of Globant or any associated entity of the Company on the due date of such payment.

The Company has concluded that as in the same SPA all parties have agreed the transfer of the 100% of the shares of Clarice in different stages, the transaction should be considered as one, and therefore the Company has accounted the acquisition for the 100% of the shares of Clarice and the consideration involved is the sum of the amount paid at closing date and the three installments payables in years 2016, 2017 and 2018.

The consideration transferred for Clarice acquisition was calculated as follows:

Purchase price	Amount
Down payment	9,324
Installment payment	2,483	(a)
Contingent consideration	8,377	(a)
Total consideration	20,184

(a)	As of December 31, 2015 included as 4,418 and 6,682 as Other financial liabilities current and non-current, respectively.

Clarice sellers’ subscription agreement

On May 14, 2015, the Company signed two agreements whereas agreed to issue to the subscribers, as detailed below, and the subscribers agree to subscribe from the Company the number of shares set forth below:

First agreement

First tranche

Subscribers		Shares	Price	Price per share
Saandee Chawda	Employee	9,746	200	20,52
Mayuri Saandeep Chawda	Spouse	9,746	200	20,52
Shashank Despande	Employee	9,746	200	20,52
Priya Shashank Despande	Spouse	9,746	200	20,52
Total		38,984

Second and third tranches

Second and third tranches will due on May 2016 and May 2017. The Company shall issue additional shares at a price equal to the volume weighted average trading price (“VWAP”) (derived from the trading price of the shares as quoted in the NYSE) for the 60-trading period ending on the second trading day prior to the Second tranche issue date. Such numbers of shares will be allocated among the subscribers in the proportion in which they were allocated in the First tranche. The number of the Second Tranche shares to be issued to each of the subscribers shall be the lower of (i) 80% of the maximum amount of shares that such subscriber is eligible to purchase under applicable law and (ii) the quotient obtained by dividing 200 by the Second tranche 60-day VWAP.

Total estimated amount is 800 second tranche and 800 third tranche. Total amounted to 2,400.

Second agreement

First tranche

Beneficiary		Shares	Price	Price per share
Anup Mehta	Employee	4,873	100	20,52

Second and third tranches

Second and third tranches are on May 2016 and May 2017. The Company shall issue additional shares for an aggregate consideration of 100 equal the quotient obtained by dividing 100 by the Second tranche 60-day VWAP.

As of December 31, 2015, 43,857 shares were issued for a total amount of 900.

Both agreements are forward contracts to issue and sell a variable number of shares for a fixed amount of cash, thus according to IAS 32, the Company recorded a financial liability and a financial asset for the shares to be issued and the payment to be received, respectively, for an amount of 1,800.

As of December 31, 2015 the Company recorded 900 as a current financial asset and as a current financial liability and 900 as a non-current financial asset and as a non-current financial liability.

Acquisition of Dynaflows

On October 22, 2015, the Company acquired from Alfonso Amat, Wayra Argentina S.A., BDCINE S.R.L., Laura A. Muchnik, Facundo Bertranou, Mora Amat and Fabio Palioff (jointly “the Sellers) 9,014 shares, which represents 38.5% of the capital stock of Dynaflows S.A. Before this acquisition, the Company had 22.7% of the capital stock of Dynaflows and classified it as investment in associates. Through this transaction, the Company gained the control of Dynaflows S.A. As a consequence, the Company accounted for this acquisition in accordance with IFRS 3 as a business combination achieved in stages and as such, the Company remeasured its previously held equity interest in Dynaflows at its acquisition date fair value and recognize the resulting gain for an amount of 625 in Other income and expense, net.

The aggregate purchase price under the Stock Purchase Agreement (“SPA”) amounted to ARS 13,316 (1,402) and 414, payable in two installments, as following:

The first installment amounted to ARS 13,316 (1,402) paid at the closing date

The second installment amounted to 414 due six months after the closing date

The second installment shall be paid in Argentine pesos considering the exchange rate equivalent to the quotient between the market price in Argentina pesos of the bonds BONAR X, series C, and the market price in US dollars of the bonds BONAR X, series C, at the closing of the previous date of the payment.

On the same date, the Company made a capital contribution of 868 (ARS 8,250,000) to Dynaflows by issuing 9,190 shares.

After both agreements and considering the previous equity interest held by the Company of 22.7%, the Company holds the 66.73% of participation in Dynaflows.

The consideration transferred for Dynaflows acquisition was calculated as follows:

Purchase price	Amount
Down payment	1,402
Installment payment	414
Total consideration	1,816	(a)

As of December 31, 2015 included as 414 as Other financial liabilities current.

Minority interest purchase agreement

On October 22, 2015, the Company entered into a Shareholders Agreement (the “Minority Interest SHA”) with Alfonso Amat and Mora Amat (the “non-controlling shareholders”) to agree on a put option over the 33.27% of the remaining interest of Dynaflows effective on the third or fifth anniversary from the date of acquisition, pursuant to which the non-controlling shareholders shall have the right (the "Put Option") to sell and the Company shall purchase all, but not less than all the shareholder’s non-controlling interest. The aggregate purchase price to be paid by the Company upon exercise of the Put Option shall be equal to the price resulting from valuing the Company at the following:

In case the put option is exercised in the third anniversary, 50% of the total of: 1) eight (8) times EBITDA multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option; plus 2) four (4) times Revenue multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option;

In case the put option is exercised in the fifth anniversary, the total of: 1) eight (8) times EBITDA multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option; plus 2) four (4) times Revenue multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option;

The Company implemented the IFRIC Interpretation DI/2012/2 “Put Options Written on Non-controlling Interests” issued in May 2012 that requires a financial liability initially measured at the present value of the redemption amount in the parent’s consolidated financial statements for written puts on non-controlling interest. Subsequently, the financial liability is measured in accordance with IAS 39.

As of December 31, 2015, the Company has recognized as non-current other financial liabilities the written put option for an amount of 7,371 equal to the present value of the amount that could be required to be paid to the counterparty discounted at an interest rate of 3.5%. Changes in the measurement of the gross obligation will be recognized in profit or loss.

Pursuant to the shareholder’s agreement, the Company also agreed on a call option over non-controlling interest effective after the fifth anniversary from the closing date till the sixth anniversary from the closing date pursuant to which the Company shall have the right to purchase and the non-controlling interest shareholders shall sell all but not less than all the shareholder’s non-controlling interest then owned by the non-controlling shareholders. The Company calculated the fair value of call option on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the maturity, exercise price, spot, risk-free and standard deviation. See Note 4 for a description of the assumptions.

As of December 31, 2015, the Company has accounted for the call option at its fair value of 321 in a similar way to a call option over an entity’s own equity shares and the initial fair value of the option was recognized in equity.

Outstanding balances of financial liabilities related to the abovementioned acquisitions as of December 31, 2015 and 2014 are as follows:

	As of December 31, 2015		As of December 31, 2014
	Other financial liabilities - current	Other financial liabilities - non current	Other financial liabilities - current	Other financial liabilities - non current

Huddle Group	183	92	395	263
Huddle Group - Minority interest agreement	325	-	650	-
Clarice	4,418	6,682	-	-
Subscription agreement	900	900	-	-
Dynaflows	414	-	-	-
Put option on minority interest of Dynaflows	-	7,371	-	-
Total	6,240	15,045	1,045	263

Purchase Price Allocation

Assets acquired and liabilities incurred at the date of acquisition in the business combinations above mentioned are as follows:

	Huddle Group	Bluestar Energy	Clarice	Dynaflows
Current Assets
Cash and cash equivalents	1,226	1,575	153	4
Investments	-	-	1,232	-
Trade receivables	1,475	-	1,983	82
Other receivables	54	471	1,731	7

Non current assets
Porperty and equipment	233	105	180	9
Intangibles	2,210	472	54	242
Deferred tax	-	-	5	49
Other receivables	915	42	227	1
Goodwill (1)	4,226	-	17,702	2,759

Current liabilities
Trade and other payables	(378)	(360)	(620)	(17)
Borrowings	(441)	-	-	-
Tax liabilities	-	(194)	(1,734)	(95)
Payroll and social security	(761)	(282)	(727)	(67)
Other liabilities	-	-	(2)	-

Non controlling interest	(623)	-	-	(83)
Gain from bargain business combination (2)	-	(472)	-	-
Fair value of previous interest held	-	-	-	(1,075)
Total consideration	8,136	1,357	20,184	1,816

(1)	Goodwill arising from Huddle Group, Clarice and Dynaflows are not deductible for tax purposes.

(2)	As the total amount paid for Bluestar Energy is less than the fair value of the assets and liabilities recognized at the date of acquisition, the Company has recorded a gain from bargain business combination.

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

Goodwill arose in the acquisition of Clarice and Dynaflows because the cost of the equity interests acquired included control premium. In addition, the consideration paid for these acquisitions effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Clarice. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

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

The net income for the year ended December 31, 2015 includes 1,623 attributable to the business generated by Clarice. Revenue for the year ended December 31, 2015 includes 7,084 related to the business of that company. Had the business combination been effected at January 1, 2015, the consolidated revenue of the Company would have been 263,393, the net profit for the year ended December 31, 2015 would have been 33,890 and basic and diluted earnings per share would have amounted to 1.00 and 0.97, respectively.

The net income for the year ended December 31, 2015 includes a loss of 98 attributable to the business generated by Dynaflows. Revenue for the year ended December 31, 2015 includes 194 related to the business of that company. Had the business combination been effected at January 1, 2015, the consolidated revenue of the Company would have been 254,382, the net profit for the year ended December 31, 2015 would have been 31,471 and basic and diluted earnings per share would have amounted to 0.93 and 0.90, respectively.

Directors consider these “pro-forma” numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison in future periods.

NOTE 24 – SEGMENT INFORMATION

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

The Company provides services related to application development, testing, infrastructure management and application maintenance.

The following table summarizes revenues by geography:

	For the year ended December 31,
	2015	2014	2013
North America
United States of America	208,203	160,376	126,038
Canada	4,209	2,721	2,805
Subtotal North America	212,412	163,097	128,843
Europe
Spain	3,671	1,795	2,389
Ireland	1,787	1,649	1,431
United Kingdom	6,468	5,546	8,122
Luxembourg	205	1,130	543
Others	1,377	1,584	379
Subtotal Europe	13,508	11,704	12,864
Asia
India	1,392	-	-
Japan	42	-	-
Subtotal Asia	1,434	-	-
Latin America and others
Argentina	7,574	4,248	5,484
Brazil	2,084	3,078	3,848
Colombia	1,436	3,069	3,913
Chile	12,424	8,974	1,756
Uruguay	1,184	3,626	1,571
Others	1,740	1,809	45
Subtotal Latin America and others	26,442	24,804	16,617
TOTAL	253,796	199,605	158,324

One single customer accounted for 12.3% of revenues for the year ended December 31, 2015. However, no single customer accounted for 10% or more of revenues for the years ended December 31, 2014 and 2013.

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	As of December 31,
	2015	2014

Argentina	47,652	21,956
Spain	18,155	1,509
United States of America	1,844	1,558
Brazil	2,344	3,057
Uruguay	722	1,351
Luxembourg	7,565	6,064
Colombia	4,372	2,431
Mexico	3,128	1,685
Other countries	1,322	145
TOTAL	87,104	39,756

NOTE 25 – BORROWINGS

25.1 – Bank and financial institutions

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows:

	As of December 31,
	2015	2014

HSBC bank (Argentina)	99	252
Banco Santander Rio (Argentina)	289	654
Banco del Chaco (Argentina)	-	17
Banco Galicia (Argentina)	-	2
Banco Ciudad (Argentina)	-	2
Phenix - Leasing (Argentina)	5	82
Apple Financial Services (United States)	48	72
Financial institution - Leasing (Uruguay)	103	195
Bradesco (Brasil)	4	9
TOTAL	548	1,285

Such balances were included in the consolidated balance sheets as follows:

	As of December 31,
	2015	2014

Current borrowings	280	513
Non-current borrowings	268	772
TOTAL	548	1,285

Movements in borrowings are analyzed as follows:

	As of December 31,
	2015	2014

Balance at the beginning of year	1,285	11,795
Proceeds of new borrowings	-	257
Payment of borrowings	(613)	(10,010)
Accrued interest	108	(6)
Foreign exchange	(232)	(751)
TOTAL	548	1,285

25.1.2 —Argentine subsidiary’s loan agreements

The Company, through its Argentine subsidiary, Sistemas Globales S.A., entered into several loan agreements with HSBC, Santander Rio, Galicia, Ciudad, Phenix and Nuevo Banco del Chaco.

Balances as of December 31, 2015 and 2014 were the following:

	As of December 31,
	2015	2014

HSBC bank (Argentina)	99	252
Banco Santander Rio (Argentina)	289	654
Banco del Chaco (Argentina)	-	17
Banco Galicia (Argentina)	-	2
Banco Ciudad (Argentina)	-	2
Phenix - Leasing (Argentina)	5	82
TOTAL	393	1,009

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

As of December 31, 2015, Sistemas Globales S.A. was in compliance with all the covenants included in the financing agreements.

NOTE 26 – OPERATING AND FINANCE LEASES

The Company is obligated under various operating leases for office space and office equipment. Total lease expense incurred under these leases was approximately 10,461; 8,830 and 8,193 for the years ended December 31, 2015, 2014 and 2013, respectively.

During the year ended December 31, 2015 and 2014, the Company recognized some agreements related to computer leases as finance leases ending in the year 2016. Thus, the amount of computer equipment and software included 2 and 246 under finance lease agreements, as of December 31, 2015 and 2014, respectively. The related liability arises to 161 and 359, out of which 79 and 237 are classified as current borrowings; and 82 and 122 as non-current borrowings, as of December 31, 2015 and 2014, respectively.

Future fixed minimum annual lease commitments are as follows at December 31, 2015:

Year	Amount

2016	6,871
2017	4,548
2018	2,753
2019	1,711
2020	371

NOTE 27 – FINANCIAL INSTRUMENTS

27.1 - Categories of financial instruments

	As of December 31,
	2015	2014
Financial assets
Cash and cash equivalents	36,720	34,195
HFT assets	11,122	12,526
Available-for-sale assets	14,538	15,458
Other financial assets	1,221	-
Loans and receivables	84,644	55,225

Financial liabilities
Amortized cost
Trade payables	4,436	5,673
Payroll and social security taxes	25,551	20,967
Borrowings	548	1,285
Other financial liabilities (1)	21,285	1,308
Tax liabilities	10,225	3,446
Other liabilities	9	173

As of December 31, 2015, other financial liabilities includes 8,451 related to contingent liability arose in Clarice acquisition, which is measured at fair value (see note 27.10.1).

At the end of the reporting years, there were no loans or receivables designated at fair value through profit or loss. The carrying amounts reflected above represents the Company’s maximum exposure to credit risk for such loans and receivables.

27.2 - Market risk

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

27.3 - Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise.

Except in TerraForum and Globers, the subsidiary’s functional currency is the U.S. dollar. In 2014, 93% of the Company’s revenues are denominated in U.S. dollars. Because the majority of its personnel are located in Latin America, the Company incurs the majority of its operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Brazilian Reais, Mexican pesos, Peruvian Soles and Colombian peso.

Foreign exchange sensitivity analysis

The Company is mainly exposed to Argentine pesos.

The following table details the Company’s sensitivity to a 30% increase and decrease in the U.S. dollar against the relevant foreign currency. The sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2015 and adjusts their translation at the year-end for a 30% change in U.S. dollars against the relevant foreign currency and the same change that affects net income as certain costs are incurred in Argentine pesos.

			Gain/(loss)
Account	Currency	Amount	30% Increase	30% Decrease

Net balances	Argentine pesos	18,807	(4,340)	5,642
	Total	18,807	(4,340)	5,642

			Gain/(loss)
Account	Currency	Amount	30% Increase	30% Decrease

Costs	Argentine pesos	(121,384)	28,012	(36,415)
	Total	(121,384)	28,012	(36,415)

The estimated effect in net income for the year ended December 31, 2015 due to a 30% increase in the U.S. dollar against the Argentine peso is a gain of 23,672 and such effect due to a 30% decrease in the U.S. dollar against the Argentine peso is a loss of a 30,773.

Depreciation of the Argentine Peso

On December 17, 2015, the Argentine peso experienced a 42% devaluation from 9.835 Argentine peso per US dollar to 13.95 Argentine peso per US dollar. Since it occurred during the last days of the year 2015, this fluctuation did not cause any significant impact in the Company’s costs and expenses generated by the Company’s Argentine subsidiaries in Argentine pesos, as expressed in U.S. dollars, neither on the Company's revenues, as revenues are mostly in U.S. dollars for the year ended 2015. However, this fluctuation caused a significant foreign exchange loss of 4,967 related to net exposure of monetary assets and liabilities nominated in Argentine pesos.

27.4 - Interest rate risk management

The Company’s exposure to market risk for changes in interest rates relates primarily to its cash and bank balances and its credit facilities. The Company´s credit lines in Argentina bear interest at fixed rates ranging from 15.25% and 15.50% in local currency (equivalent to an interest rate around 3.75% and 4%). The Company does not use derivative financial instruments to hedge its risk of interest rate volatility.

27.5 – Liquidity risk management

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

	Expected Maturity Date
	2016	2017	2018	Thereafter	Total

Borrowings	201	190	-	-	391
Interest to be paid	45	15	-	-	60
Finance leases	79	78	-	-	157
Other financial liabilities	6,240	5,253	2,421	7,371	21,285
TOTAL	6,565	5,536	2,421	7,371	21,893

27.6 - Concentration of credit risk

The Company derives revenues from clients in the U.S. (approximately 82%) and clients related from diverse industries. For the years ended December 31, 2015, 2014 and 2013, the Company’s top five clients accounted for 33.0%, 27.8% and 25.3% of its revenues, respectively. One single customer accounted for 12.3% of revenues for the year ended December 31, 2015. However, no single customer accounted for 10% or more of revenues for the years ended December 31, 2014 and 2013.

27.7 - Fair value of financial instruments that are not measured at fair value

The carrying amounts of financial assets and liabilities related to cash and bank balances, investments, trade receivables, other current and non-current receivables, trade payables, payroll and social security taxes payables, tax liabilities and other liabilities included in the consolidated statement of financial position as of December 31, 2015 and 2014, approximate to their fair values. Other financial liabilities, including borrowings, are subsequently measured at amortised cost considering the effective interest rate method, which approximate to its fair value due to their short-term maturity.

27.8 Available-for-sale investments

During the year ended December 31, 2015, the Company acquired “Letras del Banco Central” (LEBAC) with SBS Sociedad de Bolsa S.A. LEBAC are short-term securities issued and tendered by the Argentine Central Bank, nominated in Argentine pesos, and can be purchased with cash through banks or stock brokering companies. LEBAC do not pay interest during the life of the instrument. Instead, LEBAC are bought at a discount from their face value, which is the amount the instrument will be worth at its settlement. When these instruments reach their maturity, the investor receives an amount equal to the face value of the instrument.

The purpose of this transaction is to ensure a fixed return in Argentine Pesos.

According to IAS 39, held-to-maturity investments (HTM) are non-derivative financial assets with fixed or determinable payments and fixed maturity that the entity has the positive intent and ability to hold to maturity. HTM investments are measured at amortized cost using the effective interest method, less impairment losses. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the life of the financial instrument to the net carrying amount of the financial asset.

According to the nature, intention and ability of the Company to hold those LEBACs until maturity, they were initially classified as held-to-maturity investments. However, during December, 2015, the Company sold some of those LEBACs and consequently, changed the classification of the remaining LEBACs. As of December 31, 2015 and 2014, LEBACs are classified as Available-for-sale investments, since it was not permitted to classify investments as held-to-maturity in accordance with IAS 39. The gain of 52, net of tax effect, resulting after the date of reclassification was recorded as Other comprehensive income.

Changes in the carrying amount of AFS financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income.

27.9 - Fair value measurements recognized in the consolidated statement of financial position

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

Level 3 fair value measurements are those derived from unobservable inputs for the assets or liabilities.

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	-	9,848	-	9,848
CEDIN	-	1,274	-	1,274
LEBACs	-	14,538	-	14,538
Call option on minority interest (see note 23)	-	-	321	321

Financial liabilities
Contingent consideration	-	-	8,451	8,451
Put option on minority interest (see note 23)	-	-	7,371	7,371

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	-	12,526	-	12,526
LEBACs	-	15,458	-	15,458

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

27.10 Level 3

27.10.1 Contingent consideration

As explained in note 23, the acquisition of Clarice included a contingent consideration agreement which was payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s gross revenue, gross profit and capacity.

As of December 31, 2015, the nominal value of contingent consideration amounted to 8,847. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 5,145 and 9,851 as of December 31, 2015. The fair value of the contingent consideration arrangement of 8,451 as of December 31, 2015 was estimated by discounting to present value using a risk-adjusted discount rate.

As of December 31, 2013, the Company remeasured the fair value of the contingent consideration related to the acquisition of Terraforum, considering that the gross revenue and gross profit target established by the third and forth payments, as defined in the purchase agreement, was not met. Thus, no further payment was required. Gain arising from the change in fair value amounted to 1,703.

27.10.2 Put and call option on minority interests

The discounted consideration of the put option over non-controlling interest of Dynaflows of 7,371 as of December 31, 2015, was estimated by discounting:

In case the put option is exercised in the third anniversary, 50% of the total of: 1) eight (8) times EBTTDA multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option; plus 2) four (4) times Revenue multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option;

In case the put option is exercised in the fifth anniversary, the total of: 1) eight (8) times EBTTDA multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option; plus 2) four (4) times Revenue multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option.

The expected payment is determined by considering the possible scenarios. The significant unobservable inputs used are: (i) forecasted EBITDA and Revenue of the Dynaflows’s most recent audited annual financial statements at the time of the delivery of such exercise of the put option, and (ii) risk-adjusted discount rate (3.5%).

Changing one or more of the significant unobservable inputs used in the reasonably possible alternative assumptions would have the following effects:

	Increase (Decrease) in unobservable input	Increase (Decrease) in put option
Risk-adjusted discount rate	0.5%	(60)
	(0.5)%	60
Forecasted EBITDA & Revenue	5%	369
	(5)%	(369)

The fair value of the call option on minority interest of 321 as of December 31, 2015, was estimated by using the Black & Sholes method considering the EBITDA and Revenue of the Dynaflows’s most recent audited annual financial statements at the time of the delivery of such exercise of the call option to present value using a risk-adjusted discount rate.

The expected payment is determined by considering the possible scenarios. The significant unobservable inputs used are: (i) forecasted EBITDA and Revenue of Dynaflows’s most recent audited annual financial statements at the time of the delivery of such exercise of the call option, and (ii) risk-adjusted discount rate (0.5%).

Changing one or more of the significant unobservable inputs used in the reasonably possible alternative assumptions would have the following effects:

	Increase (Decrease) in unobservable input	Increase (Decrease) in call option
Risk-adjusted discount rate	0.25%	4
	(0.25)%	(4)
Forecasted EBITDA & Revenue	5%	(14)
	(5)%	14

27.10.3 Foreign exchange futures contracts

During the years ended December 31, 2015 and 2014, the Argentinian subsidiaries, Sistemas Globales S.A. and IAFH Global S.A. have acquired foreign exchange futures contracts with SBS Sociedad de Bolsa S.A. (SBS) in U.S. dollars, with the purpose of hedging the possible decrease of assets’ value held in Argentine Pesos due to the risk of exposure to fluctuations in foreign currency. The foreign exchange futures contracts were recognized, according to IAS 39, as financial assets at fair value through profit or loss. For the years ended December 31, 2015 and 2014 the Company has recognized a gain of 7,152 and a loss of 1,069, respectively.

These futures contracts have daily settlements, in which the futures value changes daily. Sistemas Globales S.A. and IAFH Global S.A. recognize daily variations in SBS primary accounts, and the gains or losses generated by each daily position through profit or loss. Thus, at the closing of each day, according to the future price of the exchange rate U.S. Dollar – Argentine peso, the companies perceive a gain or loss for the difference. As future contracts have daily settlements, hence fair value as of December 31, 2015 and 2014 was zero.

Pursuant to these contracts, Sistemas Globales S.A. and IAFH Global S.A. are required to maintain collaterals in an amount equal to a percentage of the notional amounts purchased until settlement of the contracts. As of December 31, 2015, Globant S.A. held a 10% of the value of those collaterals in LEBACs in SBS primary account. This ensures minimal funding, in case SBS has to transfer funds to “Mercado a Término de Rosario S.A” (ROFEX) if losses are generated by daily settlements. This amount must also remain restricted during the term of the contracts. As of December 31, 2015, both collaterals regarding the transactions are restricted assets for an amount of 5,125 in LEBACs included as investments.

On December 10, 2015, a new president assumed in Argentina. This new government considered that prices included in some future contracts signed during the previous government did not reflect the real market value as compared with similar assets.

Consequently, on December 14, 2015, ROFEX and Argentina Clearing S.A., issued the Communication No. 657 which applies to future contracts signed from September 29, 2015 with maturity date till June 2016. This Communication stated that for the future contracts included in the range of dates previously mentioned, the gain or losses generated by each daily position through profit or loss should be calculated considering an additional ARS 1.25 for dollar to the original price agreed for those contracts signed between September 30, 2015 and October 27, 2015; and ARS 1.75 for dollar to the original price agreed for those contracts signed from October 28, 2015.

Additionally, on December 16, 2015, the AFIP issued General Resolution No. 3818, which stated a regime of income tax withholdings to be applied to the gain obtained for future contracts transactions considering the market price as of December 23, 2015. These withholding should be used to compensate future income tax payments from the Company’s Argentine subsidiaries. As of December 31, 2015 total withholding amount to 3,037.

NOTE 28 — CONTINGENCIES

On February 10, 2012, Federacion Argentina de Empleados de Comercio y Servicios (‘‘FAECYS’’) filed a lawsuit against the Company’s Argentine subsidiary, Sistemas Globales S.A., in which FAECYS is demanding the application of its collective labor agreement to the employees of that subsidiary. According to FAECYS’s claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales’s employees from October 2006 through October 2011.

Although the Company believes Sistemas Globales has meritorious defenses to this lawsuit, no assurance can be provided as to what the ultimate outcome of this matter will be. In the opinion of the Company’s management and its legal advisors, an adverse outcome from this claim is not probable. Consequently, no amount has been accrued at December 31, 2015. Management estimates that the amount of possible loss as of the date of issuance of these financial statements ranges between 700 and 750, including legal costs and expenses.

The Company’s US subsidiary, Globant LLC, is currently under examination for fiscal year 2012 by the Internal Revenue Service (“IRS”) regarding transfer pricing matters and others related to the activities performed by the Company’s subsidiaries in the US. Such examination is currently in progress and its outcome cannot be anticipated as of today. Nevertheless, Company’s management estimates that it is not likely that an issue arises with a material effect on the financial position and results of operations.

In December 2015 the Company received a civil investigative demand from the U.S. Attorney's Office for the Northern District of Texas for the production of records in connection with an investigation in relation to certain visa applications made on behalf of some of the Company’s non-U.S. employees in connection with their visits to the United States. The Company has produced the documents and records requested in the civil investigative demand and intends to continue cooperating fully with the U.S. Attorney's Office. At this time, Company’s management cannot make any predictions about the final outcome of the investigation.

As of December 31, 2015, the Company is also a party in certain labor claims where the risk of loss is considered possible. The final resolution of these claims is not likely to have a material effect on the Company’s financial position and results of operations.

NOTE 29 — CAPITAL AND RESERVES

29.1 Issuance of common shares

On December 31, 2015, 545,649 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 4.10 per share amounting to a total of 2,236.

On April 30, 2015, the Company granted to one employee thirty thousand (30,000) common shares to be carried out in two tranches: fifteen thousand (15,000) shares delivered during April 2015 and the remaining fifteen thousand (15,000) shares will be delivered on 1 April 2016. Shares were granted at a price of 21.01 per share.

On December 21, 2014, 258,742 common shares were issued in respect of vested options arising from the 2012 share based compensation plan, exercised by 15 employees. Options were exercised at an average price of $ 4.21 per share.

On July 23, 2014, the Company successfully completed the initial public offering (IPO) of common shares in the New York Stock Exchange. The Company issued 4,350,000 common shares, at a price of $ 10 per share, raising an overall amount of approximately 40,455, net of underwriting discounts for an amount of 3,045. After the deduction of IPO related expenses for an amount of 2,722, the net increase of capital and shared premium from the offering totaled 37,733. In addition, certain of the existing shareholders sold 2,377,500 of their shares, at a price of $ 10 per share.

On July 15, 2014, the Company increased its issued capital in an amount of $ 12.60 that has been paid out of available reserves currently recorded in the accounts of the Company.

On November 28, 2013, 1,064,880 common shares were issued under 2012 share based compensation plan, exercised by 57 employees. Options were exercised at an average price of $ 2.04 per share. Additionally, the Company delivered 111,892 common shares, held as treasury stock until that date, in respect of vested options arising from the 2012 share based compensation plan, exercised by 8 employees. Options were exercised at an average price of $ 0.84 per share.

Additionally, on January 28, 2013, 339,952 common shares were issued after in respect of options arising from the 2012 share-based compensation plan were exercised by 115 employees. Options were exercised at an average price of $ 1.8 per share, amounting to a total of 622.

In January 2013, WPP Luxembourg Gamma Three S.à.r.l (“WPP”) subscribed 527,638 common shares with nominal value of $1.20 each and additional paid-in-capital of 5,815 for a total of 6,448. The Company used these proceeds to retire 20% of the existing options and to acquire shares held by certain employees and Endeavor Catalyst Inc.

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

29.5 Second public offerings

On March 30, 2015 the Company successfully completed its secondary public offering. Registration statement relating to the offering became effective on March 26, 2015. On March 27, 2015, the underwriters of the previously announced secondary public offering of 3,473,382 common shares exercised in full their option to purchase an additional 521,008 common shares from certain of the selling shareholders to cover over-allotments as provided in the underwriting agreement among the Company, the selling shareholders and the underwriters. Including the additional shares, a total of 3,994,390 common shares were sold in the offering. The common shares were sold to the public at a price of 18.50 per share. The Company did not receive any proceeds from the sale of common shares by the selling shareholders.

On July 8, 2015 the Company successfully completed a new secondary public offering. Registration statement relating to the offering became effective on July 8, 2015. On July 9, 2015, the underwriters of the previously announced a new secondary public offering of 3,500,000 common shares exercised in full their option to purchase additional 525,000 common shares from certain of the selling shareholders to cover over-allotments as provided in the underwriting agreement among the Company, the selling shareholders and the underwriters. Including the additional shares, a total of 4,025,000 common shares were sold in the offering. The common shares were sold to the public at a price of 28.31 per share. The Company did not receive any proceeds from the sale of common shares by the selling shareholders.

As of December 31, 2015, 22,045,136 common shares of the Company's share capital are registered with the SEC and quoting in the New York Stock Exchange.

NOTE 30 - APPROPRIATION OF RETAINED EARNINGS UNDER SUBSIDIARIES´ LOCAL LAW

In accordance with Argentine and Uruguayan Law, subsidiaries of the Company must appropriate at least 5% of net income for the year to a legal reserve, until such reserve equals 20% of their respective capital stock amounts. As of December 31, 2015, the legal reserve amounted to 925 for all Argentine subsidiaries and as of that date was fully constituted.

As of December 31, 2015, the legal reserve amounted to 42 for the Company’s Uruguayan subsidiary and as of that date was fully constituted.

In accordance with Colombian law, the Company’s Colombian subsidiary must appropriate at least 10% of net income for the year to a legal reserve, until such reserve equals 50% of its respective capital stock amount. As of December 31, 2015, there was a legal reserve of 0.4 that was fully constituted.

Under Spanish law, Globant Spain must appropriate 10% of its standalone profit to a legal reserve until such reserve equals to 20% of their respective capital stock amounts. As of December 31, 2015, no reserve had been constituted.

In accordance with Brazilian Law, 5% of the net profit shall be allocated to form the Legal Reserve, which may not exceed 20% of the capital. The corporation may refrain from allocating resources to the legal reserve during any fiscal year in which the balance of such reserve, exceeds 30% of the capital. The Company’s Brazilian subsidiary did not have a legal reserve as of December 31, 2015.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution. As of December 31, 2015, no reserve had been constituted.

In accordance with Peru law, subsidiary of the Company must appropriate at least 10% of net income for the year to a legal reserve, until such reserve equals 20% of their respective capital stock amounts. As of December 31, 2015, there is no legal reserve constituted.

In accordance with Mexican law, subsidiary of the Company must appropriate at least 5% of net income for the year to a legal reserve, until such reserve equals 20% of their respective capital stock amounts. As of December 31, 2015, there is no legal reserve constituted.

In accordance with Indian law, subsidiary of the Company is not obliged to appropriate any fixed quantum of profit to a legal reserve. As of December 31, 2015, the legal reserve amounted to 17 for the Company’s Indian subsidiary.

In accordance with Chilean law, subsidiary of the Company is not obliged to appropriate any fixed quantum of profit to a legal reserve. As of December 31, 2015, there is no legal reserve constituted.

NOTE 31 – SUBSEQUENT EVENTS

The Company evaluated transactions occurring after December 31, 2015 in accordance to IAS 10 ‘Events after the reporting period’, through February 29, 2016, which is the date that the consolidated financial statements were made available for issuance.

31.1 Subscription agreement with Acamica

On January 26, 2016, the Company signed a subscription agreement with Ignacio Moreno, Tomás Escobar, Gonzalo Orsi and Juan Badino (jointly “the Founders”); Fitory S.A., a company organized under the laws of Uruguay; Wayra Argentina S.A., a corporation organized under the laws of Argentina; Stultum Pecuniam Ventures LLC, a limited liability company organized under the laws of the state of Washington, United States; Ms. Eun Young Hwang (“Rebecca”); Acamica S.A., a company organized under the laws of Argentina (“Acamica Argentina”) and Acamica Inc, a corporation organized under the laws of the state of Delaware, United States (“Acamica US” and together with Acamica Argentina, the “Acamica Group Companies”) whereas the Founders own 100% of the capital share of Acamica Group Companies and shall form a new company organized under the laws of Spain (“Holdco”) which shall own 100% of the capital shares of Acamica US and 97% of the capital shares of Acamica Argentina. After the incorporation of the Holdco, the Company shall make a capital contribution to the Holdco for an amount of 750 in four equal tranches of 187.5. After these capital contributions, the Company will have 20% of total shares of the Holdco. As of the date of issuance of these consolidated financial statements, no payments were made, thus, no investment has been recorded by the Company. Acamica Group companies are engaged in e-learning courses business.

31.2 Subscription agreement with Collokia

On February 25, 2016, the Company signed a subscription agreement with Collokia LLC, through which Collokia LLC agreed to increase its capital by issuing 55,645 preferred units, from which the Company acquired 20,998 at the price of $23.81 per share for a total amount of 500. After this subscription, the Company has a 19.5% of participation in Collokia LLC.

NOTE 32 – APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements were approved by the Board of Directors on February 29, 2016.

Martín Migoya

President

