Form 20-F
period 2016-12-31
Globant S.A.
filed 2017-04-07
CIK 1557860

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 34,791,236 common shares of which 143,593 are treasury shares held by us.

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

(*) This requirement does not apply to the registrant in respect of this filing.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

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

This annual report includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this annual report, including, without limitation, those regarding our future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim", “anticipate", “believe", “continue", “could", “estimate", “expect", “forecast", “guidance", “intend", “may", “plan", “potential", “predict", “projected", “should” or “will” or the negative of such terms or other comparable terminology.

You should carefully consider all the information in this annual report, including the information set forth under “Risk Factors.” We believe our primary challenges are:

•	If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected;

•	If we are unable to manage attrition and attract and retain highly-skilled IT professionals, we may not have the necessary resources to maintain client relationships, and competition for such IT professionals could materially adversely affect our business, financial condition and results of operations;

•	If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable;

•	We may not be able to achieve our anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects;

•	We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources;

•	If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected;

•	If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our results of operations to suffer;

•	If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected;

•	We derive a significant portion of our revenues from clients located in the United States and, to a lesser extent, Europe. Worsening general economic conditions in the United States, Europe or globally could materially adversely affect our revenues, margins, results of operations and financial condition;

•	Uncertainty concerning the instability in the current economic, political and social environment in Argentina may have an adverse impact on capital flows and could adversely affect our business, financial condition and results of operations;

•	Argentina’s regulations on proceeds from the export of services may increase our exposure to fluctuations in the value of the Argentine peso, which, in turn, could have an adverse effect on our operations and the market price of our common shares. The imposition or re-imposition in the future of regulations on proceeds collected outside Argentina for services rendered to non-Argentine residents or of export duties and controls could have an adverse effect on us;

•	As of March 20, 2017, our greater than 5% shareholders, directors and executive officers and entities affiliated with them beneficially own approximately 58.98% of our outstanding common shares (this calculation includes common shares subject to options currently exercisable and options exercisable within 60 days of March 20, 2017), of which approximately 19.17% of our outstanding common shares are owned by affiliates of WPP. These shareholders therefore continue to have substantial control over us at the date of this annual report and could prevent new investors from influencing significant corporate decisions, such as approval of key transactions, including a change of control; and

•	By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Readers should read “Risk Factors” in this annual report and the description of our business under “Business” in this annual report for a more complete discussion of the factors that could affect us.

Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

CURRENCY PRESENTATION AND DEFINITIONS

In this annual report, all references to “U.S. dollars” and “$” are to the lawful currency of the United States, all references to “Argentine pesos” are to the lawful currency of the Republic of Argentina, all references to “Colombian pesos” are to the lawful currency of the Republic of Colombia, all references to “Uruguayan pesos” are to the lawful currency of the Republic of Uruguay, all references to “Mexican pesos” are to the lawful currency of Mexico, all references to “Rupees” or “Indian rupees” are to the lawful currency of the Republic of India, all references to "Reais" or "Brazilian Real" are to the lawful currency of Brazil, all references to "Peruvian Sol" are to the lawful currency of Peru, and all references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. All references to the “pound,” “British Sterling pound” or “£” are to the lawful currency of the United Kingdom.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial and other data of Globant S.A. should be read in conjunction with, and are qualified by reference to, “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 are derived from the audited consolidated financial statements of Globant S.A. included elsewhere in this annual report and should be read in conjunction with those audited consolidated financial statements and notes thereto. Our selected consolidated financial data as of December 31, 2014 set forth below were derived from our consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 filed with the SEC on April 29, 2016 in our annual report for the year ended December 31, 2015 and which are not included in this annual report. Our selected consolidated financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 set forth below were derived from our consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 filed with the SEC on July 18, 2014 in our prospectus dated July 17, 2014, filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the "Securities Act"), which are not included in this annual report.

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands, except for percentages and per share data)

Consolidated Statements of profit or loss and other comprehensive income:
Revenues (1)	$322,856	$253,796	$199,605	$158,324	$128,849
Cost of revenues (2)	(191,395)	(160,292)	(121,693)	(99,603)	(80,612)
Gross profit	131,461	93,504	77,912	58,721	48,237
Selling, general and administrative expenses (3)	(81,889)	(71,594)	(57,288)	(54,841)	(47,680)
Impairment of tax credits, net of recoveries	—	1,820	1,505	(9,579)	—
Profit (Loss) from operations	49,572	23,730	22,129	(5,699)	557
Gain on transactions with bonds (4)	—	19,102	12,629	29,577	—
Finance income	16,215	27,555	10,269	4,435	378
Finance expense	(19,227)	(20,952)	(11,213)	(10,040)	(2,687)
Finance (expense) income, net (5)	(3,012)	6,603	(944)	(5,605)	(2,309)
Other income and expenses, net (6)	3,629	605	380	1,505	291
Profit (Loss) before income tax	50,189	50,040	34,194	19,778	(1,461)
Income tax (7)	(14,327)	(18,420)	(8,931)	(6,009)	160
Net income (Loss) for the year	35,862	31,620	25,263	13,769	(1,301)
Earnings (Loss) per share
Basic	1.04	0.93	0.81	0.50	(0.06)
Diluted	1.01	0.90	0.79	0.48	(0.06)
Weighted average number of outstanding shares (in thousands)
Basic	34,402	33,960	30,926	27,891	27,288
Diluted	35,413	35,013	31,867	28,884	27,288

(1)	Includes transactions with related parties of $6,462, $6,655, $7,681 and $8,532 for the years ended December 31, 2016, 2015, 2014 and 2013, respectively.
(2)	Includes depreciation and amortization expense of $4,281, $4,441, $3,813, $3,215 and $1,964 for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively. Also includes transactions with related parties of $2,901 for the year ended December 31, 2012. Finally, it includes share based compensation for $917, $735, $35, $190 and $4,644 for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively.
(3)	Includes depreciation and amortization expense of $6,637, $4,860, $4,221, $3,941 and $2,806 for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively. Also includes transactions with related parties of $1,381 for the year ended December 31, 2012. Finally, it includes share based compensation of $2,703, $1,647, $582, $603 and $7,065 for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively.
(4)	Includes gain on transactions with bonds of $19,102, $12,629 and $29,577 acquired with funds from capitalizations and proceeds received by our Argentine subsidiaries as payments from exports for the years ended December 31, 2015, 2014 and 2013, respectively. For additional information about gain on transactions with bonds during the years ended December 31, 2015 and 2014, see note 3.18 to our audited consolidated financial statements included elsewhere in this annual report. For additional information about gain on transactions with bonds during the year ended December 31, 2013, see Item 3.A. of our annual report for the year ended December 31, 2015.
(5)	Includes foreign exchange loss, net, of $8,620, $10,136, $2,946, $4,238 and $1,098 for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively.
(6)	Includes a gain of $418 on the remeasurement of contingent consideration related to the acquisition of Clarice Technologies Private Ltd. (now called Globant India Private Ltd. or "Clarice"), a gain of $2,981 related to the remeasurement of the fair value of the call and put option over our non-controlling interest in Dynaflows, and a gain of $225 related to the bargain business combination of Difier S.A. ("Difier") for the year ended December 31, 2016. See notes 23, 27.10.1 and 27.10.2 to our audit consolidated financial statements, respectively. Includes a gain related to the valuation at fair value of our 22.7% share interest held in Dynaflows of $625 for the year ended December 31, 2015. Includes a gain related to the bargain business combination of Bluestar Peru of $472 for the year ended December 31, 2014. See note 23 to our audited consolidated financial statements. Includes a gain of $1,703 on remeasurement of the contingent consideration related to the acquisition of TerraForum for the year ended December 31, 2013.

(7)	Includes deferred tax gains of $730, $1,102, $529 and $2,479 for the years ended December 31, 2016, 2015, 2013 and 2012, respectively, and a deferred tax charge of $370 for the year ended December 31, 2014.

Reconciliation of Non-IFRS Financial Data

Overview

To supplement our financial measures prepared in accordance with IFRS, we use certain non-IFRS financial measures including (i) adjusted diluted earnings per share ("EPS"), (ii) adjusted net income, (iii) adjusted gross profit, (iv) adjusted selling, general and administrative ("SG&A") expenses, and (v) adjusted profit from operations. These measures do not have any standardized meaning under IFRS, and other companies may use similarly titled non-IFRS financial measures that are calculated differently from the way we calculate such measures. Accordingly, our non-IFRS financial measures may not be comparable to similar non-IFRS measures presented by other companies. We caution investors not to place undue reliance on such non-IFRS measures, but instead to consider them with the most directly comparable IFRS measures. Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation. They should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

The reconciliations of these non-IFRS measures to the most directly comparable financial measures calculated and presented in accordance with IFRS are shown in the tables below. We use these non-IFRS measures as key metrics in the evaluation of our performance and our consolidated financial results. We believe these non-IFRS measures are useful to investors in their assessment of our operating performance and the valuation of our company. In addition, these non-IFRS measures address questions we routinely receive from analysts and investors and, in order to assure that all investors have access to similar data, we have determined that it is appropriate to make this data available to all investors.

Adjusted Diluted EPS and Adjusted Net Income

We utilize non-IFRS measures of adjusted diluted EPS and adjusted net income for strategic decision making, forecasting future results and evaluating current performance. Adjusted diluted EPS and adjusted net income are most directly comparable to the IFRS measures of EPS and net income, respectively. Our non-IFRS measures of adjusted diluted EPS and adjusted net income exclude the impact of certain items, such as acquisition-related costs, impairment of tax credits, net of recoveries, share-based compensation expense and expense related to the US settlement agreement (See “Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings”).

Adjusted Gross Profit and Adjusted SG&A Expenses

We utilize non-IFRS measures of adjusted gross profit and adjusted SG&A expenses as supplemental measures for period-to-period comparisons. Adjusted gross profit and adjusted SG&A expenses are most directly comparable to the IFRS measures of gross profit and selling, general and administrative expenses, respectively. Our non-IFRS measures of adjusted gross profit and adjusted SG&A expenses exclude the impact of certain items, such as amortization and depreciation expense, share-based compensation expense and, only with respect to adjusted SG&A expenses, acquisition-related costs.

Adjusted Profit from Operations

We utilize the non-IFRS measure of adjusted profit from operations as a supplemental measure for period-to-period comparisons. Adjusted profit from operations is most directly comparable to the IFRS measure of profit from operations. Adjusted profit from operations excludes the impact of certain items, such as share-based compensation expense, impairment of tax credits, net of recoveries and acquisition-related costs.

	Year ended December 31,
	2016	2015	2014	2013	2012

Reconciliation of adjusted gross profit
Gross profit	$131,461	$93,504	$77,912	$58,721	$48,237
Adjustments
Depreciation and amortization expense	4,281	4,441	3,813	3,215	1,964
Share-based compensation expense	917	735	35	190	4,644
Adjusted gross profit	$136,659	$98,680	$81,760	$62,126	$54,845
Reconciliation of adjusted selling, general and administrative expenses
Selling, general and administrative expenses	$(81,889)	$(71,594)	$(57,288)	$(54,841)	$(47,680)
Adjustments
Acquisition-related costs	—	337	—	—	—
Depreciation and amortization expense	6,637	4,860	4,221	3,941	2,806
Share-based compensation expense	2,703	1,647	582	603	7,065
Adjusted selling, general and administrative expenses	$(72,549)	$(64,750)	$(52,485)	$(50,297)	$(37,809)
Reconciliation of adjusted profit from operations
Profit (Loss) from operations	$49,572	$23,730	$22,129	$(5,699)	$557
Adjustments
Acquisition-related costs	—	337	—	—	—
Impairment of tax credits, net of recoveries	—	(1,820)	(1,505)	9,579	—
Share-based compensation expense	3,620	2,382	617	793	11,709
Adjusted profit from operations	$53,192	$24,629	$21,241	$4,673	$12,266
Reconciliation of adjusted net income (loss) for the year
Net income (loss) for the year	$35,862	$31,620	$25,263	$13,769	$(1,301)
Adjustments
Acquisition-related costs	—	337	—	—	—
Share-based compensation expense	3,620	2,382	617	793	11,709
US settlement agreement, net	845	—	—	—	—
Adjusted net income for the year	$40,327	$34,339	$25,880	$14,562	$10,408

Calculation of adjusted diluted EPS
Adjusted net income	40,327	34,339	25,880	14,562	10,408
Diluted shares	35,413	35,013	31,867	28,884	27,288
Adjusted diluted EPS	1.14	0.98	0.81	0.50	0.38

Other data:
Adjusted gross profit	136,659	98,680	81,760	62,126	54,845
Adjusted gross profit margin percentage	42.3%	38.9%	41.0%	39.2%	42.6%
Adjusted selling, general and administrative expenses	(72,549)	(64,750)	(52,485)	(50,297)	(37,809)
Adjusted profit from operations	53,192	24,629	21,241	4,673	12,266
Adjusted profit from operations margin percentage	16.5%	9.7%	10.6%	3.0%	9.5%
Adjusted net income for the year	40,327	34,339	25,880	14,562	10,408
Adjusted net income margin percentage for the year	12.5%	13.5%	13.0%	9.2%	8.1%

Consolidated Statements of Financial Position Data

	As of December 31,
	2016	2015	2014	2013	2012

Consolidated statements of financial position data:
Cash and cash equivalents	$50,532	$36,720	$34,195	$17,051	$7,685
Investments	9,355	25,660	27,984	9,634	914
Trade receivables	54,170	45,952	40,056	34,418	27,847
Other receivables (current and non-current)	46,334	38,692	15,169	12,333	17,997
Deferred tax assets	7,691	7,983	4,881	3,117	2,588
Investment in associates	800	300	750	—	—
Other financial assets (current and non-current)	1,219	2,121	—	1,284	—
Property and equipment	35,676	25,720	19,213	14,723	10,865
Intangible assets	13,791	7,209	6,105	6,141	4,305
Goodwill	65,180	32,532	12,772	13,046	9,181
Total assets	284,748	222,889	161,125	111,747	81,382

Trade payables	5,603	4,436	5,673	8,016	3,994
Payroll and social security taxes payable	30,328	25,551	20,967	17,823	13,703
Borrowings (current and non-current)	217	548	1,285	11,795	11,782
Other financial liabilities (current and non-current)	31,826	21,285	1,308	8,763	6,537
Tax liabilities	6,249	10,225	3,446	5,190	1,440
Other liabilities and provisions	1,965	659	967	295	988
Total liabilities	76,188	62,704	33,646	51,882	38,444
Total equity and non-controlling interest	208,560	160,185	127,479	59,865	42,938
Total equity, non-controlling interest and liabilities	284,748	222,889	161,125	111,747	81,382

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

The total attrition rate among our Globers was 19.3%, 17.7% and 20.2% for the years ended December 31, 2016, 2015 and 2014, respectively. If our attrition rate were to increase, our operating efficiency and productivity may decrease. We compete for talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, among others, and there is a limited pool of individuals who have the skills and training needed to help us grow our company. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs.

If the pricing structures that we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operation.

We perform our services primarily under time-and-materials contracts (where materials costs consist of travel and out-of-pocket expenses). We charge out the services performed by our Globers under these contracts at hourly rates that are agreed to at the time the contract is entered into. The hourly rates and other pricing terms negotiated with our clients are highly dependent on the complexity of the project, the mix of staffing we anticipate using on it, internal forecasts of our operating costs and predictions of increases in those costs influenced by wage inflation and other marketplace factors. Our predictions are based on limited data and could turn out to be inaccurate. Typically, we do not have the ability to increase the hourly rates established at the outset of a client project in order to pass through to our client increases in salary costs driven by wage inflation and other marketplace factors. Because we conduct a substantial part of our operations through our operating subsidiaries located in Argentina, we are subject to the effects of wage inflation and other marketplace factors in Argentina, which have increased significantly in recent years. If increases in salary and other operating costs at our Argentine subsidiaries exceed our internal forecasts, the hourly rates established under our time-and-materials contracts might not be sufficient to recover those increased operating costs, which would make those contracts unprofitable for us, thereby adversely affecting our results of operations, financial condition and cash flows from operations.

In addition to our time-and-materials contracts, we undertake some engagements on a fixed-price basis. Revenues from our fixed-price contracts represented approximately 7.9%, 3.7% and 9.3% of total revenues for the years ended December 31, 2016, 2015 and 2014, respectively. Our pricing in a fixed-price contract is highly dependent on our assumptions and forecasts about the costs we will incur to complete the related project, which are based on limited data and could turn out to be inaccurate. Any failure by us accurately to estimate the resources and time required to complete a fixed-price contract on time and on budget or any unexpected increase in the cost of our Globers assigned to the related project, office space or materials could expose us to risks associated with cost overruns and could have a material adverse effect on our business, results of operations and financial condition. In addition, any unexpected changes in economic conditions that affect any of the foregoing assumptions and predictions could render contracts that would have been favorable to us when signed unfavorable.

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

We have experienced, and continue to experience, rapid growth in our headcount, operations and revenues, which has placed, and will continue to place, significant demands on our management and operational and financial infrastructure. Additionally, the longer-term transition in our delivery mix from Argentina-based staffing to increasingly decentralized staffing in Latin America, the United States and India has also placed additional operational and structural demands on our resources. Our future growth depends on recruiting, hiring and training technology professionals, growing our international operations, expanding our delivery capabilities, adding effective sales staff and management personnel, adding service offerings, maintaining existing clients and winning new business. Effective management of these and other growth initiatives will require us to continue to improve our infrastructure, execution standards and ability to expand services. Failure to manage growth effectively could have a material adverse effect on the quality of the execution of our engagements, our ability to attract and retain IT professionals and our business, results of operations and financial condition.

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

On September 16, 2013, the Argentine government published Regulatory Decree No. 1315/2013, which governs the implementation of the Software Promotion Law. Regulatory Decree No. 1315/2013 introduced specific requirements to qualify for the tax benefits contemplated by the Software Promotion Law. In particular, Regulatory Decree No. 1315/2013 provides that from September 17, 2014 through December 31, 2019, only those companies that are accepted for registration in the National Registry of Software Producers (Registro Nacional de Productores de Software y Servicios Informaticos) maintained by the Assistant Secretary of Technological and Productive Services (Subsecretaría de Servicios Tecnológicos y Productivos) - former Secretary of Industry (Secretaria de Industria del Ministerio de Industria)- will be entitled to participate in the benefits of the Software Promotion Law.

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

According to the abovementioned regulations, on March 14, May 21 and May 28, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A., respectively, were accepted for registration in the Special Registry of Exporters of Services.

On June 25, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A. applied for registration in the National Registry of Software Producers.

The Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of our subsidiaries as follows: (i) Sistemas Globales S.A. on March 18, 2015 and (ii) Huddle Group and IAFH Global S.A. on April 13, 2015. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which have occurred upon its date of publication in the Argentine government’s official gazette on before mentioned dates).

On May 7, 2015, Huddle Group deregistered from the National Registry of Software Producers before the Subsecretary of Industry, as the subsidiary had discontinued activities since January 1, 2015. As a result of the deregistration, Huddle Group S.A., the Argentine subsidiary of the Huddle Group, became subject to a 35% corporate income tax rate effective January 1, 2015.

Our subsidiary in Uruguay, Sistemas Globales Uruguay S.A., which is situated in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax.

Additionally, services provided by Difier are exempted from income tax in Uruguay. The exemption applies to software development services as long as they are exported and utilized abroad.

In India, under the Special Economic Zones Act of 2005, the services provided by export-oriented companies within Special Economic Zones (each a "SEZ") are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the company commenced the provision of services and 50% of such profits or gains for the five years thereafter. Companies must meet the conditions under Section 10AA of Income Tax Act to be eligible for the benefit.  Other tax benefits are also available for registered SEZ companies. Our Indian subsidiary is subject to corporate income tax at the rate of 34.61%, including surcharges. We expect our Indian subsidiary to apply for registration in the SEZ in 2017. If the Indian government changes its policies after our Indian subsidiary obtains registration in the SEZ, our business, results of operations and financial condition may be adversely affected. With the growth of our business in the SEZ, our Indian subsidiary may be required to compute its tax liability under Minimum Alternate Tax ("MAT") in future years as its tax liability under the general tax provisions may be lower compared to MAT liability.

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

We generate a significant portion of our revenues from our ten largest clients. During the years ended December 31, 2016, 2015 and 2014, our largest customers based on revenues, Southwest Airlines Co. in 2016 and Walt Disney Parks and Resorts Online in 2015 and 2014, accounted for 9.7%, 12.3% and 8.7% of our revenues, respectively. During the years ended December 31, 2016, 2015 and 2014, our ten largest clients accounted for 46.5%, 46.7% and 43.9% of our revenues, respectively.

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

We derive a significant portion of our revenues from clients located in the United States and, to a lesser extent, Europe. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. If the U.S. or European economies weaken or slow, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenues and profitability.

The new U.S. administration has called for changes to domestic and foreign policy, including but not limited to changes to existing trade agreements, import and export regulations, immigration, tariffs and customs duties, tax regulations, environmental regulations and other areas that become subject to significant changes. We cannot predict the impact, if any, the policies adopted by the new U.S. administration will have on our business. Such policies, should they occur, could result in general business interruptions, delays from difficulties in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, longer payment cycles, increased taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have a material adverse effect on our business.

The ongoing financial crisis in Europe (including concerns that certain European countries may default in payments due on their national debt) and the resulting economic uncertainty could adversely impact our operating results unless and until economic conditions in Europe improve and the prospect of national debt defaults in Europe decline. To the extent that these adverse economic conditions continue or worsen, they will likely have a negative effect on our business. In addition, if the U.K.’s recent referendum to exit from the E.U., known as Brexit, is implemented, its effects on us will depend on the resulting agreements regarding trade and travel made between the United Kingdom and European Union.

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

As of December 31, 2016, we had 68 Globers, 60 working at our delivery center located in Rosario, Argentina, who are covered by a collective bargaining agreement with the Federación Argentina de Empleados de Comercio y Servicios (“FAECYS”), which is renewed on an annual basis. In addition, our primary Argentine subsidiary is defending a lawsuit filed by FAECYS in which FAECYS is demanding the application of its collective labor agreement to unspecified categories of employees of that subsidiary. According to FAECYS’s claim, our principal Argentine subsidiary would have been required to withhold and transfer to FAECYS an amount equal to 0.5% of the gross monthly salaries of that subsidiary’s payroll from October 2006 to October 2011. Furthermore, FAECYS’ claim may be increased to cover withholdings from October 2006 through the date of a future judgment. Several Argentine technology companies are facing similar lawsuits filed by FAECYS which have been decided in favor of both the companies and FAECYS. Under Argentine law, judicial decisions only apply to the particular case at hand. There is no stare decisis and courts’ decisions are not binding on lower courts even in the same jurisdiction although they may be used as guidelines on other similar cases. See “Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” and the notes to our consolidated financial statements. If a significant additional number of our Globers were to join unions, our labor costs and our business could be negatively affected.

Our revenues are dependent on a limited number of industries, and any decrease in demand for technology services in these industries could reduce our revenues and adversely affect our results of operations.

A substantial portion of our clients are concentrated in the following industries: media and entertainment; travel and hospitality; banks, financial services and insurance; and, technology and telecommunications which industries, in the aggregate, constituted 75.0%, 72.6% and 70.0% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase technology services or to move such services in-house.

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

Due to our operating in a number of countries in Latin America, the United States, Europe and India, we are also subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, employee health safety and wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former Globers individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of noncompete and confidentiality provisions of our employees’ former employment agreements with such third parties. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

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

A key part of Globant’s strategy is to expand our delivery footprint, including by increasing the number of employees that are deployed onsite at our clients or near client locations. Therefore, we must comply with the immigration, work permit and visa laws and regulations of the countries in which we operate or plan to operate. Our future inability to obtain or renew sufficient work permits and/or visas due to the impact of these regulations, including any changes to immigration, work permit and visa regulations in jurisdictions such as the United States and Europe, could have a material adverse effect on our business, results of operations and financial condition. See “– Legal proceedings”.

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

We provide technology services that are integral to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims upon us for those damages. Although we believe that we have adequate processes in place to protect against defaults in the provisions of services, errors and omissions may occur. We currently carry errors and omissions liability coverage, of $7.5 million per event and $15 million in the aggregate, for all of the services we provide. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason including, but not limited to a client’s failure to provide insurance carrier-required documentation or a client’s failure to follow insurance carrier-required claim settlement procedures, there could be a material adverse effect on our business, results of operations and financial condition.

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

We have expanded, and may continue to expand, our operations through strategically targeted acquisitions focused on deepening our relationships with key clients, extending our technological capacities including services over platforms, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America. We completed two acquisitions in 2008, one in 2011, two in 2012, one in 2013, one in 2014, two in 2015 and three in 2016. Financing of any future acquisition could require the incurrence of indebtedness, the issuance of equity or a combination of both. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management’s attention, failure to retain key acquired personnel, unanticipated events or legal liabilities and amortization of acquired intangible assets. In addition, any client satisfaction or performance problems within an acquired business could have a material adverse impact on our company’s corporate reputation and brand. We cannot assure you that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

We have incurred significant share-based compensation expense in the past, and may in the future continue to incur share-based compensation expense, which could adversely impact our profits or the trading price of our common shares.

On July 3, 2014, our board of directors and shareholders approved and adopted the 2014 Equity Incentive Plan, which was amended by our board of directors on May 9, 2016 to increase the number of common shares that may be issued as stock awards from 1,666,667 to up to 3,666,667.

From the adoption of the plan until the date of this annual report we have granted to members of our senior management and certain other employees 30,000 stock awards, as well as options to purchase 2,220,847 common shares. Most of the options were granted with a vesting period of four years, 25% of the options becoming exercisable on each anniversary of the grant date. The remaining options were granted with a vesting period agreed with those employees. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date. Upon exercise of the option, each employee share option converts into one common share of Globant. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date).

For the years ended December 31, 2016, 2015 and 2014, we recorded $3.6, $2.4 and $0.6 million of share-based compensation expense related to these share option agreements, respectively.

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

Some of our services agreements restrict our ability to perform similar services for certain of our clients' competitors under specific circumstances. We may in the future enter into additional agreements with clients that restrict our ability to accept assignments from, or render similar services to, those clients’ customers, require us to obtain our clients’ prior written consent to provide services to their customers or restrict our ability to compete with our clients, or bid for or accept any assignment for which those clients are bidding or negotiating. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry in which we have expertise and could materially adversely affect our business, financial condition and results of operations.

Risks Related to Operating in Latin America and Argentina

 Our largest operating subsidiary is based in Argentina and we have subsidiaries in Chile, Colombia, Uruguay, Peru, Mexico and Brazil. There are significant risks to operating in those countries that should be carefully considered before making an investment decision.

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

In addition, our results of operations and financial condition are particularly sensitive to changes in the Argentine peso/U.S. dollar exchange rate because a significant part of our operations are conducted in Argentina and therefore our costs are incurred, for the most-part, in Argentine pesos, while the substantial portion of our revenues are generated outside of Argentina in U.S. dollars. Consequently, appreciation of the U.S. dollar relative to the Argentine peso, to the extent not offset by inflation in Argentina, could result in favorable variations in our operating margins and, conversely, depreciation of the U.S. dollar relative to the Argentine peso could impact our operating margins negatively.

In recent years, the Argentine peso has suffered significant devaluations against the U.S. dollar and has continued to devaluate against the U.S. dollar. As a result of this economic instability, Argentina’s foreign debt rating has been downgraded on multiple occasions based upon concerns regarding economic conditions and rising fears of increased inflationary pressures. This uncertainty may also adversely impact Argentina’s ability to attract capital.

The increasing level of inflation in Argentina has generated pressure for further depreciation of the Argentine peso. After several years of relatively moderate variations in the nominal exchange, the Argentine peso depreciated against the U.S. dollar by 14.4% in 2012, 32.5% in 2013, 31.2% in 2014, 52.1% in 2015 and 21.9% in 2016, based on the official exchange rates published by the Argentine Central Bank.

The significant restrictions on the purchase of foreign currency beginning in late 2011 gave rise to the development of an implied rate of exchange, as reflected in the quotations of Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local markets in Argentine pesos. See “— Item 4.B - Business Overview — Regulatory Overview — Foreign Exchange Controls — Argentina.” Most foreign exchange restrictions have been lifted since December 2015 and, as a result, the gap between the official rate and the implied rate derived from securities transactions has substantially decreased compared to the previous years. However, the implied rate of exchange may increase or decrease in the future. We cannot predict future fluctuations in the Argentine peso/U.S. dollar exchange rate. As a result, fluctuations in the Argentine peso against the U.S. dollar may have a material impact on the value of an investment in our common shares. Because a significant part of our operations are located in Argentina, large variations in the comparative value of the Argentine peso and the U.S. dollar may adversely affect our business.

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

A significant appreciation of the Argentine peso against the U.S. dollar could also adversely affect the Argentine economy as well as our business. Our results of operations are sensitive to changes in the Argentine peso/U.S. dollar exchange rate because the majority of our operations are conducted in Argentina and therefore our costs are incurred, for the most-part, in Argentine pesos. In the short term, a significant appreciation of the Argentine peso against the U.S. dollar would adversely affect exports and the desire of foreign companies to purchase services from Argentina. Our business is dependent to a certain extent on maintaining our labor and other costs competitive with those of companies located in other regions around the world from which technology and IT services may be purchased by clients in the United States and Europe. We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the years ended December 31, 2016 and 2015, our Argentine operating subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., entered into foreign exchange forward contracts to reduce their risk of exposure to fluctuations in foreign currency. We may in the future, as circumstances warrant, decide to enter into derivative transactions to hedge our exposure to the Argentine peso/U.S. dollar exchange rate. If we do not hedge such exposure or we do not do so effectively, an appreciation of the Argentine peso against the U.S. dollar may raise our costs, which would increase the prices of our services to our customers, which, in turn, could adversely affect our business, financial condition and results of operations.

Government intervention in the Argentine economy could adversely affect the economy and our results of operations or financial condition.

During recent years, the Argentine government has increased its level of intervention in the Argentine economy, including through the implementation of expropriation policies or nationalizations.

For example, in April 2012, the Argentine government provided for the nationalization of YPF S.A., the main Argentine oil company. In February 2014, the Argentine government and Repsol, from whom YPF was expropriated, announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares, which agreement settled the claim filed by Repsol with International Centre for Settlement of Investment Disputes (the “ICSID”). Such compensation amounted to US$5 billion, payable in the form of Argentine sovereign bonds with various maturities.

There are other examples of government intervention. In December 2012 and August 2013, the Argentine Congress established new regulations relating to domestic capital markets. Such regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the Comisión Nacional de Valores (“CNV”) to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime under certain circumstances and suspend the board of directors for a period of up to 180 days. In November, 2016, the Argentine executive branch sent a bill to the Argentine Congress  to reform the current Capital Markets Law No. 26,831 which, among other changes, proposes the abrogation of this power granted to the CNV and generally seeks to modernize the entire regulatory framework applicable to the Argentine capital market, incorporating current international practices to contribute to its development. However, as of the date of this annual report, such bill has not yet been passed.

Expropriations and other interventions by the Argentine government such as the one relating to YPF can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries and, consequently, could adversely affect our business, financial condition and results of operations.

The impact of the recent congressional and presidential elections on the future economic and political environment of Argentina is uncertain.

 Argentine presidential, congressional, municipal and state government elections were held in October 2015. Presidential elections were won by the opposing political party, led by Mauricio Macri. The president of Argentina and the Argentine Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy and, consequently, affect our results of operations or financial condition. The new administration, in office since December 10, 2015, has announced and adopted several significant economic and policy reforms:

•	Foreign Exchange Reforms: The new Argentine administration has introduced substantial changes to the foreign exchange restrictions reverting most of the measures adopted since 2011, thus providing greater flexibility and access to the foreign exchange market. On August 8, 2016, the Argentine Central Bank issued Communication “A” 6037, which substantially modified the applicable foreign exchange regulations and eliminated the access restrictions to the Argentine Single Free Foreign Exchange Market (Mercado Único y Libre de Cambios, or “FX Market” or "MULC"). In addition, on December 30, 2016, the Argentine Central Bank issued Communication “A” 6137, pursuant to which the mandatory repatriation and exchange of funds received from the export of services into Pesos through the FX Market was eliminated. See “Item 4.B — Business overview — Regulatory Overview — Foreign Exchange Controls — Argentina”.
•	Foreign Trade Reforms: The new Argentine administration eliminated or reduced export duties on several agricultural products and eliminated export duties on most industrial and mining products.
•	National Institute of Statistics and Census (Instituto Nacional de Estadísticas y Censos, or “INDEC”) Information Reforms: On January 8, 2016, based on the determination that the INDEC has failed to produce reliable statistical information, particularly with respect to the the Consumer Price Index (“CPI”), Gross Domestic Product (“GDP”), poverty and foreign trade data, the new Argentine administration declared the national statistical system and the INDEC in a state of administrative emergency through December 31, 2016. As a result, the INDEC ceased publishing certain key statistical data until a rearrangement of its technical and administrative structure is finalized. In June 2016, the INDEC resumed its publication of the CPI. As of the date of this annual report, the INDEC has begun publishing certain revised data, including GDP, foreign trade and balance of payment statistics, although it remains in a state of administrative emergency.
•	Financial Policy. The new Argentine administration has settled the majority of outstanding claims with holdout creditors and has issued sovereign bonds in the international capital markets. See “—Argentina’s ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing outside of Argentina.”
•	Electrical System State of Emergency: The Argentine administration declared a state of emergency with respect to the national electrical system, which will remain effective until December 31, 2017. Under this state of emergency, the Argentine government will be permitted to take actions designed to guarantee the supply of electricity. In this context, subsidy policies were reexamined and new electricity tariffs went into effect with varying increases depending on geographical location and consumption levels. In addition, through Resolution No. 31/2016 of the Ministry of Energy and Mining, the government announced the elimination of certain natural gas subsidies and adjustments to natural gas rated.

We can offer no assurances or predictions as to the impact that these policies or any future polices implemented by the new Argentine administration will have on the Argentine economy as a whole or on our business, results of operation or financial condition, in particular. Moreover, there is uncertainty as to which other measures announced during the presidential campaign will be actually implemented and when. Some of the measures proposed by the new Argentine administration may also generate political and social opposition, which may in turn prevent the new government from adopting such measures as proposed. In addition, political parties opposed to the new government retained a majority of the seats in the Argentine Congress in the recent elections, which will require the new government to seek political support from the opposition for its economic proposals and creates further uncertainty in the ability of the new government to pass these or other measures.

Argentina’s upcoming mid-term elections, scheduled to take place in October 2017, will renew half the seats in the country’s Chamber of Deputies (lower house) and a third of the seats in the Senate (upper house), as well as two provincial governor posts. While it is unlikely that the government coalition will overcome its current minority status in Congress, a weak performance in October may debilitate Macri’s political capital going forward and his ability to implement some of the proposed measures, as well as invigorate political and social opposition.

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

According to data published by the INDEC, the CPI increased 23.9% in 2014 and 11.9% as of October 2015 (for the first nine months of year 2015). In November 2015, the INDEC suspended the publication of the CPI. According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and by 31.4% in 2016. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 29.6% in 2015 and by 41.0% in 2016. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based on these reforms, in June 2016 the INDEC resumed its publication of the CPI. According to the INDEC, Argentina’s rate of inflation for May, June, July, August, September, October, November and December 2016 was 4.2%, 3.2%, 2.2%, 0.2%, 1.3%, 2.6%, 1.8% and 1.4%, respectively, based on the CPI. Private estimates, on average, refer to annual rates of inflation substantially in excess of those published by the INDEC. For example, opposition lawmakers in Argentina reported an inflation rate of 41%, 25.0% and 38.5% for the years ended December 31, 2016, 2015 and 2014, respectively.

Uncertainty surrounding future inflation rates may have an adverse impact for Argentina in the long-term credit market.

The INDEC implemented certain methodological reforms and adjusted certain indexes based on these reforms. The lack of accuracy in the INDEC’s indexes could result in a further decrease in confidence in Argentina’s economy, which could, in turn, have an adverse effect on our ability to access the international credit markets at market rates to finance our operations and growth. See “—The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets."

Inflation rates could escalate, and there is uncertainty regarding the effects that the measures taken, or that may be taken, by the Argentine government to control inflation could have. If inflation remains high or continues to increase, Argentina’s economy may be negatively impacted and our results of operations could be materially affected.

The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets.

Since 2007, the inflation index has been extensively discussed in the Argentine economy. The intervention of the former Argentine government in the INDEC in 2007 and the change in the way the inflation index was measured have resulted in disagreements between the former Argentine government and private consultants as to the actual annual inflation rate. The former Argentine government imposed fines on private consultants reporting inflation rates higher than the INDEC data. As a result, private consultants typically shared their data with Argentine lawmakers who opposed the previous government, who released such data from time to time. This could result in a further decrease in confidence in Argentina’s economy.

Reports published by the International Monetary Fund (“IMF”) in the past state that the IMF staff uses alternative measures of inflation to monitor macroeconomic conditions, including data produced by private sources, which have shown considerably higher inflation rates than those published by the INDEC since 2007. The IMF has also faulted Argentina for not taking sufficient remedial measures to address the quality of its official data, including inflation and GDP data, as required under the Articles of Agreement of the IMF.

In February 2014, the INDEC released a new inflation index, known as National Urban Consumer Price Index (Índice de Precios al Consumidor Nacional Urbano) that measured the prices of goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Pursuant to these calculations, such new consumer price index rose 23.9% in 2014 and 11.9% during the ten-month period ended October 31, 2015. Even though the new methodology brought inflation statistics closer to those estimated by private sources, material differences between recent official inflation data and private estimates remained during 2015.

However, during December 2015 and January 2016, the new government declared the national statistical system and the INDEC to be in a state of administrative emergency through December 31, 2016. Accordingly, the new head of the INDEC announced the temporary suspension of the publication of official data of prices, poverty, unemployment and GDP until the completion of a full review of INDEC’s policies. Shortly thereafter, the new administration released an alternative CPI index based on data from the City of Buenos Aires and the Province of San Luis. The INDEC resumed its publication of the CPI in June 2016, after implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of those reforms. The INDEC also revised GDP data from 2004 through 2015. Among other adjustments, in calculating GDP for 2004, the INDEC made changes to the composition of GDP that resulted in a negative adjustment of approximately 12% for that year. To calculate real GDP for subsequent years based on the revised 2004 GDP, the INDEC used deflators that are consistent with its revised methodology to calculate inflation. By previously understating inflation, the INDEC had overstated economic growth in real terms. The adjustments made by the INDEC lead to a determination of real GDP growth of 48.6% for the period of 2004 to 2015, as opposed to 65% growth in real terms for the same period resulting from the information used prior to June 2016. Despite these reforms, uncertainty remains as to whether official data and measurement procedures sufficiently reflect inflation in Argentina, and what effect these reforms will have on the Argentine economy.

As of the date of this annual report, the impact that these measures and any future measures taken by the new administration with respect to the INDEC will have on the Argentine economy and investors’ perception of the country cannot be predicted.

Argentina’s ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing outside of Argentina.

Argentina’s 2001 sovereign default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina’s ability to access international financing. In 2005, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the restructuring of a significant portion of the defaulted bonds that were not exchanged in the 2005 restructuring. As a result of debt exchanges carried out in 2005 and 2010, Argentina restructured approximately 93% of its defaulted debt that was eligible for restructuring. However, holdout bondholders that declined to participate in the restructuring, filed lawsuits against Argentina in several countries, including the United States. Since late 2012, rulings from courts in the United States favorable to holdout bondholders aggravated investors’ concerns regarding investment in the country.

In November 2012, the United States District Court for the Southern District of New York in re: “NML Capital, Ltd. v. Republic of Argentina”, ratified and amended the injunction order issued in February 2012, which held that Argentina violated the pari passu clause with respect to the bondholders that had not participated in the sovereign debt restructuring in 2005 and 2010. Pursuant to such ruling, Argentina was required to pay 100% of the amounts due to the plaintiffs, simultaneously with the payment of the amounts due on the next maturity date of the bonds to the bondholders who participated in the debt restructuring. In June 2014, the U.S. Supreme Court denied Argentina’s petition for a writ of certiorari of the U.S. Second Circuit Court of Appeals’ ruling affirming the U.S. District Court’s judgment. Later that month, the U.S. District Court ruled that funds deposited with the Bank of New York Mellon, the trustee which manages bond payments for Argentina's bonds issued in the 2005 and 2010 debt restructuring, should not be delivered to the holders of restructured debt in the absence of a prior agreement with the holdout bondholders (the plaintiffs in this case). In June 2015, the U.S. District Court granted partial summary judgment to a group of “me-too” plaintiffs in 36 separate lawsuits, finding that, consistent with the previous ruling of such court, Argentina violated the pari passu clause in the bonds issued to the “me-too” bondholders.

In February 2016, the new Argentine administration entered into settlement agreements with certain holdout bondholders to settle these claims, which were subject to the approval of the Argentine Congress and the lifting of the pari passu injunctions. In March 2016, after the U.S. District Court agreed to vacate the pari passu injunctions subject to certain conditions, the Argentine Congress ratified these settlement agreements through Law No. 27,249 and repealed the provisions of the so called Lock Law No. 26,017 and the Sovereign Payment Law No. 26,984, which prohibited Argentina from offering holdout bondholders more favorable terms than those offered in the 2005 and 2010 debt restructuring. In recent months, the Argentine National Government has reached settlement agreements with holders of a significant portion of the defaulted bonds and has repaid the majority of the holdout creditors with the proceeds of a US$16.5 billion international offering of 3-year, 5-year, 10-year and 30-year bonds on April 22, 2016. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.

Additionally, foreign shareholders of several Argentine companies have filed claims with the ICSID alleging that the emergency measures adopted by the Argentine National Government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. ICSID has ruled against Argentina with respect to many of these claims.

Litigation involving holdout creditors, claims with ICSID and other claims against the Argentine National Government, resulted and may result in material judgments against the government, lead to attachments of or injunctions relating to Argentina’s assets, or could cause Argentina to default under its other obligations, and such events may prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. Our ability to obtain U.S. dollar-denominated financing has been adversely impacted by these factors. During 2014, 2015 and 2016, it became increasingly difficult for Argentine companies to obtain financing in U.S. dollars, and loans in the local currency carried significantly higher interest rates. The termination of the injunctions issued by the United States courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers, and the related subsequent events, have paved the way for the Argentine National Government to regain access to the international capital markets. Nonetheless, Argentina’s ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth. In addition, Argentina’s ongoing litigation with the remaining holdout creditors as well as ICSID and other claims against the Argentine National Government, or any future defaults of its financial obligations, may prevent us from accessing the international capital markets or cause the terms of any such transactions less favorable than those provided to companies in other countries in the region, potentially impacting our financial condition.

Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on the results of our operations and on the market price of our common shares.

A continued decline in the global prices of Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth.

High commodity prices have contributed significantly to the increase in Argentine exports since 2002 as well as in governmental revenues from export taxes. However, relying on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in the prices of commodities. Since the beginning of 2015, international commodity prices of Argentina’s primary commodity exports have declined, which has had an adverse effect on Argentina’s economic growth. If international commodity prices continue to decline, the Argentine economy could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Argentina’s export revenues.

These circumstances would have a negative impact on the levels of government revenues, available foreign exchange and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economic growth and, therefore, our financial condition and results of operations.

Argentine exchange controls and restrictions on capital inflows and outflows have limited, and may continue to limit, the availability of international credit and access to capital markets, which could have a material adverse effect on our financial condition and business.

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

In December 2015, the new Argentine administration lifted several exchange control restrictions, and in August 2016, the Argentine Central Bank issued new regulations which repealed most of the restrictions for the purchase of foreign currency and the inflow and outflow of funds from Argentina, providing greater flexibility and access to the foreign exchange market. See “Information on the Company — Business Overview — Foreign Exchange Controls”.

Notwithstanding the measures adopted by the new Argentine administration, which lifted virtually all exchange and capital controls (except for the obligation of Argentine exporters of goods to repatriate to the FX Market foreign currency proceeds from exportation transactions, such as receivables relating to the exportation of goods, which shall also be settled through the FX Market), the Argentine government may impose or increase exchange controls or transfer restrictions in the future in response to capital flight or a significant depreciation of the Argentine peso. Additional controls could have a negative effect on the ability of Argentine entities to access the international credit or capital markets, the Argentine economy and our financial condition and business.

The imposition in the future of restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina.

Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Argentine Central Bank, most of which have been lifted. See “Information on the Company — Business Overview — Foreign Exchange Controls”.

Although the transfer of funds abroad by local companies in order to pay annual dividends only to foreign shareholders does not require formal approval by the Argentine Central Bank, in the past, the decrease in availability of U.S. dollars in Argentina has led the Argentine government to impose informal restrictions on certain local companies and individuals for purchasing foreign currency for the purpose of making payments abroad, such as dividends, capital reductions, and payment for importation of goods and services.

Although the new Argentine administration has lifted most of the foreign exchange restrictions providing greater flexibility and access to the foreign exchange market, the imposition of future exchange controls could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina, as the case may be, from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future. The domestic revenues of our Argentine subsidiaries (excluding intercompany revenues to other Globant subsidiaries, which are eliminated in consolidation) were $10.2 million in 2016, $7.6 million in 2015 and $4.2 million in 2014, representing 3.2%, 3.0% and 2.1% of our annual consolidated revenues, respectively.

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

The imposition in the future of regulations on proceeds from the export of services collected outside of Argentina for services rendered to non-Argentine residents or of export duties and controls could have an adverse effect on us.

In December 30, 2016, by means of Communication “A” 6137, the Argentine Central Bank eliminated the requirement to repatriate and exchange funds obtained from the exportation of services into pesos through the FX Market. Such requirement remains applicable only for exported services included in the FOB (free on board) and/or CIF (cost insurance and freight) value of exported goods (which is not applicable to the types of services exported by us). Consequently, we are not required to repatriate or exchange the foreign currency proceeds received from services rendered to non-Argentine residents outside of Argentina (which are proceeds from our exportations held in off-shore accounts, such as the collections of services fees in U.S. dollars). Additionally, the applicable regulations do not prohibit or regulate the receipt of in-kind payments by an exporter.

However, in the past, Argentine law (including Communication “A” 5264 of the Argentine Central Bank, as amended), required Argentine residents to transfer the foreign currency proceeds received for services rendered to non-Argentine residents into a local account with a domestic financial institution and to convert those proceeds into Argentine pesos through the FX Market. Argentine law does not require exporters of services to be paid only in foreign currency. During 2013, our U.S. subsidiary agreed to make payment for a portion of the services provided by our Argentine subsidiaries by delivery of U.S. dollar-denominated BODEN purchased in the U.S. debt markets (in U.S. dollars). The BODEN were then delivered to our Argentine subsidiaries as payment for a portion of the services rendered and, after being held by our Argentine subsidiaries for between, on average, 10 to 30 days, were sold in the Argentine market for Argentine pesos. Because the fair value of the BODEN based on the quoted Argentine peso price in the Argentine markets during the year ended December 31, 2013 was higher than the quoted U.S. dollar price for the BODEN in the U.S. debt markets (in U.S. dollars) converted at the official exchange rate prevailing in Argentina (which is the rate used to convert transactions in foreign currency into our Argentine subsidiaries’ functional currency), we recognized a gain when remeasuring the fair value (expressed in Argentine pesos) of the BODEN into U.S. dollars at the official exchange rate prevailing in Argentina.

During the years ended December 31, 2016, 2015 and 2014, we did not participate in any BODEN transactions in connection with payment by our U.S. subsidiary for services provided by our Argentine subsidiaries. If in the future we decide to resume those transactions, we cannot assure you that the Argentine government will not restrict exporters from receiving in-kind payment, require them to repatriate those payments received through the FX Market, or make any other legislative, judicial, or administrative changes or interpretations, any of which could have a material adverse effect on our business, results of operations and financial condition.

Transactions with bonds acquired as proceeds from the capitalization of our Argentine subsidiaries increase our exposure to fluctuations in the value of the Argentine peso, which, in turn, could have an adverse effect on our operations and the market price of our common shares. The imposition in the future of regulations on proceeds collected outside Argentina for capitalization of our Argentine subsidiaries could also have an adverse effect on us.

During the years ended December 31, 2015 and 2014, our Argentine subsidiaries, through cash received from capital contributions, acquired Argentine sovereign bonds, including BODEN and Bonos Argentinos (“BONAR”), in the U.S. market denominated in U.S. dollars.

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

We cannot assure you that the quoted price of the BODEN and/or BONAR in Argentine pesos in the Argentine markets will be higher than the quoted price in the U.S. debt markets in U.S. dollars converted at the official exchange rate prevailing in Argentina.

During the year ended December 31, 2016, we did not engage in the above described transactions. Although, as of the date of this annual report, we are not obliged to settle proceeds received from capitalizations abroad through the FX Market, if in the future we decide to make additional capital contributions to our Argentine subsidiaries, we cannot assure you that the Argentine government will not require Argentine companies to repatriate such proceeds through the FX Market, or make any other legislative, judicial, or administrative changes or interpretations, any of which could have a material adverse effect on our business, results of operations and financial condition. See note 3.18 to our audited consolidated financial statements, “Operating and Financial Review and Prospects — Results of Operations — 2016 Compared to 2015”, “Operating and Financial Review and Prospects — Results of Operations — 2015 Compared to 2014” and “Certain Income Statement Line Items — Gain on Transaction with Bonds.”

The Argentine government may order salary increases to be paid to employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to 2,875 Argentine pesos, effective as of February 2013. The Argentine government increased the minimum salary to 3,300 Argentine pesos in August 2013, to 3,600 Argentine pesos in January 2014, to 4,400 Argentine pesos in September 2014, to 4,716 Argentine pesos in January 2015, to 5,588 Argentine pesos in August 2015, to 6,060 Argentine pesos in January 2016, to 6,810 Argentine pesos in June 2016 and 7,560 Argentine pesos in September 2016. Recently, the INDEC published data regarding the evolution of salaries in the private and public sectors, which reflects approximately 32,91% and 32,58% salary increase in the private and public sectors, respectively, for the period from November 2015 through December 2016.

Due to high levels of inflation and full employment in the high tech industry, we expect to raise salaries in line with the market. During the year ended December 31, 2016, labor unions agreed with employers´ associations on annual salary increases between 27% and 37%. If future salary increases in the Argentine peso exceed the pace of the devaluation of the Argentine peso, such salary increases could have a material and adverse effect on our expenses and business, results of operations and financial condition and, thus, on the trading prices for our common shares.

Our operating cash flows may be adversely affected if there is a delay in obtaining reimbursement of value-added tax credits from AFIP.

In 2016, our Argentine operating subsidiary IAFH Global S.A. has recognized an aggregate of $5.7 million in value-added tax credits. These tax credits may be monetized by way of cash reimbursement from AFIP. Obtaining this cash reimbursement requires submission of a written request to AFIP, which is subject to its approval. In the event that AFIP delays its approval of the request for reimbursement of these value-added tax credits, our ability to monetize the value of those credits would be delayed, which could adversely affect the timing of our cash flows from operations.

Changes in Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows.

 In 2012, the Argentine government terminated the application of the treaties for the avoidance of double taxation that were in force with the Republic of Chile and Spain. As a result of the termination of the double taxation treaties in force with Spain and the Republic of Chile, as well as the decision to end the provisional application of the double taxation treaty in force with Switzerland, the exemption from the personal assets tax that was available pursuant to those treaties for shares and other equity interests in local companies owned by Chilean, Spanish or Swiss residents are no longer applicable after each of the corresponding dates of termination. New double taxation treaties with Chile, Switzerland and Spain do not include a similar exemption. A new treaty with Spain entered into force on December 23, 2013 and applied retroactively from January 1, 2013. This treaty replaces the previous double taxation treaty between Argentina and Spain that was terminated on July 16, 2012. According to the new treaty, the tax applicable on dividends distributed by our Argentine Subsidiaries to the Spanish Holdco, in excess of their cumulative taxable income (so called "Equalization Tax") could be limited to10% on the gross amount of dividends distributed and income tax withholding on financial interest could be limited to 12%.

On March 20, 2014, Argentina and Switzerland executed a double taxation treaty that entered into force on November 27, 2015.

On May 15, 2015, Argentina and Chile signed a new treaty to avoid double taxation. On September 7, 2016, the Argentine Congress approved the aforementioned treaty, which was published in the Argentine government's official gazette on September 30, 2016 and became effective on January 1, 2017.

On September 23, 2013, Argentine Law No. 26,893 amending the income tax law was enacted. According to the amendments, the distribution of dividends by Argentine companies were subject to withholding tax at a rate of 10% unless dividends are distributed to Argentine corporate entities, and the sale, exchange or disposition of shares and other securities not trading in, or listed on, capital markets and securities exchanges is subject to withholding tax at a rate of 13.5% over the gross amount or 15% over the net amount when gains are recognized by any Argentine resident individual or foreign beneficiary. However, a procedure has not been enacted to calculate the 15% over the net amount, thus, in practice, the 13.5% rate is normally applied.

On July 22, 2016, Argentina published Law No. 27,260 in the Argentine government's official gazette, which makes significant changes to the Argentine tax laws and establishes new tax regimes. The law was enacted on July 21, 2016. Under this law, the Argentine Government established the “Voluntary and extraordinary disclosure regime of national and foreign currency holding and other assets, within Argentina and abroad” (Tax Amnesty) and a moratorium for tax, social security and customs obligations.

Additionally the 10% withholding established by Law No. 26,893 that was applied by companies on the distribution of dividends and profits was abrogated and compliant taxpayer obtained the exemption from personal assets tax payable by Argentine resident companies as a substitute taxpayer on the participation held by their shareholders. The exemption is applicable until December 31, 2019.

Exposure to multiple provincial and municipal legislation and regulations could adversely affect our business or results of operations.

Argentina is a federal country with 23 provinces and one autonomous city (City of Buenos Aires), each of which, under the Argentine national constitution, has full power to enact legislation concerning taxes and other matters. Likewise, within each province, municipal governments have broad powers to regulate such matters. Due to the fact that our delivery centers are located in multiple provinces, we are also subject to multiple provincial and municipal legislation and regulations. Although we have not experienced any material adverse effects from this, future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters may adversely affect our business or results of operations.

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

We believe that we will not be a PFIC for U.S. federal income tax purposes for our current taxable year and do not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Because we have valued goodwill based on the market value of our equity for purposes of taxation, a decrease in the price of our common shares may also result in us becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we spend the cash. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we were treated as a PFIC for any taxable year during which a U.S. investor held common shares, certain adverse tax consequences could apply to such U.S. investor. See “Additional Information — Taxation — U.S. Federal Income Tax Considerations — Passive foreign investment company rules.”

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

As of March 20, 2017, our directors and executive officers, entities affiliated with them and greater than 5% shareholders, beneficially own approximately 58.98% of our outstanding common shares, of which 1.17% represents common shares subject to options currently exercisable and options exercisable within 60 days of March 20, 2017. As a result, these shareholders continue to have substantial control over us and be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies. This concentration of influence could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders. For example, our officers, directors and principal shareholders could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders. In addition, this significant concentration of share ownership may adversely affect the trading price of our common shares because investors often perceive disadvantages in owning shares in companies with principal shareholders.

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure, and other requirements applicable to public companies in the United States promulgated by the U.S. government, NYSE or other relevant regulatory authority.

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new SEC regulations and NYSE listing guidelines. These laws, regulations and guidelines may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, our efforts to comply with certain sections of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and the related regulations regarding required assessment of internal controls over financial reporting and our external auditor’s audit of that assessment requires the commitment of significant financial and managerial resources. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

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

As a public company, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404, which will require management assessments and certifications of the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remedy in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. In addition, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting but may not be able or willing to issue an unqualified report. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of remediation actions and testing or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy.

If we are unable to conclude that we have effective internal control over financial reporting, our independent auditors are unable to provide us with an unqualified report as required by Section 404, or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

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

We are a holding company and our subsidiaries conduct all of our operations. We have no relevant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by covenants in our or their financing agreements or by the law of their respective jurisdictions of incorporation. If we are unable to obtain funds from our subsidiaries, we will be unable to distribute dividends. We do not intend to seek to obtain funds from other sources to pay dividends. See “— Risks Related to Operating in Latin America and Argentina — Argentina — The imposition in the future of restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina.”

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

Under Luxembourg Corporate Law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, in accordance with Luxembourg law, our articles of association authorize our board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by Luxembourg law to the extent our board deems such suppression, waiver or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including a premium). This authorization is valid from the date of the publication in the Luxembourg official gazette (Mémorial C Recueil des Sociétés et Associations) of the decision of the extraordinary general meeting of shareholders held on May 6, 2016, which publication occurred on July 21, 2016, and ends on July 21, 2021. In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with Luxembourg Corporate Law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

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

Since our inception, we have benefited from strong organic growth and have built a blue chip client base comprised of leading global companies. Over that same period, we have expanded our network of locations from one to 35. In addition, we have garnered several awards and recognition from organizations such as Endeavor, the IDC MarketScape, Global Services, the International Association of Outsourcing Professionals, and Fast Company, and we have been the subject of business-school case studies on entrepreneurship at the Massachusetts Institute of Technology, Harvard University and Stanford University in conjunction with the World Economic Forum.

In 2006, we started working with Google. We were chosen due to our cultural affinity and innovation. While our growth has largely been organic, since 2008 we have made twelve complementary acquisitions. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America.

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

In July 2014, we closed the initial public offering of our common shares in the United States.

In October 2014, we acquired 100% of the capital stock of BlueStar Holdings.

In April 2015, we closed a follow-on secondary offering of our common shares in the United States through which certain selling shareholders sold 3,994,390 common shares previously held by them. In July 2015, we closed another follow-on secondary offering in the United States through which certain selling shareholders sold 4,025,000 common shares previously held by them.

In May 2015, we acquired Clarice which allowed us to establish our presence in India.

Also, in 2015, we launched new Studios to complement our offerings, including one focused on Cognitive Computing, and we incorporated a complementary approach to build digital journeys fast and in an innovative manner though: our service-over-platform offering.

During 2016 we introduced a new model that intends to reshape our go-to-market strategy to scale our company in the coming years, called 50 Squared. The main goal of this new approach is to focus our team in the top 50 high potential accounts that have the capacity to grow exponentially over time. To do so, we have appointed our most senior people from Sales, Technology and Operations to lead these teams and take our company to the next level. This account focus has become the most important pillar of our go-to-market strategy and every account within Globant now has the goal to become part of this program.

In May 2016, we acquired We Are London Limited (“WAE UK”) and We Are Experience, Inc. (“WAE US”) (jointly, WAE UK and WAE US are “WAE”). The purpose of these acquisitions was related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of WAE.

In August 2016, we applied to the Luxembourg Stock Exchange for listing on the Official List of the Luxembourg Stock Exchange (“Lux SE”) and for the admission to trading on its regulated market of our common shares. Our shares began trading on the Lux SE on August 11, 2016.

In November 2016, we entered into a stock purchase agreement with 3Cinteractive corp. (“3C”) to purchase the 100% of the capital stock of Difier, a Uruguayan company. At the same time, we signed a consulting services agreement to provide software development services to 3C for a term of four years.

During the same month, we acquired 100% of L4 Mobile, LLC (“L4”). The purpose of this acquisition was related to strengthening our leading position in the digital services space and expanding our capabilities in the United States.

On February 28, 2017, we acquired 100% of the shares of Ratio Cypress, LLC (“Ratio”), a limited liability company organized and existing under the laws of the State of Washington in the United States. Ratio offers design, development and quality assurance services necessary to build and manage robust digital products and video streaming solutions for major media companies.

Corporate Information

Our head corporate offices are located at 37A, avenue J.F. Kennedy, L-1855 Luxembourg and our telephone number is + 352 20 30 15 96. We maintain a website at http://www.globant.com. Our website and the information accessible through it are not incorporated into this annual report.

B. Business overview

Overview

We are a digitally native technology services company. We dream and build digital journeys that matter to millions of users. We are the place where engineering, innovation and design meet scale. We help our clients transform their businesses through digital. Our principal operating subsidiary is based in Buenos Aires, Argentina. For the year ended December 31, 2016, 80.8% of our revenues were generated by clients in North America, 9.7% in Latin America, 0.4% in Asia and 9.1% in Europe, including many leading global companies.

Since the volcano-like explosion of new technologies, a new way to connect with consumers started to arise. It’s a way that is not driven by pushing messages through traditional channels like TV or radio, or just transacting online with users via platforms. It’s about making them become part of a digital journeys that starts long before the consumer needs to interact with the brand. These kinds of ecosystems exceed the creation of a website, an app or even a unified omnichannel experience. They are relevant in every touch point and creates an emotional connection with users. We are talking about building memorable experiences that are personalized, time sensitive, and context and location aware.

We seek to deliver the optimal blend of engineering, design, and innovation to harness the potential of emerging technologies for our clients. While engineering is central to information technology, only by combining strong engineering capabilities with creativity and agility can we deliver innovative solutions that enhance end-user experiences while meeting our clients’ business needs.

We take a dive into our customers industry, culture, challenges and goals in order to understand their business.The harmonious integration between future trends and existing IT, infrastructure, services and applications is a critical enabler of any Digital Transformation process.

Our Globers are our most valuable asset. As of December 31, 2016, we had 5,631 Globers and 35 locations across 27 cities in Argentina, Uruguay, Chile, Colombia, Brazil, Mexico, Peru, Europe and the United States, supported by four client management locations in the United States, and one client management location in each of United Kingdom, Colombia, Uruguay, Argentina and Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across the world provide us with the ability to attract and retain well-educated and talented professionals. We are culturally similar to our clients and we function in multiple time zones. We believe that these characteristics have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

For the year ended December 31, 2016, 80.8%, 10.1% and 9.1% of our revenues were generated by clients in North America, Latin America and Asia, and Europe, respectively. Our clients include companies such as Google, Electronic Arts, Southwest Airlines Co. and Walt Disney Parks and Resorts Online, each of which was among our top ten clients by revenues for at least one Studio in the year ended December 31, 2016. 91.7% of our revenues for 2016 were attributable to repeat clients who had used our services in the prior year. We believe our success in building our attractive client base in the most sophisticated and competitive markets for IT services demonstrates the superior value proposition of our offering and the quality of our execution as well as our culture of innovation and entrepreneurial spirit.

Our revenues increased from $199.6 million for 2014 to $322.9 million for 2016, representing a Compound Annual Growth Rate ("CAGR") of 27.2% over the two-year period. Our revenues for 2016 increased by 27.2% to $322.9 million, from $253.8 million for 2015. Our net income for 2016 was $35.9 million, compared to a net income of $31.6 million for 2015. The $4.3 million increase in net income from 2015 to 2016 was primarily driven by strong revenue growth and improved operating margins during the year. In 2014, 2015 and 2016, we made several acquisitions to enhance our strategic capabilities, none of which contributed a material amount to our revenues in the year the acquisition was made. See “Information on the Company — History and Development of the Company.”

Our Industry

Over the last several years, a number of technologies have emerged to revolutionize the way end users interact with technology, reshape businesses and change the competitive landscapes for organizations. The proliferation and accelerated adoption of technologies like artificial intelligence, machine learning, virtual reality, cloud computing and related market trends including the focus on omnirelevant experiences, automation of processes and the consumerization of information technology are leading this transformation.

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

We believe that these changes are resulting in a paradigm shift in the technology services industry and are creating a demand for service providers that possess a deep understanding of how to create digital journeys that leverage the following emerging technologies and related market trends:

Tech Trends

•	Artificial Intelligence (AI), Deep Learning and Machine Learning encompasse a set of technologies that have advanced exponentially in recent years, blurring the line between fantasy and reality and creating an unparalleled market opportunity for whomever can bring the technology to eager consumers.
•	Cloud everything. Cloud computing is a model for consuming and delivering business and consumer products and services, using Internet-based computing, storage and connectivity technology to house content distributed to an increasing variety of devices. This trend foster the development of new applications and devices that can access cloud-based software.
•	Natural Language processing (NLP) allows more apps to be controlled by voice, reshaping the way companies think their user experiences, and pushing the no interface approach. This also allows more apps to control connected about homes as well functionality on our cars.
•	Virtual Reality and Augmented Reality experiences will be expanded to involve more sensors, going from a visual and sound experience to include touch, smell - covering most of our senses. These technologies have started and will continue to be used by more industries, ranging from entertainment to healthcare.
•	Blockchain technology has been used in finance for some time. A blockchain is a distributed database in which information are listed sequentially in “blocks.” This helps prevent the tampering of data and promises increased trust and less business friction by offering transparent access to the chain. Several industries including gaming, music distribution, title registry, and identity verification, are already starting to leverage this technology in initiatives that are likely to see the light during 2018.

•	Big data & fast data refers to the proliferation of data that enterprises are experiencing is driving demand for enhanced business analytics to enable them to identify patterns instantly, gain deeper insights into their customers and operations, and make better decisions.

Market Trends

•	Omnirelevant experiences are now the focus of companies when planning their digital transformations. Focusing on relevance and quality of user interaction over quantity of touch points is at the heart of an effective digital strategy. This requires consumer-centric thinking from the outset. It means being aware of the moments that impact their customer and taking action throughout their digital journey while taking into consideration five key elements: harmony, familiar security, contextual content, sensory and surprise.
•	Emotional engagement is at the center of the discussion. Consumers are interested in having trusting relationships with brands and these require emotional intimacy at every step of the journey. Personalization, as an example, triggers a sense of familiarity making the user feel individualized while transacting through a system.
•	Automation continues to be in surge as many industries create technology to handle repetitive tasks. This is affecting traditional production tasks as well as digital ones such as for marketing and analysis purposes. For example, the use of machine learning allows for anomalies to be detected without the need of human intervention. Companies will continue to find ways to improve efficiency by automating their processes.
•	Consumerization of Information Technology increases as consumers continue to adopt emerging technologies into their personal lives, and come to expect the same experience, communication and features from business applications. Employees and enterprises are leveraging tools that originated in the consumer world to communicate, collaborate and share knowledge in the workplace, as well as with clients.
•	Chat and business bots are software programs that include AI components to interact with people over messaging apps. They have been used for practical purposes such as customer service or information acquisition, but businesses are beginning to see that they can be leveraged to incite conversations that deliver personalized and meaningful content to their customers at scale.

Our Approach

At Globant, we dream and build digital journeys that matter to millions of users. These kinds of digital journeys exceed the creation of a website, an app or even a unified omnichannel experience. It involves the creation of a deeper relationship with the users by delivering memorable experiences that are personalized, time sensitive, and context and location aware. It's what we call an omnirelevant experience.

To create digital journeys, we bring together engineering, innovation, and design by implementing an ecosystem composed of two pillars:

Stay Relevant: Our thought leaders help our customers stay relevant within their industries by creating and publishing researches, organizing SME gatherings, and participating in webinars and conferences, among other initiatives.

Build to Discover: We believe that the optimal digital journey will not be discovered in the beginning, it will be discovered in the making. To create digital journeys, we start building the products so that we can receive feedback in a rapid way to then readapt and evolve. This model allows us to solve problems, frictions in the experience, one at a time, and then, from real feedback, tie “solutions” together as moments in a journey. Each iteration would refine the moments and strengthen the overall results. This approach means that our Build process is so interlaced with our Discover process, that it feels like one, where tactical execution and strategic design thinking meet every day. We learn and adapt as we build the experiences, that's why the two activities are interlaced and simultaneous. Build to Discover boosts our client’s software development capabilities, at the same time as designing the next generation of customer and employee experience. We do this by leveraging 3 key pillars: our Studios, Agile Pods Model and Services over Platforms.

Studios:

Our Studio model is an effective way of organizing our company, fostering creativity and innovation while allowing us to build, enhance and consolidate expertise in emerging technologies. Each Studio has specific domain knowledge and delivers tailored solutions focused on specific technology challenges. This method of delivery is the foundation of our services offering and of our success. Our Studios allow us to create capacity in every emerging technology. The Studios are: Consumer Experience; Gaming; Big Data; Quality Engineering; Enterprise Consumerization; UX Design; Mobile; Cloud Ops; Wearables & Internet of Things; Continuous Evolution; Digital Content and Cognitive Computing. Our Studio model allows us to optimize our expertise in emerging technologies and related market trends for our clients across a variety of industries.

Service Over Platforms:

Services over Platforms (“SoP”) is a new concept for the services industry that aims to help us deliver digital journeys in more rapid manner. SoP stands between two main traditional offerings: Software as a Service (“SaaS”) companies and IT service providers. SaaS offers software products that can be used fast and easily by its customers, but it lacks the power of customization, so users have to adapt to it instead of the software evolving to adjust to their needs. IT service providers have the ability to produce a fully customized product, but does not leverage many platforms to propel their growth.

Within SoP, we provide specific platforms as a starting point, and then customize them to the specific need of the customers using our services force. We price this service in the same way SaaS companies do: cost per transaction, cost per user or cost per month according to each platform.

Agile Pods Methodology:

At Globant, we provide a unique software product design and development model, known as the Agile Pod model. Agile Pods align between business and technology teams, driven by a culture of self-regulated teamwork and collaboration across skills, partners and country borders.

Leveraged across divisions, Agile Pods are dedicated to mature emerging technologies and market trends, and provide a constant influx of mature talent and solutions that create intellectual property for our clients. They are self-organized teams that work to meet creative and production goals, make technology decisions and reduce risk. These teams are fully responsible for creating solutions, building and sustaining features, products or platforms.

In addition, savings are delivered to clients due to sustained productivity boosts as Agile Pods begin to operate at a higher maturity level. We ensure consistency, accountability, and replicability by having Agile Pods follow a well defined set of maturity criteria. Maturity models describe stages of growth and development towards increased maturity, quality, velocity, and autonomy. Each level acts as a foundation for the next and lays out a path for learning and growth. As Agile Pods evolve, they are equipped with the understanding and tools to accomplish goals more effectively.

Associated metrics guide improvement efforts and generate quantitative and qualitative insights to inform iterative design and planning decisions.

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

Innovation

Innovation is at the heart of our culture, so it is critical that each and every one of our Globers be an innovator. In addition to offering a flexible and collaborative work environment, we also actively seek to build the capabilities required to sustain innovation through several ongoing processes and initiatives including:

•	Ideation sessions — At the outset of a client project, we frequently crowdsource ideas by organizing an ideation session to solve our client’s needs. We typically open ideation sessions to all Globers to maximize idea generation and capture the technology expertise found in each of our Studios. We believe that our ideation sessions help break down silos, facilitate the sharing of knowledge and insights, and stimulate innovative thinking.
•	Globant Labs — To help Globers stay ahead of the technology curve, we provide them with the freedom to explore and test new ideas and technologies in our Globant Labs — such as robotics, bioinformatics, virtual worlds, tangible interfaces and augmented reality that could eventually be useful to our existing and prospective clients.
•	Think Big Sessions — We encourage Globers to participate in flip-thinking events. These are open gatherings on topics related to creativity, innovation and technology to which we invite thought leaders from the sciences, the arts, industry and technology. We believe flip-thinking contributes to our Globers’ ability to think intuitively and creatively when solving problems.
•	Hackathons are events to which we invite programmers, designers and engineers from Globant and outside Globant, to collaborate intensively on a technology challenge. Our hackathons are typically focused on a particular programming language, software technology or practice. Hackathons provide attendees the opportunity to learn, try out new ideas and collaborate with other people in a highly energized, idea-generative environment.
•	Premier League — Our Premier League is an elite team of Globers, whose mission is to foster innovation by cross-pollinating their deep knowledge of emerging technologies and related market trends across our Studios and among our Globers. Our Premier League is comprised of our senior-most subject matter experts who are recognized as “gurus” in their respective domains of expertise. Approximately one percent of our Globers are members of our Premier League.

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

Competitive Strengths

We believe the following strengths differentiate Globant and create the foundation for continued rapid growth in revenues and profitability:

Ability to dream and build digital journeys that matter to millions of users

Since the volcano-like explosion of new technologies, a new way to connect with consumers started to arise. It’s a way that is not driven by pushing messages through traditional channels like TV or radio, or just transacting online with users via platforms. It’s about making them become part of a digital journeys that starts long before the consumer needs to interact with the brand. These kinds of ecosystems exceed the creation of a website, an app or even a unified omnichannel experience. They are relevant in every touch point and creates an emotional connection with users. We are talking about building memorable experiences that are personalized, time sensitive, and context and location aware.

At Globant, we dream and build digital journeys that matter to millions of users. These kinds of digital journeys exceed the creation of a website, an app or even a unified omnichannel experience. It involves the creation of a deeper relationship with the users by delivering memorable experiences that are personalized, time sensitive, and context and location aware. It's what we call an omnirelevant experience.

We seek to deliver the optimal blend of engineering, design, and innovation to harness the potential of emerging technologies for our clients. While engineering is central to information technology, only by combining strong engineering capabilities with creativity and agility can we deliver innovative solutions that enhance end-user experiences while meeting our clients’ business needs.

We take a dive into our customers industry, culture, challenges and goals in order to understand their business.The harmonious integration between future trends and existing IT, infrastructure, services and applications is a critical enabler of any Digital Transformation process.

Deep domain expertise in emerging technologies and related market trends

We have developed strong core competencies in emerging technologies and practices such as mobility, social media, big data, cognitive computing, wearables, Internet of Things and cloud computing. We have a deep understanding of market trends, including the focus on omnirelevant experiences, automation of processes, user experience, wearables, Internet of Things, Cognitive Computing and open collaboration. Our areas of expertise are organized in Studios, which we believe provide us with a strong competitive advantage and allow us to leverage prior experiences to deliver superior software solutions to clients.

Long-term relationships with blue chip clients

We have built a roster of blue chip clients such as Google, Electronic Arts, Southwest Airlines Co. and Walt Disney Parks and Resorts Online, many of which themselves are at the forefront of emerging technologies. In particular, we have been working with Disney and Electronic Arts for more than seven and nine years, respectively. We believe that our success in developing these client relationships reflects the innovative and high value-added services that we provide along with our ability to positively impact our clients’ business. Our relationships with these enterprises provides us with an opportunity to access large IT, research and development and marketing budgets. These relationships have driven our growth and have enabled us to engage with new clients.

Global delivery with access to deep talent pool

As of December 31, 2016, we provided our services through a network of 35 offices in 27 cities throughout twelve countries. Our delivery locations are in Buenos Aires, Tandil, Rosario, Tucumán, Mendoza, Córdoba, Resistencia, Bahía Blanca, Mar del Plata and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín, Colombia; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; Santiago, Chile; Pune and Bangalore, India; Madrid, Spain; London, UK; and San Francisco, New York and Seattle in the United States. We also have client management locations in the United States (Boston, New York, Orlando and San Francisco), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). The main administrative offices of our principal subsidiary (which also include a delivery center) are located in Buenos Aires. All of our facilities (with the exceptions of Tucumán and Bahía Blanca) are leased. We also have two offices under construction in Buenos Aires and La Plata.

Latin America has an abundant talent pool of individuals skilled in IT. Over 300,000 engineering and technology students have graduated annually from 2010 – 2014 from universities in Latin America and the Caribbean region according to The Science and Technology Indicator Network (Red de Indicadores de Ciencia y Tecnología), a research organization that tracks science and technology indicators in the region. Latin America’s talent pool (including Mexico, Brazil, Argentina, Colombia and Uruguay) is composed of approximately 1,000,000 professionals according to SmartPlanet and NearshoreAmericas. Our highly skilled Globers come from leading universities in the regions where our delivery centers are located. Among our surveyed Globers, approximately 95.0% have obtained a university degree or are enrolled in a university while they are employed by our company, approximately 3.2% have obtained a graduate level degree, and many have specialized industry credentials or licensing, including in Systems Engineering, Electronic Engineering, Computer Science, Information Systems Administration, Business Administration and Graphic and Web Design. Our time zone and cultural similarity have helped us build solid relationships with our clients in the United States and Europe and differentiate us on projects that require a high degree of client collaboration.

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

Highly experienced management team

Our management team is comprised of seasoned industry professionals with global experience. Our management sets the vision and strategic direction for Globant and drives our growth and entrepreneurial culture. On average, the members of our senior management team have 18 years of experience in the technology industry giving them a comprehensive understanding of the industry as well as insight into emerging technologies and practices and opportunities for strategic expansion.

Strategy

We seek to be a leading provider of software that appeals and connects emotionally with millions of consumers. The key elements of Globant’s strategy for achieving this objective are as follows:

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

Attract, train and retain top quality talent

We place a high priority on recruiting, training, and retaining employees, which we believe is integral to our continued ability to meet the challenges of the most complex software development assignments. In doing so, we seek to decentralize our delivery centers by opening centers in locations that may not have developed IT services markets but can provide professionals with the caliber of technical training and experience that we seek. Globant offers highly attractive career opportunities to individuals who might otherwise have had to relocate to larger IT markets. We will continue to develop our scalable human capital platform by implementing resource planning and staffing systems and by attracting, training and developing high-quality professionals, strengthen our relationships with leading universities in different countries, and help universities better prepare graduates for work in our industry. We have agreements to teach, provide internships, and interact on various initiatives with the several universities in Argentina, Colombia, Uruguay, Mexico, Brazil and India.

Selectively pursue strategic acquisitions

Building on our track record of successfully acquiring and integrating complementary companies, we will continue to selectively pursue strategic acquisition opportunities that deepen our relationship with key clients, extend our technology capabilities, broaden our service offerings and expand the geographic footprint of our delivery centers, including beyond Latin America, in order to enhance our ability to serve our clients. Our acquisitions of WAE in May 2016, Difier and L4 in November 2016, illustrate our commitment to this strategy.

Our Services

To create digital journeys, we bring together engineering, innovation, and design by implementing an ecosystem composed of two pillars:

Stay Relevant: Our thought leaders help our customers stay relevant within their industries by creating and publishing researches, organizing SME gatherings, and participating in webinars and conferences, among other initiatives.

Build to Discover: We believe that the optimal digital journey will not be discovered in the beginning, it will be discovered in the making. To create digital journeys, we start building the products so that we can receive feedback in a rapid way to then readapt and evolve. This model allows us to solve problems, frictions in the experience, one at a time, and then, from real feedback, tie “solutions” together as moments in a journey. Each iteration would refine the moments and strengthen the overall results. This approach means that our Build process is so interlaced with our Discover process, that it feels like one, where tactical execution and strategic design thinking meet every day. We learn and adapt as we build the experiences, that's why the two activities are interlaced and simultaneous. Build to Discover boosts our client’s software development capabilities, at the same time as designing the next generation of customer and employee experience. We do this by leveraging three key pillars: our Studios, Agile Pods Model and Services over Platforms.

•	Studios: Our Studios are deep pockets of expertise created in order to foster creativity and innovation by focusing on a specific domain of knowledge.

•	Agile Pods: Agile Pods are cross-functional and multidisciplinary teams that bring together design and engineering in order to deliver the right products. Pods are measured according to four variables: innovation, velocity, quality, and autonomy. We encourage pods to mature over time to become more aligned with our customers’ needs.

•	Services Over Platforms: Our experience building software products allowed us to put together a set of platforms designed to help create digital journeys in an agile and innovative manner. These products have the flexibility to adapt to the client’s needs as we provide microservices to compliment them.

Studios

Our approach to create software that appeals and connects emotionally with millions of consumers, revolves around our Studios as compared to traditional IT services companies that are primarily organized around industry verticals. We believe our Studio model is an effective way of organizing our company into smaller operating units, fostering creativity and innovation while allowing us to build, enhance and consolidate expertise in emerging technologies. Each Studio has specific domain knowledge and delivers tailored solutions focused on specific technology challenges. This method of delivery is the foundation of our services offering and, we believe, of our success.

Our Studios are as follows:

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

Consumer Experience

The online consumer experience has become critical to the success of most businesses today. Companies must engage and retain the most demanding online users.

We create innovative, scalable and appealing internet-based solutions that enhance the end-user’s online experience. By combining our engineering capabilities with our experience in innovation and architecture design, we are able to produce scalable and appealing business-to-consumer online destinations for global audiences, enabling end-users to both interact and transact better, faster and more intuitively.

Our API Management provides a platform for the digital representation of the company and our Seamless Digital Journey practice provides the strategy and technology needed to help companies deliver a seamless multi-platform experience. We assure security, performance, scalability, and availability by integrating our suite of e-commerce solutions as needed.

The portfolio of services we provide through our Consumer Experience Studio is focused on the integrated delivery of:

•	API management;
◦	E-commerce solutions; and
◦	Seamless Digital Journey.

Gaming

Our Gaming Studio focuses on bringing interactive experiences to life. Through the use of storytelling mechanics, state of the art graphics, and game design we craft gaming worlds that are immersive and alive. We specialize in co-development for the AAA gaming industry, contributing in the design and development of world-class games, along with social and digital platforms that function across consoles, PCs, the web and mobile channels. In addition, we use our experience in gaming to help clients outside the industry adopt gamification tools and drivers in order to increase adoption, retention and conversion of their software tools, and streamline their processes by creating better user experiences.

Through early prototyping, game design, balancing, concept art, asset creation, 3D art and engineering, our teams are experts in bringing a vision to life, be it on a next generation console, a PC, a mobile device or a browser.

The portfolio of services we provide through our Gaming Studio includes:

•	Co-Development for AAA games;
•	Full SKU Game engineering;
•	Graphics Engineering;
•	eSports platforms;
•	VR/AR development;
•	Gaming experience; and
•	Digital platform services.

Big Data

Our Big Data Studio provides our clients with a competitive advantage by using technology to unlock the true value of data to create meaningful, actionable and timely business insights.

In our Big Data Studio, we break down internal data silos that have different data structures, velocities and volumes, and enriching that data with external sources, creating a scalable Enterprise Data Platform that will arise as the single version of the truth, democratizing the data and fostering organizational changes that will lead towards a data-driven culture.

Our Data Engineers combine data, business processes and state-of-the-art IT tools and algorithms that enables businesses to engage in a deeper, interactive and more meaningful conversation with their data, using visual discovery techniques to reveal hidden patterns and trends and obtain relevant and useful business insights for decision-making purposes.

The portfolio of services we provide through our Big Data Studio includes:

•	Data integration;
•	Data architecture;
•	Scalable platforms;
•	Blockchain;
•	Data visualization; and
•	Data science.

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

Enterprise Consumerization

Our Enterprise Consumerization Studio designs and builds enterprise solutions that enable organizations to focus on their employees as individual consumers. We help provide new innovative experiences to workers to enable them to achieve the company's’ business objectives.

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

The portfolio of services we provide through our Enterprise Consumerization Studio includes:

•	Enterprise operations;
•	Collaboration solutions;
•	Force.com & Cloud development; and
•	Talent management.

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

Mobile

Our Mobile Studio develops mobile product lines or mobility extensions for web-based products, using the latest tools and frameworks on all native platforms. From the inception of our clients’ concept for a mobile product, we help them establish and improve their presence in the mobile space. Our approach blends product managers, user experience designers, highly skilled developers and trained business analysts to build software solutions tailored to each mobile platform, using agile development methodologies to deliver products in this rapidly evolving market.

The portfolio of services we provide through our Mobile Studio includes:

•	Native development;
•	Product development; and
•	Enterprise mobility.

Cloud Ops

Our Cloud Studio combines cloud technologies, Continuous Integration and Continuous Delivery's practices and our other capabilities to enable new and more efficient way of doing business.

Cloud and DevOps are independent strategies from each other, but work mutually to reinforce and deliver business value strategies. Cloud and DevOps have evolved in response to three fundamental transformations:

The portfolio of services we provide through our Cloud Ops Studio includes:

•	Cloud;
•	DevOps;
•	Managed Services for Cloud and DevOps

Wearables and Internet of Things

At the intersection of electronics, programming, and industrial design, our Wearables & Internet of Things Studio brings to life technology solutions for connected lifestyle.

Thanks to the steady advances in microelectronics, digital fabrication and cloud computing technology, everyday objects are becoming connected and “smart.” Our Studio defines how these objects will interact between each other and with our customers in order to make our lives better. With the products developed in this Studio, we are able to gather information about behavior, activities and sensor collected data, and then process all that information to develop new products and services.

Our practices include:

•	Wearable application usability and design
•	Hardware integration
•	Data design and management
•	Native wearable and embedded development.

We created the first fast prototyping laboratory in which our customers test new devices and products. This program directly involves our customers in every aspect of the hardware development, from proof of concepts, including small scale production and large scale production, through partnerships.

Continuous Evolution

Our Continuous Evolution Studio focuses on evolving existing applications, helping our clients to improve the value of their software over time. The Studio helps our customers stay aligned to new business needs and market trends by continuously improving their software solutions.

Every piece of software is initially designed to meet a specific business need, but those needs are not static. Software evolution is key to improving value over time. Our Continuous Evolution Studio works to include new trends and technologies into existing products in order to foster permanent engagement. The Studio’s expertise in software evolution gives it the ability to support almost any kind of application after the initial implementation is complete. The team ensures quality and efficiency while also bringing innovation, optimization, performance improvement, and constant evolution to the products.

•	Software evolution;
•	Software archeology; and
•	IT service management.

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

Cognitive Computing

Cognitive Computing aims to provide a more meaningful Journey to our customers’ end users by leveraging the science about cognitive (how information and knowledge is developed in the brain) and emotional aspects of the person with the increased capacity of machines to learn, discover and understand complex patterns. This Journey is centered around the most scarce resource of our time, attention.

The portfolio of services we provide through our Cognitive Computing Studio includes:

•	Maximum emotional engagement through identity resonance: Adapting the Journey for a frictionless and emotionally engaged experience.
•	Minimum cognitive burden: Aid a person in decision-making by understanding the useful information - and clearing the noise.
•	Minimize decision fatigue: Provide an as-good-as-a-human decision process (contextual, adaptive, etc.) to delegate low-value-added decisions or alert when a critical decision is needed.
•	Integrated Journeys, and Adaptive and Context aware: Integrate the technified human approach to other areas of expertise (studios), and develop tools or frameworks for context aware cues, predicting interests and behaviors, automating actions, suggesting actions or prioritizing relevant information.
•	Cognitive facilitation. Improve client interactions and adapt content to be processed more easily in order to provide a streamlined and pleasant user experience.
•	Strengthen communication considering wider aspects of communicative actions and meta-communication.

Services over Platforms

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

Our Delivery Model

As of December 31, 2016, we provided our services through a network of 35 delivery centers in 27 cities throughout twelve countries. Our delivery locations are in Buenos Aires, Tandil, Rosario, Tucumán, Mendoza, Córdoba, Resistencia, Bahía Blanca, Mar del Plata and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín, Colombia; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; Santiago, Chile; Pune and Bangalore, India; Madrid, Spain; London, UK; and San Francisco, New York and Seattle in the United States. We also have client management locations in the United States (Boston, New York, Orlando and San Francisco), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). The main administrative offices of our principal subsidiary (which also include a delivery center) are located in Buenos Aires. All of our facilities (with the exceptions of Tucumán and Bahía Blanca) are leased. We also have two offices under construction in Buenos Aires and La Plata. Our cultural affinity with our clients enables increased interaction that creates close client relationships, increased responsiveness and more efficient delivery of our solutions. As we grow and expand our organization, we will continue diversifying our footprint by expanding into additional locations globally.

We believe our presence in many countries creates a key competitive advantage by allowing us to benefit from the abundance of high-quality talent in the region, cultural similarities and geographic proximity to our clients.

Availability of High-Quality Talent

We believe that Latin America has emerged as an attractive geographic region from which to deliver a combination of engineering, design, and innovation capabilities for enterprises seeking to leverage emerging technologies. Latin America has an abundant skilled IT talent pool. According to the Science and Technology Indicator Network (Red de Indicadores de Ciencia y Tecnologia), over 300,000 engineering and technology students have graduated annually from 2010 – 2014 from universities in Latin America and the Caribbean region. Latin America’s talent pool (including Mexico, Brazil, Argentina, Colombia and Uruguay) is composed of approximately 1,000,000 professionals according to different sources, such as SmartPlanet and Nearshore Americas. This labor pool remains relatively untapped compared to other regions such as the United States, Central and Eastern Europe and China. The region’s professionals possess a breadth of skills that is optimally suited for providing technology services at competitive rates. Moreover, Argentina and Brazil have been in the top ten of the Gunn Report’s Global Index of Creative Excellence in Advertising for the last 16 years. In addition, institutions of higher education in the region offer rigorous academic programs to develop professionals with technical expertise who are competitive on a global scale. Furthermore, Latin America has a significant number of individuals who speak multiple languages, including English, Spanish, Portuguese, Italian, German and French, providing a distinct advantage in delivering engineering, design and innovation services to key markets in the United States and Europe.

India offers significant graduate talent. According to the Strategic Review 2013 of The National Association of Software and Services Companies (NASSCOM), the Indian IT-BPM Industry currently employs about 3 million directly and about 9 million, indirectly. In terms of students, more than 5 million graduates pass out every year, and almost 15% of these graduates are considered employable by Tier 1/Tier 2 companies.

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

Since 2006, when they were notified by the Argentine government of their inclusion in the promotion regime, our Argentine operating subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., have benefited from a 60% reduction in their corporate income tax rate and a tax credit against value-added tax liability of 70% of amounts paid annually for certain social security taxes under the Software Promotion Law as originally enacted in 2004. See “— Regulatory Overview — Argentine Taxation — Software Promotion Law”, “Risk Factors — Risks Related to Our Business and Industry — If the current effective income tax rate payable by us in any country in which we operate is increased or if we lose any country-specific tax benefits, then our financial condition and results of operations may be adversely affected” and “Operating and Financial Review and Prospects — Operating Results — Certain Income Statement Line Items — Income Tax Expense.”

Our subsidiary in Uruguay, Sistemas Globales Uruguay S.A., which is situated in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax.

Additionally, services provided by Difier are exempted from income tax in Uruguay. The exemption applies to software development services as long as they are exported and utilized abroad.

In India, under the Special Economic Zones Act of 2005, the services provided by export-oriented companies within Special Economic Zones (each a "SEZ") are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the company commenced the provision of services and 50% of such profits or gains for the five years thereafter. Companies must meet the conditions under Section 10AA of Income Tax Act to be eligible for the benefit.  Other tax benefits are also available for registered SEZ companies. Our Indian subsidiary is subject to corporate income tax at the rate of 34.61%, including surcharges. We expect our Indian subsidiary to apply for registration in the SEZ in 2017. If the Indian government changes its policies after our Indian subsidiary obtains registration in the SEZ, our business, results of operations and financial condition may be adversely affected. With the growth of our business in the SEZ, our Indian subsidiary may be required to compute its tax liability under Minimum Alternate Tax ("MAT") in future years as its tax liability under the general tax provisions may be lower compared to MAT liability.

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

Agile Development Methodologies

At Globant, we provide a unique software product design and development model, known as the Agile Pod model. Agile Pods align between business and technology teams, driven by a culture of self-regulated teamwork and collaboration across skills, partners and country borders.

Leveraged across divisions, Agile Pods are dedicated to mature emerging technologies and market trends, and provide a constant influx of mature talent and solutions that create intellectual property for our clients. They are self-organized teams that work to meet creative and production goals, make technology decisions and reduce risk. These teams are fully responsible for creating solutions, building and sustaining features, products or platforms.

In addition, savings are delivered to clients due to sustained productivity boosts as Agile Pods begin to operate at a higher maturity level. We ensure consistency, accountability, and replicability by having Agile Pods follow a well defined set of maturity criteria. Maturity models describe stages of growth and development towards increased maturity, quality, velocity, and autonomy. Each level acts as a foundation for the next and lays out a path for learning and growth. As Agile Pods evolve, they are equipped with the understanding and tools to accomplish goals more effectively.

Associated metrics guide improvement efforts and generate quantitative and qualitative insights to inform iterative design and planning decisions.

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

Globant’s quality management system is certified under the requirements of the international standard ISO 9001:2015, the CMMI Maturity Level 3 process areas (which indicates that processes are well characterized and understood, and are described in company standards, procedures, tools and methods) and PMI by implementing the following practices:

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

Since 2013, Globant certified ISO 27001, a standard that provides a model for establishing, implementing, operating, monitoring, reviewing, maintaining, and improving an information security management system (ISMS). The process of certifying ISO 27001 ensures that ISMS is under explicit management control. In 2016, we migrated successfully to the ISO 27001:2013

Glow

In order to manage our talent base, we have developed a proprietary software application called Glow. Glow is the central repository for all information relating to our Globers, including academic credentials, industry and technology expertise, work experience, past and pending project assignments, career aspirations, and performance assessments, among others. Every Glober can access Glow and regularly update his or her technical skills.

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

We typically enter into a master services agreement (or MSA) with our clients, which provides a framework for services and a statement of work to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. We generate 47% of our revenue from long-term contracts with terms greater than 24 months.

During 2016, 2015 and 2014, our ten largest clients based on revenues accounted for 46.5%, 46.7% and 43.9% of our revenues, respectively. Our top client for the years ended December 31, 2016, 2015 and 2014, Southwest Airlines Co. in 2016 and Walt Disney Parks and Resorts Online in 2015 and 2014, accounted for 9.7%, 12.3% and 8.7% of our revenues, respectively. Some of our major clients in 2016 included Google, Electronic Arts, Southwest Airlines Co. and Walt Disney Parks and Resorts Online, each of which was among our top ten clients by revenues for at least one Studio.

The following table sets forth the amount and percentage of our revenues for the years presented by client location:

	Year ended December 31,
	2016		2015		2014
	(in thousands, except percentages)
By Geography
North America	$260,923	80.8%	$212,412	83.7%	$163,097	81.7%
Europe	29,306	9.1%	13,508	5.3%	11,704	5.9%
Asia	1,265	0.4%	1,434	0.6%	—	—%
Latin America and other	31,362	9.7%	26,442	10.4%	24,804	12.4%
Revenues	$322,856	100.0%	$253,796	100.0%	$199,605	100.0%

The following table shows the distribution of our clients by revenues for the years presented:

	Year ended December 31,
	2016	2015	2014

Over $5 Million	11	10	10
$1 - $5 Million	49	41	36
$0.5 - $1 Million	41	30	23
$0.1 - $0.5 Million	88	100	83
Less than $0.1 Million	151	163	144
Total Clients	340	344	296

Sales and Marketing

Our growth strategy is based on four pillars: (i) leveraging our broad expertise; (ii) growing within existing clients; (iii) acquiring new clients; and (iv) pursuing strategic acquisitions. Our expertise and Studio approach help us expand the portfolio and practices we offer to our clients. Our acquisitions are pursued with the aim of fulfilling strategic goals, such as growing into a new geography (e.g., Nextive, TerraForum, BlueStar Peru, Clarice) or the expansion of specializations (e.g. Accendra, Openware, Huddle, Dynaflows, WAE, L4, Difier).

Under our multi-pronged, integrated sales and marketing strategy, our senior management, sales executives, sales managers, account managers and engagement managers work collaboratively to target, acquire and retain new clients and expand our work for existing clients. Our sales and marketing team, currently comprised of 71 sales personnel and 13 marketing personnel, has broad geographic coverage with commercial offices located in Buenos Aires, Bogotá, Montevideo, São Paulo, London, Madrid, Boston, New York and San Francisco.

Beyond leveraging our broad expertise, our sales strategy is driven by three fundamentals: retain, develop and acquire (“RDA”). The retention (“R”) component is focused on maintaining our wallet share with existing accounts through flawless execution on our engagements. The development (“D”) component emphasizes developing existing client relationships by significantly expanding our wallet share and capturing business from our competitors. The acquisition (“A”) component targets new client accounts. Through our RDA strategy, as well as marketing and branding events, we are able to acquire new or expand existing engagements in our large and growing addressable market.

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

In 2016, we introduced a new model that intends to reshape our go-to-market strategy to scale our company in the coming years, called 50 Squared. The main goal of this new approach is to focus our team on the top 50 high potential accounts that have the capacity to grow exponentially over time. To do so, we have appointed our most senior people from Sales, Technology and Operations to lead these teams . This account focus has become the most important pillar of our go-to-market strategy and every account within Globant now has the goal to become part of this program.

We have also implemented a customer development incentive program, which currently consists of more than 400 employees, that is designed to improve revenues and margins.

We undertake periodic reviews to identify existing clients that we believe are of strategic importance based on, among other things, the amount of revenue we generate from the client, as well as the growth potential and brand recognition that the client provides.

Marketing

We believe that our reputation as a premium provider of digital journeys generates additional business for us from inbound requests, referrals and requests for proposals. In addition, we engage in a number of initiatives that foster our brand and promote our expertise. We work to develop initiatives to help our customers stay relevant within their industries by creating and publishing research, organizing SME gatherings, and participating in webinars and conferences, among other initiatives.

As of December 31, 2016, we had 13 professionals in our marketing department, Stay Relevant, based in Argentina and the United States. This team promotes Globant’s brand through a variety of channels, including the following:

•	Relevant content: Our Stay Relevant team produces client and industry research with the intention of sharing information on business drivers from trusted sources, highlighting upcoming industry trends, and enabling strategic thinking.
•	Thought Leadership and events: Our Stay Relevant team organizes and participates in technology- and innovation-focused events in the United States, the United Kingdom and Latin America to enhance our position with respect to vanguard technologies and trends. Participation includes webinars, mobile road shows and breakfast discussions with our “gurus.” In November 2016, we organized Con.Verge, our second conference centered around the future of design and technology. In addition, members of our management team have been featured as speakers at events such as South by Southwest, Latam Tech Forum, WPP DAB, Ecommerce Day, IoT Emerge, Adobe Summit, Acquia Engage, EY Strategic Growth Forum, Council of the Americas, Wharton Latin America Conference, Agile Business Conference, CSO Summit, Innotribe, and at universities such as the Massachusetts Institute of Technology, Stanford University, New York University and the University of California, Los Angeles.
•	Playground: Our "Playground" is an innovative space where our digital journeys are showcased in real time. Guests can explore, touch, play and discover insights about each journey. It also delivers an atmosphere to build ideas, transforming them into prototypes that can be explored.
•	Awareness: Our marketing strategy includes brand positioning through targeted news coverage in print media and trade publications in the United States and Latin America, such as Bloomberg, Dow Jones, the New York Times, TechCrunch, and Nearshore Americas. We also benefit from coverage of our company in reports prepared by industry analysts, such as Gartner, IDC and HFS Research, McKinsey & Company and other third-party industry observers. Finally, our company has been the subject of case studies on entrepreneurship by business schools at universities such as Stanford University, Massachusetts Institute of Technology and Harvard University.

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

We face competition primarily from:

•	large global consulting and outsourcing firms, such as Accenture, Sapient, Thoughtworks and Epam;
•	digital agencies and design firms such as SapientRazorfish, RGA and Ideo;
•	traditional technology outsourcing IT services providers, such as Cognizant Technology Solutions, EPAM Systems, GlobalLogic, Aricent, Infosys Technologies, Mindtree HCL, Tata and Wipro and Luxoft; and
•	in-house product development departments of our clients and potential clients.

We believe that our focus on creating software that appeals and connect emotionally with millions of consumers positions us well to compete effectively in the future. However, some of our present and potential competitors may have substantially greater financial, marketing or technical resources; may be able to respond more quickly to emerging technologies or processes and changes in client demands; may be able to devote greater resources towards the development, promotion and sale of their services than we can; and may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our clients.

Corporate and Social Responsibility

We believe corporate and social responsibility, or CSR, is an important extension of our founders’ original vision of creating a company, that is a leader in the delivery of innovative software solutions for global customers, while also generating world-class career opportunities for IT professionals not just in metropolitan areas but also outlying cities within countries in the region. Our signature CSR program is TesteAR, an initiative we launched six years ago that seeks to increase employment opportunities for disadvantaged youth in our surrounding communities ranging from 18 to 25 years old by training them in manual software testing.

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

We have developed a number of proprietary internal tools that we use to manage our projects, build applications in specific software technologies, and assess software vulnerability. These tools include Glow, Nails, and our Service Over Platorms (SoP).

Our registered intellectual property consists of the trademark “Globant” (which is registered in twelve jurisdictions, including the United States and Argentina), certain other trademarks related to our service offerings and products, and one software patent granted in the United States in favor of our United States subsidiary L4 Mobile, LLC. We do not believe that any individual registered intellectual property right, other than our rights in our name and logo, is material to our business.

Facilities and Infrastructure

As of December 31, 2016, we provided our services through a network of 35 offices in 27 cities throughout twelve countries. Our delivery locations are in Buenos Aires, Tandil, Rosario, Tucumán, Mendoza, Córdoba, Resistencia, Bahía Blanca, Mar del Plata and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín, Colombia; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; Santiago, Chile; Pune and Bangalore, India; Madrid, Spain; London, UK; and San Francisco, New York and Seattle in the United States. We also have client management locations in the United States (Boston, New York, Orlando and San Francisco), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). The main administrative offices of our principal subsidiary (which also include a delivery center) are located in Buenos Aires. All of our facilities (with the exceptions of Tucumán and Bahía Blanca) are leased. We also have two offices under construction in Buenos Aires and La Plata.

The table below breaks down our locations by country and city and provides the aggregate square footage of our locations in each city as of December 31, 2016.

Country	City	Number of Offices	Square Feet
Argentina	Bahía Blanca	1	6,986
Argentina	Buenos Aires	3	111,191
Argentina	Córdoba	2	41,290
Argentina	La Plata	1	15,597
Argentina	Mar del Plata	1	20,451
Argentina	Mendoza	1	3,229
Argentina	Resistencia	1	9,688
Argentina	Rosario	2	22,497
Argentina	Tandil	2	11,765
Argentina	Tucumán	1	21,689
Brazil	Sao Paulo	1	7,804
Chile	Santiago	1	8,245
Colombia	Bogotá	2	36,199
Colombia	Medellín	1	33,626
India	Bangalore	1	4,844
India	Pune	2	99,448
UK	London	1	2,756
Mexico	Mexico City	1	44,444
Peru	Lima	1	7,535
Spain	Madrid	1	6,986
United States	Boston	1	124
United States	New York	2	6,168
United States	San Francisco	1	4,844
United States	Seattle	1	10,630
United States	Orlando	1	140
Luxembourg	Luxembourg	1	150
Uruguay	Montevideo	1	26,974
Total		35	565,300

Regulatory Overview

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several Latin America countries, the United States, Europe and India federal and state agencies regulate various aspects of our business. See “Risk Factors — Risks Relating to Our Business and Industry — Our business results of operations and financial condition may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate”. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures, which could adversely affect our business, financial condition and results of operations.”

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

Additionally, Resolution No 177/2010 established that audits, verifications, inspections, controls and evaluations related to the regime of Law No. 25,922, will be supported by the beneficiaries by paying a monthly and annual fee of 7% calculated on the amount of tax benefits.

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

As per Section 3 of the Software Promotion Law, Argentine-incorporated companies will be considered beneficiaries of the regime as from the effective date of their registration in the National Registry of Software Producers. Beneficiaries of the promotion regime will benefit from:

•	Fiscal stability throughout the period that the promotion regime is in force (i.e., through December 31, 2019 as per Section 1 of the Software Promotion Law). In accordance with Section 7 of the Software Promotion Law, fiscal stability means the right to maintain the aggregate federal tax rate in effect at the time of the beneficiary’s registration in the National Registry of Software Producers through December 31, 2019. Such stability does not comprise import or export duties nor export refunds (Section 7 of Regulatory Decree No. 1315/2013). The aggregate federal tax burden included under the fiscal stability benefit is that burden existing on the date of the beneficiary’s registration before the applicable registry, in accordance with laws and regulations in force by that time.
•	Convertion up to 70% of certain monthly social security tax (contribution) payments into a tax credit (Section 8 of the Software Promotion Law) during the first year following the beneficiary’s registration in the National Registry of Software Producers. After the first year, such percentage will be determined annually by the competent authorities for each beneficiary, depending on the beneficiary’s degree of compliance with the regime’s requirements (Section 9 of Regulatory Decree No. 1315/2013). This tax credit may not be transferred to third parties. The tax credit can be used to offset the beneficiary’s income tax liability only up to certain percentage, determined by the ratio of annual software and computer services exports and the aggregate annual sales resulting from promoted activities declared by the beneficiary (Section 8 of the Software Promotion Law).
•	Non applicability of any value-added tax withholding or collection regimes (Section 8 bis of the Software Promotion Law).
•	A 60% reduction in the total amount of corporate income tax as applied to income from the activities of creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents pursuant to Section 4 of the Software Promotion Law) due in each fiscal year beginning after the date of the beneficiary’s registration in the National Registry of Software Producers (Section 9 of the Software Promotion Law, Regulatory Decree No. 1315/2013 and General Resolution No. 3,597). This benefit will be applicable both to Argentine-source and non-Argentine-source income, in the terms set forth by the application authority, but it would not be applicable to foreign source income obtained by permanent establishments held abroad by Argentine residents (Section 13 of Regulatory Decree No. 1315/2013).
•	Imports of software products by the beneficiaries are excluded from any kind of present or future restriction on the currency transfers matching the payments for such imports, provided the imported goods are necessary for the software production activities (Section 12 of the Software Promotion Law).

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

Argentine Ministry of Economy approved our subsidiaries as beneficiaries of the Software Promotion Law as following: (i) on October 10, 2006: IAFH Global S.A.; (ii) in January 2006: Huddle Gorup S.A. and (iii) on April 13, 2007: Sistemas Globales S.A.. As a result, these subsidiaries have enjoyed fiscal stability in their federal tax burden as in effect at the time they were notified of their inclusion in the promotion regime.

The Software Promotion Law was modified during 2011 through Law No. 26,692. Even though all benefits awarded under the Software Promotion Law as originally enacted in 2004 remained in effect, pursuant to Section 10 bis of the Software Promotion Law, IAFH Global S.A., Sistemas Globales and Huddle Group S.A. were obliged to reapply for registration in the National Registry of Software Producers by July 8, 2014 in order to obtain the benefits established in the Software Promotion Law as described above.

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

Accordingly with the new regulation in force, on March 14, May 21 and May 28, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A., respectively, applied and were accepted for registration in the Special Registry of Exporters of Services.

On June 25, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A. applied for registration in the National Registry of Software Producers and were accepted with rulings from the Secretary and Subsecretary of Industry approving the registration as follows: (i) On March 18, 2016 to Sistemas Globales S.A. and (ii) On April 13, 2015, to Huddle Group S.A and IAFH Global S.A. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which have occurred upon its date of publication in the Argentine government’s official gazette on before mentioned dates).

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

Law No. 26,893 (the “ITL Amendment Law”), published in the Argentine government's official gazette on and effective as of September 23, 2013, modified the ITL. According to the ITL Amendment Law, income derived from the sale, exchange or other disposition of shares of Argentine corporations by non-Argentine residents would be subject to income tax. Non-Argentine residents will have the option of choosing between applying a 13.5% effective income tax rate over the gross amount or a 15% effective income tax rate over the net amount derived from the transaction.

Individual Argentine residents would be exempt on the income derived from the sale of shares to the extent such participations are publicly traded and/or are authorized for its public offer.

Payments from Argentina to foreign residents representing an Argentine source of income (i.e., royalties, interest, etc.) are generally subject to income tax withholding levied at different rates depending on the type of payment. Pursuant to the ITL, cross-border royalty payments are generally subject to withholding at a rate of 28%, or 21% if technology not available in Argentina is involved; in both cases the relevant agreement must be registered before INPI. Payments related to software licenses are in general subject to a 31.5% tax withholding rate. In addition, interest payments are generally subject to withholding at a rate of 15.05% if the lender is a bank or financial institution controlled by the respective central bank or similar authority, located in jurisdictions (i) other than those considered as tax havens by Argentine law, or (ii) that have executed exchange information agreements with Argentina, and do not allow, among others, banking or stock market secrecy pursuant to their domestic law, and 35% in all other cases. These rates may be reduced by application of a tax treaty for the avoidance of double taxation between Argentina and the receiving country.

Argentina and Spain executed a Double Tax Treaty that entered into force on December 23, 2013. Such treaty replaces the previous double taxation treaty between Argentina and Spain that was terminated on July 16, 2012 and applies retroactively from January 1, 2013.

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

On May 15, 2015, Argentina and Chile signed a new treaty to avoid double taxation. On September 7, 2016, the Argentine Congress approved the aforementioned treaty, which was published in the Argentine government's official gazette on September 30, 2016 and became effective on January 1, 2017. This treaty replaces the previous double taxation treaty between Argentina and Chile that was terminated on July 13, 2012.

On December 27, 2016 the Argentine government's official gazette published Law No. 27,346 that introduce important amendments to the Income Tax Law. The Law creates a new tax levied on “USD Futures Market Trades” to be applied one-time only on the profits obtained by any person. Thus, gross income derived from “positive price differences” arising from the buying or selling of USD Futures Market Trades will be taxed at a 15% tax rate.

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

Law No 27,260, published in the Argentine government's official gazette on July 22, 2016, eliminates the Minimum Assumed Income Tax for fiscal years beginning on January 1, 2019.

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

Law No. 27,346 published in the Argentine government's official gazette on December 27, 2016, modifies the value-added tax law and creates the figure of substitute taxpayer for the payment of the tax corresponding to foreign residents who render services in Argentina.

Substitute taxpayers will assess and pay for value-added tax corresponding to the act, even in the cases in which it is impossible to withhold that tax from the foreign resident. Also, the tax paid will be considered as a tax credit if in favor of the substitute taxpayer.

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

Personal Assets Tax

Argentine companies are required to pay the personal assets tax corresponding to Argentine resident individuals, foreign individuals and foreign entities for holding shares and other capital participations in such company as of December 31 of each year. The applicable tax rate until December 31, 2015 was 0.5% and, from January 1, 2016, the applicable rate is 0.25% (modification introduced by Law No 27,260). The tax is levied on the equity value (valor patrimonial proporcional) stated in the latest financial statements. Pursuant to the Argentine Personal Assets Tax Law, an Argentine company is entitled to seek reimbursement of such tax paid from the applicable foreign shareholders, including by withholding and/or foreclosing on the shares, or by withholding dividends.

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

Law No. 27,260 introduced benefits for compliant taxpayers that include the exemption of personal assets tax until 2019. Our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A., Sistemas Globales S.A., Dynaflows S.A. and Globers Travel S.A., applied to and were accepted by the AFIP to be eligible of the exemption of personal assets tax in December, 2016 and January, 2017.

Tax on Dividends

Dividends distributions are not subject to income tax withholding apart from the application of the so-called “equalization tax,” which applies if the dividends distributed exceed the net accumulated taxable income of the distributing corporation. On July 22, 2016, Argentina published Law No. 27,260 in the Argentine government's official gazette, by which the existing 10% income tax withholding on dividends distributions was abrogated.

Turnover Tax

Turnover tax is a local tax levied on gross income. Each of the provinces and the City of Buenos Aires apply different tax rates. The tax is levied on the amount of gross income resulting from business activities carried on within the respective provincial jurisdictions. The provinces have signed an agreement to avoid the double taxation of activities performed in more than one province (Convenio Multilateral del 18 de agosto de 1977). Under this agreement, gross income is allocated between the different provinces applying a formula based on income obtained and expenses incurred in each province. In the Province of Buenos Aires, we have received an exemption from the payment of the turnover tax for the period from 2011 through April 13, 2017 for Sistemas Globales S.A. and through December 31, 2019 for IAFH Global S.A.. Sistemas Globales S.A. is renewing the exemption during March, 2017.

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

Free Good Transmission Tax

The Province of Buenos Aires established this tax in 2009. According to Law 14,200, all debts accrued up to December 31, 2010 have been exempted from this tax. This tax is levied on any wealth increases resulting from free good or asset transmission (i.e. a donation, inheritance, etc.), provided the beneficiary (individual or company) is domiciled in the Province of Buenos Aires or the goods or assets are located in the Province of Buenos Aires. Moreover, according to this tax, shares and other securities representing capital stock, an equity interest or the equivalent which, at the time of transmission, are located in another jurisdiction (i.e., not in the Province of Buenos Aires) or were issued by entities or companies domiciled in another jurisdiction, are deemed to be situated in the Province of Buenos Aires in proportion to the assets that such entities or companies have in the Province of Buenos Aires. This tax will only be applicable if the benefit obtained by the individual or the company exceeds 78,000 Argentine pesos. In the case of parents, children and spouses, the threshold amount is increased up to 325,000 Argentine pesos. The tax rates are progressive and vary from 4% to 21.925%. The Province of Entre Ríos has enacted a tax that is similar to Law 14,200 described above.

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

Through Decree 589/2013, Argentina modified the rule related to the list of low or no taxation jurisdictions, stating that all references to low or no taxation jurisdictions shall be deemed as referring to “non-cooperative countries for purposes of fiscal transparency.” Cooperative countries for purposes of fiscal transparency are those countries, territories, jurisdictions or special regimes that execute with the Argentine government a double tax agreement with a wide exchange of information clause or an exchange of information agreement. Jurisdictions that initiate negotiations to enter into one of the previously mentioned agreements would also be considered as “cooperative.” Decree 589/2013 entitles the Argentine Tax Authority to publish the list of the cooperative countries for fiscal transparency purposes, which shall be published (and updated) on its web site. The National Tax Authority issued the list containing the jurisdictions that are considered cooperative. As of the date of this annual report, such list includes the following jurisdictions: Albania, Germany, Andorra, Anguilla, Saudi Arabia, Armenia, Aruba, Australia, Austria, Azerbaijan, Bahamas, Barbados, Belarus, Belgium, Belize, Bermuda, Bolivia, Brazil, Bulgaria, the Cayman Islands, Canada, Cameroon, Czech Republic, Chile, Cyprus, China, Vatican City, Colombia, South Korea, Costa Rica, Croatia, Cuba, Curaçao, Denmark, Ecuador, El Salvador, Arab Emirates, Slovakia, Slovenia, Spain, United States, Estonia, Faroe Islands, Philippines, Finland, France, Gabon, Georgia, Ghana, Gibraltar, Greece, Greenland, Guatemala, Guernsey, Honduras, Hong Kong, Hungary, India, Indonesia, Ireland, Isle of Man, Iceland, Italy, Jamaica, Israel, Japan, Jersey, Kazakhstan, Kenya, Latvia, Liechtenstein, Lithuania, Luxembourg, Macao, Macedonia, Malta, Morocco, Mauritius, Mexico, Moldova, Monaco, Montserrat, Nigeria, Niue, Norway, New Zealand, Panama, the Netherlands, Paraguay, Peru, Poland, Portugal, the United Kingdom, the Dominican Republic, Romania, Russia, San Marino, Saint Maarten, Senegal, Singapore, Seychelles, Serbia, South Africa, Sweden, Switzerland, Tunisia, Turks and Caicos Islands, Turkmenistan, Turkey, Ukraine, Uganda, Uruguay, Venezuela, and British Virgin Islands.

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

Argentina

On January 6, 2002, the Argentine Congress enacted Law No. 25,561 (as amended and supplemented, the “Argentine Public Emergency Law”), formally ending the regime of the Convertibility Law, abandoning over ten years of U.S. dollar-peso parity. With the enactment of the Argentine Public Emergency Law, Argentina declared a state of public emergency in terms of social, economic, administrative, financial and exchange rate conditions, and the Argentine executive branch was vested with the power to establish a system to determine the exchange rate between the peso and foreign currencies and to enact foreign exchange regulations. In February 2002, the Argentine executive branch issued Decree No. 260/2002 which established (i) a single free foreign exchange market FX Market in which all foreign exchange transactions were to be settled, and (ii) that foreign exchange transactions are to be consummated at an exchange rate that is freely settled, subject to the requirements and regulations imposed by the Argentine Central Bank. Even when the Argentine peso was allowed to float freely against other currencies, the Argentine Central Bank has the power to intervene in the exchange rate market by buying and selling foreign currency for its own account, a practice in which it engaged in, and in which it may continue to engage in, on a regular basis.

In June 2005, through the issuance of Decree No. 616/2005, the Argentine government established a number of foreign exchange restrictions and regulations on inflows and outflows of funds to be settled through the local FX Market. With the tightening of exchange controls beginning in late 2011, in particular with the introduction of measures that allowed limited access to foreign currency by private companies and individuals (such as requiring an authorization of tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities in foreign markets, compared to the corresponding quotations in the local market, increased significantly over the official exchange rate. Within such measures, the Argentine government restricted certain local companies from obtaining access to the FX Market for the purpose of making payments abroad, such as dividends (including capital reductions) and payment for importation of services and goods. In particular, during the last few years, the Argentine Central Bank exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations by means of regulating the amount of foreign currency available to financial institutions to conduct such transactions.

Most foreign exchange restrictions and restrictions on transfer of funds into and out of Argentina that had been enacted since 2011, were lifted by the Macri administration by December 2015, reestablishing Argentine residents’ rights to purchase and remit outside of Argentina foreign currency with no maximum amount and without specific allocation or prior approval.

In December 2015, in line with the economic reforms implemented by the new administration, the Argentine Ministry of Treasury issued Resolution No. 3/2015 which eliminated the requirement to maintain a registered, non-transferable and non-interest bearing deposit by reducing the amount of the deposit from 30% to 0%. Consequently, such deposit is no longer applicable to, among other transactions, foreign financial debts, inflows of funds of non-residents and repatriations by residents. In addition, pursuant to Resolution No. 1-E/2017 dated January 5, 2017, the minimum period of 120 calendar days, imposed by Resolution No. 3/2015, for the proceeds received from any new financial indebtedness (incurred by residents and granted by foreign creditors) as well as portfolio investments of non-residents had to be kept in Argentina, was reduced to zero. The Argentine Ministry of Treasury is entitled to modify the percentage of and period that funds must be kept in Argentina when a change in the macroeconomic situation so requires.

In addition, on August 6, 2016, the Argentine Central Bank issued Communication “A” 6037, which repealed most of the restrictions to purchase currency and those relating to the inflow and outflow of funds into and from Argentina (except for the obligation of Argentine exporters of goods and services to repatriate to the FX Market foreign currency proceeds from exportation transactions, such as receivables relating to the exportation of goods, which shall also be settled through the FX Market).

The following is a description of the main aspects of the Argentine Central Bank’s regulations relating to the inflows and outflows of funds into and from Argentina:

Inflows

Pursuant to Communication “A” 5265 issued by the Argentine Central Bank, any financial debts incurred with foreign creditors by both the non-financial and financial private sector had to be settled through the FX Market. This requirement was eliminated by Communication “A” 6037, which abrogated Communication “A” 5850, dated December 17, 2015, allowing Argentine borrowers to keep proceeds outside of Argentina and eliminated the requirement to repatriate and exchange proceeds into pesos when repaying debts through the MULC.

Pursuant to Resolution No. 1-E/2017, the minimum period of 120 calendar days, imposed by Resolution No. 3/2015, that proceeds received from foreign financial debt had to be kept in Argentina was reduced to zero.

Outflows

Communication “A” 6037 abrogated Communication “A” 5264 and partially abrogated Communication “A” 5265, together with their amendments and supplementary regulations, specifically Communications “A” 5850, 5890 and 6011; which regulated, among others, the requirements to access the FX Market to pay principal and interest services of foreign debts.

Currently, access to the FX Market to pay interest accrued from the disbursement of funds is subject to verification by the relevant financial entities that the borrower accessing the MULC has duly filed, as applicable, the statement of debt required by Communication “A” 3602, as amended from time to time, or the statement of direct investments provided by Communication “A” 4237, as amended from time to time.

Pursuant to Resolution No. 1-E/2017, the minimum period of 120 calendar days, imposed by Resolution No. 3/2015, that proceeds from financial external indebtedness had to be kept in Argentina, was reduced to zero, notwithstanding whether or not the debt is repaid through the FX Market. Additionally, access to the FX Market for payment of principal is subject to verification by the relevant financial entity that the borrower has duly filed the statement of debt required by Communication “A” 3602, as amended from time to time.

Communication “A” 6137

Communication “A” 6137, issued by the Argentine Central Bank on December 30, 2016, eliminated the requirement to repatriate and exchange funds obtained from the exportation of services into Argentine pesos through the FX Market. Such requirement remains applicable only for exported services included in the FOB (free on board) and/or CIF (cost insurance and freight) value of exported goods (which is not applicable to the types of services exported by the company). Consequently, we are not required to repatriate or exchange the foreign currency proceeds received from services rendered to non-Argentine residents outside of Argentina (which are proceeds from our exportations held in off-shore accounts, such as the collections of services fees in U.S. dollars).

For additional information regarding all current foreign exchange restrictions and exchange control regulations in Argentina, investors should consult their legal advisors and read the applicable rules mentioned herein, as well as any amendments and complementary regulations, which are available at the Argentine Ministry of Treasury’s website: www.economia.gob.ar, or the Argentine Central Bank’s website: www.bcra.gob.ar.

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

The following chart reflects our organization structure, including our principal shareholders and our principal subsidiaries, as of March 20, 2017. See “Major Shareholders and Related Party Transactions — Major Shareholders” for more information about our principal shareholders and note 2.2 to our audited consolidated financial statements for more information about our consolidated subsidiaries.

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

We provide our services through a network of 35 locations in Argentina, Uruguay, Chile, Colombia, Brazil, Mexico, India, Peru, Europe and the United States, supported by three client management locations in the United States, and one client management location in each of the United Kingdom, Colombia, Uruguay, Argentina and Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across Latin America provide us with the ability to attract and retain well-educated and talented professionals in the region. We are culturally similar to our clients and we function in similar time zones. We believe that these characteristics have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

For the year ended December 31, 2016, 80.8%, 10.1% and 9.1% of our revenues were generated by clients in North America, Latin America and Asia, and Europe, respectively. In 2015, 83.7%, 11.0% and 5.3% of our revenues were generated by clients in North America, Latin America and Asia, and Europe, respectively. Our clients include companies such as Google, Electronic Arts, Southwest Airlines Co. and Walt Disney Parks and Resorts Online, each of which was among our top ten clients by revenues for at least one Studio in 2016.

Our revenues increased from $199.6 million for 2014 to $322.9 million for 2016, representing a CAGR of 27.2% over the two-year period. Our revenues for 2016 increased by 27.2%% to $322.9 million, from $253.8 million for 2015. Our net income for 2016 was $35.9 million, compared to a net income of $31.6 million for 2015. The $4.3 million increase in net income from 2015 to 2016 was primarily driven by strong revenue growth and improved operating margins during the year. In 2014, 2015 and 2016, we made several acquisitions to enhance our strategic capabilities, none of which contributed a material amount to our revenues in the year the acquisition was made. See “Information on the Company — History and Development of the Company.”

We were founded in 2003 and since our inception, we have benefited from strong organic growth and have built a blue chip client base comprised of leading global companies. Over that same period, we have expanded our network of offices from one to 35. We benefited from the support of Riverwood Capital and FTV Capital, which have provided equity capital to support our strategic expansion and growth. In January 2012, Endeavor Global, Inc., an organization devoted to selecting, mentoring and accelerating high-impact entrepreneurs around the world, invested in our company. And, more recently, in December 2012, one of the largest marketing communications networks in the advertising industry, WPP plc, through its wholly owned subsidiary, WPP, became a shareholder of our company.

In 2006, we started working with Google. We were chosen due to our cultural affinity and innovation. While our growth has largely been organic, since 2008 we have made twelve complementary acquisitions. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America.

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

In July 2014, we closed the initial public offering of our common shares in the United States.

In October 2014, we acquired 100% of the capital stock of BlueStar Holdings.

In April 2015, we closed a follow-on secondary offering of our common shares in the United States through which certain selling shareholders sold 3,994,390 common shares previously held by them. In July 2015, we closed another follow-on secondary offering in the United States through which certain selling shareholders sold 4,025,000 common shares previously held by them.

In May 2015, we acquired Clarice which allowed us to establish our presence in India.

Also, in 2015, we launched new Studios to complement our offerings, including one focused on Cognitive Computing, and we incorporated a complementary approach to build digital journeys fast and in an innovative manner though: our service-over-platform offering.

During 2016 we introduced a new model that intends to reshape our go-to-market strategy to scale our company in the coming years, called 50 Squared. The main goal of this new approach is to focus our team in the top 50 high potential accounts that have the capacity to grow exponentially over time. To do so, we have appointed our most senior people from Sales, Technology and Operations to lead these teams and take our company to the next level. This account focus has become the most important pillar of our go-to-market strategy and every account within Globant now has the goal to become part of this program.

In May 2016, we acquired WAE. The purpose of these acquisitions was related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of WAE.

In August 2016, we applied to the Luxembourg Stock Exchange for listing on the Official List of the Lux SE and for the admission to trading on its regulated market of our common shares. Our shares began trading on the Lux SE on August 11, 2016.

In November 2016, we entered into a stock purchase agreement with 3C to purchase the 100% of the capital stock of Difier. At the same time, we signed a consulting services agreement to provide software development services to 3C for a term of four years.

During the same month, we acquired 100% of L4 Mobile, LLC (“L4”). The purpose of this acquisition was related to strengthening our leading position in the digital services space and expanding our capabilities in the United States.

 On February 28, 2017, we acquired 100% of the shares of Ratio Cypress, LLC (“Ratio”), a limited liability company organized and existing under the laws of the State of Washington in the United States. Ratio offers design, development and quality assurance services necessary to build and manage robust digital products and video streaming solutions for major media companies.

A. Operating Results

Factors Affecting Our Results of Operations

In the last few years, the technology industry has undergone a significant transformation due to the proliferation and accelerated adoption of several emerging technologies, including social media, mobility, cloud computing and big & fast data, and related market trends, including enhanced user experience, personalization technology, gamification, consumerization of IT, wearables, internet of things and open collaboration. These technologies are empowering end users and are compelling enterprises to engage and collaborate with end-users in new and powerful ways. We believe that these changes are resulting in a paradigm shift in the technology services industry and are creating demand for service providers that possess a deep understanding of these emerging technologies and related market trends.

We believe that the most significant factors affecting our results of operations include:

•	market demand for integrated engineering, design and innovation technology services relating to emerging technologies and related market trends;

•	economic conditions in the industries and countries in which our clients operate and their impact on our clients’ spending on technology services;
•	our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends;
•	expansion of our service offerings and success in cross-selling new services to our clients;
•	our ability to obtain new clients, increase penetration levels with our existing clients and continue to add value for our existing clients so as to create long-term relationships;
•	the availability of, and our ability to attract, retain and efficiently utilize, skilled IT professionals in Latin America and the United States;
•	operating costs in countries where we operate, particularly in Argentina where most of our employees are based;
•	capital expenditures related to the opening of new delivery centers and client management locations and improvement of existing offices;
•	our ability to increase our presence onsite at client locations;
•	the effect of wage inflation in countries where we operate and the variability in foreign exchange rates, especially relative changes in exchange rates between the U.S. dollar and the Argentine peso, Uruguayan peso, Mexican peso, Colombian peso and Indian rupees; and
•	our ability to identify, integrate and effectively manage businesses that we may acquire.

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•	Pricing of and margin on our services and revenue mix. For time-and-materials contracts, the hourly rates we charge for our Globers are a key factor impacting our gross profit margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and winning higher profit margin assignments. During the three-year period ended December 31, 2016, we increased our revenues attributable to sales of higher profit margin technology solutions (primarily through our Mobile, Enterprise Consumerization, UX Design and Gaming Studios). This shift in revenue mix enabled us to achieve an adjusted gross profit margin percentage of 42.3%, 38.9% and 41.0% for the years ended December 31, 2016, 2015 and 2014, respectively, which are consistent with our targeted adjusted gross profit margin percentage in the medium term.
•	Our ability to deepen and expand the portfolio of services we offer through our Studios while maintaining our high standard of quality. The breadth and depth of the services we offer through our Studios impacts our ability to grow revenues from new and existing clients. Through research and development, targeted hiring and strategic acquisitions, we have invested in broadening and deepening the domains of expertise of our Studios. Our future growth and success depend significantly on our ability to maintain the expertise of each of our Studios and to continue to innovate and to anticipate the needs of our clients and rapidly develop and maintain the expertise of each of our Studios, including relevant domain knowledge and technological capabilities required to meet those client needs, while maintaining our high standard of quality.
•	Recruitment, retention and management of IT professionals. Our ability to recruit, retain and manage our IT professionals will have an effect on our gross profit margin and our results of operations. Our IT professional headcount was 5,219 as of December 31, 2016, 4,613 at December 31, 2015 and 3,424 at December 31, 2014. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.
•	Evolution of client base. In recent years, as we have expanded significantly in the technology services industry; we have diversified our client base and reduced client concentration. In addition, consistent with our business focus on pursuing clients and markets with higher profit margins, we have increased our revenues from North American and, in some periods, European, clients, while reducing our revenues from Latin American and other clients. Revenues attributable to our top ten clients increased by 35.1% from 2014 to 2015 and 26.8% from 2015 to 2016. Over the same period, we have increased our revenues from existing clients by expanding the scope and size of our engagements. The number of clients that each accounted for over $5.0 million of our annual revenues amounted to eleven in 2016, ten in 2015 and ten in 2014, and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 60 in 2016, from 51 in 2015 and 46 in 2014.

•	Investments in our delivery platform. We have grown our network of locations to 35 at December 31, 2016, located in 27 cities throughout twelve countries (Buenos Aires, Tandil, Rosario, Tucumán, Mendoza, Córdoba, Resistencia, Bahía Blanca, Mar del Plata and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín, Colombia; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; Santiago, Chile; Pune and Bangalore, India; Madrid, Spain; London, UK; and San Francisco, New York and Seattle in the United States). We also have client management locations in the United States (Boston, New York, Orlando and San Francisco), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London) that are close to the main offices of key clients. Our integrated global delivery platform allows us to deliver our services through a blend of onsite and offsite methods. We have pursued a decentralization strategy in building our network of delivery centers, recognizing the benefits of expanding into other cities in Argentina and other countries in Latin America, including the ability to attract and retain highly skilled IT professionals in increasing scale. Our ability to effectively utilize our robust delivery platform will significantly affect our results of operations in the future.
•	Seasonality. Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. Our revenues tend to be higher in the third and fourth quarters of each year compared to the first and second quarters of each year due to seasonal factors. During the first quarter of each year, which includes summer months in the southern hemisphere, there is a general slowdown in business activities and a reduced number of working days for our IT professionals based in Argentina, Uruguay, Brazil, Peru, Chile and Colombia, which results in fewer hours being billed on client projects and therefore lower revenues being recognized on those projects. In addition, some of the reduction in the number of working days for our IT professionals in the first or second quarter of the year is due to the Easter holiday. Depending on whether the Easter holiday falls in March or April of a given year, the effect on our revenues and profitability due to the Easter holiday can appear either in the first or second quarter of that year. Finally, we implement annual salary increases in the second and fourth quarters of each year. Our revenues are traditionally higher, and our margins tend to increase, in the third and fourth quarters of each year, when utilization of our IT professionals is at its highest levels.
•	Net effect of inflation in Argentina and variability in the U.S. dollar and Argentine peso exchange rate. Because a substantial portion of our operations is conducted from Argentina, our results of operations are subject to the net effect of inflation in Argentina and the variability in exchange rate between the U.S. dollar and the Argentine peso. The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, our functional currency in which a substantial portion of our revenues are denominated, the impact of wage inflation on our results of operations will decrease, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will increase. During the year ended December 31, 2016, the Argentine peso experienced a 21.9% devaluation from 13.01 Argentine pesos per U.S. dollar to 15.85 Argentine pesos per U.S. dollar and INDEC reported from May to December an inflation rate of 16.9% while private estimates, on average, refer to annual rate of inflation of 41%. The combination of this devaluation and the inflation rate is not expected to have a significant impact on our revenues because a substantial portion of our sales are denominated in U.S. dollars. The devaluation, net of the impact of the inflation rate in the same period, has resulted in an improvement in our operating costs, as our operating costs are primarily denominated in Argentine pesos. See “Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” and “Quantitative and Qualitative Disclosures about Market Risk — Wage Inflation Risk.”

Our results of operations are expected to benefit from government policies and regulations designed to foster the software industry in Argentina, primarily under the Software Promotion Law. For further discussion of the Software Promotion Law, see “Business Overview  — Our Delivery Model — Government Support and Incentives.”

Certain Income Statement Line Items

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium- to large-sized companies based in the United States, Europe and Latin America. For the year ended December 31, 2016, revenues increased by 27.2% to $322.9 million from $253.8 million for the year ended December 31, 2015. For the year ended December 31, 2015, revenues increased by 27.2% to $253.8 million from $199.6 million for the year ended December 31, 2014. Between 2014 and 2016, we experienced rapid growth in demand for our services and significantly expanded our business.

We perform our services primarily under time-and-material contracts (where materials costs consist of travel and out-of-pocket expenses) and, to a lesser extent, fixed-price contracts. Revenues from our time-and-material contracts represented 92.1%, 96.2% and 90.0% of total revenues for the years ended December 31, 2016, 2015 and 2014, respectively. Revenues from our fixed-price contracts represented 7.9%, 3.7% and 9.3% of total revenues for the years ended December 31, 2016, 2015 and 2014, respectively. The remaining portion of our revenues in each year was derived from other types of contracts.

We discuss below the breakdown of our revenues by client location, industry vertical and client concentration. Revenues consist of technology services revenues net of reimbursable expenses, which primarily include travel and out-of-pocket costs that are billable to clients.

Revenues by Client Location

Our revenues are sourced from three main geographic markets: North America (primarily the United States), Europe (primarily Spain and the United Kingdom) and Latin America (primarily Argentina and Chile). We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the year ended December 31, 2016, we had 340 clients.

The following table sets forth revenues by client location by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2016		2015		2014
	(in thousands, except percentages)
By Geography
North America	$260,923	80.8%	$212,412	83.7%	$163,097	81.7%
Europe	29,306	9.1%	13,508	5.3%	11,704	5.9%
Asia	1,265	0.4%	1,434	0.6%	—	—%
Latin America and other	31,362	9.7%	26,442	10.4%	24,804	12.4%
Revenues	$322,856	100.0%	$253,796	100.0%	$199,605	100.0%

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

	Year ended December 31,
	2016		2015		2014
	(in thousands, except percentages)

By Industry Vertical
Media and Entertainment	$67,912	21.0%	$61,767	24.3%	$45,014	22.6%
Travel & Hospitality	63,414	19.6%	38,926	15.3%	22,545	11.3%
Banks, Financial Services and Insurance	59,786	18.5%	31,981	12.6%	25,236	12.6%
Technology & Telecommunications	51,378	15.9%	51,816	20.4%	46,897	23.5%
Professional Services	42,286	13.1%	36,546	14.4%	32,832	16.4%
Consumer, Retail & Manufacturing	28,710	8.9%	28,840	11.4%	25,656	12.9%
Other Verticals	9,370	3.0%	3,920	1.6%	1,425	0.7%
Total	$322,856	100.0%	$253,796	100.0%	$199,605	100.0%

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

The following table sets forth revenues contributed by our largest client, top five clients and top ten clients by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2016		2015		2014
	(in thousands, except percentages)
Client concentration
Top client	$31,249	9.7%	$31,095	12.3%	$17,458	8.7%
Top five clients	108,831	33.7%	83,633	33.0%	55,512	27.8%
Top ten clients	150,217	46.5%	118,509	46.7%	87,677	43.9%
Top twenty clients	193,057	59.8%	154,737	61.0%	121,683	61.0%

Our top ten customers for the year ended December 31, 2016 have been working with us for, on average, six years.

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2015 and 2014 contributed 91.7% and 80.2% of our revenues in 2016, respectively. Our existing clients from 2014 contributed 92.3% of our revenues in 2015. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annual revenues increased (eleven in 2016, ten in 2015 and ten in 2014) and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to sixty in 2016, fifty-one in 2015 and forty-six in 2014. The following table shows the distribution of our clients by revenues for the year presented:

	Year ended December 31,
	2016	2015	2014

Over $5 Million	11	10	10
$1 - $5 Million	49	41	36
$0.5 - $1 Million	41	30	23
$0.1 - $0.5 Million	88	100	83
Less than $0.1 Million	151	163	144
Total Clients	340	344	296

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client’s exclusive external technology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Operating Expenses

Cost of Revenues

The principal components of our cost of revenues are salaries and non-reimbursable travel costs related to the provision of services. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. Salaries of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period. Up to 70% of the amounts paid by our Argentine subsidiaries for certain social security taxes in respect of base and incentive compensation of our IT professionals is credited back to those subsidiaries under the Software Promotion Law, reducing the effective cost of social security taxes from approximately 19.0% to approximately 10.0% of the base and incentive compensation on which those contributions are calculated. For further discussion of the Software Promotion Law, see “— Income Tax Expense” below and note 3.7.1.1 to our audited consolidated financial statements for the year ended December 31, 2016.

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

Our selling, general and administrative expenses have increased primarily as a result of our expanding operations and the build-out of our senior and mid-level management teams to support our growth . We expect our selling, general and administrative expenses to continue to increase in absolute terms as our business expands. However, as a result of our management and infrastructure investments, we believe our platform is capable of supporting the expansion of our business without a proportionate increase in our selling, general and administrative expenses, resulting in gains in operating leverage.

Depreciation and Amortization Expense (included in “Cost of Revenues” and “Selling, General and Administrative Expenses”)

Depreciation and amortization expense consists primarily of depreciation of our property and equipment (primarily leasehold improvements, servers and other equipment) and, to a lesser extent, amortization of our intangible assets, (mainly software licenses, acquired intangible assets and internal developments). We expect that depreciation and amortization expense will continue to increase as we open more delivery centers and client management locations.

Impairment of Tax Credits, Net of Recoveries

Impairment of tax credits, net of recoveries represents an allowance for impairment of tax credits for estimated losses resulting from substantial doubt about the recoverability of our Software Promotion Law tax credits. This allowance was determined by estimating future uses of this credit against value-added tax positions. During the year ended December 31, 2015 and 2014, we recorded gains of $1.8 million and $1.5 million, respectively, related to the partial reversal of the allowance for impairment of tax credits after considering new facts and circumstances that occurred during these years. As of December 31, 2015, the remaining allowance for impairment of tax credits was offset against the carrying value of related Software Promotion Law tax credits. During the year ended December 31, 2016, no further allowance was recorded.

Gain on Transaction with Bonds

Proceeds Received from Capital Contributions

During the year ended December 31, 2015 and 2014, our Argentine subsidiaries, with cash proceeds from capital contributions, acquired U.S. dollar-denominated BODEN and BONAR in the U.S. debt markets (in U.S. dollars). BONAR are a form of Argentine sovereign bond with characteristics identical to BODEN. The capital contributions during the years ended December 31, 2015 and 2014 were related to capital expenditures incurred by our Argentine subsidiaries to establish delivery centers in Bahía Blanca, Mar del Plata and Tucumán, open a new recruiting center in Buenos Aires, make initial payments for a new building agreed with Inversiones y Representaciones S.A. (IRSA) and finance working capital requirements. The BODEN and BONAR trade both in the U.S. and Argentine markets. We consider the Argentine market to be the principal market for these bonds.

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

The rate of exchange between the Argentine peso and the U.S. dollar may increase or decrease in the future. We cannot predict future fluctuations in the exchange rate of the Argentine peso against the U.S. dollar. In addition, legislative, judicial or administrative changes or interpretations may be forthcoming, which could also affect the exchange rate. Accordingly, our gains reported on transactions with BODEN and BONAR during the years ended December 31, 2015 and 2014 are not necessarily indicative of the results that may be expected for any future period. If in the future there is a gap between the quoted price of BODEN and BONAR in the Argentine markets (in Argentine pesos) and their quoted price in U.S. markets (in U.S. dollars) as converted at the official exchange rate prevailing in Argentina, our Argentine subsidiaries may acquire, with cash proceeds from capital contributions, U.S. dollar-denominated BODEN and BONAR in the U.S. debt markets (in U.S. dollars).

Finance Income

Finance income consists of foreign exchange gain on monetary assets, liabilities denominated in currencies other than the U.S. dollar and interest gains on time deposits, short-term securities issued by the Argentine Central Bank (Letras del Banco Central), foreign exchange forward contracts and mutual funds.

Finance Expense

Finance expense consists of interest expense on borrowings, loss arising for foreign exchange forward contracts and other investments, foreign exchange loss and other interests.

Income Tax Expense

As a global company, we are required to provide for corporate income taxes in each of the jurisdictions in which we operate. We have secured special tax benefits in Argentina and Uruguay, as described below. As a result, our income tax expense is low in comparison to profit before income tax expense due to the benefit related to profit before income tax expense earned in those lower tax jurisdictions. Changes in the geographic mix, income tax regulations or estimated level of annual pre-tax income can also affect our overall effective income tax rate. As our operations outside of Argentina and Uruguay grow, it is likely that our effective tax rate will increase.

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

Our subsidiary in Uruguay, which is domiciled in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax. The subsidiary located outside the tax-free zone has an exemption from income tax and value-added tax applicable to the exports of software development services.

Until December 31, 2016, our subsidiary in Colombia was subject to federal corporate income tax at a rate of 25% and taxation of its Contribución Empresarial para la Equidad (CREE) at a rate of 9% plus a surcharge of 6% calculated on net income before income tax. Law No 1,819, which became effective on January 1, 2017, increased the federal corporate income tax rate in Colombia to 40% in 2017, 37% in 2018 and 33% in 2019. On January 1, 2017, the tax on CREE and its associated surcharge were eliminated.

The Company’s U.S. subsidiaries Globant LLC and L4 Mobile LLC are subject to U.S. federal income tax at the rate of 34%. For tax purposes, L4 Mobile LLC is considered a partnership which elected to be a disregarded entity. The profit of L4 Mobile LLC will pass directly through the business to Globant LLC and will be taxed on Globant LLC's income tax return.

Our subsidiaries in England are subject to corporate income tax at the rate of 20%, which will be reduced to 19% beginning on April 1, 2017.

On September 29, 2014, Law No. 20,780 was published in the Chilean government's official gazette. This law introduced significant changes to the Chilean taxation system and strengthened the powers of the Chilean tax authority to control and prevent tax avoidance. Effective January 1, 2017, Law No. 20,780 created two different corporate tax regimes: the Attributed Income Regime (Sistema de Renta Atribuida) and the Semi-Integrated Regime (Sistema Parcialmente Integrado). Under the Attributed Income Regime, shareholders are taxed on an accrual basis, with a rate of 25% imposed at the operating entity level, plus an additional withholding income tax of 35% for nonresident shareholders. Under this regime, profits are attributed to the shareholders, irrespective of whether a distribution is actually made. Under the Semi-Integrated Regime, shareholders are taxed on a cash basis (when profits are distributed), at a rate of 25.5% for 2017 and 27% for 2018, imposed at the operating entity level, plus an additional withholding income tax of 35% when profits are actually distributed. Under this regime, the corporate rate is creditable against the 35% withholding income tax, but 35% of such credit is required to be paid to the Chilean Treasury, so, in practice, only 65% of the corporate rate is creditable. However, investors from countries with which Chile has signed the Double Tax Treaty as of January 1, 2017 would be entitled to use the 100% of the foreign tax credit, even if at that time the agreement was not yet in force. Under such circumstances, the full tax credit would be applicable until December 31, 2019 if at that time the relevant tax treaty had not yet entered into force. The Semi-Integrated Regime applies to Sistemas Globales Chile. Due to its shareholders being domiciled in Spain, 100% of the income tax will be creditable by them. Sistemas Globales Chile was subject to a corporate income tax rate of 24% during the year ended December 31, 2016. Beginning on January 1, 2017, the corporate income tax rate applicable to Sistemas Globales Chile will increase to 25.5%

Our subsidiary in Brazil is subject to a corporate income tax rate of 24% plus an additional 10% if its pre-tax income is higher than 120,000 reais. As of December 31, 2016, our Brazilian subsidiary had a tax loss carryforward of 1.2 million. The tax loss carryforward will not expire, and our Brazilian subsidiary may utilize it to offset up to 30% of its taxable income in each carryforward year.

On December 31, 2014, Peru enacted Law No 30.296, which made several changes to the Peruvian tax regime. Among other changes, the law decreases corporate income tax rates, effective January 1, 2015, as follows: Fiscal Year 2015 and 2016, 28%, Fiscal Year 2017 and 2018, 27%, Fiscal Year 2019, 26%. The Peruvian Congress on October 6, 2016, issued Law No. 30.506, which provides the Peruvian government the power to legislate regarding matters affecting economic growth, formal compliance, and national security for a 90-day period. Pursuant to the power granted, the Peruvian government issued Legislative Decree No. 1261 on December 10, 2016 that increases the corporate income tax rate, effective January 1, 2017. Because of the Decree, corporate income tax rate for Fiscal Year 2015 and 2016 is 28% and for Fiscal Year 2017 onwards will be 29.5%.

Our subsidiary in Mexico is subject to corporate income tax at the rate of 30%.

Our subsidiary in India is subject to corporate income tax at the rate of 34.61%. In addition, all Indian profits, including those generated within SEZs, are subject to the MAT at a rate of approximately 21.34%, including surcharges. We expect our Indian subsidiary to apply for registration in the SEZ in 2017.

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

	Year ended December 31,
	2016		2015		2014
	(in thousands, except percentages)
Consolidated Statements of profit or loss and other comprehensive income:
Revenues (1)	$322,856	100.0%	$253,796	100.0%	$199,605	100.0%
Cost of revenues (2)	(191,395)	(59.3)%	(160,292)	(63.2)%	(121,693)	(61.0)%
Gross profit	131,461	40.7%	93,504	36.8%	77,912	39.0%
Selling, general and administrative expenses (3)	(81,889)	(25.4)%	(71,594)	(28.2)%	(57,288)	(28.7)%
Impairment of tax credits, net of recoveries	—	—%	1,820	0.7%	1,505	0.8%
Profit from operations	49,572	15.3%	23,730	9.3%	22,129	11.1%
Gain on transactions with bonds (4)	—	—%	19,102	7.5%	12,629	6.3%
Finance income	16,215	5.0%	27,555	10.9%	10,269	5.1%
Finance expense	(19,227)	(6.0)%	(20,952)	(8.3)%	(11,213)	(5.6)%
Finance (expense) income, net (5)	(3,012)	(1.0)%	6,603	2.6%	(944)	(0.5)%
Other income and expenses, net (6)	3,629	1.1%	605	0.2%	380	0.2%
Profit before income tax	50,189	15.4%	50,040	19.6%	34,194	17.1%
Income tax (7)	(14,327)	(4.4)%	(18,420)	(7.3)%	(8,931)	(4.5)%
Net income for the year	$35,862	11.0%	$31,620	12.3%	$25,263	12.6%

(1)	Includes transactions with related parties of $6,462, $6,655 and $7,681 for the years ended December 31, 2016, 2015 and 2014, respectively.
(2)	Includes depreciation and amortization expense of $4,281, $4,441 and $3,813 for the years ended December 31, 2016, 2015 and 2014, respectively. Also includes share based compensation for $917, $735 and $35 for the years ended December 31, 2016, 2015 and 2014, respectively.
(3)	Includes depreciation and amortization expense of $6,637, $4,860 and $4,221 for the years ended December 31, 2016, 2015 and 2014, respectively. Also includes share based compensation of $2,703, $1,647 and $582 for the years ended December 31, 2016, 2015 and 2014, respectively.
(4)	Includes gain on transactions with bonds of $19,102, and $12,629 acquired with funds from capitalizations received by our Argentine subsidiaries for the years ended December 31, 2015 and 2014, respectively. See note 3.18 to our audited consolidated financial statements.
(5)	Includes foreign exchange loss, net, of $8,620, $10,136 and $2,946 for the years ended December 31, 2016, 2015 and 2014, respectively.
(6)	Includes a gain of $418 on the remeasurement of contingent consideration related to the acquisition of Clarice, a gain of $2,981 related to the remeasurement of the fair value of the call and put option over our non-controlling interest in Dynaflows, and a gain of $225 related to the bargain business combination of Difier for the year ended December 31, 2016. See notes 23, 27.10.1 and 27.10.2 to our audit consolidated financial statements, respectively. Includes a gain related to the valuation at fair value of our 22.7% share interest held in Dynaflows of $625 for the year ended December 31, 2015. Includes a gain related to the bargain business combination of Bluestar Peru of $472 for the year ended December 31, 2014. See note 23 to our audited consolidated financial statements.
(7)	Includes deferred tax gains of $730 and $1,102 for the years ended December 31, 2016 and 2015, respectively, and a deferred tax charge of $370 for the year ended December 31, 2014.

2016 Compared to 2015

Revenues

Revenues were $322.9 million for 2016, representing an increase of $69.1 million, or 27.2%, from $253.8 million for 2015.

Revenues from North America increased by $48.5 million, or 22.8%, to $260.9 million for 2016 from $212.4 million for 2015. Revenues from Latin America and other countries increased by $4.9 million, or 18.5%, to $31.4 million for 2016 from $26.5 million for 2015. Revenues from Europe increased by $15.8 million, or 117.0%, to $29.3 million for 2016 from $13.5 million for 2015. Revenues from Asia decreased by $0.1 million, or 7.1%, to $1.3 million for 2016 from $1.4 million for 2015.

Revenues from technology and telecommunications clients decreased by $0.4 million, or 0.8%, to $51.4 for 2016 from $51.8 for 2015. The decrease in revenues from clients in this industry vertical was primarily attributable to lower demand in gaming, consumer experience services and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $6.1 million, or 9.9%, to $67.9 for 2016 from $61.8 for 2015. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our gaming solutions, mobile applications, and consumer experience practices. Revenues from professional services clients increased by $5.8 million, or 15.9%, to $42.3 for 2016 from $36.5 for 2015. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to enterprise consumerization, digital content and consumer experience solutions. Revenues from consumer, retail and manufacturing clients decreased by $0.1 million, or 0.3%, to $28.7 million for 2016 from $28.8 million for 2015. The decrease in revenues from clients in this industry vertical was primarily attributable to lower demand for services related to mobile applications, testing services, user experience and social practices, supported by the cross-selling capabilities of our Studios. Revenues from banks, financial services and insurance clients increased by $27.8 million, or 86.9%, to $59.8 for 2016 from $32.0 for 2015. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to high performance, analytics, cloud and mobile. Revenues from travel and hospitality clients increased by $24.5 million, or 63.0%, to $63.4 for 2016 from $38.9 for 2015. This increase is primarily attributable to large increase in demand for consumer experience and automated testing services. Revenues from clients in other verticals increased by $5.4 million, or 135.0%, to $9.4 for 2016 from $4.0 for 2015.

Revenues from our top ten clients in 2016 increased by $31.7 million, or 26.8%, to $150.2 million from revenues of $118.5 million in 2015, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for 2015, Walt Disney Parks and Resorts Online, decreased by $0.1 million, or 0.3%, to $31.0 million for 2016 from $31.1 million for 2015. Revenues from our largest client for 2016, Southwest Airlines Co., increased by $16.6 million, or 113.7%, to $31.2 million from $14.6 million for 2015.

Cost of Revenues

Cost of revenues was $191.4 million for 2016, representing an increase of $31.1 million, or 19.4%, from $160.3 million for 2015. The increase was primarily attributable to the net addition of 606 IT professionals since December 31, 2015, an increase of 13.1%, to satisfy growing demand for our services, which translated into an increase in salaries. Cost of revenues as a percentage of revenues decreased to 59.3% for 2016 from 63.2% for 2015. The decrease was primarily attributable to the lower variation in exchange rate lag with respect to actual salary increases in nominal Argentine pesos during 2016.

Salaries, employee benefits, social security taxes and share based compensation, the main component of cost of revenues, increased by $30.4 million, or 20.7% to $177.4 million for 2016 from $147.0 million for 2015. Salaries, employee benefits and social security taxes include a $0.9 million share-based compensation expense in 2016 and $0.7 million share-based compensation expense in 2015.

Depreciation and amortization expense included in the cost of revenues decreased by $0.1 million, or 2.3%, to $4.3 million for 2016 from $4.4 million for 2015.

Travel and housing decreased by $0.1 million, or 1.5%, to $6.6 million for 2016 from $6.7 million for 2015. The decrease was primarily attributable to efficiencies in the allocation of employees to projects.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $81.9 million for 2016, representing an increase of $10.3 million from $71.6 million for 2015. The increase was primarily attributable to $3.7 million increase in salaries, employee benefits, social security taxes and share based compensation related to the addition of a number of senior sales executives in our main market, the United States; a $1.7 million increase in depreciation and amortization expense; a $2.9 million increase in office and rental expenses as a result of new delivery centers; and a $1.7 million increase in Travel and housing. The increases in office expenses, rental expenses and depreciation and amortization expense were related to the opening of our new delivery centers. In addition, there was a $0.1 million increase in professional fees including audit and other professional services. Allowances for doubtful accounts increased by $0.6 million. Selling, general and administrative expenses as a percentage of revenues decreased to 25.4% for 2016 from 28.2% for 2015. Share-based compensation expense within selling, general and administrative expenses accounted for $2.7 million, or 0.8%, as a percentage of revenues for 2016, and $1.6 million, or 0.6%, as a percentage of revenues for 2015.

Impairment of Tax Credits, Net of Recoveries

During 2016, we did not record any impairment of tax credits, compared to a gain of $1.8 million for 2015. As of December 31, 2015, the remaining allowance for impairment of tax credits was offset against the carrying value of related Software Promotion Law tax credits.

Gain on Transactions with Bonds

Gain on transactions with bonds was zero for 2016 compared to $19.1 million for 2015 due to the fact that we did not engage in these types of transactions during 2016.

Finance Income

Finance income for 2016 was $16.2 million compared to $27.6 million for 2015, resulting primarily from foreign exchange gains of $6.2 million as compared to $9.2 million in 2015 and gains from short-term investments, primarily related to forward contracts, of $9.9 million as compared to $18.4 million in 2015.

Finance Expense

Finance expense decreased to $19.2 million for 2016 from $21.0 million for 2015, primarily reflecting a foreign exchange loss of $14.8 million mainly related to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso-denominated monetary assets, a loss of $3.0 million arising from held-for-trading investments and interest expense of $0.8 million. Other financial expenses totaled $0.6 million.

Other Income and Expenses, Net

Other income and expenses, net increased to a gain of $3.6 million for 2016 from a gain of $0.6 million for 2015. Our 2016 gain includes a gain of $0.4 million on the remeasurement of contingent consideration related to the acquisition of Clarice (see note 27.10.1 of our consolidated financial statements), a gain of $3.0 million related to the remeasurement at fair value of the call and put option over our non-controlling interest in Dynaflows and a gain of $0.2 million related to the bargain business combination of Difier (see note 27.10.2, of our consolidated financial statements).

Income Tax

Income tax expense amounted to $14.3 million for 2016, a decrease of $4.1 million from a $18.4 million income tax expense for 2015. The decrease in income tax expense was attributable to lower gain related to Argentine forward contracts and the reduced impact of the devaluation of the Argentine peso. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) decreased to 28.5% for 2016 from 36.8% for 2015, principally driven by the decrease in the taxable foreign exchange gain from the devaluation of Argentine pesos.

Net Income for the Year

As a result of the foregoing, we had a net income of $35.9 million for 2016, compared to $31.6 million for 2015.

2015 Compared to 2014

Revenues

Revenues were $253.8 million for 2015, representing an increase of $54.2 million, or 27.2%, from $199.6 million for 2014.

Revenues from North America increased by $49.3 million, or 30.2%, to $212.4 million for 2015 from $163.1 million for 2014. Revenues from Latin America and other countries increased by $1.7 million, or 6.9%, to $26.5 million for 2015 from $24.8 million for 2014. Revenues from Europe increased by $1.8 million, or 15.4%, to $13.5 million for 2015 from $11.7 million for 2014. Revenues from Asia amounted to $1.4 million in 2015.

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

Cost of Revenues

Cost of revenues was $160.3 million for 2015, representing an increase of $38.6 million, or 31.7%, from $121.7 million for 2014. The increase was primarily attributable to the net addition of 1,189 IT professionals since December 31, 2014, an increase of 34.7%, to satisfy growing demand for our services, which translated into an increase in salaries and travel expenses. Cost of revenues as a percentage of revenues increased to 63.2% for 2015 from 61.0% for 2014. The increase was primarily attributable to the exchange rate lag with respect to actual salary increases in nominal Argentine pesos during 2015, increasing our average cost per employee during the year ended December 31, 2015, and also driven by the growth in our IT´s professional´s headcount.

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

Selling, General and Administrative Expenses

Selling, general and administrative expense was $71.6 million for 2015, representing an increase of $14.3 million from $57.3 million for 2014. The increase was primarily attributable to a $9.6 million increase in salaries, employee benefits, social security taxes and share based compensation related to the addition of a number of senior sales executives in our main market, the United States; a $0.7 million increase in depreciation and amortization expense; a $2.7 million increase in office and rental expenses as a result of new delivery centers. The increases in office expenses, rental expenses and depreciation and amortization expense were related to the opening of the new delivery centers. In addition, there was a $0.4 million increase in professional fees including audit and other professional services. Allowances for doubtful accounts increased by $0.1 million. Selling, general and administrative expenses as a percentage of revenues decreased to 28.2% for 2015 from 28.7% for 2014. Share-based compensation expense within selling, general and administrative expenses accounted for $1.6 million, or 0.6%, as a percentage of revenues for 2015, and $0.6 million, or 0.3%, as a percentage of revenues for 2014.

Impairment of Tax Credits, Net of Recoveries

Impairment of tax credits, net of recoveries, increased by $0.3 million from $1.8 million for 2015 compared to a gain of $1.5 million for 2014. This increase is attributable to the recovery of a portion of a portion of the Software Promotion Law credit.

Gain on Transactions with Bonds

Gain on transactions with bonds increased by $6.5 million to $19.1 million for 2015 compared to $12.6 million for 2014. This increase is explained by two factors: (i) an increase in the amount of money transacted in bonds and (ii) a increase in the spread between the implied exchange rate when comparing U.S. dollar-denominated bonds purchased in the U.S. debt markets (in U.S. dollars) and the fair value of those same bonds in the Argentine debt markets (in Argentine pesos).

Finance Income

Finance income for 2015 was $27.6 million compared to $10.3 million for 2014, resulting primarily from foreign exchange gains of $9.2 million as compared to $6.4 million in 2014 and investment gains of $18.4 million as compared to $3.8 million in 2014.

Finance Expense

Finance expense increased to $21.0 million for 2015 from $11.2 million for 2014, primarily reflecting a foreign exchange loss of $19.3 million mainly related to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso-denominated monetary assets, and interest expense of $1.0 million. Other financial expenses totaled $0.7 million.

Other Income and Expenses, Net

Other income and expenses, net decreased to a gain of $0.6 million for 2015 from a gain of $0.4 million for 2014. Our 2015 gain was primarily related to the valuation at fair value of the 22.7% share interest in Dynaflows. Our 2014 gain was primarily attributable to the business combination of BlueStar Peru.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities. In July 2014, we raised $40.5 million in our initial public offering, net of underwriting fees and expenses. For the year 2016, we derived 89.9% of our revenues from clients in North America and Europe pursuant to contracts that are entered into by our subsidiaries located in the United States and the United Kingdom.

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

The following table sets forth our historical capital expenditures for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016(***)	2015(**)	2014(*)
	(In thousands)
Capital expenditures	$21,856	$16,859	$11,985

*	Excludes impact of Bluestar Peru acquisition.
**	Excludes impact of Clarice and Dynaflows acquisitions
***	Excludes impact of WAE, Difier and L4 acquisitions

Investments

During 2014, we invested $12.0 million in capital expenditures, primarily for the final payments related to the acquisitions of delivery centers in Bahía Blanca, La Plata, Mar del Plata and Tucumán. We also invested in new delivery centers in Mexico City, Mar del Plata in Argentina, Bogotá in Colombia and client management location in New York in the United States.

During 2015, we invested $16.9 million in capital expenditures, primarily in setting up our delivery centers in Mexico City, Mexico, Pune, India, Buenos Aires, Argentina and Medellin, Colombia. We also invested in the acquisition of land in Tandil, Argentina, where we plan to build a new facility to consolidate our regional delivery centers.

During 2016, we invested $21.9 million in capital expenditures, primarily to establish our delivery centers in Mexico City, Mexico, Pune, India and Bogota, Colombia.

Acquisitions

On October 10, 2014, we acquired 100% of the capital stock of BlueStar Holdings. The aggregate purchase price under the stock purchase agreement amounted to $1.4 million, equal to the net working capital of BlueStar Holdings as of the acquisition date.

On May 14, 2015, we acquired Clarice, an innovation consulting and software development firm in India, for an aggregate purchase price of up to $20.2 million, $10.9 million of which is payable on a deferred basis and subject to reduction upon the occurrence of certain events relating, among other things, to Clarice’ gross revenue and gross profit for the following three years.

On May 23, 2016 we acquired WAE, a a service design consultancy, specializing in three distinct but complementary service offerings (Research, Strategy and Creative) for an aggregate purchase price of $19.9 million, of which $11.4 million is payable on a deferred basis and subject to reduction upon the occurrence of certain events relating to, among other things, WAE’s gross revenue and gross profit for the following two years.

On November 14, 2016, we entered into a stock purchase agreement with 3C to purchase 100% of the capital stock of Difier for an aggregate purchase price of $0.025 million. Difier is engaged in the business of providing information technology support services to 3C, which has been and remains the only customer of Difier.

On November 14, 2016, we acquired 100% of shares of L4 Mobile, LLC (“L4”). L4 offers the digital product consulting, design, development and quality assurance services necessary to build and manage robust digital products. The aggregate purchase price amounted to $20.4 million, of which $9.4 million is payable on a deferred basis and subject to reduction upon the occurrence of certain events relating, among other things, to WAE’ gross revenue and gross profit for the following two years.

As of December 31, 2016, we had cash and cash equivalents and investments of $59.9 million.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	For the year ended December 31,
	2016	2015	2014

Net cash provided by (used in) operating activities	31,480	(5,315)	14,296

Net cash (used in) provided by investing activities	(27,999)	5,531	(23,681)

Net cash provided by financing activities	7,699	1,998	28,468

Effect of exchange rate changes on cash and cash equivalents	2,632	311	(1,939)

Cash and cash equivalents at beginning of the year	36,720	34,195	17,051
Cash and cash equivalents at end of the year	50,532	36,720	34,195
Net increase in cash and cash equivalents at end of the year	13,812	2,525	17,144

Operating Activities

Net cash provided by operating activities consists primarily of profits before taxes adjusted for non-cash items, including depreciation and amortization expense, and the effect of working capital changes.

Net cash provided by operating activities was $31.5 million for the year ended December 31, 2016 as compared to net cash used in operating activities of $5.3 million for the year ended December 31, 2015. This increase of $36.8 million in net cash provided by operating activities was primarily attributable to a $29.6 million increase in profit before income tax expense adjusted for non-cash-items, a $4.9 million increase in working capital and a $2.3 million decrease in income tax payments.

Changes in working capital in the year ended December 31, 2016 consisted primarily of a $5.8 million increase in trade receivables, a $17.1 million increase in other receivables, a $1.2 million decrease in trade payables, and a $1.8 decrease in tax liabilities, partially offset by a $3.3 million increase in payroll and social security taxes payable. The $5.8 million increase in trade receivables reflects our revenue growth. The $17.1 million increase in other receivables was mainly related to the increase in Software Promotion Regime credit. Payroll and social security taxes payable increased to $30.3 million as of December 31, 2016 from $25.6 million as of December 31, 2015, primarily as a result of the growth in our headcount in line with our expansion.

Net cash used in operating activities was $5.3 million for the year ended December 31, 2015, as compared to net cash provided by operating activities of $14.3 million for the year ended December 31, 2014. This decrease of $19.6 in net cash provided by operating activities was primarily attributable to $5.6 million increase in profit before income tax expenses adjusted for non-cash items, a $25.6 million decrease in working capital and $0.4 million decrease in income taxes paid.

Changes in working capital in the year ended December 31, 2015 consisted primarily of a $6.5 million increase in trade receivables, a $32.1 million increase in other receivables, primarily offset by a $6.9 million increase in payroll and social security taxes payable, and a $1.4 million increase in trade payables. The $6.5 million increase in trade receivables reflects our revenue growth. The $32.1 million increase in other receivables was mainly related to advance payments to IRSA (see note 20 of the consolidated financial statements included in this annual report). Payroll and social security taxes payable increased to $25.6 million as of December 31, 2015 from $21.0 million as of December 31, 2014, primarily as a result of the growth in our headcount in line with our expansion.

Investing Activities

Net cash of $28.0 million was used in investing activities for the year ended December 31, 2016 as compared to $5.5 million of net cash provided by investing activities during the year ended December 31, 2015. During the year ended December 31, 2016, we invested in mutual funds and sovereign bonds, which generated a cash flow of $20.4 million, and we also invested $24.0 million in fixed and intangible assets and $23.3 million in acquisition-related transactions, and we lost proceeds of $1.1 million from forward contracts.

Net cash of $5.5 million was provided by investing activities for the year ended December 31, 2015, as compared to net cash used of $23.7 million for the year ended December 31, 2014. During the year ended December 31, 2015, we invested in mutual funds and sovereign bonds, which generated a cash flow of $27.4 million, $17.7 million in fixed and intangible assets and $11.3 million in acquisition-related transactions, and we received proceeds of $7.2 million from forward contracts.

Financing Activities

Net cash of $7.7 million was provided by financing activities for the year ended December 31, 2016, as compared to $2.0 million of net cash provided by financing activities for the year ended December 31, 2015. During the year ended December 31, 2016, we received $1.9 million for the issuance of shares under our share-based compensation plan and $6.4 proceeds from subscription agreement and paid borrowing for $0.5 million.

Net cash of $2.0 million was provided by financing activities during the year ended December 31, 2015 as compared to $28.5 million provided by financing activities in the year ended December 31, 2014. During the year ended December 31, 2015, we received $2.2 million from the issuance of shares under our share-based compensation plan and paid borrowing for $0.5 million.

Future Capital Requirements

We believe that our existing cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. In addition, as of December 31, 2016, IAFH Global S.A. had recognized an aggregate of $5.7 million in value-added tax credits. We expect to monetize the value of those value-added tax credits by way of cash reimbursement from AFIP during 2017.

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

In accordance with Argentine and Uruguayan companies law, our subsidiaries incorporated in Argentina and in Uruguay must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respective issued share capital. As of December 31, 2016, required legal reserves at our Argentine subsidiaries amounted to $0.9 million and had been set aside as of that date. As of that date, our Uruguayan subsidiary had set aside a legal reserve of $0.04 million, which was fully constituted.

Argentina Law No. 27,260, published on July 22, 2016 in the Argentine government's official gazette, eliminated the 10% withholding tax on distributions. Therefore, distributions to our Spanish holding company from our Argentine subsidiaries are not subject to Argentine withholding tax.

In accordance with Brazilian law, 5% of the net profit of our Brazilian subsidiary must be allocated to form a legal reserve, which may not exceed 20% of its capital. Our Brazilian subsidiary may refrain from allocating resources to the legal reserve during any fiscal year in which the balance of such reserve exceeds 30% of its capital. Our Brazilian subsidiary did not have a legal reserve as of December 31, 2016.

In accordance with Colombian companies law, our Colombian subsidiary must set aside at least 10% of its net income (determined on the basis of its statutory accounts) in each year to legal reserves, until such reserves equal 50% of its issued share capital. As of December 31, 2016, its legal reserves amounted to $0.0004 million and were fully set aside.

Colombia Law No 1,819, published on December 29, 2016, introduced a withholding tax of 5% on dividend distributions to non-resident. This new fiscal obligation is not applicable to our shareholder due to the tax treaty agreement between Colombia and Spain, entered in force on October 28, 2008.

In accordance with Spanish companies law, our Spanish subsidiary, Globant S.A., must set aside at least 10% of its net income (determined on the basis of its statutory accounts) in each year to legal reserves, until such reserves equal 20% of its issued share capital. As of December 31, 2016, no reserves had been set aside.

In accordance with Mexican law, our Mexican subsidiary must set aside at least 5% of its net income for each year to a legal reserve, until such reserve equals 20% of its issued share capital. As of December 31, 2016, no reserves had been set aside.

In accordance with Peruvian law, our Peruvian subsidiary must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 20% of its issued share capital. As of December 31, 2016, no reserves had been set aside.

In accordance with Chilean law, our Chilean subsidiary is not obliged to appropriate any fixed amount of profit to a legal reserve. As of December 31, 2016, there is no legal reserve constituted.

In accordance with Indian law, our Indian subsidiary must set off all losses incurred by it (including carried over losses from the previous financial year) and make a provision for depreciation (including depreciation for the previous year if it was not already provided for) against the profits earned by it prior to declaring any dividends. Since the declaration of dividends under Indian law is discretionary, our Indian subsidiary is not required to allocate a specific portion of its annual profits to a designated legal reserve for purposes of declaring dividends. As of December 31, 2016, the legal reserve amounted to 0.02 million for our Indian subsidiary.

In addition, with respect to our Argentine subsidiaries, although the transfer of funds abroad by local companies in order to pay annual dividends to foreign shareholders does not require formal approval by the Argentine Central Bank, in the past, the decrease in availability of U.S. Dollars in Argentina had led the Argentine government to impose informal restrictions on local companies and individuals for purchasing foreign currency for the purpose of making payments abroad, such as dividends. Even when the new Argentine administration has lifted most of the foreign exchange restrictions providing greater flexibility and access to the foreign exchange market, the imposition of future exchange restrictions could impair or prevent the conversion of anticipated dividends or distributions payable to us by those subsidiaries from Argentine pesos into U.S. dollars. For further information on these exchange controls, see “Risk Factors — Risks Related to Operating in Latin America and Argentina — Argentina — The imposition in the future of restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina.” and “Information on the Company — Business Overview — Regulatory Overview — Foreign Exchange Controls.”

Equity Compensation Arrangements

On July 3, 2014, our board of directors and shareholders approved and adopted the 2014 Equity Incentive Plan, which was amended by our board of directors on May 9, 2016 to increase the number of common shares that may be issued as stock awards from 1,666,667 to 3,666,667.

Under the terms of our 2014 Equity Incentive Plan, from its adoption until the date of this annual report, we have granted to members of our senior management and certain other employees 30,000 stock awards, as well as options to purchase 2,220,847 common shares. Most of the options under the plan were granted with a vesting period of four years, 25% of the options becoming exercisable on each anniversary of the grant date. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date. Upon exercise of the option, each employee share option converts into one common share of Globant. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date).

Share-based compensation expense for awards of equity instruments to employees is determined based on the grant-date fair value of the awards. Fair value is calculated using the Black-Scholes option pricing model.

There were 1,724,614 outstanding stock options as of December 31, 2014, 1,933,239 outstanding stock options as of December 31, 2015 and 2,658,595 outstanding stock options as December 31, 2016. For 2016, 2015 and 2014, we recorded $3.6 million, $2.4 million and $0.6 million of share-based compensation expense related to these share option agreements, respectively.

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

We evaluate goodwill for impairment at least annually, or more frequently when there is an indication that the unit may be impaired. When determining the fair value of our cash generation unit, we utilize the income approach using discounted cash flow. The income approach considers various assumptions including increase in headcount, headcount utilization rate and revenue per employee, income tax rates and discount rates. We considered the following assumptions as of December 31, 2016: projected cash flows for the following five years, the average growth rate considered was 24.2% and the rate used to discount cash flows was 14.11%.

Any adverse changes in key assumptions about the businesses and its prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon our evaluation of goodwill, no impairments were recognized during 2016, 2015 and 2014.

Income Taxes

Determining the consolidated provision for income tax expense, deferred income tax assets and liabilities, involves significant judgment. The provision for income taxes includes federal, state, local and foreign taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences in each of the jurisdictions where we operate of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes.

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

Share-based compensation plan

Under our share-based compensation plan for employees is measured based on fair value of our shares at the grant date and recognized as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

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

Call option over non-controlling interest

As of December 31, 2016 and 2015, we held a call option to acquire the remaining outstanding 33.27% interest in Dynaflows S.A., which could be exercised from October 22, 2020 until October 21, 2021. We calculated the fair value of this option using the Black-Scholes option model. The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, maturity, risk-free interest rate, value of the underlying asset and dividend yield.

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

Recoverability of internally generated intangible asset

During the year, we considered the recoverability of the internally generated intangible asset that is included in our consolidated financial statements as of December 31, 2016 and 2015 with a carrying amount of $3,904 and $2,497, respectively.

During the year ended December 31, 2016, we conducted a detailed sensitivity analysis, in which we considered revenue from customers and internal usage. Based on our analysis, we believe that the carrying amount of the asset will be recovered in full. We will continue to closely monitor the recoverability of the asset, and adjustments may be made in future periods if market activity indicates that such adjustments are appropriate.

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

Useful lives of property and equipment and intangible assets

We review the estimated useful lives of property and equipment and intangible assets at the end of each reporting period. We determined that the useful lives of the assets included as property and equipment and intangible assets are in accordance with their expected lives.

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

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each client, historical collections experience and other information, including the aging of the receivables. As of December 31, 2016, our allowance for doubtful accounts represented less than 0.2% of our net revenues. If the financial condition of our clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Application of New and Revised International Financial Reporting Standards

New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 9	Financial Instruments[1]
IFRS 15	Revenue from contracts with customer[1]
Amendment to IFRS 15	Revenue from contracts with customer[1]
IFRS 16	Leases[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its
Associate or Joint Venture[3]
Amendment to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses[4]
Amendment to IAS 7	Financial reporting disclosure[4]
Amendments to IFRS 2	Share-based payments[1]
Amendments to IFRS 1, 12 and IAS 28	Annual improvements 2014 -2016 Cycle1- 4
IFRIC 22	Foreign Currency Transactions and Advance Consideration[1]

1 Effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

2 Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted if IFRS 15 has also been applied.

3 Effective date deferred indefinitely.

4 Effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.

•	In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, which introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. On July 24, 2014, the IASB published the final version of IFRS 9 'Financial Instruments'. IFRS 9, as revised in July 2014, introduces a new expected credit loss impairment model. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised. Also limited changes to the classification and measurement requirements for financial assets by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Based on the analysis of the Company’s financial assets and financial liabilities as of December 31, 2016 on the basis of the facts and circumstances that exists at that date, the directors of the Company have performed a preliminary assessment of the impact of IFRS 9 to the Company’s consolidated financial statements as follows:

•	Classification and measurement: all financial assets and financial liabilities will continue to be measured on the same bases as is currently adopted under IAS 39.
•	Impairment: no financial assets are measured at amortized cost.
•	Hedge accounting: the management of the Company does not anticipate that the application of the IFRS 9 Hedge accounting requirements will have a material impact on the Company’s consolidated financial statements.

It should be noted that the above assessment were made base on an analysis of the Company’s financial assets and financial liabilities as of December 31, 2016 on the bases of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application of IFRS 9, which is expected to be January 1, 2018 as the Company does not intend to early apply the standard, the assessment of the potential impact is subject to change.This new standard is effective for periods beginning on or after January 1, 2018.

•	On May 28, 2014 the IASB published its new revenue Standard, IFRS 15 “Revenue from Contracts with Customers”. IFRS 15 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations when it becomes effective. The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer or promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the standard introduces a five-step approach to revenue recognition:

•	Step 1: Identify the contract with the customer
•	Step 2: Identify the performance obligations in the contract
•	Step 3: Determine the transaction price
•	Step 4: Allocate the transaction price to the performance obligations in the contracts
•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

On April 12, 2016 the IASB has published amendments with clarifications to IFRS 15 'Revenue from Contracts with Customers'. The amendments address the following topics: identifying performance obligations, principal versus agent considerations, and licensing, and provide some transition relief for modified contracts and completed contracts.

Under IFRS 15, an entity recognises revenue when or as performance obligation is satisfied, i.e. when control of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application (e.g. January 1, 2017), i.e. without restating the comparative period. They will only need to apply the new rules to contracts that are not completed as of the date of initial application. The Management do not intend to early apply the standard and intend to use the modified retrospective method upon adoption.

The Company has completed an initial impact assessment of the new standard by completing a survey of all businesses identifying the likely impact of IFRS 15. This was a tailored questionnaire based on the known impacts of the new standard on technology services companies. Management is still in the process of assessing the full impact of the application of IFRS 15 on the Company´s consolidated financial statements and it is not practicable to provide a reasonable financial estimate of the effect until the management complete the detail review, including, but not limited to, variable consideration contracts and performance obligations where multiple services are provided in individual contracts.

•	On January 13, 2016, the IASB issued the IFRS 16 which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, with the distinction between operating and finance leases removed, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value to be accounted for by simply recognizing an expense, typically straight line, over the lease term. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 supersedes IAS 17 and related interpretations. Furthermore, extensive disclosures are required by IFRS 16. As of December 31, 2016, the Group has non–cancellable operating lease commitment of $30,628 for office space and office equipment. IAS 17 does not require the recognition of any right-of-use or liability for future payments for these leases; instead, certain information is disclosed as operating lease commitment in note 26. If these arrangements meet the definition of a lease under IFRS 16, the Company will recognize a right–of–use asset and a liability in respect of them unless they qualify of a low value or short–term leases upon the application of IFRS 16. In contrast, for finance leases where the Company is a lessee, the Company will recognize an asset and a related finance lease liability for the lease arrangement. Management are currently assessing its potential impact of the application of IFRS 16. It is not practicable to provide a reasonable estimate of the financial effect on the amounts recognized in the Company´s consolidated financial statements until the management complete the review. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application being permitted if IFRS 15 has also been applied. The Company has not opted for early application.

•	On September 11, 2014, the IASB issued amendments to IFRS 10 and IAS 28. These amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:
◦	require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);
◦	require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognised only to the extent of the unrelated investors’ interests in that associate or joint venture.

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

•	On January 19, 2016, the IASB issued the amendment IAS 12 Income Taxes to clarify the following aspects:
◦	Unrealised losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use.
◦	The carrying amount of an asset does not limit the estimation of probable future taxable profits.
◦	Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.
◦	An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilisation of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The management of the Company does not anticipate that the application of these amendments will have a material impact on the Group's consolidated financial statements. The amendment is effective for annual periods beginning on or after January 1, 2017, with earlier application being permitted.

•	On January 29, 2016, the IASB published amendments to IAS 7 as part of its disclosure initiative (i.e., projects to improve the effectiveness of financial reporting disclosures). The objective of the amendments is to clarify IAS 7 to improve information provided to financial statement users about an entity’s financing activities. The amendments require that an entity disclose, to the extent necessary to meet the disclosure objective, the following changes in liabilities arising from financing activities:
◦	changes from financing cash flows;
◦	changes arising from obtaining or losing control of subsidiaries or other businesses;
◦	the effect of changes in foreign exchange rates;
◦	changes in fair values; and
◦	other changes.

The IASB defines liabilities arising from financing activities as liabilities “for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities.” The amendments indicate that the new disclosure requirements also apply to changes in financial assets that meet this definition. The amendments state that one way to meet the new disclosure requirements is to provide “a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. The directors of the Company do not anticipate that the application of these amendments will have a material impact on the Group's consolidated financial statements. The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

•	On June 20, 2016, the IASB issued amendments to IFRS 2 (share-based payments). The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The directors of the Company do not anticipate that the application of these amendments will have a material impact on the Group's consolidated financial statements. The amendments are effective prospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

•	On December 8, 2016, the IASB issued amendments to the following standards as result of the IASB's annual improvements 2014-2016 project:
◦	IFRS 1 (First time adoption of International Financial Reporting Standards): Deletes the short-term exemptions in paragraphs E3–E7 because they have now served their intended purpose.
◦	IFRS 12 (Disclosure of interests in other entities): Clarifies the scope of the standard by specifying that the disclosure requirements in the standard, except for those in paragraphs B10–B16, apply to an entity’s interests listed in paragraph 5 that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5 (Non-current assets held for sale and discontinued operations).
◦	IAS 28 (Investments in associates and joint ventures): Clarifies that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organisation, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by- investment basis, upon initial recognition.

The management of the Company does not anticipate that the application of these amendments will have a material impact on the Group's consolidated financial statements. The amendments to IFRS 1 and IAS 28 are effective for annual periods beginning on or after January 1, 2018 and the amendment to IFRS 12 for annual periods beginning on or after January 1, 2017. Early adoption is permitted.

•	On December 8, 2016, the IASB published IFRIC 22, which was developed by the IFRS Interpretations Committee to clarify the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The interpretation is being issued to reduce diversity in practice related to the exchange rate used when an entity reports transactions that are denominated in a foreign currency in accordance with IAS 21 in circumstances in which consideration is received or paid before the related asset, expense, or income is recognized.

The interpretations are effective prospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

The management of the Company does not anticipate that the application of these amendments will have a material impact on the Group's Financial Statements.

C. Research and Development, Patents and Licenses, etc.

See “Business Overview — Intellectual Property.”

D. Trend Information

See “— Operating Results — Factors Affecting Our Results of Operations.”

E. Off-Balance Sheet Arrangements

As of and for the three years ended December 31, 2016, we were not party to any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of December 31, 2016 and the effect such obligations are expected to have on our liquidity and cash flows.

	Payments due by period (in thousands)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Borrowings	$156	$156	$—	—	—
Interest to be paid on borrowings	12	12	—	—	—
Operating lease obligations (1)	30,628	10,401	14,427	4,970	830
Other financial liabilities (2)	31,826	12,602	14,835	4,389	—
Total	$62,622	$23,171	$29,262	$9,359	$830

(1)	Includes rental obligations and other lease obligations.
(2)	Relates to Huddle acquisition, Clarice, Dynaflows, WAE and L4. See note 23 to our audited consolidated financial statements.

G. Safe harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Statements Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

The table below sets forth information concerning our directors as of March 20, 2017.

Name	Position	Age	Date of Appointment	Current Term Expiring at Annual Meeting of Shareholders to Be Held in Year
Martín Migoya	Chairman of the Board and Chief Executive Officer	49	May 6, 2016	2018
Martín Gonzalo Umaran	Director and Chief of Staff	48	July 15, 2014	2017
Guibert Andrés Englebienne	Director and Chief Technology Officer	50	July 15, 2014	2017
Francisco Álvarez-Demalde	Director	38	May 4, 2015	2019
Mario Eduardo Vázquez	Director	81	May 6, 2016	2019
Philip A. Odeen	Director	81	May 4, 2015	2018
David J. Moore	Director	64	May 4, 2015	2018
Marcos Galperin	Director	45	May 6, 2016	2019
Timothy Mott	Director	68	May 6, 2016	2017

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

Mario Eduardo Vázquez

Mr. Vázquez has served as a member of our board of directors and chairman of Globant’s audit committee since June 2012. From 2003 to 2006, he served as the Chief Executive Officer of Grupo Telefónica in Argentina. Mr. Vázquez worked in auditing for Arthur Andersen for 33 years until his retirement in 1993, including 23 years as a partner and general director in many of Globant’s markets, including Argentina, Chile, Uruguay, and Paraguay. As former partner and general director of Arthur Andersen, Mr. Vázquez has significant experience with U.S. GAAP accounting and in assessing internal control over financial reporting. Mr. Vázquez currently serves on the board of directors of MercadoLibre, Inc. Mr. Vázquez served as a member of the board of directors of YPF, S.A. and as the president of the Audit Committee of YPF, S.A, until April 2012. He has also served as a member of the board of directors of Telefónica Argentina S.A., Telefónica Holding Argentina S.A., Telefónica Spain S.A., Banco Santander Rio S.A., Banco Supervielle Societe General S.A., and CMF Banco S.A., and as alternate member of the board of directors of Telefónica de Chile S.A. Mr. Vázquez received a degree in public accounting from the Universidad de Buenos Aires. We believe that Mr. Vázquez is qualified to serve on our board of directors due to his financial expertise and his experience serving as a director of other companies.

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

Senior Management

Our group senior management is made up of the following members:

Name	Position
Martín Migoya	Chief Executive Officer
Martín Gonzalo Umaran	Chief of Staff
Guillermo Marsicovetere	Chief Operating Officer
Guibert Andrés Englebienne	Chief Technology Officer (Global)
Nestor Nocetti	Executive Vice President, Corporate Affairs
Alejandro Scannapieco	Chief Financial Officer
Natalia Kanefsck	Chief Accounting Officer
Guillermo Willi	Chief People Officer
Gustavo Barreiro	Chief Information Officer
Patricio Pablo Rojo	General Counsel
Wanda Weigert	Director of Communications & Marketing
Patricia Pomies	Chief Delivery Officer

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

Alejandro Scannapieco

Mr. Scannapieco has been our Chief Financial Officer since 2008. From 2002 to 2008, he worked as Chief Financial Officer at Microsoft South Cone, headquartered in Buenos Aires, where he was responsible for the Finance & Accounting, Business Support and Procurement & Facilities divisions for Microsoft in Argentina, Bolivia, Chile, Paraguay and Uruguay. Prior to 2002, Mr. Scannapieco worked as a senior financial analyst at JPMorgan and a senior auditor at Ernst & Young. As our Chief Financial Officer, Mr. Scannapieco is in charge of corporate finance and business support, including mergers and acquisitions, treasury, accounting and tax and delivery center expansions. Mr. Scannapieco has a post-graduate degree in capital markets, a degree in public accounting and a bachelor’s degree in business administration from the Pontificia Universidad Católica Argentina “Santa María de los Buenos Aires.” He has also completed a post-graduate degree in finance from Torcuato Di Tella University.

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

Wanda Weigert

Mrs. Weigert has been our Director of Communications and Marketing since 2011. From 2007 to 2011, she served as a communications manager. She joined Globant in 2005 and worked for two years in the Internet marketing department as a senior consultant. From 2002 to 2005, she worked at Jota Group, a publishing house where she was responsible for the development of corporate communications tools for different multinational customers. Mrs. Weigert created and supervises Globant’s communications department. As our communications director, she coordinates Globant’s relationships with the press in Latin America, the United States and the United Kingdom. She is also responsible for developing both our internal and external communications strategies. Mrs. Weigert holds a bachelor’s degree in social communications from Universidad Austral and she completed her post-graduate studies in marketing at the Pontificia Universidad Católica Argentina “Santa Maria de los Buenos Aires.”

Patricia Pomies

Mrs. Pomies has been our Chief Delivery Officer since January 2017. In this role, Mrs. Pomies is in charge of our overall strategy related to quality of service and delivery. Mrs. Pomies first joined our company in 2012 and was previously a director of Europe, Middle East and Africa (EMEA) and on-line, insurance and travel (OIT), two of our main business units. As such, she was responsible for each unit's business and operations, with particular focus on expanding the EU market. Mrs. Pomies was director at Educ.ar Portal from 2003 to 2013, a key initiative within Argentina’s Ministry of Education for principals, teachers, students and families to adopt information and communication technologies in education. Additionally, she was responsible for content production and tracking of "Equality Connect," a program directly supported by the President of Argentina to distribute more than 3.5 million netbooks within the Argentine public education system. Mrs. Pomies has been a Professor of Social Communication at Maimonides University and Assistant Professor of Communication Sciences at the University of Buenos Aires.

B. Compensation

Compensation of Board of Directors and Senior Management

The total fixed and variable remuneration of our directors and senior management for the years ended December 31, 2016, 2015 and 2014 amounted to $4.4 million, $4.2 million and $3.6 million, respectively.

We adopted an equity incentive plan in connection with the completion of our initial public offering. See “— 2014 Equity Incentive Plan”. From the adoption of this plan until the date of this annual report we granted to members of our senior management and certain other employees 30,000 stock awards, as well as options to purchase 2,220,847 common shares at an exercise price equal to the fair value of the awards at the grant date. In addition, we replaced our existing variable compensation arrangements with a new short-term incentive plan providing for the payment of cash bonuses based on the achievement of certain financial and operating performance measures.

2014 Equity Incentive Plan

On July 3, 2014, our board of directors and shareholders approved and adopted our 2014 Equity Incentive Plan, which was amended by our board of directors on May 9, 2016 to increase the number of common shares that may be issued as stock awards from 1,666,667 to up to 3,666,667. The following description of the plan is qualified in its entirety by the full text of the plan, which has been filed with the SEC as an exhibit to the registration statement previously filed in connection with our initial public offering and incorporated by reference herein.

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

Common Shares Subject to the Plan. The number of common shares that we may issue with respect to awards granted under the plan will not exceed an aggregate of 3,666,667 common shares. This limit will be adjusted to reflect any stock dividends, split ups, recapitalizations, mergers, consolidations, share exchanges, and similar transactions. If any award, or portion of an award, under the plan expires or terminates unexercised, becomes unexercisable, is settled in cash without delivery of common shares, or is forfeited or otherwise terminated or cancelled as to any common shares, the common shares subject to such award will thereafter be available for further awards under the plan. Common shares used to pay the exercise price of an award or tax obligations will not be available again for other awards under the plan.

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

A performance target may be stated as an absolute value or as a value determined relative to prior performance, one or more indexes, budget, one or more peer group companies, any other standard selected by the administrator, or any combination thereof. The administrator shall be authorized to make adjustments in the method of calculating attainment of performance measures and performance targets in recognition of: (A) extraordinary or non-recurring items; (B) changes in tax laws; (C) changes in accounting policies; (D) charges related to restructured or discontinued operations; (E) restatement of prior period financial results; and (F) any other unusual, non-recurring gain or loss that is separately identified and quantified in our financial statements. Notwithstanding the foregoing, the administrator may, in its sole discretion, modify the performance results upon which awards are based under the plan to offset any unintended results arising from events not anticipated when the performance measures and performance targets were established.

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

Notwithstanding the foregoing, the vesting schedule of all of the outstanding stock options granted to certain senior executives will be accelerated in the event of a transaction resulting in a change in control if (i) no provision is made in connection with the transaction for the continuation or assumption of the relevant executive's outstanding options by, or for the substitution of the equivalent awards of, the surviving or successor entity or a parent thereof, or (ii) the relevant executive is dismissed without cause within a two-year period following the change in control.

Amendment and Termination. No award will be granted under the plan after the close of business on the day before the tenth anniversary of the effective date of the plan. Our board of directors may amend or terminate the plan at any time. Shareholder approval is required to reprice underwater options.

Director Compensation

Independent members of our board of directors receive cash compensation for their services as directors and reimbursement of reasonable and documented costs and expenses incurred by them in connection with attending any meetings of our board of directors or any committees thereof. Members of our senior management who are members of our board of directors (Messrs. Migoya, Umaran and Englebienne) have received and will continue receiving cash compensation for their services as executive officers. See “— Compensation of Board of Directors and Senior Management.”

In 2016, we paid an aggregate of $287,500 in director fees to certain members of our board of directors who are considered independent.

Members of our senior management who are members of our board of directors and the directors who continue to provide services to, or are affiliated with WPP, will not receive compensation from us for their service on our board of directors. Accordingly, Messrs. Migoya, Umaran, Englebienne and Moore will not receive compensation from us for their service on our board of directors. Only those directors who are considered independent directors under the corporate governance rules of the NYSE will be eligible, subject to our shareholders’ approval, to receive compensation from us for their service on our board of directors. Messrs. Galperin, Odeen, Álvarez-Demalde and Vázquez and other independent directors will be paid annually a cash amount ranging between $50,000 and $100,000.

In 2016, we granted options to purchase our common shares to Martin Migoya, Martin Umaran, Guibert Englebienne and Francisco Alvarez-Demalde in the amounts of 120,000, 25,000, 40,000 and 27,000, respectively, vesting in equal parts over four years commencing on the first anniversary of the date of each grant.

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

In 2016, our compensation committee approved an amendment to Martín Migoya's noncompetition agreement to increase his compensation to 36 times the highest monthly compensation paid to him during the 12-month period immediately preceding the date of termination of his employment. In addition, our compensation committee approved an amendment each founder's noncompetition agreement so that the compensation calculation will include the proportional amount of any variable annual cash compensation payable to each founder, at target amounts, and that each founder will be entitled to receive continued health coverage and life insurance after the termination of their employment and for a period of 36 months in the case of Martín Migoya and 24 months for the other founders.

In addition, our compensation committee approved the execution of a noncompetition agreement with Mr. Marsicovetere, our Chief Operating Officer, under substantially similar terms and conditions to those applicable to those of Messrs. Umaran, Englebienne and Nocetti.

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

Compensation Committee

Our compensation committee reviews, recommends and approves policy relating to compensation and benefits of our officers and directors, administers our common shares option and benefit plans and reviews general policy relating to compensation and benefits. Duties of our compensation committee include:

•	reviewing and approving corporate goals and objectives relevant to compensation of our directors, chief executive officer and other members of senior management;
•	evaluating the performance of the chief executive officer and other members of senior management in light of those goals and objectives;
•	based on this evaluation, determining and approving the compensation of the chief executive officer and other members of senior management;
•	administering the issuance of common shares options and other awards to members of senior management and directors under our compensation plans; and
•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

The current members of our compensation committee are Mr. Vázquez, Odeen and Galperin, with Mr. Vázquez serving as chairman. Each of Messrs. Vázquez, Odeen and Galperin satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE.

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

The current members of our corporate governance and nominating committee are Mssrs. Galperin, Odeen and Vázquez, with Mr. Vázquez serving as chairman. Each of Messrs. Galperin, Vázquez and Odeen satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE.

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

As of December 31, 2016, 2015 and 2014, on a consolidated basis, we had 5,631, 5,041 and 3,775 employees, respectively.

As of December 31, 2016, we had 68 Globers, principally at our delivery center located in Rosario, Argentina, who are covered by a collective bargaining agreement with FAECYS, which is renewed on an annual basis

The following tables show our total number of full-time employees as of December 31, 2016 broken down by functional area and geographical location:

Number of employees
Technology	4,867
Operations	352
Sales and Marketing	82
Management and administration	330
Total	5,631

Number of employees
Argentina	2,746
Brazil	44
Colombia	842
Chile	101
United Kingdom	37
Uruguay	477
United States	437
Mexico	371
Peru	77
India	469
Spain	30
Total	5,631

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

Employee retention is one of our main priorities and a key driver of operational efficiency and productivity. We seek to retain top talent by providing the opportunity to work on cutting-edge projects for world-class clients, a flexible work environment, training and development programs, and non-traditional benefits. The total attrition rate among our Globers was 19.3%, 17.7% and 20.2% for the years ended December 31, 2016, 2015 and 2014, respectively.

Training and Development

We dedicate significant resources to the development and professional growth of our employees through training programs, career plans, mentoring, talent assessment, succession planning and performance management.

In 2015, Globant Academy was launched. Globant Academy is a continuous training program in which all of our training efforts are consolidated and formalized within four distinct schools (Technology, Leadership, Institutional and Languages).

The Technology School was created to promote science, technology, engineering, software development and design. The Leadership School is for self-development, which facilitates training on social skills in order to become a successful leader. The Corporate School was created to educate our employees about our internal processes and procedures.  The Language School is to support learning and practicing the most popular languages in the industry.

Depending on the requirements of the particular program, we employ various training methodologies such as e-learning, virtual learning, face-to-face and blended learning.

We also utilize specific programs to recruit, train and develop our employees. Bootcamps is a program to select, train and hire talented employees. Through Our U-Grow is a program to educate university students about technologies, processes and methodologies while they intern with us. This program also serves as a recruitment source of junior-level employees.  Acamica is an e-learning platform to provide technical training through in-person courses and videos.

Compensation

We offer our Globers a compensation package consisting of salary and, for the top five percent of performers, an annual performance bonus. Also, depending on the Glober’s position, they are eligible to participate in our short term incentive plan, which includes a potential payment of an amount equivalent to up to three months of salary. Based on the Glober’s position, bonus payments under the short term incentive plan are contingent on the accomplishment of key performance metrics included within three categories of bonuses: (a) the Globant bonus, (b) a performance bonus and (c) a manager feedback bonus. The key performance metrics are (i) our overall revenue and EBITDA for the Globant bonus, (ii) project/account revenue or project/account gross margin, depending on the Glober’s role, for the performance bonus and (iii) several additional metrics such as CSat, participation in mandatory trainings, process adherence metrics, and manager feedback amongst others, for the management feedback bonus. We offer our key employees a long-term incentive program in the form of share-based compensation.

We also offer several non-traditional benefits including: subsidized company trips, flex-time policies, extended maternity and paternity leave, competitive health plans, corporate discount programs, yoga classes, stretching classes,among others.

E. Share Ownership

Share Ownership

The total number of shares of the company beneficially owned by our directors and executive officers, as of the date of this annual report, was 2,076,130 (includes common shares subject to options currently exercisable and options exercisable within 60 days of March 20, 2017), which represents 5.88% of the total shares of the company. See table in “Major Shareholders and Related Party Transactions — Major Shareholders.”

Share Options

See “— Compensation — Compensation of Board of Directors and Senior Management — 2014 Equity Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of March 20, 2017, by:

•	each of our directors and members of senior management individually;
•	all directors and members of senior management as a group; and
•	each shareholder whom we know to own beneficially more than 5% of our common shares.

As of March 20, 2017, we had 34,869,819 issued and outstanding common shares. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, to receive the economic benefit of ownership of the securities, or has the right to acquire such powers within 60 days. Common shares subject to options, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of March 20, 2017 are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. As of March 20, 2017, we had 123 holders of record in the United States with approximately 70.55 % of our issued and outstanding common shares.

	Number	Percent
Directors and Senior Management
Francisco Álvarez-Demalde (1)	3,175	*
Gustavo Barreiro (2)	53,885	*
Guibert Englebienne (3)	365,508	1.05%
Marcos Galperin (4)	22,170	*
Natalia Kanefsck (5)	3,735	*
Guillermo Marsicovetere (6)	39,465	*
Martín Migoya (7)	402,633	1.15%
Timothy Mott (8)	22,200	*
Nestor Nocetti (9)	407,343	1.17%
Philip A. Odeen (10)	22,170	*
Patricio Pablo Rojo (11)	81,249	*
Alejandro Scannapieco (12)	60,122	*
Martín Umaran (13)	512,161	1.47%
Mario Vázquez (14)	22,170	*
Guillermo Willi (15)	47,102	*
David Moore	-	*
Wanda Weigert (16)	7,500	*
Patricia Pomies (17)	3,542	*
All executive officers and directors as a group	2,076,130	5.95%
*Less than 1%
5% or More Shareholders:
WPP Luxembourg Gamma Three S.á.r.l. (18)	6,687,548	19.18%
Capital World Investors (19)	3,778,613	10.84%
GIC Private Limited (20)	2,514,950	7.21%
BlackRock, Inc. (21)	1,800,418	5.16%
JPMorgan Chase & Co. (22)	2,200,137	6.31%
Entities affiliated with Morgan Stanley (23)	1,751,560	5.02%

(1)	Represents 3,175 common shares held by NPI Group Family Limited Partnership, a family investment vehicle controlled by Mr. Alvarez-Demalde, who indirectly holds shared voting and dispositive power over the 3,175 common shares held by such company.
(2)	Includes 8,124 common shares issuable upon exercise of vested options.
(3)	Includes 36,250 common shares issuable upon exercise of vested options.
(4)	Represents 22,170 common shares issuable upon exercise of vested options.
(5)	Represents 3,735 common shares issuable upon exercise of vested options.
(6)	Includes 39,166 common shares issuable upon exercise of vested options.
(7)	Includes 96,374 common shares issuable upon exercise of vested options and 207,040 common shares held by a revocable trust formed under New Zealand law (the “Revocable Migoya Trust Shares”) formed by Mr. Migoya that was established for the benefit of Mr. Migoya, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Migoya Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the 207,040 common shares held by such company.
(8)	Includes 22,170 common shares issuable upon the exercise of vested options.
(9)	Includes 6,250 common shares issuable upon exercise of vested options and 272,770 common shares held by a revocable trust formed under New Zealand law (the “Revocable Nocetti Trust Shares”) formed by Mr. Nocetti that was established for the benefit of Mr. Nocetti, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Nocetti Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the 212,770 common shares held by such company.
(10)	Represents 22,170 common shares issuable upon exercise of vested options.
(11)	Includes 51,249 common shares issuable upon exercise of vested options.
(12)	Includes 6,250 common shares issuable upon exercise of vested options.
(13)	Includes 30,000 common shares issuable upon exercise of vested options and 359,241 common shares held by a revocable trust formed under New Zealand law (the “Revocable Umaran Trust Shares”) formed by Mr. Umaran that was established for the benefit of Mr. Umaran, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Umaran Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the 359,241 common shares held by such company.
(14)	Represents 22,170 common shares issuable upon the exercise of vested options.
(15)	Includes 37,368 common shares issuable upon the exercise of vested options.
(16)	Represents 7,500 common shares issuable upon the exercise of vested options.
(17)	Represent 3,542 common shares issuable upon the exercise of vested options.
(18)	The ultimate parent of WPP Luxembourg Gamma Three S.a r.l. is WPP plc, a company incorporated in Jersey. Paul W.G. Richardson, Group Finance Director of WPP plc, holds voting and dispositive power over the 6,687,548 common shares indirectly held by WPP plc.
(19)	Based on a Schedule 13G/A filed with the SEC on February 13, 2017. Capital World Investors, in its capacity as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act and as a division of Capital Research and Management Company, beneficially owns 3,778,613 of our common shares and has sole voting and dispositive power with respect to all 3,778,613 shares.
(20)	Based on a Schedule 13G/A filed with the SEC on February 3, 2017. GIC Private Limited beneficially owns 2,514,950 of our common shares and has sole and dispositive power with respect to 1,928,677 of such shares and shared voting and dispositive power with respect to 586,273 of such shares.
(21)	Based on a Schedule 13G filed with the SEC on January 30, 2017. BlackRock, Inc., in its capacity as a parent holding company under Rule 13d-1(b)(1)(ii)(G) of the Exchange Act, beneficially owns 1,800,418 of our common shares and has sole voting power with respect to 1,766,471 of such shares and sole dispositive power with respect to all 1,800,418 shares.
(22)	Based on a Schedule 13G filed with the SEC on January 25, 2017. JPMorgan Chase & Co., in its capacity as a parent holding company under Rule 13d-1(b)(1)(ii)(G) of the Exchange Act, beneficially owns 2,200,137 of our common shares and has sole voting power with respect to 2,051,030 of such shares, shared voting and dispositive power with respect to 5,707 of such shares and sole dispositive power with respect to 2,194,430 of such shares.
(23)	Based on a Schedule 13G filed jointly by Morgan Stanley and Morgan Stanley Investment Management Inc. ("MSIM") with the SEC on February 10, 2017. Each of Morgan Stanley and MSIM beneficially own 1,751,560 of our common shares and has sole voting power with respect to 1,427,173 of such shares, shared voting power with respect to 174 of such shares and sole dispositive power with respect to all 1,751,560 shares. The securities being reported upon by Morgan Stanley, in its capacity as a parent holding company under Rule 13d-1(b)(1)(ii)(G) of the Exchange Act, are owned, or may be deemed to be beneficially owned, by MSIM, an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act. MSIM is a wholly-owned subsidiary of Morgan Stanley.

B. Related Party Transactions

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

Other Related-Party Transactions

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

On February 10, 2012, Federacion Argentina de Empleados de Comercio y Servicios (‘‘FAECYS’’) filed a lawsuit against our Argentine subsidiary, Sistemas Globales S.A., in which FAECYS is demanding the application of its collective labor agreement to the employees of that subsidiary. According to FAECYS’s claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales’s employees from October 2006 through October 2011.

Although we believe Sistemas Globales has meritorious defenses to this lawsuit, no assurance can be provided as to what the ultimate outcome of this matter will be. In the opinion of our management and our legal advisors, an adverse outcome from this claim is not probable. Consequently, no amount has been accrued at December 31, 2016. We estimate that the amount of possible loss as of the date of issuance of these financial statements ranges between $0.7 and $0.8 million, including legal costs and expenses.

In December 2015, we received a civil investigative demand from the U.S. Attorney's Office for the Northern District of Texas (the “US DOJ”) for the production of records in connection with an investigation relating to alleged non-compliance with laws governing the application for and use of B visas during the period January 1, 2009 through December 31, 2015 (the “Relevant Period”).

In order to avoid the inconvenience and expense of litigation, we settled this matter by entering into a Settlement Agreement with the US DOJ (“Settlement Agreement”) on March 15, 2017. Under the terms of the Settlement Agreement, we denied the US DOJ’s allegations and all liability in connection with the conduct alleged by the US DOJ to have involved 21 employees from June 2010 through December 2012. Under the Settlement Agreement, we agreed, among other things, to pay an amount equal to $1.0 million. Of that amount, $500,000 is attributable to penalties connected to the above-described conduct and $500,000 is attributable to reimbursement of the US DOJ’s investigative costs. In return, the US DOJ has agreed, among other things, to release us and/or our affiliates from any civil or administrative monetary claim that the US DOJ has for the above-described conduct during the Relevant Period with respect to the foreign nationals referenced in the Settlement Agreement, subject to customary exceptions.

Our U.S. subsidiary, Globant LLC, is currently under examination by the Internal Revenue Service (“IRS”) regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. Such examination is currently in progress and, at this stage, we cannot make any predictions about the final outcome of this matter.

As of December 31, 2016, we are a party in certain labor claims where the risk of loss is considered possible. The final resolution of these claims is not likely to have a material effect on our financial position or on our results of operations.

Our U.S. subsidiary, Globant LLC, was under examination for fiscal year 2012 by the IRS regarding transfer pricing matters and others related to the activities performed by our subsidiaries in the United States. On August 31, 2016, the IRS issued a final outcome of the audit which resulted in no adjustment to the originally reported profit of us on our 2012 income tax return.

During the year ended December 31, 2016, some labor claims where the Company was involved came to final resolution and a utilization of the provision for contingencies was recorded for an amount of 400.

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

B. Significant Changes

On February 28, 2017, Globant LLC acquired 100% of shares of Ratio Cypress, LLC (“Ratio”), a limited liability company organized and existing under the laws of the State of Washington, United States. Ratio offers design, development and quality assurance services necessary to build and manage robust digital products and video streaming solutions for major media companies. Total headcount of Ratio was 45 employees with operations in United States. The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Ratio. The aggregate purchase price was $10.8 million.

On January 26, 2016, the Company signed a subscription agreement with Ignacio Moreno, Tomás Escobar, Gonzalo Orsi and Juan Badino (jointly “the Founders”); Fitory S.A., a company organized under the laws of Uruguay; Wayra Argentina S.A., a corporation organized under the laws of Argentina; Stultum Pecuniam Ventures LLC, a limited liability company organized under the laws of the state of Washington, United States; Ms. Eun Young Hwang (“Rebecca”); Acamica S.A., a company organized under the laws of Argentina (“Acamica Argentina”) and Acamica Inc, a corporation organized under the laws of the state of Delaware, United States (“Acamica US” and together with Acamica Argentina, the “Acamica Group Companies”) whereas the Founders own 100% of the capital share of Acamica Group Companies and shall form a new company organized under the laws of Spain (“Holdco”) which shall own 100% of the capital shares of Acamica US and 97% of the capital shares of Acamica Argentina. On January 3, 2017, pursuant to the terms of the subscription agreement the Company made a capital contribution of 750 to the Acamica Tecnologías S.L. (previously referred as Holdco) in exchange for a 20% ownership stake in the entity.

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

Our ordinary shares began trading on the Lux SE under the International Securities Identification Number (ISIN) code “LU0974299876” on August 11, 2016.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported (i) by the NYSE since July 18, 2014 and (ii) by the Lux SE since August 11, 2016.

	NYSE		LUXSE
Period	High	Low	High	Low
2014
July 18 - July 31	12.99	10.65	N/A	N/A
August	13.25	11.26	N/A	N/A
September	14.78	12.50	N/A	N/A
October	14.19	11.86	N/A	N/A
November	14.31	11.98	N/A	N/A
December	15.85	12.76	N/A	N/A
2015
January	15.50	13.17	N/A	N/A
February	16.89	13.24	N/A	N/A
March	22.37	17.01	N/A	N/A
April	25.71	20.54	N/A	N/A
May	26.66	20.55	N/A	N/A
June	33.02	25.85	N/A	N/A
July	35.00	27.15	N/A	N/A
August	32.98	25.34	N/A	N/A
September	33.96	25.67	N/A	N/A
October	36.80	28.62	N/A	N/A
November	38.16	32.44	N/A	N/A
December	38.23	32.60	N/A	N/A
2016
January	37.86	28.90	N/A	N/A
February	31.96	22.50	N/A	N/A
March	32.65	28.27	N/A	N/A
April	35.91	30.11	N/A	N/A
May	40.14	33.60	N/A	N/A
June	41.23	35.90	N/A	N/A
July	42.96	38.76	N/A	N/A
August With respect to Lux SE, this reflects trading from 11-31 only.	44.81	37.50	43.52	37.71
September	42.35	38.03	42.05	38.4
October	47.19	41.66	46.83	41.8
November	45.73	31.64	45.09	34.56
December	34.51	31.22	34.31	31.91
2017
January	35.52	30.90	35.1	31.19
February	37.48	32.11	36.96	32.53
March 1 - March 20	37.57	35.51	37.07	35.70

As of March 20, 2017, we had 176 holders of record of our common shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares began trading on (i) the NYSE under the symbol “GLOB” in connection with our IPO on July 18, 2014, and (ii) on the Lux SE under the ISIN code “LU0974299876”on August 11, 2016. See “ - Offering and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

The following is a summary of some of the terms of our common shares, based on our articles of association.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, as amended, which were included as an exhibit to our report on Form 6-K filed with the SEC on June 1, 2016, and applicable Luxembourg law, including Luxembourg Corporate Law.

General

We are a Luxembourg joint stock company (société anonyme ) and our legal name is “Globant S.A.” We were incorporated on December 10, 2012. We are registered with the Luxembourg Trade and Companies Register ( Registre de Commerce et des Sociétés de Luxembourg ) under number B 173 727 and have our registered office at 37A, avenue J.F. Kennedy, L-1855 Luxembourg.

Share Capital

As of December 31, 2016, our issued share capital was $41,749,483, represented by 34,791,236 common shares with a nominal value of $1.20 each, of which 143,593 were treasury shares held by us.

We had an authorized share capital, excluding the issued share capital, of $6,730,321 consisting of 5,608,601 common shares with a nominal value of $1.20 each.

Our shareholders’ meeting has authorized our board of directors to issue common shares within the limits of the authorized share capital at such times and on such terms as our board of directors may decide during a period of five years starting from the date of the publication in Luxembourg´s official gazette (Mémorial C Recueil des Sociétés et Associations) of the decision of the extraordinary general meeting of shareholders held on May 6, 2016, which publication occurred on July 21, 2016, and ends on July 21, 2021 and which period may be renewed. Accordingly, our board of directors may currently issue up to 5,530,018 common shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

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

Issuance of Common Shares

Pursuant to Luxembourg Corporate Law, the issuance of common shares requires the amendment of our articles of association by the approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting. However, the general meeting may approve an authorized share capital and authorize our board of directors to issue common shares up to the maximum amount of such authorized unissued share capital for a period ending five years from the date of publication in Luxembourg´s official gazette (Mémorial C Recueil des Sociétés et Associations / Recueil Electronique des Sociétés et Associations) of the minutes of the relevant general meeting approving such authorization. The general meeting may amend or renew such authorized share capital and such authorization of our board of directors to issue common shares.

We have an authorized share capital, excluding the issued share capital, of $6,636,021.60 and our board of directors is authorized to issue up to 5,530,018 common shares (subject to stock splits, consolidation of common shares or like transactions) with a nominal value of $1.20 per common share.

Our articles provide that no fractional shares shall be issued or exist.

Pre-emptive Rights

Unless limited, waived or cancelled by our board of directors in the context of the authorized unissued share capital or by an extraordinary general meeting of shareholders pursuant to the provisions of the articles of association relating to amendments thereof, holders of our common shares have a pro rata pre-emptive right to subscribe for any new common shares issued for cash consideration. Our articles provide that pre-emptive rights can be waived, suppressed or limited by our board of directors for a period starting from the date of the publication in the Luxembourg official gazette (Mémorial C Recueil des Sociétés et Associations) of the decision of the extraordinary general meeting of shareholders held on May 6, 2016, which publication occurred on July 21, 2016 and which ends on July 21, 2021, in the event of an increase of the issued share capital by our board of directors within the limits of the authorized unissued share capital.

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

A general meeting of our shareholders may, at any time, be convened by our board of directors, to be held at such place and on such date as specified in the convening notice of such meeting. Our articles of association provide that a general meeting of shareholders must be convened by our board of directors, upon request in written indicating the agenda, addressed to our board of directors by one or more shareholders representing at least ten percent (10%) of our issued share capital. In such case, a general meeting of shareholders must be convened and must be held within a period of one month from receipt of such request. One or more shareholders holding at least five percent (5%) of our issued share capital may request the addition of one or more items to the agenda of any general meeting of shareholders and propose resolutions. Such requests must be received at our registered office by registered mail at least 22 days before the date of such meeting.

Our articles of association provide that if our common shares are listed on a stock exchange, all shareholders recorded in any register of our shareholders are entitled to be admitted and vote at the general meeting of shareholders based on the number of shares they hold on a date and time preceding the general meeting of shareholders as the record date for admission to the general meeting of shareholders (the “Record Date”), which the board of directors may determine as specified in the convening notice. Furthermore, any shareholder, holder or depositary, as the case may be, who wishes to attend the general meeting must inform us thereof no later than on the fourteenth day preceding the date of such general meeting, or by any other date which the board of directors may determine and as specified in the convening notice, in a manner to be determined by the board of directors in the convening notice. In case of common shares held through the operator of a securities settlement system or with a depositary designated by such depositary, a holder of common shares wishing to attend a general meeting of shareholders should receive from such operator or depositary a certificate certifying the number of common shares recorded in the relevant account on the Record Date. The certificate should be submitted to us no later than three business days prior to the date of such general meeting. If the shareholder votes by means of a proxy, the proxy must be deposited at our registered office or with any agent of ours, duly authorized to receive such proxies, at the same time. Our board of directors may set a shorter period for the submission of the certificate or the proxy in which case this will be specified in the convening notice.

General meetings of shareholders shall be convened in accordance with the provisions of our articles of association and the 1915 Luxembourg Companies Act (the "1915 Companies Act"). Such law provides inter alia that convening notices for every general meeting shall contain the agenda of the meeting and shall take the form of announcements published in the Recueil Electronique des Sociétés et Associations, a new official electronic platform of central publication regarding companies and associations ("RESA"), in a Luxembourg newspaper and in the media in a manner which ensures an effective dissemination of information to the public throughout the European Economic Area and in a manner which ensures a fast access to it on a non-discriminatory basis. Notices by mail shall also be sent at least eight days before the meeting to registered shareholders but no proof need be given that this formality has been complied with. Where all the common shares are in registered form, the convening notices may be made only by registered letters.

In case an extraordinary general meeting of shareholders is convened to enact an extraordinary resolution (see below under “- Voting Rights” for further background information) and if such meeting is not quorate and a second meeting is convened, the second meeting will be convened by means of notices published twice, with a minimum interval of fifteen days between publication and at least fifteen days before the meeting, in the RESA and in two Luxembourg newspapers. Such convening notice shall reproduce the agenda and indicate the date and the results of the previous meeting.

Pursuant to our articles of association, if all shareholders are present or represented at a general meeting of shareholders and state that they have been informed of the agenda of the meeting, the general meeting of shareholders may be held without prior notice.

Our annual general meeting is held in Luxembourg, at the registered office of the company or such other place as specified in the convening notice of the meeting on the fourth Friday of April of each year at 11:00 AM local time. If that day is a legal holiday in Luxembourg, the meeting will be held on the next following Luxembourg business day.

Voting Rights

Each share entitles the holder thereof to one vote at a general meeting of shareholders.

Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of association and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary Resolutions. Pursuant to our articles of association and the 1915 Companies Act, ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution at a general meeting. Abstentions and nil votes will not be taken into account.

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

Change in nationality. Pursuant to to our articles of association, we may only change our nationality with the unanimous consent of all shareholders. Moreover, if we have bondholders, the bondholders must generally approve the change of nationality at a general meeting with a quorum of at least half of the bonds issued and the resolution must be adopted by a two-thirds majority of the bondholder votes validly cast.

Appointment and Removal of Directors. Members of our board of directors are elected by ordinary resolution at a general meeting of shareholders. Under the articles of association, all directors are elected for a period of up to four years; provided, however, that directors shall be elected on a staggered basis, with one-third of the directors being elected each year. Any director may be removed with or without cause and with or without prior notice by a simple majority vote at any general meeting of shareholders. The articles of association provide that, in case of a vacancy, our board of directors may fill such vacancy on a temporary basis by a person designated by the remaining members of our board of directors until the next general meeting of shareholders, which will resolve on a permanent appointment. The directors shall be eligible for re-election indefinitely.

Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of our common shares by non-Luxembourg residents.

Amendment to the Articles of Association

Shareholder Approval Requirements. Luxembourg law requires that amendments to our articles of association be made by extraordinary resolution. The agenda of the general meeting of shareholders must indicate the proposed amendments to the articles of association.

Pursuant to the 1915 Companies Act and our articles of association, for an extraordinary resolution to be considered at a general meeting, the quorum must generally be at least 50% of our issued share capital. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) upon a two-thirds majority of the votes validly cast on such resolution. If the quorum of 50% is not reached at this meeting, a second general meeting may be convened, in which no quorum is required, and may approve the resolution at a majority of two-third of votes validly cast.

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

Mandatory Takeover, Squeeze-Out and Sell-Out Rights under the Luxembourg Takeover Law

Mandatory bid. The Luxembourg law of May 19, 2006 implementing Directive 2004/25/EC of the European Parliament and the Council of April 21, 2004 on takeover bids ( the “Takeover Law”), provides that, if a person acting alone or in concert acquires securities of our company which, when added to any existing holdings of our securities, give such person voting rights representing at least one-third of all of the voting rights attached to the issued shares of our company, this person is obliged to make an offer for the remaining shares of our company. In a mandatory bid situation, a “fair price” is in principle considered to be the highest price paid by the offeror or a person acting in concert with the offeror for the securities during the 12-month period preceding the mandatory bid.

Squeeze-out right. The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of our company and after such offer the offeror holds at least 95% of the securities carrying voting rights and 95% of the voting rights, the offeror may require the holders of the remaining securities to sell those securities (of the same class) to the offeror. The price offered for such securities must be a fair price. The price offered in a voluntary offer would be considered a fair price in the squeeze-out proceedings if the offeror acquired at least 90% of the company’s shares carrying voting rights that were the subject of the offer. The price paid in a mandatory offer is deemed a fair price. The consideration paid in the squeeze-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining shareholders. Finally, the right to initiate squeeze-out proceedings must be exercised within three months following the expiration of the offer.

Sell-out right. The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of the company and if after such offer the offeror holds securities carrying more than 90% of the voting rights, the remaining security holders may require that the offeror purchase the remaining securities of the same class. The price offered in a voluntary offer would be considered “fair” in the sell-out proceedings if the offeror acquired at least 90% of the company’s shares carrying voting rights and which were the subject of the offer. The price paid in a mandatory offer is deemed a fair price. The consideration paid in the sell-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining shareholders of the company. Finally, the right to initiate sell-out proceedings must be exercised within three months following the expiration of the offer.

We also fall under the scope of the Luxembourg law of July 21, 2012 on the squeeze-out and sell-out of securities of companies admitted or having been admitted to trading on a regulated market or which have been subject to a public offer (the “Luxembourg Mandatory Squeeze-Out and Sell-Out Law”). The Luxembourg Mandatory Squeeze-Out and Sell-Out Law provides that, subject to the conditions set forth therein being met, if any individual or legal entity, acting alone or in concert with another, holds a number of shares or other voting securities representing at least 95% of the voting share capital and 95% of the voting rights of the company: (i) such holder may require the holders of the remaining shares or other voting securities to sell those remaining securities (the “Mandatory Squeeze-Out”); and (ii) the holders of the remaining shares or securities may require such holder to purchase those remaining shares or other voting securities (the “Mandatory Sell-Out”). The Mandatory Squeeze-Out and the Mandatory Sell-Out must be exercised at a fair price according to objective and adequate methods applying to asset disposals. The procedures applicable to the Mandatory Squeeze-Out and the Mandatory Sell-Out are subject to further conditions and must be carried out under the supervision of the Commission de Surveillance du Secteur Financier (the "CSSF").

Disclosure of transactions by persons discharging managerial responsibilities

Pursuant to Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and related regulations (collectively referred to as the “Market Abuse Regulation”), persons discharging managerial responsibilities within the company as well as persons closely associated with them, must notify the CSSF and the company of every transaction conducted on their own account (a concept that must be interpreted within the meaning of the Market Abuse Regulation) relating to our shares instruments or to derivatives or other financial instruments linked thereto. The obligation applies to any subsequent transaction once a total amount of EUR 5,000 has been reached within a calendar year, calculated by adding without netting all relevant transactions relating to the shares. The notification must be made promptly and no later than three business days after the date of the transaction. The company must ensure that any information on relevant transactions notified to it is made public promptly and no later than three business days after the transaction in a manner which enables fast access to this information on a non-discriminatory basis.

For the purpose of the Market Abuse Regulation, a “person discharging managerial responsibilities” means a person who is (a) a member of the administrative, management or supervisory body of that entity; or (b) a senior executive who is not a member of the bodies referred to in point (a), who has regular access to inside information relating directly or indirectly to that entity and power to take managerial decisions affecting the future developments and business prospects of that entity.

“Persons discharging senior managerial responsibilities” within our company are the members of our board of directors and the members of our senior management identified in this report.

Publication of regulated information

Pursuant to directive 2004/109/EC of the European Parliament and of the Council of December 15, 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted on trading on a regulated market (the “Transparency Directive”), issuers that fall within the scope of that directive are required to provide ongoing and periodic information which the directive defines as “regulated information”. As regards that regulated information, the Transparency Directive imposes three obligations on issuers:

•	publish the regulated information;

•	make this information available to an Officially Appointed Mechanism ("OAM") for the central storage of regulated information; and
•	file the regulated information with the competent authority of the relevant home European Economic Area Member State.

In accordance with article 20 of the Luxembourg law of January 11, 2008 implementing the Transparency Directive (the “Transparency Law”), issuers are required to disclose regulated information in a manner ensuring fast access to such information on a non-discriminatory basis. Thus, they shall use such media as may reasonably be relied upon for the effective dissemination of information to the public in all European Economic Area Member States.

We are required to file the aforementioned information with the OAM in Luxembourg.

All news and press releases issued by us are available on our website at www.globant.com in the “Investors” section.

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

Disclosure of significant ownership of our shares

Holders of common shares, including depositary receipts representing common shares admitted to trading on a regulated market and for which Luxembourg is the home Member State and to which voting rights are attached (the “Securities”) and derivatives or other financial instruments linked to the Securities may be subject to notification obligations pursuant to the Luxembourg law of January 11, 2008 on transparency requirements for issuers, as amended (the “Luxembourg Transparency Law”) and the Grand ducal regulation of January 11, 2008 on transparency requirements for issuers, as amended. The following description summarizes these obligations. Our common shareholders are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

The Luxembourg Transparency Law provides that, if a person acquires or disposes of Securities of the Company, and if following the acquisition or disposal, the proportion of voting rights held by the person reaches, exceeds or falls below one of the thresholds of 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% (each a “Relevant Threshold”) of the total voting rights existing when the situation giving rise to a declaration occurs, such person must simultaneously notify us and the CSSF of the proportion of voting rights held by it further to such event. The voting rights shall be calculated on the basis of all the common shares, including depositary receipts representing common shares, to which voting rights are attached even if the exercise thereof is suspended. Moreover, this information shall be given in respect of all the common shares, including depositary receipts representing common shares, which are in the same class and to which voting rights are attached. A person must also notify us and the CSSF of the proportion of his or her voting rights if that proportion reaches, exceeds or falls below the above mentioned thresholds as a result of events changing the breakdown of voting rights and on the basis of the information disclosed by us.

The same notification requirements apply to a natural person or legal entity to the extent such person or entity is entitled to acquire, to dispose of, or to exercise voting rights in any of the following cases or a combination of them:

a.	voting rights held by a third party with whom that person or entity has concluded an agreement, which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards the management of the issuer;
b.	voting rights held by a third party under an agreement concluded with that person or entity providing for the temporary transfer for consideration of the voting rights in question;
c.	voting rights attaching to Securities which are lodged as collateral with that person or entity, provided the person or entity controls the voting rights and declares his intention of exercising them;
d.	voting rights attaching to Securities in which that person or entity has the life interest;
e.	voting rights which are held, or may be exercised within the meaning of points (a) to (d), by an undertaking controlled by that person or entity;
f.	voting rights attaching to Securities deposited with that person or entity which the person or entity can exercise at his discretion in the absence of specific instructions from the Securities holders;
g.	voting rights held by a third party in its own name on behalf of that person or entity;
h.	voting rights which that person or entity may exercise as a proxy where the person or entity can exercise the voting rights at his discretion in the absence of specific instructions from the Securities holders.

The above notification requirements also apply to a natural person or legal entity that holds, directly or indirectly, financial instruments linked to our common shares.

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

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, LLC, with an address at 6201 15th Avenue Brooklyn, New York, NY 11219.

Our common shares are listed on the NYSE under the symbol “GLOB” and on the Official List of the Luxembourg Stock Exchange.

C. Material Contracts

We have not entered into any material contracts during the preceding two years which were outside the ordinary course of business. Notwithstanding the foregoing, during the preceding year and up to the date of this annual report, we have issued shares under certain subscription agreements we entered into, which include, among other terms, certain transferability restrictions on the shares issued thereunder, as set forth below:

•	In May 2016, we issued 75,221 common shares in favor of the sellers of WAE (the "WAE Subscribers") pursuant to the terms of certain subscription agreements entered into by us and the WAE Subscribers during that same month. As of the date of this annual report, such common shares are subject to certain transfer restrictions under the terms of the relevant subscription agreements, whereby the WAE Subscribers have agreed, among other terms, during a one-year period from the date of issuance of the common shares, not to offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the common shares subscribed for under the subscription agreements, provided, however, that the foregoing restrictions are subject to a range of exceptions.

•	In July 2016, we issued 23,508 common shares to the sellers of Clarice (the "Clarice Subscribers") pursuant to the terms of certain subscription agreements entered into by us and the Clarice Subscribers during that same month. As of the date of this annual report, such common shares are subject to certain transfer restrictions under the terms of the relevant subscription agreements, whereby the Clarice Subscribers have agreed, among others, during a one-year period from the date of issuance of the common shares, not to offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the common shares subscribed for under the subscription agreements, provided, however, that the foregoing restrictions are subject to a range of exceptions.

•	In November 2016, we issued 70,380 common shares in favor of the sellers of L4 Mobile (the "L4 Subscribers") pursuant to the terms of certain subscription agreements entered into by us and the L4 Subscribers during that same month. As of the date of this annual report such common shares are subject to certain transfer restrictions under the terms of the relevant subscription agreements, whereby the L4 Subscribers have agreed, among others, during a one-year period from the date of issuance of the common shares, not to offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the common shares subscribed for under the subscription agreements, provided, however, that the foregoing restrictions are subject to a range of exceptions.

•	In February 2017, we issued 34,309 common shares in favor of the sellers of Ratio (the "Ratio Subscribers") pursuant to the terms of certain subscription agreements entered into by us and the Ratio Subscribers during that same month. As of the date of this annual report such common shares are subject to certain transfer restrictions under the terms of the relevant subscription agreements, whereby the Ratio Subscribers have agreed, among others, during a one-year period from the date of issuance of the common shares, not to offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the common shares subscribed for under the subscription agreements, provided, however, that the foregoing restrictions are subject to a range of exceptions.

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

Luxembourg Tax Considerations

Introduction

The following is an overview of certain material Luxembourg tax consequences of purchasing, owning and disposing of the common shares issued by us. It does not purport to be a complete analysis of all possible tax situations that may be relevant to a decision to purchase, own or deposit our common shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it construed to be, legal or tax advice. Prospective purchasers of our common shares should consult their own tax advisers as to the applicable tax consequences of the ownership of our common shares, based on their particular circumstances. The following description of Luxembourg tax law is based upon the Luxembourg law and regulations as in effect and as interpreted by the Luxembourg tax authorities as of the date of this annual report and is subject to any amendments in law (or in interpretation) later introduced, whether or not on a retroactive basis. Please be aware that the residence concept used under the respective headings below applies for Luxembourg tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi) and personal income tax (impôt sur le revenu) generally. Corporate taxpayers may further be subject to net worth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, as well as the solidarity surcharge invariably applies to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and to the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Taxation of the company

Income tax

As the company is a fully-taxable Luxembourg company, its net taxable profit is as a rule subject to corporate income tax (“CIT”) and municipal business tax (“MBT”) at ordinary rates in Luxembourg.

The taxable profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective maximum rate of 20.33% in 2017 and 19.26% as from 2018 (inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which the company is located (6.75% in the City of Luxembourg). The maximum aggregate CIT and MBT rate consequently amounts to 27.08% in 2017 and 26.01% as from 2018 for companies located in the City of Luxembourg.

Dividends and other payments derived from shares by the company are subject to income taxes, unless the conditions of the participation exemption regime, as described below, are satisfied. A tax credit is generally granted for withholding taxes levied at source within the limit of the tax payable in Luxembourg on such income, whereby any excess withholding tax is not refundable.

Under the participation exemption regime (subject to the relevant anti-abuse rules), dividends derived from shares may be exempt from income tax if (i) the distributing company is a qualified subsidiary (“Qualified Subsidiary”) and (ii) at the time the dividend is put at the company’s disposal, the company has held or commits itself to hold for an uninterrupted period of at least 12 months shares representing a direct participation in the share capital of the Qualified Subsidiary (i) of at least 10% or of (ii) an acquisition price of at least €1.2 million. A Qualified Subsidiary means (a) a Luxembourg resident fully-taxable company limited by share capital (société de capitaux), (b) a company covered by Article 2 of the Council Directive 2011/96/EU of November 30, 2011 (the “EU Parent-Subsidiary Directive”) or (c) a non-resident company limited by share capital (société de capitaux) liable to a tax corresponding to Luxembourg CIT.

Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. If the conditions of the participation exemption regime are not met, dividends derived by the company from Qualified Subsidiaries may be exempt for 50 % of their gross amount if they are received from (i) a Luxembourg resident fully-taxable company limited by share capital, or (ii) a company limited by share capital resident in a State with which the Grand Duchy of Luxembourg has concluded a double tax treaty and liable to a tax corresponding to Luxembourg CIT, or (iii) a company resident in a EU Member State and covered by Article 2 of the EU Parent-Subsidiary Directive.

Capital gains realized by the company on shares are subject to CIT and MBT at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on shares of a Qualified Subsidiary may be exempt from CIT and MBT at the level of the company if at the time the capital gain is realized, the company has held or commits itself to hold for an uninterrupted period of at least 12 months shares representing a direct participation in the share capital of the Qualified Subsidiary (i) of at least 10% or of (ii) an acquisition price of at least €6 million. Taxable gains are defined as being the difference between the price for which shares have been disposed of and the lower of their cost or book value.

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

If the company and a U.S. relevant holder are eligible for the benefits of the tax treaty concluded between the United State and Luxembourg (the “Treaty”), the rate of withholding on distributions is 15%, or 5% if the U.S. relevant holder is a qualified resident company as defined in Article 24 of the Treaty that owns at least 10% of our the company’s voting stock.

A withholding tax exemption may apply under the participation exemption if cumulatively (i) the holder of our shares is an eligible parent (an “Eligible Parent”) and (ii) at the time the income is made available, the holder of our shares has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of our share capital or a direct participation of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Holding a participation through an entity treated as tax transparent from a Luxembourg income tax perspective is deemed to be a direct participation in proportion to the net assets held in this entity. An Eligible Parent includes (a) a company covered by Article 2 of the EU Parent-Subsidiary Directive or a Luxembourg permanent establishment thereof, (b) a company resident in a State having a double tax treaty with Luxembourg and subject to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof, (c) a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than an EU Member State and liable to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof or (d) a Swiss company limited by share capital (société de capitaux) which is effectively subject to corporate income tax in Switzerland without benefiting from an exemption.

No withholding tax is levied on capital gains and liquidation proceeds.

Net wealth tax

The company is as a rule subject to Luxembourg net wealth tax (“NWT”) on its net assets as determined for net wealth tax purposes. NWT is levied at the rate of 0.5% on net assets not exceeding EUR 500 million and at the rate of 0.05% on the portion of the net assets exceeding EUR 500 million. Net worth is referred to as the unitary value (valeur unitaire), as determined at 1 January of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties.

Under the participation exemption regime, a qualified shareholding held by the company in a Qualified Subsidiary is exempt for net wealth tax purposes.

As from 1 January 2016, a minimum net wealth tax (“MNWT”) is levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, receivables against related companies, transferable securities and cash at bank exceeds 90% of their total balance sheet and EUR 350,000, the MNWT is set at EUR 4,815. For all other companies having their statutory seat or central administration in Luxembourg which do not fall within the scope of the EUR 4,815 MNWT, the MNWT ranges from EUR 535 to EUR 32,100, depending on the company’s total balance sheet.

Other taxes

The issuance of our common shares and any other amendment of our articles of association are currently subject to a €75 fixed registration duty. The disposal of our common shares is not subject to a Luxembourg registration tax or stamp duty, unless recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

Taxation of the holders of commons shares

Luxembourg tax residency of the holders of our common shares

A holder of our common shares will not become resident, nor be deemed to be resident, in Luxembourg by reason only of the holding and/or disposing of our common shares or the execution, performance or enforcement of his/her rights thereunder.

Income tax

Luxembourg resident holders

Luxembourg individual residents

Dividends and other payments derived from our common shares by resident individual holders of our common shares, who act in the course of the management of either their private wealth or their professional or business activity, are subject to income tax at the ordinary progressive rates. A tax credit may be granted, under certain circumstances, for Luxembourg withholding tax levied. 50% of the gross amount of dividends received from the company by resident individual holders of our common shares are exempt from income tax.

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

Luxembourg fully-taxable corporate residents

Dividends and other payments derived from our common shares by Luxembourg-resident, fully-taxable companies are subject to CIT and MBT, unless the conditions of the participation exemption regime, as described below, are satisfied. A tax credit may, under certain circumstances, be granted for any Luxembourg withholding tax levied. If the conditions of the participation exemption regime are not met, 50% of the gross amount of dividends received by Luxembourg-resident, fully-taxable companies from our common shares are exempt from CIT and MBT.

Under the participation exemption regime, dividends derived from our common shares may be exempt from CIT and MBT at the level of the holder of our common shares if cumulatively (i) the holder of our common shares is a Luxembourg-resident, fully-taxable company and (ii) at the time the dividend is put at the holder of our common shares’ disposal, the holder of our common shares has held or commits itself to hold for an uninterrupted period of at least 12 months a qualified shareholding (“Qualified Shareholding”). A Qualified Shareholding means common shares representing a direct participation of at least 10% in the share capital of the company or a direct participation in the company of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Common shares held through a tax-transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Capital gains realized by a Luxembourg-resident, fully-taxable company on our common shares are subject to CIT and MBT at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on our common shares may be exempt from income tax at the level of the holder of our common shares if cumulatively (i) the holder of our common shares is a Luxembourg fully-taxable corporate resident and (ii) at the time the capital gain is realized, the holder of our common shares has held or commits itself to hold for an uninterrupted period of at least 12 months our common shares representing a direct participation in the share capital of the company of at least 10% or a direct participation in the company of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are determined as being the difference between the price for which our common shares have been disposed of and the lower of their cost or book value.

Luxembourg residents benefiting from a special tax regime

Holders of our common shares who are either (i) an undertaking for collective investment governed by the amended law of December 17, 2010, (ii) a specialized investment fund governed by the amended law of February 13, 2007, (iii) a family wealth management company governed by the amended law of May 11, 2007 and (iv) a reserved alternative investment fund treated as a specialized investment fund for Luxembourg tax purposes governed by the law of July 23, 2016, are exempt from income tax in Luxembourg. Dividends derived from and capital gains realized on our common shares are thus not subject to income tax in their hands.

Luxembourg non-resident holders

Non-resident holders of our common shares who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom our common shares are attributable, are not liable to any Luxembourg income tax on income and gains derived from our common shares except capital gains realised on (i) a substantial participation before the acquisition or within the first six months of the acquisition thereof, or (ii) a substantial participation more than six months after the acquisition thereof by a holder of our common shares who has been a former Luxembourg resident for more than fifteen years and has become a non-resident, at the time of transfer, less than five years ago. A participation is deemed to be substantial where a shareholder holds or has held, either alone or, in case of an individual shareholder, together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10% of the share capital of the company whose common shares are being disposed of. A shareholder is also deemed to alienate a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period)..

If the company and a U.S. relevant holder are eligible for the benefits of the Treaty, such U.S. relevant holder generally should not be subject to Luxembourg tax on the gain from the disposal of such common shares unless such gain is attributable to a permanent establishment of such U.S. relevant holder in Luxembourg.

Non-resident holders of our common shares which have a permanent establishment or a permanent representative in Luxembourg to which or whom our common shares are attributable, must include any income received, as well as any gain realized, on the sale, disposal or redemption of our common shares, in their taxable income for Luxembourg tax assessment purposes, unless the conditions of the participation exemption regime, as described below, are satisfied. If the conditions of the participation exemption regime are not fulfilled, 50% of the gross amount of dividends received by a Luxembourg permanent establishment or permanent representative may be, however, exempt from income tax. Taxable gains are determined as being the difference between the price for which the common shares have been disposed of and the lower of their cost or book value.

Under the participation exemption regime, dividends derived from our common shares may be exempt from income tax if cumulatively (i) our common shares are attributable to a qualified permanent establishment (“Qualified Permanent Establishment”) and (ii) at the time the dividend is put at the disposal of the Qualified Permanent Establishment, it has held or commits itself to hold a Qualified Shareholding for an uninterrupted period of at least 12 months. A Qualified Permanent Establishment means (a) a Luxembourg permanent establishment of a company covered by Article 2 of the EU Parent-Subsidiary Directive, (b) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) resident in a State having a tax treaty with Luxembourg, and (c) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than a EU Member State. Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Common shares held through a tax transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Under the participation exemption regime, capital gains realized on our common shares may be exempt from income tax if (i) our common shares are attributable to a Qualified Permanent Establishment and (ii) at the time the capital gain is realized, the Qualified Permanent Establishment has held or commits itself to hold, for an uninterrupted period of at least 12 months, our common shares representing a direct participation in the share capital of the company of at least 10% or a direct participation in the company of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are determined as being the difference between the price for which our common shares have been disposed of and the lower of their cost or book value.

Net Wealth Tax

Luxembourg resident holders of our common shares, as well as non-resident holders of our common shares who have a permanent establishment or a permanent representative in Luxembourg to which or whom our common shares are attributable, are subject to Luxembourg net wealth tax on our common shares, except if the holder is (i) a resident or non-resident individual taxpayer, (ii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iv) a professional pension institution governed by the amended law of July 13, 2005, (v) a specialized investment fund governed by the amended law of February 13, 2007, (vi) a family wealth management company governed by the amended law of May 11, 2007, (vii) an undertaking for collective investment governed by the amended law of December 17, 2010 or (viii) a reserved alternative investment fund governed by the law of July 23, 2016. However, (i) a securitization company governed by the amended law of March 22, 2004 on securitization, (ii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iii) a professional pension institution governed by the amended law of July 13, 2005 and (iv) a reserved alternative investment fund treated as a venture capital vehicle for Luxembourg tax purposes and governed by the law of July 23, 2016, remain subject to minimum net wealth tax.

Under the participation exemption, a Qualified Shareholding held in the company by an Eligible Parent or attributable to a Qualified Permanent Establishment may be exempt. The net wealth tax exemption for a Qualified Shareholding does not require the completion of the 12-month holding period.

Other Taxes

Under Luxembourg tax law, where an individual holder of our common shares is a resident of Luxembourg for tax purposes at the time of his or her death, our common shares are included in his or her taxable basis for inheritance tax purposes. On the contrary, no inheritance tax is levied on the transfer of our common shares upon the death of an individual holder in cases where the deceased was not a resident of Luxembourg for inheritance purposes.

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

Trade receivables are generally dispersed across our clients in proportion to the revenues we generate from them. For the years ended December 31, 2016, 2015 and 2014, our top five clients accounted for 33.7%, 33.0% and 27.8%, respectively, of our net revenues. Our top clients for the years ended December 31, 2016, Southwest Airlines Co. and Walt Disney Parks and Resorts Online in 2015 and 2014 , accounted for 9.7%, 12.3% and 8.7% of our revenues, respectively. As of December 31, 2016, accounts receivable from Southwest Airlines Co. represented 9.9% of our total accounts receivable; whereas accounts receivable from Walt Disney Parks and Resorts Online in 2015 and 2014, represented 11.2% and 5.7% of our total accounts receivable, respectively.

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

Based on our debt position as of December 31, 2016, if we needed to refinance our existing debt, a 1% increase in interest rates would not materially impact us.

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

Our consolidated financial statements are prepared in U.S. dollars. Because the majority of our operations are conducted in Latin America and Asia, we incur the majority of our operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Colombian peso, Mexican peso, Indian rupees and Brazilian real. 90.0% of our revenues for the year ended December 31, 2016 was generated in U.S. dollars, with the balance being generated primarily in Euros and, to a lesser extent, other currencies (including the Argentine peso, the Colombian peso and the Brazilian real). The following table shows the breakdown of our revenues by the currencies in which they were generated during the years ended December 31, 2016, 2015 and 2014, respectively.

	Year ended December 31,
	2016		2015		2014
By Currency
USD	$290,636	90.0%	$236,788	93.3%	$184,380	92.4%
EUR	12,060	3.7%	2,168	0.9%	2,320	1.2%
GBP	4,988	1.5%	3,661	1.4%	1,631	0.8%
Others	15,172	4.8%	11,179	4.4%	11,274	5.6%
Revenues	$322,856	100.0%	$253,796	100.0%	$199,605	100.0%

Until December 31, 2016, when our Argentine subsidiaries received payments in U.S. dollars for services performed under our client contracts, we were required by Argentine law to convert such amounts into Argentine pesos, as a result of which the portion of our cash and bank balances that we held in Argentina was exposed to the fluctuations in the official exchange rate between the Argentine peso and the U.S. dollar. This exposure was short term, as these funds were immediately used to pay salaries and capital expenditures primarily in Argentina. The Argentine peso has fluctuated significantly against the U.S. dollar since the end of Argentine peso/U.S. dollar parity in 2002 and experienced periods of strong devaluation. Historically, we have been able to mitigate the risk of devaluation on our cash balances and investments denominated in Argentine pesos through purchases of U.S. dollars. From October 2011 to December 2015, as Cristina Fernández de Kirchner was re-elected as Argentina’s president, the Argentine government adopted policies that made it more difficult for Argentine enterprises to freely purchase U.S. dollars and remit U.S. dollars abroad. However, since salaries and capital expenditures were paid in Argentine pesos, there was limited free cash-flow generated in Argentina. Most foreign exchange restrictions and restrictions on transfer of funds into and out of Argentina that had been enacted since 2011 were lifted by the Macri administration in December 2015, May 2016, August 2016 and December 2016, reestablishing Argentine residents’ rights to purchase and remit outside of Argentina foreign currency with no maximum amount and without specific allocation or prior approval. In particular, Communication “A” 6137, issued by the Argentine Central Bank on December 30, 2016, eliminated the requirement to repatriate and exchange funds obtained from the export of services into Argentine pesos through the FX Market. Such requirement remains applicable only for exported services included in the FOB (free on board) and/or CIF (cost insurance and freight) value of exported goods (which is not applicable to the types of services exported by the company). Consequently, we are not required to repatriate or exchange the foreign currency proceeds received from services rendered to non-Argentine residents outside of Argentina (which are proceeds from our exports held in off-shore accounts, such as the collections of services fees in U.S. dollars).

A small percentage of our trade receivables is generated from net revenues earned in non-U.S. dollar currencies (primarily Euros, British pounds sterling, the Brazilian real, the Uruguayan peso, the Colombian peso and the Argentine peso).

Our results of operations can be affected if the Argentine peso, Colombian peso, Uruguayan peso, Mexican peso, Reais, Euros or British pound appreciate or depreciate against the U.S. dollar.

A 30% depreciation of the Argentine peso against the U.S. dollar would have resulted in a $39.7 million decrease in our operating costs. Given that we have a greater amount of Argentine peso-denominated assets than Argentine peso-denominated liabilities, a 30.0% depreciation of the Argentine peso against the U.S. dollar would have resulted in a $1.9 million loss. As a result, the combined effect on our income statement would have been a $37.8 million increase in our net income for the year ended December 31, 2016.

A 30% appreciation of the Argentine peso against the U.S. dollar would have resulted in a $51.6 million increase in our operating costs. Given that we have a greater amount of Argentine peso-denominated assets than Argentine peso-denominated liabilities, a 30% appreciation of the Argentine peso against the U.S. dollar would have resulted in a $2.5 million gain. As a result, the combined effect on our income statement would have been a $49.1 million decrease in our net income for the year ended December 31, 2016.

We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the year ended December 31, 2016, our principal Argentine operating subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., entered into foreign exchange forward contracts to reduce their risk of exposure to fluctuations in foreign currency. As of December 31, 2016 and 2015, the foreign exchange forward contracts were recognized, according to IAS 39, as financial assets at fair value through profit or loss. We may in the future, as circumstances warrant, decide to enter into derivative transactions to reduce our exposure to appreciation or depreciation in the value of certain foreign currencies.

Wage Inflation Risk

Argentina has experienced significant levels of inflation in recent years. According to the INDEC, the consumer price index increased 10.8% in 2012, 10.9% in 2013, 21.7% in 2014 and 23.9% in 2015. Inflation data released by the INDEC has been criticized by economists and investors as understating inflation in Argentina. In November 2015, the INDEC suspended the publication of the CPI. According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and by 31.4% in 2016. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 26.9% in 2015 and by 41.0% in 2016. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based of these reforms, in June 2016 the INDEC resumed its publication of the CPI. According to the INDEC, Argentina’s rate of inflation for May, June, July, August, September, October, November and December 2016 was 4.2%, 3.1%, 2%, 0.2%, 1.1%, 2.4%, 1.6% and 1.3%, respectively. See “Key Information — Risk Factors — Risks Related to Operating in Latin America and Argentina — Argentina — Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.” and “Key Information — Risk Factors — Risks Related to Operating in Latin America and Argentina — Argentina — The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets.” The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, the impact of wage inflation will be partially offset, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will be increased. As of December 2016, approximately 48.8% of our employees were based in Argentina, where wages can be influenced by current inflation rates. Assuming a constant exchange rate and no ability to increase prices, for every 10.0% increase in wage inflation in Argentina we would experience an estimated decrease of approximately $6.8 million in net income for the year.

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

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

a) Disclosure Controls and Procedures

As of December 31, 2016, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company’s disclosure controls and procedures were effective as of December 31, 2016.

b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer that: (i) pertains to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements for external reporting in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and (iii) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, our management has determined that our internal control over financial reporting was effective as of December 31, 2016.

Our management has excluded We Are London Limited, Difier S.A. and L4 Mobile, LLC, which were acquired on May 23, 2016, November 14, 2016 and November 14, 2016, respectively, from its assessment of internal control over financial reporting as of December 31, 2016. In aggregate, the financial statements of each of the aforementioned entities constitute 2% of our total consolidated assets and 2% of related consolidated revenues for the year ended December 31, 2016.

c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report which is included below:

Deloitte & Co. S.A. Florida 234, 5° piso C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Globant S.A.

37A, avenue J.F. Kennedy,

L-1885, Luxembourg

We have audited the internal control over financial reporting of Globant S.A. and subsidiaries (the "Company") as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at We Are London Limited, Difier S.A. and L4 Mobile LLC, which were acquired on May 23, 2016, November 14, 2016 and November 14, 2016, respectively, and whose financial statements constitute in conjunction 2% of total assets and 2% of revenues of the consolidated financial statements amounts as of and for the year ended December 31, 2016. Accordingly, our audit did not include the internal control over financial reporting at We Are London Limited, Difier S.A. and L4 Mobile LLC. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated March 29, 2017 expressed an unqualified opinion on those financial statements.

City of Buenos Aires, Argentina

March 29, 2017

Deloitte & Co. S.A.

/s/ Gabriel Gómez Paz

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Deloitte Touche Tomatsu Limited is a private Company limited by guarantee incorporated in England & Wales under Company number 07271800, and its registered office is Hill House, 1 Little new Street, London, EC4a, 3TR, United Kingdom.

d) Changes in internal control over financial reporting

As required by Rule 13a-15(d), under the Securities Exchange Act of 1934, as amended, our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our internal control over financial reporting to determine whether any change occurred during the period covered since the last annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, it has been determined that there has been no change during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

See “Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.” Our Board of Directors has determined that Mario Vázquez qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B. CODE OF ETHICS.

Effective as of July 23, 2014, we adopted a code of business conduct and ethics which sets the guidelines and principles necessary for promoting and assuring good behavior within the organization. A copy of that code is available on our website at investors.globant.com/code-of-ethics. Any amendments to such code will be disclosed on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Co. S.A. and affiliates, classified by type of service rendered for the periods indicated, in thousands of dollars:

	2016	2015
	($ in thousands)
Audit Fees (1)	932	1,204
Audit Related Fees (2)	86	24
Tax Fees (3)	30	111
Others (4)	13	—
Total	1,061	1,339

(1)	“Audit Fees” includes fees billed for professional services rendered by the principal accountant in connection with the audit of the annual financial statements, certain procedures regarding our quarterly financial results, services in connection with statutory and regulatory filings.
(2)	“Audit Related Fees” includes fees billed for professional services rendered by the principal accountant and not included under the prior category. These services include, among others, due diligence related to mergers and acquisitions and internal control reviews.
(3)	“Tax Fees” includes fees billed for services related to transfer pricing and assistance with assessing compliance with tax regulations.
(4)	"Others" includes other fees billed that do not apply to the other type of classifications included above.

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

The Ten Principles of Corporate Governance of the Luxembourg Stock Exchange (the "Ten Principles") include: (1) mandatory principles, (2) "comply or explain" recommendations and (3) non-binding guidelines. As of the date of this Annual Report, we comply with the mandatory principles in all respects. In certain instances, we have elected to not comply with certain of the recommendations because we comply with similar corporate governance rules of the NYSE as further set out in the following paragraphs, or, other procedures which we have determined to be sufficient.

As a Luxembourg company listed on the NYSE, we are not required to comply with all of the corporate governance listing standards of the NYSE for U.S. listed companies. We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required by the NYSE for U.S. listed companies. Below is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for listed U.S. companies by the NYSE (provided that our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here)

Majority of Independent Directors

Under NYSE standards, U.S. listed companies must have a majority of independent directors. There is no legal obligation under Luxembourg law to have a majority of independent directors on the board of directors; however, the Ten Principles recommend that the board of directors includes an appropriate number of independent directors.

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

Audit Committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Luxembourg law also provides for an audit committee and related rules. Our articles of association provide that the board of directors may set up an audit committee. The board of directors has set up an Audit Committee and has appointed Messrs. Mott, Odeen and Vázquez, with Mr. Vázquez serving as the chairman of our audit committee. Each of Messrs. Mott, Odeen and Vázquez satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well as under Rule 10A-3 under the Exchange Act. For additional information, see “Directors, Senior Management and Employees—Board Practices”.

Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. Under Luxembourg law, at least one member of the audit committee must be financially literate.

Standards for Evaluating Director Independence

Under NYSE standards, the board is required, on a case by case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor our articles of association require the board to express such an opinion; however, to be considered independent under the Ten Principles, a director must not have any significant business relationship with the company, close family relationship with any executive manager or any other relationship with the company, its controlling shareholders or executive managers which is liable to impair the independence of the director's judgment.

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

Corporate Governance and Nominating Committee

The NYSE requires that a listed U.S. company has a corporate governance and nominating committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee.

The board of directors has set up corporate governance and nominating committee and has appointed Mssrs. Galperin, Odeen and Vázquez, with Mr. Vázquez serving as chairman of our corporate governance and nominating committee. Each of Messrs. Galperin, Vázquez and Odeen satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE. For additional information, see “Directors, Senior Management and Employees— Board Practices”.

Compensation Committee

The NYSE requires that a listed U.S. company have a compensation committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee.

The current members of our compensation committee are Messrs. Vázquez, Odeen and Galperin, with Mr. Vázquez serving as chairman. Each of Messrs. Vázquez, Odeen and Galperin satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE. For additional information, see “Directors, Senior Management and Employees—Board Practices”.

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

The Ten Principles recommend that the criteria for compensation of the executive management in whichever form be subject to the approval of the shareholders. However, as permitted by the Ten Principles, we have decided that the approval of our compensation committee, which is comprised of independent members, is sufficient to set the compensation criteria for our executive management team and that it is not necessary to seek approval from our shareholders for such matters. We believe that the members of our compensation committee have a strong understanding of the achievements and failures of each executive because the compensation committee monitors the performance of executive management as part of the responsibilities delegated to it by our board of directors and shareholders.

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

ITEM 18. FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit No.	Description
1.1	Form of Articles of Association; incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
2.1	Form of Registration Rights Agreement; incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.1	Lease, dated May 31, 2010, by and between Laminar S.A. de Inversiones Inmobiliarias and Sistemas Globales S.A.; incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.2	Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.3	Amendment No. 1 to the Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 (SEC File No. 333-211835)
4.4	Form of Nonstatutory Stock Option Notice; incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.5	Form of Nonstatutory Stock Option Notice — International; incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.6	Equityholders Additional Agreement, dated May 7, 2012, by and among Paldwick S.A., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Riverwood Capital LLC, RW Holdings S.à. r.l., ITO Holdings S.à. r.l., Endeavor Global, Inc. and IT Outsourcing S.L.; incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
8.1	List of Subsidiaries
12.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of Alejandro Scannapieco, Chief Financial Officer of Globant, S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A.pursuant to Section 906 of the Sarbanes Oxley Act of 2002
13.2	Certification of Alejandro Scannapieco, Chief Financial Officer of Globant, S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002
15.1	Consent of Deloitte & Co. S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 7, 2017

GLOBANT S.A.
By:	/s/ Alejandro Scannapieco

Name:	Alejandro Scannapieco
Title:	Chief Financial Officer

GLOBANT S.A.

Deloitte & Co. S.A. Florida 234, 5° piso C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Globant S.A.

5 rue Guillaume Kroll

L-1882, Luxembourg

We have audited the accompanying consolidated statements of financial position of Globant S.A. and subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Globant S.A. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations, their cash flows and changes in equity for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2017 expressed an unqualified opinion on the Company's internal control over financial reporting.

City of Buenos Aires, Argentina

March 29, 2017

Deloitte & Co. S.A.

/s/ Gabriel Gómez Paz

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Deloitte Touche Tomatsu Limited is a private Company limited by guarantee incorporated in England & Wales under Company number 07271800, and its registered office is Hill House, 1 Little new Street, London, EC4a, 3TR, United Kingdom.

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2016	2015	2014

Revenues (1)		322,856	253,796	199,605
Cost of revenues (2) (4)	5.1	(191,395)	(160,292)	(121,693)
Gross profit		131,461	93,504	77,912

Selling, general and administrative expenses (3) (4)	5.2	(81,889)	(71,594)	(57,288)
Impairment of tax credits, net of recoveries	3.7.1.1	—	1,820	1,505
Profit from operations		49,572	23,730	22,129

Gain on transactions with bonds	3.18	—	19,102	12,629

Finance income	6	16,215	27,555	10,269
Finance expense	6	(19,227)	(20,952)	(11,213)
Finance (expense) income, net		(3,012)	6,603	(944)

Other income and expenses, net (5)		3,629	605	380
Profit before income tax		50,189	50,040	34,194

Income tax	7.1	(14,327)	(18,420)	(8,931)
Net income for the year		35,862	31,620	25,263

Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations		1,103	(1,353)	(433)
- Net fair value gain on available-for-sale financial assets		(52)	52	—
Total comprehensive income for the year		36,913	30,319	24,830

Net income attributable to:
Owners of the Company		35,876	31,653	25,201
Non-controlling interest		(14)	(33)	62
Net income for the year		35,862	31,620	25,263

Total comprehensive income for the year attributable to:
Owners of the Company		36,927	30,352	24,768
Non-controlling interest		(14)	(33)	62
Total comprehensive income for the year		36,913	30,319	24,830

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2016	2015	2014

Earnings per share
Basic	8	1.04	0.93	0.81
Diluted	8	1.01	0.90	0.79
Weighted average of outstanding shares (in thousands)
Basic	8	34,402	33,960	30,926
Diluted	8	35,413	35,013	31,867

(1)	Includes transactions with related parties for 6,462, 6,655 and 7,681 as of December 31, 2016, 2015 and 2014, respectively. See note 21.1.
(2)	Includes depreciation and amortization expense of 4,281, 4,441 and 3,813 for 2016, 2015 and 2014, respectively. See note 5.
(3)	Includes depreciation and amortization expense of 6,637, 4,860 and 4,221 for 2016, 2015 and 2014, respectively. See note 5.
(4)	Includes share-based compensation expense of 917, 735 and 35 under cost of revenues; and 2,703, 1,647 and 582 under selling, general and administrative expenses for 2016, 2015 and 2014, respectively. See note 5.
(5)	In 2016 includes a gain of 418 on remeasurement of the contingent consideration of Clarice explained in note 27.10.1 and the gain of 2,981 related to the remeasurement at fair value of the call and put option over non-controlling interest explained in note 27.10.2. In 2015 includes a gain of 625 related to valuation at fair value of the 22.7% of share interest held in Dynaflows as explained in note 23. In 2016 and 2014 includes the gain of 225 and 472 related to the bargain business combination of Difier S.A. and Bluestar Energy S.A.C., respectively, explained in note 23.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2016 AND 2015

(in thousands of U.S. dollars)

		As of December 31,
	Notes	2016	2015
ASSETS
Current assets
Cash and cash equivalents		50,532	36,720
Investments	9.1	9,355	25,660
Trade receivables (1)	10	54,170	45,952
Other receivables	11	18,869	18,570
Other financial assets	23	900	900
Total current assets		133,826	127,802

Non-current assets
Other receivables	11	27,465	20,122
Deferred tax assets	7.2	7,691	7,983
Investment in associates	9.2	800	300
Other financial assets	23	319	1,221
Property and equipment	12	35,676	25,720
Intangible assets	13	13,791	7,209
Goodwill	14	65,180	32,532
Total non-current assets		150,922	95,087
TOTAL ASSETS		284,748	222,889

LIABILITIES
Current liabilities
Trade payables	15	5,603	4,436
Payroll and social security taxes payable	16	30,328	25,551
Borrowings	17	217	280
Other financial liabilities	23	12,602	6,240
Tax liabilities	18	6,249	10,225
Other liabilities		—	9
Total current liabilities		54,999	46,741

Non-current liabilities
Borrowings	17	—	268
Other financial liabilities	23	19,224	15,045
Other liabilities		20	—
Provisions for contingencies	19	1,945	650
Total non-current liabilities		21,189	15,963
TOTAL LIABILITIES		76,188	62,704

Capital and reserves
Issued capital		41,576	41,050
Additional paid-in capital		62,790	51,854
Other reserves		(961)	(2,012)
Retained earnings		105,119	69,243
Total equity attributable to owners of the Company		208,524	160,135
Non-controlling interests		36	50
Total equity		208,560	160,185
TOTAL EQUITY AND LIABILITIES		284,748	222,889

(1)	Includes balances due from related parties of 575 and 1,593 as of December 31, 2016 and 2015, respectively. See note 21.1.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at January 1, 2014	28,995,158	34,794	12,468	12,389	(278)	—	59,373	492	59,865
Issuance of shares in connection with the initial public offering (see note 29.1)	4,350,000	5,220	32,513	—	—	—	37,733	—	37,733
Issuance of shares under share-based compensation plan (see note 29.1)	258,742	310	780	—	—	—	1,090	—	1,090

Share-based compensation plan (see note 22)	—	—	3,541	—	—	—	3,541	—	3,541

Other comprehensive income for the year	—	—	—	—	(433)	—	(433)	—	(433)
Acquisition of non-controlling interest (see note 23)	—	—	(96)	—	—	—	(96)	(554)	(650)
Recall of call and put option over non-controlling interest (see note 23)	—	—	1,070	—	—	—	1,070	—	1,070

Net income for the year	—	—	—	25,201	—	—	25,201	62	25,263

Balance at December 31, 2014	33,603,900	40,324	50,276	37,590	(711)	—	127,479	—	127,479

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Issuance of shares under share-based compensation plan (see note 29.1)	560,649	673	1,878	—	—	—	2,551	—	2,551
Issuance of shares under subscription agreement (see note 29.1)	43,857	53	847			—	900		900

Share-based compensation plan (see note 22)	—	—	5,903	—	—	—	5,903	—	5,903

Other comprehensive income for the year	—	—	—	—	(1,353)	52	(1,301)	—	(1,301)
Acquisition of non-controlling interest (see note 23)	—	—	—	—	—	—	—	83	83
Call of call and put option over non-controlling interest (see note 23)	—	—	(7,050)	—	—	—	(7,050)	—	(7,050)

Net income for the year	—	—	—	31,653	—	—	31,653	(33)	31,620

Balance at December 31, 2015	34,208,406	41,050	51,854	69,243	(2,064)	52	160,135	50	160,185

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at January 1, 2016	34,208,406	41,050	51,854	69,243	(2,064)	52	160,135	50	160,185
Issuance of shares under share-based compensation plan (see note 29.1)	258,915	311	1,867	—	—	—	2,178	—	2,178
Issuance of shares for payments of Huddle minority interest (note 29.1)	11,213	13	292	—	—	—	305	—	305
Issuance of shares under subscription agreement (see note 29.1)	169,109	202	6,218	—	—	—	6,420	—	6,420

Share-based compensation plan (see note 22)	—	—	2,559	—	—	—	2,559	—	2,559

Other comprehensive income for the year	—	—	—	—	1,103	(52)	1,051	—	1,051

Net income for the year	—	—	—	35,876	—	—	35,876	(14)	35,862

Balance at December 31, 2016	34,647,643	41,576	62,790	105,119	(961)	—	208,524	36	208,560

(1)	Includes the effect of the retroactive application of 1-for-12 reverse share split. See note 29.2.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements.

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of U.S. dollars)

	For the year ended December 31,
	2016	2015	2014
Cash flows from operating activities
Net income for the year	35,862	31,620	25,263
Adjustments to reconcile net income for the year to net cash flows from operating activities:
Share-based compensation expense	3,620	2,382	617
Current income tax	15,057	19,522	8,561
Deferred income tax	(730)	(1,102)	370
Depreciation of property and equipment	6,290	5,872	4,902
Amortization of intangible assets	4,628	3,429	3,132
Allowance for doubtful accounts	928	205	130
Allowance for claims and lawsuits	999	237	529
Gain on remeasument of contingent consideration (note 27.10.1)	(418)	—	—
Gain from bargain business combination (note 23)	(225)	(625)	(472)
Gain on remeasurement of valuation of call and put option over non-controlling interest (note 27.10.2)	(2,981)	—	—
Accrued interest	757	880	378
Allowance for impairment of tax credits, net of recoveries (note 3.7.1.1)	—	(1,820)	(1,505)
Gain on transactions with bonds	—	(19,102)	(12,629)
Net gain arising on financial assets classified held-for-trading	(653)	(13,453)	(3,813)
Net gain arising on financial assets classified held-to-maturity	—	(4,941)	—
Net gain arising on financial assets classified as available for sale	(6,325)	—	—
Exchange differences	5,959	10,136	2,148
Changes in working capital:
Net increase in trade receivables	(5,847)	(6,525)	(6,336)
Net increase in other receivables	(17,067)	(32,121)	(5,679)
Net (decrease) increase in trade payables	(1,219)	1,386	2,905
Net increase in payroll and social security taxes payable	3,316	6,850	4,231
Net (decrease) increase in tax liabilities	(1,846)	2,752	2,375
Utilization of provision of contingencies	(400)	(91)	—
Net (decrease) increase in other liabilities	(9)	(237)	148
Cash provided by operating activities	39,696	5,254	25,255
Income tax paid	(8,216)	(10,569)	(10,959)
Net cash provided by (used in) operating activities	31,480	(5,315)	14,296

Cash flows from investing activities
Acquisition of property and equipment (2)	(17,660)	(13,595)	(11,391)
Proceeds from disposals of property and equipment	50	88	—
Acquisition of intangible assets (3)	(6,374)	(4,222)	(2,481)
(Payments) proceeds related to forward contracts	(1,126)	7,152	(1,069)
Acquisition of held-for-trading investments	(220,391)	(122,087)	(87,602)
Proceeds from held-for-trading investments	222,759	128,822	72,782
Acquisition of held-to-maturity investments	—	(96,601)	—
Proceeds from held-to-maturity investments	—	98,156	—
Acquisition of available-for-sale investments	(201,931)	—	—
Proceeds from available-for-sale investments	219,924	—	—
Payments to acquire investments in associates	(500)	—	(568)
Acquisition of bonds	—	(46,788)	(30,648)
Proceeds from sale of bonds	—	65,890	43,277
Acquisition of business, net of cash (note 23) (1)	(16,584)	(10,569)	218
Seller financing	(6,166)	(715)	(6,199)
Net cash (used in) provided by investing activities	(27,999)	5,531	(23,681)

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of U.S. dollars)

	For the year ended December 31,
	2016	2015	2014
Cash flows from financing activities
Proceeds from issuance of shares in connection with the initial public offering (4)	—	—	40,455
Proceeds from the issuance of shares under the share-based compensation plan	1,863	2,236	1,090
Proceeds from subscription agreement	6,420	900	—
Repayment of borrowings	(543)	(505)	(9,690)
Proceeds from borrowings	—	—	34
Payment of offering costs	—	—	(3,101)
Cash provided by financing activities	7,740	2,631	28,788
Interest paid	(41)	(633)	(320)
Net cash provided by financing activities	7,699	1,998	28,468

Effect of exchange rate changes on cash and cash equivalents	2,632	311	(1,939)
Increase in cash and cash equivalents	13,812	2,525	17,144

Cash and cash equivalents at beginning of the year	36,720	34,195	17,051
Cash and cash equivalents at end of the year	50,532	36,720	34,195

(1)	Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries (note 23):

Supplemental information
Cash paid	19,525	10,726	1,357
Less: cash and cash equivalents acquired	(2,941)	(157)	(1,575)
Total consideration paid net of cash and cash equivalents acquired	16,584	10,569	(218)

(2)	In 2016, 2015 and 2014, there were 478, 26 and 1,207 of acquisition of property and equipment financed with trade payables, respectively. In 2014, there were 223 of acquisition of property and equipment financed with borrowings. In 2016, 2015 and 2014, the Company paid 2,224, 1,207 and 3,533 related to property and equipment acquired in 2015, 2014 and 2013, respectively.
(3)	In 2016, 2015 and 2014 there were 7, 439 and 216 of acquisition of intangibles financed with trade payables, respectively. In 2016 and 2015 , the Company paid 439 and 216 related to intangibles acquired in 2015 and 2014, respectively.
(4)	Proceeds from the Initial Public Offering are disclosed in the statements of changes in Equity net of related expenses which amount 2,722.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 – COMPANY OVERVIEW AND BASIS OF PRESENTATION

Globant S.A. is a company organized in the Grand Duchy of Luxembourg, primarily engaged in building digital journeys that matter to millions of users through its subsidiaries (hereinafter the “Company” or “Globant Lux” or “Globant Group”). The Company specializes in providing innovative software solutions by leveraging emerging technologies and trends.

The Company’s principal operating subsidiaries and countries of incorporation as of December 31, 2016 were the following: Sistemas UK Limited and We are London Limited in the United Kingdom, Globant LLC and L4 Mobile LLC in the United States of America (the “U.S.”), Sistemas Globales S.A., IAFH Global S.A. and Dynaflows S.A. in Argentina, Sistemas Colombia S.A.S. in Colombia, Global Systems Outs S.R.L. de C.V. in Mexico, Sistemas Globales Uruguay S.A. and Difier S.A. in Uruguay, Globant Brasil Consultoria Ltda. in Brazil; Sistemas Globales Chile Ases. Ltda. in Chile, Globant Peru S.A.C. in Peru, Globant India Private Limited in India and Software Product Creation in Spain.

The Globant Group provides services from development and delivery centers located in Buenos Aires, Tandil, Rosario, Tucumán, Mendoza, Córdoba, Resistencia, Bahía Blanca, Mar del Plata and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín, Colombia; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; Santiago, Chile; Pune and Bangalore, India; Madrid, Spain; London, UK; and San Francisco, New York and Seattle in the United Statesand it also has client management centers in United States (Boston, New York, Orlando and San Francisco), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Substantially all revenues are generated in the U.S. and United Kingdom, through subsidiaries located in those countries. The Company´s workforce is mainly located in Argentina and to a lesser extent in Latin America, India and U.S.

The Company’s changed its registered office address since January 30, 2016 from 5 rue Guillaume Kroll, L-1882, Luxembourg to 37A, avenue J.F. Kennedy,L-1855 Luxembourg, Luxembourg.

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

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2016. The application of these amendments has had no impact on the disclosures or amounts recognized in the Company´s consolidated financial statements.

•	New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 9	Financial Instruments[1]
IFRS 15	Revenue from contracts with customer[1]
Amendment to IFRS 15	Revenue from contracts with customer1 |
IFRS 16	Leases[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendment to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses[4]
Amendment to IAS 7	Financial reporting disclosure[4]
Amendments to IFRS 2	Share-based payments[1]
Amendments to IFRS 1, 12 and IAS 28	Annual improvements 2014 -2016 Cycle1- 4
IFRIC 22	Foreign Currency Transactions and Advance Consideration[1]

1 Effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

2 Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted if IFRS 15 has also been applied.

3 Effective date deferred indefinitely.

4 Effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

•	In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, which introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. On July 24, 2014, the IASB published the final version of IFRS 9 'Financial Instruments'. IFRS 9, as revised in July 2014, introduces a new expected credit loss impairment model. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised. Also limited changes to the classification and measurement requirements for financial assets by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Based on the analysis of the Company’s financial assets and financial liabilities as of December 31, 2016 on the basis of the facts and circumstances that exists at that date, the directors of the Company have performed a preliminary assessment of the impact of IFRS 9 to the Company’s consolidated financial statements as follows:

◦	Classification and measurement: all financial assets and financial liabilities will continue to be measured on the same bases as is currently adopted under IAS 39.
◦	Impairment: no financial assets are measured at amortized cost.
◦	Hedge accounting: the management of the Company does not anticipate that the application of the IFRS 9 Hedge accounting requirements will have a material impact on the Company’s consolidated financial statements.

It should be noted that the above assessment were made base on an analysis of the Company’s financial assets and financial liabilities as of December 31, 2016 on the bases of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application of IFRS 9, which is expected to be January 1, 2018 as the Company does not intend to early apply the standard, the assessment of the potential impact is subject to change.This new standard is effective for periods beginning on or after January 1, 2018.

•	On May 28, 2014 the IASB published its new revenue Standard, IFRS 15 “Revenue from Contracts with Customers”. IFRS 15 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations when it becomes effective. The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer or promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the standard introduces a five-step approach to revenue recognition:
•	Step 1: Identify the contract with the customer
•	Step 2: Identify the performance obligations in the contract
•	Step 3: Determine the transaction price
•	Step 4: Allocate the transaction price to the performance obligations in the contracts
•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

On April 12, 2016 the IASB has published amendments with clarifications to IFRS 15 'Revenue from Contracts with Customers'. The amendments address the following topics: identifying performance obligations, principal versus agent considerations, and licensing, and provide some transition relief for modified contracts and completed contracts.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Under IFRS 15, an entity recognises revenue when or as performance obligation is satisfied, i.e. when control of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application (e.g. January 1, 2017), i.e. without restating the comparative period. They will only need to apply the new rules to contracts that are not completed as of the date of initial application. The Management do not intend to early apply the standard and intend to use the modified retrospective method upon adoption.

The Company has completed an initial impact assessment of the new standard by completing a survey of all businesses identifying the likely impact of IFRS 15. This was a tailored questionnaire based on the known impacts of the new standard on technology services companies. Management is still in the process of assessing the full impact of the application of IFRS 15 on the Company´s consolidated financial statements and it is not practicable to provide a reasonable financial estimate of the effect until the management complete the detail review, including, but not limited to, variable consideration contracts and performance obligations where multiple services are provided in individual contracts.

•	On January 13, 2016, the IASB issued the IFRS 16 which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, with the distinction between operating and finance leases removed, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value to be accounted for by simply recognizing an expense, typically straight line, over the lease term. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 supersedes IAS 17 and related interpretations. Furthermore, extensive disclosures are required by IFRS 16. As of December 31, 2016, the Group has non–cancellable operating lease commitment of $30,628 for office space and office equipment. IAS 17 does not require the recognition of any right-of-use or liability for future payments for these leases; instead, certain information is disclosed as operating lease commitment in note 26. If these arrangements meet the definition of a lease under IFRS 16, the Company will recognize a right–of–use asset and a liability in respect of them unless they qualify of a low value or short–term leases upon the application of IFRS 16. In contrast, for finance leases where the Company is a lessee, the Company will recognize an asset and a related finance lease liability for the lease arrangement. Management are currently assessing its potential impact of the application of IFRS 16. It is not practicable to provide a reasonable estimate of the financial effect on the amounts recognized in the Company´s consolidated financial statements until the management complete the review. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application being permitted if IFRS 15 has also been applied. The Company has not opted for early application.

•	On September 11, 2014, the IASB issued amendments to IFRS 10 and IAS 28. These amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:
◦	require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);
◦	require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognised only to the extent of the unrelated investors’ interests in that associate or joint venture.

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

•	On January 19, 2016, the IASB issued the amendment IAS 12 Income Taxes to clarify the following aspects:
◦	Unrealised losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use.
◦	The carrying amount of an asset does not limit the estimation of probable future taxable profits.
◦	Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

◦	An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilisation of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The directors of the Company do not anticipate that the application of these amendments will have a material impact on the Group's consolidated financial statements. The amendment is effective for annual periods beginning on or after January 1, 2017, with earlier application being permitted.

•	On January 29, 2016, the IASB published amendments to IAS 7 as part of its disclosure initiative (i.e., projects to improve the effectiveness of financial reporting disclosures). The objective of the amendments is to clarify IAS 7 to improve information provided to financial statement users about an entity’s financing activities. The amendments require that an entity disclose, to the extent necessary to meet the disclosure objective, the following changes in liabilities arising from financing activities:
◦	changes from financing cash flows;
◦	changes arising from obtaining or losing control of subsidiaries or other businesses;
◦	the effect of changes in foreign exchange rates;
◦	changes in fair values; and
◦	other changes.

The IASB defines liabilities arising from financing activities as liabilities “for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities.” The amendments indicate that the new disclosure requirements also apply to changes in financial assets that meet this definition. The amendments state that one way to meet the new disclosure requirements is to provide “a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. The directors of the Company do not anticipate that the application of these amendments will have a material impact on the Group's consolidated financial statements. The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

•	On June 20, 2016, the IASB issued amendments to IFRS 2 (share-based payments). The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The directors of the Company do not anticipate that the application of these amendments will have a material impact on the Group's consolidated financial statements. The amendments are effective prospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

•	On December 8, 2016, the IASB issued amendments to the following standards as result of the IASB's annual improvements 2014-2016 project:
◦	IFRS 1 (First time adoption of International Financial Reporting Standards): Deletes the short-term exemptions in paragraphs E3–E7 because they have now served their intended purpose.
◦	IFRS 12 (Disclosure of interests in other entities): Clarifies the scope of the standard by specifying that the disclosure requirements in the standard, except for those in paragraphs B10–B16, apply to an entity’s interests listed in paragraph 5 that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5 (Non-current assets held for sale and discontinued operations).
◦	IAS 28 (Investments in associates and joint ventures): Clarifies that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organisation, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by- investment basis, upon initial recognition.

The directors of the Company do not anticipate that the application of these amendments will have a material impact on the Group's consolidated financial statements. The amendments to IFRS 1 and IAS 28 are effective for annual periods beginning on or after January 1, 2018 and the amendment to IFRS 12 for annual periods beginning on or after January 1, 2017. Early adoption is permitted.

•	On December 8, 2016, the IASB published IFRIC 22, which was developed by the IFRS Interpretations Committee to clarify the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The interpretation is being issued to reduce diversity in practice related to the exchange rate used when an entity reports transactions that are denominated in a foreign currency in accordance with IAS 21 in circumstances in which consideration is received or paid before the related asset, expense, or income is recognized.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The interpretations are effective prospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

The Management of the Company do not anticipate that the application of these amendments will have a material impact on the Group's Financial Statements.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Country		Percentage ownership
	of	Main	As of December 31,
Company	incorporation	Activity	2016	2015	2014
Sistemas UK Limited	United Kingdom	Customer referral services and software development support	100.00%	100.00%	100.00%
Globant LLC	United States of America	Customer referral services and software development support	100.00%	100.00%	100.00%
Sistemas Globales Buenos Aires S.R.L. (1)	Argentina	Investing activities	-	-	100.00%
4.0 S.R.L. (1)	Argentina	Investing activities	-	-	100.00%
Sistemas Colombia S.A.S.	Colombia	Software development and consultancy	100.00%	100.00%	100.00%
Global Systems Outsourcing S.R.L. de C.V.	Mexico	Software development and consultancy	100.00%	100.00%	100.00%
Software Product Creation S.L.	Spain	Software development and consultancy	100.00%	100.00%	100.00%
Globant S.A.	Spain	Investing activities	100.00%	100.00%	100.00%
Sistemas Globales Uruguay S.A.	Uruguay	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
IAFH Global S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales Chile Ases. Ltda.	Chile	Software development and consultancy	100.00%	100.00%	100.00%
Globers S.A.	Argentina	Travel organization services	100.00%	100.00%	100.00%
Globant Brasil Participações Ltda. (2)	Brazil	Investing activities	-	-	100.00%
Globant Brasil Consultoria Ltda. (3)	Brazil	Software development and consultancy	100.00%	100.00%	100.00%
Huddle Investment LLP	United Kingdom	Investing activities	100.00%	100.00%	100.00%
Huddle Group S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
Huddle Group S.A. (4)	Chile	Software development and consultancy	-	-	100.00%
Huddle Group Corp. (5)	United States	Software development and consultancy	-	100.00%	100.00%
Globant Peru S.A.C.	Peru	Software development and consultancy	100.00%	100.00%	100.00%
Globant India Privated Limited (6)	India	Software development and consultancy	100.00%	100.00%	-
Dynaflows S.A. (7)	Argentina	Software development and consultancy	66.73%	66.73%	22.75%
We Are London Limited (8)	United Kingdom	Service design consultancy	100.00%	-	-
L4 Mobile LLC (9)	United States of America	Software development and consultancy	100.00%	-	-
Difier S.A. (10)	Uruguay	Software development and consultancy	100.00%	-	-

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(1)	As from January 1, 2015, Sistemas Globales Buenos Aires S.R.L. and 4.0 S.R.L. were merged into Sistemas Globales S.A. and IAFH Global S.A., respectively.
(2)	As of December 31, 2015, Globant Brasil Participações Ltda. was merged into Globant Brasil Consultoría Ltda. (formerly TerraForum Consultoria Ltda.).
(3)	As of March 23, 2016, TerraForum Consultoría Ltda. was renamed Globant Brasil Consultoría Ltda..
(4)	As of December 31, 2015, Huddle Group S.A. from Chile was merged into Sistemas Globales Chile Ases. Ltda.
(5)	As of October 31, 2016, Huddle Group a.Corp. from United States was merged into Globant LLC.
(6)	Globant India Private Limited (formerly “Clarice Technologies Pvt. Ltd”) was acquired on May 14, 2015 (see note 23).
(7)	On October 22, 2015, the Company has increased its participation in Dynaflows S.A. obtaining the control over this company (see note 23).
(8)	We are London Limited and We are Experience LLC were acquired on May 23, 2016 (see note 23). On October 31, 2016, We are Experience LLC was merged into Globant LLC.
(9)	L4 Mobile LLC was acquired on November 14, 2016 (see note 23).
(10)	Difier S.A. was acquired on November 14, 2016 (see note 23).

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

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

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

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

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

The Company has not recognized any impairment loss in the years ended December 31, 2016, 2015 and 2014.

3.3 – Revenue recognition

The Company generates revenue primarily from the provision of software development, testing, infrastructure management, application maintenance, outsourcing services, consultancy and Services over Platforms (SoP). SoP is a new concept for the services industry that aims deliver digital journeys in more rapid manner providing specific platforms as a starting point and then customizing them to the specific need of the customers. Revenue is measured at the fair value of the consideration received or receivable.

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

The Company recognizes revenues from fixed-price contracts based on the percentage of completion method. Under this method, revenue is recognized in the accounting periods in which services are rendered. In instances where final acceptance of the product, system or solution is specified by the client, revenues are deferred until all acceptance criteria have been met. In absence of a sufficient basis to measure progress towards completion, revenues are recognized upon receipt of final acceptance from the client. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known. Fixed-price contracts generally corresponds for services over a period of 12 months or less.

3.4 – Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Finance leases which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statement of profit or loss and other comprehensive income. A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During the years ended December 31, 2016 and 2015, the Company has recognized some agreements related to computer leases as finance leases, considering all the factors mentioned above.

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

3.5 – Foreign currencies

Except in the case of Globant Brasil Consultoría Ltda. (formerly TerraForum Consultoria Ltda.), Globers S.A. and We are London Limited, the Company and the other subsidiaries’ functional currency is the U.S. dollar. In preparing these consolidated financial statements, transactions in currencies other than the U.S. dollar (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are kept at the original translated cost. Exchange differences are recognized in profit and loss in the period in which they arise.

Globant Brasil Consultoría Ltda., Globers S.A. and We are London Limited, functional currency is the Brazilian Real, the Argentine Peso and the Great Britain Pound, respectively. Assets and liabilities are translated at current exchange rates, while income and expense are translated at the date of the transaction rate. The resulting foreign currency translation adjustment is recorded as a separate component of accumulated other comprehensive income (loss) in the equity.

3.6 – Borrowing costs

The Company does not have borrowings attributable to the construction or production of assets. All borrowing costs are recognized in profit and loss under finance loss.

3.7 – Taxation

3.7.1 – Income taxes – current and deferred

Income tax expense represents the estimated sum of income tax payable and deferred tax.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Globant S.A, the Luxembourg company, is subject to a corporate income tax rate of 20% or 21% if taxable income is lower or higher than EUR 15,000, respectively. The tax increased by a 7% surcharge for contribution to the unemployment fund. Thus, Luxembourg's effective corporate income tax rate of 22.47% (meaning the previous rate of 21% that was increased by 7%) and the municipal business tax. For the year 2017, the corporate income tax rate will be 19%.

In 2008, Globant S.A. (Spain) elected to be included in the Spanish special tax regime for entities having substantially all of their operations outside of Spain, known as “Empresas Tenedoras de Valores en el Exterior” (“ETVE”), on which dividends distributed from its foreign subsidiaries as well as any gain resulting from disposal are tax free. In order to be entitled to the tax exemption, among other requirements, Globant Spain’s main activity must be the administration and management of equity instruments from non-Spanish entities and such entities must be subject to a tax regime similar to that applicable in Spain for non-ETVEs companies. During 2016 and 2015, the Company’s Uruguayan, Colombian and Argentinian subsidiaries distributed dividends to Globant S.A. for a total amount of 85,064 and 4,511, respectively. If this tax exemption would not applied, the applicable tax rate should be 25%. The Company´s Spanish subsidiary Software Product Creation S.L. is subject to a 25% corporate income tax rate.

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

Under Argentina’s Software Promotion Law No. 25,922 (Ley de Promoción de la Industria de Software), our operating subsidiaries in Argentina benefit from a 60% reduction in their corporate income tax rate (as applied to income from promoted software activities) and a tax credit of up to 70% of amounts paid for certain social security taxes (contributions) that may be offset against value-added tax liabilities. Law No. 26,692, the 2011 amendment to the Software Promotion Law (“Law No. 26,692”), also allows such tax credits to be applied to reduce our Argentine subsidiaries’ corporate income tax liability by a percentage not higher than the subsidiaries’ declared percentage of exports and extends the tax benefits under the Software Promotion Law until December 31, 2019.

On May 21, 2010, Ministry of Industry and Tourism published Resolution No 177/2010 which establishes that audits, verifications, inspections, controls and evaluations related to the regime of Law No. 25,922, will be supported by the beneficiaries by paying a monthly and annual fee of 7% calculated on the amount of tax benefits.

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

Regulatory Decree No. 1315/2013 further provides that:

•	from September 17, 2014 through December 31, 2019, only those companies that are accepted for registration in the National Registry of Software Producers (Registro Nacional de Productores de Software y Servicios Informáticos) maintained by the Secretary of Industry (Secretaria de Industria del Ministerio de Industria) will be entitled to participate in the benefits of the Software Promotion Regime;

•	applications for registration in the National Registry of Software Producers must be made to the Secretary of Industry within 90 days after the publication in the Official Gazette (Boletín Oficial) of the relevant registration form (which period expired on July 8, 2014);

•	the 60% reduction in corporate income tax provided under the Software Promotion Regime shall only become effective as of the beginning of the fiscal year after the date on which the applicant is accepted for registration in the National Registry of Software Producers; and

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

•	upon the Secretary of Industry’s formal approval of an applicant’s registration in the National Registry of Software Producers, any promotional benefits previously granted to such person under Law No. 25,922 shall be extinguished.

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

As of December 31, 2015 and 2014, the Company recorded a gain of 1,820 and 1,505, respectively related to the partial reversal of the allowance of impairment of tax credit generated under the abovementioned regime up to the date of the reaccreditation of the Argentine subsidiary (Sistemas Globales S.A.) by the Secretary of Industry who stated in the respective resolutions that the tax benefits under the previous regime expired on the date of the reaccreditation. After the date of the reaccreditation under the new law, the Company has not recognized any benefit under the law 25,922.

Regarding the rest of the Company's Argentine subsidiaries, Globers Travel and Dynaflows, as they are not in included within the Software Promotion Regime, are subject to a corporate income tax rate of 35%.

The Company’s Uruguayan subsidiary Sistemas Globales Uruguay S.A. is domiciled in a tax free zone and has an indefinite tax relief of 100% of the income tax rate and an exemption from VAT. Aggregate income tax relief arising under Sistemas Globales Uruguay S.A. for years ended December 31, 2016, 2015 and 2014 were 1,231, 1,175, 469, respectively. The Company’s Uruguayan subsidiary Difier S.A. is located outside tax-free zone and according to Article 163 bis of Decree No. 150/007 the software development services performed are exempt from income tax and value-added tax applicable as long as they are exported and utilized abroad.

The Company’s Colombian subsidiary Sistemas Colombia S.A.S. is subject to federal corporate income tax at the rate of 31% and the CREE (“Contribución Empresarial para la Equidad”) at the rate of 9% calculated on net income before income tax, applicable since January 1, 2016. On December 29, 2016, Law No 1,819 of 2016 was passed introducing significant changes in the Colombian tax system for corporates and individuals and became effective on January 1, 2017. Since January 1, 2017, the CREE is deleted and the Company´s will be subject to federal corporate income tax at the rate of 40% for the year 2017.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company’s U.S. subsidiaries Globant LLC and L4 Mobile LLC are subject to U.S. federal income tax at the rate of 34%. For tax purposes, L4 Mobile LLC is considered a partnership which elected to be a disregarded entity. The profit of L4 Mobile LLC will passed directly through the business to Globant LLC and will be taxed on its income tax return.

The Company’s English subsidiaries Sistemas UK Limited, We are London Limited and Huddle Investment LLP, are subject to corporate income tax at the rate of 20%. For the year 2015, the corporate income tax rate was 21%.

The Company’s Chilean subsidiary Sistemas Globales Chile Ases. Ltda. is subject to corporate income tax at the rate of 24%. For the year 2015, the corporate income tax rate was 22.5% and for 2017 it will be 25.5%.

The Company’s Brazilian subsidiary Globant Brasil Consultoría Ltda. (formerly Terraforum Consultoría Ltda.), applies the taxable income method called “Lucro real”. Under this method, taxable income is based upon a percentage of profit accrued by the Company, adjusted according to the add-backs and exclusions provided in the relevant tax law. The rate applicable to the taxable income derived from the subsidiary’s activity is 24% plus 10% if the net income before income tax is higher than 240,000 reais for the year 2016 and 120,000 reais for the year 2015.

The Company’s Peruvian subsidiary, Globant Peru S.A.C. is subject to corporate income tax at the rate of 28%. For the year 2015, the corporate income tax rate was 30% and it will be 29.5% for the next year.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

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

3.9 – Intangible assets

Intangible assets include licenses, customer relationships and non-compete agreements. The accounting policies for the recognition and measurement of these intangible assets are described below.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.9.2 – Intangible assets acquired in a business combination

Intangible assets acquired in a business combination (trademarks, customer relationships and non-compete agreements) are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

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

3.9.4 – Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss when the asset is derecognized. No intangible asset has been derecognized in the last three years.

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

As of December 31, 2016, 2015 and 2014, no impairment losses were recorded.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

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

3.12.8 – Other Financial Assets

Call option over non-controlling interest in subsidiary

On October 22, 2015, the Company was granted with a call option to acquire the remaining 33.27% interest in Dynaflows S.A, which can be exercised from October 22, 2020 till October 21, 2021. At the same moment, the Company has also agreed on a put option with the non-controlling shareholders which gives them the right to sell its remaining 33.27% interest on October 22, 2018 or October 22, 2020. As of December 31, 2016 and 2015, the Company accounted for the call option at its fair value of 319 and 321, respectively, in a similar way to a call option over an entity’s own equity shares and the initial fair value of the option was recognized in equity.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Clarice Subscription agreement

On May 14, 2015, the Company signed a subscription agreement as described in note 23. According to this agreement, the Company will receive a fix amount of money in exchange of a variable number of shares of the Company. According to IAS 32:11, a financial asset has been recognized in order to reflect the contractual right to receive cash. As of December 31, 2016 and 2015, the Company has recorded 900 as current financial asset. As of December 31, 2015 the Company recorded 900 as non-current financial asset.

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

For all other financial assets, objective evidence of impairment could include:

-	Significant financial difficulty to the issuer or counterparty;
-	Breach of contract, such as a default or delinquency in interest or principal payments;
-	It becoming probable that the borrower will enter bankruptcy or financial reorganization; or
-	The disappearance of an active market for the financial asset because of financial difficulties.

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

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

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

3.18 – Gain on transactions with bonds - Proceeds received by Argentine subsidiaries through capital contributions

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

During the years ended December 31, 2015 and 2014 the Company recorded a gain amounting to 19,102 and 12,629, respectively, due to the above-mentioned transactions that were disclosed under the caption “Gain on transactions with bonds” in the consolidated statements of profit or loss and other comprehensive income.

During the year ended December 31, 2016, the Company did not engage in the above described transaction.

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

NOTE 4 – CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, the Company’s management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

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

The Company generates revenues primarily from the provision of software development services. The Company recognizes revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured. If there is an uncertainty about the project completion or receipt of payment for the consulting services, revenues are deferred until the uncertainty is sufficiently resolved.

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

The Company evaluates goodwill for impairment at least annually or more frequently when there is an indication that the unit may be impaired. When determining the fair value of the Company’s cash generating unit, the Company utilizes the income approach using discounted cash flow. The income approach considers various assumptions including increase in headcount, headcount utilization rate and revenue per employee, income tax rates and discount rates. The assumptions considered by the Company as of December 31, 2016 are the following: projected cash flows for the following five years, the average growth rate considered was 24.2% and the rate used to discount cash flows was 14.11%.

Any adverse changes in key assumptions about the businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon the Company’s evaluation of goodwill, no impairments were recognized during 2016, 2015 and 2014.

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

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

6.	Call option over non-controlling interest

As of December 31, 2016 and 2015, the Company held a call option to acquire the 33.27% of the remaining interest in Dynaflows S.A., which could be exercised from October 22, 2020 till October 21, 2021. The Company calculated the fair value of this option using the Black-Scholes option model. The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, maturity, risk-free interest rate, value of the underlying asset and dividend yield.

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

7.	Recoverability of internally generated intangible asset

During the year, the Company considered the recoverability of its internally generated intangible asset which are included in the consolidated financial statements as of December 31, 2016 and 2015 with a carrying amount of 3,904 and 2,497, respectively.

Detailed sensitivity analysis has been carried out by the Company, considering both, revenue from customers in case of the assets sold to third parties and internal usage for those assets that are use internally, and, as a result, the Company believes that the carrying amount of the asset will be recovered in full. This situation will be closely monitored, and adjustments made in future periods if future market activity indicates that such adjustments are appropriate.

8.	Fair value measurement and valuation processes

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

9.	Useful lives of property, equipment and intangible assets

The Company reviews the estimated useful lives of property, equipment and intangible assets at the end of each reporting period. The Company determined that the useful lives of the assets included as property, equipment and intangible assets are in accordance with their expected lives.

10.	Provision for contingencies

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

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

NOTE 5 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

5.1 - Cost of revenues

	For the year ended December 31,
	2016	2015	2014
Salaries, employee benefits and social security taxes	(176,490)	(146,271)	(107,481)
Shared-based compensation expense	(917)	(735)	(35)
Depreciation and amortization expense	(4,281)	(4,441)	(3,813)
Travel and housing	(6,586)	(6,673)	(8,099)
Office expenses	(1,084)	(1,504)	(1,399)
Professional services	(1,754)	(361)	(679)
Recruiting, training and other employee expenses	(216)	(227)	(138)
Taxes	(67)	(80)	(49)
TOTAL	(191,395)	(160,292)	(121,693)

5.2 - Selling, general and administrative expenses

	For the year ended December 31,
	2016	2015	2014
Salaries, employee benefits and social security taxes	(30,603)	(28,029)	(19,396)
Shared-based compensation expense	(2,703)	(1,647)	(582)
Rental expenses	(12,032)	(9,945)	(8,830)
Office expenses	(10,200)	(9,448)	(7,809)
Professional services	(7,599)	(7,463)	(7,085)
Travel and housing	(5,054)	(3,435)	(3,380)
Taxes	(5,010)	(4,908)	(4,215)
Depreciation and amortization expense	(6,637)	(4,860)	(4,221)
Promotional and marketing expenses	(1,123)	(1,654)	(1,640)
Charge to allowance for doubtful accounts	(928)	(205)	(130)
TOTAL	(81,889)	(71,594)	(57,288)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 6 – FINANCE INCOME / EXPENSE

	For the year ended December 31,
	2016	2015	2014
Finance income
Interest gain	60	8	99
Gain arising for held-for-trading investments	3,619	13,453	3,813
Gain arising for held-to-maturity investments	—	4,941	—
Gain arising for available-for-sale investments (*)	6,325	—	—
Foreign exchange gain	6,211	9,153	6,357
Subtotal	16,215	27,555	10,269

Finance expense
Interest expense on borrowings	(41)	(108)	(455)
Loss arising for held-for-trading investments	(2,966)	—	—
Foreign exchange loss	(14,831)	(19,289)	(9,303)
Other interest	(776)	(888)	(973)
Other	(613)	(667)	(482)
Subtotal	(19,227)	(20,952)	(11,213)
TOTAL	(3,012)	6,603	(944)

(*) As of December 31, 2016 includes 52 related to the gain recognized as Other comprehensive income as of December 31, 2015.

NOTE 7 – INCOME TAXES

7.1 – INCOME TAX RECOGNIZED IN PROFIT AND LOSS

	For the year ended December 31,
	2016	2015	2014
Tax expense:
Current tax expense	(15,057)	(19,522)	(8,561)
Deferred tax gain (loss)	730	1,102	(370)
TOTAL INCOME TAX EXPENSE	(14,327)	(18,420)	(8,931)

Substantially all revenues are generated in the U.S. and United Kingdom, through subsidiaries located in those countries. The Company´s workforce is mainly located in Argentina and to a lesser extent in Latin America, India and U.S.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Argentine subsidiaries are the most significant source of net taxable income of the Company, the following reconciliation has been prepared using the Argentine tax rate:

	For the year ended December 31,
	2016	2015	2014
Profit before income tax	50,189	50,040	34,194
Tax rate (note 3.7.1.1)	35%	35%	35%
Income tax expense	(17,566)	(17,514)	(11,968)

Permanent differences
Argentine Software Promotion Regime (note 3.7.1.1)	7,189	15,037	5,422
Effect of different tax rates of subsidiaries operating in countries other than Argentina	1,069	1,362	185
Non-deductible expenses	2,301	1,184	(491)
Tax loss carry forward not recognized	(878)	(1,681)	(965)
Exchange difference	(6,593)	(17,560)	(1,054)
Other	151	752	(60)
INCOME TAX EXPENSE RECOGNIZED IN PROFIT AND LOSS	(14,327)	(18,420)	(8,931)

7.2 – DEFERRED TAX ASSETS

	As of December 31,
	2016	2015
Share-based compensation plan	4,919	5,774
Allowances and provisions	1,033	1,233
Loss carryforward (1)	1,739	976
TOTAL DEFERRED TAX ASSETS	7,691	7,983

(1)	As of December 31, 2016, the Company’s subsidiaries Dynaflows S.A. has a tax loss carry forward for an amount of 17 which expires in 2020 and Globant Brasil Consultoría Ltda., Sistemas Globales Chile Ases. Ltda., Globant LLC, Software Product Creation S.L. and Sistemas UK Limited have a tax loss carry forward for an amount of 1,235;101;274; 7 and 105, respectively, which do not expire. The amount of the carryforward that can be utilized for Globant Brasil Consultoría Ltda. is limited to 30% of taxable income in each carryforward year. As of December 31, 2015, the Company’s subsidiaries Global Systems Outsourcing S.R.L. de C.V. has a tax loss carry forward for an amount of 140 which expires in 2024 and Terraforum and Sistemas Chile have a tax loss carry forward for an amount of 798 and 38, respectively, which do not expire.

NOTE 8 – EARNINGS PER SHARE

The earnings and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows:

	For the year ended December 31,
	2016	2015	2014
Net income for the year attributable to owners of the Company	35,876	31,653	25,201
Weighted average number of shares (in thousands) for the purpose of basic earnings per share	34,402	33,960	30,926
Weighted average number of shares (in thousands) for the purpose of diluted earnings per share	35,413	35,013	31,867
BASIC EARNINGS PER SHARE	$1.04	$0.93	$0.81
DILUTED EARNINGS PER SHARE	$1.01	$0.90	$0.79

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weight average number of ordinary shares for the purpose of diluted earning per share:

	For the year ended December 31,
	2016	2015	2014
Shares deemed to be issued in respect of employee options	1,021,250	748,198	—

NOTE 9 –INVESTMENTS

9.1 – Current investments

	As of December 31,
	2016	2015

Mutual funds (1)	9,355	9,848
CEDIN (1)	—	1,274
LEBACs (2)	—	14,538
TOTAL	9,355	25,660

(1)	Held for trading investment.
(2)	Available for sale investment. As of December 31, 2015, 5,125 are required to maintain as collateral of future contracts explained in 27.10.3.

9.2 – Investments in associates

CHVG investment

The Company owns the 40% of total shares of CHVG S.A. (“CHVG”) and accounted for this investment using the equity method.

Collokia investment

As of December 31, 2016, the Company has a 19.5% of participation in Collokia LLC for an amount of 800.

On February 25, 2016, the Company signed a subscription agreement with Collokia LLC, through which Collokia LLC agreed to increase its capital by issuing 55,645 preferred units, from which the Company acquired 20,998 at the price of $23.81 per share for a total amount of 500. After this subscription, the Company has a 19.5% of participation in Collokia LLC for a total amount of 800 and accounted for this investment using the equity method considering that the Company has significant influence over the operating and governance decisions of Collokia LLC, as the participation in the board of director, the approval of budget and business plan, among other decisions.

Assets, liabilities, results and other comprehensive income for all the above mentioned investments as of December 31, 2016, 2015 and 2014 and for the years then ended were not significant individually nor in the aggregate.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 10 – TRADE RECEIVABLES

	As of December 31,
	2016	2015

Accounts receivable (1)	47,466	43,080
Unbilled revenue	7,321	3,310
Subtotal	54,787	46,390
Less: Allowance for doubtful accounts	(617)	(438)
TOTAL	54,170	45,952

(1)	Includes amounts due from related parties of 575 and 1,593 as of December 31, 2016 and 2015 (see note 21.1).

Rollforward of the allowance for doubtful accounts

	As of December 31,
	2016	2015	2014

Balance at beginning of year	(438)	(243)	(194)
Additions (1)	(928)	(205)	(130)
Additions related to business combinations (note 23)	—	(109)	—
Write-off of receivables	749	117	43
Translation	—	2	38
Balance at end of year	(617)	(438)	(243)

(1)	The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the recoverable amounts included those expected in liquidation proceeds. The Company does not hold any collateral over these balances. In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the each fiscal year.

Aging of past due not impaired trade receivables

	As of December 31,
	2016	2015

60-90 days	472	645
91+ days	108	167
Balance at end of year	580	812

The average credit period on sales is 60 days. No interest is charged on trade receivables. The Company reviews past due balances on a case-by-case basis. The Company has recognized an allowance for doubtful accounts of some individually trade receivables that are considered not recoverable and 100% against all receivables over 120 days because historical experience has been that receivables that are past due beyond 120 days are usually not recoverable.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Aging of impaired trade receivables

	As of December 31,
	2016	2015

60-90 days	—	258
91-180 days	617	175
180+ days	—	5
Balance at end of year	617	438

NOTE 11 – OTHER RECEIVABLES

	As of December 31,
	2016	2015
Other receivables
Current
Tax credit - VAT	7,391	8,615
Tax credit - Software Promotion Regime (note 3.7.1.1)	4,486	3,832
Income tax credits	978	732
Other tax credits	471	729
Advances to suppliers (*)	4,013	3,303
Prepaid expenses	1,034	955
Loans granted to employees	32	59
Other	464	345
TOTAL	18,869	18,570

(*) As of December 31, 2016 and 2015 includes 2,992 and 3,047 related to advance to acquired building as explained in note 20.

	As of December 31,
	2016	2015
Non-current
Advances to suppliers (note 20)	20,977	18,779
Tax credit - VAT	4,122	—
Other tax credits	577	258
Guarantee deposits	1,289	1,085
Other	500	—
TOTAL	27,465	20,122

Rollforward of the allowance for impairment of tax credits

	As of December 31,
	2016	2015

Balance at beginning of year	—	(5,657)
Recovery (note 3.7.1.1)	—	1,820
Write-off tax credits	—	3,620
Translation	—	217
Balance at end of year	—	—

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 12 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2016 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	14,351	3,439	19,793	—	4,204	2,354	5,790	49,931
Additions related to business combinations (note 23)	156	55	48	—	—	—	—	259
Additions	3,547	1,083	1,353	34	2,777	—	7,120	15,914
Additions through finance lease (note 26)	—	—	—	—	—	—	—	—
Transfers	31	557	8,423	—	—	—	(9,011)	—
Disposals	(53)	—	—	—	—	—	—	(53)
Currency translation difference	65	(17)	106	—	—	—	—	154
Values at end of year	18,097	5,117	29,723	34	6,981	2,354	3,899	66,205

Depreciation
Accumulated at beginning of year	8,870	2,434	12,751	—	156	—	—	24,211
Additions	2,306	725	3,162	4	93	—	—	6,290
Disposals	(3)	—	—	—	—	—	—	(3)
Currency translation difference	46	(23)	8	—	—	—	—	31
Accumulated at end of year	11,219	3,136	15,921	4	249	—	—	30,529
Carrying amount	6,878	1,981	13,802	30	6,732	2,354	3,899	35,676

Property and equipment as of December 31, 2015 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	10,030	2,692	14,142	—	4,204	—	6,629	37,697
Additions related to business combinations (note 23)	51	25	113	—	—	—	—	189
Additions	4,302	393	1,504	—	—	2,354	3,859	12,412
Additions through finance lease (note 26)	2	—	—	—	—	—	—	2
Transfers	118	376	4,204	—	—	—	(4,698)	—
Disposals	(69)	—	(24)	—	—	—	—	(93)
Currency translation difference	(83)	(47)	(146)	—	—	—	—	(276)
Values at end of year	14,351	3,439	19,793	—	4,204	2,354	5,790	49,931

Depreciation
Accumulated at beginning of year	7,154	2,110	9,148	—	72	—	—	18,484
Additions	1,785	366	3,637	—	84	—	—	5,872
Disposals	(3)	—	(2)	—	—	—	—	(5)
Currency translation difference	(66)	(42)	(32)	—	—	—	—	(140)
Accumulated at end of year	8,870	2,434	12,751	—	156	—	—	24,211
Carrying amount	5,481	1,005	7,042	—	4,048	2,354	5,790	25,720

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 13– INTANGIBLE ASSETS

Intangible assets as of December 31, 2016 included the following:

	Licenses and internal developments	Customer relationships	Non-compete agreement	Total
Useful life (years)	5	3 - 10	3
Cost
Values at beginning of year	12,611	4,334	586	17,531
Additions related to business combinations (note 23)	28	5,054	—	5,082
Additions	5,942	—	—	5,942
Currency translation difference	10	246	—	256
Values at end of year	18,591	9,634	586	28,811

Amortization
Accumulated at beginning of year	8,229	1,507	586	10,322
Additions	3,702	926	—	4,628
Currency translation difference	4	66	—	70
Accumulated at end of year	11,935	2,499	586	15,020
Carrying amount	6,656	7,135	—	13,791

Intangible assets as of December 31, 2015 included the following:

	Licenses and internal developments	Customer relationships	Non-compete agreement	Total
Useful life (years)	5	3 - 10	3
Cost
Values at beginning of year	7,889	4,868	586	13,343
Additions related to business combinations (note 23)	296	—	—	296
Additions	4,445	—	—	4,445
Currency translation difference	(19)	(534)	—	(553)
Values at end of year	12,611	4,334	586	17,531

Amortization
Accumulated at beginning of year	5,648	1,083	507	7,238
Additions	2,598	752	79	3,429
Currency translation difference	(17)	(328)	—	(345)
Accumulated at end of year	8,229	1,507	586	10,322
Carrying amount	4,382	2,827	—	7,209

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 14 – GOODWILL

	As of December 31,
	2016	2015

Cost
Balance at beginning of year	32,532	12,772
Additions (note 23)	32,325	20,461
Translation	323	(701)
Balance at end of year	65,180	32,532

NOTE 15 – TRADE PAYABLES

	As of December 31,
	2016	2015

Suppliers	1,951	1,794
Expenses accrual	3,652	2,642
TOTAL	5,603	4,436

NOTE 16 – PAYROLL AND SOCIAL SECURITY TAXES PAYABLE

	As of December 31,
	2016	2015

Salaries	5,388	4,246
Social security tax	5,508	4,343
Provision for vacation and bonus	19,218	16,708
Directors fees	186	44
Other	28	210
TOTAL	30,328	25,551

NOTE 17 – BORROWINGS

	As of December 31,
	2016	2015

Current
Bank and financial institutions (note 25)	217	280
TOTAL	217	280

Non-current
Bank and financial institutions (note 25)	—	268
TOTAL	—	268

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 18 –TAX LIABILITIES

	As of December 31,
	2016	2015

Income tax	4,813	6,833
Periodic payment plan	127	20
VAT payable	461	1,102
Personal Assets Tax – Substitute taxpayer (*)	—	863
Software Promotion Law - Annual and monthly rates	561	1,060
Other	287	347
TOTAL	6,249	10,225

(*) On July 22, 2016, Law No 27,260, published in the Argentine Official Gazette, introduced benefits for compliant taxpayers that include the exemption of personal assets tax until 2019. The Argentinian subsidiaries are elegible for the exemption.

NOTE 19 – PROVISIONS FOR CONTINGENCIES

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company has recorded a provision for labor and regulatory claims where the risk of loss is considered probable. The final resolution of these potential claims is not likely to have a material effect on the results of operations, cash flow or the financial position of the Company.

As of December 31, 2016, the Company recorded a reserve for regulatory claims as result of the business combination of Difier, explained in note 23 to these consolidated financial statements.

Breakdown of reserves for lawsuits claims and other disputed matters include the following:

	As of December 31,
	2016	2015

Reserve for labor claims	138	650
Reserve for regulatory claims	1,807	—
TOTAL	1,945	650

Roll forward is as follows:

	As of December 31,
	2016	2015

Balance at beginning of year	650	794
Additions	1,343	490
Additions related to business combinations (note 23)	817	—
Recovery	(344)	(253)
Utilization of provision for contingencies	(400)	(91)
Translation	(121)	(290)
Balance at end of year	1,945	650

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

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

As of December 31, 2016 and 2015, 20,977 and 18,779 are included in these consolidated financial statements as other receivables non-current.

Additionally, during the year 2015 the Company gave other advances to acquire a building in La Plata and Tucumán, Argentina. As of December 31, 2016 and 2015, 2,992 and 3,047 are included in these consolidated financial statements as other receivables current.

NOTE 21 – RELATED PARTIES BALANCES AND TRANSACTIONS

21.1 – WPP and Other related parties

The Company provides software and consultancy services to certain WPP subsidiaries and other related parties. Outstanding receivable balances as of December 31, 2016 and 2015 are as follows:

	As of December 31,
	2016	2015

Added Value	2	171
Burson Marsteller	—	18
Frontier Communication	—	571
Grey Global Group Inc.	98	95
Group M Worldwide Inc	59	163
Ibope Argentina	—	80
JWT	241	163
Kantar Operations	13	67
Kantar Retail	8	8
Mindshare	—	2
Qualicorp	—	31
Mercado Libre S.R.L.	43	—
TNS	111	172
Young & Rubicam	—	52
Total	575	1,593

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During the year ended December 31, 2016, 2015 and 2014, the Company recognized revenues for 6,462, 6,655 and 7,681, respectively, as follows:

	For the year ended December 31,
	2016	2015	2014

Acceleration eMarketing	—	12	—
Added Value	790	361	—
Blue State Digital	—	41	—
Burson Marsteller	59	261	121
Fbiz Comunicação Ltda.	—	267	518
Geometry Global	—	2	146
Grey Global Group Inc.	1,182	1,011	974
Group M Worldwide Inc	822	868	1,137
IBOPE Argentina	244	6	—
IBOPE Pesquisa de Mídia Ltda	—	288	—
JWT	919	957	839
Kantar Group	674	282	1,754
Kantar Retail	93	69	—
Mindshare	—	71	168
Ogilvy & Mather Brasil Comunication	611	—	49
Qualicorp	—	275	—
Rockfish Interactive Corporation	—	77	193
Tenthavenue Media ltd	—	69	—
TNS	579	1,086	1,207
VML	—	—	31
Wunderman CATO Johnson S.A	—	—	24
Young & Rubicam	366	652	520
Mercado Libre S.R.L.	100	—	—
Coretech	23	—	—
Total	6,462	6,655	7,681

21.2 – Compensation of key management personnel

The remuneration of directors and other members of key management personnel during each of the three years are as follows:

	For the year ended December 31,
	2016	2015	2014

Salaries and bonuses	4,432	4,211	3,639
Total	4,432	4,211	3,639

The remuneration of directors and key executives is determined by the Board of Directors based on the performance of individuals and market trends.

During 2014, the Company granted 296,167 share options at a strike price of $10. During 2015, the Company granted 30,000 and 273,000 share options at a strike price of $22.77 and $28.31, respectively. During 2016, the Company granted 260,000 and 82,500 share options at a strike price of $29.01 and $32.36, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

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

Under this share-based compensation plan, during the year 2016 and 2015, other share-based compensation agreements were signed for a total of 1,003,250 and 789,948 options granted, respectively.

The following shows the evolution of the share options outstanding for the years ended at December 31, 2016 and 2015:

	As of December 31, 2016		As of December 31, 2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance at the beginning of year	1,933,239	15.40	1,724,614	5.92
Options granted during the year	1,003,250	31.89	789,948	28.29
Forfeited during the year	(33,979)	25.75	(35,674)	15.49
Exercised during the year	(243,915)	7.64	(545,649)	4.10
Balance at end of year	2,658,595	22.21	1,933,239	15.40

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table summarizes the share-based compensation plan at the end of the year:

Grant date	Excerise price ($)	Number of stock options	Number of stock options vested as of December 31, 2016	Fair value at grant date ($)	Fair value vested ($)	Expense as of December 31, 2016 ($) (*) (**)

2006	0.95	15,603	15,603	85	85	—

2007	0.71	200,000	200,000	1,135	1,135	—
	1.40	1,416	1,416	7	7	61

2010	2.48	4,720	4,720	19	19	10
	2.93	—	—	—	—	—
	3.38	55,332	55,332	183	183	104

2011	2.71	32,225	32,225	125	125	393

2012	6.77	1,651	1,651	3	3	16
	7.04	3,991	3,991	6	6	101

2013	12.22	24,999	24,999	65	65	10
	14.40	2,395	2,395	4	4	1

2014	10.00	501,434	225,191	1,668	749	616
	13.20	6,569	1,423	13	3	25

2015	22.77	30,000	10,000	221	74	75
	28.31	636,035	136,163	4,408	944	1,211
	29.34	32,295	21,446	218	145	79
	34.20	18,000	4,500	155	39	39

2016	29.01	260,000	—	1,793	—	381
	32.36	646,250	—	5,235	—	14
	35.39	70,000	—	607	—	13

Subtotal		2,542,915	741,055	15,950	3,586	3,149

Non employees stock options

2012	6.77	22,170	22,170	35	35	—
2013	12.22	22,170	22,170	52	52	—
2014	10.00	44,340	44,340	87	87	16
2016	39.37	27,000	—	248	—	21

Subtotal		115,680	88,680	422	174	37
Total		2,658,595	829,735	16,372	3,760	3,186

(*) Total share-based compensation for year 2016 includes 434 related to the shares granted to one employee explained in note 29.1.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(**) Expense as of December 31, 2015 and 2014 amount to 1,990 and 617, respectively. Total share-based compensation for year 2015 includes 392 related to the shares granted to one employee explained in note 29.1.

Deferred income tax asset arising from the recognition of the share-based compensation plan amounted to 4,919 and 5,774 for the years ended December 31, 2016 and 2015, respectively.

22.2 - Share options exercised during the year:

	As of December 31, 2016		As of December 31, 2015
	Number of options exercised	Exercise price	Number of options exercised	Exercise price

Granted in 2006	3,196	0.95	15,040	0.95
Granted in 2007	36,538	0.71	104,996	0.71
Granted in 2007	6,321	1.40	8,811	1.40
Granted in 2009	—	—	19,501	2.08
Granted in 2010			11,085	2.26
Granted in 2010	3,295	2.48	6,689	2.48
Granted in 2010	1,402	2.93	18,108	2.93
Granted in 2010	39,142	3.38	59,460	3.38
Granted in 2011	60,000	2.71	69,548	2.71
Granted in 2011	—	—	17,293	3.38
Granted in 2012	2,000	6.77	113,851	6.77
Granted in 2012	13,191	7.04	74,492	7.04
Granted in 2012	—	—	14,341	9.02
Granted in 2014	42,645	10.00	11,610	10.00
Granted in 2014	2,901	13.20	824	13.20
Granted in 2015	30,465	28.31	—	—
Granted in 2015	2,819	29.34	—	—
Balance at end of the year	243,915		545,649

The average market price of the share amounted to 36.77 and 26.78 for year 2016 and 2015, respectively.

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

The Company estimated the following assumptions for the calculation of the fair value of the share options:

Assumptions	Granted in 2016 for 2014 plan	Granted in 2015 for 2014 plan	Granted in 2014 for 2014 plan
Stock price	31.89	28.29	10
Expected option life	6 years	6 years	6 years
Volatility	20%	20%	28%
Risk-free interest rate	1.95%	1.76%	2.42%

See Note 4 for a description of the assumptions.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

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

The aggregate purchase price under the Stock Purchase Agreement was 8,395. Such purchase price may be subject to adjustments based on the future performance of the Huddle Group, and will be payable to the Sellers in seven installments, pro rate to each of the sellers’ ownership percentage (62.802% and 37.198% in the case of ACX and Pusfel, respectively), as follows:

-	On October 21, 2013 and November 4, 2013, the Company paid a total of 3,436 including interest.
-	Second installment: On April 21, 2014, the Company paid a total of 2,156, including interests.
-	Third installment: Based on the gross revenue and gross profit achieved by the Huddle Group for the year 2013, the Company paid on April 22, 2014, 861 and recognized as of December 31, 2013, a gain for 109 arisen on the remeasurement of the liability, included in “Other income and expense, net”.
-	Fourth installment: On October 25, 2014, the Company paid 870, including interests.
-	Fifth installment: On April 2, 2015, the Company paid 647, including interests.
-	Sixth installment: On March 31, 2016, the Company paid 187, including interests.
-	The seventh installment of 115 shall be paid no later than the fifth anniversary date of Closing Date.

The consideration transferred for Huddle Group acquisition was calculated as follows:

Purchase price	Amount
Down payment	3,019
Installment payment	5,117	(a)(b)
Total consideration	8,136

(a)	Net present value of future installment payments including interest.
(b)	The outstanding balance as of December 31, 2016 and 2015 amounted to 104 and 275, respectively, including interest; classified 183 as current as of December 31, 2015 and 104 and 92 as non-current other financial liabilities as of December 31, 2016 and 2015, respectively.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

On October 23, 2014, the Company entered into an agreement to amend the Minority Interest SPA, to purchase the remaining 13.75% of the capital interests of Huddle UK (the “Spitz Interest”). Pursuant to this amendment, Mr. Spitz transferred to the Company the remaining 13.75% of the capital interests of Huddle UK. The consideration for the purchase of Spitz interest, was the amount resulting from valuating Huddle UK at 0.7 times its annual gross revenue for the twelve-month period ended on December 31, 2014 (“2014 Gross revenue”) multiplied by 0.1375; provided that if the 2014 Gross revenue was higher than 7,800, then the purchase price shall be an amount equivalent to 0.8 times the 2014 Gross revenue multiplied by 0.1375. The consideration shall in no case be less than 650. As of December 31, 2014, the consideration amounts to 650 and will be payable in three installments, as follows:

-	First installment: the amount of 100 was paid on October 23, 2014.
-	Second installment: the amount of 225 was paid on February 28, 2015.
-	Third installment: On January 22, 2016, the Company granted 11,213 treasury shares at a price of $27.2 per share to Mr. Spitz to cancel the remaining liability of 305. The Company withholds the remaining amount of 20 as an escrow till October 23, 2019.

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

As of December 21, 2015 the Company changed the legal name of Clarice to Globant India Private Limited ("Globant India").

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

2.1	Fair Market Value of such shares, calculated in accordance with the methodology prescribed by the Reserve Bank of India by an appointed chartered accountant; or

2.2	The consideration as detailed below:

2.2.1	The second share transfer tranche, comprising 1,249 shares representing 9.32% of the shares of Clarice was transferred by the sellers to the Company on July 15, 2016. Based on the revenue and gross profit achieved by Globant India (formerly "Clarice") for the period between May 15, 2015 and May 15, 2016, the Company paid on July 15, 2016, 4,208 and recognized as of December 31, 2016 a gain of 418 arisen on the remeasurement of the liability, included in "Other income and expense, net".

2.2.2	The third Share transfer tranche, comprising 1,249 of the shares representing 9.32% of the shares of Clarice, shall be transferred by the sellers to the Company no later than July 14, 2017, in consideration for the payment of the minimum share price for such shares, defined as 859.61 per share for this tranche, plus an amount of 3,455, comprising 1,774 and 1,681, both subject to the achievement of certain financial and capacity targets of Clarice.

2.2.3	The fourth share transfer tranche comprising the transfer of 700 shares representing 5.23% of the shares of Clarice shall be transferred by the sellers to the Company no later than on June 20, 2018, in consideration for payment of the minimum share price for such shares, defined as 946.46 per share for this tranche, plus an amount of 1,938, subject to the achievement of certain capacity target by Clarice.

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

The consideration transferred for Clarice acquisition was calculated as follows:

Purchase price	Amount
Down payment	9,324
Installment payment	2,483	(a)
Contingent consideration	8,377	(a)
Total consideration	20,184

(a)	As of December 31, 2016 and 2015 included as 4,446 and 4,418 as Other financial liabilities current, and 2,408 and 6,682 as Other financial liabilities non-current, respectively.

On February 2017, the Company signed an amendment of the SPA with one of the shareholders where they agreed: the acquisition of the shares held by this employee for an amount of 600 and the termination of the employment agreement. As a consequence, the Company recorded a gain of 418, related to the remasurement at fair value of this contingent consideration.

Clarice sellers’ subscription agreement

On May 14, 2015, the Company signed two agreements whereas agreed to issue to the subscribers, as detailed below, and the subscribers agree to subscribe from the Company the number of shares set forth below:

First agreement

First tranche

The first tranche for 38,984 common shares were subscribed by two employees and their spouses for a total amount of 800.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Second and third tranches

Regarding second tranche, on July 25, 2016, the Company issued 20,896 common shares for an amount of 800.

Third tranches will due on May 2017. The Company shall issue additional shares at a price equal to the volume weighted average trading price (“VWAP”) (derived from the trading price of the shares as quoted in the NYSE) for the 60-trading period ending on the second trading day prior to the third tranche issue date. Such numbers of shares will be allocated among the subscribers in the proportion in which they were allocated in the First tranche. The number of the third Tranche shares to be issued to each of the subscribers shall be the lower of (i) 80% of the maximum amount of shares that such subscriber is eligible to purchase under applicable law and (ii) the quotient obtained by dividing 200 by the third tranche 60-day VWAP.

Total estimated amount is 800 for third tranche.

Second agreement

First tranche

The first tranche for 4,873 common shares was subscribed by one employee for a total amount of 100.

Second and third tranches

Regarding second tranche, on July 25, 2016, the Company issued 2,612 common shares for an amount of 100.

Third tranches will due on May 2017. The Company shall issue additional shares for an aggregate consideration of 100 equal the quotient obtained by dividing 100 by the Second tranche 60-day VWAP.

As of December 31, 2015, 43,857 shares were issued for a total amount of 900.

Both agreements are forward contracts to issue and sell a variable number of shares for a fixed amount of cash, thus according to IAS 32, the Company recorded a financial liability and a financial asset for the shares to be issued and the payment to be received, respectively, for an amount of 1,800.

As of December 31, 2016 the Company has 900 as a current financial asset and as a current financial liability.

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

The aggregate purchase price under the Stock Purchase Agreement (“SPA”) amounted to ARS 13,316 (1,402) and 414, payable in two installments, as following:

- The first installment amounted to ARS 13,316 (1,402) paid at the closing date.

- The second installment amounted to 414 paid on April 22, 2016.

On the same date, the Company made a capital contribution of 868 (ARS 8,250,000) to Dynaflows by issuing 9,190 shares.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

After both agreements and considering the previous equity interest held by the Company of 22.7%, the Company holds the 66.73% of participation in Dynaflows.

The consideration transferred for Dynaflows acquisition was calculated as follows:

Purchase price	Amount
Down payment	1,402
Installment payment	414
Total consideration	1,816	(a)

(a)	As of December 31, 2016 the consideration was totally canceled. As of December 31, 2015, included as 414 as Other financial liabilities current.

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

As of December 31, 2016 and 2015, the Company has recognized as non-current other financial liabilities the written put option for an amount of 4,388 and 7,371, respectively equal to the present value of the amount that could be required to be paid to the counterparty discounted at an interest rate of 3.5%. Changes in the measurement of the gross obligation are recognized in profit or loss.

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

As of December 31, 2016 and 2015, the Company has accounted for the call option at its fair value of 319 and 321 in a similar way to a call option over an entity’s own equity shares and the initial fair value of the option was recognized in equity.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Acquisition of WAE

On May 23, 2016 (closing date), Globant S.A. (Spain) acquired 100% of shares of We Are London Limited (WAE UK), a company organized and existing under the laws of England and Wales and 100% of shares of We Are Experience, Inc. a corporation organized and existing under the Laws of the State of New York, United States (WAE US) (jointly WAE UK and WAE US are WAE). WAE is a service design consultancy, specialized in three distinct but complementary service offerings - Research, Strategy and Creative. Total headcount of WAE was 40 employees with operations in United States and United Kingdom. The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of WAE.

The aggregate purchase price under the Stock Purchase Agreement (SPA) amounted to 19,851, of which 12,131 relates to WAE UK and 7,720 relates to WAE US. Such purchase price may be subject to adjustments based on the future performance of WAE and is payable to the sellers as follows:

1. Up-front payment: As of the closing date, the Company paid an aggregate consideration of 8,500 to the sellers.

2. First earn-out payment: Not later than August 16, 2017, the amount of 5,000, provided that such amount shall be reduced in proportion to the percentage of revenue and gross profit achievement by WAE during the period commencing on June 1, 2016 and ending on May 31, 2017.

3. Second earn-out payment: Not later than August 20, 2018, the amount of 5,000, provided that such amount shall be reduced in proportion to the percentage of revenue and gross profit achievement by WAE during the period commencing on June 1, 2017 and ending on May 31, 2018.

Additionally, the Company shall pay to the sellers an amount of 575 in cash on the first earn-out payment date and/or the second earn-out payment date related to the corporation tax saved by WAE UK prior to such date as a result of any deduction obtained under income tax law applicable to United to Kingdom attributable to the exercise of the stock options plan granted by WAE UK to the option holders. This amount is considered by the Company as part of the consideration amount.

Finally, as part of the total consideration the Company computed the working capital adjustment defined in the SPA. Total adjustment amounted to 1,357.

Acquisition-related costs amounting to 515 have been excluded from the consideration transferred and have been recognized as an expense in profit or loss in the current year, within the Professional services line item.

The fair value of the consideration transferred for WAE acquisition was calculated as follows:

Purchase price	Amount
Down payment	8,500
Working capital adjustment	1,352
Installment payment	551	(a)
Contingent consideration	9,448	(a)
Total consideration	19,851

(a) As of December 31, 2016 included as 5,457 and 4,735 as Other financial liabilities current and non-current, respectively

Acquisition of Difier

On November 14, 2016, the Company entered into a Stock Purchase Agreement (“SPA”) with 3Cinteractive corp. (“3C”) to purchase the 100% of the capital stock of Difier S.A., a Uruguayan company (“Difier”). Difier is engaged in the business of providing information technology support services to 3C, who has been and remains the only customer of Difier.

The aggregate purchase price under the SPA amounted to 25 and was paid as of the closing date. Jointly with this SPA, the Company signed with 3C a consulting services agreement representing a customer relationship, to provide software services in the United States and other jurisdictions for the following four years. The fair value of this agreement was recognized as an intangible asset as of the date of acquisition for an amount of 652, which originated a gain for a bargain business combination of 225 included in "Other income and expenses, net".

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Acquisition related expenses were not material and were recognized directly as expense.

Acquisition of L4

On November 14, 2016 (“closing date”), Globant LLC acquired 100% of shares of L4 Mobile, LLC (“L4”), a limited liability company organized and existing under the laws of the State of Washington, United States. L4 offers the digital product consulting, design, development and quality assurance services necessary to build and manage robust digital products. Total headcount of L4 was 90 employees with operations in United States. The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of L4.

The aggregate purchase price under the Stock Purchase Agreement (“SPA”) amounted to 20,388. Such purchase price may be subject to adjustments based on the future performance of L4 and is payable to the seller as follows:

1.	Up-front payment: As of the closing date, the Company paid an aggregate consideration of 11,000 to the seller.

2.	First earn-out payment: Not later than February 15, 2017, the amount of 980, considering the revenue achievement by L4 during the period commencing on November 1, 2016 and ending on December 31, 2016.

3.	Second earn-out payment: Not later than February 15, 2018, the amount of 4,000, provided that such amount shall be reduced in proportion to the percentage of revenue and gross profit achievement by L4 during the period commencing on January 1, 2017 and ending on December 31, 2017.

4.	Third earn-out payment: Not later than February 15, 2019, the amount of 4,000, provided that such amount shall be reduced in proportion to the percentage of revenue and gross profit achievement by L4 during the period commencing on January 1, 2018 and ending on December 31, 2018.

The fair value of the consideration transferred for L4 acquisition was calculated as follows:

Purchase price	Amount
Down payment	11,000
Working capital adjustment	817	(a)
Contingent consideration	8,571	(a)
Total consideration	20,388

(a) As of December 31, 2016 included 1,799 and 7,589 as Other financial liabilities current and non-current, respectively

Acquisition related expenses were not material and were recognized directly as expense.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Outstanding balances of financial liabilities related to the abovementioned acquisitions as of December 31, 2016 and 2015 are as follows:

	As of December 31, 2016		As of December 31, 2015
	Other financial liabilities - current	Other financial liabilities - non current	Other financial liabilities - current	Other financial liabilities - non current

Huddle Group	—	104	183	92
Huddle Group - Minority interest agreement	—	—	325	—
Clarice	4,446	2,408	4,418	6,682
Subscription agreement	900	—	900	900
Dynaflows	—	—	414	—
Put option on minority interest of Dynaflows	—	4,388	—	7,371
WAE	5,457	4,735	—	—
L4	1,799	7,589	—	—
Total	12,602	19,224	6,240	15,045

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Purchase Price Allocation

Fair values of the assets and liabilities incurred at the date of acquisition in the business combinations above mentioned are as follows:

	Huddle Group	Bluestar Energy	Clarice	Dynaflows	WAE	L4	Difier
Current Assets
Cash and cash equivalents	1,226	1,575	153	4	2,671	171	99
Investments	—	—	1,232	—	—	—	—
Trade receivables	1,475	—	1,983	82	1,706	4,042	—
Other receivables	54	471	1,731	7	1,549	178	25

Non current assets
Porperty and equipment	233	105	180	9	96	126	37
Intangibles	2,210	472	54	242	2,269	2,161	652
Deferred tax	—	—	5	49	562	—	—
Other receivables	915	42	227	1	—	8	522
Goodwill (1) (3)	4,226	—	17,702	2,759	16,201	16,124	—

Current liabilities
Trade and other payables	(378)	(360)	(620)	(17)	(3,248)	(1,175)	(81)
Borrowings	(441)	—	—	—	—	—	—
Tax liabilities	—	(194)	(1,734)	(95)	(1,872)	(11)	—
Payroll and social security	(761)	(282)	(727)	(67)	(83)	(964)	(187)
Other liabilities	—	—	(2)	—	—	(22)	—

Non current liabilities
Provision for contingencies (4)	—	—	—	—	—	—	(817)
Borrowings	—	—	—	—	—	(250)	—

Non controlling interest	(623)	—	—	(83)	—	—	—
Gain from bargain business combination (2)	—	(472)	—	—	—	—	(225)
Fair value of previous interest held	—	—	—	(1,075)	—	—	—
Total consideration	8,136	1,357	20,184	1,816	19,851	20,388	25

(1)	Goodwill arising from Huddle Group, Clarice, Dynaflows and WAE are not deductible for tax purposes.
(2)	As the total amount paid for Difier S.A. and Bluestar Energy is less than the fair value of the assets and liabilities recognized at the date of acquisition, the Company has recorded a gain from bargain business combination.
(3)	Goodwill arising from L4 is deductible for tax purposes.
(4)	Includes provision for contingencies related to potential regulatory claims.

Goodwill has arisen in the acquisition of Huddle Group and L4 because the cost of the equity interest acquired included a control premium. In addition, the consideration paid for this acquisition effectively included amounts in relation to the benefit of expected synergies, revenue growth, customer relationships, future market development and the assembled workforce of acquired companies. Only the customer relationships are recognized as intangible. The other benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Goodwill arose in the acquisition of Clarice and Dynaflows because the cost of the equity interests acquired included control premium. In addition, the consideration paid for these acquisitions effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of acquired companies. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

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

The net income for the year ended December 31, 2016 includes a gain of 2,312 attributable to the business generated by WAE. Revenue for the year ended December 31, 2016 includes7,475 related to the business of that company. Had the business combination been effected at January 1, 2016, the consolidated revenue of the Company would have been 326,175, the net profit for the year ended December 31, 2016 would have been 35,739 and basic and diluted earnings per share would have amounted to 1.04 and 1.01, respectively.

The net income for the year ended December 31, 2016 includes a gain of 7 attributable to the business generated by Difier. Revenue for the year ended December 31, 2016 includes 444 related to the business of that company. Had the business combination been effected at January 1, 2016, the consolidated revenue of the Company would have been 324,229, the net profit for the year ended December 31, 2016 would have been 36,095 and basic and diluted earnings per share would have amounted to 1.05 and 1.02, respectively.

The net income for the year ended December 31, 2016 includes a gain of 823 attributable to the business generated by L4. Revenue for the year ended December 31, 2016 includes 3,422 related to the business of that company. Had the business combination been effected at January 1, 2016, the consolidated revenue of the Company would have been 335,307, the net profit for the year ended December 31, 2016 would have been 37,014 and basic and diluted earnings per share would have amounted to 1.08 and 1.05, respectively.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company provides services related to application development, testing, infrastructure management and application maintenance.

The following table summarizes revenues by geography:

	For the year ended December 31,
	2016	2015	2014
North America
United States of America	258,388	208,203	160,376
Canada	2,535	4,209	2,721
Subtotal North America	260,923	212,412	163,097
Europe
Spain	12,929	3,671	1,795
Ireland	165	1,787	1,649
United Kingdom	10,305	6,468	5,546
Luxembourg	961	205	1,130
Germany	2,478	698	—
Sweden	1,251	250	1,100
Italy	718	40	—
Others	499	389	484
Subtotal Europe	29,306	13,508	11,704
Asia
India	1,132	1,392	—
Japan	—	42	—
Others	133	—	—
Subtotal Asia	1,265	1,434	—
Latin America and others
Argentina	10,216	7,574	4,248
Brazil	2,344	2,084	3,078
Colombia	3,177	1,436	3,069
Chile	13,425	12,424	8,974
Uruguay	84	1,184	3,626
Mexico	966	964	308
Others	1,150	776	1,501
Subtotal Latin America and others	31,362	26,442	24,804
TOTAL	322,856	253,796	199,605

One single customer accounted for 12.3% of revenues for the year ended December 31, 2015. However, no single customer accounted for 10% or more of revenues for the years ended December 31, 2016 and 2014.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	As of December 31,
	2016	2015

Argentina	59,595	47,652
Spain	38,825	18,155
United States of America	22,087	1,844
Brazil	2,652	2,344
Uruguay	722	722
Luxembourg	5,568	7,565
Colombia	4,976	4,372
Mexico	4,101	3,128
India	3,258	672
Chile	971	349
Other countries	473	301
TOTAL	143,228	87,104

NOTE 25 – BORROWINGS

25.1 – Bank and financial institutions

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows:

	As of December 31,
	2016	2015

HSBC bank (Argentina)	38	99
Banco Santander Rio (Argentina)	118	289
Phenix - Leasing (Argentina)	—	5
Apple Financial Services (United States)	—	48
Financial institution - Leasing (Uruguay)	61	103
Bradesco (Brasil)	—	4
TOTAL	217	548

Such balances were included in the consolidated balance sheets as follows:

	As of December 31,
	2016	2015

Current borrowings	217	280
Non-current borrowings	—	268
TOTAL	217	548

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Movements in borrowings are analyzed as follows:

	As of December 31,
	2016	2015

Balance at the beginning of year	548	1,285
Borrowings related to business combination (note 23)	250	—
Payment of borrowings	(584)	(613)
Accrued interest	41	108
Foreign exchange	(38)	(232)
TOTAL	217	548

25.1.2 —Argentine subsidiary’s loan agreements

The Company, through its Argentine subsidiary, Sistemas Globales S.A., entered into several loan agreements with HSBC, Santander Rio and Phenix.

Balances as of December 31, 2016 and 2015 were the following:

	As of December 31,
	2016	2015

HSBC bank (Argentina)	38	99
Banco Santander Rio (Argentina)	118	289
Phenix - Leasing (Argentina)	—	5
TOTAL	156	393

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

As of December 31, 2016, Sistemas Globales S.A. was in compliance with all the covenants included in the financing agreements.

NOTE 26 – OPERATING AND FINANCE LEASES

The Company is obligated under various operating leases for office space and office equipment. Total lease expense incurred under these leases was approximately 12,032; 9,945 and 8,830 for the years ended December 31, 2016, 2015 and 2014, respectively.

During the year ended December 31, 2015, the Company recognized some agreements related to computer leases as finance leases ending in the year 2016. Thus, the amount of computer equipment and software included 2 under finance lease agreements, as of December 31, 2015. The related liability arises to 61 classified as current borrowings as of December 31, 2016. As of December 31, 2015, the related liability arises to161, out of which 79 are classified as current borrowings and 82 as non-current borrowings.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Future fixed minimum annual lease commitments are as follows at December 31, 2016:

Year	Amount

2017	10,401
2018	8,168
2019	6,259
2020	4,970
2021	830

NOTE 27 – FINANCIAL INSTRUMENTS

27.1 - Categories of financial instruments

	As of December 31,
	2016	2015

Financial assets
Cash and cash equivalents	50,532	36,720
HFT assets	9,355	11,122
Available-for-sale assets	—	14,538
Other financial assets	1,219	2,121
Loans and receivables	100,504	84,644

Financial liabilities
Amortized cost
Trade payables	5,603	4,436
Payroll and social security taxes	30,328	25,551
Borrowings	217	548
Other financial liabilities (1)	31,826	21,285
Tax liabilities	6,249	10,225
Other liabilities	20	9

(1) As of December 31, 2016, other financial liabilities includes 5,063; 9,647 and 8,604 related to contingent liability arisen in Clarice, WAE and L4 acquisitions, respectively, which are measured at fair value (see note 27.10.1).

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Except in Globant Brasil Consultoría Ltda. (formerly TerraForum Consultoría Ltda.), Globers S.A. and We are London Limited, the subsidiary’s functional currency is the U.S. dollar. In 2016, 91% of the Company’s revenues are denominated in U.S. dollars. Because the majority of its personnel are located in Latin America, the Company incurs the majority of its operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Brazilian Real, Mexican peso, Peruvian Sol, Indian Rupee, Colombian peso and Great Britain Pound.

Foreign exchange sensitivity analysis

The Company is mainly exposed to Argentine pesos.

The following table details the Company’s sensitivity to a 30% increase and decrease in the U.S. dollar against the relevant foreign currency. The sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2016 and adjusts their translation at the year-end for a 30% change in U.S. dollars against the relevant foreign currency and the same change that affects net income as certain costs are incurred in Argentine pesos.

			Gain/(loss)
Account	Currency	Amount	30% Increase	30% Decrease

Net balances	Argentine pesos	208,589	(1,923)	2,500
	Total	208,589	(1,923)	2,500

			Gain/(loss)
Account	Currency	Amount	30% Increase	30% Decrease

Costs	Argentine pesos	(171,953)	39,681	(51,586)
	Total	(171,953)	39,681	(51,586)

The estimated effect in net income for the year ended December 31, 2016 due to a 30% increase in the U.S. dollar against the Argentine peso is a gain of 37.758 and such effect due to a 30% decrease in the U.S. dollar against the Argentine peso is a loss of 49.086.

Depreciation of the Argentine Peso

During 2016, the Argentine peso experienced a 14% devaluation from 13.91 Argentine peso per US dollar to 15.84 Argentine peso per US dollar.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

27.5 – Liquidity risk management

The Company’s primary sources of liquidity are cash flows from operating activities and borrowings under credit facilities. See note 25.1.

Management monitors rolling forecasts of the Company’s liquidity position on the basis of expected cash flow.

The table below analyzes financial liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Expected Maturity Date
	2017	2018	2019	Thereafter	Total

Borrowings	156	—	—	—	156
Interest to be paid	12	—	—	—	12
Finance leases	61	—	—	—	61
Other financial liabilities	12,602	11,098	3,737	4,389	31,826
TOTAL	12,831	11,098	3,737	4,389	32,055

27.6 - Concentration of credit risk

The Company derives revenues from clients in the U.S. (approximately 81%) and clients related from diverse industries. For the years ended December 31, 2016, 2015 and 2014, the Company’s top five clients accounted for 33,7%, 33.0% and 27.8% of its revenues, respectively. One single customer accounted for 12.3% of revenues for the year ended December 31, 2015. However, no single customer accounted for 10% or more of revenues for the years ended December 31, 2016 and 2014 .

27.7 - Fair value of financial instruments that are not measured at fair value

The carrying amounts of financial assets and liabilities related to cash and bank balances, investments, trade receivables, other current and non-current receivables, trade payables, payroll and social security taxes payables, tax liabilities and other liabilities included in the consolidated statement of financial position as of December 31, 2016 and 2015, approximate to their fair values. Other financial liabilities, including borrowings, are subsequently measured at amortised cost considering the effective interest rate method, which approximate to its fair value due to their short-term maturity.

27.8 Available-for-sale investments

During the years ended December 31, 2016 and 2015, the Company acquired “Letras del Banco Central” (LEBAC) with SBS Sociedad de Bolsa S.A. LEBAC are short-term securities issued and tendered by the Argentine Central Bank, nominated in Argentine pesos, and can be purchased with cash through banks or stock brokering companies. LEBAC do not pay interest during the life of the instrument. Instead, LEBAC are bought at a discount from their face value, which is the amount the instrument will be worth at its settlement. When these instruments reach their maturity, the investor receives an amount equal to the face value of the instrument.

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

According to the nature, intention and ability of the Company to hold those LEBACs until maturity, they were initially classified as held-to-maturity investments. However, during December, 2015, the Company sold some of those LEBACs and consequently, changed the classification of the remaining LEBACs. As of December 31, 2016 and 2015, LEBACs are classified as Available-for-sale investments, since it was not permitted to classify investments as held-to-maturity in accordance with IAS 39. As of December 31, 2016 and 2015, the loss of 52 and the gain of 52, net of tax effect, are recorded as Other comprehensive income.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

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

Level 3 fair value measurements are those derived from unobservable inputs for the assets or liabilities.

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	9,355	—	9,355
LEBACs	—	—	—	—
Call option on minority interest (see note 23)	—	—	319	319

Financial liabilities
Contingent consideration	—	—	23,314	23,314
Put option on minority interest (see note 23)	—	—	4,388	4,388

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	9,848	—	9,848
CEDIN	—	1,274	—	1,274
LEBACs	—	14,538	—	14,538
Call option on minority interest (see note 23)	—	—	321	321

Financial liabilities
Contingent consideration	—	—	8,451	8,451
Put option on minority interest (see note 23)	—	—	7,371	7,371

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

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

As of December 31, 2016, the Company remeasured the fair value of the contingent consideration related to Clarice described above, considering that the gross revenue and gross profit target established by the second tranche payment, as defined in the purchase agreement, was partially met. Additionally, during February, 2017, the Company signed an amendment to the original SPA defining a new structure of earn outs explained in note 23. Gain arising from the change in fair value amounted to 418.

As of December 31, 2016 and 2015, the nominal value of contingent consideration related to Clarice amounted to 5,392 and 8,847, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 2,695 and 5,664 as of December 31, 2016 and 5,145 and 9,851 as of December 31, 2015. The fair value of the contingent consideration related to Clarice arrangement of 5,063 and 8,451 as of December 31, 2016 and 2015, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 23, the acquisition of WAE (jointly We are London Limited and We are Experience, Inc.) included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s gross revenue and gross profit.

As of December 31, 2016, the nominal value of contingent consideration related to WAE amounted to 10,000. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 7,264 and 10,000 as of December 31, 2016. The fair value of the contingent consideration arrangement of 9,647 as of December 31, 2016 was estimated by discounting to present value using a risk-adjusted discount rate.

As of December 31, 2016, the nominal value of contingent consideration related to L4 amounted to 9,000. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 6,391 and 9,500 as of December 31, 2016. The fair value of the contingent consideration arrangement of 8,604 as of December 31, 2016 was estimated by discounting to present value using a risk-adjusted discount rate.

27.10.2 Put and call option on minority interests

The discounted consideration of the put option over non-controlling interest of Dynaflows of 4,388 and 7,371 as of December 31, 2016 and 2015, respectively, was estimated by discounting:

- In case the put option is exercised in the third anniversary, 50% of the total of: 1) eight (8) times EBITDA multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option; plus 2) four (4) times Revenue multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option;

- In case the put option is exercised in the fifth anniversary, the total of: 1) eight (8) times EBITDA multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option; plus 2) four (4) times Revenue multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option.

The expected payment is determined by considering the possible scenarios. The significant unobservable inputs used are: (i) forecasted EBITDA and Revenue of the Dynaflows’s most recent audited annual financial statements at the time of the delivery of such exercise of the put option, and (ii) risk-adjusted discount rate (3.5%).

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Changing one or more of the significant unobservable inputs used in the reasonably possible alternative assumptions would have the following effects:

	Increase (Decrease) in unobservable input	Increase (Decrease) in call option
Risk-adjusted discount rate	0.5%	(27)
	(0.5)%	27
Forecasted EBITDA & Revenue	5%	219
	(5)%	(219)

The fair value of the call option on minority interest of 319 and 321 as of December 31, 2016 and 2015, respectively, was estimated by using the Black & Sholes method considering the EBITDA and Revenue of the Dynaflows’s most recent audited annual financial statements at the time of the delivery of such exercise of the call option to present value using a risk-adjusted discount rate.

The expected payment is determined by considering the possible scenarios. The significant unobservable inputs used are: (i) forecasted EBITDA and Revenue of Dynaflows’s most recent audited annual financial statements at the time of the delivery of such exercise of the call option, and (ii) risk-adjusted discount rate (0.5%).

Changing one or more of the significant unobservable inputs used in the reasonably possible alternative assumptions would have the following effects:

	Increase (Decrease) in unobservable input	Increase (Decrease) in call option
Risk-adjusted discount rate	0.25%	3
	(0.25)%	(3)
Forecasted EBITDA & Revenue	5%	(15)
	(5)%	16

As of December 31, 2016, the Company recorded a gain of 2,981 related to the remeasurement at fair value of the put and call option described above.

Reconciliation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

	Financial Assets	Financial liabilities
	Call option on minority interest	Contingent consideration	Put option on minority interest
December 31, 2015	321	8,451	7,371
Fair value remeasurement	(2)	(418)	(2,983)
Acquisition of business	—	18,019	—
Payments	—	(3,164)	—
Interests	—	426	—
December 31, 2016	319	23,314	4,388

27.10.3 Foreign exchange futures contracts

During the years ended December 31, 2016, 2015 and 2014, the Argentinian subsidiaries, Sistemas Globales S.A. and IAFH Global S.A. have acquired foreign exchange futures contracts with SBS Sociedad de Bolsa S.A. (SBS) in U.S. dollars, with the purpose of hedging the possible decrease of assets’ value held in Argentine Pesos due to the risk of exposure to fluctuations in foreign currency. The foreign exchange futures contracts were recognized, according to IAS 39, as financial assets at fair value through profit or loss. For the years ended December 31, 2016, 2015 and 2014 the Company has recognized a loss of 1,126, a gain of 7,152, and a loss of 1,069, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

These futures contracts have daily settlements, in which the futures value changes daily. Sistemas Globales S.A. and IAFH Global S.A. recognize daily variations in SBS primary accounts, and the gains or losses generated by each daily position through profit or loss. Thus, at the closing of each day, according to the future price of the exchange rate U.S. Dollar – Argentine peso, the companies perceive a gain or loss for the difference. As future contracts have daily settlements, hence fair value as of December 31, 2016, 2015 and 2014 was zero.

Pursuant to these contracts, Sistemas Globales S.A. and IAFH Global S.A. are required to maintain collaterals in an amount equal to a percentage of the notional amounts purchased until settlement of the contracts. As of December 31, 2015, Globant S.A. held a 10% of the value of those collaterals in LEBACs in SBS primary account. This ensures minimal funding, in case SBS has to transfer funds to “Mercado a Término de Rosario S.A” (ROFEX) if losses are generated by daily settlements. This amount must also remain restricted during the term of the contracts. As of December 31, 2015, both collaterals regarding the transactions are restricted assets for an amount of 5,125 in LEBACs included as investments. As of December 31, 2016, foreign exchange future contracts acquired by the Company were all settled.

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

NOTE 28 — CONTINGENCIES

On February 10, 2012, Federacion Argentina de Empleados de Comercio y Servicios (‘‘FAECYS’’) filed a lawsuit against our Argentine subsidiary, Sistemas Globales S.A., in which FAECYS is demanding the application of its collective labor agreement to the employees of that subsidiary. According to FAECYS’s claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales’s employees from October 2006 through October 2011.

Although we believe Sistemas Globales has meritorious defenses to this lawsuit, no assurance can be provided as to what the ultimate outcome of this matter will be. In the opinion of our management and our legal advisors, an adverse outcome from this claim is not probable. Consequently, no amount has been accrued at December 31, 2016. We estimate that the amount of possible loss as of the date of issuance of these financial statements ranges between $0.7 and $0.8 million, including legal costs and expenses.

In December 2015, we received a civil investigative demand from the U.S. Attorney's Office for the Northern District of Texas (the “US DOJ”) for the production of records in connection with an investigation relating to alleged non-compliance with laws governing the application for and use of B visas during the period January 1, 2009 through December 31, 2015 (the “Relevant Period”).

In order to avoid the inconvenience and expense of litigation, we settled this matter by entering into a Settlement Agreement with the US DOJ (“Settlement Agreement”) on March 15, 2017. Under the terms of the Settlement Agreement, we denied the US DOJ’s allegations and all liability in connection with the conduct alleged by the US DOJ to have involved 21 employees from June 2010 through December 2012. Under the Settlement Agreement, we agreed, among other things, to pay an amount equal to $1.0 million. Of that amount, $500,000 is attributable to penalties connected to the above-described conduct and $500,000 is attributable to reimbursement of the US DOJ’s investigative costs. In return, the US DOJ has agreed, among other things, to release us and/or our affiliates from any civil or administrative monetary claim that the US DOJ has for the above-described conduct during the Relevant Period with respect to the foreign nationals referenced in the Settlement Agreement, subject to customary exceptions.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Our U.S. subsidiary, Globant LLC, is currently under examination by the Internal Revenue Service (“IRS”) regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. Such examination is currently in progress and, at this stage, we cannot make any predictions about the final outcome of this matter.

As of December 31, 2016, the Company is also a party in certain labor claims where the risk of loss is considered possible. The final resolution of these claims is not likely to have a material effect on the Company’s financial position and results of operations.

The Company’s US subsidiary, Globant LLC, was under examination for fiscal year 2012 by the Internal Revenue Service (“IRS”) regarding transfer pricing matters and others related to the activities performed by the Company’s subsidiaries in the US. On August 31, 2016, the IRS issued final outcome of the audit resulted in no adjustment to the originally reported profit of the Company on the 2012 income tax return.

During the year ended December 31, 2016, some labor claims where the Company was involved came to final resolution and a utilization of the provision for contingencies was recorded for an amount of 400.

NOTE 29 — CAPITAL AND RESERVES

29.1 Issuance of common shares

On December 31, 2016, 243,915 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 7.64 per share amounting to a total of 1,863.

On November 14, 2016, the Company issued 70,380 common shares for an amount of 2,970 as part of the subscription agreement stated in the Stock Purchase Agreement signed with L4's sellers, explained in note 23.

On July 25, 2016, the Company issued 23,508 common shares for an amount of 900 as part of the subscription agreement signed with Clarice's sellers, explained in note 23.

On May 23, 2016, the Company issued 75,221 common shares for an amount of 2,550 as part of the subscription agreement stated in the Stock Purchase Agreement signed with WAE's sellers, explained in note 23.

On January 22, 2016, the Company granted 11,213 treasury shares at a price of $ 27.2 per share to Mr. Spitz to cancel the remaining liability of 305, related to the acquisition of the minority interest of Huddle Group. The Company withholds the remaining amount of 20 as an escrow till October 23, 2019.

On December 31, 2015, 545,649 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 4.10 per share amounting to a total of 2,236.

On July 16, 2015, the Company issued 43,857 common shares for an amount of 900 as part of the subscription agreement signed with Clarice's sellers, explained in note 23.

On April 30, 2015, the Company granted to one employee 30,000 common shares to be carried out in two tranches: 15,000 shares delivered during April 2015 and the remaining 15,000 shares was delivered on 1 April 2016. Shares were granted at a price of 21.01 per share amounting to a total of 315 per year.

On December 21, 2014, 258,742 common shares were issued in respect of vested options arising from the 2012 share based compensation plan, exercised by 15 employees. Options were exercised at an average price of $ 4.21 per share.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

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

29.2 Reverse Share Split

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

29.3 Public offerings

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

On August 2, 2016, the Company applied to the Luxembourg Stock Exchange for listing on the Official List of the Luxembourg Stock Exchange and for the admission to trading on its regulated market of 34,594,324 existing common shares, issued in registered form, with a nominal value of US$ 1.20 each, representing the entire share capital of the Company at that moment. The fees estimated in connection with the listing of the common shares amounted to 162 and are including within professional services.

On August 11, 2016, the Company applied to the Luxembourg Financial Sector Supervisory Authority (Commission de Surveillance du Secteur Financier) (the “CSSF”) in its capacity as competent authority, for the approval of the Company’s prospectus, which was approved by the CSSF on August 11, 2016.

As of December 31, 2016, 24,409,182 common shares of the Company's share capital are registered with the SEC and quoted in the New York Stock Exchange.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 30 - APPROPRIATION OF RETAINED EARNINGS UNDER SUBSIDIARIES´ LOCAL LAW

In accordance with Argentine and Uruguayan Law, the Argentine subsidiaries of the Company must appropriate at least 5% of net income for the year to a legal reserve, until such reserve equals 20% of their respective share capital amounts.

As of December 31, 2016, the legal reserve amounted to 925 for all Argentine subsidiaries and as of that date was fully constituted.

As of December 31, 2016, the legal reserve amounted to 42 for the Company’s Uruguayan subsidiary and as of that date was fully constituted.

According to the ByLaws of Sistemas Colombia S.A.S., the Colombian subsidiary of the Company must appropriate at least 10% of the net income of the year to a legal reserve until such reserve equal 50% of its share capital. As of December 31, 2016, there was a legal reserve of 0.4 that was fully constituted.

Under Spanish law, the Spanish subsidiaries of the Company must appropriate 10% of its standalone profit to a legal reserve until such reserve equals to 20% of their respective share capital amount. As of December 31, 2016, no reserve had been constituted.

In accordance with Brazilian Law, there is no requirement for limited liability companies to allocate profits for the creation of a legal reserve. The Company’s Brazilian subsidiary did not have a legal reserve as of December 31, 2016.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution. As of December 31, 2016, no reserve had been constituted. Dividends paid by the Company to the holders of our common shares are as a rule subject to a 15% withholding tax in Luxembourg, unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption pursuant to the application of the participation exemption, and, to the extent withholding tax applies, we are responsible for withholding amounts corresponding to such taxation at its source.

In accordance with Peru corporate law, the Peruvian subsidiary of the Company must reserve at least 10% of its net income of the year to a legal reserve, until such reserve equals 20% of its respective amount capital stock. As of December 31, 2016, there was no legal reserve constituted.

According to Mexican Law, the Mexican subsidiary of the Company must appropriate at least 5% of net income for the year to a legal reserve, until such reserve equals the fifth portion of their respective share capital amounts. As of December 31, 2016, there was no legal reserve constituted.

Regarding India Law, the Companies Act, 2013 does not mandate any fixed quantum of profits to be transferred / allocated to the reserves of a company. As of December 31, 2016, the legal reserve amounted to 17 for the Company’s Indian subsidiary.

In UK there is no requirement for the UK´s Company subsidiary to allocate profits for the creation of a legal reserve. As of December 31, 2016, there was no legal reserve constituted.

In Chile there is no requirement for the Chilean subsidiary of the Company to allocate profits for the creation of a legal reserve. As of December 31, 2016, there was no legal reserve constituted.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 31 – SUBSEQUENT EVENTS

The Company evaluated transactions occurring after December 31, 2016 in accordance to IAS 10 ‘Events after the reporting period’, through March 29, 2017, which is the date that the consolidated financial statements were made available for issuance.

31.1 Acquisition of Ratio

On February 28, 2017, Globant LLC acquired 100% of shares of Ratio Cypress, LLC (“Ratio”), a limited liability company organized and existing under the laws of the State of Washington, United States. Ratio offers design, development and quality assurance services necessary to build and manage robust digital products and video streaming solutions for major media companies. Total headcount of Ratio was 45 employees with operations in United States. The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Ratio.

The aggregate purchase price under the Stock Purchase Agreement (“SPA”) amounted to 10,800. Such purchase price may be subject to adjustments based on the future performance of Ratio and is payable to the seller as follows:

Up-front payment: As of the closing date, the Company paid an aggregate consideration of 5,800 to the seller.

•	First earn-out payment: Not later than February 15, 2018, the amount of 2,000, considering the financial, pull though and integration targets achievement by Ratio during the period commencing on March 1, 2017 and ending on December 31, 2017.
•	Second earn-out payment: Not later than February 15, 2019, the amount of 2,000, considering the financial and pull though targets achievement by Ratio during the period commencing on January 1, 2018 and ending on December 31,h 2018.
•	Third earn-out payment: Not later than February 15, 2020, the amount of 1,000, considering the financial and pull though targets achievement by Ratio during the period commencing on January 1, 2019 and ending on December 31, 2019.

As of the date of issuance of these consolidated financial statements due to the recent of this acquisition, the accounting for this acquisition is incomplete; hence, pursuant the guidance in paragraph B66 of IFRS 3, the Company has not included in this footnote the following disclosures as required by such standard, as follows:

•	Fair value of the total consideration transferred since the Company has not completed the fair value analysis of the consideration transferred as of the date of issuance of these financial statements.
•	The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, the total amount of goodwill (including a qualitative description of the factors that make up the goodwill recognized and the amount of goodwill that will be deducted for tax purposes) and other intangibles, as applicable.
•	The gross contractual amounts of the acquired receivables, and the best estimate at the acquisition date of the contractual cash flows not expected to be collected. For each contingent liability to be recognized, if any, an estimate of its financial effect, an indication of the uncertainties relating to the amount or timing of any outflow and the possibility of any reimbursement, and the reasons why the liability cannot be measured reliably, if applicable.
•	The amount of revenues and profit or loss of the acquired subsidiary since the acquisition date, and the amount of revenues and profit or loss of the combined entity as if the acquisition has been made at the beginning of the reporting period, since the acquired subsidiary did not have available financial information prepared under IFRS at the acquisition date. The preparation of this information under IFRS has not been completed as of the date of issuance of these financial statements.

31.2 Investment in Acamica

On January 26, 2016, the Company signed a subscription agreement with Ignacio Moreno, Tomás Escobar, Gonzalo Orsi and Juan Badino (jointly “the Founders”); Fitory S.A., a company organized under the laws of Uruguay; Wayra Argentina S.A., a corporation organized under the laws of Argentina; Stultum Pecuniam Ventures LLC, a limited liability company organized under the laws of the state of Washington, United States; Ms. Eun Young Hwang (“Rebecca”); Acamica S.A., a company organized under the laws of Argentina (“Acamica Argentina”) and Acamica Inc, a corporation organized under the laws of the state of Delaware, United States (“Acamica US” and together with Acamica Argentina, the “Acamica Group Companies”) whereas the Founders own 100% of the capital share of Acamica Group Companies and shall form a new company organized under the laws of Spain (“Holdco”) which shall own 100% of the capital shares of Acamica US and 97% of the capital shares of Acamica Argentina. On January 3, 2017, pursuant to the terms of the subscription agreement the Company made a capital contribution of 750 to the Acamica Tecnologías S.L. (previously referred as Holdco) in exchange for a 20% ownership stake in the entity.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 32 – APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements were approved by the Board of Directors on March 29, 2017.

Martín Migoya

President

