Form 20-F
period 2017-12-31
Globant S.A.
filed 2018-04-13
CIK 1557860

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Not applicable

(Translation of Registrant's name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

(Address of principal executive offices)

Patricio Pablo Rojo

37A Avenue J.F. Kennedy

L-1855, Luxembourg

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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 35,364,916 common shares of which 138,152 are treasury shares held by us.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒

 Other  ☐

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐  Yes  ☒  No

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this annual report, including, without limitation, those regarding our future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim", "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "guidance", "intend", "may", "plan", "potential", "predict", "projected", "should" or "will" or the negative of such terms or other comparable terminology.

You should carefully consider all the information in this annual report, including the information set forth under "Risk Factors." We believe our primary challenges are:

•	If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected;

•	If we are unable to manage attrition and attract and retain highly-skilled IT professionals, we may not have the necessary resources to maintain client relationships, and competition for such IT professionals could materially adversely affect our business, financial condition and results of operations;

•	If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable;

•	We may not be able to achieve our anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects;

•	We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources;

•	If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected;

•	If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our results of operations to suffer;

•	If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected;

•	We derive a significant portion of our revenues from clients located in the United States and, to a lesser extent, Europe. Worsening general economic conditions in the United States, Europe or globally could materially adversely affect our revenues, margins, results of operations and financial condition;

•	Uncertainty concerning the instability in the current economic, political and social environment in Argentina may have an adverse impact on capital flows or other relevant variables and could adversely affect our business, financial condition and results of operations; and

•	As of March 26, 2018, our greater than 5% shareholders, directors and executive officers and entities affiliated with them beneficially own approximately 53.38% of our outstanding common shares (this calculation includes common shares subject to options that are currently exercisable or will be exercisable within 60 days of March 26, 2018 as well as common shares issuable upon settlement of restricted stock units that have vested or will vest within 60 days of March 26, 2018), of which approximately 18.66% of our outstanding common shares are owned by affiliates of WPP. These shareholders therefore continue to have substantial control over us at the date of this annual report and could prevent new investors from influencing significant corporate decisions, such as approval of key transactions, including a change of control.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Readers should read "Risk Factors" in this annual report and the description of our business under "Business" in this annual report for a more complete discussion of the factors that could affect us.

Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

CURRENCY PRESENTATION AND DEFINITIONS

In this annual report, all references to "U.S. dollars" and "$" are to the lawful currency of the United States, all references to "Argentine pesos" are to the lawful currency of the Republic of Argentina, all references to "Colombian pesos" are to the lawful currency of the Republic of Colombia, all references to "Uruguayan pesos" are to the lawful currency of the Republic of Uruguay, all references to "Mexican pesos" are to the lawful currency of Mexico, all references to "Rupees" or "Indian rupees" are to the lawful currency of the Republic of India, all references to "Reais" or "Brazilian Real" are to the lawful currency of Brazil, all references to "Peruvian Sol" are to the lawful currency of Peru, and all references to "euro" or "€" are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. All references to the "pound," "British Sterling pound" or "£" are to the lawful currency of the United Kingdom.

Unless otherwise specified or the context requires otherwise in this annual report:

•	"IT" refers to information technology;
•	"ISO" means the International Organization for Standardization, which develops and publishes international standards in a variety of technologies and in the IT services sector;
•	"ISO 9001:2008" means a quality management software developed by the ISO designed to help companies ensure they meet the standards of customers and other stakeholders;
•	"Agile development methodologies" means a group of software development methods based on iterative and incremental development, where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams;
•	"Attrition rate," during a specific period, refers to the ratio of IT professionals that left our company during the period to the number of IT professionals that were on our payroll on the last day of the period;
•	"Globers" refers to the employees that work for our company; and
•	"Digital journey" means a context-aware interaction between an end user and a brand or business whereby the interaction becomes a digital conversation in which technology establishes and builds a powerful experience with deep emotional connections through three key values: simplification, surprise, and anticipation.

"GLOBANT" and its logo are our trademarks. Solely for convenience, we refer to our trademarks in this annual without the TM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this annual report are the property of their respective owners.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements are prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and presented in U.S. dollars because the U.S. dollar is our functional currency. Our fiscal year ends on December 31 of each year. Accordingly, unless otherwise indicated, all references to a particular year are to the year ended December 31 of that year. Some percentages and amounts included in this annual report have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial and other data of Globant S.A. should be read in conjunction with, and are qualified by reference to, "Operating and Financial Review and Prospects" and our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 have been derived from the audited consolidated financial statements of Globant S.A. included elsewhere in this annual report and should be read in conjunction with those audited consolidated financial statements and notes thereto. The selected consolidated financial data as of December 31, 2015 set forth below have been derived from our consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 filed with the SEC on April 7, 2017 in our annual report for the year ended December 31, 2016 and which are not included in this annual report. The selected consolidated financial data as of December 31, 2014 and 2013 set forth below have been derived from our consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 filed with the SEC on April 27, 2015 in our annual report for the year ended December 31, 2014 and which are not included in this annual report.

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands, except for percentages and per share data)

Consolidated Statements of profit or loss and other comprehensive income:
Revenues (1)	$413,439	$322,856	$253,796	$199,605	$158,324
Cost of revenues (2)	(263,171)	(191,395)	(160,292)	(121,693)	(99,603)
Gross profit	150,268	131,461	93,504	77,912	58,721
Selling, general and administrative expenses (3)	(110,808)	(81,889)	(71,594)	(57,288)	(54,841)
Other operating (expenses) income, net (4)	(6,294)	—	1,820	1,505	(9,579)
Profit (Loss) from operations	33,166	49,572	23,730	22,129	(5,699)
Gain on transactions with bonds (5)	—	—	19,102	12,629	29,577
Finance income	7,956	16,215	27,555	10,269	4,435
Finance expense	(11,036)	(19,227)	(20,952)	(11,213)	(10,040)
Finance (expense) income, net (6)	(3,080)	(3,012)	6,603	(944)	(5,605)
Other income and expenses, net (7)	8,458	3,629	605	380	1,505
Profit before income tax	38,544	50,189	50,040	34,194	19,778
Income tax (8)	(8,081)	(14,327)	(18,420)	(8,931)	(6,009)
Net income for the year	30,463	35,862	31,620	25,263	13,769
Earnings per share
Basic	0.87	1.04	0.93	0.81	0.50
Diluted	0.84	1.01	0.90	0.79	0.48
Weighted average number of outstanding shares (in thousands)
Basic	34,919	34,402	33,960	30,926	27,891
Diluted	36,094	35,413	35,013	31,867	28,884

(1)	Includes transactions with related parties of $5,590, $6,462, $6,655, $7,681 and $8,532 for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.
(2)	Includes depreciation and amortization expense of $4,339, $4,281, $4,441, $3,813 and $3,215 for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively. Also includes includes share based compensation for $5,666, $917, $735, $35 and $190 for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.
(3)	Includes depreciation and amortization expense of $11,789, $6,637, $4,860, $4,221 and $3,941 for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively. Also includes share based compensation of $8,798, $2,703, $1,647, $582 and $603 for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.
(4)	Includes impairments of tax credits of $1,586 and $9,579 for the years ended December 31, 2017 and 2013, respectively, and an impairment of intangibles assets of $4,708 for the year ended December 31, 2017. Includes recoveries related to the reversals of allowances of impairments of tax credits of $1,820 and $1,505 for the years ended December 31, 2015 and 2014, respectively.
(5)	Includes gains on transactions with bonds of $19,102, $12,629 and $29,577 acquired with funds from capitalizations and proceeds received by our Argentine subsidiaries as payments from exports for the years ended December 31, 2015, 2014 and 2013, respectively. For additional information about gain on transactions with bonds during the year ended December 31, 2015, see note 3.17 to our audited consolidated financial statements included elsewhere in this annual report. For additional information about gain on transactions with bonds during the year ended December 31, 2014 and 2013, see Item 3.A. of our annual report for the year ended December 31, 2015.
(6)	Includes foreign exchange losses, net, of $2,729, $8,620, $10,136, $2,946 and $4,238 for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

(7)	Includes a gains of $6,735 and $418 on the remeasurement of contingent consideration related to the acquisition of Clarice Technologies Private Ltd. (now called Globant India Private Ltd. or "Clarice"), We Are London Limited ("WAE UK") and We Are Experience, Inc. ("WAE US" and together with WAE UK, "WAE") and L4 Mobile, LLC ("L4"), and gains of $1,727 and $2,981 related to the remeasurement of the fair value of the call and put option over our non-controlling interest in Dynaflows S.A. ("Dynaflows") for the years ended December 31, 2017 and 2016, respectively. Also includes a gain of $225 related to the bargain business combination of Difier S.A. ("Difier") for the year ended December 31, 2016. See notes 23, 27.10.1 and 27.10.2 to our audit consolidated financial statements. Includes a gain related to the valuation at fair value of our 22.7% share interest held in Dynaflows of $625 for the year ended December 31, 2015. See note 23 to our audited consolidated financial statements. Includes a gain related to the bargain business combination of Bluestar Energy Holdings, Inc. (now called Globant Peru S.A.C. or "Bluestar Peru") of $472 for the year ended December 31, 2014. Includes a gain of $1,703 on remeasurement of the contingent consideration related to the acquisition of TerraForum Consultoria Ltda. (now called Globant Brasil Consultoria Ltda. or "Terraforum") for the year ended December 31, 2013.
(8)	Includes deferred tax gains of $5,972, $730, $1,102 and $529 for the years ended December 31, 2017, 2016, 2015 and 2013, respectively, and a deferred tax charge of $370 for the year ended December 31, 2014.

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

The reconciliations of these non-IFRS measures to the most directly comparable financial measures calculated and presented in accordance with IFRS are shown in the tables below. We use these non-IFRS measures as key measures in the evaluation of our performance and our consolidated financial results. We believe these non-IFRS measures are useful to investors in their assessment of our operating performance and the valuation of our company. In addition, these non-IFRS measures address questions we routinely receive from analysts and investors and, in order to assure that all investors have access to similar data, we have determined that it is appropriate to make this data available to all investors.

Adjusted Diluted EPS and Adjusted Net Income

We utilize non-IFRS measures of adjusted diluted EPS and adjusted net income for strategic decision making, forecasting future results and evaluating current performance. Adjusted diluted EPS and adjusted net income are most directly comparable to the IFRS measures of EPS and net income, respectively. Our non-IFRS measures of adjusted diluted EPS and adjusted net income exclude the impact of certain items, such as acquisition-related charges, impairment of tax credits, net of recoveries, share-based compensation expense and expense related to the US settlement agreement (See "Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings").

Adjusted Gross Profit and Adjusted SG&A Expenses

We utilize non-IFRS measures of adjusted gross profit and adjusted SG&A expenses as supplemental measures for period-to-period comparisons. Adjusted gross profit and adjusted SG&A expenses are most directly comparable to the IFRS measures of gross profit and selling, general and administrative expenses, respectively. Our non-IFRS measures of adjusted gross profit and adjusted SG&A expenses exclude the impact of certain items, such as amortization and depreciation expense, share-based compensation expense and, only with respect to adjusted SG&A expenses, acquisition-related charges.

Adjusted Profit from Operations

We utilize the non-IFRS measure of adjusted profit from operations as a supplemental measure for period-to-period comparisons. Adjusted profit from operations is most directly comparable to the IFRS measure of profit from operations. Adjusted profit from operations excludes the impact of certain items, such as share-based compensation expense, impairment of tax credits, net of recoveries and acquisition-related charges.

	Year ended December 31,
	2017	2016	2015	2014	2013

Reconciliation of adjusted gross profit
Gross profit	$150,268	$131,461	$93,504	$77,912	$58,721
Adjustments
Depreciation and amortization expense	4,339	4,281	4,441	3,813	3,215
Share-based compensation expense	5,666	917	735	35	190
Adjusted gross profit	$160,273	$136,659	$98,680	$81,760	$62,126
Reconciliation of adjusted selling, general and administrative expenses

Selling, general and administrative expenses	$(110,808)	$(81,889)	$(71,594)	$(57,288)	$(54,841)
Adjustments
Acquisition-related charges (1)	1,131	556	337	—	—
Depreciation and amortization expense	11,789	6,637	4,860	4,221	3,941
Share-based compensation expense	8,798	2,703	1,647	582	603

Adjusted selling, general and administrative expenses	$(89,090)	$(71,993)	$(64,750)	$(52,485)	$(50,297)
Reconciliation of adjusted profit from operations
Profit (Loss) from operations	$33,166	$49,572	$23,730	$22,129	$(5,699)
Adjustments
Acquisition-related charges (1)	7,523	1,478	337	—	—
Impairment of tax credits, net of recoveries	1,586	—	(1,820)	(1,505)	9,579
Share-based compensation expense	14,464	3,620	2,382	617	793
Adjusted profit from operations	$56,739	$54,670	$24,629	$21,241	$4,673

Reconciliation of adjusted net income for the year
Net income for the year	$30,463	$35,862	$31,620	$25,263	$13,769
Adjustments
Acquisition-related charges (1)	(447)	(1,556)	337	—	—
Share-based compensation expense	14,464	3,620	2,382	617	793
Impairment of tax credits, net of recoveries	1,586	—	(1,820)	(1,505)	9,579
US settlement agreement, net	—	845	—	—	—
Adjusted net income for the year	$46,066	$38,771	$32,519	$24,375	$24,141

Calculation of adjusted diluted EPS
Adjusted net income	46,066	38,771	32,519	24,375	24,141
Diluted shares	36,094	35,413	35,013	31,867	28,884
Adjusted diluted EPS	1.28	1.09	0.93	0.76	0.84

Other data:
Adjusted gross profit	160,273	136,659	98,680	81,760	62,126
Adjusted gross profit margin percentage	38.8%	42.3%	38.9%	41.0%	39.2%
Adjusted selling, general and administrative expenses	(89,090)	(71,993)	(64,750)	(52,485)	(50,297)
Adjusted profit from operations	56,739	54,670	24,629	21,241	4,673
Adjusted profit from operations margin percentage	13.7%	16.9%	9.7%	10.6%	3.0%
Adjusted net income for the year	46,066	38,771	32,519	24,375	24,141
Adjusted net income margin percentage for the year	11.1%	12.0%	12.8%	12.2%	15.2%

(1)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in the depreciation and amortization expense line of our consolidated statements of operations, external costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs.

Consolidated Statements of Financial Position Data

	As of December 31,
	2017	2016	2015	2014	2013

Consolidated statements of financial position data:
Cash and cash equivalents	$52,525	$50,532	$36,720	$34,195	$17,051
Investments	8,147	9,355	25,660	27,984	9,634
Trade receivables	80,078	54,170	45,952	40,056	34,418
Other receivables (current and non-current)	46,093	46,334	38,692	15,169	12,333
Deferred tax assets	13,186	7,691	7,983	4,881	3,117
Investment in associates	1,550	800	300	750	—
Other financial assets (current and non-current)	1,428	1,219	2,121	—	1,284
Property and equipment	43,879	35,676	25,720	19,213	14,723
Intangible assets	11,365	13,791	7,209	6,105	6,141
Goodwill	98,926	65,180	32,532	12,772	13,046
Total assets	357,177	284,748	222,889	161,125	111,747

Trade payables	11,640	5,603	4,436	5,673	8,016
Payroll and social security taxes payable	40,472	30,328	25,551	20,967	17,823
Borrowings (current and non-current)	6,011	217	548	1,285	11,795
Other financial liabilities (current and non-current)	29,238	31,826	21,285	1,308	8,763
Tax liabilities	5,253	6,249	10,225	3,446	5,190
Other liabilities and provisions	1,199	1,965	659	967	295
Total liabilities	93,813	76,188	62,704	33,646	51,882
Total equity and non-controlling interest	263,364	208,560	160,185	127,479	59,865
Total equity, non-controlling interest and liabilities	357,177	284,748	222,889	161,125	111,747

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

The total attrition rate among our Globers was 18.0%, 19.3% and 17.7% for the years ended December 31, 2017, 2016 and 2015, respectively. If our attrition rate were to increase, our operating efficiency and productivity may decrease. We compete for talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, among others, and there is a limited pool of individuals who have the skills and training needed to help us grow our company. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs.

If the pricing structures that we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operation.

We perform our services primarily under time-and-materials contracts. We charge out the services performed by our Globers under these contracts at hourly rates that are agreed to at the time the contract is entered into. The hourly rates and other pricing terms negotiated with our clients are highly dependent on the complexity of the project, the mix of staffing we anticipate using on it, internal forecasts of our operating costs and predictions of increases in those costs influenced by wage inflation and other marketplace factors. Our predictions are based on limited data and could turn out to be inaccurate. Typically, we do not have the ability to increase the hourly rates established at the outset of a client project in order to pass through to our client increases in salary costs driven by wage inflation and other marketplace factors.

Because we conduct a substantial part of our operations through our operating subsidiaries located in Argentina, Colombia, Mexico and India, we are subject to the effects of wage inflation and other marketplace factors in these countries, which have increased significantly in recent years. If increases in salary and other operating costs at those subsidiaries exceed our internal forecasts, the hourly rates established under our time-and-materials contracts might not be sufficient to recover those increased operating costs, which would make those contracts unprofitable for us, thereby adversely affecting our results of operations, financial condition and cash flows from operations.

In addition to our time-and-materials contracts, we undertake some engagements on a fixed-price basis. Revenues from our fixed-price contracts represented approximately 8.9%, 7.9% and 3.7% of total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. Our pricing in a fixed-price contract depends on our assumptions and forecasts about the costs we will incur to complete the related project, which are based on limited data and could turn out to be inaccurate. Any failure by us to accurately estimate the resources and time required to complete a fixed-price contract on time and on budget or any unexpected increase in the cost of our Globers assigned to the related project, office space or materials could expose us to risks associated with cost overruns and could have an adverse effect on our business, results of operations and financial condition. In addition, any unexpected changes in economic conditions that affect any of the foregoing assumptions and predictions could render contracts that would have been favorable to us when signed unfavorable.

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

If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operations may be adversely affected.

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

We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. We have transfer pricing arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions. Transfer pricing regulations require that any international transaction involving associated enterprises be on arm's-length terms. We consider the transactions among our subsidiaries to be on arm's-length terms. The determination of our consolidated provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions.

Under Argentina's Law No. 25,922 (Ley de Promoción de la Industria de Software), as amended by Law No. 26,692 and Decree No. 95/2018 (the "Software Promotion Law"), our operating subsidiaries in Argentina benefit from a 60% reduction in their corporate income tax rate (as applied to income from promoted software activities) and a tax credit of up to 70% of amounts paid for certain social security taxes (contributions) that may be offset against value-added tax liabilities. Law No. 26,692, the 2011 amendment to the Software Promotion Law ("Law No. 26,692"), also allows such tax credits to be applied to reduce our Argentine subsidiaries' corporate income tax liability by a percentage not higher than the subsidiaries' declared percentage of exports and extends the tax benefits under the Software Promotion Law until December 31, 2019.

On September 16, 2013, the Argentine government published Regulatory Decree No. 1315/2013, which governs the implementation of the Software Promotion Law. Regulatory Decree No. 1315/2013 introduced specific requirements to qualify for the tax benefits contemplated by the Software Promotion Law. In particular, Regulatory Decree No. 1315/2013 provides that from September 17, 2014 through December 31, 2019, only those companies that are accepted for registration in the National Registry of Software Producers (Registro Nacional de Productores de Software y Servicios Informaticos) maintained by the Assistant Secretary of Technological and Productive Services (Subsecretaría de Servicios Tecnológicos y Productivos) - former Secretary of Industry (Secretaria de Industria del Ministerio de Industria) - will be entitled to participate in the benefits of the Software Promotion Law.

On March 11, 2014, the Argentine Federal Administration of Public Revenue (Administración Federal de Ingresos Publicos, or "AFIP") issued General Resolution No. 3,597 ("General Resolution No. 3,597"). This measure provides that, as a further prerequisite to participation in the benefits of the Software Promotion Law, exporters of software and related services must register in a newly established Special Registry of Exporters of Services (Registro Especial de Exportadores de Servicios).

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

The Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of our subsidiaries as follows: (i) Sistemas Globales S.A. on March 18, 2015 and (ii) Huddle Group S.A. and IAFH Global S.A. on April 13, 2015. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which have occurred upon its date of publication in the Argentine government's official gazette on before mentioned dates).

On May 7, 2015, Huddle Group S.A. deregistered from the National Registry of Software Producers because it had discontinued activities on January 1, 2015. As a result of the deregistration, Huddle Group S.A. became subject to the general corporate income tax rate, which was 35% for fiscal periods beginning prior to January 1, 2018. For fiscal years beginning on or after January 1, 2018, the general corporate income tax rate is 30%. For fiscal years beginning on or after January 1, 2020, the general corporate income tax rate will be 25%.

Our subsidiary in Uruguay, Sistemas Globales Uruguay S.A., which is situated in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax.

Additionally, services provided by Difier are exempt from income tax in Uruguay. The exemption applies to software development services as long as they are exported and utilized abroad.

In India, under the Special Economic Zones Act of 2005, the services provided by export-oriented companies within Special Economic Zones (each, an "SEZ") are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the company commenced the provision of services and 50% of such profits or gains for the five years thereafter. Companies must meet the conditions under Section 10AA of Income Tax Act to be eligible for the benefit.  Other tax benefits are also available for registered SEZ companies. Our Indian subsidiary is subject to corporate income tax at the rate of 34.61%, including surcharges. Our Indian subsidiary is located in an SEZ and has completed the SEZ registration process. Consequently, we expect to start applying the income tax benefit in the second half of 2018. If the Indian government changes its policies after our Indian subsidiary obtains registration in an SEZ, our business, results of operations and financial condition may be adversely affected. With the growth of our business in an SEZ, our Indian subsidiary may be required to compute its tax liability under Minimum Alternate Tax ("MAT") in future years at the current rate of approximately 21.34%, including surcharges, as its tax liability under the general tax provisions may be lower compared to the MAT liability.

If these tax incentives in Argentina, Uruguay and India are changed, terminated, not extended or made unavailable, or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our financial condition and results of operations. See "Operating and Financial Review and Prospects — Operating Results — Certain Income Statement Line Items — Income Tax Expense" and "Operating and Financial Review and Prospects — Liquidity and Capital Resources — Future Capital Requirements."

If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected.

We generate a significant portion of our revenues from our ten largest clients. During the years ended December 31, 2017, 2016 and 2015, our largest customers based on revenues, Walt Disney Parks and Resorts Online in 2017 and 2015, and Southwest Airlines Co. in 2016, accounted for 10.2%, 12.3% and 9.7% of our revenues, respectively. During the years ended December 31, 2017, 2016 and 2015, our ten largest clients accounted for 41.9%, 46.5% and 46.7% of our revenues, respectively.

Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, most of our client contracts are limited to short-term, discrete projects without any commitment to a specific volume of business or future work, and the volume of work performed for a specific client is likely to vary from year to year, especially since we are generally not our clients' exclusive technology services provider. A major client in one year may not provide the same level of revenues for us in any subsequent year. The technology services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of technology services we provide changes over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service.

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

Our revenues, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in the United States, Latin America, Europe or the global economy worsen.

We derive a significant portion of our revenues from clients located in the United States and, to a lesser extent, Latin America and Europe. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. If the U.S., Latin American or European economies weaken or slow, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenues and profitability.

The current U.S. administration has called for changes to domestic and foreign policy, including but not limited to changes to existing trade agreements, import and export regulations, immigration, tariffs and customs duties, tax regulations, environmental regulations and other areas that become subject to significant changes. We cannot predict the impact, if any, the policies adopted by the current U.S. administration will have on our business. Such policies, should they occur, could result in general business interruptions, delays from difficulties in obtaining import and/or export licenses for certain technology, tariffs and other barriers and restrictions, longer payment cycles, increased taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have a material adverse effect on our business.

The economic situation in Europe is still recovering and economic performance remains uncertain. There is still some concern that certain European countries may default in payments due on their national debt obligations and from related European financial restructuring efforts. If such defaults were to occur, or if European financial restructuring efforts create their own instability, the global credit markets may become less stable. Continued financial instability in Europe could adversely affect our European operations and, in turn, could have a material adverse effect on us. In addition, if the U.K.'s referendum to exit from the E.U., known as Brexit, is implemented, its effects on us will depend on the resulting agreements regarding trade and travel made between the United Kingdom and European Union.

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

The market for technology and IT services is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards and we expect competition to intensify. We believe that the principal competitive factors that we face are the ability to innovate; technical expertise and industry knowledge; end-to-end solution offerings; reputation and track record for high-quality and on-time delivery of work; effective employee recruiting; training and retention; responsiveness to clients' business needs; scale; financial stability; and price.

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

Since many of our specific client engagements involve highly tailored solutions, our corporate reputation is a significant factor in our clients' and prospective clients' determination of whether to engage us. We believe the Globant brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented IT professionals. However, our corporate reputation is susceptible to damage by actions or statements made by current or former employees or clients, competitors, vendors, adversaries in legal proceedings and government regulators, as well as members of the investment community and the media. There is a risk that negative information about our company, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and could adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of our Globant brand name and could reduce investor confidence in us and result in a decline in the price of our common shares.

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

As of December 31, 2017, we had 68 Globers, 60 working at our delivery center located in Rosario, Argentina, who are covered by a collective bargaining agreement with the Federación Argentina de Empleados de Comercio y Servicios ("FAECYS"), which is renewed on an annual basis. In addition, our primary Argentine subsidiary is defending a lawsuit filed by FAECYS in which FAECYS is demanding the application of its collective labor agreement to unspecified categories of employees of that subsidiary. According to FAECYS's claim, our principal Argentine subsidiary would have been required to withhold and transfer to FAECYS an amount equal to 0.5% of the gross monthly salaries of that subsidiary's payroll from October 2006 to October 2011. Furthermore, FAECYS' claim may be increased to cover withholdings from October 2006 through the date of a future judgment. Several Argentine technology companies are facing similar lawsuits filed by FAECYS which have been decided in favor of both the companies and FAECYS. Under Argentine law, judicial decisions only apply to the particular case at hand. There is no stare decisis and courts' decisions are not binding on lower courts even in the same jurisdiction although they may be used as guidelines on other similar cases. See "Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings" and the notes to our consolidated financial statements. If a significant additional number of our Globers were to join unions, our labor costs and our business could be negatively affected.

Our revenues are dependent on a limited number of industries, and any decrease in demand for technology services in these industries could reduce our revenues and adversely affect our results of operations.

A substantial portion of our clients are concentrated in the following industries: media and entertainment; travel and hospitality; banks, financial services and insurance; and, technology and telecommunications which industries, in the aggregate, constituted 78.3%, 75.0% and 72.6% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase technology services or to move such services in-house.

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

Our company was founded in 2003 and, therefore, has a relatively short operating history. In addition, the technology services industry itself is continuously evolving. Competition, fueled by rapidly changing consumer demands and constant technological developments, renders the technology services industry one in which success and performance metrics are difficult to predict and measure. Because services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model, and its results of operations, it can be difficult to predict how any company's services, including ours, will be received in the market. While enterprises have been willing to devote significant resources to incorporate emerging technologies and related market trends into their business models, enterprises may not continue to spend any significant portion of their budgets on our services in the future. Neither our past financial performance nor the past financial performance of any other company in the technology services industry is indicative of how our company will fare financially in the future. Our future profits may vary substantially from those of other companies, and those we have achieved in the past, making investment in our company risky and speculative. If our clients' demand for our services declines, as a result of economic conditions, market factors or shifts in the technology industry, our business would suffer and our results of operations and financial condition would be adversely affected.

We are investing substantial cash in new facilities and physical infrastructure, and our profitability and cash flows could be reduced if our business does not grow proportionately.

We have made and continue to make significant contractual commitments related to capital expenditures on construction or expansion of our delivery centers. We may encounter cost overruns or project delays in connection with opening new, or expanding existing, facilities. These expansions will likely increase our fixed costs and if we are unable to grow our business and revenues proportionately, our profitability and cash flows may be negatively affected.

If we cause disruptions in our clients' businesses or provide inadequate service, our clients may have claims for substantial damages against us, which could cause us to lose clients, have a negative effect on our corporate reputation and adversely affect our results of operations.

If our Globers make errors in the course of delivering services to our clients or fail to consistently meet service requirements of a client, these errors or failures could disrupt the client's business, which could result in a reduction in our revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our corporate reputation and limit our ability to attract new business.

The services we provide are often critical to our clients' businesses. Certain of our client contracts require us to comply with security obligations including maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client's system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, and adversely affect our results of operations.

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

We often have access to or are required to collect and store confidential client and customer data. Many of our client contracts do not limit our potential liability for breaches of confidentiality. If any person, including any of our Globers or former Globers, penetrates our network security or misappropriates data or code that belongs to us, our clients, or our clients' customers, we could be subject to significant liability from our clients or from our clients' customers for breaching contractual confidentiality provisions or privacy laws.

Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure, loss or theft of confidential information or intellectual property belonging to our clients or our clients' customers, or otherwise, could damage our reputation, cause us to lose clients and revenues, and result in financial and other potential losses by us, as well as require us to expend significant resources to protect against further breaches and to rectify problems caused by these events. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under applicable laws, and regulatory penalties and could adversely affect our business, revenues and competitive position.

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

Due to our operating in a number of countries in Latin America, the United States, Europe and India, we are also subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, employee health safety and wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former Globers individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of noncompete and confidentiality provisions of our employees' former employment agreements with such third parties. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

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

We are subject to additional risks as a result of our recent and possible future acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. The developers of the technology that we have acquired or may acquire may not have appropriately created, maintained or enforced intellectual property rights in such technology. Indemnification and other rights under acquisition documents may be limited in term and scope and may therefore provide little or no protection from these risks. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management's attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop substitute non-infringing technology, or rebrand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and would require us to cease making, licensing or using products that have infringed a third party's intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our software product development services or solutions until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claim or litigation, whether we ultimately win or lose, could damage our reputation and materially adversely affect our business, financial condition and results of operations.

We may not be able to recognize revenues in the period in which our services are performed and the costs of those services are incurred, which may cause our margins to fluctuate.

We perform our services primarily under time-and-materials contracts and, to a lesser extent, fixed-price contracts. All revenues are recognized pursuant to applicable accounting standards.

Unlike our time-and-materials contracts, for which revenue is recognized as services are provided, our fixed-priced contracts require the use of certain accounting estimates. We utilize the percentage-of-completion method to account for these contracts. As labor costs represent the primary cost component under such contracts, we estimate each of our fixed-price contract's total labor cost to date as a proportion of its total expected labor cost. Non-recurring fixed-priced contracts can require additional estimates related to labor hours and specification and testing requirement changes. We monitor these factors and continuously revise and refine our estimates during the term of our fixed-price contracts.

Uncertainty about the project completion or receipt of payment for our services or our failure to meet all the acceptance criteria, or otherwise meet a client's expectations, may result in us having to record the cost related to the performance of services in the period that services were rendered, but delay the timing of revenue recognition to a future period in which all acceptance criteria have been met, which may cause our margins to fluctuate.

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

A key part of Globant's strategy is to expand our delivery footprint, including by increasing the number of employees that are deployed onsite at our clients or near client locations. Therefore, we must comply with the immigration, work permit and visa laws and regulations of the countries in which we operate or plan to operate. Our future inability to obtain or renew sufficient work permits and/or visas due to the impact of these regulations, including any changes to immigration, work permit and visa regulations in jurisdictions such as the United States and Europe, could have a material adverse effect on our business, results of operations and financial condition. See "Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings".

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

We provide technology services that are integral to our clients' businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims upon us for those damages. Although we believe that we have adequate processes in place to protect against defaults in the provisions of services, errors and omissions may occur. We currently carry errors and omissions liability coverage for all of the services we provide. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason including, but not limited to our failure to provide insurance carrier-required documentation or our failure to follow insurance carrier-required claim settlement procedures, there could be a material adverse effect on our business, results of operations and financial condition.

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

We have expanded, and may continue to expand, our operations through strategically targeted acquisitions focused on deepening our relationships with key clients, extending our technological capacities including services over platforms, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America. We completed two acquisitions in 2008, one in 2011, two in 2012, one in 2013, one in 2014, two in 2015, three in 2016 and two in 2017. Financing of any future acquisition could require the incurrence of indebtedness, the issuance of equity or a combination of both. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or legal liabilities and amortization of acquired intangible assets. In addition, any client satisfaction or performance problems within an acquired business could have a material adverse impact on our company's corporate reputation and brand. We cannot assure you that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

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

From the adoption of the plan until the date of this annual report we have granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,103,456 common shares and 344,523 restricted stock units. Most of the options and restricted stock units were granted with a vesting period of four years, 25% of each grant becoming exercisable on each anniversary of the grant date. The remaining options and restricted stock units were granted with a vesting period agreed with those employees. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date. Each of our employee share options is exercisable for one of our common shares, and each of our restricted stock units will be settled, automatically upon its vesting, with one of our common shares. No amounts are paid or payable by the recipient on receipt of an option or restricted stock unit. Neither the options nor the restricted stock units carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date).

For the years ended December 31, 2017, 2016 and 2015, we recorded $14.5, $3.6 and $2.4 million, respectively, of share-based compensation expense related to the grant of options and restricted stock units.

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

Some of our services agreements restrict our ability to perform similar services for certain of our clients' competitors under specific circumstances. We may in the future enter into additional agreements with clients that restrict our ability to accept assignments from, or render similar services to, those clients' customers, require us to obtain our clients' prior written consent to provide services to their customers or restrict our ability to compete with our clients, or bid for or accept any assignment for which those clients are bidding or negotiating. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry in which we have expertise and could materially adversely affect our business, financial condition and results of operations.

The terms of our credit facility place restrictions on our operating and financial flexibility.

On August 3, 2017, Globant LLC, our U.S. subsidiary, entered into a secured revolving credit facility with HSBC Bank USA, N.A. and Citibank N.A., with HSBC Bank USA, N.A. acting as administrative agent. Under this credit facility, Globant LLC may borrow up to $40.0 million in advances accruing interest at LIBOR plus 1.75%. This credit facility is guaranteed by Globant S.A. and Globant España S.A. and is secured by Globant LLC's now owned and after-acquired assets. This facility matures on August 2, 2022 and includes the following covenants: delivery of certain financial information; reports on any legal actions, complying with tax payments; maintain an asset coverage ratio of no less than 1.10; limiting Globant LLC's capital expenditures to 5% of our consolidated annual revenue per year; restricted payments must not to exceed $10.0 million per year; Globant LLC's annual revenue must remain at no less than 60% of our consolidated annual revenue and Globant LLC's net intercompany payable outstanding with Argentine affiliates must be no more than five months of billings from Argentina. Compliance with these covenants may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

As of December 31, 2017, $6.0 million in principal was outstanding this credit facility.

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

Our business is dependent to a certain extent upon the economic conditions prevalent in Argentina as well as the other Latin American countries in which we operate. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. As a consequence of adverse economic conditions in global markets and diminishing commodity prices, the economic growth rates of the economies of many Latin American countries have slowed and some have entered mild recessions. Adverse economic conditions in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

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

We conduct a substantial portion of our operations outside the United States, and our businesses may be impacted by significant fluctuations in foreign currency exchange rates. Our consolidated financial statements and those of most of our subsidiaries are presented in U.S. dollars, whereas some of our subsidiaries' operations are performed in local currencies. Therefore, the resulting exchange differences arising from the translation to our presentation currency are recognized in the finance gain or expense item or as a separate component of equity depending on the functional currency for each subsidiary. Fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and could have a material adverse effect on our results of operations and financial condition.

In addition, our results of operations and financial condition are particularly sensitive to changes in the Argentine peso/U.S. dollar exchange rate because a significant part of our operations are conducted in Argentina where our costs are incurred, for the most-part, in Argentine pesos, while the substantial portion of our revenues generated outside of Argentina are in U.S. dollars. Consequently, appreciation of the U.S. dollar relative to the Argentine peso, to the extent not offset by inflation in Argentina, could result in favorable variations in our operating margins and, conversely, depreciation of the U.S. dollar relative to the Argentine peso could impact our operating margins negatively.

In recent years, the Argentine peso has suffered significant devaluations against the U.S. dollar and has continued to devaluate against the U.S. dollar. As a result of this economic instability, Argentina's foreign debt rating has been downgraded on multiple occasions based upon concerns regarding economic conditions and rising fears of increased inflationary pressures. This uncertainty may also adversely impact Argentina's ability to attract capital.

The increasing level of inflation in Argentina has generated pressure for further depreciation of the Argentine peso. After several years of relatively moderate variations in the nominal exchange, the Argentine peso depreciated against the U.S. dollar by 32.5% in 2013, 31.2% in 2014, 52.1% in 2015, 21.9% in 2016 and 18.4% in 2017, based on the official exchange rates published by the Argentine Central Bank.

The significant restrictions on the purchase of foreign currency beginning in late 2011 gave rise to the development of an implied rate of exchange, as reflected in the quotations of Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local markets in Argentine pesos. See "— Item 4.B - Business Overview — Regulatory Overview — Foreign Exchange Controls — Argentina." Almost all foreign exchange restrictions have been lifted since December 2015 and, as a result, the gap between the official rate and the implied rate derived from securities transactions has substantially decreased compared to the previous years. However, the implied rate of exchange may increase or decrease in the future. We cannot predict future fluctuations in the Argentine peso/U.S. dollar exchange rate. Because a significant part of our operations are located in Argentina, large variations in the comparative value of the Argentine peso and the U.S. dollar may adversely affect our business.

Despite the positive effects of the depreciation of the Argentine peso on the competitiveness of certain sectors of the Argentine economy, including our business, it has also had a negative impact on the financial condition of many Argentine businesses and individuals. The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt, and has also led to very high inflation initially and significantly reduced real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government's ability to honor its foreign debt obligations. If the Argentine peso is significantly devalued, the Argentine economy and our business could be adversely affected.

A significant appreciation of the Argentine peso against the U.S. dollar could also adversely affect the Argentine economy as well as our business. Our results of operations are sensitive to changes in the Argentine peso/U.S. dollar exchange rate because a significant portion of our operations are conducted in Argentina where our costs are incurred, for the most-part, in Argentine pesos. In the short term, a significant appreciation of the Argentine peso against the U.S. dollar would adversely affect exports and the desire of foreign companies to purchase services from Argentina. Our business is dependent to a certain extent on maintaining our labor and other costs competitive with those of companies located in other regions around the world from which technology and IT services may be purchased by clients in the United States and Europe. We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the years ended December 31, 2017 and 2016, our Argentine operating subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., entered into foreign exchange forward contracts to reduce their risk of exposure to fluctuations in foreign currency. We may in the future, as circumstances warrant, decide to enter into derivative transactions to hedge our exposure to the Argentine peso/U.S. dollar exchange rate. If we do not hedge such exposure or we do not do so effectively, an appreciation of the Argentine peso against the U.S. dollar may raise our costs, which would increase the prices of our services to our customers, which, in turn, could adversely affect our business, financial condition and results of operations.

Government intervention in the Argentine economy could adversely affect the economy and our results of operations or financial condition.

During recent years, the Argentine government has increased its level of intervention in the Argentine economy, including through the implementation of expropriation policies or nationalizations.

For example, in April 2012, the Argentine government provided for the nationalization of YPF S.A., the main Argentine oil company. In February 2014, the Argentine government and Repsol, from whom YPF was expropriated, announced that they had reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares, which settled the claim filed by Repsol with International Centre for Settlement of Investment Disputes (the "ICSID"). Such compensation amounted to US$5 billion, payable in the form of Argentine sovereign bonds with various maturities.

There are other examples of government intervention. In December 2012 and August 2013, the Argentine Congress established new regulations relating to domestic capital markets. Such regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the Argentine Securities Commission (Comisión Nacional de Valores or "CNV") to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime under certain circumstances and suspend the board of directors for a period of up to 180 days. In November, 2016, the Argentine executive branch sent a bill to the Argentine Congress  to reform the current Capital Markets Law No. 26,831 which, among other changes, proposes the abrogation of this power granted to the CNV and generally seeks to modernize the entire regulatory framework applicable to the Argentine capital market, incorporating current international practices to contribute to its development. The Argentine lower chamber approved the bill; however, the Argentine senate subsequently approved it with certain amendments. Consequently, the Argentine lower chamber must re-approve the bill with the amendments adopted by the senate, which has not yet occured as of the date of this annual report.

Expropriations and other interventions by the Argentine government such as the one relating to YPF can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina's commercial and diplomatic relations with other countries and, consequently, could adversely affect our business, financial condition and results of operations.

The impact of the latest presidential elections on the future economic and political environment of Argentina is uncertain.

 Argentine presidential, congressional, municipal and state government elections were held in October 2015. Presidential elections were won by the opposing political party, led by Mauricio Macri. The president of Argentina and the Argentine Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy and, consequently, could affect our results of operations or financial condition. The new administration, in office since December 10, 2015, has announced and adopted several significant economic and policy reforms, including the following:

•	Foreign Exchange Reforms: The current Argentine administration eliminated most foreign exchange restrictions, including certain currency controls, which were imposed by the previous administration. See "Item 4.B — Business overview — Regulatory Overview — Foreign Exchange Controls — Argentina".
•	Foreign Trade Reforms: The current Argentine administration eliminated or reduced export duties on several agricultural products and eliminated export duties on most industrial and mining products.
•	National Institute of Statistics and Census (Instituto Nacional de Estadísticas y Censos, or "INDEC") Information Reforms: On January 8, 2016, based on the determination that the INDEC has failed to produce reliable statistical information, particularly with respect to the Consumer Price Index ("CPI"), Gross Domestic Product ("GDP"), poverty and foreign trade data, the current Argentine administration declared the national statistical system and the INDEC in a state of administrative emergency through December 31, 2016. As a result, the INDEC ceased publishing certain key statistical data until a rearrangement of its technical and administrative structure is finalized. In June 2016, the INDEC resumed its publication of the CPI. As of the date of this annual report, the INDEC has begun publishing certain revised data, including GDP, foreign trade and balance of payment statistics, although it remains in a state of administrative emergency. On June 29, 2017, INDEC published revised GDP data for 2004 through 2015.

•	Financial Policy. The current Argentine administration has settled the majority of outstanding claims with holdout creditors and has issued sovereign bonds in the international capital markets. See "—Argentina's ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing outside of Argentina."
•	Fiscal policy. The current Argentine administration took steps to anchor fiscal accounts, reduce the primary fiscal deficit, eliminate subsidies, reorganize certain expenditures and generate increased revenue through a tax amnesty program. The fiscal deficit for 2017 was approximately 3.9% of GDP, 0.3% lower than expected; reducing fiscal deficit is one of the most important objectives for the administration in the coming years.
•	Correction of monetary imbalances. The Argentine administration has adopted an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next four years. The Central Bank has increased stabilization efforts to reduce excess monetary imbalances and raised peso interest rates to offset inflationary pressure. The Central Bank also announced inflation target ranges for 2018 (8% to 12%); and 2019 (3.5% to 6.5%).
•	Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria). On November 8, 2017, the Argentine Congress passed Law No. 27,401 which provides for the criminal liability of corporate entities upon their execution of certain dishonest activities, directly or indirectly, with their intervention or on their behalf, interest or benefit. Companies found liable for committing crimes under the terms of this law may be subject to various sanctions, including, among others, fines ranging from two to five times the ''undue'' benefit that was obtained or that could have been obtained through the actions incurred in breach of this regulation. Additionally, Companies found liable may forfeit assets obtained through the illegal actions. The law became effective 90 days after its promulgation by the President of Argentina and publication in the Argentine Official Gazette, which occurred on December 1, 2017.
•	Amendment to Labor Risks Law. On February 15, 2017, the Argentine Congress passed Law 27,348, which amends and complements Labor Risks Law No. 24,557 (the "Labor Risks Law"), and aims to reduce litigation arising from accidents at work. Under the new regime, prior to filing a lawsuit resulting from work-related accidents, affected workers must go through jurisdictional medical commissions, in order to assess the impact of any accident and to assign benefits provided for under the Labor Risks Law.
•	Social Security Reform Law. On December 28, 2017, the Argentine Congress passed Argentine Law No. 27,426, which provides for modifications to the method of calculating social security benefits. In most cases, minimum benefits will equal 82% of the minimum wage. The law also grants employees the option to maintain their employment status until the age of 70, though employees may choose to retire earlier. Male employees may retire at 65 and female employees may retire at 60.
•	Labor Reform Draft Bill. The Argentine administration recently announced a draft bill to reform the labor law which was sent to the Argentine Congress for debate on November 21, 2017 and is currently pending review by both chambers. The draft bill aims to improve competitiveness and efficiency of various sectors, increase employment, attract investment and reduce labor costs.
•	Tax Regime. On December 29, 2017, the Argentine Congress passed Law No. 27,430. The law provides for a series of tax and social security reforms intended to eliminate certain existing complexities and inefficiencies of the Argentine tax regime, reduce tax evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining the Argentine administration's medium- and long-term efforts aimed at restoring fiscal balance. The reforms introduced with this law are part of the agenda of the Argentine administration to improve the competitiveness of the Argentine economy (including the reduction of the fiscal deficit), to increase employment and diminish poverty on a sustainable basis.

We can offer no assurances or predictions as to the impact that these policies or any future polices implemented by the current Argentine administration will have on the Argentine economy as a whole or on our business, results of operation or financial condition, in particular. Moreover, there is uncertainty as to which other measures announced during the presidential campaign will be actually implemented and when. Some of the measures proposed by the current Argentine administration may also generate political and social opposition, which may in turn prevent the new government from adopting such measures as proposed. In addition, political parties opposed to the new government retained a majority of the seats in the Argentine Congress in the recent elections, which will require the new government to seek political support from the opposition for its economic proposals and creates further uncertainty in the ability of the new government to pass these or other measures.

Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.

In the past, inflation has materially undermined the Argentine economy and the government's ability to create conditions that would permit stable growth. High inflation may also undermine Argentina's foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operation. In particular, the margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation in Argentina, as well as other factors.

According to data published by the INDEC, the CPI increased 23.9% in 2014 and 11.9% as of October 2015 (for the first nine months of year 2015). In November 2015, the INDEC suspended the publication of the CPI. According to the publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and 31.4% in 2016. According to the publicly available information based on data from the City of Buenos Aires, the CPI grew by 29.6% in 2015 and 41.0% in 2016. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based on these reforms, in June 2016 the INDEC resumed its publication of the CPI. According to the INDEC, Argentina's rate of inflation for May, June, July, August, September, October, November and December 2016 was 4.2%, 3.2%, 2.2%, 0.2%, 1.3%, 2.6%, 1.8% and 1.4%, respectively, and 24.8% in 2017, based on the CPI. Private estimates, on average, refer to annual rates of inflation substantially in excess of those published by the INDEC. For example, opposition lawmakers in Argentina reported an inflation rate of 24.6%, 41.0% and 25.0% for the years ended December 31, 2017, 2016 and 2015, respectively.

Uncertainty surrounding future inflation rates may have an adverse impact for Argentina in the long-term credit market.

The INDEC implemented certain methodological reforms and adjusted certain indexes based on these reforms. The lack of accuracy in the INDEC's indexes could result in a further decrease in confidence in Argentina's economy, which could, in turn, have an adverse effect on our ability to access the international credit markets at market rates to finance our operations and growth. See "—The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets."

Inflation rates could escalate, and there is uncertainty regarding the effects that the measures taken, or that may be taken, by the Argentine government to control inflation could have. If inflation remains high or continues to increase, Argentina's economy may be negatively impacted and our results of operations could be materially affected.

The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets.

Since 2007, the inflation index has been extensively discussed in the Argentine economy. The intervention of the former Argentine government in the INDEC in 2007 and the change in the way the inflation index was measured have resulted in disagreements between the former Argentine government and private consultants as to the actual annual inflation rate. The former Argentine government imposed fines on private consultants reporting inflation rates higher than the INDEC data. As a result, private consultants typically shared their data with Argentine lawmakers who opposed the previous government, who released such data from time to time. This could result in a further decrease in confidence in Argentina's economy.

Reports published by the International Monetary Fund ("IMF") in the past state that the IMF staff uses alternative measures of inflation to monitor macroeconomic conditions, including data produced by private sources, which have shown considerably higher inflation rates than those published by the INDEC since 2007. The IMF has also faulted Argentina for not taking sufficient remedial measures to address the quality of its official data, including inflation and GDP data, as required under the Articles of Agreement of the IMF.

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

However, during December 2015 and January 2016, the new government declared the national statistical system and the INDEC to be in a state of administrative emergency through December 31, 2016. Accordingly, the new head of the INDEC announced the temporary suspension of the publication of official data of prices, poverty, unemployment and GDP until the completion of a full review of INDEC's policies. Shortly thereafter, the new administration released an alternative CPI index based on data from the City of Buenos Aires and the Province of San Luis. The INDEC resumed its publication of the CPI in June 2016, after implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of those reforms. The INDEC also revised GDP data from 2004 through 2015. Among other adjustments, in calculating GDP for 2004, the INDEC made changes to the composition of GDP that resulted in a negative adjustment of approximately 12% for that year. To calculate real GDP for subsequent years based on the revised 2004 GDP, the INDEC used deflators that are consistent with its revised methodology to calculate inflation. By previously understating inflation, the INDEC had overstated economic growth in real terms. The adjustments made by the INDEC lead to a determination of real GDP growth of 48.6% for the period of 2004 to 2015, as opposed to 65% growth in real terms for the same period resulting from the information used prior to June 2016. As a consequence of these reforms, on November 9, 2016, the Executive Board of the IMF lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. Still, uncertainty remains as to whether official data and measurement procedures sufficiently reflect inflation in the country, and what effect these reforms will have on the Argentine economy.

As of the date of this annual report, the impact that these measures and any future measures taken by the new administration with respect to the INDEC will have on the Argentine economy and investors' perception of the country cannot be predicted.

Argentina's ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing outside of Argentina.

Argentina's 2001 sovereign default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina's ability to access international financing. In 2005, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the restructuring of a significant portion of the defaulted bonds that were not exchanged in the 2005 restructuring. As a result of debt exchanges carried out in 2005 and 2010, Argentina restructured approximately 93% of its defaulted debt that was eligible for restructuring. However, holdout bondholders that declined to participate in the restructuring, filed lawsuits against Argentina in several countries, including the United States. Since late 2012, rulings from courts in the United States favorable to holdout bondholders aggravated investors' concerns regarding investment in the country.

In November 2012, the United States District Court for the Southern District of New York in re: "NML Capital, Ltd. v. Republic of Argentina", ratified and amended the injunction order issued in February 2012, which held that Argentina violated the pari passu clause with respect to the bondholders that had not participated in the sovereign debt restructuring in 2005 and 2010. Pursuant to such ruling, Argentina was required to pay 100% of the amounts due to the plaintiffs, simultaneously with the payment of the amounts due on the next maturity date of the bonds to the bondholders who participated in the debt restructuring. In June 2014, the U.S. Supreme Court denied Argentina's petition for a writ of certiorari of the U.S. Second Circuit Court of Appeals' ruling affirming the U.S. District Court's judgment. Later that month, the U.S. District Court ruled that funds deposited with the Bank of New York Mellon, the trustee which manages bond payments for Argentina's bonds issued in the 2005 and 2010 debt restructuring, should not be delivered to the holders of restructured debt in the absence of a prior agreement with the holdout bondholders (the plaintiffs in this case). In June 2015, the U.S. District Court granted partial summary judgment to a group of "me-too" plaintiffs in 36 separate lawsuits, finding that, consistent with the previous ruling of such court, Argentina violated the pari passu clause in the bonds issued to the "me-too" bondholders.

In February 2016, the current Argentine administration entered into settlement agreements with certain holdout bondholders to settle these claims, which were subject to the approval of the Argentine Congress and the lifting of the pari passu injunctions. In March 2016, after the U.S. District Court agreed to vacate the pari passu injunctions subject to certain conditions, the Argentine Congress ratified these settlement agreements through Law No. 27,249 and repealed the provisions of the so called Lock Law No. 26,017 and the Sovereign Payment Law No. 26,984, which prohibited Argentina from offering holdout bondholders more favorable terms than those offered in the 2005 and 2010 debt restructuring. The Argentine government has reached settlement agreements with holders of a significant portion of the defaulted bonds and has repaid the majority of the holdout creditors with the proceeds of a US$16.5 billion international offering of 3-year, 5-year, 10-year and 30-year bonds on April 22, 2016. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina's settlement offer continues in several jurisdictions.

Additionally, foreign shareholders of several Argentine companies have filed claims with the ICSID alleging that the emergency measures adopted by the Argentine government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. ICSID has ruled against Argentina with respect to many of these claims.

Litigation involving holdout creditors, claims with ICSID and other claims against the Argentine Government, resulted and may result in material judgments against the government, lead to attachments of or injunctions relating to Argentina's assets, or could cause Argentina to default under its other obligations, and such events may prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. Our ability to obtain U.S. dollar-denominated financing has been adversely impacted by these factors. During 2014, 2015, 2016 and 2017, it became increasingly difficult for Argentine companies to obtain financing in U.S. dollars, and loans in the local currency carried significantly higher interest rates. The termination of the injunctions issued by the United States courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers, and the related subsequent events, have paved the way for the Argentine Government to regain access to the international capital markets. Nonetheless, Argentina's ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth. In addition, Argentina's ongoing litigation with the remaining holdout creditors as well as ICSID and other claims against the Argentine Government, or any future defaults of its financial obligations, may prevent us from accessing the international capital markets or cause the terms of any such transactions less favorable than those provided to companies in other countries in the region, potentially impacting our financial condition.

Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on the results of our operations and on the market price of our common shares.

A continued decline in the global prices of Argentina's main commodity exports could have an adverse effect on Argentina's economic growth.

High commodity prices have contributed significantly to the increase in Argentine exports since 2002 as well as in governmental revenues from export taxes. However, relying on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in the prices of commodities. Since the beginning of 2015, international commodity prices of Argentina's primary commodity exports have declined, which has had an adverse effect on Argentina's economic growth. If international commodity prices continue to decline, the Argentine economy could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Argentina's export revenues.

These circumstances would have a negative impact on the levels of government revenues, available foreign exchange and the government's ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government's reaction. Either of these results would adversely impact Argentina's economic growth and, therefore, our financial condition and results of operations.

Argentine exchange controls and restrictions on capital inflows and outflows have limited, and may continue to limit, the availability of international credit and access to capital markets, which could have a material adverse effect on our financial condition and business.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of enterprises to retain or obtain foreign currency or make payments abroad. Although some of these restrictions were subsequently eased, in June 2005, the Argentine government issued Decree No. 616/2005, which established new controls on capital inflows that could result in reduced availability of international credit, including the requirement, subject to certain exceptions, that 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for 365 days in a non-interest bearing account. In addition, since the second half of 2011, the Argentine government increased certain controls on the incurrence of foreign currency-denominated indebtedness, the acquisition of foreign currency and foreign assets by local residents. For example, the Argentine Central Bank adopted regulations that (i) shortened the period for a borrower to convert foreign currency-denominated indebtedness into Argentine pesos, (ii) shortened a borrower's window of access to the local foreign exchange market in connection with a prepayment of scheduled interest payments in respect of foreign currency-denominated indebtedness and (iii) suspended the ability of local residents to access the local exchange market for the acquisition of foreign currency. See "Information on the Company — Business Overview — Foreign Exchange Controls".

Notwithstanding the measures adopted by the current Argentine administration since December 2015, which lifted virtually all exchange and capital controls, the Argentine government may impose or increase exchange controls or transfer restrictions in the future in response to capital flight or a significant depreciation of the Argentine peso. Additional controls could have a negative effect on the ability of Argentine entities to access the international credit or capital markets, the Argentine economy and our financial condition and business.

The Argentine government may order salary increases to be paid to employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. The Argentine government increased the minimum salary to 3,300 Argentine pesos in August 2013, to 3,600 Argentine pesos in January 2014, to 4,400 Argentine pesos in September 2014, to 4,716 Argentine pesos in January 2015, to 5,588 Argentine pesos in August 2015, to 6,060 Argentine pesos in January 2016, to 6,810 Argentine pesos in June 2016, to 7,560 Argentine pesos in September 2016, and to 8,860 Argentine pesos in July 2017. The Argentine government confirmed that the minimum salary will be increased to 10,000 Argentine pesos by July 2018. Recently, the INDEC published data regarding the evolution of salaries in the private and public sectors, which reflects approximately 26.7% and 25.26% salary increase in the private and public sectors, respectively, for the period from January 2017 through December 2017.

Due to high levels of inflation and full employment in the high tech industry, we expect to raise salaries in line with the market. During the year ended December 31, 2017, labor unions agreed with employers´ associations on annual salary increases between 20% and 25%. If future salary increases in the Argentine peso exceed the pace of the devaluation of the Argentine peso, such salary increases could have a material and adverse effect on our expenses and business, results of operations and financial condition and, thus, on the trading prices for our common shares.

Our operating cash flows may be adversely affected if there is a delay in obtaining reimbursement of value-added tax credits from AFIP.

In 2017, our Argentine operating subsidiary IAFH Global S.A. recognized an aggregate of $1.5 million in value-added tax credits. These tax credits may be monetized by way of cash reimbursement from AFIP. Obtaining this cash reimbursement requires submission of a written request to AFIP, which is subject to its approval. In the event that AFIP delays its approval of the request for reimbursement of these value-added tax credits, our ability to monetize the value of those credits would be delayed, which could adversely affect our cash flows.

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

During the year ended December 31, 2015, our Argentine subsidiaries, through cash received from capital contributions, acquired Argentine sovereign bonds, including BODEN and Bonos Argentinos ("BONAR"), in the U.S. market denominated in U.S. dollars.

After acquiring these bonds and after holding them for a certain period of time, our Argentine subsidiaries sold those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the year ended December 31, 2015 was higher than its quoted price in the U.S. market (in U.S dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into our Argentine subsidiaries' functional currency, thus, as a result, we recognized a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

During the years ended December 31, 2017 and 2016, we did not engage in the above described transactions. Although, as of the date of this annual report, we are not obliged to settle proceeds received from capitalizations abroad through the FX Market, if in the future we decide to make additional capital contributions to our Argentine subsidiaries and acquire bonds, we cannot assure you that the quoted price of the BODEN and/or BONAR in Argentine pesos in the Argentine markets will be higher than the quoted price in the U.S. debt markets in U.S. dollars converted at the official exchange rate prevailing in Argentina or that the Argentine government will not require Argentine companies to repatriate such proceeds through the FX Market, or make any other legislative, judicial, or administrative changes or interpretations, any of which could have a material adverse effect on our business, results of operations and financial condition. See note 3.17 to our audited consolidated financial statements, "Operating and Financial Review and Prospects — Results of Operations — 2016 Compared to 2015" and "Certain Income Statement Line Items — Gain on Transaction with Bonds."

The imposition in the future of restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina.

Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Argentine Central Bank, most of which have been lifted. See "Information on the Company — Business Overview — Foreign Exchange Controls".

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

Although the current Argentine administration has lifted most of the foreign exchange restrictions providing greater flexibility and access to the foreign exchange market, the imposition of future exchange controls could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina, as the case may be, from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future. The domestic revenues of our Argentine subsidiaries (excluding intercompany revenues to other Globant subsidiaries, which are eliminated in consolidation) were $13.3 million in 2017, $10.2 million in 2016 and $7.6 million in 2015, representing 3.2%, 3.2% and 3.0% of our annual consolidated revenues, respectively.

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

The imposition or re-imposition in the future of regulations on proceeds from the export of services collected outside of Argentina for services rendered to non-Argentine residents or of export duties and controls could have an adverse effect on us.

In December 30, 2016, by means of Communication "A" 6137 (later replaced by Communication "A" 6244, which became effective as of July 1, 2017), the Argentine Central Bank eliminated the requirement to repatriate and exchange funds obtained from the exportation of services into pesos through the FX Market. Consequently, we are not required to repatriate or exchange the foreign currency proceeds received from services rendered to non-Argentine residents outside of Argentina (which are proceeds from our exportations held in off-shore accounts, such as the collections of services fees in U.S. dollars). Additionally, the applicable regulations do not prohibit or regulate the receipt of in-kind payments by an exporter.

However, in the past, Argentine law (including Communication "A" 5264 of the Argentine Central Bank, as amended), required Argentine residents to transfer the foreign currency proceeds received for services rendered to non-Argentine residents into a local account with a domestic financial institution and to convert those proceeds into Argentine pesos through the FX Market.

We cannot assure you that the Argentine government will not in the future require again Argentine residents to convert the foreign currency proceeds received for services rendered to non-Argentine residents into Argentine pesos through the FX Market, restrict exporters from receiving in-kind payments, require them to repatriate those payments received through the FX Market, or make any other legislative, judicial, or administrative changes or interpretations, any of which could have a material adverse effect on our business, results of operations and financial condition.

Changes in Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows.

In 2012, the Argentine government terminated its treaties with the Republic of Spain for the avoidance of double taxation. As a result, the exemption from personal assets tax that was available pursuant to such treaty for equity interests in local companies owned by Spanish residents no longer applies. The new double taxation treaty with Spain, which was adopted on December 23, 2013 and applied retroactively from January 1, 2013, does not include a similar exemption. Under the new treaty, the tax applicable on dividends distributed by our Argentine subsidiaries to the Spain Holdco is limited to 10% of the gross amount of dividends distributed, and income tax withholding on financial interest is limited to 12%.

Argentine companies are required to pay the personal assets tax corresponding to Argentine resident individuals, foreign individuals and foreign entities for holding equity interests in such companies as of December 31 of each year. The applicable tax rate is 0.25% and the tax is levied on the equity stated in the latest financial statements. Although the new double taxation treaty with Spain does not include an exemption on such tax, Law No. 27,260, which was enacted by the Argentine government on July 21, 2016, introduced benefits for compliant taxpayers that include an exemption from the personal assets tax until December 31, 2019. Our Argentine subsidiaries are eligible for the exemption.

On December 29, 2017, the Argentine government enacted Law No. 27,430, which reduced the corporate income tax rate to 30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after January 1, 2019. The distribution of dividends is now subject to a 7%  for fiscal years beginning on or after January 1, 2018 and 13% for fiscal years beginning on or after January 1, 2019, respectively. The Equalization Tax, which levied distributions made out of previously untaxed income, was eliminated.

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

In addition, the equity markets in general have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies' securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

Holders of our common shares may experience losses due to increased volatility in the U.S. capital markets.

The U.S. capital markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance or results of operations of those companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, as well as volatility in international capital markets, may cause the market price of our common shares to decline.

In addition, downgrades to the U.S. government's sovereign credit rating by any rating agency, as well as negative changes to the perceived creditworthiness of U.S. government-related obligations, could have a material adverse impact on financial markets and economic conditions in the United States and worldwide. Any volatility in the capital markets in the United States or in other developed countries, whether resulting from a downgrade of the sovereign credit rating of U.S. debt obligations or otherwise, may have an adverse effect on the price of our common shares.

We may be classified by the Internal Revenue Service as a "passive foreign investment company" (a "PFIC"), which may result in adverse tax consequences for U.S. investors.

We believe that we will not be a PFIC for U.S. federal income tax purposes for our current taxable year and do not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Because we have valued goodwill based on the market value of our equity for purposes of taxation, a decrease in the price of our common shares may also result in us becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we spend the cash. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we were treated as a PFIC for any taxable year during which a U.S. investor held common shares, certain adverse tax consequences could apply to such U.S. investor. See "Additional Information — Taxation — U.S. Federal Income Tax Considerations — Passive foreign investment company rules."

We may need additional capital and we may not be able to obtain it.

We believe that our existing cash and cash equivalents and cash flows from operations, including the cash available under our revolving line of credit, will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain another credit facility or expand the existing one. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to additional operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors' perception of, and demand for, securities of technology services companies;

•	conditions of the U.S. capital markets and other capital markets in which we may seek to raise funds;

•	our future results of operations and financial condition;

•	government regulation of foreign investment in the United States, Europe, and Latin America; and

•	global economic, political and other conditions in jurisdictions in which we do business.

Concentration of ownership among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions or adversely affect the trading price of our common shares.

As of March 26, 2018, our directors and executive officers, entities affiliated with them and greater than 5% shareholders, beneficially own approximately 53.38% of our outstanding common shares, of which 1.37% represents common shares subject to options that currently are exercisable or will be exercisable within 60 days of March 26, 2018 as well as common shares issuable upon settlement of restricted stock units that have vested or will vest within 60 days of March 26, 2018. As a result, these shareholders continue to have substantial control over us and be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies. This concentration of influence could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders. For example, our officers, directors and principal shareholders could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders. In addition, this significant concentration of share ownership may adversely affect the trading price of our common shares because investors often perceive disadvantages in owning shares in companies with principal shareholders.

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure, and other requirements applicable to public companies in the United States and in Luxembourg.

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure; these include but are not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new SEC regulations and NYSE listing guidelines that result out of the NYSE listing, and the Market Abuse Regulation, the Transparency Law and particular annual financial and non-financial reporting rules that apply to so-called public interest entities and that result out of the LuxSE listing of our shares. These laws, regulations and guidelines may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, our efforts to comply with certain sections of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") and the related regulations regarding required assessment of internal controls over financial reporting and our external auditor's audit of that assessment requires the commitment of significant financial and managerial resources. Testing and maintaining internal controls can divert our management's attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

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

Our exemption as a "foreign private issuer" from certain rules under the U.S. securities laws may result in less information about us being available to investors than for U.S. companies, which may result in our common shares being less attractive to investors.

As a "foreign private issuer" in the United States, we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As a "foreign private issuer," we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they may deem important, which may result in our common shares being less attractive to investors.

We do not plan to declare dividends, and our ability to do so will be affected by restrictions under Luxembourg law.

We have not declared dividends in the past and do not anticipate paying any dividends on our common shares in the foreseeable future. In addition, both our articles of association and the Luxembourg law of August 10, 1915 on commercial companies as amended from time to time ( loi du 10 août 1915 sur les sociétés commerciales telle que modifiée ) ("Luxembourg Corporate Law") require a general meeting of shareholders to approve any dividend distribution except as set forth below.

Our ability to declare dividends under Luxembourg law is subject to the availability of distributable earnings or available reserves, including share premium. Moreover, if we declare dividends in the future, we may not be able to pay them more frequently than annually. As permitted by Luxembourg Corporate Law, our articles of association authorize the declaration of dividends more frequently than annually by our board of directors in the form of interim dividends so long as the amount of such interim dividends does not exceed total net income made since the end of the last financial year for which the standalone annual accounts have been approved, plus any net income carried forward and sums drawn from reserves available for this purpose, less the aggregate of the prior year's accumulated losses, the amounts to be set aside for the reserves required by law or by our articles of association for the prior year, and the estimated tax due on such earnings.

We depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments, which they may not be able to do.

Our subsidiaries conduct all of our operations. We have no relevant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by covenants in our or their financing agreements or by the law of their respective jurisdictions of incorporation. If we are unable to obtain funds from our subsidiaries, we will be unable to distribute dividends. We do not intend to seek to obtain funds from other sources to pay dividends. See "— Risks Related to Operating in Latin America and Argentina — Argentina — The imposition in the future of restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina."

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

Under Luxembourg Corporate Law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, in accordance with Luxembourg law, our articles of association authorize our board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by Luxembourg law to the extent our board deems such suppression, waiver or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including a premium). This authorization is valid from the date of the publication in the Luxembourg's official gazette (Mémorial C Recueil des Sociétés et Associations) of the decision of the extraordinary general meeting of shareholders held on May 8, 2017, which publication occurred on May 19, 2017, and ends on May 19, 2022. In addition, a shareholder may not be able to exercise the shareholder's pre-emptive right on a timely basis or at all, unless the shareholder complies with Luxembourg Corporate Law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

We are organized under the laws of the Grand Duchy of Luxembourg and it may be difficult for you to obtain or enforce judgments or bring original actions against us or our executive officers and directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. The majority of our assets are located outside the United States. Furthermore, the majority of our directors and officers and some experts named in this annual report reside outside the United States and a substantial portion of their assets are located outside the United States. Investors may not be able to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Furthermore, Luxembourg law does not recognize a shareholder's right to bring a derivative action on behalf of the company except in limited cases.

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

As a company organized under the laws of the Grand Duchy of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) No. 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Globant is a Luxembourg société anonyme (a joint stock company). The company's legal name is "Globant S.A." We were founded in 2003 by Martín Migoya, our Chairman and Chief Executive Officer, Guibert Englebienne, our Chief Technology Officer, Martín Umaran, our Chief of Staff, and Nestor Nocetti, our Executive Vice President of Corporate Affairs. Our founders' vision was to create a company, starting in Latin America that would dream and build digital journeys that matter to millions of users, while also generating world-class career opportunities for IT professionals, not just in metropolitan areas but also in outlying cities and countries.

Since our inception, we have benefited from strong organic growth and have built a blue chip client base comprised of leading global companies. Over that same period, we have expanded our network of locations from one to 37. In addition, we have garnered several awards and recognition from organizations such as Endeavor, the IDC MarketScape, Global Services, the International Association of Outsourcing Professionals, and Fast Company, and we have been the subject of business-school case studies on entrepreneurship at the Massachusetts Institute of Technology, Harvard University and Stanford University in conjunction with the World Economic Forum.

In 2006, we started working with Google. We were chosen due to our cultural affinity and innovation. While our growth has primarily been organic, since 2008 we have made fourteen complementary acquisitions. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America.

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

In 2012, we acquired TerraForum, an innovation consulting and software development firm in Brazil. The acquisition of TerraForum allowed us to expand into one of the largest economies in the world and to broaden our services to our clients, strengthening our position as a leader in the creation of innovative software products.

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

In October 2014, we acquired BlueStar Holdings. Through this acquisition, we commenced our operations in Perú.

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

During 2016, we introduced a new model that intends to reshape our go-to-market strategy to scale our company in the coming years, called 50 Squared. The main goal of this new approach is to focus our team in the top 50 high potential accounts that have the capacity to grow exponentially over time. To do so, we have appointed our most senior people from Sales, Technology and Operations to lead these teams and take our company to the next level. This account focus has become the most important pillar of our go-to-market strategy and every account within Globant now has the goal to become part of this program.

In May 2016, we acquired We Are London Limited ("WAE UK") and We Are Experience, Inc. ("WAE US") (jointly, WAE UK and WAE US are "WAE"). The purpose of these acquisitions was related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of WAE.

In August 2016, we applied to the Luxembourg Stock Exchange for listing on the Official List of the Luxembourg Stock Exchange ("Lux SE") and for the admission to trading on its regulated market of our common shares. Our shares began trading on the Lux SE on August 11, 2016.

In November 2016, we entered into a stock purchase agreement with 3Cinteractive corp. ("3C") to purchase the 100% of the capital stock of Difier, an Uruguayan company. At the same time, we signed a consulting services agreement to provide software development services to 3C for a term of four years.

During the same month, we acquired L4 Mobile, LLC. The purpose of this acquisition was related to strengthening our leading position in the digital services space and expanding our capabilities in the United States.

In February 2017, we acquired Ratio Cypress, LLC, a limited liability company organized and existing under the laws of the State of Washington in the United States. Ratio offers design, development and quality assurance services necessary to build and manage robust digital products and video streaming solutions for major media companies.

In June 2017, we acquired PointSource, LLC, a design and development technology agency, based in Raleigh, North Carolina, and Chicago. The purpose of this acquisition was related to the benefit of expected synergies, revenue growth and expanding our capabilities in the United States.

Corporate Information

Our principal executive office is located at 37A Avenue J.F. Kennedy, L-1855, Luxembourg and our telephone number is + 352 20 30 15 96. We maintain a website at http://www.globant.com. Our website and the information accessible through it are not incorporated into this annual report.

B. Business overview

Overview

We are a digitally native technology services company. We are passionate about building the new way of being digital. We want to help our clients emotionally connect with consumers and employees, leveraging the power of artificial intelligence ("AI") for business optimization. We are the place where engineering, design, and innovation meet scale. Our principal operating subsidiary is based in Buenos Aires, Argentina. For the year ended December 31, 2017, 78.8% of our revenues were generated by clients in North America, 11.8% in Latin America, 0.2% in Asia and 9.3% in Europe, including many leading global companies.

Over the past several years, new technologies have emerged to revolutionize the way end-users interact with technology and reshape businesses and competitive landscapes for organizations.

We believe that we are at the forefront of one of the most radical and profound changes since we experienced the mobile and digital transformation that started with the smartphones 10 years ago: the AI revolution. AI and machine learning ("ML") capabilities have advanced exponentially in recent years, blurring the line between fantasy and reality, and creating an unparalleled market opportunity for whoever can deliver the technology to eager consumers.

Like many radical transformations in the past, AI is poised to be a disruptive force in the near future. Although AI has been available for decades, it has recently matured due to technological advancements that have driven innovation in many industries and accelerated investment in AI.

Today's users move quickly and are keen to interact with their digital ecosystem anywhere and anytime, in a fast, seamless and personalized way that will simplify their lives. We are experiencing an abundance of demand for more intelligent and human-like behavior and technology, and we believe that we have concrete ways to fill that demand.

Our Globers are our most valuable asset. As of December 31, 2017, we had 6,753 Globers and 37 locations across 30 cities in Latin America, Asia, Europe and North America, throughout 12 countries, supported by four client management locations in the United States, and one client management location in each of United Kingdom, Colombia, Uruguay, Argentina and Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across the world provide us with the ability to attract and retain well-educated and talented professionals. We are culturally similar to our clients and we function in multiple time zones. We believe that these characteristics have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

For the year ended December 31, 2017, 78.8%, 11.8%, 9.3% and 0.2% of our revenues were generated by clients in North America, Latin America, Europe and Asia, respectively. Our clients include companies such as Google, Electronic Arts, Southwest Airlines Co. and Walt Disney Parks and Resorts Online, each of which was among our top ten clients by revenues for at least one Studio in the year ended December 31, 2017. 88.3% of our revenues for 2017 were attributable to repeat clients who had used our services in the prior year. We believe our success in building our attractive client base in the most sophisticated and competitive markets for IT services demonstrates the superior value proposition of our offering and the quality of our execution as well as our culture of innovation and entrepreneurial spirit.

Our revenues increased from $253.8 million for 2015 to $413.4 million for 2017, representing a Compound Annual Growth Rate ("CAGR") of 27.6% over the two-year period. Our revenues for 2017 increased by 28.1% to $413.4 million, from $322.9 million for 2016. Our net income for 2017 was $30.5 million, compared to a net income of $35.9 million for 2016. The$5.4 million decrease in net income from 2016 to 2017 was primarily driven by lower gross margin, partially offset by a decrease in selling, general and administrative expenses and efficiencies in the effective income tax rate. In 2015, 2016 and 2017, we made several acquisitions to enhance our strategic capabilities, none of which contributed a material amount to our revenues in the year the acquisition was made. See "Information on the Company — History and Development of the Company."

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

In this new environment, companies' customers, employees, partners, and stakeholders have become voracious users of technology with high expectations. These users move fast from place to place and are keen to interact with their digital ecosystem anywhere and anytime, in a painless, fast, relevant, and unrestricted way. They demand personalized, seamless and frictionless experiences that will simplify their lives.

We believe that these changes are resulting in a paradigm shift in the technology services industry and are creating a demand for service providers that possess a deep understanding of how to build the new way of being digital, taking into account the following emerging technologies and related market trends:

Tech Trends

•	Artificial Intelligence: AI encompasses a set of technologies that have advanced exponentially in recent years, blurring the line between fantasy and reality and creating an unparalleled market opportunity for whoever can bring the technology to eager consumers. These technologies include big data and fast data, speech recognition, natural language generation and processing, deep learning, machine learning, robotic process automation and biometrics.
•	Security: In the last few years, security breaches have become more high profile, pushing all industries to improve their security programs and become more transparent. Healthcare, finance and enterprise-related data are included on all types of devices and, consequently, a concrete cybersecurity framework that protects all the touch points is needed. Enterprises must be ready with a ransomware deflection plan and should be transparent and upfront with any data breach.
•	Virtual Reality and Augmented Reality: Experiences will be expanded from visual and sound to include more sensors, such as touch and smell. These technologies now exist and will continue to be used by more industries, ranging from entertainment to healthcare.
•	Blockchain technology: A blockchain is a distributed database in which information is listed sequentially in "blocks." This helps prevent the tampering of data and promises increased trust and less business friction by offering transparent access to the chain. Several industries including gaming, music distribution, title registry, and identity verification, are already starting to leverage this technology in initiatives that are likely to launch during 2018.
•	Cloud computing: Cloud computing is a model for consuming and delivering business and consumer products and services, using Internet-based computing, storage and connectivity technology to house content distributed to an increasing variety of devices. This trend foster the development of new applications and devices that can access cloud-based software.

Market Trends

•	Future of Organization: Companies depend on their ability to recruit the right talent and empower employees, which can be accomplished through efficient human resource planning and technological enablement. Companies are striving to fix poor employee experiences by developing new processes from the principles of creating customer experiences.
•	Omnirelevant experiences: Focusing on relevance and quality of user interaction over quantity of touch points is at the heart of an effective digital strategy for companies. This requires consumer-centric thinking from the outset. It means being aware of the moments that impact customers and taking action throughout their digital journey while, taking into consideration five key elements: harmony, familiar security, contextual content, sensory and surprise.

•	Personalization of products, services and content: Consumers are interested in having trusting relationships with brands, and these relationships require emotional intimacy at every step of the journey. Personalization of products, services and content substantially depends on accurately capturing and reading micro moments of users. User interface and design experimenters are introducing customized interface and persona-mapped user journeys that will shape the user's experience based on his or her mood and emotions by using brainwave biometrics, and other sensory receptions, such as gaze and hand gestures. These inputs will guide the user's interaction with dynamic content and navigate the journey of using an application.
•	Automation: Automation continues to surge as many industries create technology to handle repetitive tasks. This is affecting traditional production tasks as well as digital ones such as for marketing and analysis purposes. For example, the use of machine learning allows for anomalies to be detected without the need of human intervention. Companies will continue to find ways to improve efficiency by automating their processes.
•	Consumerization of Information Technology: This process increases as consumers continue to adopt emerging technologies into their personal lives, and come to expect the same experience, communication and features from business applications. Employees and enterprises are leveraging tools that originated in the consumer world to communicate, collaborate and share knowledge in the workplace, as well as with clients.
•	Chat and business bots: These software programs include AI components to interact with people over messaging apps. They have been used for practical purposes such as customer service or information acquisition, but businesses are beginning to see that they can be leveraged to incite conversations that deliver personalized and meaningful content to their customers at scale.

Our Approach

We create software designed to appeal to, and connect emotionally with, consumers. We focus on bringing engineering, innovation and design to scale. We assist our clients in transforming their businesses into digital.

We utilize an ecosystem designed to foster creative engineering and successful digital transformations, together with a drive to accompany our clients as they Stay Relevant within their industries through research and events.

The four key components of our ecosystem are: our Studios; our Services over Platforms division; our Agile Pods Methodology; and, our Stay Relevant approach.

Studios:

We believe that our Studio model is an effective way of organizing our company into smaller operating units, fostering creativity and innovation while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies. Each of our Studios has specific domain knowledge and delivers tailored solutions focused on specific technology challenges. This method of delivery is the core of our services offering and our success. We group them in three different categories: Strategic (these studios are key to shaping our clients' business strategy; they help ensure that organizations are relevant and sustainable); Specialty (studios that power digital transformations and create quality digital products with innovative technologies and emerging trends); Foundation (the engine that allows us to meet scale and provides efficiency and quality to our clients' digital transformations).

Service Over Platforms:

Our experience building software products allows us to develop a set of platforms designed to help create Digital Journeys in an agile and innovative manner. These products have the flexibility to adapt to our clients' needs as we provide microservices to complement them.

Within our Services over Platforms, we provide specific platforms as a starting point, and then customize them to the specific need of the customers using our services force. We price this service in the same way SaaS companies do: cost per transaction, cost per user or cost per month according to each platform.

Agile Pods Methodology:

We have created a software product design and development model, known as Agile Pods. This model aligns business and technology teams and is driven by a culture of self-regulated teamwork and collaboration across skills, partners and country borders.

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

In addition, savings are delivered to clients due to sustained productivity boosts as the Agile Pods begin to operate at a higher maturity level. We ensure consistency, accountability and replicability by having Agile Pods follow a well defined set of maturity criteria. Maturity models describe levels of growth and development as follows: Maturity, Quality, Velocity, and Autonomy. Each level acts as a foundation for the next and lays out a path for learning and growth. As Agile Pods evolve from one level to the next, they are equipped with the understanding and tools to accomplish goals more effectively.

Associated metrics guide improvement efforts and generate quantitative and qualitative insights to inform iterative design and planning decisions.

Stay Relevant

We work to provide helpful information and initiatives to understand our customers' environment, competitors and user behavior. Our thought leaders help our customers stay relevant within their industries by creating and publishing research, organizing SME gatherings, and participating in webinars and conferences, among other initiatives. Our mission is to provide valuable insights to help organizations create their customers' journeys, experiences, and to foster emotional connections with the audience.

Culture

Our culture is the foundation that supports and facilitates our distinctive approach. It can be best described as entrepreneurial, flexible, sustainable and team-oriented, and is built on three main motivational pillars and six core values.

Our motivational pillars are: Autonomy, Mastery and Purpose. Through Autonomy, we empower Globers to take ownership of their client projects, professional development and careers. Mastery is about constant improvement, aiming for excellence and exceeding expectations. Finally, we believe that only by sharing a common Purpose we will build a company for the long-term that breaks from the status quo, is recognized as a leader in the delivery of innovative software solutions and creates value for our stakeholders.

Globant's core values are:

•	Act Ethically – In our view, the achievement of professional excellence requires high ethical standards. We believe in doing business in an ethical manner and know our achievements go hand-in-hand with the responsibility to improve our society.

•	Think Big – We believe that we can build a world-class company that provides Globers with a global career path. Our work is based on constant challenges and growth.

•	Constantly Innovate – We seek to innovate in order to break paradigms.

•	Aim for Excellence in Your Work – We know that problems we face now will reappear in future projects so we try to solve the obstacles that affect us today.

•	Be a Team Player – We encourage Globers to get to know their colleagues and to support one another. Together, we are going to improve our profession, company and countries. We operate as one team whether it's solving a problem or celebrating excellent results. We also all have the right to be heard and respected.

•	Have Fun – As Globers, we believe in finding pleasure in our daily tasks, creating a pleasant work atmosphere and building friendships among colleagues.

Consistent with our motivational pillars and core values, we have designed our workspaces to be enjoyable and stimulating spaces that are conducive to social and professional interaction. Our delivery centers include, among others, brainstorming rooms, music rooms and ''chill-out'' rooms. We also organize activities throughout the year, such as sports tournaments, outings, celebrations, and other events that help foster our culture. We believe that our work environment fosters creativity, innovation and collaborative thinking, as well as enables Globers to tap into their intrinsic motivation for the benefit of our company and our clients.

Innovation

As fundamental values of our day-to-day, innovation and creativity are not managed from a specific area. Instead, these values are emphasized throughout our company.

In our view, it is critical that each and every one of our Globers be an innovator. In addition to offering a flexible and collaborative work environment, we also actively seek to build the capabilities required to sustain innovation through several ongoing processes and initiatives including: iFactor (our innovation program), design thinking workshops (internally and with customers), Think Big Sessions (open technology talks) and Globant Labs (a space where our Globers can ideate and develop their own projects).

Sustainability

We believe that sustainable development of our organization is critical in order to enhance our competitive position in building the new way of being digital. In other words, we look forward to social and environmental results, in addition to financial metrics.

For this reason, besides working internally with Globers, we focus on community involvement, interacting with society and committing ourselves to meet their needs. Three pillars drive our commitment: education for job placement, technology for the community and entrepreneurship promotion.

Entrepreneurship

Globant was created as a start up. It was built by entrepreneurs and, over the years, many Globers have made a difference by creating and dreaming big with us. Entrepreneurship is the inner force that moves us to build digital journeys that matter to millions of users. We encourage Globers to dream and create more meaningful and rewarding experiences for our customers. To empower that vision:

•	We created the iFactor Program, which is an internal contest and a way of looking for new approaches and original ideas to add value for us and our customers through innovation, scalability and commercial viability.
•	We support startups and entrepreneurs around the world mentoring and empowering them to scale.

Competitive Strengths

We believe the following strengths differentiate Globant and create the foundation for continued rapid growth in revenues and profitability:

Ability to build the new way of being digital

Over the past several years, new technologies have emerged to revolutionize the way end-users interact with technology and reshape businesses and competitive landscapes for organizations.

We create software designed to appeal to, and connect emotionally with, consumers. We focus on bringing engineering, innovation and design to scale. We assist our clients in transforming their businesses into digital.

We believe that we are at the forefront of one of the most radical and profound changes since we experienced the mobile and digital transformation that started with the smartphones 10 years ago: the AI revolution. AI and machine learning ("ML") capabilities have advanced exponentially in recent years, blurring the line between fantasy and reality, and creating an unparalleled market opportunity for whoever can deliver the technology to eager consumers.

Like many radical transformations in the past, AI is poised to be a disruptive force in the near future. Although AI has been available for decades, it has recently matured due to technological advancements that have driven innovation in many industries and accelerated investment in AI.

Today's users move quickly and are keen to interact with their digital ecosystem anywhere and anytime, in a fast, seamless and personalized way that will simplify their lives. We are experiencing an abundance of demand for more intelligent and human-like behavior and technology, and we believe that we have concrete ways to fill that demand.

Deep domain expertise in emerging technologies and related market trends

We have developed strong core competencies in emerging technologies and practices such as artificial intelligence, mobility, big data, wearables, internet of things, security, digital content and cloud computing. We have a deep understanding of market trends, including the focus on omnirelevant experiences, automation of processes, user experience, personalization, Cognitive Computing and open collaboration. Our areas of expertise are organized in Studios, which we believe provide us with a strong competitive advantage and allow us to leverage prior experiences to deliver superior software solutions to clients.

Long-term relationships with blue chip clients

We have built a roster of blue chip clients such as Google, Electronic Arts, Southwest Airlines Co. and Walt Disney Parks and Resorts Online, many of which themselves are at the forefront of emerging technologies. In particular, we have been working with Disney and Electronic Arts for more than eight and ten years, respectively. We believe that our success in developing these client relationships reflects the innovative and high value-added services that we provide along with our ability to positively impact our clients' business. Our relationships with these enterprises provides us with an opportunity to access large IT, research and development and marketing budgets. These relationships have driven our growth and have enabled us to engage with new clients.

Global delivery with access to deep talent pool

As of December 31, 2017, we provided our services through a network of 37 offices in 30 cities throughout twelve countries. Our delivery locations are in United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (México City), India (Pune and Bangalore), Spain (Madrid) and United Kingdom (London). We also have client management locations in the United States (San Francisco, New York, Boston and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). The main administrative offices of our principal subsidiary (which also include a delivery center) are located in Buenos Aires. Our principal executive office is located in Luxembourg. All of our facilities (with the exceptions of Tucumán and Bahía Blanca) are leased. We also have two offices under construction in Buenos Aires and La Plata.

Latin America has an abundant talent pool of individuals skilled in IT. Over 315,000 engineering and technology students have graduated annually from 2011 – 2015 from universities in Latin America and the Caribbean region according to The Science and Technology Indicator Network (Red de Indicadores de Ciencia y Tecnología), a research organization that tracks science and technology indicators in the region. Latin America's talent pool (including Mexico, Brazil, Argentina, Colombia and Uruguay) is composed of approximately 1,000,000 professionals according to SmartPlanet and NearshoreAmericas. Our highly skilled Globers come from leading universities in the regions where our delivery centers are located. Among our surveyed Globers, approximately 95.0% have obtained a university degree or are enrolled in a university while they are employed by our company, approximately 3.2% have obtained a graduate level degree, and many have specialized industry credentials or licensing, including in Systems Engineering, Electronic Engineering, Computer Science, Information Systems Administration, Business Administration and Graphic and Web Design. Our time zone and cultural similarity have helped us build solid relationships with our clients in the United States and Europe and differentiate us on projects that require a high degree of client collaboration.

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

Highly experienced management team

Our management team is comprised of seasoned industry professionals with global experience. Our management sets the vision and strategic direction for Globant and drives our growth and entrepreneurial culture. On average, the members of our senior management team have 19 years of experience in the technology industry giving them a comprehensive understanding of the industry as well as insight into emerging technologies and practices and opportunities for strategic expansion.

Strategy

We seek to be a leading provider of software that appeals and connects emotionally with millions of consumers. The key elements of our strategy for achieving this objective are as follows:

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

Selectively pursue strategic acquisitions

Building on our track record of successfully acquiring and integrating complementary companies, we will continue to selectively pursue strategic acquisition opportunities that deepen our relationship with key clients, extend our technology capabilities, broaden our service offerings and expand the geographic footprint of our delivery centers, including beyond Latin America, in order to enhance our ability to serve our clients. Our acquisitions of Ratio and PointSource in the first and second quarter of 2017, respectively, illustrate our commitment to this strategy.

Our Services

We utilize an ecosystem designed to foster creative engineering and successful digital transformations, together with a drive to accompany our clients as they Stay Relevant within their industries through research and events.

The four key components of our ecosystem are: our Studios; our Services over Platforms division; our Agile Pods Methodology; and, our Stay Relevant approach.

Studios: Our Studios are deep pockets of expertise designed to foster creativity and innovation by focusing on a specific domain of knowledge.

Services Over Platforms: Our experience building software products allows to develop a set of platforms designed to help create Digital Journeys in an agile and innovative manner. These products have the flexibility to adapt to our clients' needs as we provide microservices to compliment them.

Agile Pods: Agile Pods are cross-functional and multidisciplinary teams that bring together design and engineering in order to deliver the right products. Agile Pods are measured according to four variables: innovation, velocity, quality, and autonomy. We encourage pods to mature over time to become more aligned with our customers' needs.

Stay Relevant: We work to provide helpful information and initiatives to understand our customers' environment, competitors and user behavior.

Studios

Our Studio model is an effective way of organizing our company into smaller operating units, fostering creativity and innovation while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies. Each of the our Studios has specific domain knowledge and delivers tailored solutions focused on specific technology challenges.

Our Studios represent the core of our service offerings and our success. We group them in three different categories:

•	Strategic: These studios are key to shaping our clients' business strategy. They help ensure that organizations are relevant and sustainable.

•	Specialty: Studios that power digital transformations and create quality digital products with innovative technologies and emerging trends.

•	Foundation: The engine that allows us to meet scale and provides efficiency and quality to our clients' digital transformations.

Our set of strategic studios includes the following:

Artificial Intelligence: Enabling the future today

We strive to enable the future today with state-of-the-art techniques, including deep learning, other neural networks and traditional ML approaches, coupled with the increased capacity of machines to understand complex patterns out of data.

The portfolio of services we provide through the Studio includes:

•	Machine Learning: We build solutions powered by ML using traditional approaches (regressions, decision trees, HMM, SVM) and new deep learning methods. Our focus still relies on a human centric design and, therefore, we apply ML to adapt the Journey to create a seamless and emotionally-engaged experience. We utilize ML to provide an as-good-as-a-human decision process (contextual, adaptive) to delegate low-value-added decisions or alert when a critical decision is needed.

•	Pattern Recognition: We leverage the power of signal processing (video, images, audio, text or any other type of data), to recognize and understand patterns. New opportunities are flourishing from the availability of volumes of new data in different forms; together with computer power and new algorithms.

•	Natural Language Understanding: Natural Language Understanding ("NLU") enables a computer to understand and generate natural language (either typed or spoken). We develop software with NLU capabilities to explore new ways of emotional engagement. We enable users to address software, through different devices, as though the user was addressing another person. Our software applies computational techniques in order to understand the syntax and semantics of language.

Future of Organizations: Making organizations come alive

The Future of Organizations Studio focuses on helping companies with their internal digital transformation and digital corporate culture. The goal of this Studio is to ensure our customers' success by engaging employees and considering them to be one of the most important stakeholders of the organization.

Platforms and apps that integrate and act as the operating system for the organization of the future. We help organizations with their digital transformation, enabling them to manage their culture effectively, engaging their employees from day one to ensure success.

Consultancy: Humanizing Technology

Through our Consultancy Studio, we seek to enable our clients to move quickly and confidently from strategy to execution phases while enhancing their overall returns.

The portfolio of services we provide through our Consultancy Studio includes:

•	Customer Insight: We use qualitative and quantitative studies into needs, wants, expectations and ideals to predict future customer states, allowing clients to make smarter strategic decisions. Services include co-insight sessions, lab based, ethnographic, surveys, forms, behavioral tracking and trend analysis and large scale quantitative studies.
•	Behavioral Change: Understand and influence user behavior, through the science of collaboration, research and insight to drive process-oriented human, environmental and systems change. From channel shift for transport to crime reduction for civic services and smarter health care, our clients are changing the world for the better.
•	Product Innovation: Customer-centered rapid evaluation and enhancement of new propositions and existing products through an agile design and iteration process: heuristic evaluation, concepting and story-boarding, low and high-fidelity prototyping, lab and guerilla testing. All run with customer and client collaboration sessions, on-site or off-site.
•	Design Thinking: A way to enable stakeholders to 'think like a customer' and collaboratively develop a shared vision of the ideal future state for the business and customer: co-discovery and co-design, empathy mapping, experience/journey mapping, lego serious play, vision setting.

Product Acceleration: Delivering best-in-class digital products

Our Product Acceleration Studio utilizes modern product management techniques to ensure products solve the right problems, meet user expectations, and achieve business value.

The portfolio of services we provide through our Product Acceleration Studio includes:

•	Product Management Discovery: We create a bridge between initial product briefs and actionable implementation plans. Product Managers help companies discover core user problems, define effective solutions, implement product development practices, establish product organizations, evolve product governance and define go-to-market strategies.
•	Product Management Delivery: Fully engaged product owners who are able to create epics and stories, collaborate with designers and engineers, help teams prioritize work, and evaluate team performance against business value in an agile way.
•	Product Coaching: Product management coaches help companies establish people-centric product development practices, including skills training, organizational consulting and team definition.

Process Automation: Efficiency driven by technology

Our Process Automation Studio delivers solutions that enable our clients to be more efficient, innovative and agile.

Companies strive to enhance their efficiency as they grow and competition increases. Our goal is to provide solutions that improve productivity, create competitive advantages, foster innovation and provide agility. We work to establish quick wins that are refined using an iterative approach to deliver more value on each cycle while optimizing throughput.

The portfolio of services we provide through our Process Automation Studio includes:

•	Process Appraisal: An in-depth analysis of the processes is done so that they can be valued and prioritized to outline the best automation strategy. In order to have quick wins that deliver actual value to the business we do a joint work with our clients to define measurable criteria that support the decision on where to start and the set of technologies to use and be successful.

•	Automated Solutions: Process automation is not just selecting a single tool in the market and automate a flow but rather a conscious analysis of the set of technologies to be used understanding the context on which they will run. Our extensive knowledge of technologies allow us to define the appropriate architecture considering infrastructure and automation needs, while leveraging AI and data scraping techniques among more traditional solutions.
•	Process Evolution: Monitoring and governance of automated process is key to improving efficiency. Through the definition of the appropriate set of metrics and tools, we control the operation identifying bottleneck areas and optimize performance, as well as including new processes to automation strategy.

Agile Delivery: Aligning stakeholders and methodologies to meet business goals.

Digital Transformation programs require alignment from the strategic, tactic and support levels as a crucial factor to their success. As a backbone to these programs, leaders are expected to steer engagement, innovation, effectiveness and commitment from the teams while achieving predictability in terms of timeframe, budget and quality. We create sustainable operations designed to scale and guarantee the lowest cost of ownership.

The portfolio of services we provide through our Agile Delivery Studio includes:

•	Delivery Management: We deliver high value solutions by steering teams into a continuous improvement approach to product development. We set clear and common goals to achieve outstanding results within budgets, with scalable and sustainable operations.
•	Agile Consultancy: We educate, mentor and enable organizations to capitalize on the principles and competencies found in paradigms such as Agile, Systems Thinking, Lean and others. We support the transition and journey until it reaches a point of self-sustainability.
•	Management Consulting: We provide consulting services related to processes, quality and performance indicators. We provide visibility for effective decision making process and PMO Development service for our clients. Our design process is intended to contribute to operational goals.

The specialty studios include the following:

UX Design: Designing relevant experiences

Our UX Design Studio focuses on delivering quality, design, strategy, and production to address worldwide digital challenges. Our designs are based on observations of consumer behavior and market trends. Our goal is to create concrete and relevant solutions that appeal to both users and businesses.

The portfolio of services we provide through our UX Design Studio includes:

•	User Experience: By identifying verbal and non-verbal stumbling blocks, we refine and iterate to create an exceptional user experience. From user research and usability analysis to interactive design, we enhance interactions, information architecture, usability and persuasion. We help our clients inspire their communities, foster adoption and drive conversion results.
•	Visual Design: We utilize an insightful and conceptual approach to create and execute designs. We develop visual elements of an interphase and implement a brand personality into the interaction design. We establish relationships with the users by creating emotional interfaces and brands based on deep analyses of end-users and market trends. In much the same way that a piece of art appeals to the human eye, we strive to visually and emotionally engage users.

•	Service Design: Service design involves the activity of mapping, prototyping and planning cutting-edge product-service systems and how the actors should interact to bring those omni-relevant experiences to market. From strategic and operations management to business design, we apply a holistic approach to understand, create and orchestrate strategic scenarios, working in collaboration with multidisciplinary teams. Our service designers co-design with clients and customers translating research insights into actionable plans and viable opportunities for growth.
•	Industrial Design: Modern style and design must go hand in hand with technology, particularly at a time when consumers have high standards in terms of the quality of functional and non functional features. Our practice is focused on creating beautiful and natural designs that feed all the senses. For many years screens have had all the design focus, but with the introduction of haptics and other feedback mechanisms, it's key to consider the rest of the senses in the product or experience design.

Mobile: Enabling mobility everywhere

Whether our clients need to build a new product, mobilize an existing product or maintain an existing solution, which can be native, hybrid or built through cross-compilers, our Mobile Studio is experienced on the latest tools and frameworks to help you reach your business goals. Leveraging on our experience from our Agile Pods Methodology, cross-industries knowledge, and a combination of state-of-the-art and traditional user interface tactics, we add value when creating or improving our clients' mobile strategy.

The portfolio of services we provide through our Mobile Studio includes:

•	Mobile Engineering: We build mobile applications for the most common platforms. We develop through a native approach, utilizing the most recent operating system updates and device capabilities for iOS and Android or, we develop through a hybrid or cross-compiler approach maximizing code reuse. We are technology-agnostic and recommend the best approach for our clients' business needs. We've built over 300 mobile products for iPhone, iPad, Apple TV, Apple Watch, Android smartphones, Android tablets and Android wearable devices.
•	Fast Prototyping: Our SWAT team can build a working prototype to quickly validate our clients' business ideas or jumpstart their projects to a scalable solution. We utlize proven base tech stalk and platforms to minimizing coding.
•	Mobile & Product Strategy: We assist our clients in a variety of situations to further mature their mobile strategy. Some of our clients have no experience in building mobile applications, while others have multiple products without development standards or need assistance scaling their teams. Based on our experience working with over 100 organizations, from startups to Fortune 500 companies, we developed our consultancy framework to assess each organization's maturity and provide solutions to deliver mobile solutions.

Gaming: Engaging through play

Our Gaming Studio specializes in the design and development of world-class games and digital platforms, which work across console, pc, web, social and mobile channels.

We enable our clients to leverage game mechanics by helping them develop a vision and execute an idea through production, launch and operation. We believe that our expertise and experience with some of the most recognized companies in the gaming industry enables us to add value to our customers' businesses. We utilize our experience, creative talent, well-established technology frameworks and processes to scale and foster innovation.

The portfolio of services we provide through our Gaming Studio includes:

•	Game Engineering: We streamline the development process creating feature-rich products around the core intellectual property of our clients. We co-develop AAA games working directly for world-class video game developers.
•	Game Experience: Our Gaming Studio is capable of creating all components of a gamified experience. For example, we can create a complete video-game or apply gamification techniques to a current product, combining game design with user experience to provide experiences across multiple platforms. We seek to engage users and achieve business goals through fun and play.
•	Digital Platform Services: We create and expand centralized platforms for cross-platform development. A digital platform consists of a coherent technical offer to access a universe of distant, interactive or non-interactive services which can be broadcasted or supplied on-line.
•	Virtual & Augmented Reality: Virtual reality extends beyond gaming and entertainment. In the near future, we expect it to become omnipresent and a critical component of IT. Augmented reality allows a user to expand his or her mind beyond reality, displaying information in the user's field of view where the real and virtual worlds are tightly coupled. Our Gaming Studio provides ideation sessions, customer engagements, market reach and content creation to bring the next generation of technology to our clients' businesses.
•	Graphics Engineering: We provide services to develop products and tools to bring artists' designs to life. This includes animation, lighting, shading, visualization tools and rendering.
•	3D & 2D Art: We focus on creating high-end game art for AAA productions. We monitor the latest technical and artistic pipelines as well as the latest art techniques in order to stay relevant to current industry standards. We provide character and environment art, from the conception stage to the final game ready asset.
•	e-Sports: We provide an interactive and engaging experience for target audiences. Whether it's virtual reality, second screen or main screen, we combine our engineering, product design and community management solutions to help our clients increase spectators and connect observers and players.

BigData: Turning data into insights

In our Big Data Studio, our mission is to empower our clients with a competitive advantage by unlocking the true value of data to create meaningful, actionable and timely business insights.

We break down internal data silos that have different data structures, velocities and volumes, and enrich that data with external sources, creating a scalable Enterprise Data Platform, democratizing the data and fostering organizational changes towards a data-driven culture. Our Data Engineers combine data, business processes, and state-of-the-art IT tools and algorithms that enable businesses to engage in a deeper, interactive and more meaningful conversation with their data, using visual discovery techniques to reveal hidden patterns and trends and obtain relevant and useful business insights for decision-making purposes.

The portfolio of services we provide through our Big Data Studio includes:

•	Data Architecture: With the widespread usage of devices and the virialization of social networks, massive volumes of digital data are available. Companies want to extract valuable conclusions about their businesses by cross-referencing data with traditional and innovative unstructured sources. We offer business-aware real-time analytics and enterprise information management services, which include traditional data warehousing using relational database management systems and next-generation non-relational and distributed database management technology.
•	Data Science: We utilize mathematical and statistical tools of data science to help our clients "fill the gap" between what they know from their data, and what they would like to know if additional data were available. This includes predictions, optimizations and classifications.
•	Distributed Platforms: We partner with our clients in successfully executing highly complex strategic software projects, optimizing their architecture design and identifying potential bottlenecks early in the process. We give special attention to factors such as adaptability when user base increases or information volume grows, maintainability along time, providing dynamically scalable software architectures, enforcing data security from the ground up, and ensuring transactions are processed within required timeframes to avoid revenue loss.

•	Data Integration: Creating a scalable Enterprise Data Refinery that can pull and consolidate massives amounts of data from heterogeneous systems is not an easy task. We provide development services over multiple tools, languages and platforms in order to create data pipelines and workflows with high standards of availability, performance and security that will pull, cleanse, enrich and consolidate your company's data.
•	Data Visualization: Well-designed data visualization and dashboards extend beyond current status and indicators, and synthesize complex sets of data into key views, charts and graphs, revealing results in ways that common tools and spreadsheets cannot. The functionality to drill data down and to integrate the view with statistics and business intelligence tools, further the end users' ability to glean insights from masses of numbers. We enable users to engage in an interactive and more relevant conversation with their data, allowing users to explore the unknown, navigate the data and discover hidden patterns and trends on their own.
•	Blockchain: With Blockchain technologies, we focus on helping our customers resolve trust related problems and inefficiencies. We provide research and development services over multiple blockchains (Ethereum, Bitcoin, Hyperledger, etc.) and also over several decentralized storage systems. We are focused on understanding the customer's business and finding how a blockchain can be leveraged to solve a problem.

Internet of Things: Connecting the physical world

Our Internet of Things Studio offers technology solutions for the current device ecosystem and additional applications for the internet of things.

We help our customers develop their new product ideas and gather information about behavior, activities and sensor-collected data, and then process all the information to develop new services.

The portfolio of services we provide through the Studio includes:

•	IOT Experiences: Our experience in development and open source tools position us with the experience needed to handle new digital connected journeys based on current technology. Our engineers are ready to integrate the next generation of devices.
•	Platforms: Our platforms provide interaction and feedback to and from devices and highly scalable platforms and real time analysis to respond to different scenarios. All of the data produced by wearables and IoT enabled devices can be collected, stored and processed on the appropriate data platform. This enables our customers to extract valuable knowledge and insights by applying the right Big Data strategy and enabling intelligent interactions.
•	Hardware integration: We assist customers wtih the connection between sensors and backend services through devices or hardware. Our team can handle different approaches ranging from custom made hardware to integration with third party providers.
•	IoT Consultancy: We help our clients by researching, consulting and advising based in our core expertise in product engineering and digital transformation.

Digital Content: Managing scalable content

Our Digital Content Studio focuses on developing digital online strategies through the creation of original and customized products and solutions.

We want to empower our clients' businesses by taking care of the complete life-cycle of a digital strategy, from development of user-friendly and appealing content management systems, to the complete go-to-market digital promotion. We also want to work with our clients to develop digital marketing campaigns, learning solutions, content strategies and engaging audiovisual content that supports their goals.

The portfolio of services we provide through the Studio includes:

•	Content Management Systems: We help our clients deliver an excellent digital experience through the use of platforms. We understand that our clients' content must reach to the right people on the right devices at the right times.
•	E-Learning: Through our expertise in innovation, state-of-the-art technology and educational content production we deliver engaging experiences to enhance the process of learning.
•	Digital Marketing: We provide services to develop digital online strategies focusing on empowering our clients' businesses by creating and implementing original and customized online marketing solutions.
•	Video Content Production: We are able to bring ideas to life by creating amazing videos for business and brands, combining agility and quality to help our clients achieve their goals.
•	OTT: We are experts in helping customers monetize video through the design, development, launch, and management of video applications across a myriad of consumer devices and platforms. Billions of videos have been played through the experiences we've launched.

Lastly, our foundation studios include:

Cloud Ops: Delivering products faster

Our Cloud Ops Studio combines some of the leading cloud technologies, continuous integration and continuous delivery practices with our capabilities to facilitate new and more efficient ways of doing business.

Cloud and Dev Ops are independent but mutually reinforcing strategies for delivering business value. Cloud and Dev Ops evolved in response to three fundamental transformations. First, we are transitioning from a product economy to a service economy. Second, the business environment demands that companies shift their focus from stability and efficiency to agility and innovation. They need to increase delivery frequency and continue their service evolution. Third, the digital dimension is filling the physical dimension.

The portfolio of services we provide through our Cloud Ops Studio includes:

•	Cloud: From roadmap definition to managed services, we can support our clients' cloud journey. Working with cloud platforms since 2009, we developed the expertise and framework to deliver consultancy services for cloud adoption strategy, application transformation, disaster recovery definition and ongoing support. Our main goal is enabling IT agility with pragmatism that is fully aligned with each client's core business leveraging Amazon Web Services, Microsoft Azure, Google Compute Platform and OpenStack (including, IaaS, Containers, Serverless technologies among others).
•	Devops: We utilize Dev Ops in our clients' development cycles to enable continuous integration and continuous deployment of their products, allowing production updates several times a day rather than once every few months. This practice also allows improvements in the overall product cycle as it accelerates acceptance testing, and enables business owners to see what the teams are producing in real time, delivering new products and features with a faster time to market.
•	Cloud Native Patrol: Our Cloud Native Patrol assists our clients to accelerate and support complex cloud native projects. The cloud ecosystem is becoming very complex, and cloud providers continue to innovate by adding new tools while enriching existing ones. The same is happening with the whole cloud native landscape (orchestration, service discovery, containers, automation, configuration management, observability, PaaS). Cloud Native Patrol addresses the challenges of supporting the complete ecosystem.

Quality Engineering: Enabling quality everywhere

The success of our clients' businesses is directly tied to the quality of complex and highly integrated software. Our clients' software drives opportunities, but it also exposes them to new risks. We believe that only a high quality product has a chance of succeeding in today's market.

Our Quality Engineering Studio focuses on reducing our clients' business risks. We provide a comprehensive suite of innovative and robust testing services that ensure high-quality products to meet the needs of demanding, technology-avid users. Cutting edge quality strategies increase test efficiency, decrease time to market and reduce the risks inherent in producing challenging digital journeys.

Our "round the clock" approach leverages the close-knit nature of quality assurance across geographies and time-zones to achieve continuous testing. This approach aligns with build schedules to utilize the onshore, nearshore and offshore teams to their maximum potential.

The portfolio of services we provide through our Quality Engineering Studio includes:

•	Functional Testing: We offer comprehensive quality assurance services to ensure that the final system/service delivered to our clients meets and exceeds their business requirements. Our quality control analysts are involved in the software development process from the start of each project, helping clients identify the needs of their audience and prepare for accurate targeting suitability of the products we will be creating together.
•	Load & Performance Testing: Measuring and assessing the performance of widely used global sites and applications is a technically challenging and multidisciplinary effort. A comprehensive test strategy needs to consider a broad, real life scenario and needs to analyze each product as it will ultimately run. Validations include responsiveness, throughput, scalability, reliability and resource usage. Our practice includes stress testing, load testing and performance testing.
•	Mobile Testing: Supporting multiple devices and platforms, and planning for production monitoring approaches, is necessary to achieve end-to-end quality. We utilize compatibility testing, responsive design testing, test automation and acceptance testing among other practices.
•	Test Automation: We have deep expertise in providing test automation services and developing test automation solutions and frameworks. We believe test automation is a key testing practice to increase test efficiency, reduce time to market and limit human error inherent with manual testing. Test automation is preparing to efficiently handle future requests through smoke testing, regression testing, integration testing, services testing and other automated processes.

UI Engineering: Building Digital products

We specialize in building the next generation of User Interface ("UI") digital products leveraging the latest technologies and architectures, multi-device techniques, big-scale applications, component based systems, intelligent user interfaces and the latest trends in user experience.

By providing a set of UI practices and technologies, we create engaging products through interactive interfaces across multiple channels and devices, independent of platforms and delivering the same experience in a frictionless way. Those interfaces are aware of users, from context to context, device to device and act proactively to make the experience simpler, leaner, faster and suggesting new behaviors based on interactions. We deliver leading digital products for users, makings use of tools, frameworks and components, providing a single architecture and codebase with the right functionality in any platform.

The portfolio of services we provide through the Studio is focused on the integrated delivery of:

•	Large Scale Web Applications: Omnichannel solutions are needed to power digital transformations. This is done by building responsive and scalable web applications following different approaches, from single page applications to server side rendered applications with a loosely coupled, modular, component based architecture, mobile-first and SEO friendly techniques among other best practices.
•	Hybrid & Cross-Compiled Development: We create downloadable applications using cutting-edge technologies with access to hardware features that run in multiple native platforms using a combination of JavaScript frameworks. This allow companies to face omni-channel challenges by using hybrid strategies giving support to mobile devices, kiosks, POS, and others, through a single codebase.

•	Accessibility: Accessibility considerations need to be built into the everyday practices across the full web product life-cycle from conception and specification through development and delivery. We have the required expertise to develop an accessibility compliant application according to applicable regulations.

Scalable Platforms: Supporting reliable products

Scalable Platforms have become extremely important in today's digitally connected environment. We provide the architectural base to accelerate omni-channel strategies, improve internal processes and build consistent cross-channel customer experiences to support reliable products.

To enable digital products through a robust architecture, we apply our best practices and patterns on the design of a back-end ecosystem, which allows our clients to accelerate their businesses in an agile way. We have broad experience providing back-end solutions that support scalability, security, availability, performance, quality and high adaptability to internal and external integrations. We focus on complex architecture modeling, microservices and API management strategies to accelerate the digital transformation by providing capabilities that businesses need in order to bring systems together, secure integrations, deliver improved customer experiences and capitalize on new opportunities.

The portfolio of services we provide through the Studio is focused on the integrated delivery of:

•	API Management: In a world where multiple channels are facing different solutions in terms of communications, APIs are powering digital transformations and orchestrating across these channels in terms of technologies and industries. We help enterprises embrace an API-centric approach to grow their digital businesses and seamless experiences.
•	Microservices: We evolve monolithic architectures to a new architectural style that structures an application as a collection of loosely coupled services, organized around business capabilities. The microservices architecture enables the continuous delivery/deployment of large, complex applications. It also empowers organizations to evolve its technology stack fostering an evolutionary model to be ready for new innovative challenges in the future.
•	Complex Architecture Modeling: To manage these complex product intricacies in an agile manner, we apply our extensive experience working with best practices, methodologies and techniques, such as domain driven design, hexagonal, onion, reactive architectures and continuous delivery to handle business complexity.

Continuous Evolution: Making evolution happen

The Continuous Evolution Studio focuses on evolving existing applications and helping our clients to improve the value of their software over time by aligning business needs with a mix of traditional techniques and new market trends.

Every piece of software built meets a business need for which it was intended, but those needs are not static. Software evolution is a key to improving value over time, and having the right partner will pave the way to achieving success. As new trends and technologies arise, customer behavior changes and market needs must quickly adapt. We retrofit innovation into existing products in order to create continuous engagement among users. We provide a new experience with multidisciplinary teams specialized in software evolution and world-class operations designed to support any kind of application after implementation is complete. Our teams ensure quality and efficiency while bringing innovation, optimization, performance improvement, and constant evolution to their products.

The portfolio of services we provide through the Studio includes:

•	Software Archaeology: Taking over of a product that has had a long life cycle can be challenging without access to the appropriate documentation or team members. Software Archaeology is our way to take control of any software solution, in any condition, at any moment, without a long, hard or expensive process. By completing a systematic study of remaining material evidence, such as code, tests and documentation recovered, we can gain a clear understanding of the software, as well as the context with which it operates. This enables us to outline a proper plan and roadmap for the team that will work on it.

•	IT Service Management: Our experience with Information Technology Infrastructure Library ("ITIL") helps us cover a full cycle of continuous improvement by carrying out an assessment of the organization, and subsequently delivering recommendations for implementation, as well as solutions that enable supporting areas to satisfy the company's demand. Managing an internal service desk might not be optimal for most companies, we provide a single point of contact service composed by multidisciplinary teams with specialized processes based on ITIL best practices and focused on ensuring the continuity of the ongoing operation.
•	Software Evolution: Our takeover framework provides a robust set of tools and processes that our teams use in order to gain ownership of the product they will be working on. Through a detailed assessment, we are able to understand the current situation and define a roadmap to achieve a controlled execution phase. Then, we introduce new market trends, technologies and innovative solutions to existing products.

Our Studio model allows us to optimize our expertise in emerging technologies and related market trends for our clients across a variety of industries.

Services over Platforms

Our experience building software products allowed us to put together a set of platforms designed to help create Digital Journeys in an agile and innovative manner. These products have the flexibility to adapt to the client's needs as we provide microservices to complement them.

StarMeUp OS

StarMeUp OS is an operating system made up of smart applications that assist organizations with their digital transformations. The goal of this operating system is to help employees overcome inherently human limitations and create a space where they can have more meaningful interactions, generating a richer experience and empowering employees to make even more significant contributions. StarMeUp OS is comprised of five solutions:

StarMeUp: A peer-to-peer recognition platform that strengthens the corporate culture and reinforces organizational values, while providing valuable insights in real time, such as identifying positive influencers and a better view into organizational network dynamics.

BetterMe: Employees can share real-time feedback with anyone else in the organization. It provides an ongoing view of performance and continual opportunities for improvement.

BeThere: By sharing photos of significant moments and events, employees can stay connected and informed in an engaging way, no matter where they are in the world.

TakePart: More actively include employees in the organizational transformation by creating a space for them to suggest, and vote, on new ideas, that lead to more dynamic organizational changes.

BriefMe: A platform ideal for communications teams to get the most critical information to employees at the right time through strategically located screens.

Signal

It enables media companies to reach and engage customers across every screen. It allows them to manage and monetize Live and VOD content.

I AM AT

It combines social media, gaming strategies, mobile technologies, Big Data and more to augment the experiences before, during & after a touch point with the consumer. This product offers organizations the possibility to rapidly create a mobile experience for their users.

ACAMICA

In 2016, we invested in ACAMICA, an e-learning platform for global companies to run online and personalized academies and private training modules, with an emphasis on user experience and social interactions.

Our Delivery Model

As of December 31, 2017, we provided our services through a network of 37 delivery centers in 30 cities throughout twelve countries. Our delivery locations are in United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (México City), India (Pune and Bangalore), Spain (Madrid) and United Kingdom (London). We also have client management locations in the United States (San Francisco, New York, Boston and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). The main administrative offices of our principal subsidiary (which also include a delivery center) are located in Buenos Aires. Our principal executive office is located in Luxembourg. All of our facilities (with the exceptions of Tucumán and Bahía Blanca) are leased. We also have two offices under construction in Buenos Aires and La Plata. Our cultural affinity with our clients enables increased interaction that creates close client relationships, increased responsiveness and more efficient delivery of our solutions. As we grow and expand our organization, we will continue diversifying our footprint by expanding into additional locations globally.

We believe our presence in many countries creates a key competitive advantage by allowing us to benefit from the abundance of high-quality talent in the region, cultural similarities and geographic proximity to our clients.

Availability of High-Quality Talent

We believe that Latin America has emerged as an attractive geographic region from which to deliver a combination of engineering, design, and innovation capabilities for enterprises seeking to leverage emerging technologies. Latin America has an abundant skilled IT talent pool. According to the Science and Technology Indicator Network (Red de Indicadores de Ciencia y Tecnologia), over 315,000 engineering and technology students have graduated annually from 2011 – 2015 from universities in Latin America and the Caribbean region. Latin America's talent pool (including Mexico, Brazil, Argentina, Colombia and Uruguay) is composed of approximately 1,000,000 professionals according to different sources, such as SmartPlanet and Nearshore Americas. This labor pool remains relatively untapped compared to other regions such as the United States, Central and Eastern Europe and China. The region's professionals possess a breadth of skills that is optimally suited for providing technology services at competitive rates. Moreover, Argentina and Brazil have been in the top ten of the Gunn Report's Global Index of Creative Excellence in Advertising for the last 16 years. In addition, institutions of higher education in the region offer rigorous academic programs to develop professionals with technical expertise who are competitive on a global scale. Furthermore, Latin America has a significant number of individuals who speak multiple languages, including English, Spanish, Portuguese, Italian, German and French, providing a distinct advantage in delivering engineering, design and innovation services to key markets in the United States and Europe.

India offers significant graduate talent. According to the Strategic Review 2016 of The National Association of Software and Services Companies (NASSCOM), the Indian IT-BPM Industry currently employs about 3.7 million. In terms of students, more than 5 million students graduate every year, and almost 15% of these graduates are considered employable by Tier 1/Tier 2 companies.

Government Support and Incentives

Software companies with operations in Argentina benefit from the Software Promotion Law. Originally enacted in 2004 and extended in 2011 for another five years until 2019, the Software Promotion Law established a number of incentives to promote Argentine enterprises engaged in the design, development and production of software. These incentives include:

•	a ten-year fiscal stability benefit, pursuant to which a company's aggregate national tax liability will not be increased from the date it is accepted into the program until the expiration of that ten-year period;
•	a 60% reduction of a company's corporate income tax liability during each fiscal period (as applied to income from promoted software activities);
•	a non-transferable tax credit for up to 70% of certain employer-paid social security taxes made annually, which may be offset against value-added tax liabilities. In 2011, the Software Promotion Law was amended to permit the tax credit to be applied to reduce corporate income tax liability by a percentage not greater than the company's declared percentage of exports; and
•	an exclusion from any restriction on import payments related to hardware and IT components.

Since 2006, when they were notified by the Argentine government of their inclusion in the promotion regime, our Argentine operating subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., have benefited from a 60% reduction in their corporate income tax rate and a tax credit against value-added tax liability of 70% of amounts paid annually for certain social security taxes under the Software Promotion Law as originally enacted in 2004. See "— Regulatory Overview — Argentine Taxation — Software Promotion Law", "Risk Factors — Risks Related to Our Business and Industry — If the current effective income tax rate payable by us in any country in which we operate is increased or if we lose any country-specific tax benefits, then our financial condition and results of operations may be adversely affected" and "Operating and Financial Review and Prospects — Operating Results — Certain Income Statement Line Items — Income Tax Expense."

Our subsidiary in Uruguay, Sistemas Globales Uruguay S.A., which is situated in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax.

Additionally, services provided by Difier are exempted from income tax in Uruguay. The exemption applies to software development services as long as they are exported and utilized abroad.

In India, under the Special Economic Zones Act of 2005, the services provided by export-oriented companies within Special Economic Zones (each, an "SEZ") are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the company commenced the provision of services and 50% of such profits or gains for the five years thereafter. Companies must meet the conditions under Section 10AA of Income Tax Act to be eligible for the benefit.  Other tax benefits are also available for registered SEZ companies. Our Indian subsidiary is subject to corporate income tax at the rate of 34.61%, including surcharges. Our Indian subsidiary is located in an SEZ and has completed the SEZ registration process. Consequently, we expect to start applying the income tax benefit in the second half of 2018. If the Indian government changes its policies after our Indian subsidiary obtains registration in an SEZ, our business, results of operations and financial condition may be adversely affected. With the growth of our business in an SEZ, our Indian subsidiary may be required to compute its tax liability under Minimum Alternate Tax ("MAT") in future years at the current rate of approximately 21.34%, including surcharges, as its tax liability under the general tax provisions may be lower compared to the MAT liability.

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

Agile Development Methodologies

We have created a software product design and development model, known as Agile Pods. This model aligns business and technology teams and is driven by a culture of self-regulated teamwork and collaboration across skills, partners and country borders.

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

In addition, savings are delivered to clients due to sustained productivity boosts as the Agile Pods begin to operate at a higher maturity level. We ensure consistency, accountability and replicability by having Agile Pods follow a well defined set of maturity criteria. Maturity models describe levels of growth and development as follows: Maturity, Quality, Velocity, and Autonomy. Each level acts as a foundation for the next and lays out a path for learning and growth. As Agile Pods evolve from one level to the next, they are equipped with the understanding and tools to accomplish goals more effectively.

Associated metrics guide improvement efforts and generate quantitative and qualitative insights to inform iterative design and planning decisions.

Quality Management System

We have developed and implemented a quality management system in order to document our best business practices, satisfy the requirements and expectations of our clients and improve the management of our projects. We believe that continuous process improvement produces better software solutions, which enhances our clients' satisfaction and adds value to their business.

Our quality management system is certified under the requirements of the international standard ISO 9001:2015, the CMMI Maturity Level 3 process areas (which indicates that processes are well characterized and understood, and are described in company standards, procedures, tools and methods) and PMI by implementing the following practices:

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

Since 2013, Globant certified ISO 27001, a standard that provides a model for establishing, implementing, operating, monitoring, reviewing, maintaining, and improving an information security management system (ISMS). The process of certifying ISO 27001 ensures that ISMS is under explicit management control. In 2016, we migrated successfully to the ISO 27001:2013.

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

We use Glow as a management tool to match open positions on Studio projects with available Globers, which allows us to staff project teams rapidly and with the optimal blend of industry, technology and project experience, while also achieving efficient utilization of our resources. We believe, based on management's experience in the industry, that we are one of few companies in our industry to employ such a tool for this purpose. Accordingly, we believe Glow provides us with a significant competitive advantage.

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

We typically enter into a master services agreement (or MSA) with our clients, which provides a framework for services and a statement of work to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. We generate 45% of our revenue from long-term contracts with terms greater than 24 months.

During 2017, 2016 and 2015, our ten largest clients based on revenues accounted for 41.9%, 46.5% and 46.7% of our revenues, respectively. Our top client for the years ended December 31, 2017, 2016 and 2015, Walt Disney Parks and Resorts Online in 2017 and 2015, and Southwest Airlines Co. in 2016, accounted for 10.2%, 12.3% and 9.7% of our revenues, respectively. Some of our major clients in 2017 included Google, Electronic Arts, Southwest Airlines Co. and Walt Disney Parks and Resorts Online, each of which was among our top ten clients by revenues for at least one Studio.

The following table sets forth the amount and percentage of our revenues for the years presented by client location:

	Year ended December 31,
	2017		2016		2015
	(in thousands, except percentages)
By Geography
North America	$325,614	78.8%	$260,923	80.8%	$212,412	83.7%
Europe	38,484	9.3%	29,306	9.1%	13,508	5.3%
Asia	700	0.2%	1,265	0.4%	1,434	0.6%
Latin America and other	48,641	11.8%	31,362	9.7%	26,442	10.4%
Revenues	$413,439	100.0%	$322,856	100.0%	$253,796	100.0%

The following table shows the distribution of our clients by revenues for the years presented:

	Year ended December 31,
	2017	2016	2015

Over $5 Million	18	11	10
$1 - $5 Million	64	49	41
$0.5 - $1 Million	45	41	30
$0.1 - $0.5 Million	82	88	100
Less than $0.1 Million	147	151	163
Total Clients	356	340	344

Sales and Marketing

Our growth strategy is based on four pillars: (i) leveraging our broad expertise; (ii) growing within existing clients; (iii) acquiring new clients; and (iv) pursuing strategic acquisitions. Our expertise and Studio approach help us expand the portfolio and practices we offer to our clients. Our acquisitions are pursued with the aim of fulfilling strategic goals, such as growing into a new geography (e.g., Nextive, TerraForum, BlueStar Peru, Clarice) or the expansion of specializations (e.g. Accendra, Openware, Huddle, Dynaflows, WAE, L4, Difier, Ratio, PointSource).

Under our multi-pronged, integrated sales and marketing strategy, our senior management, sales executives, sales managers, account managers and engagement managers work collaboratively to target, acquire and retain new clients and expand our work for existing clients. Our sales and marketing team, currently comprised of 77 sales personnel and 13 marketing personnel, has broad geographic coverage with commercial offices located in Buenos Aires, Bogotá, Montevideo, São Paulo, London, Madrid, Boston, New York, Miami and San Francisco.

Beyond leveraging our broad expertise, our sales strategy is driven by three fundamentals: retain, develop and acquire ("RDA"). The retention ("R") component is focused on maintaining our wallet share with existing accounts through flawless execution on our engagements. The development ("D") component emphasizes developing existing client relationships by significantly expanding our wallet share and capturing business from our competitors. The acquisition ("A") component targets new client accounts. Through our RDA strategy, as well as marketing and branding events, we are able to acquire new or expand existing engagements in our large and growing addressable market.

New Clients

We seek to create relationships with strategic clients through existing client referrals or through our multi-tiered approach. Our approach begins by identifying industries and geographic locations with solid growth potential. Once potential clients are identified, we seek to engage the market-facing management personnel of those companies instead of their IT divisions, which allows us to get a better understanding of the prospect's business model before engaging with its IT personnel. The focus on an enterprise's revenue drivers allows us to highlight the value of our services in meeting our client's business needs, thereby differentiating us.

Our account sales teams are made up of sales executives and sales managers, and follow specific guidelines for managing opportunities when contacting potential new clients. Before a sales team approaches a prospective client, we gather significant intelligence and insight into the client's potential needs, creating a specific value proposition for discussion during the engagement process. Additional opportunities resulting from the planned targeted engagement are gathered and tracked. Once an appropriate opportunity has been identified and confirmed with the client, our sales team performs account and competition mapping and enlists internal industry and subject matter experts as well as pre-sales engineers from all of the participating Studios. We then generate proposals to present to and negotiate with the client. Once we have secured the engagement, our sales executives work closely with the Globant leadership team, partners and subject matter experts from our Studios to ensure that we exceed our new client's expectations.

From time to time, we use ideation sessions and discovery engagements in our pre-sales process. During the discovery engagements we meet with clients to discuss their goals and develop creative solutions. The discovery engagement sessions help us discover our clients' main objectives, even if those objectives are not explicitly stated. These sessions are critical in helping us to offer solutions that will adapt to our clients' needs and wishes. This allows us to showcase our expertise in emerging technologies to the prospective client while also allowing us to generate a significant number of possible future client opportunities.

Existing Clients

Once we have established the client relationship, we are focused on driving future growth through increased client loyalty and retention. We leverage our historical successes with existing clients and our relationships with our clients' key decision-makers to cross-sell additional services, thereby expanding the scope of our engagements to other departments within our clients' organizations. We seek to increase our revenues from existing clients through our account managers, technical directors, program managers, leadership team, Studio partners, and subject matter experts.

Since 2016, we introduced a new model that intends to reshape our go-to-market strategy to scale our company in the coming years, called 50 Squared. The main goal of this approach is to focus our team on the top 50 high potential accounts that have the capacity to grow exponentially over time. To do so, we have appointed our most senior people from Sales, Technology and Operations to lead these teams. This account focus has become the most important pillar of our go-to-market strategy and every account within Globant now has the goal to become part of this program.

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

As of December 31, 2017, our marketing department, Stay Relevant, is based in Argentina and the United States. This team promotes our brand through a variety of channels, including the following:

•	Relevant content: Our Stay Relevant team produces client and industry research with the intention of sharing information on business drivers from trusted sources, highlighting upcoming industry trends, and enabling strategic thinking.
•	Thought Leadership and events: Our Stay Relevant team organizes and participates in technology- and innovation-focused events in the United States, the United Kingdom and Latin America to enhance our position with respect to vanguard technologies and trends. Participation includes webinars, mobile road shows and breakfast discussions with our "gurus." Every year, we organize Con.Verge, our main conference centered around the future of design and technology. In addition, members of our management team have been featured as speakers at events such as South by Southwest, Latam Tech Forum, WPP DAB, Ecommerce Day, IoT Emerge, Adobe Summit, Acquia Engage, EY Strategic Growth Forum, Council of the Americas, Wharton Latin America Conference, Agile Business Conference, CSO Summit, Innotribe, and at universities such as the Massachusetts Institute of Technology, Stanford University, New York University and the University of California, Los Angeles.

•	Playground: Our "Playground" is an innovative space where our digital journeys are showcased in real time. Guests can explore, touch, play and discover insights about each journey. It also delivers an atmosphere to build ideas, transforming them into prototypes that can be explored.
•	Awareness: Our marketing strategy includes brand positioning through targeted news coverage in print media and trade publications in the United States and Latin America, such as Bloomberg, Dow Jones, the New York Times, TechCrunch, and Nearshore Americas. We also benefit from coverage of our company in reports prepared by industry analysts, such as Gartner, IDC and HFS Research, McKinsey & Company and other third-party industry observers. Finally, our company has been the subject of case studies on entrepreneurship by business schools at universities such as Stanford University, Massachusetts Institute of Technology and Harvard University.

 Competition

The markets in which we compete are changing rapidly. We face competition from both global IT services providers as well as those based in the United States. We believe that the principal competitive factors in our business include: the ability to innovate; technical expertise and industry knowledge; end-to-end solution offerings; reputation and track record for high-quality and on-time delivery of work; effective employee recruiting; training and retention; responsiveness to clients' business needs; scale; financial stability; and price.

We face competition primarily from:

•	large global consulting and outsourcing firms, such as Accenture, Sapient, Thoughtworks and Epam;
•	digital agencies and design firms such as Sapient, Razorfish, RGA and Ideo;
•	traditional technology outsourcing IT services providers, such as Cognizant Technology Solutions, EPAM Systems, GlobalLogic, Aricent, Infosys Technologies, Mindtree HCL, Tata, Wipro and Luxoft; and
•	in-house product development departments of our clients and potential clients.

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

Sustainability

We believe that sustainable development of our organization is critical in order to enhance our competitive position in building the new way of being digital. In other words, we look forward to social and environmental results, in addition to financial metrics.

For this reason, besides working internally with Globers, we focus on community involvement, interacting with society and committing ourselves to meet their needs. Three pillars drive our commitment: education for job placement, technology for the community and entrepreneurship promotion.

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

Our registered intellectual property consists of the trademark "Globant" (which is registered in twelve jurisdictions, including the United States and Argentina), certain other trademarks related to our service offerings and products, and three software patents granted in the United States in favor of our United States subsidiary Globant, LLC. We do not believe that any individual registered intellectual property right, other than our rights in our name and logo, is material to our business.

Facilities and Infrastructure

As of December 31, 2017, we provided our services through a network of 37 offices in 30 cities throughout twelve countries. Our delivery locations are in United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (México City), India (Pune and Bangalore), Spain (Madrid) and United Kingdom (London). We also have client management locations in the United States (San Francisco, New York, Boston and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). The main administrative offices of our principal subsidiary (which also include a delivery center) are located in Buenos Aires. Our principal executive office is located in Luxembourg. All of our facilities (with the exceptions of Tucumán and Bahía Blanca) are leased. We also have two offices under construction in Buenos Aires and La Plata.

The table below breaks down our locations by country and city and provides the aggregate square footage of our locations in each city as of December 31, 2017.

Country	City	Number of Offices	Square Feet
Argentina	Bahía Blanca	1	6,986
Argentina	Buenos Aires	3	111,191
Argentina	Córdoba	2	37,200
Argentina	La Plata	1	12,637
Argentina	Mar del Plata	1	20,451
Argentina	Mendoza	1	3,229
Argentina	Resistencia	1	9,688
Argentina	Rosario	2	20,678
Argentina	Tandil	2	11,765
Argentina	Tucumán	1	21,689
Brazil	Sao Paulo	1	2,601
Chile	Santiago	1	8,245
Colombia	Bogotá	2	85,810
Colombia	Medellín	1	39,794
India	Bangalore	1	4,844
India	Pune	2	99,448
UK	London	1	2,756
Mexico	Mexico City	1	44,444
Peru	Lima	1	7,535
Spain	Madrid	1	6,986
United States	Boston	1	124
United States	New York	1	7,707
United States	San Francisco	1	4,844
United States	Seattle	1	26,651
United States	Miami	1	151
United States	Dallas	1	6,771
United States	Chicago	1	2,691
United States	Raleigh	1	27,480
Luxembourg	Luxembourg	1	150
Uruguay	Montevideo	1	26,974
Total		37	661,520

Regulatory Overview

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several Latin America countries, the United States, Europe and India federal and state agencies regulate various aspects of our business. See "Risk Factors — Risks Relating to Our Business and Industry — Our business results of operations and financial condition may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate". If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures, which could adversely affect our business, financial condition and results of operations."

We benefit from certain tax incentives promulgated by the Argentine, Uruguayan and Indian governments. See "— Our Delivery Model — Government Support and Incentives."

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

As per Section 3 of the Software Promotion Law, Argentine-incorporated companies will be considered beneficiaries of the regime as from the effective date of their registration in the National Registry of Software Producers. Beneficiaries of the promotion regime will benefit from:

•	Fiscal stability throughout the period that the promotion regime is in force (i.e., through December 31, 2019 as per Section 1 of the Software Promotion Law). In accordance with Section 7 of the Software Promotion Law, fiscal stability means the right to maintain the aggregate federal tax rate in effect at the time of the beneficiary's registration in the National Registry of Software Producers through December 31, 2019. Such stability does not comprise import or export duties nor export refunds (Section 7 of Regulatory Decree No. 1315/2013). The aggregate federal tax burden included under the fiscal stability benefit is that burden existing on the date of the beneficiary's registration before the applicable registry, in accordance with laws and regulations in force by that time.
•	Conversion of up to 70% of certain monthly social security tax (contribution) payments into a tax credit (Section 8 of the Software Promotion Law) during the first year following the beneficiary's registration in the National Registry of Software Producers. After the first year, such percentage will be determined annually by the competent authorities for each beneficiary, depending on the beneficiary's degree of compliance with the regime's requirements (Section 9 of Regulatory Decree No. 1315/2013). This tax credit may not be transferred to third parties. The tax credit can be used to offset the beneficiary's income tax liability only up to certain percentage, determined by the ratio of annual software and computer services exports and the aggregate annual sales resulting from promoted activities declared by the beneficiary (Section 8 of the Software Promotion Law).
•	Non applicability of any value-added tax withholding or collection regimes (Section 8 bis of the Software Promotion Law).

•	A 60% reduction in the total amount of corporate income tax as applied to income from the activities of creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents pursuant to Section 4 of the Software Promotion Law) due in each fiscal year beginning after the date of the beneficiary's registration in the National Registry of Software Producers (Section 9 of the Software Promotion Law, Regulatory Decree No. 1315/2013 and General Resolution No. 3,597). This benefit will be applicable both to Argentine-source and non-Argentine-source income, in the terms set forth by the application authority, but it would not be applicable to foreign source income obtained by permanent establishments held abroad by Argentine residents (Section 13 of Regulatory Decree No. 1315/2013).
•	Imports of software products by the beneficiaries are excluded from any kind of present or future restriction on the currency transfers matching the payments for such imports, provided the imported goods are necessary for the software production activities (Section 12 of the Software Promotion Law).

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

Argentine Ministry of Economy approved our subsidiaries as beneficiaries of the Software Promotion Law as following: (i) on October 10, 2006: IAFH Global S.A.; (ii) in January 2006: Huddle Group S.A. and (iii) on April 13, 2007: Sistemas Globales S.A.. As a result, these subsidiaries have enjoyed fiscal stability in their federal tax burden as in effect at the time they were notified of their inclusion in the promotion regime.

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

Regulatory Decree No. 1315/2013 introduced additional implementing rules, including, among other matters, further clarifications to qualify for the promotion regime and specific requirements to be met in order to remain registered in the National Registry of Software Producers during the years after such registration has taken place. These requirements include, among others, minimum annual revenue, minimum percentage of employees involved in the promoted activities, minimum aggregate amount spent in salaries paid to employees involved in the promoted activities, minimum research and development expenses and the filing of evidence of software-related services exports. In addition, Regulatory Decree No. 1315/2013 states that the 60% reduction in corporate income tax provided under the Software Promotion Law shall only become effective as of the beginning of the fiscal year after the date on which the applicant is accepted for registration in the National Registry of Software Producers. The implementing regulation also provides that upon the formal approval of an applicant's registration in the National Registry of Software Producers, any promotional benefits previously granted to such person under the Software Promotion Law as originally enacted in 2004 shall be extinguished. Finally, Regulatory Decree No. 1315/2013 delegates authority to the Secretary of Industry and AFIP to adopt "complementary and clarifying" regulations in furtherance of the implementation of the Software Promotion Law.

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

On June 25, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A. applied for registration in the National Registry of Software Producers. The Secretary and Subsecretary of Industry issued rulings approving registration in the National Registry of Software Producers of certain of our subsidiaries as follows: (i) Sistemas Globales S.A. on March 18, 2016 and (ii) Huddle Group S.A. and IAFH Global S.A. on April 13, 2015. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which have occurred upon its date of publication in the Argentine government's official gazette on before mentioned dates).

On May 7, 2015, Huddle Group S.A. deregistered from the National Registry of Software Producers because it had discontinued activities on January 1, 2015. As a result of the deregistration, Huddle Group S.A. became subject to the general corporate income tax rate, which was 35% for fiscal periods beginning prior to January 1, 2018. For fiscal years beginning on or after January 1, 2018, the general corporate income tax rate is 30%. For fiscal years beginning on or after January 1, 2020, the general corporate income tax rate will be 25%.

Income Tax

The Argentine Income Tax Law No. 20,628, as amended ("ITL"), establishes a federal tax on the worldwide income of Argentine resident individuals, legal entities incorporated in Argentina and Argentine branches of foreign entities. Up to December 31,2017 the income tax is levied at 35% of taxable net income obtained in Argentina or abroad. As per the ITL, income taxes paid abroad for the conduct of foreign activities may be recognized as a tax credit up to the limit of the increase in the income tax liability derived from the recognition of income obtained abroad. The amount of income subject to tax is calculated according to the regulations of the ITL. Losses incurred during any fiscal year may be carried forward and set off against taxable income obtained during the following five fiscal years. Foreign resident individuals and foreign resident legal entities without a permanent establishment are taxed exclusively on their Argentine source income.

For individuals, income derived from the sale, exchange or other disposition of shares of Argentine corporations by non-Argentine residents would be subject to income tax. Non-Argentine residents will have the option of choosing between applying a 13.5% effective income tax rate over the gross amount or a 15% effective income tax rate over the net amount derived from the transaction.

Individual Argentine residents would be exempt on the income derived from the sale of shares to the extent such participations are publicly traded and/or are authorized for its public offer.

On December 29, 2017, the Argentine government enacted Law No. 27,430, a comprehensive tax reform that became effective on January 1, 2018. Specifically, Law No. 27,430 introduced amendments to income tax (both at corporate and individual levels), value added tax ("VAT"), tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels and tax on the transfer of real estate.

At a corporate level, the law decreases the corporate income tax rate from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards.

In the case of individuals, the Law extended the exemption also for foreign beneficiaries on the sale of shares that are publicly traded in stock exchanges under the supervision of the Argentine Securities and Exchange Commission (CNV). It also establishes an exemption for interest income and capital gains on the sale of public bonds (i.e., Government bonds), negotiable obligations (corporate debt bonds) and share certificates issued abroad that represent shares issued by Argentine companies (i.e., ADRs). The exemptions will only apply if the foreign beneficiaries do not reside in and the funds do not arise from "non-cooperating" jurisdictions.

In the case of ADRs, the Law defines their "source" by the location of the original issuer of the shares. However, the tax will not be due if the exemption described in the previous paragraph applies.

The Law establishes an income tax on the indirect transfer of assets located in Argentina. In particular, the tax will be triggered on the sale or transfer by nonresidents of shares or other participations in foreign entities when the following two conditions are met: (i) at least 30% of the value of the foreign entity is derived from assets located in Argentina (at the moment of the sale or during the 12 prior months); and (ii) the participation being transferred represents (at the moment of the sale or during the 12 prior months) at least 10% of the equity of the foreign entity.

The applicable rate will generally be 15% (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) of the proportional value that corresponds to the Argentine assets. Additional guidance about the calculation mechanisms has not been issued.

The tax on indirect transfers will only apply to participations in foreign entities acquired after the entry into force of the tax reform. In addition, the Law indicates that indirect transfers will not be taxable to the extent it can be proved that the transfer took place within the same economic group, in accordance with requirements to be established by additional regulations.

Payments from Argentina to foreign residents representing an Argentine source of income (i.e., royalties, interest, etc.) are generally subject to income tax withholding levied at different rates depending on the type of payment. Pursuant to the ITL, cross-border royalty payments are generally subject to withholding at a rate of 28%, or 21% if technology not available in Argentina is involved; in both cases the relevant agreement must be registered before INPI. Payments related to software licenses are in general subject to a 31.5% tax withholding rate. In addition, interest payments are generally subject to withholding at a rate of 15.05% if the lender is a bank or financial institution controlled by the respective central bank or similar authority, located in jurisdictions (i) other than those considered as tax havens by Argentine law, or (ii) that have executed exchange information agreements with Argentina, and do not allow, among others, banking or stock market secrecy pursuant to their domestic law, and 35% in all other cases. These rates may be reduced by application of a tax treaty for the avoidance of double taxation between Argentina and the receiving country, including the following:

Argentina and Spain executed a Double Tax Treaty that entered into force on December 23, 2013. Such treaty replaces the previous double taxation treaty between Argentina and Spain that was terminated on July 16, 2012 and applies retroactively from January 1, 2013.

Thus, interest payments, royalty payments and the distribution of dividends from Argentina to Spain will be subject to the withholding rates set forth in the corresponding double taxation treaty.

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

On July 21, 2017, Argentina and Brazil signed an Amendment Protocol to the Double Tax Treaty and its Protocol, which were both signed in Buenos Aires on May 17, 1980. The Amendment Protocol introduces withholding tax rates for interest and royalties and also introduces withholding tax rates on dividends.

On August 23, 2017 entered in force the Double Tax Treaty between Argentina and Mexico. The Agreement was signed on November 4, 2015 in Mexico City, and ratified by Argentina on December 21, 2016 by Law 27,334.

The treaty provides benefits to certain taxpayers by reducing domestic law income tax withholding rates on payments of interest, royalties, technical assistance and capital gains.

On December 27, 2016 the Argentine government's official gazette published Law No. 27,346 that introduce important amendments to the Income Tax Law. The Law creates a new tax levied on "USD Futures Market Trades" to be applied one-time only on the profits obtained by any person. Thus, gross income derived from "positive price differences" arising from the buying or selling of USD Futures Market Trades will be taxed at a 15% tax rate.

Tax on Presumed Minimum Income

This tax applies to assets of Argentine companies. The tax is only applicable if the total value of the assets is above 200,000 Argentine pesos at the end of the company's fiscal year, and is levied at a rate of 1% on the total value of such assets. The amount of the tax paid on presumed minimum income is allowed as a credit toward income tax. Furthermore, to the extent that this tax cannot be credited against normal corporate income tax, it may be carried forward as a credit for the following ten years. Shares and other capital participations in the stock capital of entities subject to the minimum presumed income tax are exempted from the tax on presumed income.

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

Tax on Dividends

Law No. 27,430 introduced the following changes to the taxation of distribution of dividends from Argentine companies, for fiscal years beginning on or after January 1, 2018:

•	Dividends from profits obtained before fiscal year 2018 are not subject to any income tax withholding except for the ''Equalization Tax''. The Equalization Tax is applicable when the dividends distributed are higher than the ''net accumulated taxable income'' of the immediate previous fiscal period from when the distribution is made. The Law repeals the Equalization Tax for distributions made with income accrued from January 1, 2018.
•	Dividends from profits obtained during fiscal years 2018 and 2019 on Argentine shares paid to Argentine resident individuals and/or non-residents, or Foreign Beneficiaries, are subject to a 7% income tax withholding on the amount of such dividends, or the Dividend Tax.
•	The Tax Rate on dividends from profits obtained during fiscal year 2020 and onward increased to 13%.

Turnover Tax

Turnover tax is a local tax levied on gross income. Each of the provinces and the City of Buenos Aires apply different tax rates. The tax is levied on the amount of gross income resulting from business activities carried on within the respective provincial jurisdictions. The provinces have signed an agreement to avoid the double taxation of activities performed in more than one province (Convenio Multilateral del 18 de agosto de 1977). Under this agreement, gross income is allocated between the different provinces applying a formula based on income obtained and expenses incurred in each province. In the Province of Buenos Aires, we have received an exemption from the payment of the turnover tax for the period from 2011 through April 13, 2017 for Sistemas Globales S.A. and through December 31, 2019 for IAFH Global S.A.. Sistemas Globales S.A. is renewing the exemption.

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

Related Parties' Registry

Pursuant to General Resolution No. 3,572, AFIP created: (i) a related parties' registry (Registro de Sujetos Vinculados) and (ii) an information regime concerning transactions in the domestic market among related parties (Régimen informativo de operaciones en el mercado interno — Sujetos Vinculados).

Unlike the related parties' registry (which applies to transactions among related parties located in Argentina and abroad), the transactions' information regime is applicable to transactions between related parties located in Argentina.

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

The Amendment Law modified the definition of Low or No Tax Jurisdiction to mean any country, jurisdiction dominium, territory, associated state or special tax regime in which the maximum corporate income tax rate is lower than 60% of the income tax rate established in section 69 a) of the ITL. Therefore, to avoid being regarded as a low tax jurisdiction, the maximum corporate income tax rate of a given jurisdiction must be equal or higher than 18% during 2018 and 2019; and 15% starting in the year 2020. Regulations are pending on the mechanism to calculate the foreign tax rate for purposes of this concept.

As of the date of this annual report, we are not liable for this tax.

Foreign Exchange Controls

The following is a summary of the material foreign exchange control considerations relating to our operations in Argentina, Colombia and India, and it is based upon laws, regulations, decrees, rulings, administrative practice and judicial decisions in effect as of the date of this annual report. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect us and could alter or modify the statements and conclusions set forth herein. This summary does not purport to be a legal opinion or to address all foreign exchange controls aspects that may be relevant to our operations in such jurisdictions.

Argentina

On January 6, 2002, the Argentine Congress enacted Law No. 25,561 (as amended and supplemented, the "Argentine Public Emergency Law"), formally ending the regime of the Convertibility Law, abandoning over ten years of U.S. dollar-peso parity. With the enactment of the Argentine Public Emergency Law, Argentina declared a state of public emergency in terms of social, economic, administrative, financial and exchange rate conditions, and the Argentine executive branch was vested with the power to establish a system to determine the exchange rate between the peso and foreign currencies and to enact foreign exchange regulations. In February 2002, the Argentine executive branch issued Decree No. 260/2002 which established (i) a single free foreign exchange market FX Market in which all foreign exchange transactions were to be settled, and (ii) that foreign exchange transactions are to be consummated at an exchange rate that is freely settled, subject to the requirements and regulations imposed by the Argentine Central Bank. Even when the Argentine peso was allowed to float freely against other currencies, the Argentine Central Bank has the power to intervene in the exchange rate market by buying and selling foreign currency for its own account, a practice in which it engaged in, and in which it may continue to engage in, on a regular basis.

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

Most foreign exchange restrictions and restrictions on transfer of funds into and out of Argentina that had been enacted since 2011, were lifted by the Macri administration by December 2015, reestablishing Argentine residents' rights to purchase and remit outside of Argentina foreign currency with no maximum amount and without specific allocation or prior approval.

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

In addition, on August 8, 2016, the Argentine Central Bank issued Communication "A" 6037, which repealed most of the restrictions to purchase currency and those relating to the inflow and outflow of funds into and from Argentina (except for the obligation of Argentine exporters of goods and services to repatriate to the FX Market foreign currency proceeds from exportation transactions, such as receivables relating to the exportation of goods, which shall also be settled through the FX Market).

Furthermore, on May 19, 2017, the Central Bank issued Communication ''A'' 6244, which entered into effect on July 1, 2017 and was amended by Communication ''A'' 6312 dated August 30, 2017, and pursuant to which new regulations regarding access to the foreign exchange market were established, essentially abrogating all prior regulations on the matter. Pursuant to these regulations:

•	The principle of a free foreign exchange market is established.
•	The obligation to carry out any exchange operation through an authorized entity is maintained.
•	The restrictions regarding hours to operate in the MULC are eliminated.
•	The obligation of Argentine residents to comply with the ''Survey of foreign assets and liabilities'' (Communication ''A'' 6401) is maintained and in force, even if there had been no inflow of funds to the MULC and/or no future access to it for the operations to be declared.

On November 1, 2017, the Argentine executive branch issued Decree No. 893/2017 (complemented by Communication ''A'' 6363 of the Central Bank dated November 10, 2017) pursuant to which foreign exchange restrictions related to exports of goods and services that continued to be in place (Mercado Único y Libre de Cambios) were eliminated, including the obligation of Argentine residents to transfer to Argentina and sell in the FX Market the proceeds of their exports of goods within the applicable deadline.

Pursuant to Resolution No. 1-E/2017, the minimum period of 120 calendar days, imposed by Resolution No. 3/2015, that proceeds received from foreign financial debt had to be kept in Argentina was reduced to zero.

For additional information regarding all current foreign exchange restrictions and exchange control regulations in Argentina, investors should consult their legal advisors and read the applicable rules mentioned herein, as well as any amendments and complementary regulations, which are available at the Argentine Ministry of Treasury's website: www.economia.gob.ar, or the Argentine Central Bank's website: www.bcra.gob.ar.

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

India

The prevailing foreign exchange laws in India require Indian residents to repatriate all foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, 1999, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign currency earned by the company outside India, within such time periods and in the manner specified by the Reserve Bank of India (the "RBI"). The RBI has promulgated guidelines that require Indian companies to realize and repatriate such foreign currency back to India, including by way of remittance into a foreign currency account such as an Exchange Earners Foreign Currency ("EEFC") account maintained with an authorized dealer in India. Remittance into an EEFC account is subject to the condition that the sum total of the accruals in the account during a calendar month should be converted into rupees on or before the last day of the succeeding calendar month, after adjusting for utilization of the balances for approved purposes or forward commitments.

C. Organizational Structure

On December 10, 2012, we incorporated our company, Globant S.A., as a société anonyme under the laws of the Grand Duchy of Luxembourg, as the holding company for our business. Prior to the incorporation in Luxembourg, our company was incorporated in Spain as a sociedad anónima, which we refer to as “Globant Spain” or “Spain Holdco”. As a result of the incorporation of our company in Luxembourg and certain related share transfers and other transactions, Globant Spain became a wholly-owned subsidiary of our company.

The following chart reflects our organization structure, including our principal shareholders and our principal subsidiaries, as of March 26, 2018. See “Major Shareholders and Related Party Transactions — Major Shareholders” for more information about our principal shareholders and note 2.2 to our audited consolidated financial statements for more information about our consolidated subsidiaries.

 Seasonality

See “Operating and Financial Review and Prospects — Operating Results — Factors Affecting Our Results of Operations.”

D. Property, Plant and Equipment

See “—Business Overview.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Key Information—Risk Factors" and elsewhere in this annual report.

Overview

We are a digitally native technology services company. We are passionate about building the new way of being digital. We want to help our clients emotionally connect with consumers and employees, leveraging the power of artificial intelligence ("AI") for business optimization. We are the place where engineering, design, and innovation meet scale. Our principal operating subsidiary is based in Buenos Aires, Argentina. For the year ended December 31, 2017, 78.8% of our revenues were generated by clients in North America, 11.8% in Latin America, 0.2% in Asia and 9.3% in Europe, including many leading global companies.

Over the past several years, new technologies have emerged to revolutionize the way end-users interact with technology and reshape businesses and competitive landscapes for organizations.

We believe that we are at the forefront of one of the most radical and profound changes since we experienced the mobile and digital transformation that started with the smartphones 10 years ago: the AI revolution. AI and machine learning ("ML") capabilities have advanced exponentially in recent years, blurring the line between fantasy and reality, and creating an unparalleled market opportunity for whoever can deliver the technology to eager consumers.

Like many radical transformations in the past, AI is poised to be a disruptive force in the near future. Although AI has been available for decades, it has recently matured due to technological advancements that have driven innovation in many industries and accelerated investment in AI.

Today's users move quickly and are keen to interact with their digital ecosystem anywhere and anytime, in a fast, seamless and personalized way that will simplify their lives. We are experiencing an abundance of demand for more intelligent and human-like behavior and technology, and we believe that we have concrete ways to fill that demand.

Our Globers are our most valuable asset. As of December 31, 2017, we had 6,753 Globers and 37 locations across 30 cities in Latin America, Asia, Europe and North America, throughout 12 countries, supported by four client management locations in the United States, and one client management location in each of United Kingdom, Colombia, Uruguay, Argentina and Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across the world provide us with the ability to attract and retain well-educated and talented professionals. We are culturally similar to our clients and we function in multiple time zones. We believe that these characteristics have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

For the year ended December 31, 2017, 78.8%, 11.8%, 9.3% and 0.2% of our revenues were generated by clients in North America, Latin America, Europe and Asia, respectively. Our clients include companies such as Google, Electronic Arts, Southwest Airlines Co. and Walt Disney Parks and Resorts Online, each of which was among our top ten clients by revenues for at least one Studio in the year ended December 31, 2017. 88.3% of our revenues for 2017 were attributable to repeat clients who had used our services in the prior year. We believe our success in building our attractive client base in the most sophisticated and competitive markets for IT services demonstrates the superior value proposition of our offering and the quality of our execution as well as our culture of innovation and entrepreneurial spirit.

Our revenues increased from $253.8 million for 2015 to $413.4 million for 2017, representing a Compound Annual Growth Rate ("CAGR") of 27.6% over the two-year period. Our revenues for 2017 increased by 28.1% to $413.4 million, from $322.9 million for 2016. Our net income for 2017 was $30.5 million, compared to a net income of $35.9 million for 2016. The$5.4 million decrease in net income from 2016 to 2017 was primarily driven by lower gross margin, partially offset by a decrease in selling, general and administrative expenses and efficiencies in the effective income tax rate. In 2015, 2016 and 2017, we made several acquisitions to enhance our strategic capabilities, none of which contributed a material amount to our revenues in the year the acquisition was made. See "Information on the Company — History and Development of the Company."

We were founded in 2003 and since our inception, we have benefited from strong organic growth and have built a blue chip client base comprised of leading global companies. Over that same period, we have expanded our network of offices from one to 37. We benefited from the support of Riverwood Capital and FTV Capital, which have provided equity capital to support our strategic expansion and growth. In January 2012, Endeavor Global, Inc., an organization devoted to selecting, mentoring and accelerating high-impact entrepreneurs around the world, invested in our company. And, more recently, in December 2012, one of the largest marketing communications networks in the advertising industry, WPP plc, through its wholly owned subsidiary, WPP, became a shareholder of our company.

In 2006, we started working with Google. We were chosen due to our cultural affinity and innovation. While our growth has primarily been organic, since 2008 we have made fourteen complementary acquisitions. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America.

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

In 2012, we acquired TerraForum, an innovation consulting and software development firm in Brazil. The acquisition of TerraForum allowed us to expand into one of the largest economies in the world and to broaden our services to our clients, strengthening our position as a leader in the creation of innovative software products.

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

In October 2014, we acquired BlueStar Holdings. Through this acquisition, we commenced our operations in Perú.

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

During 2016, we introduced a new model that intends to reshape our go-to-market strategy to scale our company in the coming years, called 50 Squared. The main goal of this new approach is to focus our team in the top 50 high potential accounts that have the capacity to grow exponentially over time. To do so, we have appointed our most senior people from Sales, Technology and Operations to lead these teams and take our company to the next level. This account focus has become the most important pillar of our go-to-market strategy and every account within Globant now has the goal to become part of this program.

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

During the same month, we acquired L4 Mobile, LLC. The purpose of this acquisition was related to strengthening our leading position in the digital services space and expanding our capabilities in the United States.

 In February 2017, we acquired Ratio Cypress, LLC, a limited liability company organized and existing under the laws of the State of Washington in the United States. Ratio offers design, development and quality assurance services necessary to build and manage robust digital products and video streaming solutions for major media companies.

In June 2017, we acquired PointSource, LLC, a design and development technology agency, based in Raleigh, North Carolina, and Chicago. The purpose of this acquisition was related to the benefit of expected synergies, revenue growth and expanding our capabilities in the United States.

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

We believe that the most significant factors affecting our results of operations include:

•	market demand for integrated engineering, design and innovation technology services relating to emerging technologies and related market trends;
•	economic conditions in the industries and countries in which our clients operate and their impact on our clients' spending on technology services;
•	our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends;
•	expansion of our service offerings and success in cross-selling new services to our clients;
•	our ability to obtain new clients, increase penetration levels with our existing clients and continue to add value for our existing clients so as to create long-term relationships;
•	the availability of, and our ability to attract, retain and efficiently utilize, skilled IT professionals in Latin America and the United States;
•	operating costs in countries where we operate, particularly in Argentina where most of our employees are based;
•	capital expenditures related to the opening of new delivery centers and client management locations and improvement of existing offices;
•	our ability to increase our presence onsite at client locations;
•	the effect of wage inflation in countries where we operate and the variability in foreign exchange rates, especially relative changes in exchange rates between the U.S. dollar and the Argentine peso, Uruguayan peso, Mexican peso, Colombian peso and Indian rupees; and
•	our ability to identify, integrate and effectively manage businesses that we may acquire.

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•	Pricing of and margin on our services and revenue mix. For time-and-materials contracts, the hourly rates we charge for our Globers are a key factor impacting our gross profit margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and winning higher profit margin assignments. During the three-year period ended December 31, 2017, we increased our revenues attributable to sales of technology solutions (primarily through our Mobile, Enterprise Consumerization, UX Design and Gaming Studios), however, our adjusted gross profit margin percentage of 38.8%, 42.3% and 38.9% for the years ended December 31, 2017, 2016 and 2015, respectively, was affected by foreign exchange headwinds combined with some wage inflation in certain of the countries in which we operate.

•	Our ability to deepen and expand the portfolio of services we offer through our Studios while maintaining our high standard of quality. The breadth and depth of the services we offer through our Studios impacts our ability to grow revenues from new and existing clients. Through research and development, targeted hiring and strategic acquisitions, we have invested in broadening and deepening the domains of expertise of our Studios. Our future growth and success depend significantly on our ability to maintain the expertise of each of our Studios and to continue to innovate and to anticipate the needs of our clients and rapidly develop and maintain the expertise of each of our Studios, including relevant domain knowledge and technological capabilities required to meet those client needs, while maintaining our high standard of quality.

•	Recruitment, retention and management of IT professionals. Our ability to recruit, retain and manage our IT professionals may have an effect on our gross profit margin and our results of operations. Our IT professional headcount was 6,279 as of December 31, 2017, 5,219 as of December 31, 2016 and 4,613 as of December 31, 2015. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.

•	Evolution of client base. In recent years, as we have expanded significantly in the technology services industry; we have diversified our client base and reduced client concentration. Revenues attributable to our top ten clients increased by 26.8% from 2015 to 2016 and 15.4% from 2016 to 2017. Over the same period, we have increased our revenues from existing clients by expanding the scope and size of our engagements. The number of clients that each accounted for over $5.0 million of our annual revenues amounted to eighteen in 2017, eleven in 2016 and ten in 2015, and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 82 in 2017, from 60 in 2016 and 51 in 2015.

•	Investments in our delivery platform. We have grown our network of locations to 37 at December 31, 2017, located in 30 cities throughout twelve countries (United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (México City), India (Pune and Bangalore), Spain (Madrid) and United Kingdom (London)). We also have client management locations in the United States (San Francisco, New York, Boston and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London) that are close to the main offices of key clients. Our integrated global delivery platform allows us to deliver our services through a blend of onsite and offsite methods. We have pursued a decentralization strategy in building our network of delivery centers, recognizing the benefits of expanding into other cities in Argentina and other countries in Latin America, including the ability to attract and retain highly skilled IT professionals in increasing scale. Our ability to effectively utilize our robust delivery platform could significantly affect our results of operations in the future.

•	Seasonality. Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. Our revenues tend to be higher in the third and fourth quarters of each year compared to the first and second quarters of each year due to seasonal factors. During the first quarter of each year, which includes summer months in the southern hemisphere, there is a general slowdown in business activities and a reduced number of working days for our IT professionals based in Argentina, Uruguay, Brazil, Peru, Chile and Colombia, which results in fewer hours being billed on client projects and therefore lower revenues being recognized on those projects. In addition, some of the reduction in the number of working days for our IT professionals in the first or second quarter of the year is due to the Easter holiday. Depending on whether the Easter holiday falls in March or April of a given year, the effect on our revenues and profitability due to the Easter holiday can appear either in the first or second quarter of that year. Finally, we implement annual salary increases in the second and fourth quarters of each year. Our revenues are traditionally higher, and our margins tend to increase, in the third and fourth quarters of each year, when utilization of our IT professionals is at its highest levels.

•	Net effect of inflation in Argentina and variability in the U.S. dollar and Argentine peso exchange rate. Because a substantial portion of our operations is conducted from Argentina, our results of operations are subject to the net effect of inflation in Argentina and the variability in exchange rate between the U.S. dollar and the Argentine peso. The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, our functional currency in which a substantial portion of our revenues are denominated, the impact of wage inflation on our results of operations will decrease, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will increase. During the year ended December 31, 2017, the Argentine peso experienced a 17% devaluation from 15.84 Argentine pesos per U.S. dollar to 18.60 Argentine pesos per U.S. dollar and INDEC reported in 2017 an inflation rate of 24.8%. The combination of this devaluation and the inflation rate is not expected to have a significant impact on our revenues because a substantial portion of our sales are denominated in U.S. dollars. The devaluation, net of the impact of the inflation rate in the same period, has resulted in an increase in our operating costs, as a substantial portion of our operating costs are primarily denominated in Argentine pesos. See "Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk" and "Quantitative and Qualitative Disclosures about Market Risk — Wage Inflation Risk."

Our results of operations are expected to benefit from government policies and regulations designed to foster the software industry in Argentina, primarily under the Software Promotion Law. For further discussion of the Software Promotion Law, see "Business Overview  — Our Delivery Model — Government Support and Incentives."

Certain Income Statement Line Items

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium- to large-sized companies based in the United States, Europe and Latin America. For the year ended December 31, 2017, revenues increased by 28.1% to $413.4 million from $322.9 million for the year ended December 31, 2016. For the year ended December 31, 2016, revenues increased by 27.2% to $322.9 million from $253.8 million for the year ended December 31, 2015. Between 2015 and 2017, we experienced rapid growth in demand for our services and significantly expanded our business.

We perform our services primarily under time-and-material contracts and, to a lesser extent, fixed-price contracts. Revenues from our time-and-material contracts represented 91.1%, 92.1% and 96.2% of total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. Revenues from our fixed-price contracts represented 8.9%, 7.9% and 3.7% of total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. The remaining portion of our revenues in each year was derived from other types of contracts.

We discuss below the breakdown of our revenues by client location, industry vertical and client concentration. Revenues consist of technology services revenues net of reimbursable expenses, which primarily include travel and out-of-pocket costs that are billable to clients.

Revenues by Client Location

Our revenues are sourced from three main geographic markets: North America (primarily the United States), Europe (primarily Spain and the United Kingdom) and Latin America (primarily Argentina, Chile and Mexico). We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the year ended December 31, 2017, we had 356 clients.

The following table sets forth revenues by client location by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2017		2016		2015
	(in thousands, except percentages)

By Geography
North America	$325,614	78.8%	$260,923	80.8%	$212,412	83.7%
Europe	38,484	9.3%	29,306	9.1%	13,508	5.3%
Asia	700	0.2%	1,265	0.4%	1,434	0.6%
Latin America and other	48,641	11.8%	31,362	9.7%	26,442	10.4%
Revenues	$413,439	100.0%	$322,856	100.0%	$253,796	100.0%

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

	Year ended December 31,
	2017		2016		2015
	(in thousands, except percentages)
By Industry Vertical
Media and Entertainment	$99,640	24.1%	$67,912	21.0%	$61,767	24.3%
Travel & Hospitality	68,400	16.5%	63,414	19.6%	38,926	15.3%
Banks, Financial Services and Insurance	94,994	23.0%	59,786	18.5%	31,981	12.6%
Technology & Telecommunications	60,648	14.7%	51,378	15.9%	51,816	20.4%
Professional Services	40,660	9.8%	42,286	13.1%	36,546	14.4%
Consumer, Retail & Manufacturing	36,025	8.7%	28,710	8.9%	28,840	11.4%
Other Verticals	13,072	3.2%	9,370	3.0%	3,920	1.6%
Total	$413,439	100.0%	$322,856	100.0%	$253,796	100.0%

Revenues by Client Concentration

We have increased our revenues by expanding the scope and size of our engagements, and we have grown our key client base primarily through our business development efforts and referrals from our existing clients.

The following table sets forth revenues contributed by our largest client, top five clients, top ten clients and top twenty clients by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2017		2016		2015
	(in thousands, except percentages)
Client concentration
Top client	$42,049	10.2%	$31,249	9.7%	$31,095	12.3%
Top five clients	119,431	28.9%	108,831	33.7%	83,633	33.0%
Top ten clients	173,333	41.9%	150,217	46.5%	118,509	46.7%
Top twenty clients	228,922	55.4%	193,057	59.8%	154,737	61.0%

Our top ten customers for the year ended December 31, 2017 have been working with us for, on average, seven years.

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2016 and 2015 contributed 88.3% and 71.6% of our revenues in 2017, respectively. Our existing clients from 2015 contributed 91.7% of our revenues in 2016. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annual revenues increased (eighteen in 2017, eleven in 2016 and ten in 2015) and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to eighty-two in 2017, sixty in 2016 and fifty-one in 2015. The following table shows the distribution of our clients by revenues for the year presented:

	Year ended December 31,
	2017	2016	2015

Over $5 Million	18	11	10
$1 - $5 Million	64	49	41
$0.5 - $1 Million	45	41	30
$0.1 - $0.5 Million	82	88	100
Less than $0.1 Million	147	151	163
Total Clients	356	340	344

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client's exclusive external technology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Operating Expenses

Cost of Revenues

The principal components of our cost of revenues are salaries and non-reimbursable travel costs related to the provision of services. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. Salaries of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period. Up to 70% of the amounts paid by our Argentine subsidiaries for certain social security taxes in respect of base and incentive compensation of our IT professionals is credited back to those subsidiaries under the Software Promotion Law, reducing the effective cost of social security taxes from approximately 19.0% to approximately 10.0% of the base and incentive compensation on which those contributions are calculated. For further discussion of the Software Promotion Law, see "— Income Tax Expense" below and note 3.7.1.1 to our audited consolidated financial statements for the year ended December 31, 2017.

Also included in cost of revenues is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients.

Our cost of revenues has increased since 2013 in line with the growth in our revenues and reflects the expansion of our operations in Argentina, Uruguay, Colombia, Peru, Mexico, India and the United States primarily due to increases in salary costs, an increase in the number of our IT professionals and the opening of new delivery centers. We expect that as our revenues grow, our cost of revenues will increase. Our goal is to increase revenue per head and thereby increase our gross profit margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represent expenses associated with promoting and selling our services and include such items as salary of our senior management, administrative personnel and sales and marketing personnel, infrastructure costs, legal and other professional services expenses, travel costs and other taxes. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. The credit of up to 70% for certain social security taxes paid by our Argentine subsidiaries that is provided under the Software Promotion Law as described under "— Cost of Revenues" above also extends to payments of such social security taxes in respect of salaries of personnel included in our selling, general and administrative expenses, reducing the effective cost of social security taxes as described above.

Also included in selling, general, and administrative expenses is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in our sales and administration functions.

Our selling, general and administrative expenses have increased primarily as a result of our expanding operations and the build-out of our senior and mid-level management teams to support our growth. We expect our selling, general and administrative expenses to continue to increase in absolute terms as our business expands. However, as a result of our management and infrastructure investments, we believe our platform is capable of supporting the expansion of our business without a proportionate increase in our selling, general and administrative expenses, resulting in gains in operating leverage.

Depreciation and Amortization Expense (included in "Cost of Revenues" and "Selling, General and Administrative Expenses")

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

Other operating (expenses) income, net

Other operating (expenses) income, net includes impairment of tax credits, net of recoveries, and impairment of intangible assets. For the year ended December 31, 2017, we recorded a loss of $1.6 million for impairment of tax credits, which represented an allowance for estimated losses resulting from substantial doubt about the recoverability of some value-added tax credits determined by estimating future uses of such credits. For the year ended December 31, 2016, no impairment of tax credits was recorded. For the year ended December 31, 2015, we recorded a gain of $1.8 million related to the recovery of an impairment of tax credits, which represented the partial reversal of the allowance recognized in prior years after consideration of new facts and circumstances that occurred in that year.

For the year ended December 31, 2017, we recognized an impairment loss of $4.7 million related to the intangible assets acquired in business combinations based on our evaluation of projected lower future cash flows from the related customer relationships. In 2016 and 2015, no impairment losses were recorded.

Gain on Transaction with Bonds

Proceeds Received from Capital Contributions

During the year ended December 31, 2015, our Argentine subsidiaries, with cash proceeds from capital contributions, acquired U.S. dollar-denominated BODEN and BONAR in the U.S. debt markets (in U.S. dollars). BONAR are a form of Argentine sovereign bond with characteristics identical to BODEN. The capital contributions during the year ended December 31, 2015 were related to capital expenditures incurred by our Argentine subsidiaries to establish delivery centers in Bahía Blanca, Mar del Plata and Tucumán, open a new recruiting center in Buenos Aires, make initial payments for a new building agreed with Inversiones y Representaciones S.A. (IRSA) and finance working capital requirements. The BODEN and BONAR trade both in the U.S. and Argentine markets. We consider the Argentine market to be the principal market for these bonds.

After holding the BODEN and BONAR for a certain period of time, our Argentine subsidiaries sold the BODEN and BONAR in the Argentine market. Because the fair value of the BODEN and BONAR in the Argentine markets, converted at the U.S. dollar official exchange rate prevailing in Argentina (which is the rate used to convert transactions in foreign currencies into our Argentine subsidiaries' functional currency, which is the U.S. dollar), during the year ended December 31, 2015 was higher than the quoted U.S. dollar price for the BODEN and BONAR in the U.S. markets, we recognized a gain when remeasuring the fair value of the BODEN and BONAR (expressed in Argentine pesos) into U.S. dollars at the official exchange rate prevailing in Argentina.

The rate of exchange between the Argentine peso and the U.S. dollar may increase or decrease in the future. We cannot predict future fluctuations in the exchange rate of the Argentine peso against the U.S. dollar. In addition, legislative, judicial or administrative changes or interpretations may be forthcoming, which could also affect the exchange rate. Accordingly, our gain reported on transactions with BODEN and BONAR during the year ended December 31, 2015 is not necessarily indicative of the results that may be expected for any future period. If in the future there is a gap between the quoted price of BODEN and BONAR in the Argentine markets (in Argentine pesos) and their quoted price in U.S. markets (in U.S. dollars) as converted at the official exchange rate prevailing in Argentina, our Argentine subsidiaries may acquire, with cash proceeds from capital contributions, U.S. dollar-denominated BODEN and BONAR in the U.S. debt markets (in U.S. dollars).

Finance Income

Finance income consists of foreign exchange gain on monetary assets, liabilities denominated in currencies other than the U.S. dollar and interest gains on time deposits, short-term securities issued by the Argentine Central Bank (Letras del Banco Central), foreign exchange forward contracts and mutual funds.

Finance Expense

Finance expense consists of interest expense on borrowings, loss arising for foreign exchange forward contracts and other investments, foreign exchange loss, other interest and other finance expenses.

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

Under the Software Promotion Law, Argentine companies that are engaged in the design, development and production of software benefit from a 60% reduction in the corporate income tax rate and a tax credit of up to 70% of amounts paid for certain social security taxes that can be applied to offset certain national tax liabilities. When originally enacted in 2004, the Software Promotion Law only permitted this tax credit to be offset against liability for value-added taxes. In 2011, the Software Promotion Law was amended to permit the tax credit to be offset as well against corporate income tax liabilities up to a percentage not higher than the taxpayer's declared percentage of exports (subject to the issuance of implementing regulations), and to extend the reduction in corporate income tax rate and the tax credit regime through 2019. On September 16, 2013, the Argentine government published Regulatory Decree No. 1315/2013, which governs the implementation of the Software Promotion Law. Regulatory Decree No. 1315/2013 introduced specific requirements to qualify for the tax benefits contemplated by the Software Promotion Law. In particular, Regulatory Decree No. 1315/2013 provides that from September 17, 2014 through December 31, 2019 only those companies that are accepted for registration in the National Registry of Software Producers maintained by the Secretary of Industry will be entitled to participate in the benefits of the Software Promotion Law. On June 25, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A. applied for registration in the National Registry of Software Producers.

On March 26, 2015, the Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of Sistemas Globales S.A. and IAFH Global S.A. On April 17, 2015, the Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of Huddle Group S.A. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which have occurred upon its date of publication in the Argentine government's official gazette on before mentioned dates).

On May 7, 2015, we applied to the Subsecretary of Industry for deregistration of Huddle Group S.A. from the National Registry of Software Producers, as the subsidiary had discontinued activities since January 1, 2015. Consequently, Huddle Group S.A. has been subject to a 35% corporate income tax rate from January 1, 2015 until December 31, 2017.

On December 29, 2017, the Argentine government enacted Law No. 27.430, a comprehensive tax reform that became effective on January 1, 2018. Specifically, Law No. 27.430 introduced amendments to income tax (both at corporate and individual levels), value added tax ("VAT"), tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels and tax on the transfer of real estate.

The law decreases the corporate income tax rate from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards.

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

Until December 31, 2017, our subsidiary in Colombia was subject to federal corporate income tax of 34% and a surcharge of 6% calculated on net income before income tax. For fiscal year 2018, the income tax rate will be 33% and surcharge rate will be 4%. For fiscal year 2019 and going forward, the surcharge will be eliminated and the corporate tax rate will remain at 33%.

Until December 31, 2017, our U.S. subsidiary, Globant LLC, is subject to U.S. federal income tax at the rate of 34%. On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act ("2017 Tax Act") that instituted fundamental changes to the taxation of multinational corporations. The 2017 Tax Act includes significant changes to the U.S. corporate income tax system, including a federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, changes regarding net operating loss carryforwards, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. Furthermore, as part of the transition to the new tax system, a one-time transition tax is imposed on a U.S. shareholder's historical undistributed earnings of foreign affiliates. For certain eligible pass-through entities, the 2017 Tax Act provides for a qualified business income deduction. The 2017 Tax Act introduces various changes to the Internal Revenue Code. We are currently evaluating the effect of the changes introduced by the 2017 Tax Act on our business. It is anticipated that meaningful guidance explaining the application of certain provisions of the 2017 Tax Act will be released in the upcoming year.

The reform also introduces base erosion provisions for U.S corporations that are part of a multinational group. For fiscal years beginning after December 31, 2017, a U.S. corporation is potentially subject to tax under the Base Erosion Anti-Abuse Tax provision ("BEAT"), if the controlled group of which it is a part has sufficient gross receipts and derives a sufficient level of "base erosion tax benefits." The provisions introducing the BEAT are complex and there are currently uncertainties surrounding their practical and technical application.

Our subsidiaries in England are subject to corporate income tax at the rate of 19%, which will be reduced to 18% beginning on April 1, 2018.

On September 29, 2014, Law No. 20,780 was published in the Chilean government's official gazette. This law introduced significant changes to the Chilean taxation system and strengthened the powers of the Chilean tax authority to control and prevent tax avoidance. Effective January 1, 2017, Law No. 20,780 created two different corporate tax regimes: the Attributed Income Regime (Sistema de Renta Atribuida) and the Semi-Integrated Regime (Sistema Parcialmente Integrado). Under the Attributed Income Regime, shareholders are taxed on an accrual basis, with a rate of 25% imposed at the operating entity level, plus an additional withholding income tax of 35% for nonresident shareholders. Under this regime, profits are attributed to the shareholders, irrespective of whether a distribution is actually made. Under the Semi-Integrated Regime, shareholders are taxed on a cash basis (when profits are distributed), at a rate of 25.5% for 2017 and 27% for 2018, imposed at the operating entity level, plus an additional withholding income tax of 35% when profits are actually distributed. Under this regime, the corporate rate is creditable against the 35% withholding income tax, but 35% of such credit is required to be paid to the Chilean Treasury, so, in practice, only 65% of the corporate rate is creditable. However, investors from countries with which Chile has signed the Double Tax Treaty as of January 1, 2017 would be entitled to use the 100% of the foreign tax credit, even if at that time the agreement was not yet in force. Under such circumstances, the full tax credit would be applicable until December 31, 2019 if at that time the relevant tax treaty had not yet entered into force. The Semi-Integrated Regime applies to Sistemas Globales Chile. Due to its shareholders being domiciled in Spain, 100% of the income tax will be creditable by them. Sistemas Globales Chile was subject to a corporate income tax rate of 24% during the year ended December 31, 2016. Beginning on January 1, 2017, the corporate income tax rate applicable to Sistemas Globales Chile will increase to 25.5%

Our subsidiary in Brazil is subject to a corporate income tax rate of 24% plus an additional 10% if its pre-tax income is higher than 240,000 reais. As of December 31, 2017, our Brazilian subsidiary had a tax loss carryforward of 1.2 million. The tax loss carryforward will not expire, and our Brazilian subsidiary may utilize it to offset up to 30% of its taxable income in each carryforward year.

On December 31, 2014, Peru enacted Law No 30,296, which made several changes to the Peruvian tax regime. Among other changes, the law decreases corporate income tax rates, effective January 1, 2015, as follows: fiscal year 2015 and 2016, 28%, fiscal year 2017 and 2018, 27%, fiscal year 2019, 26%. The Peruvian Congress on October 6, 2016, issued Law No. 30,506, which provides the Peruvian government the power to legislate regarding matters affecting economic growth, formal compliance, and national security for a 90-day period. Pursuant to the power granted, the Peruvian government issued Legislative Decree No. 1261 on December 10, 2016, which increases the corporate income tax rate, effective January 1, 2017, for fiscal year 2017 onward to 29.5%.

Our subsidiary in Mexico is subject to corporate income tax at the rate of 30%.

Our Indian subsidiary, Globant India Private Limited, is primarily export-oriented and is eligible for certain income tax holiday benefits granted by the government of India for export activities conducted within Special Economic Zones, or SEZs. The services provided by our Pune development center are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the center commenced the provision of services and 50% of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the center meeting defined conditions. Indian profits ineligible for SEZ benefits are subject to corporate income tax at the rate of 34.61%. In addition, all Indian profits, including those generated within SEZs, are subject to the Minimum Alternative Tax (MAT), at the current rate of approximately 21.34%, including surcharges.

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

	Year ended December 31,
	2017		2016		2015
	(in thousands, except percentages)

Consolidated Statements of profit or loss and other comprehensive income:
Revenues (1)	$413,439	100.0%	$322,856	100.0%	$253,796	100.0%
Cost of revenues (2)	(263,171)	(63.7)%	(191,395)	(59.3)%	(160,292)	(63.2)%
Gross profit	150,268	36.3%	131,461	40.7%	93,504	36.8%
Selling, general and administrative expenses (3)	(110,808)	(26.8)%	(81,889)	(25.4)%	(71,594)	(28.2)%
Other operating (expenses) income, net (4)	(6,294)	(1.5)%	—	—%	1,820	0.7%
Profit from operations	33,166	8.0%	49,572	15.3%	23,730	9.3%
Gain on transactions with bonds (5)	—	—%	—	—%	19,102	7.5%
Finance income	7,956	1.9%	16,215	5.0%	27,555	10.9%
Finance expense	(11,036)	(2.7)%	(19,227)	(6.0)%	(20,952)	(8.3)%
Finance (expense) income, net (6)	(3,080)	(0.7)%	(3,012)	(1.0)%	6,603	2.6%
Other income and expenses, net (7)	8,458	2.0%	3,629	1.1%	605	0.2%
Profit before income tax	38,544	9.3%	50,189	15.4%	50,040	19.6%
Income tax (8)	(8,081)	(2.0)%	(14,327)	(4.4)%	(18,420)	(7.3)%
Net income for the year	$30,463	7.4%	$35,862	11.0%	$31,620	12.3%

(1)	Includes transactions with related parties of $5,590, $6,462 and $6,655 for the years ended December 31, 2017, 2016 and 2015, respectively.
(2)	Includes depreciation and amortization expense of $4,339, $4,281 and $4,441 for the years ended December 31, 2017, 2016 and 2015, respectively. Also includes share based compensation for $5,666, $917 and $735 for the years ended December 31, 2017, 2016 and 2015, respectively.
(3)	Includes depreciation and amortization expense of $11,789, $6,637 and $4,860 for the years ended December 31, 2017, 2016 and 2015, respectively. Also includes share based compensation of $8,798, $2,703 and $1,647 for the years ended December 31, 2017, 2016 and 2015, respectively.
(4)	Includes an impairment of tax credits of $1,586 for the year ended December 31, 2017 (see note 4.11 to our audited consolidated financial statements) and a recovery of $1,820 for the year ended December 31, 2015 related to a reversal of the allowance of impairment of tax credits. As of December 31, 2017 includes an impairment of intangibles assets of $4,708 (see note 4.12 to our audited consolidated financial statements).

(5)	Includes a gain on transactions with bonds of $19,102 acquired with funds from capitalizations received by our Argentine subsidiaries for the year ended December 31, 2015. See note 3.17 to our audited consolidated financial statements.
(6)	Includes foreign exchange loss, net, of $2,729, $8,620 and $10,136 for the years ended December 31, 2017, 2016 and 2015, respectively.
(7)	Includes a gain of $6,735 and $418 on the remeasurement of contingent consideration related to the acquisition of Clarice, L4 and WAE, and a gain of $1,727 and $2,981 related to the remeasurement of the fair value of the call and put option over our non-controlling interest in Dynaflows for the years ended December 31, 2017 and 2016, respectively. Also includes a gain of $225 related to the bargain business combination of Difier for the year ended December 31, 2016. See notes 23, 27.10.1 and 27.10.2 to our audit consolidated financial statements. Includes a gain related to the valuation at fair value of our 22.7% share interest held in Dynaflows of $625 for the year ended December 31, 2015. See note 23 to our audited consolidated financial statements.
(8)	Includes deferred tax gains of $5,972, $730 and $1,102 for the years ended December 31, 2017, 2016 and 2015, respectively.

2017 Compared to 2016

Revenues

Revenues were $413.4 million for 2017, representing an increase of $90.5 million, or 28.1%, from $322.9 million for 2016.

Revenues from North America increased by $64.7 million, or 24.8%, to $325.6 million for 2017 from $260.9 million for 2016. Revenues from Latin America and other countries increased by $17.2 million, or 54.8%, to $48.6 million for 2017 from $31.4 million for 2016. Revenues from Europe increased by $9.2 million, or 31.4%, to $38.5 million for 2017 from $29.3 million for 2016. Revenues from Asia decreased by $0.6 million, or 46.2%, to $0.7 million for 2017 from $1.3 million for 2016.

Revenues from technology and telecommunications clients increased by $9.2 million, or 17.9%, to $60.6 million for 2017 from $51.4 million for 2016. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand in gaming, consumer experience services and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $31.7 million, or 46.7%, to $99.6 million for 2017 from $67.9 million for 2016. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our gaming solutions, mobile applications, and consumer experience practices. Revenues from professional services clients decreased by $1.6 million, or 3.8%, to $40.7 million for 2017 from $42.3 million for 2016. The decrease in revenues from clients in this industry vertical was primarily attributable to lower demand for services related to enterprise consumerization, digital content and consumer experience solutions. Revenues from consumer, retail and manufacturing clients increased by $7.3 million, or 25.4%, to $36.0 million for 2017 from $28.7 million for 2016. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to gaming, mobile applications, user experience and social practices, supported by the cross-selling capabilities of our Studios. Revenues from banks, financial services and insurance clients increased by $35.2 million, or 58.9%, to $95.0 million for 2017 from $59.8 million for 2016. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to high performance, analytics, cloud and mobile. Revenues from travel and hospitality clients increased by $5.0 million, or 7.9%, to $68.4 million for 2017 from $63.4 million for 2016. This increase is primarily attributable to large increase in demand for consumer experience and automated testing services. Revenues from clients in other verticals increased by $3.7 million, or 39.4%, to $13.1 million for 2017 from $9.4 million for 2016.

Revenues from our top ten clients in 2017 increased by $23.1 million, or 15.4%, to $173.3 million for 2017 from $150.2 million for 2016, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for 2017, Walt Disney Parks and Resorts Online, increased by $11.0 million, or 35.5%, to $42.0 million for 2017 from $31.0 million for 2016. Revenues from our largest client for 2016, Southwest Airlines Co., decreased by $4.3 million, or 13.8%, to $26.9 million from $31.2 million for 2016.

Cost of Revenues

Cost of revenues was $263.2 million for 2017, representing an increase of $71.8 million, or 37.5%, from $191.4 million for 2016. The increase was primarily attributable to the net addition of 1,060 IT professionals since December 31, 2016, an increase of 20.3%, to satisfy growing demand for our services, which translated into an increase in salaries. Cost of revenues as a percentage of revenues increased to 63.7% for 2017 from 59.3% for 2016. The increase was primarily attributable to the higher variation in exchange rate lag with respect to actual salary increases in nominal Argentine pesos, and to an expansion of our delivery footprint in United States during 2017.

Salaries, employee benefits, social security taxes and share based compensation, the main component of cost of revenues, increased by $67.6 million, or 38.1% to $245.0 million for 2017 from $177.4 million for 2016. Salaries, employee benefits and social security taxes include a $5.7 million share-based compensation expense in 2017 and $0.9 million share-based compensation expense in 2016.

Depreciation and amortization expense was $4.3 million for 2017 and 2016.

Travel and housing was $6.6 million for 2017 and 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $110.8 million for 2017, representing an increase of $28.9 million from $81.9 million for 2016. The increase was primarily attributable to $18.4 million increase in salaries, employee benefits, social security taxes and share based compensation related to the addition of a number of senior sales executives in our main market, the United States; a $5.2 million increase in depreciation and amortization expense; and $3.3 million increase in office expenses, rental expenses related to the opening of our new delivery centers. In addition, there was a $2.3 million increase in professional fees including audit and other professional services. Allowances for doubtful accounts decreased by $1.0 million. Selling, general and administrative expenses as a percentage of revenues increased to 26.8% for 2017 from 25.4% for 2016. Share-based compensation expense within selling, general and administrative expenses accounted for $8.8 million, or 2.1%, as a percentage of revenues for 2017, and $2.7 million, or 0.8%, as a percentage of revenues for 2016.

Other operating expenses, net

Other operating expenses was $6.3 million for 2017. The loss was due to the recognition of an impairment of tax credits of $1.6 million and an impairment of intangibles assets of $4.7 million.

Finance Income

Finance income for 2017 was $8.0 million compared to $16.2 million for 2016, resulting primarily from foreign exchange gains of $6.3 million as compared to $6.2 million in 2016, and gains from short-term investments of $1.2 million as compared to $9.9 million in 2016.

Finance Expense

Finance expense decreased to $11.0 million for 2017 from $19.2 million for 2016, primarily reflecting a foreign exchange loss of $9.0 million mainly related to the impact of the weakening of some Latin American currencies against the U.S. dollar on our monetary assets denominated in such currencies, a loss of $0.6 million arising from held-for-trading investments and interest expense of $0.9 million. Other financial expenses totaled $0.5 million.

Other Income and Expenses, Net

Other income and expenses, net increased to a gain of $8.5 million for 2017 from a gain of $3.6 million for 2016. Our 2017 gain includes a gain of $6.7 million on the remeasurement of contingent consideration related to the acquisition of Clarice, L4 and WAE (see notes 23, 27.10.1 and 27.10.2 of our consolidated financial statements), and a gain of $1.7 million related to the remeasurement at fair value of the call and put option over our non-controlling interest in Dynaflows.

Income Tax

Income tax expense amounted to $8.1million for 2017, a decrease of $6.2 million from a $14.3 million income tax expense for 2016. The decrease in income tax expense was attributable to lower gain related to Argentine forward contracts and the reduced impact of the devaluation of the Argentine peso. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) decreased to 21.0% for 2017 from 28.5% for 2016, principally driven by a more balanced distribution of gains and costs across the company.

Net Income for the Year

As a result of the foregoing, we had a net income of $30.5 million for 2017, compared to $35.9 million for 2016.

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

Revenues from technology and telecommunications clients decreased by $0.4 million, or 0.8%, to $51.4 million for 2016 from $51.8 for 2015. The decrease in revenues from clients in this industry vertical was primarily attributable to lower demand in gaming, consumer experience services and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $6.1 million, or 9.9%, to $67.9 million for 2016 from $61.8 million for 2015. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our gaming solutions, mobile applications, and consumer experience practices. Revenues from professional services clients increased by $5.8 million, or 15.9%, to $42.3 million for 2016 from $36.5 million for 2015. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to enterprise consumerization, digital content and consumer experience solutions. Revenues from consumer, retail and manufacturing clients decreased by $0.1 million, or 0.3%, to $28.7 million for 2016 from $28.8 million for 2015. The decrease in revenues from clients in this industry vertical was primarily attributable to lower demand for services related to mobile applications, testing services, user experience and social practices, supported by the cross-selling capabilities of our Studios. Revenues from banks, financial services and insurance clients increased by $27.8 million, or 86.9%, to $59.8 million for 2016 from $32.0 million for 2015. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to high performance, analytics, cloud and mobile. Revenues from travel and hospitality clients increased by $24.5 million, or 63.0% to $63.4 million for 2016 from $38.9 million for 2015. This increase is primarily attributable to large increase in demand for consumer experience and automated testing services. Revenues from clients in other verticals increased by $5.4 million, or 135.0%, to $9.4 million for 2016 from $4.0 million for 2015.

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

Cost of Revenues

Cost of revenues was $191.4 million for 2016, representing an increase of $31.1 million, or 19.4%, from $160.3 million for 2015. The increase was primarily attributable to the net addition of 606 IT professionals since December 31, 2015, an increase of 13.3%, to satisfy growing demand for our services, which translated into an increase in salaries. Cost of revenues as a percentage of revenues decreased to 59.3% for 2016 from 63.2% for 2015. The decrease was primarily attributable to the lower variation in exchange rate lag with respect to actual salary increases in nominal Argentine pesos during 2016.

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

Selling, General and Administrative Expenses

Selling, general and administrative expense was $81.9 million for 2016, representing an increase of $10.3 million from $71.6 million for 2015. The increase was primarily attributable to a $3.7 million increase in salaries, employee benefits, social security taxes and share based compensation related to the addition of a number of senior sales executives in our main market, the United States; a $1.7 million increase in depreciation and amortization expense; a $2.9 million increase in office and rental expenses; and a $1.7 million increase in Travel and housing. The increases in office expenses, rental expenses and depreciation and amortization expense were related to the opening of the new delivery centers. In addition, there was a $0.1 million increase in professional fees including audit and other professional services. Allowances for doubtful accounts increased by $0.7 million. Selling, general and administrative expenses as a percentage of revenues decreased to 25.4% for 2016 from 28.2% for 2015. Share-based compensation expense within selling, general and administrative expenses accounted for $2.7 million, or 0.8%, as a percentage of revenues for 2016, and $1.6 million, or 0.6%, as a percentage of revenues for 2015.

Other operating income

During 2016, we did not record any impairment of tax credits compared to a gain of $1.8 million for 2015. As of December 31, 2015, the remaining allowance for impairment of tax credits was offset against the carrying value of related Software Promotion Law tax credits.

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

Other Income and Expenses, Net

Other income and expenses, net increased to a gain of $3.6 million for 2016 from a gain of $0.6 million for 2015. Our 2016 gain includes a gain of $0.4 million on the remeasurement of contingent consideration related to the acquisition of Clarice (see note 27.10.1 of our consolidated financial statements), a gain of $3.0 million related to the remeasurement at the fair value of the call and put option over our non-controlling interest in Dynaflows and a gain of $0.2 million related to the bargain business combination of Difier (see note 27.10.2, of our consolidated financial statements).

Income Tax

Income tax expense amounted to $14.3 million for 2016, a decrease of $4.1 million from a $18.4 million income tax expense for 2015. The decrease in income tax expense was attributable to lower gain related to Argentine forward contracts and the reduced impact of the devaluation of the Argentine peso. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) decreased to 28.5% for 2016 from 36.8% for 2015, principally driven by the decrease in the taxable foreign exchange gain from the devaluation of the Argentine peso.

Net Income for the Year

As a result of the foregoing, we had a net income of $35.9 million for 2016, compared to $31.6 million for 2015.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities. For the year 2017, we derived 88.1% of our revenues from clients in North America and Europe pursuant to contracts that are entered into by our subsidiaries located in the United States, Spain and the United Kingdom.

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

The following table sets forth our historical capital expenditures for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
	2017(***)	2016(**)	2015(*)
	(In thousands)
Capital expenditures	$26,314	$21,856	$16,859

*	Excludes impact of Clarice and Dynaflows acquisitions for the year ended December 31,2015.
**	Excludes impact of WAE, Difier and L4 acquisitions for the year ended December 31, 2016.
***	Excludes impact of Ratio and PointSource acquisitions for the year ended December 31, 2017.

Investments

During 2015, we invested $16.9 million in capital expenditures, primarily in setting up our delivery centers in México City, México, Pune, India, Buenos Aires, Argentina and Medellín, Colombia. We also invested in the acquisition of land in Tandil, Argentina, where we plan to build a new facility to consolidate our regional delivery centers.

During 2016, we invested $21.9 million in capital expenditures, primarily to establish our delivery centers in Mexico City, Mexico, Pune, India and Bogota, Colombia.

During 2017, we invested $26.3 million in capital expenditures, primarily to establish our delivery centers in La Plata and Tandil, Argentina, Madrid, Spain, Bogotá and Medellín, Colombia and New York, U.S.

Acquisitions

On May 14, 2015, we acquired Clarice, an innovation consulting and software development firm in India, for an aggregate purchase price of up to $20.2 million, $10.9 million of which is payable on a deferred basis and subject to reduction upon the occurrence of certain events relating to Clarice's billable hours growth during the three years following our acquisition of it.

On May 23, 2016 we acquired WAE, a a service design consultancy, specializing in three distinct but complementary service offerings (Research, Strategy and Creative) for an aggregate purchase price of $19.9 million, of which $11.4 million is payable on a deferred basis and subject to reduction upon the occurrence of certain events relating to, among other things, WAE's gross revenue and gross profit during the two years following our acquisition of it.

On November 14, 2016, we entered into a stock purchase agreement with 3C to purchase 100% of the capital stock of Difier for an aggregate purchase price of $0.025 million. Difier is engaged in the business of providing information technology support services to 3C, which has been and remains the only customer of Difier.

On November 14, 2016, we acquired 100% of shares of L4. L4 offers the digital product consulting, design, development and quality assurance services necessary to build and manage robust digital products. The aggregate purchase price amounted to $20.4 million, of which $9.4 million is payable on a deferred basis and subject to reduction upon the occurrence of certain events relating, among other things, to L4's gross revenue and gross profit during the two years following our acquisition of it.

On February 28, 2017, we acquired 100% of shares of Ratio Cypress, LLC. Ratio offers design, development and quality assurance services necessary to build and manage robust digital products and video streaming solutions for major media companies. The aggregate purchase price amounted to $9.5 million, of which $3.7 million is payable on a deferred basis and subject to reduction upon the occurrence of certain events relating, among other things, to Ratio´s gross revenue and gross profit during the three years following our acquisition of it.

On June 1, 2017, we acquired 100% of shares of PointSource, LLC. PointSource offers digital solutions to its customers which include design, digital strategy, development and marketing services. The aggregate purchase price amounted to $28.6 million, of which $13.1 million is payable on a deferred basis and subject to reduction upon the occurrence of certain events relating to, among other things, to PointSource´s gross revenue and gross profit during the two years following our acquisition of it.

As of December 31, 2017, we had cash and cash equivalents and investments of $60.7 million.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	For the year ended December 31,
	2017	2016	2015

Net cash provided by (used in) operating activities	42,989	31,480	(5,315)

Net cash (used in) provided by investing activities	(57,534)	(27,999)	5,531

Net cash provided by financing activities	16,598	7,699	1,998

Effect of exchange rate changes on cash and cash equivalents	(60)	2,632	311

Cash and cash equivalents at beginning of the year	50,532	36,720	34,195
Cash and cash equivalents at end of the year	52,525	50,532	36,720
Net increase in Cash and cash equivalents at end of year	1,993	13,812	2,525

Operating Activities

Net cash provided by operating activities consists primarily of profits before taxes adjusted for non-cash items, including depreciation and amortization expense, and the effect of working capital changes.

Net cash provided by operating activities was $43.0 million for the year ended December 31, 2017 as compared to net cash provided in operating activities of $31.5 million for the year ended December 31, 2016. This increase of $11.5 million in net cash provided by operating activities was primarily attributable to a $5.7 million increase in profit before income tax expense adjusted for non-cash-items, a $8.5 million increase in working capital and a $2.7 million increase in income tax payments, net of reimbursements.

Changes in working capital in the year ended December 31, 2017 consisted primarily of a $25.6 million increase in trade receivables, a $1.2 million decrease in other receivables, a $4.3 million increase in trade payables, and increase in utilization of provision for contingencies of $0.9 million, a $0.7 million decrease in tax liabilities, and $7.6 million increase in payroll and social security taxes payable. The $25.6 million increase in trade receivables reflects our revenue growth. The $1.2 million decrease in other receivables was mainly related to the decrease in Software Promotion Regime credit. Payroll and social security taxes payable increased to $40.5 million as of December 31, 2017 from $30.3 million as of December 31, 2016, primarily as a result of the growth in our headcount in line with our expansion.

Net cash provided in operating activities was $31.5 million for the year ended December 31, 2016, as compared to net cash used in operating activities of $5.3 million for the year ended December 31, 2015. This increase of $36.8 million in net cash provided by operating activities was primarily attributable to a $29.6 million increase in profit before income tax expenses adjusted for non-cash items, a $4.9 million increase in working capital and a $2.3 million decrease in income taxes paid.

Changes in working capital in the year ended December 31, 2016 consisted primarily of a $5.8 million increase in trade receivables, a $17.1 million increase in other receivables, a $1.2 million decrease in trade payables, and a $1.8 million decrease in tax liabilities, partially offset by a $3.3 million increase in payroll and social security taxes payable. The $5.8 million increase in trade receivables reflects our revenue growth. The $17.1 million increase in other receivables was mainly related to the increase in Software Promotion Regime credit. Payroll and social security taxes payable increased to $30.3 million as of December 31, 2016 from $25.6 million as of December 31, 2015, primarily as a result of the growth in our headcount in line with our expansion.

Investing Activities

Net cash of $57.5 million was used in investing activities for the year ended December 31, 2017 as compared to $28.0 million of net cash used in investing activities during the year ended December 31, 2016. During the year ended December 31, 2017, we invested in mutual funds and sovereign bonds, which generated a cash flow of $1.7 million, we invested $27.5 million in fixed and intangible assets and $31.1 million in acquisition-related transactions, and we lost proceeds of $0.6 million from forward contracts.

Net cash of $28.0 million was used in investing activities for the year ended December 31, 2016, as compared to $5.5 million of net cash provided by investing activities during the year ended December 31, 2015. During the year ended December 31, 2016, we invested in mutual funds and sovereign bonds, which generated a cash flow of $20.4 million, $24.0 million in fixed and intangible assets and $23.3 million in acquisition-related transactions, and we lost proceeds of $1.1 million from forward contracts.

Financing Activities

Net cash of $16.6 million was provided by financing activities for the year ended December 31, 2017, as compared to $7.7 million of net cash provided by financing activities for the year ended December 31, 2016. During the year ended December 31, 2017, we received $5.3 million for the issuance of shares under our share-based compensation plan, $5.7 million proceeds from subscription agreements and proceeds from borrowing for $5.8 million.

Net cash of $7.7 million was provided by financing activities for the year ended December 31, 2016 as compared to $2.0 million of net cash provided by financing activities for the year ended December 31, 2015. During the year ended December 31, 2016, we received $1.9 million for the issuance of shares under our share-based compensation plan, $6.4 proceeds from subscription agreement and paid borrowing for $0.5 million.

Future Capital Requirements

We believe that our existing cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. In addition, as of December 31, 2017, IAFH Global S.A. had recognized an aggregate of $1.5 million in value-added tax credits. We expect to monetize the value of those value-added tax credits by way of cash reimbursement from AFIP during 2017.

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

On August 3, 2017, Globant LLC, our U.S. subsidiary, entered into a secured revolving credit facility with HSBC Bank USA, N.A. and Citibank N.A., with HSBC Bank USA, N.A. acting as administrative agent. Under this credit facility, Globant LLC may borrow up to $40.0 million in advances accruing interest at LIBOR plus 1.75%. This credit facility is guaranteed by Globant S.A. and Globant España S.A. and is secured by Globant LLC's now owned and after-acquired assets. This facility matures on August 2, 2022 and includes the following covenants: delivery of certain financial information; reports on any legal actions, complying with tax payments; maintain an asset coverage ratio of no less than 1.10; limiting Globant LLC's capital expenditures to 5% of our consolidated annual revenue per year; restricted payments must not to exceed $10.0 million per year; Globant LLC's annual revenue must remain at no less than 60% of our consolidated annual revenue and Globant LLC's net intercompany payable outstanding with Argentine affiliates must be no more than five months of billings from Argentina.

As of December 31, 2017, $6.0 million in principal was outstanding this credit facility.

Restrictions on Distribution of Dividends by Certain Subsidiaries

The ability of certain of our subsidiaries to pay dividends to us is subject to their having satisfied requirements under local law to set aside a portion of their net income in each year to legal reserves, as described below.

In accordance with Argentine and Uruguayan companies law, our subsidiaries incorporated in Argentina and in Uruguay must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respective issued share capital. As of December 31, 2017, required legal reserves at our Argentine subsidiaries amounted to $0.8 million and had been set aside as of that date. As of that date, our Uruguayan subsidiary had set aside a legal reserve of $0.04 million, which was fully constituted.

On December 29, 2017, Argentine Law No. 27,430 amending the income tax law was enacted. According to the amendments, for fiscal years beginning on or after January 1, 2018 the distribution of dividends is now subject to a 7% withholding for 2018 and 2019 and 13% withholding for 2020 onwards. The Equalization Tax, which levied distributions made out of previously untaxed income, was eliminated.

On December 23, 2013, the Argentine government adopted a new double taxation treaty with Spain, which applied retroactively from January 1, 2013. According this treaty, the tax applicable on dividends distributed by our Argentine Subsidiaries to the Spain Holdco, is limited to 10% on the gross amount of dividends distributed.

In accordance with Brazilian law, 5% of the net profit of our Brazilian subsidiary must be allocated to form a legal reserve, which may not exceed 20% of its capital. Our Brazilian subsidiary may refrain from allocating resources to the legal reserve during any fiscal year in which the balance of such reserve exceeds 30% of its capital. Our Brazilian subsidiary did not have a legal reserve as of December 31, 2017.

In accordance with Colombian companies law, our Colombian subsidiary must set aside at least 10% of its net income (determined on the basis of its statutory accounts) in each year to legal reserves, until such reserves equal 50% of its issued share capital. As of December 31, 2017, its legal reserves amounted to $0.0004 million and were fully set aside.

Colombia Law No 1,819, published on December 29, 2016, introduced a withholding tax of 5% on dividend distributions to non-resident. This new fiscal obligation is not applicable to our shareholder due to the tax treaty agreement between Colombia and Spain, entered in force on October 28, 2008.

In accordance with Spanish companies law, our Spanish subsidiaries, must set aside at least 10% of its net income (determined on the basis of its statutory accounts) in each year to legal reserves, until such reserves equal 20% of its issued share capital. As of December 31, 2017, the legal reserve amounted to $7.9 million for all Spanish subsidiaries.

In accordance with Mexican law, our Mexican subsidiary must set aside at least 5% of its net income for each year to a legal reserve, until such reserve equals 20% of its issued share capital. As of December 31, 2017, the legal reserve amounted to $0.0 million for our Mexican subsidiary.

In accordance with Peruvian law, our Peruvian subsidiary must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 20% of its issued share capital. As of December 31, 2017, no reserves had been set aside.

In accordance with Chilean law, our Chilean subsidiary is not obliged to appropriate any fixed amount of profit to a legal reserve. As of December 31, 2017, there is no legal reserve constituted.

In accordance with Indian law, our Indian subsidiary must set off all losses incurred by it (including carried over losses from the previous financial year) and make a provision for depreciation (including depreciation for the previous year if it was not already provided for) against the profits earned by it prior to declaring any dividends. Since the declaration of dividends under Indian law is discretionary, our Indian subsidiary is not required to allocate a specific portion of its annual profits to a designated legal reserve for purposes of declaring dividends. As of December 31, 2017, the legal reserve amounted to 0.02 million for our Indian subsidiary.

In addition, with respect to our Argentine subsidiaries, although the transfer of funds abroad by local companies in order to pay annual dividends to foreign shareholders does not require formal approval by the Argentine Central Bank, in the past, the decrease in availability of U.S. Dollars in Argentina had led the Argentine government to impose informal restrictions on local companies and individuals for purchasing foreign currency for the purpose of making payments abroad, such as dividends. Even when the current Argentine administration has lifted most of the foreign exchange restrictions providing greater flexibility and access to the foreign exchange market, the imposition of future exchange restrictions could impair or prevent the conversion of anticipated dividends or distributions payable to us by those subsidiaries from Argentine pesos into U.S. dollars. For further information on these exchange controls, see "Risk Factors — Risks Related to Operating in Latin America and Argentina — Argentina — The imposition in the future of restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina." and "Information on the Company — Business Overview — Regulatory Overview — Foreign Exchange Controls."

Equity Compensation Arrangements

On July 3, 2014, our board of directors and shareholders approved and adopted the 2014 Equity Incentive Plan, which was amended by our board of directors on May 9, 2016 to increase the number of common shares that may be issued as stock awards from 1,666,667 to 3,666,667.

Under the terms of our 2014 Equity Incentive Plan, from its adoption until the date of this annual report, we have granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,103,456 common shares and 344,523 restricted stock units. Most of the options and the restricted stock units under the plan were granted with a vesting period of four years, 25% of the options becoming exercisable on each anniversary of the grant date. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date. Each of our employee share options is exercisable for one of our common shares, and each of our restricted stock units will be settled, automatically upon its vesting, with one of our common shares. No amounts are paid or payable by the recipient on receipt of an option or a restricted stock units. Neither the options nor the restricted stock units carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date).

Share-based compensation expense for awards of equity instruments to employees is determined based on the grant-date fair value of the awards. Fair value is calculated using the Black-Scholes option pricing model.

There were 1,933,239 outstanding stock options as of December 31, 2015, 2,658,595 outstanding stock options as of December 31, 2016 and 2,320,710 outstanding stock options and restricted stock units as of December 31, 2017. For 2017, 2016 and 2015, we recorded $14.5 million, $3.6 million and $2.4 million of share-based compensation expense related to these share option and restricted stock unit agreements, respectively.

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

Revenue Recognition

We use the percentage-of-completion method in accounting for fixed-price contracts. Use of the percentage-of-completion method requires that we estimate each contract's total labor cost to date as a proportion of the total expected labor cost.

This method is followed where reasonably dependable estimates of revenues and costs can be made. Fixed-price contracts generally correspond for services over a period of 12 months or less. Some fixed-price contracts are recurring contracts that establish a fixed amount per month and do not require to apply significant judgment in accounting for those types of contracts. In consequence, the use of estimates is only applicable for those contracts that are on-going at the year end and that are not recurring.

Reviews to these estimates may result in increases or decreases to revenues and income and are reflected in the consolidated financial statements in the periods in which they are first identified. If the estimates indicate that a contract loss will be incurred, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in cost of revenues in the consolidated statement of income and other comprehensive income. Contract losses for the periods presented in these consolidated financial statements were immaterial.

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

We evaluate goodwill for impairment at least annually, or more frequently when there is an indication that the unit may be impaired. When determining the fair value of our cash generating unit, we utilize the income approach using discounted cash flow. The income approach considers various assumptions including increase in headcount, headcount utilization rate income from each country and revenue per employee, income tax rates and discount rates. The assumptions we considered as of December 31, 2017 are the following: projected cash flows for the following five years, the average growth rate considered was 21.5% and the rate used to discount cash flows was 10.58%. The long-term rate used to extrapolate cash flows beyond the projected period was 3%.

Any adverse changes in key assumptions about the businesses and its prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon our evaluation of goodwill, no impairments were recognized during 2017, 2016 and 2015.

Income Taxes

Determining the consolidated provision for income tax expense, deferred income tax assets and liabilities, requires significant judgment. The provision for income taxes includes federal, state, local and foreign taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences in each of the jurisdictions where we operate of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes.

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

Fair value of the shares: For 2014 Equity Incentive Plan, the fair value of the shares is based on the quoted market price of our shares at the grant date. For 2012 Equity Incentive Plan, as our shares were not publicly traded the fair value was determined using the market approach technique based on the value per share of private placements. We had gone in the past through a series of private placements in which new shares have been issued. We understood that the price paid for those new shares was a fair value of those shares at the time of the placement. In January 2012, Globant España S.A. had a capital contribution from a new shareholder, which included cash plus share options granted to the new shareholder, therefore, we considered that amount to reflect the fair value of their shares. The fair value of the shares related to this private placement resulted from the following formula: cash minus fair value of share options granted to new shareholder divided by number of newly issued shares. The fair value of the share options granted to the new shareholder was determined using the same variables and methodologies as the share options granted to the employees. After our reorganization in December 2012, shares of Globant S.A (Luxembourg) were sold by existing shareholders in a private placement to WPP. The fair value of the shares related to this private placement results from the total amount paid by WPP to the existing shareholders.

Expected volatility: As we do not have sufficient trading history for the purpose of valuing our share options, the expected volatility of our shares was estimated by using the average historic price volatility of the NASDAQ 100 Telecommunication Index.

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

Call option over non-controlling interest

As of December 31, 2017 and 2016, we held a call option to acquire 33.27% of the remaining interest in Dynaflows S.A., which could be exercised from October 22, 2020 until October 21, 2021. We calculated the fair value of this option using the Black-Scholes option model. The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, maturity, risk-free interest rate, value of the underlying asset and dividend yield.

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

Risk free rate: The risk-free rate for periods within the contractual life of the option was based on the Argentinean bonds (“BONAR”) with a quote in the U.S. market with maturities similar to the expected term of the option.

Value of the underlying assets: We considered a multiple of EBITDA and revenue resulting from the implied multiple in Dynaflows adjusted by the lack of control.

Dividend yield: We did not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Recoverability of internally generated intangible assets

During the year, we considered the recoverability of the internally generated intangible asset that is included in our consolidated financial statements as of December 31, 2017 and 2016 with a carrying amount of $6,395 and $3,904, respectively.

We conducted a detailed recoverability analysis, considering both revenue from customers in the case of assets sold to third parties and internal usage for those assets that are used internally. As a result of this analysis, we believe that the carrying amount of the internally generated intangible assets will be recovered in full. This situation will be closely monitored, and adjustments made in future periods if future market activity indicates that such adjustments are appropriate.

Fair value measurement and valuation processes

Certain assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, we use market-observable data to the extent it is available. Where Level 1 inputs are not available, if necessary we engage third party qualified valuers to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in note 27.9 to the Consolidated Financial Statements included in this annual report.

Useful lives of property, equipment and intangible assets

We review the estimated useful lives of property, equipment and intangible assets at the end of each reporting period. We determined that the useful lives of the assets included as property, equipment and intangible assets are in accordance with their expected lives.

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

The allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each client, historical collections experience and other information, including the aging of the receivables. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The allowance for impairment of tax credits

As of December 31, 2017, we recorded an allowance for impairment of tax credits for an amount of $1.5 million for estimated losses resulting from substantial doubt about the recoverability of some tax credits. This allowance for impairment of tax credits was determined by estimating future uses of tax credits against value-added tax positions.

The tax credits included in the allowance for impairment are mainly related to Argentine taxation. We estimated the future VAT credit and VAT debit that comes from domestic purchases and sales, respectively. Since exports are zero-rated, any excess portion of the credit not used against any VAT debit is reimbursable to us, through a special VAT recovery regime. However, according to VAT recovery rules, there are certain limitations on the amount that may be reimbursed, and we consider any VAT credit that cannot be reimbursed to be an impairment.

Recoverability of intangible assets acquired in business combinations

We evaluate intangible assets acquired in business combinations for impairment at least annually or more frequently when there is an indication that the asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount is the higher of fair value less costs of disposal and value in use. The determination of the fair value of intangible assets acquired in business combinations involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital. When determining the fair value, we utilize the income approach using discounted cash flow.

A total amount of $4.7 million of impairment loss related to the intangible assets acquired in business combinations was recognized as of December 31, 2017 and is included as other operating expenses. The impairment was recognized as a result of our evaluation of such intangible assets, upon which we projected lower future cash flows from the related customer relationships. In 2016 and 2015 no impairment losses were recorded.

Application of New and Revised International Financial Reporting Standards

New accounting pronouncements

We have not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 9	Financial Instruments[1]
IFRS 15	Revenue from contracts with customer[1]
IFRS 16	Leases[2]
IFRIC 22	Foreign Currency Transactions and Advance Consideration[1]
IFRIC 23	Uncertainty over Income Tax Treatments[4]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its
Associate or Joint Venture[3]
Amendments to IFRS 2	Share-based payments[1]
Clarifications to IFRS 15	Revenue from contracts with customer1 |
Amendments to IAS 28	Annual improvements 2014 -2016 Cycle[1]
Amendment to IAS 28	Long-term Interests in Associates and Joint Ventures[4]
Amendment to IFRS 9	Prepayment Features with Negative Compensation[4]
Amendments to IFRS 3 and 11 and IAS 12 and 23	Annual improvements 2015-2017 Cycle[5]
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement[4]
Amendments to References to the Conceptual Framework in IFRS Standards[5]

1 Effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

2 Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted if IFRS 15 has also been applied.

3 Effective date deferred indefinitely.

4 Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.

5 Effective for annual periods beginning on or after January 1, 2019.

•	In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, which introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. On July 24, 2014, the IASB published the final version of IFRS 9 'Financial Instruments'. IFRS 9, as revised in July 2014, introduces a new expected credit loss impairment model. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised. Also limited changes to the classification and measurement requirements for financial assets by introducing a 'fair value through other comprehensive income' (FVTOCI) measurement category for certain simple debt instruments.

Based on our analysis of financial assets and financial liabilities as of December 31, 2017 on the basis of the facts and circumstances that exists at that date, the directors have performed an assessment of the impact of IFRS 9 to our consolidated financial statements as follows:

•	Classification and measurement: all financial assets and financial liabilities will continue to be measured on the same bases as is currently adopted under IAS 39.
•	Impairment: our management does not anticipate that the application of the IFRS 9 Impairment requirements will have a material impact on our consolidated financial statements.
•	Hedge accounting: our management does not anticipate that the application of the IFRS 9 Hedge accounting requirements will have a material impact on our consolidated financial statements.

It should be noted that the above assessment was made based on our analysis of the financial assets and financial liabilities as of December 31, 2017 on the basis of the facts and circumstances that existed at that date. This new standard is effective for periods beginning on or after January 1, 2018.

•	On May 28, 2014 the IASB published its new revenue Standard, IFRS 15 "Revenue from Contracts with Customers". IFRS 15 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations when it becomes effective. The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer or promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the standard introduces a five-step approach to revenue recognition:

•	Step 1: Identify the contract with the customer
•	Step 2: Identify the performance obligations in the contract
•	Step 3: Determine the transaction price
•	Step 4: Allocate the transaction price to the performance obligations in the contracts
•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

On April 12, 2016 the IASB published amendments with clarifications to IFRS 15 'Revenue from Contracts with Customers'. The amendments address the following topics: identifying performance obligations, principal versus agent considerations, and licensing, and provide some transition relief for modified contracts and completed contracts.

Under IFRS 15, an entity recognises revenue when or as performance obligation is satisfied, i.e. when control of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018. The standard permits a modified retrospective approach for the adoption. We will apply the standard retrospectively with the cumulative effect recognized at the date of initial application.

We performed an assessment on the five-step approach introduced by IFRS 15 considering its revenue streams. We have written contracts with each customer where a service is provided. Each contract specified a detail of the performance obligation, the transaction price per each performance obligation identified and how this performance obligation is transferred to the customer.

Our services are performed under both time-and-material and fixed-price contracts. For revenues generated under time-and-material contracts, revenues are recognized as services are performed with the corresponding cost of providing those services reflected as cost of revenues when incurred. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client. We have assessed that these performance obligations are satisfied over time and that the method currently used to measure the progress towards complete satisfaction of these performance obligations will continue to be appropriate under IFRS 15.

We recognize revenues from fixed-price contracts based on the percentage of completion method. Under this method, revenue is recognized in the accounting periods in which services are rendered. We have assessed that these performance obligations are satisfied over time, applying the input method by recognizing revenue on the basis of our efforts to the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation. Accordingly, the method currently used to measure the progress towards complete satisfaction of these performance obligations will continue to be appropriate under IFRS 15.

Apart from providing more extensive disclosures on our revenue transactions, we do not anticipate that the application of IFRS 15 will have a significant impact on the financial position and/or our financial performance.

•	On January 13, 2016, the IASB issued the IFRS 16 which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, with the distinction between operating and finance leases removed, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value to be accounted for by simply recognizing an expense, typically straight line, over the lease term. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 supersedes IAS 17 and related interpretations. Furthermore, extensive disclosures are required by IFRS 16. As of December 31, 2017, we have non–cancellable operating lease commitments of $33.5 million for office space and office equipment. IAS 17 does not require the recognition of any right-of-use or liability for future payments for these leases; instead, certain information is disclosed as operating lease commitment in note 26. If these arrangements meet the definition of a lease under IFRS 16, we will recognize a right–of–use asset and a liability in respect of them unless they qualify of a low value or short–term leases upon the application of IFRS 16. In contrast, for finance leases where we are a lessee, we will recognize an asset and a related finance lease liability for the lease arrangement. Management are currently assessing its potential impact of the application of IFRS 16. It is not practicable to provide a reasonable estimate of the financial effect on the amounts recognized in our consolidated financial statements until the management complete the review. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application being permitted if IFRS 15 has also been applied. We have not opted for early application.

•	On December 8, 2016, the IASB published IFRIC 22, which was developed by the IFRS Interpretations Committee to clarify the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The interpretation is being issued to reduce diversity in practice related to the exchange rate used when an entity reports transactions that are denominated in a foreign currency in accordance with IAS 21 in circumstances in which consideration is received or paid before the related asset, expense, or income is recognized.

The interpretation is effective prospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The management does not anticipate that the application of this interpretation will have a material impact on our Financial Statements.

•	On June 7, 2017, the IASB published IFRIC 23 "Uncertainty over Income Tax Treatments", which was developed by the IFRS Interpretations Committee to clarify the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The interpretation specifically considers:

◦	Whether tax treatments should be considered collectively.
◦	Assumptions for taxation authorities' examinations.
◦	The determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.
◦	The effect of changes in facts and circumstances.

The interpretation is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted. We have not opted for early application. The management does not anticipate that the application of this interpretation will have any impact on our Financial Statements.

•	On September 11, 2014, the IASB issued amendments to IFRS 10 and IAS 28. These amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

◦	require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);
◦	require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognised only to the extent of the unrelated investors' interests in that associate or joint venture.

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

•	On June 20, 2016, the IASB issued amendments to IFRS 2 (share-based payments). The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The directors do not anticipate that the application of these amendments will have a material impact on our consolidated financial statements. The amendments are effective prospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

•	On December 8, 2016, the IASB issued amendments to IAS 28 (Investments in associates and joint ventures) as a result of the IASB's annual improvement 2014–2016 project. The amendment clarifies that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organization, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by- investment basis, upon initial recognition.

We do not anticipate that the application of this amendment will have a material impact on our consolidated financial statements. The amendment to IAS 28 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

•	On October 12, 2017 the IASB published the amendment to IAS 28 "Long-term Interests in Associates and Joint Ventures". This amendment clarifies that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

The amendments are to be applied retrospectively but they provide transition requirements similar to those in IFRS 9 for entities that apply the amendments after they first apply IFRS 9. They also include relief from restating prior periods for entities electing, in accordance with IFRS 4 Insurance Contracts, to apply the temporary exemption from IFRS 9. Full retrospective application is permitted if that is possible without the use of hind sight.

The amendments are effective for periods beginning on or after 1 January 2019. Earlier application is permitted. It is not practicable to provide a reasonable financial estimate of the effect until the management complete a review of the application of the amendment. We have not opted for early application.

•	On October 12, 2017 the IASB published the amendment to IFRS 9 "Prepayment Features with Negative Compensation". This amendment modifies the existing requirements in IFRS 9 regarding termination rights in order to allow measurement at amortised cost (or, depending on the business model, at fair value through other comprehensive income) even in the case of negative compensation payments. Under the amendments, the sign of the prepayment amount is not relevant, i. e. depending on the interest rate prevailing at the time of termination, a payment may also be made in favor of the contracting party effecting the early repayment. The calculation of this compensation payment must be the same for both the case of an early repayment penalty and the case of an early repayment gain.

The final amendments also contain (in the Basis for Conclusions) a clarification regarding the accounting for a modification or exchange of a financial liability measured at amortised cost that does not result in the derecognition of the financial liability. The IASB clarifies that an entity recognises any adjustment to the amortised cost of the financial liability arising from a modification or exchange in profit or loss at the date of the modification or exchange. A retrospective change of the accounting treatment may therefore become necessary if in the past the effective interest rate was adjusted and not the amortised cost amount.

The amendments are effective for periods beginning on or after January 1, 2019. Earlier application is permitted. It is not practicable to provide a reasonable financial estimate of the effect until the management complete a review of the application of the amendment. We have not opted for early application.

•	On December 12, 2017, the IASB issued amendments to the following standards as result of the IASB's annual improvements 2015-2017 project:

◦	IFRS 3 (Business combinations): clarifies that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business.
◦	IFRS 11 (Joint arrangements): clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.
◦	IAS 12 (Income tax): clarifies that all income tax consequences of dividends (i.e. distribution of profits) should be recognised in profit or loss, regardless of how the tax arises.
◦	IAS 23 (Borrowing costs): clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings.

The management does not anticipate that the application of these amendments will have a material impact on our consolidated financial statements. The amendments are all effective for annual periods beginning on or after January 1, 2019.

•	On February 7, 2018, the IASB published the following amendments to IAS 19 "Plan Amendment, Curtailment or Settlement":

◦	If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement.
◦	In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

The amendments are effective for periods beginning on or after January 1, 2019. Earlier application is permitted but must be disclosed.

•	On March 29, 2018, the IASB issued the Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32. Not all amendments, however update those pronouncements with regard to references to and quotes from the framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the framework they are referencing to (the IASC framework adopted by the IASB in 2001, the IASB framework of 2010, or the new revised framework of 2018) or to indicate that definitions in the standard have not been updated with the new definitions developed in the revised Conceptual Framework. The amendments are effective for annual periods beginning on or after 1 January 2020.

C. Research and Development, Patents and Licenses, etc.

See “Business Overview — Intellectual Property.”

D. Trend Information

See "— Operating Results — Factors Affecting Our Results of Operations."

E. Off-Balance Sheet Arrangements

As of and for the three years ended December 31, 2017, we were not party to any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of December 31, 2017 and the effect such obligations are expected to have on our liquidity and cash flows.

	Payments due by period (in thousands)
	Total	Less than 1 year	2-3 years	More than 4 years
Borrowings	$6,011	$6,011	$—	—
Interest to be paid on borrowings	44	44	—
Operating lease obligations	34,694	12,736	20,756	1,202
Other financial liabilities (1)	29,238	10,664	18,574	—
Total	$69,987	$29,455	$39,330	$1,202

(1)	Relates to Huddle, Clarice, Dynaflows, WAE, L4, Ratio and PointSource acquisitions. See note 23 to our audited consolidated financial statements.

G. Safe harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Statements Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

The table below sets forth information concerning our directors as of March 26, 2018.

Name	Position	Age	Date of Appointment	Current Term Expiring at Annual Meeting of Shareholders to Be Held in Year
Martín Migoya	Chairman of the Board and Chief Executive Officer	50	May 6, 2016	2018
Martín Gonzalo Umaran	Director and Chief of Staff	49	May 8, 2017	2020
Guibert Andrés Englebienne	Director and Chief Technology Officer	51	May 8, 2017	2020
Francisco Álvarez-Demalde	Director	39	May 4, 2015	2019
Mario Eduardo Vázquez	Director	82	May 6, 2016	2019
Philip A. Odeen	Director	82	May 4, 2015	2018
David J. Moore	Director	65	May 4, 2015	2018
Marcos Galperin	Director	46	May 6, 2016	2019
Linda Rottenberg	Director	49	May 8, 2017	2020

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

Mario Eduardo Vázquez

Mr. Vázquez has served as a member of our board of directors and chairman of Globant’s audit committee since June 2012. From 2003 to 2006, he served as the Chief Executive Officer of Grupo Telefónica in Argentina. Mr. Vázquez worked in auditing for Arthur Andersen for 33 years until his retirement in 1993, including 23 years as a partner and general director in many of Globant’s markets, including Argentina, Chile, Uruguay, and Paraguay. As former partner and general director of Arthur Andersen, Mr. Vázquez has significant experience with U.S. GAAP accounting and in assessing internal control over financial reporting. Mr. Vázquez currently serves on the board of directors of MercadoLibre, Inc and is currently a member of the Audit Committee of both MercadoLibre, Inc and Despegar S.A. Also, Mr. Vazquez currently serves as member of the compensation committee of MercadoLibre, Inc where Mr. Galperin serves as chief executive officer. Mr. Vázquez served as a member of the board of directors of YPF, S.A. and as the president of the Audit Committee of YPF, S.A, until April 2012. He has also served as a member of the board of directors of Telefónica Argentina S.A., Telefónica Holding Argentina S.A., Telefónica Spain S.A., Banco Santander Rio S.A., Banco Supervielle Societe General S.A., and CMF Banco S.A., and as alternate member of the board of directors of Telefónica de Chile S.A. Mr. Vázquez received a degree in public accounting from the Universidad de Buenos Aires. We believe that Mr. Vázquez is qualified to serve on our board of directors due to his financial expertise and his experience serving as a director of other companies.

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

Linda Rottenberg

Ms. Rottenberg has served as a member of our board of directors since 2017. She was a co-founder of Endeavor and serves as its chief executive officer. Ms. Rottenberg serves on the board of directors of Zayo Group Holdings, Inc., a bandwidth infrastructure company, and Olo, an online ordering platform. She is graduate of Harvard College and Yale Law School. We believe that Ms. Rottenberg is qualified to serve on our board of directors due to her knowledge and experience in the technology industry and experience serving as a director of other companies.

Senior Management

Our group senior management is made up of the following members:

Name	Position
Martín Migoya	Chief Executive Officer
Martín Gonzalo Umaran	Chief of Staff
Guillermo Marsicovetere	Chief Strategy Officer
Guibert Andrés Englebienne	Chief Technology Officer
Nestor Nocetti	Executive Vice President, Corporate Affairs
Alejandro Scannapieco	Chief Financial Officer
Yanina Maria Conti	Chief Accounting Officer
Guillermo Willi	Chief People Officer
Gustavo Barreiro	Chief Information Officer
Patricio Pablo Rojo	General Counsel
Wanda Weigert	Director of Marketing
Patricia Pomies	Chief Delivery Officer

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

Yanina Maria Conti

Mrs. Conti has been our Chief Accounting Officer since 2017. From 2013 until 2017, she served as our SEC Reporting and Audit Manager. From 2004 to 2013, Mrs. Conti worked for Ernst & Young, auditing large public and private firms and gaining experience with IFRS accounting and audit procedures. As our Chief Accounting Officer, Mrs. Conti is in charge of accounting, tax, transactional, external audit and reporting. Mrs. Conti has a degree in public accounting and in business administration from the Universidad de Buenos Aires.

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

Gustavo Barreiro

Mr. Barreiro has been our Chief Information Officer since July 2012. From 2010 to July 2012, Mr. Barreiro served as our Executive Vice President, Delivery, managing our delivery partners, staffing, recruiting, project managers, and site managers. As Globant's Chief Information Officer, Mr. Barreiro is responsible for our infrastructure team (IT operations and information security), enterprise applications, and IT services. He holds a bachelor's degree in industrial engineering from the Universidad de Buenos Aires and a master's degree in business administration from the Instituto para el Desarollo Empresario Argentino (IDEA).

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

Patricia Pomies

Mrs. Pomies has been our Chief Delivery Officer since January 2017. In this role, Mrs. Pomies is in charge of our overall strategy related to quality of service and delivery. Mrs. Pomies first joined our company in 2012 and was previously a director of Europe, Middle East and Africa (EMEA) and on-line, insurance and travel (OIT), two of our main business units. As such, she was responsible for each unit’s business and operations, with particular focus on expanding the EU market. Mrs. Pomies was director at Educ.ar Portal from 2003 to 2013, a key initiative within Argentina’s Ministry of Education for principals, teachers, students and families to adopt information and communication technologies in education. Additionally, she was responsible for content production and tracking of “Equality Connect,” a program directly supported by the President of Argentina to distribute more than 3.5 million netbooks within the Argentine public education system. Mrs. Pomies has been a Professor of Social Communication at Maimonides University and Assistant Professor of Communication Sciences at the University of Buenos Aires.

B. Compensation

Compensation of Board of Directors and Senior Management

The total fixed and variable remuneration of our directors and senior management for the years ended December 31, 2017, 2016 and 2015 amounted to $4.5 million, $4.4 million and $4.2 million, respectively.

We adopted an equity incentive plan in connection with the completion of our initial public offering. See “— 2014 Equity Incentive Plan”. From the adoption of this plan until the date of this annual report we granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,103,456 common shares and 344,523 restricted stock units. In addition, we replaced our existing variable compensation arrangements with a new short-term incentive plan providing for the payment of bonuses based on the achievement of certain financial and operating performance measures.

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

Administration. The plan is administered by our compensation committee. The administrator has the full authority and discretion to administer the plan and to take any action that is necessary or advisable in connection with the administration of the plan, including without limitation the authority and discretion to interpret and construe any provision of the plan or any agreement or other documents relating to the plan. The administrator’s determinations will be final and conclusive.

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

Notwithstanding the foregoing, the vesting schedule of all of the outstanding stock options granted to certain senior executives will be accelerated in the event of a transaction resulting in a change in control if (i) no provision is made in connection with the transaction for the continuation or assumption of the relevant executive’s outstanding options by, or for the substitution of the equivalent awards of, the surviving or successor entity or a parent thereof, or (ii) the relevant executive is dismissed without cause within a two-year period following the change in control.

Amendment and Termination. No award will be granted under the plan after the close of business on the day before the tenth anniversary of the effective date of the plan. Our board of directors may amend or terminate the plan at any time. Shareholder approval is required to reprice underwater options.

Director Compensation

Independent members of our board of directors receive cash compensation for their services as directors and reimbursement of reasonable and documented costs and expenses incurred by them in connection with attending any meetings of our board of directors or any committees thereof. Members of our senior management who are members of our board of directors (Messrs. Migoya, Umaran and Englebienne) have received and will continue receiving cash compensation and share based compensation for their services as executive officers. See “— Compensation of Board of Directors and Senior Management.”

In 2017, we paid an aggregate of $287,500 in director fees to certain members of our board of directors who are considered independent.

Neither members of our senior management who are members of our board of directors nor members of our board of directors who continue to provide services to, or are affiliated with WPP, will receive compensation from us for their service on our board of directors. Accordingly, Messrs. Migoya, Umaran, Englebienne and Moore will not receive compensation from us for their service on our board of directors. Only those directors who are considered independent directors under the corporate governance rules of the NYSE will be eligible, subject to our shareholders’ approval, to receive compensation from us for their service on our board of directors. Ms. Rottenberg and Messrs. Galperin, Odeen, Álvarez-Demalde and Vázquez as well as other independent directors will be paid annually a cash amount ranging between $75,000 and $100,000.

In 2017, we granted restricted stock units to Linda Rottenberg, Martin Migoya, Martín Umaran and Guibert Englebienne in the amounts of 2,671, 30,181, 2,029 and 15,264, respectively, all of which are subject to ratification by our shareholders at the annual general meeting.

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

In 2016, our compensation committee approved an amendment to Martín Migoya’s noncompetition agreement to increase his compensation to 36 times the highest monthly compensation paid to him during the 12-month period immediately preceding the date of termination of his employment. In addition, our compensation committee approved an amendment each founder’s noncompetition agreement so that the compensation calculation will include the proportional amount of any variable annual cash compensation payable to each founder, at target amounts, and that each founder will be entitled to receive continued health coverage and life insurance after the termination of their employment and for a period of 36 months in the case of Martín Migoya and 24 months for the other founders.

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

The current members of our audit committee are Messrs. Rottenberg, Odeen and Vázquez, with Mr. Vázquez serving as the chairman of our audit committee and our audit committee financial expert as currently defined under applicable SEC rules. Each of Messrs. Vázquez, Rottenberg and Odeen satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well us under Rule 10A-3 under the Exchange Act.

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

D. Employees

Our Globers

People are one of our most valuable assets. Attracting and retaining the right employees is critical to the success of our business and is a key factor in our ability to meet our client’s needs and the growth of our client and revenue base.

As of December 31, 2017, 2016 and 2015, on a consolidated basis, we had 6,753, 5,631 and 5,041 employees, respectively.

As of December 31, 2017, we had 68 Globers, principally at our delivery center located in Rosario, Argentina, who are covered by a collective bargaining agreement with FAECYS, which is renewed on an annual basis.

The following tables show our total number of full-time employees as of December 31, 2017 broken down by functional area and geographical location:

Number of employees
Technology	5,881
Operations	398
Sales and Marketing	90
Management and administration	384
Total	6,753

Number of employees
Argentina	2,610
Brazil	32
Colombia	1,441
Chile	167
United Kingdom	36
Uruguay	419
United States	615
Mexico	577
Peru	99
India	705
Spain	52
Total	6,753

In 2007, we commenced shifting from a Buenos Aires-centric delivery model to a distributed organization with locations across Argentina, Latin America, Asia, and elsewhere. We believe that decentralizing our workforce and delivery centers improves our access to talent and could mitigate the impact of IT professionals’ attrition on our business. Additionally, we provide employees with more choices of where to work, which improves satisfaction and helps us retain our Globers. We continue to draw talent primarily from Latin America and Asia’s abundant skilled talent base.

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

Employee retention is one of our main priorities and a key driver of operational efficiency and productivity. We seek to retain top talent by providing the opportunity to work on cutting-edge projects for world-class clients, a flexible work environment, training and development programs, and non-traditional benefits. The total attrition rate among our Globers was 18.0%, 19.3% and 17.7% for the years ended December 31, 2017, 2016 and 2015, respectively.

Training and Development

We dedicate significant resources to the development and professional growth of our employees through training programs, career plans, mentoring, talent assessment, succession planning and performance management.

In 2015, Globant Academy was launched. Globant Academy is a continuous training program in which all of our training efforts are consolidated and formalized within four distinct schools (Technology, Leadership, Corporate and Languages).

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

We also use specific programs to recruit, train and develop our employees. Bootcamps is a program to select, train and hire talented employees. U-Grow is a program to educate university students about technologies, processes and methodologies while they intern with us. This program also serves as a recruitment source of junior-level employees. Acamica is an e-learning platform to provide technical training through in-person courses and videos.

One of our main focuses is to provide transparency and enable our employees to enhance their profession development within our organization. As part of our efforts to accomplish these objectives, we host a special annual program, called “Career Day Events".

For our leaders, we launched a Leadership Community, in which leaders can find relevant information for their roles and obtain training through various offerings, including specific onboardings, knowledge sharing sessions and various resource materials.

Through our Learning Community, we connect our employees with internal learning collaborators and leading resources.

Compensation

We offer our Globers a compensation package consisting of base salary, short term incentives, long term incentives (for certain eligible positions) and fringe benefits. The variable component of our compensation package is intended to strengthen the our values and culture, foster employee improvement and development, and align with our business strategy to pay for performance and development. Based on the Glober's position, bonus payments under the short term incentive plan are contingent on the accomplishment of key metrics, such as performance results, manager feedback and Globant's results. For key employees, we offer a long term incentive program in the form of share based compensation.

We offer several benefits including subsidized company trips, extended maternity and paternity leaves, health plans for Globers (and in some countries, for the Glober's family), yoga, relaxation and massage sessions, and corporate discount programs at certain universities and gyms.

E. Share Ownership

Share Ownership

The total number of shares of the company beneficially owned by our directors and executive officers, as of the date of this annual report, was 1,805,539 (includes common shares subject to options that are currently exercisable or will be exercisable within 60 days of March 26, 2018 as well as common shares issuable upon settlement of restricted stock units that have vested or will vest within 60 days of March 26, 2018), which represents 4.97% of the total shares of the company. See table in “Major Shareholders and Related Party Transactions — Major Shareholders.”

Share Options

See “— Compensation — Compensation of Board of Directors and Senior Management — 2014 Equity Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of March 26, 2018, by:

•	each of our directors and members of senior management individually;
•	all directors and members of senior management as a group; and
•	each shareholder whom we know to own beneficially more than 5% of our common shares.

As of March 26, 2018, we had 36,343,471 issued and outstanding common shares. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, to receive the economic benefit of ownership of the securities, or has the right to acquire such powers within 60 days. Common shares subject to options, restricted stock units, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of March 26, 2018 are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. As of March 26, 2018, we had 129 holders of record in the United States with approximately 72.90% of our issued and outstanding common shares.

	Number	Percent
Directors and Senior Management
Francisco Álvarez-Demalde (1)	6,750	*
Gustavo Barreiro (2)	56,939	*
Yanina Maria Conti (3)	250	*
Guibert Englebienne (4)	337,511	*
Marcos Galperin (5)	22,170	*
Guillermo Marsicovetere (6)	12,765	*
Martín Migoya (7)	426,981	1.19%
Nestor Nocetti (8)	346,440	*
Philip A. Odeen (9)	22,170	*
Patricio Pablo Rojo (10)	97,499	*
Linda Rottenberg (11)	2,671	*
Alejandro Scannapieco (12)	18,784	*
Martín Umaran (13)	384,815	1.07%
Mario Vazquez (14)	22,170	*
Guillermo Willi (15)	34,764	*
David Moore	—	*
Wanda Weigert (16)	11,000	*
Patricia Pomies	1,860	*
All executive officers and directors as a group	1,805,539	5.03%
*Less than 1%
5% or More Shareholders:
WPP Luxembourg Gamma Three S.á.r.l. (17)	6,687,548	18.66%
Capital World Investors (18)	2,995,146	8.36%
GIC Asset Management Pte. LTD (19)	2,716,925	7.58%
Morgan Stanley Investment Management Inc. (20)	2,904,646	8.10%
JPMorgan Chase & Co. (21)	2,028,954	5.66%

(1)	Includes 6,750 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(2)	Includes 13,436 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(3)	Includes 250 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(4)	Includes 63,125 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable, and 177,166 common shares held by a revocable trust formed under New Zealand law (the “Revocable Englebienne Trust Shares”) formed by Mr. Englebienne that was established for the benefit of Mr. Englebienne, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Englebienne Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the 177,166 common shares held by such company.
(5)	Includes 22,170 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(6)	Includes 12,500 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.

(7)	Includes 170,811 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable, and 177,040 common shares held by a revocable trust formed under New Zealand law (the “Revocable Migoya Trust Shares”) formed by Mr. Migoya that was established for the benefit of Mr. Migoya, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Migoya Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the 177,040 common shares held by such company.
(8)	Includes 9,375 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable, and 252,770 common shares held by a revocable trust formed under New Zealand law (the “Revocable Nocetti Trust Shares”) formed by Mr. Nocetti that was established for the benefit of Mr. Nocetti, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Nocetti Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the 252,770 common shares held by such company.
(9)	Includes 22,170 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(10)	includes 67,499 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(11)	Includes 2,671 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(12)	Includes 726 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(13)	Includes 50,625 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable, and 259,241 common shares held by a revocable trust formed under New Zealand law (the “Revocable Umaran Trust Shares”) formed by Mr. Umaran that was established for the benefit of Mr. Umaran, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Umaran Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the 259,241 common shares held by such company.
(14)	Includes 22,170 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(15)	Includes 23,126 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(16)	Includes 11,000 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(17)	The ultimate parent of WPP Luxembourg Gamma Three S.a r.l. is WPP plc, a company incorporated in Jersey. Paul W.G. Richardson, Group Finance Director of WPP plc, holds voting and dispositive power over the 6,687,548 common shares indirectly held by WPP plc.
(18)	Based on a Schedule 13G/A filed with the SEC on February 14, 2018. Capital World Investors, in its capacity as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act and as a division of Capital Research and Management Company, beneficially owns 2,995,146 of our common shares and has sole voting and dispositive power with respect to all 2,995,146 shares.
(19)	Based on a Schedule 13G/A filed with the SEC on January 23, 2018. GIC Private Limited beneficially owns 2,716,925 of our common shares and has sole and dispositive power with respect to 2,031,722 of such shares and shared voting and dispositive power with respect to 685,203 of such shares.
(20)	Based on a Schedule 13G/A filed jointly by Morgan Stanley and Morgan Stanley Investment Management Inc. (“MSIM”) with the SEC on February 12, 2018. Each of Morgan Stanley and MSIM beneficially own 2,904,646 of our common shares and has shared voting and dispositive power with respect to 1,646,935 of such shares. The securities being reported upon by Morgan Stanley, in its capacity as a parent holding company under Rule 13d-1(b)(1)(ii)(G) of the Exchange Act, are owned, by MSIM, an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act. MSIM is a wholly-owned subsidiary of Morgan Stanley.

(21)	Based on a Schedule 13G/A filed with the SEC on January 22, 2018. JPMorgan Chase & Co. ("JPMorgan"), in its capacity as a parent holding company under Rule 13d-1(b)(1)(ii)(G) of the Exchange Act, beneficially owns 2,028,954 of our common shares and has sole voting power with respect to 1,894,811 of such shares, shared voting and dispositive power with respect to 8,262 of such shares and sole dispositive power with respect to 2,020,692 of such shares.

B. Related Party Transactions

Registration Rights Agreement

On July 23, 2014, we entered into a registration rights agreement with Messrs. Migoya, Umaran, Englebienne and Nocetti (collectively, the "Founders"), Kajur International S.A. ("Kajur"), Mifery S.A. ("Mifery"), Gudmy S.A. ("Gudmy"), Noltur S.A. ("Noltur"), Etmyl S.A. ("Etmyl"), Ewerzy S.A. ("Ewerzy"), Fudmy Corporation S.A. ("Fudmy"), Gylcer International S.A. (together with Kajur, Mifery, Gudmy, Noltur, Etmyl, Ewerzy and Fudmy, the "Uruguayan Entities"), Paldwick S.A., Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P. and Riverwood Capital Partners (Parallel-A) (collectively, the "Riverwood Entities") and the FTV Partnerships and WPP (collectively, the "Registration Rights Holders") and Endeavor Global, Inc. and Endeavor Catalyst Inc. The registration rights agreement replaced the registration rights granted under the Shareholders Agreement and WPP's joinder agreement. Under the registration rights agreement, we are responsible, subject to certain exceptions, for the expenses of any offering of our common shares held by the Registration Rights Holders other than underwriting fees, discounts and selling commissions. Additionally, under the registration rights agreement we may not grant superior registration rights to any other person without the consent of the Registration Rights Holders. The registration rights agreement contains customary indemnification provisions.

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

We have included the Consolidated Financial Statements as part of this annual report. See Item 18, "Financial Statements."

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

On February 10, 2012, Federacion Argentina de Empleados de Comercio y Servicios (''FAECYS'') filed a lawsuit against our Argentine subsidiary, Sistemas Globales S.A., in which FAECYS is demanding the application of its collective labor agreement to the employees of that subsidiary. According to FAECYS's claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales's employees from October 2006 through October 2011. Furthermore, FAECYS' claim may be increased to cover withholdings from October 2006 through the date of a future judgment.

Although we believe Sistemas Globales has meritorious defenses to this lawsuit, no assurance can be provided as to what the ultimate outcome of this matter will be. In the opinion of our management and our legal advisors, an adverse outcome from this claim is not probable. Consequently, no amount has been accrued at December 31, 2017. We estimate that the amount of possible loss as of the date of issuance of these financial statements ranges between $0.7 and $0.8 million, including legal costs and expenses.

In December 2015, we received a civil investigative demand from the U.S. Attorney's Office for the Northern District of Texas (the "US DOJ") for the production of records in connection with an investigation relating to alleged non-compliance with laws governing the application for and use of B visas during the period January 1, 2009 through December 31, 2015 (the "Relevant Period").

In order to avoid the inconvenience and expense of litigation, we settled this matter by entering into a Settlement Agreement with the US DOJ ("Settlement Agreement") on March 15, 2017. Under the terms of the Settlement Agreement, we denied the US DOJ's allegations and all liability in connection with the conduct alleged by the US DOJ to have involved 21 employees from June 2010 through December 2012. Under the Settlement Agreement, we agreed, among other things, to pay an amount equal to $1.0 million. Of that amount, $0.5 million is attributable to penalties connected to the above-described conduct and $0.5 million is attributable to reimbursement of the US DOJ's investigative costs. In return, the US DOJ has agreed, among other things, to release us and/or our affiliates from any civil or administrative monetary claim that the US DOJ has for the above-described conduct during the Relevant Period with respect to the foreign nationals referenced in the Settlement Agreement, subject to customary exceptions. On March 17, 2017, we paid the total amount of $1.0 million related to this agreement.

Our U.S. subsidiary, Globant LLC, is currently under examination by the Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. Such examination is currently in progress and, at this stage, we cannot make any predictions about the final outcome of this matter. Management estimates that the amount of possible loss as of December 31, 2017 could range between $0.3 million and $0.5 million.

As of December 31, 2017, we are a party in certain labor claims where the risk of loss is considered possible. The final resolution of these claims is not likely to have a material effect on our financial position or on our results of operations.

During the year ended December 31, 2017, some labor claims where the Company was involved came to final resolution and a utilization of the provision for contingencies was recorded for an amount of $0.3 million.

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

B. Significant Changes

On January 30, 2018, Globant LLC signed an amendment to the stock purchase agreement with L4.

Considering this amendment, the purchase price may be subject to adjustments based on the future performance of L4 and is payable to the seller as follows:

1.	Up-front payment: As of the closing date, the Company paid an aggregate consideration of $11,000 to the seller.

2.	First earn-out payment: On February 15, 2017, the Company paid an aggregate consideration of $990 to the sellers.

3.	Second earn-out payment: On February 15, 2018, the Company paid an aggregate consideration of $1,850.

4.	Third earn-out payment: Not later than February 15, 2019, the amount of $1,160, provided that such amount shall be reduced in proportion to the percentage of revenue and gross profit achievement by L4 during the period commencing on January 1, 2018 and ending on December 31, 2018.

5.	Forth earn-out payment: Not later than February 15, 2020, the amount of $1,160, provided that such amount shall be reduced in proportion to the percentage of revenue and gross profit achievement by L4 during the period commencing on January 1, 2019 and ending on December 31, 2019.

On March 2, 2018 Globant LLC signed and amendment to the stock purchase agreement with Ratio.

Considering this amendment, the purchase price may be subject to adjustments based on the future performance of Ratio and is payable to the seller as follows:

1.	Up-front payment: As of the closing date, the Company paid an aggregate consideration of $5,800 to the seller.

2.	First earn-out payment: On February 15, 2018, the Company paid the aggregate consideration $1,669 to the sellers.

3.	Second earn-out payment: Not later than February 15, 2019, the amount of $1,500, considering the financial targets achievement by Ratio during the period commencing on January 1, 2018 and ending on December 31, 2018.

4.	Third earn-out payment: Not later than February 15, 2020, the amount of $750, considering the financial targets achievement by Ratio during the period commencing on January 1, 2019 and ending on December 31, 2019.

ITEM 9. THE OFFER AND LISTING.

A. Offering and listing details.

Our ordinary shares began trading on the NYSE under the symbol "GLOB" in connection with our IPO on July 18, 2014. Before then, there was no public market for our ordinary shares. The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported by the NYSE since July 18, 2014.

Our ordinary shares began trading on the Lux SE under the International Securities Identification Number (ISIN) code "LU0974299876" on August 11, 2016.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported (i) by the NYSE since July 18, 2014 and (ii) by the Lux SE since August 11, 2016.

	NYSE		LUXSE
Period	High	Low	High	Low

Year ended December 31, 2014 (i)	15.86	10.65	N/A	N/A

Year ended December 31, 2015	38.23	13.17	N/A	N/A

Year ended December 31, 2016
First Quarter	37.86	22.50	N/A	N/A
Second Quarter	41.23	30.11	N/A	N/A
Third Quarter (ii)	44.81	37.50	42.05	37.71
Fourth Quarter	47.19	31.22	46.83	31.91

Year ended December 31, 2017
First Quarter	37.57	30.90	37.07	31.19
Second Quarter	45.00	33.56	44.46	33.87
Third Quarter	47.51	36.67	46.41	36.97
Fourth Quarter	46.61	34.82	45.95	35.23

Year ended December 31, 2018
First Quarter	54.84	42.11	54.50	43.40

Month Ended
October 2017	42.95	37.33	42.71	37.60
November 2017	41.97	34.82	41.31	35.23
December 2017	46.61	37.94	45.95	38.30
January 2018	48.57	44.55	48.20	45.00
February 2018	53.47	42.11	53.00	43.40
March 2018	54.84	49.77	54.40	51.50
April 1 - April 10, 2018	51.44	45.56	50.00	46.20

(i) High and low closing prices of our ordinary shares as reported by the NYSE since July 18, 2014.

(ii) High and low closing prices of our ordinary shares as reported by the Lux SE since August 11, 2016.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares began trading on (i) the NYSE under the symbol "GLOB" in connection with our IPO on July 18, 2014, and (ii) on the Lux SE under the ISIN code "LU0974299876"on August 11, 2016. See " - Offering and Listing Details."

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

General

We are a Luxembourg joint stock company (société anonyme ) and our legal name is "Globant S.A." We were incorporated on December 10, 2012. We are registered with the Luxembourg Trade and Companies Register ( Registre de Commerce et des Sociétés de Luxembourg ) under number B 173 727 and have our registered office at 37A Avenue J.F. Kennedy, L-1855, Luxembourg.

Share Capital

As of December 31, 2017, our issued share capital was $42,437,899, represented by 35,364,916 common shares with a nominal value of $1.20 each, of which 138,152 were treasury shares held by us.

We had an authorized share capital, excluding the issued share capital, of $8,441,905 consisting of 7,034,921 common shares with a nominal value of $1.20 each.

Our shareholders' meeting has authorized our board of directors to issue common shares within the limits of the authorized share capital at such times and on such terms as our board of directors may decide during a period of five years starting from the date of the publication in the Luxembourg´s official gazette (Mémorial C Recueil des Sociétés et Associations) of the decision of the extraordinary general meeting of shareholders held on May 8, 2017, which publication occurred on May 19, 2017, and ends May 19, 2022 and which period may be renewed. Accordingly, our board of directors may currently issue up to 6,552,225 common shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

Our authorized share capital is determined by our articles of association, as amended from time to time, and may be increased or reduced by amending the articles of association by approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders' meeting. Under Luxembourg law, our shareholders have no obligation to provide further capital to us.

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

Issuance of Common Shares

Pursuant to Luxembourg Corporate Law, the issuance of common shares requires the amendment of our articles of association by the approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders' meeting. However, the general meeting may approve an authorized share capital and authorize our board of directors to issue common shares up to the maximum amount of such authorized unissued share capital for a period ending five years from the date of publication in the Luxembourg´s official gazette (Mémorial C Recueil des Sociétés et Associations / Recueil Electronique des Sociétés et Associations) of the minutes of the relevant general meeting approving such authorization. The general meeting may amend or renew such authorized share capital and such authorization of our board of directors to issue common shares.

We have an authorized share capital, excluding the issued share capital, of $6,636,021 and our board of directors is authorized to issue up to 5,530,018 common shares (subject to stock splits, consolidation of common shares or like transactions) with a nominal value of $1.20 per common share.

Our articles provide that no fractional shares shall be issued or exist.

Pre-emptive Rights

Unless limited, waived or cancelled by our board of directors in the context of the authorized unissued share capital or by an extraordinary general meeting of shareholders pursuant to the provisions of the articles of association relating to amendments thereof, holders of our common shares have a pro rata pre-emptive right to subscribe for any new common shares issued for cash consideration. Our articles provide that pre-emptive rights can be waived, suppressed or limited by our board of directors for a period starting from the date of the publication in the Luxembourg official gazette (Mémorial C Recueil des Sociétés et Associations) of the decision of the extraordinary general meeting of shareholders held on May 8, 2017, which publication occurred on May 19, 2017 and which ends on May 19, 2022, in the event of an increase of the issued share capital by our board of directors within the limits of the authorized unissued share capital.

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

On June 18, 2014, the general meeting of shareholders according to the conditions set forth in article 430-15 of Luxembourg Corporate Law granted our board of directors the authorization to repurchase up to a maximum number of shares representing 20% of the issued share capital immediately after the closing of our initial public offering for a net purchase price being (i) no less than 50% of the lowest stock price and (ii) no more than 50% above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our board of directors, over the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction). The authorization is valid for a period ending five years from the date of the general meeting or the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, our board of directors is authorized to acquire and sell our common shares under the conditions set forth in the minutes of such general meeting of shareholders. Such purchases and sales may be carried out for any purpose authorized by the general meeting of Globant S.A.

Capital Reduction

Our articles of association provide that our issued share capital may be reduced by a resolution adopted by the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders' meeting. If the reduction of capital results in the capital being reduced below the legally prescribed minimum, the general meeting of the shareholders must, at the same time, resolve to increase the capital up to the required level.

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

Our articles of association provide that if our common shares are listed on a stock exchange, all shareholders recorded in any register of our shareholders are entitled to be admitted and vote at the general meeting of shareholders based on the number of shares they hold on a date and time preceding the general meeting of shareholders as the record date for admission to the general meeting of shareholders (the "Record Date"), which the board of directors may determine as specified in the convening notice. Furthermore, any shareholder, holder or depositary, as the case may be, who wishes to attend the general meeting must inform us thereof no later than on the fourteenth day preceding the date of such general meeting, or by any other date which the board of directors may determine and as specified in the convening notice, in a manner to be determined by the board of directors in the convening notice. In case of common shares held through the operator of a securities settlement system or with a depositary designated by such depositary, a holder of common shares wishing to attend a general meeting of shareholders should receive from such operator or depositary a certificate certifying the number of common shares recorded in the relevant account on the Record Date. The certificate should be submitted to us no later than three business days prior to the date of such general meeting. If the shareholder votes by means of a proxy, the proxy must be deposited at our registered office or with any agent of ours, duly authorized to receive such proxies, at the same time. Our board of directors may set a shorter period for the submission of the certificate or the proxy in which case this will be specified in the convening notice.

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

In case an extraordinary general meeting of shareholders is convened to enact an extraordinary resolution (see below under "- Voting Rights" for further background information) and if such meeting is not quorate and a second meeting is convened, the second meeting will be convened by means of notices published twice, with a minimum interval of fifteen days between publication and at least fifteen days before the meeting, in the RESA and in two Luxembourg newspapers. Such convening notice shall reproduce the agenda and indicate the date and the results of the previous meeting.

Pursuant to our articles of association, if all shareholders are present or represented at a general meeting of shareholders and state that they have been informed of the agenda of the meeting, the general meeting of shareholders may be held without prior notice.

Our annual general meeting is held in Luxembourg, at the date set forth in the convening notice of the meeting and at the registered office of the company or such other place as specified in the convening notice of the meeting.

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

Mandatory Takeover, Squeeze-Out and Sell-Out Rights under the Luxembourg Takeover Law

Mandatory bid. The Luxembourg law of May 19, 2006 implementing Directive 2004/25/EC of the European Parliament and the Council of April 21, 2004 on takeover bids ( the "Takeover Law"), provides that, if a person acting alone or in concert acquires securities of our company which, when added to any existing holdings of our securities, give such person voting rights representing at least one-third of all of the voting rights attached to the issued shares of our company, this person is obliged to make an offer for the remaining shares of our company. In a mandatory bid situation, a "fair price" is in principle considered to be the highest price paid by the offeror or a person acting in concert with the offeror for the securities during the 12-month period preceding the mandatory bid.

Squeeze-out right. The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of our company and after such offer the offeror holds at least 95% of the securities carrying voting rights and 95% of the voting rights, the offeror may require the holders of the remaining securities to sell those securities (of the same class) to the offeror. The price offered for such securities must be a fair price. The price offered in a voluntary offer would be considered a fair price in the squeeze-out proceedings if the offeror acquired at least 90% of the company's shares carrying voting rights that were the subject of the offer. The price paid in a mandatory offer is deemed a fair price. The consideration paid in the squeeze-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining shareholders. Finally, the right to initiate squeeze-out proceedings must be exercised within three months following the expiration of the offer.

Sell-out right. The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of the company and if after such offer the offeror holds securities carrying more than 90% of the voting rights, the remaining security holders may require that the offeror purchase the remaining securities of the same class. The price offered in a voluntary offer would be considered "fair" in the sell-out proceedings if the offeror acquired at least 90% of the company's shares carrying voting rights and which were the subject of the offer. The price paid in a mandatory offer is deemed a fair price. The consideration paid in the sell-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining shareholders of the company. Finally, the right to initiate sell-out proceedings must be exercised within three months following the expiration of the offer.

We also fall under the scope of the Luxembourg law of July 21, 2012 on the squeeze-out and sell-out of securities of companies admitted or having been admitted to trading on a regulated market or which have been subject to a public offer (the "Luxembourg Mandatory Squeeze-Out and Sell-Out Law"). The Luxembourg Mandatory Squeeze-Out and Sell-Out Law provides that, subject to the conditions set forth therein being met, if any individual or legal entity, acting alone or in concert with another, holds a number of shares or other voting securities representing at least 95% of the voting share capital and 95% of the voting rights of the company: (i) such holder may require the holders of the remaining shares or other voting securities to sell those remaining securities (the "Mandatory Squeeze-Out"); and (ii) the holders of the remaining shares or securities may require such holder to purchase those remaining shares or other voting securities (the "Mandatory Sell-Out"). The Mandatory Squeeze-Out and the Mandatory Sell-Out must be exercised at a fair price according to objective and adequate methods applying to asset disposals. The procedures applicable to the Mandatory Squeeze-Out and the Mandatory Sell-Out are subject to further conditions and must be carried out under the supervision of the Commission de Surveillance du Secteur Financier (the "CSSF").

Disclosure of transactions by persons discharging managerial responsibilities

Pursuant to Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and related regulations (collectively referred to as the "Market Abuse Regulation"), persons discharging managerial responsibilities within the company as well as persons closely associated with them, must notify the CSSF and the company of every transaction conducted on their own account (a concept that must be interpreted within the meaning of the Market Abuse Regulation) relating to our shares instruments or to derivatives or other financial instruments linked thereto. The obligation applies to any subsequent transaction once a total amount of EUR 5,000 has been reached within a calendar year, calculated by adding without netting all relevant transactions relating to the shares. The notification must be made promptly and no later than three business days after the date of the transaction. The company must ensure that any information on relevant transactions notified to it is made public promptly and no later than three business days after the transaction in a manner which enables fast access to this information on a non-discriminatory basis.

For the purpose of the Market Abuse Regulation, a "person discharging managerial responsibilities" means a person who is (a) a member of the administrative, management or supervisory body of that entity; or (b) a senior executive who is not a member of the bodies referred to in point (a), who has regular access to inside information relating directly or indirectly to that entity and power to take managerial decisions affecting the future developments and business prospects of that entity.

"Persons discharging senior managerial responsibilities" within our company are the members of our board of directors and the members of our senior management identified in this report.

Publication of regulated information

Pursuant to directive 2004/109/EC of the European Parliament and of the Council of December 15, 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted on trading on a regulated market (the "Transparency Directive"), issuers that fall within the scope of that directive are required to provide ongoing and periodic information which the directive defines as "regulated information". As regards that regulated information, the Transparency Directive imposes three obligations on issuers:

•	publish the regulated information;
•	make this information available to an Officially Appointed Mechanism ("OAM") for the central storage of regulated information; and
•	file the regulated information with the competent authority of the relevant home European Economic Area Member State.

In accordance with article 20 of the Luxembourg law of January 11, 2008 implementing the Transparency Directive (the "Transparency Law"), issuers are required to disclose regulated information in a manner ensuring fast access to such information on a non-discriminatory basis. Thus, they shall use such media as may reasonably be relied upon for the effective dissemination of information to the public in all European Economic Area Member States.

We are required to file the aforementioned information with the OAM in Luxembourg.

All news and press releases issued by us are available on our website at www.globant.com in the "Investors" section.

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

Annual Accounts

Under Luxembourg law, our board of directors must prepare annual accounts and consolidated accounts. Except in some cases provided for by Luxembourg Law, our board of directors must also annually prepare management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, the management report and the auditor's reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual ordinary general meeting of shareholders.

The annual accounts and consolidated accounts are audited by an approved statutory auditor (réviseur d'entreprises agréé).

The annual accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, will be filed with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés of Luxembourg).

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual ordinary general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose common shares are not fully paid up, the management reports and the auditor's report.

In addition, any registered shareholder is entitled to receive a copy of the annual accounts, the consolidated accounts, the auditor's reports and the management reports free of charge prior to the date of the annual ordinary general meeting of shareholders.

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

Disclosure of significant ownership of our shares

Holders of common shares, including depositary receipts representing common shares admitted to trading on a regulated market and for which Luxembourg is the home Member State and to which voting rights are attached (the "Securities") and derivatives or other financial instruments linked to the Securities may be subject to notification obligations pursuant to the Luxembourg law of January 11, 2008 on transparency requirements for issuers, as amended (the "Luxembourg Transparency Law") and the Grand ducal regulation of January 11, 2008 on transparency requirements for issuers, as amended. The following description summarizes these obligations. Our common shareholders are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

The Luxembourg Transparency Law provides that, if a person acquires or disposes of Securities of the Company, and if following the acquisition or disposal, the proportion of voting rights held by the person reaches, exceeds or falls below one of the thresholds of 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% (each a "Relevant Threshold") of the total voting rights existing when the situation giving rise to a declaration occurs, such person must simultaneously notify us and the CSSF of the proportion of voting rights held by it further to such event. The voting rights shall be calculated on the basis of all the common shares, including depositary receipts representing common shares, to which voting rights are attached even if the exercise thereof is suspended. Moreover, this information shall be given in respect of all the common shares, including depositary receipts representing common shares, which are in the same class and to which voting rights are attached. A person must also notify us and the CSSF of the proportion of his or her voting rights if that proportion reaches, exceeds or falls below the above mentioned thresholds as a result of events changing the breakdown of voting rights and on the basis of the information disclosed by us.

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

Directors are elected by the general meeting of shareholders, and appointed for a period of up to four years; provided, however, that directors are elected on a staggered basis, with one-third of the directors being elected each year; and provided, further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment, and each director will hold office until his or her successor is elected. The general shareholders' meeting may remove one or more directors at any time, without cause and without prior notice by a resolution passed by simple majority vote. If our board of directors has a vacancy, such vacancy may be filled on a temporary basis by a person designated by the remaining members of our board of directors until the next general meeting of shareholders, which will resolve on a permanent appointment. Any director shall be eligible for re-election indefinitely.

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

Our common shares are listed on the NYSE under the symbol "GLOB" and on the Official List of the Luxembourg Stock Exchange.

C. Material Contracts

In August, 2017, Globant LLC, our U.S. subsidiary, entered into a secured revolving credit facility with HSBC Bank USA, N.A. and Citibank N.A., with HSBC Bank USA, N.A. acting as administrative agent. Under this credit facility, Globant LLC may borrow up to $40.0 million in advances accruing interest at LIBOR plus 1.75%. This credit facility is guaranteed by Globant S.A. and Globant España S.A. and is secured by Globant LLC’s now owned and after-acquired assets. This facility matures on August, 2022 and includes customary negative and affirmative covenants: delivery of certain financial information; reports on any legal actions, complying with tax payments; maintain an asset coverage ratio of no less than 1.10; limiting Globant LLC's capital expenditures to 5% of our consolidated annual revenue per year; restricted payments must not to exceed $10,000 per year; Globant LLC's annual revenue must remain at no less than 60% of our consolidated annual revenue and Globant LLC's net intercompany payable outstanding with Argentine affiliates must be no more than five months of billings from Argentina. As of the date of this annual report, Globant LLC has borrowed a total of $6.0 million under this credit facility.

Aside from the revolving credit facility agreement mentioned above, we have not entered into any other material contract during the preceding two years which were outside the ordinary course of business. Notwithstanding the foregoing, during the preceding two years and up to the date of this annual report, we have issued shares under certain subscription agreements we entered into, which include, among other terms, certain transferability restrictions on the shares issued thereunder, as set forth below:

•	In May 2016, we issued 75,221 common shares in favor of the sellers of WAE (the "WAE Subscribers") pursuant to the terms of certain subscription agreements entered into by us and the WAE Subscribers during that same month, and in August 2017 we issued 34,219 additional common shares to the WAE Subscribers also under the terms of the foregoing subscription agreements. As of the date of this annual report, such common shares are subject to certain transfer restrictions under the terms of the relevant subscription agreements, whereby the WAE Subscribers have agreed, among other terms, during a one-year period from the date of issuance of the common shares, not to offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the common shares subscribed for under the subscription agreements, provided, however, that the foregoing restrictions are subject to a range of exceptions.

•	In July 2016, we issued 23,508 common shares to the sellers of Clarice (the "Clarice Subscribers") pursuant to the terms of certain subscription agreements entered into by us and the Clarice Subscribers during that same month. As of the date of this annual report, such common shares are subject to certain transfer restrictions under the terms of the relevant subscription agreements, whereby the Clarice Subscribers have agreed, among others, during a one-year period from the date of issuance of the common shares, not to offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the common shares subscribed for under the subscription agreements, provided, however, that the foregoing restrictions are subject to a range of exceptions.

•	In November 2016, we issued 70,380 common shares in favor of the sellers of L4 Mobile (the "L4 Subscribers") pursuant to the terms of certain subscription agreements entered into by us and the L4 Subscribers during that same month. As of the date of this annual report such common shares are subject to certain transfer restrictions under the terms of the relevant subscription agreements, whereby the L4 Subscribers have agreed, among others, during a one-year period from the date of issuance of the common shares, not to offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the common shares subscribed for under the subscription agreements, provided, however, that the foregoing restrictions are subject to a range of exceptions.

•	In March 2017, we issued 34,309 common shares in favor of the sellers of Ratio (the "Ratio Subscribers") pursuant to the terms of certain subscription agreements entered into by us and the Ratio Subscribers during the previous month. As of the date of this annual report such common shares are subject to certain transfer restrictions under the terms of the relevant subscription agreements, whereby the Ratio Subscribers have agreed, among others, during a one-year period from the date of issuance of the common shares, not to offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the common shares subscribed for under the subscription agreements, provided, however, that the foregoing restrictions are subject to a range of exceptions.

•	In June 2017, we issued 84,953 common shares in favor of the sellers of PointSource (the “PointSource Subscribers”) pursuant to the terms of certain subscription agreements entered into by us and the PointSource Subscribers during that same month, and in February 2018 we issued 12,265 additional common shares to the PointSource Subscribers also under the terms of the foregoing subscription agreements. As of the date of this annual report such common shares are subject to certain transfer restrictions under the terms of the relevant subscription agreements, whereby the PointSource Subscribers have agreed, among others, during a one-year period from the date of issuance of the common shares, not to offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the common shares subscribed for under the subscription agreements, provided, however, that the foregoing restrictions are subject to a range of exceptions.

D. Exchange Controls

See "Information on the Company — Business Overview — Regulatory Overview — Foreign Exchange Controls."

E. Taxation

The following is a summary of the material Luxembourg and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our common shares. This summary is based upon Luxembourg tax laws and U.S. federal income tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), all currently in effect as of the date hereof and all of which are subject to change or changes in wording or administrative or judicial interpretation occurring after the date hereof, possibly with retroactive effect. To the extent that the following discussion relates to matters of Luxembourg tax law, it represents the opinion of Arendt & Medernach, Luxembourg, our Luxembourg counsel, and to the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of DLA Piper LLP (US), our U.S. counsel.

As used herein, the term "U.S. Holder" means a beneficial owner of one or more of our common shares:

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
(c)	who owns, directly, indirectly or by attribution, less than 10% of our share capital or voting shares; and
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

Luxembourg Tax Considerations

Introduction

The following is an overview of certain material Luxembourg tax consequences of purchasing, owning and disposing of the common shares issued by us. It does not purport to be a complete analysis of all possible tax situations that may be relevant to a decision to purchase, own or deposit our common shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it construed to be, legal or tax advice. Prospective purchasers of our common shares should consult their own tax advisers as to the applicable tax consequences of the ownership of our common shares, based on their particular circumstances. The following description of Luxembourg tax law is based upon the Luxembourg law and regulations as in effect and as interpreted by the Luxembourg tax authorities as of the date of this annual report and is subject to any amendments in law (or in interpretation) later introduced, whether or not on a retroactive basis. Please be aware that the residence concept used under the respective headings below applies for Luxembourg tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l'emploi) and personal income tax (impôt sur le revenu) generally. Corporate taxpayers may further be subject to net worth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, as well as the solidarity surcharge invariably applies to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and to the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Taxation of the company

Income tax

As the company is a fully-taxable Luxembourg company, its net taxable profit is as a rule subject to corporate income tax ("CIT") and municipal business tax ("MBT") at ordinary rates in Luxembourg.

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

Under the participation exemption regime (subject to the relevant anti-abuse rules), dividends derived from shares may be exempt from income tax if (i) the distributing company is a qualified subsidiary ("Qualified Subsidiary") and (ii) at the time the dividend is put at the company's disposal, the company has held or commits itself to hold for an uninterrupted period of at least 12 months shares representing a direct participation in the share capital of the Qualified Subsidiary (i) of at least 10% or of (ii) an acquisition price of at least €1.2 million. A Qualified Subsidiary means (a) a Luxembourg resident fully-taxable company limited by share capital (société de capitaux), (b) a company covered by Article 2 of the Council Directive 2011/96/EU of November 30, 2011 as amended (the "EU Parent-Subsidiary Directive") or (c) a non-resident company limited by share capital (société de capitaux) liable to a tax corresponding to Luxembourg CIT.

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

If the company and a U.S. relevant holder are eligible for the benefits of the tax treaty concluded between the United State and Luxembourg (the "Treaty"), the rate of withholding on distributions is 15%, or 5% if the U.S. relevant holder is a qualified resident company as defined in Article 24 of the Treaty that owns at least 10% of our the company's voting stock.

A withholding tax exemption may apply under the participation exemption if cumulatively (i) the holder of our shares is an eligible parent (an "Eligible Parent") and (ii) at the time the income is made available, the holder of our shares has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of our share capital or a direct participation of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Holding a participation through an entity treated as tax transparent from a Luxembourg income tax perspective is deemed to be a direct participation in proportion to the net assets held in this entity. An Eligible Parent includes (a) a company covered by Article 2 of the EU Parent-Subsidiary Directive or a Luxembourg permanent establishment thereof, (b) a company resident in a State having a double tax treaty with Luxembourg and subject to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof, (c) a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than an EU Member State and liable to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof or (d) a Swiss company limited by share capital (société de capitaux) which is effectively subject to corporate income tax in Switzerland without benefiting from an exemption.

No withholding tax is levied on capital gains and liquidation proceeds.

Net wealth tax

The company is as a rule subject to Luxembourg net wealth tax ("NWT") on its net assets as determined for net wealth tax purposes. NWT is levied at the rate of 0.5% on net assets not exceeding EUR 500 million and at the rate of 0.05% on the portion of the net assets exceeding EUR 500 million. Net worth is referred to as the unitary value (valeur unitaire), as determined at 1 January of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties.

Under the participation exemption regime, a qualified shareholding held by the company in a Qualified Subsidiary is exempt for net wealth tax purposes.

A minimum net wealth tax ("MNWT") is levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, receivables against related companies, transferable securities and cash at bank exceeds 90% of their total balance sheet and EUR 350,000, the MNWT is set at EUR 4,815. For all other companies having their statutory seat or central administration in Luxembourg which do not fall within the scope of the EUR 4,815 MNWT, the MNWT ranges from EUR 535 to EUR 32,100, depending on the company's total balance sheet.

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

Under the participation exemption regime, dividends derived from our common shares may be exempt from CIT and MBT at the level of the holder of our common shares if cumulatively (i) the holder of our common shares is a Luxembourg-resident, fully-taxable company and (ii) at the time the dividend is put at the holder of our common shares' disposal, the holder of our common shares has held or commits itself to hold for an uninterrupted period of at least 12 months a qualified shareholding ("Qualified Shareholding"). A Qualified Shareholding means common shares representing a direct participation of at least 10% in the share capital of the company or a direct participation in the company of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Common shares held through a tax-transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

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

Under the participation exemption regime, dividends derived from our common shares may be exempt from income tax if cumulatively (i) our common shares are attributable to a qualified permanent establishment ("Qualified Permanent Establishment") and (ii) at the time the dividend is put at the disposal of the Qualified Permanent Establishment, it has held or commits itself to hold a Qualified Shareholding for an uninterrupted period of at least 12 months. A Qualified Permanent Establishment means (a) a Luxembourg permanent establishment of a company covered by Article 2 of the EU Parent-Subsidiary Directive, (b) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) resident in a State having a tax treaty with Luxembourg, and (c) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than a EU Member State. Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Common shares held through a tax transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

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

U.S. Federal Income Tax Considerations

Taxation of dividends

Distributions received by a U.S. Holder on common shares, including the amount of any Luxembourg taxes withheld, other than certain pro rata distributions of common shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that such distributions (including any Luxembourg taxes withheld) will be reported to U.S. Holders as dividends. Although it is our intention, if we pay any dividends, to pay such dividends in U.S. dollars, if dividends are paid in euros, the amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the U.S. Holder, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euro, it will be U.S. source ordinary income or loss. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us, except that certain U.S. Holders that are corporations and that directly, indirectly or constructively own 10% or more of our voting power or value may be entitled to a 100% dividends received deduction under certain circumstances. The rules with respect to the dividends received deduction are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances and on whether we are a PFIC (defined below), a “controlled foreign corporation” or both, among other things. You should consult your own tax advisor to determine the effect of the dividends received deduction on your ownership of our common stock. Subject to applicable limitations, dividends received by certain non-corporate U.S. Holders of common shares generally will be taxable at the reduced rate that otherwise applies to long-term capital gains. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. Certain pro rata distributions of ordinary shares to all shareholders are not generally subject to U.S. federal income tax.

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

Taxation upon sale or other disposition of common shares

A U.S. Holder will recognize U.S. source capital gain or loss on the sale or other disposition of common shares, which will be long-term capital gain or loss if the U.S. Holder has held such common shares for more than one year. The amount of the U.S. Holder's gain or loss will be equal to the difference between such U.S. Holder's tax basis in the common shares sold or otherwise disposed of and the amount realized on the sale or other disposition.

Passive foreign investment company rules

We believe that we will not be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for this current taxable year and does not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of common shares may also result in us becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we spend our cash. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we were treated as a PFIC for any taxable year during which a U.S. Holder held common shares, certain adverse tax consequences could apply to the U.S. Holder.

If we were treated as a PFIC for any taxable year during which a U.S. Holder held common shares, gain recognized by a U.S. Holder on a sale or other disposition of a common shares would be allocated ratably over the U.S. Holder's holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of common shares to the extent it exceeds 125% of the average of the annual distributions on common shares received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares.

In addition, if we were treated as a PFIC in a taxable year in which it pays a dividend or in the prior taxable year, the reduced rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

Trade receivables are generally dispersed across our clients in proportion to the revenues we generate from them. For the years ended December 31, 2017, 2016 and 2015, our top five clients accounted for 28.9%, 33.7% and 33.0%, respectively, of our net revenues. Our top client for the years ended December 31, 2017, 2016 and 2015, accounted for 10.2%, 9.7% and 12.3%, respectively. Our top client for 2017 and 2015 was Walt Disney Parks and Resorts Online; Southwest Airlines Co. was our top client for 2016. As of December 31, 2017 and 2015, accounts receivable from Walt Disney Parks and Resorts Online represented 10.1% and 11.2% of our total accounts receivable, respectively; whereas accounts receivable from Southwest Airlines Co. in 2016, represented 9.9% of our total accounts receivable.

Credit losses and write-offs of trade receivable balances have historically not been material to our consolidated financial statements.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and bank balances and our credit facilities. Our credit lines in Argentina and the United States bear interest at fixed rates ranging from 15.25% and 15.50% in local currency (equivalent to an interest rate around 3.75% and 4%), and at variable rates from 1.75% at 3.4%, respectively. We do not use derivative financial instruments to hedge our risk of interest rate volatility.

Based on our debt position as of December 31, 2017, if we needed to refinance our existing debt, a 1% increase in interest rates would not materially impact us.

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

Our consolidated financial statements are prepared in U.S. dollars. Because the majority of our operations are conducted in Latin America and Asia, we incur the majority of our operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Colombian peso, Mexican peso, Indian rupees and Brazilian real. 85.8% of our revenues for the year ended December 31, 2017 was generated in U.S. dollars, with the balance being generated primarily in Euros and, to a lesser extent, other currencies (including the Argentine peso, the Colombian peso and the Mexican peso). The following table shows the breakdown of our revenues by the currencies in which they were generated during the years ended December 31, 2017, 2016 and 2015, respectively.

	Year ended December 31,
	2017		2016		2015
By Currency
USD	$354,824	85.8%	$290,636	90.0%	$236,788	93.3%
EUR	23,518	5.7%	12,060	3.7%	2,168	0.9%
GBP	4,107	1.0%	4,988	1.5%	3,661	1.4%
Others	30,990	7.5%	15,172	4.8%	11,179	4.4%
Revenues	$413,439	100.0%	$322,856	100.0%	$253,796	100.0%

Until December 31, 2016, when our Argentine subsidiaries received payments in U.S. dollars for services performed under our client contracts, we were required by Argentine law to convert such amounts into Argentine pesos, as a result of which the portion of our cash and bank balances that we held in Argentina was exposed to the fluctuations in the official exchange rate between the Argentine peso and the U.S. dollar. This exposure was short term, as these funds were immediately used to pay salaries and capital expenditures primarily in Argentina. The Argentine peso has fluctuated significantly against the U.S. dollar since the end of Argentine peso/U.S. dollar parity in 2002 and experienced periods of strong devaluation. Historically, we have been able to mitigate the risk of devaluation on our cash balances and investments denominated in Argentine pesos through purchases of U.S. dollars. From October 2011 to December 2015, as Cristina Fernández de Kirchner was re-elected as Argentina's president, the Argentine government adopted policies that made it more difficult for Argentine enterprises to freely purchase U.S. dollars and remit U.S. dollars abroad. However, since salaries and capital expenditures were paid in Argentine pesos, there was limited free cash-flow generated in Argentina. Most foreign exchange restrictions and restrictions on transfer of funds into and out of Argentina that had been enacted since 2011 were lifted by the Macri administration in December 2015, May 2016, August 2016 and December 2016, reestablishing Argentine residents' rights to purchase and remit outside of Argentina foreign currency with no maximum amount and without specific allocation or prior approval. In particular, Communication "A" 6137, issued by the Argentine Central Bank on December 30, 2016, eliminated the requirement to repatriate and exchange funds obtained from the export of services into Argentine pesos through the FX Market. Consequently, we are not required to repatriate or exchange the foreign currency proceeds received from services rendered to non-Argentine residents outside of Argentina (which are proceeds from our exports held in off-shore accounts, such as the collections of services fees in U.S. dollars).

A small percentage of our trade receivables is generated from net revenues earned in non-U.S. dollar currencies (primarily Euros, British pounds sterling, the Mexican peso, the Uruguayan peso, the Colombian peso and the Argentine peso).

Our results of operations can be affected if the Argentine peso, Colombian peso, Uruguayan peso, Mexican peso, Euros or British pound appreciate or depreciate against the U.S. dollar.

A 30% depreciation of the Argentine peso against the U.S. dollar would have resulted in a $29.4 million decrease in our operating costs. Given that we have a greater amount of Argentine peso-denominated assets than Argentine peso-denominated liabilities, a 30.0% depreciation of the Argentine peso against the U.S. dollar would have resulted in a $0.3 million loss. As a result, the combined effect on our income statement would have been a $29.7 million increase in our net income for the year ended December 31, 2017.

A 30% appreciation of the Argentine peso against the U.S. dollar would have resulted in a $38.2 million increase in our operating costs. Given that we have a greater amount of Argentine peso-denominated assets than Argentine peso-denominated liabilities, a 30% appreciation of the Argentine peso against the U.S. dollar would have resulted in a $0.3 million gain. As a result, the combined effect on our income statement would have been a $38.6 million decrease in our net income for the year ended December 31, 2017.

We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the year ended December 31, 2017, our principal Argentine operating subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., entered into foreign exchange forward contracts to reduce their risk of exposure to fluctuations in foreign currency. As of December 31, 2017 and 2016, the foreign exchange forward contracts were recognized, according to IAS 39, as financial assets at fair value through profit or loss. We may in the future, as circumstances warrant, decide to enter into derivative transactions to reduce our exposure to appreciation or depreciation in the value of certain foreign currencies.

Wage Inflation Risk

Argentina has experienced significant levels of inflation in recent years. According to the INDEC, the consumer price index increased 10.9% in 2013, 21.7% in 2014 and 23.9% in 2015. Inflation data released by the INDEC has been criticized by economists and investors as understating inflation in Argentina. In November 2015, the INDEC suspended the publication of the CPI. According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and 31.4% in 2016. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 26.9% in 2015 and 41.0% in 2016. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based of these reforms, in June 2016 the INDEC resumed its publication of the CPI. According to the INDEC, Argentina's rate of inflation for May, June, July, August, September, October, November and December 2016 was 4.2%, 3.2%, 2.2%, 0.2%, 1.3%, 2.6%, 1.8% and 1.4%, respectively, and 24.8% in 2017, based on the CPI. See "Key Information — Risk Factors — Risks Related to Operating in Latin America and Argentina — Argentina — Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina." and "Key Information — Risk Factors — Risks Related to Operating in Latin America and Argentina — Argentina — The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets." The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, the impact of wage inflation will be partially offset, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will be increased. As of December 2017, approximately 38.7% of our employees were based in Argentina, where wages can be influenced by current inflation rates. Assuming a constant exchange rate and no ability to increase prices, for every 10.0% increase in wage inflation in Argentina we would experience an estimated decrease of approximately $6.8 million in net income for the year.

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

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

a) Disclosure Controls and Procedures

As of December 31, 2017, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were effective as of December 31, 2017.

b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer that: (i) pertains to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements for external reporting in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and (iii) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of this assessment, our management has determined that our internal control over financial reporting was effective as of December 31, 2017.

Our management has excluded Ratio Cypress LLC and Point Source LLC, which were acquired on February 28, 2017, and June 1, 2017, respectively, from its assessment of internal control over financial reporting as of December 31, 2017. In aggregate, the financial statements of each of the aforementioned entities constitute 3% of our total consolidated assets and 4% of related consolidated revenues for the year ended December 31, 2017.

c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report which is included below:

Deloitte & Co. S.A. Florida 234, 5° piso C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Globant S.A.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Globant S.A. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated April 3, 2018 expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Ratio Cypress LLC and Point Source LLC, which were acquired on February 28, 2017 and June 1, 2017, respectively and whose financial statements constitute in aggregate 3% and 4% of net total assets revenues, respectively of the consolidated financial statement amounts as of and for the year ended December 31, 2017. Accordingly, our audit did not include the internal control over financial reporting at Ratio Cypress LLC and Point Source LLC.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Co. S.A.
Autonomous City of Buenos Aires, Argentina

April 3, 2018

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Co. S.A. and affiliates, classified by type of service rendered for the periods indicated, in thousands of dollars:

	2017	2016
	($ in thousands)
Audit Fees (1)	928	932
Audit Related Fees (2)	6	86
Tax Fees (3)	—	30
Others (4)	19	13
Total	953	1,061

(1)	"Audit Fees" includes fees billed for professional services rendered by the principal accountant in connection with the audit of the annual financial statements, certain procedures regarding our quarterly financial results, services in connection with statutory and regulatory filings.
(2)	“Audit Related Fees” includes fees billed for professional services rendered by the principal accountant and not included under the prior category. These services include, among others, due diligence related to mergers and acquisitions and internal control reviews.
(3)	“Tax Fees” includes fees billed for services related to transfer pricing and assistance with assessing compliance with tax regulations.
(4)	“Others” includes other fees billed that do not apply to the other type of classifications included above.

Audit Committee Approval Policies and Procedure

In accordance with the audit committee's charter, all fees and retention terms relating to audit and non-audit services performed by our independent auditors must be pre-approved by the audit committee. The audit committee makes annual recommendations to the general meeting of shareholders of the company regarding the appointment, replacement, base compensation, evaluation and oversight of the work of the independent auditors to be retained to audit the annual financial statements of the company and review the quarterly financial statements of the company.

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

Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. Under Luxembourg law, at least one member of the audit committee must be financially literate and the committee members as a whole shall have competence relevant to the sector in which the company is operating.

Standards for Evaluating Director Independence

Under NYSE standards, the board is required, on a case by case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor our articles of association require the board to express such an opinion; however, to be considered independent under the so called “Ten Principles” of the Luxembourg Stock Exchange, a director must not be or have been in the previous five years, an executive or managing director or an employee; not receive, or have received, significant additional remuneration from the company or an associated company apart from a fee received as non-executive or supervisory director (including share option or any other performance-related pay scheme), must not be, or have been within the last three years, a partner or employee of the present or former external auditor of the company or an associated company, nor have any significant business relationship with the company, close family relationship with any executive manager or any other relationship with the company, its controlling shareholders or executive managers which is liable to impair the independence of the director’s judgment. Finally, to be considered independent under the Ten Principles, a director must not have served on the board as a non-executive director for more than 12 years.

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

Chief Executive Officer Certification

A chief executive officer of a U.S. company listed on NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, our chief executive officer is not required to provide NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, our chief executive officer must promptly notify NYSE in writing after any of our executive officers becomes aware of any noncompliance with any applicable provision of NYSE's corporate governance standards. In addition, we must submit an executed written affirmation annually and an interim written affirmation each time a change occurs to the board or the audit committee.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit No.	Description
1.1	Form of Articles of Association; incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
2.1	Form of Registration Rights Agreement; incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.1	Lease, dated May 31, 2010, by and between Laminar S.A. de Inversiones Inmobiliarias and Sistemas Globales S.A.; incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.2	Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.3	Amendment No. 1 to the Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 (SEC File No. 333-211835)
4.4	Form of Nonstatutory Stock Option Notice; incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.5	Form of Nonstatutory Stock Option Notice — International; incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.6	Equityholders Additional Agreement, dated May 7, 2012, by and among Paldwick S.A., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Riverwood Capital LLC, RW Holdings S.à. r.l., ITO Holdings S.à. r.l., Endeavor Global, Inc. and IT Outsourcing S.L.; incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
4.7	Credit Agreement, dated August 3, 2017, by and among Globant, LLC, as borrower, certain financial institutions party thereto, as lenders, and HSBC Bank USA, N.A., as administrative agent
4.8	Guaranty, dated August 3, 2017, made by Globant S.A. (Luxembourg) in favor of HSBC Bank USA, N.A., as administrative agent
4.9	Guaranty, dated August 3, 2017, made by Globant, S.A. (Spain) in favor of HSBC Bank USA, N.A., as administrative agent
4.10	Security Agreement, dated August 3, 2017, by and between Globant, LLC, as grantor, and HSBC Bank USA, N.A., as administrative agent
8.1	List of Subsidiaries
12.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of Alejandro Scannapieco, Chief Financial Officer of Globant, S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A.pursuant to Section 906 of the Sarbanes Oxley Act of 2002
13.2	Certification of Alejandro Scannapieco, Chief Financial Officer of Globant, S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002
15.1	Consent of Deloitte & Co. S.A.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 13, 2018

GLOBANT S.A.
By:	/s/ Alejandro Scannapieco

Name:	Alejandro Scannapieco
Title:	Chief Financial Officer

GLOBANT S.A.

F-1

Globant S.A.

Consolidated Financial Statements as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

Deloitte & Co. S.A. Florida 234, 5° piso C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Globant S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Globant S.A. and subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 3, 2018 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Co. S.A.
Autonomous City of Buenos Aires, Argentina

April 3, 2018

We have served as the Company's auditor since 2009.

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

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2017	2016	2015

Revenues (1)		413,439	322,856	253,796
Cost of revenues (2) (4)	5.1	(263,171)	(191,395)	(160,292)
Gross profit		150,268	131,461	93,504

Selling, general and administrative expenses (3) (4)	5.2	(110,808)	(81,889)	(71,594)
Other operating (expenses) income, net (5)		(6,294)	—	1,820
Profit from operations		33,166	49,572	23,730

Gain on transactions with bonds	3.17	—	—	19,102

Finance income	6	7,956	16,215	27,555
Finance expense	6	(11,036)	(19,227)	(20,952)
Finance (expense) income, net		(3,080)	(3,012)	6,603

Other income and expenses, net (6)		8,458	3,629	605
Profit before income tax		38,544	50,189	50,040

Income tax	7.1	(8,081)	(14,327)	(18,420)
Net income for the year		30,463	35,862	31,620

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations		(265)	1,103	(1,353)
- Net fair value (loss) gain on available-for-sale financial assets		(27)	(52)	52
Total comprehensive income for the year		30,171	36,913	30,319

Net income attributable to:
Owners of the Company		30,539	35,876	31,653
Non-controlling interest		(76)	(14)	(33)
Net income for the year		30,463	35,862	31,620

Total comprehensive income for the year attributable to:
Owners of the Company		30,247	36,927	30,352
Non-controlling interest		(76)	(14)	(33)
Total comprehensive income for the year		30,171	36,913	30,319

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2017	2016	2015

Earnings per share
Basic	8	0.87	1.04	0.93
Diluted	8	0.84	1.01	0.90
Weighted average of outstanding shares (in thousands)
Basic	8	34,919	34,402	33,960
Diluted	8	36,094	35,413	35,013

(1)	Includes transactions with related parties for 5,590, 6,462 and 6,655 for 2017, 2016 and 2015, respectively. See note 21.1.
(2)	Includes depreciation and amortization expense of 4,339, 4,281 and 4,441 for 2017, 2016 and 2015, respectively. See note 5.1.
(3)	Includes depreciation and amortization expense of 11,789, 6,637 and 4,860 for 2017, 2016 and 2015, respectively. See note 5.2.
(4)	Includes share-based compensation expense of 5,666, 917 and 735 under cost of revenues; and 8,798, 2,703 and 1,647 under selling, general and administrative expenses for 2017, 2016 and 2015, respectively. See note 5.
(5)	Includes an impairment of tax credits of 1,586 for 2017 (see note 4.11) and a recovery of 1,820 for 2015 related to a reversal of the allowance of impairment of tax credits (see note 3.7.1.1). In 2017 includes an impairment of intangibles assets of 4,708 (note 4.12).
(6)	Includes as of December 31, 2017 and 2016 a gain of 6,735 and 418 on remeasurement of the contingent consideration of Clarice, L4, and WAE explained in note 27.10.1 and the gain of 1,727 and 2,981 related to the remeasurement at fair value of the call and put option over non-controlling interest explained in note 27.10.2. In 2016 includes the gain of 225 related to the bargain business combination of Difier S.A. explained in note 23. In 2015 includes a gain of 625 related to valuation at fair value of the 22.7% of share interest held in Dynaflows as explained in note 23.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2017 AND 2016

(in thousands of U.S. dollars)

		As of December 31,
	Notes	2017	2016
ASSETS
Current assets
Cash and cash equivalents		52,525	50,532
Investments	9.1	8,147	9,355
Trade receivables (1)	10	80,078	54,170
Other receivables	11	14,357	18,869
Other financial assets (2)		873	900
Total current assets		155,980	133,826

Non-current assets
Other receivables	11	31,736	27,465
Deferred tax assets	7.2	13,186	7,691
Investment in associates	9.2	1,550	800
Other financial assets (3)		555	319
Property and equipment	12	43,879	35,676
Intangible assets	13	11,365	13,791
Goodwill	14	98,926	65,180
Total non-current assets		201,197	150,922
TOTAL ASSETS		357,177	284,748

LIABILITIES
Current liabilities
Trade payables	15	11,640	5,603
Payroll and social security taxes payable	16	40,472	30,328
Borrowings	17	6,011	217
Other financial liabilities	23	10,664	12,602
Tax liabilities	18	5,253	6,249
Other liabilities		20	—
Total current liabilities		74,060	54,999

Non-current liabilities
Other financial liabilities	23	18,574	19,224
Other liabilities		—	20
Provisions for contingencies	19	1,179	1,945
Total non-current liabilities		19,753	21,189
TOTAL LIABILITIES		93,813	76,188

Capital and reserves
Issued capital		42,271	41,576
Additional paid-in capital		86,728	62,790
Other reserves		(1,253)	(961)
Retained earnings		135,658	105,119
Total equity attributable to owners of the Company		263,404	208,524
Non-controlling interests		(40)	36
Total equity		263,364	208,560
TOTAL EQUITY AND LIABILITIES		357,177	284,748

(1)	Includes balances due from related parties of 463 and 575 as of December 31, 2017 and 2016, respectively. See note 21.1.
(2)	Includes the fair value of foreign exchange forward contracts of 73 as of December 31, 2017 (note 27.10.3) and a financial asset related to the acquisition of Clarice of 800 and 900 as of December 31, 2017 and 2016, respectively (note 23).

(3)	Includes the fair value of convertible notes of 100 (note 21.2), and the fair value of the call option on minority interest of 455 and 319 as of December 31, 2017 and 2016, respectively (note 23).

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at January 1, 2015	33,603,900	40,324	50,276	37,590	(711)	—	127,479	—	127,479
Issuance of shares under share-based compensation plan (see note 29.1)	560,649	673	1,878	—	—	—	2,551	—	2,551
Issuance of shares under subscription agreement (see note 29.1)	43,857	53	847			—	900		900
Share-based compensation plan (see note 22)	—	—	5,903	—	—	—	5,903	—	5,903
Other comprehensive (loss) income for the year	—	—	—	—	(1,353)	52	(1,301)	—	(1,301)
Acquisition of non-controlling interest (see note 23)	—	—	—	—	—	—	—	83	83
Call and put option over non-controlling interest (see note 23)	—	—	(7,050)	—	—	—	(7,050)	—	(7,050)
Net income for the year	—	—	—	31,653	—	—	31,653	(33)	31,620
Balance at December 31, 2015	34,208,406	41,050	51,854	69,243	(2,064)	52	160,135	50	160,185

	Number of Shares Issued	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Issuance of shares under share-based compensation plan (see note 29.1)	258,915	311	1,867	—	—	—	2,178	—	2,178
Issuance of shares for payments of Huddle minority interest (note 29.1)	11,213	13	292	—	—	—	305	—	305
Issuance of shares under subscription agreement (see note 29.1)	169,109	202	6,218	—	—	—	6,420	—	6,420
Share-based compensation plan (see note 22)	—	—	2,559	—	—	—	2,559	—	2,559
Other comprehensive income (loss) for the year	—	—	—	—	1,103	(52)	1,051	—	1,051
Net income for the year	—	—	—	35,876	—	—	35,876	(14)	35,862
Balance at December 31, 2016	34,647,643	41,576	62,790	105,119	(961)	—	208,524	36	208,560

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at January 1, 2017	34,647,643	41,576	62,790	105,119	(961)	—	208,524	36	208,560
Issuance of shares under share-based compensation plan (see note 29.1)	425,640	511	7,926	—	—	—	8,437	—	8,437
Issuance of shares under subscription agreement (see note 29.1)	153,481	184	5,511	—	—	—	5,695	—	5,695
Share-based compensation plan (see note 22)	—	—	10,501	—	—	—	10,501	—	10,501
Other comprehensive income for the year	—	—	—	—	(265)	(27)	(292)	—	(292)
Net income for the year	—	—	—	30,539	—	—	30,539	(76)	30,463
Balance at December 31, 2017	35,226,764	42,271	86,728	135,658	(1,226)	(27)	263,404	(40)	263,364

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements.

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of U.S. dollars)

	For the year ended December 31,
	2017	2016	2015
Cash flows from operating activities
Net income for the year	30,463	35,862	31,620
Adjustments to reconcile net income for the year to net cash flows from operating activities:
Share-based compensation expense (note 22)	12,865	3,620	2,382
Current income tax (note 7.1)	14,053	15,057	19,522
Deferred income tax (note 7.1)	(5,972)	(730)	(1,102)
Depreciation of property and equipment	9,053	6,290	5,872
Amortization of intangible assets	7,075	4,628	3,429
Impairment of intangible assets (note 4.12)	4,708	—	—
Allowance for doubtful accounts (note 5.2)	(5)	928	205
Allowance for claims and lawsuits (note 19)	527	999	237
Gain on remeasurement of contingent consideration (note 27.10.1)	(6,735)	(418)	—
Gain from bargain business combination (note 23)	—	(225)	(625)
Gain on remeasurement of valuation of call and put option over non-controlling interest (note 27.10.2)	(1,726)	(2,981)	—
Accrued interest	404	757	880
Allowance for impairment of tax credits, net of recoveries (4)	1,586	—	(1,820)
Gain on transactions with bonds (note 3.17)	—	—	(19,102)
Net gain arising on financial assets classified held-for-trading (note 6)	(303)	(653)	(13,453)
Net gain arising on financial assets classified held-to-maturity (note 6)	—	—	(4,941)
Net gain arising on financial assets classified as available for sale (note 6)	(240)	(6,325)	—
Exchange differences	2,645	5,959	10,136
Changes in working capital:
Net increase in trade receivables	(25,599)	(5,847)	(6,525)
Net decrease (increase) in other receivables	1,240	(17,067)	(32,121)
Net increase (decrease) in trade payables	4,341	(1,219)	1,386
Net increase in payroll and social security taxes payable	7,576	3,316	6,850
Net (decrease) increase in tax liabilities	(700)	(1,846)	2,752
Net decrease in other liabilities	—	(9)	(237)
Utilization of provision for contingencies (note 19)	(1,320)	(400)	(91)
Cash provided by operating activities	53,936	39,696	5,254
Income tax paid	(11,383)	(8,216)	(10,569)
Proceeds received from reimbursement of income tax	436	—	—
Net cash provided by (used in) operating activities	42,989	31,480	(5,315)

Cash flows from investing activities
Acquisition of property and equipment (2)	(19,605)	(17,660)	(13,595)
Proceeds from disposals of property and equipment	468	50	88
Acquisition of intangible assets (3)	(8,447)	(6,374)	(4,222)
(Payments) proceeds related to forward contracts	(579)	(1,126)	7,152
Acquisition of held-for-trading investments	(137,788)	(220,391)	(122,087)
Proceeds from held-for-trading investments	140,144	222,759	128,822
Acquisition of held-to-maturity investments	—	—	(96,601)
Proceeds from held-to-maturity investments	—	—	98,156
Acquisition of available-for-sale investments	(13,824)	(201,931)	—
Proceeds from available-for-sale investments	13,176	219,924	—
Payments to acquire investments in associates	(469)	(500)	—
Acquisition of bonds	—	—	(46,788)
Proceeds from sale of bonds	—	—	65,890
Acquisition of business, net of cash (note 23) (1)	(19,149)	(16,584)	(10,569)
Seller financing	(11,461)	(6,166)	(715)
Net cash (used in) provided by investing activities	(57,534)	(27,999)	5,531

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of U.S. dollars)

	For the year ended December 31,
	2017	2016	2015
Cash flows from financing activities
Proceeds from the issuance of shares under the share-based compensation plan (note 29.1)	5,296	1,863	2,236
Proceeds from subscription agreement (note 29.1)	5,695	6,420	900
Repayment of borrowings (note 25)	(16,198)	(543)	(505)
Proceeds from borrowings (note 25)	22,000	—	—
Convertible notes (note 21.2)	(100)	—	—
Cash provided by financing activities	16,693	7,740	2,631
Interest paid (note 25)	(95)	(41)	(633)
Net cash provided by financing activities	16,598	7,699	1,998

Effect of exchange rate changes on cash and cash equivalents	(60)	2,632	311
Increase in cash and cash equivalents	1,993	13,812	2,525

Cash and cash equivalents at beginning of the year	50,532	36,720	34,195
Cash and cash equivalents at end of the year	52,525	50,532	36,720

(1) Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries (note 23):

Supplemental information
Cash paid	21,300	19,525	10,726
Less: cash and cash equivalents acquired	(2,151)	(2,941)	(157)
Total consideration paid net of cash and cash equivalents acquired	19,149	16,584	10,569

(2)	In 2017, 2016 and 2015, there were 1,264, 478 and 26 of acquisition of property and equipment financed with trade payables, respectively. In 2017, 2016 and 2015, the Company paid 478, 26 and 1,207 related to property and equipment acquired in 2016, 2015 and 2014, respectively. Finally, in 2017 and 2016 included 2,861 and 2,198 of advances paid.
(3)	In 2017, 2016 and 2015 there were 344, 7 and 439 of acquisition of intangibles financed with trade payables, respectively. In 2017, 2016 and 2015, the Company paid 7, 439 and 216 related to intangibles acquired in 2016, 2015 and 2014, respectively.
(4)	Includes an impairment of tax credits of 1,586 for 2017 (see note 4.11) and a recovery of 1,820 for 2015 related to a reversal of the allowance of impairment of tax credits (see note 3.7.1.1).

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 – COMPANY OVERVIEW AND BASIS OF PRESENTATION

Globant S.A. is a company organized in the Grand Duchy of Luxembourg, primarily engaged in building digital journeys that matter to millions of users through its subsidiaries (hereinafter the “Company” or “Globant Lux” or “Globant Group”). The Company specializes in providing innovative software solutions services by leveraging emerging technologies and trends.

The Company's principal operating subsidiaries and countries of incorporation as of December 31, 2017 were the following: Sistemas UK Limited and We are London Limited in the United Kingdom, Globant LLC and L4 Mobile LLC in the United States of America (the “U.S.”), Sistemas Globales S.A., IAFH Global S.A. and Dynaflows S.A. in Argentina, Sistemas Colombia S.A.S. in Colombia, Global Systems Outsourcing S.R.L. de C.V. in Mexico, Sistemas Globales Uruguay S.A. and Difier S.A. in Uruguay, Globant Brasil Consultoria Ltda. in Brazil; Sistemas Globales Chile Asesorías Limitada in Chile, Globant Peru S.A.C. in Peru, Globant India Private Limited in India, PointSource Ltd. in Belarus and Software Product Creation S.L. in Spain.

The Globant Group provides services from development and delivery centers located in United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (México City), India (Pune and Bangalore), Spain (Madrid) and United Kingdom (London) and it also has client management centers in United States (San Francisco, New York, Boston and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Substantially all revenues are generated in the U.S. and United Kingdom through subsidiaries located in those countries. The Company´s workforce is mainly located in Latin America and to a lesser extent in India and U.S.

The Company's changed its registered office address since January 30, 2016 from 5 rue Guillaume Kroll, L-1882, Luxembourg to 37A Avenue J.F. Kennedy L-1855, Luxembourg, Luxembourg.

NOTE 2 – BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements are presented in thousands of United States dollars ("U.S. dollars") and have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2.1 – Application of new and revised International Financial Reporting Standards

•	Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2017. The application of these amendments has had no material impact on the disclosures or amounts recognized in the Company´s consolidated financial statements.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

•	New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 9	Financial Instruments[1]
IFRS 15	Revenue from contracts with customer[1]
IFRS 16	Leases[2]
IFRIC 22	Foreign Currency Transactions and Advance Consideration[1]
IFRIC 23	Uncertainty over Income Tax Treatments[4]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its
Associate or Joint Venture[3]
Amendments to IFRS 2	Share-based payments[1]
Clarifications to IFRS 15	Revenue from contracts with customer1 |
Amendments to IAS 28	Annual improvements 2014 -2016 Cycle[1]
Amendment to IAS 28	Long-term Interests in Associates and Joint Ventures[4]
Amendment to IFRS 9	Prepayment Features with Negative Compensation[4]
Amendments to IFRS 3 and 11 and IAS 12 and 23	Annual improvements 2015-2017 Cycle[5]
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement[4]
Amendments to References to the Conceptual Framework in IFRS Standards[5]

1 Effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

2 Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted if IFRS 15 has also been applied.

3 Effective date deferred indefinitely.

4 Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.

5 Effective for annual periods beginning on or after January 1, 2019.

•	In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, which introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. On July 24, 2014, the IASB published the final version of IFRS 9 'Financial Instruments'. IFRS 9, as revised in July 2014, introduces a new expected credit loss impairment model. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised. Also limited changes to the classification and measurement requirements for financial assets by introducing a 'fair value through other comprehensive income' (FVTOCI) measurement category for certain simple debt instruments.

Based on the analysis of the Company's financial assets and financial liabilities as of December 31, 2017 on the basis of the facts and circumstances that exists at that date, the directors of the Company have performed an assessment of the impact of IFRS 9 to the Company's consolidated financial statements as follows:

◦	Classification and measurement: all financial assets and financial liabilities will continue to be measured on the same bases as is currently adopted under IAS 39.
◦	Impairment: the management of the Company does not anticipate that the application of the IFRS 9 Impairment requirements will have a material impact on the Company's consolidated financial statements.
◦	Hedge accounting: the management of the Company does not anticipate that the application of the IFRS 9 Hedge accounting requirements will have a material impact on the Company's consolidated financial statements.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

It should be noted that the above assessment was made based on an analysis of the Company's financial assets and financial liabilities as of December 31, 2017 on the basis of the facts and circumstances that existed at that date. This new standard is effective for periods beginning on or after January 1, 2018.

•	On May 28, 2014 the IASB published its new revenue Standard, IFRS 15 "Revenue from Contracts with Customers". IFRS 15 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations when it becomes effective. The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer or promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the standard introduces a five-step approach to revenue recognition:

•	Step 1: Identify the contract with the customer
•	Step 2: Identify the performance obligations in the contract
•	Step 3: Determine the transaction price
•	Step 4: Allocate the transaction price to the performance obligations in the contracts
•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

On April 12, 2016 the IASB published amendments with clarifications to IFRS 15 'Revenue from Contracts with Customers'. The amendments address the following topics: identifying performance obligations, principal versus agent considerations, and licensing, and provide some transition relief for modified contracts and completed contracts.

Under IFRS 15, an entity recognises revenue when or as performance obligation is satisfied, i.e. when control of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018. The standard permits a modified retrospective approach for the adoption. The Company will apply the Standard retrospectively with the cumulative effect recognised at the date of initial application.

The Company performed an assessment on the five-step approach introduced by IFRS 15 considering its revenue streams. The Company has written contracts with each customer where a service is provided. Each contract specified a detail of the performance obligation, the transaction price per each performance obligation identified and how this performance obligation is transferred to the customer.

The Company’s services are performed under both time-and-material and fixed-price contracts. For revenues generated under time-and-material contracts, revenues are recognized as services are performed with the corresponding cost of providing those services reflected as cost of revenues when incurred. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client. The Company’s performance obligations are hours performed. The Company has assessed that these performance obligations are satisfied over time and that the method currently used to measure the progress towards complete satisfaction of these performance obligations will continue to be appropriate under IFRS 15.

The Company recognizes revenues from fixed-price contracts based on the percentage of completion method. Under this method, revenue is recognized in the accounting periods in which services are rendered. The Company has assessed that these performance obligations are satisfied over time, applying the input method by recognizing revenue on the basis of the Company’s efforts to the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation. Accordingly, the method currently used to measure the progress towards complete satisfaction of these performance obligations will continue to be appropriate under IFRS 15.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Apart from providing more extensive disclosures on the Company’s revenue transactions, the management of the Company does not anticipate that the application of IFRS 15 will have a significant impact on the financial position and/or financial performance of the Company.

•	On January 13, 2016, the IASB issued the IFRS 16 which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, with the distinction between operating and finance leases removed, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value to be accounted for by simply recognizing an expense, typically straight line, over the lease term. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 supersedes IAS 17 and related interpretations. Furthermore, extensive disclosures are required by IFRS 16. As of December 31, 2017, the Company has non–cancellable operating lease commitments of $35,033 for office space and office equipment. IAS 17 does not require the recognition of any right-of-use or liability for future payments for these leases; instead, certain information is disclosed as operating lease commitment in note 26. If these arrangements meet the definition of a lease under IFRS 16, the Company will recognize a right–of–use asset and a liability in respect of them unless they qualify of a low value or short–term leases upon the application of IFRS 16. In contrast, for finance leases where the Company is a lessee, the Company will recognize an asset and a related finance lease liability for the lease arrangement. Management are currently assessing its potential impact of the application of IFRS 16. It is not practicable to provide a reasonable estimate of the financial effect on the amounts recognized in the Company's consolidated financial statements until the management complete the review. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application being permitted if IFRS 15 has also been applied. The Company has not opted for early application.

•	On December 8, 2016, the IASB published IFRIC 22, which was developed by the IFRS Interpretations Committee to clarify the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The interpretation is being issued to reduce diversity in practice related to the exchange rate used when an entity reports transactions that are denominated in a foreign currency in accordance with IAS 21 in circumstances in which consideration is received or paid before the related asset, expense, or income is recognized.

The interpretation is effective prospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The management of the Company does not anticipate that the application of this interpretation will have a material impact on the Company's Financial Statements.

•	On June 7, 2017, the IASB published IFRIC 23 "Uncertainty over Income Tax Treatments", which was developed by the IFRS Interpretations Committee to clarify the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The interpretation specifically considers:

◦	Whether tax treatments should be considered collectively.
◦	Assumptions for taxation authorities' examinations.
◦	The determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.
◦	The effect of changes in facts and circumstances.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The interpretation is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted. The Company has not opted for early application. The management of the Company does not anticipate that the application of this interpretation will have any impact on the Company's Financial Statements.

•	On September 11, 2014, the IASB issued amendments to IFRS 10 and IAS 28. These amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

◦	require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);
◦	require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognised only to the extent of the unrelated investors' interests in that associate or joint venture.

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

•	On June 20, 2016, the IASB issued amendments to IFRS 2 (share-based payments). The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The directors of the Company do not anticipate that the application of these amendments will have a material impact on the Group's consolidated financial statements. The amendments are effective prospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

•	On December 8, 2016, the IASB issued amendments to IAS 28 (Investments in associates and joint ventures) as a result of the IASB's annual improvement 2014–2016 project. The amendment clarifies that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organization, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by- investment basis, upon initial recognition.

The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. The amendment to IAS 28 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

•	On October 12, 2017 the IASB published the amendment to IAS 28 "Long-term Interests in Associates and Joint Ventures". This amendment clarifies that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

The amendments are to be applied retrospectively but they provide transition requirements similar to those in IFRS 9 for entities that apply the amendments after they first apply IFRS 9. They also include relief from restating prior periods for entities electing, in accordance with IFRS 4 Insurance Contracts, to apply the temporary exemption from IFRS 9. Full retrospective application is permitted if that is possible without the use of hind sight.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The amendments are effective for periods beginning on or after 1 January 2019. Earlier application is permitted. It is not practicable to provide a reasonable financial estimate of the effect until the management complete a review of the application of the amendment. The Company has not opted for early application.

•	On October 12, 2017 the IASB published the amendment to IFRS 9 "Prepayment Features with Negative Compensation". This amendment modifies the existing requirements in IFRS 9 regarding termination rights in order to allow measurement at amortised cost (or, depending on the business model, at fair value through other comprehensive income) even in the case of negative compensation payments. Under the amendments, the sign of the prepayment amount is not relevant, i. e. depending on the interest rate prevailing at the time of termination, a payment may also be made in favor of the contracting party effecting the early repayment. The calculation of this compensation payment must be the same for both the case of an early repayment penalty and the case of an early repayment gain.

The final amendments also contain (in the Basis for Conclusions) a clarification regarding the accounting for a modification or exchange of a financial liability measured at amortised cost that does not result in the derecognition of the financial liability. The IASB clarifies that an entity recognises any adjustment to the amortised cost of the financial liability arising from a modification or exchange in profit or loss at the date of the modification or exchange. A retrospective change of the accounting treatment may therefore become necessary if in the past the effective interest rate was adjusted and not the amortised cost amount.

The amendments are effective for periods beginning on or after January 1, 2019. Earlier application is permitted. It is not practicable to provide a reasonable financial estimate of the effect until the management complete a review of the application of the amendment. The Company has not opted for early application.

•	On December 12, 2017, the IASB issued amendments to the following standards as result of the IASB's annual improvements 2015-2017 project:

◦	IFRS 3 (Business combinations): clarifies that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business.
◦	IFRS 11 (Joint arrangements): clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.
◦	IAS 12 (Income tax): clarifies that all income tax consequences of dividends (i.e. distribution of profits) should be recognised in profit or loss, regardless of how the tax arises.
◦	IAS 23 (Borrowing costs): clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings.

The management of the Company do not anticipate that the application of these amendments will have a material impact on the Group's consolidated financial statements. The amendments are all effective for annual periods beginning on or after January 1, 2019.

•	On February 7, 2018, the IASB published the following amendments to IAS 19 "Plan Amendment, Curtailment or Settlement":

◦	If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement.
◦	In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The amendments are effective for periods beginning on or after January 1, 2019. Earlier application is permitted but must be disclosed.

•	On March 29, 2018, the IASB issued the Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32. Not all amendments, however update those pronouncements with regard to references to and quotes from the framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the framework they are referencing to (the IASC framework adopted by the IASB in 2001, the IASB framework of 2010, or the new revised framework of 2018) or to indicate that definitions in the standard have not been updated with the new definitions developed in the revised Conceptual Framework. The amendments are effective for annual periods beginning on or after 1 January 2020.

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

Non-controlling interest in the equity of consolidated subsidiaries is identified separately from the Company's net liabilities therein. Non-controlling interest consists of the amount of that interest at the date of the original business combination and the non-controlling share of changes in equity since the date of the consolidation. Losses applicable to non-controlling shareholders in excess of the non-controlling interest in the subsidiary's equity are allocated against the interest of the Company, except to the extent that the non-controlling interest has a binding obligation and is able to make an additional investment to cover the losses.

Acquired companies are accounted for under the acquisition method whereby they are included in the consolidated financial statements from their acquisition date.

Detailed below are the subsidiaries of the Company whose financial statement line items have been included in these consolidated financial statements.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Country		Percentage ownership
	of	Main	As of December 31,
Company	incorporation	Activity	2017	2016	2015
Sistemas UK Limited	United Kingdom	Customer referral services and software development support	100.00%	100.00%	100.00%
Globant LLC	United States of America	Customer referral services and software development support	100.00%	100.00%	100.00%
Sistemas Colombia S.A.S.	Colombia	Software development and consultancy	100.00%	100.00%	100.00%
Global Systems Outsourcing S.R.L. de C.V.	Mexico	Software development and consultancy	100.00%	100.00%	100.00%
Software Product Creation S.L.	Spain	Software development and consultancy	100.00%	100.00%	100.00%
Globant España S.A. (sociedad unipersonal)	Spain	Investing activities	100.00%	100.00%	100.00%
Sistemas Globales Uruguay S.A.	Uruguay	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
IAFH Global S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales Chile Ases. Ltda.	Chile	Software development and consultancy	100.00%	100.00%	100.00%
Globers S.A.	Argentina	Travel organization services	100.00%	100.00%	100.00%
Globant Brasil Consultoria Ltda. (1)	Brazil	Software development and consultancy	100.00%	100.00%	100.00%
Huddle Investment LLP (6)	United Kingdom	Investing activities	-	100.00%	100.00%
Huddle Group S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
Huddle Group Corp. (2)	United States	Software development and consultancy	-	-	100.00%
Globant Peru S.A.C.	Peru	Software development and consultancy	100.00%	100.00%	100.00%
Globant India Privated Limited	India	Software development and consultancy	100.00%	100.00%	100.00%
Dynaflows S.A.	Argentina	Software development and consultancy	66.73%	66.73%	66.73%
We Are London Limited (4)	United Kingdom	Service design consultancy	100.00%	100.00%	-
L4 Mobile LLC (5)	United States of America	Software development and consultancy	100.00%	100.00%	-
Difier S.A. (6)	Uruguay	Software development and consultancy	100.00%	100.00%	-

(1)	On March 23, 2016, TerraForum Consultoría Ltda. was renamed Globant Brasil Consultoría Ltda.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(2)	On October 31, 2016, Huddle Group Corp. was merged into Globant LLC.
(3)	We are London Limited and We are Experience LLC were acquired on May 23, 2016 (see note 23). On October 31, 2016, We are Experience LLC was merged into Globant LLC.
(4)	L4 Mobile LLC was acquired on November 14, 2016 (see note 23).
(5)	Difier S.A. was acquired on November 14, 2016 (see note 23).
(6)	Huddle Investment LLP was dissolved on June 30, 2017.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 – Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred to the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related charges are recognized in profit or loss as incurred.

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

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquired business, and the fair value of the acquirer's previously held equity interest in the acquired business (if any) over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquired business and the fair value of the acquirer's previously held equity interest in the acquired business (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests' proportionate share of the recognized amounts of the acquired business identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the 'measurement period' (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 3 and IFRS 13, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Company's previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

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

Goodwill is not amortized and is reviewed for impairment at least annually or more frequently when there is an indication that the business may be impaired. If the recoverable amount of the business is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the business and then to the other assets of the business pro-rata on the basis of the carrying amount of each asset in the business. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of income and other comprehensive income. An impairment loss recognized for goodwill is not reversed in a subsequent period.

The Company has not recognized any impairment loss in the years ended December 31, 2017, 2016 and 2015.

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

The Company’s services are performed under both time-and-material and fixed-price contracts. For revenues generated under time-and-material contracts, revenues are recognized as services are performed with the corresponding cost of providing those services reflected as cost of revenues when incurred. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client.

The Company recognizes revenues from fixed-price contracts based on the percentage of completion method. Under this method, revenue is recognized in the accounting periods in which services are rendered. In instances where final acceptance of the product, system or solution is specified by the client, revenues are deferred until all acceptance criteria have been met. In absence of a sufficient basis to measure progress towards completion, revenues are recognized upon receipt of final acceptance from the client. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known. Fixed-price contracts generally correspond for services over a period of 12 months or less.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

During the years ended December 31, 2017 and 2016, the Company has recognized some agreements related to computer leases as finance leases, considering all the factors mentioned above.

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

In the case of Globant Brasil Consultoría Ltda., Globers S.A. and We are London Limited, the functional currencies are the Brazilian Real, the Argentine Peso and the Great Britain Pound, respectively. Assets and liabilities are translated at current exchange rates, while income and expense are translated at the date of the transaction rate. The resulting foreign currency translation adjustment is recorded as a separate component of accumulated other comprehensive income (loss) in the equity.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

Taxable profit differs from profit as reported in the consolidated statement of profit or loss and other comprehensive income because taxable profit excludes items of income or expense that are taxable or deductible in future years and it further excludes items that are never taxable or deductible. The Company's liability for current income tax is calculated using tax rates that have been enacted or substantively enacted as of the balance sheet dates. The current income tax charge is calculated on the basis of the tax laws in force in the countries in which the consolidated entities operate.

Globant S.A, the Luxembourg company, is subject to a corporate income tax rate of 15% if taxable income is lower than EUR 25, or to a corporate income tax rate of 19% if taxable income exceeds EUR 30. If taxable income is between EUR 25 and EUR 30, the Luxembourg company is subject to corporate income tax computed as follows: EUR 3.75 plus 39% of the tax base above EUR 25. The corporate income tax is increased by a contribution of 7% to the unemployment fund. A municipal business tax also may be imposed at rates ranging from 6% to 12% depending on where the undertaking is located. Thus, Luxembourg’s effective corporate income tax rate for 2017 is 27.08%. For the year 2018, businesses with taxable income lower than EUR 25 will be subject to corporate income tax at a rate of 15% . Businesses with taxable income between EUR 25 and EUR 30 will be subject to corporate income tax computed as follows: EUR 3.75 plus 33% of the tax base above EUR 25 The corporate tax rate will be 18% for companies with taxable income in excess of EUR 30.

In 2008, Globant España S.A. elected to be included in the Spanish special tax regime for entities having substantially all of their operations outside of Spain, known as “Empresas Tenedoras de Valores en el Exterior” (“ETVE”), on which dividends distributed from its foreign subsidiaries as well as any gain resulting from disposal are tax free. In order to be entitled to the tax exemption, among other requirements, the main activity of Globant España S.A. must be the administration and management of equity instruments from non-Spanish entities and such entities must be subject to a tax regime similar to that applicable in Spain for non-ETVEs companies. During 2016, the Company’s Uruguayan, Colombian and Argentinian subsidiaries distributed dividends to Globant S.A. for a total amount of 85,064. If this tax exemption would not applied, the applicable tax rate should be 25%. The Company´s Spanish subsidiary Software Product Creation S.L. is subject to a 25% corporate income tax rate.

From a taxable income perspective, the Argentine subsidiaries represent the Company’s most significant operations (see below the effects of the Argentine tax reform on the income tax rates). Argentine companies are subject to a 35% corporate income tax rate. In January 2006, Huddle Group S.A. (“Huddle Argentina”) and, in May 2008, IAFH Global S.A. and Sistemas Globales S.A. were notified by the Argentine Government through the Ministry of Economy and Public Finance that they had been included within the promotional regime for the software industry established under Law No. 25,922 (the “Software Promotion Regime”).

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

In addition, Regulatory Decree No. 1315/2013 delegates authority to the Secretary of Industry and the Federal Administration of Public Revenue (Administración Federal de Ingresos Publicos, or AFIP) to adopt ''complementary and clarifying'' regulations in furtherance of the implementation of the Software Promotion Regime.

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

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

As of December 31, 2015, the Company recorded a gain of 1,820, related to the partial reversal of the allowance of impairment of tax credit generated under the abovementioned regime up to the date of the reaccreditation of the Argentine subsidiary (Sistemas Globales S.A.) by the Secretary of Industry who stated in the respective resolutions that the tax benefits under the previous regime expired on the date of the reaccreditation. After the date of the reaccreditation under the new law, the Company has not recognized any benefit under the law 25,922.

On December 29, 2017, Argentina enacted a comprehensive tax reform (Law No. 27,430) through publication in the Official Gazette. The Law is effective from January 1, 2018. Specifically, introduces amendments to income tax (both at corporate and individual levels), value added tax (VAT), tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels, and tax on the transfer of real estate.

At a corporate level, the law decreases the corporate income tax rate from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards. The Law also establishes dividend withholding tax rates of 7% for profits accrued during fiscal years starting January 1, 2018 to December 31, 2019, and 13% for profits accrued in fiscal years starting January 1, 2020 and onwards. The new withholding rates apply to distributions made to shareholders qualifying as resident individuals or nonresidents.

Even though the combined effective rate for shareholders on distributed income (corporate income tax rates plus dividend withholding rates on the after tax profit) will be close to the prior 35% rate, this change is aimed at promoting the reinvestment of profits. Additionally, the Law repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) for income accrued from January 1, 2018.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Regarding the rest of the Company’s Argentine subsidiaries, Globers Travel and Dynaflows, as they are not in included within the Software Promotion Regime, are subject to a corporate income tax rate of 35% and will be applying the reduced tax rate incorporated by the Law No. 27,430 during next fiscal years.

The Company’s Uruguayan subsidiary Sistemas Globales Uruguay S.A. is domiciled in a tax free zone and has an indefinite tax relief of 100% of the income tax rate and an exemption from VAT. Aggregate income tax relief arising under Sistemas Globales Uruguay S.A. for years ended December 31, 2017, 2016 and 2015 were 2,488, 1,231, 1,175, respectively. The Company’s Uruguayan subsidiary Difier S.A. is located outside tax-free zone and according to Article 163 bis of Decree No. 150/007 the software development services performed are exempt from income tax and value-added tax applicable as long as they are exported and utilized abroad.

Until December 31, 2017, the Company's Colombian subsidiary Sistemas Colombia S.A.S. was subject to federal corporate income tax at the rate of 34% and a surcharge at the rate of 6% calculated on net income before income tax. For fiscal year 2018, the income tax rate will be 33% and surcharge rate will be 4%. From fiscal year 2019 onwards, surcharge will be eliminated and corporate tax rate will remain at 33%.

Until December 31, 2017, the Company’s U.S. subsidiary Globant LLC is subject to U.S. federal income tax at the rate of 34%. For tax purposes, L4 Mobile LLC is considered a partnership which elected to be a disregarded entity. The profit of L4 Mobile LLC will pass directly through the business to Globant LLC and will be taxed on its income tax return.

On 22 December 2017, the United Stated enacted the Tax Cuts and Jobs Act (“Tax Act”) that instituted fundamental changes to the taxation of multinational corporations. The Tax Act includes significant changes to the U.S. corporate income tax system, including a federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, changes regarding net operating loss carryforwards, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. Furthermore, as part of the transition to the new tax system, a one-time transition tax is imposed on a U.S. shareholder's historical undistributed earnings of foreign affiliates. For certain eligible pass-through entities, the Tax Act provides for a qualified business income deduction. The Tax Act introduces various changes to the Internal Revenue Code. The Company is currently evaluating the effect of the changes introduced by the Tax Act on the Company's business. It is anticipated that meaningful guidance explaining the application of certain provisions of the Tax Act will be released in the upcoming year.

The reform also introduces base erosion provisions for U.S corporations that are part of multinational group. For fiscal years beginning after December 31, 2017, a U.S corporation is potentially subject to tax under the Base Erosion Anti-Abuse Tax provision (“BEAT”), if the controlled group of which it is a part has sufficient gross receipts and derives a sufficient level of “base erosion tax benefits”. The provisions introducing the BEAT are complex and there are currently uncertainties surrounding their practical and technical application.

The Company’s English subsidiary Sistemas UK Limited is subject to corporate income tax at the rate of 19%. For the years 2016 and 2015, the corporate income tax rates were 20% and 21%, respectively.

The Company’s Chilean subsidiary Sistemas Globales Chile Ases. Ltda. is subject to corporate income tax at the rate of 25.5%. For the years 2017 and 2016, the corporate income tax rates were 25.5% and 24.0%, respectively, and for 2018 it will be 27.0%.

The Company’s Brazilian subsidiary Globant Brasil Consultoría Ltda. (formerly Terraforum Consultoría Ltda.), applies the taxable income method called “Lucro real”. Under this method, taxable income is based upon a percentage of profit accrued by the Company, adjusted according to the add-backs and exclusions provided in the relevant tax law. The rate applicable to the taxable income derived from the subsidiary’s activity is 24% plus 10% if the net income before income tax is higher than 240,000 reais for the years 2017 and 2016, and 120,000 reais for the year 2015.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company’s Peruvian subsidiary, Globant Peru S.A.C. is subject to corporate income tax at the rate of 29.5%. For the years 2016 and 2015, the corporate income tax rates were 25.25% and 30%, respectively.

The Company’s Mexican subsidiary, Global Systems Outsourcing S.R.L. de C.V., is subject to corporate income tax at the rate of 30%.

The Company's Indian subsidiary Globant India Private Limited is primarily export-oriented and is eligible for certain income tax holiday benefits granted by the government of India for export activities conducted within Special Economic Zones, or SEZs. The services provided by our Pune development center are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the center commenced the provision of services and 50% of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the center meeting defined conditions. Indian profits ineligible for SEZ benefits are subject to corporate income tax at the rate of 34.61%. In addition, all Indian profits, including those generated within SEZs, are subject to the Minimum Alternative Tax (MAT), at the current rate of approximately 21.34%, including surcharges.

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

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

As of December 31, 2017 the Company recorded an impairment loss of 4,708 related to the intangible assets acquired in business combinations. In 2016 and 2015 no impairment losses were recorded.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.12.6 – Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as 'loans and receivables'. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment.

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

3.12.8 – Other Financial Assets

Call option over non-controlling interest in subsidiary

On October 22, 2015, the Company was granted with a call option to acquire the remaining 33.27% interest in Dynaflows S.A, which can be exercised from October 22, 2020 till October 21, 2021. At the same moment, the Company has also agreed on a put option with the non-controlling shareholders which gives them the right to sell its remaining 33.27% interest on October 22, 2018 or October 22, 2020. As of December 31, 2017 and 2016, the Company accounted for the call option at its fair value of 455 and 319, respectively, in a similar way to a call option over an entity’s own equity shares and the initial fair value of the option was recognized in equity.

Clarice Subscription agreement

On May 14, 2015, the Company signed a subscription agreement as described in note 23. According to this agreement, the Company will receive a fix amount of money in exchange of a variable number of shares of the Company. According to IAS 32:11, a financial asset has been recognized in order to reflect the contractual right to receive cash. As of December 31, 2017 and 2016, the Company has recorded 800 and 900 as current financial assets, respectively.

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

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

For financial assets measured at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

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

Trade receivables carrying amount is reduced through the use of an allowance account on a case-by-case basis. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit and loss.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.15 – Reimbursable expenses

Out-of-pocket and travel expenses are recognized as expense in the statements of income for the year. Reimbursable expenses are billed to customers and recorded net of the related expense.

3.16 - Share-based compensation plan

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

3.17 – Gain on transactions with bonds - Proceeds received by Argentine subsidiaries through capital contributions

During the year ended December 31, 2015, the Argentine subsidiaries of the Company, through cash received from capital contributions, acquired Argentine sovereign bonds, including BODEN and Bonos Argentinos (“BONAR”), in the U.S. market denominated in U.S. dollars. These bonds trade both in the U.S. and Argentine markets. The Company considers the Argentine market to be the principal market for these bonds.

After acquiring these bonds and after holding them for a certain period of time, the Argentine subsidiaries, sell those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the year ended December 31, 2015 was higher than its quoted price in the U.S. market (in U.S. dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into the Company’s functional currency; thus, generating a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

During the year ended December 31, 2015 the Company recorded a gain amounting to 19,102, due to the above-mentioned transactions that were disclosed under the caption "Gain on transactions with bonds" in the consolidated statements of profit or loss and other comprehensive income.

During the years ended December 31, 2017 and 2016, the Company did not engage in the above described transaction.

3.18 – Components of other comprehensive income

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

NOTE 4 – CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company's accounting policies, which are described in note 3, the Company's management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

The Company uses the percentage-of-completion method in accounting for fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate each contract's total labor cost to date as a proportion of the total expected labor cost.

This method is followed where reasonably dependable estimates of revenues and costs can be made. Fixed-price contracts generally correspond for services over a period of 12 months or less. Some fixed-price contracts are recurring contracts that establish a fixed amount per month and do not require the Company to apply significant judgment in accounting for those types of contracts. In consequence, the use of estimates is only applicable for those contracts that are on-going at the year end and that are not recurring.

Reviews to these estimates may result in increases or decreases to revenues and income and are reflected in the consolidated financial statements in the periods in which they are first identified. If the estimates indicate that a contract loss will be incurred, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in cost of revenues in the consolidated statement of income and other comprehensive income. Contract losses for the periods presented in these consolidated financial statements were immaterial.

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

The Company evaluates goodwill for impairment at least annually or more frequently when there is an indication that the unit may be impaired. When determining the fair value of the Company's cash generating unit, the Company utilizes the income approach using discounted cash flow. The income approach considers various assumptions including increase in headcount, headcount utilization rate, income from each country and revenue per employee, income tax rates and discount rates. The assumptions considered by the Company as of December 31, 2017 are the following: projected cash flows for the following five years, the average growth rate considered was 21.5% and the rate used to discount cash flows was 10.58%. The long-term rate used to extrapolate cash flows beyond the projected period was 3%.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Any adverse changes in key assumptions about the businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon the Company's evaluation of goodwill, no impairments were recognized during 2017, 2016 and 2015.

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

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires judgments, estimates and assumptions by management. In evaluating the Company's ability to utilize its deferred tax assets, the Company considers all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. The Company's judgments regarding future taxable income are based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or the Company's estimates and assumptions could require that the Company reduces the carrying amount of its net deferred tax assets.

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

The Company's grants under its share-based compensation plan with employees are measured based on fair value of the Company's shares at the grant date and recognized as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

Determining the fair value of the share-based awards at the grant date requires judgments. The Company calculated the fair value of each option award on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of the Company's shares, expected volatility, expected term, risk-free interest rate and dividend yield.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Fair value of the shares: For 2014 Equity Incentive Plan, the fair value of the shares is based on the quote market price of the Company's shares at the grant date. For 2012 Equity Incentive Plan, as the Company's shares were not publicly traded the fair value was determined using the market approach technique based on the value per share of private placements. The Company had gone in the past through a series of private placements in which new shares have been issued. The Company understood that the price paid for those new shares was a fair value of those shares at the time of the placement. In January 2012, Globant España S.A. had a capital contribution from a new shareholder, which included cash plus share options granted to the new shareholder, therefore, the Company considered that amount to reflect the fair value of their shares. The fair value of the shares related to this private placement resulted from the following formula: cash minus fair value of share options granted to new shareholder divided by number of newly issued shares. The fair value of the share options granted to the new shareholder was determined using the same variables and methodologies as the share options granted to the employees. After the reorganization in December 2012, shares of Globant S.A (Luxembourg) were sold by existing shareholders in a private placement to WPP. The fair value of the shares related to this private placement results from the total amount paid by WPP to the existing shareholders.

Expected volatility: As the Company does not have sufficient trading history for the purpose of valuing our share options, the expected volatility of their shares is estimated by using the average historic price volatility of the NASDAQ 100 Telecommunication Index.

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

6.	Call option over non-controlling interest

As of December 31, 2017 and 2016, the Company held a call option to acquire the 33.27% of the remaining interest in Dynaflows S.A., which could be exercised from October 22, 2020 until October 21, 2021. The Company calculated the fair value of this option using the Black-Scholes option model. The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, maturity, risk-free interest rate, value of the underlying asset and dividend yield.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Dividend yield: The Company did not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company used an expected dividend yield of zero.

7.	Recoverability of internally generated intangible assets

During the year, the Company considered the recoverability of its internally generated intangible asset which are included in the consolidated financial statements as of December 31, 2017 and 2016 with a carrying amount of 6,395 and 3,904, respectively.

A detailed recoverability analysis has been carried out by the Company, considering both, revenue from customers in case of the assets sold to third parties and internal usage for those assets that are used internally, and, as a result, the Company believes that the carrying amount of the internally generated intangible assets will be recovered in full. This situation will be closely monitored, and adjustments made in future periods if future market activity indicates that such adjustments are appropriate.

8.	Fair value measurement and valuation processes

Certain assets and liabilities of the Company are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, if necessary the Company engages third party qualified valuers to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in note 27.9.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

11.	The allowance for impairment of tax credits

As of December 31, 2017, the Company recorded an allowance for impairment of tax credits for an amount of 1,586 for estimated losses resulting from substantial doubt about the recoverability of some tax credits. This allowance for impairment of tax credits was determined by estimating future uses of tax credits against value-added tax positions.

The tax credits included in the allowance for impairment are mainly related to Argentine taxation. The Company estimated the future VAT credit and VAT debit that comes from domestic purchases and sales, respectively. Since exports are zero-rated, any excess portion of the credit not used against any VAT debit is reimbursable to the Company, through a special VAT recovery regime. However, according to VAT recovery rules, there are certain limitations on the amount that may be reimbursed and the Company considered any VAT credit that cannot be reimbursed to be an impairment.

12.	Recoverability of intangible assets acquired in business combinations

The Company evaluates intangible assets acquired in business combinations for impairment at least annually or more frequently when there is an indication that the asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount is the higher of fair value less costs of disposal and value in use. The determination of the fair value of intangible assets acquired in business combinations involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital. When determining the fair value, we utilize the income approach using discounted cash flow.

A total amount of 4,708 of impairment loss related to the intangible assets acquired in business combinations was recognized as of December 31, 2017 and is included as other operating expenses. The impairment was recognized as a result of the Company's evaluation of such intangible assets, upon which the Company projected lower future cash flows from the related customer relationships. In 2016 and 2015 no impairment losses were recorded.

NOTE 5 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

5.1 - Cost of revenues

	For the year ended December 31,
	2017	2016	2015
Salaries, employee benefits and social security taxes	(239,257)	(176,490)	(146,271)
Shared-based compensation expense	(5,666)	(917)	(735)
Depreciation and amortization expense	(4,339)	(4,281)	(4,441)
Travel and housing	(6,631)	(6,586)	(6,673)
Office expenses	(1,692)	(1,084)	(1,504)
Professional services	(5,005)	(1,754)	(361)
Recruiting, training and other employee expenses	(415)	(216)	(227)
Taxes other than income tax	(166)	(67)	(80)
TOTAL	(263,171)	(191,395)	(160,292)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

5.2 - Selling, general and administrative expenses

	For the year ended December 31,
	2017	2016	2015
Salaries, employee benefits and social security taxes	(42,897)	(30,603)	(28,029)
Shared-based compensation expense	(8,798)	(2,703)	(1,647)
Rental expenses	(13,739)	(12,032)	(9,945)
Office expenses	(11,800)	(10,200)	(9,448)
Professional services	(9,885)	(7,599)	(7,463)
Travel and housing	(4,460)	(5,054)	(3,435)
Taxes other than income tax	(6,140)	(5,010)	(4,908)
Depreciation and amortization expense	(11,789)	(6,637)	(4,860)
Promotional and marketing expenses	(1,305)	(1,123)	(1,654)
Recovery (charge) to allowance for doubtful accounts, net	5	(928)	(205)
TOTAL	(110,808)	(81,889)	(71,594)

NOTE 6 – FINANCE INCOME / EXPENSE

	For the year ended December 31,
	2017	2016	2015
Finance income
Interest gain	479	60	8
Gain arising for held-for-trading investments	923	3,619	13,453
Gain arising for held-to-maturity investments	—	—	4,941
Gain arising for available-for-sale investments (*)	240	6,325	—
Foreign exchange gain	6,314	6,211	9,153
Subtotal	7,956	16,215	27,555

Finance expense
Interest expense on borrowings	(95)	(41)	(108)
Loss arising for held-for-trading investments	(620)	(2,966)	—
Foreign exchange loss	(9,043)	(14,831)	(19,289)
Other interest	(788)	(776)	(888)
Other	(490)	(613)	(667)
Subtotal	(11,036)	(19,227)	(20,952)
TOTAL	(3,080)	(3,012)	6,603

(*) As of December 31, 2017 and 2016 includes 27 and 52, respectively, related to the gain recognized as Other comprehensive income as of December 31, 2016 and December 31, 2015, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 7 – INCOME TAXES

7.1 – INCOME TAX RECOGNIZED IN PROFIT AND LOSS

	For the year ended December 31,
	2017	2016	2015
Tax expense:
Current tax expense	(14,053)	(15,057)	(19,522)
Deferred tax benefit (1)	5,972	730	1,102
TOTAL INCOME TAX EXPENSE	(8,081)	(14,327)	(18,420)

(1)	As of December 31, 2017, includes 1,004 of deferred tax gain related to changes in tax rates.

Substantially all revenues are generated in the U.S. and United Kingdom through subsidiaries located in those countries. The Company´s workforce is mainly located in Latin America and to a lesser extent in India and U.S.

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Argentine subsidiaries are the most significant source of net taxable income of the Company, the following reconciliation has been prepared using the Argentine tax rate:

	For the year ended December 31,
	2017	2016	2015
Profit before income tax	38,544	50,189	50,040
Tax rate (note 3.7.1.1)	35%	35%	35%
Income tax expense	(13,490)	(17,566)	(17,514)

Permanent differences
Argentine Software Promotion Regime (note 3.7.1.1)	3,541	7,189	15,037
Effect of different tax rates of subsidiaries operating in countries other than Argentina	2,019	1,069	1,362
Non-deductible expenses	1,187	2,301	1,184
Tax loss carry forward not recognized	(374)	(878)	(1,681)
Exchange difference	(860)	(6,593)	(17,560)
Other	(104)	151	752
INCOME TAX EXPENSE RECOGNIZED IN PROFIT AND LOSS	(8,081)	(14,327)	(18,420)

7.2 – DEFERRED TAX ASSETS

	As of December 31,
	2017	2016
Share-based compensation plan	5,772	4,919
Provision for vacation and bonus	1,309	1,339
Intercompany trade payables	3,126	—
Property and equipment	756	(298)
Contingencies	—	31
Others	(182)	(39)
Loss carryforward (1)	2,405	1,739
TOTAL DEFERRED TAX ASSETS	13,186	7,691

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(1)	As of December 31, 2017 and 2016, the detail of the loss carryforward is as follows:

	2017		2016
Company	Loss carryforward	Expiration date	Loss carryforward	Expiration date
Globant S.A.	737	2035	—	—
Dynaflows S.A.	80	2020	17	2020
Globant Brasil Consultoría Ltda. (2)	1,219	does not expire	1,235	does not expire
We Are London Limited	253	does not expire	—	—
Sistemas UK Limited	116	does not expire	105	does not expire
Sistemas Globales Chile Ases. Ltda.	—	—	101	does not expire
Globant LLC	—	—	274	does not expire
Software Product Creation S.L.	—	—	7	does not expire
	2,405		1,739

(2)	The amount of the carryforward that can be utilized for Globant Brasil Consultoría Ltda. is limited to 30% of taxable income in each carryforward year.

The roll forward of the deferred tax assets/(liabilities) presented in the consolidated financial position is as follows:

	Opening balance	Recognised in profit or loss	Recognised directly in equity	Acquisitions/ disposals	Closing balance

Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	4,919	1,026	1,400	(1,573)	5,772
Provision for vacation and bonus	1,339	(30)	—	—	1,309
Intercompany trade payables	—	3,126	—	—	3,126
Property and equipment	(298)	1,054	—	—	756
Contingencies	31	(31)	—	—	—
Others	(39)	(143)	—	—	(182)
Subtotal	5,952	5,002	1,400	(1,573)	10,781
Loss carryforward	1,739	970	—	(304)	2,405
TOTAL	7,691	5,972	1,400	(1,877)	13,186

NOTE 8 – EARNINGS PER SHARE

The earnings and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	For the year ended December 31,
	2017	2016	2015
Net income for the year attributable to owners of the Company	30,539	35,876	31,653
Weighted average number of shares (in thousands) for the purpose of basic earnings per share	34,919	34,402	33,960
Weighted average number of shares (in thousands) for the purpose of diluted earnings per share	36,094	35,413	35,013
BASIC EARNINGS PER SHARE	$0.87	$1.04	$0.93
DILUTED EARNINGS PER SHARE	$0.84	$1.01	$0.90

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weight average number of ordinary shares for the purpose of diluted earnings per share:

	For the year ended December 31,
	2017	2016	2015
Shares deemed to be issued in respect of employee options	603,159	1,021,250	748,198

NOTE 9 –INVESTMENTS

9.1 – Current investments

	As of December 31,
	2017	2016

Mutual funds (1)	7,620	9,355
LEBACs (2)	527	—
TOTAL	8,147	9,355

(1)	Held for trading investment.
(2)	Available for sale investment.

9.2 – Investments in associates

CHVG investment

The Company owns the 40% of total shares of CHVG S.A. ("CHVG") and accounted for this investment using the equity method.

Collokia investment

As of December 31, 2017 and 2016, the Company has a 19.5% of participation in Collokia LLC for an amount of 800.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

Acamica investment

 On January 26, 2016, the Company signed a subscription agreement with Ignacio Moreno, Tomás Escobar, Gonzalo Orsi and Juan Badino (jointly "the Founders"); Fitory S.A., a company organized under the laws of Uruguay; Wayra Argentina S.A., a corporation organized under the laws of Argentina; Stultum Pecuniam Ventures LLC, a limited liability company organized under the laws of the state of Washington, United States; Ms. Eun Young Hwang ("Rebecca"); Acamica S.A., a company organized under the laws of Argentina ("Acamica Argentina") and Acamica Inc, a corporation organized under the laws of the state of Delaware, United States ("Acamica US" and together with Acamica Argentina, the "Acamica Group Companies") whereas the Founders own 100% of the capital share of Acamica Group Companies and formed a new company organized under the laws of Spain ("Holdco") which owned 100% of the capital shares of Acamica US and 97% of the capital shares of Acamica Argentina.

On January 3, 2017, pursuant to the terms of the subscription agreement the Company made a capital contribution of 750 to the Acamica Tecnologías S.L. (previously referred as Holdco) in exchange for a 20% ownership stake in the entity. The investment is accounted using the equity method considering that the Company has significant influence over the operating and governance decisions of Acamica Tecnologías S.L., as the participation in the board of director, the approval of budget and business plan, among other decisions.

Assets, liabilities, results and other comprehensive income for all the above mentioned investments as of December 31, 2017, 2016 and 2015 were not significant individually nor in the aggregate.

NOTE 10 – TRADE RECEIVABLES

	As of December 31,
	2017	2016

Accounts receivable (1)	71,846	47,466
Unbilled revenue	8,841	7,321
Subtotal	80,687	54,787
Less: Allowance for doubtful accounts	(609)	(617)
TOTAL	80,078	54,170

(1)	Includes amounts due from related parties of 463 and 575 as of December 31, 2017 and 2016 (see note 21.1).

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Roll forward of the allowance for doubtful accounts

	As of December 31,
	2017	2016	2015

Balance at beginning of year	(617)	(438)	(243)
Additions, net of recoveries (1)	5	(928)	(205)
Additions related to business combinations (note 23)	—	—	(109)
Write-off of receivables	3	749	117
Translation	—	—	2
Balance at end of year	(609)	(617)	(438)

(1)	The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the recoverable amounts included those expected in liquidation proceeds. The Company does not hold any collateral over these balances. In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of each fiscal year.

Aging of past due not impaired trade receivables

	As of December 31,
	2017	2016

60-90 days	873	472
91+ days	775	108
Balance at end of year	1,648	580

The average credit period on sales is 65 days. No interest is charged on trade receivables. The Company reviews past due balances on a case-by-case basis. The Company has recognized an allowance for doubtful accounts of some individually trade receivables that are considered not recoverable and 100% against all receivables over 120 days because historical experience has been that receivables that are past due beyond 120 days are usually not recoverable.

Aging of impaired trade receivables

	As of December 31,
	2017	2016

91-180 days	4	617
180+ days	605	—
Balance at end of year	609	617

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 11 – OTHER RECEIVABLES

	As of December 31,
	2017	2016
Other receivables
Current
Tax credit - VAT	3,984	7,391
Tax credit - Software Promotion Regime (note 3.7.1.1)	4,813	4,486
Income tax credits	2,869	978
Other tax credits	153	471
Advances to suppliers (*)	155	4,013
Prepaid expenses	1,931	1,034
Loans granted to employees	186	32
Other	266	464
TOTAL	14,357	18,869

(*) As of December 31, 2016 includes 2,992 related to advance to acquired building as explained in note 20.

	As of December 31,
	2017	2016
Non-current
Advances to suppliers (note 20)	25,498	20,977
Tax credit - VAT	3,325	4,122
Income tax credits	2,129	577
Tax credit - Software Promotion Regime (note 3.7.1.1)	132	—
Other tax credits	105	—
Guarantee deposits	1,347	1,289
Other	500	500
Subtotal	33,036	27,465
Allowance for impairment of tax credits	(1,300)	—
TOTAL	31,736	27,465

Roll forward of the allowance for impairment of tax credits

	As of December 31,
	2017	2016

Balance at beginning of year	—	—
Additions (note 4.11)	1,586	—
Foreign exchange	(286)	—
Balance at end of year	1,300	—

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 12 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2017 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	18,097	5,117	29,723	34	6,981	2,354	3,899	66,205
Additions related to business combinations (note 23)	116	55	3	3	—	—	15	192
Additions	5,244	324	2,275	—	—	—	9,687	17,530
Transfers	98	477	1,431	—	—	—	(2,006)	—
Disposals	(166)	(222)	(152)	—	—	—	(428)	(968)
Translation	(8)	59	(5)	—	—	—	—	46
Values at end of year	23,381	5,810	33,275	37	6,981	2,354	11,167	83,005

Depreciation
Accumulated at beginning of year	11,219	3,136	15,921	4	249	—	—	30,529
Additions	3,529	717	4,658	9	140	—	—	9,053
Disposals	(133)	(218)	(149)	—	—	—	—	(500)
Translation	(6)	59	(9)	—	—	—	—	44
Accumulated at end of year	14,609	3,694	20,421	13	389	—	—	39,126
Carrying amount	8,772	2,116	12,854	24	6,592	2,354	11,167	43,879

Property and equipment as of December 31, 2016 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	14,351	3,439	19,793	—	4,204	2,354	5,790	49,931
Additions related to business combinations (note 23)	156	55	48	—	—	—	—	259
Additions	3,547	1,083	1,353	34	2,777	—	7,120	15,914
Transfers	31	557	8,423	—	—	—	(9,011)	—
Disposals	(53)	—	—	—	—	—	—	(53)
Translation	65	(17)	106	—	—	—	—	154
Values at end of year	18,097	5,117	29,723	34	6,981	2,354	3,899	66,205

Depreciation
Accumulated at beginning of year	8,870	2,434	12,751	—	156	—	—	24,211
Additions	2,306	725	3,162	4	93	—	—	6,290
Disposals	(3)	—	—	—	—	—	—	(3)
Translation	46	(23)	8	—	—	—	—	31
Accumulated at end of year	11,219	3,136	15,921	4	249	—	—	30,529
Carrying amount	6,878	1,981	13,802	30	6,732	2,354	3,899	35,676

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 13– INTANGIBLE ASSETS

Intangible assets as of December 31, 2017 included the following:

	Licenses and internal developments	Customer relationships	Non-compete agreement	Total
Useful life (years)	5	3 - 10	3
Cost
Values at beginning of year	18,591	9,634	586	28,811
Additions related to business combinations (note 23)	7	517	—	524
Additions	8,784	—	—	8,784
Translation	(1)	2	—	1
Values at end of year	27,381	10,153	586	38,120

Amortization and impairment
Accumulated at beginning of year	11,935	2,499	586	15,020
Additions	5,391	1,684	—	7,075
Impairment loss recognised in profit or loss (note 4.12)	—	4,708	—	4,708
Translation	(1)	(47)	—	(48)
Accumulated at end of year	17,325	8,844	586	26,755
Carrying amount	10,056	1,309	—	11,365

Intangible assets as of December 31, 2016 included the following:

	Licenses and internal developments	Customer relationships	Non-compete agreement	Total
Useful life (years)	5	3 - 10	3
Cost
Values at beginning of year	12,611	4,334	586	17,531
Additions related to business combinations (note 23)	28	5,054	—	5,082
Additions	5,942	—	—	5,942
Translation	10	246	—	256
Values at end of year	18,591	9,634	586	28,811

Amortization
Accumulated at beginning of year	8,229	1,507	586	10,322
Additions	3,702	926	—	4,628
Translation	4	66	—	70
Accumulated at end of year	11,935	2,499	586	15,020
Carrying amount	6,656	7,135	—	13,791

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 14 – GOODWILL

	As of December 31,
	2017	2016
Cost
Balance at beginning of year	65,180	32,532
Additions (note 23)	33,699	32,325
Translation	47	323
Balance at end of year	98,926	65,180

NOTE 15 – TRADE PAYABLES

	As of December 31,
	2017	2016

Suppliers	7,258	1,951
Expenses accrual	4,382	3,652
TOTAL	11,640	5,603

NOTE 16 – PAYROLL AND SOCIAL SECURITY TAXES PAYABLE

	As of December 31,
	2017	2016

Salaries	5,069	5,388
Social security tax	6,755	5,508
Provision for vacation and bonus	28,378	19,218
Directors fees	216	186
Other	54	28
TOTAL	40,472	30,328

NOTE 17 – BORROWINGS

	As of December 31,
	2017	2016

Current
Bank and financial institutions (note 25)	6,011	217
TOTAL	6,011	217

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 18 –TAX LIABILITIES

	As of December 31,
	2017	2016

Income tax	3,328	4,813
Periodic payment plan	13	127
VAT payable	861	461
Software Promotion Law - Annual and monthly rates	231	561
Other	820	287
TOTAL	5,253	6,249

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

Breakdown of reserves for lawsuits claims and other disputed matters include the following:

	As of December 31,
	2017	2016

Reserve for labor claims	49	138
Reserve for regulatory claims	1,130	1,807
TOTAL	1,179	1,945

Roll forward is as follows:

	As of December 31,
	2017	2016	2015

Balance at beginning of year	1,945	650	794
Additions	527	1,343	490
Additions related to business combinations (note 23)	—	817	—
Recovery	—	(344)	(253)
Utilization of provision for contingencies	(1,320)	(400)	(91)
Foreign exchange	27	(121)	(290)
Balance at end of year	1,179	1,945	650

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

As explained in note 4.11, during the year 2017, the Company estimated the future use of some tax credits and concluded that the value-added tax related to the advance payments to IRSA which amounted to 1,660 will not be recoverable and were included as advances to suppliers paid to IRSA.

As of December 31, 2017 and 2016, 25,498 and 20,977 are included in these consolidated financial statements as other receivables non-current.

Additionally, during the year 2016 the Company gave other advances to acquire a building in La Plata and Tucumán, Argentina. As of December 31, 2016 2,992 are included in these consolidated financial statements as other receivables current.

NOTE 21 – RELATED PARTIES BALANCES AND TRANSACTIONS

21.1 – WPP and Other related parties

The Company provides software and consultancy services to certain WPP subsidiaries and other related parties. WPP is a shareholder of the Company. Outstanding receivable balances as of December 31, 2017 and 2016 are as follows:

	As of December 31,
	2017	2016

Added Value	—	2
Grey Global Group Inc.	104	98
Group M Worldwide Inc	44	59
JWT	77	241
Kantar Operations	—	13
Kantar Retail	23	8
Mercado Libre S.R.L.	9	43
TNS	206	111
Total	463	575

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During the year ended December 31, 2017, 2016 and 2015, the Company recognized revenues for 5,590, 6,462 and 6,655, respectively, as follows:

	For the year ended December 31,
	2017	2016	2015

Acceleration eMarketing	—	—	12
Added Value	13	790	361
Blue State Digital	—	—	41
Burson Marsteller	—	59	261
Fbiz Comunicação Ltda.	—	—	267
Geometry Global	—	—	2
Grey Global Group Inc.	1,238	1,182	1,011
Group M Worldwide Inc	521	822	868
IBOPE Argentina	—	244	6
IBOPE Pesquisa de Mídia Ltda	—	—	288
JWT	1,043	919	957
Kantar Group	791	674	282
Kantar Retail	93	93	69
Mindshare	—	—	71
Ogilvy & Mather Brasil Comunication	1,677	611	—
Qualicorp	—	—	275
Rockfish Interactive Corporation	—	—	77
Tenthavenue Media ltd	—	—	69
TNS	30	579	1,086
Young & Rubicam	—	366	652
Mercado Libre S.R.L.	—	100	—
Mirum Inc.	41	—	—
Coretech	—	23	—
Total	5,590	6,462	6,655

21.2 – Loan agreement to Collokia

On May, 5, 2017, the Company and Collokia LLC, signed a loan agreement whereby the Company provides a financing facility of 100. Interest on the entire outstanding principal balance is computed at an annual rate of 2.8%. Collokia shall repay the loan in full within 18 months from the date that this agreement has been signed off. The Company has the right to convert any portion of the outstanding principal into preferred units of Collokia. As of December 31, 2017, the fair value of the loan agreement amount to 100 and is exposed as other financial assets non current.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

21.3 – Compensation of key management personnel

The remuneration of directors and other members of key management personnel during each of the three years are as follows:

	For the year ended December 31,
	2017	2016	2015

Salaries and bonuses	4,507	4,432	4,211
Total	4,507	4,432	4,211

The remuneration of directors and key executives is determined by the Board of Directors based on the performance of individuals and market trends.

During 2015, the Company granted 30,000 and 273,000 share options at a strike price of $22.77 and $28.31, respectively. During 2016, the Company granted 260,000 and 82,500 share options at a strike price of $29.01 and $32.36, respectively. During 2017, the Company granted 12,836 and 62,162 restricted stock units at a grant price of $34.96 and $37.00, respectively.

NOTE 22– EMPLOYEE BENEFITS

 22.1 – Share-based compensation plan

Share-based compensation expense for awards of equity instruments to employees and non-employee directors is determined based on the grant-date fair value of the awards. Fair value is calculated using Black & Scholes model.

In June 2012, the Company decided to replace its Stock Appreciation Rights ("SAR") program with a new share-based compensation program. The 2012 share-based compensation agreement was signed by the employees on June 30, 2012, considering the actual grant dates of the SARs to employees.

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

In July 2014, the Company adopted a new Equity Incentive Program, the 2014 Plan.

Pursuant to this plan, on July 18, 2014, the first trading day of the Company common shares on the NYSE, the Company made the annual grants for 2014 Plan to certain of the executive officers and other employees. The grants included share options with a vesting period of 4 years, becoming exercisable a 25% of the options on each anniversary of the grant date through the fourth anniversary of the grant. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date.

Each employee share option converts into one ordinary share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry (ten years after the effective date).

Under this share-based compensation plan, during the year 2017 and 2016, other share-based compensation agreements were signed for a total of 85,000 and 1,003,250 options granted, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During the year 2017, as part of the 2014 Equity Incentive Plan, the Company granted awards to certain employees in the form of Restricted Stock Units ("RSUs"), having a par value of $1.20 each, with a specific period of vesting. Each RSU is equivalent in value to one share of the company´s common stock and represents the Company´s commitment to issue one share of the Company´s common stock at a future date, subject to the term of the RSU agreement.

Until the RSUs vest, they are an unfunded promise to issue shares of stock to the recipient at some point in the future. The RSUs carry neither rights to dividends nor voting rights. RSU's vesting is subject to the condition that the employee must remain in such condition at of the vesting date.

The Company may determine a percentage of RSU, as part of the full year compensation package payment.

These RSUs agreements have been recorded as Equity Settled transactions in accordance to IFRS 2, and they were measured at fair value of shares at the grant date.

The following shows the evolution of the share options for the years ended at December 31, 2017 and 2016:

	As of December 31, 2017		As of December 31, 2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance at the beginning of year	2,658,595	22.21	1,933,239	15.40
Options granted during the year	85,000	39.69	1,003,250	31.89
Forfeited during the year	(249,035)	30.08	(33,979)	25.75
Exercised during the year	(338,709)	15.63	(243,915)	7.64
Balance at end of year	2,155,851	23.02	2,658,595	22.21

The following shows the evolution of the RSUs for the year ended at December 31, 2017:

	As of December 31, 2017
	Number of RSU	Weighted average grant price

Balance at the beginning of year	—	—
RSU granted during the year	254,328	37.07
Forfeited during the year	(2,538)	36.59
Issued during the year	(86,931)	36.11
Balance at end of year	164,859	37.58

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the RSU at the end of the year:

Grant date	Grant Price ($)	Number of Restricted Stock Units	Fair value at grant date ($)	Expense as of December 31, 2017 ($)

2017	34.96	—	—	1,476
	36.30	2,000	73	3
	37.00	143,188	5,298	2,766
	42.00	9,000	378	101
	43.42	8,000	347	34

Subtotal		162,188	6,096	4,380

Non employees stock options

2017	37.44	2,671	100	63

Subtotal		2,671	100	63
Total		164,859	6,196	4,443

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the share options at the end of the year:

Grant date	Exercise price ($)	Number of stock options	Number of stock options vested as of December 31, 2017	Fair value at grant date ($)	Fair value vested ($)	Expense as of December 31, 2017 (*)

2006	0.95	11,003	11,003	60	60	—

2007	0.71	200,000	200,000	1,135	1,135	—
	1.40	616	616	3	3	8

2010	2.48	3,097	3,097	12	12	14
	2.93	—	—	—	—	—
	3.38	32,955	32,955	109	109	144

2011	2.71	6,031	6,031	23	23	202

2012	6.77	—	—	—	—	12
	7.04	—	—	—	—	37

2013	12.22	24,999	24,999	65	65	—

2014	10.00	350,517	226,651	1,166	754	881
	13.20	3,769	1,648	8	3	15

2015	22.77	30,000	20,000	221	147	74
	28.31	490,275	195,800	3,398	1,357	1,160
	29.34	18,454	14,868	125	100	29
	34.20	16,500	8,250	142	71	35

2016	29.01	241,250	46,250	1,663	319	477
	32.36	547,875	133,688	4,438	1,083	1,118

2017	36.30	15,000	—	127	—	4
	38.16	40,000	—	364	—	23
	43.42	30,000	—	311	—	30

Subtotal		2,062,341	925,856	13,370	5,241	4,263

Non employees stock options

2012	6.77	22,170	22,170	35	35	—
2013	12.22	22,170	22,170	52	52	—
2014	10.00	22,170	22,170	43	43	—
2016	39.37	27,000	6,750	248	62	62

Subtotal		93,510	73,260	378	192	62
Total		2,155,851	999,116	13,748	5,433	4,325

(*) Includes social security taxes.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Deferred income tax asset arising from the recognition of the share-based compensation plan amounted to 5,772 and 4,919 for the years ended December 31, 2017 and 2016, respectively.

22.2 - Share options exercised and RSU vested during the year:

	As of December 31, 2017		As of December 31, 2016
	Number of options exercised	Exercise price	Number of options exercised	Exercise price

Granted in 2006	4,600	0.95	3,196	0.95
Granted in 2007	—	0.71	36,538	0.71
Granted in 2007	800	1.40	6,321	1.40
Granted in 2010	1,623	2.48	3,295	2.48
Granted in 2010	—	2.93	1,402	2.93
Granted in 2010	22,377	3.38	39,142	3.38
Granted in 2011	26,194	2.71	60,000	2.71
Granted in 2012	1,651	6.77	2,000	6.77
Granted in 2012	3,991	7.04	13,191	7.04
Granted in 2013	2,395	14.40	—	0.00
Granted in 2014	149,337	10.00	42,645	10.00
Granted in 2014	1,918	13.20	2,901	13.20
Granted in 2015	90,787	28.31	30,465	28.31
Granted in 2015	9,911	29.34	2,819	29.34
Granted in 2016	18,750	29.01	—	—
Granted in 2016	4,375	32.36	—	—
Balance at end of the year	338,709		243,915

The average market price of the share amounted to 38.77 and 36.77 for year 2017 and 2016, respectively.

The following tables summarizes the RSU vested during the year 2017:

	As of December 31, 2017
	Number of RSUs vested	Grant price

Granted in 2017	37,546	34.96
Granted in 2017	49,385	37.00
Balance at end of the year	86,931

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

22.3 - Fair value of share-based compensation granted

Determining the fair value of the stock-based awards at the grant date requires judgment. The Company calculated the fair value of each option award on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of the Company's shares, expected volatility, expected term, risk-free interest rate and dividend yield.

The Company estimated the following assumptions for the calculation of the fair value of the share options:

Assumptions	Granted in 2017 for 2014 plan	Granted in 2016 for 2014 plan	Granted in 2015 for 2014 plan
Stock price	39.69	31.89	28.29
Expected option life	6 years	6 years	6 years
Volatility	19%	20%	20%
Risk-free interest rate	2.00%	1.95%	1.76%

See Note 4 for a description of the assumptions.

NOTE 23 – BUSINESS COMBINATIONS

23.1 Acquisition of Huddle Group

On October 11, 2013, the Company entered into a Stock Purchase Agreement to purchase 86.25% of the capital interests of Huddle Investment LLP, a company organized and existing under the laws of England ("Huddle UK"). Huddle UK owned, directly or indirectly, 100% of the capital stock and voting rights of the following subsidiaries: Huddle Group S.A., a corporation (sociedad anónima) organized and existing under the laws of the Republic of Argentina; Huddle Group S.A., a corporation (sociedad anónima) organized and existing under the laws of the Republic of Chile; and Huddle Group Corp., a corporation organized and existing under the laws of the State of Washington.

The aggregate purchase price under the Stock Purchase Agreement was 8,395. Such purchase price was payable to the Sellers in seven installments. Such payments were made as follows:

-	On October 21, 2013 and November 4, 2013, the Company paid a total of 3,436 including interest.
-	Second installment: On April 21, 2014, the Company paid a total of 2,156, including interests.
-	Third installment: Based on the gross revenue and gross profit achieved by the Huddle Group for the year 2013, the Company paid on April 22, 2014, 861.
-	Fourth installment: On October 25, 2014, the Company paid 870, including interests.
-	Fifth installment: On April 2, 2015, the Company paid 647, including interests.
-	Sixth installment: On March 31, 2016, the Company paid 187, including interests.
-	The seventh installment of 115 shall be paid no later than the fifth anniversary date of Closing Date.

The consideration transferred for Huddle Group acquisition was calculated as follows:

Purchase price	Amount
Down payment	3,019
Installment payment	5,117	(a)(b)
Total consideration	8,136

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(a)	Net present value of future installment payments including interest.
(b)	The outstanding balance as of December 31, 2017 and 2016 amounted to 110 and 104, respectively, including interest; classified 110 as current as of December 31, 2017 and 104 as non-current other financial liabilities as of December 31, 2016.

Minority interest purchase agreement

On October 11, 2013, the Company entered into a Stock Purchase Agreement to purchase an additional 13.75% of the capital interests of Huddle UK, which was amended on October 23, 2014. The consideration for the purchase of the minority interest amounted to 650 and was payable in three installments. Such payments were made as follows:

-	First installment: the amount of 100 was paid on October 23, 2014.
-	Second installment: the amount of 225 was paid on February 28, 2015.
-	Third installment: On January 22, 2016, the Company granted 11,213 treasury shares at a price of $27.2 per share to Mr. Spitz to cancel the remaining liability of 305. The Company withholds the remaining amount of 20 as an escrow till October 23, 2018.

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

23.2 Acquisition of Clarice Technologies

On May 14, 2015 ("closing date"), Globant España S.A. acquired Clarice Technologies PVT, Ltd ("Clarice"), a company organized and existing under the laws of India. Clarice is an innovative software product development services company that offers product engineering and user experience (UX) services and has operations in the United States and India. As of the closing date, the total headcount of Clarice was 337 employees distributed in India and United States. The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Clarice.

On August 5, 2015 the Company changed the legal name of Clarice to Globant India Private Limited ("Globant India").

The aggregate purchase price under the Stock Purchase Agreement ("SPA") amounted to 20,184.

On May 16, 2017, the Company signed an amendment to the SPA. Based on this amendment, purchase price may be subject to adjustments based on the future performance of Clarice and was payable to the sellers as follows:

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

2.1	Fair Market Value of such shares, calculated in accordance with the methodology prescribed by the Reserve Bank of India by an appointed chartered accountant; or

2.2	The consideration as detailed below:

2.2.1	The second share transfer tranche, comprising 1,249 shares representing 9.32% of the shares of Globant India was transferred by the sellers to the Company on July 15, 2016. Based on the revenue and gross profit achieved by Globant India for the period between May 15, 2015 and May 15, 2016, the Company paid on July 15, 2016, 4,208 and recognized as of December 31, 2016 a gain of 418 arisen on the remeasurement of the liability, included in "Other income and expense, net".

2.2.2	The third Share transfer tranche, comprising 920 of the shares representing 6.87% of the shares of Globant India, was transferred by the sellers to the Company on March, 2018. Based on the targets achieved by Globant India for the period between January 1, 2017 and December 31, 2017, the Company paid on March 2018, 3,128.

2.2.3	The fourth share transfer tranche comprising the transfer of 550 shares representing 4.11% of the shares of Globant India shall be transferred by the sellers to the Company no later than on January 31, 2019, in consideration for payment of the minimum share price for such shares, defined as 916.77 per share for this tranche, plus an amount of 1,754, subject to the achievement of certain capacity target by Clarice.

2.2.4	The fifth share transfer tranche comprising the transfer of 277 shares representing 2.07% of the shares of Globant India shall be transferred by the sellers to the Company no later than on January 31, 2020, in consideration for payment of the minimum share price for such shares, defined as 970.78 per share for this tranche, plus an amount of 877, subject to the achievement of certain capacity target by Globant India.

All financial targets and capacity targets payments shall be subject to the condition that sellers who were employee of Globant India at the date of acquisition, remain as employee of Globant India or any associated entity of the Company on the due date of such payment.

The Company has concluded that as in the same SPA all parties have agreed the transfer of the 100% of the shares of Clarice in different stages, the transaction should be considered as one, and therefore the Company has accounted the acquisition for the 100% of the shares of Clarice and the consideration involved is the sum of the amount paid at closing date and the installments payables in years 2016, 2017, 2018, 2019 and 2020.

The consideration transferred for Clarice acquisition was calculated as follows:

Purchase price	Amount
Down payment	9,324
Installment payment	2,483	(a)
Contingent consideration	8,377	(a)
Total consideration	20,184

(a)	As of December 31, 2017 and 2016 included 3,119 and 4,446 as Other financial liabilities current, and 4,497 and 2,408 as Other financial liabilities non-current, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

On February 23, 2017, the Company signed an amendment of the SPA with one of the shareholders where they agreed on the acquisition of the shares held by the employee for an amount of 600 and the termination of the employment agreement.

As a consequence of the amendments to the SPA and remeasurement of the fair value of the contingent considerations, the Company recorded a loss of 1,173 and a gain of 418 as of December 31, 2017 and 2016, respectively.

Clarice sellers' subscription agreement

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

Regarding the third tranche, the Company will issue additional shares at a price equal to the volume weighted average trading price ("VWAP") (derived from the trading price of the shares as quoted in the NYSE) for the 60-trading period ending on the second trading day prior to the third tranche issue date. Such numbers of shares will be allocated among the subscribers in the proportion in which they were allocated in the First tranche. The number of the third Tranche shares to be issued to each of the subscribers shall be the lower of (i) 80% of the maximum amount of shares that such subscriber is eligible to purchase under applicable law and (ii) the quotient obtained by dividing 200 by the third tranche 60-day VWAP.

Total estimated amount is 800 for third tranche.

Second agreement

First tranche

The first tranche for 4,873 common shares was subscribed by one employee for a total amount of 100.

Second and third tranches

Regarding second tranche, on July 25, 2016, the Company issued 2,612 common shares for an amount of 100.

Based on the amendment to the SPA signed on February 23, 2017, third tranche was canceled and no shares were issued.

As of December 31, 2016, 23,508 shares were issued for a total amount of 900.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Both agreements are forward contracts to issue and sell a variable number of shares for a fixed amount of cash, thus according to IAS 32, the Company recorded a financial liability and a financial asset for the shares to be issued and the payment to be received, respectively, for an amount of 800 and 900 as of December 31, 2017 and 2016, respectively.

23.3 Acquisition of Dynaflows

On October 22, 2015, the Company acquired from Alfonso Amat, Wayra Argentina S.A., BDCINE S.R.L., Laura A. Muchnik, Facundo Bertranou, Mora Amat and Fabio Palioff (jointly "the Sellers) 9,014 shares, which represents 38.5% of the capital stock of Dynaflows S.A. Before this acquisition, the Company had 22.7% of the capital stock of Dynaflows and classified it as investment in associates. Through this transaction, the Company gained the control of Dynaflows S.A. As a consequence, the Company accounted for this acquisition in accordance with IFRS 3 as a business combination achieved in stages and as such, the Company remeasured its previously held equity interest in Dynaflows at its acquisition date fair value and recognize the resulting gain for an amount of 625 in Other income and expense, net.

The aggregate purchase price under the Stock Purchase Agreement ("SPA") amounted to ARS 13,316 (1,402) and 414, payable in two installments, as following:

- The first installment amounted to ARS 13,316 (1,402) paid at the closing date.

- The second installment amounted to 414 paid on April 22, 2016.

On the same date, the Company made a capital contribution of 868 (ARS 8,250) to Dynaflows by issuing 9,190 shares.

After both agreements and considering the previous equity interest held by the Company of 22.7%, the Company holds the 66.73% of participation in Dynaflows.

The consideration transferred for Dynaflows acquisition was calculated as follows:

Purchase price	Amount
Down payment	1,402
Installment payment	414
Total consideration	1,816	(a)

(a)	As of December 31, 2017 and 2016 the consideration was fully settled.

Minority interest purchase agreement

On October 22, 2015, the Company entered into a Shareholders Agreement (the "Minority Interest SHA") with Alfonso Amat and Mora Amat (the "non-controlling shareholders") to agree on a put option over the 33.27% of the remaining interest of Dynaflows effective on the third or fifth anniversary from the date of acquisition, pursuant to which the non-controlling shareholders shall have the right (the "Put Option") to sell and the Company shall purchase all, but not less than all the shareholder's non-controlling interest. The aggregate purchase price to be paid by the Company upon exercise of the Put Option shall be equal to the price resulting from valuing the Company at the following:

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

The Company implemented the IFRIC Interpretation DI/2012/2 "Put Options Written on Non-controlling Interests" issued in May 2012 that requires a financial liability initially measured at the present value of the redemption amount in the parent's consolidated financial statements for written puts on non-controlling interest. Subsequently, the financial liability is measured in accordance with IAS 39.

As of December 31, 2017 and 2016, the Company has recognized as non-current other financial liabilities the written put option for an amount of 2,797 and 4,388, respectively equal to the present value of the amount that could be required to be paid to the counterparty discounted at an interest rate of 3.5%. Changes in the measurement of the gross obligation are recognized in profit or loss.

Pursuant to the shareholder's agreement, the Company also agreed on a call option over non-controlling interest effective after the fifth anniversary from the closing date till the sixth anniversary from the closing date pursuant to which the Company shall have the right to purchase and the non-controlling interest shareholders shall sell all but not less than all the shareholder's non-controlling interest then owned by the non-controlling shareholders. The Company calculated the fair value of call option on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the maturity, exercise price, spot, risk-free and standard deviation. See Note 4 for a description of the assumptions.

As of December 31, 2017 and 2016, the Company has accounted for the call option at its fair value of 455 and 319 in a similar way to a call option over an entity's own equity shares and the initial fair value of the option was recognized in equity.

23.4 Acquisition of WAE

On May 23, 2016 (closing date), Globant España S.A. acquired 100% of shares of We Are London Limited (WAE UK), a company organized and existing under the laws of England and Wales and 100% of shares of We Are Experience, Inc. a corporation organized and existing under the Laws of the State of New York, United States (WAE US) (jointly WAE UK and WAE US are WAE). WAE is a service design consultancy, specialized in three distinct but complementary service offerings - Research, Strategy and Creative. Total headcount of WAE was 40 employees with operations in United States and United Kingdom. The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of WAE.

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

2. First earn-out payment: On August 16, 2017, the Company paid an amount of 5,000 to the sellers.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

Additionally, the Company shall pay to the sellers an amount of 575 in cash on the first earn-out payment date and/or the second earn-out payment date related to the corporation tax saved by WAE UK prior to such date as a result of any deduction obtained under income tax law applicable to United to Kingdom attributable to the exercise of the stock options plan granted by WAE UK to the option holders. This amount is considered by the Company as part of the consideration amount. On October 2017, the Company paid 436 in cash related to the corporation tax saved to be reimbursed to the sellers.

Finally, as part of the total consideration the Company computed the working capital adjustment defined in the SPA. Total adjustment amounted to 1,357.

Acquisition-related charges amounting to 515 have been excluded from the consideration transferred and have been recognized as an expense in profit or loss in the current year, within the Professional services line item.

The fair value of the consideration transferred for WAE acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	8,500
Working capital adjustment	1,352
Installment payment	551	(a)
Contingent consideration	9,448	(a)
Total consideration	19,851

(a) As of December 31, 2017 and 2016 included 924 and 5,457, respectively, as Other financial liabilities current and 4,735 as Other financial liabilities non-current as of December 31, 2016.

23.5 Acquisition of Difier

On November 14, 2016, the Company entered into a Stock Purchase Agreement ("SPA") with 3Cinteractive corp. ("3C") to purchase the 100% of the capital stock of Difier S.A., a Uruguayan company ("Difier"). Difier is engaged in the business of providing information technology support services to 3C, who has been and remains the only customer of Difier.

The aggregate purchase price under the SPA amounted to 25 and was paid as of the closing date. Jointly with this SPA, the Company signed with 3C a consulting services agreement representing a customer relationship, to provide software services in the United States and other jurisdictions for the following four years. The fair value of this agreement was recognized as an intangible asset as of the date of acquisition for an amount of 652, which originated a gain for a bargain business combination of 225 included in "Other income and expenses, net" as of December 31, 2016.

Acquisition related expenses were not material and were recognized directly as expense.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

23.6 Acquisition of L4

On November 14, 2016 ("closing date"), Globant LLC acquired 100% of shares of L4 Mobile, LLC ("L4"), a limited liability company organized and existing under the laws of the State of Washington, United States. L4 offers the digital product consulting, design, development and quality assurance services necessary to build and manage robust digital products. Total headcount of L4 was 90 employees with operations in United States. The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of L4.

The aggregate purchase price under the Stock Purchase Agreement ("SPA") amounted to 20,388.

On January 30, 2018, the Company signed an amendment to the SPA. Considering this amendment, purchase price may be subject to adjustments based on the future performance of L4 and is payable to the seller as follows:

Up-front payment: As of the closing date, the Company paid an aggregate consideration of 11,000 to the seller.

1.	First earn-out payment: On February 15, 2017, the Company paid an aggregate consideration of 990 to the sellers.

2.	Second earn-out payment: On February 15, 2018, the Company paid an aggregate consideration of 1,850.

3.	Third earn-out payment: Not later than February 15, 2019, the amount of 1,160, provided that such amount shall be reduced in proportion to the percentage of revenue and gross profit achievement by L4 during the period commencing on January 1, 2018 and ending on December 31, 2018.

4.	Forth earn-out payment: Not later than February 15, 2020, the amount of 1,160, provided that such amount shall be reduced in proportion to the percentage of revenue and gross profit achievement by L4 during the period commencing on January 1, 2019 and ending on December 31, 2019.

The fair value of the consideration transferred for L4 acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	11,000
Working capital adjustment	817	(a)
Contingent consideration	8,571	(a)
Total consideration	20,388

(a) As of December 31, 2017 and 2016 included 1,845 and 1,799, respectively, as Other financial liabilities current and 1,803 and 7,589 as Other financial liabilities non-current, respectively.

Acquisition related expenses were not material and were recognized directly as expense.

23.7 Acquisition of Ratio

On February 28, 2017, Globant LLC acquired 100% of shares of Ratio Cypress, LLC ("Ratio"), a limited liability company organized and existing under the laws of the State of Washington, United States. Ratio offers design, development and quality assurance services necessary to build and manage robust digital products and video streaming solutions for major media companies. Total headcount of Ratio was 45 employees with operations in United States.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Ratio.

The aggregate purchase price under the Stock Purchase Agreement ("SPA"), amended on March 2, 2018, amounted to 9,529. Such purchase price may be subject to adjustments based on the future performance of Ratio and is payable to the seller as follows:

1.	Up-front payment: As of the closing date, the Company paid an aggregate consideration of 5,800 to the seller.

2.	First earn-out payment: On February 15, 2018, the Company paid the aggregate consideration 1,669 to the sellers.

3.	Second earn-out payment: Not later than February 15, 2019, the amount of 1,500, considering the financial targets achievement by Ratio during the period commencing on January 1, 2018 and ending on December 31, 2018.

4.	Third earn-out payment: Not later than February 15, 2020, the amount of 750, considering the financial targets achievement by Ratio during the period commencing on January 1, 2019 and ending on December 31, 2019.

The fair value of the consideration transferred for Ratio acquisition was calculated as follows:

Purchase price at acquisition date	Amount
Down payment	5,800
Working capital adjustment	(97)
Contingent consideration	3,826	(a)
Total consideration	9,529

(a)	As of December 31, 2017 included 1,666 and 2,216 as Other financial liabilities current and non-current, respectively.

Acquisition related expenses were not material and were recognized directly as expense for each period.

23. 8 Acquisition of PointSource

On June 1, 2017, Globant LLC acquired 100% of shares of PointSource, LLC ("PointSource"), a limited liability company organized and existing under the laws of the State of Florida, United States. PointSource offers digital solutions to its customers which include design, digital strategy, development and marketing services. Total headcount of PointSource was 97 employees with operations in United States.

The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of PointSource.

The aggregate purchase price under the Stock Purchase Agreement ("SPA") amounted to 28,629. Such purchase price may be subject to adjustments based on the future performance of PointSource and is payable to the seller as follows:

1.	Up-front payment: The Company paid the first payment of 15,500 in two installments:

a.	As of the closing date, the Company paid an aggregate consideration of 3,100 to the seller.
b.	On June 7, 2017, the Company paid the second portion of the first payment for a total amount of 12,400.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

2.	First earn-out payment: On February 22, 2018, the Company paid the aggregate consideration of 2,206 to the sellers.

3.	Second earn-out payment: Not later than February 28, 2019, the amount of 4,275, considering the financial targets achievement by PointSource during the period commencing on January 1, 2018 and ending on December 31, 2018.

4.	Third earn-out payment: Not later than February 29, 2020, the amount of 4,525, considering the financial targets achievement by PointSource during the period commencing on January 1, 2019 and ending on December 31, 2019.

Additionally, as part of the total consideration the Company computed the working capital adjustment for a total amount of 3,756.

Equity purchase agreement

On June 1, 2017, the Company signed an equity purchase agreement to have the option to acquire the 100% of the shares of PointSource Limited Liability Company (PS Belarus), a company established in accordance with the laws of the Republic of Belarus and totally owned by Christopher L. Hugill, Chief Executive Officer (CEO) of PointSource.

Additionally, PointSource and PS Belarus are parties in a subcontractor agreement, dated as of July 1, 2015, pursuant to which PS Belarus performs services to PointSource as an independent contractor. Considering that the Company owned 100% of PointSource which is the only customer of PS Belarus and that the CEO of PointSource is the wholly-owned shareholder of PS Belarus, the Company concluded that has the control over PS Belarus and has to consolidated in 100% as the following factors are met:

(a) PointSource has power over PS Belarus;

(b) PointSource has the ability to use its power over PS Belarus to affect the amounts of its return as it is the only customer.

The fair value of the consideration transferred for PointSource acquisition was calculated as follows:

Purchase price at acquisition date	Amount
Down payment	15,500
Working capital adjustment	3,756
Contingent consideration	9,373	(a)
Total consideration	28,629

(a)	As of December 31, 2017 included 2,200 and 7,261 as Other financial liabilities current and non-current, respectively.

Acquisition related expenses were not material and were recognized directly as expense for each period.

23.9 Outstanding balances

Outstanding balances of financial liabilities related to the abovementioned acquisitions as of December 31, 2017 and 2016 are as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2017		As of December 31, 2016
	Other financial liabilities - current	Other financial liabilities - non current	Other financial liabilities - current	Other financial liabilities - non current

Huddle Group	110	—	—	104
Clarice	3,119	4,497	4,446	2,408
Subscription agreement	800	—	900	—
Put option on minority interest of Dynaflows	—	2,797	—	4,388
WAE	924	—	5,457	4,735
L4	1,845	1,803	1,799	7,589
Ratio	1,666	2,216	—	—
PointSource	2,200	7,261	—	—
Total	10,664	18,574	12,602	19,224

The significant inputs are disclosed in note 27.10.1.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

23.10 Purchase Price Allocation

As of December 31, 2017 and 2016, fair values of the assets acquired, liabilities assumed and goodwill or bargain gain determined at the date of acquisition in the business combinations are as follows:

	For the year ended December 31,
	2017	2016
Current Assets
Cash and cash equivalents	2,151	2,941
Investments	5	—
Trade receivables	3,170	5,748
Other receivables	2,893	1,752

Non current assets
Property and equipment	192	259
Intangibles	524	5,082
Deferred tax	—	562
Other receivables	151	530
Goodwill (1)	33,699	32,325

Current liabilities
Trade and other payables	(3,310)	(4,504)
Tax liabilities	(22)	(1,883)
Payroll and social security	(1,295)	(1,234)
Other liabilities	—	(22)

Non current liabilities
Provision for contingencies (2)	—	(817)
Borrowings	—	(250)

Gain from bargain business combination (3)	—	(225)
Total consideration	38,158	40,264

(1)	As of December 31, 2017 and 2016, 33,699 and 16,124, respectively, are deductible for tax purposes. As of December 31, 2016, 16,201 is not deductible for tax purposes.
(2)	Includes provision for contingencies from Difier S.A. related to potential regulatory claims.
(3)	As the total amount paid for Difier S.A. is less than the fair value of the assets and liabilities recognized at the date of acquisition, the Company has recorded a gain from bargain business combination.

Goodwill has arisen in the acquisition of Ratio and PointSource because the cost of the equity interest acquired included a control premium. In addition, the consideration paid for this acquisition effectively included amounts in relation to the benefit of expected synergies, revenue growth, customer relationships, future market development and the assembled workforce of acquired companies. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Goodwill arose in the acquisition of WAE and L4 because the cost of the equity interests acquired included control premium. In addition, the consideration paid for these acquisitions effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of acquired companies. Only the customer relationships are recognized as intangible. The other benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

The fair values of the receivables acquired do not differ from their gross contractual amount.

Acquisition related expenses were not material and were recognized directly as expense for each period.

23.11 Impact of acquisitions on the results of the Company

The net income for the year ended December 31, 2015 includes a gain of 1,623 attributable to the business generated by Clarice. Revenue for the year ended December 31, 2015 includes 7,084 related to the business of that company. Had the business combination been effected at January 1, 2015, the consolidated revenue of the Company would have been 263,393 and the net profit for the year ended December 31, 2015 would have been 33,890.

The net income for the year ended December 31, 2015 includes a loss of 98 attributable to the business generated by Dynaflows. Revenue for the year ended December 31, 2015 includes 194 related to the business of that company. Had the business combination been effected at January 1, 2015, the consolidated revenue of the Company would have been 254,382 and the net profit for the year ended December 31, 2015 would have been 31,471.

Had the two business combinations made in 2015, as described above, been performed on January 1, 2015, the consolidated revenue of the Company would have been 263,979 and the net profit for the year ended December 31, 2016 would have been 33,471.

The net income for the year ended December 31, 2016 includes 2,312 attributable to the business generated by WAE. Revenue for the year ended December 31, 2016 includes 7,475 related to the business of that company. Had the business combination been effected at January 1, 2016, the consolidated revenue of the Company would have been 326,175 and the net profit for the year ended December 31, 2016 would have been 35,739.

The net income for the year ended December 31, 2016 includes a loss of 7 attributable to the business generated by Difier. Revenue for the year ended December 31, 2016 includes 444 related to the business of that company. Had the business combination been effected at January 1, 2016, the consolidated revenue of the Company would have been 324,229 and the net profit for the year ended December 31, 2016 would have been 36,095.

The net income for the year ended December 31, 2016 includes a gain of 823 attributable to the business generated by L4. Revenue for the year ended December 31, 2016 includes 3,422 related to the business of that company. Had the business combination been effected at January 1, 2016, the consolidated revenue of the Company would have been 335,307 and the net profit for the year ended December 31, 2016 would have been 37,014.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Had the three business combinations made in 2016, as described above, been performed on January 1, 2016, the consolidated revenue of the Company would have been 339,999 and the net profit for the year ended December 31, 2016 would have been 35,354.

Directors consider these "pro-forma" numbers to represent an approximate measure of the performance of the Company on an annualized basis and to provide a reference point for comparison in future periods.

The net income for the year ended December 31, 2017 includes a gain of 812 and 383 attributable to the business generated by Ratio and Pointsource, respectively, determined based on the information available as of June 30, 2017. Revenue for the year ended December 31, 2017 includes 4,188 and 2,108 related to the business of Ratio and Pointsource, respectively, computed also with the information available as of June 30, 2017. Since then, the business of the two entities were fully integrated within the business of our subsidiary Globant LLC; furthermore, during the last semester of 2017 both entities were formally merged into our subsidiary Globant LLC. Consequently, it has not been possible to determine a reasonable estimate of the total amounts related to the revenue and net income attributable to the separate businesses of Ratio and Pointsource for the full year included in the consolidated income for the year ended December 31, 2017.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table summarizes revenues by geography:

	For the year ended December 31,
	2017	2016	2015
North America
United States of America	322,658	258,388	208,203
Canada	2,956	2,535	4,209
Subtotal North America	325,614	260,923	212,412
Europe
Spain	23,831	12,929	3,671
Ireland	—	165	1,787
United Kingdom	9,996	10,305	6,468
Luxembourg	1,000	961	205
Germany	1,540	2,478	698
Sweden	1,317	1,251	250
Italy	—	718	40
Others	800	499	389
Subtotal Europe	38,484	29,306	13,508
Asia
India	673	1,132	1,392
Japan	—	—	42
Others	27	133	—
Subtotal Asia	700	1,265	1,434
Latin America and others
Argentina	14,886	10,216	7,574
Brazil	358	2,344	2,084
Colombia	3,553	3,177	1,436
Chile	19,243	13,425	12,424
Uruguay	231	84	1,184
Mexico	7,418	966	964
Perú	2,627	852	76
Others	325	298	700
Subtotal Latin America and others	48,641	31,362	26,442
TOTAL	413,439	322,856	253,796

One single customer accounted for 10.2% and 12.3% of revenues for the years ended December 31, 2017 and 2015. However, no single customer accounted for 10% or more of revenues for the year ended December 31, 2016.

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
	2017	2016

Argentina	69,511	59,595
Spain	38,454	38,825
United States of America	57,071	22,087
Brazil	1,870	2,652
Uruguay	555	722
Luxembourg	5,316	5,568
Colombia	7,997	4,976
México	3,460	4,101
India	2,206	3,258
Chile	1,037	971
Other countries	534	476
TOTAL	188,011	143,231

NOTE 25 – BORROWINGS

25.1 – Bank and financial institutions

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows:

	As of December 31,
	2017	2016

HSBC Bank (Argentina)	—	38
Banco Santander Rio (Argentina)	4	118
HSBC Bank and Citibank - Syndicated loan (United States)	6,007	—
Financial institution - Leasing (Uruguay)	—	61
TOTAL	6,011	217

Such balances were included as current borrowings in the consolidated statement of financial position.

On August 3, 2017, Globant LLC, our U.S. subsidiary, entered into a secured revolving credit facility with HSBC Bank USA, N.A. and Citibank N.A., with HSBC Bank USA, N.A. acting as administrative agent. Under this credit facility, Globant LLC may borrow up to $40.0 million in advances accruing interest at LIBOR plus 1.75%. This credit facility is guaranteed by Globant S.A. and Globant España S.A. and is secured by Globant LLC's now owned and after-acquired assets. This facility matures on August 2, 2022 and includes the following covenants: delivery of certain financial information; reports on any legal actions, complying with tax payments; maintain an asset coverage ratio of no less than 1.10; Globant LLC's capital expenditures limited to 5% the Company's consolidated annual revenue per year; restricted payments not to exceed 10,000 per year; Globant LLC's annual revenue is to remain at no less than 60% of the Company's consolidated annual revenue and Globant LLC's net intercompany payable outstanding with Argentine affiliates is to be no more than five months of billings from Argentina.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

On December 19, 2017, Globant LLC has borrowed 6,000 under this credit facility. This loan matured on March 19, 2018 but was renewed until May 21, 2018, and is included as a current borrowing.

Movements in borrowings are analyzed as follows:

	As of December 31,
	2017	2016	2015

Balance at the beginning of year	217	548	1,285
Borrowings related to business combination (note 23)	—	250	—
Proceeds from new borrowings (1)	22,000	—	—
Payment of borrowings	(16,293)	(584)	(613)
Accrued interest	95	41	108
Foreign exchange	(8)	(38)	(232)
TOTAL	6,011	217	548

(1)	The Company, through its Argentine subsidiary, Sistemas Globales S.A. and IAFH Global S.A., entered into 6 loan agreements with Santander Rio for a total amount of $16,000. These loans matured before December 31, 2017. On December 19, 2017, Globant LLC has borrowed $6,000 under the credit facility mentioned above. This loan matured on March 19, 2018 but was renewed until May 21, 2018.

NOTE 26 – OPERATING AND FINANCE LEASES

The Company is obligated under various operating leases for office space and office equipment. Total lease expense incurred under these leases was approximately 13,972; 12,032 and 9,945 for the years ended December 31, 2017, 2016 and 2015, respectively.

During the year ended December 31, 2016, the Company recognized some agreements related to computer leases as finance leases. The related liability arises to 61 classified as current borrowings as of December 31, 2016.

The undiscounted amounts of future fixed minimum annual lease commitments are as follows at December 31, 2017:

Year	Amount

2018	12,823
2019	10,070
2020	7,906
2021	3,032
2022	1,202
Total	35,033

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 27 – FINANCIAL INSTRUMENTS

27.1 - Categories of financial instruments

	As of December 31,
	2017	2016
Financial assets
Cash and cash equivalents	52,525	50,532
HFT assets	8,147	9,355
Other financial assets	1,428	1,219
Loans and receivables	126,171	100,504

Financial liabilities
Amortized cost
Trade payables	11,640	5,603
Payroll and social security taxes	40,472	30,328
Borrowings	6,011	217
Other financial liabilities (1)	29,238	31,826
Tax liabilities	5,253	6,249
Other liabilities	20	20

(1) As of December 31, 2017, other financial liabilities include 6,099, 816, 3,653, 3,876 and 9,461 related to contingent liability arisen in Clarice, WAE, L4, Ratio and PointSource acquisitions, respectively, which are measured at fair value (see note 27.10.1).

At the end of the reporting years, there were no loans or receivables designated at fair value through profit or loss. The carrying amounts reflected above represents the Company's maximum exposure to credit risk for such loans and receivables.

27.2 - Market risk

The Company is exposed to a variety of risks: market risk, including the effects of changes in foreign currency exchange rates and interest rates, and liquidity risk.

The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance. The Company does not use derivative instruments to hedge its exposure to risks, apart from those mentioned in note 27.10.3.

27.3 - Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise.

Except in Globant Brasil Consultoría Ltda. (formerly TerraForum Consultoría Ltda.), Globers S.A. and We are London Limited, the subsidiary's functional currency is the U.S. dollar. In 2017, 91% of the Company's revenues are denominated in U.S. dollars. Because the majority of its personnel are located in Latin America, the Company incurs the majority of its operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Brazilian Real, Mexican peso, Peruvian Sol, Indian Rupee, Colombian peso and Great Britain Pound.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Foreign exchange sensitivity analysis

The Company is mainly exposed to Argentine pesos.

The following table details the Company's sensitivity to a 30% increase and decrease in the U.S. dollar against the relevant foreign currency. The sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2017 and adjusts their translation at the year-end for a 30% change in U.S. dollars against the relevant foreign currency and the same change that affects net income as certain costs are incurred in Argentine pesos.

			Gain/(loss)
Account	Currency	Amount	30% Increase	30% Decrease

Net balances	Argentine pesos	(1,149)	265	(345)
	Total	(1,149)	265	(345)

			Gain/(loss)
Account	Currency	Amount	30% Increase	30% Decrease

Costs	Argentine pesos	(127,475)	29,417	(38,242)
	Total	(127,475)	29,417	(38,242)

The estimated effect in net income for the year ended December 31, 2017 due to a 30% increase in the U.S. dollar against the Argentine peso is a gain of 29,682 and such effect due to a 30% decrease in the U.S. dollar against the Argentine peso is a loss of 38,587.

Depreciation of the Argentine Peso

During 2017, the Argentine peso experienced a 17% devaluation from 15.84 Argentine peso per US dollar to 18.60 Argentine peso per US dollar. During 2016, the Argentine peso experienced a 14% devaluation from 13.91 Argentine peso per US dollar to 15.84 Argentine peso per US dollar.

On December 17, 2015, the Argentine peso experienced a 42% devaluation from 9.835 Argentine peso per US dollar to 13.95 Argentine peso per US dollar. Since it occurred during the last days of the year 2015, this fluctuation did not cause any significant impact in the Company's costs and expenses generated by the Company's Argentine subsidiaries in Argentine pesos, as expressed in U.S. dollars, neither on the Company's revenues, as revenues are mostly in U.S. dollars for the year ended 2015. However, this fluctuation caused a significant foreign exchange loss of 4,967 related to net exposure of monetary assets and liabilities nominated in Argentine pesos.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

27.4 - Interest rate risk management

The Company's exposure to market risk for changes in interest rates relates primarily to its cash and bank balances and its credit facilities. The Company´s credit lines in Argentina and U.S. bear interest at fixed rates ranging from 15.25% and 15.50% in local currency (equivalent to an interest rate around 3.75% and 4%), and at variable rates from 1.75% at 3.4%, respectively. The Company does not use derivative financial instruments to hedge its risk of interest rate volatility.

27.5 – Liquidity risk management

The Company's primary sources of liquidity are cash flows from operating activities and borrowings under credit facilities. See note 25.1.

Management monitors rolling forecasts of the Company's liquidity position on the basis of expected cash flow.

The table below analyzes financial liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Expected Maturity Date
	2018	2019	2020	Thereafter	Total

Borrowings	6,011	—	—	—	6,011
Interest to be paid	44	—	—	—	44
Other financial liabilities	10,664	8,940	9,634	—	29,238
TOTAL	16,719	8,940	9,634	—	35,293

27.6 - Concentration of credit risk

The Company derives revenues from clients in the U.S. (approximately 79%) and clients related from diverse industries. For the years ended December 31, 2017, 2016 and 2015, the Company's top five clients accounted for 28.9%, 33.7% and 33.0% of its revenues, respectively. One single customer accounted for 10.2% and 12.3% of revenues for the years ended December 31, 2017 and 2015. However, no single customer accounted for 10% or more of revenues for the years ended December 31, 2016.

27.7 - Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the carrying amounts of financial assets and liabilities included in the consolidated statement of financial position as of December 31, 2017 and 2016, approximate to their fair values.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	December 31, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Non-current assets
Other receivables
Guarantee deposits	1,347	1,226	1,289	1,167
Tax credit - VAT (*)	2,025	2,096	4,122	3,867
Income tax credits	2,129	2,059	577	553
Tax credit - Software Promotion Regime	132	45	—	—
Other tax credits	105	56	—	—
	5,738	5,482	5,988	5,587

(*)	Net of allowance for impairment of tax credits.

27.8 Available-for-sale investments

During the years ended December 31, 2017, 2016 and 2015, the Company acquired "Letras del Banco Central" (LEBAC) with SBS Sociedad de Bolsa S.A. LEBAC are short-term securities issued and tendered by the Argentine Central Bank, nominated in Argentine pesos, and can be purchased with cash through banks or stock brokering companies. LEBAC do not pay interest during the life of the instrument. Instead, LEBAC are bought at a discount from their face value, which is the amount the instrument will be worth at its settlement. When these instruments reach their maturity, the investor receives an amount equal to the face value of the instrument.

The purpose of this transaction is to ensure a fixed return in Argentine Pesos.

During the year ended December 31, 2017, the Company acquired "Letras del Tesoro" (LETE) with JP Morgan and Allaria y Cia. Agente de Valores SpA. LETE are short-term securities issued and tendered by the Argentine Central Bank, nominated in U.S. dollars, and can be purchased with cash through banks or stock brokering companies. LETE do not pay interest during the life of the instrument. Instead, LETE are bought at a discounted from their face value, which is the amount the instrument will be worth at its settlement. When these instruments reach their maturity, the investor receives an amount equal to the face value of the instrument.

The purpose of this transaction is to ensure a fixed return in U.S. dollars.

According to the Company's accounting policy (note 3.12.4), held-to-maturity investments (HTM) are measured at amortized cost using the effective interest method, less any impairment. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the life of the financial instrument to the net carrying amount of the financial asset.

According to the nature, intention and ability of the Company to hold those LEBACs until maturity, they were initially classified as held-to-maturity investments. However, during December, 2015, the Company sold some of those LEBACs and consequently, changed the classification of the remaining LEBACs. As of December 31, 2017 and 2016, LEBACs are classified as Available-for-sale investments, since it was not permitted to classify investments as held-to-maturity in accordance with IAS 39. As of December 31, 2017 and 2016, the loss of 27 and 52, net of tax effect, are recorded as Other comprehensive income.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

Level 3 fair value measurements are those derived from unobservable inputs for the assets or liabilities.

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	7,620	—	7,620
LEBACs	—	527	—	527
Foreign exchange forward contracts	—	73	—	73
Call option on minority interest (see note 23)	—	—	455	455
Convertibles notes	—	100	—	100

Financial liabilities
Contingent consideration	—	—	23,905	23,905
Put option on minority interest (see note 23)	—	—	2,797	2,797

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	9,355	—	9,355
Call option on minority interest (see note 23)	—	—	319	319

Financial liabilities
Contingent consideration	—	—	23,314	23,314
Put option on minority interest (see note 23)	—	—	4,388	4,388

There were no transfers of financial assets between Level 1, Level 2 and Level 3 during the period.

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

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

27.10 Level 3

27.10.1 Contingent consideration

As explained in note 23, the acquisition of Clarice included a contingent consideration agreement which was payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company's gross revenue, gross profit and capacity.

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

As of December 31, 2017, the Company remeasured the fair value of the contingent consideration related to Clarice described above, considering the new targets established by the amendment signed on May 16, 2017 to Globant India Private Ltd. (formerly Clarice Technologies PVT Ltd.) Share Purchase Agreement dated on May 14, 2015. Loss arising from the change in fair value amounted to 1,173 and includes a loss arising from the change in fair value of the contingent consideration for an amount of 1,401.

The new targets established by the above mentioned amendment are relative to the assignment to Globant India's employees to billable projects ("billable hours growth target").

As of December 31, 2017 and 2016, the nominal value of contingent consideration related to Clarice amounted to 6,291 and 5,392, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 2,193 and 6,578 as of December 31, 2017 and 2,695 and 5,664 as of December 31, 2016. The fair value of the contingent consideration related to Clarice arrangement of 6,099 and 5,063 as of December 31, 2017 and 2016, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 23, the acquisition of WAE (jointly We are London Limited and We are Experience, Inc.) included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company's gross revenue and gross profit.

As of December 31, 2017, the Company remeasured the fair value of the contingent consideration related to WAE described above. Gain arising from the change in fair value of the contingent consideration amount to 3,850.

As of December 31, 2017 and 2016, the nominal value of contingent consideration related to WAE amounted to 829 and 10,000, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was 816 as of December 31, 2017 and between 7,264 and 10,000 as of December 31, 2016. The fair value of the contingent consideration arrangement of 816 and 9,647 as of December 31, 2017 and 2016, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 23, the acquisition of L4 included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company's gross revenue and gross profit.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As of December 31, 2017, the Company remeasured the fair value of the contingent consideration related to L4 described above, considering the new targets established by the amendment signed on January 30, 2018 to the SPA dated on November 14, 2016. Gain arising from the change in fair value of the contingent consideration amounted to 4,058.

As of December 31, 2017 and 2016, the nominal value of contingent consideration related to L4 amounted to 3,750 and 9,000, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 4,320 and an unlimited maximum amount as of December 31, 2017 and 6,391 and 9,500 as of December 31, 2016. The fair value of the contingent consideration arrangement of 3,653 and 8,604 as of December 31, 2017 and 2016, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 23, the acquisition of Ratio Cypress LLC (Ratio), included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company´s gross revenue and gross margin.

As of December 31, 2017, the nominal value of contingent consideration related to Ratio amounted to 3,923. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 2,746 and an unlimited maximum amount as of December 31, 2017. The fair value of the contingent consideration arrangement of 3,876 as of December 31, 2017 was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 23, the acquisition of PointSource LLC (PointSource), included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company´s gross revenue and gross margin.

As of December 31, 2017, the nominal value of contingent consideration related to PointSource amounted to 9,626. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 3,850 and an unlimited maximum amount as of December 31, 2017. The fair value of the contingent consideration arrangement of 9,461 as of December 31, 2017 was estimated by discounting to present value using a risk-adjusted discount rate.

27.10.2 Put and call option on minority interests

As described in note 23, on October 22, 2015, the Company entered into a Shareholders Agreement (the "Minority Interest SHA") with the "non-controlling shareholders" to agree on a put option over the 33.27% of the remaining interest of Dynaflows.

The expected payment is determined by considering the possible scenarios. The significant unobservable input used is forecasted Revenue Growth Rate of Dynaflows at the time of the delivery of such exercise of the put option.

Changing the significant unobservable input used in the reasonably possible alternative assumptions would have the following effects:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Increase (Decrease) in unobservable input	Increase (Decrease) in put option
Forecasted Revenue Growth Rate	5%	427
	(5)%	(61)

As described in note 23, the Company also agreed on a call option over non-controlling interest. The fair value of the call option on minority interest was estimated by using the Black & Scholes method considering the EBITDA and Revenue of the Dynaflows's most recent audited annual financial statements at the time of the delivery of such exercise of the call option to present value using a risk-adjusted discount rate.

The expected payment is determined by considering the possible scenarios. The significant unobservable inputs used are: (i) forecasted EBITDA and Revenue of Dynaflows's most recent audited annual financial statements at the time of the delivery of such exercise of the call option, and (ii) risk-adjusted discount rate.

Changing one or more of the significant unobservable inputs used in the reasonably possible alternative assumptions would have the following effects:

	Increase (Decrease) in unobservable input	Increase (Decrease) in call option
Risk-adjusted discount rate	0.25%	3
	(0.25)%	(3)
Forecasted EBITDA & Revenue	5%	(20)
	(5)%	21

As of December 31, 2017 and 2016, the Company recorded a gain of 1,727 and 2,981 related to the remeasurement at fair value of the put and call option described above.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Financial Assets	Financial liabilities
	Call option on minority interest	Contingent consideration	Put option on minority interest
December 31, 2016	319	23,314	4,388
Fair value remeasurement	136	(6,878)	(1,591)
Acquisition of business		13,199
Payments		(5,990)
Interests		260
December 31, 2017	455	23,905	2,797

27.10.3 Foreign exchange futures and forward contracts

During the years ended December 31, 2017, 2016 and 2015, the Argentinian subsidiaries, Sistemas Globales S.A. and IAFH Global S.A. have acquired foreign exchange futures contracts with SBS Sociedad de Bolsa S.A. (SBS) in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in Argentine Pesos due to the risk of exposure to fluctuations in foreign currency. The foreign exchange futures contracts were recognized, according to IAS 39, as financial assets at fair value through profit or loss. For the years ended December 31, 2017, 2016 and 2015 the Company has recognized a loss of 421 and 1,126, and a gain of 7,152, respectively.

These futures contracts have daily settlements, in which the futures value changes daily. Sistemas Globales S.A. and IAFH Global S.A. recognize daily variations in SBS primary accounts, and the gains or losses generated by each daily position through profit or loss. Thus, at the closing of each day, according to the future price of the exchange rate U.S. Dollar – Argentine peso, the companies perceive a gain or loss for the difference. As future contracts have daily settlements, hence fair value as of December 31, 2017, 2016 and 2015 was zero.

Pursuant to these contracts, Sistemas Globales S.A. and IAFH Global S.A. are required to maintain collaterals in an amount equal to a percentage of the notional amounts purchased until settlement of the contracts. As of December 31, 2017, IAFH Global S.A. held a 10% of the value of those collaterals in LEBACs in SBS primary account. This ensures minimal funding, in case SBS has to transfer funds to "Mercado a Término de Rosario S.A" (ROFEX) if losses are generated by daily settlements. This amount must also remain restricted during the term of the contracts. As of December 31, 2017, both collaterals regarding the transactions are restricted assets for an amount of 473 in LEBACs included as investments. As of December 31, 2016, foreign exchange future contracts acquired by the Company were all settled.

During the year ended December 31, 2017, the subsidiary Globant LLC, has acquired foreign exchange forward contracts with Bridge Bank in rupees currency, with the purpose of hedging the risk of exposure to fluctuations in that currency within the Group. Those contracts were recognized, according to IAS 39, as financial assets at fair value through profit or loss. For the year ended December 31, 2017 the Company has recognized a gain of 118.

During 2017, the Argentinian subsidiary, Sistemas Globales S.A. has entered into foreign exchange forward contracts with HSBC in U.S. dollars at a specified price. Sistemas Globales S.A. uses these foreign exchange forward contracts to reduce the risk of exposure to fluctuations in foreign currency. For the year ended December 31, 2017, the Company has recognized a gain of 34. As of December 31, 2017, the foreign exchange forward contract that was settled on January 31, 2018, was recognized, according to IAS 39, as a financial asset at fair value through profit or loss, for an amount of 73.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Foreign currency	Notional foreign	Fair value assets /
	rate from contracts	currency rate	(liabilities)
Less than 3 months	18.045	18.95	73
Fair value as of December 31, 2017			73

The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the term of the contract.

NOTE 28 — CONTINGENCIES

On February 10, 2012, Federacion Argentina de Empleados de Comercio y Servicios (''FAECYS'') filed a lawsuit against our Argentine subsidiary, Sistemas Globales S.A., in which FAECYS is demanding the application of its collective labor agreement to the employees of that subsidiary. According to FAECYS's claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales's employees from October 2006 through October 2011. Furthermore, FAECYS' claim may be increased to cover withholdings from October 2006 through the date of a future judgment.

Although we believe Sistemas Globales has meritorious defenses to this lawsuit, no assurance can be provided as to what the ultimate outcome of this matter will be. In the opinion of our management and our legal advisors, an adverse outcome from this claim is not probable. Consequently, no amount has been accrued at December 31, 2017. We estimate that the amount of possible loss as of the date of issuance of these financial statements ranges between 0.7 and 0.8, including legal costs and expenses.

In December 2015, we received a civil investigative demand from the U.S. Attorney's Office for the Northern District of Texas (the "US DOJ") for the production of records in connection with an investigation relating to alleged non-compliance with laws governing the application for and use of B visas during the period January 1, 2009 through December 31, 2015 (the "Relevant Period").

In order to avoid the inconvenience and expense of litigation, we settled this matter by entering into a Settlement Agreement with the US DOJ ("Settlement Agreement") on March 15, 2017. Under the terms of the Settlement Agreement, we denied the US DOJ's allegations and all liability in connection with the conduct alleged by the US DOJ to have involved 21 employees from June 2010 through December 2012. Under the Settlement Agreement, we agreed, among other things, to pay an amount equal to 1,000. Of that amount, 500 is attributable to penalties connected to the above-described conduct and 500 is attributable to reimbursement of the US DOJ's investigative costs. In return, the US DOJ has agreed, among other things, to release us and/or our affiliates from any civil or administrative monetary claim that the US DOJ has for the above-described conduct during the Relevant Period with respect to the foreign nationals referenced in the Settlement Agreement, subject to customary exceptions. On March 17, 2017, we paid the total amount of 1,000 related to this agreement.

Our U.S. subsidiary, Globant LLC, is currently under examination by the Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. Such examination is currently in progress and, at this stage, we cannot make any predictions about the final outcome of this matter. Management estimates that the amount of possible loss as of December 31, 2017 could range between 300 and 500.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company's US subsidiary, Globant LLC, was under examination for fiscal year 2012 by the Internal Revenue Service ("IRS") regarding transfer pricing matters and others related to the activities performed by the Company's subsidiaries in the US. On August 31, 2016, the IRS issued final outcome of the audit resulted in no adjustment to the originally reported profit of the Company on the 2012 income tax return.

As of December 31, 2017, the Company is also a party in certain labor claims where the risk of loss is considered possible. The final resolution of these claims is not likely to have a material effect on the Company's financial position and results of operations.

During the year ended December 31, 2017, some labor claims where the Company was involved came to final resolution and a utilization of the provision for contingencies was recorded for an amount of 320.

NOTE 29 — CAPITAL AND RESERVES

29.1 Issuance of common shares

On December 31, 2017, 338,709 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 15.63 per share amounting to a total of 5,296.

On December 31, 2017, 254,328 Restricted Stock Units (RSU) were granted to certain employees and directors of the Company. During 2017, 86,931 RSUs were vested at an average price of 36.11 per share amounting to a total of 3,141.

On August 17, 2017, the Company issued 34,219 common shares for a total amount of 1,435 as part of the subscription agreement stated in the stock purchase agreement signed with WAE´s sellers explained in note 23.

On June 1, 2017, the Company issued 84,953 common shares for a total amount of 3,100 as part of the subscription agreement stated in the stock purchase agreement signed with PointSource´s sellers explained in note 23.

On March 1, 2017, the Company issued 34,309 common shares for a total amount of 1,160 as part of the subscription agreement stated in the stock purchase agreement signed with Ratio´s sellers explained in note 23.

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

On July 25, 2016, the Company issued 23,508 common shares for an amount of 900 as part of the subscription agreement signed with Clarice’s sellers, explained in note 23.

On May 23, 2016, the Company issued 75,221 common shares for an amount of 2,550 as part of the subscription agreement stated in the Stock Purchase Agreement signed with WAE's sellers, explained in note 23.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

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

29.2 Public offerings

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

As of December 31, 2017, 25,363,926 common shares of the Company's share capital are registered with the SEC and quoted in the New York Stock Exchange.

NOTE 30 - APPROPRIATION OF RETAINED EARNINGS UNDER SUBSIDIARIES´ LOCAL LAW

In accordance with Argentine and Uruguayan Law, the Argentine subsidiaries of the Company must appropriate at least 5% of net income for the year to a legal reserve, until such reserve equals 20% of their respective share capital amounts.

As of December 31, 2017, the legal reserve amounted to 759 for all Argentine subsidiaries and as of that date was fully constituted.

As of December 31, 2017, the legal reserve amounted to 42 for the Company's Uruguayan subsidiary and as of that date was fully constituted.

According to the ByLaws of Sistemas Colombia S.A.S., the Colombian subsidiary of the Company must appropriate at least 10% of the net income of the year to a legal reserve until such reserve equal 50% of its share capital. As of December 31, 2017, there was a legal reserve of 0.4 that was fully constituted.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Under Spanish law, the Spanish subsidiaries of the Company must appropriate 10% of its standalone profit to a legal reserve until such reserve equals to 20% of their respective share capital amount. As of December 31, 2017, the legal reserve amounted to 7,922 for all Spanish subsidiaries.

In accordance with Brazilian Law, there is no requirement for limited liability companies to allocate profits for the creation of a legal reserve. The Company's Brazilian subsidiary did not have a legal reserve as of December 31, 2017.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced in proportion so that it does not exceed 10% of our issued share capital. The legal reserve is not available for distribution. As of December 31, 2017, no reserve had been constituted. Dividends paid by the Company to the holders of our common shares are as a rule subject to a 15% withholding tax in Luxembourg, unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption pursuant to the application of the participation exemption, and, to the extent withholding tax applies, we are responsible for withholding amounts corresponding to such taxation at its source.

In accordance with Peru corporate law, the Peruvian subsidiary of the Company must reserve at least 10% of its net income of the year to a legal reserve, until such reserve equals 20% of its respective amount capital stock. As of December 31, 2017, there was no legal reserve constituted.

According to Mexican Law, the Mexican subsidiary of the Company must appropriate at least 5% of net income of the year to a legal reserve, until such reserve equals the fifth portion of their respective share capital amounts. As of December 31, 2017, the legal reserve amounted to 49 for the Company's Mexican subsidiary.

Regarding India Law, the Companies Act, 2013 does not mandate any fixed quantum of profits to be transferred / allocated to the reserves of a company. As of December 31, 2017, the legal reserve amounted to 17 for the Company's Indian subsidiary.

In UK there is no requirement for the UK´s Company subsidiary to allocate profits for the creation of a legal reserve. As of December 31, 2017, there was no legal reserve constituted.

In Chile there is no requirement for the Chilean subsidiary of the Company to allocate profits for the creation of a legal reserve. As of December 31, 2017, there was no legal reserve constituted.

NOTE 31 – SUBSEQUENT EVENTS

The Company evaluated transactions occurring after December 31, 2017 in accordance to IAS 10 ‘Events after the reporting period’, through April 3, 2018, which is the date that the consolidated financial statements were made available for issuance.

NOTE 32 – APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements were approved by the Board of Directors on April 3, 2018.

Martín Migoya

President

