Form 20-F
period 2018-12-31
Globant S.A.
filed 2019-03-29
CIK 1557860

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Sol Mariel Noello

37A Avenue J.F. Kennedy

L-1855, Luxembourg

E-Mail: sol.noello@globant.com

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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 36,103,814 common shares of which 138,152 are treasury shares held by us.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒  Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

You should carefully consider all the information in this annual report, including the information set forth under "Risk Factors." We believe our primary challenges are:

•	If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected;

•	If we are unable to manage attrition and attract and retain highly-skilled IT professionals, our operating efficiency and productivity may decrease, and we may not have the necessary resources to maintain client relationships and expand our business;

•	If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operation;

•	If we are unable to achieve anticipated growth, our revenues, results of operations, business and prospects may be adversely affected;

•	If we are unable to effectively manage the rapid growth of our business, our management personnel, systems and resources could face significant strains, which could adversely affect our results of operations;

•	If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected;

•	If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our results of operations to suffer;

•	If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected;

•	Worsening general economic conditions in the United States, Europe or globally could materially adversely affect our revenues, margins, results of operations and financial condition;

•	Uncertainty concerning the current economic, political and social environment in Latin America may have an adverse impact on capital flows or other relevant variables and could adversely affect our business, financial condition and results of operations; and

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

CURRENCY PRESENTATION AND DEFINITIONS

In this annual report, all references to "U.S. dollars" and "$" are to the lawful currency of the United States, all references to "Argentine pesos" are to the lawful currency of the Republic of Argentina, all references to "Colombian pesos" are to the lawful currency of the Republic of Colombia, all references to "Uruguayan pesos" are to the lawful currency of the Republic of Uruguay, all references to "Mexican pesos" are to the lawful currency of Mexico, all references to "Rupees" or "Indian rupees" are to the lawful currency of the Republic of India, all references to "Reais" or "Brazilian Real" are to the lawful currency of Brazil, all references to "Peruvian Sol" are to the lawful currency of Peru, all references to "Romanian Leu" are to the lawful currency of Romania, all references to "Belarusian ruble" are to the lawful currency of Belarus and all references to "euro" or "€" are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. All references to the "pound," "British Sterling pound" or "£" are to the lawful currency of the United Kingdom.

Unless otherwise specified or the context requires otherwise in this annual report:

•	"IT" refers to information technology;

•	"ISO" means the International Organization for Standardization, which develops and publishes international standards in a variety of technologies and in the IT services sector;

•	"Agile development methodologies" means a group of software development methods based on iterative and incremental development, where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams;

•	"Attrition rate," during a specific period, refers to the ratio of IT professionals that left our company during the period to the number of IT professionals that were on our payroll on the last day of the period; and

•	"Globers" refers to the employees that work for our company.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements are prepared under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and presented in U.S. dollars because the U.S. dollar is our functional currency. Our fiscal year ends on December 31 of each year. Accordingly, unless otherwise indicated, all references to a particular year are to the year ended December 31 of that year. Some percentages and amounts included in this annual report have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial and other data of Globant S.A. should be read in conjunction with, and are qualified by reference to, "Operating and Financial Review and Prospects" and our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been derived from the audited consolidated financial statements of Globant S.A. included elsewhere in this annual report and should be read in conjunction with those audited consolidated financial statements and notes thereto. The selected consolidated financial data as of and for the year ended December 31, 2016 set forth below have been derived from our consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 filed with the SEC on April 13, 2018 in our annual report for the year ended December 31, 2017 and which are not included in this annual report. The selected consolidated financial data as of December 31, 2015 and 2014 set forth below have been derived from our consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 filed with the SEC on April 29, 2016 in our annual report for the year ended December 31, 2015 and which are not included in this annual report.

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands, except for percentages and per share data)

Consolidated Statements of profit or loss and other comprehensive income:
Revenues (1)	$522,310	$413,439	$322,856	$253,796	$199,605
Cost of revenues (2)	(318,554)	(263,171)	(191,395)	(160,292)	(121,693)
Gross profit	203,756	150,268	131,461	93,504	77,912
Selling, general and administrative expenses (3)	(133,187)	(110,813)	(80,961)	(71,389)	(57,158)
Net impairment losses on financial assets (4)	(3,469)	(1,581)	(928)	1,615	1,375
Other operating expense, net (5)	(306)	(4,708)	—	—	—
Profit from operations	66,794	33,166	49,572	23,730	22,129
Gain on transactions with bonds (6)	—	—	—	19,102	12,629
Finance income	11,418	7,956	16,215	27,555	10,269
Finance expense	(16,968)	(11,036)	(19,227)	(20,952)	(11,213)
Finance (expense) income, net (7)	(5,550)	(3,080)	(3,012)	6,603	(944)
Other income and expenses, net (8)	6,220	8,458	3,629	605	380
Profit before income tax	67,464	38,544	50,189	50,040	34,194
Income tax (9)	(15,868)	(8,081)	(14,327)	(18,420)	(8,931)
Net income for the year	51,596	30,463	35,862	31,620	25,263
Earnings per share
Basic	1.45	0.87	1.04	0.93	0.81
Diluted	1.41	0.84	1.01	0.90	0.79
Weighted average number of outstanding shares (in thousands)
Basic	35,746	34,919	34,402	33,960	30,926
Diluted	36,685	36,094	35,413	35,013	31,867

(1)	Includes transactions with related parties of $5,937, $5,590, $6,462, $6,655 and $7,681 for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively.
(2)	Includes depreciation and amortization expense of $4,022, $4,339, $4,281, $4,441 and $3,813 for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively. Also includes share based compensation for $4,248, $5,666, $917, $735 and $35 for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively.
(3)	Includes depreciation and amortization expense of $16,521, $11,789, $6,637, $4,860 and $4,221 for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively. Also includes share based compensation of $8,665, $8,798, $2,703, $1,647 and $582 for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively.
(4)	Includes impairments of tax credits of $48 and $1,586 for the years ended December 31, 2018 and 2017, respectively, and recoveries related to reversals of allowances for impairments of tax credits of $1,820 and $1,505 for the years ended December 31, 2015 and 2014, respectively. Also includes a loss of $3,421, $928, $205 and $130 on impairment of trade receivables for the years ended December 31, 2018, 2016, 2015 and 2014, respectively, and a gain related to the reversal of an allowance for impairment of $5 for the year ended December 31, 2017.
(5)	Includes an impairment of intangibles assets of $306 and $4,708 for the years ended December 31, 2018 and 2017.
(6)	Includes gains on transactions with bonds of $19,102 and $12,629 acquired with funds from capitalizations and proceeds received by our Argentine subsidiaries as payments from exports for the years ended December 31, 2015 and 2014, respectively. For additional information about gain on transactions with bonds during the year ended December 31, 2015 and 2014, see note Item 3.A. of our annual report for the year ended December 31, 2015.
(7)	Includes foreign exchange losses, net, of $7,437, $2,729, $8,620, $10,136 and $2,946 for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively.

(8)	Includes gains of $6,700, $6,735 and $418, for the years ended December 31, 2018, 2017 and 2016, respectively, on the remeasurement of the contingent consideration of Clarice Technologies Private Ltd. (now called Globant India Private Ltd. or "Clarice"), We Are London Limited ("WAE UK"), We Are Experience, Inc. ("WAE U.S." and together with WAE UK, "WAE"), L4 Mobile, LLC ("L4"), Ratio Cypress, LLC ("Ratio) and PointSource, LLC ("PointSource"), explained in note 28.9.1 to our audited consolidated financial statements, and gains of $1,611, $1,727 and $2,981 related to the remeasurement at fair value of the call and put option over our non-controlling interest in Dynaflows S.A. ("Dynaflows") explained in note 28.9.2 to our audited consolidated financial statements, and the derecognition of the call option over non-controlling interest of, $455 explained in note 24.3 to our audited consolidated financial statements. Includes the loss of $1,038 for the year ended December 31, 2018 related to the settlement agreed with WAE former owners (note 28.9.1 to our audited consolidated financial statements). In 2016 includes a gain of $225 related to the bargain business combination of Difier S.A. explained in note 24.5 to our audited consolidated financial statements. In 2018 includes the impairment of the investment in Collokia of $800 explained in note 10.2 to our audited consolidated financial statements. Includes a gain related to the valuation at fair value of our 22.7% share interest held in Dynaflows of $625 for the year ended December 31, 2015. Includes a gain related to the bargain business combination of Bluestar Energy Holdings, Inc. (now called Globant Peru S.A.C. or "Bluestar Peru") of $472 for the year ended December 31, 2014.
(9)	Includes deferred tax gains of $7,456, $5,972, $730 and $1,102 for the years ended December 31, 2018, 2017, 2016 and 2015, respectively, and a deferred tax charge of $370 for the year ended December 31, 2014.

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

The reconciliations of these non-IFRS measures to the most directly comparable financial measures calculated and presented in accordance with IFRS are shown in the tables below. We use these non-IFRS measures as key measures in the evaluation of our performance and our consolidated financial results. We believe these non-IFRS measures may be useful to investors in their assessment of our operating performance and the valuation of our company. In addition, these non-IFRS measures address questions we routinely receive from analysts and investors and, in order to assure that all investors have access to similar data, we have determined that it is appropriate to make this data available to all investors.

Adjusted Gross Profit and Adjusted SG&A Expenses

We utilize non-IFRS measures of adjusted gross profit and adjusted SG&A expenses as supplemental measures for period-to-period comparisons. Adjusted gross profit and adjusted SG&A expenses are most directly comparable to the IFRS measures of gross profit and selling, general and administrative expenses, respectively. Our non-IFRS measures of adjusted gross profit and adjusted SG&A expenses exclude the impact of certain items, such as depreciation and amortization expense, share-based compensation expense and, only with respect to adjusted SG&A expenses, acquisition-related charges.

Adjusted Profit from Operations

We utilize the non-IFRS measure of adjusted profit from operations as a supplemental measure for period-to-period comparisons. Adjusted profit from operations is most directly comparable to the IFRS measure of profit from operations. Adjusted profit from operations excludes the impact of certain items, such as share-based compensation expense, impairment of assets, net of recoveries, and acquisition-related charges.

Adjusted Diluted EPS and Adjusted Net Income

We utilize non-IFRS measures of adjusted diluted EPS and adjusted net income for strategic decision making, forecasting future results and evaluating current performance. Adjusted diluted EPS and adjusted net income are most directly comparable to the IFRS measures of EPS and net income, respectively. Our non-IFRS measures of adjusted diluted EPS and adjusted net income exclude the impact of certain items, such as acquisition-related charges, impairment of assets, net of recoveries, share-based compensation expense, expenses related to the secondary share offering in the United States of our common shares held by WPP Luxembourg Gamma Three S.àr.l. ("WPP") (see note 22 to our consolidated financial statements) and expense related to the U.S. settlement agreement.

	Year ended December 31,
	2018	2017	2016	2015	2014

Reconciliation of adjusted gross profit
Gross profit	$203,756	$150,268	$131,461	$93,504	$77,912
Adjustments
Depreciation and amortization expense	4,022	4,339	4,281	4,441	3,813
Share-based compensation expense	4,248	5,666	917	735	35
Adjusted gross profit	$212,026	$160,273	$136,659	$98,680	$81,760
Reconciliation of adjusted selling, general and administrative expenses
Selling, general and administrative expenses	$(133,187)	$(110,813)	$(80,961)	$(71,389)	$(57,158)
Adjustments
Acquisition-related charges, net (1)	3,516	1,131	556	337	—
Depreciation and amortization expense	16,521	11,789	6,637	4,860	4,221
Share-based compensation expense	8,665	8,798	2,703	1,647	582
Adjusted selling, general and administrative expenses	$(104,485)	$(89,095)	$(71,065)	$(64,545)	$(52,355)
Reconciliation of adjusted profit from operations
Profit from operations	$66,794	$33,166	$49,572	$23,730	$22,129
Adjustments
Acquisition-related charges, net (1)	4,273	7,523	1,478	337	—
Impairment of assets, net of recoveries (2)	354	1,586	—	(1,820)	(1,505)
Share-based compensation expense	12,913	14,464	3,620	2,382	617
Adjusted profit from operations	$84,334	$56,739	$54,670	$24,629	$21,241
Reconciliation of adjusted net income for the year
Net income for the year	$51,596	$30,463	$35,862	$31,620	$25,263
Adjustments
Acquisition-related charges, net (1)	(2,177)	(447)	(1,556)	337	—
Share-based compensation expense	12,913	14,464	3,620	2,382	617
Impairment of assets, net of recoveries (2)	1,154	1,586	—	(1,820)	(1,505)
Expenses related to secondary share offering (3)	251	—	—	—	—
U.S. settlement agreement, net	—	—	845	—	—
Adjusted net income for the year	$63,737	$46,066	$38,771	$32,519	$24,375

Calculation of adjusted diluted EPS
Adjusted net income	63,737	46,066	38,771	32,519	24,375
Diluted shares	36,685	36,094	35,413	35,013	31,867
Adjusted diluted EPS	1.74	1.28	1.09	0.93	0.76

Other data:
Adjusted gross profit	212,026	160,273	136,659	98,680	81,760
Adjusted gross profit margin percentage	40.6%	38.8%	42.3%	38.9%	41.0%
Adjusted selling, general and administrative expenses	(104,485)	(89,095)	(71,065)	(64,545)	(52,355)
Adjusted selling, general and administrative expenses margin percentage	20.0%	21.5%	22.0%	25.4%	26.2%
Adjusted profit from operations	84,334	56,739	54,670	24,629	21,241
Adjusted profit from operations margin percentage	16.1%	13.7%	16.9%	9.7%	10.6%
Adjusted net income for the year	63,737	46,066	38,771	32,519	24,375
Adjusted net income margin percentage for the year	12.2%	11.1%	12.0%	12.8%	12.2%

(1)        Acquisition-related charges, net, include, when applicable, amortization of purchased intangible assets included in the depreciation and amortization expense line on our consolidated statements of operations, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs.

(2)       Impairment of assets, net of recoveries includes, when applicable, charges for impairment of intangible assets, charges for impairment of investments in associates and charges for impairment of tax credits, net of recoveries.

(3)       Expenses related to secondary share offering include expenses related to the secondary offering in the United States of our common shares held by WPP Luxembourg Gamma Three S.àr.l.

Consolidated Statements of Financial Position Data

	As of December 31,
	2018	2017	2016	2015	2014

Consolidated statements of financial position data:
Cash and cash equivalents	$77,606	$52,525	$50,532	$36,720	$34,195
Investments (current and non-current)	9,162	8,147	9,355	25,660	27,984
Trade receivables	110,898	80,078	54,170	45,952	40,056
Other receivables (current and non-current)	49,538	46,093	46,334	38,692	15,169
Deferred tax assets	16,916	13,186	7,691	7,983	4,881
Investment in associates	4,000	1,550	800	300	750
Other financial assets (current and non-current)	895	1,428	1,219	2,121	—
Property and equipment	51,460	43,879	35,676	25,720	19,213
Intangible assets	11,778	11,365	13,791	7,209	6,105
Goodwill	104,846	98,926	65,180	32,532	12,772
Total assets	437,099	357,177	284,748	222,889	161,125

Trade payables	17,578	11,640	5,603	4,436	5,673
Payroll and social security taxes payable	58,535	40,472	30,328	25,551	20,967
Borrowings (current and non-current)	—	6,011	217	548	1,285
Other financial liabilities (current and non-current)	12,765	29,238	31,826	21,285	1,308
Tax liabilities	7,399	5,253	6,249	10,225	3,446
Other liabilities and provisions	2,906	1,199	1,965	659	967
Total liabilities	99,183	93,813	76,188	62,704	33,646
Total equity and non-controlling interest	337,916	263,364	208,560	160,185	127,479
Total equity, non-controlling interest and liabilities	437,099	357,177	284,748	222,889	161,125

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

If we are unable to manage attrition and attract and retain highly-skilled IT professionals, our operating efficiency and productivity may decrease, and we may not have the necessary resources to maintain client relationships and expand our business.

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

The total attrition rate among our Globers was 18.2%, 18.0% and 19.3% for the years ended December 31, 2018, 2017 and 2016, respectively. If our attrition rate were to increase, our operating efficiency and productivity may decrease. We compete for talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, among others, and there is a limited pool of individuals who have the skills and training needed to help us grow our company. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs.

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

In addition to our time-and-materials contracts, we undertake engagements on a fixed-price basis. Revenues from our fixed-price contracts represented approximately 17.4%, 8.9% and 7.9% of total revenues for the years ended December 31, 2018, 2017 and 2016, respectively. Our pricing in a fixed-price contract depends on our assumptions and forecasts about the costs we will incur to complete the related project, which are based on limited data and could turn out to be inaccurate. Any failure by us to accurately estimate the resources and time required to complete a fixed-price contract on time and on budget or any unexpected increase in the cost of our Globers assigned to the related project, office space or materials could expose us to risks associated with cost overruns and could have an adverse effect on our business, results of operations and financial condition. In addition, any unexpected changes in economic conditions that affect any of the foregoing assumptions and predictions could render contracts that would have been favorable to us when signed unfavorable.

If we are unable to achieve anticipated growth, our revenues, results of operations, business and prospects may be adversely affected.

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

Our success depends on creating software products that emotionally connect our customers with consumers and employees, leveraging the latest technologies and methodologies in the digital and cognitive space to drive increased revenues and effective communication with customers. Technological advances and innovation are constant in the technology services industry. As a result, we must continue to invest significant resources in research and development to stay abreast of technology developments so that we may continue to deliver software products that our clients will wish to purchase. If we are unable to anticipate technology developments, enhance our existing services or develop and introduce new services to keep pace with such changes and meet changing client needs, we may lose clients and our revenues and results of operations could suffer. Our results of operations would also suffer if our innovations are not responsive to the needs of our clients, are not appropriately timed with market opportunities or are not effectively brought to market. Our competitors may be able to offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer. This may force us to compete on other fronts in addition to the quality of our services and to expend significant resources in order to remain competitive, which we may be unable to do.

If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected.

We generate a significant portion of our revenues from our ten largest clients. During the years ended December 31, 2018, 2017 and 2016, our largest customers based on revenues, Walt Disney Parks and Resorts Online in 2018 and 2017, and Southwest Airlines Co. in 2016, accounted for 11.3%, 10.2% and 9.7% of our revenues, respectively. During the years ended December 31, 2018, 2017 and 2016, our ten largest clients accounted for 44.0%, 41.9% and 46.5% of our revenues, respectively.

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

Worsening general economic conditions in the United States, Europe or globally could materially adversely affect our revenues, margins, results of operations and financial condition.

We derive a significant portion of our revenues from clients located in the United States, Latin America and Europe. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. If the U.S. or European economies weaken or slow, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenues and profitability.

The current U.S. administration has called for changes to domestic and foreign policy, including but not limited to changes to existing trade agreements, import and export regulations, immigration, tariffs and customs duties, tax regulations, environmental regulations and other areas that become subject to significant changes. We cannot predict the impact, if any, the policies adopted by the current U.S. administration will have on our business. Such policies, should they be adopted, could result in general business interruptions, delays from difficulties in obtaining import and/or export licenses for certain technology, tariffs and other barriers and restrictions, longer payment cycles, increased taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have a material adverse effect on our business.

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

A substantial portion of our clients are concentrated in the following industries: media and entertainment; banks, financial services and insurance; travel and hospitality; and, technology and telecommunications which industries, in the aggregate, constituted 77.4%, 78.3% and 75.0% of our total revenues for the years ended December 31, 2018, 2017 and 2016, respectively. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase technology services or to move such services in-house.

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

Our business is heavily dependent on the security of our IT networks and those of our clients. We often have access to or are required to collect and store confidential client and customer data. Internal or external attacks on our IT networks or those of our clients could disrupt the normal operations of our engagements and impede our ability to provide critical services to our clients, thereby subjecting us to liability under our contracts. Additionally, our business involves the use, storage and transmission of confidential information and data about our employees, our vendors and our clients. While we take measures to protect the security of, and unauthorized access to, our systems, as well as the privacy of confidential information and data, our security controls over our systems, or the security controls over the systems of our clients with which we operate and rely upon, as well as any other security practices we follow, may not prevent the improper access to or the unauthorized disclosure of confidential information, including any personally identifiable or proprietary information. Many of our client contracts do not limit our potential liability for breaches of confidentiality. If any person, including any of our Globers or former Globers, penetrates our network security or misappropriates data or code that belongs to us, our clients, or our clients' customers, we could be subject to significant liability from our clients or from our clients' customers for breaching contractual confidentiality provisions or privacy laws.

Unauthorized disclosure of confidential client and customer data, whether through breach of our computer systems, systems failure, loss or theft of confidential information or intellectual property belonging to our clients or our clients' customers, or otherwise, could damage our reputation, cause us to lose clients and revenues, and result in financial and other potential losses by us, as well as require us to expend significant resources to protect against further breaches and to rectify problems caused by these events. Any such access, unauthorized disclosure or other loss of information could result in legal claims or proceedings, liability under applicable laws, and regulatory penalties and could adversely affect our business, revenues and competitive position.

Our business, results of operations and financial condition may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate.

We have a presence in many countries and plan to continue expanding our international operations, which may subject us to increased business and economic risks that could affect our financial results.

Since we provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting legal requirements. Compliance with complex international and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include, among others, import/export controls, content requirements, trade restrictions, tariffs, taxation, anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act, whistle blowing, internal control and disclosure rules, data protection and privacy requirements. Our failure to comply with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact on our brand and reputation. In addition, our failure to comply with these regulations in the context of our obligations to our clients could also result in liability for monetary damages, unfavorable publicity and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights.

In addition, because we operate from a number of cities in Latin America, the United States, Europe and India, we are also subject to risks relating to compliance with a variety of national and local labor laws including, employee health safety and wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former Globers individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees' former employment agreements with such third parties. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

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

Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. In such cases, litigation may be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. However, given that litigation could be costly an time consuming and could divert the attention of management and key personnel from our business operations, we may elect to settle these claims from time to time.

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

Unlike our time-and-materials contracts, for which revenue is recognized as services are provided, our fixed-priced contracts require the use of certain accounting estimates. We utilize the input and output methods, depending on the nature of the project and the agreement with the customer, to account for these contracts. Under the input method, as labor costs represent the primary cost component under such contracts, we estimate each of our fixed-price contract's total labor cost to date as a proportion of its total expected labor cost. Under the output method, we recognize revenue on the basis of direct measurements of the value of the services transferred to date relative to the remaining services promised under the contract. We monitor these factors and continuously revise and refine our estimates during the term of our fixed-price contracts.

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

The Software Promotion Law remains in effect until December 31, 2019. In March 2019, a draft bill was introduced for its treatment by the Argentine Congress consisting of a promotional Knowledge Economy regime. The regime contains tax benefits similar to the ones provided by the Software Promotion Law and is addressed to software companies, as well as other companies involved in biotechnology, audiovisual production, exportable professional services, robotic automation, aerospace and satellite industry, among others. The bill has not yet been passed.

Our subsidiary in Uruguay, Sistemas Globales Uruguay S.A., which is situated in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax. Additionally, our software development services are exempt from income tax in Uruguay. The exemption applies to software development services as long as they are exported and utilized abroad.

In India, under the Special Economic Zones Act of 2005, the services provided by export-oriented companies within Special Economic Zones (each, an "SEZ") are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the company commenced the provision of services, and 50% of such profits or gains for the five years thereafter. Some locations of our Indian subsidiary are located in a SEZ and have completed the SEZ registration process. Consequently, we started receiving the tax benefit on August 2, 2018.

In Belarus, a Hi-Tech Park (the “HTP”) was established in Minsk in 2005 to promote the IT industry. The HTP has a special legal and fiscal regime in effect until 2042.

For further discussion of the Argentine, Uruguay, India and Belarus tax benefits, see "Business Overview  — Our Delivery Model — Government Support and Incentives". If these tax incentives in Argentina, Uruguay, India and Belarus are changed, terminated, not extended or made unavailable, or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our financial condition and results of operations. See "Operating and Financial Review and Prospects — Operating Results — Certain Income Statement Line Items — Income Tax Expense".

On December 22, 2017, the United States enacted legislation referred to as the Tax Cuts and Jobs Act ("2017 Tax Act"), which instituted fundamental changes to the taxation of multinational corporations. As of the date of this annual report, certain provisions of the 2017 Tax Act do not currently apply to us, including those designed to (i) tax global intangible low-tax income ("GILTI"); (ii) establish a deduction for foreign derived intangible income ("FDII"); (iii) eliminate the intercompany payment deduction under Base Erosion Anti-Abuse Tax provision ("BEAT"); and (iv) establish new limitations on certain executive compensation. One or more of these provisions may apply to us in the future and any additional taxation may have an adverse impact on our results of operations and cash flows.

If we are faced with immigration or work permit restrictions in any country where we currently have personnel onsite at a client location or would like to expand our delivery footprint, then our business, results of operations and financial condition may be adversely affected.

A key part of our strategy is to expand our delivery footprint, including by increasing the number of employees that are deployed onsite at our clients or near client locations. Therefore, we must comply with the immigration, work permit and visa laws and regulations of the countries in which we operate or plan to operate. Our future inability to obtain or renew sufficient work permits and/or visas due to the impact of these regulations, including any changes to immigration, work permit and visa regulations in jurisdictions such as the United States and Europe, could have a material adverse effect on our business, results of operations and financial condition.

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

We have expanded, and may continue to expand, our operations through strategically targeted acquisitions focused on deepening our relationships with key clients, extending our technological capacities including services over platforms, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America. We completed two acquisitions in 2008, one in 2011, two in 2012, one in 2013, one in 2014, two in 2015, three in 2016, two in 2017 and one in 2018. Financing of any future acquisition could require the incurrence of indebtedness, the issuance of equity or a combination of both. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or legal liabilities and amortization of acquired intangible assets. In addition, any client satisfaction or performance problems within an acquired business could have a material adverse impact on our company's corporate reputation and brand. We cannot assure you that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

We have incurred significant share-based compensation expense in the past, and may in the future continue to incur share-based compensation expense, which could adversely impact our profits or the trading price of our common shares.

On July 3, 2014, our board of directors and shareholders approved and adopted the 2014 Equity Incentive Plan, which was amended by our board of directors to increase the number of common shares that may be issued as stock awards from 1,666,667 to up to 3,666,667 on May 9, 2016, and from 3,666,667 to up to 5,666,667 on February 13, 2019.

From the adoption of the plan until the date of this annual report we have granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,277,434 common shares and 770,849 restricted stock units, net of any cancelled and/or forfeited awards. Most of the options and restricted stock units were granted with a vesting period of four years, 25% of each grant becoming exercisable on each anniversary of the grant date. The remaining options and restricted stock units were granted with a vesting period agreed with those employees. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date. Each of our employee share options is exercisable for one of our common shares, and each of our restricted stock units is settled, automatically upon its vesting, with one of our common shares. No amounts are paid or payable by the recipient on receipt of an option or restricted stock unit. Neither the options nor the restricted stock units carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date).

For the years ended December 31, 2018, 2017 and 2016, we recorded $12.9, $14.5 and $3.6 million, respectively, of share-based compensation expense related to the grant of options and restricted stock units.

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

In November 2018, Globant LLC, our U.S. subsidiary (the “Borrower”) entered into an Amended and Restated Credit Agreement (the “A&R Credit Agreement”) with the financial institutions listed therein, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender. The A&R Credit Agreement amends and restates the Credit Agreement dated as of August 3, 2017, which provided for a secured revolving credit facility under which the Borrower could borrow up to $40.0 million in advances. Under the A&R Credit Agreement, the Borrower may borrow (i) up to $50.0 million in a single borrowing on or prior to May 1, 2019 under a delayed-draw term loan facility and (ii) up to $150.0 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100.0 million. The maturity date of each of the facilities is October 31, 2023, and interest on the loans extended thereunder shall accrue at a rate per annum equal to LIBOR plus 1.75%. The Borrower’s obligations under the A&R Credit Agreement are guaranteed by us and our subsidiary, Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The A&R Credit Agreement also contains certain customary negative and affirmative covenants. .. Compliance with these covenants may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

As of December 31, 2018 and as of the date of this annual report, no amounts were outstanding under this facility.

Indebtedness under our credit facility bears interest based on LIBOR, which may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences.

The U.K. Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on our current or future indebtedness may be adversely affected or we may need to renegotiate the terms of our credit agreement to replace LIBOR with the new standard that is established, if any, or to otherwise agree with the trustees or agents under such facilities or instruments on a new means of calculating interest.

Risks Related to Operating in Latin America.

Our two largest operations are based in Argentina and Colombia, and we have subsidiaries in other countries of Latin America, such as Chile, Uruguay, Peru, Mexico and Brazil. There are significant risks to operating in those countries that should be carefully considered before making an investment decision.

Latin America

Latin America has experienced adverse economic conditions that may impact our business, financial condition and results of operations.

Our business is dependent to a certain extent upon the economic conditions prevalent in Argentina and Colombia as well as the other Latin American countries in which we operate. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. As a consequence of adverse economic conditions in global markets and diminishing commodity prices, the economic growth rates of the economies of many Latin American countries have slowed and some have entered mild recessions. Adverse economic conditions in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

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

Some of the countries in which we operate in Latin America have experienced, or are currently experiencing, high rates of inflation. Although inflation rates in some of these countries (other than Argentina, as further explained in "Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina") have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed significantly to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our clients, which could adversely affect our operating margins and operating income.

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

In addition, our results of operations and financial condition are particularly sensitive to changes in the Argentine peso, Mexican peso and Colombian peso/U.S. dollar exchange rates because a significant part of our operations are conducted in these countries where our costs are incurred, for the most-part, in Argentine pesos, Mexican pesos and Colombian pesos, while the substantial portion of our revenues generated outside of these countries are in U.S. dollars. Consequently, appreciation of the U.S. dollar relative to the Argentine peso, Mexican peso and Colombian peso, to the extent not offset by inflation in these countries, could result in favorable variations in our operating margins and, conversely, depreciation of the U.S. dollar relative to the Argentine peso, Mexican peso and Colombian peso could impact our operating margins negatively.

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

The increasing level of inflation in Argentina has generated pressure for further depreciation of the Argentine peso. After several years of relatively moderate variations in the nominal exchange, the Argentine peso depreciated against the U.S. dollar by 31.2% in 2014, 52.1% in 2015, 21.9% in 2016, 18.4% in 2017 and 102.2% in 2018, based on the official exchange rates published by the Argentine Central Bank. Due to several factors, including but not limited to the raising of the interest rate by the U.S. Federal Reserve, the inability of the Argentine government to perform structural changes and reduce the fiscal deficit, the Argentine government’s increasing need for international financing, the increase of the Argentine government’s inflation goals for 2018, a historical drought that affected the crops production (main export of Argentina), and the Turkish crisis, during 2018 the Argentine Peso suffered depreciation of 102.2%. This sharp depreciation again fostered inflation and created strong volatility in the U.S. dollar exchange rate that gave rise to concerns about further depreciations of the Argentine peso, the control of the inflation levels, and the potential for a new financial crisis.

The significant restrictions on the purchase of foreign currency beginning in late 2011 gave rise to the development of an implied rate of exchange, as reflected in the quotations of Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local markets in Argentine pesos. See "— Item 4.B Business Overview — Regulatory Overview — Foreign Exchange Controls — Argentina." Almost all foreign exchange restrictions have been lifted since December 2015 and, as a result, the gap between the official rate and the implied rate derived from securities transactions has substantially decreased compared to the previous years. However, the implied rate of exchange may increase or decrease in the future. We cannot predict future fluctuations in the Argentine peso/U.S. dollar exchange rate. Because a significant part of our operations are located in Argentina, large variations in the comparative value of the Argentine peso and the U.S. dollar may adversely affect our business.

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

A significant appreciation of the Argentine peso against the U.S. dollar could also adversely affect the Argentine economy as well as our business. Our results of operations are sensitive to changes in the Argentine peso/U.S. dollar exchange rate because a significant portion of our operations are conducted in Argentina where our costs are incurred, for the most-part, in Argentine pesos. In the short term, a significant appreciation of the Argentine peso against the U.S. dollar would adversely affect exports and the desire of foreign companies to purchase services from Argentina. Our business is dependent to a certain extent on maintaining our labor and other costs competitive with those of companies located in other regions around the world from which technology and IT services may be purchased by clients in the United States and Europe. We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the years ended December 31, 2018 and 2017, our Argentine operating subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., entered into foreign exchange contracts for the purpose of hedging the risk of exposure to fluctuations in the Argentine peso against the U.S. dollar. If we do not hedge such exposure or we do not do so effectively, an appreciation of the Argentine peso against the U.S. dollar may raise our costs, which would increase the prices of our services to our customers, which, in turn, could adversely affect our business, financial condition and results of operations.

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

During recent years, the Argentine government has frequently intervened in the Argentine economy, including through the implementation of expropriation policies or nationalizations.

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

There are other examples of government intervention. In December 2012 and August 2013, the Argentine Congress established new regulations relating to domestic capital markets. Such regulations generally provided for increased intervention in the capital markets by the government, authorizing, for example, the Argentine Securities Commission (Comisión Nacional de Valores or "CNV") to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime in Argentina under certain circumstances and suspend the board of directors for a period of up to 180 days. On May 9, 2018, however, the Argentine Congress passed the Productive Financing Law No. 27,440, which reformed, among others, the Capital Markets Law No. 26,831 abrogating this power granted to the CNV and generally modernizing the entire regulatory framework applicable to the Argentine capital market, by incorporating current international practices to contribute to its development.

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

The continuity of the Macri administration and of the current economic and political environment of Argentina is uncertain.

Argentine presidential, congressional, municipal and state government elections were held in October 2015. Presidential elections were won by the opposing political party, led by Mauricio Macri. The president of Argentina and the Argentine Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy and, consequently, could affect our results of operations or financial condition. The current administration, in office since December 10, 2015, has announced and adopted several significant economic and policy reforms, including the following:

•	Foreign Exchange Reforms. The current Argentine administration eliminated all foreign exchange restrictions, including certain currency controls, which were imposed by the previous administration. However, due to the foreign exchange crisis, soaring inflation and plummeting economic activity during the first half of 2018, on November 8, 2018 the Argentine Central Bank issued Communication “A” 6595, imposing on financial entities a minimum cash requirement equal to 23% up to 29 days; 17% between 30 and 59 days; 11% between 60 and 89 days; 5% between 90 and 179 days; 2% between 180 and 365 days; and 0% for more than 365 days on obligations with international financial facilities. However, Communication “A” 6595 was repealed on January 1, 2019. In addition, effective as of October 1, 2018 until the end of 2018, the Argentine Central Bank defined foreign exchange intervention and non-intervention zones for the U.S. dollar exchange rate at 34 Argentine pesos per U.S. dollar in the lower bound and 44 Argentine pesos per U.S. dollar in the upper bound. Such rates are adjusted daily; provided that beyond the upper bound, the Argentine Central Bank may sell foreign currency for a daily amount of up to US$50 million, and beyond the lower bound, the Argentine Central Bank may increase the monetary base backed with the increase of the federal reserves. As of the date of this annual report, the non-intervention zones were fixed at 39.989 Argentine pesos per U.S. dollar in the lower bound and 50.456 Argentine pesos per U.S. dollar in the upper bound. See "Item 4.B — Business overview — Regulatory Overview — Foreign Exchange Controls — Argentina".

•	Foreign Trade Reforms. The current Argentine administration eliminated or reduced export duties on several agricultural products and eliminated export duties on most industrial and mining products. With respect to payments for imports of goods and services, the Macri administration announced the elimination of limitations on access to the Foreign Exchange Market for existing debts incurred in connection with imports of goods and services as of April 22, 2016. On January 2, 2017, the federal government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018 until December 2019. In regards to export duties, on December 4, 2018, the Argentine administration imposed duties on the exportation of services (and not only goods) and allowed the Executive Power to impose export duties of up to 30% until December 31, 2020, with a maximum rate of 12% for services and goods that were not subject to export duties before September 2, 2018. On January 2, 2019, a new export duty was applied on exports of services at a rate of 12% with a maximum limit of 4 Argentine pesos per U.S. dollar of the amount arising from the invoice or equivalent document.

•	Financial Policy. The current Argentine administration has settled the majority of outstanding claims with holdout creditors and has issued sovereign bonds in the international capital markets. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions. See "—Argentina's ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing outside of Argentina."

•	Fiscal policy. The current Argentine administration took steps to anchor fiscal accounts, reduce the primary fiscal deficit, eliminate subsidies, reorganize certain expenditures and generate increased revenue through a tax amnesty program. The fiscal deficit for 2017 was approximately 3.9% of GDP, 0.3% lower than expected. Likewise, the fiscal deficit for 2018 was approximately 2.4% of GDP, 0.3% lower than expected. Reducing fiscal deficit is one of the most important objectives for the administration in the coming years. Due to the foreign exchange crisis in the second half of 2018, the Argentine government implemented a series of measures aimed at reducing the fiscal deficit for the following years, including the suspension of public infrastructure works, the depreciation of the Argentine peso, the re-imposition of export duties, the request of a stand-by loan agreement with the International Monetary Fund (“IMF”) and the elimination of the Supportive Federal Fund (by which the Federal Government distributed 30% of the proceeds of the export duties on soybean and soybean products to the provinces and municipalities), among other measures. The Argentine government targets a primary fiscal deficit of 0% of the GDP for 2019 and a primary fiscal surplus of 1% of the GDP for 2020.

•	Correction of monetary imbalances. The Argentine administration has adopted an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the years 2016, 2017, 2018 and 2019. The Argentine Central Bank has increased stabilization efforts to reduce excess monetary imbalances and raised peso interest rates to offset inflationary pressure. However, the goals for 2016, 2017 and 2018 have not been met, despite the increase on the inflation target ranges for 2018 (from between 8% and 12%, to 27%) and 2019 (from between 3.5% and 6.5%, to 17%) announced by the Argentine Central Bank in June, 2018. The inflation for 2017 rose to 24.8%, and for 2018, fostered by a depreciation of 102.2% of the Argentine peso to the U.S. dollar, rose to 47.6%. The official estimation of inflation for 2019 is 29%, while private sources predict an inflation of 35% for the same period. Since October 1, 2018, in addition to the creation of the foreign exchange intervention and non-intervention zones, the Argentine Central Bank adopted a policy of zero currency issuance. Therefore, the Argentine Central Bank recalculated the inflation targets for 2019 and 2020 to 27.8% and 19.6%, respectively.

•	Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria). On November 8, 2017, the Argentine Congress passed Law No. 27,401 which provides for the criminal liability of corporate entities upon their execution of certain dishonest activities, directly or indirectly, with their intervention or on their behalf, interest or benefit. Companies found liable for committing crimes under the terms of this law may be subject to various sanctions, including, among others, fines ranging from two to five times the ''undue'' benefit that was obtained or that could have been obtained through the actions incurred in breach of this regulation. Additionally, Companies found liable may forfeit assets obtained through the illegal actions. The law became effective on March 1, 2018.

•	Amendment to Labor Risks Law. On February 15, 2017, the Argentine Congress passed Law 27,348, which amends and complements Labor Risks Law No. 24,557 (the "Labor Risks Law"), and aims to reduce litigation arising from accidents at work. Under the new regime, prior to filing a lawsuit resulting from work-related accidents, affected workers must go through jurisdictional medical commissions, in order to assess the impact of any accident and to assign benefits provided for under the Labor Risks Law.

•	Social Security Reform Law. On December 28, 2017, the Argentine Congress passed Argentine Law No. 27,426, which provides for modifications to the method of calculating social security benefits. In most cases, minimum benefits will equal 82% of the minimum wage. The law also grants employees the option to maintain their employment status until the age of 70, though employees may choose to retire earlier. Male employees may retire at 65 and female employees may retire at 60.

•	Labor Reform Draft Bill. The Labor Draft Bill (File No. 1381/2018), which provides a regime of regularization of unregistered employment, is currently being discussed in two commissions of the Senate: (i) Labor and Social Security, and (ii) Budged and Finance. This Labor Draft Bill establishes an opportunity to register employment relationships in the private sector and to rectify the actual remuneration or hiring date of the employment, with the exception of those related to domestic service, and is currently pending review by both chambers. The draft bill aims to improve competitiveness and efficiency of various sectors, increase employment, attract investment and reduce labor costs.

•	Tax Regime. On December 29, 2017, the Argentine Congress passed Law No. 27,430. The law provides for a series of tax and social security reforms intended to eliminate certain existing complexities and inefficiencies of the Argentine tax regime, reduce tax evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining the Argentine administration's medium- and long-term efforts aimed at restoring fiscal balance. The reforms introduced with this law are part of the agenda of the Argentine administration to improve the competitiveness of the Argentine economy (including the reduction of the fiscal deficit), to increase employment and diminish poverty on a sustainable basis. Decree No. 279/2018, published in the Official Gazette on April 7, 2018, regulated the income tax treatment applicable to non-Argentine residents, who receive income or obtain capital gains arising from the investment in financial assets in Argentina. The reform did not substantially modify the tax treatment set forth in Law No. 26,893 of gains recognized by nonresidents on the sale of shares, quotas or other equity participations in Argentine companies as well as “other securities” of Argentine residents. However, it shifted the tax liability from nonresident purchasers to nonresident sellers. Beginning January 1, 2018, when a nonresident seller sells shares or quotas in an Argentine company to a nonresident buyer, the seller must pay Argentine income tax on the capital gains through its legal representative in Argentina. In April 2018, the General Resolution No. 4,227 of the AFIP established the payment mechanism for the Argentine income tax on capital gains. Furthermore, Decree No. 813/2018, published in the Official Gazette on September 11, 2018, introduced several amendments to Regulatory Decree No. 692/1998, which regulates the Argentine Value Added Tax Law. The main amendments were made in relation to: (i) substitute taxpayers for the payment of the Value Added Tax corresponding to individuals or entities domiciled or resident abroad who render services within Argentina subject to the tax; (ii) digital services provided by individuals or entities domiciled or resident abroad when the effective use or exploitation of such services is carried out in Argentina; (iii) the mechanism for the refund of tax credits generated in the purchase, construction, manufacture, processing or importation of capital assets; and (iv) the mechanism for the recovery of accumulated tax balance by public service companies. Decree No. 1170, published in the Official Gazette on December 27, 2018, amended the regulatory decree of the Income Tax Law in accordance with the amendments introduced by Law No. 27,430. In addition, pursuant to the amendment to the personal assets tax law approved by Law No. 27,480, enacted on December 5, 2018, the minimum taxable amount for fiscal year 2019 is Argentine pesos 2 million. For taxpayers domiciled in Argentina, the tax rate would still be 0.25% if the aggregate amount of declared assets is between Argentine pesos 2 million and Argentine peso 5 million, but it would increase to 0.5% of the excess of Argentine pesos 5 million if the declared assets are of between Argentine pesos 5 and Argentine pesos 20 million, and to 0.75% of the excess of Argentine pesos 20 million if the value of declared assets is higher than Argentine pesos 20 million. For individuals and entities not domiciled in Argentina, the tax rate would be maintained at 0.25%, irrespective of the value of the taxable assets.

•	Capital Markets Reform. On May 9, 2018, the Argentine Congress passed the Productive Financing Law No. 27,440, which reformed, among others, the Capital Markets Law No. 26,831, generally modernizing the entire regulatory framework applicable to the Argentine capital market by incorporating current international practices to contribute to its development. The CNV has also issued several regulations in line with such reform.

•	Antitrust Law. On May 24, 2018, the Argentine Congress passed Law No. 27,442, which introduces several changes to the former Antitrust Law No. 25,156, as follows: (i) it envisages the creation of a National Competition Authority, as opposed to having a “dual” authority i.e. Antitrust Commission and Secretary of Trade; (ii) in terms of merger control, it increases the volume of business’ threshold and provides for the adoption of a suspensory regime, by means of which the parties to a reportable transaction will not be able to close it until they receive authorization from the authority; and (iii) in terms of anticompetitive conducts, it increases the fines for sanctions substantially and presumes that there are certain conducts that are deemed to be absolutely restrictive to competition and, therefore, illegal per se (i.e. “hard core cartels”). The suspensory regime shall enter into force one year from the effective creation of the National Competition Authority and, in the meantime, the current non-suspensory regime continues to apply. This entity has not been created yet.

Some of the measures proposed by the current Argentine administration have generated political and social opposition. In addition, political parties opposed to the government retained a majority of the seats in the Argentine Congress, which may in turn prevent the government from adopting such measures as proposed.

Moreover, Argentine presidential, congressional, municipal and state government elections will be held in October, 2019. We can offer no assurances or predictions on the continuity of the Macri administration or that the policies that may be implemented by the Argentine government in office will not adversely affect our business, results of operations or financial condition.

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

The Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”) implemented certain methodological reforms and adjusted certain indexes based on these reforms. The lack of accuracy in the INDEC's indexes could result in a further decrease in confidence in Argentina's economy, which could, in turn, have an adverse effect on our ability to access the international credit markets at market rates to finance our operations and growth. See "The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets."

According to data published by the INDEC, the CPI increased 21.7% in 2014 and 11.9% as of October 2015 (for the first nine months of year 2015). In November 2015, the INDEC suspended the publication of the CPI. According to the publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and 31.4% in 2016. According to the publicly available information based on data from the City of Buenos Aires, the CPI grew by 29.6% in 2015 and 41.0% in 2016. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based on these reforms, in June 2016 the INDEC resumed its publication of the CPI. According to the INDEC, Argentina's rate of inflation between May and December 2016 was 16.9%, in the year 2017 was 24.8% and in the year 2018 was 47.6% based on the CPI. The official estimation of CPI increase for 2019 is 29%, while private sources predict a CPI increase of 35% for the same period.

Recent factors, including but not limited to the raising of the interest rate by the U.S. Federal Reserve, the inability of the Argentine government to perform structural changes and reduce the fiscal deficit, the Argentine government’s increasing need for international financing, the increase of the Argentine government’s inflation goals for 2018, a historical drought that affected crop production (main export of Argentina), and the Turkish crisis, provoked a sharp depreciation of 102.2% of the Argentine Peso during 2018. This sharp depreciation has fostered inflation in 2018 and created strong volatility in the U.S. dollar exchange rate that gave rise to concerns about further depreciation of the Argentine peso, the control of the inflation levels, and the possibility of a new financial crisis. Uncertainty surrounding future inflation rates may have an adverse impact for Argentina in the long-term credit market. In order to control the foreign exchange crisis the Argentine government adopted a series of measures, including the execution of a financing agreement with the IMF for US$57.1 billion, and the Argentine Central Bank defined foreign exchange intervention and non-intervention zones for the U.S. dollar exchange rate and increased the pesos interest rates. As of the date of this annual report, these and other measures adopted by the Argentine government and the Argentine Central Bank caused a deepening recession (the IMF projected a GDP decrease of 2.6% for 2018 and 1.7% for 2019), increasing unemployment and medium and small companies failures, while high inflation and foreign exchange instability continues. In addition, in October 2019, Argentina will hold presidential elections, and there is a large amount of uncertainty and speculation on the re-election of Mauricio Macri or his potential successor that also contributes to the economic instability.

Inflation rates could continue escalating, and there is uncertainty regarding the effects that the measures taken, or that may be taken, by the Argentine government to control inflation could have in the medium term. If inflation remains high or continues to increase, Argentina's economy may be negatively impacted and our results of operations could be materially affected.

The Executive Board of the International Monetary Fund has approved a three-year Stand-By Arrangement for Argentina amounting to US$57.1 billion, following an agreement on an economic plan to be implemented by the Argentine authorities; however, there can be no assurance that such plan will meet its objectives in supporting the Argentine government’s economic priorities, nor are we able to predict what the future consequences will be for the Argentine economy in general or our business in particular.

The Argentine government requested IMF financial support in late May 2018 to help strengthen the Argentine economy in light of the recent financial market turbulence. In early June 2018, Argentina and IMF staff reached an agreement on an economic plan that could be supported by IMF financing in the form of a Stand-By Arrangement for $50.0 billion, and on June 20, 2018, the IMF’s Executive Board approved such plan and the consequent three-year Stand-By Arrangement, and on June 21, 2018, the IMF made the first disbursement of US$15 billion.

On September 2018 the Argentine government negotiated an extension to the Stand-By Arrangement from $50.0 billion to $57.1 billion.

By the end of October 2018, the IMF made the second disbursement of $5.7 billion and by the end of December made a third disbursement of $7.6 billion. It is expected that the IMF would make additional disbursements in 2019 for US$22.8 billion.

The purpose of the Stand-By Arrangement is to support the Argentine government’s economic priorities, which include strengthening the Argentine economy and protecting the living standards of the Argentine people.

The Argentine government has stated that it intends to take measures to accelerate the pace at which the federal government’s fiscal deficit is reduced. This measure is expected to ultimately lessen the government’s financing needs and put public debt on a downward path.

In addition, the Argentine government’s economic plan intended to put in place measures to offer opportunity and support to the less well-off members of Argentine society. The authorities have committed to ensuring that spending on social assistance, as a share of gross domestic product, will not decline during the next three years.

As of the date of this annual report, we cannot guarantee that the financing package will be sufficient to enable the Argentine government to achieve the goals of its economic plan, nor are we able to predict what the future consequences will be for the Argentine economy in general or our business in particular.

The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets.

Between 2007 and 2014, the inflation index has been extensively discussed in the Argentine economy. The intervention of the former Argentine government in the INDEC in 2007 and the change in the way the inflation index was measured have resulted in disagreements between the former Argentine government and private consultants as to the actual annual inflation rate. The former Argentine government imposed fines on private consultants reporting inflation rates higher than the INDEC data. As a result, private consultants typically shared their data with Argentine lawmakers who opposed the previous government, who released such data from time to time. This resulted in a decrease in confidence in Argentina's economy.

In February 2014, the INDEC released a new inflation index, known as National Urban Consumer Price Index (Índice de Precios al Consumidor Nacional Urbano) that measured the prices of goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Pursuant to these calculations, such new consumer price index rose 21.7% in 2014 and 11.9% during the ten-month period ended October 31, 2015. Even though the new methodology brought inflation statistics closer to those estimated by private sources, material differences between recent official inflation data and private estimates remained during 2015.

However, during December 2015 and January 2016, the new administration declared the national statistical system and the INDEC to be in a state of administrative emergency through December 31, 2016. Accordingly, the new head of the INDEC announced the temporary suspension of the publication of official data of prices, poverty, unemployment and GDP until the completion of a full review of INDEC's policies. Shortly thereafter, the new administration released an alternative CPI index based on data from the City of Buenos Aires and the Province of San Luis. The INDEC resumed its publication of the CPI in June 2016, after implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of those reforms. As a consequence of these reforms, on November 9, 2016, the IMF lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement with the IMF. Still, uncertainty remains as to whether official data and measurement procedures sufficiently reflect inflation in the country, and what effect these reforms will have on the Argentine economy. In March 2018, the Argentine government announced a draft bill to provide INDEC with total autonomy and to transform it into an entity that will facilitate greater statistical independence of the main macroeconomic indicators.

As of the date of this annual report, the impact that these measures and any future measures taken by the current administration with respect to the INDEC will have on the Argentine economy and investors' perception of the country cannot be predicted.

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

Litigation involving holdout creditors, claims with ICSID and other claims against the Argentine Government, resulted and may result in material judgments against the government, lead to attachments of or injunctions relating to Argentina's assets, or could cause Argentina to default under its other obligations, and such events may prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. Our ability to obtain U.S. dollar-denominated financing has been adversely impacted by these factors. During 2014, 2015, 2016, 2017 and 2018, it became increasingly difficult for Argentine companies to obtain financing in U.S. dollars, and loans in the local currency carried significantly higher interest rates. The termination of the injunctions issued by the United States courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers, and the related subsequent events, have paved the way for the Argentine Government to regain access to the international capital markets. Nonetheless, Argentina's ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth. In addition, Argentina's ongoing litigation with the remaining holdout creditors as well as ICSID and other claims against the Argentine Government, or any future defaults of its financial obligations, may prevent us from accessing the international capital markets or cause the terms of any such transactions less favorable than those provided to companies in other countries in the region, potentially impacting our financial condition.

In addition, other endogenous and exogenous factors are limiting the access of emerging countries and particularly Argentina to international financing. See "—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates (most notably between the U.S. dollar and the Argentine peso)” and “—Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.”

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

Since 2001, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of enterprises to retain or obtain foreign currency or make payments or distributions abroad. See "Information on the Company — Business Overview — Foreign Exchange Controls".

Notwithstanding the measures adopted by the current Argentine administration since December 2015, which lifted all exchange and capital controls, the Argentine government may impose or increase exchange controls or transfer restrictions in the future in response to capital flight or a significant depreciation of the Argentine peso. Additional controls could have a negative effect on the ability of Argentine entities to access the international credit or capital markets, the Argentine economy and our financial condition and business.

The Argentine government may order salary increases to be paid to employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. The Argentine government increased the minimum salary to 3,600 Argentine pesos in January 2014, to 4,400 Argentine pesos in September 2014, to 4,716 Argentine pesos in January 2015, to 5,588 Argentine pesos in August 2015, to 6,060 Argentine pesos in January 2016, to 6,810 Argentine pesos in June 2016, to 7,560 Argentine pesos in September 2016, to 8,860 Argentine pesos in July 2017, to 10,700 Argentine pesos in September 2018, and to 11,300 Argentine Pesos in December 2018. The Argentine government confirmed that the minimum salary will be increased to 12,500 Argentine pesos by June 2019. Recently, the INDEC published data regarding the evolution of salaries in the private and public sectors, which reflects approximately 26.7% and 25.26% salary increase in the private and public sectors, respectively, for the period from January 2017 through December 2017, and approximately 28.7% salary increase in both private and public sectors, from the period from January 2018 to November 2018.

Due to high levels of inflation and full employment in the high tech industry, we expect to raise salaries in line with the market. During the year ended December 31, 2018, labor unions agreed with employers´ associations on annual salary increases between 30% and 40%. In addition, on November 12, 2018, the Argentine government issued a decree imposing the payment of an extraordinary non-remuneratory bonus of Argentine pesos 5,000 to all workers in the private sector, payable in two installments in December 2018 and February 2019. If future salary increases in the Argentine peso exceed the pace of the devaluation of the Argentine peso, such salary increases could have a material and adverse effect on our expenses and business, results of operations and financial condition and, thus, on the trading prices for our common shares.

Our operating cash flows may be adversely affected if there is a delay in obtaining reimbursement of value-added tax credits from AFIP.

During the years ended December 31, 2018 and 2017, our Argentine operating subsidiary IAFH Global S.A. recognized an aggregate of $3.8 million in value-added tax credits. These tax credits may be monetized by way of cash reimbursement from AFIP. Obtaining this cash reimbursement requires submission of a written request to AFIP, which is subject to its approval. In the event that AFIP delays its approval of the request for reimbursement of these value-added tax credits, our ability to monetize the value of those credits would be delayed, which could adversely affect our cash flows.

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

During the years ended December 31, 2018, 2017 and 2016, we did not engage in the above described transactions. Although, as of the date of this annual report, we are not obliged to settle proceeds received from capitalizations abroad through the FX Market, if in the future we decide to make additional capital contributions to our Argentine subsidiaries and acquire bonds, we cannot assure you that the quoted price of the BODEN and/or BONAR in Argentine pesos in the Argentine markets will be higher than the quoted price in the U.S. debt markets in U.S. dollars converted at the official exchange rate prevailing in Argentina or that the Argentine government will not require Argentine companies to repatriate such proceeds through the FX Market, or make any other legislative, judicial, or administrative changes or interpretations, any of which could have a material adverse effect on our business, results of operations and financial condition.

The imposition in the future of restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina.

Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Argentine Central Bank, which have been lifted. See "Information on the Company — Business Overview — Foreign Exchange Controls".

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

Although the current Argentine administration has lifted the foreign exchange restrictions, the imposition of future exchange controls could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina, as the case may be, from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future. The domestic revenues of our Argentine subsidiaries (excluding intercompany revenues to other Globant subsidiaries, which are eliminated in consolidation) were $23.8 million in 2018, $13.3 million in 2017 and $10.2 million in 2016, representing 4.6%, 3.2% and 3.2% of our annual consolidated revenues, respectively.

The Argentine government could adopt restrictive measures again in the future. If that were the case, a foreign shareholder, such as ourselves, may be prevented from converting the Argentine pesos it receives in Argentina into U.S. dollars. If the exchange rate fluctuates significantly during a time when we cannot convert the foreign currency, we may lose some or all of the value of the dividend distribution or sale proceeds.

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

The imposition of duties on export services could adversely affect our results of operations.

On December 4, 2018, Argentina approved the budget bill for year 2019 through Law 27,467, which amended the Customs Code to allow for duties to be applied to the exportation of services (and not only goods). In addition, the executive branch was allowed to impose export duties of up to 30% until December 31, 2020. However, in case of services and goods that were not subject to export duties before September 2, 2018, the maximum rate is 12%. On January 2, 2019, the executive branch issued Decree No. 1201/2018, which established an export duty on exportation of services at a rate of 12% with a maximum limit of Argentine pesos (ARS) 4 per each U.S. dollar of the amount arising from the invoice or equivalent document.

A service is considered “exported” when it is rendered in Argentina but it is effectively used or exploited off shore. Such utilization or exploitation is effective upon the first utilization or act of disposal of the service by the recipient even when, if appropriate, the latter intends such service for consumption.

If an increase of the current rates for exportation duties was approved or additional duties were imposed on the exportation of services, the results of our operations could be adversely affected.

Changes in Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows.

In 2012, the Argentine government terminated its treaties with Spain for the avoidance of double taxation. As a result, the exemption from personal assets tax that was available pursuant to such treaty for equity interests in local companies owned by Spanish residents no longer applies. The new double taxation treaty with Spain, which was adopted on December 23, 2013 and applied retroactively from January 1, 2013, does not include a similar exemption. Under the new treaty, the tax applicable on dividends distributed by our Argentine subsidiaries to the Spain Holdco is limited to 10% of the gross amount of dividends distributed, and income tax withholding on financial interest is limited to 12%.

Argentine companies are required to pay the personal assets tax corresponding to Argentine resident individuals, foreign individuals and foreign entities for holding equity interests in such companies as of December 31 of each year. The applicable tax rate is 0.25% and the tax is levied on the equity stated in the latest financial statements. Although the new double taxation treaty with Spain does not include an exemption on such tax, Law No. 27,260, which was enacted by the Argentine government on July 21, 2016, introduced benefits for compliant taxpayers that include an exemption from the personal assets tax until December 31, 2018.

On December 29, 2017, the Argentine government enacted Law No. 27,430, which reduced the corporate income tax rate to 30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after January 1, 2020. The distribution of dividends is now subject to a 7% tax rate for the distribution of dividends related to financial results from fiscal years beginning on or after January 1, 2018 and 13% tax rate for the distribution of dividends related to financial results from fiscal years beginning on or after January 1, 2020.

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

Colombia

Colombia has experienced several periods of internal security issues that could affect the economy and impact our business, and our results from operations.

Colombia has suffered from periods of criminal violence over the past four decades, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia) (“FARC”), paramilitary groups and drug cartels and criminal bands known as Bacrim. In regions of the country with limited governmental presence, these groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces by creating specialized units. In 2012, the Colombian government began peace negotiations with FARC. The peace agreement between the Colombian government and the guerrilla group, which was signed in 2016, was subject to a national referendum but was not approved by a majority of the voters. The parties re-negotiated certain aspects of the original agreement and the new agreement was approved by Congress in 2016.

Pursuant to the peace agreements negotiated between FARC and the Colombian government, FARC occupies five seats in the Colombian Senate and five seats in the Colombian House of Representatives. We cannot predict which policies will be adopted by the Colombian government and whether the policies would have a negative impact on the Colombian economy or our business, financial condition and results of operations.

Despite efforts by the Colombian government, drug-related crime, guerrilla paramilitary activity and criminal bands continue to exist in Colombia, and allegations have surfaced regarding members of the Colombian congress and other government officials having ties to guerilla and paramilitary groups. Although the Colombian government and the National Liberation Army (“ELN”) have been in talks since February 2017 to end a five-decade war, the Colombian government has suspended the negotiations after a series of rebel attacks. On January 17, 2019, a car with explosives burst through the gates at a police academy in Bogotá resulting in 21 people dead and many injured. The Colombian Defense Minister confirmed that the terrorist attack was perpetrated by the ELN.  Any possible escalation in the violence associated with this terrorist attack and/or these activities may have a negative impact on the Colombian economy. In addition, given that the peace protocols to be applied in the event of a suspension of peace negotiations were entered into by the prior administration, the current administration has not honored these protocols, on the grounds that these protocols are only binding to the administration that agreed to them. This situation could result in escalated violence by the ELN and may have a negative impact on the credibility of the Colombian government which could in turn have a negative impact on the Colombian economy and may adversely affect our business or results of operations in Colombia.

Any further downgrade in the credit rating of Colombia could adversely affect the Colombian economy.

The outlook of Colombia’s credit rating was changed to negative by Standard & Poor’s Financial Services LLC (“S&P”) and Fitch Ratings (“Fitch”) in 2016 and by Moody’s Corporation (“Moody’s”) in February 2018. In December 2017, S&P downgraded the rating of Colombia’s long-term foreign currency sovereign credit ratings on Colombia from “BBB” to “BBB-.” Additionally, on February 22, 2018 Moody’s changed Colombia’s rating outlook from stable to negative. Currently, Colombia’s long-term debt denominated in foreign currency is rated “Baa2” by Moody’s, “BBB-” by S&P and “BBB” by Fitch. Any further downgrade of Colombia’s credit rating could adversely affect the Colombian economy and our results of operations. We cannot assure as to whether there will be further deterioration of the Colombian economy particularly due to the fiscal deficit and Colombia’s public debt. If the condition of the Colombian economy were to deteriorate, we would likely be adversely affected.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in could adversely affect our consolidated results.

Colombia underwent tax reforms in 2018, 2016 and 2014. The latest tax reform enacted by the Colombian congress in 2018 introduced substantial changes to the then-existing tax legal framework. As a result, income tax withholding rates resulting from payments made to foreign entities were increased by 5% to a general rate of 20%, except for foreign indebtedness exceeding one year, where the applicable income tax withholding remains at 15%. Dividends paid out of profits that were subject to corporate income tax became subject to a withholding tax of 7.5% (resulting in an increase of 2.5% from the current 5%) and dividends paid out of profits that were not subject to corporate income tax became subject to a withholding tax of 33% for 2019, with a progressive reduction of the tax rate by 1% for each upcoming year, until 2020 (in which year the tax rate is stabilized in 30%) plus the foregoing 7.5%, which applies to the balance after the withholding is applied. The tax reform of 2018 introduced a new equity tax applicable to: (i) Colombian resident individuals (ii) non-resident individuals on their Colombian assets, (iii) non-distributed inheritance of non-residents and (iv) foreign non-resident entities owning assets in Colombia different from shares, account receivables and portfolio investments; whose net equity in Colombia as of January 1, 2019 is COP $5,000 million or higher. The equity tax would be triggered in January 1, 2019, 2020, and 2021 at rate of 1%.

We cannot assure you that Colombian tax laws will not change or may be interpreted differently by authorities, and any change could result in the imposition of additional taxes. Additional tax regulations could negatively affect our results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way that we do. Differing interpretations could result in future tax litigation and associated costs.

The Colombian government and the Colombian central bank exercise significant influence on the Colombian economy, which could have an impact on our business, financial condition and results of operations.

The Colombian government and the Colombian central bank could intervene in Colombia’s economy and make changes in monetary, fiscal and regulatory policy, which could result in currency devaluation and the changes in international reserves.

Although the Colombian government has not imposed foreign exchange restrictions since 1990, Colombia’s foreign currency markets have historically been extremely regulated. Colombian law permits the Colombian central bank to impose foreign exchange controls to regulate the remittance of dividends and/or foreign investments in the event that the foreign currency reserves of the Colombian central bank fall below a level equal to the value of three months of imports of goods and services into Colombia. An intervention that precludes us from possessing, utilizing or remitting dollars would impair our financial condition and results of operations.

The Colombian government has considerable power to shape the Colombian economy and, consequently, affect the operations and financial performance of businesses. The Colombian government may seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. dollar and fostering domestic price stability. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy and may adopt policies that are inconsistent with those of the prior government or that negatively affect us.

If the United States imposes sanctions on Colombia in the future, our business may be adversely affected.

Colombia is among several nations whose eligibility to receive foreign aid from the United States is dependent on its progress in stemming the production and transit of illegal drugs, which is subject to an annual review. Although Colombia is currently eligible for such aid, Colombia may not remain eligible in the future. A finding by the United States that Colombia has failed demonstrably to meet its obligations under international counter-narcotic agreements may result in the imposition of economic and trade sanctions on Colombia which could result in adverse economic consequences in Colombia and could further heighten the political and economic risks associated with our operations there.

Risks Related to the Company and the Ownership of Our Common Shares

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

As of March 15, 2019, our directors and executive officers, entities affiliated with them and greater than 5% shareholders, beneficially own an aggregate of approximately 30.37% of our outstanding common shares, of which 1.40% represents common shares subject to options that currently are exercisable or will be exercisable within 60 days of March 15, 2019 as well as common shares issuable upon settlement of restricted stock units that have vested or will vest within 60 days of March 15, 2019. As a result, these shareholders may exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, and may have significant influence over our management and policies. This concentration of influence could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders. For example, our officers, directors and principal shareholders could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our common shares because investors often perceive disadvantages in owning shares in companies with principal shareholders.

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure, and other requirements applicable to public companies in the United States and in Luxembourg.

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure; these include but are not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new SEC regulations and NYSE listing guidelines that result out of the NYSE listing, and Regulation (EU) 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse, together with the related implementing and delegated regulations of the European Commission and guidelines published by the European Securities and Market Authority and the Commission de Surveillance du Secteur Financier, the Luxembourg law of January 11, 2008 on transparency requirements for issuers, as amended, and in particular the annual financial and non-financial reporting rules that apply as a result of our shares being listed and admitted to trading on the regulated market operated by the Lux SE. These laws, regulations and guidelines may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, our efforts to comply with certain sections of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") and the related regulations regarding required assessment of internal controls over financial reporting and our external auditor's audit of that assessment requires the commitment of significant financial and managerial resources. Testing and maintaining internal controls can divert our management's attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

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

We have not declared dividends in the past and do not anticipate paying any dividends on our common shares in the foreseeable future. In addition, both our articles of association and the Luxembourg law of August 10, 1915 on commercial companies as amended (loi du 10 août 1915 sur les sociétés commerciales telle que modifiée) (the "Luxembourg Companies Law") require a general meeting of shareholders to approve any dividend distribution except as set forth below.

Our ability to declare dividends under Luxembourg law is subject to the availability of distributable earnings or available reserves, including share premium. Moreover, if we declare dividends in the future, we may not be able to pay them more frequently than annually. As permitted by Luxembourg Companies Law and subject to the provisions thereof, our articles of association authorize the declaration of dividends more frequently than annually by our board of directors in the form of interim dividends so long as the amount of such interim dividends does not exceed total net income made since the end of the last financial year for which the standalone annual accounts have been approved, plus any net income carried forward and sums drawn from reserves available for this purpose, less the aggregate of the prior year's accumulated losses, the amounts to be set aside for the reserves required by law or by our articles of association for the prior year, and the estimated tax due on such earnings.

We depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments, which they may not be able to do.

Our subsidiaries conduct all of our operations. We have no relevant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by covenants in our or their financing agreements or by the law of their respective jurisdictions of incorporation. If we are unable to obtain funds from our subsidiaries, we will be unable to distribute dividends. We do not intend to seek to obtain funds from other sources to pay dividends. See "— Risks Related to Operating in Latin America — Argentina — The imposition in the future of restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina."

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

Under Luxembourg Companies Law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, in accordance with Luxembourg law, our articles of association authorize our board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by Luxembourg law to the extent our board deems such suppression, waiver or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including a premium). This authorization is valid from the date of the publication in the Luxembourg's official gazette (Recueil Electronique des Sociétés et Associations) of the decision of the extraordinary general meeting of shareholders held on May 8, 2017, which publication occurred on May 19, 2017, and ends on May 19, 2022. In addition, a shareholder may not be able to exercise the shareholder's pre-emptive right on a timely basis or at all, unless the shareholder complies with Luxembourg Companies Law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

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

As a company organized under the laws of the Grand Duchy of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) No. 2015/848 of the European Parliament and the Council of May 20, 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

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

Since our inception, we have benefited from strong organic growth and have built a blue chip client base comprised of leading global companies. Over that same period, we have expanded our network of locations from one to 40. In addition, we have garnered several awards and recognition from organizations such as Endeavor, the IDC MarketScape, Global Services, the International Association of Outsourcing Professionals, and Fast Company, and we have been the subject of business-school case studies on entrepreneurship at the Massachusetts Institute of Technology, Harvard University and Stanford University in conjunction with the World Economic Forum.

In 2006, we started working with Google. We were chosen due to our cultural affinity and innovation. While our growth has primarily been organic, since 2008 we have made fifteen complementary acquisitions. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America.

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

In 2012, we acquired TerraForum, an innovation consulting and software development firm in Brazil. The acquisition of TerraForum allowed us to expand into Brazil, one of the largest economies in the world.

In August 2013, we acquired 22.75% of Dynaflows S.A. In October 2015, we obtained the control over Dynaflows through acquiring an additional number of shares, and in October 2018, we completed the acquisition of the company by acquiring the remaining minority stake. This acquisition allowed us to broaden our Services over Platforms strategy.

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

In November 2016, we entered into a stock purchase agreement with 3Cinteractive corp. ("3C") to purchase the 100% of the capital stock of its wholly owned subsidiary, Difier, an Uruguayan company. At the same time, we signed a consulting services agreement to provide software development services to 3C for a term of four years.

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

In June 2017, we acquired PointSource, a design and development technology agency, based in Raleigh, North Carolina, and Chicago. The purpose of this acquisition was related to the benefit of expected synergies, revenue growth and expanding our capabilities in the United States. As part of this transaction, we acquired an option to purchase PointSource LLC, a company incorporated in Belarus. In February 2018, after exercising our option, we commenced operations in Belarus.

In June 2018, we closed a secondary offering in the United States of 6,687,548 of our common shares held by WPP Luxembourg Gamma Three S.àr.l. ("WPP").

In October, 2018, we signed an asset purchase agreement to acquire, the business of Small Footprint Inc., a corporation organized and existing under the laws of North Carolina, United States, including the acquisition of its wholly owned subsidiary in Romania, Small Footprint, LLC. The purpose of this acquisition was to deepen our expansion into Eastern Europe while also improving our onsite capacity in the United States.

During 2018 we launched new Studios to complement our offerings, including one focused on Cybersecurity and another on Over-the-Top, and we also launched StarMeUp OS as a part of our Services-Over-Platform strategy. StarMeUp OS is an operating system made up of smart applications built to help organizations with digital transformation from the inside out.

In February, 2019, we closed the acquisition of Avanxo (Bermuda) Limited ("Avanxo"), a cloud consulting and implementation company headquartered in Bermuda, with operations in Brazil, Mexico, Colombia, Peru, Argentina and the United States. We expect that this acquisition will allow us to continue expanding our cloud implementation solutions and bringing Globant's native digital culture to corporate process optimization. For more information, see "Financial Information — Significant changes".

Corporate Information

Our principal executive office is located at 37A Avenue J.F. Kennedy L-1855, Luxembourg and our telephone number is + 352 20 30 15 96. We maintain a website at http://www.globant.com. Our website and the information accessible through it are not incorporated into this annual report.

B. Business overview

Overview

We are a digitally native technology services company where innovation, design and engineering meet scale. We leverage the latest technologies and methodologies in the digital and cognitive space to help organizations transform in every aspect. We create software products that emotionally connect our customers with millions of consumers and employees, and we work with them to improve their efficiency. Our principal operating subsidiary is based in Buenos Aires, Argentina. For the year ended December 31, 2018, 77.9% of our revenues were generated by clients in North America, 12.6% in Latin America, 0.6% in Asia and 8.9% in Europe, including many leading global companies.

Digital and cognitive transformations require completely different approaches than traditional IT projects. It begins with cultural behavioral and organizational change and then delivering the right blend of engineering, design and innovation. We differentiate ourselves from our competitors as follows:

- We are a pure play in the digital and cognitive fields.

- We have global presence with delivery centers in North America, Latin America, Europe and Asia.

- We offer deep knowledge in the latest trends and technologies.

Our Globers are our most valuable asset. As of December 31, 2018, we had 8,384 Globers and 40 locations across 32 cities in Latin America, Asia, Europe and North America, throughout 14 countries, supported by four client management locations in the United States, and one client management location in each of United Kingdom, Colombia, Uruguay, Argentina and Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across the world provide us with the ability to attract and retain well-educated and talented professionals. We are culturally similar to our clients and we function in multiple time zones. We believe that these characteristics have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

Our clients include companies such as Google, Electronic Arts, Southwest Airlines Co. and Walt Disney Parks and Resorts Online, each of which was among our top ten clients in the year ended December 31, 2018. 95.5% of our revenues for the year ending December 31, 2018 came from existing clients who used our services in the prior year. We believe our success in building our attractive client base in the most sophisticated and competitive markets for IT services demonstrates the superior value proposition of our offering and the quality of our execution as well as our culture of innovation and entrepreneurial spirit.

Our revenues increased from $322.9 million for 2016 to $522.3 million for 2018, representing a Compound Annual Growth Rate ("CAGR") of 27.2% over the two-year period. Our revenues for 2018 increased by 26.3% to $522.3 million, from $413.4 million for 2017. Our net income for 2018 was $51.6 million, compared to a net income of $30.5 million for 2017. The $21.1 million increase in net income from 2017 to 2018 was primarily driven by higher gross margin due to costs efficiencies and a reduction in selling, general and administrative expenses. In 2016, 2017 and 2018, we made several acquisitions to enhance our strategic capabilities, none of which contributed a material amount to our revenues in the year the acquisition was made. See "Information on the Company — History and Development of the Company."

Our Industry

We are experiencing an amazing moment for technology. In which we have two massive and disruptive technological revolutions occurring simultaneously. The digital and the cognitive revolutions are affecting how companies connect with consumers and employees as well as providing opportunities to make huge gains in efficiency.

Today's users move fast and are keen to interact with their digital ecosystem anywhere and anytime, in a painless, fast, relevant, smart and restriction-free way. They demand personalized, seamless and frictionless experiences that will simplify their lives. We are also facing an abundance of demand for more intelligent and human-like behavior and technology on the market. These revolutions are leveraging new technologies that did not exist or were not mature enough until a few years ago, such as AI, UX, Mobile, Cloud and virtual reality "VR".

While the traditional IT space grew at 3.7% during 2018, growth in the digital space is expected to be 19.7% CAGR from 2019 through 2021. We are a pure play in the digital space.

Technologies that support this new digital and cognitive era are also experiencing increased demand:

- Artificial Intelligence ("AI") revenue is expected to grow at a 60% CAGR by 2025.

- The virtual digital assistant market is expected to reach $15.8 billion worldwide by 2021.

- Mobile augmented reality ("AR") is expected to drive a $108 billion VR/AR market by 2021.

Tech Trends

•	IoT Grid: Data from Internet of Things ("IoT") devices are expected to empower AI with information related to variety of processes and systems in order to support data discovery. IDC expects double-digit worldwide annual growth in IoT spending between 2017 and 2022, with a forecast of more than $1 trillion in 2022.

•	AI: AI utilizes analytical insights to automate and recommend appropriate solutions on demand. Business strategies can be mapped with AI recommendations through elaborate business processes and along various points on the value chain, including production, workforce management, sales, marketing and logistics. In this way, AI is designed to enable local sales managers and production managers to run their businesses more efficiently and streamline processes. We expect that AI will eventually learn to self-calibrate systems and processes. Gartner predicts that by 2020, customers will manage 85% of their relationship with the enterprise without interacting with a human.

•	Intelligent Automation: Robotic Process Automation ("RPA") is emerging into Intelligent Automation ("IA"). This form of automation is being re-trained to feature natural language recognition and processing, react to unstructured super data sets and automate specific business processes. IA can make relevant connections and continue to learn unsupervised, continuously adjusting to new information being provided and improve performance. While performing repetitive tasks, IA can improvise when needed or required. Forrester has projected that the RPA market will reach $1.70 billion in revenue in 2019.

•	Blockchain: Blockchain solutions have been embraced across various industries over the past few years. Blockchain’s sophistication is expected to dramatically improve how organizations operate digitally, and major players are building their future web services with blockchain. In 2019, we expect that, companies will focus on pushing forward blockchain investments and driving returns on such investments. The global blockchain market size is expected to grow from $1.2 billion in 2018 to $23.3 billion by 2023, at a CAGR of 80.2% during that time, according to a report by Markets And Markets.

•	Quantum Computing: Quantum computing is the use of computing is the use of quantum-mechanical phenomena such as superposition and entanglement to perform computation. A quantum computer is used to perform such computation, which can be implemented theoretically or physically. By the end of 2025, more than $23 billion in revenue is anticipated to be realized through the adoption of quantum computing across the globe. During this decade forecasted period, the global market for quantum computing is expected to expand exponentially at a stellar CAGR of 30.9%, according to Persistence Market Research.

•	5G: It is critical that data transfer capabilities keep pace with computing capabilities. 5G is the latest generation of cellular mobile communications. We expect that 5G will ensure the connectivity and transfer of data seamlessly and speedily for machine-to-machine communication (IoT grid and analytical/AI platform) and provide scaling possibilities in the mobile network. According to a report from MarketsandMarkets, the 5G infrastructure market is expected to be worth $2.86 billion by 2020 and $33.72 billion by 2026, growing at a CAGR of 50.9%.

•	Cloud Technologies: With a surge in collected data and the need to power AI and machine learning ("ML") processes, cloud computing is the preferred method for organizations to digitize their business completely. Companies are leveraging cloud technologies to transform their internal IT departments and build a business-ready IT that is able to streamline development lifecycle and reduce time to market, as well as transform organizational culture by disbanding silos. In the future, we expect cloud computing to serve as a software building platform rather than only server provisioning. Enterprises seeking to bring digital transformation into their internal applications without replacing them will refactor their core applications using cloud native technologies like containers. Others will be bolder and seek core SaaS based multi-cloud technologies with new developing tools, integration and deployment options. According to Forrester, nearly 60% of North American enterprises today rely on public cloud platforms.

Market Trends

Across all industries, we have observed a trend to smarter digital systems that embrace the latest technology and optimize customer experiences as well as their internal processes. Companies are seeking to transform their business as new users and requirements arise. At the same time, we see that many organizations try to transform themselves internally, cemented through effective change management.

For many companies, however, it becomes difficult to build a digitally-native culture from scratch or change the status quo of existing IT departments. It is hard to be successful using old practices to create innovative technology products. As Forrester points out, "Transformation starts with developing the right set of strategy choices and the ability to help shape digital thinking and a digital culture that supports continuous innovation. It is cemented through effective change management." Many of these companies are relying in partners to spearhead their transformation efforts.

Our Approach

Technology is not enough to create solutions for a true digital and cognitive transformation. At Globant, we are committed to helping our customers throughout their Organizational Fitness Lifecycle.

In order to be sustainable and successful, transformations need to impact every single dimension of the organization. With consumers and employees at the center of every strategy, our services address every stage of the transformational process.

We start with clients by providing the necessary tools and support that allow companies to jumpstart their cultural and methodology transformations. We then accompany our clients as they define and test their new digital strategies to engage consumers and employees. We continue scaling on the construction and evolution of these and other digital and cognitive initiatives, followed by the two final stages in the cycle: pushing a secure product to the cloud, and making it famous so that it reaches the proper audience. At this time the fitness cycle remains in an endless and progressive loop to ensure organizations stay relevant.

We deliver these services through our unique set of Studios, our Service over Platforms strategy, our own methodology called Agile Pods, and our Stay Relevant approach.

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

Service Over Platforms:

At Globant, we are changing the way services are provided with our Services over Platforms strategy. This set of platforms is designed to help deliver digital and cognitive transformations in an agile and innovative manner. These products have the flexibility to adapt to our clients' needs as we provide microservices to complement them.

In this way, many of our Studios create platforms to accelerate the path to our solutions. We price this service in the same way SaaS companies do: cost per transaction, cost per user or cost per month according to each platform.

Agile Pods Methodology:

We have developed a software product design and development model, known as Agile Pods. It is designed to better align business and technology teams. Driven by a culture of self-regulated teamwork and collaboration across skills, partners and country borders.

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

In addition, savings are delivered to clients due to sustained productivity boosts as the Agile Pods begin to operate at a higher maturity level. We ensure consistency, accountability and replicability by having Agile Pods follow a well-defined set of maturity criteria. Maturity models describe levels of growth and development as follows: Maturity, Quality, Velocity, and Autonomy. Each level acts as a foundation for the next and lays out a path for learning and growth. As Agile Pods evolve from one level to the next, they are equipped with the understanding and tools to accomplish goals more effectively.

Associated metrics guide improvement efforts and generate quantitative and qualitative insights to inform iterative design and planning decisions.

Stay Relevant

To fully implement a digital and cognitive transformation, we also help our customers stay relevant within their industries and audiences by providing helpful information and initiatives to understand the users’ environment, competitors and behavior. With research, Subject Matter Experts ("SME") gatherings, webinars, workshops and conferences, our thought leaders offer valuable insights to help organizations create valuable and emotional experiences for the audience.

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

Our core values are:

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

Sustainability

We believe that sustainable development of our organization is critical in order to enhance our competitive position in empowering organizations for a digital and cognitive revolution. In other words, we look forward to social and environmental results, in addition to financial metrics.

For this reason, besides working internally with Globers, we focus on community involvement, interacting with society and committing ourselves to meet their needs. Three pillars drive our commitment: education for job placement, technology for the community and entrepreneurship promotion.

Diversity & Inclusion

Diversity and Inclusion are key to our business. Technology requires us to innovate constantly, and, in our view, there is no way to innovate if we do not connect different points of view.

For us Diversity & Inclusion includes the intersection of three of our corporate values: Constantly Innovate, Team Player, and Act Ethically. We advocate for an inclusive and diverse culture. We pledge to provide all the necessary tools to make sure that all Globers feel comfortable, have the possibility to fully develop their potential, and have a diverse co-creation space with diverse points of view.

Our approach regarding Diversity & Inclusion focuses on three pillars:

•	Be empathetic - Put aside prejudices and make an effort to understand that being part of different teams will yield better results for everyone at the end of the day.

•	Be inclusive - Try to make the offices, and work in general, comfortable for everyone.

•	Be global - Considering we are a global company, it is important to bear in mind that what may seem normal in one culture can offend a Glober from a different culture. We encourage our Globers to be aware of the differences that could exist between each other and to take the time to understand the way other cultures work.

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

In addition, during 2018, we created Globant Ventures, which is our own accelerator for tech startups in Argentina. The objective of Globant Ventures is to promote the emergence of new entrepreneurs involved cutting-edge areas of technology, such as Artificial Intelligence among other emerging trends.

Career growth

Globers who are eager to grow, learn something new, and explore different possibilities have a vast number of opportunities available to them. Knowing their purpose, aiming for mastery and through autonomy, we empower our Globers to take ownership over their careers.

Competitive Strengths

We believe the following strengths differentiate Globant and create the foundation for continued rapid growth in revenues and profitability:

Ability to help organizations throughout their Organizational Fitness Lifecycles

Digital and cognitive transformations require completely different approaches than traditional IT projects. It begins with cultural behavioral and organizational change and then delivering the right blend of engineering, design and innovation. We differentiate ourselves from our competitors as follows:

- We are a pure play in the digital and cognitive fields.

- We have global presence with delivery centers in North America, Latin America, Europe and Asia.

- We offer deep knowledge in the latest trends and technologies.

Deep domain expertise in emerging technologies and related market trends

We have developed strong core competencies in emerging technologies and practices such as the ones mentioned above, and we have a deep understanding of market trends. Our areas of expertise are organized in Studios, which we believe provide us with a strong competitive advantage and allow us to leverage prior experiences to deliver superior software solutions to clients.

Long-term relationships with blue chip clients

We have built a roster of blue chip clients such as Google, Electronic Arts, Southwest Airlines Co. and Walt Disney Parks and Resorts Online, many of which themselves are at the forefront of emerging technologies. In particular, we have been working with Disney and Electronic Arts for more than ten and twelve years, respectively. We believe that our success in developing these client relationships reflects the innovative and high value-added services that we provide along with our ability to positively impact our clients' business. Our relationships with these enterprises provides us with an opportunity to access large IT, research and development and marketing budgets. These relationships have driven our growth and have enabled us to engage with new clients.

Global delivery with access to deep talent pool

As of December 31, 2018, we provided our services through a network of 40 offices in 32 cities throughout fourteen countries. Our delivery locations are in United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (México City), India (Pune and Bangalore), Spain (Madrid), Belarus (Minsk), Romania (Cluj) and United Kingdom (London). We also have client management locations in the United States (San Francisco, New York, Winston-Salem and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). The main administrative offices of our principal subsidiary (which also include a delivery center) are located in Buenos Aires. Our principal executive office is located in Luxembourg. All of our facilities (with the exceptions of Tucumán and Bahía Blanca) are leased. We also have two offices under construction in Buenos Aires and La Plata.

Latin America has an abundant talent pool of individuals skilled in IT. Over 345,000 engineering and technology students have graduated annually from 2012 – 2016 from universities in Latin America and the Caribbean region according to The Science and Technology Indicator Network (Red de Indicadores de Ciencia y Tecnología), a research organization that tracks science and technology indicators in the region. Latin America's talent pool (including Mexico, Brazil, Argentina, Colombia and Uruguay) is composed of more than 1,000,000 professionals according to Stackoverflow, SmartPlanet and NearshoreAmericas. Our highly skilled Globers come from leading universities in the regions where our delivery centers are located. Among our surveyed Globers, approximately 95.0% have obtained a university degree or are enrolled in a university while they are employed by our company, and many have specialized industry credentials or licensing, including in Systems Engineering, Electronic Engineering, Computer Science, Information Systems Administration, Business Administration and Graphic and Web Design. Our time zone and cultural similarity have helped us build solid relationships with our clients in the United States and Europe and differentiate us on projects that require a high degree of client collaboration.

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

Highly experienced management team

Our management team is comprised of seasoned industry professionals with global experience. Our management sets the vision and strategic direction for Globant and drives our growth and entrepreneurial culture. On average, the members of our senior management team have 20 years of experience in the technology industry giving them a comprehensive understanding of the industry as well as insight into emerging technologies and practices and opportunities for strategic expansion.

Strategy

We seek to be a leading provider that leverages the latest technologies and methodologies in the digital and cognitive space to help organizations transform in every aspect. The key elements of our strategy for achieving this objective are as follows:

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

Our Services

We leverage the latest technologies and methodologies in the digital and cognitive space to help organizations transform in every aspect. We create software products that emotionally connect our customers with millions of consumers and employees, and we work with them to improve their efficiency.

We deliver these services through our unique set of Studios, our Service over Platforms strategy, our own methodology called Agile Pods, and our Stay Relevant approach.

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

The portfolio of services we provide through our Process Automation Studio includes:

•	Process Appraisal: An in-depth analysis of the processes is done so that they can be valued and prioritized to outline the best automation strategy. In order to have quick wins that deliver actual value to the business we do a joint work with our clients to define measurable criteria that support the decision on where to start and the set of technologies to use and be successful.

•	Automated Solutions: Process automation is not just selecting a single tool in the market and automate a flow but rather a conscious analysis of the set of technologies to be used understanding the context on which they will run. Our extensive knowledge of technologies allows us to define the appropriate architecture considering infrastructure and automation needs while leveraging AI and data scraping techniques among more traditional solutions.

•	Process Evolution: Monitoring and governance of automated process is key to improving efficiency. Through the definition of the appropriate set of metrics and tools we control the operation identifying bottleneck areas and optimize performance, as well as including new processes to automation strategy.

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

The portfolio of services we provide through our UX Design Studio includes:

•	User Experience: By identifying verbal and non-verbal stumbling blocks, we refine and iterate to create an exceptional user experience. From user research and usability analysis to interactive design, we enhance interactions, information architecture, usability and persuasion. We help our clients inspire their communities, foster adoption and drive conversion results.

•	Visual Design: We utilize an insightful and conceptual approach to create and execute designs. We develop visual elements of an interphase and implement a brand personality into the interaction design. We establish relationships with the users by creating emotional interfaces and brands based on deep analyses of end-users and market trends. In much the same way that a piece of art appeals to the human eye, we strive to visually and emotionally engage users.

•	Service Design: Service design involves the activity of mapping, prototyping and planning cutting-edge product-service systems and how the actors should interact to bring those omni-relevant experiences to market. From strategic and operations management to business design, we apply a holistic approach to understand, create and orchestrate strategic scenarios, working in collaboration with multidisciplinary teams. Our service designers co-design with clients and customers translating research insights into actionable plans and viable opportunities for growth.

•	Industrial Design: Modern style and design must go hand in hand with technology, particularly at a time when consumers have high standards in terms of the quality of functional and non-functional features. Our practice is focused on creating beautiful and natural designs that feed all the senses. For many years screens have had all the design focus, but with the introduction of haptics and other feedback mechanisms, it's key to consider the rest of the senses in the product or experience design.

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

The portfolio of services we provide through our Mobile Studio includes:

•	Consultancy: We help organizations move towards the next maturity stage regarding mobility. Based on our experience working with over 100 organizations, from startups to fortune-500 companies, we built our consultancy framework to assess organization’s maturity and provide solutions to deliver high quality mobile products.

•	Fast Prototyping: Our Fast Prototyping Framework can build a working prototype to validate our clients' business ideas or jumpstart their projects to a scalable solution. We utilize proven base tech stalk and platforms to minimizing coding.

•	App Evolution: We help clients to take control of their legacy projects by incorporating the latest trends and technologies, whether they need to switch vendors, update their codebase, migrate between hybrid and native, or rebuild from scratch their existing product. Our sustain framework will detect potential issues on their apps regarding new OS versions or required updates on frameworks they might be using.

•	Platform Integration: Most mobile apps require a connection to a backend. While most boutiques fail at integrations, our Studios Model and extensive experience implementing most API Management Systems, Custom or Out-Of-The-Box Microservices Solutions.

•	Enhanced Experiences: We take the best of the available technical features to deliver rich and emotional moments using Augmented Reality, Biometric sign-in, Force Touch, Apple/Google Pay, Animations, Coregraphics, Geofencing Services, Rich Notifications or any specific technology which is only achievable by building a native custom experience.

•	Hardware Integration: Helping extend client product’s reach outside the main mobile device, we develop integrations with Chromecast, beacons, POS, Printers, Custom Hardware and create standalone experiences for Smart Watches, Apple TV and Android TV/Chromecast.

•	Complex Engineering: Our team of performance experts develop low level integration with frameworks like NDK or by using C++ to improve performance on critical transactional applications and develop scalable architectures that will help our clients build the core of your suit of mobile products.

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

The portfolio of services we provide through our Big Data Studio includes:

•	Data Architecture: With the widespread usage of devices and the viralization of social networks, massive volumes of digital data are available. Companies want to extract valuable conclusions about their businesses by cross-referencing data with traditional and innovative unstructured sources. We offer business-aware real-time analytics and enterprise information management services, which include traditional data warehousing using relational database management systems and next-generation non-relational and distributed database management technology.

•	Data Science: We utilize mathematical and statistical tools of data science to help our clients "fill the gap" between what they know from their data, and what they would like to know if additional data were available. This includes predictions, optimizations and classifications.

•	Distributed Platforms: We partner with our clients in successfully executing highly complex strategic software projects, optimizing their architecture design and identifying potential bottlenecks early in the process. We give special attention to factors such as adaptability when user base increases or information volume grows, maintainability along time, providing dynamically scalable software architectures, enforcing data security from the ground up, and ensuring transactions are processed within required timeframes to avoid revenue loss.

•	Data Integration: Creating a scalable Enterprise Data Refinery that can pull and consolidate massive amounts of data from heterogeneous systems is not an easy task. We provide development services over multiple tools, languages and platforms in order to create data pipelines and workflows with high standards of availability, performance and security that will pull, cleanse, enrich and consolidate your company's data.

•	Data Visualization: Well-designed data visualization and dashboards extend beyond current status and indicators, and synthesize complex sets of data into key views, charts and graphs, revealing results in ways that common tools and spreadsheets cannot. The functionality to drill data down and to integrate the view with statistics and business intelligence tools, further the end users' ability to glean insights from masses of numbers. We enable users to engage in an interactive and more relevant conversation with their data, allowing users to explore the unknown, navigate the data and discover hidden patterns and trends on their own.

•	Blockchain: With Blockchain technologies, we focus on helping our customers resolve trust related problems and inefficiencies. We provide research and development services over multiple blockchains (Ethereum, Bitcoin, Hyperledger, etc.) and also over several decentralized storage systems. We are focused on understanding the customer's business and finding how a blockchain can be leveraged to solve a problem.

Media OTT: Every pixel, every screen

Our Media OTT Studio design, build and launch premium video experiences across every mobile device, OTT box, Smart TV, and Game Console for our media clients.

We understand and provide services that support the entire streaming supply chain; from ingest and transcode through to user experience and playout. We do it across all consumer devices and we help drive user engagement and monetization on each.

The portfolio of services we provide through the Studio includes:

•	Bespoke Development: Our professional services team creates streaming experiences that showcase client’s content and drive business value across any screen.

•	Streaming Strategy: Winning in digital media begins with a deep understanding of industry dynamics, identifying how trends disrupt the competitive landscape, and establishing methods to enable and encourage ongoing innovation. Our team of strategists, engineers, delivery managers and designers help media companies turn their content offerings into successful digital businesses.

•	Multi-Screen Design: We closely watch every trend and track the evolving capabilities across all platforms. This ensures we can apply our design philosophies to create compelling experiences that showcase the content and drive the business value for our clients.

•	Signal (Platform): Signal enables media companies to reach and engage customers across every screen. It allows them to manage and monetize Live and VOD content. Publishers can quickly launch these best-in-class experiences and dynamically update content and styles through the Signal Portal. Signal simplifies the OTT workflow and allows companies to focus on their content and business vision. Our cutting edge modularized technology allows our clients to choose between a full service or select items to fit the right need.

Internet of Things: Connecting the physical world

Our Internet of Things Studio offers technology solutions for the current device ecosystem and additional applications for the internet of things.

We help our customers develop their new product ideas and gather information about behavior, activities and sensor-collected data, and then process all the information to develop new services.

The portfolio of services we provide through the Studio includes:

•	IOT Experiences: Our experience in development and open source tools position us with the experience needed to handle new digital connected journeys based on current technology. Our engineers are ready to integrate the next generation of devices.

•	Platforms: Our platforms provide interaction and feedback to and from devices and highly scalable platforms and real time analysis to respond to different scenarios. All of the data produced by wearables and IoT enabled devices can be collected, stored and processed on the appropriate data platform. This enables our customers to extract valuable knowledge and insights by applying the right Big Data strategy and enabling intelligent interactions.

•	Hardware integration: We assist customers with the connection between sensors and backend services through devices or hardware. Our team can handle different approaches ranging from custom made hardware to integration with third party providers.

•	IoT Consultancy: We help our clients by researching, consulting and advising based in our core expertise in product engineering and digital transformation.

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

The portfolio of services we provide through our Quality Engineering Studio includes:

•	Functional Testing: We offer comprehensive quality assurance services to ensure that the final system/service delivered to our clients meets and exceeds their business requirements. Our quality control analysts are involved in the software development process from the start of each project, helping clients identify the needs of their audience and prepare for accurate targeting suitability of the products we will be creating together.

•	Load & Performance Testing: Measuring and assessing the performance of widely used global sites and applications is a technically challenging and multidisciplinary effort. A comprehensive test strategy needs to consider a broad, real life scenario and needs to analyze each product as it will ultimately run. Validations include responsiveness, throughput, scalability, reliability and resource usage. Our practice includes stress testing, load testing and performance testing.

•	Mobile Testing: Supporting multiple devices and platforms, and planning for production monitoring approaches, is necessary to achieve end-to-end quality. We utilize compatibility testing, responsive design testing, test automation and acceptance testing among other practices.

•	Test Automation: We have deep expertise in providing test automation services and developing test automation solutions and frameworks. We believe test automation is a key testing practice to increase test efficiency, reduce time to market and limit human error inherent with manual testing. Test automation is preparing to efficiently handle future requests through smoke testing, regression testing, integration testing, services testing and other automated processes.

•	A11Y: Todays digital solutions need to provide equal access and equal opportunity to people with disabilities though compliance with accessibility standards. We help our customers to improve the quality of their digital products (web and mobile solutions) removing barriers that prevent interactions, ensuring accessibility WCAG 2.0 AA Compliance, Section 508 and ADA.

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

The portfolio of services we provide through the Studio is focused on the integrated delivery of:

•	Large Scale Web Applications: Omni-channel solutions are needed to power digital transformations. This is done by building responsive and scalable web applications following different approaches, from single page applications to server side rendered applications with a loosely coupled, modular, component based architecture, mobile-first and SEO friendly techniques among other best practices.

•	Hybrid & Cross-Compiled Development: We create downloadable applications using cutting-edge technologies with access to hardware features that run in multiple native platforms using a combination of JavaScript frameworks. This allow companies to face omni-channel challenges by using hybrid strategies giving support to mobile devices, kiosks, POS, and others, through a single codebase.

•	Accessibility: Accessibility considerations need to be built into the everyday practices across the full web product life-cycle from conception and specification through development and delivery. We have the required expertise to develop an accessibility compliant application according to applicable regulations.

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

The portfolio of services we provide through the Studio is focused on the integrated delivery of:

•	API Management: In a world where multiple channels are facing different solutions in terms of communications, APIs are powering digital transformations and orchestrating across these channels in terms of technologies and industries. We help enterprises embrace an API-centric approach to grow their digital businesses and seamless experiences.

•	Microservices: We evolve monolithic architectures to a new architectural style that structures an application as a collection of loosely coupled services, organized around business capabilities. The microservices architecture enables the continuous delivery/deployment of large, complex applications. It also empowers organizations to evolve its technology stack fostering an evolutionary model to be ready for new innovative challenges in the future.

•	Complex Architecture Modeling: To manage these complex product intricacies in an agile manner, we apply our extensive experience working with best practices, methodologies and techniques, such as domain driven design, hexagonal, onion, reactive architectures and continuous delivery to handle business complexity.

•	Future Commerce: Nowadays, the customer journey has several new engagement touch points across marketing, sales, and services. Traditional retailers struggle to keep up with them, as times move fast, and there is also a strong need to keep processes efficient and coordinated. This can be achieved with the correct understanding of the business and the implementation of the right technology.

Cybersecurity: Making customer platforms safe and secure

Our Cybersecurity Studio supports the entire range of services from product conceptualization through execution to ensure that all customer platforms are safe and secure.

As data privacy and security become increasingly top of mind, cyber attacks can increase risk in business for today’s organizations if they don’t have strategies for staying ahead.

The portfolio of services we provide through the Studio includes:

•	Product Security & Compliance: With this service, a security expert assesses customers security needs. This expert collaborates with our digital solutions team to ensure needs are met beginning from the functional and design phase of project development, without compromising user experience. Ultimately, this service is designed to ensure that digital experiences will be secure.

•	Vulnerability Management: We monitor published security vulnerabilities that could affect our customers’ digital platforms. The team will notify customers of the risk and then assesses what to do to contain and fix them.

•	Application Monitoring: We monitor traffic on users’ digital platforms 24/7 and stay on alert for security attacks. The team handles events with strict predefined protocols to contain and mitigate potential incidents.

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

The portfolio of services we provide through the Studio includes:

•	ADM2 (ADM Square): The standard ADM process in an organization is key to deal with the changes today’s world is demanding. We enable company transformations starting from productive software. This progressive strategy spans four maturity phases while encompassing the cultural shift a company experiments until the changes have been fully embraced in its DNA.

•	Software Archaeology: Taking over of a product that has had a long life cycle can be challenging without access to the appropriate documentation or team members. Software Archaeology is our way to take control of any software solution, in any condition, at any moment, without a long, hard or expensive process. By completing a systematic study of remaining material evidence, such as code, tests and documentation recovered, we can gain a clear understanding of the software, as well as the context with which it operates. This enables us to outline a proper plan and roadmap for the team that will work on it.

•	IT Service Management: Our experience with Information Technology Infrastructure Library ("ITIL") helps us cover a full cycle of continuous improvement by carrying out an assessment of the organization, and subsequently delivering recommendations for implementation, as well as solutions that enable supporting areas to satisfy the company's demand. Managing an internal service desk might not be optimal for most companies, we provide a single point of contact service composed by multidisciplinary teams with specialized processes based on ITIL best practices and focused on ensuring the continuity of the ongoing operation.

•	Software Evolution: Our takeover framework provides a robust set of tools and processes that our teams use in order to gain ownership of the product they will be working on. Through a detailed assessment, we are able to understand the current situation and define a roadmap to achieve a controlled execution phase. Then, we introduce new market trends, technologies and innovative solutions to existing products.

Our Studio model allows us to optimize our expertise in emerging technologies and related market trends for our clients across a variety of industries.

Services over Platforms

At Globant, we are evolving at the way services are provided with our Services over Platforms strategy. This set of platforms is designed to help deliver digital and cognitive transformations in an agile and innovative manner. These products have the flexibility to adapt to our clients’ needs as we provide microservices to complement them.

In this way, many of our Studios create platforms to accelerate the path to our solutions. Among these platforms we can mention, StarMeUp OS from our FOO Studio. Signal, our platform to accelerate the distribution of content from our OTT Studio. Globant Minds, our AI platform from the AI Studio, and Acamica our online education platform to accelerate the cultural transformation.

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

Globant Minds

We’ve developed a new operating system for delivering cognitive transformations. With Globant Minds, we have a developed a system that leverages existing AI algorithms and RPA solutions and selects the optimal algorithm for various situations. For instance, if we need image recognition, instead of training a single platform, Globant Minds will review the available solutions and select the best result option. In this way, we add value to our customers by keeping our platform up to date with new algorithms and AI systems.

ACAMICA

In 2016, we invested in ACAMICA, an e-learning platform for global companies to run online and personalized academies and private training modules, with an emphasis on user experience and social interactions.

Agile Pods Methodology

We have developed a software product design and development model, known as Agile Pods. It is designed to better align business and technology teams. Driven by a culture of self-regulated teamwork and collaboration across skills, partners and country borders.

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

In addition, savings are delivered to clients due to sustained productivity boosts as the Agile Pods begin to operate at a higher maturity level. We ensure consistency, accountability and replicability by having Agile Pods follow a well-defined set of maturity criteria. Maturity models describe levels of growth and development as follows: Maturity, Quality, Velocity, and Autonomy. Each level acts as a foundation for the next and lays out a path for learning and growth. As Agile Pods evolve from one level to the next, they are equipped with the understanding and tools to accomplish goals more effectively.

Associated metrics guide improvement efforts and generate quantitative and qualitative insights to inform iterative design and planning decisions.

Our Delivery Model

As of December 31, 2018, we provided our services through a network of 40 delivery centers in 32 cities throughout fourteen countries. Our delivery locations are in United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (México City), India (Pune and Bangalore), Spain (Madrid), Belarus (Minsk), Romania (Cluj) and United Kingdom (London). We also have client management locations in the United States (San Francisco, New York, Winston-Salem and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). The main administrative offices of our principal subsidiary (which also include a delivery center) are located in Buenos Aires. Our principal executive office is located in Luxembourg. All of our facilities (with the exceptions of Tucumán and Bahía Blanca) are leased. We also have two offices under construction in Buenos Aires and La Plata. Our cultural affinity with our clients enables increased interaction that creates close client relationships, increased responsiveness and more efficient delivery of our solutions. As we grow and expand our organization, we will continue diversifying our footprint by expanding into additional locations globally.

We believe our presence in many countries creates a key competitive advantage by allowing us to benefit from the abundance of high-quality talent in the region, cultural similarities and geographic proximity to our clients.

Availability of High-Quality Talent

We believe that Latin America has emerged as an attractive geographic region from which to deliver a combination of engineering, design, and innovation capabilities for enterprises seeking to leverage emerging technologies. Latin America has an abundant skilled IT talent pool. According to the Science and Technology Indicator Network (Red de Indicadores de Ciencia y Tecnologia), over 345,000 engineering and technology students have graduated annually from 2012 – 2016 from universities in Latin America and the Caribbean region. Latin America's talent pool (including Mexico, Brazil, Argentina, Colombia and Uruguay) is composed of approximately 1,000,000 professionals according to different sources, such as Stackoverflow, SmartPlanet and Nearshore Americas. This labor pool remains relatively untapped compared to other regions such as the United States, Central and Eastern Europe and China. The region's professionals possess a breadth of skills that is optimally suited for providing technology services at competitive rates. Moreover, Argentina and Brazil have been in the top ten of the Gunn Report's Global Index of Creative Excellence in Advertising for the last 17 years. In addition, institutions of higher education in the region offer rigorous academic programs to develop professionals with technical expertise who are competitive on a global scale. Furthermore, Latin America has a significant number of individuals who speak multiple languages, including English, Spanish, Portuguese, Italian, German and French, providing a distinct advantage in delivering engineering, design and innovation services to key markets in the United States and Europe.

India offers significant graduate talent. According to the Strategic Review of The National Association of Software and Services Companies (NASSCOM), the Indian IT-BPM Industry currently employs around 4 million people. In terms of students, more than 5 million students graduate every year, and almost 15% of these graduates are considered employable by Tier 1/Tier 2 companies.

Government Support and Incentives

Argentina

Software companies with operations in Argentina whose activities are the creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents (in accordance with Section 4 of the Software Promotion Law No. 25,922) may participate in the benefits contemplated by this regime provided they meet at least two of the following requirements: (i) proves expenses in software research and development activities; (ii) prove existence of a known quality standard applicable to the products or software processes, or the performance of activities in order to obtain such known standard recognition; or (iii) export of software (as defined in Section 5 of the Software Promotion Law). The Law was originally enacted in 2004 and extended in 2011 for another five years until 2019, and established a number of incentives to promote Argentine enterprises engaged in the design, development and production of software. These incentives include:

•	Fiscal stability throughout the period that the promotion regime is in force. In accordance with Section 7 of the Software Promotion Law, fiscal stability means the right to maintain the aggregate federal tax rate in effect at the time of the beneficiary's registration in the National Registry of Software Producers through December 31, 2019. Such stability does not comprise import or export duties nor export refunds (Section 7 of Regulatory Decree No. 1315/2013). The aggregate federal tax burden included under the fiscal stability benefit is that burden existing on the date of the beneficiary's registration before the applicable registry, in accordance with laws and regulations in force by that time;

•	a 60% reduction in the total amount of corporate income tax as applied to income from the promoted activities This benefit will be applicable both to Argentine-source and non-Argentine-source income, in the terms set forth by the application authority, but it would not be applicable to foreign source income obtained by permanent establishments held abroad by Argentine residents (Section 13 of Regulatory Decree No. 1315/2013);

•	conversion of up to 70% of certain monthly social security tax (contribution) payments into a tax credit (Section 8 of the Software Promotion Law) during the first year following the beneficiary's registration in the National Registry of Software Producers. After the first year, such percentage will be determined annually by the competent authorities for each beneficiary, depending on the beneficiary's degree of compliance with the regime's requirements (Section 9 of Regulatory Decree No. 1315/2013). This tax credit may not be transferred to third parties. The tax credit can be used to offset the beneficiary's income tax liability only up to certain percentage, determined by the ratio of annual software and computer services exports and the aggregate annual sales resulting from promoted activities declared by the beneficiary (Section 8 of the Software Promotion Law);

•	an exclusion from any restriction on import payments related to hardware and IT components and non-applicability of any value-added tax withholding or collection regimes (Section 8 of the Software Promotion Law).

•	in March 2019, a draft bill was introduced for review by the Argentine Congress consisting of a promotional Knowledge Economy regime. The regime contains tax benefits similar to the ones provided by the Software Promotion Law and is addressed to software companies as well as other companies involved in biotechnology, audiovisual production, exportable professional services, robotic automation, aerospace and satellite industry, among others industries. The bill has not been passed yet.

Argentine Ministry of Economy approved our subsidiaries as beneficiaries of the Software Promotion Law as following: (i) on October 10, 2006: IAFH Global S.A. and (ii) on April 13, 2007: Sistemas Globales S.A.. As a result, these subsidiaries have enjoyed fiscal stability in their federal tax burden as in effect at the time they were notified of their inclusion in the promotion regime.

The Software Promotion Law was modified during 2011 through Law No. 26,692. Even though all benefits awarded under the Software Promotion Law as originally enacted in 2004 remained in effect, pursuant to Section 10 of the Software Promotion Law (as amended by Law No. 26,692), IAFH Global S.A. and Sistemas Globales were obliged to reapply for registration in the National Registry of Software Producers by July 8, 2014 in order to obtain the benefits established in the Software Promotion Law as described above.

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

According to the abovementioned regulations, on March 14 and May 28, 2014, our Argentine subsidiaries IAFH Global S.A. and Sistemas Globales S.A., respectively, were accepted for registration in the Special Registry of Exporters of Services.

On June 25, 2014, our Argentine subsidiaries IAFH Global S.A. and Sistemas Globales S.A. applied for registration in the National Registry of Software Producers. The Secretary and Subsecretary of Industry issued rulings approving registration in the National Registry of Software Producers of certain of our subsidiaries as follows: (i) Sistemas Globales S.A. on March 18, 2016 and (ii) IAFH Global S.A. on April 13, 2015. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which have occurred upon its date of publication in the Argentine government's official gazette on before mentioned dates).

Uruguay

In 1988, Law No. 15,921 created Uruguay's Free Trade Zone regime allowing any type of industrial, commercial, or service activity to be carried out in a specifically delimited areas of the Uruguayan territory and be performed outside Uruguay.

The main benefits are the following:

•      Almost full tax exemption (Corporate Income Tax "IRAE", Net Wealth Tax-IP, Value Added Tax – VAT and several withholding taxes) and customs duties exemption;

•      Foreign employees may opt out of the Uruguayan social security system and, with regard to personal income tax, opt to be subject to Non-Residents Income Tax at a 12% flat rate instead of Individual Tax;

On December 8, 2017, Uruguay’s Executive Power enacted Law No. 19,566, introducing changes to Law No. 15,921, The new Law allows services rendered to third countries from the Free Trade Zone to also be rendered to corporate income taxpayers inside Uruguayan, non-Free Trade Zone territory.

Our subsidiary in Uruguay, Sistemas Globales Uruguay S.A., is situated in a Free Trade Zone and is eligible for the fiscal benefits.

Additionally, according to the provisions set forth in Decree No. 150/007, income from software production and related services is IRAE exempt, provided they are completely used abroad. Said exemption includes development, implementation at client’s site, version upgrading and correction, customization, quality testing and certification, software maintenance, training and advising. Related services refer to hosting, call center, outsourcing, marketing and other services, whenever software is the main purpose, even when said software has not been developed by the service provider.

In this context, services provided by our subsidiary in Uruguay, Difier, are exempt from income tax.

India

In India, under the Special Economic Zones Act of 2005, the services provided by export-oriented companies within Special Economic Zones (each, a "SEZ") are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the company commenced the provision of services and 50% of such profits or gains for the five years thereafter. Companies must meet the conditions under Section 10AA of Income Tax Act to be eligible for the benefit.  Other tax benefits are also available for registered SEZ companies.

Some locations of our Indian subsidiary are located in a SEZ and have completed the SEZ registration process. Consequently, we started receiving the tax benefit on August 2, 2018. With the growth of our business in an SEZ, our Indian subsidiary may be required to compute its tax liability under Minimum Alternate Tax ("MAT") in future years at the current rate of approximately 21.34%, including surcharges, as its tax liability under the general tax provisions may be lower compared to the MAT liability.

Belarus

The HTP was established in Minsk in 2005 to promote the IT industry in Belarus. The HTP is located east of Minsk and has a special legal regime in effect until 2020.

A legal entity and an individual entrepreneur receive HTP resident status if their activities include: analysis and design of information systems and software; data processing based on client or proprietary software, fundamental and applied research, experimental R&D in the field of natural and technical sciences (R&D involving HTP activity) and utilization of R&D results, among others.

HTP residents pay 1% of their revenue to the HTP Administration and enjoy the following benefits:

•	Exemption from Corporate Income tax and Value Added Tax on the sale of goods, work or services or from the transfer of property rights in Belarus.

•	Exemption from land tax and real estate tax on properties that are in the HTP.

•	Payments by HTP residents to foreign companies in the form of dividends, royalty and interest are subject to withholding tax at a rate of 5%.

•	Dividend payments are not subject to an offshore duty;

On December 21, 2017, the President of the Republic of Belarus published the Decree No. 8, which extends the duration of the HTP’s tax incentives and the special legal regime until January 1, 2049.

Our subsidiary located in Belarus is a HTP resident and currently benefits from the tax holidays and will continue with exemption as long as the regime remains in effect.

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

Agile Development Methodologies

See "— Item 4.B — Business Overview —  Our Services —  Agile Pods Methodologies."

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

During 2018, 2017 and 2016, our ten largest clients based on revenues accounted for 44.0%, 41.9% and 46.5% of our revenues, respectively. Our top client for the years ended December 31, 2018, 2017 and 2016, Walt Disney Parks and Resorts Online in 2018 and 2017, and Southwest Airlines Co. in 2016, accounted for 11.3%, 10.2% and 9.7% of our revenues, respectively.

The following table sets forth the amount and percentage of our revenues for the years presented by client location:

	Year ended December 31,
	2018		2017		2016
	(in thousands, except percentages)
By Geography
North America	$407,090	77.9%	$325,614	78.8%	$260,923	80.8%
Europe	46,240	8.9%	38,484	9.3%	29,306	9.1%
Asia	3,067	0.6%	700	0.2%	1,265	0.4%
Latin America and other	65,913	12.6%	48,641	11.8%	31,362	9.7%
Revenues	$522,310	100.0%	$413,439	100.0%	$322,856	100.0%

The following table shows the distribution of our clients by revenues for the years presented:

	Year ended December 31,
	2018	2017	2016

Over $5 Million	21	18	11
$1 - $5 Million	69	64	49
$0.5 - $1 Million	39	45	41
$0.1 - $0.5 Million	86	82	88
Less than $0.1 Million	158	147	151
Total Clients	373	356	340

Sales and Marketing

Our growth strategy is based on four pillars: (i) leveraging our broad expertise; (ii) growing within existing clients; (iii) acquiring new clients; and (iv) pursuing strategic acquisitions. Our expertise and Studio approach help us expand the portfolio and practices we offer to our clients. Our acquisitions are pursued with the aim of fulfilling strategic goals, such as growing into a new geography (e.g., Nextive, TerraForum, BlueStar Peru, Clarice, Small Footprint) or the expansion of specializations (e.g. Accendra, Openware, Huddle, Dynaflows, WAE, L4, Difier, Ratio, PointSource).

Under our multi-pronged, integrated sales and marketing strategy, our senior management, sales executives, sales managers, account managers and engagement managers work collaboratively to target, acquire and retain new clients and expand our work for existing clients. Our sales and marketing team, currently comprised of 60 sales personnel and 22 marketing personnel, has broad geographic coverage with commercial offices located in Buenos Aires, Bogotá, Montevideo, São Paulo, London, Madrid, Boston, New York, Miami and San Francisco.

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

Marketing - Stay Relevant

To fully implement a digital and cognitive transformation, we also help our customers stay relevant within their industries and audiences by providing helpful information and initiatives to understand their users’ environment, competitors and behavior. With research, SME gatherings, webinars, workshops and conferences, our thought leaders offer valuable insights to help organizations create valuable and emotional experiences for the audience.

As of December 31, 2018, our marketing department, Stay Relevant, is based in Argentina, Europe, India and the United States. This team promotes our brand through a variety of channels, including the following:

•	Blog: The blog http://stayrelevant.globant.com/is a great way to explore content on the latest trends and best practices in the different industries we work with.

•	Sentinel Report: the goal of the sentinel report is to provide insightful evidence of consumer behavior and market trends that ignite strategic thinking.

•	Webinars: Our webinars explore different trends and technologies in depth showcasing views from experts in the field.

•	CONVERGE: Our series of events that bring together some of the best creative minds in the industry for one amazing day of igniting stories, inventive ideas, learning experiences, and "wow" technology showcase that enable attendees to re-think the new ways they do business. They exist in full day format, such as CONVERGE New York, CONVERGE Buenos Aires, and CONVERGE Medellin and in short format, such as CONVERGEx London and CONVERGEx Madrid.

•	Videos and other communications channels: We develop different types of communication pieces to convey trends and other information that support our views of the future.

•	Events: We host events catered to many audiences, from small events for specific guests or partners to large events that welcome the community in full. Each event looks to bring exciting speakers and networking possibilities.

•	Books: Our experts have written the following books, “Embracing the Power of AI. A gentle CXO Guide” will help you demystify deep learning, machine learning, and artificial intelligence―and embrace the augmented intelligence revolution ahead. “The Never Ending Digital Journey”provides readers with the concepts and steps needed to create successful user experiences. The authors look ahead and explore digital scenarios of the future.

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

We have developed a number of proprietary internal tools that we use to manage our projects, build applications in specific software technologies, and assess software vulnerability. These tools include Glow, Nails, and our Service Over Platforms (SoP).

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

Facilities and Infrastructure

As of December 31, 2018, we provided our services through a network of 40 offices in 32 cities throughout fourteen countries. Our delivery locations are in United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (México City), India (Pune and Bangalore), Spain (Madrid), Belarus (Minsk), Romania (Cluj) and United Kingdom (London). We also have client management locations in the United States (San Francisco, New York, Winston-Salem and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). The main administrative offices of our principal subsidiary (which also include a delivery center) are located in Buenos Aires. Our principal executive office is located in Luxembourg. All of our facilities (with the exceptions of Tucumán and Bahía Blanca) are leased. We also have two offices under construction in Buenos Aires and La Plata.

The table below breaks down our locations by country and city and provides the aggregate square footage of our locations in each city as of December 31, 2018.

Country	City	Number of Offices	Square Feet
Argentina	Bahía Blanca	1	6,986
Argentina	Buenos Aires	3	111,191
Argentina	Córdoba	2	37,200
Argentina	La Plata	1	17,222
Argentina	Mar del Plata	1	20,451
Argentina	Mendoza	1	3,229
Argentina	Resistencia	1	9,688
Argentina	Rosario	2	20,678
Argentina	Tandil	2	11,765
Argentina	Tucumán	1	21,689
Brazil	Sao Paulo	1	7,804
Chile	Santiago	1	8,245
Colombia	Bogotá	2	85,810
Colombia	Medellín	2	70,590
India	Bangalore	1	4,273
India	Pune	1	129,877
UK	London	1	2,756
Mexico	Mexico City	2	66,974
Peru	Lima	1	7,535
Spain	Madrid	1	6,986
United States	New York	1	7,707
United States	San Francisco	1	4,844
United States	Seattle	1	25,489
United States	Miami	1	151
United States	Dallas	1	6,771
United States	Chicago	1	2,691
United States	Raleigh	1	27,480
United States	Winton-Salem	1	3,531
Luxembourg	Luxembourg	1	150
Uruguay	Montevideo	1	26,974
Belarus	Minsk	1	6,254
Romania	Cluj	1	8,396
Total		40	771,387

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

We benefit from certain tax incentives promulgated by the Argentine, Uruguayan, Indian and Belarus governments. See "— Our Delivery Model — Government Support and Incentives."

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

Software Promotion Law

The Software Promotion Law (No. 25,922) sets forth a promotional regime for the software industry that remains in effect until December 31, 2019. On May 2018, a bill to extend the promotional regime until year 2030 was introduced for its treatment by the Argentine Congress. However, such bill has not been passed yet.

Argentine Ministry of Economy approved our subsidiaries as beneficiaries of the Software Promotion Law as following: (i) on October 10, 2006: IAFH Global S.A. and (ii) on April 13, 2007: Sistemas Globales S.A. For further discussion of the Software Promotion Law, see "Business Overview  — Our Delivery Model — Government Support and Incentives".

Knowledge Economy Law

In March 2019, a draft bill of a promotional Knowledge Economy regime was submitted for review by the Argentine Congress, which contains tax benefits similar to the ones provided by the Software Promotion Law. This new regime is more comprehensive than the Software Promotional Law, since it is addressed to software companies as well as other companies involved in biotechnology, audiovisual production, exportable professional services, robotic automation, aerospace and satellite industry, among others. The bill sets forth that the promotional regime will become effective as of January 1, 2020 until December 31, 2029.

In order to be allowed to enjoy the benefits derived from the regime, the beneficiaries must comply with certain requirements and conditions described in the bill. The tax benefits granted under this bill include: (a) fiscal stability (“estabilidad fiscal”) on federal taxes for the term of the regime; (b) reduction of social security contributions; (c) granting of a one-time transferable tax credit equivalent to 1.6 times the amount to be paid for social security contributions, which may be used to cancel Income Tax and Value Added Tax and their advance payments; (d) a reduced tax rate of 15% for income tax; and (d) the exclusion from certain domestic withholding regimes related to Value Added Tax. The bill has not been passed yet.

Income Tax

The Argentine Income Tax Law No. 20,628, as amended ("ITL"), establishes a federal tax on the worldwide income of Argentine resident individuals, legal entities incorporated in Argentina and Argentine branches of foreign entities. On the income earned by Argentine residents from activities abroad, any payment of foreign taxes can be taken as a credit against payment of the applicable Argentine tax. However, the credit may only be applied to the extent that the foreign tax does not exceed the Argentine tax. Income tax is payable on the net income made in a given fiscal year. Losses incurred during any fiscal year may be carried forward and set off against taxable income obtained during the following five fiscal years

Non-Argentine residents and legal entities without a permanent establishment in Argentina (“Foreign Beneficiaries”) are taxed only on income from Argentine sources. Based on the ITL, income will be considered as sourced in Argentina when it is made from assets located, placed or used in Argentina, or from the performance of any act or activity in Argentina that produces an economic benefit, or from events occurring in Argentina

On December 29, 2017, the Argentine government enacted Law No. 27,430 (the Tax Reform Law” or “TRL”), a comprehensive tax reform that became effective on January 1, 2018. Specifically, Law No. 27,430 introduced amendments to income tax (both at corporate and individual levels), value added tax ("VAT"), tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels and tax on the transfer of real estate.

Until the enactment of the TRL, the ITL set forth that Argentine resident companies and branches of non-Argentine entities were taxed at corporate level on their worldwide income at a rate of 35% on net profits and dividends distributions were made -in principle- on a tax-free basis. The TRL sets forth the progressive reduction of the tax rate of 35% to a 30% applicable to the fiscal periods starting on January 1st, 2018 until December 31st, 2019; and to a 25% applicable to the fiscal periods starting on January 1st, 2020 onwards; but establishes that dividends or other profits distributed to Argentine resident individuals and Foreign Beneficiaries would be subject to taxation. Therefore, as of January 1, 2018, income tax on Argentine resident companies and branches of non-Argentine entities applies in two stages: (i) a first stage charged on the corporate level (at a tax rate of 30% or 25%, depending on the fiscal period involved, as explained above); and (ii) a second stage charged on the shareholder or owner level -when being an Argentine resident individual or a Foreign Beneficiary- (at a tax rate of 7% or 13%, according to the fiscal period from which the distributed profit derived).

Argentine resident individuals are taxed on a sliding scale from 5% to 35%, depending on their net income during the fiscal year. However, income from the transfer of shares, representative securities and deposit certificates shares and any type of corporate participations, including mutual funds shares and rights over trusts and similar contracts, digital currencies, securities, bonds and other securities, is subject to tax at a rate of 15% on the net income. Same tax rate (15%) applies on the income derived from the sale of real estate or transfer of property rights. Finally, interests, other returns or income derived from the disposal of government securities, corporate notes, debt securities, shares in mutual funds, and digital currencies are subject to tax a rate of 5% or 15% depending on the type of security.

Argentine resident individuals’ profit derived from the purchase, exchange, or disposal of shares, securities, deposit certificates shares or corporate participations is exempted of income tax provided that such operations are carried out through stock exchanges or markets authorized by the Argentine Securities Commission (“CNV”, after is acronym in Spanish).

Foreign Beneficiaries are subject to withholding tax on any income or gain deemed by the ITL to be from an Argentine source. To determine the effective withholding rate, a 35% rate is applied to a presumed net income provided by the ITL that varies depending on the type of income. For certain types of income, the ITL allows the Foreign Beneficiaries to opt to apply a 35% rate to the real gain obtained in the transaction.

However, income derived from the sale, exchange or other disposition of shares, securities, deposit certificates shares and any type of corporate participations of an Argentine company obtained by Foreign Beneficiaries is subject to income tax, at the following tax rates: (i) if the seller is located in a so called “cooperative jurisdiction”, 15% on the net gain or 13.5% on the gross amount of the transaction, at the option of the seller; or (ii) if the seller is located in a non-cooperative jurisdiction, 35% on the net gain or 31.5% on the gross amount of the transaction, at the option of the seller. Moreover, interests, other returns or any income derived from the disposal of government securities, corporate notes, debt securities, shares in mutual funds, and digital currencies are subject to tax a rate of 5% or 15% depending on the type of security and as long as the seller is located in a cooperative jurisdiction.

The ITL (as amended by the TRL) provides an exemption to any income obtained by Foreign Beneficiaries, to the extent that they do not reside in and the funds do not arise from non-cooperative jurisdictions, on: (i) any income derived from the sale of shares provided that such operations are carried out through stock exchanges or markets authorized by the CNV; (ii) interests, returns and any income derived from the sale of public bonds (i.e., Government bonds), negotiable obligations (corporate debt bonds) and share certificates issued abroad that represent shares issued by Argentine companies (i.e., ADRs)

Finally, the ITL establishes an income tax on the indirect transfer of assets located in Argentina. In particular, the tax will be triggered on the sale or transfer by nonresidents of shares by foreign beneficiaries or other participations in foreign entities when the following two conditions are met: (i) at least 30% of the value of the foreign entity is derived from assets located in Argentina (at the moment of the sale or during the 12 prior months); and (ii) the participation being transferred represents (at the moment of the sale or during the 12 prior months) at least 10% of the equity of the foreign entity.

The applicable rate will generally be 15% (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) of the proportional value that corresponds to the Argentine assets. Additional guidance about the calculation mechanisms has not been issued.

The tax on indirect transfers will only apply to participations in Foreign Beneficiaries acquired after the entry into force of the TRL. Moreover, it will not apply if the taxpayer proves that the transfer took place within the same economic group, in accordance with requirements established in the ITL Regulatory Decree

As explained above, payments from Argentina to Foreign Beneficiaries representing an Argentine source of income (i.e., royalties, interest, etc.) are generally subject to income tax withholding levied at different rates depending on the type of income. For example, cross-border royalty payments are subject to withholding at an effective rate of 21%, 28% or 31.5% depending on whether the involved technology is available in Argentina and the relevant agreement is registered before Instituto Nacional de Propiedad Intelectual (“INPI” after its Spanish acronym), the Argentine organism in charge of registration any intellectual property. Payments related to software licenses are in general subject to a 31.5% tax withholding rate. In addition, interest payments are generally subject to withholding at a rate of 15.05%if the lender is a banking or financial institution which it is under the supervision of the relevant Argentine Central Bank or equivalent authority and is located in a jurisdiction which is not considered a nil or low-tax jurisdiction or in a jurisdiction that is party to an exchange of information treaty with Argentina and, as a result of the application of its internal regulations, cannot refuse to disclose information to the Argentine Tax Authority on the basis of bank or stock secrecy rules, and 35% in all other cases

A Convention for the Avoidance of Double Taxation (“DTT”) signed between Argentina and the receiving country may provide certain reductions in the domestic rates applicable to Foreign Beneficiaries obtaining Argentine-source income (such as interest, dividends, royalties, capital gains, etc.). The following jurisdictions have DTTs currently in force with Argentina: Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, Norway, Russia, Spain, Sweden, Switzerland, The Netherlands and the United Kingdom. Moreover, on year 2018 the Executive Power of Argentina signed DTTs with Qatar, Turkey and China, but they are pending of approval by the Argentine Congress. Please note there is no DTT currently in force with the United States of America.

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

Services rendered in Argentina, which are effectively used or exploited abroad, qualify as “export services” and are not subject to VAT. The effective utilization or exploitation is verified with the immediate utilization or the first act of disposal of the service by the recipient even when, if appropriate, the latter intends such service for consume.

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

Tax on Debits and Credits in Bank Accounts

This tax applies to debits and credits from and to Argentine bank accounts and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a bank account. There are certain limited exceptions to the application of this tax. The general tax rate is 0.6% applicable on each debit and/or credit; however there are increased rates of 1.2% and reduced rates of 0.075%. According to Decree 409/2018, the owners of bank accounts on which the tax is levied at the 0.6% or 1.2% rate may compute 33% of the amounts paid under this tax as a payment on account of the income tax, tax on presumed minimum income and/or the special contribution on cooperative capital. The amount not computed cannot be subject, under any circumstances, to compensation with other taxes borne by the taxpayer or requests for reimbursement or transfer in favor of third parties, and may be transferred, until exhaustion, to other fiscal periods of the aforementioned taxes.

Personal Assets Tax

Personal Assets Tax Law, as amended, states that all individuals domiciled in Argentina are subject to a tax on their worldwide assets; while, individuals not domiciled in Argentina are only liable for this tax on their assets in Argentina. Shares, other equity participations and securities are only deemed to be located in Argentina when issued by an entity domiciled in Argentina. The tax on shares and other equity participations in local companies is paid by the local company itself. The applicable rate is 0.25% on the company’s net worth. Pursuant to the Personal Assets Tax Law, an Argentine company is entitled to seek reimbursement of such tax paid from the shareholders, including by withholding and/or foreclosing on the shares, or by withholding dividends. The current DDTs signed by Argentina do not provide an exemption on this tax.

Law No. 27,260 introduced benefits for compliant taxpayers that include the exemption of personal assets tax until 2019. Our Argentine subsidiaries IAFH Global S.A., Sistemas Globales S.A., Dynaflows S.A. and Globers Travel S.A., applied to and were accepted by the AFIP to be eligible of the exemption of personal assets tax in December, 2016 and January, 2017.

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

Duty on exported services

On December 4, 2018, Argentina approved the budget bill for 2019 by Law 27,467. The Law amends the Customs Code to allow for duties to be applied to the exportation of services (and not only goods). In addition, the Executive Power was allowed to impose export duties of up to 30% until December 31, 2020. However, in the cases of services and goods that were not subject to export duties before September 2, 2018, the maximum rate is 12%.

On January 2, 2019, the Argentine Executive Power issued Decree No. 1201/2018 establishes an export duty on exports of services at a rate of 12% with a maximum limit of Argentine pesos 4 per U.S. dollar of the amount arising from the invoice or equivalent document.

A service is considered “exported” when it is rendered from Argentina but it is effectively used or exploited off shore. The effective utilization or exploitation is verified with the immediate utilization or the first act of disposal of the service by the recipient even when, if appropriate, the latter intends such service for consume.

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

Provincial Tax Advance Payment Regimes Applicable to Local Bank Accounts

Certain provincial tax authorities have established advance payment regimes regarding the turnover tax that are, in general, applicable to credits generated in bank accounts opened with financial institutions governed by the Argentine Financial Institutions Law. These regimes apply to local tax payers which are included in a list distributed —usually on a monthly basis— by the provincial tax authorities to the financial institutions aforementioned.

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

Free Good Transmission Tax

The Province of Buenos Aires established this tax in 2009. According to Law 14,200, all debts accrued up to December 31, 2010 have been exempted from this tax. This tax is levied on any wealth increases resulting from free good or asset transmission (i.e. a donation, inheritance, etc.), provided the beneficiary (individual or company) is domiciled in the Province of Buenos Aires or the goods or assets are located in the Province of Buenos Aires. Moreover, according to this tax, shares and other securities representing capital stock, an equity interest or the equivalent which, at the time of transmission, are located in another jurisdiction (i.e., not in the Province of Buenos Aires) or were issued by entities or companies domiciled in another jurisdiction, are deemed to be situated in the Province of Buenos Aires in proportion to the assets that such entities or companies have in the Province of Buenos Aires. This tax will only be applicable if the benefit obtained by the individual or the company exceeds 269,000 Argentine pesos. In the case of parents, children and spouses, the threshold amount is increased up to 1,120,000 Argentine pesos. The tax rates are progressive and vary from 1,60% to 8,78%. The Province of Entre Ríos has enacted a tax that is similar to Law 14,200 described above.

The tax may become applicable in the event that our Argentine subsidiaries IAFH Global S.A. and Sistemas Globales S.A., receive any free transmission of goods or assets located within the Province of Buenos Aires or the Province of Entre Ríos. If either of the subsidiaries changes its domicile to the Province of Buenos Aires or to the Province of Entre Ríos, the tax will be levied upon any free transmission of goods or assets received by that subsidiary, wherever the goods or assets are located.

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

Incoming Funds from Nil or No Tax Jurisdictions

According to the legal presumption under Article 18.1 of Law No. 11,683 and its amendments, incoming funds from jurisdictions with low or no taxation are deemed an unjustified increase in net worth for the Argentine party, regardless of the nature of the operation involved. Unjustified increases in net worth are subject to the following taxes:

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

The Amendment Law modified the definition of Low or No Tax Jurisdiction to mean any country, jurisdiction dominium, territory, associated state or special tax regime in which the maximum corporate income tax rate is lower than 60% of the income tax rate established in section 69 a) of the ITL. Therefore, to avoid being regarded as a low tax jurisdiction, the maximum corporate income tax rate of a given jurisdiction must be equal or higher than 15%. For purposes of determining whether a jurisdiction is a low-tax or no-tax jurisdiction, the regulatory Decree 1170/2018 clarifies that the total tax rate imposed in that jurisdiction must be taken into account, regardless of which government unit (e.g., federal, state, municipal or city) imposes the tax. The decree also provides that a “preferential tax regime” is one that deviates from the general corporate tax system in the subject jurisdiction and results in a lower effective tax rate.

As of the date of this annual report, there no transactions executed that would qualify under this legal presumption.

Colombian Taxation

The following is a summary of the material Colombian tax considerations relating to our operations in Colombia and it is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect as of the date of this annual report. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect the tax consequences to us, possibly on a retroactive basis, and could alter or modify the statements and conclusions set forth herein. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to our operations in Colombia.

Corporate income tax.

National corporations are taxed on worldwide income and capital gains. National corporations are corporations that have their principal domicile in Colombia or are organized under Colombian law or that during the respective tax year or period have their effective place of management in Colombia (holding board meetings in Colombia is not enough to qualify as a national company). Foreign companies that obtain more than 80% of their income (other than passive income) in the jurisdiction of incorporation are not considered to have their effective place of management in Colombia. These companies are known as “80% Foreign Income Companies.”

On December 28, 2018, Colombia enacted Law No. 1943, which includes several important tax reforms.

Up to December 31, 2018 branches of foreign corporations and permanent establishment are taxed on Colombian Source income and capital gains. According with the Law No. 1943, branches and PE tax base is expanded to include worldwide income.

The standard corporate income tax rate is 33%. In addition, an income tax surtax applies to taxable income in excess of COP800 million. The income tax surtax rate for 2018 is 4% and will not apply as of 2019. The Law No 1943 introduced a reduction of the tax rate of 31% in year 2020, 31% in year 2021 and 30% from year 2022 and onwards.

A reduced corporate income tax rate of 20% applies to legal entities qualified as Industrial Users of Goods and/or Services in a free-trade zone. No surtax applies to these taxpayers. Commercial Users in a free-trade zone are subject to the general corporate income tax rate. A special reduced rate of 9% applies to certain activities that in the past had some tax benefits or exemption, such as certain services in new or refurbished hotels, eco-tourism activities and some leasing agreements with respect to housing, as well as for publishers of scientific and cultural content.

Capital gains are subject to tax at a rate of 10%. It is assumed that the following items are considered capital gains: (a) Gains on the transfer of fixed assets owned for more than two years and (b) Gains resulting from the receipt of liquidation proceeds of corporations in excess of capital contributed if the corporation existed for at least two years.

Taxation on dividends

On December 28, 2016, the Colombian Congress enacted the Law No. 1819 introducing the taxation for distributions of dividends. Distribution to nonresidents are subject to dividends tax at a rate of 5%. The dividends tax rate for resident individuals is 0%, 5% or 10%, depending on the amount of the distribution. No dividend tax applies to distributions to resident companies. The dividends tax applies to the distribution of profits generated in 2017 and onwards. In addition, if the dividend distribution is made out of profits that were not taxed at the entity level, the distribution to nonresidents is subject to a 35% withholding tax (recapture tax). In this case, the 5% dividends tax applies to the distributed amount after it is reduced by the 35% tax. A 20% withholding tax is imposed on dividends paid to residents (including companies and individuals) out of profits not taxed at the corporate level if the taxpayer is required to file an income tax return. If the profits subject to tax at the corporate level in a given year are higher than the commercial profits of that year, the difference can be carried back for two years or carried forward for five years to offset the profits of such periods, in order to reduce or eliminate the amount of the distribution subject to the 35% withholding tax (or the 20% withholding tax on payments to residents). This carryforward or carryback should not reduce the amount of the distribution to nonresidents subject to the dividends tax of 5% (or the 5% or 10% dividends tax applicable for distributions to resident individuals).

Under Law No. 1943, a 7.5% tax rate is introduced on dividends distributed between resident companies, which applies on the first distribution, with a credit for the tax passed on to the ultimate shareholder (resident individual or non-resident entity or individual) and an exemption from the tax for distributions between registered economic group members.

Presumptive income.

Under the Colombian tax law, the tax base for corporate income tax purposes is the higher of actual taxable income or minimum presumptive income, which is equal to 3.5% of the net equity as of December 31 of the preceding tax year. Under Law No. 1943, the presumptive income tax rate is reduced from 3.5% to 1.5% for years 2019 and 2020 and is abolished from year 2021.

Tax on indirect transfer of shares.

Law No. 1943 introduced a new tax calculated over the profits derived from the indirect transfer of shares in Colombian entities and rights or assets located in Colombia through the transfer of shares, participations or rights of foreign entities are taxed in Colombia as if the underlying Colombian asset had been directly transferred. Where the seller fails to report the deemed income arising on the indirect transfer as net income or capital gains on the income tax return the “subordinate” Colombian company is jointly and severally liable for the tax payable, as well as any associated interest and penalties. The purchaser also is jointly and severally liable if it becomes aware that the transaction constitutes an abuse for tax purposes. These provisions do not apply where the underlying Colombian assets (i) are shares that are listed on a stock exchange or that are not more than 20% owned by a single beneficial owner or (ii) represent less than 20% of both the book value and the commercial value of the total assets held by the foreign entity being transferred.

Equity tax

The Tax Reform (Law No 1943) establishes a new equity tax on Colombian resident individuals’ worldwide net worth that will apply for years 2019, 2020, and 2021. Nonresident individuals will be taxed only on their Colombian assets. Nonresident entities will have to pay this tax on their assets owned in Colombia, such as real estate, yachts, artwork, boats, planes, and rights over mines or oil wells.

In calculating this tax, nonresident entities should not consider shares in Colombian companies, accounts receivable from Colombian debtors, certain portfolio investments and financial lease agreements. For this tax to apply, the net equity of the taxpayer must be at least COP 5.000 million as of January 1, 2019.

The equity tax rate is 1%.

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

Most foreign exchange restrictions including those relating to the transfer of funds into and out of Argentina, were lifted by the Macri administration by December 2015, reestablishing Argentine residents' rights to purchase and remit foreign currency outside of Argentina. with no maximum amount and without specific allocation or prior approval. Notwithstanding the foregoing, it is possible that a restrictive foreign exchange controls policy could be adopted in the future as a result of changes in the economic-political situation of the country, bank runs, monetary pressures, or even from national or international authorities.

In December 2015, the Argentine Ministry of Treasury issued Resolution No. 3/2015 which amended the requirement to maintain a registered, non-transferable and non-interest bearing deposit by reducing the amount of the deposit from 30% to 0%. Consequently, such deposit is no longer applicable to, among other transactions, foreign financial debts and inflows of funds of non-residents. In addition, the minimum period for the proceeds received from any new financial indebtedness incurred by residents and granted by foreign creditors or portfolio investments of non-residents was reduced from 365 calendar days to 120 calendar days. Resolution No. 1-E/2017, dated January 5, 2017, subsequently eliminated the minimum waiting period entirely. The Argentine Ministry of Treasury is entitled to modify the percentage of and period that funds must be kept in Argentina when a change in the macroeconomic situation so requires. Furthermore, through Resolution No. 47-E/2017, issued on January 19, 2017, the Argentine Trade Secretariat further amended Resolution No. 269/2001, relaxing and extending the terms set forth therein to exporters in the Republic of Argentina.

In addition, on December 17, 2015, the Argentine Central Bank issued Communication "A" 5850 which introduced substantial changes to the existing foreign exchange controls regime. Also, Communication "A" 5861 abrogated certain Communications clarifying the scope of the limitations for payment of services provided and/or accrued up to December 16, 2015 inclusive.

Later on, by means of Communication A 5899 dated February 4, 2016 the Argentine Central Bank introduced several changes to the existing foreign exchange regulatory framework, which is in line with to the new foreign exchange controls policy implemented as from December 17, 2015.

Furthermore, Resolution No. 30/2016 of the Secretariat of Commerce, dated March 11, 2016, amended Resolution No. 269/2001 as amended, eased and extended the terms imposed to certain exporting companies of different industries.

Through Communication A 5910 dated February 26, 2016, the Argentine Central Bank introduced further amendments to the foreign exchange rules applicable to indebtedness of Argentine residents in foreign currency. On March 31, the Argentine Central Bank issued the Communication A 5937, in force as from April 1, providing certain amendments to the rules relating to import transactions and repatriations of funds by non-Argentine residents, and on July 1 and 11, 2016, the Argentine Central Bank issued Communication A 6003 and A 6011, respectively, through which foreign exchange access and settlement regulations have been simplified.

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

The Argentine Central Bank modified the current foreign exchange regime through Communication A 6137 issued on December 30, 2016. Likewise, in line with Resolution No. 1-E/2017, through Communication A 6150 issued on January 13, 2017, the Argentine Central Bank ordered the abrogation of the requirement of compliance with the minimum mandatory waiting period for the payment of foreign debts and repatriation of portfolio investment made by non-residents, and the minimum term of financial indebtedness to foreign countries. Through Communication A 6163 issued on January 20, 2017, the Argentine Central Bank ordered further relaxed access to the FX Market by authorizing the access of residents for, among others, the inflow and payments related to transactions with non-residents.

Furthermore, on May 19, 2017, the Argentine Central Bank issued Communication ''A'' 6244, which entered into effect on July 1, 2017 and pursuant to which new regulations regarding access to the foreign exchange market were established, essentially abrogating all prior regulations on the matter.

On November 1, 2017, the Argentine executive branch issued Decree No. 893/2017 (complemented by Communication ''A'' 6363 of the Argentine Central Bank dated November 10, 2017) pursuant to which foreign exchange restrictions related to exports of goods and services that continued to be in place were eliminated, including the obligation of Argentine residents to transfer to Argentina and sell in the FX Market the proceeds of their exports of goods within the applicable deadline.

Communication "A" 6312 was subsequently amended Communication "A" 6639, which is currently in force and provides that:

•	The principle of a free foreign exchange market (Mercado Libre de Cambios) is established.

•	The obligation to carry out any exchange operation through an authorized entity is maintained.

•	Although, access to the FX Market is made at the exchange rate determined by the market, the Argentine Central Bank has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis.

•	The obligation of Argentine residents (other than individuals) to comply with the ''Survey of foreign assets and liabilities'' (Communication ''A'' 6401) is maintained and in force, even if there had been no inflow of funds to the FX Market and/or no future access to it for the operations to be declared.

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

The following chart is a summary of our principal subsidiaries as of March 15, 2019. You may find complete information about all of our subsidiaries and their respective holdings in Exhibit 8.1.

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

Overview

See "Information on the Company — History and Development of the Company" and "Information on the Company — Business Overview — Overview".

A. Operating Results

Factors Affecting Our Results of Operations

In the last few years, the technology industry has undergone a significant transformation due to two massive and disruptive technology revolutions happening at the same time. The digital and the cognitive revolutions are affecting how companies connect with consumers and employees as well as providing opportunities to make huge gains in efficiency. Today's users move fast and are keen to interact with their digital ecosystem anywhere and anytime, in a painless, fast, relevant, smart and restriction-free way. They demand personalized, seamless and frictionless experiences that will simplify their lives. We are also facing an abundance of demand for more intelligent and human-like behavior and technology on the market. These revolutions are leveraging new technologies that didn’t exist or weren’t mature enough until a few years ago, such as AI, UX, Mobile, Cloud and VR.

We believe that the most significant factors affecting our results of operations include:

•	market demand for integrated engineering, design and innovation technology services relating to emerging technologies and related market trends;

•	economic conditions in the industries and countries in which our clients operate and their impact on our clients' spending on technology services;

•	our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends;

•	expansion of our service offerings and success in cross-selling new services to our clients;

•	our ability to obtain new clients, increase penetration levels with our existing clients and continue to add value for our existing clients so as to create long-term relationships;

•	the availability of, and our ability to attract, retain and efficiently utilize, skilled IT professionals in Latin America, India, Europe and the United States;

•	operating costs in countries where we operate;

•	capital expenditures related to the opening of new delivery centers and client management locations and improvement of existing offices;

•	our ability to increase our presence onsite at client locations;

•	the effect of wage inflation in countries where we operate and the variability in foreign exchange rates, especially relative changes in exchange rates between the U.S. dollar and the Argentine peso, Uruguayan peso, Mexican peso, Colombian peso and Indian rupees; and

•	our ability to identify, integrate and effectively manage businesses that we may acquire.

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•	Pricing of and margin on our services and revenue mix. For time-and-materials contracts, the hourly rates we charge for our Globers are a key factor impacting our gross profit margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and winning higher profit margin assignments. During the three-year period ended December 31, 2018, we increased our revenues attributable to sales of technology solutions (primarily through our primarily through our Mobile, Process Automation, UX Design and Gaming Studios), however, our gross profit margin oscillate in 39.0%, 36.3% and 40.7% for the years ended December 31, 2018, 2017 and 2016, and our adjusted gross profit margin oscillate in 40.6%, 38.8% and 42.3% for the years ended December 31, 2018, 2017 and 2016, respectively, since it was affected by foreign exchange headwinds combined with some wage inflation in certain of the countries in which we operate.

•	Our ability to deepen and expand the portfolio of services we offer while maintaining our high standard of quality. The breadth and depth of the services we offer impacts our ability to grow revenues from new and existing clients. Through research and development, targeted hiring and strategic acquisitions, we have invested in broadening and deepening the domains of expertise of our Studios. Our future growth and success depend significantly on our ability to maintain the expertise of each of our Studios and to continue to innovate and to anticipate the needs of our clients and rapidly develop and maintain the expertise of each of our Studios, including relevant domain knowledge and technological capabilities required to meet those client needs, while maintaining our high standard of quality.

•	Recruitment, retention and management of IT professionals. Our ability to recruit, retain and manage our IT professionals may have an effect on our gross profit margin and our results of operations. Our IT professional headcount was 7,821 as of December 31, 2018, 6,279 as of December 31, 2017 and 5,219 as of December 31, 2016. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.

•	Evolution of client base. In recent years, as we have expanded significantly in the technology services industry; we have diversified our client base and reduced client concentration. Revenues attributable to our top ten clients increased by 15.4% from 2016 to 2017 and 32.5% from 2017 to 2018. Over the same period, we have increased our revenues from existing clients by expanding the scope and size of our engagements. The number of clients that each accounted for over $5.0 million of our annual revenues amounted to 21 2018, 18 in 2017 and 11 2016, and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 90 in 2018, from 82 in 2017 and 60 in 2016.

•	Investments in our delivery platform. We have grown our network of locations to 40 as of December 31, 2018, located in 32 cities throughout fourteen countries (United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (México City), India (Pune and Bangalore), Spain (Madrid), Belarus (Minsk), Romania (Cluj) and United Kingdom (London)). We also have client management locations in the United States (San Francisco, New York, Winston-Salem and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London) that are close to the main offices of key clients. Our integrated global delivery platform allows us to deliver our services through a blend of onsite and offsite methods. We have pursued a decentralization strategy in building our network of delivery centers, recognizing the benefits of expanding into other cities in Argentina and other countries in Latin America, including the ability to attract and retain highly skilled IT professionals in increasing scale. Our ability to effectively utilize our robust delivery platform could significantly affect our results of operations in the future.

•	Seasonality. Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. Our revenues tend to be higher in the third and fourth quarters of each year compared to the first and second quarters of each year due to seasonal factors. During the first quarter of each year, which includes summer months in the southern hemisphere, there is a general slowdown in business activities and a reduced number of working days for our IT professionals based in Argentina, Uruguay, Brazil, Peru, Chile and Colombia, which results in fewer hours being billed on client projects and therefore lower revenues being recognized on those projects. In addition, some of the reduction in the number of working days for our IT professionals in the first or second quarter of the year is due to the Easter holiday. Depending on whether the Easter holiday falls in March or April of a given year, the effect on our revenues and profitability due to the Easter holiday can appear either in the first or second quarter of that year. Finally, we implement annual salary increases in the second and fourth quarters of each year. Our revenues are traditionally higher, and our margins tend to increase, in the third and fourth quarters of each year, when utilization of our IT professionals is at its highest levels.

•	Net effect of inflation in Argentina and variability in the U.S. dollar and Argentine peso exchange rate. Because a substantial portion of our operations is conducted from Argentina, our results of operations are subject to the net effect of inflation in Argentina and the variability in exchange rate between the U.S. dollar and the Argentine peso. The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, our functional currency in which a substantial portion of our revenues are denominated, the impact of wage inflation on our results of operations will decrease, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will increase. During the year ended December 31, 2018, the Argentine peso experienced a 102.2% devaluation from 18.60 Argentine pesos per U.S. dollar to 37.60 Argentine pesos per U.S. dollar and INDEC reported in 2018 an inflation rate of 47.6%. The combination of this devaluation and the inflation rate is not expected to have a significant impact on our revenues because a substantial portion of our sales are denominated in U.S. dollars. The devaluation, net of the impact of the inflation rate in the same period, has resulted in an increase in our operating costs, as a substantial portion of our operating costs are primarily denominated in Argentine pesos. See "Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk" and "Quantitative and Qualitative Disclosures about Market Risk — Wage Inflation Risk."

Our results of operations are expected to benefit from government policies and regulations designed to foster the software industry in Argentina, primarily under the Software Promotion Law. For further discussion of the Software Promotion Law, see "Business Overview  — Our Delivery Model — Government Support and Incentives."

Certain Income Statement Line Items

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium- to large-sized companies based in the United States, Europe and Latin America. For the year ended December 31, 2018, revenues increased by 26.3% to $522.3 million from $413.4 million for the year ended December 31, 2017. For the year ended December 31, 2017, revenues increased by 28.1% to $413.4 million from $322.9 million for the year ended December 31, 2016. Between 2016 and 2018, we experienced rapid growth in demand for our services and significantly expanded our business.

We perform our services primarily under time-and-material contracts and, to a lesser extent, fixed-price contracts. Revenues from our time-and-material contracts represented 82.6%, 91.1% and 92.1% of total revenues for the years ended December 31, 2018, 2017 and 2016, respectively. Revenues from our fixed-price contracts represented 17.4%, 8.9% and 7.9% of total revenues for the years ended December 31, 2018, 2017 and 2016, respectively. The remaining portion of our revenues in each year was derived from other types of contracts.

We discuss below the breakdown of our revenues by client location, industry vertical and client concentration. Revenues consist of technology services revenues net of reimbursable expenses, which primarily include travel and out-of-pocket costs that are billable to clients.

Revenues by Client Location

Our revenues are sourced from three main geographic markets: North America (primarily the United States), Europe (primarily Spain and the United Kingdom) and Latin America (primarily Argentina, Chile, Mexico and Colombia). We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the year ended December 31, 2018, we had 373 clients.

The following table sets forth revenues by client location by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2018		2017		2016
	(in thousands, except percentages)
By Geography
North America	$407,090	77.9%	$325,614	78.8%	$260,923	80.8%
Europe	46,240	8.9%	38,484	9.3%	29,306	9.1%
Asia	3,067	0.6%	700	0.2%	1,265	0.4%
Latin America and other	65,913	12.6%	48,641	11.8%	31,362	9.7%
Revenues	$522,310	100.0%	$413,439	100.0%	$322,856	100.0%

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

	Year ended December 31,
	2018		2017		2016
	(in thousands, except percentages)
By Industry Vertical
Media and Entertainment	$133,093	25.5%	$99,640	24.1%	$67,912	21.0%
Travel & Hospitality	89,212	17.1%	68,400	16.5%	63,414	19.6%
Banks, Financial Services and Insurance	114,439	21.9%	94,994	23.0%	59,786	18.5%
Technology & Telecommunications	67,310	12.9%	60,648	14.7%	51,378	15.9%
Professional Services	52,318	10.0%	40,660	9.8%	42,286	13.1%
Consumer, Retail & Manufacturing	54,087	10.4%	36,025	8.7%	28,710	8.9%
Other Verticals	11,851	2.3%	13,072	3.2%	9,370	3.0%
Total	$522,310	100.0%	$413,439	100.0%	$322,856	100.0%

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

The following table sets forth revenues contributed by our largest client, top five clients, top ten clients and top twenty clients by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2018		2017		2016
	(in thousands, except percentages)
Client concentration
Top client	$58,786	11.3%	$42,049	10.2%	$31,249	9.7%
Top five clients	167,341	32.0%	119,431	28.9%	108,831	33.7%
Top ten clients	229,646	44.0%	173,333	41.9%	150,217	46.5%
Top twenty clients	301,774	57.8%	228,922	55.4%	193,057	59.8%

Our top ten customers for the year ended December 31, 2018 have been working with us for, on average, eight years.

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2017 and 2016 contributed 95.5% and 76.9% of our revenues in 2018, respectively. Our existing clients from 2016 contributed 88.3% of our revenues in 2017. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annual revenues increased (21 in 2018, 18 in 2017 and 11in 2016) and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 90 in 2018, 82 in 2017 and 60 in 2016. The following table shows the distribution of our clients by revenues for the year presented:

	Year ended December 31,
	2018	2017	2016

Over $5 Million	21	18	11
$1 - $5 Million	69	64	49
$0.5 - $1 Million	39	45	41
$0.1 - $0.5 Million	86	82	88
Less than $0.1 Million	158	147	151
Total Clients	373	356	340

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client's exclusive external technology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Operating Expenses

Cost of Revenues

The principal components of our cost of revenues are salaries and non-reimbursable travel costs related to the provision of services. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. Salaries of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period. Up to 70% of the amounts paid by our Argentine subsidiaries for certain social security taxes in respect of base and incentive compensation of our IT professionals is credited back to those subsidiaries under the Software Promotion Law, reducing the effective cost of social security taxes from approximately 19.0% to approximately 10.0% of the base and incentive compensation on which those contributions are calculated. For further discussion of the Software Promotion Law, see "— Income Tax Expense" below and note 3.7.1.1 to our audited consolidated financial statements for the year ended December 31, 2018.

Also included in cost of revenues is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients.

Our cost of revenues has increased in recent years in line with the growth in our revenues and reflects the expansion of our operations in Argentina, Uruguay, Colombia, Peru, Mexico, India and the United States primarily due to increases in salary costs, an increase in the number of our IT professionals and the opening of new delivery centers. We expect that as our revenues grow, our cost of revenues will increase. Our goal is to increase revenue per head and thereby increase our gross profit margin.

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

Depreciation and Amortization Expense (included in "Cost of Revenues" and "Selling, General and Administrative Expenses")

Depreciation and amortization expense consists primarily of depreciation of our property and equipment (primarily leasehold improvements, servers and other equipment) and amortization of our intangible assets, (mainly software licenses, acquired intangible assets and internal developments). We expect that depreciation and amortization expense will continue to increase as we open more delivery centers and client management locations.

Net impairment losses on financial assets

Net impairment losses on financial assets includes impairment of trade receivables and impairment of tax credits, net of recoveries. Impairment of trade receivables represents an allowance for bad debts for expected credit losses resulting from substantial doubt about the recoverability of such credits. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition. During the years ended December 31, 2018 and 2016, we recorded a loss of $3.4 and $0.9, respectively, related to the recognition of the allowance for bad debts. For the year ended December 31, 2017, we recorded a gain of $0.01 related to a recovery of the allowance for bad debts.

Impairment of tax credits represents an allowance for impairment of VAT credits for estimated losses resulting from substantial doubt about the recoverability of such credits. This allowance was determined by estimating future uses of this VAT credit. During the years ended December 31, 2018 and 2017 we recorded a loss of $0.05 and $1.6, respectively, related to the recognition of the allowance for impairment of VAT credits after considering new facts and circumstances that occurred during those periods. In 2016, no impairment losses were recorded.

Other operating (expenses) income, net

Other operating (expenses) income, net includes an impairment of intangible assets. For the years ended December 31, 2018 and 2017, we recorded a loss of $0.3 million and $4.7 million, respectively, related to the remeasurement of our internal developments and intangible assets acquired in business combinations, based on our evaluation of projected lower future cash flows from the related customer relationships. In 2016, no impairment losses were recorded.

Finance Income

Finance income consists of foreign exchange gain on monetary assets, liabilities denominated in currencies other than the U.S. dollar and interest gains on time deposits, short-term securities issued by the Argentine Central Bank (Letras del Banco Central), foreign exchange forward contracts and future contracts, and mutual funds.

Finance Expense

Finance expense consists of foreign exchange loss on monetary assets, liabilities denominated in currencies other than the U.S. dollar and interest expense on borrowings, loss arising for foreign exchange forward contracts and future contracts, and other investments, foreign exchange loss, other interest and other finance expenses.

Income Tax Expense

As a global company, we are required to provide for corporate income taxes in each of the jurisdictions in which we operate. We have secured special tax benefits in Argentina, Uruguay, India and Belarus, as described below. As a result, our income tax expense is low in comparison to profit before income tax expense due to the benefit related to profit before income tax expense earned in those lower tax jurisdictions. Changes in the geographic mix, income tax regulations or estimated level of annual pre-tax income can also affect our overall effective income tax rate.

Under the Software Promotion Law, Argentine companies that are engaged in the design, development and production of software benefit from a 60% reduction in the corporate income tax rate and a tax credit of up to 70% of amounts paid for certain social security taxes that can be applied to offset certain national tax liabilities. For further discussion of the Software Promotion Law, see "Business Overview  — Our Delivery Model — Government Support and Incentives".

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

The operations of the Argentine subsidiaries are our most significant source of profit before income tax. For further information of the taxation in Argentina, see "Business Overview  — Regulatory Overview — Argentine Taxation ".

Our subsidiary in Uruguay, which is domiciled in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax. The subsidiary located outside the tax-free zone has an exemption from income tax and value-added tax applicable to the exports of software development services. For further discussion of the Uruguayan Incentives, see "Business Overview  — Our Delivery Model — Government Support and Incentives"

Until December 31, 2017, our subsidiary in Colombia was subject to federal corporate income tax of 34% and a surcharge of 6% calculated on net income before income tax. For fiscal year 2018, the income tax rate was 33% and surcharge rate was 4%. On December 28, 2018, Colombia’s 2019 finance bill was enacted as Law 1.943. The Law gradually reduce the corporate tax rates and eliminate the surcharge from January 1, 2019 and onwards.

For the taxable years beginning before January 1, 2018, our U.S. subsidiary, Globant LLC, is subject to U.S. federal income tax at the rate of 34%. On December 22, 2017, the United States enacted legislation referred to as the Tax Cuts and Jobs Act ("2017 Tax Act"), which instituted fundamental changes to the taxation of multinational corporations. The 2017 Tax Act includes significant changes to the U.S. corporate income tax system, including a federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, changes regarding net operating loss carryforwards, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. Furthermore, as part of the transition to the new tax system, a one-time transition tax was imposed on a U.S. shareholder's historical undistributed earnings of foreign affiliates. For certain eligible pass-through entities, the 2017 Tax Act provides for a qualified business income deduction. The 2017 Tax Act introduces various changes to the Internal Revenue Code.

The 2017 Tax Act also introduces base erosion provisions for U.S corporations that are part of a multinational group. For fiscal years beginning after December 31, 2017, a U.S. corporation is potentially subject to tax under the BEAT, if the controlled group of which it is a part has sufficient gross receipts and derives a sufficient level of "base erosion tax benefits.".

On December 13, 2018, the Internal Revenue Service (“IRS”) published a proposed regulation that provide guidance regarding the BEAT application. Currently, the Treasury and the IRS are receiving public comments. The document will be official once it is published in the Federal Register.

As of the date of this annual report, certain provisions of the 2017 Tax Act do not currently apply to us, including those designed to (i) tax GILTI; (ii) establish a deduction for FDII; (iii) eliminate the intercompany payment deduction under BEAT; and (iv) establish new limitations on certain executive compensation. One or more of these provisions may apply to us in the future.

Our subsidiaries in England are subject to corporate income tax at the rate of 19%, which will be reduced to 17% starting from April 1, 2020.

On September 29, 2014, Law No. 20,780 was published in the Chilean government's official gazette. This law introduced significant changes to the Chilean taxation system and strengthened the powers of the Chilean tax authority to control and prevent tax avoidance. Effective January 1, 2017, Law No. 20,780 created two different corporate tax regimes: the Attributed Income Regime (Sistema de Renta Atribuida) and the Semi-Integrated Regime (Sistema Parcialmente Integrado). Under the Attributed Income Regime, shareholders are taxed on an accrual basis, with a rate of 25% imposed at the operating entity level, plus an additional withholding income tax of 35% for nonresident shareholders. Under this regime, profits are attributed to the shareholders, irrespective of whether a distribution is actually made. Under the Semi-Integrated Regime, shareholders are taxed on a cash basis (when profits are distributed), at a rate of 25.5% for 2017 and 27% for 2018, imposed at the operating entity level, plus an additional withholding income tax of 35% when profits are actually distributed. Under this regime, the corporate rate is creditable against the 35% withholding income tax, but 35% of such credit is required to be paid to the Chilean Treasury, so, in practice, only 65% of the corporate rate is creditable. However, investors from countries with which Chile has signed the Double Tax Treaty as of January 1, 2017 would be entitled to use the 100% of the foreign tax credit, even if at that time the agreement was not yet in force. Under such circumstances, the full tax credit would be applicable until December 31, 2019 if at that time the relevant tax treaty had not yet entered into force. The Semi-Integrated Regime applies to Sistemas Globales Chile. Due to its shareholders being domiciled in Spain, 100% of the income tax will be creditable by them. Sistemas Globales Chile was subject to a corporate income tax rate of 24% during the year ended December 31, 2016. Beginning on January 1, 2017, the corporate income tax rate applicable to Sistemas Globales Chile was 25.5% and for 2018 the rate is 27%.

Our subsidiary Globant Brasil Consultoría Ltda. (formerly Terraforum Consultoría Ltda.), applies the taxable income method called “Lucro real”. Under this method, taxable income is based upon a percentage of profit accrued by the Company, adjusted according to the add-backs and exclusions provided in the relevant tax law. The rate applicable to the taxable income derived from the subsidiary’s activity is 24% plus 10% if the net income before income tax is higher than 240,000 Reais for the years 2017 and onwards.

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

Our Indian subsidiary, Globant India Private Limited, is primarily export-oriented and is eligible for certain income tax holiday benefits granted by the government of India for export activities conducted within Special Economic Zones, or SEZs. The services provided by our Pune development center are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the center commenced the provision of services - August 2017- and 50% of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the center meeting defined conditions. Indian profits ineligible for SEZ benefits are subject to corporate income tax at the rate of 34.61%. In addition, all Indian profits, including those generated within SEZs, are subject to the Minimum Alternative Tax (MAT), at the current rate of approximately 21.34%, including surcharges.

Our subsidiary located in Belarus is resident of the High Technology Park (“HTP”). HTP residents are exempted from corporate tax and VAT.

Our subsidiary in Rumania is subject to income tax at the rate of 16%.

The subsidiary located in Canada is subject to federal income tax at the rate of 15%. The rate is increased by the state income tax rate which is 11% in the case of the state of British Columbia where the subsidiary is incorporated.

The corporate tax rate in France for most companies is 33.33%. The Finance Bill for 2017 contains provisions for the progressive reduction of the corporate income tax rate from the 33.33% rate to 28% over the period 2017 to 2020. Also, there is a reduced tax rate of 15% for companies whose turnover does not exceed EUR 7,63 million, but only for the first EUR 38,120 of taxable income. In 2019 the reduced rate will be applicable to small and medium-size enterprises. To qualified as a small and medium-size enterprise, a company must employ less than 250 employees and have an annual turnover not exceeding EUR 50 millions.

According to the Finance Bill, our subsidiary located in France is subject to tax at a rate of 28% during 2018. The rate applies for the first EUR 500.000.

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

	Year ended December 31,
	2018		2017		2016
	(in thousands, except percentages)
Consolidated Statements of profit or loss and other comprehensive income:
Revenues (1)	$522,310	100.0%	$413,439	100.0%	$322,856	100.0%
Cost of revenues (2)	(318,554)	(61.0)%	(263,171)	(63.7)%	(191,395)	(59.3)%
Gross profit	203,756	39.0%	150,268	36.3%	131,461	40.7%
Selling, general and administrative expenses (3)	(133,187)	(25.5)%	(110,813)	(26.8)%	(80,961)	(25.1)%
Net impairment losses on financial assets (4)	(3,469)	(0.7)%	(1,581)	(0.4)%	(928)	(0.3)%
Other operating expense, net (5)	(306)	(0.1)%	(4,708)	(1.1)%	—	—%
Profit from operations	66,794	12.8%	33,166	8.0%	49,572	15.4%
Finance income	11,418	2.2%	7,956	1.9%	16,215	5.0%
Finance expense	(16,968)	(3.2)%	(11,036)	(2.7)%	(19,227)	(6.0)%
Finance (expense) income, net (6)	(5,550)	(1.1)%	(3,080)	(0.7)%	(3,012)	(0.9)%
Other income and expenses, net (7)	6,220	1.2%	8,458	2.0%	3,629	1.1%
Profit before income tax	67,464	12.9%	38,544	9.3%	50,189	15.5%
Income tax (8)	(15,868)	(3.0)%	(8,081)	(2.0)%	(14,327)	(4.4)%
Net income for the year	$51,596	9.9%	$30,463	7.4%	$35,862	11.1%

(1)	Includes transactions with related parties of $5,937, $5,590 and $6,462 for the years ended December 31, 2018, 2017 and 2016, respectively.

(2)	Includes depreciation and amortization expense of $4,022, $4,339 and $4,281 for the years ended December 31, 2018, 2017 and 2016, respectively. Also includes share based compensation for $4,248, $5,666 and $917 for the years ended December 31, 2018, 2017 and 2016, respectively.

(3)	Includes depreciation and amortization expense of $16,521, $11,789 and $6,637 for the years ended December 31, 2018, 2017 and 2016, respectively. Also includes share based compensation of $8,665, $8,798 and $2,703 for the years ended December 31, 2018, 2017 and 2016, respectively.

(4)	Includes a loss of $3,421, a gain of $5 and a loss of $928 on impairment of trade receivables for the years ended December 2018, 2017 and 2016, respectively (see note 11). Includes an impairment of tax credits of $48 and $1,586 for the years ended December 31, 2018 and 2017, respectively.

(5)	Includes an impairment of intangibles assets of $306 and $4,708 for the years ended December 31, 2018 and 2017, respectively.

(6)	Includes foreign exchange loss, net, of $7,437, $2,729 and $8,620 for the years ended December 31, 2018, 2017 and 2016, respectively.

(7)	Includes as of December 31, 2018, 2017 and 2016 a gain of $6,700, $6,735 and $418, respectively, on remeasurement of the contingent consideration of PointSource, Clarice, L4, WAE and Ratio, a gain of $1,611, $1,727 and $2,981, respectively, related to the remeasurement at fair value of the call and put option over non-controlling interest in Dynaflows, and a loss for the derecognition of the call option over non-controlling interest in Dynaflows of $455. For the year ended December 31, 2018 includes a loss of $1,038 related to the settlement agreed with WAE former owners and $800 for the impairment of the investment in Collokia. For the year ended December 31, 2016 includes a gain of $225 related to the bargain business combination of Difier S.A.

(8)	Includes deferred tax gains of $7,456, $5,972 and $730 for the years ended December 31, 2018, 2017 and 2016, respectively.

2018 Compared to 2017

Revenues

Revenues were $522.3 million for 2018, representing an increase of $108.9 million, or 26.3%, from $413.4 million for 2017.

Revenues from North America increased by $81.5 million, or 25.0%, to $407.1 million for 2018 from $325.6 million for 2017. Revenues from Latin America and other countries increased by $17.3 million, or 35.6%, to $65.9 million for 2018 from $48.6 million for 2017. Revenues from Europe increased by $7.7 million, or 20.0%, to $46.2 million for 2018 from $38.5 million for 2017. Revenues from Asia increased by $2.4 million, or 342.9%, to $3.1 million for 2018 from $0.7 million for 2017.

Revenues from technology and telecommunications clients increased by $6.7 million, or 11.1%, to $67.3 million for 2018 from $60.6 million for 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand in digital content, consumer experience services and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $33.5 million, or 33.6%, to $133.1 million for 2018 from $99.6 million for 2017. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our digital content solutions, mobile applications, and consumer experience practices. Revenues from professional services clients increased by $11.6 million, or 28.5%, to $52.3 million for 2018 from $40.7 million for 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to process automation, digital content and consumer experience solutions. Revenues from consumer, retail and manufacturing clients increased by $18.1 million, or 50.3%, to $54.1 million for 2018 from $36.0 million for 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to scalable platforms solutions, consulting practices, and big data, supported by the cross-selling capabilities of our Studios. Revenues from banks, financial services and insurance clients increased by $19.4 million, or 20.4%, to $114.4 million for 2018 from $95.0 million for 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to scalable platforms, cloud and mobile. Revenues from travel and hospitality clients increased by $20.8 million, or 30.4%, to $89.2 million for 2018 from $68.4 million for 2017. This increase is primarily attributable to large increase in demand for consumer experience and automated testing services. Revenues from clients in other verticals decreased by $1.2 million, or 9.2%, to $11.9 million for 2018 from $13.1 million for 2017.

Revenues from our top ten clients in 2018 increased by $56.3 million, or 32.5%, to $229.6 million for 2017 from $173.3 million for 2017, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for 2018, Walt Disney Parks and Resorts Online, increased by $16.8 million, or 40.0%, to $58.8 million for 2018 from $42.0 million for 2017.

Cost of Revenues

Cost of revenues was $318.6 million for 2018, representing an increase of $55.4 million, or 21.0%, from $263.2 million for 2017. The increase was primarily attributable to the net addition of 1,542 IT professionals since December 31, 2017, an increase of 24.6%, to satisfy growing demand for our services, which translated into an increase in salaries. Cost of revenues as a percentage of revenues decreased to 61.0% for 2018 from 63.7% for 2017. The decrease was primarily attributable to cost efficiencies, lower salaries in terms of U.S. dollars derived from the devaluation of the Argentine peso and, to a lesser extent, of the Colombian peso in 2018.

Salaries, employee benefits, social security taxes and share based compensation, the main component of cost of revenues, increased by $52.7 million, or 21.5% to $297.4 million for 2018 from $244.7 million for 2017. Salaries, employee benefits and social security taxes include a $4.2 million share-based compensation expense in 2018 and $5.7 million share-based compensation expense in 2017.

Depreciation and amortization expense was $4.0 million and $4.3 million for 2018 and 2017.

Travel and housing was $6.6 million for 2018 and 2017.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $133.2 million for 2018, representing an increase of $22.4 million, or 20.2%, from $110.8 million for 2017. The increase was primarily attributable to $5.7 million increase in salaries, employee benefits, social security taxes and share based compensation related to the addition of a number of senior sales executives in our main market, the United States; a $4.7 million increase in depreciation and amortization expense; and $3.3 million increase in office expenses, rental expenses related to the opening of our new delivery centers. In addition, there was a $3.9 million increase in professional fees including audit and other professional services. Selling, general and administrative expenses as a percentage of revenues decreased to 25.5% for 2018 from 26.8% for 2017. Share-based compensation expense within selling, general and administrative expenses accounted for $8.7 million, or 1.7%, as a percentage of revenues for 2018, and $8.8 million, or 2.1%, as a percentage of revenues for 2017.

Impairment on financial assets

During the year ended December 31, 2018 and 2017, we recorded a loss for impairment of financial assets of $3.5 and $1.6. The increase was primarily attributable to the recognition of an impairment of $3.4 resulting from substantial doubt about the recoverability of the some trade receivables. For 2017 the loss of $1.6 was due to the recognition of an impairment of tax credits.

Other operating expenses, net

Other operating expenses was $0.3 million for 2018. The loss was due to the recognition of an impairment of intangibles assets.

Finance Income

Finance income for 2018 was $11.4 million compared to $8.0 million for 2017, mainly resulting from foreign exchange gains of $6.9 million as compared to $6.3 million in 2017, and gains from short-term investments, primarily related to gains from financial assets measured at fair value through profit and loss, of $4.1 million as compared to $1.2 million in 2017.

Finance Expense

Finance expense increased to $17.0 million for 2018 from $11.0 million for 2017, primarily reflecting a foreign exchange loss of $14.3 million mainly related to the impact of the weakening of some Latin American currencies against the U.S. dollar on our monetary assets, denominated in such currencies, a loss of $1.1 million primarily related to gains from financial assets measured at fair value through profit and loss, and interest expense of $0.7 million. Other financial expenses totaled $0.9 million.

Other Income and Expenses, Net

Other income and expenses, net decreased to a gain of $6.2 million for 2018 from a gain of $8.5 million for 2017. Our 2018 and 2017 results includes a gain of $6.7 on the remeasurement of contingent consideration related to the acquisition of Clarice, WAE, L4 Ratio and PointSource and WAE, a gain of $1.6 million and $1.7 million for 2018 and 2017 related to the remeasurement at fair value of the call and put option over our non-controlling interest in Dynaflows, and a loss of $0.8 and $0.5 related to the impairment of the Collokia investment and to derecognition of the call option of Dynaflows, respectively, for the year ended December 31, 2018.

Income Tax

Income tax expense amounted to $15.9 million for 2018, an increase of $7.8 million from a $8.1 million income tax expense for 2017. The increase in income tax expense was driven mainly by the increase in our profit from operations and the devaluation of the Argentine peso that generated taxable finance gains in our Argentinian subsidiaries. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) increased to 23.5% for 2018 from 21.0% for 2017, principally explained by the impact of the weakness of some Latin American currencies against U.S. Dollars.

Net Income for the Year

As a result of the foregoing, we had a net income of $51.6 million for 2018, compared to $30.5 million for 2017.

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

Revenues from technology and telecommunications clients increased by $9.2 million, or 17.9%, to $60.6 million for 2017 from $51.4 for 2016. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand in gaming, consumer experience services and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $31.7 million, or 46.7%, to $99.6 million for 2017 from $67.9 million for 2016. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our gaming solutions, mobile applications, and consumer experience practices. Revenues from professional services clients decreased by $1.6 million, or 3.8%, to $40.7 million for 2017 from $42.3 million for 2016. The decrease in revenues from clients in this industry vertical was primarily attributable to lower in demand for services related to enterprise consumerization, digital content and consumer experience solutions. Revenues from consumer, retail and manufacturing clients increased by $7.3 million, or 25.4%, to $36.0 million for 2017 from $28.7 million for 2016. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to mobile applications, testing services, user experience and social practices, supported by the cross-selling capabilities of our Studios. Revenues from banks, financial services and insurance clients increased by $35.2 million, or 58.9%, to $95.0 million for 2017 from $59.8 million for 2016. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to high performance, analytics, cloud and mobile. Revenues from travel and hospitality clients increased by $5.0 million, or 7.9% to $68.4 million for 2017 from $63.4 million for 2016. This increase is primarily attributable to large increase in demand for consumer experience and automated testing services. Revenues from clients in other verticals increased by $3.7 million, or 39.4%, to $13.1 million for 2017 from $9.4 million for 2016.

Revenues from our top ten clients in 2017 increased by $23.1 million, or 15.4%, to $173.3 million from revenues of $150.2 million in 2016, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for 2017, Walt Disney Parks and Resorts Online, increased by $11.0 million, or 35.5%, to $42.0 million for 2017 from $31.0 million for 2016. Revenues from our largest client for 2016, Southwest Airlines Co., decreased by $4.3 million, or 13.8%, to $26.9 million from $31.2 million for 2016.

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

Salaries, employee benefits, social security taxes and share based compensation, the main component of cost of revenues, increased by $67.5 million, or 38.1% to $244.7 million for 2017 from $177.2 million for 2016. Salaries, employee benefits and social security taxes include a $5.7 million share-based compensation expense in 2017 and $0.9 million share-based compensation expense in 2016.

Depreciation and amortization expense included in the cost of revenues was $4.3 million for 2017 and 2016.

Travel and housing was $6.6 million for 2017 and 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $110.8 million for 2017, representing an increase of $29.8 million, or 36.8%, from $81.0 million for 2016. The increase was primarily attributable to a $18.3 million increase in salaries, employee benefits, social security taxes and share based compensation related to the addition of a number of senior sales executives in our main market, the United States; a $5.2 million increase in depreciation and amortization expense; a $3.3 million increase in office and rental expenses related to the opening of the new delivery centers. In addition, there was a $2.3 million increase in professional fees including audit and other professional services. Selling, general and administrative expenses as a percentage of revenues increased to 26.8% for 2017 from 25.1% for 2016. Share-based compensation expense within selling, general and administrative expenses accounted for $8.8 million, or 2.1%, as a percentage of revenues for 2017, and $2.7 million, or 0.8%, as a percentage of revenues for 2016.

Impairment on financial assets

During the year ended December 31, 2017 and 2016, we recorded a loss for impairment of financial assets of $1.6 million and $0.9 million, respectively. In 2017 the loss was due to the recognition of an impairment of tax credits of $1.6. For 2017 the loss of $0.9 was due to the recognition of an impairment of trade receivables.

Other operating expenses, net

Other operating expenses was $4.7 million for 2017. The loss was due to the recognition of an impairment of intangibles assets.

Finance Income

Finance income for 2017 was $8.0 million compared to $16.2 million for 2016, resulting primarily from foreign exchange gains of $6.3 million as compared to $6.2 million in 2016 and gains from short-term investments of $1.2 million as compared to $9.9 million in 2016.

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

Other Income, Net

Other income and expenses, net increased to a gain of $8.5 million for 2017 from a gain of $3.6 million for 2016. Our 2017 gain includes a gain of $6.7 million on the remeasurement of contingent consideration related to the acquisition of Clarice, L4 and WAE, and a gain of $1.6 million related to the remeasurement at the fair value of the call and put option over our non-controlling interest in Dynaflows).

Income Tax

Income tax expense amounted to $8.1 million for 2017, a decrease of $6.2 million from a $14.3 million income tax expense for 2016. The decrease in income tax expense was attributable to lower gain related to Argentine forward contracts and the reduced impact of the devaluation of the Argentine peso. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) decreased to 21.0% for 2017 from 28.5% for 2016, principally driven by a more balanced distribution of gains and costs across the company as a result of improvements in our transfer pricing model.

Net Income for the Year

As a result of the foregoing, we had a net income of $30.5 million for 2017, compared to $35.9 million for 2016.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities. For the year 2018, we derived 86.8% of our revenues from clients in North America and Europe pursuant to contracts that are entered into by our subsidiaries located in the United States, Spain and the United Kingdom.

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

We will continue to invest in our subsidiaries. In the event of any repatriation of funds or declaration of dividends from our subsidiaries, there will be a tax effect because dividends from certain foreign subsidiaries are subject to taxes. See "Information on the Company — Business Overview — Regulatory Overview — Argentine Taxation — Tax on Dividends" and " "Information on the Company — Business Overview — Regulatory Overview — Argentine Taxation — Income Tax".

The following table sets forth our historical capital expenditures for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018(***)	2017(**)	2016(*)
	(In thousands)
Capital expenditures	$28,506	$26,314	$21,856

*	Excludes impact of WAE, Difier and L4 acquisitions for the year ended December 31, 2016.
**	Excludes impact of Ratio and PointSource acquisitions for the year ended December 31, 2017.
***	Excludes impact of Small Footprint acquisition for the year ended December 31, 2018.

Investments

During 2016, we invested $21.9 million in capital expenditures, primarily to establish our delivery centers in Mexico City, Mexico, Pune, India and Bogota, Colombia, and invested $5.9 million in internal developments and acquired licenses.

During 2017, we invested $26.3 million in capital expenditures, primarily to establish our delivery centers in La Plata and Tandil, Argentina, Madrid, Spain, Bogotá and Medellín, Colombia and New York, U.S., and invested $8.8 million in internal developments and acquired licenses.

During 2018, we invested $28.5 million in capital expenditures, primarily to complete our works on our delivery centers in La Plata, Argentina and Medellín and Bogotá, Colombia, and to establish our delivery centers in Mexico City, Mexico, Bangalore, India, and Seattle, U.S., and invested $9.6 million in internal developments and acquired licenses.

Acquisitions

On May 23, 2016 we acquired WAE, a service design consultancy, specializing in three distinct but complementary service offerings (Research, Strategy and Creative) for an aggregate purchase price of $19.9 million, of which $11.4 million is payable on a deferred basis and subject to reduction upon the occurrence of certain targets.

On November 14, 2016, we entered into a stock purchase agreement with 3C to purchase 100% of the capital stock of Difier for an aggregate purchase price of $0.025 million.

On November 14, 2016, we acquired 100% of shares of L4. L4 offers the digital product consulting, design, development and quality assurance services necessary to build and manage robust digital products. The aggregate purchase price amounted to $20.4 million, of which $9.4 million is payable on a deferred basis and subject to reduction upon the occurrence of certain targets.

On February 28, 2017, we acquired 100% of shares of Ratio Cypress, LLC. Ratio offers design, development and quality assurance services necessary to build and manage robust digital products and video streaming solutions for major media companies. The aggregate purchase price amounted to $9.5 million, of which $3.7 million is payable on a deferred basis and subject to reduction upon the occurrence of certain targets.

On June 1, 2017, we acquired 100% of shares of PointSource. PointSource offers digital solutions to its customers which include design, digital strategy, development and marketing services. The aggregate purchase price amounted to $28.6 million, of which $13.1 million is payable on a deferred basis and subject to reduction upon the occurrence of certain targets..

On October 15, 2018, we signed an asset purchase ("APA") agreement to acquire, the business of Small Footprint Inc., a corporation organized and existing under the laws of North Carolina, United States, including the acquisition of its wholly owned subsidiary in Romania, Small Footprint, LLC. Small Footprint, U.S. and Romania, are engaged in the business of providing outsourced service of consulting, designing, developing and implementing custom software applications, digital product, websites, technologies and strategies for the purpose of digital transformation. The aggregate purchase price under the APA amounted to $7.4 million.

As of December 31, 2018, we had cash and cash equivalents and investments of $86.2 million.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	For the year ended December 31,
	2018	2017	2016

Net cash provided by operating activities	67,197	42,989	31,480

Net cash used in investing activities	(46,117)	(57,534)	(27,999)

Net cash provided by financing activities	4,094	16,598	7,699

Effect of exchange rate changes on cash and cash equivalents	(93)	(60)	2,632

Cash and cash equivalents at beginning of the year	52,525	50,532	36,720
Cash and cash equivalents at end of the year	77,606	52,525	50,532
Net increase in Cash and cash equivalents at end of year	25,081	1,993	13,812

Operating Activities

Net cash provided by operating activities was generated primarily by profits before taxes adjusted for non-cash items, including depreciation and amortization expense, shared-based compensation expense and the effect of working capital changes.

Net cash provided by operating activities was $67.2 million for the year ended December 31, 2018 as compared to net cash provided in operating activities of $43.0 million for the year ended December 31, 2017. This increase of $24.2 million in net cash provided by operating activities was primarily attributable to a $33.6 million increase in profit before income tax expense adjusted for non-cash-items, a $7.3 million decrease in working capital and a $2.1 million increase in income tax payments, net of reimbursements.

Changes in working capital in the year ended December 31, 2018 consisted primarily of a $36.4 million increase in trade receivables, a $10.6 million increase in other receivables, a $2.5 million increase in trade payables, and decrease in utilization of provision for contingencies of $1.1 million, a $0.9 million decrease in tax liabilities, and $21.9 million increase in payroll and social security taxes payable. The $36.4 million increase in trade receivables reflects our revenue growth. The $10.6 million increase in other receivables was mainly related to the increase in prepaid expenses and advances to suppliers. Payroll and social security taxes payable increased to $58.5 million as of December 31, 2018 from $40.5 million as of December 31, 2017, primarily as a result of the growth in our headcount in line with our expansion.

Net cash provided by operating activities was $43.0 million for the year ended December 31, 2017, as compared to net cash provided by operating activities of $31.5 million for the year ended December 31, 2016. This increase of $11.5 million in net cash provided by operating activities was primarily attributable to a $5.7 million increase in profit before income tax expenses adjusted for non-cash items, a $8.5 million increase in working capital and a $2.7 million increase in income tax payments, net of reimbursements.

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

Investing Activities

Net cash of $46.1 million was used in investing activities for the year ended December 31, 2018 as compared to $57.5 million of net cash used in investing activities during the year ended December 31, 2017. During the year ended December 31, 2018, we invested in mutual funds and sovereign bonds, which generated an outflow of $1.0 million, we invested $28.7 million in fixed and intangible assets and $18.4 million in acquisition-related transactions, and we obtained proceeds of $2.4 million from forward contracts.

Net cash of $57.5 million was used in investing activities for the year ended December 31, 2017, as compared to $28.0 million of net cash used in investing activities during the year ended December 31, 2016. During the year ended December 31, 2017, we invested in mutual funds and sovereign bonds, which generated a cash flow of $1.7 million, we invested $27.5 million in fixed and intangible assets and $31.1 million in acquisition-related transactions, and we lost proceeds of $0.6 million from forward contracts.

Financing Activities

Net cash of $4.1 million was provided by financing activities for the year ended December 31, 2018, as compared to $16.6 million of net cash provided by financing activities for the year ended December 31, 2017. During the year ended December 31, 2018, we received $7.0 million for the issuance of shares under our share-based compensation plan, $3.2 million proceeds from subscription agreements and paid borrowing for $6.0 million.

Net cash of $16.6 million was provided by financing activities for the year ended December 31, 2017 as compared to $7.7 million of net cash provided by financing activities for the year ended December 31, 2016. During the year ended December 31, 2017, we received $5.3 million for the issuance of shares under our share-based compensation plan, $5.7 proceeds from subscription agreement and proceeds from borrowing for $5.8 million.

Future Capital Requirements

We believe that our existing cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. In addition, as of December 31, 2018, IAFH Global S.A. had recognized an aggregate of $3.8 million in value-added tax credits. We expect to monetize the value of those value-added tax credits by way of cash reimbursement from AFIP during 2019.

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

In November 2018, Globant LLC, our U.S. subsidiary (the “Borrower”) entered into an Amended and Restated Credit Agreement (the “A&R Credit Agreement”) with the financial institutions listed therein, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender. The A&R Credit Agreement amends and restates the Credit Agreement dated as of August 3, 2017, which provided for a secured revolving credit facility under which the Borrower could borrow up to $40.0 million in advances. Under the A&R Credit Agreement, the Borrower may borrow (i) up to $50.0 million in a single borrowing on or prior to May 1, 2019 under a delayed-draw term loan facility and (ii) up to $150.0 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100.0 million. The maturity date of each of the facilities is October 31, 2023, and interest on the loans extended thereunder shall accrue at a rate per annum equal to LIBOR plus 1.75%. The Borrower’s obligations under the A&R Credit Agreement are guaranteed by us and our subsidiary, Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The A&R Credit Agreement also contains certain customary negative and affirmative covenants. .. Compliance with these covenants may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

As of December 31, 2018 and as of the date of this annual report, no amounts were outstanding under this facility.

Restrictions on Distribution of Dividends by Certain Subsidiaries

The ability of certain of our subsidiaries to pay dividends to us is subject to their having satisfied requirements under local law to set aside a portion of their net income in each year to legal reserves, as described below.

In accordance with Argentine and Uruguayan companies law, our subsidiaries incorporated in Argentina and in Uruguay must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respective issued share capital. As of December 31, 2018, required legal reserves at our Argentine subsidiaries amounted to $0.8 million and had been set aside as of that date. As of that date, our Uruguayan subsidiary had set aside a legal reserve of $0.04 million, which was fully constituted.

On December 29, 2017, Argentine Law No. 27,430 amending the income tax law was enacted. According to the amendments, for fiscal years beginning on or after January 1, 2018 the distribution of dividends is now subject to a 7% withholding for 2018 and 2019 and 13% withholding for 2020 onwards. The Equalization Tax, which levied distributions made out of previously untaxed income, was eliminated.

On December 23, 2013, the Argentine government adopted a new double taxation treaty with Spain, which applied retroactively from January 1, 2013. According this treaty, the tax applicable on dividends distributed by our Argentine Subsidiaries to the Spain Holdco, is limited to10% on the gross amount of dividends distributed.

Brazilian law does not require limited liability companies to allocate profits for the creation of a legal reserve. The Company’s Brazilian subsidiary did not have a legal reserve as of December 31, 2018.

In accordance with Colombian companies law, our Colombian subsidiary must set aside at least 10% of its net income (determined on the basis of its statutory accounts) in each year to legal reserves, until such reserves equal 50% of its issued share capital. As of December 31, 2018, its legal reserves amounted to $0.0004 million and were fully set aside.

Colombia Law No 1,819, published on December 29, 2016, introduced a withholding tax of 5% on dividend distributions to non-resident. This new fiscal obligation is not applicable to our shareholder due to the tax treaty agreement between Colombia and Spain, entered in force on October 28, 2008.

In accordance with Spanish companies law, our Spanish subsidiaries, must set aside at least 10% of its net income (determined on the basis of its statutory accounts) in each year to legal reserves, until such reserves equal 20% of its issued share capital. As of December 31, 2018, the legal reserve amounted to $7.9 million for all Spanish subsidiaries.

In accordance with Mexican law, our Mexican subsidiary must set aside at least 5% of its net income for each year to a legal reserve, until such reserve equals 20% of its issued share capital. As of December 31, 2018, the legal reserve amounted to $0.07 million for our Mexican subsidiary.

Under Luxembourg law, at least 5% of our net profit per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profit must be allocated toward the reserve. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced in proportion so that it does not exceed 10% of our issued share capital. The legal reserve is not available for distribution. As of December 31, 2018, the legal reserve amounted to $0.437 million. Dividends paid to the holders of our common shares are as a rule subject to a 15% withholding tax in Luxembourg, unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption pursuant to the application of the participation exemption, and, to the extent withholding tax applies, we are responsible for withholding amounts corresponding to such taxation at its source.

In accordance with Peruvian law, our Peruvian subsidiary must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 20% of its issued share capital. As of December 31, 2018, no reserves had been set aside.

In accordance with Chilean law, our Chilean subsidiary is not obliged to appropriate any fixed amount of profit to a legal reserve. As of December 31, 2018, there is no legal reserve constituted.

In accordance with Indian law, our Indian subsidiary must set off all losses incurred by it (including carried over losses from the previous financial year) and make a provision for depreciation (including depreciation for the previous year if it was not already provided for) against the profits earned by it prior to declaring any dividends. Since the declaration of dividends under Indian law is discretionary, our Indian subsidiary is not required to allocate a specific portion of its annual profits to a designated legal reserve for purposes of declaring dividends. As of December 31, 2018, the legal reserve amounted to $0.02 million for our Indian subsidiary.

According to French law, a minimum of 5% of our profit of the year must be allocated to a reserve account named "legal reserve", until such reserve amounts 10% of the share capital of our French subsidiary. As of December 31, 2018, there was no legal reserve constituted.

In accordance with the law of Belarus, our Belorussian subsidiary must allocate an amount of up to 25% of its annual payroll to a reserve fund for salaries. The source for creating this fund is the profit remaining at the disposal of the company after paying taxes and other obligatory payments. As of December 31, 2018, there was no legal reserve constituted.

According to the Romanian Companies Law, our Romanian subsidiary must allocate each year at least 5% of its profit to a reserve fund, until the value of the fund is at least 20% of the Romanian company's share capital. As of December 31, 2018, the reserve fund at our Romanian subsidiary was of Romanian Leu ("RON") $0.056 million.

In Canada, there is no requirement for our Canadian subsidiary to allocate profits for the creation of a legal reserve. As of December 31, 2018, there was no legal reserve constituted.

In addition, with respect to our Argentine subsidiaries, although the transfer of funds abroad by local companies in order to pay annual dividends to foreign shareholders does not require formal approval by the Argentine Central Bank, in the past, the decrease in availability of U.S. Dollars in Argentina had led the Argentine government to impose informal restrictions on local companies and individuals for purchasing foreign currency for the purpose of making payments abroad, such as dividends. Even when the current Argentine administration has lifted most of the foreign exchange restrictions providing greater flexibility and access to the foreign exchange market, the imposition of future exchange restrictions could impair or prevent the conversion of anticipated dividends or distributions payable to us by those subsidiaries from Argentine pesos into U.S. dollars. For further information on these exchange controls, see "Risk Factors — Risks Related to Operating in Latin America — Argentina — The imposition in the future of restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina." and "Information on the Company — Business Overview — Regulatory Overview — Foreign Exchange Controls."

Equity Compensation Arrangements

On July 3, 2014, our board of directors and shareholders approved and adopted the 2014 Equity Incentive Plan, which was amended by our board of directors to increase the number of common shares that may be issued as stock awards from 1,666,667 to 3,666,667 on May 9, 2016, and from 3,666,667 to 5,666,667 on February 13, 2019.

Under the terms of our 2014 Equity Incentive Plan, from its adoption until the date of this annual report, we have granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,277,434 common shares and 770,849 restricted stock units. Most of the options and the restricted stock units under the plan were granted with a vesting period of four years, 25% of the options becoming exercisable on each anniversary of the grant date. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date. Each of our employee share options is exercisable for one of our common shares, and each of our restricted stock units will be settled, automatically upon its vesting, with one of our common shares. No amounts are paid or payable by the recipient on receipt of an option or a restricted stock units. Neither the options nor the restricted stock units carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date).

Share-based compensation expense for awards of equity instruments to employees is determined based on the grant-date fair value of the awards. Fair value is calculated using the Black-Scholes option pricing model.

There were 2,658,595 outstanding stock options as of December 31, 2016, 2,320,710 outstanding stock options and restricted stock units as of December 31, 2017 and 2,322,305 outstanding stock options and restricted stock units as of December 31, 2018. For 2018, 2017 and 2016, we recorded $12.9 million, $14.5 million and $3.6 million of share-based compensation expense related to these share option and restricted stock unit agreements, respectively.

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

Revenue Recognition

In accounting for fixed-price contracts we apply the input or output methods depending on the nature of the project and the agreement with the customer, recognizing revenue on the basis of our efforts to the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation, or recognizing revenue on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract, respectively. Each method is applied according to the characteristics of each contract and client.

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

We evaluate goodwill for impairment at least annually, or more frequently when there is an indication that the unit may be impaired. When determining the fair value of our cash generating unit, we utilize the income approach using discounted cash flow. The income approach considers various assumptions including increase in headcount, headcount utilization rate, income from each country and revenue per employee, income tax rates and discount rates. The assumptions we considered as of December 31, 2018 are the following: projected cash flows for the following five years, the average growth rate considered was 20.0% and the rate used to discount cash flows was 16.94%. The long-term rate used to extrapolate cash flows beyond the projected period was 3%.

Any adverse changes in key assumptions about the businesses and its prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon our evaluation of goodwill, no impairments were recognized during 2018, 2017 and 2016.

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

Impairment of financial assets

We measure expected credit losses ("ECLs") using reasonable and supportable forward looking information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss given default is an estimate of the loss arising on default. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive.

Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

As of December 31, 2018, 2017 and 2016, we recorded an impairment of trade receivables for an amount of $3.4 million, a recovery of $0.005 million and an impairment of $0.9 million, respectively, using a provision matrix based on our historical credit loss experience, adjusted for factors that are specific to debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

As of December 31, 2018 and 2017, we recorded an impairment of tax credits for an amount of $0.048 million and $1.6 million, respectively, based on assumptions about expected credit losses. We use judgment in making these assumptions based on existing regulatory conditions as well as forward looking estimates. The tax credits included in the allowance for impairment are mainly related to Argentine taxation. We estimated the future VAT credit and VAT debit that comes from domestic purchases and sales, respectively. Since exports are zero-rated, any excess portion of the credit not used against any VAT debit is reimbursable to us, through a special VAT recovery regime. However, according to VAT recovery rules, there are certain limitations on the amount that may be reimbursed and we considered any VAT credit that cannot be reimbursed to be an impairment.

Share-based compensation plan

Under our share-based compensation plan for employees is measured based on fair value of our shares at the grant date and recognized as compensation expense on a straight-line basis over the vesting period, based on our estimate of equity instruments that will potentially vest, with a corresponding impact reflected in additional paid-in capital.

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

Fair value of the shares: For our 2014 Equity Incentive Plan, the fair value of the shares is based on the quoted market price of our shares at the grant date. For 2012 Equity Incentive Plan, as our shares were not publicly traded the fair value was determined using the market approach technique based on the value per share of private placements. We had gone in the past through a series of private placements in which new shares have been issued. We understood that the price paid for those new shares was a fair value of those shares at the time of the placement. In January 2012, Globant España S.A. had a capital contribution from a new shareholder, which included cash plus share options granted to the new shareholder, therefore, we considered that amount to reflect the fair value of their shares. The fair value of the shares related to this private placement resulted from the following formula: cash minus fair value of share options granted to new shareholder divided by number of newly issued shares. The fair value of the share options granted to the new shareholder was determined using the same variables and methodologies as the share options granted to the employees. After our reorganization in December 2012, shares of Globant S.A (Luxembourg) were sold by existing shareholders in a private placement to WPP. The fair value of the shares related to this private placement results from the total amount paid by WPP to the existing shareholders.

Expected volatility: Since January 1, 2018, the expected volatility of our shares is calculated by using the average share price volatility of our shares since January 1, 2016 to the date of grant. Before 2018, as we did not have sufficient trading history for the purpose of valuing our share options, the expected volatility of our shares was estimated by using the average historic price volatility of the NASDAQ 100 Telecommunication Index.

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

Call option over non-controlling interest

As of December 31, 2017, we held a call option to acquire 33.27% of the remaining interest in Dynaflows S.A., which could be exercised from October 22, 2020 until October 21, 2021. We calculated the fair value of this option using the Black-Scholes option model. The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, maturity, risk-free interest rate, value of the underlying asset and dividend yield.

Expected volatility: We have considered annualized volatility as multiples of EBITDA and revenue of publicly traded companies in the technology business in the U.S., Europe and Asia since 2008.

Maturity: The combination between the call and put options (explained in note 24.3 to the Consolidated Financial Statements included in this annual report) implied that, assuming no liquidity restrictions at the moment that the option was exercisable and considering that both parties wanted to maximize their benefits, we would acquire the minority shareholders shares at the date that this option was exercisable. Therefore, we have assumed that the maturity date of call option is October 22, 2020.

Risk free rate: The risk-free rate for periods within the contractual life of the option was based on the Argentinean bonds ("BONAR") with a quote in the U.S. market with maturities similar to the expected term of the option.

Value of the underlying assets: We considered a multiple of EBITDA and revenue resulting from the implied multiple in Dynaflows adjusted by the lack of control.

Dividend yield: We did not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

As of December 31, 2018, we derecognized the call option (see note 24.3 to the Consolidated Financial Statements included in this annual report).

Recoverability of internally generated intangible assets

During the year, we considered the recoverability of the internally generated intangible asset that is included in our consolidated financial statements as of December 31, 2018 and 2017 with a carrying amount of $7,855 and $6,395, respectively.

We conducted a detailed recoverability analysis, considering both revenue from customers in the case of assets sold to third parties and internal usage for those assets that are used internally. As a result of this analysis, we recognized an impairment of $308 as of December 31, 2018. In 2017 and 2016, no impairment losses were recorded.

Fair value measurement and valuation processes

Certain assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, we use market-observable data to the extent it is available. Where Level 1 inputs are not available, we estimate the fair value of an asset or a liability by converting future amounts (e.g. cash flows or income and expenses) to a single current (i.e. discounted) amount. If necessary we engage third party valuation specialists to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in note 28.8 to the Consolidated Financial Statements included in this annual report.

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

Recoverability of intangible assets acquired in business combinations, other than goodwill

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

A total amount of $4.7 million of impairment loss related to the intangible assets acquired in business combinations was recognized as of December 31, 2017 and is included as other operating expenses. The impairment was recognized as a result of our evaluation of such intangible assets, upon which we projected lower future cash flows from the related customer relationships. In 2018 and 2016 no impairment losses were recorded.

Application of New and Revised International Financial Reporting Standards

•	Adoption of new and revised standards

We adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to our operations and that are mandatorily effective at December 31, 2018. The impact of the new and revised standards and interpretations mentioned on our consolidated financial statements is described as follows.

We initially adopted IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers from January 1, 2018. The impact of the adoption of other standards and interpretations issued by the IASB that are mandatorily effective at December 31, 2018 is not material and consequently is not described.

IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial instruments: Recognition and Measurement. IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale. The adoption of IFRS 9 has not had a significant effect on the our accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortised cost; Fair Value through Other Comprehensive Income ("FVOCI"); or Fair Value through Profit or Loss ("FVTPL"). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if both of the following conditions are met and is not designated as at FVTPL:

1) it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

2) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if both of the following conditions are met and is not designated as at FVTPL:

1) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

2) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above, are measured at FVTPL.

The following table explains the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of our financial asset as at January 1, 2018.

	Original classification under IAS 39	New classification under IFRS 9
Cash and cash equivalents	Loans and receivables	Amortised cost
Trade receivables	Loans and receivables	Amortised cost
Other receivables	Loans and receivables	Amortised cost
Investments
Mutual funds	Held for trading	FVTPL
LEBACs (1)	Available for sale	FVOCI
Other financial assets
Foreign exchange forwards and future contracts	Held for trading	FVTPL
Financial assets related to business combinations	FVTPL	FVTPL
Convertible notes	Loans and receivables	Amortised cost
Call option on minority interest	FVTPL	FVTPL

(1)	LEBACs were initially classified as held-to-maturity investments (HTM). Under IAS 39, HTM were measured at amortised cost using the effective interest method, less any impairment. However, during December, 2015, we sold some of those LEBACs and consequently, changed the classification of the remaining LEBACs to Available-for-sale investments, since it was not permitted to classify investments as held-to-maturity in accordance with IAS 39. Changes in the carrying amount of AFS financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method were recognized in profit or loss. Other changes in the carrying amount of AFS financial assets were recognized in other comprehensive income. Consequently, under IFRS 9 LEBACs continue to be measured on the same basis than it was under IAS 39.

All financial assets and financial liabilities continue to be measured on the same basis as is previously adopted under IAS 39.

Additionally, IFRS 9 replaces the 'incurred loss' model in IAS 39, with an 'expected credit loss' model. The new impairment model applies to financial assets measured at amortised cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39. Our financial assets that are subject to IFRS 9's new expected credit loss model are: cash and cash equivalents, trade receivables, other receivables, convertible notes and other financial assets related to business combinations. However, the change in the impairment methodology under IFRS 9 did not have a material impact on our consolidated financial statements. Impairment losses related to trade and other receivables are presented separately in the statement of profit or loss. As a result, as of December 31, 2017 and 2016, we reclassified an impairment gain that amounted to $0.005 million and a loss of $0.9 million, respectively, recognized under IAS 39, from Selling, general and administrative expenses and an impairment loss of $1.6 million as of December 31, 2017 from Impairment of tax credits, to Net impairment (losses) gain on financial assets in the statement of profit or loss and other comprehensive income.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. We adopted IFRS 15 using the cumulative effect method (without practical expedients) with the effect of initially applying this standard recognized at the date of initial application, however, as per the management of our assessment, no effect had to be recognized at January 1, 2018. The details of the new significant accounting policies and the nature of the changes to previous accounting policies in relation to our services are set out below.

Under IFRS 15, an entity recognizes revenue when or as performance obligation is satisfied, i.e. when control of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

Our services are mainly performed under both time-and-material and fixed-price contracts. For revenues generated under time-and-material contracts, revenues are recognized as services are performed with the corresponding cost of providing those services reflected as cost of revenues when incurred. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client. Our performance obligations are the hours performed. We assessed that these performance obligations are satisfied over time and that the method currently used to measure the progress towards complete satisfaction of these performance obligations continue to be appropriate under IFRS 15.

We recognize revenues from fixed-price contracts in the accounting periods in which services are rendered. We assessed that these performance obligations are satisfied over time, applying the input or output methods depending on the nature of the project and the agreement with the customer, recognizing revenue on the basis of our efforts to the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation, or recognizing revenue on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract, respectively. Each method is applied according to the characteristics of each contract and client. Accordingly, the methods used to measure the progress towards complete satisfaction of these performance obligations are appropriate under IFRS 15.

•	New accounting pronouncements

We have not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 16	Leases[1]
IFRIC 23	Uncertainty over Income Tax Treatments[3]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its
Associate or Joint Venture[2]
Amendment to IAS 28	Long-term Interests in Associates and Joint Ventures[3]
Amendment to IFRS 9	Prepayment Features with Negative Compensation[3]
Amendments to IFRS 3 and 11 and IAS 12 and 23	Annual improvements 2015-2017 Cycle[4]
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement[3]
Amendments to References to the Conceptual Framework in IFRS Standards[4]
Amendment to IFRS 3	Definition of a business[5]
Amendment to IAS 1 and IAS 8	Definition of material[6]

1 Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted if IFRS 15 has also been applied.

2 Effective date deferred indefinitely.

3 Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.

4 Effective for annual periods beginning on or after January 1, 2019.

5 Effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. Earlier application is permitted.

6 Effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

•	On January 13, 2016, the IASB issued the IFRS 16 which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, with the distinction between operating and finance leases removed, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value to be accounted for by simply recognizing an expense, typically straight line, over the lease term. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 supersedes IAS 17 and related interpretations. Furthermore, extensive disclosures are required by IFRS 16. As of December 31, 2018, we have non–cancellable operating lease commitments of $55.2 million for office space and office equipment. IAS 17 does not require the recognition of any right-of-use or liability for future payments for these leases; instead, certain information is disclosed as operating lease commitment in note 27 to our consolidated financial statements. If these arrangements meet the definition of a lease under IFRS 16, we will recognize a right–of–use asset and a liability in respect of them unless they qualify of a low value or short–term leases upon the application of IFRS 16. In contrast, for finance leases where we are a lessee, we recognize an asset and a related finance lease liability for the lease arrangement. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application being permitted if IFRS 15 has also been applied. We have not opted for early application.

The most significant impact is that we recognize new assets and liabilities for its operating leases of offices and delivery and development centers.

We applied the practical expedient to grandfather the definition of a lease on transition. This means that it applied IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases under IAS 17 and IFRIC 4.

The lessee applies the election consistently to all of its leases.

We applied IFRS 16 initially on January 1, 2019. We have elected the practical expedient to not restate comparative information, and recognized the cumulative effect of initially applying IFRS 16 as an adjustment to the opening balance of retained earnings at January 1, 2019. Based on a preliminary assessment, we expects to recognize a right-of-use asset of $46.9 million, the corresponding liability of $48.5 million and an adjustment to retained earnings of $1.7 million as of January 1, 2019, related to lease arrangements other than short-term leases and leases of low-value assets.

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

The interpretation is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted. We have not opted for early application. The application of this interpretation did not have a material impact on our Financial Statements.

•	On September 11, 2014, the IASB issued amendments to IFRS 10 and IAS 28. These amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

◦	require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);

◦	require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors' interests in that associate or joint venture.

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

The amendments are effective for periods beginning on or after 1 January 2019. Earlier application is permitted. We have not opted for early application. The application of this amendment did not have a material impact on our Financial Statements.

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

The final amendments also contain (in the Basis for Conclusions) a clarification regarding the accounting for a modification or exchange of a financial liability measured at amortised cost that does not result in the derecognition of the financial liability. The IASB clarifies that an entity recognizes any adjustment to the amortised cost of the financial liability arising from a modification or exchange in profit or loss at the date of the modification or exchange. A retrospective change of the accounting treatment may therefore become necessary if in the past the effective interest rate was adjusted and not the amortised cost amount.

The amendments are effective for periods beginning on or after January 1, 2019. Earlier application is permitted. We have not opted for early application. The application of this amendment did not have a material impact on our Financial Statements.

•	On December 12, 2017, the IASB issued amendments to the following standards as result of the IASB's annual improvements 2015-2017 project:

◦	IFRS 3 (Business combinations): clarifies that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business.

◦	IFRS 11 (Joint arrangements): clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

◦	IAS 12 (Income tax): clarifies that all income tax consequences of dividends (i.e. distribution of profits) should be recognized in profit or loss, regardless of how the tax arises.

◦	IAS 23 (Borrowing costs): clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

Our management does not anticipate that the application of these amendments will have a material impact on the consolidated financial statements. The amendments are all effective for annual periods beginning on or after January 1, 2019.

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

The amendments are effective for periods beginning on or after January 1, 2019. We have not opted for earlier application. The application of this amendment did not have a material impact on our Financial Statements

•	On March 29, 2018, the IASB issued the Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32. Not all amendments, however update those pronouncements with regard to references to and quotes from the framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the framework they are referencing to (the IASC framework adopted by the IASB in 2001, the IASB framework of 2010, or the new revised framework of 2018) or to indicate that definitions in the standard have not been updated with the new definitions developed in the revised Conceptual Framework. Our management does not anticipate that the application of these amendments will have a material impact on our consolidated financial statements. The amendments are effective for annual periods beginning on or after January 1, 2020.

•	On October 22, 2018, the IASB has issued 'Definition of a Business (Amendments to IFRS 3)' aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets.

The amendments in Definition of a Business (Amendments to IFRS 3) are changes to Appendix A Defined terms, the application guidance, and the illustrative examples of IFRS 3 only. They:

◦	clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;
◦	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
◦	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
◦	remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs;
◦	and add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

Our management does not anticipate that the application of this amendment will have a material impact on our consolidated financial statements. This amendment is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. Earlier application is permitted. We have not opted for early application.

•	On October 31, 2018, the IASB has issued 'Definition of Material (Amendments to IAS 1 and IAS 8)' to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves.

The changes in Definition of Material (Amendments to IAS 1 and IAS 8) all relate to a revised definition of 'material' which is quoted as follows from the final amendments: "Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity". Three new aspects of the new definition should especially be noted:

◦	Obscuring. The existing definition only focused on omitting or misstating information, however, the Board concluded that obscuring material information with information that can be omitted can have a similar effect. Although the term obscuring is new in the definition, it was already part of IAS 1 (IAS 1.30A).
◦	Could reasonably be expected to influence. The existing definition referred to 'could influence' which the Board felt might be understood as requiring too much information as almost anything ‘could’ influence the decisions of some users even if the possibility is remote.
◦	Primary users. The existing definition referred only to 'users' which again the Board feared might be understood too broadly as requiring to consider all possible users of financial statements when deciding what information to disclose.

Our management does not anticipate that the application of these amendments will have a material impact on our consolidated financial statements. These amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted. We have not opted for early application.

C. Research and Development, Patents and Licenses, etc.

See “Business Overview — Intellectual Property.”

D. Trend Information

See "— Operating Results — Factors Affecting Our Results of Operations."

E. Off-Balance Sheet Arrangements

As of and for the three years ended December 31, 2018, we were not party to any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of December 31, 2018 and the effect such obligations are expected to have on our liquidity and cash flows.

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$55,222	$16,051	$22,453	$6,500	$10,218
Other financial liabilities (1)	12,765	9,347	3,418	—	—
Purchase Obligations (2)	4,386	4,386	—	—	—
Total	$72,373	$29,784	$25,871	$6,500	$10,218

(1)	Relates to Clarice, Ratio, PointSource and Small Footprint acquisitions. See note 24 to our audited consolidated financial statements.
(2)	Relates to Purchase Agreement with IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”). See note 21 to our consolidated financial statements.

G. Safe harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Statements Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

The table below sets forth information concerning our directors as of March 15, 2019.

Name	Position	Age	Date of Appointment	Current Term Expiring at Annual Meeting of Shareholders to Be Held in Year
Martín Migoya	Chairman of the Board and Chief Executive Officer	51	June 20, 2018	2021
Martín Gonzalo Umaran	Director and Chief of Staff	50	May 8, 2017	2020
Guibert Andrés Englebienne	Director and Chief Technology Officer	52	May 8, 2017	2020
Francisco Álvarez-Demalde	Director	40	May 4, 2015	2019
Mario Eduardo Vázquez	Director	83	May 6, 2016	2019
Philip A. Odeen	Director	83	June 20, 2018	2021
Marcos Galperin	Director	47	May 6, 2016	2019
Linda Rottenberg	Director	50	May 8, 2017	2020
Richard Haythornthwaite (*)	Director	62	Feb 13, 2019	2019

(*) Mr. Haythornthwaite was appointed by the board of directors to fill the vacancy on the board of directors created by David J. Moore’s resignation on July 24, 2018. Mr. Haythornthwaite will stand for election by the shareholders at the next annual meeting of the company.

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

Linda Rottenberg

Ms. Rottenberg has served as a member of our board of directors since 2017. She is the Co-Founder and Chief Executive Officer of Endeavor, a leader of the global high impact entrepreneurship movement, operating in 34 markets around the world. She also oversees Endeavor Catalyst Funds, which currently has over $115 million of assets under management, and coinvest in Endeavor Entrepreneurs to raise outside capital. Ms. Rottenberg serves as board director of a leading bandwidth infrastructure company (NYSE: ZAYO), and an online ordering platform (OLO). In her board capacity, she has served on two public company audit committees through SOX compliance and has helped companies achieve global expansion while maintaining an entrepreneurial culture. A graduate of Harvard College, and Yale Law School, Ms. Rottenberg has been named among TIME’s “Innovators for the 21st century’ and U.S. News and World Report’s “America’s Best Leaders”. In 2018, she received the Heinz Award in Technology, the Economy and Employment. We believe that Ms. Rottenberg is qualified to serve on our board of directors due to her knowledge and experience in the technology industry and experience serving as director of other companies.

Richard Haythornthwaite

Mr. Haythornthwaite has served as a member of our board of directors since February 2019. He is the global chairman of the NYSE-listed Mastercard Inc and an Advisory Partner to Moelis & Co. He is a co-founder and chairman of QIO Technologies, an industrial artificial intelligence company. He is also an investor in and chairman of ARC International, the global glass tableware manufacturer. He was previously the CEO of Invensys from 2001-2005 and Blue Circle Industries from 1999-2001 having joined as Director of Asia and Europe in 1997.  He spent his early career in BP from 1978-1995 before moving to Premier Oil as Commercial Director from 1995 to 1997. He has served as on the boards of Network Rail as chairman and Cookson, Lafarge, ICI and Land Securities as non-executive director. In the UK non-for-profit sector he is the current chair of the Creative Industries Federation and former chair of the Southbank Centre and Almeida Theatre. He was educated at MIT (Sloan Fellow) and The Queen’s College, Oxford (MA  Geology). We believe that Mr. Haythornthwaite is qualified to serve on our board of directors due to his extensive business experience, risk management expertise and financial understanding.

Senior Management

As of March 15, 2019, our group senior management is made up of the following members:

Name	Position
Martín Migoya	Chief Executive Officer
Martín Gonzalo Umaran	Chief of Staff
Guibert Andrés Englebienne	Chief Technology Officer
Nestor Augusto Nocetti	Executive Vice President, Corporate Affairs
Juan Ignacio Urthiague	Chief Financial Officer
Yanina Maria Conti	Chief Accounting Officer
Guillermo Willi	Chief People Officer
Gustavo Barreiro	Chief Information Officer
Sol Mariel Noello	General Counsel
Wanda Weigert	Chief Brand Officer
Patricia Pomies	Chief Delivery Officer

The business address of our group senior management is c/o Sistemas Globales S.A., Ing. Butty 240, 9th floor, Laminar Plaza Tower, C1101 AFB, Capital Federal, Argentina.

The following is the biographical information of the members of our group senior management other than Messrs. Migoya, Umaran and Englebienne, whose biographical information is set forth in “— Directors.”

Nestor Augusto Nocetti

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

Juan Ignacio Urthiague

Mr. Urthiague has been our Chief Financial Officer since October 2018 and is in charge of corporate finance, treasury, accounting and tax, financial reporting, financial services and investor relations. Mr. Urthiague joined Globant in 2011, and was a key member in the company’s global expansion and transformation into a publicly listed company on the NYSE. Prior to his return to Globant, he spent 15 months outside the company serving as Chief Financial Officer Latam for OLX and as Chief Financial Officer for avantrip.com. Prior to joining Globant in 2011, Mr. Urthiague worked as Planning Manager for Amadeus IT Group in Spain and as Senior Credit Specialist at Merrill Lynch in Ireland. He also held financial roles for companies like British American Tobacco, Ternium and IBM. Mr. Urthiague has a MSc. in Finance and Capital Markets from Dublin City University and a Bachelor’s degree in Business Administration from the Universidad de Buenos Aires.

Yanina Maria Conti

Mrs. Conti has been our Chief Accounting Officer since 2017. From 2013 until 2017, she served as our SEC Reporting and Audit Manager. From 2004 to 2013, Mrs. Conti worked for Ernst & Young, auditing large public and private firms and gaining experience with IFRS accounting and audit procedures. As our Chief Accounting Officer, Mrs. Conti is in charge of accounting, tax, external audit and reporting. Mrs. Conti has a degree in public accounting and in business administration from the Universidad de Buenos Aires.

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

Sol Mariel Noello

Mrs. Noello has been our General Counsel since December 2018. She first joined Globant as Legal Counsel in 2011 and has been in charge of supervising the functions of Globant´s Legal department since February 2015, in the roles of Leader and of Manager of Globant´s Legal department. In such roles Mrs. Noello contributed to the growth of the area and the development of an internal legal support system, including the implementation of processes and controls related to the legal function within the company. Before joining Globant, Mrs. Noello worked at Tata Consultancy Services from 2009 to 2011 as Legal Officer in the company´s regional legal department for LATAM. Mrs. Noello holds a law degree from Universidad de Belgrano in Argentina and has completed a number of post-graduate courses in corporate law at Universidad Argentina de la Empresa.

Wanda Weigert

Mrs. Weigert has been our Chief Brand Officer since November 2018. From 2007 to 2018 she served as our Communications Manager and Director of Communications and Marketing. She joined Globant in 2005 and worked for two years in the Internet marketing department as a senior consultant. From 2002 to 2005, she worked at Jota Group, a publishing house where she was responsible for the development of corporate communications tools for different multinational customers. Mrs. Weigert created and supervises Globant’s communications department. As our Chief Brand Officer, she coordinates Globant’s relationships with the press throughout the globe. She is also responsible for developing both our internal and external communications strategies. Mrs. Weigert holds a bachelor’s degree in social communications from Universidad Austral and she completed her post-graduate studies in marketing at the Pontificia Universidad Católica Argentina “Santa Maria de los Buenos Aires."

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

B. Compensation

Compensation of Board of Directors and Senior Management

The total fixed and variable remuneration of our directors and senior management for the years ended December 31, 2018, 2017 and 2016 amounted to $5.1 million, $4.5 million and $4.4 million, respectively.

We adopted an equity incentive plan in connection with the completion of our initial public offering. See “— 2014 Equity Incentive Plan”. From the adoption of this plan until the date of this annual report we granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,277,434 common shares and 770,849 restricted stock units. In addition, we replaced our existing variable compensation arrangements with a new short-term incentive plan providing for the payment of bonuses based on the achievement of certain financial and operating performance measures.

2014 Equity Incentive Plan

On July 3, 2014, our board of directors and shareholders approved and adopted our 2014 Equity Incentive Plan, which was amended by our board of directors to increase the number of common shares that may be issued as stock awards from 1,666,667 to up to 3,666,667 on May 9, 2016, and from 3,666,667 to 5,666,667 on February 13, 2019. The following description of the plan is qualified in its entirety by the full text of the plan, which has been filed with the SEC as an exhibit to the registration statement previously filed in connection with our initial public offering and incorporated by reference herein.

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

Common Shares Subject to the Plan. The number of common shares that we may issue with respect to awards granted under the plan will not exceed an aggregate of 5,666,667 common shares. This limit will be adjusted to reflect any stock dividends, split ups, recapitalizations, mergers, consolidations, share exchanges, and similar transactions. If any award, or portion of an award, under the plan expires or terminates unexercised, becomes unexercisable, is settled in cash without delivery of common shares, or is forfeited or otherwise terminated or cancelled as to any common shares, the common shares subject to such award will thereafter be available for further awards under the plan. Common shares used to pay the exercise price of an award or tax obligations will not be available again for other awards under the plan.

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

In 2018, we paid an aggregate of $430,000 in director fees to certain members of our board of directors who are considered independent.

Members of our senior management who are members of our board of directors will not receive compensation from us for their service on our board of directors. Accordingly, Messrs. Migoya, Umaran and Englebienne will not receive compensation from us for their service on our board of directors. Only those directors who are considered independent directors under the corporate governance rules of the NYSE will be eligible, subject to our shareholders’ approval, to receive compensation from us for their service on our board of directors. Ms. Rottenberg and Messrs. Galperin, Odeen, Álvarez-Demalde, Haythornthwaite and Vázquez as well as other independent directors will be paid annually a cash amount ranging between $75,000 and $100,000.

In 2018, we granted restricted stock units to Linda Rottenberg, Martin Migoya, Martín Umaran and Guibert Englebienne in the amounts of 2,174, 35,000, 15,000 and 12,000, respectively, all of which are subject to ratification by our shareholders at the annual general meeting.

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

In 2016, our compensation committee approved an amendment to Martín Migoya’s noncompetition agreement to increase his compensation to 36 times the highest monthly compensation paid to him during the 12-month period immediately preceding the date of termination of his employment. In addition, our compensation committee approved an amendment each founder’s noncompetition agreement so that the compensation calculation will include the proportional amount of any variable annual cash compensation payable to each founder, at target amounts, and that each founder will be entitled to receive continued health coverage and life insurance after the termination of their employment and for a period of 36 months in the case of Martín Migoya and of 24 months in the case of Messrs Umaran, Englebienne and Nocetti.

In addition, our compensation committee approved the execution of a noncompetition agreement with Mr. Marsicovetere, our former Chief Operating Officer, Mr. Scannapieco and Ms. Pomies, under substantially similar terms and conditions to those applicable to those of Messrs. Umaran, Englebienne and Nocetti.

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

The current members of our corporate governance and nominating committee are Messrs. Galperin, Odeen and Vázquez, with Mr. Vázquez serving as chairman. Each of Messrs. Galperin, Vázquez and Odeen satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE.

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

As of December 31, 2018, 2017 and 2016, on a consolidated basis, we had 8,384, 6,753 and 5,631 employees, respectively.

As of December 31, 2018, we had 38 Globers, principally at our delivery center in Rosario, Argentina, who are covered by a collective bargaining agreement with the trade union Federación Argentina de Empleados de Comercio y Servicios (“FAECYS”), which is renewed on an annual basis. In addition, the Globers from our Brazilian payroll are affiliated to the trade union SINDPD-SP, the Globers from our Spanish payroll are affiliated with the trade unions UGT y CCOO - Oficinas y Despachos de la Comunidad de Madrid, ad the Globers from our French payroll are affiliated to the trade union Federation Syntec.

The following tables show our total number of full-time employees as of December 31, 2018 broken down by functional area and geographical location:

Number of employees
Technology	7,314
Operations	507
Sales and Marketing	85
Management and administration	478
Total	8,384

Number of employees
Argentina	2,857
Brazil	22
Colombia	2,095
Chile	219
United Kingdom	35
Uruguay	412
United States	585
Mexico	861
Peru	100
India	972
Spain	75
Belarus	70
Romania	81
Total	8,384

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

Recruitment and Retention

We have a global presence with delivery centers in North America, Latin America, Europe, and Asia. Our de-centralization strategy allow us to expand and diversify our sources of talent in our development centers all over the world.

Our offices are located near regional academic and engineering hubs to facilitate our access to a growing talent base. In the case of Latin America, certain of the top universities from the region are located in cities where we have delivery centers with large operations. We work closely with those colleges, as well as non-governmental organizations, tech clusters and professional organizations to nurture the technological ecosystem and create opportunities for growth for both Globant and our current and prospective Globers, through meetups, conferences, bootcamps and recruiting events.

We seek employees who are motivated to be part of a leading company that uses the latest technologies in the digital and cognitive field to transform organizations in every aspect.

Of our employee base, approximately 72% of our Globers have obtained a university degree and 23% are undergoing university-level studies while they are employed by our company. Approximately 3.2% have obtained a postgraduate level degree, and many have specialized industry credentials or licensing, including in systems engineering, electronic engineering, computer science, information systems administration, business administration and graphic and web design.

Since our inception, we believe we have become a unique player for IT university graduates in the countries where we have operations. Our culture is the foundation that supports and facilitates our distinctive approach. Globant was named a Best Company for Culture and Diversity in 2018 and listed as one of the top 25 best companies for diversity in 2017 by Comparably.com.

This culture can be best described as entrepreneurial, flexible, sustainable and team-oriented. Diversity and Inclusion are key to our business. Technology requires us to innovate constantly, and there is no way to innovate if we do not connect different points of view. We believe that a person who thinks and lives differently is not a threat or a problem, but on the contrary, offers everyone an opportunity to learn, grow, and co-create. This is why we strive to find talent in diverse places and walks of life, and why we launched several initiatives to strengthen our diversity.

Employee retention is one of our main priorities and a key driver of operational efficiency and productivity. We seek to retain top talent by providing the opportunity to work on cutting-edge projects for world-class clients, a flexible work environment, training and development programs, and non-traditional benefits. The total attrition rate among our Globers was 18.2%, 18.0% and 19.3% for the years ended December 31, 2018, 2017 and 2016, respectively.

Training and Development

We dedicate significant resources to the development and professional growth of our employees through learning experiences, career plans, mentoring, talent assessment, succession planning and performance management.

In 2015, Globant Academy was launched. Globant Academy is a continuous training program in which all of our training efforts are consolidated and formalized within four distinct schools (Technology, Leadership, Corporate and Languages).

The Technology School was created to promote science, technology, engineering, software development and design. The Leadership School is for self-development, which facilitates training on social skills in order to become a successful leader. The Corporate School was created to educate our employees about agile methodologies, our internal processes and procedures. The Language School is to support learning and practicing the most popular languages in the industry.

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

One of our main focuses is to provide transparency and enable our employees to enhance their profession development within our organization. As part of our efforts to accomplish these objectives, we host an ongoing program, called “Keep your Career Moving".

For our leaders, we offer a Leadership Community, in which leaders can find relevant information for their roles and obtain training through various offerings, including specific onboardings, knowledge sharing sessions and various resource materials. During 2018 we launched “LeAP” (Leadership Accelerator Program), which aims to help foster our Leaders’ development and strengthen their management skills by giving them all the essential tools to leap ahead in their careers.

Through our Learning Community, we give our trainers and our learning content developers a space to share experiences, connect with others with the same interests and provide the resources to have the best learning experiences at Globant.

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

We offer several benefits including subsidized company trips, extended maternity and paternity leaves, health plans for Globers (and in some countries, for the Glober's family), yoga, relaxation and massage sessions, and corporate discount programs at certain universities and gyms, among others.

E. Share Ownership

Share Ownership

The total number of shares of the company beneficially owned by our directors and executive officers, as of the date of this annual report, was 1,700,088 (includes common shares subject to options that are currently exercisable or will be exercisable within 60 days of March 15, 2019 as well as common shares issuable upon settlement of restricted stock units that have vested or will vest within 60 days of March 15, 2019), which represents 4.61% of the total shares of the company. See table in “Major Shareholders and Related Party Transactions — Major Shareholders.”

Share Options

See “— Compensation — Compensation of Board of Directors and Senior Management — 2014 Equity Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of March 15, 2019, by:

•	each of our directors and members of senior management individually;

•	all directors and members of senior management as a group; and

•	each shareholder whom we know to own beneficially more than 5% of our common shares.

As of March 15, 2019, we had 36,392,510 issued and outstanding common shares. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, to receive the economic benefit of ownership of the securities, or has the right to acquire such powers within 60 days. Common shares subject to options, restricted stock units, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of March 15, 2019 are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. As of March 15, 2019, we had 132 holders of record in the United States with approximately 89.80% of our issued and outstanding common shares.

	Number	Percent
Directors and Senior Management
Francisco Álvarez-Demalde (1)	13,500	*
Gustavo Barreiro (2)	55,003	*
Yanina Maria Conti (3)	667	*
Guibert Andres Englebienne (4)	370,764	1.02%
Marcos Galperin (5)	22,170	*
Richard Haythornthwaite	-	*
Martín Migoya (6)	342,759	*
Nestor Augusto Nocetti (7)	349,565	*
Sol Mariel Noello (8)	5,250	*
Philip A. Odeen (9)	22,170	*
Patricia Pomies (10)	16,750	*
Linda Rottenberg (11)	2,174	*
Martín Gonzalo Umaran (12)	414,190	1.14%
Juan Ignacio Urthiague	-	*
Mario Vazquez (13)	22,170	*
Wanda Weigert (14)	16,500	*
Guillermo Willi (15)	46,456	*
All Directors and Senior Management as a group	1,700,088	4.66%
*Less than 1%
5% or More Shareholders:
Morgan Stanley Investment Management Inc. (16)	3,096,363	8.51%
Wellington Management Group LLP (17)	2,267,536	6.23%
Wasatch Advisors, Inc. (18)	2,002,342	5.50%
GIC Asset Management Pte. LTD (19)	1,988,214	5.46%

(1)	Includes 13,500 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(2)	Includes 19,500 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(3)	Includes 667 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(4)	Includes 93,000 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable, and 177,166 common shares held by a revocable trust formed under Wyoming law (the “Revocable Englebienne Trust Shares”) formed by Mr. Englebienne that was established for the benefit of Mr. Englebienne, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Englebienne Trust Shares to a Uruguayan company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the Uruguayan company and holds voting and dispositive power over the 177,166 common shares held by such company.
(5)	Includes 22,170 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(6)	Includes 156,500 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable, and 147,040 common shares held by a revocable trust formed under Wyoming law (the “Revocable Migoya Trust Shares”) formed by Mr. Migoya that was established for the benefit of Mr. Migoya, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Migoya Trust Shares to a Uruguayan company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the Uruguayan company and holds voting and dispositive power over the 147,040 common shares held by such company.

(7)	Includes 12,500 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable, and 252,770 common shares held by a revocable trust formed under Wyoming law (the “Revocable Nocetti Trust Shares”) formed by Mr. Nocetti that was established for the benefit of Mr. Nocetti, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Nocetti Trust Shares to a Uruguayan company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the Uruguayan company and holds voting and dispositive power over the 252,770 common shares held by such company.
(8)	Includes 5,250 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(9)	includes 22,170 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(10)	Includes 16,750 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(11)	Includes 2,174 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(12)	Includes 80,000 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable, and 259,241 common shares held by a revocable trust formed under Wyoming law (the “Revocable Umaran Trust Shares”) formed by Mr. Umaran that was established for the benefit of Mr. Umaran, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Umaran Trust Shares to a Uruguayan company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the Uruguayan company and holds voting and dispositive power over the 259,241 common shares held by such company.
(13)	Includes 22,170 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(14)	Includes 16,500 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(15)	Includes 32,791 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(16)	Based on a Schedule 13G filed jointly by Morgan Stanley and Morgan Stanley Investment Management Inc. (“MSIM”) with the SEC on February 12, 2019. Each of Morgan Stanley and MSIM beneficially own 3,096,363 of our common shares, have shared voting power with respect to 1,467,412 shares and shared dispositive power with respect to all 3,096,363 shares. The securities are being reported upon by Morgan Stanley and MSIM, in their capacity as an investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E) and a parent holding company under Rule 240.13d-1(b)(1)(ii)(G) of the Exchange Act. The securities being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by MSIM, a wholly-owned subsidiary of Morgan Stanley.
(17)	Based on a Schedule 13G filed jointly by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LL and Wellington Management Company LLP (the “Reporting Entities”) with the SEC on February 14, 2019. The Reporting Entities in their capacity as an investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E) of the Exchange Act and as a parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G), beneficially own 2,267,536 of our common shares, and have shared voting power with respect to 1,980,848 shares and shared dispositive power with respect to all 2,267,536 shares.
(18)	Based on a Schedule 13G filed with the SEC on February 14, 2019. Wasatch Advisors, Inc beneficially owns 2,002,342 of our common shares and has sole and dispositive power with respect to all of such shares.
(19)	Based on a Schedule 13G/A filed with the SEC on January 21, 2019. GIC Private Limited beneficially owns 1,988,214 of our common shares and has sole and dispositive power with respect to 1,527,218 of such shares and shared voting and dispositive power with respect to 460,996 of such shares.

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

In May 2018, we received a demand request from WPP and, in June 2018, we closed a secondary public offering through which WPP sold 6,687,548 common shares.

Shelf Registration Rights

We will use commercially reasonable efforts to remain qualified to register securities pursuant to Form F-3, and each Registration Rights Holder may make one written request that we register the offer and sale of their common shares on a shelf registration statement on Form F-3 if we are eligible to file a registration statement on Form F-3 so long as the request covers at least that number of common shares with an anticipated aggregate offering sale of at least $5,000,000.

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

Tag-Along Agreement

On July 23, 2014, the Founders, the Uruguayan Entities, Paldwick S.A., the Riverwood Entities, the FTV Partnerships, Endeavor Global, Inc. and Endeavor Catalyst Inc. (collectively, the “Selling Shareholders”) entered into a tag-along agreement. Under the Tag-Along Agreement, if, during the four years immediately following the date our registration statement filed with the SEC was declared effective, any of the Selling Shareholders proposes to make a transfer of our shares to any other Selling Shareholder or WPP, each of (i) the Founders and the Uruguayan Entities (individually and/or acting as a group, (ii) the RW Entities (individually and/or acting as a group), (iii) the FTV Partnerships (individually and/or acting as a group), and (v) Endeavor, shall have the right to participate in such sale with respect to any shares held by them on a pro rata basis, and on the same terms and conditions and the same total consideration, as those offered to the corresponding Selling Shareholder in the applicable transfer.

Other Related-Party Transactions

 For a summary of our revenue and expenses and receivables and payables with related parties, please see note 22 to our audited consolidated financial statements.

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

Legal Proceedings

We may be involved in litigation in the normal course of our business, both as a defendant and as a plaintiff. In the ordinary course of our business, we are subject to certain contingent liabilities with respect a variety of potential claims, lawsuits and other proceedings, including claims related to patent infringement, purported class actions, tax and labor lawsuits and other claims. In particular, in the software and technology industries, other companies own large numbers of patents, copyrights, trademarks and trade secrets and frequently engage in litigation based on allegations of infringement or other violations of intellectual property rights. We have received and may continue to receive assertions and claims that our services infringe on these patents or other intellectual property rights. See “Risk Factors — Risks Related to Our Business and Industry — If we incur any liability for a violation of the intellectual property rights of others, our reputation, business, financial condition and prospects may be adversely affected.” In such cases litigation may be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. However, given that litigation could be costly and time-consuming and could divert the attention of management and key personnel from our business operations, we may elect to settle these claims from time to time. We accrue liabilities when it is probable that future costs will be incurred and such cost can be reasonably estimated.

On February 10, 2012, FAECYS filed a lawsuit against our Argentine subsidiary, Sistemas Globales S.A., in which FAECYS demanded the application of its collective labor agreement to the employees of that subsidiary. According to FAECYS's claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales' employees.

On April 16, 2018, the lower court dismissed the complaint filed by FAECYS, and such decision was subsequently confirmed by the court of appeals. The judgment is now final and is not subject to further appeals.

Certain of our non- U.S. subsidiaries are currently under examination by the Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of $1.4 million plus penalties and interest for employment taxes for those years. Our subsidiaries filed protests of these proposed assessments with the IRS which have been sent to the Office of Appeals within the IRS for further examination. At this stage, the management cannot make any predictions about the final outcome of this matter or the timing thereof.

In addition to the foregoing, as of December 31, 2018, we are a party to certain other legal proceedings, including tax and labor claims, where the risk of loss is considered possible. In the opinion of our management, the ultimate disposition of such threatened and/or pending matters, either individually or on a combined basis, is not likely to have a material effect on our financial condition, liquidity or results of operations.

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

We are a holding company and have no material assets other than direct and indirect ownership of our operating and non-operating subsidiaries. If we were to distribute a dividend at some point in the future, we would cause the operating subsidiaries to make distributions in an amount sufficient to cover any such dividends.

B. Significant Changes

Acquisition of Avanxo

On January 17, 2019, we entered into a Share Purchase Agreement (the “Purchase Agreement”) with the shareholders of Avanxo (Bermuda) Limited (“Avanxo”), pursuant to which we agreed to purchase all of Avanxo’s share capital (the "Acquisition") subject to the terms and conditions set forth in the Purchase Agreement. Avanxo is a cloud consulting and implementation company headquartered in Bermuda, with operations in Brazil, Mexico, Colombia, Peru, Argentina and the United States. The transaction closed in February 1, 2019.

Under the terms of the Purchase Agreement, the total consideration payable by us to Avanxo’s shareholders, assuming a debt-free and cash-free balance sheet, is $48.6 million (the "Purchase Price") subject to a working capital adjustment, reduction for uncollected accounts receivables and the amounts of the Earn-Out Payments (as defined below) that become due and payable.

Of the Purchase Price, we paid $40.9 million on the closing of the Acquisition, of which $40.1 million was paid in cash and $0.8 million in Globant common shares.

The remaining amount of the Purchase Price, $7.6 million, will be payable in two installments, at the end of each of the years ending December 31, 2019 and 2020, and is subject to upwards or downwards adjustment based on Avanxo’s achievement of specified revenue, gross margin and operating margin targets for each of the years ending December 31, 2019 and 2020 (the “Earn Out Payments”).

At our sole option, we will be entitled to pay up to 25% of each Earn Out Payment through the issuance and delivery of our common shares. The number of our common shares that may be issued and delivered to Avanxo´s selling shareholders will be determined based on the volume weighted average trading price for the 60 calendar day period prior to the payment date of the relevant Earn Our Payment. Common shares issued pursuant to the exercise by us of this option will be subject to a 12-month lock-up period. These common shares are expected to be issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended.

Convertible Loan Agreement with Wolox

On January 4, 2019 ("Issuance Date"), we entered into a convertible note purchase agreement with Wolox, LLC for an aggregate principal amount of $1.8 million (the "Principal Amount"). Interest on the Principal Amount is computed at an annual rate equal to Libor plus 2%. The Principal Amount will be due and payable to us in a term of 18 month from the Issuance Date, at which time we will hold an option to convert any portion of the outstanding Principal Amount into fully paid and nonassessable membership interest of Wolox, LLC.

ITEM 9. THE OFFER AND LISTING.

A. Offering and listing details.

Our ordinary shares began trading on the NYSE under the symbol "GLOB" in connection with our IPO on July 18, 2014.

Our ordinary shares began trading on the Lux SE under the International Securities Identification Number (ISIN) code "LU0974299876" on August 11, 2016.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares began trading on (i) the NYSE under the symbol "GLOB" in connection with our IPO on July 18, 2014, and (ii) on the Lux SE under the ISIN code "LU0974299876"on August 11, 2016. See "The Offer and Listing - Offering and Listing Details."

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

General

We are a Luxembourg joint stock company (société anonyme) and our legal name is "Globant S.A." We were incorporated on December 10, 2012. We are registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés de Luxembourg) under number B 173 727 and have our registered office at 37A Avenue J.F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg.

Share Capital

As of December 31, 2018, our issued share capital was $43,324,576.80, represented by 36,103,814 common shares with a nominal value of $1.20 each, of which 138,152 were treasury shares held by us.

We had an authorized share capital, excluding the issued share capital, of $7,555,227.60 consisting of 6,296,023 common shares with a nominal value of $1.20 each.

Our shareholders' meeting has authorized our board of directors to issue common shares within the limits of the authorized share capital at such time and on such terms as our board of directors may decide during a period ending on the fifth anniversary of the date of publication in Recueil Electronique des Sociétés et Associations ("RESA") of the minutes of the extraordinary general meeting of shareholders held on May 8, 2017, which publication occurred on May 19, 2017, and which period ends on May 19, 2022 and may be renewed. Accordingly, our board of directors may issue up to 6,296,023 common shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

Our authorized share capital is determined by our articles of association, as amended from time to time, and may be increased or reduced by amending the articles of association by approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders' meeting. Under Luxembourg law, our shareholders have no obligation to provide further capital to us.

Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law authorized our board of directors to waive, suppress or limit, any pre-emptive subscription rights of shareholders provided by law to the extent our board of directors deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of our authorized share capital. Such common shares may be issued above, at or below market value as well as above, at or below nominal value by way of incorporation of available reserves (including premium).

Form and Transfer of Common Shares

Our common shares are issued in registered form only and are freely transferable under Luxembourg law and our articles of association. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our common shares.

Under Luxembourg law, the ownership of registered shares is established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholder register. Transfers of common shares not deposited into securities accounts are effective towards us and third parties either through the recording of a declaration of transfer into the shareholders' register, signed and dated by the transferor and the transferee or their representatives or by us, upon notification of the transfer to, or upon the acceptance of the transfer by, us. Should the transfer of common shares not be recorded accordingly, the shareholder is entitled to enforce his or her rights by initiating the relevant proceedings before the competent courts of Luxembourg.

In addition, our articles of association provide that our common shares may be held through a securities settlement system or a professional depositary of securities. The depositor of common shares held in such manner has the same rights and obligations as if such depositor held the common shares directly. Common shares held through a securities settlement system or a professional depositary of securities may be transferred from one account to another in accordance with customary procedures for the transfer of securities in book-entry form. However, we will make dividend payments (if any) and any other payments in cash, common shares or other securities (if any) only to the securities settlement system or the depositary recorded in the shareholders’ register or in accordance with its instructions.

Issuance of Common Shares

Pursuant to Luxembourg Corporate Law, the issuance of common shares requires the amendment of our articles of association by the approval of two-thirds of the votes at a quorate extraordinary general shareholders' meeting; provided. however, that the general meeting may approve an authorized share capital and authorize our board of directors to issue common shares up to the maximum amount of such authorized unissued share capital for a five year period beginning either on the date of the relevant general meeting or the date of publication in the RESA of the minutes of the relevant general meeting approving such authorization. The general meeting may amend or renew such authorized share capital and such authorization of our board of directors to issue common shares.

As of December 31, 2018 we had an authorized share capital, excluding the issued share capital, of $7,555,227.60 and our board of directors was authorized to issue up to 6,296,023 common shares (subject to stock splits, consolidation of common shares or like transactions) with a nominal value of $1.20 per common share.

Our articles of association provide that no fractional shares shall be issued or exist.

Pre-emptive Rights

Unless limited, waived or cancelled by our board of directors in the context of the authorized share capital or pursuant to a decision of an extraordinary general meeting of shareholders pursuant to the provisions of the articles of association relating to amendments thereof, holders of our common shares have a pro rata pre-emptive right to subscribe for any new common shares issued for cash consideration. Our articles of association provide that pre-emptive rights can be waived, suppressed or limited by our board of directors for a period ending on the fifth anniversary of the date of publication in the RESA of the minutes of the extraordinary general meeting of shareholders held on May 8, 2017, which publication occurred on May 19, 2017 and which period ends on May 19, 2022, in the event of an increase of the issued share capital by our board of directors within the limits of the authorized share capital.

Repurchase of Common Shares

We cannot subscribe for our own common shares. We may, however, repurchase issued common shares or have another person repurchase issued common shares for our account, subject to the following conditions:

•	the repurchase complies with the principle of equal treatment of all shareholders, except in the event such repurchase was the result of the unanimous decision of a general meeting at which all shareholders were present or represented (in addition, listed companies may repurchase their own shares on the stock exchange without an offer to repurchase having to be made to the shareholders);

•	prior authorization by a simple majority vote at an ordinary general meeting of shareholders is granted, which authorization sets forth the terms and conditions of the proposed repurchase, including the maximum number of common shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of a repurchase for consideration, the minimum and maximum consideration per common share;

•	the repurchase does not reduce our net assets (on a non-consolidated basis) to a level below the aggregate of the issued share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of association; and

•	only fully paid-up common shares are repurchased.

No prior authorization by our shareholders is required for us to repurchase our own common shares if:

•	we are in imminent and severe danger, in which case our board of directors must inform the general meeting of shareholders held subsequent to the repurchase of common shares of the reasons for, and aim of such repurchase, the number and nominal value of the common shares repurchased, the fraction of the share capital such repurchased common shares represented and the consideration paid for such shares; or

•	the common shares are repurchased by us or by a person acting for our account in view of a distribution of the common shares to our employees.

On June 18, 2014, the general meeting of shareholders according to the conditions set forth in article 49-2 of Luxembourg Corporate Law granted our board of directors the authorization to repurchase up to a maximum number of shares representing 20% of the issued share capital immediately after the closing of our initial public offering for a net purchase price being (i) no less than 50% of the lowest stock price and (ii) no more than 50% above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our board of directors, over the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction). The authorization is valid for a period ending five years from the date of the general meeting or the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, our board of directors is authorized to acquire and sell our common shares under the conditions set forth in the minutes of such general meeting of shareholders. Such purchases and sales may be carried out for any purpose authorized by the general meeting of Globant S.A.

Capital Reduction

Our articles of association provide that our issued share capital may be reduced by a resolution adopted by a two-thirds majority of the votes at a quorate extraordinary general shareholders' meeting. If the reduction of capital results in the capital being reduced below the legally prescribed minimum, the general meeting of the shareholders must, at the same time, resolve to increase the capital up to the required level.

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

A general meeting of our shareholders may, at any time, be convened by our board of directors, to be held at such place and on such date as specified in the convening notice of such meeting. Our articles of association and Luxembourg law provide that a general meeting of shareholders must be convened by our board of directors, upon request in writing indicating the agenda, addressed to our board of directors by one or more shareholders representing at least 10% of our issued share capital. In such case, a general meeting of shareholders must be convened and must be held within a period of one month from receipt of such request. One or more shareholders holding at least 5% of our issued share capital may request the addition of one or more items to the agenda of any general meeting of shareholders and propose resolutions. Such requests must be received at our registered office by registered mail at least 22 days before the date of such meeting.

Our articles of association provide that if our common shares are listed on a stock exchange, all shareholders recorded in any register of our shareholders are entitled to be admitted and vote at the general meeting of shareholders based on the number of shares they hold on a date and time preceding the general meeting of shareholders as the record date for admission to the general meeting of shareholders (the "Record Date"), which the board of directors may determine as specified in the convening notice, subject to the law of May 24, 2011 on the exercise of certain rights of shareholders of listed companies (the “Shareholder Rights Law”). Furthermore, any shareholder, holder or depositary, as the case may be, who wishes to attend the general meeting must inform us thereof no later than on the fourteenth day preceding the date of such general meeting, or by any other date which the board of directors may determine and as specified in the convening notice, in a manner to be determined by our board of directors in the notice convening the general meeting of the shareholders. In the case of common shares held through the operator of a securities settlement system or with a depositary, or sub-depositary designated by such depositary, a shareholder wishing to attend a general meeting of shareholders should receive from such operator or depositary a certificate certifying the number of common shares recorded in the relevant account on the Record Date. The certificate should be submitted to us at our registered office no later than three business days prior to the date of such general meeting. In the event that the shareholder votes by means of a proxy, the proxy must be deposited at our registered office at the same time or with any of our agents, duly authorized to receive such proxies. Our board of directors may set a shorter period for the submission of the certificate or the proxy in which case this will be specified in the convening notice.

The convening of, and attendance to, our general meetings is subject to the provisions of the Shareholders Rights Law.

General meetings of shareholders shall be convened in accordance with the provisions of our articles of association and Luxembourg corporate law, the Shareholders Rights Law and the requirement of any stock exchange on which our shares are listed. The Shareholders Rights Law provides -inter alia- that convening notices for any general meeting shall contain the agenda of the meeting and shall take the form of announcements published in the RESA, in a Luxembourg newspaper and in the media, in a manner which ensures effective dissemination of information to the public throughout the European Economic Area ("EEA") and which ensures a prompt access to such information on a non-discriminatory basis. Notices by mail shall also be sent at least 30 days before the meeting to registered shareholders, provided that no proof of compliance with this requirement is necessary. Where all the common shares are in registered form, the convening notices may be made only by registered letters.

In the event (i) an extraordinary general meeting of shareholders is convened to vote on an extraordinary resolution (See below under "Voting Rights" for additional information), (ii) such meeting is not quorate and (iii) a second meeting is convened, the second meeting will be convened by means of announcements published in the RESA, in a Luxembourg newspaper and in the media, in a manner which ensures effective dissemination of information to the public throughout the EEA and which ensures prompt access to such information on a non-discriminatory basis, at least 17 days prior to the meeting if the agenda has not been modified or at least 30 days if the agenda has been modified.

Pursuant to our articles of association, if all shareholders are present or represented at a general meeting of shareholders and state that they have been informed of the agenda of the meeting, the general meeting of shareholders may be held without prior notice.

Our annual general meeting is held on the date set forth in the corresponding convening notice within six months of the end of each financial year at our registered office or such other place as specified in such convening notice.

Voting Rights

Each share entitles the holder thereof to one vote at a general meeting of shareholders.

Luxembourg law distinguishes between ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of association and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary Resolutions. Pursuant to our articles of association and the Luxembourg Corporate Law, ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution at a general meeting. Abstentions and nil votes will not be taken into account.

Extraordinary Resolutions. Extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized share capital or issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a merger (fusion) or de-merger (scission), (d) dissolution, (e) an amendment to our articles of association and (f) a change of nationality. Pursuant to Luxembourg law and our articles of association, for any extraordinary resolutions to be considered at a general meeting, the quorum must generally be at least 50% of our issued share capital. Any extraordinary resolution shall generally be adopted at a quorate general meeting upon a two-thirds majority of the votes validly cast on such resolution. In case such quorum is not reached, a second meeting may be convened by our board of directors in which no quorum is required, and which must generally still approve the amendment with two-thirds of the votes validly cast. Abstentions and nil votes will not be taken into account.

Appointment and Removal of Directors. Members of our board of directors are elected by ordinary resolution at a general meeting of shareholders. Under our articles of association, all directors are elected for a period of up to four years, provided, however, that our directors shall be elected on a staggered basis. Any director may be removed with or without cause and with or without prior notice by a simple majority vote at any general meeting of shareholders. The articles of association provide that, in case of a vacancy, our board of directors may fill such vacancy on a temporary basis by a person designated by the remaining members of our board of directors until the next general meeting of shareholders, which will resolve on a permanent appointment. The directors shall be eligible for re-election indefinitely.

Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of our common shares by non-Luxembourg residents.

Amendment to Articles of Association

Shareholder Approval Requirements. Luxembourg law requires that an amendment to our articles of association generally be made by extraordinary resolution. The agenda of the general meeting of shareholders must indicate the proposed amendments to the articles of association.

Pursuant to Luxembourg Corporate Law and our articles of association, for an extraordinary resolution to be considered at a general meeting, the quorum must generally be at least 50% of our issued share capital. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise required by law) upon a two-thirds majority of the votes validly cast on such resolution. If the quorum of 50% is not reached at this meeting, a second general meeting may be convened, in which no quorum is required, and may approve the resolution at a majority of two-third of votes validly cast.

Formalities. Any resolutions to amend the articles of association or to approve a merger, de-merger, change of nationality, dissolution or change of nationality must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and Division

A merger by absorption whereby one Luxembourg company, after its dissolution without liquidation, transfers to another company all of its assets and liabilities in exchange for the issuance of common shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at a general meeting of shareholders by an extraordinary resolution of the Luxembourg company, and the general meeting of shareholders must be held before a Luxembourg notary. Further conditions and formalities under Luxembourg law are to be complied with in this respect.

Liquidation

In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata according to their respective shareholdings. Generally, the decisions to liquidate, dissolve or wind-up require the passing of an extraordinary resolution at a general meeting of our shareholders, and such meeting must be held before a Luxembourg notary.

Mandatory Takeover, Squeeze-Out and Sell-Out Rights under the Luxembourg Takeover Law

Mandatory bid. The Luxembourg law of May 19, 2006 implementing Directive 2004/25/EC of the European Parliament and the Council of April 21, 2004 on takeover bids (the "Takeover Law"), provides that, if a person acting alone or in concert acquires securities of our Company which, when added to any existing holdings of our securities, give such person voting rights representing at least one-third of all of the voting rights attached to the issued shares of our Company, this person is required to make an offer for the remaining shares of our Company. In a mandatory bid situation, a "fair price" is in principle considered to be the highest price paid by the offeror or a person acting in concert with the offeror for the securities during the 12-month period preceding the mandatory bid.

Squeeze-out right. The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of our Company and after such offer the offeror holds at least 95% of the securities carrying voting rights and 95% of the voting rights, the offeror may require the holders of the remaining securities to sell those securities (of the same class) to the offeror. The price offered for such securities must be a fair price. The price offered in a voluntary offer would be considered a fair price in the squeeze-out proceedings if the offeror acquired at least 90% of our shares carrying voting rights that were the subject of the offer. The price paid in a mandatory offer is deemed a fair price. The consideration paid in the squeeze-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining shareholders. Finally, the right to initiate squeeze-out proceedings must be exercised within three months following the expiration of the offer.

Sell-out right. The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities and if after such offer the offeror holds securities carrying more than 90% of the voting rights, the remaining security holders may require that the offeror purchase the remaining securities of the same class. The price offered in a voluntary offer would be considered "fair" in the sell-out proceedings if the offeror acquired at least 90% of our shares carrying voting rights and which were the subject of the offer. The price paid in a mandatory offer is deemed a fair price. The consideration paid in the sell-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to our remaining shareholders. Finally, the right to initiate sell-out proceedings must be exercised within three months following the expiration of the offer.

We also fall under the scope of the Luxembourg law of July 21, 2012 on the squeeze-out and sell-out of securities of companies admitted or having been admitted to trading on a regulated market or which have been subject to a public offer (the "Luxembourg Mandatory Squeeze-Out and Sell-Out Law"). The Luxembourg Mandatory Squeeze-Out and Sell-Out Law provides that, subject to the conditions set forth therein being met, if any individual or legal entity, acting alone or in concert with another, holds a number of shares or other voting securities representing at least 95% of our voting share capital and 95% of our voting rights: (i) such holder may require the holders of the remaining shares or other voting securities to sell those remaining securities (the "Mandatory Squeeze-Out"); and (ii) the holders of the remaining shares or securities may require such holder to purchase those remaining shares or other voting securities (the "Mandatory Sell-Out"). The Mandatory Squeeze-Out and the Mandatory Sell-Out must be exercised at a fair price according to objective and adequate methods applying to asset disposals. The procedures applicable to the Mandatory Squeeze-Out and the Mandatory Sell-Out are subject to further conditions and must be carried out under the supervision of the Commission de Surveillance du Secteur Financier (the "CSSF").

Disclosure of transactions by persons discharging managerial responsibilities. Pursuant to Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and related regulations (collectively referred to as the "Market Abuse Regulation"), persons discharging managerial responsibilities as well as persons closely associated with them, must notify the CSSF and us of every transaction conducted on their own account (a concept that must be interpreted within the meaning of the Market Abuse Regulation) relating to our common shares or to derivatives or other financial instruments, the value of which depends on or has an effect on the price or value of our common shares. The obligation applies to any subsequent transaction once a total amount of EUR 5,000 has been reached within a calendar year, calculated by adding without netting all relevant transactions relating to the securities. The notification must be made promptly and no later than three business days after the date of the transaction. We must ensure that any information related to relevant transactions which we receive is made public promptly and no later than three business days after the transaction, in the manner reserved for regulated information (See "Publication of regulated information").

For the purpose of the Market Abuse Regulation, a "person discharging managerial responsibilities" means a person who is (a) a member of the administrative, management or supervisory body of that entity; or (b) a senior executive who is not a member of the bodies referred to in clause (a), who has regular access to inside information relating directly or indirectly to that entity and power to take managerial decisions affecting the future developments and business prospects of that entity.

"Persons discharging senior managerial responsibilities" within our Company are the members of our board of directors and the members of our senior management identified in this annual report.

Publication of regulated information. Pursuant to directive 2004/109/EC of the European Parliament and of the Council of December 15, 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted on trading on a regulated market (the "Transparency Directive"), issuers that fall within the scope of that directive are required to provide ongoing and periodic information which the directive defines as "regulated information". As regards that regulated information, the Transparency Directive imposes three obligations on issuers:

•	publish the regulated information;

•	make this information available to an Officially Appointed Mechanism ("OAM") for the central storage of regulated information; and

•	file the regulated information with the competent authority of the relevant home Member State within the EEA.

In accordance with article 20 of the Luxembourg law of January 11, 2008 implementing the Transparency Directive (the "Luxembourg Transparency Law"), issuers are required to disclose regulated information in a manner ensuring fast access to such information on a non-discriminatory basis. Thus, they shall use such media as may reasonably be relied upon for the effective dissemination of information to the public in all EEA Member States.

We are required to file the aforementioned information with the CSSF and to make this information available to the OAM in Luxembourg.

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

Annual Accounts

Under Luxembourg law, our board of directors must prepare annual accounts and consolidated accounts. Except for certain cases as provided for by Luxembourg law, our board of directors must also annually prepare management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, management reports and auditor's reports must be available for inspection by shareholders at our registered office and on our website for an uninterrupted period beginning at least 30 calendar days prior to the date of the annual ordinary general meeting of shareholders.

The annual accounts and consolidated accounts are audited by an approved statutory auditor (réviseur d'entreprises agréé).

The annual accounts and the consolidated accounts, will be filed with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés of Luxembourg) and disseminated as regulated information.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records prior to the date of the annual ordinary general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose common shares are not fully paid up, the management reports, the auditor's report and, in case of amendments to the articles of association, the text of the proposed amendments and the draft of the resulting consolidated articles of association.

In addition, any registered shareholder is entitled to receive, upon request, a copy of the annual accounts, the consolidated accounts, the auditor's reports and the management reports free of charge prior to the date of the annual ordinary general meeting of shareholders.

Under the Shareholder Rights Law, every shareholder has the right to ask questions related to items on the agenda of the general meeting. We shall answer the questions put to us by shareholders, subject to the measures which we may take to ensure the identification of shareholders, the good order of general meetings and their preparation, and the protection of confidentiality and our business interests. We may provide one overall answer to questions having the same content. Where the relevant information is available on its Internet site in a question and answer format, we shall be deemed to have answered to the questions asked by referring to our site.

Disclosure of Significant Ownership of Our Common Shares

Holders of common shares, including depositary receipts representing common shares admitted to trading on a regulated market and for which Luxembourg is the home Member State within the meaning of the Luxembourg Transparency Law and to which voting rights are attached (the "Securities") and derivatives or other financial instruments linked to the Securities may be subject to notification obligations pursuant to the Luxembourg Transparency Law and the Grand ducal regulation of January 11, 2008 on transparency requirements for issuers, as amended. The following description summarizes these obligations. Our shareholders are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

The Luxembourg Transparency Law provides that, subject to limited exceptions, if a person acquires or disposes of our Securities, and following such acquisition or disposal, the proportion of voting rights held by such person reaches, exceeds or falls below one of the thresholds of 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% (each a "Relevant Threshold") of our total voting rights existing when the situation giving rise to a declaration occurs, such person must simultaneously notify us and the CSSF of proportion of voting rights held by it after to such event. The voting rights shall be calculated on the basis of all of the common shares, including depositary receipts representing common shares, to which voting rights are attached even if the exercise thereof is suspended. Moreover, this information shall be given in respect of all of the common shares, including depositary receipts representing common shares, which are in the same class and to which voting rights are attached. A person must also notify us and the CSSF of the proportion of his or her voting rights if that proportion reaches, exceeds or falls below any Relevant Threshold as a result of events changing the breakdown of voting rights and on the basis of the information disclosed by us.

The same notification requirements apply to a natural person or legal entity to the extent such person or entity is entitled to acquire, dispose of, or exercise voting rights in any of the following cases or a combination of them:

a.	voting rights held by a third party with whom that person or entity has concluded an agreement, which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards the management of the issuer;
b.	voting rights held by a third party under an agreement concluded with that person or entity providing for the temporary transfer for consideration of the voting rights in question;
c.	voting rights attaching to Securities which are lodged as collateral with that person or entity, provided the person or entity controls the voting rights and declares his intention of exercising them;
d.	voting rights attaching to Securities in which that person or entity has the life interest;

e.	voting rights which are held, or may be exercised within the meaning of clauses (a) to (d), by an undertaking controlled by that person or entity;
f.	voting rights attaching to Securities deposited with that person or entity which the person or entity can exercise at his discretion in the absence of specific instructions from the Securities holders;
g.	voting rights held by a third party in its own name on behalf of that person or entity;
h.	voting rights which that person or entity may exercise as a proxy where the person or entity can exercise the voting rights at his discretion in the absence of specific instructions from the Securities holders.

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

Within the limits provided for by applicable law and our articles of association, our board of directors may delegate to one or more directors or to any one or more persons, who need not be shareholders, acting alone or jointly, the daily management of Globant S.A. and the authority to represent us in connection with such daily management. Our board of directors may also grant special powers to any person(s) acting alone or jointly with others as agent of Globant S.A.

Our board of directors may establish one or more committees, including without limitation, an audit committee, a nominating and corporate governance committee, and a compensation committee, and for which it shall, if one or more of such committees are set up, appoint the members, determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable thereto. Our board of directors has established an audit committee pursuant to the Luxembourg law of 23 July 2016 concerning the audit profession, as well as a compensation committee, and a nominating and corporate governance committee.

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

Any director who has, directly or indirectly, a conflicting interest in a transaction submitted for approval to our board of directors that conflicts with our interest, must inform our board of directors thereof and to cause a record of his statement to be included in the minutes of the meeting. Such director may not take part in these deliberations and may not vote on the relevant transaction. At the next general meeting, before any resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.

No shareholding qualification for directors is required.

Any director and other officer, past and present, is entitled to indemnification from us to the fullest extent permitted by law against liability and all expenses reasonably incurred or paid by such director in connection with any claim, action, suit or proceeding in which he or she is involved as a party or otherwise by virtue of his being or having been a director. We may purchase and maintain insurance for any director or other officer against any such liability.

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

Registrars and Registers for Our Common Shares

All of our common shares are in registered form only.

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

Our articles of association provide that the ownership of registered common shares is established by inscription in the relevant register. We may consider the person in whose name the registered common shares are registered in the relevant register as the owner of such registered common shares.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, LLC, with an address at 6201 15th Avenue Brooklyn, New York, NY 11219.

Our common shares are listed on the NYSE under the symbol "GLOB" and on the LuxSE and admitted to trade on the regulated market of the LuxSE under the International Securities Identification Number LU0974299876.

C. Material Contracts

In November 2018, Globant LLC, our U.S. subsidiary (the “Borrower”) entered into an Amended and Restated Credit Agreement (the “A&R Credit Agreement”) with the financial institutions listed therein, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender. The A&R Credit Agreement amends and restates the Credit Agreement dated as of August 3, 2017, which provided for a secured revolving credit facility under which the Borrower could borrow up to $40.0 million in advances. Under the A&R Credit Agreement, the Borrower may borrow (i) up to $50.0 million in a single borrowing on or prior to May 1, 2019 under a delayed-draw term loan facility and (ii) up to $150.0 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100.0 million. The maturity date of each of the facilities is October 31, 2023, and interest on the loans extended thereunder shall accrue at a rate per annum equal to LIBOR plus 1.75%. The Borrower’s obligations under the A&R Credit Agreement are guaranteed by us and our subsidiary, Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The A&R Credit Agreement also contains certain customary negative and affirmative covenants. .. Compliance with these covenants may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

On January 17, 2019, we entered into a Share Purchase Agreement (the “Purchase Agreement”) with the shareholders of Avanxo (Bermuda) Limited (“Avanxo”), pursuant to which we agreed to purchase all of Avanxo’s share capital (the "Acquisition") subject to the terms and conditions set forth in the Purchase Agreement. Avanxo is a cloud consulting and implementation company headquartered in Bermuda, with operations in Brazil, Mexico, Colombia, Peru, Argentina and the United States. The transaction closed in February 1, 2019. For more information, see "Financial Information - Significant Changes".

Aside from the A&R Credit Agreement and the Purchase Agreement mentioned above, we have not entered into any other material contract during the preceding two years which were outside the ordinary course of business. During the preceding two years and up to the date of this annual report, we have issued shares under certain subscription agreements we entered into and some of these shares are subject to transferability restrictions as of the date of this annual report, as set forth below:

•	In June 2018 we issued 9,120 common shares in favor of the sellers of Clarice (the "Clarice Subscribers") pursuant to the terms of certain subscription agreements entered into by us and the Clarice Subscribers in May 2015. As of the date of this annual report, such common shares are subject to certain transfer restrictions under the terms of the relevant subscription agreements, whereby the Clarice Subscribers have agreed, among others terms, during a one-year period from the date of issuance of the common shares, not to offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the common shares subscribed for under the subscription agreements, provided, however, that the foregoing restrictions are subject to a range of exceptions.

•	In July 2018 we issued 18,692 common shares in favor of the sellers of WAE (the "WAE Subscribers") pursuant to the terms of certain subscription agreements entered into by us and the WAE Subscribers in May 2016. As of the date of this annual report, such common shares are subject to certain transfer restrictions under the terms of the relevant subscription agreements, whereby the WAE Subscribers have agreed, among other terms, during a one-year period from the date of issuance of the common shares, not to offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the common shares subscribed for under the subscription agreements, provided, however, that the foregoing restrictions are subject to a range of exceptions.

•	In October 2018 we issued 16,315 common shares in favor of the sellers of Small Footprint Inc. (the “Small Footprint Subscribers”) pursuant to the terms of certain subscription agreements entered into by us and the Small Footprint Subscribers during that same month. As of the date of this annual report such common shares are subject to certain transfer restrictions under the terms of the relevant subscription agreements, whereby the Small Footprint Subscribers have agreed, among other terms, during a one-year period from the date of issuance of the common shares, not to offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the common shares subscribed for under the subscription agreements, provided, however, that the foregoing restrictions are subject to a range of exceptions.

•	In February 2019 we issued 3,542 common shares in favor of the sellers of PointSource (the “PointSource Subscribers”) pursuant to the terms of certain subscription agreements entered into by us and the PointSource Subscribers in June 2017. As of the date of this annual report such common shares are subject to certain transfer restrictions under the terms of the relevant subscription agreements, whereby the PointSource Subscribers have agreed, among other terms, during a one-year period from the date of issuance of the common shares, not to offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the common shares subscribed for under the subscription agreements, provided, however, that the foregoing restrictions are subject to a range of exceptions.

•	In February 2019 we issued 14,778 common shares in favor of certain sellers of Avanxo (the “Avanxo Subscribers”) pursuant to the terms of certain subscription agreements entered into by us and the Avanxo Subscribers during that same month. As of the date of this annual report such common shares are subject to certain transfer restrictions under the terms of the relevant subscription agreements, whereby the Avanxo Subscribers have agreed, among other terms, during a one-year period from the date of issuance of the common shares, not to offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the common shares subscribed for under the subscription agreements, provided, however, that the foregoing restrictions are subject to a range of exceptions.

D. Exchange Controls

See "Information on the Company — Business Overview — Regulatory Overview — Foreign Exchange Controls."

E. Taxation

The following is a summary of the material Luxembourg and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our common shares. This summary is based upon Luxembourg tax laws and U.S. federal income tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), all currently in effect as of the date hereof and all of which are subject to change or changes in wording or administrative or judicial interpretation occurring after the date hereof, possibly with retroactive effect. To the extent that the following discussion relates to matters of Luxembourg tax law, it represents the opinion of Arendt & Medernach, Luxembourg, our Luxembourg counsel, and to the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of DLA Piper LLP (U.S.), our U.S. counsel.

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

This summary does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities, persons holding common shares as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their common shares pursuant to the exercise of employee shares options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below. In addition, as described above, the 2017 Tax Act includes substantial changes to the U.S. federal income taxation of individuals and businesses which are effective from January 1, 2018. Although the new law substantially decreased corporate tax rates, all of the consequences of the new law, including the unintended consequences, if any, are not yet known. For the avoidance of doubt, this discussion does not cover any implications of Code section 965 (Treatment of deferred foreign income upon transition to participation exemption system of taxation) or Code section 245A (Deduction for foreign source-portion of dividends received by domestic corporations from specified 10% owned foreign corporations). In addition, this summary does not address all of the Luxembourg tax considerations that may apply to holders that are subject to special tax rules.

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

The taxable profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective maximum rate of 19.26% as from 2018 (inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which the company is located (6.75% in the City of Luxembourg). The maximum aggregate CIT and MBT rate consequently amounts to 26.01% as from 2018 for companies located in the City of Luxembourg.

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

Net wealth tax

The company is as a rule subject to Luxembourg net wealth tax ("NWT") on its net assets as determined for net wealth tax purposes. NWT is levied at the rate of 0.5% on net assets not exceeding EUR 500 million and at the rate of 0.05% on the portion of the net assets exceeding EUR 500 million. Net worth is referred to as the unitary value (valeur unitaire), as determined at January 1 of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties.

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

Taxation upon sale or other taxable disposition of common shares

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

Controlled Foreign Corporation

The 2017 Tax Act eliminated the prohibition on “downward attribution” from non-U.S. persons to U.S. persons under Section 958(b)(4) of the Code for purposes of determining constructive stock ownership under the controlled foreign corporation (“CFC”) rules. As a result, our U.S. subsidiary will be deemed to own all of the stock of our non-U.S. subsidiaries held by the Company for CFC purposes. To the extent a non-U.S. subsidiary is treated as a CFC for any taxable year, each U.S. person treated as a “10% U.S. Shareholder” with respect to such CFC that held our common shares directly or indirectly through non-U.S. entities (including the Company) as of the last day in such taxable year that the subsidiary was a CFC would generally be required to include in gross income as ordinary income its pro rata share of certain income of the CFC, regardless of whether that income was actually distributed to such U.S. person. For tax years beginning on or after January 1, 2018, a “10% U.S. Shareholder” of a non-U.S. corporation includes any U.S. person that owns (or is treated as owning) stock of the non-U.S. corporation possessing 10% or more of the total voting power or total value of such non-U.S. corporation’s stock. The legislative history under the 2017 Tax Act indicates that this change was not intended to cause our non-U.S. subsidiaries to be treated as CFCs with respect to a 10% U.S. Shareholder that is not related to our U.S. subsidiary. However, it is not clear whether the IRS or a court would interpret the change made by the 2017 Tax Act in a manner consistent with such indicated intent.

Investors are strongly urged to consult their own tax advisors to determine whether their ownership of our common shares will cause them to become a 10% U.S. Shareholder and the impact of such a classification.

Passive foreign investment company rules

We believe that we will not be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for this current taxable year and does not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets and the market value of the assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of common shares may also result in us becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we spend our cash. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we were treated as a PFIC for any taxable year during which a U.S. Holder held common shares, certain adverse tax consequences could apply to the U.S. Holder.

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

In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the reduced rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

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

Trade receivables are generally dispersed across our clients in proportion to the revenues we generate from them. For the years ended December 31, 2018, 2017 and 2016, our top five clients accounted for 32.0%, 28.9% and 33.7%, respectively, of our net revenues. Our top client for the years ended December 31, 2018, 2017 and 2016, accounted for 11.3%, 10.2% and 9.7%, respectively. Our top client for 2018 and 2017 was Walt Disney Parks and Resorts Online; and Southwest Airlines Co. was our top client for 2016. As of December 31, 2018 and 2017, accounts receivable from Walt Disney Parks and Resorts Online represented 8.26% and 10.1% of our total accounts receivable, respectively; whereas accounts receivable from Southwest Airlines Co. in 2016, represented 9.9% of our total accounts receivable.

Credit losses and write-offs of trade receivable balances have historically not been material to our consolidated financial statements.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and bank balances and our credit facilities. Our credit line in the United States bear interest at fixed rate of 1.75% and at variable rates from 1.78% at 2.8%, respectively. We do not use derivative financial instruments to hedge our risk of interest rate volatility.

Based on our debt position as of December 31, 2018, if we needed to refinance our existing debt, a 1% increase in interest rates would not materially impact us.

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

Our consolidated financial statements are prepared in U.S. dollars. Because the majority of our operations are conducted in Latin America and Asia, we incur the majority of our operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Colombian peso, Mexican peso, Indian rupees and Brazilian real. 85.6% of our revenues for the year ended December 31, 2018 was generated in U.S. dollars, with the balance being generated primarily in Euros and, to a lesser extent, other currencies (including the Argentine peso, the Colombian peso and the Mexican peso). The following table shows the breakdown of our revenues by the currencies in which they were generated during the years ended December 31, 2018, 2017 and 2016, respectively.

	Year ended December 31,
	(in thousands)
	2018		2017		2016
By Currency
USD	$447,314	85.6%	$354,824	85.8%	$290,636	90.0%
EUR	30,087	5.8%	23,518	5.7%	12,060	3.7%
GBP	6,550	1.3%	4,107	1.0%	4,988	1.5%
ARS	20,651	4.0%	12,856	3.1%	9,948	3.1%
MXN	11,711	2.2%	6,942	1.7%	—	—%
Others	5,997	1.1%	11,192	2.7%	5,224	1.6%
Revenues	$522,310	100.0%	$413,439	100.0%	$322,856	100.0%

A small percentage of our trade receivables is generated from net revenues earned in non-U.S. dollar currencies (primarily Euros, British pounds sterling, the Argentine peso, the Mexican peso, the Uruguayan peso and the Colombian peso).

Our results of operations can be affected if the Argentine peso, Colombian peso, Uruguayan peso, Mexican peso, Euros or British pound appreciate or depreciate against the U.S. dollar.

The following tables illustrate our sensitivity to increases and decreases in the U.S. dollar against the relevant foreign currency. The following sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2018 and adjusts their translation at the year-end for changes in U.S. dollars against the relevant foreign currency.

			Gain/(loss)
Account	Currency	Amount	% Increase	Amount	% Decrease	Amount

Net balances	Argentine pesos	10,147	30%	(3,462)	10%	(587)
	Colombian pesos	(7,148)	10%	630	10%	(738)
	Indian rupees	492	10%	(47)	10%	46
	Total	3,491		(2,879)		(1,279)

The following sensitivity analysis includes costs incurred in foreign currencies during the year ended December 31, 2018 and adjusts their translation for the year ended December 31, 2018 for changes in U.S. dollars against the relevant foreign currencies.

			Gain/(loss)
Account	Currency	Amount	% Increase	Amount	% Decrease	Amount

Costs	Argentine pesos	(127,599)	30%	29,446	10%	(12,760)
	Colombian pesos	(69,944)	10%	6,359	10%	(6,994)
	Indian rupees	(20,533)	10%	1,867	10%	(2,053)
	Total	(218,076)		37,672		(21,807)

The estimated effect in net income for the year ended December 31, 2018 due to a 30% increase in the U.S. dollar against the Argentine peso is a gain of $26.0 million and such effect due to a 10% decrease in the U.S. dollar against the Argentine peso is a loss of $13.3 million.

Depreciation of the Argentine Peso

During 2018, the Argentine peso experienced a 102.2% devaluation from 18.60 Argentine peso per U.S. dollar to 37.60 Argentine peso per U.S. dollar. As explained in note 28.9.4 to our audited consolidated financial statements, the Argentine's subsidiaries entered into foreign exchange forward and future contracts in order to mitigate the risk of fluctuations in the foreign exchange rate and reduce the impact in costs and expenses.

During 2017 and 2016, the Argentine peso experienced a 17% and a 14% devaluation, respectively, from 15.84 and 13.910 Argentine peso per U.S. dollar to 18.60 and 15.84 Argentine peso per U.S. dollar, respectively.

We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the year ended December 31, 2018, our principal Argentine operating subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., entered into foreign exchange forward contracts to reduce their risk of exposure to fluctuations in foreign currency. As of December 31, 2018 and 2017, the foreign exchange forward contracts were recognized, according to IFRS 9. We may in the future, as circumstances warrant, decide to enter into derivative transactions to reduce our exposure to appreciation or depreciation in the value of certain foreign currencies.

Wage Inflation Risk

Argentina has experienced significant levels of inflation in recent years. In November 2015, the INDEC suspended the publication of the CPI. According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.4% in 2016. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 41.0% in 2016. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based of these reforms, in June 2016 the INDEC resumed its publication of the CPI. According to the INDEC, Argentina's rate of inflation for May, June, July, August, September, October, November and December 2016 was 4.2%, 3.2%, 2.2%, 0.2%, 1.3%, 2.6%, 1.8% and 1.4%, respectively, 24.8% in 2017 and 47.6% in 2018, based on the CPI. See "Key Information — Risk Factors — Risks Related to Operating in Latin America — Argentina — Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina." and "Key Information — Risk Factors — Risks Related to Operating in Latin America — Argentina — The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets." The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, the impact of wage inflation will be partially offset, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will be increased. As of December 31, 2018, approximately 34.1% of our employees were based in Argentina, where wages can be influenced by current inflation rates. Assuming a constant exchange rate and no ability to increase prices, for every 10.0% increase in wage inflation in Argentina we would experience an estimated decrease of approximately $6.8 million in net income for the year.

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

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

a) Disclosure Controls and Procedures

As of December 31, 2018, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were effective as of December 31, 2018.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of this assessment, our management has determined that our internal control over financial reporting was effective as of December 31, 2018.

Our management has excluded Small Footprint, which were acquired on October 15, 2018, from its assessment of internal control over financial reporting as of December 31, 2018. The financial statements of this entity constitute in aggregate 0.1% of our total consolidated assets and 0.4% of related consolidated revenues for the year ended December 31, 2018.

c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report which is included below:

Deloitte & Co. S.A. Florida 234, 5° piso C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Globant S.A.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Globant S.A. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated March 22, 2019, expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Small Footprint S.R.L., which was acquired on October 15, 2018 and whose financial statements constitute in aggregate 0.1% and 0.4% of net total assets and revenues, respectively of the consolidated financial statement amounts as of and for the year ended December 31, 2018. Accordingly, our audit did not include the internal control over financial reporting at Small Footprint S.R.L.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

March 22, 2019

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Co. S.A. and affiliates, classified by type of service rendered for the periods indicated, in thousands of dollars:

	2018	2017
	($ in thousands)
Audit Fees (1)	1,137	928
Audit Related Fees (2)	133	6
Others (3)	—	19
Total	1,270	953

(1)	"Audit Fees" includes fees billed for professional services rendered by the principal accountant in connection with the audit of the annual financial statements, certain procedures regarding our quarterly financial results, services in connection with statutory and regulatory filings.

(2)	“Audit Related Fees” includes fees billed for professional services rendered by the principal accountant and not included under the prior category. These services include, among others, due diligence related to mergers and acquisitions, and fees relating to the issuance of comfort letters and other procedures in connection with our offering of securities.

(3)	“Others” includes other fees billed that do not apply to the other type of classifications included above.

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

As a Luxembourg company listed on the NYSE, we are not required to comply with all of the corporate governance listing standards of the NYSE for U.S. listed companies. We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required by the NYSE for U.S. listed companies. Below is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for listed U.S. companies by the NYSE (provided that our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here).

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

Audit Committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Luxembourg law also provides for an audit committee and related rules. Our articles of association provide that the board of directors may set up an audit committee. The board of directors has set up an Audit Committee and has appointed Messrs. Odeen and Vázquez, and Ms. Rottenberg, with Mr. Vázquez serving as the chairman of our audit committee. Each of Messrs. Odeen and Vázquez, and Ms. Rottenberg satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well as under Rule 10A-3 under the Exchange Act. For additional information, see “Directors, Senior Management and Employees—Board Practices”.

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

Standards for Evaluating Director Independence

Under NYSE standards, the board is required, on a case by case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor our articles of association require the board to express such an opinion; however, to be considered independent under the so called “Ten Principles” of the Luxembourg Stock Exchange, a director must not be or have been in the previous five years, an executive or managing director or an employee; not receive, or have received, significant additional remuneration from the company or an associated company apart from a fee received as non–executive or supervisory director (including share option or any other performance-related pay scheme), must not be, or have been within the last three years, a partner or employee of the present or former external auditor of the company or an associated company, nor have any significant business relationship with the company, close family relationship with any executive manager or any other relationship with the company, its controlling shareholders or executive managers which is liable to impair the independence of the director's judgment. Finally, to be considered independent under the Ten Principles, a director must not have served on the board as a non-executive director for more than 12 years.

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

The board of directors has set up corporate governance and nominating committee and has appointed Messrs. Galperin, Odeen and Vázquez, with Mr. Vázquez serving as chairman of our corporate governance and nominating committee. Each of Messrs. Galperin, Vázquez and Odeen satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE. For additional information, see “Directors, Senior Management and Employees— Board Practices”.

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

ITEM 18. FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit No.	Description
1.1	Amended and Restated Articles of Association, dated January 22, 2019
2.1	Form of Registration Rights Agreement; incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on July 15, 2014
4.1	Lease, dated May 31, 2010, by and between Laminar S.A. de Inversiones Inmobiliarias and Sistemas Globales S.A.; incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on August 27, 2013
4.2	Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on May 28, 2014
4.3	Amendment No. 1 to the Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 99.2 to the Registrant's Registration Statement on Form S-8 (SEC File No. 333-211835), filed with the SEC on June 3, 2016
4.4	Form of Nonstatutory Stock Option Notice; incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on May 28, 2014
4.5	Form of Nonstatutory Stock Option Notice — International; incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on May 28, 2014
4.6	Equityholders Additional Agreement, dated May 7, 2012, by and among Paldwick S.A., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Riverwood Capital LLC, RW Holdings S.à. r.l., ITO Holdings S.à. r.l., Endeavor Global, Inc. and IT Outsourcing S.L.; incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on May 28, 2014
4.7	Credit Agreement, dated August 3, 2017, by and among Globant, LLC, as borrower, certain financial institutions party thereto, as lenders, and HSBC Bank USA, N.A., as administrative agent; incorporated by reference to Exhibit 4.7 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on April 13, 2018
4.8	Guaranty, dated August 3, 2017, made by Globant S.A. (Luxembourg) in favor of HSBC Bank USA, N.A., as administrative agent; incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on April 13, 2018
4.9	Guaranty, dated August 3, 2017, made by Globant, S.A. (Spain) in favor of HSBC Bank USA, N.A., as administrative agent; incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on April 13, 2018
4.10	Security Agreement, dated August 3, 2017, by and between Globant, LLC, as grantor, and HSBC Bank USA, N.A., as administrative agent; incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on April 13, 2018
4.11	Amended and Restated Credit Agreement, dated November 1, 2018, by and among Globant, LLC, as borrower, certain financial institutions party thereto, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender; incorporated by reference to Exhibit 99.1 to the Registrant's Report of Foreign Private Issuer on Form 6-K (SEC File No. 001-36535), furnished to the SEC on November 2, 2018.
4.12	Share Purchase Agreement, dated January 17, 2019, by and among the sellers identified therein and Globant España S.A. (sociedad unipersonal), as purchaser.
8.1	List of Subsidiaries
12.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of Juan Urthiague, Chief Financial Officer of Globant, S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002
13.2	Certification of Juan Urthiague, Chief Financial Officer of Globant, S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002
15.1	Consent of Deloitte & Co. S.A.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 29, 2019

GLOBANT S.A.
By:	/s/ Juan Ignacio Urthiague

Name:	Juan Ignacio Urthiague
Title:	Chief Financial Officer

GLOBANT S.A.

F-1

Globant S.A.

Consolidated Financial Statements as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

Deloitte & Co. S.A. Florida 234, 5° piso C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Globant S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Globant S.A. and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2019, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

March 22, 2019

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

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2018	2017	2016

Revenues (1)	5	522,310	413,439	322,856
Cost of revenues (2) (4)	6.1	(318,554)	(263,171)	(191,395)
Gross profit		203,756	150,268	131,461

Selling, general and administrative expenses (3) (4)	6.2	(133,187)	(110,813)	(80,961)
Net impairment losses on financial assets (5)		(3,469)	(1,581)	(928)
Other operating expense, net (6)		(306)	(4,708)	—
Profit from operations		66,794	33,166	49,572

Finance income	7	11,418	7,956	16,215
Finance expense	7	(16,968)	(11,036)	(19,227)
Finance expense, net		(5,550)	(3,080)	(3,012)

Other income, net (7)		6,220	8,458	3,629
Profit before income tax		67,464	38,544	50,189

Income tax	8.1	(15,868)	(8,081)	(14,327)
Net income for the year		51,596	30,463	35,862

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations		(871)	(265)	1,103
- Net change in fair value on financial assets measured at FVOCI		(12)	(27)	(52)
Total comprehensive income for the year		50,713	30,171	36,913

Net income attributable to:
Owners of the Company		51,677	30,539	35,876
Non-controlling interest		(81)	(76)	(14)
Net income for the year		51,596	30,463	35,862

Total comprehensive income for the year attributable to:
Owners of the Company		50,794	30,247	36,927
Non-controlling interest		(81)	(76)	(14)
Total comprehensive income for the year		50,713	30,171	36,913

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2018	2017	2016

Earnings per share
Basic	9	1.45	0.87	1.04
Diluted	9	1.41	0.84	1.01
Weighted average of outstanding shares (in thousands)
Basic	9	35,746	34,919	34,402
Diluted	9	36,685	36,094	35,413

(1)	Includes transactions with related parties for 5,937, 5,590 and 6,462 for 2018, 2017 and 2016, respectively. See note 22.1.
(2)	Includes depreciation and amortization expense of 4,022, 4,339 and 4,281 for 2018, 2017 and 2016, respectively. See note 6.1.
(3)	Includes depreciation and amortization expense of 16,521, 11,789 and 6,637 for 2018, 2017 and 2016, respectively. See note 6.2.
(4)	Includes share-based compensation expense of 4,248, 5,666 and 917 under cost of revenues; and 8,665, 8,798 and 2,703 under selling, general and administrative expenses for 2018, 2017 and 2016, respectively. See note 6.
(5)	Includes a loss of 3,421, a gain of 5 and a loss of 928 on impairment of trade receivables for 2018, 2017 and 2016, respectively (see note 11). Includes an impairment of tax credits of 48 and 1,586 for 2018 and 2017, respectively (see note 4.4).
(6)	Includes an impairment of intangibles assets of 306 (note 4.7) and 4,708 (note 4.11) for 2018 and 2017, respectively.
(7)	Includes as of December 31, 2018, 2017 and 2016 a gain of 6,700, 6,735 and 418 on remeasurement of the contingent consideration of Pointsource, Clarice, L4, WAE and Ratio explained in note 28.9.1 and the gain of 1,611, 1,727 and 2,981 related to the remeasurement at fair value of the call and put option over non-controlling interest explained in note 28.9.2, and the derecognition of the call option over non-controlling interest of 455 explained in note 24.3. In 2018 includes the loss of 1,038 related to the settlement agreed with WAE former owners (note 28.9.1) In 2016 includes the gain of 225 related to the bargain business combination of Difier S.A. explained in note 24.5. In 2018 includes the impairment of the investment in Collokia of 800 explained in note 10.2.

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2018 AND 2017

(in thousands of U.S. dollars)

		As of December 31,
	Notes	2018	2017
ASSETS
Current assets
Cash and cash equivalents		77,606	52,525
Investments	10.1	8,635	8,147
Trade receivables (1)	11	110,898	80,078
Other receivables	12	15,341	14,357
Other financial assets (2)		550	873
Total current assets		213,030	155,980

Non-current assets
Investments	10.1	527	—
Other receivables	12	34,197	31,736
Deferred tax assets	8.2	16,916	13,186
Investment in associates	10.2	4,000	1,550
Other financial assets (3)		345	555
Property and equipment	13	51,460	43,879
Intangible assets	14	11,778	11,365
Goodwill	15	104,846	98,926
Total non-current assets		224,069	201,197
TOTAL ASSETS		437,099	357,177

LIABILITIES
Current liabilities
Trade payables	16	17,578	11,640
Payroll and social security taxes payable	17	58,535	40,472
Borrowings	18	—	6,011
Other financial liabilities (4)		9,347	10,664
Tax liabilities	19	7,399	5,253
Other liabilities		44	20
Total current liabilities		92,903	74,060

Non-current liabilities
Other financial liabilities	24.10	3,418	18,574
Provisions for contingencies	20	2,862	1,179
Total non-current liabilities		6,280	19,753
TOTAL LIABILITIES		99,183	93,813

Capital and reserves
Issued capital		43,158	42,271
Additional paid-in capital		109,559	86,728
Other reserves		(2,136)	(1,253)
Retained earnings		187,335	135,658
Total equity attributable to owners of the Company		337,916	263,404
Non-controlling interests		—	(40)
Total equity		337,916	263,364
TOTAL EQUITY AND LIABILITIES		437,099	357,177
(1)	Includes balances due from related parties of 993 and 463 as of December 31, 2018 and 2017, respectively. See note 22.1.
(2)	Includes convertible notes of 106 (note 22.2) as of December 31, 2018, the fair value of foreign exchange forward contracts of 44 and 73 as of December 31, 2018 and 2017, respectively (note 28.9.4) and a financial asset related to the acquisition of Clarice of 400 and 800 as of December 31, 2018 and 2017, respectively (note 24.2).

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2018 AND 2017

(in thousands of U.S. dollars)

(3)	Includes 345 of guarantee payments related to the future lease of a property under construction as of December 31, 2018. Includes convertible notes of 100 (note 22.2) and the fair value of the call option on minority interest of 455 as of December 31, 2017 (note 24.3).
(4)	Includes other financial liabilities related to business combinations of 9,335 and 10,664 as of December 31, 2018 and 2017, respectively (note 24.10) and the fair value of foreign exchange forward contracts of 12 as of December 31, 2018 (note 28.9.4).

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at January 1, 2016	34,208,406	41,050	51,854	69,243	(2,064)	52	160,135	50	160,185
Issuance of shares under share-based compensation plan (see note 30.1)	258,915	311	1,867	—	—	—	2,178	—	2,178
Issuance of shares for payments of Huddle minority interest (note 30.1)	11,213	13	292	—	—	—	305	—	305
Issuance of shares under subscription agreement (see note 30.1)	169,109	202	6,218	—	—	—	6,420	—	6,420
Share-based compensation plan (see note 23)	—	—	2,559	—	—	—	2,559	—	2,559
Other comprehensive income (loss) for the year	—	—	—	—	1,103	(52)	1,051	—	1,051
Net income for the year	—	—	—	35,876	—	—	35,876	(14)	35,862
Balance at December 31, 2016	34,647,643	41,576	62,790	105,119	(961)	—	208,524	36	208,560

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Issuance of shares under share-based compensation plan (see note 30.1)	425,640	511	7,926	—	—	—	8,437	—	8,437
Issuance of shares under subscription agreement (see note 30.1)	153,481	184	5,511	—	—	—	5,695	—	5,695
Share-based compensation plan (see note 23)	—	—	10,501	—	—	—	10,501	—	10,501
Other comprehensive income for the year	—	—	—	—	(265)	(27)	(292)	—	(292)
Net income for the year	—	—	—	30,539	—	—	30,539	(76)	30,463
Balance at December 31, 2017	35,226,764	42,271	86,728	135,658	(1,226)	(27)	263,404	(40)	263,364

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at January 1, 2018	35,226,764	42,271	86,728	135,658	(1,226)	(27)	263,404	(40)	263,364
Issuance of shares under share-based compensation plan (see note 30.1)	674,901	810	8,275	—	—	—	9,085	—	9,085
Issuance of shares under subscription agreement (see note 30.1)	63,997	77	3,140	—	—	—	3,217	—	3,217
Share-based compensation plan (see note 23)	—	—	11,537	—	—	—	11,537	—	11,537
Other comprehensive income for the year	—	—	—	—	(871)	(12)	(883)	—	(883)
Acquisition of non-controlling interest (see note 24)	—	—	(121)	—	—	—	(121)	121	—
Net income for the year	—	—	—	51,677	—	—	51,677	(81)	51,596
Balance at December 31, 2018	35,965,662	43,158	109,559	187,335	(2,097)	(39)	337,916	—	337,916

(1) All shares are issued, authorized and fully paid. Each share is issued at a nominal value of $1.20 per share and entitles to one vote.

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of U.S. dollars)

	For the year ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net income for the year	51,596	30,463	35,862
Adjustments to reconcile net income for the year to net cash flows from operating activities:
Share-based compensation expense (note 23)	10,551	12,865	3,620
Current income tax (note 8.1)	23,324	14,053	15,057
Deferred income tax (note 8.1)	(7,456)	(5,972)	(730)
Depreciation of property and equipment	11,230	9,053	6,290
Amortization of intangible assets	9,313	7,075	4,628
Impairment of intangible assets (note 4.7 and 4.11)	306	4,708	—
Net impairment losses on financial assets	3,469	1,581	928
Impairment of investments in associates (note 10.1)	800	—	—
Allowance for claims and lawsuits (note 20)	2,070	527	999
Gain on remeasurement of contingent consideration (note 28.9.1)	(6,700)	(6,735)	(418)
Gain from bargain business combination (note 24.5)	—	—	(225)
Net gain on remeasurement of valuation of call and put option over non-controlling interest and on derecognition of the call option (note 28.9.2)	(1,156)	(1,726)	(2,981)
Accrued interest	270	404	757
Interest received	401	—	—
Net gain arising on financial assets measured at FVPL (note 7)	(2,763)	(303)	(653)
Net gain arising on financial assets measured at FVOCI (note 7)	(258)	(240)	(6,325)
Exchange differences	6,989	2,645	5,959
Changes in working capital:
Net increase in trade receivables	(36,356)	(25,599)	(5,847)
Net (increase) decrease in other receivables	(10,559)	1,240	(17,067)
Net increase (decrease) in trade payables	2,479	4,341	(1,219)
Net increase in payroll and social security taxes payable	21,885	7,576	3,316
Net increase (decrease) in tax liabilities	939	(700)	(1,846)
Net increase in other liabilities	—	—	(9)
Utilization of provision for contingencies (note 20)	(222)	(1,320)	(400)
Cash provided by operating activities	80,152	53,936	39,696
Income tax paid	(12,955)	(11,383)	(8,216)
Proceeds received from reimbursement of income tax	—	436	—
Net cash provided by operating activities	67,197	42,989	31,480

Cash flows from investing activities
Acquisition of property and equipment (2)	(19,171)	(19,605)	(17,660)
Proceeds from disposals of property and equipment	149	468	50
Acquisition of intangible assets (3)	(9,711)	(8,447)	(6,374)
Proceeds (payments) related to forward and future contracts	2,382	(579)	(1,126)
Acquisition of investments measured at FVTPL	(99,482)	(137,788)	(220,391)
Proceeds from investments measured at FVTPL	103,083	140,144	222,759
Acquisition of investments measured at FVOCI	(39,435)	(13,824)	(201,931)
Proceeds from investments measured at FVOCI	35,340	13,176	219,924
Acquisition of investments measured at amortised cost	(527)	—	—
Guarantee payments	(345)	—	—
Payments to acquire investments in associates	(3,250)	(469)	(500)
Acquisition of business, net of cash (note 24) (1)	(4,137)	(19,149)	(16,584)
Payments of earn-outs related to acquisition of business	(11,013)	(11,461)	(6,166)
Net cash used in investing activities	(46,117)	(57,534)	(27,999)

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of U.S. dollars)

	For the year ended December 31,
	2018	2017	2016
Cash flows from financing activities
Proceeds from the issuance of shares under the share-based compensation plan (note 30.1)	7,040	5,296	1,863
Proceeds from subscription agreements (note 30.1)	3,217	5,695	6,420
Proceeds from borrowings (note 26)	—	22,000	—
Repayment of borrowings (note 26)	(6,004)	(16,198)	(543)
Convertible notes (note 22.2)	—	(100)
Cash provided by financing activities	4,253	16,693	7,740
Interest paid (note 26)	(159)	(95)	(41)
Net cash provided by financing activities	4,094	16,598	7,699

Effect of exchange rate changes on cash and cash equivalents	(93)	(60)	2,632
Increase in cash and cash equivalents	25,081	1,993	13,812

Cash and cash equivalents at beginning of the year	52,525	50,532	36,720
Cash and cash equivalents at end of the year	77,606	52,525	50,532

(1) Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries (note 24):

Supplemental information
Cash paid	4,328	21,300	19,525
Less: cash and cash equivalents acquired	(191)	(2,151)	(2,941)
Total consideration paid net of cash and cash equivalents acquired	4,137	19,149	16,584

(2)	In 2018, 2017 and 2016, there were 4,316, 1,264 and 478 of acquisition of property and equipment financed with trade payables, respectively. In 2018, 2017 and 2016, the Company paid 1,264, 478 and 26 related to property and equipment acquired in 2017, 2016 and 2015, respectively. Finally, in 2018, 2017 and 2016 included 3,301, 2,861 and 2,198 of advances paid.
(3)	In 2018, 2017 and 2016 there were 217, 344 and 7 of acquisition of intangibles financed with trade payables, respectively. In 2018, 2017 and 2016, the Company paid 344, 7 and 439 related to intangibles acquired in 2017, 2016 and 2015, respectively.

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

The Company's principal operating subsidiaries and countries of incorporation as of December 31, 2018 were the following: Sistemas UK Limited and We are London Limited in the United Kingdom, Globant LLC in the United States of America (the “U.S.”), Sistemas Globales S.A., IAFH Global S.A. and Dynaflows S.A. in Argentina, Sistemas Colombia S.A.S. in Colombia, Global Systems Outsourcing S.R.L. de C.V. in Mexico, Sistemas Globales Uruguay S.A. and Difier S.A. in Uruguay, Globant Brasil Consultoria Ltda. in Brazil; Sistemas Globales Chile Asesorías Limitada in Chile, Globant Peru S.A.C. in Peru, Globant India Private Limited in India, Globant Bel LLC in Belarus, Small Footprint S.R.L. in Romania and Software Product Creation S.L. in Spain.

The Globant Group provides services from development and delivery centers located in United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (México City), India (Pune and Bangalore), Spain (Madrid), Belarus (Minsk), Romania (Cluj) and United Kingdom (London) and it also has client management centers in United States (San Francisco, New York, Winston-Salem and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Substantially all revenues are generated in the U.S. and United Kingdom through subsidiaries located in those countries. The Company´s workforce is mainly located in Latin America and to a lesser extent in India and U.S.

The Company's registered office address is 37A Avenue J.F. Kennedy L-1855, Luxembourg.

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

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2018. The impact of the new and revised standards and interpretations mentioned on these consolidated financial statements is described as follows.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company has initially adopted IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers from January 1, 2018. The impact of the adoption of other standards and interpretations issued by the IASB that are mandatorily effective at December 31, 2018 is not material and consequently is not described.

IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial instruments: Recognition and Measurement. IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale. The adoption of IFRS 9 has not had a significant effect on the Company's accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortised cost; Fair Value through Other Comprehensive Income (FVOCI); or Fair Value through Profit or Loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortised cost if both of the following conditions are met and is not designated as at FVTPL:

1) it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

2) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if both of the following conditions are met and is not designated as at FVTPL:

1) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

2) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortised cost or FVOCI as described above, are measured at FVTPL.

The following table explains the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company's financial asset as at January 1, 2018.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Original classification under IAS 39	New classification under IFRS 9
Cash and cash equivalents	Loans and receivables	Amortised cost
Trade receivables	Loans and receivables	Amortised cost
Other receivables	Loans and receivables	Amortised cost
Investments
Mutual funds	Held for trading	FVTPL
LEBACs (1)	Available for sale	FVOCI
Other financial assets
Foreign exchange forwards and future contracts	Held for trading	FVTPL
Financial assets related to business combinations	FVTPL	FVTPL
Convertible notes	Loans and receivables	Amortised cost
Call option on minority interest	FVTPL	FVTPL

(1)	LEBACs were initially classified as held-to-maturity investments (HTM). Under IAS 39, HTM were measured at amortised cost using the effective interest method, less any impairment. However, during December, 2015, the Company sold some of those LEBACs and consequently, changed the classification of the remaining LEBACs to Available-for-sale investments, since it was not permitted to classify investments as held-to-maturity in accordance with IAS 39. Changes in the carrying amount of AFS financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method were recognised in profit or loss. Other changes in the carrying amount of AFS financial assets were recognized in other comprehensive income. Consequently, under IFRS 9 LEBACs continue to be measured on the same basis than it was under IAS 39.

All financial assets and financial liabilities continue to be measured on the same basis as is previously adopted under IAS 39.

Additionally, IFRS 9 replaces the 'incurred loss' model in IAS 39, with an 'expected credit loss' model. The new impairment model applies to financial assets measured at amortised cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognised earlier than under IAS 39. The Company's financial assets that are subject to IFRS 9's new expected credit loss model are: cash and cash equivalents, trade receivables, other receivables, convertible notes and other financial assets related to business combinations. However, the change in the impairment methodology under IFRS 9 did not have a material impact on the Company's consolidated financial statements. Impairment losses related to trade and other receivables are presented separately in the statement of profit or loss. As a result, for the years ended December 31, 2017 and 2016, the Company reclassified an impairment gain that amounted to 5 and a loss of 928, respectively, recognised under IAS 39, from Selling, general and administrative expenses and an impairment loss of 1,586 as of December 31, 2017 from Impairment of tax credits, to Net impairment (losses) gain on financial assets in the statement of profit or loss and other comprehensive income.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The Company has adopted IFRS 15 using the cumulative effect method (without practical expedients) with the effect of initially applying this standard recognised at the date of initial application, however, as per the management of the Company's assessment, no effect had to be recognised at January 1, 2018. The details of the new significant accounting policies and the nature of the changes to previous accounting policies in relation to the Company's services are set out below.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

The Company’s services are mainly performed under both time-and-material and fixed-price contracts. For revenues generated under time-and-material contracts, revenues are recognised as services are performed with the corresponding cost of providing those services reflected as cost of revenues when incurred. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client. The Company's performance obligations are the hours performed. The Company has assessed that these performance obligations are satisfied over time and that the method currently used to measure the progress towards complete satisfaction of these performance obligations continue to be appropriate under IFRS 15.

The Company recognises revenues from fixed-price contracts in the accounting periods in which services are rendered as described in note 3.3. The Company has assessed that these performance obligations are satisfied over time, applying the input or output methods depending on the nature of the project and the agreement with the customer, recognizing revenue on the basis of the Company’s efforts to the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation, or recognizing revenue on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract, respectively. Each method is applied according to the characteristics of each contract and client. Accordingly, the methods used to measure the progress towards complete satisfaction of these performance obligations are appropriate under IFRS 15.

•	New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 16	Leases[1]
IFRIC 23	Uncertainty over Income Tax Treatments[3]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[2]
Amendment to IAS 28	Long-term Interests in Associates and Joint Ventures[3]
Amendment to IFRS 9	Prepayment Features with Negative Compensation[3]
Amendments to IFRS 3 and 11 and IAS 12 and 23	Annual improvements 2015-2017 Cycle[4]
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement[3]
Amendments to References to the Conceptual Framework in IFRS Standards[4]
Amendment to IFRS 3	Definition of a business[5]
Amendment to IAS 1 and IAS 8	Definition of material[6]

1 Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted if IFRS 15 has also been applied.

2 Effective date deferred indefinitely.

3 Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.

4 Effective for annual periods beginning on or after January 1, 2019.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

5 Effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. Earlier application is permitted.

6 Effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

•	On January 13, 2016, the IASB issued the IFRS 16 which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, with the distinction between operating and finance leases removed, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value to be accounted for by simply recognizing an expense, typically straight line, over the lease term. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 supersedes IAS 17 and related interpretations. Furthermore, extensive disclosures are required by IFRS 16. As of December 31, 2018, the Company has non–cancellable operating lease commitments of $55,222 for office space and office equipment. IAS 17 does not require the recognition of any right-of-use or liability for future payments for these leases; instead, certain information is disclosed as operating lease commitment in note 27. If these arrangements meet the definition of a lease under IFRS 16, the Company will recognize a right–of–use asset and a liability in respect of them unless they qualify of a low value or short–term leases upon the application of IFRS 16. In contrast, for finance leases where the Company is a lessee, the Company recognizes an asset and a related finance lease liability for the lease arrangement. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application being permitted if IFRS 15 has also been applied. The Company has not opted for early application.

The most significant impact is that the Company recognizes new assets and liabilities for its operating leases of offices and delivery and development centers.

The Company will apply the practical expedient to grandfather the definition of a lease on transition. This means that it applied IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases under IAS 17 and IFRIC 4.

The lessee applies the election consistently to all of its leases.

The Company will apply IFRS 16 initially on January 1, 2019. The Company has elected the practical expedient to not restate comparative information, and will recognise the cumulative effect of initially applying the Standard as an adjustment to the opening balance of retained earnings at January 1, 2019. Based on a preliminary assessment, the Company expects to recognise a right-of-use asset of 46,865, the corresponding liability of 48,547 and an adjustment to retained earnings of 1,682 at January 1, 2019, related to lease arrangements other than short-term leases and leases of low-value assets.

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

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The interpretation is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted. The Company has not opted for early application. The application of this interpretation did not have a material impact on the Company's Financial Statements.

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

The amendments are effective for periods beginning on or after 1 January 2019. Earlier application is permitted. The Company has not opted for early application. The application of this amendment did not have a material impact on the Company's Financial Statements.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The amendments are effective for periods beginning on or after January 1, 2019. Earlier application is permitted. The Company has not opted for early application. The application of this amendment did not have a material impact on the Company's Financial Statements.

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

The amendments are effective for periods beginning on or after January 1, 2019. The Company has not opted for earlier application. The application of this amendment did not have a material impact on the Company's Financial Statements

•	On March 29, 2018, the IASB issued the Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32. Not all amendments, however update those pronouncements with regard to references to and quotes from the framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the framework they are referencing to (the IASC framework adopted by the IASB in 2001, the IASB framework of 2010, or the new revised framework of 2018) or to indicate that definitions in the standard have not been updated with the new definitions developed in the revised Conceptual Framework. The management of the Company does not anticipate that the application of these amendments will have a material impact on the Company's consolidated financial statements. The amendments are effective for annual periods beginning on or after January 1, 2020.

•	On October 22, 2018, the IASB has issued 'Definition of a Business (Amendments to IFRS 3)' aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The amendments in Definition of a Business (Amendments to IFRS 3) are changes to Appendix A Defined terms, the application guidance, and the illustrative examples of IFRS 3 only. They:

◦	clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;
◦	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
◦	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
◦	remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs;
◦	and add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. Earlier application is permitted. The Company has not opted for early application.

•	On October 31, 2018, the IASB has issued 'Definition of Material (Amendments to IAS 1 and IAS 8)' to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves.

The changes in Definition of Material (Amendments to IAS 1 and IAS 8) all relate to a revised definition of 'material' which is quoted as follows from the final amendments: "Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity". Three new aspects of the new definition should especially be noted:

◦	Obscuring. The existing definition only focused on omitting or misstating information, however, the Board concluded that obscuring material information with information that can be omitted can have a similar effect. Although the term obscuring is new in the definition, it was already part of IAS 1 (IAS 1.30A).
◦	Could reasonably be expected to influence. The existing definition referred to 'could influence' which the Board felt might be understood as requiring too much information as almost anything ‘could’ influence the decisions of some users even if the possibility is remote.
◦	Primary users. The existing definition referred only to 'users' which again the Board feared might be understood too broadly as requiring to consider all possible users of financial statements when deciding what information to disclose.

The management of the Company does not anticipate that the application of these amendments will have a material impact on the Company's consolidated financial statements. These amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted. The Company has not opted for early application.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Country		Percentage ownership
	of	Main	As of December 31,
Company	incorporation	Activity	2018	2017	2016
Sistemas UK Limited	United Kingdom	Customer referral services and software development support	100.00%	100.00%	100.00%
Globant LLC	United States of America	Customer referral services and software development support	100.00%	100.00%	100.00%
Sistemas Colombia S.A.S.	Colombia	Software development and consultancy	100.00%	100.00%	100.00%
Global Systems Outsourcing S.R.L. de C.V.	Mexico	Software development and consultancy	100.00%	100.00%	100.00%
Software Product Creation S.L.	Spain	Software development and consultancy	100.00%	100.00%	100.00%
Globant España S.A. (sociedad unipersonal)	Spain	Investing activities	100.00%	100.00%	100.00%
Sistemas Globales Uruguay S.A.	Uruguay	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
IAFH Global S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales Chile Ases. Ltda.	Chile	Software development and consultancy	100.00%	100.00%	100.00%
Globers S.A.	Argentina	Travel organization services	100.00%	100.00%	100.00%
Globant Brasil Consultoria Ltda.	Brazil	Software development and consultancy	100.00%	100.00%	100.00%
Huddle Investment LLP (2)	United Kingdom	Investing activities	-	-	100.00%
Huddle Group S.A. (3)	Argentina	Software development and consultancy	-	100.00%	100.00%
Globant Peru S.A.C.	Peru	Software development and consultancy	100.00%	100.00%	100.00%
Globant India Private Limited	India	Software development and consultancy	100.00%	100.00%	100.00%
Dynaflows S.A. (4)	Argentina	Software development and consultancy	100.00%	66.73%	66.73%
We Are London Limited	United Kingdom	Service design consultancy	100.00%	100.00%	100.00%
L4 Mobile LLC (1)	United States of America	Software development and consultancy	-	100.00%	100.00%
Difier S.A.	Uruguay	Software development and consultancy	100.00%	100.00%	100.00%
Globant Bel LLC (5)	Belarus	Software development and consultancy	100.00%	-	-
Globant Canada Corp. (6)	Canada	Software development and consultancy	100.00%	100.00%	-
Globant France S.A.S. (7)	France	Software development and consultancy	100.00%	-	-
Small Footprint S.R.L. (8)	Romania	Software development and consultancy	100.00%	-	-

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Country		Percentage ownership
	of	Main	As of December 31,
Company	incorporation	Activity	2018	2017	2016
Globant Ventures S.A.S. (9)	Argentina	Holding and investment activities	100.00%	-	-

(1)	L4 Mobile LLC was acquired on November 14, 2016 (see note 24.6) and was merged into Globant, LLC on January 21, 2018.
(2)	Huddle Investment LLP was dissolved on June 30, 2017.
(3)	On December 31, 2017, Huddle Group S.A. was merged into Sistemas Globales S.A. (currently under registration).
(4)	On October 26, 2018, the sellers exercised the put option on the non-controlling interest of Dynaflows (see note 24.3).
(5)	Globant Bel LLC (previously known as PointSource LLC) was acquired on May 11, 2018. Globant Bel LLC's financial statements were included in the consolidated financial statements as of December 31, 2017, as explained in note 24.8.
(6)	Globant Canada Corp. was incorporated on March 27, 2017.
(7)	Globant France S.A.S. was incorporated on October 1, 2018.
(8)	Small Footprint S.R.L. was acquired on October 15, 2018 (note 24.9).
(9)	Globant Ventures S.A.S. was incorporated on November 20, 2018 (currently under registration).

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

Goodwill is not amortised and is reviewed for impairment at least annually or more frequently when there is an indication that the business may be impaired. If the recoverable amount of the business is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the business and then to the other assets of the business pro-rata on the basis of the carrying amount of each asset in the business. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of income and other comprehensive income. An impairment loss recognized for goodwill is not reversed in a subsequent period.

The Company has not recognized any impairment loss in the years ended December 31, 2018, 2017 and 2016.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company’s services are performed under both time-and-material and fixed-price contracts. For revenues generated under time-and-material contracts, revenues are recognized as a performance obligation satisfied over time, using an input method based on hours incurred. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client.

The Company recognizes revenues from fixed-price contracts applying the input or output methods depending on the nature of the project and the agreement with the customer, recognizing revenue on the basis of the Company’s efforts to the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation, or recognizing revenue on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract, respectively. Each method is applied according to the characteristics of each contract and client. The inputs and outputs are selected based on how faithfully they depict the Company's performance towards complete satisfaction of the performance obligation.

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

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

In the case of Globant Brasil Consultoría Ltda., Globers S.A. and We are London Limited, the functional currencies are the Brazilian Real, the Argentine Peso and the Great Britain Pound, respectively. Assets and liabilities are translated at current exchange rates, while income and expense are translated at the date of the transaction rate. The resulting foreign currency translation adjustment is recorded as a separate component of accumulated other comprehensive income (loss) in equity.

Accounting standards are applied on the assumption that the value of money (the unit of measurement) is constant over time. However, when the rate of inflation is no longer negligible, a number of issues arise impacting the true and fair nature of the accounts of entities that prepare their financial statements on a historical cost basis. To address such issues, entities should apply IAS 29 Financial Reporting in Hyperinflationary Economies from the beginning of the period in which the existence of hyperinflation is identified. Based on the statistics published on July 17, 2018, the 3-year cumulative rate of inflation for consumer prices and wholesale prices in Argentina reached a level of about 123% and 119%, respectively. On that basis, Argentina was considered an hyperinflationary economy since July 1, 2018. However, the Company has evaluated this situation and concluded that it has not significant impact on their financial statements considering that the most significant Argentine subsidiaries have the U.S. dollars as their functional currency, except for Globers S.A. as explained above.

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

Globant S.A, the Luxembourg company, is subject to a corporate income tax rate of 15% if taxable income is lower than EUR 25, or to a corporate income tax rate of 19% if taxable income exceeds EUR 30. If taxable income is between EUR 25 and EUR 30, the Luxembourg company is subject to corporate income tax computed as follows: EUR 3.75 plus 39% of the tax base above EUR 25. The corporate income tax is increased by a contribution of 7% to the unemployment fund. A municipal business tax also may be imposed at rates ranging from 6% to 12% depending on where the undertaking is located. Thus, Luxembourg’s effective corporate income tax rate for 2018 is 27.08%. For the year 2019, businesses with taxable income lower than EUR 25 will be subject to corporate income tax at a rate of 15% . Businesses with taxable income between EUR 25 and EUR 30 will be subject to corporate income tax computed as follows: EUR 3.75 plus 33% of the tax base above EUR 25 The corporate tax rate will be 18% for companies with taxable income in excess of EUR 30.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

In 2008, Globant España S.A. elected to be included in the Spanish special tax regime for entities having substantially all of their operations outside of Spain, known as “Empresas Tenedoras de Valores en el Exterior” (“ETVE”), on which dividends distributed from its foreign subsidiaries as well as any gain resulting from disposal are tax free. In order to be entitled to the tax exemption, among other requirements, the main activity of Globant España S.A. must be the administration and management of equity instruments from non-Spanish entities and such entities must be subject to a tax regime similar to that applicable in Spain for non-ETVEs companies. During 2018, the Company’s Uruguayan and Argentinian subsidiaries distributed dividends to Globant España S.A. for a total amount of 27,462. During 2016, the Company's Uruguayan, Colombian and Argentinian subsidiaries distributed dividends to Globant España S.A. for a total amount of 85,064. The subsidiaries did not distribute dividends during 2017. If this tax exemption would not applied, the applicable tax rate should be 25%. The Company´s Spanish subsidiary Software Product Creation S.L. is subject to a 25% corporate income tax rate.

From a taxable income perspective, the Argentine subsidiaries represent the Company’s most significant operations. Argentine companies are subject to a 30% corporate income tax rate. In May 2008, IAFH Global S.A. and Sistemas Globales S.A. were notified by the Argentine Government through the Ministry of Economy and Public Finance that they had been included within the promotional regime for the software industry established under Law No. 25,922 (the “Software Promotion Regime”).

Under Argentina’s Software Promotion Law No. 25,922 (Ley de Promoción de la Industria de Software), as amended by Law No. 26,692 and Decree No. 95/2018 (the "Software Promotion Law"), the Company's operating subsidiaries in Argentina benefit from a 60% reduction in their corporate income tax rate (as applied to income from promoted software activities) and a tax credit of up to 70% of amounts paid for certain social security taxes (contributions) that may be offset against value-added tax liabilities. Law No. 26,692, the 2011 amendment to the Software Promotion Law (“Law No. 26,692”), also allows such tax credits to be applied to reduce the Company's Argentine subsidiaries’ corporate income tax liability by a percentage not higher than the subsidiaries’ declared percentage of exports and extends the tax benefits under the Software Promotion Law until December 31, 2019.

The Software Promotion Law remains in effect until December 31, 2019. On March 2019, a draft bill was introduced for its treatment by the Argentine Congress consisting of a promotional regime for Knowledge Economy. The regime contains tax benefits similar to the ones provided by the Software Promotion Law and is addressed to software companies as well as other companies involved in biotechnology, audiovisual production, exportable professional services, robotic automation, aerospace and satellite industry, among others. Such bill has not yet been passed.

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

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Regarding the rest of the Company’s Argentine subsidiaries, Globers Travel, Dynaflows, and Globant Ventures SAS as they are not in included within the Software Promotion Regime, are subject to a corporate income tax rate of 30% and will be applying the reduced tax rate incorporated by the Law No. 27,430 during next fiscal years.

The Company’s Uruguayan subsidiary Sistemas Globales Uruguay S.A. is domiciled in a tax free zone and has an indefinite tax relief of 100% of the income tax rate and an exemption from VAT. Aggregate income tax relief arising under Sistemas Globales Uruguay S.A. for years ended December 31, 2018, 2017 and 2016 were 11,095, 2,488, 1,231, respectively. The Company’s Uruguayan subsidiary Difier S.A. is located outside tax-free zone and according to Article 163 bis of Decree No. 150/007 the software development services performed are exempt from income tax and value-added tax applicable as long as they are exported and utilized abroad. Difier S.A is 100% export-oriented.

The Colombian subsidiary, Sistemas Colombia S.A.S. is subject to federal corporate income tax at the rate of 33% and a surcharge at the rate of 4% calculated on net income before income tax. Until December 31, 2017, the Company's Colombian subsidiary Sistemas Colombia S.A.S. was subject to federal corporate income tax at the rate of 34% and a surcharge at the rate of 6% calculated on net income before income tax. The Law 1.943 gradually reduce the corporate tax rates and eliminate the surcharge from January 1, 2019 and onwards.

The Company’s U.S. subsidiary Globant LLC is subject to U.S. federal income tax at the rate of 21%. Fiscal years beginning before January 1, 2018 were subject to corporate tax at the rate of 35%.

On December 22, 2017, the United Stated enacted the Tax Cuts and Jobs Act (“Tax Act”) that instituted fundamental changes to the taxation of multinational corporations. The Tax Act includes significant changes to the U.S. corporate income tax system, including a federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, changes regarding net operating loss carryforwards, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. Furthermore, as part of the transition to the new tax system, a one-time transition tax is imposed on a U.S. shareholder's historical undistributed earnings of foreign affiliates. For certain eligible pass-through entities, the Tax Act provides for a qualified business income deduction. The Tax Act introduces various changes to the Internal Revenue Code.

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

On December 13, 2018, the Internal Revenue Service (“IRS”) published a proposed regulation that provide guidance regarding the BEAT application. Currently, the Treasury and the IRS are receiving public comments. The document will be official once it is published in the Federal Register.

The Company’s English subsidiaries Sistemas UK Limited and We are London Limited are subject to corporate income tax at the rate of 18%. The rate is reduced to 17% as from April 1, 2019. For the years 2017 and 2016, the corporate income tax rates were 19% and 20%, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company’s Chilean subsidiary Sistemas Globales Chile Ases. Ltda. is subject to corporate income tax at the rate of 27%. For the years 2017 and 2016, the corporate income tax rates were 25.5% and 27.0%, respectively.

The Company’s Brazilian subsidiary Globant Brasil Consultoría Ltda., applies the taxable income method called “Lucro real”. Under this method, taxable income is based upon a percentage of profit accrued by the Company, adjusted according to the add-backs and exclusions provided in the relevant tax law. The rate applicable to the taxable income derived from the subsidiary’s activity is 24% plus 10% if the net income before income tax is higher than 240,000 reais for the years 2017 and onwards.

The Company’s Peruvian subsidiary, Globant Peru S.A.C. is subject to corporate income tax at the rate of 29.5%. For the years 2017 and 2016, the corporate income tax rates were 29.5% and 25.25%, respectively.

The Company’s Mexican subsidiary, Global Systems Outsourcing S.R.L. de C.V., is subject to corporate income tax at the rate of 30%.

The Company's Indian subsidiary Globant India Private Limited is primarily export-oriented and is eligible for certain income tax holiday benefits granted by the government of India for export activities conducted within Special Economic Zones, or SEZs. The services provided by our Pune development center are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the center commenced the provision of services, which occurred on August 3, 2017, and 50% of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the center meeting defined conditions. Indian profits ineligible for SEZ benefits are subject to corporate income tax at the rate of 34.61%. In addition, all Indian profits, including those generated within SEZs, are subject to the Minimum Alternative Tax (MAT), at the current rate of approximately 21.34%, including surcharges.

On February 1, 2018, the Finance Minister presented the Union Budget 2018-19. A reduction in the corporate tax rate was proposed for companies with an annual turnover of up to Rupees (Rs) 2.5 billion. In such case, the tax rate is 25% plus surcharge. Globant India Private Limited is eligible for the lower corporate tax rate.

The Company's subsidiary located in Belarus is resident of the High Technology Park (“HTP”). HTP residents are exempted from corporate tax and VAT.

On December 21, 2017 the President of the Republic of Belarus published the Decree N° 8 that extends the duration of the HTP’s tax incentives and the special legal regime until January 1, 2049. The Company will be benefited by the exemption as long as the regime is valid.

The Company's subsidiary located in Romania is subject to income tax at the rate of 16%.

The Company´s subsidiary located in Canada is subject to federal income tax at the rate of 15%. The rate is increased by the state income tax rate which is 11% in the case of the state of British Columbia where the subsidiary is incorporated.

The corporate tax rate in France for most companies is 33.33%. The Finance Bill for 2017 contains provisions for the progressive reduction of the corporate income tax rate from the33.33% rate to 28% over the period 2017 to 2020. Also, there is a reduced tax rate of 15% for companies whose turnover does not exceed EUR 7,63 million, but only for the first EUR 38,120 of taxable income. In 2019 the reduced rate will be applicable to small and medium-size enterprises. To qualified as a small and medium-size enterprise, a company must employ less than 250 employees and have an annual turnover not exceeding EUR 50 millions.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

According to the Finance Bill, the Company´s subsidiary located in France is subject to tax at a rate of 28% during 2018. The rate applies for the first EUR 500.000.

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

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. The Company has not recorded any current or deferred income tax in other comprehensive income or equity in any each of the years presented, except for deferred income tax arising from the share-based compensation plan and for the translation of deferred tax assets and liabilities arising from subsidiaries with functional currencies other than U.S. dollar .

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

The Company does not have unrecognized tax benefits or reserve for uncertain tax treatments that require disclosure in its consolidated financial statements.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.7.2. – Other taxes

On December 4, 2018, Argentina approved the budget bill for 2019 by the Law 27,467. The Law amends the Customs Code to allow for duties to be applied to the exportation of services. The Executive Power will be allowed to impose export duties of up to 30% on services until December 31, 2020. However, the maximum rate is 12% for goods that were not subject to export duties before September 2, 2018 (i.e., the date Argentina imposed new export duties on goods through a decree).

On January 2, 2019, the Argentine Executive Power issued Decree No. 1201/2018 establishes an export duty on exports of services at a rate of 12% with a maximum limit of Argentine pesos (ARS) 4 per each U.S. dollar of the amount arising from the invoice or equivalent document.

According to the Law and the Decree, a service is considered exported when it was rendered from Argentina, and whose effective use or exploitation.

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

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

As of December 31, 2018 and 2017 the Company recorded an impairment loss of 306 related to internally-generated intangible assets and 4,708 related to the intangible assets acquired in business combinations. In 2016 no impairment losses were recorded.

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

3.12 – Financial assets

On initial recognition, a financial asset is classified as measured at: (i) amortised cost (ii) fair value through other comprehensive income (FVOCI) or (iii) fair value through profit or loss (FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

3.12.1 – Amortised cost and effective interest method

A financial asset is measured at amortised cost if both of the following conditions are met, and is not designated as at FVPL:

-   It is held within a business model whose objective is to hold financial assets to collect contractual cash flow;

-   Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The effective interest method is a method of calculating the amortised cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the instrument, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.12.2 – Financial assets measured at FVOCI

A financial asset is measured at FVOCI if both of the following conditions are met, and is not designated as at FVPL:

-	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets
-	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

The change in fair value of financial assets measured at FVOCI is accumulated in the investment revaluation reserve until they are derecognised. When a financial asset measured at FVOCI is derecognised, the cumulative gain or loss previously recognised in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment.

3.12.3 – Financial assets measured at FVPL

All financial assets not classified as measured at amortised cost or FVOCI as described above, are measured at FVPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘Finance income’ line.

3.12.4 - Derivative financial instruments

The Company enters into foreign exchange forward contracts. Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss.

3.12.5 - Investment in associates

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

3.12.6 – Other Financial Assets

Call option over non-controlling interest in subsidiary

On October 22, 2015, the Company was granted with a call option to acquire the remaining 33.27% interest in Dynaflows S.A, which can be exercised from October 22, 2020 till October 21, 2021. At the same moment, the Company has also agreed on a put option with the non-controlling shareholders which gives them the right to sell its remaining 33.27% interest on October 22, 2018 or October 22, 2020. As of December 31, 2018, the sellers exercised the put option, as explained in note 24.3, and the Company derecognized the call option. As of December 31, 2017, the Company accounted for the call option at its fair value of 455, in a similar way to a call option over an entity’s own equity shares and the initial fair value of the option was recognized in equity.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Clarice Subscription agreement

On May 14, 2015, the Company signed a subscription agreement as described in note 24.2. According to this agreement, the Company will receive a fix amount of money in exchange of a variable number of shares of the Company. According to IAS 32:11, a financial asset has been recognized in order to reflect the contractual right to receive cash. As of December 31, 2018 and 2017, the Company has recorded 400 and 800 as current financial assets, respectively.

3.12.7 – Impairment of financial assets

The Company recognises a loss allowance for expected credit losses on financial assets, other than those at FVTPL. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Company always recognises lifetime expected credit losses ("ECL") for trade receivables, using a simplified approach. The expected credit losses on these financial assets are estimated using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

For all other financial instruments, the Company recognises lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

Significant increase in credit risk since initial recognition

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument at the reporting date with such risk at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including forward-looking information that is available without undue cost or effort. In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	internal credit rating
•	external credit rating (as far as available)
•	significant deterioration in external market indicators of credit risk for a particular financial instrument
•	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor's ability to meet its debt obligations
•	actual or expected significant changes in the operating results of the debtor
•	significant increases in credit risk on other financial instruments of the same debtor
•	actual or expected significant adverse changes in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor's ability to meet its debt obligations.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment, unless the Company has reasonable and supportable information that demonstrates otherwise.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Despite the foregoing, the Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial asset is determined to have low credit risk if the financial instrument has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfill its contractual cash flow obligations.  The Company considers a financial asset to have low credit risk when the asset has external credit rating of 'investment grade' in accordance with the globally understood definition, or if an external rating is not available, if the counterparty has a strong financial position and there is no past due amounts. All of the Company's current and non current investments are considered to have low credit risk.

Definition of default

A default on a financial asset is when the counterparty fails to make contractual payments within 90 days of when they fall due, unless an entity has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired include observable data about the following events:

a. significant financial difficulty of the issuer or the borrower;

b. a breach of contract, such as a default or past due event;

c. the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

d. it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

e. the disappearance of an active market for that financial asset because of financial difficulties; or

f. the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

It may not be possible to identify a single discrete event-instead, the combined effect of several events may have caused financial assets to become credit-impaired.

Write-off policy

Financial assets' carrying amounts are reduced through the use of an allowance account on a case-by-case basis. When a financial asset is considered uncollectable, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit and loss.

Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default and the exposure at default. The assessment of the probability of default and loss given default is based on historical data, adjusted by forward-looking information as described above. The exposure of default is represented by the asset's gross carrying amount at the reporting date.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. Financial assets other than trade receivables, have been grouped at the lowest levels for which there are separately identifiable cash flows.

No significant changes to estimation techniques or assumptions were made during the reporting period.

3.12.8 – Derecognition of financial assets

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.13.3 – Financial liabilities

Financial liabilities, including trade payables, other liabilities and borrowings, are initially measured at fair value, net of transaction costs.

Financial liabilities are subsequently measured at amortised cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

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

Cash and cash equivalents as shown in the statement of cash flows only includes cash and bank balances and time deposits.

3.15 – Reimbursable expenses

Out-of-pocket and travel expenses are recognized as expense in the statements of income for the year. Reimbursable expenses are billed to customers and recorded net of the related expense.

3.16 - Share-based compensation plan

The Company has a share-based compensation plan for executives and employees of the Company and its subsidiaries. Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set forth in note 23.

The fair value determined at the grant date of the equity-settled share-based payments is recognised to spread the fair value of each award over the vesting period on a straight-line basis, based on the Company’s estimate of equity instruments that will potentially vest, with a corresponding increase in equity.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.17 – Components of other comprehensive income

Components of other comprehensive income are items of income and expense that are not recognized in profit or loss as required or permitted by other IFRSs. The Company included gains and losses arising from translating the financial statements of a foreign operation and the income related to the valuation of the financial assets measured at fair value through other comprehensive income.

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

In accounting for fixed-price contracts the Company applies the input or output methods depending on the nature of the project and the agreement with the customer, recognizing revenue on the basis of the Company’s efforts to the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation, or recognizing revenue on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract, respectively. Each method is applied according to the characteristics of each contract and client.

These methods are followed where reasonably dependable estimates of revenues and costs can be made. Fixed-price contracts generally correspond for services over a period of 12 months or less. Some fixed-price contracts are recurring contracts that establish a fixed amount per month and do not require the Company to apply significant judgment in accounting for those types of contracts. In consequence, the use of estimates is only applicable for those contracts that are on-going at the year end and that are not recurring.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

The Company evaluates goodwill for impairment at least annually or more frequently when there is an indication that the unit may be impaired. When determining the fair value of the Company's cash generating unit, the Company utilizes the income approach using discounted cash flow. The income approach considers various assumptions including increase in headcount, headcount utilization rate, income from each country and revenue per employee, income tax rates and discount rates. The assumptions considered by the Company as of December 31, 2018 are the following: projected cash flows for the following five years, the average growth rate considered was 20.0% and the rate used to discount cash flows was 16.94%. The long-term rate used to extrapolate cash flows beyond the projected period was 3%.

Any adverse changes in key assumptions about the businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon the Company's evaluation of goodwill, no impairments were recognized during 2018, 2017 and 2016.

3.	Income taxes

Determining the consolidated provision for income tax expenses, deferred income tax assets and liabilities requires significant judgment. The provision for income taxes is calculated over the net income of the company and is inclusive of federal, local and state taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences in each of the jurisdictions where the Company operates of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes.

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

4.	Impairment of financial assets

The Company measures ECL using reasonable and supportable forward looking information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss given default is an estimate of the loss arising on default. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

As of December 31, 2018, 2017 and 2016, the Company recorded an impairment of trade receivables for an amount of 3,421, a recovery of 5 and an impairment of 928, respectively, using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

As of December 31, 2018 and 2017, the Company recorded an impairment of tax credits for an amount of 48 and 1,586, respectively, based on assumptions about expected credit losses. The Company uses judgment in making these assumptions based on existing regulatory conditions as well as forward looking estimates, which are described as follows. The tax credits included in the allowance for impairment are mainly related to Argentine taxation. The Company estimated the future VAT credit and VAT debit that comes from domestic purchases and sales, respectively. Since exports are zero-rated, any excess portion of the credit not used against any VAT debit is reimbursable to the Company, through a special VAT recovery regime. However, according to VAT recovery rules, there are certain limitations on the amount that may be reimbursed and the Company considered any VAT credit that cannot be reimbursed to be an impairment.

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

Expected volatility: Since January 1, 2018 the expected volatility of the Company's shares is calculated by using the average share price volatility of the Company since January 1, 2016 to the date of grant. Before 2018, as the Company did not have sufficient trading history for the purpose of valuing the share options, the expected volatility of their shares was estimated by using the average historic price volatility of the NASDAQ 100 Telecommunication Index.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

6.	Call option over non-controlling interest

As of December 31, 2017, the Company held a call option to acquire the 33.27% of the remaining interest in Dynaflows S.A., which could be exercised from October 22, 2020 until October 21, 2021. The Company calculated the fair value of this option using the Black-Scholes option model. The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, maturity, risk-free interest rate, value of the underlying asset and dividend yield.

Expected volatility: The Company has considered annualized volatility as multiples of EBITDA and Revenue of publicly traded companies in the technology business in the U.S., Europe and Asia since 2008.

Maturity: The combination between the call and put options (explained in note 24.3) implied that, assuming no liquidity restrictions as part of the Company at the moment that the option was exercisable and considering that both parties wanted to maximize their benefits, the Company would acquire the minority shareholders shares at the date that this option was exercisable. Therefore, the Company has assumed that the maturity date of call option is October 22, 2020.

Risk free rate: The risk-free rate for periods within the contractual life of the option was based on the Argentinean bonds (BONAR) with a quote in the U.S. market with maturities similar to the expected term of the option.

Value of the underlying assets: The Company considered a multiple of EBITDA and Revenue resulting from the implied multiple in Dynaflows adjusted by the lack of control.

Dividend yield: The Company did not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company used an expected dividend yield of zero.

As of December 31, 2018, the Company derecognized the call option (see note 24.3).

7.	Recoverability of internally generated intangible assets

During the year, the Company considered the recoverability of its internally generated intangible asset which are included in the consolidated financial statements as of December 31, 2018 and 2017 with a carrying amount of 7,855 and 6,395, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

A detailed recoverability analysis has been carried out by the Company, considering both, revenue from customers in case of the assets sold to third parties and internal usage for those assets that are used internally, and, as a result, the Company has recognized an impairment of 306 as of December 31, 2018. In 2017 and 2016 no impairment losses were recorded.

8.	Fair value measurement and valuation processes

Certain assets and liabilities of the Company are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company estimates the fair value of an asset or a liability by converting future amounts (e.g. cash flows or income and expenses) to a single current (i.e. discounted) amount. If necessary the Company engages third party qualified valuers to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in note 28.8.

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

11.	Recoverability of intangible assets acquired in business combinations, other than goodwill

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

A total amount of 4,708 of impairment loss related to the intangible assets acquired in business combinations was recognized as of December 31, 2017 and is included as other operating expenses. The impairment was recognized as a result of the Company's evaluation of such intangible assets, upon which the Company projected lower future cash flows from the related customer relationships. In 2018 and 2016 no impairment losses were recorded.

NOTE 5 – REVENUE

The following tables present the Company’s revenues disaggregated by type of contracts, by revenue source regarding the industry vertical of the client and by currency. The Company provides technology services to enterprises in a range of industry verticals including media and entertainment, travel and hospitality, professional services, technology and telecommunications, banks, financial services and insurance and consumer, retail and manufacturing, among others. The Company understands that disaggregating revenues into these categories achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of revenues may be affected by economic factors. However, this information is not considered by the chief operating decision-maker to allocate resources and in assessing financial performance of the Company. As noted in the business segment reporting information in note 25, the Company operates in a single operating and reportable segment.

	For the year ended December 31,
By Industry vertical	2018	2017	2016
Media and Entertainment	133,093	99,640	67,912
Travel & Hospitality	89,212	68,400	63,414
Banks, Financial Services and Insurance	114,439	94,994	59,786
Technology & Telecommunications	67,310	60,648	51,378
Professional Services	52,318	40,660	42,286
Consumer, Retail & Manufacturing	54,087	36,025	28,710
Other Verticals	11,851	13,072	9,370
TOTAL	522,310	413,439	322,856

	For the year ended December 31,
By Currency	2018	2017	2016
United States dollar (USD)	447,314	354,824	290,636
European euro (EUR)	30,087	23,518	12,060
Pound sterling (GBP)	6,550	4,107	4,988
Argentine peso (ARS)	20,651	12,856	9,948
Mexican peso (MXN)	11,711	6,942	—
Others	5,997	11,192	5,224
TOTAL	522,310	413,439	322,856

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	For the year ended December 31,
By Contract Type	2018	2017	2016
Time and material contracts	431,295	376,718	297,476
Fixed-price contracts	90,980	36,687	25,349
Others	35	34	31
TOTAL	522,310	413,439	322,856

NOTE 6 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

6.1 - Cost of revenues

	For the year ended December 31,
	2018	2017	2016
Salaries, employee benefits and social security taxes	(293,171)	(239,013)	(176,320)
Shared-based compensation expense	(4,248)	(5,666)	(917)
Depreciation and amortization expense	(4,022)	(4,339)	(4,281)
Travel and housing	(6,623)	(6,631)	(6,586)
Office expenses	(2,082)	(1,692)	(1,084)
Professional services	(5,248)	(5,005)	(1,754)
Promotional and marketing expenses	(1,575)	(244)	(170)
Recruiting, training and other employee expenses	(1,382)	(415)	(216)
Taxes	(203)	(166)	(67)
TOTAL	(318,554)	(263,171)	(191,395)

6.2 - Selling, general and administrative expenses

	For the year ended December 31,
	2018	2017	2016
Salaries, employee benefits and social security taxes	(47,805)	(41,956)	(29,842)
Shared-based compensation expense	(8,665)	(8,798)	(2,703)
Rental expenses	(17,185)	(13,739)	(12,032)
Office expenses	(11,602)	(11,800)	(10,200)
Professional services	(13,754)	(9,885)	(7,599)
Travel and housing	(6,259)	(4,460)	(5,054)
Taxes	(6,126)	(6,140)	(5,010)
Depreciation and amortization expense	(16,521)	(11,789)	(6,637)
Recruiting, training and other employee expenses	(1,507)	(941)	(761)
Promotional and marketing expenses	(3,763)	(1,305)	(1,123)
TOTAL	(133,187)	(110,813)	(80,961)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 7 – FINANCE INCOME / EXPENSE

	For the year ended December 31,
	2018	2017	2016
Finance income
Interest gain	407	479	60
Gain arising from financial assets measured at fair value through PL	3,869	923	3,619
Gain arising from financial assets measured at fair value through OCI (*)	258	240	6,325
Foreign exchange gain	6,884	6,314	6,211
Subtotal	11,418	7,956	16,215

Finance expense
Interest expense on borrowings	(152)	(95)	(41)
Loss arising from financial assets measured at fair value through PL	(1,106)	(620)	(2,966)
Foreign exchange loss	(14,321)	(9,043)	(14,831)
Other interest	(525)	(788)	(776)
Other	(864)	(490)	(613)
Subtotal	(16,968)	(11,036)	(19,227)
TOTAL	(5,550)	(3,080)	(3,012)

(*) As of December 31, 2018 and 2017 includes 12 and 27, respectively, related to the gain recognized as Other comprehensive income as of December 31, 2017 and 2016, respectively.

NOTE 8 – INCOME TAXES

8.1 – INCOME TAX RECOGNIZED IN PROFIT AND LOSS

	For the year ended December 31,
	2018	2017	2016
Tax expense:
Current tax expense	(23,324)	(14,053)	(15,057)
Deferred tax gain (1)	7,456	5,972	730
TOTAL INCOME TAX EXPENSE	(15,868)	(8,081)	(14,327)

(1)	As of December 31, 2017, includes 1,004 of deferred tax gain related to changes in tax rates.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	For the year ended December 31,
	2018	2017	2016
Profit before income tax	67,464	38,544	50,189
Tax rate (note 3.7.1.1)	30%	35%	35%
Income tax expense	(20,239)	(13,490)	(17,566)

Permanent differences
Argentine Software Promotion Regime (note 3.7.1.1)	6,844	3,541	7,189
Effect of different tax rates of subsidiaries operating in countries other than Argentina	4,352	2,019	1,069
Non-deductible expenses	1,130	1,187	2,301
Tax loss carry forward not recognized	(1,462)	(374)	(878)
Exchange difference	(8,777)	(860)	(6,593)
Other	2,284	(104)	151
INCOME TAX EXPENSE RECOGNIZED IN PROFIT AND LOSS	(15,868)	(8,081)	(14,327)

8.2 – DEFERRED TAX ASSETS

	As of December 31,
	2018	2017
Share-based compensation plan	4,731	5,772
Provision for vacation and bonus	6,624	1,309
Intercompany trade payables	2,207	3,126
Property and equipment	716	756
Goodwill	(1,005)	(479)
Contingencies	546	—
Others	1,236	297
Loss carryforward (1)	1,861	2,405
TOTAL DEFERRED TAX ASSETS	16,916	13,186

(1)	As of December 31, 2018 and 2017, the detail of the loss carryforward is as follows:

	2018		2017
Company	Loss carryforward	Expiration date	Loss carryforward	Expiration date
Globant S.A.	547	does not expire	737	does not expire
Dynaflows S.A.	96	2020	80	2020
Globant Brasil Consultoría Ltda. (2)	887	does not expire	1,219	does not expire
We Are London Limited	116	does not expire	253	does not expire
Sistemas UK Limited	215	does not expire	116	does not expire
	1,861		2,405

(2)	The amount of the carryforward that can be utilized for Globant Brasil Consultoría Ltda. is limited to 30% of taxable income in each carryforward year.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As of December 31, 2018, no deferred tax liability has been recognised on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and it is probable that will be no reversal in the foreseeable future in a way that would result in a charge to taxable profit.

The roll forward of the deferred tax assets/(liabilities) presented in the consolidated financial position is as follows:

2018	Opening balance	Recognised in profit or loss (*)	Recognised in other comprehensive	Recognised directly in equity	Acquisitions/ disposals	Closing balance
Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	5,772	915	—	2,367	(4,323)	4,731
Provision for vacation and bonus	1,309	5,315	—	—	—	6,624
Intercompany trade payables	3,126	(919)	—	—	—	2,207
Property and equipment	756	(40)	—	—	—	716
Goodwill	(479)	(526)	—	—	—	(1,005)
Contingencies	—	546	—	—	—	546
Others	297	939	—	—	—	1,236
Subtotal	10,781	6,230	—	2,367	(4,323)	15,055
Loss carryforward	2,405	321	(165)	—	(700)	1,861
TOTAL	13,186	6,551	(165)	2,367	(5,023)	16,916

(*)	Includes foreign exchange loss of 905.

2017	Opening balance	Recognised in profit or loss	Recognised in other comprehensive	Recognised directly in equity	Acquisitions/ disposals	Closing balance
Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	4,919	1,026	—	1,400	(1,573)	5,772
Provision for vacation and bonus	1,339	(30)	—	—	—	1,309
Intercompany trade payables	—	3,126	—	—	—	3,126
Property and equipment	(298)	1,054	—	—	—	756
Goodwill	(169)	(310)	—	—	—	(479)
Contingencies	31	(31)	—	—	—	—
Others	130	167	—	—	—	297
Subtotal	5,952	5,002	—	1,400	(1,573)	10,781
Loss carryforward	1,739	970	—	—	(304)	2,405
TOTAL	7,691	5,972	—	1,400	(1,877)	13,186

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 9 – EARNINGS PER SHARE

The earnings and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows:

	For the year ended December 31,
	2018	2017	2016

Net income for the year attributable to owners of the Company	51,677	30,539	35,876
Weighted average number of shares (in thousands) for the purpose of basic earnings per share	35,746	34,919	34,402
Weighted average number of shares (in thousands) for the purpose of diluted earnings per share	36,685	36,094	35,413
BASIC EARNINGS PER SHARE	$1.45	$0.87	$1.04
DILUTED EARNINGS PER SHARE	$1.41	$0.84	$1.01

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weight average number of ordinary shares for the purpose of diluted earnings per share:

	For the year ended December 31,
	2018	2017	2016
Shares deemed to be issued in respect of employee options	205,940	603,159	1,021,250

NOTE 10 – INVESTMENTS

10.1 – Investments

	As of December 31,
Current	2018	2017

Mutual funds (1)	4,050	7,620
Bills issued by the Argentine Central Bank ("LEBACs") (2)	—	527
Bills issued by the Treasury of the Argentine Republic ("LETEs") (2)	1,015	—
Bills issued by the Treasury Department of the U.S. ("T-Bills") (2)	3,493	—
Capitalizable bills issued by the Treasury of the Argentine Republic ("LECAPs") (2)	77	—
TOTAL	8,635	8,147

(1)	Measured at fair value through profit or loss.
(2)	Measured at fair value through other comprehensive income.

	As of December 31,
Non current	2018	2017

Contribution to risk funds (3)	527	—
TOTAL	527	—

(3)	On December 27, 2018, the Company signed an agreement pursuant to which the Company made a contribution to the risk fund of a Mutual Guarantee Company. Such contribution accrues an interest which is collectible on a quarterly basis. As of December 31, 2018, the Company has recorded 527 as a non current investment, measured at amortised cost.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

10.2 – Investments in associates

CHVG investment

As of December 31, 2018 and 2017, the Company owns the 40% of total shares of CHVG S.A. ("CHVG") and accounted for this investment using the equity method.  On January 15, 2019, the Company sold the shares of CHVG S.A for a total amount of 10 (ARS 390).

Collokia investment

As of December 31, 2017, the Company has a 19.5% of participation in Collokia LLC for an amount of 800.

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

As of December 31, 2018, indications that the investment in Collokia may not be recovered arose and the Company performed an impairment test. As a consequence, an impairment loss 800 was recognized and is included in Other income, net.

Acamica investment

 On January 26, 2016, the Company signed a subscription agreement with Ignacio Moreno, Tomás Escobar, Gonzalo Orsi and Juan Badino (jointly "the Founders"); Fitory S.A., a company organized under the laws of Uruguay; Wayra Argentina S.A., a corporation organized under the laws of Argentina; Stultum Pecuniam Ventures LLC, a limited liability company organized under the laws of the state of Washington, United States; Ms. Eun Young Hwang ("Rebecca"); Acamica S.A., a company organized under the laws of Argentina ("Acamica Argentina") and Acamica Inc, a corporation organized under the laws of the state of Delaware, United States ("Acamica U.S." and together with Acamica Argentina, the "Acamica Group Companies") whereas the Founders own 100% of the capital share of Acamica Group Companies and formed a new company organized under the laws of Spain ("Holdco") which owned 100% of the capital shares of Acamica U.S. and 97% of the capital shares of Acamica Argentina.

On January 3, 2017, pursuant to the terms of the subscription agreement the Company made a capital contribution of 750 to the Acamica Tecnologías S.L. (previously referred as Holdco) in exchange for a 20% ownership stake in the entity. On May 17, 2018, the Company signed a new share purchase and subscription agreement with Fitory S.A., Stultum Pecunian Ventures, LLC, Wayra Argentina S.A., Eun Young Hwang and Acámica Tecnologías S.A. Pursuant to such agreement, the Company purchased additional shares for an amount of 3,250. As of December 31, 2018, the Company has a 47.5% of participation in Acámica Tecnologías S.L. The investment is accounted using the equity method considering that the Company has significant influence over the operating and governance decisions of Acamica Tecnologías S.L., as the participation in the board of director, the approval of budget and business plan, among other decisions.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company's share on the profit or loss or other comprehensive income of all the above-mentioned investments for the years ended December 31, 2018, 2017 and 2016 were not significant individually nor in the aggregate, except for the impairment recognized in Collokia in 2018.

NOTE 11 – TRADE RECEIVABLES

	As of December 31,
	2018	2017

Accounts receivable (1)	101,754	71,846
Unbilled revenue	13,101	8,841
Subtotal	114,855	80,687
Less: Allowance for doubtful accounts	(3,957)	(609)
TOTAL	110,898	80,078

(1)	Includes amounts due from related parties of 993 and 463 as of December 31, 2018 and 2017 (see note 22.1).

Allowance for doubtful accounts

The following tables detail the risk profile of trade receivables based on the Company's provision matrix as of December 31, 2018 and 2017.

December 31, 2018	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	> 120	Total
Expected credit loss rate	0.06%	1.90%	4.40%	11.90%	85.90%
Estimated total gross carrying amount at default	17,815	6,843	2,814	2,778	3,801	34,051
Lifetime ECL	107	130	124	331	3,265	3,957

December 31, 2017	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	> 120	Total
Expected credit loss rate	0.19%	0.84%	2.74%	8.58%	100.00%
Estimated total gross carrying amount at default	18,513	4,140	878	902	438	24,871
Lifetime ECL	35	35	24	77	438	609

The movements in the allowance are calculated based on lifetime expected credit loss model for 2018 and incurred loss model for 2017 and 2016.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table shows the movement in ECL that has been recognised for trade receivables in accordance with the simplified approach:

	As of December 31,
	2018	2017	2016

Balance at beginning of year	(609)	(617)	(438)
Additions, net of recoveries	(3,421)	5	(928)
Write-off of receivables	73	3	749
Balance at end of year	(3,957)	(609)	(617)

The average credit period on sales is 65 days. No interest is charged on trade receivables. The Company always measures the loss allowance for trade receivables at an amount equal to lifetime ECL. The expected credit losses on trade receivables are estimated using the provision matrix by reference to past default experience of the debtor and an analysis of the debtor's current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

NOTE 12 – OTHER RECEIVABLES

	As of December 31,
	2018	2017
Other receivables
Current
Tax credit - VAT	5,202	3,984
Tax credit - Software Promotion Regime (note 3.7.1.1)	3,555	4,813
Income tax credits	1,410	2,869
Other tax credits	276	153
Advances to suppliers	611	155
Prepaid expenses	3,982	1,931
Loans granted to employees	49	186
Other	256	266
TOTAL	15,341	14,357

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
	2018	2017
Non-current
Advances to suppliers (note 21)	28,799	25,498
Tax credit - VAT	1,031	3,325
Income tax credits	1,259	2,129
Tax credit - Software Promotion Regime (note 3.7.1.1)	749	132
Other tax credits	170	105
Guarantee deposits	1,681	1,347
Loans granted to employees	208	—
Prepaid expenses	475	—
Other	500	500
Subtotal	34,872	33,036
Allowance for impairment of tax credits	(675)	(1,300)
TOTAL	34,197	31,736

Roll forward of the allowance for impairment of tax credits

	As of December 31,
	2018	2017

Balance at beginning of year	1,300	—
Additions (note 4.4)	48	1,586
Foreign exchange	(673)	(286)
Balance at end of year	675	1,300

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 13 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2018 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	23,381	5,810	33,275	37	6,981	2,354	11,167	83,005
Additions related to business combinations (note 24)	—	5	43	—	—	—	—	48
Additions	7,055	719	1,083	—	—	—	10,065	18,922
Transfers	6	845	9,596	—	6,420	—	(16,867)	—
Disposals	(353)	(229)	(2,005)	—	—	—	—	(2,587)
Translation	(36)	(8)	(88)	—	—	—	—	(132)
Values at end of year	30,053	7,142	41,904	37	13,401	2,354	4,365	99,256

Depreciation
Accumulated at beginning of year	14,609	3,694	20,421	13	389	—	—	39,126
Additions	4,641	832	5,529	8	220	—	—	11,230
Disposals	(346)	(224)	(1,868)	—	—	—	—	(2,438)
Translation	(31)	(6)	(85)	—	—	—	—	(122)
Accumulated at end of year	18,873	4,296	23,997	21	609	—	—	47,796
Carrying amount	11,180	2,846	17,907	16	12,792	2,354	4,365	51,460

Property and equipment as of December 31, 2017 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	18,097	5,117	29,723	34	6,981	2,354	3,899	66,205
Additions related to business combinations (note 24)	116	55	3	3	—	—	15	192
Additions	5,244	324	2,275	—	—	—	9,687	17,530
Transfers	98	477	1,431	—	—	—	(2,006)	—
Disposals	(166)	(222)	(152)	—	—	—	(428)	(968)
Translation	(8)	59	(5)	—	—	—	—	46
Values at end of year	23,381	5,810	33,275	37	6,981	2,354	11,167	83,005

Depreciation
Accumulated at beginning of year	11,219	3,136	15,921	4	249	—	—	30,529
Additions	3,529	717	4,658	9	140	—	—	9,053
Disposals	(133)	(218)	(149)	—	—	—	—	(500)
Translation	(6)	59	(9)	—	—	—	—	44
Accumulated at end of year	14,609	3,694	20,421	13	389	—	—	39,126
Carrying amount	8,772	2,116	12,854	24	6,592	2,354	11,167	43,879

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 14 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2018 included the following:

	Licenses and internal developments	Customer relationships	Non-compete agreement	Total
Useful life (years)	5	1 - 4	3
Cost
Values at beginning of year	27,381	10,153	586	38,120
Additions related to business combinations (note 24)	—	173	—	173
Additions from separate acquisitions	3,480	—	—	3,480
Additions from internal development	6,104	—	—	6,104
Translation	(8)	570	—	562
Values at end of year	36,957	10,896	586	48,439

Amortization and impairment
Accumulated at beginning of year	17,325	8,844	586	26,755
Additions	8,556	757	—	9,313
Impairment loss recognised in profit or loss (note 4.7)	306	—	—	306
Translation	(8)	295	—	287
Accumulated at end of year	26,179	9,896	586	36,661
Carrying amount	10,778	1,000	—	11,778

Intangible assets as of December 31, 2017 included the following:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Licenses and internal developments	Customer relationships	Non-compete agreement	Total
Useful life (years)	5	3 - 10	3
Cost
Values at beginning of year	18,591	9,634	586	28,811
Additions related to business combinations (note 24)	7	517	—	524
Additions from separate acquisitions	3,429	—	—	3,429
Additions from internal development	5,355	—	—	5,355
Translation	(1)	2	—	1
Values at end of year	27,381	10,153	586	38,120

Amortization and impairment
Accumulated at beginning of year	11,935	2,499	586	15,020
Additions	5,391	1,684	—	7,075
Impairment loss recognised in profit or loss (note 4.11)	—	4,708	—	4,708
Translation	(1)	(47)	—	(48)
Accumulated at end of year	17,325	8,844	586	26,755
Carrying amount	10,056	1,309	—	11,365

NOTE 15 – GOODWILL

	As of December 31,
	2018	2017
Cost
Balance at beginning of year	98,926	65,180
Additions related to new acquisitions (note 24)	6,244	33,699
Translation	(324)	47
Balance at end of year	104,846	98,926

NOTE 16 – TRADE PAYABLES

	As of December 31,
	2018	2017

Suppliers	6,137	7,258
Advanced payments from customers	291	—
Expenses accrual	11,150	4,382
TOTAL	17,578	11,640

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 17 – PAYROLL AND SOCIAL SECURITY TAXES PAYABLE

	As of December 31,
	2018	2017

Salaries	4,434	5,069
Social security tax	7,548	6,755
Provision for vacation, bonus and others	46,181	28,378
Directors fees	315	216
Other	57	54
TOTAL	58,535	40,472

NOTE 18 – BORROWINGS

	As of December 31,
	2018	2017

Current
Bank and financial institutions (note 26)	—	6,011
TOTAL	—	6,011

NOTE 19 – TAX LIABILITIES

	As of December 31,
	2018	2017

Income tax	4,526	3,328
Periodic payment plan	28	13
VAT payable	1,208	861
Software Promotion Law - Annual and monthly rates	523	231
Wage withholding taxes	558	279
Other	556	541
TOTAL	7,399	5,253

NOTE 20 – PROVISIONS FOR CONTINGENCIES

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

Breakdown of reserves for lawsuits claims and other disputed matters include the following:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
	2018	2017

Reserve for labor claims	678	49
Reserve for regulatory claims	2,184	1,130
TOTAL	2,862	1,179

Roll forward is as follows:

	As of December 31,
Reserve for labor claims	2018	2017	2016

Balance at beginning of year	49	1,138	650
Additions	926	187	1,343
Recovery	—	—	(344)
Utilization of provision for contingencies	(222)	(1,288)	(400)
Foreign exchange	(75)	12	(111)
Balance at end of year	678	49	1,138

	As of December 31,
Reserve for regulatory claims	2018	2017	2016

Balance at beginning of year	1,130	807	—
Additions (1)	1,144	340	—
Additions related to business combinations (note 24)	—	—	817
Utilization of provision for contingencies	—	(32)	—
Foreign exchange	(90)	15	(10)
Balance at end of year	2,184	1,130	807

(1)	Certain of our non- U.S. subsidiaries are currently under examination by the Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments plus penalties and interest for employment taxes for those years. Our subsidiaries filed protests of these proposed assessments with the IRS which have been sent to the Office of Appeals within the IRS for further examination.

NOTE 21 – ADVANCES TO ACQUIRE BUILDINGS

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

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

As explained in note 4.4, during the years 2018 and 2017, the Company estimated the future use of some tax credits and concluded that the value-added tax related to the advance payments to IRSA which amounted to 363 and 1,660, respectively, will not be recoverable and were included as advances to suppliers paid to IRSA.

As of December 31, 2018 and 2017, 28,799 and 25,498 are included in these consolidated financial statements as other receivables non-current.

NOTE 22 – RELATED PARTIES BALANCES AND TRANSACTIONS

22.1 – Related parties

The Company provides software and consultancy services to certain WPP subsidiaries and other related parties. WPP was a shareholder of the Company with significant influence, until it sold its shares of the Company on June 20, 2018. The Company also provides software services to Morgan Stanley, which holds a share over 5% on the Company. Outstanding receivable balances as of December 31, 2018 and 2017 are as follows:

	As of December 31,
	2018	2017

Grey Global Group Inc.	—	104
Group M Worldwide Inc	—	44
JWT	—	77
Kantar Retail	—	23
Mercado Libre S.R.L.	440	9
TNS	56	206
Morgan Stanley Investment Management Inc.	497	—
Total	993	463

During the year ended December 31, 2018, 2017 and 2016, the Company recognized revenues for 5,937, 5,590 and 6,462, respectively, as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	For the year ended December 31,
	2018	2017	2016

Added Value	—	13	790
Burson Marsteller	—	—	59
Grey Global Group Inc.	472	1,238	1,182
Group M Worldwide Inc	102	521	822
IBOPE Argentina	—	—	244
JWT	204	1,043	919
Kantar Group	216	791	674
Kantar Retail	39	93	93
Ogilvy & Mather Brasil Comunication	82	1,677	611
JP Morgan Chase & Co.	1,784	—	—
JP Morgan Chase S.A.	48	—	—
JP Morgan Services Argentina S.R.L.	1,503	—	—
TNS	8	30	579
Morgan Stanley Investment Management Inc.	964	—	—
Young & Rubicam	—	—	366
Mercado Libre S.R.L.	515	143	100
Mirum Inc.	—	41	—
Coretech	—	—	23
Total	5,937	5,590	6,462

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

22.2 – Loan agreement to Collokia

On May, 5, 2017, the Company and Collokia LLC, signed a loan agreement whereby the Company provides a financing facility of 100. Interest on the entire outstanding principal balance is computed at an annual rate of 2.8%. Collokia shall repay the loan in full within 18 months from the date that this agreement has been signed off. The Company has the right to convert any portion of the outstanding principal into preferred units of Collokia. As of December 31, 2018 and 2017, the carrying amount of the loan agreement amounted to 106 and 100, respectively, and was included as other financial assets current and other financial assets non current, respectively.

22.3 – Compensation of key management personnel

The remuneration of directors and other members of key management personnel during each of the three years are as follows:

	For the year ended December 31,
	2018	2017	2016

Salaries and bonuses	5,140	4,507	4,432
Total	5,140	4,507	4,432

The remuneration of directors and key executives is determined by the Board of Directors based on the performance of individuals and market trends.

During 2016, the Company granted 260,000 and 82,500 share options at a strike price of $29.01 and $32.36, respectively.

During 2017, the Company granted 12,836 and 62,162 restricted stock units at a grant price of $34.96 and $37.00, respectively.

During 2018, the Company granted 115,000 and 6,000 share options at a strike price of $46.00 and $50.92, respectively.

During 2018, the Company granted 93,000, 10,000 and 4,054 restricted stock units at a grant price of $46.00, $50.92 and $45.50, respectively.

NOTE 23 – EMPLOYEE BENEFITS

 23.1 – Share-based compensation plan

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

Under this share-based compensation plan, during the year 2018 and 2017, other share-based compensation agreements were signed for a total of 221,000 and 85,000 options granted, respectively.

During the year 2017, as part of the 2014 Equity Incentive Plan, the Company granted awards to certain employees in the form of Restricted Stock Units ("RSUs"), having a par value of $1.20 each, with a specific period of vesting. Each RSU is equivalent in value to one share of the company´s common stock and represents the Company´s commitment to issue one share of the Company's common stock at a future date, subject to the term of the RSU agreement.

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

The following shows the evolution of the share options for the years ended at December 31, 2018 and 2017:

	As of December 31, 2018		As of December 31, 2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance at the beginning of year	2,155,851	23.02	2,658,595	22.21
Options granted during the year	221,000	46.45	85,000	39.69
Forfeited during the year	(78,716)	36.89	(249,035)	30.08
Exercised during the year	(511,668)	13.76	(338,709)	15.63
Balance at end of year	1,786,467	27.96	2,155,851	23.02

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following shows the evolution of the RSUs for the years ended at December 31, 2018 and 2017:

	As of December 31, 2018		As of December 31, 2017
	Number of RSU	Weighted average grant price	Number of RSU	Weighted average grant price

Balance at the beginning of year	164,859	37.58	—	—
RSU granted during the year	564,995	46.29	254,328	37.07
Forfeited during the year	(30,783)	44.14	(2,538)	36.59
Issued during the year	(163,233)	43.13	(86,931)	36.11
Balance at end of year	535,838	44.70	164,859	37.58

The following tables summarizes the RSU at the end of the year:

Grant date	Grant price ($)	Number of Restricted Stock Units	Fair value at grant date ($)	Expense as of December 31, 2018 ($) (*)

2017	36.30	1,500	54	18
	37.00	93,228	3,449	2,068
	42.00	6,750	284	109
	43.42	—	—	(34)

2018	46.00	407,750	18,757	3,038
	50.92	10,000	509	28
	52.74	4,000	211	8
	55.07	4,000	220	23
	56.87	6,000	341	20

Subtotal		533,228	23,825	5,278

Non employees RSU

2017	38.21	—	—	39

2018	46.00	2,174	100	65
	57.39	436	25	2

Subtotal		2,610	125	106
Total		535,838	23,950	5,384

The following tables summarizes the share options at the end of the year:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Grant date	Exercise price ($)	Number of stock options	Number of stock options vested as of December 31, 2018	Fair value at grant date ($)	Fair value vested ($)	Expense as of December 31, 2018 (*)

2006	0.95	1,103	1,103	6	6	8

2007	0.71	—	—	—	—	170
	1.40	—	—	—	—	4

2010	2.48	1,304	1,304	5	5	10
	3.38	13,223	13,223	44	44	138

2011	2.71	—	—	—	—	42

2013	12.22	24,999	24,999	65	65	—

2014	10.00	281,037	281,037	935	935	569
	13.20	—	—	—	—	31

2015	22.77	30,000	30,000	221	221	18
	28.31	372,707	228,270	2,581	1,582	1,487
	29.34	15,972	15,290	103	103	6
	34.20	13,500	9,375	116	81	57

2016	29.01	222,500	92,500	1,534	638	580
	32.36	455,612	190,300	3,659	1,542	1,455

2017	43.42	—	—	—	—	(30)
	38.16	30,000	10,000	273	91	91
	36.30	15,000	3,750	127	32	32

2018	44.97	20,000	—	358	—	175
	46.00	180,000	—	3,636	—	1,167
	55.07	10,000	—	241	—	48
	50.92	6,000	—	134	—	14

Subtotal		1,692,957	901,151	14,038	5,345	6,072

Non employees stock options

2012	6.77	22,170	22,170	35	35	—
2013	12.22	22,170	22,170	52	52	—
2014	10.00	22,170	22,170	43	43	—
2016	39.37	27,000	13,500	248	124	62

Subtotal		93,510	80,010	378	254	62
Total		1,786,467	981,161	14,416	5,599	6,134

(*)	Includes social security taxes.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Deferred income tax asset arising from the recognition of the share-based compensation plan amounted to 4,731 and 5,772 for the years ended December 31, 2018 and 2017, respectively.

23.2 - Share options exercised and RSU vested during the year:

	As of December 31, 2018		As of December 31, 2017
	Number of options exercised	Exercise price	Number of options exercised	Exercise price
Granted in 2006	9,900	0.95	4,600	0.95
Granted in 2007	200,000	0.71	—	—
Granted in 2007	616	1.40	800	1.40
Granted in 2010	1,793	2.48	1,623	2.48
Granted in 2010	19,732	3.38	22,377	3.38
Granted in 2011	6,031	2.71	26,194	2.71
Granted in 2012	—	—	1,651	6.77
Granted in 2012	—	—	3,991	7.04
Granted in 2013	—	—	2,395	14.40
Granted in 2014	66,146	10.00	149,337	10.00
Granted in 2014	3,769	13.20	1,918	13.20
Granted in 2015	111,843	28.31	90,787	28.31
Granted in 2015	3,000	34.20	—	—
Granted in 2015	1,200	29.34	9,911	29.34
Granted in 2016	18,750	29.01	18,750	29.01
Granted in 2016	68,888	32.36	4,375	32.36
Balance at end of the year	511,668		338,709

The average market price of the share amounted to 52.82 and 38.77 for year 2018 and 2017, respectively.

The following tables summarizes the RSU vested during the year 2018:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2018		As of December 31, 2017
	Number of RSUs vested	Grant price	Number of RSUs vested	Grant price
Granted in 2017	500	36.30	37,546	34.96
Granted in 2017	45,906	37.00	49,385	37.00
Granted in 2017	2,671	38.21	—	—
Granted in 2017	2,250	42.00	—	—
Granted in 2018	107,463	45.50	—	—
Granted in 2018	4,443	53.29	—	—
Balance at end of the year	163,233		86,931

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

23.3 - Fair value of share-based compensation granted

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

The Company estimated the following assumptions for the calculation of the fair value of the share options:

Assumptions	Granted in 2018 for 2014 plan	Granted in 2017 for 2014 plan	Granted in 2016 for 2014 plan
Stock price	46.45	39.69	31.89
Expected option life	6 years	6 years	6 years
Volatility	40%	19%	20%
Risk-free interest rate	3.00%	2.00%	1.95%

See Note 4 for a description of the assumptions.

NOTE 24 – BUSINESS COMBINATIONS

24.1 Acquisition of Huddle Group

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

The aggregate purchase price under the Stock Purchase Agreement was 8,395. Such purchase price was payable to the Sellers in seven installments. Such payments were made as follows:

-	On October 21, 2013 and November 4, 2013, the Company paid a total of 3,436 including interest.
-	Second installment: On April 21, 2014, the Company paid a total of 2,156, including interests.
-	Third installment: Based on the gross revenue and gross profit achieved by the Huddle Group for the year 2013, the Company paid on April 22, 2014, 861.
-	Fourth installment: On October 25, 2014, the Company paid 870, including interests.
-	Fifth installment: On April 2, 2015, the Company paid 647, including interests.
-	Sixth installment: On March 31, 2016, the Company paid 187, including interests.
-	Seventh installment: On October 19, 2018, the Company paid 115, including interests.

The consideration transferred for Huddle Group acquisition was calculated as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Purchase price	Amount
Down payment	3,019
Installment payment	5,117	(a)(b)
Total consideration	8,136

(a)	Net present value of future installment payments including interest.
(b)	The outstanding balance as of December 31, 2017 amounted to 110, classified as current. As of December 31, 2018, the consideration was fully settled.

Minority interest purchase agreement

On October 11, 2013, the Company entered into a Stock Purchase Agreement to purchase an additional 13.75% of the capital interests of Huddle UK, which was amended on October 23, 2014. The consideration for the purchase of the minority interest amounted to 650 and was payable in three installments. Such payments were made as follows:

-	First installment: the amount of 100 was paid on October 23, 2014.
-	Second installment: the amount of 225 was paid on February 28, 2015.
-	Third installment: On January 22, 2016, the Company granted 11,213 treasury shares at a price of $27.2 per share to Mr. Spitz to cancel the remaining liability of 305. The Company withholds the remaining amount of 20 as an escrow.

As a consequence of this amendment, a call and put option were recalled and the Company increased its percentage of shares in Huddle UK to 100%. The carrying amount of the non-controlling interest was adjusted to reflect this transaction. The difference between the amount by which the non-controlling interest was adjusted, and the fair value of the consideration paid was recognized directly in equity and attributed to the owners of the parent.

24.2 Acquisition of Clarice Technologies

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

2.1	Fair Market Value of such shares, calculated in accordance with the methodology prescribed by the Reserve Bank of India by an appointed chartered accountant; or

2.2	The consideration as detailed below:

2.2.1	The second share transfer tranche, comprising 1,249 shares representing 9.32% of the shares of Globant India was transferred by the sellers to the Company on July 15, 2016. Based on the targets achieved by Globant India for the period between May 15, 2015 and May 15, 2016, the Company paid on July 15, 2016, 4,208 and recognized as of December 31, 2016 a gain of 418 arisen on the remeasurement of the liability, included in "Other income, net".

2.2.2	The third Share transfer tranche, comprising 920 of the shares representing 6.87% of the shares of Globant India, was transferred by the sellers to the Company on March, 2018. Based on the targets achieved by Globant India for the period between January 1, 2017 and December 31, 2017, the Company paid on March 2018, 3,128.

2.2.3	The fourth share transfer tranche comprising the transfer of 550 shares representing 4.11% of the shares of Globant India was transferred by the sellers to the Company on March 14, 2019. Based on the targets achieved by Globant India for the period between January 1, 2018 and December 31, 2018, the Company paid on March 14, 2019, 3,135.

2.2.4	The fifth share transfer tranche comprising the transfer of 277 shares representing 2.07% of the shares of Globant India shall be transferred by the sellers to the Company no later than on January 31, 2020, in consideration for payment of the minimum share price for such shares, defined as 970.78 per share for this tranche, plus an amount of 1,316, subject to the achievement of certain targets by Globant India.

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

The consideration transferred for Globant India acquisition was calculated as follows:

Purchase price	Amount
Down payment	9,324
Installment payment	2,483	(a)
Contingent consideration	8,377	(a)
Total consideration	20,184

(a)	As of December 31, 2018 and 2017 included 3,127 and 3,119 as Other financial liabilities current, and 1,527 and 4,497 as Other financial liabilities non-current, respectively.

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

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

Total estimated amount is 400 for third tranche.

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

Both agreements are forward contracts to issue and sell a variable number of shares for a fixed amount of cash, thus according to IAS 32, the Company recorded a financial liability and a financial asset for the shares to be issued and the payment to be received, respectively, for an amount of 400 and 800 as of December 31, 2018 and 2017, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

24.3 Acquisition of Dynaflows

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

After both agreements and considering the previous equity interest held by the Company of 22.7%, the Company held the 66.73% of participation in Dynaflows.

The consideration transferred for Dynaflows acquisition was calculated as follows:

Purchase price	Amount
Down payment	1,402
Installment payment	414
Total consideration	1,816	(a)

(a)	As of December 31, 2018 and 2017 the consideration was fully settled.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

The Company implemented the IFRIC Interpretation DI/2012/2 "Put Options Written on Non-controlling Interests" issued in May 2012 that requires a financial liability initially measured at the present value of the redemption amount in the parent's consolidated financial statements for written puts on non-controlling interest. Subsequently, the financial liability was measured in accordance with IAS 39 and IFRS 9.

On October 26, 2018, the non-controlling shareholders exercised such option and the Company paid a total amount of 1,186 based on the EBITDA and Revenue of Dynaflows for the twelve months ended on September, 2018. Given that the exercise of the option occurred earlier than expected, a gain of 1,611 was recognized as of December 31, 2018 and disclosed as Other income, net.

As of December 31, 2017, the Company has recognized as non-current other financial liabilities the written put option for an amount of 2,797, equal to the present value of the amount that could be required to be paid to the counterparty discounted at an interest rate of 3.5%. Changes in the measurement of the gross obligation were recognized in profit or loss.

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

As of December 31, 2018, the call option was derecognized and a loss of 455 was recognized as Other income, net.

The carrying amount of the non-controlling interest was adjusted to reflect this transaction. The difference between the amount by which the non-controlling interest was adjusted, and the fair value of the consideration paid was recognized directly in equity and attributed to the owners of the parent.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As of December 31, 2017, the Company has accounted for the call option at its fair value of 455 in a similar way to a call option over an entity's own equity shares and the initial fair value of the option was recognized in equity.

24.4 Acquisition of WAE

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

The aggregate purchase price under the Stock Purchase Agreement (SPA) amounted to 19,851, of which 12,131 relates to WAE UK and 7,720 relates to WAE US Such purchase price may be subject to adjustments based on the future performance of WAE and is payable to the sellers as follows:

1. Up-front payment: As of the closing date, the Company paid an aggregate consideration of 8,500 to the sellers.

2. First earn-out payment: On August 16, 2017, the Company paid an amount of 5,000 to the sellers.

3. Second earn-out payment: Not later than August 20, 2018, the amount of 5,000, provided that such amount shall be reduced in proportion to the percentage of targets achievement by WAE during the period commencing on June 1, 2017 and ending on May 31, 2018. However, the Company and the sellers of WAE have entered into discussions concerning circumstances that may have impacted the calculation of targets on the base of which the final amount of Year 2 Deferred Consideration should have been calculated. For that reason, in July, 2018, the Company and the sellers of WAE signed a final settlement in order to avoid future claims on this matter. As of December 31, 2018, the Company recognized a loss arising from the settlement agreement that amounted to 1,038 and is disclosed as Other income, net. In July, 2018, the Company paid a total amount of 1,867.

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

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Purchase price	Amount
Down payment	8,500
Working capital adjustment	1,352
Installment payment	551	(a)
Contingent consideration	9,448	(a)
Total consideration	19,851

(a) As of December 31, 2017 included 924 as Other financial liabilities current, related to Year 1 Deferred Consideration payment. As of December 31, 2018, the consideration was fully settled.

24.5 Acquisition of Difier

On November 14, 2016, the Company entered into a Stock Purchase Agreement ("SPA") with 3Cinteractive corp. ("3C") to purchase the 100% of the capital stock of Difier S.A., a Uruguayan company ("Difier"). Difier is engaged in the business of providing information technology services to 3C, who has been and remains the only customer of Difier.

The aggregate purchase price under the SPA amounted to 25 and was paid as of the closing date. Jointly with this SPA, the Company signed with 3C a consulting services agreement representing a customer relationship, to provide software services in the United States and other jurisdictions for the following four years. The fair value of this agreement was recognized as an intangible asset as of the date of acquisition for an amount of 652, which originated a gain for a bargain business combination of 225 included in "Other income, net" as of December 31, 2016.

Acquisition related expenses were not material and were recognized directly as expense.

24.6 Acquisition of L4

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.	Third and forth earn-out payment: Not later than February 15, 2019, the amount of 1,160, provided that such amount shall be reduced in proportion to the percentage of targets achievement by L4 during the period commencing on January 1, 2018 and ending on December 31, 2018. Not later than February 15, 2020, the amount of 1,160, provided that such amount shall be reduced in proportion to the percentage of targets achievement by L4 during the period commencing on January 1, 2019 and ending on December 31, 2019. However, as of December 31, 2018, the Company remeasured the fair value of the contingent consideration related to these earn-outs, considering the non achievement of targets established by the Share Purchase Agreement. Gain arising from the change in fair amounted to 1,848 and is disclosed as Other income, net.

The fair value of the consideration transferred for L4 acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	11,000
Working capital adjustment	817	(a)
Contingent consideration	8,571	(a)
Total consideration	20,388

(a) As of December 31, 2017 included 1,845 as Other financial liabilities current and 1,803 as Other financial liabilities non-current. As of December 31, 2018, the fair value of the contingent consideration was zero.

Acquisition related expenses were not material and were recognized directly as expense.

24.7 Acquisition of Ratio

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

The aggregate purchase price under the Stock Purchase Agreement ("SPA"), amended on March 2, 2018, amounted to 9,529. Such purchase price may be subject to adjustments based on the future performance of Ratio and is payable to the seller as follows:

1.	Up-front payment: As of the closing date, the Company paid an aggregate consideration of 5,800 to the seller.

2.	First earn-out payment: On February 15, 2018, the Company paid the aggregate consideration 1,669 to the sellers.

3.	Second earn-out payment: On February 15, 2019, the Company paid the aggregate consideration of 2,019, to the sellers.

4.	Third earn-out payment: Not later than February 15, 2020, the amount of 865, considering the targets achievement by Ratio during the period commencing on January 1, 2019 and ending on December 31, 2019.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The fair value of the consideration transferred for Ratio acquisition was calculated as follows:

Purchase price at acquisition date	Amount
Down payment	5,800
Working capital adjustment	(97)
Contingent consideration	3,826	(a)
Total consideration	9,529

(a)	As of December 31, 2018 included 1,992 and 851 as Other financial liabilities current and non-current, respectively. As of December 31, 2017 included 1,666 and 2,216 as Other financial liabilities current and non-current, respectively.

Acquisition related expenses were not material and were recognized directly as expense for each period.

24.8 Acquisition of PointSource

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

On May, 2018, the Company signed an amendment to the SPA, pursuant to which a new fixed-payment was established, in replacement of previous payment subject to targets achievements. The amended purchase price is payable to the seller as follows:

1.	Up-front payment: The Company paid the first payment of 15,500 in two installments:

a.	As of the closing date, the Company paid an aggregate consideration of 3,100 to the seller.
b.	On June 7, 2017, the Company paid the second portion of the first payment for a total amount of 12,400.

2.	First earn-out payment: On February 22, 2018, the Company paid the aggregate consideration of 2,206 to the sellers.

3.	Second earn-out payment: On February 28, 2019, the Company paid the aggregate consideration of 750 to the sellers.

4.	Third earn-out payment: Not later than February 29, 2020, the fixed-amount of 1,450 and 1,198 subject to the achievement of targets during the period commencing on January 1, 2019 and ending on December 31, 2019.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Additionally, PointSource and PS Belarus are parties in a subcontractor agreement, dated as of July 1, 2015, pursuant to which PS Belarus performs services to PointSource as an independent contractor. Considering that the Company owned 100% of PointSource which is the only customer of PS Belarus and that the CEO of PointSource is the wholly-owned shareholder of PS Belarus, the Company concluded that has the control over PS Belarus and has to consolidated in 100% as the following factors are met:

(a) PointSource has power over PS Belarus;

(b) PointSource has the ability to use its power over PS Belarus to affect the amounts of its return as it is the only customer.

The fair value of the consideration transferred for PointSource acquisition was calculated as follows:

Purchase price at acquisition date	Amount
Down payment	15,500
Working capital adjustment	3,756
Contingent consideration	9,373	(a)
Total consideration	28,629

(a)	As of December 31, 2018 included 746 and 1,040 as Other financial liabilities current and non-current, respectively. As of December 31, 2017, included 2,200 and 7,261 as Other financial liabilities current and non-current, respectively.

Acquisition related expenses were not material and were recognized directly as expense for each period.

24.9 Acquisition of Small Footprint

On August 20, 2018, Globant España S.A. (sociedad unipersonal) and Globant LLC signed a pre-closing Asset Purchase Agreement (“APA”) with Small Footprint Inc., a corporation organized and existing under the laws of the State of North Carolina, United States, pursuant to which Globant España acquired 100% of shares of Small Footprint S.R.L., a limited liability company organized and existing under the laws of Romania, and Globant LLC acquired the assets and properties used or held for use in connection with the business of Small Footprint Inc. Both transactions were treated as a single business combination according to IFRS 3. The closing date took place on October 15, 2018, which is the date the Company acquired control over Small Footprint.

The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Small Footprint.

The aggregate purchase price under the APA amounted to 7,397. Such purchase price may be subject to adjustments based on the future performance of Small Footprint and is payable to the seller as follows:

1.	Up-front payment: As of the closing date, the Company paid an aggregate consideration of 4,331 to the seller.
2.	First earn-out payment: On March 1, 2019, the Company paid the aggregate consideration of 3,066 to the sellers.
3.	Second earn-out payment: Not later than February 15, 2020, the amount of 2,110 considering the billable headcount target achievement by Small Footprint during the period commencing on January 1, 2019 and ending on December 31, 2019, which was identified as an arrangement that includes remuneration of former owners of the acquiree for future services and consequently, it was excluded from the business combination and will be recognized in expense during the required service period.
4.	Third earn-out payment: Not later than February 15, 2021, the amount of 1,610 considering the billable headcount target achievement by Small Footprint during the period commencing on January 1, 2020 and ending on December 31, 2020 which was identified as an arrangement that includes remuneration of former owners of the acquiree for future services and consequently, it was excluded from the business combination and will be recognized in expense during the required service period.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The fair value of the consideration transferred for Small Footprint acquisition at the acquisition date was calculated as follows:

Purchase price at acquisition date	Amount
Down payment	3,840
Working capital adjustment	488
Contingent consideration	3,029
Total consideration	7,357

Acquisition related expenses were not material and were recognized directly as expense for each period.

24.10 Outstanding balances

Outstanding balances of financial liabilities related to the abovementioned acquisitions as of December 31, 2018 and 2017 are as follows:

	As of December 31, 2018		As of December 31, 2017
	Other financial liabilities - current	Other financial liabilities - non current	Other financial liabilities - current	Other financial liabilities - non current

Huddle Group	—	—	110	—
Clarice	3,127	1,527	3,119	4,497
Subscription agreement	400	—	800	—
Put option on minority interest of Dynaflows	—	—	—	2,797
WAE	—	—	924	—
L4	—	—	1,845	1,803
Ratio	1,992	851	1,666	2,216
PointSource	746	1,040	2,200	7,261
Small Footprint	3,070	—	—	—
Total	9,335	3,418	10,664	18,574

The significant inputs are disclosed in note 28.9.1.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

24.11 Purchase Price Allocation

As of December 31, 2018 and 2017, fair values of the assets acquired, liabilities assumed and goodwill or bargain gain determined at the date of acquisition in the business combinations are as follows:

	2018 acquisitions	2017 acquisitions
Current Assets
Cash and cash equivalents	191	2,151
Investments	—	5
Trade receivables	1,066	3,170
Other receivables	45	2,893

Non current assets
Property and equipment	48	192
Intangibles	173	524
Other receivables	—	151
Goodwill (1)	6,244	33,699

Current liabilities
Trade and other payables	—	(3,310)
Tax liabilities	—	(22)
Payroll and social security	—	(1,295)
Other liabilities	(410)	—

Total consideration	7,357	38,158

(1)	As of December 31, 2018, 6,244 is not deductible for tax purposes. As of December 31, 2017, 33,699, is deductible for tax purposes.

Goodwill has arisen because the consideration paid for these acquisitions included amounts in relation to the benefit of expected synergies, revenue growth, customer relationships, future market development and the assembled workforce of acquired companies. Only the customer contracts are recognized as intangible, in the acquisitions of Pointsource and Small footprint. The other benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

The fair values of the receivables acquired do not differ from their gross contractual amount.

Acquisition related expenses were not material and were recognized directly as expense for each period.

24.12 Impact of acquisitions on the results of the Company

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

As explained in note 24.9, on October 15, 2018, the Company purchased the assets of Small Footprint Inc. and the shares of Small Footprint S.R.L. From the acquisition date and onwards, the business of Small Footprint Inc. was fully integrated within the business of the Company's subsidiary Globant LLC. Consequently, it has not been possible to determine a reasonable estimate of the total amounts related to the net income attributable to the separate business of Small Footprint as of December 31, 2018. Had the business combination been effected at January 1, 2018, the consolidated revenue of the Company would have been 523,114 and the net profit for the year ended December 31, 2018 would have been 52,910.

NOTE 25 – SEGMENT INFORMATION

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table summarizes revenues by geography, based on the customers' location:

	For the year ended December 31,
	2018	2017	2016
North America
United States of America	400,029	322,658	258,388
Canada	7,061	2,956	2,535
Subtotal North America	407,090	325,614	260,923
Europe
Spain	30,298	23,831	12,929
Netherlands	1,023	69	159
United Kingdom	12,970	9,996	10,305
Luxembourg	1,109	1,000	961
Germany	623	1,540	2,478
Sweden	—	1,317	1,251
Italy	—	—	718
Others	217	731	505
Subtotal Europe	46,240	38,484	29,306
Asia
India	1,063	673	1,132
Indonesia	1,686	—	—
Others	318	27	133
Subtotal Asia	3,067	700	1,265
Latin America and others
Argentina	24,241	14,886	10,216
Brazil	238	358	2,344
Colombia	5,362	3,553	3,177
Chile	21,246	19,243	13,425
Uruguay	529	231	84
Mexico	11,949	7,418	966
Perú	1,718	2,627	852
Others	630	325	298
Subtotal Latin America and others	65,913	48,641	31,362
TOTAL	522,310	413,439	322,856

One single customer accounted for 11.3% and 10.2% of revenues for the years ended December 31, 2018 and 2017. However, no single customer accounted for 10% or more of revenues for the year ended December 31, 2016.

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
	2018	2017

Argentina	70,349	69,511
Spain	46,803	38,454
United States of America	58,083	57,071
Brazil	1,512	1,870
Uruguay	781	555
Luxembourg	4,353	5,316
Colombia	12,942	7,997
México	6,121	3,460
India	4,159	2,206
Chile	874	1,037
Other countries	1,176	534
TOTAL	207,153	188,011

NOTE 26 – BORROWINGS

26.1 – Bank and financial institutions

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows:

	As of December 31,
	2018	2017

Banco Santander Rio (Argentina)	—	4
HSBC Bank and Citibank - Syndicated loan (United States)	—	6,007
TOTAL	—	6,011

Such balances were included as current borrowings in the consolidated statement of financial position.

On November 1, 2018, Globant LLC, the Company's U.S. subsidiary, entered into an Amended and Restated Credit Agreement by and among certain financial institutions, as lenders, and HSBC Bank USA, National Association, as administrative agent, issuing bank and swingline lender. The A&R Credit Agreement amends and restates the existing Credit Agreement dated as of August 3, 2017, which provided for a secured revolving credit facility under which the Company may borrow up to 40,000 in advances. Under the A&R Credit Agreement, Globant LLC may borrow (i) up to 50,000 in a single borrowing on or prior to May 1, 2019 under a delayed-draw term loan facility and (ii) up to 150,000 under a revolving credit facility. In addition, Globant, LLC may request increases of the maximum amount available under the revolving facility in an aggregament amount not to exceed 100,000. The maturity date of the facilities is October 31, 2023. Pursuant to the terms of the A&R Credit Agreement, interest on loans extended thereunder shall accrue at a rate per annum equal to LIBOR plus 1.75%. Globant LLC’s obligations under the A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of Globant LLC’s now owned and after-acquired assets. The A&R Credit Agreement also contains the following covenants: delivery of certain financial information; payment of obligations, including tax liabilities; use of proceeds only for transaction costs payments, for lawful general corporate purposes and working capital; Globant LLC's Fixed Charge Coverage Ratio shall not be less than 1.25 to 1.00;  Globant LLC's Maximum Total Leverage Ratio shall not exceed 2.50 to 1.00; Globant LLC or any of its subsidiaries shall not incur in any indebtedness; Globant LLC or any of its subsidiaries shall not assume any Lien; restricted payments not to exceed 10,000 per year; advances to officers, directors and employees of the Borrower and Subsidiaries in an aggregate amount not to exceed 50 outstanding at any time; Globant LLC shall not maintain intercompany payables owed to any of its Argentina Affiliates except to the extent (i) such payables are originated in transactions made in the ordinary course of business and (ii) the aggregate amount of such payables do not exceed an amount equal to five times the average monthly amount of such Affiliates’ billings for the immediately preceding 12 month period; Globant LLC's capital expenditures limited to 10% the Company's consolidated net revenue per year and Globant LLC's annual revenue is to remain at no less than 60% of the Company's consolidated annual revenue.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

On December 19, 2017, Globant LLC has borrowed 6,000 under the original credit facility. This loan matured on July 23, 2018 and was included as a current borrowing as of December 31, 2017. As of December 31, 2018, the Company has not borrowed any loan from the A&R Credit Agreement.

Movements in borrowings are analyzed as follows:

	As of December 31,
	2018	2017	2016

Balance at the beginning of year	6,011	217	548
Borrowings related to business combination (note 24)	—	—	250
Proceeds from new borrowings (1)	—	22,000	—
Payment of borrowings	(6,163)	(16,293)	(584)
Accrued interest	152	95	41
Foreign exchange	—	(8)	(38)
TOTAL	—	6,011	217

(1)	The Company, through its Argentine subsidiary, Sistemas Globales S.A. and IAFH Global S.A., entered into 6 loan agreements with Santander Rio for a total amount of $16,000. These loans matured before December 31, 2017. On December 19, 2017, Globant LLC has borrowed $6,000 under the credit facility mentioned above. This loan matured on July 23, 2018.

NOTE 27 – OPERATING AND FINANCE LEASES

The Company is obligated under various operating leases for office space and office equipment. Total lease expense incurred under these leases was approximately 16,335; 13,972 and 12,032 for the years ended December 31, 2018, 2017 and 2016, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The undiscounted amounts of future fixed minimum annual lease commitments are as follows at December 31, 2018:

Year	Amount

2019	16,051
2020	14,097
2021	8,356
2022	6,500
2023 onwards	10,218
Total	55,222

NOTE 28 – FINANCIAL INSTRUMENTS

28.1 - Categories of financial instruments

	As of December 31,
	2018	2017
Financial assets
Cash and cash equivalents	77,606	52,525
Financial assets measured at FVPL	4,050	7,620
Financial assets measured at FVOCI	4,585	527
Other financial assets (2)	895	1,428
Assets measured at amortised cost	160,963	126,171

Financial liabilities
Other financial liabilities (1)	12,765	29,238
Amortised cost
Trade payables	17,578	11,640
Payroll and social security taxes	58,535	40,472
Borrowings	—	6,011
Tax liabilities	7,399	5,253
Other liabilities	44	20

(1) As of December 31, 2018, other financial liabilities include 3,070, 3,873 and 2,844 related to contingent liability arisen in Small Footprint, Clarice and Ratio acquisitions, respectively, which are measured at fair value (see note 28.9.1).

(2) As of December 31, 2018, other financial assets include foreign exchange forward contracts of 44 measured at fair value through profit and loss, convertible notes of 106 measured at fair value through profit and loss, financial asset related to the acquisition of Clarice of 400 which is measured at fair value through profit and loss, and 345 of guarantee payments related to the future lease of a property under construction measured at amortised cost.

28.2 - Market risk

The Company is exposed to a variety of risks: market risk, including the effects of changes in foreign currency exchange rates and interest rates, and liquidity risk.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance. The Company does not use derivative instruments to hedge its exposure to risks, apart from those mentioned in note 28.9.4.

28.3 - Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise.

Except in Globant Brasil Consultoría Ltda. (formerly TerraForum Consultoría Ltda.), Globers S.A. and We are London Limited, the subsidiary's functional currency is the U.S. dollar. In 2018, 86% of the Company's revenues are denominated in U.S. dollars. Because the majority of its personnel are located in Latin America, the Company incurs the majority of its operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Brazilian Real, Mexican peso, Peruvian Sol and Colombian peso. Operating expenses are also significantly incurred in Indian Rupee and Great Britain Pound.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Foreign exchange sensitivity analysis

The Company is mainly exposed to Argentine pesos, Colombian pesos and Indian rupees.

The following tables illustrate the Company's sensitivity to increases and decreases in the U.S. dollar against the relevant foreign currency. The following sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2018 and adjusts their translation at the year-end for changes in U.S. dollars against the relevant foreign currency.

			Gain/(loss)
Account	Currency	Amount	% Increase	Amount	% Decrease	Amount

Net balances	Argentine pesos	10,147	30%	(3,462)	10%	(587)
	Colombian pesos	(7,148)	10%	630	10%	(738)
	Indian rupees	492	10%	(47)	10%	46
	Total	3,491		(2,879)		(1,279)

The following sensitivity analysis includes costs incurred in foreign currencies during the year ended December 31, 2018 and adjusts their translation for the year ended December 31, 2018 for changes in U.S. dollars against the relevant foreign currencies.

			Gain/(loss)
Account	Currency	Amount	% Increase	Amount	% Decrease	Amount

Costs	Argentine pesos	(127,599)	30%	29,446	10%	(12,760)
	Colombian pesos	(69,944)	10%	6,359	10%	(6,994)
	Indian rupees	(20,533)	10%	1,867	10%	(2,053)
	Total	(218,076)		37,672		(21,807)

The estimated effect in net income for the year ended December 31, 2018 due to a 30% increase in the U.S. dollar against the Argentine peso is a gain of 25,984 and such effect due to a 10% decrease in the U.S. dollar against the Argentine peso is a loss of 13,347.

The estimated effect in net income for the year ended December 31, 2018 due to a 10% increase in the U.S. dollar against the Colombian peso and Indian rupees is a gain of 6,989 and 1,820, respectively, and such effect due to a 10% decrease in the U.S. dollar against the Colombian peso and Indian rupees is a loss of 7,732 and 2,007, respectively.

Depreciation of the Argentine Peso

During 2018, the Argentine peso experienced a 102.2% devaluation from 18.60 Argentine peso per U.S. dollar to 37.60 Argentine peso per U.S. dollar. As explained in note 28.9.4, the Argentine's subsidiaries entered into foreign exchange forward and future contracts in order to mitigate the risk of fluctuations in the foreign exchange rate and reduce the impact in costs and expenses.

During 2017 and 2016, the Argentine peso experienced a 17% and a 14% devaluation, respectively, from 15.84 and 13.910 Argentine peso per U.S. dollar to 18.60 and 15.84 Argentine peso per U.S. dollar, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

28.4 - Interest rate risk management

The Company's exposure to market risk for changes in interest rates relates primarily to its cash and bank balances and its credit facilities. The Company's credit line in the U.S. bear interest at a fixed rate of 1.75% and at variable rates from 1.78% at 2.8%, respectively. The Company does not use derivative financial instruments to hedge its risk of interest rate volatility.

28.5 – Liquidity risk management

The Company's primary sources of liquidity are cash flows from operating activities and borrowings under credit facilities. See note 26.1.

Management monitors rolling forecasts of the Company's liquidity position on the basis of expected cash flow.

The table below analyzes financial liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Expected Maturity Date
	2019	2020	2021	Thereafter	Total

Other financial liabilities	9,347	3,418	—	—	12,765
TOTAL	9,347	3,418	—	—	12,765

28.6 - Concentration of credit risk

The Company derives revenues from clients in the U.S. (approximately 77%) and clients related from diverse industries. For the years ended December 31, 2018, 2017 and 2016, the Company's top five clients accounted for 32.0%, 28.9% and 33.7% of its revenues, respectively. One single customer accounted for 11.3% and 10.2% of revenues for the years ended December 31, 2018 and 2017. However, no single customer accounted for 10% or more of revenues for the years ended December 31, 2016.

28.7 - Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the carrying amounts of financial assets and liabilities included in the consolidated statement of financial position as of December 31, 2018 and 2017, approximate to their fair values.

	December 31, 2018		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Non-current assets
Other receivables
Guarantee deposits	1,681	1,539	1,347	1,226
Tax credit - VAT (*)	356	326	2,025	2,096
Income tax credits	1,259	1,153	2,129	2,059
Tax credit - Software Promotion Regime	749	686	132	45
Other tax credits	170	157	105	56
	4,215	3,861	5,738	5,482

(*) Net of allowance for impairment of tax credits.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

28.8 - Fair value measurements recognized in the consolidated statement of financial position

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

Level 3 fair value measurements are those derived from unobservable inputs for the assets or liabilities.

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	4,050	—	4,050
Bills issued by the Treasury of the Argentine Republic ("LETEs")	—	1,015	—	1,015
Bills issued by the Treasury Department of the U.S. ("T-Bills")	—	3,493	—	3,493
Capitalizable bills issued by the Treasury of the Argentine Republic ("LECAPs")	—	77	—	77
Foreign exchange forward contracts	—	44	—	44
Convertibles notes	—	106	—	106

Financial liabilities
Contingent consideration	—	—	9,767	9,767
Foreign exchange forward contracts	—	12	—	12

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	7,620	—	7,620
Bills issued by the Argentine Central Bank ("LEBACs")	—	527	—	527
Foreign exchange forward contracts	—	73	—	73
Call option on minority interest (see note 24.3)	—	—	455	455
Convertibles notes	—	100	—	100

Financial liabilities
Contingent consideration	—	—	23,905	23,905
Put option on minority interest (see note 24.3)	—	—	2,797	2,797

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

When the inputs required by the market approach are not available, the Company applies the income approach technique. The income approach technique estimates the fair value of an asset or a liability by converting future amounts (e.g. cash flows or income and expenses) to a single current (i.e. discounted) amount. When the income approach is used, the fair value measurement reflects current market expectations about those future amounts.

28.9 Level 3

28.9.1 Contingent consideration

As explained in note 24.2, the acquisition of Clarice included a contingent consideration agreement which was payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's capacity.

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

As of December 31, 2018 and 2017, the nominal value of contingent consideration related to Clarice amounted to 3,947 and 6,291, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 1,316 and 3,947 as of December 31, 2018 and 2,193 and 6,578 as of December 31, 2017. The fair value of the contingent consideration related to Clarice arrangement of 3,873 and 6,099 as of December 31, 2018 and 2017, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 24.4, the acquisition of WAE (jointly We are London Limited and We are Experience, Inc.) included a contingent consideration agreement which was payable on a deferred basis and was subject to the occurrence of certain events relating to the acquired company's gross revenue and gross profit.

As of December 31, 2017, the Company remeasured the fair value of the contingent consideration realted WAE described above. Gain arising from the change in fair value of the contingent consideration amounted to 3,850 and is included as Other income, net.

As of December 31, 2017, the nominal value of contingent consideration related to WAE amounted to 829 and such amount was related to Year 1 Deferred Consideration payment. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was 816 as of December 31, 2017. The fair value of the contingent consideration arrangement of 816 as of December 31, 2017 was estimated by discounting to present value using a risk-adjusted discount rate.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During 2018, the Company and the sellers of WAE have entered into discussions concerning circumstances that may have impacted the calculation of targets on the base of which the final amount of Year 2 Deferred consideration should have been calculated. For that reason, in July, 2018, the Company and the sellers of WAE signed a final settlement in order to avoid future claims on this matter. Loss arising from the settlement agreement amounted to 1,038 as of December 31, 2018 and was disclosed as Other income, net. In July, 2018, the Company paid a total amount of 1,867.

As described in note 24.6, the acquisition of L4 included a contingent consideration agreement which is payable on a deferred basis and which will be subject to certain events relating to the acquired company's gross revenue and gross profit.

As of December 31, 2017, the Company remeasured the fair value of the contingent consideration related to L4 described above, considering the new targets established by the amendment signed on January 30, 2018 to the SPA dated on November 14, 2016. Gain arising from the change in fair value of the contingent consideration amounted to 4,058 and is included as Other income, net.

As of December 31, 2017, the nominal value of contingent consideration related to L4 amounted to 3,750. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 4,320 and an unlimited maximum amount, given that such payment may be increased proportionally to the targets achievements, as of December 31, 2017. The fair value of the contingent consideration arrangement of 3,653 as of December 31, 2017 was estimated by discounting to present value using a risk-adjusted discount rate.

As of December 31, 2018, the Company remeasured the fair value of the contingent consideration related to L4 described above, considering the non achievement of targets established by the Share Purchase Agreement. Gain arising from the change in fair value amounted to 1,848 and is included as Other income, net.

As described in note 24.7, the acquisition of Ratio, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to certain events relating to the acquired company's gross revenue and gross margin.

As of December 31, 2018 and 2017, the nominal value of contingent consideration related to Ratio amounted to 2,860 and 3,923, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 2,570 and an unlimited maximum amount, given that such payment may be increased proportionally to the targets achievements, as of December 31, 2018 and between 2,746 an unlimited maximum amount, given that such payment may be increased proportionally to the targets achievements, as of December 31, 2017. The fair value of the contingent consideration arrangement of 2,844 and 3,876 as of December 31, 2018 and 2017 was estimated by discounting to present value using a risk-adjusted discount rate.

As of December 31, 2018, the Company remeasured the fair value of the contingent consideration related to the acquisition of Ratio. Loss arising from the change in fair value amounted to 654 and is included as Other income, net.

As described in note 24.8, the acquisition of PointSource, included a contingent consideration agreement which was payable on a deferred basis and which was be subject to certain events relating to the acquired company's gross revenue and gross margin.

As of December 31, 2017, the nominal value of contingent consideration related to PointSource amounted to 9,626. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 3,850 and an unlimited maximum amount, given that such payment may be increased proportionally to the targets achievements, as of December 31, 2017. The fair value of the contingent consideration arrangement of 9,461 as of December 31, 2017 was estimated by discounting to present value using a risk-adjusted discount rate.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

On May 2018, the Company signed an amendment to the SPA with the former shareholders, pursuant to which a new fixed-payment was established, in replacement of previous payments subject to targets achievement. As of December 31, 2018, the fixed-payment amounted to 1,786 and is included in other financial liabilities. As a consequence, the Company remeasured the fair value of the liability related to PointSource described above. Gain arising from the change in fair value of the liability amounted to 5,506 and is included as Other income, net.

As described in note 24.9, the acquisition of Small Footprint included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's gross revenue, gross margin and billable headcount.

As of December 31, 2018, the nominal amount of the contingent consideration related to Small Footprint amounted to 3,066. Such amount was paid on March 1, 2019. The fair value of the contingent consideration arrangement of 3,070 as of December 31, 2018 was estimated by discounting to present value using a risk-adjusted discount rate.

The following table shows the results from remeasurement of the contingent considerations described above:

	For the year ended December 31,
	2018	2017	2016
Gain on remeasurement of the contingent consideration of PointSource	5,506	—	—
(Loss) gain on remeasurement of the contingent consideration of Clarice	—	(1,173)	418
Gain on remeasurement of the contingent consideration of L4	1,848	4,058	—
Gain on remeasurement of the contingent consideration of WAE	—	3,850	—
Loss on remeasurement of the contingent consideration of Ratio	(654)	—	—
TOTAL	6,700	6,735	418

28.9.2 Put and call option on minority interests

As described in note 24.3, on October 22, 2015, the Company entered into a Shareholders Agreement (the "Minority Interest SHA") with the "non-controlling shareholders" to agree on a put option over the 33.27% of the remaining interest of Dynaflows.

On October 26, 2018, the non-controlling shareholders exercised such option and the Company paid a total amount of 1,186 based on the EBITDA and Revenue of Dynaflows for the twelve months ended on September 30, 2018. As of December 31, 2018, a gain of 1,611 was recognized as Other income, net, given that the exercise of the option occurred earlier than expected.

As described in note 24.3, the Company also agreed on a call option over non-controlling interest. The fair value of the call option on minority interest of 455 as of December 31, 2017 was estimated by using the Black & Scholes method considering the EBITDA and Revenue of the Dynaflows's most recent audited annual financial statements at the time of the delivery of such exercise of the call option to present value using a risk-adjusted discount rate.

As of December 31, 2018, the call option was derecognized and a loss of 455 was recognized as Other income, net.

As of December 31, 2017 and 2016, the Company recorded a gain of 1,727 and 2,981, respectively, related to the remeasurement at fair value of the put and call option described above.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

28.9.3. Reconciliation of recurring fair value measurements categorized within Level 3

The following table shows the reconciliation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

	Financial Assets	Financial liabilities
	Call option on minority interest	Contingent consideration	Put option on minority interest
December 31, 2016	319	23,314	4,388
Fair value remeasurement (1)	136	(6,878)	(1,591)
Acquisition of business (1)	—	13,199	—
Payments (2)	—	(5,990)	—
Interests (1)	—	260	—
December 31, 2017	455	23,905	2,797

	Financial Assets	Financial liabilities
	Call option on minority interest	Contingent consideration	Put option on minority interest
December 31, 2017	455	23,905	2,797
Fair value remeasurement (1)	—	(6,700)	(1,611)
Reclassification to amortised cost (1)	—	(1,778)	—
Derecognition of call option (1)	(455)	—	—
Acquisition of business (1)	—	3,029	—
Payments (2)	—	(8,947)	(1,186)
Interests (1)	—	258	—
December 31, 2018	—	9,767	—

(1) Non-cash transactions.

(2) Cash transactions included in investing activities in the Consolidated Statement of Cash Flows.

28.9.4 Foreign exchange futures and forward contracts

During the years ended December 31, 2018, 2017 and 2016, the Argentinian subsidiaries, Sistemas Globales S.A. and IAFH Global S.A. acquired foreign exchange futures contracts with SBS Sociedad de Bolsa S.A. (SBS) in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in Argentine Pesos due to the risk of exposure to fluctuations in foreign currency. The foreign exchange futures contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the years ended December 31, 2018, 2017 and 2016 the Company recognized a gain of 594, and a loss of 421 and 1,126, respectively.

These futures contracts have daily settlements, in which the futures value changes daily. Sistemas Globales S.A. and IAFH Global S.A. recognize daily variations in SBS primary accounts, and the gains or losses generated by each daily position through profit or loss. Thus, at the closing of each day, according to the future price of the exchange rate U.S. Dollar – Argentine peso, the companies perceive a gain or loss for the difference. As future contracts have daily settlements, hence fair value as of December 31, 2018, 2017 and 2016 was zero.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Pursuant to these contracts, Sistemas Globales S.A. and IAFH Global S.A. are required to maintain collaterals in an amount equal to a percentage of the notional amounts purchased until settlement of the contracts. As of December 31, 2018 and 2017, IAFH Global S.A. held a 10% of the value of those collaterals in LETEs and LEBACs, respectively, in SBS primary account. This ensures minimal funding, in case SBS has to transfer funds to "Mercado a Término de Rosario S.A" (ROFEX) if losses are generated by daily settlements. This amount must also remain restricted during the term of the contracts. As of December 31, 2018 and 2017, both collaterals regarding the transactions are restricted assets for an amount of 975 and 473 in LETEs and LEBACs, respectively, included as investments.

During the year ended December 31, 2017, the subsidiary Globant LLC, acquired foreign exchange forward contracts with Bridge Bank in rupees currency, with the purpose of hedging the risk of exposure to fluctuations in that currency within the Group. Those contracts were recognized as financial assets at fair value through profit or loss. For the year ended December 31, 2017 the Company recognized a gain of 118.

During 2018, the subsidiaries, Sistemas Globales S.A., IAFH Global S.A., Sistemas Colombia S.A., Sistemas Globales Chile Asesorías Ltda. and Sistemas Globales Uruguay S.A., acquired foreign exchange forward contracts with certain banks in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in Argentine Pesos, Colombian Pesos, Chilean pesos and Uruguayan pesos, due to the risk of exposure to fluctuations in those foreign currencies. Those contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the year ended December 31, 2018 and 2017, the Company recognized a gain of 1,714 and 34, respectively. During 2017, the Argentine subsidiary, Sistemas Globales, entered into foreign exchange forward contracts with HSBC in U.S. dollars at a specified price with the purpose of reducing the risk of exposure to fluctuations in foreign currency. As of December 31, 2018 and 2017, the foreign exchange forward contracts that were recognized as financial assets and liabilities at fair value through profit or loss were as follows:

	Foreign currency	Notional foreign	Fair value assets /
Settlement date	rate from contracts	currency rate	(liabilities)
January 31, 2019	40.06	39.67	26
February 28, 2019	41.54	41.17	15
April 30, 2019	44.44	44.30	3
Fair value as of December 31, 2018			44

April 30, 2019	44.26	44.30	(1)
May 31, 2019	45.74	45.92	(5)
May 31, 2019	45.69	45.92	(6)
Fair value as of December 31, 2018			(12)

	Foreign currency	Notional foreign	Fair value assets /
	rate from contracts	currency rate	(liabilities)
Less than 3 months	18.05	18.95	73
Fair value as of December 31, 2017			73

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the term of the contract.

NOTE 29 — CONTINGENCIES

On February 10, 2012, Federación Argentina de Empleados de Comercio y Servicios (''FAECYS'') filed a lawsuit against our Argentine subsidiary, Sistemas Globales S.A., in which FAECYS demanded the application of its collective labor agreement to the employees of that subsidiary. According to FAECYS's claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales' employees.

On April 16, 2018, the lower court dismissed the complaint filed by FAECYS, and such decision was subsequently confirmed by the court of appeals.

NOTE 30 — CAPITAL AND RESERVES

30.1 Issuance of common shares

On December 31, 2018, 511,668 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by certain employees. Options were exercised at an average price of 13.76 per share amounting to a total of 7,040.

On December 31, 2018, 564,995 Restricted Stock Units (RSU) were granted to certain employees and directors of the Company. During 2018, 163,233 RSUs were vested at an average price of 43.13 per share amounting to a total of 7,040 (non-cash transaction). A total amount of 4,995 of such vested RSUs corresponds to a provision for bonus given to employees that was payable in RSUs and was included in the opening balance of additional paid in capital.

On October 16, 2018, the Company issued 16,315 common shares for a total amount of 960 as part of the subscription agreement with Small Footprint's sellers signed on October 15, 2018, pursuant to which the Company agreed to issue to the subscribers and the subscribers agree to subscribe from the Company a certain amount of shares. For the second tranche due on March 1, 2019, the Company may require the subscribers to apply up to an amount of 25% of the first-earn out payment.

On July 20, 2018, the Company issued 18,692 common shares for a total amount of 982 as part of the subscription agreement with WAE's sellers signed on May, 23, 2016, pursuant to which the Company agreed to issue to the subscribers and the subscribers agree to subscribe from the Company restricted common stock up to an amount of 30% of the Purchase Price.

On June 12, 2018, the Company issued 9,120 common shares for a total amount of 400 as part of the subscription agreement stated in the stock purchase agreement signed with Clarice´s sellers, explained in note 24.2.

On February 22, 2018, the Company issued 12,265 common shares for a total amount of 541 as part of the subscription agreement stated in the stock purchase agreement signed with Pointsource´s sellers, as part of the business combination explained in note 24.8.

On February 16, 2018, the Company issued 7,605 common shares for an amount of 334 as part of the subscription agreement signed with Ratio´s sellers, as part of the business combination explained in note 24.7.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

On December 31, 2017, 254,328 Restricted Stock Units (RSU) were granted to certain employees and directors of the Company. During 2017, 86,931 RSUs were vested at an average price of 36.11 per share amounting to a total of 3,141 (non-cash transaction).

On August 17, 2017, the Company issued 34,219 common shares for a total amount of 1,435 as part of the subscription agreement stated in the stock purchase agreement signed with WAE´s sellers, as part of the business combination explained in note 24.4.

On June 1, 2017, the Company issued 84,953 common shares for a total amount of 3,100 as part of the subscription agreement stated in the stock purchase agreement signed with PointSource´s sellers, as part of the business combination explained in note 24.8.

On March 1, 2017, the Company issued 34,309 common shares for a total amount of 1,160 as part of the subscription agreement stated in the stock purchase agreement signed with Ratio´s sellers, as part of the business combination explained in note 24.7.

On December 31, 2016, 243,915 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 7.64 per share amounting to a total of 1,863.

On November 14, 2016, the Company issued 70,380 common shares for an amount of 2,970 as part of the subscription agreement stated in the Stock Purchase Agreement signed with L4's sellers, explained in note 24.6.

On July 25, 2016, the Company issued 23,508 common shares for an amount of 900 as part of the subscription agreement signed with Clarice’s sellers, explained in note 24.2.

On May 23, 2016, the Company issued 75,221 common shares for an amount of 2,550 as part of the subscription agreement stated in the Stock Purchase Agreement signed with WAE's sellers, as part of the business combination explained in note 24.4.

On January 22, 2016, the Company granted 11,213 treasury shares at a price of $ 27.2 per share to Mr. Spitz to cancel the remaining liability of 305, related to the acquisition of the minority interest of Huddle Group. The Company withholds the remaining amount of 20 as an escrow.

On April 30, 2015, the Company granted to one employee 30,000 common shares to be carried out in two tranches: 15,000 shares delivered during April 2015 and the remaining 15,000 shares were delivered on April 1, 2016. Shares were granted at a price of 21.01 per share amounting to a total of 315 per year.

30.2 Public offerings

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

On June 20, 2018, the Company and WPP Luxembourg Gamma Three S.à r.l. (the “Selling Shareholder”) entered into an underwriting agreement with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC relating to the offer and sale of an aggregate of 5,815,259 common shares of the Company, nominal value $1.20 per share, plus, at the option of the Underwriters, an additional 872,289 common shares pursuant to an option, at a public offering price of $52.00 per common share. On June 21, 2018, the Underwriters exercised their option to purchase an additional 872,289 common shares.

As of December 31, 2018, 32,496,961 common shares of the Company's share capital are registered with the SEC and quoted in the New York Stock Exchange.

NOTE 31 — APPROPRIATION OF RETAINED EARNINGS UNDER SUBSIDIARIES´ LOCAL LAWS

In accordance with Argentine and Uruguayan Law, the Argentine and Uruguayan subsidiaries of the Company must appropriate at least 5% of net income for the year to a legal reserve, until such reserve equals 20% of their respective share capital amounts.

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

As of December 31, 2018, the legal reserve amounted to 765 for all Argentine subsidiaries and as of that date was fully constituted.

As of December 31, 2018, the legal reserve amounted to 42 for the Company's Uruguayan subsidiary and as of that date was fully constituted.

According to the ByLaws of Sistemas Colombia S.A.S., the Colombian subsidiary of the Company must appropriate at least 10% of the net income of the year to a legal reserve until such reserve equal 50% of its share capital. As of December 31, 2018, there was a legal reserve of 0.4 that was fully constituted.

Under Spanish law, the Spanish subsidiaries of the Company must appropriate 10% of its standalone profit to a legal reserve until such reserve equals to 20% of their respective share capital amount. As of December 31, 2018, the legal reserve amounted to 7,922 for all Spanish subsidiaries.

In accordance with Brazilian Law, there is no requirement for limited liability companies to allocate profits for the creation of a legal reserve. The Company's Brazilian subsidiary did not have a legal reserve as of December 31, 2018.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Under Luxembourg law, at least 5% of our net profit per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profit must be allocated toward the reserve. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced in proportion so that it does not exceed 10% of our issued share capital. The legal reserve is not available for distribution. As of December 31, 2018, the legal reserve amounted to 437. Dividends paid by the Company to the holders of our common shares are as a rule subject to a 15% withholding tax in Luxembourg, unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption pursuant to the application of the participation exemption, and, to the extent withholding tax applies, we are responsible for withholding amounts corresponding to such taxation at its source.

In accordance with Peru corporate law, the Peruvian subsidiary of the Company must reserve at least 10% of its net income of the year to a legal reserve, until such reserve equals 20% of its respective amount capital stock. As of December 31, 2018, there was no legal reserve constituted.

According to Mexican Law, the Mexican subsidiary of the Company must appropriate at least 5% of net income of the year to a legal reserve, until such reserve equals the fifth portion of their respective share capital amounts. As of December 31, 2018, the legal reserve amounted to 68 for the Company's Mexican subsidiary.

Regarding India Law, the Companies Act, 2013 does not mandate any fixed quantum of profits to be transferred / allocated to the reserves of a company. As of December 31, 2018, the legal reserve amounted to 17 for the Company's Indian subsidiary.

In UK there is no requirement for the UK´s Company subsidiary to allocate profits for the creation of a legal reserve. As of December 31, 2018, there was no legal reserve constituted.

In Chile there is no requirement for the Chilean subsidiary of the Company to allocate profits for the creation of a legal reserve. As of December 31, 2018, there was no legal reserve constituted.

According to French law, a minimum of 5% of the profit of the year must be allocated to a reserve account named "legal reserve", until such reserve amounts 10% of the share capital of the French subsidiary of the Company. As of December 31, 2018, there was no legal reserve constituted.

In accordance with the law of Belarus, the Belorussian subsidiary must allocate an amount up to 25% of annual payroll reserve fund for salaries. The source for creating this fund is the profit remaining at the disposal of the company after paying taxes and other obligatory payments. As of December 31, 2018, there was no legal reserve constituted.

In the United States there is no requirement for the Company's U.S. subsidiary to allocate profits for the creation of a legal reserve. As of December 31, 2018, there was no legal reserve constituted.

According to Romanian Companies Law, the Romanian subsidiary of the Company has the obligation to allocate each year at least 5% of its profit to a reserve fund, until the value of the fund is at least 20% of the Romanian Company's share capital of the company. As of December 31, 2018, the reserve fund of the company was of Romanian Leu ("RON") 56.

In Canada there is no requirement for the Canada's Company subsidiary to allocate profits for the creation of a legal reserve. As of December 31, 2018, there was no legal reserve constituted.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 32 – SUBSEQUENT EVENTS

The Company evaluated transactions occurring after December 31, 2018 in accordance to IAS 10 ‘Events after the reporting period’.

32.1 Acquisition of Avanxo

On January 17, 2019, the Company entered into a Share Purchase Agreement (the “Purchase Agreement”) with the shareholders of Avanxo (Bermuda) Limited (“Avanxo”), pursuant to which the Company agreed to purchase all of Avanxo’s share capital subject to the terms and conditions set forth in the Purchase Agreement. Avanxo is a cloud consulting and implementation company headquartered in Bermuda, with operations in Brazil, Mexico, Colombia, Peru, Argentina and the United States.

The Agreement contains customary representations, warranties, covenants, indemnities and conditions to closing, including non-objection to the Acquisition by the Colombian antitrust authority (Superintendencia de Industria y Comercio). The transaction closed on February 1, 2019.

Under the terms of the Purchase Agreement, the total consideration payable by the Company to Avanxo’s shareholders, assuming a debt-free and cash-free balance sheet, is $48,557. Such purchase price may be subject to a working capital adjustment, reduction for uncollected accounts receivables and the amounts of the Earn-Out Payments (as defined below) that become due and payable.

•	Up-front payment: On February 1, 2019, the Company paid an aggregate consideration of 40,939 to the seller.

•	Earn-out payments: the remaining amount of 7,618 will be payable in two installments, at the end of each of the years ending December 31, 2019 and 2020, and is subject to upwards or downwards adjustment based on Avanxo’s achievement of specified revenue, gross margin and operating margin targets for each of the years ending December 31, 2019 and 2020 (the “Earn Out Payments”) that apply only to certain sellers.

At the Company's sole option, the Company will be entitled to pay a portion of the Total Consideration through the issuance and delivery of common shares, as follows: (i) up to $865,323 of the amount payable on the closing of the Acquisition and (ii) at the time of payment of any Earn Out Payments, up to 25% of such Earn Out Payment. The number of common shares that may be issued and delivered to Avanxo´s selling shareholders will be determined based on the volume weighted average trading price for the 60 calendar day period prior to closing of each share subscription. Common shares issued pursuant to the exercise of this option will be subject to a 12-month lock-up period. These common shares are expected to be issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018

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

32.2 Loan agreement with Wolox

On January 4, 2019 ("issuance date"), Globant España S.A. and Wolox, LLC (Wolox), agreed into a convertible promissory note purchase agreement whereby Globant España S.A. provides financing facility for 1,800.  Interest on the entire outstanding principal balance is computed at an annual rate equal to Libor plus 2%. Wolox shall repay the loan in full within 18 months from the date as of the issuance date. Globant España S.A has the right to convert any portion of the outstanding principal into fully paid and nonassessable membership interest of Wolox.

NOTE 33 – APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements were approved by the Board of Directors on March 22, 2019.

Martín Migoya

President

