Form 20-F
period 2019-12-31
Globant S.A.
filed 2020-02-28
CIK 1557860

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Sol Mariel Noello

37A Avenue J.F. Kennedy

L-1855, Luxembourg

E-Mail: sol.noello@globant.com

Tel: + 352 20 30 15 96

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares value $ 1.20 per share	GLOB	NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 37,101,771 common shares of which 138,152 are treasury shares held by us.

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

You should carefully consider all the information in this annual report, including the information set forth under "Risk Factors." We believe our primary challenges are:

•	If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected;

•	If we are unable to manage attrition and attract and retain highly-skilled IT professionals, our operating efficiency and productivity may decrease, and we may not have the necessary resources to maintain client relationships and expand our business;

•	If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operation;

•	If we are unable to achieve anticipated growth, our revenues, results of operations, business and prospects may be adversely affected;

•	If we are unable to effectively manage the rapid growth of our business, our management personnel, systems and resources could face significant strains, which could adversely affect our results of operations;

•	If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected;

•	If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our results of operations to suffer;

•	If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected;

•	Global economic and political conditions could have a material adverse effect on our revenues, margins, results of operations and financial condition; and

•	Uncertainty concerning the current economic, political and social environment in Latin America may have an adverse impact on capital flows or other relevant variables and could adversely affect our business, financial condition and results of operations.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Readers should read "Risk Factors" in this annual report and the description of our business under "Business Overview" in this annual report for a more complete discussion of the factors that could affect us.

Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

CURRENCY PRESENTATION AND DEFINITIONS

In this annual report, all references to "U.S. dollars" and "$" are to the lawful currency of the United States, all references to "Argentine pesos" are to the lawful currency of the Republic of Argentina, all references to "Colombian pesos" are to the lawful currency of the Republic of Colombia, all references to "Uruguayan pesos" are to the lawful currency of the Republic of Uruguay, all references to "Mexican pesos" are to the lawful currency of Mexico, all references to "Chilean pesos" are to the lawful currency of Chile, all references to "Rupees" or "Indian rupees" are to the lawful currency of the Republic of India, all references to "Reais" or "Brazilian Real" are to the lawful currency of Brazil, all references to "Peruvian Sol" are to the lawful currency of Peru, all references to "Romanian Leu" are to the lawful currency of Romania, all references to "Belarusian ruble" are to the lawful currency of Belarus and all references to "euro" or "€" are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. All references to the "pound," "British Sterling pound" or "£" are to the lawful currency of the United Kingdom. All references to "Canadian dollars" are to the lawful currency of Canada.

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

"GLOBANT" and its logo are our trademarks. Solely for convenience, we refer to our trademarks in this annual report without the TM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this annual report are the property of their respective owners.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial and other data of Globant S.A. should be read in conjunction with, and are qualified by reference to, "Operating and Financial Review and Prospects" and our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been derived from the audited consolidated financial statements of Globant S.A. included elsewhere in this annual report and should be read in conjunction with those audited consolidated financial statements and notes thereto. The selected consolidated financial data as of December 31, 2017 set forth below have been derived from our consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 filed with the SEC on March 29, 2019 in our annual report for the year ended December 31, 2018 and which are not included in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2016 and 2015 set forth below have been derived from our consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 filed with the SEC on April 7, 2017 in our annual report for the year ended December 31, 2016 and which are not included in this annual report.

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands, except for percentages and per share data)
Consolidated Statements of profit or loss and other comprehensive income:
Revenues (1)	$659,325	$522,310	$413,439	$322,856	$253,796
Cost of revenues (2)	(405,164)	(318,554)	(263,171)	(191,395)	(160,292)
Gross profit	254,161	203,756	150,268	131,461	93,504
Selling, general and administrative expenses (3)	(172,478)	(133,187)	(110,813)	(80,961)	(71,389)
Net impairment losses on financial assets (4)	(228)	(3,469)	(1,581)	(928)	1,615
Other operating expense, net (5)	(720)	(306)	(4,708)	—	—
Profit from operations	80,735	66,794	33,166	49,572	23,730
Gain on transactions with bonds (6)	1,569	—	—	—	19,102
Finance income	13,643	11,418	7,956	16,215	27,555
Finance expense	(26,801)	(16,968)	(11,036)	(19,227)	(20,952)
Finance (expense) income, net (7)	(13,158)	(5,550)	(3,080)	(3,012)	6,603
Share of results of investments in associates (8)	(224)	—	—	—	—
Other income and expenses, net (9)	110	6,220	8,458	3,629	605
Profit before income tax	69,032	67,464	38,544	50,189	50,040
Income tax (10)	(15,017)	(15,868)	(8,081)	(14,327)	(18,420)
Net income for the year	54,015	51,596	30,463	35,862	31,620
Earnings per share
Basic	1.48	1.45	0.87	1.04	0.93
Diluted	1.43	1.41	0.84	1.01	0.90
Weighted average number of outstanding shares (in thousands)
Basic	36,586	35,746	34,919	34,402	33,960
Diluted	37,674	36,685	36,094	35,413	35,013

(1)	Includes transactions with related parties of $1,419, $5,937, $5,590, $6,462 and $6,655 for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively.

(2)	Includes depreciation and amortization expense of $7,350, $4,022, $4,339, $4,281 and $4,441 for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively. Also includes share based compensation for $4,976, $4,248, $5,666, $917 and $735 for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively.

(3)	Includes depreciation and amortization expense of $16,905, $16,521, $11,789, $6,637 and $4,860 for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively. Also includes share based compensation of $14,912, $8,665, $8,798, $2,703 and $1,647 for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively.

(4)	Includes impairments of tax credits of $48 and $1,586 for the years ended December 31, 2018 and 2017, respectively, and recoveries related to reversals of allowances for impairments of tax credits of $47 and $1,820 for the years ended December 31, 2019 and 2015, respectively. Also includes a loss of $275, $3,421, $928 and $205 on impairment of trade receivables for the years ended December 31, 2019, 2018, 2016 and 2015, respectively, and a gain related to the reversal of an allowance for impairment of trade receivables of $5 for the year ended December 31, 2017.

(5)	Includes an impairment of intangibles assets of $720, $306 and $4,708 for the years ended December 31, 2019, 2018 and 2017, respectively.

(6)	Includes a gain of $1,569 and $19,102 from transactions with Argentine sovereign bonds denominated in U.S. dollars acquired in the U.S. market with cash received from repayments of intercompany loans and capitalizations received by our Argentine subsidiaries for the years ended December 31, 2019 and December 31, 2015, respectively.

(7)	Includes foreign exchange losses, net, of $8,841, $7,437, $2,729, $8,620 and $10,136 for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively.

(8)	Includes a loss of $224 related to our share of the loss from our investment in Acamica, described in note 11.2 to our audited consolidated financial statements.

(9)	Includes a loss of $85 for the year ended December 31, 2019 and gains of $6,700, $6,735 and $418, for the years ended December 31, 2018, 2017 and 2016, respectively, on the remeasurement of the contingent consideration of Avanxo, Clarice Technologies Private Ltd. (now called Globant India Private Ltd. or "Clarice"), We Are London Limited ("WAE UK"), We Are Experience, Inc. ("WAE U.S." and together with WAE UK, "WAE"), L4 Mobile, LLC ("L4"), Ratio Cypress, LLC ("Ratio) and PointSource, LLC ("PointSource"), explained in note 28.9.1 to our audited consolidated financial statements, and gains of $1,611, $1,726 and $2,981, for the years ended December 31,2018, 2017 and 2016, related to the remeasurement at fair value of the call and put option over our non-controlling interest in Dynaflows S.A. ("Dynaflows") explained in note 28.9.2 to our audited consolidated financial statements, and the derecognition of the call option over non-controlling interest of, $455, for the year ended December 31, 2018, explained in note 25.2 to our audited consolidated financial statements. Includes a loss of $1,038 for the year ended December 31, 2018 related to the settlement agreed with WAE former owners (note 28.9.1 to our audited consolidated financial statements). Includes the impairment of the investment in Collokia of $800 explained in note 11.2 to our audited consolidated financial statements, for the year ended December 31, 2018. Includes a gain of $225 related to the bargain business combination of Difier S.A., for the year ended December 31, 2016. Includes a gain related to the valuation at fair value of our 22.7% share interest held in Dynaflows of $625 for the year ended December 31, 2015.

(10)	Includes deferred tax gains of $4,310, $7,456, $5,972, $730 and $1,102 for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively.

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

Adjusted Diluted EPS and Adjusted Net Income

We utilize non-IFRS measures of adjusted diluted EPS and adjusted net income for strategic decision making, forecasting future results and evaluating current performance. Adjusted diluted EPS and adjusted net income are most directly comparable to the IFRS measures of EPS and net income, respectively. Our non-IFRS measures of adjusted diluted EPS and adjusted net income exclude the impact of certain items, such as acquisition-related charges, impairment of assets, net of recoveries, share-based compensation expense, expenses related to the secondary share offering in the United States of our common shares held by WPP Luxembourg Gamma Three S.àr.l. ("WPP") (see note 23 to our consolidated financial statements) and expense related to the U.S. settlement agreement.

	Year ended December 31,
	2019	2018	2017	2016	2015
Reconciliation of adjusted gross profit
Gross profit	$254,161	$203,756	$150,268	$131,461	$93,504
Adjustments
Depreciation and amortization expense	7,350	4,022	4,339	4,281	4,441
Share-based compensation expense	4,976	4,248	5,666	917	735
Adjusted gross profit	$266,487	$212,026	$160,273	$136,659	$98,680
Reconciliation of adjusted selling, general and administrative expenses
Selling, general and administrative expenses	$(172,478)	$(133,187)	$(110,813)	$(80,961)	$(71,389)
Adjustments
Acquisition-related charges, net (1)	9,571	3,516	1,131	556	337
Depreciation and amortization expense	16,905	16,521	11,789	6,637	4,860
Share-based compensation expense	14,912	8,665	8,798	2,703	1,647
Adjusted selling, general and administrative expenses	$(131,090)	$(104,485)	$(89,095)	$(71,065)	$(64,545)
Reconciliation of adjusted profit from operations
Profit from operations	$80,735	$66,794	$33,166	$49,572	$23,730
Adjustments
Acquisition-related charges, net (1)	10,695	4,273	7,523	1,478	337
Impairment of assets, net of recoveries (2)	673	354	1,586	—	(1,820)
Share-based compensation expense	19,888	12,913	14,464	3,620	2,382
Adjusted profit from operations	$111,991	$84,334	$56,739	$54,670	$24,629
Reconciliation of adjusted net income for the year
Net income for the year	$54,015	$51,596	$30,463	$35,862	$31,620
Adjustments
Acquisition-related charges, net (1)	11,518	(2,177)	(447)	(1,556)	337
Share-based compensation expense	19,888	12,913	14,464	3,620	2,382
Impairment of assets, net of recoveries (2)	673	1,154	1,586	—	(1,820)
Expenses related to secondary share offering (3)	—	251	—	—	—
US settlement agreement, net	—	—	—	845	—
Adjusted net income for the year	$86,094	$63,737	$46,066	$38,771	$32,519

Calculation of adjusted diluted EPS
Adjusted net income	86,094	63,737	46,066	38,771	32,519
Diluted shares	37,674	36,685	36,094	35,413	35,013
Adjusted diluted EPS	2.29	1.74	1.28	1.09	0.93

Other data:
Adjusted gross profit	266,487	212,026	160,273	136,659	98,680
Adjusted gross profit margin percentage	40.4%	40.6%	38.8%	42.3%	38.9%
Adjusted selling, general and administrative expenses	(131,090)	(104,485)	(89,095)	(71,065)	(64,545)
Adjusted selling, general and administrative expenses margin percentage	19.9%	20.0%	21.5%	22.0%	25.4%
Adjusted profit from operations	111,991	84,334	56,739	54,670	24,629
Adjusted profit from operations margin percentage	17.0%	16.1%	13.7%	16.9%	9.7%
Adjusted net income for the year	86,094	63,737	46,066	38,771	32,519
Adjusted net income margin percentage for the year	13.1%	12.2%	11.1%	12.0%	12.8%

(1) Acquisition-related charges, net, include, when applicable, amortization of acquired intangible assets included in the depreciation and amortization expense line on our consolidated statements of operations, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs.

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

Consolidated Statements of Financial Position Data

	As of December 31,
	2019	2018	2017	2016	2015
Consolidated statements of financial position data:
Cash and cash equivalents	$62,721	$77,606	$52,525	$50,532	$36,720
Investments (current and non-current)	20,198	9,162	8,147	9,355	25,660
Trade receivables	156,676	110,898	80,078	54,170	45,952
Other assets (current and non-current)	21,235	—	—	—	—
Other receivables (current and non-current)	28,118	49,538	46,093	46,334	38,692
Deferred tax assets	26,868	16,916	13,186	7,691	7,983
Investment in associates	3,776	4,000	1,550	800	300
Other financial assets (current and non-current)	6,210	895	1,428	1,219	2,121
Property and equipment	87,533	51,460	43,879	35,676	25,720
Intangible assets	27,110	11,778	11,365	13,791	7,209
Right-of-use assets	58,781	—	—	—	—
Goodwill	188,538	104,846	98,926	65,180	32,532
Total assets	687,764	437,099	357,177	284,748	222,889

Trade payables (current and non-current)	36,987	17,578	11,640	5,603	4,436
Payroll and social security taxes payable	72,252	58,535	40,472	30,328	25,551
Borrowings (current and non-current)	51,386	—	6,011	217	548
Other financial liabilities (current and non-current)	10,554	12,765	29,238	31,826	21,285
Lease liabilities (current and non-current)	61,363	—	—	—	—
Tax liabilities	12,510	7,399	5,253	6,249	10,225
Deferred tax liabilities	1,028	—	—	—	—
Other liabilities and provisions	2,970	2,906	1,199	1,965	659
Total liabilities	249,050	99,183	93,813	76,188	62,704
Total equity and non-controlling interest	438,714	337,916	263,364	208,560	160,185
Total equity, non-controlling interest and liabilities	687,764	437,099	357,177	284,748	222,889

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

Our profitability and the cost of providing our services are affected by our utilization rate of the Globers in our Studios. If we are not able to maintain appropriate utilization rates for our professionals, our profit margin and our profitability may suffer. Our utilization rates are affected by a number of factors, including:

•	our ability to transition Globers from completed projects to new assignments and to hire and integrate new employees;

•	our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our talent delivery centers;

•	our ability to manage the attrition of our IT professionals; and

•	our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.

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

The total attrition rate among our Globers was 14.6%, 18.2% and 18.0% for the years ended December 31, 2019, 2018 and 2017, respectively. If our attrition rate were to increase, our operating efficiency and productivity may decrease. We compete for talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, among others, and there is a limited pool of individuals who have the skills and training needed to help us grow our company. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs.

We may not be able to recruit and train a sufficient number of qualified professionals or be successful in retaining current or future employees. Increased hiring by technology companies, particularly in Latin America, the United States, Asia and Europe, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the locations where we operate and hire. Failure to hire and train or retain qualified technology professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.

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

In addition to our time-and-materials contracts, we undertake engagements on a fixed-price basis. Revenues from our fixed-price contracts represented approximately 16.1%, 17.4% and 8.9% of total revenues for the years ended December 31, 2019, 2018 and 2017, respectively. Our pricing in a fixed-price contract depends on our assumptions and forecasts about the costs we will incur to complete the related project, which are based on limited data and could turn out to be inaccurate. Any failure by us to accurately estimate the resources and time required to complete a fixed-price contract on time and on budget or any unexpected increase in the cost of our Globers assigned to the related project, office space or materials could expose us to risks associated with cost overruns and could have an adverse effect on our business, results of operations and financial condition. In addition, any unexpected changes in economic conditions that affect any of the foregoing assumptions and predictions could render contracts that would have been favorable to us when signed unfavorable.

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

We have experienced, and continue to experience, rapid growth in our headcount, operations and revenues, which has placed, and will continue to place, significant demands on our management and operational and financial infrastructure. Additionally, the transition in our delivery mix from the initial Argentina-based staffing to the current decentralized staffing, including by increasing the number of employees that are deployed onsite at our clients or near client locations, in Latin America, the United States, Europe and India has placed additional operational and structural demands on our resources.

Our future growth depends on recruiting, hiring and training technology professionals, growing our international operations, expanding our delivery capabilities, adding effective sales staff and management personnel, adding service offerings, maintaining existing clients and winning new business. Client demands, the availability of high-quality technical and operational personnel at attractive compensation rates, regulatory environments and other pertinent factors may vary significantly by region and our experience in the markets in which we currently operate may not be applicable to other regions. As a result, we may not be able to leverage our experience to expand our delivery footprint effectively into other target markets.

Effective management of these and other growth initiatives will require us to continue to improve our infrastructure, execution standards and ability to expand services. Failure to manage growth effectively could have a material adverse effect on the quality of the execution of our engagements, our ability to attract and retain professionals and our business, results of operations, prospects and financial condition.

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

We generate a significant portion of our revenues from our ten largest clients. During the years ended December 31, 2019, 2018 and 2017, our largest customer based on revenues, Walt Disney Parks and Resorts Online , accounted for 11.2%, 11.3% and 10.2% of our revenues, respectively. During the years ended December 31, 2019, 2018 and 2017, our ten largest clients accounted for 39.5%, 44.0% and 41.9% of our revenues, respectively.

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

Global economic and political conditions could have a material adverse effect on our revenues, margins, results of operations and financial condition.

We derive a significant portion of our revenues from clients located in the United States, Latin America and Europe. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. If the U.S., Latin American, or European economies weaken or slow, or a negative or uncertain political climate develops or persists, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenues and profitability.

The United Kingdom formally left the European Union on January 31, 2020, with a transitional period set to end on December 31, 2020 (“Brexit”). There is continued uncertainty surrounding the future relationship between the United Kingdom and the European Union, including trade agreements between the United Kingdom and European Union. Additionally, long-term risks of Brexit include economic recessions in the United Kingdom or other European markets and currency instability for both the British Pound Sterling and the Euro. Given the number of different outcomes still possible, the impact of Brexit is difficult to determine.

If we are unable to successfully anticipate changing economic and political conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our revenues, margins, results of operations and financial condition could be adversely affected.

We are subject to global pandemic risks, which could materially and adversely affect our business, financial condition and results of operations.

Global pandemics or other disasters or public health concerns in regions of the world where we have operations could result in social, economic or labor instability and disrupt our business. For example, the ongoing coronavirus outbreak emanating from China at the beginning of 2020 has resulted in increased travel restrictions and extended shutdowns of certain businesses in certain regions. On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “public health emergency of international concern.”  These events could have a material adverse impact on our business, financial condition and results of operations.

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

Our labor costs and the operating restrictions that apply to us could increase as a result of collective bargaining negotiations and changes in labor laws and regulations, and disputes resulting in work stoppages, strikes, or disruptions could adversely affect our business.

As of December 31, 2019, 4.38% of our Globers are covered by collective bargaining agreements, including all Globers from our Brazilian, French and Spanish subsidiaries, as well as some Globers from our Argentinean subsidiaries. For complete details of the covered employees see "Directors, Senior Management and Employees — Employees". There can be no assurance that our non-unionized employees will not become members of a union or become covered by a collective bargaining agreement, including through an acquisition of a business whose employees are subject to such an agreement.

We cannot assure you that we or our operating subsidiaries will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. In addition, we cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition and the market value of our shares could be materially adversely affected.

Our revenues are dependent on a limited number of industries, and any decrease in demand for technology services in these industries could reduce our revenues and adversely affect our results of operations.

A substantial portion of our clients are concentrated in the following industries: media and entertainment; banks, financial services and insurance; travel and hospitality; and, technology and telecommunications, consumer retail and manufacturing, and professional services which industries, in the aggregate, constituted 97.1%, 97.8% and 96.8% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase technology services or to move such services in-house.

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

Our business is heavily dependent on the security of our IT networks and those of our clients. We often have access to or are required to collect and store confidential client and customer data, including personal data. Despite our efforts, threats to network and data security are increasingly diverse and sophisticated. Internal or external attacks on our IT servers and networks or those of our vendors or clients are vulnerable to cybersecurity risks, including viruses and worms, phishing attacks, denial-of-service attaches, physical or electronic break-ins, third party or employee theft or misuse, and similar disruptions, which could disrupt the normal operations of our engagements and impede our ability to provide critical services to our clients, thereby subjecting us to liability under our contracts and applicable data protection laws. Our business involves the use, storage and transmission of confidential information and personal data about our employees, our vendors and our clients. While we take measures designed to protect the security of, and unauthorized access to, our systems, as well as the privacy of confidential information and personal data, our security controls over our systems, or the security controls over the systems of our vendors and clients with which we operate and rely upon, as well as any other security practices we follow, may not prevent the improper access to or the unauthorized disclosure of confidential information, including any personal data or proprietary information. Many of our client contracts do not limit our potential liability for breaches of confidentiality. If any person, including any of our Globers or former Globers, penetrates our network security or misappropriates data or code that belongs to us, our clients, or our clients' customers, we could be subject to significant liability from our clients or from our clients' customers for breaching contractual confidentiality provisions or violating privacy and/or data protection laws.

Unauthorized disclosure of confidential client and customer data, including personal data, whether through breach of our or others' computer systems, systems failure, loss or theft of confidential information or intellectual property belonging to our clients or our clients' customers, or otherwise, could damage our reputation, cause us to lose clients and revenues, and result in financial and other potential losses by us, as well as require us to expend significant resources to protect against further incidents and to rectify any problems caused by these events. Any such access, unauthorized disclosure or other loss of information could result in legal claims or proceedings, liability and damages under applicable laws, regulatory penalties, breach notification, credit monitoring services, significant fines, administrative sanctions and could adversely affect our business, revenues, reputation, brand and competitive position.

Our business, results of operations and financial condition may be adversely affected by the various conflicting and/or onerous legal and regulatory obligations required in the countries where we operate.

We have a presence in many countries and plan to continue expanding our international operations, which may subject us to increased business and economic risks that could affect our financial results.

Since we provide services to clients throughout the world, and we collect, store, process and use personal data, we are subject to laws and regulations related to security and privacy in addition to other numerous, and sometimes conflicting, legal requirements. Compliance with complex international and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These numerous, and sometimes conflicting laws, and regulations include, among others, import/export controls, content requirements, trade restrictions, tariffs, taxation, anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act, whistle blowing, internal control and disclosure rules, data protection and privacy requirements. Our real or perceived failure to comply with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact on our brand and reputation. In addition, our failure to comply with these regulations in the context of our obligations to our clients could also result in liability for monetary damages, unfavorable publicity and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights.

In addition, because we operate from a number of cities in Latin America, North America, Europe and Asia, we are also subject to risks relating to compliance with a variety of national and local labor laws including, employee health safety and wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former Globers individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees' former employment agreements with such third parties. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

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

Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. In such cases, litigation may be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. However, given that litigation could be costly and time consuming and could divert the attention of management and key personnel from our business operations, we may elect to settle these claims from time to time.

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

We are subject to additional risks as a result of our recent and possible future acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. The developers of the technology that we have acquired or may acquire may not have appropriately created, maintained or enforced intellectual property rights in such technology. Indemnification and other rights under acquisition documents may be limited in term and scope and may therefore provide little or no protection from these risks. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management's attention from our business. A successful infringement claim against us, whether with or without merit, could, among other things, require us to pay substantial damages, develop substitute non-infringing technology, or rebrand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and would require us to cease making, licensing or using products that have infringed a third party's intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our software product development services or solutions until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claim or litigation, whether we ultimately win or lose, could damage our reputation and materially adversely affect our business, financial condition and results of operations.

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

Currently, we benefit from promotion regimes and tax benefits in Uruguay, India, Belarus and Argentina, although, in the case of Argentina, the effectiveness of the promotion regime is subject to additional regulation by the Argentine Executive Power. For detailed explanations and further discussion, see "Business Overview  — Our Delivery Model — Government Support and Incentives". If these tax incentives in Argentina, Uruguay, India and Belarus are changed, terminated, not extended or made unavailable, or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our financial condition and results of operations. See "Operating and Financial Review and Prospects — Operating Results — Certain Income Statement Line Items — Income Tax Expense".

On December 22, 2017, the United States enacted legislation referred to as the Tax Cuts and Jobs Act ("2017 Tax Act"), which instituted fundamental changes to the taxation of multinational corporations. As of the date of this annual report, certain provisions of the 2017 Tax Act may not apply to us, including those designed to (i) tax global intangible low-tax income ("GILTI"); (ii) establish a deduction for foreign derived intangible income ("FDII"); (iii) eliminate the intercompany payment deduction under Base Erosion Anti-Abuse Tax provision ("BEAT"); and (iv) establish new limitations on certain executive compensation. One or more of these provisions may apply to us in the future and any additional taxation may have an adverse impact on our results of operations and cash flows. Unless otherwise discussed, potential investors in our common shares should consult their own tax advisors regarding the effect of the 2017 Tax Act on the ownership of our common shares.

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

We have expanded, and may continue to expand, our operations through strategically targeted acquisitions focused on deepening our relationships with key clients, extending our technological capacities including services over platforms, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America. We completed two acquisitions in 2008, one in 2011, two in 2012, one in 2013, one in 2014, two in 2015, three in 2016, two in 2017, one in 2018 and three in 2019. Financing of any future acquisition could require the incurrence of indebtedness, the issuance of equity or a combination of both. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or legal liabilities and amortization of acquired intangible assets. In addition, any client satisfaction or performance problems within an acquired business could have a material adverse impact on our company's corporate reputation and brand. We cannot assure you that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

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

From the adoption of the plan until the date of this annual report we have granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,270,059 common shares and 1,073,645 restricted stock units, net of any cancelled and/or forfeited awards. Most of the options and restricted stock units were granted with a vesting period of four years, 25% of each grant becoming exercisable on each anniversary of the grant date. The remaining options and restricted stock units were granted with a vesting period agreed with those employees. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date. Each of our employee share options is exercisable for one of our common shares, and each of our restricted stock units is settled, automatically upon its vesting, with one of our common shares. No amounts are paid or payable by the recipient on receipt of an option or restricted stock unit. Neither the options nor the restricted stock units carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date).

For the years ended December 31, 2019, 2018 and 2017, we recorded $19.9, $12.9 and $14.5 million, respectively, of share-based compensation expense related to the grant of options and restricted stock units.

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

In November 2018, Globant LLC, our U.S. subsidiary (the “Borrower”) entered into an Amended and Restated Credit Agreement (the “A&R Credit Agreement”) with the financial institutions listed therein, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender. As of December 31, 2019, $50.4 million was outstanding under the A&R Credit Agreement.

On February 6, 2020, the Borrower, entered into a Second Amended and Restated Credit Agreement (the “Second A&R Credit Agreement”), by and among certain financial institutions listed therein, as lenders, and HSBC Bank USA, National Association, as administrative agent, issuing bank and swingline lender. Under the Second A&R Credit Agreement, which amends and restates the existing A&R Credit Agreement, dated as of November 1, 2018, the Borrower may borrow (i) up to $100 million in up to four borrowings on or prior to August 6, 2021 under a delayed-draw term loan facility and (ii) up to $250 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million. The maturity date of each of the facilities is February 5, 2025. Pursuant to the terms of the Second A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to either (i) LIBOR plus 1.50%, or (ii) LIBOR plus 1.75%, determined based on the Borrower’s Maximum Total Leverage Ratio (as defined in the Second A&R Credit Agreement). The Borrower’s obligations under the Second A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The Second A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

Indebtedness under our credit facility bears interest based on LIBOR, which may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences.

The U.K. Financial Conduct Authority, which regulates LIBOR, has announced in 2017 that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and as a result, methods of calculating LIBOR are evolving. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on our current or future indebtedness may be adversely affected or we may need to renegotiate the terms of our credit agreement to replace LIBOR with the new standard that is established, if any, or to otherwise agree with the trustees or agents under such facilities or instruments on a new means of calculating interest. As of the date of this annual report we cannot reasonably estimate the expected impact on our business of the discontinuation of LIBOR.

Risks Related to Operating in Latin America.

Our two largest operations are based in Colombia and Argentina, and we have subsidiaries in other countries of Latin America, such as Uruguay, Chile, Peru, Mexico and Brazil. There are significant risks to operating in those countries that should be carefully considered before making an investment decision.

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

We conduct a substantial portion of our operations outside the United States, and our businesses may be impacted by significant fluctuations in foreign currency exchange rates. Our consolidated financial statements and those of most of our subsidiaries are prepared in U.S. dollars as their functional currency, whereas some of our subsidiaries' operations are performed in local currencies. Therefore, the resulting exchange differences arising from the translation to our presentation currency are recognized in the finance gain or expense item or as a separate component of equity depending on the functional currency for each subsidiary. Fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and could have a material adverse effect on our results of operations and financial condition.

In addition, our results of operations and financial condition are particularly sensitive to changes in the Argentine peso, Uruguayan peso, Mexican peso and Colombian peso/U.S. dollar exchange rates because a significant part of our operations are conducted in these countries where our costs are incurred, for the most-part, in Argentine pesos, Uruguayan pesos, Mexican pesos and Colombian pesos, while the substantial portion of our revenues generated outside of these countries are in U.S. dollars. Consequently, appreciation of the U.S. dollar relative to the Argentine peso, Mexican peso and Colombian peso, to the extent not offset by inflation in these countries, could result in favorable variations in our operating margins and, conversely, depreciation of the U.S. dollar relative to the Argentine peso, Mexican peso and Colombian peso could impact our operating margins negatively.

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

The increasing level of inflation in Argentina has generated pressure for further depreciation of the Argentine peso. The Argentine peso depreciated against the U.S. dollar by 31.2% in 2014, 52.1% in 2015, 21.9% in 2016, 18.4% in 2017, 102.2% in 2018, and 59.02% in 2019 based on the official exchange rates published by the Argentine Central Bank. The sharp depreciation in recent years has fostered inflation and created strong volatility in the U.S. dollar exchange rate.

Since the reinstatement of rigid restrictions and foreign exchange controls in September 1, 2019 through February 27, 2020, which, among other things, significantly curtailed access to the official foreign exchange market (the "FX market") by individuals and entities (see "— Item 4.B Business Overview — Regulatory Overview — Foreign Exchange Controls — Argentina."), through February 27, 2020, the Argentine peso depreciated against the U.S. dollar by 8.31% in the FX Market. During that time, an unofficial U.S. dollar trading market developed in which the Argentine peso/U.S. dollar exchange rate is significantly higher than the rate in the FX Market. We cannot predict future fluctuations in the Argentine peso/U.S. dollar exchange rate or further foreign exchange restrictions.

Our business is dependent to a certain extent on maintaining our labor and other costs competitive with those of companies located in other regions around the world from which technology and IT services may be purchased by clients in the United States and Europe. We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the year ended December 31, 2019, our Argentine, Uruguayan and Colombian operating subsidiaries entered into foreign exchange contracts for the purpose of hedging the risk of exposure to fluctuations in the Argentine peso, Uruguayan peso and Colombian peso against the U.S. dollar. During the years ended 2018 and 2017, our Argentine operating subsidiaries entered into foreign exchange contracts for the purpose of hedging the risk of exposure to fluctuations in the Argentine peso against the U.S. dollar. If we do not hedge such exposure or we do not do so effectively, appreciation of the Argentine peso, the Uruguayan peso or the Colombian peso against the U.S. dollar may raise our costs, which would increase the prices of our services to our customers, which, in turn, could adversely affect our business, financial condition and results of operations.

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

Since December 2019, Frente de Todos (a new coalition formed to participate in the general elections) returned to power with Mr. Alberto Fernández, as president and former president Cristina Kirchner, as vice-president. The new administration has recently adopted, and may continue to adopt, several measures that could imply further government intervention. For example, Decree No. 34/2019, issued on December 13, 2019, duplicated the amount of the statutory severance payments payable to employees hired before December 13, 2019 and fired between December 13, 2019 and June 13, 2020. Moreover, by Decree No. 14/2020 issued on January 3, 2020, the Argentine Executive Power approved a mandatory salary increase for the private sector employees of Argentine pesos 3,000 in January 2020 and additional Argentine pesos 1,000 in February 2020, and during February is intending to obtain the enactment of a draft bill regulating the offer and display of products in supermarkets, that has already been approved by the House of Representatives and, as of the date of this annual report, is pending of approval by the Senate.

Expropriations and other interventions by the Argentine government similar to those described above can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina's commercial and diplomatic relations with other countries and, consequently, could adversely affect our business, financial condition and results of operations.

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

The Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”) implemented certain methodological reforms and adjusted certain indexes based on these reforms. The lack of accuracy in the INDEC's indexes could result in a further decrease in confidence in Argentina's economy, which could, in turn, have an adverse effect on our ability to access the international credit markets at market rates to finance our operations and growth. See "In the past, the credibility of several Argentine economic indexes has been called into question."

According to data published by the INDEC, the Customer Price Index ("CPI") increased 11.9% as of October 2015 (for the first nine months of year 2015). In November 2015, the INDEC suspended the publication of the CPI. According to the publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and 31.4% in 2016. According to the publicly available information based on data from the City of Buenos Aires, the CPI grew by 29.6% in 2015 and 41.0% in 2016. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based on these reforms, in June 2016 the INDEC resumed its publication of the CPI. According to the INDEC, the CPI between May and December 2016 was 16.9% and in the year 2017 was 24.8%.

Several factors, including but not limited to the raising of the interest rate by the U.S. Federal Reserve and the inability of the Argentine government to perform structural changes and reduce the fiscal deficit, provoked a sharp depreciation of 59.02% of the Argentine Peso during 2019 that fostered inflation. According to the INDEC, the CPI was 47.6% in 2018 and 59.8% in 2019.

Uncertainty surrounding future inflation rates may have an adverse impact for Argentina in the long-term credit market. The Macri administration (2015-2019) adopted a series of measures to try to control the foreign exchange rate and inflation, including the execution of a financing agreement with the International Monetary Fund (“IMF”) for US$57.1 billion, and the Argentine Central Bank defined foreign exchange intervention and non-intervention zones for the U.S. dollar exchange rate and increased the Argentine pesos interest rates. In addition, the Macri administration adopted an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets. The Central Bank increased stabilization efforts to reduce excess monetary imbalances, raised Argentine pesos interest rates to offset inflationary pressure and adopted a policy of zero currency issuance. Also, on April 17, 2019, the Macri administration announced a series of additional economic measures to control inflation, including the freezing of prices of 60 basic products for at least six months and the commitment to avoid new tariff increases above those already announced. However, those and other measures adopted by the Macri Administration and the Argentine Central Bank caused a deepening recession (the Gross Domestic Product (“GDP”) decreased 6.2% in 2018 and 1.7% in 2019), increasing unemployment and medium and small companies failures, while high inflation and foreign exchange instability continued. Since September 2019 with the re-enactment of the foreign exchange controls, the official foreign exchange rate remained relatively stable. Since the presidential election in October 2019, the new administration has not yet adopted additional measures to control inflation other than the adoption of an agreement with the United Association of Supermarkets to the control of the price of 336 basic products in January 2020 and the draft bill regulating the offer and display of products in supermarkets, that has already been approved by the House of Representatives and as of the date of this annual report is pending of approval by the Senate.

Inflation rates could continue escalating, and there is uncertainty regarding the effects that the measures taken, or that may be taken, by the Argentine government to control inflation could have in the medium term. If inflation remains high or continues to increase, Argentina's economy may be negatively impacted and our results of operations could be materially affected.

In the past, the credibility of several Argentine economic indexes has been called into question.

The intervention of the Argentine government in the INDEC in 2007, the change in the way the inflation index was measured and the imposition of fines by the Fernández de Kirchner administration on private consultants reporting inflation rates higher than the INDEC’s resulted in a decrease in the confidence in Argentina's economic statistics.

In February 2014, the INDEC released a new inflation index, known as National Urban Consumer Price Index (Índice de Precios al Consumidor Nacional Urbano) that measured the prices of goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Even though the new methodology brought inflation statistics closer to those estimated by private sources, material differences between official inflation data and private estimates remained during 2015.

However, during December 2015 and January 2016, the Macri administration declared the national statistical system and the INDEC to be in a state of administrative emergency through December 31, 2016. Accordingly, the new head of the INDEC announced the temporary suspension of the publication of official data of prices, poverty, unemployment and gross domestic product ("GDP") until the completion of a full review of INDEC's policies. Shortly thereafter, the INDEC released an alternative CPI index based on data from the City of Buenos Aires and the Province of San Luis. The INDEC resumed its publication of the CPI in June 2016, after implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of those reforms. As a consequence of these reforms, on November 9, 2016, the IMF lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement with the IMF. Still, uncertainty remains as to whether official data and measurement procedures sufficiently reflect inflation in the country, and what effect these reforms will have on the Argentine economy. In March 2018, the Argentine government announced a draft bill to provide INDEC with total autonomy and to transform it into an entity that will facilitate greater statistical independence of the main macroeconomic indicators, which as of the date of this annual report has not yet been enacted.

As of the date of this annual report, the impact that these measures and any future measures taken by the Argentine government with respect to the INDEC will have on the Argentine economy and investors' perception of the country cannot be predicted.

The results of the negotiations on the restructuring of the International Monetary Fund’s three-year Stand-By Arrangement for Argentina could have an adverse effect on the Argentine economy in general and our business in particular.

In late May 2018, the Macri administration requested the IMF financial support to help strengthen the Argentine economy in light of the financial market turbulence suffered in early 2018. In June 2018, Argentina and the IMF reached an agreement on an economic plan that could be supported by IMF financing in the form of a Stand-By Arrangement for $50 billion, and on June 20, 2018, the IMF’s Executive Board approved such plan and the consequent three-year Stand-By Arrangement. On September 2018 the Argentine government negotiated an extension to the Stand-By Arrangement from $50 billion to $57.1 billion. As of December 2019, the IMF disbursed an aggregate of US$44.70 billion and as of the date of this annual report there were additional disbursements pending for a total of US$12.40 billion.

The purpose of the Stand-By Arrangement was to support the Argentine government’s economic priorities, which include strengthening the Argentine economy and protecting the living standards of the Argentine citizens. The Fernández administration announced that would not request the disbursements of the pending amounts under the Stand-By arrangement and is negotiating the extension of the repayment terms that mature in 2021 and 2022.

As of the date of this annual report, we cannot guarantee that the Argentine government and the IMF will reach an agreement on the restructuring of the Stand-By Arrangement, nor are we able to predict the future consequences for the Argentine economy in general or our business in particular if such agreement fails.

Argentina's ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing outside of Argentina.

Argentina's 2001 sovereign default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited Argentina's ability to access international financing. In 2005, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the restructuring of a significant portion of the defaulted bonds that were not exchanged in the 2005 restructuring, amounting to approximately 93% of the defaulted debt eligible for restructuring. However, holdout bondholders that declined to participate in the restructuring, filed lawsuits against Argentina in several countries, including the United States. Since late 2012, rulings from courts in the United States favored holdout bondholders.

In February 2016, the Macri´s administration entered into settlement agreements with holdout bondholders holding a significant portion of the defaulted bonds unchanged and has repaid the majority of the holdout creditors with the proceeds of a US$16.5 billion international offering of 3-year, 5-year, 10-year and 30-year bonds in April 2016. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina's settlement offer continues in several jurisdictions.

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

In January 2018, a new claim against the Argentine government was submitted by the fund “Draw Capital Partners” in New York in relation to certain interests due between 2014 and 2016. This claim has reopened discussions around Argentina’s foreign debt, despite the agreement reached by Macri’s administration to overcome the default.

Pursuant to a report issued by the Secretary of Finance of the Argentine government, as of December 2019, Argentina’s foreign debt amounted to US$311.25 billion, which represented 91.6% of Argentina’s GDP. In 2020, the Argentine government must make payments of about US$52 billion on sovereign debt in U.S. dollar and Argentine pesos, including about US$37 billion in foreign sovereign; and in 2021 the Argentine government must make payments of about US$37.1 billion on sovereign debt in U.S. dollars and Argentine pesos.

In addition, in January 26, 2020 the Province of Buenos Aires, the largest estate in Argentina, also had a maturity of provincial sovereign debt for US$277 million in principal amount and interests that, after the failure of the negotiations for an extension, canceled within the curing period in February 5, 2020. The Province of Buenos Aires has additional payments under its sovereign debt for US$110 million maturing in May 2020 and US$750 million maturing in June 2020. The Province will seek to restructure its sovereign debt in U.S. dollars simultaneously with the restructuring of the Argentine sovereign debt.

Because the Argentine government is facing maturities of sovereign debt in U.S. dollars and Argentine pesos for about US$11 billion during the first quarter of 2020 and US$26 billion during the second quarter of 2020, the Argentine Executive Power proposed a restructuring deadline of March 31, 2020. The sovereign debt maturing has collective action clauses pursuant to which the restructuring of their maturities requires the consent of holders holding at least 75% of the aggregate principal amount of each of the bonds. It has been reported the existence of holders’ committees holding blocking positions in some or all of the bonds to be restructured.

On February 13, 2020, US$1.6 billion of dual currency bonds issued by Argentina’s government matured. During February 2020, the Argentine government launched an offer to exchange the dual currency bonds with new peso-denominated bonds due in 2021, but only about 10% of the aggregate principal amount of the dual currency bonds was tendered. Following the failure of the exchange offer, the Argentine government sought to sell another peso-denominated bond, but ultimately terminated that plan. The Argentine government then issued Decree No. 141/2020, pursuant to which it postponed the payment of principal and suspended the accrual of interest under the dual currency bonds until September 30, 2020.

Due to these payment obligations and the lack of the Argentine government´s access to additional international or multilateral private financing, as of the date of this report, the country risk index published by JP Morgan amounted to 2094 basic points, which represents a high uncertainty on the ability of the Argentine government to make the payments due under its sovereign debt in the short and medium term.

On February 12, 2020, the Argentine Congress enacted the Law No. 27,544 for the Restoration of the Sustainability of the Public Debt issued under Foreign Law, which granted the Ministry of Economy the power to restructure the Argentine government external public debt.

If the Argentine government does not restructure the sovereign bonds with the required majority of holders (at least 75% in principal amount) Argentina may default on the sovereign debt again. In such event, Argentina's ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth, impair the ability of private sector entities to access the international capital markets or make the terms of such financing much less favorable that those accessible by companies in other countries in the region and may accelerate the depreciation of the Argentine peso, foster inflation and deepen the economic crisis and recession. In addition, Argentina may face again litigation from sovereign debt holdout holders.

Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or the results of our operations.

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

Argentina continues to face considerable economic uncertainty.

Due to the foreign exchange crisis in the second half of 2018, the Argentine government implemented a series of measures aiming to reduce the fiscal deficit drastically, including the suspension of public infrastructure works, the depreciation of the Argentine peso, the re-imposition of export duties, the request of a stand-by loan agreement with the IMF and the elimination of the Supportive Federal Fund (by which the Federal Government distributed 30% of the proceeds of the export duties on soybean and soybean products to the provinces and municipalities), among other things.

As a consequence of inflation since 2018, in August 2019, the Argentine government issued a decree eliminating the VAT on certain basic food products until December 31, 2019. However, the Argentine Supreme Court issued an injunction stating that the fiscal costs of the VAT reduction must be borne only by the federal government, and could not affect the co-share of the Provincial Estates. Elimination of the VAT on those products, however, was not extended beyond December 31, 2019. The Macri administration favored the financing of the fiscal deficit through the issuance of new debt in the international debt markets. The fiscal, monetary and currency adjustments undertaken by the Macri administration subdued growth in the short-term. Immediately after most of the foreign exchange controls were lifted on December 10, 2015, the dismantling of the multiple exchange regime resulted in the official Argentine peso exchange rate (available only for certain types of transactions) falling in value by 40.1%, as the Argentine peso-U.S. dollar exchange rate reached Argentine pesos 13.76 to US$1.00 on December 17, 2015. As of December 2016, the Argentine peso depreciated 22.15% and as of December 2017, the Argentine peso depreciated 18.45%. During 2018, the Argentine peso has depreciated 103.83% accumulating a total depreciation of 284.84% since December 16, 2015 (immediately after most of the foreign exchange controls were lifted and dismantling of the multiple exchange regimes). Between December 31, 2018 and April 30, 2019, the Argentine peso depreciated 16.4% against the U.S. dollar. For containing the escalade of the Argentine peso-U.S. dollar exchange rate, during 2018 the Central Bank sold more than US$14 billion, reducing the Central Bank reserves; and increased the Argentine peso interest rates to more than 70%, affecting the access to domestic financing. All the foregoing caused a deepening recession (the GDP decreased 6.2% in 2018 and 1.7% in 2019), increasing unemployment and medium and small companies failures, while high inflation and foreign exchange instability continued.

In addition, during 2018 the Argentine government used the issuance of local short term Treasury Bills to finance fiscal deficit and control the foreign exchange rate through the absorption of Argentine pesos, such as Letras del Tesoro (LETES), Letras del Tesoro Capitalizables (LECAP), Letras del Tesoro en Pesos Argentinos Ajustadas por el CER (LECER) y Letras del Tesoro Atadas al Tipo de Cambio (LELINK), raising the Argentine peso interest rates. In August 2019, by Decree No. 596/2019 the Argentine government restructured the maturity of the LETES, LECAP, LECER and LELINK without haircuts, pursuant to which the principal amount under such Treasury Bills held by institutional holders will be paid in installments pursuant to the following schedule: (i) 15% on the maturity date; (ii) 25% 90 calendar days from the maturity date; and (iii) 60% 180 calendar days from the maturity date. In December 2019, pursuant to Decree No. 49/2019, the Fernández administration extended the LETES´ maturity until August 2020.

After assuming office in December 2019, President Alberto Fernández announced that his administration would continue with the Central Bank’s zero currency issuance policy and increased taxes to finance the fiscal deficit. However, it is yet uncertain the effects that these measures will have in the fiscal deficit and on the economy in general.

In addition, the Argentine government faces maturities of sovereign debt for about US$90 billion in 2020 and 2021 in U.S. dollar and Argentine pesos, which must restructure. See “Argentina's ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing outside of Argentina.”.

If the Argentine government does not restructure the sovereign bonds Argentina may default on the soverign debt again, what may worsen the current economic conditions and provoke a general economic crisis, which could have an adverse effect on our financial condition and results of operations.

The Argentine government may order salary increases to be paid to employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. The Argentine government increased the minimum salary multiple times from 3,600 Argentine pesos in January 2014 to 16,875 Argentine pesos in October 2019. The INDEC published data regarding the evolution of salaries in the private and public sectors, reflects salary increases of approximately 26.7% and 25.26% in the private and public sectors, respectively, between January 2017 and December 2017; approximately 28.7% salary increases in both private and public sectors between January 2018 and November 2018; and 37.6% in both private and public sectors between January 2019 and October 2019.

Due to high levels of inflation and full employment in the high tech industry, we expect to raise salaries in line with the market. During the year ended December 31, 2018, labor unions agreed with employers´ associations on annual salary increases between 30% and 40%. In addition, on November 12, 2018, the Argentine government issued a decree imposing the payment of an extraordinary non-remuneratory bonus of Argentine pesos 5,000 to all workers in the private sector, payable in two installments in December 2018 and February 2019. On September 25, 2019, the Argentine government issued a decree imposing another payment of an extraordinary non-remuneratory bonus of 5,000 Argentine pesos to all workers in the private sector. Pursuant to Law No. 27,541, the Argentine government may apply mandatory salary increases to private entities. Through Decree No. 14/2020 issued on January 3, 2020, the Argentine Executive Power approved a mandatory salary increase for the private sector employees of 3,000 Argentine pesos in January 2020 and additional 1,000 Argentine pesos in February 2020.

In addition, on December 28, 2017, the Argentine Congress passed Argentine Law No. 27,426 granting employees the option to maintain their employment status until the age of 70, though employees may choose to retire earlier at the age of 65 for male employees or 60 for female employees.

If future salary increases in the Argentine peso exceed the pace of the devaluation of the Argentine peso, such salary increases could have a material and adverse effect on our expenses and business, results of operations and financial condition and, thus, on the trading prices for our common shares.

Argentine exchange controls and restrictions have been reinstated in Argentina limiting the access to the FX Market and impairing the availability of foreign investments and international credit and access to capital markets, which could have a material adverse effect on our financial condition and business.

Due to the foreign exchange crisis generated in August 2019 and the continued reduction of the Argentine Central Bank’s foreign currency reserves, since September 1, 2019 the Argentine government reimposed rigid exchange controls and transfer restrictions, substantially limiting the ability of legal entities to obtain foreign currency or make certain payments or distributions out of Argentina. See "Information on the Company - Business Overview - Foreign Exchange Controls".

In response to the re-imposition of the foreign exchange restrictions, an unofficial U.S. dollar trading market developed in which the Argentine peso-U.S. dollar exchange rate differed substantially from the official Argentine peso-U.S. dollar exchange rate. In addition, access to foreign currency and its transfer out of Argentina can also be obtained through capital markets transactions called Blue-Chip Swaps, subject to certain restrictions, which also is significantly more expensive than acquiring foreign exchange through the FX Market.

In the past, the Argentine government also imposed informal restrictions, such as limitations on the ability of certain local companies and individuals to purchase foreign currency. Informal restrictions may consist in de facto measures restricting local residents and companies from purchasing foreign currency through the FX Market to make payments out of Argentina, such as prepayments under foreign debt, dividend distributions, capital reductions, and payment for importation of goods and services.

These measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could adversely affect our business and results of operations.

Blue-chip swap transactions increase our exposure to fluctuations in the value of the Argentine peso, which, in turn, could have an adverse effect on our operations and the market price of our common shares.

During the years ended December 31, 2019, 2015 and 2014, our Argentine subsidiaries, used cash received from repayments of intercompany loans and capital contributions to acquire Argentine sovereign bonds, including Bonos del Gobierno Nacional en Dólares Estadounidenses ("BODEN") and Bonos Argentinos ("BONAR"), in the U.S. market denominated in U.S. dollars.

After acquiring these bonds and after holding them for a certain period of time, our Argentine subsidiaries sold those bonds in the Argentine market. The fair values of the bonds in the Argentine market (in Argentine pesos) during the years ended December 31, 2019, 2015 and 2014 were higher than their quoted prices in the U.S. market (in U.S dollars) converted at the official exchange rate prevailing in Argentina (which is the rate used to convert these transactions in foreign currency into our Argentine subsidiaries' functional currency), we recognized a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

If we decide to engage in blue-chip swap transactions in the future, we cannot assure you that the quoted price of BODEN and/or BONAR in Argentine pesos in the Argentine markets will be higher than the quoted price in the U.S. debt markets in U.S. dollars converted at the official exchange rate prevailing in Argentina or that the Argentine government will not make any legislative, judicial, or administrative changes or interpretations, any of which could impair our Argentine subsidiaries to pursue such transactions, and have a material adverse effect on our business, results of operations and financial condition.

Foreign exchange restrictions have impaired our ability to receive dividends and distributions from our Argentine subsidiaries, receive the proceeds of any sale of our assets in Argentina and receive certain payments to us or other of our subsidiaries out of Argentina through the FX market.

Since September 1, 2019 the Argentine government reimposed rigid exchange controls and transfer restrictions, substantially limiting the ability of legal entities to obtain foreign currency or make certain payments or distributions abroad. Among others, the foreign exchange restrictions require the prior authorization of the Argentine Central Bank for the access to the FX Market for purposes of acquiring foreign currency for portfolio purposes by legal entities and making dividend distributions (except in certain limited circumstances and amounts). See "Information on the Company - Business Overview - Foreign Exchange Controls".

Pursuant to the new foreign exchange regulations, our Argentine subsidiaries have access to the FX Market to make payments of dividends or other distributions of earnings out of Argentina from January 17, 2020 without the prior authorization of the Argentine Central Bank up to an amount equal to 30% of the value of all new capital contributions of foreign direct investments made to our Argentine subsidiaries since such date to the extent that the proceeds of those capital contributions have been repatriated into Argentina and converted into Argentine pesos through the FX Market and they have been capitalized and the registration of such capitalization has been requested before the Public Registry of Commerce. The access to the FX Market for the payment of dividends in excess of the amounts described above or not complying with those requirements are subject to the prior authorization of the Argentine Central Bank.

The new foreign exchange regulations have also restricted the ability of our Argentine subsidiaries to access the FX Market to acquire foreign currency without the prior authorization of the Argentine Central Bank for portfolio purposes and the ability of foreign residents to access the FX Market to acquire foreign currency for any purpose, including for example for the conversion and transfer out of Argentina of the proceeds of the sale of assets received by the foreign resident in Argentina.

In addition, the new foreign exchange regulations require the prior authorization of the Argentine Central Bank for making any payments of services to foreign related entities except for expenses payable for their normal operation.

Additionally, the access to foreign currency and its transfer abroad can also be obtained through capital markets transactions called Blue-Chip Swaps subject to certain restrictions, which, however are significantly more expensive than acquiring foreign exchange through the FX Market.

The domestic revenues of our Argentine subsidiaries (excluding intercompany revenues to other Globant subsidiaries, which are eliminated in consolidation) were $30.9 in 2019, $23.8 million in 2018 and $13.3 million in 2017, representing 4.7%, 4.6%, and 3.2% of our annual consolidated revenues, respectively.

Our Argentine subsidiaries are impaired in their ability to make dividends distributions and payments of services to the Company or other Globant foreign subsidiaries through the FX Market and we and other Globant foreign subsidiaries are also impaired from accessing the FX Market to transfer out of Argentina any monies collected in such jurisdiction; or the making of such payments and transfers would be subject to substantial additional costs which, in either case, could adversely affect our business and results of operations.

Foreign exchange restrictions have reimposed the mandatory repatriation of export services receivables.

Since September 1, 2019 the Argentine government reimposed the mandatory repatriation into Argentina and the conversion into Argentine pesos through the FX Market of the receivables for export services within 5 consecutive days computed from the date they are received. See "Information on the Company - Business Overview - Foreign Exchange Controls".

The re-imposition of the repatriation of export services receivables and the additional restrictions imposed on the access to the FX Market (See “Foreign exchange restrictions have impaired our ability to receive dividends and distributions from our Argentine subsidiaries, receive the proceeds of any sale of our assets in Argentina and receive certain payments to us or other of our subsidiaries out of Argentina through the FX market.”), could have a material adverse effect on our business, results of operations and financial condition.

Our operating cash flows may be adversely affected if there is a delay in obtaining reimbursement of value-added tax credits from AFIP.

During the years ended December 31, 2019, our Argentine operating subsidiary IAFH Global S.A. recognized an aggregate of $0.6 million in value-added tax credits. These tax credits may be monetized by way of cash reimbursement from AFIP. Obtaining this cash reimbursement requires submission of a written request to AFIP, which is subject to its approval. In the event that AFIP delays its approval of the request for reimbursement of these value-added tax credits, our ability to monetize the value of those credits would be delayed, which could adversely affect our cash flows.

The imposition of duties on export services could adversely affect our results of operations.

On December 4, 2018, Argentina approved the budget bill for year 2019 through Law 27,467, which amended the Customs Code to allow for duties to be applied to the exportation of services (and not only goods). In addition, the Argentine Executive Power was allowed to impose export duties of up to 30% until December 31, 2020. However, in case of services and goods that were not subject to export duties before September 2, 2018, the maximum rate is 12%. On January 2, 2019, the Argentine Executive Power issued Decree No. 1201/2018, which established an export duty on export of services at a rate of 12% with a maximum limit of Argentine pesos (ARS) 4 per each U.S. dollar of the amount arising from the invoice or equivalent document.

On December 28, 2019, Decree 99/2019 was published in the Official Gazette to extend the application of duties on export of services until December 31, 2021 with a rate of 5% without limit. The new rate is in force from January 1, 2020.

A service is deemed “exported” when it is rendered in Argentina but it is effectively used or exploited off shore. Such utilization or exploitation is effective upon the first utilization or act of disposal of the service by the recipient even when, if appropriate, the latter intends such service for consumption.

If additional increases of the current rates for export duties were imposed on the export of services, the results of our operations could be adversely affected.

Changes in Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows.

In 2012, the Argentine government terminated its treaties with Spain for the avoidance of double taxation. As a result, the exemption from personal assets tax that was available pursuant to such treaty for equity interests in local companies owned by Spanish residents no longer applies. The new double taxation treaty with Spain, which was adopted on December 23, 2013 and applied retroactively from January 1, 2013, does not include a similar exemption. Under the new treaty, and subject to the conditions set forth therein, the tax applicable on dividends distributed by our Argentine subsidiaries to our Spanish subsidiaries is limited to 10% of the gross amount of dividends distributed, and income tax withholding on financial interest is limited to 12%.

On December 29, 2017, the Argentine government enacted Law No. 27,430, which reduced the corporate income tax rate from 35% to 30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after January 1, 2020. Additionally, the distribution of dividends is subject to a 7% tax rate related to financial results from fiscal years beginning on or after January 1, 2018 and 13% tax rate for the distribution of dividends related to financial results from fiscal years beginning on or after January 1, 2020.

On December 23, 2019, the Argentine Government enacted the Ley de Solidaridad Social y Reactivación Productiva No. 27,541 (the "Law on Social Solidarity and Productive Reactivation " or the "Social Solidarity Law") which declared a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and also delegated legislative powers to the National Executive Power, until December 31, 2020. According to the Social Solidarity Law, the corporate income and dividend tax rates for tax years commencing on or after January 1, 2020 through December 31, 2020 are 30% and 7%, respectively. Consequently, the effectiveness of the 25% and 13% tax rates have been delayed until tax years commencing after December 31, 2020.

The Social Solidarity Law also introduced amendments to the income tax, personal assets tax, excise tax on certain goods, tax on debits and credits in local bank accounts and social security rules. It also established a new tax on certain purchases of foreign currency, a new tax debt settlement plan for certain taxpayers, and established new rates on exports of goods and services.

Argentine companies are required to pay the personal assets tax corresponding to Argentine resident individuals, foreign individuals and foreign entities for holding equity interests in such companies as of December 31 of each year. The applicable tax rate until 2018 was 0.25% and the tax is levied on the equity stated in the latest financial statements.

Under the Social Solidarity Law, the tax rate applicable to shares or participations in the capital of companies governed by the Argentine General Companies Law was increased from 0.25% to 0.50% of the pro-rata equity value.

We cannot assure that the Argentine government or any of its political divisions will not adopt additional changes and reforms in tax matters, nor that these reforms and those that may be adopted in the future will not adversely affect our business, results of operations or financial condition.

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

Colombia has suffered from periods of criminal violence over the past four decades, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia) (“FARC”), paramilitary groups and drug cartels and criminal bands known as Bacrim. In regions of the country with limited governmental presence, these groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces by creating specialized units. The Colombian government and the FARC signed a peace agreement on September 26, 2016, which was amended by the Colombian Congress on November 30, 2016 and is currently being implemented after four years of negotiation. As a result, during the transition process, Colombia may experience internal security issues, and drug-related crime and guerilla, and paramilitary activities, which may have a negative impact on the Colombian economy. In addition, the peace agreement reached with the FARC may be modified by current or future governments, including President Duque’s administration. Although the Colombian Congress has approved certain regulations implementing the final peace agreement, including laws governing the Special Peace Justice System (Jurisdicción Especial para la Paz), laws enacted by the Colombia Congress in this regard may differ from the provisions of the peace agreement. If there are deviations from the peace agreement, there can be no assurance that criminal actions will not escalate in Colombia.

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

Despite efforts by the Colombian government, drug-related crime, guerrilla paramilitary activity and criminal bands continue to exist in Colombia, and allegations have surfaced regarding members of the Colombian congress and other government officials having ties to guerilla and paramilitary groups. Although the Colombian government and the National Liberation Army (“ELN”) have been in talks since February 2017 to end a five-decade war, the Colombian government has suspended the negotiations after a series of rebel attacks and, in 2019, a minority group of dissidents of the peace process with FARC announced their return to illegal activities. Any possible escalation in the violence associated with this terrorist attack and/or these activities may have a negative impact on the Colombian economy. Our business or financial condition could be adversely effected by the rapidly changing economic or social conditions related to such circumstances, including the Colombian government's ability to implement the peace agreement with the FARC. Such changes could include the passing of legislation that could increase our tax burden and impact the overall Colombian economy.

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

Any additional taxes resulting from changes to tax regulations or the interpretation thereof could adversely affect our consolidated results.

Colombia underwent tax reforms in 2019, 2018, 2016 and 2014.In October 2019, the Colombian Constitutional Cort held that the 2018 tax reform enacted by the Colombian Congress was unconstitutional because of procedural flaws in Congress’s approval process. The 2018 tax reform governed the 2019 taxable year but ceased as of January 1, 2020. Nonetheless, the tax rules introduced by the 2018 tax reform (and repealed by the Constitutional Court) were reinstated by Congress in a new 2019 tax reform.

The 2019 tax reform was published and approved on December 27, 2019 and is intended to replicate the provisions that were introduced by the 2018 tax reform, with some minor modifications. As a result, income tax withholding rates resulting from payments made to foreign entities remains at a general rate of 20%, except for foreign indebtedness exceeding one year, where the applicable income tax withholding remains at 15%. Dividends paid to foreign shareholders (individuals or corporations) paid out of profits that were subject to corporate income tax became subject to a withholding tax of 10% (resulting in an increase of 2.5% from 7.5% introduced by the 2018 tax reform) and dividends paid out of profits that were not subject to corporate income tax became subject to a withholding tax of 32% for 2020, with a progressive reduction of the tax rate by 1% for each upcoming year, until 2020 (in which year the tax rate is stabilized in 30%) plus the foregoing 10%, which applies to the balance after the withholding is applied.

The 2019 tax reform introduced a new equity tax applicable to: (i) Colombian resident individuals (ii) non-resident individuals on their Colombian assets, (iii) non-distributed inheritance of non-residents and (iv) foreign non-resident entities owning assets in Colombia different from shares, account receivables and portfolio investments; whose net equity in Colombia as of January 1, 2020 is COP $5,000 million or higher. The equity tax would be triggered in January 1, 2020, and 2021 at rate of 1%.

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

As of February 13, 2020, our directors and executive officers, entities affiliated with them and greater than 5% shareholders, beneficially own an aggregate of approximately 25.22% of our outstanding common shares, of which 0.76% represents common shares subject to options that currently are exercisable or will be exercisable within 60 days of February 13, 2020 as well as common shares issuable upon settlement of restricted stock units that have vested or will vest within 60 days of February 13, 2020 . As a result, these shareholders may exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, and may have significant influence over our management and policies. This concentration of influence could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders. For example, our officers, directors and principal shareholders could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our common shares because investors often perceive disadvantages in owning shares in companies with principal shareholders.

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure, and other requirements applicable to public companies in the United States.

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure; these include but are not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new SEC regulations and NYSE listing guidelines that result out of the NYSE listing. These laws, regulations and guidelines may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, our efforts to comply with certain sections of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") and the related regulations regarding required assessment of internal controls over financial reporting and our external auditor's audit of that assessment requires the commitment of significant financial and managerial resources. Testing and maintaining internal controls can divert our management's attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

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

Since our inception, we have benefited from strong organic growth and have built a blue chip client base comprised of leading global companies. Over that same period, we have expanded our network of locations from one to 56. In addition, we have garnered several awards and recognition from organizations such as Endeavor, the IDC MarketScape, Global Services, the International Association of Outsourcing Professionals, and Fast Company, and we have been the subject of business-school case studies on entrepreneurship at the Massachusetts Institute of Technology, Harvard University and Stanford University in conjunction with the World Economic Forum.

In 2006, we started working with Google. We were chosen due to our cultural affinity and innovation. While our growth has primarily been organic, since 2008 we have made eighteen complementary acquisitions. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America.

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

During 2016, we introduced a new model that intends to reshape our go-to-market strategy to scale our company in the coming years, called 50 Squared. The main goal of this new approach is to focus our team in the top 50 high potential accounts that have the capacity to grow exponentially over time. To do so, we appointed our most senior people from Sales, Technology and Operations to lead these teams and take our company to the next level. This account focus has become the most important pillar of our go-to-market strategy and every account within Globant now has the goal to become part of this program.

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

In February 2019, we closed the acquisition of Avanxo (Bermuda) Limited ("Avanxo"), a cloud consulting and implementation company headquartered in Bermuda, with operations in Brazil, Mexico, Colombia, Peru, Argentina and the United States. The purpose of this acquisition was to expand our cloud implementation solutions and bring Globant's native digital culture to corporate process optimization.

In August 2019, we acquired Belatrix Global Corporation S.A., a leading agile product development company with presence in Peru, Colombia, Spain, the United States and Argentina. Their customer portfolio reinforces our 50-squared approach, delivering strategic digital transformation to some of the largest organizations worldwide and it also strengthens our broad expertise in industries like finance, payment, insurance, health care and retail.

In September 2019, the Business Hacking Studio was launched. This Studio seeks non-traditional ways to optimize business value based on metrics of success, improving cost efficiency and uncovering new revenue streams. Business Hacking brings a new approach to Globant and is expected to represent a fundamental part of our service offering.

In November 2019, we signed an asset purchase agreement to acquire the business of BI Live, a company focused on implementing Business Intelligence solutions using SAP technologies, accelerating innovation through three main areas: Making SAP ease to consume, unleashing the value of SAP data and enabling Cloud ready SAP systems.

Corporate Information

Our principal executive office is located at 37A Avenue J.F. Kennedy L-1855, Luxembourg and our telephone number is + 352 20 30 15 96. We maintain a website at http://www.globant.com. Our website and the information accessible through it are not incorporated into this annual report.

B. Business overview

Overview

We are a disruptor in the professional services arena. We leverage the latest technologies and methodologies in the digital and cognitive space to help organizations transform in every aspect. We create software products that emotionally connect our customers with millions of consumers and employees, and we work with them to improve their efficiency. Our principal operating subsidiaries are located in Argentina, Mexico, Colombia and India. For the year ended December 31, 2019, 75.3% of our revenues were generated by clients in North America, 16.9% in Latin America, 0.7% in Asia and 7.1% in Europe, including many leading global companies.

Digital and cognitive transformations require completely different approaches than traditional IT projects. These transformations represent the reinvention and evolution of professional services organizations. Through Artificial Intelligence, we are refining the digital transformation process by focusing on a new approach to generating real business impact. We base our growth and differentiation around a podular and autonomous company structure that supports innovation. Moreover, technology savvy teams, entrepreneurship and agility drive efficiency to our customers throughout digital and cognitive evolution. We differentiate ourselves from our competitors as follows:

•	We are a pure play in the digital and cognitive fields

•	We have global presence with delivery centers in North America, Latin America, Europe and Asia.

•	We offer deep knowledge of the latest trends and technologies.

Our Globers are our most valuable asset. As of December 31, 2019, we had 11,855 Globers and 56 locations across 37 cities in Latin America, Asia, Europe and North America, throughout 16 countries, supported by six client management locations in the United States, and one client management location in each of United Kingdom, France, Colombia, Uruguay, Argentina and Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across the world provide us with the ability to attract and retain well-educated and talented professionals. We are culturally similar to our clients and we function in multiple time zones. We believe that these characteristics have helped us build solid relationships with our clients in the United States, Latin America and Europe and facilitate a high degree of client collaboration.

Our clients include companies such as Google, Electronic Arts, Southwest Airlines Co. and Walt Disney Parks and Resorts Online, each of which was among our top ten clients in the year ended December 31, 2019. 85.9% of our revenues for the year ending December 31, 2019 came from existing clients who used our services in the prior year. We believe our success in building our attractive client base in the most sophisticated and competitive markets for IT services demonstrates the superior value proposition of our offering and the quality of our execution as well as our culture of innovation and entrepreneurial spirit.

Our revenues increased from $413.4 million for 2017 to $659.3 million for 2019, representing a Compound Annual Growth Rate ("CAGR") of 26.3% over the two-year period. Our revenues for 2019 increased by 26.2% to $659.3 million, from $522.3 million for 2018. Our net income for 2019 was $54.0 million, compared to a net income of $51.6 million for 2018. The $2.4 million increase in net income from 2018 to 2019 was primarily driven by strong revenue growth. In 2017, 2018 and 2019, we made several acquisitions to enhance our strategic capabilities, none of which contributed a material amount to our revenues in the year the acquisition was made. See "Information on the Company — History and Development of the Company."

Our Industry

We are experiencing an amazing moment for technology. In which we have two massive and disruptive technological revolutions occurring simultaneously. The digital and the cognitive revolutions are affecting how companies connect with consumers and employees as well as providing opportunities to make huge gains in efficiency.

Today's users move fast and are keen to interact with their digital ecosystem anywhere and anytime, in a painless, fast, relevant, smart and restriction-free way. They demand personalized, seamless and frictionless experiences that will simplify their lives. We are also facing an abundance of demand for more intelligent and human-like behavior and technology on the market. These revolutions are leveraging new technologies that did not exist or were not mature enough until a few years ago, such as AI, UX, Internet of Things, Mobile, Cloud Computing and virtual reality "VR".

According to IDC, it is expected that by 2022, more than 60% of global GDP may be digitized, with growth in every industry driven by digitally enhanced offerings, operations, and relationships and, from 2019 through 2022, almost $7 trillion will be spent on information technology. We are a pure play in the digital space.

Technologies that support this new digital and cognitive era are also experiencing increased demand:

•	According to Tractica, artificial intelligence revenue is expected to grow at a 60% CAGR by 2025.

•	According to Mordor Intelligence, the virtual reality market is expected to reach $80 billion to $90 billion by 2023.

•	According to Digi-Capital, mobile augmented reality is expected to drive a $108 billion VR/AR market by 2021.

Tech Trends

•	Immersive Reality - Interactive simulation dimension is well-advanced in gaming, media & entertainment, retail, therapies, and training, and companies are experimenting with creating engaging experiences with intuitive interactions. They are using laser-based volumetric displays of holographic images, along with sensors and cameras. It is expected that immersive reality will eventually give way to screenless interactions. TechCrunch estimates that the immersive technology sector will represent $108 billion in 2021.

•	Smarter Assistance - Technologies like natural language programming, natural language generation, computer vision, and invisible computing are individually enabling businesses and their customers to complete tasks by voice interactions and movement recognition. With speech and image recognition, chatbots, and invisible machine learning operate in unison, as part of a smart assistance ecosystem designed to seamlessly assist users in their daily lives. The market size of voice assistant applications is expected to grow from $1.3 billion in 2019 to $5.2 billion by 2024, at a 31.9% CAGR during that period, according to a report by MarketsandMarkets.

•	Context-Aware Computing - Context-aware computing is the use of artificial intelligence to create systems that work in customized ways based on the context of user activities. With volumes of diverse and low-level data available through device interactions, context-aware computing considers communications and situations in order to respond accordingly. The context-aware computing market is expected to reach a value of $158 billion by 2024, at a30.0% CAGR over 2019-2024, according to a report by MarketWatch.

•	Self-Adaptive Security - Self-adaptive security is a dynamic system that is intelligent and intuitive in its approach to combat cyber attacks. The platform works on machine learning powered security information and event management technologies, backed by prescriptive analytics. The adaptive security market was valued at $4.78 billion and anticipates to grow at a 15% CAGR between 2019 and 2024, according to a report by Research and Markets.

•	Blockchain - Blockchain solutions have been embraced across various industries over the past few years. Blockchain’s sophistication is expected to dramatically improve how organizations operate digitally, and major players are building their future web services with blockchain. In 2019, we expect that, companies will focus on pushing forward blockchain investments and driving returns on such investments. The global blockchain market size was valued at $1.6 billion in 2018 and is expected to grow at a CAGR of 69.4% from 2019 to 2025, according to a report by MarketsandMarkets.

•	Quantum Computing - Quantum computing is the use of computing of quantum-mechanical phenomena such as superposition and entanglement to perform computation. A quantum computer is used to perform such computation, which can be implemented theoretically or physically. By the end of 2025, more than $23 billion in revenue is anticipated to be realized through the adoption of quantum computing across the globe. During this decade forecasted period, the global market for quantum computing is expected to expand exponentially at a stellar CAGR of 30.9%, according to Persistence Market Research.

•	5G - It is critical that data transfer capabilities keep pace with computing capabilities. 5G is the latest generation of cellular mobile communications. We expect that 5G will ensure the connectivity and transfer of data seamlessly and speedily for machine-to-machine communication (IoT grid and analytical/AI platform) and provide scaling possibilities in the mobile network. According to a report from MarketsandMarkets, the 5G infrastructure market is expected to be worth $2.86 billion by 2020 and $33.72 billion by 2026, growing at a CAGR of 50.9%.

•	Cloud Technologies - With a surge in collected data and the need to power AI and machine learning ("ML") processes, cloud computing is the preferred method for organizations to digitize their business completely. Companies are leveraging cloud technologies to transform their internal IT departments and build a business-ready IT that is able to streamline development lifecycle and reduce time to market, as well as transform organizational culture by disbanding silos. In the future, we expect cloud computing to serve as a software building platform rather than only server provisioning. Enterprises seeking to bring digital transformation into their internal applications without replacing them will refactor their core applications using cloud native technologies like containers. Others will be bolder and seek core SaaS based multi-cloud technologies with new developing tools, integration and deployment options. According to Forrester, nearly 60% of North American enterprises today rely on public cloud platforms.

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

For many companies, however, it becomes difficult to build a digitally-native culture from scratch or change the status quo of existing IT departments. It is hard to be successful using old practices to create innovative technology products. As Forrester points out, "Transformation starts with developing the right set of strategy choices and the ability to help shape digital thinking and a digital culture that supports continuous innovation. It is cemented through effective change management." Many of these companies are relying on partners to spearhead their transformation efforts.

Our Differentiators

We dream of making the world a better place, one step at a time. We thrive by transforming organizations to be ready for a digital and cognitive future, providing world-class opportunities for talent around the globe. We are contributing to the advancement of our industry as we build a sustainable company, committed to diversity and non-environmental impact. These are our three key differentiators:

1. We are one of the first players to deliver engineering, innovation and design, at scale

We create software products that emotionally connect our customers with millions of consumers and employees, and we work with our customers to improve their efficiency. This requires the right blend of engineering, design and innovation, and we are one of the first players to deliver that at scale.

We accomplish this through our Studios, deep pockets of expertise on the latest technologies and trends. Our Studio model fosters creativity and innovation while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies. This approach focuses first on technology and second on Industry depth. Studios deliver insights from different industries to create disruptive solutions.

2. We are built around a podular structure

We have organized our teams through an Agile Pod model. Driven by a culture of self-regulated teamwork, each team—or Pod—works directly with our customers with a full maturity path that evolves as they increase speed, quality and autonomy.

As opposed to the traditional IT services structures, Globant’s podular model eliminates the need for command and control methods and provides teams with full independence in customer interaction.

3. We use artificial intelligence ("AI") for everything

As the digital and cognitive revolutions change the landscape of our industry, it is crucial to rethink how organizations must adapt and evolve. We have launched the “Augmented Globant” initiative to embrace the power of artificial intelligence to augment Globant's capabilities and contribute to the advancement of the technology industry.

Our Augmented Globant initiative is designed to augment talent and capacity, in order to build an AI-driven industry-leading company.

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

Stay Relevant

To fully implement a digital and cognitive transformation, we also help our customers stay relevant within their industries and audiences by providing helpful information and initiatives to understand the users’ environment, competitors and behavior. With research, Subject Matter Experts gatherings, webinars, workshops and conferences, our thought leaders offer valuable insights to help organizations create valuable and emotional experiences for the audience.

Augmented Globant

We launched Augmented Globant to embrace the power of artificial intelligence, augment our capabilities and improve the software development industry.

Our vision is to transform the industry by augmenting talent and capacity, building an AI-driven industry-leading company.

Our current initiatives include:

•      Augmented Coding – We are enhancing the coding experience to augment engineers’ capacity. With Augmented Coding, our collaborators can find code within a project repository. It accelerates ramp-up times and improves quality on delivery.

•      Augmented Culture – The StarMeUp Operating System ("StarMeUp OS" or "SMU OS") is a system that helps us understand the human element within an organization. We can discover cultural leaders, influencers, trend generators and even disengaged teams. It helps us detect and retain talent, promote integration and foster the company’s growth. We are using AI to uncover cultural insights.

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

In our view, it is critical that each and every one of our Globers be an innovator. In addition to offering a flexible and collaborative work environment, we also actively seek to build the capabilities required to sustain innovation through several ongoing processes and initiatives including: design thinking workshops (internally and with customers), Think Big Sessions (open technology talks) and Globant Labs (a space where Globers can ideate and develop their own projects).

Be kind

Our Sustainability Plan has evolved to our Be Kind initiative. We strive to make the world a better place by transforming organizations and people’s lives. Be Kind is a call to action to transform ourselves through kindness. We want to put our mark on the world, so we need to continue making every effort to make this come true.We believe that our innovative approach to transform organizations, our healthy performance, our global talent, and our unique culture are the main pillars which allow us to dream bigger and to believe that this purpose is feasible.

We seek to sustainably develop our company in the long term, integrating it with the community and the planet. To do so, we focus on approaching the community providing them world-class opportunities for talent around the globe, with a diverse and inclusive perspective, and taking into consideration the future generations, reducing any environmental impact we may have.

Our Be Kind initiative focus on three main pillars:

1.	Be kind to peers: by promoting diversity, gender equality and connecting IT opportunities with underprivileged people around the globe. We are convinced that there is no innovation without diversity, and there is no improvement without plurality. Some of the plans we have:

•	Equal-employment opportunities - We strongly support equal employment opportunities for all applicants regardless of race, color, religion, sex, gender identity, pregnancy, national origin, ancestry, citizenship, age, marital status, physical or mental disability, sexual orientation, genetic information, or any other characteristic.

•	Women That Build - We always look for opportunities to empower women in the IT industry and in leadership positions, as part of our culture. We support these efforts with our Women That Build campaign. This includes a series of internal and external initiatives that promote the inclusion and professional growth of women in our industry.

•	Code your Future - Today the technology industry generates millions of job opportunities, even faster than the education system provides trained personnel. This generates not only an unprecedented opportunity but also a big training gap worldwide. We aim to reduce this training gap through education opportunities for our region’s young talent. We invest in several initiatives today that can reach many more people, with the potential to transform their future in the very short term.

•	B.I.G. (Back in the Game) - BIG is an initiative that aims to empower experienced technologists who are currently on a career break and looking to relaunch their technological expedition.

•	Inclusion programs - We support inclusion programs to help people in a vulnerable situation providing them new opportunities. We combine several programs which include skill-training scholarships and other activities to promote IT related studies. In doing so, we are facilitating the expansion of knowledge and the access to employment in a vibrant market of job opportunities.

2.	Be kind to humanity: by working with our customers to create accessible software for everyone.

3.	Be kind to the planet: by reducing and compensating the impact of our actions in the environment.

We want to promote a culture of environmental care. In our view, the best way to do this is leading by example. We have a plan to progressively adopt renewable energy for our company. We are also working to reduce our scope 3 emissions through several initiatives. Our goal is to achieve sustainable growth, and we encourage our ecosystem to join us in this mission.

Entrepreneurship

Globant was created as a start up. It was built by entrepreneurs and, over the years, many Globers have made a difference by creating and dreaming big with us. Entrepreneurship is the inner force that moves us, and we encourage Globers to dream and create meaningful and rewarding experiences for our customers.

During 2018, we created Globant Ventures, which is our own accelerator for tech startups in Argentina. The objective of Globant Ventures is to promote the emergence of new entrepreneurs involved cutting-edge areas of technology, such as Artificial Intelligence among other emerging trends.

Career growth

Globers who are eager to grow, learn something new, and discover other possibilities have a vast number of opportunities available to explore at Globant. We want to empower them to take ownership over their career, and make the most out of these five professional development dimensions:

•	Technology - Our more than 20 Studios consolidate experience in more than 100 emerging technologies and practices where Globers can learn, develop, specialize and stay relevant. We have numerous trainings and development opportunities that allow them to grow professionally.

•	Clients - We have a portfolio of leading global brands to work with and for Globers to specialize in their career.

•	Industries - We work with leading companies from different industries, such as media, health care, finance, travel, gaming and e-learning. This enables Globers to benefit from an in-depth look into many industries and gives them the opportunity to specialize in one.

•	Specialty - Globers can reinvent their career, their role or position. They can develop their career growing within their current path by gaining seniority or moving internally into other roles in different areas of expertise.

•	Geocultural diversity - We encourage Globers to work wherever they want and embrace cultural exchanges. Our Globers can work on projects with people from diverse cultures and have the possibility to live an international experience. We have open positions and relocation opportunities in all of our offices.

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

A key element of our strategy is to expand our delivery footprint, including increasing the number of employees that are deployed onsite at our clients or near client locations. In particular, we intend to focus our recruitment efforts on the United States. We will continue to focus on expanding our global delivery footprint to gain access to additional pools of talent to effectively meet the demands of our clients and to increase the number of Globers that are deployed onsite at our clients or near client locations.

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

Our Studios deliver solutions for the different kinds of projects, cross-pollinating insights from different industries to create disruptive ideas. Our expertise can connect with consumers and employees, even when redefining an internal process. This approach is essential to help our customers challenge the status quo and transform their organizations.

Business Hacking: Non-traditional ways to create new business value

Digitalization and high consumer expectations are radically changing the way we interact with each other, and organizations who know how to manage these trends will be successful. Our business hacking framework is designed to make transformations tangible, measurable and in order to find new ways to optimize culture and business impact.

The portfolio of services we provide through the Studio includes:

•	Transformational programs - We strive to create sustainable transformations by focusing on those from behavior to technology, while positively impacting business metrics. Transformations needs to be tangible, measurable and sustainable in order to find new ways to optimize culture and business impact.

•	ROI and Cost Efficiency - Visible impact metrics help to make a transformation tangible and sustainable. Organizations make decisions about how to invest efforts and energy to transform key aspects of their business impact based on these metrics.

•	New Revenue Streams - We seek to identify new revenue streams for our clients by analyzing data and consumer behavior within the context of a sustainable transformational program. Creating business impact through collaboration, experimentation, knowledge sharing and human centricity enhaces our solution.

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

Stay Relevant: Bringing insights to create the right strategy.

The Stay Relevant Studio's mission is to provide valuable information to help organizations remain at the forefront of users' expectations, delivering insights to enable them to build exceptional journeys and experiences, and to foster emotional connections with audiences (See "Item 4.B - Business Overview - Stay Relevant" for more information about this studio).

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

The portfolio of services we provide through our Agile Delivery Studio includes:

•	Delivery Management - We deliver high value solutions by steering teams into a continuous improvement approach to product development. We set clear and common goals to achieve outstanding results within budgets, with scalable and sustainable operations.

•	Agile Consultancy - We educate, mentor and enable organizations to capitalize on the principles and competencies found in paradigms such as Agile, Systems Thinking, Lean and others. We support the transition and journey until it reaches a point of self-sustainability.

•	Management Consulting - We provide consulting services related to processes, quality and performance indicators. We provide visibility for effective decision making process and PMO Development service for our clients. Our design process is intended to contribute to operational goals.

Product Acceleration: Delivering best-in-class digital products

Our Product Acceleration Studio utilizes modern product management techniques to ensure products solve the right problems, meet user expectations, and achieve business value.

The portfolio of services we provide through our Product Acceleration Studio includes:

•	Product Strategy - We focus on market research, business model definition to help companies identify customer acquisition strategies and products in order to close the gap between corporate strategy and identified problems. Product Managers help companies discover core user problems, define effective solutions, implement product development practices, establish product organizations, evolve product governance, and define go-to-market strategies.

•	Product Delivery - Fully engaged product owners who are able to collaborate with stakeholders, customers, and development team to set vision, experience, and outcome objectives. Through iterative wins, we develop continuously focused product solutions that are driven by priority value.

•	Product Coaching - Product management coaches help companies establish people-centric product development practices, including skills training, organizational consulting and team definition.

Design: Designing relevant experiences

Our UX Design Studio focuses on delivering quality, design, strategy, and production to address worldwide digital challenges. Our designs are based on observations of consumer behavior and market trends. Our goal is to create concrete and relevant solutions that appeal to both users and businesses.

The portfolio of services we provide through our UX Design Studio includes:

•	User Experience - By identifying verbal and non-verbal stumbling blocks, we refine and iterate to create an exceptional user experience. From user research and usability analysis to interactive design, we enhance interactions, information architecture, usability and persuasion. We help our clients inspire their communities, foster adoption and drive conversion results.

•	Visual Design - We utilize an insightful and conceptual approach to create and execute designs. We develop visual elements of an interphase and implement a brand personality into the interaction design. We establish relationships with the users by creating emotional interfaces and brands based on deep analyses of end-users and market trends. In much the same way that a piece of art appeals to the human eye, we strive to visually and emotionally engage users.

•	Service Design - Service design involves the activity of mapping, prototyping and planning cutting-edge product-service systems and how the actors should interact to bring those omni-relevant experiences to market. From strategic and operations management to business design, we apply a holistic approach to understand, create and orchestrate strategic scenarios, working in collaboration with multidisciplinary teams. Our service designers co-design with clients and customers translating research insights into actionable plans and viable opportunities for growth.

•	Industrial Design - Modern style and design must go hand in hand with technology, particularly at a time when consumers have high standards in terms of the quality of functional and non-functional features. Our practice is focused on creating beautiful and natural designs that feed all the senses. For many years screens have had all the design focus, but with the introduction of haptics and other feedback mechanisms, it's key to consider the rest of the senses in the product or experience design.

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

The portfolio of services we provide through the Studio is focused on the integrated delivery of:

•	API Management - In a world where multiple channels are facing different solutions in terms of communications, APIs are powering digital transformations and orchestrating across these channels in terms of technologies and industries. We help enterprises embrace an API-centric approach to grow their digital businesses and seamless experiences.

•	Microservices - We evolve monolithic architectures to a new architectural style that structures an application as a collection of loosely coupled services, organized around business capabilities. The microservices architecture enables the continuous delivery/deployment of large, complex applications. It also empowers organizations to evolve its technology stack fostering an evolutionary model to be ready for new innovative challenges in the future.

•	Complex Architecture Modeling - To manage these complex product intricacies in an agile manner, we apply our extensive experience working with best practices, methodologies and techniques, such as domain driven design, hexagonal, onion, reactive architectures and continuous delivery to handle business complexity.

•	Future Commerce - Nowadays, the customer journey has several new engagement touch points across marketing, sales, and services. Traditional retailers struggle to keep up with them, as times move fast, and there is also a strong need to keep processes efficient and coordinated. This can be achieved with the correct understanding of the business and the implementation of the right technology.

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

The portfolio of services we provide through the Studio includes:

•	Software Archeology - Taking over of a product that has had a long life cycle can be challenging without access to the appropriate documentation or team members. Software Archeology is our way to take control of any software solution, in any condition, at any moment, without a long, hard or expensive process. By completing a systematic study of remaining material evidence, such as code, tests and documentation recovered, we can gain a clear understanding of the software, as well as the context with which it operates. This enables us to outline a proper plan and roadmap for the team that will work on it.

•	IT Service Management - Our experience with Information Technology Infrastructure Library ("ITIL") helps us cover a full cycle of continuous improvement by carrying out an assessment of the organization, and subsequently delivering recommendations for implementation, as well as solutions that enable supporting areas to satisfy the company's demand. Managing an internal service desk might not be optimal for most companies, we provide a single point of contact service composed by multidisciplinary teams with specialized processes based on ITIL best practices and focused on ensuring the continuity of the ongoing operation.

•	Software Evolution - Our takeover framework provides a robust set of tools and processes that our teams use in order to gain ownership of the product they will be working on. Through a detailed assessment, we are able to understand the current situation and define a roadmap to achieve a controlled execution phase. Then, we introduce new market trends, technologies and innovative solutions to existing products.

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

The portfolio of services we provide through our Gaming Studio includes:

•	Game Engineering - We streamline the development process creating feature-rich products around the core intellectual property of our clients. We co-develop AAA games working directly for world-class video game developers.

•	Game Experience - Our Gaming Studio is capable of creating all components of a gamified experience. For example, we can create a complete video-game or apply gamification techniques to a current product, combining game design with user experience to provide experiences across multiple platforms. We seek to engage users and achieve business goals through fun and play.

•	Digital Platform Services - We create and expand centralized platforms for cross-platform development. A digital platform consists of a coherent technical offer to access a universe of distant, interactive or non-interactive services which can be broadcasted or supplied on-line.

•	Virtual & Augmented Reality - Virtual reality extends beyond gaming and entertainment. In the near future, we expect it to become omnipresent and a critical component of IT. Augmented reality allows a user to expand his or her mind beyond reality, displaying information in the user's field of view where the real and virtual worlds are tightly coupled. Our Gaming Studio provides ideation sessions, customer engagements, market reach and content creation to bring the next generation of technology to our clients' businesses.

•	Graphics Engineering - We provide services to develop products and tools to bring artists' designs to life. This includes animation, lighting, shading, visualization tools and rendering.

•	3D & 2D Art - We focus on creating high-end game art for AAA productions. We monitor the latest technical and artistic pipelines as well as the latest art techniques in order to stay relevant to current industry standards. We provide character and environment art, from the conception stage to the final game ready asset.

•	e-Sports - We provide an interactive and engaging experience for target audiences. Whether it's virtual reality, second screen or main screen, we combine our engineering, product design and community management solutions to help our clients increase spectators and connect observers and players.

Internet of Things: Connecting the physical world

Our Internet of Things Studio offers technology solutions for the current device ecosystem and additional applications for the Internet of things.

We help our customers develop their new product ideas and gather information about behavior, activities and sensor-collected data, and then process all the information to develop new services.

The portfolio of services we provide through the Studio includes:

•	IOT Experiences - Our experience in development and open source tools position us with the experience needed to handle new digital connected journeys based on current technology. Our engineers are ready to integrate the next generation of devices.

•	Platforms - Our platforms provide interaction and feedback to and from devices and highly scalable platforms and real time analysis to respond to different scenarios. All of the data produced by wearables and IoT enabled devices can be collected, stored and processed on the appropriate data platform. This enables our customers to extract valuable knowledge and insights by applying the right Big Data strategy and enabling intelligent interactions.

•	Hardware integration - We assist customers with the connection between sensors and backend services through devices or hardware. Our team can handle different approaches ranging from custom made hardware to integration with third party providers.

•	IoT Consultancy - We help our clients by researching, consulting and advising based in our core expertise in product engineering and digital transformation.

Data & Analytics: Turning data into insights

In our Data & Analytics Studio, our mission is to empower our clients with a competitive advantage by unlocking the true value of data to create meaningful, actionable and timely business insights.

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

The portfolio of services we provide through this Studio includes:

•	Data Architecture - With the widespread usage of devices and the viralization of social networks, massive volumes of digital data have become available. Companies are trying to take an advantage and extract valuable conclusions around their businesses by cross referencing data with traditional and innovative unstructured sources. We offer business-aware real-time analytics and enterprise information management services, which include traditional data warehousing using relational database management systems and next-generation non-relational and distributed database management technology.

•	Data Science - We utilize mathematical and statistical tools of data science to "fill the gap" between what our clients know from their data, and what they would like to know if all data was available. This includes predictions, optimizations and classifications.

•	Mission Critical - We partner with our clients in successfully executing highly complex strategic software projects, optimizing their architecture design and identifying potential bottlenecks early in the process. We give special attention to factors such as adaptability when user base increases or information volume grows, maintainability along time, providing dynamically scalable software architectures, enforcing data security from the ground up, and ensuring transactions are processed within required timeframes to avoid revenue loss.

•	Data Integration - Creating a scalable Enterprise Data Refinery that can pull and consolidate massive amounts of data from heterogeneous systems is not an easy task. We provide development services over multiple tools, languages and platforms in order to create data pipelines and workflows with high standards of availability, performance and security that will pull, cleanse, enrich and consolidate your company's data.

Data Visualization - Well-designed data visualization and dashboards extend beyond current status and indicators, and synthesize complex sets of data into key views, charts and graphs, revealing results in ways that common tools and spreadsheets cannot. The functionality to drill data down and to integrate the view with statistics and business intelligence tools, further the end users' ability to glean insights from masses of numbers. We enable users to engage in an interactive and more relevant conversation with their data, allowing users to explore the unknown, navigate the data and discover hidden patterns and trends on their own.

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

The portfolio of services we provide through the Studio is focused on the integrated delivery of:

•	Large Scale Web Applications - Omni-channel solutions are needed to power digital transformations. This is done by building responsive and scalable web applications following different approaches, from single page applications to server side rendered applications with a loosely coupled, modular, component based architecture, mobile-first and SEO friendly techniques among other best practices.

•	Hybrid & Cross-Compiled Development - We create downloadable applications using cutting-edge technologies with access to hardware features that run in multiple native platforms using a combination of JavaScript frameworks. This allow companies to face omni-channel challenges by using hybrid strategies giving support to mobile devices, kiosks, POS, and others, through a single codebase.

•	Accessibility - Accessibility considerations need to be built into the everyday practices across the full web product life-cycle from conception and specification through development and delivery. We have the required expertise to develop an accessibility compliant application according to applicable regulations.

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

The portfolio of services we provide through our Mobile Studio includes:

•	Consultancy - We help organizations move towards the next maturity stage regarding mobility. Based on our experience working with over 100 organizations, from startups to fortune-500 companies, we built our consultancy framework to assess organization’s maturity and provide solutions to deliver high quality mobile products.

•	Fast Prototyping - Our Fast Prototyping Framework can build a working prototype to validate our clients' business ideas or jumpstart their projects to a scalable solution. We utilize proven base tech stalk and platforms to minimizing coding.

•	App Evolution - We help clients to take control of their legacy projects by incorporating the latest trends and technologies, whether they need to switch vendors, update their codebase, migrate between hybrid and native, or rebuild from scratch their existing product. Our sustain framework will detect potential issues on their apps regarding new OS versions or required updates on frameworks they might be using.

•	Platform Integration - Most mobile apps require a connection to a backend. While most boutiques fail at integrations, our Studios Model and extensive experience implementing most API Management Systems, Custom or Out-Of-The-Box Microservices Solutions.

•	Enhanced Experiences - We take the best of the available technical features to deliver rich and emotional moments using Augmented Reality, Biometric sign-in, Force Touch, Apple/Google Pay, Animations, Coregraphics, Geofencing Services, Rich Notifications or any specific technology which is only achievable by building a native custom experience.

•	Hardware Integration - Helping extend client product’s reach outside the main mobile device, we develop integrations with Chromecast, beacons, POS, Printers, Custom Hardware and create standalone experiences for Smart Watches, Apple TV and Android TV/Chromecast.

•	Complex Engineering - Our team of performance experts develop low level integration with frameworks like NDK or by using C++ to improve performance on critical transactional applications and develop scalable architectures that will help our clients build the core of your suit of mobile products.

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

The portfolio of services we provide through our Process Automation Studio includes:

•	Process Appraisal - An in-depth analysis of the processes is done so that they can be valued and prioritized to outline the best automation strategy. In order to have quick wins that deliver actual value to the business we do a joint work with our clients to define measurable criteria that support the decision on where to start and the set of technologies to use and be successful.

•	Automated Solutions - Process automation is not just selecting a single tool in the market and automate a flow but rather a conscious analysis of the set of technologies to be used understanding the context on which they will run. Our extensive knowledge of technologies allows us to define the appropriate architecture considering infrastructure and automation needs while leveraging AI and data scraping techniques among more traditional solutions.

•	Process Evolution - Monitoring and governance of automated process is key to improving efficiency. Through the definition of the appropriate set of metrics and tools we control the operation identifying bottleneck areas and optimize performance, as well as including new processes to automation strategy.

Blockchain: Building Trust

Our Blockchain studio is focused on helping our customers to resolve trust-related problems and inefficiencies. We provide research and development services over multiple blockchain implementations as well as over several decentralized storage systems. We are focused on understanding the business and finding how a blockchain can be leveraged to solve a problem.

The portfolio of services we provide through the Studio includes:

•	Training - We work with our specialists on distributed ledger technologies to understand how they work and get a deep understanding on the different implementations available.

•	Advisory - We conduct a deep dive into businesses alongside our specialists as our clients discover how blockchain technologies can be applied to improve some of their processes.

•	Fast Prototyping - Our Fast Prototyping Framework can help build a working prototype to validate our clients' business idea or jumpstart their projects to a scalable solution in record time. We achieve this by using an already tested base tech stack.

•	Solutions - We build end-to-end solutions that harness the benefits of blockchains to create trustworthy and efficient systems tailored to specific business needs.

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

The portfolio of services we provide through our Cloud Ops Studio includes:

•	Cloud - From roadmap definition to managed services, we can support our clients' cloud journey. Working with cloud platforms since 2009, we developed the expertise and framework to deliver consultancy services for cloud adoption strategy, application transformation, disaster recovery definition and ongoing support. Our main goal is enabling IT agility with pragmatism that is fully aligned with each client's core business leveraging Amazon Web Services, Microsoft Azure, Google Compute Platform and OpenStack (including, IaaS, Containers, Serverless technologies among others).

•	Devops - We utilize Dev Ops in our clients' development cycles to enable continuous integration and continuous deployment of their products, allowing production updates several times a day rather than once every few months. This practice also allows improvements in the overall product cycle as it accelerates acceptance testing, and enables business owners to see what the teams are producing in real time, delivering new products and features with a faster time to market.

•	Cloud Native Patrol - Our Cloud Native Patrol assists our clients to accelerate and support complex cloud native projects. The cloud ecosystem is becoming very complex, and cloud providers continue to innovate by adding new tools while enriching existing ones. The same is happening with the whole cloud native landscape (orchestration, service discovery, containers, automation, configuration management, observability, PaaS). Cloud Native Patrol addresses the challenges of supporting the complete ecosystem.

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

The portfolio of services we provide through our Quality Engineering Studio includes:

•	Functional Testing - We offer comprehensive quality assurance services to ensure that the final system/service delivered to our clients meets and exceeds their business requirements. Our quality control analysts are involved in the software development process from the start of each project, helping clients identify the needs of their audience and prepare for accurate targeting suitability of the products we will be creating together.

•	Load & Performance Testing - Measuring and assessing the performance of widely used global sites and applications is a technically challenging and multidisciplinary effort. A comprehensive test strategy needs to consider a broad, real life scenario and needs to analyze each product as it will ultimately run. Validations include responsiveness, throughput, scalability, reliability and resource usage. Our practice includes stress testing, load testing and performance testing.

•	Mobile Testing - Supporting multiple devices and platforms, and planning for production monitoring approaches, is necessary to achieve end-to-end quality. We utilize compatibility testing, responsive design testing, test automation and acceptance testing among other practices.

•	Test Automation - We have deep expertise in providing test automation services and developing test automation solutions and frameworks. We believe test automation is a key testing practice to increase test efficiency, reduce time to market and limit human error inherent with manual testing. Test automation is preparing to efficiently handle future requests through smoke testing, regression testing, integration testing, services testing and other automated processes.

•	Accessibility - Todays digital solutions need to provide equal access and equal opportunity to people with disabilities though compliance with accessibility standards. We help our customers to improve the quality of their digital products (web and mobile solutions) removing barriers that prevent interactions, ensuring accessibility WCAG 2.0 AA Compliance, Section 508 and ADA.

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

The portfolio of services we provide through the Studio includes:

•	Secure Digital Journey - With this service, a security expert assesses customers security needs. This expert collaborates with our digital solutions teams to ensure needs are met right from the functional and design phase of project development without compromising user experience. Ultimately, this service is designed to ensure that digital experiences will be secure.

•	Security Advisor - We have deep expertise in performing manual and automated penetration tests. This technique allows us to assess customers’ security environments to identify risks that could affect digital platforms, and analyze the likelihood and impact for the business. To be a security advisor is more than executing a penetration test, it is understanding business risk with real impact to the business, identifying alternatives to mitigate, and providing guidelines to completely fix.

•	Security Patrol - We monitor traffic on users’ digital platforms, and measure specific security indicators that allow us to rapidly respond against cyber threats. The team handles events with strict predefined protocols to contain and mitigate potential incidents.

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

The portfolio of services we provide through the Studio includes:

•	Content Management Systems - We help our clients deliver an excellent digital experience through the use of platforms. We understand that our clients' content must reach to the right people on the right devices at the right times.

•	Digital Marketing - We provide services to develop digital online strategies focusing on empowering our clients' businesses by creating and implementing original and customized online marketing solutions.

•	Content Hub - We develop digital strategies through the creation of original and customized content.

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

The portfolio of services we provide through the Studio includes:

•	Bespoke Development - Our professional services team creates streaming experiences that showcase client’s content and drive business value across any screen.

•	Streaming Strategy - Winning in digital media begins with a deep understanding of industry dynamics, identifying how trends disrupt the competitive landscape, and establishing methods to enable and encourage ongoing innovation. Our team of strategists, engineers, delivery managers and designers help media companies turn their content offerings into successful digital businesses.

•	Multi-Screen Design - We closely watch every trend and track the evolving capabilities across all platforms. This ensures we can apply our design philosophies to create compelling experiences that showcase the content and drive the business value for our clients.

•	Signal (Platform) - Signal enables media companies to reach and engage customers across every screen. It allows them to manage and monetize Live and VOD content. Publishers can quickly launch these best-in-class experiences and dynamically update content and styles through the Signal Portal. Signal simplifies the OTT workflow and allows companies to focus on their content and business vision. Our cutting edge modularized technology allows our clients to choose between a full service or select items to fit the right need.

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

Government Support and Incentives

Argentina

Software companies with operations in Argentina whose activities are the creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents (in accordance with Section 4 of the Software Promotion Law No. 25,922) may participate in the benefits contemplated by this regime provided they meet at least two of the following requirements: (i) proves expenses in software research and development activities; (ii) prove existence of a known quality standard applicable to the products or software processes, or the performance of activities in order to obtain such known standard recognition; or (iii) export of software (as defined in Section 5 of the Software Promotion Law). The Law was originally enacted in 2004 and extended in 2011 for another five years until December 31, 2019, and established a number of incentives to promote Argentine enterprises engaged in the design, development and production of software. These incentives include:

•	Fiscal stability throughout the period that the promotion regime is in force. In accordance with Section 7 of the Software Promotion Law, fiscal stability means the right to maintain the aggregate federal tax rate in effect at the time of the beneficiary's registration in the National Registry of Software Producers through December 31, 2019. Such stability does not comprise import or export duties nor export refunds (Section 7 of Regulatory Decree No. 1315/2013). The aggregate federal tax burden included under the fiscal stability benefit is that burden existing on the date of the beneficiary's registration before the applicable registry, in accordance with laws and regulations in force by that time;

•	a 60% reduction in the total amount of corporate income tax as applied to income from the promoted activities This benefit will be applicable both to Argentine-source and non-Argentine-source income, in the terms set forth by the application authority, but it would not be applicable to foreign source income obtained by permanent establishments held abroad by Argentine residents (Section 13 of Regulatory Decree No. 1315/2013);

•	conversion of up to 70% of certain monthly social security tax (contribution) payments into a tax credit (Section 8 of the Software Promotion Law) during the first year following the beneficiary's registration in the National Registry of Software Producers. After the first year, such percentage will be determined annually by the competent authorities for each beneficiary, depending on the beneficiary's degree of compliance with the regime's requirements (Section 9 of Regulatory Decree No. 1315/2013). This tax credit may not be transferred to third parties. The tax credit can be used to offset the beneficiary's income tax liability only up to certain percentage, determined by the ratio of annual software and computer services exports and the aggregate annual sales resulting from promoted activities declared by the beneficiary (Section 9 of Regulatory Decree No. 1315/2013);

•	an exclusion from any restriction on import payments related to hardware and IT components and non-applicability of any value-added tax withholding or collection regimes (Section 8 of the Software Promotion Law).

Argentine Ministry of Economy approved our subsidiaries as beneficiaries of the Software Promotion Law as following: (i) on October 10, 2006: IAFH Global S.A. (ii) on April 13, 2007: Sistemas Globales S.A. and (iii) on April 29, 2008: BSF SA. As a result, these subsidiaries have enjoyed fiscal stability in their federal tax burden as in effect at the time they were notified of their inclusion in the promotion regime.

The Software Promotion Law was modified during 2011 through Law No. 26,692. Even though all benefits awarded under the Software Promotion Law as originally enacted in 2004 remained in effect, pursuant to Section 10 of the Software Promotion Law (as amended by Law No. 26,692), IAFH Global S.A., Sistemas Globales S.A. and BSF S.A. were obliged to reapply for registration in the National Registry of Software Producers by July 8, 2014 in order to obtain the benefits established in the Software Promotion Law as described above.

On September 9, 2013, Decree No. 1315/2013 introduced additional implementing rules, including, among other matters, further clarifications to qualify for the promotion regime and specific requirements to be met in order to remain registered in the National Registry of Software Producers during the years after such registration has taken place. These requirements include, among others, minimum annual revenue, minimum percentage of employees involved in the promoted activities, minimum aggregate amount spent in salaries paid to employees involved in the promoted activities, minimum research and development expenses and the filing of evidence of software-related services exports. In addition, Regulatory Decree No. 1315/2013 states that the 60% reduction in corporate income tax provided under the Software Promotion Law shall only become effective as of the beginning of the fiscal year after the date on which the applicant is accepted for registration in the National Registry of Software Producers. The implementing regulation also provides that upon the formal approval of an applicant's registration in the National Registry of Software Producers, any promotional benefits previously granted to such person under the Software Promotion Law as originally enacted in 2004 shall be extinguished. Finally, Regulatory Decree No. 1315/2013 delegates authority to the Secretary of Industry and AFIP to adopt "complementary and clarifying" regulations in furtherance of the implementation of the Software Promotion Law.

On March 11, 2014, AFIP issued General Resolution No. 3,597, which provides that, as a further prerequisite to participation in the Software Promotion Law, exporters of software and related services must register in a newly established Special Registry of Exporters of Services (Registro Especial de Exportadores de Servicios).

According to the abovementioned regulations, on March 14, May 28, 2014 and June 23, 2014, our Argentine subsidiaries IAFH Global S.A., Sistemas Globales S.A. and BSF S.A., respectively, were accepted for registration in the Special Registry of Exporters of Services.

On June 25, 2014, our Argentine subsidiaries IAFH Global S.A. and Sistemas Globales S.A. applied for registration in the National Registry of Software Producers. The Secretary and Subsecretary of Industry issued rulings approving registration in the National Registry of Software Producers of certain of our subsidiaries as follows: (i) Sistemas Globales S.A. on March 18, 2016, (ii) IAFH Global S.A. on April 13, 2015 and (iii) BSF S.A. on November 23, 2015. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which have occurred upon its date of publication in the Argentine government's official gazette on before mentioned dates).

On May 22, 2019, the Argentine Congress enacted Law No. 27,506 ("Ley de Economía del Conocimiento"), which provides a promotional regime for the Knowledge Economy ("Knowledge based Economy Law").  The Knowledge based Economy Law will be valid from January 1, 2020 until December 31, 2029 and aims to promote economic activities that apply knowledge and digitization of information, supported by advances in science and technology, to obtain goods and services and improve processes.

The Knowledge based Economy Law promotes many activities, among others: software, computer and digital services; audiovisual production and post-production; biotechnology, neurotechnology and genetic engineering; geological and  prospecting services and others related with electronic and communications; professional services as long as they are exported; nanotechnology and nanoscience; aerospace and satellite industry; nuclear industrial engineering; artificial intelligence, robotic and industrial internet, the internet of things, augmented and virtual reality.

The Knowledge based Economy Law creates the "National Registry of Beneficiaries" for the registration of the potential beneficiaries. According to the Knowledge based Economy Law, the eligible beneficiaries are those who perform as a main activity any of the promoted activities and meet at least two of the following requirements: (i) performance of continuous improvements in the quality of the services, products and/or processes, or through a quality norm suitable to their services, products and/or processes; and/or (ii) expenditures in research and development activities for at least 3 % of the total revenue and/or training of employees assigned to the performance of the promoted activities for at least 8 % of the total payroll; and/or (iii) exports of goods and/or services derived from the performance of any of the promoted activities for at least a certain percentage, which varies depending on the kind of activity and the beneficiary.

The main activity is satisfied when it represents at least 70% of the total turnover.

Pursuant to the Knowledge based Economy Law, since registration, the beneficiaries will enjoy the following benefits:

•	Enhanced fiscal stability as from registration and for the term of validity of the regime. This benefit may be also extended to provincial and municipal taxes, as long as such jurisdictions adhere to this Knowledge based Economy Law.

•	Exemption from any value-added tax withholding or collection regimes.

•	A reduced corporate income tax rate of 15% to the extent that the beneficiaries maintain their payroll in accordance with the conditions provided for in the regulations.

•	Allowance to take a tax credit derived from any payment or withholding of foreign taxes even if the taxed income constitutes an Argentine source of income.

•	A reduction on their employer social security contributions, in relation to each employee, of an amount equal to 7,003 ARS per month for year 2020, as amended by the Social Security Law.

•	Granting a tax credit bond equal to 1.6 times the amount of the employer’s social security contributions that the beneficiary did not pay due to the benefit mentioned in the above paragraph. The tax credit bond, which is onetime transferable, can be used to offset the beneficiary's income tax liability and/or value added tax liability with no restriction.

For registration before the National Registry of beneficiaries, applicants must: (i) have submitted an application for the provisional incorporation into the new regime until December 31, 2019 (which allows the definitive registration to have effects as from January 1, 2020), and (ii) file a definitive application before June 30, 2020. Sistemas Globales S.A. and IAFH S.A. filed their provisional applications for registration in the National Registry of Beneficiaries on November 12, 2019, and BSF S.A. did so on December 3, 2019. As of the date of this annual report, the filing of the definitive applications is still pending.

On October 10, 2019, the Ministry of Production and Labor issued Resolution No. 1084/2019, which appointed the Secretariat of Entrepreneurs and Small and Medium-Sized Enterprises as enforcement authority of the regime and authorized the Secretariat to issue the complementary regulations. Consequently, the Secretariat issued Resolution No. 449/2019, establishing the procedure to be followed and the conditions to be met to file the definitive applications for registration before the National Registry of beneficiaries. Also, pursuant to such Resolution, the Secretariat was put in charge of analyzing the information submitted and verifying compliance with all the relevant requirements.

On December 23, 2019, the Argentine Government enacted the Ley de Solidaridad Social y Reactivación Productiva No. 27,541 (the “Law on Social Solidarity and Productive Reactivation” or the “Social Solidarity Law”), which amended and repealed certain social security regulations and, therefore, the amount of the reduction of the employer social security contributions originally established as a benefit by the Knowledge based Economy Law was reduced and may not be subject to further adjustments. According to the Social Solidarity Law, the general reduction for employers from their employer social security contributions, in relation to each employee, is established in an amount equal to ARS 7,003 per month for year 2020.

However, on January 20, 2020, the Ministry of Productive Development issued Resolution No. 30/2020, replacing the Secretary of Entrepreneurs and Small and Medium Sized Companies for the Secretariat of Industry, Knowledge Economy and External Commercial Management of the Ministry of Productive Development as enforcement authority of the new Knowledge based Economy Law regime and revoked the registration procedures established by Resolution No. 449/2019 and suspended the registration application analysis and procedures until new complementary regulations are issued by such new enforcement authority.

Therefore, the Knowledge based Economy Law is currently in force, but is currently subject to additional regulation by the enforcement authority that as of the date of this annual report have not yet been issued.

In the meantime, the Argentine Executive Power is considering a bill to modify the Knowledge based Economy Law to include the following:

•	The fiscal stability benefit would imply only stability regarding the benefits under the Knowledge based Economy Law and not regarding the tax system in general.

•	Beneficiaries would not be subject to any value-added tax withholding or collection regimes only in the case of export operations.

•	Beneficiaries will be allowed to deduct as cost any payment or withholding of foreign taxes if the taxed income constitutes an Argentine source of income.

•	60% reduction in the total amount of corporate income tax applied to income from the promoted activities.

•	tax credit equal to the 70% of the social security contribution paid.

•	The social security contribution benefit would apply only to a portion of the beneficiary’s payroll (in principle up to 3,745 employees, except when there is an increase of the payroll) and, in the future, might be distributed according to a quote.

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

Some locations of our Indian subsidiary are located in a SEZ and have completed the SEZ registration process. Consequently, we started receiving the tax benefit on August 2, 2017. With the growth of our business in an SEZ, our Indian subsidiary may be required to compute its tax liability under Minimum Alternate Tax ("MAT") in future years at the current rate of approximately 21.34%, including surcharges, as its tax liability under the general tax provisions may be lower compared to the MAT liability.

Belarus

The High Technology Park ("HTP") was established in Minsk in 2005 to promote the IT industry in Belarus. The HTP is located east of Minsk and has a special legal regime in effect until 2020.

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

We typically enter into a master services agreement (or MSA) with our clients, which provides a framework for services and a statement of work (or SOW) to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. We generate 45% of our revenue from long-term projects with terms greater than 24 months.

During 2019, 2018 and 2017, our ten largest clients based on revenues accounted for 39.5%, 44.0% and 41.9% of our revenues, respectively. Our top client for the years ended December 31, 2019, 2018 and 2017, Walt Disney Parks and Resorts Online, accounted for 11.2%, 11.3% and 10.2% of our revenues, respectively.

The following table sets forth the amount and percentage of our revenues for the years presented by client location:

	Year ended December 31,
	2019		2018		2017
	(in thousands, except percentages)
By Geography
North America	$496,353	75.3%	$407,090	77.9%	$325,614	78.8%
Europe	46,784	7.1%	46,240	8.9%	38,484	9.3%
Asia	4,653	0.7%	3,067	0.6%	700	0.2%
Latin America and other	111,535	16.9%	65,913	12.6%	48,641	11.8%
Revenues	$659,325	100.0%	$522,310	100.0%	$413,439	100.0%

The following table shows the distribution of our clients by revenues for the years presented:

	Year ended December 31,
	2019	2018	2017
Over $5 Million	26	21	18
$1 - $5 Million	81	69	64
$0.5 - $1 Million	53	39	45
$0.1 - $0.5 Million	191	86	82
Less than $0.1 Million	471	158	147
Total Clients	822	373	356

Sales and Marketing

Our growth strategy is based on four pillars: (i) leveraging our broad expertise; (ii) growing within existing clients; (iii) acquiring new clients; and (iv) pursuing strategic acquisitions. Our expertise and Studio approach help us expand the portfolio and practices we offer to our clients. Our acquisitions are pursued with the aim of fulfilling strategic goals, such as growing into a new geography (e.g., Nextive, TerraForum, BlueStar Peru, Clarice and SmallFootprint) or the expansion of specializations (e.g. Accendra, Openware, Huddle, Dynaflows, WAE, L4, Difier, Ratio, PointSource, Avanxo, Belatrix and BiLive).

Under our multi-pronged, integrated sales and marketing strategy, our senior management, sales executives, sales managers, account managers and engagement managers work collaboratively to target, acquire and retain new clients and expand our work for existing clients. Our sales and marketing team, currently comprised of 125 sales and marketing personnel, has broad geographic coverage with commercial offices located in Buenos Aires, Bogotá, Montevideo, São Paulo, London, Madrid, Boston, New York, Miami, Houston, Raleigh, Winston Salem, Dallas, Seattle and San Francisco.

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

As of December 31, 2019, our marketing department, Stay Relevant, is based in Argentina, Europe, India and the United States. This team promotes our brand through a variety of channels, including the following:

•	Blog - The blog http://stayrelevant.globant.com/is a great way to explore content on the latest trends and best practices in the different industries we work with.

•	Sentinel Report - the goal of the sentinel report is to provide insightful evidence of consumer behavior and market trends that ignite strategic thinking.

•	Webinars - Our webinars explore different trends and technologies in depth showcasing views from experts in the field.

•	CONVERGE - Our series of events that bring together some of the best creative minds in the industry for one amazing day of igniting stories, inventive ideas, learning experiences, and "wow" technology showcase that enable attendees to re-think the new ways they do business. They exist in full day format, such as CONVERGE New York, CONVERGE Buenos Aires, CONVERGE Madrid, CONVERGE Bogota, CONVERGE Mexico and CONVERGE Medellin and in short format, such as CONVERGEx London.

•	Videos and other communications channels - We develop different types of communication pieces to convey trends and other information that support our views of the future.

•	Events - We host events catered to many audiences, from small events for specific guests or partners to large events that welcome the community in full. Each event looks to bring exciting speakers and networking possibilities.

•	Books - Our experts have written the following books, “Embracing the Power of AI. A gentle CXO Guide” will help you demystify deep learning, machine learning, and artificial intelligence―and embrace the augmented intelligence revolution ahead.“The Never Ending Digital Journey”provides readers with the concepts and steps needed to create successful user experiences. The authors look ahead and explore digital scenarios of the future.

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

We face competition primarily from:

•	large global consulting and outsourcing firms, such as Accenture Interactive, Sapient, Thoughtworks and Epam;

•	digital agencies and design firms such as Sapient, Razorfish, RGA and Ideo;

•	traditional technology outsourcing IT services providers, such as Cognizant Technology Solutions, GlobalLogic, Aricent, Infosys Technologies, Mindtree HCL, Tata, Wipro and Luxoft; and

•	in-house product development departments of our clients and potential clients.

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

We have two pending patents, filed before the US Patent and Trademark Office during 2019, related to Natural Language Search Engine with a Predictive Writing Tool for Coding, and Natural Language Driven Transaction System.

Facilities and Infrastructure

As of December 31, 2019, we provided our services through a network of 56 offices in 37 cities throughout seventeen countries. Our delivery locations are in United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (Guadalajara and México City), India (Pune and Bangalore), Spain (Madrid), Belarus (Minsk), Romania (Cluj) and United Kingdom (London). We also have client management locations in the United States (Houston, San Francisco, New York, Winston-Salem, Redwood City and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires), France (Paris) and the United Kingdom (London). The main administrative offices of our principal subsidiary (which also include a delivery center) are located in Buenos Aires. Our principal executive office is located in Luxembourg. All of our facilities (with the exceptions of Tucumán and Bahía Blanca) are leased. We also have three offices under construction in Buenos Aires, Tandil and Medellin.

The table below breaks down our locations by country and city and provides the aggregate square footage of our locations in each city as of December 31, 2019.

Country	City	Number of Offices	Square Feet
Argentina	Bahía Blanca	1	6,986
Argentina	Buenos Aires	4	120,276
Argentina	Córdoba	2	37,200
Argentina	La Plata	1	17,222
Argentina	Mar del Plata	1	20,451
Argentina	Mendoza	3	30,139
Argentina	Resistencia	1	9,688
Argentina	Rosario	2	20,678
Argentina	Tandil	2	11,765
Argentina	Tucumán	1	21,689
Brazil	Sao Paulo	2	12,712
Chile	Santiago	1	8,245
Colombia	Bogotá	5	174,623
Colombia	Medellín	2	91,170
France	Paris	1	323
India	Bangalore	1	4,273
India	Pune	1	129,877
UK	London	1	2,756
Mexico	Mexico City	3	94,992
Mexico	Guadalajara	1	3,606
Peru	Lima	4	42,098
Spain	Madrid	1	6,986
Spain	Barcelona	1	15
United States	New York	1	7,707
United States	San Francisco	1	4,844
United States	Seattle	1	25,489
United States	Miami	1	151
United States	Dallas	1	6,771
United States	Chicago	1	2,691
United States	Houston	1	108
United States	Raleigh	1	27,480
United States	Redwood City	1	388
United States	Winston-Salem	1	3,531
Luxembourg	Luxembourg	1	150
Uruguay	Montevideo	1	26,974
Belarus	Minsk	1	7,621
Romania	Cluj-Napoca	1	8,396
Total		56	990,071

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

Laws No. 27,430 and No. 27,541, enacted by the Argentine Congress on December 27, 2017 and December 21, 2019 respectively, made relevant amendments to the Argentine federal tax regime. Such amendments reached, among other laws, the Argentinean Income Tax Law (the “ITL”). As a result, references to ITL and other tax laws refer to laws in force according to such amendments.

Software Promotion Law

The Software Promotion Law (No. 25,922) sets forth a promotional regime for the software industry that remained in effect until December 31, 2019.

Argentine Ministry of Economy approved our subsidiaries as beneficiaries of the Software Promotion Law as following: (i) on October 10, 2006: IAFH Global S.A., (ii) on April 13, 2007: Sistemas Globales S.A., and (iii) on April 29, 2008: BSF S.A. For further discussion of the Software Promotion Law, see "Business Overview — Our Delivery Model — Government Support and Incentives".

Knowledge based Economy Law

On May 22, 2019, the Argentine Congress enacted Law No. 27,506 ("Ley de Economía del Conocimiento"), which provides a promotional regime for the Knowledge Economy ("Knowledge based Economy Law").  The Knowledge based Economy Law will be valid from January 1, 2020 until December 31, 2029 and aims to promote economic activities that apply knowledge and digitization of information, supported by advances in science and technology, to obtain goods and services and improve processes.

The Knowledge based Economy Law promotes many activities, among others: software, computer and digital services; audiovisual production and post-production; biotechnology, neurotechnology and genetic engineering; geological and  prospecting services and others related with electronic and communications; professional services as long as they are exported; nanotechnology and nanoscience; aerospace and satellite industry; nuclear industrial engineering; artificial intelligence, robotic and industrial internet, the internet of things, augmented and virtual reality.

This promotional regime establishes several tax benefits and social security benefits, among which we outline the decrease of the corporate income tax rate to 15%.

The beneficiaries of the Software Promotion Law must declare their intention to be transferred to the Knowledge based Economy Law, until December 31, 2019. Sistemas Globales S.A. and IAFH S.A. filed their provisional applications to be incorporated in the National Registry of Beneficiaries of the regime for the Promotion of the Knowledge Economy on November 12, 2019, and BSF S.A. on December 3, 2019. Both applications are treated as provisional, and the companies must fill a definitive application before June 30, 2020.

Currently, the Knowledge based Economy Law is subject to additional regulation by the enforcement authority. In addition, the Argentine Executive Power is considering a bill to modify the Knowledge based Economy Law. For further discussion of the Knowledge based Economy Law, see "Business Overview — Our Delivery Model — Government Support and Incentives".

Income Tax

The Argentine Income Tax Law No. 20,628, as amended ("ITL"), establishes a federal tax on the worldwide income of Argentine resident individuals, legal entities incorporated in Argentina and Argentine branches of foreign entities. On the income earned by Argentine residents from activities carried out abroad, any payment of foreign taxes can be taken as a credit against payment of the applicable Argentine tax. However, the credit may only be applied to the extent that the foreign tax does not exceed the Argentine tax. Income tax is payable on the net income made in a given fiscal year. Losses incurred during any fiscal year may be carried forward and set off against taxable income obtained during the following five fiscal years.

Non-Argentine residents and legal entities without a permanent establishment in Argentina (“Foreign Beneficiaries”) are taxed only on income derived from Argentine sources. Based on the ITL, income will be considered as sourced in Argentina when it is made from assets located, placed or used in Argentina, or from the performance of any act or activity in Argentina that produces an economic benefit, or from events occurring in Argentina

Until the enactment of Law No. 27,430 in December 2017, the ITL set forth that Argentine resident companies and branches of non-Argentine entities were taxed at corporate level on their worldwide income at a rate of 35% on net profits and dividends distributions were made on a tax-free basis. Law No. 27,430 sets forth the progressive reduction of the corporate tax rate from 35% to 30% applicable to the fiscal periods starting from January 1, 2018 until December 31, 2019, and to 25% applicable to the fiscal periods starting on January 1, 2020. However, it also establishes that dividends or other profits distributed to Argentine resident individuals and Foreign Beneficiaries are subject to taxation at 7% and 13%, depending on the fiscal year in which the profits generating the dividends to be distributed were obtained. Therefore, as of January 1, 2018, income tax on Argentine resident companies and branches of non-Argentine entities applied in two stages: (i) a first stage charged on the corporate level (at a tax rate of 30% or 25%, depending on the fiscal period involved, as explained above); and (ii) a second stage charged on the shareholder or owner level - when being an Argentine resident individual or a Foreign Beneficiary (at a tax rate of 7% or 13%, according to the fiscal period from which the distributed profit derived).

On December 23, 2019, the Argentine Government enacted the Ley de Solidaridad Social y Reactivación Productiva No. 27,541 (the "Law on Social Solidarity and Productive Reactivation " or the "Social Solidarity Law") which declared a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and also delegated legislative powers to the National Executive Power, until December 31, 2020. According to the Social Solidarity Law, the corporate income and dividend tax rates for tax years commencing on or after January 1, 2020 through December 31, 2020 are 30% and 7%, respectively. Consequently, the effectiveness of the 25% and 13% tax rates have been delayed until tax years commencing after December 31, 2020.

Argentine resident individuals are taxed on a sliding scale from 5% to 35%, depending on their net income obtained during the fiscal year. However, income obtained from the disposal (capital gains) or ownership (interest) of certain securities, are taxed at different rates or exempted according to the amendments introduced by Law No. 27,430 and Law No. 27,541.

In fact, income derived from the transfer of shares, representative securities and deposit certificates shares and any type of corporate participations, including certain mutual funds shares and rights over trusts and similar contracts, digital currencies, securities, bonds and other securities, is subject to tax at a rate of 15% on the net income unless exemption mentioned above apply.

In addition, the disposal of government securities, corporate notes, debt securities, shares in certain mutual funds and certain digital currencies will be taxed at a 15% or 5% depending on they are issued in foreign currency or with adjustment clause or not, respectively. Finally, interest derived from the ownership of securities is taxed for Argentine individuals according to the sliding scale we mentioned above, from 5% to 35%, unless one of the exemptions we mention below apply.

Argentine resident individuals’ profit derived from disposal of shares, securities, deposit certificates shares or corporate participations, governmental bonds, negotiable obligations among other instruments is exempted from income tax provided that such operations are carried out through stock exchanges or markets authorized by the Argentine Securities Commission (“CNV”, after is acronym in Spanish) and other regulatory conditions are complied with.

Moreover, interest arising from account deposits, special savings accounts, fixed-term deposits in national currency and third party deposits or other forms of fundraising public funds, made in institutions subject to the legal regime of financial institutions (Law No. 21,526), are exempt from the income tax, according to the new subsection h) of Section 26 of the ITL. The exemption is not applicable to interest from deposits with an adjustment clause. Interest and gains deriving from negotiable obligations, certain investment funds and public bonds are exempt.

Foreign Beneficiaries are subject to withholding tax on any income or gain deemed by the ITL to derive from an Argentine source. To determine the effective withholding rate, the 35% corporate rate is applied on a presumed net income provided by the ITL that varies depending on the type of income. As general principle, such presumed net income does not allow any proof on the contrary. By exception and for certain types of income, the ITL allows Foreign Beneficiaries to opt to apply a 35% rate to the real gain obtained in the transaction.

Income derived from the disposition of shares, securities, deposit certificates shares and any type of corporate participations of an Argentine company obtained by Foreign Beneficiaries are subject to income tax, at the following tax rates: (i) if the seller is located in a so called “cooperative jurisdiction” and the funds are sent from such a jurisdiction, 15% on the net gain or 13.5% on the gross amount of the transaction, at the option of the seller; or (ii) if the seller is located in a non-cooperative jurisdiction or the funds are sent from such a jurisdiction, 35% on the net gain or 31.5% on the gross amount of the transaction, at the option of the seller. In addition, disposal of government securities, corporate notes, debt securities, shares in certain mutual funds and certain digital currencies will be taxed at a 13,5% on the gross amount of the transaction (or 15% on the net gain) or 4,5% on the gross amount of the transaction (or 5% on the net gain), depending on whether they are issued in foreign currency or with adjustment clause or not, respectively. If the seller is located in a non-cooperative jurisdiction or the funds are sent from such a jurisdiction, 35% on the net gain or 31.5% on the gross amount of the transaction, at the option of the seller. Moreover, interests, other returns or any gain derived from the ownership of government securities, corporate notes, debt securities, shares in mutual funds, digital currencies and other assets would be subject to corporate tax rate of 35% according to the latest amendments introduced by Law No. 27,541 on the presumed net income applicable depending on the type of security, unless exemption mentioned hereunder applies.

The ITL provides an exemption applicable to any income obtained by Foreign Beneficiaries, derived from the disposal (capital gains) and/or ownership (interest) of shares, public bonds, negotiable obligations, certain securities related to financial trust and mutual funds, ADRs, etc. Such exemption would be applicable to the extent that (a) Foreign Beneficiaries do not reside in and the funds are not sent from non-cooperative jurisdictions and (b) the mentioned securities are traded through and/or listed on stock exchanges or markets authorized by the CNV and other regulatory conditions are complied with of shares provided that such operations are carried out through stock exchanges or markets authorized by the CNV.

Cross-border royalty payments to Foreign Beneficiaries are subject to withholding at an effective rate of 21%, 28% or 31.5% depending on (a) the kind of right which use or exploitation the royalty is remunerating and/or (b) whether transfer of technology is involved or not and/or (c) whether such technology is obtainable in Argentina or not and/or (d) whether the relevant agreement is registered before Instituto Nacional de Propiedad Intelectual (“INPI” after its Spanish acronym), the Argentine organism in charge of registration any intellectual property or not.

Moreover, payments related to software licenses are in general subject to a 31.5% tax withholding rate.

In addition, interest payments are generally subject to withholding at a rate of 15.05% if the lender is a foreign banking or financial institution that is supervised by the respective central bank or equivalent organism and is located in a jurisdiction which is not considered a nil or low-tax jurisdiction or in a jurisdiction that is party to an exchange of information treaty with Argentina and, as a result of the application of its internal regulations, cannot refuse to disclose information to the respective tax authorities on the basis of bank or stock secrecy rules. In all other cases, effective rate of 35% will apply.

A Convention for the Avoidance of Double Taxation (“DTT”) signed between Argentina and the country of residence of the Foreign Beneficiary may provide certain reductions in the domestic rates applicable to Foreign Beneficiaries obtaining Argentine-source income (such as interest, dividends, royalties, capital gains, etc.). The following jurisdictions have DTTs currently in force with Argentina: Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, Norway, Russia, Spain, Sweden, Switzerland, The Netherlands, United Arab Emirates and the United Kingdom. Moreover, on year 2018 and 2019 the Executive Power of Argentina signed DTTs with Qatar, Turkey, China, Japan and Luxembourg but they are pending of approval by the Argentine Congress. Please note there is no DTT currently in force with the United States of America.

Finally, ITL establishes the taxation of indirect transfers of assets located in Argentina. If a foreign beneficiary transfers shares, quotas, participations and other rights representative of the capital or equity of an entity incorporated, domiciled or located abroad, the resulting income will be considered as Argentine-source income as long as the following conditions prevail: (i) the value of the shares, participations or rights of the foreign entity, at the time of sale or in any of the 12 previous months, represent, at least, 30% of the value of the assets that the entity owns directly or indirectly in Argentina; and (ii) the sold shares, participations or rights of the foreign entity represent 10% of the equity of that entity, at the time of their disposal or in any of the 12 previous months. The non-resident may opt to pay 15% on the net gain or 13.5% over the gross amount of the transaction. However, the tax will not apply if the transfer is done within an economic group. The tax on indirect transfers will only apply to participations acquired after January 1, 2018.

Laws No. 27,430 and No. 27,468 established an integral inflation adjustment tax mechanism. The mechanism is triggered when the variation of the Consumer Price Index (IPC) supplied by the National Institute of Statistics and Censuses (INDEC), exceeds 55%, 30% and 15%, for tax years beginning on or after January 1, 2018, 2019 and 2020, respectively.

When companies apply the integral inflation adjustment tax mechanism, they must allocate one-sixth of any resulting negative or positive inflation adjustment to the tax year to which it corresponds, and the remaining fifth-sixth, in equal parts, to the following five tax years.

Tax on Presumed Minimum Income

This tax applied to assets of Argentine companies. The tax was only applicable if the total value of the assets is above 200,000 Argentine pesos at the end of the company's fiscal year, and is levied at a rate of 1% on the total value of such assets. The amount of the tax paid on presumed minimum income is allowed as a credit toward income tax. Furthermore, to the extent that this tax cannot be credited against normal corporate income tax, it may be carried forward as a credit for the following ten years. Shares and other capital participations in the stock capital of entities subject to the minimum presumed income tax are exempted from the tax on presumed income.

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

Personal Assets Tax

Personal Assets Tax Law, as amended, states that all individuals domiciled in Argentina are subject to a tax on their worldwide assets; while, individuals not domiciled in Argentina are only liable for this tax on their assets in Argentina. Shares, other equity participations and securities are only deemed to be located in Argentina when issued by an entity domiciled in Argentina. The tax on shares and other equity participations in local companies is paid by the local company itself. The applicable rate was 0.25% on the company’s net worth. Pursuant to the Personal Assets Tax Law, an Argentine company is entitled to seek reimbursement of such tax paid from the shareholders, including by withholding and/or foreclosing on the shares, or by withholding dividends. The current DDTs signed by Argentina do not provide an exemption on this tax.

Under the Social Solidarity Law, the tax rate applicable to shares or participations in the capital of companies governed by the Argentine Corporations Law was increased from the former 0.25% to a 0.50% of the pro-rata equity value.

In addition, with respect to Argentine residents, the rate for personal assets tax was increased according to a progressive scheme which varies between 0.50% to 1.25% on the overall amount of the assets exceeding the tax allowance located in Argentina. For assets located outside Argentina, the tax scheme provides for tax rates between 0.70% to 2.25% on the overall amount of the assets exceeding the tax allowance located outside Argentina; provided that if financial assets for an aggregate amount equal to at least 5% of all assets located outside Argentina are repatriated to Argentina on or before March 31, each year, all assets located outside Argentine will then be subject to the rates described above for the assets located in Argentina. In both cases, there tax rates are applicable as from 2019.

Law No. 27,260 introduced benefits for compliant taxpayers that include the exemption of personal assets tax. Our Argentine subsidiaries applied to and were accepted by the AFIP to be eligible of the exemption of personal assets tax in December 2016 and January 2017.

Tax on Dividends

Law No. 27,430 introduced the following changes to the taxation of distribution of dividends from Argentine companies, for fiscal years beginning on or after January 1, 2018:

•	Dividends from profits obtained before fiscal year 2018 are not subject to any income tax withholding except for the ''Equalization Tax''. The Equalization Tax is applicable when the dividends distributed are higher than the ''net accumulated taxable income'' of the immediate previous fiscal period from when the distribution is made. The Law repeals the Equalization Tax for distributions made with income accrued from January 1, 2018.

•	Dividends from profits obtained during fiscal years 2018 and 2019 on Argentine shares paid to Argentine resident individuals and/or non-residents, or Foreign Beneficiaries, are subject to a 7% income tax withholding on the amount of such dividends, or the Dividend Tax.

•	The Tax Rate on dividends from profits obtained during fiscal year 2020 and onward increased to 13%. This rate may be reduced by application of a DTT, provided certain conditions are complied with.

The Social Solidarity Law extended the application of 7% tax rate for 2020. The tax rate on dividends from profits obtained during year 2021 and onwards is 13%.

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

On December 28, 2019, Decree 99/2019 was published in the Official Gazette to extend the application of duties on export of services until December 31, 2021 with a rate of 5% without limit. The new rate is in force from January 1, 2020.

A service is considered “exported” when it is rendered from Argentina but it is effectively used or exploited off shore. The effective utilization or exploitation is verified with the immediate utilization or the first act of disposal of the service by the recipient even when, if appropriate, the latter intends such service for consume.

Tax for an inclusive and solidary Argentina

Law No. 27,541 established an emergency tax (Impuesto para una Argentina Inclusiva y Solidaria "PAIS") for the term of five years that is applicable on certain FX transactions, purchases of goods and services in foreign currency and international passenger transport.

The tax is determined by applying the rate of 30% on each of the transactions.

Turnover Tax

Turnover tax is a local tax levied on gross income. Each of the provinces and the City of Buenos Aires apply different tax rates. The tax is levied on the amount of gross income resulting from business activities carried on within the respective provincial jurisdictions. The provinces have signed an agreement to avoid the double taxation of activities performed in more than one province (Convenio Multilateral del 18 de agosto de 1977). Under this agreement, gross income is allocated between the different provinces applying a formula based on income obtained and expenses incurred in each province. In the Province of Buenos Aires, we have received an exemption from the payment of the turnover tax for the period from 2011 through December 2019 for Sistemas Globales S.A. and for IAFH Global S.A.

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

Stamp Tax

Stamp tax is a local tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires has its own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and agreement involved. In general, stamp tax rates vary from 1% to 4% and are applied based on the economic value of the instrument. In the Province of Buenos Aires, the Argentinian companies that are benefited from the turnover tax exemption, are also exempt from the stamp tax.

Free Good Transmission Tax

The Province of Buenos Aires established this tax in 2009. According to Law 14,200, all debts accrued up to December 31, 2010 have been exempted from this tax. This tax is levied on any wealth increases resulting from free good or asset transmission (i.e. a donation, inheritance, etc.), provided the beneficiary (individual or company) is domiciled in the Province of Buenos Aires or the goods or assets are located in the Province of Buenos Aires. Moreover, according to this tax, shares and other securities representing capital stock, an equity interest or the equivalent which, at the time of transmission, are located in another jurisdiction (i.e., not in the Province of Buenos Aires) or were issued by entities or companies domiciled in another jurisdiction, are deemed to be situated in the Province of Buenos Aires in proportion to the assets that such entities or companies have in the Province of Buenos Aires. This tax will only be applicable if the benefit obtained by the individual or the company exceeds 322,800 Argentine pesos. In the case of parents, children and spouses, the threshold amount is increased up to 1,344,000 Argentine pesos. The tax rates are progressive and vary from 1.60% to 8.78%.

The tax may become applicable in the event that our Argentine subsidiaries receive any free transmission of goods or assets located within the Province of Buenos Aires. If either of the subsidiaries changes its domicile to the Province of Buenos Aires the tax will be levied upon any free transmission of goods or assets received by that subsidiary, wherever the goods or assets are located.

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

Incoming Funds from Nil or Low Tax Jurisdictions

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

According to the ITL, Low or Nil Tax Jurisdiction to mean any country, jurisdiction dominium, territory, associated state or special tax regime in which the maximum corporate income tax rate is lower than 60% of the income tax rate established in section 69 a) of the ITL. Therefore, to avoid being regarded as a low tax jurisdiction, the maximum corporate income tax rate of a given jurisdiction must be equal or higher than 15%. For purposes of determining whether a jurisdiction is a low-tax or no-tax jurisdiction, the regulatory Decree 1170/2018 clarifies that the total tax rate imposed in that jurisdiction must be taken into account, regardless of which government unit (e.g., federal, state, municipal or city) imposes the tax. The decree also provides that a “preferential tax regime” is one that deviates from the general corporate tax system in the subject jurisdiction and results in a lower effective tax rate.

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

On December 28, 2018, Colombia's government enacted Law No. 1,943, which established significant, wide-ranging tax reform, affecting direct and indirect taxation and impacting individuals, corporations and non-profits.

On October 16, 2019, the Colombian Constitutional Court declared Law 1,943 unconstitutional because of procedural flaws in Colombian Congress's approval process. However, the Court decided that the tax reform will remain in effect until the end of 2019, giving Congress time to approve a new tax law that affirms the 2018 tax reform or introduce new measures that would amend the Colombian tax laws.

On December 27, 2019, the Colombian Congress enacted Law No. 2,010. This tax reform replaced Law No. 1,943.

Corporate income tax.

National corporations, branches of foreign corporation and permanent establishment are taxed on worldwide income. National corporations are corporations that have their principal domicile in Colombia or are organized under Colombian law or that during the respective tax year or period have their effective place of management in Colombia (holding board meetings in Colombia is not enough to qualify as a national company).

The standard corporate income tax rate is 33%. In addition, an income tax surtax of 4% has applied to taxable income in excess of COP800 million until taxable periods ending December 31, 2019. Law No 2,010 introduced a reduction of the corporate income tax rate of 31% in year 2020, 31% in year 2021 and 30% from year 2022 and onwards.

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

Capital gains are subject to tax at a corporate income tax rate of 10%. It is assumed that the following items are considered capital gains: (a) Gains on the transfer of fixed assets owned for more than two years and (b) Gains resulting from the receipt of liquidation proceeds of corporations in excess of capital contributed if the corporation existed for at least two years.

Taxation on dividends

On December 28, 2016, the Colombian Congress enacted Law No. 1,819 introducing the taxation for distributions of dividends. Distribution to nonresidents are subject to dividends tax at a rate of 10%. The dividends tax rate for resident individuals is 0%, 5% or 10%, depending on the amount of the distribution. No dividend tax applies to distributions to resident companies. The dividends tax applies to the distribution of profits generated in 2017 and onwards. In addition, if the dividend distribution is made out of profits that were not taxed at the entity level, the distribution to nonresidents is subject to a 35% withholding tax (recapture tax). In this case, the 10% dividends tax applies to the distributed amount after it is reduced by the 35% tax. A 20% withholding tax is imposed on dividends paid to residents (including companies and individuals) out of profits not taxed at the corporate level if the taxpayer is required to file an income tax return. If the profits subject to tax at the corporate level in a given year are higher than the commercial profits of that year, the difference can be carried back for two years or carried forward for five years to offset the profits of such periods, in order to reduce or eliminate the amount of the distribution subject to the 35% withholding tax (or the 20% withholding tax on payments to residents). This carryforward or carryback should not reduce the amount of the distribution to nonresidents subject to the dividends tax of 10% (or the 5% or 10% dividends tax applicable for distributions to resident individuals).

Additionally, a 7.5% income tax rate is introduced on dividends distributed between resident companies, which applies on the first distribution, with a credit for the tax passed on to the ultimate shareholder (resident individual or non-resident entity or individual) and an exemption from the tax for distributions between registered economic group members.

Presumptive income.

Under the Colombian tax law, the tax base for corporate income tax purposes is the higher of actual taxable income or minimum presumptive income, which is equal to 3.5% of the net equity as of December 31 of the preceding tax year. Under Law No. 1,943 and Law No. 2,010, the presumptive income tax rate is reduced from 3.5% to 1.5% for years 2019 and 2020 and is abolished from year 2021.

Tax on indirect transfer of shares.

Law No. 1,943 and Law No. 2,010 introduced a new tax calculated over the profits derived from the indirect transfer of shares in Colombian entities and rights or assets located in Colombia through the transfer of shares, participations or rights of foreign entities are taxed in Colombia as if the underlying Colombian asset had been directly transferred. Where the seller fails to report the deemed income arising on the indirect transfer as net income or capital gains on the income tax return the “subordinate” Colombian company is jointly and severally liable for the tax payable, as well as any associated interest and penalties. The purchaser also is jointly and severally liable if it becomes aware that the transaction constitutes an abuse for tax purposes. These provisions do not apply where the underlying Colombian assets (i) are shares that are listed on a stock exchange or that are not more than 20% owned by a single beneficial owner or (ii) represent less than 20% of both the book value and the commercial value of the total assets held by the foreign entity being transferred.

Equity tax

Law No. 1,943 and Law No. 2,010 establishes a new equity tax on Colombian resident individuals’ worldwide net worth that will apply for years 2019, 2020, and 2021. Nonresident individuals will be taxed only on their Colombian assets. Nonresident entities will have to pay this tax on their assets owned in Colombia, such as real estate, yachts, artwork, boats, planes, and rights over mines or oil wells.

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

Argentina

By Decree No. 609/2019 of the Argentine Executive Power and Communication “A” 6770 of the Argentine Central Bank, both dated September 1, 2019, a rigid foreign exchange controls regime was reinstated until December 31, 2019, which has been extended without time limitation by Decree No. 91/2019 issued on December 28, 2019 by the Argentine Executive Power and Communication “A” 6862 issued by the Argentine Central Bank on January 15, 2020. Pursuant to these measures, as further amended and complemented, and other additional measures adopted by the Argentine Central Bank, as of the date of this annual report, among others:

(a)	It is required the prior authorization of the Central Bank for the access to the FX Market for the purchase of foreign currency:

•	For portfolio investment purposes for more than $200 per calendar month by individuals;

•	For portfolio investment purposes by legal entities, local governments, funds and trusts;

•	By non-Argentine residents, except for certain exemptions;

•	For the payment of dividends and transfer of earnings out of Argentina, except that no such prior authorization is required for the payment of profits and dividends as from January 17, 2020 in an amount that (including the amount of the payment being made at the time of the access) does not exceed 30% of the value of new capital contributions of foreign direct investments made to the Argentine company duly capitalized and registered before the Registry of Commerce (or pending such registration) and the proceeds of which have been transferred to Argentina and sold for Argentine pesos through the FX Market;

•	For the pre-payment of principal and interest on foreign financial indebtedness with an anticipation of more than three business days in advance to the scheduled maturity dates, unless certain conditions are met;

•	For the pre-payment of indebtedness for the import of goods and services, except for certain exemptions;

•	For the payment of indebtedness for the import of goods past due before August 31, 2019 or at sight with related foreign parties in excess of $2,000,000 per calendar month; and

•	For the payment of services with related foreign parties, except for certain exemptions.

(b)	The access to the FX Market for the purchase of foreign currency for any of the payments described above is subject to the compliance with the foreign indebtedness information regime before the Central Bank.

(c)	The proceeds of the disbursements of foreign financial loans incurred since September 1, 2019 must be transferred into Argentina and converted into Argentine Pesos through the FX Market in order to the Argentine resident debtor have access to the FX Market for the payment of principal and interests under such foreign financial loan on their scheduled maturity.

(d)	It is prohibited the access to the FX market for the purchase of foreign currency for the payment of local debts and other obligations incurred in foreign currency between Argentine residents originated as from September 1, 2019, except, among others, in the case of obligations instrumented by means of public registries or deeds as of August 30, 2019.

(e)	The proceeds from the collections of foreign currency by Argentine residents out of Argentina for the export of the following goods since September 2, 2019 are subject to mandatory transfer into Argentina and conversion into Argentine pesos through the FX Market, within the terms described in each case, computed from the shipment date:

•	15 consecutive days for crops and soybean oil;

•	30 consecutive days for hydrocarbons and derivatives;

•	60 consecutive days for exports between related parties not including the goods described above and for metal ores and precious metals;

•	180 consecutive days for all other goods; and

•	365 consecutive days for small exports under the EXPORTA SIMPLE program for medium and small companies with annual FOB exports of less than $600,000 and individual exports of less than $15,000 each.

Regardless of the applicable maximum terms described above, upon collection of the export receivables, the proceeds thereof are subject to the mandatory repatriation within the 5 consecutive days computed from the date of payment or collection.

(f)	The proceeds from the collection of foreign currency by Argentine residents out of Argentina for the export of services are subject to mandatory Repatriation within the 5 consecutive days computed from the date they are received.

(g)	As a general rule, Argentine residents may access the FX Market for the payment of imports of goods. Different requirements apply for goods with customs entry registration and goods with pending customs entry registration. The Argentine importer may access the FX Market to pay imports of goods with customs entry registration registered in the import payment tracking system (“SEPAIMPO”, after its Spanish acronym), provided that certain requirements are met, including, among others, the payment is not made before the scheduled maturity date. Payments must be made to the foreign supplier. Goods with pending customs entry registration are subject to a special follow-up regime.

Law No. 19,359 (revised text pursuant to Decree No. 480/95 and complementary regulations) establishes penalties for the infringement of any foreign exchange regulations (the “Criminal Exchange Regime”). Penalties include fines of up to a tenfold increase in the amount of the infringing transaction, temporary suspensions, disqualification for up to ten years preventing the infringing party from acting as importer, exporter and/or as foreign exchange institution, or even prison in event of recidivism.

For additional information regarding all current foreign exchange restrictions and exchange control regulations in Argentina, investors should consult their legal advisors and read the applicable rules mentioned herein, as well as any amendments and complementary regulations, which are available at the Argentine Central Bank's website: www.bcra.gob.ar

Colombia

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

India

The prevailing foreign exchange laws in India, more specifically, Section 8 of the Foreign Exchange Management Act, 1999, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign currency earned by the company outside India, within such time periods and in the manner specified by the Reserve Bank of India (the "RBI"). The RBI has promulgated guidelines that require Indian companies to realize and repatriate such foreign currency to India, inter alia by way of remittance into a foreign currency account such as an Exchange Earners Foreign Currency ("EEFC") account maintained with an authorized dealer in India. Remittance into an EEFC account is subject to the condition that the sum total of the accruals in the account during a calendar month should be converted into rupees on or before the last day of the succeeding calendar month, after adjusting for utilization of the balances for approved purposes or forward commitments.

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

The following chart is a summary of our principal subsidiaries as of February 13, 2020. You may find complete information about all of our subsidiaries and their respective holdings in Exhibit 8.1.

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

We believe that the most significant factors affecting our results of operations include:

•	market demand for integrated engineering, design and innovation technology services relating to emerging technologies and related market trends;

•	economic conditions in the industries and countries in which our clients operate and their impact on our clients' spending on technology services;

•	our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends;

•	expansion of our service offerings and success in cross-selling new services to our clients;

•	our ability to obtain new clients, increase penetration levels with our existing clients and continue to add value for our existing clients so as to create long-term relationships;

•	the availability of, and our ability to attract, retain and efficiently utilize, skilled IT professionals in Latin America, India, Europe and the United States;

•	operating costs in countries where we operate;

•	capital expenditures related to the opening of new delivery centers and client management locations and improvement of existing offices;

•	our ability to increase our presence onsite at client locations;

•	the effect of wage inflation in countries where we operate and the variability in foreign exchange rates, especially relative changes in exchange rates between the U.S. dollar and the Argentine peso, Uruguayan peso, Mexican peso, Colombian peso and Indian rupees; and

•	our ability to identify, integrate and effectively manage businesses that we may acquire.

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•	Pricing of and margin on our services and revenue mix. For time-and-materials contracts, the hourly rates we charge for our Globers are a key factor impacting our gross profit margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and winning higher profit margin assignments. During the three-year period ended December 31, 2019, we increased our revenues attributable to sales of technology solutions (primarily through our primarily through our Scalable Platforms, Agile Delivery, Continuous Evolution and UI Engineering Studios), however, our gross profit margin oscillate in 38.5%, 39.0% and 36.3% for the years ended December 31, 2019, 2018 and 2017, and our adjusted gross profit margin oscillate in 40.4%, 40.6% and 38.8% for the years ended December 31, 2019, 2018 and 2017, respectively, since it was affected by foreign exchange headwinds combined with some wage inflation in certain of the countries in which we operate.

•	Our ability to deepen and expand the portfolio of services we offer while maintaining our high standard of quality. The breadth and depth of the services we offer impacts our ability to grow revenues from new and existing clients. Through research and development, targeted hiring and strategic acquisitions, we have invested in broadening and deepening the domains of expertise of our Studios. Our future growth and success depend significantly on our ability to maintain the expertise of each of our Studios and to continue to innovate and to anticipate the needs of our clients and rapidly develop and maintain the expertise of each of our Studios, including relevant domain knowledge and technological capabilities required to meet those client needs, while maintaining our high standard of quality.

•	Recruitment, retention and management of IT professionals. Our ability to recruit, retain and manage our IT professionals may have an effect on our gross profit margin and our results of operations. Our IT professional headcount was 11,021 as of December 31, 2019, 7,821 as of December 31, 2018 and 6,279 as of December 31, 2017. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.

•	Evolution of client base. In recent years, as we have expanded significantly in the technology services industry; we have diversified our client base and reduced client concentration. Revenues attributable to our top ten clients increased by 32.5% from 2017 to 2018 and 13.3% from 2018 to 2019. Over the same period, we have increased our revenues from existing clients by expanding the scope and size of our engagements. The number of clients that each accounted for over $5.0 million of our annual revenues amounted to 26 in 2019, 21 in 2018 and 18 in 2017, and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 107 in 2019, from 90 in 2018 and 82 in 2017.

•	Investments in our delivery platform. We have grown our network of locations to 56 as of December 31, 2019, located in 37 cities throughout seventeen countries (United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (Guadalajara and México City), India (Pune and Bangalore), Spain (Madrid), Belarus (Minsk), Romania (Cluj) and United Kingdom (London)). We also have client management locations in the United States (Houston, San Francisco, New York, Winston-Salem, Redwood City and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires), France (Paris) and the United Kingdom (London). that are close to the main offices of key clients. Our integrated global delivery platform allows us to deliver our services through a blend of onsite and offsite methods. We have pursued a decentralization strategy in building our network of delivery centers, recognizing the benefits of expanding into other cities in Argentina and other countries in Latin America, including the ability to attract and retain highly skilled IT professionals in increasing scale. Our ability to effectively utilize our robust delivery platform could significantly affect our results of operations in the future.

•	Seasonality. Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. Our revenues tend to be higher in the third and fourth quarters of each year compared to the first and second quarters of each year due to seasonal factors. During the first quarter of each year, which includes summer months in the southern hemisphere, there is a general slowdown in business activities and a reduced number of working days for our IT professionals based in Argentina, Uruguay, Brazil, Peru, Chile and Colombia, which results in fewer hours being billed on client projects and therefore lower revenues being recognized on those projects. In addition, some of the reduction in the number of working days for our IT professionals in the first or second quarter of the year is due to the Easter holiday. Depending on whether the Easter holiday falls in March or April of a given year, the effect on our revenues and profitability due to the Easter holiday can appear either in the first or second quarter of that year. Finally, we implement annual salary increases in the second and fourth quarters of each year. Our revenues are traditionally higher, and our margins tend to increase, in the third and fourth quarters of each year, when utilization of our IT professionals is at its highest levels.

•	Net effect of inflation in Argentina and variability in the U.S. dollar and Argentine peso exchange rate. Because a portion of our operations is conducted from Argentina, our results of operations are subject to the net effect of inflation in Argentina and the variability in exchange rate between the U.S. dollar and the Argentine peso. The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, our functional currency in which a substantial portion of our revenues are denominated, the impact of wage inflation on our results of operations will decrease, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will increase. During the year ended December 31, 2019, the Argentine peso experienced a 59.02% devaluation from 37.60 Argentine pesos per U.S. dollar to 59.79 Argentine pesos per U.S. dollar and INDEC reported in 2019 an inflation rate of 53.8%. The combination of this devaluation and the inflation rate is not expected to have a significant impact on our revenues because a substantial portion of our sales are denominated in U.S. dollars. The devaluation, net of the impact of the inflation rate in the same period, has resulted in an increase in our operating costs, as a portion of our operating costs are primarily denominated in Argentine pesos. See "Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk" and "Quantitative and Qualitative Disclosures about Market Risk — Wage Inflation Risk."

Our results of operations are expected to benefit from government policies and regulations designed to foster the software industry in Argentina, primarily under the Software Promotion Law. For further discussion of the Software Promotion Law, see "Business Overview — Our Delivery Model — Government Support and Incentives."

Certain Income Statement Line Items

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium- to large-sized companies based in the United States, Europe and Latin America. For the year ended December 31, 2019, revenues increased by 26.2% to $659.3 million from $522.3 million for the year ended December 31, 2018. For the year ended December 31, 2018, revenues increased by 26.3% to $522.3 million from $413.4 million for the year ended December 31, 2017. Between 2017 and 2019, we experienced rapid growth in demand for our services and significantly expanded our business.

We perform our services primarily under time-and-material contracts and, to a lesser extent, fixed-price contracts. Revenues from our time-and-material contracts represented 82.5%, 82.6% and 91.1% of total revenues for the years ended December 31, 2019, 2018 and 2017, respectively. Revenues from our fixed-price contracts represented 16.1%, 17.4% and 8.9% of total revenues for the years ended December 31, 2019, 2018 and 2017, respectively. Revenues from our subscription resales contracts represented 1.3% for the year ended December 31, 2019. The remaining portion of our revenues in each year was derived from other types of contracts.

We discuss below the breakdown of our revenues by client location, industry vertical and client concentration. Revenues consist of technology services revenues and reimbursable expenses, which primarily include travel and out-of-pocket costs that are billable to clients.

Revenues by Client Location

Our revenues are sourced from three main geographic markets: North America (primarily the United States), Europe (primarily Spain and the United Kingdom) and Latin America (primarily Argentina, Chile, Mexico and Colombia). We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the year ended December 31, 2019, we had 822 clients.

The following table sets forth revenues by client location by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2019		2018		2017
	(in thousands, except percentages)
By Geography
North America	$496,353	75.3%	$407,090	77.9%	$325,614	78.8%
Europe	46,784	7.1%	46,240	8.9%	38,484	9.3%
Asia	4,653	0.7%	3,067	0.6%	700	0.2%
Latin America and other	111,535	16.9%	65,913	12.6%	48,641	11.8%
Revenues	$659,325	100.0%	$522,310	100.0%	$413,439	$100.0%

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

	Year ended December 31,
	2019		2018		2017
	(in thousands, except percentages)
By Industry Vertical
Media and Entertainment	$156,292	23.7%	$133,093	25.5%	$99,640	24.1%
Travel & Hospitality	92,773	14.1%	89,212	17.1%	68,400	16.5%
Banks, Financial Services and Insurance	143,788	21.8%	114,439	21.9%	94,994	23.0%
Technology & Telecommunications	88,183	13.4%	67,310	12.9%	60,648	14.7%
Professional Services	73,282	11.1%	52,318	10.0%	40,660	9.8%
Consumer, Retail & Manufacturing	85,698	13.0%	54,087	10.4%	36,025	8.7%
Other Verticals	19,309	2.9%	11,851	2.2%	13,072	3.3%
Total	$659,325	100.0%	$522,310	100.0%	$413,439	$100.0%

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

The following table sets forth revenues contributed by our largest client, top five clients, top ten clients and top twenty clients by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2019		2018		2017
	(in thousands, except percentages)
Client concentration
Top client	$73,772	11.2%	$58,786	11.3%	$42,049	10.2%
Top five clients	171,928	26.1%	167,341	32.0%	119,431	28.9%
Top ten clients	260,145	39.5%	229,646	44.0%	173,333	41.9%
Top twenty clients	350,074	53.1%	301,774	57.8%	228,922	55.4%

Our top ten customers for the year ended December 31, 2019 have been working with us for, on average, seven years.

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2018 and 2017 contributed 91.3% and 81.6% of our revenues in 2019, respectively. Our existing clients from 2017 contributed 95.5% of our revenues in 2018. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annual revenues increased (26 in 2019, 21 in 2018 and 18 in 2017) and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 107 in 2019, 90 in 2018 and 82 in 2017. The following table shows the distribution of our clients by revenues for the year presented:

	Year ended December 31,
	2019	2018	2017
Over $5 Million	26	21	18
$1 - $5 Million	81	69	64
$0.5 - $1 Million	53	39	45
$0.1 - $0.5 Million	191	86	82
Less than $0.1 Million	471	158	147
Total Clients	822	373	356

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client's exclusive external technology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Operating Expenses

Cost of Revenues

The principal components of our cost of revenues are salaries and travel costs related to the provision of services. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. Salaries of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period. Up to 70% of the amounts paid by our Argentine subsidiaries for certain social security taxes in respect of base and incentive compensation of our IT professionals is credited back to those subsidiaries under the Software Promotion Law, reducing the effective cost of social security taxes from approximately 19.0% to approximately 10.0% of the base and incentive compensation on which those contributions are calculated. For further discussion of the Software Promotion Law, see "— Income Tax Expense" below and note 3.7.1.1 to our audited consolidated financial statements for the year ended December 31, 2019.

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

Depreciation and Amortization Expense (included in "Cost of Revenues" and "Selling, General and Administrative Expenses")

Depreciation and amortization expense consists primarily of depreciation of our property and equipment (primarily leasehold improvements, servers and other equipment), depreciation of right-of-use assets (primarily office spaces and office equipment) and amortization of our intangible assets, (mainly software licenses, acquired intangible assets and internal developments). We expect that depreciation and amortization expense will continue to increase as we open more delivery centers and client management locations.

Net impairment losses on financial assets

Net impairment losses on financial assets includes impairment of trade receivables and impairment of tax credits, net of recoveries. Impairment of trade receivables represents an allowance for bad debts for expected credit losses resulting from substantial doubt about the recoverability of such credits. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition. During the years ended December 31, 2019 and 2018, we recorded a loss of $0.3 and $3.4, respectively, related to the recognition of the allowance for bad debts. For the year ended December 31, 2017, we recorded a gain of $0.01 related to a recovery of the allowance for bad debts.

Impairment of tax credits represents an allowance for impairment of VAT credits for estimated losses resulting from substantial doubt about the recoverability of such credits. This allowance was determined by estimating future uses of this VAT credit. During the years ended December 31, 2018 and 2017 we recorded a loss of $0.05 and $1.6, respectively, related to the recognition of the allowance for impairment of VAT credits after considering new facts and circumstances that occurred during those periods. In 2019, we recovered the amount of $0.05 which are related with the tax credits originated in the software promotion regime.

Under Argentina's Law No. 25,922 (Ley de Promoción de la Industria de Software), as amended by Law No. 26,692 and Decree No. 95/2018 (the "Software Promotion Law"), our operating subsidiaries in Argentina receive a tax credit of up to 70% of amounts paid for certain social security taxes (contributions) that may be offset against value-added tax and income tax liabilities.

The Software Promotion Law remained in effect until December 31, 2019. Law No. 27,506 (Ley de Economía del conocimiento), published in the Argentine Official Gazette on June 10, 2019, creates a promotion regime for knowledge economy-related business (the "Knowledge based Economy Law") which is applicable to our subsidiaries in Argentina from January 1, 2020 and will be valid until December 31, 2029.

According to the Knowledge based Economy Law, the tax credits available as of December 31, 2019 can be used against value-added tax and income tax liabilities during the subsequent years or can be transferred.

Other operating (expenses) income, net

Other operating (expenses) income, net includes an impairment of intangible assets. For the years ended December 31, 2019, 2018 and 2017, we recorded a loss of $0.7 million, $0.3 million and $4.7 million, respectively, related to the remeasurement of our internal developments and intangible assets acquired in business combinations, based on our evaluation of projected lower future cash flows from the related customer relationships.

Finance Income

Finance income consists of foreign exchange gain on monetary assets, liabilities denominated in currencies other than the U.S. dollar and interest gains on time deposits, bills issued by the Treasury of the Argentine Republic (LETEs and LECAPs), bills issued by the Treasury Department of the U.S. (Treasury bills), foreign exchange forward contracts and future contracts, and mutual funds.

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

Software Promotion Law was in force until December 31, 2019.

Moreover, the Law No. 27,506 (Ley de Economía del conocimiento), published in the Argentine Official Gazette on June 10, 2019, creates a promotion regime for knowledge economy-related business (the "Knowledge based Economy Law"), which is applicable to our subsidiaries in Argentina from January 1, 2020 and will be valid until December 31, 2029. The Regime decreases the corporate income tax rate to 15% and also has benefits related with social security taxes (contributions).

For further discussion of the Software Promotion Law and the Knowledge based Economy Law, see "Business Overview — Our Delivery Model — Government Support and Incentives".

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

The law decreased the corporate income tax rate from 35% to 30% for fiscal years commencing on or after January 1, 2018 through December 31, 2019, and to 25% for fiscal years commencing after December 31, 2019.

On December 23, 2019, the Argentine Government enacted the Ley de Solidaridad Social y Reactivación Productiva No. 27,541 (the "Law on Social Solidarity and Productive Reactivation " or the "Social Solidarity Law") which declared a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and also delegated legislative powers to the National Executive Power, until December 31, 2020. According to the Social Solidarity Law, the corporate income and dividend tax rates for tax years commencing on or after January 1, 2020 through December 31, 2020 are 30% and 7%, respectively. Consequently, the effectiveness of the 25% and 13% tax rates have been delayed until tax years commencing after December 31, 2020.

The operations of the Argentine subsidiaries are one of the most significant source of profit before income tax. For further information of the taxation in Argentina, see "Business Overview — Regulatory Overview — Argentine Taxation ".

Our subsidiary in Uruguay, which is domiciled in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax. The subsidiary located outside the tax-free zone has an exemption from income tax and value-added tax applicable to the exports of software development services. For further discussion of the Uruguayan Incentives, see "Business Overview — Our Delivery Model — Government Support and Incentives".

Until December 31, 2017, our subsidiary in Colombia was subject to federal corporate income tax of 34% and a surcharge of 6% calculated on net income before income tax. For fiscal year 2018, the income tax rate was 33% and surcharge rate was 4%. On December 28, 2018, Colombia’s 2019 finance bill was enacted as Law 1,943. The Law gradually reduce the corporate tax rates and eliminate the surcharge from January 1, 2019 and onwards. On October 16, 2019 the latest tax reform enacted by the Colombian congress, Law No 1,943, was revoked due to procedural defects. It was replaced by the Law No 2010, published on December 27, 2019, and includes the same provisions as the former. For further discussion of the Colombian Incentives, see "Business Overview — Our Delivery Model — Regulatory Overview"

Our U.S. subsidiary, Globant LLC, is subject to U.S. federal income tax at the rate of 21%. On December 22, 2017, the United States enacted legislation referred to as the Tax Cuts and Jobs Act ("2017 Tax Act"), which instituted fundamental changes to the taxation of multinational corporations. The 2017 Tax Act includes significant changes to the U.S. corporate income tax system, including a federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, changes regarding net operating loss carryforwards, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. Furthermore, as part of the transition to the new tax system, a one-time transition tax was imposed on a U.S. shareholder's historical undistributed earnings of foreign affiliates. The 2017 Tax Act introduces various other changes to the Internal Revenue Code.

The 2017 Tax Act also introduces base erosion provisions for U.S corporations that are part of a multinational group. For fiscal years beginning after December 31, 2017, a U.S. corporation is potentially subject to tax under the BEAT, if the controlled group of which it is a part has sufficient gross receipts and derives a sufficient level of "base erosion tax benefits.".

On December 13, 2018, the Internal Revenue Service (“IRS”) published a proposed regulation that provide guidance regarding the BEAT application for public comments. The final document was published in the Federal Register on December 2, 2019.

As of the date of this annual report, certain provisions of the 2017 Tax Act may not currently apply to us, including those designed to (i) tax GILTI; (ii) establish a deduction for FDII; (iii) eliminate the intercompany payment deduction under BEAT; and (iv) establish new limitations on certain executive compensation. Unless otherwise discussed, potential investors in our common shares should consult their own tax advisors regarding the effect of the 2017 Tax Act on ownership of our common shares.

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

Our subsidiaries in Mexico are subject to corporate income tax at the rate of 30%.

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

	Year ended December 31,
	2019		2018		2017
	(in thousands, except percentages)
Consolidated Statements of profit or loss and other comprehensive income:
Revenues (1)	$659,325	100.0%	$522,310	100.0%	$413,439	100.0%
Cost of revenues (2)	(405,164)	(61.5)%	(318,554)	(61.0)%	(263,171)	(63.7)%
Gross profit	254,161	38.5%	203,756	39.0%	150,268	36.3%
Selling, general and administrative expenses (3)	(172,478)	(26.2)%	(133,187)	(25.5)%	(110,813)	(26.8)%
Net impairment losses on financial assets (4)	(228)	—%	(3,469)	(0.7)%	(1,581)	(0.4)%
Other operating expense, net (5)	(720)	(0.1)%	(306)	(0.1)%	(4,708)	(1.1)%
Profit from operations	80,735	12.2%	66,794	12.8%	33,166	8.0%
Gain on transactions with bonds (6)	1,569	0.2%	—	—%	—	—%
Finance income	13,643	2.1%	11,418	2.2%	7,956	1.9%
Finance expense	(26,801)	(4.1)%	(16,968)	(3.2)%	(11,036)	(2.7)%
Finance (expense) income, net (7)	(13,158)	(2.0)%	(5,550)	(1.1)%	(3,080)	(0.7)%
Share of results of investment in associates (8)	(224)	—%	—	—%	—	—%
Other income and expenses, net (9)	110	—%	6,220	1.2%	8,458	2.0%
Profit before income tax	69,032	10.5%	67,464	12.9%	38,544	9.3%
Income tax (10)	(15,017)	(2.3)%	(15,868)	(3.0)%	(8,081)	(2.0)%
Net income for the year	$54,015	8.2%	$51,596	9.9%	$30,463	7.4%

(1)	Includes transactions with related parties of $1,419, $5,937 and $5,590 for the years ended December 31, 2019, 2018 and 2017, respectively.

(2)	Includes depreciation and amortization expense of $7,350, $4,022 and $4,339 for the years ended December 31, 2019, 2018 and 2017, respectively. Also includes share based compensation for $4,976, $4,248 and $5,666 for the years ended December 31, 2019, 2018 and 2017, respectively.

(3)	Includes depreciation and amortization expense of $16,905, $16,521 and $11,789 for the years ended December 31, 2019, 2018 and 2017, respectively. Also includes share based compensation of $14,912, $8,665 and $8,798 for the years ended December 31, 2019, 2018 and 2017, respectively.

(4)	Includes a loss of $275 and $3,421 and a gain of $5 on impairment of trade receivables for the years ended December 31, 2019, 2018 and 2017, respectively. Includes a recovery of impairment of tax credits of 47 for 2019, an impairment loss of tax credits of 48 and 1,586 for 2018 and 2017, respectively

(5)	Includes an impairment of intangibles assets of $720, $306 and $4,708 for the years ended December 31, 2019, 2018, and 2017, respectively.

(6)	Includes a gain of $1,569 from transactions with Argentine sovereign bonds denominated in U.S. dollars acquired in the U.S. market with cash received from repayments of intercompany loans for the year ended December 31, 2019.

(7)	Includes foreign exchange loss, net, of $8,841, $7,437 and $2,729 for the years ended December 31, 2019, 2018 and 2017, respectively.

(8)	Includes a loss of $224 related to our share of the loss from our investment in Acamica, described in note 11.2 to our audited consolidated financial statements.

(9)	Includes as of December 31,2019, 2018 and 2017 a loss of $85, a gain of $6,700 and $6,735, respectively, on remeasurement of the contingent consideration of Avanxo, Pointsource, Clarice, L4, WAE and Ratio. Includes as of December 31, 2018 and 2017 a gain of $1,611 and $1,726, respectively, related to the remeasurement at fair value of the call and put option over non-controlling interest in Dynaflows. In 2018 includes the derecognition of the call option over non-controlling interest of 455. In 2018 includes the loss of 1,038 related to the settlement agreed with WAE former owners. In 2018 includes the impairment of the investment in Collokia of 800.

(10)	Includes deferred tax gains of $4,310, $7,456 and $5,972 for the years ended December 31, 2019, 2018 and 2017, respectively.

2019 Compared to 2018

Revenues

Revenues were $659.3 million for 2019, representing an increase of $137 million, or 26.2%, from $522.3 million for 2018.

Revenues from North America increased by $89.3 million, or 21.9%, to $496.4 million for 2019 from $407.1 million for 2018. Revenues from Latin America and other countries increased by $45.6 million, or 69.2%, to $111.5 million for 2019 from $65.9 million for 2018. Revenues from Europe increased by $0.6 million, or 1.3%, to $46.8 million for 2019 from $46.2 million for 2018. Revenues from Asia increased by $1.5 million, or 48.4%, to $4.6 million for 2019 from $3.1 million for 2018.

Revenues from technology and telecommunications clients increased by $20.9 million, or 31.1%, to $88.2 million for 2019 from $67.3 million for 2018. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand in digital content, consumer experience services and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $23.2 million, or 17.4%, to $156.3 million for 2019 from $133.1 million for 2018. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our digital content solutions, mobile applications, and consumer experience practices. Revenues from professional services clients increased by $21.0 million, or 40.2%, to $73.3 million for 2019 from $52.3 million for 2018. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to process automation, digital content and consumer experience solutions. Revenues from consumer, retail and manufacturing clients increased by $31.6 million, or 58.4%, to $85.7 million for 2019 from $54.1 million for 2018. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to scalable platforms solutions, consulting practices, and big data, supported by the cross-selling capabilities of our Studios. Revenues from banks, financial services and insurance clients increased by $29.4 million, or 25.7%, to $143.8 million for 2019 from $114.4 million for 2018. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to scalable platforms, cloud and mobile. Revenues from travel and hospitality clients increased by $3.6 million, or 4.0%, to $92.8 million for 2019 from $89.2 million for 2018. This increase is primarily attributable to large increase in demand for consumer experience and automated testing services. Revenues from clients in other verticals decreased by $7.3 million, or 61.3%, to $19.2 million for 2019 from $11.9 million for 2018.

Revenues from our top ten clients in 2019 increased by $30.5 million, or 13.3%, to $260.1 million for 2019 from $229.6 million for 2018, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for 2019, Walt Disney Parks and Resorts Online, increased by $15.0 million, or 25.5%, to $73.8 million for 2019 from $58.8 million for 2018.

Cost of Revenues

Cost of revenues was $405.2 million for 2019, representing an increase of $86.6 million, or 27.2%, from $318.6 million for 2018. The increase was primarily attributable to the net addition of 3,200 IT professionals since December 31, 2018, an increase of 40.9%, to satisfy growing demand for our services, which translated into an increase in salaries. Cost of revenues as a percentage of revenues increased to 61.5% for 2019 from 61.0% for 2018.

Salaries, employee benefits, social security taxes and share based compensation, the main component of cost of revenues, increased by $74.2 million, or 24.9% to $371.6 million for 2019 from $297.4 million for 2018. Salaries, employee benefits and social security taxes include a $5.0 million share-based compensation expense in 2019 and $4.2 million share-based compensation expense in 2018.

Depreciation and amortization expense was $7.4 million and $4.0 million for 2019 and 2018. The increase is mainly due to the depreciation of computer equipment acquired to satisfy growing demand for our services, and is also explained by the depreciation and amortization expense from Avanxo and Belatrix, which were acquired on February 1, 2019 and August 9, 2019, respectively.

Travel and housing was $17.1 and $6.6 million for 2019 and 2018. The increase is mainly due to travel and housing expense from Avanxo and Belatrix, which were acquired on February 1, 2019 and August 9, 2019, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $172.5 million for 2019, representing an increase of $39.3 million, or 29.5%, from $133.2 million for 2018. The increase was primarily attributable to $27.5 million increase in salaries, employee benefits, social security taxes and share based compensation related to the addition of a number of senior sales executives in our main market, the United States; a $11.9 million decrease in rental expenses which was offset by an increase of $15.0 million in depreciation and amortization, resulting in a net effect of $3.1 mainly explained by the adoption of IFRS 16 (refer to note 2.1 to our audited consolidated financial statements). The adoption of IFRS 16 resulted in some expenses that were previously recognized as rental expenses being reclassified to depreciation and amortization expenses. In addition, there was a $10.1 million increase in taxes mainly related to the export duties in Argentina. Selling, general and administrative expenses as a percentage of revenues increased to 26.2% for 2019 from 25.5% for 2018. Share-based compensation expense within selling, general and administrative expenses accounted for $14.9 million, or 2.3%, as a percentage of revenues for 2019, and $8.7 million, or 1.7%, as a percentage of revenues for 2018.

Impairment on financial assets

During the year ended December 31, 2019 and 2018, we recorded a loss for impairment of financial assets of $0.2 and $3.5. The decrease was primarily attributable to the recognition of an impairment of $3.4 resulting from substantial doubt about the recoverability of the some trade receivables in 2018.

Other operating expenses, net

Other operating expenses was $0.7 million for 2019. The loss was due to the recognition of an impairment of intangibles assets.

Gain on transaction with bonds

Gain on transactions with bonds was $1.6 million for 2019. We did not engage in these types of transactions during 2018.

Finance Income

Finance income for 2019 was $13.6 million compared to $11.4 million for 2018, mainly resulting from foreign exchange gains of $7.5 million as compared to $6.9 million in 2018, and gains from short-term investments, primarily related to gains from financial assets measured at fair value through profit and loss, of $5.0 million as compared to $4.1 million in 2018.

Finance Expense

Finance expense increased to $26.8 million for 2019 from $17.0 million for 2018, primarily reflecting a foreign exchange loss of $16.4 million mainly related to the impact of the weakening of some Latin American currencies against the U.S. dollar on our monetary assets, denominated in such currencies, a loss of $3.8 million primarily related to gains from financial assets measured at fair value through profit and loss, and interest expense of $5.1 million. Other financial expenses totaled $1.5 million.

Other Income and Expenses, Net

Other income and expenses, net decreased to a gain of $0.1 million for 2019 from a gain of $6.2 million for 2018. Our 2019 and 2018 results includes a loss of $0.1 and a gain of $6.7 on the remeasurement of contingent consideration related to the acquisition of L4, Ratio and PointSource, a loss of $1.0 for 2018 related to the settlement agreed with WAE former owners, a gain of $1.6 million for 2018 related to the remeasurement at fair value of the call and put option over our non-controlling interest in Dynaflows, and a loss of $0.8 and $0.5 related to the impairment of the Collokia investment and to derecognition of the call option of Dynaflows, respectively, for the year ended December 31, 2018.

Income Tax

Income tax expense amounted to $15.0 million for 2019, an decrease of $0.9 million from a $15.9 million income tax expense for 2018. The decrease in income tax expense was driven by the impact of the devaluation of the Latin American currency and also by the effect of the inflation adjustment mechanism for tax purposes. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) decreased to 21.8% for 2019 from 23.5% for 2018, principally explained by the impact of the weakness of some Latin American currencies against U.S. Dollars and also balanced distribution of gains and costs across the company.

Net Income for the Year

As a result of the foregoing, we had a net income of $54.0 million for 2019, compared to $51.6 million for 2018.

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

Revenues from technology and telecommunications clients increased by $6.7 million, or 11.1%, to $67.3 million for 2018 from $60.6 for 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand in digital content, consumer experience services and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $33.5 million, or 33.6%, to $133.1 million for 2018 from $99.6 million for 2017. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our digital content solutions, mobile applications, and consumer experience practices. Revenues from professional services clients increased by $11.6 million, or 28.5%, to $52.3 million for 2018 from $40.7 million for 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to process automation, digital content and consumer experience solutions. Revenues from consumer, retail and manufacturing clients increased by $18.1 million, or 50.3%, to $54.1 million for 2018 from $36.0 million for 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to scalable platforms, consulting practices, and big data, supported by the cross-selling capabilities of our Studios. Revenues from banks, financial services and insurance clients increased by $19.4 million, or 20.4%, to $114.4 million for 2018 from $95.0 million for 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to scalable platforms, cloud and mobile. Revenues from travel and hospitality clients increased by $20.8 million, or 30.4% to $89.2 million for 2018 from $68.4 million for 2017. This increase is primarily attributable to large increase in demand for consumer experience and automated testing services. Revenues from clients in other verticals decreased by $1.2 million, or 9.2%, to $11.9 million for 2018 from $13.1 million for 2017.

Revenues from our top ten clients in 2018 increased by $56.3 million, or 32.5%, to $229.6 million for 2018 from $173.3 million in 2017, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for 2018, Walt Disney Parks and Resorts Online, increased by $16.8 million, or 40.0%, to $58.8 million for 2018 from $42.0 million for 2017.

Cost of Revenues

Cost of revenues was $318.6 million for 2018, representing an increase of $55.4 million, or 21.0%, from $263.2 million for 2017. The increase was primarily attributable to the net addition of 1,542 IT professionals since December 31, 2017, an increase of 24.6%, to satisfy growing demand for our services, which translated into an increase in salaries. Cost of revenues as a percentage of revenues decreased to 61.0% for 2018 from 63.7% for 2017. The decrease was primarily attributable to cost efficiencies, lower salaries in terms of US. dollars derived from the devaluation of the Argentina peso and, to a lesser extent, of the Colombian peso in 2018.

Salaries, employee benefits, social security taxes and share based compensation, the main component of cost of revenues, increased by $52.7 million, or 21.5% to $297.4 million for 2018 from $244.7 million for 2017. Salaries, employee benefits and social security taxes include a $4.2 million share-based compensation expense in 2018 and $5.7 million share-based compensation expense in 2017.

Depreciation and amortization expense included in the cost of revenues was $4.0 million and $4.3 million for 2018 and 2017.

Travel and housing was $6.6 million for 2018 and 2017.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $133.2 million for 2018, representing an increase of $22.4 million, or 20.2%, from $110.8 million for 2017. The increase was primarily attributable to a $5.7 million increase in salaries, employee benefits, social security taxes and share based compensation related to the addition of a number of senior sales executives in our main market, the United States; a $4.7 million increase in depreciation and amortization expense; a $3.3 million increase in office and rental expenses related to the opening of the new delivery centers. In addition, there was a $3.9 million increase in professional fees including audit and other professional services. Selling, general and administrative expenses as a percentage of revenues decreased to 25.5% for 2018 from 26.8% for 2017. Share-based compensation expense within selling, general and administrative expenses accounted for $8.7 million, or 1.7%, as a percentage of revenues for 2018, and $8.8 million, or 2.1%, as a percentage of revenues for 2017.

Impairment on financial assets

During the year ended December 31, 2018 and 2017, we recorded a loss for impairment of financial assets of $3.5 million and $1.6 million, respectively. The increase was primarily attributable to the recognition of an impairment of $3.4 resulting from substantial doubt about the recoverability of some trade receivables. For 2017 the loss of $1.6 was due to the recognition of an impairment of tax credits.

Other operating expenses, net

Other operating expenses was $0.3 million for 2018. The loss was due to the recognition of an impairment of intangibles assets.

Finance Income

Finance income for 2018 was $11.4 million compared to $8.0 million for 2017, mainly resulting from foreign exchange gains of $6.9 million as compared to $6.3 million in 2017 and gains from short-term investments, primarily related to gains from financial assets measured at fair value through profit and loss, of $4.1 million as compared to $1.2 million in 2017.

Finance Expense

Finance expense increased to $17.0 million for 2018 from $11.0 million for 2017, primarily reflecting a foreign exchange loss of $14.3 million mainly related to the impact of the weakening of some Latin American currencies against the U.S. dollar on our monetary assets denominated in such currencies, a loss of $1.1 million primarily related to gains from financial assets measured at fair value through profit and loss, and interest expense of $0.7 million. Other financial expenses totaled $0.9 million.

Other Income, Net

Other income and expenses, net decreased to a gain of $6.2 million for 2018 from a gain of $8.5 million for 2017. Our 2018 and 2017 results include a gain of $6.7 million on the remeasurement of contingent consideration related to the acquisition of Clarice, WAE, L4, Ratio, PointSource and WAE, a gain of $1.6 million and $1.7 million for 2018 and 2017 related to the remeasurement at the fair value of the call and put option over our non-controlling interest in Dynaflows), and a loss of $0.8 and $0.5 related to the impairment of the Collokia investment and to the derecognition of the call option of Dynaflows, respectively, for the year ended in December 31, 2018.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities. For the year 2019, we derived 92.2% of our revenues from clients in North America and Latin America pursuant to contracts that are entered into by our subsidiaries located in the United States, Argentina, Chile, Mexico and Colombia.

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

The following table sets forth our historical capital expenditures for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019(***)	2018(**)	2017(*)
	(In thousands)
Capital expenditures	$27,776	$28,506	$26,314

*	Excludes impact of Ratio and PointSource acquisitions for the year ended December 31, 2017.

**	Excludes impact of SmallFootprint acquisition for the year ended December 31, 2018.

***	Excludes impact of Avanxo, Belatrix and BI Live acquisitions for the year ended December 31, 2019.

Investments

During 2017, we invested $26.3 million in capital expenditures, primarily to establish our delivery centers in La Plata and Tandil, Argentina, Madrid, Spain, Bogotá and Medellín, Colombia and New York, U.S., and $8.8 million invested in internal developments and acquired licenses.

During 2018, we invested $28.5 million in capital expenditures, primarily to complete our works on our delivery centers in La Plata, Argentina and Medellín and Bogotá, Colombia, and to establish our delivery centers in Mexico City, Mexico, Bangalore, India, and Seattle, U.S., and invested $9.6 million invested in internal developments and acquired licenses.

During 2019, we invested $27.8 million in capital expenditures primarily made to complete our works on our delivery centers in Medellín and Bogotá, Colombia,Tandil, Argentina, and Pune, India, and computer equipments for our delivery centers in Argentina, Mexico and Colombia. Additionally, we invested $11.4 million in internal developments and acquired licenses.

Acquisitions

On February 28, 2017, we acquired 100% of shares of Ratio Cypress, LLC. Ratio offers design, development and quality assurance services necessary to build and manage robust digital products and video streaming solutions for major media companies. The aggregate purchase price amounted to $9.5 million, of which $3.7 million is payable on a deferred basis and subject to the occurrence of certain targets.

On June 1, 2017, we acquired 100% of shares of PointSource. PointSource offers digital solutions to its customers which include design, digital strategy, development and marketing services. The aggregate purchase price amounted to $28.6 million, of which $13.1 million is payable on a deferred basis and subject to the occurrence of certain targets.

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

On January 17, 2019, we entered into a share purchase agreement with the shareholders of Avanxo (Bermuda) Limited, pursuant to which we agreed to purchase all of Avanxo’s share capital subject to the terms and conditions set forth in the share purchase agreement. Avanxo is a cloud consulting and implementation company headquartered in Bermuda, with operations in Brazil, Mexico, Colombia, Peru, Argentina and the United States. The transaction closed on February 1, 2019. The aggregate purchase price under the share purchase agreement amounted to $44.5 million.

On August 9, 2019, we entered into an equity purchase agreement with the equityholders of Belatrix Global Corporation S.A., a Spanish stock company, pursuant to which we purchased all of the outstanding equity interests in Belatrix and its subsidiaries. The transaction was simultaneously signed and closed. Belatrix is a software and applications development company with operations in Argentina, Peru, Colombia and the United States. The aggregate purchase price under the SPA amounted to $64.5 million.

On October 16, 2019, we entered into an purchase agreement with the equity holders of BI Live S.R.L., an Argentine company, pursuant to which we purchased certain assets, rights and obligations of BI Live. The transaction closed on November 8, 2019. The aggregate purchase price under this agreement amounted to $3.4 million.

As of December 31, 2019, we had cash and cash equivalents and investments of $82.5 million.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	For the year ended December 31,
	2019	2018	2017
Net cash provided by operating activities	79,709	67,197	42,989

Net cash used in investing activities	(151,558)	(46,117)	(57,534)

Net cash provided by financing activities	56,712	4,094	16,598

Effect of exchange rate changes on cash and cash equivalents	252	(93)	(60)

Cash and cash equivalents at beginning of the year	77,606	52,525	50,532
Cash and cash equivalents at end of the year	62,721	77,606	52,525
Net (decrease) increase in Cash and cash equivalents at end of year	(14,885)	25,081	1,993

Operating Activities

Net cash provided by operating activities was generated primarily by profits before taxes adjusted for non-cash items, including depreciation and amortization expense, shared-based compensation expense and the effect of working capital changes.

Net cash provided by operating activities was $79.7 million for the year ended December 31, 2019 as compared to net cash provided in operating activities of $67.2 million for the year ended December 31, 2018. This increase of $12.5 million in net cash provided by operating activities was primarily attributable to a $32.6 million increase in profit before income tax expense adjusted for non-cash-items, a $17.5 million decrease in working capital and a 2.5 million increase in income tax payments, net of reimbursements.

Changes in working capital in the year ended December 31, 2019 consisted primarily of a $38.9 million increase in trade receivables, a $8.4 million increase in other receivables, a $7.2 million increase in trade payables, a $2.1 million increase in tax liabilities, and $8.8 million increase in payroll and social security taxes payable. The $38.9 million increase in trade receivables reflects our revenue growth. The $8.4 million increase in other receivables was mainly related to the increase in prepaid expenses and advances to suppliers. Payroll and social security taxes payable increased to $72.3 million as of December 31, 2019 from $58.5 million as of December 31, 2018, primarily as a result of the growth in our headcount in line with our expansion.

Net cash provided by operating activities was $67.2 million for the year ended December 31, 2018, as compared to net cash provided by operating activities of $43.0 million for the year ended December 31, 2017. This increase of $24.2 million in net cash provided by operating activities was primarily attributable to a $33.6 million increase in profit before income tax expenses adjusted for non-cash items, a $7.3 million decrease in working capital and a $2.1 million increase in income tax payments, net of reimbursements.

Changes in working capital in the year ended December 31, 2018 consisted primarily of a $36.4 million increase in trade receivables, a $10.6 million increase in other receivables, a $2.5 million increase in trade payables, and increase in utilization of provision for contingencies of $1.1 million, a $0.9 million increase in tax liabilities, and $21.9 million increase in payroll and social security taxes payable. The $36.4 million increase in trade receivables reflects our revenue growth. The $10.6 million increase was mainly related to the increase in prepaid expenses and advances to suppliers. Payroll and social security taxes payable increased to $58.5 million as of December 31, 2018 from $40.5 million as of December 31, 2017, primarily as a result of the growth in our headcount in line with our expansion.

Investing Activities

Net cash of $151.6 million was used in investing activities for the year ended December 31, 2019 as compared to $46.1 million of net cash used in investing activities during the year ended December 31, 2018. During the year ended December 31, 2019, we invested in mutual funds and sovereign bonds, which generated an outflow of $8.4 million, we invested $31.9 million in fixed and intangible assets and $106.3 million in acquisition-related transactions, and we made payments of $0.7 million related to forward contracts.

Net cash of $46.1 million was used in investing activities for the year ended December 31, 2018, as compared to $57.5 million of net cash used in investing activities during the year ended December 31, 2017. During the year ended December 31, 2018, we invested in mutual funds and sovereign bonds, which generated an outflow of $1.0 million, we invested $28.7 million in fixed and intangible assets and $18.4 million in acquisition-related transactions, and we obtained proceeds of $2.4 million from forward contracts.

Financing Activities

Net cash of $56.7 million was provided by financing activities for the year ended December 31, 2019, as compared to $4.1 million of net cash provided by financing activities for the year ended December 31, 2018. During the year ended December 31, 2019, we received $15.8 million for the issuance of shares under our share-based compensation plan, $7.8 million proceeds from subscription agreements and net proceeds from borrowings of $49.0 million. Additionally, during the year ended December 31, 2019 we paid $15.8 million of lease liabilities related to the adoption of IFRS 16 (refer to note 2.1 to our audited consolidated financial statements). In 2018 such payments were included as changes in working capital in operating activities.

Net cash of $4.1 million was provided by financing activities for the year ended December 31, 2018 as compared to $16.6 million of net cash provided by financing activities for the year ended December 31, 2017. During the year ended December 31, 2018, we received $7.0 million for the issuance of shares under our share-based compensation plan, $3.2 proceeds from subscription agreement and paid borrowing for $6.0 million.

Future Capital Requirements

We believe that our existing cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. In addition, as of December 31, 2019, IAFH Global S.A. had recognized an aggregate of $0.564 million in value-added tax credits. We expect to monetize the value of those value-added tax credits by way of cash reimbursement from AFIP during 2019.

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

In November 2018, Globant LLC, our U.S. subsidiary (the “Borrower”) entered into an Amended and Restated Credit Agreement (the “A&R Credit Agreement”) with the financial institutions listed therein, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender. As of December 31, 2019, $50.4 million was outstanding under the A&R Credit Agreement.

On February 6, 2020, the Borrower, entered into a Second Amended and Restated Credit Agreement (the “Second A&R Credit Agreement”), by and among certain financial institutions listed therein, as lenders, and HSBC Bank USA, National Association, as administrative agent, issuing bank and swingline lender. Under the Second A&R Credit Agreement, which amends and restates the existing A&R Credit Agreement, dated as of November 1, 2018, the Borrower may borrow (i) up to $100 million in up to four borrowings on or prior to August 6, 2021 under a delayed-draw term loan facility and (ii) up to $250 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million. The maturity date of each of the facilities is February 5, 2025. Pursuant to the terms of the Second A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to either (i) LIBOR plus 1.50%, or (ii) LIBOR plus 1.75%, determined based on the Borrower’s Maximum Total Leverage Ratio (as defined in the Second A&R Credit Agreement). The Borrower’s obligations under the Second A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The Second A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

Appropriation of Retained earnings under Subsidiaries' local Laws and restrictions on distribution of dividends by certain Subsidiaries

The ability of certain of our subsidiaries to pay dividends to us is subject to their having satisfied requirements under local law to set aside a portion of their net income in each year to legal reserves, as well as subject to certain tax restrictions, as described below.

In accordance with Argentine and Uruguayan Law, our Argentine and Uruguayan subsidiaries must appropriate at least 5% of net income for the year to a legal reserve, until such reserve equals 20% of their respective share capital amounts. As of December 31, 2019, the legal reserve amounted to $0.8 million for our Argentine subsidiaries, Sistemas Globales S.A, IAFH Global S.A, BSF S.A and Globers S.A, and as of that date was fully constituted. Dynaflows S.A, Globant Ventures S.A.S and Avanxo S.A, did not have a legal reserve as of December 31,2019. As of December 31, 2019, the legal reserve amounted to $0.04 million for Sistemas Globales Uruguay S.A and as of that date was fully constituted. Our Uruguayan subsidiary, Difier S.A, did not have a legal reserve as of December 31, 2019.

On December 29, 2017, Argentine Law No. 27,430 amending the income tax law was enacted. According to the amendments, for fiscal years beginning on or after January 1, 2018 the distribution of dividends is now subject to a 7% withholding for 2018 and 2019 and 13% withholding for 2020 onwards. The Equalization Tax, which levied distributions made out of previously untaxed income, was eliminated.

On December 23, 2019, the Argentine Government enacted the Ley de Solidaridad Social y Reactivación Productiva No. 27,541 (the "Law on Social Solidarity and Productive Reactivation " or the "Social Solidarity Law") which declared a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and also delegated legislative powers to the National Executive Power, until December 31, 2020. According to the Social Solidarity Law, the corporate income and dividend tax rates for tax years commencing on or after January 1, 2020 through December 31, 2020 are 30% and 7%, respectively. Consequently, the effectiveness of the 25% and 13% tax rates have been delayed until tax years commencing after December 31, 2020.

On December 23, 2013, the Argentine government adopted a new double taxation treaty with Spain, which applied retroactively from January 1, 2013. According this treaty, the tax applicable on dividends distributed by our Argentine Subsidiaries to the Spain Holdco, is limited to10% on the gross amount of dividends distributed.

According to the ByLaws of Sistemas Colombia S.A.S. and Belatrix Colombia, our Colombian subsidiaries must appropriate at least 10% of the net income of the year to a legal reserve until such reserve equal 50% of its share capital. As of December 31, 2019, there was a legal reserve of $0.3 million that was fully constituted by Sistemas Colombia S.A.S and there was a legal reserve of $0.003 constituted by Belatrix Colombia S.A.S. Regarding Avanxo Colombia, the Colombian branch of Avanxo (Bermuda) Limited, there is no requirement for the Colombian branch to allocate profits for the creation of a legal reserve and, therefore, as of December 31, 2019, there was no legal reserve constituted.

Colombia Law No. 1,819 and No. 2,019, published on December 29, 2016 and December 27, 2019, respectively, introduced a withholding tax of 5% on dividend distributions to non-resident. This new fiscal obligation is not applicable to our shareholder due to the tax treaty agreement between Colombia and Spain, entered in force on October 28, 2008.

Under Spanish law, our Spanish subsidiaries must appropriate 10% of its standalone profit to a legal reserve until such reserve equals to 20% of their respective share capital amount. As of December 31, 2019, the legal reserve was partially constituted and amounted to $8.2 million for all Spanish subsidiaries.

In accordance with Brazilian Law, there is no requirement for limited liability companies to allocate profits for the creation of a legal reserve. Our Brazilian subsidiaries, Globant Brasil Consultorias Ltda and Orizonta Consutoria de Negocios e Tecnologia Da Informacao Ltda did not have a legal reserve as of December 31, 2019. On the other hand, for Avanxo Brasil Tecnologia Da Informacao Ltda there was a legal reserve of $0.06 million constituted as of December 31, 2019.

Under Luxembourg law, at least 5% of our net profit per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profit must be allocated toward the reserve. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced in proportion so that it does not exceed 10% of our issued share capital. The legal reserve is not available for distribution. As of December 31, 2019, the legal reserve amounted to $0.5 million.

As for the restrictions on the distribution of dividends paid by the company to the holders of our common shares are as a rule subject to a 15% withholding tax in Luxembourg, unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption pursuant to the application of the participation exemption, and, to the extent withholding tax applies, we are responsible for withholding amounts corresponding to such taxation at its source.

In accordance with Peru corporate law, our Peruvian subsidiaries must reserve at least 10% of its net income of the year to a legal reserve, until such reserve equals 20% of its respective amount capital stock. As of December 31, 2019, the legal reserve amounted to $0.1 million for Belatrix Peru SAC which is fully constituted and $0.05 million for Globant Peru SAC that is partially constituted. Regarding Avanxo Sucursal del Peru, the Peruvian branch of Avanxo (Bermuda) Limited, there is no requirement for the Peruvian branch to allocate profits for the creation of a legal reserve and, therefore, as of December 31, 2019, there was no legal reserve constituted.

In Bermuda there is no requirement for our Bermuda subsidiary to allocate profits for the creation of a legal reserve. As of December 31, 2019, there was no legal reserve constituted.

According to Mexican Law, our Mexican subsidiaries must appropriate at least 5% of net income of the year to a legal reserve, until such reserve equals the fifth portion of their respective share capital amounts. As of December 31, 2019, the legal reserve amounted to $0.1 million for our Mexican subsidiaries Global Systems Outsourcing S. de R.L. de C.V. and $0.04 million for Avanxo Mexico S.A.P.I de C.V, regarding Avanxo Servicios S.A. de C.V. there was no legal reserve constituted as of December 31, 2019.

Regarding India Law, the Companies Act, 2013 does not mandate any fixed quantum of profits to be transferred or allocated to the reserves of a company. Despite there is no mandatory provision, as of December 31, 2019, our Indian subsidiary's general reserve amounted to $0.017 million.

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

In the United Kingdom there is no requirement for our UK´s subsidiaries to allocate profits for the creation of a legal reserve. As of December 31, 2019, there was no legal reserve constituted by our UK´s subsidiaries.

In Chile there is no requirement for the Chilean subsidiary of the company to allocate profits for the creation of a legal reserve. As of December 31, 2019, there was no legal reserve constituted.

According to French law, a minimum of 5% of the profit of the year must be allocated to a reserve account named "legal reserve", until such reserve amounts 10% of the share capital of our French subsidiary. As of December 31, 2019, there was no legal reserve constituted.

In accordance with the law of Belarus, our Belorussian subsidiary must allocate an amount up to 25% of annual payroll to a reserve fund for salaries. The source for creating this fund is the profit remaining at the disposal of our subsidiary after paying taxes and other obligatory payments. As of December 31, 2019, there was no legal reserve constituted.

In the United States there is no requirement for our U.S. subsidiary to allocate profits for the creation of a legal reserve. As of December 31, 2019, there was no legal reserve constituted.

According to Romanian Companies Law, our Romanian subsidiary has the obligation to allocate each year at least 5% of its profit to a reserve fund, until the value of the fund is at least 20% of the Romanian Company's share capital. As of December 31, 2019, the reserve fund of the company was of Romanian Leu ("RON") 58.

In Canada there is no requirement for our Canada's subsidiary to allocate profits for the creation of a legal reserve. As of December 31, 2019, there was no legal reserve constituted.

In the United Arab Emirates there is no requirement for the Software Product Creation's branch office in Dubai to allocate profits for the creation of a legal reserve. As of December 31, 2019, there was no legal reserve constituted.

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

Under the terms of our 2014 Equity Incentive Plan, from its adoption until the date of this annual report, we have granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,270,059 common shares and 1,073,645 restricted stock units net of any cancelled and/or forfeited awards. Most of the options and the restricted stock units under the plan were granted with a vesting period of four years, 25% of the options becoming exercisable on each anniversary of the grant date. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date. Each of our employee share options is exercisable for one of our common shares, and each of our restricted stock units will be settled, automatically upon its vesting, with one of our common shares. No amounts are paid or payable by the recipient on receipt of an option or restricted stock units. Neither the options nor the restricted stock units carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date).

Share-based compensation expense for awards of equity instruments to employees is determined based on the grant-date fair value of the awards. Fair value is calculated using the Black-Scholes option pricing model.

There were 2,320,710, 2,322,305 and 1,676,498 outstanding stock options and restricted stock units as of December 31, 2019, 2018 and 2017, respectively. For 2019, 2018 and 2017, we recorded $19.9 million, $12.9 million and $14.5 million of share-based compensation expense related to these share option and restricted stock unit agreements, respectively.

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

Revenue Recognition

In accounting for fixed-price contracts we apply the input or output methods depending on the nature of the project and the agreement with the customer, recognizing revenue on the basis of our efforts to the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation, or recognizing revenue on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract, respectively. Each method is applied according to the characteristics of each contract and client      .

These methods are followed where reasonably dependable estimates of revenues and costs can be made. Fixed-price projects generally correspond to short-term contracts. Some fixed-price contracts are recurring contracts that establish a fixed amount per month and do not require to apply significant judgment in accounting for those types of contracts. In consequence, the use of estimates is only applicable for those contracts that are on-going at the year end and that are not recurring.

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

We evaluate goodwill for impairment at least annually, or more frequently when there is an indication that the unit may be impaired. When determining the fair value of our cash generating unit, we utilize both the market and income approach.We first determine the value of the unit using the market approach. For the purposes of the calculation, we consider the value of the shares in the market. In addition, we utilize the income approach, using discounted cash flows. The income approach considers various assumptions including increase in headcount, headcount utilization rate, income from each country and revenue per employee, income tax rates and discount rates. The assumptions we considered as of December 31, 2019 are the following: projected cash flows for the following five years, the average growth rate considered was 22.0% and the rate used to discount cash flows was 9.5%. The long-term rate used to extrapolate cash flows beyond the projected period was 3%.

Any adverse changes in key assumptions about the businesses and its prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon our evaluation of goodwill, no impairments were recognized during 2019, 2018 and 2017.

Income taxes

Determining the consolidated provision for income tax expense, deferred income tax assets and liabilities, requires significant judgment. The provision for income taxes is calculated over our net income and is inclusive of federal, local and state taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences in each of the jurisdictions where we operate of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes.

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

We evaluate the uncertain tax position, such determination requires the use of significant judgment in evaluating the tax positions and assessing the timing and amounts of deductible and taxable items.

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

As of December 31, 2019, 2018 and 2017, we recorded an impairment of trade receivables for an amount of $0.3 million, $3.4 million and a recovery of $0.01 million, respectively, using a provision matrix based on our historical credit loss experience, adjusted for factors that are specific to debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

As of December 31, 2018 and 2017, we recorded an impairment of tax credits for an amount of $0.05 million and $1.6 million, respectively, based on assumptions about expected credit losses. We use judgment in making these assumptions based on existing regulatory conditions as well as forward looking estimates. The tax credits included in the allowance for impairment are mainly related to Argentine taxation. We estimated the future VAT credit and VAT debit that comes from domestic purchases and sales, respectively. Since exports are zero-rated, any excess portion of the credit not used against any VAT debit is reimbursable to us, through a special VAT recovery regime. However, according to VAT recovery rules, there are certain limitations on the amount that may be reimbursed and we considered any VAT credit that cannot be reimbursed to be an impairment.

Share-based compensation plan

Under our share-based compensation plan for employees is measured based on fair value of our shares at the grant date and recognized as compensation expense on a straight-line basis over the requisite service period with a corresponding impact reflected in additional paid-in capital.

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

Fair value of the shares: For our 2014 Equity Incentive Plan, the fair value of the shares is based on the quoted market price of our shares at the grant date. For our 2012 Equity Incentive Plan, as our shares were not publicly traded, the fair value was determined using the market approach technique based on the value per share of private placements. We had gone in the past through a series of private placements in which new shares have been issued. We understood that the price paid for those new shares was a fair value of those shares at the time of the placement. In January 2012, Globant España S.A. had a capital contribution from a new shareholder, which included cash plus share options granted to the new shareholder, therefore, we considered that amount to reflect the fair value of their shares. The fair value of the shares related to this private placement resulted from the following formula: cash minus fair value of share options granted to new shareholder divided by number of newly issued shares. The fair value of the share options granted to the new shareholder was determined using the same variables and methodologies as the share options granted to the employees. After our reorganization in December 2012, shares of Globant S.A (Luxembourg) were sold by existing shareholders in a private placement to WPP. The fair value of the shares related to this private placement results from the total amount paid by WPP to the existing shareholders.

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

Recoverability of internally generated intangible assets

During the year, we considered the recoverability of the internally generated intangible asset that is included in our consolidated financial statements as of December 31, 2019 and 2018 with a carrying amount of $9.4 and $7.9, respectively.

We conducted a detailed recoverability analysis, considering both revenue from customers in the case of assets sold to third parties and internal usage for those assets that are used internally. As a result of this analysis, we recognized an impairment of $0.7 and $0.3 as of December 31, 2019 and 2018, respectively. In 2017 no impairment losses were recorded. The impairment was recognized as a result of our evaluation of such internal developments, upon which we projected lower future cash flows from the related intangible assets.

Fair value measurement and valuation processes

Certain assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, we use market-observable data to the extent it is available. Where Level 1 inputs are not available, we estimate the fair value of an asset or a liability by converting future amounts (e.g. cash flows or income and expenses) to a single current (i.e. discounted) amount. If necessary, we engage third party qualified valuers to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in note 28.8 to the Consolidated Financial Statements included in this annual report.

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

A total amount of $4.7 million of impairment loss related to the intangible assets acquired in business combinations was recognized as of December 31, 2017 and is included as other operating expenses. The impairment was recognized as a result of our evaluation of such intangible assets, upon which we projected lower future cash flows from the related customer relationships. In 2019 and 2018 no impairment losses were recorded.

Application of New and Revised International Financial Reporting Standards

•	Adoption of new and revised standards

We adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to our operations and that are mandatorily effective at December 31, 2019. The impact of the new and revised standards and interpretations mentioned on our consolidated financial statements is described as follows.

We initially adopted IFRS 16 Leases on January 1, 2019. We elected the practical expedient to not restate comparative information and we have recognized the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at January 1, 2019.

We have lease contracts for office spaces. Before the adoption of IFRS 16, in an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight–line basis over the lease term. Any prepaid rent and accrued rent were recognized under Other receivables and Trade and other payables, respectively.

On adoption of IFRS 16, we recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases. These lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities recognized on January 1, 2019, was 6.14%.

Operating lease commitments disclosed as at December 31, 2018	55,222
Discounted using the lessee's incremental borrowing rate of at the date of initial application	46,887
Lease liability recognized as at January 1, 2019	46,887

The associated right-of-use assets were measured on a retrospective basis as if IFRS 16 had always been applied.

The net impact on retained earnings on January 1, 2019, was a decrease of 1,972.

The effect of adoption IFRS 16 as at January 1, 2019 (increase/(decrease)) is as follows:

Assets
Right-of-use assets	46,567
Prepayments	(1,652)

Liabilities
Lease liabilities	46,887

Total adjustment on equity:
Retained earnings	(1,972)

In applying IFRS 16 for the first time, we have used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	reliance on previous assessments on whether leases are onerous;

•	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019, as short-term leases; and

•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application.

We also elected to not reassess whether a contract is, or contains a lease at the date of the initial application. Instead, for contracts entered into before the transition date we relied on our assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

As a practical expedient, IFRS 16 permits a lessee not to separate non–lease components, and instead account for any lease and associated non-lease components as a single arrangement. We have not used this practical expedient.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding lease liability at the commencement date of the lease. Each payment is allocated between the liability and a finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant period rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

We have also adopted the following standards and interpretation that became applicable for annual periods commencing on or after January 1, 2019:

IFRIC 23	Uncertainty over Income Tax Treatments

Amendments to IFRS 3 and 11 and IAS 12 and 23	Annual improvements 2015-2017 Cycle

Amendment to IAS 28	Long-term Interests in Associates and Joint Ventures

Amendment to IFRS 9	Prepayment Features with Negative Compensation

Amendments to IAS 19	Plan Amendment, Curtailment or Settlement

Those standards did not have any impact on our accounting policies and did not require retrospective adjustments, except for IFRIC 23 "Uncertainty over Income Tax Treatments" which required a retrospective analysis to conclude that there is a possibility that a loss may have been incurred of 1,768 related to the fiscal years 2014 to 2019. As of December 31, 2019 these matter may be subject to inspection by the tax authority and claims may be asserted in the future.

•	New accounting pronouncements

We have not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

Amendments to References to the Conceptual Framework in IFRS Standards1

Amendment to IFRS 3	Definition of a business[2]

Amendment to IAS 1 and IAS 8	Definition of material[1]

Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform[1]

Amendments to IAS 1	Classification of Liabilities as Current or Non-Current [3]

1Effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

2Effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. Earlier application is permitted.

3Effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively. Earlier application is permitted.

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

The amendments in Definition of a Business (Amendments to IFRS 3) are changes to Appendix A Defined terms, the application guidance, and the illustrative examples of IFRS 3 only. The aforementioned changes:

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

The changes in Definition of Material (Amendments to IAS 1 and IAS 8) all relate to a revised definition of 'material' which is quoted as follows from the final amendments: "Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity". Three new aspects of the new definition should especially be noted:

◦	Obscuring. The existing definition only focused on omitting or misstating information, however, the accounting board concluded that obscuring material information with information that can be omitted can have a similar effect. Although the term obscuring is new in the definition, it was already part of IAS 1 (IAS 1.30A).

◦	Could reasonably be expected to influence. The existing definition referred to 'could influence' which the accounting board felt might be understood as requiring too much information as almost anything ‘could’ influence the decisions of some users even if the possibility is remote.

◦	Primary users. The existing definition referred only to 'users' which again the accounting board feared might be understood too broadly as requiring to consider all possible users of financial statements when deciding what information to disclose.

•	On September 26, 2019, IASB has issued 'Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)' as a first reaction to the potential effects the IBOR reform could have on financial reporting.

The amendments deal with issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative interest rate and address the implications for specific hedge accounting requirements.

The changes in Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7):

◦	modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform;

◦	are mandatory for all hedging relationships that are directly affected by the interest rate benchmark reform;

◦	are not intended to provide relief from any other consequences arising from interest rate benchmark reform (if a hedging relationship no longer meets the requirements for hedge accounting for reasons other than those specified by the amendments, discontinuation of hedge accounting is required); and

◦	require specific disclosures about the extent to which the entities' hedging relationships are affected by the amendments.

Our management does not anticipate that the application of these amendments will have a material impact on our consolidated financial statements. These amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted. We have not opted for early application.

•	On January 23, 2020, IASB has issued 'Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)' providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date.

The amendments in Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) affect only the presentation of liabilities in the statement of financial position — not the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. They:

◦	clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability;

◦	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

◦	make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

Our management does not anticipate that the application of these amendment will have a material impact on our consolidated financial statements. These amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted. We have not opted for early application.

C. Research and Development, Patents and Licenses, etc.

See “Business Overview — Intellectual Property.”

D. Trend Information

See "— Operating Results — Factors Affecting Our Results of Operations."

E. Off-Balance Sheet Arrangements

As of and for the three years ended December 31, 2019, we were not party to any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of December 31, 2019 and the effect such obligations are expected to have on our liquidity and cash flows.

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years
Borrowings	$50,924	$736	$188	50,000
Interest to be paid on borrowings	$462	$462	—	—
Lease liabilities	$74,981	$20,002	$26,815	$28,164
Other financial liabilities (1)	$10,554	$8,937	$1,617	—
Total	$136,921	$30,137	$28,620	$78,164

(1)	Relates to Clarice, Ratio, PointSource, Avanxo, Belatrix and BI Live acquisitions. See note 25 to our audited consolidated financial statements.

G. Safe harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Statements Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

The table below sets forth information concerning our directors as of February 13, 2020.

Name	Position	Age	Date of Appointment	Current Term Expiring at Annual Meeting of Shareholders to Be Held in Year
Martín Migoya	Chairman of the Board and Chief Executive Officer	52	June 20, 2018	2021
Martín Gonzalo Umaran	Director and Chief of Staff	51	May 8, 2017	2020
Guibert Andrés Englebienne	Director and Chief Technology Officer	53	May 8, 2017	2020
Francisco Álvarez-Demalde	Director	41	May 31, 2019	2022
Mario Eduardo Vázquez	Director	84	May 31, 2019	2022
Philip A. Odeen	Director	84	June 20, 2018	2021
Marcos Galperin	Director	48	May 31, 2019	2022
Linda Rottenberg	Director	51	May 8, 2017	2020
Richard Haythornthwaite	Director	63	May 31, 2019	2021

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

Linda Rottenberg

Ms. Rottenberg has served as a member of our board of directors since 2017. She is the Co-Founder and Chief Executive Officer of Endeavor Global, Inc., a leader of the global high impact entrepreneurship movement, operating in 40 markets around the world. She also oversees Endeavor Catalyst Funds, which currently has over $220 million of assets under management, and coinvest in Endeavor Entrepreneurs to raise outside capital. Ms. Rottenberg serves as board director of a leading bandwidth infrastructure company (NYSE: ZAYO), and an online ordering platform (OLO). In her board capacity, she has served on two public company audit committees through SOX compliance and has helped companies achieve global expansion while maintaining an entrepreneurial culture. A graduate of Harvard College, and Yale Law School, Ms. Rottenberg has been named among TIME’s “Innovators for the 21st century’ and U.S. News and World Report’s “America’s Best Leaders”. In 2018, she received the Heinz Award in Technology, the Economy and Employment. We believe that Ms. Rottenberg is qualified to serve on our board of directors due to her knowledge and experience in the technology industry and experience serving as director of other companies.

Richard Haythornthwaite

Mr. Haythornthwaite has served as a member of our board of directors since February 2019. He is the global chairman of the NYSE-listed Mastercard Inc and an Advisory Partner to Moelis & Co. He is a co-founder and chairman of QIO Technologies, an industrial artificial intelligence company. He is also an investor in and chairman of ARC International, the global glass tableware manufacturer. He was previously the CEO of Invensys from 2001-2005 and Blue Circle Industries from 1999-2001 having joined as Director of Asia and Europe in 1997.  He spent his early career in BP from 1978-1995 before moving to Premier Oil as Commercial Director from 1995 to 1997. He has served as on the boards of Network Rail and Centrica Plc. as chairman and Cookson, Lafarge, ICI and Land Securities as non-executive director. In the UK non-for-profit sector he is the current chair of the Creative Industries Federation and former chair of the Southbank Centre and Almeida Theatre. He was educated at MIT (Sloan Fellow) and The Queen’s College, Oxford (MA  Geology). We believe that Mr. Haythornthwaite is qualified to serve on our board of directors due to his extensive business experience, risk management expertise and financial understanding.

Senior Management

As of February 13, 2020, our group senior management is made up of the following members:

Name	Position
Martín Migoya	Chief Executive Officer
Martín Gonzalo Umaran	Chief of Staff
Guibert Andrés Englebienne	Chief Technology Officer
Juan Ignacio Urthiague	Chief Financial Officer
Yanina Maria Conti	Chief Accounting Officer
Gustavo Barreiro	Chief Information Officer
Sol Mariel Noello	General Counsel
Wanda Weigert	Chief Brand Officer
Patricia Pomies	Chief Delivery Officer
Mercedes María Mac Pherson	Chief Talent & Diversity Officer

The business address of our group senior management is c/o Sistemas Globales S.A., Ing. Butty 240, 9th floor, Laminar Plaza Tower, C1101 AFB, Capital Federal, Argentina.

The following is the biographical information of the members of our group senior management other than Messrs. Migoya, Umaran and Englebienne, whose biographical information is set forth in “— Directors.”

Juan Ignacio Urthiague

Mr. Uthiague has been our Chief Financial Officer since October 2018 and is in charge of corporate finance, treasury, accounting and tax, financial reporting, financial services and investor relations. Mr. Urthiague joined Globant in 2011, and was a key member in the company’s global expansion and transformation into a publicly listed company on the NYSE. Prior to his return to Globant, he spent 15 months outside the company serving as Chief Financial Officer Latam for OLX and as Chief Financial Officer for avantrip.com. Prior to joining Globant in 2011, Mr, Urthiague worked as Planning Manager for Amadeus IT Group in Spain and as Senior Credit Specialist in Merrill Lynch in Ireland and also held financial roles for companies like British American Tobacco, Ternium and IBM. Mr. Urthiague has a MSc. in Finance and Capital Markets from Dublin City University and Bachelor’s degree in Business Administration from the Universidad de Buenos Aires.

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

Sol Mariel Noello

Mrs. Noello has been our General Counsel since December 2018. She first joined Globant as Legal Counsel in 2011 and has been in charge of supervising the functions of Globant´s Legal department since February 2015, in the roles of Leader and of Manager of Globant´s Legal department. In such roles Mrs. Noello contributed to the growth of the area and the development of an internal legal support system, including the implementation of processes and controls related to the legal function within the company. Before joining Globant, Mrs. Noello worked at Tata Consultancy Services from 2009 to 2011, as Legal Officer in the company´s regional legal department for LATAM. Mrs. Noello holds a law degree from Universidad de Belgrano in Argentina and has completed a number of post-graduate courses in corporate law at Universidad Argentina de la Empresa.

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

Mercedes María MacPherson

Mercedes María MacPherson has been our Chief Talent & Diversity Officer since December 2019. She has been working in the human resources function for 17 years. During the last ten years at Globant, she has served as our Head of Talent Acquisition, Compensations, People Champions and People Latam Region. She previously worked as a Director and Recruiting Manager for Leviminond Group, where she was responsible for the startup of an recruitment process outsourcing business unit covering the Argentinian, Latin-American and U.S. markets. During that time, she led several recruiting projects working alongside the Ministry of Labor and several IT companies to recruit over 12,000 candidates nationwide in Argentina. She started her education at the University of Northern Colorado and ultimately majored in International Relations at Universidad del Salvador. Ms. MacPherson was also a teacher at Universidad de Palermo, where she taught the international program of Human Resources Management for the University of London.

B. Compensation

Compensation of Board of Directors and Senior Management

The total fixed and variable remuneration of our directors and senior management for the years ended December 31, 2019, 2018 and 2017 amounted to $6.9 million, $5.1 million and $4.5 million, respectively.

We adopted an equity incentive plan in connection with the completion of our initial public offering. See “— 2014 Equity Incentive Plan”. From the adoption of this plan until the date of this annual report we granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,270,059 common shares and 1,073,645 restricted stock units net of any cancelled and/or forfeited awards. In addition, we replaced our existing variable compensation arrangements with a new short-term incentive plan providing for the payment of bonuses based on the achievement of certain financial and operating performance measures.

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

Director Compensation

Only those directors who are considered to be independent directors under the corporate governance rules of the NYSE are eligible, subject to our shareholders’ approval, to receive compensation from us for their service on our board of directors. In this respect, independent members of our board of directors are eligible to receive cash and/or share based compensation for their services as directors, as well as reimbursement of reasonable and documented costs and expenses incurred by them in connection with attending any meetings of our board of directors or any committees thereof.

In 2019, we paid an aggregate cash compensation of $550,000 and we granted a total of 2,574 restricted stock units to certain independent members of our board of directors, all of which had been previously approved by our shareholders at our 2019 annual general meeting.

During 2020, the independent members of our board of directors will be eligible to receive cash compensation up to $100,000 each and to receive grants of equity awards in an amount up to $100,000 each, subject to the approval of our shareholders at our 2020 annual general meeting.

Members of our senior management who are members of our board of directors (Messrs. Migoya, Umaran and Englebienne) will not receive compensation from us for their service on our board of directors, but have received and will continue receiving cash compensation and share based compensation for their services as executive officers. See “— Compensation of Board of Directors and Senior Management.”

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

No indemnification shall be provided against any liability to our directors or executive officers by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties of a director or officer. No indemnification will be provided with respect to any matter as to which the director or officer shall have been finally adjudicated to have acted in bad faith and not in our interest, nor will indemnification be provided in the event of a settlement (unless approved by a court or our board of directors).

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

As of December 31, 2019, 2018 and 2017, on a consolidated basis, we had 11,855, 8,384 and 6,753 employees, respectively.

As of December 31, 2019, we had 230 Globers, principally at our delivery centers in Rosario, City of Buenos Aires and Mendoza, in Argentina, covered by a collective bargaining agreement with the trade union Federación Argentina de Empleados de Comercio y Servicios ("FAECYS"), which is renewed on an annual basis. Out of these 230 Globers, 188 were added as part of the Belatrix acquisition. In addition, the Globers from our Brazilian payroll are affiliated with the trade union SINDPD-SP, the Globers from our Spanish payroll are affiliated with the trade unions UGT y CCOO - Oficinas y Despachos de la Comunidad de Madrid, and the Globers from our French payroll are affiliated to the trade union Fédération Syntec.

The following tables show our total number of full-time employees as of December 31, 2019 broken down by functional area and geographical location:

Number of employees
Technology	9,950
Operations	1,071
Sales and Marketing	125
Management and administration	709
Total	11,855

Number of employees
Argentina	3,551
Brazil	186
Colombia	3,165
Chile	446
United Kingdom	56
Uruguay	494
United States	602
Mexico	1,298
Peru	557
India	1,185
Spain	99
Belarus	106
Romania	98
France	4
Canada	7
Luxembourg	1
Total	11,855

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

Recruitment and Retention

We have a global presence with delivery centers in North America, Latin America, Europe, and Asia. Our de-centralization strategy allows us to expand and diversify our sources of talent in our development centers all over the world.

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

Of our employee base, approximately 74% of our Globers have obtained a university degree and 23% are undergoing university-level studies while they are employed by our company. Approximately 2.3% have obtained a postgraduate level degree, and many have specialized industry credentials or licensing, including in systems engineering, electronic engineering, computer science, information systems administration, business administration and graphic and web design.

Since our inception, we believe we have become a unique player for talent in the countries where we have operations. Our culture is the foundation that supports and facilitates our distinctive approach.

This culture can be best described as entrepreneurial, flexible, diverse and inclusive. Diversity and Inclusion are key to our business. Technology requires us to innovate constantly, and there is no way to innovate if we do not connect different points of view. This is why we strive to find talent in diverse places and walks of life, and why we launched several initiatives to strengthen our diversity.

Globant was named a Best Company for Women, Culture and Diversity in 2019 and 2018, and listed as one of the top 25 best companies for diversity in 2017 by Comparably.com.

Employee retention is one of our main priorities and a key driver of operational efficiency and productivity. We seek to retain top talent by providing the opportunity to work on cutting-edge projects for world-class clients, a flexible work environment, training and development programs, and non-traditional benefits. The total attrition rate among our Globers was 14.6%, 18.2% and 18.0% for the years ended December 31, 2019, 2018 and 2017, respectively.

We empower our Globers to take ownership over their careers, and offer the following five professional development dimensions:

•	Geocultural diversity: We encourage our Globers to work wherever they want and embrace cultural exchanges. We have more than 37 offices in 12 countries, in LATAM, United States, Europe and India with open positions and relocation opportunities.

•	Technology: Our studios consolidate expertise around a variety of emerging technologies where our Globers can develop, explore and learn.

•	Industry expertise: We work with many clients within a different industries, which enables our Globers to develop their career with an industry focus within a given account or on multiple accounts of their industry of choice.

•	Multiple industries: We have more than 800 clients spanning several different industries. Our Globers may pursue industry agnostic career paths or switch to different industries of focus.

•	Open positions: Globers can navigate their career paths within our company by gaining seniority or moving internally into other roles in different areas of expertise.

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

One of our main focuses is to provide transparency and enable our employees to enhance their professional development within our organization. As part of our efforts to accomplish these objectives, we host an ongoing program called “Keep your Career Moving".

For our leaders, we offer a Leadership Community, in which leaders can find relevant information for their roles and obtain training through various offerings, including specific onboardings, knowledge sharing sessions and various resource materials. During 2018, we launched “LeAP” (Leadership Accelerator Program), which aims to help foster our leaders’ development and strengthen their management skills by giving them all the essential tools to leap ahead in their careers.

Through our Learning Community, we give our trainers and our learning content developers a space to share experiences, connect with others with the same interests and provide the resources to have the best learning experiences at Globant.

Compensation

We offer our Globers a compensation package consisting of base salary, short term incentives, long term incentives (for certain eligible positions) and fringe benefits. The variable component of our compensation package is intended to strengthen our values and culture, foster employee improvement and development, and align with our business strategy to pay for performance and development. Based on the Glober's position, bonus payments under the short term incentive plan are contingent on the accomplishment of key metrics, such as performance results, manager feedback and Globant's results. For key employees, we offer a long term incentive program in the form of share based compensation.

We offer several benefits including subsidized company trips, extended maternity and paternity leaves, health plans for Globers (and in some countries, for the Glober's family), yoga, relaxation and massage sessions, and corporate discount programs at certain universities and gyms, among others.

E. Share Ownership

Share Ownership

The total number of shares of the company beneficially owned by our directors and executive officers, as of the date of this annual report, was 1,104,989 (includes common shares subject to options that are currently exercisable or will be exercisable within 60 days of February 13, 2020 as well as common shares issuable upon settlement of restricted stock units that have vested or will vest within 60 days of February 13, 2020 ), which represents 2.95% of the total shares of the company. See table in “Major Shareholders and Related Party Transactions — Major Shareholders.”

Share Options

See “— Compensation — Compensation of Board of Directors and Senior Management — 2014 Equity Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of February 13, 2020, by:

•	each of our directors and members of senior management individually;

•	all directors and members of senior management as a group; and

•	each shareholder whom we know to own beneficially more than 5% of our common shares.

As of February 13, 2020, we had 37,147,756 issued and outstanding common shares. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, to receive the economic benefit of ownership of the securities, or has the right to acquire such powers within 60 days. Common shares subject to options, restricted stock units, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of February 13, 2020 are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. As of February 13, 2020, we had 142 holders of record in the United States with approximately 95.52% of our issued and outstanding common shares.

	Number	Percent
Directors and Senior Management
Francisco Álvarez-Demalde (1)	20,250	*
Gustavo Barreiro (2)	57,503	*
Yanina Maria Conti (3)	750	*
Guibert Andres Englebienne (4)	381,644	1.02%
Marcos Galperin	—	*
Richard Haythornthwaite	—	*
Mercedes María MacPherson (5)	1,750	*
Martín Migoya (6)	234,591	*
Sol Mariel Noello (7)	7,000	*
Philip A. Odeen	—	*
Patricia Pomies (8)	23,125	*
Linda Rottenberg	—	*
Martín Gonzalo Umaran (9)	360,440	*
Juan Ignacio Urthiague	—	*
Mario Vazquez	436	*
Wanda Weigert (10)	17,500	*
All Directors and Senior Management as a group	1,104,989	2.97%
*Less than 1%
5% or More Shareholders:
GIC Private Limited (11)	2,959,167	7.97%
Morgan Stanley (12)	2,915,562	7.85%
Wasatch Advisors, Inc. (13)	2,389,888	6.43%

(1)	Includes 20,250 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.

(2)	Includes 21,250 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.

(3)	Includes 750 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.

(4)	Includes 107,500 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable, and 177,166 common shares held by a revocable trust formed under Wyoming law (the “Revocable Englebienne Trust Shares”) formed by Mr. Englebienne that was established for the benefit of Mr. Englebienne, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Englebienne Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 177,166 common shares held by such company.

(5)	Includes 1,750 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.

(6)	Includes 65,000 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable, and 147,040 common shares held by a revocable trust formed under Wyoming law (the “Revocable Migoya Trust Shares”) formed by Mr. Migoya that was established for the benefit of Mr. Migoya, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Migoya Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 147,040 common shares held by such company.

(7)	Includes 6,000 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.

(8)	Includes 23,125 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.

(9)	Includes 22,500 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable, and 259,241 common shares held by a revocable trust formed under Wyoming law (the “Revocable Umaran Trust Shares”) formed by Mr. Umaran that was established for the benefit of Mr. Umaran, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Umaran Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 259,241 common shares held by such company.

(10)	Includes 17,500 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.

(11)	Based on a Schedule 13G/A filed with the SEC on February 14, 2020. GIC Private Limited beneficially owns 2,959,167 of our common shares, has sole dispositive power with respect to 2,362,868 of such shares and has shared voting and dispositive power with respect to 596,299 of such shares. The address of GIC Private Limited’s principal business office is 168 Robinson Road, #37-01, Capital Tower, Singapore 068912.

(12)	Based on a Schedule 13G filed jointly by Morgan Stanley, Morgan Stanley Asia Limited and Morgan Stanley Investment Management Inc. (“MSIM”) with the SEC on February 14, 2020. Morgan Stanley beneficially owns 2,915,562 of our common shares, has shared voting power with respect to 1,764,112 shares and has shared dispositive power with respect to all 2,915,562 shares. Morgan Stanley Asia Limited beneficially owns 2,108,502 of our common shares, has shared voting power with respect to 1,030,297 shares and has shared dispositive power with respect to all 2,108,502 shares. MSIM beneficially owns 805,323 of our common shares, has shared voting power with respect to 733,815 shares and has shared dispositive power with respect to all 805,323 shares. The securities are being reported upon by Morgan Stanley, Morgan Stanley Asia Limited and MSIM, in their capacity as an investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E), as a parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G), and as a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), of the Exchange Act. The securities being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Asia Limited and MSIM, wholly-owned subsidiaries of Morgan Stanley. The address of the principal business office of Morgan Stanley and MSIM is 1585 Broadway New York, NY 10036. The address of the principal business office of Morgan Stanley Asia Limited is Level 46 International Commerce Centre 1 Austin Road West, Kowloon. .

(13)	Based on a Schedule 13G filed with the SEC on February 10, 2020. Wasatch Advisors, Inc beneficially owns 2,389,888 of our common shares and has sole and dispositive power with respect to all of such shares. The address of Wasatch Advisors, Inc.'s principal business office is 505 Wakara Way, Salt Lake City, UT 84108.

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

Other Related-Party Transactions

For a summary of our revenue and expenses and receivables and payables with related parties, please see note 23 to our audited consolidated financial statements.

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

Certain of our non-U.S. subsidiaries are currently under examination by the U.S. Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of $1.4 million plus penalties and interest for employment taxes for those years. Our subsidiaries filed protests of these proposed assessments with the IRS on July 16, 2018. As of February 28, 2020 we have not received and answer. At this stage, the management cannot make any predictions about the final outcome of this matter or the timing thereof.

Our Colombian subsidiary is currently under examination by the Unidad de Gestión Pensional y Parafiscales ("UGPP") regarding social contribution payments for the year 2016. On November 6, 2019, the UGPP issued a demand letter to the Colombian subsidiary proposing a preliminary assessment of $2.1 million plus penalties and interest for social contribution payments during such year and requesting the Colombian subsidiary to revert with its own assessment. The response letter was presented by the Colombian subsidiary on February 5, 2020, after which letter the UGPP will have six months to issue its final determination.

On August 8, 2019, Certified Collectibles Group, LLC (“CCG”) and its affiliates filed a complaint in the U.S. District Court for the Middle District of Florida, Tampa Division, (Civil Action No. 19-CV-1962) against Globant S.A. and Globant, LLC. The complaint, arising from a dispute relating to a service contract, alleges nine causes of action against Globant, LLC: (1) fraudulent inducement of contract; (2) fraud; (3) fraudulent concealment; (4) negligent misrepresentation; (5) breach of contract and breach of express warranty; (6) violation of Florida’s Deceptive and Unfair Trade Practices Act; (7) professional negligence; (8) declaratory judgment; and (9) unjust enrichment. The complaint names Globant S.A. as a defendant with respect to several of these causes of action (counts 2-4, 6-7, and 9), on the alleged theory that Globant S.A. was an “alter ego” or agent of Globant, LLC. Globant, LLC has filed a motion to dismiss the complaint for failure to state a claim, and Globant S.A. has filed a motion to dismiss for lack of personal jurisdiction. CCG has opposed these filings. The court has not yet ruled on the motions to dismiss.

In addition to the foregoing, as of December 31, 2019, we are a party to certain other legal proceedings, including tax and labor claims, where the risk of loss is considered possible. In the opinion of our management, the ultimate disposition of such threatened and/or pending matters, either individually or on a combined basis, is not likely to have a material effect on our financial condition, liquidity or results of operations.

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

B. Significant Changes

On February 6, 2020, Globant, LLC, our US subsidiary (the "Borrower"), entered into a Second Amended and Restated Credit Agreement (the “Second A&R Credit Agreement”), by and among certain financial institutions listed therein, as lenders, and HSBC Bank USA, National Association, as administrative agent, issuing bank and swingline lender. Under the Second A&R Credit Agreement, which amends and restates the existing A&R Credit Agreement dated as of November 1, 2018, the Borrower may borrow (i) up to $100 million in up to four borrowings on or prior to August 6, 2021 under a delayed-draw term loan facility and (ii) up to $250 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million. The maturity date of each of the facilities is February 5, 2025. Pursuant to the terms of the Second A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to either (i) LIBOR plus 1.50%, or (ii) LIBOR plus 1.75%, determined based on the Borrower’s Maximum Total Leverage Ratio (as defined in the Second A&R Credit Agreement). The Borrower’s obligations under the Second A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The Second A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

ITEM 9. THE OFFER AND LISTING

A. Offering and listing details.

Our ordinary shares began trading on the NYSE under the symbol "GLOB" in connection with our IPO on July 18, 2014.

Our ordinary shares began trading on the Luxembourg Stock Exchange (the "LuxSE") under the International Securities Identification Number ("ISIN") code "LU0974299876" on August 11, 2016. On July 8, 2019, the LuxSE communicated its approval of our request to voluntarily delist our common shares from the Official List of the LuxSE, effective as of July 31, 2019. Following the LuxSE delisting, our common shares continue to trade on the NYSE under the symbol “GLOB”.

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

Share Capital

As of December 31, 2019, our issued share capital was $44,522,125.20, represented by 37,101,771 common shares with a nominal value of $1.20 each, of which 138,152 were treasury shares held by us.

We had an authorized share capital, excluding the issued share capital, of $6,357,679.20 consisting of 5,298,066 common shares with a nominal value of $1.20 each.

Our shareholders' meeting has authorized our board of directors to issue common shares within the limits of the authorized share capital at such time and on such terms as our board of directors may decide during a period ending on the fifth anniversary of the date of publication in Recueil Electronique des Sociétés et Associations ("RESA") of the minutes of the extraordinary general meeting of shareholders held on May 8, 2017, which publication occurred on May 19, 2017, and which period ends on May 19, 2022 and may be renewed. Accordingly, as of December 31, 2019, our board of directors may issue up to 5,298,066 common shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

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

As of December 31, 2019 we had an authorized share capital, excluding the issued share capital, of $6,357,679.20 and our board of directors was authorized to issue up to 5,298,066 common shares (subject to stock splits, consolidation of common shares or like transactions) with a nominal value of $1.20 per common share.

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

On May 31, 2019, the general meeting of shareholders according to the conditions set forth in article 430-15 of Luxembourg Corporate Law granted our board of directors the authorization to repurchase up to a maximum number of shares representing 20% of the issued share capital immediately after the closing of our initial public offering for a net purchase price being (i) no less than 50% of the lowest stock price and (ii) no more than 50% above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our board of directors, over the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction). The authorization is valid for a period ending five years from the date of the general meeting or the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, our board of directors is authorized to acquire and sell our common shares under the conditions set forth in the minutes of such general meeting of shareholders. Such purchases and sales may be carried out for any purpose authorized by the general meeting of Globant S.A.

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

The convening of, and attendance to, our general meetings is subject to the provisions of the Luxembourg Corporate Law.

General meetings of shareholders shall be convened in accordance with the provisions of our articles of association and the Luxembourg Corporate Law and the requirement of any stock exchange on which our shares are listed. The Luxembourg Corporate Law provides -inter alia- that convening notices for every general meeting shall contain the agenda and shall take the form of announcements filed with the register of commerce and companies, published on the RESA, and published in a Luxembourg newspaper at least 15 days before the meeting. As all of our common shares are in registered form, we may decide to send the convening notice only by registered mail to the registered address of each shareholder no less than eight days before the meeting. In that case, the legal requirements regarding the publication of the convening notice in the RESA and in a Luxembourg newspaper do not apply.

In the event (i) an extraordinary general meeting of shareholders is convened to vote on an extraordinary resolution (See below under "Voting Rights" for additional information), (ii) such meeting is not quorate and (iii) a second meeting is convened, the second meeting will be convened as specified above.

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

Mandatory Bid, Squeeze-Out and Sell-Out Rights

Mandatory bid. If our common shares are admitted to trading on a regulated market (within the meaning of Directive 2014/65/EU) within the territory of the European Economic Area (the "Regulated Market") the provisions of Directive 2004/25/EC on takeover bids shall apply in the context of any takeover in respect of the Company’s common shares.

As the common shares of the Company are currently not admitted to trading on any Regulated Market, the provisions of article 8 of our articles of association are applicable and provide that any person (the "Bidder") wishing to acquire by any means (including, but not limited to, the conversion of any financial instrument convertible into common shares), directly or indirectly, common shares of our Company (which, when aggregated with his/her/its existing common share holdings, together with any shares held by a person controlling the Bidder, controlled by the Bidder and/or under common control with the Bidder, represent at least thirty-three point thirty-three percent (33.33%) of the share capital of the Company (the "Threshold"), shall have the obligation to propose an unconditional takeover bid to acquire the entirety of the then-outstanding common shares together with any financial instrument convertible into common shares (the "Takeover Bid").

The consideration for each common share and financial instrument convertible into common shares payable to each holder thereof shall be the same, shall be payable in cash only, and shall not be lower than the highest of the following prices:

(a) the highest price per common shares and financial instrument convertible into common shares paid by the Bidder, or on behalf thereof, in relation to any acquisition of common shares and the financial instruments convertible into common shares within the twelve months period immediately preceding the takeover notice, adjusted as a consequence of any division of shares, stock dividend, subdivision or reclassification affecting or related to common shares and/or the financial instruments convertible into common shares; or

(b) the highest closing sale price, during the sixty-day period immediately preceding the takeover notice, of a common share of our Company as quoted by the New York Stock Exchange, in each case as adjusted as a consequence of any division of shares, stock dividend, subdivision or reclassification affecting or related to common shares and financial instrument convertible into common shares.

Squeeze-out right and sell out right. Because our common shares used to be admitted to trading in the Luxembourg Stock Exchange (“LuxSE”), currently we fall under the scope of the Luxembourg law of July 21, 2012 on mandatory squeeze-out and sell-out of securities of companies admitted or having been admitted to trading on a regulated market or which have been subject to a public offer (the "Luxembourg Mandatory Squeeze-Out and Sell-Out Law"), which shall continue to be applicable to the Company for a period of five years from the date on which the request to voluntarily delist our common shares from the Official List of the LuxSE became effective (i.e. on July 31, 2019) provided that no new listing on a Regulated Market will occur between such period. The Luxembourg Mandatory Squeeze-Out and Sell-Out Law provides that, subject to the conditions set forth therein being met, if any individual or legal entity, acting alone or in concert with another, holds a number of shares or other voting securities representing at least 95% of our voting share capital and 95% of our voting rights: (i) such holder may require the holders of the remaining shares or other voting securities to sell those remaining securities (the "Mandatory Squeeze-Out"); and (ii) the holders of the remaining shares or securities may require such holder to purchase those remaining shares or other voting securities (the "Mandatory Sell-Out"). The Mandatory Squeeze-Out and the Mandatory Sell-Out must be exercised at a fair price according to objective and adequate methods applying to asset disposals. The procedures applicable to the Mandatory Squeeze-Out and the Mandatory Sell-Out are subject to further conditions and must be carried out under the supervision of the Commission de Surveillance du Secteur Financier (the "CSSF"). The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of our Company and after such offer the offeror holds at least 95% of the securities carrying voting rights and 95% of the voting rights, the offeror may require the holders of the remaining securities to sell those securities (of the same class) to the offeror. The price offered for such securities must be a fair price. The price offered in a voluntary offer would be considered a fair price in the squeeze-out proceedings if the offeror acquired at least 90% of our shares carrying voting rights that were the subject of the offer. The price paid in a mandatory offer is deemed a fair price. The consideration paid in the squeeze-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining shareholders. Finally, the right to initiate squeeze-out proceedings must be exercised within three months following the expiration of the offer.

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

Annual Accounts

Under Luxembourg law, our board of directors must prepare annual accounts and consolidated accounts. Except for certain cases as provided for by Luxembourg law, our board of directors must also annually prepare management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, management reports and auditor's reports must be available for inspection by shareholders at our registered office and on our website for an uninterrupted period beginning at least eight calendar days prior to the date of the annual ordinary general meeting of shareholders.

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

Our board of directors may establish one or more committees, including without limitation, an audit committee, a nominating and corporate governance committee, and a compensation committee, and for which it shall, if one or more of such committees are set up, appoint the members, determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable thereto. Our board of directors has established an audit committee as well as a compensation committee, and a nominating and corporate governance committee.

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

No indemnification shall be provided against any liability to our directors or executive officers by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties of a director or officer. No indemnification will be provided with respect to any matter as to which the director or officer shall have been finally adjudicated to have acted in bad faith and not in our interest, nor will indemnification be provided in the event of a settlement (unless approved by a court or our board of directors).

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

Our common shares are listed on the NYSE under the symbol "GLOB".

C. Material Contracts

In November 2018, Globant LLC, our U.S. subsidiary (the “Borrower”) entered into an Amended and Restated Credit Agreement (the “A&R Credit Agreement”) with the financial institutions listed therein, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender.

On February 6, 2020, the Borrower, entered into a Second Amended and Restated Credit Agreement (the “Second A&R Credit Agreement”), by and among certain financial institutions listed therein, as lenders, and HSBC Bank USA, National Association, as administrative agent, issuing bank and swingline lender. Under the Second A&R Credit Agreement, which amends and restates the existing A&R Credit Agreement, dated as of November 1, 2018, the Borrower may borrow (i) up to $100 million in up to four borrowings on or prior to August 6, 2021 under a delayed-draw term loan facility and (ii) up to $250 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million. The maturity date of each of the facilities is February 5, 2025. Pursuant to the terms of the Second A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to either (i) LIBOR plus 1.50%, or (ii) LIBOR plus 1.75%, determined based on the Borrower’s Maximum Total Leverage Ratio (as defined in the Second A&R Credit Agreement). The Borrower’s obligations under the Second A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The Second A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

On January 17, 2019, we entered into a share purchase agreement with the shareholders of Avanxo (Bermuda) Limited, pursuant to which we agreed to purchase all of Avanxo’s share capital subject to the terms and conditions set forth in the share purchase agreement. Avanxo is a cloud consulting and implementation company headquartered in Bermuda, with operations in Brazil, Mexico, Colombia, Peru, Argentina and the United States. The transaction closed on February 1, 2019. The aggregate purchase price under the share purchase agreement amounted to $44.5 million.

On August 9, 2019, we entered into an equity purchase agreement with the equityholders of Belatrix Global Corporation S.A., a Spanish stock company, pursuant to which we purchased all of the outstanding equity interests in Belatrix and its subsidiaries. The transaction was simultaneously signed and closed. Belatrix is a software and applications development company with operations in Argentina, Peru, Colombia and the United States. The aggregate purchase price under the SPA amounted to $64.5 million.

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

This summary does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities, persons holding common shares as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their common shares pursuant to the exercise of employee shares options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below. In addition, as described above, the 2017 Tax Act includes substantial changes to the U.S. federal income taxation of individuals and businesses which are effective from January 1, 2018. Although the new law substantially decreased corporate tax rates, all of the consequences of the new law, including the unintended consequences, if any, are not yet fully known. For the avoidance of doubt, this discussion (unless indicated otherwise) does not cover any implications of Code section 965 (Treatment of deferred foreign income upon transition to participation exemption system of taxation) or Code section 245A (Deduction for foreign source-portion of dividends received by domestic corporations from specified 10% owned foreign corporations). In addition, this summary does not address all of the Luxembourg tax considerations that may apply to holders that are subject to special tax rules.

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

The taxable profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective maximum rate of 18,19% as from 2019 (inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which the company is located (6.75% in the City of Luxembourg). The maximum aggregate CIT and MBT rate consequently amounts to 24,94% as from 2019 for companies located in the City of Luxembourg.

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

If the company and a U.S. relevant holder are eligible for the benefits of the tax treaty concluded between the United State and Luxembourg (the "Treaty"), the rate of withholding on distributions is 15%, or 5% if the U.S. relevant holder is a qualified resident company as defined in Article 24 of the Treaty that owns at least 10% of the company's voting stock.

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

Luxembourg residents benefiting from a special tax regime

Holders of our common shares who are either (i) an undertaking for collective investment governed by the amended law of December 17, 2010, (ii) a specialized investment fund governed by the amended law of February 13, 2007, (iii) a family wealth management company governed by the amended law of May 11, 2007 and (iv) a reserved alternative investment fund treated as a specialized investment fund for Luxembourg tax purposes governed by the amended law of July 23, 2016, are exempt from income tax in Luxembourg. Dividends derived from and capital gains realized on our common shares are thus not subject to income tax in their hands.

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

Net Wealth Tax

Luxembourg resident holders of our common shares, as well as non-resident holders of our common shares who have a permanent establishment or a permanent representative in Luxembourg to which or whom our common shares are attributable, are subject to Luxembourg net wealth tax on our common shares, except if the holder is (i) a resident or non-resident individual taxpayer, (ii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iv) a professional pension institution governed by the amended law of July 13, 2005, (v) a specialized investment fund governed by the amended law of February 13, 2007, (vi) a family wealth management company governed by the amended law of May 11, 2007, (vii) an undertaking for collective investment governed by the amended law of December 17, 2010 or (viii) a reserved alternative investment fund governed by the amended law of July 23, 2016. However, (i) a securitization company governed by the amended law of March 22, 2004 on securitization, (ii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iii) a professional pension institution governed by the amended law of July 13, 2005 and (iv) a reserved alternative investment fund treated as a venture capital vehicle for Luxembourg tax purposes and governed by the amended law of July 23, 2016, remain subject to minimum net wealth tax.

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

U.S. Federal Income Tax Considerations

Taxation of dividends

Distributions received by a U.S. Holder on common shares, including the amount of any Luxembourg taxes withheld, other than certain pro rata distributions of common shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that such distributions (including any Luxembourg taxes withheld) will be reported to U.S. Holders as dividends. Although it is our intention, if we pay any dividends, to pay such dividends in U.S. dollars, if dividends are paid in euros, the amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the U.S. Holder, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euro, it will be U.S. source ordinary income or loss. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us, except that certain holders of our common shares that are corporations and that directly, indirectly or constructively own 10% or more of our voting power or value may be entitled to a 100% dividends received deduction under certain circumstances. The rules with respect to the dividends received deduction are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances and on whether we are a PFIC (defined below), a “controlled foreign corporation” or both, among other things. You should consult your own tax advisor to determine the effect of the dividends received deduction on your ownership of our common stock. Subject to applicable limitations, dividends received by certain non-corporate U.S. Holders of common shares generally will be taxable at the reduced rate that otherwise applies to long-term capital gains. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. Certain pro rata distributions of ordinary shares to all shareholders are not generally subject to U.S. federal income tax.

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

Controlled Foreign Corporation

The 2017 Tax Act eliminated the prohibition on “downward attribution” from non-U.S. persons to U.S. persons under Section 958(b)(4) of the Code for purposes of determining constructive stock ownership under the controlled foreign corporation (“CFC”) rules. As a result, our U.S. subsidiary will be deemed to own all of the stock of our non-U.S. subsidiaries held by the Company for CFC purposes. To the extent a non-U.S. subsidiary is treated as a CFC for any taxable year, each U.S. person treated as a “10% U.S. Shareholder” with respect to such CFC that held our common shares directly or indirectly through non-U.S. entities (including the Company) as of the last day in such taxable year that the subsidiary was a CFC would generally be required to include in gross income as ordinary income its pro rata share of certain income of the CFC, regardless of whether that income was actually distributed to such U.S. person. For tax years beginning on or after January 1, 2018, a “10% U.S. Shareholder” of a non-U.S. corporation includes any U.S. person that owns (or is treated as owning) stock of the non-U.S. corporation possessing 10% or more of the total voting power or total value of such non-U.S. corporation’s stock. The legislative history under the 2017 Tax Act indicates that this change was not intended to cause our non-U.S. subsidiaries to be treated as CFCs with respect to a 10% U.S. Shareholder that is not related to our U.S. subsidiary. However, it is not clear whether the IRS or a court would interpret the change made by the 2017 Tax Act in a manner consistent with such indicated intent. Treasury and the IRS, in recent issued guidance, however, have declined to provide relief to unrelated “10% U.S. Shareholders” of foreign-controlled CFCs.

Thus, investors are strongly urged to consult their own tax advisors to determine whether their ownership of our common shares will cause them to become a 10% U.S. Shareholder and the impact of such a classification.

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

Trade receivables are generally dispersed across our clients in proportion to the revenues we generate from them. For the years ended December 31, 2019, 2018 and 2017, our top five clients accounted for 26.1%, 32.0% and 28.9%, respectively, of our net revenues. Our top client for the years ended December 31, 2019, 2018 and 2017, accounted for 11.2%, 11.3% and 10.2%, respectively. Our top client for 2019, 2018 and 2017 was Walt Disney Parks and Resorts Online. As of December 31, 2019, 2018 and 2017, accounts receivable from Walt Disney Parks and Resorts Online represented 8.0%, 8.3% and 10.1% of our total accounts receivable, respectively.

Credit losses and write-offs of trade receivable balances have historically not been material to our consolidated financial statements.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and bank balances and our credit facilities. Our credit line in the United States bear interest at fixed rate of 1.75% and at variable rates linked to LIBOR. We do not use derivative financial instruments to hedge our risk of interest rate volatility.

Based on our debt position as of December 31, 2019, if we needed to refinance our existing debt, a 1% increase in interest rates would not materially impact us.

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

Our consolidated financial statements are prepared in U.S. dollars. Because the majority of our operations are conducted in Latin America and Asia, we incur the majority of our operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Colombian peso, Mexican peso, Indian rupees and Brazilian real. 85.5% of our revenues for the year ended December 31, 2019 was generated in U.S. dollars, with the balance being generated primarily in Euros and, to a lesser extent, other currencies (including the Argentine peso, the Colombian peso and the Mexican peso). The following table shows the breakdown of our revenues by the currencies in which they were generated during the years ended December 31, 2019, 2018 and 2017, respectively.

	Year ended December 31,
	(in thousands)
	2019		2018		2017
By Currency
USD	$563,747	85.5%	$447,314	85.6%	$354,824	85.8%
EUR	28,237	4.3%	30,087	5.8%	23,518	5.7%
GBP	3,012	0.5%	6,550	1.3%	4,107	1.0%
ARS	26,948	4.1%	20,651	4.0%	12,856	3.1%
MXN	19,939	3.0%	11,711	2.2%	6,942	1.7%
COP	6,831	1.0%	4,068	0.8%	2,341	0.6%
BRL	8,030	1.2%	46	—%	126	—%
Others	2,581	0.4%	1,883	0.4%	8,725	2.1%
Revenues	$659,325	100.0%	$522,310	100.0%	$413,439	100.0%

A small percentage of our trade receivables is generated from net revenues earned in non-U.S. dollar currencies (primarily Euros, British pounds sterling, the Argentine peso, the Mexican peso, the Brazilian Real and the Colombian peso).

Our results of operations can be affected if the Argentine peso, Colombian peso, Uruguayan peso, Mexican peso, Euros or British pound appreciate or depreciate against the U.S. dollar.

The following tables illustrate our sensitivity to increases and decreases in the U.S. dollar against the relevant foreign currency. The following sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2019 and adjusts their translation at the year-end for changes in U.S. dollars against the relevant foreign currency.

			Gain/(loss)
Account	Currency	Amount	% Increase	Amount	% Decrease	Amount
Net balances	Argentine pesos	8,023	40%	(2,292)	10%	891
	Chilean pesos	(2,789)	10%	254	10%	(310)
	Colombian pesos	(7,770)	10%	706	10%	(863)
	Indian rupees	(252)	10%	23	10%	(28)
	Uruguayan pesos	(4,034)	10%	363	10%	(443)
	Total	(6,822)		(946)		(753)

Depreciation of the Argentine Peso

During 2019, the Argentine peso experienced a 59.02% devaluation from 37.60 Argentine peso per U.S dollar to 59.79 Argentine peso per U.S dollar.

During 2018, the Argentine peso experienced a 102.2% devaluation from 18.60 Argentine peso per U.S. dollar to 37.60 Argentine peso per U.S. dollar. As explained in note 28.10 to our audited consolidated financial statements, the Argentine's subsidiaries entered into foreign exchange forward and future contracts in order to mitigate the risk of fluctuations in the foreign exchange rate and reduce the impact in costs and expenses.

We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the year ended December 31, 2019, our principal Argentine operating subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., and Sistemas Colombia S.A., Sistemas Globales Chile Asesorías Ltda. and Sistemas Globales Uruguay S.A.entered into foreign exchange forward contracts to reduce their risk of exposure to fluctuations in foreign currency. As of December 31, 2019 and 2018, the foreign exchange forward contracts were recognized, according to IFRS 9. We may in the future, as circumstances warrant, decide to enter into derivative transactions to reduce our exposure to appreciation or depreciation in the value of certain foreign currencies.

Wage Inflation Risk

Argentina has experienced significant levels of inflation in recent years. In November 2015, the INDEC suspended the publication of the CPI. According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.4% in 2016. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 41.0% in 2016. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based of these reforms, in June 2016 the INDEC resumed its publication of the CPI. According to the INDEC, Argentina's rate of inflation for May, June, July, August, September, October, November and December 2016 was 4.2%, 3.2%, 2.2%, 0.2%, 1.3%, 2.6%, 1.8% and 1.4%, respectively, 24.8% in 2017 and 47.6% in 2018, based on the CPI. See "Key Information — Risk Factors — Risks Related to Operating in Latin America — Argentina — Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina." and "Key Information — Risk Factors — Risks Related to Operating in Latin America — Argentina — In the past, the credibility of several Argentine economic indexes has been called into question". The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, the impact of wage inflation will be partially offset, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will be increased. As of December 31, 2019, approximately 8.7% of our employees received salaries in Argentine pesos, which are the wages that can be influenced by current inflation rates. Assuming a constant exchange rate and no ability to increase prices, for every 10.0% increase in wage inflation in Argentina we would experience an estimated decrease of approximately $1.2 million in net income for the year.

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

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

a) Disclosure Controls and Procedures

As of December 31, 2019, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were effective as of December 31, 2019.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, our management used the criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of this assessment, our management has determined that our internal control over financial reporting was effective as of December 31, 2019.

Our management has excluded Avanxo and Belatrix, which were acquired on February 1, 2019 and August 9, 2019, respectively from its assessment of internal control over financial reporting as of December 31, 2019. In aggregate, the financial statements of each of the aforementioned entities constitute 8.2% of our total consolidated assets and 6.0% of related consolidated revenues for the year ended December 31, 2019.

c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report which is included below:

Deloitte & Co. S.A. Florida 234, 5° piso C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Globant S.A.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Globant S.A. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated February 25, 2020, expressed an unqualified opinion on those consolidated financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Avanxo’s Group and Belatrix’s Group, which were acquired on February 1, 2019 and August 9, 2019, respectively, and whose financial statements constitutes in aggregate 8% and 6% of net assets and revenues, respectively of the consolidated financial statements of Globant S.A. as of December 31, 2019. Accordingly, our audit did not include the internal control over financial reporting at Avanxo’s Group and Belatrix’s Group.

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

February 25, 2020

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Co. S.A. and affiliates, classified by type of service rendered for the periods indicated, in thousands of dollars:

	2019	2018
	($ in thousands)
Audit Fees (1)	1,264	1,137
Audit Related Fees (2)	—	133
Total	1,264	1,270

(1)	"Audit Fees" includes fees billed for professional services rendered by the principal accountant in connection with the audit of the annual financial statements, certain procedures regarding our quarterly financial results, services in connection with statutory and regulatory filings.

(2)	“Audit Related Fees” includes fees billed for professional services rendered by the principal accountant and not included under the prior category. These services include, among others, due diligence related to mergers and acquisitions, and fees relating to the issuance of comfort letters and other procedures in connection with our offering of securities.

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

ITEM 18. FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit No.	Description
1.1	Amended and Restated Articles of Association, dated November 29, 2019.
2.1	Description of Capital Stock.
4.1	Lease, dated May 31, 2010, by and between Laminar S.A. de Inversiones Inmobiliarias and Sistemas Globales S.A.; incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on August 27, 2013.
4.2	Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on May 28, 2014.
4.3	Amendment No. 1 to the Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 99.2 to the Registrant's Registration Statement on Form S-8 (SEC File No. 333-211835), filed with the SEC on June 3, 2016.
4.4	Amendment No. 2 to the Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 99.3 to the Registrant's Registration Statement on Form S-8 (SEC File No. 333-232022), filed with the SEC on June 7, 2019.
4.5	Form of Nonstatutory Stock Option Notice; incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on May 28, 2014.
4.6	Form of Nonstatutory Stock Option Notice — International; incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on May 28, 2014.
4.7	Form of Restricted Stock Unit Notice and Restricted Stock Unit Agreement.
4.8	Equityholders Additional Agreement, dated May 7, 2012, by and among Paldwick S.A., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Riverwood Capital LLC, RW Holdings S.à. r.l., ITO Holdings S.à. r.l., Endeavor Global, Inc. and IT Outsourcing S.L.; incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on May 28, 2014.
4.9	Second Amended and Restated Credit Agreement, dated February 6, 2020, by and among Globant, LLC, as borrower, HSBC Bank USA, National Association, Citibank N.A., BNP Paribas, BBVA USA, Truist Bank, US Bank National Association, Silicon Valley Bank, JPMorgan Chase Bank, N.A, Bank of America, N.A, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender.
4.10	Guaranty, dated August 3, 2017, made by Globant S.A. (Luxembourg) in favor of HSBC Bank USA, N.A., as administrative agent, incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on April 13, 2018.
4.11	Guaranty, dated August 3, 2017, made by Globant, S.A. (Spain) in favor of HSBC Bank USA, N.A., as administrative agent, incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on April 13, 2018.
4.12	Security Agreement, dated August 3, 2017, by and between Globant, LLC, as grantor, and HSBC Bank USA, N.A., as administrative agent, incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on April 13, 2018.
4.13	Share Purchase Agreement, dated January 17, 2019, by and among the sellers identified therein and Globant España S.A. (sociedad unipersonal), as purchaser; incorporated by reference to Exhibit 4.12 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on March 29, 2019.
4.14	Equity Purchase Agreement, dated August 9, 2019, by and among the sellers identified therein and Globant España S.A. (sociedad unipersonal) and Software Product Creation S.L., as purchasers.
8.1	List of Subsidiaries
12.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of Juan Ignacio Urthiague, Chief Financial Officer of Globant, S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A.pursuant to Section 906 of the Sarbanes Oxley Act of 2002
13.2	Certification of Juan Ignacio Urthiague, Chief Financial Officer of Globant, S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002
15.1	Consent of Deloitte & Co. S.A.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 28, 2020

GLOBANT S.A.
By:	/s/ Juan Ignacio Urthiague

Name:	Juan Ignacio Urthiague
Title:	Chief Financial Officer

GLOBANT S.A.

Globant S.A.

Consolidated Financial Statements as of December 31, 2019 and December 31, 2018 and for each of the three years in the period ended December 31, 2019

Deloitte & Co. S.A. Florida 234, 5° piso C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Globant S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Globant S.A. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Fixed price contracts - Refer to Notes 3.3 and 4.1 to the consolidated financial statements

Critical Audit Matter Description

The Company’s services are performed mainly under two principal types of contracts: fixed-price and time-and-materials. In recognizing revenue for fixed-price contracts the Company applies an input or output method depending on the nature of the project and the agreement with the customer. The application of an input method is a significant management judgment that involves estimating the progress of the Company’s efforts relative to the total expected inputs necessary to satisfy a performance obligation.

We identified the revenue recognition for fixed price contracts using the input method as a critical audit matter because of the subjectivity in estimating the progress towards satisfying the performance obligation. This required a high degree of auditor judgment in evaluating the audit evidence supporting the application of the input method used to recognize revenue and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized for ongoing fixed-price contracts as of year-end.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s determination of the progress towards satisfying the performance obligation related to fixed price contracts using the input method and the resulting revenue recognized, included the following, among others:

•	We tested the effectiveness of controls relating to the revenue recognition process, including controls over the determination of the progress towards to complete satisfaction of fixed-price contracts.

•	We evaluated management’s ability to reasonably estimate the progress towards complete satisfaction by comparing actual information to prior year estimates for performance obligations of contracts that have been fulfilled.

•	We selected a sample of ongoing fixed-price contracts as of year-end and performed the following procedures for each selection:

–	Read the contracts and based on the terms and conditions evaluated, assessed the reasonableness of the information used in the estimate.

–	Evaluated the appropriateness of and consistency in the application of management’s policies and methodologies to estimate progress towards satisfying the performance obligation.

–	Evaluated the reasonableness of the progress towards satisfying the performance obligation by testing actual cost incurred and the mathematical accuracy of the estimate.

/s/ Deloitte & Co. S.A.
Autonomous City of Buenos Aires, Argentina

February 25, 2020

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

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2019	2018	2017
Revenues (1)	5	659,325	522,310	413,439
Cost of revenues (2) (4)	6.1	(405,164)	(318,554)	(263,171)
Gross profit		254,161	203,756	150,268

Selling, general and administrative expenses (3) (4)	6.2	(172,478)	(133,187)	(110,813)
Net impairment losses on financial assets (5)		(228)	(3,469)	(1,581)
Other operating expense, net (6)		(720)	(306)	(4,708)
Profit from operations		80,735	66,794	33,166

Gain on transactions with bonds	3.18	1,569	—	—

Finance income	7	13,643	11,418	7,956
Finance expense	7	(26,801)	(16,968)	(11,036)
Finance expense, net	7	(13,158)	(5,550)	(3,080)

Share of results of investment in associates	11.2	(224)	—	—

Other income, net (7)		110	6,220	8,458
Profit before income tax		69,032	67,464	38,544

Income tax	8.1	(15,017)	(15,868)	(8,081)
Net income for the year		54,015	51,596	30,463

Other comprehensive income (loss) net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations		(400)	(871)	(265)
- Net change in fair value on financial assets measured at FVOCI		(373)	(12)	(27)
- Gains and losses on cash flow hedges		352	—	—
Total comprehensive income for the year		53,594	50,713	30,171

Net income attributable to:
Owners of the Company		54,015	51,677	30,539
Non-controlling interest		—	(81)	(76)
Net income for the year		54,015	51,596	30,463

Total comprehensive income for the year attributable to:
Owners of the Company		53,594	50,794	30,247
Non-controlling interest		—	(81)	(76)
Total comprehensive income for the year		53,594	50,713	30,171

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2019	2018	2017
Earnings per share
Basic	9	1.48	1.45	0.87
Diluted	9	1.43	1.41	0.84
Weighted average of outstanding shares (in thousands)
Basic	9	36,586	35,746	34,919
Diluted	9	37,674	36,685	36,094

(1)	Includes transactions with related parties of 1,419, 5,937 and 5,590 for 2019, 2018 and 2017, respectively. See note 23.1.

(2)	Includes depreciation and amortization expense of 7,350, 4,022 and 4,339 for 2019, 2018 and 2017, respectively. See note 6.1.

(3)	Includes depreciation and amortization expense of 16,905, 16,521 and 11,789 for 2019, 2018 and 2017, respectively. See note 6.2.

(4)	Includes share-based compensation expense of 4,976, 4,248 and 5,666 under cost of revenues; and 14,912, 8,665 and 8,798 under selling, general and administrative expenses for 2019, 2018 and 2017, respectively. See note 6.

(5)	Includes a loss of 275 and 3,421 and a gain of 5 on impairment of trade receivables for 2019, 2018 and 2017, respectively (see note 12). Includes a recovery of impairment of tax credits of 47 for 2019, an impairment loss of tax credits of 48 and 1,586 for 2018 and 2017, respectively (see note 4.4).

(6)	Includes an impairment of intangibles assets of 720, 306 (note 4.6) and 4,708 (note 4.10) for 2019, 2018 and 2017, respectively.

(7)	Includes as of December 31,2019, 2018 and 2017 a loss of 85, a gain of 6,700 and 6,735 on remeasurement of the contingent consideration of Avanxo, Pointsource, Clarice, L4, WAE and Ratio explained in note 28.9.1. Includes as of December 31, 2018 and 2017 a gain of 1,611 and 1,726 related to the remeasurement at fair value of the call and put option over non-controlling interest explained in note 28.9.2, respectively. In 2018 includes the derecognition of the call option over non-controlling interest of 455 explained in note 25.2. In 2018 includes the loss of 1,038 related to the settlement agreed with WAE former owners (note 28.9.1). In 2018 includes the impairment of the investment in Collokia of 800 explained in note 11.2.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2019 AND 2018

(in thousands of U.S. dollars)

		As of December 31,
	Notes	2019	2018
ASSETS
Current assets
Cash and cash equivalents	10	62,721	77,606
Investments	11.1	19,780	8,635
Trade receivables (1)	12	156,676	110,898
Other assets	16	13,439	—
Other receivables	13	19,308	15,341
Other financial assets (2)		4,527	550
Total current assets		276,451	213,030

Non-current assets
Investments	11.1	418	527
Other assets	16	7,796	—
Other receivables	13	8,810	34,197
Deferred tax assets	8.2	26,868	16,916
Investment in associates	11.2	3,776	4,000
Other financial assets (3)		1,683	345
Property and equipment	14	87,533	51,460
Intangible assets	15	27,110	11,778
Right-of-use asset	27	58,781	—
Goodwill	25.14	188,538	104,846
Total non-current assets		411,313	224,069
TOTAL ASSETS		687,764	437,099

LIABILITIES
Current liabilities
Trade payables	17	31,487	17,578
Payroll and social security taxes payable	18	72,252	58,535
Borrowings	19	1,198	—
Other financial liabilities (4)		8,937	9,347
Lease liabilities	27	19,439	—
Tax liabilities	20	12,510	7,399
Other liabilities		368	44
Total current liabilities		146,191	92,903

Non-current liabilities
Trade payables	17	5,500	—
Borrowings	19	50,188	—
Other financial liabilities	25.11	1,617	3,418
Lease liabilities	27	41,924	—
Deferred tax liabilities	8.2	1,028	—
Provisions for contingencies	21	2,602	2,862
Total non-current liabilities		102,859	6,280
TOTAL LIABILITIES		249,050	99,183

Capital and reserves
Issued capital		44,356	43,158
Additional paid-in capital		157,537	109,559
Other reserves		(2,557)	(2,136)
Retained earnings		239,378	187,335
Total equity		438,714	337,916
TOTAL EQUITY AND LIABILITIES		687,764	437,099

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2019 AND 2018

(in thousands of U.S. dollars)

(1)	Includes balances due from related parties of 91 and 993 as of December 31, 2019 and 2018, respectively. See note 23.1.

(2)	Includes the fair value of convertible notes of 3,236 and 106 (notes 3.12.9.1, 3.12.9.2 and 3.12.9.3) as of December 31, 2019 and 2018, respectively, the fair value of foreign exchange forward contracts of 1,291 and 44 as of December 31, 2019 and 2018, respectively (notes 28.10 and 28.11) and a financial asset related to the acquisition of Clarice of 400 as of December 31, 2018 (note 25.1).

(3)	Includes 1,383 and 345 of guarantee payments related to the future lease of a property under construction as of December 31, 2019 and 2018, respectively. Includes convertible notes of 300 (note 3.12.9.4) as of December 31, 2019.

(4)	Includes other financial liabilities related to business combinations of 8,937 and 9,335 as of December 31, 2019 and 2018, respectively (note 25.11) and the fair value of foreign exchange forward contracts of 12 as of December 31, 2018, respectively (notes 28.10 and 28.11).

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at January 1, 2017	34,647,643	41,576	62,790	105,119	(961)	—	208,524	36	208,560
Issuance of shares under share-based compensation plan (see note 29.1)	425,640	511	7,926	—	—	—	8,437	—	8,437
Issuance of shares under subscription agreement (see note 29.1)	153,481	184	5,511	—	—	—	5,695	—	5,695
Share-based compensation plan (see note 24)	—	—	10,501	—	—	—	10,501	—	10,501
Other comprehensive income (loss) for the year	—	—	—	—	(265)	(27)	(292)	—	(292)
Net income for the year	—	—	—	30,539	—	—	30,539	(76)	30,463
Balance at December 31, 2017	35,226,764	42,271	86,728	135,658	(1,226)	(27)	263,404	(40)	263,364

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Issuance of shares under share-based compensation plan (see note 29.1)	674,901	810	8,275	—	—	—	9,085	—	9,085
Issuance of shares under subscription agreement (see note 29.1)	63,997	77	3,140	—	—	—	3,217	—	3,217
Share-based compensation plan (see note 24)	—	—	11,537	—	—	—	11,537	—	11,537
Other comprehensive income (loss) for the year	—	—	—	—	(871)	(12)	(883)	—	(883)
Acquisition of non-controlling interest (see note 25.2)	—	—	(121)	—	—	—	(121)	121	—
Net income for the year	—	—	—	51,677	—	—	51,677	(81)	51,596
Balance at December 31, 2018	35,965,662	43,158	109,559	187,335	(2,097)	(39)	337,916	—	337,916

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve and cash flow hedge reserve	Total
Balance at January 1, 2019	35,965,662	43,158	109,559	187,335	(2,097)	(39)	337,916
Adjustment on initial application of IFRS 16 (note 2.1)	—	—	—	(1,972)	—	—	(1,972)
Balance at January 1, 2019 restated	35,965,662	43,158	109,559	185,363	(2,097)	(39)	335,944
Issuance of shares under share-based compensation plan (see note 29.1)	899,100	1,079	21,475	—	—	—	22,554
Issuance of shares under subscription agreement (see note 29.1)	98,857	119	7,651	—	—	—	7,770
Share-based compensation plan (see note 24)	—	—	18,852	—	—	—	18,852
Other comprehensive income (loss) for the year	—	—	—	—	(400)	(21)	(421)
Net income for the year	—	—	—	54,015	—	—	54,015
Balance at December 31, 2019	36,963,619	44,356	157,537	239,378	(2,497)	(60)	438,714

(1) All shares are issued, authorized and fully paid. Each share is issued at a nominal value of $1.20 per share and entitles to one vote.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of U.S. dollars)

	For the year ended December 31,
	2019	2018	2017
Cash flows from operating activities
Net income for the year	54,015	51,596	30,463
Adjustments to reconcile net income for the year to net cash flows from operating activities:
Share-based compensation expense	15,357	10,551	12,865
Current income tax (note 8.1)	19,327	23,324	14,053
Deferred income tax (note 8.1)	(4,310)	(7,456)	(5,972)
Depreciation of property and equipment (note 14)	14,542	11,230	9,053
Depreciation of right-of-use assets (note 27)	14,584	—	—
Amortization of intangible assets (note 15)	9,713	9,313	7,075
Impairment of intangible assets (note 4.6 and 4.10)	720	306	4,708
Net impairment losses on financial assets (note 4.4)	228	3,469	1,581
Impairment of investments in associates (note 11.2)	—	800	—
Allowance for claims and lawsuits (note 21)	—	2,070	527
Loss (gain) on remeasurement of contingent consideration (note 28.9.1)	85	(6,700)	(6,735)
Gain on transactions with bonds (note 3.18)	(1,569)	—	—
Net gain on remeasurement of valuation of call and put option over non-controlling interest and on derecognition of the call option (note 28.9.2)	—	(1,156)	(1,726)
Accrued interest	4,151	270	404
Interest received	734	401	—
Net gain arising on financial assets measured at FVPL	(1,285)	(2,763)	(303)
Net gain arising on financial assets measured at FVOCI	(58)	(258)	(240)
Net gain arising on financial assets measured at amortised cost (note 7)	(99)	—	—
Exchange differences	8,291	6,989	2,645
Share of results of investment in associates	224	—	—
Changes in working capital:
Net increase in trade receivables	(38,945)	(36,356)	(25,599)
Net (increase) decrease in other receivables	(8,432)	(10,559)	1,240
Net increase in other assets	(9,967)	—	—
Net increase in trade payables	7,235	2,479	4,341
Net increase in payroll and social security taxes payable	8,766	21,885	7,576
Net increase (decrease) in tax liabilities	2,079	939	(700)
Utilization of provision for contingencies (note 21)	(194)	(222)	(1,320)
Cash provided by operating activities	95,192	80,152	53,936
Income tax paid	(17,055)	(12,955)	(11,383)
Proceeds received from reimbursement of income tax	1,572	—	436
Net cash provided by operating activities	79,709	67,197	42,989

Cash flows from investing activities
Acquisition of property and equipment (2)	(20,375)	(19,171)	(19,605)
Proceeds from disposals of property and equipment and intangibles	102	149	468
Acquisition of intangible assets (3)	(11,617)	(9,711)	(8,447)
Acquisition of investment in sovereign bonds (note 3.18)	(6,000)	—	—
Proceeds of investment in sovereign bonds (note 3.18)	7,569	—	—
(Payments) proceeds related to forward and future contracts	(651)	2,382	(579)
Acquisition of investments measured at FVTPL	(143,763)	(99,482)	(137,788)
Proceeds from investments measured at FVTPL	129,910	103,083	140,144
Acquisition of investments measured at FVOCI	(11,684)	(39,435)	(13,824)
Proceeds from investments measured at FVOCI	15,618	35,340	13,176
Acquisition of investments measured at amortised cost	—	(527)	—
Guarantee payments	(1,038)	(345)	—
Payments to acquire investments in associates	—	(3,250)	(469)
Acquisition of investment in convertible notes (note 3.12.9.2 to 3.12.9.4)	(3,350)	—	—
Acquisition of business, net of cash (note 25) (1)	(97,298)	(4,137)	(19,149)
Payments of earn-outs related to acquisition of business	(8,981)	(11,013)	(11,461)
Net cash used in investing activities	(151,558)	(46,117)	(57,534)

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of U.S. dollars)

	For the year ended December 31,
	2019	2018	2017
Cash flows from financing activities
Proceeds from the issuance of shares under the share-based compensation plan (note 29.1)	15,822	7,040	5,296
Proceeds from subscription agreements (note 29.1)	7,770	3,217	5,695
Proceeds from borrowings (note 19)	90,523	—	22,000
Repayment of borrowings (note 19)	(40,806)	(6,004)	(16,198)
Payments of principal portion of lease liabilities (note 27)	(15,358)	—	—
Convertible notes (note 3.12.9.1)	—	—	(100)
Cash provided by financing activities	57,951	4,253	16,693
Payments of lease liabilities interest (note 27)	(475)	—	—
Interest paid (note 19)	(764)	(159)	(95)
Net cash provided by financing activities	56,712	4,094	16,598

Effect of exchange rate changes on cash and cash equivalents	252	(93)	(60)
(Decrease) increase in cash and cash equivalents	(14,885)	25,081	1,993

Cash and cash equivalents at beginning of the year	77,606	52,525	50,532
Cash and cash equivalents at end of the year	62,721	77,606	52,525

(1) Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries (note 25):

Supplemental information
Cash paid	103,978	4,328	21,300
Less: cash and cash equivalents acquired	(6,678)	(191)	(2,151)
Total consideration paid net of cash and cash equivalents acquired	97,300	4,137	19,149

(2)	In 2019, 2018 and 2017, there were 2,179, 4,316 and 1,264 of acquisition of property and equipment financed with trade payables, respectively. In 2019, 2018 and 2017, the Company paid 4,316, 1,264 and 478 related to property and equipment acquired in 2018, 2017 and 2016, respectively. In 2019, 2018 and 2017 there were 1,862, 3,301 and 2,861 of advances paid. Finally, 2019 excludes 30,661 of advances reclassified from other receivables which was a non-cash transaction.

(3)	In 2018 and 2017 there were 217 and 344 of acquisition of intangibles financed with trade payables, respectively. In 2019, 2018 and 2017, the Company paid 217, 344 and 7 related to intangibles acquired in 2018, 2017 and 2016, respectively.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December  31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 – COMPANY OVERVIEW AND BASIS OF PRESENTATION

Globant S.A. is a company organized in the Grand Duchy of Luxembourg, primarily engaged in building digital journeys that matter to millions of users through its subsidiaries (hereinafter the “Company” or “Globant” or “Globant Group”). The Company specializes in providing innovative software solutions services by leveraging emerging technologies and trends.

The Company's principal operating subsidiaries and countries of incorporation as of December 31, 2019 were the following: Sistemas UK Limited and We are London Limited in the United Kingdom and Globant LLC in the United States of America (the “U.S.”), Sistemas Globales S.A., IAFH Global S.A., Dynaflows S.A., Avanxo S.A. and BSF S.A. in Argentina, Sistemas Colombia S.A.S., Avanxo Colombia and Belatrix Colombia S.A.S. in Colombia, Global Systems Outsourcing S. de R.L. de C.V. and Avanxo Servicios S.A. de C.V. in Mexico, Sistemas Globales Uruguay S.A. and Difier S.A. in Uruguay, Globant Brasil Consultoria Ltda. and Orizonta Consutoria de Negocios e Tecnología Ltda. in Brazil; Sistemas Globales Chile Asesorías Limitada in Chile, Globant Peru S.A.C., Avanxo Perú and Belatrix Peru S.A.C. in Peru, Globant India Private Limited in India, Globant Bel LLC in Belarus, Small Footprint S.R.L. in Romania, Software Product Creation S.L. in Spain, Globant France S.A.S. in France, Software Product Creation S.L - Dubai Branch in United Arab Emirates and Globant Canada Corp. in Canada.

The Company provides services from development and delivery centers located in United States (San Francisco, New York, Seattle, Raleigh, Chicago and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo), Peru (Lima), Chile (Santiago), México (Guadalajara and México City), India (Pune and Bangalore), Spain (Madrid), Belarus (Minsk), Romania (Cluj) and United Kingdom (London). The Company also has client management centers in United States (Houston, San Francisco, New York, Winston-Salem, Redwood City and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires), France (Paris) and the United Kingdom (London). The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Most of the revenues are generated through subsidiaries located in the U.S. The Company's workforce is mainly located in Latin America and to a lesser extent in India and U.S.

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

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2019. The impact of the new and revised standards and interpretations mentioned on these consolidated financial statements is described as follows.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company has initially adopted IFRS 16 Leases from January 1, 2019. The Company has elected the practical expedient to not restate comparative information and has recognised the cumulative effect of initially applying the Standard as an adjustment to the opening balance of retained earnings at January 1, 2019.

The Company has lease contracts for office spaces. Before the adoption of IFRS 16, in an operating lease, the leased property was not capitalised and the lease payments were recognised as rent expense in profit or loss on a straight–line basis over the lease term. Any prepaid rent and accrued rent were recognised under Other receivables and Trade and other payables, respectively.

On adoption of IFRS 16, the Company recognised lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases. These lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities recognised on January 1, 2019, was 6.14%.

Operating lease commitments disclosed as at December 31, 2018	55,222
Discounted using the lessee's incremental borrowing rate of at the date of initial application	46,887
Lease liability recognised as at January 1, 2019	46,887

The associated right-of-use assets were measured on a retrospective basis as if IFRS 16 had always been applied.

The net impact on retained earnings on January 1, 2019, was a decrease of 1,972.

The effect of adoption IFRS 16 as at January 1, 2019 (increase/(decrease)) is as follows:

Assets
Right-of-use assets	46,567
Prepayments	(1,652)

Liabilities
Lease liabilities	46,887

Total adjustment on equity:
Retained earnings	(1,972)

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	reliance on previous assessments on whether leases are onerous;

•	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019, as short-term leases;

•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company has also elected not to reassess whether a contract is, or contains a lease at the date of the initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

As a practical expedient, IFRS 16 permits a lessee not to separate non–lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this practical expedient.

From January 1, 2019, leases are recognised as a right-of-use asset and a corresponding lease liability at the commencement date of the lease. Each payment is allocated between the liability and a finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant period rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

The Company has also adopted the following standards and interpretation that became applicable for annual periods commencing on or after January 1, 2019:

IFRIC 23	Uncertainty over Income Tax Treatments

Amendments to IFRS 3 and 11 and IAS 12 and 23	Annual improvements 2015-2017 Cycle

Amendment to IAS 28	Long-term Interests in Associates and Joint Ventures

Amendment to IFRS 9	Prepayment Features with Negative Compensation

Amendments to IAS 19	Plan Amendment, Curtailment or Settlement

Those standards did not have any impact on the Company's accounting policies and did not require retrospective adjustments, except for IFRIC 23 "Uncertainty over Income Tax Treatments" that required a retrospective analysis which concluded that there is a possibility that a loss may have been incurred of 1,768 related to the fiscal years 2014 to 2019. As of December 31, 2019 these matter has not been recorded, it may be subject to inspection by the tax authority and claims may be asserted in the future.

•	New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

Amendments to References to the Conceptual Framework in IFRS Standards1

Amendment to IFRS 3	Definition of a business[2]

Amendment to IAS 1 and IAS 8	Definition of material[1]

Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform[1]

Amendments to IAS 1	Classification of Liabilities as Current or Non-Current [3]

1Effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

2Effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. Earlier application is permitted.

3Effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively. Earlier application is permitted.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

◦	Could reasonably be expected to influence. The existing definition referred to 'could influence' which the Board felt might be understood as requiring too much information as almost anything ‘could’ influence the decisions of some users even if the possibility is remote.

◦	Primary users. The existing definition referred only to 'users' which again the Board feared might be understood too broadly as requiring to consider all possible users of financial statements when deciding what information to disclose.

•	On September 26, 2019, IASB has issued 'Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)' as a first reaction to the potential effects the Interbank Offered Rate ("IBOR") reform could have on financial reporting.

The amendments published deal with issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative interest rate and address the implications for specific hedge accounting requirements.

The changes in Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

◦	modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform;

◦	are mandatory for all hedging relationships that are directly affected by the interest rate benchmark reform;

◦	are not intended to provide relief from any other consequences arising from interest rate benchmark reform (if a hedging relationship no longer meets the requirements for hedge accounting for reasons other than those specified by the amendments, discontinuation of hedge accounting is required);

◦	require specific disclosures about the extent to which the entities' hedging relationships are affected by the amendments.

The management of the Company does not anticipate that the application of these amendments will have a material impact on the Company's consolidated financial statements. These amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted. The Company has not opted for early application.

•	On January 23, 2020, IASB has issued 'Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)' providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date.

The amendments in Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) affect only the presentation of liabilities in the statement of financial position — not the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. They:

◦	clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability;

◦	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

◦	make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The management of the Company does not anticipate that the application of these amendment will have a material impact on the Company's consolidated financial statements. These amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted. The Company has not opted for early application.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Country		Percentage ownership
	of	Main	As of December 31,
Company	incorporation	Activity	2019	2018	2017
Sistemas UK Limited	United Kingdom	Customer referral services and software development support and consultancy	100.00%	100.00%	100.00%
Globant, LLC	United States of America	Customer referral services and software development support and consultancy	100.00%	100.00%	100.00%
Sistemas Colombia S.A.S.	Colombia	Software development and consultancy	100.00%	100.00%	100.00%
Global Systems Outsourcing S. de R.L. de C.V.	Mexico	Software development and consultancy	100.00%	100.00%	100.00%
Software Product Creation S.L.	Spain	Holding, investment, software development and consultancy	100.00%	100.00%	100.00%
Globant España S.A. (sociedad unipersonal)	Spain	Holding and investment activities	100.00%	100.00%	100.00%
Sistemas Globales Uruguay S.A.	Uruguay	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
IAFH Global S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales Chile Asesorías Limitada	Chile	Software development and consultancy	100.00%	100.00%	100.00%
Globers S.A.	Argentina	Travel organization services	100.00%	100.00%	100.00%
Globant Brasil Consultoria Ltda.	Brazil	Software development and consultancy	100.00%	100.00%	100.00%
Huddle Group S.A. (1)	Argentina	Software development and consultancy	-	-	100.00%
Globant Peru S.A.C.	Peru	Software development and consultancy	100.00%	100.00%	100.00%
Globant India Private Limited	India	Software development and consultancy	100.00%	100.00%	100.00%
Dynaflows S.A. (2)	Argentina	Software development and consultancy	100.00%	100.00%	66.73%
We Are London Limited	United Kingdom	Service design consultancy	100.00%	100.00%	100.00%

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Country		Percentage ownership
	of	Main	As of December 31,
Company	incorporation	Activity	2019	2018	2017
Difier S.A.	Uruguay	Software development and consultancy	100.00%	100.00%	100.00%
Globant Bel LLC	Belarus	Software development and consultancy	100.00%	100.00%	-
Globant Canada Corp.	Canada	Software development and consultancy	100.00%	100.00%	100.00%
Globant France S.A.S.	France	Software development and consultancy	100.00%	100.00%	-
Small Footprint S.R.L.	Romania	Software development and consultancy	100.00%	100.00%	-
Globant Ventures S.A.S. (3)	Argentina	Holding and investment activities	100.00%	100.00%	-
Software Product Creation SL Dubai Branch (4)	United Arab Emirates	Software development and consultancy	100.00%	-	-
Avanxo (Bermuda) Limited (5)	Bermuda	Holding, investment activities and software development	100.00%	-	-
Avanxo México Sociedad Anónima Promotora de inversión de Capital Variable (5)	Mexico	Cloud consulting and implementation services	100.00%	-	-
Avanxo Servicios S.A. de C.V. (5)	Mexico	Cloud consulting and implementation services	100.00%	-	-
Avanxo Brasil Tecnología da Informacao LTDA (5)	Brasil	Cloud consulting and implementation services	100.00%	-	-
Orizonta Consutoria De Negocios E Tecnologia LTDA (5)	Brasil	Cloud consulting and implementation services	100.00%	-	-
Avanxo S.A. (5)	Argentina	Cloud consulting and implementation services	100.00%	-	-
Avanxo - Sucursal del Perú (5)	Perú	Cloud consulting and implementation services	100.00%	-	-
Avanxo Colombia (5)	Colombia	Cloud consulting and implementation services	100.00%	-	-
Belatrix Global Corporation S.A. (6)	Spain	Holding and investment activities	100.00%	-	-
BSF S.A. (6)	Argentina	Agile product development services	100.00%	-	-
Belatrix Peru SAC (6)	Peru	Agile product development services	100.00%	-	-
Belatrix Colombia SAS (6)	Colombia	Agile product development services	100.00%	-	-
Belatrix Service Corp (6)	United States Of America	Agile product development services	100.00%	-	-

(1)	On December 31, 2017, Huddle Group S.A. was merged into Sistemas Globales S.A. (currently under registration).

(2)	On October 26, 2018, the sellers exercised the put option on the non-controlling interest of Dynaflows (see note 25.2).

(3)	Globant Ventures S.A.S was registered on January 17, 2019.

(4)	Software Product Creation SL Dubai Branch obtained its definitive professional license on February 21, 2019.

(5)	Avanxo (Bermuda) Limited along with its subsidiaries in Brazil, Mexico, Colombia, Peru, Argentina and the United States ("Avanxo Group") were acquired on February 1, 2019 (see note 25.8).

(6)	Belatrix Global Corporation S.A along with its subsidiaries in Peru, Colombia, Spain, the United States and Argentina ("Belatrix Group") were acquired on August 9, 2019 (see note 25.9).

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

The Company has not recognized any impairment loss in the years ended December 31, 2019, 2018 and 2017.

3.3 – Revenue recognition

The Company generates revenue primarily from the provision of software development, testing, infrastructure management, application maintenance, outsourcing services, consultancy and Services over Platforms (SoP). SoP is a new concept for the services industry that aims to deliver digital journeys in more rapid manner providing specific platforms as a starting point and then customizing them to the specific need of the customers. Revenue is measured at the fair value of the consideration received or receivable.

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

The Company also provides hosted access to software applications for a subscription-based fee. The revenue from these subscription resales contracts is recognised at a point in time, given that the performance obligation is satisfied when the contract is signed by the customer and the Company. The Company acts as an agent because the performance obligation is to arrange for the service to be provided to the customer by another party (the owner of the software applications). Consequently, the revenue is measured as the amount of the commission, which is the net amount of consideration that the Company retains after paying the other party the consideration received in exchange for the services to be provided by that party.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.4 – Leases

During 2018, the Company applied IAS 17 for leases recognition, where leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

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

As of January 1, 2019, the Company applied IFRS 16 where the Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (leases with a lease term of 12 months or less) and leases of low value assets (assets with a value of 5 or less when new). For these leases, the Company recognizes the lease payments as an operating expense on a straightline basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments, less any lease incentives receivable;

•	variable lease payments that are based on an index or a rate;

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee's incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right–of–use asset) whenever:

1.	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

2.	the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.	a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The Company made adjustments related to leases that are subject to changes in the consumer price index. As of December 31, 2019, such adjustments amounted to 126.

Right-of-use asset are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs.

Right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever the Company incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37. The costs are included in the related right–of-use asset.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Company applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in note 3.10.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are assets with a value of 5 or less when new.

In determining the lease term, management considers all fact and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options and periods after termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December  31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.5 – Foreign currencies

The functional currency of the Company and most of its subsidiaries is the U.S. dollar, except for:

•	Globant Brasil Consultoría Ltda.: the functional currency is the Brazilian Real.

•	Globers S.A.: the functional currency is the Argentine Peso.

•	We are London Limited: the functional currency is the Great Britain Pound

•	Avanxo Servicios S.A. de C.V.: the functional currency is the Mexican Peso.

•	Avanxo Mexico S.A.P.I de C.V.: the functional currency is the Mexican Peso.

•	Avanxo Brasil Tecnología da Informacao LTDA: the functional currency is the Brazilian Real.

•	Orizonta Consutoria De Negocios E Tecnologia LTDA: the functional currency is the Brazilian Real.

•	Avanxo S.A.: the functional currency is the Argentine Peso.

•	Avanxo - Sucursal del Perú: the functional currency is the Peruvian Sol.

•	Avanxo Colombia: the functional currency is the Colombian Peso.

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

In the case of the subsidiaries with a functional currency other than the U.S. dollar, assets and liabilities are translated at current exchange rates, while income and expense are translated at the date of the transaction rate. The resulting foreign currency translation adjustment is recorded as a separate component of accumulated other comprehensive income (loss) in equity.

Accounting standards are applied on the assumption that the value of money (the unit of measurement) is constant over time. However, when the rate of inflation is no longer negligible, a number of issues arise impacting the true and fair nature of the accounts of entities that prepare their financial statements on a historical cost basis. To address such issues, entities apply IAS 29 Financial Reporting in Hyperinflationary Economies from the beginning of the period in which the existence of hyperinflation is identified. Based on the statistics published on July 17, 2018, the 3-year cumulative rate of inflation for consumer prices and wholesale prices in Argentina reached a level of about 123% and 119%, respectively. On that basis, Argentina was considered an hyperinflationary economy since July 1, 2018. As of December 31, 2019, the Company has recognized the effects of inflation in their financial statements, it also has evaluated this situation and concluded that it has no significant impact considering that the most significant Argentine subsidiaries have the U.S. dollars as their functional currency, except for Globers S.A. and Avanxo S.A as explained above.

3.6 – Borrowing costs

The Company does not have borrowings attributable to the construction or production of assets. All borrowing costs are recognized in profit and loss under finance loss.

3.7 – Taxation

3.7.1 – Income taxes – current and deferred

Income tax expense represents the estimated sum of income tax payable and deferred tax.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

For the fiscal year 2019, Globant S.A, is subject to a corporate income tax rate of 17% on taxable income exceeding EUR 200, the rate is 15% if annual taxable income does not exceed EUR175. For amounts between EUR 175 and EUR 200, corporate income tax is calculated based on a formula, adding EUR 26.2 (i.e. EUR 175 x 15%) and 31% of the income amount exceeding EUR 175. For fiscal year 2018, the rate was 18% for a company whose taxable income exceeds EUR 30 and 15% if annual taxable income does not exceed EUR 25. The corporate income tax is increased by a contribution of 7% to the unemployment fund. A municipal business tax also may be imposed at rates ranging from 6% to 12% depending on where the undertaking is located.

In 2008, Globant España S.A. elected to be included in the Spanish special tax regime for entities having substantially all of their operations outside of Spain, known as “Empresas Tenedoras de Valores en el Exterior” (“ETVE”), on which dividends distributed from its foreign subsidiaries as well as any gain resulting from disposal are tax free. In order to be entitled to the tax exemption, among other requirements, the main activity of Globant España S.A. must be the administration and management of equity instruments from non-Spanish entities and such entities must be subject to a tax regime similar to that applicable in Spain for non-ETVEs companies. The subsidiaries did not distribute dividends during 2017. During 2018 the Company’s Uruguayan and Argentinian subsidiaries distributed dividends to Globant España S.A. for a total amount of 27,462. As of December 31, 2019 the Uruguayan subsidiary distributed dividends for a total amount of 11,000 to Globant España S.A and BSF S.A distributed dividends for a total amount of 310 to Belatrix Global Corporation S.A. If this tax exemption would not apply, the applicable tax rate should be 25%. The Company´s Spanish subsidiary Software Product Creation S.L. is subject to a 25% corporate income tax rate. Also, Belatrix Global Corporation S.A. is an ETVE company located in Spain, subject to the benefits of the regime. The company was registered as ETVE on December, 2013.

Argentine companies are subject to a 30% corporate income tax rate. In May 2008, IAFH Global S.A. and Sistemas Globales S.A. were notified by the Argentine Government through the Ministry of Economy and Public Finance that they had been included within the promotional regime for the software industry established under Law No. 25,922 (the “Software Promotion Regime”). BSF S.A is benefited by the promotional regimen as well. The incorporation was notified on April 2008.

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

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Software Promotion Law remains in effect until December 31, 2019. On May 22, 2019 the Argentine Congress approved Law No. 27,506 that creates a promotion regime for knowledge economy-related business (the "Knowledge based economy law") which is applicable to IAFH Global S.A., Sistemas Globales S.A. and BSF S.A. The Law is valid from January 1, 2020 until December 31, 2029.

The beneficiaries of the regime will enjoy the following benefits:

•	Fiscal stability as of the moment of the registration and for the term of validity of the Regime.This benefit may be also extended to provincial and municipal taxes, as long as such jurisdictions adhere to this Knowledge based Economy Law.

•	Beneficiaries are not subject to any value-added tax withholding or collection regimes.

•	A reduced corporate income tax rate of 15% to the extent that the beneficiaries maintain their payroll in accordance with the conditions described in the regulations.

•	Beneficiaries will be allowed to deduct a tax credit derived from any payment or withholding of foreign taxes, if the taxed income constitutes an Argentine source of income.

•	A reduction from their employer social security contributions, in relation to each employee, of an amount equal to 7,003 ARS per employee for year 2020.

•	A tax credit equal to 1.6 times the amount of the employer’s social security contributions applicable to the detraction. This tax credit, which is onetime transferable, can be used to offset the beneficiary's income tax liability and/or value added tax liability with no restriction.

The beneficiaries of the Software Promotion Law must declare their intention to be transferred to the Knowledge Economy Regime until December 31, 2019. Sistemas Globales S.A. and IAFH S.A. have been incorporated in the National Registry of Beneficiaries of the Regime for the Promotion of the Knowledge Economy on November 12, 2019 and BSF S.A. was included on December 3, 2019. Both registrations are treated as provisional and the companies must fill a final declaration before June 30, 2020.

Additionally, Ministry of Production and Labor issued on October 10, 2019, the Resolution No. 1084/2019, which appointed the Secretariat of Entrepreneurs and Small and Medium-Sized Enterprises as enforcement authority of the Regime and authorized the Secretariat to issue complementary regulations. Consequently, the Secretariat issued Resolution No. 449/2019, establishing the details of the procedure to be followed and the conditions to be met to enjoy the benefits of the Regime. Also, the Secretariat will be in charge of analyzing the information submitted and verifying compliance with all the relevant requirements.

On January 20, 2020, Ministry of Productive Development issued Resolution No. 30/2020, revoking Resolution No. 1,084/2019 and Resolution No. 449/2019.

Also, under the new administrative structure, Ministry of Productive Development appointed the Secretariat of Industry, Knowledge Economy and External Commercial Management of the Ministry of Productive Development as enforcement authority of the New Regime and authorized that Secretariat to issue complementary regulations.

Finally, the review and processing of applications filed so far have been suspended until new complementary regulations are issued by such new enforcement authority.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Therefore, the Law and the Decree are currently in force, and have not been repealed, suspended or modified.

According to the New Regime – currently in force – beneficiaries of the Regime for the Promotion of the Software Industry (Law 25,922) have the right to enjoy the benefits established as long as they are registered in the Registry for which it is necessary to: (i) have submitted the application for the provisional incorporation into the New Regime until December 31, 2019 (which allows the definitive registration to have effects as from January 1st, 2020), and (ii) prove the compliance of the requirements provided in the Law and complementary regulations before June 30, 2020.

In the meantime, the Argentine Executive Power is considering a bill to modify the Knowledge based Economy Law to include the following:

•	a 60% reduction in the total amount of corporate income tax applied to income from the promoted activities.

•	a tax credit equal to the 70% of the social security contribution paid. The social security contribution benefit would apply only to a portion of the beneficiary’s payroll (in principle up to 3745 employees, except when there is an increase of the payroll) and in the future might be distributed according to a quote (cupo fiscal).

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

On December 23, 2019, the Argentine Government enacted the Ley de Solidaridad Social y Reactivación Productiva No. 27,541 (the "Law on Social Solidarity and Productive Reactivation " or the "Social Solidarity Law") which declared a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and also delegated legislative powers to the National Executive Power, until December 31, 2020. According to the Social Solidarity Law, the corporate income tax for years starting January 1, 2020 is 30%, and the tax rate applicable to dividends is 7%, delaying the effectiveness of the 25% and 13% rates until tax years starting on January 1, 2021.

The Social Solidarity Law also introduced amendments to the income tax, personal assets tax, excise tax on certain goods, tax on debits and credits in local bank accounts and social security rules. It also establishes a new tax on certain purchases of foreign currency, a new tax debt settlement plan for certain taxpayers, and establish new rates on export of goods and services.

According to the Social Solidarity Law, the corporate income tax for years starting January 1, 2020 is 30%, extending the enforcement of the 25% to tax year starting January 1, 2021.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company’s Argentine subsidiaries, Globers Travel, Dynaflows, Globant Ventures SAS and Avanxo S.A. are subject to a corporate income tax rate of 30% as they are not in included within the Software Promotion Regime nor Knowledge Economy Regime.

The Company’s Uruguayan subsidiary Sistemas Globales Uruguay S.A. is domiciled in a tax free zone and has an indefinite tax relief of 100% of the income tax rate and an exemption from VAT. Aggregate income tax relief arising under Sistemas Globales Uruguay S.A. for years ended December 31, 2019, 2018 and 2017 were 21,224, 11,095, 2,488, respectively. The Company’s Uruguayan subsidiary Difier S.A. is located outside tax-free zone and according to Article 163 bis of Decree No. 150/007 the software development services performed are exempt from income tax and value-added tax applicable as long as they are exported and utilized abroad, except for the financial results that are taxable at a rate of 25%. Difier S.A is 100% export-oriented.

The Colombian subsidiaries are subject to federal corporate income tax at the rate of 33%. Until December 31, 2018 the Company's Colombian subsidiary Sistemas Colombia S.A.S. was subject to federal corporate income tax at the rate of 33% and a surcharge at the rate of 4% calculated on net income before income tax. Law N°1,943 gradually reduces the corporate tax rates from 33% to 30% from fiscal years 2020 to 2022.

The Company’s U.S. subsidiaries are subject to U.S. federal income tax at the rate of 21%. Fiscal years beginning before January 1, 2018 were subject to corporate tax at the rate of 35%.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (“Tax Act”) that instituted fundamental changes to the taxation of multinational corporations. The Tax Act includes significant changes to the U.S. corporate income tax system, including a federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, changes regarding net operating loss carryforwards, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. Furthermore, as part of the transition to the new tax system, a one-time transition tax is imposed on a U.S. shareholder's historical undistributed earnings of foreign affiliates. The Tax Act introduces various other changes to the Internal Revenue Code.

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

On December 13, 2018, the Internal Revenue Service (“IRS”) published a proposed regulation that provide guidance regarding the BEAT application for public comments. The final document was published in the Federal Register on December 2, 2019.

The Company’s English subsidiaries Sistemas UK Limited and We are London Limited are subject to corporate income tax at the rate of 19%, the same rate was applied for the years 2018 and 2017. The rate is reduced to 17% as from April 1, 2020.

The Company’s Chilean subsidiary Sistemas Globales Chile Ases. Ltda. is subject to corporate income tax at the rate of 27%. For the years 2018 and 2017, the corporate income tax rates were27% and 25.5%, respectively.

The Company’s Brazilian subsidiaries apply the taxable income method called “Lucro real”. Under this method, taxable income is based upon a percentage of profit accrued by the Company, adjusted according to the add-backs and exclusions provided in the relevant tax law. The rate applicable to the taxable income derived from the subsidiary’s activity is 24% plus 10% if the net income before income tax is higher than 240 Brazilian real for the years 2017 and onwards.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company’s Peruvian subsidiaries are subject to corporate income tax at the rate of 29.5%. For the years 2018 and 2017, the corporate income tax rate was 29.5%.

The Company’s Mexican subsidiaries are subject to corporate income tax at the rate of 30%.

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

The Indian Government introduced on September, 2019, a slew of measures through the Taxation Laws (Amendment) Ordinance, to make certain amendments in the Income-tax Act 1961 and the Finance (No.2) Act 2019.

Under the new measures, any domestic company will be able to choose to be taxed at the rate of 22% if, among other things, reject the SEZ tax holidays. Thus, the effective tax rate for these companies shall be 25.17% inclusive of surcharge & cess. The option must be exercised before the filing of the Income Tax Return for FY19-20 (due date November 2020), and once the option is made it cannot be withdrawn for any subsequent year. Also, such companies shall not be required to pay Minimum Alternate Tax (‘MAT’). The Company is still analyzing the future impact of the benefit.

The Company's subsidiary located in Belarus is resident of the High Technology Park (“HTP”). HTP residents are exempted from corporate income tax and VAT.

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

The corporate tax rate in France for most companies is 33%. The Finance Bill for 2017 contains provisions for the progressive reduction of the corporate income tax rate from 33% to 28% over the period 2017 to 2020. Also, there is a reduced tax rate of 15% for companies whose turnover does not exceed EUR 7,63 million, but only for the first EUR 38,120 of taxable income. In 2019 the reduced rate will be applicable to small and medium-size enterprises. To qualified as a small and medium-size enterprise, a company must employ less than 250 employees and have an annual turnover not exceeding EUR 50 million.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

According to the Finance Bill, the Company´s subsidiary located in France is subject to tax at a rate of 28% during 2019. The rate applies for the first EUR 500.

The company located in United Arab Emirates is not subject to Income tax. Under the Emirate-based tax decrees, Corporate Income Tax may be imposed on all companies (including branches and permanent establishments) at rates of up to 55%. However, in practice, the taxation is currently only enforced in respect of corporate entities engaged in the production of oil and gas or extraction of other natural resources in the United Arab Emirates.

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

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. The Company has not recorded any current or deferred income tax in other comprehensive income or equity in any each of the years presented, except for deferred income tax arising from the share-based compensation plan and for the translation of deferred tax assets and liabilities arising from subsidiaries with functional currencies other than U.S. dollar.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.7.1.3 – Uncertain tax treatments

The Company determines the accounting for tax position when there is uncertainty over income tax treatments as follows. First, the Company determine whether uncertain tax positions are assessed separately or as a group; and then, the Company assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the Company determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the Company reflect the effect of uncertainty in determining its accounting tax position using either the most likely amount or the expected value method. The Company discloses in note to the consolidated financial statements certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred.

As of December 31, 2019, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred, as of the date of the financial statements in accordance with IFRIC 23 in an amount of 1,768, related to assessments for the fiscal years 2014 to 2019. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

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

3.9 – Intangible assets

Intangible assets include licenses, customer relationships, customer contracts and non-compete agreements. The accounting policies for the recognition and measurement of these intangible assets are described below.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

3.9.2 – Intangible assets acquired in a business combination

Intangible assets acquired in a business combination (trademarks, customer relationships, customer contracts and non-compete agreements) are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

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

3.9.4 – Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss when the asset is derecognized. As of December 31, 2019, the Company has derecognized intangible assets for an amount of 24. No intangible asset has been derecognized as of December 31, 2018.

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

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

As of December 31, 2019 and 2018 the Company recorded an impairment loss of 720 and 306, respectively, related to internally-generated intangible assets. In 2017 the Company recorded an impairment loss of 4,708 related to the intangible assets acquired in business combinations.

3.11 – Provisions for contingencies

The Company has existing or potential claims, lawsuits and other proceedings. Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation, and the advice of the Company’s legal advisers.

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

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘Finance income or Finance expense’ line.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.12.4 - Derivative financial instruments

The Company enters into foreign exchange forward contracts. Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognised as a financial asset whereas a derivative with a negative fair value is recognised as a financial liability. Derivatives are not offset in the financial statements unless the Company has both a legally enforceable right and intention to offset. The impact of the futures and forward contracts on the Company’s financial position is disclosed in note 28. A derivative is presented as a non–current asset or a non–current liability if the remaining maturity of the instrument is more than 12 months and it is not due to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

The Company designates certain derivatives as hedging instruments in respect of foreign currency risk in cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:

- there is an economic relationship between the hedged item and the hedging instrument;

- the effect of credit risk does not dominate the value changes that result from that economic relationship; and

- the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the Company actually uses to hedge that quantity of hedged item.

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the Company adjusts the hedge ratio of the hedging relationship (i.e. rebalances the hedge) so that it meets the qualifying criteria again.

The Company designates the full change in the fair value of a forward contract (i.e. including the forward elements) as the hedging instrument for all of its hedging relationships involving forward contracts.

Movements in the hedging reserve in equity are detailed in note 29.3.

The effective portion of changes in the fair value of derivatives and other qualifying hedging instruments that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated under the heading of cash flow hedging reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the ‘other gains and losses’ line item. Amounts previously recognised in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognised hedged item.

The Company discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria (after rebalancing, if applicable). This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. Any gain or loss recognized in other comprehensive income and accumulated in cash flow hedge reserve at that time remains in equity and is reclassified to profit or loss when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in cash flow hedge reserve is reclassified immediately to profit or loss.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

3.12.6 – Other Financial Assets

Call option over non-controlling interest in subsidiary

On October 22, 2015, the Company was granted with a call option to acquire the remaining 33.27% interest in Dynaflows S.A, which can be exercised from October 22, 2020 till October 21, 2021. At the same moment, the Company has also agreed on a put option with the non-controlling shareholders which gives them the right to sell its remaining 33.27% interest on October 22, 2018 or October 22, 2020. During the year ended December 31, 2018, the sellers exercised the put option, as explained in note 25.2, and the Company derecognized the call option.

Clarice Subscription agreement

On May 14, 2015, the Company signed a subscription agreement as described in note 25.1. According to this agreement, the Company will receive a fix amount of money in exchange of a variable number of shares of the Company. According to IAS 32:11, a financial asset has been recognized in order to reflect the contractual right to receive cash. As of December 31, 2018, the Company has recorded 400 as current financial assets. As of December 31, 2019 the financial asset and the financial liability were fully settled.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

No significant changes to estimation techniques or assumptions were made during the reporting period, except for the changes in the expected credit loss rate used for the calculation of allowance for doubtful accounts as of December 31,2019, as disclosed in note 12.

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

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

As of December 31, 2019, the Company incurred in a singular factoring agreement arranged with Banco Santander, pursuant to which Globant, LLC transferred receivables for a total amount of 3,510. The Company considers that it has substantially transferred the risks and rewards intrinsic to these receivables to the bank and therefore they were derecognized.

3.12.9 – Convertible Notes

The Company recognizes convertible notes measured at their fair value using the market approach which consist in using prince and relevant information generated by market transactions involving identical or comparable assets, liabilities or group of assets and liabilities, such as a business.

3.12.9.1 Convertible note - Collokia

On May, 5, 2017, the Company and Collokia LLC, signed a loan agreement whereby the Company provides a financing facility of 100. Interest on the entire outstanding principal balance is computed at an annual rate of 2.8%. Collokia shall repay the loan in full within 18 months from the date that this agreement has been signed off. The Company has the right to convert any portion of the outstanding principal into preferred units of Collokia. As of December 31, 2019 and 2018, the fair value of the loan agreement amounted to 115 and 106, respectively, and is disclosed as other financial assets current. The Company expects to collect the convertible note in a foreseeable future and hence it has concluded that the convertible note is recoverable.

3.12.9.2 Convertible note - Wolox

On January 21, 2019 ("issuance date"), Globant España S.A. and Wolox, LLC (Wolox), agreed into a convertible promissory note purchase agreement whereby Globant España S.A. provides financing facility for 1,800.  Interest on the entire outstanding principal balance is computed at an annual rate equal to LIBOR plus 2%. Wolox shall repay the loan in full within 18 months from the date as of the issuance date. Globant España S.A has the right to convert any portion of the outstanding principal into fully paid and nonassessable membership interest of Wolox.  As of December 31, 2019, the fair value of the loan agreement amounted to 1,841 and is disclosed as other financial assets current.

3.12.9.3 Convertible note - Singularity

On July 8, 2019 ("issuance date"), Globant España S.A. and Singularity Education Group, agreed into a note purchase agreement whereby Globant España S.A. provides financing facility for 1,250. Interest on the entire outstanding principal balance is computed at an annual rate of 5%. Singularity Education Group shall repay the loan in full within 1 year from the effective date. Globant España S.A has the right to convert any portion of the outstanding principal into Conversion Shares of Singularity Education Group. As of December 31, 2019, the fair value of the loan agreement amounted to 1,280 and is disclosed as other financial assets current.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.12.9.4 Convertible notes - Globant Ventures

During the year ended December 31, 2019, Globant Venture SAS entered into 4 note purchase agreements with Interactive Mobile Media S.A. (CamonApp), AvanCargo Corp., TheEye S.A.S. and Robin (the "startups"), pursuant to which Globant Ventures provides financing facility for a total amount of 300.  Interest on the entire outstanding principal balance is computed at annual rates ranging from 5% to 12% for Interactive Mobile Media S.A. (CamonApp), AvanCargo Corp., TheEye S.A.S and Robin. Globant Venture SAS has the right to convert any portion of the outstanding principal into equity interest of the startups. As of December 31, 2019, the fair value of the loan agreement amounted to 300, and is disclosed as other financial assets non-current.

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

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

Cash and cash equivalents as shown in the statement of cash flows only includes cash and bank balances and time deposits as disclosed in note 10.

3.15 – Reimbursable expenses

Out-of-pocket and travel expenses are recognized as expense in the statements of income for the year. Reimbursable expenses are billed to customers and presented within the line item "Revenues" in the statements of income for the year.

3.16 – Share-based compensation plan

The Company has a share-based compensation plan for executives and employees of the Company and its subsidiaries. Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set forth in note 24.

The fair value determined at the grant date of the equity-settled share-based payments is recognised to spread the fair value of each award over the vesting period on a straight-line basis, based on the Company’s estimate of equity instruments that will potentially vest, with a corresponding increase in equity.

3.17 – Components of other comprehensive income

Components of other comprehensive income are items of income and expense that are not recognized in profit or loss as required or permitted by other IFRSs. The Company included gains and losses arising from translating the financial statements of a foreign operation, the gains and losses related to the valuation of the financial assets measured at fair value through other comprehensive income and the effective portion of changes in the fair value of derivatives hedging instruments that are designated and qualify as cash flow hedges.

3.18 – Gain on transactions with bonds

During the year ended December 31, 2019, the Company's Argentine subsidiaries, through cash received from repayments of intercompany loans, acquired Argentine sovereign bonds in the U.S. market denominated in U.S. dollars.

After acquiring these bonds, the Company's Argentine subsidiaries sold those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the year ended December 31, 2019 was higher than its quoted price in the U.S. market (in U.S dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into the Company's Argentine subsidiaries' functional currency, thus, as a result, the Company recognized a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

During the year ended December 31, 2019, the Company recorded a gain amounting to 1,569 due to the above mentioned transactions that were disclosed under the caption "Gain on transaction with bonds" in the consolidated statements of profit or loss.

During the year ended December 31, 2018, the Company did not engage in the above described transaction.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

These methods are followed where reasonably dependable estimates of revenues and costs can be made. Fixed-price projects generally correspond to short-term contracts. Some fixed-price contracts are recurring contracts that establish a fixed amount per month and do not require the Company to apply significant judgment in accounting for those types of contracts. In consequence, the use of estimates is only applicable for those contracts that are on-going at the year end and that are not recurring.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company evaluates goodwill for impairment at least annually or more frequently when there is an indication that the unit may be impaired. When determining the fair value of the Company's cash generating unit, the Company utilizes both the market and income approaches. The Company first determines the value of the unit using the market approach. For the purposes of the calculation, the Company considers the value of the shares in the market.

In addition, the Company utilizes the income approach, using discounted cash flow. The income approach considers various assumptions including increase in headcount, headcount utilization rate, income from each country and revenue per employee, income tax rates and discount rates. The assumptions considered by the Company as of December 31, 2019 are the following: projected cash flows for the following five years, the average growth rate considered was 22.0% and the rate used to discount cash flows was 9.50%. The long-term rate used to extrapolate cash flows beyond the projected period was 3%.

Any adverse changes in key assumptions about the businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon the Company's evaluation of goodwill, no impairments were recognized during 2019, 2018 and 2017.

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

The Company evaluates the uncertain tax treatment, such determination requires the use of significant judgment in evaluating the tax treatments and assessing the timing and amounts of deductible and taxable items, see note 3.7.1.3.

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

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

As of December 31, 2019, 2018 and 2017, the Company recorded an impairment of trade receivables for an amount of 275, an impairment of 3,421 and a recovery of 5, respectively, using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

As of December 31, 2019, 2018 and 2017, the Company recorded a recovery for an amount of 47, an impairment of tax credits for an amount of 48 and 1,586, respectively, based on assumptions about expected credit losses. The Company uses judgment in making these assumptions based on existing regulatory conditions as well as forward looking estimates, which are described as follows. The tax credits included in the allowance for impairment are mainly related to Argentine taxation. The Company estimated the future VAT credit and VAT debit that comes from domestic purchases and sales, respectively. Since exports are zero-rated, any excess portion of the credit not used against any VAT debit is reimbursable to the Company, through a special VAT recovery regime. However, according to VAT recovery rules, there are certain limitations on the amount that may be reimbursed and the Company considered any VAT credit that cannot be reimbursed to be an impairment.

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

Fair value of the shares: For 2014 Equity Incentive Plan, the fair value of the shares is based on the quote market price of the Company's shares at the grant date. For 2012 Equity Incentive Plan, as the Company's shares were not publicly traded the fair value was determined using the market approach technique based on the value per share of private placements. The Company had gone in the past through a series of private placements in which new shares have been issued. The Company understood that the price paid for those new shares was a fair value of those shares at the time of the placement. In January 2012, Globant España S.A. had a capital contribution from a new shareholder, which included cash plus share options granted to the new shareholder, therefore, the Company considered that amount to reflect the fair value of their shares. The fair value of the shares related to this private placement resulted from the following formula: cash minus fair value of share options granted to new shareholder divided by number of newly issued shares. The fair value of the share options granted to the new shareholder was determined using the same variables and methodologies as the share options granted to the employees. After the reorganization in December 2012, shares of Globant S.A (Luxembourg) were sold by existing shareholders in a private placement to WPP Plc. The fair value of the shares related to this private placement results from the total amount paid by WPP Plc. to the existing shareholders.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

6.	Recoverability of internally generated intangible assets

If any impairment indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount is the higher of fair value less costs of disposal and value in use.The discount rate use is the appropriate weighted average cost of capital.

During the year, the Company considered the recoverability of its internally generated intangible asset which are included in the consolidated financial statements as of December 31, 2019 and 2018 with a carrying amount of 9,388 and 7,855, respectively.

A detailed recoverability analysis has been carried out by the Company, considering both, revenue from customers in case of the assets sold to third parties and internal usage for those assets that are used internally, and, as a result, the Company has recognized an impairment of 720 and 306 as of December 31, 2019 and 2018. In 2017 no impairment losses were recorded. The impairment was recognized as a result of the Company's evaluation of such internal developments, upon which the Company projected lower future cash flows from the related intangible assets.

7.	Fair value measurement and valuation processes

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

8.	Useful lives of property, equipment and intangible assets

The Company reviews the estimated useful lives of property, equipment and intangible assets at the end of each reporting period. The Company determined that the useful lives of the assets included as property, equipment and intangible assets are in accordance with their expected lives.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

9.	Provision for contingencies

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

10.	Recoverability of intangible assets acquired in business combinations, other than goodwill

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

A total amount of 4,708 of impairment loss related to the intangible assets acquired in business combinations was recognized as of December 31, 2017 and is included as other operating expense. The impairment was recognized as a result of the Company's evaluation of such intangible assets, upon which the Company projected lower future cash flows from the related customer relationships. In 2019 and 2018 no impairment losses were recorded.

NOTE 5 – REVENUE

The following tables present the Company’s revenues disaggregated by type of contracts, by revenue source regarding the industry vertical of the client and by currency. The Company provides technology services to enterprises in a range of industry verticals including media and entertainment, travel and hospitality, professional services, technology and telecommunications, banks, financial services and insurance and consumer, retail and manufacturing, among others. The Company understands that disaggregating revenues into these categories achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of revenues may be affected by economic factors. However, this information is not considered by the chief operating decision-maker to allocate resources and in assessing financial performance of the Company. As noted in the business segment reporting information in note 26, the Company operates in a single operating and reportable segment.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	For the year ended December 31,
By Industry vertical	2019	2018	2017
Media and Entertainment	156,292	133,093	99,640
Travel & Hospitality	92,773	89,212	68,400
Banks, Financial Services and Insurance	143,788	114,439	94,994
Technology & Telecommunications	88,183	67,310	60,648
Professional Services	73,282	52,318	40,660
Consumer, Retail & Manufacturing	85,698	54,087	36,025
Other Verticals	19,309	11,851	13,072
TOTAL	659,325	522,310	413,439

	For the year ended December 31,
By Currency	2019	2018	2017
United States dollar (USD)	563,747	447,314	354,824
European euro (EUR)	28,237	30,087	23,518
Pound sterling (GBP)	3,012	6,550	4,107
Argentine peso (ARS)	26,948	20,651	12,856
Mexican peso (MXN)	19,939	11,711	6,942
Colombian peso (COP)	6,831	4,068	2,341
Brazilian real (BRL)	8,030	46	126
Others	2,581	1,883	8,725
TOTAL	659,325	522,310	413,439

	For the year ended December 31,
By Contract Type	2019	2018	2017
Time and material contracts	544,131	431,295	376,718
Fixed-price contracts	106,386	90,980	36,687
Subscription resales	8,525	—	—
Others	283	35	34
TOTAL	659,325	522,310	413,439

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 6 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

6.1 – Cost of revenues

	For the year ended December 31,
	2019	2018	2017
Salaries, employee benefits and social security taxes	(366,594)	(293,171)	(239,013)
Shared-based compensation expense	(4,976)	(4,248)	(5,666)
Depreciation and amortization expense	(7,350)	(4,022)	(4,339)
Travel and housing	(17,115)	(6,623)	(6,631)
Office expenses	(2,583)	(2,082)	(1,692)
Professional services	(4,440)	(5,248)	(5,005)
Promotional and marketing expenses	(252)	(1,575)	(244)
Recruiting, training and other employee expenses	(1,854)	(1,382)	(415)
Taxes	—	(203)	(166)
TOTAL	(405,164)	(318,554)	(263,171)

6.2 – Selling, general and administrative expenses

	For the year ended December 31,
	2019	2018	2017
Salaries, employee benefits and social security taxes	(69,056)	(47,805)	(41,956)
Share-based compensation expense	(14,912)	(8,665)	(8,798)
Rental expenses (1)	(5,260)	(17,185)	(13,739)
Office expenses	(10,733)	(11,602)	(11,800)
Professional services	(13,167)	(13,754)	(9,885)
Travel and housing	(7,259)	(6,259)	(4,460)
Taxes	(16,201)	(6,126)	(6,140)
Depreciation and amortization expense	(16,905)	(16,521)	(11,789)
Depreciation expense of right-of-use assets	(14,584)	—	—
Recruiting, training and other employee expenses	(2,299)	(1,507)	(941)
Promotional and marketing expenses	(2,102)	(3,763)	(1,305)
TOTAL	(172,478)	(133,187)	(110,813)

(1) Includes rental expenses from short–term leases and leases of low–value assets due to the impact of the adoption of IFRS 16 since January 1, 2019.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(1) Includes rental expenses from short–term leases and leases of low–value assets due to the impact of the adoption of IFRS 16 since January 1, 2019.

NOTE 7 – FINANCE INCOME / EXPENSE

	For the year ended December 31,
	2019	2018	2017
Finance income
Interest gain	958	407	479
Gain arising from financial assets measured at fair value through PL	4,977	3,869	923
Gain arising from financial assets measured at fair value through OCI (*)	72	258	240
Gain arising from financial assets measured at amortised cost	120	—	—
Foreign exchange gain	7,516	6,884	6,314
Subtotal	13,643	11,418	7,956

Finance expense
Interest expense on borrowings	(1,226)	(152)	(95)
Interest expense on lease liabilities	(3,464)	—	—
Loss arising from financial assets measured at fair value through PL	(3,770)	(1,106)	(620)
Loss arising from financial assets measured at amortised cost	(21)	—	—
Foreign exchange loss	(16,357)	(14,321)	(9,043)
Other interest	(419)	(525)	(788)
Other	(1,544)	(864)	(490)
Subtotal	(26,801)	(16,968)	(11,036)
TOTAL	(13,158)	(5,550)	(3,080)

(*) As of December 31, 2019, 2018 and 2017 includes 373, 12 and 27, respectively, related to the gain recognized as Other comprehensive income.

NOTE 8 – INCOME TAXES

8.1 – INCOME TAX RECOGNIZED IN PROFIT AND LOSS

	For the year ended December 31,
	2019	2018	2017
Tax expense:
Current tax expense	(19,327)	(23,324)	(14,053)
Deferred tax gain (1)	4,310	7,456	5,972
TOTAL INCOME TAX EXPENSE	(15,017)	(15,868)	(8,081)

(1)	As of December 31, 2017, includes 1,004 of deferred tax gain related to changes in tax rates.

Most of the revenues are generated through subsidiaries located in the U.S. The Company's workforce is mainly located in Latin America and to a lesser extent in India and U.S.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Argentine subsidiaries are the most significant source of net taxable income of the Company, the following reconciliation has been prepared using the Argentine tax rate:

	For the year ended December 31,
	2019	2018	2017
Profit before income tax	69,032	67,464	38,544
Tax rate (note 3.7.1.1)	30%	30%	35%
Income tax expense	(20,710)	(20,239)	(13,490)

Permanent differences
Argentine Software Promotion Regime (note 3.7.1.1)	3,256	6,844	3,541
Effect of different tax rates of subsidiaries operating in countries other than Argentina	7,996	4,352	2,019
Non-deductible expenses	925	1,130	1,187
Tax loss carry forward not recognized	(2,402)	(1,462)	(374)
Exchange difference	(4,365)	(8,777)	(860)
Other	283	2,284	(104)
INCOME TAX EXPENSE RECOGNIZED IN PROFIT AND LOSS	(15,017)	(15,868)	(8,081)

8.2 – DEFERRED TAX ASSETS AND LIABILITIES

	As of December 31,
	2019	2018
Share-based compensation plan	11,587	4,731
Provision for vacation and bonus	6,533	6,624
Intercompany trade payables	3,553	2,207
Property and equipment	1,163	716
Goodwill	(1,752)	(1,005)
Contingencies	714	546
Others	3,031	1,236
Loss carryforward (1)	2,039	1,861
TOTAL DEFERRED TAX ASSETS	26,868	16,916

	As of December 31,
	2019	2018
Other Assets	(1,028)	—
TOTAL DEFERRED TAX LIABILITIES	(1,028)	—

(1)	As of December 31, 2019 and 2018, the detail of the loss carryforward is as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	2019		2018
Company	Loss carryforward	Expiration date	Loss carryforward	Expiration date
Globant S.A.	—		547	does not expire
Dynaflows S.A.	138	2024	96	2020
Dynaflows S.A.	53	2023	—
Dynaflows S.A.	4	2022	—
IAFH Global S.A	594	2024	—
Globant Brasil Consultoría Ltda. (2)	767	does not expire	887	does not expire
Sistemas UK Limited	—	—	116	does not expire
We Are London Limited	163	does not expire	215	does not expire
Difier S.A	3	does not expire	—
Sistemas Globales S.A.	25	2023	—
Avanxo S.A.	129	2024	—
BSF S.A.	140	2024	—
Avanxo - Sucursal del Perú	20	2022	—
Globant France S.A.S.	3	does not expire	—
	2,039		1,861

(2)	The amount of the carryforward that can be utilized for Globant Brasil Consultoría Ltda. is limited to 30% of taxable income in each carryforward year.

As of December 31, 2019, no deferred tax liability has been recognised on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and it is probable that will be no reversal in the foreseeable future in a way that would result in a charge to taxable profit.

The roll forward of the deferred tax assets/(liabilities) presented in the consolidated financial position is as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

		Recognised	Recognised in			Additions
		in	other	Recognised		from
	Opening	profit or	comprehensive	directly in	Acquisitions/	business	Closing
2019	balance	loss (*)	income	equity	disposals	combinations	balance
Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	4,731	718	—	9,864	(3,726)	—	11,587
Provision for vacation and bonus	6,624	(275)	—	—	—	184	6,533
Intercompany trade payables	2,207	1,346	—	—	—	—	3,553
Property and equipment	716	447	—	—	—	—	1,163
Goodwill	(1,005)	(747)	—	—	—	—	(1,752)
Contingencies	546	168	—	—	—	—	714
Other assets	—	(389)	—	—	—	(639)	(1,028)
Others	1,236	1,795	—	—	—	—	3,031
Subtotal	15,055	3,063	—	9,864	(3,726)	(455)	23,801
Loss carryforward	1,861	876	(698)	—	—	—	2,039
TOTAL	16,916	3,939	(698)	9,864	(3,726)	(455)	25,840

(*) Includes foreign exchange loss of 371.

		Recognised	Recognised in
		in	other	Recognised
	Opening	profit or loss	comprehensive	directly in	Acquisitions/	Closing
2018	balance	(*)	income	equity	disposals	balance
Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	5,772	915	—	2,367	(4,323)	4,731
Provision for vacation and bonus	1,309	5,315	—	—	—	6,624
Intercompany trade payables	3,126	(919)	—	—	—	2,207
Property and equipment	756	(40)	—	—	—	716
Goodwill	(479)	(526)	—	—	—	(1,005)
Contingencies	—	546	—	—	—	546
Others	297	939	—	—	—	1,236
Subtotal	10,781	6,230	—	2,367	(4,323)	15,055
Loss carryforward	2,405	321	(165)	—	(700)	1,861
TOTAL	13,186	6,551	(165)	2,367	(5,023)	16,916

(*) Includes foreign exchange loss of 905.

NOTE 9 – EARNINGS PER SHARE

The earnings and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	For the year ended December 31,
	2019	2018	2017
Net income for the year attributable to owners of the Company	54,015	51,677	30,539
Weighted average number of shares (in thousands) for the purpose of basic earnings per share	36,586	35,746	34,919
Weighted average number of shares (in thousands) for the purpose of diluted earnings per share	37,674	36,685	36,094
BASIC EARNINGS PER SHARE	$1.48	$1.45	$0.87
DILUTED EARNINGS PER SHARE	$1.43	$1.41	$0.84

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weight average number of ordinary shares for the purpose of diluted earnings per share:

	For the year ended December 31,
	2019	2018	2017
Shares deemed to be issued in respect of employee options	4,470	205,940	603,159

NOTE 10 – CASH AND CASH EQUIVALENTS

	As of December 31,
	2019	2018

Cash and bank balances	62,426	63,574
Time deposits	295	14,032
TOTAL	62,721	77,606

NOTE 11 – INVESTMENTS

11.1 – Investments

	As of December 31,
Current	2019	2018
Mutual funds (1)	19,384	4,050
Bills issued by the Treasury of the Argentine Republic ("LETEs") (2)	396	1,015
Bills issued by the Treasury Department of the U.S. ("T-Bills") (2)	—	3,493
Capitalizable bills issued by the Treasury of the Argentine Republic ("LECAPs") (2)	—	77
TOTAL	19,780	8,635

(1)	Measured at fair value through profit or loss.

(2)	Measured at fair value through other comprehensive income.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
Non current	2019	2018
Contribution to risk funds (3)	418	527
TOTAL	418	527

(3)	On December 27, 2018, the Company signed an agreement pursuant to which the Company made a contribution to the risk fund of a Mutual Guarantee Company. Such contribution accrues an interest which is collectible on a quarterly basis. As of December 31, 2019 and 2018, the Company has recorded 418 and 527, respectively, as a non current investment, measured at amortised cost.

11.2 – Investments in associates

CHVG investment

As of December 31, 2018, the Company owned the 40% of total shares of CHVG S.A. ("CHVG") and accounted for this investment using the equity method.  On January 15, 2019, the Company sold the shares of CHVG S.A for a total amount of 10 (ARS 390).

Collokia investment

As of December 31, 2019 and 2018, the Company has a 19.5% of participation in Collokia LLC.

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

As of December 31, 2018, indicators that the investment in Collokia may not be recovered arose and the Company performed an impairment test. As a consequence, an impairment loss of 800 was recognized and is included in Other income, net.

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

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

On January 3, 2017, pursuant to the terms of the subscription agreement the Company made a capital contribution of 750 to the Acamica Tecnologías S.L. (previously referred as Holdco) in exchange for a 20% ownership stake in the entity. On May 17, 2018, the Company signed a new share purchase and subscription agreement with Fitory S.A., Stultum Pecunian Ventures, LLC, Wayra Argentina S.A., Eun Young Hwang and Acámica Tecnologías S.A. Pursuant to such agreement, the Company purchased additional shares for an amount of 3,250. As of December 31, 2019, the Company has a 47.5% of participation in Acámica Tecnologías S.L. The investment is accounted using the equity method considering that the Company has significant influence over the operating and governance decisions of Acamica Tecnologías S.L., as the participation in the board of director, the approval of budget and business plan, among other decisions.

The Company's share on the profit or loss or other comprehensive income of all the above-mentioned investments for the years ended 2018 and 2017 were not significant individually nor in the aggregate, except for the impairment recognized in Collokia in 2018. For the year ended December 31, 2019 the Company's share on the profit or loss of the investment in Acamica amounted to a loss of 224.

NOTE 12 – TRADE RECEIVABLES

	As of December 31,
	2019	2018
Accounts receivable (1)	146,382	101,754
Unbilled revenue	13,970	13,101
Subtotal	160,352	114,855
Less: Allowance for doubtful accounts	(3,676)	(3,957)
TOTAL	156,676	110,898

(1)	Includes amounts due from related parties of 91 and 993 as of December 31, 2019 and 2018 (see note 23.1).

Allowance for doubtful accounts

The following tables detail the risk profile of trade receivables based on the Company's provision matrix as of December 31, 2019 and 2018.

December 31, 2019	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	121-180	> 180	Total
Expected credit loss rate	0.80%	2.00%	3.50%	7.80%	20.30%	79.50%
Estimated total gross carrying amount at default	21,165	8,852	3,091	829	410	3,867	38,214
Lifetime ECL	169	177	108	65	83	3,074	3,676

December 31, 2018	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	> 120	Total
Expected credit loss rate	0.06%	1.90%	4.40%	11.90%	85.90%
Estimated total gross carrying amount at default	17,815	6,843	2,814	2,778	3,801	34,051
Lifetime ECL	107	130	124	331	3,265	3,957

The movements in the allowance are calculated based on lifetime expected credit loss model for 2019 and 2018, and incurred loss model for 2017.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table shows the movement in ECL that has been recognised for trade receivables in accordance with the simplified approach:

	As of December 31,
	2019	2018	2017
Balance at beginning of year	(3,957)	(609)	(617)
Additions, net of recoveries (note 4.4)	(275)	(3,421)	5
Write-off of receivables	556	73	3
Balance at end of year	(3,676)	(3,957)	(609)

The average credit period on sales is 78 days. No interest is charged on trade receivables. The Company always measures the loss allowance for trade receivables at an amount equal to lifetime ECL. The expected credit losses on trade receivables are estimated using the provision matrix by reference to past default experience of the debtor and an analysis of the debtor's current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

NOTE 13 – OTHER RECEIVABLES

	As of December 31,
	2019	2018
Other receivables
Current
Tax credit - VAT	2,592	5,202
Tax credit - Software Promotion Regime (note 3.7.1.1)	4,504	3,555
Income tax credits	4,534	1,410
Other tax credits	577	276
Advances to suppliers	1,666	611
Prepaid expenses	4,268	3,982
Loans granted to employees	211	49
Other	956	256
TOTAL	19,308	15,341

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
	2019	2018
Non-current
Advances to suppliers (1)	3,579	28,799
Tax credit - VAT	1,004	1,031
Income tax credits	1,516	1,259
Tax credit - Software Promotion Regime (note 3.7.1.1)	—	749
Other tax credits	209	170
Guarantee deposits	2,683	1,681
Loans granted to employees	152	208
Prepaid expenses	45	475
Other	—	500
Subtotal	9,188	34,872
Allowance for impairment of tax credits	(378)	(675)
TOTAL	8,810	34,197

(1)	Includes advances to acquire buildings as of December 31, 2018 (Note 22).

Roll forward of the allowance for impairment of tax credits

	As of December 31,
	2019	2018	2017
Balance at beginning of year	675	1,300	—
(Recovery) additions (note 4.4)	(47)	48	1,586
Foreign exchange	(250)	(673)	(286)
Balance at end of year	378	675	1,300

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 14 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2019 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	30,053	7,142	41,904	37	13,401	2,354	4,365	99,256
Additions related to business combinations (note 25.12)	878	727	1,585	71	420	—	—	3,681
Additions	8,397	570	1,055	—	—	—	37,015	47,037
Transfers	48	1,369	5,787	—	—	—	(7,204)	—
Disposals	(268)	(42)	—	—	—	—	(5)	(315)
Translation	(169)	(167)	26	—	—	—	—	(310)
Values at end of year	38,939	9,599	50,357	108	13,821	2,354	34,171	149,349

Depreciation
Accumulated at beginning of year	18,873	4,296	23,997	21	609	—	—	47,796
Additions	6,759	1,225	6,283	7	268	—	—	14,542
Disposals	(191)	(46)	—	—	—	—	—	(237)
Translation	(164)	(131)	10	—	—	—	—	(285)
Accumulated at end of year	25,277	5,344	30,290	28	877	—	—	61,816
Carrying amount	13,662	4,255	20,067	80	12,944	2,354	34,171	87,533

Property and equipment as of December 31, 2018 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	23,381	5,810	33,275	37	6,981	2,354	11,167	83,005
Additions related to business combinations (note 25.12)	—	5	43	—	—	—	—	48
Additions	7,055	719	1,083	—	—	—	10,065	18,922
Transfers	6	845	9,596	—	6,420	—	(16,867)	—
Disposals	(353)	(229)	(2,005)	—	—	—	—	(2,587)
Translation	(36)	(8)	(88)	—	—	—	—	(132)
Values at end of year	30,053	7,142	41,904	37	13,401	2,354	4,365	99,256

Depreciation
Accumulated at beginning of year	14,609	3,694	20,421	13	389	—	—	39,126
Additions	4,641	832	5,529	8	220	—	—	11,230
Disposals	(346)	(224)	(1,868)	—	—	—	—	(2,438)
Translation	(31)	(6)	(85)	—	—	—	—	(122)
Accumulated at end of year	18,873	4,296	23,997	21	609	—	—	47,796
Carrying amount	11,180	2,846	17,907	16	12,792	2,354	4,365	51,460

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 15 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2019 included the following:

	Licenses and internal developments	Customer relationships and contracts	Non- compete agreement	Total
Useful life (years)	5	1 - 4	3
Cost
Values at beginning of year	36,957	10,896	586	48,439
Additions related to business combinations (note 25.12)	—	14,389	—	14,389
Additions from separate acquisitions	4,188	—	—	4,188
Additions from internal development	7,212	—	—	7,212
Disposals	(26)	—	—	(26)
Translation	(13)	—	—	(13)
Values at end of year	48,318	25,285	586	74,189

Amortization and impairment
Accumulated at beginning of year	26,179	9,896	586	36,661
Additions	8,589	1,124	—	9,713
Impairment loss recognised in profit or loss (note 4.6)	720	—	—	720
Disposals	(2)	—	—	(2)
Translation	(13)	—	—	(13)
Accumulated at end of year	35,473	11,020	586	47,079
Carrying amount	12,845	14,265	—	27,110

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Intangible assets as of December 31, 2018 included the following:

	Licenses and internal developments	Customer relationships and contracts	Non- compete agreement	Total
Useful life (years)	5	1 - 4	3
Cost
Values at beginning of year	27,381	10,153	586	38,120
Additions related to business combinations (note 25.12)	—	173	—	173
Additions from separate acquisitions	3,480	—	—	3,480
Additions from internal development	6,104	—	—	6,104
Translation	(8)	570	—	562
Values at end of year	36,957	10,896	586	48,439

Amortization and impairment
Accumulated at beginning of year	17,325	8,844	586	26,755
Additions	8,556	757	—	9,313
Impairment loss recognised in profit or loss (note 4.6)	306	—	—	306
Translation	(8)	295	—	287
Accumulated at end of year	26,179	9,896	586	36,661
Carrying amount	10,778	1,000	—	11,778

NOTE 16 – OTHER ASSETS

The Company bills customers and receives invoices from suppliers based on a billing schedule established in the subscription resales contracts. Therefore, the outstanding balance of other assets includes the right to consideration related to subscriptions that have not yet been invoiced by the Company, and trade payables includes the expenses accrual for the cost that have not yet been invoiced by the suppliers.

The outstanding balance of other assets as of December 31, 2019 and 2018 is as follows:

	As of December 31,
	2019	2018
Other assets
Current	13,439	—
Non-current	7,796	—
TOTAL	21,235	—

NOTE 17 – TRADE PAYABLES

	As of December 31,
	2019	2018
Current
Suppliers	10,623	6,137
Advanced payments from customers	—	291
Expenses accrual	20,864	11,150
TOTAL	31,487	17,578

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
	2019	2018
Non current
Expenses accrual	5,500	—
TOTAL	5,500	—

NOTE 18 – PAYROLL AND SOCIAL SECURITY TAXES PAYABLE

	As of December 31,
	2019	2018
Salaries	8,376	4,434
Social security tax	13,564	7,548
Provision for vacation, bonus and others	49,909	46,181
Directors fees	281	315
Other	122	57
TOTAL	72,252	58,535

NOTE 19 – BORROWINGS

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows:

	As of December 31,
	2019	2018
HSBC Bank and Citibank - Syndicated loan (United States)	50,363	—
Banco Santander (Colombia)	549	—
Banco Supervielle (Argentina)	309	—
Banco ICBC (Argentina)	96	—
Others	69	—
TOTAL	51,386	—

Such balances were included as current and non-current borrowings in the consolidated statement of financial position as follows:

	As of December 31,
	2019	2018
Current borrowings	1,198	—
Non-current borrowings	50,188	—
TOTAL	51,386	—

On November 1, 2018, Globant LLC, the Company's U.S. subsidiary, entered into an Amended and Restated Credit Agreement by and among certain financial institutions, as lenders, and HSBC Bank USA, National Association, as administrative agent, issuing bank and swingline lender. The A&R Credit Agreement amends and restates the existing Credit Agreement dated as of August 3, 2017, which provided for a secured revolving credit facility under which the Company may borrow up to 40,000 in advances. Under the A&R Credit Agreement, Globant LLC may borrow (i) up to 50,000 in a single borrowing on or prior to May 1, 2019 under a delayed-draw term loan facility and (ii) up to 150,000 under a revolving credit facility. In addition, Globant, LLC may request increases of the maximum amount available under the revolving facility in an agregament amount not to exceed 100,000. The maturity date of the facilities is October 31, 2023. Pursuant to the terms of the A&R Credit Agreement, interest on loans extended thereunder shall accrue at a rate per annum equal to London Interbank Offered Rate ("LIBOR") plus 1.75%. Globant LLC’s obligations under the A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of Globant LLC’s now owned and after-acquired assets. The A&R Credit Agreement also contains the following covenants: delivery of certain financial information; payment of obligations, including tax liabilities; use of proceeds only for transaction costs payments, for lawful general corporate purposes and working capital; Globant LLC's Fixed Charge Coverage Ratio shall not be less than 1.25 to 1.00;  Globant LLC's Maximum Total Leverage Ratio shall not exceed 2.50 to 1.00; Globant LLC or any of its subsidiaries shall not incur in any indebtedness; Globant LLC or any of its subsidiaries shall not assume any Lien; restricted payments not to exceed 10,000 per year; advances to officers, directors and employees of the Borrower and Subsidiaries in an aggregate amount not to exceed 50 outstanding at any time; Globant LLC shall not maintain intercompany payables owed to any of its Argentina Affiliates except to the extent (i) such payables are originated in transactions made in the ordinary course of business and (ii) the aggregate amount of such payables do not exceed an amount equal to five times the average monthly amount of such Affiliates’ billings for the immediately preceding 12 month period; Globant LLC's capital expenditures limited to 10% the Company's consolidated net revenue per year and Globant LLC's annual revenue is to remain at no less than 60% of the Company's consolidated annual revenue.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Movements in borrowings are analyzed as follows:

	As of December 31,
	2019	2018	2017
Balance at the beginning of year	—	6,011	217
Borrowings related to business combination (note 25.12) (1) (4)	1,290	—	—
Proceeds from new borrowings (2) (5)	90,523	—	22,000
Payment of borrowings (3) (5)	(41,570)	(6,163)	(16,293)
Accrued interest (4)	1,226	152	95
Foreign exchange (4)	(83)	—	(8)
TOTAL	51,386	—	6,011

(1)	Corresponds to borrowings with Banco de Bogotá and BBVA, with maturity date in September 2019, ICBC with maturity date November 2020 and Supervielle with maturity date in July 2022. These borrowings do not have covenants.

(2)	On April 12, 2019, August 6, 2019, August 8, 2019 and October 28, 2019 Globant LLC borrowed 25,000, 30,000, 10,000 and 25,000, respectively under the Amended and Restated Credit Agreement. From the loans mentioned, 50,000 will mature on October 31, 2023 and 40,000 before December 31, 2019. On September 26, 2019, Avanxo borrowed 523 from Banco Santander with maturity date on March 26, 2020. During 2017, Sistemas Globales S.A. and IAFH Global S.A., entered into 6 loan agreements with Santander Rio for a total amount of 16,000. These loans matured before December 31, 2017. On December 19, 2017, Globant LLC has borrowed 6,000 under the credit facility mentioned above. This loan matured on July 23, 2018.

(3)	During the year ended on December 31, 2019, the principal payments were as follows, Globant LLC paid 40,301 of the 40,000 borrowed under the Amended and Restated Credit Agreement. In September 2019, Avanxo Colombia paid 520 related to the borrowing with BBVA and paid 37 in interests regarding the borrowing with Santander in November 2019. During the year ended in December 31, 2019, BSF, S.A paid 52 and 39 regarding the borrowings with Supervielle and ICBC, respectively. On July 23, 2018, Globant LLC paid 6,163 borrowed in December 2017, under de A&R Credit Agreement. During December 2017, the Company through its Argentine subsidiary, Sistemas Globales S.A and IAFH Global S.A., paid 16,293 of the loan agreements acquired with Santander Rio in 2017.

(4)	Non-cash transactions.

(5)	Cash transactions.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 20 – TAX LIABILITIES

	As of December 31,
	2019	2018
Income tax	4,612	4,526
Periodic payment plan	17	28
Software Promotion Law - Annual and monthly rates	366	523
VAT payable	2,558	1,208
Wage withholding taxes	1,266	558
Sales taxes payable	1,576	—
Other	2,115	556
TOTAL	12,510	7,399

NOTE 21 – PROVISIONS FOR CONTINGENCIES

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company has recorded a provision for labor, regulatory and commercial claims where the risk of loss is considered probable. The final resolution of these potential claims is not likely to have a material effect on the results of operations, cash flow or the financial position of the Company.

Breakdown of reserves for lawsuits claims and other disputed matters include the following:

	As of December 31,
	2019	2018
Reserve for labor claims	91	678
Reserve for commercial claims	1,000	—
Reserve for regulatory claims	1,511	2,184
TOTAL	2,602	2,862

Roll forward is as follows:

	As of December 31,
Reserve for labor claims	2019	2018	2017
Balance at beginning of year	678	49	1,138
Additions	907	926	187
Recovery	(1,247)	—	—
Utilization of provision for contingencies	(99)	(222)	(1,288)
Foreign exchange	(148)	(75)	12
Balance at end of year	91	678	49

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
Reserve for regulatory claims	2019	2018	2017
Balance at beginning of year	2,184	1,130	807
Additions (1)	219	1,144	340
Recovery	(879)	—	—
Utilization of provision for contingencies	(95)	—	(32)
Foreign exchange	82	(90)	15
Balance at end of year	1,511	2,184	1,130

	As of December 31,
Reserve for commercial claims	2019	2018	2017
Balance at beginning of year	—	—	—
Additions (2)	1,000	—	—
Balance at end of year	1,000	—	—

(1)	As of December 31, 2019, the Company's Colombian subsidiary is currently under examination by the Unidad de Gestión Pensional y Parafiscales ("UGPP") regarding social contribution payments for the year 2016. On November 6, 2019, the UGPP issued a demand letter to the Company's Colombian subsidiary proposing a preliminary assessment of $2.1 million plus penalties and interest for social contribution payments during such year and requesting to revert with its own assessment. The response letter was presented on February 5, 2020, after which the UGPP will have six months to issue its final determination. Also, certain of the Company's non-U.S. subsidiaries are currently under examination by the U.S. Internal Revenue Service (“IRS”) regarding payroll and employment taxes primarily in connection with services performed by employees of the Company's subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of $1.4 million plus penalties and interest for employment taxes for those years. The Company's subsidiaries filed protests of these proposed assessments with the IRS on July 16, 2018 and as of December 31, 2019 the Company has not received an answer.

(2)	On August 8, 2019, Certified Collectibles Group, LLC (“CCG”) and its affiliates filed a complaint in the U.S. District Court for the Middle District of Florida, Tampa Division, (Civil Action No. 19-CV-1962) against Globant S.A. and Globant, LLC. The complaint, arising from a dispute relating to a service contract, alleges nine causes of action against Globant, LLC: (1) fraudulent inducement of contract; (2) fraud; (3) fraudulent concealment; (4) negligent misrepresentation; (5) breach of contract and breach of express warranty; (6) violation of Florida’s Deceptive and Unfair Trade Practices Act; (7) professional negligence; (8) declaratory judgment; and (9) unjust enrichment. The complaint names Globant S.A. as a defendant with respect to several of these causes of action (counts 2-4, 6-7, and 9), on the alleged theory that Globant S.A. was an “alter ego” or agent of Globant, LLC. Globant, LLC has filed a motion to dismiss the complaint for failure to state a claim, and Globant S.A. has filed a motion to dismiss for lack of personal jurisdiction. CCG has opposed these filings. The court has not yet ruled on the motions to dismiss.

NOTE 22 – ADVANCES TO ACQUIRE BUILDINGS

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

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

As explained in note 4.4, during the years 2019 and 2018, the Company estimated the future use of some tax credits and concluded that the value-added tax related to the advance payments to IRSA which amounted to 70 and 363, respectively, will not be recoverable and were included as advances to suppliers paid to IRSA.

As of December 31, 2018, 28,799 are included in these consolidated financial statements as other receivables non-current. As of December 31, 2019, the building was finalized and the property ownership was transferred. Consequently, a total amount of 30,661 was reclassified from other receivables non-current to property and equipment.

NOTE 23 – RELATED PARTIES BALANCES AND TRANSACTIONS

23.1 – Related parties

The Company provides software and consultancy services to certain WPP subsidiaries and other related parties. WPP was a shareholder of the Company with significant influence, until it sold its shares of the Company on June 20, 2018. The Company also provides software services to Morgan Stanley, which holds a share over 5% on the Company. Outstanding receivable balances as of December 31, 2019 and 2018 are as follows:

	As of December 31,
	2019	2018
Mercado Libre S.R.L.	—	440
TNS	—	56
Morgan Stanley Investment Management Inc.	91	497
Total	91	993

During the year ended December 31, 2019, 2018 and 2017, the Company recognized revenues for 1,419, 5,937 and 5,590, respectively, as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	For the year ended December 31,
	2019	2018	2017
Added Value	—	—	13
Grey Global Group Inc.(*)	—	472	1,238
Group M Worldwide Inc(*)	—	102	521
JWT(*)	—	204	1,043
Kantar Group(*)	—	216	791
Kantar Retail(*)	—	39	93
Ogilvy & Mather Brasil Comunication(*)	—	82	1,677
JP Morgan Chase & Co.(*)	—	1,784	—
JP Morgan Chase S.A.(*)	—	48	—
JP Morgan Services Argentina S.R.L.(*)	—	1,503	—
TNS(*)	—	8	30
Morgan Stanley Investment Management Inc.	1,257	964	—
Mercado Libre S.R.L.	162	515	143
Mirum Inc.	—	—	41
Total	1,419	5,937	5,590

(*) WPP and JP Morgan subsidiaries were no longer considered related parties as of December 31, 2019.

23.2 – Compensation of key management personnel

The remuneration of directors and other members of key management personnel during each of the three years are as follows:

	For the year ended December 31,
	2019	2018	2017
Salaries and bonuses	6,914	5,140	4,507
Total	6,914	5,140	4,507

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

During 2019, the Company granted 4,000 share options at a strike price of $52.10.

During 2019, the Company granted 82,800, 2,400 and 2,390 restricted stock units at a grant price of $87.44, $52.10 and $69.77, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 24 – EMPLOYEE BENEFITS

24.1 – Share-based compensation plan

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

Under this share-based compensation plan, during the years 2019 and 2018, other share-based compensation agreements were signed for a total of 4,000 and 221,000 options granted, respectively.

During the years 2019 and 2018, as part of the 2014 Equity Incentive Plan, the Company granted awards to certain employees in the form of Restricted Stock Units ("RSUs"), having a par value of $1.20 each, with a specific period of vesting. Each RSU is equivalent in value to one share of the company´s common stock and represents the Company´s commitment to issue one share of the Company's common stock at a future date, subject to the term of the RSU agreement.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following shows the evolution of the share options for the years ended at December 31, 2019 and 2018:

	As of December 31, 2019		As of December 31, 2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at the beginning of year	1,786,467	27.96	2,155,851	23.02
Options granted during the year	4,000	52.10	221,000	46.45
Forfeited during the year	(21,625)	31.77	(78,716)	36.89
Exercised during the year	(717,240)	22.06	(511,668)	13.76
Balance at end of year	1,051,602	31.82	1,786,467	27.96

The following shows the evolution of the RSUs for the years ended at December 31, 2019 and 2018:

	As of December 31, 2019		As of December 31, 2018
	Number of RSU	Weighted average grant price	Number of RSU	Weighted average grant price
Balance at the beginning of year	535,838	44.70	164,859	37.58
RSU granted during the year	309,539	85.80	564,995	46.29
Forfeited during the year	(38,621)	47.69	(30,783)	44.14
Issued during the year	(181,860)	37.00	(163,233)	43.13
Balance at end of year	624,896	64.05	535,838	44.70

The following tables summarizes the RSU at the end of the year:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Grant date	Grant price ($)	Number of Restricted Stock Units	Fair value at grant date ($)	Expense as of December 31, 2019 ($) (*)
2017	36.30	1,000	36	18
	37.00	45,242	1,674	2,217
	42.00	3,250	137	77

2018	46.00	281,180	12,934	5,221
	50.92	7,500	382	129
	52.74	3,000	158	54
	55.07	3,000	165	56
	56.87	—	—	67

2019	52.10	2,400	125	61
	87.44	268,750	23,500	6,450
	94.93	4,000	380	116
	69.77	—	—	446
	103.75	3,000	311	20

Subtotal		622,322	39,802	14,932

Non employees RSU

2018	46.00	—	—	35
	57.39	—	—	18

2019	87.44	2,574	225	126

Subtotal		2,574	225	179
Total		624,896	40,027	15,111

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the share options at the end of the year:

Grant date	Exercise price ($)	Number of stock options	Number of stock options vested as of December 31, 2019	Fair value at grant date ($)	Fair value vested ($)	Expense as of December 31, 2019 (*)
2012	0.95	—	—	—	—	5
	2.48	—	—	—	—	9
	3.38	—	—	—	—	85
	12.22	—	—	—	—	—

2014	10.00	107,826	107,826	359	359	500

2015	22.77	—	—	—	—	—
	28.31	205,748	205,748	1,426	1,426	1,422
	29.34	3,875	3,875	26	26	—
	34.20	5,500	5,500	47	47	39

2016	29.01	117,480	52,480	810	362	888
	32.36	338,173	211,798	2,740	1,716	1,487

2017	38.16	30,000	20,000	273	182	91
	36.30	15,000	7,500	127	64	32

2018	44.97	15,000	—	268	—	118
	46.00	170,000	36,250	3,434	732	1,349
	55.07	7,500	—	181	—	97
	50.92	4,500	—	101	—	61

2019	52.10	4,000	—	89	—	43

Subtotal		1,024,602	650,977	9,881	4,914	6,226

Non employees stock options

2016	39.37	27,000	20,250	248	186	62

Subtotal		27,000	20,250	248	186	62
Total		1,051,602	671,227	10,129	5,100	6,288

(*) Includes social security taxes.

Deferred income tax asset arising from the recognition of the share-based compensation plan amounted to 11,587 and 4,731 for the years ended December 31, 2019 and 2018, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

24.2 - Share options exercised and RSU vested during the year:

	As of December 31, 2019		As of December 31, 2018
	Number of options exercised	Exercise price	Number of options exercised	Exercise price
Granted in 2006	—	0.95	9,900	0.95
Granted in 2007	—	0.71	200,000	0.71
Granted in 2007	—	1.40	616	1.40
Granted in 2010	—	2.48	1,793	2.48
Granted in 2010	—	3.38	19,732	3.38
Granted in 2011	—	2.71	6,031	2.71
Granted in 2012	22,170	6.77	—	6.77
Granted in 2012	1,103	0.95	—	0.95
Granted in 2012	1,304	2.48	—	2.48
Granted in 2012	13,223	3.38	—	3.38
Granted in 2012	22,170	10.00	—	10.00
Granted in 2012	47,169	12.22	—	12.22
Granted in 2014	173,211	10.00	66,146	10.00
Granted in 2014	—	13.20	3,769	13.20
Granted in 2015	163,834	28.31	111,843	28.31
Granted in 2015	8,000	34.20	3,000	34.20
Granted in 2015	12,097	29.34	1,200	29.34
Granted in 2015	30,000	22.77	—	22.77
Granted in 2016	105,020	29.01	18,750	29.01
Granted in 2016	98,939	32.36	68,888	32.36
Granted in 2018	5,000	44.97	—	44.97
Granted in 2018	10,000	46.00	—	46.00
Granted in 2018	1,500	50.92	—	50.92
Granted in 2018	2,500	55.07	—	55.07
Balance at end of the year	717,240		511,668

The average market price of the share amounted to 88.51 and 52.82 for years 2019 and 2018, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the RSU vested during the years 2019 and 2018:

	December 31, 2019		December 31, 2018
	Number of RSUs vested	Grant price	Number of RSUs vested	Grant price
Granted in 2017	500	36.30	500	36.30
Granted in 2017	45,283	37.00	45,906	37.00
Granted in 2017	—	38.21	2,671	38.21
Granted in 2017	2,250	42.00	2,250	42.00
Granted in 2018	—	45.50	107,463	45.50
Granted in 2018	—	53.29	4,443	53.29
Granted in 2018	100,206	46.00	—	46.00
Granted in 2018	1,000	55.07	—	55.07
Granted in 2018	436	57.39	—	57.39
Granted in 2018	1,000	52.74	—	52.74
Granted in 2018	2,500	50.92	—	50.92
Granted in 2018	1,500	56.87	—	56.87
Granted in 2019	27,185	69.77	—	69.77
Balance at end of the year	181,860		163,233

24.3 - Fair value of share-based compensation granted

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

The Company estimated the following assumptions for the calculation of the fair value of the share options:

Assumptions	Granted in 2019 for 2014 plan	Granted in 2018 for 2014 plan	Granted in 2017 for 2014 plan
Stock price	52.10	46.45	39.69
Expected option life	6 years	6 years	6 years
Volatility	40%	40%	19%
Risk-free interest rate	3.10%	3.00%	2.00%

See Note 4.5 for a description of the assumptions.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 25 – BUSINESS COMBINATIONS

25.1 Acquisition of Clarice Technologies

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

On August 5, 2015 the Company changed the legal name from Clarice to Globant India Private Limited ("Globant India").

The aggregate purchase price under the Stock Purchase Agreement ("SPA") amounted to 20,184.

On May 16, 2017, the Company signed an amendment to the SPA. Based on this amendment, purchase price may be subject to adjustments based on the future performance of Clarice and was payable to the sellers as follows:

1.	First Closing: As of the closing date, the sellers transferred 10,200 shares representing 76.13% of the shares to the Company for an aggregate consideration of 9,324 paid by the Company to the sellers on May 14, 2015.

2.	Staggered Acquisition: The remaining 23.87% of the shares shall be transferred to the Company and the remaining purchase price shall be paid to each of the Sellers in three tranches, in the following manner, provided that the remaining purchase price paid out to each of the sellers shall be the higher of the following:

2.1	Fair Market Value of such shares, calculated in accordance with the methodology prescribed by the Reserve Bank of India by an appointed chartered accountant; or

2.2	The consideration as detailed below:

2.2.1	The second share transfer tranche, comprising 1,249 shares representing 9.32% of the shares of Globant India was transferred by the sellers to the Company on July 15, 2016. Based on the targets achieved by Globant India for the period between May 15, 2015 and May 15, 2016, the Company paid on July 15, 2016, 4,208 and recognized as of December 31, 2016 a gain of 418 arisen on the remeasurement of the liability, included in "Other income, net".

2.2.2	The third Share transfer tranche, comprising 920 of the shares representing 6.87% of the shares of Globant India, was transferred by the sellers to the Company on March, 2018. Based on the targets achieved by Globant India for the period between January 1, 2017 and December 31, 2017, the Company paid on March 2018, 3,128.

2.2.3	The fourth share transfer tranche comprising the transfer of 550 shares representing 4.11% of the shares of Globant India was transferred by the sellers to the Company on March 14, 2019. Based on the targets achieved by Globant India for the period between January 1, 2018 and December 31, 2018, the Company paid on March 14, 2019, 3,135.

2.2.4	The fifth share transfer tranche comprising the transfer of 277 shares representing 2.07% of the shares of Globant India shall be transferred by the sellers to the Company no later than on March 31, 2020, in consideration for payment of the minimum share price for such shares, defined as 971 per share for this tranche, plus an amount of 1,316, subject to the achievement of certain targets by Globant India.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

The consideration transferred for Globant India acquisition was calculated as follows:

Purchase price	Amount
Down payment	9,324
Installment payment	2,483	(a)
Contingent consideration	8,377	(a)
Total consideration	20,184

(a)	As of December 31, 2019 and 2018 included 1,580 and 3,127 as Other financial liabilities current, respectively, and as of December 31, 2018 included 1,527 as Other financial liabilities non-current.

On February 23, 2017, the Company signed an amendment of the SPA with one of the shareholders where they agreed on the acquisition of the shares held by the employee for an amount of 600 and the termination of the employment agreement.

As a consequence of the amendments to the SPA and remeasurement of the fair value of the contingent considerations, the Company recorded a gain of 1,173 as of December 31, 2017.

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

Second and third tranches

Regarding the second and third tranches, on July 25, 2016 and April 5,2019, the Company issued 20,896 and 7,654 common shares for an amount of 800 and 400, respectively.

Second agreement

First tranche

The first tranche for 4,873 common shares was subscribed by one employee for a total amount of 100.

Second and third tranches

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Regarding second tranche, on July 25, 2016, the Company issued 2,612 common shares for an amount of 100.

Based on the amendment to the SPA signed on February 23, 2017, third tranche was canceled and no shares were issued.

Fourth tranche

Regarding fourth tranche, on April 5, 2019, the Company issued 7,654 common shares for an amount of 400.

Both agreements are forward contracts to issue and sell a variable number of shares for a fixed amount of cash, thus according to IFRS 9, the Company recorded a financial liability and a financial asset for the shares to be issued and the payment to be received, respectively, for an amount of 400 as of December 31, 2018. As of December 31, 2019 the financial asset and the financial liability were fully settled.

25.2 Acquisition of Dynaflows

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

The consideration transferred for Dynaflows acquisition was calculated as follows:

Purchase price	Amount
Down payment	1,402
Installment payment	414
Total consideration	1,816	(a)

(a)	As of December 31, 2019 and 2018 the consideration was fully settled.

Minority interest purchase agreement

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

During the year ended December 31, 2018, the call option was derecognized and a loss of 455 was recognized as Other income, net.

25.3 Acquisition of WAE

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

3. Second earn-out payment: Not later than August 20, 2018, the amount of 5,000, provided that such amount shall be reduced in proportion to the percentage of targets achievement by WAE during the period commencing on June 1, 2017 and ending on May 31, 2018. However, the Company and the sellers of WAE have entered into discussions concerning circumstances that may have impacted the calculation of targets on the base of which the final amount of Year 2 Deferred Consideration should have been calculated. For that reason, in July, 2018, the Company and the sellers of WAE signed a final settlement in order to avoid future claims on this matter. During the year ended December 31, 2018, the Company recognized a loss arising from the settlement agreement that amounted to 1,038 and is disclosed as Other income, net. In July, 2018, the Company paid a total amount of 1,867.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

(a) As of December 31, 2019 and 2018, the consideration was fully settled.

25.4 Acquisition of L4

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.	Second earn-out payment: On February 15, 2018, the Company paid an aggregate consideration of 1,850.

4.	Third and fourth earn-out payment: Not later than February 15, 2019, the amount of 1,160, provided that such amount shall be reduced in proportion to the percentage of targets achievement by L4 during the period commencing on January 1, 2018 and ending on December 31, 2018. Not later than February 15, 2020, the amount of 1,160, provided that such amount shall be reduced in proportion to the percentage of targets achievement by L4 during the period commencing on January 1, 2019 and ending on December 31, 2019. However, as of December 31, 2018, the Company remeasured the fair value of the contingent consideration related to these earn-outs, considering the non achievement of targets established by the Share Purchase Agreement. Gain arising from the change in fair amounted to 1,848 and is disclosed as Other income, net as of December 31, 2018.

The fair value of the consideration transferred for L4 acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	11,000
Working capital adjustment	817	(a)
Contingent consideration	8,571	(a)
Total consideration	20,388

(a) As of December 31, 2019 and 2018 the fair value of the contingent consideration was zero.

Acquisition related expenses were not material and were recognized directly as expense.

25.5 Acquisition of Ratio

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

4.	Third earn-out payment: On February 18, 2020, the Company paid the aggregate consideration of 1,783, considering the targets achievement by Ratio during the period commencing on January 1, 2019 and ending on December 31, 2019.

The fair value of the consideration transferred for Ratio acquisition was calculated as follows:

Purchase price at acquisition date	Amount
Down payment	5,800
Working capital adjustment	(97)
Contingent consideration	3,826	(a)
Total consideration	9,529

(a)	As of December 31, 2019 includes 903 as Other financial liabilities current. As of December 31, 2018 included 1,992 and 851 as Other financial liabilities current and non-current, respectively.

Acquisition related expenses were not material and were recognized directly as expense.

25.6 Acquisition of PointSource

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

In May, 2018, the Company signed an amendment to the SPA, pursuant to which a new fixed-payment was established, in replacement of previous payment subject to targets achievements.The amended purchase price is payable to the seller as follows:

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

Equity purchase agreement

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

Additionally, PointSource and PS Belarus are parties in a subcontractor agreement, dated as of July 1, 2015, pursuant to which PS Belarus performs services to PointSource as an independent contractor. Considering that the Company owned 100% of PointSource which is the only customer of PS Belarus and that the CEO of PointSource is the wholly-owned shareholder of PS Belarus, the Company concluded that has the control over PS Belarus and has to consolidated in 100% as the following factors are met:

(a) PointSource has power over PS Belarus;

(b) PointSource has the ability to use its power over PS Belarus to affect the amounts of its return as it is the only customer.

The fair value of the consideration transferred for PointSource acquisition was calculated as follows:

Purchase price at acquisition date	Amount
Down payment	15,500
Working capital adjustment	3,756
Contingent consideration	9,373	(a)
Total consideration	28,629

(a)	As of December 31, 2019 included 1,086 as Other financial liabilities current. As of December 31, 2018, included 746 and 1,040 as Other financial liabilities current and non-current, respectively.

Acquisition related expenses were not material and were recognized directly as expense.

25.7 Acquisition of Small Footprint

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

The aggregate purchase price under the APA amounted to 7,397. Such purchase price may be subject to adjustments based on the future performance of Small Footprint and is payable to the seller as follows:

1.	Up-front payment: As of the closing date, the Company paid an aggregate consideration of 4,331 to the seller.

2.	First earn-out payment: On March 1, 2019, the Company paid the aggregate consideration of 3,066 to the sellers.

3.	Second earn-out payment: On February 13, 2020, the Company paid the aggregate consideration of 2,140 to the sellers given the achievement of billable headcount target during the year 2019 and such amount was recognized as remuneration expense.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

4.	Third earn-out payment: Not later than February 15, 2021, the amount of 1,610 considering the billable headcount target achievement by Small Footprint during the period commencing on January 1, 2020 and ending on December 31, 2020 which was identified as an arrangement that includes remuneration of former owners of the acquiree for future services and consequently, it was excluded from the business combination and will be recognized in expense during the required service period.

The fair value of the consideration transferred for Small Footprint acquisition at the acquisition date was calculated as follows:

Purchase price at acquisition date	Amount
Down payment	3,840
Working capital adjustment	488
Contingent consideration	3,029	(a)
Total consideration	7,357

(a) As of December 31, 2018, included 3,070 as other financial liabilities current.

Acquisition related expenses were not material and were recognized directly as expense for each period.

25.8 Acquisition of Avanxo

On January 17, 2019, the Company entered into a Share Purchase Agreement (the “Purchase Agreement”) with the shareholders of Avanxo (Bermuda) Limited (“Avanxo”), pursuant to which the Company agreed to purchase all of Avanxo’s share capital subject to the terms and conditions set forth in the Purchase Agreement. Avanxo is a cloud consulting and implementation company headquartered in Bermuda, with operations in Brazil, Mexico, Colombia, Peru, Argentina and the United States. The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Avanxo.

The Purchase Agreement contains customary representations, warranties, covenants, indemnities and conditions to closing, including non-objection to the Acquisition by the Colombian antitrust authority (Superintendencia de Industria y Comercio), which was received in January, 2019. The transaction closed on February 1, 2019 (acquisition date).

Under the terms of the Purchase Agreement, the total consideration payable by the Company to Avanxo’s shareholders, assuming a debt-free and cash-free balance sheet, is 44,460. Such purchase price may be subject to a working capital adjustment, reduction for uncollected accounts receivables and the amounts of the Earn-Out Payments (as defined below) that become due and payable.

•	Up-front payment: On February 1, 2019, the Company paid an aggregate consideration of 40,939 to the seller. The working capital and the minimum cash adjustments amounted to 1,205 and were paid in May, 2019.

•	Earn-out payments: the total amount of the earn-out payments was 7,618 and will be payable in two installments, at the end of each of the years ending December 31, 2019 and 2020, and is subject to upwards or downwards adjustment based on Avanxo’s achievement of specified revenue, gross margin and operating margin targets for each of the years ending December 31, 2019 and 2020 (the “Earn Out Payments”) that apply only to certain sellers. Of total amount of the earn-out payments, 2,318 was considered part of the purchase price and 5,300 was identified as an arrangement that includes remuneration of former owners of the acquiree for future services and consequently, it was excluded from the business combination and will be recognized in expense during the required service period.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

At the Company's sole option, the Company will be entitled to pay a portion of the Total Consideration through the issuance and delivery of common shares, as follows: (i) up to 865 of the amount payable on the closing of the Acquisition and (ii) at the time of payment of any Earn Out Payments, up to 25% of such Earn Out Payment. The number of common shares that may be issued and delivered to Avanxo´s selling shareholders will be determined based on the volume weighted average trading price for the 60 calendar day period prior to closing of each share subscription. Common shares issued pursuant to the exercise of this option will be subject to a 12-month lock-up period. These common shares are expected to be issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended. On February 1 and February 20, 2019, the Company issued 14,778 common shares for a total amount of 845 as part of this subscription agreement (note 29.1).

The fair value of the consideration transferred for Avanxo acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	42,144
Contingent consideration	2,158	(a)
Total consideration	44,302

(a) As of December 31, 2019 included as 1,147 and 1,102 as Other financial liabilities current and non-current, respectively.

Acquisition related expenses were not material and were recognized directly as expensed.

25.9 Acquisition of Belatrix

On August 9, 2019, Globant S.A. (the “Company”), through certain of its wholly-owned subsidiaries, entered into an Equity Purchase Agreement (the “Purchase Agreement”) with the equityholders of Belatrix Global Corporation S.A., a Spanish stock company (“Belatrix”), pursuant to which the Company purchased all of the outstanding equity interests in Belatrix and its subsidiaries (the “Acquisition”). The transaction was simultaneously signed and closed. Belatrix is a software and applications development company with operations in Argentina, Peru, Colombia and the United States. The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Belatrix.

Upon the closing of the Acquisition, the Company paid 61,468 in cash to the sellers and, pursuant to the terms of the Purchase Agreement, the sellers subscribed for 5,000 of the Company’s common shares, which were valued based on the volume weighted average trading price of the Company’s common shares during the 60-day period until two days prior to the closing date. A portion of the upfront cash consideration is being held in escrow for potential adjustments related to working capital, accounts receivable, minimum cash and other matters. An additional amount of 3,000 is payable to the sellers by October 31, 2020, subject to Belatrix’s achievement of specified revenue targets for the period from August 1, 2019 through July 31, 2020, and it is subject to upwards adjustment based on overachievement of such targets. Of total amount of the earn-out payments, 2,091 was considered part of the purchase price and 909 was identified as an arrangement that includes remuneration of former owners of the acquiree for future services and consequently, it was excluded from the business combination and will be recognized in expense during the required service period.

The fair value of the consideration transferred for Belatrix acquisition at the acquisition date was calculated as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Purchase price	Amount
Down payment	61,468
Contingent consideration	4,165	(a)
Total consideration	65,633

(a) As of December 31, 2019 included 4,221 as Other financial liabilities current.

Acquisition related expenses were not material and were recognized directly as expense.

25.10 Acquisition of BI Live

On October 16, 2019, Globant S.A. (the “Company”), through its subsidiary Sistemas Globales S.A., entered into an Purchase Agreement with BI Live S.R.L., an Argentine company, pursuant to which the Company purchased certain assets and rights of BI Live (the “Acquisition”). The transaction closed on November 11, 2019. The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of BI Live.

Upon the closing of the acquisition, the Company paid 366 in cash to the sellers. An additional amount of up to 3,000 is payable to the sellers by February 21, 2021, 2022 and 2023, subject to BI Live’s achievement of specified growth and operating margin targets for the years 2020, 2021 and 2022, and it is subject to adjustment based on the achievement of such targets. The fair value of the contingent payment is 512 as of December 31, 2019. The primarily reason for the purchase is to expand to SAP software consulting and innovation services.

The preliminary fair value of the consideration transfer for BI Live acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	366
Contingent consideration	512	(a)
Total consideration	878

(a) As of December 31, 2019 includes 515 as Other financial liabilities non-current.

Acquisition related expenses were not material and were recognized directly as expense.

As of the date of issuance of these consolidated financial statements due to the recent of this acquisition, the accounting for this acquisition is incomplete; hence, pursuant the guidance in paragraph B66 of IFRS 3, the Company has included preliminary amounts in the below disclosures as required by such standard, as follows:

•	Fair value of the total consideration transferred since the Company has not completed the fair value analysis of the contingent consideration as of the date of issuance of these financial statements.

•	The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, the total amount of goodwill (including a qualitative description of the factors that make up the goodwill recognized and the amount of goodwill that will be deducted for tax purposes) and other intangibles, as applicable.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

•	The gross contractual amounts of the acquired receivables, and the best estimate at the acquisition date of the contractual cash flows not expected to be collected. For each contingent liability to be recognized, if any, an estimate of its financial effect, an indication of the uncertainties relating to the amount or timing of any outflow and the possibility of any reimbursement, and the reasons why the liability cannot be measured reliably, if applicable.

25.11 Outstanding balances

Outstanding balances of financial liabilities related to the above mentioned acquisitions as of December 31, 2019 and 2018 are as follows:

	As of December 31, 2019		As of December 31, 2018
	Other financial liabilities - current	Other financial liabilities - non current	Other financial liabilities - current	Other financial liabilities - non current
Clarice	1,580	—	3,127	1,527
Subscription agreement	—	—	400	—
Ratio	903	—	1,992	851
PointSource	1,086	—	746	1,040
Small Footprint	—	—	3,070	—
Avanxo	1,147	1,102	—	—
Belatrix	4,221	—	—	—
BI Live	—	515	—	—
Total	8,937	1,617	9,335	3,418

The significant inputs are disclosed in note 28.9.1.

25.12 Purchase Price Allocation

As of December 31, 2019 and 2018, the fair values of the assets acquired, liabilities assumed and goodwill, and the preliminary fair values of the assets acquired and goodwill of BI Live determined at the date of acquisition in the business combinations are as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	2019 acquisitions			2018 acquisitions
	Avanxo	Belatrix	BI Live	Small Footprint
Current Assets
Cash and cash equivalents	2,749	3,929	—	191
Investments	948	86	—	—
Trade receivables	6,931	6,125	56	1,066
Other receivables	3,624	1,119	—	45
Other assets	11,015	—	—	—

Non current assets
Other receivables	—	206	—	—
Property and equipment	500	3,181	—	48
Intangibles	6,104	8,285	—	173
Right-of-use asset	—	3,272	—	—
Deferred tax	—	184	—	—
Goodwill (1)	32,068	50,816	822	6,244

Current liabilities
Trade and other payables	(14,123)	(3,195)	—	—
Lease liabilities	—	(3,347)	—	—
Tax liabilities	(2,649)	(1,138)	—	—
Payroll and social security	(1,582)	(3,224)	—	—
Other liabilities	—	(20)	—	(410)
Borrowings	(644)	(646)	—	—
Deferred tax liabilities	(639)	—	—	—
Total consideration	44,302	65,633	878	7,357

(1)	As of December 31, 2019 and 2018, 83,706 and 6,244, are not deductible for tax purposes, respectively.

Goodwill has arisen because the consideration paid for these acquisitions included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of acquired companies. Only the customer contracts and relationships are recognized as intangible, in the acquisitions of Belatrix, Avanxo and Smallfootprint. The other benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

The fair values of the receivables acquired do not differ from their gross contractual amount.

Acquisition related expenses were not material and were recognized directly as expense for each period.

25.13 Impact of acquisitions on the results of the Company

Directors consider these "pro-forma" numbers to represent an approximate measure of the performance of the Company on an annualized basis and to provide a reference point for comparison in future periods.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

As explained in note 25.7, on October 15, 2018, the Company purchased the assets of Small Footprint Inc. and the shares of Small Footprint S.R.L. From the acquisition date and onwards, the business of Small Footprint Inc. was fully integrated within the business of the Company's subsidiary Globant LLC. Consequently, it has not been possible to determine a reasonable estimate of the total amounts related to the net income attributable to the separate business of Small Footprint as of December 31, 2018. Had the business combination been effected at January 1, 2018, the consolidated revenue of the Company would have been 523,114 and the net profit for the year ended December 31, 2018 would have been 52,910.

The net income for the year ended December 31, 2019 includes a gain of 2,023 attributable to the business generated by Avanxo. Revenue for the year ended December 31, 2019 included 23,971 related to the business of that company. Had the business combination of Avanxo been effected at January 1, 2019, the consolidated revenue of the Company would have been 661,777 the net income for the period ended December 31, 2019 would have been 56,105.

The net income for the year ended December 31, 2019 includes a gain of 2,481 attributable to the business generated by Belatrix. Revenue for the year ended December 31, 2019 included 15,572 related to the business of that company. Had the business combination of Belatrix been effected at January 1, 2019, the consolidated revenue of the Company would have been 680,318, the net income for the period ended December 31, 2019 would have been 50,331.

Had the two business combinations made in 2019, as described above, been performed on January 1, 2019, the consolidated revenue of the Company would have been 682,770 and the net profit for the year ended December 31, 2019, would have been 52,421.

25.14 Goodwill

A reconciliation of the goodwill from opening to closing balances is as follows:

	As of December 31,
	2019	2018
Cost
Balance at beginning of year	104,846	98,926
Additions related to new acquisitions (note 25.12)	83,706	6,244
Translation	(14)	(324)
Balance at end of year	188,538	104,846

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 26 – SEGMENT INFORMATION

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

The Company provides services related to application development, testing, infrastructure management and application maintenance.

The following table summarizes revenues by geography, based on the customers' location:

	For the year ended December 31,
	2019	2018	2017
North America
United States of America	483,228	400,029	322,658
Canada	13,125	7,061	2,956
Subtotal North America	496,353	407,090	325,614
Europe
Spain	26,134	30,298	23,831
Netherlands	2,723	1,023	69
United Kingdom	15,672	12,970	9,996
Luxembourg	937	1,109	1,000
Germany	437	623	1,540
Sweden	—	—	1,317
Others	881	217	731
Subtotal Europe	46,784	46,240	38,484
Asia
India	2,157	1,063	673
Indonesia	1,157	1,686	—
Japan	1,062	—	—
Others	277	318	27
Subtotal Asia	4,653	3,067	700
Latin America and others
Argentina	32,295	24,241	14,886
Brazil	7,964	238	358
Colombia	14,355	5,362	3,553
Chile	29,547	21,246	19,243
Uruguay	17	529	231
Mexico	20,623	11,949	7,418
Perú	6,251	1,718	2,627
Others	483	630	325
Subtotal Latin America and others	111,535	65,913	48,641
TOTAL	659,325	522,310	413,439

The revenues by geography were determined based on the country where the sale took place.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

One single customer accounted for 11.2%, 11.3% and 10.2% of revenues for the years ended December 31, 2019, 2018 and 2017.

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	As of December 31,
	2019	2018
Argentina	85,346	70,349
Spain	144,882	46,803
United States of America	70,054	58,083
Brazil	1,775	1,512
Uruguay	1,808	781
Luxembourg	4,289	4,353
Colombia	42,589	12,942
México	14,814	6,121
India	9,817	4,159
Chile	2,883	874
Peru	4,686	458
Other countries	1,502	718
TOTAL	384,445	207,153

NOTE 27 – LEASES

The Company is obligated under various leases for office spaces and office equipment.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Movements in right-of-use assets and lease liabilities as of December 31, 2019 were as follow:

	Office spaces	Office equipments	Total
Right-of-use assets
January 1, 2019	46,567	—	46,567
Additions	16,778	6,812	23,590
Additions from business combinations (note 25.12)	2,863	409	3,272
Depreciation (note 6)	(14,519)	(65)	(14,584)
Translation	(64)	—	(64)
December 31, 2019	51,625	7,156	58,781

Lease liabilities
January 1, 2019	46,887
Additions (1)	23,590
Additions from business combinations (note 25.12)	3,347
Foreign exchange difference (1)	(92)
Interest expense (1)	3,464
Payments (2)	(15,833)
December 31, 2019	61,363

(1) Non-cash transactions.

(2) Cash transactions.

The outstanding balance of the lease liabilities as of December 31, 2019 is as follows:

Lease liabilities
Current	19,439
Non-current	41,924
TOTAL	61,363

The Company has some lease contracts that have not yet commenced as of December 31, 2019. The future lease payments for these lease contracts are disclosed as follows:

Year	Amount
2020	1,413
2021	2,468
2022	2,731
2023	2,775
2024	2,855
2025	478

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The maturity analysis of lease liabilities is presented in note 28.5.

The expense related to short-term and low-value leases was not material.

As required by the IAS 17, the undiscounted amounts of future fixed minimum annual lease commitments are as follows at December 31, 2018:

Year	Amount
2019	16,051
2020	14,097
2021	8,356
2022	6,500
2023 onwards	10,218
Total	55,222

NOTE 28 – FINANCIAL INSTRUMENTS

28.1 - Categories of financial instruments

	As of December 31, 2019
	FVTPL	FVTOCI	Amortised cost
Financial assets
Cash and cash equivalents	—	—	62,721
Investments
Mutual funds	19,384	—	—
LETEs	—	396	—
Contribution to risk funds	—	—	418
Trade receivables	—	—	156,676
Other assets	—	—	21,235
Other receivables	—	—	28,118
Other financial assets
Convertible notes	3,536	—	—
Foreign exchange forward contracts	1,220	71	—
Guarantee payments related to the future lease of a property under construction	—	—	1,383

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2019
	FVTPL	FVTOCI	Amortised cost
Financial liabilities
Trade payables	—	—	36,987
Payroll and social security taxes payable	—	—	72,252
Borrowings	—	—	51,386
Other financial liabilities
Other financial liabilities related to business combinations	10,554	—	—
Lease liabilities	61,363	—	—
Tax liabilities	—	—	12,510
Other liabilities	—	—	368

	As of December 31, 2018
	FVTPL	FVTOCI	Amortised cost
Financial assets
Cash and cash equivalents	—	—	77,606
Investments
Mutual funds	4,050	—	—
LETEs	—	1,015	—
T-Bills	—	3,493	—
LECAPs	—	77	—
Contribution to risk funds	—	—	527
Trade receivables	—	—	110,898
Other receivables	—	—	49,538
Other financial assets
Convertible notes	106	—	—
Foreign exchange forward contracts	44	—	—
Other financial asset related to the acquisition of Clarice	400	—	—
Guarantee payments related to the future lease of a property under construction	—	—	345

Financial liabilities
Trade payables	—	—	17,578
Payroll and social security taxes payable	—	—	58,535
Other financial liabilities
Foreign exchange forward contracts	12	—	—
Other financial liabilities related to business combinations	12,753	—	—
Tax liabilities	—	—	7,399
Other liabilities	—	—	44

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

28.2 - Market risk

The Company is exposed to a variety of risks: market risk, including the effects of changes in foreign currency exchange rates and interest rates, and liquidity risk.

The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance. The Company does not use derivative instruments to hedge its exposure to risks, apart from those mentioned in note 28.10 and 28.11.

28.3 - Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise.

Except for the subsidiaries mentioned in the Note 3.5, the functional currency of the Company and its subsidiaries is the U.S. dollar. In 2019, 86.3% of the Company's revenues are denominated in U.S. dollars. Because the majority of its personnel are located in Latin America, the Company incurs the majority of its operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Brazilian Real, Mexican peso, Peruvian Sol and Colombian peso; however as of December 31,2019, the operating expenses in Argentine peso have decreased compared to December 31, 2018. Operating expenses are also significantly incurred in Indian Rupee and Great Britain Pound.

Foreign exchange sensitivity analysis

The Company is mainly exposed to Argentine pesos, Chilean pesos, Colombian pesos, Indian rupees and Uruguayan pesos.

The following tables illustrate the Company's sensitivity to increases and decreases in the U.S. dollar against the relevant foreign currency. The following sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2019 and adjusts their translation at the year-end for changes in U.S. dollars against the relevant foreign currency.

			Gain/(loss)
Account	Currency	Amount	% Increase	Amount	% Decrease	Amount
Net balances	Argentine pesos	8,023	40%	(2,292)	10%	891
	Chilean pesos	(2,789)	10%	254	10%	(310)
	Colombian pesos	(7,770)	10%	706	10%	(863)
	Indian rupees	(252)	10%	23	10%	(28)
	Uruguayan pesos	(4,034)	10%	363	10%	(443)
	Total	(6,822)		(946)		(753)

As explained in note 28.10, the subsidiaries in Argentina, Chile, Colombia, India and Uruguay entered into foreign exchange forward and future contracts in order to mitigate the risk of fluctuations in the foreign exchange rate and reduce the impact in the financial statements.

The effect in equity of the U.S. dollar fluctuation against the relevant foreign currency as of December 31, 2019, is not material.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Depreciation of the Argentine Peso

During 2019, the Argentine peso experienced a 59.02% devaluation from 37.60 Argentine peso per U.S dollar to 59.79 Argentine peso per U.S dollar.

During 2018, the Argentine peso experienced a 102.2% devaluation from 18.60 Argentine peso per U.S. dollar to 37.60 Argentine peso per U.S. dollar.

28.4 - Interest rate risk management

The Company's exposure to market risk for changes in interest rates relates primarily to its cash and bank balances and its credit facilities. The Company's credit line in the U.S. bear interest at a fixed rate of 1.75% and at variable rates linked to LIBOR. The Company does not use derivative financial instruments to hedge its risk of interest rate volatility.

28.5 - Liquidity risk management

The Company's primary sources of liquidity are cash flows from operating activities and borrowings under credit facilities. See note 19.

Management monitors rolling forecasts of the Company's liquidity position on the basis of expected cash flow.

The table below analyzes financial liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Expected Maturity Date
	2020	2021	2022	Thereafter	Total
Borrowings	1,198	—	188	50,000	51,386
Lease liabilities	20,002	15,263	11,552	28,164	74,981
Other financial liabilities	8,937	1,617	—	—	10,554
TOTAL	30,137	16,880	11,740	78,164	136,921

28.6 - Concentration of credit risk

The Company derives revenues from clients in the U.S. (approximately 73.3%) and clients related from diverse industries. For the years ended December 31, 2019, 2018 and 2017, the Company's top five clients accounted for 26.1%, 32.0% and 28.9% of its revenues, respectively. One single customer accounted for 11.2%, 11.3% and 10.2% of revenues for the years ended December 31, 2019, 2018 and 2017.

28.7 - Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the carrying amounts of financial assets and liabilities included in the consolidated statement of financial position as of December 31, 2019 and 2018, are a reasonable approximation of fair value due to the short time of realization.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2019			As of December 31, 2018
	Carrying amount		Fair value	Carrying amount		Fair value
Non-current assets
Other receivables
Guarantee deposits	2,683		2,571	1,681		1,539
Tax credit - VAT	626	(*)	600	356	(*)	326
Income tax credits	1,515		1,453	1,259		1,153
Tax credit - Software Promotion Regime	—		—	749	(*)	686
Other tax credits	210		200	170		157
Other assets	7,796		7,140	—		—
Non-current liabilities
Trade payables	5,500		5,101	—		—
Borrowings	50,188		51,070	—		—

(*) As of December 31, 2019 and 2018, is presented net of allowance for impairment of tax credit - VAT of 378 and 600, respectively. As of December 31, 2018 is presented net of 74 related to allowance of Tax credit - Software Promotion Regime.

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

Level 3 fair value measurements are those derived from unobservable inputs for the assets or liabilities.

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	19,384	—	19,384
LETEs	—	396	—	396
Foreign exchange forward contracts	—	1,291	—	1,291
Convertibles notes	—	111	3,425	3,536

Financial liabilities
Contingent consideration	—	—	9,252	9,252

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	4,050	—	4,050
LETEs	—	1,015	—	1,015
T-Bills	—	3,493	—	3,493
LECAPs	—	77	—	77
Foreign exchange forward contracts	—	44	—	44
Convertibles notes	—	106	—	106

Financial liabilities
Contingent consideration	—	—	9,767	9,767
Foreign exchange forward contracts	—	12	—	12

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

28.9 Level 3

28.9.1 Contingent consideration

As explained in note 25.1, the acquisition of Clarice included a contingent consideration agreement which was payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's capacity.

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

As of December 31, 2019 and 2018, the nominal value of contingent consideration related to Clarice amounted to 1,316 and 3,947, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 439 and 1,316 as of December 31, 2019, and 1,316 and 3,947 as of December 31, 2018. The fair value of the contingent consideration related to Clarice arrangement of 1,310 and 3,873 as of December 31, 2019 and 2018, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As described in note 25.3, the acquisition of WAE (jointly We are London Limited and We are Experience, Inc.) included a contingent consideration agreement which was payable on a deferred basis and was subject to the occurrence of certain events relating to the acquired company's gross revenue and gross profit.

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

As described in note 25.4, the acquisition of L4 included a contingent consideration agreement which is payable on a deferred basis and which will be subject to certain events relating to the acquired company's gross revenue and gross profit.

As of December 31, 2018, the Company remeasured the fair value of the contingent consideration related to L4 described above, considering the non achievement of targets established by the Share Purchase Agreement. Gain arising from the change in fair value amounted to 1,848 and is included as Other income, net.

As described in note 25.5, the acquisition of Ratio, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's gross revenue and gross margin.

As of December 31, 2019 and 2018, the nominal value of contingent consideration related to Ratio amounted to 750 and 2,860, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 525 and 2,570 as of December 31, 2019 and 2018, respectively, and an unlimited maximum amount for both years, given that such payment may be increased proportionally to the targets achievements. The fair value of the contingent consideration arrangement of 903 and 2,844 as of December 31, 2019 and 2018 was estimated by discounting to present value using a risk-adjusted discount rate.

As of December 31, 2018, the Company remeasured the fair value of the contingent consideration related to the acquisition of Ratio. Loss arising from the change in fair value amounted to 654 and is included as Other income, net.

As described in note 25.6, the acquisition of PointSource, included a contingent consideration agreement which was payable on a deferred basis and which was be subject to the occurrence of certain events relating to the acquired company's gross revenue and gross margin.

On May 2018, the Company signed an amendment to the SPA with the former shareholders, pursuant to which a new fixed-payment was established, in replacement of previous payments subject to targets achievements. As a consequence, the Company remeasured the fair value of the liability related to PointSource described above. Gain arising from the change in fair value of the liability amounted to 5,506 as of December 31, 2018. As of December 31, 2019 and December 31, 2018 the fixed payment liability amounted to 1,086 and 1,786, respectively, and are included in other financial liabilities.

As described in note 25.7, the acquisition of Small Footprint included a contingent consideration agreement which was payable on a deferred basis and which was subject to the occurrence of certain events relating to the acquired company's gross revenue, gross margin and billable headcount.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

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

As described in note 25.8, the acquisition of Avanxo (Bermuda) Limited ("Avanxo"), included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company´s gross revenue, gross margin and operating margin.

As of December 31, 2019, the nominal value of contingent consideration related to Avanxo amounted to 2,318. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 370 and an unlimited maximum amount as of December 31, 2019. The fair value of the contingent consideration arrangement of 2,249 as of December 31, 2019 was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 25.9, the acquisition of Belatrix Global Corporation S.A, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue.

As of December 31, 2019, the nominal value of contingent consideration related to Belatrix amounted to 4,097. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 4,097 and a unlimited maximum amount, given that such payment may be increased proportionally to the targets achievements, as of December 31, 2019. The fair value of the contingent consideration arrangement of 4,221 as of December 31, 2019 was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 25.10, the acquisition of BI Live, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's growth and operating margin.

As of December 31, 2019, the nominal value of contingent consideration related to BI Live amounted to 559. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 515 and 3,000 as of December 31, 2019. The fair value of the contingent consideration arrangement of 515 as of December 31, 2019 was estimated by discounting to present value using a risk-adjusted discount rate.

The following table shows the results from remeasurement of the contingent considerations described above:

	For the year ended December 31,
	2019	2018	2017
(Loss) gain on remeasurement of the contingent consideration of PointSource	(16)	5,506	—
Loss on remeasurement of the contingent consideration of Avanxo	(4)	—	—
Loss on remeasurement of the contingent consideration of Clarice	(3)	—	(1,173)
Gain on remeasurement of the contingent consideration of L4	—	1,848	4,058
Gain on remeasurement of the contingent consideration of WAE	—	—	3,850
Loss on remeasurement of the contingent consideration of Ratio	(62)	(654)	—
TOTAL	(85)	6,700	6,735

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

28.9.2 Put and call option on minority interests

As described in note 25.2, on October 22, 2015, the Company entered into a Shareholders Agreement (the "Minority Interest SHA") with the "non-controlling shareholders" to agree on a put option over the 33.27% of the remaining interest of Dynaflows.

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

As of December 31, 2017, the Company recorded a gain of 1,726, related to the remeasurement at fair value of the put and call option described above.

28.9.3. Convertible notes

As described in notes 3.12.9.2, 3.12.9.3 and 3.12.9.4 the Company entered into several convertible notes that include the right to convert the outstanding amount into equity shares of the invested companies. The fair value of such convertible notes was estimated using unobservable inputs. The amounts of gains and losses for the period related to changes in the fair value of the convertible notes were not material.

28.9.4. Reconciliation of recurring fair value measurements categorized within Level 3

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Financial Assets	Financial liabilities
	Convertible notes	Contingent consideration
December 31, 2018	—	9,767
Fair value remeasurement (1)	—	85
Acquisition of business (1)	—	6,835
Payments (2)	3,350	(7,695)
Interests (1)	75	260
December 31, 2019	3,425	9,252

(1) Non-cash transactions.

(2) Cash transactions included in investing activities in the Consolidated Statement of Cash Flows.

28.10 Foreign exchange futures and forward contracts

During the years ended December 31, 2019, 2018 and 2017, the Argentinian subsidiaries, Sistemas Globales S.A. and IAFH Global S.A. acquired foreign exchange futures contracts with SBS Sociedad de Bolsa S.A. (SBS) in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in Argentine Pesos due to the risk of exposure to fluctuations in foreign currency. The foreign exchange futures contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the years ended December 31, 2019, 2018 and 2017 the Company recognized a gain of 383, 594 and a loss of 421, respectively.

These futures contracts have daily settlements, in which the futures value changes daily. Sistemas Globales S.A. and IAFH Global S.A. recognize daily variations in SBS primary accounts, and the gains or losses generated by each daily position through profit or loss. Thus, at the closing of each day, according to the future price of the exchange rate U.S. Dollar – Argentine peso, the companies perceive a gain or loss for the difference. As future contracts have daily settlements, hence fair value as of December 31, 2019, 2018 and 2017 was zero.

Pursuant to these contracts, Sistemas Globales S.A. and IAFH Global S.A. are required to maintain collaterals in an amount equal to a percentage of the notional amounts purchased until settlement of the contracts. As of December 31, 2018, IAFH Global S.A. held a 10% of the value of those collaterals in LETEs and LEBACs, respectively, in SBS primary account. This ensures minimal funding, in case SBS has to transfer funds to "Mercado a Término de Rosario S.A" (ROFEX) if losses are generated by daily settlements. This amount must also remain restricted during the term of the contracts. As of December 31, 2018, both collaterals regarding the transactions are restricted assets for an amount of 975 in LETEs included as investments. As of December 31, 2019 the Company does not maintain any collaterals for futures contracts.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During 2019 and 2018, the subsidiaries, Sistemas Globales S.A., IAFH Global S.A., Sistemas Colombia S.A., Sistemas Globales Chile Asesorías Ltda., Globant India Pvt. Ltd. and Sistemas Globales Uruguay S.A., acquired foreign exchange forward contracts with certain banks in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in Argentine Pesos, Colombian Pesos, Chilean pesos, Uruguayan pesos and Indian rupee, due to the risk of exposure to fluctuations in those foreign currencies. Those contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the years ended December 31, 2019 and 2018, the Company recognized a gain of 117 and 1,714, respectively. During 2017, the Argentine subsidiary, Sistemas Globales, entered into foreign exchange forward contracts with HSBC in U.S. dollars at a specified price with the purpose of reducing the risk of exposure to fluctuations in foreign currency. As of December 31, 2019 and 2018, the foreign exchange forward contracts that were recognized as financial assets and liabilities at fair value through profit or loss were as follows:

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 27, 2020	Indian Rupee	72.36	71.56	11
January 31, 2020	Chilean Peso	747.68	751.57	5
January 31, 2020	Colombian Peso	3,323.65	3,281.28	39
January 31, 2020	Colombian Peso	3,515.42	3,281.94	356
January 31, 2020	Colombian Peso	3,512.66	3,281.93	422
January 31, 2020	Uruguayan Peso	38.09	37.73	29
February 25, 2020	Indian Rupee	71.45	71.77	7
February 28, 2020	Colombian Peso	3,518.27	3,288.08	351
Fair value as of December 31, 2019				1,220

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 31, 2019	Argentine Peso	40.06	39.67	26
February 28, 2019	Argentine Peso	41.54	41.17	15
April 30, 2019	Argentine Peso	44.44	44.30	3
Fair value as of December 31, 2018				44

April 30, 2019	Argentine Peso	44.26	44.3	(1)
May 31, 2019	Argentine Peso	45.74	45.92	(5)
May 31, 2019	Argentine Peso	45.69	45.92	(6)
Fair value as of December 31, 2018				(12)

The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the term of the contract.

28.11 Hedge accounting

During 2019, the Argentine subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., and the Colombian subsidiary, Sistemas Colombia SAS, have entered into foreign exchange forward and future contracts to manage the foreign currency risk associated with the salaries payable in Argentine and Colombian pesos. The Company designated those derivatives as hedging instruments in respect of foreign currency risk in cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The effective portion of changes in the fair value of derivatives and other qualifying hedging instruments that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated under the heading of cash flow hedging reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the ‘finance income’ or ‘finance expense’ line items. Amounts previously recognised in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognised hedged item (i.e. Salaries, employee benefits and social security taxes).

As of December 31, 2019, the Company has recognized a net gain of 54 included in Salaries, employee benefits and social security taxes and a gain of 352 included in other comprehensive income.

Foreign currency forward contract assets and liabilities are presented in the line ‘Other financial assets’ and ‘Other financial liabilities’ within the statement of financial position. As future contracts have daily settlements, hence fair value as of December 31, 2019 was zero.

The following table detail the foreign currency forward contracts outstanding as of December 31, 2019:

Hedging instruments - Outstanding contracts

	Currency	Foreign currency	Notional foreign	Fair value
Settlement date	from contracts	rate from contracts	currency rate	assets
January 31, 2020	Argentine Peso	66.45	62.2	71
Fair value as of December 31, 2019				71

NOTE 29 — CAPITAL AND RESERVES

29.1 Issuance of common shares

During the year ended December 31, 2019, 717,240 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by certain employees. Options were exercised at an average price of 22.06 per share amounting to a total of 15,822.

During the year ended December 31, 2019, 309,539 Restricted Stock Units (RSU) were granted to certain employees and directors of the Company. During 2019, 181,860 RSUs were vested at an average price of 37.00 per share amounting to a total of 6,732 (non-cash transaction).

On August 9, 2019, the Company issued 51,471 common shares for a total amount of 5,000 as part of the subscription agreement stated in the stock purchase agreement signed with Belatrix´s seller.

On April 5, 2019, the Company issued 7,654 common shares for a total amount of 400 as part of the subscription agreement stated in the stock purchase agreement signed with Clarice´s sellers.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

On March 21 and March 18, 2019, the Company issued 7,517 common shares for a total amount of 449 as part of the subscription agreement stated in the stock purchase agreement signed with Ratio´s sellers.

On March 18, 2019, the Company issued 13,895 common shares for a total amount of 868 as part of the subscription agreement stated in the stock purchase agreement signed with Small Footprint´s sellers.

On February 20 and February 1, 2019, the Company issued 14,778 common shares for a total amount of 845 as part of the subscription agreement stated in the stock purchase agreement signed with Avanxo´s sellers.

On February 15, 2019, the Company issued 3,542 common shares for a total amount of 208 as part of the subscription agreement stated in the stock purchase agreement signed with Pointsource´s sellers.

During the year ended December 31, 2018, 511,668 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 13.76 per share amounting to a total of 7,040.

During the year ended December 31, 2018, 564,995 Restricted Stock Units (RSU) were granted to certain employees and directors of the Company. During 2018, 163,233 RSUs were vested at an average price of 43.13 per share amounting to a total of 7,040 (non-cash transaction). A total amount of 4,995 of such vested RSUs corresponds to a provision for bonus given to employees that was payable in RSUs and was included in the opening balance of additional paid in capital.

On October 16, 2018, the Company issued 16,315 common shares for a total amount of 960 as part of the subscription agreement with Small Footprint's sellers signed on October 15, 2018, pursuant to which the Company agreed to issue to the subscribers and the subscribers agreed to subscribe from the Company a certain amount of shares. For the second tranche due on March 1, 2019, the Company may require the subscribers to apply up to an amount of 25% of the first-earn out payment.

On July 20, 2018, the Company issued 18,692 common shares for a total amount of 982 as part of the subscription agreement with WAE's sellers signed on May, 23, 2016, pursuant to which the Company agreed to issue to the subscribers and the subscribers agreed to subscribe from the Company restricted common stock up to an amount of 30% of the Purchase Price.

On June 12, 2018, the Company issued 9,120 common shares for a total amount of 400 as part of the subscription agreement stated in the stock purchase agreement signed with Clarice´s sellers, explained in note 25.1.

On February 22, 2018, the Company issued 12,265 common shares for a total amount of 541 as part of the subscription agreement stated in the stock purchase agreement signed with Pointsource´s sellers, as part of the business combination explained in note 25.6.

On February 16, 2018, the Company issued 7,605 common shares for an amount of 334 as part of the subscription agreement signed with Ratio´s sellers, as part of the business combination explained in note 25.5.

During the year December 31, 2017, 338,709 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 15.63 per share amounting to a total of 5,296.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During the year December 31, 2017, 254,328 Restricted Stock Units (RSU) were granted to certain employees and director for the Company. During 2017, 86,931 RSUs were vested at an average price of 36.11 per share amounting to a total of 3,141 (non-cash transaction).

On August 17, 2017, the Company issued 34,219 common shares for a total amount of 1,435 as part of the subscription agreement stated in the stock purchase agreement signed with WAE´s sellers, as part of the business combination explained in note 25.3.

On June 1, 2017, the Company issued 84,953 common shares for a total amount of 3,100 as part of the subscription agreement stated in the stock purchase agreement signed with PointSource´s sellers, as part of the business combination explained in note 25.6.

On March 1, 2017, the Company issued 34,309 common shares for a total amount of 1,160 as part of the subscription agreement stated in the stock purchase agreement signed with Ratio´s sellers, as part of the business combination explained in note 25.5.

29.2 Public offerings & agreements

On August 2, 2016, the Company applied to the Luxembourg Stock Exchange for listing on the Official List of the Luxembourg Stock Exchange and for the admission to trading on its regulated market, on August 11, 2016, the Company applied to the Luxembourg Financial Sector Supervisory Authority (Commission de Surveillance du Secteur Financier) (the “CSSF”) in its capacity as competent authority, for the approval of the Company’s prospectus, which was approved in that same date.

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

On July 31, 2019 the Luxembourg Stock Exchange approved the Company´s voluntarily request to delist the Company´s common shares from the Official List of the Luxembourg Stock Exchange ("Lux SE"), effective July 31, 2019. Following the Lux SE delisting, the Company´s common shares will continue to trade on the New York Stock Exchange (the "NYSE") in the United States under the symbol "GLOB".

As of December 31, 2019, 35,669,330 common shares of the Company's share capital are registered with the SEC and quoted in the New York Stock Exchange.

29.3 Cash flow hedge reserve

The movements in the cash flow hedge reserve were as follows:

Foreign
currency risk
Balance at January 1, 2019	—
Gain/(loss) arising on changes in fair value of hedging instruments during the period	298
(Gain)/loss reclassified to profit or loss – hedged item has affected profit or loss	54
Balance at December 31, 2019	352

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 30 — APPROPRIATION OF RETAINED EARNINGS UNDER SUBSIDIARIES´ LOCAL LAWS AND RESTRICTIONS ON DISTRIBUTION OF DIVIDENDS

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

On December 23, 2013, the Argentine government adopted a new double taxation treaty with Spain, which applied retroactively from January 1, 2013. According to this treaty, the tax applicable on dividends distributed by our Argentine Subsidiaries to the Spain Holdco, is limited to 10% on the gross amount of dividends distributed.

As of December 31, 2019, the legal reserve amounted to 772 for the Company´s Argentine subsidiaries, Sistemas Globales S.A, IAFH Global S.A, BSF S.A and Globers S.A, and as of that date was fully constituted. Dynaflows S.A, Globant Ventures S.A.S and Avanxo S.A, did not have a legal reserve as of December 31,2019.

As of December 31, 2019, the legal reserve amounted to 42 for Sistemas Globales Uruguay S.A and as of that date was fully constituted. The Company´s Uruguayan subsidiary, Difier S.A, did not have a legal reserve as of December 31, 2019.

According to the ByLaws of Sistemas Colombia S.A.S. and Belatrix Colombia, the Colombian subsidiaries of the Company must appropriate at least 10% of the net income of the year to a legal reserve until such reserve equal 50% of its share capital. As of December 31, 2019, there was a legal reserve of 296 that was fully constituted by Sistemas Colombia S.A.S and there was a legal reserve of 3 constituted by Belatrix Colombia S.A.S. Regarding Avanxo Colombia, the Colombian branch of Avanxo (Bermuda) Limited, there is no requirement for the Colombian branch to allocate profits for the creation of a legal reserve and, therefore, as of December 31, 2019, there was no legal reserve constituted.

Colombia Law No 1,819, published on December 29, 2016, introduced a withholding tax of 5% on dividend distributions to non-resident. This new fiscal obligation is not applicable to our shareholder due to the tax treaty agreement between Colombia and Spain, entered in force on October 28, 2008.

Under Spanish law, the Spanish subsidiaries of the Company must appropriate 10% of its standalone profit to a legal reserve until such reserve equals to 20% of their respective share capital amount. As of December 31, 2019, the legal reserve was partially constituted and amounted to 8,157 for all Spanish subsidiaries.

In accordance with Brazilian Law, there is no requirement for limited liability companies to allocate profits for the creation of a legal reserve. The Company's Brazilian subsidiaries, Globant Brasil Consultorias Ltda and Orizonta Consutoria de Negocios e Tecnologia Da Informacao Ltda did not have a legal reserve as of December 31, 2019. On the other hand, for Avanxo Brasil Tecnologia Da Informacao Ltda there was a legal reserve of 63 constituted as of December 31, 2019.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Under Luxembourg law, at least 5% of our net profit per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profit must be allocated toward the reserve. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced in proportion so that it does not exceed 10% of our issued share capital. The legal reserve is not available for distribution. As of December 31, 2019, the legal reserve amounted to 496.

As for the restrictions on the distribution of dividends paid by the Company to the holders of our common shares are as a rule subject to a 15% withholding tax in Luxembourg, unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption pursuant to the application of the participation exemption, and, to the extent withholding tax applies, we are responsible for withholding amounts corresponding to such taxation at its source.

In accordance with Peru corporate law, the Peruvian subsidiaries of the Company must reserve at least 10% of its net income of the year to a legal reserve, until such reserve equals 20% of its respective amount capital stock. As of December 31, 2019, the legal reserve amounted to 116 for Belatrix Peru SAC which is fully constituted and 47 for Globant Peru SAC that is partially constituted. Regarding Avanxo Sucursal del Peru, the Peruvian branch of Avanxo (Bermuda) Limited, there is no requirement for the Peruvian branch to allocate profits for the creation of a legal reserve and, therefore, as of December 31, 2019, there was no legal reserve constituted.

In Bermuda there is no requirement for the Bermuda subsidiary of the Company to allocate profits for the creation of a legal reserve. As of December 31, 2019, there was no legal reserve constituted.

According to Mexican Law, the Mexican subsidiaries of the Company must appropriate at least 5% of net income of the year to a legal reserve, until such reserve equals the fifth portion of their respective share capital amounts. As of December 31, 2019, the legal reserve amounted to 139 for the Company's Mexican subsidiaries Global Systems Outsourcing S. de R.L. de C.V. and 37 for Avanxo Mexico S.A.P.I de C.V, regarding Avanxo Servicios S.A. de C.V. there was no legal reserve constituted as of December 31, 2019.

Regarding India Law, the Companies Act, 2013 does not mandate any fixed quantum of profits to be transferred or allocated to the reserves of a company. Despite there is no mandatory provision, as of December 31, 2019, the Indian subsidiary's general reserve amounted to 17 for the Company's Indian subsidiary.

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

In the United Kingdom there is no requirement for the UK´s subsidiaries to allocate profits for the creation of a legal reserve. As of December 31, 2019, there was no legal reserve constituted by the UK´s subsidiaries.

In Chile there is no requirement for the Chilean subsidiary of the Company to allocate profits for the creation of a legal reserve. As of December 31, 2019, there was no legal reserve constituted.

According to French law, a minimum of 5% of the profit of the year must be allocated to a reserve account named "legal reserve", until such reserve amounts 10% of the share capital of the French subsidiary of the Company. As of December 31, 2019, there was no legal reserve constituted.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

In accordance with the law of Belarus, the Belorussian subsidiary of the Company must allocate an amount up to 25% of annual payroll to a reserve fund for salaries. The source for creating this fund is the profit remaining at the disposal of the subsidiary after paying taxes and other obligatory payments. As of December 31, 2019, there was no legal reserve constituted.

In the United States there is no requirement for the Company's U.S. subsidiaries to allocate profits for the creation of a legal reserve. As of December 31, 2019, there was no legal reserve constituted.

According to Romanian Companies Law, the Romanian subsidiary of the Company has the obligation to allocate each year at least 5% of its profit to a reserve fund, until the value of the fund is at least 20% of the Romanian Company's share capital. As of December 31, 2019, the reserve fund of the company was of Romanian Leu ("RON") 58.

In Canada there is no requirement for the Canada's Company subsidiary to allocate profits for the creation of a legal reserve. As of December 31, 2019, there was no legal reserve constituted.

In the United Arab Emirates there is no requirement for the Software Product Creation´s branch office in Dubai to allocate profits for the creation of a legal reserve. As of December 31, 2019, there was no legal reserve constituted.

NOTE 31 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events until February 19, 2020, date of approval of these consolidated financial statements, to assess the need for potential adjustments or disclosures in these consolidated financial statements in accordance with IAS 10 "Events after the reporting period".

31.1 Second Amended and Restated Credit Agreement

On February 6, 2020, Globant, LLC, our US subsidiary (the "Borrower"), entered into a Second Amended and Restated Credit Agreement (the “Second A&R Credit Agreement”), by and among certain financial institutions listed therein, as lenders, and HSBC Bank USA, National Association, as administrative agent, issuing bank and swingline lender. Under the Second A&R Credit Agreement, which amends and restates the existing A&R Credit Agreement dated as of November 1, 2018, the Borrower may borrow (i) up to $100 million in up to four borrowings on or prior to August 6, 2021 under a delayed-draw term loan facility and (ii) up to $250 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million. The maturity date of each of the facilities is February 5, 2025. Pursuant to the terms of the Second A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to either (i) LIBOR plus 1.50%, or (ii) LIBOR plus 1.75%, determined based on the Borrower’s Maximum Total Leverage Ratio (as defined in the Second A&R Credit Agreement). The Borrower’s obligations under the Second A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The Second A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

Based on this evaluation, it was determined that there were no subsequent events requiring recognition or disclosure in the financial statements, except for the ones included above.

NOTE 32 – APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements were approved by the Board of Directors on February 19, 2020.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Martín Migoya

President