Form 20-F
period 2020-12-31
Globant S.A.
filed 2021-02-26
CIK 1557860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 40,022,940 common shares of which 138,152 are treasury shares held by us.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐  No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

You should carefully consider all the information in this annual report, including the information set forth under "Risk Factors." We believe our primary challenges are:

•The extent to which the coronavirus (“COVID-19”) outbreak and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and are difficult to predict.
•If we are unable to maintain the current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected;
•If we are unable to manage attrition and attract and retain highly-skilled IT professionals, our operating efficiency and productivity may decrease, and we may not have the necessary resources to maintain client relationships and expand our business;
•If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operation;
•If we are unable to achieve anticipated growth, our revenues, results of operations, business and prospects may be adversely affected;
•If we are unable to effectively manage the rapid growth of our business, our management personnel, systems and resources could face significant strains, which could adversely affect our operations;
•If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected;
•If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our results of operations to suffer;
•If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected;
•Global economic and political conditions could have a material adverse effect on our revenues, margins, results of operations and financial condition; and
•Uncertainty concerning the current economic, political and social environment in Latin America may have an adverse impact on capital flows or other relevant variables and could adversely affect our business, financial condition and results of operations.
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

CURRENCY PRESENTATION AND DEFINITIONS

In this annual report, references to “Globant”, “we”, “our”, “us” or the “Company” means Globant S.A. and its consolidated subsidiaries, unless the context otherwise requires, or where we make clear that such term refers only to Globant S.A. and not to its subsidiaries.

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

Unless otherwise specified or the context requires otherwise in this annual report:

•"IT" refers to information technology;
•"ISO" means the International Organization for Standardization, which develops and publishes international standards in a variety of technologies and in the IT services sector;
•"Agile development methodologies" means a group of software development methods based on iterative and incremental development, where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams;
•"Attrition rate," during a specific period, refers to the ratio of IT professionals that left our company during the period to the number of IT professionals that were on our payroll on the last day of the period; and
•"Globers" refers to the employees that work for our company.

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements are prepared under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and presented in U.S. dollars. Our fiscal year ends on December 31 of each year. Accordingly, unless otherwise indicated, all references to a particular year are to the year ended December 31 of that year. Some percentages and amounts included in this annual report have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.

PRESENTATION OF INDUSTRY AND MARKET DATA

In this annual report, we rely on, and refer to, information regarding our business and the markets in which we operate and compete. The market data and certain economic and industry data and forecasts used in this annual report were obtained from International Data Corporation (“IDC”), Gartner, Inc. (“Gartner”), Forrester Research, Inc. and/or one of its Affiliates (collectively, “Forrester”), internal surveys, market research, governmental and other publicly available information, independent industry publications and reports prepared by industry consultants. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We believe that these industry publications, surveys and forecasts are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial and other data of Globant S.A. should be read in conjunction with, and are qualified by reference to, "Operating and Financial Review and Prospects" and our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been derived from the audited consolidated financial statements of Globant S.A. included elsewhere in this annual report and should be read in conjunction with those audited consolidated financial statements and notes thereto.

	Year ended December 31,
	2020	2019	2018

	(in thousands, except for percentages and per share data)

Consolidated Statements of comprehensive income:
Revenues	$814,139	$659,325	$522,310
Profit from operations	83,942	80,735	66,794
Net income for the year	54,217	54,015	51,596
Earnings per share:
Basic	1.41	1.48	1.45
Diluted	1.37	1.43	1.41
Weighted average number of outstanding shares (in thousands):
Basic	38,515	36,586	35,746
Diluted	39,717	37,674	36,685
Consolidated statements of financial position data:
Cash and cash equivalents	278,939	62,721	77,606
Working capital (1)	329,969	130,260	120,127
Total assets	1,288,767	687,764	437,099
Total liabilities	408,828	249,050	99,183
Total equity	879,939	438,714	337,916

(1) Working capital is defined as total current assets minus total current liabilities.

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
The reconciliations of these non-IFRS measures to the most directly comparable financial measures calculated and presented in accordance with IFRS are shown in the tables below. We use these non-IFRS measures in the evaluation of our performance and our consolidated financial results. We believe these non-IFRS measures may be useful to investors in their assessment of our operating performance and the valuation of our company. In addition, these non-IFRS measures address questions we routinely receive from analysts and investors and, in order to assure that all investors have access to similar data, we have determined that it is appropriate to make this data available to all investors.
Adjusted Gross Profit and Adjusted SG&A Expenses
We utilize non-IFRS measures of adjusted gross profit and adjusted SG&A expenses as supplemental measures for period-to-period comparisons. Adjusted gross profit and adjusted SG&A expenses are most directly comparable to the IFRS measures of gross profit and selling, general and administrative expenses, respectively. Our non-IFRS measures of adjusted gross profit and adjusted SG&A expenses exclude the impact of certain items, such as depreciation and amortization expense, share-based compensation expense and, only with respect to adjusted SG&A expenses, acquisition-related charges and COVID-19 related charges.
Adjusted Profit from Operations
We utilize the non-IFRS measure of adjusted profit from operations as a supplemental measure for period-to-period comparisons. Adjusted profit from operations is most directly comparable to the IFRS measure of profit from operations. Adjusted profit from operations excludes the impact of certain items, such as share-based compensation expense, impairment of non-financial assets, net of recoveries, acquisition-related charges and COVID-19 related charges.

Adjusted Diluted EPS and Adjusted Net Income
We utilize non-IFRS measures of adjusted diluted EPS and adjusted net income for strategic decision making, forecasting future results and evaluating current performance. Adjusted diluted EPS and adjusted net income are most directly comparable to the IFRS measures of EPS and net income, respectively. Our non-IFRS measures of adjusted diluted EPS and adjusted net income exclude the impact of certain items, such as acquisition-related charges, impairment of non-financial assets, net of recoveries, share-based compensation expense, and COVID-19 related charges and expenses related to the secondary share offering in the United States of our common shares held by WPP Luxembourg Gamma Three S.à.r.l. ("WPP").

	Year ended December 31,
	2020	2019	2018
Reconciliation of adjusted gross profit
Gross profit	$304,327	$254,161	$203,756
Adjustments
Depreciation and amortization expense	9,759	7,350	4,022
Share-based compensation expense	4,109	4,976	4,248
Adjusted gross profit	$318,195	$266,487	$212,026
Reconciliation of adjusted selling, general and administrative expenses
Selling, general and administrative expenses	$(217,222)	$(172,478)	$(133,187)
Adjustments
Depreciation and amortization expense	22,691	16,905	16,521
Share-based compensation expense	20,519	14,912	8,665
Acquisition-related charges, net (1)	10,096	9,571	3,516
COVID-19 related charges (4)	(613)	—	—
Adjusted selling, general and administrative expenses	$(164,529)	$(131,090)	$(104,485)
Reconciliation of adjusted profit from operations
Profit from operations	$83,942	$80,735	$66,794
Adjustments
Share-based compensation expense	24,628	19,888	12,913
Impairment of tax credits	(8)	—	—
Acquisition-related charges, net (1)	12,754	10,695	4,273
COVID-19 related charges (4)	2,582	—	—
Impairment of assets (2)	83	673	354
Adjusted profit from operations	$123,981	$111,991	$84,334
Reconciliation of adjusted net income for the year
Net income for the year	$54,217	$54,015	$51,596
Adjustments
Share-based compensation expense	24,628	19,888	12,913
Impairment of tax credits	(8)	—	—
Acquisition-related charges, net (1)	15,796	11,518	(2,177)
COVID-19 related charges (4)	2,582	—	—
Impairment of assets (2)	83	673	1,154
Expenses related to secondary share offering (3)	—	—	251
Adjusted net income for the year	$97,298	$86,094	$63,737

Calculation of adjusted diluted EPS
Adjusted net income	97,298	86,094	63,737
Diluted shares	39,717	37,674	36,685
Adjusted diluted EPS	2.45	2.29	1.74

Other data:
Adjusted gross profit	318,195	266,487	212,026
Adjusted gross profit margin percentage	39.1%	40.4%	40.6%
Adjusted selling, general and administrative expenses	(164,529)	(131,090)	(104,485)
Adjusted selling, general and administrative expenses margin percentage	(20.2)%	(19.9)%	(20.0)%
Adjusted profit from operations	123,981	111,991	84,334
Adjusted profit from operations margin percentage	15.2%	17.0%	16.1%
Adjusted net income for the year	97,298	86,094	63,737
Adjusted net income margin percentage for the year	12.0%	13.1%	12.2%

(1) Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in the depreciation and amortization expense line on our consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs.

(2) Impairment of assets, net of recoveries includes, when applicable, charges for impairment of intangible assets, charges for impairment of investments in associates and charges for impairment of tax credits, net of recoveries.

(3) Expenses related to secondary share offering include expenses related to the secondary offering in the United States of our common shares held by WPP Luxembourg Gamma Three S.à.r.l.

(4) COVID-19 related charges include, when applicable, bad debt provision related to the effect of COVID-19 on our customers' businesses, donations and other expenses directly attributable to the pandemic that are both incremental to charges incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations. Moreover, these charges also include rent concessions that we were granted due to the pandemic environment.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Summary Risk Factors

The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors below. This summary should be read in conjunction with the Risk Factors below and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results, and prospects, among other impacts:

Risks Related to Our Business and Industry

•The extent to which the coronavirus (“COVID-19”) outbreak and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and are difficult to predict.
•If we are unable to maintain the current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected.
•If we are unable to manage attrition and attract and retain highly-skilled IT professionals, our operating efficiency and productivity may decrease, and we may not have the necessary resources to maintain client relationships and expand our business.
•If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operation.
•If we are unable to achieve anticipated growth, our revenues, results of operations, business and prospects may be adversely affected.
•If we are unable to effectively manage the rapid growth of our business, our management personnel, systems and resources could face significant strains, which could adversely affect our results of operations.
•If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operations may be adversely affected.
•If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our revenues and results of operations to suffer.
•If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected.
•Global economic and political conditions could have a material adverse effect on our revenues, margins, results of operations and financial condition.

Risks Related to Operating in Latin America.

Latin America
•Latin America has experienced adverse economic conditions that may impact our business, financial condition and results of operations.
•Latin American governments have exercised and continue to exercise significant influence over the economies of the countries where we operate, which could adversely affect our business, financial condition, results of operations and prospects.
•Inflation, and government measures to curb inflation in Latin America, may adversely affect the economies in the countries where we operate in Latin America, our business and results of operations.
•Our business, results of operations, financial condition, costs and operating margins may be adversely affected by fluctuations in currency exchange rates (most notably between the U.S. dollar and the Argentine peso).
•We face the risk of political and economic crises, instability, terrorism, civil strife, expropriation and other risks of doing business in Latin America, which could adversely affect our business, financial condition and results of operations.

Argentina
•Government intervention in the Argentine economy could adversely affect the economy and our results of operations or financial condition.
•Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.
•In the past, the credibility of several Argentine economic indexes has been called into question.
•Argentina continues to face considerable economic uncertainty.

Colombia
•Colombia has experienced several periods of internal security issues that could affect the economy and impact our business, and our results from operations.
•Any further downgrade in the credit rating of Colombia could adversely affect the Colombian economy.
•Any additional taxes resulting from changes to tax regulations or the interpretation thereof could adversely affect our consolidated results.

Risks Related to the Company and the Ownership of Our Common Shares

•The price of our common shares may be highly volatile.
•Holders of our common shares may experience losses due to increased volatility in the U.S. capital markets.
•We may be classified by the Internal Revenue Service as a “passive foreign investment company,” which may result in adverse tax consequences for U.S. investors.
•We may need additional capital and we may not be able to obtain it.
•Concentration of ownership among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions or adversely affect the trading price of our common shares.
•Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure, and other requirements applicable to public companies in the United States.

You should carefully consider the risks and uncertainties described below, together with the other information contained in this annual report, before making any investment decision. Any of the following risks and uncertainties could have a material adverse effect on our business, prospects, results of operations, margins and financial condition. The market price of our common shares could decline due to any of these risks and uncertainties, and you could lose all or part of your investment. The risks described below are those that we currently believe may materially affect us. -

Risks Related to Our Business and Industry

The extent to which the coronavirus (“COVID-19”) outbreak and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and are difficult to predict.

The global impact of the COVID-19 outbreak and measures taken to reduce the spread of the virus have had an adverse effect on the global macroeconomic environment, and have significantly increased economic uncertainty and reduced economic activity. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns.

Governments around the globe have taken steps to mitigate some of the more severe economic effects of the virus, but there can be no assurance that such steps will be effective or achieve their desired results in a timely fashion or at all.

We have taken numerous actions to protect our employees and our business following the spread of COVID-19 (including, among others, restricting employee travel, developing social distancing plans for our employees and cancelling physical participation in meetings, events and conferences), and we may take further actions if and when required by government authorities or as we determine are in the best interests of our employees, customers and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus.

The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition in the longer term will depend on future developments, which are highly uncertain and are difficult to predict, including, but not limited to, the duration, spread and severity of the outbreak, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions broadly resume.

In particular, we may experience reduced revenues and/or financial losses as a result of a number of operational factors, including:

•Customer pricing pressure, payment term extensions and insolvency risk - As our customers face reduced demand for their products and services, reduce their business activity and face increased financial pressure on their businesses, we may face downward pressure on our pricing and gross margins if we make pricing concessions to customers. In addition, in response to the requests of some of our customers, we have granted extended payment terms. We expect that some of our customers will continue to make such requests, which may have an adverse effect on our cash flows from operations. We may also face a significantly elevated risk of customer insolvency, bankruptcy or liquidity challenges which may result in a failure to be paid for services we have performed and expenses we have incurred, which could in turn result in us having to take a charge in the period in which the related receivable was written down or written off.
•Reduced customer demand for services – As a result of the pandemic’s impact on our customers, we may experience reduced demand for our services. Among other things, our customers may postpone, cancel or scale back existing and potential projects with us.
•Increased costs - We face increased costs from the pandemic, including as a result of mitigation efforts such as enabling increased work-from-home capabilities and additional health and safety measures.
•Diversion of and strain on management and other corporate resources - Addressing the significant personal and business challenges presented by the pandemic, including various business continuity measures and the need to enable work-from-home arrangements for our Globers, has demanded significant time and attention from management and strained other corporate resources, which we expect to continue. Among other things, this may adversely impact our recruitment and retention, our customer and employee development and our ability to execute our strategy and various transformation initiatives. This may also increase our exposure to security breaches or cyberattacks.

There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 and the measures taken in response thereto may have on our business, and, as a result, the ultimate impact of the outbreak is highly uncertain and subject to change. We do not yet know the full extent of the impact on our business, the countries in which we operate and in which our customers do business, or the global economy as a whole. The nature of the crisis, the public health measures to contain it, and the economic impact are all developing rapidly, and they vary among the different jurisdictions where we and our customers operate.

If we are unable to maintain the current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected.

Our profitability and the cost of providing our services are affected by our utilization rate of the Globers in our Studios. If we are not able to maintain appropriate utilization rates for our professionals, our profit margin and our profitability may suffer. Our utilization rates are affected by a number of factors, including:

•our ability to transition Globers from completed projects to new assignments and to hire and integrate new employees;
•our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our talent delivery centers;
•our ability to manage the attrition of our IT professionals; and
•our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.

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

The total attrition rate among our Globers was 13.0%, 14.6% and 18.2% for the years ended December 31, 2020, 2019 and 2018, respectively. If our attrition rate were to increase, our operating efficiency and productivity may decrease. We compete for talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, among others, and there is a limited pool of individuals who have the skills and training needed to help us grow our company. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs.

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

Because we conduct a substantial part of our operations through our operating subsidiaries located in Argentina, Colombia, México and India, we are subject to the effects of wage inflation and other marketplace factors in these countries, which have increased significantly in recent years. If increases in salary and other operating costs at those operating subsidiaries exceed our internal forecasts, the hourly rates established under our time-and-materials contracts might not be sufficient to recover those increased operating costs, which would make those contracts unprofitable for us, thereby adversely affecting our results of operations, financial condition and cash flows from operations.

In addition to our time-and-materials contracts, we undertake engagements on a fixed-price basis. Revenues from our fixed-price contracts represented 13.1%, 16.1%, and 17.4% of total revenues for the years ended December 31, 2020, 2019 and 2018, respectively. Our pricing in a fixed-price contract depends on our assumptions and forecasts about the costs we will incur to complete the related project, which are based on limited data and could turn out to be inaccurate. Any failure by us to accurately estimate the resources and time required to complete a fixed-price contract on time and on budget or any unexpected increase in the cost of our Globers assigned to the related project, office space or materials could expose us to risks associated with cost overruns and could have an adverse effect on our business, results of operations and financial condition. In addition, any unexpected changes in economic conditions that affect any of the foregoing assumptions and predictions could render contracts that would have been favorable to us when signed unfavorable.

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

We have experienced, and continue to experience, rapid growth in our headcount, operations and revenues, which has placed, and will continue to place, significant demands on our management and operational and financial infrastructure. Additionally, our decentralized staffing and the increasing number of employees that are deployed onsite at our clients or near client locations in Latin America, the United States, Europe and India has placed additional operational and structural demands on our resources.

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

Our future success heavily depends upon the continued services of our senior management team and other key employees. We currently do not maintain key man life insurance for any of our founders, members of our senior management team or other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all. In addition, competition for senior executives and key employees in our industry is intense. Our compensation policies include equity-based incentive compensation plans that are designed to reward high-performing personnel for their contributions and provide incentives for them to remain with us. If the anticipated value of such incentives does not materialize because of volatility or lack of positive performance in our share price, or if our total compensation package is not viewed as being competitive, we may be unable to retain our senior executives and key employees or attract and retain new senior executives and key employees in the future, in which case our business may be severely disrupted our ability to attract and retain personnel could be adversely affected.

If any of our senior management team or key employees joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key IT professionals and staff members to them. Also, if any of our sales executives or other sales personnel, who generally maintain a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients to that company, and our revenues may be materially adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. If any dispute arises between any members of our senior management team or key employees and us, any non-competition, non-solicitation and nondisclosure agreements we have with our founders, senior executives or key employees might not provide effective protection to us in light of legal uncertainties associated with the enforceability of such agreements.

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

We generate a significant portion of our revenues from our ten largest clients. During the years ended December 31, 2020, 2019 and 2018, our largest customer based on revenues, Walt Disney Parks and Resorts Online, accounted for 11.0%, 11.2% and 11.3% of our revenues, respectively. During the years ended December 31, 2020, 2019 and 2018, our ten largest clients accounted for 42.2%, 39.5% and 44.0% of our revenues, respectively.

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

In addition, a number of factors, including the following, other than our performance, could cause the loss of or reduction in business or revenues from a client and these factors are not predictable:

•our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.
•the business or financial condition of that client or the economy generally;
•a change in strategic priorities by that client, resulting in a reduced level of spending on technology services;
•a demand for price reductions by that client; and
•a decision by that client to move work in-house or to one or several of our competitors.

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

The United Kingdom formally left the European Union on January 31, 2020, which is commonly referred to as “Brexit,” but the United Kingdom remained in the European Union’s customs union and single market during a transition period that expired on December 31, 2020. On December 24, 2020, the United Kingdom entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was applied on a provisional basis beginning on January 1, 2021. While the economic integration does not reach the level that existed during the time the United Kingdom was a member state of the European Union, the Trade and Cooperation Agreement sets out preferential agreements in areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the United Kingdom and the European Union are expected to continue in regard to the relationship between the Union United Kingdom and the European Union in certain other areas which are not covered by the Trade and Cooperation Agreement. The long-term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the United Kingdom and the European Union. We face risks associated with the potential uncertainty and disruptions that may follow Brexit and the implementation and application of the Trade and Cooperation Agreement, including regulatory costs and challenges.

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

Since many of our specific client engagements involve highly tailored solutions, our corporate reputation is a significant factor in our clients' and prospective clients' determination of whether to engage us. We believe the Globant brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented IT professionals. However, our corporate reputation is susceptible to damage by actions or statements made by current or former employees or clients, competitors, vendors, adversaries in legal proceedings and government regulators, as well as members of the investment community and the media. There is a risk that negative information about our company, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time-consuming to repair, make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of our Globant brand name and could reduce investor confidence in us and result in a decline in the price of our common shares.

Our labor costs and the operating restrictions that apply to us could increase as a result of collective bargaining negotiations and changes in labor laws and regulations, and disputes resulting in work stoppages, strikes, or disruptions could adversely affect our business.

As of December 31, 2020, 5.85% of our Globers are covered by collective bargaining agreements, including all Globers from our Brazilian, French and Spanish subsidiaries, as well as some Globers from our Argentinean subsidiaries. For complete details of the covered employees see "Directors, Senior Management and Employees — Employees". There can be no assurance that our non-unionized employees will not become members of a union or become covered by a collective bargaining agreement, including through an acquisition of a business whose employees are subject to such an agreement.

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

A substantial portion of our clients are concentrated in the following industries: media and entertainment; banking, financial services and insurance; travel and hospitality; technology and telecommunications; consumer retail and manufacturing; healthcare and professional services. Such industries, in the aggregate, constituted 99.2%, 97.1% and 97.8% of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase technology services or to move such services in-house.

A downturn in any of these or our targeted industries, or a slowdown or reversal of the trend to spend on technology services in any of these industries could result in a decrease in the demand for our services and materially adversely affect our revenues, financial condition and results of operations. For example, a worsening of economic conditions in the media and entertainment industry and significant consolidation in such industry may reduce the demand for our services and negatively affect our revenues and profitability.

Other developments in the industries in which we operate may also lead to a decline in the demand for our services, and we may not be able to successfully anticipate and prepare for any such changes. For example, consolidation in any of these industries or acquisitions, particularly involving our clients, may adversely affect our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients in these key industries to lower our prices, which could adversely affect our revenues, results of operations and financial condition.

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

Under our client contracts, our liability for breach of our obligations is, in some cases, limited pursuant to the terms of the contract. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

We may face losses or reputational damage if our software solutions turn out to contain undetected software defects.

A significant amount of our business involves developing software solutions for our clients as part of our provision of technology services. We are required to make certain representations and warranties to our clients regarding the quality and functionality of our software. Any undetected software defects could result in liability to our clients under certain contracts as well as losses resulting from any litigation initiated by clients due to any losses sustained as a result of the defects. Any such liability or losses could have an adverse effect on our financial condition as well as on our reputation with our clients and in the technology services market generally.

Our client relationships, revenues, results of operations and financial condition may be adversely affected if we experience disruptions in our Internet infrastructure, telecommunications or IT systems.

Disruptions in telecommunications, system failures, Internet infrastructure or computer virus attacks could damage our reputation and harm our ability to deliver services to our clients, which could result in client dissatisfaction and a loss of business, and related reduction of our revenues. We may not be able to consistently maintain active voice and data communications between our various global operations and with our clients due to disruptions in telecommunication networks and power supply, system failures or computer virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance and our ability to complete projects on time. Such failure to perform on client contracts could have a material adverse effect on our business, results of operations and financial condition.

If our computer systems or data, or our service providers’ systems or data, are subject to security incidents or breaches, or if any of our employees misuses or misappropriates data, it may disrupt our operations, and we may face reputational damage, lose clients and revenues, or incur losses.

Our business is heavily dependent on the security of our IT networks and those of our clients, as well as our third-party providers. We have access to, and we collect, transmit and store data, including confidential client and client customer data, intellectual property, and personal data. Despite our efforts, threats to network and data security are increasingly diverse and sophisticated, and have increased in number. Internal or external attacks on our IT servers and networks, or those of our third party processors, providers or clients, are vulnerable to cybersecurity risks, including viruses and worms, phishing attacks, ransomware attacks, denial-of-service attacks, physical or electronic break-ins, third party or employee theft or misuse, and similar disruptions, which could disrupt the normal operations of our engagements and impede our ability to provide critical services to our clients, thereby subjecting us to liability under our contracts and applicable data protection laws. Our business involves the collection, use, storage and transmission of confidential information and personal data about our employees, vendors, clients and client customers. While we take measures designed to protect the security of, and unauthorized access to, our systems and data, and the privacy of confidential information and personal data, our security controls over our systems and the systems of our processors, vendors and clients with which we operate and rely upon, as well as any other security practices we follow, may not prevent the improper access to or the unauthorized acquisition, use or disclosure of data, including confidential information, personal data, intellectual property and proprietary information. We do not control the operations or facilities of our service providers that collect, store, and process data on our behalf. If any of our service providers that process data on our behalf is subject to a security incident, we may not initially be aware of it, and we may not be able to control the investigation into the incident. In addition, we may be required to notify our clients if one of our service providers is subject to a security incident that affects our clients’ data, and it may disrupt our operations and impede our ability to provide our services. Many of our client contracts do not limit our potential liability for breaches of confidentiality. If any person, including any of our Globers or former Globers, penetrates our network security or misappropriates data or code that belongs to us, our clients, or our clients' customers, we could be subject to significant liability from our clients or from our clients' customers for breaching contractual confidentiality provisions or violating privacy and/or data protection laws.

Unauthorized disclosure of confidential client and client customer data, intellectual property or personal data, whether through breach of our or others' computer systems, systems failure, loss or theft of confidential information or intellectual property belonging to our clients or our clients' customers, or otherwise, could damage our reputation, disrupt our operations, cause us to lose clients and revenues, and result in financial and other potential losses by us, as well as require us to expend significant resources to protect against further incidents and to rectify any problems caused by these events. In addition, we may not be able to obtain insurance coverage for, or full insurance coverage for, all such risks. Any unauthorized access, acquisition, disclosure or other loss of information could result in legal claims or proceedings, liability and damages under applicable laws, regulatory investigations or penalties, breach notification obligations, a requirement to provide credit monitoring services, breach of contract claims, significant fines, administrative sanctions, and could adversely affect our business, revenues, reputation, brand and competitive position.

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

Since we provide services to clients throughout the world, and we collect, store, process and use personal data, we are subject to laws and regulations related to security and privacy, in addition to other numerous, and sometimes conflicting, legal requirements. Compliance with complex international and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These numerous, and sometimes conflicting laws, and regulations include, among others, import/export controls, content requirements, trade restrictions, tariffs, taxation, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act, whistle blowing, internal control and disclosure rules, data protection and privacy requirements. Our real or perceived failure to comply with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact on our brand and reputation. In addition, our failure to comply with these regulations in the context of our obligations to our clients could also result in liability for monetary damages, unfavorable publicity and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights.

In addition, because we operate from a number of cities in Latin America, North America, Europe and Asia, we are also subject to risks relating to compliance with a variety of national and local labor laws including, employee health safety and wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former Globers, individually or as part of class actions, including claims of wrongful termination, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees' former employment agreements with such third parties. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to prevent unauthorized use of our intellectual property and our intellectual property rights may not be adequate to protect our business, competitive position, results of operations and financial condition.

Our success depends in part on certain methodologies, practices, tools and technical expertise our company utilizes in designing, developing, implementing and maintaining applications and other proprietary intellectual capital. In order to protect our rights in this intellectual capital, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, patent, copyright and trademark laws. We also generally enter into confidentiality agreements with our employees, consultants, clients and potential clients and limit access to and the distribution of our proprietary information.

We hold several trademarks and intend to submit additional U.S. federal and foreign trademark applications for developments relating to additional service offerings in the future. We cannot assure you that we will be successful in maintaining existing or obtaining future, intellectual property rights or registrations. There can be no assurance that the current or future laws, rules, regulations and treaties of the countries in which we operate or the contractual and other protective measures we take are adequate to protect us from misappropriation or unauthorized use of our intellectual capital, or that such laws, rules, regulations and treaties will not change.

We cannot assure you that we will be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights, or that any such steps will be successful. We cannot assure you that we have taken all necessary steps to enforce our intellectual property rights in every jurisdiction in which we operate and we cannot assure you that the intellectual property laws of any jurisdiction in which we operate are adequate to protect our interest or that any favorable judgment obtained by us with respect thereto will be enforced in the courts. Misappropriation by third parties of, or other failure to protect, our intellectual property, including the costs of enforcing our intellectual property rights, could have a material adverse effect on our business, competitive position, results of operations and financial condition.

If we incur any liability for a violation of the intellectual property rights of others, our reputation, business, financial condition and prospects may be adversely affected.

Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing on the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. In such cases, litigation may be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. However, given that litigation could be costly and time consuming and could divert the attention of management and key personnel from our business operations, we may elect to settle these claims from time to time.

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

Further, our current and former Globers could challenge our exclusive rights to the software they have developed in the course of their employment. In certain countries in which we operate, an employer is deemed to own the copyright work created by its employees during the course, and within the scope, of their employment, but the employer may be required to satisfy additional legal requirements in order to make further use and dispose of such works. While we believe that we have complied with all such requirements, and have fulfilled all requirements necessary to acquire all rights in software developed by our independent contractors, these requirements are often ambiguously defined and enforced. As a result, we cannot assure you that we would be successful in defending against any claim by our current or former Globers or independent contractors that challenges our exclusive rights over the use and transfer of works those Globers or independent contractors created or requests additional compensation for such works.

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

Revenue recognition from our fixed-price contracts involves estimations regarding the period in which our services are performed and the costs of those services are incurred, which may cause our margins to fluctuate.

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

Currently, we benefit from promotion regimes and tax benefits in Uruguay, India, Belarus and Argentina, although, in the case of Argentina, the effectiveness of the promotion regime is subject to additional regulation by the Subsecretary of Knowledge Economy (Subsecretaria de Economía del Conocimiento). For detailed explanations and further discussion, see "Business Overview  — Government Support and Incentives". If these tax incentives in Argentina, Uruguay, India and Belarus are changed, terminated, not extended or made unavailable, or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our financial condition and results of operations. See "Operating and Financial Review and Prospects — Operating Results — Certain Income Statement Line Items — Income Tax Expense".

If we are faced with immigration or work permit restrictions in any country where we currently have personnel onsite at a client location or would like to expand our delivery footprint, then our business, results of operations and financial condition may be adversely affected.

A key part of our strategy is to expand our delivery footprint, including through an increase in the number of employees that we deploy onsite and near client locations. Therefore, we must comply with the immigration, work permit and visa laws and regulations of the countries in which we operate or plan to operate. Our future inability to obtain or renew sufficient work permits and/or visas due to the impact of these regulations, including any changes to immigration, work permit and visa regulations in jurisdictions such as the United States and Europe, could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to maintain favorable pricing terms with current or new suppliers, our results of operations would be adversely affected.

We rely, to a limited extent, on suppliers of goods and services. In some cases, we have contracts with such parties guaranteeing us favorable pricing terms. We cannot guarantee our ability to maintain such pricing terms beyond the date that pricing terms are fixed pursuant to a written agreement. Furthermore, should economic circumstances change, such that suppliers find it beneficial to change or attempt to renegotiate such pricing terms in their favor, we cannot assure you that we would be able to withstand an increase or achieve a favorable outcome in any such negotiation. Any change in our pricing terms would increase our costs and expenses, which would have an adverse effect on our results of operations.

If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, results of operations and financial condition may be adversely affected.

We provide technology services that are integral to our clients' businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims upon us for those damages. Although we believe that we have adequate procedures in place to protect against defaults in the provisions of services, errors and omissions may occur. We currently carry errors and omissions liability coverage for all of the services we provide. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason including, but not limited to our failure to provide insurance carrier-required documentation or our failure to follow insurance carrier-required claim settlement procedures, there could be a material adverse effect on our business, results of operations and financial condition.

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

We have expanded, and may continue to expand, our operations through strategically targeted acquisitions focused on deepening our relationships with key clients, extending our technological capacities including services over platforms, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America. We completed two acquisitions in 2008, one in 2011, two in 2012, one in 2013, one in 2014, two in 2015, three in 2016, two in 2017, one in 2018, three in 2019 and four in 2020. Financing of any future acquisition could require the incurrence of indebtedness, the issuance of equity or a combination of both. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or legal liabilities and amortization of acquired intangible assets. In addition, any client satisfaction or performance problems within an acquired business could have a material adverse impact on our company's corporate reputation and brand. We cannot assure you that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected to the extent we enter into agreements with clients containing non-competition clauses.

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

On February 6, 2020, Globant, LLC, our U.S. subsidiary (the "Borrower"), entered into a Second Amended and Restated Credit Agreement (the “Second A&R Credit Agreement”), by and among certain financial institutions listed therein, as lenders, and HSBC Bank USA, National Association, as administrative agent, issuing bank and swingline lender. Under the Second A&R Credit Agreement, the Borrower may borrow (i) up to $100 million in up to four borrowings on or prior to August 6, 2021 under a delayed-draw term loan facility and (ii) up to $250 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million. The maturity date of each of the facilities is February 5, 2025. Pursuant to the terms of the Second A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to either (i) LIBOR plus 1.50%, or (ii) LIBOR plus 1.75%, determined based on the Borrower’s Maximum Total Leverage Ratio (as defined in the Second A&R Credit Agreement). The Borrower’s obligations under the Second A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The Second A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders. As of December 31, 2020, $25.0 million was outstanding under the Second A&R Credit Agreement.

Indebtedness under our credit facilities bear interest based on LIBOR, which may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences.

The U.K. Financial Conduct Authority, which regulates LIBOR, has announced in 2017 that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and as a result, methods of calculating LIBOR are evolving. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on our current or future indebtedness may be adversely affected or we may need to renegotiate the terms of our credits agreements to replace LIBOR with the new standard that is established, if any, or to otherwise agree with the trustees or agents under such facilities or instruments on a new means of calculating interest. As of the date of this annual report we cannot reasonably estimate the expected impact on our business of the discontinuation of LIBOR.

Risks Related to Operating in Latin America.

Our two largest delivery centers are based in Colombia and Argentina, and we have subsidiaries in other countries of Latin America, such as Uruguay, Chile, Peru, Mexico and Brazil. There are significant risks to operating in those countries that should be carefully considered before making an investment decision.

Latin America

Latin America has experienced adverse economic conditions that may impact our business, financial condition and results of operations.

Our business is dependent, in part, upon the economic conditions prevalent in Argentina and Colombia as well as the other Latin American countries in which we operate. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. As a consequence of adverse economic conditions in global markets and diminishing commodity prices, the economic growth rates of the economies of many Latin American countries have slowed and some have entered mild recessions. Adverse economic conditions in any of these countries could have a material adverse effect on our business, margins, financial condition and results of operations.

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

Historically, governments in Latin America have frequently intervened in the economies of their respective countries and have occasionally made significant changes in policy and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among others, price controls, currency devaluations, capital controls and tariffs. Our business, financial condition, results of operations and prospects may be adversely affected by:

•changes in government policies or regulations, including such factors as exchange rates and exchange control policies;
•inflation rates;
•interest rates;
•tariff and inflation control policies;
•price control policies;
•liquidity of domestic capital and lending markets;
•electricity rationing;
•tax policies, royalty and tax increases and retroactive tax claims; and
•other political, diplomatic, social and economic developments in or affecting the countries where we operate.

Inflation, and government measures to curb inflation in Latin America, may adversely affect the economies in the countries where we operate in Latin America, our business and results of operations.

Some of the countries in which we operate in Latin America have experienced, or are currently experiencing, high rates of inflation. Although inflation rates in some of these countries (other than Argentina, as further explained in the Risk Factor "Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina") have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Measures to combat inflation and public speculation about possible additional actions have also contributed significantly to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our clients, which could adversely affect our operating margins and operating income.

Our business, results of operations, financial condition, costs and operating margins may be adversely affected by fluctuations in currency exchange rates (most notably between the U.S. dollar and the Argentine peso).

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

In addition, our results of operations, financial condition, costs and operating margins are particularly sensitive to changes in the Argentine peso, Uruguayan peso, Mexican peso and Colombian peso/U.S. dollar exchange rates because a significant part of our operations are conducted in these countries where our costs are incurred, for the most-part, in Argentine pesos, Uruguayan pesos, Mexican pesos and Colombian pesos, while the substantial portion of our revenues generated outside of these countries are in U.S. dollars. Consequently, appreciation of the U.S. dollar relative to the Argentine peso, Uruguayan peso, Mexican peso and Colombian peso, to the extent not offset by inflation in these countries, could result in favorable variations in our operating margins and, conversely, depreciation of the U.S. dollar relative to the Argentine peso, Uruguayan peso, Mexican peso and Colombian peso could impact our operating margins negatively.

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

The increasing level of inflation in Argentina has generated pressure for further depreciation of the Argentine peso. The Argentine peso depreciated against the U.S. dollar by 52.1% in 2015, 21.9% in 2016, 18.4% in 2017, 102.2% in 2018 59.02% in 2019 and 40.49% in 2020, based on the official exchange rates published by the Argentine Central Bank. In an effort to control the increasing depreciation of the Argentine peso, the Argentine government reinstated rigid restrictions and foreign exchange controls, which, among other things, significantly curtailed access to the official foreign exchange market (the "FX Market") by individuals and entities (see "Information of the Company - Business Overview — Regulatory Overview — Foreign Exchange Controls — Argentina."). As a consequence of these restrictions, which were reinstated on September 1, 2019, the Argentine peso depreciated against the U.S. dollar by 40.49% in the FX market during 2020. According to an unofficial U.S. dollar trading market, which developed after the reinstatement of the aforementioned restrictions, the Argentine peso/U.S. dollar exchange rate was significantly higher than the official rate in the FX Market. We cannot predict future fluctuations in the Argentine peso/U.S. dollar exchange rate or further foreign exchange restrictions.

Our business is dependent to a certain extent on maintaining our labor and other costs competitive with those of companies located in other regions around the world from which technology and IT services may be purchased by clients in the United States and Europe. We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the years ended December 31, 2020, 2019 and 2018 our Argentine, Colombian, Chilean, Indian and Uruguayan operating subsidiaries entered into foreign exchange contracts for the purpose of hedging the risk of exposure to fluctuations in the Argentine peso, Colombian peso, Chilean peso, Indian rupee and Uruguayan peso against the U.S. dollar. If we do not hedge such exposure or we do not do so effectively, an appreciation of the Argentine peso, Colombian peso, Chilean peso, Indian rupee or the Uruguayan peso against the U.S. dollar may raise our costs, which would increase the prices of our services to our customers, which, in turn, could adversely affect our business, financial condition and results of operations.

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

The Argentine government has recently and frequently intervened in the Argentine economy, including through the implementation of expropriation policies and nationalizations.

For example, Decree No. 34/2019, which was issued on December 13, 2019, doubled the statutory severance amounts payable to employees hired before December 13, 2019 and terminated between December 13, 2019 and January 25, 2021. After several extensions, on January 22, 2021, the Argentine government issued Decree No. 39/2021, which further extended the obligation to pay double severance amounts for employee terminations until December 31, 2021, but limited the amount of such severance payments to 500,000 Argentine pesos. In addition, Decree No. 39/2021 further extended the prohibition on terminations without cause, terminations based on the lack or reduction of work, and suspensions for force majeure events until April 25, 2021. Pursuant to Decree No. 14/2020, which was issued on January 3, 2020, the Argentine government approved a mandatory salary increase of 3,000 Argentine pesos in January 2020 and an additional 1,000 Argentine pesos in February 2020 for the private sector employees. In February 2020, the Argentine Congress enacted the Products Display Law No. 27,545 (ley de góndolas) regulating the offer and display of products in supermarkets. Through Decree No. 690/2020, which was adopted on August 22, 2020, the Argentine government designated information and telecommunications services as essential public services and froze tariffs on such service providers until December 31, 2020. Effective January 1, 2021, the National Telecommunications Agency approved the rendering of universal basic mandatory services for fixed and mobile telephone services and internet services and fixed a maximum fee increase of 5% on the telecommunications services for January 2021. The National Telecommunication Agency further approved an additional maximum fee increase of 7.5% for February 2021, and 2.5% for March 2021, for mobile telephone services only.

Since September 1, 2019, the Argentine Executive Power reinstated strong exchange controls and restrictions limiting the access to the FX Market for purchases and transfers outside Argentina of foreign currency. See “Argentine exchange controls and restrictions have been reinstated in Argentina limiting the access to the FX Market and impairing the availability of foreign investments and international credit and access to capital markets, which could have a material adverse effect on our financial condition and business.”

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

According to data published by the Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”), the Customer Price Index ("CPI") increased by 11.9% as of October 2015 (for the first nine months of year 2015). In November 2015, the INDEC suspended the publication of the CPI. According to the publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and 31.4% in 2016. According to the publicly available information based on data from the City of Buenos Aires, the CPI grew by 29.6% in 2015 and 41.0% in 2016. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based on these reforms, in June 2016 the INDEC resumed its publication of the CPI. According to the INDEC, the CPI between May and December 2016 was 16.9% and in the year 2017 was 24.8%.

Several factors, including but not limited to the raising of the interest rate by the U.S. Federal Reserve and the inability of the Argentine government to perform structural changes and reduce the fiscal deficit, provoked a sharp depreciation of 102.16% of the Argentina Peso during 2018, 59.02% during 2019 and 40.49% during 2020, that fostered inflation. According to the INDEC, the CPI was 47.6% in 2018, 53.8% in 2019 and 36.1% in 2020.

Uncertainty surrounding future inflation rates may have an adverse impact for Argentina in the long-term credit market. The former administration (2015-2019) adopted a series of measures to try to control the foreign exchange rate and inflation, including the execution of a financing agreement with the International Monetary Fund (“IMF”) for US$57.1 billion, and the Argentine Central Bank defined foreign exchange intervention and non-intervention zones for the U.S. dollar exchange rate and increased the Argentine pesos interest rates. In addition, the former administration adopted an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets. The Argentine Central Bank increased stabilization efforts to reduce excess monetary imbalances, raised Argentine pesos interest rates to offset inflationary pressure and adopted a policy of zero currency issuance. Also, on April 17, 2019, the former administration announced a series of additional economic measures to control inflation, including the freezing of prices of 60 basic products for at least six months and the commitment to avoid new tariff increases above those already announced. However, those and other measures adopted by the former administration and the Argentine Central Bank caused a deepening recession (the Gross Domestic Product (“GDP”) decreased by 6.2% in 2018 and 1.7% in 2019), increasing unemployment and medium and small companies' failures, while high inflation and foreign exchange instability continued. Since September 2019, the official foreign exchange rate remained relatively stable. Additionally, since the presidential election in October 2019, the current administration has adopted few additional measures to control inflation, other than an agreement with the United Association of Supermarkets in January 2020, to control the prices of 336 basic products. This agreement was extended in January 2021 and expanded to include an additional 260 new products. The current administration has also enacted the Products Display Law No. 27,545, which regulates the offer and display of products in supermarkets.

Inflation rates could continue escalating, and there is uncertainty regarding the effects of the measures taken, or that may be taken, by the Argentine government to control inflation could have in the medium term. If inflation remains high or continues to increase, Argentina's economy may be negatively impacted and our results of operations could be materially affected.

In the past, the credibility of several Argentine economic indexes has been called into question.
The intervention of the Argentine government in the INDEC in 2007, the change in the way the inflation index was measured and the imposition of fines by the then-current administration on private consultants reporting inflation rates higher than the INDEC’s resulted in a decrease in the confidence in Argentina's economic statistics.
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
However, during December 2015 and January 2016, the administration at the time declared the national statistical system and the INDEC to be in a state of administrative emergency through December 31, 2016. Accordingly, the new head of the INDEC announced the temporary suspension of the publication of official data of prices, poverty, unemployment and gross domestic product ("GDP") until the completion of a full review of INDEC's policies. Shortly thereafter, the INDEC released an alternative CPI index based on data from the City of Buenos Aires and the Province of San Luis. The INDEC resumed its publication of the CPI in June 2016, after implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of those reforms. As a consequence of these reforms, on November 9, 2016, the IMF lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement with the IMF. Still, uncertainty remains as to whether official data and measurement procedures sufficiently reflect inflation in the country, and what effect these reforms will have on the Argentine economy. In March 2018, the Argentine government announced a draft bill to provide INDEC with total autonomy and to transform it into an entity that will facilitate greater statistical independence of the main macroeconomic indicators, which as of the date of this annual report has not yet been enacted.
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
During recent years, the Argentine government and provinces have defaulted in the payment of their debt, which has limited their access, as well as that of private companies, to the international financial markets, or it has substantially increased their financing costs.

After Argentina’s 2001 sovereign default, Argentina restructured approximately 91% of its defaulted foreign currency eligible debt pursuant to exchange offers in 2005 and 2010. Bondholders that declined to participate in those exchange offers, filed lawsuits against Argentina in several countries, including the United States. In March 2016, the Argentine government reached settlement agreements with holders of a significant portion of the defaulted bonds and repaid the majority of the holdout creditors with the proceeds from a US$16.5 billion international bond offering. Although the size of the claims involved decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer have continued in several jurisdictions.

According to a report issued by the Secretary of Finance of Argentina, in December 2019, Argentina’s foreign debt amounted to US$323.1 billion, which represented 89.5% of Argentina’s gross domestic product (“GDP”). Under the terms of the Argentine government’s existing debt instruments, approximately US$69.7 billion of sovereign debt in foreign currency and Argentine pesos matured in 2020.

In January 2020, a New York district court dismissed a $84 million lawsuit filed by Aurelius Capital against Argentina related to the alleged payment shortfall under Argentina’s GDP-linked bonds issued in 2013, while additional claims were pending in New York and London in respect of the same bonds. However, in March 2020, Aurelius Capital filed two new claims in New York for $252 million alleging that the Republic of Argentina breached the terms and conditions of the GDP-linked bonds.

On February 12, 2020, the Argentine congress enacted Law No. 27,544 for the Restoration of the Sustainability of the Public Debt issued under Foreign Law, authorizing the Ministry of Economy to restructure the Argentine government’s public debt.

On February 13, 2020, US$1.6 billion of dual currency bonds issued by Argentina’s government matured. After the failure of several exchange offers, pursuant to Decree No. 141/2020, the Argentine government postponed the payment of principal and suspended the accrual of interest under the dual currency bonds until September 30, 2020.

On March 9, 2020, the Argentine government issued Decree No. 250/2020, which authorized negotiations for the restructuring of US$68.85 billion in foreign currency and law governed sovereign bonds. On April 21, 2020, the Argentine government launched an exchange offer with respect to all eligible foreign currency and law-governed sovereign bonds, which included a reduction of the principal amount of certain series of the eligible bonds, an interest payment grace period until November 2022, and coupons between 0.5% and 0.6% between November 2022 and November 2023 or 2025, depending on the series of the new bonds, and increasing to between 1.0% and 4.875% from those dates until final maturity depending on the series of the new bonds.

On April 22, 2020, approximately US$500 million in coupon payments under the eligible foreign bonds BIRAD/USD 6.875% due 2021, BIRAD/USD 7.5% due 2026 and BIRAD/USD 7,625% due 2046 became due, subject to a cure period through May 22, 2020. When the exchange offer was originally set to expire on May 8, 2020, the Argentine government’s initial offer received a very low level of acceptance, resulting in the government extending the deadline of the exchange offer until May 22, 2020. After several extensions and the improvement of the initial offer, at the expiration of the last extension of the invitation term on August 28, 2020, the Argentine government obtained consents to exchange and/or restructure 99.01% of the aggregate principal amount of all series of the approximately US$64.8 billion eligible bonds.

In June 2018, the IMF approved a financial support plan for Argentina in the form of a stand-by arrangement for US$50 billion, which was increased to US$57.1 billion in September 2018. As of the date of this annual report, the IMF disbursed an aggregate of US$44.70 billion under the stand-by arrangement. The Argentine government is currently negotiating an extension with the IMF for payments under the stand-by arrangement that mature in 2021 and 2022.

In addition, in May 2020, the Province of Buenos Aires, the largest province in Argentina, defaulted in the payment of its international sovereign bonds and has since sought to restructure its sovereign bonds through an exchange offer. After several extensions without success, the Province of Buenos Aires has recently extended again the expiration date of the exchange offer until February 26, 2021.

If the negotiations with the IMF fail or the Province of Buenos Aires or other provinces of Argentina fail to restructure their debt, the Argentine government defaults again in the payment of its sovereign debt or the measures adopted and to be adopted by the Argentine government to reduce the fiscal deficit, control inflation and stabilize the foreign exchange market are not effective, Argentina’s ability to obtain international or multilateral private financing or direct foreign investment may be limited. This may, in turn, impair its ability to implement reforms and public policies to foster economic growth, impair the ability of private sector entities to access international capital markets or make the terms of such financing much less favorable than those accessible by companies in other countries in the region. Additionally, it may accelerate the depreciation of the Argentine peso, foster inflation and deepen the economic crisis and recession.

Lack of access to international or domestic financial markets or increase in the costs of such financing could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or the results of our operations.

A continued decline in the global prices of Argentina's main commodity exports could have an adverse effect on Argentina's economic growth.
High commodity prices have contributed significantly to the increase in Argentine exports since 2002 as well as in governmental revenues from export taxes. However, relying on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in the prices of commodities. If international commodity prices decline, the Argentine economy could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Argentina's export revenues.
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

Since 2018, Argentina has been experiencing increasingly strong fluctuations in currency exchange rates, a substantial gap between the official exchange rates and the alternative exchange rates and high inflation.

In addition to the foregoing, measures attempting to control inflation adopted by the Argentine government caused a deepening recession (GDP decreased 6.2% in 2018 and 1.7% in 2019), increasing unemployment and medium and small companies’ failures. However, in 2020, the general macroeconomic conditions worsened as a result of the COVID-19 pandemic. According to INDEC, during the second quarter of 2020, GDP declined by 19.1% year over year (which represented one of the most significant declines of the GDP in Argentine history) with a peak of 16.2% in the second quarter compared to the first quarter of 2020. Further, during the third quarter of 2020, economic activity declined by 10.2% year over year. These conditions also led to an increase in poverty, which, according to INDEC, as of June 30, 2020 affected more than 40.9% of the population.

In an effort to contain the escalation of the currency exchange rate, the Argentine Central Bank has been selling its reserves of U.S. dollars, which has resulted in a decrease in the Argentine Central Bank's international reserves from US$65.7 billion as of December 31, 2018 to US$39.4 billion as of December 31, 2020.

In addition, the Argentine government financed all economic assistance related to the COVID-19 pandemic with a significant issuance of currency, which has contributed to inflation, demand for U.S. dollars and the devaluation of the Argentine peso.

The failure of the Argentine government to restructure its current debt with the IMF (see “Argentina's ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing outside of Argentina”) and to address the Argentine macroeconomic problems are worsening the economic conditions. In this regard, the country risk index published by J.P. Morgan as of February 22, 2021 reached a peak of 1504 basis points since the successful restructuring of the Argentine international sovereign bonds in August 2020.

If the Argentine government does not restructure its outstanding debt with the IMF and continues to fail to urgently address the necessary measures to improve the macroeconomic condition of the country, the current economic conditions may be worsened, eventually provoking a general economic collapse, which could have an adverse effect on our financial condition, results and costs of operations.

The Argentine government may order salary increases to be paid to employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. The Argentine government has increased the minimum salary multiple times, ranging from 3,600 Argentine pesos in January 2014 to 16,875 Argentine pesos in October 2019. Through Resolution No. 4/2020, issued on October 16, 2020, the Ministry of Work, Employment and Social Security approved an incremental increase of the minimum salary to 18,900 Argentine pesos commencing on October 1, 2020, 20,587.50 Argentine pesos commencing on December 1, 2020, and 21,600 Argentine pesos commencing on March 1, 2021.

The INDEC published data regarding the evolution of salaries in the private and public sectors, which reflects salary increases of approximately 26.7% and 25.26% in the private and public sectors, respectively, between January 2017 and December 2017; approximately 30.4% salary increases in both private and public sectors between January 2018 and December 2018; an increase of 43.8% in both private and public sectors between January 2019 and December 2019; and an increase of 26.2% between January 2020 and October 2020.

Due to high levels of inflation and full employment in the technology industry, we expect to raise salaries in line with the market. In addition, on November 12, 2018, the Argentine government issued a decree imposing the payment of an extraordinary non-remuneratory bonus of 5,000 Argentine pesos to all workers in the private sector, payable in two installments in December 2018 and February 2019. On September 25, 2019, the Argentine government issued a decree imposing another payment of an extraordinary non-remuneratory bonus of 5,000 Argentine pesos to all workers in the private sector. Pursuant to the Ley de Solidaridad Social y Reactivación Productiva No. 27,541 (the "Law on Social Solidarity and Productive Reactivation" or the "Social Solidarity Law"), the Argentine government may apply mandatory salary increases to private entities. Through Decree No. 14/2020 issued on January 3, 2020, the Argentine Executive Power approved a mandatory salary increase for private sector employees of 3,000 Argentine pesos in January 2020 and additional 1,000 Argentine pesos in February 2020.

In addition, on December 28, 2017, the Argentine Congress passed Argentine Law No. 27,426 granting employees the option to maintain their employment status until the age of 70, though males may choose to retire earlier, at the age of 65, and females may choose to retire earlier, at the age of 60.

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

Due to the foreign exchange crisis generated in August 2019 and the continued reduction of the Argentine Central Bank’s foreign currency reserves, since September 1, 2019, the Argentine government reimposed rigid exchange controls and transfer restrictions, substantially limiting the ability of legal entities to obtain foreign currency or make certain payments or distributions out of Argentina. See "Information of the Company - Business Overview — Regulatory Overview — Foreign Exchange Controls — Argentina".

In response to the re-imposed foreign exchange restrictions, an unofficial U.S. dollar trading market developed in which the Argentine peso-U.S. dollar exchange rate differed substantially from the official Argentine peso-U.S. dollar exchange rate. In addition, access to foreign currency and its transfer out of Argentina can also be obtained through capital markets transactions called Blue-Chip Swaps, subject to certain restrictions, which is significantly more expensive than acquiring foreign exchange through the FX Market.

In addition, on September 15, 2020, the Argentine Central Bank restricted the access to the Mercado Único y Libre de Cambios (MULC) for the payment of principal under foreign financial debt with third parties (other than with international or multilateral credit organizations) in excess of US$1,000,000 per month, in the aggregate, with maturities between October 15, 2020 and March 31, 2021 to an amount equal to up to 40% of the amount originally due; and provided that the remaining unpaid principal balance is refinanced through a new foreign financial debt with an average life of at least two years, with certain limited exceptions.

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

These measures and other additional measures that may be adopted in the future, could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could adversely affect our business and results of operations.

Blue-chip swap transactions increase our exposure to fluctuations in the value of the Argentine peso, which, in turn, could have an adverse effect on our operations and the market price of our common shares.

During the years ended December 31, 2020, 2019, 2015 and 2014, our Argentine subsidiaries used cash received from repayments of intercompany loans and capital contributions to acquire Argentine sovereign bonds, including Bonos del Gobierno Nacional en Dólares Estadounidenses ("BODEN") and Bonos Argentinos ("BONAR"), in the U.S. market denominated in U.S. dollars.

After acquiring these bonds and after holding them for a certain period of time, our Argentine subsidiaries sold those bonds in the Argentine market. The fair values of the bonds in the Argentine market (in Argentine pesos) during the years ended December 31, 2020, 2019, 2015 and 2014 were higher than their quoted prices in the U.S. market (in U.S dollars) converted at the official exchange rate prevailing in Argentina (which is the rate used to convert these transactions in foreign currency into our Argentine subsidiaries' functional currency). We recognized a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina where such bonds are sold in the Argentine market.

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

Since September 1, 2019 the Argentine government reimposed rigid exchange controls and transfer restrictions, substantially limiting the ability of legal entities to obtain foreign currency or make certain payments or distributions abroad. Among others, the foreign exchange restrictions require the prior authorization of the Argentine Central Bank for the access to the FX Market for purposes of acquiring foreign currency for portfolio purposes by legal entities and making dividend distributions (except in certain limited circumstances and amounts). See "Information on the Company - Business Overview - Foreign Exchange Controls - Argentina".

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

Additionally, the access to foreign currency and its transfer abroad can also be obtained through capital markets transactions called Blue-Chip Swaps, subject to certain restrictions, which, however are significantly more expensive than acquiring foreign exchange through the FX Market.

The domestic revenues of our Argentine subsidiaries (excluding intercompany revenues to other Globant subsidiaries, which are eliminated in consolidation) were $54.9 in 2020, $30.9 in 2019 and $23.8 million in 2018, representing 6.7%, 4.7% and 4.6% of our annual consolidated revenues, respectively.

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

Since September 1, 2019 the Argentine government reimposed the mandatory repatriation into Argentina and the conversion into Argentine pesos through the FX Market of the receivables for export services within 5 consecutive days computed from the date they are received. See "Information on the Company - Business Overview - Foreign Exchange Controls - Argentina".

The re-imposition of the repatriation of export services receivables and the additional restrictions imposed on the access to the FX Market could have a material adverse effect on our business, results of operations and financial condition. See “Foreign exchange restrictions have impaired our ability to receive dividends and distributions from our Argentine subsidiaries, receive the proceeds of any sale of our assets in Argentina and receive certain payments to us or other of our subsidiaries out of Argentina through the FX market.”

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

On December 23, 2019, the Argentine Government enacted Social Solidarity Law which declared a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and also delegated legislative powers to the National Executive Power, until December 31, 2020. According to the Social Solidarity Law, the corporate income and dividend tax rates for tax years commencing on or after January 1, 2020 through December 31, 2020 are 30% and 7%, respectively. In addition, it is expected that the Argentine Congress will soon discuss a draft bill to extend the corporate income tax and dividend tax rates of 30% and 7%, respectively, for fiscal period commencing as of January 1, 2021 until December 31, 2021. Consequently, if such extension is approved, the effectiveness of the 25% and 13% tax rates will be delayed until tax years commencing as of January 1, 2022.

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

The imposition of duties on export services could adversely affect our results of operations if we do not obtain and/or maintain registration under the Knowledge Economy promotional regime.

On December 4, 2018, Argentina approved the 2019 budget bill through Law 27,467, which amended the Customs Code to allow for duties to be applied to the exportation of services (and not only goods). In addition, the Argentine Executive Power was allowed to impose export duties of up to 30% until December 31, 2020. However, in case of services and goods that were not subject to export duties before September 2, 2018, the maximum rate is 12%. On January 2, 2019, the Argentine Executive Power issued Decree No. 1201/2018, which established an export duty on export of services at a rate of 12% with a maximum limit of Argentine pesos (ARS) 4 per each U.S. dollar of the amount arising from the invoice or equivalent document.

On December 28, 2019, Decree 99/2019 was published in the Official Gazette to extend the application of duties on export of services until December 31, 2021, with a rate of 5% without limit. The new rate is effective as of January 1, 2020.

A service is deemed “exported” when it is rendered in Argentina but is effectively used or exploited offshore. Such utilization or exploitation is effective upon the first utilization or act of disposal of the service by the recipient.

On May 22, 2019, the Argentine Congress enacted Law No. 27,506 ("Ley de Economía del Conocimiento"), which provides a promotional regime for knowledge-based economy entities. Ley de Economía del Conocimiento was recently modified by Law No. 27,570, which was published on October 26, 2020 ("Knowledge based Economy Law"). The Knowledge based Economy Law regime aims to promote digital, information and communication technologies and the highly skilled human capital that creates and advances those technologies.

The Knowledge based Economy Law took effect as from January 1, 2020 for the legal entities eligible under the Software Promotion Law No. 25,922 (the “Software Promotion Law”), and for other eligible entities since the publication of the Knowledge based Economy Law. In both cases, the Knowledge based Economy Law is effective until December 31, 2029. In order to receive the tax benefits provided under this new regime, potential beneficiaries must comply with certain conditions and obtain proper registration before the Registry of Beneficiaries of the Knowledge Based Economy Promotional Regime. In accordance with the Knowledge based Economy Law, entities adhered to the Software Promotion Law must file an application to join the new regime and comply with certain requirements. If such conditions are met, such entities’ registration under the new regime will be applied retroactively as from January 1, 2020.

Decree 1034/2020, which was published on December 21, 2020 and regulates the Knowledge based Economy Law, sets forth that duties on export services will be taxed at a 0% tax rate when such services are exported by entities registered under the Registry of Beneficiaries of the Knowledge Based Economy Promotional Regime. Additionally, Resolution 4/2021, published on January 14, 2021, establishes that this tax benefit will apply to services exported by beneficiaries of the regime since their registration in the relevant registry. However, for those entities that were registered under the Software Promotion Law, the registration under the Knowledge Based Economy Law will be granted as from January 1, 2020 and the 0% tax rate will be applicable for services exported from the date in which Decree 1034/2020 entered into force (December 22, 2020).

Even if the benefit is endorsed by the Decree and is applicable to the beneficiaries of the former regime, any delay or rejection to obtain the formal registration in the Registry of Beneficiaries of the Knowledge Based Economy Promotional Regime could potentially affect the results of our operations. In addition, beneficiaries must prove, every two years, that they meet certain requirements. Thus, if for any reason we were excluded from the Knowledge Based Economy Promotional Regime, the burden derived from the application of duties on export services could affect the results of our operations.

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

Despite efforts by the Colombian government, drug-related crime, guerrilla paramilitary activity and criminal bands continue to exist in Colombia, and allegations have surfaced regarding members of the Colombian congress and other government officials having ties to guerilla and paramilitary groups. Although the Colombian government and the National Liberation Army (“ELN”) have been in talks since February 2017 to end a five-decade war, the Colombian government has suspended the negotiations after a series of rebel attacks and, in 2019, a minority group of dissidents of the peace process with FARC announced their return to illegal activities. These dissidents could significantly destabilize those regions of Colombia historically vulnerable to these groups. Any possible escalation in the violence associated with this terrorist attack and/or these activities may have a negative impact on the Colombian economy. Our business or financial condition could be adversely affected by the rapidly changing economic or social conditions related to such circumstances, including the Colombian government's ability to implement the peace agreement with the FARC. Such changes could include the passing of legislation that could increase our tax burden and impact the overall Colombian economy.

Any further downgrade in the credit rating of Colombia could adversely affect the Colombian economy.

The outlook of Colombia’s credit rating was changed to negative by Standard & Poor’s Financial Services LLC (“S&P”) and Fitch Ratings (“Fitch”) in 2016 and by Moody’s Corporation (“Moody’s”) in February 2018. In December 2017, S&P downgraded the rating of Colombia’s long-term foreign currency sovereign credit ratings on Colombia from “BBB” to “BBB-.” Currently, Colombia’s long-term debt denominated in foreign currency is rated “Baa2” by Moody’s, “BBB-” by S&P and “BBB-” by Fitch. Any further downgrade of Colombia’s credit rating could adversely affect the Colombian economy and our results of operations. We cannot assure as to whether there will be further deterioration of the Colombian economy particularly due to the fiscal deficit and Colombia’s public debt. If the condition of the Colombian economy were to deteriorate, we would likely be adversely affected.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof could adversely affect our consolidated results.

Colombia underwent tax reforms in 2019, 2018, 2016 and 2014. In October 2019, the Colombian Constitutional Court held that the 2018 tax reform enacted by the Colombian Congress was unconstitutional because of procedural flaws in Congress’s approval process. The 2018 tax reform governed the 2019 taxable year but ceased as of January 1, 2020. Nonetheless, the tax rules introduced by the 2018 tax reform (and repealed by the Constitutional Court) were reinstated by Congress in a new 2019 tax reform.

The 2019 tax reform was published and approved on December 27, 2019 and was intended to replicate the provisions that were introduced by the 2018 tax reform, with some minor modifications. As a result, income tax withholding rates resulting from payments made to foreign entities remains at a general rate of 20%, except for foreign indebtedness exceeding one year, where the applicable income tax withholding remains at 15%. Dividends paid to foreign shareholders (individuals or corporations) paid out of profits that were subject to corporate income tax became subject to a withholding tax of 10% (resulting in an increase of 2.5% from 7.5% introduced by the 2018 tax reform) and dividends paid out of profits that were not subject to corporate income tax became subject to a withholding tax of 30% plus the foregoing 10%, which applies to the balance after the withholding is applied.

The 2019 tax reform introduced a new equity tax applicable to: (i) Colombian resident individuals (ii) non-resident individuals on their Colombian assets, (iii) non-distributed inheritance of non-residents and (iv) foreign non-resident entities owning assets in Colombia different from shares, account receivables and portfolio investments; whose net equity in Colombia as of January 1, 2020 is COP $5,000 million or higher. The equity tax would be triggered in January 1, 2021 at rate of 1%.

Currently, the Colombian Government is working on a new tax reform with the main purpose of covering all expenditures required for the mitigation of the COVID-19 pandemic in Colombia. Even though there is currently no public draft of this new tax reform, it is expected that such tax reform will be presented and approved in 2021 and become effective in 2022. Under the tax reform, the Colombian Government expects to increase the tax collection by an amount of approximately

COP 20 billion. Changes to the tax regulation applicable to free trade zones, high value pensions, and wealth taxes are expected under the reform. However, no measure has been yet confirmed nor initiated by the Colombian Government.

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

The market price of our common shares may be volatile and may be influenced by many factors, some of which are beyond our control, including:

•the failure of financial analysts to cover our common shares or changes in financial estimates by analysts;
•actual or anticipated variations in our operating results;
•changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the shares of our competitors;
•announcements by us or our competitors of significant contracts or acquisitions;
•future sales of our common shares; and
•investor perceptions of us and the industries in which we operate.

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

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•investors' perception of, and demand for, securities of technology services companies;
•conditions of the U.S. capital markets and other capital markets in which we may seek to raise funds;
•our future results of operations and financial condition;
•government regulation of foreign investment in the United States, Europe, and Latin America; and
•global economic, political and other conditions in jurisdictions in which we do business.

Concentration of ownership among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions or adversely affect the trading price of our common shares.

As of February 11, 2021, our directors and executive officers, entities affiliated with them and greater than 5% shareholders, beneficially own an aggregate of approximately 18.45% of our outstanding common shares, of which 0.81% represents common shares subject to options that currently are exercisable or will be exercisable within 60 days of February 11, 2021 as well as common shares issuable upon settlement of restricted stock units that have vested or will vest within 60 days of February 11, 2021. As a result, these shareholders may exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, and may have significant influence over our management and policies. This concentration of influence could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders. For example, our officers, directors and principal shareholders could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders.

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

If we are unable to conclude that we have effective internal control over financial reporting, our independent registered public accounting firm is unable to provide us with an unqualified report as required by Section 404, or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

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

We have not declared dividends in the past and do not anticipate paying any dividends on our common shares in the foreseeable future. In addition, both our articles of association and the Luxembourg law of August 10, 1915 on commercial companies, as amended (loi du 10 août 1915 sur les sociétés commerciales telle que modifiée) (the "Luxembourg Companies Law"), require a general meeting of shareholders to approve any dividend distribution except as set forth below.

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

Under Luxembourg Companies Law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, in accordance with Luxembourg law, our articles of association authorize our board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by Luxembourg law to the extent our board deems such suppression, waiver or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including a premium). This authorization is valid from the date of the extraordinary general meeting of shareholders, which was held on April 3, 2020, and ends on April 3, 2025, the fifth anniversary of the date of such meeting. In addition, a shareholder may not be able to exercise the shareholder's pre-emptive right on a timely basis or at all, unless the shareholder complies with Luxembourg Companies Law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

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

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment in civil or commercial matters obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject prior any enforcement in Luxembourg to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this annual report (which may change):

•the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;
•the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);
•the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts;
•the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;
•the U.S. court has acted in accordance with its own procedural laws;
•the judgment of the U.S. court does not contravene Luxembourg international public policy; and
•the U.S. court proceedings were not of a criminal or tax nature.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Globant is a Luxembourg société anonyme (a joint stock company). The company's legal name is "Globant S.A." We were founded in 2003 by Martín Migoya, our Chairman and Chief Executive Officer, Guibert Englebienne, our Chief Technology Officer, Martín Umaran, our Chief of Staff, and Nestor Nocetti, our Executive Vice President of Corporate Affairs. Our founders' vision was to create a global company that creates software products that emotionally connect our clients with millions of consumers, while also providing world-class opportunities for talent around the world.

Since we were founded in 2003, we have benefited from strong organic growth and have built a roster of world-class clients, many of which are at the forefront of emerging technologies. Over that same period, we have expanded our network of locations from one to 56, and we are now present in 16 different countries. In addition, we have garnered several awards and recognition from organizations such as Endeavor, the IDC MarketScape, Global Services, the International Association of Outsourcing Professionals, and Fast Company, and we have been the subject of business-school case studies on entrepreneurship at the Massachusetts Institute of Technology, Harvard University and Stanford University in conjunction with the World Economic Forum.

In 2009, we created our Studio Model. Each Studio represents deep pockets of expertise in the latest technologies and trends. We believe our Studio Model helps us foster creativity and innovation while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies. Each of the Studios have specific domain knowledge and deliver tailored solutions focused on specific technology challenges. Over the years, this model has incorporated new Studios to better reflect our ever-evolving industry and help our customers transform their organizations.

In July 2014, we closed the initial public offering of our common shares in the United States. Since then, we have closed four follow-on offerings in the United States, with the most recent offering occurring in June 2020.

During 2016, we introduced a new model to reshape our go-to-market strategy to scale our company, called 50 Squared. The main goal of this approach is to focus our team on the top 50 high potential accounts that have the capacity to grow exponentially over time. To do so, we appointed our most senior people from Sales, Technology and Operations to lead these teams and take our company to the next level. This account focus has become the most important pillar of our go-to-market strategy and every account within Globant now has the goal to become part of this program. After experiencing success with this strategy, we expanded 50 Squared to 100 Squared in 2020 as we continue to broaden our goals.

While our growth has primarily been organic, since 2008 we have made different complementary acquisitions. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers worldwide. In recent years, we acquired PointSource and Small Footprint Inc, with the purpose of expanding our capabilities in the United States, while opening our expansion into Eastern Europe with operations in Belarus and Romania. Also, with the acquisition of Avanxo (Bermuda) Limited ("Avanxo") and Belatrix Global Corporation S.A. ("Belatrix"), we extended our technology capabilities and also expand our presence in Brazil, Mexico, Colombia, Peru, Argentina, Spain and the United States. In 2020, we acquired Grupo Assa Worldwide S.A. ("Grupo Assa") to reinforce leadership in digital and cognitive transformation, and Spain-based BlueCap Management Consulting S.L. ("BlueCap"), to expand our footprint in the EMEA region and strengthen consulting services in the financial and investment sector. These acquisitions and their customer portfolio reinforce our 100-Squared approach by delivering strategic digital transformation to some of the largest organizations worldwide. For a further description of important corporate developments since January 1, 2018, see “Financial Statements —Note 25. Business Combinations.”

In 2019, we launched Be Kind, our long-term sustainability frame. Be Kind is not a program but is rather an essential part of our culture that we want to share with our stakeholders. We encourage everybody to be kind to their peers, to the planet and to humanity as a whole.

In 2020, we launched Augmented Coding, our cutting-edge AI powered tool for software development. It is a product that accelerates the software development process and improves the coding experience for developers by using AI as a code-understanding and code-suggestion source. As a result, the time-to-market for new products is shortened, improving team collaboration, performance and capacity.

In June 2020, Globant commissioned Forrester Consulting to explore how leaders are rethinking the future of work. As a result, Forrester published the report, titled "Thriving in the Future of Work Requires an Adaptive Workforce".

Additionally, we were recognized as a 2020 Worldwide Leader in CX Improvement by IDC MarketSpace. This recognition highlights Globant's work to drive a better experience for clients around the world.

Corporate Information

Our principal executive office is located at 37A Avenue J.F. Kennedy L-1855, Luxembourg, and our telephone number is + 352 20 30 15 96 . We maintain a website at http://www.globant.com. Our website and the information accessible through it are not incorporated into this annual report.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B. Business overview

Overview

Established less than 20 years ago by four friends in Argentina, we have evolved to become a leading technology service provider. Today we are a publicly-traded company, with our common shares listed on the NYSE under the ticker symbol "GLOB". We continue to maintain the entrepreneurial spirit of our founders throughout our business.

We were one of the first companies to deliver engineering, innovation and design at scale and we believe that professional services organizations must evolve with technological advances. We have had success facilitating digital transformations while many traditional IT outsourcing vendors and consulting companies have and continue to struggle.

We believe in making the world a better place one step at a time and understand that we can make a difference in the world as we focus on three key areas: our be kind initiative, our talent and culture, and, our services. These key areas have contributed to both our success and our clients’ success.

We take pride in our people, and consider them to be our greatest strength. We are committed to growing our community with an emphasis on diversity and inclusion. We have development centers in North America, Latin America, Europe and Asia, where we have established initiatives to promote and assist individuals who wish to join the IT industry. As of December 31, 2020, we had 16,251 Globers and 56 office locations across 37 cities in 16 countries, supported by six client management locations in the United States, and one client management location in each of the United Kingdom, France, Colombia, Uruguay, Argentina and Brazil.

Our clients seek a sustainable future. We work with them to understand where they are and where they want to be, utilizing a future centric approach. Furthermore, we guide our clients through the digital transformation process as they adapt their business models, technology, culture and more to become organizations that are augmented by technology and artificial intelligence. We create a way forward for them to become "Augmented Organizations".

Our principal operating subsidiaries are located in Argentina, Mexico, Colombia and India.

For the year ended December 31, 2020, 70.5% of our revenues were generated by clients in North America, 20.9% in Latin America and Others, 7.6% in Europe and 1.0% in Asia.

Our clients include leading global companies such as Walt Disney Parks and Resorts Online, which was among our top ten clients in the year ended December 31, 2020. Additionally, for the year ended December 31, 2020, 89.8% of our revenues came from existing clients who used our services in the prior year. We believe our success in building our client base in one of the most sophisticated and competitive markets for IT services demonstrates the strength of our value proposition, the quality of our execution and the value of our culture of innovation and entrepreneurial spirit.

The market opportunity

We are witnessing a transcendental time for technology. Significant technological advancements and societal shifts occurred during the past decade that have impacted businesses. As a result, organizations have a significant opportunity to expand into new areas of the market.

Technology is rapidly changing, particularly after a tumultuous 2020 that required many brands, businesses and organizations to adapt and utilize new technologies to keep up with consumer needs. Customer engagement has been one of the top strategic business objectives for organizations worldwide, and the need to evolve rapidly has never been more critical.

Technologies that support this new future-centric approach are meant to reinvent key aspects of the organization:

Per IDC, 65% of the global GDP will be digitalized by 2022, driving an estimated $6.8 trillion of direct digital transformation investment from 2020 to 2023.
•To thrive in a digital supremacy economy, 50% of enterprises will implement the organizational culture optimized for DX in 2025, based on customer centric and data driven, according to IDC.
•By 2025, per Gartner, 40% of physical experience-based businesses will improve financial results and outperform competitors by extending into paid virtual experiences.
•In their "Worldwide Digital Transformation 2021 Predictions", IDC states that by 2021, they predict at least 30% of organizations will accelerate innovation to support business and operating model reinvention, fast-tracking transformation programs to future proof their businesses.
•Gartner predicts that by the end of 2023, 40% of organizations will have applied anywhere operations to deliver optimized and blended virtual and physical customer and employee experiences.

Business Trends

In 2020, businesses experienced a high rate of change caused by various factors that were not generally predicable at the start of the year. Businesses were forced to frequently rearrange their plans. Many organizations responded to the adversity by focusing on innovative technologies and strategies. As business environments evolve, we expect to see companies react and implement decisions quickly.

•We expect a surge in new and transformative business models. The combination of telecommuting and rapid technology experimentation is expected to lead to an emergence of innovative products and services to meet people’s changing needs.
•Creating a high-performance work culture will require new skills and tools. The shift to telecommuting, resulting from the COVID-19 pandemic, is less likely to be temporary in nature. Long-term telecommuting will have a fundamental impact on how organizations create high performing work cultures. We expect businesses to create innovative techniques and strategies to maintain and improve their work cultures during the COVID-19 pandemic.
•Powerful, holistic experiences will differentiate successful and unsuccessful businesses. Customers continue to increase their expectations for products and services that they use and enjoy, setting the current bar higher for businesses to deliver engaging and frictionless experiences. Companies will need to reevaluate how to meet the demands of consumers.
•The rise of resilient, yet adaptive, organizations. Companies will increase investments in their core systems as they seek flexible, elastic, AI-augmented and data driven technologies. These investments in emerging technologies will enable large corporations to quickly adapt as market and business needs change.
•Businesses will shift to hyper-automation and adopt tools to dramatically accelerate software development. We are now seeing humanity make a significant shift in habits and behavior, caused by the COVID-19 pandemic. Companies are changing their strategies to adapt and recover profitability and efficiency. Technology is, and will continue to be, an essential part of every business plan.

You can read more about our 2021 predictions in our website: https://more.globant.com/predictions-2021

Tech Trends

Expectations have never been higher. Across the world, we are all adjusting to a new way of life, including an increasing reliance on technology. With that shift comes higher expectations of our digital experiences.

•Humanizing AI experiences. Artificial intelligence is already helping organizations to create new and better digital experiences and services for their customers. In 2021 and beyond, this won’t be enough. Leading organizations are moving past basic forms of AI and transitioning to “human-centered AI.”
•Extended reality offers new opportunities for connection. Extended reality or mixed reality experiences use both augmented (AR) and virtual (VR) reality. They complement the goal of providing natural experiences for customers by immersing them in a three-dimensional space to make experiences more realistic and engaging. In 2021, these types of experiences are more important than ever as customers balance the increasing demands of working and living in the midst of the global pandemic.

•Data-driven cultures create innovative experiences. The way in which organizations collect and use data continues to accelerate at a rapid pace. Forrester shared that already “85% of decision-makers prioritize the use of data insights, incorporating quantitative information into the decision-making process.” In 2021, this focus on data to make crucial decisions will continue, but we’ll also see an increase in the use of data in everything from helping organizations become more nimble and adaptive, to driving immersive, personalized experiences for customers.
•Prioritize cybersecurity throughout the entire experience process. The last year introduced the world to a completely new way of doing business, with companies pivoting to online operations, sometimes for the first time. This included the way their employees worked, but also the way they created exceptional experiences for their customers. As our reliance on connection by way of apps and digital experiences has increased, we are still figuring out how to harness the power of those devices and the data that passes through them. While we have evolved as a tech society, our cybersecurity culture remains comparatively quite immature.

Strategy

We seek to be a leading provider that leverages the latest technologies and methodologies in the digital and cognitive space to help organizations transform in every aspect. The key elements of our strategy for achieving this objective are, mainly, the following:

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

Attract, train and retain top quality talent

We place a high priority on recruiting, training, and retaining employees, which we believe is integral to our continued ability to meet the challenges of the most complex software development assignments. In doing so, we seek to decentralize our delivery centers by opening centers in locations that may not have developed IT services markets but can provide professionals with the caliber of technical training and experience that we seek. Globant offers highly attractive career opportunities to individuals who might otherwise have had to relocate to larger IT markets. We will continue to develop our scalable human capital platform by implementing resource planning and staffing systems and by attracting, training and developing high-quality professionals, strengthen our relationships with leading universities in different countries, and help universities better prepare graduates for work in our industry. We have agreements to teach, provide internships, and interact on various initiatives with several universities in Argentina, Colombia, Uruguay, Mexico, Brazil and India.

Selectively pursue strategic acquisitions

In building on our track record of successfully acquiring and integrating complementary companies, we will continue to selectively pursue strategic acquisition opportunities that deepen our relationships with key clients, extend our technology capabilities, broaden our service offerings and expand the geographic footprint of our delivery centers, including beyond Latin America, in order to enhance our ability to serve our clients.

Competitive Strengths

We believe the following strengths differentiate Globant and create the foundation for continued rapid growth in revenues and profitability:

Deep domain expertise in emerging technologies and related market trends

We have developed strong core competencies in emerging technologies and practices and we have a deep understanding of market trends. Our areas of expertise are organized in Studios, which we believe provide us with a strong competitive advantage and allow us to leverage prior experiences to deliver superior software solutions to clients.

Long-term relationships with blue chip clients

We have built a roster of blue chip clients such as Google, Electronic Arts, Southwest Airlines Co. and Walt Disney Parks and Resorts Online, many of which themselves are at the forefront of emerging technologies. In particular, we have been working with Disney and Electronic Arts for more than ten and twelve years, respectively. We believe that our success in developing these client relationships reflects the innovative and high value-added services that we provide along with our ability to positively impact our clients' business. Our relationships with these enterprises provide us with an opportunity to access large IT, research and development and marketing budgets. These relationships have driven our growth and have enabled us to engage with new clients.

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

Our be kind initiative

Our Sustainability Plan has evolved to our Be Kind initiative. We strive to make the world a better place by transforming organizations and people’s lives. We believe that our innovative approach to transforming organizations, strong performance, global talent, and unique culture are what allows us to dream bigger and believe that this purpose is feasible.

In our view, the achievement of professional excellence requires high ethical standards. We believe in conducting business in an ethical manner, always conscious that our achievements go hand-in-hand with the responsibility to improve our society.

Be Kind is not a program, it's a way of life. It's an essential part of our culture that we want to share with our stakeholders. Be Kind focuses on three key components: be kind to peers, be kind to humanity and be kind to the planet, all of which are deeply enrooted in Globant’s DNA. We consider it important that this message goes beyond our walls: we encourage our stakeholders join us to take a stand, and promote kindness.

Our Be Kind initiative focus on three main components:

1. Be kind to peers: Diversity and Inclusion are key to our business. We believe unlimited voices bring unlimited power and that diversity produces unique and creative ideas. Technology requires us to innovate constantly, and we can only achieve that if we can connect different points of view. We have developed a Learning Program that emphasizes gender equality, cultural diversity and inclusion and is aimed at making Globant a great work environment for all employees.

Some of the initiatives we are working on are:

•Be kind gender commitment: To improve gender equality in the technology industry, Globant aims to maintain no less than 50% women and non-binary gender in Management positions by 2025.
•Equal-employment opportunities: Globant strongly supports equal employment opportunities for all applicants regardless of race, color, religion, sex, gender identity, pregnancy, national origin, ancestry, citizenship, age, marital status, physical or mental disability, sexual orientation, genetic information, or any other characteristic.
•Women That Build: At Globant we are constantly looking for opportunities to empower women in the IT industry and in leadership positions. We support these efforts with our Women That Build campaign. This includes a series of internal and external initiatives that promote the inclusion and professional growth of women in our industry.
•Code your Future: Today, the technology industry generates millions of job opportunities, outpacing the rate at which the education system provides trained personnel. This generates not only an unprecedented opportunity but also a large training gap worldwide. At Globant, we aim to reduce this training gap via scholarship programs focused on our regions' young talent. 80% of the allocated scholarships are awarded to women.
•Inclusion programs: Globant supports inclusion programs to help people in a vulnerable situation by offering new opportunities. We combine several programs which include training, mentoring, inspirational workshops and scholarships to promote IT related studies. In doing so, we are promoting inclusion through education in technology, and the access to employment in a vibrant market of job opportunities.

2. Be kind to humanity: by working with our customers to create accessible software for everyone.

Our mission is to transform the world, one step at the time. We want to empower both people and organizations to evolve, and prepare for a digital, cognitive and sustainable future. We are aware that, through the technology we develop, we can connect with millions of consumers around the world. We want to help organizations to be kind to humanity through technology by uniting with our clients and embracing a common vision and overcoming ethical challenges and incorporating inclusive practices.

We are pioneering better ways of doing business empowered by technology, understanding the impact we generate, and solving the world’s biggest problems, including using Accessibility standards and taking into consideration Integrity and transparency in the use of AI.

Today's digital solutions need to provide equal access and equal opportunity to people with disabilities though compliance with accessibility standards. We help our customers to improve the quality of their digital products by removing barriers that prevent interactions, ensuring accessibility WCAG 2.0 AA Compliance, Section 508 and ADA.

To incorporate Artificial Intelligence in our practices, we must unite with the client and embrace a common vision of overcoming ethical challenges and social risks. Therefore, our AI Manifesto sets forth a set of principles that states what we believe in and encourage at Globant. Our goal is to define what we do and what we don’t do with AI.

We also actively promote the internal development of projects that have a potential social impact in our communities. Globant Labs is a space where we guarantee Globers can experiment and take into completion projects that will help society.

3. Be kind to the planet: by reducing and compensating the impact of our actions in the environment.

We promote a culture of environmental care. In our view, the best way to do this is to lead by example. We all need to commit to this cause, and understand the potential impact on future generations. Sustainability is an important principle we want to share with our Globers and stakeholders.

In 2019, Globant publicly expressed its goal to use renewable sources of energy for all its global operations in 2020. During 2020, our estimation of energy sources and use was developed according to the premises established by several reporting initiatives, including RE100, CDP and the GHG protocol. Specific research was performed by Facilities and Sustainability functions within the organization, obtaining an estimate which covers the 95% of energy use across the organization. Further, direct and indirect use of energy was appraised. By examining the geographic availability of renewable energy sources, the Company identified the relevant energy sources employing only certified sources based on REC, I-REC and GO certification to ensure compliance with the reporting criteria described above.

The finalization and execution of renewable energy contracts have been executed in January 2021, complying with the aim of supplying operations with 100% renewable electricity. Other direct energy sources (scope 1) were included in the estimation, resulting in a marginal increase in the overall energy used by the organization.

Renewable energy’s use is based mostly on photovoltaic, solar and wind technology, with complementary hydropower contracts in those jurisdictions where guarantees of origin were not available or economically feasible. In the latter case, water management practices were also reviewed to validate renewable energy sources’ efficiency and sustainability.

Our services

The Organization of the Future: Augmented Organizations

Companies are expected to have engaging experiences, stay up to date with the latest technologies and strive to be at the forefront of their respective industry. We believe that, in most cases, a limited digital presence is insufficient for success. The rate of technological change is rapid and exponential, and the need to evolve quickly has never been as evident.

While companies look to boost their consumer experiences, they also face the need to transform themselves internally. For many it becomes difficult to build a digitally-native culture from scratch or change the status quo of IT departments. It is hard to be successful using old practices to create innovative technology products. As Forrester points out: “Transformation starts with developing the right set of strategy choices and the ability to help shape digital thinking and a digital culture that supports continuous innovation. It is cemented through effective change management.”

We believe that technology alone is not enough to create solutions for a true digital and cognitive transformation. In order to be sustainable and successful, we believe that transformations need to impact every single dimension of an organization. With consumers and employees at the center of every strategy, our services seek to address every stage of the transformational process ensuring that we prepare our clients for the future.

Becoming an Augmented Organization is more than adopting a single technology. It is a fundamental shift in how a company operates. It requires a cultural change in many cases alongside complex technological and organizational changes. It means building an organization that knows how to use technology, culture and trends to unleash its own potential.

Augmented Organizations are empowered by artificial intelligence. They have an agile, digital culture, build world-class experiences, adapt quickly to new market realities and have technology at their core. Our future-centric approach is focused on enabling these companies for a sustainable growth path.

Our experience as a pure play in the digital and cognitive arena makes us an ideal partner to help organizations succeed. Our approach to building Augmented Organizations focuses on 6 core pillars:

1. Business Hacking

Business disruptors have taken over the innovation game. Now organizations have opportunities to thrive in new areas that were unthinkable before. But this requires a level of ingenuity and strength that can only be enabled by a fully transformative strategy.

We are focused on helping companies create and sustain business models that will enable a new era of growth and scalability for their respective organizations, making calculated business analyses and crafting actionable paths for a bold future.

Our Business Hacking pillar is all about creating a way forward to future success.

2. Culture and Agility

Culture management is as essential to success as creating a high performing culture has been proven to accelerate growth in modern organizations. Those who truly understand the power of their culture invest in it to keep it healthy and in constant evolution.

We help companies craft a culture suited for their goals. We support this new culture through a suite of products that enable organizations to visualize the flow of engagement in their teams, manage change, align efforts with business results and perform better in an environment of growth. They make the invisible aspects of culture both visible and actionable.

We believe that creating a culture that is adaptable and agile is a key to our clients success.

3. Engaging Experiences

We believe that the creation of engaging experiences is what differentiates a thriving company from its competitors. Bringing the user to the center, understanding user behavior and crafting a holistic experience empowered by technology makes businesses grow and scale.

We believe that in this highly competitive market, great experiences are a cornerstone of great businesses.

Our services bring the power of design, the insights of marketing and the strategy of an holistic approach to create experiences that bring the user closer to the brand. We design systems of services and products that can create a way forward for new and better business.

4. Adaptive Organizations

To create a new path to the future, businesses are rethinking and reinventing everything from their structure and processes to how they go to market.

Successful organizations are creating agile, yet resilient, digital-first cultures, using data to quickly make smart decisions that drive their businesses forward. We believe that employees enjoy and thrive in a fast-moving and constantly changing environment.

We optimize business processes and augment collaboration between employees. With technology at the core, we build adaptive organizations fit for an evolving world.

5. Technology & Data

We believe technology is at the core of most successful organizations. Creating a new path into the future means combining the power of new technologies and data to build state-of-the-art capabilities.

To deliver world-class experiences, we believe companies need to adopt technology skills to design, architect and then implement new digital products and services. We embrace the power of artificial intelligence and automation to enable organizations to become more efficient and effective. But, more importantly, we thrive by building technology environments that are future-fit and ready to quickly scale based on your business needs.

6. Augmented capabilities

Becoming an Augmented Organization enables a company to gain enhanced visibility into its processes, products and strategies. Every corner of your company can be rethought with a new approach, augmenting its capabilities with Artificial Intelligence, Data, Technology or new Engaging Experiences.

We can help companies leverage a set of accelerators that embrace technology unleashing the potential of their organizations.

Our Approach

Transforming an organization across each of the pillars is not something that is done simply through technology. Our approach focuses on looking at the company as a whole and crafting a path to transform it into an Augmented Organization. We deliver these services through our Accelerators, our unique Studios and our Agile Pods Methodology.

1. Our Accelerators

We’ve created a set of accelerators and disruptors that leverage Artificial Intelligence to reinvent key aspects of organizations, creating a way forward in unimaginable ways. These accelerators and disruptors harness the power of technology and artificial intelligence and a variety of emerging and leading technologies to take any company’s capabilities to the next level and contribute to the advancement of the technology industry.

•Augmented Coding: Simply put Augmented Coding revolutionizes coding by augmenting developers' capabilities with AI. Our patented AI-powered tool transforms how businesses develop software through strategic features that bring key benefits, such as simplifying code processes, increasing team efficiency, and enhancing team collaboration. Its Code Autocompletion feature uses deep learning to anticipate the code the developers are looking for by understanding the context in which it’s written, suggesting intelligent code completions, and allowing programmers to work faster, better, and with fewer errors.
•Navigate: Globant’s Navigate AI Decision Platform uses cutting-edge technologies to create a digital twin of your organization. By combining process mining, data science, and machine learning, Navigate enables companies to analyze the effectiveness of their organizations, measure throughputs, monitor lead times, and anticipate bottlenecks. These insights translate to streamlined decision-making and the ability to quickly solve business problems.
•MAIDA: Globant’s MAIDA AI platform brings innovation and the latest technologies to application management services (AMS). As a digital AMS platform, MAIDA takes traditional services to a new level of experience, with features including real-time KPIs and a virtual assistant to ensure continuous improvement.
•StarMeUp: StarMeUp is a transformative culture-building solution fueled by data. It promotes human bonding, increases connection and relationships among colleagues, encourages peer to peer recognition and shapes a company’s culture.
•FluentLab: FluentLab is a patented modular framework that enables businesses to create unique and powerful conversational experiences fueled by Artificial Intelligence.
•Acámica: Acámica is an online education platform used to accelerate the cultural transformation that some organizations require. It is an e-learning platform designed for global companies who want to run their own online and personalized academies by hosting massive open online courses. Acámica also provides private training modules, with a strong focus on user experience and social interactions.

2. Our Studios:

We believe that our Studio model is an effective way of organizing our company into smaller operating units, fostering creativity and innovation while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies. Each Studio represents deep pockets of expertise on the latest technologies and trends and delivers tailored solutions focused on specific challenges. Our Studio model fosters creativity and innovation while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies.

We believe that organizing the company around Studios is the most efficient way to make a difference for our clients. These Studios deliver the knowledge needed for the different kinds of projects, cross-pollinating insights from different industries to create disruptive ideas. Our expertise can better connect organizations with their consumers and employees, even when redefining an internal process. This approach is essential to help our customers challenge the status quo and transform their organizations.

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

The portfolio of services we provide through this Studio includes:

•Transformational programs - We strive to create sustainable transformations by focusing on those from behavior to technology, while positively impacting business metrics. Transformations needs to be tangible, measurable and sustainable in order to find new ways to optimize culture and business impact.
•ROI and Cost Efficiency - Visible impact metrics help to make a transformation tangible and sustainable. Organizations make decisions about how to invest efforts and energy to transform key aspects of their business impact based on these metrics.
•New Revenue Streams - We seek to identify new revenue streams for our clients by analyzing data and consumer behavior within the context of a sustainable transformational program. Creating business impact through collaboration, experimentation, knowledge sharing and human centricity enhances our solution.

Sustainable Business: Creating business legitimacy in the new green economy

For many companies, sustainability has been a harm avoidance practice. But we believe that climate change is fundamentally impacting people and organizations, putting at risk their legitimacy within public, private and civil society. This calls for a new approach.

To be prepared and maintain relevance in a new green economy, we believe companies need different rules, processes and expertise. We provide organizations and stakeholders with the tools and the know-how to build their climate roadmap in favor of just transitions and climate actions. The 2030 Agenda for Sustainable Development is a resolution adopted by the U.N. General Assembly in 2015 focused on advancing economic, social and environmental development. We support organizations that embrace a problem-solving approach based on the 2030 Agenda to achieve responsible business.

The portfolio of services we provide through this Studio includes:

•E-missions - We support businesses analyzing and then implementing solutions to reduce their emissions. Within our e-missions services, we offer technical expertise and digital tools to manage and reduce energy, carbon and resource footprints on a path to certifying carbon neutrality. In addition, we work to create fundamental organizational-wide changes, with technology at the core, to support enterprises and value-chains in their sustainable and zero-carbon transitions.
•Sustainability today - We foster cultural transformation and maturity through collaborative practices that honor sustainability, diversity, and inclusion. We provide targeted consulting and training for senior executives to explore how to drive their businesses forward in the new green economy. We share the business rationale that every organization in the world needs to understand and adapt to climate change. We provide organizational-wide training programs to promote the essential cultural change that needs to occur for businesses to achieve long-term success.
•Up with climate - We offer an analysis of climate material risks and opportunities. We diagnose and produce reports on environmental, social, and corporate governance (ESG), and climate due diligence.

Cultural Hacking: Powering cultural transformations

Our Product Acceleration Studio utilizes modern product management techniques to ensure products solve the right problems, meet user expectations, and achieve business value.

The portfolio of services we provide through the Studio includes:

•Organizational Design - We assist our clients in building organizations to fulfill their mission statements. We assign people to each area, create a people-centric mentality, design skill requirements, and build a change management plan that keeps businesses running while creating a new model.
•Leadership Mindset & Organizational Upskilling - We empower leaders and employees to reach their full potential through training, mentorship and coaching, along with other techniques to create the right mindset to manage changes and evolutions.
•Cultural Strategy - We define a cultural strategy that empowers people and accelerates business results. We discover and create a comprehensive roadmap to successfully deliver every stage of a transformation plan including a holistic view of business, data, processes, experiences and talent journey. We co-create the key aspects of our customers' culture including the purpose, values and competencies of the organization.
•Talent Journeys - We craft amazing experiences to lead people to organizations where there is great coherence between strategic goals, values, communication, competences, and the talent experience. We define specific journeys including onboarding, recruiting, staffing, innovation, diversity, leadership, and learning. We generate a direct impact on companies' employer branding.
•Change Management - We ensure the success and adoption of new technologies and business changes by actively focusing on managing change and creating bridges between the old and the new.

Agile Delivery: Aligning stakeholders and methodologies to meet business goals.

Crucial to their success, digital transformation programs require alignment from the strategic, tactic and support levels. As a backbone to these programs, leaders are expected to steer engagement, innovation, effectiveness and commitment from their teams while achieving predictability in terms of timeframe, budget and quality. We create sustainable operations designed to scale and guarantee the lowest cost of ownership.

The portfolio of services we provide through this Studio includes:

•Delivery Management - We deliver high value solutions by steering teams into a continuous improvement approach to product development. We set clear and common goals to achieve outstanding results within budgets, with scalable and sustainable operations.
•Agile Consultancy - We educate, mentor and enable organizations to capitalize on the principles and competencies found in paradigms such as Agile, Systems Thinking, Lean and others. We support their transition and journey until they reach a point of self-sustainability.
•Management Consulting - We provide consultancy in processes, quality and performance indicators and visibility for effective decision making processes. We also provide PMO Development services for high standard clients and design process to contribute to operational goals.

Product: Delivering best-in-class digital products

Our Product Studio utilizes modern product management techniques to ensure products solve the right problems, meet user expectations, and achieve business value.

The portfolio of services we provide through this Studio includes:

•Product Strategy - We focus on market research, business model definition to help companies identify customer acquisition strategies and products in order to close the gap between corporate strategy and identified problems. Product Managers help companies discover core user problems, define effective solutions, implement product development practices, establish product organizations, evolve product governance, and define go-to-market strategies.
•Product Management and Delivery - Fully engaged product owners who are able to collaborate with stakeholders, customers, and development teams to set vision, experience, and outcome objectives. Through iterative wins, we develop continuously focused product solutions that are driven by priority value.

Design: Designing relevant experiences

Our UX Design Studio focuses on delivering quality, design, strategy, and production to address worldwide digital challenges. Our designs are based on observations of consumer behavior and market trends. Our goal is to create concrete and relevant solutions that appeal to both users and businesses.

The portfolio of services we provide through this Studio includes:

•User Experience - By identifying verbal and non-verbal stumbling blocks, we refine and iterate to create an exceptional user experience. From user research and usability analysis to interactive design, we enhance interactions, information architecture, usability and persuasion. We help our clients inspire their communities, foster adoption and drive conversion results.
•Visual Design - We utilize an insightful and conceptual approach to create and execute designs. We develop visual elements of an interphase and implement a brand personality into the interaction design. We establish relationships with the users by creating emotional interfaces and brands based on deep analyses of end-users and market trends. In much the same way that a piece of art appeals to the human eye, we strive to visually and emotionally engage users.
•Service Design - Service design involves the activity of mapping, prototyping and planning cutting-edge product-service systems and how the actors should interact to bring those omni-relevant experiences to market. From strategic and operations management to business design, we apply a holistic approach to understand, create and orchestrate strategic scenarios, working in collaboration with multidisciplinary teams. Our service designers co-design with clients and customers translating research insights into actionable plans and viable opportunities for growth.
•Industrial Design - Modern style and design must go hand in hand with technology, particularly at a time when consumers have high standards in terms of the quality of functional and non-functional features. Our practice is focused on creating beautiful and natural designs that feed all the senses. For many years screens have had all the design focus, but with the introduction of haptics and other feedback mechanisms, it's key to consider the rest of the senses in the product or experience design.

Digital Marketing: Solving digital marketing challenges with innovation, data and creative thinking

The Digital Marketing Studio combines a data-driven approach with forward-thinking creativity to detect and solve organizations' most pressing, deep-rooted digital marketing challenges, working cross-functionally and leveraging technology to design, create and execute high-impact, innovative strategies that exceed business' goals.

The portfolio of services we provide through this Studio includes:

•Digital Marketing Strategy - We develop digital marketing strategies that focus on both the business need and strengthening customer relationships. We courageously rethink the way marketing is done; shifting the focus from product-centric to customer-centric.
•Analytics - We believe that being data-driven is imperative for making business decisions in the digital transformation era. We use relevant data to answer business questions, discover and enhance relationships, predict unknown outcomes, and automate decisions.
•Content     - We create and implement content strategies based on a thorough understanding of a brand’s business goals, challenges, and audiences. We believe in content as a way to develop awareness and authority for a brand, giving them a compelling voice and the ability to know what to say and when to say it to generate engagement and conversions.
•Social Media - We understand that the best way to be customer-centric is to create direct conversations with customers and prospects, engaging with them where they are and delivering relevant, compelling messaging. Social media platforms create the most direct way to establish dialogue with a brand’s audience.
•SEO & ASO - We help organizations give their brand attractive characteristics. Our focus is to promote brand and domain authority, and attract more qualified traffic. We do this via search engine optimization (SEO), as well as app store optimization (ASO) strategies and services.
•Marketing Intelligence - We focus on leveraging and interpreting data to detect marketing opportunities and trends relevant to drive business goals forward. Carrying through our belief that being data-driven is imperative for making business decisions, we use data management and reporting to provide critical insights necessary to optimize strategic marketing efforts.
•Advertising - We recognize that digital advertising in today’s climate demands us to rethink and rebuild on traditional media plans. With a focus on our audience, we craft campaigns that leverage relevant data while staying cost-conscious.
•Marketing Automation - We use marketing automation technologies to remain customer-centric, improving user experience and delivering relevant, personalized communications. With a goal of increasing operational efficiencies, we leverage lead generation and nurture strategies to increase sales and foster customer loyalty.

Conversational Interfaces: Engage in human & frictionless ways

Language and voice are some of the most powerful tools we’ve evolved for communication. We believe customers want to engage with companies in a more human way and our accelerators can make it possible.

The portfolio of services we provide through this Studio includes:

•Assistants & Channels - Whether you want to have presence in Alexa, WhatsApp or Slack, our platform has connectors for all of them, and can setup, enable or disable them as needed.
•Conversation Engine - Our platform has built-in features to accelerate a company's assistant capabilities. We have components for onboarding, corporate login, connecting to Salesforce or even completing business domains as virtual wallets.
•Natural Language Processing - Companies are often deciding between Rasa or DialogFlow for processing natural language. We can help you make up your mind or even switch between them seamlessly if you decide to do so.

•Conversational Transformation - A company's business needs to be part of the conversational revolution, as their customers want to engage their digital channels in a more natural way. We can help fill the gap of the multidisciplinary team required to build that custom experience from the ground. We have experience designing, building and testing conversations through different channels.

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

The portfolio of services we provide through our Gaming Studio includes:

•Game and graphic engineering - We engineer gaming and graphics to support Unreal, Unity, C++ and custom game engines including rendering systems and game engine support.
•UI and UX design - We assist companies with design, engineering and art, and QA support
•Online services - We help companies to integrate lobby services, multiplayer, match-making, user authentication, events, achievements, eCommerce and cloud-supported backends.
•Game as a service (GaaS) - We provide services to establish subscriptions, microtransactions, online stores, notifications, promotions & offers into games.
•High tech tools - We engineer platforms for rendering, level design, community, engine optimization and more.
•DevOps - We assist companies in their continuous integration and development and cloud services for AWS, Azure, Google Cloud Platform, and custom solutions.

Media OTT: Every pixel, every screen

Our Media OTT Studio designs, builds and launches premium video experiences across every mobile device, OTT box, Smart TV, and Game Console for our media clients.

We understand and provide services that support the entire streaming supply chain; from ingest and transcode through to user experience and playout. We do it across all consumer devices and we help drive user engagement and monetization on each.
The portfolio of services we provide through this Studio includes:

•Streaming Experiences - We design, build, launch and sustain premium video experiences across every mobile device, OTT box, Smart TV, and Game Console for the best media companies in the world, driving user engagement and increasing monetization.
•Media Supply Chain - It's not just about apps. Media solutions are highly complex, fragmented and interdependent. Every step in the workflow is critical. Everything must seamlessly operate as part of a larger whole. We understand and provide services that support the entire media supply chain; from ingest and transcode through to content distribution and publishing, all the way to user experience and playout.
•Quality Lab - Using the latest technologies in Quality Engineering, including Test Automation and Load & Performance Testing, our QA process is a core part of the development lifecycle, ensuring the quality and consistency of the experience across an ever growing ecosystem of devices and platforms, and is able to handle high volume events.
•Customer Insights & Monetization - Combining our capabilities in Digital Marketing and Data and AI, we build modern and scalable data platforms that put the customers in the middle, tracking and aggregating all touchpoints along their journey, to better understand their needs and preferences, improving their experience, reducing churn and boosting LTV.
•Reliability Operations Center - By combining our expertise in Cloud Engineering, DevOps and Cybersecurity, we help our clients to accelerate and automate deployments of new features, improve time to resolution of production issues and increase the overall platform reliability and security by optimizing their platforms, cloud environments and systems through smart monitoring with a cost-effective and scalable solution that can drive significant savings in OPEX costs.

CloudOps: Delivering products faster

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

The portfolio of services we provide through our CloudOps Studio includes:

•Cloud - From roadmap definition to managed services, we can support our clients' cloud journey. Working with cloud platforms since 2009, we developed the expertise and framework to deliver consultancy services for cloud adoption strategy, application transformation, disaster recovery definition and ongoing support. Our main goal is enabling IT agility with pragmatism that is fully aligned with each client's core business leveraging Amazon Web Services, Microsoft Azure, Google Compute Platform and OpenStack (including, IaaS, Containers, Serverless technologies among others).
•DevOps - We utilize DevOps in our clients' development cycles to enable continuous integration and continuous deployment of their products, allowing production updates several times a day rather than once every few months. This practice also allows improvements in the overall product cycle as it accelerates acceptance testing, and enables business owners to see what the teams are producing in real time, delivering new products and features with a faster time to market.
•Cloud Native Patrol - Our Cloud Native Patrol assists our clients to accelerate and support complex cloud native projects. The cloud ecosystem is becoming very complex, and cloud providers continue to innovate by adding new tools while enriching existing ones. The same is happening with the whole cloud native landscape (orchestration, service discovery, containers, automation, configuration management, observability, PaaS). Cloud Native Patrol addresses the challenges of supporting the complete ecosystem.

Cybersecurity: Building secure digital experiences

We help businesses create safe and secure products from conceptualization to execution. We help organizations create secure digital experiences by improving the maturity of software development processes. We have built proprietary security tools to enable businesses to gain better visibility into security risks and quickly take action when needed.

The portfolio of services we provide through this Studio includes:

•Building Secure Products - We believe that security has to be involved in all stages of the software development lifecycle. Key to our approach is helping our clients move away from traditional cyber risk management to quantitative risk analysis. We help organizations build secure software using industry recognized best practices; design secure applications from the beginning, by integrating security into the architecture and infrastructure design; and reduce software development costs with security by design. This result in fewer defects, vulnerabilities and code fixes during production.
•Cybersecurity at Cloud Speed - The challenge posed by the new paradigm, cybersecurity as a code, forces us to re-evaluate traditional cybersecurity approaches. It requires the continuous delivery of security, adding value at every stage. We enable businesses to adapt to this new world with expertise in DevSecOps.
•Cybersecurity Operation Support - Effective Cybersecurity Operations means implementing proactive controls, and constantly monitoring infrastructure and security configurations. Businesses need to detect, prevent and mitigate possible attacks.

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

Our "round the clock" approach leverages the close-knit nature of quality assurance across geographies and time-zones to achieve continuous testing. This approach aligns with build schedules to utilize our onshore, nearshore and offshore teams to their maximum potential.

The portfolio of services we provide through this Studio includes:

•Agile testing - Although many organizations have adopted Agile methodologies to build quality into their practices, testing remains a challenge for teams. With our expertise in Agile testing, we help organizations adapt their testing approaches and tools, as well as their traditional roles and responsibilities to these new practices.
•Automation testing - We have deep expertise in offering test automation services and developing test automation solutions and frameworks. Test automation is a key testing practice to increase test efficiency, reduce time to market, and be less prone to the human error inherent in manual testing.
•Load and Performance testing - We help organizations create a 360 degree performance test plan. Our services cover the spectrum from the backend and database, to mobile app and frontend performance testing. We are experts in application performance monitoring. We identify in real-time the user experience, resource consumption, and map transactions and applications to infrastructure components.
•AI testing - We use AI-based tools to improve, enhance and enable testing strategies. We also use testing strategies to evaluate and improve the performance of AI-systems. With machine learning we improve the performance of test automation frameworks. Our AI testing services include functional, differential, and UX/UI testing. For organizations implementing and using machine learning models, we can define and implement customized testing strategies to assess and validate different machine learning models.
•Game testing - Our team of gaming professionals have deep experience in launching AAA games to market. Our work ranges from the upfront design to testing, to market launch and continuous development. We bring together expertise in game development and testing, and our services span the spectrum of different gaming platforms. We offer dedicated gaming frontend and backend quality engineering services, ranging from functional and performance testing to GUI, security, and API testing.
•Mobile testing - Testing mobile applications, whether hybrid or native, requires thoughtful planning to guarantee adequate coverage across different devices and platforms. We offer compatibility testing, responsive design testing, test automation, and acceptance testing, among other practices. We have experience scaling mobile testing and providing comprehensive testing strategies for some of the world’s largest companies.
•Data testing - One of the main challenges facing businesses today is how to make sense of all the data they collect. To do this, they need consistent, quality data. Our QE experts work alongside data scientists to help our clients build testing strategies to ensure high quality data. Our data quality services include evaluating different data levels, ensuring data consistency, and checking business rules.
•Accessibility testing - Today's digital solutions need to provide equal access and opportunity to people with disabilities by complying with accessibility standards. We help our customers to improve the quality of their digital products by identifying the barriers that prevent interactions and hinder accessibility. We help organizations adhere to standards such as the Web Content Accessibility Guidelines 2.0 (WCAG).
•Media and OTT testing - We have a team of specialized media over-the-top (OTT) testing engineers. We assess media OTT applications against market trends, expected quality levels, user experience, and store certification validations. We offer predefined test scenarios that can be customized to a company’s needs.
•Conversational interfaces testing - Text-based (chatbots) and voice-based (voice assistants) conversational interfaces can deliver powerful experiences but mimicking human interactions is highly challenging. It’s not enough for conversational systems to just understand a customer. Our team can help ensure you also deliver an enjoyable and friendly experience. Our team brings together expertise in several disciplines, including voice UI design, interaction, visual, motion and audio design, and UX writing.

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

The portfolio of services we provide through this Studio includes:

•Strategic Architecture Consulting - In a world where companies are looking to grow and gain distinctive competitive advantages through technical innovation, strategic alignment between business and technology has become critical. Identifying gaps between business and technology strategies, understanding a company's IT stack maturity level, deciding between build vs buy and defining a technology roadmap that makes sense to its organization are just a few of the complexities. We help companies to manage these intricacies with an agile view. We apply our wide experience to working with best practices, methodologies and cutting-edge techniques.
•Platforms Evolution - Solutions that are not properly maintained and evolved can become more complex over time, due to, among others, short-term fixes, increased technical debt, lack of proper testing coverage and inadequate CI/CD strategy. Changes and releases can become more complex and riskier where development teams struggle to understand the potential impacts & side effects of the changes they are implementing. As a result solutions may be unable to meet the business’ targeted time-to-market, and it’s not possible to leverage new technologies nor seize optimization opportunities. We focus on helping companies evolve and run their applications efficiently by pairing them with teams that are specialized in evolving and maintaining existing ecosystems.
•Augmented Composable Solutions - Augmented Composable Solutions can adapt and rearrange their capabilities based on changes to an organization's business needs. The pace of change is ever increasing which will continue to accelerate the rate of digital transformation. APIs backed by evolutionary architectures, like microservices deployed into cloud native environments, enable adaptability, fast scalability, time-to-market and better access to information. Increasing organizational capacity to generate insights and augment information through AI can decrease response time to market demands and reduce inefficiencies.

Digital Experience Platforms: Leading consumer experience to intelligent digital journeys

Our Digital Experience Platforms Studio focuses on crafting contextualized cross-channel experiences across customer digital journeys. There are done through seamless, personalized and scalable solutions.

In the cognitive era, we believe that disruptive thinking in the search for new roads to gain consumers and the support of adaptive technologies are key to success. Within our Digital Experience Platforms studio, we help companies to find smart new ways to engage their consumers through innovative omnichannel delivery to bring their services and products to unknown spaces to them.

The portfolio of services we provide through the Studio includes:

•ePayments - In using electronic payments, we believe consumers are attracted to speed, security & convenience. We’re moving quickly to an increasingly cashless economy around the world. We understand the technology that companies will need, including tokenization and biometrics, and have a deep understanding of the different regulatory environments. We also know the challenges including the lack of standardization, consumers lacking in familiarity, and cybersecurity. We can quickly implement new digital methods, such as contactless payments and digital wallets.
•Content Management Systems - We believe that at the heart of every digital experience platform there must be a cutting-edge content management system that allows businesses to customize experiences on every channel where customers engage with their brand. We can help organizations create omnichannel experiences. We do this by delivering an integrated cross-channel content strategy that enables a business to manage multiple channels and customer interactions, with the result of a unified experience for the customer. At the forefront of a unified experience is an enterprise-wide approach to two key things: identity management and customer data. Through predictive personalization we deliver relevant and ubiquitous content to each consumer.
•Future Commerce - We help companies understand customers’ engagement touchpoints, simply and efficiently. Through design-led thinking we discover consumers’ ideal touchpoints and decide the channels they need to reach an organization ubiquitously. Augmented reality, voice-user interface, unmanned kiosks, reward and gamification are some of the key components that we have to offer. Next, consumer experience is personalized through predictive analytics. On the operations side, we handle packaging optimization and pricing models. An event-driven architecture, together with scalable and secure platforms, are the solid base upon which we build above.
•eLearning - We embrace technology to make learning more engaging. We are ready to create engaging online learning products that we believe inspire us all to continue to learn and develop new skills. We provide dedicated services for educational organizations in need of digital learning solutions, as well as for businesses looking to transform how they train their employees.

UI Engineering: Building Digital products

We specialize in building the next generation of User Interface ("UI") digital products leveraging the latest technologies and architectures, multi-device techniques, big-scale applications, component based systems, intelligent user interfaces and the latest trends in user experience.

By providing a set of UI practices and technologies, we create engaging products through interactive interfaces across multiple channels and devices, independent of platforms, that deliver the same experience in a frictionless way. Those interfaces are aware of users, from context to context and device to device. They act proactively to make the experience simpler, leaner and faster, and suggest new behaviors based on interactions. We deliver leading digital products for users, making use of tools, frameworks and components, and providing a single architecture and codebase with the right functionality in any platform.

The portfolio of services we provide through this Studio includes:

•Frontend Experiences - Where a company lacks experience building websites and applications, or has numerous products but is experiencing issues in its development, or needs guidance to follow different kinds of standards and policies, we can help such company improve its maturity and capabilities.
•Accessibility - Designing and developing for accessibility helps all consumers. We develop our apps across all form factors with accessibility as a priority, ensuring that information is easily available to each and every customer of a company's product. We do this by including accessibility into the whole product life-cycle. From inception, design and specification throughout development and delivery, we have the knowledge required and expertise to build accessibility compliant applications according to different policies and regulations, such as the Americans with Disabilities Act (ADA) in the United States.
•Web Solutions - In a world where web applications deal with more data and users every day, we help companies build scalable web solutions to support the growth of their businesses, and create digital products and seamless experiences.
•Native & Hybrid Applications - We believe apps are a critical component of mobile phones. Being present in mobile stores allows businesses to expand their audience, along with becoming part of their customers’ daily lives. We allow companies to choose the option that best suits their needs.
•Cross Compiled - What users demand about technology is changing and the need to provide the right experience is becoming more complex. We provide the right solutions to create a frictionless experience for any kind of device while sharing the same codebase.
•Enhanced Experiences - In order to create the best possible frontend experience we take the most relevant technical features to deliver rich and emotional moments. We use everything from augmented reality, biometric sign-in, force touch, Apple/Google Pay, animations, Core Graphics, geofencing services, rich notifications, to any specific technology required to build a custom experience. We extend this platform to different interfaces to ensure the same experience across the ecosystem, regardless of the device type.

Data & AI: Turning data into insights

Using Design Thinking methodologies, we partner with companies' internal teams to discover, define, and build the best data products and data strategies to meet their business needs. Utilizing agile methodologies, we evolve products and designs from early definitions to get them live in production, ensuring that business stakeholders are involved and aligned to the final product.

Our expertise allows us to create a wide variety of end to end solutions for industries including finance, travel, media & entertainment, retail, health, among others. We universalize data and foster organizational changes towards a data-driven culture.

Our team combines data, business processes, and state-of-the-art tools and algorithms to enable businesses to engage in a deeper, interactive and more meaningful conversation with their data, empowering our clients with competitive advantage by unlocking true value and creating meaningful, actionable and timely business insights.

The portfolio of services we provide through this Studio includes:

•Data Strategy - We believe data can be a side effect of a company's operations or a pivotal element in its business strategy. Data strategy is about how a company captures, analyzes, maintains and processes data in order to augment its business value. We believe in a focus on technology and design choices to build value in a scalable, reliable and reproducible way, and the tools set in place to improve the way personnel can make and act on their decisions. With our extensive experience and top notch technical expertise and business acumen, we guide our clients in empowering their business models through data, consult on technological decisions, and on the processes and change management to make them effective.
•Insights - We believe collecting and accessing the right data is important, but the greatest value comes from analyzing and interpreting the data, to better understand the situation, generate new insights and decide on actionable outcomes. This requires a data-savviness for which most businesses lack bandwidth, coupled with business knowledge of their strengths. We partner with our clients to extract the best information from their data and assist them in their operations and strategy side by side and day to day.
•Data as a Product (DaaP) - Companies understand that data is one of their most valuable assets. That is why we work together to co-create data products and maximize value from them. Our expertise in different business verticals allows us to execute projects following best practices and quality standards. With the premise to generate internal and external value through data, we help our clients create a variety of solutions with different focuses such as improving customer experience, optimizing costs, generating revenue,and obtaining data insights, among others.
•Data Platforms - Exploiting valuable and relevant data is of paramount importance to the success of modern organizations, from harnessing insights up to generating revenue streams from novel data products. Data platforms have emerged as the cornerstone solution that enables organizations to efficiently exploit and benefit from data in a cost-efficient, scalable and secure manner. We partner with our clients to design and build data platforms as integrated technology solutions that enclose the elements required to support the entire data lifecycle, from data governance to AI and machine learning models.
•MLOps - In our experience, companies have embraced the concept of DevOps in the last couple of years which has enabled them to make software reach scale at higher levels. Data products such as data visualizations or AI models also need a similar set of practices that help the organization manage their availability in a similar fashion. Our experience on software engineering combined with our deep knowledge of data & AI has allows us to develop MLOps practices that enable organizations to manage these products at scale. MLOps means transitioning from POCs into full scale enterprise data solutions.
•Blockchain - We focus on creating trustworthy and efficient solutions that harness the power of blockchains tailored to your business needs. Through our research, training, advisory and development services over multiple blockchain implementations, as well as over several decentralized storage systems, we find how a blockchain can be leveraged to solve a problem for an organization´s business needs.

Internet of Things: Connecting the physical world

Our Internet of Things Studio offers technology solutions for the current device ecosystem and additional applications for the Internet of things.

We help our customers develop their new product ideas and gather information about behavior, activities and sensor-collected data, and then process all the information to develop new services.

The portfolio of services we provide through this Studio includes:

•IOT Experiences - Our experience in development and open source tools position us with the experience needed to handle new digital connected journeys based on current technology. Our engineers are ready to integrate the next generation of devices.

•Platforms - Our platforms provide interaction and feedback to and from devices and highly scalable platforms and real time analysis to respond to different scenarios. All of the data produced by wearables and IoT enabled devices can be collected, stored and processed on the appropriate data platform. This enables our customers to extract valuable knowledge and insights by applying the right Big Data strategy and enabling intelligent interactions.
•Hardware integration - We assist customers with the connection between sensors and backend services through devices or hardware. Our team can handle different approaches ranging from custom made hardware to integration with third party providers.
•IoT Consultancy - We help our clients by researching, consulting and advising based in our core expertise in product engineering and digital transformation.

Process Optimization: Efficiency driven by technology

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

The portfolio of services we provide through our Process Automation Studio includes:

•Intelligent Automation - Intelligent Automation reduces tedious work for our clients’ employees and concurrently boosts productivity. Smart bots interact with the various IT systems of a company and mimic the work of a typical person. We work with businesses to use these tools, methodologies, and technologies to both automate standard processes, but also drive fundamental business change.
•Process Mining - Process Mining combines process management and data science to provide a fact-based view of how processes are executed in production. Based on transactional information from their source systems, companies can discover, monitor, and enhance their business processes.

Salesforce: Enabling customer centricity through Salesforce

Globant's Salesforce Studio provides a link between Salesforce Customer 360 Platform and our client's employees, business partners, and customers’ needs, providing a set of digital solutions and a roadmap to stay ahead of business disruptions.

The portfolio of services we provide through this Studio includes:

•Strategy - We enable organizations to build a strong augmented customer engagement strategy, creating disruptive customer experiences. We understand that every business has unique requirements. From detailed digital marketing strategies to providing CRM consulting services, our Salesforce experts are ready to guide your clients. We create comprehensive digital engagement strategies to take a business forward. These new customer journeys are driven by actionable information and insights, based on a complete customer 360 view.
•Implementation - Our implementation services span the spectrum from the initial architecture and design, to ensuring widespread adoption. We help customize and integrate a company's Salesforce environment to transform its business processes based on best practices. We enhance implementation services with deep expertise in DevSecOps & continuous delivery, DataOps, enterprise Agile frameworks, human centric design and Design Thinking.
•Continuous transformation - As part of our continuous transformation services we help businesses with support and optimization. Globant’s digital center of excellence provides best practices and guidance. We help organizations potentialize Salesforce by continuously improving end-user adoption, creating and deploying departmental applications, and seamlessly integrating multi-cloud environments to achieve a better return on their Salesforce investment. We believe our proven experience with Salesforce industry solutions facilitates our clients’ transformation from product-centric to customer-centric organizations.

Enterprise Applications: Transform, Innovate and Optimize the full value chain

We leverage Enterprise Applications with AI and digital technologies. Further, we enabled transformation through our Augmented Process Transformation and Enterprise Architecture continuous enhancement ML/Data Science platforms and Services.

The portfolio of services we provide through this Studio includes:

•SAP - S/4HANA & SCP are tools to conducting business in an innovative way. Through our frameworks we enable our clients to take maximized benefits of the SAP ecosystem.
•Oracle - We help our clients find and execute the best journey to leverage their Oracle Applications on the cloud and evolve or extend their business processes with Oracle Cloud Applications.
•ServiceNow - With ServiceNow platforms and solution, we help clients transform their IT processes (including ITSM, IT Governance, IT Business and Operation Management), provide innovative customer experiences (including Service and Case Management), empower their employee experiences along the full process, integrate all of their Enterprise Applications workflows and manage their GRC cycles.
•DSI - With our DSI services, we can manage inventories on the cloud, providing visibility for all business partners along the supply chain, improve warehousing operations, managing remote, in-transit and satellite stock locations, improve customer satisfaction with timely and accurate deliveries, and provide mobile/cloud data collection for all of the company's needs. As a strategic DSI partner, Globant is part of the product evolution and development team, with broad experience in complex logistics environments we provide logistic process and technical expertise for agile deployments.

Life Sciences: We use technology to provide people with better health, equality and a more sustainable world

We improve the connection between technology and life sciences, combining bio-science talent with innovative technology solutions.

The portfolio of services we provide through this Studio includes:

•Smart Farming - Smart farming presents ways to optimize how food is produced and how to meet the increasing demands from a rising global population. We work with organizations to improve their production, using a variety of tools, theories and technologies.
•Image Diagnosis - Biomedicine is a complex field where scientists are making rapid advances. Image diagnosis is helping to not only uncover intrinsic and correlated connections between variables to help provide better treatment options, but is also reducing the time it takes to find, diagnose, and treat disease.
•Healthcare Interoperability - As a digital native company we are ready to help healthcare organizations digitize their solutions and ensure that data can be easily shared between different systems. We focus on digitizing healthcare ecosystems, taking into account the strict compliance and regulations in these environments.
•Genomics data processing - The human genome was unlocked back in 2003, but still only a small proportion is fully understood and used in activities such as genetic screening, disease prediction, and drug development. We combine a variety of technologies and techniques such as AI, big data, cloud computing and parallel programming to advance our understanding of the human genome and its applications in bio-related fields.
•Telemedicine & Medical Digital Tech - With our experience in complex media and communications solutions, we help companies bridge the gap between the dynamics of diagnosis and inter-patient communications. Our practice focuses on combining the best digital tools with an empathic, patient-centric approach.
•Patient Journey - Our human centered design approach improves patient journeys, bringing together patients, doctors, services and data. We help organizations create new means of communication and service channels.
•R&D - We provide a unique approach to R&D, by combining best practices from the software development industry with specialized bio-science knowledge. Our practice offers organizations the opportunity to blend in-depth research with the methodical and rigorous process of software development.
•Precision Medicine - The healthcare industry is increasingly developing techniques, methods and tools to provide individuals with tailored and personalized medical approaches. Our precision medicine practice covers the entire spectrum - from genetic screening, to drug development and medical supply chain issues, to a focus on personalized disease treatment and detection. We also research the evolution of pathologies to inform these precision medicine approaches.

3. Our Agile Pods Methodology:

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

Our talent and our culture

Our culture

Our culture is the foundation that supports and facilitates our distinctive approach and advances our organization forward. It can be best described as entrepreneurial, flexible, sustainable and team-oriented, and is built on three main motivational pillars and six core values.

Our culture is built on three main motivational pillars and six core values.

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

Our core values are:

•Think Big – We believe that we can build a world-class company that provides Globers with a global career path. Our work is based on constant challenges and growth.
•Constantly Innovate – We confront every "impossible" and seek to innovate in order to break paradigms.
•Aim for Excellence in Your Work – We know that problems we face now will reappear in future projects so we try to solve the obstacles that affect us today.
•Be a Team Player – We encourage Globers to get to know their colleagues and to support one another. Together, we are going to improve our profession, company and countries. We operate as one team whether it's solving a problem or celebrating excellent results. We also all have the right to be heard and respected.
•Have Fun – As Globers, we believe in finding pleasure in our daily tasks, creating a pleasant work atmosphere and building friendships among colleagues.
•Be kind – This value, originally named "Act Ethically" - represents our vision of doing business and conducting ourselves in an ethical manner, with integrity, and our responsibility to improve our society, transform ourselves through kindness and make the world a better place.

Our workplace embodies our culture

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

Fostering Employees’ Career Growth

Globers who are eager to grow, expand their knowledge, and discover new possibilities have a vast number of opportunities available to them at Globant. We want to empower them to make their own decisions and contributions to the company and make the most out of these five professional development dimensions:

•Technology - Our more than 20 Studios consolidate experience in more than 100 emerging technologies and practices where Globers can learn, develop, specialize and stay relevant. We have numerous trainings and development opportunities that allow them to grow professionally.
•Clients - We have a portfolio of leading global brands that Globers can work with over the course of their career.
•Industries - We work with leading companies from different industries, such as media, health care, finance, travel, gaming and e-learning. This enables Globers to benefit from an in-depth look into many industries and gives them the opportunity to specialize in one.
•Specialty - Globers can reinvent their career, role or position. They can develop their career by gaining seniority in their current path or moving internally into other roles in different areas of expertise.
•Geocultural diversity - We encourage Globers to seek new opportunities and embrace cultural exchanges. Our Globers can work on projects with people from diverse cultures and have the chance to live an international experience. We have open positions and relocation opportunities in all of our offices.

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

Entrepreneurship

Globant was created as a start up. It was built by entrepreneurs and, over the years, many Globers have made a difference by creating and driving innovation. Entrepreneurship is one of our keys to success, and we encourage Globers to dream and create meaningful and rewarding experiences for our customers.

During 2018, we created Globant Ventures, which is our own accelerator for tech startups. The objective of Globant Ventures is to promote the emergence of new entrepreneurs that are involved in cutting-edge areas of technology, such as Artificial Intelligence and other emerging trends.

Availability of High-Quality Talent

We believe that Latin America has emerged as an attractive geographic region from which to deliver a combination of engineering, design, and innovation capabilities for enterprises seeking to leverage emerging technologies. Latin America has an abundantly skilled IT talent pool. According to the Science and Technology Indicator Network (Red de Indicadores de Ciencia y Tecnologia), over 345,000 engineering and technology students have graduated annually from 2012 – 2016 from universities in Latin America and the Caribbean region. Latin America's talent pool (including Mexico, Brazil, Argentina, Colombia and Uruguay) is composed of approximately 1,000,000 professionals according to different sources, such as Stackoverflow, SmartPlanet and Nearshore Americas. This labor pool remains relatively untapped compared to other regions such as the United States, Central and Eastern Europe and China. The region's professionals possess a breadth of skills that is optimally suited for providing technology services at competitive rates. In addition, institutions of higher education in the region offer rigorous academic programs to develop professionals with technical expertise who are competitive on a global scale. Furthermore, Latin America has a significant number of individuals who speak multiple languages, including English, Spanish, Portuguese, Italian, German and French, providing a distinct advantage in delivering engineering, design and innovation services to key markets in the United States and Europe.

India offers significant graduate talent. According to the Strategic Review of The National Association of Software and Services Companies (NASSCOM), the Indian IT-BPM Industry currently employs around 4 million people. In terms of students, more than 5 million students graduate every year, and almost 15% of these graduates are considered employable by Tier 1/Tier 2 companies.

Government Support and Incentives

Argentina

In 2004, the Argentine government passed Software Promotion Law No. 25, 922 (the “Software Promotion Law”) which provided benefits to software companies with operations in Argentina whose activities are the creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents. To participate and obtain the benefits of the regime, companies were to satisfy two of the following requirements: (i) prove expenses in software research and development activities; (ii) prove existence of a known quality standard applicable to the products or software processes, or the performance of activities in order to obtain such known standard recognition; or (iii) export of software (as defined in the Software Promotion Law). As a beneficiary under the Software Promotion Law, companies were incentivized promote Argentine enterprises engaged in the design, development and production of software. The benefits included tax reductions, tax credits, and exclusions from import payments. The Software Promotion Law was in force until December 31, 2019. A new promotional regime has recently entered into force, known as the Knowledge based Economy (as further described below).

Argentine Ministry of Economy approved our subsidiaries as beneficiaries of the Software Promotion Law as following: (i) on October 10, 2006: IAFH Global S.A. (ii) on April 13, 2007: Sistemas Globales S.A. and (iii) on April 29, 2008: BSF SA. As a result, these subsidiaries have enjoyed fiscal stability in their federal tax burden as in effect at the time they were notified of their inclusion in the promotion regime. The Software Promotion Law was in force until December 31, 2019.

On May 22, 2019, the Argentine Congress enacted the Knowledge based Economy Law. The Knowledge based Economy Law took effect as from January 1, 2020 for the legal entities adhered to the Software Promotion Law, and, for other entities, since the publication of Law No. 27,570. In both cases the Knowledge based Economy Law is effective until December 31, 2029. It aims to promote economic activities that apply knowledge and digitization of information, supported by advances in science and technology, to obtain goods and services and improve processes.

The Knowledge based Economy Law promotes many activities, including: software, computer and digital services; audiovisual production and post-production; biotechnology, neurotechnology and genetic engineering; geological and prospecting services and others related to electronic and communications; professional services, as long as they are exported; nanotechnology and nanoscience; aerospace and satellite industry; nuclear industrial engineering; artificial intelligence, robotic and industrial internet, the internet of things, and augmented and virtual reality.

The Knowledge based Economy Law creates the "National Registry of Beneficiaries" for the registration of potential beneficiaries. According to the Knowledge based Economy Law, the eligible beneficiaries are those who perform, as a main activity, any of the promoted activities and meet at least two of the following requirements:

(i) performance of continuous improvements in the quality of the services, products and/or processes, or through a quality norm suitable to their services, products and/or processes;

(ii) investments in: (1) employee training representing at least the following minimum percentages compared to the previous year’s payroll: (a) 1% for micro enterprises, (b) 2% for small and medium-sized enterprises, and (c) 5% for large enterprises; provided, however, investments in training earmarked for the unemployed population under the age of 25 and over the age of 45, women who are formally employed for the first time, and/or other vulnerable groups to be determined, may be set off for twice their value; or (2) investments in research and development activities for at least the following minimum percentages compared to their previous total annual revenue: (a) 1% for micro enterprises, (b) 2% for small and medium-sized enterprises, and (c) 3% for large enterprises; and/or

(iii) exports of goods and/or services derived from the performance of any of the promoted activities for at least the following minimum percentages compared to their previous total annual revenue: (i) 4% for micro enterprises, (ii) 10% for small and medium-sized enterprises, and (iii) 13% for large enterprises.

Pursuant to the Knowledge Based Economy Law, the beneficiaries will enjoy the following benefits since their time of registration:

•Stability in the enjoyment of the regime benefits. The original notion of “fiscal stability” introduced by Law No. 27,506, which, among other things, provided the right to maintain the aggregate federal tax burden in effect at the time of the beneficiary’s registration in the National Registry of Software Producers, was replaced by the “stability in the enjoyment of benefits” established by the regime for the Knowledge Economy, provided that certain requirements are met. In practice, the original fiscal stability benefit was eliminated entirely by Law No. 27,570, since granting stability in the enjoyment of benefits of a promotional regime (as long as the beneficiary is registered and in good standing) merely means complying with its basic mandates and does not imply the granting of a special benefit.

•Exemption from any value-added tax withholding or collection regimes only in the case of export operations.

•A 60% reduction in the corporate income tax rate for micro and small enterprises, (ii) a 40% reduction for medium-sized enterprises, and (iii) a 20% reduction for large enterprises, applicable on the income originated in the promoted activities.

•Allowance to deduct as cost any payment or withholding of foreign taxes if the taxed income constitutes an Argentine source of income.

•Granting a non-transferable tax credit bond (which was previously a one-time transferable bond under the Law No. 27.506) of up to 70% of the paid social security contributions of every employee associated with the promoted activities. Such bonds can be used within 24 months (which can be extended for an additional 12 months with justified cause) from its issuance date to pay national taxes (e.g., value added tax or VAT), excluding the income tax. However, the law provides that beneficiaries who can prove that they carry out exports derived from their promoted activities can choose to use the bond to pay their income tax obligations, up to the percentage of exports reported upon registration.

The social security contribution benefit applies only to a portion of the beneficiary’s payroll (capped at 3,745 employees). Once the personnel cap is reached, the benefit may be additionally set off for newly-onboarded, duly-registered employees, provided that (i) doing so implies an increase in the total reported payroll at the time of registration; and (ii) they are earmarked for the promoted activities.

The bond will be increased to 80% of the paid social security contributions when the newly-onboarded employees are: (a) women, (b) transsexual and transgender persons, (c) professionals with post graduate studies in engineering, exact or natural sciences, (d) individuals with disabilities, (e) individuals who reside in unfavorable areas and/or provinces with lower relative development, or (f) individuals who, before being employed, were beneficiaries of welfare programs, among other groups of interest to be added by the enforcement authority.

Decree 1034/2020, which was published on December 21, 2020 and regulates the Knowledge based Economy Law, sets forth that duties on export services will be taxed at a 0 % tax rate when such services are exported by entities registered under the Registry of Beneficiaries of the Knowledge Based Economy Promotional Regime. Additionally, Resolution 4/2021, published on January 14, 2021, establishes that this tax benefit will apply to services exported by beneficiaries of the regime since their registration in the relevant registry. However, for those entities that were registered under the Software Promotion Law, the registration under the Knowledge Based Economy Law will be granted as from January 1, 2020 and the 0% tax rate will be applicable for services exported from the date in which Decree 1034/2020 entered into force (December 22, 2020).

Beneficiaries of the Software Promotion Law may register for the Knowledge based Economy Law by presenting their respective application before the National Registry of Beneficiaries. Sistemas Globales S.A. and IAFH Global S.A. filed their applications for registration in the National Registry of Beneficiaries on November 12, 2019, while BSF S.A. and Decision Support S.A. filed their applications on December 3, 2019 and December 11, 2019, respectively. The registrations were treated as provisional. However, because these entities were beneficiaries of the Software Promotion Law, the Knowledge based Economy Law will be applied retroactively to January 1, 2020.

According to the Resolution 4/2021, the Subsecretary for the Knowledge based Economy Law will set a procedure for the ratification of the filing that was already made.

Once the formalities established for this purpose have been fulfilled, the applicants will be incorporated in the Register and will receive a registration date of January 1, 2020. To that end, the beneficiaries must be in good standing with their obligations regarding the Software Promotion Law; therefore, if there is any discrepancy regarding the application of the benefits under the former regime, such discrepancies should be settled prior to registration.

In order to remain in the National Registry, the beneficiaries must prove every two years, that they meet certain requirements. For example: they must be in compliance with their tax, labor, union and social security; they must maintain and/or increase their payroll compared to that declared at the time of submitting their application for registration (this requirement may be controlled annually); and they must continue to comply with the requirements related to the promoted activities. Additionally, they must increase the amount of exports and/or research and development expenses and/or training investment in the percentages established by the enforcement authority. However, such proportional increase requirement was suspended for the first biannual renewal due to the emergency caused by the outbreak of COVID-19

The Knowledge based Economy Law is regulated by Decree No. 1034/2020 published on December 21, 2020, and Resolution No. 4/2021 that was issued by the Ministry of Productive Development on January 14, 2021.

Uruguay

In 1988, Law No. 15,921 created Uruguay's Free Trade Zone regime allowing any type of industrial, commercial, or service activity to be carried out in a specifically delimited areas of the Uruguayan territory and be performed outside Uruguay.

The main benefits are the following:

•Almost full tax exemption (Corporate Income Tax "IRAE", Net Wealth Tax-IP, Value Added Tax – VAT and several withholding taxes) and customs duties exemption; and
•Foreign employees may opt out of the Uruguayan social security system and, with regard to personal income tax, opt to be subject to Non-Residents Income Tax at a 12% flat rate instead of Individual Tax.

On December 8, 2017, Uruguay’s Executive Power enacted Law No. 19,566, introducing changes to Law No. 15,921, The new Law allows services rendered to third countries from the Free Trade Zone to also be rendered to corporate income taxpayers inside the Uruguayan, non-Free Trade Zone territory.

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

Belarus

The High Technology Park ("HTP") was established in Minsk in 2005 to promote the IT industry in Belarus. The HTP is located east of Minsk and has a special legal regime in effect until 2049.

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

HTP residents pay 1% of their revenue to the HTP Administration and enjoy the following benefits:

•Exemption from Corporate Income tax and Value Added Tax on the sale of goods, work or services or from the transfer of property rights in Belarus.
•Exemption from land tax and real estate tax on properties that are in the HTP.
•Payments by HTP residents to foreign companies in the form of dividends, royalty and interest are subject to withholding tax at a rate of 5%.
•Dividend payments are not subject to an offshore duty.

On December 21, 2017, the President of the Republic of Belarus published Decree No. 8, which extends the duration of the HTP’s tax incentives and the special legal regime until January 1, 2049.

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

Agile Development Methodologies

See "Business Overview —  Our Services —  Agile Pods Methodologies."

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

Our quality management system is certified under the requirements of the international standard ISO 9001:2015, the CMMI Maturity Level 3 process areas (which indicates that processes are well characterized and understood, and are described in company standards, procedures, tools and methods) and PMI by implementing the following practices:

•Assuring that quality objectives of the organization are fulfilled;
•Defining standard processes, assets and guidelines to be followed by our project teams from the earliest stages of the project life cycle;
•Continuously evaluating the status of processes in order to identify process improvements or define new processes if needed;
•Objectively verifying adherence of services and activities to organizational processes, standards and requirements;
•Providing support and training regarding the quality management system to all employees to achieve a culture that embraces quality standards;
•Informing related groups and individuals about tasks and results related to quality control improvement;
•Raising issues not resolvable within the project to upper management for resolution; and
•Periodically gathering and analyzing feedback from our clients regarding our services to learn when we have met expectations and where there is room for improvement.

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

Our clients include primarily medium to large-sized companies based in the United States, Europe, Asia and Latin America operating in a broad range of industries, including Media and Entertainment, Professional Services, Technology and Telecommunications, Travel and Hospitality, Healthcare, Banks, Financial Services and Insurance, and Consumer, Retail and Manufacturing. We believe clients choose us based on our ability to understand their business and help them drive revenues, as well as our innovative and high value-added business proposals, tailored Studio-based solutions, and our reputation for high quality execution. We have been able to grow with, and retain our clients by merging their industry knowledge with our expertise in the latest market trends to deliver tangible business value.

We typically enter into a master services agreement (or MSA) with our clients, which provides a framework for services and a statement of work (or SOW) to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. We generate 49% of our revenue from long-term projects with terms greater than 24 months.

During 2020, 2019 and 2018, our ten largest clients based on revenues accounted for 42.2%, 39.5% and 44.0% of our revenues, respectively. Our top client for the years ended December 31, 2020, 2019 and 2018, Walt Disney Parks and Resorts Online, accounted for 11.0%, 11.2% and 11.3% of our revenues, respectively.

The following table sets forth the amount and percentage of our revenues for the years presented by client location:

	Year ended December 31,
	2020		2019		2018

	(in thousands, except percentages)
By Geography
North America	$574,150	70.5%	$496,353	75.3%	$407,090	77.9%
Europe	61,780	7.6%	46,784	7.1%	46,240	8.9%
Asia	8,349	1.0%	4,653	0.7%	3,067	0.6%
Latin America and other	169,860	20.9%	111,535	16.9%	65,913	12.6%
Revenues	$814,139	100.0%	$659,325	100.0%	$522,310	100.0%

The following table shows the distribution of our clients by revenues for the years presented:

	Year ended December 31,
	2020	2019	2018
Over $5 Million	32	26	21
$1 - $5 Million	97	81	69
$0.5 - $1 Million	60	53	39
$0.1 - $0.5 Million	185	191	86
Less than $0.1 Million	424	471	158
Total Clients	798	822	373

Sales and Marketing

Our growth strategy is based on four pillars: (i) leveraging our broad expertise; (ii) growing within existing clients; (iii) acquiring new clients; and (iv) pursuing strategic acquisitions. Our expertise and Studio approach help us expand the portfolio and practices we offer to our clients. Our acquisitions are pursued with the aim of fulfilling strategic goals, such as growing into a new geography (e.g., Clarice and SmallFootprint) or the expansion of specializations (e.g. Avanxo, Belatrix, Grupo Assa and Bluecap).

Under our multi-pronged, integrated sales and marketing strategy, our senior management, sales executives, sales managers, account managers and engagement managers work collaboratively to target, acquire and retain new clients and expand our work for existing clients. Our sales and marketing team, currently comprised of 149 sales and marketing personnel, has broad geographic coverage with commercial offices located in Buenos Aires, Bogotá, Montevideo, São Paulo, London, Madrid, Boston, New York, Miami, Houston, Raleigh, Winston Salem, Dallas, Seattle and San Francisco.

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

From time to time, we use ideation sessions and discovery engagements in our pre-sales process. During the discovery engagements, we meet with clients to discuss their goals and develop creative solutions. The discovery engagement sessions help us discover our clients' main objectives, even if those objectives are not explicitly stated. These sessions are critical in helping us to offer solutions that will adapt to our clients' needs and wishes. This allows us to showcase our expertise in emerging technologies to the prospective client while also allowing us to generate a significant number of possible future client opportunities.

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

Since 2016, we have introduced a new model that intends to reshape our go-to-market strategy to scale our company in the coming years, called 50 Squared. The main goal of this approach is to focus our team on the top 50 high potential accounts that have the capacity to grow exponentially over time. To do so, we have appointed our most senior people from Sales, Technology and Operations to lead these teams. This account focus has become the most important pillar of our go-to-market strategy and every account within Globant now has the goal to become part of this program.

We undertake periodic reviews to identify existing clients that we believe are of strategic importance based on, among other things, the amount of revenue we generate from the client, as well as the growth potential and brand recognition that the client provides.

Marketing - Stay Relevant

To fully implement a digital and cognitive transformation, we also help our customers stay relevant within their industries and audiences by providing helpful information and initiatives to understand their users’ environment, competitors and behavior. With research, SME gatherings, webinars, workshops and conferences, our leaders offer valuable insights to help organizations create valuable and emotional experiences for the audience.

As of December 31, 2020, our marketing department, Stay Relevant, is based in Argentina, Europe, India and the United States. This team promotes our brand through a variety of channels, including the following:

•Blog - The blog (http://stayrelevant.globant.com/is) a great way to explore content on the latest trends and best practices in the different industries we work with.
•Sentinel Report - The goal of the sentinel report is to provide insightful evidence of consumer behavior and market trends that ignite strategic thinking.
•Webinars - Our webinars explore different trends and technologies in depth that showcase views from experts in the field.
•CONVERGE - Our series of events that bring together some of the best creative minds in the industry for one amazing day of igniting stories, inventive ideas, learning experiences, and "wow" technology showcase that enable attendees to re-think the new ways they do business. They exist in full day format, such as CONVERGE New York, CONVERGE Buenos Aires, CONVERGE Madrid, CONVERGE Bogota, CONVERGE Mexico and CONVERGE Medellin and in short format, such as CONVERGEX London.
•Videos and other communications channels - We develop different types of communication pieces to convey trends and other information that support our views of the future.
•Events - We host events catered to many audiences, from small events for specific guests or partners to large events that welcome the community in full. Each event looks to bring exciting speakers and networking possibilities.
•Books - Our experts have written books on technology. “Embracing the Power of AI. A gentle CXO Guide” will help readers demystify deep learning, machine learning, and artificial intelligence, and embrace the augmented intelligence revolution ahead. “The Never Ending Digital Journey” provides readers with the concepts and steps needed to create successful user experiences. The authors look ahead and explore digital scenarios of the future.

Seasonality

Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. Our revenues tend to be higher in the third and fourth quarters of each year compared to the first and second quarters of each year due to seasonal factors. During the first quarter of each year, which includes summer months in the southern hemisphere, there is a general slowdown in business activities and a reduced number of working days for our IT professionals based in Argentina, Uruguay, Brazil, Peru, Chile and Colombia, which results in fewer hours being billed on client projects and therefore, lower revenues being recognized on those projects. In addition, some of the reduction in the number of working days for our IT professionals in the first or second quarter of the year is due to the Easter holiday. Depending on whether the Easter holiday falls in March or April of a given year, the effect on our revenues and profitability can appear either in the first or second quarter of that year. Finally, we implement annual salary increases in the second and fourth quarters of each year. Our revenues are traditionally higher, and our margins tend to increase, in the third and fourth quarters of each year, when utilization of our IT professionals is at its highest levels.

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

We face competition primarily from:

•large global consulting and outsourcing firms, such as Accenture Interactive, Sapient, Thoughtworks and Epam;
•digital agencies and design firms such as Sapient, Razorfish, RGA and Ideo;
•traditional technology outsourcing IT services providers, such as Cognizant Technology Solutions, GlobalLogic, Aricent, Infosys Technologies, Mindtree HCL, Tata, Wipro and Luxoft; and
•in-house product development departments of our clients and potential clients.

We believe that our focus on creating software that appeals and connects emotionally with millions of consumers positions us well to compete effectively in the future. However, some of our present and potential competitors may have substantially greater financial, marketing or technical resources; may be able to respond more quickly to emerging technologies or processes and changes in client demands; may be able to devote greater resources towards the development, promotion and sale of their services than we can; and may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our clients.

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

Our registered intellectual property consists of the trademark "Globant" (which is registered in twelve jurisdictions, including the United States and Argentina), certain other trademarks related to our service offerings and products, three software patents granted in the United States in favor of our United States subsidiary Globant, LLC, and two software patents that are granted in the United States in favor of our Spanish subsidiary Globant España S.A. We do not believe that any individual registered intellectual property right, other than our rights in our name and logo, is material to our business.

Additionally, we have one pending patent filed in 2020 before the US Patent and Trademark Office related to Natural Language Driven Transaction System.

Facilities and Infrastructure

The main administrative offices of our principal subsidiary (which also include a delivery center) are located in Buenos Aires. Our principal executive office is located in Luxembourg. All of our facilities (with the exceptions of Tucumán, Bahía Blanca and La Plata) are leased. We also have offices under construction in Buenos Aires, Tandil, Cordoba, Medellin, Bogota, Mexico City, Guadalajara, Santiago, Madrid, Montevideo and Minsk.

The table below breaks down our office locations by country and city and provides the aggregate square footage of our office locations in each city as well as the activity preformed as of December 31, 2020.

Country	City	Number of Offices	Type	Square Feet
Argentina	Bahía Blanca	1	Development and Delivery Center	6,986
Argentina	Buenos Aires	3	Development and Delivery Center / Client Management Center	84,982
Argentina	Córdoba	2	Development and Delivery Center	37,200
Argentina	La Plata	1	Development and Delivery Center	17,222
Argentina	Mar del Plata	1	Development and Delivery Center	20,451
Argentina	Mendoza	3	Development and Delivery Center	57,049
Argentina	Resistencia	1	Development and Delivery Center	9,688
Argentina	Rosario	2	Development and Delivery Center	16,297
Argentina	Tandil	2	Development and Delivery Center	17,158
Argentina	Tucumán	1	Development and Delivery Center	21,689
Brazil	Sao Paulo	5	Development and Delivery Center / Client Management Center	19,095
Chile	Santiago	4	Development and Delivery Center / Client Management Center	12,807
Colombia	Bogotá	3	Development and Delivery Center / Client Management Center	127,467
Colombia	Medellín	2	Development and Delivery Center	69,406
France	Paris	1	Client Management Center	592
India	Bangalore	1	Development and Delivery Center	4,273
India	Pune	1	Development and Delivery Center	129,878
UK	London	1	Development and Delivery Center / Client Management Center	2,756
Mexico	Mexico City	2	Development and Delivery Center / Client Management Center	89,513
Mexico	Guadalajara	1	Development and Delivery Center	269
Mexico	Monterrey	1	Development and Delivery Center	108
Peru	Lima	2	Development and Delivery Center	38,600
Spain	Madrid	2	Development and Delivery Center	8,924
Spain	Barcelona	1	Client Management Center	1,507
United States	New York	1	Development and Delivery Center / Client Management Center	7,707

United States	San Francisco	1	Development and Delivery Center / Client Management Center	4,844
United States	Seattle	1	Development and Delivery Center	25,489
United States	Miami	2	Client Management Center	2,443
United States	Dallas	1	Development and Delivery Center	6,771
United States	Raleigh	1	Development and Delivery Center	27,480
United States	Winston-Salem	1	Client Management Center	3,531
Luxembourg	Luxembourg	1	Principal Executive Office	150
Uruguay	Montevideo	1	Development and Delivery Center / Client Management Center	22,486
Belarus	Minsk	1	Development and Delivery Center	7,616
Romania	Cluj-Napoca	1	Development and Delivery Center	8,396
Total		56		910,830

Regulatory Overview

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several Latin American countries, the United States, Europe and India federal and state agencies regulate various aspects of our business. See "Risk Factors — Risks Relating to Our Business and Industry — Our business results of operations and financial condition may be adversely affected by the various conflicting and/or onerous legal and regulatory obligations required in the countries where we operate". If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures, which could adversely affect our business, financial condition and results of operations.

We benefit from certain tax incentives promulgated by the Argentine, Uruguayan, Indian and Belarus governments. See "Business Overview — Government Support and Incentives."

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

Laws No. 27,430 and the Social Solidarity Law, enacted by the Argentine Congress on December 27, 2017 and December 21, 2019 respectively, made relevant amendments to the Argentine federal tax regime. Such amendments reached, among other laws, the Argentinean Income Tax Law No. 20,628, as amended (the “ITL”). As a result, references to ITL and other tax laws refer to laws in force according to such amendments.

Knowledge based Economy Law

On May 22, 2019, the Argentine Congress enacted the Knowledge based Economy Law. The Knowledge based Economy Law took effect as from January 1, 2020 for the legal entities adhered to the Software Promotion Law, and, for other entities, since the publication of Law No. 27,570. In both cases the Knowledge based Economy Law is effective until December 31, 2029. It aims to promote economic activities that apply knowledge and digitization of information, supported by advances in science and technology, to obtain goods and services and improve processes.

Currently, the Knowledge based Economy Law is subject to additional regulation by the enforcement authority. For further discussion of the Knowledge based Economy Law, see "Business Overview - Government Support and Incentives".

Income Tax

The ITL, establishes a federal tax on the worldwide income of Argentine resident individuals, legal entities incorporated in Argentina and Argentine branches of foreign entities. On the income earned by Argentine residents from activities carried out abroad, any payment of foreign taxes can be taken as a credit against payment of the applicable Argentine tax. However, the credit may only be applied to the extent that the foreign tax does not exceed the Argentine tax. Income tax is payable on the net income made in a given fiscal year. Losses incurred during any fiscal year may be carried forward and set off against taxable income obtained during the following five fiscal years.

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
On December 23, 2019, the Argentine Government enacted the Social Solidarity Law which declared a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and also delegated legislative powers to the National Executive Power, until December 31, 2020. According to the Social Solidarity Law, the corporate income and dividend tax rates for tax years commencing on or after January 1, 2020 through December 31, 2020 are 30% and 7%, respectively. In addition, the Argentine Congress is expected to discuss a draft bill to extend the corporate income tax and dividend tax rates of 30% and 7%, respectively, for fiscal period commencing January 1, 2021 and ending December 31, 2021. Consequently, if such extension is approved, the effectiveness of the 25% and 13% tax rates will be delayed until tax years commencing January 1, 2022.

Argentine resident individuals are taxed on a sliding scale from 5% to 35%, depending on their net income obtained during the fiscal year. However, income obtained from the disposal (capital gains) or ownership (interest) of certain securities, are taxed at different rates or exempted according to the amendments introduced by Law No. 27,430 and the Social Solidarity Law.
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
Argentine resident individuals’ profit derived from disposal of shares, securities, deposit certificates shares or corporate participations, governmental bonds, negotiable obligations among other instruments is exempted from income tax provided that such operations are carried out through stock exchanges or markets authorized by the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”, after is acronym in Spanish) and other regulatory conditions are complied with.
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

Income derived from the disposition of shares, securities, deposit certificates shares and any type of corporate participations of an Argentine company obtained by Foreign Beneficiaries are subject to income tax, at the following tax rates: (i) if the seller is located in a so called “cooperative jurisdiction” and the funds are sent from such a jurisdiction, 15% on the net gain or 13.5% on the gross amount of the transaction, at the option of the seller; or (ii) if the seller is located in a non-cooperative jurisdiction or the funds are sent from such a jurisdiction, 35% on the net gain or 31.5% on the gross amount of the transaction, at the option of the seller. In addition, disposal of government securities, corporate notes, debt securities, shares in certain mutual funds and certain digital currencies will be taxed at a 13,5% on the gross amount of the transaction (or 15% on the net gain) or 4,5% on the gross amount of the transaction (or 5% on the net gain), depending on whether they are issued in foreign currency or with adjustment clause or not, respectively. If the seller is located in a non-cooperative jurisdiction or the funds are sent from such a jurisdiction, 35% on the net gain or 31.5% on the gross amount of the transaction, at the option of the seller. Moreover, interests, other returns or any gain derived from the ownership of government securities, corporate notes, debt securities, shares in mutual funds, digital currencies and other assets would be subject to corporate tax rate of 35% according to the latest amendments introduced by the Social Solidarity Law on the presumed net income applicable depending on the type of security, unless exemption mentioned hereunder applies.

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
A Convention for the Avoidance of Double Taxation (“DTT”) signed between Argentina and the country of residence of the Foreign Beneficiary may provide certain reductions in the domestic rates applicable to Foreign Beneficiaries obtaining Argentine-source income (such as interest, dividends, royalties, capital gains, etc.). The following jurisdictions have DTTs currently in force with Argentina: Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, Norway, Russia, Spain, Sweden, Switzerland, The Netherlands, United Arab Emirates and the United Kingdom. Moreover, on year 2018 and 2019 the Executive Power of Argentina signed DTTs with Qatar, Turkey, China, Japan and Luxembourg but they are pending of approval by the Argentine Congress. Please note there is no DTT currently in force with the United States of America.
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

Laws No. 27,430 and No. 27,468 established an integral inflation adjustment tax mechanism. The mechanism is triggered when the variation of the CPI supplied by the INDEC, exceeds 55%, 30% and 15%, for tax years beginning on or after January 1, 2018, 2019 and 2020, respectively.

When companies apply the integral inflation adjustment tax mechanism, they must allocate one-sixth of any resulting negative or positive inflation adjustment to the tax year to which it corresponds, and the remaining fifth-sixth, in equal parts, to the following five tax years.

Value-Added Tax

The value-added tax applies to the sale of goods, the provision of services and importation of goods. Under certain circumstances, services rendered outside of Argentina, which are effectively used or exploited in Argentina, are deemed to be rendered in Argentina and, therefore, subject to value-added tax to the extent that the recipient of the service is a VAT registered taxpayer. In addition, digital services rendered abroad are taxed regardless of the tax status of the recipient of the services. The current value-added tax general rate is 21%. Certain sales and imports of goods, such as computers and other hardware, are, however, subject to value-added tax at a lower tax rate of 10.5%. The sale of the shares held in Argentine or foreign companies is not subject to value-added tax.

Services rendered in Argentina, which are effectively used or exploited abroad, qualify as “export services” and are not subject to VAT. The effective utilization or exploitation is verified with the immediate utilization or the first act of disposal of the service by the recipient even when, if appropriate, the latter intends such service for consume.

Law No. 27,346, published in the Argentine government's official gazette on December 27, 2016, modifies the value-added tax law and creates the figure of substitute taxpayer for the payment of the tax corresponding to foreign residents who render services in Argentina.
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

Personal Assets Tax

Personal Assets Tax Law, as amended, states that all Argentine residents are subject to a tax on their worldwide assets; while, non-argentine residents are only subject to this tax on their assets in Argentina. Shares, other equity participations and securities are only deemed to be located in Argentina when issued by an entity domiciled in Argentina. The tax on shares and other equity participations in local companies is paid by the local company itself. The applicable rate was 0.25% on the company’s net worth. Pursuant to the Personal Assets Tax Law, an Argentine company is entitled to seek reimbursement of such tax paid from the shareholders, including by withholding and/or foreclosing on the shares, or by withholding dividends. The current DDTs signed by Argentina do not provide an exemption on this tax.
Under the Social Solidarity Law the rate applicable for the calculation of the tax corresponding to shares or participations in the capital of companies governed by the Argentine General Companies Law, was increased from the former 0.25% to a 0.50% of the pro-rata equity value.

In addition, with respect to Argentine residents, the personal assets tax rate was increased according to a progressive scheme which varies between 0.50% to 1.25% on the overall amount of the assets exceeding the tax allowance located in Argentina. For assets located outside of Argentina, the tax scheme provides a tax rate ranging between 0.70% to 2.25% on the overall amount of the assets exceeding the tax allowance located outside of Argentina; provided that, if financial assets, in the aggregate, equal to at least 5% of all assets located outside Argentina, and such financial assets are repatriated to Argentina on or before March 31 in each year, all assets located outside Argentine will then be subject to the tax rate applied to assets located in Argentina. In both cases, there tax rates are applicable as from 2019.

Tax on Dividends

Law No. 27,430 introduced the following changes to the taxation of distribution of dividends from Argentine companies, for fiscal years beginning on or after January 1, 2018:

•Dividends from profits obtained before fiscal year 2018 are not subject to any income tax withholding except for the ''Equalization Tax''. The Equalization Tax is applicable when the dividends distributed are higher than the ''net accumulated taxable income'' of the immediate previous fiscal period from when the distribution is made. The Law repeals the Equalization Tax for distributions made with income accrued from January 1, 2018.
•Dividends from profits obtained during fiscal years 2018 and 2019 on Argentine shares paid to Argentine resident individuals and/or non-residents, or Foreign Beneficiaries, are subject to a 7% income tax withholding on the amount of such dividends, or the Dividend Tax.
•The Tax Rate on dividends from profits obtained during fiscal year 2020 and onward increased to 13%. This rate may be reduced by application of a DTT, provided certain conditions are complied with.

The Social Solidarity Law extended the application of 7% tax rate for 2020. The tax rate on dividends from profits obtained during year 2021 and onwards is 13%.

Duty on exported services

On December 4, 2018, Argentina approved the 2019 budget through Law 27,467. The Law amends the Customs Code to allow for duties to be applied to the exportation of services (and not only goods). In addition, the Executive Power was allowed to impose export duties of up to 30% until December 31, 2020. However, in the cases of services and goods that were not subject to export duties before September 2, 2018, the maximum rate is 12%.

On January 2, 2019, the Argentine Executive Power issued Decree No. 1201/2018 establishes an export duty on exports of services at a rate of 12% with a maximum limit of Argentine pesos 4 per U.S. dollar of the amount arising from the invoice or equivalent document.

On December 28, 2019, Decree 99/2019 was published in the Official Gazette to extend the application of duties on export of services until December 31, 2021, with a rate of 5% without limit. The new rate is effective as of January 1, 2020.

A service is considered “exported” when it is rendered from Argentina but it is effectively used or exploited off shore. The effective utilization or exploitation is verified with the immediate utilization or the first act of disposal of the service by the recipient even when, if appropriate, the latter intends such service for consume.

Decree 1034/2020 (published on December 21, 2020 and regulates the Knowledge based Economy Law) sets forth that duties on export services will be taxed at a 0 % tax rate when such services are exported by entities registered under the Registry of Beneficiaries of the Knowledge Based Economy Promotional Regime. Additionally, Resolution 4/2021, published on January 14, 2021, establishes that this tax benefit will apply to services exported by beneficiaries of the regime since their registration in the relevant registry. However, for those entities that were registered under the Software Promotional Law, the registration under the Knowledge Based Economy Law will be granted as from January 1, 2020 and the 0% tax rate will be applicable for services exported from the date in which Decree 1034/2020 entered into force (December 22, 2020).

Tax for an inclusive and solidary Argentina

The Social Solidarity Law established an emergency tax (Impuesto para una Argentina Inclusiva y Solidaria "PAIS") for the term of five years that is applicable on certain FX transactions, purchases of goods and services in foreign currency and international passenger transport.

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

Stamp Tax

Stamp tax is a local tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires has its own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and agreement involved. In general, stamp tax rates vary from 1% to 4% and are applied based on the economic value of the instrument. In the Province of Buenos Aires, the Argentine companies that are benefited from the turnover tax exemption, are also exempt from the stamp tax.

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

Incoming Funds from Nil or Low Tax Jurisdictions

According to the legal presumption under Law No.11,683, as amended, incoming funds from jurisdictions with low or no taxation are deemed an unjustified increase in net worth for the Argentine party, regardless of the nature of the operation involved. Unjustified increases in net worth are subject to the following taxes:

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

The standard corporate income tax rate is 33%. In addition, an income tax surtax of 4% has applied to taxable income in excess of COP800 million until taxable periods ending December 31, 2019. Law No 2,010 introduced a reduction of the corporate income tax rate of 32% in year 2020, 31% in year 2021 and 30% from year 2022 and onwards.

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

Tax on indirect transfer of shares.

Law No. 1,943 and Law No. 2,010 introduced a new tax calculated over the profits derived from the indirect transfer of shares in Colombian entities and rights or assets located in Colombia through the transfer of shares, participations or rights of foreign entities are taxed in Colombia as if the underlying Colombian asset had been directly transferred. Where the seller fails to report the deemed income arising on the indirect transfer as net income or capital gains on the income tax return, the “subordinate” Colombian company is jointly and severally liable for the tax payable, as well as any associated interest and penalties. The purchaser also is jointly and severally liable if it becomes aware that the transaction constitutes an abuse for tax purposes. These provisions do not apply where the underlying Colombian assets (i) are shares that are listed on a stock exchange or that are not more than 20% owned by a single beneficial owner or (ii) represent less than 20% of both the book value and the commercial value of the total assets held by the foreign entity being transferred.

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

Argentina

By Decree No. 609/2019 of the Argentine Executive Power and Communication “A” 6770 of the Argentine Central Bank, both dated September 1, 2019, a rigid foreign exchange controls regime was reinstated until December 31, 2019, which has been extended without time limitation by Decree No. 91/2019 issued on December 28, 2019 by the Argentine Executive Power and Communication “A” 6862 issued by the Argentine Central Bank on January 15, 2020. Pursuant to these measures, as further amended and complemented, and other additional measures adopted by the Argentine Central Bank, as of the date of this annual report, among other things:
(a)Prior authorization of the Argentine Central Bank is required for the access to the FX Market for the purchase of foreign currency:
•For portfolio investment purposes for more than $200 per calendar month by individuals;
•For portfolio investment purposes by legal entities, local governments, funds and trusts;
•By non-Argentine residents, except for certain exemptions;
•For the payment of dividends and transfer of earnings out of Argentina, except that no such prior authorization is required for the payment of profits and dividends as from January 17, 2020 in an amount that (including the amount of the payment being made at the time of the access) does not exceed 30% of the value of new capital contributions of foreign direct investments made to the Argentine company duly capitalized and registered before the Registry of Commerce (or pending such registration) and the proceeds of which have been transferred to Argentina and sold for Argentine pesos through the FX Market;
•For the pre-payment of principal and interest on foreign financial indebtedness with an anticipation of more than three business days in advance to the scheduled maturity dates, unless certain conditions are met;
•For the pre-payment of indebtedness for the import of goods and services, except for certain exemptions;
•For the payment of services with related foreign parties, except for certain exemptions, and;

•Until March 31, 2021 for the payment of principal under foreign financial indebtedness with related parties, except for certain exemptions.

(b)The proceeds of the disbursements of foreign financial loans incurred since September 1, 2019 must be transferred into Argentina and converted into Argentine Pesos through the FX Market in order for the Argentine resident debtor to have access to the FX Market for the payment of principal and interests under such foreign financial loan on their scheduled maturity
(c)It is prohibited to access the FX market for the purchase of foreign currency for the payment of local debts and other obligations incurred in foreign currency between Argentine residents originated as of September 1, 2019, except, among others, in the case of obligations instrumented by means of public registries or deeds dated as of August 30, 2019.
(d)The proceeds from the collections of foreign currency by Argentine residents out of Argentina for the export of the following goods since September 2, 2019 are subject to mandatory transfer into Argentina and conversion into Argentine pesos through the FX Market, within the terms described in each case, computed from the shipment date:
•15 consecutive days for crops and soybean oil;
•30 consecutive days for hydrocarbons and derivatives;
•60 consecutive days for exports between related parties not including the goods described above and for metal ores and precious metals;
•180 consecutive days for all other goods; and
•365 consecutive days for small exports under the EXPORTA SIMPLE program for medium and small companies with annual FOB exports of less than $600,000 and individual exports of less than $15,000 each.

Regardless of the applicable maximum terms described above, upon collection of the export receivables, the proceeds thereof are subject to the mandatory repatriation within the five consecutive days computed from the date of payment or collection.
(e)The proceeds from the collection of foreign currency by Argentine residents out of Argentina for the export of services are subject to mandatory Repatriation within the five consecutive days computed from the date they are received.
(f)As a general rule, Argentine residents may access the FX Market for the payment of imports of goods. Different requirements apply for goods with customs entry registration and goods with pending customs entry registration. The Argentine importer may access the FX Market to pay imports of goods with customs entry registration registered in the import payment tracking system (“SEPAIMPO”, after its Spanish acronym), provided that certain requirements are met, including, among others, the payment is not made before the scheduled maturity date. Payments must be made to the foreign supplier. Goods with pending customs entry registration are subject to a special follow-up regime. In addition, the prior authorization of the Argentine Central Bank is required for the import of luxury goods such as luxury cars and motorbikes, and pearls and diamonds, among other luxury goods.

(g)Pursuant to Communication “A” 7001, dated April 30, 2020, as amended, in order to gain access to the FX Market for making any kind of payments, and in addition to applicable requirements, the Argentine Central Bank requires an affidavit from the requestor, (i) stating that it has not sold in Argentina securities settled against foreign currency or transferred securities to custody accounts out of Argentina within the immediately preceding 90 consecutive days; and (ii) committing not to sell in Argentina securities to be settled against foreign currency or to transfer securities to custody accounts out of Argentina within the immediately following 90 consecutive days.

(h)Communication “A” 7030 of the Argentine Central Bank, dated May 28, 2020, requires that, for purposes of accessing the FX Market for making payments of, among others things, imports of goods, services rendered by non-Argentine residents, interests in connection with the import of goods and services, dividends and other earnings distributions, principal and interest on financial debt, payment of debt securities with public registry in Argentina, or for making international portfolio investments or transactions with derivatives by legal entities, other purchases of foreign currency for specific allocation and premium, guarantees and payments on interest hedging transactions, the party will be required to file an affidavit (i) stating, that as of such date, all of such party’s holdings of foreign currency in Argentina are deposited with Argentine financial institutions and that it does not have foreign liquid disposable assets (including, among others, foreign currency, gold and savings and checking deposits in non-Argentine financial institutions) for an equivalent of more than USD$100,000; and (ii) committing to transfer into Argentina and settle for Argentine pesos any foreign currency payments received outside of Argentina from the collection of loans granted to third parties after May 28, 2020, time deposits made after May 28, 2020, or the sale of any asset when the asset was acquired.

(i)On September 15, 2020, the Argentine Central Bank restricted the access to MULC for the payment of principal under foreign financial debt with third parties (other than with international or multilateral credit organizations) in excess of US$1,000,000 per month in the aggregate with maturities between October 15, 2020 and March 31, 2021 to an amount equal to up to 40% of the amount originally due; and provided that the remaining unpaid principal balance is refinanced through a new foreign financial debt with an average life of at least two years, with certain limited exceptions. The Argentine Central Bank authorized the prepayment of principal and interest under foreign financial indebtedness in connection with the refinancings described in this paragraph for up to 45 consecutive days from the original stated maturity, subject to compliance with certain additional requirements. The Argentine Central Bank also allowed the precancellation of interests on foreign financial indebtedness when such precancellation is implemented in connection with the exchange of debt securities and certain additional requirements are met. In addition, pursuant to Communication “A” 7218, dated February 4, 2021, the Argentine Central Bank allowed Argentine residents to access the FX Market for the payment of principal and interest under debt securities registered outside Argentina and issued since February 5, 2021, and that are partially subscribed for in foreign currency in Argentina, subject to certain requirements.

(j)Pursuant to Communication “A” 7030, as amended by Communication “A” 7193, the Argentine Central Bank provides that, until March 31, 2021, with certain limited exceptions, access to the FX Market for the payment of importing certain goods or the payment of principal under imports accounts payable will be subject to the prior approval of the Argentine Central Bank, except where, among other things, the party files an affidavit stating that the aggregate amount of payments of imports made by such party since January 1, 2020 (including the payment requested) does not exceed $1,000,000. Such amount is calculated as the aggregate amount of imports nationalized by the party between January 1, 2020 and the date immediately prior to the date of access to the FX Market, plus payments made for other imports not included in the forgoing calculation, less the amount of payments pending for imports with nationalization made between September 1, 2019 and December 31, 2019.

(k)The access to the FX Market for the purchase of foreign currency for any of the payments described above is subject to compliance with the foreign indebtedness information regime before the Argentine Central Bank.

Since December 21, 2019, the Argentine congress has enacted the Social Solidarity Law, which, among other things, established a new 30% tax on the purchase by Argentine residents of foreign currency for portfolio purposes, the acquisition of goods and services with credit and debit cards, and any payments in connection with international passenger transportation. Digital services rendered from outside Argentina (such as hosting, web services, software as a service, streaming services, etc.) are subject to a reduced tax rate of 8.0%.

In addition, pursuant to Communication “A” 7082, any persons holding loans granted by the government at subsidized interest rates granted in accordance with Decree No. 332/2020 cannot sell securities for settlement in foreign currency in Argentina or transfer them to custody accounts outside Argentina while those loans are outstanding.

By resolution of the CNV No. 878/2021, dated January 11, 2021, the CNV established that, with certain limited exceptions, in order to process any instruction for the sale of securities acquired with Argentine pesos for U.S. dollars outside Argentina, or for the transfer of those securities to depositories outside Argentina, the securities must have been held for at least three business days since the date of their credit in the depository’s custody account.

Pursuant to Decrees Nos. 332/2020 and 376/2020 dated April 1, 2020 and April 20, 2020, respectively, and each as amended, in connection with the COVID-19 crisis, the Argentine government approved government aid for private sector employers. Pursuant to Resolution 591/2020 of the Chief Cabinet of Ministers, entities benefiting from these programs are prohibited from, among other things, making dividend distributions, and purchasing securities with Argentine pesos for their sale for foreign currency or transferring to custody accounts outside Argentina.

Law No. 19,359 (revised text pursuant to Decree No. 480/95 and complementary regulations) establishes penalties for the infringement of any foreign exchange regulations. Penalties include fines of up to a tenfold increase in the amount of the infringing transaction, temporary suspensions, disqualification for up to ten years preventing the infringing party from acting as importer, exporter and/or as foreign exchange institution, or even prison in event of recidivism.
For additional information regarding all current foreign exchange restrictions and exchange control regulations in Argentina, investors should consult their legal advisors and read the applicable rules mentioned herein, as well as any amendments and complementary regulations, which are available at the Argentine Central Bank's website: www.bcra.gob.ar
Colombia

Under Colombian foreign exchange regulations, payments in foreign currency related to certain foreign exchange transactions must be conducted through the commercial exchange market, by means of an authorized financial intermediary, and declaring to the Colombian Central Bank. This mechanism applies to payments in connection with, among others, imports and exports of goods, foreign loans and related financing costs, investment of foreign capital and the remittances of profits thereon, investment in foreign securities and assets and endorsements and guarantees in foreign currency. Transactions through the commercial exchange market are made at market rates freely negotiated with the authorized intermediaries.

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

India

The prevailing foreign exchange laws in India, more specifically, Section 8 of the Foreign Exchange Management Act, 1999, require an Indian company to take all reasonable steps to realize and repatriate into India all foreign currency earned by the company outside India, within such time periods and in the manner specified by the Reserve Bank of India (the "RBI"). The RBI has promulgated guidelines that require Indian companies to realize and repatriate such foreign currency to India, inter alia by way of remittance into a foreign currency account such as an Exchange Earners Foreign Currency ("EEFC") account maintained with an authorized dealer in India. Remittance into an EEFC account is subject to the condition that the sum total of the accruals in the account during a calendar month should be converted into rupees on or before the last day of the succeeding calendar month, after adjusting for utilization of the balances for approved purposes or forward commitments.

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

The following chart is a summary of our principal subsidiaries as of February 11, 2021. You may find complete information about all of our subsidiaries and their respective holdings in Exhibit 8.1.

D. Property, Plant and Equipment

See “Business Overview - Facilities and Infrastructure”.

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

Overview

See "Information on the Company — History and Development of the Company" and "Information on the Company — Business Overview — Overview".

A. Operating Results

Factors Affecting Our Results of Operations

In the last few years, the technology industry has undergone a significant transformation due to two massive and disruptive technology revolutions happening simultaneously. The digital and the cognitive revolutions are affecting how companies connect with consumers and employees as well as providing opportunities to make huge gains in efficiency. Today's users move fast and are keen to interact with their digital ecosystem anywhere and anytime, in a painless, fast, relevant, smart and restriction-free way. They demand personalized, seamless and frictionless experiences that will simplify their lives. We are also facing an abundance of demand for more intelligent and human-like behavior and technology in the market. These revolutions are leveraging new technologies that didn’t exist or weren’t mature enough until a few years ago, such as AI, UX, Mobile, Cloud and VR.

We believe that the most significant factors affecting our results of operations include:

•market demand for integrated engineering, design and innovation technology services relating to emerging technologies and related market trends;
•economic conditions in the industries and countries in which our clients operate and their impact on our clients' spending on technology services;
•our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends;
•expansion of our service offerings and success in cross-selling new services to our clients;
•our ability to obtain new clients, increase penetration levels with our existing clients and continue to add value for our existing clients so as to create long-term relationships;
•the availability of, and our ability to attract, retain and efficiently utilize, skilled IT professionals in Latin America, India, Europe and the United States;
•operating costs in countries where we operate;
•capital expenditures related to the opening of new delivery centers and client management locations and improvement of existing offices;
•our ability to increase our presence onsite at client locations;
•the effect of wage inflation in countries where we operate and the variability in foreign exchange rates, especially relative changes in exchange rates between the U.S. dollar and the Argentine peso, Uruguayan peso, Mexican peso, Colombian peso and Indian rupees; and
•our ability to identify, integrate and effectively manage businesses that we may acquire.

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•Pricing of and margin on our services and revenue mix. For time-and-materials contracts, the hourly rates we charge for our Globers are a key factor impacting our gross profit margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and winning higher profit margin assignments. During the three-year period ended December 31, 2020, we increased our revenues attributable to sales of technology solutions (primarily through our Scalable Platforms, Agile Delivery, Continuous Evolution and UI Engineering Studios), however, our gross profit margin was 37.4%, 38.5% and 39.0% for the years ended December 31, 2020, 2019 and 2018, and our adjusted gross profit margin was 39.1%, 40.4% and 40.6% for the years ended December 31, 2020, 2019 and 2018, respectively, as a result of foreign exchange headwinds combined with some wage inflation in certain of the countries in which we operate and increasing utilization rates.

•Our ability to deepen and expand the portfolio of services we offer while maintaining our high standard of quality. The breadth and depth of the services we offer impact our ability to grow revenues from new and existing clients. Through research and development, targeted hiring and strategic acquisitions, we have invested in broadening and deepening the domains of expertise of our Studios. Our future growth and success depend significantly on our ability to maintain the expertise of each of our Studios and to continue to innovate and to anticipate the needs of our clients and rapidly develop and maintain the expertise of each of our Studios, including relevant domain knowledge and technological capabilities required to meet those client needs, while maintaining our high standard of quality.

•Our ability to recruit, retain and manage our IT professionals may have an effect on our gross profit margin and our results of operations. Our IT professional headcount was 15,290 as of December 31, 2020, 11,021 as of December 31, 2019 and 7,821 as of December 31, 2018. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.

•Evolution of client base. In recent years, as we have expanded significantly in the technology services industry, we have diversified our client base and reduced client concentration; however, because of the Covid-19 pandemic and its significant effect on the travel and hospitality industry, the concentration of our top ten clients from 2019 to 2020 increased significantly. Revenues attributable to our top ten clients increased by 13.3% from 2018 to 2019 and 32.0%

from 2019 to 2020. Over the same period, we have increased our revenues from existing clients by expanding the scope and size of our engagements. The number of clients that each accounted for over $5.0 million of our annual revenues amounted to 32 in 2020, 26 in 2019 and 21 in 2018, and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 129 in 2020, from 107 in 2019 and 90 in 2018.

•Investments in our delivery platform. We have grown our network of locations to 56 as of December 31, 2020, located in 34 cities throughout 16 countries. See “Information on the Company — Business overview. — Facilities and Infrastructure.” Our integrated global delivery platform allows us to deliver our services through a blend of onsite and offsite methods. We have pursued a decentralization strategy in building our network of delivery centers, recognizing the benefits of expanding into other cities in Argentina and other countries in Latin America, including the ability to attract and retain highly skilled IT professionals in increasing scale. Our ability to effectively utilize our robust delivery platform could significantly affect our results of operations in the future.

•Seasonality. See “Information on the Company - Business overview — Seasonality.”

•Net effect of inflation in Argentina and variability in the U.S. dollar and Argentine peso exchange rate. Because a portion of our operations is conducted from Argentina, our results of operations are subject to the net effect of inflation in Argentina and the variability in exchange rate between the U.S. dollar and the Argentine peso. The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, our functional currency in which a substantial portion of our revenues are denominated, the impact of wage inflation on our results of operations will decrease, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will increase. During the year ended December 31, 2020, the Argentine peso experienced a 40.58% devaluation from 59.79 Argentine pesos per U.S. dollar to 84.05 Argentine pesos per U.S. dollar and INDEC reported in 2020 an inflation rate of 36.1%. The combination of this devaluation and the inflation rate is not expected to have a significant impact on our revenues because a substantial portion of our sales are denominated in U.S. dollars. See "Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk" and "Quantitative and Qualitative Disclosures about Market Risk — Wage Inflation Risk."

Our results of operations are expected to benefit from government policies and regulations designed to foster the software industry in Argentina, primarily under the Software Promotion Law. For further discussion of the Software Promotion Law, see "Information of the Company - Business Overview — Government Support and Incentives."

Certain Income Statement Line Items

2020 Compared to 2019

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium to large-sized companies based in the United States, Europe, Asia and Latin America. For the year ended December 31, 2020, revenues increased by 23.5% to $814.1 million from $659.3 million for the year ended December 31, 2019.

We discuss below the breakdown of our revenues by contract type, client location, industry vertical and client concentration. Revenues consist of technology services revenues and reimbursable expenses, which primarily include travel and out-of-pocket costs that are billable to clients.

Revenues by Contract type

We perform our services primarily under time-and-material contracts and, to a lesser extent, fixed-price contracts. The remaining portion of our revenues in each year was derived from other types of contracts.

	Year ended December 31,
	2020		2019

	(in thousands, except percentages)
By Contract
Time & Materials	$698,943	85.9%	$544,131	82.5%
Fixed Price	107,033	13.1%	106,386	16.1%
Subscription resales	8,156	1.0%	8,525	1.3%
Others	7	—%	283	—%
Revenues	$814,139	100.0%	$659,325	100.0%

Revenues by Client Location

Our revenues are sourced from three main geographic markets: North America (primarily the United States), Europe (primarily Spain and the United Kingdom) and Latin America (primarily Argentina, Chile, Mexico and Colombia). We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the year ended December 31, 2020, we had 798 clients.

The following table sets forth revenues by client location by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2020		2019

	(in thousands, except percentages)
By Geography
North America	$574,150	70.5%	$496,353	75.3%
Europe	61,780	7.6%	46,784	7.1%
Asia	8,349	1.0%	4,653	0.7%
Latin America and other	169,860	20.9%	111,535	16.9%
Revenues	$814,139	100.0%	$659,325	100.0%

Revenues by Industry Vertical

We are a provider of technology services to enterprises in a range of industry verticals including media and entertainment, professional services, technology and telecommunications, travel and hospitality, banks, financial services and insurance, consumer, retail and manufacturing and health care, among others. The following table sets forth our revenues by amount and as a percentage of our revenues by industry vertical for the periods indicated:

	Year ended December 31,
	2020		2019

	(in thousands, except percentages)

By Industry Vertical
Banks, Financial Services and Insurance	$193,364	23.8%	$143,788	21.8%
Media and Entertainment	187,071	23.0%	156,292	23.7%
Consumer, Retail & Manufacturing	105,876	13.0%	85,698	13.0%
Professional Services	103,133	12.7%	73,282	11.1%
Technology & Telecommunications	96,643	11.9%	88,183	13.4%
Travel & Hospitality	67,634	8.3%	92,773	14.1%
Health Care	53,781	6.6%	—	—%
Other Verticals	6,637	0.7%	19,309	2.9%
Total	$814,139	100.0%	$659,325	100.0%

The increase in revenues from clients in the banks, financial services and insurance industry vertical was primarily attributable to higher demand for services related to scalable platforms, user interface solutions and mobile.

The increase in revenues from clients in the media and entertainment industry vertical was primarily attributable to a higher demand for our digital content solutions, scalable platforms and consumer experience practices.

The increase in revenues from clients in the consumer, retail and manufacturing industry vertical was primarily attributable to higher demand for services related to scalable platforms solutions, digital content, and consulting services, supported by the cross-selling capabilities of our Studios.

The increase in revenues from clients in the professional services industry vertical was primarily attributable to higher demand for services related to product acceleration practices, digital content and consulting services.

The increase in revenues from clients in the technology and telecommunications industry vertical was primarily attributable to higher demand in digital content, consumer experience services and the cross-selling capabilities of our Studios.

The decrease in revenues from clients in the travel and hospitality industry vertical is primarily attributable to decrease in demand for scalable platforms services considering that these customers were greatly impacted by the outbreak of COVID-19.

Revenues from clients in other verticals decreased by $12.7 million, or 65.6%, to $6.6 million for 2020 from $19.2 million for 2019, since this year was included the health care industry vertical because of the increase of clients in such industry related to this year's business acquisitions.

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

The following table sets forth revenues contributed by our largest client, top five clients, top ten clients and top twenty clients by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2020		2019

	(in thousands, except percentages)

Client concentration
Top client	$89,158	11.0%	$73,772	11.2%
Top five clients	249,451	30.6%	171,928	26.1%
Top ten clients	343,431	42.2%	260,145	39.5%
Top twenty clients	442,902	54.4%	350,074	53.1%

Our top ten customers for the year ended December 31, 2020 have been working with us for, on average, seven years.

An increase in revenues from our top ten clients in 2020 reflects our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for 2020, Walt Disney Parks and Resorts Online, increased by $15.4 million, or 20.9%, to $89.2 million for 2020 from $73.8 million for 2019.

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2019 contributed 89.8% of our revenues in 2020. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annual revenues increased (32 in 2020 and 26 in 2019) and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 129 in 2020 and 107 in 2019. The following table shows the distribution of our clients by revenues for the year presented:

	Year ended December 31,
	2020	2019

Over $5 Million	32	26
$1 - $5 Million	97	81
$0.5 - $1 Million	60	53
$0.1 - $0.5 Million	185	191
Less than $0.1 Million	424	471
Total Clients	798	822

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client's exclusive external technology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Operating Expenses

Up to 70% of the amounts paid by our Argentine subsidiaries for certain social security taxes in respect of base and incentive compensation of our IT professionals (including salaries of personnel allocated both in cost of revenues and selling, general administrative expenses) is credited back to those subsidiaries under the Knowledge based Economy Law, reducing the effective cost of social security taxes of the base and incentive compensation on which those contributions are calculated. For further discussion of the Knowledge based Economy Law, see note 3.7.1.1 to our audited consolidated financial statements for the year ended December 31, 2020.

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

Cost of revenues was $509.8 million for 2020, representing an increase of $104.6 million, or 25.8%, from $405.2 million for 2019. The increase was primarily attributable to the net addition of 4,269 IT professionals since December 31, 2019, an increase of 38.7%, to satisfy growing demand for our services, which translated into an increase in salaries. Cost of revenues as a percentage of revenues increased to 62.6% for 2020 from 61.5% for 2019.

	Year ended December 31,
	2020		2019

	(in millions, except percentages)
	Amount	Variation	Amount	Variation
Primary Costs
Salaries, employee benefits and social security taxes	$(476.5)	30.0%	$(366.6)	25.0%
Shared-based compensation expense	(4.1)	(17.4)%	(5.0)	19.0%
Depreciation and amortization expense	(9.8)	32.8%	(7.4)	85.0%
Travel and housing	(6.9)	(59.8)%	(17.1)	159.1%

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

Selling, general and administrative expense was $217.2 million for 2020, representing an increase of $44.7 million, or 25.9%, from $172.5 million for 2019.

	Year ended December 31,
	2020		2019

	(in millions, except percentages)
	Amount	Variation	Amount	Variation
Primary Selling, General and Administrative Expenses
Salaries, employee benefits and social security taxes	$(86.6)	25.4%	$(69.1)	44.6%
Share-based compensation expense	(20.5)	37.6%	(14.9)	71.3%
Professional services	(23.7)	79.9%	(13.2)	(4.3)%
Depreciation and amortization expense	(21.1)	24.7%	(16.9)	2.4%
Depreciation expense of right-of-use assets	(17.6)	20.9%	(14.6)	100.0%
Taxes	(16.7)	2.9%	(16.2)	165.6%

The increase of salaries, employee benefits, social security taxes and share based compensation was primarily attributable to the addition of sales and management executives. There was also an increase of $7.2 million in depreciation and amortization and depreciation of right-of-use assets. In addition, there was a $10.5 million increase in professional services related to consulting tax matters and legal and audit fees. Selling, general and administrative expenses as a percentage of revenues increased to 26.7% for 2020 from 26.2% for 2019. Share-based compensation expense within selling, general and administrative expenses accounted for $20.5 million, or 2.5%, as a percentage of revenues for 2020, and $14.9 million, or 2.3%, as a percentage of revenues for 2019.

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

Depreciation and Amortization Expense (included in "Cost of Revenues" and "Selling, General and Administrative Expenses")

Depreciation and amortization expense consists primarily of depreciation of our property and equipment (primarily leasehold improvements, servers and other equipment), depreciation of right-of-use assets (primarily office spaces and office equipment) and amortization of our intangible assets (mainly software licenses, acquired intangible assets and internal developments). We expect that depreciation and amortization expense will continue to increase as we open more delivery centers and client management locations.

Net impairment losses on financial assets

Net impairment losses on financial assets mainly include impairment of trade receivables, which represents an allowance for bad debts for expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition. During the years ended December 31, 2020 and 2019, we recorded a loss of $3.1 and $0.3, respectively, related to the recognition of the allowance for bad debts.

The increase of allowance for bad debts was mainly attributable to the impact of the COVID-19 pandemic on our clients from the "Travel & Hospitality" vertical. Because the tourism sector was negatively affected by the COVID-19 pandemic, with impacts on both travel supply and demand, we had to adjust the estimations of ECLs for trade receivables from customers within the “Travel & Hospitality” as well as for the rest of our customers, since at the time of our review, there were some indications of change in payment terms and, to a lesser extent, the probability of non-payment due to the effects of COVID-19 pandemic.

Other operating expenses, net

Other operating expenses, net includes an impairment of intangible assets. For the years ended December 31, 2020 and 2019, we recorded a loss of $0.1 million and $0.7 million, respectively, related to the remeasurement of our internal developments and intangible assets acquired in business combinations, based on our evaluation of projected lower future cash flows from the related customer relationships.

Finance Income

Finance income consists of interest gains on time deposits, financed customers and savings accounts. The increase of finance income of $1.0 million for the year ended December 31, 2019 to $1.9 million for the year ended December 31, 2020 was primarily attributable to interest gains in savings accounts and accrued interests for financed customers. We have made a change in the presentation of the finance income and finance expense, with the objective of presenting within the finance income line item only those gains related to interest (see note 2.2.1 to our audited consolidated financial statements for the year ended December 31, 2020).

Finance Expense

Finance expense includes the interests from borrowings, leases contracts, banking fees and other finance expenses. The increase of finance expense of $6.7 million for the year ended December 31, 2019 to $10.4 million for the year ended December 31, 2020 was due to an increase in borrowings and lease contracts. We have made a change in the presentation of the finance income and finance expense, with the objective of presenting within the finance expense line item only those expenses related to finance costs (see note 2.2.1 to our audited consolidated financial statements for the year ended December 31, 2020).

Other Financial Results, Net

Other financial results, net consists on foreign exchange gain or loss on monetary assets and liabilities denominated in currencies other than the U.S. dollar, gain or loss on transactions with bonds, gain or loss on bills issued by the Treasury of the Argentine Republic (LETES and LECAPs), bills issued by the Treasury Department of the U.S (Treasury bills), foreign exchange forward contracts and future contracts, and mutual funds.

Other financial results, net increased to a $3.6 million gain for the year ended December 31, 2020 from a $5.9 million loss for the year ended December 31, 2019, primarily reflecting a foreign exchange loss of $2.9 million compared to a loss of $8.8 million in 2019, a loss of $3.4 million net related to losses from financial assets measured at fair value through profit or loss compared to a gain of $1.2 million in 2019 and a gain on transactions with bonds of $9.6 million compared to a gain of $1.6 million in 2019.

We have made a change in the presentation of the finance income and finance expense, with the objective of presenting within the finance expense line item only those expenses related to finance costs (see note 2.2.1 to our audited consolidated financial statements for the year ended December 31, 2020).

Other Income and Expenses, Net

Other income and expenses, net decreased to a loss of $1.9 million for the year ended December 31, 2020 from a gain of $0.1 million for the year ended December 31, 2019. Such decrease is explained by the remeasurement of contingent consideration related to the acquisition of Belatrix and Grupo ASSA, fixed assets disposals and termination of leases contracts.

Income Tax Expense

See "Consolidated Financial Statements as of December 31, 2020 and December 31, 2019 and for each of the three years in the period ended December 31, 2020 — Summary of Significant Accounting Policies — Taxation —Current Income Tax".

Income tax expense amounted to $22.3 million for 2020, an increase of $7.3 million from a $15.0 million income tax expense for 2019. The increase in income tax expense was driven by the impact of the devaluation of the Latin American currencies. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) increased to 29.2% for 2020 from 21.8% for 2019, principally explained by the impact of the weakness of some Latin American currencies against U.S. Dollars.

Net Income for the Year

As a result of the foregoing, we had a net income of $54.2 million for 2020, compared to $54.0 million for 2019.

2019 Compared to 2018

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2019 compared to 2018, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the SEC on February 28, 2020.

B. Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities. For the year 2020, we derived 91.4% of our revenues from clients in North America and Latin America pursuant to contracts that are entered into by our subsidiaries located in the United States, Argentina, Chile, Mexico and Colombia.

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

We incur capital expenditures to open new delivery centers, for improvements to existing delivery centers, for infrastructure-related investments and to acquire software licenses and internal developments.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements for the next twelve months from the date of this report.

We will continue to invest in our subsidiaries. In the event of any repatriation of funds or declaration of dividends from our subsidiaries, there will be a tax effect because dividends from certain foreign subsidiaries are subject to taxes. See "Information on the Company — Business Overview — Regulatory Overview — Argentine Taxation — Tax on Dividends" and "Information on the Company — Business Overview — Regulatory Overview — Argentine Taxation — Income Tax".

The following table sets forth our historical capital expenditures for the years ended December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019

	(In thousands)
Total fixed assets acquisitions	$30,095	$20,057
Total intangible assets acquisitions	75,021	25,789
Additions related to business combinations	(52,033)	(18,070)
Total Capital Expenditures	53,083	27,776

Investments

During 2019, we invested $27.8 million in capital expenditures, primarily made to complete our works on our delivery centers in Medellín and Bogotá, Colombia, Tandil, Argentina, and Pune, India, and to provide computer equipment for our delivery centers in Argentina, Mexico and Colombia. Additionally, we invested $11.4 million in internal developments and acquired licenses.

During 2020, we invested $53.1 million in capital expenditures primarily made to complete our works on our delivery centers in Buenos Aires and Tandil, Argentina, Santiago, Chile, Medellin, Colombia and Guadalajara and Mexico City, Mexico, and to provide computer equipment for our delivery centers in Argentina, Mexico, Chile and Colombia. Additionally, we invested $24.5 million in internal developments and acquired licenses.

Acquisitions

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

On August 9, 2019, we entered into an equity purchase agreement with the equityholders of Belatrix Global Corporation S.A., a Spanish stock company, pursuant to which we purchased all of the outstanding equity interests in Belatrix and its subsidiaries. The transaction was simultaneously signed and closed. Belatrix is a software and applications development company with operations in Argentina, Peru, Colombia and the United States. The aggregate purchase price under the equity purchase agreement amounted to $64.5 million.

On October 16, 2019, we entered into an purchase agreement with the equity holders of BI Live S.R.L., an Argentine company, pursuant to which we purchased certain assets, rights and obligations of BI Live. The transaction closed on November 8, 2019. The aggregate purchase price under this agreement amounted to $3.4 million.

On July 31, 2020, we entered into an equity purchase agreement with the equityholders of Grupo ASSA Worldwide S.A., a Spanish stock company and certain of its affiliated entities (collectively, "Grupo ASSA"), pursuant to which we purchased all of the outstanding equity interests in Grupo ASSA. The transaction was simultaneously signed and closed. Grupo ASSA is a digital business consulting company with operations in Latin America, Europe, and the United States. The aggregate purchase price payable under the equity purchase agreement amounted to $74.5 million and the actual consideration to be paid amounts to $54.7 million.

On October 21, 2020, we entered into a purchase agreement with the equity holders of Xappia S.R.L., an Argentine company, Xappia SpA, a Chilean company, and Xappia Brasil Servicios de Assessoria Empresarial LTDA., a Brazilian company, pursuant to which we agreed to purchase all of the outstanding equity interests in Xappia S.RL. and Xappia SpA and certain rights, titles and interests of Xappia Brasil Servicios de Assessoria Empresarial LTDA. The transaction was closed on November 13, 2020. The purpose of the purchase was to increase the Salesforce delivery capabilities to our South American clients. The aggregate purchase price payable under the purchase agreement amounted to $10 million. The actual consideration to be paid amounts to $11.3 million.

On November 9, 2020, we entered into an equity purchase agreement with the equity holders of Giant Monkey Robot, Inc., an American stock company, pursuant to which we purchased all of the outstanding interests in Giant Monkey Robot Inc. and its only subsidiary, Giant Monkey Robot SpA, a Chilean stock company. The transaction was simultaneously signed and closed. Giant Monkey Robot is mainly a game developing company, with experts in complex technology solutions and experienced in supporting and maintaining live operation games for several platforms. The aggregate purchase price payable under the equity purchase agreement amounted to $9.5 million and the actual consideration to be paid amounts to $9.7 million.

On December 18, 2020, we entered into an equity purchase agreement with the equityholder of BlueCap Management Consulting S.L., a Spanish limited liability company ("BlueCap"), pursuant to which we purchased all of the outstanding equity interests in BlueCap. The transaction was simultaneously signed and closed. BlueCap provides leading financial institutions consulting services primarily related to strategic management of risk, capital and value. The aggregate purchase price payable under the equity purchase agreement amounted to €120 million and the actual consideration to be paid amounts to $149.5 million.

As of December 31, 2020, we had cash and cash equivalents and current investments of $298.2 million.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	For the year ended December 31,
	2020	2019

Net cash provided by operating activities	$99,872	$79,735

Net cash used in investing activities	(124,015)	(151,584)

Net cash provided by financing activities	241,546	56,712

Cash and cash equivalents at beginning of the year	62,721	77,606
Cash and cash equivalents at end of the year	280,124	62,469
Net increase (decrease) in Cash and cash equivalents at end of year	217,403	(15,137)

Operating Activities

Net cash provided by operating activities was generated primarily by profits before taxes adjusted for non-cash items, including depreciation and amortization expense, shared-based compensation expense and the effect of working capital changes.

Net cash provided by operating activities was $99.9 million for the year ended December 31, 2020, as compared to net cash provided in operating activities of $79.7 million for the year ended December 31, 2019. This increase of $20.1 million in net cash provided by operating activities was primarily attributable to a $20.0 million increase in profit before income tax expense adjusted for non-cash-items, a $9.2 million increase in working capital and a $9.1 million increase in income tax payments, net of reimbursements.

Changes in working capital in the year ended December 31, 2020 consisted primarily of a $33.9 million increase in trade receivables, a $10.9 million increase in other receivables, a $6.1 million decrease in other assets, a $2.8 million decrease in trade payables, a $0.4 million increase in tax liabilities, and $11.5 million increase in payroll and social security taxes payable. The $33.9 million increase in trade receivables reflects our revenue growth. The $10.9 million increase in other receivables was mainly related to the increase in prepaid expenses, tax receivables and advances to suppliers. Payroll and social security taxes payable increased to $111.9 million as of December 31, 2020 from $72.3 million as of December 31, 2019, primarily as a result of the growth in our headcount in line with our expansion.

 For discussion related to cash flows from operating activities during 2019 compared to 2018, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the SEC on February 28, 2020.

Investing Activities

Net cash of $124.0 million was used in investing activities for the year ended December 31, 2020, as compared to $151.6 million of net cash used in investing activities during the year ended December 31, 2019. During the year ended December 31, 2020, we invested in mutual funds and sovereign bonds, which generated an outflow of $16.3 million, we invested $52.5 million in fixed and intangible assets and $75.1 million in acquisition-related transactions, and we made payments of $2.8 million related to forward contracts.

 For discussion related to cash flows from investing activities during 2019 compared to 2018, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the SEC on February 28, 2020.

Financing Activities

Net cash of $241.5 million was provided by financing activities for the year ended December 31, 2020, as compared to $56.7 million of net cash provided by financing activities for the year ended December 31, 2019. During the year ended December 31, 2020, we received $300.9 million in gross proceeds from the common share public offering in June, $5.8 million for the issuance of shares under our share-based compensation plan and $1.2 million of proceeds from subscription agreements. Additionally, during the year ended December 31, 2020 we paid $41.1 million net of borrowings and $25.1 million of lease liabilities.

 For discussion related to cash flows from financing activities during 2019 compared to 2018, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the SEC on February 28, 2020.

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

In November 2018, Globant, LLC, our U.S. subsidiary (the “Borrower”) entered into an Amended and Restated Credit Agreement (the “A&R Credit Agreement”) with the financial institutions listed therein, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender. As of December 31, 2020, $25.0 million was outstanding under the A&R Credit Agreement.

On February 6, 2020, the Borrower, entered into a Second Amended and Restated Credit Agreement (the “Second A&R Credit Agreement”), by and among certain financial institutions listed therein, as lenders, and HSBC Bank USA, National Association, as administrative agent, issuing bank and swingline lender. Under the Second A&R Credit Agreement, the Borrower may borrow (i) up to $100 million in up to four borrowings on or prior to August 6, 2021 under a delayed-draw term loan facility and (ii) up to $250 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million. The maturity date of each of the facilities is February 5, 2025. Pursuant to the terms of the Second A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to either (i) LIBOR plus 1.50%, or (ii) LIBOR plus 1.75%, determined based on the Borrower’s Maximum Total Leverage Ratio (as defined in the Second A&R Credit Agreement). The Borrower’s obligations under the Second A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The Second A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

Appropriation of Retained earnings under Subsidiaries' local Laws and restrictions on distribution of dividends by certain Subsidiaries

The ability of certain of our subsidiaries to pay dividends to us is subject to their satisfaction of requirements under local law to set aside a portion of their net income in each year to legal reserves, as well as subject to certain tax restrictions. Please refer to Note 30 of our consolidated financial statements for further information.

Equity Compensation Arrangements

On July 3, 2014, our board of directors and shareholders approved and adopted the 2014 Equity Incentive Plan, which was amended by our board of directors to increase the number of common shares that may be issued as stock awards from 1,666,667 to 3,666,667 on May 9, 2016, and from 3,666,667 to 5,666,667 on February 13, 2019.

Under the terms of our 2014 Equity Incentive Plan, from its adoption until the date of this annual report, we have granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,270,059 common shares and 1,311,666 restricted stock units net of any cancelled and/or forfeited awards. Most of the options and the restricted stock units under the plan were granted with a vesting period of four years, 25% of the options becoming exercisable on each anniversary of the grant date. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date. Each of our employee share options is exercisable for one of our common shares, and each of our restricted stock units will be settled, automatically upon its vesting, with one of our common shares. No amounts are paid or payable by the recipient on receipt of an option or restricted stock units. Neither the options nor the restricted stock units carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date).

Share-based compensation expense for awards of equity instruments to employees is determined based on the grant-date fair value of the awards. Fair value is calculated using the Black-Scholes option pricing model.

There were 1,521,988, 1,676,498 and 2,322,305 outstanding stock options and restricted stock units as of December 31, 2020, 2019 and 2018, respectively. For 2020, 2019 and 2018, we recorded $24.6 million, $19.9 million and $12.9 million of share-based compensation expense related to these share option and restricted stock unit agreements, respectively.

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

See "Consolidated Financial Statements as of December 31, 2020 and December 31, 2019 and for each of the three years in the period ended December 31, 2020 — Note 4. Critical Accounting Judgements and Key Sources of Estimation Uncertainty ".

Application of New and Revised International Financial Reporting Standards

See "Consolidated Financial Statements as of December 31, 2020 and December 31, 2019 and for each of the three years in the period ended December 31, 2020 — Basis of Preparation of these Consolidated Financial Statements — Application of New and Revised International Financial Reporting Standards".

C. Research and Development, Patents and Licenses, etc.

See “Information of the company - Business Overview — Intellectual Property.”

D. Trend Information

See "Operating Results — Factors Affecting Our Results of Operations."

E. Off-Balance Sheet Arrangements

As of and for the three years ended December 31, 2020, we were not party to any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of December 31, 2020 and the effect such obligations are expected to have on our liquidity and cash flows.

	Payments due by period (in thousands)
	2021	2022	2023	Thereafter	Total
Trade payables	$35,266	$2,400	$1,485	$1,355	$40,506
Borrowings	1,440	589	527	26,054	28,610
Lease liabilities	19,511	20,011	18,214	44,899	102,635
Other financial liabilities (1)	19,493	33,540	20,989	6,461	80,483
TOTAL	$75,710	$56,540	$41,215	$78,769	$252,234

(1)Corresponds to liabilities related to business combinations See note 25 to our audited consolidated financial statements.

G. Safe harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Statements Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

The table below sets forth information concerning our directors as of February 11, 2021.

Name	Position	Age	Date of Appointment	Current Term Expiring at Annual Meeting of Shareholders to Be Held in Year
Martín Migoya	Chairman of the Board and Chief Executive Officer	53	June 20, 2018	2021
Martín Gonzalo Umaran	Director and Chief of Staff	52	April 3, 2020	2023
Guibert Andrés Englebienne	Director and Chief Technology Officer	54	April 3, 2020	2023
Francisco Álvarez-Demalde	Director	42	May 31, 2019	2022
Mario Eduardo Vázquez	Director	85	May 31, 2019	2022
Philip A. Odeen	Director	85	June 20, 2018	2021
Linda Rottenberg	Director	52	April 3, 2020	2023
Richard Haythornthwaite	Director	64	May 31, 2019	2021

Directors may be re-elected for one or more terms of up to four-years. Directors appointed to fill vacancies remain in office until the next general meeting of shareholders.

Globant S.A. was incorporated in Luxembourg on December 10, 2012. References to the terms of service or appointment of our directors and senior management in the following biographies include their service to our predecessor companies, which were organized in Spain.

Martín Migoya

Mr. Migoya has served as Chairman of our board of directors and Chief Executive Officer since 2005. He founded our company together with Messrs. Englebienne, Nocetti and Umaran in 2003. Mr. Migoya is frequently invited to lecture at various conventions and at universities like MIT and Harvard, and has been a judge at the Endeavor Entrepreneurs panel and at La Red Innova. Mr. Migoya was selected as an Endeavor Entrepreneur in 2005 and won a Konex Award as one of the most innovative entrepreneurs of 2008. He was selected as an Argentine Creative Individual of 2009 (Círculo de Creativos de la Argentina) and received the Security Award as one of the most distinguished Argentine businessmen of 2009. He also received in 2009 the America Economía Magazine’s “Excellence Award”, which is given to entrepreneurs and executives that contribute to the growth of Latin American businesses. In 2011, Latin Trade recognized Mr. Migoya as Emerging CEO of the Year. In 2013, Mr. Migoya received the “Entrepreneur of the Year Award” from Ernst & Young. In 2019, he was named Top CEO of the Year at the 2019 CEO World Awards and CEO of the year by El Cronista Comercial (Argentina). He is a member of the Young President’s Organization and a board member of Endeavor Argentina. Mr. Migoya holds a degree in electronic engineering from Universidad Nacional de La Plata (UNLP) and a master’s degree in business administration, from the Universidad del Centro de Estudios Macroeconómicos de Argentina. He co-authored two books, "The Never Ending Digital Journey" and "Embracing the power of AI", where he shares his thoughts on how technology is changing the world and how brands need to adapt to lead this revolution. We believe that Mr. Migoya is qualified to serve on our board of directors due to his intimate familiarity with our company and the perspective, experience, and operational expertise in the technology services industry that he has developed during his career and as our co-founder and Chief Executive Officer.

Martín Gonzalo Umaran

Mr. Umaran has served as a member of our board of directors since 2012 as well as Chief of Staff since 2013. As Globant’s Chief of Staff, Mr. Umaran is responsible for coordinating our back office activities, supporting executives in daily projects and acting as a liaison to our senior management. He is also responsible for our mergers and acquisitions process and for strategic initiatives. From 2005 to 2012, he served as Globant’s Chief Operations Officer and Chief Corporate Business Officer, in charge of managing our delivery teams and projects. Together with his three Globant co-founders, Mr. Umaran was selected as an Endeavor Entrepreneur in 2005. Mr. Umaran holds a degree in mechanical engineering from Universidad Nacional de La Plata (UNLP) and a Masters in Business Administration from IDEA University. We believe that Mr. Umaran is qualified to serve on our board of directors due to his intimate familiarity with our company and his perspective, experience, and operational expertise in the technology services industry that he has developed during his career as a co-founder of our company.

Guibert Andrés Englebienne

Mr. Englebienne has served as a member of our board of directors and as Chief Technology Officer since 2003. He is one of Globant’s co-founders. Prior to co-founding Globant, Mr. Englebienne worked as a scientific researcher at IBM and, later, as head of technology for CallNow.com Inc. As Globant’s Chief Technology Officer, he oversees the technological development of Globant's diverse Studios, each a deep pocket of expertise with a focus on incorporating the latest trends to bring solutions to global companies. Together with his three Globant co-founders, Mr. Englebienne was selected as an Endeavor Entrepreneur in 2005. In addition to his responsibilities at Globant, Mr. Englebienne is President of Endeavor Argentina. In 2011, he was included in Globalization Today’s “Powerful 25” list. Mr. Englebienne holds a bachelor’s degree in Computer Science and Software Engineering from the Universidad Nacional del Centro de la Provincia de Buenos Aires in Argentina. We believe that Mr. Englebienne is qualified to serve on our board of directors due to his intimate familiarity with our company and his perspective, experience, and operational expertise in the technology services industry that he has developed during his career as a co-founder of our company.

Francisco Álvarez-Demalde

Mr. Mr. Álvarez-Demalde has been a member of the board since 2007. He is a founder and co-managing partner of Riverwood Capital, a leading growth-capital private equity firm focused on the global technology industry, and one of the largest early investors in Globant. Before starting Riverwood Capital, Mr. Álvarez-Demalde was an investment executive at Kohlberg Kravis Roberts & Co., where he focused on leveraged buyouts in the technology industry and other sectors. Mr. Álvarez-Demalde was also an investment professional at Eton Park Capital Management and Goldman Sachs & Co. Mr. Álvarez-Demalde is a former and current director of several technology companies, including Alog Data Centers do Brasil, Billtrust, Greenhouse, LAVCA, Navent, Nubox, Vtex, among several others. Mr. Álvarez-Demalde earned a bachelor’s degree in economics from Universidad de San Andrés, Argentina, which included an exchange program at the Wharton School at the University of Pennsylvania. We believe that Mr. Álvarez-Demalde is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Mario Eduardo Vázquez

Mr. Vázquez has served as a member of our board of directors and chairman of Globant’s audit committee since June 2012. From 2003 to 2006, he served as the Chief Executive Officer of Grupo Telefónica in Argentina. Mr. Vázquez worked in auditing for Arthur Andersen for 33 years until his retirement in 1993, including 23 years as a partner and general director in many of Globant’s markets, including Argentina, Chile, Uruguay, and Paraguay. As former partner and general director of Arthur Andersen, Mr. Vázquez has significant experience with U.S. GAAP accounting and in assessing internal control over financial reporting. Mr. Vázquez currently serves on the board of directors of MercadoLibre, Inc and is currently a member of the audit committee of both MercadoLibre, Inc and Despegar S.A. Also, Mr. Vazquez currently serves as member of the compensation committee of MercadoLibre, Inc. Mr. Vázquez served as a member of the board of directors of YPF, S.A. and as the president of the Audit Committee of YPF, S.A, until April 2012. He has also served as a member of the board of directors of Telefónica Argentina S.A., Telefónica Holding Argentina S.A., Telefónica Spain S.A., Banco Santander Rio S.A., Banco Supervielle Societe General S.A., and CMF Banco S.A., and as alternate member of the board of directors of Telefónica de Chile S.A. Mr. Vázquez received a degree in public accounting from the Universidad de Buenos Aires. We believe that Mr. Vázquez is qualified to serve on our board of directors due to his financial expertise and his experience serving as a director of other companies.

Philip A. Odeen

Mr. Odeen has served as a member of our board of directors since 2012 and chairman of Globant's Compensation Committee since 2020. Mr. Odeen has also served as a proxy director of Leonardo DRS since 2013. He was a director of Booz Allen Hamilton from 2008 to 2019. From 2009 to 2013, Mr. Odeen served as the chairman of the board of directors and lead independent director of AES Corporation, and as a director of AES Corporation from 2003 to 2013. From 2008 to 2013, Mr. Odeen served as the chairman of the board of directors of Convergys Corporation, and as a director of Convergys Corporation from 2000 to 2013. Mr. Odeen served as a director of each of QinetiQ North America, Inc. from 2006 to 2015, ASC Signal Corporation from 2009-2015, and Red Hawk from 2015-2018. From 2006 to 2007, Mr. Odeen served as chairman of the board of directors of Avaya Corporation and as a director from 2002 to 2007. He served on the board of directors of Reynolds and Reynolds Company from 2000 to 2007, and as its chairman from 2006 to 2007. Mr. Odeen was a director of Northrop Grumman from 2002 to 2008. Mr. Odeen served as chairman and Chief Executive Officer of TRW Inc., retiring from the position in December 2001. Additionally, Mr. Odeen served as Chief Executive Officer of BDM from 1992 to 1997. Prior to that he was a partner with Coopers & Lybrand from 1978 to 1992, and Vice Chairman of the Management Consulting practice from 1991 to 1992. Mr. Odeen has a Bachelor’s Degree in Government from University of South Dakota, attended University of Liverpool, England as a Fulbright Scholar, and has a Master’s Degree in Political Science from the University of Wisconsin. We believe that Mr. Odeen is qualified to serve on our board of directors due to his experience in leadership and guidance of public and private companies as a result of his varied global business, governmental and non-profit experience.

Linda Rottenberg

Ms. Rottenberg has served as a member of our board of directors since 2017 and chairman of Globant's Corporate Governance and Nominating Committee since 2020. She is the Co- Founder and Chief Executive Officer of Endeavor Global Inc., a leader of the global entrepreneurship movement, since 1997. With offices in 40 countries, 500 employees, and an unrivaled network, Endeavor Global Inc. rigorously identifies, selects, and scales the most innovative companies in emerging and underserved markets. Endeavor Entrepreneurs have collectively produced 4 million jobs and annually generates over $27 billion in revenue. Ms. Rottenberg also oversees Endeavor Catalyst Funds, a pioneering co-investment fund that is widely recognized as a premier venture investor in Latin America, the Middle East, Southeast Asia, Africa, Europe, and the United States. Since launching in 2012, Endeavor Catalyst Funds has raised over $250 million across three funds, made 160 investments across 30 countries, and realized 10 exits. Under Ms. Rottenberg's leadership, Endeavor Catalyst Fund has made investments in Latin America, including Globant S.A., Rappi (valued at more than $3.5 billion), and Creditas (valued at $1.75 billion), Europe/Middle East, including Peak Games (acquired by Zynga in $1.8 billion) and Checkout.com (valued at more than $15 billion), and Southeast Asia, including Bukalapak (valued at more than $2.5 billion) and RUMA (acquired by Go-JEK). In addition to serving as a member of our board of directors, Ms. Rottenberg currently serves as a director to OLO, the leading SaaS-based food-ordering platform, and Reinvent Technology Partners Z, a SPAC formed by LinkedIn cofounder Reid Hoffman and Zynga founder Marc Pincus (NYSE: RTPZ-U). She formerly served as a director of ZAYO Group, an $8.3 billion global bandwidth infrastructure company. She is a member of YPO, CFR, and the Yale President’s Council on International Activities. Her 2014 book, "CRAZY IS A COMPLIMENT", became an instant New York Times bestseller. Ms. Rottenberg has been named “Innovator for the 21st Century” (TIME), “America’s Best Leader” (U.S. News) and “Global Leader for Tomorrow" (World Economic Forum). She is the subject of four Harvard Business School and one Stanford GSB case studies. Other honors include: Silicon Valley Forum Visionary Award; Heinz Award; Babson College Honorary Doctorate of Humane Letters; Yale Law School Award of Merit. Ms. Rottenberg is a graduate of Harvard College and Yale Law School. We believe that Ms. Rottenberg is qualified to serve on our board of directors due to her knowledge and experience in the technology industry and experience serving as director of other companies.

Richard Haythornthwaite

Mr. Haythornthwaite has served as a member of our board of directors since February 2019. He served as the global chairman of the NYSE-listed Mastercard Inc. until December 31, 2020. Mr. Haythornthwaite is also Advisory Partner to Moelis & Co and chairman designate of Ocado Plc. He is a co-founder and chairman of QIO Technologies, an industrial artificial intelligence company. He is also an investor in and chairman of ARC International, the global glass tableware manufacturer. He was previously the CEO of Invensys from 2001-2005 and Blue Circle Industries from 1999-2001 having joined as Director of Asia and Europe in 1997. He spent his early career in BP from 1978-1995 before moving to Premier Oil as Commercial Director from 1995 to 1997. He has served as on the boards of Network Rail and Centrica Plc. as chairman and Cookson, Lafarge, ICI and Land Securities as non-executive director. In the UK non-for-profit sector he is the current chair of the Creative Industries Federation and former chair of the Southbank Centre and Almeida Theatre. He was educated at MIT (Sloan Fellow) and The Queen’s College, Oxford (MA  Geology). We believe that Mr. Haythornthwaite is qualified to serve on our board of directors due to his extensive business experience, risk management expertise and financial understanding.

Senior Management

As of February 11, 2021, our group senior management is made up of the following members:

Name	Position
Martín Migoya	Chief Executive Officer
Martín Gonzalo Umaran	Chief of Staff
Guibert Andrés Englebienne	Chief Technology Officer
Juan Ignacio Urthiague	Chief Financial Officer
Yanina Maria Conti	Chief Accounting Officer
Gustavo Barreiro	Chief Information Officer
Sol Mariel Noello	General Counsel
Wanda Weigert	Chief Brand Officer
Patricia Pomies	Chief Delivery and People Officer
Mercedes María Mac Pherson	Chief Talent & Diversity Officer

The business address of our group senior management is c/o Sistemas Globales Uruguay S.A., Paraguay 2141, 9th floor, Aguada Park, 11800, Montevideo, Uruguay.

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

Sol Mariel Noello

Mrs. Noello has been our General Counsel since December 2018. She first joined Globant as Legal Counsel in 2011 and has been in charge of supervising the functions of Globant´s Legal department since February 2015, in the roles of Leader and Manager of Globant´s Legal department. In such roles, Mrs. Noello contributed to the growth of the area and the development of an internal legal support system, including the implementation of processes and controls related to the legal function within the company. Before joining Globant, Mrs. Noello worked at Tata Consultancy Services from 2009 to 2011, as Legal Officer in the company´s regional legal department for LATAM. Mrs. Noello holds a law degree from Universidad de Belgrano in Argentina and has completed a number of post-graduate courses in corporate law at Universidad Argentina de la Empresa.

Wanda Weigert

Mrs. Weigert has been our Chief Brand Officer since November 2018. From 2007 to 2018, she served as our Communications Manager and Director of Communications and Marketing. She joined Globant in 2005 and worked for two years in the Internet marketing department as a senior consultant. From 2002 to 2005, she worked at Jota Group, a publishing house where she was responsible for the development of corporate communications tools for different multinational customers. Mrs. Weigert created and supervises Globant’s communications department. As our Chief Brand Officer, she coordinates Globant’s relationships with the press throughout the globe. She is also responsible for developing both our internal and external communications strategies. Mrs. Weigert holds a bachelor’s degree in social communications from Universidad Austral and she completed her post-graduate studies in marketing at the Pontificia Universidad Católica Argentina “Santa Maria de los Buenos Aires."

Patricia Pomies

Mrs. Pomies has been our Chief Delivery Officer since January 2017. In this role, Mrs. Pomies is in charge of our overall strategy related to quality of service and delivery. At the same time, recognizing the importance of Globers’ well-being, training and skill development, Mrs. Pomies was appointed as Chief Delivery and People Officer, expanding her responsibilities to include oversight of the People department of the company. Mrs. Pomies is an advocate for increasing the number of women in management positions, recognizing the gender gap in the tech industry. In addition, she was one of the architects behind Globant’s Be Kind initiative, focusing on development areas in gender equality, technology ethics and renewable energy, among others. Mrs. Pomies first joined our company in 2012 and was previously a director of Europe, Middle East and Africa (EMEA) and on-line, insurance and travel (OIT), two of our main business units. As such, she was responsible for each unit’s business and operations, with particular focus on expanding the EU market. Mrs. Pomies was director at Educ.ar Portal from 2003 to 2013, a key initiative within Argentina’s Ministry of Education for principals, teachers, students and families to adopt information and communication technologies in education. Additionally, she was responsible for content production and tracking of “Equality Connect,” a program directly supported by the President of Argentina to distribute more than 3.5 million netbooks within the Argentine public education system. Mrs. Pomies has been a Professor of Social Communication at Maimonides University and Assistant Professor of Communication Sciences at the University of Buenos Aires.

Mercedes María MacPherson

Mercedes María MacPherson has been our Chief Talent & Diversity Officer since December 2019. She has been working in the human resources function for 17 years. During the last ten years at Globant, she has served as our Head of Talent Acquisition, Compensations, People Champions and People Latam Region. She previously worked as a Director and Recruiting Manager for Leviminond Group, where she was responsible for the startup of an recruitment process outsourcing business unit covering the Argentine, Latin-American and U.S. markets. During that time, she led several recruiting projects working alongside the Ministry of Labor and several IT companies to recruit over 12,000 candidates nationwide in Argentina. She started her education at the University of Northern Colorado and ultimately majored in International Relations at

Universidad del Salvador. Ms. MacPherson was also a teacher at Universidad de Palermo, where she taught the international program of Human Resources Management for the University of London.

B. Compensation

Compensation of Board of Directors and Senior Management

The total fixed and variable remuneration of our directors and senior management for the years ended December 31, 2020, 2019 and 2018 amounted to $6.6 million, $6.9 million and $5.1 million, respectively.

We adopted an equity incentive plan in connection with the completion of our initial public offering. See “Compensation — 2014 Equity Incentive Plan” below for further information. From the adoption of this plan until the date of this annual report we granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,270,059 common shares and 1,311,666 restricted stock units net of any cancelled and/or forfeited awards. In addition, we replaced our existing variable compensation arrangements with a new short-term incentive plan providing for the payment of bonuses based on the achievement of certain financial and operating performance measures.

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

Awards. The plan provides for grants of stock options, stock appreciation rights, restricted or unrestricted stock awards, restricted stock units, performance awards, and other stock-based awards.

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

During 2020, we paid an aggregate cash compensation of $525,000 and we granted a total of 2,295 restricted stock units to certain independent members of our board of directors, all of which had been previously approved by our shareholders at our 2020 annual general meeting.

During 2021, the independent members of our board of directors will be eligible to receive cash compensation up to $100,000 each and to receive grants of equity awards in an amount up to $100,000 each, subject to the approval of our shareholders at our 2021 annual general meeting.

Members of our senior management who are members of our board of directors (Messrs. Migoya, Umaran and Englebienne) will not receive compensation from us for their service on our board of directors, but have received and will continue receiving cash compensation and share based compensation for their services as executive officers. See “Compensation — Compensation of Board of Directors and Senior Management.”

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

In 2016, our compensation committee approved an amendment to Martín Migoya’s noncompetition agreement to increase his compensation to 36 times the highest monthly compensation paid to him during the 12-month period immediately preceding the date of termination of his employment. In addition, our compensation committee approved an amendment each founder’s noncompetition agreement so that the compensation calculation will include the proportional amount of any variable annual cash compensation payable to each founder, at target amounts, and that each founder will be entitled to receive continued health coverage and life insurance after the termination of their employment and for a period of 36 months in the case of Martín Migoya and of 24 months in the case of Messrs. Umaran, Englebienne and Nocetti.

In addition, our compensation committee approved the execution of a noncompetition agreement with Mr. Marsicovetere, our former Chief Operating Officer, Mr. Scannapieco, our former Chief Financial Officer, and Ms. Pomies, under substantially similar terms and conditions to those applicable to those of Messrs. Umaran, Englebienne and Nocetti.

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

Directors are elected by the general meeting of shareholders, and appointed for a period of up to four years; provided, however, that directors are elected on a staggered basis, with one-third of the directors being elected each year; and provided, further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment, and each director will hold office until his or her successor is elected. The general shareholders meeting may remove one or more directors at any time, without cause and without prior notice by a resolution passed by simple majority vote. If our board of directors has a vacancy, such vacancy may be filled on a temporary basis by a person designated by the remaining members of our board of directors until the next general meeting of shareholders, which will resolve on a permanent appointment. Any director shall be eligible for re-election indefinitely.

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

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, our audit committee:

•is responsible for the appointment, compensation and retention of our independent auditors and reviews and evaluates the auditors’ qualifications, independence and performance;
•oversees our auditors’ audit work and reviews and pre-approves all audit and non-audit services that may be performed by them;
•reviews and approves the planned scope of our annual audit;
•monitors the rotation of partners of the independent auditors on our engagement team as required by law;
•reviews our financial statements and discusses with management and our independent auditors the results of the annual audit and the review of our quarterly financial statements;
•reviews our critical accounting policies and estimates;

•oversees the adequacy of our accounting and financial controls;
•annually reviews the audit committee charter and the committee’s performance;
•reviews and approves related-party transactions; and
•establishes and oversees procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters and oversees enforcement, compliance and remedial measures under our code of conduct.

The current members of our audit committee are Ms. Rottenberg and Messrs. Odeen and Vázquez, with Mr. Vázquez serving as the chairman of our audit committee and our audit committee financial expert as currently defined under applicable SEC rules. Each of Messrs. Vázquez and Odeen and Ms. Rottenberg satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well us under Rule 10A-3 under the Exchange Act.

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

Compensation Committee

Our compensation committee reviews, recommends and approves policy relating to compensation and benefits of our officers and directors, administers our common shares option and benefit plans and reviews general policy relating to compensation and benefits. Duties of our compensation committee include:

•reviewing and approving corporate goals and objectives relevant to compensation of our directors, chief executive officer and other members of senior management;
•evaluating the performance of the chief executive officer and other members of senior management in light of those goals and objectives;
•based on this evaluation, determining and approving the compensation of the chief executive officer and other members of senior management;
•administering the issuance of common shares options and other awards to members of senior management and directors under our compensation plans; and
•reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

The current members of our compensation committee are Messrs. Odeen, Vázquez and Haythornthwaite, with Mr. Odeen serving as chairman. Each of Messrs. Odeen, Vázquez and Haythornthwaite satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE.

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

The current members of our corporate governance and nominating committee are Ms. Rottenberg and Messrs. Alvarez-Demalde and Haythornthwaite, with Ms. Rottenberg serving as chairman. Each of Ms. Rottenberg and Messrs. Alvarez-Demalde and Haythornthwaite satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE.

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

As of December 31, 2020, 2019 and 2018, on a consolidated basis, we had 16,251, 11,855 and 8,384 employees, respectively.

As of December 31, 2020, we had 167 Globers, principally at our delivery centers in Rosario, City of Buenos Aires and Mendoza, in Argentina, covered by a collective bargaining agreement with the trade union Federación Argentina de Empleados de Comercio y Servicios ("FAECYS"), which is renewed on an annual basis. In addition, the Globers from our Brazilian payroll are affiliated with the trade union SINDPD-SP, the Globers from our Spanish payroll are affiliated with the trade unions UGT y CCOO - Oficinas y Despachos de la Comunidad de Madrid, and the Globers from our French payroll are affiliated to the trade union Fédération Syntec.

The following tables show our total number of full-time employees as of December 31, 2020 broken down by functional area and geographical location:

Number of employees
Technology	14,167
Operations	1,123
Sales and Marketing	149
Management and administration	812
Total	16,251

Number of employees
Argentina	4,792
Brazil	460
Colombia	3,801
Chile	830
United Kingdom	66
Uruguay	689
United States	579
Mexico	1,979
Peru	687
India	1,815
Spain	318
Belarus	119
Romania	105
France	6
Canada	4
Luxembourg	1
Total	16,251

In 2007, we commenced shifting from a Buenos Aires-centric delivery model to a distributed organization with locations across Argentina, Latin America, Europe, Asia, and elsewhere. We believe that decentralizing our workforce and delivery centers improves our access to talent and could mitigate the impact of IT professionals’ attrition on our business. Additionally, we provide employees with more choices of where to work, which improves satisfaction and helps us retain our Globers. We continue to draw talent primarily from Latin America and Asia’s abundantly skilled talent base.

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

Of our employee base, approximately 74.6% of our Globers have obtained a university degree and 22.3% are undergoing university-level studies while they are employed by our company. Approximately 3.2% have obtained a postgraduate level degree, and many have specialized industry credentials or licensing, including in systems engineering, electronic engineering, computer science, information systems administration, business administration and graphic and web design.

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

Employee retention is one of our main priorities and a key driver of operational efficiency and productivity. We seek to retain top talent by providing the opportunity to work on cutting-edge projects for world-class clients, a flexible work environment, training and development programs, and non-traditional benefits. The total attrition rate among our Globers was 13.0%, 14.6% and 18.2% for the years ended December 31, 2020, 2019 and 2018, respectively.

Learning and Development

We empower our Globers to take ownership over their careers, and offer the following five professional development dimensions:

•Geocultural diversity: We encourage our Globers to work in a location of their choosing and embrace cultural exchanges. We have more than 50 offices in 15 countries, including LATAM, the United States, Europe and India with open positions and relocation opportunities.
•Technology: Our studios consolidate expertise around a variety of emerging technologies where our Globers can develop, explore and learn.
•Industry expertise: We work with many clients across different industries, which enables our Globers to develop their careers with an industry focus within a given account or on multiple accounts of their industry of choice.
•Multiple industries: We have approximately 800 clients spanning several different industries. Our Globers may pursue industry agnostic career paths or switch to different industries of focus.
•Open positions: Globers can navigate their career paths within our company by gaining seniority or moving internally into other roles in different areas of expertise.

We dedicate significant resources to the development and professional growth of our employees through learning experiences. We do this with programs and tools, such as career paths, mentoring, talent assessment, succession planning, continuous feedback and performance management.

In 2020, we evolved our Globant Academy to Globant University. Globant University is the nucleus of career development and growth at Globant. It’s purpose is to drive a culture of continuous development where Globers can manage their career path and take learning and development experiences in one location. It includes two main tools: My Growth and Campus, and a full list of programs and processes that accompany Globers on their journeys at Globant.

MyGrowth is the main place where Globers can go to manage and track their job position, areas of expertise and career opportunities.

In a complementary way, Campus is a learning tool where Globers can find learning maps (repositories of different learning opportunities such as articles, videos, external courses and more) to learn in the flow of work. It also offers a catalog with live sessions, self-paced trainings and evaluations to challenge their skills.

Since Campus serves as a learning hub, the entire company can access the opportunities of the main programs at Globant to develop different skills.

For technical skills, we offer short training programs, called Academies, focused on building new skills (reskilling) or upgrading the ones previously acquired (upskilling), and self-paced online courses on Acamica and Udemy for Business platforms and learning maps aligned to technical careers. For Leadership skills, we offer Leadership Accelerator Program courses, Leader Maturity Program courses and an entire learning map. For Agile and Soft Skills, we offer live sessions, Smart Working Learning Maps and online courses on Coursera for Business. For Diversity and inclusion skills, we offer Be Kind Learning Program courses and Diversity Learning maps. For Languages, we offer Language Program workshops. Finally, Campus includes training and other self-paced resources to learn about internal processes.

At Globant, we encourage a culture of continuous learning based on exploring, experimenting and socially sharing knowledge through different campaigns and internal forums.

We also use specific programs to recruit, train and develop our employees. Our Bootcamps program has the goal of selecting, training and hiring talented collaborators. In order to share with Globers real experiences of success at career development, we host local sessions of Career Development Talks where Globers let others know their stories.

For our leaders, we have three initiatives under our Leadership Accelerator Program: LeAP courses to strengthen their skills in order to lead themselves, teams and business; Maturity Program, focused on project management skills; and the Leadership Development Program to help them enhance their skills by identifying areas of improvement through leadership assessments.

Through our Learning Community, we provide our trainers and our learning content developers with a space to share experiences, connect with others with the same interests and supply the resources to have the best learning experiences at Globant.

Complementary to these learning programs, we have the following programs focused on career growth:

•Continuous Promotions: a program where Globers have an opportunity to upgrade their position;
•Lateral Movements: Globers can make a lateral movement into a different role throughout the whole year, based on the wishes and interests of the Glober;
•Continuous Feedback: a way to have meaningful conversations relating to each Glober’s work product; and
•Continuous Evaluation: a program where leaders consistently give their feedback and have meaningful conversations with Globers about performance and potential. These evaluations drive career decisions (such as promotions or recognitions, etc.).

Finally, at Globant we are focused on encompassing growth process, career opportunities and learning programs under one brand: Globant University.

Compensation

We offer our Globers a compensation package consisting of base salary, short term bonuses, long term incentives (for certain eligible positions) and fringe benefits. The variable component of our compensation package is intended to strengthen our values and culture, foster employee improvement and development, and align with our business strategy to pay for performance and development. Based on the Glober's position, bonus payments under the short term incentive plan are contingent on the accomplishment of key metrics, such as performance results, manager feedback and Globant's results. For key employees, we offer a long term incentive program in the form of share based compensation.

We offer several benefits including subsidized company trips, extended maternity and paternity leaves, health plans for Globers (and in some countries, for the Glober's family), yoga, relaxation and massage sessions, and corporate discount programs at certain universities and gyms, among others.

E. Share Ownership

Share Ownership

The total number of shares of the company beneficially owned by our directors and executive officers, as of the date of this annual report, was 1,149,390 (includes common shares subject to options that are currently exercisable or will be exercisable within 60 days of February 11, 2021, as well as common shares issuable upon settlement of restricted stock units that have vested or will vest within 60 days of February 11, 2021), which represents 2.85% of the total shares of the company. See table in “Major Shareholders and Related Party Transactions — Major Shareholders.”

Share Options

See “Compensation — Compensation of Board of Directors and Senior Management — 2014 Equity Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of February 11, 2021 by:

•each of our directors and members of senior management individually;
•all directors and members of senior management as a group; and
•each shareholder whom we know to own beneficially more than 5% of our common shares.

As of February 11, 2021, we had 40,029,500 issued and outstanding common shares. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, to receive the economic benefit of ownership of the securities, or has the right to acquire such powers within 60 days. Common shares subject to options, restricted stock units, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of February 11, 2021are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. As of February 11, 2021, we had 154 holders of record in the United States with approximately 94.67% of our issued and outstanding common shares.

	Number	Percent
Directors and Senior Management
Francisco Álvarez-Demalde (1)	27,000	*
Gustavo Barreiro (2)	40,153	*
Yanina Maria Conti (3)	1,125	*
Guibert Andres Englebienne (4)	355,636	*
Richard Haythornthwaite	1,144	*
Mercedes María MacPherson (5)	6,852	*
Martín Migoya (6)	275,876	*
Sol Mariel Noello (7)	9,750	*
Philip A. Odeen	—	*
Patricia Pomies (8)	41,327	*
Linda Rottenberg	1,144	*
Martín Gonzalo Umaran (9)	369,661	*
Juan Ignacio Urthiague	—	*
Mario Vazquez	722	*
Wanda Weigert (10)	19,000	*
All Directors and Senior Management as a group	1,149,390	2.87%
*Less than 1%
5% or More Shareholders:
BlackRock Inc. (11)	4,209,810	10.52%
Wasatch Advisors, Inc. (12)	2,026,698	5.06%

(1)Includes 27,000 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(2)Includes 21,250 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(3)Includes 1,000 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(4)Includes 107,500 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable, and 147,166 common shares held by a revocable trust formed under Wyoming law (the “Revocable Englebienne Trust Shares”) formed by Mr. Englebienne that was established for the benefit of Mr. Englebienne, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Englebienne Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 147,166 common shares held by such company.
(5)Includes 4,000 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(6)Includes 77,500 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable, and 147,040 common shares held by a revocable trust formed under Wyoming law (the “Revocable Migoya Trust Shares”) formed by Mr. Migoya that was established for the benefit of Mr. Migoya, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Migoya Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 147,040 common shares held by such company.
(7)Includes 7,000 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(8)Includes 35,625 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(9)Includes 27,500 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable, and 259,241 common shares held by a revocable trust formed under Wyoming law (the “Revocable Umaran Trust Shares”) formed by Mr. Umaran that was established for the benefit of Mr. Umaran, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Umaran Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona

Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 259,241 common shares held by such company.
(10)Includes 17,500 common shares issuable upon exercise of vested options and settlement of restricted stock units, as applicable.
(11)Based on a Schedule 13G filed with the SEC on January 8, 2021, BlackRock, Inc beneficially owns 4,209,810 of our common shares and has sole and dispositive power with respect to all of such shares. The address of BlackRock, Inc.'s principal business office is 55 East 52nd Street, New York, NY 10055.
(12)Based on a Schedule 13G/A filed with the SEC on February 11, 2021. Wasatch Advisors, Inc beneficially owns 2,026,698 of our common shares and has sole and dispositive power with respect to all of such shares. The address of Wasatch Advisors, Inc.'s principal business office is 505 Wakara Way, Salt Lake City, UT 84108.

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

On November 5, 2015, we adopted a related party transactions policy, as amended by the Audit Committee. This policy indicates, based on certain specific parameters, which transactions should be submitted for approval by either our Audit Committee or our general counsel.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

We have included the Consolidated Financial Statements as part of this annual report. See Item 18, "Financial Statements."

Legal Proceedings

We may be involved in litigation in the normal course of our business, both as a defendant and as a plaintiff. In the ordinary course of our business, we are subject to certain contingent liabilities with respect a variety of potential claims, lawsuits and other proceedings, including claims related to patent infringement, purported class actions, tax and labor lawsuits and other claims. In particular, in the software and technology industries, other companies own large numbers of patents, copyrights, trademarks and trade secrets and frequently engage in litigation based on allegations of infringement or other violations of intellectual property rights. We have received and may continue to receive assertions and claims that our services infringe on these patents or other intellectual property rights. See “Key Information - Risk Factors — Risks Related to Our Business and Industry — If we incur any liability for a violation of the intellectual property rights of others, our reputation, business, financial condition and prospects may be adversely affected.” In such cases litigation may be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. However, given that litigation could be costly and time-consuming and could divert the attention of management and key personnel from our business operations, we may elect to settle these claims from time to time. We accrue liabilities when it is probable that future costs will be incurred and such cost can be reasonably estimated.

Certain of our non-U.S. subsidiaries are currently under examination by the U.S. Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of $1.4 million plus penalties and interest for employment taxes for those years. Our subsidiaries filed protests of these proposed assessments with the IRS on July 16, 2018. As of as of December 31, 2020, the Company has not received an answer, even though the IRS advised that they would propose a resolution in the first or second quarter of 2021. At this stage, the management cannot make any predictions about the final outcome of this matter or the timing thereof.

As of December 31, 2020, the examination by the Unidad de Gestión Pensional y Parafiscales ("UGPP") regarding social contribution payments made by the Company's Colombian subsidiary for the year 2016 has been terminated after then UGPP's determination that an amount of approximately $0.7 million attributable to the reimbursement of social contribution payments plus penalties and interests has been paid by the Company’s Colombian subsidiary to the UGPP.

On August 8, 2019, Certified Collectibles Group, LLC (“CCG”) and its affiliates filed a complaint in the U.S. District Court for the Middle District of Florida, Tampa Division, (Civil Action No. 19-CV-1962) against Globant S.A. and Globant, LLC, arising from a dispute relating to a service contract. After Globant S.A. and Globant, LLC filed motions to dismiss, CCG amended its complaint asserting eleven causes of action against Globant, LLC and/or Globant S.A., including: (1) fraudulent inducement of contract; (2) fraud; (3) fraudulent concealment; (4) negligent misrepresentation; (5) breach of contract and breach of express warranty; (6) violation of Florida’s Deceptive and Unfair Trade Practices Act; (7) professional negligence; (8) declaratory judgment; (9) unjust enrichment (10) civil conspiracy; and (11) aiding and abetting. The complaint names Globant S.A. as a defendant with respect to only the following of action (counts 2-4, 6-7, and 9-11). Both Globant, LLC and Globant S.A. have filed separate motions to dismiss the amended complaint for failure to state a claim. CCG has opposed these filings. The court has not yet ruled on the motions to dismiss.

Between 2010 and 2014, certain of Grupo Assa’s Brazilian subsidiaries were subject to two examinations by the Ministry of Labor (“MTE”) and the Brazilian Internal Revenue Service (“RFB”) in relation to the potential hiring of employees as independent contractors. As a result of such examinations, the MTE and the RFB initiated different administrative proceedings against Grupo Assa’s Brazilian subsidiaries, seeking to collect payment of taxes and social security contributions allegedly owed by the companies, and imposing certain associated fines. As of December 31, 2020, some of these administrative proceedings are still ongoing while others have resulted in judicial proceedings. Under the equity purchase agreement entered into for the acquisition of Grupo ASSA Worldwide S.A. and its affiliates (collectively, “Grupo Assa”), certain of the above mentioned proceedings are subject to indemnification provisions from the sellers.

In addition to the foregoing, as of December 31, 2020, we are a party to certain other legal proceedings, including tax and labor claims, where the risk of loss is considered possible. In the opinion of our management, the ultimate disposition of such threatened and/or pending matters, either individually or on a combined basis, is not likely to have a material effect on our financial condition, liquidity or results of operations.

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

B. Significant Changes

As of the date of this annual report we have no significant changes to inform.

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

Share Capital

As of December 31, 2020, our issued share capital was $48,027,528, represented by 40,022,940 common shares with a nominal value of $1.20 each, of which 138,152 were treasury shares held by us.

We had an authorized share capital, excluding the issued share capital, of $5,280,967.20, consisting of 4,400,806 common shares with a nominal value of $1.20 each.

Our shareholders' meeting has authorized our board of directors to issue common shares within the limits of the authorized share capital at such time and on such terms as our board of directors may decide during a period ending on the fifth anniversary of the extraordinary general meeting of shareholders held on April 3, 2020, and may be renewed. Accordingly, as of December 31, 2020, our board of directors may issue up to 4,400,806 common shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

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

Issuance of Common Shares

Pursuant to Luxembourg Corporate Law, the issuance of common shares requires the amendment of our articles of association by the approval of two-thirds of the votes at a quorate extraordinary general shareholders' meeting; provided, however, that the general meeting may approve an authorized share capital and authorize our board of directors to issue common shares up to the maximum amount of such authorized unissued share capital for a five year period beginning either on the date of the relevant general meeting or the date of publication in the RESA of the minutes of the relevant general meeting approving such authorization. The general meeting may amend or renew such authorized share capital and such authorization of our board of directors to issue common shares.

As of December 31, 2020, we had an authorized share capital, excluding the issued share capital, of $5,280,967.20 and our board of directors was authorized to issue up to 4,400,806 common shares (subject to stock splits, consolidation of common shares or like transactions) with a nominal value of $1.20 per common share.

Our articles of association provide that no fractional shares shall be issued or exist.

Pre-emptive Rights

Unless limited, waived or cancelled by our board of directors in the context of the authorized share capital or pursuant to a decision of an extraordinary general meeting of shareholders pursuant to the provisions of the articles of association relating to amendments thereof, holders of our common shares have a pro rata pre-emptive right to subscribe for any new common shares issued for cash consideration. Our articles of association provide that pre-emptive rights can be waived, suppressed or limited by our board of directors for a period ending on the fifth anniversary of the date of extraordinary general meeting of shareholders held on April 3, 2020, which period therefore ends on April 3, 2025, in the event of an increase of the issued share capital by our board of directors within the limits of the authorized share capital.

Repurchase of Common Shares

We cannot subscribe for our own common shares. We may, however, repurchase issued common shares or have another person repurchase issued common shares for our account, subject to the following conditions:

•the repurchase complies with the principle of equal treatment of all shareholders, except in the event such repurchase was the result of the unanimous decision of a general meeting at which all shareholders were present or represented (in addition, listed companies may repurchase their own shares on the stock exchange without an offer to repurchase having to be made to the shareholders);
•prior authorization by a simple majority vote at an ordinary general meeting of shareholders is granted, which authorization sets forth the terms and conditions of the proposed repurchase, including the maximum number of common shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of a repurchase for consideration, the minimum and maximum consideration per common share;
•the repurchase does not reduce our net assets (on a non-consolidated basis) to a level below the aggregate of the issued share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of association; and
•only fully paid-up common shares are repurchased.

No prior authorization by our shareholders is required for us to repurchase our own common shares if:

•we are in imminent and severe danger, in which case our board of directors must inform the general meeting of shareholders held subsequent to the repurchase of common shares of the reasons for, and aim of such repurchase, the number and nominal value of the common shares repurchased, the fraction of the share capital such repurchased common shares represented and the consideration paid for such shares; or
•the common shares are repurchased by us or by a person acting for our account in view of a distribution of the common shares to our employees.

On May 31, 2019, the general meeting of shareholders, according to the conditions set forth in article 430-15 of Luxembourg Corporate Law, granted our board of directors the authorization to repurchase up to a maximum number of shares representing 20% of the issued share capital immediately after the closing of our initial public offering for a net purchase price being (i) no less than 50% of the lowest stock price and (ii) no more than 50% above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our board of directors, over the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction). The authorization is valid for a period ending five years from the date of the general meeting or the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, our board of directors is authorized to acquire and sell our common shares under the conditions set forth in the minutes of such general meeting of shareholders. Such purchases and sales may be carried out for any purpose authorized by the general meeting of Globant S.A.

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

Our articles of association provide that if our common shares are listed on a stock exchange, all shareholders recorded in any register of our shareholders are entitled to be admitted and vote at the general meeting of shareholders based on the number of shares they hold on a date and time preceding the general meeting of shareholders as the record date for admission to the general meeting of shareholders (the "Record Date"), which the board of directors may determine as specified in the convening notice. Furthermore, any shareholder, holder or depositary, as the case may be, who wishes to attend the general meeting must inform us thereof no later than on the third business day preceding the date of such general meeting, or by any other date which the board of directors may determine and as specified in the convening notice, in a manner to be determined by our board of directors in the notice convening the general meeting of the shareholders. In the case of common shares held through the operator of a securities settlement system or with a depositary, or sub-depositary designated by such depositary, a shareholder wishing to attend a general meeting of shareholders should receive from such operator or depositary a certificate certifying the number of common shares recorded in the relevant account on the Record Date. The certificate should be submitted to us at our registered office no later than three business days prior to the date of such general meeting. In the event that the shareholder votes by means of a proxy, the proxy must be deposited at our registered office at the same time or with any of our agents, duly authorized to receive such proxies. Our board of directors may set a shorter period for the submission of the certificate or the proxy in which case this will be specified in the convening notice.

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

Mandatory Bid, Squeeze-Out and Sell-Out Rights

Mandatory Bid. In accordance with the provisions of article 8 of our articles of association any person (the "Bidder") wishing to acquire by any means (including, but not limited to, the conversion of any financial instrument convertible into common shares), directly or indirectly, common shares of our Company (which, when aggregated with his/her/its existing common share holdings, together with any shares held by a person controlling the Bidder, controlled by the Bidder and/or under common control with the Bidder, represent at least thirty-three point thirty-three percent (33.33%) of the share capital of the Company (the "Threshold"), shall have the obligation to propose an unconditional takeover bid to acquire the entirety of the then-outstanding common shares together with any financial instrument convertible into common shares (the "Takeover Bid").

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

Squeeze-out right and sell out right. As a result of our common shares having been listed and admitted to trading on the regulated market of the Luxembourg Stock Exchange ("LuxSE") until July 31, 2019, we remain subject to the provisions of the Luxembourg law of July 21, 2012 on mandatory squeeze-out and sell-out of securities of companies admitted or having been admitted to trading on a regulated market or which have been subject to a public offer (the "Luxembourg Mandatory Squeeze-Out and Sell-Out Law"), which shall continue to be applicable to the Company until July 31, 2024; provided that, no new listing on a regulated market (within the meaning of Directive 2014/65/EU) will occur until the aforementioned date. The Luxembourg Mandatory Squeeze-Out and Sell-Out Law provides that, subject to the conditions set forth therein being met, if any individual or legal entity, acting alone or in concert with another, holds a number of shares or other voting securities representing at least 95% of our voting share capital and 95% of our voting rights: (i) such holder may require the holders of the remaining shares or other voting securities to sell those remaining securities (the "Mandatory Squeeze-Out"); and (ii) the holders of the remaining shares or securities may require such holder to purchase those remaining shares or other voting securities (the "Mandatory Sell-Out"). The Mandatory Squeeze-Out and the Mandatory Sell-Out must be exercised at a fair price according to objective and adequate methods applying to asset disposals. The procedures applicable to the Mandatory Squeeze-Out and the Mandatory Sell-Out are subject to further conditions and must be carried out under the supervision of the Commission de Surveillance du Secteur Financier (the "CSSF").

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

C. Material Contracts

In November 2018, Globant, LLC, our U.S. subsidiary (the “Borrower”) entered into an Amended and Restated Credit Agreement (the “A&R Credit Agreement”) with the financial institutions listed therein, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender.

On February 6, 2020, the Borrower, entered into a Second Amended and Restated Credit Agreement (the “Second A&R Credit Agreement”), by and among certain financial institutions listed therein, as lenders, and HSBC Bank USA, National Association, as administrative agent, issuing bank and swingline lender. Under the Second A&R Credit Agreement, the Borrower may borrow (i) up to $100 million in up to four borrowings on or prior to August 6, 2021 under a delayed-draw term loan facility and (ii) up to $250 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million. The maturity date of each of the facilities is February 5, 2025. Pursuant to the terms of the Second A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to either (i) LIBOR plus 1.50%, or (ii) LIBOR plus 1.75%, determined based on the Borrower’s Maximum Total Leverage Ratio (as defined in the Second A&R Credit Agreement). The Borrower’s obligations under the Second A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The Second A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

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

On August 9, 2019, we entered into an equity purchase agreement with the equityholders of Belatrix Global Corporation S.A., a Spanish stock company, pursuant to which we purchased all of the outstanding equity interests in Belatrix and its subsidiaries. The transaction was simultaneously signed and closed. Belatrix is a software and applications development company with operations in Argentina, Peru, Colombia and the United States. The aggregate purchase price under the equity purchase agreement amounted to $64.5 million.

On June 4, 2020, we entered into an underwriting agreement with J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, as representatives of the underwriters named therein (collectively, the “Underwriters”), relating to the offer and sale of an aggregate of 2,000,000 common shares of the Company, nominal value $1.20 per share, plus, at the option of the Underwriters, an additional 300,000 common shares, which was then exercised by the Underwriters, at a public offering price of $135.00 per common share. On June 5, 2020, the Underwriters exercised their option to purchase such additional common shares.

On July 31, 2020, we entered into an equity purchase agreement with the equityholders of Grupo ASSA Worldwide S.A., a Spanish stock company and certain of its affiliated entities (collectively, "Grupo ASSA"), pursuant to which we purchased all of the outstanding equity interests in Grupo ASSA. The transaction was simultaneously signed and closed. Grupo ASSA is a digital business consulting company with operations in Latin America, Europe, and the United States. The aggregate purchase price payable under the equity purchase agreement amounted to $74.5 million and the actual consideration to be paid amounts to $54.7 million.

On December 18, 2020, we entered into an equity purchase agreement with the equityholder of BlueCap Management Consulting S.L., a Spanish limited liability company ("BlueCap"), pursuant to which we purchased all of the outstanding equity interests in BlueCap. The transaction was simultaneously signed and closed. BlueCap provides leading financial institutions consulting services primarily related to strategic management of risk, capital and value. The aggregate purchase price payable under the equity purchase agreement amounted to €120 million and the actual consideration to be paid amounts to $149.5 million.

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

As used herein, the term "U.S. Holder" means a beneficial owner of one or more of our common shares:

(a)that is for U.S. federal income tax purposes one of the following:
(i)an individual citizen or resident of the United States,
(ii)a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, or
(iii)an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source;
(b)who holds the common shares as capital assets for U.S. federal income tax purposes;
(c)who owns, directly, indirectly or by attribution, less than 10% of our share capital or voting shares; and
(d)whose holding is not effectively connected with a permanent establishment in Luxembourg.

This summary does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities, persons holding common shares as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their common shares pursuant to the exercise of employee shares options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below. In addition, as described above, the 2017 Tax Act includes substantial changes to the U.S. federal income taxation of individuals and businesses which are effective from January 1, 2018. Although the law substantially decreased corporate tax rates, all of the consequences of the law, including the unintended consequences, if any, are not yet fully known. For the avoidance of doubt, this discussion (unless indicated otherwise) does not cover any implications of Code section 965 (Treatment of deferred foreign income upon transition to participation exemption system of taxation) or Code section 245A (Deduction for foreign source-portion of dividends received by domestic corporations from specified 10% owned foreign corporations). In addition, this summary does not address all of the Luxembourg tax considerations that may apply to holders that are subject to special tax rules.

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

Luxembourg non-resident holders

Non-resident holders of our common shares who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom our common shares are attributable, are not liable to any Luxembourg income tax on income and gains derived from our common shares except capital gains realized on (i) a substantial participation before the acquisition or within the first six months of the acquisition thereof, or (ii) a substantial participation more than six months after the acquisition thereof by a holder of our common shares who has been a former Luxembourg resident for more than fifteen years and has become a non-resident, at the time of transfer, less than five years ago. A participation is deemed to be substantial where a shareholder holds or has held, either alone or, in case of an individual shareholder, together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10% of the share capital of the company whose common shares are being disposed of. A shareholder is also deemed to alienate a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period).
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

Passive foreign investment company rules

We believe that we will not be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for this current taxable year and do not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets and the market value of the assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of common shares may also result in us becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we spend our cash. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a

PFIC may increase. If we were treated as a PFIC for any taxable year during which a U.S. Holder held common shares, certain adverse tax consequences could apply to the U.S. Holder.

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

Trade receivables are generally dispersed across our clients in proportion to the revenues we generate from them. For the years ended December 31, 2020, 2019 and 2018, our top five clients accounted for 30.6%, 26.1% and 32.0%, respectively, of our net revenues. Our top client for the years ended December 31, 2020, 2019 and 2018, accounted for 11.0%, 11.2% and 11.3%, respectively. Our top client for 2020, 2019 and 2018 was Walt Disney Parks and Resorts Online. As of December 31, 2020, 2019 and 2018, accounts receivable from Walt Disney Parks and Resorts Online represented 9.6%, 8.0% and 8.3% of our total accounts receivable, respectively.

Credit losses and write-offs of trade receivable balances have historically not been material to our consolidated financial statements.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and bank balances and our credit facilities. Our credit line in the United States bear interest at fixed rate between 1.5% or 1.75%and at variable rates linked to LIBOR. During 2020 we entered into four interest rate swap transactions with the purpose of hedging the exposure to variable interest rate.

Based on our debt position as of December 31, 2020, if we needed to refinance our existing debt, a 1% increase in interest rates would not materially impact us.

We have not been exposed to material risks due to changes in market interest rates. However, our future financial costs related to borrowings may increase and our financial income may decrease due to changes in market interest rates.

Foreign Exchange Risk

Our exchange rate risk arises in the ordinary course of our business primarily from our foreign currency expenses and, to a lesser extent, revenues. We are also exposed to exchange rate risk on the portion of our cash and bank balances, investments and trade receivables that is denominated in currencies other than the U.S. dollar and on other receivables, such as tax credits.

Our consolidated financial statements are prepared in U.S. dollars. Because the majority of our operations are conducted in Latin America and Asia, we incur the majority of our operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Colombian peso, Mexican peso, Indian rupees and Brazilian real. 86.0% of our revenues for the year ended December 31, 2020 was generated in U.S. dollars, with the balance being generated primarily in Euros and, to a lesser extent, other currencies (including the Argentine peso, the Colombian peso and the Mexican peso). The following table shows the breakdown of our revenues by the currencies in which they were generated during the years ended December 31, 2020, 2019 and 2018, respectively.

	Year ended December 31,
	(in thousands)
	2020		2019		2018
By Currency
USD	$699,769	86.0%	$563,747	85.5%	$447,314	85.6%
EUR	35,454	4.4%	28,237	4.3%	30,087	5.8%
GBP	1,331	0.2%	3,012	0.5%	6,550	1.3%
ARS	33,594	4.1%	26,948	4.1%	20,651	4.0%
MXN	21,624	2.7%	19,939	3.0%	11,711	2.2%
COP	7,791	1.0%	6,831	1.0%	4,068	0.8%
BRL	10,795	1.3%	8,030	1.2%	46	—%
Others	3,781	0.3%	2,581	0.4%	1,883	0.4%
Revenues	$814,139	100.0%	$659,325	100.0%	$522,310	100.0%

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

The following tables illustrate our sensitivity to increases and decreases in the U.S. dollar against the relevant foreign currency. The following sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2020 and adjusts their translation at the year-end for changes in U.S. dollars against the relevant foreign currency.

			Gain/(loss)
Account	Currency	Amount	% Increase	Amount	% Decrease	Amount

Net balances	Argentine pesos	$(1,494)	40%	$427	10%	$(166)
	Chilean pesos	11,726	10%	(1,066)	10%	1,303
	Colombian pesos	(12,182)	10%	1,107	10%	(1,354)
	Indian rupees	(1,435)	10%	130	10%	(159)
	Uruguayan pesos	(3,419)	10%	311	10%	(380)
	European Union euros	(55,593)	10%	5,054	10%	(6,177)
	Total	(62,397)		5,963		(6,933)

Our subsidiaries in Argentina, Chile, Colombia, India and Uruguay entered into foreign exchange forward and future contracts in order to mitigate the risk of fluctuations in the foreign exchange rate and reduce the impact in the financial statements.

Depreciation of the Argentine Peso

During 2020, the Argentine peso experienced a 40.58% devaluation from 59.79 Argentine peso per U.S dollar to 84.05 Argentine peso per U.S dollar.

During 2019, the Argentine peso experienced a 59.02% devaluation from 37.60 Argentine peso per U.S. dollar to 59.79 Argentine peso per U.S. dollar. As explained in note 28.10 to our audited consolidated financial statements, the Argentine's subsidiaries entered into foreign exchange forward and future contracts in order to mitigate the risk of fluctuations in the foreign exchange rate and reduce the impact in costs and expenses.

We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the year ended December 31, 2020, our principal Argentine operating subsidiaries, Sistemas Globales S.A., IAFH Global S.A., Sistemas Colombia S.A., Sistemas Globales Chile

Asesorías Ltda. and Sistemas Globales Uruguay S.A. entered into foreign exchange forward contracts to reduce their risk of exposure to fluctuations in foreign currency. As of December 31, 2020 and 2019, the foreign exchange forward contracts were recognized, according to IFRS 9. We may in the future, as circumstances warrant, decide to enter into derivative transactions to reduce our exposure to appreciation or depreciation in the value of certain foreign currencies.

Wage Inflation Risk

Argentina has experienced significant levels of inflation in recent years. According to the INDEC, the CPI was 47.6% in 2018, 53.8% in 2019 and 36.1% in 2020. See "Key Information — Risk Factors — Risks Related to Operating in Latin America — Argentina — Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina." and "Key Information — Risk Factors — Risks Related to Operating in Latin America — Argentina — In the past, the credibility of several Argentine economic indexes has been called into question".

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

As of December 31, 2020, approximately 3.2% of our employees received salaries in Argentine pesos, which are the wages that can be influenced by current inflation rates. Assuming a constant exchange rate and no ability to increase prices, for every 10.0% increase in wage inflation in Argentina we would experience an estimated decrease of approximately $1.8 million in net income for the year.

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

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

a) Disclosure Controls and Procedures

As of December 31, 2020, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were effective as of December 31, 2020.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of this assessment, our management has determined that our internal control over financial reporting was effective as of December 31, 2020.

Our management has excluded Grupo Assa, Xappia, GMR and BlueCap, which were acquired on July 31, 2020, November 13, 2020, November 11, 2020 and December 18, 2020, respectively from its assessment of internal control over financial reporting as of December 31, 2020. In aggregate, the aforementioned entities constitute 3.5% of our consolidated assets and 4.3% of consolidated revenues as of and for the year ended December 31, 2020.

c) Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2020, appearing under "Item 18. Financial Statements" on page F-3 of this Annual Report on Form 20-F.

d) Changes in internal control over financial reporting

As required by Rule 13a-15(d), under the Securities Exchange Act of 1934, as amended, our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our internal control over financial reporting to determine whether any change occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, our management has determined that there has been no change during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our current principal accountants, Price Waterhouse & Co. S.R.L. and former principal accountant, Deloitte & Co. S.A., and its affiliates, for the years 2020 and 2019, classified by type of service rendered for the periods indicated, in thousands of dollars:

	2020	2019

	($ in thousands)
Audit Fees (1)	$1,216	$1,264
Audit Related Fees (2)	100	—
Tax Services Fees (3)	—	—
All Other Fees (4)	—	—
Total	1,316	1,264

(1)"Audit Fees" includes fees billed for professional services rendered by the principal accountant in connection with the audit of the annual financial statements, certain procedures regarding our quarterly financial results, revisions of purchase price allocations related to acquisitions and services in connection with statutory and regulatory filings.
(2)“Audit Related Fees” includes fees billed for professional services rendered by the principal accountant and not included under the prior category. These services include, among others, and fees relating to the issuance of comfort letters and other procedures in connection with our offering of securities.
(3)“Tax Services Fees” includes fees billed for professional services rendered by the principal accountant for tax compliance, advice and planning.
(4)“All Other Fees” includes fees billed for products and services provided by the principal accountant, other than Audit Fees, Audit-Related Fees and Tax Fees.

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

The audit committee approved all of the services described above and determined that the provision of such services is compatible with maintaining the independence of Price Waterhouse & Co. S.R.L. and Deloitte & Co. S.A. and affiliates.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On March 9, 2020, our audit committee dismissed Deloitte & Co. S.A. as the Company’s independent registered public accounting firm and recommended that the Company’s shareholders vote in favor of a proposal at the annual general meeting of shareholders of the Company to appoint Price Waterhouse & Co. S.R.L. (“PwC”) as the Company’s independent registered public accounting firm for the financial year ending December 31, 2020. On April 3, 2020, our shareholders approved the appointment of PwC as our independent registered public accounting firm.

The information required to be disclosed pursuant to this Item 16F was previously reported on Form 6-K, filed with the SEC on March 10, 2020.

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

Non-management Directors’ Meetings

Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Luxembourg law does not require holding of such meetings. For additional information, see “Directors, Senior Management and Employees - Directors and Senior Management.”

Audit Committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Luxembourg law also provides for an audit committee and related rules. Our articles of association provide that the board of directors may set up an audit committee. The board of directors has set up an Audit Committee and has appointed Messrs. Odeen, Vázquez and Ms. Rottenberg, with Mr. Vázquez serving as the chairman of our audit committee. Each of Messrs. Odeen, Vázquez and Ms. Rottenberg satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well as under Rule 10A-3 under the Exchange Act. For additional information, see “Directors, Senior Management and Employees — Board Practices”.

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

The board of directors has set up corporate governance and nominating committee and has appointed Ms. Rottenberg and Messrs. Álvarez-Demalde and Haythornthwaite, with Ms. Rottenberg serving as chairman of our corporate governance and nominating committee. Each of Ms. Rottenberg and Messrs. Álvarez-Demalde and Haythornthwaite satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE. For additional information, see “Directors, Senior Management and Employees — Board Practices”.

Compensation Committee

The NYSE requires that a listed U.S. company have a compensation committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee.

The current members of our compensation committee are Messrs. Odeen, Vázquez and Haythornthwaite, with Mr. Odeen serving as chairman. Each of Messrs. Odeen, Vázquez and Haythornthwaite satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE. For additional information, see “Directors, Senior Management and Employees—Board Practices”.

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

ITEM 18. FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit No.	Description
1.1	Amended Articles of Association, dated February 5, 2021.
2.1	Description of Capital Stock.
4.1	Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on May 28, 2014.
4.2
Amendment No. 1 to the Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 99.2 to the Registrant's Registration Statement on Form S-8 (SEC File No. 333-211835), filed with the SEC on June 3, 2016.

4.3
Amendment No. 2 to the Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 99.3 to the Registrant's Amendment No. 2 to the Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 99.3 to the Registrant's Registration Statement on Form S-8 (SEC File No. 333-232022), filed with the SEC on June 7, 2019. Statement on Form S-8 (SEC File No. 333-232022), filed with the SEC on June 7, 2019.

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

4.6
Form of Time Restricted Stock Unit Notice and Time Restricted Stock Unit Agreement: incorporated by reference to Exhibit 4.7 to the Registrant's Registration Statement on Form 20-F (SEC File No. 001-36535), filed with the SEC on February 28, 2020.

4.7+	Form of Performance Restricted Stock Unit Notice and Performance Restricted Stock Unit Agreement.
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

4.9
Second Amended and Restated Credit Agreement, dated February 6, 2020, by and among Globant, LLC, as borrower, HSBC Bank USA, National Association, Citibank N.A., BNP Paribas, BBVA USA, Truist Bank, US Bank National Association, Silicon Valley Bank, JPMorgan Chase Bank, N.A, Bank of America, N.A, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender: incorporated by reference to Exhibit 4.9 to the Registrant's Registration Statement on Form 20-F (SEC File No. 001-36535), filed with the SEC on February 28, 2020.

4.10
Guaranty, dated August 3, 2017, made by Globant S.A. (Luxembourg) in favor of HSBC Bank USA, N.A., as administrative agent, incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on April 13, 2018.

4.11
Guaranty, dated August 3, 2017, made by Globant, S.A. (Spain) in favor of HSBC Bank USA, N.A., as administrative agent, Guaranty, dated August 3, 2017, made by Globant, S.A. (Spain) in favor of HSBC Bank USA, N.A., as administrative agent, incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on April 13, 2018. by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on April 13, 2018.

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

4.14
Share Purchase Agreement, dated August 9, 2019, by and among the sellers identified therein and Globant España S.A. (sociedad unipersonal) and Software Product Creation S.L., as purchasers: incorporated by reference to Exhibit 4.14 to the Registrant's Registration Statement on Form 20-F (SEC File No. 001-36535), filed with the SEC on February 28, 2020.

4.15*+	Equity Purchase Agreement, dated July 31, 2020, by and among the sellers identified therein and Globant España S.A. (sociedad unipersonal) and Software Product Creation S.L., as purchasers.
4.16*+	Equity Purchase Agreement, dated December 18, 2020, by and among the sellers identified therein and Software Product Creation S.L., as purchaser.
4.17
Underwriting Agreement, dated June 4, 2020, by and among the Company and J.P. Morgan Securities LLC and Underwriting Agreement, dated June 4, 2020, by and among the Company and J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, as representatives of the underwriters named therein: incorporated by reference to Exhibit 1.1 to the Registrant's Registration Statement on Form 6-K (SEC File No. 001-36535 ), filed with the SEC on June 9, 2020.

8.1	List of Subsidiaries.
12.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Juan Ignacio Urthiague, Chief Financial Officer of Globant, S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A.pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of Juan Ignacio Urthiague, Chief Financial Officer of Globant, S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
15.1	Consent of Deloitte & Co. S.A.
15.2	Consent of Price Waterhouse & Co. S.R.L.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*    Portions of this exhibit have been omitted because such portions are both not material and would be competitively harmful if publicly disclosed. The omissions have been indicated by asterisks (“[***]”).
+    Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 26, 2021

GLOBANT S.A.
By:	/s/ Juan Ignacio Urthiague

Name:	Juan Ignacio Urthiague
Title:	Chief Financial Officer

GLOBANT S.A.

Globant S.A.

Consolidated Financial Statements as of December 31, 2020 and December 31, 2019 and for each of the three years in the period ended December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Globant S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Globant S.A. and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Grupo ASSA Worldwide S.A. and its affiliated entities (collectively, "Grupo ASSA"), Xappia S.R.L. and Xappia SpA (collectively, "Xappia"), Giant Monkey Robot, Inc. and Giant Monkey Robot SpA (collectively, "GMR")

and BlueCap Management Consulting S.L. ("BlueCap") from its assessment of internal control over financial reporting as of December 31, 2020 because they were acquired by the Company in purchase business combinations during 2020. We have also excluded Grupo ASSA, Xappia, GMR and BlueCap from our audit of internal control over financial reporting. Grupo ASSA, Xappia, GMR and BlueCap are wholly-owned subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting collectively represent approximately 3.5% and 4.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2020.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition of Grupo ASSA Worldwide S.A. and BlueCap Management Consulting S.L.– Valuation of Customer Relationships

As described in Note 25.11 to the consolidated financial statements, the Company completed the acquisition of Grupo ASSA for an aggregate consideration of $55 million on July 31, 2020, of which approximately $10 million was allocated to the customer relationship intangible asset. Additionally, as described in Note 25.14 to the consolidated financial statements, the Company completed the acquisition of BlueCap for an aggregate consideration of $150 million on December, 18 2020, of which approximately $29 million was allocated to the customer relationship intangible asset. The fair values of the customer relationship intangible assets were determined using the multi-period excess earnings method based on discounted projected net cash flows. Management’s key assumptions used in estimating future cash flows included projected revenue growth rates, customer attrition rates, and the discount rate.

The principal considerations for our determination that performing procedures relating to the acquisition of Grupo ASSA and BlueCap– valuation of customer relationships is a critical audit matter are (i) there was significant judgment by management in developing the estimated fair value using the multi-period excess earnings method, which in turn led to a high degree of auditor judgment and subjectivity in applying procedures relating to management’s fair value estimate of customer relationships acquired; (ii) significant audit effort was required in evaluating the significant assumptions relating to the estimate, including the revenue growth rates and the customer attrition rates used in the cash flow projections and the discount rate used to estimate present value of the projected future cash flows; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over development of the assumptions related to the valuation of the customer relationships, including revenue growth rates, customer attrition rates, and the discount rate. These procedures also included, among others, (i) reading the purchase agreement and (ii) testing management’s cash flow projections used to estimate the fair value of the customer relationships, which included evaluating the reasonableness of significant assumptions used by management relating to the estimate, including the revenue growth rates, customer attrition rates, and the discount rate. Evaluating the reasonableness of the revenue growth rates and customer attrition rates involved considering the past performance of the acquired businesses, as well as economic and industry public information. The discount rate was evaluated by considering the cost of capital of comparable businesses, other industry factors and the implied rate of return on the overall transaction. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s multi-period excess earnings method used to determine the fair value estimate of the acquired customer relationships and certain assumptions, including customer attrition rates and the discount rate.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Reinaldo Sergio Cravero (Partner)

Autonomous City of Buenos Aires, Argentina
February 23, 2021

We have served as the Company’s auditor since 2020.

Deloitte & Co. S.A. Florida 234, 5° piso C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Globant S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Globant S.A. and subsidiaries (the "Company") as of December 31, 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Deloitte & Co. S.A.
Autonomous City of Buenos Aires, Argentina

February 25, 2020

We began serving as the Company´s auditor in 2009. In 2020 we became the predecessor auditor.

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

GLOBANT S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2020	2019(*)	2018(*)

Revenues	5	814,139	659,325	522,310
Cost of revenues	6.1	(509,812)	(405,164)	(318,554)
Gross profit		304,327	254,161	203,756

Selling, general and administrative expenses	6.2	(217,222)	(172,478)	(133,187)
Net impairment losses on financial assets		(3,080)	(228)	(3,469)
Other operating expense, net		(83)	(720)	(306)
Profit from operations		83,942	80,735	66,794

Finance income	7	1,920	958	407
Finance expense	7	(10,430)	(6,653)	(1,541)
Other financial results, net	7	3,601	(5,894)	(4,416)
Financial results, net		(4,909)	(11,589)	(5,550)

Share of results of investment in associates	11.2	(622)	(224)	—

Other income and expenses, net	28.9	(1,887)	110	6,220
Profit before income tax		76,524	69,032	67,464

Income tax	8.1	(22,307)	(15,017)	(15,868)
Net income for the year		54,217	54,015	51,596

Other comprehensive income (loss) net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations		(398)	(400)	(871)
- Net change in fair value on financial assets measured at FVOCI		—	(373)	(12)
- Gains and losses on cash flow hedges		281	352	—
Total comprehensive income for the year		54,100	53,594	50,713

Net income attributable to:
Owners of the Company		54,217	54,015	51,677
Non-controlling interest		—	—	(81)
Net income for the year		54,217	54,015	51,596

Total comprehensive income for the year attributable to:
Owners of the Company		54,100	53,594	50,794
Non-controlling interest		—	—	(81)
Total comprehensive income for the year		54,100	53,594	50,713

(*) As of December 31, 2019 and 2018, some changes in the presentation of the financial results were included (see note 2.2.1).

GLOBANT S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2020	2019	2018

Earnings per share
Basic	9	1.41	1.48	1.45
Diluted	9	1.37	1.43	1.41
Weighted average of outstanding shares (in thousands)
Basic	9	38,515	36,586	35,746
Diluted	9	39,717	37,674	36,685

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2020 AND 2019
(in thousands of U.S. dollars)

		As of December 31,
	Notes	2020	2019
ASSETS
Current assets
Cash and cash equivalents	10	278,939	62,721
Investments	11.1	19,284	19,780
Trade receivables	12	196,020	156,676
Other assets	16	8,146	13,439
Other receivables	13	31,633	19,308
Other financial assets	17	1,577	4,527
Total current assets		535,599	276,451

Non-current assets
Trade receivables	12	5,644	—
Investments	11.1	615	418
Other assets	16	6,954	7,796
Other receivables	13	9,629	8,810
Deferred tax assets	8.2	41,507	26,868
Investment in associates	11.2	3,154	3,776
Other financial assets	17	15,147	1,683
Property and equipment	14	101,027	87,533
Intangible assets	15	86,721	27,110
Right-of-use asset	27	90,010	58,781
Goodwill	25.18	392,760	188,538
Total non-current assets		753,168	411,313
TOTAL ASSETS		1,288,767	687,764

LIABILITIES
Current liabilities
Trade payables	18	35,266	31,487
Payroll and social security taxes payable	19	111,881	72,252
Borrowings	20	907	1,198
Other financial liabilities	17	19,822	8,937
Lease liabilities	27	15,358	19,439
Tax liabilities	21	11,804	7,898
Income tax payable		10,511	4,612
Other liabilities		81	368
Total current liabilities		205,630	146,191

Non-current liabilities
Trade payables	18	5,240	5,500
Borrowings	20	25,061	50,188
Other financial liabilities	17	74,376	1,617
Lease liabilities	27	72,240	41,924
Deferred tax liabilities	8.2	13,698	1,028
Provisions for contingencies	22	12,583	2,602
Total non-current liabilities		203,198	102,859
TOTAL LIABILITIES		408,828	249,050

Capital and reserves
Issued capital		47,861	44,356
Additional paid-in capital		541,157	157,537
Other reserves		(2,674)	(2,557)
Retained earnings		293,595	239,378
Total equity		879,939	438,714
TOTAL EQUITY AND LIABILITIES		1,288,767	687,764

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at January 1, 2018	35,226,764	42,271	86,728	135,658	(1,226)	(27)	263,404	(40)	263,364
Issuance of shares under share-based compensation plan (see note 29.1)	674,901	810	8,275	—	—	—	9,085	—	9,085
Issuance of shares under subscription agreement (see note 29.1)	63,997	77	3,140	—	—	—	3,217	—	3,217
Share-based compensation plan (see note 24)	—	—	11,537	—	—	—	11,537	—	11,537
Other comprehensive income (loss) for the year	—	—	—	—	(871)	(12)	(883)	—	(883)
Acquisition of non-controlling interest (see note 25.2)	—	—	(121)	—	—	—	(121)	121	—
Net income for the year	—	—	—	51,677	—	—	51,677	(81)	51,596
Balance at December 31, 2018	35,965,662	43,158	109,559	187,335	(2,097)	(39)	337,916	—	337,916

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve and cash flow hedge reserve	Total
Adjustment on initial application of IFRS 16	—	—	—	(1,972)	—	—	(1,972)
Issuance of shares under share-based compensation plan (see note 29.1)	899,100	1,079	21,475	—	—	—	22,554
Issuance of shares under subscription agreement (see note 29.1)	98,857	119	7,651	—	—	—	7,770
Share-based compensation plan (see note 24)	—	—	18,852	—	—	—	18,852
Other comprehensive income (loss) for the year	—	—	—	—	(400)	(21)	(421)
Net income for the year	—	—	—	54,015	—	—	54,015
Balance at December 31, 2019	36,963,619	44,356	157,537	239,378	(2,497)	(60)	438,714

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve and cash flow hedge reserve	Total
Balance at January 1, 2020	36,963,619	44,356	157,537	239,378	(2,497)	(60)	438,714
Issuance of shares under share-based compensation plan (see note 29.1)	394,319	473	18,357	—	—	—	18,830
Issuance of shares under subscription agreement (see note 29.1)	226,850	272	46,026	—	—	—	46,298
Common shares issued pursuant to the June 2020 public offering (see note 29.2)	2,300,000	2,760	298,120	—	—	—	300,880
Share-based compensation plan (see note 24)	—	—	21,117	—	—	—	21,117
Other comprehensive income (loss) for the year	—	—	—	—	(398)	281	(117)
Net income for the year	—	—	—	54,217	—	—	54,217
Balance at December 31, 2020	39,884,788	47,861	541,157	293,595	(2,895)	221	879,939

(1) All shares are issued, authorized and fully paid. Each share is issued at a nominal value of $1.20 per share and entitles to one vote.

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(in thousands of U.S. dollars)

	For the year ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net income for the year	54,217	54,015	51,596
Adjustments to reconcile net income for the year to net cash flows from operating activities:
Share-based compensation expense	22,423	15,357	10,551
Current income tax (note 8.1)	27,834	19,327	23,324
Deferred income tax (note 8.1)	(5,527)	(4,310)	(7,456)
Depreciation of property and equipment (note 14)	16,037	14,542	11,230
Depreciation of right-of-use assets (note 27)	17,638	14,584	—
Amortization of intangible assets (note 15)	14,805	9,713	9,313
Impairment of intangible assets (note 15)	83	720	306
Leases discount	(512)	—	—
Net impairment losses on financial assets	3,080	228	3,469
Impairment of investments in associates (note 11.2)	—	—	800
Gain from sale of financial instrument (3.12.9.2)	(800)	—	—
Allowance for claims and lawsuits (note 22)	1,598	—	2,070
Loss (gain) on remeasurement of contingent consideration (note 28.9.1)	2,431	85	(6,700)
Gain on transactions with bonds (note 3.18)	(9,580)	(1,569)	—
Net gain on remeasurement of valuation of call and put option over non-controlling interest and on derecognition of the call option (note 28.9.2)	—	—	(1,156)
Accrued interest	6,955	4,151	270
Interest received	1,872	734	401
Net gain arising on financial assets measured at FVPL	3,423	(1,285)	(2,763)
Net gain arising on financial assets measured at FVOCI	287	(58)	(258)
Net gain arising on financial assets measured at amortised cost (note 7)	(395)	(99)	—
Exchange differences	3,631	8,291	6,989
Share of results of investment in associates	622	224	—
Payments related to forward and future contracts	(3,104)	(991)	—
Proceeds related to forward and future contracts	3,039	1,017	—
Payments of remeasured earn-outs related to acquisition of business	(5,218)	—	—
Gain arising from lease disposals	(180)	—	—
Changes in working capital:
Net increase in trade receivables	(33,926)	(38,945)	(36,356)
Net increase in other receivables	(10,887)	(8,432)	(10,559)
Net decrease (increase) in other assets	6,135	(9,967)	—
Net (decrease) increase in trade payables	(2,770)	7,235	2,479
Net increase in payroll and social security taxes payable	11,488	8,766	21,885
Net increase in tax liabilities	363	2,079	939
Utilization of provision for contingencies (note 22)	(615)	(194)	(222)
Income tax paid	(24,575)	(17,055)	(12,955)
Proceeds received from reimbursement of income tax	—	1,572	—
Net cash provided by operating activities	99,872	79,735	67,197

Cash flows from investing activities
Acquisition of property and equipment (2)	(29,294)	(20,375)	(19,171)
Proceeds from disposals of property and equipment and intangibles	951	102	149
Acquisition of intangible assets (3)	(24,168)	(11,617)	(9,711)
Acquisition of investment in sovereign bonds	(16,700)	(6,000)	—
Proceeds from investment in sovereign bonds	26,280	7,569	—
Payments related to forward and future contracts	(7,673)	(4,842)	(853)
Proceeds related to forward and future contracts	4,839	4,165	3,235
Acquisition of investments measured at FVTPL	(436,660)	(143,763)	(99,482)
Proceeds from investments measured at FVTPL	443,005	129,910	103,083
Acquisition of investments measured at FVOCI	(2,994)	(11,684)	(39,435)
Proceeds from investments measured at FVOCI	3,316	15,618	35,340
Proceeds from investments measured at amortised cost	625	—	—

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(in thousands of U.S. dollars)

	For the year ended December 31,
	2020	2019	2018

Acquisition of investments measured at amortised cost	(615)	—	(527)
Guarantee payments	—	(1,038)	(345)
Payments to acquire equity instruments	(9,167)	—	—
Payments to acquire investments in associates	—	—	(3,250)
Acquisition of investment in convertible notes (note 3.12.9.1 and 3.12.9.3)	(701)	(3,350)	—
Acquisition of business, net of cash (note 25) (1)	(69,060)	(97,298)	(4,137)
Payments of earn-outs related to acquisition of business	(5,999)	(8,981)	(11,013)
Net cash used in investing activities	(124,015)	(151,584)	(46,117)

Cash flows from financing activities
Proceeds from the issuance of common shares pursuant to June 2020 Public Offering, net of costs	300,880	—	—
Proceeds from the issuance of shares under the share-based compensation plan (note 29.1)	5,825	15,822	7,040
Cash paid from the settlements of the derivative financial instruments used to hedge interest rate risk	(127)	—	—
Proceeds from subscription agreements (note 29.1)	1,203	7,770	3,217
Proceeds from borrowings (note 20)	155,108	90,523	—
Repayment of borrowings (note 20)	(194,332)	(40,806)	(6,004)
Payments of principal portion of lease liabilities (note 27)	(23,237)	(15,358)	—
Payments of lease liabilities interest (note 27)	(1,904)	(475)	—
Interest paid (note 20)	(1,870)	(764)	(159)
Net cash provided by financing activities	241,546	56,712	4,094

Increase (decrease) in cash and cash equivalents	217,403	(15,137)	25,174

Cash and cash equivalents at beginning of the year	62,721	77,606	52,525
Effect of exchange rate changes on cash and cash equivalents	(1,185)	252	(93)
Cash and cash equivalents at end of the year	278,939	62,721	77,606

(1) Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries (note 25):

Supplemental information
Cash paid	84,643	103,978	4,328
Less: cash and cash equivalents acquired	(15,583)	(6,678)	(191)
Total consideration paid net of cash and cash equivalents acquired	69,060	97,300	4,137

As of December 31, 2020, the Company issued 20,918, 5,551 and 189,287 common shares for a total amount of 3,618, 1,123 and 40,354, respectively, according to the subscription agreement included in the stock purchase agreement signed with Grupo ASSA´s, Giant Monkey Robot´s and Bluecap Management Consulting's sellers. Non-cash transaction.

(2)In 2020, 2019 and 2018, there were 1,515, 2,179 and 4,316 of acquisition of property and equipment financed with trade payables, respectively. In 2020, 2019 and 2018, the Company paid 2,179, 4,316 and 1,264 related to property and equipment acquired in 2019, 2018 and 2017, respectively. In 2019 and 2018 there were, 1,862 and 3,301 of advances paid, there were no advances paid in 2020. Finally, 2019 excludes 30,661 of advances reclassified from other receivables which was a non-cash transaction.
(3)In 2020 and 2018 there were 285 and 217 of acquisition of intangibles financed with trade payables, respectively, in 2019 there were no acquisition of intangibles financed with trade payables. In 2019 and 2018, the Company paid 217 and 344 related to intangibles acquired in 2018 and 2017, respectively.

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 – COMPANY OVERVIEW AND BASIS OF PRESENTATION

Globant S.A. is a company organized in the Grand Duchy of Luxembourg, primarily engaged in creating software products that emotionally connect our clients with millions of consumers, while also providing world-class opportunities for talent around the world (hereinafter the “Company” or “Globant” or “Globant Group”). The Company specializes in providing innovative software solutions services by leveraging emerging technologies and trends.

The Company's principal operating subsidiaries and countries of incorporation as of December 31, 2020 were the following: Sistemas UK Limited and We are London Limited in the United Kingdom, Globant, LLC and Globant IT Services Corp in the United States of America (the “U.S.” or the "United Sates"); Sistemas Globales S.A., IAFH Global S.A., Dynaflows S.A., Avanxo S.A, BSF S.A and Decision Support S.A. in Argentina; Sistemas Colombia S.A.S., Avanxo Colombia and Belatrix Colombia SAS in Colombia; Global Systems Outsourcing S. de R.L. de C.V., Avanxo Servicios S.A. de C.V. and Grupo ASSA México Soluciones Informáticas S.A. de C.V. in Mexico; Sistemas Globales Uruguay S.A. and Difier S.A. in Uruguay; Globant Brasil Consultoria Ltda., Orizonta Consutoria de Negocios e Tecnología Ltda., Global Digital Business Solutions em Tecnologia Ltda. and Serviços Digitais em Tecnologia da Informação Ltda. in Brazil; Sistemas Globales Chile Asesorías Limitada in Chile; Globant Peru S.A.C., Avanxo Peru and Belatrix Peru SAC in Peru; Globant India Private Limited in India; Globant Bel LLC in Belarus; Small Footprint S.R.L. in Romania; Software Product Creation S.L. and BlueCap Management Consulting SL in Spain; Globant France S.A.S in France; Software Product Creation S.L. - Dubai Branch in the United Arab Emirates; and Globant Canada Corp. in Canada.

The Company provides services from development and delivery centers located in United States (San Francisco, New York, Seattle, Raleigh and Dallas), Argentina (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata), Uruguay (Montevideo), Colombia (Bogotá and Medellín), Brazil (São Paulo and Sao Jose Dos Campos), Peru (Lima), Chile (Santiago), México (Guadalajara and México City), India (Pune and Bangalore), Spain (Madrid), Belarus (Minsk), Romania (Cluj) and United Kingdom (London). The Company also has client management centers in United States (San Francisco, New York, Winston-Salem and Miami), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires), France (Paris), Chile (Santiago), Mexico (Mexico city) and the United Kingdom (London). The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Most of the revenues are generated through subsidiaries located in the U.S. The Company's workforce is mainly located in Latin America and to a lesser extent in India, Eastern Europe and U.S.

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

2.1 – Application of new and revised International Financial Reporting Standards

•Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2020. The impact of the new and revised standards and interpretations mentioned on these consolidated financial statements is described as follows.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company has adopted the following standards and interpretation that became applicable for annual periods commencing on or after January 1, 2020:

Amendments to References to the Conceptual Framework in IFRS Standards
Amendments to IFRS 3	Definition of a Business
Amendments to IAS 1 and IAS 8	Definition of Material
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform
Amendments to IFRS 16	Covid-19-Reated Rent Concessions[1]

1Effective for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted.

Apart from the two following statements, those standards did not have any material impact on the Company's accounting policies and did not require retrospective adjustments.

As of December 31, 2020, the Company adopted 'Amendment to IFRS 16 Covid-19-Related Rent Conecessions' where the Company recognized discounts for 512 in the consolidated statement of comprehensive income for the application of the practical expedient to the office space contracts.

As of December 31, 2020, the Company's loans and interest rate swap that bear interest based on LIBOR include a clause that provides alternative interest rates in the case of a discontinuity of LIBOR.

•New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

Amendments to IAS 1	Classification of Liabilities as Current or Non-Current[1]
Amendments to IFRS 3	Reference to the Conceptual Framework[2]
Amendments to IAS 16	Property, Plant and Equipment - Proceeds before Intended Use[2]
Amendments to IAS 37	Onerous Contracts - Cost of fulfilling a Contract[2]
Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41	Annual improvements to IFRS 2018-2020[2]
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform - Phase 2[3]

1Effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.
2Effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.
3Effective for annual reporting periods beginning on or after January 1, 2021. Earlier application is permitted.

•On January 23, 2020, the IASB issued 'Classification of Liabilities as Current or Non-current (Amendments to IAS 1)' providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date.

The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company has not opted for early application.

•On May 14, 2020, the IASB issued 'Reference to the Conceptual Framework (Amendments to IFRS 3)' to update an outdated reference in IFRS 3 without significantly changing its requirements.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The Company has not opted for early application.

•On May 14, 2020 the IASB issued 'Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)' regarding proceeds from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The Company has not opted for early application.

•On May 14, 2020 the IASB issued 'Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)' amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The Company has not opted for early application.

•On May 14, 2020 the IASB issued 'Annual Improvements to IFRS Standards 2018–2020'. The pronouncement contains amendments to four International Financial Reporting Standards (IFRSs) as result of the IASB's annual improvements project
The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. These amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted. The Company has not opted for early application.

•On August 27, 2020 the IASB issued 'Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)' with amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates.

The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2021. Earlier application is permitted. The Company has not opted for early application.

2.2 – Reclassifications to Prior Period Financial Statements

Certain amounts in the prior periods have been reclassified to conform to the current year presentation. Both, the original and new presentation are in accordance with International Financial Reporting Standards (IFRS).

2.2.1 Changes in the accounting policy of presentation on the Consolidated Statements of Comprehensive Income

The Company has made a change in the presentation of the finance income and finance expense, with the objective of presenting within the finance expense line item only those expenses related to finance costs. Other financial losses and financial results, arising from remeasurement of financial assets, have been presented within other financial results, net in the Consolidated Statement of Comprehensive Income. Exchange difference gain and loss presented separately as Finance Income and Finance expense, respectively, in previous consolidated financial statements, have been included net in Other Financial Results, net. Gain on transaction with bonds has been presented within other financial results, net. In previous consolidated financial statements it was presented in an individual line in the Consolidated Statement of Comprehensive Income. The figures being presented within other financial results, net, were previously segregated as finance income and finance expenses. The change has been applied retrospectively for consistency and comparability purposes and as required by IAS 8 for accounting policy changes. Such changes have been included to conform to the current year presentation.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	For the year ended December 31, 2019
	As previously reported	Reclassification	As reclassified(*)

Gain on transaction with bonds	1,569	(1,569)	—

Finance income	13,643	(12,685)	958
Finance expense	(26,801)	20,148	(6,653)
Other financial results, net	—	(5,894)	(5,894)
Finance expense, net / Financial results, net	(11,589)	—	(11,589)

	For the year ended December 31, 2018
	As previously reported	Reclassification	As reclassified(*)

Gain on transaction with bonds	—	—	—

Finance income	11,418	(11,011)	407
Finance expense	(16,968)	15,427	(1,541)
Other financial results, net	—	(4,416)	(4,416)
Finance expense, net / Financial results, net	(5,550)	—	(5,550)

(*) The breakdown of these line items from the statement of comprehensive income are included in note 7.

2.3 – Basis of consolidation

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

Non-controlling interest in the equity of consolidated subsidiaries is identified separately. Non-controlling interest consists of the amount of that interest at the date of the original business combination and the non-controlling share of changes in equity since the date of the consolidation.

Acquired companies are accounted for under the acquisition method whereby they are included in the consolidated financial statements from their acquisition date.

Detailed below are the subsidiaries of the Company whose financial statement line items have been included in these consolidated financial statements.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Company	Country	Main	Percentage ownership
	of	Activity	As of December 31,
	incorporation		2020	2019	2018
Sistemas UK Limited	United Kingdom	Customer referral services and software development support and consultancy	100.00%	100.00%	100.00%
Globant, LLC	United States of America	Customer referral services and software development support and consultancy	100.00%	100.00%	100.00%
Sistemas Colombia S.A.S.	Colombia	Software development and consultancy	100.00%	100.00%	100.00%
Global Systems Outsourcing S. de R.L. de C.V.	Mexico	Software development and consultancy	100.00%	100.00%	100.00%
Software Product Creation S.L.	Spain	Holding, investment, software development and consultancy	100.00%	100.00%	100.00%
Globant España S.A. (sociedad unipersonal)	Spain	Holding and investment activities	100.00%	100.00%	100.00%
Sistemas Globales Uruguay S.A.	Uruguay	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
IAFH Global S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales Chile Asesorías Limitada	Chile	Software development and consultancy	100.00%	100.00%	100.00%
Globers S.A.	Argentina	Travel organization services	100.00%	100.00%	100.00%
Globant Brasil Consultoria Ltda.	Brazil	Software development and consultancy	100.00%	100.00%	100.00%
Globant Peru S.A.C.	Peru	Software development and consultancy	100.00%	100.00%	100.00%
Globant India Private Limited	India	Software development and consultancy	100.00%	100.00%	100.00%
Dynaflows S.A. (1)	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
We Are London Limited	United Kingdom	Service design consultancy	100.00%	100.00%	100.00%
Difier S.A	Uruguay	Software development and consultancy	100.00%	100.00%	100.00%
Globant Bel LLC	Belarus	Software development and consultancy	100.00%	100.00%	100.00%
Globant Canada Corp	Canada	Software development and consultancy	100.00%	100.00%	100.00%
Globant France S.A.S.	France	Software development and consultancy	100.00%	100.00%	100.00%
Small Footprint S.R.L.	Romania	Software development and consultancy	100.00%	100.00%	100.00%
Globant Ventures S.A.S. (2)	Argentina	Holding and investment activities	100.00%	100.00%	100.00%
Software Product Creation SL Dubai Branch (3)	United Arab Emirates	Software development and consultancy	100.00%	100.00%	-
Avanxo Servicios Informáticos España S.L (4)	Spain	Holding and investment activities	100.00%	100.00%	-
Avanxo México Sociedad Anónima Promotora de inversión de Capital Variable (4)	Mexico	Cloud consulting and implementation services	100.00%	100.00%	-

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Company	Country	Main	Percentage ownership
	of	Activity	As of December 31,
	incorporation		2020	2019	2018
Avanxo Servicios S.A. de C.V. (4)	Mexico	Cloud consulting and implementation services	100.00%	100.00%	-
Avanxo Brasil Tecnología da Informacao LTDA (4)	Brasil	Cloud consulting and implementation services	100.00%	100.00%	-
Orizonta Consutoria De Negocios E Tecnologia LTDA (4)	Brasil	Cloud consulting and implementation services	100.00%	100.00%	-
Avanxo S.A. (4)	Argentina	Cloud consulting and implementation services	100.00%	100.00%	-
Avanxo - Sucursal del Perú (4)	Perú	Cloud consulting and implementation services	100.00%	100.00%	-
Avanxo Colombia (4)	Colombia	Cloud consulting and implementation services	100.00%	100.00%	-
Belatrix Global Corporation S.A. (5)	Spain	Holding and investment activities	100.00%	100.00%	-
BSF S.A. (5)	Argentina	Agile product development services	100.00%	100.00%	-
Belatrix Peru SAC (5)	Peru	Agile product development services	100.00%	100.00%	-
Belatrix Colombia SAS (5)	Colombia	Agile product development services	100.00%	100.00%	-
Globant IT Service Corp (6)	United States of America	Agile product development services	100.00%	100.00%	-
Grupo Assa Worldwide S.A (7)	Spain	Holding and IT consultancy services	100.00%	-	-
Grupo ASSA Corp. (7)	United States of America	Business an IT consultancy services	100.00%	-	-
GASA México Consultoria y Servicios S.A de C.V (7)	Mexico	Business an IT consultancy services	100.00%	-	-
Grupo Assa México Soluciones Informáticas S.A de C.V (7)	Mexico	Business an IT consultancy services	100.00%	-	-
Grupo Assa Colombia S.A.S (7)	Colombia	Business an IT consultancy services	100.00%	-	-
CTN Consultoria Tecnologia e Negocios LTDA (7)	Brazil	Business an IT consultancy services	100.00%	-	-
IBS Integrated Business Solutions Consultoria LTDA (7)	Brazil	Business an IT consultancy services	100.00%	-	-
Global Digital Business Solutions em Tecnologia LTDA (7)	Brazil	Business an IT consultancy services	100.00%	-	-
Servicios Digitais em tecnologia de informacao LTDA (7)	Brazil	Business an IT consultancy services	100.00%	-	-
Grupo Assa Chile (7)	Chile	Business an IT consultancy services	100.00%	-	-
Decision Support S.A (7)	Argentina	Business an IT consultancy services	100.00%	-	-
Banking Solutions S.A (7)	Argentina	Business an IT consultancy services	100.00%	-	-
Brazilian Technology Partners S.A (7)	Argentina	Holding and investment activities	100.00%	-	-
Globant Colombia S.A.S (8)	Colombia	Software development and consultancy	100.00%	-	-
Globant Germany GmbH (9)	Germany	Software development and consultancy	100.00%	-	-
Xappia SpA (10)	Chile	Cloud consulting and implementation services	100.00%	-	-
Xappia S.R.L.(10)	Argentina	Cloud consulting and implementation services	100.00%	-	-

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Company	Country	Main	Percentage ownership
	of	Activity	As of December 31,
	incorporation		2020	2019	2018
Giant Monkey Robot SpA (11)	Chile	Live game operations, in-game economy, and mobile game development	100.00%	-	-
Giant Monkey Robot Inc. (11)	United States of America	Live game operations, in-game economy, and mobile game development	100.00%	-	-
BlueCap Management Consulting SL (12)	Spain	Business and financial consultancy services	100.00%	-	-

(1)On October 26, 2018, the sellers exercised the put option on the non-controlling interest of Dynaflows (see note 25.2).
(2)Globant Ventures S.A.S was registered on January 17, 2019.
(3)Software Product Creation SL Dubai Branch is dormant since February 27, 2020.
(4)Avanxo (Bermuda) Limited changed its name to Avanxo Servicios Informáticos España S.L due to its redomiciliation to Spain in October 2019, this Company was acquired along with its subsidiaries in Brazil, Mexico, Colombia, Peru, Argentina and the United States ("Avanxo Group") on February 1, 2019 (see note 25.8).
(5)Belatrix Global Corporation S.A along with its subsidiaries in Peru, Colombia, Spain, the United States and Argentina ("Belatrix Group") were acquired on August 9, 2019 (see note 25.9).
(6)Belatrix Services Corp changed its name to Globant IT Services Corp. on April 21, 2020.
(7)Grupo Assa Worldwide S.A along with its subsidiaries in Colombia, United States, Brazil, Mexico, Argentina and Chile (“gA Group”) were acquired on July 31, 2020 (see note 25.11).
(8)Globant Colombia S.A.S was incorporated on September 8, 2020.
(9)Globant Germany GmbH was incorporated on September 9, 2020.
(10)Xappia SpA and Xappia SRL were acquired on October 21, 2020 (see note 25.12).
(11)Giant Monkey Robot, SpA and Giant Monkey Robot, Inc were acquired on November 9, 2020 (see note 25.13).
(12)BlueCap Management Consulting SLU was acquired on December 18, 2020 (see note 25.14).

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

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively; and

•liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
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

Arrangements that include remuneration of former owners of the acquiree for future services are excluded of the business combinations and will be recognized as expense during the required service period.

3.2 – Goodwill

Goodwill arising in a business combination is carried at cost as established at the acquisition date of the business less accumulated impairment losses, if any. For the purpose of impairment testing, goodwill is allocated to a unique cash generating unit (CGU).

Goodwill is not amortized and is reviewed for impairment at least annually or more frequently when there is an indication that the business may be impaired. If the recoverable amount of the business is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the business and then to the other assets of the business pro-rata on the basis of the carrying amount of each asset in the business. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of comprehensive income. An impairment loss recognized for goodwill is not reversed in a subsequent period.

The Company has not recognized any impairment loss in the years ended December 31, 2020, 2019 and 2018.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
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

Reviews to these estimates may result in increases or decreases to revenues and income and are reflected in the consolidated financial statements in the periods in which they are first identified. If the estimates indicate that a contract loss will be incurred, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in cost of revenues in the consolidated statement of comprehensive income. Contract losses for the periods presented in these consolidated financial statements were immaterial.

The Company also provides hosted access to software applications for a subscription-based fee. The revenue from these subscription resales contracts is recognized at a point in time, given that the performance obligation is satisfied when the contract is signed by the customer and the Company. The Company acts as an agent because the performance obligation is to arrange for the service to be provided to the customer by another party (the owner of the software applications). Consequently, the revenue is measured as the amount of the commission, which is the net amount of consideration that the Company retains after paying the other party the consideration received in exchange for the services to be provided by that party.

3.4 – Leases

During 2018, the Company applied IAS 17 for leases recognition, where leases were classified as finance leases whenever the terms of the lease transferred substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases.

Finance leases which transferred to the Company substantially all the risks and benefits incidental to ownership of the leased item, were capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges were recognized in finance costs in the consolidated statement of comprehensive income. A leased asset was depreciated over the useful life of the asset. However, if there was no reasonable certainty that the Company would obtain ownership by the end of the lease term, the asset should be depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments were recognized as an expense on a straight-line basis over the lease term, except where another systematic basis was more representative of the time pattern in which economic benefits from the leased asset were consumed. Contingent rentals arising under operating leases were recognized as an expense in the period in which they were incurred.

In the event that lease incentives were received to enter into operating leases, such incentives were recognized as a liability. The aggregate benefit of incentives was recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis was more representative of the time pattern in which economic benefits from the leased asset were consumed.

As of January 1, 2019, the Company applied IFRS 16 where the Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (leases with a lease term of 12 months or less) and leases of low value assets (assets with a value of 5 or less when new). For these leases, the Company recognizes the lease payments as an operating expense on a straight line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•fixed payments, less any lease incentives receivable;
•variable lease payments that are based on an index or a rate;
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

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

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right–of–use asset) whenever:

1.the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
2.the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
3.a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The Company made adjustments related to leases that are subject to changes in the consumer price index. As of December 31, 2020 and 2019, such adjustments amounted to 491 and 126 respectively.

Right-of-use asset are measured at cost comprising the following:
•the amount of the initial measurement of lease liability;
•any lease payments made at or before the commencement date less any lease incentives received;
•any initial direct costs and restoration costs.

Right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever the Company incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. The costs are included in the related right–of-use asset.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Company applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in note 3.10.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are assets with a value of 5 or less when new.

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
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.5 – Foreign currencies

The functional currency of the Company and most of its subsidiaries is the U.S. dollar, except for some subsidiaries; the main subsidiaries with a functional currency different from U.S dollar are:

•Globant Brasil Consultoría Ltda.: the functional currency is the Brazilian Real.
•Globers S.A.: the functional currency is the Argentine Peso.
•Avanxo Mexico S.A.P.I de C.V.: the functional currency is the Mexican Peso.
•Orizonta Consultoria De Negocios E Tecnologia LTDA: the functional currency is the Brazilian Real.
•Avanxo S.A.: the functional currency is the Argentine Peso.
•Avanxo Colombia: the functional currency is the Colombian Peso.
•BlueCap Management Consulting SL: the functional currency is the European Union Euro.

In preparing these consolidated financial statements, transactions in currencies other than the functional currency (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are kept at the original translated cost. Exchange differences are recognized in profit and loss in the period in which they arise.

In the case of the subsidiaries with a functional currency other than the U.S. dollar, assets and liabilities are translated at current exchange closing rates at the date of that balance sheet, while income and expense are translated at the date of the transaction rate. The resulting foreign currency translation adjustment is recorded as a separate component of accumulated other comprehensive income (loss) in equity.

Accounting standards are applied on the assumption that the value of money (the unit of measurement) is constant over time. However, when the rate of inflation is no longer negligible, a number of issues arise impacting the true and fair nature of the accounts of entities that prepare their financial statements on a historical cost basis. To address such issues, entities apply IAS 29 Financial Reporting in Hyperinflationary Economies from the beginning of the period in which the existence of hyperinflation is identified. Based on the statistics published on July 17, 2018, the 3-year cumulative rate of inflation for consumer prices and wholesale prices in Argentina reached a level of about 123% and 119%, respectively. On that basis, Argentina was considered an hyperinflationary economy since July 1, 2018. As of December 31, 2020, the Company assessed that the effects of inflation are not material to the financial statements, since the most significant Argentine subsidiaries have the U.S. dollars as their functional currency, except for Globers S.A. and Avanxo S.A as explained above.

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

Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because taxable profit excludes items of income or expense that are taxable or deductible in future years and it further excludes items that are never taxable or deductible. The Company's liability for current income tax is calculated using tax rates that have been enacted or substantively enacted as of the balance sheet dates. The current income tax charge is calculated on the basis of the tax laws in force in the countries in which the consolidated entities operate.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

For the fiscal years 2020 and 2019, Globant S.A, is subject to a corporate income tax rate of 17% on taxable income exceeding EUR 200, leading to an overall tax rate of 24.94% in Luxembourg City for FY 2019 and FY 2020 (taking into account the solidarity surtax of 7% on the CIT rate, and including the 6.75% municipal business tax rate applicable).

The holding companies located in Spain elected to be included in the Spanish special tax regime for entities having substantially all of their operations outside of Spain, known as “Empresas Tenedoras de Valores en el Exterior” (“ETVE”). Globant España S.A and Global Assa Worldwide S.L were registered in 2008 and Belatrix Global Corporation S.A. is registered since 2013. Under the ETVE regime, dividends distributed from its foreign subsidiaries as well as any gain resulting from disposal are tax free. In order to be entitled to the tax exemption, among other requirements, the main activity of the entities must be the administration and management of equity instruments from non-Spanish entities and such entities must be subject to a tax regime similar to that applicable in Spain for non-ETVEs companies. As of December 31, 2020 and 2019, the Uruguayan subsidiary distributed dividends for a total amount of 22,300 and 11,000 to Globant España S.A, respectively. Additionally, as of December 31, 2019, BSF S.A distributed dividends for a total amount of 310 to Belatrix Global Corporation S.A. If this tax exemption would not apply, the applicable tax rate should be 25%. The Company´s Spanish subsidiaries Software Product Creation S.L., Avanxo Servicios Informaticos S.L. and Bluecap Management Consulting S.L are subject to a 25% corporate income tax rate.

Argentine companies are subject to a 30% corporate income tax rate. In May 2008, IAFH Global S.A. and Sistemas Globales S.A. were notified by the Argentine Government through the Ministry of Economy and Public Finance that they had been included within the promotional regime for the software industry established under Law No. 25,922 (the “Software Promotion Regime”). BSF S.A is benefited by the promotional regime as well. The incorporation was notified on April 2008. Decision Support S.A was included in the regime on November 2017.

Under Argentina’s Software Promotion Law No. 25,922 (Ley de Promoción de la Industria de Software), as amended by Law No. 26,692 and Decree No. 95/2018 (the "Software Promotion Law"), some of the Company's operating subsidiaries in Argentina benefit from a 60% reduction in their corporate income tax rate (as applied to income from promoted software activities) and a tax credit of up to 70% of amounts paid for certain social security taxes (contributions) that may be offset against value-added tax liabilities. Law No. 26,692, the 2011 amendment to the Software Promotion Law (“Law No. 26,692”), also allows such tax credits to be applied to reduce the Company's Argentine subsidiaries’ corporate income tax liability by a percentage not higher than the subsidiaries’ declared percentage of exports and extends the tax benefits under the Software Promotion Law until December 31, 2019.

The Software Promotion Law was valid until December 31, 2019.

On May 22, 2019, the Argentine Congress enacted Law No. 27,506 ("Ley de Economía del Conocimiento"), which provides a promotional regime for the Knowledge Economy, which was modified by means of Law No. 27,570, published on October 26, 2020 ("Knowledge based Economy Law"). The Knowledge based Economy Law is valid from January 1, 2020 -for the legal entities adhered to the Software Promotion Law- and from the publication of the Law No. 27,570 for other entities, and in both cases until December 31, 2029, and aims to promote economic activities that apply knowledge and digitization of information, supported by advances in science and technology, to obtain goods and services and improve processes.
For registration at the National Registry of Beneficiaries, the beneficiaries of the Software Promotion Law must have expressed their willingness to continue in the regime for the Promotion of the Economy of Knowledge, through the presentation of the respective application before the entry into force of the Knowledge based Economy Law. Once the formalities established for this purpose have been fulfilled, the applicants will be incorporated in the registry, considering the date of registration January 1, 2020. To that end the beneficiaries must be in good standing with their obligations regarding the Software Promotion Law.

Sistemas Globales S.A. and IAFH S.A. filed their applications for registration in the National Registry of Beneficiaries on November 12, 2019, BSF S.A. did so on December 3, 2019 and Decision Support on December 11, 2019. The registrations were treated as provisional. However, for this entities the regime is fully applicable from January 1st, 2020.

In order to remain in the National Registry, the beneficiaries must prove every two years that they meet certain requirements, such as, they are in compliance with their tax, labor, union and social security; they maintain and / or increase their payroll compared to that declared at the time of the presentation of the application for registration (this requirement may be controlled annually); they continue to comply with the requirements related to the promoted activities. Additionally, they must increase the amount of exports and/or research and development expenses and/or training investment in the percentages established by the

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

enforcement authority. However, such proportional increase requirement was suspended for the first biannual renewal due to the emergency caused by the outbreak of COVID-19.

The beneficiaries of the regime will enjoy the following benefits:
–Stability in the enjoyment of benefits.
–Beneficiaries who carry exports within the promoted activity, are not subject to any withholding and/or collection VAT regimes.
–A reduced corporate income tax rate applied to the promoted activities. The reduction is applied on the general tax rate as follows: (i) 60% for micro and small enterprises, (ii) 40% for medium-sized enterprises, and (iii) 20% for large enterprises. The original law established a reduced rate of 15%. The benefit is applicable for the fiscal year starting after the date of registration.
–In addition, beneficiaries will be allowed to deduct as an expense, the withholding tax paid of foreign taxes, if the taxed income constitutes an Argentine source of income.
–A non-transferable tax credit of up to 70% of amounts paid for certain social security taxes (contributions) for the employees associated with the promoted activities. The credit may be offset against value-added tax liabilities within 24 months of its issuance. Beneficiaries that carry out exports are authorized to use the credit against income tax liabilities in the percentage of exports reported at the time of registration. The credit will be increased to 80% to newly-onboarded employees that are: (a) women, (b) transsexual and transgender persons, (c) professionals with graduate studies in engineering, exact or natural sciences, (d) individuals with disabilities, (e) individuals who reside in unfavorable areas and/or provinces with lower relative development, (f) individuals who, before being employed, were beneficiaries of welfare programs, among other groups of interest to be added by the enforcement authority.

The Knowledge based Economy Law is regulated by Decree No. 1034/2020 published on December 21, 2020 and Resolution No. 4/2021 that was issued by the enforcement authority -the Ministry of Productive Development- on January 14, 2021.
According to the Decree and the Resolution, the beneficiaries of the former Software Promotion Regime will enjoy the benefits of the Knowledge Economy Law retroactively since January 1st, 2020.

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
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company’s Argentine subsidiaries, Globers Travel, Dynaflows, Globant Ventures SAS, Avanxo S.A., Banking Solutions S.A, Brazilian Partners S.A. and Xappia S.R.L are subject to a corporate income tax rate of 30% as they are not in included within the Software Promotion Regime nor Knowledge Economy Regime.

The Company’s Uruguayan subsidiary Sistemas Globales Uruguay S.A. is domiciled in a tax free zone and has an indefinite tax relief of 100% of the income tax rate and an exemption from VAT. Aggregate income tax relief arising under Sistemas Globales Uruguay S.A. for years ended December 31, 2020, 2019 and 2018 were 29,818, 21,224 and 11,095 , respectively. The Company’s Uruguayan subsidiary Difier S.A. is located outside tax-free zone and according to Article 163 bis of Decree No. 150/007 the software development services performed are exempt from income tax and value-added tax applicable as long as they are exported and utilized abroad, except for the financial results that are taxable at a rate of 25%. Difier S.A is 100% export-oriented.

The Colombian subsidiaries are subject to federal corporate income tax at the rate of 32%. Until December 31, 2018 the Company's Colombian subsidiary Sistemas Colombia S.A.S. was subject to federal corporate income tax at the rate of 33% and a surcharge at the rate of 4% calculated on net income before income tax. Law N°1,943 gradually reduces the corporate tax rates from 33% to 30% from fiscal years 2020 to 2022.

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

The reform also introduces base erosion provisions for U.S corporations that are part of multinational groups. For fiscal years beginning after December 31, 2017, a U.S corporation is potentially subject to tax under the Base Erosion Anti-Abuse Tax provision (“BEAT”), if the controlled group of which it is a part has sufficient gross receipts and derives a sufficient level of “base erosion tax benefits”.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

On February 1, 2018, the Finance Minister presented the Union Budget 2018-19. A reduction in the corporate tax rate was proposed for companies with an annual turnover of up to Rupees (Rs) 2,5 billion. In such case, the tax rate is 25% plus surcharge. Globant India Private Limited is eligible for the lower corporate tax rate.

The Indian Government introduced on September, 2019, a slew of measures through the Taxation Laws (Amendment) Ordinance, to make certain amendments in the Income-tax Act 1961 and the Finance (No.2) Act 2019.

Under the new measures, any domestic company will be able to choose to be taxed at the rate of 22% if, among other things, reject the SEZ tax holidays. Thus, the effective tax rate for these companies shall be 25.17% inclusive of surcharge & cess. Domestic companies are required to exercise the option to claim the lower tax rate from AY 2020-21 onwards in the prescribed form and manner, once the option is made it cannot be withdrawn for any subsequent year. Also, such companies shall not be required to pay Minimum Alternate Tax (‘MAT’).

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

3.7.1.2 – Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets including tax loss carry forwards are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. The Company has not recorded any current or deferred income tax in other comprehensive income or equity in any each of the years presented, except for deferred income tax arising from the share-based compensation plan, for the deferred income tax arising from hedge instruments and for the translation of deferred tax assets and liabilities arising from subsidiaries with functional currencies other than U.S. dollar.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
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

As of December 31, 2020 and 2019, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred (assessed as not probable), as of the date of the financial statements in accordance with IFRIC 23 in an amount of 3,543 and 1,768, related to assessments for the fiscal years 2014 to 2020 and 2014 to 2019, respectively. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
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

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses if any, on the same basis as intangible assets acquired separately.

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

The amount initially recognized for internally-generated assets is the sum of expenditure incurred (including employee costs and an appropriate proportion of overheads) from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Capitalized intangible assets are amortized from the point at which the asset is ready for use. Subsequent to initial recognition, intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately. Costs associated with maintaining software programs are recognized as an expense as incurred.

3.9.4 – Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss when the asset is derecognized. As of December 31, 2020 and 2019, the Company has derecognized intangible assets for an amount of 507 and 24, respectively.

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
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income for the year.

As of December 31, 2020, 2019 and 2018 the Company recorded an impairment loss of 83, 720 and 306, respectively, related to internally-generated intangible assets.

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

3.12 – Financial assets

On initial recognition, a financial asset is classified as measured at: (i) amortized cost (ii) fair value through other comprehensive income (FVOCI) or (iii) fair value through profit or loss (FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

3.12.1 – Amortized cost and effective interest method

A financial asset is measured at amortized cost if both of the following conditions are met, and if it is not designated as at FVPL:
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

3.12.2 – Financial assets measured at FVOCI

A financial asset is measured at FVOCI if both of the following conditions are met, and if it is not designated as at FVPL:
-    It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets
-    Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

The change in fair value of financial assets measured at FVOCI is accumulated in the investment revaluation reserve until they are derecognized. When a financial asset measured at FVOCI is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.12.3 – Financial assets measured at FVPL

All financial assets not classified as measured at amortized cost or FVOCI as described above, are measured at FVPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘Other financial results, net’ line.

3.12.4 - Derivative financial instruments

The Company enters into foreign exchange forward contracts and swaps. Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the financial statements unless the Company has both a legally enforceable right and intention to offset. The impact of the futures and forward contracts on the Company’s financial position is disclosed in note 28. A derivative is presented as a non–current asset or a non–current liability if the remaining maturity of the instrument is more than 12 months and it is not due to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

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

The effective portion of changes in the fair value of derivatives and other qualifying hedging instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the ‘Other financial results, net’ line item. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

The Company discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria (after rebalancing, if applicable). This includes instances when the hedging instrument expires or is sold,

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
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

3.12.7 – Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets, other than those at FVTPL. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Company always recognizes lifetime expected credit losses ("ECL") for trade receivables, using a simplified approach. The expected credit losses on these financial assets are estimated using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
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
d. it is becoming probable that the borrower will enter bankruptcy or other financial reorganization;
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

As of December 31, 2020 and 2019, the Company entered in one factoring agreement, each year, arranged both with Banco Santander; pursuant to which Globant, LLC transferred receivables for a total amount of 1,292 and 3,510, respectively; as of December 31, 2020 the Company also incurred in a collection in advance benefit that some clients offer with JP Morgan and Deutsche Bank for a total amount of 3,843. The Company considers that it has substantially transferred the risks and rewards intrinsic to these receivables to the bank and therefore they were derecognized.

3.12.9 – Convertible Notes

The Company recognizes convertible notes measured at their fair value using the market approach which consist in using price and relevant information generated by market transactions involving identical or comparable assets, liabilities or group of assets and liabilities, such as a business.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.12.9.1 Convertible note - Collokia

On May, 5, 2017, the Company and Collokia LLC, signed a loan agreement whereby the Company provides a financing facility of 100. Interest on the entire outstanding principal balance is computed at an annual rate of 2.8%. Collokia shall repay the loan in full within 18 months from the date that this agreement has been signed off. The Company has the right to convert any portion of the outstanding principal into preferred units of Collokia. As of December 31, 2020 and 2019, the fair value of the loan agreement amounted to 130 and 115, respectively, and is disclosed as other financial assets current. The Company expects to collect the convertible note in a foreseeable future and hence it has concluded that the convertible note is recoverable (see note 32.2).

3.12.9.2 Convertible note - Wolox

On January 21, 2019 ("issuance date"), Globant España S.A. and Wolox, LLC (Wolox), agreed into a convertible promissory note purchase agreement whereby Globant España S.A. provides financing facility for 1,800.  Interest on the entire outstanding principal balance is computed at an annual rate equal to LIBOR plus 2%. Wolox shall repay the loan in full within 18 months from the date as of the issuance date. Globant España S.A has the right to convert any portion of the outstanding principal into fully paid and nonassessable membership interest of Wolox. As of December 31, 2019, the fair value of the loan agreement amounted to 1,841, and is disclosed as other financial assets current. On December 31, 2020, Globant España S.A entered into an agreement to sell its participation for 2,600 to Accenture International B.V, the gain arising from the sell is recognized in other income and expense, net line in profit or loss.

3.12.9.3 Convertible notes - Globant Ventures

During the year ended December 31, 2020, Globant Venture SAS entered into 2 note purchase agreements with Drixit Technologies Inc and Woolabs S.A, additional to the 4 note purchase agreements acquired previously on 2019 with Interactive Mobile Media S.A. (CamonApp), AvanCargo Corp., TheEye S.A.S. and Robin (the "startups"), pursuant to which Globant Ventures provides financing facility for a total amount of 1,036.  Interest on the entire outstanding principal balance is computed at annual rates ranging from 5% to 12% .Globant Venture SAS has the right to convert any portion of the outstanding principal into equity interest of the startups. As of December 31, 2020 and 2019, the fair value of the loan agreement amounted to 306 and 300 disclosed as other financial assets non-current, respectively, and 730 disclosed as other financial assets current as of December 31, 2020.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
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

3.15 – Reimbursable expenses

Out-of-pocket and travel expenses are recognized as expense in the statements of comprehensive income in the year they are incurred. Reimbursable expenses are billed to customers and presented within the line item "Revenues" in the statements of comprehensive income for the year.

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

The fair value determined at the grant date of the equity-settled share-based payments is recognized to spread the fair value of each award over the vesting period on a straight-line basis, based on the Company’s estimate of equity instruments that will potentially vest, with a corresponding increase in equity.

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

3.18 – Gain on transactions with bonds

During the year ended December 31, 2020 and 2019, the Company's Argentine subsidiaries, through cash received from intercompany loans and repayments of intercompany loans, acquired Argentine sovereign bonds in the U.S. market denominated in U.S. dollars.

After acquiring these bonds, the Company's Argentine subsidiaries sold those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the year ended December 31, 2020 and 2019 was higher than

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

its quoted price in the U.S. market (in U.S dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into the Company's Argentine subsidiaries' functional currency, thus, as a result, the Company recognized a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

During the year ended December 31, 2020 and 2019, the Company recorded a gain amounting to 9,580 and 1,569, respectively, due to the above mentioned transactions that were disclosed under the caption "Other financial results, net" in the consolidated statements of comprehensive income (see note 2.2.1).

As of December 31,2018 the Company did not engaged in the above described transaction.

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

1.Income taxes

Determining the consolidated provision for income tax expenses, deferred income tax assets and liabilities requires judgment. The provision for income taxes is calculated over the net income of the company and is inclusive of federal, local and state taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences in each of the jurisdictions where the Company operates of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes.

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

2.Impairment of trade receivables

The Company measures ECL using reasonable and supportable forward looking information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
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

As of December 31, 2020, 2019 and 2018, the Company recorded a recovery for an amount of 107 and an impairment for an amount of, 275 and 3,421, respectively, using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date. As of December 31, 2020 the Company has recognized and additional impact related to the COVID-19 pandemic, see note 31.

3.Fair value measurement and valuation processes

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

4.Provision for contingencies

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

5.Purchase price allocation

The acquisition method of accounting is use to account for all business combinations. Under this method, assets acquired and liabilities assumed of the Company are measured at fair value for financial reporting purposes, In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company estimates the fair value of an asset or a liability by converting future amounts (e.g. cash flows or income and expenses) to a single current (i.e. discounted) amount. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in note 28.8

The determination of the fair value of the tangible and intangible assets involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital The fair values of the customer relationship intangible assets were determined using the multi-period excess earnings method based on discounted projected net cash flows. Management’s key assumptions used in estimating future cash flows included projected revenue growth rates, customer attrition rates, and the discount rate.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 5 – REVENUE

The following tables present the Company’s revenues disaggregated by type of contracts, by revenue source regarding the industry vertical of the client and by currency. The Company provides technology services to enterprises in a range of industry verticals including banks, financial services and insurance, media and entertainment, professional services, consumer, retail and manufacturing, technology and telecommunications, travel and hospitality and health care, among others. The Company understands that disaggregating revenues into these categories achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of revenues may be affected by economic factors. However, this information is not considered by the chief operating decision-maker to allocate resources and in assessing financial performance of the Company. As noted in the business segment reporting information in note 26, the Company operates in a single operating and reportable segment.

	For the year ended December 31,
By Industry vertical	2020	2019	2018
Banks, Financial Services and Insurance	193,364	143,788	114,439
Media and Entertainment	187,071	156,292	133,093
Consumer, Retail & Manufacturing	105,876	85,698	54,087
Professional Services	103,133	73,282	52,318
Technology & Telecommunications	96,643	88,183	67,310
Travel & Hospitality	67,634	92,773	89,212
Health Care	53,781	—	—
Other Verticals	6,637	19,309	11,851
TOTAL	814,139	659,325	522,310

	For the year ended December 31,
By Currency(*)	2020	2019	2018
United States dollar (USD)	699,769	563,747	447,314
European euro (EUR)	35,454	28,237	30,087
Pound sterling (GBP)	1,331	3,012	6,550
Argentine peso (ARS)	33,594	26,948	20,651
Mexican peso (MXN)	21,624	19,939	11,711
Colombian peso (COP)	7,791	6,831	4,068
Brazilian real (BRL)	10,795	8,030	46
Others	3,781	2,581	1,883
TOTAL	814,139	659,325	522,310

(*) Billing currency.

	For the year ended December 31,
By Contract Type	2020	2019	2018
Time and material contracts	698,943	544,131	431,295
Fixed-price contracts	107,033	106,386	90,980
Subscription resales	8,156	8,525	—
Others	7	283	35
TOTAL	814,139	659,325	522,310

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 6 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

6.1 - Cost of revenues

	For the year ended December 31,
	2020	2019	2018
Salaries, employee benefits and social security taxes	(476,480)	(366,594)	(293,171)
Shared-based compensation expense	(4,109)	(4,976)	(4,248)
Depreciation and amortization expense	(9,759)	(7,350)	(4,022)
Travel and housing	(6,881)	(17,115)	(6,623)
Office expenses	(3,050)	(2,583)	(2,082)
Professional services	(6,599)	(4,440)	(5,248)
Promotional and marketing expenses	(498)	(252)	(1,575)
Recruiting, training and other employee expenses	(2,436)	(1,854)	(1,382)
Taxes	—	—	(203)
TOTAL	(509,812)	(405,164)	(318,554)

6.2 - Selling, general and administrative expenses

	For the year ended December 31,
	2020	2019	2018
Salaries, employee benefits and social security taxes	(86,563)	(69,056)	(47,805)
Share-based compensation expense	(20,519)	(14,912)	(8,665)
Rental expenses (1)	(5,762)	(5,260)	(17,185)
Office expenses	(13,515)	(10,733)	(11,602)
Professional services	(23,693)	(13,167)	(13,754)
Travel and housing	(3,878)	(7,259)	(6,259)
Taxes	(16,665)	(16,201)	(6,126)
Depreciation and amortization expense	(21,083)	(16,905)	(16,521)
Depreciation expense of right-of-use assets	(17,638)	(14,584)	—
Recruiting, training and other employee expenses	(4,389)	(2,299)	(1,507)
Promotional and marketing expenses	(3,517)	(2,102)	(3,763)
TOTAL	(217,222)	(172,478)	(133,187)

(1) Includes rental expenses from short–term leases and leases of low–value assets due to the impact of the adoption of IFRS 16 since January 1, 2019.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 7 – FINANCE INCOME / EXPENSE/ OTHER FINANCIAL RESULTS

	For the year ended December 31,
	2020	2019(*)	2018(*)
Finance income
Interest gain	1,920	958	407
Total	1,920	958	407

Finance expense
Interest expense on borrowings	(2,426)	(1,226)	(152)
Interest expense on lease liabilities	(4,944)	(3,464)	—
Other interest	(1,505)	(419)	(525)
Other	(1,555)	(1,544)	(864)
Total	(10,430)	(6,653)	(1,541)

Other financial results, net
Net (loss) gain arising from financial assets measured at fair value through PL	(3,423)	1,207	2,763
Net gain (loss) arising from financial assets measured at fair value through OCI	(16)	72	258
Gain (loss) arising from financial assets measured at amortized cost	395	99	—
Foreign exchange gain (loss), net	(2,935)	(8,841)	(7,437)
Gain on transaction with bonds	9,580	1,569	—
Total	3,601	(5,894)	(4,416)

(*) As of December 31, 2019 and 2018, some changes in the presentation of the financial result were included (see note 2.2.1).

NOTE 8 – INCOME TAXES

8.1 – INCOME TAX RECOGNIZED IN PROFIT AND LOSS

	For the year ended December 31,
	2020	2019	2018
Tax expense:
Current tax expense	(27,834)	(19,327)	(23,324)
Deferred tax gain	5,527	4,310	7,456
TOTAL INCOME TAX EXPENSE	(22,307)	(15,017)	(15,868)

Most of the revenues are generated through subsidiaries located in the U.S. The Company's workforce is mainly located in Latin America and to a lesser extent in India, Eastern Europe and U.S.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table provides a reconciliation of the statutory tax rate to the effective tax rate:

	For the year ended December 31,
	2020	2019	2018
Profit before income tax	76,524	69,032	67,464

Tax calculated at the tax rate in each country	(13,253)	(12,714)	(15,887)
Argentine Software Promotion Regime (note 3.7.1.1)	637	3,256	6,844
Non-deductible expenses	1,180	925	1,130
Tax loss carry forward not recognized	(3,686)	(2,402)	(1,462)
Exchange difference	(1,781)	(4,365)	(8,777)
Effect of foreign exchange difference in tax base	(5,404)	—	—
Other	—	283	2,284
INCOME TAX EXPENSE RECOGNIZED IN PROFIT AND LOSS	(22,307)	(15,017)	(15,868)

8.2 – DEFERRED TAX ASSETS AND LIABILITIES

	As of December 31,
	2020	2019
Share-based compensation plan	19,466	11,587
Provision for vacation and bonus	10,370	6,533
Intercompany trade payables	10,247	3,553
Property, equipment and intangibles	(5,699)	1,163
Goodwill	(2,799)	(1,752)
Allowance for doubtful accounts	727	928
Contingencies	992	714
Inflation adjustment	3,080	1,186
Others	2,160	917
Loss carryforward (1)	2,963	2,039
TOTAL DEFERRED TAX ASSETS	41,507	26,868

	As of December 31,
	2020	2019
Other Assets	(1,122)	(1,028)
Property, equipment and intangibles	(12,576)	—
TOTAL DEFERRED TAX LIABILITIES	(13,698)	(1,028)

(1)As of December 31, 2020 and 2019, the detail of the loss carryforward is as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	2020		2019
Company	Loss carryforward	Expiration date	Loss carryforward	Expiration date
Globant S.A.	201	does not expire	—	—
Dynaflows S.A.	2	2022	—	—
Dynaflows S.A.	33	2023	138	2024
Dynaflows S.A.	88	2024	53	2023
Dynaflows S.A.	33	2025	4	2022
IAFH Global S.A	426	2024	594	2024
IAFH Global S.A	586	2025	—	—
Globant Brasil Consultoría Ltda. (2)	540	does not expire	767	does not expire
We Are London Limited	56	does not expire	163	does not expire
Difier S.A	—	—	3	does not expire
Sistemas Globales S.A.	—	—	25	2023
Avanxo S.A.	4	2022	129	2024
Avanxo S.A.	4	2023	—	—
Avanxo S.A.	32	2024	—	—
Avanxo S.A.	23	2025	—	—
BSF S.A.	—	—	140	2024
Avanxo - Sucursal del Perú	—	—	20	2022
Globant France S.A.S.	—	—	3	does not expire
Avanxo México Sociedad Anónima Promotora de inversión de Capital Variable	379	2030	—	—
Globant India Private Limited	472	does not expire	—	—
Grupo ASSA Colombia SAS	84	2031	—	—
	2,963		2,039

(2)The amount of the carryforward that can be utilized for Globant Brasil Consultoría Ltda. is limited to 30% of taxable income in each carryforward year.

As of December 31, 2020 and 2019, no deferred tax liability has been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and it is probable that will be no reversal in the foreseeable future in a way that would result in a charge to taxable profit.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The roll forward of the deferred tax assets/(liabilities) presented in the consolidated financial position is as follows:

2020	Opening	Recognised in	Recognised	Acquisitions/	Additions from	Closing
	balance	profit or loss (*)	directly in equity	disposals	business combinations	balance

Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	11,587	(76)	12,416	(4,461)	—	19,466
Provision for vacation and bonus	6,533	3,829	—	—	8	10,370
Intercompany trade payables	3,553	6,694	—	—	—	10,247
Property, equipment and intangibles	1,163	(7,065)	—	—	(12,373)	(18,275)
Goodwill	(1,752)	(1,047)	—	—	—	(2,799)
Allowance for doubtful accounts	928	(224)	—	—	23	727
Contingencies	714	215	—	—	63	992
Inflation adjustments	1,186	1,408	—	—	486	3,080
Other assets	(1,028)	(94)	—	—	—	(1,122)
Others	917	247	—	—	996	2,160
Subtotal	23,801	3,887	12,416	(4,461)	(10,797)	24,846
Loss carryforward	2,039	1,219	—	(295)	—	2,963
TOTAL	25,840	5,106	12,416	(4,756)	(10,797)	27,809

(*) Includes foreign exchange loss of 421.

2019	Opening	Recognised in	Recognised in	Recognised	Acquisitions/	Additions from	Closing
	balance	profit or loss (*)	other comprehensive	directly in equity	disposals	business combinations	balance
			income
Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	4,731	718	—	9,864	(3,726)	—	11,587
Provision for vacation and bonus	6,624	(275)	—	—	—	184	6,533
Intercompany trade payables	2,207	1,346	—	—	—	—	3,553
Property and equipment	716	447	—	—	—	—	1,163
Goodwill	(1,005)	(747)	—	—	—	—	(1,752)
Allowance for doubtful accounts	967	(39)	—	—	—	—	928
Contingencies	546	168	—	—	—	—	714
Inflation adjustments	—	1,186	—	—	—	—	1,186
Other assets	—	(389)	—	—	—	(639)	(1,028)
Others	269	648	—	—	—	—	917
Subtotal	15,055	3,063	—	9,864	(3,726)	(455)	23,801
Loss carryforward	1,861	876	(698)	—	—	—	2,039
TOTAL	16,916	3,939	(698)	9,864	(3,726)	(455)	25,840

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(*) Includes foreign exchange loss of 905.

NOTE 9 – EARNINGS PER SHARE

The earnings and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows:

	For the year ended December 31,
	2020	2019	2018
Net income for the year attributable to owners of the Company	54,217	54,015	51,677
Weighted average number of shares (in thousands) for the purpose of basic earnings per share	38,515	36,586	35,746
Weighted average number of shares (in thousands) for the purpose of diluted earnings per share	39,717	37,674	36,685
BASIC EARNINGS PER SHARE	$1.41	$1.48	$1.45
DILUTED EARNINGS PER SHARE	$1.37	$1.43	$1.41

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weight average number of ordinary shares for the purpose of diluted earnings per share:

	For the year ended December 31,
	2020	2019	2018
Shares not-deemed to be issued in respect of employee options	19,098	4,470	205,940

NOTE 10 – CASH AND CASH EQUIVALENTS

	As of December 31,
	2020	2019

Cash and bank balances	278,722	62,426
Time deposits	217	295
TOTAL	278,939	62,721

NOTE 11 – INVESTMENTS
11.1 – Investments

	As of December 31,
Current	2020	2019

Mutual funds (1)	19,284	19,384
Bills issued by the Treasury of the Argentine Republic ("LETEs") (2)	—	396
TOTAL	19,284	19,780

(1)Measured at fair value through profit or loss.
(2)Measured at fair value through other comprehensive income.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
Non current	2020	2019

Contribution to funds (3)	615	—
Contribution to risk funds (4)	—	418
TOTAL	615	418

(3)On November 30, 2020, the Company signed a contribution agreement with Vistra ITCL and Pentathlon Ventures LLP, through which the Company committed to invest an aggregate amount approximately 2,000, as of December 31, 2020, the Company has payed 615.

(4)On December 27, 2018, the Company signed an agreement pursuant to which the Company made a contribution to the risk fund of a Mutual Guarantee Company. Such contribution accrues an interest which is collectible on a quarterly basis. On December 27, 2020 94.6% of the contribution was rescued and the remaining is expected to be collected during 2021. As of December 31, 2019, the Company has recorded 418, as a non current investment, measured at amortized cost.

11.2 – Investments in associates

Collokia investment

As of December 31, 2020 and 2019, the Company has a 19.5% of participation in Collokia LLC.

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

As of December 31, 2018, indicators that the investment in Collokia may not be recovered arose and the Company performed an impairment test. As a consequence, an impairment loss of 800 was recognized and is included in Other income and expenses, net.

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

On January 3, 2017, pursuant to the terms of the subscription agreement the Company made a capital contribution of 750 to the Acamica Tecnologías S.L. (previously referred as Holdco) in exchange for a 20% ownership stake in the entity. On May 17, 2018, the Company signed a new share purchase and subscription agreement with Fitory S.A., Stultum Pecunian Ventures, LLC, Wayra Argentina S.A., Eun Young Hwang and Acámica Tecnologías S.A. Pursuant to such agreement, the Company purchased additional shares for an amount of 3,250. As of December 31, 2020, the Company has a 47.5% of participation in Acámica Tecnologías S.L. The investment is accounted using the equity method considering that the Company has significant influence over the operating and governance decisions of Acamica Tecnologías S.L., as the participation in the board of director, the approval of budget and business plan, among other decisions.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company's share on the profit or loss or other comprehensive income of all the above-mentioned investments for the years ended 2018 and 2017 were not significant individually nor in the aggregate, except for the impairment recognized in Collokia in 2018. For the years ended December 31, 2020 and 2019, the Company share on the profit or loss of the investment in Acamica amounted to a loss of 622 and 224, respectively.

NOTE 12 – TRADE RECEIVABLES

	As of December 31,
	2020	2019

Current
Accounts receivable (1)	181,658	146,382
Unbilled revenue	20,117	13,970
Subtotal	201,775	160,352
Less: Allowance for doubtful accounts	(5,755)	(3,676)
TOTAL	196,020	156,676

Non-current
Accounts receivable (1)	5,644	—
TOTAL	5,644	—

(1)As of December 31, 2020 there were no amounts due from related parties, as of December 31, 2019 there were 91 due from related parties (see note 23.1).

Allowance for doubtful accounts

The following tables detail the risk profile of trade receivables based on the Company's provision matrix as of December 31, 2020 and 2019.

December 31, 2020	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	121-180	> 180	Total
Expected credit loss rate	0.80%	2.00%	3.50%	7.80%	20.30%	79.50%
Estimated total gross carrying amount at default	27,787	3,982	1,159	191	534	2,635	36,288
Lifetime ECL	222	80	41	15	108	2,095	2,561

December 31, 2019	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	121-180	> 180	Total
Expected credit loss rate	0.80%	2.00%	3.50%	7.80%	20.30%	79.50%
Estimated total gross carrying amount at default	21,165	8,852	3,091	829	410	3,867	38,214
Lifetime ECL	169	177	108	65	83	3,074	3,676

The movements in the allowance are calculated based on lifetime expected credit loss model for 2020 and 2019.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table shows the movement in ECL that has been recognized for trade receivables in accordance with the simplified approach:

	As of December 31,
	2020	2019	2018

Balance at beginning of year	(3,676)	(3,957)	(609)
Recoveries (Additions), net (note 4.2)	107	(275)	(3,421)
Additions related to Travel and Hospitality clients (note 31)	(3,194)	—	—
Write-off of receivables	980	556	73
Translation	28	—	—
Balance at end of year	(5,755)	(3,676)	(3,957)

The average credit period on sales is 76 days. No interest is charged on trade receivables, except for certain customers to which financing facilities have been given with the corresponding financing charge. The Company always measures the loss allowance for trade receivables at an amount equal to lifetime ECL. The expected credit losses on trade receivables are estimated using the provision matrix by reference to past default experience of the debtor and an analysis of the debtor's current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. As of December 31,2020 the expected credit losses increased considerably due to the outbreak of Coronavirus ("COVID-19") at the beginning of the fiscal year, see note 31.

NOTE 13 – OTHER RECEIVABLES

	As of December 31,
	2020	2019
Other receivables
Current
Tax credit - VAT	4,358	2,592
Tax credit - Software Promotion Regime (note 3.7.1.1)	493	4,504
Income tax credits	7,053	4,534
Tax credit - Knowledge Law (note 3.7.1.1)	7,230	—
Other tax credits	674	577
Advances to suppliers	2,142	1,666
Prepaid expenses	6,625	4,268
Loans granted to employees	77	211
Other	2,981	956
TOTAL	31,633	19,308

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
	2020	2019
Non-current
Tax credit - VAT	392	1,004
Income tax credits	3,037	1,516
Tax credit - Knowledge Law (note 3.7.1.1)	1,784	—
Other tax credits	145	209
Guarantee deposits	3,091	2,683
Advance to suppliers	—	3,579
Loans granted to employees	101	152
Prepaid expenses	1,348	45
Subtotal	9,898	9,188
Allowance for impairment of tax credits	(269)	(378)
TOTAL	9,629	8,810

As of December 31, 2020, 2019 and 2018, the Company recorded a recovery for an amount of 7, 47 and an impairment of tax credit for 48, respectively, based on assumptions about expected credit losses. The Company uses judgment in making these assumptions based on existing regulatory conditions as well as forward looking estimates, which are described as follows. The tax credits included in the allowance for impairment are mainly related to Argentine taxation. The Company estimated the future VAT credit and VAT debit that comes from domestic purchases and sales, respectively. Since exports are zero-rated, any excess portion of the credit not used against any VAT debit is reimbursable to the Company, through a special VAT recovery regime. However, according to VAT recovery rules, there are certain limitations on the amount that may be reimbursed and the Company considered any VAT credit that cannot be reimbursed to be an impairment.

Roll forward of the allowance for impairment of tax credits

	As of December 31,
	2020	2019	2018

Balance at beginning of year	378	675	1,300
(Recovery) additions	(7)	(47)	48
Foreign exchange	(102)	(250)	(673)
Balance at end of year	269	378	675
NOTE 14 – PROPERTY AND EQUIPMENT

The Company reviews the estimated useful lives of property and equipment at the end of each reporting period. The Company determined that the useful lives of the assets included as property and equipment are in accordance with their expected lives.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Property and equipment as of December 31, 2020 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	38,939	9,599	50,357	108	13,821	2,354	34,171	149,349
Additions related to business combinations (note 25.16)	1,075	222	139	29	—	—	—	1,465
Additions	10,900	625	810	—	10	—	16,285	28,630
Disposals	(592)	(489)	(71)	(58)	—	—	(46)	(1,256)
Transfers	—	89	442	—	76	—	(607)	—
Translation	10	38	(109)	—	—	—	—	(61)
Values at end of year	50,332	10,084	51,568	79	13,907	2,354	49,803	178,127

Depreciation
Accumulated at beginning of year	25,277	5,344	30,290	28	877	—	—	61,816
Additions	7,837	1,464	6,413	16	307	—	—	16,037
Disposals	(496)	(250)	(35)	(31)	—	—	—	(812)
Translation	29	93	(67)	4	—	—	—	59
Accumulated at end of year	32,647	6,651	36,601	17	1,184	—	—	77,100
Carrying amount	17,685	3,433	14,967	62	12,723	2,354	49,803	101,027

Property and equipment as of December 31, 2019 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	30,053	7,142	41,904	37	13,401	2,354	4,365	99,256
Additions related to business combinations (note 25.16)	878	727	1,585	71	420	—	—	3,681
Additions	8,397	570	1,055	—	—	—	37,015	47,037
Transfers	48	1,369	5,787	—	—	—	(7,204)	—
Disposals	(268)	(42)	—	—	—	—	(5)	(315)
Translation	(169)	(167)	26	—	—	—	—	(310)
Values at end of year	38,939	9,599	50,357	108	13,821	2,354	34,171	149,349

Depreciation
Accumulated at beginning of year	18,873	4,296	23,997	21	609	—	—	47,796
Additions	6,759	1,225	6,283	7	268	—	—	14,542
Disposals	(191)	(46)	—	—	—	—	—	(237)
Translation	(164)	(131)	10	—	—	—	—	(285)
Accumulated at end of year	25,277	5,344	30,290	28	877	—	—	61,816
Carrying amount	13,662	4,255	20,067	80	12,944	2,354	34,171	87,533

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 15 – INTANGIBLE ASSETS

The Company reviews the estimated useful lives of intangible assets at the end of each reporting period. The Company determined that the useful lives of the assets included as intangible assets are in accordance with their expected lives.

If any impairment indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount is the higher of fair value less costs of disposal and value in use. The discount rate use is the appropriate weighted average cost of capital.

During the year, the Company considered the recoverability of its internally generated intangible asset which are included in the consolidated financial statements as of December 31, 2020 and 2019 with a carrying amount of 18,537 and 9,388, respectively.

The Company has recognized an impairment of 83, 720 and 306 as of December 31, 2020, 2019 and 2018, respectively. The impairment was recognized as a result of the Company's evaluation of such internal developments, upon which the Company projected lower future cash flows from the related intangible assets.

Intangible assets as of December 31, 2020 included the following:

	Licenses and internal developments	Customer relationships and contracts	Non-compete agreements	Total
Useful life (years)	5	1 - 9	3
Cost
Values at beginning of year	48,318	25,285	586	74,189
Additions related to business combinations (note 25.16)	813	49,507	248	50,568
Additions from separate acquisitions	7,065	—	—	7,065
Additions from internal development	17,388	—	—	17,388
Disposals	(1,025)	—	—	(1,025)
Translation	(21)	—	—	(21)
Values at end of year	72,538	74,792	834	148,164

Amortization and impairment
Accumulated at beginning of year	35,473	11,020	586	47,079
Additions	12,328	2,439	38	14,805
Impairment loss recognized in profit or loss	83	—	—	83
Disposals	(518)	—	—	(518)
Translation	(6)	—	—	(6)
Accumulated at end of year	47,360	13,459	624	61,443
Carrying amount	25,178	61,333	210	86,721

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Intangible assets as of December 31, 2019 included the following:

	Licenses and internal developments	Customer relationships and contracts	Non-compete agreements	Total
Useful life (years)	5	1 - 4	3
Cost
Values at beginning of year	36,957	10,896	586	48,439
Additions related to business combinations (note 25.16)	—	14,389	—	14,389
Additions from separate acquisitions	4,188	—	—	4,188
Additions from internal development	7,212	—	—	7,212
Disposals	(26)	—	—	(26)
Translation	(13)	—	—	(13)
Values at end of year	48,318	25,285	586	74,189

Amortization and impairment
Accumulated at beginning of year	26,179	9,896	586	36,661
Additions	8,589	1,124	—	9,713
Impairment loss recognized in profit or loss	720	—	—	720
Disposals	(2)	—	—	(2)
Translation	(13)	—	—	(13)
Accumulated at end of year	35,473	11,020	586	47,079
Carrying amount	12,845	14,265	—	27,110

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

The outstanding balance of other assets as of December 31, 2020 and 2019 is as follows:

	As of December 31,
	2020	2019
Other assets
Current
Unbilled Subscriptions	8,146	13,439
Non-current
Unbilled Subscriptions	6,954	7,796

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 17 – OTHER FINANCIAL ASSETS AND LIABILITIES

	As of December 31,
	2020	2019
Other financial assets
Current
Convertible notes	860	3,236
Foreign exchange forward contracts	492	1,291
Guarantee deposits	190	—
Others	35	—
TOTAL	1,577	4,527

Non-current
Convertible notes	306	300
Equity instruments	10,478	—
Guarantee deposits	4,363	1,383
TOTAL	15,147	1,683

Other financial liabilities
Current
Other financial liabilities related to business combinations (note 25)	19,729	8,937
Foreign exchange forward contracts	93	—
TOTAL	19,822	8,937

Non-current
Other financial liabilities related to business combinations (note 25)	73,639	1,617
Interest rate SWAP	737	—
TOTAL	74,376	1,617

Singularity investment

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

On August 27, 2020 Globant España S.A decided to convert all the outstanding principal into shares as mentioned in the previous note purchase agreement, Singularity Education Group issued through purchase conversion 10,655,788 shares at $0.1231 per share for a total amount of 1,311, such amount is disclosed as other financial asset non-current.

Digital House investment

On December 31, 2020, Globant España S.A. entered into a share purchase agreement along side other two partners to acquire between the three of them 614,251 shares of Digital House Group Ltd, which 204,750 correspond to Globant España S.A, such amount was acquired for 9,167 and is disclosed as other financial asset non-current. As of December 31, 2020 the Company has a 15% equity interest on Digital House.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 18 – TRADE PAYABLES

	As of December 31,
	2020	2019
Current
Suppliers	16,928	10,623
Expenses accrual	18,338	20,864
TOTAL	35,266	31,487

	As of December 31,
	2020	2019
Non current
Expenses accrual	5,240	5,500
TOTAL	5,240	5,500

NOTE 19 – PAYROLL AND SOCIAL SECURITY TAXES PAYABLE

	As of December 31,
	2020	2019

Salaries	12,018	8,376
Social security tax	22,140	13,564
Provision for vacation, bonus and others	77,015	49,909
Directors fees	139	281
Other	569	122
TOTAL	111,881	72,252

NOTE 20 – BORROWINGS

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows:

	As of December 31,
	2020	2019
HSBC Bank and Citibank - Syndicated loan (United States)	25,028	50,363
Banco Santander (Colombia)	—	549
Banco Supervielle (Argentina)	188	309
Banco ICBC (Argentina)	752	96
Others	—	69
TOTAL	25,968	51,386

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Such balances were included as current and non-current borrowings in the consolidated statement of financial position as follows:

	As of December 31,
	2020	2019

Current borrowings
Bank loans	907	1,198
Non-current borrowings
Bank loans	25,061	50,188
TOTAL	25,968	51,386

On November 1, 2018, Globant, LLC, the Company's U.S. subsidiary, entered into an Amended and Restated ("A&R") Credit Agreement by and among certain financial institutions, as lenders, and HSBC Bank USA, National Association, as administrative agent, issuing bank and swingline lender. The A&R Credit Agreement amended and restated the Credit Agreement dated as of August 3, 2017. Under the A&R Credit Agreement, Globant, LLC could have borrowed (i) up to 50,000 in a single borrowing on or prior to May 1, 2019 under a delayed-draw term loan facility and (ii) up to 150,000 under a revolving credit facility. In addition, Globant, LLC could have requested increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed 100,000. The maturity date of the facilities was October 31, 2023. Pursuant to the terms of the A&R Credit Agreement, interest on loans extended thereunder shall accrue at a rate per annum equal to London Interbank Offered Rate ("LIBOR") plus 1.75%. Globant, LLC’s obligations under the A&R Credit Agreement were guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of Globant, LLC’s now owned and after-acquired assets. The A&R Credit Agreement contained certain customary negative and affirmative covenants.

On February 6, 2020, Globant, LLC, our US subsidiary (the "Borrower"), entered into a Second Amended and Restated Credit Agreement (the “Second A&R Credit Agreement”), by and among certain financial institutions listed therein, as lenders, and HSBC Bank USA, National Association, as administrative agent, issuing bank and swingline lender. Under the Second A&R Credit Agreement, which amends and restates the existing A&R Credit Agreement dated as of November 1, 2018, the Borrower may borrow (i) up to $100 million in up to four borrowings on or prior to August 6, 2021 under a delayed-draw term loan facility and (ii) up to $250 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million. The maturity date of each of the facilities is February 5, 2025. Pursuant to the terms of the Second A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to either (i) LIBOR plus 1.50%, or (ii) LIBOR plus 1.75%, determined based on the Borrower’s Maximum Total Leverage Ratio (as defined in the Second A&R Credit Agreement). The Borrower’s obligations under the Second A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The Seconds A&R Credit Agreement principally contains the following covenants: delivery of certain financial information; payment of obligations, including tax liabilities; use of proceeds only for transaction costs payments, for lawful general corporate purposes and working capital; Globant, LLC's Fixed Charge Coverage Ratio shall not be less than 1.25 to 1.00;  Globant, LLC's Maximum Total Leverage Ratio shall not exceed 3.00 to 1.00; Globant, LLC or any of its subsidiaries shall not incur in any indebtedness, except for the ones detailed in the agreement; Globant, LLC or any of its subsidiaries shall not assume any Lien; advances to officers, directors and employees of the Borrower and Subsidiaries in an aggregate amount not to exceed 50 outstanding at any time; restricted payments not to exceed 10,000 per year; Globant, LLC shall not maintain intercompany payables owed to any of its Argentina Affiliates except to the extent (i) such payables are originated in transactions made in the ordinary course of business and (ii) the aggregate amount of such payables do not exceed an amount equal to five times the average monthly amount of such Affiliates’ billings for the immediately preceding 12 month period; Globant, LLC's capital expenditures limited to 10% the Company's consolidated net revenue per year and Globant, LLC's annual revenue is to remain at no less than 60% of the Company's consolidated annual revenue; among others.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Movements in borrowings are analyzed as follows:

	As of December 31,
	2020	2019	2018

Balance at the beginning of year	51,386	—	6,011
Borrowings related to business combination (note 25.16) (1) (4)	13,969	1,290	—
Proceeds from new borrowings (2) (5)	155,108	90,523	—
Payment of borrowings (3) (5)	(196,202)	(41,570)	(6,163)
Accrued interest (4)	2,299	1,226	152
Foreign exchange (4)	(592)	(83)	—
TOTAL	25,968	51,386	—

(1) Corresponds to borrowings mainly with Corrum, Banco Macro, HSBC, ICBC, Banco Provincia, BBVA, Aurum Fundo de Investimentos and Itau, with maturity date between October 9, 2020 and July 30, 2021. These borrowings do not have covenants.

(2)    On March 23, March 24 and April 1, 2020, Globant, LLC borrowed 64,000, 11,000 and 75,000, respectively, under the A&R Credit Agreement, described above, this loan will mature on February 5, 2025. On August 11, 2020 Decision Support S.A., borrowed 500 from Banco Macro, this loan matured on October 9, 2020.

(3) During the year ended December 31, 2020, the main payments were 523 paid on March 26, 2020 by Avanxo Colombia related to the principal amount of the borrowing with Banco Santander and 126,927 paid by Globant, LLC related to the principal amount and interest of the A&R Credit Agreement. During August and September, 2020, the Company proceed to pay 12,636 of the borrowings related to Grupo Assa acquisition. On October 31, 2020 and December 31,2020 Globant, LLC paid 20,188 and 30,080, respectively, related to the A&R Credit Agreement.

(4) Non-cash transactions.

(5) Cash transactions.

NOTE 21 – TAX LIABILITIES

	As of December 31,
	2020	2019

Periodic payment plan	107	17
Software Promotion Law - Annual and monthly rates	—	366
VAT payable	4,599	2,558
Wage withholding taxes	2,721	1,266
Sales taxes payable	189	1,576
Other	4,188	2,115
TOTAL	11,804	7,898

NOTE 22 – PROVISIONS FOR CONTINGENCIES

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company records a provision for labor, regulatory and commercial claims where the risk of loss is considered probable. The final resolution of these potential claims is not likely to have a material effect on the results of operations, cash flow or the financial position of the Company.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Breakdown of reserves for lawsuits claims and other disputed matters include the following:

	As of December 31,
	2020	2019

Reserve for labor claims	53	91
Reserve for commercial claims	2,400	1,000
Reserve for regulatory claims	10,130	1,511
TOTAL	12,583	2,602

Roll forward is as follows:

	As of December 31,
Reserve for labor claims	2020	2019	2018

Balance at beginning of year	91	678	49
Additions	72	907	926
Recovery	(50)	(1,247)	—
Utilization of provision for contingencies	—	(99)	(222)
Foreign exchange	(60)	(148)	(75)
Balance at end of year	53	91	678

	As of December 31,
Reserve for regulatory claims	2020	2019	2018

Balance at beginning of year	1,511	2,184	1,130
Additions	176	219	1,144
Additions related to business combinations (note 25)(2)	9,124	—	—
Recovery	—	(879)	—
Utilization of provision for contingencies (1)	(615)	(95)	—
Foreign exchange	(66)	82	(90)
Balance at end of year	10,130	1,511	2,184

	As of December 31,
Reserve for commercial claims	2020	2019	2018

Balance at beginning of year	1,000	—	—
Additions (3)	1,400	1,000	—
Balance at end of year	2,400	1,000	—

(1) As of December 31, 2020, the examination by the Unidad de Gestión Pensional y Parafiscales ("UGPP") regarding social contribution payments made by the Company's Colombian subsidiary for the year 2016 has been terminated after UGPP's determination, pursuant to which an amount of approximately $0.7 million attributable to the reimbursement of social contribution payments plus penalties and interests has been paid by the Company’s Colombian subsidiary to the UGPP.

Also, certain of the Company's non-U.S. subsidiaries are currently under examination by the U.S. Internal Revenue Service (“IRS”) regarding payroll and employment taxes primarily in connection with services performed by employees of the Company's subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of $1.4 million plus penalties and interest for employment taxes for those years. The Company's subsidiaries filed protests of these proposed assessments with the IRS on July 16, 2018 and as of December 31, 2020, the Company has not received an answer, even though the IRS advised that they would propose a resolution in the first or second quarter of 2021.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(2) Between 2010 and 2014, certain of Grupo Assa’s Brazilian subsidiaries were subject to two examinations by the Ministry of Labor (“MTE”) and the Brazilian Internal Revenue Service (“RFB”) in relation to the potential hiring of employees as independent contractors. As a result of such examinations, the MTE and the RFB initiated different administrative proceedings against Grupo Assa’s Brazilian subsidiaries, seeking to collect payment of taxes and social security contributions allegedly owed by the companies, and impose certain associated fines. As of December 31, 2020, some of these administrative proceedings are still ongoing while others have derived in judicial proceedings. Under the Equity Purchase Agreement entered into for the acquisition of Grupo ASSA Worldwide S.A. and its affiliates (collectively, “Grupo Assa”), , certain of the above mentioned proceedings are subject to indemnification provisions from the sellers.

(3) On August 8, 2019, Certified Collectibles Group, LLC (“CCG”) and its affiliates filed a complaint in the U.S. District Court for the Middle District of Florida, Tampa Division, (Civil Action No. 19-CV-1962) against Globant S.A. and Globant, LLC, arising from a dispute relating to a service contract. After Globant S.A. and Globant LLC filed motions to dismiss, CCG amended its complaint asserting eleven causes of action against Globant, LLC and/or Globant S.A., including: (1) fraudulent inducement of contract; (2) fraud; (3) fraudulent concealment; (4) negligent misrepresentation; (5) breach of contract and breach of express warranty; (6) violation of Florida’s Deceptive and Unfair Trade Practices Act; (7) professional negligence; (8) declaratory judgment; (9) unjust enrichment (10) civil conspiracy; and (11) aiding and abetting. The complaint names Globant S.A. as a defendant with respect to only the following of action (counts 2-4, 6-7, and 9-11). Both Globant, LLC and Globant S.A. have filed separate motions to dismiss the amended complaint for failure to state a claim. CCG has opposed these filings. The court has not yet ruled on the motions to dismiss.

NOTE 23 – RELATED PARTIES BALANCES AND TRANSACTIONS

23.1 – Related parties

The Company provides software and consultancy services to certain WPP subsidiaries and other related parties. WPP was a shareholder of the Company with significant influence, until it sold its shares of the Company on June 20, 2018. The Company also provides software services to Morgan Stanley, which holds a share over 5% on the Company as of December 31, 2019. As of December 31, 2020, Morgan Stanley didn't hold over 5% on the Company. Outstanding receivable balances as of December 31, 2020 and 2019 are as follows:

	As of December 31,
	2020	2019

Morgan Stanley Investment Management Inc.	—	91
Total	—	91

During the year ended December 31, 2020, the Company did not recognized revenues from operations with related parties.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During the year ended December 31, 2019 and 2018, the Company recognized revenues for 1,419 and 5,937, respectively, as follows:

	For the year ended December 31,
	2020	2019	2018

Grey Global Group Inc.(1)(*)	—	—	472
Group M Worldwide Inc.(1)(*)	—	—	102
JWT(1)(*)	—	—	204
Kantar Group(1)(*)	—	—	216
Kantar Retail(1)(*)	—	—	39
Ogilvy & Mather Brasil Comunication(1)(*)	—	—	82
JP Morgan Chase & Co.(2)(*)	—	—	1,784
JP Morgan Chase S.A.(2)(*)	—	—	48
JP Morgan Services Argentina S.R.L.(2)(*)	—	—	1,503
TNS(1)(*)	—	—	8
Morgan Stanley Investment Management Inc.(*)	—	1,257	964
Mercado Libre S.R.L.(*)	—	162	515
Total	—	1,419	5,937

(1) Subsidiaries part of WPP group.
(2) Subsidiaries part of JP Morgan Chase group.
(*) WPP and JP Morgan subsidiaries were no longer considered related parties as of December 31, 2019. Morgan Stanley and Mercado Libre S.R.L were no longer considered a related party as of December 31, 2020. As of those dates disclosure of revenues as related parties from these customers is not required.

23.2 – Compensation of key management personnel

The remuneration of directors and other members of key management personnel during each of the three years are as follows:

	For the year ended December 31,
	2020	2019	2018

Salaries and bonuses	6,643	6,914	5,140
Total	6,643	6,914	5,140

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
During 2020, the Company granted 88,350, 895, 740 and 52,660 restricted stock units at a grant price of $130.99, $140.00, $170.00 and $189.53, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
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

Under this share-based compensation plan, during the year 2019, other share-based compensation agreements were signed for a total of 4,000 options granted.

During the years 2020 and 2019, as part of the 2014 Equity Incentive Plan, the Company granted awards to certain employees in the form of Restricted Stock Units ("RSUs"), having a par value of $1.20 each, with a specific period of vesting. Each RSU is equivalent in value to one share of the company´s common stock and represents the Company´s commitment to issue one share of the Company's common stock at a future date, subject to the term of the RSU agreement.

Until the RSUs vest, they are an unfunded promise to issue shares of stock to the recipient at some point in the future. The RSUs carry neither rights to dividends nor voting rights. RSU's vesting is subject to the condition that the employee must remain in such condition as of the vesting date.

The Company may determine a percentage of RSU, as part of the full year compensation package payment.

These RSUs agreements have been recorded as Equity Settled transactions in accordance to IFRS 2, and they were measured at fair value of shares at the grant date.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following shows the evolution of the share options for the years ended at December 31, 2020 and 2019:

	As of December 31, 2020		As of December 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance at the beginning of year	1,051,602	31.82	1,786,467	27.96
Options granted during the year	—	—	4,000	52.10
Forfeited during the year	(18,687)	40.57	(21,625)	31.77
Exercised during the year	(175,272)	33.24	(717,240)	22.06
Balance at end of year	857,643	31.57	1,051,602	31.82

The following shows the evolution of the RSUs for the years ended at December 31, 2020 and 2019:

	As of December 31, 2020		As of December 31, 2019
	Number of RSU	Weighted average grant price	Number of RSU	Weighted average grant price

Balance at the beginning of year	624,896	64.05	535,838	44.70
RSU granted during the year	309,384	147.22	309,539	85.80
Forfeited during the year	(50,888)	98.18	(38,621)	47.69
Issued during the year	(219,047)	59.37	(181,860)	37.00
Balance at end of year	664,345	101.25	624,896	64.05

The following tables summarizes the RSU at the end of the year:

Grant date	Grant price ($)	Number of Restricted Stock Units	Fair value at grant date ($)	Expense as of December 31, 2020 ($) (*)

2017	from 36.30 to 42.00	2,125	86	1,224

2018	from 46.00 to 55.07	185,234	8,704	4,463

2019	from 52.10 to 103.75	201,982	17,657	9,134

2020	from 104.25 to 189.53	252,329	37,053	7,571

Subtotal		641,670	63,500	22,392

Non employees RSU

2020	from 130.99 to 189.53	22,675	4,028	203

Subtotal		22,675	4,028	203
Total		664,345	67,528	22,595

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the share options at the end of the year:

Grant date	Exercise price ($)	Number of stock options	Number of stock options vested as of December 31, 2020	Fair value at grant date ($)	Fair value vested ($)	Expense as of December 31, 2020 (*)

2014	10.00	104,000	104,000	346	—	—

2015	from 28.31 to 34.20	176,416	176,416	1,231	—	—

2016	from 29.01 to 32.36	366,727	366,227	2,871	1,378	1,092

2017	from 36.30 to 38.16	17,500	13,750	155	123	111

2018	from 44.97 to 55.07	163,000	65,000	3,295	1,042	762

2019	52.10	3,000	—	67	22	27

Subtotal		830,643	725,393	7,965	2,565	1,992

Non employees stock options

2016	39.37	27,000	27,000	248	62	41

Subtotal		27,000	27,000	248	62	41
Total		857,643	752,393	8,213	2,627	2,033

(*) Includes social security taxes.

Deferred income tax asset arising from the recognition of the share-based compensation plan amounted to 19,466 and 11,587 for the years ended December 31, 2020 and 2019, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

24.2 - Share options exercised and RSU vested during the year:

	As of December 31, 2020		As of December 31, 2019
	Number of options exercised	Exercise price	Number of options exercised	Exercise price

Granted in 2012	—	6.77	22,170	6.77
Granted in 2012	—	0.95	1,103	0.95
Granted in 2012	—	2.48	1,304	2.48
Granted in 2012	—	3.38	13,223	3.38
Granted in 2012	—	10.00	22,170	10.00
Granted in 2012	—	12.22	47,169	12.22
Granted in 2014	3,826	10.00	173,211	10.00
Granted in 2015	37,706	28.31	163,834	28.31
Granted in 2015	—	34.20	8,000	34.20
Granted in 2015	1,001	29.34	12,097	29.34
Granted in 2015	—	22.77	30,000	22.77
Granted in 2016	34,146	29.01	105,020	29.01
Granted in 2016	47,343	32.36	98,939	32.36
Granted in 2017	20,000	38.16	—	38.16
Granted in 2017	7,500	36.30	—	36.30
Granted in 2018	5,000	44.97	5,000	44.97
Granted in 2018	13,750	46.00	10,000	46.00
Granted in 2018	1,500	50.92	1,500	50.92
Granted in 2018	2,500	55.07	2,500	55.07
Granted in 2019	1,000	52.10	—	52.10
Balance at end of the year	175,272		717,240

The average market price of the share amounted to 150.29 and 88.51 for years 2020 and 2019, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the RSU vested during the years 2020 and 2019:

	December 31, 2020		December 31, 2019
	Number of RSUs vested	Grant price	Number of RSUs vested	Grant price

Granted in 2017	500	36.30	500	36.30
Granted in 2017	45,242	37.00	45,283	37.00
Granted in 2017	1,625	42.00	2,250	42.00
Granted in 2018	91,658	46.00	100,206	46.00
Granted in 2018	1,000	55.07	1,000	55.07
Granted in 2018	—	57.39	436	57.39
Granted in 2018	1,000	52.74	1,000	52.74
Granted in 2018	2,500	50.92	2,500	50.92
Granted in 2019	—	69.77	27,185	69.77
Granted in 2019	600	52.10	—	52.10
Granted in 2018	—	56.87	1,500	56.87
Granted in 2019	69,392	87.44	—	87.44
Granted in 2019	1,000	94.93	—	94.93
Granted in 2019	750	103.75	—	103.75
Granted in 2020	3,125	137.57	—	137.57
Granted in 2020	655	152.49	—	152.49
Balance at end of the year	219,047		181,860

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

The Company estimated the following assumptions for the calculation of the fair value of the share options:

Assumptions	Granted in 2019 for 2014 plan	Granted in 2018 for 2014 plan
Stock price	52.10	46.45
Expected option life	6 years	6 years
Volatility	40%	40%
Risk-free interest rate	3.10%	3.00%

There were no granted stock options as of December 31, 2020.

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
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
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

On August 5, 2015 the Company changed the legal name from Clarice to Globant India Private Limited ("Globant India").

The aggregate purchase price under the Stock Purchase Agreement ("SPA") amounted to 20,184, which included certain earn out payments agreed with the sellers.

Based on the targets achieved by Globant India for the period between January 1, 2018 and December 31, 2018, the Company paid on March 14, 2019, 3,135.

Based on the targets achieved by Globant India for the period between January 1, 2019 and December 31, 2019, the Company paid on June 22, 2020, 1,585.

On April 5, 2019, the Company issued 7,654 common shares for an amount of 400.

As of December 31, 2019 included 1,580 as Other financial liabilities current. As of December 31, 2020 the consideration was fully settled.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
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

The aggregate purchase price under the Stock Purchase Agreement ("SPA") amounted to ARS 13,316 (1,402) and 414, payable in two installments.

On April 22, 2016, the Company made a capital contribution of 868 (ARS 8,250) to Dynaflows by issuing 9,190 shares.

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

On October 26, 2018, the non-controlling shareholders exercised such option and the Company paid a total amount of 1,186 based on the EBITDA and Revenue of Dynaflows for the twelve months ended on September, 2018. Given that the exercise of the option occurred earlier than expected, a gain of 1,611 was recognized as of December 31, 2018 and disclosed as Other income and expenses, net.

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

During the year ended December 31, 2018, the call option was derecognized and a loss of 455 was recognized as Other income and expenses, net.

As of December 31, 2019 the consideration was fully settled

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During the year ended December 31, 2018, the Company recognized a loss arising from the settlement agreement that amounted to 1,038 and is disclosed as Other income, net. In July, 2018, the Company paid a total amount of 1,867.

Acquisition-related charges amounting to 515 have been excluded from the consideration transferred and have been recognized as an expense in profit or loss as of December 31, 2019, within the Professional services line item.

As of December 31, 2019, the consideration was fully settled.

25.4 Acquisition of L4

On November 14, 2016 ("closing date"), Globant, LLC acquired 100% of shares of L4 Mobile, LLC ("L4"), a limited liability company organized and existing under the laws of the State of Washington, United States. L4 offers the digital product consulting, design, development and quality assurance services necessary to build and manage robust digital products. Total headcount of L4 was 90 employees with operations in United States. The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of L4.

The aggregate purchase price under the Stock Purchase Agreement ("SPA") amounted to 20,388, including certain earn out payments.

On January 30, 2018, the Company signed an amendment to the SPA.

As of December 31, 2018, the Company remeasured the fair value of the contingent consideration related to the earn-outs, considering the non-achievement of targets established by the Share Purchase Agreement. Gain arising from the change in fair amounted to 1,848 and is disclosed as Other income and expense, net as of December 31, 2018.

As of December 31, 2019 the fair value of the contingent consideration was fully settled.

Acquisition related expenses were not material and were recognized directly as expense.

25.5 Acquisition of Ratio

On February 28, 2017, Globant, LLC acquired 100% of shares of Ratio Cypress, LLC ("Ratio"), a limited liability company organized and existing under the laws of the State of Washington, United States. Ratio offers design, development and quality assurance services necessary to build and manage robust digital products and video streaming solutions for major media companies. Total headcount of Ratio was 45 employees with operations in United States.

The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Ratio.

The aggregate purchase price under the Stock Purchase Agreement ("SPA"), amended on March 2, 2018, amounted to 9,529, including certain earn our payments.

On February 15, 2019, the Company paid the aggregate consideration of 2,019, to the sellers.

On February 18, 2020, the Company paid the aggregate consideration of 903 for targets achievement by Ratio during the period commencing on January 1, 2019 and ending on December 31, 2019.

As of December 31, 2020 the consideration was fully settled. As of December 31,2019 includes 903 as Other financial liabilities current.

Acquisition related expenses were not material and were recognized directly as expense.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

25.6 Acquisition of PointSource

On June 1, 2017, Globant, LLC acquired 100% of shares of PointSource, LLC ("PointSource"), a limited liability company organized and existing under the laws of the State of Florida, United States. PointSource offers digital solutions to its customers which include design, digital strategy, development and marketing services. Total headcount of PointSource was 97 employees with operations in United States.

The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of PointSource.

The aggregate purchase price under the Stock Purchase Agreement ("SPA") amounted to 28,629.

In May, 2018, the Company signed an amendment to the SPA, pursuant to which a new fixed-payment was established, in replacement of previous payment subject to targets achievements. As of December 31, 2018, gain arising from the change in the fair value of the liability amounted to 5,506 and it was recognized in the line of Other income and expense, net.

On February 28, 2019, the Company paid the aggregate consideration of 750 to the sellers.

On February 28, 2020, the Company paid the aggregate consideration of 1,088 to the sellers, related to the target achievements during the period commencing on January 1, 2019 and ending on December 31, 2019.

As of December 31, 2020, the consideration was fully settled. As of December 31, 2019, included 1,086 as Other financial liabilities current.

Acquisition related expenses were not material and were recognized directly as expense.

25.7 Acquisition of Small Footprint

On August 20, 2018, Globant España S.A. (sociedad unipersonal) and Globant, LLC signed a pre-closing Asset Purchase Agreement (“APA”) with Small Footprint Inc., a corporation organized and existing under the laws of the State of North Carolina, United States, pursuant to which Globant España acquired 100% of shares of Small Footprint S.R.L., a limited liability company organized and existing under the laws of Romania, and Globant, LLC acquired the assets and properties used or held for use in connection with the business of Small Footprint Inc. Both transactions were treated as a single business combination according to IFRS 3. The closing date took place on October 15, 2018, which is the date the Company acquired control over Small Footprint.
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

Third earn-out payment: Not later than February 15, 2021, the amount of 1,610 considering the billable headcount target achievement by Small Footprint during the period commencing on January 1, 2020 and ending on December 31, 2020 which was identified as an arrangement that includes remuneration of former owners of the acquiree for future services and consequently, it was excluded from the business combination and have been recognized in expense during the required service period.

As of December 31, 2019, the consideration was fully settled.

Acquisition related expenses were not material and were recognized directly as expense for each period.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
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
•Up-front payment: On February 1, 2019, the Company paid an aggregate consideration of 40,939 to the seller. The working capital and the minimum cash adjustments amounted to 1,205 and were paid in May, 2019.
•Earn-out payments: the total amount of the earn-out payments was 7,618 and will be payable in two installments, at the end of each of the years ending December 31, 2019 and 2020, and is subject to upwards or downwards adjustment based on Avanxo’s achievement of specified revenue, gross margin and operating margin targets for each of the years ending December 31, 2019 and 2020 (the “Earn Out Payments”) that apply only to certain sellers. Of total amount of the earn-out payments, 2,318 was considered part of the purchase price and 5,300 was identified as an arrangement that includes remuneration of former owners of the acquiree for future services and consequently, it was excluded from the business combination and will be recognized in expense during the required service period. As of March 24, 2020, the Company paid 1,159 related to the target achievements during the period commencing January 1, 2019 and ending on December 31, 2019.

At the Company's sole option, the Company will be entitled to pay a portion of the Total Consideration through the issuance and delivery of common shares, as follows: (i) up to 865 of the amount payable on the closing of the Acquisition and (ii) at the time of payment of any Earn Out Payments, up to 25% of such Earn Out Payment. The number of common shares that may be issued and delivered to Avanxo´s selling shareholders will be determined based on the volume weighted average trading price for the 60 calendar day period prior to closing of each share subscription. Common shares issued pursuant to the exercise of this option will be subject to a 12-month lock-up period. These common shares are expected to be issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended. On February 1 and February 20, 2019, the Company issued 14,778 common shares for a total amount of 845; and, on April 20, 2020 and May 7, 2020, the Company issued 6,346 and 2,730 common shares, respectively, for a total amount of 978 as part of this subscription agreement (note 29.1).

The fair value of the consideration transferred for Avanxo acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	42,144
Contingent consideration	2,158	(a)
Total consideration	44,302

(a) As of December 31, 2020 and 2019 included 1,145 and 1,147 as Other financial liabilities current, respectively, and as of December 31, 2019 included 1,102 as Other financial liabilities non-current.

Acquisition related expenses were not material and were recognized directly as expensed.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
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

(a) As of December 31, 2020 the consideration was fully settled. As of December 31, 2019 included 4,221 as Other financial liabilities current.

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

Upon the closing of the acquisition, the Company paid 366 in cash to the sellers. An additional amount of up to 3,000 is payable to the sellers by February 21, 2021, 2022 and 2023, subject to BI Live’s achievement of specified growth and operating margin targets for the years 2020, 2021 and 2022, and it is subject to adjustment based on the achievement of such targets. The fair value of the contingent payment is 535 and 515 as of December 31, 2020 and 2019, respectively. The primarily reason for the purchase is to expand to SAP software consulting and innovation services.

The fair value of the consideration transfer for BI Live acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	366
Contingent consideration	512	(a)
Total consideration	878

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(a) As of December 31, 2020 and 2019 included 397 and 515 as Other financial liabilities non-current, respectively, and as of December 31, 2020 included 138 as Other financial liabilities current.

25.11 Acquisition of Grupo Assa

On July 31 2020, Globant S.A., through certain of its wholly-owned subsidiaries, entered into an Equity Purchase Agreement (the “Purchase Agreement”) with the equityholders of Grupo ASSA Worldwide S.A., a Spanish stock company (Sociedad Anónima) and certain of its affiliated entities (collectively, “Grupo ASSA”), pursuant to which the Company agreed to purchase all of the outstanding equity interests in Grupo ASSA (the “Acquisition”). The transaction was simultaneously signed and closed. Grupo ASSA is a digital business consulting company with operations in Latin America, Europe, and the United States.

As consideration for the equity interests of Grupo ASSA, the Company agreed to pay:
(i) 45,000 on the closing date subject to purchase price adjustments related to working capital, accounts receivable and other matters (the “Closing Payment”)
(ii) 17,000 on the 24th month anniversary of the closing date (the “Deferred Payment’)
(iii) an additional amount of 12,500 subject to upwards or downwards adjustment based on Grupo ASSA's achievement of specified revenue and gross margin targets for the period from August 1, 2020 through December 31,2020, no later than March 31, 2021.

Pursuant to the terms of the transaction, 42,000 of the Closing Payment, minus the difference between the Estimated Cash at Closing and the Cash required, as defined in the share purchase agreement, which amounted to a total of 25,156, was paid in cash, and the sellers agreed to subscribe for up to 20,000 of the Company’s common shares as follows:
(i) 3,618 from the Closing Payment on the closing date (the “Tranche 1 Shares”)
(ii) 17,000 from the Deferred Payment, subject to adjustment for contingencies, on the 24th month anniversary of the closing date (the “Tranche 2 Shares”); provided that the issuance of a portion of the Tranche 2 Shares may be deferred for an additional 12-month period, to cover for certain contingencies, until the 36th month anniversary of the closing date. All subscribed shares shall be issued at a subscription price per share based on the volume weighted average trading price of the Company’s common shares during the 60-day period prior to the applicable date of issuance.

The fair value of the consideration for Grupo ASSA acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	28,774
Working capital adjustment	(2,493)
Contingent consideration	12,283	(a)
Installment payment	16,131
Total consideration	54,695

(a) As of December 31, 2020 included 11,218, the net of the contingent consideration and its remeasurement plus interest accrued, as Other financial liabilities current and 13,343 as Other financial liabilities non-current (installment payment plus interest accrued net of the indemnification asset as explained in note 25.19).

Acquisition related expenses were not material and were recognized directly as expense.

25.12 Acquisition of Xappia

On October 21, 2020, Globant S.A. (the “Company”), through certain of its wholly-owned subsidiaries, entered into an Equity Purchase Agreement with the equity holders of Xappia S.R.L., an Argentine company and Xappia SpA, a Chilean company ("Xappia Argentina" and "Xappia Chile"), pursuant to which the Company agreed to purchase all of the outstanding equity interests in Xappia Argentina and Xappia Chile. On the same date, the Company through one of its subsidiaries, Globant Brasil Consultoria Ltda., entered into a Purchase Agreement with the equity holder of Xappia Brasil Servicios de Assessoria Empresarial LTDA. ("Xappia Brazil"), a Brazilian company, pursuant to which the Company purchased certain rights title and interest of Xappia Brasil. The Share Purchase Agreement was signed on October 30, 2020 and the transaction closed on

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

November 13, 2020. The purpose of the purchase was to increase Salesforce delivery capabilities to our South American clients.

As consideration for the equity interest of Xappia Argentina and Xappia Chile and asset acquisition of Xappia Brazil, the Company agreed to pay:
(i) 3,500 on the closing date subject to any deduction or withholding detailed in the agreement ("the Closing Cash Payment");
(ii) 3,500 less any deduction or withholding as provided in the agreement that should be paid as follows: (1) an amount of 1,750 will be paid through the issuance of common shares of the Company to the sellers on the fourth (4) month anniversary of the Closing (the "G-Shares Tranche 1"), (2) an amount of 750 will be paid through the issuance of common shares of the Company to the sellers, on the twelfth (12) month anniversary of the Closing (the "G-Shares Tranche 2"), (3) an amount of 1,000 will be paid through the issuance of common shares of the Company to the sellers on the thirtieth (30) month anniversary of the Closing (the "G-Shares Tranche 3"). All subscribed shares shall be issued at a subscription price per share based on the volume weighted average trading price of the Company’s common shares during the 60-day period prior to the applicable date of issuance;
(iii) An additional amount of up to 3,000 is payable to the sellers by June 30, 2021 and 2022, subject to Xappia Argentina, Xappia Chile and Xappia Brazil’s achievement of specified growth and operating margin targets for the years 2020 and 2021, and it is subject to adjustment based on the achievement of such targets.

As of the date of issuance of these consolidated financial statements due to the recent of this acquisition, the accounting for this acquisition is incomplete; hence, pursuant the guidance in paragraph B66 of IFRS 3, the Company has included preliminary amounts in the below disclosures as required by such standard, as follows:

•Fair value of the total consideration transferred since the Company has not completed the fair value analysis of the contingent consideration as of the date of issuance of these financial statements.

•The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, the total amount of goodwill (including a qualitative description of the factors that make up the goodwill recognized and the amount of goodwill that will be deducted for tax purposes) and other intangibles, as applicable.

•The gross contractual amounts of the acquired receivables, and the best estimate at the acquisition date of the contractual cash flows not expected to be collected. For each contingent liability to be recognized, if any, an estimate of its financial effect, an indication of the uncertainties relating to the amount or timing of any outflow and the possibility of any reimbursement, and the reasons why the liability cannot be measured reliably, if applicable.

The preliminary fair value of the consideration for Xappia acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	4,136
Working capital adjustment	(149)
Contingent consideration	3,868	(a)
Installment payment	3,402
Total consideration	11,257

(a) As of December 31, 2020 included 4,761 as Other financial liabilities current and 2,382 as Other financial liabilities non-current.

Acquisition related expenses were not material and were recognized directly as expense.

25.13 Acquisition of Giant Monkey Robot

On November 9, 2020, Globant S.A (the "Company"), through its subsidiary Globant España S.A, entered into an Equity Purchase Agreement (the "Purchase Agreement") with the equity holders of Giant Monkey Robot, Inc., an American stock company, pursuant to which the Company purchased all of the outstanding interests in Giant Monkey Robot Inc. and its only subsidiary, Giant Monkey Robot SpA ("GMR Chile"), a Chilean stock company. The transaction was simultaneously signed

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

and closed. Giant Monkey Robot is mainly a game developing Company, experts in complex technology solutions and experienced in supporting an maintaining live operation games for several platforms.

As consideration for the equity interest of Giant Monkey Robot, the Company agreed to pay:
i) 4,000 on the closing date plus or minus any adjustments, deductions or withholding detailed in the agreement ("the Closing Cash Payment");
ii) 1,123 were paid through the issuance of common shares of the Company to the sellers at closing date. All subscribed shares were issued at a subscription price per share based on the volume weighted average trading price of the Company’s common shares during the 60-day period prior to the applicable date of issuance;
(iii) An additional amount of up to 4,500 is payable to the sellers by June 30, 2021 and 2022, subject to GMR Chile's achievement of specified growth target for the years 2020 and 2021, and it is subject to adjustment based on the achievement of such targets. Pursuant to the terms of the transaction. 4,248 was paid in cash on November 9, 2020.

As of the date of issuance of these consolidated financial statements, due to the recent of this acquisition, the accounting for this acquisition is incomplete; hence, pursuant the guidance in paragraph B66 of IFRS 3, the Company has not included in this footnote the following disclosures as required by such standard, as follows:

•Fair value of the total consideration transferred since the Company has not completed the fair value analysis of the consideration transferred as of the date of issuance of these financial statements.

• The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, the total amount of goodwill (including a qualitative description of the factors that make up the goodwill recognized and the amount of goodwill that will be deducted for tax purposes) and other intangibles, as applicable.

•The gross contractual amounts of the acquired receivables, and the best estimate at the acquisition date of the contractual cash flows not expected to be collected. For each contingent liability to be recognized, if any, an estimate of its financial effect, an indication of the uncertainties relating to the amount or timing of any outflow and the possibility of any reimbursement, and the reasons why the liability cannot be measured reliably, if applicable.

The preliminary fair value of the consideration for Giant Monkey Robot acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	5,370
Contingent consideration	4,374	(a)
Total consideration	9,744

(a) As of December 31, 2020 included 2,467 as Other financial liabilities current and 1,924 as Other financial liabilities non-current.

Acquisition related expenses were not material and were recognized directly as expense.

25.14 Acquisition of BlueCap Management Consulting

On December 18, 2020, Globant S.A. (the “Company”), through certain of its wholly-owned subsidiaries, entered into an Equity Purchase Agreement (the “Purchase Agreement”) with the equityholder of BlueCap Management Consulting S.L., a Spanish limited liability company (sociedad limitada) (“BlueCap”), pursuant to which the Company purchased all of the outstanding equity interests in BlueCap (the “Acquisition”). The transaction was simultaneously signed and closed. BlueCap provides leading financial institutions consulting services primarily related to strategic management of risk, capital and value.

Upon the closing of the Acquisition, the Company paid:
(i) 43,200 euros paid in cash (plus/minus the shortfall or excess in BlueCap’s estimated cash at December 31, 2020 versus minimum required cash, as defined in the Purchase Agreement at such date);

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(ii) 28,800 euros were paid through the issuance of common shares of the Company to the seller. The shares issued at closing were valued based on the volume weighted average trading price of the Company’s common shares during the 60-trading-day period ended 10 days prior to the closing date;
(iii) 14,000 euros less any working capital, accounts receivables and other matters adjustments, sett-off or deductions as provided in the Purchase Agreement no later than March 31, 2022;
(iv) 8,400 euros less any working capital, accounts receivables and other matters adjustments, sett-off or deductions as provided in the Purchase Agreement no later than March 31,2023;
(v) 5,600 euros less any working capital, accounts receivables and other matters adjustments, sett-off or deductions as provided in the Purchase Agreement no later than August 31,2024;
(vi) Additional amounts may be payable to the seller by March 31, 2022 and March 31, 2023 of up to 10,000 euros on each such date, subject to BlueCap’s achievement of specified revenue and operating margin targets for the period from January 1, 2021 through December 31, 2021 (in the case of the first payment) and the period from January 1, 2022 through December 31, 2022 (in the case of the second payment). Each such contingent payment is subject to upwards adjustment based on overachievement of the financial targets and to deduction for seller-indemnified losses in accordance with the Purchase Agreement.

As of the date of issuance of thes consolidated financial statements, due to the recent of this acquisition, the accounting for this acquisition is incomplete; hence, pursuant the guidance in paragraph B66 of IFRS 3, the Company has not included in this footnote the following disclosures as required by such standard, as follows:

•Fair value of the total consideration transferred since the Company has not completed the fair value analysis of the consideration transferred as of the date of issuance of these financial statements.

•The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, the total amount of goodwill (including a qualitative description of the factors that make up the goodwill recognized and the amount of goodwill that will be deducted for tax purposes) and other intangibles, as applicable.

•The gross contractual amounts of the acquired receivables, and the best estimate at the acquisition date of the contractual cash flows not expected to be collected. For each contingent liability to be recognized, if any, an estimate of its financial effect, an indication of the uncertainties relating to the amount or timing of any outflow

The preliminary fair value of the consideration for BlueCap acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	93,951
Contingent consideration	22,557	(a)
Installment payment	33,036
Total consideration	149,544

(a) As of December 31, 2020 included 55,593 as Other financial liabilities non-current.

Acquisition related expenses were not material and were recognized directly as expense.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

25.15 Outstanding balances

Outstanding balances of other financial liabilities related to the above mentioned acquisitions as of December 31, 2020 and 2019 are as follows:

	As of December 31, 2020		As of December 31, 2019
	Other financial liabilities - current	Other financial liabilities - non current	Other financial liabilities - current	Other financial liabilities - non current

Clarice	—	—	1,580	—
Ratio	—	—	903	—
PointSource	—	—	1,086	—
Avanxo	1,145	—	1,147	1,102
Belatrix	—	—	4,221	—
BI Live	138	397	—	515
Grupo ASSA	11,218	13,343	—	—
Xappia	4,761	2,382	—	—
Giant Monkey Robot	2,467	1,924	—	—
Bluecap	—	55,593	—	—
Total	19,729	73,639	8,937	1,617

The significant inputs are disclosed in note 28.9.1.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

25.16 Purchase Price Allocation

As of December 31, 2020 and 2019, the fair values of the assets acquired, liabilities assumed and goodwill, and the preliminary fair values of the assets acquired and goodwill of Grupo ASSA, Xappia, Giant Monkey Robot and Bluecap determined at the date of acquisition in the business combinations are as follows:

	2020 acquisitions			2019 acquisitions

	Grupo ASSA	Bluecap	Other acquisitions	Avanxo	Belatrix	BI Live

Current Assets
Cash and cash equivalents	3,486	9,944	2,153	2,749	3,929	—
Investments	—	6,258	8	948	86	—
Trade receivables	11,228	2,046	2,585	6,931	6,125	56
Other receivables	4,046	3,218	454	3,624	1,119	—
Indemnification asset	2,970	—	—	—	—	—
Other assets	—	—	—	11,015	—	—

Non current assets
Other receivables	207	—	—	—	206	—
Other financial assets	—	—	—	—	—	—
Property and equipment	838	384	243	500	3,181	—
Intangibles(1)	11,277	34,093	4,931	6,104	8,285	267
Right-of-use asset	513	—	—	—	3,272	—
Deferred tax	1,771	—	37	—	184	—
Goodwill (2)	63,682	126,059	14,731	32,068	50,816	555

Current liabilities
Trade and other payables	(4,259)	—	(341)	(14,123)	(3,195)	—
Lease liabilities	—	—	—	—	(3,347)	—
Tax liabilities	(8,085)	(6,491)	(897)	(2,649)	(1,138)	—
Payroll and social security	(6,453)	(17,444)	(1,670)	(1,582)	(3,224)	—
Other liabilities	—	—	—	—	(20)	—
Borrowings	(10,390)	—	—	(644)	(646)	—

Non current liabilities
Deferred tax liabilities	(2,849)	(8,523)	(1,233)	(639)	—	—
Lease liabilities	(584)	—	—	—	—	—
Borrowings	(3,579)	—	—	—	—	—
Contingencies	(9,124)	—	—	—	—	—
Total consideration	54,695	149,544	21,001	44,302	65,633	878

(1)As of December 31, 2020, the preliminary amounts of 42,703 and 7,598 have been allocated to customer relationships and other intangibles, respectively.
(2)As of December 31, 2020 and 2019, 204,472 and 83,439 , are not deductible for tax purposes, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Goodwill has arisen because the consideration paid for these acquisitions included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of acquired companies. Only the customer contracts and relationships, internally used software and non-compete agreements are recognized as intangible, in the acquisitions of Bluecap, GMR, Xappia Grupo Assa, Belatrix, Avanxo and BI Live. The other benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

The fair values of the receivables acquired do not differ from their gross contractual amount.

Acquisition related expenses were not material and were recognized directly as expense for each period.

25.17 Impact of acquisitions on the results of the Company

Directors consider these "pro-forma" numbers to represent an approximate measure of the performance of the Company on an annualized basis and to provide a reference point for comparison in future periods.

The net income for the year ended December 31, 2020 includes a gain of 4,829 attributable to the business generated by Grupo ASSA. Revenue for the year ended December 31, 2020 includes 28,838 related to the business of that company. Had the business combination of Grupo ASSA been effected at January 1, 2020, the consolidated revenue of the Company would have been 849,948 and the net income for the year ended December 31, 2020 would have been 45,895.

The net income for the year ended December 31, 2020 includes a gain of 1,037 attributable to the business generated by Xappia. Revenue for the year ended December 31, 2020 includes 1,761 related to the business of that company. Had the business combination of Xappia been effected at January 1, 2020, the consolidated revenue of the Company would have been 820,482 and the net income for the year ended December 31, 2020 would have been 55,271.

The net income for the year ended December 31, 2020 includes a gain of 69 attributable to the business generated by Giant Monkey Robot. Revenue for the year ended December 31, 2020 includes 954 related to the business of that company. Had the business combination of Giant Monkey Robot been effected at January 1, 2020, the consolidated revenue of the Company would have been 817,798 and the net income for the year ended December 31, 2020 would have been 54,385.

The net income for the year ended December 31, 2020 includes a gain of 2,017 attributable to the business generated by Bluecap. Revenue for the year ended December 31, 2020 includes 3,351 related to the business of that company. Had the business combination of Bluecap been effected at January 1, 2020, the consolidated revenue of the Company would have been 851,250 and the net income for the year ended December 31, 2020 would have been 63,879.

Had the four business combinations made in 2020, as described above, been performed on January 1, 2020, the consolidated revenue of the Company would have been 897,061 and the net income for the year ended December 31, 2020, would have been 56,779.

25.18 Goodwill

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to net assets acquired less liabilities assumed.

The Company evaluates goodwill for impairment at least annually or more frequently when there is an indication that the cash generating unit ("CGU") may be impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.

The Company first determines the value of the unit using the market approach. For the purposes of the calculation, the Company considers the value of the shares in the market.

In addition, the Company measures the CGU based on value-in-use calculations, which requires the use of various assumptions including revenue growth, gross margin, terminal growth rate and discount rates. The assumptions considered by the Company as of December 31, 2020 are the following: projected cash flows for the following five years, the average growth rate

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

considered was 23.0% and the rate used to discount cash flows was 10.10%. The long-term rate used to extrapolate cash flows beyond the projected period was 3%. The recoverable amount is the higher of an asset's fair value less cost of disposals and value in use.

Very material adverse changes in key assumptions about the businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of recoverable value and could result in an impairment charge. Based upon the Company's evaluation of goodwill, no impairments were recognized during 2020, 2019 and 2018.

A reconciliation of the goodwill from opening to closing balances is as follows:

	As of December 31,
	2020	2019
Cost
Balance at beginning of year	188,538	104,846
Additions related to new acquisitions (note 25.16)	204,472	83,706
Translation	17	(14)
Measurement period adjustment	(267)	—
Balance at end of year	392,760	188,538

25.19 Effects of offsetting on acquisition

As part of the acquisition of Grupo ASSA, the sellers agreed to indemnify the Company for the outcome of certain contingencies. As a result, the Company has recognized an indemnification asset for a total amount of 2,970. The consideration for this acquisition includes 16,313 (17,000 measured at present value) which are subject to adjustments, deductions and withholdings related to the indemnified contingencies. Consequently, the Company has off-set the indemnification asset against the amount payable to the sellers.

	As of December 31, 2020
	Gross amount	Gross amount set off	Net amount presented
		in the balance sheet	in the balance sheet
Other financial liabilities	16,313	2,970	13,343

NOTE 26 – SEGMENT INFORMATION

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s chief executive officer (“CEO”). The CEO reviews operating profit presented on an entity level basis for purposes of making operating decisions and assessing financial performance. Therefore, the Company has determined that it operates in a single operating and reportable segment.

The Company provides services related to application development, testing, infrastructure management and application maintenance.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table summarizes revenues by geography, based on the customers' location:

	For the year ended December 31,
	2020	2019	2018
North America
United States of America	558,528	483,228	400,029
Canada	15,622	13,125	7,061
Subtotal North America	574,150	496,353	407,090
Europe
Spain	32,977	26,134	30,298
United Kingdom	17,100	15,672	12,970
Belgium	2,924	—	8
Switzerland	1,785	—	—
France	1,224	267	79
Luxembourg	1,292	937	1,109
Germany	939	437	623
Netherlands	1,461	2,723	1,023
Others	2,078	614	130
Subtotal Europe	61,780	46,784	46,240
Asia
India	2,670	2,157	1,063
Indonesia	—	1,157	1,686
Japan	5,338	1,062	—
Others	341	277	318
Subtotal Asia	8,349	4,653	3,067
Latin America and others
Argentina	53,667	32,295	24,241
Colombia	13,302	14,355	5,362
Chile	50,707	29,547	21,246
Mexico	25,928	20,623	11,949
Perú	11,648	6,251	1,718
Brazil	11,976	7,964	238
Panama	737	128	460
Uruguay	144	17	529
Others	1,751	355	170
Subtotal Latin America and others	169,860	111,535	65,913
TOTAL	814,139	659,325	522,310

The revenues by geography were determined based on the country where the sale took place.

One single customer accounted for 11.0%, 11.2% and 11.3% of revenues for the years ended December 31, 2020, 2019 and 2018.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	As of December 31,
	2020	2019

Argentina	104,929	82,978
Spain	396,970	144,761
United States of America	68,767	69,631
Brazil	2,702	1,739
Uruguay	12,971	1,728
Luxembourg	4,226	4,289
Colombia	43,237	34,901
México	20,761	13,724
India	11,350	9,297
Chile	4,877	2,798
Peru	3,986	4,461
Other countries	3,985	1,361
TOTAL	678,761	371,668

NOTE 27 – LEASES

The Company is obligated under various leases for office spaces and office equipment.

Movements in right-of-use assets and lease liabilities as of December 31, 2020 and 2019 were as follow:

Right-of-use assets	Office spaces	Office equipments	Computers	Total

January 1, 2020	51,625	6,642	514	58,781
Additions	41,341	3,388	4,743	49,472
Additions from business combinations (note 25.16)	513	—	—	513
Disposals	(672)	—	(43)	(715)
Depreciation (note 6)	(16,030)	(544)	(1,064)	(17,638)
Foreign currency translation	(403)	—	—	(403)
December 31, 2020	76,374	9,486	4,150	90,010

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Lease liabilities

January 1, 2020	61,363
Additions (1)	49,472
Additions from business combinations (note 25.16)	584
Foreign exchange difference (1)	(1,916)
Foreign currency translation (2)	(301)
Interest expense (1)	4,944
Payments (2)	(25,141)
Disposals	(895)
Discounts (note 31)	(512)
December 31, 2020	87,598

Right-of-use assets	Office spaces	Office equipments	Computers	Total

January 1, 2019	46,567	—	—	46,567
Additions	16,778	6,642	170	23,590
Additions from business combinations (note 25.16)	2,863	—	409	3,272
Depreciation (note 6)	(14,519)	—	(65)	(14,584)
Translation	(64)	—	—	(64)
December 31, 2019	51,625	6,642	514	58,781

Lease liabilities

January 1, 2019	46,887
Additions	23,590
Additions from business combinations (note 25.16)	3,347
Foreign exchange difference	(92)
Interest expense	3,464
Payments	(15,833)
December 31, 2019	61,363

(1) Non-cash transactions.
(2) Cash transactions.

The Company has some lease contracts that have not yet commenced as of December 31, 2020. The future lease payments for these lease contracts are disclosed as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Year	Amount
2021	71
2022	71
2023	71
2024	71
2025	71
2026	71
2027	71
2028	71
2029	71

The outstanding balance of the lease liabilities as of December 31, 2020 and 2019 is as follows:

	As of December 31,
Lease liabilities	2020	2019

Current	15,358	19,439
Non-current	72,240	41,924
TOTAL	87,598	61,363

The maturity analysis of lease liabilities is presented in note 28.5.

The expense related to short-term and low-value leases was not material.

NOTE 28 – FINANCIAL INSTRUMENTS

28.1 - Categories of financial instruments

	As of December 31, 2020
	FVTPL	FVTOCI	Amortised cost
Financial assets
Cash and cash equivalents	—	—	278,939
Investments
Mutual funds	19,284	—	—
Contribution to funds	—	—	615
Trade receivables	—	—	201,664
Other assets	—	—	15,100
Other receivables	—	—	6,250
Other financial assets
Convertible notes	1,166	—	—
Foreign exchange forward contracts	327	165	—
Guarantee payments related to the future lease of a property under construction	—	—	4,553
Equity investment	10,478	—	—
Others	—	—	35

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2020
	FVTPL	FVTOCI	Amortised cost
Financial liabilities
Trade payables	—	—	40,506
Borrowings	—	—	25,968
Other financial liabilities
Foreign exchange forward contracts	93	—	—
Other financial liabilities related to business combinations	43,724	—	49,644
Interest rate SWAP	605	132	—
Lease liabilities	—	—	87,598
Other liabilities	—	—	81

	As of December 31, 2019
	FVTPL	FVTOCI	Amortised cost
Financial assets
Cash and cash equivalents	—	—	62,721
Investments
Mutual funds	19,384	—	—
LETEs	—	396	—
Contribution to risk funds	—	—	418
Trade receivables	—	—	156,676
Other assets	—	—	21,235
Other receivables	—	—	4,002
Other financial assets
Convertible notes	3,536	—	—
Foreign exchange forward contracts	1,220	71	—
Guarantee payments related to the future lease of a property under construction	—	—	1,383

Financial liabilities
Trade payables	—	—	36,987
Borrowings	—	—	51,386
Other financial liabilities
Foreign exchange forward contracts	—	—	—
Other financial liabilities related to business combinations	10,554	—	—
Lease liabilities	—	—	61,363
Other liabilities	—	—	368

28.2 - Market risk

The Company is exposed to a variety of risks: market risk, including the effects of changes in foreign currency exchange rates and interest rates, and liquidity risk.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
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

Except for the subsidiaries mentioned in the Note 3.5, the functional currency of the Company and its subsidiaries is the U.S. dollar. In 2020, 86% of the Company's revenues are denominated in U.S. dollars. Because the majority of its personnel are located in Latin America, the Company incurs the majority of its operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Brazilian Real, Mexican peso, Peruvian Sol and Colombian peso; however as of December 31,2020, the operating expenses in Argentine peso have decreased compared to December 31, 2019. Operating expenses are also significantly incurred in Indian Rupee, Great Britain Pound and European Union Euros.

Foreign exchange sensitivity analysis

The Company is mainly exposed to Argentine pesos, Chilean pesos, Colombian pesos, Indian rupees, Uruguayan pesos and European Union euros.

The following tables illustrate the Company's sensitivity to increases and decreases in the U.S. dollar against the relevant foreign currency. The following sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2020 and adjusts their translation at the year-end for changes in U.S. dollars against the relevant foreign currency.

			Gain/(loss)
Account	Currency	Amount	% Increase	Amount	% Decrease	Amount

Net balances	Argentine pesos	(1,494)	40%	427	10%	(166)
	Chilean pesos	11,726	10%	(1,066)	10%	1,303
	Colombian pesos	(12,182)	10%	1,107	10%	(1,354)
	Indian rupees	(1,435)	10%	130	10%	(159)
	Uruguayan pesos	(3,419)	10%	311	10%	(380)
	European Union euros	(55,593)	10%	5,054	10%	(6,177)
	Total	(62,397)		5,963		(6,933)

As explained in note 28.10, the subsidiaries in Argentina, Chile, Colombia, India and Uruguay entered into foreign exchange forward and future contracts in order to mitigate the risk of fluctuations in the foreign exchange rate and reduce the impact in the financial statements.

The effect in equity of the U.S. dollar fluctuation against the relevant foreign currency as of December 31, 2020, is not material.

Depreciation of the Argentine Peso

During 2020, the Argentine peso experienced a 40.58% devaluation from 59.79 Argentine peso per U.S dollar to 84.05 Argentine peso per U.S dollar.

During 2019, the Argentine peso experienced a 59.02% devaluation from 37.60 Argentine peso per U.S. dollar to 59.79 Argentine peso per U.S. dollar.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

28.4 - Interest rate risk management

The Company's exposure to market risk for changes in interest rates relates primarily to its cash and bank balances and its credit facilities. The Company's credit line in the U.S. bear interest at a fixed rate between 1.5% or 1.75% depending on the amount borrowed, as of December 31, 2020 the fixed rate is 1.5% and at variable rates linked to LIBOR. During 2020 the Company entered into four interest rate swap transactions with the purpose of hedging the exposure to variable interest rate related to the Amended and Restated Credit Agreement with certain financial institutions. In the last quarter of the year the Company chose to discontinue three of the four interest rate swap since the hedged future cash flows were no longer expected to occur. As of December 31, 2020, the Company has recognized a loss of 132 included in the line item "Other comprehensive income", a loss of 127 through results of comprehensive income and a loss of 605 through results of profit and loss .The Company designated one of the derivatives as hedging instruments in respect of interest rate risk in cash flow hedges. Hedges of interest rate risk on recognized liabilities are accounted for as cash flow hedge.

Interest rate swap liabilities are presented in the line item "Other financial liabilities" within the statements of financial position.

Interest rate swap contracts outstanding as of December 31, 2020:

		Floating rate	Fixed rate	Fair value
Maturity Date	Notional	receivable	payable	liabilities

Hedge instrument
April 30, 2024	25,000	1month LIBOR	0.355%	(132)
Fair value as of December 31, 2020				(132)

Instruments for which hedge accounting has been discontinued
March 11, 2024	15,000	1month LIBOR	0.647%	(230)
March 31, 2023	15,000	1month LIBOR	0.511%	(123)
March 12, 2024	20,000	1month LIBOR	0.566%	(252)
Fair value as of December 31, 2020				(605)

28.5 – Liquidity risk management

The Company's primary sources of liquidity are cash flows from operating activities and borrowings under credit facilities. See note 20.

Management monitors rolling forecasts of the Company's liquidity position on the basis of expected cash flow.

The table below analyzes financial liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Expected Maturity Date
	2021	2022	2023	Thereafter	Total

Trade payables	35,266	2,400	1,485	1,355	40,506
Borrowings	1,440	589	527	26,054	28,610
Lease liabilities	19,511	20,011	18,214	44,899	102,635
Other financial liabilities(*)	19,493	33,540	20,989	6,461	80,483
TOTAL	75,710	56,540	41,215	78,769	252,234

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(*) The amounts disclosed in the line of other financial liabilities do not include foreign exchange forward contracts, interest rate SWAP and 16,757 related to business combinations payments through subscription agreements.

28.6 - Concentration of credit risk

The Company derives revenues from clients in the U.S. (approximately 68.6%) and clients related from diverse industries. For the years ended December 31, 2020, 2019 and 2018, the Company's top five clients accounted for 30.6%, 26.1% and 32.0% of its revenues, respectively. One single customer accounted for 11.0%, 11.2% and 11.3% of revenues for the years ended December 31, 2020, 2019 and 2018. Credit risk from trade receivables is considered to be low because the Company minimize the risk by setting credit limits for its customers, which are mainly large and renowned companies. Cash and cash equivalents and derivative financial instruments are considered to have low credit risk because these assets are held with widely renowned financial institutions (see note 12) .

28.7 - Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the carrying amounts of financial assets and liabilities included in the consolidated statement of financial position as of December 31, 2020 and 2019, are a reasonable approximation of fair value due to the short time of realization.

	As of December 31, 2020		As of December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Non-current assets
Other receivables
Guarantee deposits	3,091	3,039	2,683	2,571
Other assets	6,954	6,278	7,796	7,140
Non-current liabilities
Trade payables	5,240	4,735	5,500	5,101
Borrowings	25,061	25,382	50,188	51,070

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	19,284	—	19,284
Foreign exchange forward contracts	—	492	—	492
Convertibles notes	—	130	1,036	1,166
Equity instrument	—	—	10,478	10,478

Financial liabilities
Contingent consideration	—	—	43,724	43,724
Foreign exchange forward contracts	—	93	—	93
Interest rate SWAP	—	737	—	737

(1) Mutual funds are measured at fair value through profit or loss, based on the changes of the fund's net asset value.

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	19,384	—	19,384
LETEs	—	396	—	396
Foreign exchange forward contracts	—	1,291	—	1,291
Convertibles notes	—	111	3,425	3,536

Financial liabilities
Contingent consideration	—	—	9,252	9,252

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

As of December 31, 2019, the nominal value of contingent consideration related to Clarice amounted to 1,316. Such amount was paid on June 22, 2020. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 439 and 1,316 as of December 31, 2019. The fair value of the contingent consideration related to Clarice arrangement of 1,310 as of December 31, 2019, was estimated by discounting to present value using a risk-adjusted discount rate.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As described in note 25.5, the acquisition of Ratio, included a contingent consideration agreement which was payable on a deferred basis and which was subject to the occurrence of certain events relating to the acquired company's gross revenue and gross margin.

As of December 31, 2019, the nominal value of contingent consideration related to Ratio amounted to 750. Such amount was paid on February 18, 2020. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 525 and an unlimited maximum amount as of December 31, 2019, given that such payment may be increased proportionally to the targets achievements. The fair value of the contingent consideration arrangement of 903 as of December 31, 2019 was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 25.6, the acquisition of PointSource, included a contingent consideration agreement which was payable on a deferred basis and which was subject to the occurrence of certain events relating to the acquired company's gross revenue and gross margin.

In May 2018, the Company signed an amendment to the SPA with the former shareholders, pursuant to which a new fixed-payment was established, in replacement of previous payments subject to targets achievements. As a consequence, the Company remeasured the fair value of the liability related to PointSource described above. Gain arising from the change in fair value of the liability amounted to 5,506 as of December 31, 2018. As of December 31, 2019 the fixed payment liability amounted to 1,086, and was included in other financial liabilities. Such amount was paid on February 28, 2020.

As described in note 25.8, the acquisition of Avanxo (Bermuda) Limited ("Avanxo"), included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company´s gross revenue, gross margin and operating margin.

As of December 31, 2020 and 2019, the nominal value of contingent consideration related to Avanxo amounted to 1,159 and 2,318, respectively. Based on our estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement were between 185 and 370, respectively. In addition, the actual amounts to be paid under the contingent consideration arrangement may be increased proportionally to the target's achievements and are not subject to any maximum amount. Finally, the fair value of the contingent consideration arrangement of 1,145 and 2,249, as of December 31, 2020 and 2019, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 25.9, the acquisition of Belatrix Global Corporation S.A, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue. As of December 31, 2020, the Company remeasured the fair value of the contingent consideration related to Belatrix described above. Loss arising from the change in fair value of the contingent consideration amounted to 3,633 and is included as Other income and expenses, net.

As of December 31, 2019, the nominal value of contingent consideration related to Belatrix amounted to 4,097. Based on our estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement were between 4,192 and 4,097, respectively. In addition, the actual amounts to be paid under the contingent consideration arrangement, may be increased proportionally to the target's achievements and are not subject to any maximum amount. Finally, the fair value of the contingent consideration arrangement of 4,221 as of December 31, 2019 was estimated by discounting to present value using a risk-adjusted discount rate. On October 16, 2020, the Company paid 7,795 leaving the contingent consideration fully settled.

As described in note 25.10, the acquisition of BI Live included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue, revenue growth and operating margin.

As of December 31, 2020 and 2019, the nominal value of contingent consideration related to BI Live amounted to 423 and 559, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 710 and 3,000, as of December 31, 2020, and 515 and 3,000 December 31, 2019. The fair value of the

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

contingent consideration arrangement of 535 and 515 as of December 31, 2020 and 2019, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 25.11, the acquisition of Grupo ASSA included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue and gross margin. As of December 31, 2020, the Company remeasured the fair value of the contingent consideration related to Grupo ASSA. Gain arising from the change in fair value of the contingent consideration amounted to 1,202 and is included as Other income and expenses, net.

As of December 31, 2020, the nominal value of contingent consideration related to Grupo ASSA amounted to 11,289. Based on our estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement was 11,289. In addition, the actual amounts to be paid under the contingent consideration arrangement, may be increased proportionally to the target's achievements and are not subject to any maximum amount. The fair value of the contingent consideration arrangement of 11,218 as of December 31, 2020 was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 25.12, the acquisition of Xappia included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue and gross margin.

As of December 31, 2020, the nominal value of contingent consideration related to Xappia amounted to 3,980. Based on our estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement was 3,980. In addition, the actual amounts to be paid under the contingent consideration arrangement, may be increased proportionally to the target's achievements and are not subject to any maximum amount. The fair value of the contingent consideration arrangement of 3,878 as of December 31, 2020 was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 25.13, the acquisition of GMR included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue.

As of December 31, 2020, the nominal value of contingent consideration related to GMR amounted to 4,547. Based on our estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement was 4,547. In addition, the actual amounts to be paid under the contingent consideration arrangement, may be increased proportionally to the target's achievements and are not subject to any maximum amount. The fair value of the contingent consideration arrangement of 4,391 as of December 31, 2020 was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 25.14, the acquisition of Bluecap included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue and operating margin.

As of December 31, 2020, the nominal value of contingent consideration related to Bluecap amounted to 24,419. Based on our estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement was 24,419. In addition, the actual amounts to be paid under the contingent consideration arrangement, may be increased proportionally to the target's achievements and are not subject to any maximum amount. The fair value of the contingent consideration arrangement of 22,557 as of December 31, 2020 was estimated by discounting to present value using a risk-adjusted discount rate.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table shows the results from remeasurement of the contingent considerations described above:

	For the year ended December 31,
	2020	2019	2018
Loss on remeasurement of the contingent consideration of Belatrix	(3,633)	—	—
(Loss) gain on remeasurement of the contingent consideration of PointSource	—	(16)	5,506
Loss on remeasurement of the contingent consideration of Avanxo	—	(4)	—
Loss on remeasurement of the contingent consideration of Clarice	—	(3)	—
Gain on remeasurement of the contingent consideration of L4	—	—	1,848
Loss on remeasurement of the contingent consideration of Ratio	—	(62)	(654)
Gain on remeasurement of the contingent consideration of Grupo Assa	1,202
TOTAL	(2,431)	(85)	6,700

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair Value at December 31, 2020	Unobservable inputs	Range of inputs	Relationship of unobservable inputs to Fair Value
Contingent consideration	43,724	Risk adjusted discount rate	Between 1.78% and 4.35%	An increase in the discount rates by 1% would decrease the fair value by $493 and a decrease in the discount rates by 1% would increase the fair value by $506

Contingent consideration	43,724	Expected revenues	Between 2,547 and 97,797	An increase in the expected revenues by 10% would increase the fair value by 10,589 and a decrease in the expected revenues by 10% would decrease the fair value by 17,183

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

28.9.3. Convertible notes

As described in note 3.12.9, the Company entered into several convertible notes that include the right to convert the outstanding amount into equity shares of the invested companies. The fair value of such convertible notes was estimated using unobservable inputs. The amounts of gains and losses for the period related to changes in the fair value of the convertible notes were not material.

28.9.4. Reconciliation of recurring fair value measurements categorized within Level 3

The following table shows the reconciliation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Financial Assets	Financial liabilities
	Convertible notes	Contingent consideration
December 31, 2018	—	9,767
Fair value remeasurement (1)	—	85
Acquisition of business (1)	—	6,835
Payments (2)	3,350	(7,695)
Interests (1)	75	260
December 31, 2019	3,425	9,252

	Financial Assets		Financial liabilities
	Convertible notes	Equity instrument	Contingent consideration
December 31, 2019	3,425	—	9,252
Fair value remeasurement (1)	—	—	2,431
Acquisition of business (1)	—	—	43,082
Acquisition of investment (2)	—	9,167	—
Exercise of conversion option (1)	(1,311)	1,311	—
Instrument sold (2)	(1,800)	—	—
Payments (2)	701	—	(11,400)
Interests (1)	21	—	359
December 31, 2020	1,036	10,478	43,724

(1) Non-cash transactions.
(2) Cash transactions included in investing activities in the Consolidated Statement of Cash Flows.

28.10 Foreign exchange futures and forward contracts

During the years ended December 31, 2020, 2019 and 2018, the Argentine subsidiaries, Sistemas Globales S.A. and IAFH Global S.A. acquired foreign exchange futures contracts through SBS Sociedad de Bolsa S.A. (SBS) in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in Argentine Pesos due to the risk of exposure to fluctuations in foreign currency. The foreign exchange futures contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the years ended December 31, 2020, 2019 and 2018 the Company recognized a loss of 144 and a gain of 383 and 594, respectively.

These futures contracts have daily settlements, in which the futures value changes daily. Sistemas Globales S.A. and IAFH Global S.A. recognize daily variations in SBS primary accounts, and the gains or losses generated by each daily position through profit or loss. Thus, at the closing of each day, according to the future price of the exchange rate U.S. Dollar – Argentine peso, the companies perceive a gain or loss for the difference. As of December 31, 2020, the accrued valuation of the last day of the month will be settled with the bank in the first day of the next month, so the value recognize in the financial statements is the amount pending to settle with the bank for the last day valuation, the Company maintains as of December 31, 2020 three foreign exchange futures contracts with a maturity date of January 31, 2021 and 7 recognize as Other financial liabilities in the balance sheet.

Pursuant to these contracts, Sistemas Globales S.A. and IAFH Global S.A. are required to maintain collaterals in an amount equal to a percentage of the notional amounts purchased until settlement of the contracts. As of December 31, 2020, Sistemas Globales held a 10% of the value of those collaterals in Mutual funds in SBS primary account. This ensures minimal funding, in case SBS has to transfer funds to "Mercado a Término de Rosario S.A" (ROFEX) if losses are generated by daily settlements.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

This amount must also remain restricted during the term of the contracts. As of December 31, 2020, collaterals regarding the transactions are restricted assets for an amount of 952 in Mutual funds included as investments. As of December 31, 2019, the Company did not maintain any collaterals for futures contracts.

During 2020 and 2019, the subsidiaries, Sistemas Globales S.A., IAFH Global S.A., Sistemas Colombia S.A.S., Sistemas Globales Chile Asesorías Ltda., Globant India Pvt. Ltd. and Sistemas Globales Uruguay S.A., acquired foreign exchange forward contracts with certain banks in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in Argentine Pesos, Colombian Pesos, Chilean pesos, Uruguayan pesos and Indian rupee, due to the risk of exposure to fluctuations in those foreign currencies. Those contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the years ended December 31, 2020 and 2019, the Company recognized a net loss of 3,783 and a gain of 117, respectively. As of December 31, 2020 and 2019, the foreign exchange forward contracts that were recognized as financial assets and liabilities at fair value through profit or loss were as follows:

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 28, 2021	Colombian Peso	3,530.13	3,433.13	226
January 28, 2021	Colombian Peso	3,475.25	3,431.93	101
Fair value as of December 31, 2020				327

January 27, 2020	Indian Rupee	72.36	71.56	11
January 31, 2020	Chilean Peso	747.68	751.57	5
January 31, 2020	Colombian Peso	3,323.65	3,281.28	39
January 31, 2020	Colombian Peso	3,515.42	3,281.94	356
January 31, 2020	Colombian Peso	3,512.66	3,281.93	422
January 31, 2020	Uruguayan Peso	38.09	37.73	29
February 25, 2020	Indian Rupee	71.45	71.77	7
February 28, 2020	Colombian Peso	3,518.27	3,288.08	351
Fair value as of December 31, 2019				1,220

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 29, 2021	Argentine Peso	90.50	87.60	(86)
Fair value as of December 31, 2020				(86)

The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the term of the contract.

28.11 Hedge accounting

During 2020 and 2019, the subsidiaries, Sistemas Globales S.A., IAFH Global S.A., Sistemas Colombia SAS, Sistemas Globales Uruguay S.A., Sistemas Globales Chile S.L, Globant India Private Limited and Global System Outsourcing S. de R.L de C.V have entered into foreign exchange forward and future contracts to manage the foreign currency risk associated with the salaries payable in Argentine Pesos, Colombian pesos, Uruguayan Pesos, Chilean Pesos, Indian Rupee and Mexican Pesos. The Company designated those derivatives as hedging instruments in respect of foreign currency risk in cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives and other qualifying hedging instruments that are designated and qualify as cash flow hedges are recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the ‘finance income’ or ‘finance expense’ line items. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item (i.e. Salaries, employee benefits and social security taxes).

As of December 31, 2020 and 2019, the Company has recognized a net loss of 272 and a net gain of 54, respectively, included in Salaries, employee benefits and social security taxes and a net gain of 165 and 352, respectively, included in other comprehensive income.

During 2020, Globant, LLC entered into four interest rate swap transactions with the purpose of hedging the exposure to variable interest rate related to the Amended and Restated Credit Agreement with certain financial institutions. By the end of the year the Company chose to discontinue three of the four interest rate swap transaction. During the year ended December 31, 2020, the Company has recognized a loss of 132 included in the line item "Other comprehensive income" and a loss of 127 through statement of comprehensive income. The Company designated those derivatives as hedging instruments in respect of interest rate risk in cash flow hedges. Hedges of interest rate risk on recognized liabilities are accounted for as cash flow hedges.

Foreign currency forward contract and interest rate swap assets and liabilities are presented in the line ‘Other financial assets’ and ‘Other financial liabilities’ within the statement of financial position.

The following table detail the foreign currency forward contracts outstanding as of December 31, 2020:

Hedging instruments - Outstanding contracts

	Currency	Foreign currency	Notional foreign	Fair value assets
Settlement date	from contracts	rate from contracts	currency rate
January 15, 2021	Mexican Peso	20.15	19.93	22
January 27, 2021	Indian Rupee	73.72	73.31	2
January 27, 2021	Indian Rupee	73.72	73.31	3
January 27, 2021	Indian Rupee	73.72	73.31	3
January 27, 2021	Indian Rupee	73.71	73.31	1
January 28, 2021	Colombian Peso	3,490.10	3,433.08	133
January 29, 2021	Uruguayan Peso	42.51	42.47	1
Fair value as of December 31, 2020				165

January 31, 2020	Argentine Peso	66.45	62.20	71
Fair value as of December 31, 2019				71

NOTE 29 — CAPITAL AND RESERVES

29.1 Issuance of common shares

During the year ended December 31, 2020, 175,272 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 33.24 per share amounting to a total of 5,825.

During the year ended December 31, 2020, 309,384 Restricted Stock Units (RSU) were granted to certain employees and directors of the Company and 219,047 RSU's were vested at an average price of 59.37 per share amounting to a total of 13,005 (non-cash transactions).

On December 18, 2020, the Company issued 189,287 common shares for a total amount of 40,354 as part of the subscription agreement included in the stock purchase agreement signed with Bluecap.

On November 10, 2020, the Company issued 5,551 common shares for a total amount of 1,123 as part of the subscription agreement included in the stock purchase agreement signed with Giant Monkey Robot.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

On August 3, 2020, the Company issued 20,918 common shares for a total amount of 3,618 as part of the subscription agreement included in the stock purchase agreement signed with Grupo ASSA's sellers.

On May 7, 2020, the Company issued 2,730 common shares for a total amount of 294 as part of the subscription agreement included in the stock purchase agreement signed with Avanxo's sellers.

On April 20, 2020, the Company issued 6,346 common shares for a total amount of 684 as part of the subscription agreement included in the stock purchase agreement signed with Avanxo's sellers.

On March 10, 2020, the Company issued 2,018 common shares for a total amount of 225 as part of the subscription agreement included in the stock purchase agreement signed with Ratio's sellers.

During the year ended December 31, 2019, 717,240 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by certain employees. Options were exercised at an average price of 22.06 per share amounting to a total of 15,822.

During the year ended December 31, 2019, 309,539 Restricted Stock Units (RSU) were granted to certain employees and directors of the Company and 181,860 RSUs were vested at an average price of 37.00 per share amounting to a total of 6,732 (non-cash transaction).

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
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

29.2 Public offerings and agreements

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

On June 20, 2018, the Company and WPP Luxembourg Gamma Three S.à r.l. (the “Selling Shareholder”) entered into an underwriting agreement with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC relating to the offer and sale of an aggregate of 5,815,259 common shares of the Company, nominal value $1.20 per share, plus, at the option of the Underwriters, an additional 872,289 common shares pursuant to an option, at a public offering price of 52.00 per common share. On June 21, 2018, the Underwriters exercised their option to purchase an additional 872,289 common shares.

On July 31, 2019 the Luxembourg Stock Exchange approved the Company´s voluntarily request to delist the Company´s common shares from the Official List of the Luxembourg Stock Exchange ("Lux SE"), effective July 31, 2019. Following the Lux SE delisting, the Company´s common shares will continue to trade on the New York Stock Exchange (the "NYSE") in the United States under the symbol "GLOB".

In June 2020, 2,300,000 common shares were issued and sold at a price of 135 for a net proceeds of 300,880, which were listed on the New York Stock Exchange. Costs associated with the proceed consisted of agents commissions, legal and professional fees and listing fees.

As of December 31, 2020, 38,474,608 common shares of the Company's share capital are registered with the SEC and quoted in the New York Stock Exchange.

29.3 Cash flow hedge reserve

The movements in the cash flow hedge reserve were as follows:

	Foreign
	currency risk
	2020	2019

Balance at beginning of the year	352	—
Gain/(loss) arising on changes in fair value of hedging instruments during the period	(948)	298
(Gain)/loss reclassified to profit or loss – hedged item has affected profit or loss	877	54
Balance at end of the year	281	352

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 30 — APPROPRIATION OF RETAINED EARNINGS UNDER SUBSIDIARIES´ LOCAL LAWS AND RESTRICTIONS ON DISTRIBUTION OF DIVIDENDS

In accordance with Argentine and Uruguayan Law, the Argentine and Uruguayan subsidiaries of the Company must appropriate at least 5% of net income off the year to a legal reserve, until such reserve equals 20% of their respective share capital amounts.

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

As of December 31, 2020, the legal reserve amounted to 1,110 for the Company´s Argentine subsidiaries, Sistemas Globales S.A, IAFH Global S.A, BSF S.A, Globers S.A, Banking Solutions S.A, Decision Support S.A and Xappia SRL, and as of that date, the legal reserve of Sistemas Globales S.A, IAFH Global S.A and Globers S.A were all fully constituted. Dynaflows S.A, Globant Ventures S.A.S, Avanxo S.A and Brazilian Technology Partners S.A, did not have a legal reserve as of December 31, 2020.

As of December 31, 2020, the legal reserve amounted to 45 for Sistemas Globales Uruguay S.A and Difier S.A, and as of that date both were fully constituted.

According to the Bylaws of Sistemas Colombia S.A.S. and Belatrix Colombia S.AS., the Colombian subsidiaries of the Company must appropriate at least 10% of the net income of the year to a legal reserve until such reserve equal 50% of its share capital. As of December 31, 2020, there was a legal reserve of 312 that was fully constituted by Sistemas Colombia S.A.S and there was a legal reserve of 25 constituted by Belatrix Colombia S.A.S. Regarding Avanxo Colombia, the Colombian branch of Avanxo Servicios Informáticos España S.L, there is no requirement for the Colombian branch to allocate profits for the creation of a legal reserve and, therefore, as of December 31, 2020, there was no legal reserve constituted. Grupo Assa Colombia S.A.S. and Globant Colombia S.A.S, did not have a legal reserve as of December 31, 2020.

Colombian Law No 1,819, published on December 29, 2016, introduced a withholding tax of 5% on dividend distributions to non-resident. This new fiscal obligation is not applicable to our shareholder due to the tax treaty agreement between Colombia and Spain, entered in force on October 28, 2008.

Under Spanish law, the Spanish subsidiaries of the Company must appropriate 10% of its standalone profit to a legal reserve until such reserve equals to 20% of their respective share capital amount. As of December 31, 2020, the legal reserve was partially constituted and amounted to 9,443 for all Spanish subsidiaries, except for Belatrix Global Corp S.A. which was fully constituted. Grupo Assa Worldwide S.A did not have a legal reserve as of December 31, 2020.

In accordance with Brazilian Law, there is no requirement for limited liability companies to allocate profits for the creation of a legal reserve. Accordingly, the Company's Brazilian subsidiaries did not have a legal reserve as of December 31, 2020.
Under Luxembourg law, at least 5% of our net profit per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profit must be allocated toward the reserve. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced in proportion so that it does not exceed 10% of our issued share capital. The legal reserve is not available for distribution. As of December 31, 2020, the legal reserve amounted to 891.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

In accordance with Peru corporate law, the Peruvian subsidiaries of the Company must reserve at least 10% of its net income of the year to a legal reserve, until such reserve equals 20% of its respective amount of capital stock. As of December 31, 2020, the legal reserve amounted to 116 for Belatrix Peru S.A.C. which was fully constituted and 95 for Globant Peru S.A.C. that was partially constituted. Regarding Avanxo Sucursal del Peru, the Peruvian branch of Avanxo Servicios Informáticos España S.L, there is no requirement for the Peruvian branch to allocate profits for the creation of a legal reserve and, therefore, as of December 31, 2020, there was no legal reserve constituted.

According to Mexican Law, the Mexican subsidiaries of the Company must appropriate at least 5% of net income of the year to a legal reserve, until such reserve equals the fifth portion of their respective share capital amounts. As of December 31, 2020, the legal reserve amounted to 365 for the Company's Mexican subsidiaries Global Systems Outsourcing S. de R.L. de C.V., Avanxo Mexico S.A.P.I de C.V, Avanxo Servicios S.A. de C.V and Grupo Assa Mexico Soluciones Informáticas S.A de C.V, the last being fully constituted. GASA Mexico Consultoría y Servicios S.A de C.V did not have a legal reserve constituted as of December 31, 2020.

Regarding India Law, the Companies Act, 2013 does not mandate any fixed quantum of profits to be transferred or allocated to the reserves of a company. Despite there is no mandatory provision, as of December 31, 2020, the Indian subsidiary's general reserve amounted to 17.

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

In the United Kingdom there is no requirement for the UK subsidiaries to allocate profits for the creation of a legal reserve. As of December 31, 2020, there was no legal reserve constituted by the UK subsidiaries.

In Germany there is no requirement for German subsidiaries to allocate profits for the creation of a legal reserve.

In Chile there is no requirement for the Chilean subsidiaries of the Company to allocate profits for the creation of a legal reserve. As of December 31, 2020, there was no legal reserve constituted.

According to French law, a minimum of 5% of the profit of the year must be allocated to a reserve account named "legal reserve", until such reserve amounts 10% of the share capital of the French subsidiary of the Company. As of December 31, 2020, the legal reserve amounted to 2 for Globant France S.A.S.

In accordance with the law of Belarus, the Belorussian subsidiary of the Company must allocate an amount up to 25% of annual payroll to a reserve fund for salaries. The source for creating this fund is the profit remaining at the disposal of the subsidiary after paying taxes and other obligatory payments. As of December 31, 2020, there was no such reserve constituted.

In the United States there is no requirement for the Company's U.S. subsidiaries to allocate profits for the creation of a legal reserve. As of December 31, 2020, there was no legal reserve constituted.

According to Romanian Companies Law, the Romanian subsidiary of the Company has the obligation to allocate each year at least 5% of its profit to a reserve fund, until the value of the fund is at least 20% of the Romanian Company's share capital. As of December 31, 2020, the reserve fund of the company was of Romanian Leu ("RON") 58.

In Canada there is no requirement for the Canada's Company subsidiary to allocate profits for the creation of a legal reserve. As of December 31, 2020, there was no legal reserve constituted.

In the United Arab Emirates there is no requirement for Software Product Creation´s branch office in Dubai to allocate profits for the creation of a legal reserve. As of December 31, 2020, there was no legal reserve constituted.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 31 – COVID-19 IMPACT ON THE FINANCIAL STATEMENTS

On March 11, 2020, the World Health Organization declared a pandemic of the outbreak of Coronavirus ("COVID-19"), due to its rapid spread throughout the world, having affected, at that time, more than 110 countries. As of December 31, 2020, tens of countries had declared state of national health emergency, which measures had caused a substantial disruption in the global economy. It is difficult to estimate the full extent and duration of the impacts of the pandemic on businesses and economies. However, by the end of the year most countries have resume progressively with all economic activities.

On March 27, 2020, the International Accounting Standards Board (the "IASB") published a document for educational purposes, to help support the consistent application of accounting standards during a period of enhanced economic uncertainty arising from the COVID-19 pandemic. In that publication, the IASB indicated that they had engaged closely with the regulators to encourage entities to consider that guidance. The financial reporting issues, reminders and considerations highlighted in this publication are the following: going concern, financial instruments, asset impairment, governments grants, income taxes, liabilities from insurance contracts, leases, insurance recoveries, onerous contract provisions, fair value measurement, revenue recognition, events after the reporting period, other financial statements disclosure requirements and other accounting estimates.

On May 28, 2020, the "IASB" published 'Covid-19-Related Rent Concessions (Amendment to IFRS 16)' amending the standard to provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. As a practical expedient, a lessee may elect not to assess whether a rent concession related to COVID-19 is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification. The Company determined to apply the practical expedient to all the lease contracts of office spaces and has recognized a discount for 512 included in rental expenses.

The Company has determined, after analyzing the possible impact of the economic situation in the financial statements, that an assessment of the treatment of expected credit losses ("ECLs") was necessary, since IFRS 9 should not be applied mechanically and prior assumptions may no longer hold true in the current environment.

At the beginning of the year, for the purpose of measuring ECLs and for determining whether significant increase in credit risk had occurred, the Company grouped financial instruments on the basis of shared credit risk characteristics, and, specifically, grouped our trade receivables considering the industry verticals.

Considering that the tourism sector was one of the hardest-hit by the outbreak of COVID-19, with impacts on both travel supply and demand, we had to adjust the estimations of ECLs for trade receivables from customers within the “Travel & Hospitality” as well as for the rest of our customers, since at the time of our review, there were some indications of change in payment terms and, to a lesser extent, the probability of non-payment due to the effects of COVID-19 pandemic.

The Company has assessed whether the impact of COVID-19 has led to any other non-financial asset impairment, including goodwill, and has concluded, that there is no indication that the cash-generating unit may be impaired. Based on the sensitivity analysis performed, there were no significant changes in any of the used key assumptions that would have resulted in an impairment charge. The Company will continue to monitor developments closely.

Finally, as required by IAS 1, Presentation of Financial Statements, the Company has evaluated its ability to continue as a going concern taking into consideration the existing and anticipated effects of the COVID-19 outbreak on the Company’s activities and has concluded that, since its business outlook, cash and liquidity position remain strong, the going concern assumption is appropriate.

NOTE 32 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events until February 17, 2021, date of approval of these consolidated financial statements, to assess the need for potential adjustments or disclosures in these consolidated financial statements in accordance with IAS 10 "Events after the reporting period".

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

32.1 Transfer of Membership Units of Collokia LLC

On January 6, 2021, Globant España S.A, one of our Spanish subsidiaries, signed an Assignment of Membership Interest Agreement with Mr. Pablo Brenner to transfer all of its membership units in Collokia LLC by exercising the Company's Put Option Right. On January 12, 2021, Collokia LLC's management acknowledged and approve the transfer, and acknowledged and accepted the withdrawal of Globant España S.A. as member of the Company.

32.2 Cancellation of the Convertible Promissory Notes with Collokia LLC

On February 11, 2021, Globant España S.A, one of our Spanish subsidiaries, entered into a Software License Agreement with Collokia LLC in exchange for the cancellation of certain Convertible Promissory Note Purchase Agreement entered into on May 5 and October 7, 2017, between Collokia, LLC as borrower and Globant España S.A., as lender, for an aggregate amount of 120. Pursuant to the Software License Agreement, the parties agreed that Collokia LLC will grant Globant a perpetual, free, worldwide, non-exclusive, non-transferable and non-sublicensable license to use a software developed by Collokia LLC.

NOTE 33 – APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements were approved by the Board of Directors on February 17, 2021.

Martín Migoya
President