Form 20-F
period 2021-12-31
Globant S.A.
filed 2022-02-28
CIK 1557860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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
E-Mail:pablo.rojo@globant.com
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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 41,890,897 common shares of which 157,699 are treasury shares held by us.

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
•If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operations;
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

In this annual report, references to currencies are defined in the following table:

"U.S. dollars" and "$"	refer to the lawful currency of the United States
"Argentine pesos"	refers to the lawful currency of the Republic of Argentina
"Colombian pesos"	refers to the lawful currency of the Republic of Colombia
"Uruguayan pesos"	refers to the lawful currency of the Republic of Uruguay
"Mexican pesos"	refers to the lawful currency of Mexico
"Chilean pesos"	refers to the lawful currency of Chile
"Rupees" or "Indian rupees"	refer to the lawful currency of the Republic of India
"Reais" or "Brazilian Real"	refer to the lawful currency of Brazil
"Peruvian Sol"	refers to the lawful currency of Peru
"Romanian Leu"	refers to the lawful currency of Romania
"Belarusian ruble"	refers to the lawful currency of Belarus
"euro" or "€"	refer to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time
"pound", "British Sterling pound" or "£"	refer to the lawful currency of the United Kingdom
"Canadian dollars"	refers to the lawful currency of Canada

Unless otherwise specified or the context requires otherwise in this annual report:

•"IT" refers to information technology;
•"ISO" means the International Organization for Standardization, which develops and publishes international standards in a variety of technologies and in the IT services sector;
•"Attrition rate," during a specific period, refers to the ratio of IT professionals that left our company during the period to the number of IT professionals that were on our payroll on the last day of the period; and
•"Globers" refers to the employees that work for Globant.

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

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary Risk Factors

The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors below. This summary should be read in conjunction with the Risk Factors below and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results and prospects, among other impacts:

Risks Related to Our Business and Industry

•The COVID-19 pandemic has had a significant and continuing adverse impact upon, and this or other pandemics may have a material adverse impact upon, our business, liquidity, results of operations and financial condition.
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
•If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operations.
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
•We face intense competition from technology and IT services providers, and an increase in competition, our inability to compete successfully, pricing pressures or loss of market share could materially adversely affect our revenues, results of operations and financial condition.

•Our business depends on a strong brand and corporate reputation, and if we are not able to maintain and enhance our brand, our ability to expand our client base will be impaired and our business and operating results will be adversely affected.
•Our labor costs and the operating restrictions that apply to us could increase as a result of collective bargaining negotiations and changes in labor laws and regulations, and disputes resulting in work stoppages, strikes, or disruptions could adversely affect our business.
•Increased focus on our environmental, social, and governance ("ESG") responsibilities have and will likely continue to result in additional costs and risks, and may adversely impact our reputation, employee retention, and willingness of customers and partners to do business with us.

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
•Our business, results of operations, financial condition, costs and operating margins may be adversely affected by fluctuations in currency exchange rates.
•We face the risk of political and economic crises, instability, terrorism, civil strife, expropriation and other risks of doing business in Latin America, which could adversely affect our business, financial condition and results of operations.

Argentina
•Argentina continues to face considerable economic uncertainty.
•The Argentine government, our Globers, and certain labor organizations may take actions that cause us to increase the amount of compensation we pay to our Globers, which could increase our operating costs and adversely affect our results of operations.
•Argentine exchange controls and restrictions limit our access to the FX Market and impair the availability of foreign investments and international credit to us, each of which could have a material adverse effect on our financial condition.
•Blue-chip swap transactions increase our exposure to fluctuations in the value of the Argentine peso, which, in turn, could have an adverse effect on our operations and the market price of our common shares.
•If we do not maintain our registration under the Knowledge Economy promotional regime our results of operations could be adversely affected.

Colombia
•Economic and political conditions in Colombia may have an adverse effect on our business, financial condition and results of operations.
•Any additional taxes resulting from changes to laws regulations or the interpretation of such laws could adversely affect our consolidated results.
•The Colombian government and the Colombian central bank exercise significant influence on the Colombian economy, which could have an impact on our business, financial condition and results of operations.

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

Risks Related to Our Business and Industry

The COVID-19 pandemic has had a significant and continuing adverse impact upon, and this or other pandemics may have a material adverse impact upon, our business, liquidity, results of operations and financial condition.

The ongoing global COVID-19 pandemic has caused and continues to cause significant loss of life and interruption to the global economy and has resulted in the curtailment of activities by businesses and consumers in much of the world as governments and others seek to limit the spread of the disease, including through business and transportation shutdowns and restrictions on people’s movement and congregation. The overall result has been a dramatic reduction in activity in the global economy, a reduction in demand for many products and services and significant adverse impacts to the financial markets.

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

In particular, we may experience reduced revenues and/or financial losses as a result of a number of operational factors, including:

•Client pricing pressure, payment term extensions and insolvency risk - As our clients face reduced demand for their products and services, reduce their business activity and face increased financial pressure on their businesses, we may face downward pressure on our pricing and gross margins if we make pricing concessions to clients. In addition, in response to the requests of some of our clients, we have granted extended payment terms. We expect that some of our clients will continue to make such requests, which may have an adverse effect on our cash flows from operations. We may also face a significantly elevated risk of client insolvency, bankruptcy or liquidity challenges which may result in a failure to be paid for services we have performed and expenses we have incurred, which could in turn result in us having to take a charge in the period in which the related receivable was written down or written off.
•Reduced client demand for services – As a result of the pandemic’s impact on our clients, we may experience reduced demand for our services. Among other things, our clients may postpone, cancel or scale back existing and potential projects with us.
•Delivery challenges – Due to the closures of many of our and our clients’ facilities, including as a result of various orders from national, state or local governments, we have faced and may continue to face, in the near term or in future pandemics, challenges in delivering services to our clients and satisfying contractually agreed upon service levels. The pandemic, particularly in India, but also in Argentina and other countries where we have near-shore or offshore delivery operations for clients, has impacted and may continue to impact our ability to deliver services to clients. Our work-from-home arrangements for many of our employees may increase our exposure to security breaches or cyberattacks. A significant worsening of the pandemic could materially impair our ability to deliver services to clients to an extent that may have a material adverse impact to our business, liquidity, results of operations and financial condition.

The COVID-19 pandemic continues to evolve. The ultimate extent to which the pandemic impacts our business, liquidity, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including the delivery and effectiveness of vaccines, future mutations of the COVID-19 virus and any resulting impact on the effectiveness of vaccines, the duration and extent of the pandemic and waves of infection, travel restrictions and social distancing, the duration and extent of business closures and business disruptions and the effectiveness of actions taken to contain, treat and prevent the disease. If we or our clients experience prolonged shutdowns or other business disruptions, our business, liquidity, results of operations, financial condition and the trading price of our common stock may be materially adversely affected, and our ability to access the capital markets may be limited. To the extent that the pandemic harms our business and results of operations, many of the other risks described in this "Risk Factors" section may be heightened.

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

The total attrition rate among our Globers was 18.7%, 13.0% and 14.6% for the years ended December 31, 2021, 2020 and 2019, respectively. If our attrition rate were to continue increasing, our operating efficiency and productivity may decrease. We compete for talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, among others, and there is a limited pool of individuals who have the skills and training needed to help us grow our company. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs.

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

We have experienced, and continue to experience, rapid growth in our headcount, operations and revenues, which has placed, and will continue to place, significant demands on our management and operational and financial infrastructure. Additionally, our decentralized staffing and the increasing number of employees that are deployed onsite at our clients or near client locations in Latin America, the United States, Europe and India have placed additional operational and structural demands on our resources.

Our future growth depends on recruiting, hiring and training technology professionals, growing our international operations, expanding our delivery capabilities, adding effective sales staff and management personnel, adding service offerings, maintaining existing clients and winning new business. Client demands, the availability of high-quality technical and operational personnel and their respective compensation rates, regulatory environments and other pertinent factors may vary significantly by region, and our experience in the markets in which we currently operate may not be applicable to other regions. As a result, we may not be able to leverage our experience to expand our delivery footprint effectively into other target markets. In addition, as we expand into new markets and expand our service offerings, we may face new risks and challenges with which we may not be familiar and which we may not be able to mitigate.

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

If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operations.

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

In addition to our time-and-materials contracts, we undertake engagements on a fixed-price basis. Revenues from our fixed-price contracts represented 16.9%, 13.1% and 16.1% of total revenues for the years ended December 31, 2021, 2020 and 2019, respectively. Our pricing in a fixed-price contract depends on our assumptions and forecasts about the costs we will incur to complete the related project, which are based on limited data and could turn out to be inaccurate.

We also rely, to a limited extent, on suppliers of goods and services. In some cases, we have contracts with such parties guaranteeing us favorable pricing terms. We cannot guarantee our ability to maintain such pricing terms beyond the date that pricing terms are fixed pursuant to a written agreement. Furthermore, should economic circumstances change, such that suppliers find it beneficial to change or attempt to renegotiate such pricing terms in their favor, we cannot assure you that we would be able to withstand an increase or achieve a favorable outcome in any such negotiation.

Any failure by us to accurately estimate the resources and time required to complete a fixed-price contract on time and on budget or any unexpected increase in the cost of our Globers assigned to the related project, office space or materials could expose us to risks associated with cost overruns and could have an adverse effect on our business, results of operations and financial condition. In addition, any unexpected changes in economic conditions that affect any of the foregoing assumptions and predictions could render contracts that would have been favorable to us when signed unfavorable, which would have an adverse effect on our results of operations.

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

We generate a significant portion of our revenues from our ten largest clients. During the years ended December 31, 2021, 2020 and 2019, our largest customer based on revenues, Walt Disney Parks and Resorts Online, accounted for 10.9%, 11.0% and 11.2% of our revenues, respectively. During the years ended December 31, 2021, 2020 and 2019, our ten largest clients accounted for 39.1%, 42.2% and 39.5% of our revenues, respectively.

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

We derive a significant portion of our revenues from clients located in the United States, Latin America and Europe. The technology services industry is particularly sensitive to the broader economic environment and tends to decline during general economic downturns. If the U.S., Latin American, or European economies weaken or slow, inflation in the markets in which we operate, or a negative or uncertain political climate develops or persists, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenues and profitability.

The United Kingdom formally left the European Union on January 31, 2020, which is commonly referred to as “Brexit,” but the United Kingdom remained in the European Union’s customs union and single market during a transition period that expired on December 31, 2020. On December 24, 2020, the United Kingdom entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was applied on a provisional basis beginning on January 1, 2021 and entered into force on May 1, 2021 following ratification by the European Union. While the economic integration does not reach the level that existed during the time the United Kingdom was a member state of the European Union, the Trade and Cooperation Agreement sets out preferential agreements in areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the United Kingdom and the European Union are expected to continue in regard to the relationship between the United Kingdom and the European Union in certain other areas which are not covered by the Trade and Cooperation Agreement. The long-term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the United Kingdom and the European Union. We face risks associated with the potential uncertainty and disruptions that may follow Brexit and the implementation and application of the Trade and Cooperation Agreement, including regulatory costs and challenges.

In 2018, the Trump administration initiated the imposition of tariffs on certain foreign products, including from China, that have resulted in and may result in future retaliatory tariffs on U.S. goods and products. While there has been a change in the U.S. presidential administration, we cannot predict whether these policies will continue, or if new policies will be enacted, or the impact, if any, that any policy changes could have on our business. In addition, the United States and other countries may implement actions, including trade actions, tariffs, export controls, and sanctions, against other countries or localities, including potentially against certain Russian government, government-related, or other entities or individuals related to actions in Ukraine, which along with any retaliatory measures could lead to disruption, instability and volatility in the global markets. In connection with the current status of international relations with Russia, particularly in light of potential escalations in conflict between Russia and Ukraine, the U.S. government has stated it is considering imposing enhanced export controls on certain products and sanctions on certain industry sectors and parties in Russia. The governments of other jurisdictions in which we operate, such as the European Union and Canada, may also implement additional sanctions or other restrictive measures. These potential sanctions and export controls, as well as any responses from Russia, could adversely affect us and/or our business partners or customers. If economic conditions worsen or new legislation is passed related to trade, fiscal or tax policies, customer demand may not materialize to levels we require to achieve our anticipated financial results, which could have a material adverse effect on our business, financial condition and results of operations.

Recently, inflation has increased in the United States and throughout the world. Inflation has an impact in the costs we incur in providing our services, which, if cannot be transferred to our prices may impact negatively our margins. To the extent such inflation continues, increases, or both, it may reduce our margins and have a material adverse effect on our results of operations.

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

As of December 31, 2021, 5.77% of our Globers are covered by collective bargaining agreements, including all Globers from our Brazilian, French and Spanish subsidiaries, as well as some Globers from our Argentinean subsidiaries. For complete details of the covered employees see "Directors, Senior Management and Employees — Employees". There can be no assurance that our non-unionized employees will not become members of a union or become covered by a collective bargaining agreement, including through an acquisition of a business whose employees are subject to such an agreement.

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

Increased focus on our environmental, social, and governance (“ESG”) responsibilities have and will likely continue to result in, additional costs and risks, and may adversely impact our reputation, employee retention, and willingness of customers and partners to do business with us.

Governmental bodies, investors, clients, consumers, communities, businesses and other stakeholders are increasingly focused on ESG practices. As we look to respond to evolving standards for identifying, measuring, complying and reporting ESG metrics, our efforts may result in a significant increase in costs and may nevertheless not meet investors or other stakeholders expectations and evolving standards or regulatory requirements, what may have an adverse impact on our financial results, reputation, our attractiveness as a service provider, or expose us to government enforcement actions or other litigation and private actions.

Our revenues are dependent on a limited number of industries, and any decrease in demand for technology services in these industries could reduce our revenues and adversely affect our results of operations.

A substantial portion of our clients are concentrated in the following industries: media and entertainment; banks, financial services and insurance; travel and hospitality; technology and telecommunications; consumer retail and manufacturing; healthcare and professional services. Such industries, in the aggregate, constituted 99.2%, 99.2% and 97.1% of our total revenues for the years ended December 31, 2021, 2020 and 2019, respectively. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase technology services or to move such services in-house.

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

We operate in a rapidly evolving industry, which makes it difficult to evaluate our future prospects, may increase the risk that we will not continue to be successful and, accordingly, increases the risk of your investment.

The technology services industry is continuously evolving. Competition, fueled by rapidly changing consumer demands and constant technological developments, renders the technology services industry one in which success and performance metrics are difficult to predict and measure. Because services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model, and its results of operations, it can be difficult to predict how many company's services, including ours, will be received in the market. While enterprises have been willing to devote significant resources to incorporate emerging technologies and related market trends into their business models, enterprises may not continue to spend any significant portion of their budgets on our services in the future. Neither our past financial performance nor the past financial performance of any other company in the technology services industry is indicative of how our company will fare financially in the future. Our future profits may vary substantially from those of other companies, and those we have achieved in the past, making investment in our company risky and speculative. If our clients' demand for our services declines, as a result of economic conditions, market factors or shifts in the technology industry, our business would suffer and our results of operations and financial condition would be adversely affected.

If we cause disruptions in our clients' businesses or provide inadequate services, our clients may have claims for substantial damages against us, which could cause us to lose clients, have a negative effect on our corporate reputation and adversely affect our results of operations.

If our Globers make errors in the course of delivering services to our clients or in the development of software solutions for our clients, or fail to consistently meet service requirements of a client, these errors, software defects or failures could disrupt the client's business, which could result in a reduction in our revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our corporate reputation and limit our ability to attract new business.

The services we provide and the software solutions we develop are often critical to our clients' businesses. Certain of our client contracts require us to comply with security obligations including maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client's system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, and adversely affect our results of operations.

Under our client contracts, our liability for breach of our obligations is, in some cases, limited pursuant to the terms of the contract. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, may not be limited under our contracts.

If client damages are not limited under the terms of our contracts and are deemed recoverable against us in amounts in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason, there could be a material adverse effect on our business, results of operations and financial condition and/or our reputation, which could, in turn, have an adverse effect in our business, result of operations and financial condition.

We may face losses or reputational damage if our software solutions contain undetected software defects.

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

Our client relationships, revenues, results of operations and financial condition may be adversely affected if we experience disruptions in our business.

Disruptions in telecommunications, system failures, Internet infrastructure, computer virus attacks or other operational disruptions caused by factors outside of our control, such as hostilities, political unrest, terrorist attacks, natural disasters, and public health emergencies could adversely impact our ability to deliver services to our clients, which could result in client dissatisfaction, harm to our reputation, and a loss of business and related reduction of our revenues. Our business continuity and disaster recovery plans may not be effective at preventing or mitigating the effects of such disruptions, and we may not be able to consistently maintain active voice and data communications between our various global operations and with our clients due to disruptions in telecommunication networks and power supply, system failures, computer virus attacks or other operational disruptions. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance and our ability to complete projects on time. Such failure to perform on client contracts could have a material adverse effect on our business, results of operations and financial condition.

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

Currently, we benefit from promotion regimes and tax benefits in Uruguay, India, Belarus and Argentina. For detailed explanations and further discussion, see "Business Overview  — Government Support and Incentives". If these tax incentives in Argentina, Uruguay, India and Belarus are changed, terminated, not extended or made unavailable, or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our financial condition and results of operations. See "Operating and Financial Review and Prospects — Operating Results — Certain Income Statement Line Items — Income Tax Expense".

The OECD announced an initiative on January 29, 2019, to create an international consensus on new rules (referred to as “BEPS 2.0”) for the framework governing international taxation, which was supported by the publication of the Pillar One and Pillar Two Blueprint Reports on October 12, 2020. On October 8, 2021, 136 countries, including Ireland, approved a statement (known as the OECD BEPS Inclusive Framework (“IF”)) providing a framework for BEPS 2.0, which builds upon the Blueprints and a prior iteration of the IF signed by 130 countries on July 1, 2021. The revised Pillar Two Blueprint includes a global minimum tax rate of 15% for groups with a global turnover in excess of €750 million, subject to certain exclusions. On December 20, 2021, the OECD published model rules on the Pillar Two global minimum tax, containing additional details that the jurisdictions of the Inclusive Framework are to implement in their local legislation. Although it is difficult to determine the degree to which these changes may impact on the business, the company is working on assessing whether those rules might affect its both the effective tax rates and tax liabilities in the future.

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

We have expanded, and may continue to expand, our operations through strategically targeted acquisitions focused on deepening our relationships with key clients, extending our technological capacities including services over platforms, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America. We completed three acquisitions in 2019, four in 2020 and five in 2021. Financing of any future acquisition could require the incurrence of indebtedness, the issuance of equity or a combination of both. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or legal liabilities and amortization of acquired intangible assets. In addition, any client satisfaction or performance problems within an acquired business could have a material adverse impact on our company's corporate reputation and brand. We cannot assure you that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

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

On February 6, 2020, Globant, LLC, our U.S. subsidiary (the "Borrower"), entered into a Second Amended and Restated Credit Agreement (as amended on October 1, 2021, the “Second A&R Credit Agreement”), by and among certain financial institutions listed therein, as lenders, and HSBC Bank USA, National Association, as administrative agent, issuing bank and swingline lender. Under the Second A&R Credit Agreement, the Borrower may borrow (i) up to $100 million in up to four borrowings on or prior to April 1, 2022 under a delayed-draw term loan facility and (ii) up to $250 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million. The maturity date of each of the facilities is February 5, 2025.

Pursuant to the terms of the Second A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to either (i) LIBOR plus 1.50%, or (ii) LIBOR plus 1.75%, determined based on the Borrower’s Maximum Total Leverage Ratio (as defined in the Second A&R Credit Agreement). The Borrower’s obligations under the Second A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The Second A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders. As of December 31, 2021, no amounts were outstanding under the Second A&R Credit Agreement.

Indebtedness under our credit facilities bear interest based on LIBOR, which has been subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences.

On March 5, 2021, the U.K. Financial Conduct Authority (“FCA”) announced that 35 LIBOR settings will cease to exist or will no longer be representative as from 2022. LIBOR cannot be used in new derivative contracts and credit agreements, and will continue to exist, to a lesser extent, for existing contracts bearing interest based on LIBOR.

FCA’s announcement sets forth a series of definitive resolutions regarding LIBOR rate transition and confirms that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and immediately after June 30, 2023, in the case of U.S. dollar settings.

Those who have not switched their contracts will be relying on the temporary versions of LIBOR, which will be based on a set formula, and their fallbacks, which track the difference between the new risk-free rates and LIBOR.

The FCA has not decided whether it will continue with synthetic versions of U.S. dollar LIBOR after June 2023, and will make a decision towards the end of next year.

Our current credit facilities or instruments already provide for alternative interest rates to replace LIBOR. As of the date of this annual report we cannot reasonably estimate the expected impact on our business of these new interest rates.

The transition away from and discontinuation of LIBOR and other interest rate benchmarks, uncertainty as to the availability and/or suitability of alternative reference rates, and differences between LIBOR and other interest rate benchmarks and alternative reference rates may affect financial markets and market participants, including us. In response, we have taken, and are continuing to take, necessary steps to proactively address the transition, including monitoring external developments, negotiating successor reference rates with relevant counterparties, planning for the circumstances where the transition results in a mismatch with the fallback reference rates used, and evaluating the potential impact on our financial results and condition. However, we remain subject to the risks that our actions to address the transition may be delayed or may not be successful, which could adversely affect our financial condition and the results of our business.

Risks Related to Operating in Latin America.

Our two largest delivery centers are based in Colombia and Argentina, and we have subsidiaries in other countries of Latin America, such as Uruguay, Chile, Peru, Mexico, Brazil, Ecuador and Costa Rica. There are significant risks to operating in those countries that should be carefully considered before making an investment decision.

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

Some of the countries in which we operate in Latin America have experienced, or are currently experiencing, high rates of inflation. Although, other than Argentina, inflation rates have been relatively low in the recent past, that trend may not continue. Measures taken by governments of Latin American countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and impeding economic growth. Measures to combat inflation and public speculation about possible additional actions have also contributed significantly to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our clients, which could adversely affect our operating margins and operating income.

Our business, results of operations, financial condition, costs and operating margins may be adversely affected by fluctuations in currency exchange rates.

We conduct a substantial portion of our operations outside the United States, and our businesses may be impacted by significant fluctuations in foreign currency exchange rates. Our consolidated financial statements and those of most of our subsidiaries are prepared in U.S. dollars as their functional currency, whereas some of our subsidiaries' operations are performed in local currencies. Therefore, the resulting exchange differences arising from the translation to our presentation currency are recognized as finance gain or expense, or as a separate component of equity depending on the functional currency for each subsidiary. Fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and could have a material adverse effect on our results of operations and financial condition.

In addition, our results of operations, financial condition, costs and operating margins are particularly sensitive to changes in the Argentine peso, Uruguayan peso, Mexican peso and Colombian peso/U.S. dollar exchange rates because a significant part of our operations are conducted in these countries where our costs are incurred in local currency, while the substantial portion of our revenues generated outside of these countries are in U.S. dollars. Consequently, appreciation of the U.S. dollar relative to the Argentine peso, Uruguayan peso, Mexican peso and Colombian peso, to the extent not offset by inflation in these countries, could result in favorable variations in our operating margins and, conversely, depreciation of the U.S. dollar relative to the Argentine peso, Uruguayan peso, Mexican peso and Colombian peso could impact our operating margins negatively.

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

Our business is dependent to a certain extent on maintaining our labor and other costs competitive with those of companies located in other regions around the world from which technology and IT services may be purchased by clients in the United States and Europe. We periodically evaluate the need for hedging strategies, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the years ended December 31, 2021, 2020 and 2019 our Argentine, Colombian, Chilean, Indian, Uruguayan, Peruvian, Brazilian, Mexican, European Community Countries and United Kingdom operating subsidiaries entered into foreign exchange contracts for the purpose of hedging the risk of exposure to fluctuations in the Argentine peso, Colombian peso, Chilean peso, Indian rupee, Uruguayan peso, Peruvian sol, Brazilian real, Mexican peso, European Community Countries Euro and United Kingdom pounds sterling against the U.S. dollar. If we do not hedge such exposure or we do not do so effectively, an appreciation of the Argentine peso, Colombian peso, Chilean peso, Indian rupee or the Uruguayan peso against the U.S. dollar may raise our costs, which could adversely impact our margins and increase the prices of our services for our customers, which, in turn, could adversely affect our business, financial condition and results of operations.

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

Argentina

Argentina continues to face considerable economic uncertainty.

Historically, inflation and strong fluctuations in currency exchange rates have materially undermined the Argentine economy and the Argentine government's ability to create conditions that would permit stable growth. The Argentine economy is also highly reliant on exports of commodities, such as soy, and, therefore, it is more vulnerable to fluctuations in the prices of commodities.

According to the National Institute of Statistics and Census (“INDEC”), the customer price index ("CPI") was 53.8% in 2019, 36.1% in 2020 and 50.9% in 2021. Since June 2018, the Practice Task Force of the Center for Quality, which monitors “highly inflationary countries”, categorized Argentina as a hyperinflationary country. As of December 31, 2021 and 2020, the three-year trailing cumulative CPI increase was 189% and 204%, respectively. High inflation may also undermine Argentina's foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operation. In particular, the costs we incur in providing our services, which impact our margins, are influenced by wage inflation in Argentina.

During 2019, the Argentine government adopted measures intended to control inflation. Those measures contributed to a deep recession in which GDP decreased 2.02% that same year. In 2020, macroeconomic conditions worsened as a result of the COVID-19 pandemic. The Argentine government has been financing all economic assistance related to the COVID-19 pandemic through a significant issuance of currency, which has led to inflation, increased demand for U.S. dollars and the devaluation of the Argentine peso. According to the INDEC, the GDP declined by 9.9% in 2020 (one of the most significant declines of the GDP in Argentine history). Further, economic activity declined by 2.2% in 2020 and increased 10.7% as of November 2021. These conditions contributed to an increase in poverty, which, according to INDEC, as of June 30, 2021 affected more than 40.9% of the population.

In an effort to contain the escalation of the currency exchange rate, the Argentine Central Bank has been selling its reserves of U.S. dollars, which has resulted in a decrease in the Argentine Central Bank's international reserves from $65.7 billion as of December 31, 2018 to $39.6 billion as of January 5, 2022. Despite these efforts, the Argentine peso continued to depreciate against the U.S. dollar by 59.02% in 2019, 40.49% in 2020 and 22,11% in 2021, based on the official exchange rates published by the Argentine Central Bank. In order to control the increasing depreciation of the Argentine peso and the reduction in the Argentine Central Bank's reserves the Argentine government instated rigid restrictions and foreign exchange controls in September 2019, which, among other things, significantly curtailed access to the official foreign exchange market (the "FX Market") (see "Information of the Company - Business Overview — Regulatory Overview — Foreign Exchange Controls — Argentina"). As a consequence of these restrictions, an unofficial U.S. dollar trading market developed where the Argentine peso/U.S. dollar exchange rate is significantly higher than the official rate in the FX Market.

Historically, the Argentine government and provinces have defaulted on debt payments, which has limited their access, as well as that of private companies, to the international financial markets, and it has substantially increased their respective financing costs.

In June 2018, the International Monetary Fund ("IMF") approved a financial support plan for Argentina in the form of a stand-by arrangement for $50 billion, which was increased to $57.1 billion in September 2018. As of the date of this annual report, the IMF disbursed an aggregate of $44.70 billion under the stand-by arrangement. The Argentine government is currently negotiating an extension with the IMF for repayments under the stand-by arrangement that mature in 2022. On January 28, 2022, the IMF staff and the Argentine government reached an understanding on key policies as part of the IMF support program; however, a final agreement will be subject to approval by the IMF's executive board and by the Argentine Congress, both of which approvals are pending as of the date of this report.

According to a report issued by the Secretary of Finance of Argentina, in December 2019, Argentina’s foreign debt amounted to $323.1 billion, which represented 89.5% of Argentina’s GDP. Under the terms of the Argentine government’s then-existing debt instruments, approximately $69.7 billion of sovereign debt in foreign currency and Argentine pesos had matured in 2020. After several attempts, on August 28, 2020, the Argentine government restructured 99.01% of the aggregate principal amount of all series of approximately $64.8 billion eligible bonds.

As a consequence of the foregoing, on March 20, 2020, the country risk index published by J.P. Morgan reached a peak of 4,269 basis points since the successful restructuring of the Argentine international sovereign bonds in August 2020.

If the Argentine government continues its intervention in the economy, does not restructure its outstanding debt with the IMF and continues to fail to urgently address the necessary measures to improve the macroeconomic condition of the country and reduce the fiscal deficit and inflation, the current economic conditions in Argentina may worsen, which could have an adverse effect on our financial condition, results and costs of operations.

The Argentine government, our Globers, and certain labor organizations may take actions that cause us to increase the amount of compensation we pay to our Globers, which could increase our operating costs and adversely affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. For example, the Argentine government has required companies to double severance payments, prohibited companies from terminating employees without cause or based on a reduced utilization, and imposed mandatory salary increases and extraordinary bonus. In addition, Argentine employers, both in the public and private sectors, have experienced significant pressure, enhanced by high levels of inflation and intense competition for talent in the technology industry, from their employees and labor organizations to increase wages and provide additional employee benefits.

The foregoing factors may cause us to increase the amount of the compensation we pay to our Globers in Argentina, which could increase our operating costs and adversely affect our results of operations.
Argentine exchange controls and restrictions limit our access to the FX Market and impair the availability of foreign investments and international credit to us, each of which could have a material adverse effect on our financial condition.

The Argentine government has imposed rigid exchange controls and transfer restrictions, substantially limiting the ability of entities to obtain foreign currency and make certain payments and distributions out of Argentina. For example, the Argentine government requires receivables for export services to be repatriated and converted into Argentine pesos through the FX Market. In addition, the Argentine government restricted the payment of dividends and distribution of earnings from Argentine entities. For more information, see “Information on the Company — Business Overview — Regulatory Overview — Foreign Exchange Controls — Argentina”. Although access to foreign currency and transfers out of Argentina can be achieved through capital markets transactions called blue-chip swaps, subject to certain restrictions, such transactions are significantly more expensive than foreign exchange through the FX Market.

These measures, and those that may be adopted by the Argentine government in the future, could have a material adverse effect on our financial condition.

Blue-chip swap transactions increase our exposure to fluctuations in the value of the Argentine peso, which, in turn, could have an adverse effect on our operations and the market price of our common shares.

During the years ended December 31, 2021, 2020 and 2019, our Argentine subsidiaries used cash received from repayments of intercompany loans and capital contributions to acquire Argentine sovereign bonds, in the U.S. market denominated in U.S. dollars.

After acquiring these bonds and after holding them for a certain period of time, our Argentine subsidiaries sold those bonds in the Argentine market. The fair values of the bonds in the Argentine market (in Argentine pesos) during the years ended December 31, 2021, 2020 and 2019 were higher than their quoted prices in the U.S. market (in U.S dollars) converted at the official exchange rate prevailing in Argentina (which is the rate used to convert these transactions in foreign currency into our Argentine subsidiaries' functional currency). We recognized a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina where such bonds are sold in the Argentine market.

If we decide to engage in blue-chip swap transactions in the future, we cannot assure you that the quoted price of the Argentine sovereign bonds in Argentine pesos in the Argentine markets will be higher than the quoted price in the U.S. debt markets in U.S. dollars converted at the official exchange rate prevailing in Argentina or that the Argentine government will not make any legislative, judicial, or administrative changes or interpretations, any of which could impair our Argentine subsidiaries to pursue such transactions, and have a material adverse effect on our business, results of operations and financial condition.

If we do not maintain our registration under the Knowledge Economy promotional regime our results of operations could be adversely affected.

In May 2019, the Argentine Congress enacted Law No. 27,506 ("Ley de Economía del Conocimiento"), as amended by Law No. 27,570 (the "Knowledge Economy Law"). The Knowledge Economy Law was intended to promote digital, information and communication technologies and the highly-skilled human capital that creates and advances those technologies. The Knowledge Economy Law took effect as from January 1, 2020 for the legal entities eligible under the Software Promotion Law No. 25,922 (the “Software Promotion Law”), and for other eligible entities since the publication of the Knowledge Economy Law, and will be effective until December 31, 2029. In order to receive the tax benefits beneficiaries must obtain proper registration before the Registry of Beneficiaries of the Knowledge Based Economy Promotional Regime. If the applicable conditions are met, an entity’s registration under the new regime is applied retroactively from January 1, 2020. Duties on export services are taxed at a 0% tax rate when such services are exported by entities registered under the Registry of Beneficiaries of the Knowledge Based Economy Promotional Regime. Additionally, this tax benefit applies to services exported by beneficiaries of the regime since their registration in the relevant registry. However, for those entities that were registered under the Software Promotion Law, the registration under the Knowledge Economy Law is granted as from January 1, 2020 and the 0% tax rate is applicable for services exported from the date in which Decree 1034/2020 entered into force (December 22, 2020).

Beneficiaries must prove, every two years, that they meet certain requirements to maintain their registration. Thus, if for any reason we do not maintain our registration under the Knowledge Based Economy Promotional Regime our results might be adversely affected.
Colombia

Economic and political conditions in Colombia may have an adverse effect on our business, financial condition and results of operations.

Colombia has a history of economic instability and crises (such as inflation or recession). While there is current political stability, laws and regulations are subject to change in the future and could adversely affect our business, financial condition and results of operations. In particular, fluctuations in the Colombian economy and actions adopted by the government of Colombia have had and may continue to have a significant impact on companies operating in Colombia. Specifically, we may be affected by inflation, foreign currency fluctuations, regulatory policies, business and tax regulations and, in general, by the political, social and economic scenarios in Colombia and in other countries that may directly or indirectly affect, among other, our ability to export from Colombia. Presidential 2022 elections in Colombia may impact regular proceedings with regulators, which may affect, among other, timings in required certifications, permits and even quota allocations.

Colombia’s fiscal deficit and increasing public debt could adversely affect the Colombian economy. According to a preliminary estimation of the Ministry of Finance, Colombia’s fiscal deficit was 7.1% of its GDP in 2021, 8.9% of its GDP in 2020 and 2.4% of its GDP in 2019. The Colombian government frequently intervenes in Colombia’s economy and, from time to time, makes significant changes in monetary, fiscal and regulatory policy. A downgrade of Colombia’s credit rating could adversely affect the Colombian economy and our results of operations. If the condition of the Colombian economy were to deteriorate, we would likely be adversely affected.

We may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies will be adopted by the Colombian government and whether those policies would adversely affect the Colombian economy and, consequently, us.

Any additional taxes resulting from changes to tax laws or the interpretation of such laws could adversely affect our consolidated results.

Colombia underwent several tax reforms during the last ten years (see, "B - Business Overview- Regulatory Overview - Colombian Taxation"). On September 14, 2021, the Colombian Congress enacted Law No. 2,155, which is intended to generate tax revenue to cover COVID-19-related expenditures. Although the income tax withholding rates and general regime for payments made to foreign entities were not modified, the general corporate income tax rate was increased to 35%.

Changes in the tax laws that impose additional taxes on us in Colombia could negatively affect our results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way that we do, which could result in future tax litigation and associated costs.

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

Although the Colombian government has not imposed foreign exchange restrictions since 1990, Colombia’s foreign currency markets are highly regulated. Colombian law permits the Colombian central bank to impose foreign exchange controls to regulate the remittance of dividends and/or foreign investments in the event that the foreign currency reserves of the Colombian central bank fall below a level equal to the value of three months of imports of goods and services into Colombia. An intervention that precludes us from possessing, utilizing or remitting dollars could adversely impact our financial condition and results of operations.

During 2021, the Colombian peso declined approximately 16% against the U.S. dollar, almost 11 percentage points more than during 2020. The Colombian government may seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. dollar and fostering domestic price stability. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy and may adopt policies that are inconsistent with those of the prior government or that negatively affect us.

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

As of February 11, 2022, our directors and executive officers, entities affiliated with them and greater than 5% shareholders, beneficially own an aggregate of approximately 22.44% of our outstanding common shares, of which 0.59% represents common shares subject to options that currently are exercisable or will be exercisable within 60 days of February 11,

2022 as well as common shares issuable upon settlement of restricted stock units that have vested or will vest within 60 days of February 11, 2022. As a result, these shareholders may exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, and may have significant influence over our management and policies. This concentration of influence could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders. For example, our officers, directors and principal shareholders could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our common shares because investors often perceive disadvantages in owning shares in companies with principal shareholders.

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure, and other requirements applicable to public companies in the United States.

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure; these include but are not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new SEC regulations and New York Stock Exchange ("NYSE") listing guidelines that result out of the NYSE listing. These laws, regulations and guidelines may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, our efforts to comply with certain sections of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") and the related regulations regarding required assessment of internal controls over financial reporting and our independent registered public accounting firm audit of that assessment requires the commitment of significant financial and managerial resources. Testing and maintaining internal controls can divert our management's attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

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

As a public company, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404, which requires management assessments and certifications of the effectiveness of our internal control over financial reporting. Although we have concluded that our internal control over financial reporting is effective as of December 31, 2021 (see Item15. Controls and Procedures for additional information), we, or our independent registered public accounting firm, may identify existing or new material weaknesses in the future and, accordingly, may not be able to conclude that our internal control over financial reporting is effective in future periods as required by Section 404. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing, cost or management attention that would be required with respect to remediation actions and testing or their effect on our operations.

If we are unable to conclude that we have effective internal control over financial reporting, our independent registered public accounting firm is unable to provide us with an unqualified report as required by Section 404, or we are required to restate our financial statements for errors resulting from material weaknesses in our internal controls over financial reporting, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were founded in 2003 by Martín Migoya, our Chairman and Chief Executive Officer; Guibert Englebienne, our President of Globant X, Globant Ventures and Latin America; Martín Umaran, our Chief Corporate Development Officer and President of EMEA; and Nestor Nocetti, our Executive Vice President of Corporate Affairs. Our founders' vision was to create a global company that succeeds by transforming organizations and providing opportunities for talent around the world to make a positive global impact.

Since we were founded in 2003, we have benefited from strong organic growth and have built a roster of world-class clients, many of which are at the forefront of emerging technologies. Over that same period, we have expanded our network of locations, and we are now present in 18 different countries. In addition, we have garnered several awards and recognition from organizations such as Endeavor, the IDC MarketScape, Global Services, the International Association of Outsourcing Professionals, and Fast Company, and we have been the subject of business-school case studies on entrepreneurship at the Massachusetts Institute of Technology, Harvard University and Stanford University in conjunction with the World Economic Forum.

In 2009, we created our Studio Model. Our Studios have deep pockets of expertise across industries and in the latest technologies and trends. We believe our Studio model helps us foster creativity and innovation while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies. Our Studios leverage specific expertise to deliver tailored solutions to address our clients' technological challenges. Our Digital Studios have been our trademark for delivering quality services over the years, and we have added new Studios to better serve our ever-evolving industry and assist our customers in transforming their organizations.

In July 2014, we closed the initial public offering of our common shares in the United States. Since then, we have closed five follow-on offerings in the United States, with the most recent offering occurring in May 2021.

While our growth has primarily been organic, we have made complementary acquisitions since 2008. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers worldwide. In recent years, we acquired PointSource and Small Footprint Inc, with the purpose of expanding our capabilities in the United States, while opening our expansion into Eastern Europe with operations in Belarus and Romania. Also, with the acquisition of Avanxo (Bermuda) Limited ("Avanxo") and Belatrix Global Corporation S.A. ("Belatrix"), we extended our technology capabilities and also expand our presence in Brazil, Mexico, Colombia, Peru, Argentina, Spain and the United States. In 2020, we acquired Grupo Assa Worldwide S.A. ("Grupo Assa") to reinforce leadership in digital and cognitive transformation, and Spain-based BlueCap Management Consulting S.L. ("BlueCap"), to expand our footprint in the EMEA region and strengthen consulting services in the financial and investment sector.

In 2021, we acquired Cloudshift, a leading Salesforce partner in the UK that specializes in multi-cloud digital transformation. Also, we acquired Hybrido Worldwide, S.L. ("Habitant") to reinforce our capabilities in digital marketing, MadTech and digital sales, and enhance our footprint in Europe. We also acquired an 80% stake in Walmeric Soluciones S.L. ("Walmeric"), a company that specializes in marketing automation technology, combining lead management, online marketing and sales enablement. The Walmeric transaction represents our first product-oriented acquisition and is expected to strengthen our capabilities with respect to digital marketing and digital sales. To expand and further improve our blockchain and crypto-related solutions, we acquired Atix Labs S.R.L. and Atix Labs LLC ("Atix"), a professional services company that specializes in blockchain. Most recently, we acquired Navint Partners, LLC and certain of its affiliated entities (collectively "Navint Group"), a leading lead-to-revenue Salesforce partner to strengthen our Salesforce Studio's end-to-end business transformation capabilities and expand our service footprint in the United States, Europe, Middle East and Africa ("EMEA"), and India. For a further description of important corporate developments since January 1, 2020, see “Financial Statements —Note 26. Business Combinations.”

In 2019, we launched Be Kind, our long-term sustainability framework. Be Kind is an essential part of our culture in which we encourage everyone to be kind to themselves, their peers, the planet and humanity.

In 2020, we launched Augmented Coding, our cutting-edge AI powered tool for software development. It is a product that accelerates the software development process and improves the coding experience for developers by using AI as a code-understanding and code-suggestion source. As a result, the time-to-market for new products is shortened, improving team collaboration, performance and capacity.

We were recognized as a 2020 Worldwide Leader in CX Improvement by IDC MarketSpace. This recognition highlights our efforts to deliver a better experience for clients around the world.

In 2021, we established Globant X, an incubator focused on nurturing and cultivating our homegrown innovation. Globant X aims to productize our most transformative technology into platforms.

In November 2021, we expanded our signature Studio model with the launch of our Reinvention Studios. This new breed of studios lean on the technological expertise of our Digital Studios to drive transformation in specific industries, including gaming, media and entertainment, life sciences, finance, travel and hospitality and airlines.

In 2021, in connection with our Be Kind to the Planet commitment, we became carbon neutral and signed the Science-Based Targets commitment to reinforce our mission to fight climate change. Our efforts to become a net-zero company are aligned with our commitment to make the world a better place.

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

B. Business Overview

Overview

Established less than 20 years ago by four friends in Argentina, we have evolved to become a leading global technology service provider. Today, we are a publicly-traded company, with our common shares listed on the NYSE under the ticker symbol "GLOB". We continue to maintain the entrepreneurial spirit of our founders throughout our business.

We were one of the first companies to deliver engineering, innovation and design at scale, and we believe that professional services organizations must evolve with technological advances. We have had success facilitating digital transformations while many traditional IT outsourcing vendors and consulting companies have and continue to struggle.

Our clients are facing an accelerated need to bridge their digital business gaps to better support their customers and employees. We leverage our cross-industry expertise and deep understanding of technology to focus on key areas of our clients' businesses to facilitate their digital transformations.

We strive to make the world a better place and, in furtherance of that objective, we focus on three key areas: our Be Kind initiative, our talent and culture, and our services. We believe our focus on these areas has contributed to our success and our clients’ success.

We take pride in our people, and consider them to be our greatest strength. We are committed to growing our community with an emphasis on diversity and inclusion. We have development centers in North America, Latin America, Europe and Asia, where we have established initiatives to promote and assist individuals who wish to join the IT industry. As of December 31, 2021, we had 23,526 Globers across 18 countries.

Our principal operating subsidiaries are located in Argentina, Chile, Colombia, India, Mexico, Peru, Spain, United Kingdom, United States and Uruguay.

For the year ended December 31, 2021, 64.1% of our revenues were generated by clients in North America, 22.6% in Latin America and Others, 11.7% in Europe and 1.6% in Asia.

Our clients include leading global companies such as Walt Disney Parks and Resorts Online, which was among our top ten clients in the year ended December 31, 2021. Additionally, for the year ended December 31, 2021, 91.9% of our revenues came from existing clients who used our services in the prior year. We believe our success in building our client base in one of the most sophisticated and competitive markets for IT services demonstrates the strength of our value proposition, the quality of our execution and the value of our culture of innovation and entrepreneurial spirit.

The market opportunity

We are witnessing a transcendental time for technology. Significant technological advancements and societal shifts occurred during the past decade that have impacted businesses. As a result, organizations have a significant opportunity to expand into new areas of the market.

COVID-19 has caused radical changes throughout the world, many of which we believe are here to stay. These changes are pushing organizations to evolve and accelerate their digital transformations. Customer engagement has been one of the top strategic business objectives for organizations worldwide, and the need to evolve rapidly has never been more critical.

According to IDC, digital transformation spending will represent 55% of all technology investment worldwide by 2024, reaching $6.3 trillion between 2022 and 2024. Over 50% of global companies will have an enterprise-wide digital transformation strategy.

•Around 80% of consumers will see the world as all digital, with no divide, according to Forrester's predictions for 2022.
•By 2024, digital-first enterprises will enable empathetic customer experiences and resilient operating models by shifting 70% of all tech and services spending to as-a- service and outcomes-centric models, according to IDC.
•By 2026, enterprises that successfully generate digital innovation will derive over 25% of their revenue from digital products, services, and/or experiences, according to IDC.
•By 2026, 85% of enterprises will combine human expertise with artificial intelligence ("AI"), machine learning ("ML"), natural language processing and pattern recognition to augment foresight across the organization, making workers 25% more productive and effective, according to IDC

Business and Tech trends

The pace of change in the technology field has increased exponentially. It has never been more important for businesses to adjust to shifting priorities and demands from their customers and employees. An intense focus on customer-centricity, while leveraging new and emerging technologies to create exceptional experiences, will set businesses apart from their competitors.

•Business models will be amended to focus on strategic alliances across industries and establish a new paradigm for customer relationships. Organizations must take proactive steps to identify new business opportunities and detect places for optimization and efficiencies to continuously drive growth. As industry boundaries begin to fade, the need for collaboration and innovative business alliances will continue to emerge. Increasing joint efforts across industries will amend business models in 2022. New business models are expected to include phygital (a combination of physical and digital) retail experiences and phygital marketing, creating new relationships with their customers and delivering a unique value proposition that combines the physical and digital worlds.

•Adaptability, flexibility and sustainability are key drivers to maintaining a high-performing workplace. In 2022, we expect companies to implement new talent attraction and retention strategies whereby companies will invest in digitizing employee experiences while transforming the relationship between employers and employees. We also believe that sustainability initiatives will enhance an organization's ability to develop and execute strategies that promote cultural and economic change. Businesses can utilize technology to create sustainable purposes and goals, making them part of the climate solution while attracting like-minded employees. Developing a well-established technological infrastructure will enable organizations to offer the necessary elements to drive productivity and collaboration within a hybrid workforce model. Data and AI will be critical in the creation of engaging workplace experiences.

•The metaverse will create new spaces for companies to extend their presence, offering, and creativity, maximizing engagement with clients and employees. Organizations will need to adapt and modify their business models as they consider the impact the metaverse could have on commerce, market trends, client and employee relationships, and how the metaverse can provide them with a competitive edge.

•Remaining human-centric amidst technological advances in AI and ML will be critical. Artificial intelligence (AI) and machine learning (ML) are helping organizations create more personalized experiences, focusing on tailor-made offers and opportunities. At the same time, AI and ML are aiding in automating processes to increase efficiency, optimize data collection, and simplify decision-making. Maintaining a customer-centric approach to these technological enhancements will be imperative, bringing people and technology together.

•Blockchain and decentralization will drive change. As applications and platforms become decentralized, organizations will start to transform their respective business models to create strategic alliances and collaborative technologies, such as blockchain, that will enable cross-industry connections, establishing a fully integrated interconnection and functionality for their users through the use of APIs.

Strategy

We seek to maintain our status as a leading digital transformation services provider that leverages the latest technologies and methodologies to help organizations respond to the changing demands of their customers and employees. The key elements of our strategy for achieving this objective are, described below:

Grow revenue with existing and new clients

We will continue to focus on delivering innovative and high value-added solutions that drive revenues for our clients, thereby deepening our relationships and leading to additional revenue opportunities with them. We will continue to target new clients by leveraging our engineering, design and innovation capabilities and our deep understanding of emerging technologies and industries. We will focus on building our brand in order to further penetrate our existing and target markets where there is a strong demand for our knowledge and services.

Remain at the forefront of emerging technologies and digital transformation

We believe our Studios have been highly effective in enabling us to deliver innovative software solutions that leverage our deep domain expertise across industries, in emerging technologies and related market trends. As new technologies emerge and as market trends change, we will continue to add Studios to remain at the forefront of innovation and digital transformation, which will enable us to enter new markets and capture additional business opportunities.

Development of products and platforms

We will continue to focus on expanding our product and platform offerings to complement our service offerings. We established Globant X, an incubator dedicated to nurturing our homegrown innovation. We expect Globant X to help productize transformative technology into platforms and create new revenue models.

Attract, train and retain top-quality talent

We place a high priority on recruiting, training, and retaining employees, which we believe is integral to our continued ability to meet the challenges of the most complex software development assignments. In doing so, we seek to decentralize our delivery centers by opening centers in locations that may not have developed IT services markets but can provide professionals with the caliber of technical training and experience that we seek. In doing so, we offer highly attractive career opportunities to individuals who might otherwise have had to relocate to larger IT markets. We will continue to develop our scalable human capital platform by implementing resource planning and staffing systems and by attracting, training and developing high-quality professionals, strengthen our relationships with leading universities in different countries, and help universities better prepare graduates for work in our industry. We have agreements to teach, provide internships, and interact on various initiatives with several universities throughout the world.

Selectively pursue strategic acquisitions

In building on our track record of successfully acquiring and integrating complementary companies, we will continue to selectively pursue strategic acquisition opportunities that deepen our relationships with key clients, extend our technology capabilities, broaden our service offerings and expand the geographic footprint of our delivery centers in order to enhance our ability to serve our clients.

Competitive Strengths

We believe the following strengths differentiate Globant and create the foundation for continued rapid growth in revenues and profitability:

Deep domain expertise across industries, in emerging technologies and related market trends

We have deep domain expertise across industries, in emerging technologies and related market trends. We organize our areas of expertise in Studios, which we believe provide us with a strong competitive advantage and allow us to leverage prior experiences to deliver superior solutions to clients.

Long-term relationships with blue chip clients

We have built a roster of blue chip clients such as Google, Electronic Arts, Southwest Airlines Co. and Walt Disney Parks and Resorts Online, many of which themselves are at the forefront of emerging technologies. In particular, we have been working with Disney and Electronic Arts for more than ten years. We believe that our success in developing these client relationships reflects the innovative and high value-added services that we provide along with our ability to positively impact our clients' business. Our relationships with these enterprises provide us with an opportunity to access large IT, research and development and marketing budgets. These relationships have driven our growth and have enabled us to engage with new clients.

Global delivery with access to deep talent pool

A key element of our strategy is to expand our delivery footprint, including increasing the number of employees that work onsite at our clients or near client locations. In particular, we intend to focus our recruitment efforts on the United States. We will continue to focus on expanding our global delivery footprint to gain access to additional pools of talent to effectively meet the demands of our clients.

Highly experienced management team

Our management team is comprised of seasoned industry professionals with global experience. Our management sets the vision and strategic direction for Globant and drives our growth and entrepreneurial culture. On average, the members of our senior management team have 20 years of experience in the technology industry giving them a comprehensive understanding of the industry as well as insight into the industries in which our clients operate, emerging technologies and opportunities for strategic expansion.

Our services

Companies are facing an accelerated need to adapt their business models, multiply their impact and enable a path for future success. We believe that organizations with the ability to adapt and respond to changing demands from customers and employees will survive and thrive.

We help our clients re-examine their core business models and effectuate changes in to enable sustainable success.

We deliver our services through our Studio model, Globant X, and our global autonomous culture, each of which is further described below.

1. Our Studios:

We believe that our Studio model is an effective way of organizing our company into smaller operating units, fostering creativity and innovation while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies and industries. Our Studios have deep pockets of expertise across industries and in the latest technologies and trends. We utilize our Studio model to deliver tailored solutions focused on specific challenges and improving the connection between organizations and their customers and employees.

Our Reinvention Studios were designed to focus on specific industries in order to assist our customers reconfigure their businesses, operations and technology to respond to demands from customers and employees.

Our Digital Studios focus on developing business models and technical capabilities in the latest technologies and trends to help our customers with their digital transformation, digitizing processes, experiences, and their relationships with their stakeholders, among others.

Our Reinvention Studios:

Airlines: Enhancing passengers experience through digital innovation

Recognizing the highly competitive and regulated nature of the airline industry, we leverage our cross-industry expertise to drive digital transformation by positioning the passenger experience at the forefront of strategic initiatives

The portfolio of services we provide through this Studio includes:

•eCommerce: We provide strategic consulting to our clients intended to mitigate complexities in their businesses and embrace an order-centric approach. Leveraging the power of data, we help our clients build customized, unique experiences for their passengers, enabling them to handle trips, products, and services in a seamless manner.

•New Distribution Capabilities (NDC): We provide public application programming interface ("API") consulting that leverages our extensive experience in NDC and OpenTravel industry standards across different versions and implementation strategies as an alternative to classic indirect channel solutions. NDC Strategy allows airlines independence from global distribution systems for distributions, enabling better and more specific ancillary offerings and improved fulfillment capabilities.

•Augmented Revenue Management: Leveraging ML and advanced visualization, we provide analysts with a better understanding of trends in the marketplace, enabling the automation of the simpler and more mechanical decisions, while allowing them to work on more complex decisions.

•Hyper Connected Operations: AI enables faster decision making and better communication with the crew and ground personnel. It allows rapid and effective irregular operations management and real time optimization by detecting patterns and proactively simulating “what if scenarios.” An integrated customer database with a crew system enables a better customer relationship management of FFP with a higher level of personalization, as well as better visibility of customer needs and situations during a disruption.

•Conversational User Experience: We leverage Machine Learning Techniques and AI to increase the ability of the passenger to interact in a human-like way with IVRs and contact centers, which enables a better experience for complex customer needs.

Bluecap future finance: driving innovation in financial institutions

This Studio leverages our in-depth expertise in the financial sector to deliver customized transformational programs tailored to our client’s needs, which boost new business models and strategies, while enhancing the experience of customers.

The portfolio of services we provide through this Studio includes:

•Digital Lending - We empower financial institutions to adopt the most innovative digital lending practices and enhance the experience for banks, specialized lenders and consumers.

•Commercial Effectiveness -The way in which financial institutions have offered their services to customers has completely changed. Customer expectations are at an all-time high, competition is increasing, and margins are under constant pressure. We help financial institutions reinvent their commercial strategy, transforming their distribution model, customer value propositions, branch-network productivity and incentive schemes to gain efficiency and effectiveness in all customer interactions.

•Finance, Sustainability & Regulation Analytics - To optimize their results, financial institutions must efficiently deploy their resources and capital. Optimization requires an accurate cost-benefit analysis of financial and non-financial risks, such as transitions risks and physical risks. Based on our expert knowledge in finance and regulation, and the use of advanced data and AI capabilities, we are enabling financial and capital management to adapt to new challenges.

•Transformation and Post-Merger Integration - The banking industry is going through continuous consolidation cycles, driven by the need to increase efficiency. We help financial institutions design their target operating models and provide functional support and Smart PMO during the integration process.

•Payment Solutions & Open Banking - We assist financial institutions with their payment solutions to evaluate and reshape their existing capabilities, fraud and acceptance models, processes and customer journeys, among others. These solutions are driven by our deep knowledge of advanced analytics and awareness of new open banking trends and their impact on the entry of new competitors.

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
•Telemedicine & medical devices - With our experience in complex media and communications solutions, we help companies bridge the gap between the dynamics of diagnosis and inter-patient communications. Our practice focuses on combining the best digital tools with an empathic, patient-centric approach.
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

Media and Entertainment: Reach and engage new audiences

Our Media and Entertainment Studio designs, builds and launches premium video experiences across every mobile device, OTT box, smart TV, and game console for our media clients.

The portfolio of services we provide through this Studio includes:

•Broadcasting: We help radio and media operators to optimize their existing broadcast platform by combining cloud-based platforms and everything-as-a-service (XaaS) models.
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

Travel and Hospitality: Building experiences that create long lasting memories

Guests expect personalized, end-to-end digital interactions.. We leverage the latest trends and technologies to help companies in the travel and hospitality industry create a frictionless customer-first approach that delivers relevant and context-appropriate experiences to their guests.

The portfolio of services we provide through this Studio includes:

•Phygital Guest Experiences - We merge the digital and physical worlds to create unique and frictionless experiences. We help our clients understand their guests to create the right experience. With an omnichannel data-driven approach, our phygital guest experiences offer different ways to interact with brands. Through marketing and discovery, bookings, eCommerce, and loyalty programs, and leveraging our Digital Studios, we significantly improve guest experience.
•Employee Operations - Through an integrated legacy system, a simplified user experience, and automation for repetitive manual processes, we help employees focus on creating new experiences and connections with their guests. With our expertise in Cultural Hacking, we also help our clients to keep their workforce engaged, recognized, and working in a fun, innovative environment.

Our Digital Studios:

Agile Delivery: Aligning stakeholders and methodologies to meet business goals.

Digital transformation programs require alignment from the strategic, tactic and support levels. Leaders are expected to steer engagement, innovation, effectiveness and commitment from their teams while achieving predictability in terms of timeframe, budget and quality. We create sustainable operations designed to scale and guarantee the lowest cost of ownership.

The portfolio of services we provide through this Studio includes:

•Processes & Tool Hacking - We help our clients succeed by enabling greater coordination, collaboration, and communication by implementing tools that allow end-to-end visibility.
•Organizational Agility - We educate, mentor and enable organizations to capitalize on the principles and competencies found in paradigms such as Agile, Systems Thinking, Lean and others.
•Delivery Management - We deliver high value solutions by steering teams into a continuous improvement approach to product development. We set clear and common goals to achieve outstanding results within budgets, with scalable and sustainable operations.

Blockchain: Driving decentralized solutions

We design and build tailored decentralized and resilient solutions that boost strategic business value enabling efficiency, immutability and transparency.

The portfolio of services we provide through this Studio includes:

•Digital Tokenization - We design solutions to leverage token economics and non-fungible tokens to empower the ownership of digital assets. Through digital tokenization, we help organizations to develop novel business models in a variety of industries, including art, music, finance, manufacturing, real estate and supply chain.
•Smart Contracts - We design and build fast, transparent and secure decentralized solutions that enable transactions and agreements to be carried out without the need for a central enforcement mechanism. We help our clients to scale down on intricacy and costs associated with traditional methods without compromising authenticity and credibility.
•Decentralized Finance ("DeFi") - We use our in-depth cross-industry knowledge to help organizations adopt DeFi-based solutions to optimize, automatize and improve the overall security of their operations. We guide our clients in the design, implementation and exploitation of distributed, transparent, fast and secure blockchain-powered financial products and services.
•Platforms Consulting & Development - We provide strategic consulting on how to effectively leverage blockchain for business transformation. We partner with our clients to devise and implement tailored blockchain-powered solutions for key businesses and industries.

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

The portfolio of services we provide through this Studio includes:

•Digital Business Acceleration - We help accelerate business transformation by focusing on key strategic levels, including process, data, technology, experience, and culture.
•Digital Business Growth - We find new ways to strengthen and scale business while boosting the revenue of existing digital assets to maximize return on investment.
•Digital Business Innovation - We focus on the creation of new business models, value propositions and value monetization, exploring the limits of existing core business and revenue streams, by analyzing data and consumer behavior within the context of a sustainable transformational program.

CloudOps: Helping our customers embrace their cloud transformation journey

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

The portfolio of services we provide through our CloudOps Studio includes:

•Cloud Transformation Advice - By leveraging our Enterprise Cloud Transformation framework we can help our customers develop a roadmap that factors in the following key pillars of a successful journey to cloud: business, people, process and technology.
•Building Cloud Environments - Our Enterprise Cloud Transformation Framework helps our customers leverage proven best practices and a deep pool of real-life experiences to tailor their cloud presence to particular business challenges. We enable business owners to observe the flow of value delivery in near real time. This provides a better understanding of the technical side of the product cycle and improves time to market, which causes incremental improvements in product delivery cycles.
•Moving Workloads to the Cloud - Our Enterprise Cloud Transformation Framework includes a variety of strategies to move applications to the cloud.
•Cloud Support & Operation - Our services have been designed to operate cloud infrastructure through a skill-flexible, cost-effective offering that can cover a variety of practices with an elastic pricing model. Our 24x7-capable support services leverage the skilled support model to resolve incidents and complete requests faster than the traditional multi-tier support approach.
•Chaos Engineering - Chaos Engineering is responsible for implementing state-of-the-art techniques and practices to create, build and assure what we call a “llity-pattern” (scalability, reliability, availability, quality) for our customer's products, applications and services. We use Chaos Engineering tools to design and execute use cases that test and identify bottlenecks in our customer's cloud environment. Our approach focuses on helping companies predict issues rather than fixing incidents from network and application outages. We combine cloud testing with specific application testing techniques to ensure broader coverage.
•Site Reliability Engineering - We provide guidelines to prepare the appropriate infrastructure, observe and analyze performance and execute countermeasures for risks.

Conversational Interfaces: Engage in human & frictionless ways

Language and voice are some of the most powerful tools we’ve evolved for communication. We believe customers want to engage with companies in a more human way and our accelerators can make it possible.

The portfolio of services we provide through this Studio includes:

•Assistants & Channels - Whether a company wants to have presence in Alexa, WhatsApp or Slack, our platform has connectors for all of them, and can setup, enable or disable them as needed.
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
•Data as a Product ("DaaP") - Companies understand that data is one of their most valuable assets. That is why we work together to co-create data products and maximize value from them. Our expertise in different business verticals allows us to execute projects following best practices and quality standards. With the premise to generate internal and external value through data, we help our clients create a variety of solutions with different focuses such as improving customer experience, optimizing costs, generating revenue, and obtaining data insights, among others.
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

Digital Lending: Enhancing the lending experience through digital innovation

This studio aims to empower financial institutions to adopt innovative digital lending practices and enhance the experience for banks, specialized lenders and consumers.

The portfolio of services we provide through this Studio includes:
•Smart underwriting - Risk underwriting is the first step to ensuring an exceptional user experience within the digital lending process. We leverage the latest technologies, such as interrelationship maps, digital footprint and PSD2, to incorporate new sources of information that allow us to better understand customers and non-customers. Combining all sources of information with the use of advanced analytics, we offer a customized product and smart experience for each customer.
•Monitoring - A key to successful risk management is proactive monitoring integrated into daily risk analysis, which is able to anticipate default events. We help our clients anticipate and effectively manage default events months in advance. Risk is not static, so having the latest information, together with the use of advanced data management techniques, allows for a more efficient and optimal process at customer or portfolio level through digital integration, providing greater autonomy in management.
•Digital collections - Our Digital Collections models are based on three main elements: prioritization of the Customer Experience, optimization of the value of the portfolio, and integration of a superior technological and operational model.

Digital Sales: Increasing digital sales through new marketing, data and technology.

Our Digital Sales Studio aims to solve key business problems and boost results by disrupting traditional sales and marketing processes through our end-to-end model with customer data and lead management technology.

The portfolio of services we provide through this Studio includes:

•Media & Traffic Acquisition - Working alongside our Digital Marketing and Design Studios, we blend physical and digital experiences to engage with clients and prospects. We use zero and first-party data to understand online and offline behavior, and to target the right audience. We use advanced segmentation engines to personalize every interaction, and also develop unique media strategies that blend traditional and non-traditional channels to be relevant at every interaction.
•Advanced Lead Management - We leverage Lead Qualification and Conversion Rate Optimization initiatives by using AI and personalization engines with a clear performance-oriented focus. Our Advanced Lead Generation practice will help companies reach their desired engagement levels with relevant, dynamic, and personalized content as companies drive prospects towards acquiring their products and services.
•Lead to Sales - Through our advanced attribution models and use of the latest technology, we can increase company success rates by both integrating relevant data points (contact center, owned media, offline data, among others) and obtaining a unified view of the customer journey that is mapped with a sales funnel. Visualizing and using that information can help to build and adjust company strategies and turn qualified leads into sales.
•Customer Development - By using innovative channels and assets, we deliver unique experiences to customers, achieving higher lifetime values. We collect and process relevant data to understand customer behavior that enables us to deliver more efficient marketing strategies.
•Data, Martech & Adtech - MarTech and AdTech capabilities are the pillars of the digital sales transformations. We prepare marketers to collect, manage and activate data properly through connected architectures, which creates more relevant and identity-based experiences. To deliver the best results and manage user consent and privacy properly, we use a sustainable approach that ensures data quality, tech expertise, agile implementations and collaborative operations.
•Operational Success - We create collaborative operating and governance models to enable our clients to conveniently orchestrate internal and external stakeholders.

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

The portfolio of services we provide through the Studio includes:

•Augmented CMS - We help create omnichannel experiences. We do this by delivering an integrated cross-channel content strategy that enables a business to manage multiple channels and customer interactions, with the result of a unified experience for the customer. Through predictive personalization we deliver relevant and ubiquitous content to each consumer.
•Augmented Commerce - Through design-led thinking we discover consumers’ ideal touch points and recommend digital channels to reach consumers while leveraging Augmented reality, voice-user interface, unmanned kiosks, rewards and gamification.
•ePayments - We understand the technology that companies need, including tokenization and biometrics, and have a deep understanding of the different regulatory environments for ePayments. We also recognize the challenges including the lack of standardization, consumers lacking in familiarity, and cybersecurity. We can quickly implement new digital methods, such as contactless payments and digital wallets.
•Educational technology - We embrace technology to make learning more engaging. We are ready to create engaging online learning products that we believe inspire us all to continue to learn and develop new skills. We provide dedicated services for educational organizations in need of digital learning solutions, as well as for businesses looking to transform how they train their employees.

Digital Marketing: Making brands more engaging

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

The portfolio of services we provide through this Studio includes:

•Marketing Strategy - We develop digital marketing strategies focused on business needs, shifting from product-centric to customer-centric. We help introduce a digital marketing strategy, create a brand position, and re-define our customers' go-to-market strategy
•Marketing Analytics - We believe that being data-driven is imperative for making business decisions in the digital transformation era. We use relevant data to answer business questions, discover and enhance relationships, predict unknown outcomes, and automate decisions.
•Content     - We create and implement content strategies based on a brand’s business goals, challenges, and audiences. We believe in content as a way to develop awareness and authority for a brand. We provide content strategy, creation, publishing, moderation, and optimization services.
•Social Media - The best way to be customer-centric is to create direct conversations with customers and prospects, engaging with them where they are, and deliver relevant, compelling messaging. We provide social media strategy, community management, and social media listening services.
•Search Engine Optimization and App Store Optimization - Our focus is to promote brand and domain authority, and attract more qualified traffic. We accomplish this via search engine optimization, as well as app store optimization strategies and services.
•Marketing Intelligence - We use and interpret data to detect marketing opportunities and trends relevant to drive business goals forward. We deliver dashboards, reports and actionable insights analysis.
•Digital Advertising - We craft campaigns that leverage relevant data while staying cost-conscious. Our services include SEM, social and display ads, monetization, programmatic advertising, and direct selling.
•Marketing Automation - We deploy marketing automation technologies to be customer-centric and deliver personalized communications and have experience with all major automation tools. We can help our customers measure the ROI of their marketing efforts, nurture and score leads, automate tasks and workflows, and more.

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

The portfolio of services we provide through this Studio includes:

•Edge Development - We integrate and enable hardware platforms to enhance the capabilities of devices. We specialize in providing end-to-end solutions with a focus on edge design.
•IoT platforms - With our platforms, we can develop device management strategies, update campaigns, data storage, data visualization, applications, services integration, data analytics and digital twin-based applications.
•Research and development - Our ideation funnel inputs client business needs, metrics, and use cases together with our flexibility to power ideation. With the aid of product development and user experience teams, this materializes into a device integrated with its services.

Metaverse: We open portals into the metaverse

The Metaverse Studio focuses on opening portals to digital spaces for our customers by providing a pipeline for digital twin generation and enhanced content production systems, resulting in a presence in the different virtual online worlds. We help companies create and operate their new virtual spaces where they can extend their brand presence and product offering, which maximizes engagement with their clients and employees while reinventing their business verticals.

The portfolio of services we provide through our Metaverse Studio includes:

•Projection to the Metaverse - Our Strategic Consulting program is aimed at exploring business needs, fit of different existing metaverses, limitations, implementation and operation costs involved, and includes a custom creation program plan for particular scenarios. We help brands to explore the different storytelling options available to digitize their culture and services and define the proper steps for implementation with the proper art style and visualization support.
•Virtual Worlds & Digital Twins - We help the top centralized and decentralized metaverses gateway and systems providers all over the world by supporting their product, engineering, infrastructure, art, and quality assurance needs across different platforms and regions. We co-create simulations, synthetic environments, and Industry 4.0 Software solutions that support our client implementations and visions of the Metaverse.
•Virtual Productions - We create the most compelling content production assets that supports different campaigns and uses across various industries. We are experts in art production pipeline and real time productions using game engines. We design and implement product showcases and virtual venues, and provide event support and immersive training development.

Process Optimization: Efficiency driven by technology

Our Process Optimization Studio delivers solutions to our clients so they can be more efficient, innovative and agile.

Companies strive to enhance their efficiency as they grow and their competition increases. Our goal is to provide solutions that improve productivity, create competitive advantages, foster innovation and provide agility. We work to establish quick wins that are refined using an iterative approach to deliver more value on each cycle while optimizing throughput.

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

The portfolio of services we provide through this Studio includes:

•Sales and Customer service - Using the Salesforce Customer 360 Platform, we help transform sales and services processes, fueling them with predictive analytics, insights, and actionable recommendations. With Sales Cloud, we help grow sales productivity and transformation, from contact and lead management to opportunity and partner relationship management.
•Digital Marketing - Successful marketing strategies require improved customer segmentation and highly personalized campaigns. We help companies to get to know, identify and communicate with each customer, recognizing them as an individual with their own needs.
•Application and Data Integration - We help our customers migrate and connect to the cloud or on-premise while maintaining high security standards.
•Analytics - Using Table CRM (formerly Einstein Analytics) and Tableau, we offer a broad spectrum of analytics and AI services that allow our customers to transform their sales and service processes, as well as their marketing and e-commerce practices.
•Customer Data Management - We offer the design, implementation and operation of a DataOps schema according to the needs and maturity of our customers, to manage their data in the most optimal way.
•E- Commerce - We deliver a complete commerce experience for our customers' B2C or B2B clients. Going beyond a front-end application, we combine our knowledge of the entire value chain to deliver an end-to-end process including marketing, customer service, business intelligence and more.
•Salesforce Industries - With embedded industry-specific functionality, and best practices, organizations transform their business processes, solve industry-specific challenges, improve their products’ life cycle, and create unique digital and omnichannel experiences. Our services span the spectrum from planning to implementation, to continuous support and optimization.

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

Smart venues: bridging the digital and physical worlds.

Through digitalization, we bring physical and digital spaces together, enabling customers to create experiences that are far more engaging. Creating these new interactions provides exceptional tools for companies to better understand end customers. This enables the identification of new and unprecedented ways to generate revenue.
The portfolio of services we provide through this Studio includes:

•Digital into physical: We help our clients extend digital experiences into their physical spaces by seamlessly blending next generation technologies into physical touchpoints which create memorable, long lasting experiences, reduce friction, and maximize customer excitement.
•Physical into digital: From safety to operability, we help our clients understand their venues and provide live data streams that enable them to operate their venues more securely and efficiently. With actionable insights into what is happening in their spaces, we enable data-driven decision making in real time.

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

2. Globant X

Globant X is an incubator for innovation to productize Globant's most transformative technology into platforms.

Globant X utilizes the following platforms:

•Augmented Coding - Our patented AI-powered tool utilizes strategic software development features that deliver key benefits, such as simplifying code processes, increasing team efficiency, and enhancing team collaboration. Its Code Autocompletion feature uses deep learning to anticipate code, suggesting intelligent code completions, and allowing programmers to work faster and with fewer errors.
•Augmented Testing - Augmented Testing is a product that leverages the power of AI to improve and simplify quality assurance in complex visual testing scenarios. This tool helps businesses meet customers' expectations with an enhanced visual experience while improving quality, lowering costs, and reducing time-to-market.
•StarMeUp - StarMeUp is a behavioral-science-based, AI-enhanced platform that helps companies optimize their culture and create a sense of meaning and belonging at work to decrease attrition and increase employee productivity.
•PagoChat - PagoChat is a Wallet-as-a-Service application that enables companies to process payments and, collections and open virtual accounts on WhatsApp or on other compatible applications. PagoChat operates in a direct-to-consumer model and in a cost efficient way, while meeting all the security standards to avoid fraud.
•ShopChat - ShopChat is an intelligent personal shopper, integrated with VTEX, that creates a natural and intuitive digital shopping experience on WhatsApp, bringing brands and their customers closer while increasing engagement and revenue.
•Walmeric - Walmeric specializes in developing marketing automation technology, combining lead management, online marketing and sales enablement.

3. Global autonomous culture:

We have developed a software product design and development model, known as Agile Pods. It is designed to better align business and technology teams. Driven by a culture of self-regulated teamwork and collaboration across skills, partners and country borders.

Leveraged across divisions, Agile Pods are dedicated to mature emerging technologies and market trends, and provide a constant influx of mature talent and solutions that create intellectual property for our clients. They are self-organized teams that work to meet creative and production goals, make technology decisions and reduce risk. These teams are fully responsible for creating solutions, building and sustaining features, products or platforms. Agile Pods are in constant contact with our clients and are in full control of the products we create, which augments their autonomy and ultimately propels productivity. We manage this by having the Agile Pods at the forefront of our inverted organizational chart, existing with a customer-centric and autonomous culture.

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

About our Be Kind initiative

We strive to make the world a better place by transforming organizations and people’s lives. Our Be Kind initiative is a critical component of that mission, and its tenets are deeply ingrained in Globant’s culture. In support of this initiative, we leverage our innovative approach to transforming organizations, strong performance, global talent, and unique culture. Our Be Kind initiative focus on four main components:

1. Be kind to yourself

We believe that maintaining a healthy work environment helps our Globers reach their full potential and enhances the success of our organization. Recognizing the importance of work-life balance, and physical and emotional health, we offer a comprehensive package of benefits to our Globers.

2. Be kind to peers

Diversity, equity and inclusion (“DEI”) are foundational components of our business. We believe that these concepts improve our work environment and foster innovation. In support of DEI, we focus on the following four areas:

Some of the initiatives we are working on are:

•Be kind gender commitment: To improve gender equality in the technology industry, we aim to have at least 50% women and non-binary individuals in management positions by 2025.
•Equal-employment opportunities: Globant strongly supports equal employment opportunities for all applicants regardless of race, color, religion, sex, gender identity, pregnancy, national origin, ancestry, citizenship, age, marital status, physical or mental disability, sexual orientation, genetic information, or any other characteristic.
•Inclusive training: We developed a learning program that emphasizes gender equality, cultural diversity and inclusion. This program is designed to make Globant a great work environment for all employees.
•Women That Build: We are constantly seeking opportunities to empower women in the IT industry and in leadership positions. We support these efforts with our Women That Build campaign. This includes a series of internal and external initiatives that promote the inclusion and professional growth of women in our industry.
•Code your Future: The technology industry currently generates millions of job opportunities, outpacing the rate at which the education system provides trained personnel and, consequently, a significant worldwide training gap. At Globant, we aim to reduce this training gap through scholarship programs focused on young talent.

•Inclusion programs: Globant supports inclusion programs to help people in vulnerable situations by offering new opportunities. We combine several programs which include training, mentoring, inspirational workshops and scholarships to promote IT related studies. In doing so, we are promoting inclusion through education in technology, and the access to employment in a vibrant market of job opportunities.
•UnlimITed: We designed UnlimITed to inspire, train and promote the inclusion of people with disabilities worldwide.

3. Be kind to humanity:

We are living in an unprecedented time. The pandemic, climate change and societal conflicts around the globe are reshaping the way we live and think. Be kind to humanity utilizes technology designed to help address certain of these challenges.

Some of our initiatives include:

•AI Manifesto: While the use of AI often benefits businesses and industries, it can creates new challenges and risks. Our AI Manifesto sets forth our principles with respect to the use of AI. We rely on these principles to establish parameters around the use of AI in our client engagements.
•Green Software Foundation: We have a responsibility to make our products more sustainable. In 2021, we joined the steering committee of the Green Software Foundation, an institution with representatives from global organizations committed to creating best practices for building sustainable software to reduce carbon emissions.
• Be kind Tech Fund: In 2021, we launched the Be Kind Tech Fund, a new initiative from Globant Ventures, which is designed to support organizations that combat negative societal effects created by the misuse of technology. We will invest funds from the Be Kind Tech Fund in startups with purpose-driven solutions utilizing technology for the greater good.
•Technology for the community: We actively promote the internal development of technology that has the potential to positively impact our communities. Globant Labs is an initiative that provides Globers with an opportunity to experiment and complete projects designed to benefit society.

4. Be kind to the planet

Environment sustainability is a critical component of our Be Kind initiative. In October 2021, we achieved carbon neutrality as a step toward our commitment to become a net-zero company. To raise awareness and make the carbon neutral milestone a shared achievement, we invited all of our employees to be part of the global commitment and choose among a variety of projects to support. In 2021, we signed the Science-Based Targets Business Ambition for 1.5°C commitment letter, joining the Race to Zero global movement, which is devoted to taking rigorous and immediate action on a company's business-related emissions.

We believe that disclosing our efforts in our transition to a low-carbon economy is important to provide transparency and instill confidence in our climate strategy. We reported our environmental performance in the Carbon Disclosure Project for the first time in 2021.

Finally, through our Sustainable Business Studio, we work with our clients throughout the world to offer more sustainable strategies and support in their efforts to meet emission reduction targets.

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

Our workplace embodies our culture

We have started to reimagine and design workplaces to enhance the overall work experience. We developed a new model office focused on where and how Globers want to work.

Globant's offices are being reshaped to meet a social purpose, providing flexibility and a wide range of options. We want to provide employees with the ability to work in different environments, feel comfortable in the way they work, and undergo a full workday without having to be in the same space constantly. Experiencing the office also means developing Globant’s culture. We prioritize spaces where people can share, connect and exchange moments that would be difficult to experience if everyone was at home. We seek to consolidate a sense of belonging and continue to foster our core values.

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
•Specialty - Globers can transition their career, role or position. They can develop their career by gaining seniority in their current path or moving internally into other roles in different areas of expertise.
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

Government Support and Incentives

Argentina

In 2004, the Argentine government passed Software Promotion Law No. 25, 922 (the “Software Promotion Law”) which provided benefits to software companies with operations in Argentina whose activities are the creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents. The Software Promotion Law was in force until December 31, 2019, and was thereafter replaced by the Knowledge Economy Law.

On May 22, 2019, the Argentine Congress enacted the Knowledge Economy Law No 27,506. The Knowledge Economy Law took effect as from January 1, 2020 for the legal entities adhered to the Software Promotion Law and is effective until December 31, 2029. It aims to promote economic activities that apply knowledge and digitization of information, supported by advances in science and technology, to obtain goods and services and improve processes.

Pursuant to the Knowledge Economy Law, the beneficiaries will enjoy the following benefits:

•Stability in the enjoyment of the regime benefits.

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

•Granting a non-transferable tax credit bond of up to 70% of the paid social security contributions of every employee associated with the promoted activities. Such bonds can be used within 24 months (which can be extended for an additional 12 months with justified cause) from its issuance date to pay Income tax and Value Added Tax.

•The bond will be increased to 80% of the paid social security contributions when the newly-onboarded employees are: (a) women, (b) transsexual and transgender persons, (c) professionals with post graduate studies in engineering, exact or natural sciences, (d) individuals with disabilities, (e) individuals who reside in unfavorable areas and/or provinces with lower relative development, or (f) individuals who, before being employed, were beneficiaries of welfare programs, among other groups of interest to be added by the enforcement authority.

•Duties on export of services taxed at 0% rate from December 22, 2020.

In order to remain in the National Registry, the beneficiaries must prove every two years, that they meet certain requirements.

Our subsidiaries, Atix Labs S.R.L., Decision Support S.A., BSF S.A., IAFH Global S.A. and Sistemas Globales S.A were approved as beneficiaries of the Knowledge Economy Law by the Subsecretary of Knowledge Economy and incorporated into the National Registry on July 8, 2021, September 24, 2021, October 15, 2021, December 14, 2021, and February 8, 2022 respectively. Benefits are granted as of January 1, 2020.

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

Colombia

The Free Trade Zone Regime in Colombia was established by Law 1004 of 2005 and Decree 2147 of December 23, 2016. The Free Trade Zones are geographically delimited areas within the national territory, where industrial activities relating to goods and services or commercial activities are performed, and are under special regulations in tax, customs and foreign trade matters.

On February 17, 2022, Globant Colombia SAS was notified under Resolution No 231, of the authorization to operate in a Special Permanent Free Trade Zone until December 2029. At the time of this report, the company has not initiated its commercial operations.

Free Trade Zone users have the following benefits:

•corporate income tax rate of 20%, which is 15% lower than the rate applied to companies in the national territory;
•customs taxes (VAT and customs duties) are not accrued or paid on merchandise that is imported to the Free Trade Zones;
•the possibility to export to third-party countries and the national territory from a Free Trade Zone;
•foreign goods that are imported to the Free Trade Zone can remain inside such area indefinitely; and
•the purchase of goods acquired in Colombia that are necessary for the development of the Free Trade Zone user's corporate purpose, such as raw materials, supplies, parts, finished goods and construction materials, is exempt from VAT.

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

We typically enter into a master services agreement (or MSA) with our clients, which provides a framework for services and a statement of work (or SOW) to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. We generate 40% of our revenue from long-term projects with terms greater than 24 months.

During 2021, 2020 and 2019, our ten largest clients based on revenues accounted for 39.1%, 42.2% and 39.5% of our revenues, respectively. Our top client for the years ended December 31, 2021, 2020 and 2019, Walt Disney Parks and Resorts Online, accounted for 10.9%, 11.0% and 11.2% of our revenues, respectively.

The following table sets forth the amount and percentage of our revenues for the years presented by client location:

	Year ended December 31,
	2021		2020		2019

	(in thousands, except percentages)
By Geography
North America	$830,904	64.1%	$574,150	70.5%	$496,353	75.3%
Latin America and other	293,957	22.6%	169,860	20.9%	111,535	16.9%
Europe	151,302	11.7%	61,780	7.6%	46,784	7.1%
Asia	20,915	1.6%	8,349	1.0%	4,653	0.7%
Revenues	$1,297,078	100.0%	$814,139	100.0%	$659,325	100.0%

The following table shows the distribution of our clients by revenues for the years presented:

	Year ended December 31,
	2021	2020	2019
Over $5 Million	42	32	26
$1 - $5 Million	143	97	81
$0.5 - $1 Million	106	60	53
$0.1 - $0.5 Million	287	185	191
Less than $0.1 Million	560	424	471
Total Clients	1,138	798	822

Sales and Marketing

Our growth strategy is based on four pillars: (i) leveraging our broad expertise; (ii) growing within existing clients; (iii) acquiring new clients; and (iv) pursuing strategic acquisitions. Our expertise and Studio approach help us expand the portfolio and practices we offer to our clients. Our acquisitions are pursued with the aim of fulfilling strategic goals, such as growing into a new geography (e.g., Clarice and SmallFootprint) or the expansion of specializations (e.g. Cloudshift, Habitant, Walmeric, Atix, Navint and Bluecap).

Under our multi-pronged, integrated sales and marketing strategy, our senior management, sales executives, sales managers, account managers and engagement managers work collaboratively to target, acquire and retain new clients and expand our work for existing clients. Our sales and marketing team, currently comprised of 220 sales and marketing personnel, has broad geographic coverage with a presence in 18 countries.

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

As of December 31, 2021, our marketing department, Stay Relevant, is based in Latin America, the United States, Europe and India. This team promotes our brand through a variety of channels, including the following:

•Converge: our series of executive events that bring together some of the best creative minds in the industry for one amazing day of igniting stories, inventive ideas, learning experiences, and "wow" technology showcases that enable attendees to re-think the new ways they do business.
•Sentinel Report: a sentinel report to provide insightful evidence of consumer behavior and market trends that ignite strategic thinking.
•Reports and whitepapers: special reports that analyze trends and the impact these have on businesses.
•Globant Awards: global awards with two editions - Women that Build, recognizing women who inspire, who build, who lead and help create change, and Digital Disruptors, which acknowledges all those disruptors that lead the digital and cognitive revolution.
•Webinars: explore different trends and technologies in depth showcasing views from experts in the field.
•Events: small events for specific guests or partners to large events that welcome the community.
•Podcasts: discussion of tech trends and DEI perspectives.
•Blog: explore content on the latest trends and best practices in the different industries we work with.
•Newsletter: monthly update to seek reinvention in every industry.
•Books: experts share their fresh perspectives and industry insights.

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

We face competition primarily from:

•large global consulting and outsourcing firms, such as Accenture Interactive, Thoughtworks and Epam;
•digital agencies and design firms such as Razorfish, RGA and Ideo;
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

Our registered intellectual property consists of the trademark "Globant" (which is registered in twelve jurisdictions, including the United States and Argentina), the trademark "StarMe Up", certain other trademarks related to our service offerings and products, three software patents granted in the United States in favor of our United States subsidiary Globant, LLC, and three software patents that are granted in the United States in favor of our Spanish subsidiary Globant España S.A. We do not believe that any individual registered intellectual property right, other than our rights in our name and logo, is material to our business.

Facilities and Infrastructure

The table below sets forth an overview of our office locations as of December 31, 2021.

Country	Number of Offices	Type	Square Feet
Argentina	15	Development and Delivery Center / Client Management Center	378,009
Brazil	5	Development and Delivery Center / Client Management Center	19,096
Chile	1	Development and Delivery Center / Client Management Center	14,187
Colombia	6	Development and Delivery Center / Client Management Center	174,538
France	1	Client Management Center	592
India	2	Development and Delivery Center	134,151
United Kingdom	2	Development and Delivery Center / Client Management Center	3,735
Mexico	4	Development and Delivery Center / Client Management Center	99,351
Peru	1	Development and Delivery Center	30,419
Spain	7	Development and Delivery Center / Client Management Center	38,568
United States	7	Development and Delivery Center / Client Management Center	69,987
Luxembourg	1	Principal Executive Office	150
Uruguay	2	Development and Delivery Center / Client Management Center	54,853
Belarus	1	Development and Delivery Center	28,794
Romania	1	Development and Delivery Center	8,396
Total	56		1,054,826

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

Knowledge Economy Law

On May 22, 2019, the Argentine Congress enacted the Knowledge Economy Law No 27,506. The Knowledge Economy Law took effect as from January 1, 2020 for the legal entities adhered to the Software Promotion Law and is effective until December 31, 2029. It aims to promote economic activities that apply knowledge and digitization of information, supported by advances in science and technology, to obtain goods and services and improve processes.

Currently, the Knowledge Economy Law is subject to additional regulation by the enforcement authority. For further discussion of the Knowledge Economy Law, see "Business Overview - Government Support and Incentives".

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

Non-Argentine residents and legal entities without a permanent establishment in Argentina (“Foreign Beneficiaries”) are taxed only on income derived from Argentine sources. Based on the ITL, income will be considered as sourced in Argentina when it is made from assets located, placed or used in Argentina, or from the performance of any act or activity in Argentina that produces an economic benefit, or from events occurring in Argentina

Law No. 27,430 sets forth the progressive reduction of the corporate tax rate from 35% to 30% applicable to the fiscal periods starting from January 1, 2018 until December 31, 2019, and to 25% applicable to the fiscal periods starting on January 1, 2020. However, on December 23, 2019, the Argentine Government enacted the Social Solidarity Law -which declared a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters- that increases the corporate income tax rate for years commencing on or after January 1, 2020 to 30%.
On June 16, 2021, Law No. 27,630 replaced the fixed rate paid by Argentine companies on their corporate income from 30% to a progressive rate ranging from 25% to 35% for fiscal periods starting January 1, 2021. Subject to net income amounts, companies are required to pay a fixed amount and a progressive rate over the surplus of the minimum base rate in their category. The amounts will be adjusted once a year starting January 1, 2022. To that effect, the annual variation of the CPI will be computed.

Finally, ITL establishes the taxation of indirect transfers of assets located in Argentina. If a foreign beneficiary transfers shares, quotas, participations and other rights representative of the capital or equity of an entity incorporated, domiciled or located abroad, the resulting income will be considered as Argentine-source income as long as the following conditions prevail: (i) the value of the shares, participations or rights of the foreign entity, at the time of sale or in any of the 12 previous months, represent, at least, 30% of the value of the assets that the entity owns directly or indirectly in Argentina; and (ii) the sold shares, participations or rights of the foreign entity represent 10% of the equity of that entity, at the time of their disposal or in any of the 12 previous months. The non-resident may opt to pay 15% on the net gain or 13.5% over the gross amount of the transaction. However, the tax will not apply if the transfer is done within an economic group. The tax on indirect transfers will only apply to participation acquired after January 1, 2018.

Laws No. 27,430 and No. 27,468 reinstated the application of an integral inflation adjustment tax mechanism. The mechanism is triggered when the variation of the CPI supplied by the INDEC, exceeds 55%, 30% and 15%, for fiscal years beginning on or after January 1, 2019, 2020 and 2021, respectively.

When companies apply the integral inflation adjustment tax mechanism, they must allocate one-sixth of any resulting negative or positive inflation adjustment to the fiscal year to which it corresponds, and the remaining fifth-sixth, in equal parts, to the following five fiscal years. According to applicable law, and if no additional tax reform is passed, for the fiscal years beginning on or after January 1, 2021, 100% of the tax inflation adjustment (negative or positive) would be allocated by fiscal year.

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

Net wealth tax

The net wealth tax is payable on shares and other equity participation issued by an entity domiciled in Argentina that are owned either by individuals, regardless of residence, or by companies residing abroad.
The tax is paid by the local company itself. The applicable rate is 0.50% on the company’s net worth. Pursuant to the Personal Assets Tax Law, an Argentine company is entitled to seek reimbursement of such tax paid from the shareholders. The current DDTs signed by Argentina do not provide an exemption on this tax.
Tax on dividends

Dividends from profits obtained before fiscal year 2018 are not subject to any income tax withholding except for the ''Equalization Tax''. The Equalization Tax is applicable when the dividends distributed are higher than the ''net accumulated taxable income'' of the immediate previous fiscal period from when the distribution is made.

Dividends from profits obtained in the fiscal year 2018 and onwards, are subject to a 7% income tax withholding on the amount of such dividends. This rate may be reduced by application of a DTT, provided certain conditions are complied with.

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

On December 28, 2019, the Argentine government extended the application of duties on exported services until December 31, 2021, with a rate of 5% without limit. The new rate is effective as of January 1, 2020.

A service is considered “exported” when it is rendered from Argentina but it is effectively used or exploited off shore. The effective utilization or exploitation is verified with the immediate utilization or the first act of disposal of the service by the recipient even when, if appropriate, the latter intends such service for consume.

Decree 1034/2020 (published on December 21, 2020 and regulates the Knowledge Economy Law) sets forth that duties on export services will be taxed at a 0 % tax rate when such services are exported by entities registered under the Registry of Beneficiaries of the Knowledge Based Economy Promotional Regime. Additionally, Resolution 4/2021, published on January 14, 2021, establishes that this tax benefit will apply to services exported by beneficiaries of the regime since their registration in the relevant registry. However, for those entities that were registered under the Software Promotional Law, the registration under the Knowledge Economy Law will be granted as from January 1, 2020 and the 0% tax rate will be applicable for services exported from the date in which Decree 1034/2020 entered into force (December 22, 2020).

Duties on export of services have not been extended and, therefore, will not be in force as of January 1, 2022.

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

According to section 20 of the ITL (as amended by Law No. 27,630), Low or Nil Tax Jurisdiction means any country, jurisdiction dominium, territory, associated state or special tax regime in which the maximum corporate income tax rate is lower than 60% of the minimum corporate income tax rate included in the scale of section 73 of the ITL, which is 25%. Therefore, to avoid being regarded as a low tax jurisdiction, the maximum corporate income tax rate of a given jurisdiction must be equal or higher than 15%. For purposes of determining whether a jurisdiction is a low-tax or no-tax jurisdiction, the regulatory Decree 1170/2018 clarifies that the total tax rate imposed in that jurisdiction must be taken into account, regardless of which government unit (e.g., federal, state, municipal or city) imposes the tax. The decree also provides that a “preferential tax regime” is one that deviates from the general corporate tax system in the subject jurisdiction and results in a lower effective tax rate.

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

Corporate income tax

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

The standard corporate income tax rate for fiscal years starting on January 1, 2022 is 35%.

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

Taxation on dividends

Distributions to nonresidents are subject to tax at a rate of 10%. The dividends tax rate for resident individuals is 10%, with 300 Tax Units (2022: COP$11,401,200) of exempt income.

No dividend tax applies to distributions to resident companies. However, a 7.5% income tax rate is introduced on dividends distributed between resident companies, which applies on the first distribution, with a credit for the tax passed onto the ultimate shareholder (resident individual or non-resident entity or individual). The 7.5% withholding is not applicable when the distribution is made between registered economic group members.

The dividends tax applies to the distribution of profits generated in 2017 and onwards. In addition, if the dividend distribution is made out of profits that were not taxed at the distributing entity level, the distribution to nonresidents is subject to a 35% corporate income tax (recapture tax), which is withheld by the company who distributes the dividends. In this case, the 10% dividends tax applies on the distributed amount after it is reduced by the 35% recapture income tax.

A 35% corporate income tax is imposed on dividends paid to residents (including companies and individuals) out of profits not taxed at the corporate level. If the profits subject to tax at the corporate level in a given year are higher than the commercial profits of that year, the difference can be carried back for two years or carried forward for five years to offset the profits of such periods, in order to reduce or eliminate the amount of the distribution subject to the 35% withholding tax. This carryforward or carryback should not reduce the amount of the distribution to nonresidents subject to the dividends tax of 10%.

Presumptive income

Under the Colombian tax law, the tax base for corporate income tax purposes is the higher of actual taxable income or minimum presumptive income, which is equal to 3.5% of the net equity as of December 31 of the preceding tax year. Under Law No. 1,943 and Law No. 2,010, the presumptive income tax rate is reduced from 3.5% to 1.5% for years 2019 and 2020 and was abolished in 2021.

Tax on indirect transfer of shares

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

Mexican Taxation

The following is a summary of the material Mexican tax considerations relating to our operations in Mexico and it is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect as of the date of this annual report. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect the tax consequences to us, possibly on a retroactive basis, and could alter or modify the statements and conclusions set forth herein. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to our operations in Mexico.

Corporate income tax

Corporations resident in Mexico are taxed on their worldwide income from all sources, including profits from business and property. A nonresident corporation in Mexico is subject to profits tax on income earned from carrying on business through a permanent establishment in Mexico and on Mexican-sourced income. Corporations are considered residents of Mexico if their principal place of management is located in Mexico.

The corporate income tax rate is 30%.

The income tax law recognizes the effects of inflation on the following items and transactions: (a) depreciation of fixed assets (b) cost on sales of fixed assets (c) sales of capital stock (shares) (d) monetary assets and liabilities and (e) tax loss carryforwards.

Taxation on dividends

Resident individuals and nonresident shareholders of a Mexican corporation are subject to a 10% income tax on dividends received that are paid out of profits generated after 2013. Dividends are not subject to corporate income tax at the distributing company level if the distribution is from previously taxed earnings and if the distributing corporation has sufficient accumulation in its “net after-tax profit” ("CUFIN") account to cover the dividend. If the dividend is in excess of the CUFIN account, the dividend is also taxed at the distributing company level at a rate of 30% on a grossed-up basis.

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

Argentina

Since September 1, 2019, the Argentine Central Bank reinstated rigid foreign exchange controls. Under these regulations, among others, (a) access to the FX Market is subject to compliance with a foreign indebtedness information regime; (b) the prior authorization of the Argentine Central Bank is required for access to the FX Market for the purchase of foreign currency for portfolio investment by legal entities, and, with certain exemptions, for the payment of dividends and earnings, for the pre-payment of principal and interest on foreign financial indebtedness and on indebtedness for the import of goods and services, and for the payment of services and financial indebtedness with related parties; and (c) the payment of imports of goods is subject to certain requirements, including a special follow-up regime when the goods are pending of customs entry registration, and are controlled through a payment tracking system; provided that the import of certain luxury goods is subject to the Argentine Central Bank prior authorization.

The Argentine Central Bank also provided for the mandatory transfer into Argentina and the conversion into Argentine pesos through the FX Market of the collections of foreign currency from the export of goods and services, and from the disbursement of foreign financial loans (in order for the debtor to have access to the FX Market for the payment of principal and interests under such foreign financial loan on their scheduled maturity).

Moreover, (a) pursuant to Communication “A” 7001 of the Argentine Central Bank, as amended, in addition to any other applicable requirements, any access to the FX Market is subject to the filing of an affidavit by the requestor (i) stating that it has not sold in Argentina securities settled against foreign currency or transferred securities out of Argentina, among others, within the immediately preceding 90 consecutive days; and (ii) committing not to make any such transactions within the immediately following 90 consecutive days; and (b) pursuant to Communication “A” 7030 of the Argentine Central Bank, as amended, (i) access to the FX Market for making payments on, among others things, imports of goods, services, interests in connection with the import of goods and services, dividends, principal and interest on financial debt and debt securities, international portfolio investments or transactions with derivatives by legal entities, other purchases of foreign currency for specific allocation and premium, guarantees and payments on interest hedging transactions, is subject to the filing of an affidavit by the requestor (x) stating, that as of such date, all of such party’s holdings of foreign currency in Argentina is deposited with Argentine financial institutions and that it does not have foreign liquid disposable assets for an equivalent of more than $100,000; and (y) committing to transfer into Argentina and settle for Argentine pesos any foreign currency payments received outside of Argentina from the collection of loans granted to third parties after May 28, 2020, time deposits made after May 28, 2020, or the sale of any asset; and (ii) until June 30, 2022, with certain limited exceptions, access to the FX Market for the payment of the import of certain goods or the payment of principal under imports accounts payable will be subject to prior approval of the Argentine Central Bank, except where, among other things, the party files an affidavit stating that the aggregate amount of payments of imports made by such party since January 1, 2020 (including the payment requested) does not exceed $250,000.

On September 15, 2020, the Argentine Central Bank restricted the access to FX Market for the payment of principal under foreign financial debt with third parties (other than with international or multilateral credit organizations) in excess of US$2,000,000 per month in the aggregate with maturities between October 15, 2020 and June 30, 2022 to an amount equal to up to 40% of the amount originally due; and provided that the remaining unpaid principal balance must be refinanced with an average life of at least two years, with certain limited exceptions. Pursuant to Communication “A” 7218, dated February 4, 2021, the Argentine Central Bank allowed Argentine residents to access the FX Market for the payment of principal and interest under debt securities registered outside Argentina and issued since February 5, 2021, and that are partially subscribed for in foreign currency in Argentina, subject to certain requirements.

Pursuant to the Social Solidarity Law, since December 21, 2019, the Argentine congress established a new 30% tax on the purchase of foreign currency for portfolio purposes, the acquisition of goods and services with credit and debit cards, and any payments in connection with international passenger transportation. Digital services rendered from outside Argentina (such as hosting, web services, software as a service, streaming services, etc.) are subject to a reduced tax rate of 8.0%.

Pursuant to Resolution 591/2020 of the Chief Cabinet of Ministers, entities benefiting from programs granting aids in connection with the COVID-19 crisis are prohibited from, among other things, making dividend distributions, and purchasing securities with Argentine pesos for their sale for foreign currency or transferring to custody accounts outside Argentina.

Law No. 19,359, as amended and complemented, establishes penalties for the infringement of any foreign exchange regulations. Penalties include fines of up to a tenfold increase in the amount of the infringing transaction, temporary suspensions, disqualification for up to ten years preventing the infringing party from acting as importer, exporter and/or as foreign exchange institution, or even prison in event of recidivism.

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

The following chart is a summary of our principal subsidiaries as of February 11, 2022. You may find complete information about all of our subsidiaries and their respective holdings in Exhibit 8.1.

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

Overview

See "Information on the Company — History and Development of the Company" and "Information on the Company — Business Overview — Overview".

A. Operating Results

Factors Affecting Our Results of Operations

Over the last few years, the simultaneous digital and cognitive revolutions have transformed the technology industry, reshaped how companies connect with consumers and employees, and created opportunities for gains in efficiency. Today's technology users move quickly and demand personalized and frictionless experiences through always-available digital ecosystems. Increased demand for more intelligent and human-like technology is contributing to changes in the industry. To address user demands, companies are leveraging AI, UX, Mobile, Cloud, VR and other technologies.

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

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•Pricing of, and margin on, our services and revenue mix. For time-and-materials contracts, the hourly rates we charge for our Globers are a key factor impacting our gross profit margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation, market conditions and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and achieving higher profit margin assignments. During the three-year period ended December 31, 2021, we increased our revenues attributable to sales of technology solutions (primarily through our Scalable Platforms, Agile Delivery, Artificial Intelligence, Cloud Ops. and UI Engineering Studios), and our gross profit margin was 38.2%, 37.4% and 38.5% for the years ended December 31, 2021, 2020 and 2019, respectively. Adjusted gross profit margin was 39.5%, 39.1% and 40.4% for the years ended December 31, 2021, 2020 and 2019, respectively, expanding our margins in 2021 as a result of the aforementioned factors.

•Our ability to deepen and expand the portfolio of services we offer while maintaining our high standard of quality. The breadth and depth of the services we offer impact our ability to grow revenues from new and existing clients. Through research and development, targeted hiring and strategic acquisitions, we have invested in broadening and deepening the domains of expertise of our Studios. Our future growth and success depend significantly on our ability to maintain the expertise of each of our Studios, to continue to innovate and to anticipate the needs of our clients and rapidly develop and maintain the expertise of each of our Studios, including relevant domain knowledge and technological capabilities required to meet those client needs, while maintaining our high standard of quality.

•Our ability to recruit, retain and manage our IT professionals may have an effect on our gross profit margin and our results of operations. Our IT professional headcount was 22,167 as of December 31, 2021, 15,290 as of December 31, 2020 and 11,021 as of December 31, 2019. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.

•Investments in our delivery platform. See “Information on the Company — Business overview. — Facilities and Infrastructure.” Our integrated global delivery platform allows us to deliver our services through a blend of onsite and offsite methods. We have pursued a decentralization strategy in building our network of delivery centers, recognizing the benefits of expanding into other cities in Argentina and other countries in Latin America, including the ability to attract and retain highly skilled IT professionals in increasing scale. Our ability to effectively utilize our robust delivery platform could significantly affect our results of operations in the future.

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

Certain Income Statement Line Items

2021 Compared to 2020

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium to large-sized companies mainly based in the United States, Europe, Asia and Latin America. For the year ended December 31, 2021, revenues increased by 59.3% to $1.3 billion from $814.1 million for the year ended December 31, 2020.

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

	Year ended December 31,
	2021		2020

	(in thousands, except percentages)
By Contract
Time & Materials	$1,062,171	81.9%	$698,943	85.9%
Fixed Price	218,846	16.9%	107,033	13.1%
Subscription resales	16,039	1.2%	8,156	1.0%
Others	22	—%	7	—%
Revenues	$1,297,078	100.0%	$814,139	100.0%

Revenues by Client Location

Our revenues are sourced from three main geographic markets: North America (primarily the United States), Europe (primarily Spain and the United Kingdom) and Latin America (primarily Argentina, Brazil, Chile and Mexico). We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the year ended December 31, 2021, we had 1,138 clients.

The following table sets forth revenues by client location by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2021		2020

	(in thousands, except percentages)
By Geography
North America	$830,904	64.1%	$574,150	70.5%
Europe	151,302	11.7%	61,780	7.6%
Asia	20,915	1.6%	8,349	1.0%
Latin America and other	293,957	22.6%	169,860	20.9%
Revenues	$1,297,078	100.0%	$814,139	100.0%

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

	Year ended December 31,
	2021		2020

	(in thousands, except percentages)

By Industry Vertical
Banks, Financial Services and Insurance	$308,227	23.8%	$193,364	23.8%
Media and Entertainment	272,703	21.0%	187,071	23.0%
Consumer, Retail & Manufacturing	197,620	15.2%	105,876	13.0%
Professional Services	167,997	13.0%	103,133	12.7%
Technology & Telecommunications	155,665	12.0%	96,643	11.9%
Health Care	96,334	7.4%	53,781	6.6%
Travel & Hospitality	87,567	6.8%	67,634	8.3%
Other Verticals	10,965	0.8%	6,637	0.7%
Total	$1,297,078	100.0%	$814,139	100.0%

The increase in revenues from clients in the banks, financial services and insurance industry vertical was primarily attributable to higher demand for services related to scalable platforms, user interface solutions and strategic transformation.

The increase in revenues from clients in the media and entertainment industry vertical was primarily attributable to a higher demand for our gaming services, scalable platforms and user interface solutions.

The increase in revenues from clients in the consumer, retail and manufacturing industry vertical was primarily attributable to higher demand for services related to scalable platforms solutions, adaptive organizations and our digital experience platforms.

The increase in revenues from clients in the professional services industry vertical was primarily attributable to higher demand for services related to product acceleration practices, scalable platforms and internet of things solutions.

The increase in revenues from clients in the technology and telecommunications industry vertical was primarily attributable to higher demand in digital content, AI services and Cloud Ops. solutions.

The increase in revenues from clients in the travel and hospitality industry vertical was primarily attributable to the demand recovery after the 2020 COVID-19 Outbreak, and mainly focused on scalable platforms services, Data And Artificial Intelligence, and our Digital Experience Platforms.

The increase in revenues from clients in the health care industry vertical was primarily attributable to new clients acquired in business combinations.

The increase in revenues from clients in other verticals is mainly explained by the higher demand for Adaptive Organizations Services, Consulting and Data and Artificial Intelligence.

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

The following table sets forth revenues contributed by our largest client, top five clients, top ten clients and top twenty clients by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2021		2020

	(in thousands, except percentages)

Client concentration
Top client	$141,100	10.9%	$89,158	11.0%
Top five clients	345,835	26.7%	249,451	30.6%
Top ten clients	506,572	39.1%	343,431	42.2%
Top twenty clients	674,883	52.0%	442,902	54.4%

Our top ten customers for the year ended December 31, 2021 have been working with us for, on average, nine years.

An increase in revenues from our top ten clients in 2021 reflects our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for 2021, Walt Disney Parks and Resorts Online, increased by $51.9 million, or 58.3%, to $141.1 million for 2021 from $89.2 million for 2020.

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2020 contributed 91.9% of our revenues in 2021. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annual revenues increased (42 in 2021 and 32 in 2020) and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 185 in 2021 and 129 in 2020. The following table shows the distribution of our clients by revenues for the year presented:

	Year ended December 31,
	2021	2020

Over $5 Million	42	32
$1 - $5 Million	143	97
$0.5 - $1 Million	106	60
$0.1 - $0.5 Million	287	185
Less than $0.1 Million	560	424
Total Clients	1,138	798

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client's exclusive external technology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Operating Expenses

Up to 80% of the amounts paid by our Argentine subsidiaries for certain social security taxes in respect of base and incentive compensation of our IT professionals is credited back to those subsidiaries under the Knowledge based Economy Law, reducing the effective cost of social security taxes of the base and incentive compensation on which those contributions are calculated. For further discussion of the Knowledge based Economy Law, see note 3.7.1.1 to our audited consolidated financial statements for the year ended December 31, 2021.

Cost of Revenues

The principal components of our cost of revenues are salaries, professional services and travel costs related to the provision of services. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. Salaries of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period.

Also included in cost of revenues is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients.

Our cost of revenues has increased in recent years in line with the growth in our revenues and reflects the expansion of our operations in Spain, Argentina, Uruguay, Colombia, Peru, Mexico, India and the United States primarily due to increases in salary costs, an increase in the number of our IT professionals and the opening of new delivery centers. We expect that as our revenues grow, our cost of revenues will increase. Our goal is to increase revenue per head and thereby increase our gross profit margin.

Cost of revenues was $802.1 million for 2021, representing an increase of $292.3 million, or 57.3%, from $509.8 million for 2020.

	Year ended December 31,
	2021		2020

	(in millions, except percentages)
	Amount	Variation	Amount	Variation
Main variations in cost of revenues
Salaries, employee benefits and social security taxes	$(745.3)	56.4%	$(476.5)	30.0%
Professional services	$(24.0)	263.5%	$(6.6)	48.6%

The increase in salaries, employee benefits and social security taxes is primarily attributable to the net addition of 6,877 IT professionals since December 31, 2020, an increase of 45.0%, to satisfy growing demand for our services, which translated into an increase in salaries. The increase in professional services is mainly attributable to the increase in contractor services related to business growth and software subscriptions.

Cost of revenues as a percentage of revenues decreased to 61.8% for 2021 from 62.6% for 2020.

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

Also included in selling, general, and administrative expenses is the portion of depreciation and amortization expense attributable to the portion of our property and equipment, right-of-use assets and intangible assets utilized in our sales and administration functions.

Selling, general and administrative expense was $343.0 million for 2021, representing an increase of $125.8 million, or 57.9%, from $217.2 million for 2020.

	Year ended December 31,
	2021		2020

	(in millions, except percentages)
	Amount	Variation	Amount	Variation
Main variations in Selling, General and Administrative Expenses
Salaries, employee benefits and social security taxes	$(139.3)	61.3%	$(86.4)	25.5%
Share-based compensation expense	(38.8)	89.3%	(20.5)	37.6%
Professional services	(30.9)	34.0%	(23.1)	76.0%
Depreciation and amortization expense	(45.7)	116.9%	(21.1)	24.7%
Recruiting, training and other employee expenses	(11.6)	163.7%	(4.4)	90.9%
Promotional and marketing expenses	(10.3)	192.8%	(3.5)	67.3%

The increase of salaries, employee benefits, social security taxes and share based compensation was primarily attributable to the addition of sales and management executives. There was also an increase of $24.6 million in depreciation and amortization related mainly to the intangibles recognized for the business combinations made during 2021 and 2020. In addition, there was a $7.8 million increase in professional services related to consulting tax matters and legal and audit fees, also increase in subscriptions and license expenses and the impact of the acquired companies during 2021. The increase of recruiting, training and other employee expenses is attributed to an increase in hirings during 2021, the launch of scholarships with Digital House, and the increase in employee benefit programs implemented during the second quarter of 2021, mainly in Argentina and Colombia. Finally, the increase in promotional and marketing expenses is mainly explained by expenses in marketing and publicity in Spain and the United States, and by an increase in special events mainly in the United States and Uruguay related with stands, events promotions and sponsorships and summits.

Selling, general and administrative expenses as a percentage of revenues decreased to 26.4% for 2021 from 26.7% for 2020. Share-based compensation expense within selling, general and administrative expenses accounted for $38.8 million, or 3.0%, as a percentage of revenues for 2021, and $20.5 million, or 2.5%, as a percentage of revenues for 2020.

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

Net impairment losses on financial assets

Net impairment losses on financial assets mainly include impairment of trade receivables, which represents an allowance for expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition. During the years ended December 31, 2021 and 2020, we recorded a loss of $7.6 million and $3.1 million, respectively, related to the recognition of the allowance for expected credit losses.

The increase of the allowance for expected credit losses was mainly attributable to the updated expected credit loss rate used in our provision matrix based on our historical credit loss experience, adjusted for factors that are specific to debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.
Finance Income

Finance income consists of interest gains on time deposits, financed customers and savings accounts. The decrease of finance income of $1.9 million for the year ended December 31, 2020 to $0.7 million for the year ended December 31, 2021 was primarily attributable to accrued interests for financed customers during 2020 that was not repeated in 2021.

Finance Expense

Finance expense includes the interests from borrowings, leases contracts, banking fees and other finance expenses. The increase of finance expense of $10.4 million for the year ended December 31, 2020 to $12.7 million for the year ended December 31, 2021 was due to an increase in interest on lease liabilities and other interests.

Other Financial Results, Net

Other financial results, net consists of foreign exchange gain or loss on monetary assets and liabilities denominated in currencies other than the U.S. dollar, gain or loss on transactions with bonds, interest rate swaps, foreign exchange forward contracts and future contracts, and mutual funds.

Other financial results, net decreased to a $3.9 million loss for the year ended December 31, 2021 from a $3.6 million gain for the year ended December 31, 2020, primarily reflecting a foreign exchange gain of $3.9 million compared to a loss of $2.9 million in 2020, a loss of $8.5 million net related to losses from financial assets measured at fair value through profit or loss compared to a loss of $3.4 million in 2020 and a gain on transactions with bonds of $0.7 million compared to a gain of $9.6 million in 2020.

Other Income and Expenses, Net

Other income and expenses, net decreased to a loss of $3.4 million for the year ended December 31, 2021 from a loss of $1.9 million for the year ended December 31, 2020. Such decrease is mainly explained by the remeasurement of contingent consideration related to the acquisition of Bluecap, GMR and Xappia.

Income Tax Expense

See "Consolidated Financial Statements as of December 31, 2021 and December 31, 2020 and for each of the three years in the period ended December 31, 2021 — Summary of Significant Accounting Policies — Taxation —Current Income Tax".

Income tax expense amounted to $28.5 million for 2021, an increase of $6.2 million from a $22.3 million income tax expense for 2020. The increase in income tax expense was driven by the expansion of Globant business. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) decreased to 22.8% for 2021 from 29.2% for 2020, mainly explained by the impact of the weakness of some Latin American currencies against U.S. Dollars and due to changes in geographic distribution of earnings.

Net Income for the Year

As a result of the foregoing, we had a net income of $96.4 million for 2021, compared to $54.2 million for 2020.

2020 Compared to 2019

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2020 compared to 2019, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021.

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

Adjusted Diluted EPS and Adjusted Net Income

We utilize non-IFRS measures of adjusted diluted EPS and adjusted net income for strategic decision making, forecasting future results and evaluating current performance. Adjusted diluted EPS and adjusted net income are most directly comparable to the IFRS measures of EPS and net income, respectively. Our non-IFRS measures of adjusted diluted EPS and adjusted net income exclude the impact of certain items, such as acquisition-related charges, impairment of non-financial assets, net of recoveries, share-based compensation expense, COVID-19 related charges and the tax effects of non-IFRS adjustments.

	Year ended December 31,
	2021	2020	2019
Reconciliation of adjusted gross profit
Gross profit	$494,988	$304,327	$254,161
Adjustments
Depreciation and amortization expense	14,122	9,759	7,350
Share-based compensation expense	3,568	4,109	4,976
Adjusted gross profit	$512,678	$318,195	$266,487
Reconciliation of adjusted selling, general and administrative expenses
Selling, general and administrative expenses	$(343,004)	$(217,222)	$(172,478)
Adjustments
Depreciation and amortization expense	48,796	22,691	16,905
Share-based compensation expense	35,831	20,519	14,912
Acquisition-related charges, net (1)	12,860	10,096	9,571
COVID-19 related charges (2)	—	(613)	—
Adjusted selling, general and administrative expenses	$(245,517)	$(164,529)	$(131,090)
Reconciliation of adjusted profit from operations
Profit from operations	$144,433	$83,942	$80,735
Adjustments
Share-based compensation expense	39,399	24,628	19,888
Impairment of tax credits	—	(8)	—
Acquisition-related charges, net (1)	28,271	12,754	10,695
COVID-19 related charges (2)	2,228	2,582	—
Impairment of assets (3)	—	83	673
Adjusted profit from operations	$214,331	$123,981	$111,991
Reconciliation of adjusted net income for the year
Net income for the year	$96,065	$54,217	$54,015
Adjustments
Share-based compensation expense	39,399	24,628	19,888
Impairment of tax credits	—	(8)	—
Acquisition-related charges, net (1)	35,465	15,796	11,518
COVID-19 related charges (2)	2,228	2,582	—
Impairment of assets (3)	—	83	673
Tax effects of non-IFRS adjustments (4)	(14,748)	(6,712)	(5,443)
Adjusted net income for the year	$158,409	$90,586	$80,651

Calculation of adjusted diluted EPS
Adjusted net income	158,409	90,586	80,651
Diluted shares	42,076	39,717	37,674
Adjusted diluted EPS	3.76	2.28	2.14

Other data:
Adjusted gross profit	512,678	318,195	266,487
Adjusted gross profit margin percentage	39.5%	39.1%	40.4%
Adjusted selling, general and administrative expenses	(245,517)	(164,529)	(131,090)
Adjusted selling, general and administrative expenses margin percentage	(18.9)%	(20.2)%	(19.9)%
Adjusted profit from operations	214,331	123,981	111,991
Adjusted profit from operations margin percentage	16.5%	15.2%	17.0%
Adjusted net income for the year	158,409	90,586	80,651
Adjusted net income margin percentage for the year (4)	12.2%	11.1%	12.2%

(1) Acquisition-related expenses include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, expenses for impairment of acquired intangible assets and other acquisition-related costs.

(2) COVID-19 related expenses include, when applicable, bad debt provision related to the effect of the COVID-19 pandemic on our clients’ businesses, donations and other expenses directly attributable to the pandemic that are both incremental to expenses incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations. Moreover, these expenses also include rent concessions that we were granted due to the pandemic environment.

(3) Impairment of assets, net of recoveries includes, when applicable, charges for impairment of intangible assets, charges for impairment of investments in associates and charges for impairment of tax credits, net of recoveries.

(4) Non-IFRS Adjusted net income and adjusted Diluted EPS for 2021, 2020 and 2019 reflect the tax impact of non-IFRS adjustments. Non-IFRS Adjusted net income and adjusted Diluted EPS for 2020 and 2019 previously presented were recast to conform to the current presentation.

B. Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities. For the year 2021, we derived 86.7% of our revenues from clients in North America and Latin America pursuant to contracts that are entered into by our subsidiaries located in the United States, Argentina, Chile, Mexico and Brazil.

Our primary cash needs are for capital expenditures (consisting of additions to property and equipment and to intangible assets) and working capital. We may also require cash to fund acquisitions of businesses.

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

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital and capital expenditure needs for at least the next twelve months from the date of this report. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the acquisition of other companies, global economic conditions and the retention of customers. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms, or at all.

We will continue to invest in our subsidiaries. In the event of any repatriation of funds or declaration of dividends from our subsidiaries, there will be a tax effect because dividends from certain foreign subsidiaries are subject to taxes. See "Additional Information — Taxation".

The following table sets forth our historical capital expenditures for the years ended December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020

	(In thousands)
Total fixed assets acquisitions	$53,159	$30,095
Total intangible assets acquisitions	52,449	75,021
Additions related to business combinations	(15,983)	(52,033)
Total Capital Expenditures	89,625	53,083

Investments

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

During 2021, we invested $89.6 million in capital expenditures primarily made to complete our works on our delivery centers in Buenos Aires and Tandil, Argentina, Bogota, Colombia, Pune, India, Minsk, Belarus and Madrid, Spain. Additionally, we invested $38.2 million mainly in internal developments and acquired licenses.

Acquisitions

On July 31, 2020, we entered into an equity purchase agreement with the equityholders of Grupo ASSA Worldwide S.A., a Spanish stock company and certain of its affiliated entities (collectively, "Grupo ASSA"), pursuant to which we acquired all of the outstanding equity interests in Grupo ASSA. The transaction was simultaneously signed and closed. Grupo ASSA is a digital business consulting company with operations in Latin America, Europe, and the United States. The aggregate purchase price payable under the equity purchase agreement amounted to $74.5 million. The fair value of the consideration recognized in our financial statements amounted to $54.7 million, based on target achievements and price adjustments.

On October 21, 2020, we entered into a purchase agreement with the equity holders of Xappia S.R.L., an Argentine company, Xappia SpA, a Chilean company, and Xappia Brasil Servicios de Assessoria Empresarial LTDA., a Brazilian company, pursuant to which we agreed to purchase all of the outstanding equity interests in Xappia S.RL. and Xappia SpA and certain rights, titles and interests of Xappia Brasil Servicios de Assessoria Empresarial LTDA. The transaction was closed on November 13, 2020. The purpose of the purchase was to increase the Salesforce delivery capabilities to our South American clients. The aggregate purchase price payable under the purchase agreement amounted to $10 million. The fair value of the consideration recognized in our financial statements amounted to $11.3 million, based on target achievements and price adjustments.

On November 9, 2020, we entered into an equity purchase agreement with the equity holders of Giant Monkey Robot, Inc., an American stock company, pursuant to which we purchased all of the outstanding interests in Giant Monkey Robot Inc. and its only subsidiary, Giant Monkey Robot SpA, a Chilean stock company. The transaction was simultaneously signed and closed. Giant Monkey Robot is mainly a game developing company, with experts in complex technology solutions and experienced in supporting and maintaining live operation games for several platforms. The aggregate purchase price payable under the equity purchase agreement amounted to $9.5 million. The fair value of the consideration recognized in our financial statements amounted to $9.7 million, based on target achievements and price adjustments.

On December 18, 2020, we entered into an equity purchase agreement with the equityholder of BlueCap Management Consulting S.L., a Spanish limited liability company ("BlueCap"), pursuant to which we acquired all of the outstanding equity interests in BlueCap. The transaction was simultaneously signed and closed. BlueCap provides leading financial institutions consulting services primarily related to strategic management of risk, capital and value. The aggregate purchase price payable under the equity purchase agreement amounted to €120 million. The fair value of the consideration recognized in our financial statements amounted to $149.5 million, based on target achievements and price adjustments.

On February 28, 2021, we entered into a sale and purchase agreement with the equity holder of Cloudshiftgroup Limited, a limited liability company organized under the Law of England and Wales ("Cloudshift") pursuant to which we purchased the entire capital of Cloudshift. The transaction was simultaneously signed and closed. Cloudshift is a Salesforce platinum partner which provides Salesforce advisory and implementation services in the United Kingdom. The aggregate purchase price payable under the equity purchase agreement amounted to £34.5 million. The fair value of the consideration recognized in our financial statements amounted to $48.9 million, based on target achievements and price adjustments.

On May 11, 2021, we entered into a sale and purchase agreement with the equity holder of Hybrido Worldwide, S.L., a limited liability company (sociedad limitada) organized under the Laws of Spain and certain of its affiliated entities (collectively, "Habitant") pursuant to which we purchased the entire outstanding capital of Habitant. The transaction was simultaneously signed and closed. The aggregate purchase price payable under the equity purchase agreement amounted to €17.4 million. The fair value of the consideration recognized in our financial statements amounted to $22.2 million, based on target achivements and price adjustments.

On July 8, 2021, we entered into a sale and purchase agreement with the equity holder of Walmeric Soluciones S.L., a limited liability company (sociead limitada) organized under the Laws of Spain ("Walmeric") pursuant to which we purchased the outstanding capital of Walmeric. The transaction was simultaneously signed and closed. Walmeric is a offers a multi-channel marketing platform focused on a lead to revenue management with strong B2B2C expertise. Their main product is the cloud based platform (SaaS) Delio, a complete lead management platform that helps companies track and qualify leads, discover their interests and contact them with all that information to convert them efficiently into sales. The aggregate purchase price payable under the equity purchase agreement amounted to €41.6 million. The fair value of the consideration recognized in our financial statements amounted to $53.4 million, based on target achievements and price adjustments.

On October 5, 2021, we entered into a sales and purchase agreement with the equity holder of Atix Labs S.R.L., a limited liability company organized under the laws of Argentina, and Atix Labs LLC, a limited liability company organized under the laws of the State of Florida (collectively "AtixLabs") pursuant to which we purchased the outstanding captial of AtixLabs. The transaction was signed on September 22, 2021 and closed in October 5, 2021. AtixLabs is a Blockchain Company, specialized in building digital products that require Blockchain Implementation Partnered with RSK, IDB, Cardano Foundation and IBM. AtixLabs works with cryptofinance, fundraising, decentralized identity, tokens, traceability, DAOs, deep research and tools. The aggregate purchase price payable under the equity purchase agreement amounted to $5.5 million. The fair value of the consideration recognized in our financial statements amounted to $5.8 million, based on target achievements and price adjustments.

On November 30, 2021, we entered into a sale and purchase agreement with the equity holder of Navint Partners LLC, a limited liability company organized under the Laws of Delaware, with subsidiaries in United Kingdom, Holland, Canada and India (collectively "Navint") pursuant to which we purchased the outstanding capital of Navint. The transaction was signed on November 14, 2021, and closed on November 30, 2021. Navint is and advisory and technology firm that helps enterprise organizations drive growth and operational efficiency and helps business unlock value form investments in CPQ (Price Quote), Billing, Unified Commerce and Contract Lifecycle Management (CLM) on the Salesforce platform. The aggregate purchase price payable under the equity purchase agreement amounted to $83.0 million. The fair value of the consideration recognized in our financial statements amounted to $79.1 million, based on target achievements and price adjustments.

As of December 31, 2021, we had cash and cash equivalents and current investments of $460.4 million.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	For the year ended December 31,
	2021	2020
Net cash provided by operating activities	$178,974	$99,872
Net cash used in investing activities	(272,880)	(124,015)
Net cash provided by financing activities	243,986	241,546
Cash and cash equivalents at beginning of the year	278,939	62,721
Cash and cash equivalents at end of the year	429,019	280,124
Net increase in Cash and cash equivalents at end of year	150,080	217,403

Operating Activities

Net cash provided by operating activities was generated primarily by profits before taxes adjusted for non-cash items, including depreciation and amortization expense, shared-based compensation expense and the effect of working capital changes.

Net cash provided by operating activities was $179.0 million for the year ended December 31, 2021, as compared to net cash provided in operating activities of $99.9 million for the year ended December 31, 2020. This increase of $79.1 million in net cash provided by operating activities was primarily attributable to a $116.0 million increase in profit before income tax expense adjusted for non-cash-items, a $3.8 million decrease in working capital, a $7.5 million decrease in the utilization of provision for contingencies and a $25.6 million decrease in income tax payments.

Changes in working capital in the year ended December 31, 2021 consisted primarily of a $93.0 million increase in trade receivables, a $21.1 million increase in other receivables, a $1.3 million increase in other assets, a $10.9 million increase in trade payables, a $4.6 million increase in tax liabilities, and $66.7 million increase in payroll and social security taxes payable. The $93.0 million increase in trade receivables reflects our revenue growth. The $21.1 million increase in other receivables was mainly related to the increase in prepaid expenses, tax receivables and advances to suppliers. Payroll and social security taxes payable increased to $184.5 million as of December 31, 2021 from $111.9 million as of December 31, 2020, primarily as a result of the growth in our headcount in line with our expansion.

 For discussion related to cash flows from operating activities during 2020 compared to 2019, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021.

Investing Activities

Net cash of $272.9 million was used in investing activities for the year ended December 31, 2021, as compared to $124.0 million of net cash used in investing activities during the year ended December 31, 2020. During the year ended December 31, 2021, we invested $13.0 million in mutual funds, sovereign bonds and commercial papers, we invested $76.4 million in fixed and intangible assets, $173.8 million in acquisition-related transactions, and we made payments of $9.6 million related to future and forward contracts.

 For discussion related to cash flows from investing activities during 2020 compared to 2019, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021.

Financing Activities

Net cash of $244.0 million was provided by financing activities for the year ended December 31, 2021, as compared to $241.5 million of net cash provided by financing activities for the year ended December 31, 2020. During the year ended December 31, 2021, we received $286.2 million in gross proceeds from the common share public offering in June, and $1.7 million for the issuance of shares under our share-based compensation plan. Additionally, during the year ended December 31, 2021 we paid $16.7 million net of borrowings, and $27.2 million of lease liabilities.

 For discussion related to cash flows from financing activities during 2020 compared to 2019, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021.

Future Capital Requirements

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

On February 6, 2020, the Borrower, entered into the Second A&R Credit Agreement (as amended in October 2021), pursuant to which the Borrower may borrow (i) up to $100 million in up to four borrowings on or prior to April 1, 2022 under a delayed-draw term loan facility and (ii) up to $250 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million. The maturity date of each of the facilities is February 5, 2025. Pursuant to the terms of the Second A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to either (i) LIBOR plus 1.50%, or (ii) LIBOR plus 1.75%, determined based on the Borrower’s Maximum Total Leverage Ratio (as defined in the Second A&R Credit Agreement). The Borrower’s obligations under the Second A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The Second A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

In response to the transition away from and discontinuation of LIBOR and other interest rate benchmarks, we have taken, and are continuing to take, necessary steps to proactively address the transition, including monitoring external developments, negotiating successor reference rates with relevant counterparties, planning for the circumstances where the transition results in a mismatch with the fallback reference rates used, and evaluating the potential impact on our financial results and condition.
Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of December 31, 2021 and the effect such obligations are expected to have on our liquidity and cash flows.

	Payments due by period (in thousands)
	2022	2023	2024	Thereafter	Total
Trade payables	$63,210	$3,824	$2,554	$10	$69,598
Borrowings	13,320	556	556	884	15,316
Lease liabilities	31,360	31,194	25,522	66,240	154,316
Other financial liabilities (1)	48,242	42,024	23,661	—	113,927
TOTAL	$156,132	$77,598	$52,293	$67,134	$353,157

(1) Corresponds to liabilities related to business combinations See note 26 to our audited consolidated financial statements.

Appropriation of Retained earnings under Subsidiaries' local Laws and restrictions on distribution of dividends by certain Subsidiaries

The ability of certain of our subsidiaries to pay dividends to us is subject to their satisfaction of requirements under local law to set aside a portion of their net income in each year to legal reserves, as well as subject to certain tax restrictions. Please refer to note 31 of our audited consolidated financial statements for further information.

Equity Compensation Arrangements

On July 3, 2014, our board of directors and shareholders approved and adopted the 2014 Equity Incentive Plan, which was amended by our board of directors to increase the number of common shares that may be issued as stock awards from 1,666,667 to 3,666,667 on May 9, 2016, and from 3,666,667 to 5,666,667 on February 13, 2019. The 2014 Equity Incentive Plan was further amended by our board of directors on May 18, 2021 to reduce the number of common shares that may be issued as stock awards by 1,600,000 common shares, from 5,666,667 to 4,066,667.

From the date of the 2014 Equity Incentive Plan's adoption, we have granted to members of our senior management and certain other employees options to purchase common shares and restricted stock units ("RSUs"). On September 27, 2021, our compensation committee adopted and approved the granting of performance-based restricted stock units ("PRSUs") under the 2014 Equity Incentive Plan. Since that time, 40% of the awards granted under the 2014 Equity Incentive Plan were in the form of PRSUs tied to performance and 60% were in the form of RSUs tied to retention.

Each of our employee share options is exercisable for one of our common shares, and each of our RSUs and PRSUs will be settled, automatically upon its vesting, with one of our common shares. No amounts are paid or payable by the recipient upon receipt of an option, RSU or PRSU. Neither the options, nor the RSUs or PRSUs carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date). Most of the options, RSUs and PRSUs under the plan were granted with a vesting period of four years, 25% becoming exercisable on each anniversary of the grant date. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards as of the grant date. Fair value is calculated using the Black-Scholes option pricing model.

Under the terms of our 2014 Equity Incentive Plan, from its adoption until the date of this annual report, we have granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,251,372 common shares and 1,463,968 RSUs and PRSUs, net of any cancelled and/or forfeited awards.

There were 1,223,449, 1,521,988 and 1,676,498 outstanding stock options, RSUs and/or PRSUs as of December 31, 2021, 2020 and 2019, respectively. For 2021, 2020 and 2019, we recorded $42.4 million, $24.6 million and $19.9 million of share-based compensation expense related to these share option and restricted stock unit agreements, respectively. For further discussion of the 2014 Equity Incentive Plan, see “Compensation—2014 Equity Incentive Plan".

On March 1, 2021, our board of directors adopted an Employee Stock Purchase Plan (the "ESPP") effective as of March 1, 2021. The purpose of the ESPP is to advance the interests of the Company and our shareholders by providing an incentive to attract, retain and reward our eligible employees and by motivating such persons to contribute to the growth and profitability of the Company. The ESPP provides such eligible employees with an opportunity to acquire a proprietary interest in the Company through the purchase of the Company’s common shares payable by means of payroll deductions. As of the date of this annual report, we have delivered 7,453 common shares under the plan. For further discussion of the ESPP, see “Employees—2021 Employee Stock Purchase Plan".

In addition, on December 1, 2021, our compensation committee, as administrator, approved the granting of awards in the form of Stock-Equivalent Units ("SEUs") to be settled in cash or common shares, or a combination thereof, under the 2014 Equity Incentive Plan. The purpose of the granting awards in the form of SEUs is to provide an incentive to attract, retain and reward talent in the IT industry and to prompt such persons to contribute to the growth and profitability of the Company. Eligible employees will receive a grant of SEUs with a unit value equal to the market value of one common share of the Company, to be settled in cash or common shares of the Company. As of the date of this annual report we granted no SEUs. For further discussion of the SEUs, see "Employees—2021 Stock-Equivalent Units".

C. Research and Development, Patents and Licenses, etc.

See “Information of the company - Business Overview — Intellectual Property.”

D. Trend Information

See "Operating Results — Factors Affecting Our Results of Operations."

Other than as disclosed in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

See note 4 to our audited consolidated financial statements for the year ended December 31, 2021.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

The table below sets forth information concerning our directors as of February 10, 2022.

Name	Position	Age	Date of Appointment	Current Term Expiring at Annual Meeting of Shareholders to Be Held in Year
Martín Migoya	Chairman of the Board and Chief Executive Officer	53	April 2, 2021	2024
Martín Gonzalo Umaran	Director - Chief Corporate Development Officer & President for EMEA	53	April 3, 2020	2023
Guibert Andrés Englebienne	Director - President of Globant X and Globant Ventures - President for Latin America	55	April 3, 2020	2023
Francisco Álvarez-Demalde	Director	43	May 31, 2019	2022
Mario Eduardo Vázquez	Director	86	May 31, 2019	2022
Philip A. Odeen	Director	86	April 2, 2021	2024
Linda Rottenberg	Director	53	April 3, 2020	2023
Richard Haythornthwaite	Director	65	May 31, 2019	2024
Maria Pinelli	Director	59	April 2, 2021	2022

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

Martín Migoya

Mr. Migoya has served as Chairman of our board of directors and Chief Executive Officer since 2005. He founded our company together with Messrs. Englebienne, Nocetti and Umaran in 2003. Mr. Migoya is frequently invited to lecture at various conventions and at universities like MIT and Harvard, and has been a judge at the Endeavor Entrepreneurs panel and at La Red Innova. Mr. Migoya was selected as an Endeavor Entrepreneur in 2005 and won a Konex Award as one of the most innovative entrepreneurs of 2008. He was selected as an Argentine Creative Individual of 2009 (Círculo de Creativos de la Argentina) and received the Security Award as one of the most distinguished Argentine businessmen of 2009. He also received in 2009 the America Economía Magazine’s “Excellence Award”, which is given to entrepreneurs and executives that contribute to the growth of Latin American businesses. In 2011, Latin Trade recognized Mr. Migoya as Emerging CEO of the Year. In 2013, Mr. Migoya received the “Entrepreneur of the Year Award” from Ernst & Young. In 2019, he was named Top CEO of the Year at the 2019 CEO World Awards and CEO of the year by El Cronista Comercial (Argentina). He is a member of the Young President’s Organization and a board member of Endeavor Argentina. Mr. Migoya holds a degree in electronic engineering from Universidad Nacional de La Plata (UNLP) and a master’s degree in business administration, from the Universidad del Centro de Estudios Macroeconómicos de Argentina. He co-authored two books, "The Never Ending Digital Journey" and "Embracing the power of AI", where he shares his thoughts on how technology is changing the world and how brands need to adapt to lead this revolution. Since July 2021, Mr. Migoya is the Manager of Enigma.art LLC. We believe that Mr. Migoya is qualified to serve on our board of directors due to his intimate familiarity with our company and the perspective, experience, and operational expertise in the technology services industry that he has developed during his career and as our co-founder and Chief Executive Officer.

Martín Gonzalo Umaran

Mr. Umaran has served as a member of our board of directors since 2012. In 2021, Mr. Umaran was appointed as Chief Corporate Development Officer, responsible for incorporating acquired organizations into the Company as part of our global growth strategy. He has also been appointed president for EMEA, working side by side with our team in the EME region to achieve our growth plans. . Mr. Umaran previously served as Chief of Staff from 2013 to 2021. As Globant’s Chief of Staff, Mr. Umaran was responsible for coordinating our back office activities, supporting executives in daily projects and acting as a liaison to our senior management. He was also responsible for our mergers and acquisitions process and for strategic initiatives. From 2005 to 2012, he served as Globant’s Chief Operations Officer and Chief Corporate Business Officer, in charge of managing our delivery teams and projects. Together with his three Globant co-founders, Mr. Umaran was selected as an Endeavor Entrepreneur in 2005. Mr. Umaran holds a degree in mechanical engineering from Universidad Nacional de La Plata

(UNLP). We believe that Mr. Umaran is qualified to serve on our board of directors due to his intimate familiarity with our company and his perspective, experience, and operational expertise in the technology services industry that he has developed during his career as our co-founder and executive officer.

Guibert Andrés Englebienne

Mr. Englebienne has served as a member of our board of directors since 2003 In 2021, Mr. Englebienne became President of Globant X and Globant Ventures to help drive the success of these initiatives. He also was appointed President for Latin America, a role to provide strategic advice to our regional leadership. Mr. Englebienne previously served as our Chief Technology Officer from 2003 to 2021. He is one of Globant’s co-founders. Prior to co-founding Globant, Mr. Englebienne worked as a scientific researcher at IBM and, later, as head of technology for CallNow.com Inc. As Globant’s Chief Technology Officer, he oversees the technological development of Globant's diverse Studios, each a deep pocket of expertise with a focus on incorporating the latest trends to bring solutions to global companies. Together with his three Globant co-founders, Mr. Englebienne was selected as an Endeavor Entrepreneur in 2005. In addition to his responsibilities at Globant, Mr. Englebienne is President of Endeavor Argentina. In 2011, he was included in Globalization Today’s “Powerful 25” list. Mr. Englebienne holds a bachelor’s degree in Computer Science and Software Engineering from the Universidad Nacional del Centro de la Provincia de Buenos Aires in Argentina. We believe that Mr. Englebienne is qualified to serve on our board of directors due to his intimate familiarity with our company and his perspective, experience, and operational expertise in the technology services industry that he has developed during his career as our co-founder and executive officer.

Francisco Álvarez-Demalde

Francisco Alvarez-Demalde has served as a member of our board of directors since 2007. He is a Co-Founder and Managing Partner of Riverwood Capital, which invests in high-growth technology companies globally. Mr. Alvarez-Demalde has built the Riverwood Capital franchise and been involved in the scalability journey of several of Riverwood’s portfolio companies. Prior to establishing Riverwood Capital, Mr. Alvarez-Demalde was an investment executive at Kohlberg Kravis Roberts & Co. (KKR), where he focused on private equity investments in the technology industry and other sectors, and with Eton Park and Goldman Sachs & Co. During his career, Mr. Alvarez-Demalde has led investments or been actively involved in the development, operations, and growth of several successful businesses across North America, Latin America, and other geographies. He earned a Licentiate (Honors) in Economics from San Andres University, Argentina and participated in an exchange program at the Wharton School of Business. Mr. Álvarez-Demalde is a Director of GoIntegro, Greenhouse, Shiphero, and VTEX (NYSE: VTEX), and an investor, Board Advisor and/or former Director of several other companies, including 99, Alog Data Centers do Brasil, Billtrust (Nasdaq: BTRS), CloudBlue, Dock, Industrious, Insider, LAVCA, Mandic, MotionPoint, Navent, Nium, Pixeon, RD Station, Sensedia, SecurityScorecard, Suma, Technisys, among others. He is also active in non-profit initiatives related to education and a Global Ambassador for Endeavor. We believe that Mr. Álvarez-Demalde is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

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

Linda Rottenberg

Ms. Rottenberg has served as a member of our board of directors since 2017 and chairman of Globant's Corporate Governance and Nominating Committee since 2020. She is the Co- Founder and Chief Executive Officer of Endeavor Global Inc., a leader of the global entrepreneurship movement, since 1997. With offices in 40 countries, 500 employees, and an unrivaled network, Endeavor Global Inc. rigorously identifies, selects, and scales the most innovative companies in emerging and underserved markets. Endeavor Entrepreneurs have collectively produced 4 million jobs and annually generates over $27 billion in revenue. Ms. Rottenberg also oversees Endeavor Catalyst Funds, a pioneering co-investment fund that is widely recognized as a premier venture investor in Latin America, the Middle East, Southeast Asia, Africa, Europe, and the United States. Since launching in 2012, Endeavor Catalyst Funds has raised over $250 million across three funds, made 160 investments across 30 countries, and realized 10 exits. Under Ms. Rottenberg's leadership, Endeavor Catalyst Fund has made investments in Latin America, including Globant S.A., Rappi (valued at more than $3.5 billion), and Creditas (valued at $1.75 billion), Europe/Middle East, including Peak Games (acquired by Zynga in $1.8 billion) and Checkout.com (valued at more than $15 billion), and Southeast Asia, including Bukalapak (valued at more than $2.5 billion) and RUMA (acquired by Go-JEK). In addition to serving as a member of our board of directors, Ms. Rottenberg currently serves as a Director and Compensation Committee Chair to OLO, the leading SaaS-based food-ordering platform, and Reinvent Technology Partners Z, a SPAC formed by LinkedIn cofounder Reid Hoffman and Zynga founder Marc Pincus (NYSE: RTPZ-U). She formerly served as a Director and member of the Compensation Committee of ZAYO Group, an $8.3 billion global bandwidth infrastructure company. She is a member of YPO, CFR, and the Yale President’s Council on International Activities. Her 2014 book, "CRAZY IS A COMPLIMENT", became an instant New York Times bestseller. Ms. Rottenberg has been named “Innovator for the 21st Century” (TIME), “America’s Best Leader” (U.S. News) and “Global Leader for Tomorrow" (World Economic Forum). She is the subject of four Harvard Business School and one Stanford GSB case studies. Other honors include: Silicon Valley Forum Visionary Award; Heinz Award; Babson College Honorary Doctorate of Humane Letters; Yale Law School Award of Merit. Ms. Rottenberg is a graduate of Harvard College and Yale Law School. We believe that Ms. Rottenberg is qualified to serve on our board of directors due to her knowledge and experience in the technology industry and experience serving as director of other companies.

Richard Haythornthwaite

Mr. Haythornthwaite has served as a member of our board of directors since February 2019. He served as the global chairman of the NYSE-listed Mastercard Inc. until December 31, 2020. Mr. Haythornthwaite is also Advisory Partner to Moelis & Co and chair of Ocado Plc; AA and Xynteo. He is a co-founder and chairman of QIO Technologies, an industrial artificial intelligence company. He is also an investor in and chairman of ARC International, the global glass tableware manufacturer. He was previously the CEO of Invensys from 2001-2005 and Blue Circle Industries from 1999-2001 having joined as Director of Asia and Europe in 1997. He spent his early career in BP from 1978-1995 before moving to Premier Oil as Commercial Director from 1995 to 1997. He has served as on the boards of Network Rail and Centrica Plc. as chairman and Cookson, Lafarge, ICI and Land Securities as non-executive director. In the UK non-for-profit sector he is the current chair of the Creative Industries Federation and former chair of the Southbank Centre and Almeida Theatre. He was educated at MIT (Sloan Fellow) and The Queen’s College, Oxford (MA  Geology). We believe that Mr. Haythornthwaite is qualified to serve on our board of directors due to his extensive business experience, risk management expertise and financial understanding.

Maria Pinelli

Ms. Pinelli has served as a member of our board of directors since April 2021 and our audit committee since August 2021. She currently serves on the board of directors of Archer Aviation, Inc (NYSE: ACHR) and Clarim Acquisition Corp. (NASDAQ: CLRMU). Previously, Ms. Pinelli served as Global Vice Chair of Ernst & Young LLP (“EY”) from 2011 to 2017 and led EY’s Global Strategic Growth Business unit with a focus on serving entrepreneurs and private and public companies poised for exponential growth. Ms. Pinelli led EY’s efforts across all business sectors overseeing the Americas, Europe, Middle East, India, Africa, Asia Pacific and Japan, regions covering over 150 countries. During the same period, she also served as EY’s Global IPO Leader, helping clients prepare for the public markets including IPO readiness, SOX compliance and how to manage stakeholder expectations. Prior to leading the global business of EY, Ms. Pinelli was EY’s Director of Strategic Growth Markets for the Americas from 2006 to 2011. In this role, Ms. Pinelli led a team of over 5,000 professionals serving high growth private, pre-IPO companies, and public and private equity backed businesses. Following her role as Global Vice Chair, from 2018 to 2020, Ms. Pinelli led EY’s Consumer Products and Retail sector based in the US Southeast. Ms. Pinelli is a qualified public accountant in Canada and the United Kingdom, and prior to her career at EY, was a lead client service partner serving significant clients in the technology, consumer and retail sectors. She has been involved in multiple IPOs and M&A strategic transactions over her career. Ms. Pinelli received her Bachelor of Commerce from McMaster University and completed executive programs at Harvard Business School and the Kellogg School of Management. Ms. Pinelli has also participated as a speaker at the Most Powerful Women Summit and G20 summits, and has been featured in the Wall Street Journal, Bloomberg, CNBC and Squawk Box. In addition, she was admitted to the Committee 200 and named to the list of Power 100 Women. Ms. Pinelli has also served as Chair of the Network for Teaching Entrepreneurship and a member of the World Economic Forum Global Growth Company Advisory Committee. We believe that Ms. Pinelli is well-qualified to serve as a director and financial expert due to her previous leadership roles, international business experience, financial acumen and extensive experience in advising growth companies.

 Senior Management

As of February 11, 2022, our group senior management is made up of the following members:

Name	Position
Martín Migoya	Chief Executive Officer
Martín Gonzalo Umaran	Chief Corporate Development Officer - President for EMEA
Guibert Andrés Englebienne	President of Globant X and Globant Ventures - President for Latin America
Juan Ignacio Urthiague	Chief Financial Officer
Patricia Pomies	Chief Operating Officer
Yanina Maria Conti	Chief Accounting Officer
Gustavo Barreiro	Chief Information Officer
Wanda Weigert	Chief Brand Officer
Diego Tártara	Chief Technology Officer
Mercedes María Mac Pherson	Chief Talent & Diversity Officer
Patricio Pablo Rojo	General Counsel

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

Patricia Pomies

Mrs. Pomies has been our Chief Delivery Officer since January 2017 to 2021. In this role, Mrs. Pomies was in charge of our overall strategy related to quality of service and delivery. At the same time, recognizing the importance of Globers’ well-

being, training and skill development, Mrs. Pomies was appointed as Chief Delivery and People Officer, expanding her responsibilities to include oversight of the People department of the company. Mrs. Pomies is an advocate for increasing the number of women in management positions, recognizing the gender gap in the tech industry. In addition, she was one of the architects behind Globant’s Be Kind initiative, focusing on development areas in gender equality, technology ethics and renewable energy, among others. Mrs. Pomies first joined our company in 2012 and was previously a director of Europe, Middle East and Africa (EMEA) and on-line, insurance and travel (OIT), two of our main business units. As such, she was responsible for each unit’s business and operations, with particular focus on expanding the EU market. In 2021, Mrs. Pomies was appointed as Chief Operating Officer, working on turning strategy into actionable goals for growth, helping to implement organization-wide goal setting, performance management, and annual operating planning. This role consolidates a comprehensive vision in which Delivery, People, Performance and Operations come together to ensure sustainable business growth. Mrs. Pomies was director at Educ.ar Portal from 2003 to 2013, a key initiative within Argentina’s Ministry of Education for principals, teachers, students and families to adopt information and communication technologies in education. Additionally, she was responsible for content production and tracking of “Equality Connect,” a program directly supported by the President of Argentina to distribute more than 3.5 million netbooks within the Argentine public education system. Mrs. Pomies has been a Professor of Social Communication at Maimonides University and Assistant Professor of Communication Sciences at the University of Buenos Aires.

Yanina Maria Conti

Mrs. Conti has been our Chief Accounting Officer since 2017. From 2013 until 2017, she served as our SEC Reporting and Audit Manager. From 2004 to 2013, Mrs. Conti worked for Ernst & Young, auditing large public and private firms and gaining experience with IFRS accounting and audit procedures. As our Chief Accounting Officer, Mrs. Conti is in charge of accounting, payroll, external audit and reporting. Mrs. Conti has a degree in public accounting and in business administration from the Universidad de Buenos Aires.

Gustavo Barreiro

Mr. Barreiro has been our Chief Information Officer since July 2012. Mr. Barreiro has served in various other positions, including our presales manager from April 2005 to April 2008, Business Controlling Manger from May 2008 to September 2010, and Executive Vice President, Delivery from 2010 to 2012. As Globant's Chief Information Officer, Mr. Barreiro is responsible for our infrastructure team (IT operations and information security), enterprise applications, and IT services. He holds a bachelor's degree in industrial engineering from the Universidad de Buenos Aires and a master's degree in business administration from the Instituto para el Desarollo Empresario Argentino (IDEA).

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

Diego Tártara

Diego Tártara is our Chief Technology Officer and is in charge of overseeing our Studios and all technology offerings, including Business Hacking, and Adaptive Organizations. He has been with the Company since 2008, when he joined as a leader for a development group. Since then, he has held several management positions, including Technical Director, Studio Partner and CTO for Globant Studios. After he joined, he quickly took the Technical Director role for one of Globant’s major account, a leading gaming company. He was then appointed as Studio Partner for Gaming, a position he held for over five years. He also run the IoT studio for a year and was part of the team that started the Discover studio before being appointed as CTO. Diego has more than 15 years of experience developing small, mid and large scale software. With strong background in desktop, embedded and backend development and love for C/C++, gaming and graphics.

Mercedes María Mac Pherson

Mercedes María Mac Pherson is currently serving as our Chief Talent & Diversity Officer. She has been working in the human resources function for 20 years. During her career at Globant, she has served as our Head of Talent Acquisition, Compensations, People Champions and People Latam Region. She previously worked as a Director and Recruiting Manager for

Leviminond Group, where she was responsible for the startup of a recruitment process outsourcing business unit covering the Argentine, Latin-American and U.S. markets. During that time, she led several recruiting projects working alongside the Ministry of Labor and several IT companies to recruit over 12,000 candidates nationwide in Argentina. She started her education at the University of Northern Colorado and ultimately majored in International Relations at Universidad del Salvador. Ms. Mac Pherson was also a teacher at Universidad de Palermo, where she taught the international program of Human Resources Management for the University of London.

Patricio Pablo Rojo

Mr. Rojo has been our General Counsel since October 2021. He has the overall responsibility of supervising Globant´s Legal and Compliance department. He previously served in this role from 2013 to 2018. Prior to his return to Globant, he spent almost three years as our external counsel, assisting Globant with several transactions and critical initiatives. Prior to joining Globant in 2013, Mr. Rojo worked as a corporate and banking law associate at the law firm Marval O´Farrel & Mairal from 2002 to 2006 and from 2007 to 2013. Between 2006 and 2007, he was an International Associate at the New York office of Simpson, Thacher & Bartlett LLP. Pablo has a law degree from the Pontificia Universidad Católica Argentina "Santa María de los Buenos Aires" and has completed post-graduate studies in law and economics at Torcuato Di-Tella University.

B. Compensation

Compensation of Board of Directors and Senior Management

The total fixed and variable remuneration of our directors and senior management for the years ended December 31, 2021, 2020 and 2019 amounted to $6.7 million, $6.6 million and $6.9 million, respectively.

We adopted an equity incentive plan in connection with the completion of our initial public offering. See “Compensation — 2014 Equity Incentive Plan” below for further information. On September 27, 2021, our compensation committee approved the granting of restricted stock units based on performance (PRSUs) under the 2014 Equity Incentive Plan. See "Liquidity and Capital Resources — Equity Compensation Arrangements" above for further information.

From the adoption of this plan until the date of this annual report we granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,251,372 common shares and 1,463,968 RSUs and PRSUs, net of any cancelled and/or forfeited awards. In addition, we replaced our existing variable compensation arrangements with a new short-term incentive plan providing for the payment of bonuses based on the achievement of certain financial and operating performance measures.

2014 Equity Incentive Plan

On July 3, 2014, our board of directors and shareholders approved and adopted our 2014 Equity Incentive Plan, which was amended by our board of directors to increase the number of common shares that may be issued as stock awards from 1,666,667 to up to 3,666,667 on May 9, 2016, and from 3,666,667 to 5,666,667 on February 13, 2019. The 2014 Equity Incentive Plan was further amended by our board of directors on May 18, 2021 to reduce the number of common shares that may be issued as stock awards by 1,600,000 common shares from 5,666,667 to 4,066,667, in the aggregate, since the inception of the 2014 Equity Incentive Plan. As of the date of this annual report, the number of common shares available for issuance pursuant to existing and future Stock Awards is 321,327. The following description of the plan is qualified in its entirety by the full text of the plan, which has been filed with the SEC as an exhibit to the registration statement previously filed in connection with our initial public offering and incorporated by reference herein.

Purpose. We believe that the plan will promote our long-term growth and profitability by (i) providing key people with incentives to improve shareholder value and to contribute to our growth and financial success through their future services, and (ii) enabling us to attract, retain and reward the best-available personnel.

Eligibility; Types of Awards. Selected employees, officers, directors and other individuals providing bona fide services to us or any of our affiliates, are eligible for awards under the plan. The administrator of the plan may also grant awards to individuals in connection with hiring, recruiting or otherwise before the date the individual first performs services; however, those awards will not become vested or exercisable before the date the individual first performs services. The plan provides for grants of stock options, stock appreciation rights, restricted or unrestricted stock awards, RSUs, performance awards and other stock-based awards, or any combination of the foregoing.

Common Shares Subject to the Plan. The number of common shares that we may issue with respect to awards granted under the plan will not exceed an aggregate of 4,066,667 common shares. This limit will be adjusted to reflect any stock dividends, split ups, recapitalizations, mergers, consolidations, share exchanges, and similar transactions. If any award, or portion of an award, under the plan expires or terminates unexercised, becomes unexercisable, is settled in cash without delivery of common shares, or is forfeited or otherwise terminated or cancelled as to any common shares, the common shares subject to such award will thereafter be available for further awards under the plan. Common shares used to pay the exercise price of an award or tax obligations will not be available again for other awards under the plan.

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

Awards. The plan provides for grants of stock options, stock appreciation rights, restricted or unrestricted stock awards, RSUs, performance awards, and other stock-based awards.

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

Stock Awards. The plan allows the administrator to grant awards denominated in common shares or other securities, stock equivalent units or RSUs, securities or debentures convertible into common shares or any combination of the foregoing, to eligible participants. Awards denominated in stock equivalent units will be credited to a bookkeeping reserve account solely for accounting purposes. The awards may be paid in cash, in common shares or in a combination of common shares or other securities and cash.

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

Notwithstanding the foregoing, our compensation committee approved the acceleration of the vesting schedule of all of the outstanding Awards granted to certain senior executives in the event of a change in control (a) to be vested in three equal installments immediately prior to, or concurrently with, the change in control, and on the 6th and 12th month anniversaries from the change in control completion date, subject to continuation as employee; (b) to be vested immediately if the senior executive is terminated without cause or resigns with good reason during the first year following the change in control completion date; and (c) to be vested immediately prior to, and contingent upon, the change in control completion, if the executive has been dismissed without cause or has resigned with good reason at any time from the date the Company was made aware of the potential change in control, and such change in control occurs within the 6 months following the executive's dismissal without cause or resignation with good reason.

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

During 2021, we paid an aggregate cash compensation of 550,000 and we granted a total of 1,734 RSUs to certain independent members of our board of directors, all of which had been previously approved by our shareholders at our 2021 annual general meeting.

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

Benefits upon Termination of Employment

Neither we nor our subsidiaries maintain any directors’ service contracts providing for benefits upon termination of service. On December 27, 2012, we entered into noncompetition agreements with our founders. Under such agreements, as amended in 2016, the founders agreed that during their employment with us, and for a period of two years from the termination of such employment, they will not directly or indirectly perform any kind of activity or provide any service in other companies that provide the same kinds of services as those provided by us. In consideration of these noncompetition covenants, the founders Messrs. Martín Umaran, Guibert Englebienne and Néstor Nocetti will receive a compensation equal to 24 times the highest monthly compensation paid to them (including the proportional amount of any variable annual cash compensation payable to each of them, at target amounts) during the 12-month period immediately preceding the date of termination of their employment, and Mr. Martín Migoya will receive a compensation equal to 36 times the highest monthly compensation paid to him (including the proportional amount of any variable annual cash compensation payable to him, at target amounts) during the 12-month period immediately preceding the date of termination of his employment. This compensation will be paid in two equal installments. In 2016, our compensation committee also approved that each founder will be entitled to receive continued health coverage and life insurance after the termination of their employment and for a period of 36 months in the case of Martín Migoya and of 24 months in the case of Messrs. Umaran, Englebienne and Nocetti.

In October 2021, our compensation committee approved an amendment to certain of our senior executives’ noncompetition agreements to include in the calculation of their respective compensation the cash equivalent to their non-cash compensation. As a result, their noncompetition compensation will be equal to their full cash and non-cash compensations, and their agreements will include a non-interference covenant for a period of two years from the termination of their employment and a non-disparagement covenant. The compensation committee also approved the entrance into noncompetition agreements with other senior executives.

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

The current members of our audit committee are Ms. Pinelli and Messrs. Odeen and Vázquez, with Mr. Vázquez serving as the chairman of our audit committee and our audit committee financial expert as currently defined under applicable SEC rules. Each of Messrs. Vázquez and Odeen and Ms. Pinelli satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well us under Rule 10A-3 under the Exchange Act.

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

Effective as of July 23, 2014, our board of directors adopted a written charter for our corporate governance and nominating committee. In November 2021, our corporate governance and nominating committee approved an amendment to its charter intended to enhance our corporate governance practices, including, among others, a broader view of diversity in our board nominees selection process, an increased emphasis on attracting and/or retaining director nominees with certain specific skills and diverse experience, and the enhancement of our environmental, social and governance performance. Our corporate governance and nominating committee’s charter, as amended, is available on our website at http://www.globant.com.

D. Employees

Our Globers

People are one of our most valuable assets. Attracting and retaining the right employees is critical to the success of our business and is a key factor in our ability to meet our client’s needs and the growth of our client and revenue base.

As of December 31, 2021, 2020 and 2019, on a consolidated basis, we had 23,526, 16,251 and 11,855 employees, respectively.

As of December 31, 2021, we had 109 Globers, principally at our delivery centers in Rosario, City of Buenos Aires and Mendoza, in Argentina, covered by a collective bargaining agreement with the trade union Federación Argentina de Empleados de Comercio y Servicios ("FAECYS"), which is renewed on an annual basis. In addition, the Globers from our Brazilian payroll are affiliated with the trade union SINDPD-SP, the Globers from our Spanish payroll are affiliated with the trade unions UGT y CCOO - Oficinas y Despachos de la Comunidad de Madrid, and the Globers from our French payroll are affiliated to the trade union Fédération Syntec.

The following tables show our total number of full-time employees as of December 31, 2021 broken down by functional area and geographical location:

Number of employees
Technology	20,707
Operations	1,460
Sales and Marketing	220
Management and administration	1,139
Total	23,526

Number of employees
Argentina	5,369
Brazil	708
Colombia	5,314
Chile	1,278
United Kingdom	175
Uruguay	1,013
United States	709
Mexico	3,236
Peru	1,272
India	3,518
Spain	534
Belarus	203
Romania	164
France	6
Canada	9
Luxembourg	1
Costa Rica	11
Germany	6
Total	23,526

In 2007, we started shifting from a Buenos Aires-centric delivery model to a distributed organization with locations across Argentina, Latin America, Europe, Asia, and elsewhere. We believe that decentralizing our workforce and delivery centers improves our access to talent and could mitigate the impact of IT professionals’ attrition on our business. Additionally, we provide employees with more choices of where to work, which improves satisfaction and helps us retain our Globers. We continue to draw talent primarily from Latin America and Asia’s abundantly skilled talent base.

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

Attraction

We seek employees who are motivated to be part of a leading company that uses the latest technologies in the digital and cognitive field to transform organizations in every aspect.

Of our employee base, approximately 74.9% of our Globers have obtained a university degree and 22.2% are undergoing university-level studies while they are employed by our company. Approximately 2.9% have obtained a postgraduate level degree, and many have specialized industry credentials or licensing, including in systems engineering, electronic engineering, computer science, information systems administration, business administration and graphic and web design.

Since our inception, we believe we have become a unique player for talent in the countries where we have operations. Our culture is the foundation that supports and facilitates our distinctive approach.

This culture can be best described as entrepreneurial, collaborative, flexible, diverse and inclusive. Diversity and Inclusion are key to our business. Technology requires us to innovate constantly, and there is no way to innovate if we do not connect different points of view. This is why we strive to find talent in diverse places and walks of life, and why we launched several initiatives to strengthen our diversity.

Globant was named a Best Company for Women, Culture and Diversity in 2019 and 2018, and listed as one of the top 25 best companies for diversity in 2017 by Comparably.com.

Employee retention is one of our main priorities and a key driver of operational efficiency and productivity. We seek to retain top talent by providing the opportunity to work on cutting-edge projects for world-class clients, a flexible work environment, training and development programs, and non-traditional benefits. The total attrition rate among our Globers was 18.7%, 13.0% and 14.6% for the years ended December 31, 2021, 2020 and 2019, respectively.

Learning and Development

In 2021, we took our culture of continuous career development to the next level. Globant University became a digital ecosystem that promotes growth in the company through our Delta Formula: Explore + Educate + Expose = Movement. This is the official essence of career development and growth at Globant. We invite Globers to know about their career challenges, we offer diverse learning experiences so that each person can learn at their own pace, and we encourage continuous feedback to keep always improving. It includes three main tools: My Growth, Campus and BetterMe and a full list of programs and processes that accompany Globers on their journeys at Globant.

Explore: MyGrowth is the main place where Globers can manage and track their job position, areas of expertise and explore new knowledge based on career opportunities in a gamified way based on badges and missions. It gives Globers the possibility to understand the skills needed to master different specialties related to reinvent the industry and set up actions with their leaders to develop them.

Educate: In a complementary way, Campus is the main learning tool where Globers can find learning maps (repositories of different learning opportunities such as articles, videos, external courses and more) to learn in the flow of work. It also offers a catalogue with live sessions, self-paced training and evaluations to challenge their skills. We offer +1400 courses and +3500 learning resources created and/or selected by Globers.

Since Campus is working as a learning hub, the whole company can access the opportunities of the main programs at Globant to develop different skills (technical and soft skills) and also some corporate training and other self-paced resources to learn about internal processes. We dedicate significant resources to the development and professional growth of our employees through learning experiences.

For technical skills: Short training programs, called Academies, focused on gaining new skills (reskilling) or upgrading the ones previously acquired (upskilling); self-paced online courses on Campus, Udemy for Business and learning maps aligned to technical careers. We also develop specific technical programs Bootcamps programs focus on selecting, training and hiring talented collaborators.

For soft and communication skills Globers can take different courses and learning maps available and Campus. Towards the language program, we continued with English workshops for our Globers.

All these programs are developed and updated through our Learning Community: a group of committed, generous and technical experts. We encourage spaces to share experiences, connect with others with the same interests and provide the resources to deliver the best learning experiences at Globant.

Expose: BetterMe is the tool that accompanies our Performance Management process which main objective is to promote meaningful conversations that empower and enhance Glober´s development. This Continuous Feedback and Evaluation Process, based on our Talent Manifesto is driven in a Glober centric way to impact on career decisions (such as promotions or recognitions, etc.).

As we mentioned before, we work to provide Globers with autonomy to grow by capitalizing new and different opportunities through our five professional growth dimensions:

•Geocultural diversity: We encourage our Globers to work in a location of their choosing and embrace cultural exchanges. We are present in 18 countries, with open positions and relocation opportunities. Plus, we encourage Globers to embrace cultural diversity working on projects with team members from different cities.

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
•Specialty: Globers can navigate their career paths within our company by gaining seniority or moving internally into other roles in different areas of expertise.

To boost this Movement, we also run a Continuous Promotions program where Globers upgrade their job position (e.g. Ssr. to Sr.).

In order to share with Globers real experiences of success at career development we host local sessions of “Growth at Globant” Talks, where Globers let others know their stories

We are working really hard looking for innovation and seeking reinvention in growth processes, career opportunities and learning programs under our great brand Globant University.

Last but not least, Leaders are a key cornerstone to boost this entire career development framework. A leader at Globant guides and promotes the growth of his team and the business by reinventing the industry and the world connecting, living and augmenting our culture.

To help them achieve this purpose, we design and develop different initiatives under our Leadership Accelerator Program (LeAP). It is based on our customized Leadership Talent Model to strengthen leadership skills in order to lead themselves, teams and business through initiatives also aligned to the delta formula applied for leaders.

Educate: Augmented Leadership, a full learning experience with simulations, tools, inspirational exercises and more to impact mindsets and practices. Also, At Campus the Leadership Journey Map was developed with plenty of new resources to explore to share tools, inspirational talks and many other training sessions to learn in a self-paced way.

Expose: Feedback for leaders, a process where each team member gives anonymous feedback to his/her leader based on talent manifesto skills.

Explore: a new Leadership Working Ecosystem is available to map the skills needed to rock as a leader and explore new and different ways to develop skills.

We also designed a new edition of the Key Talent Program to recognize and accompany our most committed and talented leaders and we continued boosting our Leadership Development Plan to enhance leadership skills with an identified room for improvement based on what their teams share in the Feedback for Leaders evaluation process.

We keep reinventing new ways and initiatives to empowering leadership stories generating sustainability of the reinvention of our industry through leaders that connect themselves, businesses, people and teams with innovation, team playing, kindness and excellence.

Compensation

We offer our Globers a compensation package consisting of base salary, Short Term Bonus, long term incentives (for certain eligible positions) and fringe benefits. The variable component of our compensation package is intended to strengthen our values and culture, foster employee improvement and development, and align with our business strategy to pay for performance and development. Based on the Glober's position, bonus payments under the short term incentive plan are contingent on the accomplishment of key metrics, such as performance results, manager feedback and Globant's results. For key employees, we offer a long term incentive program in the form of share based compensation.

We offer several benefits including subsidized company trips, extended maternity and paternity leaves, health plans for Globers (and in some countries, for the Glober's family), yoga, relaxation and massage sessions, and corporate discount programs at certain universities and gyms, among others.

2021 Employee Stock Purchase Plan

General

On March 1, 2021, our ESPP became effective. The purpose of the ESPP is to advance the interests of the Company and our shareholders by providing an incentive to attract, retain and reward our eligible employees and by motivating such persons to contribute to the growth and profitability of the Company. The Plan provides such eligible employees with an opportunity to acquire a proprietary interest in the Company through the purchase of the Company’s common shares.

The ESPP is comprised of the Section 423 ESPP and the Non-423 ESPP. The Company intends that the Section 423 ESPP qualify as an “employee stock purchase plan” under Section 423 of the Code (including any amendments or replacements of such section), and the Section 423 ESPP shall be so construed. The Non-423 ESPP, which is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code, is intended to provide eligible employees employed by non-U.S. subsidiaries with an opportunity to purchase common shares pursuant to the terms and conditions of the ESPP but not necessarily in compliance with the requirements of Section 423 of the Code.

Eligible employees will be allowed to participate in the ESPP with a limit of $25,000 investment per employee per calendar year.

Common Shares Subject to the ESPP

Subject to adjustment as provided in the ESPP, the maximum aggregate number of common shares issuable under the ESPP shall be 100,000 common shares (the “Initial Total Share Pool”), of which 30,000 common shares (the “Initial 423 Pool”) shall be the maximum aggregate number of common shares that may be issued under the Section 423 ESPP. Thereafter, such maximum number of common shares that may be issued under the ESPP shall be cumulatively increased on a pro rata basis, such that the ratio of the Initial Total Share Pool and the Initial 423 Pool remains unchanged, automatically on January 1, 2022 and on each subsequent January 1, through and including January 1, 2031, by a number of common shares (the “Annual Increase”) equal to the smallest of (a) 0.005 (0.5%) of the number of common shares issued and outstanding on the immediately preceding December 31, (b) 200,000 common shares, or (c) an amount determined by our board of directors; such that the number of common shares that may be issued in any case under the ESPP shall not exceed 2,100,000 common shares, of which 630,000 shall be the maximum aggregate number that may be issued under the Section 423 ESPP.

Common shares issued under the ESPP may consist of common shares reacquired in open market purchases. The Company intends to adopt a 10b5-1 plan in furtherance of such share repurchases. Such repurchases would be executed by our board of directors pursuant to the authorization granted by the general meeting of shareholders of the Company on May 31, 2019, according to the conditions set forth in article 430-15 of Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Companies Law”).

Pursuant to such authorization, our board of directors may repurchase up to a maximum number of shares representing 20% of the issued share capital for a net purchase price that is (i) no less than 50% of the lowest stock price and (ii) no more than 50% above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our board of directors, over the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction). The authorization is valid for a period ending five years from the date of the general meeting or the date of its renewal by a subsequent general meeting of shareholders.

Eligibility

Each employee of a participating company is eligible to participate in the ESPP except (a) with respect to the Section 423 ESPP, any employee who is customarily employed by the participating company group for 20 hours or less per week or for not more than five months in any calendar year, and (b) that with respect to the Non-423 ESPP, our compensation committee may determine that only certain categories of employees of a participating company may be eligible to participate in the ESPP, excluding all other employees of such participating company. However, an employee may not be granted rights to purchase common shares either under the Section 423 ESPP or the Non-423 ESPP, if such employee immediately after the grant would own common shares or options to purchase common shares possessing 5.0% or more of the total combined voting power or value of all classes of our share capital.

Operation of the ESPP; Participant Contributions

The ESPP will typically be implemented through consecutive six-month offering periods, and permits participants to purchase common shares through payroll deductions of up to 10.0% of their eligible compensation, which includes regular base wages or salary, overtime payments, shift premiums and payments for paid time off, but exclusive of sign-on bonuses, annual or other incentive bonuses, commissions, profit-sharing distributions or other incentive-type payments, any contributions made by a participating company on the employee’s behalf to any employee benefit or welfare plan now or hereafter established (other than amounts deferred pursuant to Section 401(k) or Section 125 of the Code), payments in lieu of notice, payments pursuant to a severance agreement, termination pay, moving allowances, relocation payments, or any amounts directly or indirectly paid pursuant to the ESPP or any other share purchase, share option or other share-based compensation.

Notwithstanding the foregoing, where payroll deductions on behalf of participants who are citizens or residents of countries other than the United States (without regard to whether they are also citizens of the United States or resident aliens) are prohibited or made impracticable by applicable local law, our compensation committee may establish a separate offering (a “Non-United States Offering”) covering all eligible employees of one or more participating companies subject to such prohibition or restrictions on payroll deductions. The Non-United States Offering shall provide another method for payment of the purchase price with such terms and conditions as shall be administratively convenient and comply with applicable local law. On each purchase date of the offering period applicable to a Non-United States Offering, each participant who has not withdrawn from the ESPP and whose participation in such offering period has not otherwise terminated before such purchase date shall automatically acquire a number of whole common shares determined in accordance with the applicable provisions of the ESPP to the extent of the total amount of the participant’s ESPP account balance accumulated during the offering period in accordance with the method established by our compensation committee and not previously applied toward the purchase of common shares.

Purchase Price; Timing of Purchases

Amounts deducted and accumulated from participant compensation will be used to purchase common shares at the end of each offering period. Under the terms of the ESPP, with respect to participants in the Section 423 ESPP, the purchase price of the shares shall not be less than 85.0% of the lower of the fair market value of a common share on the first trading day of the offering period or on the purchase date. Subject to adjustment as provided by the ESPP and unless otherwise provided by our compensation committee, the purchase price for each offering period shall be 90% of the fair market value of a common share on the purchase date.

On the offering date of each offering period, each participant in such offering period will be automatically granted an option to purchase the lesser of (a) that number of whole common shares determined by dividing the Dollar Limit (as defined below) by the fair market value of a common share on such offering date or (b) the Share Limit (as defined below). Our compensation committee may, in its discretion and prior to the offering date of any offering period, (i) change the method of, or any of the foregoing factors in, determining the number of common shares subject to purchase rights to be granted on such offering date, or (ii) specify a maximum aggregate number of common shares that may be purchased by all participants in an offering or on any purchase date within an offering period. For the purposes of the ESPP, the “Dollar Limit” shall be determined by multiplying $2,083.33 by the number of months (rounded to the nearest whole month) in the offering period and rounding to the nearest whole dollar, and the “Share Limit” shall be determined by multiplying 200 shares by the number of months (rounded to the nearest whole month) in the offering period and rounding to the nearest whole share.

Notwithstanding any provision of the ESPP to the contrary, no participant (whether participating in the Section 423 ESPP or the Non-423 ESPP) shall be granted a purchase right which permits his or her right to purchase common shares under the ESPP to accrue at a rate which, when aggregated with such participant’s rights to purchase shares under all other employee stock purchase plans of a participating company intended to meet the requirements of Section 423 of the Code, exceeds $25,000 in fair market value (or such other limit, if any, as may be imposed by the Code) for each calendar year in which such purchase right is outstanding at any time. For purposes of the preceding sentence, the fair market value of common shares purchased during a given offering period shall be determined as of the offering date for such offering period.

If insufficient common shares remain available under the ESPP to permit all participants to purchase the number of common shares to which they would otherwise be entitled, our compensation committee will make a pro rata allocation of the available common shares in as uniform a manner as practicable and as the Company determines to be equitable. Any amounts withheld from participants' compensation in excess of the amounts used to purchase common shares will be refunded, without interest.

Administration, Amendment or Termination of the ESPP

In accordance with the terms of the ESPP, our compensation committee will administer the ESPP, including, but not limited to, have full authority to interpret the terms of the ESPP, have the discretion to determine from time to time which subsidiaries shall be participating companies in the ESPP, designate from time to time those participating companies whose eligible employees may participate in the Section 423 ESPP and those participating companies whose eligible employees may participate in the Non-423 ESPP, establish additional or alternative offering periods, different durations for offering periods or different commencing or ending dates for offering periods.

Further, our compensation committee, as administrator of the ESPP, may at any time amend, suspend or terminate the ESPP, except that (a) no such amendment, suspension or termination shall affect purchase previously granted under the ESPP unless expressly provided by the Compensation Committee, and (b) no such amendment, suspension or termination may adversely affect a purchase right previously granted under the ESPP without the consent of the participant, except to the extent permitted by the ESPP or as may be necessary to qualify the ESPP as an employee stock purchase ESPP pursuant to Section 423 of the Code or to comply with any applicable law, regulation or rule. In addition, to the extent required under Section 423 of the Code (or other applicable law, regulation or rule), an amendment to the ESPP must be approved by the shareholders of the Company within 12 months of the adoption of such amendment if such amendment would authorize the sale of more Common Shares than are then authorized for issuance under the ESPP or would change the definition of the corporations that may be designated by the Compensation Committee as "Participating Companies" (as defined in the ESPP). Notwithstanding the foregoing, in the event that the Compensation Committee determines that continuation of the ESPP or an offering would result in unfavorable financial accounting consequences to the Company, the Compensation Committee may, in its discretion and without the consent of any participant, including with respect to an offering period then in progress: (i) terminate the ESPP or any offering period, (ii) accelerate the purchase date of any offering period, (iii) reduce the discount or the method of determining the purchase price in any offering period (e.g., by determining the purchase price solely on the basis of the "Fair Market Value" (as defined in the ESPP) on the purchase date), (iv) reduce the maximum number of common shares that may be purchased in any offering period, or (v) take any combination of the foregoing actions.

In the event of a change in control, an acquiring or successor corporation may assume the Company’s rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

The ESPP will continue in effect until terminated by the administrator.

On March 12, 2021, the administrator approved the participation in the Section 423 ESPP and Non-423 ESPP by several of the company's subsidiaries, pursuant to the following terms and conditions:

Eligibility. In addition to those employees excluded under the plan, trainees or college trainees and fixed-term employees will also be excluded from the plan.

Offering periods. Each offering period will have a 6 months duration; provided that in respect to Sistemas UK Limited, Sistemas Globales Uruguay S.A. and Difier S.A., their first offering period will have a 5 months duration, commencing on April 1st, 2021; and in respect of IAFH Global S.A., Sistemas Globales S.A., Globers S.A., Dynaflows S.A., Avanxo S.A., BSF S.A., Xappia S.R.L., Decision Support S.A. and Banking Solutions S.A., the offering periods will have 1 month duration, and shall reiterate every 3 months, starting on June 1st, 2021.

Purchase price. 90% of the common shares "fair market value" (as defined in the plan). The amount to be deducted from the compensation of the participant will be in rounded percentages of not less than 1% and not more than 10%, at the participant's discretion; provided that in respect of IAFH Global S.A., Sistemas Globales S.A., Globers S.A., Dynaflows S.A., Avanxo S.A., BSF S.A., Xappia S.R.L., Decision Support S.A. and Banking Solutions S.A., the amount to be deducted from the compensation of the participant will be in rounded percentages of not less than 1% and not more than 30%, at the participant's discretion.

In connection with the plan, the administrator approved the repurchase of up to 100,000 common shares. As of the date of this annual report, the administrator has repurchased 27,000 common shares, and has delivered 7,453 common shares under the plan.

2021 Stock-Equivalent Units

On December 1, 2021, the compensation committee, as administrator, approved the granting of awards in the form of Stock-Equivalent Units to be settled in cash or common shares, or a combination thereof, under the 2014 Equity Incentive Plan for the equivalent to 26,000 common shares, subject to the following terms and conditions:

Purpose. We believe that the initiative will provide an incentive to attract, retain and reward talent in the IT industry, and would prompt the eligible employees to further contribute to the growth and profitability of the company.

Eligibility. All employees in Technology and Delivery Levels 5 and up, who (a) are regular employees on the payroll of any of the company’s subsidiaries, (b) have no awards under the 2014 Equity Incentive Plan vesting pending in 2021, and (c) have an overall positive evaluation for the 2021 calendar year.

Granting. The initiative will consist in the granting of SEUs with a unit value equivalent to the market value of one common share of the company at the closing price of the trading day prior to the date of the grant; provided that the number of SEUs to be granted to each eligible employee will be equivalent to 25% of such employee’s total 12-month salary at the time of the grant.

Settlement. The SEUs will be settled in cash or common shares of the company, at the option of the eligible employee, and shall vest during a four-year period, in four equal annual installments of 25% each, commencing on the first anniversary of the grant date, so long as the relevant eligible employee is then an employee of any of the company’s subsidiaries, out of which 60% will be tied to retention and 40% will be tied to performance based on the short-term bonus results for the year 2022. The common shares to be delivered under the SEUs may consist of treasury and/or newly-issued common shares.

E. Share Ownership

Share Ownership

The total number of shares of the company beneficially owned by our directors and executive officers, as of the date of this annual report, was 1,120,509 (includes common shares subject to options that are currently exercisable or will be exercisable, and/or issuable upon settlement of RSUs that have vested or will vest, within 60 days of February 11, 2022), which represents 2.67% of the total shares of the Company (including common shares subject to options that are currently exercisable within 60 days of February 11, 2022). See table in “Major Shareholders and Related Party Transactions — Major Shareholders.”

Share Options

See “Compensation — Compensation of Board of Directors and Senior Management — 2014 Equity Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of February 11, 2022 by:

•each of our directors and members of senior management individually;
•all directors and members of senior management as a group; and
•each shareholder whom we know to own beneficially more than 5% of our common shares.

As of February 11, 2022, we had 41,894,982 issued and outstanding common shares. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, to receive the economic benefit of ownership of the securities, or has the right to acquire such powers within 60 days. Common shares subject to options, RSUs, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of February 11, 2022 are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. As of February 11, 2022, we had 178 holders of record in the United States with approximately 95.90% of our issued and outstanding common shares.

	Number	Percent
Directors and Senior Management
Francisco Álvarez-Demalde (1)	27,567	*
Gustavo Barreiro (2)	22,000	*
Yanina Maria Conti (3)	1,450	*
Guibert Andres Englebienne (4)	339,886	*
Richard Haythornthwaite (5)	1,711	*
Mercedes María Mac Pherson (6)	7,078	*
Martín Migoya (7)	248,876	*
Philip A. Odeen (8)	108	*
Maria Pinelli (9)	—	—
Patricia Pomies (10)	59,827	*
Patricio Pablo Rojo (11)	—	—
Linda Rottenberg (12)	1,711	*
Martín Gonzalo Umaran (13)	388,411	*
Diego Tártara (14)	4,551	*
Juan Ignacio Urthiague (15)	1,266	*
Mario Vazquez (16)	567	*
Wanda Weigert (17)	15,500	*
All Directors and Senior Management as a group	1,120,509	2.67%
*Less than 1%
5% or More Shareholders:
BlackRock, Inc. (18)	3,356,942	8.01%
Wasatch Advisors, Inc. (19)	2,816,656	6.72%
Morgan Stanley (20)	2,109,208	5.03%

(1)Includes 27,108 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(2)Includes 21,250 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(3)Includes 1,000 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(4)Includes 82,500 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable, and 147,166 common shares held by a revocable trust formed under Wyoming law (the “Revocable Englebienne Trust Shares”) formed by Mr. Englebienne that was established for the benefit of Mr. Englebienne, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Englebienne Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 147,166 common shares held by such company.
(5)Includes 108 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(6)Includes 5,500 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable
(7)Includes 18,000 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable, and 147,040 common shares held by a revocable trust formed under Wyoming law (the “Revocable Migoya Trust Shares”) formed by Mr. Migoya that was established for the benefit of Mr. Migoya, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Migoya Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 147,040 common shares held by such company.
(8)Includes 108 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(9)Includes 0 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(10)Includes 40,625 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(11)Includes 0 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.

(12)Includes 108 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(13)Includes 32,500 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable, and 259,241 common shares held by a revocable trust formed under Wyoming law (the “Revocable Umaran Trust Shares”) formed by Mr. Umaran that was established for the benefit of Mr. Umaran, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Umaran Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 259,241 common shares held by such company.
(14)Includes 4,500 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(15)Includes 0 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable
(16)Includes 108 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable
(17)Includes 15,000 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable
(18)Based on a Schedule 13G/A filed with the SEC on February 3, 2022, BlackRock, Inc. beneficially owns 3,356,942 of our common shares and has sole and dispositive power with respect to all of such shares. The address of BlackRock, Inc.'s principal business office is 55 East 52nd Street, New York, NY 10055.
(19)Based on a Schedule 13G/A filed with the SEC on February 11, 2022. Wasatch Advisors, Inc beneficially owns 2,816,656 of our common shares and has sole and dispositive power with respect to all of such shares. The address of Wasatch Advisors, Inc.'s principal business office is 505 Wakara Way, Salt Lake City, UT 84108.
(20)Based on a Schedule 13G filed with SEC on February 10, 2022. Morgan Stanley beneficially owns 2,109,208 of our common shares and has shared voting power with respect to 2,018,975 shares and shared dispositive power with respect to 2,109,208. The address of Morgan Stanley´s principal business office is 1585 Broadway New York, NY 1036.

B. Related Party Transactions

For a summary of our revenue and expenses and receivables and payables with related parties, please see note 24 to our audited consolidated financial statements.

Procedures for Related Party Transactions

On July 23, 2014, we adopted a written code of business conduct and ethics for our company, which was amended on January 26, 2022. Under our code of business conduct and ethics, our employees, officers and directors are discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our corporate counsel who then will review and summarize the proposed transaction for our audit committee. Pursuant to its charter, our audit committee is required to then approve any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee is required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

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

On August 8, 2019, Certified Collectibles Group, LLC (“CCG”) and its affiliates filed a complaint in the U.S. District Court for the Middle District of Florida, Tampa Division, (Civil Action No. 19-CV-1962) against Globant S.A. and Globant, LLC, arising from a dispute relating to a service contract. Both Globant, LLC and Globant S.A. filed separate motions to dismiss the complaint, as was amended by CCG, for failure to state a claim. On July 30, 2021, CCG's claim was settled for $7,250,000 (of which $2,700,000 were covered by insurance reimbursements).

Since 2018, certain of our non-U.S. subsidiaries have been under examination by the U.S. Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States between 2013 and 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of $1.4 million plus penalties and interest for employment taxes for those years. Our subsidiaries challenged these proposed assessments with the IRS on July 16, 2018. Following discussions with the IRS, during the fourth quarter of 2021, the IRS and our subsidiaries have reached a preliminary agreement on the proposed assessments, which would amount to $1.3 million, including applicable interests and penalties. As of the date of this annual report, we are waiting for the final confirmation from the IRS on the proposed amount of the assessments to make the payment and settle this matter definitively.

Between 2010 and 2014, certain of Grupo Assa’s Brazilian subsidiaries were subject to two examinations by the Ministry of Labor (“MTE”) and the Brazilian Internal Revenue Service (“RFB”) in relation to the potential hiring of employees as independent contractors. As a result of such examinations, the MTE and the RFB initiated different administrative proceedings against Grupo Assa’s Brazilian subsidiaries, seeking to collect payment of taxes and social security contributions allegedly owed by the companies, and imposing certain associated fines. As of December 31, 2021, some of these administrative proceedings are still ongoing while others have resulted in judicial proceedings. Under the equity purchase agreement entered into for the acquisition of Grupo ASSA Worldwide S.A. and its affiliates (collectively, “Grupo Assa”), certain of the above mentioned proceedings are subject to indemnification provisions from the sellers.

In addition to the foregoing, as of December 31, 2021, we are a party to certain other legal proceedings, including tax and labor claims, where the risk of loss is considered possible. In the opinion of our management, the ultimate disposition of such threatened and/or pending matters, either individually or on a combined basis, is not likely to have a material effect on our financial condition, liquidity or results of operations.

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

Share Capital

As of December 31, 2021, our issued share capital was $50,269,076.40, represented by 41,890,897 common shares with a nominal value of $1.20 each, of which 157,699 were treasury shares held by us.

We had an authorized share capital, excluding the issued share capital, of $3,042,922.80, consisting of 2,535,769.00 common shares with a nominal value of $1.20 each.

Our shareholders' meeting has authorized our board of directors to issue common shares within the limits of the authorized share capital at such time and on such terms as our board of directors may decide during a period ending on the fifth anniversary of the extraordinary general meeting of shareholders held on April 3, 2020, and may be renewed. Accordingly, as of December 31, 2021, our board of directors may issue up to 2,535,769 common shares until such date.

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

As of December 31, 2021, we had an authorized share capital, excluding the issued share capital, of $3,042,922.80 and our board of directors was authorized to issue up to 2,535,769 common shares (subject to stock splits, consolidation of common shares or like transactions) with a nominal value of $1.20 per common share.

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

On May 31, 2019, the general meeting of shareholders, according to the conditions set forth in article 430-15 of Luxembourg Corporate Law, granted our board of directors the authorization to repurchase up to a maximum number of shares representing 20% of the share capital for a net purchase price being (i) no less than 50% of the lowest stock price and (ii) no more than 50% above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our board of directors, over the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction). The authorization is valid for a period ending five years from the date of the general meeting or the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, our board of directors is authorized to acquire and sell our common shares under the conditions set forth in the minutes of such general meeting of shareholders. Such purchases and sales may be carried out for any purpose authorized by the general meeting of Globant S.A.

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

C. Material Contracts

On February 6, 2020, the Borrower, entered into the Second Amended and Restated Credit Agreement (as amended in October 2021), pursuant to which, the Borrower may borrow (i) up to $100 million in up to four borrowings on or prior to April 1, 2022 under a delayed-draw term loan facility and (ii) up to $250 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million. The maturity date of each of the facilities is February 5, 2025. Pursuant to the terms of the Second A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to either (i) LIBOR plus 1.50%, or (ii) LIBOR plus 1.75%, determined based on the Borrower’s Maximum Total Leverage Ratio (as defined in the Second A&R Credit Agreement). The Borrower’s obligations under the Second A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The Second A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

On June 4, 2020, we entered into an underwriting agreement with J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, as representatives of the underwriters named therein, relating to the offer and sale of an aggregate of 2,300,000 of our common shares, including 300,000 common shares issued as a result of the underwriters' exercise in full of their over-allotment option, at a public offering price of $135.00 per common share.
On July 31, 2020, we entered into an equity purchase agreement with the equityholders of Grupo ASSA Worldwide S.A., a Spanish stock company and certain of its affiliated entities (collectively, "Grupo ASSA"), pursuant to which we acquired all of the outstanding equity interests in Grupo ASSA. The transaction was simultaneously signed and closed. Grupo

ASSA is a digital business consulting company with operations in Latin America, Europe, and the United States. The aggregate purchase price payable under the equity purchase agreement amounted to $74.5 million. The fair value of the consideration recognized in our financial statements amounted to $54.7 million, based on target achievements and price adjustments.

On December 18, 2020, we entered into an equity purchase agreement with the equityholder of BlueCap Management Consulting S.L., a Spanish limited liability company ("BlueCap"), pursuant to which we acquired all of the outstanding equity interests in BlueCap. The transaction was simultaneously signed and closed. BlueCap provides leading financial institutions consulting services primarily related to strategic management of risk, capital and value. The aggregate purchase price payable under the equity purchase agreement amounted to €120 million. The fair value of the consideration recognized in our financial statements amounted to $149.5 million, based on target achievements and price adjustments.

In May 25, 2021, we entered into an underwriting agreement with Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., as representatives of the underwriters named therein, relating to the offer and sale of an aggregate of 1,380,000 of our common shares, including 180,000 common shares issued as a result of the underwriters' exercise in full of their overallotment option, at a public offering price of $214.00 per common share.

D. Exchange Controls

See "Information on the Company — Business Overview — Regulatory Overview — Foreign Exchange Controls."

E. Taxation

The following is a summary of the material Luxembourg and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our common shares. This summary is based upon Luxembourg tax laws and U.S. federal income tax laws (including the Code, final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), all currently in effect as of the date hereof and all of which are subject to change or changes in wording or administrative or judicial interpretation occurring after the date hereof, possibly with retroactive effect.

As used herein, the term "U.S. Holder" means a beneficial owner of one or more of our common shares:

(a)that is for U.S. federal income tax purposes one of the following:
(i)an individual citizen or resident of the United States,
(ii)a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia, or
(iii)an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source;
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
Under the participation exemption regime (subject to the relevant anti-abuse rules), dividends derived from shares may be exempt from income tax if (i) the distributing company is a qualified subsidiary ("Qualified Subsidiary") and (ii) at the time the dividend is put at the company's disposal, the company has held or commits itself to hold for an uninterrupted period of at least 12 months shares representing a direct participation in the share capital of the Qualified Subsidiary (i) of at least 10% or (ii) of an acquisition price of at least €1.2 million. A Qualified Subsidiary means (a) a Luxembourg resident fully-taxable company limited by share capital (société de capitaux), (b) a company covered by Article 2 of the Council Directive 2011/96/EU of November 30, 2011 as amended (the "EU Parent-Subsidiary Directive") or (c) a non-resident company limited by share capital (société de capitaux) liable to a tax corresponding to Luxembourg CIT.
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

Capital gains realized by the company on shares are subject to CIT and MBT at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on shares of a Qualified Subsidiary may be exempt from CIT and MBT at the level of the company if at the time the capital gain is realized, the company has held or commits itself to hold for an uninterrupted period of at least 12 months shares representing a direct participation in the share capital of the Qualified Subsidiary (i) of at least 10% or (ii) of an acquisition price of at least €6 million. Taxable gains are defined as being the difference between the price for which shares have been disposed of and the lower of their cost or book value.

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
If the company and a U.S. relevant holder are eligible for the benefits of the tax treaty concluded between the United State and Luxembourg (the "Treaty"), the rate of withholding on distributions is 15%, or 5% if the beneficial owner is a U.S. relevant holder is a qualified resident company as defined in Article 24 of the Treaty that owns at least 10% of the company's voting stock.
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
If the company and a U.S. relevant holder are eligible for the benefits of the Treaty, such U.S. relevant holder generally should not be subject to Luxembourg tax on the gain from the disposal of such common shares unless such gain is attributable to a permanent establishment or a permanent representative of such U.S. relevant holder in Luxembourg.
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

Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including any Luxembourg taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The limitations on foreign taxes eligible for credit are calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

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

Controlled Foreign Corporation

The Tax Cuts and Jobs Act of 2017 (the "2017 Tax Act") eliminated the prohibition on “downward attribution” from non-U.S. persons to U.S. persons under Section 958(b)(4) of the Code for purposes of determining constructive stock ownership under the controlled foreign corporation (“CFC”) rules. As a result, our U.S. subsidiary will be deemed to own all of the stock of our non-U.S. subsidiaries held by the Company for CFC purposes. To the extent a non-U.S. subsidiary is treated as a CFC for any taxable year, each U.S. person treated as a “10% U.S. Shareholder” with respect to such CFC that held our common shares directly or indirectly through non-U.S. entities (including the Company) as of the last day in such taxable year that the subsidiary was a CFC would generally be required to include in gross income as ordinary income its pro rata share of certain income of the CFC, regardless of whether that income was actually distributed to such U.S. person. For tax years beginning on or after January 1, 2018, a “10% U.S. Shareholder” of a non-U.S. corporation includes any U.S. person that owns (or is treated as owning) stock of the non-U.S. corporation possessing 10% or more of the total voting power or total value of such non-U.S. corporation’s stock. The legislative history under the 2017 Tax Act indicates that this change was not intended to cause our non-U.S. subsidiaries to be treated as CFCs with respect to a 10% U.S. Shareholder that is not related to our U.S. subsidiary. However, it is not clear whether the IRS or a court would interpret the change made by the 2017 Tax Act in a manner consistent with such indicated intent. Treasury and the IRS, in issued guidance, however, have declined to provide relief to unrelated “10% U.S. Shareholders” of foreign-controlled CFCs.

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

If we were treated as a PFIC for any taxable year during which a U.S. Holder held common shares, gain recognized by a U.S. Holder on a sale or other disposition of common shares would be allocated ratably over the U.S. Holder's holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of common shares to the extent it exceeds 125% of the average of the annual distributions on common shares received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares.

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

Our SEC filings are available to you on the SEC's website at http://www.sec.gov.

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

Trade receivables are generally dispersed across our clients in proportion to the revenues we generate from them. For the years ended December 31, 2021, 2020 and 2019, our top five clients accounted for 26.7%, 30.6% and 26.1%, respectively, of our net revenues. Our top client for the years ended December 31, 2021, 2020 and 2019, accounted for 10.9%, 11.0% and 11.2%, respectively. Our top client for 2021, 2020 and 2019 was Walt Disney Parks and Resorts Online. As of December 31, 2021, 2020 and 2019, accounts receivable from Walt Disney Parks and Resorts Online represented 7.4%, 9.6% and 8.0% of our total accounts receivable, respectively.

Credit losses and write-offs of trade receivable balances have historically not been material to our consolidated financial statements.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and bank balances and our credit facilities. Our credit line in the United States bear interest at fixed rate between 1.5% or 1.75%. During 2020 we entered into four interest rate swap transactions with the purpose of hedging the exposure to variable interest rate.

Based on our debt position as of December 31, 2021, if we needed to refinance our existing debt, a 1% increase in interest rates would not materially impact us.

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

Our consolidated financial statements are prepared in U.S. dollars. Because the majority of our operations are conducted in Latin America and Asia, we incur the majority of our operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Uruguayan peso, Colombian peso, Chilean peso, Mexican peso, Peruvian sol and Brazilian real. 75.4% of our revenues for the year ended December 31, 2021 was generated in U.S. dollars, with the balance being generated primarily in Euros and, to a lesser extent, other currencies (including the Chilean peso, Argentine peso and the Mexican peso). The following table shows the breakdown of our revenues by the currencies in which they were generated during the years ended December 31, 2021, 2020 and 2019, respectively.

	Year ended December 31,
	(in thousands)
	2021		2020		2019
By Currency
USD	$977,349	75.4%	$699,769	86.0%	563,747	85.5%
EUR	111,177	8.6%	35,454	4.4%	28,237	4.3%
CLP	57,610	4.4%	3,237	0.4%	2,315	0.4%
ARS	47,039	3.6%	33,594	4.1%	26,948	4.1%
MXN	40,064	3.1%	21,624	2.7%	19,939	3.0%
BRL	23,850	1.8%	10,795	1.3%	8,030	1.2%
GBP	20,565	1.6%	1,331	0.2%	3,012	0.5%
COP	9,803	0.8%	7,791	1.0%	6,831	1.0%
PEN	9,058	0.7%	8	—%	—	—%
Others	563	—%	536	0.1%	266	—%
Revenues	1,297,078	100.0%	814,139	100.0%	659,325	100.0%

A small percentage of our trade receivables is generated from net revenues earned in non-U.S. dollar currencies (primarily Euros, British pounds sterling, the Chilean peso, the Argentine peso, the Mexican peso, the Brazilian Real and the Colombian peso).

Our results of operations can be affected if the Argentine peso, Colombian peso, Indian Rupee, Uruguayan peso, Mexican peso, Euros or British pound appreciate or depreciate against the U.S. dollar.

The following tables illustrate our sensitivity to increases and decreases in the U.S. dollar against the relevant foreign currency. The following sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2021 and adjusts their translation at the year-end for changes in U.S. dollars against the relevant foreign currency.

			Gain/(loss)
Account	Currency	Amount	% Increase	Amount	% Decrease	Amount
Net balances	Argentine pesos	$12,441	30%	$(2,871)	10%	$1,382
	Colombian pesos	(49,425)	10%	4,493	10%	(5,492)
	Indian Rupees	(16,670)	10%	1,515	10%	(1,852)
	European Union euros	(61,658)	10%	5,605	10%	(6,851)
	Mexican pesos	(12,933)	10%	1,176	10%	(1,437)
	Sterling pound	(32,694)	10%	2,972	10%	(3,633)
	Uruguayan pesos	(8,962)	10%	815	10%	(996)
	Total	(169,901)		13,705		(18,879)

Our subsidiaries in Argentina, Chile, Colombia, India and Uruguay entered into foreign exchange forward and future contracts in order to mitigate the risk of fluctuations in the foreign exchange rate and reduce the impact in the financial statements.

Depreciation of the Argentine Peso

During 2021, the Argentine peso experienced a 22.09% devaluation from 84.05 Argentine peso per U.S dollar to 102.62 Argentine peso per U.S dollar.

During 2020, the Argentine peso experienced a 40.58% devaluation from 59.79 Argentine peso per U.S. dollar to 84.05 Argentine peso per U.S. dollar. As explained in note 29.10 to our audited consolidated financial statements, the Argentine's subsidiaries entered into foreign exchange forward and future contracts in order to mitigate the risk of fluctuations in the foreign exchange rate and reduce the impact in costs and expenses.

We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the year ended December 31, 2021, our operating subsidiaries Sistemas Globales S.A., Sistemas Colombia S.A., Sistemas Globales Chile Asesorías Ltda., IAFH Globant IT México S. de R.L de C.V., Globant India Private Limited and Sistemas Globales Uruguay S.A. entered into foreign exchange forward contracts to reduce their risk of exposure to fluctuations in foreign currency. As of December 31, 2021 and 2020, the foreign exchange forward contracts were recognized, according to IFRS 9. We may in the future, as circumstances warrant, decide to enter into derivative transactions to reduce our exposure to appreciation or depreciation in the value of certain foreign currencies.

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

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

a) Disclosure Controls and Procedures

As of December 31, 2021, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were effective as of December 31, 2021.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of this assessment, our management has determined that our internal control over financial reporting was effective as of December 31, 2021.

Our management has excluded Walmeric, Atix and Navint, which were acquired on July 8, 2021, October 4, 2021 and November 30, 2021, respectively from its assessment of internal control over financial reporting as of December 31, 2021. In aggregate, the aforementioned entities constitute 0.9% of our consolidated assets and 0.8% of consolidated revenues as of and for the year ended December 31, 2021.

c) Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2021, appearing under "Item 18. Financial Statements" on page F-3 of this Annual Report on Form 20-F.

d) Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting as defined in Rule 13a-15(d), under the Securities Exchange Act of 1934, as amended, that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

See “Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.” Our Board of Directors has determined that Mario Vázquez qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B. CODE OF ETHICS.

Effective as of July 23, 2014, we adopted a code of business conduct and ethics which sets the guidelines and principles necessary for promoting and assuring good behavior within the organization. On January 26, 2022, our board of directors approved and adopted the 2022 Code of Ethics, which will become effective on March 1, 2022. The new code introduces new important topics, including, among others, anti-money laundering provisions, protection of Globant's image and proper use of social media, third party's audits and government investigations and matters of integration and diversity. A copy of that code is available on our website at investors.globant.com/code-of-ethics. Any amendments to such code will be disclosed on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal auditor, Price Waterhouse & Co. S.R.L. for the years 2021 and 2020, classified by type of service rendered for the periods indicated, in thousands of dollars:

	2021	2020

	($ in thousands)
Audit Fees (1)	$1,513	$1,216
Audit Related Fees (2)	331	100
Tax Services Fees (3)	—	—
All Other Fees (4)	—	—
Total	1,844	1,316

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

See "Item 6. Directors, Senior Management and Employees - Employees - 2021 Employee Stock Purchase Plan"

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in “Item 16F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on February 26, 2021.

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

Audit Committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Luxembourg law also provides for an audit committee and related rules. Our articles of association provide that the board of directors may set up an audit committee. The board of directors has set up an Audit Committee and has appointed Messrs. Odeen, Vázquez and Ms. Pinelli, with Mr. Vázquez serving as the chairman of our audit committee. Each of Messrs. Odeen, Vázquez and Ms. Pinelli satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well as under Rule 10A-3 under the Exchange Act. For additional information, see “Directors, Senior Management and Employees — Board Practices”.

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

Code of Business Conduct and Ethics

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Effective as of July 23, 2014 we adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. On January 26, 2022, our board of directors approved and adopted the 2022 Code of Ethics, which will become effective on March 1, 2022. The new code introduces new important topics, including, among others, anti-money laundering provisions, protection of Globant's image and proper use of social media, third party's audits and government investigations and matters of integration and diversity. A copy of that code, as amended, is available on our website at www.globant.com.

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

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit No.	Description
1.1	Amended Articles of Association, dated January 25, 2022.
2.1	Description of Capital Stock.
4.1	Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on May 28, 2014.
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

4.4
Amendment No. 3 to Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Post-Effective Amendment No.1 to the Registrant’s Form S-8 (SEC File No. 333-232022), filed with the SEC on May 24, 2021.

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

4.7
Form of Time Restricted Stock Unit Notice and Time Restricted Stock Unit Agreement; incorporated by reference to Exhibit 4.7 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on February 28, 2020.

4.8
Form of Performance Restricted Stock Unit Notice and Performance Restricted Stock Unit Agreement, incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on February 26, 2021.

4.9
Equityholders Additional Agreement, dated May 7, 2012, by and among Paldwick S.A., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Riverwood Capital LLC, RW Holdings S.à.r.l., ITO Holdings S.à.r.l., Endeavor Global, Inc. and IT Outsourcing S.L.; incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on May 28, 2014.

4.10
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

4.11
Amendment No. 1 to Second Amended and Restated Credit Agreement, dated October 1, 2021, by and among Globant, LLC, as borrower, HSBC Bank USA, National Association, Citibank N.A., BNP Paribas, BBVA USA, Truist Bank, US Bank National Association, Silicon Valley Bank, JPMorgan Chase Bank, N.A, Bank of America, N.A, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender.

4.12
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

4.14
Security Agreement, dated August 3, 2017, by and between Globant, LLC, as grantor, and HSBC Bank USA, N.A., as administrative agent, incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on April 13, 2018.

4.15*
Equity Purchase Agreement, dated July 31, 2020, by and among the sellers identified therein and Globant España S.A. (sociedad unipersonal) and Software Product Creation S.L., as purchasers; incorporated by reference to Exhibit 4.15 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on February 26, 2021.

4.16*
Equity Purchase Agreement, dated December 18, 2020, by and among the sellers identified therein and Software Product Creation S.L., as purchaser; incorporated by reference to Exhibit 4.16 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on February 26, 2021.

4.17	Underwriting Agreement, dated May 25, 2021, by and among the Company and Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., as representatives of the underwriters named therein.
4.18	Globant S.A. 2021 Employee Stock Purchase Plan; incorporated by reference to Exhibit 99.1 of the Registrant’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on March 1, 2021.
8.1	List of Subsidiaries.
12.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Juan Ignacio Urthiague, Chief Financial Officer of Globant, S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of Juan Ignacio Urthiague, Chief Financial Officer of Globant, S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
15.1	Consent of Price Waterhouse & Co. S.R.L.
15.2	Consent of Deloitte & Co. S.A.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*    Portions of this document (indicated by “[***]”) have been omitted because they are both not material and are the type that Globant S.A. treats as private and confidential.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 28, 2022

GLOBANT S.A.
By:	/s/ Juan Ignacio Urthiague

Name:	Juan Ignacio Urthiague
Title:	Chief Financial Officer

GLOBANT S.A.

Globant S.A.

Consolidated Financial Statements as of December 31, 2021 and December 31, 2020 and for each of the three years in the period ended December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Globant S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Globant S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Navint Partners, LLC and its affiliated entities (collectively, "Navint Group"), Atix Labs S.R.L. and Atix Labs LLC, (collectively "Atix Labs"), and Walmeric Soluciones, S.L., ("Walmeric") from its assessment of internal control over financial reporting as of December 31, 2021 because they were acquired by the Company in purchase business combinations during 2021. We have also excluded Navint Group, Atix Labs and Walmeric from our audit of internal control over financial reporting. Navint Group, Atix Labs and Walmeric are consolidated subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting collectively represent approximately 0.9% and 0.8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

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

Acquisition of Walmeric Soluciones, S.L.– Valuation of Customer Relationships

As described in Note 26.14 to the consolidated financial statements, the Company completed the acquisition of Walmeric for an aggregate consideration of $53 million on July 8, 2021, of which approximately $7 million was allocated to the customer relationship intangible asset. The fair value of the customer relationship intangible asset was determined using the multi-period excess earnings method based on discounted projected net cash flows. Management’s key assumptions used in estimating future cash flows included projected revenue growth rates, customer attrition rates and the discount rate.

The principal considerations for our determination that performing procedures relating to the acquisition of Walmeric– valuation of customer relationships is a critical audit matter are (i) there was significant judgment by management in developing the estimated fair value using the multi-period excess earnings method, which in turn led to a high degree of auditor judgment and subjectivity in applying procedures relating to management’s fair value estimate of customer relationships acquired; (ii) significant audit effort was required in evaluating the significant assumptions relating to the estimate, including the revenue growth rates and the customer attrition rates used in the cash flow projections and the discount rate used to estimate present value of the projected future cash flows; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over development of the assumptions related to the valuation of the customer relationships, including revenue growth rates, customer attrition rates and the discount rate. These procedures also included, among others, (i) reading the purchase agreement and (ii) testing management’s cash flow projections used to estimate the fair value of the customer relationships, which included evaluating the reasonableness of significant assumptions used by management relating to the estimate, including the revenue growth rates, customer attrition rates and the discount rate. Evaluating the reasonableness of the revenue growth rates and customer attrition rates involved considering the past performance of the acquired businesses, as well as economic and industry public information. The discount rate was evaluated by considering the cost of capital of comparable businesses, other industry factors and the implied rate of return on the overall transaction. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s multi-period excess earnings method used to determine the fair value estimate of the acquired customer relationships and certain assumptions, including customer attrition rates and the discount rate.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Reinaldo Sergio Cravero (Partner)

Autonomous City of Buenos Aires, Argentina
February 28, 2022

We have served as the Company’s auditor since 2020.

Deloitte & Co. S.A. Florida 234, 5° piso C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Globant S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2019 of Globant S.A. and subsidiaries (the "Company"), and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations, its changes in equity and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

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

GLOBANT S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2021	2020	2019

Revenues	5	1,297,078	814,139	659,325
Cost of revenues	6.1	(802,090)	(509,812)	(405,164)
Gross profit		494,988	304,327	254,161

Selling, general and administrative expenses	6.2	(343,004)	(217,222)	(172,478)
Net impairment losses on financial assets		(7,551)	(3,080)	(228)
Other operating income and expenses, net		—	(83)	(720)
Profit from operations		144,433	83,942	80,735

Finance income	7	652	1,920	958
Finance expense	7	(12,708)	(10,430)	(6,653)
Other financial results, net	7	(3,923)	3,601	(5,894)
Financial results, net		(15,979)	(4,909)	(11,589)

Share of results of investment in associates	12.2	(233)	(622)	(224)

Other income and expenses, net	8	(3,369)	(1,887)	110
Profit before income tax		124,852	76,524	69,032

Income tax	9.1	(28,497)	(22,307)	(15,017)
Net income for the year		96,355	54,217	54,015

Other comprehensive income (loss) net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations		(3,733)	(398)	(400)
- Net change in fair value on financial assets measured at FVOCI		1	—	(373)
- Gains and losses on cash flow hedges		11	281	352
Total comprehensive income for the year		92,634	54,100	53,594

Net income attributable to:
Owners of the Company		96,065	54,217	54,015
Non-controlling interest		290	—	—
Net income for the year		96,355	54,217	54,015

Total comprehensive income for the year attributable to:
Owners of the Company		92,344	54,100	53,594
Non-controlling interest		290	—	—
Total comprehensive income for the year		92,634	54,100	53,594

GLOBANT S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2021	2020	2019

Earnings per share
Basic	10	2.35	1.41	1.48
Diluted	10	2.28	1.37	1.43
Weighted average of outstanding shares (in thousands)
Basic	10	40,940	38,515	36,586
Diluted	10	42,076	39,717	37,674

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2021 AND 2020
(in thousands of U.S. dollars)

		As of December 31,
	Notes	2021	2020
ASSETS
Current assets
Cash and cash equivalents	11	427,804	278,939
Investments	12.1	32,581	19,284
Trade receivables	13	300,109	196,020
Other assets	17	7,855	8,146
Other receivables	14	49,194	31,633
Other financial assets	18	2,057	1,577
Total current assets		819,600	535,599

Non-current assets
Trade receivables	13	—	5,644
Investments	12.1	1,027	615
Other assets	17	8,583	6,954
Other receivables	14	24,263	9,629
Deferred tax assets	9.2	58,404	41,507
Investment in associates	12.2	—	3,154
Other financial assets	18	25,233	15,147
Property and equipment	15	133,571	101,027
Intangible assets	16	102,016	86,721
Right-of-use asset	28	144,581	90,010
Goodwill	26.20	572,959	392,760
Total non-current assets		1,070,637	753,168
TOTAL ASSETS		1,890,237	1,288,767

LIABILITIES
Current liabilities
Trade payables	19	63,210	35,266
Payroll and social security taxes payable	20	184,464	111,881
Borrowings	21	10,305	907
Other financial liabilities	18	63,059	19,822
Lease liabilities	28	25,917	15,358
Tax liabilities	22	18,071	11,804
Income tax payable		20,318	10,511
Other liabilities		955	81
Total current liabilities		386,299	205,630

Non-current liabilities
Trade payables	19	6,387	5,240
Borrowings	21	1,935	25,061
Other financial liabilities	18	66,932	74,376
Lease liabilities	28	108,568	72,240
Deferred tax liabilities	9.2	1,289	13,698
Income tax payable		877	—
Contingent liabilities	23	9,637	12,583
Total non-current liabilities		195,625	203,198
TOTAL LIABILITIES		581,924	408,828

Capital and reserves
Issued capital		50,080	47,861
Additional paid-in capital		872,030	541,157
Other reserves		(6,395)	(2,674)
Retained earnings		389,660	293,595
Total equity attributable to owners of the Company		1,305,375	879,939
Non-controlling interests		2,938	—
Total equity		1,308,313	879,939
TOTAL EQUITY AND LIABILITIES		1,890,237	1,288,767
The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Total
Balance at January 1, 2019	35,965,662	43,158	109,559	187,335	(2,097)	(39)	337,916	337,916
Adjustment on initial application of IFRS 16	—	—	—	(1,972)	—	—	(1,972)	(1,972)
Issuance of shares under share-based compensation plan (see note 30.1)	899,100	1,079	21,475	—	—	—	22,554	22,554
Issuance of shares under subscription agreement (see note 30.1)	98,857	119	7,651	—	—	—	7,770	7,770
Share-based compensation plan (see note 25)	—	—	18,852	—	—	—	18,852	18,852
Other comprehensive income (loss) for the year	—	—	—	—	(400)	(21)	(421)	(421)
Net income for the year	—	—	—	54,015	—	—	54,015	54,015
Balance at December 31, 2019	36,963,619	44,356	157,537	239,378	(2,497)	(60)	438,714	438,714

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve and cash flow hedge reserve	Total
Issuance of shares under share-based compensation plan (see note 30.1)	394,319	473	18,357	—	—	—	18,830
Issuance of shares under subscription agreement (see note 30.1)	226,850	272	46,026	—	—	—	46,298
Common shares issued pursuant to the June 2020 public offering (see note 30.2)	2,300,000	2,760	298,120	—	—	—	300,880
Share-based compensation plan (see note 25)	—	—	21,117	—	—	—	21,117
Other comprehensive income (loss) for the year	—	—	—	—	(398)	281	(117)
Net income for the year	—	—	—	54,217	—	—	54,217
Balance at December 31, 2020	39,884,788	47,861	541,157	293,595	(2,895)	221	879,939

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve and cash flow hedge reserve	Attributable to owners of the Parent	Non-controlling interest	Total
Balance at January 1, 2021	39,884,788	47,861	541,157	293,595	(2,895)	221	879,939	—	879,939
Issuance of shares under share-based compensation plan (see note 30.1)	449,078	539	27,065	—	—	—	27,604	—	27,604
Issuance of shares under ESPP plan (note 25.4)	7,453	9	2,331				2,340	—	2,340
Issuance of shares under subscription agreement (see note 30.1)	38,879	47	9,074	—	—	—	9,121	—	9,121
Equity settled deferred consideration ( note 26)	—	—	2,152	—	—	—	2,152	—	2,152
Common shares issued pursuant to the May 2021 public offering (see note 30.2)	1,380,000	1,656	284,551	—	—	—	286,207	—	286,207
Share-based compensation plan (see note 25)	—	—	29,209	—	—	—	29,209	—	29,209
Repurchase of shares (note 25.4)	(27,000)	(32)	(7,224)	—	—	—	(7,256)	—	(7,256)
Non-controlling interest arising on a business combination (note 26.14)	—	—	—	—	—	—	—	2,648	2,648
Put option over non-controlling interest (note 26)	—	—	(16,285)	—	—	—	(16,285)	—	(16,285)
Other comprehensive income (loss) for the year	—	—	—	—	(3,733)	12	(3,721)	—	(3,721)
Net income for the year	—	—	—	96,065	—	—	96,065	290	96,355
Balance at December 31, 2021	41,733,198	50,080	872,030	389,660	(6,628)	233	1,305,375	2,938	1,308,313

(1) All shares are issued, authorized and fully paid. Each share is issued at a nominal value of $1.20 per share and entitles to one vote.

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands of U.S. dollars)

	For the year ended December 31,
	2021	2020	2019
Cash flows from operating activities
Net income for the year	96,355	54,217	54,015
Adjustments to reconcile net income for the year to net cash flows from operating activities:
Share-based compensation expense	37,031	22,423	15,357
Current income tax (note 9.1)	53,319	27,834	19,327
Deferred income tax (note 9.1)	(24,822)	(5,527)	(4,310)
Depreciation of property and equipment (note 15)	19,799	16,037	14,542
Depreciation of right-of-use assets (note 28)	23,833	17,638	14,584
Amortization of intangible assets (note 16)	36,654	14,805	9,713
Impairment of intangible assets (note 16)	80	83	720
Leases discount	—	(512)	—
Net impairment losses on financial assets	7,551	3,080	228
Remeasurement at fair value of investment in associates	(1,538)	—	—
Gain from sale of financial instrument (note 3.12.9)	—	(800)	—
Allowance for claims and lawsuits (note 23)	5,769	1,598	—
Remeasurement of contingent consideration (note 29.9.1)	4,694	2,431	85
Gain on transactions with bonds (note 3.18)	(708)	(9,580)	(1,569)
Accrued interest	9,828	6,955	4,151
Interest received	585	1,872	734
Net loss (gain) arising on financial assets measured at FVPL	8,537	3,423	(1,285)
Net loss (gain) arising on financial assets measured at FVOCI	130	287	(58)
Net gain arising on financial assets measured at amortised cost (note 7)	—	(395)	(99)
Exchange differences	(5,708)	3,631	8,291
Share of results of investment in associates	233	622	224
Payments related to forward and future contracts	(1,692)	(3,104)	(991)
Proceeds related to forward and future contracts	1,368	3,039	1,017
Payments of remeasured earn-outs related to acquisition of business	—	(5,218)	—
Gain arising from lease disposals	(643)	(180)	—
Changes in working capital:
Net increase in trade receivables	(93,019)	(33,926)	(38,945)
Net increase in other receivables	(21,149)	(10,887)	(8,432)
Net (increase) decrease in other assets	(1,338)	6,135	(9,967)
Net increase (decrease) in trade payables	10,870	(2,770)	7,235
Net increase in payroll and social security taxes payable	66,670	11,488	8,766
Net increase in tax liabilities	4,595	363	2,079
Utilization of provision for contingent liabilities (note 23)	(8,113)	(615)	(194)
Income tax paid	(50,197)	(24,575)	(17,055)
Proceeds received from reimbursement of income tax	—	—	1,572
Net cash provided by operating activities	178,974	99,872	79,735

Cash flows from investing activities
Acquisition of property and equipment (2)	(42,766)	(29,294)	(20,375)
Proceeds from disposals of property and equipment and intangibles	1,249	951	102
Acquisition of intangible assets (3)	(34,868)	(24,168)	(11,617)
Acquisition of investment in sovereign bonds	(5,990)	(16,700)	(6,000)
Proceeds from investment in sovereign bonds	6,698	26,280	7,569
Payments related to forward and future contracts	(13,534)	(7,673)	(4,842)
Proceeds related to forward and future contracts	3,923	4,839	4,165
Acquisition of investments measured at FVTPL	(238,991)	(436,660)	(143,763)
Proceeds from investments measured at FVTPL	230,236	443,005	129,910
Acquisition of investments measured at FVOCI	(49,965)	(2,994)	(11,684)
Proceeds from investments measured at FVOCI	44,976	3,316	15,618
Proceeds from investments measured at amortised cost	—	625	—

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands of U.S. dollars)

	For the year ended December 31,
	2021	2020	2019

Acquisition of investments measured at amortised cost	—	(615)	—
Guarantee payments	—	—	(1,038)
Payments to acquire equity instruments	(5,762)	(9,167)	—
Payments to acquire investments in associates	(1,389)	—	—
Acquisition of investment in convertible notes (note 3.12.8.1 and 3.12.8.3)	(2,772)	(701)	(3,350)
Acquisition of business, net of cash (note 26) (1)	(144,503)	(69,060)	(97,298)
Payments of earn-outs related to acquisition of business	(19,422)	(5,999)	(8,981)
Net cash used in investing activities	(272,880)	(124,015)	(151,584)

Cash flows from financing activities
Proceeds from the issuance of common shares pursuant to May 2021 and June 2020 Public Offering, net of costs	286,207	300,880	—
Proceeds from the issuance of shares under the share-based compensation plan (note 30.1)	6,612	5,825	15,822
Proceeds from the issuance of shares under the ESPP plan	2,340	—	—
Repurchase of shares	(7,256)	—	—
Cash payed for the settlements of the derivative financial instruments used to hedge interest rate risk	—	(127)	—
Proceeds from subscription agreements (note 30.1)	—	1,203	7,770
Proceeds from borrowings (note 21)	13,500	155,108	90,523
Repayment of borrowings (note 21)	(29,384)	(194,332)	(40,806)
Payments of principal portion of lease liabilities (note 28)	(21,786)	(23,237)	(15,358)
Payments of lease liabilities interest (note 28)	(5,415)	(1,904)	(475)
Interest paid (note 21)	(832)	(1,870)	(764)
Net cash provided by financing activities	243,986	241,546	56,712

Increase (decrease) in cash and cash equivalents	150,080	217,403	(15,137)

Cash and cash equivalents at beginning of the year	278,939	62,721	77,606
Effect of exchange rate changes on cash and cash equivalents	(1,215)	(1,185)	252
Cash and cash equivalents at end of the year	427,804	278,939	62,721

(1) Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries net of cash acquired (note 26):

Supplemental information
Cash paid	161,107	84,643	103,978
Less: cash and cash equivalents acquired	(16,604)	(15,583)	(6,678)
Total consideration paid net of cash and cash equivalents acquired	144,503	69,060	97,300

As of December 31, 2021, the Company issued 10,088, 10,842 and 7,032 common shares for a total amount of 2,149, 2,372 and 2,100, respectively, according to the subscription agreement included in the stock purchase agreement signed with Hybrido´s, Walmeric´s and Navint's sellers, these were non-cash transaction. As of December 31, 2020, the Company issued 20,918, 5,551 and 189,287 common shares for a total amount of 3,618, 1,123 and 40,354, respectively, according to the subscription agreement included in the stock purchase agreement signed with Grupo ASSA´s, Giant Monkey Robot´s and Bluecap Management Consulting's sellers, these were non-cash transaction.

(2)In 2021, 2020 and 2019, there were 10,129, 1,515 and 2,179 of acquisition of property and equipment financed with trade payables, respectively. In 2021, 2020 and 2019, the Company paid 1,515, 2,179 and 4,316 related to property and equipment acquired in 2020, 2019 and 2018, respectively. In 2019 there were 1,862 of advances paid, there were no advances paid in 2020 and 2021. Finally, 2019 excludes 30,661 of advances reclassified from other receivables which was a non-cash transaction.
(3)In 2021 and 2020 there were 3,662 and 285 of acquisition of intangibles financed with trade payables, respectively, in 2019 there were no acquisition of intangibles financed with trade payables. In 2021 and 2019, the Company paid 285 and 217 related to intangibles acquired in 2020 and 2018, respectively.

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 – COMPANY OVERVIEW AND BASIS OF PRESENTATION

Globant S.A. is a digitally native company organized in the Grand Duchy of Luxembourg, primarily engaged in helping organizations to reinvent themselves and unleash their potential (hereinafter the “Company” or “Globant” or “Globant Group”). Globant is the place where innovation , design and engineering meet scale.

The Company's principal operating subsidiaries and countries of incorporation as of December 31, 2021 were the following:

Country	Company
Argentina	Sistemas Globales S.A
Chile	Sistemas Globales Chile Asesorías Limitada
Colombia	Sistemas Colombia S.A.S
India	Globant India Private Limited
Mexico	IAFH Globant IT Mexico S. de R.L
Peru	Globant Peru S.A.C
Spain	Software Product Creation S.L.
Spain	BlueCap Management Consulting SL
United Kingdom	Sistemas UK Limited
United States of America	Globant LLC
United States of America	Globant IT Services Corp
Uruguay	Sistemas Globales Uruguay S.A.

The Company provides services from offices located in:

Country	City
Argentina	Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Mar del Plata and La Plata
Belarus	Minsk
Brazil	São Paulo and São Jose Dos Campos
Chile	Santiago
Colombia	Bogotá, Medellín and Cali
France	Paris
Germany	Berlin
India	Pune and Bangalore
Mexico	Guadalajara, México City and Monterrey
Peru	Lima
Romania	Cluj
Spain	Madrid, Barcelona, Málaga and Logroño
United Kingdom	London
United States of America	San Francisco, New York, Seattle, Raleigh, Miami, Los Angeles and Winston Salem
Uruguay	Montevideo

The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.
Most of the revenues are generated through subsidiaries located in the U.S. The Company's workforce is mainly located in Latin America and to a lesser extent in India, Eastern Europe and the U.S.

The Company's registered office address is 37A Avenue J.F. Kennedy L-1855, Luxembourg.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

2.1 – Application of new and revised International Financial Reporting Standards

•Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2021. The impact of the new and revised standards and interpretations mentioned on these consolidated financial statements is described as follows.

The Company has adopted the following standards and interpretation that became applicable for annual periods commencing on or after January 1, 2021:

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform - Phase 2

This amendment did not have any material impact on the Company's accounting policies and did not require retrospective adjustments.

As of December 31, 2021, the Company's interest rate swaps that bear interest based on LIBOR include a clause that provides alternative interest rates in the case of a discontinuity of LIBOR.

•New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

Amendments to IAS 8	Definition of Accounting Estimates[1]
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies[1]
Amendments to IFRS 16	Covid-19-Related Rent Concessions beyond 30 June 2021[2]
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction[1]

1 Effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.
2 Effective for annual reporting periods beginning on or after April 1, 2021. Earlier application is permitted.

•On February 12, 2021, IASB issued 'Definition of Accounting Estimates (Amendments to IAS 8)' providing a new definition of accounting estimates to help entities to distinguish between accounting policies and accounting estimates.

The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company has not opted for early application.
•On February 12, 2021, the IASB issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)' to help preparers in deciding which accounting policies to disclose in their financial statements.

15

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

•On March 31, 2021, IASB issued 'Covid-19-Related Rent Concessions beyond 30 June 2021 (Amendments to IFRS 16)' extending, by one year, the May 2020 amendment that provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification.

The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after April 1, 2021 Earlier application is permitted. The Company has not opted for early application.

•On May 7, 2021, the International Accounting Standards Board (the “IASB”) issued 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)' clarifying that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.
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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Company	Country	Main	Percentage ownership
	of	Activity	As of December 31,
	incorporation		2021	2020	2019
Globant UK Limited	United Kingdom	Customer referral services and software development support and consultancy	100.00%	100.00%	100.00%
Globant, LLC	United States of America	Customer referral services and software development support and consultancy	100.00%	100.00%	100.00%
Sistemas Colombia S.A.S.	Colombia	Software development and consultancy	100.00%	100.00%	100.00%
IAFH Globant IT México S. de R.L. de C.V. (1)	Mexico	Software development and consultancy	100.00%	100.00%	100.00%
Software Product Creation S.L.	Spain	Holding, investment, software development and consultancy	100.00%	100.00%	100.00%
Globant España S.A. (sociedad unipersonal)	Spain	Holding and investment activities	100.00%	100.00%	100.00%
Sistemas Globales Uruguay S.A.	Uruguay	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
IAFH Global S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales Chile Asesorías Limitada	Chile	Software development and consultancy	100.00%	100.00%	100.00%
Globers S.A.	Argentina	Travel organization services	100.00%	100.00%	100.00%
Globant Brasil Consultoria Ltda.	Brazil	Software development and consultancy	100.00%	100.00%	100.00%
Globant Peru S.A.C.	Peru	Software development and consultancy	100.00%	100.00%	100.00%
Globant India Private Limited	India	Software development and consultancy	100.00%	100.00%	100.00%
Dynaflows S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
We Are London Limited (2)	United Kingdom	Service design consultancy	-	100.00%	100.00%
Difier S.A.	Uruguay	Software development and consultancy	100.00%	100.00%	100.00%
Globant Bel LLC	Belarus	Software development and consultancy	100.00%	100.00%	100.00%
Globant Canada Corp	Canada	Software development and consultancy	100.00%	100.00%	100.00%
Globant France S.A.S.	France	Software development and consultancy	100.00%	100.00%	100.00%
Globant IT Romania S.R.L. (3)	Romania	Software development and consultancy	100.00%	100.00%	100.00%
Globant Ventures S.A.S. (4)	Argentina	Holding and investment activities	100.00%	100.00%	100.00%
Software Product Creation SL Dubai Branch (5)	United Arab Emirates	Software development and consultancy	100.00%	100.00%	100.00%
Avanxo Servicios Informáticos España S.L (6)(7)	Spain	Holding and investment activities	-	100.00%	100.00%
Avanxo México Sociedad Anónima Promotora de inversión de Capital Variable (6)(8)	Mexico	Cloud consulting and implementation services	-	100.00%	100.00%

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Company	Country	Main	Percentage ownership
	of	Activity	As of December 31,
	incorporation		2021	2020	2019
Avanxo Servicios S.A. de C.V. (6)(9)	Mexico	Cloud consulting and implementation services	-	100.00%	100.00%
Avanxo Brasil Tecnología da Informacao LTDA (6)(10)	Brazil	Cloud consulting and implementation services	-	100.00%	100.00%
Orizonta Consutoria De Negocios E Tecnologia LTDA (6)(11)	Brazil	Cloud consulting and implementation services	-	100.00%	100.00%
Avanxo S.A. (6)(12)	Argentina	Cloud consulting and implementation services	100.00%	100.00%	100.00%
Avanxo - Sucursal del Perú (6)(13)	Perú	Cloud consulting and implementation services	-	100.00%	100.00%
Avanxo Colombia (6)	Colombia	Cloud consulting and implementation services	100.00%	100.00%	100.00%
Belatrix Global Corporation S.A. (14)(15)	Spain	Holding and investment activities	-	100.00%	100.00%
BSF S.A.	Argentina	Agile product development services	100.00%	100.00%	100.00%
Belatrix Peru S.A.C. (14)(16)	Peru	Agile product development services	-	100.00%	100.00%
Belatrix Colombia S.A.S. (14)(17)	Colombia	Agile product development services	-	100.00%	100.00%
Globant IT Services Corp (18)	United States of America	Agile product development services	100.00%	100.00%	100.00%
Grupo Assa Worldwide S.A (19)	Spain	Holding and IT consultancy services	-	100.00%	-
Grupo ASSA Corp. (19)	United States of America	Business an IT consultancy services	100.00%	100.00%	-
GASA México Consultoría y Servicios S.A de C.V (19)	Mexico	Business an IT consultancy services	100.00%	100.00%	-
Grupo Assa México Soluciones Informáticas S.A de C.V (19)	Mexico	Business an IT consultancy services	100.00%	100.00%	-
Grupo Assa Colombia S.A.S (19)(20)	Colombia	Business an IT consultancy services	-	100.00%	-
CTN Consultoria Tecnologia e Negocios LTDA (19)	Brazil	Business an IT consultancy services	100.00%	100.00%	-
IBS Integrated Business Solutions Consultoria LTDA (19)	Brazil	Business an IT consultancy services	100.00%	100.00%	-
Global Digital Business Solutions em Tecnologia LTDA (19)(38)	Brazil	Business an IT consultancy services	100.00%	100.00%	-
Servicios Digitais em Tecnologia da Informacao LTDA (19)(38)	Brazil	Business an IT consultancy services	-	100.00%	-
Grupo Assa Chile Ltda. (19)(21)	Chile	Business an IT consultancy services	-	100.00%	-
Decision Support S.A (19)	Argentina	Business an IT consultancy services	100.00%	100.00%	-
Banking Solutions S.A (19)(22)	Argentina	Business an IT consultancy services	100.00%	100.00%	-
Brazilian Technology Partners S.A (19)(23)	Argentina	Holding and investment activities	-	100.00%	-
Globant Colombia S.A.S.	Colombia	Software development and consultancy	100.00%	100.00%	-
Globant Germany GmbH	Germany	Software development and consultancy	100.00%	100.00%	-
Xappia SpA (24)(25)	Chile	Cloud consulting and implementation services	-	100.00%	-
Xappia S.R.L.(24)(26)	Argentina	Cloud consulting and implementation services	100.00%	100.00%	-

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Company	Country	Main	Percentage ownership
	of	Activity	As of December 31,
	incorporation		2021	2020	2019
Giant Monkey Robot SpA (27)(28)	Chile	Live game operations, in-game economy, and mobile game development	-	100.00%	-
Giant Monkey Robot Inc. (27)(29)	United States of America	Live game operations, in-game economy, and mobile game development	-	100.00%	-
BlueCap Management Consulting SL (30)	Spain	Business and financial consultancy services	100.00%	100.00%	-
Globant Singapore PTE LTD. (31)	Singapore	Software development and consultancy	100.00%	-	-
CloudShiftGroup Limited (32)	United Kingdom	Software development and consultancy	100.00%	-	-
Hybrido Worldwide, S.L. (33)	Spain	Software development and consultancy	100.00%	-	-
Pixel Division, S.L. (33)(39)	Spain	Advertising services	100.00%	-	-
Walmeric Soluciones, S.L. (34)	Spain	Telecommunications, mailing and courier services	80.00%	-	-
Augmented Coding Spain S.A. (35)	Spain	Software development and consultancy	100.00%	-	-
Sistemas Globales Costa Rica Limitada (36)	Costa Rica	Software development and consultancy	100.00%	-	-
Augmented Coding US, LLC (37)	United States of America	Software development and consultancy	100.00%	-	-
Globant Ecuador S.A.S.(40)	Ecuador	Software development and consultancy	100.00%	-	-
Atix Labs S.R.L (41)	Argentina	Software development and consultancy	100.00%	-	-
Atix Labs LLC(41)(42)	United States of America	Software development and consultancy	100.00%	-	-
Navint Partners, LLC(43)	United States of America	Software development and consultancy	100.00%	-	-
The Hansen Partnership Limited(43)	United Kingdom	Software development and consultancy	100.00%	-	-
Hansen Consulting B.V.(43)	Netherlands	Software development and consultancy	100.00%	-	-
Hansen Techsol Private Limited (43)	India	Software development and consultancy	100.00%	-	-

(1)Global Systems Outsourcing S. de R.L. de C.V changed its name to IAFH Globant IT México S. de R.L de C.V on May 28, 2021.
(2)We Are London Limited is under Strike Off process.
(3)Small Footprint S.R.L. changed its name to Globant IT Romania S.R.L on April 28, 2021.
(4)Globant Ventures S.A.S is under a merger process with Sistemas Globales S.A.
(5)Software Product Creation SL Dubai Branch is dormant since February 27, 2020.
(6)In October 2019, this Company was acquired along with its subsidiaries in Brazil, Mexico, Colombia, Peru, Argentina and the United States ("Avanxo Group") on February 1, 2019 (see note 26.5). Avanxo (Bermuda) Limited changed its name to Avanxo Servicios Informáticos España S.L due to its redomiciliation to Spain.
(7)Avanxo Servicios Informáticos España S.L was merged with and into Globant España S.A. (sociedad unipersonal) on May 17, 2021.
(8)Avanxo México Sociedad Anónima Promotora de Inversión de Capital Variable was merged with and into IAFH Globant IT México S.
de R.L de C.V (formerly named as Global System Outsourcing S. de R.L. de C.V.) on March 31, 2021.
(9)Avanxo Servicios S.A. de C.V., was merged with and into IAFH Globant IT México S. de R.L de C.V (formerly named as Global System Outsourcing S. de R.L. de C.V.) on March 31, 2021.
(10)Avanxo Brasil Tecnología da Informacao LTDA, was merged with and into Globant Brasil Consultoria Ltda. on August 25, 2021.
(11)Orizonta Consultoria De Negocios E Tecnologia LTDA was merged with and into Globant Brasil Consultoria Ltda. on August 25, 2021.
(12)Avanxo S.A, is under a merger process with Sistemas Globales S.A.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(13)Avanxo Sucursal del Perú concluded its liquidation process on December 21, 2021.
(14)Belatrix Global Corporation S.A along with its subsidiaries in Peru, Colombia, Spain, the United States and Argentina ("Belatrix Group") were acquired on August 9, 2019 (see note 26.6).
(15)Belatrix Global Corporation S.A was merged with and into Globant España S.A. on May 17, 2021.
(16)Belatrix Peru S.A.C. was merged with and into Globant Peru S.A.C. on October 29,2021.
(17)Belatrix Colombia S.A.S. was merged with and into Sistemas Colombia S.A.S on July 7, 2021.
(18)Belatrix Services Corp changed its name to Globant IT Services Corp. on April 21, 2020.
(19)Grupo Assa Worldwide S.A along with its subsidiaries in Colombia, United States, Brazil, Mexico, Argentina and Chile (“gA Group”) were acquired on July 31, 2020 (see note 26.8). Grupo Assa Worldwide was merged with and into Globant España S.A (sociedad unipersonal) on October 22,2021.
(20)Grupo Assa Colombia S.A.S. was merged with and into Sistemas Colombia S.A.S. on July 7, 2021
(21)Grupo Assa Chile Ltda. was merged with and into Sistemas Globales Chile Asesorías Limitada on June 7, 2021.
(22)Banking Solutions S.A is under a merger process with Sistemas Globales S.A
(23)Brazilian Technology Partners S.A. concluded its liquidation process on November 12, 2021.
(24)Xappia SpA and Xappia SRL were acquired on October 21, 2020 (see note 26.9).
(25)Xappia SpA was merged with and into Sistemas Globales Chile Asesorías Limitada on July 21, 2021.
(26)Xappia S.R.L. is under merger process with Sistemas Globales S.A.
(27)Giant Monkey Robot SpA and Giant Monkey Robot Inc were acquired on November 9, 2020 (see note 26.10).
(28)Giant Monkey Robot SpA was merged with and into Sistemas Globales Chile Asesorías Limitada on July 21, 2021.
(29)Giant Monkey Robot Inc. was merged with and into Globant LLC on June 16, 2021.
(30)BlueCap Management Consulting SLU was acquired on December 18, 2020 (see note 26.11).
(31)Globant Singapore was incorporated on February 3, 2021.
(32)CloudShiftGroup Limited was acquired on February 28, 2021 (see note 26.12).
(33)Hybrido Worldwide S.L along with its subsidiary in Spain (Pixel Division S.L.), were acquired on May 12, 2021 (see note 26.13).
(34)Walmeric Soluciones S.L was acquired on July 8, 2021 (see note 26.14).
(35)Augmented Coding Spain S.A was incorporated on August 24, 2021.
(36)Sistemas Globales Costa Rica Limitada was incorporated on August 9, 2021.
(37)Augmented Coding US, LLC was incorporated on August 27, 2021.
(38)Servicios Digitais em Tecnologia de Informacao LTDA was merged with and into Global Digital Business Solutions em Tecnologia LTDA on December 1, 2021.
(39)Pixel Division S.L. is under liquidation process.
(40)Globant Ecuador S.A.S was incorporated on November 11, 2021.
(41)Atix Labs S.R.L and Atix Labs LLC were acquired on October 5, 2021 (see note 26.15).
(42)Atix Labs LLC is under merger process with Globant LLC.
(43)Navint Group with subsidiaries in the United States, India, England and Wales and Netherlands, were acquired on November 30, 2021. (see note 26.16).

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
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

The Company has not recognized any impairment loss in the years ended December 31, 2021, 2020 and 2019.

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
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2019
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)
The Company’s services are performed under both time-and-material and fixed-price contracts. For revenues generated under time-and-material contracts, revenues are recognized as a single performance obligation satisfied over time, using an input method based on hours incurred. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client.

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

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right–of–use asset) whenever:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

The Company made adjustments related to leases that are subject to changes in the consumer price index. As of December 31, 2021 and 2020, such adjustments amounted to 1,113 and 491 respectively.

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
•IBS Integrated Business Solutions Consultoría LTDA: the functional currency is the Brazilian Real.
•Global Digital Business Solutions em Tecnologia LTDA: the functional currency is the Brazilian Real.
•Avanxo Colombia: the functional currency is the Colombian Peso.
•BlueCap Management Consulting SL: the functional currency is the European Union Euro.
•Hybrido Worldwide, S.L: the functional currency is the European Union Euro.

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
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

Accounting standards are applied on the assumption that the value of money (the unit of measurement) is constant over time. However, when the rate of inflation is no longer negligible, a number of issues arise impacting the true and fair nature of the accounts of entities that prepare their financial statements on a historical cost basis. To address such issues, entities apply IAS 29 Financial Reporting in Hyperinflationary Economies from the beginning of the period in which the existence of hyperinflation is identified. Based on the statistics published on July 17, 2018, Argentina's economy started to be considered hyperinflationary. As of December 31, 2021 and 2020, the 3-year cumulative rate of inflation for consumer prices in Argentina is 216% and 209%, respectively. As of December 31, 2021 and 2020, the Company assessed that the effects of inflation are not material to the financial statements, since the most significant Argentine subsidiaries have the U.S. dollars as their functional currency, except for Globers S.A.

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

Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because taxable profit excludes items of income or expense that are taxable or deductible in future years and it further excludes items that are never taxable or deductible. The Company's liability for current income tax is calculated using tax rates that have been enacted or substantively enacted as of the date of issuance. The current income tax charge is calculated on the basis of the tax laws in force in the countries in which the consolidated entities operate.

For the fiscal years 2021 and 2020, Globant S.A, is subject to a corporate income tax rate of 17% on taxable income exceeding EUR 200, leading to an overall tax rate of 24.94% in Luxembourg City for FY 2020 and FY 2021 (taking into account the solidarity surtax of 7% on the CIT rate, and including the 6.75% municipal business tax rate applicable).

The holding companies located in Spain elected to be included in the Spanish special tax regime for entities having substantially all of their operations outside of Spain, known as “Empresas Tenedoras de Valores en el Exterior” (“ETVE”). Globant España S.A and Global Assa Worldwide S.L (absorbed by Globant España S.A in January, 2021) were registered in 2008 and Belatrix Global Corporation S.A. (absorbed by Globant España S.A) was registered in 2013. Under the ETVE regime, dividends distributed from its foreign subsidiaries as well as any gain resulting from disposal are subject to 95% of tax exemption effective from January 1st, 2021. In order to be entitled to the benefit, among other requirements, the main activity of the entities must be the administration and management of equity instruments from non-Spanish entities and such entities must be subject to a tax regime similar to that applicable in Spain for non-ETVEs companies. As of December 31, 2020 the Uruguayan subsidiary distributed dividends for a total amount of 22,300 to Globant España S.A.. As of December 31, 2021, the Spanish Holding companies did not receive dividends distributions. If this tax exemption would not apply partially, the applicable tax rate should be 25%. The Company´s Spanish subsidiaries Software Product Creation S.L., Avanxo Servicios Informaticos S.L., Bluecap Management Consulting S.L, Hybrido Worldwide S.L., Pixel Division S.L., Augmented Coding Spain S.A., and Walmeric Soluciones S.L. are subject to a 25% corporate income tax rate.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

For the fiscal year 2021, Argentina has progressive system of corporate income tax rates ranging from 25% to 35% . For fiscal year 2020, the corporate income tax rate was 30%.

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

The entities IAFH Global S.A, Sistemas Globales S.A, BSF S.A, Decision Support S.A and Atix S.A. were beneficiaries of the Software Promotion Law and expressed the willingness to continue in the regime under the Knowledge based Economy Law, accordingly. Once the formalities established for this purpose are fulfilled, the entities will be incorporated in the National Registry of Beneficiaries ,and will enjoy the benefits of the Knowledge Economy Law retroactively from January 1st, 2020.

The beneficiaries of the regime will enjoy the following benefits:
– Stability in the enjoyment of benefits.
– Beneficiaries who carry exports within the promoted activity, are not subject to any withholding and/or collection VAT regimes.
– A reduced corporate income tax rate applied to the promoted activities. The reduction is applied on the general tax rate as follows: (i) 60% for micro and small enterprises, (ii) 40% for medium-sized enterprises, and (iii) 20% for large enterprises.
– In addition, beneficiaries will be allowed to deduct as an expense, the withholding tax paid of foreign taxes, if the taxed income constitutes an Argentine source of income.
– A non-transferable tax credit of up to 70% of amounts paid for certain social security taxes (contributions) for the employees associated with the promoted activities. The credit may be offset against value-added tax liabilities within 24 months of its issuance (which can be extended for an additional 12 months with justified cause). Beneficiaries that carry out exports are authorized to use the credit against income tax liabilities in the percentage of exports reported at the time of registration. The credit will be increased to 80% to newly-onboarded employees that are: (a) women, (b) transsexual and transgender persons, (c) professionals with graduate studies in engineering, exact or natural sciences, (d) individuals with disabilities, (e) individuals who reside in unfavorable areas and/or provinces with lower relative development, (f) individuals who, before being employed, were beneficiaries of welfare programs, among other groups of interest to be added by the enforcement authority.
– A 0% rate of export duties applicable to the export of services promoted by the Law.

The entities Atix Labs, S.RL., Decision Support S.A, BSF S.A , IAFH Global S.A and Sistemas Globales S.A., were approved as beneficiaries of the Knowledge Economic Law by the Subsecretary of Knowledge Economy and incorporated into the National Registry on July 8, 2021, September 24, 2021, October 15, 2021, December 14, 2021 and February 8, 2022.

Decision Support S.A and IAFH Global S.A are considered as a medium- size enterprise with a reduction of 40% on the income tax rate while BSF S.A is considered a micro and small enterprise with a 60% of reduction. Sistemas Globales S.A. is considered as a large enterprise. For this company the benefit is a reduction of 20%.

On December 29, 2017, Argentina enacted a comprehensive tax reform (Law No. 27,430) through publication in the Official Gazette. The Law is effective from January 1, 2018. Specifically, the Law introduces amendments to income tax (both at corporate and individual levels), value added tax (VAT), tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels, and tax on the transfer of real estate.
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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

On December 23, 2019, the Argentine Government enacted the Ley de Solidaridad Social y Reactivación Productiva No. 27,541 (the "Law on Social Solidarity and Productive Reactivation " or the "Social Solidarity Law") which declared a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and also delegated legislative powers to the National Executive Power, until December 31, 2020. According to the Social Solidarity Law, the corporate income tax for years commencing on or after January 1, 2020 is 30%, and the tax rate applicable to dividends is 7%, delaying the effectiveness of the 25% and 13% rates until tax years starting on January 1, 2021.
On June 16, 2021, the Argentine Government enacted an income tax reform (Law No. 27,630), which increases the corporate income tax rate for tax years commencing on or after January 1, 2021. The law replaced the previous 30% tax rate with a progressive tax scale that applies as follows: a) for accumulated net taxable income up to 5,000,000 Argentine Pesos: 25% tax rate on net taxable income, b) for accumulated net taxable income from 5,000,000 Argentine Pesos to 50,000,000 Argentine: a tax payment of 1,250,000 Argentine Pesos plus a 30% tax rate on accumulated net taxable income on any amount exceeding 5,000,000 Argentine Pesos, c) for accumulated net taxable income exceeding 50,000,000 Argentine Pesos: a tax payment of 14,750,000 Argentine Pesos plus a 35% tax rate on accumulated net taxable income on any amount exceeding 50,000,000 Argentine Pesos. Apart from that, the Law permanently extends the 7% withholding tax for dividend distributions.
The Company’s Argentine subsidiaries, Globers Travel and Dynaflows, are subject to a corporate income tax rate under a progressive tax scale as they are not included within the Software Promotion Regime nor Knowledge Economy Regime.

The Company’s Uruguayan subsidiary Sistemas Globales Uruguay S.A. is domiciled in a tax free zone and has an indefinite tax relief of 100% of the income tax rate and an exemption from VAT. Aggregate income tax relief arising under Sistemas Globales Uruguay S.A. for years ended in December 2021, 2020 and 2019 were 18,835, 29,818 and 21,224 , respectively. The Company’s Uruguayan subsidiary Difier S.A. is located outside tax-free zone and according to Article 163 bis of Decree No. 150/007 the software development services performed are exempt from income tax and value-added tax applicable as long as they are exported and utilized abroad, except for the financial results that are taxable at a rate of 25%. Difier S.A is 100% export-oriented.

The Colombian subsidiaries are subject to federal corporate income tax at the rate of 31%. Until December 31, 2018 the Company's Colombian subsidiary Sistemas Colombia S.A.S. was subject to federal corporate income tax at the rate of 33% and a surcharge at the rate of 4% calculated on net income before income tax. Law N°1,943 gradually reduces the corporate tax rates from 33% to 30% from fiscal years 2020 to 2022.

On September 14 2021, the Colombian Government enacted the “Ley de Inversión Social” (Law No. 2,155), which introduces a tax reform, as well as adjusts the 2021 budget. Among other things, the law increases the corporate income tax rate to 35% for tax years commencing on or after January 1, 2022. This rate applies to Colombian entities, permanent establishments in Colombia and foreign taxpayers with Colombian-source income that must file income tax returns in Colombia.
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
On December 13, 2018, the Internal Revenue Service (“IRS”) published a proposed regulation that provides guidance regarding the BEAT application for public comments. The final document was published in the Federal Register on December 2, 2019.
The Company’s Chilean subsidiary Sistemas Globales Chile Ases. Ltda. is subject to corporate income tax at the rate of 27%.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

The Indian Government introduced in September, 2019, a slew of measures through the Taxation Laws (Amendment) Ordinance, to make certain amendments in the Income-tax Act 1961 and the Finance (No.2) Act 2019.

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

On December 21, 2017 the President of the Republic of Belarus published Decree N° 8 that extends the duration of the HTP’s tax incentives and the special legal regime until January 1, 2049. The Company will be benefited by the exemption as long as the regime is valid.

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
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

3.7.1.3 – Uncertain tax treatments

The Company determines the accounting for tax position when there is uncertainty over income tax treatments as follows. First, the Company determines whether uncertain tax positions are assessed separately or as a group; and then, the Company assesses whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the Company determines its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If not, the Company reflects the effect of uncertainty in determining its accounting tax position using either the most likely amount or the expected value method. The Company discloses in note to the consolidated financial statements certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred.

As of December 31, 2021 and 2020, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred (assessed as not probable), as of the date of the financial statements in accordance with IFRIC 23 in an amount of 4,937 and 3,543, related to assessments for the fiscal years 2015 to 2021 and 2014 to 2020, respectively. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

3.9 – Intangible assets

Intangible assets include licenses, customer relationships, customer contracts, non-compete agreements and cryptocurrencies. The accounting policies for the recognition and measurement of these intangible assets are described below.

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

3.9.1.1 - Cryptocurrencies

The Company accounts for its crypto assets as indefinite-lived intangible assets in accordance with IAS 38 "Intangible Assets". Bitcoin and Ethereum are cryptocurrencies that are considered to be an indefinite lived intangible asset because they lack physical form and there is no limit to its useful life, they are not subject to amortization but they are tested for impairment.

The Company's crypto assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition. The Company performs monthly analysis to identify possible impairment. If the carrying value of the crypto asset exceeds the fair value based on the quoted price in the active exchange market, the Company will recognize an impairment loss equal to the difference between the fair value and the book value in the consolidated statement of comprehensive income. Gains, if any, will not be recognized until realized upon sale in the consolidated statement of comprehensive income. Further details are disclosed in note 16. As of December 31, 2021, the Company has recognized a loss of 80 as impairment.

3.9.2 – Intangible assets acquired in a business combination

Intangible assets acquired in a business combination (customer relationships, customer contracts, non-compete agreements and software) are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

3.9.4 – Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss when the asset is derecognized. As of December 31, 2021 and 2020, the Company has derecognized intangible assets for an amount of 412 and 507, respectively.

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

As of December 31, 2020 and 2019 the Company recorded an impairment loss of 83 and 720, respectively, as of December 31, 2021 the Company did not recognize impairment related to internally-generated intangible assets.

3.11 – Contingent liabilities

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the financial statements unless the Company has both a legally enforceable right and intention to offset. The impact of the futures and forward contracts on the Company’s financial position is disclosed in note 29. A derivative is presented as a non–current asset or a non–current liability if the remaining maturity of the instrument is more than 12 months and it is not due to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

Movements in the hedging reserve in equity are detailed in note 30.3.

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

3.12.6 – Impairment of financial assets

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
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

3.12.7 – Derecognition of financial assets

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

As of December 31, 2020 the Company entered in one factoring agreement arranged both with Banco Santander; pursuant to which Globant, LLC transferred receivables for a total amount of 1,292, there were no factoring agreements during 2021. As of December 31, 2021 and 2020 the Company incurred in a collection in advance benefit that some clients offer with JP Morgan and Deutsche Bank for a total amount of 1,568 and 3,843, respectively. The Company considers that it has substantially transferred the risks and rewards intrinsic to these receivables to the bank and therefore they were derecognized.

3.12.8 – Convertible Notes

The Company recognizes convertible notes measured at their fair value using the market approach which consist in using price and relevant information generated by market transactions involving identical or comparable assets, liabilities or group of assets and liabilities, such as a business.

As of December 31, 2021 and 2020, the fair value of the loan agreement amounted to 1,267 and 860 disclosed as other financial assets current, respectively, and 2,608 and 306 disclosed as other financial assets non-current, respectively.

3.12.8.1 Convertible notes - Globant España

During the year ended December 31, 2021, Globant España S.A. entered into 6 note purchase agreements with LookApp S.A.S, UALI Holding Limited, B2CHAT S.A.S, Avancargo Corp, Poderio S.A.S and Vozy, Inc in addition to the note purchase agreement transferred from Globant Ventures on 2020 with Drixit Technologies Inc. (the "startups"), pursuant to which Globant España S.A. provided financing facility for a total amount of 3,006. Interest on the entire outstanding principal balance is computed at annual rates ranging from 2% to 8%. Globant España S.A. has the right to convert all or any portion of the outstanding principal into equity interests of the startups.

Collokia

On May, 5, 2017, the Company and Collokia LLC, signed a loan agreement whereby the Company provides a financing facility of 100. Interest on the entire outstanding principal balance is computed at an annual rate of 2.8%. Collokia shall repay the loan in full within 18 months from the date that this agreement has been signed off. The Company has the right to convert any portion of the outstanding principal into preferred units of Collokia. As of December 31, 2020, the fair value of the loan agreement amounted to 130 and was disclosed as other financial assets current. On February 11, 2021 the Company through one of its subsidiary, entered into a Software License Agreement with Collokia LLC in exchange for the cancellation of the convertible note. Pursuant to the Software License Agreement, the parties agreed that Collokia LLC will grant the Company a perpetual, free, worldwide, non-exclusive, non-transferable and non-sublicensable license to use a software developed by Collokia LLC.

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

3.12.8.2 Convertible notes - Sistemas Globales

As of December 31, 2021, Sistemas Globales S.A. maintains, since its merger with Globant Ventures SAS, 5 note purchase agreements with Interactive Mobile Media S.A. (CamonApp), AvanCargo Corp., TheEye S.A.S., Robin and Woolabs S.A. (the "startups"), pursuant to which Sistemas Globales S.A. provided financing facility for a total amount of 869.  Interest on the

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

entire outstanding principal balance is computed at annual rates ranging from 5% to 12%. Sistemas Globales S.A. has the right to convert all or any portion of the outstanding principal into equity interests of the startups.

3.12.9 – Equity Instruments

The Company recognizes equity instruments measured at their fair value using the market approach which consist in using price and relevant information generated by market transactions involving identical or comparable assets, liabilities or group of assets and liabilities, such as a business.

As of December 31, 2021 and 2020, the fair value of equity instruments amounted to 22,088 and 10,478 disclosed as other financial assets non-current.

3.13 – Financial liabilities and equity instruments issued by the Company

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

Put option over non-controlling interest in subsidiary

On July 8, 2021 the Company entered into a put and call option agreement with the non-controlling shareholders over the remaining twenty percent (20%) over Walmeric Soluciones, S.L., which can be exercised by the non-controlling shareholders from March 1, 2022 till March 1, 2024. The Company did not recognized the call option since it was immaterial.

On July 8, 2021 the Company recognized in equity a put option over non-controlling interest of Walmeric for 16,285.

The amount that may become payable under the option on exercise is initially recognized at the present value of the redemption amount within other financial liabilities with a corresponding charge directly to equity. The charge to equity is recognized separately as written put options over non-controlling interests.

The liability is subsequently accreted through finance charges up to the redemption amount that is payable at the date at which the option first becomes exercisable. In the event that the option expires unexercised, the liability is derecognised with a corresponding adjustment to equity.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As of December 31, 2021, the Company has recognized as non-current other financial liabilities the written put option for an amount of 15,423 equal to the present value of the redemption amount. Changes in the measurement of the gross obligation will be recognized in the statement of comprehensive income.

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

Cash and cash equivalents as shown in the statement of cash flows only includes cash and bank balances and time deposits as disclosed in note 11.

3.15 – Reimbursable expenses

Out-of-pocket and travel expenses are recognized as expense in the statements of comprehensive income in the year they are incurred. Reimbursable expenses are billed to customers and presented within the line item "Revenues" in the statements of comprehensive income for the year.

3.16 - Share-based compensation plan

The Company has a share-based compensation plan for executives and employees of the Company and its subsidiaries. Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set forth in note 25.

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

3.18 – Gain on transactions with bonds

During the year ended December 31, 2021, 2020 and 2019, the Company's Argentine subsidiaries, through cash received from intercompany loans and repayments of intercompany loans, acquired Argentine sovereign bonds in the U.S. market denominated in U.S. dollars.

After acquiring these bonds, the Company's Argentine subsidiaries sold those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the year ended December 31, 2021 and 2020 was higher than its quoted price in the U.S. market (in U.S dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into the Company's Argentine subsidiaries' functional currency, thus, as a result, the Company recognized a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During the year ended December 31, 2021, 2020 and 2019, the Company recorded a gain amounting to 708, 9,580 and 1,569, respectively, due to the above mentioned transactions that were disclosed under the caption "Other financial results, net" in the consolidated statements of comprehensive income (see note 2.2.1).

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As of December 31, 2021 and 2019, the Company recorded an impairment for an amount of 5,323 and 275, respectively, and a recovery for an amount of 107 as of December 31, 2020, using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date. As of December 31, 2021 and 2020, the Company has recognized and additional impact related to COVID-19 pandemic, see note 32.

3.Fair value measurement and valuation processes

Certain assets and liabilities of the Company are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company estimates the fair value of an asset or a liability by converting future amounts (e.g. cash flows or income and expenses) to a single current (i.e. discounted) amount. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in note 29.8.

4.Contingent Liabilities

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

5.Purchase price allocation

The acquisition method of accounting is use to account for all business combinations. Under this method, assets acquired and liabilities assumed of the Company are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company estimates the fair value of an asset or a liability by converting future amounts (e.g. cash flows or income and expenses) to a single current (i.e. discounted) amount. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in note 29.8.

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

NOTE 5 – REVENUE

The following tables present the Company’s revenues disaggregated by type of contracts, by revenue source regarding the industry vertical of the client and by currency. The Company provides technology services to enterprises in a range of industry verticals including banks, financial services and insurance, media and entertainment, professional services, consumer, retail and manufacturing, technology and telecommunications, travel and hospitality and health care, among others. The Company understands that disaggregating revenues into these categories achieves the disclosure objective to depict how the nature,

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

amount, timing, and uncertainty of revenues may be affected by economic factors. However, this information is not considered by the chief operating decision-maker to allocate resources and in assessing financial performance of the Company. As noted in the business segment reporting information in note 27, the Company operates in a single operating and reportable segment.

	For the year ended December 31,
By Industry vertical	2021	2020	2019
Banks, Financial Services and Insurance	308,227	193,364	143,788
Media and Entertainment	272,703	187,071	156,292
Consumer, Retail & Manufacturing	197,620	105,876	85,698
Professional Services	167,997	103,133	73,282
Technology & Telecommunications	155,665	96,643	88,183
Health Care	96,334	53,781	—
Travel & Hospitality	87,567	67,634	92,773
Other Verticals	10,965	6,637	19,309
TOTAL	1,297,078	814,139	659,325

	For the year ended December 31,
By Currency(*)	2021	2020	2019
United States dollar (USD)	977,349	699,769	563,747
European euro (EUR)	111,177	35,454	28,237
Chilean peso (CLP)	57,610	3,237	2,315
Argentine peso (ARS)	47,039	33,594	26,948
Mexican peso (MXN)	40,064	21,624	19,939
Brazilian real (BRL)	23,850	10,795	8,030
Pound sterling (GBP)	20,565	1,331	3,012
Colombian peso (COP)	9,803	7,791	6,831
Peruvian Sol (PEN)	9,058	8	—
Others	563	536	266
TOTAL	1,297,078	814,139	659,325

(*) Billing currency.

	For the year ended December 31,
By Contract Type	2021	2020	2019
Time and material contracts	1,062,171	698,943	544,131
Fixed-price contracts	218,846	107,033	106,386
Subscription resales	16,039	8,156	8,525
Others	22	7	283
TOTAL	1,297,078	814,139	659,325

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 6 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

6.1 - Cost of revenues

	For the year ended December 31,
	2021	2020	2019
Salaries, employee benefits and social security taxes	(745,307)	(476,480)	(366,594)
Shared-based compensation expense	(3,568)	(4,109)	(4,976)
Depreciation and amortization expense	(10,730)	(9,759)	(7,350)
Travel and housing	(4,950)	(6,881)	(17,115)
Office expenses	(6,607)	(3,050)	(2,583)
Professional services	(23,989)	(6,599)	(4,440)
Promotional and marketing expenses	(687)	(498)	(252)
Recruiting, training and other employee expenses	(2,860)	(2,436)	(1,854)
Depreciation expense of right-of-use assets	(3,392)	—	—
TOTAL	(802,090)	(509,812)	(405,164)

6.2 - Selling, general and administrative expenses

	For the year ended December 31,
	2021	2020	2019
Salaries, employee benefits and social security taxes	(139,307)	(86,390)	(68,855)
Share-based compensation expense	(38,849)	(20,519)	(14,912)
Rental expenses (1)	(6,045)	(5,762)	(5,260)
Office expenses	(18,298)	(13,515)	(10,733)
Professional services	(30,947)	(23,093)	(13,122)
Travel and housing	(5,414)	(3,878)	(7,259)
Taxes	(13,260)	(16,596)	(16,153)
Depreciation and amortization expense	(45,723)	(21,083)	(16,905)
Depreciation expense of right-of-use assets	(20,441)	(17,638)	(14,584)
Recruiting, training and other employee expenses	(11,575)	(4,389)	(2,299)
Promotional and marketing expenses	(10,299)	(3,517)	(2,102)
Legal claims	(2,846)	(842)	(294)
TOTAL	(343,004)	(217,222)	(172,478)

(1) Includes rental expenses from short–term leases and leases of low–value assets due to the impact of the adoption of IFRS 16 since January 1, 2019.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 7 – FINANCE INCOME / EXPENSE/ OTHER FINANCIAL RESULTS

	For the year ended December 31,
	2021	2020	2019
Finance income
Interest gain	652	1,920	958
Total	652	1,920	958

Finance expense
Interest expense on borrowings	(915)	(2,426)	(1,226)
Interest expense on lease liabilities	(5,415)	(4,944)	(3,464)
Other interest	(4,150)	(1,505)	(419)
Other	(2,228)	(1,555)	(1,544)
Total	(12,708)	(10,430)	(6,653)

Other financial results, net
Net (loss) gain arising from financial assets measured at fair value through PL	(8,537)	(3,423)	1,207
Net gain (loss) arising from financial assets measured at fair value through OCI	6	(16)	72
Gain (loss) arising from financial assets measured at amortized cost	—	395	99
Foreign exchange gain (loss), net	3,900	(2,935)	(8,841)
Gain on transaction with bonds	708	9,580	1,569
Total	(3,923)	3,601	(5,894)

NOTE 8 – OTHER (EXPENSE) INCOME, NET

	For the year ended December 31,
	2021	2020	2019
Other Expense
Remeasurement of contingent consideration (note 29.9.1)	(4,694)	(2,431)	(85)
Impairment of cryptocurrencies (note 16)	(80)	—	—
Fixed and intangibles assets disposals	(579)	(680)	—
Other	(182)	(84)	(64)
Subtotal	(5,535)	(3,195)	(149)

Other Income
Remeasurement at FV of investment in associates (notes 12.2 and 26)	1,538	—	—
Gain from sale of financial instrument	—	800	—
Other	628	508	259
Subtotal	2,166	1,308	259
Total	(3,369)	(1,887)	110

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 9 – INCOME TAXES

9.1 – INCOME TAX RECOGNIZED IN PROFIT AND LOSS

	For the year ended December 31,
	2021	2020	2019
Tax expense:
Current tax expense	(53,319)	(27,834)	(19,327)
Deferred tax gain	24,822	5,527	4,310
TOTAL INCOME TAX EXPENSE	(28,497)	(22,307)	(15,017)

Most of the revenues are generated through subsidiaries located in the U.S. The Company's workforce is mainly located in Latin America and to a lesser extent in India, Eastern Europe and the U.S.

The following table provides a reconciliation of the statutory tax rate to the effective tax rate:

	For the year ended December 31,
	2021	2020	2019
Profit before income tax	124,852	76,524	69,032

Tax calculated at the tax rate in each country	(27,757)	(13,253)	(12,714)
Argentine Knowledge Economy Law (note 3.7.1.1) (*)	1,157	637	3,256
Non-deductible expenses	2,122	1,180	925
Tax loss carry forward not recognized	(2,873)	(3,686)	(2,402)
Exchange difference	(1,146)	(1,781)	(4,365)
Effect of foreign exchange difference in tax base	—	(5,404)	—
Other	—	—	283
INCOME TAX EXPENSE RECOGNIZED IN PROFIT AND LOSS	(28,497)	(22,307)	(15,017)

(*) During 2020 and 2019 the enforced regime was the Argentine Software Promotion Law, which was replaced by the Argentine Knowledge Economy Law.

9.2 – DEFERRED TAX ASSETS AND LIABILITIES

	As of December 31,
	2021	2020
Share-based compensation plan	30,788	19,466
Provision for vacation and bonus	24,621	10,370
Intercompany trade payables	18,613	10,247
Property, equipment and intangibles	(8,370)	(5,699)
Goodwill	(3,681)	(2,799)
Allowance for doubtful accounts	1,604	727
Contingencies	356	992
Inflation adjustment	2,357	3,080
Others	1,506	2,160
Loss carryforward (1)	2,867	2,963
Other Assets	(1,404)	(1,122)
Property, equipment and intangibles	(12,142)	(12,576)
TOTAL DEFERRED TAX	57,115	27,809

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(1)As of December 31, 2021 and 2020, the detail of the loss carryforward is as follows:

	2021		2020
Company	Loss carryforward	Expiration date	Loss carryforward	Expiration date
Globant S.A.	—	—	201	does not expire
Dynaflows S.A.	2	2022	2	2022
Dynaflows S.A.	38	2023	33	2023
Dynaflows S.A.	100	2024	88	2024
Dynaflows S.A.	29	2025	33	2025
Dynaflows S.A.	12	2026	—	—
IAFH Global S.A	367	2024	426	2024
IAFH Global S.A	683	2025	586	2025
IAFH Global S.A	20	2026	—	—
Globant Brasil Consultoría Ltda. (2)	358	does not expire	540	does not expire
We Are London Limited	—	—	56	does not expire
Globant UK Limited	48	does not expire	—	—
Decision Support, S.A	282	2026	—	—
Sistemas Globales S.A.	3	2022	—	—
Sistemas Globales, S.A	4	2023	—	—
Sistemas Globales, S.A	29	2024	—	—
Sistemas Globales, S.A	38	2025	—	—
Sistemas Globales, S.A	449	2026	—	—
Augmented Coding US, LLC	31	does not expire	—	—
Augmented Coding Spain, S.A	189	does not expire	—	—
Atix Labs, SRL	34	2026	—	—
Avanxo S.A.	—	—	4	2022
Avanxo S.A.	—	—	4	2023
Avanxo S.A.	—	—	32	2024
Avanxo S.A.	—	—	23	2025
BSF S.A.	151	2026	—	—
Avanxo México Sociedad Anónima Promotora de inversión de Capital Variable	—	—	379	2030
Globant India Private Limited	—	—	472	does not expire
Grupo ASSA Colombia SAS	—	—	84	2031
	2,867		2,963

(2)The amount of the carryforward that can be utilized for Globant Brasil Consultoría Ltda. is limited to 30% of taxable income in each carryforward year.

As of December 31, 2021 and 2020, no deferred tax liability has been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and it is probable that will be no reversal in the foreseeable future in a way that would result in a charge to taxable profit.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The roll forward of the deferred tax assets/(liabilities) presented in the consolidated financial position is as follows:

2021	Opening	Recognised in	Recognised	Acquisitions/	Additions from	Closing
	balance	profit or loss (*)	directly in equity	disposals	business combinations	balance

Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	19,466	462	10,860	—	—	30,788
Provision for vacation and bonus	10,370	13,085	—	—	1,166	24,621
Intercompany trade payables	10,247	8,366	—	—	—	18,613
Property, equipment and intangibles	(18,275)	1,271	—	—	(3,508)	(20,512)
Goodwill	(2,799)	(882)	—	—	—	(3,681)
Allowance for doubtful accounts	727	877	—	—	—	1,604
Contingencies	992	(636)	—	—	—	356
Inflation adjustments	3,080	(723)	—	—	—	2,357
Other assets	(1,122)	(282)	—	—	—	(1,404)
Others	2,160	(654)	—	—	—	1,506
Subtotal	24,846	20,884	10,860	—	(2,342)	54,248
Loss carryforward	2,963	217	—	(313)	—	2,867
TOTAL	27,809	21,101	10,860	(313)	(2,342)	57,115

(*) Includes foreign exchange loss of 3,721.

2020	Opening	Recognised in	Recognised	Acquisitions/	Additions from	Closing
	balance	profit or loss (*)	directly in equity	disposals	business combinations	balance

Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	11,587	(76)	12,416	(4,461)	—	19,466
Provision for vacation and bonus	6,533	3,829	—	—	8	10,370
Intercompany trade payables	3,553	6,694	—	—	—	10,247
Property, equipment and intangibles	1,163	(7,065)	—	—	(12,373)	(18,275)
Goodwill	(1,752)	(1,047)	—	—	—	(2,799)
Allowance for doubtful accounts	928	(224)	—	—	23	727
Contingencies	714	215	—	—	63	992
Inflation adjustments	1,186	1,408	—	—	486	3,080
Other assets	(1,028)	(94)	—	—	—	(1,122)
Others	917	247	—	—	996	2,160
Subtotal	23,801	3,887	12,416	(4,461)	(10,797)	24,846
Loss carryforward	2,039	1,219	—	(295)	—	2,963
TOTAL	25,840	5,106	12,416	(4,756)	(10,797)	27,809
(*) Includes foreign exchange loss of 421.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 10 – EARNINGS PER SHARE

The earnings and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows:

	For the year ended December 31,
	2021	2020	2019
Net income for the year attributable to owners of the Company	96,065	54,217	54,015
Weighted average number of shares (in thousands) for the purpose of basic earnings per share	40,940	38,515	36,586
Weighted average number of shares (in thousands) for the purpose of diluted earnings per share	42,076	39,717	37,674
BASIC EARNINGS PER SHARE	$2.35	$1.41	$1.48
DILUTED EARNINGS PER SHARE	$2.28	$1.37	$1.43

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weight average number of ordinary shares for the purpose of diluted earnings per share:

	For the year ended December 31,
	2021	2020	2019
Shares not-deemed to be issued in respect of employee options	30	19	4

NOTE 11 – CASH AND CASH EQUIVALENTS

	As of December 31,
	2021	2020

Cash and bank balances	425,823	278,722
Time deposits	1,981	217
TOTAL	427,804	278,939

NOTE 12 – INVESTMENTS
12.1 – Investments

	As of December 31,
Current	2021	2020

Mutual funds (1)	27,585	19,284
Commercial Papers (2)	4,996	—
TOTAL	32,581	19,284

(1)Measured at fair value through profit or loss.
(2)Measured at fair value through other comprehensive income.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
Non current	2021	2020

Contribution to funds (3)	1,027	615
TOTAL	1,027	615

(3)On November 30, 2020, the Company signed a contribution agreement with Vistra ITCL and Pentathlon Ventures LLP, through which the Company committed to invest an aggregate amount approximately 2,000, as of December 31, 2021 and 2020, the Company has payed 1,027 and 615, respectively.

12.2 – Investments in associates

Collokia investment

As of December 31, 2020, the Company had a 19.5% of participation in Collokia LLC.

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

On January 6, 2021, the Company signed an Assignment of Membership Interest Agreement with Mr. Pablo Brenner to transfer all of its membership units in Collokia LLC by exercising the Company's Put Option Right. On January 12, 2021, Collokia LLC's management acknowledged and approve the transfer, and acknowledged and accepted the withdrawal of Globant España S.A. as member of the Company.

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

On April 22, 2021, the Company signed a subscription agreement alongside Fitory S.A., Wayra Argentina S.A., Stultum Pecunian Ventures LLC, Eun Young Hwang and Digital House Group Ltd ("Digital House"), pursuant to which the investors agree to sell their participation in Acamica to Digital House in exchange for the allotment and issuance of shares. However prior to the closing, on April 29, 2021, the Company made an additional contribution to Acamica for an amount of 1,095,

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

increasing its participation to 51.93% obtaining temporary control of Acamica. On June 29, 2021, the subscription agreement was closed.

The Company's share on the profit or loss or other comprehensive income of all the above-mentioned investments for the years ended 2018 and 2017 were not significant individually nor in the aggregate, except for the impairment recognized in Collokia in 2018. For the years ended December 31, 2021 and 2020, the Company share on the profit or loss for the investment in Acamica a loss of 233 and 622, respectively.

NOTE 13 – TRADE RECEIVABLES

	As of December 31,
	2021	2020

Current
Accounts receivable (1)	274,907	181,658
Unbilled revenue	31,379	20,117
Subtotal	306,286	201,775
Less: Allowance for expected credit losses	(6,177)	(5,755)
TOTAL	300,109	196,020

Non-current
Accounts receivable (1)	—	5,644
TOTAL	—	5,644

(1)As of December 31, 2021 and 2020, there were no amounts due from related parties (see note 24.1).
Allowance for expected credit losses

The following tables detail the risk profile of trade receivables based on the Company's provision matrix as of December 31, 2021 and 2020.

December 31, 2021	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	121-180	181 - 365	> 365	Risk clients	Total
Expected credit loss rate	0.59%	1.20%	2.66%	8.20%	31.50%	67.63%	100.00%	100.00%
Estimated total gross carrying amount at default	24,028	12,458	5,168	1,695	2,642	920	702	3,452	51,065
Lifetime ECL	142	150	138	139	832	622	702	3,452	6,177

December 31, 2020	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	121-180	> 180	Total
Expected credit loss rate	0.80%	2.00%	3.50%	7.80%	20.30%	79.50%
Estimated total gross carrying amount at default	27,787	3,982	1,159	191	534	2,635	36,288
Lifetime ECL	222	80	41	15	108	2,095	2,561

The movements in the allowance are calculated based on lifetime expected credit loss model for 2021 and 2020.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table shows the movement in ECL that has been recognized for trade receivables in accordance with the simplified approach:

	As of December 31,
	2021	2020	2019

Balance at beginning of year	(5,755)	(3,676)	(3,957)
Additions related to Travel and Hospitality clients (note 32)	(2,228)	(3,194)	—
(Additions) Recoveries, net (note 4.2)	(5,323)	107	(275)
Write-off of receivables	7,129	980	556
Translation	—	28	—
Balance at end of year	(6,177)	(5,755)	(3,676)

The average credit period on sales is 70 days. No interest is charged on trade receivables, except for certain customers to which financing facilities have been given with the corresponding financing charge. The Company always measures the loss allowance for trade receivables at an amount equal to lifetime ECL. The expected credit losses on trade receivables are estimated using the provision matrix by reference to past default experience of the debtor and an analysis of the debtor's current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. As of December 31, 2020 the expected credit losses increased considerably due to the outbreak of Coronavirus ("COVID-19") at the beginning of the fiscal year, see note 32.

NOTE 14 – OTHER RECEIVABLES

	As of December 31,
	2021	2020
Other receivables
Current
Tax credit - VAT	2,904	4,358
Tax credit - Software Promotion Regime	—	493
Income tax credits	12,213	7,053
Tax credit - Knowledge Law (note 3.7.1.1)	18,645	7,230
Other tax credits	1,920	674
Guarantee deposits	455	—
Advances to suppliers	2,750	2,142
Prepaid expenses	10,029	6,625
Loans granted to employees	105	77
Other	173	2,981
TOTAL	49,194	31,633

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
	2021	2020
Non-current
Tax credit - VAT	1,193	392
Income tax credits	10,671	3,037
Tax credit - Software Promotion Regime (note 3.7.1.1)	8	—
Tax credit - Knowledge Law (note 3.7.1.1)	5,951	1,784
Other tax credits	100	145
Guarantee deposits	4,390	3,091
Loans granted to employees	101	101
Prepaid expenses	1,172	1,348
Other	677	—
Subtotal	24,263	9,898
Allowance for impairment of tax credits	—	(269)
TOTAL	24,263	9,629

As of December 31, 2021, 2020 and 2019, the Company recorded a recovery for an amount of 269, 7 and 47, respectively, based on assumptions about expected credit losses. The Company uses judgment in making these assumptions based on existing regulatory conditions as well as forward looking estimates, which are described as follows. The tax credits included in the allowance for impairment are mainly related to Argentine taxation. The Company estimated the future VAT credit and VAT debit that comes from domestic purchases and sales, respectively. Since exports are zero-rated, any excess portion of the credit not used against any VAT debit is reimbursable to the Company, through a special VAT recovery regime. However, according to VAT recovery rules, there are certain limitations on the amount that may be reimbursed and the Company considered any VAT credit that cannot be reimbursed to be an impairment.

Roll forward of the allowance for impairment of tax credits

	As of December 31,
	2021	2020	2019

Balance at beginning of year	269	378	675
(Recovery) additions (note 4.4)	(269)	(7)	(47)
Foreign exchange	—	(102)	(250)
Balance at end of year	—	269	378
NOTE 15 – PROPERTY AND EQUIPMENT

The Company reviews the estimated useful lives of property and equipment at the end of each reporting period. The Company determined that the useful lives of the assets included as property and equipment are in accordance with their expected lives.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Property and equipment as of December 31, 2021 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	50,332	10,084	51,568	79	13,907	2,354	49,803	178,127
Additions related to business combinations (note 26.18)	269	781	456	273	—	—	—	1,779
Additions	17,644	3,709	1,372	—	64	—	28,591	51,380
Disposals	(1,462)	(418)	(506)	(138)	—	—	(322)	(2,846)
Transfers	—	—	15,454	—	—	—	(15,454)	—
Translation	17	51	(42)	26	—	—	(4)	48
Values at end of year	66,800	14,207	68,302	240	13,971	2,354	62,614	228,488

Depreciation
Accumulated at beginning of year	32,647	6,651	36,601	17	1,184	—	—	77,100
Additions	10,571	2,073	6,811	36	308	—	—	19,799
Disposals	(1,216)	(279)	(460)	(54)	—	—	—	(2,009)
Translation	22	30	(37)	12	—	—	—	27
Accumulated at end of year	42,024	8,475	42,915	11	1,492	—	—	94,917
Carrying amount	24,776	5,732	25,387	229	12,479	2,354	62,614	133,571

Property and equipment as of December 31, 2020 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	38,939	9,599	50,357	108	13,821	2,354	34,171	149,349
Additions related to business combinations (note 26.18)	1,075	222	139	29	—	—	—	1,465
Additions	10,900	625	810	—	10	—	16,285	28,630
Disposals	(592)	(489)	(71)	(58)	—	—	(46)	(1,256)
Transfers	—	89	442	—	76	—	(607)	—
Translation	10	38	(109)	—	—	—	—	(61)
Values at end of year	50,332	10,084	51,568	79	13,907	2,354	49,803	178,127

Depreciation
Accumulated at beginning of year	25,277	5,344	30,290	28	877	—	—	61,816
Additions	7,837	1,464	6,413	16	307	—	—	16,037
Disposals	(496)	(250)	(35)	(31)	—	—	—	(812)
Translation	29	93	(67)	4	—	—	—	59
Accumulated at end of year	32,647	6,651	36,601	17	1,184	—	—	77,100
Carrying amount	17,685	3,433	14,967	62	12,723	2,354	49,803	101,027

NOTE 16 – INTANGIBLE ASSETS

The Company reviews the estimated useful lives of intangible assets at the end of each reporting period. The Company determined that the useful lives of the assets included as intangible assets are in accordance with their expected lives.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

During the year, the Company considered the recoverability of its internally generated intangible asset which are included in the consolidated financial statements as of December 31, 2021 and 2020 with a carrying amount of 32,227 and 18,537, respectively.

The Company has recognized an impairment of 83 and 720 as of December 31, 2020 and 2019, respectively. As of December 31, 2021 no impairment was recognized. The impairment was recognized as a result of the Company's evaluation of such internal developments, upon which the Company projected lower future cash flows from the related intangible assets.

Intangible assets as of December 31, 2021 included the following:

	Licenses and internal developments	Customer relationships and contracts	Non-compete agreements	Cryptocurrencies(*)	Total
Useful life (years)	5	1 - 9	3
Cost
Values at beginning of year	72,538	74,792	834	—	148,164
Additions related to business combinations (note 26.18)	2,031	12,046	127	—	14,204
Additions from separate acquisitions	7,316	—	—	1,216	8,532
Additions from internal development	29,713	—	—	—	29,713
Disposals	(12,565)	—	—	—	(12,565)
Translation	3	(2)	—	—	1
Values at end of year	99,036	86,836	961	1,216	188,049

Amortization and impairment
Accumulated at beginning of year	47,360	13,459	624	—	61,443
Additions	21,244	15,093	317	—	36,654
Impairment loss recognized in profit or loss	—	—	—	80	80
Disposals	(12,153)	—	—	—	(12,153)
Translation	9	—	—	—	9
Accumulated at end of year	56,460	28,552	941	80	86,033
Carrying amount	42,576	58,284	20	1,136	102,016

(*) As of December 31, 2021, the Company´s crypto assets are comprised by Bitcoin and Ethereum.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Intangible assets as of December 31, 2020 included the following:

	Licenses and internal developments	Customer relationships and contracts	Non-compete agreements	Total
Useful life (years)	5	1 - 9	3
Cost
Values at beginning of year	48,318	25,285	586	74,189
Additions related to business combinations (note 26.18)	813	49,507	248	50,568
Additions from separate acquisitions	7,065	—	—	7,065
Additions from internal development	17,388	—	—	17,388
Disposals	(1,025)	—	—	(1,025)
Translation	(21)	—	—	(21)
Values at end of year	72,538	74,792	834	148,164

Amortization and impairment
Accumulated at beginning of year	35,473	11,020	586	47,079
Additions	12,328	2,439	38	14,805
Impairment loss recognized in profit or loss	83	—	—	83
Disposals	(518)	—	—	(518)
Translation	(6)	—	—	(6)
Accumulated at end of year	47,360	13,459	624	61,443
Carrying amount	25,178	61,333	210	86,721
NOTE 17 – OTHER ASSETS

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

The outstanding balance of other assets as of December 31, 2021 and 2020 is as follows:

	As of December 31,
	2021	2020
Other assets
Current
Unbilled Subscriptions	7,855	8,146
Non-current
Unbilled Subscriptions	8,583	6,954

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 18 – OTHER FINANCIAL ASSETS AND LIABILITIES

	As of December 31,
	2021	2020
Other financial assets
Current
Convertible notes	1,267	860
Foreign exchange forward contracts	758	492
Guarantee deposits	—	190
Others	32	35
TOTAL	2,057	1,577

Non-current
Convertible notes	2,608	306
Equity instruments	22,088	10,478
Interest rate SWAP	534	—
Guarantee deposits	—	4,363
Others	3	—
TOTAL	25,233	15,147

Other financial liabilities
Current
Other financial liabilities related to business combinations (note 26)	61,561	19,729
Foreign exchange forward contracts	1,498	93
TOTAL	63,059	19,822

Non-current
Other financial liabilities related to business combinations (note 26)	51,509	73,639
Put option on minority interest of Walmeric (note 26)	15,423	—
Interest rate SWAP	—	737
TOTAL	66,932	74,376
18.1 Equity Instruments

Digital House investment

On December 31, 2020, Globant España S.A. entered into a share purchase agreement along side other two partners to acquire between the three of them 614,251 shares of Digital House Group Ltd, which 204,750 correspond to Globant España S.A, such amount was acquired for 9,167. On April 22, 2021, the Company entered into a subscription agreement pursuant to which the investors sell their participation in Acamica in exchange for an increase in Digital House's investment for 5,848. Additionally on September 30, 2021, the Company paid an additional 862, increasing it's investment to 15.8%. As of December 31, 2021 and 2020, the Company has a 15.8% and 15% equity interest on Digital House, respectively, and the amount disclosed is 15,877 and 9,167 as other financial assets non-current, respectively.

ELSA investment

On January 15, 2021, Globant España, signed a stock purchase agreement and acquired 4% of ELSA, Corp., for 2,700.

V.U investment

On April, 23, 2021, Globant España, signed a stock purchase agreement and acquired 3% of VU Inc., for 2,200.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

NOTE 19 – TRADE PAYABLES

	As of December 31,
	2021	2020
Current
Suppliers	22,166	16,928
Advanced payments from customers	7,954	—
Expenses accrual	33,090	18,338
TOTAL	63,210	35,266

	As of December 31,
	2021	2020
Non current
Expenses accrual	6,387	5,240
TOTAL	6,387	5,240

NOTE 20 – PAYROLL AND SOCIAL SECURITY TAXES PAYABLE

	As of December 31,
	2021	2020

Salaries	12,815	12,018
Social security tax	25,412	22,140
Provision for vacation, bonus and others	146,000	77,015
Directors fees	214	139
Other	23	569
TOTAL	184,464	111,881

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 21 – BORROWINGS

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows:

	As of December 31,
	2021	2020
Centro para el Desarrollo Tecnológico Industrial (Spain)	1,484	—
Banco Santander (Spain)	850	—
Banco Supervielle (Argentina)	71	188
Banco Santander (Argentina)	9,835	—
HSBC Bank and Citibank - Syndicated loan (United States)	—	25,028
Banco ICBC (Argentina)	—	752
TOTAL	12,240	25,968

Such balances were included as current and non-current borrowings in the consolidated statement of financial position as follows:

	As of December 31,
	2021	2020

Current
Bank loans	10,156	907
Other loans	149	—
Sub-Total	10,305	907
Non-current
Bank loans	600	25,061
Other loans	1,335	—
Sub-Total	1,935	25,061
TOTAL	12,240	25,968

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

Movements in borrowings are analyzed as follows:

	As of December 31,
	2021	2020	2019

Balance at the beginning of year	25,968	51,386	—
Borrowings related to business combination (note 26.18) (1) (4)	2,538	13,969	1,290
Proceeds from new borrowings (2) (5)	13,500	155,108	90,523
Payment of borrowings (3) (5)	(30,216)	(196,202)	(41,570)
Accrued interest (4)	915	2,299	1,226
Foreign exchange (4)	(375)	(592)	(83)
Translation (4)	(90)	—	—
TOTAL	12,240	25,968	51,386

(1) Corresponds to two loan agreements granted by the Centro para el Desarrollo Tecnológico e Industrial (CDTI) of Spain to Walmeric with maturity dates on September 30, 2025 and January 25, 2030; and also to a borrowing with Banco Santander with maturity date on April 2025 granted to Hybrid. These borrowings do not have covenants. During the year ended December 31, 2021 through the business combinations the Company acquired borrowings mainly with Corrum, Banco Macro, HSBC, ICBC, Banco Provincia, BBVA, Aurum Fundo de Investimentos and Itau, with maturity date between October 9, 2020 and July 30, 2021. These borrowings do not have covenants.

(2)    On October 23, 2021, Sistemas Globales, S.A borrowed 10,061 from Banco Santander and will mature in October 2022. On March 23, 2020, March 24, 2020, and April 1, 2020, Globant, LLC borrowed 64,000, 11,000 and 75,000, respectively, under the Amended and Restated Credit Agreement for the year ended December 31, 2020. This loan will mature on February 5, 2025.

(3) During the year ended December 31, 2021, the main payments were 25,000 by Globant LLC related to the principal amount of the Amended and Restated Credit Agreement. During the year ended December 31, 2020, the main payments were 523 paid on March 26, 2020 by Avanxo Colombia related to the principal amount of the borrowing with Banco Santander and 126,927 paid by Globant, LLC related to the principal amount and interest of the A&R Credit Agreement. During August and September, 2020, the Company proceed to pay 12,636 of the borrowings related to Grupo Assa acquisition. On October 31, 2020 and December 31,2020 Globant, LLC paid 20,188 and 30,080, respectively, related to the A&R Credit Agreement.

(4) Non-cash transactions.

(5) Cash transactions.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 22 – TAX LIABILITIES

	As of December 31,
	2021	2020

Current
Periodic payment plan	379	107
VAT payable	9,927	4,599
Wage withholding taxes	3,354	2,721
Personal properties tax accrual	1,139	1,062
Taxes payable related to LEC	1,385	687
Sales taxes payable	100	189
Other	1,787	2,439
TOTAL	18,071	11,804

NOTE 23 – CONTINGENT LIABILITIES

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

Breakdown of reserves for lawsuits claims and other disputed matters include the following:

	As of December 31,
	2021	2020

Reserve for labor claims	5	53
Reserve for commercial claims	—	2,400
Reserve for regulatory claims	9,632	10,130
TOTAL	9,637	12,583

Roll forward is as follows:

	As of December 31,
Reserve for labor claims	2021	2020	2019

Balance at beginning of year	53	91	678
Additions	8	72	907
Recovery	(10)	(50)	(1,247)
Utilization of provision for contingencies	(38)	—	(99)
Foreign exchange	(8)	(60)	(148)
Balance at end of year	5	53	91

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
Reserve for regulatory claims	2021	2020	2019

Balance at beginning of year	10,130	1,511	2,184
Additions (3)	863	176	219
Additions related to business combinations	—	9,124	—
Recovery	(258)	—	(879)
Utilization of provision for contingencies	(509)	(615)	(95)
Foreign exchange	(594)	(66)	82
Balance at end of year (4)	9,632	10,130	1,511

	As of December 31,
Reserve for commercial claims	2021	2020	2019

Balance at beginning of year	2,400	1,000	—
Additions (1)	5,166	1,400	1,000
Utilization of provision for contingencies (2)	(7,566)	—	—
Balance at end of year	—	2,400	1,000

(1) On August 8, 2019, Certified Collectibles Group, LLC (“CCG”) and its affiliates filed a complaint in the U.S. District Court for the Middle District of Florida, Tampa Division, (Civil Action No. 19-CV-1962) against Globant S.A. and Globant, LLC, arising from a dispute relating to a service contract. After several discussions, on July 30, 2021, the parties filed a notice of settlement with the court. The claim was settled in 7,250 (of which 2,700 were covered by insurance reimbursement accounted for in Other Receivables line).

(2) On September 15, 2021, the Company made the first of two installment payments related to the settlement with Certified Collectibles Group, LLC. On November 30, 2021 the second installment was paid leaving the liability fully settled.

(3)     Since 2018, certain of our non-U.S. subsidiaries have been under examination by the U.S. Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of 1,400 plus penalties and interest for employment taxes for those years. Our subsidiaries filed protests of these proposed assessments with the IRS on July 16, 2018. Following discussions with the IRS, during the fourth quarter of 2021, the IRS and our subsidiaries have reached a preliminary agreement on the proposed assessments which would amount to 1,300 including applicable interests and penalties. As of December 31, 2021, the Company is awaiting for final confirmation from the IRS to pay the amount of the assessment and settle this matter definitely.
(4) Between 2010 and 2014, certain of Grupo Assa’s Brazilian subsidiaries were subject to two examinations by the Ministry of Labor (“MTE”) and the Brazilian Internal Revenue Service (“RFB”) in relation to the potential hiring of employees as independent contractors. As a result of such examinations, the MTE and the RFB initiated different administrative proceedings against Grupo Assa’s Brazilian subsidiaries, seeking to collect payment of taxes and social security contributions allegedly owed by the companies, and impose certain associated fines. As of December 31, 2021, some of these administrative proceedings are still ongoing while others have derived in judicial proceedings, the recognized liability as of December 31, 2021 is 7,670. Under the Equity Purchase Agreement entered into for the acquisition of Grupo ASSA Worldwide S.A. and its affiliates (collectively, “Grupo Assa”), certain of the above mentioned proceedings are subject to indemnification provisions from the sellers.

NOTE 24 – RELATED PARTIES BALANCES AND TRANSACTIONS

24.1 – Related parties

As of December 31, 2021 and 2020 there are no outstanding balances with related parties to disclose.

During the year ended December 31, 2021 and 2020, the Company did not recognized revenues from operations with related parties.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During the year ended December 31 2019, the Company recognized revenues for 1,419, as follows:

	For the year ended December 31,
	2021	2020	2019

Morgan Stanley Investment Management Inc.(*)	—	—	1,257
Mercado Libre S.R.L.(*)	—	—	162
Total	—	—	1,419

(*) Morgan Stanley and Mercado Libre S.R.L were no longer considered a related party as of December 31, 2020. As of that date disclosure of revenues as related parties from these customers is not required.

24.2 – Compensation of key management personnel

The remuneration of directors and other members of key management personnel during each of the three years are as follows:

	For the year ended December 31,
	2021	2020	2019

Salaries and bonuses	6,709	6,643	6,914
Total	6,709	6,643	6,914

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
During 2021, the Company granted 55,500, 5,000, 1,564, 540, 702 and 468 restricted stock units at grant prices of $298.47, $297.49, $267.19, $232.11, $213.57 and $328.96, respectively.

NOTE 25 – EMPLOYEE BENEFITS

25.1 – Share-based compensation plan

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

In addition, on December 1, 2021, our compensation committee, as administrator, approved the granting of awards in the form of Stock-Equivalent Units to be settled in cash or common shares ("SEUs Plan"), or a combination thereof, under the 2014 Equity Incentive Plan. The purpose of the SEUs Plan is to provide an incentive to attract, retain and reward talent in the IT industry and to prompt such persons to contribute to the growth and profitability of the Company. The SEUs Plan provides all eligible employees the opportunity of receiving a grant of SEUs with a unit value equal to the market value of one common share of the Company, to be settled in cash or common shares of the Company. As of the date of this annual report we granted no SEUs.

Share-based compensation expense for awards of equity instruments to employees and non-employee directors is determined based on the grant-date fair value of the awards. Fair value is calculated using Black & Scholes model.

During the years 2021 and 2020, as part of the 2014 Equity Incentive Plan, the Company granted awards to certain employees in the form of Restricted Stock Units ("RSUs"), having a par value of $1.20 each, with a specific period of vesting. Each RSU is equivalent in value to one share of the company´s common stock and represents the Company´s commitment to issue one share of the Company's common stock at a future date, subject to the term of the RSU agreement.

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

The following shows the evolution of the share options for the years ended at December 31, 2021 and 2020:

	As of December 31, 2021		As of December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance at the beginning of year	857,643	31.57	1,051,602	31.82
Forfeited during the year	—	—	(18,687)	40.57
Exercised during the year	(213,686)	30.93	(175,272)	33.24
Balance at end of year	643,957	31.79	857,643	31.57

The following shows the evolution of the RSUs for the years ended at December 31, 2021 and 2020:

	As of December 31, 2021		As of December 31, 2020
	Number of RSU	Weighted average grant price	Number of RSU	Weighted average grant price

Balance at the beginning of year	664,345	101.25	624,896	64.05
RSU granted during the year	168,669	276.51	309,384	147.22
Forfeited during the year	(18,130)	111.37	(50,888)	98.18
Issued during the year	(235,392)	89.18	(219,047)	59.37
Balance at end of year	579,492	164.73	664,345	101.25

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the RSU at the end of the year:

Grant date	Grant price ($)	Number of Restricted Stock Units	Fair value at grant date ($)	Expense as of December 31, 2021 ($) (*)

2017	from 36.30 to 42.00	—	—	16

2018	from 46.00 to 55.07	83,567	3,887	5,427

2019	from 52.10 to 103.75	129,716	11,337	6,421

2020	from 104.25 to 189.53	198,016	29,912	18,864

2021	from 184.00 to 328.96	157,169	43,192	6,966

Subtotal		568,468	88,328	37,694

Non employees RSU

2020	from 104.25 to 189.53	3,750	711	565

2021	from 184.00 to 328.96	7,274	2,068	386

Subtotal		11,024	2,779	951
Total		579,492	91,107	38,645

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the share options at the end of the year:

Grant date	Exercise price ($)	Number of stock options	Number of stock options vested as of December 31, 2021	Fair value at grant date ($)	Fair value vested ($)	Expense as of December 31, 2021 (*)

2014	10.00	70,313	70,313	236	236	—

2015	from 28.31 to 34.20	135,007	135,007	940	940	—

2016	from 29.01 to 39.37	283,887	283,887	2,225	2,225	—

2017	from 36.30 to 38.16	7,500	7,500	64	64	198

2018	from 44.97 to 55.07	118,250	71,750	2,400	1,461	3,019

2019	52.10	2,000	—	45	—	110

Subtotal		616,957	568,457	5,910	4,926	3,327

Non employees stock options

2016	from 29.01 to 39.37	27,000	27,000	248	248	—

Subtotal		27,000	27,000	248	248	—
Total		643,957	595,457	6,158	5,174	3,327

(*) Includes social security taxes.

Deferred income tax asset arising from the recognition of the share-based compensation plan amounted to 30,788 and 19,466 for the years ended December 31, 2021 and 2020, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

25.2 - Share options exercised and RSU vested during the year:

	As of December 31, 2021		As of December 31, 2020
	Number of options exercised	Exercise price	Number of options exercised	Exercise price

Granted in 2014	33,687	10.00	3,826	10.00
Granted in 2015	37,409	28.31	37,706	28.31
Granted in 2015	4,000	34.20	—	34.20
Granted in 2015	—	29.34	1,001	29.34
Granted in 2016	30,000	29.01	34,146	29.01
Granted in 2016	52,840	32.36	47,343	32.36
Granted in 2017	10,000	38.16	20,000	38.16
Granted in 2017	—	36.30	7,500	36.30
Granted in 2018	5,000	44.97	5,000	44.97
Granted in 2018	38,250	46.00	13,750	46.00
Granted in 2018	1,500	50.92	1,500	50.92
Granted in 2018	—	55.07	2,500	55.07
Granted in 2019	1,000	52.10	1,000	52.10
Balance at end of the year	213,686		175,272

The average market price of the share amounted to 251.18 and 150.29 for years 2021 and 2020, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the RSU vested during the years 2021 and 2020:

	December 31, 2021		December 31, 2020
	Number of RSUs vested	Grant price	Number of RSUs vested	Grant price

Granted in 2017	500	36.30	500	36.30
Granted in 2017	—	37.00	45,242	37.00
Granted in 2017	1,625	42.00	1,625	42.00
Granted in 2018	89,617	46.00	91,658	46.00
Granted in 2018	1,000	55.07	1,000	55.07
Granted in 2018	1,000	52.74	1,000	52.74
Granted in 2018	2,500	50.92	2,500	50.92
Granted in 2019	600	52.10	600	52.10
Granted in 2019	66,318	87.44	69,392	87.44
Granted in 2019	1,000	94.93	1,000	94.93
Granted in 2019	750	103.75	750	103.75
Granted in 2020	3,125	137.57	3,125	137.57
Granted in 2020	—	152.49	655	152.49
Granted in 2020	2,336	104.25	—	104.25
Granted in 2020	41,046	130.99	—	130.99
Granted in 2020	895	140.00	—	140.00
Granted in 2020	740	170.00	—	170.00
Granted in 2020	1,500	184.72	—	184.72
Granted in 2020	18,408	189.53	—	189.53
Granted in 2021	57	213.57	—	213.57
Granted in 2021	2,375	232.11	—	232.11
Balance at end of the year	235,392		219,047

25.3 - Fair value of share-based compensation granted

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

The Company estimated the following assumptions for the calculation of the fair value of the share options:

Assumptions	Granted in 2019 for 2014 plan
Stock price	52.10
Expected option life	6 years
Volatility	40%
Risk-free interest rate	3.10%

There were no granted stock options as of December 31, 2021 and 2020.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

Expected volatility:The expected volatility of the Company's shares is calculated by using the average share price volatility of the Company since January 1, 2016 to the date of grant.

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

25.4 - Employee Share Purchase Plan

In March 2021, the Company adopted the Globant S.A. 2021 Employee Share Purchase Plan (the "ESPP"), with effect as of March 1, 2021. This plan is additional to the 2012 long-term incentive plan and the 2014 Equity Incentive Plan. The ESPP provides eligible employees with an opportunity to acquire a proprietary interest in the Company through the purchase of the Company's common shares.

The ESPP permits participants to purchase Common Shares through payroll deductions defined by the employee up to a maximum percentage set in each country of their eligible compensation. The ESPP will typically be implemented through consecutive six-month offering periods. Amounts deducted and accumulated from participant compensation will be used to purchase Common Shares at the end of each offering period. Under the terms of the ESPP, the purchase price of the shares shall not be less than 90.0% of the lower of the fair market value of a Common Share on the first trading day of the offering period or on the purchase date. Subject to adjustment as provided by the ESPP and unless otherwise provided by the Compensation Committee, the purchase price for each offering period shall be 90% of the fair market value of a Common Share on the purchase date. As of December 31, 2021, as a result of offerings to the employees the Company has repurchased 27,000 shares from which 7,453 have been delivered.

NOTE 26 – BUSINESS COMBINATIONS

26.1 Acquisition of Clarice Technologies

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
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

On June 22, 2020 the Company paid the aggregate consideration of 1,580. As of December 31, 2020 the consideration was fully settled.

26.2 Acquisition of Ratio

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

26.3 Acquisition of PointSource

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
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Acquisition related expenses were not material and were recognized directly as expense.

26.4 Acquisition of Small Footprint

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

Third earn-out payment: Not later than February 15, 2021, the amount of 1,610 considering the billable headcount target achievement by Small Footprint during the period commencing on January 1, 2020 and ending on December 31, 2020 which was identified as an arrangement that includes remuneration of former owners of the acquiree for future services and consequently, it was excluded from the business combination and have been recognized in expense during the required service period. On February 19, 2021, the Company paid 1,491 to the sellers related to the achievement of billable headcount during 2020.

As of December 31, 2021, the were no outstanding amounts.

Acquisition related expenses were not material and were recognized directly as expense for each period.

26.5 Acquisition of Avanxo

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

As of March 29, 2021, the Company paid 1,153, related to the target achievements during the period commencing January 1, 2020 and ending on December 31, 2020.

At the Company's sole option, the Company will be entitled to pay a portion of the Total Consideration through the issuance and delivery of common shares, as follows: (i) up to 865 of the amount payable on the closing of the Acquisition and (ii) at the time of payment of any Earn Out Payments, up to 25% of such Earn Out Payment. The number of common shares that may be issued and delivered to Avanxo´s selling shareholders will be determined based on the volume weighted average trading price for the 60 calendar day period prior to closing of each share subscription. Common shares issued pursuant to the exercise of this option will be subject to a 12-month lock-up period. These common shares are expected to be issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended. On February 1 and February 20, 2019, the Company issued 14,778 common shares for a total amount of 845; and, on April 20, 2020 and May 7, 2020, the Company issued 6,346 and 2,730 common shares, respectively, for a total amount of 978 as part of this subscription agreement (note 30.1).

As of December 31, 2021, the consideration was fully settled.

The fair value of the consideration transferred for Avanxo acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	42,144
Contingent consideration	2,158	(a)
Total consideration	44,302

(a) As of December 31, 2021 the consideration was fully settled. As of December 31, 2020 included 1,145 as Other financial liabilities current.

Acquisition related expenses were not material and were recognized directly as expensed.

26.6 Acquisition of Belatrix

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

owners of the acquiree for future services and consequently, it was excluded from the business combination and will be recognized in expense during the required service period.

During 2020, the Company remeasured the fair value of the contingent consideration related to the earn-outs, considering the over-achievement of targets established by the Share Purchase Agreement. Loss arising from the change in fair amounted to 3,633 and is disclosed as Other income and expense, net as of December 31, 2020.

On October 16, 2020, the Company paid 6,305 related to the achievements during the period commencing on August 1, 2019 and ending on July 31, 2020.

As of December 31, 2020, the consideration was fully settled.

The fair value of the consideration transferred for Belatrix acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	61,468
Contingent consideration	4,165	(a)
Total consideration	65,633

(a) As of December 31, 2020 the consideration was fully settled.

Acquisition related expenses were not material and were recognized directly as expense.

26.7 Acquisition of BI Live

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

Upon the closing of the acquisition, the Company paid 366 in cash to the sellers. An additional amount of up to 3,000 is payable to the sellers by February 21, 2021, 2022 and 2023, subject to BI Live’s achievement of specified growth and operating margin targets for the years 2020, 2021 and 2022, and it is subject to adjustment based on the achievement of such targets. The fair value of the contingent payment is 535 as of December 31, 2020. The primarily reason for the purchase is to expand to SAP software consulting and innovation services.

On February 26, 2021, the Company paid the aggregate consideration of 503 to the sellers related to the target achievements during the period commencing January 1, 2020 and ending on December 31, 2020.

As of March 31, 2021, the Company signed an amendment of the agreement with the sellers of BI Live, pursuant to which the remaining payments were modified and agreed upon fixed payments in replacement of the previous contingent considerations. As a result of the amendment the Company recognized a loss of 372 and is disclosed as Other income and expense, net as of December 31, 2021.

The fair value of the consideration transfer for BI Live acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	366
Contingent consideration	512	(a)
Total consideration	878

(a) As of December 31, 2021 and 2020 included 210 and 138 as Other financial liabilities current, respectively, and 202 and 397 as Other financial liabilities non-current, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

26.8 Acquisition of Grupo Assa

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

As of December 31, 2020, the Company remeasured the fair value of the contingent consideration related to the earn-outs, considering the non-achievement of targets established by the Share Purchase Agreement. Gain arising from the change in fair amounted to 1,202 and is disclosed as Other income and expense, net as of December 31, 2020.

As of March 31, 2021, the Company paid 11,289, related to the target achievements during the period commencing August 1, 2020 and ending on December 31, 2020.

The fair value of the consideration for Grupo ASSA acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	28,774
Working capital adjustment	(2,493)
Contingent consideration	12,283	(a)
Installment payment	16,131
Total consideration	54,695

(a) As of December 31, 2021 included 13,865, as Other financial liabilities current, net of the indemnification asset as explained in note 26.22. As of December 31, 2020 included 11,218, the net of the contingent consideration and its remeasurement plus interest accrued, as Other financial liabilities current, and 13,343 as Other financial liabilities non-current (installment payment plus interest accrued net of the indemnification asset as explained in note 26.21).

Acquisition related expenses were not material and were recognized directly as expense.

26.9 Acquisition of Xappia

On October 21, 2020, Globant S.A. (the “Company”), through certain of its wholly-owned subsidiaries, entered into an Equity Purchase Agreement with the equity holders of Xappia S.R.L., an Argentine company and Xappia SpA, a Chilean company

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

("Xappia Argentina" and "Xappia Chile"), pursuant to which the Company agreed to purchase all of the outstanding equity interests in Xappia Argentina and Xappia Chile. On the same date, the Company through one of its subsidiaries, Globant Brasil Consultoria Ltda., entered into a Purchase Agreement with the equity holder of Xappia Brasil Servicios de Assessoria Empresarial LTDA. ("Xappia Brazil"), a Brazilian company, pursuant to which the Company purchased certain rights title and interest of Xappia Brasil. The Share Purchase Agreement was signed on October 30, 2020 and the transaction closed on November 13, 2020. The purpose of the purchase was to increase Salesforce delivery capabilities to our South American clients.

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

On June 29, 2021, the Company paid the aggregate consideration of 2,410 to the sellers related to the target achievements during the period commencing January 1, 2020 and ending on December 31, 2020.

As of December 31, 2021, the Company remeasured the fair value of the contingent consideration related to the earn-outs, considering the over-achievement of targets established by the Share Purchase Agreement. Loss arising from the change in fair amounted to 1,025 and is disclosed as Other income and expense, net as of December 31, 2021.

The fair value of the consideration for Xappia acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	4,136
Working capital adjustment	(149)
Contingent consideration	3,868	(a)
Installment payment	3,402
Total consideration	11,257

(a) As of December 31, 2021 and 2020 included 2,478 and 4,761 as Other financial liabilities current, respectively, and 966 and 2,382 as Other financial liabilities non-current, respectively.

Acquisition related expenses were not material and were recognized directly as expense.

26.10 Acquisition of Giant Monkey Robot

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

On June 30, 2021, the Company paid the aggregate consideration of 2,547 to the sellers related to the target achievements during the period commencing January 1, 2020 and ending on December 31, 2020.

As of December 31, 2021, the Company remeasured the fair value of the contingent consideration related to the earn-outs, considering the over-achievement of targets established by the Share Purchase Agreement. Loss arising from the change in fair amounted to 1,407 and is disclosed as Other income and expense, net as of December 31, 2021.

The fair value of the consideration for Giant Monkey Robot acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	5,370
Contingent consideration	4,374	(a)
Total consideration	9,744

(a) As of December 31, 2021 and 2020 included 3,343 and 2,467 as Other financial liabilities current, respectively, and as of December 31, 2020, 1,924 as Other financial liabilities non-current.

Acquisition related expenses were not material and were recognized directly as expense.

26.11 Acquisition of BlueCap Management Consulting

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

As of December 31, 2021, the Company remeasured the fair value of the contingent consideration related to the earn-outs, considering the over-achievement of targets established by the Share Purchase Agreement. Loss arising from the change in fair amounted to 1,226 and is disclosed as Other income and expense, net as of December 31, 2021.
The fair value of the consideration for BlueCap acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	93,951
Contingent consideration	22,557	(a)
Installment payment	33,036
Total consideration	149,544

(a) As of December 31, 2021 included 28,203 and 25,341 as Other financial liabilities current and non-current, respectively. As of December 31, 2020, included 55,593 as Other financial liabilities non-current.

Acquisition related expenses were not material and were recognized directly as expense.

26.12 Acquisition of Cloudshiftgroup Limited

On February 28 2021, Globant S.A., through certain of its wholly-owned subsidiaries, entered into an Equity Purchase Agreement (the “Purchase Agreement”) with the equity holders of Cloudshiftgroup Limited ("Cloudshift"), a British stock company, pursuant to which the Company agreed to purchase all of the outstanding equity interests in Cloudshift (the “Acquisition”). The transaction was simultaneously signed and closed. Cloudshift is a Salesforce platinum partner which provides Salesforce advisory and implementation services in the United Kingdom.

As consideration for the equity interests of Cloudshift, the Company agreed to pay (amounts in thousands of pounds sterlings):
i.23,346 pounds sterling on the closing date (the “Closing Payment”);
ii.666 pounds sterling within 10 days of receipt, related to acquired invoices pending to collect from Edwardian London Management Services Limited, detailed as the Delayed Debtor Payment from Edwardian London Management Services Limited in the agreement;
iii.614 pounds sterling within 10 business days of written demand, related to the options tax relief, generated by the exercised options before the acquisition, to be utilized as soon as possible; detailed as the Option Tax Consideration in the Purchase Agreement;
iv.260 pounds sterling after receiving confirmation from Her Majesty's Revenue and Customs (HMRC) about the Delayed Valuation Consideration detailed in the agreement; and
v.an additional amount of 11,500 pounds sterling is payable to the sellers by February 2022 and 2023, subject to upwards or downwards adjustment based on Cloudshift's achievement of specified revenue and gross margin targets, out of which 1,155 will be recognized as remuneration due to the terms of the Purchase Agreement.

On April 30, 2021 and July 9, 2021, the Company paid a total of 922 related to the installment payment.

As of December 31, 2021, the Company remeasured the fair value of the contingent consideration related to the earn-outs, considering the over-achievement of targets established by the Share Purchase Agreement. Loss arising from the change in fair amounted to 460 and is disclosed as Other income and expense, net as of December 31, 2021.

The fair value of the consideration transferred for the Acquisition at the acquisition date was calculated as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Purchase price	Amount
Down payment	32,551
Contingent consideration	14,236	(a)
Installment payment	2,096
Total consideration	48,883

(a) As of December 31, 2021, included 8,594 and 7,199 as Other financial liabilities current and non-current, respectively.
Acquisition related expenses were not material and were recognized directly as expense for each period.

26.13 Acquisition of Hybrido Worldwide

On May 11, 2021, the Company through its subsidiary Software Product Creation, S.L., entered into an Equity Purchase Agreement (the "Purchase Agreement") with the equity holders of Hybrido Worldwide, S.L. ("Habitant"), a Spanish limited liability corporation, pursuant to which the Company purchased all of the outstanding equity interests in Hybrido Worldwide, S.L. and its subsidiary, Pixel Division, S.L., a Spanish limited liability corporation. Habitant specializes in providing consultancy services on digital marketing, strategy and digital sales for its clients.

As consideration for the equity interests of Hybrido Worldwide, S.L., the Company agreed to pay (amounts in thousands of Euro):
i.8,820 euros on the closing date subject to any adjustments or withholding detailed in the agreement (the "Closing Cash Payment");
ii.3,780 euros subject to any adjustments, set off, deductions or withholding detailed in the agreement will be paid through the issuance of common shares of the Company to the sellers at the price per share equal to USD 214.69. The common shares shall be issued by Globant S.A. and subscribed by the sellers within the following calendar: (a) 1,780 euros on the closing date; (b) 1,000 euros on March 31, 2024; and ( c) 1,000 euros on December 31, 2025; the last two being recognized on the closing date as Equity settled agreement in the statement of changes in equity, since the amount of the common shares to be issued is already settle in the subscription agreement.
iii.2,700 euros subject to upwards or downwards adjustment based on Hybrido Worldwide's (on a consolidated basis with its subsidiary) achievement of both revenue and operating margin targets for the period from January 1, 2021 through December 31, 2021, no later than March 31, 2022;
iv.2,700 euros subject to upwards or downwards adjustment based on Hybrido Worldwide's (on a consolidated basis with its subsidiary) achievement of both revenue and operating margin targets for the period from January 1, 2022 through December 31,2022, no later than March 31, 2023.

On September 30, 2021, the Company paid 389, related to the working capital adjustment.

As of December 31, 2021, the Company remeasured the fair value of the contingent consideration related to the earn-outs, considering the over-achievement of targets established by the Share Purchase Agreement. Loss arising from the change in fair amounted to 204 and is disclosed as Other income and expense, net as of December 31, 2021.

The fair value of the consideration transferred for the Acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	12,853
Working capital adjustment	404
Contingent consideration	6,838	(a)
Installment payment	2,152
Total consideration	22,247

(a) As of December 31, 2021, included as 3,365 and 3,278 as Other financial liabilities current and non-current, respectively.

Acquisition related expenses were not material and were recognized directly as expense for each period.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

26.14 Acquisition of Walmeric Soluciones, S.L.

On July 8, 2021 Globant, S.A (the "Company"), through its subsidiary Software Product Creation, S.L., entered into an Equity Purchase Agreement (the "Purchase Agreement") with the equity holders of Walmeric Soluciones, S.L. a Spanish limited liability company, pursuant to which the Company purchased eighty per cent (80%) of the share capital of Walmeric Soluciones, S.L. The Share Purchase Agreement was simultaneously signed and closed on July 8, 2021. Walmeric is a firm specialized in developing marketing automation technology combining lead management, online marketing and sales enablement, it offers a multi-channel marketing platform focused on lead to revenue management with strong B2B2C expertise.

As consideration of the equity interest of Walmeric Soluciones, S.L. the Company agreed to pay:
i.36,000 euros plus the Estimated Net Cash at the closing date amounting to 3,525 euros in cash by irrevocable wire transfer in immediately available funds to the to the Sellers’ bank accounts;
ii.5,600 euros subject to any adjustments, set offs, deductions, or withholdings as provided in the agreement, that should be paid as follows: (a) an amount of 2,000 will be paid through the issuance of common shares of the Company to the Sellers on the Closing Date (the “First G-Shares Subscription Date”); (b) an amount of 1,000 euros will be paid through the issuance of common shares of the Company to the Sellers on the second anniversary of the Closing Date (the “Second G-Shares Subscription Date”); (c) an amount of 2,000 euros will be paid through the issuance of common shares of the Company to the Sellers on the third anniversary of the Closing Date (the “Third G-Shares Subscription Date”) and (d) an amount of 600 euros will be paid through the issuance of common shares of the Company to the Sellers on December 30, 2025 (the “Fourth G-Shares Subscription Date”).

An amount of 3,600 euros out of the cash for Globant shares as set forth in the "Escrow Amount" was deposited by Software Product Creation, S.L. on the date hereof into a bank account of the Notary.
The Company has recognized a non-controlling interest for 2,648 measured at its fair value at the time of the closing date of the transaction for the 20% of the remaining share capital of Walmeric.

The fair value of the consideration transferred for the Acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	53,424
Total consideration	53,424

Acquisition related expenses were not material and were recognized directly as expense for each period.

Call and Put Option Agreement over non-controlling interest

On July 8, 2021 Software Product Creation, S.L. (the "Majority Shareholder") and Globant, S.A., with Internet Business Intelligent Insite, S.L. and Next Generation Communication Services, S.L. (jointly referred to as the "Minority Shareholder") entered into a put and call option agreement over the remaining twenty percent (20%) of Walmeric Soluciones, S.L (the "Option shares"), with the purpose to set out the terms and conditions of: (i) a put option over the Option Shares to be granted by Software Product Creation, S.L. in favor of the Minority Shareholders; and (ii) a call option over the Option Shares to be granted by the Minority Shareholders in favor of Software Product Creation, S.L.

The Minority Shareholders and the Software Product Creation, S.L. shall be entitled to exercise the Yearly Options under the following conditions and within the following calendar:

i.Subject to and based on the achievement of the 2021 Targets, the 2022 Put Option or the 2022 Call Option may be exercised by the Minority Shareholders or SPC (as the case may be) (i) from 1 March 2022 to 31 March 2022; or (ii) from 1 March 2023 to 31 March 2023; or (iii) from 1 March 2024 to 31 March 2024 (the "2022 Option Exercise Period" and, the relevant Yearly Option, the "2022 Yearly Option");

ii.Subject to and based on the achievement of the 2022 Targets, the 2023 Put Option or the 2023 Call Option may be exercised by the Minority Shareholders or SPC (as the case may be) (i) from 1 March 2023 to 31 March 2023; or (ii) from 1 March 2024 to 31 March 2024 (the "2023 Option Exercise Period" and, the relevant Yearly Option, the "2023 Yearly Option"); and

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

iii.Subject to and based on the achievement of the 2023 Targets, the 2024 Put Option or the 2024 Call Option may be exercised by the Minority Shareholders or SPC (as the case may be) from 1 March 2024 to 31 March 2024 (the "2024 Option Exercise Period" and, the relevant Yearly Option, the "2024 Yearly Option").

The Parties agree and accept that the total purchase price for the Option Shares in case of exercise of the Yearly Options shall be determined as follow: (i) 2022 Yearly Option Purchase Price for 4,000 euros; (ii) 2023 Yearly Option Purchase Price for 4,000 euros and (iii) 2024 Yearly Option Purchase Price for 4,000 euros; all subject to adjustments based on Walmeric Soluciones, S,L achievement of specific growth and EBITDA (earnings before interest, taxes, depreciation and amortization) targets.

As of the date of the closing the company recognized in equity a put option over non-controlling interest of 16,285 equal to the present value of the amount that could be required to be paid to the counterparty discounted at and interest rate of 0.95%. Changes in the measurement of the gross obligation will be recognized in profit or loss. As of December 31, 2021, the Company has recognized as non-current other financial liabilities the written put option for an amount of 15,423.

26.15 Acquisition of Atix Labs

On September 22, 2021 Globant, S.A (the "Company"), through its subsidiary Globant LLC, Globant España S.A and Software Product Creation, S.L., entered into an Equity Purchase Agreement (the "Purchase Agreement") with the equity holders of Atix Labs S.R.L, an Argentine company, and Atix Labs LLC, an American company ("Atix Labs"), pursuant to which the Company agreed to purchase all of the outstanding equity interests in Atix Labs. The Share Purchase Agreement was signed on September 24, 2021 and the transaction closed on October 4, 2021. Atix Labs is a professional services company specialized in blockchain.

As consideration of the equity interest of Atix Labs the Company agreed to pay:

(i) 2,000 less any deductions or withholdings as provided in the Purchase Agreement on the closing ("Closing Cash Payment");
(ii) 1,700 less any deductions or withholdings as provided in the Purchase Agreement, that shall be paid to the Sellers as follows: (a) an amount of 850 will be paid through the issuance of common shares of the Company to the Sellers on the tenth month anniversary of the Closing Date (the “G-Shares Tranche 1”) and (b) and amount of 850 will be paid through the issuance of common shares of the Company to the Sellers on the twenty-four month anniversary of the Closing Date (the “G-Shares Tranche 2”).
(iii) 550 less any deductions or withholdings as provided in the Purchase Agreement, shall be payable to the Sellers no later than March 31, 2022 subject to the achievement by the Atix Division of both of the revenue and operating margin targets for the period from October 1, 2021 through December 31,2021.
(iv) 1,300 less any deductions or withholdings as provided in the Purchase Agreement, shall be payable to the Sellers no later than March 31, 2023 subject to the achievement by the Atix Division of both of the revenue and operating margin targets for the period from January 1, 2022 through December 31,2022.

The fair value of the consideration transferred for the Acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	2,000
Working capital adjustment	67
Contingent consideration	2,090	(a)
Installment payments	1,639
Total consideration	5,796

(a) As of December 31, 2021, included as 1,503 and 2,316 as Other financial liabilities current and non-current, respectively.

Acquisition related expenses were not material and were recognized directly as expense for each period.

26.16 Acquisition of Navint Group

On November 14, 2021 Globant, S.A (the "Company"), through its subsidiary Globant España S.A entered into an Equity Purchase Agreement (the "Purchase Agreement") with the equity holders of Navint Partners, LLC, an American company and

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

certain of its affiliated entities (collectively "Navint Group"), pursuant to which the Company agreed to purchase all of the outstanding equity interest in Group Navint. The Share Purchase Agreement was signed on November 14, 2021 and the transaction transaction closed on November 30, 2021. The purpose of the purchase was to reinforce and expand Salesforce's services.

As consideration of the equity interest of Navint Group the Company agreed to pay:

(i) 62,596 plus or minus any adjustments, escrows, deductions or withholdings as provided in the Purchase Agreement on the closing ("Closing Cash Payment");
(ii) 3,984 plus or minus any adjustments, escrows, deductions or withholdings as provided in the Purchase Agreement, that shall be paid through the issuance of common shares of the Company to the Sellers on the Closing Date (the “G-Shares”);
(iii) 2,000 less any deductions, set off or withholdings as provided in the Purchase Agreement, shall be payable to the Sellers no later than March 31, 2022 subject to the achievement by the Navint Group of both of the revenue and gross margin targets for the period from November 1, 2021 through December 31,2021;
(iv) 7,210 less any deductions, set off or withholdings as provided in the Purchase Agreement, shall be payable to the Sellers no later than March 31, 2023 subject to the achievement by the Navint Group of both of the revenue and gross margin targets for the period from January 1, 2022 through December 31,2022.
(v) 7,210 less any deductions, set off or withholdings as provided in the Purchase Agreement, shall be payable to the Sellers no later than March 31, 2024 subject to the achievement by the Navint Group of both of the revenue and gross margin targets for the period from January 1, 2023 through December 31,2023.

As of the date of issuance of these consolidated financial statements, due to the recent of this acquisition, the accounting for this acquisition is incomplete; hence, the Company has not included in this footnote the following disclosures as required by such standard, as follows:

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

The preliminary fair value of the consideration transferred for the Acquisition at the acquisition date was calculated as follows:

Purchase price	Amount
Down payment	66,900
Working capital adjustment	(1,727)
Installment payments	1,727
Contingent consideration	12,207	(a)
Total consideration	79,107

(a) As of December 31, 2021, included as 12,207 as Other financial liabilities non-current.

Acquisition related expenses were not material and were recognized directly as expense for each period.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

26.17 Outstanding balances

Outstanding balances of other financial liabilities related to the above mentioned acquisitions as of December 31, 2021 and 2020 are as follows:

	As of December 31, 2021		As of December 31, 2020
	Other financial liabilities - current	Other financial liabilities - non current	Other financial liabilities - current	Other financial liabilities - non current

Avanxo	—	—	1,145	—
BI Live	210	202	138	397
Grupo ASSA	13,865	—	11,218	13,343
Xappia	2,478	966	4,761	2,382
Giant Monkey Robot	3,343	—	2,467	1,924
Bluecap	28,203	25,341	—	55,593
Cloudshift	8,594	7,199	—	—
Hybrido Worldwide	3,365	3,278	—	—
Put option on minority interest of Walmeric	—	15,423	—	—
Atix Labs	1,503	2,316	—	—
Navint	—	12,207	—	—
Total	61,561	66,932	19,729	73,639

The significant inputs are disclosed in note 29.9.1

26.18 Purchase Price Allocation

As of December 31, 2021 and 2020, the fair values of the assets acquired, liabilities assumed and goodwill, of CloudShiftGroup Limited, Hybrido Worldwide S.L., Walmeric Soluciones S.L, Atix Labs and the preliminary fair values of the assets acquired, liabilities assumed and goodwill of Navint Group determined at the date of acquisition in the business combinations are as follows:

	2021 acquisitions
	Cloudshift	Habitant	Walmeric	Atix Labs	Navint

Current Assets
Cash and cash equivalents	6,373	713	6,913	228	2,377
Investments	—	—	113	—	—
Trade receivables	3,803	4,719	3,963	474	4,760
Other receivables	90	322	108	256	341

Non current assets
Other receivables	—	48	44	—	516
Other financial assets	—	—	2	—	—
Property and equipment	337	634	57	21	730
Intangibles(1)	299	1,907	8,824	495	2,679
Deferred tax	922	—	—	—	—
Goodwill (2)	39,037	19,206	43,903	4,954	72,413

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Current liabilities
Trade and other payables	(845)	(2,849)	(2,540)	(238)	(1,252)
Tax liabilities	(486)	(432)	(734)	(204)	(256)
Payroll and social security	(235)	(499)	(1,027)	(133)	(2,531)
Other liabilities	(412)	(1)	—	—	—
Borrowings	—	(176)	(25)	—	—

Non current liabilities
Deferred tax liabilities	—	(434)	(2,103)	(57)	(670)
Borrowings	—	(911)	(1,426)	—	—

Non-controlling interest	—	—	(2,648)	—	—

Total consideration	48,883	22,247	53,424	5,796	79,107

	2020 acquisitions
	Grupo ASSA	Bluecap	Other Acquisitions

Current Assets
Cash and cash equivalents	3,486	9,944	2,153
Investments	—	6,258	8
Trade receivables	11,228	2,046	2,585
Other receivables	4,046	3,218	454
Indemnification asset	2,970	—	—

Non current assets
Other receivables	207	—	—
Property and equipment	838	384	243
Intangibles(1)	11,277	34,093	4,931
Right-of-use asset	513	—	—
Deferred tax	1,771	—	37
Goodwill (2)	63,682	126,059	14,731

Current liabilities
Trade and other payables	(4,259)	—	(341)
Tax liabilities	(8,085)	(6,491)	(897)
Payroll and social security	(6,453)	(17,444)	(1,670)
Borrowings	(10,390)	—	—

Non current liabilities
Deferred tax liabilities	(2,849)	(8,523)	(1,233)
Lease liabilities	(584)	—	—
Borrowings	(3,579)	—	—
Contingencies	(9,124)	—	—

Total consideration	54,695	149,544	21,001

(1)As of December 31, 2021 and 2020, the amount of 11,701 and 42,703 have been allocated to customer relationships, respectively, and 2,402 and 7,598 as other intangibles, respectively.
(2)As of December 31, 2021 and 2020, 179,513 and 204,472 , are not deductible for tax purposes, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Goodwill has arisen because the consideration paid for these acquisitions included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of acquired companies. Only the customer contracts and relationships, internally used software and non-compete agreements are recognized as intangible, in the acquisitions of Navint, Atix Labs, Walmeric, Habitant, Cloudshift, Bluecap, GMR, Xappia and Grupo Assa. The other benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

The fair values of the receivables acquired do not differ from their gross contractual amount.

Acquisition related expenses were not material and were recognized directly as expense for each period.

26.19 Impact of acquisitions on the results of the Company

Directors consider these "pro-forma" numbers to represent an approximate measure of the performance of the Company on an annualized basis and to provide a reference point for comparison in future periods.

The net income for the year ended December 31, 2021 includes a gain of 4,717 attributable to the business generated by Cloudshift, Habitant, Walmeric, Atix Labs and Navint. Revenue for the year ended December 31, 2021 includes 29,670 related to the business of those companies.

Had the five business combinations made in 2021, Cloudshift, Habitant, Walmeric, Atix Labs and Navint, been performed on January 1, 2021, the consolidated revenue of the Company would have been 1,336,691 and the net income for the year ended December 31, 2021, would have been 97,032.

26.20 Goodwill

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

In addition, the Company measures the CGU based on value-in-use calculations, which requires the use of various assumptions including revenue growth, gross margin, terminal growth rate and discount rates. The assumptions considered by the Company as of December 31, 2021 and 2020, were the following: projected cash flows for the following five years for both years, the average growth rate considered was 27.0% and 23.0%, respectively, and the rate used to discount cash flows was 9.6% and 10.10%, respectively. The long-term rate used to extrapolate cash flows beyond the projected period as of December 31, 2021 and 2020, was 4% and , respectively 3%, respectively. The recoverable amount is the higher of an asset's fair value less cost of disposals and value in use.

Very material adverse changes in key assumptions about the businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of recoverable value and could result in an impairment charge. Based upon the Company's evaluation of goodwill, no impairments were recognized during 2021, 2020 and 2019.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

A reconciliation of the goodwill from opening to closing balances is as follows:

	As of December 31,
	2021	2020
Cost
Balance at beginning of year	392,760	188,538
Additions related to new acquisitions (note 26.18)	179,513	204,472
Translation	(73)	17
Measurement period adjustment	759	(267)
Balance at end of year	572,959	392,760

26.21 Effects of offsetting on acquisition

As part of the acquisition of Grupo ASSA, the sellers agreed to indemnify the Company for the outcome of certain contingencies. As a result, the Company has recognized an indemnification asset for a total amount of 2,883 and 2,970, as of December 31, 2021 and 2020, respectively. The consideration for this acquisition includes 16,748 and 16,313 (17,000 measured at present value) as of December 31, 2021 and 2020, respectively, which are subject to adjustments, deductions and withholdings related to the indemnified contingencies. Consequently, the Company has off-set the indemnification asset against the amount payable to the sellers.

	As of December 31, 2021
	Gross amount	Gross amount set off	Net amount presented
		in the balance sheet	in the balance sheet
Other financial liabilities	16,748	2,883	13,865

	As of December 31, 2020
	Gross amount	Gross amount set off	Net amount presented
		in the balance sheet	in the balance sheet
Other financial liabilities	16,313	2,970	13,343

NOTE 27 – SEGMENT INFORMATION

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table summarizes revenues by geography, based on the customers' location:

	For the year ended December 31,
	2021	2020	2019
North America
United States of America	803,934	558,528	483,228
Canada	26,970	15,622	13,125
Subtotal North America	830,904	574,150	496,353
Europe
Spain	94,459	32,977	26,134
United Kingdom	27,156	17,100	15,672
Belgium	8,705	2,924	—
Switzerland	5,710	1,785	—
France	2,600	1,224	267
Luxembourg	4,777	1,292	937
Germany	1,424	939	437
Netherlands	3,604	1,461	2,723
Others	2,867	2,078	614
Subtotal Europe	151,302	61,780	46,784
Asia
India	10,442	2,670	2,157
Indonesia	—	—	1,157
Japan	8,514	5,338	1,062
United Arab Emirates	401	248	277
Others	1,558	93	—
Subtotal Asia	20,915	8,349	4,653
Latin America and others
Argentina	87,756	53,667	32,295
Colombia	14,357	13,302	14,355
Chile	86,809	50,707	29,547
Mexico	53,455	25,928	20,623
Perú	15,695	11,648	6,251
Brazil	20,821	11,976	7,964
Panama	744	737	128
Uruguay	755	144	17
Dominican Republic	3,788	869	126
Australia	5,223	287	—
Paraguay	2,823	231	8
Others	1,731	364	221
Subtotal Latin America and others	293,957	169,860	111,535
TOTAL	1,297,078	814,139	659,325

The revenues by geography were determined based on the country where the sale took place.

One single customer accounted for 10.9%, 11.0% and 11.2% of revenues for the years ended December 31, 2021, 2020 and 2019.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	As of December 31,
	2021	2020

Spain	540,237	396,970
Argentina	165,163	104,929
United States of America	66,701	68,767
United Kingdom	52,185	293
Colombia	50,785	43,237
México	30,445	20,761
India	21,521	11,350
Uruguay	15,546	12,971
Peru	6,883	3,986
Chile	6,660	4,877
Belarus	6,157	—
Luxembourg	4,226	4,226
Brazil	3,783	2,702
Other countries	758	3,692
TOTAL	971,050	678,761

NOTE 28 – LEASES

The Company is obligated under various leases for office spaces and office equipment.

Movements in right-of-use assets and lease liabilities as of December 31, 2021 and 2020 were as follow:

Right-of-use assets	Office spaces	Office equipments	Computers	Total

January 1, 2021	76,374	9,486	4,150	90,010
Additions	46,237	14,972	17,873	79,082
Disposals	(575)	—	—	(575)
Depreciation (note 6)	(17,368)	(2,354)	(4,111)	(23,833)
Foreign currency translation	(103)	—	—	(103)
December 31, 2021	104,565	22,104	17,912	144,581

Lease liabilities

January 1, 2021	87,598
Additions (1)	74,011
Foreign exchange difference (1)	(4,031)
Foreign currency translation (2)	(89)
Interest expense (1)	5,415
Payments (2)	(27,201)
Disposals	(1,218)
December 31, 2021	134,485

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Right-of-use assets	Office spaces	Office equipments	Computers	Total

January 1, 2020	51,625	6,642	514	58,781
Additions	41,341	3,388	4,743	49,472
Additions from business combinations (note 26.18)	513	—	—	513
Disposals	(672)	—	(43)	(715)
Depreciation (note 6)	(16,030)	(544)	(1,064)	(17,638)
Translation	(403)	—	—	(403)
December 31, 2020	76,374	9,486	4,150	90,010

Lease liabilities

January 1, 2020	61,363
Additions (1)	49,472
Additions from business combinations (note 26.18)	584
Foreign exchange difference (1)	(1,916)
Foreign currency translation (2)	(301)
Interest expense (1)	4,944
Payments (2)	(25,141)
Disposals	(895)
Discounts (note 32)	(512)
December 31, 2020	87,598

(1) Non-cash transactions.
(2) Cash transactions.

The Company has some lease contracts that have not yet commenced as of December 31, 2021 and 2020. The future lease payments for these lease contracts are disclosed as follows:

As of December 31, 2021
Year	Amount
2022	141

As of December 31, 2020
Year	Amount
2021	71
2022	71
2023	71
2024	71
2025	71
2026	71
2027	71
2028	71
2029	71

The outstanding balance of the lease liabilities as of December 31, 2021 and 2020 is as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
Lease liabilities	2021	2020

Current	25,917	15,358
Non-current	108,568	72,240
TOTAL	134,485	87,598

The maturity analysis of lease liabilities is presented in note 29.5.

The expense related to short-term and low-value leases was not material.

NOTE 29 – FINANCIAL INSTRUMENTS

29.1 - Categories of financial instruments

	As of December 31, 2021
	FVTPL	FVTOCI	Amortised cost
Financial assets
Cash and cash equivalents	—	—	427,804
Investments
Mutual funds	27,585	—	—
Commercial Papers	—	4,996	—
Contribution to funds	—	—	1,027
Trade receivables	—	—	300,109
Other assets	—	—	16,438
Other receivables	—	—	5,901
Other financial assets
Convertible notes	3,875	—	—
Foreign exchange forward contracts	608	150	—
Equity instruments	—	22,088	—
Interest rate SWAP	534
Others	—	—	35

	As of December 31, 2021
	FVTPL	FVTOCI	Amortised cost
Financial liabilities
Trade payables	—	—	69,597
Borrowings	—	—	12,240
Other financial liabilities
Foreign exchange forward contracts	1,392	106	—
Other financial liabilities related to business combinations	63,886	—	49,184
Put option on minority interest of Walmeric	—	—	15,423
Lease liabilities	—	—	134,485
Other liabilities	—	—	955

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2020
	FVTPL	FVTOCI	Amortised cost
Financial assets
Cash and cash equivalents	—	—	278,939
Investments
Mutual funds	19,284	—	—
Contribution to funds	—	—	615
Trade receivables	—	—	201,664
Other assets	—	—	15,100
Other receivables	—	—	6,250
Other financial assets
Convertible notes	1,166	—	—
Foreign exchange forward contracts	327	165	—
Guarantee payments related to the future lease of a property under construction	—	—	4,553
Equity instruments	—	10,478	—
Others	—	—	35

Financial liabilities
Trade payables	—	—	40,506
Borrowings	—	—	25,968
Other financial liabilities
Foreign exchange forward contracts	93	—	—
Other financial liabilities related to business combinations	43,724	—	49,644
Interest rate SWAP	605	132	—
Lease liabilities	—	—	87,598
Other liabilities	—	—	81

29.2 - Market risk

The Company is exposed to a variety of risks: market risk, including the effects of changes in foreign currency exchange rates and interest rates, and liquidity risk.

The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance. The Company does not use derivative instruments to hedge its exposure to risks, apart from those mentioned in note 29.10 and 29.11.

29.3 - Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise.

Except for the subsidiaries mentioned in the Note 3.5, the functional currency of the Company and its subsidiaries is the U.S. dollar. In 2021, 75.4% of the Company's revenues are denominated in U.S. dollars. Because the majority of its personnel are located in Latin America, the Company incurs the majority of its operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Colombian peso, Mexican peso, Chilean peso, Peruvian sol, Uruguayan peso and Brazilian real. Operating expenses are also significantly incurred in Indian Rupee, Great Britain Pound and European Union Euros.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

 Foreign exchange sensitivity analysis

The Company is mainly exposed to Argentine pesos, Colombian pesos, Indian rupees, European Union euros, Mexican pesos, Sterling pounds and Uruguayan pesos.

The following tables illustrate the Company's sensitivity to increases and decreases in the U.S. dollar against the relevant foreign currency. The following sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2021 and adjusts their translation at the year-end for changes in U.S. dollars against the relevant foreign currency.

			Gain/(loss)
Account	Currency	Amount	% Increase	Amount	% Decrease	Amount

Net balances	Argentine pesos	12,441	30%	(2,871)	10%	1,382
	Colombian pesos	(49,425)	10%	4,493	10%	(5,492)
	Indian Rupees	(16,670)	10%	1,515	10%	(1,852)
	European Union euros	(61,658)	10%	5,605	10%	(6,851)
	Mexican pesos	(12,933)	10%	1,176	10%	(1,437)
	Sterling pound	(32,694)	10%	2,972	10%	(3,633)
	Uruguayan pesos	(8,962)	10%	815	10%	(996)
	Total	(169,901)		13,705		(18,879)

As explained in note 29.10, the subsidiaries in Argentina, Colombia, United States, India, Mexico, Chile and Uruguay entered into foreign exchange forward and future contracts in order to mitigate the risk of fluctuations in the foreign exchange rate and reduce the impact in the financial statements.

The effect in equity of the U.S. dollar fluctuation against the relevant foreign currency as of December 31, 2021, is not material.

Depreciation of the Argentine Peso

During 2021, the Argentine peso experienced a 22.09% devaluation from 84.05 Argentine peso per U.S dollar to 102.62 Argentine peso per U.S dollar.

During 2020, the Argentine peso experienced a 40.58% devaluation from 59.79 Argentine peso per U.S. dollar to 84.05 Argentine peso per U.S. dollar.

29.4 - Interest rate risk management

The Company's exposure to market risk for changes in interest rates relates primarily to its cash and bank balances and its credit facilities. The Company's credit line in the U.S. bear interest at a fixed rate between 1.5% or 1.75% depending on the amount borrowed, as of December 31, 2021 the Company does not maintain debt related to the Amended and Restated Credit Agreement. During the beginning of 2021 the Company chose to discontinue the hedge accounting of the remaining interest rate swap acquired during 2020, since the hedged future cash flows were no longer expected to occur. As of December 31, 2021 and 2020, the Company has recognized a gain of 132 and a loss of 132 included in the line item "Other comprehensive income", respectively, and a net gain of 837 and a net loss of 127 through results of profit and loss, respectively. As of December 31, 2020 the Company recognize a loss of 605 through results of profit and loss as consequence of the discontinuation of the hedge accounting for three of the four swaps. Hedges of interest rate risk on recognized liabilities are accounted for as cash flow hedge.

Interest rate swap liabilities are presented in the line item "Other financial liabilities" within the statements of financial position.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Interest rate swap contracts outstanding as of December 31, 2021 and 2020:

		Floating rate	Fixed rate	Fair value
Maturity Date	Notional	receivable	payable	assets / (liabilities)

Instruments for which hedge accounting has been discontinued
March 11, 2024	15,000	1month LIBOR	0.647%	70
March 31, 2023	15,000	1month LIBOR	0.511%	10
March 12, 2024	20,000	1month LIBOR	0.566%	132
April 30, 2024	25,000	1month LIBOR	0.355%	322
Fair value as of December 31, 2021				534

Hedge instrument
April 30, 2024	25,000	1month LIBOR	0.355%	(132)
Fair value as of December 31, 2020				(132)

Instruments for which hedge accounting has been discontinued

March 11, 2024	15,000	1month LIBOR	0.647%	(230)
March 31, 2023	15,000	1month LIBOR	0.511%	(123)
March 12, 2024	20,000	1month LIBOR	0.566%	(252)
Fair value as of December 31, 2020				(605)

29.5 – Liquidity risk management

The Company's primary sources of liquidity are cash flows from operating activities and borrowings under credit facilities. See note 21.

Management monitors rolling forecasts of the Company's liquidity position on the basis of expected cash flow.

The table below analyzes financial liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Expected Maturity Date
	2022	2023	2024	Thereafter	Total

Trade payables	63,210	3,824	2,554	10	69,598
Borrowings	13,320	556	556	884	15,316
Lease liabilities	31,360	31,194	25,522	66,240	154,316
Other financial liabilities(*)	48,242	42,024	23,661	—	113,927
TOTAL	156,132	77,598	52,293	67,134	353,157

(*) The amounts disclosed in the line of other financial liabilities do not include foreign exchange forward contracts, interest rate SWAP and 19,364 related to business combinations payments through subscription agreements.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

29.6 - Concentration of credit risk

The Company derives revenues from clients in the U.S. (approximately 62%) and clients related from diverse industries. For the years ended December 31, 2021, 2020 and 2019, the Company's top five clients accounted for 26.7%, 30.6% and 26.1% of its revenues, respectively. One single customer accounted for 10.9%, 11.0% and 11.2% of revenues for the years ended December 31, 2021, 2020 and 2019. Credit risk from trade receivables is considered to be low because the Company minimize the risk by setting credit limits for its customers, which are mainly large and renowned companies. Cash and cash equivalents and derivative financial instruments are considered to have low credit risk because these assets are held with widely renowned financial institutions (see note 13) .

29.7 - Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the carrying amounts of financial assets and liabilities included in the consolidated statement of financial position as of December 31, 2021 and 2020, are a reasonable approximation of fair value due to the short time of realization.

	As of December 31, 2021		As of December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Non-current assets
Other receivables
Guarantee deposits	4,390	4,177	3,091	3,039
Other assets	8,583	7,810	6,954	6,278
Non-current liabilities
Trade payables	6,387	5,899	5,240	4,735
Borrowings	1,935	1,847	25,061	25,382

29.8 - Fair value measurements recognized in the consolidated statement of financial position

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	27,585	—	27,585
Commercial Papers	4,996	—	—	4,996
Foreign exchange forward contracts	—	758	—	758
Convertibles notes	—	—	3,875	3,875
Equity instrument	—	—	22,088	22,088
Interest rate SWAP	—	534	—	534

Financial liabilities
Contingent consideration	—	—	63,886	63,886
Foreign exchange forward contracts	—	1,498	—	1,498

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	19,284	—	19,284
Foreign exchange forward contracts	—	492	—	492
Convertibles notes	—	130	1,036	1,166
Equity instrument	—	—	10,478	10,478

Financial liabilities
Contingent consideration	—	—	43,724	43,724
Foreign exchange forward contracts	—	93	—	93
Interest rate SWAP	—	737	—	737
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

29.9 Level 3

29.9.1 Contingent consideration

As described in note 26.5, the acquisition of Avanxo (Bermuda) Limited ("Avanxo"), included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company´s gross revenue, gross margin and operating margin.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As of December 31, 2020, the nominal value of contingent consideration related to Avanxo amounted to 1,159. Based on our estimations as of that date, the potential minimum amounts of all future payments that the Company could be required to make under this agreement were between 185 and 370, respectively. In addition, the actual amounts to be paid under the contingent consideration arrangement may be increased proportionally to the target's achievements and are not subject to any maximum amount. Finally, the fair value of the contingent consideration arrangement of 1,145 as of December 31, 2020, was estimated by discounting to present value using a risk-adjusted discount rate. On March 29, 2021 an amount of 1,153 was paid leaving the contingent consideration fully settled.

As described in note 26.6, the acquisition of Belatrix Global Corporation S.A, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue. As of December 31, 2020, the Company remeasured the fair value of the contingent consideration related to Belatrix described above. As of December 31, 2020, loss arising from the change in fair value of the contingent consideration amounted to 3,633 and is included as Other income and expenses, net.

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

As described in note 26.7, the acquisition of BI Live included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue, revenue growth and operating margin.

As of December 31, 2020, the nominal value of contingent consideration related to BI Live amounted to 423. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 710 and 3,000, as of December 31, 2020. The fair value of the contingent consideration arrangement of 535 as of December 31, 2020, was estimated by discounting to present value using a risk-adjusted discount rate. An amount of 503 was paid on February 26, 2021, leaving the contingent consideration fully settled.

As of March 31, 2021, the Company signed an amendment of the agreement with the sellers of BI Live, pursuant to which the remaining payments were modified and agreed upon fixed payments in replacement of the previous contingent considerations.

As described in note 26.8, the acquisition of Grupo ASSA included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue and gross margin. As of December 31, 2020, the Company remeasured the fair value of the contingent consideration related to Grupo ASSA. As of December 31, 2020, gain arising from the change in fair value of the contingent consideration amounted to 1,202 and is included as Other income and expenses, net.

As of December 31, 2020, the nominal value of contingent consideration related to Grupo ASSA amounted to 11,289. Such amount was paid on March 31, 2021. The fair value of the contingent consideration arrangement of 11,218 as of December 31, 2020 was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 26.9, the acquisition of Xappia included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue and gross margin. As of December 31, 2021, loss arising from the change in the fair value of the contingent consideration amounted to 1,025 and is included as Other income and expense, net.

As of December 31, 2021 and 2020, the nominal value of contingent consideration related to Xappia amounted to 2,567 and 3,980, respectively. Based on our estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement were between 2,567 and 3,980, respectively. In addition, the actual amounts to be paid under the contingent consideration arrangement, may be increased proportionally to the target's achievements and are not subject to any maximum amount. The fair value of the contingent consideration arrangement of 2,478

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

and 3,878 as of December 31, 2021 and 2020, respectively, was estimated by discounting to present value using a risk-adjusted discount rate. On June 29, 2021, the Company paid the aggregate consideration of 2,410 to the sellers, related to the target achievements during the year 2020.

As described in note 26.10, the acquisition of GMR included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue. As of December 31, 2021, loss arising from the change in the fair value of the contingent consideration amounted to 1,407 and is included as Other income and expense, net.

As of December 31, 2021 and 2020, the nominal value of contingent consideration related to GMR amounted to 3,403 and 4,547, respectively. Based on our estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement was 3,403 and 4,547, respectively. In addition, the actual amounts to be paid under the contingent consideration arrangement, may be increased proportionally to the target's achievements and are not subject to any maximum amount. The fair value of the contingent consideration arrangement of 3,343 and 4,391 as of December 31, 2021 and 2020, respectively was estimated by discounting to present value using a risk-adjusted discount rate.

On June 30, 2021, the Company paid the aggregate consideration of 2,547 to the sellers, related to the target achievements during the year 2020

As described in note 26.11, to the Company's audited consolidated financial statements for the year ended December 31, 2020, the acquisition of Bluecap included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue and operating margin. As of December 31, 2021, loss arising from the change in the fair value of the contingent consideration amounted to 1,226 and is included as Other income and expense, net.

As of December 31, 2021 and 2020, the nominal value of contingent consideration related to Bluecap amounted to 22,409 and 24,419, respectively. Based on our estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement were 22,409 and 24,419, respectively. In addition, the actual amounts to be paid under the contingent consideration arrangement, may be increased proportionally to the target's achievements and are not subject to any maximum amount. The fair value of the contingent consideration arrangement of 22,405 and 22,557 as of December 31, 2021 and 2020, respectively, was estimated by using a probabilistic framework such as Montecarlo simulation were each iteration was discounted to present value using a discount rate.

As described in note 26.12, the acquisition of Cloudshift included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue and operating margin. As of December 31, 2021, loss arising from the change in the fair value of the contingent consideration amounted to 460 and is included as Other income and expense, net.

As of December 31, 2021, the nominal value of contingent consideration related to Cloudshift amounted to 14,638. Based on the Company's estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement was 14,638. In addition, the actual amounts to be paid under the contingent consideration arrangement may be increased proportionally to the target's achievements and are not subject to any maximum amount. The fair value of the contingent consideration arrangement of 14,635 as of December 31, 2021, was estimated by using a probabilistic framework such as Montecarlo simulation were each iteration was discounted to present value using a discount rate.

As described in note 26.13, the acquisition of Hybrido Worldwide included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue and operating margin. As of December 31, 2021, loss arising from the change in the fair value of the contingent consideration amounted to 204 and is included as Other income and expense, net.

As of December 31, 2021, the nominal value of contingent consideration related to Hybrido Worldwide amounted to 7,597. Based on the Company's estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement was 7,597. In addition, the actual amounts to be paid under the contingent consideration arrangement may be increased proportionally to the target's achievements and are not subject to any maximum amount. The fair value of the contingent consideration arrangement of 6,716 as of December 31, 2021, was estimated using a

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

probabilistic framework such as Montecarlo simulation were each iteration was discounted to present value using a discount rate.

As described in note 26.14, the acquisition of Walmeric did not include a contingent consideration agreement.

As described in note 26.15, the acquisition of Atix Labs included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue and operating margin

As of December 31, 2021, the nominal value of contingent consideration related to Atix Labs amounted to 2,152. Based on the Company's estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement was 2,152. In addition, the actual amounts to be paid under the contingent consideration arrangement may be increased proportionally to the target's achievements and are not subject to any maximum amount. The fair value of the contingent consideration arrangement of 2,102 as of December 31, 2021, was estimated using a probabilistic framework such as Montecarlo simulation were each iteration was discounted to present value using a discount rate.

As described in note 26.16, the acquisition of Navint included a contingent consideration agreement which is payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's revenue and operating margin

As of December 31, 2021, the nominal value of contingent consideration related to Navint amounted to 13,466. Based on the Company's estimations as of those dates, the potential minimum amounts of all future payments that the Company could be required to make under this agreement was 13,466. In addition, the actual amounts to be paid under the contingent consideration arrangement may be increased proportionally to the target's achievements and are not subject to any maximum amount. The fair value of the contingent consideration arrangement of 12,207 as of December 31, 2021, was estimated using a probabilistic framework such as Montecarlo simulation were each iteration was discounted to present value using a discount rate.

The following table shows the results from remeasurement of the contingent considerations described above:

	For the year ended December 31,
	2021	2020	2019
Increase of the contingent consideration of Belatrix	—	(3,633)	—
Increase of the contingent consideration of PointSource	—	—	(16)
Increase of the contingent consideration of Avanxo	—	—	(4)
Increase of the contingent consideration of Clarice	—	—	(3)
Increase of the contingent consideration of Ratio	—	—	(62)
Decrease of the contingent consideration of Grupo Assa	—	1,202	—
Increase of the contingent consideration of Bi Live	(372)	—	—
Increase of the contingent consideration of Bluecap	(1,226)	—	—
Increase of the contingent consideration of GMR	(1,407)	—	—
Increase of the contingent consideration of Xappia	(1,025)	—	—
Increase of the contingent consideration of Cloudshift	(460)	—	—
Increase of the contingent consideration of Habitant	(204)	—	—
TOTAL	(4,694)	(2,431)	(85)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair Value at December 31, 2021	Unobservable inputs	Range of inputs	Relationship of unobservable inputs to Fair Value
Contingent consideration	63,886	Risk adjusted discount rate	Between 1.76% and 4.11%	An increase in the discount rates by 1% would decrease the fair value by $728 and a decrease in the discount rates by 1% would increase the fair value by $377

Contingent consideration	63,886	Expected revenues	Between 969 and 42,784	An increase in the expected revenues by 10% would increase the fair value by $17,076 and a decrease in the expected revenues by 10% would decrease the fair value by $13,615

Contingent consideration	63,886	Expected operating margin	Between 17.35% and 35.18%	An increase in the expected operating margin by 10% would increase the fair value by $1,876 and a decrease in the expected operating margin by 10% would decrease the fair value by $8,580

29.9.2 Convertible notes

As described in note 3.12.8, the Company entered into several convertible notes that include the right to convert the outstanding amount into equity shares of the invested companies. The fair value of such convertible notes was estimated using unobservable inputs. The amounts of gains and losses for the period related to changes in the fair value of the convertible notes were not material.

29.9.3. Reconciliation of recurring fair value measurements categorized within Level 3

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Financial Assets		Financial liabilities
	Convertible notes	Equity instrument	Contingent consideration
December 31, 2020	1,036	10,478	43,724
Fair value remeasurement (1)	—	—	4,322
Acquisition of business (1)	—	—	35,371
Acquisition of investment (3)	—	11,610	—
Payments (2)	2,772	—	(17,902)
Interests (1)	67	—	1,285
Foreign exchange difference (1)	—	—	(2,714)
Others (1)	—	—	(200)
December 31, 2021	3,875	22,088	63,886

(1) Non-cash transactions.
(2) Cash transactions included in investing activities in the Consolidated Statement of Cash Flows.
(3) 5,762 were Cash transactions included in investing activities in the consolidated statement of cash flows, 5,848 were Non-cash transactions related to the exchange of Acamica's investment with Digital House investment.

29.10 Foreign exchange futures and forward contracts

During the years ended December 31, 2021, 2020 and 2019, the Argentine subsidiaries, Sistemas Globales S.A. and IAFH Global S.A. acquired foreign exchange futures contracts through SBS Sociedad de Bolsa S.A. (SBS) in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in Argentine Pesos due to the risk of exposure to fluctuations in foreign currency. The foreign exchange futures contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the years ended December 31, 2021, 2020 and 2019 the Company recognized a loss of 355, 144 and a gain of 383, respectively.

These futures contracts have daily settlements, in which the futures value changes daily. Sistemas Globales S.A. and IAFH Global S.A. recognize daily variations in SBS primary accounts, and the gains or losses generated by each daily position through profit or loss. Thus, at the closing of each day, according to the future price of the exchange rate U.S. Dollar – Argentine peso, the companies perceive a gain or loss for the difference. As of December 31, 2021, the accrued valuation of the last day of the month will be settled with the bank in the first day of the next month, so the value recognize in the financial statements is the amount pending to settle with the bank for the last day valuation, as of December 31, 2021 there were no outstanding future contracts. As of December 31, 2020 the Company maintained three foreign exchange futures contracts with a maturity date of January 31, 2021 and 7 recognize as Other financial liabilities in the balance sheet.

Pursuant to these contracts, Sistemas Globales S.A. and IAFH Global S.A. are required to maintain collaterals in an amount equal to a percentage of the notional amounts purchased until settlement of the contracts. As of December 31, 2020, Sistemas Globales held a 10% of the value of those collaterals in Mutual funds in SBS primary account. This ensures minimal funding, in case SBS has to transfer funds to "Mercado a Término de Rosario S.A" (ROFEX) if losses are generated by daily settlements. This amount must also remain restricted during the term of the contracts. As of December 31, 2020, collaterals regarding the transactions are restricted assets for an amount of 952 in Mutual funds included as investments. As of December 31, 2021, the Company did not maintain any collaterals for futures contracts.

During 2021 and 2020, certain subsidiaries from Argentina, Uruguay, Chile, Colombia, Mexico and India, acquired foreign exchange forward contracts with certain banks in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in the local currences from each country, due to the risk of exposure to fluctuations in those foreign currencies. Those contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the years ended December 31, 2021 and 2020, the Company recognized a net loss of 10,673 and 3,783, respectively. As of December 31, 2021 and 2020, the foreign exchange forward contracts that were recognized as financial assets and liabilities at fair value through profit or loss were as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 31, 2022	Mexican Peso	21.96	20.65	255
February 28, 2022	Indian Rupee	75.53	75.52	76
February 28, 2022	Colombian peso	4,037.00	4,005.31	119
March 31, 2022	Colombian peso	4,053.10	4,021.61	119
March 31, 2022	Colombian peso	4,040.50	4,021.55	39
Fair value as of December 31, 2021				608

January 28, 2021	Colombian Peso	3,530.13	3,433.13	226
January 28, 2021	Colombian Peso	3,475.25	3,431.93	101
Fair value as of December 31, 2020				327

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 31, 2022	Pound Sterling	0.73	0.74	(156)
January 31, 2022	Colombian Peso	3,902.25	3,993.60	(138)
January 31, 2022	European Union Euro	0.86	0.88	(410)
January 31, 2022	Uruguayan Peso	44.36	44.93	(64)
January 31, 2022	Argentinian Peso	106.98	106.92	(3)
January 31, 2022	Argentinian Peso	108.70	106.92	(87)
January 31, 2022	Argentinian Peso	110.85	106.92	(134)
January 31, 2022	Argentinian Peso	107.16	106.92	(12)
February 25, 2022	Argentinian Peso	115.35	111.35	(136)
February 28, 2022	European Union Euro	0.86	0.88	(212)
February 28, 2022	Chilean Peso	855.45	850.55	(40)
Fair value as of December 31, 2021				(1,392)

January 29, 2021	Argentine Peso	90.50	87.60	(86)
Fair value as of December 31, 2020				(86)

The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the term of the contract.

29.11 Hedge accounting

During 2021 and 2020, certain subsidiaries from Argentina, Uruguay, Chile, Colombia, Mexico and India entered into foreign exchange forward and future contracts to manage the foreign currency risk associated with the salaries payable in the local currency of each country. The Company designated those derivatives as hedging instruments in respect of foreign currency risk in cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

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
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item (i.e. Salaries, employee benefits and social security taxes).

As of December 31, 2021 and 2020, the Company has recognized a net loss of 136 and 272, respectively, included in Salaries, employee benefits and social security taxes and a net loss of 131 and a net gain of 165, respectively, included in other comprehensive income.

During 2020, Globant, LLC entered into four interest rate swap transactions with the purpose of hedging the exposure to variable interest rate related to the Amended and Restated Credit Agreement with certain financial institutions. By the end of that year the Company chose to discontinue three of the four interest rate swap transaction. During the year ended December 31, 2021, the Company chose to discontinue the remaining interest rate swap since the hedged future cash flows were no longer expected to occur. As of December 31, 2021 and 2020, the Company recognized a gain of 132 and a loss of 132 respectively, included in the line item "Other comprehensive income". The Company designated those derivatives as hedging instruments in respect of interest rate risk in cash flow hedges. Hedges of interest rate risk on recognized liabilities are accounted for as cash flow hedges.

Foreign currency forward contract and interest rate swap assets and liabilities are presented in the line ‘Other financial assets’ and ‘Other financial liabilities’ within the statement of financial position.

The following table detail the foreign currency forward contracts outstanding as of December 31, 2021:

Hedging instruments - Outstanding contracts

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)

January 25, 2022	Indian Rupee	75.50	74.50	9
January 27, 2022	Indian Rupee	74.68	74.55	2
January 27, 2022	Indian Rupee	74.67	74.55	2
January 27, 2022	Indian Rupee	74.68	74.55	1
February 23, 2022	Indian Rupee	75.67	74.74	9
February 24, 2022	Indian Rupee	75.76	74.78	14
February 24, 2022	Indian Rupee	75.76	74.78	20
February 24, 2022	Indian Rupee	75.76	74.78	5
March 31, 2022	Colombian Peso	4064.86	4021.21	88
Fair value as of December 31, 2021				150

January 15, 2021	Mexican Peso	20.15	19.93	22
January 27, 2021	Indian Rupee	73.72	73.31	2
January 27, 2021	Indian Rupee	73.72	73.31	3
January 27, 2021	Indian Rupee	73.72	73.31	3
January 27, 2021	Indian Rupee	73.71	73.31	1
January 28, 2021	Colombian Peso	3,490.10	3,433.08	133
January 29, 2021	Uruguayan Peso	42.51	42.47	1
Fair value as of December 31, 2020				165

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)

January 31, 2022	Colombian Peso	3,967.65	3,993.75	(52)
February 28, 2022	Colombian Peso	3,978.05	4,004.91	(54)
Fair value as of December 31, 2021				(106)

NOTE 30 — CAPITAL AND RESERVES

30.1 Issuance of common shares

During the year ended December 31, 2021, 213,686 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 30.93 per share amounting to a total of 6,612.

During the year ended December 31, 2021, 168,669 Restricted Stock Units (RSU) were granted to certain employees and directors of the Company and 235,392 RSU's were vested at an average price of 89.18 per share amounting to a total of 20,992 (non-cash transactions).

On November 30, 2021, the Company issued 7,032 common shares for a total amount of 2,100 as part of the subscription agreement included in the stock purchase agreement signed with Navint's sellers.

On November 17, 2021, the Company issued 2,502 common shares for a total amount of 750 as part of the subscription agreement included in the stock purchase agreement signed with Xappia's sellers.

On July 8, 2021, the Company issued 10,842 common shares for a total amount of 2,372 as part of the subscription agreement included in the stock purchase agreement signed with Walmeric's sellers.

On May 11, 2021, the Company issued 10,088 common shares for a total amount of 2,149 as part of the subscription agreement included in the stock purchase agreement signed with Hybrido Worldwide's sellers. As part of the subscription agreement the Company recognized 2,152 as equity settled agreement, related to common shares that the Company will issued in the future.

On March 15, 2021, the Company issued 8,415 common shares for a total amount of 1,750 as part of the subscription agreement included in the stock purchase agreement signed with Xappia's sellers.

During the year ended December 31, 2020, 175,272 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by certain employees. Options were exercised at an average price of 33.24 per share amounting to a total of 5,825.

During the year ended December 31, 2020, 309,384 RSUs were granted to certain employees and directors of the Company and 219,047 RSUs were vested at an average price of 59.37 per share amounting to a total of 13,005 (non-cash transaction).

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
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
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

30.2 Public offerings and agreements

On June 9 2020, 2,300,000 common shares were issued and sold at a price of 135 for a net proceeds of 300,880, which were listed on the New York Stock Exchange. Costs associated with the proceed consisted of agents commissions, legal and professional fees and listing fees.

On May 28 2021, 1,380,000 common shares were issued and sold at a price of 214 for a net proceeds of 286,207, which were listed on the New York Stock Exchange. Cost associated with the proceed consisted of agents commissions, legal and professional fees and listing fees.

As of December 31, 2021, 40,375,915 common shares of the Company's share capital are registered with the SEC and quoted in the New York Stock Exchange.

30.3 Cash flow hedge reserve

The movements in the cash flow hedge reserve were as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Foreign
	currency risk
	2021	2020

Balance at beginning of the year	281	352
Loss arising on changes in fair value of hedging instruments during the period	(578)	(948)
Loss reclassified to profit or loss – hedged item has affected profit or loss	308	877
Balance at end of the year	11	281

NOTE 31 — APPROPRIATION OF RETAINED EARNINGS UNDER SUBSIDIARIES´ LOCAL LAWS AND RESTRICTIONS ON DISTRIBUTION OF DIVIDENDS

In accordance with Argentine and Uruguayan Law, the Argentine and Uruguayan subsidiaries of the Company must appropriate at least 5% of net income off the year to a legal reserve, until such reserve equals 20% of their respective share capital amounts.

On June 16, 2021, the Argentine Government enacted an income tax reform (Law No. 27,630) which, among other things, permanently extends the 7% withholding tax for dividend distribution.

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

As of December 31, 2021, the legal reserve amounted to 434 for the Company´s Argentine subsidiaries, Sistemas Globales S.A, IAFH Global S.A, BSF S.A, Globers S.A, Decision Support S.A, Atix Labs S.R.L, and Dynaflows S.A, and as of that date, the legal reserve of Sistemas Globales S.A, Globers S.A and Decision Support S.A were all fully constituted.

As of December 31, 2021, the legal reserve amounted to 45 for Sistemas Globales Uruguay S.A and Difier S.A, and as of that date only Sistemas Globales Uruguay was fully constituted.

According to the Bylaws of Sistemas Colombia S.A.S. and Globant Colombia S.AS., the Colombian subsidiaries of the Company must appropriate at least 10% of the net income of the year to a legal reserve until such reserve equals 50% of its share capital. As of December 31, 2021, there was a legal reserve of 360 constituted by Sistemas Colombia S.A.S. Regarding Avanxo Colombia, the Colombian branch of Globant España S.A. (sociedad unipersonal) - as successor company of Avanxo Servicios Informáticos España S.L. after its merged with and into Globant España S.A. (sociedad unipersonal), there is no requirement for the Colombian branch to allocate profits for the creation of a legal reserve and, therefore, as of December 31, 2021, there was no legal reserve constituted. Globant Colombia S.A.S, did not have a legal reserve as of December 31, 2021.

Colombian Law No 1,819, published on December 29, 2016, introduced a withholding tax of 5% on dividend distributions to non-resident. This new fiscal obligation is not applicable to our shareholder due to the tax treaty agreement between Colombia and Spain, entered in force on October 28, 2008.

Under Spanish law, the Spanish subsidiaries of the Company must appropriate 10% of its standalone profit to a legal reserve until such reserve equals to 20% of their respective share capital amount. As of December 31, 2021, the legal reserve amounted to 12,449 for Globant España S.A. (sociedad unipersonal), Software Product Creation S.L., Grupo Assa Worldwide S.A., Bluecap Management Consulting S.L., Hybrido Worldwide S.A. and Walmeric Soluciones S.A., and as of that date, the legal reserve of Bluecap Management Consulting S.L, Hybrido Worldwide S.A and, Walmeric Soluciones S.A were all fully constituted. There was no legal reserve constituted for Pixel Division S.L. and Augmented Coding Spain S.A as of December 31, 2021.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

In accordance with Brazilian Law, there is no requirement for limited liability companies to allocate profits for the creation of a legal reserve. Accordingly, the Company's Brazilian subsidiaries did not have a legal reserve as of December 31, 2021.
Under Luxembourg law, at least 5% of our net profit per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profit must be allocated toward the reserve. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced in proportion so that it does not exceed 10% of our issued share capital. The legal reserve is not available for distribution. As of December 31, 2021, the legal reserve amounted to 891.

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

In accordance with Peru corporate law, Peruvian Companies must reserve at least 10% of its net income of the year to a legal reserve, until such reserve equals 20% of its respective amount of capital stock. As of December 31, 2021, the legal reserve amounted to 281 for Globant Peru S.A.C. that was partially constituted.

According to Mexican Law, the Mexican subsidiaries of the Company must appropriate at least 5% of net income of the year to a legal reserve, until such reserve equals the fifth portion of their respective share capital amounts. As of December 31, 2021, the legal reserve amounted to 15 for GASA Mexico Consultoría y Servicios S.A de C.V. which was fully constituted. As of December 31, 2021, the legal reserve amounted to 658 for the Company's Mexican subsidiaries IAFH Globant México IT S. de R.L. de C.V., Grupo Assa Mexico Soluciones Informáticas S.A de C.V, and GASA Mexico Consultoría y Servicios S.A de C.V.

Regarding India Law, the Companies Act, 2013 does not mandate any fixed quantum of profits to be transferred or allocated to the reserves of a company. Despite there is no mandatory provision, as of December 31, 2021, the Globant India Private Limited's and Hansen Techsol Private Limited had a general reserve that amounted to 267.

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

In the United Kingdom there is no requirement for the UK subsidiaries to allocate profits for the creation of a legal reserve. Despite there is no mandatory provision, as of December 31, 2021, The Hansen Partnership Limited´s general reserve amounted to 743.

In Germany there is no requirement for German subsidiaries to allocate profits for the creation of a legal reserve.

In Netherlands there is no legal obligation to allocate part of the profits from the Company to a legal reserve.

In Chile there is no requirement for Chilean Company to allocate profits for the creation of a legal reserve. As of December 31, 2021, there was no legal reserve constituted.

According to French law, a minimum of 5% of the profit of the year must be allocated to a reserve account named "legal reserve", until such reserve amounts 10% of the share capital of the French subsidiary of the Company. As of December 31, 2021, the legal reserve amounted to 6 for Globant France S.A.S.

In accordance with the law of Belarus, the Belorussian subsidiary of the Company must allocate an amount up to 25% of annual payroll to a reserve fund for salaries. The source for creating this fund is the profit remaining at the disposal of the subsidiary after paying taxes and other obligatory payments. As of December 31, 2021, there was no such reserve constituted.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

In the United States there is no requirement for the Company's U.S. subsidiaries to allocate profits for the creation of a legal reserve. As of December 31, 2021, there was no legal reserve constituted.

According to Romanian Companies Law, the Romanian subsidiary of the Company has the obligation to allocate each year at least 5% of its profit to a reserve fund, until the value of the fund is at least 20% of the Romanian Company's share capital. As of December 31, 2021, the reserve fund of the company was of Romanian Leu ("RON") 58.

In Canada there is no requirement for the Canada's Company subsidiary to allocate profits for the creation of a legal reserve. As of December 31, 2021, there was no legal reserve constituted.

In the United Arab Emirates there is no requirement for Software Product Creation´s branch office in Dubai to allocate profits for the creation of a legal reserve. As of December 31, 2021, there was no legal reserve constituted.

In Costa Rica 5% of the net profits for each year must be allocated to the formation of a legal reserve. Such obligation will cease when that reserve reaches 10% of the capital. As of December 31, 2021, there was no legal reserve constituted.

In Singapore there is no mention on the allocation of profits or any restrictions on the companies. As of December 31, 2021, there was no legal reserve constituted.

In Ecuador there is no requirement for the Ecuador’'s Company subsidiary to allocate profits for the creation of a legal reserve. As of December 31, 2021, there was no legal reserve constituted.

NOTE 32 – COVID-19 IMPACT ON THE FINANCIAL STATEMENTS

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

On May 28, 2020, the "IASB" published 'Covid-19-Related Rent Concessions (Amendment to IFRS 16)' amending the standard to provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. As a practical expedient, a lessee may elect not to assess whether a rent concession related to COVID-19 is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification. The Company determined to apply the practical expedient to all the lease contracts of office spaces and has recognized as of December 31, 2020 a discount for 512 included in rental expenses.

The Company has determined, after analyzing the possible impact of the economic situation in the financial statements, that an assessment of the treatment of expected credit losses ("ECLs") was necessary, since IFRS 9 should not be applied mechanically and prior assumptions may no longer hold true in the current environment.

At the beginning of the year 2020, for the purpose of measuring ECLs and for determining whether significant increase in credit risk had occurred, the Company grouped financial instruments on the basis of shared credit risk characteristics, and, specifically, grouped our trade receivables considering the industry verticals.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Considering that the tourism sector was one of the hardest-hit by the outbreak of COVID-19, with impacts on both travel supply and demand, in 2020 the Company had to adjust the estimations of ECLs for trade receivables from customers within the “Travel & Hospitality” as well as for the rest of our customers, since at the time of our review, there were some indications of change in payment terms and, to a lesser extent, the probability of non-payment due to the effects of COVID-19 pandemic.

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

NOTE 33 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events until February 16, 2022, date of approval of these consolidated financial statements, to assess the need for potential adjustments or disclosures in these consolidated financial statements in accordance with IAS 10 "Events after the reporting period". The Company doesn't have any subsequent events to report.

NOTE 34 – APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements were approved by the Board of Directors on February 16, 2022.

Martín Migoya
President