Form 20-F
period 2022-12-31
Globant S.A.
filed 2023-02-28
CIK 1557860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
Patricio Pablo Rojo
General Counsel
37A Avenue J.F. Kennedy
L-1855, Luxembourg
pablo.rojo@globant.com
+ 352 20 30 15 96
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, nominal value $ 1.20 per share	GLOB	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 42,269,659 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒  Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
•Our results of operations could be adversely affected by economic and political conditions globally and, in particular, in the markets in which we operate.

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

In this annual report references to currencies are defined in the following table:

"U.S. dollars" and "$"	refer to the lawful currency of the United States
"Argentine pesos"	refers to the lawful currency of the Republic of Argentina
"Colombian pesos"	refers to the lawful currency of the Republic of Colombia
"Uruguayan pesos"	refers to the lawful currency of the Republic of Uruguay
"Mexican pesos"	refers to the lawful currency of Mexico
"Chilean pesos"	refers to the lawful currency of Chile
"Rupees" or "Indian rupees"	refer to the lawful currency of the Republic of India
"Reais" or "Brazilian Real"	refer to the lawful currency of Brazil
"Peruvian Sol"	refers to the lawful currency of Peru
"Romanian Leu"	refers to the lawful currency of Romania
"Belarusian ruble"	refers to the lawful currency of Belarus
"Euro" or "€"	refer to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time
"Pound", "British Sterling pound" or "£"	refer to the lawful currency of the United Kingdom
"Canadian dollars"	refers to the lawful currency of Canada
"Costa Rican Colon"	refers to the lawful currency of the Republic of Costa Rica
"Polish Zloty"	refers to the lawful currency of the Republic of Poland
"Australian dollars"	refers to the lawful currency of the Commonwealth of Australia
"Danish Krone"	refers to the lawful currency of Denmark

Unless otherwise specified or the context requires otherwise in this annual report:

•"IT" refers to information technology;
•"ISO" means the International Organization for Standardization, which develops and publishes international standards in a variety of technologies and in the IT services sector;
•"Attrition rate," during a specific period, refers to the ratio of IT professionals that voluntarily left our company during the period to the number of IT professionals that were on our payroll on the last day of the period; and
•"Globers" refers to the employees that work for Globant.

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

Unless otherwise indicated or the context requires otherwise, all financial information in this annual report is presented in U.S. dollars.

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
•Our aspirations and disclosures related to environmental, social and governance (“ESG”) matters expose us to risks that could adversely affect our reputation and performance.

Risks Related to our Global Operations

•Our results of operations could be adversely affected by economic and political conditions globally and, in particular, in the markets in which we operate.
•The governments of many countries in which we operate have exercised and may continue to exercise significant influence over those countries' economies, which could adversely affect our business, financial condition, results of operations and prospects.
•Inflation in the countries in which we operate could adversely affect our business and results of operations.
•Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates.
•Changes in the tax laws or in the interpretation or enforcement or the loss of any country-specific tax benefits could have a material adverse effect on our financial condition and results of operations.
•Our business, results of operations and financial condition may be adversely affected by the various conflicting and/or onerous legal and regulatory obligations required in the countries where we operate.

Risks Related to the Company and the Ownership of Our Common Shares

•The price of our common shares may be highly volatile.
•We may be classified by the Internal Revenue Service as a "passive foreign investment company" (a "PFIC"), which may result in adverse tax consequences for U.S. investors.
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

Our business is labor intensive and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals. We believe that there is significant competition for technology professionals in Latin America, the United States, Europe, Asia and elsewhere who possess the technical skills and experience necessary to deliver our services, and that such competition is likely to continue for the foreseeable future. In addition, the accelerated adoption of remote and hybrid working models may increase outsourcing and the number of jobs that can be conducted virtually which, in turn, may further enhance competition for highly-qualified professionals. As a result, the technology industry generally experiences a significant rate of turnover of its workforce. Our business plan is based on hiring and training a significant number of additional technology professionals each year in order to meet anticipated turnover and increased staffing needs. Our ability to properly staff projects, to maintain and renew existing engagements and to win new business depends, in large part, on our ability to hire and retain qualified IT professionals.

The total attrition rate among our Globers was 16.7%, 18.7% and 13.0% for the years ended December 31, 2022, 2021 and 2020, respectively. If our attrition rate were to continue increasing, our operating efficiency and productivity may decrease. We compete for talented individuals, not only with other companies in our industry, but also with companies in other industries, such as software services, engineering services and financial services companies, among others, and there is a limited pool of individuals who have the skills and training needed to help us grow our company. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs.

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

We have experienced rapid revenue growth in the past, including years of highly elevated growth rates, that may not be replicable in the future due to a number of factors, including global macroeconomic conditions. You should not consider our revenue growth in recent periods as indicative of our future performance. We may not be able to achieve revenue growth consistent with our recent history or at all, which could materially adversely affect our revenues, results of operations, business and prospects.

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

We perform our services primarily under time-and-materials contracts. We charge clients for our services under these contracts at hourly rates, which are highly dependent on the complexity of the project, the mix of staffing we anticipate using on it, internal forecasts of our operating costs and predictions of increases in those costs influenced by wage inflation and other marketplace factors. Typically, we do not have the ability to increase our hourly rates to offset salary and other costs increases. Because we conduct a substantial part of our operations through our operating subsidiaries located in Argentina, Colombia, México and India, we are subject to the effects of wage inflation and other marketplace factors in these countries, which have increased significantly in recent years.

We also undertake engagements on a fixed-price basis, which require the estimation of the associated costs to complete the project. Revenues from our fixed-price contracts represented 15.4%, 16.9% and 13.1% of our total revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

Our pricing depends on our assumptions and forecasts about the costs we will incur to render our services or complete the related project, which are based on limited data which could turn out to be inaccurate. We also rely, to a limited extent, on suppliers of goods and services. We cannot assure that our suppliers' pricing terms will not increase and/or that we will be able to carry-forward such pricing increases to our clients.

Unexpected increases in salaries and other operating costs beyond our forecasts, which we are not able to carry-forward to our clients, or any failure by us to accurately estimate the costs of our hourly services, or to estimate the resources and time required to complete a fixed-price contract on time and on budget, or any failure to complete the project or meet our client's expectations, or any unforeseen changes in the project's scope, among others, could make our contracts unprofitable, thereby adversely affecting our results of operations, financial condition and cash flows from operations.

If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operations may be adversely affected.

Our future success heavily depends upon the continued services of our senior management team and other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all. In addition, competition for senior executives and key employees in our industry is intense. Our compensation policies include equity-based incentive compensation plans that are designed to reward high-performing personnel for their contributions and provide incentives for them to remain with us. If the anticipated value of such incentives does not materialize because of volatility or lack of positive performance in our share price, or if our total compensation package is not viewed as being competitive, we may be unable to retain our senior executives and key employees or attract and retain new senior executives and key employees in the future, in which case our business may be severely disrupted, and our ability to attract and retain personnel could be adversely affected.

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

Technological advances and innovation are constant in the technology services industry. As a result, we must continue to invest significant resources in research and development to stay abreast of technology developments so that we may continue to deliver software products that our clients will wish to purchase. If we are unable to anticipate technology developments, enhance our existing services or develop and introduce new services to keep pace with such changes and meet changing client needs, we may lose clients and our revenues and results of operations could suffer. Our results of operations would also suffer if our innovations are not responsive to the needs of our clients, are not appropriately timed with market opportunities or are not effectively brought to market. Our competitors may be able to offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer. This may force us to compete on other fronts in addition to the quality of our services and to expend significant resources in order to remain competitive, which we may be unable to do. As we expand our software products, we may be exposed to new operational, legal, regulatory, ethical and technological risks that require us to take effective actions to protect our business.

If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected.

We generate a significant portion of our revenues from our ten largest clients. During the years ended December 31, 2022, 2021 and 2020, our largest customer based on revenues, The Walt Disney Company, accounted for 10.7%, 10.9% and 11.0% of our revenues, respectively. During the years ended December 31, 2022, 2021 and 2020, our ten largest clients accounted for 35.6%, 39.1% and 42.2% of our revenues, respectively.

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

As of December 31, 2022, approximately 8.5% of our Globers are covered by Collective Bargaining Agreements ("CBAs"), including all Globers from our Brazilian, French and Spanish subsidiaries, as well as some Globers from our Argentinean subsidiaries. For complete details of the covered employees see "Directors, Senior Management and Employees — Employees". There can be no assurance that our non-unionized employees will not become members of a union or become covered by a collective bargaining agreement, including through an acquisition of a business whose employees are subject to such an agreement.

We cannot assure you that we or our operating subsidiaries will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. In addition, we cannot assure you that we will be able to negotiate new CBAs on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition and the market value of our shares could be materially adversely affected.

Our aspirations and disclosures related to environmental, social and governance (“ESG”) matters expose us to risks that could adversely affect our reputation and performance.

We have established and publicly announced ESG goals, including our commitments to address climate change, digital inclusion, and diversity, equity and inclusion. These statements reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our failure to adequately update, accomplish or accurately track and report on these goals on a timely basis, or at all, could adversely affect our reputation, financial performance and growth, and expose us to increased scrutiny from the investment community, special interest groups and enforcement authorities.

Our ability to achieve any ESG objective is subject to numerous risks, many of which are outside of our control. Examples of such risks include the availability and cost of low- or non-carbon-based energy sources, the evolving regulatory requirements affecting product circularity, ESG standards or disclosures, the evolving consumer protection laws applicable to ESG matters and the availability of materials and suppliers that can meet our sustainability, diversity and other ESG goals.

Standards for tracking and reporting ESG matters continue to evolve. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. Methodologies for reporting ESG data may be updated and previously reported ESG data may be adjusted to reflect improvement in availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations and other changes in circumstances. Our processes and controls for reporting ESG matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring, and reporting ESG metrics, including ESG-related disclosures that may be required by the SEC, European and other regulators, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. If our ESG practices do not meet evolving investor or other stakeholder expectations and standards, then our reputation or our attractiveness as an investment, business partner, acquirer, service provider or employer could be negatively impacted.

Our revenues are dependent on a limited number of industries, and any decrease in demand for technology services in these industries could reduce our revenues and adversely affect our results of operations.

During the years ended December 31, 2022, 2021 and 2020, an aggregate of 41.3%, 44.8% and 46.8% of our total revenues were generated from clients in the media, entertainment and financial industries. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase technology services or to move such services in-house.

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

The technology services industry is continuously evolving. Competition, fueled by rapidly changing consumer demands and constant technological developments, renders the technology services industry one in which success and performance metrics are difficult to predict and measure. Because services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model, and its results of operations, it can be difficult to predict how many company's services, including ours, will be received in the market. While enterprises have been willing to devote significant resources to incorporate emerging technologies and related market trends into their business models, enterprises may not continue to spend any significant portion of their budgets on our services in the future. The increasing reliance on automation, artificial intelligence, machine learning and other new technologies by our clients may reduce the demand for our services and adversely impact our results of operations. Neither our past financial performance nor the past financial performance of any other company in the technology services industry is indicative of how our company will fare financially in the future. Our future profits may vary substantially from those of other companies, and those we have achieved in the past, making investment in our company risky and speculative. If our clients' demand for our services declines, as a result of economic conditions, market factors or shifts in the technology industry, our business would suffer and our results of operations and financial condition would be adversely affected.

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

Our business is heavily dependent on the security of our IT networks and those of our clients, as well as our third-party providers. We have access to, and we collect, transmit and store data, including confidential client and client customer data, intellectual property, and personal data. Threats to network and data security are increasingly diverse and sophisticated, and despite our efforts, they have increased in number due in part to the growing breadth and complexity of IT networks and systems and large number of employees working remotely. Internal or external attacks on our IT servers and networks, or those of our third party processors, providers or clients, are vulnerable to cybersecurity risks, including viruses and worms, phishing attacks, ransomware attacks, denial-of-service attacks, physical or electronic break-ins, third party or employee theft or misuse, and similar disruptions, which could disrupt the normal operations of our engagements and impede our ability to provide critical services to our clients, thereby subjecting us to liability under our contracts and applicable data protection laws.

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

In the past, we have experienced, and in the future, we may again experience, data security incidents resulting from unauthorized access to our and our service providers’ systems and unauthorized acquisition of our data and our clients’ data including, but not limited to: inadvertent disclosure, misconfiguration of systems, phishing ransomware or malware attacks. In addition, our clients have experienced, and may in the future experience, breaches of systems and cloud-based services enabled by or provided by us. As disclosed in our Report of Foreign Private Issuer furnished to the U.S. Securities and Exchange Commission on March 30, 2022, on March 28, 2022, we detected suspicious activity on our network later determined to be unauthorized access to our network and exfiltration of certain source code and project-related documentation for certain clients, as well as certain data files. As soon as such access was detected, we activated our security protocols and promptly notified affected clients. In addition, we engaged a third-party firm to conduct a forensic investigation. The forensic investigation was finalized in August 2022 and we concluded that the number of affected clients was limited. In accordance with applicable regulations, we notified relevant data privacy authorities of the incident. In addition, we have implemented a variety of measures to further enhance our cybersecurity protections. To date this incident has not had a material impact on our operations, and we are unaware of any material impact on our client's operations; however, we cannot assure you that our preventative and mitigation actions with respect to this incident and other potential future events like it will fully eliminate the risk of a malicious compromise of our, our third-party service providers' or our customers' systems.

In addition, we may also be bound by contractual obligations related to data privacy and security. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client, third-party or our data, or otherwise mismanages or misappropriates that data, we could be subject to significant litigation, monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions. These monetary damages might not be subject to a contractual limit of liability or an exclusion of consequential or indirect damages and could be significant. In addition, we may not be able to obtain insurance coverage for, or full insurance coverage for, all damages and losses related to security incidents, cyberattacks and other related incidents or similar risks, and any or all such damages and losses could exceed our insurance coverage or be denied by the insurance carriers for any reason, which could have a material adverse effect on our reputation and/or on our business, results of operations and financial condition.

Unauthorized access, disclosure of confidential client and client customer data, intellectual property or personal data or other loss of information, whether through breach of our or others' computer systems, systems failure, loss or theft of confidential information or intellectual property belonging to our clients or our clients' customers, or otherwise, could result in legal claims or proceedings, liability and damages under applicable laws, regulatory investigations or penalties, breach notification obligations, a requirement to provide monitoring services, breach of contract claims, significant fines, administrative sanctions, and could adversely affect our business, revenues, reputation, brand and competitive position and result in financial and other potential losses, as well as require us to expend significant resources to protect against further incidents and to rectify any problems caused by these events.

Our business results of operations and financial condition could be adversely affected by the unauthorized use of our intellectual property or our violation of the intellectual property of others.

Our success depends in part on certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and other proprietary intellectual property (including trade secrets, patents, copyrights and trademarks); and on our ability to avoid infringing on the intellectual property of third parties.

In order to protect our intellectual property rights, we rely on a combination of nondisclosure, confidentiality and other contractual arrangements as well as trade secret, patent, copyright and trademark laws. We hold several trademarks and patents and intend to submit additional U.S. federal and foreign trademark applications for developments relating to additional service offerings in the future. We cannot assure you that we will be successful in maintaining existing, or obtaining future, intellectual property rights or registrations or that the current or future laws of the countries in which we operate or the contractual and other protective measures we take are adequate to protect us from misappropriation or unauthorized use of our intellectual property, or that such laws will not change. We further cannot assure you that we will be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights, and that any such steps will be successful or that we have taken all necessary steps to enforce our intellectual property rights in every jurisdiction in which we operate and that such intellectual property laws are adequate to protect our interest.

Further, our current and former Globers could challenge our exclusive rights to the software they have developed in the course of their employment. In certain countries in which we operate, the employer is deemed to own the copyright work created by its employees during the course, and within the scope, of their employment, but the employer may be required to satisfy additional legal requirements in order to make further use and dispose of such works. While we believe that we have complied with all such requirements, and have fulfilled all requirements necessary to acquire all rights in software developed by our independent contractors, these requirements are often ambiguously defined and enforced. As a result, we cannot assure you that we would be successful in defending against any claim by our current or former Globers or independent contractors that challenges our exclusive rights over the use and transfer of works those Globers or independent contractors created or requests additional compensation for such works.

We may also be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. We typically indemnify clients who purchase our services and solutions against potential infringement of intellectual property rights, which subjects us to the risk of indemnification claims. In addition, we are subject to additional risks as a result of our recent and possible future acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. Indemnification and other rights under acquisition documents may be limited in term and scope and may therefore provide little or no protection from these risks. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property.

Intellectual property litigation is expensive, time-consuming, could divert management's attention away from our business and are often not subject to liability limits or exclusions. A successful infringement claim against us, could, among other things, require us to pay substantial damages, develop substitute non-infringing technology, or rebrand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and would require us to cease making, licensing or using products that have infringed a third party's intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our software product development services or solutions until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. In addition, any intellectual property claim or litigation, whether we ultimately win or lose, could damage our reputation and materially adversely affect our business, financial condition and results of operations.

Our cash flows and results of operations may be adversely affected if we are unable to collect on billed and unbilled receivables from clients.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables. Actual losses on client balances could differ from those that we anticipate and, as a result, we may need to adjust our provisions. We cannot assure you that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance. Timely collection of fees for client services also depends on our ability to complete our contractual commitments and subsequently bill for and collect our contractual service fees. If we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, which could adversely affect our results of operations and cash flows. In addition, if we experience an increase in the time required to bill and collect for our services, our cash flows could be adversely affected, which could affect our ability to make necessary investments and, therefore, our results of operations.

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

We have expanded, and may continue to expand, our operations through strategically targeted acquisitions focused on deepening our relationships with key clients, extending our technological capacities including services over platforms, broadening our service offering and expanding the geographic footprint of our delivery centers. We completed a number of tuck-in acquisitions in 2020, 2021 and 2022. Financing of any future acquisitions could require the incurrence of indebtedness, the issuance of equity or a combination of both. In addition, if we finance acquisitions by issuing shares or convertible debt, our existing shareholders may be diluted, which could affect the market price of our shares. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or legal liabilities, amortization of acquired intangible assets and difficulties entering into new markets. Acquisitions may also result in significant costs and expenses, including retention payments, equity compensation, assumed and/or acquired litigation and other unforeseen claims and liabilities. In addition, any client satisfaction or performance problems within an acquired business could have a material adverse impact on our company's corporate reputation and brand.

We cannot assure you that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

Our indebtedness may affect our ability to operate our business and secure additional financing in the future.

On June 2, 2022, Globant, LLC, our U.S. subsidiary (the "Borrower"), entered into a Third Amended and Restated Credit Agreement, by and among certain financial institutions listed therein, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender (the “Third A&R Credit Agreement”). The Borrower’s obligations under the Third A&R Credit Agreement are guaranteed by the Company and its subsidiaries Globant España S.A. and Globant IT Services Corp., and are secured by substantially all of the Borrower’s assets. The Third A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders. For more information, see "Additional Information - Material Contracts."

We may also incur additional indebtedness under other credit facilities or debt securities in the future. The governing instruments of such indebtedness could contain additional restrictive covenants that may further restrict our operations and capacity of incurring additional indebtedness. Our ability to meet these covenants may be affected by events beyond our control, which could result in a default, and the exercise of remedies, including acceleration, which could materially adversely affect our financial condition.

We may need additional capital and we may not be able to obtain it.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain another credit facility or expand the existing one. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to additional operating and financing covenants that would restrict our operations.

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

Financing or raising of capital may not be available in amounts or on terms acceptable to us, or at all. This could limit our ability to grow our business and develop or enhance our service offerings required to respond to market demand or competitive challenges.

Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected to the extent we enter into agreements with clients containing non-competition clauses.

Some of our services agreements restrict our ability to perform similar services for certain of our clients' competitors under specific circumstances. We may in the future enter into additional agreements with clients that restrict our ability to accept assignments from, or render similar services to, those clients' competitors or customers, or restrict our ability to compete with our clients. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry in which we have expertise and could materially adversely affect our business, financial condition and results of operations.

Risks Related to our Global Operations.

Our results of operations could be adversely affected by economic and political conditions globally and, in particular, the markets in which we operate.

Because we have global operations, global macroeconomic conditions have a significant effect on our business as well as the businesses of our clients. The global economy has experienced and may continue to experience extreme volatility and disruptions caused by, among others, health pandemics, terrorist acts, political, social and civil unrest, wars and natural disasters. For example, the COVID-19 pandemic resulted in widespread unemployment and economic slowdown. Similarly, the Russia-Ukraine conflict has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets, sanctions, embargoes and regional instability. For example, on March 14, 2022, the Government of Belarus issued a decree providing for sanctions, restrictions and other measures against certain countries and certain Belarusian entities, including our Belarusian entities. These sanctions and restrictions included, among others, sanctions for early termination of credit facilities and the prohibition on foreign shareholders from disposing of their equity in those sanctioned entities. In addition, the U.S. government has imposed enhanced export controls on certain products and sanctions on certain industry sectors and parties in Russia. The governments of other jurisdictions in which we operate, such as the European Union and Canada, may also implement additional sanctions or other restrictive measures, including potentially against the Russian government, government-related entities, or other entities or individuals. These potential sanctions and export controls, as well as any responses from Russia, could adversely affect us and/or our business partners or customers. If economic conditions worsen or new legislation is passed related to trade, fiscal or tax policies, customer demand may not materialize to levels we require to achieve our anticipated financial results, which could have a material adverse effect on our business, financial condition and results of operations. We cannot predict whether these policies and measures will be enacted or continue, or the impact, if any, that any policy changes could have on our business.

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

We have subsidiaries in countries in Latin America, Central Europe and Asia. These Central European, Latin American and Asian countries are generally considered to be emerging markets, which are subject to rapid change and greater legal, economic and political risks than more established markets. Current and future changes in governments of those countries, could lead to political instability and disrupt or reverse political, economic and regulatory reforms, which could materially adversely affect our business and operations in those countries.

Our four largest delivery centers are based in Colombia, Argentina, India and Mexico. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability, government deadlock and political instability.

As a consequence of adverse economic conditions in global markets and diminishing commodity prices, the economic growth rates of the economies of many Latin American countries have slowed and some have entered recessions. For example, historically, Argentina, Colombia and Mexico have a history of economic instability and crises (such as inflation or recession). In addition, the Argentine economy is highly reliant on exports of commodities, such as soy, and, therefore, it is more vulnerable to fluctuations in the prices of commodities. Also, macroeconomic and social conditions in Argentina may be affected by the 2023 presidential election. Similarly, fluctuations in the Colombian economy and actions adopted by the government of Colombia have had and may continue to have a significant impact on companies operating in Colombia.

Decline in economic growth, reduction of demand for our services and other adverse effects derived from global economic and political volatility and uncertainty could have a significant negative impact on our results of operations and financial condition.

The governments of many countries in which we operate have exercised and may continue to exercise significant influence over those countries' economies, which could adversely affect our business, financial condition, results of operations and prospects.

Many commercial laws and regulations in Central Europe and Latin America are relatively new and have been subject to limited interpretation; and, therefore, their application can be unpredictable. In addition, in certain countries in which we operate, the governmental authorities have a high degree of discretion in the interpretation and application of the regulations.

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
•inflation and interest rates;
•prices, tariff and inflation control policies;
•liquidity of domestic capital and lending markets;
•energy rationing;
•tax policies, royalty and tax increases and retroactive tax claims; and
•other political, diplomatic, social and economic developments.

For example, in the past, the Argentine government has required companies to double severance payments, prohibited companies from terminating employees without cause or based on a reduced utilization, and mandated salary increases, extraordinary bonuses, and additional employee benefits. In addition, the Colombian government frequently intervenes in Colombia’s economy and, from time to time, makes significant changes in monetary, fiscal and regulatory policies. Also, the Mexican government has recently implemented certain tax and labor reforms to regulate outsourcing services, which may have an impact on our internal costs and our pricing rates for services. In 2018, the United States imposed tariffs on certain foreign products, including from China, that have resulted in and may result in future retaliatory tariffs on U.S. goods and products. In addition, recent increases in inflation and interest rates in the United States and elsewhere may lead to increased price volatility for publicly traded securities, including ours, and may lead to other national, regional and international economic disruptions, any of which could adversely affect our business and operating results.

Government influence and intervention could materially adversely affect our business, financial condition and results of operations.

Inflation in the countries in which we operate could adversely affect our business and results of operations.

Following recent global economy disruptions, including the COVID-19 health pandemic, some of the countries in which we operate (including the United States and certain countries in Europe and Latin America) have experienced, or are currently experiencing, higher rates of inflation. Periods of higher inflation may slow economic growth and significantly impact our results of operations. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our clients, which could adversely affect our operating margins and operating income. In addition, higher inflation could also increase our customers’ operating costs, which could result in reduced budgets for our customers and potentially less demand for our products and services.

As a result of rising inflation, wage costs in the technology services industry in certain countries may increase at a faster rate than in the past and wage inflation for the IT industry may be higher than the overall wage inflation within these countries. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive, and we may not be able to pass on these increased costs to our clients.

In particular, Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. For example, since June 2018, the Practice Task Force of the Center for Quality, which monitors “highly inflationary countries”, categorized Argentina as a hyperinflationary country. During 2019, the Argentine government adopted measures intended to control inflation, which contributed to a deep recession. Despite these efforts, inflation in Argentina continued to rise, and during 2022 was 94.8%.

Unless we are able to continue reducing our costs and increasing the efficiency and productivity of our employees as well as the prices we can charge for our services, inflation may materially adversely affect our financial condition and results of operations.

Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates.

Our functional and reporting currency is the U.S. dollar. However, we conduct a substantial portion of our operations outside the United States, and our business, results of operations and financial condition may be adversely impacted by significant fluctuations in foreign currency exchange rates. In addition, fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period.

A significant portion of our costs are incurred in local currencies while a substantial portion of our revenues are generated in U.S. dollars. For example, the Argentine peso has suffered significant devaluations against the U.S. dollar declining approximately 72.5%, 22.1% and 40.6% against the U.S. dollar in 2022, 2021 and 2020, respectively, and the Colombian peso declined approximately 20.8%, 16% and 5% against the U.S. dollar in 2022, 2021 and 2020, respectively.

Our business is dependent to a certain extent on maintaining our labor and other costs competitive with those of companies located in other regions around the world from which technology and IT services may be purchased by clients in the United States and Europe. We periodically evaluate the need for hedging strategies, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the years ended December 31, 2022, 2021 and 2020, our Argentine, Colombian, Chilean, Indian, Uruguayan, Peruvian, Brazilian, Mexican, European Community Countries and United Kingdom operating subsidiaries entered into foreign exchange contracts for the purpose of hedging the risk of exposure to fluctuations of the different currencies in these countries against the U.S. dollar. If we do not hedge such exposure or we do not do so effectively, an appreciation of those local currencies against the U.S. dollar may raise our costs, which could adversely impact our business, results of operations and financial condition.

In order to control local currency exchange rates, certain countries in Latin America have historically imposed exchange controls and adopted other measures, which could have a material adverse effect on our business, results of operations and financial condition. For example, the Argentine government has imposed rigid exchange controls and transfer restrictions, substantially limiting the ability of entities to obtain foreign currency and make certain payments and distributions out of Argentina. Although access to foreign currency and transfers out of Argentina can be achieved through capital markets transactions called blue-chip swaps, subject to certain restrictions, such transactions are significantly more expensive than foreign exchange through the FX Market. In addition, although the Colombian government has not imposed foreign exchange restrictions since 1990, Colombia’s foreign currency markets are highly regulated. Colombian law permits the Colombian central bank to impose foreign exchange controls to regulate the remittance of dividends and/or foreign investments in the event that the foreign currency reserves of the Colombian central bank fall below a level equal to the value of three months of imports of goods and services into Colombia.

Changes in the tax laws, or in their interpretation or enforcement, or the loss of any country-specific tax benefits could have a material adverse effect on our financial condition and results of operations.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate and other tax liabilities worldwide could be materially adversely affected by several factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have differing statutory tax rates; changes in the tax laws, regulations, interpretations and enforcement; and the resolution of issues arising from tax audits or examinations and any related interest or penalties.

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

Currently, we enjoy tax benefits from promotion regimes and certain tax incentives in Uruguay, India, and Argentina, among other countries, and we may benefit from additional promotional regimes and tax benefits in the future. For detailed explanations and further discussion, see "Business Overview — Government Support and Incentives". If these tax incentives are changed, terminated, not extended or made unavailable, or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our financial condition and results of operations. See "Operating and Financial Review and Prospects — Operating Results — Certain Income Statement Line Items — Income Tax Expense".

The OECD announced an initiative on January 29, 2019, to create an international consensus on new rules (referred to as “BEPS 2.0”) for the framework governing international taxation, which was supported by the publication of the Pillar One and Pillar Two Blueprint Reports on October 12, 2020. On October 8, 2021, 136 countries, including Ireland, approved a statement (known as the OECD BEPS Inclusive Framework (“IF”)) providing a framework for BEPS 2.0, which builds upon the Blueprints and a prior iteration of the IF signed by 130 countries on July 1, 2021. The revised Pillar Two Blueprint includes a global minimum tax rate of 15% for groups with a global turnover in excess of €750 million, subject to certain exclusions. On December 20, 2021, the OECD published model rules on the Pillar Two global minimum tax, containing additional details that the jurisdictions of the Inclusive Framework are to implement in their local legislation. The new regulations are expected to be transposed into each domestic legislation by the end of 2023. Although it is difficult to determine the degree to which these changes may impact on the business, the company is working on assessing whether those rules might affect its both the effective tax rates and tax liabilities in the future.

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

Compliance with complex international laws and regulations that apply to our international operations increases our cost of doing business. These numerous, and sometimes conflicting laws, and regulations include, among others, import/export controls, content requirements, trade restrictions, tariffs, taxation, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act ("FCPA"), whistle blowing, internal control and disclosure rules.

Since we provide services to clients throughout the world, and we collect, store, process, use and transfer personal data and other sensitive information, we are subject to laws and regulations related to security and privacy, as well as other numerous, and sometimes conflicting, legal requirements, including but not limited to the European Union’s General Data Protection Regulation (“GDPR”), the United Kingdom’s GDPR and the Privacy and Electronic Communications Directive 2002/58/EC, the California Consumer Privacy Act (as succeeded by the California Privacy Rights Act), and various other laws governing the protection of privacy, health or other personally identifiable information and data privacy and cybersecurity laws. These laws and regulations continue to evolve, are increasing in complexity and number and increasingly conflict among the various countries in which we operate, which has resulted in greater compliance risk and cost for us. Various privacy laws impose compliance obligations regarding the handling of personal data, including the cross-border transfer of data, and significant financial penalties for noncompliance. For example, failure to comply with the GDPR may lead to regulatory enforcement actions, which can result in monetary penalties of up to the greater of 20 million Euros (or 17.5 million Pounds) or 4% of our worldwide revenue, orders to discontinue certain data processing operations, civil lawsuits, or reputational damage.

Also, we may be unable to transfer personal data between different countries due to data localization laws, regulations, requirements and limitations on cross-border data flows. In the United States, federal, state, and local governments have enacted numerous privacy and data security laws, including consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), data breach notification laws, and personal data privacy laws. For example, state data breach notification laws may come into play in the event of a data breach, thus requiring notice to any affected individuals.

We are also subject to risks relating to compliance with a variety of national and local labor laws including, employee health safety, wages and benefits laws and independent contractor regulations. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former Globers, individually or as part of class actions, including claims of wrongful termination, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees' former employment agreements with such third parties.

In addition, legislation that restricts the performance of outsourcing services could also materially adversely affect our business, financial condition and results of operations. For example, measures aimed at limiting or restricting outsourcing by U.S. companies have been put forward for consideration by the U.S. Congress and in state legislatures to address concerns over the perceived association between offshore outsourcing and the loss of jobs domestically. Also, Mexico has recently adopted a reform to the laws regulating outsourcing and subcontracting. Pursuant to this reform, Mexican clients may not outsource services except for "specialized services" (i.e., services not within the client’s corporate purpose or main economic activity) engaged from providers subject to the compliance of certain conditions and requirements, including registration before the Registro de Prestadoras de Servicios Especializados u Obras Especializadas (Registry of Specialized Service Providers or “REPSE”). Any such legislation, regulations and measures could impair our ability to provide services to our clients.

Compliance efforts can be expensive and burdensome, and, we could be subject to regulatory investigations and orders, significant fines and penalties, mitigation and breach notification expenses, private litigation and contractual damages, corrective action plans and related regulatory oversight and reputational harm. Our real or perceived failure to comply with these regulations in the conduct of our business could result in fines, penalties (including revocation of licenses or registrations), criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact on our brand and reputation. In addition, our failure to comply with these regulations in the context of our obligations to our clients could also result in liability for monetary damages, unfavorable publicity and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

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

In addition, the U.S. capital markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance or results of operations of those companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, as well as volatility in international capital markets, may cause the market price of our common shares to decline.

Downgrades to the U.S. government's sovereign credit rating by any rating agency, as well as negative changes to the perceived creditworthiness of U.S. government-related obligations, could also have a material adverse impact on financial markets and economic conditions in the United States and worldwide. In the past, following periods of volatility in the market price of certain companies' securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

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

As a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404, which requires management assessments and certifications of the effectiveness of our internal control over financial reporting. We have concluded that our internal control over financial reporting is effective as of December 31, 2022 (see Item15. Controls and Procedures for additional information). However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. We may identify material weaknesses in the future and, accordingly, we may not be able to conclude that our internal control over financial reporting is effective in future periods as required by Section 404.

If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing, cost or management attention that would be required with respect to remediation actions and testing or their effect on our operations. In addition, our independent registered public accounting firm may be unable to provide us with an unqualified report as required by Section 404, or we may be required to restate our financial statements for errors resulting from material weaknesses in our internal controls over financial reporting, and we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

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

Under Luxembourg Companies Law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, in accordance with Luxembourg law, our articles of association authorize our board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by Luxembourg law to the extent our board deems such suppression, waiver or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including a premium). This authorization is valid from the date of the extraordinary general meeting of shareholders, which was held on April 22, 2022, and ends on April 22, 2027, the fifth anniversary of the date of such meeting. In addition, a shareholder may not be able to exercise the shareholder's pre-emptive right on a timely basis or at all, unless the shareholder complies with Luxembourg Companies Law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

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

We have benefited from strong organic growth and have built a roster of world-class clients, many of which are at the forefront of emerging technologies. Over that same period, we have expanded our network of locations, and we are now present in more than 25 countries. In addition, we have garnered several awards and recognition from organizations such as Endeavor, the IDC MarketScape, Gartner, Everest Group, Frost & Sullivan, Global Services, Great Place to Work, the International Association of Outsourcing Professionals, Fortune and Fast Company, and we have been the subject of business-school case studies on entrepreneurship at the Massachusetts Institute of Technology, Harvard University and Stanford University in conjunction with the World Economic Forum.

In 2009, we created our Studio Model. Our Studios have deep pockets of expertise across industries and in the latest technologies and trends. We believe our Studio model helps us foster creativity and innovation while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies. In order to leverage specific expertise and deliver tailored solutions to address our clients' technological challenges, Globant has launched twenty-one Digital Studios (e.g. Data & AI, Cloud Ops, and Fast Code), eleven Industry Reinvention Studios (e.g. Healthcare & Lifesciences, Gaming, and Finance), and four Enterprise Platform Studios (e.g. Salesforce, SAP, and Oracle). This Studio Model has been our trademark for delivering quality services over the years, allowing us to better serve our ever-evolving industry and assist our customers in transforming their organizations.

In July 2014, we closed the initial public offering of our common shares in the United States. Since then, we have closed five follow-on offerings in the United States, with the most recent offering occurring in May 2021.

While our growth has primarily been organic, we have made complementary acquisitions since 2008. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers worldwide. In 2020, we acquired Grupo Assa Worldwide S.A. ("Grupo Assa") to reinforce leadership in digital and cognitive transformation, and Spain-based BlueCap Management Consulting S.L. ("BlueCap"), to expand our footprint in the EMEA region and strengthen consulting services in the financial and investment sector. In 2021, we acquired Cloudshift, a leading Salesforce partner in the UK that specializes in multi-cloud digital transformation. Also, we acquired Hybrido Worldwide, S.L. ("Habitant") to reinforce our capabilities in digital marketing, MadTech and digital sales, and enhance our footprint in Europe. We also acquired an 86% stake in Walmeric Soluciones S.L. ("Walmeric"), a company that specializes in marketing automation technology, combining lead management, online marketing and sales enablement. The Walmeric transaction represents our first product-oriented acquisition and is expected to strengthen our capabilities with respect to digital marketing and digital sales. To expand and further improve our blockchain and crypto-related solutions, we acquired Atix Labs S.R.L. and Atix Labs LLC ("Atix"), a professional services company that specializes in blockchain. In November 2021, we acquired Navint Partners, LLC and certain of its affiliated entities (collectively "Navint Group"), a leading lead-to-revenue Salesforce partner to strengthen our Salesforce Studio's end-to-end business transformation capabilities and expand our service footprint in the United States, Europe, Middle East and Africa ("EMEA"), and India. In 2022, we acquired Genexus, a low/no code leading platform to foster our product portfolio; Vertic, a digital marketing consultancy, to consolidate our global creative network; Sysdata, a leading business and technology consultancy, focused on delivering digital transformation, to strengthen our delivery capabilities in Italy; and eWave, a digital commerce experience consultancy, with strong expertise in Adobe and Salesforce commerce solutions, to strengthen our delivery capabilities in Asia-Pacific. We also recently reached an agreement with La Liga, Spain's top-flight soccer league, to create a new global technology company to lead the reinvention of the sports and entertainment industry.

For a further description of important corporate developments during fiscal year 2022, see “Financial Statements —Note 26. Business Combinations.”

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

In 2020 and 2021, IDC MarketSpace recognized Globant as a Worldwide Leader in CX Improvement and a Major Player in Worldwide Salesforce Implementation Services, respectively. In 2022 Globant received several recognitions from trusted specialists, including: Major Contender in Industry 4.0 by Everest Group; 2022 Company of the Year Award for Digital Transformation Services by Frost & Sullivan; and Leader in the 2022 SPARK Matrix for Healthcare IT Services by Quadrant Knowledge Solutions.
Globant was recognized by Brand Finance as one of the fastest-growing IT Services Brands in its “IT Services 25 2023 Report.” Globant was appointed as the 8th strongest IT brand globally gaining two positions in strength this year compared to 2022. Also in this year, Globant was recognized by S&P Global and Corporate Sustainability Assessment (CSA) in the Sustainability Yearbook 2023 for our ESG efforts during 2022.
In 2022, Globant produced its first two commercial films: "Seek Reinvention" and "Meet the Future - Reinventing Consultancy." Also, the Company announced a multi-year partnership with FIFA to wide-range its FIFA+ content app and sponsor global top football competitions, including FIFA World Cup Qatar 2022, and FIFA Women's World Cup Australia & New Zealand 2023.

In November 2022, the Company announced its expansion across Asia-Pacific and the Middle East with the creation of a new, fully dedicated regional unit called “New Markets”.

Corporate Information

Our executive office is located at 37A Avenue J.F. Kennedy L-1855, Luxembourg, and our telephone number is + 352 20 30 15 96 . The R.C.S. number related to Globant S.A. is B 173727. We maintain a website at http://www.globant.com. Our website and the information accessible through it are not incorporated into this annual report.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B. Business Overview

Overview

Established in 2003 by four friends in Argentina, we have evolved to become a leading global technology service provider. Today, we are a publicly-traded company, with our common shares listed on the NYSE under the ticker symbol "GLOB". We continue to maintain the entrepreneurial spirit of our founders throughout our business.

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

We take pride in our people, and consider them to be our greatest strength. We are committed to growing our community with an emphasis on diversity and inclusion. We have development centers in North America, Latin America, Europe and Asia, where we have established initiatives to promote and assist individuals who wish to join the IT industry. As of December 31, 2022, we had 27,122 Globers worldwide, and operations through subsidiaries with offices and Globers in more than 25 countries.

Our principal operating subsidiaries are located in Argentina, Chile, Colombia, Brazil, India, Mexico, Peru, Spain, United Kingdom, United States and Uruguay.

For the year ended December 31, 2022, 63.8% of our revenues were generated by clients in North America, 22.9% in Latin America, 10.5% in Europe, Middle East & Africa and 2.8% in Asia & Oceania.

Our clients include leading global companies such as The Walt Disney Company, which was among our top ten clients in the year ended December 31, 2022. Additionally, for the year ended December 31, 2022, 90.5% of our revenues came from existing clients who used our services in the prior year. We believe our success in building our client base in one of the most sophisticated and competitive markets for IT services demonstrates the strength of our value proposition, the quality of our execution and the value of our culture of innovation and entrepreneurial spirit.

The market opportunity

We are witnessing a transcendental time for technology. Significant technological advancements and societal shifts occurred during the past decade that have impacted businesses. As a result, organizations have a significant opportunity to expand into new areas of the market.

COVID-19 has caused radical changes throughout the world, many of which we believe are here to stay. These changes are pushing organizations to evolve and accelerate their digital transformations. In light of economic uncertainty, customer engagement will remain one of the top strategic business objectives for organizations worldwide, and the need to evolve rapidly has never been more critical.

Demand for IT will remain strong as companies pursue digital transformation initiatives in response to economic turmoil, with a renewed focus in accelerating time to value on digital investments. According to IDC, digital transformation spending will reach $3.4 trillion in 2026, with the United States accounting for nearly 35% of the worldwide total and surpassing the $1 trillion mark in 2025.

As organizations push for operational efficiencies and cost reductions, industry analysts also expect a growth in more traditional back-office operational needs. Gartner predicts that Global IT spend will total $4.6 trillion in 2023, growing at a rate of 5.1% up from 0.8% growth in 2022.

By 2024, digital-first enterprises will enable empathetic customer experiences and resilient operating models by shifting 70% of all tech and services spending to as-a- service and outcomes-centric models, according to IDC.

By 2026, enterprises that successfully generate digital innovation will derive over 25% of their revenue from digital products, services, and/or experiences, according to IDC.

By 2026, 85% of enterprises will combine human expertise with artificial intelligence ("AI"), machine learning ("ML"), natural language processing and pattern recognition to augment foresight across the organization, making workers 25% more productive and effective, according to IDC.

Business and Tech trends

Industries and organizations are preparing to exist and innovate as they adapt to a world reinvented. In 2023, market instability and the rise of empowered consumers will push industries and organizations to create breakthrough solutions, building flexible paths that will secure their longevity during both disruptive and calmer periods.

Business models will continue to focus on strategic alliances across industries and establish a new paradigm for customer relationships. Organizations must take proactive steps to identify new opportunities and detect places for optimization and efficiencies to continuously drive growth. As industry boundaries begin to fade, the need for collaboration and innovative business alliances will continue to emerge.

The ability of people and organizations to be flexible and to adapt to new situations will be a competitive advantage in 2023 and beyond. Vertical structures are being challenged as innovative technologies create a new way to lead. Leadership roles need to be redefined to enhance the development of teams by providing employees with opportunities for experimentation, learning, innovation, and specialization.

Sustainability initiatives will continue to enhance an organization's ability to develop and execute strategies that promote cultural and economic change. Businesses can utilize technology to create sustainable purposes and goals, making them part of the climate solution while attracting like-minded employees. Developing a well-established technological infrastructure will enable organizations to offer the necessary elements to drive productivity and collaboration within a hybrid workforce model. Data and AI will be critical in the creation of engaging workplace experiences.

The concept of fast code, enabled by low-code and no-code tools, will be at the forefront of technology for organizations continuing their digital transformation. Approaches like Super Apps will allow companies to keep up with ever-changing technology while keeping an integrated approach to customer experience. Additionally, with staffing models evolving, the need for systems and processes to quickly make sense of the existing code base will also be an important factor.

Organizations will ultimately have to address consumer pressure to participate in the new web ecosystem or risk losing customers. Blockchain has been an important technology for years, but 2023 will be a pivotal year for companies promising new unique phygital experiences. Organizations are looking for new ways to access consumers who demand experiences connecting the virtual world with the real world. According to our most recent Tech Trends report, in 2023, the use of non-fungible tokens ("NFTs") is expected to become more nuanced, personalized, and commercialized as the Web3 ecosystem moves past the "jpeg" era of NFTs, characterized by low utility digital art projects.

2023 will put the metaverse to the test. Billions of dollars have been invested into this incredible technology, and the market is eager to see some truly impactful and real applications of this new product. We believe there are some signs that point to the mass adoption of the metaverse. Major players in the metaverse space pushing towards a viable product in 2023 will open the door to reduced costs and lower barriers to entry, allowing the technology to reach more businesses and impact people's lives worldwide.

We believe that the use of AI will continue to accelerate and influence the strategies of organizations that we serve. Foundation Models and Generative AI are recent examples of this paradigm shift. We have been investing in developing our AI capabilities and expertise for more than six years, and we are prepared to address this significant new opportunity. We believe that digital products will frequently have AI layers and Large Language Models that can simplify software development creation.

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

Development of products and platforms

We will continue to focus on expanding our product and platform offerings to complement our service offerings. Globant X is the division of the Company focused on next-generation products and platforms that help organizations excel and reach their goals more efficiently. Acting as a guide for digital transformation, Globant X productizes ideas and accelerates from proof of concept to minimum viable product to expansion, catapulting them to in-market success.

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

Long-term relationships with blue chip clients

We have built a roster of blue chip clients such as Google, Electronic Arts, and The Walt Disney Company, many of which themselves are at the forefront of emerging technologies. In particular, we have been working with Disney and Electronic Arts for more than ten years. We believe that our success in developing these client relationships reflects the innovative and high value-added services that we provide along with our ability to positively impact our clients' business. Our relationships with these enterprises provide us with an opportunity to access large IT, research and development and marketing budgets. These relationships have driven our growth and have enabled us to engage with new clients.

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

1. Our Studios:

We believe that our Studio model is an effective way of organizing our company into smaller operating units, fostering creativity and innovation while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies and industries. Our 30+ Studios are deep pockets of knowledge, bringing expertise to technologies and industries. We utilize our Studio model to deliver tailored solutions focused on specific challenges and improving the connection between organizations and their customers and employees.

Our Industry Reinvention Studios were designed to focus on specific industries in order to assist our customers reconfigure their businesses, operations, and technology to respond to demands from customers and employees.

Our Digital Studios focus on developing business models and technical capabilities in the latest technologies and trends to help our customers with their digital transformation, digitizing processes, experiences, and their relationships with their stakeholders, among others.

Our Enterprise Platform Studios combine Globant's knowledge and expertise in enterprise platforms such as Salesforce, SAP, and Oracle with its world-class technologies to drive process innovation, optimization, and customer value.

Our Industry Reinvention Studios:

Airlines: Enhancing passengers experience through digital innovation

By recognizing the airline industry's highly competitive and regulated nature, we leverage our cross-industry expertise to drive digital transformation and boost business for our clients by putting the passenger experience at the forefront of all strategies.

The portfolio of services we provide through this Studio includes:

•Airlines eCommerce - One Order: We provide strategic consulting to our clients intended to mitigate complexities in their businesses and embrace an order-centric approach. Leveraging the power of data, we help our clients build customized, unique experiences for their passengers, enabling them to handle trips, products, and services in a seamless manner.

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

•Augmented Revenue Management: We aim to augment Revenue Management Analysts' capabilities through the use of technologies such as Artificial Intelligence ("AI") and Machine Learning ("ML"). We provide analysts with a better understanding of trends in the marketplace, enabling the automation of the simpler and more mechanical decisions while allowing them to work on more complex decisions, such as those that have a greater opportunity for revenue improvement.

•Hyper Connected Operations: In a world reshaped by the Covid-19 pandemic, airlines have a major opportunity to embrace AI to enhance operations and crew management. Its use enables faster decision making and better communication with the crew and ground personnel. It allows rapid and effective irregular operations, or IROPS, management and real time optimization by detecting already identified patterns and simulating “what if scenarios” proactively. An integrated customer database with a crew system enables a better customer relationship management of FFP with a higher level of personalization, as well as better visibility of customer needs and situations during a disruption.

•Conversational User Experience: We leverage Machine Learning Techniques and AI to increase the ability of the passenger to interact in a human-like way with IVRs and contact centers, which enables a better experience for complex customer needs.

Automotive: where mobility meets scale

This Studio leverages opportunities in the automotive industry, building the bridge from where this industry currently stands, to where it’s headed. Our experts and partners are creating cutting-edge solutions, scaling and enhancing customer experiences, leveraging AI for efficiency and boosting new business models.

The portfolio of services we provide through this Studio includes:

•Software-Defined Vehicle - We help OEM’s and mobility companies with the implementation of software architecture to better access, understand, use, and update services necessary for new mobility solutions.

•Mobile Customer Engagement - We increase customer engagement with designed personalized marketing content, engaging digital experiences, and real-time data analysis.

•Connected Mobility - We unlock the power of the vast data lake to build intelligent, personalized features and revenue-generating mobility services.

•Autonomous Driving - We help our clients implement autonomous systems, robotics, and machine learning to accelerate autonomous vehicle development.

•Manufacturing & Supply Chain - We improve manufacturing operations and overall equipment effectiveness by capturing, analyzing, and visualizing plant floor data. We also implement AI and machine learning to process all supply chain information to track and trace the entire production process with unparalleled efficiency.

•Product Engineering - We assist our clients in reducing time to market by empowering product developers and engineers with the ability to solve complex problems using high performance computing, model-based design, and large-scale parallel simulations.

•Mobility enters the Metaverse - We help our clients boost new revenue streams through the development and launch of gaming platforms, NFT designs, product showcases, virtual venues and events, and even virtual immerse trainings.

•Sustainability - We support our clients to evolve into an environmentally responsible organization by embedding sustainability and sustainable innovation across the value chain. Future transportation technology will be sustainable.

EdTech: creating immersive learning experiences

The education industry is facing a new paradigm shift, in which learning and teaching experiences are undergoing a digital transformation. This Studio helps to personalize those experiences with scalable technology solutions to build more robust, accessible, engaging, and compelling content throughout the entire learning cycle.

The portfolio of services we provide through this Studio includes:

•Lifelong Learning - We work on the combination of Web3 technologies, stackable micro-credentials, assignment planning, and counseling that can empower learners and improve their livelihoods.

•Personalized & Adaptive Learning - We leverage applied data, accessibility, real-time tailoring, and dynamic content strategies to deliver personalized and adaptive learning experiences.

•Immersive Learning Experiences - We design and create VR/AR/XR simulations and build Smart Venues and Phygital spaces such as Metaverse or gamified experiences, that enable the ability to share information in new ways, which enhances learning.

•Community Engagement - A deep understanding of what it means to deliver lifelong learning experiences includes other relevant aspects like personal student support, mentoring, and tutoring. Physical and mental well-being are also an essential part of learning, and we assist our clients in ensuring that students are supported in their learning experience.

Finance: driving innovation in financial institutions

This Studio leverages our in-depth expertise in the financial sector to deliver customized transformational programs tailored to our client’s needs, which boost new business models and enhance the experience of customers.

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

•UI and UX design - We assist companies with design, engineering and art, and QA support.

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

Healthcare & Life Sciences: Reinventing the Life Sciences ecosystem through tangible technologically-driven solutions

Technology and life sciences are now intertwined. We aim to bridge the gap to help life sciences and healthcare organizations achieve their mission of delivering innovation and services faster and more efficiently by enabling them to enhance patient value and improve outcomes.

The portfolio of services we provide through this Studio includes:

•Drug Discovery - We assist our clients with their work in improving treatments for patients by bringing better drugs to market faster and enabling personalized medicine through an application of AI/ML to early drug discovery. Services include development of algorithms for biological targets identification, drug design, drug screening, drug repurposing, and chemical synthesis to scalable AI platforms to manage multiple product pipelines. In addition, the application of natural language processing ("NLP") to literature mining assists our clients in unlocking the wealth of data in public and private databases for drug discovery and translational medicine.

•Clinical Trials - We provide companies with services that facilitate patient-centric and data-enabled decentralization of clinical trial ("DCT") operations to democratize patient access to clinical research, drive efficiency, and reduce timelines and cost. We also help companies leverage digital technologies to support patient identification, recruitment, and engagement, as well as remote patient monitoring and at-home care. We also enable companies to deploy AI/ML, blockchain, and IoT capabilities on top of a strong data strategy and infrastructure to develop innovative and scalable data platform solutions for decentralized and hybrid clinical trials.

•Disease Management & Value Based Healthcare - We offer our clients services that facilitate user-centered and engaging patient experiences that combine technology and behavioral science, helping our clients enable people and patients to meet their health goals, such as adherence to chronic treatment, increased physical exercise, and maintaining doctor appointments. Our customers are provided with technological solutions that support prompt diagnosis in rare diseases as well as non-communicable chronic diseases, such as high blood pressure, cancer and migraine. We also work with companies to create strategies and end-to-end solutions to manage the entire health data lifecycle, whether it be healthcare use, real-world evidence-based research projects, or to generate insights for decision-making.

•Go To Market Strategy - We help organizations to create customer-centric strategies to put the patient first and accelerate the launch of products and services. Augmented organizations can deploy innovative customer engagement tactics by developing a personalized offering through omnichannel, with MadTech and Data Strategy as backbones.

Media and Entertainment: Reach and engage new audiences

With this Studio, we partner with our clients to build meaningful relationships with their customers by providing the most effective and relevant ways of creating, managing, delivering, and monetizing content.

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

Retail: Transforming relationships and unlocking value

Exceeding customer expectations is only part of the retail journey. There’s a whole supply chain challenge behind the scenes that’s critical to the sector. We boost innovation through digital retail solutions for full supply chain visibility and automation in tandem with creating phygital experiences that boost engagement for customers.

The portfolio of services we provide through this Studio includes:

•Closer to the customer - By integrating technology, business and design, we help our clients transform end-to-end shopper experiences. Whether it is creating human-centric, data-driven and tech-enabled experiences both in the online and offline world, driving engagement in the metaverse, or creating phygital innovations, we help connect with customers in new ways, driving hyper-personalized omnichannel experiences.

•Smart Loyalty - By leveraging behaviors and insights from adjacent industries, we utilize data and technology to unleash the power of customer loyalty, and expand it to monetize data to partners and other stakeholders.

•Transforming Operations - We help companies transform and redefine each step of their day-to-day operations and strategy using cutting edge technology and analytics. Companies can leverage blockchain technology to ensure traceability of products, warehouse automation, and planning of floor operations and delivery.

•Next-gen commercial management - The retailers who will be at the vanguard of growth will be the ones who leverage data, AI, and technology to boost the impact of commercial decisions. From using real-time data to set dynamic pricing, to utilizing digital and analytic tools to innovate next-gen merchandising, the future of retail is dynamic.

•Beyond Innovation - We’re always working to identify and define new business models that drive alternative revenue streams for clients. The core offering of a retailer is only one part of an ecosystem that brings additional value. The path towards sustainable growth involves expanding mindsets, opening the aperture of what’s possible.

Smart Payments: empowering the future of payments
We provide strategic business and technical consultancy to help organizations analyze their payment programs, develop technical integration, and deliver experiences that are seamless, personalized, and engaging.

The portfolio of services we provide through this Studio includes:

•Payments for Digital Commerce - By applying human-centered design methodologies, we drive behavioral insights into front-end innovation, define back-end transformation roadmaps and architecture, and ultimately achieve business objectives, including improved conversion rates, loyalty, and trust.

•Alternative Payments - We work with our clients to integrate smart payment methods and solutions by analyzing, advising, and co-creating the best scalable solution according to each industry and each client’s needs.

•Rewards & Loyalty - We work with our clients to innovate, design, and implement rewards programs. Leveraging strategic service design concepts, we activate behavioral insights derived from customers' interactions. We develop scalable, open designs that support both individual and co-branded campaigns with clients and their partner ecosystem.

•Payments & Cards Analytics - We help our customers design analytics solutions that can deliver powerful insights across the value chain of the digital payments and cards business to enhance customer experience, create new products, increase revenue, and reduce risk.

Sports: Top-tier technology for top-tier sports organizations

World-class sports organizations are focused on developing and enhancing their technological capabilities. To outperform competitors on and off the field, sports organizations must maximize sponsorship value year after year, while still delivering a robust fan experience. We’ve partnered with some of the biggest names in sports, leveraging data, technology, and gaming to increase reach and build sustainable fan engagement, while increasing monetization opportunities.

The portfolio of services we provide through this Studio includes:

•Fan Engagement - We utilize technology to generate new conversations and maximize loyalty with new and existing fans by leveraging zero-party data to generate hyper-personal interactions.

•Fantasy and E-Sports - We help leagues turn spectators into participants through the utilization of cutting-edge participatory technology.

•Sponsorship Acceleration - Utilizing cutting-edge digital tools, we empower our clients' partners to maximize the return on investment of sponsorship deals and ensure repeat business.

•Media / OTT - We help organizations reach and engage new audiences with their content through AI and expansive streaming capabilities. Our clients are empowered with the ability to reinvent and over deliver in a rapidly changing landscape.

•Next Gen venues - Through a mix of augmented reality, interactive seating, sustainability, image recognition, edge computing, and more, smart stadiums will not only extend the physical experience of sports but reinvent it by providing a new way of accessing the event.

•Augmented Strategies - We provide the latest technologies to improve training and overall athlete performance. By providing timely in game data to the organization, coaches and training staff are able to make informed decisions in an efficient manner.

Hospitality & Leisure: Building experiences that create long lasting memories

Guests expect personalized, end-to-end digital interactions.. We leverage the latest trends and technologies to help companies create a frictionless customer-first approach that delivers relevant and context-appropriate experiences to their guests.

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

Our Digital Studios:

Agile Organizations: Enabling organizational evolution in the constant change of business.

Organizational agility is the difference between a company flourishing or disappearing. We’re constantly studying the art of adaptation, perfecting tools and tactics such as evidence based management, value stream flow, and adaptive strategy cycle, which help companies successfully navigate uncertainty.

The portfolio of services we provide through this Studio includes:

•Business Agility - We provide strategic consulting services that help organizations develop organizational capabilities, behaviors, and ways of working that offer the freedom, flexibility, and resilience to compete and thrive in the digital age.

•Ambidextrous Capabilities - We establish processes and structures for organizations to exploit the current value propositions and explore new ones simultaneously.

•Value flow effectiveness - We set up capabilities that enable the continuous improvement of value flows achieving efficiency and effectiveness and enabling organizations' end-to-end lean flow management.

•High Performance Teams - We develop and establish practices, metrics and ways of working that allow teams to improve and pursue high performance.

•Organizational Morphology & dynamics - We design and co-create new structures, dynamics, processes and interactions that empower collaboration, alignment, self organization, ownership and innovation. We aim to reduce dependencies, time to market and bureaucracy by improving the decision making process

Blockchain: Driving decentralized solutions

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

Business Hacking: Disruptive ways to create new business value

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

CloudOps: Helping our customers embrace their cloud transformation journey

By combining the best in cloud technologies, DevOps practices, and innovative capabilities we facilitate new and more efficient ways of doing business.

The portfolio of services we provide through our CloudOps Studio includes:

•Cloud Transformation Advice - By leveraging our Enterprise Cloud Transformation framework we can help our customers develop a roadmap that factors in the following key pillars of a successful journey to cloud: business, people, process and technology.

•Building Cloud Environments - Our Enterprise Cloud Transformation Framework helps our customers leverage proven best practices and a deep pool of real-life experiences to tailor their cloud presence to particular business challenges. Our five step approach to building cloud-native environments will enable customers to implement flexible, scalable and highly available solutions to meet present and future needs.

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

Conversational Interfaces: Humanizing the technology

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

Cultural Hacking: Powering cultural transformations

We focus on crafting cultures of empowered and innovative people that help organizations reach their purpose and business goals.

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

The portfolio of services we provide through this Studio includes:

•Cybersecurity Assessment - We evaluate customers' cybersecurity maturity with two key targets: the organizational security assessment and the technical assessment.

•DevSecOps - We help organizations build secure software using industry-recognized best practices, design secure applications by integrating security into the architecture and infrastructure design, and reduce software development costs with security by design, resulting in fewer defects, vulnerabilities, and code fixes during production.

•Cloud Security - We leverage cybersecurity frameworks and best practices in order to implement cloud security, which is based on the following five pillars: identity, network, application, detection, and continuity.

•Cybersecurity Operations - Our Shared Services center has a 24x7 CyberSOC that offers organizations the following: incident detection, incident response, and vulnerability assessments quickly identify and perform a remediation action.

Data & AI: Discovering the real value of data

Using Design Thinking methodologies, we partner with companies’ internal teams to discover, define, and build the best data products and data strategies to meet their business needs. Following agile methodologies, we evolve products and designs from early definitions to get them live in production, ensuring that throughout the process business stakeholders are involved and aligned with the final product.

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

Design: Designing relevant experiences

The Design Studio delivers quality, design, strategy, and production to address worldwide digital challenges. We base the definition of our design on the evidence of consumer behavior and observation of market trends. We create solid and relevant solutions that appeal to both users and businesses.

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

Digital Experience Platforms: Leading consumer experience to intelligent digital journeys

Our Digital Experience Platforms Studio focuses on crafting contextualized cross-channel experiences across customer digital journeys using seamless, personalized and scalable solutions.

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

Digital Performance: Maximizing technology delivery

We reinvent how people, processes, and technology work together because high functioning teams produce the most valuable work product.

The portfolio of services we provide through this Studio includes:

•Roster - We drill into data to identify opportunities and diagnose issues across all other dimensions.

•Context - We identify process flow, collaboration, and resource issues.

•Capability - We identify capability levels and gaps, and their consistency across teams and organizations.

•Performance Enablement - We understand how well teams are empowered to perform at their best.

•Happiness - We identify attrition risks and their root causes.

Digital Marketing: Making brands more engaging

The Digital Marketing Studio combines a data-driven approach with forward-thinking creativity to detect and solve organizations' most pressing, deep-rooted digital marketing challenges. By working cross-functionally and leveraging technology to design, we create and execute high-impact, innovative strategies that exceed business' goals.

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

•Search Engine Optimization and App Store Optimization - We help organizations give their brand a voice and a personality. We assist companies in improving their brand and domain authority, and attracting more qualified traffic. We do this via search engine optimization ("SEO"), as well as app store optimization ("ASO") strategies and services.

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

Fast Code: Move faster. Deliver value.

We deliver value at a high rate by leveraging our set of flexible and ever-evolving platforms that accelerate software development. By improving time-to-value, we help our clients tackle present and future challenges.

The portfolio of services we provide through this Studio includes:

•Lead time reduction - Blending our expertise in Lean Agile Software Development, DevOps, and AI with state-of-the-art techniques and accelerators, we improve each organization's time-to-value, reducing the time between a business need emerging to its fulfillment and market fit.

•TCO Optimization - Taking advantage of advanced technologies we disrupt the traditional application development process to increase productivity, quality and reduce skill-set requirements for developers.

•Business Continuity - We future-proof companies' technology infrastructure with a sustainable vision and reduce the risk of technical debt, which is a strategic asset for business continuity.

Internet of Things: Connecting the physical world

We specialize in providing end-to-end solutions focusing on edge and IoT platform development. Our wide expertise in hardware integration and embedded software development that seamlessly merges into Cloud Platforms ecosystems blurs the boundaries between the physical and digital worlds.

We help our customers to develop new business opportunities and enhance existing products and services, bringing new ones to life.

The portfolio of services we provide through this Studio includes:

•Edge Development - We integrate and enable both standard and non-standard hardware platforms pushing companies' device capabilities forward.

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

Product: Delivering best-in-class digital products

We help clients solve the right problems, delivering value for customers and client organizations from strategy through product delivery.

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

Scalable Platforms: Enabling digital products through robust and future-proof architecture

We provide a proven path to strategize and build the digital platforms that will be the foundation of our customers' business transformation.

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

•Platforms Evolution - Solutions that are not properly maintained and evolved can become more complex over time, due to, among others, short-term fixes, increased technical debt, lack of proper testing coverage and inadequate CI/CD strategy. Changes and releases can become more complex and riskier where development teams struggle to understand the potential impacts & side effects of the changes they are implementing. As a result, solutions may be unable to meet the business’ targeted time-to-market, and it’s not possible to leverage new technologies nor seize optimization opportunities. We focus on helping companies evolve and run their applications efficiently by pairing them with teams that are specialized in evolving and maintaining existing ecosystems.

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

The portfolio of services we provide through this Studio includes:

•Multi-channel Frontend Experiences - Where a company lacks experience building websites and applications, or has numerous products but is experiencing issues in its development, or needs guidance to follow different kinds of standards and policies, we can help such company improve its maturity and capabilities.

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

•Immersive Experiences - We leverage expertise in Extended Reality ("XR") and Natural UI ("NUI") to enable users to engage in unique environments, interactions, and experiences.

•Frontend Vitals - We have built our in-house expertise to enhance the scalability, security, and reliability of any solution we deliver.

Sustainable Business: Reinventing business through climate action and sustainable tech

We operate at the intersection of digital technology and sustainability. We offer our clients tech-based and data-driven sustainable business solutions, altogether a practice that we call "IT for Green".

The portfolio of services we provide through this Studio includes:

•Sustainable Business Consulting - Climate and technology strategies tend to operate in parallel. Separated roadmaps, unaligned stakeholders, and gaps in skills are still barriers for organizations to accelerate reinvention. Our Sustainable Tech strategies and programs lead to actionable carbon neutrality roadmaps, building on our practices of Data, IoT, Artificial Intelligence, Blockchain, Cloud, and many more.

•Awareness & Readiness - We foster a holistic approach to sustainable culture through bespoke and tailored sessions, training, e-learnings, change management, and adoption programs.

•Carbon Numbers - Through a science-based and data-driven approach, we calculate carbon, energy, water, and waste budgets for processes and supply chains to provide transparent sustainability metrics for all organizations on their path towards carbon neutrality and beyond.

•Climate Finance - We help our clients and partners comprehend and forecast climate finance risks through transparent, impactful, and responsible reporting practices and frameworks, such as TCFD, SASB, and SBTi.

•Digital Sobriety & Green IT - We help organizations reduce digital footprints by creating a low-carbon coding culture through best practices and training.

Our Enterprise Platforms Studios:

Oracle: Empower companies' end-to-end sustainable value chain

We help companies evolve the end-to-end value chain with Oracle applications, cloud platforms, and next generation technologies. With 20+ years of Oracle experience in global enterprise transformation combining business consulting, AI/ML-enabled process transformation, organizational change management, and agile practices, we’re highly focused on assuring revenue streams, reducing costs, and optimizing operations.

The portfolio of services we provide through this Studio includes:

•Cloud Journey - We accelerate cloud adoption, and boost business results with an optimal cloud roadmap design, implementation and continuous evolution. We empower Oracle Cloud Applications and JD Edwards with Oracle PaaS and OCI IaaS, along the full lifecycle.

•Global Enterprise Model - We bring deep experience in Global Enterprise Models, including M&A/Divestitures, to help clients harmonize and consolidate processes, applications and data across the enterprise.

•Value change transformation with Navigate - Navigate, powered by Globant, delivers augmented process intelligence for Oracle Applications - enabling clients to monitor, measure, and unlock valuable process optimization opportunities across the enterprise - from Finance and Supply Chain to Customer and Employee Experience.

•Advanced Analytics for Oracle - Globant’s Advanced Analytics and Machine Learning capabilities apply next-gen technologies with Oracle PaaS and Oracle Cloud Infrastructure to speed applications integration and extension.

•JDE Power-up with Globant - We upgrade and lift JD Edwards to Cloud PaaS and OCI IaaS implementations for increased scalability, security and continuity.

Process Optimization: efficiency driven by technology

In a fast-changing market, businesses across the world are focusing on making their operations more efficient, adaptable and resilient to increase their return on investment. By partnering with our clients to drive efficiency through technology, we reduce risk by preparing operations against uncertain events. We support business reinvention starting from the core, enhancing operations and processes, and readying the foundation of the organization for transformation.

The portfolio of services we provide through this Studio includes:

•Navigate - Globant’s Navigate AI Decision Platform uses cutting-edge technologies to create a digital twin of an organization. By combining process mining, data science, and machine learning, Navigate enables a company to analyze the effectiveness of its organization, measure throughputs, monitor lead times, and anticipate bottlenecks. These insights translate to streamlined decision-making, and the ability to quickly solve business problems.

•ServiceNow - With ServiceNow we enable organizations to transform their businesses, drive desired outcomes, and build engagement and satisfaction. We work with our clients to drive IT transformation, Employee Experience, and Customer Service that activates the ultimate digital experiences for their customers, partners and employees.

•MAIDA - MAIDA is Globant’s AI platform that brings innovation and the latest technologies to application management services (AMS).

•Process Mining - Process mining combines process management and data science to provide a fact-based view of how processes are executed in production.

•Intelligent Automation - Intelligent Automation removes soul-crushing work from a company's employees and, at the same time, boosts productivity. Smart bots interact with companies' various IT systems and mimic the work of a typical person.

Salesforce: Seek reinvention with through Salesforce

Using Salesforce and its technology ecosystem, we enable organizations to transform their business, drive desired outcomes, and build customer loyalty and growth. Our customer-centric, data-driven, and business-led approach helps customers create better experiences with Salesforce and augmented digital engagements with their customers, partners, and employees.

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

SAP: Accelerating value for enterprise-wide reinvention

Our extensive experience developing complex SAP projects help us deliver end-to-end business process transformation across an entire enterprise. Our SAP experts bring best practices in agile frameworks, enterprise-wide integration capabilities and the cutting-edge technology expertise required for business transformation.

The portfolio of services we provide through this Studio includes:

•Seek Reinvention with S/4Hana & Rise - We reinvent business models and processes, accelerate cloud adoption and connectivity, facilitate compliance and reduce risk with S/4Hana & RISE with SAP.

•SAP Business Technology Platform Business Technology Platform ("BTP") - We guide our customers in their SAP transformation journey by leveraging BTP through program health checks and workshops.

•Process optimization with Navigate - Using process mining and machine learning to understand the proper behavior of a process, Navigate provides alerts when those standards are not met, simulating multiple possible scenarios and enabling companies to make intelligent data-driven decisions.

•Integrated industry-oriented SAP accelerators ecosystem - Our Globant Upgrade and Launch Platform ("GULP") fast kit will supercharge a company's industry specific S/4Hana journey that will deliver value at a high rate.

•Analytics - Globant will design a company's data governance model, enabling augmented data driven predictive models under Globant´s unique user experience.

•Development, Automation & Integration - Globant has extensive experience and knowledge of technologies to transform a company into becoming an Intelligent Enterprise.

2. Globant X

Globant X is the division of the Company focused on next-generation products and platforms that help organizations excel and reach their goals more efficiently. Acting as a guide for digital transformation, Globant X productizes ideas and accelerates from proof of concept to minimum viable product to expansion, catapulting them to in-market success.

Globant X’s lineup of platforms:

•Augoor - Our patented AI-powered tool makes code more accessible and beneficial for developers, managers and companies by helping them to comprehend and automatically document codebases from multiple repositories.

•MagnifAI - Our automated testing platform leverages the power of AI to improve and simplify quality assurance in complex visual testing scenarios. This tool helps businesses meet customers' expectations with an enhanced visual experience while improving quality, lowering costs, and reducing time-to-market.

•StarMeUp - StarMeUp is a behavioral-science-based, AI-enhanced platform that helps companies optimize their culture and create a sense of meaning and belonging at work to decrease attrition and increase employee productivity.

•WaaSabi - WaaSabi is a Wallet-as-a-Service that allows any company to process payments and collections over WhatsApp or any other digital experience in a scalable and cost-efficient model.

•Walmeric - Walmeric is a lead-to-revenue management product that helps B2C companies with assisted sales to reach their business objectives through accelerated sales and marketing, increasing their conversion rate and reducing their cost per acquisition.

•GeneXus - GeneXus is an enterprise low-code software development platform that leverages the power of AI to automate and simplify the creation, evolution and maintenance of software solutions.

•Navigate - Navigate is a fast, AI-driven assessment platform for business processes, revealing data-driven insights, finding opportunities of enhancements and efficiencies, and providing real-time predictive insights.

•BeHealthy - BeHealthy is an innovative white-label platform that promotes wellness and brand engagement through a configurable rewards program.

•FluentLab - FluentLab is an accelerator platform that creates meaningful conversational experiences. It is also a powerful no-code chatbot for non-technical authors.

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

About our Be Kind initiative

We thrive by reinventing businesses and transforming organizations to be ready for a digital and cognitive future, providing world-class opportunities for talent to make a positive impact around the globe.

Our Be kind Initiative is a global ESG strategy that unites positive impact programs for all of their main stakeholders and consolidates initiatives to tackle critical issues, such as diversity, equity and inclusion, climate change, education and ethics in AI, among others.

Be kind flows with four pillars:

1. Be kind to yourself

We believe work and personal life purposes must be aligned. The reinvention of the future of business is contingent on people's well-being.

Be kind to Yourself ("BKY") focuses on comprehending the pathway we need to take to unleash our full potential. Understanding people’s well-being depends on a strong work-life balance and taking care of their physical and emotional health. BKY proposes a holistic approach based on the three pillars of our nature: Body, Mind and Spirit.

We have implemented some activities focused on physical health, such as: weekly webinars focused on nutrition, exercise preventive medicine, and others; a Gym Home platform and special discounts at gyms; yoga and massages onsite; online doctor and nutritionist appointments; a Stop Smoking Program; and availability of fruit and other healthy snacks onsite.

We believe that mental health is a fundamental human right and we want to address it adequately. At Globant, we provide every Glober with a subscription to "Insight Timer member plus", a leading wellness app that has a daily mood check-in tool and over 150,000 guided meditations, courses, and work topics from leading mindfulness teachers, musicians, and psychologists that help to calm the mind, reduce anxiety, manage stress, assist with sleep, and improve happiness. We also provide weekly webinars focused on stress management, emotional intelligence, smart working, financial well-being, and other topics.

Related to wellness at work, every Glober can take a BKY day, a day to enjoy and connect with their self in the way they like best. Also our Employee Assistance Program ("EAP") is a platform that provides for a unique and confidential space offers well-being benefits, ways to manage health risks, and ways to inspire positive changes. Globers have immediate access to clinical counselors through video, live chat, telesupport, and online groups on topics such as health and safety concerns; relationship and family matters; and work-related issues.

2. Be kind to peers

Be kind to your Peers ("BKYP") focuses on Globant's Diversity, Equity & Inclusion ("DEI") commitments and structures our quest to generate a positive impact on society. We believe that these concepts improve our work environment and foster innovation.

BKYP is performed in every country we operate in by simultaneously activating global campaigns and adapting them to our community's precise needs.

We drive a DEI culture with the following four tenets:

•Gender & Sexuality: We are taking concrete steps to reduce the gender gap. We emphasize the importance of hacking barriers and expanding opportunities so everyone can thrive regardless of gender, gender expression, and sexual orientation.
◦Women that Build Awards: These awards are a way of inspiring and proving support to those women who can inspire others to join the science, technology, engineering and mathematics industry.
◦She Leads: This program is designed for women and non-binary individuals at Globant who want to continue to acquire and build skills for their career development through mentoring sessions, storytelling workshops, and women's circles. As a part of the program, each participant is assigned a mentor who accompanies them through meetings to discuss career development, personal challenges, and other topics.

•Accessibility & Neurodiversity: By recognizing and battling prejudices and labels, we can focus on what is truly important about a person: their skills, knowledge, values, and attitudes.
◦UnlimITed Community: UnlimITed is a program aimed to transform our organizations by creating workspaces that enhance the experience of people with disabilities, where unlimited possibilities inspire others to unleash their maximum potential in the company and industry.

•Multiculturalism & Ethnicity: We believe that different ideas, perspectives, and life experiences converge on better solutions. Merging our backgrounds to devise new solutions is the right pathway.

•Generational Diversity: We seek a range of experiences and perspectives from a generationally diverse pool of Globers to improve our culture and client service.

3. Be kind to humanity:

Be kind to Humanity ("BKH") is to be kind “through technology”, taking action to impact the lives of millions of people tackling global concerns, promoting innovation, and providing inclusive opportunities.

Humanity has unique and complex challenges. Inequity, mistrust, and discrimination are impacting every society. Global dilemmas of society need to be correctly addressed. From Migrants, refugees, and internally displaced persons to people in socioeconomically vulnerable situations, we need to provide them with genuine and inclusive opportunities. That's why we want to ensure that the opportunities created by the latest technologies are shared with everyone and positively impact humanity.

Some initiatives are:

Code your Future: This initiative originated in 2019 as Globant's scholarship program for young people to study technology. Today, it is made up of various opportunities for training at a global level and in local communities, giving special consideration to minorities.

Globant Labs: Globant Labs is where Globers, through our collaborative culture, create, developer and carry out projects. Globant Labs promotes the development of initiatives that have a real and measurable impact, provide tech innovation, are scalable in their reach and aligned with one of Be Kind pillar commitments. Through the Globant Labs, we support the development of innovative solutions provided to the community that tackle some of the most significant humankind issues, such as autism, childhood malnutrition, climate change, and illiteracy.

Be Kind Tech Fund: This initiative is managed by Globant Ventures, and is publicly committed to investing $10 million in start-ups developing apps, products, and platforms that tackle the misuse of technology and its negative impact on society. Online harassment, information bubbles & polarization, data privacy and security, screen time abuse and AI bias are some of our main focuses in this work area.

4. Be kind to the planet

Be kind to the Planet ("BKP") has long been engaged in transforming people's lives by reducing emissions and creating a more sustainable world. Through this program, we continue to support projects that restore the planet and lead our clients to achieve their environmental commitments.

Climate change is an urgent call for business leaders. Our ESG commitments for the BKP pillar are: Globant’s public commitments to carbon neutrality and reduction trajectories aligned with the Science-Based Targets Initiative’s standards of the United Nations Race to Zero Initiative. Our “Digital Sobriety” techniques are intended to support our clients, through the design of digital services and products, in their quest to reduce CO₂-eq.

The BKP Initiatives are:

Climate Strategy: Our strategy joins the global movement of leading companies to tackle climate change by promoting, both internally and externally, four simultaneous efforts: (1) Measure: Calculating Globant's Carbon Footprint as a first step to managing our environmental impact; (2) Reduce: Aligning with Science Based Targets initiative and joining the Race to Zero global movement; (3) Compensate: We are Carbon Neutral since last year, and we keep supporting carbon offset projects that promote environmental well-being; and (4) Disclose: Publicly disclosing our efforts to transition to a low-carbon economy is essential to being transparent and providing confidence in our climate strategy. Globant uses 100% renewable electricity in all of our operations.

Green Software: We partner with the Green Software Foundation, an institution of global organizations committed to creating best practices for building sustainable software to reduce carbon footprints. We understand technology's impact on the environment and share the responsibility to invest in making our products and software greener.

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
•Be kind – This value represents our vision of doing business and conducting ourselves in an ethical manner, with integrity, and our responsibility to improve our society, transform ourselves through kindness and make the world a better place.

Our workplace embodies our culture

We reimagined and designed workplaces to enhance the overall work experience. We developed a new model office focused on where and how Globers want to work.

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

Fostering employees’ career growth

Globers who are eager to grow, expand their knowledge, and discover new possibilities have a vast number of opportunities available to them at Globant. We want to empower them to make their own decisions and contributions to the company and make the most out of these five professional development dimensions:

•Technology - Our more than 30 Studios consolidate experience in more than 100 emerging technologies and practices where Globers can learn, develop, specialize and stay relevant. We have numerous trainings and development opportunities that allow them to grow professionally.
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

•Geocultural diversity - We encourage Globers to seek new opportunities and embrace cultural exchanges. Our Globers can work on projects with people from diverse cultures and have the chance to live an international experience. We have open positions and relocation opportunities in all of the countries where we operate.

Innovation

As fundamental values of our day-to-day, innovation and creativity are not managed from a specific area. Instead, these values are emphasized throughout our company.

In our view, it is critical that each and every one of our Globers be an innovator. In addition to offering a flexible and collaborative work environment, we also actively seek to build the capabilities required to sustain innovation through several ongoing processes and initiatives.

Entrepreneurship

Globant was created as a start up. It was built by entrepreneurs and, over the years, many Globers have made a difference by creating and driving innovation. Entrepreneurship is one of our keys to success, and we encourage Globers to dream and create meaningful and rewarding experiences for our customers.

We have our own accelerator for tech startups named Globant Ventures. The objective of Globant Ventures is to promote the emergence of new entrepreneurs that are involved in cutting-edge areas of technology, such as Artificial Intelligence and other emerging trends.

Availability of high-quality talent

We believe that Latin America has emerged as an attractive geographic region from which to deliver a combination of engineering, design, and innovation capabilities for enterprises seeking to leverage emerging technologies. Latin America has an abundantly skilled IT talent pool. According to the Science and Technology Indicator Network (Red de Indicadores de Ciencia y Tecnologia), over 345,000 engineering and technology students have graduated annually from 2012 – 2016 from universities in Latin America and the Caribbean region. Latin America's talent pool (including Mexico, Brazil, Argentina, Colombia and Uruguay) is composed of approximately 1,000,000 professionals according to different sources, such as Stackoverflow, SmartPlanet and Nearshore Americas. This labor pool remains relatively untapped compared to other regions such as North America, Central and Eastern Europe and Asia. The region's professionals possess a breadth of skills that is optimally suited for providing technology services at competitive rates. In addition, institutions of higher education in the region offer rigorous academic programs to develop professionals with technical expertise who are competitive on a global scale. Furthermore, Latin America has a significant number of individuals who speak multiple languages, including English, Spanish, Portuguese, Italian, German and French, providing a distinct advantage in delivering engineering, design and innovation services to key markets in the United States and Europe.

India offers significant graduate talent. According to the Strategic Review of The National Association of Software and Services Companies (NASSCOM), the Indian IT-BPM Industry currently employs around 4 million people. In terms of students, more than 5 million students graduate every year, and almost 15% of these graduates are considered employable by Tier 1/Tier 2 companies.

Government Support and Incentives

Argentina

The Knowledge Economy Law No. 27,506 (the "Knowledge Economy Law"), which replaced the Software Promotion Law No. 25,922 (the “Software Promotion Law”) went into effect on January 1, 2020 for the legal entities adhered to the Software Promotion Law, and is effective until December 31, 2029. Pursuant to the Knowledge Economy Law, the beneficiaries will enjoy the following benefits:

•Stability in the enjoyment of the regime benefits.
•Exemption from any value-added tax withholding or collection regimes only in the case of export operations.
•A reduction in the corporate income tax liability originated in the promoted activities of 60% for micro and small enterprises, 40% for medium-sized enterprises and 20% for large enterprises.
•Allowance to deduct as cost any payment or withholding of foreign taxes on taxed income of Argentine source.
•Granting of a tax credit bond of up to 70% of the social security contributions of the employees associated with the promoted activities. Such bonds can be used within the following 24 months (extendable for additional 12 months with justified cause) to pay Income Tax (up to a percentage of the exports reported each year), Value Added Tax or other federal taxes. The bonds may be transferred on one occasion if the beneficiary has exports of services related to the promoted activity which represent at least 70% of its annual revenue. The amount of bonds to be issued could be increased to 80% of the paid social security contributions when the newly-hired employees are members of certain minorities.
•Duties on export of services taxed at 0% rate from December 22, 2020.

In order to maintain the benefits, the beneficiaries must prove every two years that they meet certain requirements.

On October 11, 2022, the Argentine Executive Branch created the Investment Promotion Regime for Exports of Knowledge Economy Activities, pursuant to which eligible entities (i.e., entities submitting projects for investments in infrastructure, capital goods and working capital that seek to increase exports through an investment of over $3.0 million), can benefit from an exception to the mandatory repatriation through the FX Market of an amount equal to up to 20% of the foreign currency received as foreign direct investment. Beneficiaries registered in the National Registry may enjoy an additional benefit consisting of a free availability of up to 30% of the foreign currency received from the incremental net exports, which may be used for paying salaries in foreign currency.

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

Some locations of our Indian subsidiary are located in a SEZ and have completed the SEZ registration process. Consequently, we started receiving the tax benefit on August 2, 2017. With the growth of our business in an SEZ, our Indian subsidiary may be required to compute its tax liability under Minimum Alternate Tax ("MAT") in future years at the current rate of approximately 21.3%, including surcharges, as its tax liability under the general tax provisions may be lower compared to the MAT liability.

Uruguay

In 1988, Law No. 15,921 created Uruguay's Free Trade Zone regime allowing any type of industrial, commercial, or service activity to be carried out in a specifically delimited areas of the Uruguayan territory and be performed outside Uruguay.

The main benefits include the following:

•An almost full tax exemption (Corporate Income Tax "IRAE", Net Wealth Tax-IP, Value Added Tax – VAT and several withholding taxes) and customs duties exemption; and
•Foreign employees may opt out of the Uruguayan social security system and, with regard to personal income tax, opt to be subject to Non-Residents Income Tax at a 12% flat rate instead of Individual Tax.

On December 8, 2017, Uruguay’s Executive Power enacted Law No. 19,566, introducing changes to Law No. 15,921, The new Law allows for services rendered to third countries from the Free Trade Zone to also be rendered to corporate income taxpayers inside the Uruguayan, non-Free Trade Zone territory.

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

Our clients include primarily medium to large-sized companies based in the United States, Europe, Asia, Middle East and Latin America operating in a broad range of industries, including Media and Entertainment, Professional Services, Technology and Telecommunications, Travel and Hospitality, Healthcare, Banks, Financial Services and Insurance, and Consumer, Retail and Manufacturing. We believe clients choose us based on our ability to understand their business and help them drive revenues, as well as our innovative and high value-added business proposals, tailored Studio-based solutions, and our reputation for high quality execution. We have been able to grow with, and retain our clients by merging their industry knowledge with our expertise in the latest market trends to deliver tangible business value.

We typically enter into a master services agreement (or MSA) with our clients, which provides a framework for services and a statement of work (or SOW) to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. We generate 43.8% of our revenue from long-term projects with terms greater than 24 months.

During 2022, 2021 and 2020, our ten largest clients based on revenues accounted for 35.6%, 39.1% and 42.2% of our revenues, respectively. Our top client for the years ended December 31, 2022, 2021 and 2020, The Walt Disney Company, accounted for 10.7%, 10.9% and 11.0% of our revenues, respectively.

The following table sets forth the amount and percentage of our revenues for the years presented by client location:

	Year ended December 31,
	2022		2021		2020

	(in thousands, except percentages)
By Geography
North America	$1,135,148	63.8%	$831,300	64.1%	$574,275	70.5%
Latin America	408,354	22.9%	288,315	22.2%	169,440	20.8%
Europe, Middle East & Africa	186,723	10.5%	151,334	11.7%	61,788	7.6%
Asia & Oceania	50,018	2.8%	26,129	2.0%	8,636	1.1%
Revenues	$1,780,243	100.0%	$1,297,078	100.0%	$814,139	100.0%

The following table shows the distribution of our clients by revenues for the years presented:

	Year ended December 31,
	2022	2021	2020
Over $5 Million	65	42	32
$1 - $5 Million	194	143	97
$0.5 - $1 Million	132	106	60
$0.1 - $0.5 Million	386	287	185
Less than $0.1 Million (*)	472	343	235
Total Clients (*)	1,249	921	609
(*) Represents customers with more than $0.01 million in revenues in the last twelve months.

Sales and Marketing

Our growth strategy is based on four pillars: (i) leveraging our broad expertise; (ii) growing within existing clients; (iii) acquiring new clients; and (iv) pursuing strategic acquisitions. Our expertise and Studio approach help us expand the portfolio and practices we offer to our clients. Our acquisitions are pursued with the aim of fulfilling strategic goals, such as growing into a new geography or the expansion of specializations.

Under our multi-pronged, integrated sales and marketing strategy, our senior management, sales executives, sales managers, account managers and engagement managers work collaboratively to target, acquire and retain new clients and expand our work for existing clients. Our sales and marketing team is currently comprised of 277 sales and marketing personnel worldwide.

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

Since 2016, we have been driving our growth strategy under our 50-Squared vision. We appointed our most senior teams to focus on 50 clients that are each expected to generate $50 million of revenue. Since the introduction of 50-Square, we have evolved, expanding our reach, our services and our talent throughout industries and regions across the world. Several of our top clients were nurtured within this program. Through our 100-Square vision, we strive to create long lasting relationships to generate $100 million in revenue from each of our top 100 accounts.

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

As of December 31, 2022, our marketing department, Stay Relevant, is based in Latin America, the United States, Europe and India. This team promotes our brand through a variety of channels, including the following:

•Converge: our series of executive events that bring together some of the best creative minds in the industry for one amazing day of igniting stories, inventive ideas, learning experiences, and "wow" technology showcases that enable attendees to re-think the new ways they do business.
•Sentinel Report: a sentinel report to provide insightful evidence of consumer behavior and market trends that ignite strategic thinking
•Trends Applied: A series of reports and LIVE conversations that action to technology trends in key industries, helping stakeholders get a competitive advantage with emergent technologies.
•TechNFest: our signature event for talent where we offer talks and demos on the latest tech trends and showcase Globant’s workplace experience.
•Reports and whitepapers: special reports that analyze trends and the impact these have on businesses.
•Success Stories: A yearly initiative where participants share experiences that bridge the gap between complex technical challenges and the brands and people behind it.
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

Seasonality

Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. Our revenues tend to be higher in the third and fourth quarters of each year compared to the first and second quarters of each year due to seasonal factors. During the first quarter of each year, which includes summer months in the southern hemisphere, there is a general slowdown in business activities and a reduced number of working days for our IT professionals based in the southern hemisphere, which results in fewer hours being billed on client projects and therefore, lower revenues being recognized on those projects. In addition, some of the reduction in the number of working days for our IT professionals in the first or second quarter of the year is due to the Easter holiday. Depending on whether the Easter holiday falls in March or April of a given year, the effect on our revenues and profitability can appear either in the first or second quarter of that year. Finally, we implement annual salary increases in the second and fourth quarters of each year. Our revenues are traditionally higher, and our margins tend to increase, in the third and fourth quarters of each year, when utilization of our IT professionals is at its highest levels.

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

We face competition primarily from:

•large global consulting and outsourcing firms, such as Accenture, Thoughtworks and Epam;
•digital agencies and design firms such as Razorfish, RGA and Ideo;
•traditional technology outsourcing IT services providers, such as Cognizant Technology Solutions, GlobalLogic, Aricent, Infosys Technologies, Mindtree HCL, Tata, Wipro and DXC; and
•in-house product development departments of our clients and potential clients.

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

Facilities and Infrastructure

The table below sets forth an overview of our office locations as of December 31, 2022.

Country	Number of Offices	Type	Square Feet
Argentina	14	Development and Delivery Center / Client Management Center	333,369
Australia	1	Development & Delivery Center	3,519
Belarus	1	Development and Delivery Center	28,794
Brazil	2	Development and Delivery Center / Client Management Center	17,879
Canada	1	Development and Delivery Center	248
Chile	2	Development and Delivery Center / Client Management Center	16,221
China	1	Client Management Center	559
Colombia	7	Development and Delivery Center / Client Management Center	237,322
Costa Rica	1	Development and Delivery Center	2,454
Denmark	1	Development and Delivery Center / Client Management Center	6,090
Ecuador	2	Development and Delivery Center	1,884
France	1	Client Management Center	4,747
Germany	1	Development and Delivery Center	452

Hong Kong	1	Client Management Center	129
India	4	Development and Delivery Center	136,960
Italy	4	Development and Delivery Center / Client Management Center	20,777
Luxembourg	1	Principal Executive Office	150
Mexico	3	Development and Delivery Center / Client Management Center	120,168
Peru	2	Development and Delivery Center	25,618
Poland	2	Development and Delivery Center	1,206
Romania	2	Development and Delivery Center	9,095
Spain	8	Development and Delivery Center / Client Management Center	36,264
Ukraine	1	Development and Delivery Center	280
United Kingdom	2	Development and Delivery Center / Client Management Center	22,819
United States	12	Development and Delivery Center / Client Management Center	60,181
Uruguay	2	Development and Delivery Center / Client Management Center	55,100
Total	79		1,142,285

Regulatory Overview

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several Latin American countries, the United States, Europe and India federal and state agencies regulate various aspects of our business, including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage and labor standards, employment and labor relations, trade protections, international trade controls, foreign exchange controls and other regulatory requirements affecting trade and investment. Some of the laws and regulations to which we are exposed, and their interpretation, are still evolving. The following summaries included below provide a high-level overview of the laws and regulations material to us and do not purport to address all laws and regulations that may be relevant to our operations. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures, which could adversely affect our business, financial condition and results of operations.

Taxation

We are subject to taxes globally, including income tax, valued-added tax, turn-over tax, etc., and are subject to certain tax incentive regimes.

Tax incentives

We benefit from certain tax incentives promulgated by the Argentine, Uruguayan and Indian governments, among others. See "Business Overview — Government Support and Incentives" and "Risk Factors — Changes in the tax laws or in their interpretation or enforcement or the loss of any country-specific tax benefits could have a material adverse effect on our financial condition and results of operations".

Income tax

Argentina

Pursuant to Income Tax Law No. 20,628 (the “ITL”), in Argentina, legal entities and branches of foreign entities are subject to a tax on their worldwide income; provided that any foreign taxes paid on income earned from activities carried out abroad can be taken as a credit against the applicable Argentine tax, to the extent that the foreign tax does not exceed the Argentine tax. Income tax is payable on the net income made in a given fiscal year. Losses incurred during any fiscal year may be carried forward and offset against taxable income obtained during the following five fiscal years. Argentine companies are taxed on their corporate income at a progressive rate ranging between 25% and 35%. Subject to net income amounts, companies are required to pay a fixed amount and a progressive rate over the surplus of the minimum base rate in their category. The amounts are adjusted annually starting on January 1, 2022, based on the variation of the consumer price index ("CPI"). Argentine entities are subject to an integral inflation adjustment tax mechanism to the extent that the CPI exceeds 100% in the 36 previous months to the closing of each relevant fiscal year. For the fiscal years beginning on or after January 1, 2021, 100% of the tax inflation adjustment (negative or positive) would be allocated by fiscal year.

Colombia

In Colombia, national corporations, branches of foreign corporations and permanent establishments are taxed on global income. National corporations are corporations that have their principal domicile in Colombia are organized under Colombian law or that during the respective tax year or period have their effective place of management in Colombia (holding board meetings in Colombia is not sufficient to qualify as a national company). The standard corporate income tax rate for fiscal years starting on January 1, 2022 is 35%; provided that local companies cannot have an effective tax rate under 15%; if the effective tax rate, determined by means of Law No. 2277 of 2022, is less to 15%, the taxpayer must increase the tax to cover the minimum tax rate. A reduced corporate income tax rate of 20% applies to legal entities qualified as Industrial Users of Goods and/or Services in a free-trade zone, over the net income originated in export activities; if the net income does not come from exports, it will be taxed at the general tax rate of 35%. Commercial Users in a free-trade zone are subject to the general corporate income tax rate. A special reduced rate of 9% applies to certain activities that in the past had some tax benefits or exemption, such as certain services in new or refurbished hotels, eco-tourism activities and some leasing agreements with respect to housing, as well as for publishers of scientific and cultural content. Capital gains are subject to tax at a corporate income tax rate of 15%. It is assumed that the following items are considered capital gains: (a) gains on the transfer of fixed assets owned for more than two years and (b) gains resulting from the receipt of liquidation proceeds of corporations in excess of capital contributed if the corporation existed for at least two years.

Mexico

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

India

A company resident in India is subject to tax on its worldwide income, unless the income is specifically exempt. A company that does not reside in India is subject to Indian tax on Indian-sourced income and on income received in India.

Under the regular taxation regime, the standard corporate income tax rate is 30% for domestic companies. A 25% rate (plus any applicable surcharge and cess) applies for a financial year to domestic companies with total turnover or gross receipts not exceeding INR 4 billion during the specified period (generally, the financial year two years prior to the relevant financial year). A 7% surcharge applies to domestic companies with income exceeding INR 10 million and a 12% surcharge applies where income exceeds INR 100 million.

Minimum alternate tax (MAT) is imposed at a rate of 15% (plus any applicable surcharge and cess) on the adjusted book profits of corporations whose tax liability is less than 15% of their book profits.

Value-added tax

Argentina

In Argentina, the sale of goods and the provision of services, under certain circumstances, rendered outside of Argentina, which are effectively used or exploited in Argentina, and digital services rendered from abroad, are subject to value-added tax. The current value-added general tax rate is 21%. Certain sales and imports of goods, such as computers and other hardware, are, however, subject to a lower rate of 10.5%. Services rendered in Argentina, which are effectively used or exploited abroad, qualify as “export services” and are not subject to VAT. Law No. 27,346 creates the figure of substitute taxpayer for the payment of the tax corresponding to non-Argentine residents who render services within Argentina. Substitute taxpayers will assess and pay for applicable VAT, even in the cases in which it is impossible to withhold that tax from the non-Argentine resident.

Colombia

In Colombia, value-added tax is an indirect national tax levied on (i) services rendered in Colombia and from abroad; (ii) sales and imports of physical movable goods; (iii) sales or transfers of intangible assets related to industrial property; and (iv) gambling sales and operations, except for lotteries and online gambling. As a general rule, VAT does not apply to the sale of fixed assets and export of good and services.

The general tax rate is 19%. However, some goods or services are subject to rates of 5% or 0%. VAT is not applicable when the goods/services have been expressly excluded (not taxed) or exempted (0% rate). In the case of exporters and producers of exempt goods/services, input VAT can be recovered via a tax refund.
Mexico

In Mexico value-added-tax is levied upon the supply of goods and independent services provided in Mexico, the importation of goods and services and the grant of temporary use or the enjoyment of goods within Mexican territory.

The standard tax rate is 16%, with certain activities subject to a zero rate such as exports.

India

In India, goods and services tax ("GST") is a destination-based consumption tax applicable to the supply of goods or services. GST also is a part of the aggregate customs duty imposed on imports. Exports and supplies to SEZs are zero-rated for GST purposes. Central GST ("CGST") and state GST ("SGST") are imposed simultaneously on a common tax base on all intrastate transactions. In the case of interstate supplies of goods and services, integrated GST ("IGST") applies at a rate that is an aggregate of CGST and SGST.

Goods and services are categorized under a structure with five different rates: 0%, 5%, 12%, 18%, and 28%. There is no standard rate per se, but the rate for most services is 18%.

Tax on dividends

Argentina

In Argentina, dividends resulting from profits obtained since and including fiscal year 2018 that are paid to Non-Argentine Beneficiaries or Argentine resident individuals are subject to a 7% income tax withholding on the amount of such dividends.

Colombia

In Colombia, distributions to nonresidents are subject to taxation at a rate of 20%. The dividends tax rate for resident individuals is 15%, with 1.090 Tax Units (2023: COP$46,229,080) of exempt income. No dividend tax applies to distributions to resident companies. However, a 10% income tax rate is introduced on dividends distributed between resident companies, which applies on the first distribution, with a credit for the tax passed onto the ultimate shareholder (resident individual or non-resident entity or individual). The 10% withholding is not applicable when the distribution is made between registered economic group members. The dividends tax applies to the distribution of profits generated in 2017 and onwards. In addition, if the dividend distribution is made out of profits that were not taxed at the distributing entity level, the distribution to nonresidents is subject to a 35% corporate income tax (recapture tax), which is withheld by the company who distributes the dividends. In this case, the 20% dividends tax applies on the distributed amount after it is reduced by the 35% recapture income tax. A 35% corporate income tax is imposed on dividends paid to residents (including companies and individuals) out of profits not taxed at the corporate level. If the profits subject to tax at the corporate level in a given year are higher than the commercial profits of that year, the difference can be carried back for two years or carried forward for five years to offset the profits of such periods, in order to reduce or eliminate the amount of the distribution subject to the 35% withholding tax. This carryforward or carryback should not reduce the amount of the distribution to nonresidents subject to the dividends tax of 10%.

Mexico

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

India

    Dividends paid to an Indian resident generally are subject to a withholding tax of 10%; the rate is temporarily reduced to 7.5% for dividends paid during the period from May 14, 2020 through March 31, 2021. As of April 1, 2020, dividends paid to a nonresident are generally subject to a withholding tax of 20%. The withholding tax rates on dividends paid to nonresidents are subject to any applicable surcharge and cess and may be reduced under a tax treaty.

Prior to April 1, 2020, Indian companies were required to pay a dividend distribution tax at a rate of 15% (an effective rate of approximately 20.56%, including a 12% surcharge, and a 4% cess) on dividends declared, distributed, or paid to shareholders, and the dividend income was exempt from tax in the hands of the shareholders.

Net wealth tax

The net wealth tax is payable on shares and other equity participation issued by an entity domiciled in Argentina that are owned either by individuals, regardless of residence, or by companies residing abroad. The tax is paid by the local company itself. The applicable rate is 0.50% on the company’s net worth. An Argentine company is entitled to seek reimbursement of such tax paid from the shareholders. The current Double Taxation Treaties (DDTs) signed by Argentina do not provide an exemption on this tax.

Foreign exchange controls

Pursuant to the regulations of the Argentine Central Bank, among others, (a) access to the FX Market is subject to compliance with a foreign indebtedness information regime; and (b) the prior authorization of the Argentine Central Bank is required for access to the FX Market for the purchase of foreign currency for certain purposes, including for portfolio investment by legal entities, and, with certain exemptions, for the payment of dividends and earnings, for the pre-payment of principal and interest on foreign financial indebtedness and on indebtedness for the import of goods and services, and for the payment of services and financial indebtedness with related parties.

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

Moreover, (a) in addition to any other applicable requirements, any access to the FX Market is subject to the filing of an affidavit by the requestor (i) stating that it has not sold in Argentina securities settled against foreign currency or transferred securities out of Argentina, among others, within the immediately preceding 90 consecutive days; and (ii) committing not to make any such transactions within the immediately following 90 consecutive days; and (b) (i) access to the FX Market for making payments on, among others things, imports of goods, services, interests in connection with the import of goods and services, dividends, principal and interest on financial debt and debt securities, international portfolio investments or transactions with derivatives by legal entities, other purchases of foreign currency for specific allocation and premium, guarantees and payments on interest hedging transactions, is subject to the filing of an affidavit by the requestor (x) stating, that as of such date, all of such party’s holdings of foreign currency in Argentina is deposited with Argentine financial institutions and that it does not have foreign liquid disposable assets for an equivalent of more than $100,000; and (y) committing to transfer into Argentina and settle for Argentine pesos any foreign currency payments received outside of Argentina from the collection of loans granted to third parties after May 28, 2020, time deposits made after May 28, 2020, or the sale of any asset; and (ii) until December 31, 2022, with certain limited exceptions, access to the FX Market for the payment of the import of certain goods or the payment of principal under imports accounts payable will be subject to prior approval of the Argentine Central Bank, except where, among other things, the party files an affidavit stating that the aggregate amount of payments of imports made by such party since January 1, 2020 (including the payment requested) does not exceed $250,000.

On September 15, 2020, the Argentine Central Bank restricted the access to FX Market for the payment of principal under foreign financial debt with third parties (other than with international or multilateral credit organizations) in excess of

$2,000,000 per month in the aggregate with maturities between October 15, 2020 and December 31, 2022 to an amount equal to up to 40% of the amount originally due; and provided that the remaining unpaid principal balance must be refinanced with an average life of at least two years, with certain limited exceptions. Pursuant to Communication “A” 7218, dated February 4, 2021, the Argentine Central Bank allowed Argentine residents to access the FX Market for the payment of principal and interest under debt securities registered outside Argentina and issued since February 5, 2021, and that are partially subscribed for in foreign currency in Argentina, subject to certain requirements.

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

Under Colombian foreign exchange regulations, payments in foreign currency related to certain foreign exchange transactions must be channeled through the commercial exchange market, by means of (i) a foreign exchange intermediary, or (ii) through compensation accounts, in both cases, declared to the Colombian Central Bank. This mechanism applies to payments in connection with, among others, imports and exports of goods, foreign loans and related financing costs, investment of foreign capital and the remittances of profits thereon, investment in foreign securities and assets and endorsements and guarantees in foreign currency. Transactions through the commercial exchange market are made at market rates freely negotiated with the authorized intermediaries.

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

Data Protection

We collect, store, process, use and transfer personal data and other sensitive information, and, therefore, we are subject to laws and regulations related to security and privacy, in addition to other numerous, and sometimes conflicting, legal requirements. We are also subject to various other laws governing the protection of privacy, health and other personally identifiable information and data privacy and cybersecurity laws in other regions. See "Risk Factors — Risks Related to Our Global Operations — Our business, results of operations and financial condition may be adversely affected by the various conflicting and/or onerous legal and regulatory obligations required in the countries where we operate" and "If we are faced with immigration or work permit restrictions in any country where we currently have personnel onsite at a client location or would like to expand our delivery footprint, then our business, results of operations and financial condition may be adversely affected".

Labor and Employment

We are subject to a variety of national and local labor laws including, employee health safety, wages and benefits laws, independent contractors regulations and outsourcing. See "Risk Factors — Risks Related to Our Global Operations — Our business, results of operations and financial condition may be adversely affected by the various conflicting and/or onerous legal and regulatory obligations required in the countries where we operate", “If we are faced with immigration or work permit restrictions in any country where we currently have personnel onsite at a client location or would like to expand our delivery footprint, then our business, results of operations and financial condition may be adversely affected” and “Risk Factors — Risks Related to Our Business and Industry — Our labor costs and the operating restrictions that apply to us could increase as a result of collective bargaining negotiations and changes in labor laws and regulations, and disputes resulting in work stoppages, strikes, or disruptions could adversely affect our business”.

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

The following chart is a summary of our principal subsidiaries as of February 10, 2023. You may find complete information about all of our subsidiaries and their respective holdings in Exhibit 8.1.

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

Overview

See "Information on the Company — History and Development of the Company" and "Information on the Company — Business Overview — Overview".

Cybersecurity Incident

As disclosed in our Report of Foreign Private Issuer furnished to the US Securities and Exchange Commission on March 30, 2022, on March 28, 2022, we detected suspicious activity on our network later determined to be unauthorized access to and exfiltration of certain source code and project-related documentation for certain clients, as well as certain data files. As soon as such access was detected, we activated our security protocols and promptly notified affected clients. In addition, we engaged a third-party firm to conduct a forensic investigation. The forensic investigation was finalized in August 2022 and we concluded that the number of affected clients was limited. In accordance with applicable regulations, we notified relevant data privacy authorities of the incident. In addition, we have implemented a variety of measures to further enhance our cybersecurity protections. To date this incident has not had a material impact on our operations, and we are unaware of any material impact on our clients’ operations.

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

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•Pricing of, and margin on, our services and revenue mix. For time-and-materials contracts, the hourly rates we charge for our Globers are a key factor impacting our gross profit margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation, market conditions and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and achieving higher profit margin assignments. During the three-year period ended December 31, 2022, we increased our revenues attributable to sales of technology solutions (primarily through our Scalable Platforms, Agile Delivery, Artificial Intelligence, Cloud Ops. and UI Engineering Studios), and our gross profit margin was 37.6%, 38.2% and 37.4% for the years ended December 31, 2022, 2021 and 2020, respectively. Adjusted gross profit margin was 39.2%, 39.5% and 39.1% for the years ended December 31, 2022, 2021 and 2020, respectively.

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

•Our ability to recruit, retain and manage our IT professionals may have an effect on our gross profit margin and our results of operations. Our IT professional headcount was 25,331 as of December 31, 2022, 22,167 as of December 31, 2021 and 15,290 as of December 31, 2020. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.

•Investments in our delivery platform. See “Information on the Company — Business overview. — Facilities and Infrastructure.” Our integrated global delivery platform allows us to deliver our services through a blend of onsite and offsite methods. We have pursued a decentralization strategy in building our network of delivery centers, recognizing the benefits of expanding into countries in Latin America and Asia, including the ability to attract and retain highly skilled IT professionals in increasing scale. Our ability to effectively utilize our robust delivery platform could significantly affect our results of operations in the future.

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

Certain Income Statement Line Items

2022 Compared to 2021

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium to large-sized companies mainly based in North America, Europe, Asia and Latin America. For the year ended December 31, 2022, revenues increased by 37.3% to $1.8 billion from $1.3 billion for the year ended December 31, 2021.

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

	Year ended December 31,
	2022		2021

	(in thousands, except percentages)
By Contract
Time & Materials	$1,472,894	82.7%	$1,062,171	81.9%
Fixed Price	273,344	15.4%	218,846	16.9%
Subscription resales	33,963	1.9%	16,039	1.2%
Others	42	—%	22	—%
Revenues	$1,780,243	100.0%	$1,297,078	100.0%

Revenues by Client Location

Our revenues are sourced from three main geographic markets: North America (primarily the United States), Europe (primarily Spain and the United Kingdom), Middle East & Africa, and Latin America (primarily Argentina, Brazil, Chile and Mexico). We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the year ended December 31, 2022, we had 1,249 customers with more than ten thousands U.S. dollars in revenue in the last twelve months.

The following table sets forth revenues by client location by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2022		2021

	(in thousands, except percentages)
By Geography
North America	$1,135,148	63.8%	$831,300	64.1%
Europe, Middle East & Africa	186,723	10.5%	151,334	11.7%
Asia & Oceania	50,018	2.8%	26,129	2.0%
Latin America	408,354	22.9%	288,315	22.2%
Revenues	$1,780,243	100.0%	$1,297,078	100.0%

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

	Year ended December 31,
	2022		2021

	(in thousands, except percentages)

By Industry Vertical
Media and Entertainment	$376,134	21.1%	$272,703	21.0%
Banks, Financial Services and Insurance	359,940	20.2%	308,227	23.8%
Consumer, Retail & Manufacturing	254,500	14.3%	197,620	15.2%
Technology & Telecommunications	250,299	14.1%	155,665	12.0%
Professional Services	235,553	13.2%	167,997	13.0%
Travel & Hospitality	139,170	7.8%	87,567	6.8%
Health Care	128,669	7.2%	96,334	7.4%
Other Verticals	35,978	2.1%	10,965	0.8%
Total	$1,780,243	100.0%	$1,297,078	100.0%

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

The increase in revenues from clients in the travel and hospitality industry vertical was primarily attributable to higher demand for services related to, and mainly focused on, scalable platforms services, Data And Artificial Intelligence, and our Digital Experience Platforms.
The increase in revenues from clients in the health care industry vertical was primarily attributable to higher demand for services related to AI services.

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

The following table sets forth revenues contributed by our largest client, top five clients, top ten clients and top twenty clients by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2022		2021

	(in thousands, except percentages)

Client concentration
Top client	$191,191	10.7%	$141,100	10.9%
Top five clients	456,217	25.6%	345,835	26.7%
Top ten clients	633,150	35.6%	506,572	39.1%
Top twenty clients	812,419	45.6%	674,883	52.0%

Our top ten customers for the year ended December 31, 2022 have been working with us for, on average, eleven years.

An increase in revenues from our top ten clients in 2022 reflects our ability to increase the scope of our engagement with our main customers. Revenues from our largest client in 2022, The Walt Disney Company, increased by $50.1 million, or 35.5%, to $191.2 million for 2022 from $141.1 million for 2021.

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2021 contributed 90.5% of our revenues in 2022. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annual revenues increased (65 in 2022 and 42 in 2021) and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 259 in 2022 from 185 in 2021. The following table shows the distribution of our clients by revenues for the year presented:

	Year ended December 31,
	2022	2021

Over $5 Million	65	42
$1 - $5 Million	194	143
$0.5 - $1 Million	132	106
$0.1 - $0.5 Million	386	287
Less than $0.1 Million (*)	472	343
Total Clients (*)	1,249	921
(*) Represents customers with more than $0.01 million in revenue during the last twelve months.

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client's exclusive external technology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Operating Expenses

Up to 80% of the amounts paid by our Argentine subsidiaries for certain social security taxes in respect of base and incentive compensation of our IT professionals is credited back to those subsidiaries under the Knowledge based Economy Law, reducing the effective cost of social security taxes of the base and incentive compensation on which those contributions are calculated. For further discussion of the Knowledge based Economy Law, see note 3.7.1.1 to our audited consolidated financial statements for the year ended December 31, 2022.

Cost of Revenues

The principal components of our cost of revenues are salaries, professional services and travel costs related to the services provided. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. Salaries of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period.

Also included in cost of revenues is the portion of depreciation and amortization expense attributable to the portion of our property and equipment, right of use assets and intangible assets utilized in the delivery of services to our clients.

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

Cost of revenues was $1,110.8 million for 2022, representing an increase of $308.7 million, or 38.5%, from $802.1 million for 2021.

	Year ended December 31,
	2022		2021

	(in millions, except percentages)
	Amount	Variation	Amount	Variation
Main variations in cost of revenues
Salaries, employee benefits and social security taxes	$(1,014.5)	36.1%	$(745.3)	56.4%
Professional services	$(37.3)	55.5%	$(24.0)	263.5%

The increase in salaries, employee benefits and social security taxes is primarily attributable to the net addition of 3,164 IT professionals since December 31, 2021, an increase of 14.3%, to satisfy growing demand for our services, which translated into an increase in salaries. The increase in professional services is mainly attributable to the increase in contractor services related to business growth and software subscriptions.

Cost of revenues as a percentage of revenues increased to 62.4% for 2022 from 61.8% for 2021.

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

Selling, general and administrative expense was $456.3 million for 2022, representing an increase of $113.3 million, or 33.0%, from $343.0 million for 2021.

	Year ended December 31,
	2022		2021

	(in millions, except percentages)
	Amount	Variation	Amount	Variation
Main variations in Selling, General and Administrative Expenses
Salaries, employee benefits and social security taxes	$(173.5)	24.6%	$(139.3)	61.3%
Share-based compensation expense	(52.1)	34.3%	(38.8)	89.3%
Professional services	(40.5)	31.1%	(30.9)	34.0%
Depreciation and amortization expense	(59.2)	29.5%	(45.7)	116.9%
Promotional and marketing expenses	(27.0)	162.1%	(10.3)	192.8%

The increase of salaries, employee benefits, social security taxes and share based compensation was primarily attributable to the addition of sales and management executives. There was also an increase of $13.5 million in depreciation and amortization related mainly to the intangibles recognized for the business combinations made during 2022 and 2021. In addition, there was a $9.6 million increase in professional services related to consulting tax matters and legal and audit fees, also increase in subscriptions and license expenses and the impact of the acquired companies during 2022. The increase in promotional and marketing expenses is mainly explained by expenses in marketing and publicity for the sponsorship of the FIFA World Cup, and by an increase in special events mainly in the United States and United Kingdom related with stands, events promotions, sponsorship and summits.

Selling, general and administrative expenses as a percentage of revenues decreased to 25.6% for 2022 from 26.4% for 2021. Share-based compensation expense within selling, general and administrative expenses accounted for $52.1 million, or 2.9%, as a percentage of revenues for 2022, and $38.8 million, or 3.0%, as a percentage of revenues for 2021.

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

Net impairment losses on financial assets

Net impairment losses on financial assets mainly include impairment of trade receivables, which represents an allowance for expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition. During the years ended December 31, 2022 and 2021, we recorded a loss of $6.4 million and $7.6 million, respectively, related to the recognition of the allowance for expected credit losses.

The increase of the allowance for expected credit losses was mainly attributable to the impact of factors that are specific to debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.
Finance Income

Finance income consists of interest gains on time deposits, financed customers and savings accounts. The increase of finance income up to $2.8 million for the year ended December 31, 2022 from $0.7 million for the year ended December 31, 2021 was primarily attributable to accrued interests from savings accounts.

Finance Expense

Finance expense includes the interests from borrowings, leases contracts, banking fees and other finance expenses. The increase of finance expense up to $16.6 million for the year ended December 31, 2022 from $12.7 million for the year ended December 31, 2021 was due to an increase in interest on lease liabilities and borrowings interests.

Other Financial Results, Net

Other financial results, net consists of foreign exchange gain or loss on monetary assets and liabilities denominated in currencies other than the U.S. dollar, gain or loss on transactions with bonds, interest rate swaps, foreign exchange forward contracts and future contracts, mutual funds and T-Bills.

Other financial results, net increased to a $0.2 million gain for the year ended December 31, 2022 from a $3.9 million loss for the year ended December 31, 2021, primarily reflecting a foreign exchange loss of $6.7 million compared to a gain of $3.9 million in 2021, a loss of $7.5 million net related to losses from financial assets measured at fair value through profit or loss compared to a loss of $8.5 million in 2021 and a gain on transactions with bonds of $13.9 million compared to a gain of $0.7 million in 2021.

Other Income and Expenses, Net

Other income and expenses, net decreased to a loss of $0.4 million for the year ended December 31, 2022 from a loss of $3.4 million for the year ended December 31, 2021. Such decrease is mainly explained by the remeasurement of contingent consideration related to the business combinations.

Income Tax Expense

See "Consolidated Financial Statements as of December 31, 2022 and December 31, 2021 and for each of the three years in the period ended December 31, 2022 — Summary of Significant Accounting Policies — Taxation —Current Income Tax".

Income tax expense amounted to $43.4 million for 2022, an increase of $14.9 million from a $28.5 million income tax expense for 2021. The increase in income tax expense was driven by the expansion of our business. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) decreased to 22.5% for 2022 from 22.8% for 2021, primarily due to changes in the geographic distribution of earnings.

Net Income for the Year

As a result of the foregoing, we had a net income of $149.5 million for 2022, compared to $96.4 million for 2021.

2021 Compared to 2020

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2021 compared to 2020, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022.

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

Adjusted Profit from Operations

We utilize the non-IFRS measure of adjusted profit from operations as a supplemental measure for period-to-period comparisons. Adjusted profit from operations is most directly comparable to the IFRS measure of profit from operations. Adjusted profit from operations excludes the impact of certain items, such as share-based compensation expense, impairment of assets, net of recoveries, acquisition-related charges and COVID-19 related charges.

Adjusted Diluted EPS and Adjusted Net Income

We utilize non-IFRS measures of adjusted diluted EPS and adjusted net income for strategic decision making, forecasting future results and evaluating current performance. Adjusted diluted EPS and adjusted net income are most directly comparable to the IFRS measures of EPS and net income, respectively. Our non-IFRS measures of adjusted diluted EPS and adjusted net income exclude the impact of certain items, such as acquisition-related charges, impairment of assets, net of recoveries, share-based compensation expense, COVID-19 related charges and the tax effects of non-IFRS adjustments.

	Year ended December 31,
	2022	2021	2020
Reconciliation of adjusted gross profit
Gross profit	$669,395	$494,988	$304,327
Adjustments
Depreciation and amortization expense	23,312	14,122	9,759
Share-based compensation expense	4,917	3,568	4,109
Adjusted gross profit	$697,624	$512,678	$318,195
Reconciliation of adjusted selling, general and administrative expenses
Selling, general and administrative expenses	$(456,324)	$(343,004)	$(217,222)
Adjustments
Depreciation and amortization expense	62,822	48,796	22,691
Share-based compensation expense - Equity settled	50,296	35,831	20,519
Acquisition-related charges, net (1)	13,612	12,860	10,096
COVID-19 related charges (2)	—	—	(613)
Adjusted selling, general and administrative expenses	$(329,594)	$(245,517)	$(164,529)
Reconciliation of adjusted profit from operations
Profit from operations	$206,707	$144,433	$83,942
Adjustments
Share-based compensation expense - Equity settled	55,213	39,399	24,628
Impairment of assets	—	—	(8)
Acquisition-related charges, net (1)	27,456	28,271	12,754
COVID-19 related charges (2)	—	2,228	2,582
Impairment of assets (3)	—	—	83
Adjusted profit from operations	$289,376	$214,331	$123,981
Reconciliation of adjusted net income for the year
Net income for the year	$148,891	$96,065	$54,217
Adjustments
Share-based compensation expense - Equity settled	55,213	39,399	24,628
Impairment of assets	—	—	(8)
Acquisition-related charges, net (1)	28,765	35,465	15,796
COVID-19 related charges (2)	—	2,228	2,582
Impairment of assets (3)	—	—	83
Tax effects of non-IFRS adjustments (4)	(15,146)	(14,748)	(6,712)
Adjusted net income for the year	$217,723	$158,409	$90,586

Calculation of adjusted diluted EPS
Adjusted net income	217,723	158,409	90,586
Diluted shares	42,855	42,076	39,717
Adjusted diluted EPS	5.08	3.76	2.28

Other data:
Adjusted gross profit	697,624	512,678	318,195
Adjusted gross profit margin percentage	39.2%	39.5%	39.1%
Adjusted selling, general and administrative expenses	(329,594)	(245,517)	(164,529)
Adjusted selling, general and administrative expenses margin percentage	(18.5)%	(18.9)%	(20.2)%
Adjusted profit from operations	289,376	214,331	123,981
Adjusted profit from operations margin percentage	16.3%	16.5%	15.2%
Adjusted net income for the year	217,723	158,409	90,586
Adjusted net income margin percentage for the year	12.2%	12.2%	11.1%

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

(4) Non-IFRS Adjusted net income and adjusted Diluted EPS for 2022, 2021 and 2020 reflect the tax impact of non-IFRS adjustments. Non-IFRS Adjusted net income and adjusted Diluted EPS 2020 previously presented were recast to conform to the current presentation.

B. Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities. For the year 2022, we derived 86.7% of our revenues from clients in North America and Latin America pursuant to contracts that are entered into by our subsidiaries located in the United States, Argentina, Chile, Mexico, and Peru.

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

The following table sets forth our historical capital expenditures for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021

	(In thousands)
Total fixed assets acquisitions	$54,482	$52,961
Total intangible assets acquisitions	128,944	52,449
Additions related to business combinations	(83,578)	(15,785)
Total Capital Expenditures	99,848	89,625

Investments

During 2021, we invested $89.6 million in capital expenditures primarily made to complete or develop our works on our delivery centers in Argentina: Buenos Aires and Tandil; Colombia: Bogota; India: Pune; Belarus: Minsk; and Spain: Madrid. Additionally, we invested $38.2 million in internal developments and acquired licenses.

During 2022, we invested $99.8 million in capital expenditures primarily made to complete or develop our works on our delivery centers in Argentina: Buenos Aires and Tandil; India: Pune; and United Kingdom: London. Additionally, we invested $46.7 million mainly in internal developments and acquired licenses.

Business Combinations

During 2021, we entered into several sales and purchase agreements to expand our service offering and capacity. Our business combinations activity resulted in cash outflows of $145 million. The fair value of the consideration recognized in our financial statements amounted to $58.2 million, based on target achievements and price adjustments. See note 26 to our audited consolidated financial statements.

During 2022, we entered into several sales and purchase agreements to expand our service offering and capacity. Our business combinations activity resulted in cash outflows of $126 million. The fair value of the consideration recognized in our financial statements amounted to $59.7 million, based on target achievements and price adjustments. See note 26 to our audited consolidated financial statements.

As of December 31, 2022, we had cash and cash equivalents and current investments of $340.9 million.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	For the year ended December 31,
	2022	2021
	(In thousands)
Net cash provided by operating activities	$197,524	$178,974
Net cash used in investing activities	(269,304)	(272,880)
Net cash (used in) provided by financing activities	(65,680)	243,986
Cash and cash equivalents at beginning of the year	427,804	278,939
Cash and cash equivalents at end of the year	290,344	429,019
Net (decrease) increase in Cash and cash equivalents at end of year	(137,460)	150,080

Operating Activities

Net cash provided by operating activities was generated primarily by profits before taxes adjusted for non-cash items, including depreciation and amortization expense, shared-based compensation expense and the effect of working capital changes.

Net cash provided by operating activities was $197.5 million for the year ended December 31, 2022, as compared to net cash provided in operating activities of $179.0 million for the year ended December 31, 2021. This increase of $18.6 million in net cash provided by operating activities was primarily attributable to a $105.3 million increase in profit before income tax expense adjusted for non-cash-items, a $90.4 million decrease in working capital, a $6.4 million decrease in the utilization of provision for contingencies and a $2.7 million increase in income tax payments.

Changes in working capital in the year ended December 31, 2022 consisted primarily of a $104.3 million increase in trade receivables, a $21.0 million increase in other receivables, a $9.4 million increase in other assets, a $2.7 million decrease in trade payables, a $0.3 million increase in tax liabilities, and $13.4 million increase in payroll and social security taxes payable. The $104.3 million increase in trade receivables reflects our revenue growth. The $21.0 million increase in other receivables was mainly related to the increase in prepaid expenses, and tax receivables . Payroll and social security taxes payable increased to $203.8 million as of December 31, 2022 from $184.5 million as of December 31, 2021, primarily as a result of the growth in our headcount in line with our expansion.

 For discussion related to cash flows from operating activities during 2021 compared to 2020, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022.

Investing Activities

Net cash of $269.3 million was used in investing activities for the year ended December 31, 2022, as compared to $272.9 million of net cash used in investing activities during the year ended December 31, 2021. During the year ended December 31, 2022, we invested $3.9 million in mutual funds, T-bills, sovereign bonds and commercial papers, we invested $95.4 million in fixed and intangible assets, $156.9 million in acquisition-related transactions, and we made payments of $13.1 million related to future and forward contracts.

 For discussion related to cash flows from investing activities during 2021 compared to 2020, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022.

Financing Activities

Net cash of $65.7 million was used in financing activities for the year ended December 31, 2022, as compared to $244.0 million of net cash provided by financing activities for the year ended December 31, 2021. During the year ended December 31, 2022, we received $3.2 million for the issuance of shares under our share-based compensation plan. Additionally, during the year ended December 31, 2022 we paid $10.8 million net of borrowings, $37.4 million of lease liabilities, $15.5 million in acquisition-related transactions, and $5.2 million of put option to acquire non-controlling interest.

For discussion related to cash flows from financing activities during 2021 compared to 2020, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022.

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

On February 6, 2020, the Borrower, entered into the Second A&R Credit Agreement (as amended in October 2021), pursuant to which the Borrower may borrow (i) up to $100 million in up to four borrowings on or prior to April 1, 2022 under a delayed-draw term loan facility and (ii) up to $250 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million. The maturity date of each of the facilities is February 5, 2025. Pursuant to the terms of the Second A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to either (i) LIBOR plus 1.50%, or (ii) LIBOR plus 1.75%, determined based on the Borrower’s Maximum Total Leverage Ratio (as defined in the Second A&R Credit Agreement). The Borrower’s obligations under the Second A&R Credit Agreement are guaranteed by the Company and its subsidiary, Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The Second A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

On June 2, 2022 we entered into a Third Amended and Restated Credit Agreement with HSBC, pursuant to which the LIBOR rate was replaced by a Secured Overnight Financing Rate ("SOFR") plus 0.10%.

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

Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of December 31, 2022 and the effect such obligations are expected to have on our liquidity and cash flows.

	Payments due by period (in thousands)
	2023	2024	2025	Thereafter	Total
Trade payables	$85,119	$4,862	$583	$—	$90,564
Borrowings	2,997	159	159	545	3,860
Lease liabilities	48,230	35,464	23,823	61,950	169,467
Other financial liabilities (1)	56,379	46,375	14,085	13,882	130,721
TOTAL	$192,725	$86,860	$38,650	$76,377	$394,612

(1) The amounts disclosed in the line of other financial liabilities do not include foreign exchange forward contracts, equity forward contracts and 22,930 related to business combinations payments through subscription agreements. See note 26 to our audited consolidated financial statements.

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

Equity Compensation Arrangements

On July 3, 2014, our board of directors and shareholders approved and adopted the 2014 Equity Incentive Plan, which was amended on May 9, 2016, February 13, 2019, May 18, 2021 and June 8, 2022. Pursuant to the June 8, 2022 amendment adopted by our board of directors, we may issue stock awards up to an aggregate amount of 5,666,667 common shares under the 2014 Equity Incentive Plan.

From the date of the 2014 Equity Incentive Plan's adoption, we have granted to members of our senior management and certain other employees options to purchase common shares and restricted stock units ("RSUs"). On September 27, 2021, our compensation committee adopted and approved the granting of performance-based restricted stock units ("PRSUs"). Since that time, subject to limited exceptions, between 40% and 50% of the awards granted under the 2014 Equity Incentive Plan were in the form of PRSUs and between 50% and 60% were in the form of RSUs.

Each of our employee share options is exercisable for one of our common shares, and each of our RSUs and PRSUs will be settled, automatically upon its vesting, with one of our common shares. No amounts are paid or payable by the recipient upon receipt of an option, RSU or PRSU. Neither the options, nor the RSUs or PRSUs carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date). Most RSUs and PRSUs under the plan were granted with a vesting period of four years, 25% becoming exercisable on or about each anniversary of the grant date. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards as of the grant date. Fair value is calculated using the Black-Scholes option pricing model.

Under the terms of our 2014 Equity Incentive Plan, from its adoption until the date of this annual report, we have granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,248,122 common shares and 2,240,261 RSUs and PRSUs, net of any cancelled and/or forfeited awards.

During the twelve months ended December 31, 2022, the Company granted a total of 199,825 awards under the Company's 2014 Equity Incentive Plan, net of cancelled and forfeited awards. Most of these awards were comprised of 50% RSUs and 50% PRSUs. RSUs and PRSUs have generally been granted with a vesting period of four years, 25% becoming vested on or about each anniversary of the grant date. In addition, on August 1, 2022, the Company approved the grant of up to 600,000 additional awards under the Company's 2014 Equity Incentive Plan, 50% of which are PRSUs and 50% of which are RSUs. These additional awards will vest based on the achievement of a certain minimum average closing price of the Company's common shares on or prior to August 11, 2030. The threshold price for vesting will be $420 per share through August 10, 2025 and increase by $42 each year until August 11, 2030. These awards will vest in two equal tranches, the first occurring immediately after the date in which the vesting condition is satisfied and the second occurring on the first anniversary of such vesting event. As of December 31, 2022, the Company granted 597,521 of these awards.

There were 1,636,554, 1,223,449 and 1,521,988 stock options, RSUs and/or PRSUs outstanding as of December 31, 2022, 2021 and 2020, respectively. For 2022, 2021 and 2020, we recorded $57.1 million, $42.4 million and $24.6 million of share-based compensation expense related to these share option and restricted stock unit agreements, respectively. For further discussion of the 2014 Equity Incentive Plan, see “Compensation—2014 Equity Incentive Plan".

In addition, on December 1, 2021, our compensation committee, as administrator, approved the granting of awards in the form of stock-equivalent units ("SEUs") and performance-based stock-equivalent units ("PSEUs") to be settled in cash or common shares, or a combination thereof, under the 2014 Equity Incentive Plan. The purpose of the granting awards in the form of stock-equivalent units is to provide an incentive to attract, retain and reward talent in the IT industry and to prompt such persons to contribute to the growth and profitability of the Company. Eligible employees will receive a grant of stock-equivalent units with a unit value equal to the market value of one common share of the Company, to be settled in cash or common shares of the Company.

Under the terms of our 2014 Equity Incentive Plan, we have granted to eligible employees 57,779 SEUs and PSEUs, net of any cancelled and/or forfeited awards, all of which were outstanding as of December 31, 2022. All stock-equivalent units were granted 50% in the form of PSEUs and 50% in the form of SEUs, each with a vesting period of four years, 25% becoming exercisable on or about each anniversary of the grant date. For further discussion of the 2014 Equity Incentive Plan, see “Compensation—2014 Equity Incentive Plan".

On March 1, 2021, our board of directors adopted an Employee Stock Purchase Plan (the "ESPP"). The purpose of the ESPP is to advance the interests of the Company and our shareholders by providing an incentive to attract, retain and reward our eligible employees and by motivating such persons to contribute to the growth and profitability of the Company. The ESPP provides such eligible employees with an opportunity to acquire a proprietary interest in the Company through the purchase of the Company’s common shares payable by means of payroll deductions. As of the date of this annual report, we have delivered 46,589 common shares under the plan. For further discussion of the ESPP, see “Employees—2021 Employee Stock Purchase Plan".

C. Research and Development, Patents and Licenses, etc.

See “Information of the company - Business Overview — Intellectual Property.”

D. Trend Information

See "Operating Results — Factors Affecting Our Results of Operations."

Other than as disclosed in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

See note 4 to our audited consolidated financial statements for the year ended December 31, 2022.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

The table below sets forth information concerning our directors as of February 10, 2023.

Name	Position	Age	Date of Appointment	Current Term Expiring at Annual Meeting of Shareholders to Be Held in Year
Martín Migoya	Chairman of the Board and Chief Executive Officer	54	April 2, 2021	2024
Martín Gonzalo Umaran	Director - Chief Corporate Development Officer & President for EMEA	54	April 3, 2020	2023
Guibert Andrés Englebienne	Director - President of Globant X and Globant Ventures - President for Latin America	56	April 3, 2020	2023
Francisco Álvarez-Demalde	Director	44	April 22, 2022	2025
Andrea Mayumi Petroni Merhy	Director	47	April 22, 2022	2025
Philip A. Odeen	Director	87	April 2, 2021	2024
Linda Rottenberg	Director	54	April 3, 2020	2023
Richard Haythornthwaite	Director	66	April 2, 2021	2024
Maria Pinelli	Director	60	April 22, 2022	2025

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

Martín Gonzalo Umaran

Mr. Umaran has served as a member of our board of directors since 2012 and served as Chief of Staff from 2013 to 2020. As Globant’s Chief of Staff, Mr. Umaran was responsible for coordinating our back-office activities, supporting executives in daily projects and acting as a liaison to our senior management. Since 2008, he has been responsible for our mergers and acquisitions processes and strategic initiatives. From 2005 to 2012, Mr. Umaran served as Globant’s Chief Operations Officer and Chief Corporate Business Officer, in charge of managing our delivery teams and projects. In 2022, Mr.

Umaran was appointed as Chief Corporate Development Officer, responsible to incorporate other organizations into the Company as part of its global growth strategy. He has also been named President for EMEA, working side by side with our team in the region to achieve Globant’s growth plans. Together with his three Globant co-founders, Mr. Umaran was selected as an Endeavor Entrepreneur in 2005. Mr. Umaran holds a degree in mechanical engineering from Universidad Nacional de La Plata (UNLP) and a Masters in Business Administration from IDEA. We believe that Mr. Umaran is qualified to serve on our board of directors due to his intimate familiarity with our company and his perspective, experience, and operational expertise in the technology services industry that he has developed during his career as a co-founder of our company.

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

Francisco Álvarez-Demalde

Mr. Álvarez-Demalde has been a member of our board of directors since 2007. He is a founder and co-managing partner of Riverwood Capital, a leading growth-capital private equity firm focused on the global technology industry, and one of the largest early investors in Globant. Mr. Alvarez-Demalde has built the Riverwood franchise into a leading global technology investment firm, as an active partner to founders and management teams helping scale companies from the $10s of millions to the $100s of millions in revenues. During the past decade, Riverwood has been an active investor in more than 70 technology companies, which have grown their revenues at more than 45% per year on average during that period. Prior to establishing Riverwood, Mr. Alvarez-Demalde was an investment executive at Kohlberg Kravis Roberts & Co. (KKR), where he focused on leveraged buyouts in the technology industry and other sectors. He also previously held roles with Eton Park Capital Management and Goldman Sachs & Co. Mr. Alvarez-Demalde has invested and been actively involved in the development, operations, and growth of several successful businesses across North America, Latin America and other geographies. Mr. Alvarez-Demalde earned a Licentiate (Honors) in Economics from Universidad de San Andres, Argentina (including an exchange program at the Wharton School). He has led investments in or is a current or former Director or Advisor of several technology companies, including 99, Alog Data Centers do Brasil, Billtrust (Nasdaq: BTRS), Cloudblue, Dock, Globant (NYSE: GLOB), GOintegro, Greenhouse, Industrious, Insider, LAVCA, Mandic, MotionPoint, Navent, Nubox, Pixeon, RD Station, SecurityScorecard, Shiphero, Technisys, and VTEX (NYSE: VTEX), among others. Mr. Alvarez-Demalde is also a Global Ambassador with Endeavor and active in non-profit initiatives related to education. We believe that Mr. Álvarez-Demalde is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Andrea Mayumi Petroni Merhy

Ms. Petroni Merhy has served as a member of our board of directors and a member of our corporate governance and nominating committee since April 2022. She is a Managing Director, Head of Business Advisory & Execution and member of the Management Committee for the Investment and Corporate Banking in Asia Pacific at JPMorgan Chase. Prior to that, Ms. Petroni Merhy held a number of leadership roles within JPMorgan Chase including Head of Finance & Business Management for the Investment and Corporate Banking and Wholesale Payments in Asia Pacific, Senior Business Manager for China, Head of Human Resources for Latin America and Head of Finance & Strategy for the Investment Banking in Latin America. From 2015 to 2021, Ms. Petroni Merhy also served as a Board Member of the JPMorgan Chase Bank (China) Company Limited, joining the Nominating and Related Party Transactions committees. Earlier in her career, Ms. Petroni Merhy was an investment banker advising clients on mergers & acquisitions, capital raising and strategic alternatives across all industries in Latin America. Ms. Petroni Merhy holds a bachelor’s degree in Business Administration from Escola de Administração de Empresas Fundação Getúlio Vargas in Brazil. We believe that Ms. Petroni Merhy is qualified to serve on our board of directors due to her extensive business experience, risk management expertise and financial understanding.

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

 Senior Management

As of February 10, 2023, our group senior management is made up of the following members:

Name	Position
Martín Migoya	Chief Executive Officer
Martín Gonzalo Umaran	Chief Corporate Development Officer - President for EMEA
Guibert Andrés Englebienne	President of Globant X and Globant Ventures - President for Latin America
Juan Ignacio Urthiague	Chief Financial Officer
Patricia Pomies	Chief Operating Officer
Yanina Maria Conti	Chief Accounting Officer
Wanda Weigert	Chief Brand Officer
Diego Tártara	Chief Technology Officer
Patricio Pablo Rojo	General Counsel

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

Patricia Pomies

Mrs. Pomies has been our Chief Operating Officer since April 2021. In this role, she works on turning strategy into actionable goals for growth, helping to implement organization-wide goal setting, performance management, and annual operating planning. This role consolidates a comprehensive vision in which Delivery, People, Performance and Operations come together to ensure sustainable business growth. From January 2017 to April 2021, Mrs. Pomies served as our Chief Delivery Officer where she was in charge of our overall strategy related to quality of service and delivery. At the same time, recognizing the importance of Globers’ well-being, training and skill development, Mrs. Pomies was appointed as Chief Delivery and People Officer, expanding her responsibilities to include oversight of the People department of the company. Mrs. Pomies is an advocate for increasing the number of women in management positions, recognizing the gender gap in the tech industry. In addition, she was one of the architects behind Globant’s Be Kind initiative, focusing on development areas in gender equality, technology ethics and renewable energy, among others. Mrs. Pomies first joined our company in 2012 and was previously a director of Europe, Middle East and Africa (EMEA) and on-line, insurance and travel (OIT), two of our main business units. As such, she was responsible for each unit’s business and operations, with particular focus on expanding the EU market. Mrs. Pomies was director at Educ.ar Portal from 2003 to 2013, a key initiative within Argentina’s Ministry of Education for principals, teachers, students and families to adopt information and communication technologies in education. Additionally, she was responsible for content production and tracking of “Equality Connect,” a program directly supported by the Argentinian Government to distribute more than 3.5 million netbooks within the Argentine public education system. Mrs. Pomies has been a Professor of Social Communication at Maimonides University and Assistant Professor of Communication Sciences at the University of Buenos Aires.

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

B. Compensation

Compensation of Board of Directors and Senior Management

The total fixed and variable remuneration of our directors and senior management for the years ended December 31, 2022, 2021 and 2020 amounted to $6.8 million, $6.7 million and $6.6 million, respectively.

We adopted an equity incentive plan in connection with the completion of our initial public offering. See “Compensation — 2014 Equity Incentive Plan” below for further information. From the adoption of that plan until the date of this annual report we granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,248,122 common shares, 2,240,261 RSUs and PRSUs, and 57,258 SEUs and PSEUs, net of any cancelled and/or forfeited awards. See "Liquidity and Capital Resources — Equity Compensation Arrangements" above for further information. In addition, we replaced our existing variable compensation arrangements with a new short-term incentive plan providing for the payment of bonuses based on the achievement of certain financial and operating performance measures.

2014 Equity Incentive Plan

On July 3, 2014, our board of directors and shareholders approved and adopted our 2014 Equity Incentive Plan, which was amended on May 9, 2016, February 13, 2019, May 18, 2021 and June 8, 2022. Pursuant to the June 8, 2022 amendment adopted by our board of directors, we may issue stock awards up to an aggregate amount of 5,666,667 common shares under the 20214 Equity Incentive Plan. As of the date of this annual report, the number of common shares available for issuance pursuant to existing unexercised and/or unvested and future Stock Awards is 2,781,409. The following description of the plan is qualified in its entirety by the full text of the plan, which has been filed with the SEC as an exhibit to the registration statement previously filed in connection with our initial public offering and incorporated by reference herein.

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

Notwithstanding the foregoing, in the event of a change in control, all awards, subject to certain exclusions, granted to senior executives will (a) become vested and payable in equal parts on each of the change in control completion date, and the 6th and 12th month anniversaries from such date, unless full payment is resolved by the administrator upon consummation of the change in control; (b) be paid and settled in cash immediately, if the senior executive is terminated without cause or resigns with good reason during the first year following the change in control completion date; and (c) become vested and settled in cash on the change in control completion date, if the executive is terminated without cause or resigned with good reason at any time from the date the Company was made aware of the potential change in control, and such change in control occurs within the 6 months following the executive's dismissal or resignation.

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

During 2022, we paid an aggregate cash compensation of $600,000 and we granted a total of 2,886 RSUs to certain independent members of our board of directors, all of which had been previously approved by our shareholders at our 2022 annual general meeting.

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

In 2022 we entered into amended and restated non-competition agreements with our founders and certain of our senior executives to, among other things, include the cash equivalent to their non-cash compensation (subject to certain exclusions) in the calculation of their respective compensation. Pursuant to these agreements, these employees have agreed to non-competition and non-interference obligations until the second anniversary of the termination of their employment, and a non-disparagement obligation. In consideration of these covenants, Mr. Martín Migoya will receive a compensation equal to his cash and non-cash compensation for 36 months following the date of termination of his employment, and the other founders and certain senior executives will receive a compensation equal to his or her cash and non-cash compensation for 24 months following the date of termination of his or her employment. Cash compensation will be calculated based on the highest monthly salary during the 12-month period immediately preceding the date of termination of employment and the annual cash bonus payable at the latest target amount. Non-cash compensation will be calculated based on the total equity compensation received by the employee during the 12-month period immediately preceding the date of termination of their employment, subject to certain exclusions. This compensation will be paid in two equal installments, 50% immediately after termination of their employment, and 50% on the first anniversary therefrom. In addition, they will be entitled to receive continued health coverage and life insurance for 24 to 36 months after the termination of employment. These agreements may be terminated by us in case of termination with cause or resignation without good reason.

We also entered into similar non-competition agreements with other senior executives, whereby they agreed to a non-competition and non-interference obligation until the first anniversary of the termination of employment, and a non-disparagement obligation. In consideration of these covenants, these senior executives will receive compensation equal to full cash compensation for 12 months following the date of termination of their employment; provided that such cash compensation will be calculated based on the highest monthly salary during the 12-month period immediately preceding the date of termination of employment and one time the annual cash bonus payable to them at the latest target amount, less applicable taxes and withholdings. This compensation will be paid in four equal installments, on each of the third, sixth, ninth and twelfth anniversary of the date of termination of their employment. In addition, they will be entitled to receive continued health coverage and life insurance after the termination of their employment for a period of 12 months. These agreements may be terminated by us in case of termination with cause or resignation without good reason.

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

Within the limits provided for by law and our articles of association, our board of directors may delegate to one or more directors or to any one or more persons, who need not be shareholders, acting alone or jointly, the daily management of Globant S.A. and the authority to represent us in connection with such daily management. Our board of directors may also grant special powers to any person(s) acting alone or jointly with others as agents of Globant S.A.

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

The current members of our audit committee are Ms. Pinelli and Messrs. Odeen and Haythornthwaite, with Mr. Odeen serving as the chairman and Ms. Pinelli serving as the audit committee financial expert as currently defined under applicable SEC rules. Each of Ms. Pinelli and Messrs. Odeen and Haythornthwaite satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well us under Rule 10A-3 under the Exchange Act.

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

The current members of our compensation committee are Messrs. Odeen, Alvarez Demalde and Haythornthwaite, with Mr. Odeen serving as chairman. Each of Messrs. Odeen, Alvarez Demalde and Haythornthwaite satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE.

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

The current members of our corporate governance and nominating committee are Mses. Rottenberg and Mayumi Petroni Merhy and Mr. Alvarez-Demalde, with Ms. Rottenberg serving as chairman. Each of Mses. Rottenberg and Mayumi Petroni Merhy and Mr. Alvarez-Demalde satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE.

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

As of December 31, 2022, 2021 and 2020, on a consolidated basis, we had 27,122, 23,526 and 16,251 employees, respectively.

As of December 31, 2022, approximately 8.5% of our Globers are covered by the following CBAs: a) in Argentina, mostly in the Cities of Rosario and Mendoza, under the Federación Argentina de Empleados de Comercio y Servicios CBA; b) in Brazil (i) mainly under the Sindicato dos Trabalhadores em Processamento de Dados e Tecnología da Informação do Estado de São Paulo CBA, and (ii) under the Sindicato das Agências de Propaganda do Estado de São Paulo CBA; c) in Mexico, Grupo Sindicalista Gral. Lazaro Cardenas de Obreros y Empleados de la Industria Comercio Maquilas y Servicios en general de la República Mexicana CBA; d) in Spain: (i) mainly under the Consultancy Services CBA, and (ii) under the Marketing Agencies CBA; e) in France, under the Syntec CBA; and f) in Italy, under the Metalurgic CBA.

The following tables show our total number of full-time employees as of December 31, 2022 broken down by functional area and geographical location:

Number of employees
Technology	23,407
Operations	1,924
Sales and Marketing	277
Management and administration	1,514
Total	27,122

Number of employees
Colombia	5,838
Argentina	5,391
India	4,298
Mexico	3,556
Peru	1,409
Chile	1,341
Brazil	1,166
Uruguay	1,115
Spain	928
United States	742
Italy	334
United Kingdom	222
Belarus	196
Romania	185
Ecuador	127
Costa Rica	97
Denmark	38
Canada	28
Australia	27
Poland	21
Germany	16
France	13
Luxembourg	1
Other countries	33
Total	27,122

In 2007, we started shifting from a Buenos Aires-centric delivery model to a distributed organization with locations across Latin America, Europe, Asia, and elsewhere. We believe that decentralizing our workforce and delivery centers improves our access to talent and could mitigate the impact of IT professionals’ attrition on our business. Additionally, we provide employees with more choices of where to work, which improves satisfaction and helps us retain our Globers. We continue to draw talent primarily from Latin America and Asia’s abundantly skilled talent base.

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

Globant was named a Best Company for Women, Culture, Diversity and Career Growth in 2022. Also, in 2022, Great Place to Work selected Globant as one of the best places to work in Latin America with special recognitions for Argentina, Uruguay and Colombia where we ended in the fourth, second, and third position, respectively. Also in 2022, Fast Company included Globant in its '100 Best Companies for Innovators' list.

Employee retention is one of our main priorities and a key driver of operational efficiency and productivity. We seek to retain top talent by providing the opportunity to work on cutting-edge projects for world-class clients, a flexible work environment, training and development programs, and non-traditional benefits. The total attrition rate among our Globers was 16.7%, 18.7% and 13.0% for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Expose: BetterMe is the tool that accompanies our Performance Management process which main objective is to promote meaningful conversations that empower and enhance Globers' development. This Continuous Feedback and Evaluation Process, based on our Talent Manifesto is driven in a Glober centric way to impact on career decisions (such as promotions or recognitions, etc.).

As we mentioned before, we work to provide Globers with autonomy to grow by capitalizing new and different opportunities through our five professional growth dimensions:

•Geocultural diversity: We encourage our Globers to work in a location of their choosing and embrace cultural exchanges. We are present in 5 continents, with open positions and relocation opportunities. Plus, we encourage Globers to embrace cultural diversity working on projects with team members from different cities.
•Technology: Our studios consolidate expertise around a variety of emerging technologies where our Globers can develop, explore and learn.
•Industry expertise: We work with many clients across different industries, which enables our Globers to develop their careers with an industry focus within a given account or on multiple accounts of their industry of choice.
•Multiple industries: We have more than 1,000 clients spanning several different industries. Our Globers may pursue industry agnostic career paths or switch to different industries of focus.
•Specialty: Globers can navigate their career paths within our company by gaining seniority or moving internally into other roles in different areas of expertise.

To boost this Movement, we also run a Continuous Promotions program where Globers upgrade their job position (e.g. Ssr. to Sr.).

In order to share with Globers real experiences of success at career development we host local sessions of “Growth at Globant” Talks, where Globers let others know their stories.

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

Common shares issued under the ESPP may consist of common shares reacquired in open market purchases. On June 13, 2022, we entered into a 10b5-1 repurchase plan with HSBC Securities (USA) Inc., acting as agent for us, for the repurchase of an aggregate of up to 50,000 common shares. The 10b5-1 repurchase plan will expire on March 8, 2023. Such repurchases would be executed by our board of directors pursuant to the authorization granted by the general meeting of shareholders of the Company on May 31, 2019, according to the conditions set forth in article 430-15 of Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Companies Law”). The Company intends to renew the 10b5-1 plan in furtherance of additional future share repurchases for this purpose.

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

In connection with the plan, the administrator approved the repurchase of up to 100,000 common shares. As of the date of this annual report, the administrator has repurchased 73,500 common shares, and has delivered 46,589 common shares under the plan.

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

On March 3, 2022, the compensation committee, as administrator, approved the granting of up to 45,000 additional stock-equivalent units awards in the form of SEUs and PSEUs, 50% of which will be in the form of PSEUs and 50% of which will be in the form of SEUs (except as otherwise committed with newly hired employees or other relevant beneficiaries). The compensation committee further approved that the maximum number of authorized stock-equivalent units may be increased to the extent that the total share-based compensation of the Company during 2022 does not exceed an amount equal to 3.2% of the Company's consolidated revenues during 2022.

From its adoption until the date of this annual report, we have granted to eligible employees 57,258 SEUs and PSEUs, net of any cancelled and/or forfeited awards, all of which were outstanding as of December 31, 2022. Of the stock-equivalent units granted, 50% were in the form of PSEUs and 50% were in the form of SEUs.

E. Share Ownership

Share Ownership

The total number of shares of the company beneficially owned by our directors and executive officers, as of the date of this annual report, was 1,143,670 (includes common shares subject to options that are currently exercisable or will be exercisable, and/or issuable upon settlement of RSUs that have vested or will vest, within 60 days of February 10, 2023), which represents 2,68 % of the total shares of the Company (including common shares subject to options that are currently exercisable within 60 days of February 10, 2023). See table in “Major Shareholders and Related Party Transactions — Major Shareholders.”

Share Options

See “Compensation — Compensation of Board of Directors and Senior Management — 2014 Equity Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of February 10, 2023 by:

•each of our directors and members of senior management individually;
•all directors and members of senior management as a group; and
•each shareholder whom we know to own beneficially more than 5% of our common shares.

As of February 10, 2023, we had 42,434,722 issued and outstanding common shares. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, to receive the economic benefit of ownership of the securities, or has the right to acquire such powers within 60 days. Common shares subject to options, RSUs, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of February 10, 2023 are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. As of February 10, 2023, we had 168 holders of record in the United States with approximately 95.75% of our issued and outstanding common shares.

	Number	Percent
Directors and Senior Management
Francisco Álvarez-Demalde (1)	188	—%
Yanina Maria Conti (2)	1,700	—%
Guibert Andres Englebienne (3)	352,075	0.83%
Richard Haythornthwaite (4)	2,094	—%
Martín Migoya (5)	300,342	0.71%
Philip A. Odeen (6)	94	—%
Maria Pinelli (7)	383	—%
Patricia Pomies	31,641	0.07%
Patricio Pablo Rojo	1,410	—%
Linda Rottenberg (8)	2,094	—%
Martín Gonzalo Umaran (9)	407,161	0.96%
Diego Tártara (10)	14,226	0.03%
Juan Ignacio Urthiague (11)	9,930	0.02%
Andrea Mayumi Petroni Merhy	—	—%
Wanda Weigert (12)	20,282	0.05%
All Directors and Senior Management as a group	1,143,620	2.68%
*Less than 1%
5% or More Shareholders:
BlackRock, Inc. (13)	2,908,590	6.85%
Wasatch Advisors, LP (14)	2,441,952	5.75%
Morgan Stanley (15)	2,166,419	5.11%
J.P. Morgan Chase & Co. (16)	3,460,782	8.16%
T. Rowe Price Associates, Inc. (17)	3,086,471	7.27%

(1)Includes 94 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(2)Includes 1,000 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(3)Includes 82,500 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable, and 147,166 common shares held by a revocable trust formed under Wyoming law (the “Revocable Englebienne Trust Shares”) formed by Mr. Englebienne that was established for the benefit of Mr. Englebienne, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Englebienne Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 147,166 common shares held by such company.
(4)Includes 94 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(5)Includes 30,500 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable, and 147,040 common shares held by a revocable trust formed under Wyoming law (the “Revocable Migoya Trust Shares”) formed by Mr. Migoya that was established for the benefit of Mr. Migoya, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Migoya Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 147,040 common shares held by such company.
(6)Includes 94 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(7)Includes 94 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(8)Includes 94 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(9)Includes 37,500 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable, and 259,241 common shares held by a revocable trust formed under Wyoming law (the “Revocable Umaran Trust Shares”) formed by Mr. Umaran that was established for the benefit of Mr. Umaran, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Umaran Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 259,241 common shares held by such company.
(10)Includes 7,000 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(11)Includes 1,500 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(12)Includes 17,500 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(13)Based on a Schedule 13G/A filed with the SEC on February 1, 2023, BlackRock, Inc. beneficially owns 2,908,590 of our common shares; has sole voting power with respect to 2,777,835 shares, and sole dispositive power with respect to 2,908,590 shares. The address of BlackRock, Inc.'s principal business office is 55 East 52nd Street, New York, NY 10055.
(14)Based on a Schedule 13G/A filed with the SEC on February 8, 2023, Wasatch Advisors, LP beneficially owns 2,441,952 of our common shares; has sole and dispositive power with respect to all of such shares. The address of Wasatch Advisors, LP's principal business office is 505 Wakara Way, Salt Lake City, UT 84108.
(15)Based on a Schedule 13G/A filed with the SEC on February 9, 2023, Morgan Stanley beneficially owns 2,166,419 of our common shares; has shared voting power with respect to 2,046,318 shares and shared dispositive power with respect to 2,166,419 shares. The address of Morgan Stanley´s principal business is 1585 Broadway, New York, NY 10036.
(16)Based on a Schedule 13G filed with the SEC on January 9, 2023, J.P. Morgan Chase & Co. beneficially owns 3,460,782 of our common shares. It has sole voting power with respect to 3,038,562 shares, and shared voting power with resect to 11,090 shares. It has sole dispositive power with respect to 3,459,462 shares, and shared dispositive power with respect to 1,320 shares. The address of J.P. Morgan Chase & Co.´s principal business office is 383 Madison Avenue, New York, NY 10179.
(17)Based on a Schedule 13G filed with the SEC on February 14, 2023, of the common stock beneficially owned, T. Rowe Price Associates, Inc. reported that it has sole voting power with respect to 504,681 shares and sole dispositive power with respect to 3,086,471 shares, and T. Rowe Price New Horizons Fund, Inc. reported that it has sole voting power with respect to 2,423,727 shares. The address of T. Rowe Price Associates, Inc. and T. Rowe Price New Horizons Fund, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

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

Legal Proceedings

We may be involved in litigation in the normal course of our business, both as a defendant and as a plaintiff. In the ordinary course of our business, we are subject to certain contingent liabilities with respect a variety of potential claims, lawsuits and other proceedings, including claims related to patent infringement, purported class actions, tax and labor lawsuits. In particular, in the software and technology industries, other companies own large numbers of patents, copyrights, trademarks and trade secrets and frequently engage in litigation based on allegations of infringement or other violations of intellectual property rights. We have received and may continue to receive assertions and claims that our services infringe on these patents or other intellectual property rights. See “Key Information - Risk Factors — Risks Related to Our Business and Industry — If we incur any liability for a violation of the intellectual property rights of others, our reputation, business, financial condition and prospects may be adversely affected.”

Since 2018, certain of our non-U.S. subsidiaries have been under examination by the U.S. Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States between 2013 and 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of $1.4 million plus penalties and interest for employment taxes for those years. Our subsidiaries challenged these proposed assessments with the IRS on July 16, 2018. Following discussions with the IRS, during the fourth quarter of 2021, the IRS and our subsidiaries have reached a preliminary agreement on the proposed assessments, which would amount to $1.3 million, including applicable interests and penalties. As of the date of this annual report, we are waiting for the final confirmation from the IRS on the proposed amount of the assessments to make the payment and settle this matter definitively. On March 16, 2022, the Company paid $960 in principal and is waiting for final confirmation on the amounts of the applicable interests and penalties to settle this matter definitively.

Between 2010 and 2014, certain of Grupo Assa’s Brazilian subsidiaries were subject to two examinations by the Ministry of Labor (“MTE”) and the Brazilian Internal Revenue Service (“RFB”) in relation to the potential hiring of employees as independent contractors. As a result of such examinations, Grupo Assa's Brazilian subsidiaries are subject to different administrative and judicial proceedings, seeking to collect payment of taxes and social security contributions allegedly owed by the companies, and imposing certain associated fines. Under the equity purchase agreement entered into for the acquisition of Grupo ASSA Worldwide S.A. and its affiliates (collectively, “Grupo Assa”), certain of these proceedings are subject to indemnification provisions from the sellers. As of December 31, 2022, some of the administrative proceedings are still ongoing and some have resulted in judicial proceedings.

In addition to the foregoing, as of December 31, 2022, we are a party to certain other legal proceedings, including tax and labor claims, where the risk of loss is considered possible. In the opinion of our management, the ultimate disposition of such threatened and/or pending matters, either individually or on a combined basis, is not likely to have a material effect on our financial condition, liquidity or results of operations.

Dividend Policy

We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any dividends in the foreseeable future.

Under Luxembourg law, at least 5% of our net income per year must be allocated to the creation of a legal reserve until such reserve reaches an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, 5% of the net income must be allocated again toward the reserve until the 10% threshold is reached. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution.

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

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, as amended, which are included as Exhibit 1.1 to this Annual Report, and applicable Luxembourg law, including Luxembourg Corporate Law.

General

We are a Luxembourg joint stock company (société anonyme) and our legal name is "Globant S.A." We were incorporated on December 10, 2012. We are registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés de Luxembourg) under number B 173 727 and have our registered office at 37A Avenue J.F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg.

Share Capital

As of December 31, 2022, our issued share capital was $50,921,666.40, represented by 42,434,722 common shares with a nominal value of $1.20 each, of which 165,063 were treasury shares held by us.

We had an authorized share capital, excluding the issued share capital, of $4,184,718, consisting of 3,487,265 common shares with a nominal value of $1.20 each.

Our shareholders' meeting has authorized our board of directors to issue common shares within the limits of the authorized share capital at such time and on such terms as our board of directors may decide during a period ending on the fifth anniversary of the extraordinary general meeting of shareholders held on April 22, 2022, which may be renewed. Accordingly, as of December 31, 2022, our board of directors may issue up to 3,487,265 common shares until such date.

Our authorized share capital is determined by our articles of association, as amended from time to time, and may be increased or reduced by amending the articles of association by a two-thirds majority of the vote at a quorate extraordinary general shareholders' meeting. Under Luxembourg law, our shareholders have no obligation to provide further capital to us.

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

Under Luxembourg law, the ownership of registered shares is established by the entry of the name of the shareholder and the number of shares held by him or her in the shareholder register. Transfers of common shares not deposited into securities accounts are effective towards us and third parties either through the recording of a declaration of transfer into the shareholders' register, signed and dated by the transferor and the transferee or their representatives or by us, upon notification of the transfer to, or upon the acceptance of the transfer by, us. Should the transfer of common shares not be recorded accordingly, the shareholder is entitled to enforce his or her rights by initiating the relevant proceedings before the competent courts of Luxembourg.

In addition, our articles of association provide that our common shares may be held through a securities settlement system or a professional depositary of securities. The depositor of common shares held in such manner has the same rights and obligations as if such depositor held the common shares directly. Common shares held through a securities settlement system or a professional depositary of securities may be transferred from one account to another in accordance with customary procedures for the transfer of securities in book-entry form. However, we will make dividend payments (if any) and any other payments in cash, common shares or other securities (if any) only to the securities settlement system or the depositary recorded in the shareholders’ register or in accordance with their instructions.

Issuance of Common Shares

Pursuant to Luxembourg Corporate Law, the issuance of common shares requires the amendment of our articles of association by the approval of two-thirds of the votes at a quorate extraordinary general shareholders' meeting; provided, however, that the general meeting may approve an increase in the authorized share capital and authorize our board of directors to issue common shares up to the maximum amount of such authorized unissued share capital for a five year period beginning either on the date of the relevant general meeting or the date of publication in the RESA of the minutes of the relevant general meeting approving such authorization. The general meeting may amend or renew such authorized share capital and such authorization of our board of directors to issue common shares.

As of December 31, 2022, we had an authorized share capital, excluding the issued share capital, of $4,184,718 and our board of directors was authorized to issue up to 3,487,265 common shares (subject to stock splits, consolidation of common shares or like transactions) with a nominal value of $1.20 per common share.

Our articles of association provide that no fractional shares will be issued or exist.

Pre-emptive Rights

Unless limited, waived or canceled by our board of directors in the context of the authorized share capital or pursuant to a decision of an extraordinary general meeting of shareholders issued in accordance with the provisions of the articles of association relating to amendments thereof, holders of our common shares have a pro rata pre-emptive right to subscribe for any new common shares issued for cash consideration. Our articles of association provide that pre-emptive rights can be waived, suppressed or limited by our board of directors for a period ending on the fifth anniversary of the date of extraordinary general meeting of shareholders held on April 22, 2022, which period therefore ends on April 22, 2027, in the event of an increase of the issued share capital by our board of directors within the limits of the authorized share capital.

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

No prior authorization by our shareholders is required for us to repurchase our own common shares if:

•we are in imminent and severe danger, in which case our board of directors must inform the general meeting of shareholders held subsequent to the repurchase of common shares of the reasons for, and aim of, such repurchase, the number and nominal value of the common shares repurchased, the fraction of the share capital such repurchased common shares represented and the consideration paid for such shares; or
•the common shares are repurchased by us or by a person acting for our account in view of a distribution of the common shares to our employees.

On May 31, 2019, the general meeting of shareholders, according to the conditions set forth in article 430-15 of Luxembourg Corporate Law, granted our board of directors the authorization to repurchase up to a maximum number of shares representing 20% of the share capital for a net purchase price being (i) no less than 50% of the lowest stock price and (ii) no more than 50% above the highest stock price, the stock price in all cases being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our board of directors, within the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction). The authorization is valid for a period ending five years from the date of the general meeting or the date of period´s renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, our board of directors is authorized to acquire and sell our common shares under the conditions set forth in the minutes of such general meeting of shareholders. Such purchases and sales may be carried out for any purpose authorized by the general meeting of Globant S.A.

On June 13, 2022, we entered into a 10b5-1 repurchase plan with HSBC Securities (USA) Inc., acting as agent for the Company, for the repurchase of an aggregate of up to 50,000 common shares in four windows, starting on July 19th, 2022 and ending on March 7th, 2023. The repurchase plan will expire on March 8, 2023.

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

Each of our common shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders and to exercise voting rights, subject to the provisions of Luxembourg law and our articles of association. Each common share entitles the holder to one vote at a general meeting of shareholders. Our articles of association provide that our board of directors shall adopt as it deems fit all other regulations concerning the attendance to the general meeting.

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

Our articles of association provide that if our common shares are listed on a stock exchange, all shareholders recorded in any register of our shareholders are entitled to be admitted and vote at the general meeting of shareholders based on the number of shares they hold on a date and time preceding the general meeting of shareholders as may be established on the record date for admission to the general meeting of shareholders (the "Record Date"), which the board of directors will determine in the convening notice. Furthermore, any shareholder, holder or depositary, as the case may be, who wishes to attend the general meeting must inform us thereof no later than on the third business day preceding the date of such general meeting, or by any other date which the board of directors may determine and specify the convening notice, in a manner to be determined by our board of directors in the notice convening the general meeting of the shareholders. In the case of common shares held through the operator of a securities settlement system or with a depositary, or sub-depositary designated by such depositary, a shareholder wishing to attend a general meeting of shareholders should receive from such operator or depositary a certificate certifying the number of common shares recorded in the relevant account on the Record Date. The certificate should be submitted to us at our registered office no later than three business days prior to the date of such general meeting. In the event that the shareholder votes by means of a proxy, the proxy must be deposited at our registered office or with any of our agents, duly authorized to receive such proxies. Our board of directors may set a shorter period for the submission of the certificate or the proxy in which case this will be specified in the convening notice.

The convening of, and attendance to, our general meetings is subject to the provisions of the Luxembourg Corporate Law.

General meetings of shareholders will be convened in accordance with the provisions of our articles of association and the Luxembourg Corporate Law and the requirement of any stock exchange on which our shares are listed. The Luxembourg Corporate Law provides -inter alia- that convening notices for every general meeting will contain the agenda and must take the form of announcements filed with the register of commerce and companies, published on the RESA, and published in a Luxembourg newspaper at least 15 days before the meeting. As all our common shares are in registered form, we may decide to send the convening notice only by registered mail to the registered address of each shareholder no less than eight days before the meeting. In that case, the legal requirements regarding the publication of the convening notice in the RESA and in a Luxembourg newspaper do not apply.

In the event (i) an extraordinary general meeting of shareholders is convened to vote on an extraordinary resolution (See below under "Voting Rights" for additional information), (ii) such meeting is not quorate and/or (iii) a second meeting is convened, the second meeting will be convened as specified above.

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

    Extraordinary Resolutions. Extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized share capital or issued share capital, (b) a limitation or exclusion of preemptive rights, (c) an approval of a merger (fusion) or de-merger (scission), (d) a dissolution, (e) an amendment to our articles of association and (f) a change of nationality. Pursuant to Luxembourg law and our articles of association, for any extraordinary resolutions to be considered at a general meeting, the quorum must be at least 50% of our issued share capital. Any extraordinary resolution will be adopted at a quorate general meeting upon a two-thirds majority of the votes validly cast on such resolution. In case such quorum is not reached, a second meeting may be convened by our board of directors in which no quorum is required, and which must still approve the amendment with two-thirds of the votes validly cast. Abstentions and nil votes will not be taken into account.

Appointment and Removal of Directors. Members of our board of directors are elected by ordinary resolution at a general meeting of shareholders. Under our articles of association, all directors are elected for a period of up to four years, provided, however, that our directors will be elected on a staggered basis. Any director may be removed with or without cause and with or without prior notice by a simple majority vote at any general meeting of shareholders. The articles of association provide that, in case of a vacancy, our board of directors may fill such vacancy on a temporary basis by a person appointed by the remaining members of our board of directors until the next general meeting of shareholders, which will resolve on a permanent appointment. The directors will be eligible for re-election indefinitely.

Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of our common shares by non-Luxembourg residents.

Amendment to Articles of Association

Shareholder Approval Requirements. Luxembourg law requires that an amendment to our articles of association be made by extraordinary resolution. The agenda of the general meeting of shareholders must include the proposed amendments to the articles of association.

Pursuant to Luxembourg Corporate Law and our articles of association, for an extraordinary resolution to be considered at a general meeting, the quorum must be at least 50% of our issued share capital. Any extraordinary resolution will be adopted at a quorate general meeting (unless otherwise required by law) upon a two-thirds majority of the votes validly cast on such resolution. If the quorum of 50% is not reached at this meeting, a second general meeting may be convened, in which no quorum is required, and may approve the resolution at a majority of two-third of votes validly cast.

Formalities. Any resolutions to amend the articles of association or to approve a merger, de-merger, change of nationality, dissolution or change of nationality must be made before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

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

Mandatory Bid, Squeeze-Out and Sell-Out Rights

Mandatory Bid. In accordance with the provisions of article 8 of our articles of association any person (the "Bidder") wishing to acquire by any means (including, but not limited to, the conversion of any financial instrument convertible into common shares), directly or indirectly, common shares of our Company (which, when aggregated with his/her/its existing common share holdings, together with any shares held by a person controlling the Bidder, controlled by the Bidder and/or under common control with the Bidder, represent at least thirty-three point thirty-three percent (33.33%) of the share capital of the Company (the "Threshold"), will have the duty to propose an unconditional takeover bid to acquire the entirety of the then-outstanding common shares together with any financial instrument convertible into common shares (the "Takeover Bid").

The consideration for each common share and financial instrument convertible into common shares payable to each holder thereof will be the same as, payable in cash only, and not lower than the highest of the following prices:

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

Declared and unpaid distributions held by us for the account of the shareholders will not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution became due and payable.

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

Our board of directors may establish one or more committees, including without limitation, an audit committee, a nominating and corporate governance committee, and a compensation committee, and for which it will, if one or more of such committees are set up, appoint members, determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable thereto. Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee.

No contract or other transaction between us and any other company or firm will be affected or invalidated by the fact that any one or more of our directors or officers is interested in, or is a director, associate, officer, agent, adviser or employee of such other company or firm. Any director or officer who serves as a director, officer or employee or otherwise of any company or firm with which we may contract or otherwise engage in business will not, by reason of such affiliation with such other company or firm only, be prevented from considering and voting or acting upon any matters with respect to such contract or other business.

 Any director who has, directly or indirectly, a conflicting interest in a transaction submitted for approval to our board of directors that conflicts with our interest, must inform our board of directors thereof and cause a record of his or her statement to be included in the minutes of the meeting. Such director may not take part in these deliberations and may not vote on the relevant transaction. At the next general meeting, before any resolution is put to a vote, a special report is to be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.

No shareholding qualification for directors is required.

Any director and other officer, past and present, is entitled to indemnification from us to the fullest extent permitted by law against liability and all expenses reasonably incurred or paid by such director in connection with any claim, action, suit or proceeding in which he or she is involved as a party or otherwise by virtue of his/her being or having been a director. We may purchase and maintain insurance for any director or other officer against any such liability.

No indemnification will be provided against any liability to our directors or executive officers by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties of a director or officer. No indemnification will be provided with respect to any matter as to which the director or officer may have been finally adjudicated to have acted in bad faith and not in our interest, and no indemnification will be provided in the event of a settlement (unless approved by a court or our board of directors).

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

C. Material Contracts

On June 2, 2022, Globant, LLC, our U.S. subsidiary, entered into a Third Amended and Restated Credit Agreement, by and among certain financial institutions listed therein, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender (the “Third A&R Credit Agreement”). The Third A&R Credit Agreement amends and restates that certain Second Amendment and Restated Credit Agreement, dated as of February 6, 2020, as amended by that certain Amendment No.1, dated as of October 1, 2021. The Third A&R Credit Agreement increases the term loan commitment to $100 million and the revolving commitment to $250 million. The amended and restated credit facility has: (i) converted the facility from LIBOR to Term SOFR as the basis for calculating the interest rates; (ii) extended the term loan and the revolving loan maturity date to February 5, 2025; and (iii) changed certain provisions (sanctions requirements, bail-in provisions) to reflect regulatory updates since the prior agreement.

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

On May 25, 2021, we entered into an underwriting agreement with Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., as representatives of the underwriters named therein, relating to the offer and sale of an aggregate of 1,380,000 of our common shares, including 180,000 common shares issued as a result of the underwriters' exercise in full of their overallotment option, at a public offering price of $214.00 per common share.

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

Luxembourg Tax Considerations

Introduction

The following is an overview of certain material Luxembourg tax consequences of purchasing, owning and disposing of the common shares issued by us. It does not purport to be a complete analysis of all possible tax situations that may be relevant to a decision to purchase, own or deposit our common shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it construed to be, legal or tax advice. Prospective purchasers of our common shares should consult their own tax advisers as to the applicable tax consequences of the ownership of our common shares, based on their particular circumstances. The following description of Luxembourg tax law is based upon the Luxembourg law and regulations as in effect and as interpreted by the Luxembourg tax authorities as of the date of this annual report and is subject to any amendments in law (or in interpretation) later introduced, whether or not on a retroactive basis. Please be aware that the residence concept used under the respective headings below applies for Luxembourg tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l'emploi) and personal income tax (impôt sur le revenu) generally. Corporate taxpayers may further be subject to net worth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, net worth tax, as well as the solidarity surcharge invariably applies to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and to the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

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
If the company and a U.S. relevant holder are eligible for the benefits of the tax treaty concluded between the United State and Luxembourg (the "Treaty"), the rate of withholding on distributions is 15%, or 5% if the beneficial owner is a U.S. relevant holder and a qualified resident company as defined in Article 24 of the Treaty that owns at least 10% of the company's voting stock.
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

Net Wealth Tax

Luxembourg resident holders of our common shares, as well as non-resident holders of our common shares who have a permanent establishment or a permanent representative in Luxembourg to which or whom our common shares are attributable, are subject to Luxembourg net wealth tax on our common shares, except if the holder is (i) a resident or non-resident individual taxpayer, (ii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iv) a professional pension institution governed by the amended law of July 13, 2005, (v) a specialized investment fund governed by the amended law of February 13, 2007, (vi) a family wealth management company governed by the amended law of May 11, 2007, (vii) an undertaking for collective investment governed by the amended law of December 17, 2010 or (viii) a reserved alternative investment fund governed by the amended law of July 23, 2016. However, (i) a securitization company governed by the amended law of March 22, 2004 on securitization, (ii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iii) a professional pension institution governed by the amended law of July 13, 2005 and (iv) a reserved alternative investment fund treated as a venture capital vehicle for Luxembourg tax purposes and governed by the amended law of July 23, 2016, remain subject to MNWT.
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
U.S. Federal Income Tax Considerations

Taxation of dividends

Distributions received by a U.S. Holder on common shares, including the amount of any Luxembourg taxes withheld, other than certain pro rata distributions of common shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that such distributions (including any Luxembourg taxes withheld) will be reported to U.S. Holders as dividends. Although it is our intention, if we pay any dividends, to pay such dividends in U.S. dollars, if dividends are paid in euros, the amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the U.S. Holder, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euro, it will be U.S. source ordinary income or loss. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us, except that certain holders of our common shares that are corporations and that directly, indirectly or constructively own 10% or more of our voting power or value may be entitled to a 100% dividends received deduction under certain circumstances. The rules with respect to the dividends received deduction are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances and on whether we are a PFIC, a “controlled foreign corporation” or both, among other things. You should consult your own tax advisor to determine the effect of the dividends received deduction on your ownership of our common stock. Subject to applicable limitations, dividends received by certain non-corporate U.S. Holders of common shares generally will be taxable at the reduced rate that otherwise applies to long-term capital gains. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. Certain pro rata distributions of ordinary shares to all shareholders are not generally subject to U.S. federal income tax.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display

As a foreign private issuer, we are subject to periodic reporting and other informational requirements of the Exchange Act as applicable. Accordingly, we are required to file reports, including this annual report on Form 20-F, and other information with the SEC. However, we have a four-month period to file our annual report with the SEC rather than the three-month period that United States domestic issuers are afforded, and we are not required to disclose certain detailed information regarding executive compensation that is required from United States domestic issuers. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently as companies that are not foreign private issuers whose securities are registered under the Exchange Act. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act that requires the furnishing of proxy statements to shareholders, and our senior management, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see note 29 to our audited consolidated financial statements for the year ended December 31, 2022.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

a) Disclosure Controls and Procedures

As of December 31, 2022, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were effective as of December 31, 2022.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of this assessment, our management has determined that our internal control over financial reporting was effective as of December 31, 2022.

Our management has excluded Genexus S.A., Advanced Research & Technology, S.A. de C.V., Artech Informática do Brasil Ltda, Newtech Informática Ltda., Sysdata SPA, Nescara Ltda., KTBO S.A., KTBO Brasil Comunicacoes Digitais Ltda, KTBO Chile SpA, KTBO Colombia S.A.S., KTBO S.A. de C.V.,Contenidos Digitales KTBO, S.C., KTBO S.A.C., eWave Holdings Pty Ltd, Vertic A/S, Adbid Latinoamerica S.A.S., Adbid Latam MX S.A. de C.V., Procesalab S.A.S, and Sports Reinvention Entertainment Group, S.L. (see note 26 to our audited consolidated financial statements), from its assessment of internal control over financial reporting as of December 31, 2022 because they were acquired by the Company in purchase business combinations during 2022. In aggregate, the entities incorporated as business combinations constitute 4.6% of our consolidated assets and 2.0% of consolidated revenues as of and for the year ended December 31, 2022.

c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

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

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

See “Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.” Our Board of Directors has determined that Maria Pinelli qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B. CODE OF ETHICS.

Effective as of July 23, 2014, we adopted a code of business conduct and ethics which sets the guidelines and principles necessary for promoting and assuring good behavior within the organization. On January 26, 2022, our board of directors approved and adopted the 2022 Code of Ethics, which became effective on March 1, 2022. The new code introduces new important topics, including, among others, anti-money laundering provisions, protection of Globant's image and proper use of social media, third party's audits and government investigations and matters of integration and diversity. A copy of that code is available on our website at investors.globant.com/code-of-ethics. Any amendments to such code will be disclosed on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees for the services provided by our auditor, Price Waterhouse & Co. S.R.L. for the years 2022 and 2021, classified by type of service rendered for the periods indicated, in thousands of dollars:

	2022	2021

	($ in thousands)
Audit Fees (1)	$1,569	$1,519
Audit Related Fees (2)	53	159
Tax Fees (3)	—	—
All Other Fees (4)	—	—
Total	1,622	1,678

(1)"Audit Fees" includes fees for professional services rendered by the principal accountant in connection with the audit of the annual financial statements, certain procedures regarding our quarterly financial results, revisions of purchase price allocations related to acquisitions and services in connection with statutory and regulatory filings.
(2)“Audit Related Fees” includes fees for professional services rendered by the principal accountant and not included under the prior category. These services include, among others, and fees relating to the issuance of comfort letters and other procedures in connection with our offering of securities.
(3)“Tax Fees” includes fees for professional services rendered by the principal accountant for tax compliance, advice and planning.
(4)“All Other Fees” includes fees for products and services provided by the principal accountant, other than Audit Fees and Audit-Related Fees.

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

As a Luxembourg company listed on the NYSE, we are not required to comply with all the corporate governance listing standards of the NYSE for U.S. listed companies. However, we believe that our corporate governance practices meet, in all material respects, the corporate governance standards that are generally required by the NYSE for U.S. listed companies. Below is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for listed U.S. companies by the NYSE (although that our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed in this document).

Majority of Independent Directors

Under NYSE standards, U.S. listed companies must have a majority of independent directors. There is no legal requirement under Luxembourg law to have a majority of independent directors on the board of directors.

Non-management Directors’ Meetings

Under NYSE standards, non-management directors must meet at regularly scheduled executive meetings without management present and, if such group includes directors who are not independent, a separate independent directors meeting should be held at least once per year. Luxembourg law does not require holding such meetings. For additional information, see “Directors, Senior Management and Employees - Directors and Senior Management.”

Audit Committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Luxembourg law also provides for an audit committee and related rules. Our articles of association provide that the board of directors must set up an audit committee. The board of directors has set up an Audit Committee and has appointed Messrs. Odeen, Haythornthwaite and Ms. Pinelli, with Mr. Odeen serving as the chairman of our audit committee and Ms. Pinelli serving as the audit committee financial expert as currently defined under applicable SEC rules. Each of Messrs. Odeen, Haythornthwaite and Ms. Pinelli satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well as under Rule 10A-3 under the Exchange Act. For additional information, see “Directors, Senior Management and Employees — Board Practices”.

Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members must have experience in accounting or financial administration. In addition, if a member of the audit committee is a member of the audit committee of more than three public companies simultaneously, and the listed company does not limit the number of audit committees in which its members may serve, then the board must determine whether the simultaneous service would prevent such member from effectively serving in the listed company’s audit committee in each case, and must publicly disclose its decision. Under Luxembourg law, at least one member of the audit committee must be financially literate and the committee members as a whole must have competence relevant to the sector in which the company is operating.

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

The board of directors has set up corporate governance and nominating committee and has appointed Mr. Álvarez-Demalde and Mses. Mayumi Petroni Merhy and Rottenberg, with Ms. Rottenberg serving as chairman of our corporate governance and nominating committee. Each of Mr. Álvarez-Demalde and Mses. Mayumi Petroni Merhy and Rottenberg satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE. For additional information, see “Directors, Senior Management and Employees — Board Practices”.

Compensation Committee

The NYSE requires that a listed U.S. company have a compensation committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee.

The current members of our compensation committee are Messrs. Odeen, Álvarez-Demalde and Haythornthwaite, with Mr. Odeen serving as chairman. Each of Messrs. Odeen, Álvarez-Demalde and Haythornthwaite satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE. For additional information, see “Directors, Senior Management and Employees—Board Practices”.

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

Code of Business Conduct and Ethics

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Effective as of July 23, 2014 we adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. On January 26, 2022, our board of directors approved and adopted the 2022 Code of Ethics, which became effective on March 1, 2022. The new code introduces new important topics, including, but not limited to, anti-money laundering provisions, protection of Globant's image and proper use of social media, third party's audits and government investigations and matters of integration and diversity. A copy of that code, as amended, is available on our website at www.globant.com.

Chief Executive Officer Certification

A chief executive officer of a U.S. company listed on NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, our chief executive officer is not required to provide NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, our chief executive officer must promptly notify NYSE in writing after any of our executive officers becomes aware of any noncompliance with any applicable provision of NYSE's corporate governance standards. In addition, we must annually submit an executed written affirmation and an interim written affirmation each time a change occurs to the board or the audit committee.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit No.	Description
1.1	Amended Articles of Association, dated January 25, 2023.
2.1	Description of Capital Stock.
4.1	Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on May 28, 2014.
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

4.5	Amendment No. 4 to Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 99.5 to the Registrant's Form S-8 (SEC File No. 333-266204), filed with the SEC on July 8, 2022.
4.6
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

4.8
Form of Time Restricted Stock Unit Notice and Time Restricted Stock Unit Agreement; incorporated by reference to Exhibit 4.7 to the Registrant's Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on February 28, 2020.

4.9
Form of Performance Restricted Stock Unit Notice and Performance Restricted Stock Unit Agreement, incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on February 26, 2021.

4.10
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

4.11
Third Amended and Restated Credit Agreement, dated June 2, 2022, by and among Globant, LLC, as borrower, HSBC Bank USA, N.A., Citibank, N.A., PCN Bank, National Association (f/k/a BBVA USA), BNP Paribas, Truist Bank, US Bank National Association, Silicon Valley Bank, JPMorgan Chase Bank, N.A., and Bank of America, N.A., as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender.

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

Date: February 28, 2023

GLOBANT S.A.
By:	/s/ Juan Ignacio Urthiague

Name:	Juan Ignacio Urthiague
Title:	Chief Financial Officer

GLOBANT S.A.

Globant S.A.

Consolidated Financial Statements as of December 31, 2022 and December 31, 2021 and for each of the three years in the period ended December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Globant S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Globant S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Genexus S.A., Advanced Research & Technology, S.A. de C.V., Artech Informática do Brasil Ltda, Newtech Informática Ltda., Sysdata SPA, Nescara Ltda., KTBO S.A., KTBO Brasil Comunicacoes Digitais Ltda,

KTBO Chile SpA, KTBO Colombia S.A.S., KTBO S.A. de C.V.,Contenidos Digitales KTBO, S.C., KTBO S.A.C., eWave Holdings Pty Ltd, Vertic A/S, Adbid Latinoamerica S.A.S., Adbid Latam MX S.A. de C.V., Procesalab S.A.S, and Sports Reinvention Entertainment Group, S.L. from its assessment of internal control over financial reporting as of December 31, 2022 because they were acquired by the Company in purchase business combinations during 2022. We have also excluded Genexus S.A., Advanced Research & Technology, S.A. de C.V., Artech Informática do Brasil Ltda, Newtech Informática Ltda., Sysdata SPA, Nescara Ltda., KTBO S.A., KTBO Brasil Comunicacoes Digitais Ltda, KTBO Chile SpA, KTBO Colombia S.A.S., KTBO S.A. de C.V.,Contenidos Digitales KTBO, S.C., KTBO S.A.C., eWave Holdings Pty Ltd, Vertic A/S, Adbid Latinoamerica S.A.S., Adbid Latam MX S.A. de C.V., Procesalab S.A.S, and Sports Reinvention Entertainment Group, S.L. from our audit of internal control over financial reporting. Genexus S.A., Advanced Research & Technology, S.A. de C.V., Artech Informática do Brasil Ltda, Newtech Informática Ltda., Sysdata SPA, Nescara Ltda., KTBO S.A., KTBO Brasil Comunicacoes Digitais Ltda, KTBO Chile SpA, KTBO Colombia S.A.S., KTBO S.A. de C.V.,Contenidos Digitales KTBO, S.C., KTBO S.A.C., eWave Holdings Pty Ltd, Vertic A/S, Adbid Latinoamerica S.A.S., Adbid Latam MX S.A. de C.V., Procesalab S.A.S, and Sports Reinvention Entertainment Group, S.L. are consolidated subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting collectively represent approximately 4.6% and 2.0% respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

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

Business Combinations – Valuation of Identifiable Intangible Assets

As described in Notes 4 and 26 to the consolidated financial statements, the Company completed eight (8) business combinations (the “acquisitions”) for aggregate consideration of $272 million during the year ended December 31, 2022, which resulted in the recognition of $82 million of identifiable intangible assets. Management applied significant judgment in estimating the fair value of the identifiable intangible assets acquired, which involved the use of significant estimates and assumptions with respect to the timing and amounts of cash flow projections, revenue growth rates, customer attrition rates and discount rates.

The principal considerations for our determination that performing procedures relating to business combinations – valuation of identifiable intangible assets is a critical audit matter are (i) a high degree of auditor judgment and subjectivity in performing procedures relating to the estimated fair value of identifiable intangible assets acquired due to the significant judgment by management when developing the estimate; (ii) the significant audit effort in evaluating the significant assumptions related to the revenue growth rates, customer attrition rates and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of identifiable intangible assets and controls over the development of significant assumptions related to revenue growth rates, customer attrition rates and discount rates. These procedures also included, among others, (i) reading the purchase agreement and (ii) testing management’s process for estimating the fair value of identifiable intangible assets. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of significant assumptions related to revenue growth rates, customer attrition rates and discount rates used to estimate the fair value of identifiable intangible assets. Evaluating the reasonableness of the revenue growth rates and customer attrition rates involved considering the past performance of the acquired businesses, as well as available economic and industry data. The discount rates were evaluated by considering the cost of capital of comparable businesses, other industry factors and the implied rate of return on the overall transactions. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s valuation methods.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Reinaldo Sergio Cravero (Partner)

Autonomous City of Buenos Aires, Argentina
February 28, 2023

We have served as the Company’s auditor since 2020.

GLOBANT S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2022	2021	2020

Revenues	5	1,780,243	1,297,078	814,139
Cost of revenues	6.1	(1,110,848)	(802,090)	(509,812)
Gross profit		669,395	494,988	304,327

Selling, general and administrative expenses	6.2	(456,324)	(343,004)	(217,222)
Net impairment losses on financial assets		(6,364)	(7,551)	(3,080)
Other operating income and expenses, net		—	—	(83)
Profit from operations		206,707	144,433	83,942

Finance income	7	2,832	652	1,920
Finance expense	7	(16,552)	(12,708)	(10,430)
Other financial results, net	7	173	(3,923)	3,601
Financial results, net		(13,547)	(15,979)	(4,909)

Share of results of investment in associates	12.2	119	(233)	(622)

Other income and expenses, net	8	(395)	(3,369)	(1,887)
Profit before income tax		192,884	124,852	76,524

Income tax	9.1	(43,405)	(28,497)	(22,307)
Net income for the year		149,479	96,355	54,217

Other comprehensive income (loss) net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations		(21,770)	(3,733)	(398)
- Net change in fair value on financial assets measured at FVOCI		(107)	1	—
- Gains and losses on cash flow hedges		(3,171)	11	281
Total comprehensive income for the year		124,431	92,634	54,100

Net income attributable to:
Owners of the Company		148,891	96,065	54,217
Non-controlling interest		588	290	—
Net income for the year		149,479	96,355	54,217

Total comprehensive income for the year attributable to:
Owners of the Company		123,044	92,344	54,100
Non-controlling interest		1,387	290	—
Total comprehensive income for the year		124,431	92,634	54,100

GLOBANT S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2022	2021	2020

Earnings per share
Basic	10	3.55	2.35	1.41
Diluted	10	3.47	2.28	1.37
Weighted average of outstanding shares (in thousands)
Basic	10	41,929	40,940	38,515
Diluted	10	42,855	42,076	39,717

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2022 AND 2021
(in thousands of U.S. dollars)

		As of December 31,
	Notes	2022	2021
ASSETS
Current assets
Cash and cash equivalents	11	292,457	427,804
Investments	12.1	48,408	32,581
Trade receivables	13	425,422	300,109
Other assets	17	15,197	7,855
Other receivables	14	70,212	49,194
Other financial assets	18	6,529	2,057
Total current assets		858,225	819,600

Non-current assets
Investments	12.1	1,513	1,027
Other assets	17	10,657	8,583
Other receivables	14	16,316	24,263
Deferred tax assets	9.2	46,574	58,404
Investment in associates	12.2	1,337	—
Other financial assets	18	34,978	25,233
Property and equipment	15	161,733	133,373
Intangible assets	16	181,612	102,016
Right-of-use asset	28	147,311	144,581
Goodwill	26.4	739,204	567,451
Total non-current assets		1,341,235	1,064,931
TOTAL ASSETS		2,199,460	1,884,531

LIABILITIES
Current liabilities
Trade payables	19	88,648	63,210
Payroll and social security taxes payable	20	203,819	184,464
Borrowings	21	2,838	10,305
Other financial liabilities	18	59,316	63,059
Lease liabilities	28	37,681	25,917
Tax liabilities	22	23,454	18,071
Income tax payable		11,276	20,318
Other liabilities		808	955
Total current liabilities		427,840	386,299

Non-current liabilities
Trade payables	19	5,445	6,387
Borrowings	21	861	1,935
Other financial liabilities	18	82,222	61,226
Lease liabilities	28	97,457	108,568
Deferred tax liabilities	9.2	11,291	1,289
Income tax payable		—	877
Payroll and social security taxes payable	20	4,316	—
Contingent liabilities	23	13,615	9,637
Total non-current liabilities		215,207	189,919
TOTAL LIABILITIES		643,047	576,218

Capital and reserves
Issued capital		50,724	50,080
Additional paid-in capital		950,520	872,030
Other reserves		(32,242)	(6,395)
Retained earnings		538,551	389,660
Total equity attributable to owners of the Company		1,507,553	1,305,375
Non-controlling interests		48,860	2,938
Total equity		1,556,413	1,308,313
TOTAL EQUITY AND LIABILITIES		2,199,460	1,884,531
The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Total
Balance at January 1, 2020	36,963,619	44,356	157,537	239,378	(2,497)	(60)	438,714	438,714
Issuance of shares under share-based compensation plan (see note 30.1)	394,319	473	18,357	—	—	—	18,830	18,830
Issuance of shares under subscription agreement (see note 30.1)	226,850	272	46,026	—	—	—	46,298	46,298
Common shares issued pursuant to the June 2020 public offering (see note 30.2)	2,300,000	2,760	298,120	—	—	—	300,880	300,880
Share-based compensation plan (see note 25)	—	—	21,117	—	—	—	21,117	21,117
Other comprehensive income (loss) for the year	—	—	—	—	(398)	281	(117)	(117)
Net income for the year	—	—	—	54,217	—	—	54,217	54,217
Balance at December 31, 2020	39,884,788	47,861	541,157	293,595	(2,895)	221	879,939	879,939

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in thousands of U.S. dollars except number of shares issued)

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve and cash flow hedge reserve	Attributable to owners of the Parent	Non-controlling interests	Total
Issuance of shares under share-based compensation plan (see note 30.1)	449,078	539	27,065	—	—	—	27,604	—	27,604
Issuance of shares under ESPP plan (note 17.3)	7,453	9	2,331	—	—	—	2,340	—	2,340
Issuance of shares under subscription agreement (see note 30.1)	38,879	47	9,074	—	—	—	9,121	—	9,121
Equity settled deferred consideration ( note 26)	—	—	2,152	—	—	—	2,152	—	2,152
Common shares issued pursuant to the May 2021 public offering (see note 30.2)	1,380,000	1,656	284,551	—	—	—	286,207	—	286,207
Share-based compensation plan (see note 25)	—	—	29,209	—	—	—	29,209	—	29,209
Repurchase of shares (note 25.4)	(27,000)	(32)	(7,224)	—	—	—	(7,256)	—	(7,256)
Non-controlling interest arising on a business combination (note 26)	—	—	—	—	—	—	—	2,648	2,648
Put option over non-controlling interest (note 3.13.3)	—	—	(16,285)	—	—	—	(16,285)	—	(16,285)
Other comprehensive income (loss) for the year	—	—	—	—	(3,733)	12	(3,721)	—	(3,721)
Net income for the year	—	—	—	96,065	—	—	96,065	290	96,355
Balance at December 31, 2021	41,733,198	50,080	872,030	389,660	(6,628)	233	1,305,375	2,938	1,308,313

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in thousands of U.S. dollars)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve and cash flow hedge reserve	Attributable to owners of the Parent	Non-controlling interest	Total
Balance at January 1, 2022	41,733,198	50,080	872,030	389,660	(6,628)	233	1,305,375	2,938	1,308,313
Issuance of shares under share-based compensation plan (see note 30.1)	360,680	433	35,641	—	—	—	36,074	—	36,074
Issuance of shares under ESPP plan (note 25.4)	39,136	47	8,934	—	—	—	8,981	—	8,981
Issuance of shares under subscription agreement (see note 30.1)	183,145	220	35,636	—	—	—	35,856	—	35,856
Share-based compensation plan (see note 25)	—	—	6,605	—	—	—	6,605	—	6,605
Repurchase of shares (note 25.4)	(46,500)	(56)	(9,260)	—	—	—	(9,316)	—	(9,316)
Put option over non-controlling interest (note 3.13.3)	—	—	934	—	—	—	934	(934)	—
Non-controlling interest arising on a business combination (note 26)	—	—	—	—	—	—	—	45,469	45,469
Other comprehensive income (loss) for the year	—	—	—	—	(21,770)	(3,278)	(25,847)	799	(25,048)
Net income for the year	—	—	—	148,891	—	—	148,891	588	149,479
Balance at December 31, 2022	42,269,659	50,724	950,520	538,551	(28,398)	(3,045)	1,507,553	48,860	1,556,413

(1) All shares are issued, authorized and fully paid. Each share is issued at a nominal value of $1.20 per share and entitles to one vote.

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in thousands of U.S. dollars)

	For the year ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net income for the year	149,479	96,355	54,217
Adjustments to reconcile net income for the year to net cash flows from operating activities:
Share-based compensation expense	60,251	37,031	22,423
Current income tax (note 9.1)	44,756	53,319	27,834
Deferred income tax (note 9.1)	(1,351)	(24,822)	(5,527)
Depreciation of property and equipment (note 15)	25,324	19,799	16,037
Depreciation of right-of-use assets (note 28)	35,244	23,833	17,638
Amortization of intangible assets (note 16)	47,365	36,654	14,805
Impairment of intangible assets (note 16)	1,017	80	83
Leases discount	—	—	(512)
Net impairment losses on financial assets	6,364	7,551	3,080
Remeasurement at fair value of investment in associates	—	(1,538)	—
Gain from sale of financial instrument (note 3.12.9)	—	—	(800)
Allowance for claims and lawsuits (note 23)	1,871	5,769	1,598
(Gain) Loss on remeasurement of contingent consideration and call/put option over non-controlling interest (note 29.9.1)	(1,147)	4,694	2,431
Gain on transactions with bonds (note 3.18)	(13,883)	(708)	(9,580)
Accrued interest	11,203	9,828	6,955
Interest received	2,686	585	1,872
Net loss arising on financial assets measured at FVPL	7,537	8,537	3,423
Net (gain) loss arising on financial assets measured at FVOCI	(165)	130	287
Net gain arising on financial assets measured at amortized cost (note 7)	—	—	(395)
Exchange differences	4,648	(5,708)	3,631
Share of results of investment in associates	(119)	233	622
Payments related to forward and future contracts	(6,242)	(1,692)	(3,104)
Proceeds related to forward and future contracts	3,918	1,368	3,039
Payments of remeasured earn-outs related to acquisition of business	(4,467)	—	(5,218)
Gain arising from lease disposals	—	(643)	(180)
Loss arising from property and equipment and intangibles derecognition	1,632	—	—
Changes in working capital:
Net increase in trade receivables	(104,315)	(93,019)	(33,926)
Net increase in other receivables	(21,021)	(21,149)	(10,887)
Net (increase) decrease in other assets	(9,416)	(1,338)	6,135
Net (decrease) increase in trade payables	(2,651)	10,870	(2,770)
Net increase in payroll and social security taxes payable	13,398	66,670	11,488
Net increase in tax liabilities	264	4,595	363
Utilization of provision for contingent liabilities (note 23)	(1,750)	(8,113)	(615)
Income tax paid	(52,906)	(50,197)	(24,575)
Net cash provided by operating activities	197,524	178,974	99,872

Cash flows from investing activities
Acquisition of property and equipment (2)	(47,063)	(42,766)	(29,294)
Proceeds from disposals of property and equipment and intangibles	—	1,249	951
Acquisition of intangible assets (3)	(48,367)	(34,868)	(24,168)
Acquisition of investment in sovereign bonds	(24,883)	(5,990)	(16,700)
Proceeds from investment in sovereign bonds	38,766	6,698	26,280
Payments related to forward and future contracts	(25,561)	(13,534)	(7,673)
Proceeds related to forward and future contracts	12,511	3,923	4,839
Acquisition of investments measured at FVPL	(414,950)	(238,991)	(436,660)
Proceeds from investments measured at FVPL	393,059	230,236	443,005
Acquisition of investments measured at FVOCI	(264,992)	(49,965)	(2,994)
Proceeds from investments measured at FVOCI	269,102	44,976	3,316
Proceeds from investments measured at amortized cost	—	—	625

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	For the year ended December 31,
	2022	2021	2020

Acquisition of investments measured at amortized cost	—	—	(615)
Payments to acquire equity instruments	(5,148)	(5,762)	(9,167)
Payments to acquire investments in associates	(500)	(1,389)	—
Acquisition of investment in convertible notes (note 29)	(2,667)	(2,772)	(701)
Acquisition of business, net of cash (note 26) (1)	(126,370)	(144,503)	(69,060)
Payments of earn-outs related to acquisition of business	(22,241)	(19,422)	(5,999)
Net cash used in investing activities	(269,304)	(272,880)	(124,015)

Cash flows from financing activities
Proceeds from the issuance of common shares pursuant to May 2021 and June 2020 Public Offering, net of costs	—	286,207	300,880
Proceeds from the issuance of shares under the share-based compensation plan (note 30.1)	3,508	6,612	5,825
Proceeds from the issuance of shares under the ESPP plan	8,981	2,340	—
Repurchase of shares	(9,316)	(7,256)	—
Payment of call/put-option over non-controlling interest	(5,166)	—	—
Cash paid for the settlements of the derivative financial instruments used to hedge interest rate risk	—	—	(127)
Proceeds from subscription agreements (note 30.1)	—	—	1,203
Proceeds from borrowings (note 21)	—	13,500	155,108
Repayment of borrowings (note 21)	(8,269)	(29,384)	(194,332)
Payments of principal portion of lease liabilities (note 28)	(30,564)	(21,786)	(23,237)
Payments of lease liabilities interest (note 28)	(6,822)	(5,415)	(1,904)
Interest paid (note 21)	(2,491)	(832)	(1,870)
Payments of installments related to acquisition of business	(15,541)	—	—
Net cash (used in) provided by financing activities	(65,680)	243,986	241,546

(Decrease) increase in cash and cash equivalents	(137,460)	150,080	217,403

Cash and cash equivalents at beginning of the year	427,804	278,939	62,721
Effect of exchange rate changes on cash and cash equivalents	2,113	(1,215)	(1,185)
Cash and cash equivalents at end of the year	292,457	427,804	278,939

(1) Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries net of cash acquired (note 26):

Supplemental information
Cash paid	172,445	161,107	84,643
Less: cash and cash equivalents acquired	(46,075)	(16,604)	(15,583)
Total consideration paid net of cash and cash equivalents acquired	126,370	144,503	69,060

As of December 31, 2022, the Company issued 135,096 common shares for a total amount of 25,531, according to the subscription agreement included in the stock purchase agreement, these were non-cash transactions. As of December 31, 2021, the Company issued 27,962, common shares for a total amount of 6,621, according to the subscription agreement included in the stock purchase.
(2)In 2022, 2021 and 2020, there were 16,225, 10,129 and 1,515 of acquisition of property and equipment financed with trade payables, respectively. In 2022, 2021 and 2020, the Company paid 10,129, 1,515 and 2,179 related to property and equipment acquired in 2021, 2020 and 2019, respectively.
(3)In 2022, 2021 and 2020 there were 1,984, 3,662 and 285 of acquisition of intangibles financed with trade payables, respectively. In 2022, and 2021, the Company paid 3,662 and 285 related to intangibles acquired in 2021 and 2020, respectively, in 2019 there were no acquisition of intangibles financed with trade payables.

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 – COMPANY OVERVIEW AND BASIS OF PRESENTATION

Globant S.A. is a digitally native company organized in the Grand Duchy of Luxembourg, primarily engaged in helping organizations to reinvent themselves and unleash their potential (hereinafter the “Company” or “Globant” or “Globant Group”). Globant is the place where innovation, design and engineering meet scale.

The Company's principal operating subsidiaries and countries of incorporation as of December 31, 2022 were the following:

Country	Company
Argentina	Sistemas Globales S.A.
Argentina	Decision Support S.A.
Argentina	IAFH Global S.A.
Brazil	Globant Brasil Consultoria LTDA
Chile	Sistemas Globales Chile Asesorías Limitada
Colombia	Sistemas Colombia S.A.S.
India	Globant India Private Limited
Mexico	IAFH Globant IT Mexico S. de R.L. de C.V.
Peru	Globant Peru S.A.C
Spain	Software Product Creation, S.L.
United Kingdom	Globant UK Limited
United States of America	Globant LLC
United States of America	Grupo Assa Corp
United States of America	Globant IT Services
Uruguay	Sistemas Globales Uruguay S.A.

The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Most of the revenues are generated through subsidiaries located in the U.S. The Company's workforce is mainly located in Latin America and to a lesser extent in India, Europe and the U.S.

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

2.1 – Application of new and revised International Financial Reporting Standards

•Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2022. The impact of the new and revised standards and interpretations mentioned on these consolidated financial statements is described as follows.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company has adopted the following standards and interpretation that became applicable for annual periods commencing on or after January 1, 2022:

Amendments to IFRS 3	Reference to the Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment — Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts — Cost of Fulfilling a Contract
Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41	Annual Improvements to IFRS Standards 2018-2020

Those amendments did not have any material impact on the Company's accounting policies and did not require retrospective adjustments.

•New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback [1]
Amendments to IAS 1	Non-current Liabilities with Covenants [1]

1 Effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted.

• On September 22, 2022, IASB issued 'Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)' specifying the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company has not opted for early application.

• On October 31, 2022, IASB issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)' to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company has not opted for early application.

The following standards and interpretation will become applicable for annual periods commencing on or after January 1, 2023:

Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction

• On February 12, 2021, IASB issued 'Definition of Accounting Estimates (Amendments to IAS 8)' providing a new definition of accounting estimates to help entities to distinguish between accounting policies and accounting estimates.

The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company has not opted for early application.

• On February 12, 2021, the IASB issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)' to help preparers in deciding which accounting policies to disclose in their financial statements.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

• On May 7, 2021, the International Accounting Standards Board (the “IASB”) issued 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)' clarifying that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 – Acquisitions

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
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

Arrangements that include remuneration of former owners of the acquiree for future services are excluded of the acquisitions and will be recognized as expense during the required service period.

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

The Company has not recognized any impairment loss in the years ended December 31, 2022, 2021 and 2020.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

The Company provides hosted access to software applications for a subscription-based fee. The revenue from these subscriptions contracts is recognized at a point in time, given that the performance obligation is satisfied when the contract is signed by the customer and the Company. In some cases, as subscriptions resales, the Company acts as an agent because the performance obligation is to arrange for the service to be provided to the customer by another party (the owner of the software applications). Consequently, the revenue is measured as the amount of the commission, which is the net amount of consideration that the Company retains after paying the other party the consideration received in exchange for the services to be provided by that party.

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
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

The Company made adjustments related to leases that are subject to changes in the consumer price index. As of December 31, 2022 and 2021, such adjustments amounted to 1,762 and 1,113 respectively.

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

3.5 – Foreign currencies

The functional currency of the Company and most of its subsidiaries is the U.S. dollar, except for some subsidiaries where their functional currency is their respective local currency considering it is the primary economic environment in which the subsidiary operates.

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

Accounting standards are applied on the assumption that the value of money (the unit of measurement) is constant over time. However, when the rate of inflation is no longer negligible, a number of issues arise impacting the true and fair nature of the accounts of entities that prepare their financial statements on a historical cost basis. To address such issues, entities apply IAS 29 Financial Reporting in Hyperinflationary Economies from the beginning of the period in which the existence of hyperinflation is identified. Based on the statistics published on July 17, 2018, Argentina's economy started to be considered

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

hyperinflationary. As of December 31, 2022 and 2021, the 3-year cumulative rate of inflation for consumer prices in Argentina is 300% and 216%, respectively. As of December 31, 2022 and 2021, the Company assessed that the effects of inflation are not material to the financial statements, since the most significant Argentine subsidiaries have the U.S. dollars as their functional currency, except for Globers S.A.

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

Globant S.A, is subject to a corporate income tax rate of 17% on taxable income exceeding EUR 200, leading to an overall tax rate of 24.9% in Luxembourg (taking into account the solidarity surtax of 7% on the CIT rate, and including the 6.8% municipal business tax rate applicable).

The holding company located in Spain elected to be included in the Spanish special tax regime for entities having substantially all of their operations outside of Spain, known as “Empresas Tenedoras de Valores en el Exterior” (“ETVE”). Globant España S.A was registered in 2008. Under the ETVE regime, dividends distributed from its foreign subsidiaries as well as any gain resulting from disposal are subject to 95% of tax exemption effective from January 1st, 2020. In order to be entitled to the benefit, among other requirements, the main activity of the entities must be the administration and management of equity instruments from non-Spanish entities and such entities must be subject to a tax regime similar to that applicable in Spain for non-ETVEs companies. As of December 31, 2021 and 2022 the Spanish Holding company did not receive dividends distributions. If this tax exemption would not apply partially, the applicable tax rate should be 25%. The Company´s Spanish subsidiaries are subject to a 25% corporate income tax rate.

Starting fiscal year 2021, Argentina has progressive system of corporate income tax rates ranging from 25% to 35% .

On May 22, 2019, the Argentine Congress enacted Law No. 27,506 ("Ley de Economía del Conocimiento"), which provides a promotional regime for the Knowledge Economy, which was modified by means of Law No. 27,570, published on October 26, 2020 ("Knowledge based Economy Law"). The Knowledge based Economy Law is valid from January 1, 2020 - for the legal entities adhered to the Software Promotion Law- and from the publication of the Law No. 27,570 for other entities, and in both cases until December 31, 2029, and aims to promote economic activities that apply knowledge and digitization of information, supported by advances in science and technology, to obtain goods and services and improve processes.

The entities IAFH Global S.A, Sistemas Globales S.A, BSF S.A, Decision Support S.A and Atix S.A. were beneficiaries of the Software Promotion Law and expressed the willingness to continue in the regime under the Knowledge based Economy Law, accordingly. Once the formalities established for this purpose are fulfilled, the entities will be incorporated in the National Registry of Beneficiaries, and will enjoy the benefits of the Knowledge Economy Law retroactively from January 1st, 2020.

The beneficiaries of the regime will enjoy the following benefits:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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
- The beneficiaries that export at least 70% of its annual sales originated in the promoted activities, will be allowed to transfer for one time the credit, up to an amount equivalent to the percentage of exports for each period
– A 0% rate of export duties applicable to the export of services promoted by the Law.

The entities Atix Labs S.RL., Decision Support S.A, BSF S.A , IAFH Global S.A and Sistemas Globales S.A., were approved as beneficiaries of the Knowledge Economic Law by the Subsecretary of Knowledge Economy and incorporated into the National Registry on July 8, 2021, September 24, 2021, October 15, 2021, December 14, 2021 and February 8, 2022.

Decision Support S.A is considered as a medium- size enterprise with a reduction of 40% on the income tax rate while BSF S.A and Atix Labs S.R.L are considered a micro and small enterprise with a 60% of reduction. Sistemas Globales S.A. and IAFH Global S.A are considered as a large enterprise. For this company the benefit is a reduction of 20%.

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
The Company’s Argentine subsidiaries, Globers S.A., Dynaflows S.A. and KTBO S.A. are subject to a corporate income tax rate under a progressive tax scale as they are not included within the Software Promotion Regime nor Knowledge Economy Regime.

The Company’s Uruguayan subsidiary Sistemas Globales Uruguay S.A. is domiciled in a tax free zone and has an indefinite tax relief of 100% of the income tax rate and an exemption from VAT. The net income arising under Sistemas Globales Uruguay S.A. for years ended in December 2022, 2021 and 2020 were 49,806, 18,835 and 29,818, respectively. The Company’s Uruguayan subsidiary Difier S.A., Genexus S.A and Kurfur S.A are located outside tax-free zone and according to Article 161 bis of Decree No. 150/007 the software development services performed are exempt from income tax.

The Colombian subsidiaries are subject to federal corporate income tax at the rate of 35%. Until December 31, 2021 the federal corporate income tax rate was 31%.

On September 14 2021, the Colombian Government enacted the “Ley de Inversión Social” (Law No. 2,155), which introduces a tax reform. Among other things, the law increases the corporate income tax rate to 35% for tax years commencing on or after January 1, 2022. This rate applies to Colombian entities, permanent establishments in Colombia and foreign taxpayers with Colombian-source income that must file income tax returns in Colombia.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

The Company's Indian subsidiary Globant India Private Limited is primarily export-oriented and is eligible for certain income tax holiday benefits granted by the government of India for export activities conducted within Special Economic Zones, or SEZs. Starting August 3, 2017, one of the development center located in Pune is eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years, and 50% of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the center meeting defined conditions. Indian profits ineligible for SEZ benefits are subject to corporate income tax at the rate of 34.61%. In addition, all Indian profits, including those generated within SEZs, are subject to the Minimum Alternative Tax (MAT), at the current rate of approximately 21.34%, including surcharges.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

As of December 31, 2022 and 2021, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred (assessed as not probable), as of the date of the financial statements in accordance with IFRIC 23 in an amount of 5,119 and 4,937, related to assessments for the fiscal years 2016 to 2022 and 2015 to 2021, respectively. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use. Land is not depreciated.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss. As of December 31, 2022, the Company has derecognized property and equipment for an amount of 101.

The value of fixed assets, taken as a whole, does not exceed their recoverable value.

3.9 – Intangible assets

Intangible assets include licenses, customer relationships, customer contracts, non-compete agreements, platforms and cryptocurrencies. The accounting policies for the recognition and measurement of these intangible assets are described below.

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

3.9.1.1 - Cryptocurrencies

The Company accounts for its crypto assets as indefinite-lived intangible assets in accordance with IAS 38 "Intangible Assets". Bitcoin, Ethereum and Stable Coin are cryptocurrencies that are considered to be an indefinite lived intangible asset because they lack physical form and there is no limit to its useful life, they are not subject to amortization but they are tested for impairment.

The Company's crypto assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition. The Company performs monthly analysis to identify possible impairment. If the carrying value of the crypto asset exceeds the fair value based on the quoted price in the active exchange market, the Company will recognize an impairment loss equal to the difference between the fair value and the book value in the consolidated statement of comprehensive income. Gains, if any, will not be recognized until realized upon sale in the consolidated statement of comprehensive income. Further details are disclosed in note 16. As of December 31, 2022 and 2021, the Company has recognized a loss of 1,017 and 80 as impairment, respectively.

3.9.2 – Intangible assets acquired in a business combination

Intangible assets acquired in a business combination (customer relationships, customer contracts, non-compete agreements, software and platforms) are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

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
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

3.9.4 – Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss when the asset is derecognized. As of December 31, 2022 and 2021, the Company has derecognized intangible assets for an amount of 1,531 and 412, respectively.

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

As of December 31, 2020 the Company recorded an impairment loss of 83. As of December 31, 2022 and 2021 the Company did not recognize impairments related to internally-generated intangible assets.

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

3.12 – Financial assets

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

3.12.7 – Derecognition of financial assets

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

As of December 31, 2022 and 2021 the Company incurred in a collection in advance benefit that some clients offer with JP Morgan for a total amount of 2,594 and 1,568, respectively. The Company considers that it has substantially transferred the risks and rewards intrinsic to these receivables to the bank and therefore they were derecognized.

3.12.8 – Convertible Notes

The Company recognizes convertible notes measured at their fair value using the market approach which consist in using price and relevant information generated by market transactions involving identical or comparable assets, liabilities or group of assets and liabilities, such as a business.

As of December 31, 2022 and 2021, the fair value of the loan agreement amounted to 2,491 and 1,267 disclosed as other financial assets current, respectively, and 4,193 and 2,608 disclosed as other financial assets non-current, respectively.

3.12.8.1 Convertible notes - Globant España

As of December 31, 2022, Globant España S.A, maintains 12 note purchase agreements with Linked Ai, Polemix Inc, MessageLOUD, Inc., LookApp S.A.S, UALI Holding Limited, B2CHAT S.A.S, Avancargo Corp, Poderio S.A.S, Vozy, Inc and Drixit Technologies Inc. (the "startups"), pursuant to which Globant España S.A. provided financing facility for a total amount of 5,780. Interest on the entire outstanding principal balance is computed at annual rates ranging from 2% to 8%. Globant España S.A. has the right to convert all or any portion of the outstanding principal into equity interests of the startups.

3.12.8.2 Convertible notes - Sistemas Globales

As of December 31, 2022, Sistemas Globales S.A. maintains, since its merger with Globant Ventures SAS, 5 note purchase agreements with Interactive Mobile Media S.A. (CamonApp), AvanCargo Corp., TheEye S.A.S., Robin and Woolabs S.A. (the "startups"), pursuant to which Sistemas Globales S.A. provided financing facility for a total amount of 904. Interest on the entire outstanding principal balance is computed at annual rates ranging from 5% to 12%. Sistemas Globales S.A. has the right to convert all or any portion of the outstanding principal into equity interests of the startups.

3.12.9 – Equity Instruments

The Company recognizes equity instruments measured at their fair value using the market approach which consist in using price and relevant information generated by market transactions involving identical or comparable assets, liabilities or group of assets and liabilities, such as a business.

As of December 31, 2022 and 2021, the fair value of equity instruments amounted to 27,521 and 22,088 disclosed as other financial assets non-current.

3.13 – Financial liabilities and equity instruments issued by the Company

3.13.1 – Classification as debt or equity

Debt and equity instruments issued by the Company and its subsidiaries are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.13.2 – Equity instruments

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

During 2022 the sellers of Walmeric exercised their put option for the 6% over the non-controlling interest for a total consideration of 5,166.

As of December 31, 2022, the Company has recognized as current and non-current other financial liabilities the written put option for an amount 3,871 and 5,515, respectively, equal to the present value of the redemption amount. As of December 31, 2021, the Company has recognized as non-current other financial liabilities the written put option for an amount 15,423, equal to the present value of the redemption amount. Changes in the measurement of the gross obligation will be recognized in the statement of comprehensive income.

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
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

3.16 - Share-based and cash-settle compensation plan

The Company has a share-based and cash-settle compensation plan for executives and employees of the Company and its subsidiaries. Equity-settled share-based and cash-settle payments to employees are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based and cash-settle transactions are set forth in note 25.

The fair value determined at the grant date of the equity-settled share-based payments is recognized to spread the fair value of each award over the vesting period on a straight-line basis, based on the Company’s estimate of equity instruments that will potentially vest, with a corresponding increase in equity. Cash-settle are recorded as liabilities and adjusted to fair value at the end of each reporting period.

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

3.18 – Gain on transactions with bonds

During the year ended December 31, 2022, 2021 and 2020, the Company's Argentine subsidiaries, through cash received from intercompany loans and repayments of intercompany loans, acquired Argentine sovereign bonds in the U.S. market denominated in U.S. dollars.

After acquiring these bonds, the Company's Argentine subsidiaries sold those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the year ended December 31, 2022 and 2021 was higher than its quoted price in the U.S. market (in U.S dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into the Company's Argentine subsidiaries' functional currency, thus, as a result, the Company recognized a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

During the year ended December 31, 2022, 2021 and 2020, the Company recorded a gain amounting to 13,883, 708 and 9,580, respectively, due to the above mentioned transactions that were disclosed under the caption "Other financial results, net" in the consolidated statements of comprehensive income.

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
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

As of December 31, 2022 and 2021, the Company recorded an impairment for an amount of 6,364 and 5,323, respectively, and a recovery for an amount of 107 as of December 31, 2020, using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date. As of December 31, 2021 and 2020, the Company has recognized and additional impact related to COVID-19 pandemic, see note 32.

3.Fair value measurement and valuation processes

Certain assets and liabilities of the Company are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company estimates the fair value of an asset or a liability by

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

4.Contingent Liabilities

Provisions are recognized according to the following conditions: (i) the Company has a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that the Company will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation.

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

5.Purchase price allocation

The acquisition method of accounting is use to account for all acquisitions. Under this method, assets acquired and liabilities assumed of the Company are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company estimates the fair value of an asset or a liability by converting future amounts (e.g. cash flows or income and expenses) to a single current (i.e. discounted) amount. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in note 29.8.

Management applied significant judgement in estimating the fair value of the identifiable intangible assets acquired, which involved the use of significant estimates and assumptions with respect to the timing and amounts of cash flow projections, revenue growth rates, customer attrition rates and discount rates.

NOTE 5 – REVENUE

The following tables present the Company’s revenues disaggregated by type of contracts, by revenue source regarding the industry vertical of the client and by currency. The Company provides technology services to enterprises in a range of industry verticals such as banks, financial services and insurance, media and entertainment, professional services, consumer, retail and manufacturing, technology and telecommunications, travel and hospitality and health care. The Company understands that disaggregating revenues into these categories achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of revenues may be affected by economic factors. However, this information is not considered by the chief operating decision-maker to allocate resources and in assessing financial performance of the Company. As noted in the business segment reporting information in note 27, the Company operates in a single operating and reportable segment.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	For the year ended December 31,
By Industry vertical	2022	2021	2020
Media and Entertainment	376,134	272,703	187,071
Banks, Financial Services and Insurance	359,940	308,227	193,364
Consumer, Retail & Manufacturing	254,500	197,620	105,876
Technology & Telecommunications	250,299	155,665	96,643
Professional Services	235,553	167,997	103,133
Travel & Hospitality	139,170	87,567	67,634
Health Care	128,669	96,334	53,781
Other Verticals	35,978	10,965	6,637
TOTAL	1,780,243	1,297,078	814,139

	For the year ended December 31,
By Currency(*)	2022	2021	2020
United States dollar (USD)	1,415,226	977,349	699,769
European euro (EUR)	116,469	111,177	35,454
Mexican peso (MXN)	57,526	40,064	21,624
Argentine peso (ARS)	57,329	47,039	33,594
Chilean peso (CLP)	42,568	57,610	3,237
Pound sterling (GBP)	31,445	20,565	1,331
Brazilian real (BRL)	30,886	23,850	10,795
Peruvian Sol (PEN)	13,435	9,058	8
Colombian peso (COP)	12,971	9,803	7,791
Others	2,388	563	536
TOTAL	1,780,243	1,297,078	814,139

(*) Billing currency.

	For the year ended December 31,
By Contract Type	2022	2021	2020
Time and material contracts	1,472,894	1,062,171	698,943
Fixed-price contracts	273,344	218,846	107,033
Subscription	33,963	16,039	8,156
Others	42	22	7
TOTAL	1,780,243	1,297,078	814,139

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 6 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

6.1 - Cost of revenues

	For the year ended December 31,
	2022	2021	2020
Salaries, employee benefits and social security taxes	(1,014,469)	(745,307)	(476,480)
Professional services	(37,293)	(23,989)	(6,599)
Depreciation and amortization expense	(13,510)	(10,730)	(9,759)
Travel and housing	(11,057)	(4,950)	(6,881)
Depreciation expense of right-of-use assets	(9,802)	(3,392)	—
Office expenses	(8,817)	(6,607)	(3,050)
Promotional and marketing expenses	(4,111)	(687)	(498)
Shared-based compensation expense	(4,917)	(3,568)	(4,109)
Recruiting, training and other employee expenses	(3,150)	(2,860)	(2,436)
Share-based compensation expense - Cash settled	(3,722)	—	—
TOTAL	(1,110,848)	(802,090)	(509,812)

6.2 - Selling, general and administrative expenses

	For the year ended December 31,
	2022	2021	2020
Salaries, employee benefits and social security taxes	(173,472)	(139,307)	(86,390)
Depreciation and amortization expense	(59,179)	(45,723)	(21,083)
Share-based compensation expense	(52,144)	(38,849)	(20,519)
Professional services	(40,546)	(30,947)	(23,093)
Depreciation expense of right-of-use assets	(25,442)	(20,441)	(17,638)
Office expenses	(24,992)	(18,298)	(13,515)
Promotional and marketing expenses	(26,976)	(10,299)	(3,517)
Taxes	(17,609)	(13,260)	(16,596)
Travel and housing	(17,159)	(5,414)	(3,878)
Recruiting, training and other employee expenses	(10,346)	(11,575)	(4,389)
Rental expenses	(7,448)	(6,045)	(5,762)
Legal claims	(241)	(2,846)	(842)
Share-based compensation expense - Cash settled	(770)	—	—
TOTAL	(456,324)	(343,004)	(217,222)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 7 – FINANCE INCOME / EXPENSE/ OTHER FINANCIAL RESULTS

	For the year ended December 31,
	2022	2021	2020
Finance income
Interest gain	2,832	652	1,920
Total	2,832	652	1,920

Finance expense
Interest expense on borrowings	(2,491)	(915)	(2,426)
Interest expense on lease liabilities	(6,822)	(5,415)	(4,944)
Other interest	(4,722)	(4,150)	(1,505)
Other	(2,517)	(2,228)	(1,555)
Total	(16,552)	(12,708)	(10,430)

Other financial results, net
Net loss arising from financial assets measured at fair value through PL	(7,537)	(8,537)	(3,423)
Net gain (loss) arising from financial assets measured at fair value through OCI	500	6	(16)
Gain arising from financial assets measured at amortized cost	—	—	395
Foreign exchange (loss) gain, net	(6,673)	3,900	(2,935)
Gain on transaction with bonds	13,883	708	9,580
Total	173	(3,923)	3,601

NOTE 8 – OTHER INCOME AND EXPENSES, NET

	For the year ended December 31,
	2022	2021	2020
Other Expense
Remeasurement of contingent consideration (note 29.9.1)	—	(4,694)	(2,431)
Impairment of cryptocurrencies (note 16)	(1,017)	(80)	—
Fixed and intangibles assets derecognition and disposals	(1,632)	(579)	(680)
Other	(293)	(182)	(84)
Subtotal	(2,942)	(5,535)	(3,195)

Other Income
Remeasurement of call/put option over non-controlling interest	180	—	—
Remeasurement at FV of investment in associates (note 12.2)	—	1,538	—
Remeasurement of contingent consideration (note 29.9.1)	967	—	—
Gain from sale of financial instrument	—	—	800
Other	1,400	628	508
Subtotal	2,547	2,166	1,308
Total	(395)	(3,369)	(1,887)

NOTE 9 – INCOME TAXES

9.1 – INCOME TAX RECOGNIZED IN PROFIT AND LOSS

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	For the year ended December 31,
	2022	2021	2020
Tax expense:
Current tax expense	(44,756)	(53,319)	(27,834)
Deferred tax gain	1,351	24,822	5,527
TOTAL INCOME TAX EXPENSE	(43,405)	(28,497)	(22,307)

Most of the revenues are generated through subsidiaries located in the U.S. The Company's workforce is mainly located in Latin America and to a lesser extent in India, Europe and the U.S.

The following table provides a reconciliation of the statutory tax rate to the effective tax rate:

	For the year ended December 31,
	2022	2021	2020
Profit before income tax	192,884	124,852	76,524

Tax calculated at the tax rate in each country	(33,108)	(27,757)	(13,253)
Argentine Knowledge Economy Law (note 3.7.1.1) (*)	1,358	1,157	637
Non-deductible expenses / non-taxable gains	61	2,122	1,180
Tax loss carry forward not recognized	(3,096)	(2,873)	(3,686)
Foreign withholding tax	(2,683)	—	—
Exchange difference	(5,937)	(1,146)	(7,185)
INCOME TAX EXPENSE RECOGNIZED IN PROFIT AND LOSS	(43,405)	(28,497)	(22,307)

(*) During 2020 the enforced regime was the Argentine Software Promotion Law, which was replaced by the Argentine Knowledge Economy Law.

9.2 – DEFERRED TAX ASSETS AND LIABILITIES

	As of December 31,
	2022	2021
Share-based compensation plan	13,048	30,788
Provision for vacation and bonus	27,747	24,621
Intercompany trade payables	17,323	18,613
Property, equipment and intangibles	(24,429)	(20,512)
Goodwill	(6,100)	(3,681)
Allowance for doubtful accounts	1,937	1,604
Contingencies	242	356
Inflation adjustment	721	2,357
Others	2,148	1,506
Loss carryforward (1)	5,635	2,867
Other Assets	(2,989)	(1,404)
TOTAL DEFERRED TAX	35,283	57,115

(1)As of December 31, 2022 and 2021, the detail of the loss carryforward is as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	2022		2021
Company	Loss carryforward	Expiration date	Loss carryforward	Expiration date
Dynaflows S.A.	—	2022	2	2022
Dynaflows S.A.	—	2023	38	2023
Dynaflows S.A.	—	2024	100	2024
Dynaflows S.A.	—	2025	29	2025
Dynaflows S.A.	—	2026	12	2026
IAFH Global S.A	74	2024	367	2024
IAFH Global S.A	528	2025	683	2025
IAFH Global S.A	—	2026	20	2026
IAFH Global S.A	3,192	2027	—	—
Globant Brasil Consultoría Ltda. (2)	—	does not expire	358	does not expire
Globant UK Limited	—	does not expire	48	does not expire
Decision Support, S.A	549	2026	282	2026
Decision Support, S.A	173	2027	—	—
Sistemas Globales S.A.	—	2022	3	2022
Sistemas Globales, S.A	—	2023	4	2023
Sistemas Globales, S.A	—	2024	29	2024
Sistemas Globales, S.A	—	2025	38	2025
Sistemas Globales, S.A	—	2026	449	2026
Augmented Coding US, LLC	106	does not expire	31	does not expire
Augmented Coding Spain, S.A	379	does not expire	189	does not expire
Atix Labs, SRL	57	2026	34	2026
Atix Labs, SRL	192	2027	—	—
BSF S.A.	—	2026	151	2026
Globant Colombia S.A.S.	385	does not expire	—	—
	5,635		2,867

(2)The amount of the carryforward that can be utilized for Globant Brasil Consultoría Ltda. is limited to 30% of taxable income in each carryforward year.

As of December 31, 2022 and 2021, no deferred tax liability has been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and it is probable that will be no reversal in the foreseeable future in a way that would result in a charge to taxable profit.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The roll forward of the deferred tax assets/(liabilities) presented in the consolidated financial position is as follows:

2022	Opening	Recognized in	Recognized	Acquisitions/	Additions from	Closing
	balance	profit or loss (*)	directly in equity	disposals	acquisitions	balance

Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	30,788	20	(17,760)	—	—	13,048
Provision for vacation and bonus	24,621	3,205	(79)	—	—	27,747
Intercompany trade payables	18,613	(1,290)	—	—	—	17,323
Property, equipment and intangibles	(20,512)	(3,170)	—	—	(747)	(24,429)
Goodwill	(3,681)	(2,419)	—	—	—	(6,100)
Allowance for doubtful accounts	1,604	333	—	—	—	1,937
Contingencies	356	(114)	—	—	—	242
Inflation adjustments	2,357	(1,636)	—	—	—	721
Other assets	(1,404)	(1,585)	—	—	—	(2,989)
Others	1,506	1,277	—	—	(635)	2,148
Subtotal	54,248	(5,379)	(17,839)	—	(1,382)	29,648
Loss carryforward	2,867	3,747	—	(979)	—	5,635
TOTAL	57,115	(1,632)	(17,839)	(979)	(1,382)	35,283

(*) Includes foreign exchange loss of 2,983.

2021	Opening	Recognized in	Recognized	Acquisitions/	Additions from	Closing
	balance	profit or loss (*)	directly in equity	disposals	acquisitions	balance

Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	19,466	462	10,860	—	—	30,788
Provision for vacation and bonus	10,370	13,085	—	—	1,166	24,621
Intercompany trade payables	10,247	8,366	—	—	—	18,613
Property, equipment and intangibles	(18,275)	1,271	—	—	(3,508)	(20,512)
Goodwill	(2,799)	(882)	—	—	—	(3,681)
Allowance for doubtful accounts	727	877	—	—	—	1,604
Contingencies	992	(636)	—	—	—	356
Inflation adjustments	3,080	(723)	—	—	—	2,357
Other assets	(1,122)	(282)	—	—	—	(1,404)
Others	2,160	(654)	—	—	—	1,506
Subtotal	24,846	20,884	10,860	—	(2,342)	54,248
Loss carryforward	2,963	217	—	(313)	—	2,867
TOTAL	27,809	21,101	10,860	(313)	(2,342)	57,115
(*) Includes foreign exchange loss of 421.

NOTE 10 – EARNINGS PER SHARE

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The earnings and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows:

	For the year ended December 31,
	2022	2021	2020
Net income for the year attributable to owners of the Company	148,891	96,065	54,217
Weighted average number of shares (in thousands) for the purpose of basic earnings per share	41,929	40,940	38,515
Weighted average number of shares (in thousands) for the purpose of diluted earnings per share	42,855	42,076	39,717
BASIC EARNINGS PER SHARE	$3.55	$2.35	$1.41
DILUTED EARNINGS PER SHARE	$3.47	$2.28	$1.37

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weight average number of ordinary shares for the purpose of diluted earnings per share:

	For the year ended December 31,
	2022	2021	2020
Shares not-deemed to be issued in respect of employee options	25	30	19

NOTE 11 – CASH AND CASH EQUIVALENTS

	As of December 31,
	2022	2021

Cash and bank balances	228,632	425,823
Time deposits	63,825	1,981
TOTAL	292,457	427,804

NOTE 12 – INVESTMENTS
12.1 – Investments

	As of December 31,
Current	2022	2021

Mutual funds (1)	47,009	27,585
Bills issued by the Treasury Department of the U.S. ("T-Bills") (2)	1,399	—
Commercial Papers (2)	—	4,996
TOTAL	48,408	32,581

(1)Measured at fair value through profit or loss.
(2)Measured at fair value through other comprehensive income.

	As of December 31,
Non current	2022	2021

Contribution to funds (3)	1,513	1,027
TOTAL	1,513	1,027

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(3)On November 30, 2020, the Company signed a contribution agreement with Vistra ITCL and Pentathlon Ventures LLP, through which the Company committed to invest an aggregate amount approximately 2,000, as of December 31, 2022 and 2021, the Company has paid 1,513 and 1,027, respectively.

12.2 – Investments in associates

Because Energy Corp investment

During 2022 the Company paid an aggregate consideration of 500 in exchange for a 20% equity interest in Because Energy Corp. and accounted for this investment using the equity method considering that the Company has significant influence over the operating and governance decisions of Because Energy Corp., given that the Company participates and has influence in the board of director, the approval of budget and business plan, among other decisions.

As of December 31, 2022, the Company has a 20% of interest in Because Energy Corp.

For the year ended December 31, 2022, the Company share on the profit or loss for the investment in Because Energy Corp. was a loss of 5.

Genexus Japan investment

Through the acquisition of Genexus on April 20, 2022, described in note 26, the Company acquired a 28% interest in Genexus Japan.

As of December 31, 2022, the Company had a 28% of interest in Genexus Japan and accounted for this investment using the equity method considering that the Company has significant influence over the operating and governance decisions of Genexus Japan, as the participation in the board of director, the approval of budget and business plan, among other decisions.

For the year ended December 31, 2022, the Company share on the profit or loss for the investment in Genexus Japan was a loss of 114.

Acamica investment

As of December 31, 2020, the Company had a 47.5% of participation in Acámica Tecnologías S.L. The investment is accounted using the equity method considering that the Company has significant influence over the operating and governance decisions of Acamica Tecnologías S.L., as the interest in the board of director, the approval of budget and business plan, among other decisions.

On April 22, 2021, the Company signed a subscription agreement alongside Fitory S.A., Wayra Argentina S.A., Stultum Pecunian Ventures LLC, Eun Young Hwang and Digital House Group Ltd ("Digital House"), pursuant to which the investors agree to sell their participation in Acamica to Digital House in exchange for the allotment and issuance of shares. However prior to the closing, on April 29, 2021, the Company made an additional contribution to Acamica for an amount of 1,095, increasing its participation to 51.9% obtaining temporary control of Acamica. On June 29, 2021, the subscription agreement was closed.

For the years ended December 31, 2021 and 2020, the Company share on the profit or loss for the investment in Acamica a loss of 233 and 622, respectively.

NOTE 13 – TRADE RECEIVABLES

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
	2022	2021

Current
Accounts receivable (1)	362,495	274,907
Unbilled revenue	70,141	31,379
Subtotal	432,636	306,286
Less: Allowance for expected credit losses	(7,214)	(6,177)
TOTAL	425,422	300,109

(1)As of December 31, 2022 and 2021, the Company has 14 and 0 as outstanding balances with related parties (see note 24.1).

Allowance for expected credit losses

The following tables detail the risk profile of trade receivables based on the Company's provision matrix as of December 31, 2022 and 2021.

December 31, 2022	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	121-180	181 - 365	> 365	Risk clients	Total
Expected credit loss rate	0.49%	1.47%	3.31%	8.90%	31.18%	82.05%	100.00%	100.00%
Estimated total gross carrying amount at default	65,306	18,367	9,335	4,326	5,301	1,359	859	2,303	107,156
Lifetime ECL	320	270	309	385	1,653	1,115	859	2,303	7,214

December 31, 2021	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	121-180	181 - 365	> 365	Risk clients	Total
Expected credit loss rate	0.59%	1.20%	2.66%	8.20%	31.50%	67.63%	100.00%	100.00%
Estimated total gross carrying amount at default	24,028	12,458	5,168	1,695	2,642	920	702	3,452	51,065
Lifetime ECL	142	150	138	139	832	622	702	3,452	6,177

The movements in the allowance are calculated based on lifetime expected credit loss model for 2022 and 2021.
The following table shows the movement in ECL that has been recognized for trade receivables in accordance with the simplified approach:

	As of December 31,
	2022	2021	2020

Balance at beginning of year	(6,177)	(5,755)	(3,676)
Additions related to Travel and Hospitality clients (note 32)	—	(2,228)	(3,194)
(Additions) Recoveries, net (note 4.2)	(6,364)	(5,323)	107
Write-off of receivables	5,327	7,129	980
Translation	—	—	28
Balance at end of year	(7,214)	(6,177)	(5,755)

The average credit period on sales is 73 days. No interest is charged on trade receivables, except for certain customers to which financing facilities have been given with the corresponding financing charge. The Company always measures the loss allowance for trade receivables at an amount equal to lifetime ECL. The expected credit losses on trade receivables are estimated using the provision matrix by reference to past default experience of the debtor and an analysis of the debtor's current

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. As of December 31, 2020 the expected credit losses increased considerably due to the outbreak of Coronavirus ("COVID-19") at the beginning of the fiscal year, see note 32.

NOTE 14 – OTHER RECEIVABLES

	As of December 31,
	2022	2021
Other receivables
Current
Tax credit - VAT	2,270	2,904
Income tax credits	16,985	12,213
Tax credit - Knowledge Law (note 3.7.1.1)	22,564	18,645
Other tax credits	2,159	1,920
Guarantee deposits	61	455
Advances to suppliers	3,082	2,750
Prepaid expenses	18,543	10,029
Loans granted to employees	126	105
Other	4,422	173
TOTAL	70,212	49,194

	As of December 31,
	2022	2021
Non-current
Tax credit - VAT	1,622	1,193
Income tax credits	6,006	10,671
Tax credit - Software Promotion Regime (note 3.7.1.1)	—	8
Tax credit - Knowledge Law (note 3.7.1.1)	—	5,951
Other tax credits	359	100
Guarantee deposits	5,942	4,390
Loans granted to employees	—	101
Prepaid expenses	816	1,172
Other	1,571	677
TOTAL	16,316	24,263

As of December 31, 2021 and 2020, the Company recorded a recovery for an amount of 269 and 7, respectively, based on assumptions about expected credit losses. The Company uses judgment in making these assumptions based on existing regulatory conditions as well as forward looking estimates, which are described as follows. The tax credits included in the allowance for impairment are mainly related to Argentine taxation. The Company estimated the future VAT credit and VAT debit that comes from domestic purchases and sales, respectively. Since exports are zero-rated, any excess portion of the credit not used against any VAT debit is reimbursable to the Company, through a special VAT recovery regime. However, according to VAT recovery rules, there are certain limitations on the amount that may be reimbursed and the Company considered any VAT credit that cannot be reimbursed to be an impairment.

Roll forward of the allowance for impairment of tax credits

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
	2022	2021	2020

Balance at beginning of year	—	269	378
(Recovery) additions (note 4.4)	—	(269)	(7)
Foreign exchange	—	—	(102)
Balance at end of year	—	—	269
NOTE 15 – PROPERTY AND EQUIPMENT

The Company reviews the estimated useful lives of property and equipment at the end of each reporting period. The Company determined that the useful lives of the assets included as property and equipment are in accordance with their expected lives.

Property and equipment as of December 31, 2022 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3 - 5	5	50
Cost
Values at beginning of year	66,602	14,207	68,302	240	13,971	2,354	62,614	228,290
Additions related to business combinations (note 26.2)	650	147	398	128	—	—	—	1,323
Additions	26,542	2,599	1,269	—	—	—	22,749	53,159
Derecognition	(776)	(458)	(296)	—	—	—	—	(1,530)
Transfers	1	(9)	8,667	—	17,534	—	(26,193)	—
Translation	(182)	(7)	(130)	(92)	—	—	4	(407)
Values at end of year	92,837	16,479	78,210	276	31,505	2,354	59,174	280,835

Depreciation
Accumulated at beginning of year	42,024	8,475	42,915	11	1,492	—	—	94,917
Additions	13,899	2,896	8,110	82	337	—	—	25,324
Derecognition	(746)	(397)	(286)	—	—	—	—	(1,429)
Translation	184	9	77	20	—	—	—	290
Accumulated at end of year	55,361	10,983	50,816	113	1,829	—	—	119,102
Carrying amount	37,476	5,496	27,394	163	29,676	2,354	59,174	161,733

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Property and equipment as of December 31, 2021 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3 - 5	5	50
Cost
Values at beginning of year	50,332	10,084	51,568	79	13,907	2,354	49,803	178,127
Additions related to business combinations (note 26.2)	71	781	456	273	—	—	—	1,581
Additions	17,644	3,709	1,372	—	64	—	28,591	51,380
Disposals	(1,462)	(418)	(506)	(138)	—	—	(322)	(2,846)
Transfers	—	—	15,454	—	—	—	(15,454)	—
Translation	17	51	(42)	26	—	—	(4)	48
Values at end of year	66,602	14,207	68,302	240	13,971	2,354	62,614	228,290

Depreciation
Accumulated at beginning of year	32,647	6,651	36,601	17	1,184	—	—	77,100
Additions	10,571	2,073	6,811	36	308	—	—	19,799
Disposals	(1,216)	(279)	(460)	(54)	—	—	—	(2,009)
Translation	22	30	(37)	12	—	—	—	27
Accumulated at end of year	42,024	8,475	42,915	11	1,492	—	—	94,917
Carrying amount	24,578	5,732	25,387	229	12,479	2,354	62,614	133,373

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

During the year, the Company considered the recoverability of its internally generated intangible asset which are included in the consolidated financial statements as of December 31, 2022 and 2021 with a carrying amount of 43,170 and 32,227, respectively.

As of December 31, 2022 and 2021 no impairment were recognized.

As of December 31, 2020, the Company has recognized an impairment of 83. The impairment was recognized as a result of the Company's evaluation of such internal developments, upon which the Company projected lower future cash flows from the related intangible assets.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Intangible assets as of December 31, 2022 included the following:

	Licenses and internal developments	Customer relationships and contracts	Platforms	Non-compete agreements	Cryptocurrencies(*)	Total
Useful life (years)	5	1 - 9	4 - 8	3
Cost
Values at beginning of year	99,036	85,807	—	1,990	1,216	188,049
Additions related to business combinations (note 26.2)	6,730	41,802	33,370	353	—	82,255
Additions from separate acquisitions	8,844	—	—	131	843	9,818
Additions from internal development	36,871	—	—	—	—	36,871
Derecognition	(6,170)	—	—	—	(12)	(6,182)
Translation	(10)	(986)	—	(60)	—	(1,056)
Values at end of year	145,301	126,623	33,370	2,414	2,047	309,755

Amortization and impairment
Accumulated at beginning of year	56,460	28,552	—	941	80	86,033
Additions	33,521	12,945	419	480	—	47,365
Impairment loss recognized in profit or loss	—	—	—	—	1,017	1,017
Derecognition	(4,651)	—	—	—	—	(4,651)
Translation	(52)	(1,505)	—	(64)	—	(1,621)
Accumulated at end of year	85,278	39,992	419	1,357	1,097	128,143
Carrying amount	60,023	86,631	32,951	1,057	950	181,612

(*) As of December 31, 2022, the Company´s crypto assets are comprised by Bitcoin, Ethereum and Stable Coin.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Intangible assets as of December 31, 2021 included the following:

	Licenses and internal developments	Customer relationships and contracts	Non-compete agreements	Cryptocurrencies (*)	Total
Useful life (years)	5	1 - 9	3
Cost
Values at beginning of year	72,538	74,792	834	—	148,164
Additions related to business combinations (note 26.2)	2,031	11,017	1,156	—	14,204
Additions from separate acquisitions	7,316	—	—	1,216	8,532
Additions from internal development	29,713	—	—	—	29,713
Disposals	(12,565)	—	—	—	(12,565)
Translation	3	(2)	—	—	1
Values at end of year	99,036	85,807	1,990	1,216	188,049

Amortization and impairment
Accumulated at beginning of year	47,360	13,459	624	—	61,443
Additions	21,244	15,093	317	—	36,654
Impairment loss recognized in profit or loss	—	—	—	80	80
Disposals	(12,153)	—	—	—	(12,153)
Translation	9	—	—	—	9
Accumulated at end of year	56,460	28,552	941	80	86,033
Carrying amount	42,576	57,255	1,049	1,136	102,016
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

The outstanding balance of other assets as of December 31, 2022 and 2021 is as follows:

	As of December 31,
	2022	2021
Other assets
Current
Unbilled Subscriptions	15,197	7,855
Non-current
Unbilled Subscriptions	10,657	8,583

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 18 – OTHER FINANCIAL ASSETS AND LIABILITIES

	As of December 31,
	2022	2021
Other financial assets
Current
Convertible notes	2,491	1,267
Equity instruments	371	—
Foreign exchange forward contracts	3,509	758
Interest rate SWAP	155	—
Others	3	32
TOTAL	6,529	2,057

Non-current
Convertible notes	4,193	2,608
Equity instruments	27,521	22,088
Interest rate SWAP	3,261	534
Others	3	3
TOTAL	34,978	25,233

Other financial liabilities
Current
Other financial liabilities related to business combinations (note 26)	50,889	61,561
Put option on minority interest of Walmeric	3,871	—
Foreign exchange forward contracts	3,575	1,498
Equity forward contract	981	—
TOTAL	59,316	63,059

Non-current
Other financial liabilities related to business combinations (note 26) (1)	73,802	45,803
Put option on minority interest of Walmeric	5,515	15,423
Equity forward contract	2,905	—
TOTAL	82,222	61,226

(1) As part of the acquisition of Grupo ASSA, the sellers agreed to indemnify the Company for the outcome of certain contingencies. As a result, the Company has recognized an indemnification asset for a total amount of 6,071 and 2,883, as of December 31, 2022 and 2021, respectively. The consideration for this acquisition includes 9,398 and 16,748 (9,539 and 17,000 measured at present value, respectively) as of December 31, 2022 and 2021, which is subject to adjustments, deductions and withholdings related to the indemnified contingencies. Consequently, the Company has off-set the indemnification asset against the amount payable to the sellers.

18.1 Equity Instruments

Digital House investment

On December 31, 2020, Globant España S.A. entered into a share purchase agreement along side other two partners to acquire between the three of them 614,251 shares of Digital House Group Ltd, which 204,750 correspond to Globant España S.A, such amount was acquired for 9,167. On April 22, 2021, the Company entered into a subscription agreement pursuant to which the investors sell their participation in Acamica in exchange for an increase in Digital House's investment for 5,848. On September

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

30, 2021, the Company paid an additional 862. On July 7, 2022, the Company paid an additional 4,148, increasing it's investment to 17.2%. As of December 31, 2022 and 2021, the Company has a 17.2% and 15.8% equity interest on Digital House, respectively and the amount disclosed is 22,875 and 15,877 as other financial assets non-current, respectively.

As of December 31, 2022, the Company recognized a gain of 2,850 included in the line item "Net change in fair value on financial assets measured at FVOCI".

ELSA investment

On January 15, 2021, Globant España, signed a stock purchase agreement and acquired 4% of ELSA, Corp., for 2,700.

As of December 31, 2022, the Company recognized a loss of 2,047 included in the line item "Net change in fair value on financial assets measured at FVOCI".

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

As of December 31, 2022, the Company recognized a loss of 555 included in the line item "Other comprehensive income".

Queiban investment

On September 12, 2022, Globant España S.A. signed a stock purchase agreement and acquired 3.77% of Queiban S.A. for 1,000.

Latam Airlines investment

In connection with Latam Airlines Group S.A.'s Chapter 11 reorganization plan filed before the United States Bankruptcy Court for the Southern District of New York, the Company received convertible bonds which, on December 23, 2022, were converted into less than 1% of shares of Latam Airlines Group S.A. for 371.

NOTE 19 – TRADE PAYABLES

	As of December 31,
	2022	2021
Current
Suppliers (1)	35,005	22,166
Advanced payments from customers	3,529	7,954
Expenses accrual	50,114	33,090
TOTAL	88,648	63,210

(1)As of December 31, 2022 and 2021, the Company has 574 and 0 as outstanding balances with related parties (see note 24.1).

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
	2022	2021
Non current
Expenses accrual	5,445	6,387
TOTAL	5,445	6,387

NOTE 20 – PAYROLL AND SOCIAL SECURITY TAXES PAYABLE

	As of December 31,
	2022	2021
Current
Salaries	15,592	12,815
Social security tax	37,716	25,412
Provision for vacation, bonus and others	148,874	146,000
Directors fees	187	214
Cash-settled scheme	1,343	—
Other	107	23
TOTAL	203,819	184,464

	As of December 31,
	2022	2021
Non current
Provision for vacation, bonus and others	2,776	—
Cash-settled scheme	1,540	—
TOTAL	4,316	—

NOTE 21 – BORROWINGS

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows:

	As of December 31,
	2022	2021
Centro para el Desarrollo Tecnológico Industrial (Spain)	894	1,484
Banco Santander (Spain)	—	850
Banco Supervielle (Argentina)	—	71
Banco Santander (Argentina)	—	9,835
Banco Desio (Italia)	15	—
BBVA (Mexico)	760	—
Liga Nacional de Fútbol Profesional (Spain)	1,938	—
Others	92	—
TOTAL	3,699	12,240

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Such balances were included as current and non-current borrowings in the consolidated statement of financial position as follows:

	As of December 31,
	2022	2021

Current
Bank loans	812	10,156
Other loans	2,026	149
Sub-Total	2,838	10,305
Non-current
Bank loans	55	600
Other loans	806	1,335
Sub-Total	861	1,935
TOTAL	3,699	12,240

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
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

On June 2, 2022 the Company signed an amendment and restated the credit agreement with HSBC, pursuant to which the LIBOR rate was replaced by a Secured Overnight Financing Rate ("SOFR") plus 0.10%.

Movements in borrowings are analyzed as follows:

	As of December 31,
	2022	2021	2020

Balance at the beginning of year	12,240	25,968	51,386
Borrowings related to business combination (note 26.2) (1) (4)	3,010	2,538	13,969
Proceeds from new borrowings (2) (5)	—	13,500	155,108
Payment of borrowings (3) (5)	(10,760)	(30,216)	(196,202)
Accrued interest (4)	2,491	915	2,299
Foreign exchange (4)	(3,127)	(375)	(592)
Translation (4)	(155)	(90)	—
TOTAL	3,699	12,240	25,968

(1) As of December 31, 2022, these borrowings do not have any covenants.

(2)    On October 23, 2021, Sistemas Globales, S.A borrowed 10,061 from Banco Santander and will mature in October 2022. On March 23, 2020, March 24, 2020, and April 1, 2020, Globant, LLC borrowed 64,000, 11,000 and 75,000, respectively, under the Amended and Restated Credit Agreement for the year ended December 31, 2020. This loan will mature on February 5, 2025

(3) During the year ended December 31, 2022, the main payments were 9,030 by Sistemas Globales, S.A to Banco Santander related to the principal amount and interests, and Hybrido Worldwide S.L. paid 808 related to the remaining principal amount and interests of the Banco Santander loan between January 3rd and May 23. During the year ended December 31, 2021, the main payments were 25,000 by Globant LLC related to the principal amount of the Amended and Restated Credit Agreement. During the year ended December 31, 2020, the main payments were 523 paid on March 26, 2020 by Avanxo Colombia related to the principal amount of the borrowing with Banco Santander and 126,927 paid by Globant, LLC related to the principal amount and interest of the A&R Credit Agreement. During August and September, 2020, the Company proceed to pay 12,636 of the borrowings related to Grupo Assa acquisition. On October 31, 2020 and December 31,2020 Globant, LLC paid 20,188 and 30,080, respectively, related to the A&R Credit Agreement.

(4) Non-cash transactions.

(5) Cash transactions.

NOTE 22 – TAX LIABILITIES

	As of December 31,
	2022	2021

Current
Periodic payment plan	16	379
VAT payable	16,213	9,927
Wage withholding taxes	2,504	3,354
Personal properties tax accrual	1,177	1,139
Taxes payable related to LEC	730	1,385
Sales taxes payable	560	100
Other	2,254	1,787
TOTAL	23,454	18,071

NOTE 23 – CONTINGENT LIABILITIES

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

Breakdown of reserves for lawsuits claims and other disputed matters include the following:

	As of December 31,
	2022	2021

Reserve for labor claims	185	5
Reserve for regulatory claims	13,430	9,632
TOTAL	13,615	9,637

Roll forward is as follows:

	As of December 31,
Reserve for labor claims	2022	2021	2020

Balance at beginning of year	5	53	91
Additions	370	8	72
Recovery	(1)	(10)	(50)
Utilization of provision for contingencies	(89)	(38)	—
Foreign exchange	(100)	(8)	(60)
Balance at end of year	185	5	53

	As of December 31,
Reserve for regulatory claims	2022	2021	2020

Balance at beginning of year	9,632	10,130	1,511
Additions (3)	4,260	863	176
Additions related to business combinations	569	—	9,124
Recovery	(270)	(258)	—
Utilization of provision for contingencies (4)	(961)	(509)	(615)
Foreign exchange	200	(594)	(66)
Balance at end of year	13,430	9,632	10,130

	As of December 31,
Reserve for commercial claims	2022	2021	2020

Balance at beginning of year	—	2,400	1,000
Additions (1)	700	5,166	1,400
Utilization of provision for contingencies (2)	(700)	(7,566)	—
Balance at end of year	—	—	2,400

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(2) On September 15, 2021, the Company made the first of two installment payments related to the settlement with Certified Collectibles Group, LLC. On November 30, 2021 the second installment was paid leaving the liability fully settled.

(3) Between 2010 and 2014, certain of Grupo Assa’s Brazilian subsidiaries were subject to two examinations by the Ministry of Labor (“MTE”) and the Brazilian Internal Revenue Service (“RFB”) in relation to the potential hiring of employees as independent contractors. As a result of such examinations, Grupo Assa’s Brazilian subsidiaries are subject to different administrative and judicial proceedings, seeking to collect payment of taxes and social security contributions allegedly owed by the companies, and impose certain associated fines. As of December 31, 2022, some of these administrative proceedings are still ongoing while others have resulted in judicial proceedings. The recognized liability as of December 31, 2022 and 2021 was 10,858 and 7,670 ,respectively. Under the Equity Purchase Agreement entered into for the acquisition of Grupo ASSA Worldwide S.A. and its affiliates (collectively, “Grupo Assa”), certain of the above mentioned proceedings are subject to indemnification provisions from the sellers for the total amount of 6,071 and 2,883 as of December 31, 2022 and 2021, respectively, accounted for in Other Financial Liabilities line, net. The effect of the increase of this regulatory claim was fully settled by the indemnification provision

(4)     Since 2018, certain of our non-U.S. subsidiaries have been under examination by the U.S. Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of 1,400 plus penalties and interest for employment taxes for those years. Our subsidiaries filed protests of these proposed assessments with the IRS on July 16, 2018. Following discussions with the IRS, during the fourth quarter of 2021, the IRS and our subsidiaries have reached a preliminary agreement on the proposed assessments which would amount to 1,300 including applicable interests and penalties. The Company reached a preliminary agreement with the IRS on the proposed assessments. The Company paid 961 on March 16, 2022 in principal, and is waiting for final confirmation on the amounts of the applicable interests and penalties to settle this matter definitely.
NOTE 24 – RELATED PARTIES BALANCES AND TRANSACTIONS

24.1 – Related parties

The Company provides software and consultancy services to certain related parties. Outstanding receivable balances as of December 31, 2022 and 2021 are as follows:

	As of December 31,
Trade receivables	2022	2021
Enigma.art LLC	14	—
Total	14	—

	As of December 31,
Trade payables	2022	2021
Falcon Uru LLC	(574)	—
Total	(574)	—

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During the year ended December 31, 2022, 2021 and 2020, the Company recognized the Company recognized the following transactions:

	For the year ended December 31,
	2022	2021	2020
Revenue
Enigma.art LLC	915	—	—
Studio Eter LLC	190	—	—
Total	1,105	—	—

	For the year ended December 31,
	2022	2021		2020
Costs of revenues and Selling, general and administrative expenses
Enigma.art LLC	(75)	—		—
Falcon Uru LLC	(780)	—		—
Total	(855)	—	—	—

24.2 – Compensation of key management personnel

The remuneration of directors and other members of key management personnel during each of the three years are as follows:

	For the year ended December 31,
	2022	2021	2020

Salaries and bonuses	6,768	6,709	6,643
Total	6,768	6,709	6,643

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

During 2022, the Company granted 292, 2,220, 300, 78,317 and 324,380 restricted stock units at a grant price of $226, $210, $167, $219 and $138, respectively.

NOTE 25 – EMPLOYEE BENEFITS

25.1 – Share-based compensation plan

In July 2014, the Company adopted a new Equity Incentive Program, the 2014 Plan, which was amended on May 9, 2016, February 13, 2019, May 18, 2021 and June 8, 2022.

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
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

In addition, on December 1, 2021, our compensation committee, as administrator, approved the granting of awards in the form of Stock-Equivalent Units to be settled in cash or common shares ("SEUs Plan"), or a combination thereof, under the 2014 Equity Incentive Plan. The purpose of the SEUs Plan is to provide an incentive to attract, retain and reward talent in the IT industry and to prompt such persons to contribute to the growth and profitability of the Company. The SEUs Plan provides all eligible employees the opportunity of receiving a grant of SEUs with a unit value equal to the market value of one common share of the Company. The SEUs will be settled in cash or common shares of the Company, at the option of the eligible employee, and shall vest during a four years period, in four equal annual installments of 25% each, commencing on the first anniversary of the grant date, 60% of the shares will be tied to retention and 40% will be tied to performance (PSEUs). As of December 31, 2022 the Company have granted 57,779 SEUs and PSEUs, net of any cancelled and/or forfeited awards, all of which were outstanding as of December 31, 2022. Of the stock-equivalent units granted, 50% were in the form of PSEUs and 50% were in the form of SEUs.

During the years 2022 and 2021, as part of the 2014 Equity Incentive Plan, the Company granted awards to certain employees in the form of Restricted Stock Units ("RSUs"), having a par value of $1.20 each, with a specific period of vesting. Each RSU is equivalent in value to one share of the company´s common stock and represents the Company´s commitment to issue one share of the Company's common stock at a future date, subject to the term of the RSU agreement.

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

The following shows the evolution of the share options for the years ended at December 31, 2022 and 2021:

	As of December 31, 2022		As of December 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance at the beginning of year	643,957	31.79	857,643	31.57
Forfeited during the year	(2,750)	22.20	—	—
Exercised during the year	(94,380)	37.17	(213,686)	30.93
Balance at end of year	546,827	30.91	643,957	31.79

The following shows the evolution of the RSUs for the years ended at December 31, 2022 and 2021:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2022		As of December 31, 2021
	Number of RSU	Weighted average grant price	Number of RSU	Weighted average grant price

Balance at the beginning of year	579,492	164.73	664,345	101.25
RSU granted during the year	801,041	159.12	168,669	276.51
Forfeited during the year	(24,506)	178.34	(18,130)	111.37
Issued during the year	(266,300)	122.29	(235,392)	89.18
Balance at end of year	1,089,727	166.04	579,492	164.73

The following shows the evolution of the SEUs for the years ended at December 31, 2022 and 2021:

	As of December 31, 2022		As of December 31, 2021
	Number of SEU	Weighted Average Fair Value	Number of SEU	Weighted Average Fair Value

Balance at the beginning of year	—	—	—	—
SEU granted during the year	61,072	168.16	—	—
Forfeited during the year	(3,293)	168.16	—	—
Balance at end of year	57,779	168.16	—	—

The following tables summarizes the RSU at the end of the year:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Grant date	Grant price ($)	Number of Restricted Stock Units	Fair value at grant date ($)	Expense as of December 31, 2022 ($) (*)

2018	from 36.30 to 42.00	—	—	973

2019	from 46.00 to 55.07	60,849	5,316	1,598

2020	from 52.10 to 103.75	119,505	17,901	8,766

2021	from 104.25 to 189.53	117,334	32,540	18,828

2022	from 184.00 to 328.96	784,296	122,546	17,303

Subtotal		1,081,984	178,303	47,468

Non employees RSU

2020	from 104.25 to 189.53	—	—	(251)

2021	from 184.00 to 328.96	—	—	343

2022	from 138.00 to 268.31	7,743	1,414	460

Subtotal		7,743	1,414	552
Total		1,089,727	179,717	48,020

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the share options at the end of the year:

Grant date	Exercise price ($)	Number of stock options	Number of stock options vested as of December 31, 2022	Fair value at grant date ($)	Fair value vested ($)	Expense as of December 31, 2022 ($) (*)

2014	10.00	67,238	67,238	226	226	—

2015	from 28.31 to 34.20	126,622	126,622	882	882	—

2016	from 29.01 to 39.37	248,467	248,467	1,941	1,941	—

2017	from 36.30 to 38.16	7,500	7,500	64	64	—

2018	from 44.97 to 55.07	95,000	95,000	1,921	1,921	479

2019	52.10	2,000	1,000	45	22	33

Subtotal		546,827	545,827	5,079	5,056	512

Non employees stock options

—	—	—	—	—	—	—

Subtotal		—	—	—	—	—
Total		546,827	545,827	5,079	5,056	512

(*) Includes social security taxes.

Deferred income tax asset arising from the recognition of the share-based compensation plan amounted to 13,048 and 30,788 for the years ended December 31, 2022 and 2021, respectively.

The following tables summarizes the SEU at the end of the year:

Grant date	Grant price ($)	Number of Restricted Phantom Stock Units	Fair value at grant date ($)	Expense as of December 31, 2022 ($) (*)

2022	268.05	32,371	8,696	2,894

2022	210.07	2,918	615	237

2022	181.2	16,984	3,073	1,221

2022	169.78	5,506	936	141

Total		57,779	13,320	4,493

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

25.2 - Share options exercised and RSU vested during the year:

	As of December 31, 2022		As of December 31, 2021
	Number of options exercised	Exercise price	Number of options exercised	Exercise price

Granted in 2014	1,825	10.00	33,687	10.00
Granted in 2015	8,385	28.31	37,409	28.31
Granted in 2015	—	34.20	4,000	34.20
Granted in 2016	—	29.01	30,000	29.01
Granted in 2016	33,920	32.36	52,840	32.36
Granted in 2016	27,000	39.37	—	39.37
Granted in 2017	—	38.16	10,000	38.16
Granted in 2018	—	44.97	5,000	44.97
Granted in 2018	20,750	46.00	38,250	46.00
Granted in 2018	—	50.92	1,500	50.92
Granted in 2018	2,500	55.07	—	55.07
Granted in 2019	—	52.10	1,000	52.10
Balance at end of the year	94,380		213,686

The average market price of the share amounted to 209.95 and 251.18 for years 2022 and 2021, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the RSU vested during the years 2022 and 2021:

	December 31, 2022		December 31, 2021
	Number of RSUs vested	Grant price	Number of RSUs vested	Grant price

Granted in 2017	—	36.30	500	36.30
Granted in 2017	—	42.00	1,625	42.00
Granted in 2018	78,192	46.00	89,617	46.00
Granted in 2018	1,000	55.07	1,000	55.07
Granted in 2018	1,000	52.74	1,000	52.74
Granted in 2018	2,500	50.92	2,500	50.92
Granted in 2019	600	52.10	600	52.10
Granted in 2019	61,992	87.44	66,318	87.44
Granted in 2019	1,000	94.93	1,000	94.93
Granted in 2019	750	103.75	750	103.75
Granted in 2020	3,125	137.57	3,125	137.57
Granted in 2020	—	104.25	2,336	104.25
Granted in 2020	38,809	130.99	41,046	130.99
Granted in 2020	—	140.00	895	140.00
Granted in 2020	—	170.00	740	170.00
Granted in 2020	15,504	180.60	—	180.60
Granted in 2020	250	184.72	1,500	184.72
Granted in 2020	15,998	189.53	18,408	189.53
Granted in 2021	1,077	184.00	—	184.00
Granted in 2021	2,607	213.57	57	213.57
Granted in 2021	5,315	232.11	2,375	232.11
Granted in 2021	323	288.64	—	288.64
Granted in 2021	16,375	298.47	—	298.47
Granted in 2021	468	328.96	—	328.96
Granted in 2021	1,500	297.49	—	297.49
Granted in 2021	12,608	267.19	—	267.19
Granted in 2022	2,585	219.34	—	219.34
Granted in 2022	196	225.30	—	225.30
Granted in 2022	1,662	226.30	—	226.30
Granted in 2022	655	167.46	—	167.46
Granted in 2022	189	268.31	—	268.31
Granted in 2022	20	218.57	—	218.57
Balance at end of the year	266,300		235,392

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
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company estimated the following assumptions for the calculation of the fair value of the share options:

Assumptions	Granted in 2019 for 2014 plan
Stock price	52.10
Expected option life	6 years
Volatility	40%
Risk-free interest rate	3.10%

There were no granted stock options as of December 31, 2022 and 2021.

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

25.4 - Equity-settled share-based payments under 2014 Equity Incentive Plan and 2021 Employee Share Purchase Plan

During the twelve months ended December 31, 2022, the Company granted a total of 199,825 awards under the Company's 2014 Equity Incentive Plan, net of cancelled and forfeited awards. Most of these awards were comprised of 50% RSUs and 50% PRSUs. RSUs and PRSUs have generally been granted with a vesting period of four years, 25% becoming vested on or about each anniversary of the grant date. In addition, on August 1, 2022, the Company approved the grant of up to 600,000 additional awards under the Company's 2014 Equity Incentive Plan, 50% of which are PRSUs and 50% of which are RSUs. These additional awards will vest based on the achievement of a certain minimum average closing price of the Company's common shares on or prior to August 11, 2030. The threshold price for vesting will be $420 per share through August 10, 2025 and increase by $42 each year until August 11, 2030. These awards will vest in two equal tranches occurring the first one immediately after the date in which the vesting condition is satisfied and the second occurring on the first anniversary of such vesting event. As of December 31, 2022, the Company granted 597,521 of these awards.

In March 2021, the Company adopted the Globant S.A. 2021 Employee Share Purchase Plan (the "ESPP") which provides eligible employees with an opportunity to acquire a proprietary interest in the Company through the purchase of the Company's common shares.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

on the purchase date. Subject to adjustment as provided by the ESPP and unless otherwise provided by the Compensation Committee, the purchase price for each offering period shall be 90% of the fair market value of a Common Share on the purchase date.

During the twelve months ended December 31, 2022, and the year ended December 31, 2021, in connection with the ESPP Plan, the Company has repurchased 46,500 and 27,000, respectively, and 39,136 and 7,453 have been delivered.

Fair value of share-based compensation granted in 2022

Share-based compensation expense for awards of equity instruments to employees and non-employee directors is determined based on the grant-date fair value of the awards. Fair value is calculated using the American Binomial model.

The American Binomial model requires the input of highly subjective assumptions, including the fair value of the Company's shares, expected volatility, expected term and risk-free interest rate.

Assumptions	Granted in 2022 for 2014 Plan
Stock price	206.23
Expected life	7 years
Volatility	42.78%
Risk-free interest rate	2.63%

The Company estimated the following assumptions for the calculation of the fair value of the awards:

Fair value of the shares: For the 2014 Equity Incentive Plan, the fair value of the shares is based on the quoted market price of the Company's shares at the grant date.

Expected volatility: The expected volatility of the Company's shares is calculated by using the average share price volatility of the Company since July 1, 2014 to the date of grant, excluding COVID-19 pandemic period from March 2020 to May 2020.

Expected term: The expected life of awards represents the period of time the granted awards are expected to be outstanding.

Risk free rate: The risk-free rate for periods within the contractual life of the award is based on the U.S. Federal Treasury yield curve with maturities similar to the expected term of the awards.

25.5 Cash-settled share-based payments under 2014 Equity Incentive Plan

On December 1, 2021, our Compensation Committee approved the granting of awards in the form of Stock-Equivalent Units to be settled in cash or common shares ("SEUs Plan"), or a combination thereof, under the 2014 Equity Incentive Plan. The purpose of the SEUs Plan is to provide an incentive to attract, retain and reward talent in the IT industry and to prompt such persons to contribute to the growth and profitability of the Company. The SEUs Plan provides all eligible employees the opportunity of receiving a grant of SEUs with a unit value equal to the market value of one common share of the Company, to be settled in cash or common shares of the Company.

As of December 31, 2022, the Company has granted 61,072 stock equivalent units. As of December 31, 2021 no award was granted.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 26 – BUSINESS COMBINATIONS

26.1 Business combinations 2022

During 2022 the Company made some individually immaterial acquisitions which were completed primarily to expand our services and solutions offerings.

On April 20, 2022, the Company, through its subsidiaries Globant España S.A. and Software Product Creation S.L, entered into an Equity Purchase Agreement (the "Purchase Agreement") with the equity holders of Genexus S.A. an Uruguayan corporation and its subsidiaries Genexus International Corp an American corporation and Kurfur S.A. an Uruguayan corporation, Advanced Research & Technology, S.A. de C.V., a Mexican corporation, Artech Informática do Brasil Ltda and Newtech Informática Ltda., both Brazilian corporations, all together "Genexus", pursuant to which the Company purchased all of the outstanding interest in Genexus. Genexus is a company specialized in low-code tool enriched with artificial intelligence, to create, develop and maintain end-to-end solutions ready to run on all sorts of devices. The Share Purchase Agreement was signed on April 20, 2022 and the closing date was on May 31, 2022.

On July 29, 2022, the Company, through its subsidiary Globant España S.A. entered into an Equity Purchase Agreement with the equity holders of Sysdata SPA. ("Sysdata"), an Italian joint stock company pursuant to which the Company purchased all of the outstanding interest in Sysdata. Sysdata's business consists in provision of advisory services and end-to-end digital transformation process. The Equity Purchase Agreement was signed on July 29, 2022 and the closing date was on September 23, 2022.

On November 4, 2022, the Company, through its subsidiary Globant Brasil Consultoria Ltda. entered into an Equity Purchase Agreement with the equity holders of Nescara Ltda. ("Nescara"), a Brazilian limited liability company pursuant to which the Company purchased all of the outstanding interest. The transaction was simultaneously signed and closed. Nescara's business consists in strategic consulting, implementation, development and support services provider across major Salesforce cloud solutions.

On November 7, 2022, the Company, through its subsidiaries Globant España S.A. and Software Product Creation S.L. entered into an Equity Purchase Agreement with the equity holders of KTBO S.A., an Argentine company, KTBO Brasil Comunicacoes Digitais Ltda, a Brazilian company, KTBO Chile SpA, a Chilean company, KTBO Colombia S.A.S., a Colombian company, KTBO S.A. de C.V. and Contenidos Digitales KTBO, S.C., Mexican companies, and KTBO S.A.C., a Peruvian company, all together "KTBO", pursuant to which the Company purchased all of the outstanding interest. The transaction was simultaneously signed and closed. KTBO's business consists of the provision of services related to Strategy & Research, Business Intelligence, Creativity, Content & Community Mgmt, Business Management, Multimedia Design, Production, Media Buying, Innovation & Development, Growth & UX, Influencer Marketing.

On November 16, 2022, the Company, through its subsidiary IAFH Investment España S.L. entered into a Share and Option Purchase Agreement with the equity holders of eWave Holdings Pty Ltd, an Australian company, and its subsidiaries Nasko Trading Pty Ltd., an Australian company, eWave Limited, a Hongkones company, CommerceLab Pte Ltd., a Belarusian company, eWave Ukraine, an Ukrainian company, Zhonshang Yi Wei Technologies Limited, a Chinese company, eWave Bulgaria, a Bulgarian company, eWave Contracting Services (HK) Limited, a Hongkones company, all together "eWave", pursuant to which the Company purchased all of the outstanding interest. The transaction was simultaneously signed and closed. eWave's business is a Global, Enterprise-Class digital commerce experience enablement consultancy.

On November 21, 2022, the Company, through its subsidiary Globant España S.A. entered into a Share Purchase Agreement with the equity holders of Vertic A/S, Danish company, and its subsidiaries VHCG ApS, a Danish company, and Vertic Portals Inc., an American company, all together "Vertic", pursuant to which the Company purchased all of the outstanding interest. The transaction was simultaneously signed and closed. Vertic's business consists of digital consultancy. The agency creates digital experiences based on technology, design and data.

On December 21, 2022, the Company, through its subsidiary Globant España S.A. entered into an Equity Purchase Agreement with the equity holders of Adbid Latinoamerica S.A.S, a Colombian company, Adbid Latam MX S.A. de C.V., a Mexican company, and Procesalab S.A.S., a Colombian company, all together "Adbid", pursuant to which the Company purchased all of the outstanding interest. The transaction was simultaneously signed and closed. Adbid's business consists of performance digital agencies, focused on performance marketing strategy, operates advertising investment among others in Google, YouTube,

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Amazon, and other social media platforms, e-commerce advertising and web analytics in connection with the foregoing and as data and dashboarding services.

On September 28, 2022, the Company, through its subsidiary Software Product Creation, S.L. entered into a Participation Agreement with La Liga Group International, S.L. (“LGI”), the equity holders of Sports Reinvention Entertainment Group, S.L. (“LaLiga Tech”), a Spanish company which was constituted in December 2022, pursuant to which the Company owned an outstanding interest equal to 51%. The purpose of this Agreement is to create, through La Liga Tech, a new business to reinvent the sports and entertainment industries through technology, and expand digital solutions offered by leveraging Web 3.0, Metaverse, Gaming, and many other rising technologies. The Agreement was signed on September 28, 2022 and the closing date was on December 23, 2022.

The table below gives additional details related to these acquisitions:

Fair value of the consideration transferred at the acquisition date
Down payment (1)	197,976
Working capital adjustment	53
Installment Payments (2)	35,808
Contingent consideration (3)	38,011
Total consideration	271,848
(1) Payment in cash 172,445 and 25,531 in G-shares.
(2) Contains 11,620 of liability, current and non-current, payable in a variable number of shares.
(3) As of December 31, 2022 included 2,923 and 35,088 as Other financial liabilities current and non-current, respectively.

For contingent considerations, an estimate of the range of outcomes and the significant inputs related are disclosed in note 29.9.1

Acquisition related expenses were not material and were recognized directly as expensed.

As of the date of issuance of these consolidated financial statements, due to recent acquisition of La Liga Tech, eWave and Abdid, the accounting for those acquisitions is incomplete; hence, pursuant the guidance in IFRS 3, the Company has included preliminary amounts and disclosures as it relates to:

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

• The amount of revenues and profit or loss of the acquired subsidiaries since the acquisition date, and the amount of revenues and profit or loss of the combined entity as if the acquisition has been made at the beginning of the reporting period, since the acquired subsidiaries did not have available financial information prepared under IFRS at the acquisition date. The preparation of this information under IFRS has not been completed as of the date of issuance of these financial statements.

• The amount of the non–controlling interest in the acquired companies recognized at the acquisition date.

The preliminary fair value of the consideration transferred for the Acquisition at the acquisition date was calculated as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

26.2 - Purchase Price Allocation

As of December 31, 2022, the fair values of the assets acquired, liabilities assumed and goodwill amounted to 185,959, 56,930 and 188,288, respectively, from which certain acquisitions are determined on preliminary basis and amounted to 120,670, 21,471 and 70,311, respectively, determined at the date of acquisition in the business combinations.

As of December 31, 2021, the fair values of the assets acquired, liabilities assumed and goodwill amounted to 52,870, 20,476 and 174,005, respectively, from which certain business combinations are determined on preliminary basis and amounted to 11,205, 4,709 and 66,905, respectively, determined at the date of acquisition in the business combinations.

	As of December 31,
	2022	2021

Current assets
Cash and cash equivalents	46,075	16,604
Investments	1,152	113
Trade receivables	34,151	17,719
Other receivables	8,022	1,117
Other assets	3	—

Non current assets
Other receivables	372	608
Other financial assets	—	2
Property and equipment	1,323	1,581
Intangibles (1)	82,255	14,204
Right-of-use asset	3,624	—
Deferred tax	8,265	922
Investment in associates	717	—
Goodwill (2)	188,288	174,005

Current liabilities
Trade and other payables	(22,468)	(7,724)
Lease liabilities	(716)	—
Tax liabilities	(6,101)	(2,112)
Payroll and social security	(10,772)	(4,425)
Other liabilities	(571)	(413)
Borrowings	(2,958)	(201)

Non current liabilities
Deferred tax liabilities	(9,647)	(3,264)
Lease liabilities	(3,076)	—
Borrowings	(52)	(2,337)
Contingencies	(569)	—

Non-controlling interest (3)	(45,469)	(2,648)

Total consideration	271,848	203,751

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(1) As of December 31, 2022 and 2021, the amount of 34,250 and 11,701, respectively, have been allocated to customer relationships and contracts, and 33,370 and 2,402 as platforms and licenses, respectively.
(2) Goodwill has arisen because the consideration paid for these acquisitions included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of acquired companies. Only the customer contracts and relationships, internally used software, platforms and non-compete agreements are recognized as intangible. The other benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. As of December 31, 2022 and 2021, 188,288 and 174,005, are not deductible for tax purposes, respectively.
(3)Non-controlling interest in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets at its fair values.

The fair values of the receivables acquired do not differ from their gross contractual amount.

26.3 Impact of acquisitions on the results of the Company
The net income for the year ended December 31, 2022 includes a gain of 3,147 attributable to the business generated by the companies acquired in 2022. Revenue for the year ended December 31, 2022 includes 35,226 related to the business of those companies.

Had the businesses combinations made in 2022 been performed on January 1, 2022, the consolidated revenue of the Company would have been 1,855,572 and the net income for the year ended December 31, 2022, would have been 154,821.

26.4 Goodwill

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

In addition, the Company measures the CGU based on value-in-use calculations, which requires the use of various assumptions including revenue growth, gross margin, terminal growth rate and discount rates. The assumptions considered by the Company as of December 31, 2022 and 2021, were the following: projected cash flows for the following five years for both years, the average growth rate considered was 26.1% and 27.0%, respectively, and the rate used to discount cash flows was 11.2% and 9.6%, respectively. The long-term rate used to extrapolate cash flows beyond the projected period as of December 31, 2022 and 2021, was 4%. The recoverable amount is the higher of an asset's fair value less cost of disposals and value in use.

Very material adverse changes in key assumptions about the businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of recoverable value and could result in an impairment charge. Based upon the Company's evaluation of goodwill, no impairment were recognized during 2022, 2021 and 2020.

A reconciliation of the goodwill from opening to closing balances is as follows:

	As of December 31,
	2022	2021
Cost
Balance at beginning of year	567,451	392,760
Additions related to new acquisitions (note 26.2)	188,288	174,005
Translation	(17,322)	(73)
Measurement period adjustment	787	759
Balance at end of year	739,204	567,451

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

The following table summarizes revenues by geography, based on the customers' location:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	For the year ended December 31,
	2022	2021	2020
North America
United States of America	1,095,895	803,934	558,528
Canada	38,895	26,970	15,622
Puerto Rico	358	396	125
Subtotal North America	1,135,148	831,300	574,275
Europe, Middle East & Africa
Spain	86,410	94,459	32,977
United Kingdom	45,017	27,156	17,100
Italy	9,320	507	21
Switzerland	8,859	5,710	1,785
France	6,593	2,600	1,224
Germany	5,840	1,424	939
Belgium	5,577	8,705	2,924
Netherlands	4,975	3,604	1,461
Saudi Arabia	4,187	—	—
Luxembourg	3,676	4,777	1,292
Denmark	2,246	411	395
Ireland	1,104	1,435	907
Others	2,919	546	763
Subtotal Europe, Middle East & Africa	186,723	151,334	61,788
Asia & Oceania
India	21,191	10,442	2,670
Japan	11,739	8,514	5,338
United Arab Emirates	8,938	401	248
Australia	3,010	5,223	287
Singapore	2,600	906	93
Others	2,540	643	—
Subtotal Asia & Oceania	50,018	26,129	8,636
Latin America
Argentina	120,578	87,756	53,667
Chile	115,494	86,809	50,707
Mexico	75,442	53,455	25,928
Brazil	31,060	20,821	11,976
Peru	25,131	15,695	11,648
Colombia	19,206	14,357	13,302
Dominican Republic	5,706	3,788	869
Ecuador	5,175	1,061	26
Paraguay	3,088	2,823	231
Uruguay	2,993	755	144
Panama	2,698	744	737
Others	1,783	251	205
Subtotal Latin America	408,354	288,315	169,440
TOTAL	1,780,243	1,297,078	814,139

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

One largest customer accounted for 10.7%, 10.9% and 11.0% of revenues for the years ended December 31, 2022, 2021 and 2020.

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	As of December 31,
	2022	2021

Spain	590,646	540,237
Argentina	156,594	165,163
United States of America	83,666	66,701
Colombia	64,666	50,785
Mexico	51,965	30,445
United Kingdom	51,746	52,185
Uruguay	47,903	15,546
Denmark	32,469	—
Brazil	28,649	3,783
Italy	27,844	—
India	26,814	21,521
Australia	24,779	—
Hong Kong	15,577	—
Chile	13,395	6,660
Peru	8,393	6,883
Belarus	5,461	6,157
Luxembourg	4,226	4,226
Romania	1,492	640
Germany	1,112	23
Costa Rica	821	—
Ecuador	690	30
Other countries	276	65
TOTAL	1,239,184	971,050

NOTE 28 – LEASES

The Company is obligated under various leases for office spaces and office equipment.

Movements in right-of-use assets and lease liabilities as of December 31, 2022 and 2021 were as follows:

Right-of-use assets	Office spaces	Office equipments	Computers	Total

January 1, 2022	104,565	22,104	17,912	144,581
Additions	22,403	320	11,809	34,532
Additions from business combinations (note 26.2)	3,624	—	—	3,624
Depreciation (note 6)	(21,800)	(3,181)	(10,263)	(35,244)
Foreign currency translation	(182)	—	—	(182)
December 31, 2022	108,610	19,243	19,458	147,311

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Right-of-use assets	Office spaces	Office equipments	Computers	Total

January 1, 2021	76,374	9,486	4,150	90,010
Additions	46,237	14,972	17,873	79,082
Disposals	(575)	—	—	(575)
Depreciation (note 6)	(17,368)	(2,354)	(4,111)	(23,833)
Translation	(103)	—	—	(103)
December 31, 2021	104,565	22,104	17,912	144,581

Lease liabilities

	As of December 31,
	2022	2021
Balance at beginning of year	134,485	87,598
Additions (1)	36,090	74,011
Additions from business combinations (note 26.2)	3,792	—
Foreign exchange difference (1)	(7,976)	(4,031)
Foreign currency translation (2)	(689)	(89)
Interest expense (1)	6,822	5,415
Payments (2)	(37,386)	(27,201)
Disposals	—	(1,218)
Balance at end of year	135,138	134,485

(1) Non-cash transactions.
(2) Cash transactions.

The Company has some lease contracts that have not yet commenced as of December 31, 2022 and 2021. The future lease payments for these lease contracts are disclosed as follows:

As of December 31, 2022
Year	Amount
2023	207
2024	311
2025	311
2026	311
2027	311
2028	104

As of December 31, 2021
Year	Amount
2022	141

The outstanding balance of the lease liabilities as of December 31, 2022 and 2021 is as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
Lease liabilities	2022	2021

Current	37,681	25,917
Non-current	97,457	108,568
TOTAL	135,138	134,485

The maturity analysis of lease liabilities is presented in note 29.5.

The expense related to short-term and low-value leases was not material.

NOTE 29 – FINANCIAL INSTRUMENTS

29.1 - Categories of financial instruments

	As of December 31, 2022
	FVTPL	FVTOCI	Amortized cost
Financial assets
Cash and cash equivalents	—	—	292,457
Investments
Mutual funds	47,009	—	—
Contribution to funds	—	—	1,513
Bills issued by the Treasury Department of the U.S. ("T-Bills")	—	1,399	—
Trade receivables	—	—	425,422
Other assets	—	—	25,854
Other receivables	—	—	12,122
Other financial assets
Convertible notes	6,684	—	—
Foreign exchange forward contracts	552	2,957	—
Equity instruments	—	27,892	—
Interest rate SWAP	3,416	—	—
Others	—	—	6

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2022
	FVTPL	FVTOCI	Amortized cost
Financial liabilities
Trade payables	—	—	90,564
Borrowings	—	—	3,699
Other financial liabilities
Foreign exchange forward contracts	2,004	1,571	—
Other financial liabilities related to business combinations	59,686	—	65,005
Put option on minority interest of Walmeric	—	—	9,386
Equity forward contract	—	3,886	—
Lease liabilities	—	—	135,138
Other liabilities	—	—	808

	As of December 31, 2021
	FVTPL	FVTOCI	Amortized cost
Financial assets
Cash and cash equivalents	—	—	427,804
Investments
Mutual funds	27,585	—	—
Commercial Papers	—	4,996	—
Contribution to funds	—	—	1,027
Trade receivables	—	—	300,109
Other assets	—	—	16,438
Other receivables	—	—	5,901
Other financial assets
Convertible notes	3,875	—	—
Foreign exchange forward contracts	608	150	—
Equity instruments	—	22,088	—
Interest rate SWAP	534	—	—
Others	—	—	35

Financial liabilities
Trade payables	—	—	61,643
Borrowings	—	—	12,240
Other financial liabilities
Foreign exchange forward contracts	1,392	106	—
Other financial liabilities related to business combinations	58,180	—	49,184
Put option on minority interest of Walmeric	—		15,423
Lease liabilities	—	—	134,485
Other liabilities	—	—	955

29.2 - Market risk

The Company is exposed to a variety of risks: market risk, including the effects of changes in foreign currency exchange rates and interest rates, and liquidity risk.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

Except for the subsidiaries that have its local currency as functional currency, the functional currency of the Company and its subsidiaries is the U.S. dollar. In 2022, 79.50% of the Company's revenues are denominated in U.S. dollars. Because the majority of its personnel are located in Latin America, the Company incurs the majority of its operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Colombian peso, Mexican peso, Chilean peso, Peruvian sol, Uruguayan peso and Brazilian real. Operating expenses are also significantly incurred in Indian Rupee, Great Britain Pound and European Union Euros.

Foreign exchange sensitivity analysis

The Company is mainly exposed to Argentine pesos, Colombian pesos, Indian rupees, European Union euros, Mexican pesos, Pounds sterling and Uruguayan pesos.

The following tables illustrate the Company's sensitivity to increases and decreases in the U.S. dollar against the relevant foreign currency. The following sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2022 and adjusts their translation at the year-end for changes in U.S. dollars against the relevant foreign currency.

			Gain/(loss)
Account	Currency	Amount	% Increase	Amount	% Decrease	Amount

Net balances	Argentine pesos	6,201	30%	(1,431)	10%	689
	Colombian pesos	(51,826)	10%	4,711	10%	(5,758)
	Indian Rupees	(19,868)	10%	1,806	10%	(2,208)
	European Union euros	3,901	10%	(355)	10%	433
	Mexican pesos	(16,437)	10%	1,494	10%	(1,826)
	Pound sterling	(17,488)	10%	1,590	10%	(1,943)
	Uruguayan pesos	(10,109)	10%	919	10%	(1,123)
	Chilean pesos	21,700	10%	(1,973)	10%	2,411
	Total	(83,926)		6,761		(9,325)

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

Depreciation of the Argentine Peso

During 2022, the Argentine peso experienced a 72.5% devaluation from 102.62 Argentine peso per U.S dollar to 177.06 Argentine peso per U.S dollar.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During 2021, the Argentine peso experienced a 22.1% devaluation from 84.05 Argentine peso per U.S dollar to 102.62 Argentine peso per U.S dollar.

29.4 - Interest rate risk management

The Company's exposure to market risk for changes in interest rates relates primarily to its cash and bank balances and its credit facilities. The Company's credit line in the U.S. bear interest at a fixed rate between 1.5% or 1.75% depending on the amount borrowed, as of December 31, 2022 the Company does not maintain debt related to the Amended and Restated Credit Agreement During the beginning of 2021 the Company chose to discontinue the hedge accounting of the remaining interest rate swap acquired during 2020, since the hedged future cash flows were no longer expected to occur. As of December 31, 2022, 2021 and 2020, the Company has recognized a loss of 255, a gain of 132 and a loss of 132 included in the line item "Other comprehensive income", respectively, and a net gain of 3,701, a net gain of 837 and a net loss of 127 through results of profit and loss, respectively. As of December 31, 2020 the Company recognize a loss of 605 through results of profit and loss as consequence of the discontinuation of the hedge accounting for three of the four swaps. Hedges of interest rate risk on recognized liabilities are accounted for as cash flow hedge.

Interest rate swap assets and liabilities are presented in the line item "Other financial assets" and "Other financial liabilities" within the statements of financial position, respectively.

Interest rate swap contracts outstanding as of December 31, 2022 and 2021:

		Floating rate	Fixed rate	Fair value
Maturity Date	Notional	receivable	payable	assets / (liabilities)

Instruments for which hedge accounting has been discontinued
Current
March 31, 2023	15,000	1month LIBOR	0.511%	155
Fair value as of December 31, 2022				155

Non-current
March 11, 2024	15,000	1month LIBOR	0.647%	771
March 12, 2024	20,000	1month LIBOR	0.566%	1,045
April 30, 2024	25,000	1month LIBOR	0.355%	1,445
Fair value as of December 31, 2022				3,261

Instruments for which hedge accounting has been discontinued
March 11, 2024	15,000	1month LIBOR	0.647%	70
March 31, 2023	15,000	1month LIBOR	0.511%	10
March 12, 2024	20,000	1month LIBOR	0.566%	132
April 30, 2024	25,000	1month LIBOR	0.355%	322
Fair value as of December 31, 2021				534

29.5 – Liquidity risk management

The Company's primary sources of liquidity are cash flows from operating activities and borrowings under credit facilities. See note 21.

Management monitors rolling forecasts of the Company's liquidity position on the basis of expected cash flow.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The table below analyzes financial liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Expected Maturity Date
	2023	2024	2025	Thereafter	Total

Trade payables	85,119	4,862	583	—	90,564
Borrowings	2,997	159	159	545	3,860
Lease liabilities	48,230	35,464	23,823	61,950	169,467
Other financial liabilities(*)	56,379	46,375	14,085	13,882	130,721
TOTAL	192,725	86,860	38,650	76,377	394,612

(*) The amounts disclosed in the line of other financial liabilities do not include foreign exchange forward contracts, equity forward contracts and 22,930 related to business combinations payments through subscription agreements.

29.6 - Concentration of credit risk

The Company derives revenues from clients in the U.S. (approximately 62%) and clients related from diverse industries. For the years ended December 31, 2022, 2021 and 2020, the Company's top five clients accounted for 25.6%, 26.7% and 30.6% of its revenues, respectively. One single customer accounted for 10.7%, 10.9% and 11.0% of revenues for the years ended December 31, 2022, 2021 and 2020. Credit risk from trade receivables is considered to be low because the Company minimize the risk by setting credit limits for its customers, which are mainly large and renowned companies. Cash and cash equivalents and derivative financial instruments are considered to have low credit risk because these assets are held with widely renowned financial institutions (see note 13) .

29.7 - Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the carrying amounts of financial assets and liabilities included in the consolidated statement of financial position as of December 31, 2022 and 2021, are a reasonable approximation of fair value due to the short time of realization.

	As of December 31, 2022		As of December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Non-current assets
Other receivables
Guarantee deposits	5,942	5,686	4,390	4,177
Other assets	10,657	9,780	8,583	7,810
Non-current liabilities
Trade payables	5,445	5,053	6,387	5,899
Borrowings	861	645	1,935	1,847

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
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 fair value measurements are those derived from unobservable inputs for the assets or liabilities.

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	47,009	—	47,009
Bills issued by the Treasury Department of the U.S. ("T-Bills")	1,399	—	—	1,399
Foreign exchange forward contracts	—	3,509	—	3,509
Convertibles notes	—	—	6,684	6,684
Equity instrument	—	—	27,892	27,892
Interest rate SWAP	—	3,416	—	3,416

Financial liabilities
Contingent consideration	—	—	59,686	59,686
Foreign exchange forward contracts	—	3,575	—	3,575
Equity forward contract	—	3,886	—	3,886

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	27,585	—	27,585
Commercial Papers	4,996	—	—	4,996
Foreign exchange forward contracts	—	758	—	758
Convertibles notes	—	—	3,875	3,875
Equity instrument	—	—	22,088	22,088
Interest rate SWAP	—	534	—	534

Financial liabilities
Contingent consideration	—	—	58,180	58,180
Foreign exchange forward contracts	—	1,498	—	1,498
(1) Mutual funds are measured at fair value through profit or loss, based on the changes of the fund's net asset value.

There were no transfers of financial assets and liabilities between Level 1, Level 2 and Level 3 during the period.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

29.9 Level 3

29.9.1 Contingent consideration

As described in note 26.1, certain acquisitions included contingent consideration agreements which are payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's financial performance like revenue, gross margin and operating margin.

The actual amounts to be paid under the contingent consideration arrangements may be increased proportionally to the target's achievements and are not subject to any maximum amount.

The fair values of the contingent consideration arrangements are estimated by using a probabilistic framework such as Montecarlo simulation where each iteration was discounted to present value using a discount rate. In other cases the contingent consideration was estimated by discounting to present value using a risk-adjusted discount rate.

The Company also performed an estimation of the potential minimum amount of all future payments that could be required to be made under the agreements.

As of December 31, 2022 the nominal value, minimum amount and fair value amounted to 74,024, 66,702, and 59,686, respectively.

As of December 31, 2021 the nominal value, minimum amount and fair value amounted to 60,233, 60,233, and 58,180, respectively.

During 2022 the Company paid the aggregate consideration of 26,708 related to the target achievements during the year 2021. The Company also paid a remaining consideration of 2,251 through the subscription of 8,761 shares related to the target achievements during the year 2021.

As of December 31, 2022, 2021, and 2020 the results from remeasurement of the contingent considerations were decrease of 967 increase of 4,322, and increase of 2,431, respectively. During 2022 it mainly includes a gain of 8,010 related to Bluecap and Navint acquisition, and a loss of 6,926 related to Atix, Habitant and Cloudshift acquisition.

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair Value at December 31, 2022	Unobservable inputs	Range of inputs	Relationship of unobservable inputs to Fair Value
Contingent consideration	59,686	Risk adjusted discount rate	Between 3.84% and 15.00%	An increase in the discount rates by 1% would decrease the fair value by $980 and a decrease in the discount rates by 1% would increase the fair value by $655

Contingent consideration	59,686	Expected revenues	Between 2,382 and 28,039	An increase in the expected revenues by 10% would increase the fair value by $1,421 and a decrease in the expected revenues by 10% would decrease the fair value by $776

Contingent consideration	59,686	Expected operating margin	Between 31.50% and 54.89%	An increase in the expected operating margin by 10% would increase the fair value by $307 and a decrease in the expected operating margin by 10% would decrease the fair value by $1,843

29.9.2 Convertible notes

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

29.9.3. Reconciliation of recurring fair value measurements categorized within Level 3

The following table shows the reconciliation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

	Financial Assets		Financial liabilities
	Convertible notes	Equity instrument	Contingent consideration
December 31, 2020	1,036	10,478	43,724
Fair value remeasurement (1)	—	—	4,322
Acquisition of business (1)	—	—	29,665
Acquisition of investment (3)	—	11,610	—
Payments (2)	2,772	—	(17,902)
Interests (1)	67	—	1,285
Foreign exchange difference (1)	—	—	(2,714)
Others (1)	—	—	(200)
December 31, 2021	3,875	22,088	58,180

	Financial Assets		Financial liabilities
	Convertible notes	Equity instrument	Contingent consideration
December 31, 2021	3,875	22,088	58,180
Fair value remeasurement (1)	—	285	(967)
Acquisition of business (1)	—	—	38,011
Acquisition of investment (3)	2,667	5,519	—
Payments (2)	—	—	(28,717)
Interests (1)	146	—	1,484
Reclassifications (1)	—	—	(5,060)
Foreign exchange difference (1)	(4)	—	(1,528)
Translation (1)	—	—	(890)
Others (1)	—	—	(827)
December 31, 2022	6,684	27,892	59,686

(1) Non-cash transactions.
(2) Cash transactions included in investing activities, except for remeasurement of contingent considerations which are in operating activities, in the Consolidated Statement of Cash Flows. Non-cash transactions related to payments in the Company's common shares for 2,251.
(3) As of December 31, 2022 5,148 were Cash transactions included in investing activities in the consolidated statement of cash flows. As of December 31, 2021, 5,762 were Cash transactions included in investing activities in the consolidated statement of cash flow, 5,848 were Non-cash transactions related to the exchange of Acamica's investment with Digital House investment.

29.10 Foreign exchange futures and forward contracts

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During the years ended December 31, 2021 and 2020, the Argentine subsidiaries, Sistemas Globales S.A. and IAFH Global S.A. acquired foreign exchange futures contracts through SBS Sociedad de Bolsa S.A. (SBS) in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in Argentine Pesos due to the risk of exposure to fluctuations in foreign currency. The foreign exchange futures contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the year ended December 31, 2022, there were no future contracts transactions and for the years ended 2021 and 2020 the Company recognized a loss 355 and a gain of 144, respectively.

During 2022 and 2021, certain subsidiaries from Argentina, Uruguay, Chile, Colombia and Mexico acquired foreign exchange forward contracts with certain banks in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in the local currencies from each country, due to the risk of exposure to fluctuations in those foreign currencies and a subsidiary in the United States of America has also acquired foreign exchange forward contracts with certain banks, with the purpose of hedging the exposure in currencies different than U.S dollar. Those contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the years ended December 31, 2022 and 2021, the Company recognized a net loss of 13,727 and 10,673, respectively. As of December 31, 2022 and 2021, the foreign exchange forward contracts that were recognized as financial assets and liabilities at fair value through profit or loss were as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 31, 2023	Argentinian Peso	191.95	192.57	17
January 31, 2023	Mexican Peso	19.87	19.59	71
January 31, 2023	Colombian Peso	4,847.49	4,834.53	21
January 31, 2023	Colombian Peso	4,858.43	4,834.53	38
January 31, 2023	Colombian Peso	4,856.25	4,834.53	35
February 28, 2023	Indian Rupee	83.05	82.98	7
February 28, 2023	Pound Sterling	1.21	1.21	33
February 28, 2023	Chilean Peso	856.55	861.90	76
April 28, 2023	Danish Krone	6.93	6.89	58
April 28, 2023	Australian Dollar	0.67	0.68	196
Fair value as of December 31, 2022				552

January 31, 2022	Mexican Peso	21.96	20.65	255
February 28, 2022	Indian Rupee	75.53	75.52	76
February 28, 2022	Colombian peso	4,037.00	4,005.31	119
March 31, 2022	Colombian peso	4,053.1	4,021.61	119
March 31, 2022	Colombian peso	4,040.5	4,021.55	39
Fair value as of December 31, 2021				608

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 31, 2023	Chilean Peso	920.50	858.02	(557)
January 31, 2023	Chilean Peso	919.60	858.02	(550)
January 31, 2023	Chilean Peso	920.20	858.02	(555)
January 31, 2023	Colombian Peso	4,774.65	4,831.78	(111)
January 31, 2023	Indian Rupee	81.92	82.85	(111)
February 28, 2023	Colombian Peso	4,810.50	4,860.91	(97)
February 28, 2023	Mexican Peso	19.63	19.69	(23)
Fair value as of December 31, 2022				(2,004)

January 31, 2022	Pound Sterling	0.73	0.74	(156)
January 31, 2022	Colombian Peso	3,902.25	3,993.60	(138)
January 31, 2022	European Union Euro	0.86	0.88	(410)
January 31, 2022	Uruguayan Peso	44.36	44.93	(64)
January 31, 2022	Argentinian Peso	106.98	106.92	(3)
January 31, 2022	Argentinian Peso	108.7	106.92	(87)
January 31, 2022	Argentinian Peso	110.85	106.92	(134)
January 31, 2022	Argentinian Peso	107.16	106.92	(12)
February 25, 2022	Argentinian Peso	115.35	111.35	(136)
February 28, 2022	European Union Euro	0.86	0.88	(212)
February 28, 2022	Chilean Peso	855.45	850.55	(40)
Fair value as of December 31, 2021				(1,392)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the term of the contract.

29.11 Hedge accounting

During 2021, certain subsidiaries from Argentina, Uruguay, Chile, Colombia, Mexico and India entered into foreign exchange forward and future contracts to manage the foreign currency risk associated with the salaries payable in the local currency of each country. During 2022 the subsidiaries Chile, Colombia, India, Brazil, Peru and the United States of America entered into foreign exchange forward contracts to manage the foreign currency risk associated with the salaries payable in the local currency of each country The Company designated those derivatives as hedging instruments in respect of foreign currency risk in cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

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

As of December 31, 2022, 2021 and 2020, the Company has recognized a net loss of 2,332, 136 and 272, respectively, included in Salaries, employee benefits and social security taxes and a net gain of 1,305, loss of 131 and a net gain of 165, respectively, included in other comprehensive income.

During 2020, Globant, LLC entered into four interest rate swap transactions with the purpose of hedging the exposure to variable interest rate related to the Amended and Restated Credit Agreement with certain financial institutions. By the end of that year the Company chose to discontinue three of the four interest rate swap transaction. During the year ended December 31, 2021, the Company chose to discontinue the remaining interest rate swap since the hedged future cash flows were no longer expected to occur. As of December 31, 2022 and 2021, the Company recognized a loss of 255 and a gain of 132, respectively, included in the line item "Other comprehensive income". The Company designated those derivatives as hedging instruments in respect of interest rate risk in cash flow hedges. Hedges of interest rate risk on recognized liabilities are accounted for as cash flow hedges.

Foreign currency forward contract and interest rate swap assets and liabilities are presented in the line ‘Other financial assets’ and ‘Other financial liabilities’ within the statement of financial position.

The following table detail the foreign currency forward contracts outstanding as of December 31, 2022:

Hedging instruments - Outstanding contracts

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)

January 31, 2023	Brazilian Real	5.36	5.25	55
January 31, 2023	Chilean Peso	995.20	858.02	789
March 31, 2023	Chilean Peso	994.25	866.45	685
April 28, 2023	Colombian Peso	5161.25	4919.18	283
April 28, 2023	Colombian Peso	5160.00	4918.15	388
February 28, 2023	Chilean Peso	992.20	861.47	708
January 31, 2023	Indian Rupee	83.66	83.15	42
February 23, 2023	Indian Rupee	83.15	82.98	6
February 23, 2023	Indian Rupee	83.01	82.98	1
Fair value as of December 31, 2022				2,957

January 25, 2022	Indian Rupee	75.50	74.50	9
January 27, 2022	Indian Rupee	74.68	74.55	2
January 27, 2022	Indian Rupee	74.67	74.55	2
January 27, 2022	Indian Rupee	74.68	74.55	1
February 23, 2022	Indian Rupee	75.67	74.74	9
February 24, 2022	Indian Rupee	75.76	74.78	14
February 24, 2022	Indian Rupee	75.76	74.78	20
February 24, 2022	Indian Rupee	75.76	74.78	5
March 31, 2022	Colombian Peso	4,064.86	4,021.21	88
Fair value as of December 31, 2021				150

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)

January 31, 2023	Colombian Peso	4,667.50	4,834.53	(486)
January 31, 2023	Indian Rupee	82.54	82.85	(26)
February 23, 2023	Indian Rupee	82.03	82.98	(11)
February 28, 2023	Colombian Peso	4,659.50	4,860.91	(580)
March 30, 2023	Colombian Peso	4,729.00	4,888.69	(452)
April 26, 2023	Indian Rupee	83.04	83.30	(9)
April 26, 2023	Indian Rupee	83.01	83.30	(7)
Fair value as of December 31, 2022				(1,571)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
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

During the year ended December 31, 2022, Globant LLC entered into equity forward contracts to manage the risk associated with the volatility of the Company's market share price use to determine the cash-settled shared based plan. The Company designated those derivatives as hedging instruments in respect of market share price risk in cash flow hedges. Hedges of cash-settled share base payment risk on firm commitments are accounted for as cash flow hedges.
Since the Company separates the forward element and the spot element of the forward contract and designates as the hedging instrument only the change in the value of the spot element of the forward contract, the effective portion of changes in the fair value of derivatives and other qualifying hedging instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge, except for the portion that affects comprehensive income for the granted shares in which the rendering of services over time lapse has already occur to the date of report. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the "other financial results, net" line item. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item (i.e., Sharebased compensation expense).
As of December 31, 2022, the Company recognized a loss of 1,341 included in the line item "Share-based compensation expense - Cash settle", a loss of 2,528 included in the line item "Gains and losses on cash flow hedges", from other comprehensive income, and 17 included in the line item "Net gain arising from financial assets measured at fair value through OCI".

	Currency	Forward	Fair value assets /
Settlement date	from contracts	Price	(liabilities)
June 1, 2023	US dollars	278.24	(910)
June 1, 2023	US dollars	188.83	(71)
June 3, 2024	US dollars	289.9	(886)
June 3, 2024	US dollars	198.85	(70)
June 2, 2025	US dollars	302.36	(890)
June 2, 2025	US dollars	208.72	(75)
June 1, 2026	US dollars	315.09	(901)
June 1, 2026	US dollars	219.34	(83)
Fair value as of December 31, 2022			(3,886)

NOTE 30 — CAPITAL AND RESERVES

30.1 Issuance of common shares

During the year ended December 31, 2022, 94,380 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 37.17 per share amounting to a total of 3,508.

During the year ended December 31, 2022, 801,041 Restricted Stock Units (RSU) were granted to certain employees and directors of the Company and 266,300 RSU's were vested at an average price of 122.29 per share amounting to a total of 32,566 (non-cash transactions).

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During the year ended December 31, 2022 the Company’s common shares issues in connection with subscriptions agreements related to acquisitions were as follows:

Date	Acquired company	Common shares	Amount
December 21, 2022	Adbid	10,728	1,821
November 18, 2022	Vertic	41,252	7,312
November 16, 2022	eWave	32,524	5,859
November 7, 2022	KTBO	9,624	1,540
September 23, 2022	Sysdata	19,640	4,052
September 16, 2022	Grupo Assa	34,754	7,224
August 5, 2022	Atix	4,534	850
June 7, 2022	Genexus	21,328	4,947
April 29, 2022	Cloudshift	8,761	2,251
TOTAL		183,145	35,856

During the year ended December 31, 2021, 213,686 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by certain employees. Options were exercised at an average price of 30.93 per share amounting to a total of 6,612.

During the year ended December 31, 2021, 168,669 RSUs were granted to certain employees and directors of the Company and 235,392 RSUs were vested at an average price of 89.18 per share amounting to a total of 20,992 (non-cash transaction).

During the year ended December 31, 2021 the Company’s common shares issues in connection with subscriptions agreements related to acquisitions were as follows:

Date	Acquired company	Common shares	Amount
November 30, 2021	Navint	7,032	2,100
November 17, 2021	Xappia	2,502	750
July 8, 2021	Walmeric	10,842	2,372
May 11, 2021	Hybrido (*)	10,088	2,149
March 15, 2021	Xappia	8,415	1,750
TOTAL		38,879	9,121
(*) As part of the subscription agreement the Company recognized 2,152 as equity settled agreement, related to common shares that the Company will issue in the future.

During the year ended December 31, 2020, 175,272 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 33.24 per share amounting to a total of 5,825.

During the year ended December 31, 2020, 309,384 (RSU) were granted to certain employees and directors of the Company and, 219,047 RSUs were vested at an average price of 59.37 per share amounting to a total of 13,055 (non-cash transaction).

During the year ended December 31, 2020 the Company’s common shares issues in connection with subscriptions agreements related to acquisitions were as follows:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Date	Acquired company	Common shares	Amount
December 18, 2020	Bluecap	189,287	40,354
November 10, 2020	Giant Monkey Robot	5,551	1,060
August 3, 2020	Grupo Assa	20,918	3,681
May 7, 2020	Avanxo	2,730	294
April 20, 2020	Avanxo	6,346	684
March 10, 2020	Ratio	2,018	225
TOTAL		226,850	46,298

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

As of December 31, 2022, 40,813,484 common shares of the Company's share capital are registered with the SEC and quoted in the New York Stock Exchange.

30.3 Cash flow hedge reserve

The movements in the cash flow hedge reserve were as follows:

	Foreign
	currency risk
	2022	2021

Balance at beginning of the year	11	281
Loss arising on changes in fair value of hedging instruments during the period	(2,682)	(578)
Loss reclassified to profit or loss – hedged item has affected profit or loss	(500)	308
Balance at end of the year	(3,171)	11

NOTE 31 — APPROPRIATION OF RETAINED EARNINGS UNDER PRINCIPAL OPERATING SUBSIDIARIES´ LOCAL LAWS AND RESTRICTIONS ON DISTRIBUTION OF DIVIDENDS

In accordance with Argentine, Uruguayan and Mexican Law, the Argentine, Uruguayan and Mexican subsidiaries of the Company must appropriate at least 5% of net income of the year to a legal reserve, until such reserve equals 20% of their respective share capital amounts.

On June 16, 2021, Argentine Law No. 27,630 was enacted and, among other matters, set a 7% withholding tax for dividend distribution from a 13% previously established by Law No 27.430 for 2020 onwards.

As of December 31, 2022, the legal reserve amounted to 369 for the Company´s Argentine subsidiaries, Sistemas Globales S.A, IAFH Global S.A, and Decision Support S.A, which were all fully constituted.

As of December 31, 2022, the legal reserves amounted to 20 for the Company's Uruguayan subsidiary, Sistemas Globales Uruguay S.A., which was fully constituted.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As of December 31, 2022, the legal reserve amounted to 1,004 for the Company's Mexican subsidiary, IAFH Globant México IT S. de R.L. de C.V., which was partially constituted.

In Colombia, Sistemas Colombia S.A.S.'s bylaws determine the subsidiary must allocate at least 10% of the net income of the year to a legal reserve until such reserve equals 50% of its share capital.

As of December 31, 2022, Sistemas Colombia S.A.S.´s legal reserve amounted to 755, and has been fully constituted.

Pursuant to Peruvian law, the Peruvian subsidiaries of the Company must reserve at least 10% of its net income of the year to a legal reserve, until such reserve equals 20% of its respective amount of capital stock. As of December 31, 2022, the legal reserve amounted to 399 for Globant Peru S.A.C. which was partially constituted.

Pursuant to Spanish law, the Spanish subsidiaries of the Company must allocate 10% of its standalone profit to a legal reserve until such reserve equals to 20% of their respective share capital amount.

As of December 31, 2022, the legal reserve amounted to 455 for the Company's Spanish subsidiary, Software Product Creation S.L., which was partially constituted.

There is no requirement to allocate profits for the creation of a legal reserve in the following countries: Brazil, Chile, India and United States of America.

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

The Company assessed whether the impact of COVID-19 has led to any other non-financial asset impairment, including goodwill, and concluded, that there is no indication that the cash-generating unit may be impaired. Based on the sensitivity analysis performed, there were no significant changes in any of the used key assumptions that would have resulted in an impairment charge.

NOTE 33 – OTHER EVENTS

33.1 Cybersecurity Event

On March 28th, 2022, the Company detected an unauthorized access to certain source code and project-related documentation for certain clients, as well as certain data files. As soon as such access was detected, the Company activated its security protocols and began conducting an exhaustive investigation. As of the date of issuance of these consolidated financial statements, although no formal claims relating to the incident have been received, it is not possible for us to determine at this point the potential economic impact, if any, of this incident on the Company.

NOTE 34 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events until February 15, 2023, date of approval of these consolidated financial statements, to assess the need for potential adjustments or disclosures in these consolidated financial statements in accordance with IAS 10 "Events after the reporting period". The Company doesn't have any subsequent events to report.

NOTE 35 – APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements were approved by the Board of Directors on February 15, 2023.

Martín Migoya
President