Form 20-F
period 2023-12-31
Globant S.A.
filed 2024-02-29
CIK 1557860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 43,086,282 common shares.

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
•We are subject to numerous risks associated with the evolving market for products with AI capabilities.
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

In this annual report references to currencies are defined in the following table:

"U.S. dollars" and "$"	refer to the lawful currency of the United States
"Argentine pesos"	refers to the lawful currency of the Republic of Argentina
"Colombian pesos"	refers to the lawful currency of the Republic of Colombia
"Uruguayan pesos"	refers to the lawful currency of the Republic of Uruguay

"Mexican pesos"	refers to the lawful currency of Mexico
"Chilean pesos"	refers to the lawful currency of Chile
"Rupees" or "Indian rupees"	refer to the lawful currency of the Republic of India
"Reais" or "Brazilian Real"	refer to the lawful currency of Brazil
"Peruvian Sol"	refers to the lawful currency of Peru
"Euro" or "€"	refer to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time
"Pound", "British Sterling pound" or "£"	refer to the lawful currency of the United Kingdom
"Canadian dollars"	refers to the lawful currency of Canada
"Saudi Riyal"	refers to the lawful currency of the Kingdom of Saudi Arabia
"Australian dollars"	refers to the lawful currency of the Commonwealth of Australia
"Danish Krone"	refers to the lawful currency of Denmark

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements are prepared under IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and presented in U.S. dollars. Our fiscal year ends on December 31 of each year. Accordingly, unless otherwise indicated, all references to a particular year are to the year ended December 31 of that year.

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
•We are subject to numerous risks associated with the evolving market for products with AI capabilities.
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
•Regulations and stakeholder expectations relating to ESG matters may impose additional costs and expose us to new risks.

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
•our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients; and
•our ability to win new engagements from credit worthy clients.

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

Our business is labor intensive and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals. We believe that there is significant competition for technology professionals who possess the technical skills and experience necessary to deliver our services, and that such competition is likely to continue for the foreseeable future. In addition, the accelerated adoption of remote and hybrid working models may increase outsourcing and the number of jobs that can be conducted virtually which, in turn, may further enhance competition for highly-qualified professionals. As a result, the technology industry generally experiences a significant rate of turnover of its workforce. Our business plan is based on hiring and training a significant number of additional technology professionals each year in order to meet anticipated turnover and increased staffing needs. Our ability to properly staff projects, maintain and renew existing engagements and win new business depends, in large part, on our ability to hire and retain qualified IT professionals.

The total attrition rate among our Globers was 8.1%, 16.7% and 18.7% for the years ended December 31, 2023, 2022 and 2021, respectively. If our attrition rate were to increase above historical levels, our operating efficiency and productivity may decrease. We compete for talented individuals, not only with other companies in our industry, but also with companies in other industries, such as software services, engineering services and financial services companies, among others, and there is a limited pool of individuals who have the skills and training necessary to help us grow our company. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs.

We may not be able to recruit and train a sufficient number of qualified professionals or be successful in retaining current or future employees. Increased hiring by technology companies and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the locations where we operate and hire. Failure to hire and train or retain qualified technology professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.

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

We have experienced, and continue to experience, rapid growth in our headcount, operations and revenues, which has placed, and will continue to place, significant demands on our management and operational and financial infrastructure. Additionally, our decentralized staffing and the increasing number of employees that are deployed onsite at our clients or near client locations have placed additional operational and structural demands on our resources.

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

We also undertake engagements on a fixed-price basis, which require the estimation of the associated costs to complete the project. Revenues from our fixed-price contracts represented 18.3%, 15.4% and 16.9% of our total revenues for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Unexpected increases in salaries and other operating costs beyond our forecasts, which we are not able to carry-forward to our clients, or any failure by us to accurately estimate the costs of our hourly services, the resources and time required to complete a fixed-price contract on time and on budget, any failure to complete the project or meet our client's expectations, or any unforeseen changes in the project's scope, among others, could make our contracts unprofitable, thereby adversely affecting our results of operations, financial condition and cash flows from operations.

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

We are subject to numerous risks associated with the evolving market for products with AI capabilities.

The markets and use cases for products with artificial intelligence (“AI”) capabilities have been rapidly evolving, are difficult to predict and may impact demand for our products and services. We use AI and machine learning (“ML”) in our products and services, including Augoor, MagnifAI, GeneXus, GeneXus Enterprise AI, Navigate, StarmeUp, Walmeric and FluentLab. These platforms are encompassed in our Globant X division and are based on Globant’s own proprietary AI models, but also leverage third-party models such as OpenAI’s GPT-4, and Google’s Gemma and NVIDIA's AI Enterprise platform. Also, we use AI assistants in some of our internal processes. For example, "Geno," a tool to optimize staffing and talent management processes, and "Sensei," a system that offers tailored learning and career development experiences, are proprietary developments that leverage OpenAI’s GPT models. The significant investments we have made to develop products to address what we believe will be increasing demand for AI capabilities may be insufficient, and we face significant hurdles, including whether demand will materialize, whether third-party developers will develop the software to utilize the AI capabilities of our products, and whether we will be successful in developing products that can compete with offerings by established competitors.

Our use of AI technology may subject us to reputational, financial, legal or regulatory risks. As we incorporate AI technology into our products and services, any failure to address concerns relating to the responsible use of the evolving AI technology in our products and services may cause harm to our reputation or financial liability and, as such, may increase our costs to address or mitigate such risks and issues. AI technology may create ethical issues, generate defective algorithms, and present other risks that create challenges with respect to its adoption. In addition, evolving rules, regulations, and industry standards governing AI may require us to expend significant resources to modify, maintain, or align our business practices or products to comply with US and non-US rules and regulations, the nature of which cannot be determined at this time. Several jurisdictions around the globe, including the EU and certain US states, have already proposed or enacted laws governing AI. US federal agencies are likely to release AI regulations in the near future in light of the Biden administration’s October 30, 2023 Executive Order on AI. The regulatory environment surrounding the impact of the implementation of AI on our products and services may adversely affect our ability to produce and export products and as a result may cause harm to our reputation and financial liability.

If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected.

We generate a significant portion of our revenues from our ten largest clients. During the years ended December 31, 2023, 2022 and 2021, our largest customer based on revenues, The Walt Disney Company, accounted for 8.7%, 10.7% and 10.9% of our revenues, respectively. During the years ended December 31, 2023, 2022 and 2021, our ten largest clients accounted for 32.0%, 35.6% and 39.1% of our revenues, respectively.

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

In addition, we expect to continue to face, competition from new technology services providers. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their services needs as opposed to relying on a third-party vendor, such as our company. The technology services industry is also undergoing consolidation, which may result in increased competition in our largest target markets in the United States and Europe from larger firms that may have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies or processes and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We cannot assure you that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.

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

As of December 31, 2023, approximately 4% of our Globers are covered by Collective Bargaining Agreements ("CBAs"), including Globers from our Brazilian, French, Spanish and Italian subsidiaries, as well as some Globers from our Argentinean subsidiaries. For complete details of the covered employees see "Directors, Senior Management and Employees — Employees". There can be no assurance that our non-unionized employees will not become members of a union or become covered by a collective bargaining agreement, including through an acquisition of a business whose employees are subject to such an agreement.

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

We have established and publicly announced in our annual Integrated Report, our ESG goals, including our commitments to address climate change, human rights, social and digital inclusion, diversity and equity. These statements reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our failure to adequately update, accomplish or accurately track and report on these goals on a timely basis, or at all, could adversely affect our reputation, financial performance and growth, and expose us to increased scrutiny from the investment community, special interest groups and enforcement authorities.

Our ability to achieve any ESG objective is subject to numerous risks, many of which are outside of our control. Examples of such risks include the availability and cost of low or non-carbon-based energy sources, the evolving regulatory requirements affecting product circularity, ESG standards or disclosures, the evolving consumer protection laws applicable to ESG matters and the availability of materials and suppliers that can meet our sustainability, diversity and other ESG goals.

Standards for tracking and reporting ESG matters continue to evolve. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. Methodologies for reporting ESG data may be updated and previously reported ESG data may be adjusted to reflect improvement in availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations and other changes in circumstances. Our processes and controls for reporting ESG matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring, and reporting ESG metrics, including ESG-related disclosures that may be required by the SEC, European regulators and other regulators, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. If our ESG practices do not meet evolving investor or other stakeholder expectations and standards, then our reputation or our attractiveness as an investment, business partner, acquirer, service provider or employer could be negatively impacted.

Regulations and stakeholder expectations relating to environmental, social and governance matters may impose additional costs and expose us to new risks.

We continue to closely monitor developments relating to ESG regulations. At the federal level, the SEC has proposed new rules requiring public companies to disclose extensive climate-related information in their registration statements and periodic reports. The proposed rules would mandate disclosures related to climate-related risks and their impacts, greenhouse gas emissions and climate-related financial statement metrics. In addition, California recently enacted Assembly Bill 1305 (“AB 1305”), the Climate Corporate Data Accountability Act (“SB 253”) and the Climate-Related Financial Risk Act (“SB 261”). As a company with operations in California, we may fall under the jurisdiction of these new laws, which impose rigorous reporting obligations regarding our climate-related financial risks and extensive requirements for the disclosure of greenhouse gas emissions. AB 1305, which became effective on January 1, 2024, creates new annual disclosure requirements regarding substantiation of certain climate-related statements. SB 253 will require covered companies with total annual revenues of $1 billion or more to disclose annually their Scope 1 (owned and controlled sources) and Scope 2 (energy purchased and used) greenhouse gas emissions beginning in 2026 (for 2025 data), and Scope 3 (up and down the value chain) greenhouse gas emissions beginning in 2027 (for 2026 data). SB 261 will require covered companies with total annual revenues of $500 million or more to publish biennial reports disclosing climate-related financial risks and the measures adopted to mitigate the disclosed risks by January 1, 2026. If we do not comply with the requirements of AB 1305, SB 261 or SB 253, we could be subject to fines of up to $500,000, $50,000 and $500,000, respectively, per year. As a result of new and proposed climate-related regulatory requirements, we must develop robust systems, processes, and controls for assessing and reporting our climate-related financial risks, as well as ensuring transparency and accuracy in our disclosures.

There is an increasing focus from stakeholders, including certain investors, customers and employees, concerning ESG matters. For example, some investors may use ESG performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to ESG are inadequate. In addition, we may face reputational damage in the event that we do not meet the ESG standards set by various constituencies.

As ESG best practices and regulations continue to evolve, we expect to incur increasing costs relating to ESG monitoring, reporting and compliance, and these efforts will require substantial time and attention of management. This could have a material adverse effect on our business, results of operations, value chain and financial condition.

Our revenues are dependent on a limited number of industries, and any decrease in demand for technology services in these industries could reduce our revenues and adversely affect our results of operations.

During the years ended December 31, 2023, 2022 and 2021, an aggregate of 40.1%, 41.3% and 44.8% of our total revenues were generated from clients in the media and entertainment, and banks, financial services and insurance industries. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase technology services or to move such services in-house.

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

The technology services industry is continuously evolving. Competition, fueled by rapidly changing consumer demands and constant technological developments, renders the technology services industry one in which success and performance metrics are difficult to predict and measure. Because services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model, and its results of operations, it can be difficult to predict how many company's services, including ours, will be received in the market. While enterprises have been willing to devote significant resources to incorporate emerging technologies and related market trends into their business models, enterprises may not continue to spend any significant portion of their budgets on our services in the future. The increasing reliance on automation, AI, ML and other new technologies by our clients may reduce the demand for our services and adversely impact our results of operations. Neither our past financial performance nor the past financial performance of any other company in the technology services industry is indicative of how our company will fare financially in the future. Our future profits may vary substantially from those of other companies, and those we have achieved in the past, making investment in our company risky and speculative. If our clients' demand for our services declines, as a result of economic conditions, market factors or shifts in the technology industry, our business would suffer and our results of operations and financial condition would be adversely affected.

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

Disruptions in telecommunications, system failures, internet infrastructure, computer virus attacks or other operational disruptions caused by factors outside of our control, such as hostilities, political unrest, terrorist attacks, natural disasters, and public health emergencies (including pandemics) could adversely impact our ability to deliver services to our clients, which could result in client dissatisfaction, harm to our reputation, and a loss of business and related reduction of our revenues. Our business continuity and disaster recovery plans may not be effective at preventing or mitigating the effects of such disruptions, and we may not be able to consistently maintain active voice and data communications between our various global operations and with our clients due to disruptions in telecommunication networks and power supply, system failures, computer virus attacks or other operational disruptions. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance and our ability to complete projects on time. Such failure to perform on client contracts could have a material adverse effect on our business, results of operations and financial condition.

If our computer systems or data, or our service providers’ systems or data, are subject to security incidents or breaches, or if any of our employees misuses or misappropriates data, it may disrupt our operations, and we may face reputational damage, lose clients and revenues, or incur losses.

Our business is heavily dependent on the security of our IT networks and those of our clients, as well as our third-party providers. We have access to, and we collect, transmit and store data, including confidential client and client customer data, intellectual property, and personal data. Threats to network and data security are increasingly diverse and sophisticated, and despite our efforts, they have increased in number due in part to the growing breadth and complexity of IT networks and systems and large number of employees working remotely. Our internal or external IT servers and networks, or those of our third party processors, providers or clients, are vulnerable to cybersecurity risks, including viruses and worms, phishing attacks, ransomware attacks, denial-of-service attacks, physical or electronic break-ins, third party or employee theft or misuse, and similar disruptions, which could disrupt the normal operations of our engagements and impede our ability to provide critical services to our clients, thereby subjecting us to liability under our contracts and applicable data protection laws.

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

In the past, we have experienced, and in the future, we may again experience, data security incidents resulting from unauthorized access to our and our service providers’ systems and unauthorized acquisition of our data and our clients’ data including, but not limited to: inadvertent disclosure, misconfiguration of systems, phishing ransomware or malware attacks. In addition, our clients have experienced, and may in the future experience, breaches of systems and cloud-based services enabled by or provided by us. For example, on March 30, 2022, we announced an unauthorized access to our network and exfiltration of certain source code and project-related documentation for a limited number of clients, as well as certain data files. To date this incident has not had a material impact on our operations, and we are unaware of any material impact on our client's operations. We cannot assure you that our preventative and mitigation actions will fully eliminate the risk of a malicious compromise of our, our third-party service providers' or our customers' systems.

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

We have expanded, and may continue to expand, our operations through strategically targeted acquisitions focused on deepening our relationships with key clients, extending our technological capacities including services over platforms, broadening our service offering and expanding the geographic footprint of our delivery centers. We completed a number of acquisitions in 2021, 2022 and 2023. Financing of any future acquisitions could require the incurrence of indebtedness, the issuance of equity or a combination of both. In addition, if we finance acquisitions by issuing shares or convertible debt, our existing shareholders may be diluted, which could affect the market price of our shares. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or legal liabilities, amortization of acquired intangible assets and difficulties entering into new markets. Acquisitions may also result in significant costs and expenses, including retention payments, equity compensation, assumed and/or acquired litigation and other unforeseen claims and liabilities. In addition, any client satisfaction or performance problems within an acquired business could have a material adverse impact on our company's corporate reputation and brand.

We cannot assure you that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

Our indebtedness may affect our ability to operate our business and secure additional financing in the future.

On May 31, 2023, Globant, LLC, one of our U.S. subsidiaries (the "Borrower"), entered into a Fourth Amended and Restated Credit Agreement, by and among certain financial institutions listed therein, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender (the “Fourth A&R Credit Agreement”). The Borrower’s obligations under the Fourth A&R Credit Agreement are guaranteed by the Company and its subsidiaries Globant España S.A. and Globant IT Services Corp., and are secured by substantially all of the Borrower’s assets. The Fourth A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders. For more information, see "Additional Information - Material Contracts."

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
•government regulation of foreign investment in the North America, Europe, and Latin America;
•global economic, political and other conditions in jurisdictions in which we do business; and
•favorability of our credit-rating.

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

Because we have global operations, global macroeconomic conditions have a significant effect on our business as well as the businesses of our clients. The global economy has experienced and may continue to experience extreme volatility and disruptions caused by, among others, health pandemics, terrorist acts, political, social and civil unrest, wars and natural disasters. For example, in February 2022, Russia initiated significant military action against Ukraine. In response, the U.S. and certain other countries imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations. The U.S. and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions should the conflict continue or worsen. These sanctions and potential responses from Russia and other countries could adversely affect us, our business partners and customers, what in turn could have a material adverse effect on our business, financial condition and results of operations. Also, customers and suppliers may restrict their business with entities having subsidiaries in certain countries. In addition, the Israel-Hamas conflict also has the potential to disrupt the world economy. An escalation of the conflict, including the involvement of other countries, could cause disruption, instability and volatility in global markets, supply chains and logistics operations, such as recent shipping disruptions in the Red Sea and surrounding waterways and an increase prices of the oil barrels.

The technology services industry is particularly sensitive to the broader economic environment and tends to decline during general economic downturns. If the North American, Latin American, or European economies weaken or slow, inflation in the markets in which we operate, or a negative or uncertain political climate develops or persists, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenues and profitability.

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

As a consequence of adverse economic conditions in global markets and diminishing commodity prices, the economic growth rates of the economies of many Latin American countries have slowed and some have entered recessions. For example, historically, Argentina, Colombia and Mexico have a history of economic instability and crises (such as inflation and recession). If initiatives adopted by governments to combat economic instability are unsuccessful, macroeconomic conditions can continue to deteriorate.

Decline in economic growth, reduction of demand for our services, economic sanctions and certain countries' response to those sanctions, restrictions or conditions by customers on the contracting of our services and other adverse effects derived from global economic and political volatility and uncertainty could affect us or our business partners and clients, what in turn could have a material adverse effect on our business, financial condition and results of operations.

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

Following recent global economy disruptions some of the countries in which we operate have experienced, or are currently experiencing, higher rates of inflation. Periods of higher inflation may slow economic growth and significantly impact our results of operations. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our clients, which could adversely affect our operating margins and operating income. In addition, higher inflation could also increase our customers’ operating costs, which could result in reduced budgets for our customers and potentially less demand for our products and services.

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

In particular, Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. For example, Argentina has experienced high levels of inflation over the past several years. Most recently, Argentina’s annual inflation soared to 211.4% in 2023. In addition, inflation rates in the U.S. have reached levels not seen in decades.

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

A significant portion of our costs are incurred in local currencies while a substantial portion of our revenues are generated in U.S. dollars. For example, the Argentine peso has suffered significant devaluations against the U.S. dollar declining approximately 355.7%, 72.5%, and 22.1% against the U.S. dollar in 2023, 2022 and 2021, respectively, the Mexican peso increased approximately 12.7% and 5.6% against the U.S. dollar in 2023 and 2022, respectively, and decreased 2.9% against the U.S. dollar in 2021; and the Colombian peso increased approximately 20.5% against the U.S dollar in 2023 and decreased 20.8% and 16% against the U.S dollar in 2022 and 2021, respectively.

We periodically evaluate the need for hedging strategies, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the years ended December 31, 2023, 2022 and 2021, our Argentine, Colombian, Chilean, Indian, Uruguayan, Peruvian, Brazilian, Mexican, European Community Countries and United Kingdom operating subsidiaries entered into foreign exchange contracts for the purpose of hedging the risk of exposure to fluctuations of the different currencies in these countries against the U.S. dollar. If we do not hedge such exposure or we do not do so effectively, an appreciation of those local currencies against the U.S. dollar may raise our costs, which could adversely impact our business, results of operations and financial condition.

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

Currently, we enjoy tax benefits from promotion regimes and certain tax incentives in Uruguay, India, and Argentina, among other countries, and we may benefit from additional promotional regimes and tax benefits in the future. For detailed explanations and further discussion, see "Business Overview — Government Support and Incentives". If these tax incentives are changed, terminated, not extended or made unavailable, or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our financial condition and results of operation.

Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, on December 20, 2023, the Luxembourg Parliament passed into law the new OECD Pillar Two model rules ("Pillar Two") on global minimum tax, which includes a global minimum tax rate of 15% for groups with a global turnover in excess of EUR 750 million, subject to certain exclusions. We became subject to Pillar Two commencing on January 1, 2024. We estimate that the new rules will result in an increase of approximately 3% in our Income Tax Effective Rate (see note 9 to our audited consolidated financial statements for the year ended December 31, 2023). Further on December 23, 2023, the Argentine executive branch issued a decree calling for the Argentine Congress to hold extraordinary sessions from December 26, 2023 to January 31, 2024 for the discussion of, among others, amendments to the Argentine tax system. On January 1, 2023, in Colombia entered into force a tax reform law, which included, among others, an increase of 10% in the dividend tax rate and the elimination of certain tax benefits and exceptions. Further, on December 28, 2023, the Brazilian Parliament extended the benefits of the ‘lei de desoneração da folha’ (payroll tax relief law), which will become effective on April 1, 2024 and allows certain entities, including our Brazilian subsidiaries, to elect to make payroll tax payments equal to 20% of the payroll payments or 4.5% of gross revenues. The Executive Power of the Brazilian government has issued a medida provisional (provisional measure) revoking the payroll tax relief law. However, on February 27, 2024, the Executive Power reversed the portion of the provisional measure that was repealing the payroll tax relief.

These and other changes in the tax laws could increase our tax burden and materially adversely affect our financial condition and results of operations.

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

Compliance with complex international laws and regulations that apply to our international operations increases our cost of doing business. These numerous, and sometimes conflicting laws, and regulations include, among others, import/export controls, content requirements, trade restrictions, tariffs, taxation, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act ("UKBA"), anti-money laundering, whistle blowing, internal control and disclosure rules, such as the SEC Rules on Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure by Public Companies.

Since we provide services to clients throughout the world, and we collect, store, process, use and transfer personal data and other sensitive information, we are subject to laws and regulations related to data security and privacy, as well as other numerous, and sometimes conflicting, legal requirements, including but not limited to the European Union’s General Data Protection Regulation (“GDPR”), the United Kingdom’s GDPR and the Privacy and Electronic Communications Directive 2002/58/EC, the California Consumer Privacy Act (as succeeded by the California Privacy Rights Act), and various other laws governing the protection of privacy, health or other personally identifiable information and data privacy and cybersecurity laws. These laws and regulations continue to evolve, are increasing in complexity and number and increasingly conflict among the various countries in which we operate, which has resulted in greater compliance risk and cost for us. Various privacy laws impose compliance obligations regarding the handling of personal data, including the cross-border transfer of data, and significant financial penalties for noncompliance. For example, failure to comply with the GDPR may lead to regulatory enforcement actions, which can result in monetary penalties of up to the greater of 20 million Euros (or 17.5 million Pounds) or 4% of our worldwide revenue, orders to discontinue certain data processing operations, civil lawsuits, or reputational damage.

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

We are also subject to risks relating to compliance with a variety of national and local labor laws including, employee health safety, wages and benefits laws and independent contractor regulations. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former Globers, individually or as part of class actions, including claims of wrongful termination, discrimination, misclassification or other alleged violations of labor law or other conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees' former employment agreements with such third parties.

In addition, legislation that restricts the performance of outsourcing services could also materially adversely affect our business, financial condition and results of operations. For example, measures aimed at limiting or restricting outsourcing by U.S. companies have been put forward for consideration by the U.S. Congress and in state legislatures to address concerns over the perceived association between offshore outsourcing and the loss of jobs domestically. In 2021 Mexico prohibited outsourcing and regulated subcontracting.

Compliance efforts can be expensive and burdensome, and we could be subject to regulatory investigations and orders, significant fines and penalties, mitigation and breach notification expenses, private litigation and contractual damages, corrective action plans and related regulatory oversight and reputational harm. Our real or perceived failure to comply with these regulations in the conduct of our business could result in fines, penalties (including revocation of licenses or registrations), criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact on our brand and reputation. In addition, our failure to comply with these regulations in the context of our obligations to our clients could also result in liability for monetary damages, unfavorable publicity and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

If we are faced with immigration or work permit restrictions in any country where we currently have personnel onsite at a client location or would like to expand our delivery footprint, then our business, results of operations and financial condition may be adversely affected.

A key part of our strategy is to expand our delivery footprint, including through an increase in the number of employees that we deploy onsite and near client locations. Therefore, we must comply with the immigration, work permit and visa laws and regulations of the countries in which we operate or plan to operate. Our future inability to comply with any of these laws or regulations or to obtain or renew sufficient work permits and/or visas due to the impact of these regulations, including any changes to immigration, work permit and visa regulations in jurisdictions such as the United States and Europe, could have a material adverse effect on our business, results of operations and financial condition.
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

We believe that we will not be a PFIC for U.S. federal income tax purposes for our current taxable year and do not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Because we have valued goodwill based on the market value of our equity for purposes of taxation, a decrease in the price of our common shares may also result in us becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we utilize the cash. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we were treated as a PFIC for any taxable year during which a U.S. investor held common shares, certain adverse tax consequences could apply to such U.S. investor. See "Additional Information — Taxation — U.S. Federal Income Tax Considerations — Passive foreign investment company rules."

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

As a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404, which requires management assessments and certifications of the effectiveness of our internal control over financial reporting. We have concluded that our internal control over financial reporting is effective as of December 31, 2023 (see Item15. Controls and Procedures for additional information). However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. We may identify material weaknesses in the future and, accordingly, we may not be able to conclude that our internal control over financial reporting is effective in future periods as required by Section 404.

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

Under Luxembourg Companies Law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, in accordance with Luxembourg law, our articles of association authorize our board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by Luxembourg law to the extent our board deems such suppression, waiver or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including a premium). This authorization is valid from the date of the extraordinary general meeting of shareholders, which was held on April 19, 2023, and ends on April 19, 2028, the fifth anniversary of the date of such meeting. In addition, a shareholder may not be able to exercise the shareholder's pre-emptive right on a timely basis or at all, unless the shareholder complies with Luxembourg Companies Law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

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

Under our articles of association and also pursuant to separate indemnification agreements, we indemnify our directors for and hold them harmless against all claims, actions, suits or proceedings brought against them, subject to limited exceptions. The rights and obligations among or between us and any of our current or former directors and officers are generally governed by the laws of the Grand Duchy of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the United States under U.S. federal or state securities laws, this provision could make it more difficult to obtain judgments outside Luxembourg or from non-Luxembourg jurisdictions that would apply Luxembourg law against our assets in Luxembourg.

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

We have benefited from strong organic growth and have built a roster of world-class clients, many of which are at the forefront of emerging technologies. Over that same period, we have expanded our network of locations, and we are now present in 30 countries. In addition, we have garnered several awards and recognition from organizations such as Endeavor, the IDC MarketScape, Gartner, Everest Group, Frost & Sullivan, Global Services, Great Place to Work, the International Association of Outsourcing Professionals, Fortune and Fast Company, and we have been the subject of business-school case studies on entrepreneurship at the Massachusetts Institute of Technology, Harvard University and Stanford University in conjunction with the World Economic Forum.

In 2009, we created our Studio Model. Our Studios have deep pockets of knowledge across industries and in the latest technologies and trends. We believe our Studio model helps us foster creativity and innovation while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies. In order to leverage specific best practices and deliver tailored solutions to address our clients' technological challenges, Globant has transitioned its 39 Studios into four networks aimed at unlocking the full potential of client businesses.

•Reinvent Studios Network: Taylor businesses through deep industry and tech expertise (e.g., Healthcare & Life Sciences, Games, and Finance).
•Create Studios Network: Empower the uniqueness of brands through remarkable experiences (e.g., Globant Create, Product, Commerce, Design, and Conversational Interfaces).
•Digital Studios Network: Harness disruptive technology to place business at the forefront of their industries (e.g., Data & AI, Cloud Ops, and Fast Code).
•Enterprise Studios Network: Leverage tailored technology for streamlined operations and productivity at scale (e.g., Salesforce, SAP, and Oracle).

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

While we have grown organically, we have made complementary acquisitions since 2008. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers worldwide. In 2021, we acquired Cloudshift, a leading Salesforce partner in the UK that specializes in multi-cloud digital transformation. Also, we acquired Hybrido Worldwide, S.L. ("Habitant") to reinforce our capabilities in digital marketing, MadTech and digital sales, and enhance our footprint in Europe. Later in the same year, we acquired an 86% stake in Walmeric Soluciones S.L. ("Walmeric"), a company that specializes in marketing automation technology, combining lead management, online marketing and sales enablement. The Walmeric transaction represents our first product-oriented acquisition and has strengthened our capabilities with respect to digital marketing and digital sales. To expand and further improve our blockchain and crypto-related solutions, we acquired Atix Labs S.R.L. and Atix Labs LLC ("Atix"), a professional services company that specializes in blockchain. Later in 2021, we acquired Navint Partners, LLC and certain of its affiliated entities (collectively "Navint Group"), a leading lead-to-revenue Salesforce partner to strengthen our Salesforce Studio's end-to-end business transformation capabilities and expand our service footprint in the United States, Europe, Middle East and Africa ("EMEA"), and India. In 2022, we acquired Genexus, a low/no code leading platform to foster our product portfolio; Vertic, a digital marketing consultancy, to consolidate our global creative network; Sysdata, a leading business and technology consultancy, focused on delivering digital transformation, to strengthen our delivery capabilities in Italy; eWave, a digital commerce experience consultancy, with strong expertise in Adobe and Salesforce commerce solutions, to strengthen our delivery capabilities in Asia-Pacific; KTBO, a native digital company focused on reinventing businesses through innovative technological solutions; and Ad_bid, a digital media consultancy with rapid growth and a focus on results-oriented advertising for B2B and B2C organizations. Later in the same year, we reached an agreement with La Liga, Spain's top-flight soccer league, to create a new global technology company to lead the reinvention of the sports and entertainment industry. Then, in 2023, Globant expanded its North American footprint and enhanced its healthcare offering through the acquisition of ExperienceIT, a U.S. based consultancy with deep expertise in healthcare. Following this, Globant strengthened its presence in France and continued its European expansion by acquiring Pentalog, a digital transformation company that creates high-quality technology solutions and products for organizations in industries such as finance, sport, gaming, travel and education. Later in the same year, we acquired Iteris Holding Ltda., a Brazilian business and technology consultancy focused on delivering digital transformation, and a majority stake in GUT, an independent creative agency and the Independent Network of the Year award at Cannes Lions 2023. Globant will support GUT's global expansion and maintain GUT’s leadership team, as it continues to focus on building its culture and driving growth. Both companies will now work together to identify valuable cross-selling opportunities. Additionally, Globant completed the acquisition of a service contract in Italy from Chili Tech, the technological division of Chili Group.

For a further description of important corporate developments during fiscal year 2023, see “Financial Statements —Note 26. Business Combinations.”.

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

In 2020 and 2021, IDC MarketScape vendor assessments acknowledged Globant as a Worldwide Leader in CX Improvement and a Major Player in Worldwide Salesforce Implementation Services, respectively. Building on this success, Globant received additional accolades in 2022, including being recognized as a Major Contender in Industry 4.0 according to Everest Group, receiving the 2022 Company of the Year Award for Digital Transformation Services by Frost & Sullivan, and being named a Leader in the 2022 SPARK Matrix for Healthcare IT Services by Quadrant Knowledge Solutions. The recognition continued in 2023 as Globant was named a Worldwide Leader in both Artificial Intelligence Services and Software Engineering Services according to IDC MarketScape vendor assessments. Gartner's Magic Quadrant placed them as a Worldwide Challenger in Custom Software Development Services, while Everest Group identified them as a Major Contender in both Digital Transformation Consulting Services and Software Product Engineering Services. Additionally, IDC positioned Globant as a Major Player in Worldwide Experience Design & Build Services for 2023–2024.

Globant was recognized by S&P Global and Corporate Sustainability Assessment (CSA) in the Sustainability Yearbook 2023 for our ESG efforts during 2022.

Also in 2022, Globant produced its first two commercial films: "Seek Reinvention" and "Meet the Future - Reinventing Consultancy." Also, the Company announced a multi-year partnership with FIFA to expand its FIFA+ content app and sponsor global top football competitions, including FIFA World Cup Qatar 2022, and FIFA Women's World Cup Australia & New Zealand 2023.

During 2023, Globant was named as a Leader in the IDC MarketScape Worldwide Artificial Intelligence Services 2023 Vendor Assessment. Also, Fortune named Globant in its list of the 100 Fastest-Growing Companies. In addition, Globant triumphed by winning the Google Cloud Industry Solution Services Partner of the Year Award for Media & Entertainment and received recognition as a finalist on Fast Company’s List of the 100 Best Workplaces for Innovators International 2023. Lastly, Globant has again been recognized by Brand Finance as the Fastest Growing IT Brand and the 5th strongest IT brand globally.

Globant was also recognized as one of the best places to work in Latin America with special recognitions for Argentina, Uruguay and Colombia where we ended in the top position, according to Great Place to Work. Also in 2022, Fast Company included Globant in its '100 Best Companies for Innovators' list.

Corporate Information

Our registered office is located at 37A Avenue J.F. Kennedy L-1855, Luxembourg, and our telephone number is + 352 20 30 15 96 . Globant S.A. is registered with the Luxembourg Trade and Companies Register under number B 173727. We maintain a website at http://www.globant.com. Our website and the information accessible through it are not incorporated into this annual report.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B. Business Overview

Overview

Established in 2003 by four entrepreneurs in Argentina, we have evolved to become a leading global technology service provider. Today, we are a publicly-traded company, with our common shares listed on the NYSE under the ticker symbol "GLOB". We continue to maintain the entrepreneurial spirit of our founders throughout our business.

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

We take pride in our people, and consider them to be our greatest strength. We are committed to growing our community with an emphasis on diversity and inclusion. We have development centers in North America, Latin America, Europe, Asia and Oceania, where we have established initiatives to promote and assist individuals who wish to join the IT industry. As of December 31, 2023, we had 29,150 Globers worldwide, and operations through subsidiaries with offices and Globers in 30 countries.

Our principal operating subsidiaries are located in Argentina, Chile, Colombia, Brazil, India, Mexico, Italy, Moldova, Romania, Peru, Spain, United Kingdom, United States and Uruguay.

For the year ended December 31, 2023, 59.5% of our revenues were generated by clients in North America, 22.1% in Latin America, 15.4% in EMEA and 3.0% in Asia & Oceania.

Our clients include leading global companies such as The Walt Disney Company, which was among our top clients in the year ended December 31, 2023. Additionally, for the year ended December 31, 2023, 89.6% of our revenues came from existing clients who used our services in the prior year. We believe our success in building our client base in one of the most sophisticated and competitive markets for IT services demonstrates the strength of our value proposition, the quality of our execution and the value of our culture of innovation and entrepreneurial spirit.

The market opportunity

Significant technological advancement and societal shifts are continuing to impact businesses. Technological spending is forecasted to increase as companies across various industries continue to invest in new innovations, such as AI and other technological advancements, expanding our total addressable market. Globant's service offering now encompasses sophisticated technology consultancy and digital solutions, breakthroughs in the creative industry, and a broad array of AI-based solutions. We believe we are well positioned to take advantage of the fastest-growing areas of the technology sector.

Global IT service providers are equipped to support businesses during this transcendental time in technology, with offerings that include software development, technology consultancy, research and development and digital transformation. According to Gartner, worldwide spending on IT services is expected to reach $2.1 trillion over the next four years.

Recent surveys from leading financial and consulting institutions also reflect that digital transformation continues to be at the forefront of company strategies, as CEOs and C-suite members continue to prioritize AI, cloud, digital transformation, analytics, and CRM and ERP applications, all of which are core to Globant's key competencies.

The use and development of AI is expanding. Gartner forecasts that the market for AI services will reach $443 billion by 2027. At Globant, we are already employing generative AI in our proprietary platforms to increase efficiencies for the Company and our clients. We believe that AI will be the dominant growth driver in the IT services market.
Business and Tech trends

Technology remains a driving force in our rapidly evolving world, impacting both businesses and individuals. As we look ahead to 2024, the emphasis on research and innovation that occurred during 2023 will persist. Organizations of all sizes will continue to explore how to best leverage technology for the benefit of their users.

While businesses in 2023 primarily focused on using AI for cost optimization and efficiency, we believe there was untapped potential in utilizing AI to enhance customer experiences. In 2024, we anticipate that entities that invested in AI will pivot towards differentiating their customer experiences.

We identify two significant trends in AI adoption. The first involves professionals using AI to enhance their efficiency and foster creativity in content creation. This trend is developing organically, making it challenging for companies to rigidly enforce the adoption of these AI tools. As a solution, companies will need to provide their employees with the necessary resources to optimize the development and utilization of AI.

The second AI trend is driven by organizations seeking to reinvent themselves. AI can offer solutions that humans alone cannot achieve, doing so in a faster and more impactful manner. At Globant, we actively engage with these technologies through our platforms, aiming to accelerate innovation on a larger scale with AI.

We believe that organizations that adopt a design-first approach will experience the largest beneficial impact from AI. A design-first approach and ease of use is crucial in the shift towards AI solutions.

Quantum computing, once a concept confined to science fiction, is approaching reality. We believe that in 2024, more organizations will recognize the potential impact of quantum computing on their operations, although only a few will take concrete steps forward. Investments in quantum computing research will continue in pursuit of a commercially viable product.

Robotics, evolving over two decades, has significantly influenced various industries with its testing, automation, and manufacturing solutions innovations. Forecasted by Statista to reach a revenue of $45.09 billion by 2028, the robotics market in 2024 will experience a significant turning point with the emergence of multi-purpose robots due to AI advancements.

Blockchain remains a critical technology for specific industries. We believe that in 2024, digital identities and data security will continue highlighting blockchain's relevance. Ad-hoc corporate adoption in specific industries will persist while they seek ideal governance and interoperability solutions.

Interest in the metaverse will remain stable in 2024, with peak interest anticipated upon the launch of the Apple Vision Pro in February 2024. Major players will continue heavy investments to make the metaverse a daily interaction for individuals. Despite ongoing challenges, the metaverse continues to captivate the interest of key players and innovators.

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

Long-term relationships with blue chip clients

We have built a roster of blue chip clients such as Google, Electronic Arts, and The Walt Disney Company, many of which themselves are at the forefront of emerging technologies and with whom we have been working for more than ten years. We believe that our success in developing these client relationships reflects the innovative and high value-added services that we provide along with our ability to positively impact our clients' business. Our relationships with these enterprises provide us with an opportunity to access large IT, research and development and marketing budgets. These relationships have driven our growth and have enabled us to engage with new clients.

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

1. Our Studios:

Our 39 studios are deep pockets of knowledge, bringing expertise to technologies and industries. We utilize our Studio model to deliver tailored solutions focused on specific challenges and improving the connection between organizations and their customers and employees. Our Studios are categorized by the following four networks:

1. Reinvent Studios Network: designed to focus on specific industries in order to assist our customers reconfigure their businesses, operations, and technology to respond to demands from customers and employees.

2. Digital Studios Network: focuses on developing business models and technical capabilities in the latest technologies and trends to help our customers with their digital transformation, digitizing processes, experiences, and their relationships with their stakeholders, among others.

3. Enterprise Studios Network: combines Globant's knowledge and expertise in enterprise platforms such as Salesforce, SAP, and Oracle with its world-class technologies to drive process innovation, optimization, and customer value.

4. Create Studios Network: combines creativity, marketing, and media with AI, Data, and other cutting-edge technologies to develop full 360 marketing strategies. To bolster our services, in 2023 we acquired a majority stake in GUT, a leading creative global network, to leverage their unique expertise in brand storytelling and advertising.

Reinvent Studios Network:

Airlines: Enhancing passengers experience through digital innovation

We leverage our cross-industry expertise to drive digital transformation and boost business for our clients by putting the passenger experience at the forefront of all strategies.

Automotive: where mobility meets scale

Our experts and partners are creating cutting-edge solutions, scaling and enhancing customer experiences, leveraging AI for efficiency and boosting new business models. This Studio leverages opportunities in the automotive industry, including assisting companies with the implementation of autonomous driving, providing sustainable solutions across the value chain and helping original equipment manufacturers and mobility companies with the implementation of software architecture to create more efficient mobility solutions.

Business Hacking: hacking the gap between business and technology

    We identify weaknesses in organizations and help companies reinvent those parts, stimulating growth and creating new revenue models along the way. Our unique framework leverages AI to drive growth and innovation, ensuring that the transformation is real and measurable.

EdTech: creating immersive learning experiences

This Studio helps to personalize digital transformation of learning and teaching those experiences with scalable technology solutions to build more robust, accessible, engaging, and compelling content throughout the entire learning cycle.

Finance: driving innovation in financial institutions

This Studio leverages our in-depth expertise in the financial sector to deliver customized transformational programs tailored to our client’s needs, which boost new business models and enhance the experience of customers.

Gaming: Engaging through play

Our Gaming Studio specializes in the design and development of world-class games and digital platforms, which work across console, PC, web, social and mobile channels. We enable our clients to leverage game mechanics by helping them develop a vision and execute an idea through production, launch and operation. In addition, we utilize our experience, creative talent, well-established technology frameworks and processes to scale and foster innovation.

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

Media and Entertainment: Reach and engage new audiences

With this Studio, we partner with our clients to build meaningful relationships with their customers by providing the most effective and relevant ways of creating, managing, delivering, and monetizing content. Specifically, we assist companies with their broadcast platforms, streaming capabilities, digital marketing and video quality.

Retail: Transforming relationships and unlocking value

We boost innovation through digital retail solutions for full supply chain visibility and automation in tandem with creating phygital experiences that boost engagement for customers. With this Studio, our clients are able to enhance their end-to-end shopper experiences and leverage blockchain technology to ensure traceability of products, warehouse automation and planning of floor operations and delivery.

Smart Payments: empowering the future of payments
We provide strategic business and technical consultancy to help organizations analyze their payment programs, develop technical integration, and deliver experiences that are seamless, personalized, and engaging.

Sports: Top-tier technology for top-tier sports organizations

To outperform competitors on and off the field, sports organizations must maximize sponsorship value year after year, while still delivering a robust fan experience. We’ve partnered with some of the biggest names in sports, leveraging data, technology, and gaming to increase reach and build sustainable fan engagement, while increasing monetization opportunities. Specifically, we utilize technology to help our clients increase fan engagement, maximize their investment on sponsorship deals and reach and engage new audiences.

Hospitality & Leisure: Building experiences that create long lasting memories

Guests expect personalized, end-to-end digital interactions. We leverage the latest trends and technologies to help companies create a frictionless customer-first approach that delivers relevant and context-appropriate experiences to their guests.

Sustainable Business: Reinventing business through climate action and sustainable tech

We are living through a time of unprecedented climate, societal, and technological change. Companies must develop forward-thinking and disruptive strategies, partnerships, and know-how to be ready and stay relevant in the new green economy. To do so, we provide our clients with sustainable tech strategies and programs.

Our Digital Studios Network:

Blockchain: Driving decentralized solutions

We design and build tailored decentralized and resilient solutions that boost strategic business value enabling efficiency, immutability and transparency.

CloudOps: Helping our customers embrace their cloud transformation journey

By combining the best in cloud technologies, DevOps practices, and innovative capabilities we facilitate new and more efficient ways of doing business for our clients.

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

Digital Experience Platforms: Leading consumer experience to intelligent digital journeys

This Studio focuses on crafting contextualized cross-channel experiences across customer digital journeys using seamless, personalized and scalable solutions. We help companies to find smart new ways to engage their consumers through innovative omnichannel delivery to bring their services and products to unknown spaces to them.

Digital Performance: Maximizing technology delivery

We reinvent how people, processes, and technology work together to maximize functionality and work product.

Fast Code: Move faster. Deliver value

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

Quality Engineering: Enabling quality everywhere

This Studio focuses on reducing our clients' business risks. We provide a comprehensive suite of innovative and robust testing services that ensure high-quality products to meet the needs of demanding, technology-avid users.

Engineering: Empowering business with cutting-edge engineering

We design, build, and evolve world-class digital end-to-end solutions. From human interfaces design to scalable platforms, our full-stack capabilities unleash better and more personalized experiences for customers. We design digital foundations creating not just short-term gains, but long-term technological transformations that transcend digital.

Our Enterprise Studios Network:

Agile Organizations: Enabling organizational evolution in the ever changing game of business

We’re constantly studying the art of adaptation and perfecting tools and tactics such as evidence base management, value stream flow, and adaptive strategy cycle, which help companies successfully navigate uncertainty. When an organization is primed for agile transformation it will reduce the lead-time required to change and increase flexibility to adapt to market disruptions. With this Studio, we offer strategic consulting services that help businesses adapt their organizational structure to maximize efficiencies, provide processes and structures for organizations to exploit existing, and explore new, value propositions, and offer practices and metrics that allow teams to improve and pursue high performance.

AWS: Empower your business with Globant and Amazon Web Services

We combine our global presence, strategic partnership with Amazon Web Services, and deep understanding of cloud technology and business strategy to deliver innovative solutions that help our clients succeed. With a diverse portfolio of Studios, our complementary skill set ensures visionary solutions that pave the pathway to sustained competitiveness in a rapidly evolving market.

Cultural Hacking: Powering cultural transformations

We focus on crafting cultures of empowered and innovative people that help organizations reach their purpose and business goals. We help our clients to define their cultural strategy, adopt new technologies and establish trainings, mentorship and coaching for management and employees.

Google Cloud: A new era in speed and agility for your business

With over two decades of experience leveraging cutting-edge technologies, Globant helps businesses stay ahead and ensures that its clients succeed in the cloud-first era and achieve their digital transformation goals. With our 360-degree partnership with Google Cloud, we have made significant investments in building a world-class talent pool across the platform, with capabilities spanning across multiple aspects of the Google Cloud product area. We enable organizations to transform their business, modernize their platforms, secure their workloads, and make data-driven decisions by leveraging the most out of Google Cloud Services.

Microsoft: Maximize your technology investments

Our partnership with Microsoft provides businesses with a trusted platform during this era of digital transformation. With Microsoft integration services in cloud transformation, advanced analytics and AI, IoT, and more, we empower organizations to navigate change and drive innovation, while maximizing their return-on-investment.

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

Salesforce: Your transformation journey begins here

Unleashing the power of data, AI and Salesforce we revolutionize business, ignite growth, and strengthen connections with customers, partners, and employees.

SAP: Accelerating value for enterprise-wide reinvention

Our extensive experience developing complex SAP projects help us deliver end-to-end business process transformation across an entire enterprise. Our SAP experts bring best practices in agile frameworks, enterprise-wide integration capabilities and the cutting-edge technology expertise required for business transformation.

ServiceNow: Reinventing digital experiences for employees, customers and partners

We help clients leverage the full potential of the ServiceNow platform, helping them drive efficiency, agility and innovation to unlock new levels of growth and performance. We work with clients to fully utilize ServiceNow’s robust and unique capabilities, as well as extend its functionality through customization and configuration, to meet specific business needs and goals across IT, HR, customer experience, creative and beyond.

Our Create Studios Network:

Commerce: Reimagine Commerce with next-level digital omnichannel experiences

To increase and retain customers, companies must adapt quickly to changes in customer expectations and consistently deliver excellent omnichannel commerce experiences. The means to doing so is developing and maintaining a future-ready digital commerce ecosystem within the organization. With this Studio, we provide our clients with the necessary digital commerce strategies and solutions.

Conversational Interfaces: Humanizing the technology

Language and voice capabilities are some of the most powerful tools we’ve evolved for communication. Customers want to engage with businesses in a more human way, and our accelerators can make that possible.

Design: Gain attention for your business in the sea of sameness

The Design Studio focuses on bringing quality, design, strategy and production to worldwide digital challenges. We base the definition of our design on the evidence of consumer behavior and observation of market trends. We create solid and relevant solutions that appeal to both users and businesses.

Globant Create: Reach the next era of growth elevating your media & creativity through the power of AI and cutting-edge marketing technology.

The Globant Create Studio develops 360º marketing strategies providing a full-funnel service that addresses every aspect of digital marketing: from strategy to engagement, from technology to creativity, from acquisition to loyalty, and from insights to meaningful experiences.

Product: Delivering best-in-class digital products

We help clients solve the right problems, delivering value for customers and client organizations from strategy through product delivery.

2. Globant X

Through Globant X, we produce ideas and accelerate transformative tech, taking products and platforms in different growth stages - from POC and MVP to Expansion - and catapulting them to market success. From coding faster, better and smarter, to constantly challenging and hacking businesses, we ignite growth potential through innovative technologies to act as accelerators, enhancers and solutions to specific problems and business needs.

Globant X’s lineup of platforms:

•Augoor - Our patented AI- driven platform that delivers an in-depth perspective of codebases. With code search, documentation and visualization, it simplifies the coding process, reduces the hurdles of understanding code, and boosts the developers’ efficiency.

•MagnifAI - Globant's AI-powered solution for software quality assurance that increases the efficiency of quality testing by leveraging generative AI and computer vision. From test cases creation and automation to visual testing validations, MagnifAI assists in providing for end-to-end software quality assurance.

•StarMeUp - Our behavioral-science-based, AI-enhanced platform that helps companies optimize their culture and create a sense of meaning and belonging at work to decrease attrition and increase employee productivity.

•WaaSabi - Our Embedded Finance platform enables companies in any industry to possess fintech capabilities and unleash new revenue streams. From virtual wallets, to asset tokenization, including: cards, POS solutions and money transfers, companies can create any fintech product and launch it in a month.

•Walmeric - Walmeric is a lead-to-revenue management product that helps B2C companies with assisted sales to reach their business objectives through accelerated sales and marketing, increasing their conversion rate and reducing their cost per acquisition.

•GeneXus - Is a Suite of AI Development Tools. The Software Development Platform powered by Artificial Intelligence that provides eternal youth for code. It simplifies and accelerates the creation, maintenance, and evolution of enterprise solutions by including Low Code, No Code, and Generative AI modules.

•GeneXus Enterprise AI - This platform is the foundation of AI applications that connects companies with all the large language models, building AI solutions that are future-proof and resilient to changes, and provides security and observability of costs, data and interactions. It unlocks the creation of robust AI-Assistants that can integrate and interact with operations, processes, systems and documents, creating new paths of innovation and productivity to explore.

•Navigate - Navigate is a process optimization powerhouse. From business operations to incident management, Navigate is the ultimate control tower for a 360° view of an entire company with process mining and AI, revealing data-driven insights, finding opportunities of enhancements and efficiencies, and providing real-time predictive insights.

•BeHealthy - BeHealthy is an innovative white-label platform that promotes wellness and brand engagement through a configurable rewards program.

•FluentLab - FluentLab is an AI conversational and engagement solution that creates meaningful conversational experiences. It is also an AI-powered no-code for non-technical users.

3. Global autonomous culture:

We have developed a software product design and development model, known as Agile Pods. It is designed to better align business and technology teams, driven by a culture of self-regulated teamwork and collaboration across skills, partners and country borders.

Leveraged across divisions, Agile Pods are dedicated to mature emerging technologies and market trends, and provide a constant influx of mature talent and solutions that create intellectual property for our clients. They are self-organized teams that work to meet creative and production goals, make technology decisions and reduce risk. These teams are fully responsible for creating solutions and building and sustaining features, products or platforms. Agile Pods are in constant contact with our clients and are in full control of the products we create, which augments their autonomy and ultimately propels productivity. We manage this by having the Agile Pods at the forefront of our inverted organizational chart, existing with a customer-centric and autonomous culture.

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

We have recently enhanced our Agile Pod methodology, achieving a significant milestone by certifying almost 100% of our pods in AI. By leveraging AI through our specialized suite of products, we have augmented our analytical prowess and accelerated decision-making, granting us a clear competitive advantage. Also, we have redesigned our people and staff areas to better support our pods, enhancing our agility, and enriching the quality and creativity of our solutions to increase responsiveness to client needs

Associated metrics guide improvement efforts and generate quantitative and qualitative insights to inform iterative design and planning decisions.

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

Our Be kind Initiative is a global ESG strategy that unites positive impact programs for all of our main stakeholders and consolidates initiatives to tackle critical issues, such as diversity, equity and inclusion, climate change, wellness in the workplace, education, misuses of technology and ethics in AI, among others.

Be kind flows with four pillars:

1. Be kind to yourself

We believe work and personal life purposes must be aligned. The reinvention of the future of business is contingent on people's well-being.

Be kind to Yourself ("BKY") focuses on comprehending the pathway we need to take to unleash our full potential. Understanding people’s well-being depends on a strong work-life balance and taking care of their physical and emotional health. BKY proposes a holistic approach based on the three pillars of our nature: Physical, Mental and Social Well-being.

We have implemented certain initiatives focused on physical well-being, such as weekly webinars to promote good practices of self-care, including those related to nutrition, exercise and preventive medicine; Special Discounts in gyms; a smoking cessation program; yoga and massages onsite; and the availability of fruit and other healthy snacks onsite.

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

Related to wellness at work, every Glober can take a BKY day, a day to enjoy and connect with themselves in the way they like best. Also our Employee Assistance Program ("EAP") is a platform that provides for a unique and confidential space and offers well-being benefits, ways to manage health risks, and ways to inspire positive changes. Globers have immediate access to clinical counselors through video, live chat, tele-support, and online groups on topics such as health and safety concerns; relationship and family matters; and work-related issues.

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

In 2023 we launched our Diversity, Equity and Inclusion Internal Policy, which focuses on fostering a workplace that is respectful, safe, and inclusive and promotes equal opportunities and non-discrimination at Globant. This policy also serves as a framework for addressing biases, promoting awareness, preventing harassment and ensuring ongoing efforts to adapt to the evolving landscape of diversity and inclusion. We also established our new Anti-harassment Protocol. This protocol is not just a set of guidelines; it is a statement to our shared values. It signifies a promise to nurture a workplace where the seeds of innovation can thrive, uninhibited by any form of harassment.

We drive a DEI culture with the following four tenets:

•Gender & Sexuality: We are taking concrete steps to reduce the gender gap. We emphasize the importance of hacking barriers and expanding opportunities so everyone can thrive regardless of gender, gender expression, and sexual orientation.

•Women that Build : We have developed a program designed to provide assistance and guidance to women and non-binary individuals at every stage of their professional career. Through various training programs and initiatives, we aim to empower these individuals to thrive and unlock their maximum capabilities.

•Women that Build Awards: These awards are a way of inspiring and providing support to those women who can inspire others to join the science, technology, engineering and mathematics industry.

•She Leads: This program is designed for women and non-binary individuals at Globant who want to continue to acquire and build skills for their career development through mentoring sessions, storytelling workshops, and women's circles. As a part of the program, each participant is assigned a mentor who accompanies them through meetings to discuss career development, personal challenges, and other topics.

In 2023, we introduced an internal protocol for transition, adequacy and accompaniment of trans people. This protocol promotes respect and dignity in the workplace, recognizes employees' gender identity, and facilitates their unrestricted personal development. It aims to ensure equal rights, opportunities, training, and resources for trans individuals, while also streamlining the process of updating internal records to align with their self-perceived gender.

•Accessibility & Neurodiversity: By recognizing and battling prejudices and labels, we can focus on what is truly important about a person: their skills, knowledge, values, and attitudes. At Globant, we create experiences that allow each Glober to learn and develop in a way that best fits their style, interests, and needs.

•UnlimITed: Through this program, we aim to transform our organizations by creating workspaces that enhance the experience of people with disabilities, where unlimited possibilities inspire others to unleash their maximum potential in the company and industry.

•Multiculturalism & Ethnicity: We believe that different ideas, perspectives, and life experiences converge on better solutions. Merging our backgrounds to devise new solutions is the right pathway.

•Black in Tech: This DE&I program is focused on providing equal opportunities for the black community. This year the program started its expansion from Brazil to other countries in South America and Europe.

•Generational Diversity: We seek a range of experiences and perspectives from a generationally diverse pool of Globers to improve our culture and client service. We have actively worked towards promoting generational diversity in every webinar and team we engage with.

3. Be kind to humanity:

Be kind to Humanity is to be kind “through technology”, taking action to impact the lives of millions of people tackling global concerns, promoting innovation, and providing inclusive opportunities.

Committed to empowering humanity through the proper usage of technology, at Globant, awareness, ethics, talent, and innovation converge to support society's evolution through these guidelines. Two fundamental axes are in place to promote our mission:

1. Ed in Tech - Promoting Inclusion Through Education: EdTech is not merely a technological boom; it is a means to shape the future of society. Recognizing the global imbalance in access to technology, we are committed to addressing this disparity through initiatives such as Code your Future and Inspire. By promoting inclusion through education, we strive to bridge the gap and create equal opportunities for all.

Code your Future: This initiative originated in 2019 as Globant's scholarship program for young people to study technology. Today, it is made up of various opportunities for training at a global level and in local communities, providing inclusion opportunities through education in technology and employability. We work on initiatives such as: Victims of Armed Conflict, Prison Population, War Veterans and Socio-Economic Vulnerability.

Inspire: This is an initiative to transform reality through education and provide the right tools to inform, motivate, and facilitate access to STEAM careers to children and teenagers worldwide. Through different programs, we seek to inspire youngsters to develop their interest in technology and gain skills in tech-related disciplines.

The Inspire Garage: This program addresses high school students ranging from 13 to 17 years old. We seek to inspire curiosity among youngsters, teaching them the best uses for technology with the guidance of highly trained Globant volunteers (Globanteers). Subscribers can join masterclasses, workshops, challenges, and mentorship related to the field of their preference, such as programming, gaming, design, or digital marketing.

2. Tech for Good - Driving technology at the service of humanity: Our commitment to sustainable development is embodied in the Tech for Good pillar. Through initiatives like the Be Kind Tech Fund and Globant Labs, we undertake responsible, supportive, facilitative, and transformative actions. We are dedicated to mitigating the negative impacts of technology, solving problems, optimizing benefits and maximizing positive impacts for sustainable, equitable and inclusive growth.

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

Be Kind Tech Fund: this initiative is managed by Globant Ventures, and is publicly committed to investing in start-ups developing apps, products, and platforms that tackle the misuse of technology and its negative impact on society. Online harassment, information bubbles & polarization, data privacy and security, screen time abuse and AI bias are some of our main focuses in this work area.

4. Be kind to the planet

Be kind to the Planet has long been engaged in transforming people's lives by reducing emissions and creating a more sustainable world. Through this program, we continue to support projects that restore the planet and lead our clients to achieve their environmental commitments.

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

Our climate strategy focuses on the promotion, both internally and externally, of four simultaneous efforts: (1) Measure: calculate Globant's Carbon Footprint which helps us to fully grasp the scale of our environmental impact. (2) Reduce: we are committed to actively pursuing reduction objectives, aligning with the Science Based Targets initiative, thereby contributing to the global endeavor to tackle climate change. (3) Compensate: Since 2021, we have reached carbon neutrality, and we continue to support carbon offsetting projects that enhance environmental well-being and invest in such projects to ensure that our operations are carbon neutral; and (4) Disclose: We are strong proponents of transparency, as we consistently report on our progress towards a low-carbon economy, providing our stakeholders with information regarding our climate strategy to build trust and reinforce our dedication to climate change mitigation.

We believe that adaptation is a crucial response strategy to the ever-growing challenges posed by changing climate. Since 2022 we have diligently strived to align our strategies with the Task Force on Climate-Related Financial Disclosures (TCFD) recommendations, including by introducing climate-related issues in our governance, risk management and strategy. We disclosed our progress towards metrics and targets and our mitigation and adaptation actions in the context of business climate-related risks and opportunities in our last TCFD report, which can be found at: www.globant.com/be-kind/esg

The tech industry, like every other industry, is responsible for producing a significant amount of emissions, mainly related to the energy consumption necessary for producing and providing IT products and services. As a digitally-native company, we recognize the importance of acknowledging and mitigating technology's impact on the environment. Through practices like Green IT, Digital Sobriety and Planet-Centric design techniques, we empower our Globers to learn how to minimize their digital carbon footprint and contribute to a more sustainable digital future. We partner with the Green Software Foundation, an institution of global organizations committed to creating best practices for building sustainable software to reduce carbon footprints.

Our talent and our culture

Our culture

Our culture is the foundation that supports and facilitates our distinctive approach and advances our organization forward. It can be best described as entrepreneurial, flexible, sustainable and team-oriented, and is built on three main motivational pillars and nine core values.

Our culture is built on three main motivational pillars and nine core values.

Our motivational pillars are: Autonomy, Mastery and Purpose. Through Autonomy, we empower Globers to take ownership of their client projects, professional development and careers. Mastery is about constant improvement, aiming for excellence and exceeding expectations. Finally, we believe that only by sharing a common Purpose will we build a company for the long-term that breaks from the status quo, is recognized as a leader in the delivery of innovative software solutions and creates value for our stakeholders.

Our core values are:

•Think Big – We believe that we can build a world-class company that provides Globers with a global career path. Our work is based on constant challenges and growth.
•Drive Innovation – We confront every "impossible" and seek to innovate in order to break paradigms.
•Excellence in Your Work – We know that problems we face now will reappear in future projects so we try to solve the obstacles that affect us today.
•Team Player – We encourage Globers to get to know their colleagues and to support one another. Together, we are going to improve our profession, company and countries. We operate as one team whether it's solving a problem or celebrating excellent results. We also all have the right to be heard and respected.
•Have Fun – As Globers, we believe in finding pleasure in our daily tasks, creating a pleasant work atmosphere and building friendships among colleagues.
•Be kind – This value represents our vision of doing business and conducting ourselves in an ethical manner, with integrity, and our responsibility to improve our society, transform ourselves through kindness and make the world a better place.
•Own the Place – Through our autonomy pillar, we empower Globers to embrace the entrepreneurial spirit. We are proactive, passionate doers, and committed to our goals.
•AI Hero - This value reflects the importance of AI at our company. AI is our edge and is at the core of many of our offerings. We believe AI will empower us to stay relevant and drive evolution.
•Cross-selling Hero - This value encourages different teams to collaborate, maximizing all of our services, platforms, Studio Networks and integrating partners and teams. With this cross-selling mindset, we build bridges and amplify the impact of our solutions.

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

Fostering employees’ career growth

Globers who are eager to grow, expand their knowledge, and discover new possibilities have a vast number of opportunities available to them at Globant. We want to empower them to make their own decisions and contributions to the company and make the most out of these five professional development dimensions:

•Technology - Our 39 Studios consolidate experience in more than 100 emerging technologies and practices where Globers can learn, develop, specialize and stay relevant. We have numerous trainings and development opportunities that allow them to grow professionally.
•Clients - We have a portfolio of leading global brands that Globers can work with over the course of their career.
•Industries - We work with leading companies from different industries, such as media and entertainment; banks, financial services and insurance; and consumer, retail and manufacturing. This enables Globers to benefit from an in-depth look into many industries and gives them the opportunity to specialize in one.
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

Innovation

Innovation and creativity, as fundamental values of our day-to-day, are consistently emphasized and embraced across our entire organization.

Entrepreneurship

Globant was created as a start up. It was built by entrepreneurs and, over the years, many Globers have made a difference by creating and driving innovation. Entrepreneurship is one of our keys to success, and we encourage Globers to dream and create meaningful and rewarding experiences for our customers.

We have our own accelerator for tech startups named Globant Ventures. The objective of Globant Ventures is to promote the emergence of new entrepreneurs that are involved in cutting-edge areas of technology, such as AI and other emerging trends.

Availability of high-quality talent

According to Revelo, since 2021, there have been 739,000 new tech graduates annually in Latin America. Moreover, in recent years, many Latin American countries have made significant investments in developing tech talent. With an increase in national and local innovation incentive programs and the expansion of technical universities, Latin America now boasts a growing and capable pool of talent for recruitment. As of 2022, N-iX estimates that the Latin America talent pool consists of almost 2 million professionals. This labor pool remains relatively untapped compared to other regions such as North America, Central and Eastern Europe and Asia. The region's professionals possess a breadth of skills that is optimally suited for providing technology services at competitive rates. In addition, institutions of higher education in the region offer rigorous academic programs to develop professionals with technical expertise who are competitive on a global scale. Furthermore, Latin America has a significant number of individuals who speak multiple languages, including English, Spanish, Portuguese, Italian, German and French, providing a distinct advantage in delivering engineering, design and innovation services to key markets in the United States and Europe.

India offers significant graduate talent. According to the Strategic Review of The National Association of Software and Services Companies (NASSCOM), the Indian IT-BPM Industry currently employs around 5.4 million people. In terms of students, more than 5 million students graduate every year, and almost 15% of these graduates are considered employable by Tier 1/Tier 2 companies.

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
•Granting of a tax credit bond of up to 70% of the social security contributions of the employees associated with the promoted activities. Such bonds can be used within the following 24 months (extendable for additional 12 months with justified cause) to pay Income Tax (up to a percentage of the exports reported each year), value added tax ("VAT") or other federal taxes. The bonds may be transferred on one occasion if the beneficiary has exports of services related to the promoted activity which represent at least 70% of its annual revenue. The amount of bonds to be issued could be increased to 80% of the paid social security contributions when the newly-hired employees are members of certain minorities. This benefit has a quota established annually.
•Duties on export of services taxed at 0% rate from December 22, 2020.

In order to maintain the benefits, the beneficiaries must prove every two years that they meet certain requirements. In addition, the benefits are subject to an annual quota determined in Argentine Pesos. On December 27, 2023, through Decree No. 88/2023, the Argentine Executive Branch established the extension of the annual national budget that was in force in 2023, meaning that the nominal amount in Argentine pesos for this benefit is the same as last year. Considering the inflationary context in Argentina, this implies that this benefit is adversely impacted.

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

On August 18, 2023, Argentina and the Inter-American Development Bank entered into an agreement for the disbursement of US$35,000,000 to support the Investment Promotion Regime for Exports of Knowledge Economy Activities.

Our subsidiaries, Atix Labs S.R.L., BSF S.A., IAFH Global S.A. and Sistemas Globales S.A were approved as beneficiaries of the Knowledge Economy Law by the Subsecretary of Knowledge Economy and incorporated into the National Registry on July 8, 2021, October 15, 2021, December 14, 2021, and February 8, 2022 respectively. Benefits were granted as of January 1, 2020.

India

In India, under the Special Economic Zones Act of 2005, the services provided by export-oriented companies within Special Economic Zones (each, a "SEZ") are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the company commenced the provision of services and 50% of such profits or gains for the five years thereafter. Companies must meet the conditions under Section 10AA of Income Tax Act to be eligible for the benefit.  Other tax benefits are also available for registered special economic zone ("SEZ") companies.

Some locations of our Indian subsidiary are located in a SEZ and have completed the SEZ registration process. Consequently, we started receiving the tax benefit on August 2, 2017. With the growth of our business in a SEZ, our Indian subsidiary may be required to compute its tax liability under Minimum Alternate Tax ("MAT") in future years at the current rate of approximately 21.3%, including surcharges, as its tax liability under the general tax provisions may be lower compared to the MAT liability.

Uruguay

In 1988, Law No. 15,921 created Uruguay's Free Trade Zone regime allowing any type of industrial, commercial, or service activity to be carried out in a specifically delimited areas of the Uruguayan territory and be performed outside Uruguay.

The main benefits include the following:

•An almost full tax exemption (Corporate Income Tax "IRAE", Net Wealth Tax-IP, VAT and several withholding taxes) and customs duties exemption; and
•Foreign employees may opt out of the Uruguayan social security system and, with regard to personal income tax, opt to be subject to Non-Residents Income Tax at a 12% flat rate instead of Individual Tax.

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

Our quality management system is certified under the requirements of the international standard ISO 9001:2015, the Capability Maturity Model Integration (CMMI-DEV V2.0 without SAM: Maturity Level 3) process areas and the Project Management Institute (PMI). This certification indicates that processes are well characterized, understood, and are described in company standards, procedures, tools and methods.
To assure process quality, we implement different practices, including fulfilling quality objectives, defining standard processes and guidelines for project teams, continuously evaluating processes for improvement, verifying adherence to organizational standards, providing support and training for quality standards, informing stakeholders about quality control, escalating unresolved issues to upper management, and gathering client feedback for continuous improvement.
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

Our clients include primarily medium to large-sized companies based in North America, Latin America, Europe, Middle East and Africa, and Asia and Oceania, operating in a broad range of industries, including Media and Entertainment, Professional Services, Technology and Telecommunications, Travel and Hospitality, Healthcare, Banks, Financial Services and Insurance, and Consumer, Retail and Manufacturing. We believe clients choose us based on our ability to understand their business and help them drive revenues, as well as our innovative and high value-added business proposals, tailored Studio-based solutions, and our reputation for high quality execution. We have been able to grow with, and retain our clients by merging their industry knowledge with our expertise in the latest market trends to deliver tangible business value.

We typically enter into a master services agreement (or MSA) with our clients, which provides a framework for services and a statement of work (or SOW) to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. We generate 46.7% of our revenue from long-term projects with terms greater than 24 months.

During 2023, 2022 and 2021, our ten largest clients based on revenues accounted for 32.0%, 35.6% and 39.1% of our revenues, respectively. Our top client for the years ended December 31, 2023, 2022 and 2021, The Walt Disney Company, accounted for 8.7%, 10.7% and 10.9% of our revenues, respectively.

The following table sets forth the amount and percentage of our revenues for the years presented by client location:

	Year ended December 31,
	2023		2022		2021

	(in thousands, except percentages)
By Geography
North America	$1,245,972	59.5%	$1,135,148	63.8%	$831,300	64.1%
Latin America	463,223	22.1%	408,354	22.9%	288,315	22.2%
Europe, Middle East & Africa	323,546	15.4%	186,723	10.5%	151,334	11.7%
Asia & Oceania	63,198	3.0%	50,018	2.8%	26,129	2.0%
Revenues	$2,095,939	100.0%	$1,780,243	100.0%	$1,297,078	100.0%

The following table shows the distribution of our clients by revenues for the years presented:

	Year ended December 31,
	2023	2022	2021
Over $5 Million	80	65	42
$1 - $5 Million	231	194	143
$0.5 - $1 Million	155	132	106
$0.1 - $0.5 Million	465	386	287
Less than $0.1 Million (*)	679	472	343
Total Clients (*)	1,610	1,249	921
(*) Represents customers with more than $0.01 million in revenues in the last twelve months.

Sales and Marketing

Our growth strategy is based on six pillars: (i) leveraging our broad expertise; (ii) growing within existing clients; (iii) acquiring new clients; (iv) geographic expansion; (v) products and platforms; and (vi) pursuing strategic acquisitions. Our expertise and Studio approach help us expand the portfolio and practices we offer to our clients. Our acquisitions are pursued with the aim of fulfilling strategic goals, such as growing into a new geography or the expansion of specializations.

Under our multi-pronged, integrated sales and marketing strategy, our senior management, sales executives, sales managers, account managers and engagement managers work collaboratively to target, acquire and retain new clients and expand our work for existing clients. Globant's team is currently comprised of 338 sales professionals worldwide.

Beyond leveraging our broad expertise, our sales strategy is driven by three fundamentals: retain, develop and acquire ("RDA"). The retention component is focused on maintaining our wallet share with existing accounts through flawless execution on our engagements. The development component emphasizes developing existing client relationships by significantly expanding our wallet share and capturing business from our competitors. The acquisition component targets new client accounts. Through our RDA strategy, as well as marketing and branding events, we are able to acquire new or expand existing engagements in our large and growing addressable market.

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

Since its launch in 2016, we have advanced our growth strategy within the framework of our 50-Squared vision. Through this initiative, we assigned our most senior teams to concentrate on 50 clients, each anticipated to yield $50 million in revenue. As our 50-Squared vision evolved, we began to broaden our scope, enhance our services, and attract top-tier talent across various industries and regions worldwide. Notably, many of our key clients have flourished under this program. Now, we conduct our growth strategy under our 100-Squared vision, aiming to create enduring relationships that yield $100 million in revenue from each of our top 100 accounts.

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

As of December 31, 2023, our marketing department, Stay Relevant, is based in Latin America, North America, Europe and India. This team promotes our brand through a variety of channels, including the following:

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

•Globant Awards: Global awards with two editions - Women that Build, which recognizes women who inspire, build, lead and help create change, and Digital Disruptors, which acknowledges all those disruptors that lead the digital and cognitive revolution.
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

Seasonality

Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. Our revenues tend to be higher in the third and fourth quarters of each year compared to the first and second quarters of each year due to seasonal factors. During the first quarter of each year, which includes summer months in the southern hemisphere, there is a general slowdown in business activities and a reduced number of working days for our IT professionals based in the southern hemisphere, which results in fewer hours being billed on client projects and therefore, lower revenues being recognized on those projects. In addition, some of the reduction in the number of working days for our IT professionals in the first or second quarter of the year is due to the Easter holiday. Depending on whether the Easter holiday falls in March or April of a given year, the effect on our revenues and profitability can appear either in the first or second quarter of that year. Finally, we may implement annual salary increases in the second and fourth quarters of each year. Our revenues are traditionally higher, and our margins tend to increase, in the third and fourth quarters of each year, when utilization of our IT professionals is at its highest levels.

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

We face competition from various technology services providers such as Accenture, Atos, Capgemini, Cognizant Technology Solutions, Deloitte Digital, DXC Technology, Endava, EPAM Systems, Inc., Genpact, GlobalLogic, Grid Dynamics, HCL Technologies, Infosys, Tata Consultancy Services, and Wipro, among others. Additionally, we compete with numerous smaller local companies in the various geographic markets in which we operate.

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

Our registered intellectual property consists of the trademark "Globant" (which is registered in twelve jurisdictions), the trademark "StarMeUp", certain other trademarks related to our service offerings and products, three software patents granted in the United States in favor of our United States subsidiary Globant, LLC, and three software patents that are granted in the United States in favor of our Spanish subsidiary Globant España S.A. We do not believe that any individual registered intellectual property right, other than our rights in our name and logo, is material to our business.

Facilities and Infrastructure

The table below sets forth an overview of our office locations as of December 31, 2023.

Country	Number of Offices	Type	Square Feet
Argentina	13	Development and Delivery Center / Client Management Center	364,520
Australia	1	Development & Delivery Center	3,520
Belarus	2	Development and Delivery Center	30,247
Brazil	6	Development and Delivery Center / Client Management Center	50,246
Canada	2	Development and Delivery Center	7,567
Chile	3	Development and Delivery Center / Client Management Center	48,481
China	2	Client Management Center	678
Colombia	7	Development and Delivery Center / Client Management Center	226,537
Costa Rica	1	Development and Delivery Center	21,775
Denmark	1	Development and Delivery Center / Client Management Center	12,056
Ecuador	2	Development and Delivery Center	1,432
France	4	Client Management Center	13,563
Germany	1	Development and Delivery Center	5,145
India	6	Development and Delivery Center	265,137
Italy	4	Development and Delivery Center / Client Management Center	20,785
Luxembourg	1	Principal Executive Office	151
Mexico	6	Development and Delivery Center / Client Management Center	121,923
Moldova	1	Development and Delivery Center	11,302
Netherlands	2	Client Management Center	431
Peru	2	Development and Delivery Center	25,618
Poland	2	Development and Delivery Center	1,206
Portugal	1	Development and Delivery Center	646
Romania	7	Development and Delivery Center	49,464
Saudi Arabia	1	Development and Delivery Center / Client Management Center	915
Spain	7	Development and Delivery Center / Client Management Center	31,980
United Arab Emirates	1	Client Management Center	592
United Kingdom	1	Development and Delivery Center / Client Management Center	22,819
United States	14	Development and Delivery Center / Client Management Center	51,419
Uruguay	4	Development and Delivery Center / Client Management Center	94,077
Vietnam	2	Development and Delivery Center	7,438
Total	107		1,491,670

Regulatory Overview

Given the broad scope of our presence, our operations are subject to a variety of rules and regulations. Various federal and state agencies in the 30 countries in which we operate regulate different aspects of our business, including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage and labor standards, employment and labor relations, trade protections, international trade controls, foreign exchange controls and other regulatory requirements affecting trade and investment. Some of the laws and regulations to which we are exposed, and their interpretation, are still evolving. The following summaries included below provide a high-level overview of the laws and regulations material to us and do not purport to address all laws and regulations that may be relevant to our operations. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures, which could adversely affect our business, financial condition and results of operations.

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

Global Minimum Tax

The Global Minimum Tax was introduced by the Global Anti-Base Erosion (GloBE) Rules and is a key part of the two-pillar solution agreed by over 135 member jurisdictions of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (Inclusive Framework on BEPS) in October 2021.

It ensures that Multinational Entities with revenues above EUR 750 million are subject to a 15% effective minimum tax rate in each jurisdiction that operates.

Starting on January 2024, Globant will be subject to the Global Minimum Tax regulation. Some of the tax incentives that we benefit from might be adversely affected. For example, in Uruguay, where the Free Trade Zone regime benefits us with an almost full tax exemption, our Income Tax Effective Rate would increase to 15%. The extent to which different tax incentives will be affected varies significantly. In addition, countries may use the opportunity of the introduction of the OECD Global Minimum Tax to remove those tax incentives.

Income tax

Argentina

Pursuant to Income Tax Law No. 20,628 (the “ITL”), in Argentina, legal entities and branches of foreign entities are subject to a tax on their worldwide income; provided that any foreign taxes paid on income earned from activities carried out abroad can be taken as a credit against the applicable Argentine tax, to the extent that the foreign tax does not exceed the Argentine tax. Income tax is payable on the net income made in a given fiscal year. Losses incurred during any fiscal year may be carried forward and offset against taxable income obtained during the following five fiscal years. Argentine companies are taxed on their corporate income at a progressive rate ranging between 25% and 35%. Subject to net income amounts, companies are required to pay a fixed amount and a progressive rate over the surplus of the minimum base rate in their category. The amounts are adjusted annually starting on January 1, 2023, based on the variation of the consumer price index ("CPI"). Argentine entities are subject to an integral inflation adjustment tax mechanism to the extent that the CPI exceeds 100% in the 36 previous months to the closing of each relevant fiscal year. For the fiscal years beginning on or after January 1, 2021, 100% of the tax inflation adjustment (negative or positive) would be allocated by fiscal year.

Colombia

In Colombia, national corporations, branches of foreign corporations and permanent establishments are taxed on global income. National corporations are corporations that have their principal domicile in Colombia are organized under Colombian law or that during the respective tax year or period have their effective place of management in Colombia (holding board meetings in Colombia is not sufficient to qualify as a national company). The standard corporate income tax rate for fiscal years starting on January 1, 2024 is 35%; provided that local companies cannot have an effective tax rate under 15%; if the effective tax rate, determined by means of Law No. 2277 of 2022, is less than 15%, the taxpayer must increase the tax to cover such minimum tax rate. A reduced corporate income tax rate of 20% applies to legal entities qualified as Industrial Users of Goods and/or Services in a free-trade zone, over the net income originated in export activities; if the net income does not come from exports, it will be taxed at the general tax rate of 35%. Commercial Users in a free-trade zone are subject to the general corporate income tax rate. A special reduced rate of 9% applies to certain activities that in the past had some tax benefits or exemption, such as certain services in new or refurbished hotels, eco-tourism activities and some leasing agreements with respect to housing, as well as for publishers of scientific and cultural content. Capital gains are subject to tax at a corporate income tax rate of 15%. It is assumed that the following items are considered capital gains: (a) gains on the transfer of fixed assets owned for more than two years and (b) gains resulting from the receipt of liquidation proceeds of corporations in excess of capital contributed if the corporation existed for at least two years.

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

All types of corporate entities are subject to the tax applicable to Mexican corporations. Mexican transfer pricing rules are based on the OECD principles.

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

Value-added tax

Argentina

In Argentina, the sale of goods and the provision of services, under certain circumstances, rendered outside of Argentina, which are effectively used or exploited in Argentina, and digital services rendered from abroad, are subject to VAT. The current value-added general tax rate is 21%. Certain sales and imports of goods, such as computers and other hardware, are, however, subject to a lower rate of 10.5%. Services rendered in Argentina, which are effectively used or exploited abroad, qualify as “export services” and are not subject to VAT. Law No. 27,346 creates the figure of substitute taxpayer for the payment of the tax corresponding to non-Argentine residents who render services within Argentina. Substitute taxpayers will assess and pay for applicable VAT, even in the cases in which it is impossible to withhold that tax from the non-Argentine resident.

Colombia

In Colombia, VAT is an indirect national tax levied on (i) services rendered in Colombia and from abroad; (ii) sales and imports of physical movable goods; (iii) sales or transfers of intangible assets related to industrial property; and (iv) gambling sales and operations, except for lotteries and online gambling. As a general rule, VAT does not apply to the sale of fixed assets and export of good and services.

The general tax rate is 19%. However, some goods or services are subject to rates of 5% or 0%. VAT is not applicable when the goods/services have been expressly excluded (not taxed) or exempted (0% rate). In the case of exporters and producers of exempt goods/services, input VAT can be recovered via a tax refund.
Mexico

In Mexico VAT is levied upon the supply of goods and independent services provided in Mexico, the importation of goods and services and the grant of temporary use or the enjoyment of goods within Mexican territory.

VAT is calculated by "cash basis" for each calendar month as a definitive tax. The standard tax rate is 16%, with certain activities subject to a zero rate such as exports of goods and certain services specifically listed by the VAT law. Additionally, the value-added tax law establishes exempt transactions, such as the sale of land and the sale of shares.

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

Colombia

In Colombia, distributions to nonresidents are subject to taxation at a rate of 20%. The dividends tax rate for resident individuals is 15%, with 1.090 Tax Units (2024: COP$53,300,850) of exempt income. No dividend tax applies to distributions to resident companies. However, a 10% income tax rate is introduced on dividends distributed between resident companies, which applies on the first distribution, with a credit for the tax passed onto the ultimate shareholder (resident individual or non-resident entity or individual). The 10% withholding is not applicable when the distribution is made between registered economic group members. The dividends tax applies to the distribution of profits generated in 2017 and onwards. In addition, if the dividend distribution is made out of profits that were not taxed at the distributing entity level, the distribution to nonresidents is subject to a 35% corporate income tax (recapture tax), which is withheld by the company who distributes the dividends. In this case, the 20% dividends tax applies on the distributed amount after it is reduced by the 35% recapture income tax. A 35% corporate income tax is imposed on dividends paid to residents (including companies and individuals) out of profits not taxed at the corporate level. If the profits subject to tax at the corporate level in a given year are higher than the commercial profits of that year, the difference can be carried back for two years or carried forward for five years to offset the profits of such periods, in order to reduce or eliminate the amount of the distribution subject to the 35% withholding tax. This carryforward or carryback should not reduce the amount of the distribution to nonresidents subject to the dividends tax of 20%.

Mexico

Resident individuals and nonresident shareholders of a Mexican corporation are subject to a 10% income tax on dividends received that are paid out of profits generated after 2013. Dividends are not subject to corporate income tax at the distributing company level if the distribution is from previously taxed earnings and if the distributing corporation has sufficient accumulation in its “net after-tax profit” ("CUFIN") account to cover the dividend. If the dividend is in excess of the CUFIN account, then the dividend is also taxed at the distributing company level at a rate of 30% on a grossed-up basis with a gross-up factor of 1.4286.

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

Argentina

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

Foreign exchange controls

Pursuant to the regulations of the Argentine Central Bank, among others, (a) collections of foreign currency from the export of goods and services and the disbursement of foreign financial loans (to have access to the FX Market for the repayment of principal and interests), are subject to mandatory transfer into Argentina and conversion into Argentine pesos through the FX Market; (b) the prior authorization of the Argentine Central Bank is required for access to the FX Market for the purchase of foreign currency for certain purposes (e.g. payment of dividends, except under certain circumstances; pre-payment of principal and interest on indebtedness; and payments to related parties); and (c) access to the FX Market to make payments from Argentina is subject to compliance with a foreign indebtedness information regime and the filing of an affidavit stating that, among other things: (i) payor did not, and commits not to, sell Argentine securities settled against foreign currency within the preceding and following 90 days; (ii) as of the transaction date, payor does not have holdings of foreign currency in Argentina that are not deposited with Argentine financial institutions and does not have foreign liquid disposable assets for an equivalent of more than $100,000; and (iii) commits to transfer into Argentina and settle for Argentine pesos any payments received outside of Argentina under loans granted by payor or under time deposits made after May 28, 2020, or from the sale of assets.

On December 21, 2019, the Argentine congress enacted the Social Solidarity Law, pursuant to which a 30% tax was imposed on the purchase of foreign currency for portfolio purposes, the acquisition of goods and services with credit and debit cards, and any payments in connection with international passenger transportation. Digital services rendered from outside Argentina (such as hosting, web services, software as a service, streaming services, etc.) are subject to a reduced tax rate of 8.0%.

Law No. 19,359, as amended and complemented, establishes penalties for the infringement of any foreign exchange regulations. Penalties include fines of up to a tenfold increase in the amount of the infringing transaction, temporary suspensions, disqualification for up to ten years preventing the infringing party from acting as importer, exporter and/or as foreign exchange institution, or imprisonment in event of recidivism.

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

The following chart is a summary of our principal subsidiaries as of February 10, 2024. You may find complete information about all of our subsidiaries and their respective holdings in Exhibit 8.1.

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
•the availability of, and our ability to attract, retain and efficiently utilize, skilled IT professionals in 30 countries where we are present;
•operating costs in countries where we operate;
•capital expenditures related to the opening of new delivery centers and client management locations and improvement of existing offices;
•our ability to increase our presence onsite at client locations;
•the effect of wage inflation in countries where we operate and the variability in foreign exchange rates, especially relative changes in exchange rates between the U.S. dollar and the Argentine peso, Uruguayan peso, Mexican peso, Colombian peso, Chilean peso and Brazilian real; and
•our ability to identify, integrate and effectively manage businesses that we may acquire.

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•Pricing of, and margin on, our services and revenue mix. For time-and-materials contracts, the hourly rates we charge for our Globers are a key factor impacting our gross profit margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation, market conditions and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and achieving higher profit margin assignments. During the three-year period ended December 31, 2023, we increased our revenues attributable to sales of technology solutions (primarily through digital transformation, data and cloud strategies). Gross profit margin was 36.1%, 37.6% and 38.2% for the years ended December 31, 2023, 2022 and 2021, respectively and adjusted gross profit margin was 38.1%, 39.2% and 39.5% for the years ended December 31, 2023, 2022 and 2021, respectively.

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

•Our ability to recruit, retain and manage our IT professionals may have an effect on our gross profit margin and our results of operations. Our IT professional headcount was 27,116 as of December 31, 2023, 25,331 as of December 31, 2022 and 22,167 as of December 31, 2021. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.

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

Certain Income Statement Line Items

2023 Compared to 2022

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium to large-sized companies globally. For the year ended December 31, 2023, revenues increased by 17.7% to $2.1 billion from $1.8 billion for the year ended December 31, 2022.

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

	Year ended December 31,
	2023		2022

	(in thousands, except percentages)
By Contract
Time & Materials	$1,654,280	78.9%	$1,475,848	82.9%
Fixed Price	383,867	18.3%	273,344	15.4%
Licenses, resales & Others	57,792	2.8%	31,051	1.7%
Revenues	$2,095,939	100.0%	$1,780,243	100.0%

Revenues by Client Location

Our revenues are sourced from the following four regions: North America (top markets: the United States and Canada), Latin America (top markets: Argentina and Chile), Europe, Middle East & Africa (top markets: Spain and United Kingdom) and Asia & Oceania (top markets: India and Japan). We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the year ended December 31, 2023, we had 1,610 customers with more than ten thousands U.S. dollars in revenue in the last twelve months.

The following table sets forth revenues by client location by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2023		2022

	(in thousands, except percentages)
By Geography
North America	$1,245,972	59.5%	$1,135,148	63.8%
Latin America	463,223	22.1%	408,354	22.9%
Europe, Middle East & Africa	323,546	15.4%	186,723	10.5%
Asia & Oceania	63,198	3.0%	50,018	2.8%
Revenues	$2,095,939	100.0%	$1,780,243	100.0%

Revenues by Industry Vertical

We are a provider of technology services to enterprises in a range of industry verticals including media and entertainment, banks, financial services and insurance, and consumer, retail and manufacturing, among others. The following table sets forth our revenues by amount and as a percentage of our revenues by industry vertical for the periods indicated:

	Year ended December 31,
	2023		2022

	(in thousands, except percentages)
By Industry Vertical
Media and Entertainment	$454,380	21.7%	$376,134	21.1%
Banks, Financial Services and Insurance	385,207	18.4%	359,940	20.2%
Consumer, Retail & Manufacturing	351,880	16.8%	254,500	14.3%
Professional Services	261,233	12.5%	235,553	13.2%
Technology & Telecommunications	255,238	12.2%	250,299	14.1%
Travel & Hospitality	187,346	8.9%	139,170	7.8%
Health Care	167,705	8.0%	128,669	7.2%
Other Verticals	32,950	1.5%	35,978	2.1%
Total	$2,095,939	100.0%	$1,780,243	100.0%

The Media and Entertainment industry vertical, our largest industry vertical, energized by digital consumption trends at our biggest client and our efforts in the Sports and Entertainment segment, resulting in positive yearly revenue expansion. Our Banks, Financial Services, and Insurance industry vertical grew due to our exposure to large global financial institutions across many units and geographies. The Consumer, Retail, and Manufacturing industry vertical, experienced revenue growth as companies in such industry continued to invest in their digital transformation efforts. The Travel and Hospitality industry vertical revenue growth was supported by innovative partnerships and a resurgence in global mobility. The Professional Services industry vertical segment increased on the back of a wide range of technology solutions and consulting services aimed at helping companies to modernize their operations, improve efficiency and enhance customer experiences. The Technology and Telecommunications industry vertical, following a period of moderate expansion in the first half of the year, has stabilized in the second half, reflecting the essential demand of our services in a world increasingly reliant on digital technology. Lastly, our Healthcare industry vertical also showed strong growth, demonstrating our focus on using technology to improve healthcare delivery, enhance clinical outcomes for patients, and incorporate preventive care practices. Other industry verticals experienced a slight decrease, attributed to the completion of one-off projects in the education industry during 2023.

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

The following table sets forth revenues contributed by our largest client, top five clients, top ten clients and top twenty clients by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2023		2022

	(in thousands, except percentages)
Client concentration
Top client	$183,207	8.7%	$191,191	10.7%
Top five clients	480,751	22.9%	456,217	25.6%
Top ten clients	670,907	32.0%	633,150	35.6%
Top twenty clients	877,926	41.9%	812,419	45.6%

Our top ten customers for the year ended December 31, 2023 have been working with us for, on average, eleven years.

An increase in revenues from our top ten clients in 2023 reflects our ability to increase the scope of our engagement with our main customers.

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2022 contributed 89.6% of our revenues in 2023. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annual revenues increased (80 in 2023 and 65 in 2022) and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 311 in 2023 from 259 in 2022. The following table shows the distribution of our clients by revenues for the year presented:

	Year ended December 31,
	2023	2022

Over $5 Million	80	65
$1 - $5 Million	231	194
$0.5 - $1 Million	155	132
$0.1 - $0.5 Million	465	386
Less than $0.1 Million (*)	679	472
Total Clients (*)	1,610	1,249
(*) Represents customers with more than $0.01 million in revenue during the last twelve months.

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client's exclusive external technology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Cost of Revenues

The principal components of our cost of revenues are salaries, professional services and share-based compensation plans (equity settled). Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. Salaries of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period.

Also included in cost of revenues is the portion of depreciation and amortization expense attributable to the portion of our property and equipment, right of use assets and intangible assets utilized in the delivery of services to our clients.

Our cost of revenues has increased in recent years in line with the growth in our revenues and reflects the expansion of our operations in Argentina, Brazil, Chile, Colombia, India, Mexico, Peru, Spain, United States and Uruguay primarily due to increases in salary costs, an increase in the number of our IT professionals and the opening of new delivery centers. We expect that as our revenues grow, our cost of revenues will increase. Our goal is to increase revenue per IT professional and thereby increase our gross profit margin.

During 2023, our cost of revenues also increased due to the appreciation of the COP, MXN and BRL among others.

Cost of revenues was $1,340.2 million for 2023, representing an increase of $229.2 million, or 20.6%, from $1,110.8 million for 2022.

	Year ended December 31,
	2023		2022

	(in millions, except percentages)
	Amount	Variation	Amount	Variation
Main variations in cost of revenues
Salaries, employee benefits and social security taxes	$(1,158.7)	14.2%	$(1,014.5)	36.1%
Professional services	(104.9)	181.3%	(37.3)	55.5%
Share-based compensation expense - Equity settled	(15.2)	208.2%	(4.9)	37.8%

The increase in salaries, employee benefits and social security taxes is primarily attributable to the net addition of 1,785 IT professionals since December 31, 2022, an increase of 7.0%, to satisfy growing demand for our services, which translated into an increase in salaries. The increase in professional services is mainly attributable to the increase in contractor services related to business growth and software subscriptions. The increase in share-based compensation plans relates to new grants of restricted stock units ("RSU's") and performance-based restricted stock units ("PRSU's"), and the increase of market share price.

Cost of revenues as a percentage of revenues increased to 63.9% for 2023 from 62.4% for 2022.

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

Selling, general and administrative expense was $537.1 million for 2023, representing an increase of $80.8 million, or 17.7%, from $456.3 million for 2022.

	Year ended December 31,
	2023		2022

	(in millions, except percentages)
	Amount	Variation	Amount	Variation
Main variations in Selling, General and Administrative Expenses
Salaries, employee benefits and social security taxes	$(212.4)	22.4%	$(173.5)	24.6%
Professional services	(49.9)	23.1%	(40.5)	31.1%
Depreciation and amortization expense	(81.8)	38.3%	(59.2)	29.5%

The increase of salaries, employee benefits, social security taxes and share based compensation was primarily attributable to the addition of sales and management executives. There was also an increase of $22.6 million in depreciation and amortization related mainly to the intangibles recognized for the business combinations made during 2023, 2022 and 2021. In addition, there was a $9.4 million increase in professional services related to consulting tax matters and legal and audit fees, also increase in subscriptions and license expenses and the impact of the acquired companies during 2023.

Selling, general and administrative expenses as a percentage of revenues was 25.6% for both 2023 and for 2022.

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

Net impairment losses on financial assets

Net impairment losses on financial assets mainly include impairment of trade receivables, which represents an allowance for expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition. During the years ended December 31, 2023 and 2022, we recorded a loss of $18.8 million and $6.4 million, respectively, related to the recognition of the allowance for expected credit losses.

The increase of the allowance for expected credit losses was mainly attributable to the impact of factors that are specific to debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.
Finance Income

Finance income consists of interest gains on time deposits, financed customers and savings accounts. The increase of finance income up to $4.8 million for the year ended December 31, 2023 from $2.8 million for the year ended December 31, 2022 was primarily attributable to accrued interests from savings accounts.

Finance Expense

Finance expense includes the interests from borrowings, leases contracts, banking fees and other finance expenses. The increase of finance expense up to $23.8 million for the year ended December 31, 2023 from $16.6 million for the year ended December 31, 2022 was due to an increase in interest on lease liabilities and borrowings interests.

Other Financial Results, Net

Other financial results, net consists of foreign exchange gain or loss on monetary assets and liabilities denominated in currencies other than the U.S. dollar, gain or loss on transactions with bonds, interest rate swaps, foreign exchange forward contracts and future contracts, mutual funds and T-Bills.

Other financial results, net increased to a $11.3 million gain for the year ended December 31, 2023 from a $0.2 million gain for the year ended December 31, 2022, primarily reflecting a foreign exchange loss of $22.0 million compared to a loss of $6.7 million in 2022, a gain of $23.6 million net related to gain from financial assets measured at fair value through profit or loss compared to a loss of $7.5 million in 2022 and a gain on transactions with bonds of $9.2 million compared to a gain of $13.9 million in 2022.

Other Income and Expenses, Net

Other income and expenses, net increased to a gain of $6.6 million for the year ended December 31, 2023 from a loss of $0.4 million for the year ended December 31, 2022. Such increase is mainly explained by the remeasurement of contingent consideration related to the business combinations.

Income Tax Expense

See "Consolidated Financial Statements as of December 31, 2023 and December 31, 2022 and for each of the three years in the period ended December 31, 2023 — Summary of Significant Accounting Policies — Taxation —Current Income Tax".

Income tax expense amounted to $39.5 million for 2023, a decrease of $3.9 million from a $43.4 million income tax expense for 2022. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) decreased to 20.0% for 2023 from 22.5% for 2022. The decrease in income tax expense as well as the effective tax rate was driven primarily by tax efficiencies and the inflation effect in Argentina.

Net Income for the Year

As a result of the foregoing, we had a net income of $158.5 million for 2023, compared to $149.5 million for 2022.

2022 Compared to 2021

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2022 compared to 2021, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on February 28, 2023.

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

Adjusted Profit from Operations

We utilize the non-IFRS measure of adjusted profit from operations as a supplemental measure for period-to-period comparisons. Adjusted profit from operations is most directly comparable to the IFRS measure of profit from operations. Adjusted profit from operations excludes the impact of certain items, such as share-based compensation expense, acquisition-related charges and COVID-19 related charges.

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

	Year ended December 31,
	2023	2022	2021
Reconciliation of adjusted gross profit
Gross profit	$755,761	$669,395	$494,988
Adjustments
Depreciation and amortization expense	28,597	23,312	14,122
Share-based compensation expense - Equity settled	15,155	4,917	3,568
Adjusted gross profit	$799,513	$697,624	$512,678
Reconciliation of adjusted selling, general and administrative expenses
Selling, general and administrative expenses	$(537,075)	$(456,324)	$(343,004)
Adjustments
Depreciation and amortization expense	85,584	62,822	48,796
Share-based compensation expense - Equity settled	57,016	50,296	35,831
Acquisition-related charges, net (1)	21,092	13,612	12,860
Adjusted selling, general and administrative expenses	$(373,383)	$(329,594)	$(245,517)
Reconciliation of adjusted profit from operations
Profit from operations	$198,962	$206,707	$144,433
Adjustments
Share-based compensation expense - Equity settled	72,171	55,213	39,399
Acquisition-related charges, net (1)	46,993	27,456	28,271
COVID-19 related charges (2)	—	—	2,228
Adjusted profit from operations	$318,126	$289,376	$214,331
Reconciliation of adjusted net income for the year
Net income for the year	$158,538	$148,891	$96,065
Adjustments
Share-based compensation expense - Equity settled	72,099	55,213	39,399
Acquisition-related charges, net (1)	48,205	28,765	35,465
COVID-19 related charges (2)	—	—	2,228
Tax effects of non-IFRS adjustments	(28,724)	(15,146)	(14,748)
Adjusted net income for the year	$250,118	$217,723	$158,409

Calculation of adjusted diluted EPS
Adjusted net income	250,118	217,723	158,409
Diluted shares	43,594	42,855	42,076
Adjusted diluted EPS	5.74	5.08	3.76

Other data:
Adjusted gross profit	799,513	697,624	512,678
Adjusted gross profit margin percentage	38.1%	39.2%	39.5%
Adjusted selling, general and administrative expenses	(373,383)	(329,594)	(245,517)
Adjusted selling, general and administrative expenses margin percentage	(17.8)%	(18.5)%	(18.9)%
Adjusted profit from operations	318,126	289,376	214,331
Adjusted profit from operations margin percentage	15.2%	16.3%	16.5%
Adjusted net income for the year	250,118	217,723	158,409
Adjusted net income margin percentage for the year	11.9%	12.2%	12.2%
(1) Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, interest charges on acquisition-related indebtedness, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs.

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

The comparison of these non-IFRS measures to the most directly comparable financial measures calculated and presented in accordance with IFRS are:

•IFRS Gross Profit Margin for the full year 2023 was 36.1% compared to 37.6% and 38.2% for the full year 2022 and 2021, respectively.

•Non-IFRS Adjusted Gross Profit Margin for the full year 2023 was 38.1% compared to 39.2% and 39.5% for the full year 2022 and 2021, respectively.

•IFRS Profit from Operations Margin for the full year 2023 was 9.5% compared to 11.6% and 11.1% for the full year 2022 and 2021, respectively.

•Non-IFRS Adjusted Profit from Operations Margin for the full year 2023 was 15.2% compared to 16.3% and 16.5% for the full year 2022 and 2021, respectively.

•IFRS Diluted EPS for the full year 2023 was $3.64 compared to $3.47 and $2.28 for the full year 2022 and 2021, respectively.

•Non-IFRS Adjusted Diluted EPS for the full year 2023 was $5.74 compared to $5.08 and $3.76 for the full year 2022 and 2021, respectively.

B. Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities. For the year 2023, we derived 81.6% of our revenues from clients in North America and Latin America pursuant to contracts that are entered into by our subsidiaries located in the United States, Argentina, Chile, Mexico, Brazil, Canada, Peru and Colombia.

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

We incur capital expenditures to open new delivery centers, for improvements to existing delivery centers, for infrastructure-related investments, and to acquire software licenses and internal developments.

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

The following table sets forth our historical capital expenditures for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022

	(In thousands)
Total fixed assets acquisitions	$34,008	$54,482
Total intangible assets acquisitions	116,638	129,904
Additions related to business combinations	(40,182)	(84,538)
Total Capital Expenditures	110,464	99,848

Investments

During 2022, we invested $99.8 million in capital expenditures primarily made to complete or develop our works on our delivery centers in Argentina: Buenos Aires and Tandil; India: Pune; and United Kingdom: London. Additionally, we invested $46.7 million mainly in internal developments and acquired licenses.

During 2023, we invested $110.5 million in capital expenditures, consisting of $79.8 million in internal developments and acquired licenses, and the remaining to complete or develop our works on our delivery centers in Argentina: Buenos Aires, Brazil: Sao Paulo, Chile: Santiago, Colombia: Medellin, Costa Rica: San Jose; India: Pune and Indore; Peru: Lima and Romania: Cluj.

Business Combinations

During 2022, we entered into several share purchase agreements to expand our service offering and capacity. Our business combinations activity resulted in cash outflows of $126 million. The fair value of the consideration recognized in our financial statements amounted to $54.7 million, based on target achievements and price adjustments. See note 26 to our audited consolidated financial statements.

During 2023, we entered into several share purchase agreements to expand our service offering and capacity. Our business combinations activity resulted in cash outflows of $254 million. The fair value of the consideration recognized in our financial statements amounted to $95.2 million, based on target achievements and price adjustments. See note 26 to our audited consolidated financial statements.

As of December 31, 2023, we had cash and cash equivalents and current investments of $323.3 million.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	For the year ended December 31,
	2023	2022
	(In thousands)
Net cash provided by operating activities	$318,524	$197,524
Net cash used in investing activities	(350,361)	(269,304)
Net cash provided by (used in) financing activities	44,530	(65,680)
Cash and cash equivalents at beginning of the year	292,457	427,804
Cash and cash equivalents at end of the year	305,150	290,344
Net increase (decrease) in Cash and cash equivalents at end of year	12,693	(137,460)

Operating Activities

Net cash provided by operating activities was generated primarily by profits before taxes adjusted for non-cash items, including depreciation and amortization expense, shared-based compensation expense and the effect of working capital changes.

Net cash provided by operating activities was $318.5 million for the year ended December 31, 2023, as compared to net cash provided in operating activities of $197.5 million for the year ended December 31, 2022. This increase of $121.0 million in net cash provided by operating activities was primarily attributable to a $49.4 million increase in profit before income tax expense adjusted for non-cash-items, a $66.0 million decrease in working capital, a $1.5 million decrease in the utilization of provision for contingencies and a $4.1 million decrease in income tax payments.

Changes in working capital in the year ended December 31, 2023 consisted primarily of a $44.3 million increase in trade receivables, a $16.6 million decrease in other receivables, a $10.0 million increase in other assets, a $19.0 million increase in trade payables, a $1.7 million decrease in tax liabilities, and $37.4 million decrease in payroll and social security taxes payable. The $44.3 million increase in trade receivables reflects our revenue growth. The $16.6 million decrease in other receivables was mainly related to the decrease in tax credits. The payroll and social security taxes payable decrease of $37.4 was primarily related to depreciation of Argentine pesos, anticipated payment of salaries and decrease in bonuses accruals.

 For discussion related to cash flows from operating activities during 2022 compared to 2021, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on February 28, 2023.

Investing Activities

Net cash of $350.4 million was used in investing activities for the year ended December 31, 2023, as compared to $269.3 million of net cash used in investing activities during the year ended December 31, 2022. During the year ended December 31, 2023, we received $38.4 million in mutual funds, T-bills and commercial papers, we invested $126.5 million in fixed and intangible assets, $271.7 million in acquisition-related transactions, and we received $9.5 million related to future and forward contracts.

 For discussion related to cash flows from investing activities during 2022 compared to 2021, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on February 28, 2023.

Financing Activities

Net cash of $44.5 million was provided by financing activities for the year ended December 31, 2023, as compared to $65.7 million of net cash used in financing activities for the year ended December 31, 2022. During the year ended December 31, 2023, we received $1.8 million for the issuance of shares under our share-based compensation plan. Additionally, during the year ended December 31, 2023 we received $119.7 million net of borrowings, we paid $44.8 million of lease liabilities, $28.3 million in acquisition-related transactions and $3.9 million of put option to acquire non-controlling interest.

For discussion related to cash flows from financing activities during 2022 compared to 2021, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on February 28, 2023.

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

On February 6, 2020, Globant, LLC entered into the Second A&R Credit Agreement (as amended in October 2021), pursuant to which we may borrow (i) up to $100 million in up to four borrowings on or prior to April 1, 2022 under a delayed-draw term loan facility and (ii) up to $250 million under a revolving credit facility. In addition, we may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million. The maturity date of each of the facilities is February 5, 2025. Pursuant to the terms of the Second A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to either (i) LIBOR plus 1.50%, or (ii) LIBOR plus 1.75%, determined based on our Maximum Total Leverage Ratio (as defined in the Second A&R Credit Agreement). Globant, LLC’s obligations under the Second A&R Credit Agreement are guaranteed by the Company and its subsidiary, Globant España S.A., and are secured by substantially all of Globant, LLC’s now owned and after-acquired assets. The Second A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

On June 2, 2022 we entered into a Third Amended and Restated Credit Agreement with HSBC, pursuant to which the LIBOR rate was replaced by a Secured Overnight Financing Rate ("SOFR") plus 0.10%.

On May 31, 2023, we entered into a Fourth Amended and Restated Credit Agreement (the "Credit Agreement") with HSBC, pursuant to which, we may borrow up to $725 million under a revolving credit facility. In addition, we may request increases of the maximum amount available under the revolving facility, and may request term loan tranches, in an aggregate amount not to exceed $350 million plus additional amounts, so long as the Maximum Net Leverage Ratio (as defined in the Credit Agreement) does not exceed 3.00 to 1.00 after giving effect thereto. The maturity date of each loan is May 30, 2028. Interest on the loans will accrue at a rate per annum equal to either (i) SOFR plus 0.10% plus between 1.25% and 1.875%, or (ii) the Alternate Base Rate (as defined in the Credit Agreement) plus between 0.25% and 0.875%, at our option. Undrawn commitment under the revolving credit facility are subject to a commitment fee at a rate per annum of 0.15% to 0.25%. The applicable margin and the commitment fee rate will be determined quarterly based upon the Maximum Net Leverage Ratio. Globant, LLC’s obligations under the Credit Agreement are guaranteed by the Company, its subsidiary, Globant España S.A., and Globant, LLC’s subsidiary Globant IT Services Corp. (the “Subsidiary Guarantor”), and are secured by substantially all of Globant, LLC’s and the Subsidiary Guarantor’s now owned and after-acquired assets. The Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit the flexibility of the Company in operating its business and its ability to take actions that might be advantageous to the Company and its shareholders. We are required to comply with two financial maintenance covenants, which are tested quarterly: (i) a minimum interest coverage ratio of 3.00 to 1.00 and (ii) a Maximum Net Leverage Ratio of 3.50 to 1.00.

Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of December 31, 2023 and the effect such obligations are expected to have on our liquidity and cash flows.

	Payments due by period (in thousands)
	2024	2025	2026	Thereafter	Total
Trade payables	$124,545	$1,585	$686	$710	$127,526
Borrowings	157,654	738	715	—	159,107
Lease liabilities	48,389	35,102	24,037	66,392	173,920
Other financial liabilities (1)	80,170	90,383	42,051	30,411	243,015
TOTAL	$410,758	$127,808	$67,489	$97,513	$703,568

(1) The amounts disclosed in the line of other financial liabilities do not include foreign exchange forward contracts, equity forward contracts and 57,849 related to business combinations payments through subscription agreements. See note 26 to our audited consolidated financial statements.

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

From the date of the 2014 Equity Incentive Plan's adoption, we have granted to members of our senior management and certain other employees options to purchase common shares and restricted stock units ("RSUs"). On September 27, 2021, our compensation committee adopted and approved the granting of performance-based restricted stock units ("PRSUs"). Until 2022, restricted stock units were granted between 40% and 50% in the form of PRSUs and between 50% and 60% in the form of RSUs, and from 2022 all PRSUs and RSUs are granted on a 50% basis each.

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

Under the terms of our 2014 Equity Incentive Plan, from its adoption until December 31, 2023, we have granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,248,122 common shares and 2,584,777 RSUs and PRSUs, net of any cancelled and/or forfeited awards.

During the twelve months ended December 31, 2023 the Company granted a total of 378,323 awards under the Company's 2014 Equity Incentive Plan. Most of these awards were comprised of 50% RSUs and 50% PRSUs. RSUs and PRSUs have generally been granted with a vesting period of four years, 25% becoming vested on or about each anniversary of the grant date.

In addition, on June 29, 2023, the Company approved to amend the special condition awards granted in August 2022, to the effect of reducing the threshold minimum average closing price for vesting from $420 to $350 per share through (but excluding) June 29, 2026, and increasing it by $35 per share per year until August 11, 2030 and June 29, 2031 for US and non-US residents, respectively. The awards were granted 50% in the form of PRSUs and 50% in the form of RSUs. These awards will vest in two equal tranches, the first occurring immediately after the date in which the vesting condition is satisfied and the second occurring on the first anniversary of such vesting event. Until December 31, 2023, the Company granted 592,521 of these awards, net of any cancelled and/or forfeited awards.

There were 1,565,733, 1,636,554 and 1,223,449 stock options, RSUs and/or PRSUs outstanding as of December 31, 2023, 2022 and 2021, respectively. For 2023, 2022 and 2021, we recorded $72.5 million, $57.1 million and $42.4 million of share-based compensation expense related to these share option and restricted stock unit agreements, respectively. For further discussion of the 2014 Equity Incentive Plan, see “Compensation—2014 Equity Incentive Plan".

In addition, on December 1, 2021, our compensation committee, as administrator, approved the granting of awards in the form of stock-equivalent units ("SEUs") and performance-based stock-equivalent units ("PSEUs") to be settled in cash or common shares, or a combination thereof, under the 2014 Equity Incentive Plan. The purpose of the granting awards in the form of stock-equivalent units is to provide an incentive to attract, retain and reward talent in the IT industry and to prompt such persons to contribute to the growth and profitability of the Company. Eligible employees receive a grant of stock-equivalent units with a unit value equal to the market value of one common share of the Company, to be settled in cash or common shares of the Company.

Under the terms of our 2014 Equity Incentive Plan, until December 31, 2023 we have granted to eligible employees 37,983 SEUs and PSEUs, net of any cancelled and/or forfeited awards. All stock-equivalent units were granted 50% in the form of PSEUs and 50% in the form of SEUs, each with a vesting period of four years, 25% becoming exercisable on or about each anniversary of the grant date.

There were 28,059 and 57,779 SEUs and PSEUs outstanding as of December 31, 2023 and 2022, respectively. For 2023 and 2022, we recorded $2.3 million and $4.5 million of share-based compensation expense related to these stock-equivalent units and we delivered 4,524 and 0 common shares, respectively. For further discussion of the 2014 Equity Incentive Plan, see “Compensation—2014 Equity Incentive Plan".

On March 1, 2021, our board of directors adopted an Employee Stock Purchase Plan (the "ESPP"). The purpose of the ESPP is to advance the interests of the Company and our shareholders by providing an incentive to attract, retain and reward our eligible employees and by motivating such persons to contribute to the growth and profitability of the Company. The ESPP provides such eligible employees with an opportunity to acquire a proprietary interest in the Company through the purchase of the Company’s common shares payable by means of payroll deductions. As of December 31, 2023, we have delivered 94,745 common shares under the plan. For further discussion of the ESPP, see “Employees—2021 Employee Stock Purchase Plan".

C. Research and Development, Patents and Licenses, etc.

See “Information of the company - Business Overview — Intellectual Property.”
D. Trend Information

See "Operating Results — Factors Affecting Our Results of Operations."

Other than as disclosed in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

See note 4 to our audited consolidated financial statements for the year ended December 31, 2023.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management
Directors

The table below sets forth information concerning our directors as of the date of this annual report.

Name	Position	Age	Date of Appointment	Current Term Expiring at Annual Meeting of Shareholders to Be Held in Year
Martín Migoya	Chairman of the Board and Chief Executive Officer	56	April 2, 2021	2024
Martín Gonzalo Umaran	Director - Chief Corporate Development Officer & President for EMEA	55	April 19, 2023	2026
Guibert Andrés Englebienne	Director - President of Globant X and Globant Ventures - President for Latin America	57	April 19, 2023	2026
Francisco Álvarez-Demalde	Director	45	April 22, 2022	2025
Andrea Mayumi Petroni Merhy	Director	48	April 22, 2022	2025
Philip A. Odeen	Director	88	April 2, 2021	2024
Linda Rottenberg	Director - Lead Independent Director	55	April 19, 2023	2026
Maria Pinelli	Director	61	April 22, 2022	2025

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

Mr. Richard Haythornthwaite resigned as a director of the Company effective as of September 30, 2023. As of the date of this annual report, our board of directors is evaluating several candidates to fill this vacancy.

Martín Migoya

Mr. Migoya has served as Chairman of our board of directors and Chief Executive Officer since 2005. He founded our company together with Messrs. Englebienne, Nocetti and Umaran in 2003. His mission is to reinvent the professional services industry through agility and disruptive innovation at all levels of the organization. He is a member of the Young Presidents’ Organization and a board member of Endeavor Argentina. Mr. Migoya holds a degree in electronic engineering from Universidad Nacional de La Plata (UNLP) and a master’s degree in business administration, from the University of CEMA. He co-authored two books, "The Never Ending Digital Journey" and "Embracing the power of AI", where he shares his thoughts on how technology is changing the world and how brands need to adapt to lead this revolution. Since July 2021, Mr. Migoya has served as Manager of Enigma.art LLC. Mr. Migoya has been a featured guest lecturer at various universities including MIT and Harvard, and has been a judge at the Endeavor Entrepreneurs panel and at La Red Innova. He was selected as an Endeavor Entrepreneur in 2005 and won a Konex Award as one of the most innovative entrepreneurs of 2008. He was selected as an Argentine Creative Individual of 2009 and received the Security Award as one of the most distinguished Argentine businessmen of 2009. He also received in 2009 the America Economía Magazine’s “Excellence Award”, which is given to entrepreneurs and executives that contribute to the growth of Latin American businesses. In 2011, Latin Trade recognized Mr. Migoya as Emerging CEO of the Year. In 2013, Mr. Migoya received the “Entrepreneur of the Year Award” from Ernst & Young. In 2019, he was named Top CEO of the Year at the 2019 CEO World Awards and CEO of the year by El Cronista Comercial (Argentina). We believe that Mr. Migoya is qualified to serve on our board of directors due to his deep familiarity with our company and the perspective, experience, and operational expertise in the technology services industry that he has developed during his career and as our co-founder and Chief Executive Officer.

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

Guibert Englebienne

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

Francisco Álvarez-Demalde

Mr. Alvarez-Demalde has been a member of our board of directors since 2007. Mr. Álvarez-Demalde served as a member of Globant’s Corporate Governance and Nominating Committee since April 21, 2020, and as a chair of such committee since September 30, 2023. He is a co-founder and managing partner of Riverwood Capital, a leading growth-capital private equity firm focused on the global technology industry, and one of the largest early investors in Globant. Mr. Alvarez-Demalde has built the Riverwood franchise into a leading global technology investment firm, as an active partner to founders and management teams helping scale companies from the $10s of millions to the $100s of millions in revenues. During the past decade, Riverwood has been an active investor in more than 75 technology companies, which have grown their revenues at over 40% per year on average during Riverwood’s hold period. Prior to establishing Riverwood, Mr. Alvarez-Demalde was an investment executive at Kohlberg Kravis Roberts & Co. (KKR), where he focused on leveraged buyouts in the technology industry and other sectors. He also previously held roles with Eton Park Capital Management and Goldman Sachs & Co. Mr. Alvarez-Demalde has invested and been actively involved in the development, operations, and growth of several successful businesses across North America, Latin America and other geographies. Mr. Alvarez-Demalde earned a Licentiate (Honors) in Economics from Universidad de San Andres, Argentina (including an exchange program at the Wharton School). He has led investments in or is a current or former Director or Advisor of several technology companies, including 99, Alog Data Centers do Brasil, Billtrust (Nasdaq: BTRS), Cloudblue, Dock, Globant (NYSE: GLOB), GOintegro, Greenhouse, Industrious, Insider, LAVCA, Mandic, MotionPoint, Navent, Nubox, Pixeon, RD Station, SecurityScorecard, Shiphero, Technisys, VTEX (NYSE: VTEX), among others. Mr. Alvarez-Demalde is also a Global Ambassador with Endeavor and interested in non-profit initiatives related to education. We believe that Mr. Álvarez-Demalde is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Andrea Mayumi Petroni Merhy

Ms. Petroni Merhy has served as a member of our board of directors and as member of our corporate governance and nominating committee since April 2022. She is a Managing Director, Head of Business Advisory & Execution and member of the Management Committee for the Investment and Corporate Banking in Asia Pacific at JPMorgan Chase. Prior to that, Ms. Petroni Merhy held a number of leadership roles within JPMorgan Chase including Head of Finance & Business Management for the Investment and Corporate Banking and Wholesale Payments in Asia Pacific, Senior Business Manager for China, Head of Human Resources for Latin America and Head of Finance & Strategy for the Investment Banking in Latin America. From 2015 to 2021, Ms. Petroni Merhy also served as a Board Member of the JPMorgan Chase Bank (China) Company Limited, joining the Nominating and Related Party Transactions committees. Earlier in her career, Ms. Petroni Merhy was an investment banker advising clients on mergers & acquisitions, capital raising and strategic alternatives across all industries in Latin America. Ms. Petroni Merhy holds a bachelor’s degree in Business Administration from Escola de Administração de Empresas Fundação Getúlio Vargas in Brazil. We believe that Ms. Petroni Merhy is qualified to serve on our board of directors due to her extensive business experience, risk management expertise and financial understanding.

Philip Odeen

Mr. Odeen has served as a member of our board of directors since 2012. He has been the Chairman of Globant's Compensation Committee since 2020 and a member and chair of Globant's Audit Committee since 2014 and 2021, respectively. Mr. Odeen has also served as a proxy director of Leonardo DRS since 2013. He was a director of Booz Allen Hamilton from 2008 to 2019. From 2009 to 2013, Mr. Odeen served as the chairman of the board of directors and lead independent director of AES Corporation, and as a director of AES Corporation from 2003 to 2013. From 2008 to 2013, Mr. Odeen served as the chairman of the board of directors of Convergys Corporation, and as a director of Convergys Corporation from 2000 to 2013. Mr. Odeen served as a director of each of QinetiQ North America, Inc. from 2006 to 2015, ASC Signal Corporation from 2009-2015, and Red Hawk from 2015-2018. From 2006 to 2007, Mr. Odeen served as chairman of the board of directors of Avaya Corporation and as a director from 2002 to 2007. He served on the board of directors of Reynolds and Reynolds Company from 2000 to 2007, and as its chairman from 2006 to 2007. Mr. Odeen was a director of Northrop Grumman from 2002 to 2008. Mr. Odeen served as chairman and Chief Executive Officer of TRW Inc., retiring from the position in December 2001. Additionally, Mr. Odeen served as Chief Executive Officer of BDM from 1992 to 1997. Prior to that he was a partner with Coopers & Lybrand from 1978 to 1992, and Vice Chairman of the Management Consulting practice from 1991 to 1992. Mr. Odeen has a Bachelor’s Degree in Government from University of South Dakota, attended University of Liverpool, England as a Fulbright Scholar, and has a Master’s Degree in Political Science from the University of Wisconsin. We believe that Mr. Odeen is qualified to serve on our board of directors due to his experience in leadership and guidance of public and private companies as a result of his varied global business, governmental and non-profit experience.

Linda Rottenberg

Ms. Rottenberg has served as a member of our board of directors since 2017 and served as a member and chairman of Globant's Corporate Governance and Nominating Committee from 2020 to September 2023. Since October 3, 2023 and September 30, 2023, respectively, Ms. Rottenberg has served as Lead Independent Director and a member of Globant's Audit Committee. Ms. Rottenberg previously served as a member of the Audit Committee from May 9, 2017 through August 2021. Named “Innovator for the 21st Century” (TIME) and one of “America’s Best Leaders” (U.S. News), Ms. Rottenberg is cofounder and CEO of Endeavor, the leading global community of, by, and for high-impact entrepreneurs. Operating in more than 40 markets spanning the globe, Endeavor identifies, scales up, and co-invests in the most innovative, rapidly growing businesses in emerging and underserved markets. Ms. Rottenberg also serves as President of Endeavor Catalyst, the rules-based investment arm of Endeavor with $500M in assets under management across four funds. Launched in 2012, Endeavor Catalyst has invested in 300+ companies under Ms. Rottenberg's leadership. The portfolio comprises 24 exited investments and 50 “unicorn” companies valued at over $1B+. Ms. Rottenberg currently serves as a director in OLO (NYSE: OLO), a top SaaS-based food ordering platform. She also serves on the board of Pershing Square SPARC Holdings. She formerly served as a director of ZAYO, a global bandwidth infrastructure company. She is also a member of YPO, World Economic Forum, Anchor Fund Advisory Board, Yale Ventures Advisory Board, and Vice Chair of Yale President’s Council on International Activities. Author of the New York Times bestselling book, CRAZY IS A COMPLIMENT, and accomplished public speaker, Ms. Rottenberg has been the subject of six Harvard Business School case studies and one Stanford GSB case study. Other honors include the Silicon Valley Forum Visionary Award; Heinz Award for Technology, the Economy, and Employment; Babson College Honorary Doctorate; and the Yale Law School Award of Merit. A graduate of Harvard College and Yale Law School. We believe that Ms. Rottenberg is qualified to serve on our board of directors due to her knowledge and experience in the technology industry and experience serving as a director of other companies.

Maria Pinelli

Ms. Pinelli has served as a member of our board of directors since April 2021 and our audit committee since August 2021. She is a global C-suite executive and CEO of Strategic Growth Advisors, LLC. She currently serves as a member of the Board of Directors, Chair of the Audit Committee for International Game Technology, PLC., and as a member of the Board of Directors, Chair of the Audit Committee, and member of the Compensation Committee for Archer Aviation, Inc. From 2020 to 2022, Ms. Pinelli served as a board director and Chair of the Audit Committee for Clarim Acquisition Corporation. She is a former EY partner whose career there spanned over 34 years. Previously, Ms. Pinelli served as Global Vice Chair of Ernst & Young LLP (“EY”) from 2011 to 2017 and led EY’s Global Strategic Growth Business unit with a focus on serving private and public companies poised for exponential growth and supported entrepreneurs. Ms. Pinelli led EY’s efforts across all business sectors overseeing the Americas, Europe, Middle East, India, Africa, Asia Pacific and Japan, regions covering over 150 countries. During the same period, she also served as EY’s Global IPO Leader, helping clients prepare for the public markets including IPO readiness, SOX compliance and how to manage stakeholder expectations. Prior to leading the global business of EY, Ms. Pinelli was EY’s Director of Strategic Growth Markets for the Americas from 2006 to 2011. In this role, Ms. Pinelli led a team of over 5,000 professionals serving high growth private, pre-IPO companies, and public and private equity backed businesses. Following her role as Global Vice Chair, from 2018 to 2020, Ms. Pinelli led EY’s Consumer Products and Retail sector Ms. Pinelli is a qualified public accountant in Canada and the United Kingdom, and was a lead client service partner serving significant clients in the technology, consumer and retail sectors. She successfully led more than 20 initial public offerings in four different countries and more than 25 merger and acquisition transactions worldwide and testified before the U.S. House Financial Services Committee on the state of the capital markets. Her experience includes strategic transactions and due diligence advice, Sarbanes-Oxley implementation and stakeholder management Ms. Pinelli received her Bachelor of Commerce from McMaster University and completed executive programs at Harvard Business School and the Kellogg School of Management. Ms. Pinelli has also participated as a speaker at the Most Powerful Women Summit, World Economic Form and G20 summits, and has been featured in the Wall Street Journal, Bloomberg, CNBC and Squawk Box. In addition, she was admitted to the G50, Committee 200 and recognized as one of the Square Mile’s most inspiring Power 100 Women . Ms. Pinelli has also served as Chair of the Network for Teaching Entrepreneurship and a member of the World Economic Forum Global Growth Company Advisory Committee. We believe that Ms. Pinelli is well-qualified to serve as a director and financial expert due to her previous leadership roles, international business experience, financial acumen and extensive experience in advising growth companies.

 Senior Management

As of the date of this annual report, our group senior management is made up of the following members:

Name	Position
Martín Migoya	Chief Executive Officer
Martín Umaran	Chief Corporate Development Officer – President for EMEA
Guibert Englebienne	President of Globant X and Globant Ventures – President for Latin America
Juan Ignacio Urthiague	Chief Financial Officer
Patricia Pomies	Chief Operating Officer
Yanina Conti	Chief Accounting Officer
Wanda Weigert	Chief Brand Officer
Diego Tártara	Chief Technology Officer
Patricio Pablo Rojo	General Counsel

The following is the biographical information of the members of our group senior management other than Mrs. Migoya, Umaran and Englebienne, whose biographical information is set forth in “— Directors.”

Juan Urthiague

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

Yanina Conti

Mrs. Conti has been our Chief Accounting Officer since 2017. From 2013 until 2017, she served as our SEC Reporting and Audit Manager. From 2004 to 2013, Mrs. Conti worked for Ernst & Young, auditing large public and private firms and gaining experience with IFRS accounting and audit procedures. As our Chief Accounting Officer, Mrs. Conti is in charge of accounting, payroll, external audit and reporting. Mrs. Conti has a degree in business administration from the Universidad de Buenos Aires and is a chartered accountant.

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

Diego Tártara

Diego Tártara is our Chief Technology Officer and is in charge of overseeing our Studios and all technology offerings, including Business Hacking, and Adaptive Organizations. He has been with the Company since 2008, when he joined as a leader for a Company development group. Since then, he has held several management positions, including Technical Director, Studio Partner and CTO for Globant Studios. Shortly after joining Globant, he became the Technical Director for one of Globant’s major accounts, a leading gaming company. He was then appointed as Studio Partner for Gaming, a position he held for over five years. He also managed the IoT studio for a year and was part of the team that started the Discover studio before being appointed as CTO where he contributes to developing Globant's value proposition and ensures that the Company remains at the forefront of innovation. Diego has more than 20 years of experience developing small, mid and large scale software, and has a strong background in desktop, embedded and backend development and a passion for C/C++, gaming and graphics.

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

B. Compensation

Compensation of Board of Directors and Senior Management

The total fixed and variable remuneration of our executive directors and senior management for the years ended December 31, 2023, 2022 and 2021 amounted to $7.0 million, $6.8 million and $6.7 million, respectively.

We adopted an equity incentive plan in connection with the completion of our initial public offering. See “Compensation — 2014 Equity Incentive Plan” below for further information. From the adoption of that plan until December 31, 2023 we granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,248,122 common shares, 2,584,777 RSUs and PRSUs, and 37,983 SEUs and PSEUs, net of any cancelled and/or forfeited awards. See "Liquidity and Capital Resources — Equity Compensation Arrangements" above for further information. In addition, we replaced our existing variable compensation arrangements with a new short-term incentive plan providing for the payment of bonuses based on the achievement of certain financial and operating performance measures.

On November 15, 2023 our board of directors adopted a Policy for Recovery of Erroneously Awarded Incentive-Based Compensation (the "Clawback Policy"), effective as of October 2, 2023. The Clawback Policy is administered by our compensation committee and was adopted in compliance with Section 10D of the Exchange Act and applicable rules of the NYSE. The Clawback Policy provides that if we are required to prepare an accounting restatement, then we will seek to recover incentive-based compensation from certain current or former executive officers' that was erroneously awarded and received during the three completed fiscal years immediately preceding the date we are required to prepare such accounting restatement. A copy of this policy is included as Exhibit 97.1 to this Annual Report.

2014 Equity Incentive Plan

On July 3, 2014, our board of directors and shareholders approved and adopted our 2014 Equity Incentive Plan, which was amended on May 9, 2016, February 13, 2019, May 18, 2021 and June 8, 2022. Pursuant to the June 8, 2022 amendment adopted by our board of directors, we may issue stock awards up to an aggregate amount of 5,666,667 common shares under the 2014 Equity Incentive Plan. As of December 31, 2023, the number of common shares available for issuance pursuant to existing un-exercised and/or unvested and future stock awards was 2,365,114. The following description of the plan is qualified in its entirety by the full text of the plan, which has been filed with the SEC as an exhibit to the registration statement previously filed in connection with our initial public offering and incorporated by reference herein.

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

Notwithstanding the foregoing, in the event of a change in control, all awards, subject to certain exclusions, granted to certain senior executives will (a) become vested and payable in equal parts on each of the change in control completion date, and the 6th and 12th month anniversaries from such date, unless full payment is resolved by the administrator upon consummation of the change in control; (b) be paid and settled in cash immediately, if the senior executive is terminated without cause or resigns with good reason during the first year following the change in control completion date; and (c) become vested and settled in cash on the change in control completion date, if the executive is terminated without cause or resigned with good reason at any time from the date the Company was made aware of the potential change in control, and such change in control occurs within the 6 months following the executive's dismissal or resignation.

Amendment and Termination. No award will be granted under the plan after the close of business on the day before the tenth anniversary of the effective date of the plan (i.e., July 2, 2024). Our board of directors may amend or terminate the plan at any time. Shareholder approval is required to reprice underwater options.

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

During 2023, we paid an aggregate cash compensation of $575,000 and we granted a total of 3,191 RSUs to the independent members of our board of directors, as further described below. Except as described below, all such compensation had been previously approved by our shareholders at our 2023 annual general meeting:

Name	Cash Compensation	RSUs	RSUs value as of grant date	Total Compensation
Francisco Álvarez-Demalde	$100,000	518	$99,921	$199,921
Andrea Mayumi Petroni Merhy	100,000	518	99,921	199,921
Philip A. Odeen	100,000	518	99,921	199,921
Linda Rottenberg	100,000	*711	137,423	237,423
Maria Pinelli	100,000	518	99,921	199,921
Richard Haythornthwaite**	75,000	408	75,006	150,006
Totals	$575,000	3,191	$612,115	$1,187,113
_______________
* As additional compensation for her role as Lead Independent Director during 2023, Mrs. Rottenberg was granted additional 193 RSUs (valued at $37,501 as of the grant date), which are conditioned upon approval by shareholders at our annual general meeting.
** Mr. Richard Haythornthwaite resigned as a director of the Company effective as of September 30, 2023.

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

In 2022, we entered into amended and restated non-competition agreements with our founders and certain of our senior executives to, among other things, include the cash equivalent to their non-cash compensation (subject to certain exclusions) in the calculation of their respective compensation. Pursuant to these agreements, these employees have agreed to non-competition and non-interference obligations until the second anniversary of the termination of their employment, and a non-disparagement obligation. In consideration of these covenants, Mr. Martín Migoya will receive a compensation equal to his cash and non-cash compensation for 36 months following the date of termination of his employment, and the other founders and certain senior executives will receive a compensation equal to his or her cash and non-cash compensation for 24 months following the date of termination of his or her employment. Cash compensation will be calculated based on the highest monthly salary during the 12-month period immediately preceding the date of termination of employment and the annual cash bonus payable at the latest target amount. Non-cash compensation will be calculated based on the total equity compensation received by the employee during the 12-month period immediately preceding the date of termination of their employment, subject to certain exclusions. This compensation will be paid in two equal installments, 50% immediately after termination of their employment, and 50% on the first anniversary therefrom. In addition, they will be entitled to receive continued health coverage and life insurance for 24 to 36 months after the termination of employment. These agreements may be terminated by us in case of termination with cause or resignation without good reason.

We also entered into similar non-competition agreements with other senior executives, whereby they agreed to a non-competition and non-interference obligation until the first anniversary of the termination of employment, and a non-disparagement obligation. In consideration of these covenants, these senior executives will receive compensation equal to full cash compensation for 12 months following the date of termination of their employment; provided that such cash compensation will be calculated based on the highest monthly salary during the 12-month period immediately preceding the date of termination of employment and one time the annual cash bonus payable to them at the latest target amount, less applicable taxes and withholdings. This compensation will be paid in four equal installments, on each of the third, sixth, ninth and twelfth month anniversary of the date of termination of their employment. In addition, they will be entitled to receive continued health coverage and life insurance after the termination of their employment for a period of 12 months. These agreements may be terminated by us in case of termination with cause or resignation without good reason.

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

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee, as well as the position of lead independent director. Our board of directors may from time to time establish other committees.

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
•reviews our enterprise risk management (including cybersecurity); and
•establishes and oversees procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters and oversees enforcement, compliance and remedial measures under our code of conduct.

The current members of our audit committee are Mses. Pinelli and Rottenberg and Mr. Odeen, with Mr. Odeen serving as the chairman and Ms. Pinelli serving as the audit committee financial expert as currently defined under applicable SEC rules. Each of Mses. Pinelli and Rottenberg and Mr. Odeen satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well us under Rule 10A-3 under the Exchange Act.

On May 13, 2014, our board of directors adopted a written charter for our audit committee. On November 15, 2023 our board of directors approved an amendment to the audit committee charter. The audit committee charter, as amended, is available on our website at http://www.globant.com.

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

Mr. Richard Haythornthwaite resigned as a director of the Company and member of the compensation committee effective as of September 30, 2023. Mr. Haythornthwaite vacancy in the compensation committee will be filled as soon as a new director is appointed to fill Mr. Haythornthwaite's vacancy in the board of directors. The current members of our compensation committee are Messrs. Odeen and Alvarez Demalde, with Mr. Odeen serving as chairman. Each of Messrs. Odeen and Alvarez Demalde satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE.

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

Concurrently with her appointment as lead independent director and member of the audit committee, Ms. Linda Rottenberg resigned as member of the corporate governance and nominating committee. Her vacancy in the corporate governance and nominating committee will be filed as soon as possible after our next annual general meeting. The current members of our corporate governance and nominating committee are Ms. Mayumi Petroni Merhy and Mr. Alvarez-Demalde, with Mr. Alvarez-Demalde serving as chairman. Each of Ms. Mayumi Petroni Merhy and Mr. Alvarez-Demalde satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE.

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

Lead Independent Director

On October 3, 2023, our board of directors established the position of lead independent director and adopted the Lead Independent Director Charter, which governs the lead independent director authority, responsibilities and duties. The charter provides that, in circumstances where the chairman of the board of directors is not independent, the members of the board of directors may resolve to appoint from among the independent directors a lead independent director. The Lead Independent Director Charter is available on our website at http://www.globant.com.

Duties of the lead independent director include, among others:

•Consult and agree with the chairman on the frequency and schedule of board of directors and board of directors committees meetings;
•Coordinate and preside over all meetings of the board of directors at which the chairman is not present and over all meetings and executive sessions of independent director’s; and
•Serve as the principal liaison between the independent directors and the chairman/CEO, and the senior management.

Effective October 3, 2023, the board of directors appointed Ms. Linda Rottenberg to serve as the lead independent director.

D. Employees

Our Globers

People are one of our most valuable assets. Attracting and retaining the right employees is critical to the success of our business and is a key factor in our ability to meet our client’s needs and the growth of our client and revenue base.

As of December 31, 2023, 2022 and 2021, on a consolidated basis, we had 29,150, 27,122 and 23,526 employees, respectively.

As of December 31, 2023, approximately 4% of our Globers were covered by collective bargaining agreements ("CBAs"). Globers in (i) Argentina, mostly in the Cities of Rosario and Mendoza, were covered under the Federación Argentina de Empleados de Comercio y Servicios CBA; (ii) Brazil were mainly covered under the Sindicato dos Trabalhadores em Processamento de Dados e Tecnología da Informação do Estado de São Paulo CBA; (iii) Spain were mainly covered under the Consultancy Services CBA and the Marketing Agencies CBA; (iv) France, were covered under the Syntec CBA; and (v) Italy, were covered under the Metalurgic CBA.

The following tables show our total number of full-time employees as of December 31, 2023 broken down by functional area and geographical location:

Number of employees
Technology	24,968
Operations	2,148
Management and administration	1,696
Sales	338
Total	29,150

Number of employees
Colombia	5,816
Argentina	5,603
India	4,277
Mexico	3,305
Brazil	1,933
Peru	1,344
Spain	1,276
Chile	1,191
Uruguay	1,008
United States	880
Romania	817
Italy	416
Moldova	224
United Kingdom	220
Ecuador	176
Belarus	112
Vietnam	100
Canada	87
France	82
Costa Rica	79
Denmark	70
Poland	35
Australia	29
Germany	20
Luxembourg	1
Other countries	49
Total	29,150

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

Recruitment

We are committed to offering a flexible and empathetic recruiting process which personalizes the experiences of our candidates, with a strong, people-centered approach at the heart of our value proposition. Our main purpose is to help our clients design and scale their teams with the best talent, being able to meet and exceed the increasing demand for digital and IT services.

Through our global presence, with delivery centers in North America, Latin America, Europe, Asia and Oceania, we boost a decentralization strategy that allows us to expand and diversify our sources of talent in our development centers all over the world.

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

Attraction

We are constantly looking for talent who are motivated to be part of a leading company that uses the latest technologies in the digital field to reinvent organizations and industries.

Since our inception, we believe we have become a unique player for talent in the countries where we have operations. Our culture is the foundation that supports and facilitates our distinctive approach.

This culture can be best described as entrepreneurial, collaborative, flexible, diverse and inclusive. Diversity and Inclusion are key to our business, as we seek to maintain our position at the forefront of technological innovation and creativity. This is why we strive to find talent in diverse places and walks of life, and why we launched several initiatives to strengthen our diversity.

As a key part of our core mission to stay current in a rapidly evolving technology era, in the past years we have undertaken a significant transformation of our processes. This strategic shift paves the way for the integration of AI into our processes, marking a pivotal change in our approach to decision-making. Our dedication to a data-driven strategy has empowered us to engage in more strategic and predictive analysis in our daily operations, reflecting our commitment to leveraging cutting-edge technologies, while offering a distinctive candidate experience.

Great Place to Work recognized Globant as one of the best places to work in Latin America, with special recognitions for Argentina, Uruguay and Colombia. Also in 2022, Fast Company included Globant in its '100 Best Companies for Innovators' list.

Our commitment to innovation and, quality, and a positive work culture complements our recruitment process that met the demands of the industry. Moving forward, we are prepared to adapt and innovate our processes to overcome challenges and achieve success.

Employee retention is one of our main priorities and a key driver of operational efficiency and productivity. We seek to retain top talent by providing the opportunity to work on cutting-edge projects for world-class clients, a flexible work environment, training and development programs, and non-traditional benefits. The total attrition rate among our Globers was 8.1%, 16.7% and 18.7% for the years ended December 31, 2023, 2022 and 2021, respectively.

Career Value Proposition

In 2020, we reinvented our strategy and career value proposition to provide enhanced guidance and new tools for Globers, empowering them to take ownership of their career progression and fostering growth and evolution to lead themselves, their teams, and the business. The new career value proposition provides personalized career paths and programs designed to unlock potential and enhance skills. Here are some of the key ways Globers can grow at Globant:

•Gain in geo-cultural diversity by collaborating with people from different cultures.
•Amplify technology, client, and/or industry expertise through lateral movements, participation in different types of PODs, or engagement in new projects.
•Advance in their specific path through vertical growth.
•Develop their leadership skills and role.

These programs, tools, and experiences are structured around our Delta Formula: Explore + Educate + Expose = Movement. Within each component, Globers receive guidance from Mentors and Business Leaders, with continuous support from the People Team.

Year by year, we iterate this value proposition, inviting our talent to align with our vision: Globant is made out of its People, and its People are the way to create a better world.

2020 - 2021

•We introduced My Growth, a tool that offers a detailed list of capabilities to develop within each technology and practice. Globers and their Mentors can explore, work on, and track their skills using this platform. As of 2023, the tool includes more than 50 Working Ecosystems, with over 15,000 active users.
•We established Globant University Campus, offering various learning experiences in different formats. A year later we introduced the Glober-centric and neurodiverse learning experiences, fostering knowledge sharing and offering training programs like Augmented Leadership and Relational Leadership.

2022

•We enhanced the Globant University Campus with AI technology for semantic search and recommendations, a social profile for connecting and sharing training, and a new interface design. 98.5% of the Company participated in these learning experiences, with an average increase of over 16% in the time dedicated to learning compared to 2021.
•We launched our Open Career Program that empowers Globers to apply for any open position within the Company using an AI-powered marketplace. In 2023, over 6,500 Globers applied to projects, resulting in over 2,000 successful matches.
•We initiated a transformation of our Performance Assessments by fostering a collaborative approach among leaders, with the aim of embracing a more comprehensive perspective.

2023

•We launched the "Learning Match," an AI-powered feature connecting employees with similar interests to facilitate knowledge exchange.
• We also introduced two new certifications focused on Leadership and AI. These learning initiatives reached more than 27,800 Globers, delivering over 4,500 experiences. The time dedicated to learning increased by 75%, with a high satisfaction rate indicated by a Learning NPS of 57.
•Additionally, we implemented a new Performance Process that shifts how we assess our employees. This approach, named Performance Retrospective, tailors guidance for improvements based on seniority. It encourages meaningful conversations by focusing on accurate feedback within project and assignment contexts. Currently, over 95% of Globers have at least two performance talks each year.
•In the 360 feature in StarMe Up, we included the option to recommend a promotion directly to a teammate's leader.
•We also introduced the Readiness Model to evaluate promotability, providing comprehensive data for mentors and leaders to guide career conversations and decisions. More than 2,300 Globers were promoted during the same year, and nearly 400 made lateral moves.
•We continue fostering Feedback For Leaders. During this year, over 95% of team leaders received their feedback results based on almost 40,000 assessments sent by Globers all over the world.

We remain committed to continuously enhancing our career value proposition to provide optimal opportunities for our talented employees at Globant.

Compensation

We provide our employees with a comprehensive compensation package comprising a base salary, a Short-Term Bonus, and long-term incentives (for eligible positions), alongside benefits. The variable component of our compensation package is strategically designed to reinforce our organizational values and culture, facilitate employee growth and development, and align with our business objectives of performance-driven remuneration and talent cultivation.

Under the Short-Term Incentive Plan, bonus payout for Globers are contingent upon the attainment of key performance metrics, including individual achievements, managerial evaluations, and Globant's overall performance. For those individuals not eligible for the Short-Term Program, we offer a Top Performer Bonus to recognize outstanding contributions.

Furthermore, we extend a long-term incentive scheme to key personnel in the form of share-based compensation, ensuring alignment of interests between employees and the company's long-term success.

We provide a comprehensive range of benefits designed to support our employees and their families. These include health insurance coverage for both employees and their families, extended parental leave options, fertility treatment support, subsidized company trips to promote team bonding, wellness initiatives such as yoga, relaxation, and massage sessions at the office, as well as access to corporate discount programs at select universities and fitness centers, among other offerings.

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

Common shares issued under the ESPP may consist of common shares reacquired in open market purchases. On May 29, 2023, we entered into a 10b5-1 repurchase plan with HSBC Securities (USA) Inc., acting as agent for us, for the repurchase of an aggregate of up to 60,000 common shares. The 10b5-1 repurchase plan will expire on March 8, 2024. Such repurchases would be executed by our board of directors pursuant to the authorization granted by the general meeting of shareholders of the Company on May 31, 2019, according to the conditions set forth in article 430-15 of Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Companies Law”). The Company intends to renew the 10b5-1 plan in furtherance of additional future share repurchases for this purpose.

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

Purchase Price; Timing of Purchases

Amounts deducted and accumulated from participant compensation will be used to purchase common shares at the end of each offering period. Under the terms of the ESPP, with respect to participants in the Section 423 ESPP, the purchase price of the shares shall not be less than 90.0% of the lower of the fair market value of a common share on the first trading day of the offering period or on the purchase date. Subject to adjustment as provided by the ESPP and unless otherwise provided by our compensation committee, the purchase price for each offering period shall be 90.0% of the fair market value of a common share on the purchase date.

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

In connection with the plan, the administrator approved the repurchase of up to 100,000 common shares, which number of common shares is automatically increased on the first day of each year for a period of ten years beginning on 2022, in an amount equal to the smallest of: (a) 0.5% of the number of common shares issued and outstanding on the immediately preceding 31 December or (b) 200,000 common shares; that as of the date of this annual report represents an aggregate of 700,000 common shares. Until December 31, 2023, the administrator has repurchased 116,000 common shares, and has delivered 94,745 common shares under the plan.

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

From its adoption until the date of this annual report, we have granted to eligible employees 37,983 SEUs and PSEUs, net of any cancelled and/or forfeited awards. Of the stock-equivalent units granted, 50% were in the form of PSEUs and 50% were in the form of SEUs. There were 28,059 and 57,258 SEUs and PSEUs outstanding as of December 31, 2023 and December 31, 2022, respectively.

E. Share Ownership

Share Ownership

The total number of shares of the Company beneficially owned by our directors and executive officers, as of the date of this annual report, was 1,117,915 (includes common shares subject to options that are currently exercisable or will be exercisable, and/or issuable upon settlement of RSUs that have vested or will vest, within 60 days of February 10, 2024), which represents 2.58% of the total shares of the Company (including common shares subject to options that are currently exercisable within 60 days of February 10, 2024). See table in “Major Shareholders and Related Party Transactions — Major Shareholders.”

Share Options

See “Compensation — Compensation of Board of Directors and Senior Management — 2014 Equity Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of December 31, 2023 by:

•each of our directors and members of senior management individually;
•all directors and members of senior management as a group; and
•each shareholder whom we know to own beneficially more than 5% of our common shares.

As of December 31, 2023, we had 43,241,192 issued and outstanding common shares. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, to receive the economic benefit of ownership of the securities, or has the right to acquire such powers within 60 days. Common shares subject to options, RSUs, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of February 10, 2024 are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. As of February 10, 2024, we had 160 holders of record in the United States with approximately 96% of our issued and outstanding common shares.

	Number	Percent
Martín Migoya (1)	302,474	*
Guibert Englebienne (2)	325,738	*
Martín Umaran (3)	417,321	*
Francisco Álvarez-Demalde (4)	17,002	*
Linda Rottenberg (5)	2,633	*
Philip A. Odeen (6)	152	*
Maria Pinelli (7)	922	*
Andrea Mayumi Petroni Merhy (8)	539	*
Juan Ignacio Urthiague (9)	9,229	*
Patricia Pomies	8,005	*
Yanina Maria Conti (10)	2,093	*
Patricio Pablo Rojo	5,345	*
Wanda Weigert (11)	18,002	*
Diego Tártara	8,460	*

All Directors and Senior Management as a group	1,117,915	2.58%
*Less than 1%
5% or More Shareholders:
T. Rowe Price Associates, Inc. (12)	3,951,741	9.14%
Wasatch Advisors, LP (13)	3,145,883	7.28%
BlackRock, Inc. (14)	2,739,082	6.33%
J.P. Morgan Chase & Co (15)	2,292,516	5.30%

*    Represents beneficial ownership of less than 1%.
(1)Includes 30,500 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable, and 147,040 common shares held by a revocable trust formed under Wyoming law (the “Revocable Migoya Trust Shares”) by Mr. Migoya that was established for the benefit of Mr. Migoya, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Migoya Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 147,040 common shares held by such entity.
(2)Includes 62,500 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable, and 127,166 common shares held by a revocable trust formed under Wyoming law (the “Revocable Englebienne Trust Shares”) by Mr. Englebienne that was established for the benefit of Mr. Englebienne, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Englebienne Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 127,166 common shares held by such entity.
(3)Includes 37,500 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable, and 259,241 common shares held by a revocable trust formed under Wyoming law (the “Revocable Umaran Trust Shares”) by Mr. Umaran that was established for the benefit of Mr. Umaran, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Umaran Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 259,241 common shares held by such entity.
(4)Includes 152 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(5)Includes 152 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(6)Includes 152 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(7)Includes 152 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(8)Includes 152 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(9)Includes 1,500 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(10)Includes 1,000 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.
(11)Includes 15,000 common shares issuable upon exercise of vested options and settlement of RSUs, as applicable.

(12)Based on a Schedule 13G/A filed with the SEC on February 14, 2024, T. Rowe Price Associates, Inc. beneficially owns 3,951,741 of our common shares; has sole voting power with respect to 1,000,129 shares, and sole dispositive power with respect to 3,951,741 shares. T. Rowe Price New Horizons Fund, Inc. reported that it has sole voting power with respect to 2,368,327 shares. The address of T. Rowe Price Associates, Inc. and T. Rowe Price New Horizons Fund, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.
(13)Based on a Schedule 13G/A filed with the SEC on February 9, 2024, Wasatch Advisors, LP beneficially owns 3,145,883 of our common shares, and has sole and dispositive power with respect to all of such shares. The address of Wasatch Advisors, LP's principal business office is 505 Wakara Way, Salt Lake City, UT 84108.
(14)Based on a Schedule 13G/A filed with the SEC on February 2, 2024, BlackRock, Inc. beneficially owns 2,739,082 of our common shares; has sole voting power with respect to 2,645,308 shares, and sole dispositive power with respect to 2,739,082 shares. The address of BlackRock, Inc.'s principal business office is 50 Hudson Yards, New York, NY 10001.
(15)Based on a Schedule 13G filed with the SEC on January 10, 2024, J.P. Morgan Chase & Co. beneficially owns 2,292,516 of our common shares; has sole voting power with respect to 1,947,932 shares, and shared voting power with respect to 15,156 shares. It has sole dispositive power with respect to 2,292,516 shares. The address of J.P. Morgan Chase & Co.´s principal business office is 383 Madison Avenue, New York, NY 10179.

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

In 2018, certain of our non-U.S. subsidiaries became under examination by the U.S. Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States between 2013 and 2015. During the fourth quarter of 2021, the IRS and our subsidiaries have reached a preliminary agreement on the proposed assessments, which would amount to $1.3 million, including applicable interests and penalties. On March 16, 2022, the Company paid $961 in principal and is waiting for final confirmation on the amounts of the applicable interests and penalties to settle this matter definitively.

Between 2010 and 2014, certain of Grupo Assa’s Brazilian subsidiaries were subject to two examinations by the Ministry of Labor (“MTE”) and the Brazilian Internal Revenue Service (“RFB”) in relation to the potential hiring of employees as independent contractors. As a result of such examinations, Grupo Assa's Brazilian subsidiaries are subject to different administrative and judicial proceedings, seeking to collect payment of taxes and social security contributions allegedly owed by the companies, and imposing certain associated fines. Under the equity purchase agreement entered into for the acquisition of Grupo ASSA Worldwide S.A. and its affiliates (collectively, “Grupo Assa”), certain of these proceedings are subject to indemnification provisions from the sellers. As of December 31, 2023, some of the administrative proceedings are still ongoing and some have resulted in judicial proceedings.

In addition to the foregoing, as of December 31, 2023, we are a party to certain other legal proceedings, including tax and labor claims, where the risk of loss is considered possible. In the opinion of our management, the ultimate disposition of such threatened and/or pending matters, either individually or on a combined basis, is not likely to have a material effect on our financial condition, liquidity or results of operations.

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

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, as amended, which are included as Exhibit 1.1 to this Annual Report, and applicable Luxembourg law, including Luxembourg Companies Law.

General

We are a Luxembourg joint stock company (société anonyme) and our legal name is "Globant S.A." We were incorporated on December 10, 2012. We are registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés de Luxembourg) under number B 173 727 and have our registered office at 37A Avenue J.F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg.

Share Capital

As of December 31, 2023, our issued share capital was $51,889,430.40, represented by 43,241,192 common shares with a nominal value of $1.20 each, of which 154,910 were treasury shares held by us.

We had an authorized share capital, excluding the issued share capital, of $4,168,863.60, consisting of 3,474,053 common shares with a nominal value of $1.20 each.

Our shareholders' meeting has authorized our board of directors to issue common shares within the limits of the authorized share capital at such time and on such terms as our board of directors may decide during a period ending on the fifth anniversary of the extraordinary general meeting of shareholders held on April 19, 2023, which may be renewed. Accordingly, as of December 31, 2023, our board of directors may issue up to 3,474,053 common shares.

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

Issuance of Common Shares

Pursuant to Luxembourg Companies Law, the issuance of common shares requires the amendment of our articles of association by the approval of two-thirds of the votes at a quorate extraordinary general shareholders' meeting; provided, however, that the general meeting may approve an increase in the authorized share capital and authorize our board of directors to issue common shares up to the maximum amount of such authorized unissued share capital for a five year period beginning either on the date of the relevant general meeting or the date of publication in the RESA of the minutes of the relevant general meeting approving such authorization. The general meeting may amend or renew such authorized share capital and such authorization of our board of directors to issue common shares.

As of December 31, 2023, we had an authorized share capital, excluding the issued share capital, of $4,168,836.60 and our board of directors was authorized to issue up to 3,474,053 common shares (subject to stock splits, consolidation of common shares or like transactions) with a nominal value of $1.20 per common share.

Our articles of association provide that no fractional shares will be issued or exist.

Pre-emptive Rights

Unless limited, waived or canceled by our board of directors in the context of the authorized share capital or pursuant to a decision of an extraordinary general meeting of shareholders issued in accordance with the provisions of the articles of association relating to amendments thereof, holders of our common shares have a pro rata pre-emptive right to subscribe for any new common shares issued for cash consideration. Our articles of association provide that pre-emptive rights can be waived, suppressed or limited by our board of directors for a period ending on the fifth anniversary of the date of extraordinary general meeting of shareholders held on April 19, 2023, which period therefore ends on April 19, 2028, in the event of an increase of the issued share capital by our board of directors within the limits of the authorized share capital.

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

On May 31, 2019, the general meeting of shareholders, according to the conditions set forth in article 430-15 of Luxembourg Companies Law, granted our board of directors the authorization to repurchase up to a maximum number of shares representing 20% of the share capital for a net purchase price being (i) no less than 50% of the lowest stock price and (ii) no more than 50% above the highest stock price, the stock price in all cases being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our board of directors, within the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction). The authorization is valid for a period ending five years from the date of the general meeting or the date of period´s renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, our board of directors is authorized to acquire and sell our common shares under the conditions set forth in the minutes of such general meeting of shareholders. Such purchases and sales may be carried out for any purpose authorized by the general meeting of Globant S.A.

On May 29, 2023, we entered into a 10b5-1 repurchase plan with HSBC Securities (USA) Inc., acting as agent for the Company, for the repurchase of an aggregate of up to 60,000 common shares in four windows, starting on July 18th, 2023 and ending on March 5th, 2024. The repurchase plan will expire on March 8, 2024.

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

The convening of, and attendance to, our general meetings is subject to the provisions of the Luxembourg Companies Law.

General meetings of shareholders will be convened in accordance with the provisions of our articles of association and the Luxembourg Companies Law and the requirement of any stock exchange on which our shares are listed. The Luxembourg Companies Law provides -inter alia- that convening notices for every general meeting will contain the agenda and must take the form of announcements filed with the register of commerce and companies, published on the RESA, and published in a Luxembourg newspaper at least 15 days before the meeting. As all our common shares are in registered form, we may decide to send the convening notice only by registered mail to the registered address of each shareholder no less than eight days before the meeting. In that case, the legal requirements regarding the publication of the convening notice in the RESA and in a Luxembourg newspaper do not apply.

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

Ordinary Resolutions. Pursuant to our articles of association and the Luxembourg Companies Law, ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution at a general meeting. Abstentions and nil votes will not be taken into account.

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

Pursuant to Luxembourg Companies Law and our articles of association, for an extraordinary resolution to be considered at a general meeting, the quorum must be at least 50% of our issued share capital. Any extraordinary resolution will be adopted at a quorate general meeting (unless otherwise required by law) upon a two-thirds majority of the votes validly cast on such resolution. If the quorum of 50% is not reached at this meeting, a second general meeting may be convened, in which no quorum is required, and may approve the resolution at a majority of two-third of votes validly cast.

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

On October 3, 2023, our board of directors established the position of lead independent director and adopted the Lead Independent Director Charter, which governs the lead independent director authority, responsibilities and duties. The charter provides that, in circumstances where the chairman of the board of directors is not independent, the members of the board of directors may resolve to appoint from among the independent directors a lead independent director.

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

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Equinity Trust Company LLC (formerly known as American Stock Transfer & Trust Company, LLC), with an address at 6201 15th Avenue Brooklyn, New York, NY 11219.

Our common shares are listed on the NYSE under the symbol "GLOB".

C. Material Contracts

On May 31, 2023, Globant LLC, a U.S. subsidiary of the Company, entered into a Fourth Amended and Restated Credit Agreement, by and among certain financial institutions listed therein, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender (the “Fourth A&R Credit Agreement”). The Fourth A&R Credit Agreement amends and restates that certain Third Amendment and Restated Credit Agreement dated June 2, 2022. The Fourth A&R Credit Agreement increases the term loan commitment to $725 million and the revolving commitment to $350 million. The maturity date of each loan is May 30, 2028.

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
The taxable profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective maximum rate of 18.2% as from 2023 (inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which the company is located (6.8% in the City of Luxembourg). The maximum aggregate CIT and MBT rate consequently amounts to 24.9% as from 2023 for companies located in the City of Luxembourg.
Dividends and other payments derived from shares by the company are subject to income taxes, unless the conditions of the participation exemption regime, as described below, are satisfied.
A tax credit is generally granted for withholding taxes levied at source within the limit of the tax payable in Luxembourg on such income, whereby any excess withholding tax is not refundable.
Under the participation exemption regime (subject to the relevant anti-abuse rules), dividends derived from shares may be exempt from income tax if (i) the distributing company is a qualified subsidiary ("Qualified Subsidiary") and (ii) at the time the dividend is put at the company's disposal, the company has held or commits itself to hold for an uninterrupted period of at least 12 months shares representing a direct participation in the share capital of the Qualified Subsidiary (i) of at least 10% or (ii) of an acquisition price of at least EUR 1.2 million. A Qualified Subsidiary means (a) a Luxembourg resident fully-taxable company limited by share capital (société de capitaux), (b) a company covered by Article 2 of the Council Directive 2011/96/EU of November 30, 2011 as amended (the "EU Parent-Subsidiary Directive") or (c) a non-resident company limited by share capital (société de capitaux) liable to a tax corresponding to Luxembourg CIT. Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. The exemption does not apply to income covered by the EU Parent-Subsidiary Directive, which is derived from a participation held directly in the capital of a company that is a resident of another EU Member State and covered by the EU Parent-Subsidiary Directive, to the extent that they are deductible in that EU Member State.

If the conditions of the participation exemption regime are not met, dividends derived by the company from subsidiaries may be exempt for 50% of their gross amount if they are received from (i) a Luxembourg resident fully-taxable company limited by share capital, or (ii) a company limited by share capital resident in a State with which the Grand Duchy of Luxembourg has concluded a double tax treaty and liable to a tax corresponding to Luxembourg CIT, or (iii) a company resident in a EU Member State and covered by Article 2 of the EU Parent-Subsidiary Directive.

Capital gains realized by the company on shares are subject to CIT and MBT at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on shares of a Qualified Subsidiary may be exempt from CIT and MBT at the level of the company if at the time the capital gain is realized, the company has held or commits itself to hold for an uninterrupted period of at least 12 months shares representing a direct participation in the share capital of the Qualified Subsidiary (i) of at least 10% or (ii) of an acquisition price of at least EUR 6 million. Taxable gains are defined as being the difference between the price for which shares have been disposed of and the lower of their cost or book value.

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
A withholding tax exemption may apply under the participation exemption (subject to the relevant anti-abuse rules) if cumulatively (i) the holder of our shares is an eligible parent (an "Eligible Parent") and (ii) at the time the income is made available, the holder of our shares has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of our share capital or a direct participation of an acquisition price of at least EUR 1.2 million (or an equivalent amount in another currency). Holding a participation through an entity treated as tax transparent from a Luxembourg income tax perspective is deemed to be a direct participation in proportion to the net assets held in this entity. An Eligible Parent includes (a) a company covered by Article 2 of the EU Parent-Subsidiary Directive or a Luxembourg permanent establishment thereof, (b) a company resident in a State having a double tax treaty with Luxembourg and subject to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof, (c) a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than an EU Member State and liable to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof or (d) a Swiss company limited by share capital (société de capitaux) which is effectively subject to corporate income tax in Switzerland without benefiting from an exemption.
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
This difference in treatment was recently analyzed by the Luxembourg Constitutional Court, that ruled on November 10, 2023 that such differentiation is not compatible with the constitutional principle of equality. Pending legislative reform, the taxpayers concerned will be subject to the MNWT of EUR 1,605 when their total balance sheet is between EUR 350,000 and EUR 2,000,000, instead of the fixed MNWT of EUR 4,815.
Other taxes

The issuance of our common shares and any other amendment of our articles of association are currently subject to a EUR 75 fixed registration duty. The disposal of our common shares is not subject to a Luxembourg registration tax or stamp duty, unless recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.
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

Under the participation exemption regime, dividends derived from our common shares may be exempt from CIT and MBT at the level of the holder of our common shares if cumulatively (i) the holder of our common shares is a Luxembourg-resident, fully-taxable company and (ii) at the time the dividend is put at the holder of our common shares' disposal, the holder of our common shares has held or commits itself to hold for an uninterrupted period of at least 12 months a qualified shareholding ("Qualified Shareholding"). A Qualified Shareholding means common shares representing a direct participation of at least 10% in the share capital of the company or a direct participation in the company of an acquisition price of at least EUR 1.2 million (or an equivalent amount in another currency). Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Common shares held through a tax-transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Capital gains realized by a Luxembourg-resident, fully-taxable company on our common shares are subject to CIT and MBT at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on our common shares may be exempt from income tax at the level of the holder of our common shares if cumulatively (i) the holder of our common shares is a Luxembourg fully-taxable corporate resident and (ii) at the time the capital gain is realized, the holder of our common shares has held or commits itself to hold for an uninterrupted period of at least 12 months our common shares representing a direct participation in the share capital of the company of at least 10% or a direct participation in the company of an acquisition price of at least EUR 6 million (or an equivalent amount in another currency). Taxable gains are determined as being the difference between the price for which our common shares have been disposed of and the lower of their cost or book value.

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
Under the participation exemption regime, capital gains realized on our common shares may be exempt from income tax if (i) our common shares are attributable to a Qualified Permanent Establishment and (ii) at the time the capital gain is realized, the Qualified Permanent Establishment has held or commits itself to hold, for an uninterrupted period of at least 12 months, our common shares representing a direct participation in the share capital of the company of at least 10% or a direct participation in the company of an acquisition price of at least EUR 6 million (or an equivalent amount in another currency). Taxable gains are determined as being the difference between the price for which our common shares have been disposed of and the lower of their cost or book value.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display

As a foreign private issuer, we are subject to periodic reporting and other informational requirements of the Exchange Act as applicable. Accordingly, we are required to file reports, including this annual report on Form 20-F, and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, and are not required to disclose certain detailed information regarding executive compensation that is required from United States domestic issuers. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently as companies that are not foreign private issuers whose securities are registered under the Exchange Act. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act that require the furnishing of proxy statements to shareholders, and our senior management, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our consolidated financial statements are prepared in conformity with IFRS Accounting Standards, as issued by the IASB. We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see note 29 to our consolidated financial statements included elsewhere herein.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

a) Disclosure Controls and Procedures

As of December 31, 2023, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were effective as of December 31, 2023.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of this assessment, our management has determined that our internal control over financial reporting was effective as of December 31, 2023.

Our management has excluded ExperienceIT LLC, Python Bidco S.A.S. (referred to as “Pentalog”), GUT Agency Ltd and Iteris Holding Ltda., from its assessment of internal control over financial reporting as of December 31, 2023 because they were acquired by the Company in purchase business combinations during 2023. In aggregate, the entities incorporated as business combinations constitute 3.9% of our consolidated assets and 4.2% of consolidated revenues as of and for the year ended December 31, 2023.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees for the services provided by our auditor, Price Waterhouse & Co. S.R.L. for the years 2023 and 2022, classified by type of service rendered for the periods indicated, in thousands of dollars:

	2023	2022

	($ in thousands)
Audit Fees (1)	$1,708	$1,569
Audit Related Fees (2)	84	53
Tax Fees (3)	—	—
All Other Fees (4)	—	—
Total	1,792	1,622

(1)"Audit Fees" includes fees for professional services rendered by the principal accountant in connection with the audit of the annual financial statements, certain procedures regarding our quarterly financial results, revisions of purchase price allocations related to acquisitions and services in connection with statutory and regulatory filings.
(2)“Audit Related Fees” includes fees for professional services rendered by the principal accountant and not included under the prior category. These services include, among others, fees relating to the issuance of limited assurance and other review reports in connection with our offering of securities.
(3)"Tax Fees" includes fees for professional services rendered by the principal accountant for tax compliance, advice and planning.
(4)"All Other Fees" includes fees for products and services provided by the principal accountant, other than Audit Fees and Audit-Related Fees.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On May 31, 2019, our shareholders at the annual general meeting, according to the conditions set forth in article 430-15 of Luxembourg Companies Law, granted our board of directors the authorization to repurchase up to a maximum number of shares representing 20% of the share capital for a net purchase price that is (i) no less than 50% of the lowest common share price and (ii) no more than 50% above the highest common share price, in each case, such common share price being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our board of directors, over the ten trading days preceding the date of the purchase (or, as the case may be, the date of the commitment to the transaction). The authorization is valid for a period ending five years from the date of the 2019 general meeting (i.e., May 31, 2024) unless renewed by the decision of a general meeting of shareholders of the Company. Pursuant to such authorization, our board of directors is authorized to acquire and sell our common shares under the conditions set forth in the minutes of such general meeting of shareholders. Such purchases and sales may be carried out for any purpose authorized by the general meeting of shareholders of Globant S.A.

On June 13, 2022, we entered into a 10b5-1 repurchase plan (the “2022 10b5-1 Plan”) with HSBC Securities (USA) Inc., acting as agent for the Company, for the repurchase of an aggregate of up to 50,000 common shares. The 2022 10b5-1 Plan expired on March 8, 2024. As of December 31, 2022, 37,500 common shares were purchased by the Company under the 2022 10b5-1 Plan.

On May 29, 2023, we entered into a 10b5-1 repurchase plan (the "2023 10b5-1 Plan", and together with the 2022 10b5-1 Plan, the "10b5-1 Plans") with HSBC Securities (USA) Inc., acting as agent for the Company, for the repurchase of an aggregate of up to 60,000 common shares in four windows, starting on July 18th, 2023 and ending on March 5th, 2024. The 2023 10b5-1 Plan will expire on March 8, 2024.

The following table reports purchases of Globant common shares by the Company during the year ended December 31, 2023 that were made under the 10b5-1 Plans.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased under the Plans or Programs

January 1 to January 31, 2023	—	—	—	72,500
February 1 to February 28, 2023	—	—	—	72,500
March 1 to March 31, 2023(1)	12,500	169.33	12,500	60,000
April 1 to April 30, 2023	—	—	—	60,000
May 1 to May 31, 2023	—	—	—	60,000
June 1 to June 30, 2023	—	—	—	60,000
July 1 to July 31, 2023 (2)	15,000	197.93	15,000	45,000
August 1 to August 31, 2023 (3)	15,000	181.60	15,000	30,000
September 1 to September 30, 2023	—	—	—	30,000
October 1 to October 31, 2023	—	—	—	30,000
November 1 to November 30, 2023	—	—	—	30,000
December 1 to December 31, 2023	—	—	—	30,000
Total	42,500	183.75	42,500	30,000

(1)    On March 7, 2023, the Company repurchased 12,500 of its common shares under the 2022 10b5-1 Plan. These shares are held in treasury in order to facilitate the fulfillment of the deliveries under the ESPP and other releases under the 2014 Equity Incentive Plan.
(2)    On July 18, 2023, the Company repurchased 15,000 of its common shares under the 2023 10b5-1 Plan. These shares are held in treasury in order to facilitate the fulfillment of the deliveries under the ESPP and other releases under the 2014 Equity Incentive Plan.
(3)    On August 22, 2023, the Company repurchased 15,000 of its common shares under the 2023 10b5-1 Plan. These shares are held in treasury in order to facilitate the fulfillment of the deliveries under the ESPP and other releases under the 2014 Equity Incentive Plan.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

Corporate Governance Practices

Our corporate governance practices are governed by Luxembourg law (particularly the law of August 10th, 1915 on commercial companies as amended) and our articles of association.

As a Luxembourg company listed on the NYSE, we are not required to comply with all of the corporate governance listing standards of the NYSE for U.S. listed companies. However, we believe that our corporate governance practices meet, in all material respects, the corporate governance standards that are generally required by the NYSE for U.S. listed companies. Below is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for listed U.S. companies by the NYSE (although our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed in this document).

Majority of Independent Directors

Under NYSE standards, U.S. listed companies must have a majority of independent directors. There is no legal requirement under Luxembourg law to have a majority of independent directors on the board of directors.

Non-management Directors’ Meetings

Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, an executive session including only independent directors should be held at least once per year. Luxembourg law does not require holding such meetings. For additional information, see “Directors, Senior Management and Employees - Directors and Senior Management.”

Audit Committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Luxembourg law also provides for an audit committee and related rules. Our articles of association provide that the board of directors may establish an audit committee. The board of directors has established an audit committee and has appointed Mses. Pinelli and Rottenberg and Mr. Odeen, with Mr. Odeen serving as the chairman of our audit committee and Ms. Pinelli serving as the audit committee financial expert (as currently defined under applicable SEC rules). Each of Mses. Pinelli and Rottenberg and Mr. Odeen satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well as under Rule 10A-3 under the Exchange Act. For additional information, see “Directors, Senior Management and Employees — Board Practices”.

Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members must have experience in accounting or financial administration. In addition, if a member of the audit committee simultaneously serves on the audit committees of more than three public companies, then the board must determine whether the simultaneous service would impair the ability of such member to effectively serve on the listed company’s audit committee, and must publicly disclose its determination. Under Luxembourg law, at least one member of the audit committee must be financially literate and the committee members as a whole must have competence relevant to the sector in which the company is operating.

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

Concurrently with the appointment of Ms. Linda Rottenberg as lead independent director and a member of the audit committee, Ms. Rottenberg resigned as member of the corporate governance and nominating committee. Her vacancy in the corporate governance and nominating committee will be filed as soon as possible after our next annual general meeting. The current members of our corporate governance and nominating committee are Mr. Álvarez-Demalde and Ms. Mayumi Petroni Merhy, with Mr. Alvarez Demalde serving as chairman. Each of Mr. Álvarez-Demalde and Ms. Mayumi Petroni Merhy satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE. For additional information, see “Directors, Senior Management and Employees — Board Practices”.

Compensation Committee

The NYSE requires that a listed U.S. company have a compensation committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee.

Mr. Richard Haythornthwaite resigned as a director of the Company and member of the compensation committee effective as of September 30, 2023. Mr. Haythornthwaite vacancy in the compensation committee will be filled as soon as a new director is appointed to fill Mr. Haythornthwaite vacancy in the board of directors. The current members of our compensation committee are Messrs. Odeen and Álvarez-Demalde, with Mr. Odeen serving as chairman. Each of Messrs. Odeen and Álvarez-Demalde satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE. For additional information, see “Directors, Senior Management and Employees—Board Practices”.

Shareholder Voting on Equity Compensation Plans

Under NYSE standards, shareholders of U.S. listed companies must be given the opportunity to vote on equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. Neither Luxembourg Companies Law nor our articles of incorporation require shareholder approval of equity based compensation plans. Luxembourg law only requires approval of the board of directors for the adoption of equity based compensation plans.

Code of Business Conduct and Ethics

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Effective as of July 23, 2014, we adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. On January 26, 2022, our board of directors approved and adopted the 2022 Code of Ethics, which became effective on March 1, 2022. The 2022 Code of Ethics introduced new important topics, including, but not limited to, anti-money laundering provisions, protection of Globant's image and proper use of social media, third party's audits and government investigations and matters of integration and diversity. A copy of that code, as amended, is available on our website at www.globant.com.

Chief Executive Officer Certification

A chief executive officer of a U.S. company listed on NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, our chief executive officer is not required to provide NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, our chief executive officer must promptly notify NYSE in writing after any of our executive officers becomes aware of any noncompliance with any applicable provision of NYSE's corporate governance standards. In addition, we must submit an executed written affirmation and an interim written affirmation annually to the NYSE each time a change occurs to the board or the audit committee.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of assessing, identifying and managing material risks associated with cybersecurity threats, as such term is defined in Item 16K of Form 20-F. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy and security laws.

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through a multi-faceted approach, including third party assessments, IT security, governance, risk and compliance reviews. To defend, detect and respond to cybersecurity incidents, we, among other things: conduct proactive privacy and cybersecurity assessments of systems, network and applications, audit applicable data policies, manage intrusion detection and prevention systems and network access controls, perform penetration testing using external third-party tools and techniques to test security controls, focus on securing our applications and software, conduct employee training, implement secure coding practices, monitor emerging laws and regulations related to data protection and information security (including our consumer products) and implement appropriate changes. Teams of dedicated privacy, safety and security professionals oversee cybersecurity risk management and mitigation, incident prevention, detection and remediation. These teams include Globant Information Security Team (“GIST”) and Application & Infrastructure Security and Incident Response Team (the “Incident Response Team”).

As part of our cybersecurity risk management system, GIST tracks and logs privacy and security incidents across Globant, our vendors, and other third-party service providers to remediate and resolve any such incidents. Such incidents are assigned a severity score and classified as a “Cyber Security Incident” if the incident jeopardizes the confidentiality, integrity or availability of our information systems or any information residing therein. Significant incidents are reviewed regularly by the Incident Response Team to determine whether further escalation is appropriate. The Incident Response Team will also develop a remediation plan, perform forensic analyses and track incident metrics to improve the situation.

Any incident assessed as potentially being or potentially becoming material is automatically escalated for further assessment to the members of our Disclosure Committee, which is comprised of our chief financial officer, chief accounting officer, general counsel, head of internal audit and SOX compliance, head of investors relations division and compliance manager. In addition, we consult with outside counsel as appropriate, including on materiality analyses and disclosure matters. Our senior management apprises Globant’s independent public accounting firm of matters and any relevant developments.

The foregoing processes have been incorporated into Globant’s internal control matrix to, among others, (a) secure effective control over disclosure relating to cybersecurity matters, (b) include proper proceedings to review, record and classify cybersecurity incidents, and (c) ensure adequate Board oversight.

While we have experienced cybersecurity incidents in the past, as of the date of this annual report, we have not suffered any cybersecurity incident determined to have had material effects on our business strategy, operational results, or financial situation. However, any significant disruption to our service or access to our systems could result in a loss of customers and adversely affect our business and results of operation. Further, a penetration of our systems or a third-party’s systems or other misappropriation or misuse of personal information could subject us to business, regulatory, litigation and reputation risk, which could have a negative effect on our business, financial condition and results of operations. For further information on whether and how risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, see “Risk Factors -If our computer systems or data, or our service providers’ systems or data, are subject to security incidents or breaches, or if any of our employees misuses or misappropriates data, it may disrupt our operations, and we may face reputational damage, lose clients and revenues, or incur losses.”

Governance

Our Audit Committee has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and internal control risks, and it reports any findings and recommendations, as appropriate, to the full Board for consideration. In that capacity, our Audit Committee conducts periodic reviews of, and holds meetings with senior management to discuss, technology and cybersecurity risks and the risk assessment and risk management policies, practices, programs and/or procedures that we have adopted to monitor, control, mitigate and manage such risks.

Each quarter, the Incident Response Team prepares a report on cybersecurity incidents, risks, mitigation actions and strategy (the “Cybersecurity Report”). The Cybersecurity Report is presented by our chief information officer to our Audit Committee on a quarterly basis and to the Board on a semiannual basis. The full Board also receives periodic reports from the Chief Information Officer and the Audit Committee relating to the Company’s cybersecurity.

Since 2013, Globant certified ISO 27001, a standard that provides a model for establishing, implementing, operating, monitoring, reviewing, maintaining, and improving an information security management system (ISMS). The process of certifying ISO 27001 ensures that ISMS is under explicit management control. In 2016, we migrated successfully to the ISO 27001:2013.

Our chief information officer has over 20 years of industry experience, including leading CloudOps and cybersecurity services and serving as CloudOps & Cybersecurity Studio Partner at Globant. Further, our security officer manager has more than 20 years of experience working in cybersecurity and infrastructure, specializing in military frameworks for cyber threat intelligence and cyber war, and currently leads our Offensive and Defensive security teams. Team members who support our information security program have relevant educational and industry experience, including holding similar positions at large technology companies.

PART III.

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit No.	Description
1.1	Amended Articles of Association, dated February 29, 2024.
2.1	Description of Capital Stock.
4.1	Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on May 28, 2014.
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

4.11
Fourth Amended and Restated Credit Agreement, dated May 31, 2023, by and among Globant, LLC, as borrower, HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender, and certain financial institutions listed therein.

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

4.17
Underwriting Agreement, dated May 25, 2021, by and among the Company and Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., as representatives of the underwriters named therein; incorporated by reference to Exhibit 4.17 to the Registrant's Annual Report on Form 20-F (sec File No.001-36535), filed with the SEC on February 28, 2022.

4.18	Globant S.A. 2021 Employee Stock Purchase Plan; incorporated by reference to Exhibit 99.1 of the Registrant’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on March 1, 2021.
8.1	List of Subsidiaries.
12.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Juan Ignacio Urthiague, Chief Financial Officer of Globant, S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of Juan Ignacio Urthiague, Chief Financial Officer of Globant, S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
15.1	Consent of Price Waterhouse & Co. S.R.L.
97.1	Policy for Recovery of Erroneously Awarded Incentives-Based Compensation.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*    Portions of this document (indicated by “[***]”) have been omitted because they are both not material and are the type that Globant S.A. treats as private and confidential.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 29, 2024

GLOBANT S.A.
By:	/s/ Juan Ignacio Urthiague

Name:	Juan Ignacio Urthiague
Title:	Chief Financial Officer

GLOBANT S.A.

Globant S.A.

Consolidated Financial Statements as of December 31, 2023 and December 31, 2022 and for each of the three years in the period ended December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Globant S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Globant S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Experience IT LLC, Python Bidco S.A.S. (referred to as “Pentalog”), GUT Agency Ltd and Iteris Holding Ltda. from its assessment of internal control over financial reporting as of December 31, 2023 because they were acquired by the Company in purchase business combinations during 2023. We have also excluded Experience IT LLC, Pentalog, GUT Agency Ltd and Iteris Holding Ltda. from our audit of internal control over financial reporting. Experience IT LLC, Pentalog, GUT Agency Ltd and Iteris Holding Ltda. are consolidated subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting collectively represent approximately 3.9% and 4.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023.

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

Acquisition of Pentalog – Valuation of Customer Relationships

As described in Notes 4 and 26 to the consolidated financial statements, on July 20, 2023, the Company completed the acquisition of Pentalog for net consideration of $182.0 million. Of the acquired intangible assets, $22.4 million of customer relationships were recorded. Fair value is estimated by management using a multi-period excess earnings method for customer relationships. Management’s cash flow projections for the intangible assets acquired included significant judgments and assumptions relating to revenue growth rates, customer attrition rates, and discount rates for customer relationships.

The principal considerations for our determination that performing procedures relating to the valuation of customer relationships acquired in the acquisition of Pentalog is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the customer relationships; (ii) a high degree of auditor judgment subjectivity, and effort performing procedures and evaluating management’s significant assumptions related to revenue growth rates, customer attrition rates and discount rates for customer relationships; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the customer relationships. These procedures also included, among others, (i) reading the purchase agreement; (ii) testing management’s process for developing the fair value estimate of the customer relationships; and (iii) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, customer attrition rates and discount rates for customer relationships. Evaluating management’s assumptions related to revenue growth rates for customer relationships involved considering (i) the current and past performance of the Pentalog businesses; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness multi-period excess earnings and (ii) the reasonableness of the discount rate assumption for customer relationships.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Reinaldo Sergio Cravero (Partner)
Autonomous City of Buenos Aires, Argentina
February 29, 2024

We have served as the Company’s auditor since 2020.

GLOBANT S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2023	2022	2021

Revenues	5	2,095,939	1,780,243	1,297,078
Cost of revenues	6.1	(1,340,178)	(1,110,848)	(802,090)
Gross profit		755,761	669,395	494,988

Selling, general and administrative expenses	6.2	(537,075)	(456,324)	(343,004)
Net impairment losses on financial assets	13	(18,808)	(6,364)	(7,551)
Other operating income and expenses, net		(916)	—	—
Profit from operations		198,962	206,707	144,433

Finance income	7	4,777	2,832	652
Finance expense	7	(23,753)	(16,552)	(12,708)
Other financial results, net	7	11,342	173	(3,923)
Financial results, net		(7,634)	(13,547)	(15,979)

Share of results of investment in associates	12.2	89	119	(233)

Other income and expenses, net	8	6,602	(395)	(3,369)
Profit before income tax		198,019	192,884	124,852

Income tax	9.1	(39,511)	(43,405)	(28,497)
Net income for the year		158,508	149,479	96,355

Other comprehensive income (loss) net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations		(16,721)	(21,770)	(3,733)
- Net change in fair value on financial assets measured at FVOCI		119	(107)	1
- Gains and losses on cash flow hedges		9,327	(3,171)	11
Total comprehensive income for the year		151,233	124,431	92,634

Net income attributable to:
Owners of the Company		158,538	148,891	96,065
Non-controlling interest		(30)	588	290
Net income for the year		158,508	149,479	96,355

Total comprehensive income for the year attributable to:
Owners of the Company		148,732	123,044	92,344
Non-controlling interest		2,501	1,387	290
Total comprehensive income for the year		151,233	124,431	92,634

GLOBANT S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2023	2022	2021

Earnings per share
Basic	10	3.72	3.55	2.35
Diluted	10	3.64	3.47	2.28
Weighted average of outstanding shares (in thousands)
Basic	10	42,601	41,929	40,940
Diluted	10	43,594	42,855	42,076

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2023 AND 2022
(in thousands of U.S. dollars)

		As of December 31,
	Notes	2023	2022
ASSETS
Current assets
Cash and cash equivalents	11	307,223	292,457
Investments	12.1	16,070	48,408
Trade receivables	13	499,283	424,810
Other assets	17	31,753	15,197
Other receivables	14	54,786	70,212
Other financial assets	18	15,418	6,529
Total current assets		924,533	857,613

Non-current assets
Investments	12.1	1,833	1,513
Other assets	17	4,088	10,657
Other receivables	14	26,475	21,141
Deferred tax assets	9.2	60,777	41,982
Investment in associates	12.2	1,426	1,337
Other financial assets	18	34,864	34,978
Property and equipment	15	162,736	161,733
Intangible assets	16	235,540	182,572
Right-of-use asset	28	119,400	147,311
Goodwill	26.4	1,163,683	734,952
Total non-current assets		1,810,822	1,338,176
TOTAL ASSETS		2,735,355	2,195,789

LIABILITIES
Current liabilities
Trade payables	19	124,545	89,397
Payroll and social security taxes payable	20	221,843	203,819
Borrowings	21	156,916	2,838
Other financial liabilities	18	81,504	59,316
Lease liabilities	28	47,852	37,681
Tax liabilities	22	33,229	23,454
Income tax payable		11,287	11,276
Other liabilities		896	808
Total current liabilities		678,072	428,589

Non-current liabilities
Trade payables	19	2,981	5,445
Borrowings	21	2,191	861
Other financial liabilities	18	163,318	78,055
Lease liabilities	28	70,884	97,457
Deferred tax liabilities	9.2	9,706	11,291
Payroll and social security taxes payable	20	5,139	4,316
Contingent liabilities	23	16,448	13,615
Total non-current liabilities		270,667	211,040
TOTAL LIABILITIES		948,739	639,629

Capital and reserves
Issued capital		51,705	50,724
Additional paid-in capital		1,022,918	950,520
Other reserves		(42,048)	(32,242)
Retained earnings		697,089	538,551
Total equity attributable to owners of the Company		1,729,664	1,507,553
Non-controlling interests		56,952	48,607
Total equity		1,786,616	1,556,160
TOTAL EQUITY AND LIABILITIES		2,735,355	2,195,789
The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non-controlling interests	Total
Balance at January 1, 2021	39,884,788	47,861	541,157	293,595	(2,895)	221	879,939	—	879,939
Issuance of shares under share-based compensation plan (see note 30.1)	449,078	539	27,065	—	—	—	27,604	—	27,604
Issuance of shares under ESPP plan (note 25.4)	7,453	9	2,331	—	—	—	2,340	—	2,340
Issuance of shares under subscription agreement (see note 30.1)	38,879	47	9,074	—	—	—	9,121	—	9,121
Equity settled deferred consideration ( note 26)	—	—	2,152	—	—	—	2,152	—	2,152
Common shares issued pursuant to the May 2021 public offering (see note 30.2)	1,380,000	1,656	284,551	—	—	—	286,207	—	286,207
Share-based compensation plan (see note 25)	—	—	29,209	—	—	—	29,209	—	29,209
Repurchase of shares (note 25.4)	(27,000)	(32)	(7,224)	—	—	—	(7,256)	—	(7,256)
Non-controlling interest arising on a business combination (note 26)	—	—	—	—	—	—	—	2,648	2,648
Put option over non-controlling interest (note 3.13.3)	—	—	(16,285)	—	—	—	(16,285)	—	(16,285)
Other comprehensive income (loss) for the year	—	—	—	—	(3,733)	12	(3,721)	—	(3,721)
Net income for the year	—	—	—	96,065	—	—	96,065	290	96,355
Balance at December 31, 2021	41,733,198	50,080	872,030	389,660	(6,628)	233	1,305,375	2,938	1,308,313

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve and cash flow hedge reserve	Attributable to owners of the Parent	Non-controlling interests	Total
Balance at January 1, 2022	41,733,198	50,080	872,030	389,660	(6,628)	233	1,305,375	2,938	1,308,313
Issuance of shares under share-based compensation plan (see note 30.1)	360,680	433	35,641	—	—	—	36,074	—	36,074
Issuance of shares under ESPP plan (note 25.4)	39,136	47	8,934	—	—	—	8,981	—	8,981
Issuance of shares under subscription agreement (see note 30.1)	183,145	220	35,636	—	—	—	35,856	—	35,856
Share-based compensation plan (see note 25)	—	—	6,605	—	—	—	6,605	—	6,605
Repurchase of shares (note 25.4)	(46,500)	(56)	(9,260)	—	—	—	(9,316)	—	(9,316)
Put option over non-controlling interest (note 3.13.3)	—	—	934	—	—	—	934	(934)	—
Non-controlling interest arising on a business combination (note 26)	—	—	—	—	—	—	—	45,216	45,216
Other comprehensive income (loss) for the year	—	—	—	—	(21,770)	(3,278)	(25,847)	799	(25,048)
Net income for the year	—	—	—	148,891	—	—	148,891	588	149,479
Balance at December 31, 2022	42,269,659	50,724	950,520	538,551	(28,398)	(3,045)	1,507,553	48,607	1,556,160

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve and cash flow hedge reserve	Attributable to owners of the Parent	Non-controlling interest	Total
Balance at January 1, 2023	42,269,659	50,724	950,520	538,551	(29,197)	(3,045)	1,507,553	48,607	1,556,160
Issuance of shares under share-based compensation plan (see note 30.1)	407,233	489	47,471	—	—	—	47,960	—	47,960
Issuance of shares under ESPP plan (note 25.4)	48,130	58	9,155	—	—	—	9,213	—	9,213
Issuance of shares under subscription agreement (see note 30.1)	403,760	485	72,441	—	—	—	72,926	—	72,926
Share-based compensation plan (see note 25)	—	—	27,726	—	—	—	27,726	—	27,726
Repurchase of shares (note 25.4)	(42,500)	(51)	(11,472)	—	—	—	(11,523)	—	(11,523)
Put option over non-controlling interest (note 3.13.3)	—	—	(72,923)	—	—	—	(72,923)	(2,169)	(75,092)
Non-controlling interest arising on a business combination (note 26)	—	—	—	—	—	—	—	8,013	8,013
Other comprehensive income (loss) for the year	—	—	—	—	(19,252)	9,446	(9,806)	2,531	(7,275)
Net income for the year	—	—	—	158,538	—	—	158,538	(30)	158,508
Balance at December 31, 2023	43,086,282	51,705	1,022,918	697,089	(48,449)	6,401	1,729,664	56,952	1,786,616

(1) All shares are issued, authorized and fully paid. Each share is issued at a nominal value of $1.20 per share and entitles to one vote.

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(in thousands of U.S. dollars)

	For the year ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net income for the year	158,508	149,479	96,355
Adjustments to reconcile net income for the year to net cash flows from operating activities:
Share-based compensation expense	72,941	60,251	37,031
Current income tax (note 9.1)	74,454	44,756	53,319
Deferred income tax (note 9.1)	(34,943)	(1,351)	(24,822)
Depreciation of property and equipment (note 15)	32,760	25,324	19,799
Depreciation of right-of-use assets (note 28)	39,982	35,244	23,833
Amortization of intangible assets (note 16)	67,119	47,365	36,654
(Reversal)/Impairment of intangible assets (note 16)	(822)	1,017	80
Net impairment losses on financial assets	18,808	6,364	7,551
Remeasurement at fair value of investment in associates	—	—	(1,538)
(Reversal)/Allowance for claims and lawsuits (note 23)	(348)	1,871	5,769
(Gain) Loss on remeasurement of contingent consideration and call/put option over non-controlling interest (note 29.9.1)	(4,442)	(1,147)	4,694
Gain on transactions with bonds (note 3.18)	(9,157)	(13,883)	(708)
Accrued interest	15,295	11,203	9,828
Interest received	4,718	2,686	585
Net (gain) loss arising on financial assets measured at FVPL	(23,564)	7,537	8,537
Net (gain) loss arising on financial assets measured at FVOCI	(22,747)	(165)	130
Exchange differences	21,874	4,648	(5,708)
Share of results of investment in associates	(89)	(119)	233
Payments related to forward and future contracts	(3,813)	(6,242)	(1,692)
Proceeds related to forward and future contracts	24,977	3,918	1,368
Payments of remeasured earn-outs related to acquisition of business	(7,078)	(4,467)	—
Gain arising from lease disposals	—	—	(643)
Loss arising from property and equipment and intangibles derecognition	846	1,632	—
Changes in working capital:
Net increase in trade receivables	(44,297)	(104,315)	(93,019)
Net decrease (increase) in other receivables	16,629	(21,021)	(21,149)
Net increase in other assets	(10,004)	(9,416)	(1,338)
Net increase (decrease) in trade payables	19,004	(2,651)	10,870
Net (decrease) increase in payroll and social security taxes payable	(37,402)	13,398	66,670
Net (decrease) increase in tax liabilities	(1,675)	264	4,595
Utilization of provision for contingent liabilities (note 23)	(227)	(1,750)	(8,113)
Income tax paid	(48,783)	(52,906)	(50,197)
Net cash provided by operating activities	318,524	197,524	178,974

Cash flows from investing activities
Cash outflows for property and equipment (2)	(45,110)	(47,063)	(42,766)
Proceeds from disposals of property and equipment and intangibles	288	—	1,249
Cash outflows for intangible assets (3)	(81,691)	(48,367)	(34,868)
Acquisition of investment in sovereign bonds	(29,032)	(24,883)	(5,990)
Proceeds from investment in sovereign bonds	38,189	38,766	6,698
Payments related to forward and future contracts	(10,906)	(25,561)	(13,534)
Proceeds related to forward and future contracts	20,419	12,511	3,923
Acquisition of investments measured at FVPL	(384,083)	(414,950)	(238,991)
Proceeds from investments measured at FVPL	410,707	393,059	230,236
Acquisition of investments measured at FVOCI	(214,642)	(264,992)	(49,965)
Proceeds from investments measured at FVOCI	217,246	269,102	44,976
Payments to acquire equity instruments	(1,748)	(5,148)	(5,762)
Payments to acquire investments in associates	—	(500)	(1,389)
Acquisition of investment in convertible notes (note 29)	(2,367)	(2,667)	(2,772)
Acquisition of business, net of cash (note 26) (1)	(253,691)	(126,370)	(144,503)
Payments of earn-outs related to acquisition of business	(13,940)	(22,241)	(19,422)
Net cash used in investing activities	(350,361)	(269,304)	(272,880)

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(in thousands of U.S. dollars)

	For the year ended December 31,
	2023	2022	2021
Cash flows from financing activities
Proceeds from the issuance of common shares pursuant to May 2021 Public Offering, net of costs	—	—	286,207
Proceeds from the issuance of shares under the share-based compensation plan (note 30.1)	4,103	3,508	6,612
Proceeds from the issuance of shares under the ESPP plan	9,213	8,981	2,340
Repurchase of shares	(11,523)	(9,316)	(7,256)
Payment of call/put-option over non-controlling interest	(3,892)	(5,166)	—
Proceeds from borrowings (note 21)	395,621	—	13,500
Repayment of borrowings (note 21)	(271,783)	(8,269)	(29,384)
Payments of principal portion of lease liabilities (note 28)	(38,514)	(30,564)	(21,786)
Payments of lease liabilities interest (note 28)	(6,319)	(6,822)	(5,415)
Interest paid (note 21)	(4,106)	(2,491)	(832)
Payments of installments related to acquisition of business	(28,270)	(15,541)	—
Net cash provided (used in) by financing activities	44,530	(65,680)	243,986

Increase (Decrease) in cash and cash equivalents	12,693	(137,460)	150,080

Cash and cash equivalents at beginning of the year	292,457	427,804	278,939
Effect of exchange rate changes on cash and cash equivalents	2,073	2,113	(1,215)
Cash and cash equivalents at end of the year	307,223	292,457	427,804

(1) Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries net of cash acquired (note 26):

Supplemental information
Cash paid	286,695	172,445	161,107
Less: cash and cash equivalents acquired	(33,004)	(46,075)	(16,604)
Total consideration paid net of cash and cash equivalents acquired	253,691	126,370	144,503

As of December 31, 2023, the Company issued 359,242 common shares for a total amount of 65,064, according to the subscription agreement included in the stock purchase agreement, these were non-cash transactions. As of December 31, 2022, the Company issued 135,096, common shares for a total amount of 25,531, according to the subscription agreement included in the stock purchase.
(2)In 2023, 2022 and 2021, there were 1,741, 16,225 and 10,129 of acquisition of property and equipment financed with trade payables, respectively. In 2023, 2022 and 2021, the Company paid 16,225, 10,129 and 1,515 related to property and equipment acquired in 2022, 2021 and 2020, respectively.
(3)In 2023, 2022 and 2021 there were 132, 1,984 and 3,662 of acquisition of intangibles financed with trade payables, respectively. In 2023, 2022 and 2021 , the Company paid 1,984, 3,662 and 285 related to intangibles acquired in 2022, 2021 and 2020, respectively.

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

The Company's principal operating subsidiaries and countries of incorporation as of December 31, 2023 were the following:

Country	Company
Argentina	Sistemas Globales S.A.
Argentina	IAFH Global S.A.
Brazil	Globant Brasil Consultoria LTDA
Chile	Sistemas Globales Chile Asesorías Limitada
Colombia	Sistemas Colombia S.A.S.
India	Globant India Private Limited
Italy	Sysdata SpA
Mexico	IAFH Globant IT Mexico S. de R.L. de C.V.
Moldova	Pentalog Chi SRL
Peru	Globant Peru S.A.C
Romania	Pentalog Romania SRL
Spain	Software Product Creation, S.L.
Spain	Sports Reinvention Entertainment Group S.L.
United Kingdom	Globant UK Limited
United States of America	Globant LLC
United States of America	Grupo Assa Corp
United States of America	Globant IT Services
Uruguay	Sistemas Globales Uruguay S.A.

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

The Company's registered office address is 37A Avenue J.F. Kennedy L-1855, Luxembourg.

NOTE 2 – BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements are presented in thousands of United States dollars ("U.S. dollars") and have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2.1 – Application of new and revised International Financial Reporting Standards

•Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2023. The impact of the new and revised standards and interpretations mentioned on these consolidated financial statements is described as follows.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company has adopted the following standards and interpretation that became applicable for annual periods commencing on or after January 1, 2023:

Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IAS 12	International Tax Reform — Pillar Two Model Rules

On May 23, 2023, the IASB issued 'International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12)' providing a temporary exception to the requirements regarding deferred tax assets and liabilities related to pillar two income taxes. This amendment provides an exception rule that temporarily exempts the recognition and disclosure of deferred taxes related to taxes arising from the taxation system on the pillar two model rules published by the Organization for Economic Co-operation and Development (OECD) (hereinafter, the “Pillar Two Income Taxes”).

The Group has applied the aforementioned exception rule retroactively from fiscal year 2023 and has not recognized and disclosed the deferred taxes related to the Pillar Two Income Taxes (see note 9.3).

On July 28, 2023, Luxembourg’s government council approved a new bill aiming to implement into Luxembourg law the “Pillar Two Directive”. It is expected that the Pillar Two Directive will be effective as from January 1, 2024. Management is currently assessing the jurisdictions that could give rise to additional taxation and potential impact as a result of the implementation of the Pillar Two Model Rules in national laws.

Those amendments did not have any material impact on the Company's accounting policies, apart from the ones already mentioned, and did not require retrospective adjustments.

•New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

Amendments to IAS 21	Lack of Exchangeability[1]

1 Effective for annual reporting periods beginning on or after January 1, 2025. Earlier application is permitted.

• On August 15, 2023 IASB issued 'Lack of Exchangeability (Amendments to IAS 21)' to specify when a currency is exchangeable and how to determine the exchange rate when it is not.

The management of the Company is currently assessing the impacts of the application of this amendment on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2025. Earlier application is permitted. The Company has not opted for early application.

The following standards and interpretation will become applicable for annual periods commencing on or after January 1, 2024:

Amendments to IAS 1	Classification of Liabilities as Current or Non-Current
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Non-current Liabilities with Covenants
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements

• On January 23, 2020, the IASB issued 'Classification of Liabilities as Current or Non-current (Amendments to IAS 1)' providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

• On May 25, 2023, the IASB issued 'Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)' to require specific disclosure requirements about supplier finance arrangements.

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

NOTE 3 – SUMMARY OF MATERIAL ACCOUNTING POLICIES

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
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

The Company has not recognized any impairment loss in the years ended December 31, 2023, 2022 and 2021.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

The Company provides hosted access to software applications for a license fee. The revenue from these licenses contracts is recognized at a point in time, given that the performance obligation is satisfied when the contract is signed by the customer and the Company. In some cases, as licenses resales, the Company acts as an agent because the performance obligation is to arrange for the service to be provided to the customer by another party (the owner of the software applications). Consequently, the revenue is measured as the amount of the commission, which is the net amount of consideration that the Company retains after paying the other party the consideration received in exchange for the services to be provided by that party.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

The Company made adjustments related to leases that are subject to changes in the consumer price index. As of December 31, 2023 and 2022, such adjustments amounted to 2,553 and 1,762 respectively.

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
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

Accounting standards are applied on the assumption that the value of money (the unit of measurement) is constant over time. However, when the rate of inflation is no longer negligible, a number of issues arise impacting the true and fair nature of the accounts of entities that prepare their financial statements on a historical cost basis. To address such issues, entities apply IAS 29 Financial Reporting in Hyperinflationary Economies from the beginning of the period in which the existence of hyperinflation is identified. Based on the statistics published on July 17, 2018, Argentina's economy started to be considered hyperinflationary. As of December 31, 2023 and 2022, the 3-year cumulative rate of inflation for consumer prices in Argentina is 816% and 300%, respectively. As of December 31, 2023 and 2022, the Company assessed that the effects of inflation are not material to the financial statements, since the most significant Argentine subsidiaries have the U.S. dollars as their functional currency, except for Globers S.A.

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

Globant S.A, is subject to a corporate income tax rate of 17.0% on taxable income exceeding EUR 200, leading to an overall tax rate of 24.9% in Luxembourg (taking into account the solidarity surtax of 7.0% on the CIT rate, and including the 6.8% municipal business tax rate applicable).

The holding companies located in Spain elected to be included in the Spanish special tax regime for entities having substantially all of their operations outside of Spain, known as “Empresas Tenedoras de Valores en el Exterior” (“ETVE”). Globant España S.A was registered in 2008. Under the ETVE regime, dividends distributed from its foreign subsidiaries as well as any gain resulting from disposal are subject to 95% of tax exemption effective from January 1st, 2020. In order to be entitled to the benefit, among other requirements, the main activity of the entities must be the administration and management of equity instruments from non-Spanish entities and such entities must be subject to a tax regime similar to that applicable in Spain for non-ETVEs companies. As of December 31, 2023 and 2022, the Spanish Holding companies received dividends distributions for 236,909 and 2,553, respectively. If this tax exemption would not apply partially, the applicable tax rate should be 25%. The Company´s Spanish subsidiaries are subject to a 25% corporate income tax rate.

Starting fiscal year 2021, Argentina has progressive system of corporate income tax rates ranging from 25% to 35% .

On May 22, 2019, the Argentine Congress enacted Law No. 27,506 ("Ley de Economía del Conocimiento"), which provides a promotional regime for the Knowledge Economy, which was modified by means of Law No. 27,570, published on October 26, 2020 ("Knowledge based Economy Law"). The Knowledge based Economy Law is valid from January 1, 2020 until December

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

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
– A non-transferable tax credit of up to 70% of amounts paid for certain social security taxes (contributions) for the employees associated with the promoted activities. The credit may be offset against value-added tax liabilities within 24 months of its issuance. The credit will be increased to 80% to newly-onboarded employees if they comply with some specific considerations.
- The beneficiaries that export at least 70% of its annual sales originated in the promoted activities, will be allowed to transfer for one time the credit, up to an amount equivalent to the percentage of exports for each period
– A 0% rate of export duties applicable to the export of services promoted by the Law.

The entities Atix Labs S.RL., Decision Support S.A, BSF S.A , IAFH Global S.A and Sistemas Globales S.A., were approved as beneficiaries of the Knowledge Economic Law by the Subsecretary of Knowledge Economy.

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
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

As of December 31, 2023 and 2022, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred (assessed as not probable), as of the date of the financial statements in accordance with IFRIC 23 in an amount of 4,544 and 5,119, related to assessments for the fiscal years 2017 to 2023 and 2016 to 2022, respectively. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

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

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss. As of December 31, 2023 and 2022, the Company has derecognized property and equipment for an amount of 574 and 101, respectively.

The value of fixed assets, taken as a whole, does not exceed their recoverable value.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

The Company's crypto assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition. The Company performs monthly analysis to identify possible impairment. If the carrying value of the crypto asset exceeds the fair value based on the quoted price in the active exchange market, the Company will recognize an impairment loss equal to the difference between the fair value and the book value in the consolidated statement of comprehensive income. Gains, if any, will not be recognized until realized upon sale in the consolidated statement of comprehensive income. Further details are disclosed in note 16. As of December 31, 2023 and 2022, the Company has recognized a gain of 822 as reversal of impairment and a loss of 1,017 as impairment, respectively.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.9.4 – Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss when the asset is derecognized. As of December 31, 2023 and 2022, the Company has derecognized intangible assets for an amount of 560 and 1,531, respectively.

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

As of December 31, 2023, 2022 and 2021 the Company did not recognize impairments related to internally-generated intangible assets.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

As of December 31, 2022 the Company incurred in a collection in advance benefit that some clients offer with JP Morgan for a total amount of 2,594. As of December 31, 2023, the Company has no collections in advance benefits with JP Morgan. The Company considers that it has substantially transferred the risks and rewards intrinsic to these receivables to the bank and therefore they were derecognized.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

As of December 31, 2023 and 2022, the fair value of the loan agreement amounted to 3,359 and 2,491 disclosed as other financial assets current, respectively, and 5,751 and 4,193 disclosed as other financial assets non-current, respectively.

3.12.8.1 Convertible notes - Globant España

As of December 31, 2023, Globant España S.A, maintains 15 note purchase agreements with Fivvy Inc, Inipop LLC, Linked Ai, Polemix Inc, MessageLOUD, Inc., LookApp S.A.S, UALI Holding Limited, B2CHAT S.A.S, Avancargo Corp, Poderio S.A.S, Vozy, Inc and Drixit Technologies Inc. (the "startups"), pursuant to which Globant España S.A. provided financing facility for a total amount of 8,200. Interest on the entire outstanding principal balance is computed at annual rates ranging from 2% to 8%. Globant España S.A. has the right to convert all or any portion of the outstanding principal into equity interests of the startups.

3.12.8.2 Convertible notes - Sistemas Globales

As of December 31, 2023, Sistemas Globales S.A. maintains, since its merger with Globant Ventures SAS, 5 note purchase agreements with Interactive Mobile Media S.A. (CamonApp), AvanCargo Corp., TheEye S.A.S., Robin and Woolabs S.A. (the "startups"), pursuant to which Sistemas Globales S.A. provided financing facility for a total amount of 910. Interest on the entire outstanding principal balance is computed at annual rates ranging from 5% to 12%. Sistemas Globales S.A. has the right to convert all or any portion of the outstanding principal into equity interests of the startups.

3.12.9 – Equity Instruments

The Company recognizes equity instruments measured at their fair value using the market approach which consist in using price and relevant information generated by market transactions involving identical or comparable assets, liabilities or group of assets and liabilities, such as a business.

As of December 31, 2023 and 2022, the fair value of equity instruments amounted to 28,743 and 27,521 disclosed as other financial assets non-current, and 611 and 371 disclosed as other financial assets current.

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
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

On March 16, 2023, Software Product Creation, S.L. (the "Majority Shareholder") with Internet Business Intelligent Insite, S.L. and Next Generation Communication Services (jointly referred to as the "the Sellers"), entered into a new agreement pursuant to which the parties agree to transfer the remaining shares (the 14% of non-controlling interest) for a cash payment equal to the value of the Put Option of the year 2023 plus a contingent consideration to be determined based on the terms of the Put Option of the year 2024, which is subject to the achievement of financial targets for the year 2023. The result for the transaction amounted to 1,589 and is disclosed in Other income and expenses, net line item.

On October 19, 2023, Globant España entered into a Put and Call option agreement (the "Option Agreement") with the equity holders of the remaining forty per cent (40%) of the issued and outstanding equity interest of GUT UK (the "Selling Shareholders" and the "Option Shares", respectively), with the purpose of setting out the terms and conditions whereby: (i) a put option over the Option Shares to be granted by Globant España in favor of the Selling Shareholders; and (ii) a call option over the Option Shares to be granted by the Selling Shareholders in favor of Globant España.

The Selling Shareholders and Globant España shall be entitled to acquire 10% of the equity interest in GUT UK upon exercise of each of the yearly (call or put, as applicable) options, under the following conditions and within the following calendar:

i.Subject to and based on the achievement of the 2023 financial targets, the 2023 put option or the 2023 call option may be exercised by the Selling Shareholders or Globant España, respectively, from March 1, 2024 to April 15, 2024 (the “2023 Yearly Option");

ii.Subject to and based on the achievement of the 2024 financial targets, the 2024 put option or the 2024 call option may be exercised by the Selling Shareholders or Globant España, respectively, from March 1, 2025 to April 15, 2025 (the “2024 Yearly Option”);

iii.Subject to and based on the achievement of the 2025 financial targets, the 2025 put option or the 2025 call option may be exercised by the Selling Shareholders or Globant España, respectively, from March 1, 2026 to April 15, 2026 (the “2025 Yearly Option”); and

iv.Subject to and based on the achievement of the 2026 Targets, the 2026 put option or the 2026 call option may be exercised by the Selling Shareholders or Globant España, respectively, from March 1, 2027 to April 15, 2027 (the “2026 Yearly Option”).

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
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As of December 31, 2023, the Company has recognized as current and non-current other financial liabilities the written put option for an amount 13,006 and 62,807, respectively, equal to the present value of the redemption amount. As of December 31, 2022, the Company has recognized as current and non-current other financial liabilities the written put option for an amount 3,871 and 5,515, respectively, equal to the present value of the redemption amount. Changes in the measurement of the gross obligation will be recognized in the statements of changes in equity.

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

3.18 – Gain on transactions with bonds

During the year ended December 31, 2023, 2022 and 2021, the Company's Argentine subsidiaries, through cash received from intercompany loans and repayments of intercompany loans, acquired Argentine sovereign bonds in the U.S. market denominated in U.S. dollars.

After acquiring these bonds, the Company's Argentine subsidiaries sold those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the year ended December 31, 2023 and 2022 was higher than

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

its quoted price in the U.S. market (in U.S dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into the Company's Argentine subsidiaries' functional currency, thus, as a result, the Company recognized a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

During the year ended December 31, 2023, 2022 and 2021, the Company recorded a gain amounting to 9,157, 13,883 and 708, respectively, due to the above mentioned transactions that were disclosed under the caption "Other financial results, net" in the consolidated statements of comprehensive income.

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
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

As of December 31, 2023 and 2022 and 2021, the Company recorded an impairment for an amount of 18,808, 6,364 and 5,323, respectively, using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

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

Fair value is estimated by management using a multi-period excess earnings method for customer relationships. Management’s cash flow projections for the intangible assets acquired included significant judgments and assumptions relating to revenue growth rates, customer attrition rates, and discount rates for customer relationships.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

operating decision-maker to allocate resources and in assessing financial performance of the Company. As noted in the business segment reporting information in note 27, the Company operates in a single operating and reportable segment.

	For the year ended December 31,
By Industry vertical	2023	2022	2021
Media and Entertainment	454,380	376,134	272,703
Banks, Financial Services and Insurance	385,207	359,940	308,227
Consumer, Retail & Manufacturing	351,880	254,500	197,620
Professional Services	261,233	235,553	167,997
Technology & Telecommunications	255,238	250,299	155,665
Travel & Hospitality	187,346	139,170	87,567
Health Care	167,705	128,669	96,334
Other Verticals	32,950	35,978	10,965
TOTAL	2,095,939	1,780,243	1,297,078

	For the year ended December 31,
By Currency(*)	2023	2022	2021
United States dollar (USD)	1,514,822	1,415,226	977,349
European euro (EUR)	251,865	116,469	111,177
Argentine peso (ARS)	74,311	57,329	47,039
Mexican peso (MXN)	73,749	57,526	40,064
Brazilian real (BRL)	58,822	30,886	23,850
Pound sterling (GBP)	35,094	31,445	20,565
Chilean peso (CLP)	33,034	42,568	57,610
Colombian peso (COP)	17,392	12,971	9,803
Peruvian Sol (PEN)	13,380	13,435	9,058
Australian Dollar (AUD)	8,873	1,593	—
Saudi Riyal (SAR)	6,345	—	—
Canadian Dollar (CAD)	3,743	13	242
Indian Rupee (INR)	3,596	634	321
Others	913	148	—
TOTAL	2,095,939	1,780,243	1,297,078

(*) Billing currency.

	For the year ended December 31,
By Contract Type	2023	2022	2021
Time and material contracts	1,654,280	1,475,848	1,062,171
Fixed-price contracts	383,867	273,344	218,846
Licenses, resales and others	57,792	31,051	16,061
TOTAL	2,095,939	1,780,243	1,297,078

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 6 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

6.1 - Cost of revenues

	For the year ended December 31,
	2023	2022	2021
Salaries, employee benefits and social security taxes	(1,158,669)	(1,014,469)	(745,307)
Professional services	(104,916)	(37,293)	(23,989)
Depreciation and amortization expense	(18,057)	(13,510)	(10,730)
Share-based compensation expense - Equity settled	(15,155)	(4,917)	(3,568)
Travel and housing	(11,669)	(11,057)	(4,950)
Depreciation expense of right-of-use assets	(10,540)	(9,802)	(3,392)
Office expenses	(7,348)	(8,817)	(6,607)
Recruiting, training and other employee expenses	(6,818)	(3,150)	(2,860)
Promotional and marketing expenses	(5,319)	(4,111)	(687)
Share-based compensation expense - Cash settled	(1,687)	(3,722)	—
TOTAL	(1,340,178)	(1,110,848)	(802,090)

6.2 - Selling, general and administrative expenses

	For the year ended December 31,
	2023	2022	2021
Salaries, employee benefits and social security taxes	(212,381)	(173,472)	(139,307)
Depreciation and amortization expense	(81,822)	(59,179)	(45,723)
Share-based compensation expense - Equity settled	(57,297)	(52,144)	(38,849)
Professional services	(49,921)	(40,546)	(30,947)
Depreciation expense of right-of-use assets	(29,442)	(25,442)	(20,441)
Office expenses	(26,669)	(24,992)	(18,298)
Promotional and marketing expenses	(26,323)	(26,976)	(10,299)
Taxes	(20,023)	(17,609)	(13,260)
Travel and housing	(17,818)	(17,159)	(5,414)
Rental expenses	(9,149)	(7,448)	(6,045)
Recruiting, training and other employee expenses	(5,714)	(10,346)	(11,575)
Share-based compensation expense - Cash settled	(634)	(770)	—
Legal claims	118	(241)	(2,846)
TOTAL	(537,075)	(456,324)	(343,004)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 7 – FINANCE INCOME / EXPENSE/ OTHER FINANCIAL RESULTS

	For the year ended December 31,
	2023	2022	2021
Finance income
Interest gain	4,777	2,832	652
TOTAL	4,777	2,832	652

Finance expense
Other interest	(9,647)	(4,722)	(4,150)
Interest expense on lease liabilities	(6,319)	(6,822)	(5,415)
Interest expense on borrowings	(4,106)	(2,491)	(915)
Banking expenses	(3,423)	(2,290)	(2,085)
Other	(258)	(227)	(143)
TOTAL	(23,753)	(16,552)	(12,708)

Other financial results, net
Net gain (loss) arising from financial assets measured at fair value through PL	23,564	(7,537)	(8,537)
Gain on transaction with bonds	9,157	13,883	708
Net gain arising from financial assets measured at fair value through OCI	630	500	6
Foreign exchange (loss) gain, net	(22,009)	(6,673)	3,900
TOTAL	11,342	173	(3,923)

NOTE 8 – OTHER INCOME AND EXPENSES, NET

	For the year ended December 31,
	2023	2022	2021
Other Expense
Fixed and intangibles assets derecognition and disposals	(1,134)	(1,632)	(579)
Remeasurement of call/put option over non-controlling interest	(39)	—	—
Remeasurement of contingent consideration (note 29.9.1)	—	—	(4,694)
Impairment of cryptocurrencies (note 16)	—	(1,017)	(80)
Other	(1,650)	(293)	(182)
Subtotal	(2,823)	(2,942)	(5,535)

Other Income
Remeasurement of contingent consideration (note 29.9.1)	4,227	967	—
Insurance recovery (*)	2,239	—	—
Reversal Impairment of cryptocurrencies (note 16)	822	—	—
Other Remeasurements	254	—	—
Remeasurement of call/put option over non-controlling interest	—	180	—
Remeasurement at FV of investment in associates (note 12.2)	—	—	1,538
Other	1,883	1,400	628
Subtotal	9,425	2,547	2,166
TOTAL	6,602	(395)	(3,369)
(*) During the last quarter of the year the Company collected 2,239 from the insurance related to the Cybersecurity Event of 2022. See note 32.1

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 9 – INCOME TAXES

9.1 – INCOME TAX RECOGNIZED IN PROFIT AND LOSS

	For the year ended December 31,
	2023	2022	2021
Tax expense:
Current tax expense	(72,549)	(44,756)	(53,319)
Deferred tax gain	33,038	1,351	24,822
TOTAL INCOME TAX EXPENSE	(39,511)	(43,405)	(28,497)

Most of the revenues are generated through subsidiaries located in the U.S. The Company's workforce is mainly located in Latin America and to a lesser extent in India, Europe and the U.S.

The following table provides a reconciliation of the statutory tax rate to the effective tax rate:

	For the year ended December 31,
	2023	2022	2021
Profit before income tax	198,019	192,884	124,852

Tax calculated at the tax rate in each country	(40,240)	(33,108)	(27,757)
Argentine Knowledge Economy Law (note 3.7.1.1)	2,297	1,358	1,157
Non-deductible expenses / non-taxable gains	(1,695)	61	2,122
Tax loss carry forward not recognized	(207)	(3,096)	(2,873)
Recognition of previously unrecognized tax losses	4,993	—	—
Foreign withholding tax	(5,107)	(2,683)	—
Exchange difference	1,130	(5,937)	(1,146)
Other	(682)	—	—
INCOME TAX EXPENSE RECOGNIZED IN PROFIT AND LOSS	(39,511)	(43,405)	(28,497)

9.2 – DEFERRED TAX ASSETS AND LIABILITIES

	As of December 31,
	2023	2022
Provision for vacation and bonus	36,134	27,747
Intercompany trade payables	15,841	17,323
Share-based compensation plan	14,827	13,048
Loss carryforward (1)	9,933	9,304
Allowance for doubtful accounts	4,656	1,937
Inflation adjustment	416	721
Contingencies	—	242
Other Assets	(191)	(2,989)
Goodwill	(8,894)	(6,100)
Property, equipment, intangibles and leases	(29,109)	(32,690)
Others	7,458	2,148
TOTAL DEFERRED TAX	51,071	30,691

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(1)As of December 31, 2023 and 2022, the detail of the loss carryforward is as follows:

	2023		2022
Company	Loss carryforward	Expiration date	Loss carryforward	Expiration date
Dynaflows S.A.	149	2027	—	2027
IAFH Global S.A	—	2024	74	2024
IAFH Global S.A	—	2025	528	2025
IAFH Global S.A	—	2027	3,192	2027
Decision Support, S.A	—	2026	549	2026
Decision Support, S.A	—	2027	173	2027
BSF S.A.	309	2027	—	2027
Atix Labs, SRL	13	2026	57	2026
Atix Labs, SRL	19	2027	192	2027
Atix Labs, SRL	83	2028	—	2028
Gut Agency SRL	1,371	2028	—	2028
IBS Integrated Business Solutions Consultoria	1,607	does not expire	—	does not expire
Grupo Assa Corp	41	does not expire	—	does not expire
Augmented Coding US, LLC	557	does not expire	106	does not expire
Augmented Coding Spain, S.A	910	does not expire	379	does not expire
La Liga Content Protection S.L	367	does not expire	—	does not expire
Globant Portugal Unipessoal Lda	50	does not expire	—	does not expire
Globant Colombia S.A.S.	—	does not expire	385	does not expire
Globant S.A.	1,099	2038	—	2038
Globant España S.A.	328	does not expire	—	does not expire
Sports Reinvention Entertainment Group S.L	1,890	does not expire	3,669	does not expire
Gut Agency LLC	1,140	does not expire	—	does not expire
	9,933		9,304

The Company has an amount of tax losses carried forward of 2,320 which has not been recognized as a Deferred Tax Asset because the relevant recognition criteria has not been met.

As of December 31, 2023 and 2022, no deferred tax liability has been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and it is probable that will be no reversal in the foreseeable future in a way that would result in a charge to taxable profit.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The roll forward of the deferred tax assets/(liabilities) presented in the consolidated financial position is as follows:

2023	Opening	Recognized in	Recognized	Acquisitions/	Additions from	Closing
	balance	profit or loss (*)	directly in equity	disposals	acquisitions	balance
Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	13,048	9	1,770	—	—	14,827
Provision for vacation and bonus	27,747	7,105	1,144	—	138	36,134
Intercompany trade payables	17,323	(1,482)	—	—	—	15,841
Property, equipment, intangibles and leases	(32,690)	8,957	—	—	(5,376)	(29,109)
Goodwill	(6,100)	(2,794)	—	—	—	(8,894)
Allowance for doubtful accounts	1,937	2,719	—	—	—	4,656
Contingencies	242	(242)	—	—	—	—
Inflation adjustments	721	(305)	—	—	—	416
Other assets	(2,989)	2,798	—	—	—	(191)
Others	2,148	5,508	—	—	(198)	7,458
Subtotal	21,387	22,273	2,914	—	(5,436)	41,138
Loss carryforward	9,304	330	946	(3,142)	2,495	9,933
TOTAL	30,691	22,603	3,860	(3,142)	(2,941)	51,071

(*) Includes foreign exchange loss of 10,435.

2022	Opening	Recognized in	Recognized	Acquisitions/	Additions from	Closing
	balance	profit or loss (*)	directly in equity	disposals	acquisitions	balance
Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	30,788	20	(17,760)	—	—	13,048
Provision for vacation and bonus	24,621	3,205	(79)	—	—	27,747
Intercompany trade payables	18,613	(1,290)	—	—	—	17,323
Property, equipment, intangibles and leases	(20,512)	(3,170)	—	—	(9,008)	(32,690)
Goodwill	(3,681)	(2,419)	—	—	—	(6,100)
Allowance for doubtful accounts	1,604	333	—	—	—	1,937
Contingencies	356	(114)	—	—	—	242
Inflation adjustments	2,357	(1,636)	—	—	—	721
Other assets	(1,404)	(1,585)	—	—	—	(2,989)
Others	1,506	1,277	—	—	(635)	2,148
Subtotal	54,248	(5,379)	(17,839)	—	(9,643)	21,387
Loss carryforward	2,867	3,747	—	(979)	3,669	9,304
TOTAL	57,115	(1,632)	(17,839)	(979)	(5,974)	30,691
(*) Includes foreign exchange loss of 2,983.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

9.3 OECD PILLAR TWO MODEL RULES

On December 22, 2023, the Luxembourg Official Gazette published Law A864 to transpose the Council Directive (EU) 2022/2523 of December 15, 2022 aimed at ensuring a minimum level of global taxation for groups of multinational companies and large-scale national groups in the Union. Globant S.A. is incorporated in Luxembourg, the Group is within the scope of the OECD Pillar Two model rules from January 1, 2024. Since the Pillar Two legislation was not effective at the reporting date, the group has no related current tax exposure.

Under the legislation, the Group is liable to pay a top-up tax for the difference between the GloBE effective tax rate per jurisdiction and the 15% minimum rate. The Group is in the process of assessing its exposure to the Pillar Two legislation. This assessment indicates that the jurisdiction Uruguay, has an average effective tax rate based on accounting profit for the annual reporting period to 31 December 2023, below 15%. Other jurisdictions may also have effective tax rate below 15% (calculated in accordance with paragraph 86 of IAS 12) but the group might not be exposed to paying Pillar Two income taxes due to the application of the transitional Safe Harbours provisions and the impact of specific adjustments envisaged in the Pillar Two legislation which give rise to different effective tax rates compared to those calculated in accordance with paragraph 86 of IAS 12.

Due to the complexities in applying the legislation and calculating GloBE income, the quantitative impact of the enacted legislation is not yet reasonably estimable. The group is currently engaged with tax specialists to assist it with applying the legislation.

It is unclear if the Pillar Two model rules create additional temporary differences, whether to remeasure deferred taxes for the Pillar Two model rules and which tax rate to use to measure deferred taxes. In response to this uncertainty, on 23 May 2023 the IASB issued amendments to IAS 12 ‘Income taxes’ introducing a mandatory temporary exception to the requirements of IAS 12 under which a company does not recognise or disclose information about deferred tax assets and liabilities related to the proposed OECD/G20 BEPS Pillar Two model rules. Those amendments were endorsed by the EU Commission on 8 November 2023. The Group applied the temporary exception in the period ended December 31, 2023.

NOTE 10 – EARNINGS PER SHARE

The earnings and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows:

	For the year ended December 31,
	2023	2022	2021
Net income for the year attributable to owners of the Company	158,538	148,891	96,065
Weighted average number of shares (in thousands) for the purpose of basic earnings per share	42,601	41,929	40,940
Weighted average number of shares (in thousands) for the purpose of diluted earnings per share	43,594	42,855	42,076
BASIC EARNINGS PER SHARE	$3.72	$3.55	$2.35
DILUTED EARNINGS PER SHARE	$3.64	$3.47	$2.28

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weight average number of ordinary shares for the purpose of diluted earnings per share:

	For the year ended December 31,
	2023	2022	2021
Shares not-deemed to be issued in respect of employee options	67	25	30

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 11 – CASH AND CASH EQUIVALENTS

	As of December 31,
	2023	2022
Cash and bank balances	298,583	228,632
Time deposits	8,640	63,825
TOTAL	307,223	292,457

NOTE 12 – INVESTMENTS
12.1 – Investments

	As of December 31,
	2023	2022
Current
Mutual funds (1)	13,570	47,009
Commercial Papers (2)	2,500	—
Bills issued by the Treasury Department of the U.S. ("T-Bills") (2)	—	1,399
TOTAL	16,070	48,408

(1)Measured at fair value through profit or loss.
(2)Measured at fair value through other comprehensive income.

	As of December 31,
	2023	2022
Non current
Contribution to funds (3)	1,833	1,513
TOTAL	1,833	1,513

(3)On November 30, 2020, the Company signed a contribution agreement with Vistra ITCL and Pentathlon Ventures LLP, through which the Company committed to invest an aggregate amount approximately 2,000, as of December 31, 2023 and 2022, the Company has paid 1,833 and 1,513, respectively.

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

As of December 31, 2023, the Company has a 20% of interest in Because Energy Corp.

As of December 31, 2023 and 2022 the amount recognized was 560 and 505, respectively.

For the years ended December 31, 2023 and 2022, the Company share on the profit or loss for the investment in Because Energy Corp. was a gain of 55 and a loss of 5, respectively.

Genexus Japan investment

Through the acquisition of Genexus on April 20, 2022, the Company acquired a 28% interest in Genexus Japan.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As of December 31, 2023, the Company had a 28% of interest in Genexus Japan and accounted for this investment using the equity method considering that the Company has significant influence over the operating and governance decisions of Genexus Japan, as the participation in the board of director, the approval of budget and business plan, among other decisions.

As of December 31, 2023 and 2022 the amount recognized was 866 and 832, respectively.

For the years ended December 31, 2023 and 2022, the Company share on the profit or loss for the investment in Genexus Japan was a gain of 34 and a loss of 114, respectively.

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

For the year ended December 31, 2021, the Company share on the profit or loss for the investment in Acamica a loss of 233.

NOTE 13 – TRADE RECEIVABLES

	As of December 31,
	2023	2022
Current
Accounts receivable (1)	408,166	361,883
Unbilled revenue	111,785	70,141
Subtotal	519,951	432,024
Less: Allowance for expected credit losses	(20,668)	(7,214)
TOTAL	499,283	424,810

(1)As of December 31, 2023 and 2022, the Company has 266 and 14 as outstanding balances with related parties (see note 24.1).

Allowance for expected credit losses

The following tables detail the risk profile of trade receivables based on the Company's provision matrix as of December 31, 2023 and 2022.

December 31, 2023	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	121-180	181 - 365	> 365	Risk clients	Total
Expected credit loss rate	0.82%	2.08%	4.81%	9.02%	26.60%	84.13%	100.00%	100.00%
Estimated total gross carrying amount at default	104,024	21,442	7,775	4,856	5,090	5,083	8,283	4,644	161,197
Lifetime ECL	853	446	374	438	1,354	4,276	8,283	4,644	20,668

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

December 31, 2022	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	121-180	181 - 365	> 365	Risk clients	Total
Expected credit loss rate	0.49%	1.47%	3.31%	8.90%	31.18%	82.05%	100.00%	100.00%
Estimated total gross carrying amount at default	65,306	18,367	9,335	4,326	5,301	1,359	859	2,303	107,156
Lifetime ECL	320	270	309	385	1,653	1,115	859	2,303	7,214

The movements in the allowance are calculated based on lifetime expected credit loss model for 2023 and 2022.

The following table shows the movement in ECL that has been recognized for trade receivables in accordance with the simplified approach:

	As of December 31,
	2023	2022	2021
Balance at beginning of year	(7,214)	(6,177)	(5,755)
Additions related to Travel and Hospitality clients	—	—	(2,228)
Additions, net (note 4.2)	(18,808)	(6,364)	(5,323)
Write-off of receivables	5,354	5,327	7,129
Balance at end of year	(20,668)	(7,214)	(6,177)

The average credit period on sales for 2023 and 2022 is 80 days and 73 days, respectively. No interest is charged on trade receivables, except for certain customers to which financing facilities have been given with the corresponding financing charge. The Company always measures the loss allowance for trade receivables at an amount equal to lifetime ECL. The expected credit losses on trade receivables are estimated using the provision matrix by reference to past default experience of the debtor and an analysis of the debtor's current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

NOTE 14 – OTHER RECEIVABLES

	As of December 31,
	2023	2022
Current
Prepaid expenses	26,934	18,543
Tax credit - Knowledge Law (note 3.7.1.1)	7,354	22,564
Income tax credits	6,956	16,985
Tax credit - VAT	2,124	2,270
Advances to suppliers	2,094	3,082
Other tax credits	1,815	2,159
Guarantee deposits	61	61
Other	7,448	4,548
TOTAL	54,786	70,212

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
	2023	2022
Non-current
Income tax credits	13,210	6,006
Guarantee deposits	7,558	5,942
Prepaid expenses	1,982	816
Tax credit - VAT	1,012	1,622
Other tax credits	306	5,184
Other	2,407	1,571
TOTAL	26,475	21,141

NOTE 15 – PROPERTY AND EQUIPMENT

The Company reviews the estimated useful lives of property and equipment at the end of each reporting period. The Company determined that the useful lives of the assets included as property and equipment are in accordance with their expected lives.

Property and equipment as of December 31, 2023 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3 - 5	5	50
Cost
Values at beginning of year	92,837	16,479	78,210	276	31,505	2,354	59,174	280,835
Additions related to business combinations (note 26.2)	2,213	287	83	350	280	—	169	3,382
Additions	11,415	1,142	582	33	—	—	17,454	30,626
Derecognition	(3,083)	(104)	(63)	(238)	—	—	—	(3,488)
Transfers	26	610	25,975	—	42,649	—	(69,260)	—
Translation	83	69	318	8	26	—	2	506
Values at end of year	103,491	18,483	105,105	429	74,460	2,354	7,539	311,861

Depreciation
Accumulated at beginning of year	55,361	10,983	50,816	113	1,829	—	—	119,102
Additions	18,372	2,419	10,857	148	964	—	—	32,760
Derecognition	(2,619)	(56)	(63)	(176)	—	—	—	(2,914)
Translation	(39)	38	154	6	18	—	—	177
Accumulated at end of year	71,075	13,384	61,764	91	2,811	—	—	149,125
Carrying amount	32,416	5,099	43,341	338	71,649	2,354	7,539	162,736

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)
Property and equipment as of December 31, 2022 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3 - 5	5	50
Cost
Values at beginning of year	66,602	14,207	68,302	240	13,971	2,354	62,614	228,290
Additions related to business combinations (note 26.2)	650	147	398	128	—	—	—	1,323
Additions	26,542	2,599	1,269	—	—	—	22,749	53,159
Disposals	(776)	(458)	(296)	—	—	—	—	(1,530)
Transfers	1	(9)	8,667	—	17,534	—	(26,193)	—
Translation	(182)	(7)	(130)	(92)	—	—	4	(407)
Values at end of year	92,837	16,479	78,210	276	31,505	2,354	59,174	280,835

Depreciation
Accumulated at beginning of year	42,024	8,475	42,915	11	1,492	—	—	94,917
Additions	13,899	2,896	8,110	82	337	—	—	25,324
Disposals	(746)	(397)	(286)	—	—	—	—	(1,429)
Translation	184	9	77	20	—	—	—	290
Accumulated at end of year	55,361	10,983	50,816	113	1,829	—	—	119,102
Carrying amount	37,476	5,496	27,394	163	29,676	2,354	59,174	161,733

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

During the year, the Company considered the recoverability of its internally generated intangible asset which are included in the consolidated financial statements as of December 31, 2023 and 2022 with a carrying amount of 74,653 and 43,170, respectively.

As of December 31, 2023 and 2022 no impairment were recognized.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Intangible assets as of December 31, 2023 included the following:

	Licenses and internal developments	Customer relationships and contracts	Platforms	Non-compete agreements	Cryptocurrencies(*)	Total
Useful life (years)	3 - 5	1 - 9	4 - 8	3
Cost
Values at beginning of year	145,301	127,583	33,370	2,414	2,047	310,715
Additions related to business combinations (note 26.2)	38	36,028	—	734	—	36,800
Additions from separate acquisitions	14,639	—	—	—	149	14,788
Additions from internal development	65,050	—	—	—	—	65,050
Derecognition	(3,255)	—	—	—	(288)	(3,543)
Translation	516	3,446	(273)	36	—	3,725
Values at end of year	222,289	167,057	33,097	3,184	1,908	427,535

Amortization and impairment
Accumulated at beginning of year	85,278	39,992	419	1,357	1,097	128,143
Additions	41,218	18,360	7,044	497	—	67,119
(Reversal) Impairment loss recognized in profit or loss	—	—	—	—	(822)	(822)
Derecognition	(2,983)	—	—	—	—	(2,983)
Translation	60	620	(131)	(11)	—	538
Accumulated at end of year	123,573	58,972	7,332	1,843	275	191,995
Carrying amount	98,716	108,085	25,765	1,341	1,633	235,540

(*) As of December 31, 2023, the Company´s crypto assets are comprised by Bitcoin, Ethereum and Stable Coin.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Intangible assets as of December 31, 2022 included the following:

	Licenses and internal developments	Customer relationships and contracts	Platforms	Non-compete agreements	Cryptocurrencies (*)	Total
Useful life (years)	3 - 5	1 - 9	4 - 8	3
Cost
Values at beginning of year	99,036	85,807	—	1,990	1,216	188,049
Additions related to business combinations (note 26.2)	6,730	42,762	33,370	353	—	83,215
Additions from separate acquisitions	8,844	—	—	131	843	9,818
Additions from internal development	36,871	—	—	—	—	36,871
Derecognition	(6,170)	—	—	—	(12)	(6,182)
Translation	(10)	(986)	—	(60)	—	(1,056)
Values at end of year	145,301	127,583	33,370	2,414	2,047	310,715

Amortization and impairment
Accumulated at beginning of year	56,460	28,552	—	941	80	86,033
Additions	33,521	12,945	419	480	—	47,365
Impairment loss recognized in profit or loss	—	—	—	—	1,017	1,017
Disposals	(4,651)	—	—	—	—	(4,651)
Translation	(52)	(1,505)	—	(64)	—	(1,621)
Accumulated at end of year	85,278	39,992	419	1,357	1,097	128,143
Carrying amount	60,023	87,591	32,951	1,057	950	182,572
(*) As of December 31, 2022, the Company´s crypto assets are comprised by Bitcoin, Ethereum and Stable Coin.

NOTE 17 – OTHER ASSETS

The Company has resale agreements with customers, among which some contracts consist on billing customers and receiving invoices from suppliers based on a billing schedule established in the subscription and other resales contracts. Therefore, the outstanding balance of other assets includes the right to consideration related to subscriptions and other resales that have not yet been invoiced by the Company, and trade payables includes the accrual of expenses for the cost that has not yet been invoiced by the suppliers.

The outstanding balance of other assets as of December 31, 2023 and 2022 is as follows:

	As of December 31,
	2023	2022
Current
Unbilled Subscriptions	22,685	15,197
Other resales contracts	9,068	—
TOTAL	31,753	15,197

Non-current
Unbilled Subscriptions	4,088	10,657
TOTAL	4,088	10,657

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 18 – OTHER FINANCIAL ASSETS AND LIABILITIES

	As of December 31,
	2023	2022
Other financial assets
Current
Foreign exchange forward contracts	10,408	3,509
Convertible notes	3,359	2,491
Interest rate SWAP	852	155
Equity instruments	611	371
Equity forward contract	188	—
Others	—	3
TOTAL	15,418	6,529

Non-current
Equity instruments	28,743	27,521
Convertible notes	5,751	4,193
Equity forward contract	370	—
Interest rate SWAP	—	3,261
Others	—	3
TOTAL	34,864	34,978

Other financial liabilities
Current
Other financial liabilities related to business combinations (note 26) (1)	67,766	50,889
Put option on minority interest of GUT	13,006	—
Equity forward contract	393	981
Foreign exchange forward contracts	311	3,575
Put option on minority interest of Walmeric	—	3,871
Others	28	—
TOTAL	81,504	59,316

Non-current
Other financial liabilities related to business combinations (note 26)	99,737	69,635
Put option on minority interest of GUT	62,807	—
Equity forward contract	774	2,905
Put option on minority interest of Walmeric	—	5,515
TOTAL	163,318	78,055

(1) As part of the acquisition of Grupo ASSA and Pentalog, the sellers agreed to indemnify the Company for the outcome of certain contingencies. As a result, the Company has recognized an indemnification asset for a total amount of 10,067 and 6,071, as of December 31, 2023 and 2022, respectively. The consideration for these acquisitions includes 19,664 and 9,398 as of December 31, 2023 and 2022, respectively which is subject to adjustments, deductions and withholdings related to the indemnified contingencies. Consequently, the Company has off-set the indemnification asset against the amount payable to the sellers.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

18.1 Equity Instruments

Digital House investment

On December 31, 2020, Globant España S.A. entered into a share purchase agreement along side other two partners to acquire between the three of them 614,251 shares of Digital House Group Ltd, which 204,750 correspond to Globant España S.A, such amount was acquired for 9,167. On April 22, 2021, the Company entered into a subscription agreement pursuant to which the investors sell their participation in Acamica in exchange for an increase in Digital House's investment for 5,848. On September 30, 2021, the Company paid an additional 862. On July 7, 2022, the Company paid an additional 4,148, increasing it's investment to 17.2%. As of December 31, 2023, the Company has a 17.2% equity interest on Digital House, and the amount disclosed is 20,502 as other financial assets non-current.

As of December 31, 2023,and 2022 the Company recognized a loss of 2,372 and a gain 2,850, respectively, included in the line item "Net change in fair value on financial assets measured at FVOCI".

ELSA investment

On January 15, 2021, Globant España, signed a stock purchase agreement and acquired 4% of ELSA, Corp., for 2,700.On June 21, 2023, the Company paid and additional 1,130, increasing it's investment to 4.3%

As of December 31, 2023, and 2022 the Company recognized a gain of 2,640 and a loss of 2,047, respectively included in the line item "Net change in fair value on financial assets measured at FVOCI"

V.U investment

On April, 23, 2021, Globant España, signed a stock purchase agreement and acquired 3% of VU Inc., for 2,200.On September 18, 2023, the Company paid additional 618, increasing it´s investment to 3.1%.

As of December 31, 2023, the Company recognized a loss of 220 included in the line item "Net change in fair value on financial assets measured at FVOCI"

Singularity investment

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

As of December 31, 2022, the Company recognized a loss of 555 included in the line item "Net change in fair value on financial assets measured at FVOCI". As of December 31, 2023, the Company did not recognize any remeasurement in other comprehensive income.

Queiban investment

On September 12, 2022, Globant España S.A. signed a stock purchase agreement and acquired 3.77% of Queiban S.A. for 1,000.

As of December 31, 2023, the Company recognized a loss of 576 included in the line item "Net change in fair value on financial assets measured at FVOCI".

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

As of December 31, 2023, the Company recognized a gain of 249 included in the line item "Net change in fair value on financial assets measured at FVOCI".

NOTE 19 – TRADE PAYABLES

	As of December 31,
	2023	2022
Current
Expenses accrual	68,015	50,114
Suppliers (1)	48,481	35,754
Advanced payments from customers	8,049	3,529
TOTAL	124,545	89,397

(1)As of December 31, 2023 and 2022, the Company has 177 and 574 as outstanding balances with related parties (see note 24.1).

	As of December 31,
	2023	2022
Non current
Expenses accrual	2,981	5,445
TOTAL	2,981	5,445

NOTE 20 – PAYROLL AND SOCIAL SECURITY TAXES PAYABLE

	As of December 31,
	2023	2022
Current
Provision for vacation, bonus and others	170,010	148,874
Social security tax	41,763	37,716
Salaries	7,774	15,592
Cash-settled scheme	1,709	1,343
Directors fees	120	187
Other	467	107
TOTAL	221,843	203,819

	As of December 31,
	2023	2022
Non current
Provision for vacation, bonus and others	3,192	2,776
Cash-settled scheme	1,947	1,540
TOTAL	5,139	4,316

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 21 – BORROWINGS

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows:

	As of December 31,
	2023	2022
HSBC Bank - Syndicated loan (United States)	155,980	—
BPIfrance Financement (France)	3,079	—
Liga Nacional de Fútbol Profesional (Spain)	—	1,938
Centro para el Desarrollo Tecnológico Industrial (Spain)	—	894
BBVA (Mexico)	—	760
Banco Desio (Italia)	—	15
Others	48	92
TOTAL	159,107	3,699

Such balances were included as current and non-current borrowings in the consolidated statement of financial position as follows:

	As of December 31,
	2023	2022
Current
Bank loans	156,914	812
Other loans	2	2,026
Sub-Total	156,916	2,838
Non-current
Bank loans	2,191	55
Other loans	—	806
Sub-Total	2,191	861
TOTAL	159,107	3,699

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
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

On May 31, 2023, Globant, LLC (the “Borrower”), the U.S. subsidiary of the Company, entered into a Fourth Amended and Restated Credit Agreement (the “Credit Agreement”) with HSBC Bank USA, N.A. as administrative agent, issuing bank and swingline lender and certain financial institutions listed therein as lenders.Under the Credit Agreement, the Borrower may borrow up to $725 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility, and may request term loan tranches, in an aggregate amount not to exceed $350 million plus additional amounts, so long as the Maximum Net Leverage Ratio (as defined in the Credit Agreement) does not exceed 3.00 to 1.00 after giving effect thereto. The maturity date of each loan is May 30, 2028. Interest on the loans will accrue at a rate per annum equal to either (i) SOFR plus 0.10% plus between 1.25% and 1.875%, or (ii) the Alternate Base Rate (as defined in the Credit Agreement) plus between 0.25% and 0.875%, at the option of the Borrower. Undrawn commitment under the revolving credit facility are subject to a commitment fee at a rate per annum of 0.15% to 0.25%. The applicable margin and the commitment fee rate will be determined quarterly based upon the Maximum Net Leverage Ratio. The Borrower’s obligations under the Credit Agreement are guaranteed by the Company, its subsidiary, Globant España S.A., and the Borrower’s subsidiary Globant IT Services Corp. (the “Subsidiary Guarantor”), and are secured by substantially all of the Borrower’s and the Subsidiary Guarantor’s now owned and after-acquired assets. The Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit the flexibility of the Company in operating its business and its ability to take actions that might be advantageous to the Company and its shareholders. The Borrower is required to comply with two financial maintenance covenants, which are tested quarterly: (i) a minimum interest coverage ratio of 3.00 to 1.00 and (ii) a Maximum Net Leverage Ratio of 3.50 to 1.00.

Movements in borrowings are analyzed as follows:

	As of December 31,
	2023	2022	2021

Balance at the beginning of year	3,699	12,240	25,968
Borrowings related to business combination (note 26.2) (1) (4)	30,695	3,010	2,538
Proceeds from new borrowings (2) (5)	395,621	—	13,500
Payment of borrowings (3) (5)	(275,889)	(10,760)	(30,216)
Accrued interest (4)	4,106	2,491	915
Foreign exchange (4)	—	(3,127)	(375)
Translation (4)	875	(155)	(90)
TOTAL	159,107	3,699	12,240

(1) Relates to a line of credit granted by J.P.Morgan Chase & Co in USD to Experience IT and lines of credit granted by BPIfrance Financement and BNP Paribas in EUR to Pentalog with maturities between December 2026 and May 2028; and a loan granted by Python Midco S.a.r.l on December 10, 2020. As of December 31, 2023, these borrowings do not have any covenants.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(2)    During the year ended December 31, 2023, Globant LLC borrowed 395,000, under the Amended and Restated Credit Agreement with HSBC Bank USA, this loan will mature on May 30, 2028; according to the conditions agreed in the Fourth Amended and Restated Credit Credit Agreement on May 31, 2023.

(3) During the year ended December 31, 2023, the main payments were 243,344 by Globant LLC related to the principal amount and interests of the Amended and Restated Credit Agreement with HSBC Bank USA, 18,359 by Globant España related to the principal and interests of the loan owed by Python Bidco to Python Midco S.a.r.l, 6,225 by Pentalog related to the remaining principal amount and interest of BNP Paribas, 2,588 by Experience IT related to the remaining principal amount and interest of J.P.Morgan Chase & Co and 1,969 by Sports Reinvention Entertainment Group S.L to Liga Nacional de Fútbol Profesional related to the principal amount and interests. During the year ended December 31, 2022 , the main payments were 9,030 by Sistemas Globales, S.A to Banco Santander related to the principal amount and interests, and Hybrido Worldwide S.L. paid 808 related to the remaining principal amount and interests of the Banco Santander loan between January 3rd and May 23.

(4) Non-cash transactions.

(5) Cash transactions.

NOTE 22 – TAX LIABILITIES

	As of December 31,
	2023	2022
Current
VAT payable	22,262	16,213
Supplier withholding income taxes	5,461	951
Sales taxes payable	1,645	560
Personal properties tax accrual	1,308	1,177
Wage withholding taxes	213	2,504
Taxes payable related to Argentine Knowledge Economic Law	163	730
Other	2,177	1,319
TOTAL	33,229	23,454

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

Breakdown of reserves for lawsuits claims and other disputed matters include the following:

	As of December 31,
	2023	2022
Reserve for labor claims	114	185
Reserve for regulatory claims	16,334	13,430
TOTAL	16,448	13,615

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Roll forward is as follows:

	As of December 31,
Reserve for labor claims	2023	2022	2021
Balance at beginning of year	185	5	53
Additions	293	370	8
Recovery	(94)	(1)	(10)
Utilization of provision for contingencies	(216)	(89)	(38)
Foreign exchange	(54)	(100)	(8)
Balance at end of year	114	185	5

	As of December 31,
Reserve for regulatory claims	2023	2022	2021
Balance at beginning of year	13,430	9,632	10,130
Additions (1)	923	4,260	863
Additions related to business combinations	4,159	569	—
Recovery	(1,987)	(270)	(258)
Utilization of provision for contingencies (2)	(1,028)	(961)	(509)
Foreign exchange	837	200	(594)
Balance at end of year	16,334	13,430	9,632

	As of December 31,
Reserve for commercial claims	2023	2022	2021
Balance at beginning of year	—	—	2,400
Additions (3)	—	700	5,166
Utilization of provision for contingencies (4)	—	(700)	(7,566)
Balance at end of year	—	—	—

(1) Between 2010 and 2014, certain of Grupo Assa’s Brazilian subsidiaries were subject to two examinations by the Ministry of Labor (“MTE”) and the Brazilian Internal Revenue Service (“RFB”) in relation to the potential hiring of employees as independent contractors. As a result of such examinations, Grupo Assa’s Brazilian subsidiaries are subject to different administrative and judicial proceedings, seeking to collect payment of taxes and social security contributions allegedly owed by the companies, and impose certain associated fines. As of December 31, 2023, some of these administrative proceedings are still ongoing while others have resulted in judicial proceedings. The recognized liability as of December 31, 2023 and 2022 was 11,477 and 10,858, respectively. Under the Equity Purchase Agreement entered into for the acquisition of Grupo ASSA Worldwide S.A. and its affiliates (collectively “Grupo Assa”), certain of the above-mentioned proceedings are subject to indemnification provisions from the sellers for the total amount of 6,690 and 6,071 as of December 31, 2023 and 2022, respectively, accounted for in Other Financial Liabilities line, net. The effect of the increase of this regulatory claim was fully offset with the indemnification provision.

(2) In 2018, certain of our non-U.S. subsidiaries had been under examination by the U.S. Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States between 2013 and 2015. During the fourth quarter of 2021, the IRS and our subsidiaries reached a preliminary agreement on the proposed assessments which would amount to 1,300 including applicable interests and penalties. The Company paid 961 related to the principal amount on March 16, 2022, and is waiting for final confirmation on the amounts of the applicable interests and penalties to settle this matter definitely.

(3) On August 8, 2019, Certified Collectibles Group, LLC (“CCG”) and its affiliates filed a complaint in the U.S. District Court for the Middle District of Florida, Tampa Division, (Civil Action No. 19-CV-1962) against Globant S.A. and Globant, LLC, arising from a dispute relating to a service contract. After several discussions, on July 30, 2021, the parties filed a notice of settlement with the court. The claim was settled in 7,250 (of which 2,700 were covered by insurance reimbursement).

(4) On September 15, 2021, the Company made the first of two installment payments related to the settlement with Certified Collectibles Group, LLC. On November 30, 2021 the second installment was paid leaving the liability fully settled.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 24 – RELATED PARTIES BALANCES AND TRANSACTIONS

24.1 – Related parties

The Company provides software and consultancy services to certain related parties. Outstanding receivable balances as of December 31, 2023 and 2022 are as follows:

	As of December 31,
Trade receivables	2023	2022
Enigma.art LLC	266	14
TOTAL	266	14

	As of December 31,
Trade payables	2023	2022
Falcon Uru LLC	(177)	(574)
TOTAL	(177)	(574)

During the year ended December 31, 2023, 2022 and 2021, the Company recognized the Company recognized the following transactions:

	For the year ended December 31,
	2023	2022	2021
Revenue
Enigma.art LLC	429	915	—
Studio Eter LLC	—	190	—
TOTAL	429	1,105	—

	For the year ended December 31,
	2023	2022		2021
Costs of revenues and Selling, general and administrative expenses
Falcon Uru LLC	(994)	(780)		—
Enigma.art LLC	—	(75)		—
TOTAL	(994)	(855)	—	—

24.2 – Compensation of key management personnel

The remuneration of members of key management personnel during each of the three years are as follows:

	For the year ended December 31,
	2023	2022	2021
Salaries and bonuses	6,972	6,768	6,709
TOTAL	6,972	6,768	6,709

The remuneration of directors and key executives is determined by the Board of Directors based on the performance of individuals and market trends.

During 2021, the Company granted 55,500, 5,000, 1,564, 540, 702 and 468 restricted stock units at a grant price of $298.47, $297.49, $267.19, $232.11, $213.57 and $328.96, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During 2022, the Company granted 292, 2,220, 300, 78,317 and 324,380 restricted stock units at grant prices of $226, $210, $167, $219 and $138.00, respectively.

During 2023, the Company granted 6,500, 106,950, 6, 87 and 571 restricted stock units at a grant price of $148.96, $148.97, $157.4, $173.26 and $194.54, respectively.

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

In addition, on December 1, 2021, our compensation committee, as administrator, approved the granting of awards in the form of Stock-Equivalent Units to be settled in cash or common shares ("SEUs Plan"), or a combination thereof, under the 2014 Equity Incentive Plan. The purpose of the SEUs Plan is to provide an incentive to attract, retain and reward talent in the IT industry and to prompt such persons to contribute to the growth and profitability of the Company. The SEUs Plan provides all eligible employees the opportunity of receiving a grant of SEUs with a unit value equal to the market value of one common share of the Company. The SEUs will be settled in cash or common shares of the Company, at the option of the eligible employee, and shall vest during a four years period, in four equal annual installments of 25% each, commencing on the first anniversary of the grant date, 60% of the shares will be tied to retention and 40% will be tied to performance (PSEUs). As of December 31, 2022, the Company have granted 61,072 SEUs and PSEUs, 28,059 and 57,779 were outstanding as of December 31, 2023 and 2022, respectively, net of any cancelled and/or forfeited awards. Of the stock-equivalent units granted, 50% were in the form of PSEUs and 50% were in the form of SEUs.

During the years 2023 and 2022, as part of the 2014 Equity Incentive Plan, the Company granted awards to certain employees in the form of Restricted Stock Units ("RSUs"), having a par value of $1.20 each, with a specific period of vesting. Each RSU is equivalent in value to one share of the company´s common stock and represents the Company´s commitment to issue one share of the Company's common stock at a future date, subject to the term of the RSU agreement.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following shows the evolution of the share options for the years ended at December 31, 2023 and 2022:

	As of December 31, 2023		As of December 31, 2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at the beginning of year	546,827	30.91	643,957	31.79
Forfeited during the year	(500)	32.36	(2,750)	22.20
Exercised during the year	(145,630)	28.18	(94,380)	37.17
Balance at end of year	400,697	31.36	546,827	30.91

The following shows the evolution of the RSUs for the years ended at December 31, 2023 and 2022:

	As of December 31, 2023		As of December 31, 2022
	Number of RSU	Weighted average grant price	Number of RSU	Weighted average grant price
Balance at the beginning of year	1,089,727	166.04	579,492	164.73
RSU granted during the year	378,323	169.61	801,041	159.12
Forfeited during the year	(45,935)	201.71	(24,506)	178.34
Issued during the year	(257,079)	167.22	(266,300)	122.29
Balance at end of year	1,165,036	165.42	1,089,727	166.04

The following shows the evolution of the SEUs for the years ended at December 31, 2023 and 2022:

	As of December 31, 2023		As of December 31, 2022
	Number of SEU	Weighted Average Fair Value	Number of SEU	Weighted Average Fair Value
Balance at the beginning of year	57,779	168.16	—	—
SEU granted during the year	—	—	61,072	168.16
Forfeited during the year	(19,796)	190.43	(3,293)	168.16
Issued during the period	(9,924)	190.43	—	—
Balance at end of year	28,059	237.98	57,779	168.16

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the RSU at the end of the year:

Grant date	Grant price ($)	Number of Restricted Stock Units	Fair value at grant date ($)	Expense as of December 31, 2023 ($) (*)
2019	from 52.10 to 103.75	1,750	—	533

2020	from 130.99 to 189.53	53,040	7,863	4,630

2021	from 200.61 to 298.47	70,580	20,150	8,886

2022	from 138.00 to 265.96	713,149	107,517	23,070

2023	from 137.78 to 233.10	317,853	54,174	13,903

Subtotal		1,156,372	189,704	51,022

Non employees RSU

2020	from 130.99 to 189.53	775	123	63

2021	232.11	1,500	348	124

2022	from 186.83 to 265.96	1,350	296	370

2023	from 166.37 to 235.62	5,039	1,025	302

Subtotal		8,664	1,792	859
TOTAL		1,165,036	191,496	51,881

The following tables summarizes the share options at the end of the year:

Grant date	Exercise price ($)	Number of stock options	Number of stock options vested as of December 31, 2023	Fair value at grant date ($)	Fair value vested ($)	Expense as of December 31, 2023 ($) (*)
2014	10.00	43,921	43,921	149	149	156

2015	from 28.31 to 34.20	77,653	77,653	540	540	276

2016	from 29.01 to 32.36	201,623	201,623	1,543	1,543	708

2017	36.30	—	—	—	—	—

2018	from 44.97 to 55.07	77,500	77,500	1,570	1,570	276

2019	52.10	—	—	—	—	—

TOTAL		400,697	400,697	3,802	3,802	1,416

(*) Includes social security taxes.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Deferred income tax asset arising from the recognition of the share-based compensation plan amounted to 14,827 and 13,048 for the years ended December 31, 2023 and 2022, respectively.

The following tables summarizes the SEU at the end of the year:

Grant date	Grant price ($)	Number of Restricted Phantom Stock Units	Fair value at grant date ($)	Expense as of December 31, 2023 ($) (*)
2022	268.05	15,367	4,139	1,038

2022	210.07	1,362	288	94

2022	181.2	8,577	1,557	779

2022	169.78	2,753	466	411

TOTAL		28,059	6,450	2,322

(*) Includes social security taxes.

25.2 - Share options exercised, RSU and SEU vested during the year:

	As of December 31, 2023		As of December 31, 2022
	Number of options exercised	Exercise price	Number of options exercised	Exercise price
Granted in 2018	2,500	55.07	2,500	55.07
Granted in 2019	2,000	52.10	—	52.10
Granted in 2018	10,000	46.00	20,750	46.00
Granted in 2018	5,000	44.97	—	44.97
Granted in 2016	—	39.37	27,000	39.37
Granted in 2017	7,500	36.30	—	36.30
Granted in 2016	45,510	32.36	33,920	32.36
Granted in 2015	256	29.34	—	29.34
Granted in 2016	834	29.01	—	29.01
Granted in 2015	48,713	28.31	8,385	28.31
Granted in 2014	23,317	10.00	1,825	10.00
Balance at end of the year	145,630		94,380

The average market price of the share amounted to 179.89 and 209.95 for years 2023 and 2022, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the RSU vested during the years 2023 and 2022:

	December 31, 2023		December 31, 2022
	Number of RSUs vested	Grant price	Number of RSUs vested	Grant price

Granted in 2021	—	328.96	468	328.96
Granted in 2021	16,300	298.47	16,375	298.47
Granted in 2021	1,500	297.49	1,500	297.49
Granted in 2021	155	288.64	323	288.64
Granted in 2022	—	268.31	189	268.31
Granted in 2021	10,771	267.19	12,608	267.19
Granted in 2022	1,883	265.96	—	265.96
Granted in 2021	3,750	232.11	5,315	232.11
Granted in 2022	4,487	226.30	1,662	226.30
Granted in 2022	197	225.30	196	225.30
Granted in 2022	19,993	219.34	2,585	219.34
Granted in 2022	12	218.57	20	218.57
Granted in 2021	—	213.57	2,607	213.57
Granted in 2022	12,754	210.07	—	210.07
Granted in 2022	2,438	204.08	—	204.08
Granted in 2021	4,979	200.61	—	200.61
Granted in 2022	780	192.94	—	192.94
Granted in 2020	15,917	189.53	15,998	189.53
Granted in 2022	804	186.83	—	186.83
Granted in 2020	250	184.72	250	184.72
Granted in 2022	139	184.01	—	184.01
Granted in 2021	—	184.00	1,077	184.00
Granted in 2020	6,385	180.60	15,504	180.60
Granted in 2022	1,313	173.67	—	173.67
Granted in 2023	3,731	173.26	—	173.26
Granted in 2023	441	171.78	—	171.78
Granted in 2022	1,416	169.78	—	169.78
Granted in 2022	813	167.46	655	167.46
Granted in 2023	120	165.90	—	165.90
Granted in 2023	130	160.71	—	160.71
Granted in 2023	41,180	157.40	—	157.40
Granted in 2023	3,152	148.97	—	148.97
Granted in 2023	484	146.28	—	146.28
Granted in 2023	26	137.78	—	137.78
Granted in 2020	3,125	137.57	3,125	137.57
Granted in 2020	38,555	130.99	38,809	130.99
Granted in 2019	500	103.75	750	103.75
Granted in 2019	1,000	94.93	1,000	94.93
Granted in 2019	56,999	87.44	61,992	87.44
Granted in 2018	—	55.07	1,000	55.07
Granted in 2018	—	52.74	1,000	52.74
Granted in 2019	600	52.10	600	52.10
Granted in 2018	—	50.92	2,500	50.92
Granted in 2018	—	46.00	78,192	46.00
Balance at end of the year	257,079		266,300

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the SEU vested during the years 2023 and 2022:

	As of December 31, 2023
	Number of SEU's vested	Exercise price

Granted in 2022 (*)	9,005	186.75
Granted in 2022 (*)	919	226.50
Balance at end of the year	9,924

(*) In 2022 no SEU's were vested.

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

There were no granted stock options as of December 31, 2023 and 2022.

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
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

On June 29, 2023, the Company approved to amend the special condition awards granted in August 2022, to the effect of reducing the threshold minimum average closing price for vesting from $420 to $350 per share through (but excluding) June 29, 2026, and increasing it by $35 per share per year until August 11, 2030 and June 29, 2031 for US and non-US residents, respectively. These awards will vest in two equal tranches occurring the first one immediately after the date in which the vesting condition is satisfied and the second occurring on the first anniversary of such vesting event. As of December 31, 2022, the Company granted 597,521 of these awards. As of December 31, 2023, the Company has not granted new RSU and PRSU with these conditions.

In March 2021, the Company adopted the Globant S.A. 2021 Employee Share Purchase Plan (the "ESPP") which provides eligible employees with an opportunity to acquire a proprietary interest in the Company through the purchase of the Company's common shares.

The ESPP permits participants to purchase Common Shares through payroll deductions defined by the employee up to a maximum percentage set in each country of their eligible compensation. The ESPP will typically be implemented through consecutive six months offering periods. Amounts deducted and accumulated from participant compensation will be used to purchase Common Shares at the end of each offering period. Under the terms of the ESPP, the purchase price of the shares shall not be less than 90.0% of the lower of the fair market value of a Common Share on the first trading day of the offering period or on the purchase date. Subject to adjustment as provided by the ESPP and unless otherwise provided by the Compensation Committee, the purchase price for each offering period shall be 90% of the fair market value of a Common Share on the purchase date.

During the twelve months ended December 31, 2023, 2022 and 2021, in connection with the ESPP Plan, the Company has repurchased 42,500, 46,500 and 27,000 , respectively, and 48,130, 39,136 and 7,453 have been delivered, respectively.

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

Assumptions	Granted in 2022 for 2014 Plan
	Original Assumptions	Modifications to Original Assumptions
		Non US Employees	US Employees
Stock price	206.23	133.3	128.8
Expected life	7 years	8 years	7 years
Volatility	42.78%	—	—
Risk-free interest rate	2.63%	—	—

The share based payment was modified as detailed in the table above. The incremental fair value determined was 19.63 and 14.61 for Non US Employees and US Employees, respectively, and will be accrued in the remaining period.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

As of December 31, 2022, the Company has granted 61,072 stock equivalent units. As of December 31, 2023 no stock equivalent unit has been granted.

NOTE 26 – BUSINESS COMBINATIONS

26.1 Business combinations 2023

On April 20, 2023, Globant, S.A. (the "Company"), through its subsidiary Globant, LLC, entered into an Equity Purchase Agreement (the "Agreement") with the equity holders of ExperienceIT LLC ("ExperienceIT"), an American limited liability company pursuant to which the Company purchased all of the outstanding interest. The transaction was simultaneously signed and closed. ExperienceIT's business consists in the provision of advisory services and training in connection with end-to-end digital transformation projects related to, among other things, customer service experience, M&A integration, IT integration and digital optimization.

On May 6, 2023, Globant, S.A. (the "Company"), through its subsidiary Globant España S.A., entered into an Equity Purchase Agreement (the "Agreement") with the equity holders of Pentalog France, société par actions simplifiée, a French corporation and its subsidiaries, Pentalog HR SASU, a French corporation, Pentalog Deutschland GmbH, a German corporation, Pentalog Vietnam Co. Ltd., a Vietnamese corporation, Pentalog Chi S.R.L., a Moldovan corporation, Pentalog Romania SRL, a Romanian corporation, Pentalog HR Romania SRL a Romanian corporation, Pentalog Mexico S. de R.L. de C.V., a Mexican corporation, Pentalog Americas LLC, an American corporation, Pentalog UK Ltd, a British corporation, and Python Bidco, a French corporation, all together referred to as "Pentalog", pursuant to which the Company purchased all of the outstanding interest. The transaction was signed on May 6, 2023 and the closing date was on July 20, 2023. Pentalog business consists on the provision of outsourced digital services to third-parties, including the design, development and scaling of custom software solutions, and the management of a digital platform designed to onboard software developers, professionally vet them and provide their services to customers.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

On August 3, 2023, Globant, S.A. (the "Company"), through its subsidiary Sysdata S.p.A, entered into an Asset and Business Purchase Agreement (the "Agreement") with the equity holders of Chili S.p.A and Chili Tech S.r.l., Italian companies pursuant to which the Company purchased all of the outstanding interest. The transaction was simultaneously signed and closed. The assets include, among others, a Technology Services and Solutions Agreement for FIFA+ entered into by and between the Sellers, as services providers, and FIFA, as client, dated March 21, 2023, as well as certain third-party agreement entered into by Wurl LLC and Chili on February 14, 2022, selected employees, certain technological assets necessary or convenient to carry out the Business, certain business and IP licenses to be granted by the Sellers to the Purchaser, and certain capped liabilities related thereto, all of which as a going-concern (the “Transferred Business”).

On October 19, 2023, the Company, jointly with its subsidiary Globant España S.A. ("Globant España"), entered into a Securities Purchase Agreement (the "SPA"), with, among others, the equity holders of GUT Agency LTD, an English and Welsh company (the "Sellers" and "GUT UK", respectively), pursuant to which (i) Globant España purchased from the Sellers sixty per cent (60%) of the issued and outstanding equity interest of GUT UK, and (ii) our Spanish subsidiary Software Product Creation S.L. ("SPC"), acquired an additional five per cent (5%) of the issued and outstanding equity interest of GUT Argentina S.R.L., an Argentine subsidiary of GUT UK ("GUT ARG"). The transaction was simultaneously signed and closed. GUT UK is a full-service advertising agency, including ideation and advertising production services, as well as brand positioning strategy, brand architecture and experience journey, creative strategy sprints, communications planning, social strategy, media planning and buying, content platform, influencer marketing, performance marketing, loyalty programs, and data and analytics services related to the foregoing.

On December 8, 2023, the Company jointly with its subsidiary Globant Brasil Consultoria Ltda., entered into an Equity Purchase Agreement (the "Agreement") with the equity holder of Iteris Holding Ltda., a company organized under the Laws of Brazil ("Iteris") and its subsidiaries Briteris LLC, an American company organized under the Laws of Delaware and Iteris Consultoria e Software Ltda., a company organized under the Laws of Brazil, pursuant to which the Company purchased all of the outstanding interest. The transaction was simultaneously signed and closed. Iteris business consists of the provision and development of services for end-to-end digital transformation projects, namely agile transformation, product design, product discovery, product management, software quality management, solution architecture, advanced analytics, big data, business intelligence, data visualization, artificial intelligence, API & microservices, cloud, devops, test automation, web & mobile development, microsoft 365 E sharepoint, mulesoft anypoint platform, cap platform and PO-RH.

The table below gives additional details related to these acquisitions:

Fair value of the consideration transferred at the acquisition date
Down payment (1)	351,759
Working capital adjustment	505
Installment Payments (2)	39,659
Contingent consideration (3)	59,062
Total consideration	450,985
(1) Payment in cash 286,695 and 65,064 in G-shares (including 139,564 in cash and 32,320 in G-shares related to Pentalog acquisition).
(2) Contains 37,005 of liability, current and non-current, payable in a variable number of shares (including 10,066 related to Pentalog acquisition).
(3) Consist of 11,463 and 47,599 as Other financial liabilities current and non-current, respectively.

For contingent considerations, an estimate of the range of outcomes and the significant inputs related are disclosed in note 29.9.1

Acquisition related expenses were not material and were recognized directly as expensed.

As of the date of issuance of these consolidated financial statements, the accounting for the GUT and Iteris acquisition is incomplete; hence, pursuant the guidance in IFRS 3, the Company has included preliminary amounts and disclosures as it relates to:

• Fair value of the total consideration transferred since the Company has not completed the fair value analysis of the consideration transferred as of the date of issuance of these financial statements.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

26.1.1 Non-controlling Interest Acquisition

During 2023 the Company made some individually immaterial acquisitions which were completed primarily to expand our services and solutions offerings.

On July 8, 2021 Software Product Creation, S.L. (the "Majority Shareholder") and Globant, S.A., with Internet Business Intelligent Insite, S.L. and Next Generation Communication Services, S.L. (jointly referred to as the "Minority Shareholder") entered into a put and call option agreement over the remaining twenty percent (20%) of Walmeric Soluciones, S.L (the "Option shares"), with the purpose to set out the terms and conditions of: (i) a put option over the Option Shares to be granted by Software Product Creation, S.L. in favor of the Minority Shareholders; and (ii) a call option over the Option Shares to be granted by the Minority Shareholders in favor of Software Product Creation, S.L., which can be exercised by the non-controlling shareholders from March 1, 2022 till March 1, 2024.

On July 8, 2021 the Company recognized in equity a put option over non-controlling interest of Walmeric for 16,285.

On March 30, 2022 the company exercise the call/put option of the year 2022 of the 6% over the non-controlling interest of Walmeric, leaving a non-controlling interest for the 14%.

As of December 31, 2022, the Company has recognized as current and non-current other financial liabilities the written put option for an amount 3,871 and 5,515, respectively, equal to the present value of the redemption amount.

On March 16, 2023, Software Product Creation, S.L. (the "Majority Shareholder") with Internet Business Intelligent Insite, S.L. and Next Generation Communication Services (jointly referred to as the "the Sellers"), entered into a new agreement pursuant to which the Sellers agree to: (i) sell and transfer the remaining shares; (ii) terminate the Shareholders Agreement and the Put and Call Option Agreement, and (iii) the regulation of certain covenants undertaken by the Parties.

With such agreement, the parties agree to transfer the remaining shares (the 14% of non-controlling interest) for a cash payment equal to the value of the Put Option of the year 2023 plus a contingent consideration to be determined based on the terms of the Put Option of the year 2024, which is subject to the achievement of financial targets for the year 2023. The result for the transaction amounted to 1,589 and is disclosed in Other income and expenses, net line item.

26.2 - Purchase Price Allocation

As of December 31, 2023, the fair values of the assets acquired, liabilities assumed and goodwill amounted to 174,029, 116,195 and 401,164, respectively, from which certain acquisitions are determined on preliminary basis and amounted to 77,722, 54,261 and 195,137, respectively, determined at the date of acquisition in the business combinations.

As of December 31, 2022, the fair values of the assets acquired, liabilities assumed and goodwill amounted to 186,540, 57,679 and 184,036, respectively, determined at the date of acquisition in the business combinations.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of Acquisition Date
	2023		2022
Current assets
Cash and cash equivalents	33,004		46,075
Investments	1,327		1,152
Trade receivables	62,692		33,539
Other receivables	24,006		8,022
Indemnification asset	4,088	—	—
Other assets	—		3

Non current assets
Other receivables	2,743		372
Other financial assets	3		—
Property and equipment	3,382		1,323
Intangibles (1)	36,800		83,215
Right-of-use asset	3,740		3,624
Deferred tax	2,244		8,498
Investment in associates	—		717
Goodwill (2)	401,164		184,036

Current liabilities
Trade and other payables	(29,422)		(23,217)
Lease liabilities	(3,883)		(716)
Tax liabilities	(13,848)		(6,101)
Payroll and social security	(28,527)		(10,772)
Other liabilities	(466)		(571)
Borrowings	(4,105)		(2,958)

Non current liabilities
Deferred tax liabilities	(5,185)		(9,647)
Lease liabilities	(10)		(3,076)
Borrowings	(26,590)		(52)
Contingencies	(4,159)		(569)

Non-controlling interest (3)	(8,013)		(45,216)

Total consideration	450,985		267,681

(1) As of Acquisition Date in, 2023 and 2022, the amount of 35,811 and 34,250, respectively, have been allocated to customer relationships and contracts (including 22,364 related to Pentalog acquisition), 38 and 33,370 as licenses and platforms, respectively.
(2) Goodwill has arisen because the consideration paid for these acquisitions included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of acquired companies. Only the customer contracts and relationships, internally used software, platforms and non-compete agreements are recognized as intangible. The other benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. As of December 31, 2023 and 2022, 401,163 and 184,036, are not deductible for tax purposes, respectively.
(3)Non-controlling interest in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets at its fair values.

The fair values of the receivables acquired do not differ from their gross contractual amount.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

26.3 Impact of acquisitions on the results of the Company
The net income for the year ended December 31, 2023 includes a gain of 7,593 attributable to the business generated by the companies acquired in 2023. Revenue for the year ended December 31, 2023 includes 90,812 related to the business of those companies.

Had the businesses combinations made in 2023 been performed on January 1, 2023, the consolidated revenue of the Company would have been 2,257,256 and the net income for the year ended December 31, 2023, would have been 159,738.

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

In addition, the Company measures the CGU based on value-in-use calculations, which requires the use of various assumptions including revenue growth, gross margin, terminal growth rate and discount rates. The assumptions considered by the Company as of December 31, 2023 and 2022, were the following: projected cash flows for the following five years for both years, the average growth rate considered was 19.1% and 21.6%, respectively, and the rate used to discount cash flows was 10.9% and 11.2%, respectively. The long-term rate used to extrapolate cash flows beyond the projected period as of December 31, 2023 and 2022, was 4%. The recoverable amount is the higher of an asset's fair value less cost of disposals and value in use.

Very material adverse changes in key assumptions about the businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of recoverable value and could result in an impairment charge. Based upon the Company's evaluation of goodwill, no impairment were recognized during 2023, 2022 and 2021.

A reconciliation of the goodwill from opening to closing balances is as follows:

	As of December 31,
	2023	2022
Cost
Balance at beginning of year	734,952	567,451
Additions related to new acquisitions (note 26.2)	401,163	184,036
Translation	25,293	(17,322)
Measurement period adjustment	2,275	787
Balance at end of year	1,163,683	734,952

26.5 Effects of offsetting on acquisition

As part of the acquisition of Pentalog, the sellers agreed to indemnify the Company for the outcome of certain contingencies. As a result, the Company has recognized an indemnification asset for a total amount of 4,088, as of December 31, 2023. The consideration for this acquisition includes 10,266 (11,139 measured at present value) as of December 31, 2023, which are subject to adjustments, deductions and withholdings related to the indemnified contingencies. Consequently, the Company has off-set the indemnification asset against the amount payable to the sellers.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As of December 31, 2023
Gross Amount	10,266
Gross amount set off in the balance sheet	4,088
Net amount presented in the balanced sheet	6,178

26.6 Impact of the acquisition of Adbid and Sports Reinvention Entertainment Group, S.L

The Company completed the fair value determination of the consideration for the acquisition of Adbid and Sports Reinvention Entertainment Group S.L within the measurement period, resulting in:

December 31, 2022
Decrease Working Capital	(1,128)
Intangible Assets recognized	960
Goodwill	(4,252)
Other financial liabilities - decrease in contingent consideration	4,167
Non-controlling interest	253

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

The Company provides services related to technology consultancy and digital solutions, and from a broad array of AI-based solutions to world-class enterprise systems.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table summarizes revenues by geography, based on the customers' location:

	For the year ended December 31,
	2023	2022	2021
North America
United States of America	1,210,981	1,095,895	803,934
Canada	32,735	38,895	26,970
Puerto Rico	2,256	358	396
Subtotal North America	1,245,972	1,135,148	831,300
Europe, Middle East & Africa
Spain	148,465	86,410	94,459
United Kingdom	55,746	45,017	27,156
Italy	28,384	9,320	507
France	25,854	6,593	2,600
Switzerland	16,932	8,859	5,710
Saudi Arabia	12,731	4,187	—
Germany	6,613	5,840	1,424
Netherlands	5,666	4,975	3,604
Belgium	5,245	5,577	8,705
Ireland	3,688	1,104	1,435
Sweden	3,506	897	53
Romania	2,350	—	—
Austria	2,250	131	—
Malta	1,887	899	386
Luxembourg	1,790	3,676	4,777
Denmark	668	2,246	411
Others	1,771	992	107
Subtotal Europe, Middle East & Africa	323,546	186,723	151,334
Asia & Oceania
India	20,060	21,191	10,442
Japan	18,031	11,739	8,514
Australia	11,566	3,010	5,223
Hong Kong	9,261	1,350	—
Singapore	2,696	2,600	906
United Arab Emirates	1,051	8,938	401
Others	533	1,190	643
Subtotal Asia & Oceania	63,198	50,018	26,129
Latin America
Argentina	137,207	120,578	87,756
Chile	97,049	115,494	86,809
Mexico	96,075	75,442	53,455
Brazil	58,061	31,060	20,821
Peru	27,091	25,131	15,695
Colombia	25,122	19,206	14,357
Dominican Republic	7,068	5,706	3,788
Panama	5,609	2,698	744
Uruguay	3,774	2,993	755
Ecuador	2,572	5,175	1,061
Paraguay	988	3,088	2,823
Others	2,607	1,783	251
Subtotal Latin America	463,223	408,354	288,315
TOTAL	2,095,939	1,780,243	1,297,078

One largest customer accounted for 8.7%, 10.7% and 10.9% of revenues for the years ended December 31, 2023, 2022 and 2021.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	As of December 31,
	2023	2022
Spain	625,152	587,354
United States of America	156,132	83,666
Brazil	151,599	28,649
United Kingdom	133,975	51,746
Argentina	129,978	156,594
France	114,079	44
Colombia	61,447	64,666
Mexico	54,160	51,965
Uruguay	54,109	47,903
Italy	52,111	27,844
Denmark	32,124	32,469
Germany	24,973	1,112
Australia	24,776	24,779
Hong Kong	15,931	15,577
Chile	12,341	13,395
India	12,269	26,814
Canada	11,762	103
Romania	7,173	1,492
Peru	6,656	8,393
Costa Rica	5,067	821
Luxembourg	4,226	4,226
Belarus	3,216	5,461
Ukraine	1,484	—
Poland	769	42
Ecuador	754	690
Moldova	594	—
Vietnam	219	—
Other countries	237	87
TOTAL	1,697,313	1,235,892

NOTE 28 – LEASES

The Company is obligated under various leases for office spaces and office equipment.

Movements in right-of-use assets and lease liabilities as of December 31, 2023 and 2022 were as follows:

	Office spaces	Office equipments	Computers	Total
Right-of-use assets
January 1, 2023	108,610	19,243	19,458	147,311
Additions	6,735	206	3,383	10,324
Additions from business combinations (note 26.2)	3,740	—	—	3,740
Disposals	(2,543)	—	—	(2,543)
Depreciation (note 6)	(25,680)	(3,265)	(11,037)	(39,982)
Foreign currency translation	550	—	—	550
December 31, 2023	91,412	16,184	11,804	119,400

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Office spaces	Office equipments	Computers	Total
Right-of-use assets
January 1, 2022	104,565	22,104	17,912	144,581
Additions	22,403	320	11,809	34,532
Additions from business combinations (note 26.2)	3,624	—	—	3,624
Depreciation (note 6)	(21,800)	(3,181)	(10,263)	(35,244)
Foreign currency translation	(182)	—	—	(182)
December 31, 2022	108,610	19,243	19,458	147,311

Lease liabilities

	As of December 31,
	2023	2022
Balance at beginning of year	135,138	134,485
Additions (1)	10,324	36,090
Additions from business combinations (note 26.2)	3,893	3,792
Foreign exchange difference (1)	8,256	(7,976)
Foreign currency translation (2)	351	(689)
Interest expense (1)	6,319	6,822
Payments (2)	(44,833)	(37,386)
Disposals	(712)	—
Balance at end of year	118,736	135,138

(1) Non-cash transactions.
(2) Cash transactions.

The Company has some lease contracts that have not yet commenced as of December 31, 2023 and 2022 . The future lease payments for these lease contracts are disclosed as follows:

As of December 31, 2023
Year	Amount
2024	1,968
2025	1,968
2026	1,968
2027	1,968
2028	1,968

As of December 31, 2022
Year	Amount
2023	207
2024	311
2025	311
2026	311
2027	311
2028	104

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The outstanding balance of the lease liabilities as of December 31, 2023 and 2022 is as follows:

	As of December 31,
	2023	2022
Lease liabilities
Current	47,852	37,681
Non-current	70,884	97,457
TOTAL	118,736	135,138

The maturity analysis of lease liabilities is presented in note 29.5.

The expense related to short-term and low-value leases was not material.

NOTE 29 – FINANCIAL INSTRUMENTS

29.1 - Categories of financial instruments

	As of December 31, 2023
	FVTPL	FVTOCI	Amortized cost
Financial assets
Cash and cash equivalents	—	—	307,223
Investments
Mutual funds	13,570	—	—
Commercial Papers	2,500	—	—
Contribution to funds	—	—	1,833
Trade receivables	—	—	499,283
Other assets	—	—	35,841
Other receivables	—	—	17,474
Other financial assets
Convertible notes	9,110	—	—
Foreign exchange forward contracts	2,330	8,078	—
Equity instruments	—	29,354	—
Interest rate SWAP	852	—	—
Equity forward contract	—	558	—

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2023
	FVTPL	FVTOCI	Amortized cost
Financial liabilities
Trade payables	—	—	119,477
Borrowings	—	—	159,107
Other financial liabilities (1)
Other financial liabilities related to business combinations	95,216	—	72,287
Foreign exchange forward contracts	308	3	—
Equity forward contract	—	1,167	—
Others	—	—	28
Lease liabilities	—	—	118,736
Other liabilities	—	—	896
(1) The Company recognized a put option liability for 75,813 (see note 3.13.3) related to the minority interest of GUT. Changes in the measurement of the redemption amount are recognized in the statements of changes in equity.

	As of December 31, 2022
	FVTPL	FVTOCI	Amortized cost
Financial assets
Cash and cash equivalents	—	—	292,457
Investments
Mutual funds	47,009	—	—
Contribution to funds	—	—	1,513
Bills issued by the Treasury Department of the U.S. ("T-Bills")	—	1,399	—
Trade receivables	—	—	424,810
Other assets	—	—	25,854
Other receivables	—	—	12,122
Other financial assets
Convertible notes	6,684	—	—
Foreign exchange forward contracts	552	2,957	—
Equity instruments	—	27,892	—
Interest rate SWAP	3,416	—	—
Others	—	—	6

Financial liabilities
Trade payables	—	—	91,313
Borrowings	—	—	3,699
Other financial liabilities
Foreign exchange forward contracts	2,004	1,571	—
Other financial liabilities related to business combinations	54,667	—	65,857
Put option on minority interest of Walmeric	—		9,386
Equity forward contract	—	3,886	—
Lease liabilities	—	—	135,138
Other liabilities	—	—	808

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

Except for the subsidiaries that have its local currency as functional currency, the functional currency of the Company and its subsidiaries is the U.S. dollar. In 2023, 72.27% of the Company's revenues are denominated in U.S. dollars. Because the majority of its personnel are located in Latin America, the Company incurs the majority of its operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Colombian peso, Mexican peso, Chilean peso, Peruvian sol, Uruguayan peso and Brazilian real. Operating expenses are also significantly incurred in Indian Rupee, Great Britain Pound and European Union Euros.

Foreign exchange sensitivity analysis

The Company is mainly exposed to Argentine pesos, Australian Dollar, Chilean pesos, Colombian pesos, Danish Krone, Indian rupees, European Union euros, Mexican pesos, Pounds sterling and Uruguayan pesos.

The following tables illustrate the Company's sensitivity to increases and decreases in the U.S. dollar against the relevant foreign currency. The following sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2023 and adjusts their translation at the year-end for changes in U.S. dollars against the relevant foreign currency.

			Gain/(loss)
Account	Currency	Amount	% Increase	Amount	% Decrease	Amount

Net balances	Argentine pesos	6,573	30%	(1,517)	10%	730
	Australian Dollar	(16,018)	10%	1,456	10%	(1,780)
	Chilean pesos	(191)	10%	17	10%	(21)
	Colombian pesos	(49,959)	10%	4,542	10%	(5,551)
	Danish Krone	(11,052)	10%	1,005	10%	(1,228)
	Indian Rupees	(21,514)	10%	1,956	10%	(2,390)
	European Union euros	6,705	10%	(610)	10%	745
	Mexican pesos	(4,403)	10%	400	10%	(489)
	Pound sterling	(4,662)	10%	424	10%	(518)
	Uruguayan pesos	(10,131)	10%	921	10%	(1,126)
	TOTAL	(104,652)		8,594		(11,628)

As explained in note 29.10, the subsidiaries in Argentina, Colombia, United States, Mexico, Chile and Uruguay entered into foreign exchange forward and future contracts in order to mitigate the risk of fluctuations in the foreign exchange rate and reduce the impact in the financial statements.

The effect in equity of the U.S. dollar fluctuation against the relevant foreign currency as of December 31, 2023, is not material.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Depreciation of the Argentine Peso

During 2023, the Argentine peso experienced a 355.7% devaluation from 177.06 Argentine peso per U.S dollar to 806.95 Argentine peso per U.S dollar.

During 2022, the Argentine peso experienced a 72.5% devaluation from 102.62 Argentine peso per U.S dollar to 177.06 Argentine peso per U.S dollar.

29.4 - Interest rate risk management

The Company's exposure to market risk for changes in interest rates relates primarily to its cash and bank balances and its credit facilities. The Company's credit line in the U.S. bear interest at a fixed rate between 1.25% or 1.88% depending on the amount borrowed. During the beginning of 2021 the Company chose to discontinue the hedge accounting of the remaining interest rate swap acquired during 2020, since the hedged future cash flows were no longer expected to occur. As of December 31, 2022 and 2021, the Company has recognized a loss of 255 and a gain of 132 included in the line item "Other comprehensive income", respectively. As of December 31, 2023, 2022 and 2021 the Company has recognized a net gain of 356, 3,701 and 837, respectively, through results of profit and loss.

Interest rate swap assets and liabilities are presented in the line item "Other financial assets" and "Other financial liabilities" within the statements of financial position, respectively.

Interest rate swap contracts outstanding as of December 31, 2023 and 2022:

		Floating rate	Fixed rate	Fair value
Maturity Date	Notional	receivable	payable	assets / (liabilities)
Instruments for which hedge accounting has been discontinued
Current
March 11, 2024	15,000	SOFR	0.647%	181
March 12, 2024	20,000	SOFR	0.566%	245
April 30, 2024	25,000	SOFR	0.355%	426
Fair value as of December 31, 2023				852

Instruments for which hedge accounting has been discontinued
March 31, 2023	15,000	1month LIBOR	0.511%	155
March 11, 2024	15,000	1month LIBOR	0.647%	771
March 12, 2024	20,000	1month LIBOR	0.566%	1,045
April 30, 2024	25,000	1month LIBOR	0.355%	1,445
Fair value as of December 31, 2022				3,416

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Expected Maturity Date
	2024	2025	2026	Thereafter	Total
Trade payables	124,545	1,585	686	710	127,526
Borrowings	157,654	738	715	—	159,107
Lease liabilities	48,389	35,102	24,037	66,392	173,920
Other financial liabilities(*)	80,170	90,383	42,051	30,411	243,015
TOTAL	410,758	127,808	67,489	97,513	703,568

(*) The amounts disclosed in the line of other financial liabilities do not include foreign exchange forward contracts, equity forward contracts and 57,849 related to business combinations payments through subscription agreements.

29.6 - Concentration of credit risk

The Company derives revenues from clients in the U.S. (approximately 58%) and clients related from diverse industries. For the years ended December 31, 2023, 2022 and 2021, the Company's top five clients accounted for 22.9%, 25.6% and 26.7% of its revenues, respectively. One single customer accounted for 8.7%, 10.7% and 10.9% of revenues for the years ended December 31, 2023, 2022 and 2021. Credit risk from trade receivables is considered to be low because the Company minimize the risk by setting credit limits for its customers, which are mainly large and renowned companies. Cash and cash equivalents and derivative financial instruments are considered to have low credit risk because these assets are held with widely renowned financial institutions (see note 13) .

29.7 - Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the carrying amounts of financial assets and liabilities included in the consolidated statement of financial position as of December 31, 2023 and 2022, are a reasonable approximation of fair value due to the short time of realization.

	As of December 31, 2023		As of December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Non-current assets
Other receivables
Guarantee deposits	7,558	6,447	5,942	5,686
Other assets	4,088	3,486	10,657	9,780
Non-current liabilities
Trade payables	2,981	2,779	5,445	5,053
Borrowings	2,191	1,907	861	645

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	13,570	—	13,570
Commercial Papers	2,500	—	—	2,500
Foreign exchange forward contracts	—	10,408	—	10,408
Convertibles notes	—	—	9,110	9,110
Equity instrument	—	—	29,354	29,354
Interest rate SWAP	—	852	—	852
Equity forward contract	—	558	—	558

Financial liabilities
Contingent consideration	—	—	95,216	95,216
Foreign exchange forward contracts	—	311	—	311
Equity forward contract	—	1,167	—	1,167

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	47,009	—	47,009
Bills issued by the Treasury Department of the U.S. ("T-Bills")	1,399	—	—	1,399
Foreign exchange forward contracts	—	3,509	—	3,509
Convertibles notes	—	—	6,684	6,684
Equity instrument	—	—	27,892	27,892
Interest rate SWAP	—	3,416	—	3,416

Financial liabilities
Contingent consideration	—	—	54,667	54,667
Foreign exchange forward contracts	—	3,575	—	3,575
Equity forward contract	—	3,886	—	3,886
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
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

As of December 31, 2023 the nominal value, minimum amount and fair value amounted to 107,920, 64,083, and 95,216, respectively.

As of December 31, 2022 the nominal value, minimum amount and fair value amounted to 69,005, 61,683, and 54,667, respectively.

During 2023 the Company paid the aggregate consideration of 24,086 related to the target achievements during the year 2022.

As of December 31, 2023, 2022, and 2021 the results from remeasurement of the contingent considerations resulted in a net gain of 4,227, 967, and a net loss of 4,322, respectively. During 2023 it mainly includes a loss of 5,555 related to eWave and Genexus acquisition, and a gain of 9,665 related to Experience IT, Walmeric and KTBO acquisition.

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair Value at December 31, 2023	Unobservable inputs	Range of inputs	Relationship of unobservable inputs to Fair Value
Contingent consideration	95,216	Risk adjusted discount rate	Between 3.70% and 13.3%	An increase in the discount rates by 1% would increase the fair value by $3,298 and a decrease in the discount rates by 1% would increase the fair value by $3,689

Contingent consideration	95,216	Expected revenues	Between 9,559 and 51,671	An increase in the expected revenues by 10% would increase the fair value by $13,134 and a decrease in the expected revenues by 10% would decrease the fair value by $8,754

Contingent consideration	95,216	Expected operating margin	Between 27.90% and 63.00%	An increase in the expected operating margin by 10% would increase the fair value by $2,825 and a increase in the expected operating margin by 10% would decrease the fair value by $1,879

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

29.9.3. Reconciliation of recurring fair value measurements categorized within Level 3

The following table shows the reconciliation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

	Financial Assets		Financial liabilities
	Convertible notes	Equity instrument	Contingent consideration
December 31, 2021	3,875	22,088	58,180
Fair value remeasurement (1)	—	285	(967)
Acquisition of business (1)	—	—	32,992
Acquisition of investment (3)	2,667	5,519	—
Payments (2)	—	—	(28,717)
Interests (1)	146	—	1,484
Reclassifications (1)	—	—	(5,060)
Foreign exchange difference (1)	(4)	—	(1,528)
Translation (1)	—	—	(890)
Others (1)	—	—	(827)
December 31, 2022	6,684	27,892	54,667

	Financial Assets		Financial liabilities
	Convertible notes	Equity instrument	Contingent consideration
December 31, 2022	6,684	27,892	54,667
Fair value remeasurement (1)	—	(286)	(4,227)
Acquisition of business (1)	—	—	59,062
Acquisition of investment (3)	2,367	1,748	—
Payments (2)	—	—	(24,086)
Interests (1)	59	—	3,641
Reclassifications (1)	—	—	5,736
Foreign exchange difference (1)	—	—	1,153
Translation (1)	—	—	823
Others (1)	—	—	(1,553)
December 31, 2023	9,110	29,354	95,216

(1) Non-cash transactions.
(2) Cash transactions included in investing activities, except for remeasurement of contingent considerations which are in operating activities, in the Consolidated Statement of Cash Flows.
(3) As of December 31, 2023 and 2022 the amount of 1,748 and 5,148, respectively were Cash transactions included in investing activities in the consolidated statement of cash flows.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

29.10 Foreign exchange futures and forward contracts

During 2023 and 2022, certain subsidiaries from Argentina, Uruguay, Chile, Colombia and Mexico acquired foreign exchange forward contracts with certain banks in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in the local currencies from each country, due to the risk of exposure to fluctuations in those foreign currencies and a subsidiary in the United States of America has also acquired foreign exchange forward contracts with certain banks, with the purpose of hedging the exposure in currencies different than U.S dollar. Those contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the years ended December 31, 2023 and 2022, the Company recognized a net gain of 13,045 and a net loss of 13,727, respectively. As of December 31, 2023 and 2022, the foreign exchange forward contracts that were recognized as financial assets and liabilities at fair value through profit or loss were as follows:

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 31, 2024	Australian Dollar	1.54	1.46	789
January 31, 2024	Danish Krone	6.82	6.71	172
January 31, 2024	Pound Sterling	0.82	0.78	63
January 31, 2024	Pound Sterling	0.79	0.78	14
January 31, 2024	Uruguayan Peso	39.46	39.21	29
January 31, 2024	Indian Rupee	83.51	83.31	19
January 31, 2024	Indian Rupee	83.44	83.25	17
January 31, 2024	Euro	0.91	0.90	8
January 31, 2024	Colombian Peso	4,006.50	3,846.04	336
January 31, 2024	Colombian Peso	4,005.08	3,846.03	333
January 31, 2024	Colombian Peso	4,004.07	3,846.02	331
February 29, 2024	Colombian Peso	3,898.50	3,868.41	62
February 29, 2024	Colombian Peso	3,907.00	3,866.64	83
February 29, 2024	Colombian Peso	3,901.80	3,865.84	74
Fair value as of December 31, 2023				2,330

January 31, 2023	Argentinian Peso	191.95	192.57	17
January 31, 2023	Mexican Peso	19.87	19.59	71
January 31, 2023	Colombian Peso	4,847.49	4,834.53	21
January 31, 2023	Colombian Peso	4,858.43	4,834.53	38
January 31, 2023	Colombian Peso	4,856.25	4,834.53	35
February 28, 2023	Indian Rupee	83.05	82.98	7
February 28, 2023	Pound Sterling	1.21	1.21	33
February 28, 2023	Chilean Peso	856.55	861.90	76
April 28, 2023	Danish Krone	6.93	6.89	58
April 28, 2023	Australian Dollar	0.67	0.68	196
Fair value as of December 31, 2022				552

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 31, 2024	Chilean Peso	876.95	875.93	(10)
February 29, 2024	Chilean Peso	890.85	877.33	(120)
February 29, 2024	Uruguayan Peso	39.36	39.37	(1)
February 29, 2024	Australian Dollar	1.46	1.46	(89)
April 3, 2024	Danish Krone	6.67	6.72	(88)
Fair value as of December 31, 2023				(308)

January 31, 2023	Chilean Peso	920.50	858.02	(557)
January 31, 2023	Chilean Peso	919.60	858.02	(550)
January 31, 2023	Chilean Peso	920.20	858.02	(555)
January 31, 2023	Colombian Peso	4,774.65	4,831.78	(111)
January 31, 2023	Indian Rupee	81.92	82.85	(111)
February 28, 2023	Colombian Peso	4,810.50	4,860.91	(97)
February 28, 2023	Mexican Peso	19.63	19.69	(23)
Fair value as of December 31, 2022				(2,004)

The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the term of the contract.

29.11 Hedge accounting

During the year ended December 31, 2023, the Argentine subsidiary, Sistemas Globales S.A. acquired foreign exchange futures contracts through SBS Sociedad de Bolsa S.A. (SBS) in U.S. dollars, with the purpose of hedging the possible decrease of revenues' expected in Argentine Pesos. The Company designated those futures as hedging instruments in respect of foreign currency risk in cash flow hedges.

These futures contracts have daily settlements, in which the futures value changes daily. Sistemas Globales S.A. recognize daily variations in SBS primary accounts, and the gains or losses generated by each daily position through other comprehensive income. Thus, at the closing of each day, according to the future price of the exchange rate U.S. Dollar – Argentine peso, the companies perceive a gain or loss for the difference. As of December 31, 2023, the accrued valuation of the last day of the month will be settled with the bank in the first day of the next month, so the value recognize in the financial statements is the amount pending to settle with the bank for the last day valuation. As of December 31, 2023 the Company maintained one foreign exchange futures contracts with a maturity date of December 29, 2023 and 1 recognized as Other financial liabilities in the balance sheet.

As of December 31, 2023, the Company has recognized a net loss 38 included in Revenues.
Pursuant to these contracts, Sistemas Globales S.A. is required to maintain collaterals in an amount equal to a percentage of the notional amounts purchased until settlement of the contracts. Sistemas Globales maintained collaterals in Mutual funds in SBS primary account. This ensures minimal funding, in case SBS has to transfer funds to "Mercado a Término de Rosario S.A" (ROFEX) if losses are generated by daily settlements. This amount must also remain restricted during the term of the contracts. As of December 31, 2023, collaterals regarding the transactions are restricted assets for an amount of 218 in Mutual funds included as investments. As of December 31, 2022, the Company did not maintain any futures contracts.

During 2022, certain subsidiaries from Chile, Colombia, India, Brazil, Peru and the United States of America entered into foreign exchange forward and future contracts to manage the foreign currency risk associated with the salaries payable in the local currency of each country. During 2023 the subsidiaries from Chile, Colombia, India, Brazil, Uruguay, United States of America and Mexico entered into foreign exchange forward contracts to manage the foreign currency risk associated with the salaries payable in the local currency of each country The Company designated those derivatives as hedging instruments in

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

respect of foreign currency risk in cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

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

As of December 31, 2023, the Company has recognized a net gain of 21,997 and during the years ended December 31, 2022 and 2021, the Company has recognized a net loss of 2,332 and 136, respectively, included in Salaries, employee benefits and social security taxes and a net gain of 6,604, gain of 1,305 and a net loss of 131, respectively, included in other comprehensive income.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table detail the foreign currency forward contracts outstanding as of December 31, 2023:

Hedging instruments - Outstanding contracts

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 25, 2024	Indian Rupee	83.53	83.29	9
January 25, 2024	Indian Rupee	83.53	83.29	6
January 31, 2024	Uruguayan Peso	40.55	39.22	127
January 31, 2024	Mexican Peso	18.30	17.05	504
January 31, 2024	Colombian Peso	4,314.50	3,849.10	1,129
January 31, 2024	Colombian Peso	4,445.50	3,850.40	1,366
January 31, 2024	Chilean Peso	923.00	876.27	263
January 31, 2024	Brazilian Real	5.18	4.87	187
February 27, 2024	Indian Rupee	83.64	83.39	9
February 27, 2024	Indian Rupee	83.64	83.39	6
February 29, 2024	Uruguayan Peso	40.30	39.61	87
February 29, 2024	Mexican Peso	18.78	17.16	639
February 29, 2024	Colombian Peso	4,415.71	3,875.77	800
February 29, 2024	Chilean Peso	924.70	877.77	264
February 29, 2024	Colombian Peso	4,074.90	3,869.88	263
February 29, 2024	Colombian Peso	4,177.65	3,871.87	479
February 29, 2024	Brazilian Real	5.21	4.89	197
March 26, 2024	Indian Rupee	83.55	83.47	3
March 26, 2024	Indian Rupee	83.54	83.47	2
March 27, 2024	Mexican Peso	18.83	17.24	625
March 27, 2024	Colombian Peso	4,440.00	3,901.25	794
March 27, 2024	Chilean Peso	935.50	879.35	312
April 25, 2024	Indian Rupee	83.70	83.62	3
April 25, 2024	Indian Rupee	83.70	83.62	2
April 25, 2024	Indian Rupee	83.72	83.62	2
Fair value as of December 31, 2023				8,078

January 31, 2023	Brazilian Real	5.36	5.25	55
January 31, 2023	Chilean Peso	995.20	858.02	789
March 31, 2023	Chilean Peso	994.25	866.45	685
April 28, 2023	Colombian Peso	5,161.25	4,919.18	283
April 28, 2023	Colombian Peso	5,160.00	4,918.15	388
February 28, 2023	Chilean Peso	992.20	861.47	708
January 31, 2023	Indian Rupee	83.66	83.15	42
February 23, 2023	Indian Rupee	83.15	82.98	6
February 23, 2023	Indian Rupee	83.01	82.98	1
Fair value as of December 31, 2022				2,957

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 25, 2024	Argentine Peso	560.00	808.48	(1)
January 25, 2024	Indian Rupee	83.21	83.28	(2)
Fair value as of December 31, 2023				(3)

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 31, 2023	Colombian Peso	4,667.50	4,834.53	(486)
January 31, 2023	Indian Rupee	82.54	82.85	(26)
February 23, 2023	Indian Rupee	82.03	82.98	(11)
February 28, 2023	Colombian Peso	4,659.50	4,860.91	(580)
March 30, 2023	Colombian Peso	4,729.00	4,888.69	(452)
April 26, 2023	Indian Rupee	83.04	83.30	(9)
April 26, 2023	Indian Rupee	83.01	83.30	(7)
Fair value as of December 31, 2022				(1,571)
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
As of December 31, 2023 and 2022, the Company recognized a gain of 575 and a loss of 1,341, respectively, included in the line item "Share-based compensation expense - Cash settle", a gain of 2,362 and a loss of 2,528, respectively, included in the line item "Gains and losses on cash flow hedges", from other comprehensive income and as of December 31, 2023 and 2022 a financial loss of 492 and 17, respectively, included in the line item "Net loss arising from financial assets measured at fair value through OCI".

	Currency	Forward	Fair value assets /
Settlement date	from contracts	Price	(liabilities)
June 3, 2024	US dollars	198.85	188
June 2, 2025	US dollars	208.72	189
June 1, 2026	US dollars	219.34	181
Fair value as of December 31, 2023			558

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Currency	Forward	Fair value assets /
Settlement date	from contracts	Price	(liabilities)
June 3, 2024	US dollars	289.90	(393)
June 2, 2025	US dollars	302.36	(383)
June 1, 2026	US dollars	315.09	(391)
Fair value as of December 31, 2023			(1,167)

	Currency	Forward	Fair value
Settlement date	from contracts	Price	assets / (liabilities)
June 1, 2023	US dollars	278.24	(910)
June 1, 2023	US dollars	188.83	(71)
June 3, 2024	US dollars	289.9	(886)
June 3, 2024	US dollars	198.85	(70)
June 2, 2025	US dollars	302.36	(890)
June 2, 2025	US dollars	208.72	(75)
June 1, 2026	US dollars	315.09	(901)
June 1, 2026	US dollars	219.34	(83)
Fair value as of December 31, 2022			(3,886)

NOTE 30 — CAPITAL AND RESERVES

30.1 Issuance of common shares

During the year ended December 31, 2023, 145,630 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 28.18 per share amounting to a total of 4,103.

During the year ended December 31, 2023, 378,323 Restricted Stock Units (RSU) were granted to certain employees and directors of the Company and 257,079 RSU's were vested at an average price of 167.22 per share amounting to a total of 42,989 (non-cash transactions).

During the year ended December 31, 2023, no Stock-Equivalent Units (SEU) were granted to employees and directors of the Company and 4,524 SEU's were vested at an average price 191.76 per share amounting to a total of 868 (non-cash transactions).

During the year ended December 31, 2023 the Company’s common shares issues in connection with subscriptions agreements related to acquisitions were as follows:

Date	Acquired company	Common shares	Amount
January 13, 2023	Cloudshift	17,443	3,068
March 30, 2023	Navint	9,087	1,492
April 1, 2023	Navint	416	68
April 20, 2023	Experience IT	29,120	4,521
May 15, 2023	Xappia	6,242	1,000
July 21, 2023	Walmeric	6,730	1,119
July 25, 2023	Pentalog	177,505	32,320
October 5, 2023	Atix	4,601	850
October 20, 2023	GUT	152,617	28,223
TOTAL		403,761	72,661

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
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

During the year ended December 31, 2022, 801,041 RSUs were granted to certain employees and directors of the Company and 266,300 RSUs were vested at an average price of 122.29 per share amounting to a total of 32,566 (non-cash transaction).

During the year ended December 31, 2022 the Company’s common shares issues in connection with subscriptions agreements related to acquisitions were as follows:

Date	Acquired company	Common shares	Amount
April 29, 2022	Cloudshift	8,761	2,251
June 7, 2022	Genexus	21,328	4,947
August 5, 2022	Atix	4,534	850
September 16, 2022	Grupo Assa	34,754	7,224
September 23, 2022	Sysdata	19,640	4,052
November 7, 2022	KTBO	9,624	1,540
November 16, 2022	eWave	32,524	5,859
November 18, 2022	Vertic	41,252	7,312
December 21, 2022	Adbid	10,728	1,821
TOTAL		183,145	35,856

During the year ended December 31, 2021, 213,686 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 30.93 per share amounting to a total of 6,612.

During the year ended December 31, 2021, 168,669 RSUs were granted to certain employees and directors of the Company and, 235,392 RSUs were vested at an average price of 89.18 per share amounting to a total of 20,992 (non-cash transaction).

During the year ended December 31, 2021 the Company’s common shares issues in connection with subscriptions agreements related to acquisitions were as follows:

Date	Acquired company	Common shares	Amount
March 15, 2021	Xappia	8,415	1,750
May 11, 2021	Hybrido (*)	10,088	2,149
July 8, 2021	Walmeric	10,842	2,372
November 17, 2021	Xappia	2,502	750
November 30, 2021	Navint	7,032	2,100
TOTAL		38,879	9,121
(*) As part of the subscription agreement the Company recognized 2,152 as equity settled agreement, related to common shares that the Company will issue in the future.

30.2 Public offerings and agreements

On May 28 2021, 1,380,000 common shares were issued and sold at a price of 214 for a net proceeds of 286,207, which were listed on the New York Stock Exchange. Cost associated with the proceed consisted of agents commissions, legal and professional fees and listing fees.

As of December 31, 2023, 41,393,201 common shares of the Company's share capital are registered with the SEC and quoted in the New York Stock Exchange.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

30.3 Cash flow hedge reserve

The movements in the cash flow hedge reserve were as follows:

	Foreign currency risk
	2023	2022
Balance at beginning of the year	(3,171)	11
Gain (Loss) arising on changes in fair value of hedging instruments during the period	13,740	(2,682)
Loss reclassified to profit or loss – hedged item has affected profit or loss	(1,242)	(500)
Balance at end of the year	9,327	(3,171)

NOTE 31 — APPROPRIATION OF RETAINED EARNINGS UNDER PRINCIPAL OPERATING SUBSIDIARIES´ LOCAL LAWS AND RESTRICTIONS ON DISTRIBUTION OF DIVIDENDS

Under local laws, the subsidiaries of the Company located in the following countries must appropriate at least the percentage of net income of each year described below to a legal reserve, until such reserve equals the cap percentage of its share capital described in each case.

Country	% of yearly net income	% of capital
Luxembourg, Moldova and France	5%	10%
Argentina, Uruguay, Mexico, Italy, Portugal and Romania	5%	20%
Spain and Peru	10%	20%
China	10%	50%

The Company’s Belorussian subsidiaries must allocate an amount of up to 25% of the annual payroll to a reserve fund for salaries.

As at December 31, 2023, the statutory reserves of the following entities are not yet fully integrated: IAFH Globant Mexico IT S. de R.L. de C.V., Globant Peru S.A.C., Software Product Creation S.L. and Sport Reinvention Entertainment Group S.L.

Pursuant to its pertaining by-laws, Sistemas Colombia S.A.S. and Procesalab S.A.S. must allocate at least 10% of the net income of the year to a special reserve until such reserve equals 50% of its share capital; Globant Arabia Ltd. must allocate at least 10% of the net profits of the year to a special reserve until such reserve equals 30% of its share capital; and Pentalog Vietnam Company Ltd. must allocate the following percentages of its annual profits after payment of its financial obligations with relevant authorities, to the following special reserves: 5% until reaching 10% of its share capital to a supplemental charter capital; 5% to a business development special reserve, and 5% to a bonus and welfare special reserve.

NOTE 32 – OTHER EVENTS

32.1 Cybersecurity Event

On March 28th, 2022, the Company detected an unauthorized access to certain source code and project-related documentation for certain clients, as well as certain data files. As soon as such access was detected, the Company activated its security protocols and began conducting an exhaustive investigation. While we do not anticipate a significant adverse economic impact resulting from the incident, as of the date of issuance of these consolidated financial statements, there is still some level of uncertainty.
NOTE 33 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events until February 29, 2024, date of approval of these consolidated financial statements, to assess the need for potential adjustments or disclosures in these consolidated financial statements in accordance with IAS 10 "Events after the reporting period". The Company doesn't have any subsequent events to report.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 34 – APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements were approved by the Board of Directors on February 29, 2024.

Martín Migoya
President