Form 20-F
period 2024-12-31
Globant S.A.
filed 2025-02-28
CIK 1557860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 44,029,319 common shares.

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

You should carefully consider all the information in this annual report, including the information set forth under "Risk Factors." We believe our primary challenges are:

•If we are unable to maintain the best possible resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected.
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
•Our results of operations could be adversely affected by economic and geopolitical conditions, in particular, in the markets in which we operate.

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

In this annual report references to currencies are defined in the following table:

"U.S. dollars" and "$"	refer to the lawful currency of the United States
"Argentine pesos"	refers to the lawful currency of the Republic of Argentina
"Colombian pesos"	refers to the lawful currency of the Republic of Colombia
"Uruguayan pesos"	refers to the lawful currency of the Republic of Uruguay

"Mexican pesos"	refers to the lawful currency of Mexico
"Chilean pesos"	refers to the lawful currency of Chile
"Rupees" or "Indian rupees"	refers to the lawful currency of the Republic of India
"Reais" or "Brazilian Real"	refers to the lawful currency of Brazil
"Peruvian Sol"	refers to the lawful currency of Peru
"Euro" or "€"	refers to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time
"Pound", "British Sterling pound" or "£"	refer to the lawful currency of the United Kingdom
"Canadian dollars"	refers to the lawful currency of Canada
"Saudi Riyal"	refers to the lawful currency of the Kingdom of Saudi Arabia
"Australian dollars"	refers to the lawful currency of the Commonwealth of Australia
"Danish Krone"	refers to the lawful currency of Denmark
"Swiss Franc"	refers to the lawful currency of Switzerland
"United Arab Emirates dirham"	refers to the lawful currency of United Arab Emirates
"South African rand"	refers to the lawful currency of South Africa
"Polish złoty"	refers to the lawful currency of Poland

Unless otherwise specified or the context requires otherwise in this annual report:

•"IT" refers to information technology;
•"ISO" means the International Organization for Standardization, which develops and publishes international standards in a variety of technologies and in the IT services sector;
•"Attrition rate," during a specific period, refers to the ratio of IT professionals that voluntarily left our company during the period to the number of IT professionals that were on our payroll on the last day of the period; and
•"Globers" refers to the employees that work for Globant;
•"New Markets" refers to Asia, Oceania and the Middle East, collectively.

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

Risks Related to Our Business and Industry

•If we are unable to maintain the best possible resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected.
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
•Failure to comply with environmental, social and governance (“ESG”) regulations or meet stakeholders' expectations or Company's voluntary ESG goals could adversely affect our reputation, business, performance and results of operations.

Risks Related to our Global Operations

•Our results of operations could be adversely affected by economic and geopolitical conditions, in particular, in the markets in which we operate.
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

Risks Related to Our Business and Industry

If we are unable to maintain the best possible resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected.

Our profitability and the cost of providing our services are affected by the utilization rate of our Globers, which is impacted by a number of factors, including:

•our ability to transition Globers from completed projects to new assignments and to hire and integrate new Globers;
•our ability to forecast demand for our services and thereby maintain an appropriate headcount in our talent delivery centers to meet such demand;
•our ability to manage attrition of our Globers;
•our need to devote time and resources to training, professional development and other activities not billable to our clients;
•our ability to win new engagements for our services; and
•the increase of our payroll costs.

If we are not able to maintain appropriate utilization rates and productivity levels, our profit margin and revenues may be adversely affected. In addition, employee shortages could prevent us from completing our services in a timely manner, which may result in the payment of penalties under our service contracts or the loss of contracts or clients.

If we are unable to manage attrition and attract and retain highly-skilled IT professionals, our operating efficiency and productivity may decrease, and we may not have the necessary resources to maintain client relationships and expand our business.

Our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals. We believe that a significant competition for technology professionals is likely to continue in the foreseeable future. In addition, the accelerated adoption of remote and hybrid working models has increased outsourcing and the number of jobs that can be conducted virtually which, in turn, has enhanced competition for highly-qualified professionals. As a result, the technology industry generally experiences a significant rate of turnover of its workforce. Our business plan is based on hiring and training a significant number of additional technology professionals each year in order to meet anticipated turnover and increased staffing needs. Our ability to properly staff projects, maintain and renew existing engagements and win new business depends, in large part, on our ability to hire and retain qualified IT professionals.

The total attrition rate among our Globers was 9.5%, 8.1% and 16.7% for the years ended December 31, 2024, 2023 and 2022, respectively. If our attrition rate were to increase above historical levels, our operating efficiency and productivity may decrease. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs.

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

We intend to continue our expansion in the foreseeable future and to pursue existing and potential market opportunities. As we add new Studios, introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and which we may not be able to mitigate to successfully grow those services or markets.

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

We have experienced, and may continue to experience, rapid growth in our headcount, operations and revenues, which has placed, and will continue to place, significant demands on our management and operational and financial infrastructure. Additionally, our decentralized staffing and the increasing number of employees that are deployed onsite at our clients or near client locations have placed additional operational and structural demands on our resources.

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

We perform our services primarily under time-and-materials contracts. We charge clients for our services under these contracts at hourly rates, which are highly dependent on the complexity of the project, the mix of staffing we anticipate using, internal forecasts of our operating costs and predictions of increases in those costs influenced by wage inflation and other marketplace factors. Typically, we do not have the ability to increase our hourly rates to offset salary and other costs increases. Because we conduct a substantial part of our operations through our operating subsidiaries located in Argentina, Colombia, México and India, we are subject to the effects of wage inflation and other marketplace factors in these countries, which have increased significantly in recent years.

We also undertake engagements on a fixed-price basis, which require the estimation of the associated costs to complete the project. Revenues from our fixed-price contracts represented 25.1%, 18.3% and 15.4% of our total revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

Our pricing depends on our assumptions and forecasts about the costs we will incur to render our services or complete the related project. These assumptions and forecasts are based on limited data which could turn out to be inaccurate. We also rely, to a limited extent, on suppliers of goods and services. We cannot assure that our suppliers' pricing terms will not increase and/or that we will be able to carry-forward such pricing increases to our clients.

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

The markets and use cases for products with AI capabilities have been rapidly evolving, are difficult to predict and may impact demand for our products and services. We use AI and machine learning (“ML”) technologies in certain of our products and services, including Augoor, MagnifAI, GeneXus Enterprise AI, Navigate, StarmeUp, Walmeric and FluentLab. Our Globant X division uses Globant’s own proprietary AI models, as well as third-party models, such as OpenAI’s GPT-4, Google’s Gemma and NVIDIA's AI Enterprise platform. We have also deployed AI enabled solutions to enhance our internal processes, including proprietary AI assistants such as "Geno", a tool to optimize staffing and talent management processes, and "Sensei," a system that offers tailored learning and career development experiences, each of which leverage OpenAI’s GPT models. The significant investments we have made to develop products intended to satisfy the increasing demand for AI capabilities may be insufficient. Conversely, demand for AI-enabled products and services may not materialize. In addition, we face significant hurdles, including whether third-party developers will develop software that utilizes or is based on the AI capabilities of our products and whether we will be successful in developing AI-enabled products that can compete with offerings by established competitors.

Our use of AI technology may subject us to reputational, financial, legal or regulatory risks. As we incorporate AI technology into our products and services, any failure to address concerns relating to the responsible use of the evolving AI technology in our products and services may cause harm to our reputation or financial liability and, as such, may increase our costs to address or mitigate such risks and issues. AI technology may create ethical issues, generate defective algorithms, and present other risks that create challenges with respect to its adoption. In addition, evolving rules, regulations, and industry standards governing AI may require us to expend significant resources to modify, maintain, or align our business practices or products to comply with rules and regulations, the nature of which cannot be determined at this time. Several jurisdictions, including the EU and certain US states, have already proposed or enacted laws governing AI. For example, the EU has adopted a comprehensive AI Act that applies harmonized rules across Europe with the aim of fostering innovation and respecting fundamental rights. The EU AI Act comes into force in stages with the key provisions related to high risk AI coming into force in August 2026. There is still limited guidance on the EU AI Act, but it could, depending on how provisions are interpreted and enforced, limit the ability to create and deploy AI systems for uses deemed high-risk in the EU or add increased compliance costs associated with these systems. The regulatory environment surrounding the impact of the implementation of AI on our products and services may adversely affect our ability to produce and export products and as a result may cause harm to our reputation and financial liability.

If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected.

We generate a significant portion of our revenues from our ten largest clients. During the years ended December 31, 2024, 2023 and 2022, our largest customer based on revenues, The Walt Disney Company, accounted for 8.7%, 8.7% and 10.7% of our revenues, respectively. During the years ended December 31, 2024, 2023 and 2022, our ten largest clients accounted for 29.3%, 32.0% and 35.6% of our revenues, respectively.

Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, most of our client's contracts are limited to short-term, discrete projects without any commitment to a specific volume of business or future work, and the volume of work performed for a specific client is likely to vary from year to year, especially since we are generally not our clients' exclusive technology services provider. A major client in one year may not provide the same level of revenues for us in any subsequent year. The technology services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of technology services we provide changes over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service.

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

In addition, we expect to continue to face, competition from new technology services providers. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their services needs as opposed to relying on a third-party vendor, such as us. The technology services industry is also undergoing consolidation, which may result in increased competition in our largest target markets in the United States and Europe from larger firms that may have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies or processes and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We cannot assure you that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.

Our business depends on a strong brand and corporate reputation, and if we are not able to maintain and enhance our brand, our ability to expand our client base will be impaired and our business and operating results will be adversely affected.

Since many of our specific client engagements involve highly tailored solutions, our corporate reputation is a significant factor in our clients' and prospective clients' determination of whether to engage us. We believe the Globant brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented IT professionals. However, our corporate reputation is susceptible to damage by actions or statements made by current or former employees or clients, competitors, vendors, adversaries in legal proceedings and government regulators, as well as members of the investment community and the media. There is a risk that negative information about our company, even if based on false rumors or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time-consuming to repair, make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of our Globant brand name and could reduce investor confidence in us and result in a decline in the price of our common shares.

Our labor costs and the operating restrictions that apply to us could increase as a result of collective bargaining negotiations and changes in labor laws and regulations, and disputes resulting in work stoppages, strikes, or disruptions could adversely affect our business.

As of December 31, 2024, approximately 12.2% of our Globers are covered by Collective Bargaining Agreements ("CBAs"), including Globers from our Brazilian, French, Spanish, Portuguese and Italian subsidiaries, as well as from some of our Argentinean subsidiaries. For complete details of the covered employees see "Directors, Senior Management and Employees — Employees". There can be no assurance that our non-unionized employees will not become members of a union or become covered by a collective bargaining agreement, including through an acquisition of a business whose employees are subject to such an agreement.

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

Failure to meet environmental, social and governance (“ESG”) regulations, stakeholders' expectations or our Company's voluntary ESG goals could adversely affect our reputation, business, performance and results of operations.

Many governments, regulators, investors, clients and other stakeholders are increasingly focused on ESG matters, which resulted in the expansion of the expectations related to reporting, diligence, performance and disclosure on ESG topics.

At the federal level in the United States, the SEC has proposed new rules requiring public companies to disclose extensive climate-related information in their registration statements and periodic reports. Such proposed rules have been stayed pending the completion of the judicial review of several petitions consolidated in the U.S. Court of Appeals for the Eight Circuit and are currently being reconsidered by the SEC under the new U.S. administration. In addition, California enacted Assembly Bill 1305 (“AB 1305”), the Climate Corporate Data Accountability Act (“SB 253”) and the Climate-Related Financial Risk Act (“SB 261”), which apply to our operations in California, and impose rigorous reporting obligations regarding our climate-related marketing claims, climate-related financial risks and extensive requirements for the disclosure of scopes 1, 2 and 3 greenhouse gas emissions. The states and countries in which we operate are following different approaches to the regulation of climate change and other sustainability matters, which increases the complexity of, and potential costs related to complying with, such regulations.

Simultaneously, there are efforts by some stakeholders to reduce companies’ efforts on certain ESG, including human capital management-related matters, and anti-ESG or anti-diversity, equity and inclusion (“DEI”) sentiment is gaining momentum across the United States, with several states having enacted or proposed anti-ESG or anti-DEI policies or legislation and several state and federal governmental authorities filing suit alleging that ESG or DEI measures or initiatives violate law. Additionally, in January 2025, President Trump signed a number of Executive Orders focused on DEI, which indicate continued scrutiny of DEI initiatives and potential related investigations of certain private entities with respect to DEI initiatives, including publicly traded companies. Further, some advocacy groups and federal and state officials have asserted that the U.S. Supreme Court’s decision striking down race-based affirmative action in higher education in June 2023 should be analogized to private employment matters and private contract matters and several media campaigns and cases alleging discrimination based on such arguments have been initiated since the decision. If we were sued under any of these claims, our financial condition, reputation or business could be adversely impacted. Increasingly, different stakeholder groups have divergent views on ESG matters, which increases the risk that any action or lack thereof with respect to ESG matters will be perceived negatively by at least some stakeholders and adversely impact our reputation and business. If we do not successfully manage expectations across varied stakeholder interests, it could erode stakeholder trust, impact our reputation and constrain our business opportunities.

In the past we have elected to share publicly our Integrated Report which describes our ESG goals and commitments (including in climate change, human rights and social and digital inclusion), and discloses our progress towards the TCFD recommendations, metrics and targets, and our mitigation and adaptation actions in the context of business climate-related risks and opportunities.

Achieving our ESG goals and commitments, responding to ESG considerations, regulations, and policies and any potential litigation or enforcement actions involves risks and uncertainties, requires management attention and investments, and depends in part on third-party performance or data that is outside our control. We cannot guarantee that we will achieve our announced ESG goals and commitments, and our failure or perceived failure to achieve them, to maintain practices aligned with regulations and stakeholders’ expectations, or to comply with new ESG regulations or expectations could harm our reputation, adversely impact our ability to attract and retain customers and talent, and expose us to legal and regulatory proceedings and increased scrutiny from a range of stakeholders, what could have a material adverse effect on our business, results of operations, value chain and financial condition.

Our revenues are dependent on a limited number of industries, and any decrease in demand for technology services in these industries could reduce our revenues and adversely affect our results of operations.

During the years ended December 31, 2024, 2023 and 2022, an aggregate of 58.7%, 56.9% and 55.6% of our total revenues were generated from clients in the media and entertainment, consumer, retail and manufacturing, and banks, financial services and insurance industries. Our business growth largely depends on continued demand for our services from clients in these industries, as well as on trends in these industries to purchase technology services or to move such services in-house.

A downturn in any of these industries, or a slowdown or reversal of the trend to spend on technology services, or other developments in any of these industries could result in a decrease in the demand for our services and materially adversely affect our revenues, financial condition and results of operations. For example, consolidation in any of these industries or acquisitions, particularly involving our clients, may adversely affect our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients in these key industries to lower our prices, which could adversely affect our revenues, results of operations and financial condition.

We operate in a rapidly evolving industry, which makes it difficult to evaluate our future prospects, may increase the risk that we will not continue to be successful and, accordingly, may increase the risk of your investment.

The technology services industry is continuously evolving. Competition, fueled by rapidly changing consumer demands and constant technological developments, renders the technology services industry one in which success and performance metrics are difficult to predict and measure. Because services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model, and its results of operations, it can be difficult to predict how many companies' services, including ours, will be received in the market. While enterprises have been willing to devote significant resources to incorporate emerging technologies and related market trends into their business models, enterprises may not continue to spend any significant portion of their budgets on our services in the future. The increasing reliance on automation, AI, ML and other new technologies by our clients may reduce the demand for our services and adversely impact our results of operations. Neither our past financial performance nor the past financial performance of any other company in the technology services industry is indicative of how our company will fare financially in the future. Our future profits may vary substantially from those of other companies, and those we have achieved in the past, making investment in our Company risky and speculative. If our clients' demand for our services declines, as a result of economic conditions, market factors or shifts in the technology industry, our business would suffer and our results of operations and financial condition would be adversely affected.

If our services are inadequate and/or our software solutions are defective, our clients may have claims for substantial damages against us, which could cause us to lose clients, have a negative effect on our reputation and adversely affect our results of operations.

The services we provide and the software solutions we develop are often critical to our clients' businesses. If we make errors in our services or in the development of our software solutions, or fail to consistently meet our clients' service requirements, these errors, software defects or failures could disrupt our clients' respective businesses, which could result in a reduction in our revenues or a claim for substantial damages against us, and could seriously damage our reputation and limit our ability to attract new business.

We are often required to make certain representations and warranties regarding the quality and functionality of our software. Undetected software defects could result in liability under certain of our contracts as well as losses resulting from any litigation initiated by clients as a result of those defects, which could have a material adverse effect on our financial condition and/or our reputation.

In addition, certain of our clients' contracts require us to comply with security obligations including maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client's system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, and adversely affect our results of operations.

Under our client contracts, our liability for breach of our obligations is, in some cases, limited. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, may not be limited under our contracts.

If client damages are not limited and are recoverable against us in amounts in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason, there could be a material adverse effect on our reputation and/or on our business, results of operations and financial condition.

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

While we take measures designed to protect the security of, and unauthorized access to, our systems and data, and the privacy of confidential information and personal data, our security controls over our systems and the systems of our processors, vendors and clients with which we operate and rely upon, as well as any other security practices we follow, may not prevent the improper access to or the unauthorized acquisition, use or disclosure of data, including confidential information, personal data, intellectual property and proprietary information. We do not control the operations or facilities of our service providers that collect, store, and process data on our behalf. If any of these service providers is subject to a security incident, we may not initially be aware of it, and we may not be able to control the investigation into the incident. In addition, we may be required to notify our clients if one of our service providers is subject to a security incident that affects our clients’ data, and it may disrupt our operations and impede our ability to provide our services. Many of our client contracts do not limit our potential liability for breaches of confidentiality.

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

Further, our current and former Globers and independent contractors could challenge our exclusive rights to the software they have developed in the course of their employment or service. In certain countries in which we operate, the employer is deemed to own the copyright work created by its employees during the course, and within the scope, of their employment, but the employer may be required to satisfy additional legal requirements in order to make further use and dispose of such works. While we believe that we have fulfilled all requirements necessary to acquire all rights in software developed by our employees and independent contractors, these requirements are often ambiguously defined and enforced. As a result, we cannot guarantee success in defending against claims from current or former Globers or independent contractors challenging our rights over their work or seeking extra compensation for such works.

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

We have expanded, and may continue to expand, our operations through strategically targeted acquisitions focused on deepening our relationships with key clients, extending our technological capacities including services over platforms, broadening our service offering and expanding the geographic footprint of our delivery centers. We completed a number of acquisitions in 2022, 2023 and 2024. Financing of any future acquisitions could require the incurrence of indebtedness, the issuance of equity or a combination of both. In addition, if we finance acquisitions by issuing shares or convertible debt, our existing shareholders may be diluted, which could affect the market price of our shares. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or legal liabilities, amortization of acquired intangible assets and difficulties entering into new markets. Acquisitions may also result in significant costs and expenses, including retention payments, equity compensation, assumed and/or acquired litigation and other unforeseen claims and liabilities. In addition, any client satisfaction or performance problems within an acquired business could have a material adverse impact on our company's corporate reputation and brand.

We cannot assure you that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

Our indebtedness may affect our ability to operate our business and secure additional financing in the future.

On May 31, 2023, Globant LLC, one of our U.S. subsidiaries, entered into a Fourth Amended and Restated Credit Agreement, with certain financial institutions listed therein, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender (the “Fourth A&R Credit Agreement”). Globant LLC’s obligations under the Fourth A&R Credit Agreement are guaranteed by the Company and its subsidiaries Globant España S.A. and Globant IT Services Corp., and are secured by substantially all of Globant LLC’s assets. The Fourth A&R Credit Agreement also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders. For more information, see "Additional Information - Material Contracts."

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
•conditions of the capital markets of the United States or other markets in which we may seek to raise funds;
•our future results of operations and financial condition;
•government regulation of foreign investment;
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

Risks Related to our Global Operations.

Our results of operations could be adversely affected by economic and geopolitical conditions, in particular, the markets in which we operate.

We have offices and operations in more than 32 countries around the world. If we are unable to manage the risks of our global operations and strategy, our results of operations and ability to grow could be materially adversely affected. The global economy has experienced and may continue to experience extreme volatility and disruptions caused by, among others, health pandemics, terrorist acts, political, social and civil unrest, wars and natural disasters. In connection with some of these disruptions, including the war between Russia and Ukraine as well as the conflict in the Middle East, the U.S. and other countries have imposed and may further impose significant sanctions to certain countries and certain individuals and entities from those countries, and, in addition, some of our customers and suppliers may restrict their business with entities in those countries, all of which could adversely affect us and our business, which in turn could have a material adverse effect on our financial condition and results of operations.

The technology services industry is particularly sensitive to the broader economic environment and tends to decline during general economic downturns. If the economy of the countries in which we operate weakens or slows, inflation, or a negative or uncertain political climate develops or persists, demand for our services may be depressed significantly, which may negatively affect our revenues and profitability.

We have business in countries generally considered to be emerging markets, which are subject to rapid change and greater legal, economic and political risks than more established markets. Current and future changes in governments of those countries, could lead to political instability and disrupt or reverse political, economic and regulatory reforms, which could materially adversely affect our business and operations in those countries.

Our four largest delivery centers are based in Colombia, Argentina, India and Mexico. Latin American countries are highly sensitive to fluctuations in the global economy, adverse global market conditions and declines in commodity prices. Historically, they have experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability, government deadlock and political instability.

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

Many commercial laws and regulations in Europe and Latin America are relatively new and have been subject to limited interpretation; and, therefore, their application can be unpredictable. In addition, in certain countries in which we operate, the governmental authorities have a high degree of discretion in the interpretation and application of the regulations.

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

Some of the countries in which we operate have experienced, are currently experiencing or may experience, high rates of inflation. Periods of higher inflation may slow economic growth and significantly impact our results of operations. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our clients, which could adversely affect our operating margins and operating income. In addition, higher inflation could also increase our customers’ operating costs, which could result in reduced budgets for our customers and potentially less demand for our products and services.

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

Inflation has risen worldwide and the United States has recently experienced historically high levels of inflation. In addition, Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability.

Unless we are able to continue reducing our costs and increasing the efficiency and productivity of our employees as well as the prices we can charge for our services, inflation may materially adversely affect our financial condition and results of operations.

Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates.

Our functional and reporting currency is the U.S. dollar. However, we conduct a substantial portion of our operations outside the United States and, as such, a significant portion of our costs are incurred in local currencies.

Our business, results of operations and financial condition may be adversely impacted by significant fluctuations in foreign currency exchange rates. In particular, Latin American countries have historically experienced and continue to experience high levels of exchange rate volatility and significant devaluations against the U.S. dollar, and imposed exchange controls and other measures seeking to control such volatility, which could have a material adverse effect on our business, results of operations and financial condition. The appreciation of certain currencies, particularly in our main delivery centers in Colombia, Argentina, India and Mexico, against the U.S. dollar could increase the costs of delivering our services off-shore, reducing our profitability from services provided from those countries; while the depreciation of certain currencies against the U.S. dollar could adversely affect our results of operations. In addition, fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period.

We periodically evaluate the need for hedging strategies, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. Some of our operating subsidiaries have entered into hedging contracts, and may continue to do so, for the purpose of hedging the risk of exposure to fluctuations of different currencies in certain countries against the U.S. dollar. If we do not hedge such exposure or we do not do so effectively, an appreciation of those local currencies against the U.S. dollar may raise our costs, which could adversely impact our business, results of operations and financial condition.

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

Currently, we enjoy tax benefits from promotion regimes and certain tax incentives in Uruguay, India, and Argentina, among other countries, and we may benefit from additional promotional regimes and tax benefits in the future. For detailed explanations and further discussion, see "Business Overview — Government Support and Incentives". If these tax incentives are changed, terminated, not extended or restricted, or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our financial condition and results of operation. In addition, other circumstances may impact the tax benefits that we receive. For example, in Argentina, high inflation and the government’s decision to not increase the national budget since 2023 reduced the benefit that the Knowledge Economy Law No. 27,506 (the "Knowledge Economy Law") provides to our Argentine subsidiaries.

Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, on January 1, 2024 we became subject to the new OECD Pillar Two model rules ("Pillar Two") on global minimum tax, which includes a global minimum tax rate of 15% for groups with a global turnover in excess of EUR 750 million, subject to certain exclusions. Despite a reduction in our effective tax rate from 20.0% in 2023 to 19.7% in 2024, our effective tax rate may be increased for the current and future years. See "Regulatory Overview - Taxation - Global Minimum Tax" and "Operating Results - Certain Income Statement Line Items - Income Tax Expense". Furthermore, in September 2024, the Brazilian Parliament enacted the Lei da Reoneração Gradual da Folha (Gradual Payroll Tax Reimposition Law). Under this law, the Contribuição Previdenciária sobre a Receita Bruta (Social Security Contribution on Gross Revenue) tax rate will be gradually reduced by 20% in 2025, 40% in 2026, 60% in 2027, and fully eliminated by 2028. Simultaneously, the Folha Alíquota (Payroll Tax Rate) will gradually increase to 5% in 2025, 10% in 2026, 15% in 2027, and 20% from 2028 onward.

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

Compliance with complex international laws and regulations that apply to our international operations increases our cost of doing business. These numerous, and sometimes conflicting laws and regulations include, among others, import/export controls, content requirements, trade restrictions, tariffs, taxation, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act ("UKBA"), anti-money laundering, whistle blowing, internal control and disclosure rules, such as the SEC Rules on Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure by Public Companies.

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

In addition, legislation that restricts the performance of outsourcing services could also materially adversely affect our business, financial condition and results of operations. For example, measures aimed at limiting or restricting outsourcing by U.S. companies have been put forward for consideration by the U.S. Congress and in state legislatures to address concerns over the perceived association between offshore outsourcing and the loss of jobs domestically; and Mexico prohibited outsourcing and regulated subcontracting.

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

A key part of our strategy is to expand our delivery footprint, including through an increase in the number of employees that we deploy onsite and near client locations. Therefore, we must comply with the immigration, work permit and visa laws and regulations of the countries in which we operate or plan to operate. Our future inability to comply with any of these laws or regulations or to obtain or renew sufficient work permits and/or visas due to the impact of these regulations, including any changes to immigration, work permit and visa regulations in jurisdictions such as the United States and European countries, could have a material adverse effect on our business, results of operations and financial condition.

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

As a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404, which requires management assessments and certifications of the effectiveness of our internal control over financial reporting. We have concluded that our internal control over financial reporting is effective as of December 31, 2024 (see Item15. Controls and Procedures for additional information). However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. We may identify material weaknesses in the future and, accordingly, we may not be able to conclude that our internal control over financial reporting is effective in future periods as required by Section 404.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were founded in 2003 by Martín Migoya, our Chairman and Chief Executive Officer; Guibert Englebienne, our President of Globant X, Globant Ventures and Latin America; Martín Umaran, our Chief Corporate Development Officer and President of EMEA; and Nestor Nocetti, our Executive Vice President of Corporate Affairs. Our founders’ vision was to create a global company that transforms organizations and provides opportunities for talent around the world to make a positive global impact.

We have built a roster of world-class clients, many of which are at the forefront of emerging technologies. Through organic growth and strategic acquisitions, we have expanded our network of locations and are now present in 32 countries. Organizations such as Endeavor, IDC MarketScape, Gartner, Everest Group, Frost & Sullivan, Great Place to Work, Fortune and Fast Company have recognized our accomplishments. The Massachusetts Institute of Technology, Harvard University and Stanford University in conjunction with the World Economic Forum have utilized Globant as a business-school case study in entrepreneurship.

In 2009, we created our Studio model to establish deep pockets of specialized knowledge to deliver tailored solutions focused on specific challenges and improving the connection between organizations and their customers and employees. We believe our Studios foster creativity and innovation, while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies and industries. In order to leverage specific best practices and deliver tailored solutions to address our clients’ technological challenges, we have categorized our studios into the following four networks:

•AI Studios Network: Supports various industries through AI‑powered business solutions.
•Globant GUT Network: Utilizes specialist teams in advertising, strategy, marketing technology, content, design, media, commerce and product innovation to deliver creative solutions.
•Digital Evolution Network: Integrates AI into software development process to enhance efficiency and accelerate production.
•Enterprise Network: Leverages tailored technology to streamline enterprise operations and productivity at scale.

For the past ten years, Globant has been committed to investing in AI. This long-term focus has enabled us to increase our service and product offerings, and support our clients with expertise in the area. By concentrating on AI agents, we enhance our capacity to deliver innovative solutions that seamlessly align with the distinct requirements of each industry, making technology more intelligent and responsive.

In July 2014, we completed the initial public offering of our common shares in the United States. Since then, we have completed five follow-on offerings in the United States, with the most recent offering in May 2021.

Key Milestones

In 2021, we established Globant X, our products and platforms division built to ignite growth and enhance digital transformation through AI and next-gen technologies.

In 2021, in connection with our Be Kind to the Planet commitment, we became carbon neutral and signed the Science-Based Targets commitment to reinforce our mission to fight climate change. Our efforts to become a net-zero Company are aligned with our commitment to make the world a better place.

In 2020 and 2021, IDC MarketScape vendor assessments acknowledged us as a Worldwide Leader in CX Improvement and a Major Player in Worldwide Salesforce Implementation Services. Building on this success, we received additional accolades in 2022, including being recognized as a Major Contender in Industry 4.0 according to Everest Group, receiving the 2022 Company of the Year Award for Digital Transformation Services by Frost & Sullivan, and being named a Leader in the 2022 SPARK Matrix for Healthcare IT Services by Quadrant Knowledge Solutions.

We were recognized by S&P Global and Corporate Sustainability Assessment (“CSA”) in the Sustainability Yearbook 2023 for our ESG efforts during 2022. We were also recognized as one of the best places to work in Latin America with special recognitions for Argentina, Uruguay and Colombia, according to Great Place to Work. Also in 2022, Fast Company included us in its “100 Best Companies for Innovators” list.

Also in 2022, we announced a multi-year partnership with FIFA to expand its FIFA+ content app and sponsor global top football competitions, including the 2022 FIFA World Cup held in Qatar and the 2023 FIFA Women’s World Cup.

During 2023, we were named a Worldwide Leader in both AI Services and Software Engineering Services according to IDC MarketScape vendor assessments. Gartner’s Magic Quadrant placed us as a Worldwide Challenger in Custom Software Development Services, while Everest Group identified us as a Major Contender in both Digital Transformation Consulting Services and Software Product Engineering Services. Additionally, IDC positioned us as a Major Player in Worldwide Experience Design & Build Services for 2023–2024. Also, we were named in Fortune’s list of the 100 Fastest-Growing Companies and received recognition as a finalist on Fast Company’s List of the 100 Best Workplaces for Innovators International 2023. Lastly, we were recognized by Brand Finance as the Fastest Growing IT Brand and the 5th strongest IT brand globally.

In 2024, we continued to receive recognitions, being named a Leader in Media Consultation, Integration, and Business Operations Cloud Service Providers by the IDC MarketScape report. Additionally, we received the Google Cloud Industry Solution Services Partner of the Year Award for Media and Entertainment for the second consecutive year. Our achievements included achieving Amazon Web Services (“AWS”) Premier Tier Partner status within the AWS Partner Network. We also ranked 6th on Fortune’s 2024 Change the World list out of an initial 250 companies for our overall sustainability commitment. Furthermore, we were honored by the Council of the Americas with the BRAVO Company of the Decade Award for our remarkable growth and transformative efforts in reinventing the professional services industry. Lastly, we were recognized by Everest Group as a Star Performer and Leader in the Software Product Engineering Services PEAK Matrix® Assessment 2024.

Strategic Acquisitions

Since 2008, we have complemented our significant organic growth with strategic acquisitions. The focus of our M&A strategy has been on enhancing relationships with key clients, expanding our technology capabilities, broadening our service offerings, and increasing the reach of our delivery centers worldwide. Our recent key acquisitions are as follows:

In 2022, we continued to expand our portfolio with the acquisition of Genexus, a low/no-code platform; Vertic, a digital marketing consultancy that strengthens our global creative network; Sysdata, a business and technology consultancy focused on digital transformation in Italy; eWave, a digital commerce consultancy that specializes in digital commerce solutions for Adobe and Salesforce in the Asia-Pacific region; KTBO, a digital company that reinvents businesses through innovative tech solutions; and Ad_bid, a rapidly growing digital media consultancy focused on results-oriented advertising for B2B and B2C organizations. Later in 2022, we partnered with La Liga, Spain’s top-flight soccer league, to establish a new global technology company aimed at transforming the sports and entertainment industry.

In 2023, we further expanded our North American footprint and enhanced our healthcare solutions services by acquiring ExperienceIT, a U.S.-based consultancy with deep healthcare expertise. We also strengthened our presence in France and continued our European expansion with the acquisition of Pentalog, a digital transformation company that delivers high-quality technology solutions for various industries.

Additionally, we acquired Iteris Holding Ltda., a Brazilian-based technology consultancy focused on digital transformation, and a majority stake in GUT, an independent creative agency recognized as the Independent Network of the Year at Cannes Lions 2023. We also completed the acquisition of a service contract in Italy from Chili Tech, the technological division of Chili Group.

In 2024, we acquired Exusia, an AI-first digital transformation company based in the U.S. that specializes in full lifecycle AI, data engineering, cloud migration, and analytics capabilities, including strategy, implementation, and managed services. Additionally, we acquired Blankfactor, a U.S.-headquartered IT services consulting firm specialized in delivering consulting-led product engineering, data engineering, and enterprise AI solutions.

For a further description of important corporate developments during fiscal year 2024, see “Financial Statements —Note 26. Business Combinations.”

Corporate Information

Our registered office is located at 37A Avenue J.F. Kennedy L-1855, Luxembourg, and our telephone number is + 352 20 30 15 96. Globant S.A. is registered with the Luxembourg Trade and Companies Register under number B 173727. We maintain a website at http://www.globant.com. Our website and the information accessible through it are not incorporated into this annual report.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B. Business Overview

Overview

Established in 2003 by four entrepreneurs in Argentina, we have evolved to become a leading global technology service provider. Today, we are a publicly-traded company, with our common shares listed on the NYSE under the ticker symbol “GLOB”. We continue to maintain the entrepreneurial spirit of our founders throughout our business.

We were one of the first companies to deliver engineering, innovation and design at scale, and we believe that professional services organizations, like our company, must evolve with technological advances. We have had success facilitating digital transformations for our clients while many traditional IT outsourcing vendors and consulting companies have struggled and continue to struggle.

Our journey with AI has been crucial in this evolution. Central to this transformation are our AI Studios, which are crafted to integrate AI deeply within industries. They utilize company-specific data, insights from ERPs, CRMs, and other transactional systems, while also generating synthetic data to train models effectively.

Our clients are facing an accelerated need to bridge their digital business gaps to better support their customers and employees. We leverage our cross-industry expertise and deep understanding of technology to focus on key areas of our clients' businesses to facilitate their digital transformations.

At our Company, we strive to benefit our clients, our Globers and our communities, and, in furtherance of that objective, we focus on three key areas: our Be Kind initiative, our talent and culture, and our services. We believe our focus on these areas has contributed to our success and our clients’ success.

We take pride in our people and consider them to be our greatest strength. We are committed to growing our communities with an emphasis on diversity of perspectives and creating a welcoming environment for all employees. We have development centers in North America, Latin America, Europe, Asia and Oceania, where we have established initiatives to promote and assist individuals who wish to join the IT industry. As of December 31, 2024, we had more than 31,000 employees worldwide, and operations through subsidiaries with offices and employees in 32 countries.

Our principal operating subsidiaries are located in Argentina, Brazil, Chile, Colombia, France, India, Italy, Mexico, Peru, Romania, Saudi Arabia, Spain, United Kingdom, United States and Uruguay. For the year ended December 31, 2024, 55.8% of our revenues were generated by clients in North America, 22.0% in Latin America, 17.3% in Europe and 4.9% in New Markets.

Our clients include leading global companies such as The Walt Disney Company, which was among our top clients in the year ended December 31, 2024. Additionally, for the year ended December 31, 2024, 93.7% of our revenues came from existing clients who engaged our services in the prior year. We believe our success in building our client base in one of the most sophisticated and competitive markets for IT services demonstrates the strength of our value proposition, the quality of our execution and the value of our culture of innovation and entrepreneurial spirit.

The market opportunity

Technology is a fundamental force in shaping business strategies across diverse sectors. The rapid evolution of digital tools and AI compels organizations to reevaluate their operational frameworks and customer engagement strategies. The ongoing transformation, driven by generative AI and advanced analytics, is fundamentally altering business practices and establishing new competitive paradigms. To remain relevant and thrive in an increasingly digital environment, companies must proactively embrace these changes.

The demand for digital transformation services is expected to accelerate significantly in the coming years. Industry experts have identified several key trends that will dominate the technological landscape and influence business operations. Below are what we anticipate to be the critical drivers of demand for digital transformation services in the coming years:

•Cloud IT Services Growth: The cloud IT services market is anticipated to reach $439 billion by 2028, according to Gartner. As organizations increasingly adopt complex hybrid environments, the need for external public cloud IT transformation services is set to rise dramatically, from 60% in 2023 to approximately 80% by 2028. This shift underscores the critical importance of cloud consulting services, driven by the need for technology assessment and readiness.

•AI Services Expansion: Per Gartner, the market for AI services is projected by to reach $609 billion by 2028, with a robust CAGR of 21.4%. Of particular note is the significant growth of generative AI capabilities, which is expected to represent 25% of all AI services engagements by 2028, according to Gartner. This anticipated trend highlights a move towards outcome-focused AI implementations that prioritize business results over technology. By 2026, 70% of organizations are expected to emphasize the outcomes facilitated by AI, reflecting a broader shift in corporate priorities.
•Investment in Product Engineering Services: IDC forecasts that spending on product engineering and operational technology services will grow from $183 billion in 2023 to $350.7 billion by 2028. Companies are increasingly seeking external expertise to drive their product development processes, particularly as they look to innovate in digital and physical domains. This growing demand emphasizes the need for consulting firms to offer tailored solutions that address the complexities of modern product engineering challenges.

As businesses navigate the complexities of emerging technological trends, they will increasingly seek strategic partners who can provide guidance throughout their digital transformation journeys. Organizations that prioritize sustainability, agility and innovative practices will thus be better equipped to respond to evolving market demands and technological advancements.

Business and Tech trends

We currently find ourselves at the forefront of a technological movement that we expect to redefine society’s interaction with the digital world. The expected technological advancements signify not merely technical innovations but rather a transformative shift towards a more intuitive and seamless technological environment that will be integrated in our daily lives.

AI is quickly evolving and increasingly becoming more prevalent in our daily lives. This progression heralds a future characterized by revolutionary innovation and a more connected, human-centric technological landscape. We have identified five pivotal technological trends that we believe will significantly shape the landscape in 2025:

•Quantum Computing: The quantum computing market is poised for substantial growth, expanding from $412 million in 2020 to a projected $8.6 billion by 2027, according to IDC. This technology is set to revolutionize our understanding of data and digital innovation. By leveraging the principles of quantum entanglement and superposition, quantum computers are expected to redefine our approach to AI and enhance current innovations.
•Agentic AI Systems: Agentic AI Systems are emerging as a transformative force within the realm of AI. A recent report by IDC indicates that enterprise spending on AI is expected to grow by 27% annually, from $166 billion in 2023 to an astounding $423 billion by 2027. According to Gartner, by 2028, one-third of interactions with generative AI will involve action models and autonomous agents capable of executing tasks without continuous human oversight. We believe this surge in investment reflects an increasing recognition of AI’s potential to revolutionize industries through more advanced and integrated solutions. As we progress, Agentic AI Systems are expected to be at the forefront of this transformative journey.
•Robotics: The robotics market is projected to expand significantly, with UBS forecasting growth from $262 billion in 2023 to $346 billion in 2025. In 2023 alone, robotics startups have raised over $4.2 billion in seed funding, transitioning towards growth stages. By 2026, it is anticipated that more than 30% of intelligent robots will achieve level 3 intelligence, characterized by a high degree of autonomy and cognitive capability, enabling independent decision-making in complex environments. AI is fundamentally transforming all aspects of robotics, with recent advancements in training driven by large language models and simulation environments enhancing robots’ precision and decision-making capabilities.
•Synthetic Humans: The market for digital humans and AI avatars is expected to surge from $5.6 billion in 2023 to $67.5 billion by 2032, representing a compound annual growth rate (“CAGR”) of 31.9%. Notable projections from Gartner’s “Rise of the Digital Humans” report include the expectation that by 2026, 50% of B2B buyers will engage with a “digital human” during the purchasing process and that by 2035, a majority of documentary and journalistic media will be generated by digital humans. We have been actively exploring synthetic human technology since 2018, harnessing the capabilities of AI and generative AI. With significant investments from leading brands such as Nvidia and Apple in facial technologies, synthetic humans are anticipated to enter the mainstream market. However, adoption remains cautious due to concerns surrounding the efficacy, cost and security of generative AI.
•Invisible Experiences: The forthcoming advancements in AI are expected to transcend traditional chatbots, ushering in a reality where AI is integrated into daily experiences in ways that are currently difficult to envision. Relatedly, revenue from augmented reality (“AR”) glasses is expected to increase more than fivefold from 2023 to 2026, according to ARtillery Intelligence.

The technological landscape of 2025 is set to be defined by these transformative trends, each with the potential to reshape industries, enhance human experiences and drive significant economic impact. As we navigate this dynamic environment, we remain committed to leveraging these advancements to deliver innovative solutions and create lasting value for our stakeholders.

Strategy

We seek to maintain our status as a leading digital transformation services provider that leverages the latest technologies and methodologies to help organizations respond to the changing demands of their customers and employees. The key elements of our strategy for achieving this objective are described below:

Grow revenue with existing and new clients

We continue to focus on delivering innovative and high value-added solutions that drive revenues for our clients, thereby strengthening our relationships and creating additional revenue opportunities for us. We will continue to target new clients by leveraging our engineering, design and innovation capabilities and our deep understanding of emerging technologies and industries. We will focus on building our brand in order to further penetrate our existing and target markets where there is a strong demand for our knowledge and services.

Remain at the forefront of emerging technologies and digital transformation

We believe our Studios have been highly effective in enabling us to deliver innovative software solutions that leverage our deep domain expertise across industries, in emerging technologies and in related market trends. As new technologies emerge and as market trends change, we will continue to add Studios to remain at the forefront of innovation and digital transformation, which will enable us to enter new markets and capture additional business opportunities.

Globant Enterprise AI, a sophisticated orchestration software that integrates and manages all AI Agents, serves as a great example of our constant evolution. It offers full traceability of AI-driven processes, providing transparency, accountability, and the ability to monitor and adapt strategies in real time. It is key in supporting our AI Studios, allowing us to deliver robust, flexible, and scalable AI solutions to enterprises worldwide.

Development of products and platforms

We will continue to focus on expanding our product and platform offerings to complement our service offerings. Through Globant X, we plan to continue transforming the business operations of our clients, stimulating their growth potential and helping them improve their business and operations. Combined with Globant X’s already existing AI products, our AI Agents are expected to enhance development cycles by autonomously performing tasks, leading to greater efficiency.

Attract, train and retain top-quality talent

We place a high priority on recruiting, training, and retaining employees, which we believe is integral to our continued ability to meet the challenges of the most complex software development assignments. In doing so, we seek to decentralize our delivery centers by opening centers in locations that may not have developed IT services markets but can provide professionals with the caliber of technical training and experience that we seek. We offer highly attractive career opportunities to individuals who might otherwise have had to relocate to larger IT markets. We will continue to develop our scalable human capital platform by implementing resource planning and staffing systems, attracting, training and developing high-quality professionals, strengthening our relationships with leading universities in different countries, and helping universities better prepare graduates for careers in our industry. We have agreements to teach, provide internships, and interact on various initiatives with several universities throughout the world.

Selectively pursue strategic acquisitions

In building on our track record of successfully acquiring and integrating complementary companies, we will continue to selectively pursue strategic acquisition opportunities that deepen our relationships with key clients, extend our technology capabilities, broaden our service offerings and expand the geographic footprint of our delivery centers that will enhance our ability to serve our clients.

Competitive Strengths

We believe the following strengths differentiate Globant and create the foundation for continued rapid growth in revenues and profitability:

Deep domain expertise across industries, in emerging technologies and related market trends

We have deep domain expertise across industries, in emerging technologies and in related market trends. We organize our areas of expertise in Studios, which we believe provide us with a strong competitive advantage and allow us to leverage prior experiences to deliver superior solutions to clients.

Long-term relationships with blue chip clients

We have built a roster of blue chip clients, such as Google, Electronic Arts, and The Walt Disney Company, many of which themselves are at the forefront of emerging technologies and with whom we have been working for more than ten years. We believe that our success in developing these client relationships reflects the innovative and significant value-added services that we provide along with our ability to positively impact our clients’ business. Our relationships with these enterprises provide us with an opportunity to access large IT, research and development, and marketing budgets. These relationships have driven our growth and have enabled us to engage with new clients.

Global delivery with access to deep talent pool

A key element of our strategy is to expand our delivery footprint, including increasing the number of employees that work onsite at our clients or near client locations. We will continue to focus on expanding our global delivery footprint to gain access to additional pools of talent to effectively meet the demands of our clients.

Highly experienced management team

Our management team is comprised of seasoned industry professionals with global experience. Our management sets the vision and strategic direction for Globant and drives our growth and entrepreneurial culture. On average, the members of our senior management team have more than 20 years of experience in the technology industry giving them a comprehensive understanding of the industry as well as insight into the industries in which our clients operate, emerging technologies and opportunities for strategic expansion.

Our services

Globant Networks are a key component of our service delivery model, designed to provide specialized expertise and innovation across various technological and creative domains. Each Studio focuses on specific areas of technology and industry sectors, enabling us to offer tailored solutions to our clients.

Over time, Globant has expanded its Studios to cover a wide range of areas, reflecting our commitment to diversifying expertise and providing comprehensive solutions to a global client base.

As market demands and technological landscapes evolve, Globant Studios continuously adapt by exploring new areas and incorporating the latest technologies. The Studio model has been instrumental in driving innovation within Globant.

Currently, the services we provide are represented in studios organized into four networks that promote collaboration, stimulate creativity and drive transformative outcomes for our clients.

1. AI Studios Network: For over a decade, Globant has navigated the AI transformation journey, recognizing the importance of the adoption of AI. Through the AI Reinvention Network, we support various industries in their AI adoption, leveraging our extensive AI expertise to help businesses thrive. The Studios in this network consist of Media & Entertainment, Finance, Healthcare & Life Sciences, Airlines, Sports, Automotive, Games, Hospitality & Leisure, Edtech and Retail.

2. Globant GUT Network: This network empowers our clients to better connect their brands to end-consumers through remarkable experiential marketing. Using the latest technology, including AI, our teams turn data into insights and actions to obtain great results for our clients through the following Studios: Strategy, Advertising, Content and Social, Full Funnel Media, Martech, Design, Product, and Commerce.

3. Digital Evolution Network: This network enhances efficiency and accelerates breakthroughs by integrating AI into the software development lifecycle. The Studios within this network are comprised of AI, Connected Experiences, Cybersecurity, Data, Immersive Experiences, Quality Engineering, Robotics, Engineering, CloudOps, Blockchain, Business Hacking, Cultural Hacking & Agility, Fast Code, Internet of Things, Digital Twin, Payments, Legal AI, Sustainable Business and Loyalty.

4. Enterprise Network: This network leverages tailored technology for streamlined operations and productivity at scale. We provide customers with the end-to-end business process transformation services they need to prepare their entire organization for reinvention. The Studios within this network consist of SAP, ServiceNow, Salesforce, Oracle, AWS, Adobe, Google Cloud, Microsoft and Process Optimization.

Globant X:

Globant X stands as our AI products and services arm, where we transform the business operations of our clients through our AI platforms, stimulating their growth potential and helping them upgrade their business. The Globant X lineup of platforms includes:

•Augoor - The Code Intelligence Platform used to quickly explore, navigate and understand code bases.

•MagnifAI - The Quality Assurance Platform that unleashes the power of AI for software testing at every stage of a client's business.

•StarMeUp - The behavioral science-based solution that helps organizations create a purpose-driven culture.

•DaXia - The accelerator platform used to embed financial products and services to any digital ecosystem, paving the way for innovative fintech and loyalty solutions.

•GeneXus - The Low-Code Software development platform that automates software creation, maintenance and evolution.

•Globant Enterprise AI - The platform that accelerates the development of private AI solutions, while connecting companies to all LLMs in a monitored and cost-effective way.

•Navigate - The Process Intelligence Platform for business operations and incident management.

Global autonomous culture:

We have developed a software product design and development model, known as Agile Pods. This model is designed to better align business and technology teams, driven by a culture of self-regulated teamwork and collaboration across skills, partners and country borders.

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

We ensure consistency, accountability and replicability by having Agile Pods follow a well-defined set of maturity criteria. Maturity models categorize levels of growth and development as follows: Maturity, Quality, Velocity, and Autonomy. Each level acts as a foundation for the next and lays out a path for learning and growth. As Agile Pods evolve from one level to the next, they are equipped with the understanding and tools to accomplish goals more effectively.

We have recently enhanced our Agile Pod methodology, achieving a significant milestone by certifying almost 100% of our pods in AI. By leveraging AI through our specialized suite of products, we have augmented our analytical prowess and accelerated decision-making, thereby creating a competitive advantage. Also, we have redesigned our people and staff areas to better support our pods, enhancing our agility, and enriching the quality and creativity of our solutions to increase responsiveness to client needs

Associated metrics guide improvement efforts and generate quantitative and qualitative insights to inform iterative design and planning decisions.

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

About our Be Kind initiative

We thrive by reinventing businesses and transforming organizations to be ready for a digital and cognitive future, thereby providing world-class opportunities for talent to make a positive impact around the world. Through our service offerings and technological capabilities, we are focused on initiatives related to combating climate change, bettering our communities and supporting those with mental health issues, among others.

With the United Nations Sustainable Development Goals as a guiding framework and the ambition to expand our ESG commitments to positively impacting communities, in 2020 we launched Be Kind. As our Sustainability strategy, Be Kind unites positive impact programs for its main stakeholders and consolidates initiatives to tackle critical issues, such as climate change, wellness in the workplace, education, misuse of technology, and ethics in AI, among others. Our Be Kind initiative is built on four pillars:

1. Be kind to Yourself

The Be Kind to Yourself pillar is a core element of our culture. It emphasizes self-care and provides tools for mental, physical and social well-being. Programs that we offer to our Globers include educational webinars, resources for healthy habits, and supportive work environments. For example, we recently launched an updated version of “My Well-being | Self-Assessment,” which helps our employees evaluate their well-being and track their progress over time with comparative results. Our healthy workplace campaigns, including “Healthy Day/Week,” highlight the importance of health through initiatives like health check-ups, vaccinations, and a Stop Smoking Program that utilizes innovative support tools. Our most recent self-help campaign, Activate, combines technology and fitness to boost physical wellness among our employees. This initiative allows users to synchronize fitness data with StarMeUp, set goals, and celebrate achievements.

2. Be kind to your Peers

The Be kind to your Peers pillar focuses on our commitments to our coworkers and community and helps structure our quest to generate a positive impact on society. We believe that these concepts improve our work environment and foster innovation.

At Globant, we celebrate our workforce’s unique strengths and experience and reinforce our commitment to fostering a welcoming culture. Our Mandatory Awareness training is essential for every new hire. Additionally, our Anti-harassment Protocol is fundamental to ensuring a safe, healthy environment. As of 2024, we have implemented a mandatory training program addressing various types of violence and appropriate responses to foster safety and respect.

3. Be kind to Humanity

The Be Kind to Humanity pillar emphasizes that we utilize technology responsibly and create inclusive opportunities through technological advancements. We empower individuals and communities, driving impact through the following key initiatives:

Ed in Tech: This initiative consists of two programs: Code Your Future and The Inspire Garage. Code Your Future originated in 2019 as our initiative to provide young people with access to technology education. Today, it has evolved into a comprehensive program designed to uplift underrepresented groups, equipping them with the skills needed to succeed in the tech industry. The Inspire Garage is a program focused on education and providing the right tools to inform, motivate, and facilitate access to STEAM careers for children and teenagers worldwide.

Tech4Good: Our commitment to sustainable development is embodied in the Tech for Good project. Through initiatives like the Be Kind Tech Fund (the “BKTF”) and Globant Labs, we undertake responsible, supportive, facilitative, and transformative actions. We are dedicated to mitigating the negative impacts of technology, solving problems, optimizing benefits, and maximizing positive impacts for sustainable, equitable, and inclusive growth.

4. Be Kind to the Planet

The Be Kind to the Planet (“BKP”) pillar is dedicated to transforming society by reducing emissions and promoting sustainable practices. Our Environmental Policy emphasizes operating within the planet’s physical limits, fostering collaboration among Globers, suppliers, clients, and stakeholders. We believe that a successful company must also be sustainable, which is why we set Science-Based Targets to minimize our impact while supporting Earth restoration projects.

Our ESG commitments for the BKP pillar consist of our public commitments to carbon neutrality and reduction trajectories aligned with the Science-Based Targets Initiative’s standards of the United Nations Race to Zero Initiative. Our “Digital Sobriety” techniques are intended to support our clients, through the design of digital services and products, in their quest to reduce CO₂-eq.

Our climate strategy focuses on promoting five fundamental actions, both internally and externally, to address our environmental impact effectively.

•Measure: We calculate our Corporate Carbon Footprint to fully understand the scale of our environmental impact;
•Reduce: We are committed to pursuing our Science-Based Targets, contributing to the global effort to tackle climate change;
•Compensate: Since achieving carbon neutrality in 2021, we have actively supported carbon-offsetting projects that enhance environmental well-being, ensuring our operations remain carbon-neutral;
•Disclose: We prioritize transparency by consistently reporting our progress towards a low-carbon economy, providing stakeholders with essential information about our climate strategy and reinforcing our commitment to climate change mitigation;
•Adapt: Following our third TCFD analysis in 2024, we have incorporated adaptation into our strategy. This involves adjusting practices, systems, and policies to minimize the negative impacts of potential climate-related risks while seizing opportunities for positive change.

We believe that adaptation is a crucial response strategy to the ever-growing challenges posed by climate change. Since 2022 we have diligently strived to align our strategies with the Task Force on Climate-Related Financial Disclosures (“TCFD”) recommendations, including by introducing climate-related issues in our governance, risk management and strategy.

The tech industry, like every other sector, plays a significant role in producing emissions, primarily due to the energy consumption involved in creating and delivering IT products and services. As a digitally native company, we recognize the importance of acknowledging and mitigating technology’s environmental impact. By implementing practices such as Green IT, Digital Sobriety, and Planet-Centric design techniques, we empower our employees to minimize their digital carbon footprint and contribute to a more sustainable future. Our partnership with the Green Software Foundation, an organization dedicated to establishing best practices for sustainable software development, further reinforces our commitment to reducing carbon footprints. Additionally, our sustainability efforts extend to green building practices, water conservation, and waste reduction. We prioritize energy-efficient office designs, effective water management, and a Zero Waste culture by eliminating single-use plastics and promoting proper waste segregation. These initiatives collectively aim to minimize our environmental impact and foster responsible resource management across all of our locations.

Our talent and our culture

Our culture

Our culture is the foundation that supports and facilitates our distinctive approach and advances our organization forward. It can be best described as entrepreneurial, flexible, sustainable and team-oriented, and is built on three main motivational pillars and nine core values.

Our motivational pillars are comprised of Autonomy, Mastery and Purpose. Through Autonomy, we empower our employees to take ownership of their client projects, professional development and careers. Mastery focuses on constant improvement, aiming for excellence and exceeding expectations. Finally, we believe that only by sharing a common Purpose will we build a company for the long-term that breaks from the status quo, is recognized as a leader in the delivery of innovative software solutions and creates value for our stakeholders.

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
•Team Player – We encourage Globers to get to interact with their colleagues and to support one another. Together, we are going to improve our profession, company and countries. We operate as one team whether it's solving a problem or celebrating excellent results.
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

Our workplace embodies our culture

We reimagined and designed workplaces to enhance the overall work experience. We developed a new model office focused on where and how our employees want to work. We want to provide employees with the ability to work in different environments, feel comfortable in the way they work, and undergo a full workday without having to be in the same space constantly. Experiencing the office also means developing our culture. We prioritize spaces where people can share, connect and exchange moments that would be difficult to experience if everyone was at home.

Fostering employees’ career growth

Those of our employees who are eager to grow, expand their knowledge, and discover new possibilities have a vast number of opportunities available to them. We want to empower them to make their own decisions and contributions to the company and make the most out of these five professional development dimensions:

•Technology - Our studios consolidate experiences in more than 100 emerging technologies and practices where Globers can learn, develop, specialize and stay relevant. We have numerous trainings and development opportunities that allow them to grow professionally.
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

Entrepreneurship

We were created as a startup. It was built by entrepreneurs and, over the years, many of our employees have made a difference by creating and driving innovation. Entrepreneurship is one of our keys to success, and we encourage our employees to dream and create meaningful and rewarding experiences for our customers.

We have our own accelerator for tech startups named Globant Ventures. The objective of Globant Ventures is to promote the emergence of new entrepreneurs by investing in visionary and purpose-driven entrepreneurs seeking to reinvent business through the lens of AI, Blockchain, and Future of Work technologies.

Availability of high-quality talent

According to the World Economic Forum’s Future of Jobs Report 2025, demand for technology-driven roles is projected to surge by 2030. As companies adopt AI, robotics, and digital technologies, the need for skilled professionals will increase, shaping the future workforce across industries.

India remains a crucial source of tech talent, producing over 5 million graduates annually. The Indian IT-BPM industry employs about 5.4 million people with many graduates deemed employable by Tier 1 and Tier 2 firms. Latin America has also transformed its talent landscape, with nearly 2 million tech professionals available as of 2022 and approximately 739,000 new tech graduates each year. Organizations in the region are prioritizing digitalization and workforce development, leading to expected improvements in talent availability over the next five years. In North America, companies are focusing on talent acquisition to keep pace with technological changes, with an emphasis on climate adaptation and AI driving demand for specialists in big data, machine learning, and data warehousing.

We are dedicated to leveraging our global workforce to tackle future challenges and stay at the forefront of the technology industry, equipped with the talent necessary for transformative change and exceptional client value. In 2024, we redefined our approach to Talent Delivery Centers, emphasizing scalability and adaptability while embedding conversational AI into our processes. We launched an AI Agent to automate repetitive tasks for recruiters, allowing them to focus on providing a more personalized approach. In 2025, we plan to expand its capabilities for greater efficiency and insights. We are also expanding our global reach into other markets, including the Philippines, Australia, Singapore, Moldova, and Vietnam, while deepening our presence in Saudi Arabia and the UAE. These advancements reflect our strategic approach to building a robust talent pipeline for our global operations.

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
•Granting of a tax credit bond of up to 70% of the social security contributions of the employees associated with the promoted activities. Such bonds can be used within the following 24 months (extendable for additional 12 months with justified cause) to pay Income Tax (up to a percentage of the exports reported each year), value added tax ("VAT") or other federal taxes. The bonds may be transferred on one occasion if the beneficiary has exports of services related to the promoted activity which represent at least 70% of its annual revenue. The amount of bonds to be issued could be increased to 80% of the paid social security contributions when the newly-hired employees are members of certain minorities. This benefit has a maximum limit per employee, based on their monthly salary.

•Duties on export of services taxed at 0% rate from December 22, 2020.

In order to maintain the benefits, the beneficiaries must prove every two years that they meet certain requirements. In addition, the benefits are subject to an annual amount determined by the annual national budget in Argentine Pesos. The Argentine Executive Branch has decided to not increase the annual national budget since 2023. High inflation and the government's decision to not extend the annual national budget adversely affected the amount of the benefit received by our Argentine subsidiaries. See "Business Overview — Government Support and Incentives".

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

Our subsidiaries, BSF S.A., IAFH Global S.A. and Sistemas Globales S.A were approved as beneficiaries of the Knowledge Economy Law by the Subsecretary of Knowledge Economy and incorporated into the National Registry on July 8, 2021, October 15, 2021, December 14, 2021, and February 8, 2022 respectively. Benefits were granted as of January 1, 2020.

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

Some locations of our Indian subsidiary are located in a SEZ and have completed the SEZ registration process. Consequently, we started receiving the tax benefit on August 2, 2017. With the growth of our business in a SEZ, our Indian subsidiary may be required to compute its tax liability under Minimum Alternate Tax ("MAT") in future years at the current rate of approximately 17.5%, including surcharges, as its tax liability under the general tax provisions may be lower compared to the MAT liability.

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

Our clients include primarily medium to large-sized companies based in North America, Latin America, Europe and New Markets, operating in a broad range of industries, including Media and Entertainment, Professional Services, Technology and Telecommunications, Travel and Hospitality, Healthcare, Banks, Financial Services and Insurance, and Consumer, Retail and Manufacturing. We believe clients choose us based on our ability to understand their business and help them drive revenues, as well as our innovative and high value-added business proposals, tailored Studio-based solutions, and our reputation for high quality execution. We have been able to grow with, and retain our clients by merging their industry knowledge with our expertise in the latest market trends to deliver tangible business value.

We typically enter into a master services agreement (or MSA) with our clients, which provides a framework for services and a statement of work (or SOW) to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. We generate 42.5% of our revenue from long-term projects with terms greater than 24 months.

During 2024, 2023 and 2022, our ten largest clients based on revenues accounted for 29.3%, 32.0% and 35.6% of our revenues, respectively. Our top client for the years ended December 31, 2024, 2023 and 2022, The Walt Disney Company, accounted for 8.7%, 8.7% and 10.7% of our revenues, respectively.

The following table sets forth the amount and percentage of our revenues for the years presented by client location:

	Year ended December 31,
	2024		2023		2022

	(in thousands, except percentages)
By Geography
North America	$1,347,998	55.8%	$1,245,972	59.4%	$1,135,148	63.8%
Latin America	531,309	22.0%	463,223	22.1%	408,351	22.9%
Europe	419,073	17.3%	310,114	14.8%	181,918	10.2%
New Markets	117,309	4.9%	76,630	3.7%	54,826	3.1%
Revenues	$2,415,689	100.0%	$2,095,939	100.0%	$1,780,243	100.0%

The following table shows the distribution of our clients by revenues for the years presented:

	Year ended December 31,
	2024	2023	2022
Over $5 Million	89	80	65
$1 - $5 Million	257	231	194
$0.5 - $1 Million	172	155	132
$0.1 - $0.5 Million	494	465	386
Less than $0.1 Million (*)	719	679	472
Total Clients (*)	1,731	1,610	1,249

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

Under our multi-pronged, integrated sales and marketing strategy, our senior management, sales executives, sales managers, account managers and engagement managers work collaboratively to target, acquire and retain new clients and expand our work for existing clients. Globant's team is currently comprised of 411 sales professionals worldwide.

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

Since its launch in 2016, we have advanced our growth strategy within the framework of our 50-Squared vision. Through this initiative, we assigned our most senior teams to concentrate on 50 clients, each anticipated to yield $50 million in revenue. As our 50-Squared vision evolved, we began to broaden our scope, enhance our services, and attract top-tier talent across various industries and regions worldwide. Notably, many of our key clients have flourished under this program. In 2021, we expanded on the 50-Squared vision and have since conducted our growth strategy under our 100-Squared vision, aiming to create enduring relationships that yield $100 million in revenue from each of our top 100 accounts.

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

As of December 31, 2024, our marketing department, Stay Relevant, operates in all markets in which we operate. This team promotes our brand through a variety of channels, including the following:

•Converge: Our series of executive events that bring together some of the best creative minds in the industry for one amazing day of inspirational stories, inventive ideas, learning experiences, and "wow" technology showcases that enable attendees to re-think the new ways they do business.
•Sentinel Report: Provides insightful evidence of consumer behavior and market trends that sparks strategic thinking.
•Trends Applied: A series of reports and LIVE conversations regarding technology trends in key industries.
•TechNFest: Our signature event for talent where we offer talks and demos on the latest tech trends and showcase Globant’s workplace experience.
•Reports and whitepapers: Special reports that analyze trends and the impact of such trends on businesses.
•Success Stories: A yearly initiative where participants share experiences about complex technical challenges and the brands and people behind them.
•Globant Awards: Global awards with two editions - Women that Build, which recognizes women who inspire, build, lead and help create change, and Digital Disruptors, which acknowledges all those disruptors that lead the digital and cognitive revolution.
•Webinars: Explore different trends and technologies in depth showcasing views from experts in the field.

•Events: Ranging from small events for specific guests or partners to large events that welcome the community.
•Podcasts: Discussion of tech trends and diverse perspectives.
•Blog: Explore content on the latest trends and best practices in the different industries we work with.
•Newsletter: Monthly update to seek reinvention in every industry.
•Books: Experts share their fresh perspectives and industry insights.

Seasonality

Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. Our revenues tend to be higher in the third and fourth quarters of each year compared to the first and second quarters of each year due to seasonal factors. During the first quarter of each year, which includes summer months in the southern hemisphere, there is a general slowdown in business activities and a reduced number of working days for our IT professionals based in the southern hemisphere, which results in fewer hours being billed on client projects and therefore, lower revenues being recognized on those projects. In addition, some of the reduction in the number of working days for our IT professionals in the first or second quarter of the year is due to the Easter holiday. Depending on whether the Easter holiday falls in March or April of a given year, the effect on our revenues and profitability can appear either in the first or second quarter of that year. Our revenues derived from our Globant GUT Network of Studios are typically much higher towards the end of the fourth fiscal quarter due to the holiday season. Finally, we may implement annual salary increases in the second and fourth quarters of each year. Our revenues are traditionally higher, and our margins tend to increase, in the third and fourth quarters of each year.

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

In addition, we have developed a number of proprietary internal tools that we use to manage our projects, build applications in specific software technologies, and assess software vulnerability.

Our registered intellectual property consists of the trademark "Globant" (which is registered in twelve jurisdictions), the trademark "StarMeUp", certain other trademarks related to our service offerings and products, three software patents granted in the United States in favor of our United States subsidiary Globant LLC, and three software patents that are granted in the United States in favor of our Spanish subsidiary Globant España S.A. We do not believe that any individual registered intellectual property right, other than our rights in our name and logo, is material to our business.

Facilities and Infrastructure

As of December 31, 2024 we provided our services from 115 locations where we lease approximately 1.5 million total square feet of office space, including the following principal operational locations:

Country	Type	Square Feet
Argentina	Development and Delivery Center / Client Management Center	405,765
India	Development and Delivery Center	269,266
Colombia	Development and Delivery Center / Client Management Center	143,027
Mexico	Development and Delivery Center / Client Management Center	97,359
Uruguay	Development and Delivery Center / Client Management Center	93,518
Regulatory Overview

Given the broad scope of our presence, our operations are subject to a variety of rules and regulations. Various federal and state agencies in the 32 countries in which we operate regulate different aspects of our business, including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage and labor standards, employment and labor relations, trade protections, international trade controls, foreign exchange controls and other regulatory requirements affecting trade and investment. Some of the laws and regulations to which we are exposed, and their interpretation, are still evolving. The following summaries included below provide a high-level overview of the laws and regulations material to us and do not purport to address all laws and regulations that may be relevant to our operations. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures, which could adversely affect our business, financial condition and results of operations.

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

Starting on January 2024, Globant will be subject to the Global Minimum Tax regulation. Some of the tax incentives that we benefit from might be adversely affected. For example, in Uruguay, where the Free Trade Zone regime benefits us with an almost full tax exemption, our Income Tax Effective Rate increased to 15%. The extent to which different tax incentives will be affected varies significantly. In addition, countries may use the opportunity of the introduction of the OECD Global Minimum Tax to remove those tax incentives.

Income tax

Argentina

Pursuant to Income Tax Law No. 20,628, as amended (the “ITL”), in Argentina, legal entities and branches of foreign entities are subject to a tax on their worldwide income; provided that any foreign taxes paid on income earned from activities carried out abroad can be taken as a credit against the applicable Argentine tax, to the extent that the foreign tax does not exceed the Argentine tax. Income tax is payable on the net income made in a given fiscal year. Losses incurred during any fiscal year may be carried forward and offset against taxable income obtained during the following five fiscal years. Argentine companies are taxed on their corporate income at a progressive rate ranging between 25% and 35%. Subject to net income amounts, companies are required to pay a fixed amount and a progressive rate over the surplus of the minimum base rate in their category. The amounts are adjusted annually starting on January 1, 2022, based on the variation of the consumer price index ("CPI"). Argentine entities are subject to an integral inflation adjustment tax mechanism to the extent that the CPI exceeds 100% in the 36 previous months to the closing of each relevant fiscal year. For the fiscal years beginning on or after January 1, 2021, 100% of the tax inflation adjustment (negative or positive) would be allocated by fiscal year.

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

This standard corporate income tax rate may be increased to 40% until the 2027 taxable period for national corporations with specific economic activities, such as financial institutions and insurance and reinsurance companies, whose taxable income is equal to or greater than 120,000 UVT. The tax rate may be increased to 38% until the 2026 taxable period for national corporations whose specific activity is energy generation and whose taxable income is equal to or greater than 30,000 UVT.

A reduced corporate income tax rate of 20% applies to legal entities qualified as Industrial Users of Goods and/or Services in a free-trade zone, over the net income originated in export activities; if the net income does not come from exports or if the industrial user did not sign the Internationalization Plan and annual sales agreement with the Ministry of Commerce, Industry, and Tourism for the respective taxable period, the income will be taxed at the general rate of 35%. Commercial Users in a free-trade zone are subject to the general corporate income tax rate. A special reduced rate of 15% applies to certain activities that in the past had some tax benefits or exemption, such as certain services in new or refurbished hotels or in eco-tourism and/or agrotourism theme parks that are built, remodeled, or expanded.

Capital gains are subject to tax at a corporate income tax rate of 15%. It is assumed that the following items are considered capital gains: (a) gains on the transfer of fixed assets owned for more than two years and (b) gains resulting from the receipt of liquidation proceeds of corporations in excess of capital contributed if the corporation existed for at least two years. Capital gains also include income derived from lotteries, raffles, bets, and similar activities, in which case the applicable tax rate is 20%.

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

Minimum alternate tax (MAT) is imposed at a rate of 15% (plus any applicable surcharge and 4% educational cess) on the adjusted book profits of corporations whose tax liability is less than 15% of their book profits.

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

Colombia

In Colombia, VAT is an indirect national tax levied on (i) services rendered in Colombia and from abroad; (ii) sales and imports of physical movable goods; (iii) sales or transfers of intangible assets related to industrial property; and (iv) gambling sales and operations, except for lotteries and online gambling. As a general rule, VAT does not apply to the sale of fixed assets and although it applies to the export of goods and services, this tax is settled at a rate of 0%.

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

India

In India, goods and services tax ("GST") is a destination-based consumption tax applicable to the supply of goods or services. GST also is a part of the aggregate customs duty imposed on imports. Exports and supplies to SEZs are zero-rated suppliers for GST purposes. Central GST ("CGST") and state GST ("SGST") are imposed simultaneously on a common tax base on all intrastate transactions. In the case of interstate supplies of goods and services, integrated GST ("IGST") applies at a rate that is an aggregate of CGST and SGST.

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

Colombia

In Colombia, distributions to foreign companies or nonresidents are subject to taxation at a rate of 20%.

The distribution of dividends to residents (individuals) corresponding to profits, which do not constitute taxable income, will be included in the taxable base of a resident's income tax and will be subject to a tax rate based on the range of UVT in which the total income of the resident falls, a rate ranging from 19% to 39%. If the distribution of dividends plus the total income does not exceed 1,090 UVT, the tax rate would be 0%. If the distribution of dividends to the resident comes from taxable profits, such distribution would be subject to a tax rate of 35%.

The distribution of dividends to national corporations derived from profits that are considered as income and are not subject to income tax is subject to a tax rate of 10%, which applies to the first distribution and is transferable and attributable to the final shareholder (resident person, entity, or non-resident individual). The 10% withholding is not applicable when the distribution is made between registered economic group members. The dividends tax applies to the distribution of profits generated in 2017 and onwards.

In addition, if the dividend distribution is made out of profits that were not taxed at the distributing entity level, the distribution to nonresidents is subject to a 35% corporate income tax (recapture tax), which is withheld by the company who distributes the dividends. In this case, the 20% dividends tax applies on the distributed amount after it is reduced by the 35% recapture income tax.

A 35% corporate income tax is imposed on dividends paid to residents (including companies and individuals) out of profits not taxed at the corporate level. If the profits subject to tax at the corporate level in a given year are higher than the commercial profits of that year, the difference can be carried back for two years or carried forward for five years to offset the profits of such periods, in order to reduce or eliminate the amount of the distribution subject to the 35% withholding tax. This carryforward or carryback should not reduce the amount of the distribution to nonresidents subject to the dividends tax of 20%. The 20% withholding for dividends paid to non-residents (individuals and corporations) can be reduced if a Double Tax Treaty between Colombia and a third party country applies.

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

Foreign exchange controls

Pursuant to the regulations of the Argentine Central Bank, among others, (a) collections of foreign currency from the export of goods and services and the disbursement of foreign financial loans (to have access to the FX Market for the repayment of principal and interests), are subject to mandatory transfer into Argentina and conversion into Argentine pesos through the FX Market; provided, that in the case of the export of goods and services, the Export Increase Program (Progama de Incremento Exportador) allows exporters to repatriate and liquidate at the official exchange rate equal to 80% of the proceeds for their exports through the FX Market, and to execute inbound blue-chip swap transactions for the remaining 20%; (b) the prior authorization of the Argentine Central Bank is required for access to the FX Market for the purchase of foreign currency for certain purposes (e.g. except under certain circumstances, payment of dividends, pre-payment of principal and interest on indebtedness; and payments to related parties); and (c) access to the FX Market to make payments from Argentina is subject to compliance with a foreign indebtedness information regime and the filing of an affidavit stating that, among other things: (i) payor did not, and commits not to perform certain transactions with Argentine securities and Argentine depositary receipts of foreign shares (“CEDEARS”) within the preceding and following 90 days; (ii) as of the transaction date, payor does not have holdings of foreign currency in Argentina that are not deposited with Argentine financial institutions and does not have foreign liquid disposable assets and CEDEARS for an equivalent of more than $100,000; and (iii) commits to transfer into Argentina and settle for Argentine pesos any payments received outside of Argentina under loans granted by payor or under time deposits made after May 28, 2020, or from the sale of assets.

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

The following chart is a summary of our principal subsidiaries as of the date of this report. You may find complete information about all of our subsidiaries and their respective holdings in Exhibit 8.1.

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

Overview

See "Information on the Company — History and Development of the Company" and "Information on the Company — Business Overview — Overview".

Cybersecurity Incident

As disclosed in our Report of Foreign Private Issuer furnished to the US Securities and Exchange Commission on March 30, 2022, on March 28, 2022, we detected suspicious activity on our network later determined to be unauthorized access to and exfiltration of certain source code and project-related documentation for certain clients, as well as certain data files. As soon as such access was detected, we activated our security protocols and promptly notified affected clients. In addition, we engaged a third-party firm to conduct a forensic investigation. The forensic investigation was finalized in August 2022 and we concluded that the number of affected clients was limited. In accordance with applicable regulations, we notified relevant data privacy authorities of the incident. In addition, we have implemented a variety of measures to further enhance our cybersecurity protections. To date, this incident has not had a material impact on our operations, and we are unaware of any material impact on our clients’ operations.

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
•the availability of, and our ability to attract, retain and efficiently utilize, skilled IT professionals in 32 countries where we are present;
•operating costs in countries where we operate;
•capital expenditures related to the opening of new delivery centers and client management locations and improvement of existing offices;
•our ability to increase our presence onsite at client locations;
•the effect of wage inflation in countries where we operate and the variability in foreign exchange rates, especially relative changes in exchange rates between the U.S. dollar and local currencies, mainly in Latin America;
•our ability to identify, integrate and effectively manage businesses that we may acquire; and
•evolving market for products with AI capabilities.

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•Pricing of, and margin on, our services and revenue mix. Since time-and-materials is our main type of contract, the hourly rates we charge for our Globers are a key factor impacting our gross profit margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation, market conditions and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and achieving higher profit margin assignments. During the three-year period ended December 31, 2024, we increased our revenues attributable to sales of technology solutions (primarily through digital transformation, data and cloud strategies). Gross profit margin was 35.7%, 36.1% and 37.6% for the years ended December 31, 2024, 2023 and 2022, respectively and adjusted gross profit margin was 38.2%, 38.1% and 39.2% for the years ended December 31, 2024, 2023 and 2022, respectively. See "Operating and financial review and prospects - Operating Results - Adjusted Diluted EPS and Adjusted Net Income.".

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

•Our ability to recruit, retain and manage our IT professionals may have an effect on our gross profit margin and our results of operations. Our IT professional headcount was 29,198 as of December 31, 2024, 27,116 as of December 31, 2023 and 25,331 as of December 31, 2022. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.

•Investments in our delivery platform. See “Information on the Company — Business overview. — Facilities and Infrastructure.”Our integrated global delivery platform allows us to deliver our services through a blend of onsite and offsite methods. We have pursued a decentralization strategy in building our network of delivery centers, recognizing the benefits of expanding into countries in Latin America and Asia, including the ability to attract and retain highly skilled IT professionals in increasing scale. Our ability to effectively utilize our robust delivery platform could significantly affect our results of operations in the future.

•Seasonality. See “Information on the Company - Business overview — Seasonality.”

Our results of operations are expected to benefit from government policies and regulations, see "Information of the Company - Business Overview — Government Support and Incentives."

Certain Income Statement Line Items

2024 Compared to 2023

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium to large-sized companies globally. For the year ended December 31, 2024, revenues increased by 15.3% to $2.4 billion from $2.1 billion for the year ended December 31, 2023.

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

	Year ended December 31,
	2024		2023

	(in thousands, except percentages)
By Contract
Time & Materials	$1,714,120	71.0%	$1,654,280	78.9%
Fixed Price	606,860	25.1%	383,867	18.3%
Licenses, resales & Others	94,709	3.9%	57,792	2.8%
Revenues	$2,415,689	100.0%	$2,095,939	100.0%

Revenues by Client Location

Our revenues are sourced from the following four regions: North America (top markets: the United States and Canada), Latin America (top markets: Argentina and Brazil), Europe (top markets: Spain and United Kingdom) and New Markets (top markets: Saudi Arabia and India). We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the year ended December 31, 2024, we had 1,731 customers with more than ten thousands U.S. dollars in revenue in the last twelve months.

The following table sets forth revenues by client location by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2024		2023

	(in thousands, except percentages)
By Geography
North America	$1,347,998	55.8%	$1,245,972	59.4%
Latin America	531,309	22.0%	463,223	22.1%
Europe	419,073	17.3%	310,114	14.8%
New Markets	117,309	4.9%	76,630	3.7%
Revenues	$2,415,689	100.0%	$2,095,939	100.0%

Revenues by Industry Vertical

We are a provider of technology services to enterprises in a range of industry verticals including media and entertainment, consumer, retail and manufacturing and banks, financial services and insurance, among others. The following table sets forth our revenues by amount and as a percentage of our revenues by industry vertical for the periods indicated:

	Year ended December 31,
	2024		2023

	(in thousands, except percentages)
By Industry Vertical
Media and Entertainment	$526,585	21.8%	$454,380	21.7%
Consumer, Retail & Manufacturing	447,592	18.5%	351,880	16.8%
Banks, Financial Services and Insurance	443,972	18.4%	385,207	18.4%
Travel & Hospitality	281,178	11.6%	187,346	8.9%
Technology & Telecommunications	256,854	10.6%	255,238	12.2%
Professional Services	252,580	10.5%	261,233	12.5%
Health Care	173,905	7.2%	167,705	8.0%
Other Verticals	33,023	1.4%	32,950	1.5%
Total	$2,415,689	100.0%	$2,095,939	100.0%

Our largest segment, Media and Entertainment, experienced robust growth driven by digital consumption trends among our major clients and strategic initiatives in Gaming and Sports and Entertainment. The Consumer, Retail, and Manufacturing segment also reported revenue gains as companies continued to invest in digital transformation, which in turn increased demand for our GUT Network. Our Banks, Financial Services, and Insurance segment grew, benefiting from our exposure to large global financial institutions across multiple units and geographies. Similarly, innovative partnerships and a resurgence in global mobility supported revenue expansion in our Travel and Hospitality segment. After a period of soft demand in the first half of the year, the Technology and Telecommunications segment improved modestly in the second half, underscoring the essential nature of our services in an increasingly digital world. In contrast, the Professional Services segment declined due to weaker demand for technology solutions and consulting services from select large private companies. Lastly, our Healthcare segment showed modest growth, reflecting our commitment to using technology to enhance healthcare delivery, improve clinical outcomes, and integrate preventive care practices. Additionally, other industry segments experienced a slight increase, driven in part by several e-learning projects throughout 2024.

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

The following table sets forth revenues contributed by our largest client, top five clients, top ten clients and top twenty clients by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2024		2023

	(in thousands, except percentages)
Client concentration
Top client	$210,555	8.7%	$183,207	8.7%
Top five clients	502,063	20.8%	480,751	22.9%
Top ten clients	707,336	29.3%	670,907	32.0%
Top twenty clients	965,344	40.0%	877,926	41.9%

Our top ten customers for the year ended December 31, 2024 have been working with us for, on average, ten years.

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2023 contributed 93.7% of our revenues in 2024. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annual revenues increased (89 in 2024 and 80 in 2023) and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 346 in 2024 from 311 in 2023. The following table shows the distribution of our clients by revenues for the year presented:

	Year ended December 31,
	2024	2023

Over $5 Million	89	80
$1 - $5 Million	257	231
$0.5 - $1 Million	172	155
$0.1 - $0.5 Million	494	465
Less than $0.1 Million (*)	719	679
Total Clients (*)	1,731	1,610
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

Our cost of revenues has increased in recent years in line with the growth in our revenues and reflects the expansion of our operations in the countries where we operate primarily due to increases in salary costs, an increase in the number of our IT professionals and the opening of new delivery centers. We expect that as our revenues grow, our cost of revenues will increase. Our goal is to increase revenue per IT professional and thereby increase our gross profit margin.

Cost of revenues was $1,552.3 million for 2024, representing an increase of $212.1 million, or 15.8%, from $1,340.2 million for 2023.

	Year ended December 31,
	2024		2023

	(in millions, except percentages)
	Amount	Variation	Amount	Variation
Main variations in cost of revenues
Salaries, employee benefits and social security taxes	$(1,329.5)	14.7%	$(1,158.7)	14.2%
Office expenses	(16.8)	128.5%	(7.3)	(16.7)%
Promotional and marketing expenses	(12.4)	134.0%	(5.3)	29.4%

The increase in salaries, employee benefits and social security taxes is primarily attributable to the net addition of 2,082 IT professionals since December 31, 2023, an increase of 7.7%, to satisfy growing demand for our services, which translated into an increase in salaries. The increase in office expenses relates to the growth and improvements of our spaces in different geographies to serve the necessities generated by our services growth. The increase in promotional and marketing expenses relates to digital marketing services associated with the growth of the Media and Entertainment vertical.

Cost of revenues as a percentage of revenues increased to 64.3% for 2024 from 63.9% for 2023.

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

Selling, general and administrative expense was $633.0 million for 2024, representing an increase of $95.9 million, or 17.9%, from $537.1 million for 2023.

	Year ended December 31,
	2024		2023

	(in millions, except percentages)
	Amount	Variation	Amount	Variation
Main variations in Selling, General and Administrative Expenses
Salaries, employee benefits and social security taxes	$(262.5)	23.6%	$(212.4)	22.4%
Taxes	(25.9)	29.3%	(20.0)	13.7%
Rental expenses	(12.8)	39.5%	(9.1)	22.8%

The increase of salaries, employee benefits, social security taxes and share based compensation was primarily attributable to the addition of sales and management executives. There was also an increase of $9.5 million in taxes and rental expenses mainly related to impacts of acquired companies.

Selling, general and administrative expenses as a percentage of revenues was 26.2% and 25.6% for 2024 and 2023, respectively.

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

Net impairment losses on financial assets

Net impairment losses on financial assets mainly include impairment of trade receivables, which represents an allowance for expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition. During the years ended December 31, 2024 and 2023, we recorded a loss of $7.0 million and $18.8 million, respectively, related to the recognition of the allowance for expected credit losses.

The decrease in the allowance for expected credit losses was driven by an improvement in the collection of specific matured open trade receivables, despite the increase in the Company's DSO. This was attributable to factors that are specific to debtors, general economic conditions and an assessment of both the current and forecasted conditions at the reporting date.

Finance Income

Finance income consists of interest gains on time deposits, financed customers and savings accounts. The increase of finance income up to $5.3 million for the year ended December 31, 2024 from $4.8 million for the year ended December 31, 2023 was primarily attributable to accrued interests from savings accounts.

Finance Expense

Finance expense includes the interests from borrowings, leases contracts, banking fees and other finance expenses. The increase of finance expense up to $32.2 million for the year ended December 31, 2024 from $23.8 million for the year ended December 31, 2023 was due to an increase in interest on borrowings.

Other Financial Results, Net

Other financial results, net consists of foreign exchange gain or loss on monetary assets and liabilities denominated in currencies other than the U.S. dollar, gain or loss on transactions with bonds, foreign exchange forward contracts and future contracts and mutual funds.

Other financial results, net decreased to a $6.1 million gain for the year ended December 31, 2024 from a $11.3 million gain for the year ended December 31, 2023, primarily for a foreign exchange gain of $0.2 million compared to a loss of $22.0 million in 2023, a gain of $0.5 million net related to gain from financial instruments measured at fair value through profit or loss compared to a gain of $23.6 million in 2023 and a gain on transactions with bonds of $5.0 million compared to a gain of $9.2 million in 2023.

The foreign exchange results were predominantly influenced by fluctuations in local currency exchange rates, specifically the effect of depreciation of the ARS, CLP, MXN and COP against the USD. These effects largely offset one another.

Other Income and Expenses, Net

Other income and expenses, net decreased to a gain of $5.6 million for the year ended December 31, 2024 from a gain of $6.6 million for the year ended December 31, 2023. Such decrease is mainly explained by the write off of certain convertible notes and the effects of the renegotiation of deferred payments related to business combinations.

Income Tax Expense

See "Consolidated Financial Statements as of December 31, 2024 and December 31, 2023 and for each of the three years in the period ended December 31, 2024 — Summary of Significant Accounting Policies — Taxation —Current Income Tax".

Net Income for the Year

As a result of the foregoing, we had a net income of $169.0 million for 2024, compared to $158.5 million for 2023.

2023 Compared to 2022

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2023 compared to 2022, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024.

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

Adjusted Gross Profit and Adjusted SG&A Expenses

We utilize non-IFRS measures of adjusted gross profit and adjusted SG&A expenses as supplemental measures for period-to-period comparisons. Adjusted gross profit and adjusted SG&A expenses are most directly comparable to the IFRS measures of gross profit and selling, general and administrative expenses, respectively. Our non-IFRS measures of adjusted gross profit and adjusted SG&A expenses exclude the impact of certain items, such as depreciation and amortization expense, share-based compensation expense and, only with respect to adjusted SG&A expenses and acquisition-related charges.

Adjusted Profit from Operations

We utilize the non-IFRS measure of adjusted profit from operations as a supplemental measure for period-to-period comparisons. Adjusted profit from operations is most directly comparable to the IFRS measure of profit from operations. Adjusted profit from operations excludes the impact of certain items, such as share-based compensation expense and acquisition-related charges.

Adjusted Diluted EPS and Adjusted Net Income

We utilize non-IFRS measures of adjusted diluted EPS and adjusted net income for strategic decision making, forecasting future results and evaluating current performance. Adjusted diluted EPS and adjusted net income are most directly comparable to the IFRS measures of EPS and net income, respectively. Our non-IFRS measures of adjusted diluted EPS and adjusted net income exclude the impact of certain items, such as acquisition-related charges, impairment of assets, net of recoveries, share-based compensation expense and the tax effects of non-IFRS adjustments.

	Year ended December 31,
	2024	2023	2022
Reconciliation of adjusted gross profit
Gross profit	$863,367	$755,761	$669,395
Adjustments
Depreciation and amortization expense	36,034	28,597	23,312
Share-based compensation expense - Equity settled	23,937	15,155	4,917
Adjusted gross profit	$923,338	$799,513	$697,624
Reconciliation of adjusted selling, general and administrative expenses
Selling, general and administrative expenses	$(632,995)	$(537,075)	$(456,324)
Adjustments
Depreciation and amortization expense	100,181	85,584	62,822
Share-based compensation expense - Equity settled	58,833	57,016	50,296
Acquisition-related charges, net (1)	28,733	21,092	13,612
Adjusted selling, general and administrative expenses	$(445,248)	$(373,383)	$(329,594)
Reconciliation of adjusted profit from operations
Profit from operations	$225,418	$198,962	$206,707
Adjustments
Share-based compensation expense - Equity settled	82,770	72,171	55,213
Acquisition-related charges, net (1)	63,231	46,993	27,456
Adjusted profit from operations	$371,419	$318,126	$289,376
Reconciliation of adjusted net income for the year
Net income for the year	$165,732	$158,538	$148,891
Adjustments
Share-based compensation expense - Equity settled	82,618	72,099	55,213
Acquisition-related charges, net (1)	71,895	48,205	28,765
Tax effects of non-IFRS adjustments	(34,819)	(28,724)	(15,146)
Adjusted net income for the year	$285,426	$250,118	$217,723

Calculation of adjusted diluted EPS
Adjusted net income	285,426	250,118	217,723
Diluted shares	44,589	43,594	42,855
Adjusted diluted EPS	6.40	5.74	5.08

IFRS data:
Gross profit margin percentage	35.7%	36.1%	37.6%
Profit from operations margin percentage	9.3%	9.5%	11.6%
Diluted EPS	3.72	3.64	3.47

Other data:
Adjusted gross profit	923,338	799,513	697,624
Adjusted gross profit margin percentage	38.2%	38.1%	39.2%
Adjusted selling, general and administrative expenses	(445,248)	(373,383)	(329,594)
Adjusted selling, general and administrative expenses margin percentage	(18.4)%	(17.8)%	(18.5)%
Adjusted profit from operations	371,419	318,126	289,376
Adjusted profit from operations margin percentage	15.4%	15.2%	16.3%
Adjusted net income for the year	285,426	250,118	217,723
Adjusted net income margin percentage for the year	11.8%	11.9%	12.2%

(1) Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statement of comprehensive income, interest charges on acquisition-related indebtedness, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs.

B. Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities. For the year 2024, we derived 77.8% of our revenues from clients in North America and Latin America.

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

The following table sets forth our historical capital expenditures for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023

	(In thousands)
Total fixed assets acquisitions	$29,844	$34,008
Total intangible assets acquisitions	105,071	166,759
Additions related to business combinations	(15,843)	(90,303)
Total Capital Expenditures	119,072	110,464

Investments

During 2024 and 2023, we invested $119.1 million and $110.5 million in capital expenditures, respectively, consisting of $91.6 million and $79.8 million in internal developments and acquired licenses, respectively; and the remaining to complete or develop our works on our delivery centers.

Business Combinations

During 2023, we entered into several share purchase agreements to expand our service offering and capacity. Our business combinations activity resulted in cash outflows of $254 million. The fair value of the consideration recognized in our financial statements amounted to $67.5 million, based on target achievements and price adjustments. See note 26 to our audited consolidated financial statements.

During 2024, we entered into several share purchase agreements to expand our service offering and capacity. Our business combinations activity resulted in cash outflows of $278 million. The fair value of the consideration recognized in our financial statements amounted to $158.5 million, based on target achievements and price adjustments. See note 26 to our audited consolidated financial statements.

As of December 31, 2024, we had cash and cash equivalents and current investments of $156.1 million.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	For the year ended December 31,
	2024	2023
	(In thousands)
Net cash provided by operating activities	$248,727	$318,524
Net cash used in investing activities	(403,904)	(350,361)
Net cash (used in) provided by financing activities	(5,810)	44,530
Cash and cash equivalents at beginning of the year	307,223	292,457
Cash and cash equivalents at end of the year	146,236	305,150
Net (decrease) increase in Cash and cash equivalents at end of year	(160,987)	12,693

Operating Activities

Net cash provided by operating activities was generated primarily by profits before taxes adjusted for non-cash items, including depreciation and amortization expense, shared-based compensation expense and the effect of working capital changes.

Net cash provided by operating activities was $248.7 million for the year ended December 31, 2024, as compared to net cash provided in operating activities of $318.5 million for the year ended December 31, 2023. This decrease of $69.8 million in net cash provided by operating activities was primarily attributable to a $88.9 million increase in working capital, a $3.8 million increase in the utilization of provision for contingencies and a $20.2 million increase in income tax payments.

Changes in working capital in the year ended December 31, 2024 consisted primarily of a $113.1 million increase in trade receivables, a $1.4 million increase in other receivables, a $12.2 million decrease in other assets, a $38.1 million decrease in trade payables, a $8.2 million decrease in tax liabilities, and $2.0 million increase in payroll and social security taxes payable. The $113.1 million increase in trade receivables reflects our revenue growth and a slight increase in our Days Sale Outstanding or DSO. The trade payables decrease of $38.1 was primarily related to liabilities inherent to business growth.

 For a discussion related to cash flows from operating activities during 2023 compared to 2022, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024.

Investing Activities

Net cash of $403.9 million was used in investing activities for the year ended December 31, 2024, as compared to $350.4 million of net cash used in investing activities during the year ended December 31, 2023. During the year ended December 31, 2024, we received $12.2 million in mutual funds, T-bills and commercial papers, we invested $110.7 million in fixed and intangible assets, $304.4 million in acquisition-related transactions (acquisition of business, equity instruments and convertible notes), and we invested $1.0 million related to future and forward contracts.

 For discussion related to cash flows from investing activities during 2023 compared to 2022, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024.

Financing Activities

Net cash of $5.8 million was used in financing activities for the year ended December 31, 2024, as compared to $44.5 million of net cash provided by financing activities for the year ended December 31, 2023. During the year ended December 31, 2024, we received $3.4 million for the issuance of shares under our share-based compensation plan. Additionally, during the year ended December 31, 2024 we received $81.1 million net of borrowings, we paid $43.6 million of lease liabilities, $21.0 million in acquisition-related transactions and $25.8 million of put option to acquire non-controlling interest.

For discussion related to cash flows from financing activities during 2023 compared to 2022, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024.

Future Capital Requirements

Our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. If our cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, we may be subject to additional contractual restrictions on our business. Currently, Globant LLC is a party to the Fourth A&R Credit Agreement with certain financial institutions listed therein, as lenders and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender. For more information, see "Additional Information - Material Contracts." We cannot assure you that we would be able to raise additional funds on favorable terms or at all.

Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of December 31, 2024 and the effect such obligations are expected to have on our liquidity and cash flows.

	Payments due by period (in thousands)
	2025	2026	2027	Thereafter	Total
Trade payables	$114,743	$1,345	$661	$—	$116,749
Borrowings	1,601	19,802	19,620	309,244	350,267
Lease liabilities	34,307	26,308	21,582	51,011	133,208
Other financial liabilities (1)	169,528	95,955	27,542	2,307	295,332
TOTAL	$320,179	$143,410	$69,405	$362,562	$895,556

(1) The amounts disclosed in the line of other financial liabilities do not include foreign exchange forward contracts, equity forward contracts and 99,491 related to business combinations payments through subscription agreements. See note 26 to our audited consolidated financial statements.

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

Equity Compensation Arrangements

2014 Equity Incentive Plan

On July 3, 2014, our board of directors and shareholders approved and adopted the 2014 Equity Incentive Plan, which was amended on May 9, 2016, February 13, 2019, May 18, 2021 and June 8, 2022. The 2014 Equity Incentive Plan expired on the close of business on July 2, 2024 (the “2014 Equity Incentive Plan Termination Date”) and no awards were or will be granted under the plan after such date; provided that, subject to the applicable provisions of the 2014 Equity Incentive Plan, all outstanding awards that were subject to being satisfied or terminated under the plan as of the 2014 Equity Incentive Plan Termination Date, will remain outstanding in accordance with the terms of the 2014 Equity Incentive Plan. As of the 2014 Equity Incentive Plan Termination Date, an aggregate of 1,629,664 common shares remained subject to outstanding awards previously granted under the 2014 Equity Incentive Plan. For further discussion of the 2014 Plan, see “Compensation—Equity Compensation Arrangements".

During the term of the 2014 Equity Incentive Plan, we have granted to members of our senior management and certain other employees options to purchase common shares and RSUs. On September 27, 2021, our compensation committee adopted and approved the granting of PRSUs. Until 2022, restricted stock units were granted between 40% and 50% in the form of PRSUs and between 50% and 60% in the form of RSUs, and from 2022 all PRSUs and RSUs are granted on a 50% basis each.

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

Under the terms of our 2014 Equity Incentive Plan, from its adoption until the 2014 Equity Incentive Plan Termination Date, we have granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,248,122 common shares and 2,683,791 RSUs and PRSUs, net of any cancelled and/or forfeited awards.

Between January 1, 2024 and the 2014 Equity Incentive Plan Termination Date, the Company granted a total of 188,489 awards under the Company's 2014 Equity Incentive Plan. Most of these awards were comprised of 50% RSUs and 50% PRSUs. RSUs and PRSUs have generally been granted with a vesting period of four years, 25% becoming vested on or about each anniversary of the grant date.

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

There were 1,452,921, 1,565,733 and 1,636,554 stock options, RSUs and/or PRSUs outstanding as of December 31, 2024, 2023 and 2022, respectively. For 2024, 2023 and 2022, we recorded $79.3 million, $72.5 million and $57.1 million of share-based compensation expense related to these share option and restricted stock unit agreements, respectively. For further discussion of the 2014 Equity Incentive Plan, see “Compensation—Equity Compensation Arrangements".

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

Under the terms of our 2014 Equity Incentive Plan, until the 2014 Equity Incentive Plan Termination Date we have granted to eligible employees 35,142 SEUs and PSEUs, net of any cancelled and/or forfeited awards. All stock-equivalent units were granted 50% in the form of PSEUs and 50% in the form of SEUs, each with a vesting period of four years, 25% becoming exercisable on or about each anniversary of the grant date.

There were 16,586, 28,059 and 57,779 SEUs and PSEUs outstanding as of December 31, 2024, 2023 and 2022, respectively. For 2024, 2023 and 2022, we recorded $0.9 million, $2.3 million and $4.5 million of share-based compensation expense related to these stock-equivalent units and we delivered 3,844, 4,524 and 0 common shares, respectively. For further discussion of the 2014 Equity Incentive Plan, see “Compensation—Equity Compensation Arrangements".

2024 Equity Incentive Plan

On July 2, 2024, our board of directors approved and adopted the 2024 Equity Incentive Plan, pursuant to which we may issue stock awards up to an aggregate amount of 2,000,000 common shares. For further discussion of the 2024 Equity Incentive Plan, see “Compensation—Equity Compensation Arrangements".

Since the date of the 2024 Equity Incentive Plan’s adoption, we have granted to members of our senior management and certain other employees RSUs and PRSUs, generally on a 50% basis each.

Each of our RSUs and PRSUs will be settled, automatically upon its vesting, with one of our common shares. No amounts are paid or payable by the recipient upon receipt of a RSU or PRSU. The RSUs or PRSUs do not carry rights to dividends or voting rights. Most RSUs and PRSUs under the plan were granted with a vesting period of four years, 25% becoming exercisable on or about each anniversary of the grant date. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards as of the grant date. Fair value is calculated using the Black-Scholes option pricing model.

Under the terms of our 2024 Equity Incentive Plan, from its adoption until December 31, 2024, we have granted to members of our senior management and certain other employees 157,847 RSUs and PRSUs, net of any cancelled and/or forfeited awards. Most of these awards were comprised of 50% RSUs and 50% PRSUs. RSUs and PRSUs have generally been granted with a vesting period of four years, 25% becoming vested on or about each anniversary of the grant date.

Under the 2024 Equity Incentive Plan, there were 157,685 RSUs and/or PRSUs outstanding as of December 31, 2024. For 2024, we recorded $3.5 million of share-based compensation expense related to these restricted stock unit agreements.For further discussion of the 2024 Equity Incentive Plan, see “Compensation—Equity Compensation Arrangements".

Employee Stock Purchase Plan ("ESPP")

On March 1, 2021, our board of directors adopted an ESPP. The purpose of the ESPP is to advance the interests of the Company and our shareholders by providing an incentive to attract, retain and reward our eligible employees and by motivating such persons to contribute to the growth and profitability of the Company. The ESPP provides such eligible employees with an opportunity to acquire a proprietary interest in the Company through the purchase of the Company’s common shares payable by means of payroll deductions. As of December 31, 2024, we have delivered 140,246 common shares under the plan. For further discussion of the ESPP, see “Employees—2021 Employee Stock Purchase Plan".

C. Research and Development, Patents and Licenses, etc.

See “Information of the company - Business Overview — Intellectual Property.”

D. Trend Information

See "Operating Results — Factors Affecting Our Results of Operations."

Other than as disclosed in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

See note 4 to our audited consolidated financial statements for the year ended December 31, 2024.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management
Directors

The table below sets forth information concerning our directors as of the date of this annual report.

Name	Position	Age	Date of Appointment	Current Term Expiring at Annual Meeting of Shareholders to Be Held in Year
Martín Migoya	Chairman of the Board and Chief Executive Officer	57	May 10, 2024	2027
Martín Gonzalo Umaran	Director - Chief Corporate Development Officer & President for EMEA	56	April 19, 2023	2026
Guibert Andres Englebienne	Director - President of Globant X and Globant Ventures - President for Latin America	58	April 19, 2023	2026
Francisco Álvarez-Demalde	Director	46	April 22, 2022	2025
Linda Rottenberg	Director - Lead Independent Director	56	April 19, 2023	2026
Maria Pinelli	Director	62	April 22, 2022	2025
Andrea Mayumi Petroni Merhy	Director	49	April 22, 2022	2025
Andrew McLaughlin	Director	55	May 10, 2024	2027
Alejandro Nicolas Aguzin	Director	56	May 10, 2024	2027

Directors may be re-elected for one or more terms of up to four-years. Directors appointed to fill vacancies remain in office until the next general meeting of shareholders.

Globant S.A. was incorporated in Luxembourg on December 10, 2012. References to the terms of service or appointment of our directors and senior management in the following biographies include their service to our predecessor companies.

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

Francisco Álvarez-Demalde

Francisco Alvarez-Demalde has been a member of our board of directors since 2007. He is a Co-Founder and Managing Partner of Riverwood Capital, one of the leading investment firms solely dedicated to technology growth and scalability, and the largest investor in Globant. Prior to establishing Riverwood, Mr. Alvarez-Demalde was an investment executive at Kohlberg Kravis Roberts & Co. (KKR), where he focused on leveraged buyouts in the technology industry and other sectors. He also previously held roles with Goldman Sachs & Co, and other companies. Mr. Alvarez-Demalde has invested and been actively involved in the development, operations, and growth of several successful businesses across North America, Latin America and other geographies. Mr. Alvarez-Demalde earned a Licentiate (Honors) in Economics from Universidad de San Andres, Argentina (including an exchange program at the Wharton School). He has led investments in or is a current or former Director or Advisor of several technology companies, including 99, Alog Data Centers do Brasil, BigID, Billtrust (Nasdaq: BTRS), Cloudblue, Dock, Globant (NYSE: GLOB), GOintegro, Greenhouse, Industrious, Insider, LAVCA, Mandic, MotionPoint, Navent, Nubox, Pixeon, RD Station, SecurityScorecard, Shiphero, Technisys, among others. Mr. Alvarez-Demalde is also a Global Ambassador with Endeavor, a director of illumyn Impact, Founder of LTF and Digitar, and interested in nonprofit initiatives related to education. We believe that Mr. Alvarez-Demalde is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

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

Maria Pinelli

Ms. Pinelli has served as a member of our board of directors since April 2021 and our audit committee since August 2021, and as a chair of the audit committee since June 7, 2024. She is a global C-suite executive and CEO of Strategic Growth Advisors, LLC. She currently serves as a member of the Board of Directors, Chair of the Audit Committee for International Game Technology, PLC., and as a member of the Board of Directors, Chair of the Audit Committee, and member of the Compensation Committee for Archer Aviation, Inc. From 2020 to 2022, Ms. Pinelli previously served as a board director and Chair of the Audit Committee for Clarim Acquisition Corporation. Previously, Ms. Pinelli served as Global Vice Chair of Ernst & Young LLP (“EY”) from 2011 to 2017 and led EY’s Global Strategic Growth Business unit with a focus on serving private and public companies poised for exponential growth and supporting entrepreneurs. Ms. Pinelli led EY’s efforts across all business sectors overseeing the Americas, Europe, Middle East, India, Africa, Asia Pacific and Japan, regions covering over 150 countries. During the same period, she also served as EY’s Global IPO Leader, helping clients prepare for the public markets including IPO readiness, SOX compliance and how to manage stakeholder expectations. Prior to leading the global business of EY, Ms. Pinelli was EY’s Director of Strategic Growth Markets for the Americas from 2006 to 2011. In this role, Ms. Pinelli led a team of over 5,000 professionals serving high growth private, pre-IPO companies, and public and private equity backed businesses. Following her role as Global Vice Chair, from 2018 to 2020, Ms. Pinelli led EY’s Consumer Products and Retail sector. Ms. Pinelli is a qualified public accountant in Canada and the United Kingdom, and was a lead client service partner serving significant clients in the technology, consumer and retail sectors. She successfully led more than 20 initial public offerings in four different countries and more than 25 merger and acquisition transactions worldwide and testified before the U.S. House Financial Services Committee on the state of the capital markets. Her experience includes strategic transactions and due diligence advice, Sarbanes-Oxley implementation and stakeholder management. Ms. Pinelli received her Bachelor of Commerce from McMaster University and completed executive programs at Harvard Business School and the Kellogg School of Management. Ms. Pinelli has also participated as a speaker at the Most Powerful Women Summit, World Economic Forum and G20 summits, and has been featured in the Wall Street Journal, Bloomberg, CNBC and Squawk Box. In addition, she was admitted to the G50, Committee 200 and recognized as one of the Square Mile’s most inspiring Power 100 Women. Ms. Pinelli has also served as Chair of the Network for Teaching Entrepreneurship and a member of the World Economic Forum Global Growth Company Advisory Committee. We believe that Mrs. Pinelli is well-qualified to serve as a director and a financial expert due to her leadership roles, international business experience, financial acumen and extensive experience in advising growth companies.

Andrea Mayumi Petroni Merhy

Ms. Petroni Merhy has served as a member of our board of directors since April 22, 2022 and as member of our Corporate Governance and Nominating committee since May 7, 2022 and as chair of such Corporate Governance and Nominating Committee since June 7, 2024. She is a Managing Director, Head of Business Advisory & Execution and member of the Management Committee for the Investment and Corporate Banking in Asia Pacific at JPMorgan Chase. Prior to that, Ms. Petroni Merhy held a number of leadership roles within JPMorgan Chase including Head of Finance & Business Management for the Investment and Corporate Banking and Wholesale Payments in Asia Pacific, Senior Business Manager for China, Head of Human Resources for Latin America and Head of Finance & Strategy for the Investment Banking in Latin America. From 2015 to 2021, Ms. Petroni Merhy also served as a Board Member of the JPMorgan Chase Bank (China) Company Limited, joining the Nominating and Related Party Transactions committees. Earlier in her career, Ms. Petroni Merhy was an investment banker advising clients on mergers & acquisitions, capital raising and strategic alternatives across all industries in Latin America. Ms. Petroni Merhy holds a bachelor’s degree in Business Administration from Escola de Administração de Empresas Fundação Getúlio Vargas in Brazil. We believe that Ms. Petroni Merhy is qualified to serve on our board of directors due to her extensive business experience, risk management expertise and financial understanding.

Andrew McLaughlin

Andrew McLaughlin has been a member of our board of directors since March 27, 2024, and as a member of our compensation committee and corporate governance and nominating committee since March 27, 2024. Mr. McLaughlin is the Chief Operating Officer of SandboxAQ. Emerging from Alphabet Inc. in 2022, Sandbox AQ combines AI and quantum technologies to address challenging problems in cybersecurity, life sciences and healthcare, materials science & manufacturing, global navigation, and financial services. He is also a co-founder and partner at Higher Ground Labs, a startup accelerator and venture investor that backs and builds for-profit startups that strengthen democratic institutions and good governance. In 2023, HGL launched a pioneering AI Lab, focusing on marshaling AI to bolster democracy and the rule of law. From 2019 to 2023, Mr. McLaughlin served as founding President & COO of Assembly OSM, a fast-growing, venture-backed startup transforming the methods of constructing urban buildings. In addition, Mr. McLaughlin chairs the board of Access Now, a global not-for-profit devoted to defending and extending the digital rights and security of activists, journalists, and citizens at risk around the world. Mr. McLaughlin is also a member of the board of directors and the executive committee of the Starknet Foundation, a permissionless protocol to scale Ethereum while retaining Ethereum’s security and decentralization. From 2017 to 2018, Mr. McLaughlin was the founding executive director of the Tsai Center for Innovative Thinking at Yale, a new, university-wide initiative to support students across disciplines to tackle real-world problems in innovative ways. As a partner at betaworks from 2012 to 2016, Mr. McLaughlin was an operator, a company and product builder, a business strategist, and an early-stage tech investor. He served as chief executive officer of two betaworks companies, Digg and Instapaper, and in 2016 worked at Medium, leading a set of teams including corporate development, new business initiatives, editorial, outreach, international, and enterprise services. From 2012 to 2019, Mr. McLaughlin served on the board of Chartbeat, a real-time data analytics service founded at betaworks. From 2011 to 2012, Mr. McLaughlin was EVP of Tumblr, responsible for the international, community, outreach, editorial, marketing, and support teams. From 2009 to 2011, Mr. McLaughlin was a member of President Obama's senior White House staff, serving as Deputy Chief Technology Officer of the United States. In that role, Mr. McLaughlin was responsible for advising the President on Internet, technology, and innovation policy, including open government, cybersecurity, online privacy and free speech, spectrum policy, federal R&D priorities, entrepreneurship, and the creation of open technology standards and platforms for health care, energy efficiency, and education. From 2003 to 2009, Mr. McLaughlin was Director of Global Public Policy at Google, leading the company's work on issues like freedom of expression and censorship, surveillance and law enforcement, privacy, copyrights and trademarks, regulation of Internet and telecommunications networks, wireless radio spectrum, national security, trade policy, patent reform, and online child protection. Google’s first public policy hire, Mr. McLaughlin established, built and managed a 50-person worldwide team based in Brussels, London, Paris, Madrid, Milan, Berlin, Amsterdam, Stockholm, Dublin, Brasilia, Buenos Aires, Tokyo, Seoul, Beijing, Sydney, Ottawa, Washington, and San Francisco. Beyond policy, Mr. McLaughlin was a co-lead on Google's Africa strategy and operations. From 1999 to 2003, Mr. McLaughlin helped launch, establish, and manage ICANN, the Internet's technical coordinating organization, serving as Vice President, Chief Policy Officer, and Chief Financial Officer. After clerking on the U.S. Court of Appeals for the Eighth Circuit, Mr. McLaughlin started his career as a lawyer at Jenner & Block in Washington, D.C., where he focused on appellate and constitutional litigation. He was a member of the legal team that challenged the U.S. government's first Internet censorship law, resulting in the Supreme Court's landmark 1997 Internet free speech ruling in Reno v. ACLU. From 1997 to 1998, Mr. McLaughlin served as legal counsel in the U.S. House of Representatives. Mr. McLaughlin holds a J.D. from Harvard Law School, and a B.A. from Yale University. We believe that Mr. McLaughlin is qualified to serve on the board of directors due to his extensive business, management and leadership experience.

Alejandro Nicolás Aguzín

Mr. Aguzin has been a member of our board of directors since May 10, 2024, and as a member of our audit committee and compensation committee since June 7, 2024. Mr. Aguzin was the Chief Executive Officer of the Hong Kong Stock Exchanges and Clearing Ltd. and a member of the board of directors between 2021 and 2024. Since 2017 Mr. Aguzin is a member of the board of directors and of the audit committee and the nominating and corporate governance committee of Mercado Libre, Inc. Prior to that position, from 2020 to May 2021, Mr. Aguzin served as the CEO of J.P. Morgan’s International Private Bank and a member of the Operating Committee for the firm’s Asset & Wealth Management business. Mr. Aguzin held leadership roles spanning lines of business and geographies during his more than 30 years with J.P. Morgan, including serving as Chairman and CEO for the Asia Pacific Region from 2012 to 2020, overseeing the firm’s overall activities across Asia Pacific. Prior to that position, he was CEO for J.P. Morgan Latin America, responsible for overseeing all of J.P. Morgan’s activities in Latin America. He was also the Head of Investment Banking Coverage, Mergers & Acquisitions and Capital Markets in the region. He joined J.P. Morgan in 1990 in Buenos Aires as a financial analyst in the Credit Group and has spent his career advising clients on strategic and corporate finance transactions. In 1991, he moved to New York, where he worked in the Corporate Finance Services Group and focused primarily on cross-border mergers and acquisitions for U.S. clients. In 1992, he returned to Buenos Aires in the Investment Banking team where he participated in several privatizations, capital markets and advisory transactions. In 1996, he moved to the Latin America Mergers & Acquisitions Group in New York, being appointed head of the group in 2000. In 2002, he expanded his responsibilities and was appointed head of Latin America Investment Banking Coverage, Mergers & Acquisitions and Capital Markets, formerly known as Latin America Investment Banking. In 2005, he was appointed CEO for Latin America. During 2008 and 2009, in addition to his responsibilities as CEO for Latin America and head of Latin America Investment Banking, Mr. Aguzin served as Senior Country Officer for Brazil. Mr. Aguzin is a member of the Board of Trustees of the Asia Society as well as the Eisenhower Fellowships. He is also a member of the Asia Pacific Council of the Nature Conservancy. He holds a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania and is fluent in Spanish, Portuguese and English. We believe that Mr. Aguzin is qualified to serve on the board of directors due to his previous leadership roles, international business experience and financial acumen.

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

The following is the biographical information of the members of our group senior management other than Mrs. Migoya, Umaran and Englebienne, whose biographical information is set forth in “— Directors.”.

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

Diego Tártara

Diego Tártara is our Chief Technology Officer and is responsible for ensuring that Globant’s teams around the world develop and deliver innovative solutions that create value for each client as they navigate today’s constantly evolving industries. Mr. Tártara also oversees the development and evolution of Globant’s more than 38 Studios, which represent deep pockets of expertise. This includes Digital Studios based on technology, like AI or Blockchain; Reinvention Studios based on industries, such as Airlines or Automotive; and Enterprise Studios based on the application of solutions from Microsoft, Salesforce, and SAP, among others. Mr. Tártara has more than 25 years of experience in the technology industry. His journey at Globant began in 2008 as the Tech Director of the Games Studio, where he later became a Studio Partner. Despite his executive role, Mr. Tártara remains closely connected to Globant’s various development teams, ensuring the high quality of products and the growth of each Globant team member.

Patricio Pablo Rojo

Mr. Rojo has been our General Counsel since October 2021. He has the overall responsibility of supervising Globant´s Legal and Compliance department. He previously served in this role from 2013 to 2018. Prior to his return to Globant, he spent almost three years as our external counsel, assisting Globant with several transactions and critical initiatives. Prior to joining Globant in 2013, Mr. Rojo worked as a corporate and banking law associate at the law firm Marval O'Farrel & Mairal from 2002 to 2006 and from 2007 to 2013. Between 2006 and 2007, he was an International Associate at the New York office of Simpson, Thacher & Bartlett LLP. Pablo has a law degree from the Pontificia Universidad Católica Argentina "Santa María de los Buenos Aires" and has completed post-graduate studies in law and economics at Torcuato Di-Tella University.

B. Compensation

Compensation of Board of Directors and Senior Management

The total fixed and variable cash remuneration of our executive directors and senior management for the years ended December 31, 2024, 2023 and 2022 amounted to $7.8 million, $7.0 million and $6.8 million, respectively.

We adopted the 2014 Equity Incentive Plan in connection with the completion of our initial public offering. See “Compensation — 2014 Equity Incentive Plan” below for further information. In addition, we replaced our then existing variable compensation arrangements with a new short-term incentive plan providing for the payment of bonuses based on the achievement of certain financial and operating performance measures. From the adoption of the 2014 Equity Incentive Plan until the 2014 Equity Incentive Plan Termination Date we granted to members of our senior management and certain other employees 30,000 stock awards, options to purchase 2,248,122 common shares, 2,683,791 RSUs and PRSUs, and 35,142 SEUs and PSEUs, net of any cancelled and/or forfeited awards. See "Liquidity and Capital Resources — Equity Compensation Arrangements" above for further information.

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

On July 2, 2024, we adopted the 2024 Equity Incentive Plan. See “Compensation—2024 Equity Incentive Plan" below for further information. From the adoption of the 2024 Equity Incentive Plan until December 31, 2024 we granted to members of our senior management and certain other employees 157,847 RSUs and PRSUs, net of any cancelled and/or forfeited awards. See "Liquidity and Capital Resources — Equity Compensation Arrangements" above for further information.

2014 Equity Incentive Plan

On July 3, 2014, our board of directors and shareholders approved and adopted our 2014 Equity Incentive Plan, which was amended on May 9, 2016, February 13, 2019, May 18, 2021 and June 8, 2022.The 2014 Equity Incentive Plan expired on the 2014 Equity Incentive Plan Termination Date and no awards were or will be granted under the plan after such date; provided that, subject to the applicable provisions of the 2014 Equity Incentive Plan, all outstanding awards that were subject to being satisfied or terminated under the plan as of the 2014 Equity Incentive Plan Termination Date, will remain outstanding in accordance with the terms of the 2014 Equity Incentive Plan. As of the 2014 Equity Incentive Plan Termination Date, an aggregate of 1,629,664 common shares remained subject to outstanding awards previously granted under the 2014 Equity Incentive Plan. The following description of the plan is qualified in its entirety by the full text of the plan, which has been filed with the SEC as an exhibit to the registration statement previously filed in connection with our initial public offering and incorporated by reference herein.

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

2024 Equity Incentive Plan

On July 2, 2024, our board of directors approved and adopted the 2024 Equity Incentive Plan, pursuant to which we may issue stock awards up to an aggregate amount of 2,000,000 common shares. The following description of the plan is qualified in its entirety by the full text of the plan, which has been filed with the SEC as an exhibit to the registration statement previously filed in connection with our initial public offering and incorporated by reference herein.

Purpose. We believe that the plan will promote our long-term growth and profitability by (i) providing key people with incentives to improve shareholder value and to contribute to our growth and financial success through their future services, and (ii) enabling us to attract, retain and reward the best-available personnel.

Eligibility; Types of Awards. Selected employees, officers, directors and other individuals providing bona fide services to or for us or any of our affiliates, are eligible for awards under the plan. The administrator of the plan may also grant awards to individuals in connection with hiring, recruiting or otherwise before the date the individual first performs services for us or any of our affiliates; however, those awards will not become vested or exercisable, and no shares will be issued to such individual, before the date the individual first performs services. The plan provides for grants of stock options, stock appreciation rights, restricted or unrestricted stock awards, restricted or unrestricted stock units, performance awards, other stock-based awards, or any combination of the foregoing.

Common Shares Subject to the Plan. The number of common shares that we may issue with respect to awards granted under the plan will not exceed an aggregate of 2,000,000 common shares. This limit will be adjusted to reflect any stock dividends, stock splits, reverse stock splits, recapitalizations, mergers, consolidations, share exchanges, and similar transactions. If any award, or portion of an award, under the plan expires or terminates unexercised, becomes unexercisable, is settled in cash without delivery of common shares, or is forfeited or otherwise terminated or cancelled as to any common shares, the common shares subject to such award will thereafter be available for further awards under the plan. Common shares used to pay the exercise price of an award or tax obligations will not be available again for other awards under the plan.

Administration. The plan is administered by our compensation committee. The administrator has the full authority and discretion to administer the plan and to take any action that is necessary or advisable in connection with the administration of the plan, including without limitation the authority and discretion to interpret and construe any provision of the plan or any agreement or other documents relating to the plan and awards issued under the plan. The administrator’s determinations will be final and conclusive.

Stock Options. The plan allows the administrator to grant non-statutory stock options. Options must have an exercise price that is at least equal to the fair market value of the underlying common shares as of the date of grant to the extent required to comply with Code section 409A (if applicable), provided that all options must have an exercise price that is not lower than the par value of the underlying common shares. The options have a maximum term of ten years; however, the options will expire earlier if the optionee’s service relationship with the company terminates.

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

Stock Awards and Stock Unit Awards. The plan allows the administrator to grant awards or stock unit awards denominated in common shares or other securities, stock equivalent units or RSUs, securities or debentures convertible into common shares or any combination of the foregoing, to eligible participants. Awards denominated in stock equivalent units will be credited to a bookkeeping reserve account solely for accounting purposes. The awards may be paid in cash, in common shares or in a combination of common shares or other securities and cash.

Performance Awards. The plan allows the administrator to grant performance awards, which become payable on account of attainment of one or more performance goals or other conditions. Performance awards may be paid by the delivery of common shares or cash, or any combination of common shares and cash. Performance goals may be based on one or more financial, business or other criteria that apply to an individual or group of individuals, a business unit, or the Company or a subsidiary as a whole.

Other Stock-Based Awards. The plan allows the administrator to grant other stock-based awards in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law. Other stock-based awards may be denominated in cash, in common shares or other securities, in stock-equivalent units, in options, in stock appreciation units, in securities or debentures convertible into common shares, or in any combination of the foregoing and may be paid in common shares or other securities, in cash, or in a combination of common shares or other securities and cash.

Change in Control. In the event of any transaction resulting in a “change in control” of Globant S.A. (as defined in the plan), except otherwise determined at the time of grant or in the grant agreement evidencing such award, outstanding stock options and other awards that are payable in or convertible into our common shares will terminate upon the effective time of the change in control unless provision is made in connection with the transaction for the continuation, assumption, or substitution of the awards by the surviving or successor entity or its parent. In the event of such termination, the holders of stock options and other awards under the plan will be permitted immediately before the change in control to exercise or convert all portions of such stock options or awards that are exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the change in control.

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

Clawback/Recovery. All awards granted under the plan will be subject to recoupment in accordance with the Clawback Policy, as amended and restated from time to time, while and to the extent it remains in effect, or with any other clawback or similar policy, however denominated, that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by any applicable law. In addition, our board of directors may impose such other clawback, recovery or recoupment provisions in a Grant Agreement as our board of directors determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired common shares or other cash or property upon the occurrence of an event constituting cause, as such term may be defined in the grant agreement or any other written agreement between the Company and the grantee. No recovery of compensation under such a clawback policy will be an event giving rise to a right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company or a subsidiary. See “Compensation — Compensation of Board of Directors and Senior Management.”

Amendment and Termination. The administrator will have full power and authority to, among other things, modify, amend, extend or renew outstanding awards, or accept the surrender of outstanding awards and substitute new awards, including any such modification, amendment or substitution that results in repricing the award (provided however, that except as provided in the plan, any modification that would materially adversely affect any outstanding award will not be made without the consent of the holder; and to accelerate or otherwise change the time in which an award may be exercised or becomes payable and to waive or accelerate the lapse, in whole or in part, of any restriction or condition with respect to such award, including, but not limited to, any restriction or condition with respect to the vesting or exercisability of an award following termination of any beneficiary's employment or other relationship. No award will be granted under the plan after the close of business on the day before the tenth anniversary of the effective date of the plan (i.e., July 2, 2034). Our board of directors may amend or terminate the plan at any time. Shareholder approval is required to reprice underwater options.

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

During 2024, we paid an aggregate cash compensation of $600,000 and we granted a total of 4,109 RSUs to the independent members of our board of directors, as further described below. All such compensation had been approved by our shareholders at our 2024 annual general meeting:

Name	Cash Compensation	RSUs	RSUs value as of grant date	Total Compensation
Francisco Álvarez-Demalde	$100,000	676	$136,813	$236,813
Linda Rottenberg	$100,000	841*	$174,092	$274,092
Maria Pinelli	$100,000	676	$136,813	$236,813
Andrea Mayumi Petroni Merhy	$100,000	676	$136,813	$236,813
Andrew McLaughlin**	$75,000	564	$111,918	$186,918
Alejandro Nicolas Aguzin***	$75,000	564	$111,918	$186,918
Philip Odeen****	$50,000	112	$24,895	$74,895
Totals	$600,000	4,109	$833,262	$1,433,262
_______________
* As additional compensation for her role as Lead Independent Director during 2024, Mrs. Rottenberg was granted additional 165 RSUs (valued at $37,278.45 as of the grant date).
** Mr. Andrew McLaughlin was appointed by the board of directors effective on March 27, 2024, subject to election by the Company shareholders, which was approved at the Annual General Meeting held on May 10, 2024.
*** Mr. Alejandro Nicolás Aguzin was appointed at the Annual General Meeting of shareholders held on May 10, 2024.
**** Mr. Philip A. Odeen’s term expired on the date of the Annual General Meeting of shareholders held on May 10, 2024.

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

The current members of our audit committee are Mses. Pinelli and Rottenberg and Mr. Alejandro Nicolas Aguzin, with Mrs. Pinelli serving as the chairman and as the audit committee financial expert as currently defined under applicable SEC rules. Each of Mses. Pinelli and Rottenberg and Mr. Aguzin satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well us under Rule 10A-3 under the Exchange Act.

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

The current members of our compensation committee are Messrs. Alvarez Demalde, Andrew McLaughlin and Alejandro Nicolas Aguzin, with Mr. Alvarez Demalde serving as chairman. Each of Messrs. Alvarez Demalde, McLaughlin and Aguzin satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE.

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

The current members of our corporate governance and nominating committee are Ms. Petroni Merhy and Messrs. Alvarez-Demalde and Andrew McLaughlin, with Ms. Petroni Merhy serving as chairman. Each of Ms. Petroni Merhy and Messrs. Alvarez-Demalde and McLaughlin satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE.

Effective as of July 23, 2014, our board of directors adopted a written charter for our corporate governance and nominating committee. In November 2021, our corporate governance and nominating committee approved an amendment to its charter intended to enhance our corporate governance practices, including, among others, an increased emphasis on attracting and/or retaining director nominees based on merit, specific skills and experience, and the enhancement of our environmental, social and governance performance. Our corporate governance and nominating committee’s charter, as amended, is available on our website at http://www.globant.com.

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

On November 13, 2024, the board of directors re-appointed Ms. Linda Rottenberg to serve as the lead independent director.

D. Employees

Our Globers

People are one of our most valuable assets. Attracting and retaining the right employees is critical to the success of our business and is a key factor in our ability to meet our client’s needs and the growth of our client and revenue base.

As of December 31, 2024, 2023 and 2022, on a consolidated basis, we had 31,280, 29,150 and 27,122 employees, respectively.

As of December 31, 2024, approximately 12.2% of our Globers were covered by collective bargaining agreements (“CBAs”). In particular, Globers (i) in Argentina, principally at our delivery centers in Rosario and Mendoza, were covered by a CBA with the trade union Federación Argentina de Empleados de Comercio y Servicios ("FAECYS"); (ii) on our Brazilian payroll are covered under the following: (a) Sindicato dos Trabalhadores em Processamento de Dados e Tecnología da Informação do Estado de São Paulo -SINDPD-SP CBA and (b) a CBA executed between the Union of advertisers, advertising agents and workers in advertising companies in the State of São Paulo (representing the employees, and the Association of Advertising Agencies of the State of São Paulo (representing the employers); (iii) from our Spanish payroll are covered under the following: (a) Consultancy services CBA and (b) bureaus and offices for Madrid and Cataluña and Marketing Agencies CBA, (iv) from our French payroll are covered under the Syntec CBA; (v) in Italy (Sysdata) are covered under the Metalurgic CBA and (vi) in Portugal are covered under Electronic Sector.

The following tables show our total number of full-time employees as of December 31, 2024 broken down by functional area and geographical location:

Number of employees
Technology	27,027
Operations	2,171
Management and administration	1,671
Sales	411
Total	31,280

Number of employees
Colombia	6,204
Argentina	5,828
India	5,513
Mexico	2,859
Brazil	2,029
Spain	1,621
Peru	1,331
Chile	1,144
United States of America	957
Uruguay	937
Romania	788
Italy	415
Ecuador	273
Moldova	197
United Kingdom	195
Bulgaria	156
United Arab Emirates	120
Vietnam	108
Canada	105
Belarus	84
Denmark	81
Costa Rica	73
France	61
Poland	37
Saudi Arabia	37
Philippines	31
Australia	30
Germany	22
Other countries	44
Total	31,280

In 2007, we started shifting from a Buenos Aires-centric delivery model to a distributed organization with locations across North America, Latin America, Europe, Asia, Africa and Oceania. We believe that decentralizing our workforce and delivery centers improves our access to talent and could mitigate the impact of IT professionals’ attrition on our business. Additionally, we provide employees with more choices of where to work, which improves satisfaction and helps us retain our Globers. We continue to draw talent primarily from Latin America and Asia’s abundantly skilled talent base.

We believe our relations with our employees are good and we have not experienced any significant labor disputes or work stoppages.

Recruitment

At Globant, we are committed to offering a flexible and empathetic recruiting process that personalizes the candidate experience while maintaining a strong, people centered approach at the heart of our value proposition. Our goal is to help clients design and scale their teams with the best talent, ensuring we meet and exceed the increasing demand for digital and IT services.

With a global presence spanning North America, Latin America, Europe, Asia, and Oceania, we have built a decentralized strategy that allows us to expand and diversify our talent sources worldwide. Our Talent Delivery Centers are designed to stay closely connected to the business, ensuring scalability, adaptability, and deep integration with regional markets. This approach enables us to align recruitment strategies with business priorities, delivering a seamless and high impact hiring process.

Argentina, Colombia, and India remain key hubs in our recruitment efforts, reinforcing our strength in regions where we have an established presence. At the same time, we continue expanding our reach into dynamic talent markets such as the Philippines, Australia, Singapore, Moldova, and Vietnam, while strengthening our footprint in Saudi Arabia and the UAE. This global expansion reflects our commitment to building a diverse and robust talent pipeline.

Our offices are strategically located near academic and engineering hubs, allowing us to access a growing talent base. Through strong partnerships with universities, NGOs, tech clusters, and professional organizations, we contribute to the development of the technological ecosystem while creating opportunities for both current and future Globers.

Attraction

We are constantly looking for talent who are motivated to be part of a leading company that uses the latest technologies in the digital field to reinvent organizations and industries.

From the very beginning, we have positioned ourselves as a key player in attracting talent across the regions where we operate. Our culture is the foundation that shapes and strengthens our distinctive approach. With an entrepreneurial mindset and a collaborative spirit, we foster an environment where innovation and creativity thrive.

We continue to evolve our processes, leveraging technology to enhance efficiency, decision-making, and the overall candidate experience. By integrating AI, we have adopted a more strategic, data-driven, and predictive approach that optimizes our daily operations while making recruitment more agile and impactful.

As part of this evolution, we developed an AI recruitment assistant that not only automates repetitive tasks but also transforms the way we approach recruitment, allowing our teams to focus on building meaningful connections and delivering a more personalized hiring experience. At the same time, our career site continues to advance, offering a seamless and engaging journey that simplifies applications and strengthens candidate interactions.

Globant was recognized in Brand Finance's latest IT report as the Fastest Growing IT Service Brand in 2024 and the 5th Strongest IT Brand globally. The Company was also included in Fortune’s Change the World list, named one of Newsweek's America's Most Reliable Companies 2025, and recognized as a finalist in Fast Company's 2024 Best Workplaces for Innovators..

Our commitment to innovation, quality, and a positive work culture enhances our recruitment process, allowing us to meet industry demands effectively. Looking ahead, we are ready to adapt and keep improving our processes to overcome challenges and drive success.

Building long-term engagement with our top talent is essential to our success and a key driver of efficiency and productivity. We achieve this by providing opportunities to work on innovative projects for world-class clients, fostering a flexible work environment, offering continuous learning and development programs, and providing unique benefits that enhance the employee experience. The total attrition rate among our Globers was 9.5%, 8.1% and 16.7% for the years ended December 31, 2024, 2023 and 2022, respectively.

Career Value Proposition

At Globant, we strongly emphasize the importance of our Globers, who are essential to our success. We provide a dynamic environment designed to foster both personal and professional growth. Globers are equipped with the tools and tangible opportunities to advance their careers and own their professional journey.

Our flexible work culture fosters innovation and provides tools for continuous growth, such as self-learning and collaboration, to shape Globers' careers.

Globant is actively investing in each Glober's future, recognizing their work and providing opportunities for growth. A few key metrics regarding career development at Globant are as follows:

•17% of Globers with a promotion. This testament to their progress and readiness to tackle more challenging roles.
•1,800+ Globers seized new growth opportunities by applying to new challenging projects within Open Career this year.
•400+ Globers had an Internal Move during 2024, which is a transition to a different role, a unique chance to diversify your skills and experience without leaving the organization.

At Globant, Globers can tailor their career by exploring pathways that support different aspects of their development:

•Become an Expert: Specialize in specific clients, industries, or cutting-edge technologies.
•Build a Holistic Career: Diversify their experience across various sectors and technologies.
•Lead Teams and Individuals: Step into leadership roles to guide teams and mentor others.
•Lead Projects and Specialties: Manage projects while becoming a Subject Matter Expert in key technologies.

These pathways offer opportunities to learn from Globers globally, enhancing their perspective and future readiness for new challenges and growth opportunities.

To effectively build these pathways, we continue developing and enhancing a Growth Ecosystem that supports each Glober's journey comprehensively:

•Continuous Learning: Access to platforms and resources like Globant University Campus, Udemy for Business, and English classes, engaging in over 5,000 learning experiences.
•Continuous Feedback: Opportunities for peer feedback, leader evaluations, and meaningful conversations to foster a growth culture.
•Open Career & Lateral Movements: At Globant, we believe in a culture of autonomy and empowerment to build our career journey. That can be accomplished by exploring new technologies, accounts, and industries. Open Career is a bold, autonomous, and nimble career marketplace where every Glober has the power to apply to participate in any project. We utilize AI to help facilitate this process, identifying the best-fitting opportunities based on their skills.
•Career Mentors: Personalized guidance to help upskill in both soft and technical skills.
•Experience Leaders: Dedicated leaders who support each Glober in navigating daily challenges.

The entire journey of a Glober is built around a set of competencies that reflect and reinforce our culture and core values. Through our Talent Manifesto, we embed our way of working and cultural essence into every aspect of a Glober's career. For instance, performance assessments are grounded in behaviors that emphasize collaboration, inclusivity, continuous learning, excellence, and other cultural pillars. Our ongoing feedback and growth culture is based on a framework that includes Performance Retrospectives, Self-Retrospectives, 360° Feedback, and Feedback for Leaders, designed to uphold and promote values such as Be Kind, Drive Innovation, Integrity, and Team Player.

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

Our Short-Term Incentive Plan recognizes the performance for middle management positions and up. Payouts are contingent upon attaining key performance metrics, including individual achievements, management feedback, and Globant's overall performance.

Furthermore, we extend a long-term incentive scheme to key personnel in the form of share-based compensation, ensuring alignment of interests between employees and the company's long-term success.

We understand that our employees' well-being and professional growth are essential. To support both their personal and career goals, we offer a comprehensive benefits package designed to cater to a wide range of needs. Our benefits are organized into five key pillars, each addressing a specific area of importance: health, career and growth, flexible working and time off, family, and savings and financial planning.

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

Common shares issued under the ESPP may consist of common shares reacquired in open market purchases. On May 28, 2024, we entered into a 10b5-1 repurchase plan with HSBC Securities (USA) Inc., acting as agent for us, for the repurchase of an aggregate of up to 48,000 common shares. The 10b5-1 repurchase plan will expire on March 7, 2025. Such repurchases would be executed by our board of directors pursuant to the authorization granted by the general meeting of shareholders of the Company on May 10, 2024, according to the conditions set forth in article 430-15 of Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Companies Law”). The Company intends to renew the 10b5-1 plan in furtherance of additional future share repurchases for this purpose.

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

In connection with the plan, the administrator approved the repurchase of up to 100,000 common shares, which number of common shares is automatically increased on the first day of each year for a period of ten years beginning on 2022, in an amount equal to the smallest of: (a) 0.5% of the number of common shares issued and outstanding on the immediately preceding 31 December or (b) 200,000 common shares; that as of the date of this annual report represents an aggregate of 900,000 common shares. Until December 31, 2024, the administrator has repurchased 182,000 common shares, and has delivered 140,246 common shares under the plan.

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

From its adoption until the 2014 Equity Incentive Plan Termination Date, we have granted to eligible employees 35,142 SEUs and PSEUs, net of any cancelled and/or forfeited awards. Of the stock-equivalent units granted, 50% were in the form of PSEUs and 50% were in the form of SEUs. There were 16,586, 28,059 and 57,258 SEUs and PSEUs outstanding as of December 31, 2024, 2023 and 2022, respectively.

E. Share Ownership

Share Ownership

The total number of shares of the Company beneficially owned by our directors and executive officers, as of the date of this annual report, was 1,062,286 (includes common shares subject to options that are currently exercisable or will be exercisable, and/or issuable upon settlement of RSUs that have vested or will vest, within 60 days from the date of this annual report), which represents 2.41% of the total shares of the Company (including common shares subject to options that are currently exercisable within 60 days of the date of this annual report). See table in “Major Shareholders and Related Party Transactions — Major Shareholders.”

Share Options

See “Compensation — Compensation of Board of Directors and Senior Management — Equity Compensation Arrangements.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of February 24, 2025 (except where noted) by:

•each of our directors and members of senior management individually;
•all directors and members of senior management as a group; and
•each shareholder whom we know to own beneficially more than 5% of our common shares.

As of February 24, 2025, we had 44,045,558 issued and outstanding common shares. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, to receive the economic benefit of ownership of the securities, or has the right to acquire such powers within 60 days. Common shares subject to options, RSUs, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of the date of this annual report are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. As of February 24, 2025 we had 189 holders of record in the United States holding approximately 95.7% of our issued and outstanding common shares.

	Number	Percent
Martín Migoya (1)	278,976	*
Guibert Englebienne (2)	296,899	*
Martín Umaran (3)	417,321	*
Francisco Álvarez-Demalde (4)	16,480	*
Linda Rottenberg (5)	3,882	*
Maria Pinelli (6)	1,400	*
Andrea Mayumi Petroni Merhy (7)	1,017	*
Andrew McLaughlin	0	*
Alejandro Nicolas Aguzin	10,000	*
Juan Ignacio Urthiague (8)	12,327	*
Patricia Pomies	5,724	*
Yanina Maria Conti	551	*
Patricio Pablo Rojo	10,605	*
Wanda Weigert (9)	5,282	*
Diego Tártara	1,822	*

All Directors and Senior Management as a group	1,062,286	2.41%
*Less than 1%
5% or More Shareholders:
T. Rowe Price Associates, Inc. (10)	4,441,854	10.08%
Wasatch Advisors, LP (11)	3,145,883	7.14%
GIC Private Limited (12)	2,722,912	6.18%
J.P. Morgan Chase & Co (13)	2,292,516	5.20%

*    Represents beneficial ownership of less than 1%.
(1)Includes 147,040 common shares held by a revocable trust formed under Wyoming law (the “Revocable Migoya Trust Shares”) by Mr. Migoya that was established for the benefit of Mr. Migoya, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Migoya Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 147,040 common shares held by such entity.
(2)Includes 50,000 common shares issuable upon exercise of vested options and 127,166 common shares held by a revocable trust formed under Wyoming law (the “Revocable Englebienne Trust Shares”) by Mr. Englebienne that was established for the benefit of Mr. Englebienne, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Englebienne Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 127,166 common shares held by such entity.
(3)Includes 37,500 common shares issuable upon exercise of vested options and 259,241 common shares held by a revocable trust formed under Wyoming law (the “Revocable Umaran Trust Shares”) by Mr. Umaran that was established for the benefit of Mr. Umaran, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Umaran Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 259,241 common shares held by such entity.
(4)Includes 112 common shares issuable upon settlement of RSUs and 1,013 common shares held by NPI Group FLP. Mr. Alvarez Demalde holds voting and investment power over the shares held by NPI Group FLP.
(5)Includes 112 common shares issuable upon settlement of RSUs.
(6)Includes 112 common shares issuable upon settlement of RSUs.
(7)Includes 112 common shares issuable upon settlement of RSUs.
(8)Includes 1,500 common shares issuable upon exercise of vested options.
(9)Includes 5,000 common shares issuable upon exercise of vested options.
(10)Based on a Schedule 13G/A filed with the SEC on February 14, 2025, T. Rowe Price Associates, Inc. beneficially owns 4,441,854 of our common shares; has sole voting power with respect to 4,330,738 shares, and sole dispositive power with respect to 4,441,854 shares. The address of T. Rowe Price Associates, Inc.'s principal place of business is 100 E. Pratt Street, Baltimore, MD 21202, United States.

(11)Based on a Schedule 13G/A filed with the SEC on February 9, 2024, Wasatch Advisors, LP beneficially owns 3,145,883 of our common shares, and has sole and dispositive power with respect to all of such shares. The address of Wasatch Advisors, LP's principal business office is 505 Wakara Way, Salt Lake City, UT 84108, United States.
(12)Based on a Schedule 13G/A filed with the SEC on November 1, 2024, GIC Private Limited beneficially owns 2,722,912 of our common shares. It has sole voting power and sole dispositive power with respect to 2,265,777 shares, which it manages on behalf of the Government of Singapore ("GoS") under an investment management agreement. It also has shared voting power and shared dispositive power with respect to 457,135 shares with the Monetary Authority of Singapore ("MAS"). GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares. The address of GIC Private Limited's principal business office is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912, Singapore.
(13)Based on a Schedule 13G filed with the SEC on January 10, 2024, J.P. Morgan Chase & Co. beneficially owns 2,292,516 of our common shares; has sole voting power with respect to 1,947,932 shares, and shared voting power with respect to 15,156 shares. It has sole dispositive power with respect to 2,292,516 shares. The address of J.P. Morgan Chase & Co.´s principal business office is 383 Madison Avenue, New York, NY 10179, United States.

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

Between 2010 and 2014, certain of Grupo Assa’s Brazilian subsidiaries were subject to two examinations by the Ministry of Labor (“MTE”) and the Brazilian Internal Revenue Service (“RFB”) in relation to the potential hiring of employees as independent contractors. As a result of such examinations, Grupo Assa's Brazilian subsidiaries are subject to different administrative and judicial proceedings, seeking to collect payment of taxes and social security contributions allegedly owed by the companies, and imposing certain associated fines. In a "Transação Tributária" request, on June 24, 2024, Grupo Assa’s Brazilian subsidiaries reached a settlement in connection with certain of these proceedings for an original claimed amount of $10.19 million. In full final and definitive settlement of such claims, Grupo Assa’s Brazilian subsidiaries paid an updated amount of $4 million. Further, under a certain additional settlement agreement entered into by and between Globant España S.A.U. and Software Product Creation S.L. as purchasers, and the sellers of Grupo Assa on April 30, 2024, the sellers were released from their indemnification obligations under certain of these proceedings for a total amount of $1.1 million, by offsetting such amount with certain payments owed under the equity purchase agreement.

In addition to the foregoing, as of December 31, 2024, we are a party to certain other legal proceedings, including tax and labor claims, where the risk of loss is considered possible. In the opinion of our management, the ultimate disposition of such threatened and/or pending matters, either individually or on a combined basis, is not likely to have a material effect on our financial condition, liquidity or results of operations.

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

Share Capital

As of December 31, 2024, our issued share capital was $53,041,060.80, represented by 44,200,884 common shares with a nominal value of $1.20 each, of which 171,565 were treasury shares held by us.

We had an authorized share capital, excluding the issued share capital, of $9,227,045.20, consisting of 7,730,871 common shares with a nominal value of $1.20 each.

Our shareholders' meeting has authorized our board of directors to issue common shares within the limits of the authorized share capital at such time and on such terms as our board of directors may decide during a period ending on the fifth anniversary of the extraordinary general meeting of shareholders held on May 10, 2024, which may be renewed. Accordingly, as of December 31, 2024, our board of directors may issue up to 7,730,871 common shares.

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

As of December 31, 2024, we had an authorized share capital, excluding the issued share capital, of $9,277,045.20 and our board of directors was authorized to issue up to 7,730,871 common shares (subject to stock splits, consolidation of common shares or like transactions) with a nominal value of $1.20 per common share.

Our articles of association provide that no fractional shares will be issued or exist.

Pre-emptive Rights

Unless limited, waived or canceled by our board of directors in the context of the authorized share capital or pursuant to a decision of an extraordinary general meeting of shareholders issued in accordance with the provisions of the articles of association relating to amendments thereof, holders of our common shares have a pro rata pre-emptive right to subscribe for any new common shares issued for cash consideration. Our articles of association provide that pre-emptive rights can be waived, suppressed or limited by our board of directors for a period ending on the fifth anniversary of the date of extraordinary general meeting of shareholders held on May 10, 2024, which period therefore ends on May 10, 2029, in the event of an increase of the issued share capital by our board of directors within the limits of the authorized share capital.

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

On May 10, 2024, the general meeting of shareholders, according to the conditions set forth in article 430-15 of Luxembourg Companies Law, granted our board of directors the authorization to repurchase up to a maximum number of shares representing 20% of the share capital for a net purchase price being (i) no less than 50% of the lowest stock price and (ii) no more than 50% above the highest stock price, the stock price in all cases being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our board of directors, within the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction). The authorization is valid for a period ending five years from the date of the general meeting or the date of period´s renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, our board of directors is authorized to acquire and sell our common shares under the conditions set forth in the minutes of such general meeting of shareholders. Such purchases and sales may be carried out for any purpose authorized by the general meeting of Globant S.A.

On May 28, 2024, we entered into a 10b5-1 repurchase plan with HSBC Securities (USA) Inc., acting as agent for the Company, for the repurchase of an aggregate of up to 48,000 common shares in four windows, starting on July 16th, 2024 and ending on March 4th, 2025. The repurchase plan will expire on March 7, 2025.

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

Mandatory Bid

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

C. Material Contracts

On May 31, 2023, Globant LLC entered into the Fourth A&R Credit Agreement, pursuant to which we may borrow up to $725 million under a revolving credit facility and may request increases of the maximum amount available under the revolving facility, and may request term loan tranches, in an aggregate amount not to exceed $350 million plus additional amounts. The maturity date of each loan is May 30, 2028.

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

The taxable profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective maximum rate of 18.19% for year 2024 (inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which the company is located (6.75% in the City of Luxembourg). The maximum aggregate CIT and MBT rate consequently amounts to 24.94% for year 2024 for companies located in the City of Luxembourg. It is expected that as of January 1, 2025, the corporate income tax rate will be decreased by 1'' from 18.19% to 17.12% (including the 7% surcharge for the employment fund), bringing the overall taxation rate to 23.87%.
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
Capital gains realized by the company on shares are subject to CIT and MBT at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on shares of a Qualified Subsidiary may be exempt from CIT and MBT at the level of the company if at the time the capital gain is realized, the company has held or commits itself to hold for an uninterrupted period of at least 12 months shares representing a direct participation in the share capital of the Qualified Subsidiary (i) of at least 10% or (ii) of an acquisition price of at least EUR 6 million. Capital gains arise when there is a difference between the price for which shares have been disposed of and the lower of their cost or book value. The capital gain will be however subject to tax for an amount equivalent to recapture expenses deducted by the Company (in the year of disposal and/or in prior years) and up to the lowest of the capital gain or the recapture expenses.

As from tax year 2025, Luxembourg resident taxpayers are allowed to opt out of the benefit of the exemption to the extent that dividend income is exempt solely based on the acquisition price representing at least EUR 1.2 million (for dividends) and EUR 6 million (for capital gains). This opt out mechanism would have to be exercised individually for each tax year and each participation.

Withholding tax

Dividends paid by us to the holders of our common shares are as a rule subject to a 15% withholding tax in Luxembourg, unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption pursuant to the application of the withholding tax exemption, and, to the extent withholding tax applies, we are responsible for withholding amounts corresponding to such taxation at its source.
If the company and a U.S. relevant holder are eligible for the benefits of the tax treaty concluded between the United States and Luxembourg (the "Treaty"), the rate of withholding on distributions is generally 15%. However, if the beneficial owner is a U.S. relevant holder that qualifies as a resident company under Article 24 of the Treaty and owns at least 10% of the Company's voting stock, the withholding tax rate is reduced to 5%.

A withholding tax exemption may apply under the withholding tax exemption (subject to the relevant anti-abuse rules) if cumulatively (i) the holder of our shares is an eligible parent (an "Eligible Parent") and (ii) at the time the income is made available, the holder of our shares has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of our share capital or a direct participation of an acquisition price of at least EUR 1.2 million (or an equivalent amount in another currency). Holding a participation through an entity treated as tax transparent from a Luxembourg income tax perspective is deemed to be a direct participation in proportion to the net assets held in this entity.
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

Effective from the 2025 fiscal year, the minimum NWT applicable to all Luxembourg-resident companies will range from EUR 535 to EUR 4,815, contingent upon the companies' balance sheet total.
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

Luxembourg fully-taxable corporate residents

Dividends and other payments derived from our common shares by Luxembourg-resident, fully-taxable companies are subject to CIT and MBT, unless the conditions of the participation exemption regime, as described in "Taxation of the Company", are satisfied. A tax credit may, under certain circumstances, be granted for any Luxembourg withholding tax levied. If the conditions of the participation exemption regime are not met, 50% of the gross amount of dividends received by Luxembourg-resident, fully-taxable companies from our common shares are exempt from CIT and MBT.

Capital gains realized by a Luxembourg-resident, fully-taxable company on our common shares are subject to CIT and MBT at ordinary rates, unless the conditions of the participation exemption regime, as described in "Taxation of the Company", are satisfied.

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
Under the participation exemption regime, dividends derived from our common shares may be exempt from income tax if the conditions described in "Taxation of the Company" are fulfilled.
Under the participation exemption regime, capital gains realized on our common shares may be exempt from income tax if the conditions described in "Taxation of the Company" are fulfilled.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

a) Disclosure Controls and Procedures

As of December 31, 2024, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were effective as of December 31, 2024.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of this assessment, our management has determined that our internal control over financial reporting was effective as of December 31, 2024.

Our management has excluded Codebay Innovation, S.L., Common Management Solutions, S,L., Omnia Holdings Ltd, Exusia LLC and Blankfactor Group Holdings Limited, from its assessment of internal control over financial reporting as of December 31, 2024 because they were acquired by the Company in purchase business combinations during 2024. These entities, in the aggregate, constitute 2.2% of our consolidated assets and 2.2% of consolidated revenues as of and for the year ended December 31, 2024.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees for the services provided by our auditor, Price Waterhouse & Co. S.R.L. for the years 2024 and 2023, classified by type of service rendered for the periods indicated, in thousands of dollars:

	2024	2023

	($ in thousands)
Audit Fees (1)	$1,928	$1,708
Audit Related Fees (2)	63	84
Tax Fees (3)	—	—
All Other Fees (4)	—	—
Total	1,991	1,792

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On May 10, 2024, our shareholders at the annual general meeting, according to the conditions set forth in article 430-15 of Luxembourg Companies Law, granted our board of directors the authorization to repurchase up to a maximum number of shares representing 20% of the share capital for a net purchase price that is (i) no less than 50% of the lowest common share price and (ii) no more than 50% above the highest common share price, in each case, such common share price being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our board of directors, over the ten trading days preceding the date of the purchase (or, as the case may be, the date of the commitment to the transaction). The authorization is valid for a period ending five years from the date of the 2024 general meeting (i.e., May 10, 2029) unless renewed by the decision of a general meeting of shareholders of the Company. Pursuant to such authorization, our board of directors is authorized to acquire and sell our common shares under the conditions set forth in the minutes of such general meeting of shareholders. Such purchases and sales may be carried out for any purpose authorized by the general meeting of shareholders of Globant S.A.

On June 13, 2022, we entered into a 10b5-1 repurchase plan (the “2022 10b5-1 Plan”) with HSBC Securities (USA) Inc., acting as agent for the Company, for the repurchase of an aggregate of up to 50,000 common shares. The 2022 10b5-1 Plan expired on March 8, 2024. As of December 31, 2022, 37,500 common shares were purchased by the Company under the 2022 10b5-1 Plan.

On May 29, 2023, we entered into a 10b5-1 repurchase plan (the "2023 10b5-1 Plan") with HSBC Securities (USA) Inc., acting as agent for the Company, for the repurchase of an aggregate of up to 60,000 common shares in four windows, starting on July 18, 2023 and ending on March 5, 2024. The 2023 10b5-1 Plan will expire on March 8, 2024.

On May 28, 2024, we entered into a 10b5-1 repurchase plan (the "2024 10b5-1 Plan", and together with the 2023 10b5-1 Plan and the 2022 10b5-1 Plan, the "10b5-1 Plans")with HSBC Securities (USA) Inc., acting as agent for the Company, for the repurchase of an aggregate of up to 48,000 common shares in four windows, starting on July 16, 2024 and ending on March 4, 2025. The repurchase plan will expire on March 7, 2025.

The following table reports purchases of Globant common shares by the Company during the year ended December 31, 2024 that were made under the 10b5-1 Plans.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased under the Plans or Programs

January 1 to January 31, 2024 (1)	15,000	$247.54	15,000	15,000
February 1 to February 28, 2024	—	—	—	15,000
March 1 to March 31, 2024(2)	15,000	$210.79	15,000	—
April 1 to April 30, 2024	—	—	—	—
May 1 to May 31, 2024 (3)	—	—	—	48,000
June 1 to June 30, 2024	—	—	—	48,000
July 1 to July 31, 2024 (4)	12,000	$199.16	12,000	36,000
August 1 to August 31, 2024 (5)	12,000	202.00	12,000	24,000
September 1 to September 30, 2024	—	—	—	24,000
October 1 to October 31, 2024	—	—	—	24,000
November 1 to November 30, 2024	—	—	—	24,000
December 1 to December 31, 2024 (6)	12,000	$225.00	12,000	12,000
Total	66,000	$216.90	66,000	12,000

(1)    On January 25, 2024, the Company repurchased 15,000 of its common shares under the 2023 10b5-1 Plan held in treasury in order to facilitate the fulfillment of the deliveries under the ESPP and other releases under the 2014 Equity Incentive Plan.
(2)    On March 7, 2024, the Company repurchased 15,000 of its common shares under the 2023 10b5-1 Plan held in treasury in order to facilitate the fulfillment of the deliveries under the ESPP and other releases under the 2014 Equity Incentive Plan.
(3)    On May 28, 2024, we entered into a 10b5-1 repurchase plan with HSBC Securities (USA) Inc., acting as agent for us, for the repurchase of an aggregate of up to 48,000 common shares.
(4)    On July 17, 2024, the Company repurchased 12,000 of its common shares under the 2024 10b5-1 Plan held in treasury in order to facilitate the fulfillment of the deliveries under the ESPP and other releases under the 2014 Equity Incentive Plan.
(5)    On August 21, 2024, the Company repurchased 12,000 of its common shares under the 2024 10b5-1 Plan held in treasury in order to facilitate the fulfillment of the deliveries under the ESPP and other releases under the 2014 Equity Incentive Plan.
(6)    On December 27, 2024, the Company repurchased 12,000 of its common shares under the 2024 10b5-1 Plan held in treasury in order to facilitate the fulfillment of the deliveries under the ESPP and other releases under the 2014 Equity Incentive Plan.

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

Audit Committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Luxembourg law also provides for an audit committee and related rules. Our articles of association provide that the board of directors may establish an audit committee. The board of directors has established an audit committee and has appointed Mses. Pinelli and Rottenberg and Mr. Aguzin, with Mrs. Pinelli serving as the chairman of our audit committee and as the audit committee financial expert (as currently defined under applicable SEC rules). Each of Mses. Pinelli and Rottenberg and Mr. Aguzin satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE as well as under Rule 10A-3 under the Exchange Act. For additional information, see “Directors, Senior Management and Employees — Board Practices”.

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

The current members of our corporate governance and nominating committee are Ms. Mayumi Petroni Merhy and Messrs. Alvarez Demalde and McLaughlin, with Ms. Petroni Merhy serving as chairman. Each of Ms. Mayumi Petroni Merhy and Messrs. Alvarez Demalde and McLaughlin satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE. For additional information, see “Directors, Senior Management and Employees — Board Practices.”

Compensation Committee

The NYSE requires that a listed U.S. company have a compensation committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee.

The current members of our compensation committee are Messrs. Álvarez-Demalde, McLaughlin and Aguzin, with Mr. Alvarez-Demalde serving as chairman. Each of Messrs. Álvarez-Demalde, McLaughlin and Aguzin satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE. For additional information, see “Directors, Senior Management and Employees—Board Practices”.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted the Globant S.A. Insider Trading Policy, which governs, among other things, the purchase, sale and other dispositions of our securities by directors, officers, employees, agents and consultants, and is reasonably designed to promote compliance with any insider trading laws, rules and regulations, and listing standards applicable to us. A copy of the Globant S.A. Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

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

ITEM 18. FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit No.	Description
1.1	Amended Articles of Association, dated February 19, 2025.
2.1	Description of Capital Stock.
4.1	Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on May 28, 2014.
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

4.11
Fourth Amended and Restated Credit Agreement, dated May 31, 2023, by and among Globant, LLC, as borrower, HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender, and certain financial institutions listed therein; incorporated by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on February 29, 2024.

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
4.19
Globant S.A. 2024 Equity Incentive Plan; incorporated by reference to Exhibit 99.1 of the Registrant's Registration Statement on Form S-8 (SEC File No. 333-281049), filed with the SEC on July 26, 2024.

8.1	List of Subsidiaries.
11.1	Globant S.A. Insider Trading Policy.
12.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Juan Ignacio Urthiague, Chief Financial Officer of Globant, S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of Martín Migoya, Chief Executive Officer of Globant S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of Juan Ignacio Urthiague, Chief Financial Officer of Globant, S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
15.1	Consent of Price Waterhouse & Co. S.R.L.
97.1
Policy for Recovery of Erroneously Awarded Incentives-Based Compensation; incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-36535), filed with the SEC on February 29, 2024.

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

Date: February 28, 2025

GLOBANT S.A.
By:	/s/ Juan Ignacio Urthiague

Name:	Juan Ignacio Urthiague
Title:	Chief Financial Officer

GLOBANT S.A.

Globant S.A.

Consolidated Financial Statements as of December 31, 2024 and December 31, 2023 and for each of the three years in the period ended December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Globant S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Globant S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Codebay Innovation, S.L., Common Management Solutions, S.L., Omnia Holdings Ltd, Exusia LLC and Blankfactor Group Holdings Limited from its assessment of internal control over financial reporting as of December 31, 2024 because they were acquired by the Company in purchase business combinations during 2024. We have also excluded Codebay Innovation, S.L., Common Management Solutions, S.L., Omnia Holdings Ltd, Exusia LLC and Blankfactor Group Holdings Limited from our audit of internal control over financial reporting. Codebay Innovation, S.L., Common Management Solutions, S.L., Omnia Holdings Ltd, Exusia LLC and Blankfactor Group Holdings Limited are wholly-owned subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting collectively represent approximately 2.2% and 2.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

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

Business Combinations – Valuation of Customer Relationships

As described in Notes 4, 26.1 and 26.2 to the consolidated financial statements, the Company completed five (5) business combinations (the “acquisitions”) for an aggregate consideration of $529.2 million during the year ended December 31, 2024, of which approximately $11.3 million was allocated to the customer relationship intangible asset. In addition, as described in note 26.8 to the consolidated financial statements, the Company completed the fair value determination for certain acquisitions made during the year ended December 31, 2023 within the measurement period, which resulted in $50.1 million additional intangible assets recognized, of which approximately $41.5 million was allocated to customer relationship intangible asset. Fair value is estimated by management using a multi-period excess earnings method for customer relationships. Management’s cash flow projections for the intangible assets acquired included significant judgments and assumptions relating to revenue growth rates, customer attrition rates, and discount rates for customer relationships.

The principal considerations for our determination that performing procedures relating to the valuation of customer relationships is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the customer relationships; (ii) a high degree of auditor judgment subjectivity, and effort performing procedures and evaluating management’s significant assumptions related to revenue growth rates, customer attrition rates and discount rates for customer relationships; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the customer relationships. These procedures also included, among others, (i) reading the purchase agreement; (ii) testing management’s process for developing the fair value estimate of the customer relationships; and (iii) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, customer attrition rates and discount rates for customer relationships. Evaluating management’s assumptions related to revenue growth rates for customer relationships involved considering (i) the current and past performance of the businesses; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness multi-period excess earnings and (ii) the reasonableness of the discount rate assumption for customer relationships.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Reinaldo Sergio Cravero (Partner)
Autonomous City of Buenos Aires, Argentina
February 28, 2025

We have served as the Company’s auditor since 2020.

GLOBANT S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2024	2023	2022

Revenues	5	2,415,689	2,095,939	1,780,243
Cost of revenues	6.1	(1,552,322)	(1,340,178)	(1,110,848)
Gross profit		863,367	755,761	669,395

Selling, general and administrative expenses	6.2	(632,995)	(537,075)	(456,324)
Net impairment losses on financial assets	13	(6,970)	(18,808)	(6,364)
Other operating income and expenses, net		2,016	(916)	—
Profit from operations		225,418	198,962	206,707

Finance income	7	5,303	4,777	2,832
Finance expense	7	(32,202)	(23,753)	(16,552)
Other financial results, net	7	6,064	11,342	173
Financial results, net		(20,835)	(7,634)	(13,547)

Share of results of investment in associates	12.2	222	89	119

Other income and expenses, net	8	5,624	6,602	(395)
Profit before income tax		210,429	198,019	192,884

Income tax	9.1	(41,426)	(39,511)	(43,405)
Net income for the year		169,003	158,508	149,479

Other comprehensive income (loss) net of income tax effects
Items that may be reclassified subsequently to profit or loss:
- Exchange differences on translating foreign operations		(86,110)	(16,721)	(21,770)
- Net change in fair value on financial assets measured at FVOCI		1,959	119	(107)
- Gains and losses on cash flow hedges		(14,142)	9,327	(3,171)
Total other comprehensive loss		(98,293)	(7,275)	(25,048)
Total comprehensive income for the year		70,710	151,233	124,431

Net income attributable to:
Owners of the Company		165,732	158,538	148,891
Non-controlling interest		3,271	(30)	588
Net income for the year		169,003	158,508	149,479

Total comprehensive income for the year attributable to:
Owners of the Company		63,024	148,732	123,044
Non-controlling interest		7,686	2,501	1,387
Total comprehensive income for the year		70,710	151,233	124,431

GLOBANT S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2024	2023	2022

Earnings per share
Basic	10	3.82	3.72	3.55
Diluted	10	3.72	3.64	3.47
Weighted average of outstanding shares (in thousands)
Basic	10	43,402	42,601	41,929
Diluted	10	44,589	43,594	42,855

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2024 AND 2023
(in thousands of U.S. dollars)

		As of December 31,
	Notes	2024	2023
ASSETS
Current assets
Cash and cash equivalents	11	142,093	307,223
Investments	12.1	13,992	16,070
Trade receivables	13	605,002	499,283
Other assets	17	20,420	31,753
Other receivables	14	53,939	54,786
Other financial assets	18	3,100	15,418
Total current assets		838,546	924,533
Non-current assets
Investments	12.1	2,212	1,833
Other assets	17	4,750	4,088
Other receivables	14	40,784	26,475
Deferred tax assets	9.2	80,811	60,777
Investment in associates	12.2	1,648	1,426
Other financial assets	18	41,403	34,864
Property and equipment	15	154,755	162,736
Intangible assets	16	288,714	285,661
Right-of-use asset	28	122,884	119,400
Goodwill	26.4	1,590,338	1,105,073
Total non-current assets		2,328,299	1,802,333
TOTAL ASSETS		3,166,845	2,726,866
LIABILITIES
Current liabilities
Trade payables	19	114,743	124,545
Payroll and social security taxes payable	20	239,440	221,843
Borrowings	21	1,601	156,916
Other financial liabilities	18	113,707	68,750
Lease liabilities	28	29,736	47,852
Tax liabilities	22	36,916	33,229
Income tax payable		6,520	11,287
Other liabilities		231	896
Total current liabilities		542,894	665,318
Non-current liabilities
Trade payables	19	2,006	2,981
Borrowings	21	290,935	2,191
Other financial liabilities	18	167,177	135,238
Lease liabilities	28	87,887	70,884
Income tax payable		6,625	—
Deferred tax liabilities	9.2	12,616	21,098
Payroll and social security taxes payable	20	5,187	5,139
Contingent liabilities	23	18,169	28,336
Total non-current liabilities		590,602	265,867
TOTAL LIABILITIES		1,133,496	931,185
Capital and reserves
Issued capital		52,837	51,705
Additional paid-in capital		1,193,029	1,022,918
Other reserves		(144,756)	(42,048)
Retained earnings		862,821	697,089
Total equity attributable to owners of the Company		1,963,931	1,729,664
Non-controlling interests		69,418	66,017
Total equity		2,033,349	1,795,681
TOTAL EQUITY AND LIABILITIES		3,166,845	2,726,866
The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve and cash flow hedge reserve	Attributable to owners of the Parent	Non-controlling interests	Total
Balance at January 1, 2022	41,733,198	50,080	872,030	389,660	(6,628)	233	1,305,375	2,938	1,308,313
Issuance of shares under share-based compensation plan (see note 30.1)	360,680	433	35,641	—	—	—	36,074	—	36,074
Issuance of shares under ESPP plan (note 25.4)	39,136	47	8,934	—	—	—	8,981	—	8,981
Issuance of shares under subscription agreement (see note 30.1)	183,145	220	35,636	—	—	—	35,856	—	35,856
Share-based compensation plan (see note 25)	—	—	6,605	—	—	—	6,605	—	6,605
Repurchase of shares (note 25.4)	(46,500)	(56)	(9,260)	—	—	—	(9,316)	—	(9,316)
Put option over non-controlling interest (note 3.13.3)	—	—	934	—	—	—	934	(934)	—
Non-controlling interest arising on a business combination (note 26)	—	—	—	—	—	—	—	45,216	45,216
Other comprehensive income (loss) for the year	—	—	—	—	(21,770)	(3,278)	(25,847)	799	(25,048)
Net income for the year	—	—	—	148,891	—	—	148,891	588	149,479
Balance at December 31, 2022	42,269,659	50,724	950,520	538,551	(28,398)	(3,045)	1,507,553	48,607	1,556,160

GLOBANT S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve and cash flow hedge reserve	Attributable to owners of the Parent	Non-controlling interests	Total
Balance at January 1, 2023	42,269,659	50,724	950,520	538,551	(29,197)	(3,045)	1,507,553	48,607	1,556,160
Issuance of shares under share-based compensation plan (see note 30.1)	407,233	489	47,471	—	—	—	47,960	—	47,960
Issuance of shares under ESPP plan (note 25.4)	48,130	58	9,155	—	—	—	9,213	—	9,213
Issuance of shares under subscription agreement (see note 30.1)	403,760	485	72,441	—	—	—	72,926	—	72,926
Share-based compensation plan (see note 25)	—	—	27,726	—	—	—	27,726	—	27,726
Repurchase of shares (note 25.4)	(42,500)	(51)	(11,472)	—	—	—	(11,523)	—	(11,523)
Put option over non-controlling interest (note 3.13.3)	—	—	(72,923)	—	—	—	(72,923)	(2,169)	(75,092)
Non-controlling interest arising on a business combination (note 26)	—	—	—	—	—	—	—	17,078	17,078
Other comprehensive income (loss) for the year	—	—	—	—	(19,252)	9,446	(9,806)	2,531	(7,275)
Net income for the year	—	—	—	158,538	—	—	158,538	(30)	158,508
Balance at December 31, 2023	43,086,282	51,705	1,022,918	697,089	(48,449)	6,401	1,729,664	66,017	1,795,681

GLOBANT S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve and cash flow hedge reserve	Attributable to owners of the Parent	Non-controlling interest	Total
Balance at January 1, 2024	43,086,282	51,705	1,022,918	697,089	(48,449)	6,401	1,729,664	66,017	1,795,681
Issuance of shares under share-based compensation plan (see note 30.1)	399,539	479	55,794	—	—	—	56,273	—	56,273
Issuance of shares under ESPP plan (note 25.4)	45,501	55	9,567	—	—	—	9,622	—	9,622
Issuance of shares under subscription agreement (see note 30.1)	563,997	677	117,499	—	—	—	118,176	—	118,176
Share-based compensation plan (see note 25)	—	—	17,144	—	—	—	17,144	—	17,144
Repurchase of shares (note 25.4)	(66,000)	(79)	(10,596)	—	—	—	(10,675)	—	(10,675)
Remeasurement of Call/Put option over non-controlling interest (note 18)	—	—	(23,582)	—	—	—	(23,582)	—	(23,582)
Put option over non-controlling interest (note 3.13.3)	—	—	4,285	—	—	—	4,285	(4,285)	—
Other comprehensive income (loss) for the year	—	—	—	—	(90,525)	(12,183)	(102,708)	4,415	(98,293)
Net income for the year	—	—	—	165,732	—	—	165,732	3,271	169,003
Balance at December 31, 2024	44,029,319	52,837	1,193,029	862,821	(138,974)	(5,782)	1,963,931	69,418	2,033,349

(1) All shares are issued, authorized and fully paid. Each share is issued at a nominal value of $1.20 per share and entitles to one vote.
The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in thousands of U.S. dollars)

	For the year ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net income for the year	169,003	158,508	149,479
Adjustments to reconcile net income for the year to net cash flows from operating activities:
Share-based compensation expense	81,796	72,941	60,251
Current income tax (note 9.1)	79,026	74,454	44,756
Deferred income tax (note 9.1)	(37,600)	(34,943)	(1,351)
Depreciation of property and equipment (note 15)	36,195	32,760	25,324
Depreciation of right-of-use assets (note 28)	37,837	39,982	35,244
Amortization of intangible assets (note 16)	88,699	67,119	47,365
Impairment/(Reversal) of intangible assets, net (note 16)	1,577	(822)	1,017
Net impairment losses on financial assets	6,970	18,808	6,364
(Reversal)/Allowance for claims and lawsuits (note 23)	(2,966)	(348)	1,871
Gain on remeasurement of contingent consideration and call/put option over non-controlling interest (note 8)	(4,025)	(4,442)	(1,147)
Gain on transactions with bonds (note 7)	(4,958)	(9,157)	(13,883)
Accrued interest	23,355	15,295	11,203
Interest received	5,274	4,718	2,686
Net (gain) loss arising on financial assets measured at FVPL	(452)	(23,564)	7,537
Net loss (gain) arising on financial assets measured at FVOCI	6,397	(22,747)	(165)
Exchange differences	(3,020)	21,874	4,648
Share of results of investment in associates	(222)	(89)	(119)
Payments related to forward and future contracts	(17,090)	(3,813)	(6,242)
Proceeds related to forward and future contracts	9,313	24,977	3,918
Payments of remeasured earn-outs related to acquisition of business	(6,585)	(7,078)	(4,467)
Gain arising from sale of cryptocurrency	(1,146)	—	—
Net impairment losses on investments in convertible notes	1,114	—	—
Gain arising from lease disposals	(1,042)	—	—
Loss arising from property and equipment and intangibles derecognition	971	846	1,632
Changes in working capital:
Net increase in trade receivables	(113,063)	(44,297)	(104,315)
Net (increase) decrease in other receivables	(1,401)	16,629	(21,021)
Net decrease (increase) in other assets	12,152	(10,004)	(9,416)
Net (decrease) increase in trade payables (4)	(38,086)	19,004	(2,651)
Net increase (decrease) in payroll and social security taxes payable	2,042	(37,402)	13,398
Net decrease in tax liabilities	(8,241)	(1,675)	264
Utilization of provision for contingent liabilities (note 23)	(4,069)	(227)	(1,750)
Income tax paid	(69,028)	(48,783)	(52,906)
Net cash provided by operating activities	248,727	318,524	197,524

Cash flows from investing activities
Cash outflows for property and equipment (2)	(27,733)	(45,110)	(47,063)
Proceeds from sale of cryptocurrency	2,953	288	—
Cash outflows for intangible assets (3)	(85,889)	(81,691)	(48,367)
Acquisition of investment in sovereign bonds	(39,232)	(29,032)	(24,883)
Proceeds from investment in sovereign bonds	44,190	38,189	38,766
Payments related to forward and future contracts	(8,599)	(10,906)	(25,561)
Proceeds related to forward and future contracts	7,557	20,419	12,511
Acquisition of investments measured at FVPL	(234,102)	(384,083)	(414,950)
Proceeds from investments measured at FVPL	240,518	410,707	393,059
Acquisition of investments measured at FVOCI	(361,427)	(214,642)	(264,992)
Proceeds from investments measured at FVOCI	362,274	217,246	269,102
Proceeds from sale of equity instruments	263	—	—
Payments to acquire equity instruments	(1,075)	(1,748)	(5,148)
Payments to acquire investments in associates	—	—	(500)
Acquisition of investment in convertible notes (note 29)	(2,533)	(2,367)	(2,667)
Acquisition of business, net of cash (note 26) (1)	(278,173)	(253,691)	(126,370)
Payments of earn-outs related to acquisition of business	(22,896)	(13,940)	(22,241)
Net cash used in investing activities	(403,904)	(350,361)	(269,304)

GLOBANT S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in thousands of U.S. dollars)

	For the year ended December 31,
	2024	2023	2022
Cash flows from financing activities
Proceeds from the issuance of shares under the share-based compensation plan (note 30.1)	4,437	4,103	3,508
Proceeds from the issuance of shares under the ESPP plan	9,622	9,213	8,981
Repurchase of shares	(10,675)	(11,523)	(9,316)
Payment of call/put-option over non-controlling interest	(25,793)	(3,892)	(5,166)
Proceeds from borrowings (note 21)	440,662	395,621	—
Repayment of borrowings (note 21)	(347,348)	(271,783)	(8,269)
Payments of principal portion of lease liabilities (note 28)	(36,619)	(38,514)	(30,564)
Payments of lease liabilities interest (note 28)	(6,947)	(6,319)	(6,822)
Interest paid (note 21)	(12,196)	(4,106)	(2,491)
Payments of installments related to acquisition of business	(20,953)	(28,270)	(15,541)
Net cash provided (used in) by financing activities	(5,810)	44,530	(65,680)

Increase (Decrease) in cash and cash equivalents	(160,987)	12,693	(137,460)

Cash and cash equivalents at beginning of the year	307,223	292,457	427,804
Effect of exchange rate changes on cash and cash equivalents	(4,143)	2,073	2,113
Cash and cash equivalents at end of the year	142,093	307,223	292,457

(1) Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries net of cash acquired (note 26):

Supplemental information
Cash paid	289,248	286,695	172,445
Less: cash and cash equivalents acquired	(11,075)	(33,004)	(46,075)
Total consideration paid net of cash and cash equivalents acquired	278,173	253,691	126,370

As of December 31, 2024, the Company issued 427.557 common shares for a total amount of 92,581, according to the subscription agreement included in the stock purchase agreement, these were non-cash transactions. As of December 31, 2023, the Company issued 359,242, common shares for a total amount of 65,064, according to the subscription agreement included in the stock purchase.
(2)In 2024, 2023 and 2022, there were 1,437, 1,741 and 16,225 of acquisition of property and equipment financed with trade payables, respectively. In 2024, 2023 and 2022, the Company paid 1,741, 16,225 and 10,129 related to property and equipment acquired in 2023, 2022 and 2021, respectively.
(3)In 2024, 2023 and 2022 there were 5,886, 132 and 1,984 of acquisition of intangibles financed with trade payables, respectively. In 2024, 2023 and 2022 , the Company paid 132, 1,984 and 3,662 related to intangibles acquired in 2023, 2022 and 2021, respectively.
(4)In 2024, 2023 and 2022 there were 26,375, 29,422 and 22,468 liabilities assumed through business acquisitions, respectively (note 26).

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

The Company's principal operating subsidiaries and countries of incorporation as of December 31, 2024 were the following:

Country	Company
Argentina	Sistemas Globales S.A.
Argentina	IAFH Global S.A.
Brazil	Globant Brasil Consultoria Ltda.
Brazil	Iteris Holding Ltda.
Chile	Sistemas Globales Chile Asesorías S.p.A.
Colombia	Sistemas Colombia S.A.S.
France	Pentalog France S.A.S
India	Globant India Private Limited.
Italy	Sysdata S.p.A.
Mexico	IAFH Globant IT Mexico S. de R.L. de C.V.
Peru	Globant Peru S.A.C.
Romania	Pentalog Romania S.R.L
Saudi Arabia	Globant Arabia Limited
Spain	Software Product Creation S.L.
Spain	Sports Reinvention Entertainment Group S.L
United Kingdom	Globant UK Ltd
United States of America	Globant LLC
United States of America	Globant IT Services Corp.
United States of America	GUT Agency LLC
Uruguay	Sistemas Globales Uruguay S.A.

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

The Company's registered office address is 37A Avenue J.F. Kennedy L-1855, Luxembourg.

NOTE 2 – BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements are presented in thousands of United States dollars ("U.S. dollars" or "$") and have been prepared under the historical cost convention except as disclosed in the accounting policies below.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

2.1 – Application of new and revised International Financial Reporting Standards

•Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2024. The impact of the new and revised standards and interpretations mentioned on these consolidated financial statements is described as follows.

The Company has adopted the following standards and interpretation that became applicable for annual periods commencing on or after January 1, 2024:

Amendments to IAS 1	Classification of Liabilities as Current or Non-Current
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Non-current Liabilities with Covenants
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements

Those amendments did not have any material impact on the Company's accounting policies and did not require retrospective adjustments.

•New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 18	Presentation and Disclosures in Financial Statements (1)
Annual improvements to IFRS Accounting Standards	Volume 11 (2)
Amendments to IAS 21	Lack of Exchangeability (3)

1 Effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.
2 Effective for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted.
3 Effective for annual reporting periods beginning on or after January 1, 2025. Earlier application is permitted.

• On April 9, 2024 IASB issued Presentation and Disclosures in Financial Statements (IFRS 18) to include requirements for the presentation and disclosure of information in financial statements.

The management of the Company is currently assessing the impacts of the application of this amendment on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2027. Earlier application is permitted. The Company has not opted for early application.

• On July 18, 2024 IASB issued the amendments listed below as part of the 'Annual improvements to IFRS Accounting Standards - Volume 11'.

Amendments to IFRS 7	Gain or loss on derecognition
Amendments to IFRS 7	Disclosure of deferred difference between fair value and transaction price
Amendments to IFRS 7	Introduction and credit risk disclosures
Amendments to IFRS 9	Lessee derecognition of lease liabilities
Amendments to IFRS 9	Transaction price
Amendments to IFRS 10	Determination of a ‘de facto agent'
Amendments to IFRS 7	Cost method

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The management of the Company does not anticipate that the application of these amendments will have a material impact on the Company's consolidated financial statements. These amendments are effective for annual periods beginning on or after January 1, 2026. Earlier application is permitted. The Company has not opted for early application.

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

2.2 – Basis of consolidation

These consolidated financial statements include the consolidated statements of financial position, comprehensive income and cash flows of the Company and its consolidated subsidiaries. Control is achieved where the company has the power over the investee; exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns. All intercompany transactions and balances between the Company and its subsidiaries have been eliminated in the consolidation process.

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
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

The Company has not recognized any impairment loss in the years ended December 31, 2024, 2023 and 2022.

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

The Company’s services are performed under time-and-material, fixed-price and licenses contracts. For revenues generated under time-and-material contracts, revenues are recognized as a single performance obligation satisfied over time, using an input method based on hours incurred. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The Company made adjustments related to leases that are subject to changes in the consumer price index. As of December 31, 2024 and 2023, such adjustments amounted to 6,201 and 2,553 respectively.

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

Accounting standards are applied on the assumption that the value of money (the unit of measurement) is constant over time. However, when the rate of inflation is no longer negligible, a number of issues arise impacting the true and fair nature of the accounts of entities that prepare their financial statements on a historical cost basis. To address such issues, entities apply IAS 29 Financial Reporting in Hyperinflationary Economies from the beginning of the period in which the existence of hyperinflation is identified. Based on the statistics published on July 17, 2018, Argentina's economy started to be considered hyperinflationary. As of December 31, 2024 and 2023, the 3-year cumulative rate of inflation for consumer prices in Argentina is 1,221% and 816%, respectively. As of December 31, 2024 and 2023, the Company assessed that the effects of inflation are not material to the financial statements, since the most significant Argentine subsidiaries have the U.S. dollars as their functional currency, except for Globers S.A. and KTBO S.A.

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

3.7 – Taxation

3.7.1 – Income taxes – current and deferred

Income tax expense represents the estimated sum of income tax payable, global minimun tax and deferred tax.

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

Globant S.A, is subject to a corporate income tax rate of 17.00% on taxable income exceeding EUR 200, leading to an overall tax rate of 24.94% in Luxembourg (taking into account the solidarity surtax of 7.00% on the CIT rate, and including the 6.75% municipal business tax rate applicable). On December 11, 2024, The Luxembourg Chamber of Deputies resolved a reduction in the corporate tax rate from 17.0% to 16.0%, leading to an overall tax rate of 23.87% for the fiscal year beginning on the 1st January 2025.

The holding companies located in Spain elected to be included in the Spanish special tax regime for entities having substantially all of their operations outside of Spain, known as “Empresas Tenedoras de Valores en el Exterior” (“ETVE”). Globant España S.A was registered in 2008. Under the ETVE regime, dividends distributed from its foreign subsidiaries as well as any gain resulting from disposal are subject to 95% of tax exemption effective from January 1st, 2020. In order to be entitled to the benefit, among other requirements, the main activity of the entities must be the administration and management of equity instruments from non-Spanish entities and such entities must be subject to a tax regime similar to that applicable in Spain for non-ETVEs companies. As of December 31, 2024 and 2023, the Spanish Holding companies received dividends distributions for 183,666 and 236,909, respectively. If this tax exemption would not apply, the applicable tax rate should be 25%. The Company´s Spanish subsidiaries are subject to a 25% corporate income tax rate.

Starting fiscal year 2021, Argentina has progressive system of corporate income tax rates ranging from 25% to 35% .

On May 22, 2019, the Argentine Congress enacted Law No. 27,506 ("Ley de Economía del Conocimiento"), which provides a promotional regime for the Knowledge Economy, which was modified by means of Law No. 27,570, published on October 26, 2020 ("Knowledge based Economy Law"). The Knowledge based Economy Law is valid from January 1, 2020 until December 31, 2029, and aims to promote economic activities that apply knowledge and digitization of information, supported by advances in science and technology, to obtain goods and services and improve processes.

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
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

The entities, BSF S.A , IAFH Global S.A and Sistemas Globales S.A., were approved as beneficiaries of the Knowledge Economic Law by the Subsecretary of Knowledge Economy.

The benefits are subject to an annual amount determined in the annual national budget in Argentine Pesos. On December 27, 2024, through Decree No. 1131/2024, the Argentine Executive Branch established the extension of the annual national budget that was in force in 2023, meaning that the nominal amount in Argentine pesos for this benefit is the same as in 2023. Considering the inflationary context in Argentina, this implies that this benefit is adversely impacted until a new annual national budget is approved .

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
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

As of December 31, 2024 and 2023, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred (assessed as not probable), as of the date of the financial statements in accordance with IFRIC 23 in an amount of 8,186 and 4,544, related to assessments for the fiscal years 2018 to 2024 and 2017 to 2023, respectively. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

3.7.1.4 – OECD PILLAR TWO MODEL RULES

The Group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation (Global minimum tax) was enacted in Luxembourg, the location of the Group's ultimate parent entity on December 22, 2023, by Law A864 that transposed the Council Directive (EU) 2022/2523 of December 15, 2022. It came into effect for the Group's financial year, beginning on January 1, 2024.

These rules are designed to ensure large multinational enterprises within the scope of the rules pay a minimum level of tax in each jurisdiction where they operate. In general, the “Pillar Two model rules” apply a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%.

1. Safe Harbour Testing.

Most jurisdictions are safe harboured with some top-up tax expected to be due.

The Group performed an impact analysis of the OECD transitional safe harbour rules (as transposed into national legislation). The Group concluded that the majority of jurisdictions will not be subject to top-up tax due to the application of one of the transitional safe harbour rules with the exception of Uruguay and other minor jurisdictions.

2. Top-up tax to be determined.

The Group performed the detailed calculation in accordance with the Pillar Two rules and recognized an estimate tax expense amounting 6,625 as of December 31, 2024.

3. Deferred taxes.

The Group applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

3.8 – Property and equipment

Fixed assets are valued at acquisition cost, net of the related accumulated depreciation and accumulated impairment losses, if any.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss. As of December 31, 2024 and 2023, the Company has derecognized property and equipment for an amount of 468 and 574, respectively.

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

The Company's crypto assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition. The Company performs monthly analysis to identify possible impairment. If the carrying value of the crypto asset exceeds the fair value based on the quoted price in the active exchange market, the Company will recognize an impairment loss equal to the difference between the fair value and the book value in the consolidated statement of comprehensive income. Gains, if any, will not be recognized until realized upon sale in the consolidated statement of comprehensive income. Further details are disclosed in note 16. As of December 31, 2024 and 2023, the Company has recognized a gain of 174 and 822 as reversal of impairment, respectively.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

3.9.4 – Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss when the asset is derecognized. As of December 31, 2024 and 2023, the Company has derecognized intangible assets for an amount of 2,310 and 560, respectively.

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

As of December 31, 2024, the Company recognized an impairment loss of 1,751. As of December 31, 2023 and 2022 the Company did not recognize impairments related to intangible assets.

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
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the financial statements unless the Company has both a legally enforceable right and intention to offset. The impact of the futures and forward contracts on the Company’s financial position is disclosed in note 18 and 29. A derivative is presented as a non–current asset or a non–current liability if the remaining maturity of the instrument is more than 12 months and it is not due to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

As of December 31, 2024 the Company incurred in a collection in advance benefit that some clients offer with JP Morgan and Citibank for a total amount of 154 and 8,586, respectively. The Company considers that it has substantially transferred the risks and rewards intrinsic to these receivables to the bank and therefore they were derecognized. As of December 31, 2023, the Company has no collections in advance benefits.

3.12.8 – Convertible Notes

The Company recognizes convertible notes measured at their fair value using the market approach which consist in using price and relevant information generated by market transactions involving identical or comparable assets, liabilities or group of assets and liabilities, such as a business.

As of December 31, 2024 and 2023, the fair value of the loan agreement amounted to 2,154 and 3,359 disclosed as other financial assets current, respectively, and 8,404 and 5,751 disclosed as other financial assets non-current, respectively.

The Company maintains several note purchase agreements pursuant to which the Company provided financing facilities. Interest on the entire outstanding principal balance is computed at annual rates ranging from 2% to 12%. The Company has the right to convert all or any portion of the outstanding principal into equity interests of the startups.

During 2024, the Company recognized a loss of 1,114 related to the derecognition of matured convertibles notes.

3.12.9 – Equity Instruments

The Company recognizes equity instruments measured at their fair value using the market approach which consist in using price and relevant information generated by market transactions involving identical or comparable assets, liabilities or group of assets and liabilities, such as a business.

During 2024 the Company recognized a gain for a total amount of 418 related to the outcome stock sale of Latam shares.

As of December 31, 2024 and 2023, the fair value of equity instruments amounted to 32,955 and 28,743 disclosed as other financial assets non-current and nil and 611 disclosed as other financial assets current.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

Put option over non-controlling interest in subsidiary

On July 8, 2021 the Company entered into a Put and Call option agreement with the non-controlling shareholders over the remaining twenty percent (20%) of Walmeric Soluciones, S.L., which can be exercised by the non-controlling shareholders from March 1, 2022 till March 1, 2024.

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

On October 19, 2023, Globant España entered into a Put and Call option agreement with the non-controlling shareholders over the remaining forty per cent (40%) of GUT Agency LTD ("GUT") which can be exercised by the non-controlling shareholders from March 1, 2024 till April 15, 2027.

During 2024 the sellers of GUT exercised their put option for the 10% over the non-controlling interest for a total consideration of 25,793.

The amount that may become payable under the option on exercise is initially recognized at the present value of the redemption amount within other financial liabilities with a corresponding charge directly to equity. The charge to equity is recognized separately as written put options over non-controlling interests.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

As of December 31, 2024, the Company has recognized as current and non-current other financial liabilities the written put option for an amount 26,877 and 46,741, respectively, equal to the present value of the redemption amount. As of December 31, 2023, the Company has recognized as current and non-current other financial liabilities the written put option for an amount 13,006 and 62,807, respectively, equal to the present value of the redemption amount. Changes in the measurement of the gross obligation will be recognized in the statements of changes in equity.

3.13.4 – Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.14 – Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments (original maturity of less than 90 days). In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

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

3.18 – Gain on transactions with bonds

During the year ended December 31, 2024, 2023 and 2022, the Company's Argentine subsidiaries, through cash received from intercompany loans and repayments of intercompany loans, acquired Argentine sovereign bonds in the U.S. market denominated in U.S. dollars.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

After acquiring these bonds, the Company's Argentine subsidiaries sold those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the year ended December 31, 2024 and 2023 was higher than its quoted price in the U.S. market (in U.S dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into the Company's Argentine subsidiaries' functional currency, thus, as a result, the Company recognized a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

During the year ended December 31, 2024, 2023 and 2022, the Company recorded a gain amounting to 4,958, 9,157 and 13,883, respectively, due to the above mentioned transactions that were disclosed under the caption "Other financial results, net" in the consolidated statement of comprehensive income.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

As of December 31, 2024 and 2023 and 2022, the Company recorded an impairment for an amount of 6,970, 18,808 and 6,364, respectively, using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

	For the year ended December 31,
By Industry vertical	2024	2023	2022
Media and Entertainment	526,585	454,380	376,134
Consumer, Retail & Manufacturing	447,592	351,880	254,500
Banks, Financial Services and Insurance	443,972	385,207	359,940
Travel & Hospitality	281,178	187,346	139,170
Technology & Telecommunications	256,854	255,238	250,299
Professional Services	252,580	261,233	235,553
Health Care	173,905	167,705	128,669
Other Verticals	33,023	32,950	35,978
TOTAL	2,415,689	2,095,939	1,780,243

	For the year ended December 31,
By Currency(*)	2024	2023	2022
United States dollar (USD)	1,610,539	1,514,822	1,415,226
European euro (EUR)	305,061	251,865	116,469
Brazilian real (BRL)	115,212	58,822	30,886
Argentine peso (ARS)	83,609	74,311	57,329
Mexican peso (MXN)	79,099	73,749	57,526
Pound sterling (GBP)	71,672	35,094	31,445
Saudi riyal (SAR)	43,250	6,345	—
Chilean peso (CLP)	29,072	33,034	42,568
Peruvian sol (PEN)	15,771	13,380	13,435
Canadian dollar (CAD)	15,230	3,743	13
Colombian peso (COP)	14,874	17,392	12,971
Indian rupee (INR)	8,910	3,596	634
United Arab Emirates dirham (AED)	7,056	—	—
Australian dollar (AUD)	6,223	8,873	1,593
South African rand (ZAR)	3,912	—	—
Uruguayan peso (UYU)	2,984	—	—
Swiss franc (CHF)	2,344	551	148
Others	871	362	—
TOTAL	2,415,689	2,095,939	1,780,243

(*) Billing currency.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	For the year ended December 31,
By Contract Type	2024	2023	2022
Time and material contracts	1,714,120	1,654,280	1,475,848
Fixed-price contracts	606,860	383,867	273,344
Licenses, resales and others	94,709	57,792	31,051
TOTAL	2,415,689	2,095,939	1,780,243

NOTE 6 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

6.1 - Cost of revenues

	For the year ended December 31,
	2024	2023	2022
Salaries, employee benefits and social security taxes	(1,329,498)	(1,158,669)	(1,014,469)
Professional services	(107,739)	(104,916)	(37,293)
Depreciation and amortization expense	(27,859)	(18,057)	(13,510)
Share-based compensation expense - Equity settled	(23,937)	(15,155)	(4,917)
Travel and housing	(17,966)	(11,669)	(11,057)
Office expenses	(16,792)	(7,348)	(8,817)
Promotional and marketing expenses(*)	(12,449)	(5,319)	(4,111)
Depreciation expense of right-of-use assets	(8,175)	(10,540)	(9,802)
Recruiting, training and other employee expenses	(7,098)	(6,818)	(3,150)
Share-based compensation expense - Cash settled	(695)	(1,687)	(3,722)
Legal claims	(114)	—	—
TOTAL	(1,552,322)	(1,340,178)	(1,110,848)
(*) Related to digital marketing services associated with the Media and Entertainment vertical (see note 5).

6.2 - Selling, general and administrative expenses

	For the year ended December 31,
	2024	2023	2022
Salaries, employee benefits and social security taxes	(262,466)	(212,381)	(173,472)
Depreciation and amortization expense	(97,035)	(81,822)	(59,179)
Share-based compensation expense - Equity settled	(58,833)	(57,297)	(52,144)
Professional services	(56,614)	(49,921)	(40,546)
Office expenses	(33,010)	(26,669)	(24,992)
Depreciation expense of right-of-use assets	(29,662)	(29,442)	(25,442)
Promotional and marketing expenses	(29,014)	(26,323)	(26,976)
Taxes	(25,899)	(20,023)	(17,609)
Travel and housing	(21,518)	(17,818)	(17,159)
Rental expenses	(12,766)	(9,149)	(7,448)
Recruiting, training and other employee expenses	(5,927)	(5,714)	(10,346)
Share-based compensation expense - Cash settled	(238)	(634)	(770)
Legal claims	(13)	118	(241)
TOTAL	(632,995)	(537,075)	(456,324)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 7 – FINANCE INCOME / EXPENSE/ OTHER FINANCIAL RESULTS

	For the year ended December 31,
Finance income	2024	2023	2022
Interest gain	5,303	4,777	2,832
TOTAL	5,303	4,777	2,832

Finance expense
Interest expense on borrowings	(12,196)	(4,106)	(2,491)
Interest on deferred consideration	(8,597)	(7,057)	(2,979)
Interest expense on lease liabilities	(6,947)	(6,319)	(6,822)
Banking expenses	(3,079)	(3,423)	(2,290)
Other interest	(918)	(2,590)	(1,743)
Other	(465)	(258)	(227)
TOTAL	(32,202)	(23,753)	(16,552)

Other financial results, net
Gain on transaction with bonds	4,958	9,157	13,883
Net gain arising from financial assets measured at fair value through OCI	462	630	500
Net gain (loss) arising from financial assets measured at fair value through PL	452	23,564	(7,537)
Foreign exchange gain (loss), net	192	(22,009)	(6,673)
TOTAL	6,064	11,342	173

NOTE 8 – OTHER INCOME AND EXPENSES, NET

	For the year ended December 31,
Other Income	2024	2023	2022
Remeasurement of contingent consideration (note 29.9.1)	5,736	4,227	967
Gain from sale of cryptocurrencies	1,146	—	—
Reversal Impairment of cryptocurrencies (note 16)	174	822	—
Insurance recovery (*)	—	2,239	—
Other Remeasurements	—	254	—
Other	2,807	1,883	1,580
Subtotal	9,863	9,425	2,547

Other Expense
Other Remeasurements	(1,711)	—	—
Write-off of convertible notes (note 3.12)	(1,114)	—	—
Fixed and intangibles assets derecognition and disposals	(971)	(1,134)	(1,632)
Impairment of cryptocurrencies	—	—	(1,017)
Other	(443)	(1,689)	(293)
Subtotal	(4,239)	(2,823)	(2,942)
TOTAL	5,624	6,602	(395)

(*) During 2023 the Company collected 2,239 from the insurance related to the Cybersecurity Event of 2022. See note 32.1.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 9 – INCOME TAXES

9.1 – INCOME TAX RECOGNIZED IN PROFIT AND LOSS

	For the year ended December 31,
	2024	2023	2022
Tax expense:
Current tax expense	(72,401)	(74,454)	(44,756)
Global Minimum Tax (note 3.7.1.4)	(6,625)	—	—
Deferred tax gain	37,600	34,943	1,351
TOTAL INCOME TAX EXPENSE	(41,426)	(39,511)	(43,405)

Most of the revenues are generated through subsidiaries located in the U.S. The Company's workforce is mainly located in Latin America and to a lesser extent in India, Europe and the U.S.

The following table provides a reconciliation of the statutory tax rate to the effective tax rate:

	For the year ended December 31,
	2024	2023	2022

Profit before income tax	210,429	198,019	192,884

Tax calculated at the tax rate in each country	(50,726)	(40,240)	(33,108)
Argentine Knowledge Economy Law (note 3.7.1.1)	3,271	2,297	1,358
Non-deductible expenses / non-taxable gains	(5,212)	(1,695)	61
Tax loss carry forward not recognized	(1,360)	(207)	(3,096)
Recognition of previously unrecognized tax losses	2,597	4,993	—
Foreign withholding tax	(11,911)	(5,107)	(2,683)
Exchange difference & Inflation Adjustment	25,484	1,130	(5,937)
Global Minimum Tax	(6,625)	—	—
Other	3,056	(682)	—
INCOME TAX EXPENSE RECOGNIZED IN PROFIT AND LOSS	(41,426)	(39,511)	(43,405)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

9.2 – DEFERRED TAX ASSETS AND LIABILITIES

	As of December 31,
	2024	2023
Provision for vacation and bonus	35,337	37,206
Loss carryforward (1)	28,599	9,933
Intercompany trade payables	15,602	15,841
Share-based compensation plan	9,239	14,827
Allowance for doubtful accounts	5,387	4,656
Non deductible interests	1,953	857
Non Deductible Financial Expenses	1,585	—
Contingencies	708	119
Billing in advanced	514	304
Other Assets	52	(191)
Inflation adjustment	44	416
Withholding dividends received	(2,659)	—
Goodwill	(9,736)	(8,894)
Property, equipment, intangibles and leases	(25,636)	(40,502)
Others	7,206	5,107
TOTAL DEFERRED TAX	68,195	39,679

(1)As of December 31, 2024 and 2023, the detail of the loss carryforward is as follows:

	2024		2023
Company	Loss carryforward	Expiration date	Loss carryforward	Expiration date
Globant S.A.	1,915	2038 - 2040	1,099	2038 - 2040
Gut Agency Mexico City S. de R.L. de C.V.	235	2034	—	2034
IAFH GLOBAL S.A.	1,741	2029	—	2029
GUT Agency SRL	—	2028	1,371	2028
BSF S.A.	—	2027	309	2027
Dynaflows S.A.	24	2027	150	2027
Sistemas Globales S.A.	4,491	2026 - 2029	114	2026 - 2029
eWave Holdings Pty Ltd	1	does not expire	—	does not expire
IBS Integ Bus Solutions	—	does not expire	1,606	does not expire
Globant Brasil Cons. Ltda	1,763	does not expire	—	does not expire
Grupo Assa Corp.	—	does not expire	41	does not expire
Augmented Coding US	—	does not expire	558	does not expire
Globant Colombia S.A.S	306	does not expire	—	does not expire
Pentalog France SAS	2,389	does not expire	—	does not expire
Globant Ireland Limited	5	does not expire	—	does not expire
Globant Portugal, Unipessoal Lda	37	does not expire	50	does not expire
Globant España S.A.	3,643	does not expire	328	does not expire
Augmented Coding Spain SA	—	does not expire	910	does not expire
Sports Reinvention Entertainment Group S.L	524	does not expire	1,890	does not expire
LaLiga Content Protection S.L.	293	does not expire	367	does not expire
Codebay Innovation S.L.	100	does not expire	—	does not expire
Common Management Solutions, S.L.	518	does not expire	—	does not expire
Omnia FZ LLC	107	does not expire	—	does not expire
Blankfactor LLC	8,936	does not expire	—	does not expire
Blankfactor Holdings UK Ltd	10	does not expire	—	does not expire
GUT Agency LLC	1,561	does not expire	1,140	does not expire
	28,599		9,933

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company has an amount of tax losses carried forward of 9,328 and 2,320 which has not been recognized as a Deferred Tax Asset because the relevant recognition criteria has not been met as of December 31, 2024 and 2023.

As of December 31, 2024 and 2023, no deferred tax liability has been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and it is probable that will be no reversal in the foreseeable future in a way that would result in a charge to taxable profit.

The roll forward of the deferred tax assets/(liabilities) presented in the consolidated financial position is as follows:

2024	Opening Balance	Recognized in profit or loss (*)	Recognized directly in equity	Acquisitions/disposals	Additions from Acquisitions	Closing Balance
Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	14,827	226	(5,814)	—	—	9,239
Provision for vacation and bonus	37,206	(1,706)	(163)	—	—	35,337
Intercompany trade payables	15,841	(239)	—	—	—	15,602
Property, equipment, intangibles and leases	(40,502)	17,396	—	—	(2,530)	(25,636)
Goodwill	(8,894)	(842)	—	—	—	(9,736)
Allowance for doubtful accounts	4,656	731	—	—	—	5,387
Contingencies	119	589	—	—	—	708
Inflation adjustments	416	(372)	—	—	—	44
Other assets	(191)	243	—	—	—	52
Non Deductible Financial Expenses	—	1,585	—	—	—	1,585
Billing in advanced	304	210	—	—	—	514
Non deductible interests	857	1,096	—	—	—	1,953
Withholding dividends received	—	(2,659)	—	—	—	(2,659)
Others	5,107	796	—	—	1,303	7,206
Subtotal	29,746	17,054	(5,977)	—	(1,227)	39,596
Loss carryforward	9,933	12,667	—	(3,556)	9,555	28,599
TOTAL	39,679	29,721	(5,977)	(3,556)	8,328	68,195

(*) Includes foreign exchange loss of 7,879.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

2023	Opening Balance	Recognized in profit or loss (*)	Recognized directly in equity	Acquisitions/disposals	Additions from Acquisitions	Closing Balance
Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	13,047	9	1,771	—	—	14,827
Provision for vacation and bonus	27,747	8,177	1,144	—	138	37,206
Intercompany trade payables	17,323	(1,482)	—	—	—	15,841
Property, equipment, intangibles and leases	(32,693)	8,957	—	—	(16,766)	(40,502)
Goodwill	(6,100)	(2,794)	—	—	—	(8,894)
Allowance for doubtful accounts	1,937	2,719	—	—	—	4,656
Contingencies	242	(123)	—	—	—	119
Inflation adjustments	722	(306)	—	—	—	416
Other assets	(2,989)	2,798	—	—	—	(191)
Billing in advanced	—	304	—	—	—	304
Non deductible interests	—	857	—	—	—	857
Others	2,148	3,155	—	—	(196)	5,107
Subtotal	21,384	22,271	2,915	—	(16,824)	29,746
Loss carryforward	9,304	330	946	(3,142)	2,495	9,933
TOTAL	30,688	22,601	3,861	(3,142)	(14,329)	39,679

(*) Includes foreign exchange loss of 2,983.

NOTE 10 – EARNINGS PER SHARE

The earnings and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows:

	For the year ended December 31,
	2024	2023	2022
Net income for the year attributable to owners of the Company	165,732	158,538	148,891
Weighted average number of shares (in thousands) for the purpose of basic earnings per share	43,402	42,601	41,929
Weighted average number of shares (in thousands) for the purpose of diluted earnings per share	44,589	43,594	42,855
BASIC EARNINGS PER SHARE	$3.82	$3.72	$3.55
DILUTED EARNINGS PER SHARE	$3.72	$3.64	$3.47

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weight average number of ordinary shares for the purpose of diluted earnings per share:

	For the year ended December 31,
	2024	2023	2022
Shares not-deemed to be issued in respect of employee options	43	67	25

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 11 – CASH AND CASH EQUIVALENTS

	As of December 31,
	2024	2023
Cash and bank balances	137,043	298,583
Time deposits	5,050	8,640
TOTAL	142,093	307,223

NOTE 12 – INVESTMENTS

12.1 – Investments

	As of December 31,
	2024	2023
Current
Mutual funds (1)	13,992	13,570
Commercial Papers (2)	—	2,500
TOTAL	13,992	16,070

(1)Measured at fair value through profit or loss.
(2)Measured at fair value through other comprehensive income.

	As of December 31,
	2024	2023
Non current
Contribution to funds (3)	2,212	1,833
TOTAL	2,212	1,833

(3)On November 30, 2020, the Company signed a contribution agreement with Vistra ITCL and Pentathlon Ventures LLP, through which the Company committed to invest an aggregate amount approximately 2,000. On December 29, 2023, the Company signed a new contribution agreement with Pentathlon Ventures LLP, through which the Company committed to invest an aggregate amount approximately 1,950. As of December 31, 2024 and 2023, the Company has invested 2,212 and 1,833, respectively.

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

As of December 31, 2024, the Company has a 20% of interest in Because Energy Corp.

As of December 31, 2024 and 2023 the amount recognized was 612 and 560, respectively.

For the years ended December 31, 2024 and 2023, the Company share on the profit or loss for the investment in Because Energy Corp. was a gain of 52 and 55, respectively.

Genexus Japan investment

Through the acquisition of Genexus on April 20, 2022, the Company acquired a 28% interest in Genexus Japan.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As of December 31, 2024, the Company had a 28% of interest in Genexus Japan and accounted for this investment using the equity method considering that the Company has significant influence over the operating and governance decisions of Genexus Japan, as the participation in the board of director, the approval of budget and business plan, among other decisions.

As of December 31, 2024 and 2023 the amount recognized was 1,036 and 866, respectively.

For the years ended December 31, 2024 and 2023, the Company share on the profit or loss for the investment in Genexus Japan was a gain of 170 and 34, respectively.

NOTE 13 – TRADE RECEIVABLES

	As of December 31,
	2024	2023
Current
Accounts receivable (1)	488,233	408,166
Unbilled revenue	143,042	111,785
Subtotal	631,275	519,951
Less: Allowance for expected credit losses	(26,273)	(20,668)
TOTAL	605,002	499,283

(1)As of December 31, 2023, the Company has 266 as outstanding balances with related parties (see note 24.1).

Allowance for expected credit losses

The following tables detail the risk profile of trade receivables based on the Company's provision matrix as of December 31, 2024 and 2023.

December 31, 2024	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	121-180	181 - 365	> 365	Risk clients	Total
Expected credit loss rate	0.99%	2.41%	5.22%	7.74%	15.08%	44.96%	100.00%	100.00%
Estimated total gross carrying amount at default	72,828	26,266	10,479	7,377	5,292	9,070	11,766	7,159	150,237
Lifetime ECL	721	633	547	571	798	4,078	11,766	7,159	26,273

December 31, 2023	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	121-180	181 - 365	> 365	Risk clients	Total
Expected credit loss rate	0.82%	2.08%	4.81%	9.02%	26.60%	84.13%	100.00%	100.00%
Estimated total gross carrying amount at default	104,024	21,442	7,775	4,856	5,090	5,083	8,283	4,644	161,197
Lifetime ECL	853	446	374	438	1,354	4,276	8,283	4,644	20,668

The movements in the allowance are calculated based on lifetime expected credit loss model for 2024 and 2023.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table shows the movement in ECL that has been recognized for trade receivables in accordance with the simplified approach:

	As of December 31,
	2024	2023	2022
Balance at beginning of year	(20,668)	(7,214)	(6,177)
Additions (note 4.2)	(6,970)	(18,808)	(6,364)
Write-off of receivables	1,365	5,354	5,327
Balance at end of year	(26,273)	(20,668)	(7,214)

The average credit period on sales for 2024 and 2023 is 82 days and 80 days, respectively. No interest is charged on trade receivables, except for certain customers to which financing facilities have been given with the corresponding financing charge. The Company always measures the loss allowance for trade receivables at an amount equal to lifetime ECL. The expected credit losses on trade receivables are estimated using the provision matrix by reference to past default experience of the debtor and an analysis of the debtor's current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

NOTE 14 – OTHER RECEIVABLES

	As of December 31,
	2024	2023
Current
Tax credit - VAT	4,139	2,124
Income tax credits	9,216	6,956
Tax credit - Knowledge Law (note 3.7.1.1)	1,746	7,354
Other tax credits	2,549	1,815
Advances to suppliers	2,791	2,094
Prepaid expenses	24,992	26,934
Other	8,506	7,509
TOTAL	53,939	54,786

Non-current
Income tax credits	30,320	13,210
Guarantee deposits	7,417	7,558
Prepaid expenses	1,760	1,982
Tax credit - VAT	—	1,013
Other tax credits	347	306
Other	940	2,406
TOTAL	40,784	26,475

NOTE 15 – PROPERTY AND EQUIPMENT

The Company reviews the estimated useful lives of property and equipment at the end of each reporting period. The Company determined that the useful lives of the assets included as property and equipment are in accordance with their expected lives.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Property and equipment as of December 31, 2024 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3 - 5	5	50	—	—
Cost
Values at beginning of year	103,491	18,483	105,105	429	74,460	2,354	7,539	311,861
Additions related to business combinations (note 26.2)	1,738	552	125	—	—	—	—	2,415
Additions	13,752	1,727	579	—	—	—	11,371	27,429
Derecognition	(3,076)	(258)	(4,167)	(45)	(375)	—	—	(7,921)
Transfers	—	312	7,970	—	490	—	(8,772)	—
Translation	(1,536)	(116)	(1,043)	(44)	36	—	(91)	(2,794)
Values at end of year	114,369	20,700	108,569	340	74,611	2,354	10,047	330,990

Depreciation
Accumulated at beginning of year	71,075	13,384	61,764	91	2,811	—	—	149,125
Additions	18,199	2,357	14,038	35	1,566	—	—	36,195
Derecognition	(2,896)	(245)	(4,009)	(28)	(275)	—	—	(7,453)
Translation	(1,114)	(101)	(428)	(41)	52	—	—	(1,632)
Accumulated at end of year	85,264	15,395	71,365	57	4,154	—	—	176,235
Carrying amount	29,105	5,305	37,204	283	70,457	2,354	10,047	154,755

Property and equipment as of December 31, 2023 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3 - 5	5	50	—	—
Cost
Values at beginning of year	92,837	16,479	78,210	276	31,505	2,354	59,174	280,835
Additions related to business combinations (note 26.2)	2,213	287	83	350	280	—	169	3,382
Additions	11,415	1,142	582	33	—	—	17,454	30,626
Disposals	(3,083)	(104)	(63)	(238)	—	—	—	(3,488)
Transfers	26	610	25,975	—	42,649	—	(69,260)	—
Translation	83	69	318	8	26	—	2	506
Values at end of year	103,491	18,483	105,105	429	74,460	2,354	7,539	311,861

Depreciation
Accumulated at beginning of year	55,361	10,983	50,816	113	1,829	—	—	119,102
Additions	18,372	2,419	10,857	148	964	—	—	32,760
Disposals	(2,619)	(56)	(63)	(176)	—	—	—	(2,914)
Translation	(39)	38	154	6	18	—	—	177
Accumulated at end of year	71,075	13,384	61,764	91	2,811	—	—	149,125
Carrying amount	32,416	5,099	43,341	338	71,649	2,354	7,539	162,736

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

If any impairment indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount is the higher of fair value less costs of disposal and value in use. The discount rate used is the appropriate weighted average cost of capital.

During the year, the Company considered the recoverability of its internally generated intangible asset which are included in the consolidated financial statements as of December 31, 2024 and 2023 with a carrying amount of 99,030 and 74,653, respectively.

As of December 31, 2024, the Company recognized an impairment for a total amount of 1,751. In 2023 and 2022 no impairment was recognized.

Intangible assets as of December 31, 2024 included the following:

	Licenses and internal developments	Customer relationships and contracts	Platforms	Non-compete agreements	Trademarks	Cryptocurrencies	Total
Useful life (years)	3 - 5	1 -9	4 - 8	3	1 - 9	—
Cost
Values at beginning of year	222,289	210,080	33,097	3,801	6,481	1,908	477,656
Additions related to business combinations (note 26.2)	1,885	11,289	—	254	—	—	13,428
Additions from separate acquisitions	19,288	—	—	—	—	—	19,288
Additions from internal development	72,355	—	—	—	—	—	72,355
Derecognition	(11,454)	—	—	—	—	(1,807)	(13,261)
Translation	(2,694)	(9,239)	(1,273)	(58)	—	—	(13,264)
Values at end of year	301,669	212,130	31,824	3,997	6,481	101	556,202

Amortization and impairment
Accumulated at beginning of year	123,573	58,972	7,332	1,843	—	275	191,995
Additions	54,199	26,999	6,360	530	611	—	88,699
Impairment (Reversal) loss recognized in profit or loss	1,751	—	—	—	—	(174)	1,577
Derecognition	(10,951)	—	—	—	—	—	(10,951)
Translation	(708)	(2,709)	(359)	(56)	—	—	(3,832)
Accumulated at end of year	167,864	83,262	13,333	2,317	611	101	267,488
Carrying amount	133,805	128,868	18,491	1,680	5,870	—	288,714

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Intangible assets as of December 31, 2023 included the following:

	Licenses and internal developments	Customer relationships and contracts	Platforms	Non-compete agreements	Trademarks	Cryptocurrencies (*)	Total
Useful life (years)	3 - 5	1 - 9	4 - 8	3	1 - 9	—
Cost
Values at beginning of year	145,301	127,583	33,370	2,414	—	2,047	310,715
Additions related to business combinations (note 26.2)	38	79,051	—	1,351	6,481	—	86,921
Additions from separate acquisitions	14,639	—	—	—	—	149	14,788
Additions from internal development	65,050	—	—	—	—	—	65,050
Derecognition	(3,255)	—	—	—	—	(288)	(3,543)
Translation	516	3,446	(273)	36	—	—	3,725
Values at end of year	222,289	210,080	33,097	3,801	6,481	1,908	477,656

Amortization and impairment
Accumulated at beginning of year	85,278	39,992	419	1,357	—	1,097	128,143
Additions	41,218	18,360	7,044	497	—	—	67,119
(Reversal) Impairment loss recognized in profit or loss	—	—	—	—	—	(822)	(822)
Disposals	(2,983)	—	—	—	—	—	(2,983)
Translation	60	620	(131)	(11)	—	—	538
Accumulated at end of year	123,573	58,972	7,332	1,843	—	275	191,995
Carrying amount	98,716	151,108	25,765	1,958	6,481	1,633	285,661
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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The outstanding balance of other assets as of December 31, 2024 and 2023 is as follows:

	As of December 31,
	2024	2023
Current
Unbilled Subscriptions	11,431	22,685
Other resales contracts	8,989	9,068
TOTAL	20,420	31,753

Non-current
Unbilled Subscriptions	4,750	4,088
TOTAL	4,750	4,088

NOTE 18 – OTHER FINANCIAL ASSETS AND LIABILITIES

	As of December 31,
	2024	2023
Other financial assets
Current
Convertible notes	2,154	3,359
Foreign exchange forward contracts	901	10,408
Equity forward contract	45	188
Interest rate SWAP	—	852
Equity instruments	—	611
TOTAL	3,100	15,418

Non-current
Equity instruments	32,955	28,743
Convertible notes	8,404	5,751
Equity forward contract	44	370
TOTAL	41,403	34,864

Other financial liabilities
Current
Other financial liabilities related to business combinations (note 26) (1)	77,847	55,012
Put option on minority interest of GUT	26,877	13,006
Foreign exchange forward contracts	7,348	311
Equity forward contract	710	393
Others	925	28
TOTAL	113,707	68,750

Non-current
Other financial liabilities related to business combinations (note 26)	119,738	71,657
Put option on minority interest of GUT	46,741	62,807
Equity forward contract	698	774
TOTAL	167,177	135,238

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(1) As part of the acquisition of Grupo ASSA, Pentalog, GUT, Iteris, Codebay and Common, the sellers agreed to indemnify the Company for the outcome of certain contingencies. As a result, the Company has recognized an indemnification asset for a total amount of 18,032 and 10,067, as of December 31, 2024 and 2023, respectively. The consideration for these acquisitions includes 112,597 and 19,664 as of December 31, 2024 and 2023, respectively which is subject to adjustments, deductions and withholdings related to the indemnified contingencies. Consequently, the Company has off-set the indemnification asset against the amount payable to the sellers.

18.1 Equity Instruments

The following table shows the outstanding balance of equity instruments acquired by Globant España S.A. for the years ended at December 31, 2024 and 2023:

			Fair value as of
Equity instrument	Acquisition date	% Equity interest acquired	2024	2023
Singularity	July 8, 2019	2.86%	2,338	794
Digital House	December 31, 2020	17.20%	22,761	20,502
Elsa	January 15, 2021	4.32%	4,016	4,425
V.U.	April 23, 2021	3.14%	2,598	2,598
Queiban	September 12, 2022	3.77%	424	424
Latam Airlines	December 23, 2022		—	611
9Z (1)	May 3, 2024	20.00%	318	—
Connectly Inc.	October 18, 2024	0.56%	500	—
TOTAL (2)			32,955	29,354

(1) The Company has no significant influence in the governance 9Z.
(2) As of December 31, 2024, and 2023 the Company recognized a gain of 2,369 and 90, respectively included in the line item "Net change in fair value on financial assets measured at FVOCI".

NOTE 19 – TRADE PAYABLES

	As of December 31,
	2024	2023
Current
Expenses accrual	53,097	68,015
Suppliers (1)	55,735	48,481
Advanced payments from customers	5,911	8,049
TOTAL	114,743	124,545

(1)As of December 31, 2024 and 2023, the Company has 169 and 177 as outstanding balances with related parties (see note 24.1).

	As of December 31,
	2024	2023
Non current
Expenses accrual	2,006	2,981
TOTAL	2,006	2,981

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 20 – PAYROLL AND SOCIAL SECURITY TAXES PAYABLE

	As of December 31,
	2024	2023
Current
Provision for vacation, bonus and others	177,631	170,010
Social security tax	43,199	41,763
Salaries	16,849	7,774
Cash-settled scheme	1,157	1,709
Directors fees	180	120
Other	424	467
TOTAL	239,440	221,843

Non current
Provision for vacation, bonus and others	4,363	3,193
Cash-settled scheme	824	1,946
TOTAL	5,187	5,139

NOTE 21 – BORROWINGS

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows:

	As of December 31,
	2024	2023
HSBC Bank - Syndicated loan (United States)	290,679	155,980
BPIfrance Financement (France)	1,854	3,079
Others	3	48
TOTAL	292,536	159,107

Such balances were included as current and non-current borrowings in the consolidated statement of financial position as follows:

	As of December 31,
	2024	2023
Current
Bank loans	1,601	156,914
Other loans	—	2
Sub-Total	1,601	156,916
Non-current
Bank loans	290,935	2,191
Sub-Total	290,935	2,191
TOTAL	292,536	159,107

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

Movements in borrowings are analyzed as follows:

	As of December 31,
	2024	2023	2022
Balance at the beginning of year	159,107	3,699	12,240
Borrowings related to business combination (note 26.2)	40,147	30,695	3,010
Proceeds from new borrowings (1) (4)	440,662	395,621	—
Payment of borrowings (2) (4)	(359,544)	(275,889)	(10,760)
Accrued interest (3)	12,196	4,106	2,491
Foreign exchange (3)	—	—	(3,127)
Translation (3)	(32)	875	(155)
TOTAL	292,536	159,107	3,699

(1)    During the year ended December 31, 2024, Globant LLC borrowed, 440,000 under the Amended and Restated Credit Agreement with HSBC Bank USA, this loan will mature on May 30, 2028; according to the conditions agreed in the Fourth Amended and Restated Credit Credit Agreement on May 31, 2023.
(2) During the year ended December 31, 2024,the main payments were 305,000 by Globant LLC related to the principal amount and of the Amended and Restated Credit Agreement with HSBC Bank USA, and 40,147 related to Blankfactor´s loans. During the year ended December 31, 2023, the main payments were 243,344 by Globant LLC related to the principal amount and interests of the Amended and Restated Credit Agreement with HSBC Bank USA, 18,359 by Globant España related to the principal and interests of the loan owed by Python Bidco to Python Midco S.a.r.l, 6,225 by Pentalog related to the remaining principal amount and interest of BNP Paribas, 2,588 by Experience IT related to the remaining principal amount and interest of J.P.Morgan Chase & Co and 1,969 by Sports Reinvention Entertainment Group S.L to Liga Nacional de Fútbol Profesional related to the principal amount and interests.
(3) Non-cash transactions.
(4) Cash transactions.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 22 – TAX LIABILITIES

	As of December 31,
	2024	2023
Current
VAT payable	20,870	22,262
Supplier withholding income taxes	7,022	5,461
Wage withholding taxes	3,044	213
Personal properties tax accrual	1,736	1,308
Sales taxes payable	1,648	1,645
Taxes payable related to Argentine Knowledge Economic Law	465	163
Other	2,131	2,177
TOTAL	36,916	33,229

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

Breakdown of reserves for lawsuits claims and other disputed matters include the following:

	As of December 31,
	2024	2023
Reserve for labor claims	190	114
Reserve for commercial claims	2,182	—
Reserve for regulatory claims	15,797	28,222
TOTAL	18,169	28,336

Roll forward is as follows:

	As of December 31,
Reserve for labor claims	2024	2023	2022
Balance at beginning of year	114	185	5
Additions	96	293	370
Additions related to business combinations (note 26)	8	—	—
Recovery	(4)	(94)	(1)
Utilization of provision for contingencies	(4)	(216)	(89)
Foreign exchange difference	(20)	(54)	(100)
Balance at end of year	190	114	185

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
Reserve for regulatory claims	2024	2023	2022
Balance at beginning of year	28,222	13,430	9,632
Additions	434	923	4,260
Additions related to business combinations (note 26)	2,190	16,047	569
Recovery (1)	(6,863)	(1,987)	(270)
Utilization of provision for contingencies (1) (2)	(4,065)	(1,028)	(961)
Foreign exchange difference	(148)	837	200
Foreign currency translation	(3,973)	—	—
Balance at end of year	15,797	28,222	13,430

	As of December 31,
Reserve for commercial claims	2024	2023	2022
Balance at beginning of year	—	—	—
Additions	—	—	700
Additions related to business combinations (note 26) (3)	2,248	—	—
Utilization of provision for contingencies	—	—	(700)
Foreign currency translation	(66)	—	—
Balance at end of year	2,182	—	—

(1) Between 2010 and 2014, certain of Grupo Assa’s Brazilian subsidiaries were subject to two examinations by the Ministry of Labor (“MTE”) and the Brazilian Internal Revenue Service (“RFB”) in relation to the potential hiring of employees as independent contractors. As a result of such examinations, Grupo Assa’s Brazilian subsidiaries are subject to different administrative and judicial proceedings (the “PJs Proceedings”), seeking to collect payment of taxes and social security contributions allegedly owed by the companies, and impose certain associated fines.
In a "Transação Tributária" request, on June 24, 2024, Grupo Assa’s Brazilian subsidiaries reached a settlement in connection with certain of the PJs Proceedings for an original claimed amount of 10,193. In full final and definitive settlement of such claims, Grupo Assa’s Brazilian subsidiaries paid an updated amount of 4,001. As a consequence of the foregoing, as of December 31, 2024, the total recognized liability on all remaining Grupo Assa’s Brazilian subsidiaries’ administrative and judicial claims, was reduced from 11,477 to 1,002.
Further, under a certain additional settlement agreement entered into by and between Globant España S.A.U. and Software Product Creation S.L. as purchasers, and the sellers of Grupo Assa on April 30, 2024, the sellers were released from their indemnification obligations under certain PJs Proceedings for a total amount of 1,092, by offsetting such amount with certain payments owed under the Equity Purchase Agreement, disclosed in 'other financial liabilities related to business combinations' in note 26 to these consolidated financial statements for the year ended December 31, 2024. Therefore, as of December 31, 2024, there is no remaining amount under the indemnification in the Equity Purchase Agreement.

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

(3) On July 22, 2024, the Company acquired Common Management Solutions, S.L. (“Common”), a Spanish corporation. In 2019, Common, Telekom Slovenije and Itelis (the “Consortium”), entered into a project for the rendering of services with Splosna Bolnisnica Izola (the “Client”). For reasons not attributable to the Consortium, the project was stopped soon after it commenced in December 2023. On October 11, 2024 the Client filed a complaint in Slovenia against Telekom and the other members of the Consortium. An attempt of the Client to serve notice of the claim against Common was rejected and the Client has not yet served notice of the claim to Common. Under the Consortium agreement, Common’s liability is limited to 60% of any amount claimed and any liability of Common for damages is subject to insurance coverage. In addition, any claims against Common in connection with the Client’s claim is subject to indemnification under the Equity Purchase Agreement.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 24 – RELATED PARTIES BALANCES AND TRANSACTIONS

24.1 – Related parties

The Company provides software and consultancy services to certain related parties. Outstanding receivable balances as of December 31, 2024 and 2023 are as follows:

	As of December 31,
Trade receivables	2024	2023
Enigma.art LLC	—	266
TOTAL	—	266

	As of December 31,
Trade payables	2024	2023
Falcon Uru LLC	(169)	(177)
TOTAL	(169)	(177)

During the year ended December 31, 2024, 2023 and 2022, the Company recognized the following transactions:

	For the year ended December 31,
	2024	2023	2022
Revenue
Enigma.art LLC	16	429	915
Studio Eter LLC	—	—	190
TOTAL	16	429	1,105

	For the year ended December 31,
	2024	2023		2022
Costs of revenues and Selling, general and administrative expenses
Falcon Uru LLC	(783)	(994)		(780)
Enigma.art LLC	—	—		(75)
TOTAL	(783)	(994)	—	(855)

24.2 – Compensation of key management personnel

The remuneration of members of key management personnel during each of the three years are as follows:

	For the year ended December 31,
	2024	2023	2022
Salaries and bonuses	7,801	6,972	6,768
TOTAL	7,801	6,972	6,768

The remuneration of directors and key executives is determined by the Board of Directors based on the performance of individuals and market trends.

During 2022, the Company granted 405,509 restricted stock units at a grant price range from $138 to $226.

During 2023, the Company granted 114,114 restricted stock units at a grant price range from $148.96 to $194.54.

During 2024, the Company granted 96,447 restricted stock units at a grant price range from $170.60 to $199.01.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 25 – EMPLOYEE BENEFITS

25.1 – Share-based compensation plan

In July 2014, the Company adopted an Equity Incentive Plan, the 2014 Plan, which was amended on May 9, 2016, February 13, 2019, May 18, 2021 and June 8, 2022.

In July 2024, the Company adopted a new Equity Incentive Plan, the 2024 Plan. The Plan permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards, restricted or unrestricted stock units, performance awards, other stock-based awards, or any combination of the foregoing.

In 2019 the Company granted the last share options under the 2014 Plan to certain executive officers and other employees, all options are fully vested. The conditions of such grants included a vesting period of 4 years, exercisable 25% of the options on each anniversary of the grant date through the fourth anniversary of the grant. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date. Upon exercise, each share option is converted into one ordinary share of the Company. No amounts are paid or payable by the recipient upon granting of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry (ten years after the grant date).

Share-based compensation expense for awards of equity instruments to employees and non-employee directors is determined based on the grant-date fair value of the awards, which is calculated using the Black & Scholes model.

Since 2017 the Company granted awards to certain employees and non-employee directors in the form of Restricted Stock Units (RSUs) under the 2014 Plan, having a par value of $1.20 each, with a specific period of vesting.

On September 27, 2021 the Compensation Committee approved the granting of performance-based restricted stock units (PRSUs) under the 2014 Plan. Since such date, between 40% and 50% of the restricted stock units have been granted in the form of PRSUs and between 50% and 60% in the form of RSUs, and from 2022 all PRSUs and RSUs were granted on a 50% basis each.

Each RSU and PRSU is equivalent in value to one share of the Company common stock and represents the Company commitment to issue one share of the Company common stock at a future date, subject to the term of the RSU and PRSU agreement.

Until the RSUs and PRSUs vest, they are an unfunded promise to issue shares of stock to the beneficiary. The RSUs and PRSUs carry neither rights to dividends nor voting rights. RSU vesting is subject to the condition that the beneficiary remains as an employee on the vesting date; and PRSUs vesting is subject to both the condition that the beneficiary remains as an employee on the vesting date and performance.

The Company may determine a percentage of RSU, as part of the full year compensation package payment.

The RSUs and PRSUs grants have been recorded as Equity Settled transactions in accordance to IFRS 2, and they have been measured at the fair market value of the shares at the grant date.

On December 1, 2021, the Compensation Committee approved the granting of awards in the form of Stock-Equivalent Units (SEUs) under the 2014 Plan settled in cash at the common shares market value, in common shares, or in a combination thereof, at the option of the beneficiary. The SEUs vest in four equal annual installments of 25% each, commencing on the first anniversary of the grant date, provided that between 60% and 50% of the SEUs are tied to retention and between 40% and 50% are tied to performance (PSEUs). As of December 31, 2024, the Company granted 61,072 SEUs and PSEUs, 16,586 and 28,059 were outstanding as of December 31, 2024 and 2023, respectively, net of any cancelled and/or forfeited awards. Of the stock-equivalent units granted, 50% were in the form of PSEUs and 50% were in the form of SEUs.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following shows the evolution of the share options for the years ended at December 31, 2024 and 2023:

	As of December 31, 2024		As of December 31, 2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at the beginning of year	400,697	31.36	546,827	30.91
Forfeited during the year	—	—	(500)	32.36
Exercised during the year	(146,966)	30.19	(145,630)	28.18
Balance at end of year	253,731	33.89	400,697	31.36

The following shows the evolution of the RSUs for the years ended at December 31, 2024 and 2023:

	As of December 31, 2024		As of December 31, 2023
	Number of RSU	Weighted average grant price	Number of RSU	Weighted average grant price
Balance at the beginning of year	1,165,036	165.42	1,089,727	166.04
RSU granted during the year	348,967	190.60	378,323	169.61
Forfeited during the year	(82,207)	182.86	(45,935)	201.71
Issued during the year	(248,729)	205.95	(257,079)	167.22
Balance at end of year	1,183,067	166.30	1,165,036	165.42

The following shows the evolution of the SEUs for the years ended at December 31, 2024 and 2023:

	As of December 31, 2024		As of December 31, 2023
	Number of SEU	Weighted Average Fair Value	Number of SEU	Weighted Average Fair Value
Balance at the beginning of year	28,059	237.98	57,779	168.16
Forfeited during the year	(2,841)	199.82	(19,796)	190.43
Issued during the period	(8,632)	157.35	(9,924)	190.43
Balance at end of year	16,586	161.12	28,059	237.98

The following tables summarizes the RSU at the end of the year:

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Grant date	Grant price ($)	Number of Restricted Stock Units	Fair value at grant date ($)	Expense as of December 31, 2024 ($) (*)
2020	from 130.99 to 189.53	7,500	1,129	1,305

2021	from 232.11 to 298.47	38,792	11,177	4,877

2022	from 138.00 to 265.96	659,962	97,077	17,429

2023	from 137.78 to 233.10	189,672	31,552	14,805

2024	from 152.98 to 223.17	277,480	53,487	12,974

Subtotal		1,173,406	194,422	51,390

Non employees RSU

2020	from 130.99 to 189.53	—	—	48

2021	from 232.11 to 267.19	750	174	46

2022	from 138.00 to 226.30	1,900	407	(78)

2023	from 146.28 to 235.62	1,702	346	581

2024	from 179.46 to 244.61	5,309	1,122	538

Subtotal		9,661	2,049	1,135
TOTAL		1,183,067	196,471	52,525

The following tables summarizes the share options at the end of the year:

Grant date	Exercise price ($)	Number of stock options	Number of stock options vested as of December 31, 2024	Fair value at grant date ($)	Fair value vested ($)	Expense as of December 31, 2024 ($) (*)
2015	from 28.31 to 34.20	59,208	59,208	413	413	420

2016	from 29.01 to 32.36	155,523	155,323	1,185	1,185	1,101

2018	from 46.00 to 50.92	39,000	39,000	792	792	276

TOTAL		253,731	253,531	2,390	2,390	1,797

(*) Includes social security taxes.

Deferred income tax asset arising from the recognition of the share-based compensation plan amounted to 9,239 and 14,827 for the years ended December 31, 2024 and 2023, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the SEU at the end of the year:

Grant date	Grant price ($)	Number of Restricted Phantom Stock Units	Fair value at grant date ($)	Expense as of December 31, 2024 ($) (*)
2022	268.05	9,539	2,564	497

2022	210.07	798	169	40

2022	181.2	5,465	988	394

2022	169.78	784	133	2

TOTAL		16,586	3,854	933

(*) Includes social security taxes.

25.2 - Share options exercised, RSU and SEU vested during the year:

	As of December 31, 2024		As of December 31, 2023
	Number of options exercised	Exercise price	Number of options exercised	Exercise price
Granted in 2014	43,921	10.00	23,317	10.00
Granted in 2015	18,445	from 28.31 to 29.34	48,969	from 28.31 to 29.34
Granted in 2016	46,100	32.36	46,344	from 29.01 to 32.36
Granted in 2017	—	—	7,500	36.30
Granted in 2018	38,500	46.00	17,500	from 44.97 to 55.07
Granted in 2019	—	—	2,000	52.10
Balance at end of the year	146,966		145,630

The average market price of the share amounted to 202.86 and 179.89 for years 2024 and 2023, respectively.

The following tables summarizes the RSU vested during the years 2024 and 2023:

	As of December 31, 2024		As of December 31, 2023
	Number of RSUs vested	Grant price	Number of RSUs vested	Grant price

Granted in 2019	1,750	87.44	59,099	from 52.10 to 103.75
Granted in 2020	46,315	from 130.99 to 189.53	64,232	from 130.99 to 189.53
Granted in 2021	31,652	from 232.11 to 298.47	37,455	from 200.61 to 298.47
Granted in 2022	38,543	from 167.46 to 265.96	47,029	from 167.46 to 265.96
Granted in 2023	66,926	from 137.78 to 235.62	49,264	from 137.78 to 173.26
Granted in 2024	63,543	from 160.00 to 244.61	—	—
Balance at end of the year	248,729		257,079

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the SEU vested during the years 2024 and 2023:

	As of December 31, 2024		As of December 31, 2023
	Number of SEU's vested	Exercise price	Number of SEU's vested	Exercise price

Granted in 2022	8,632	from 154.06 to 225.93	9,924	from 186.75 to 226.50
Balance at end of the year	8,632		9,924

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

There were no granted stock options as of December 31, 2024 and 2023.

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

25.4 - Equity-settled share-based payments under 2014 Equity Incentive Plan and 2021 Employee Share Purchase Plan

During the year ended December 31, 2022, the Company granted a total of 199,825 awards under the Company's 2014 Equity Incentive Plan, net of cancelled and forfeited awards. Most of these awards were comprised of 50% RSUs and 50% PRSUs. RSUs and PRSUs have generally been granted with a vesting period of four years, 25% becoming vested on or about each anniversary of the grant date. In addition, on August 1, 2022, the Company approved the grant of up to 600,000 additional awards under the Company's 2014 Equity Incentive Plan, 50% of which are PRSUs and 50% of which are RSUs. These additional awards will vest based on the achievement of a certain minimum average closing price of the Company's common shares on or prior to August 11, 2030. The threshold price for vesting will be $420 per share through August 10, 2025 and increase by $42 each year until August 11, 2030.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

On June 29, 2023, the Company approved to amend the special condition awards granted in August 2022, to the effect of reducing the threshold minimum average closing price for vesting from $420 to $350 per share through (but excluding) June 29, 2026, and increasing it by $35 per share per year until August 11, 2030 and June 29, 2031 for US and non-US residents, respectively. These awards will vest in two equal tranches occurring the first one immediately after the date in which the vesting condition is satisfied and the second occurring on the first anniversary of such vesting event. As of December 31, 2022, the Company granted 597,521 of these awards. As of December 31, 2024, the Company has not granted new RSU and PRSU with these conditions.

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

During the years ended December 31, 2024, 2023 and 2022, in connection with the ESPP Plan, the Company has repurchased 66,000, 42,500 and 46,500 , respectively, and 45,501, 48,130 and 39,136 have been delivered, respectively.

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

The share based payment was modified in June 29, 2023 as detailed in the table above. The incremental fair value determined was 19.63 and 14.61 for Non US Employees and US Employees, respectively, and will be accrued in the remaining period.

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
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

As of December 31, 2022, the Company has granted 61,072 stock equivalent units. As of December 31, 2024 and 2023, no stock equivalent unit has been granted.

NOTE 26 – BUSINESS COMBINATIONS

26.1 Business combinations 2024

On May 8th, 2024, Globant, S.A (the "Company"), through its subsidiary Software Product Creation, S.L, entered into an Equity Purchase Agreement (the "Purchase Agreement") with the equity holders of Codebay Innovation, S.L., ("Codebay") a Spanish company, pursuant to which the Company purchased all of the outstanding equity interest. Codebay's operation consist in advising, providing support, design and development of complex interactive solutions in Adobe Cloud technologies. The Equity Purchase Agreement was signed and closed the same day.

On July 22th, 2024, Globant, S.A (the "Company"), through its subsidiary Globant España S.A., entered into an Equity Purchase Agreement (the "Purchase Agreement") with the equity holders of Common Management Solutions, S.L., a Spanish corporation and its subsidiaries, Common Management Solutions IT S.L., a Spanish corporation, and Common MS UK Ltd., a British corporation, all together referred to as "Common", pursuant to which the Company purchased all of the outstanding equity interest. Common's is an IT consulting firm with SAP recognized expertise that has constructed its own set of Healthcare IP Solutions . The Equity Purchase Agreement was signed and closed the same day.

On September 5th, 2024, Globant, S.A (the "Company"), through its subsidiary Globant Software Designing LLC SPC., entered into an Sale and Purchase Agreement (the "Purchase Agreement") with the equity holders of Omnia Holdings Ltd, a Abu Dhabian corporation and its subsidiaries, Omnia FZ LLC, a Dubaian corporation, Omnia Middle East FZ LLC, a Dubaian corporation, Omnia Brand and Digital Experience LTD, British corporation, Omnia Brand and Digital Experience Private Limited, a Indian corporation, and Omnia Digital and Creative Inc., a Canadian corporation, all together referred to as "Omnia", pursuant to which the Company purchased all of the outstanding equity interest. Omnia's business consists of the provision of digital transformation services, comprising solutions ranging from consulting, research & strategy, brand building, content, technology, design & development and UI/UX . The Equity Purchase Agreement was signed and closed the same day.

On September 26th, 2024, Globant, S.A (the "Company"), through its subsidiary Globant LLC, entered into an Equity Purchase Agreement (the "Purchase Agreement") with the equity holders of Exusia LLC, a American corporation, and its subsidiaries, Exusia India Private Limited, a Indian corporation, and Exusia South Africa (Pty) Ltd., a South African corporation, all together referred to as "Exusia", pursuant to which the Company purchased all of the outstanding equity interest. Exusia's is an engineering services firm that provides an array of data centric services including generating systems, cloud migration, modernization, and analytics. The Equity Purchase Agreement was signed and closed the same day.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

On August 31th, 2024, Globant, S.A (the "Company"), through its subsidiary Globant España S.A., entered into an Equity Purchase Agreement (the "Purchase Agreement") with the equity holders of Blankfactor Group Holdings Limited, a British corporation and its subsidiaries, Blankfactor Holdings UK Limited, a British corporation, Blankfactor UK Limited, a British corporation, W2 Holdings LLC, a American corporation, Blankfactor Bulgaria EOOD, a Bulgarian corporation, Blankfactor Colombia SAS, a Colombian corporation, Blankfactor India Private Limited, a Indian corporation, Blankfactor S.R.L., a Romanian corporation, Blankfactor Brasil Ltda., a Brasilian corporation, and Blankfactor Costa Rica Sociedad de Responsabilidad Limitada, a Costa Rican corporation, all together referred to as "Blankfactor", pursuant to which the Company purchased all of the outstanding equity interest. Blankfactor's business consists of the business of digital product engineering and the provision of related advisory services and end-to-end digital transformation projects. The Equity Purchase Agreement was signed on August 31th, 2024 and the closing date was on October 18th, 2024.

The table below gives additional details related to these acquisitions:

Fair value of the consideration transferred at the acquisition date
Down payment (1)	381,829
Working capital adjustment	279
Installment Payments (2)	13,096
Contingent consideration (3)	134,043
Total consideration	529,247

(1) Payment in cash 289,248 and 92,581 in G-shares. (including 141,200 in cash and 69,247 in G-shares related to Blankfactor acquisition).
(2) Contains 12,059 of liability, current and non-current, payable in a variable number of shares. (including 2,879 related to Blankfactor acquisition).
(3) Consist of 49,978 and 84,065 as Other financial liabilities current and non-current, respectively. (including 98,560 related to Blankfactor acquisition).

For contingent considerations, an estimate of the range of outcomes and the significant inputs related are disclosed in note 29.9.1

Acquisition related expenses were not material and were recognized directly as expensed.

The net income and revenue from acquisitions completed during the year were individually and collectively immaterial. If the acquisitions had been completed on January 1, 2024, the effects on revenue and net income would also not have been material.

As of the date of issuance of these consolidated financial statements, the accounting for Exusia and Blankfactor acquisitions are incomplete; hence, pursuant the guidance in IFRS 3, the Company has included preliminary amounts and disclosures as it relates to:

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
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

• The amount of the non–controlling interest in the acquired companies recognized at the acquisition date.

26.1.1 Non-controlling Interest Acquisition

On October 19, 2023 Globant España S.A., with Gaius LLP AS Trustee of the Bigio Family Trust, Ramorama LLC, and Mr Eduardo Gaston Bigio entered into a put and call option agreement over the remaining forty percent (40%) of GUT Agency LTD (the "Option shares"), with the purpose to set out the terms and conditions of: (i) a put option over the Option Shares to be granted by Globant España S.A in favor of the Minority Shareholders; and (ii) a call option over the Option Shares to be granted by the Minority Shareholders in favor of Globant España S.A., which can be exercised by the non-controlling shareholders from March 1, 2024 till April 15, 2027.

On April 15, 2024 the company exercised the call/put option of the year 2024 of the 10% over the non-controlling interest of GUT for a total consideration of 24,550, leaving a non-controlling interest for the 30%.

As of December 31, 2024, and 2023, the Company has recognized as current and non-current other financial liabilities the written put option for an amount 73,618 and 75,813, respectively, equal to the present value of the redemption amount.

26.2 - Purchase Price Allocation

The fair values of the assets acquired, liabilities assumed and goodwill amounted to 78,367, 94,267 and 545,147, respectively, from which certain acquisitions are determined on preliminary basis in the business combinations at the acquisition date and amounted to 43,459, 75,230, 483,264, respectively, as of December 31, 2024.

The fair values of the assets acquired, liabilities assumed and goodwill amounted to 236,072, 139,475 and 342,553, respectively, as of December 31, 2023.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of Acquisition Date
	2024			2023
	Blankfactor	Other acquisitions
Current assets
Cash and cash equivalents	1,980	9,095		33,004
Investments	—	1,544		1,327
Trade receivables	15,045	11,904		62,692
Other receivables	839	701		24,006
Other assets	1,128	359		—

Non current assets
Other receivables	282	123		2,743
Other financial assets	—	—		3
Property and equipment	2,182	233		3,382
Intangibles (1)	—	13,428		86,921
Right-of-use asset	3,550	751		3,740
Deferred tax	10,724	133		2,244
Indemnification asset	—	4,366	—	16,010
Goodwill (2)	384,879	160,268		342,553
Total Assets	420,609	202,905		578,625

Current liabilities
Trade and other payables	(20,043)	(6,332)		(29,422)
Lease liabilities	(2,145)	(96)		(3,883)
Tax liabilities	(631)	(1,461)		(13,848)
Payroll and social security	(6,207)	(7,682)		(28,527)
Other liabilities	(207)	(4)		(466)
Borrowings	(40,147)	—		(4,105)

Non current liabilities
Deferred tax liabilities	—	(2,529)		(16,577)
Lease liabilities	(1,611)	(639)		(10)
Other financial liabilities	—	(87)		—
Borrowings	—	—		(26,590)
Contingencies	(80)	(4,366)		(16,047)
Total liabilities	(71,071)	(23,196)		(139,475)

Non-controlling interest (3)	—	—		(17,078)

Total consideration	349,538	179,709		422,072

(1) As of Acquisition date in, 2024 and 2023, the amount of 11,289 and 79,051, respectively, have been allocated to customer relationships and contracts.
(2) Goodwill has arisen because the consideration paid for these acquisitions included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of acquired companies. Only the customer contracts and relationships, internally used software, platforms, trademarks and non-compete agreements are recognized as intangible. The other benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. As of December 31, 2024 and 2023, 446,762 and 304,211, are not deductible for tax purposes, respectively.
(3)Non-controlling interest in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets at its fair values.

The fair values of the receivables acquired do not differ from their gross contractual amount.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

26.3 Goodwill

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

In addition, the Company measures the CGU based on value-in-use calculations, which requires the use of various assumptions including revenue growth, gross margin, terminal growth rate and discount rates. The assumptions considered by the Company as of December 31, 2024 and 2023, were the following: projected cash flows for the following five years for both years, the average growth rate considered was 15.8% and 19.1%, respectively, and the rate used to discount cash flows was 12.4% and 10.9%, respectively. The long-term rate used to extrapolate cash flows beyond the projected period as of December 31, 2024 and 2023, was 4%. The recoverable amount is the higher of an asset's fair value less cost of disposals and value in use.

Very material adverse changes in key assumptions about the businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of recoverable value and could result in an impairment charge. Based upon the Company's evaluation of goodwill, no impairment were recognized during 2024, 2023 and 2022.

A reconciliation of the goodwill from opening to closing balances is as follows:

	As of December 31,
	2024	2023
Cost
Balance at beginning of year	1,105,073	734,952
Additions related to new acquisitions (note 26.2)	545,147	342,553
Translation	(59,960)	25,293
Measurement period adjustment	78	2,275
Balance at end of year	1,590,338	1,105,073

26.4 Effects of offsetting on acquisition

As part of the acquisition of Codebay and Common, the sellers agreed to indemnify the Company for the outcome of certain contingencies. As a result, the Company has recognized an indemnification asset for a total amount of 4,366, as of December 31, 2024. The consideration for this acquisition includes 9,677 (10,786 measured at present value) as of December 31, 2024, which are subject to adjustments, deductions and withholdings related to the indemnified contingencies. Consequently, the Company has off-set the indemnification asset against the amount payable to the sellers.

As of December 31, 2024
Gross Amount	9,677
Gross amount set off in the balance sheet	4,366
Net amount presented in the balanced sheet	5,311

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

26.5 Impact of the acquisition of Chili

During September, 2024 the Company agreed on an Amendment to the Asset and Business Purchase Agreement with the sellers of Chili pursuant to which all fixed cash payment and contingent payments were replaced by one fixed payment of EUR 9,900.

As of December 31, 2024 the Company has recognized a loss of 1,596 in Other income and expense, included in the statement of comprehensive income.

26.6 Impact of the acquisition of Ewave

During June, 2024 the Company agreed on an Amendment to the Equity Purchase Agreement with the sellers of Ewave pursuant to which the period and conditions of Second Earn Out 2024 was replaced by a Second Earn Out Payment which is subject to the performance of the second half of 2024 with an additional fixed amount, and a Third Earn Out Payment which is subject to the performance of 2025 with an additional fixed amount, as follows:

Second Earn Out Payment:
i.AUD 2,000, set off or withholding subject to second half of 2024 performances that shall be payable no later than March 31, 2025 and;
ii.Additional Fixed Amount H2-2024 AUD 1,500 (not subject to any performance targets).

Third Earn Out Payment:
i.AUD 5,000, set off or withholding subject to 2025 performances that shall be payable no later than March 31, 2026 and;
ii.Additional Fixed Amount 2025 AUD 3,000 (not subject to any performance targets).

As of December 31, 2024 the Company has recognized a loss of 1,443 in the line of Other income and expense, included in the statement of comprehensive income for the Amendment to Equity Purchase Agreement.

The agreement on the Amendment to the Equity Purchase Agreement with the sellers of eWave was signed on July 15, 2024.

26.7 Impact of the acquisition of Genexus

On January 31, 2024 the Company signed an Amendment to the Equity Purchase Agreement with the sellers of Genexus pursuant to which the the Second Earn Out Period was terminated and replaced by a fixed payment and a Third Earn Out Payment, the parties agree to pay:

i.805 less any deduction, set off or withholding that shall be payable no later than March 31, 2024 and;
ii.2,425 less any deduction, set off or withholdings that shall be payable no later than March 31, 2025, subject to the achievement by Genexus of revenue for the twelve-month period from January 1, 2024 to December 31, 2024.
As of December 31, 2024, the Company has recognized a gain of 1,025 in the line of Other income and expense, included in the statement of comprehensive income for the Amendment to Equity Purchase Agreement.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

26.8 Impact of open acquisitions as of December 31, 2023

The Company updated the fair value determination of the consideration for acquisitions within the measurement period, resulting in:

December 31, 2023
Intangible Assets recognized (3)	50,121
Goodwill	(58,610)
Other financial liabilities - decrease in contingent consideration (1)	28,912
Deferred Tax Liabilities	(11,392)
Non-controlling interest	(9,065)
Indemnification (2)	11,922
Contingencies (opening balances)	(11,888)
(1) Mainly related to the adjustment of fair value determinations Earn-Out and installment payments of Iteris.
(2) As part of the acquisition of GUT and Iteris, the sellers agreed to indemnify the Company for the outcome of certain contingencies. As a result, the Company has recognized an indemnification asset for a total amount of 11,922. The consideration for these acquisitions includes 29,387 which are subject to adjustments, deductions and withholdings related to the indemnified contingencies. Consequently, the Company has off-set the indemnification asset against the amount payable to the sellers.
(3) As of December 31, 2023, the intangible assets recognized for Experience IT, GUT and Iteris acquisition included customer relations for an amount of 41,528.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table summarizes revenues by geography, based on the customers' location:

	For the year ended December 31,
	2024	2023	2022
North America
United States of America	1,304,783	1,210,981	1,095,895
Canada	41,073	32,735	38,895
Puerto Rico	2,142	2,256	358
Subtotal North America	1,347,998	1,245,972	1,135,148
Europe
Spain	168,244	148,465	86,410
United Kingdom	87,596	55,746	45,017
France	40,584	25,854	6,593
Switzerland	37,522	16,932	8,859
Italy	29,261	28,384	9,320
Germany	13,433	6,613	5,840
Ireland	11,975	3,688	1,104
Netherlands	7,366	5,666	4,975
Romania	6,026	2,350	—
Sweden	4,751	3,506	897
Austria	3,846	2,250	131
Malta	2,331	1,887	899
Belgium	1,990	5,245	5,577
Luxembourg	900	1,790	3,676
Denmark	102	668	2,246
Other	3,146	1,070	374
Subtotal Europe	419,073	310,114	181,918
New Markets
Saudi Arabia	45,958	12,731	4,187
India	25,366	20,060	21,191
Japan	21,032	18,031	11,739
United Arab Emirates	8,170	1,051	8,938
Australia	8,119	11,566	3,010
South Africa	2,775	56	595
Hong Kong	2,358	9,261	1,350
Singapore	1,814	2,696	2,600
Others	1,717	1,178	1,216
Subtotal New Markets	117,309	76,630	54,826
Latin America
Argentina	150,431	137,207	120,578
Brazil	112,489	58,061	31,060
Mexico	93,752	96,075	75,442
Chile	91,318	97,049	115,494
Peru	26,932	27,091	25,131
Colombia	20,581	25,122	19,206
Costa Rica	8,759	1,367	1,060
Uruguay	8,432	3,774	2,993
Paraguay	4,735	988	3,088
Ecuador	4,286	2,572	5,175
Dominican Republic	3,645	7,068	5,706
Panama	3,306	5,609	2,698
Others	2,643	1,240	720
Subtotal Latin America	531,309	463,223	408,351
TOTAL	2,415,689	2,095,939	1,780,243

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	As of December 31,
	2024	2023
Spain	621,161	625,034
United States of America	574,970	194,684
Argentina	159,537	160,934
France	114,413	114,079
Brazil	109,307	136,426
Colombia	89,460	61,447
United Kingdom	69,181	60,150
Mexico	54,155	56,012
Uruguay	54,037	54,109
Italy	39,579	39,224
Romania	39,475	7,173
Bulgaria	38,214	—
Denmark	31,673	32,124
India	28,278	25,157
United Arab Emirates	27,840	5
Germany	24,393	24,973
Australia	24,112	24,776
Canada	20,612	21,173
Republic of South Africa	17,463	—
Hong Kong	15,924	15,931
Chile	9,034	12,341
Peru	6,944	6,656
Saudi Arabia	5,545	12
Luxembourg	4,226	4,226
Costa Rica	3,195	5,067
Belarus	2,011	3,216
Ukraine	1,497	1,484
Poland	1,487	769
Ecuador	737	754
Moldova	271	594
Vietnam	132	219
Other countries	143	76
TOTAL	2,189,006	1,688,825

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 28 – LEASES

The Company is obligated under various leases for office spaces and office equipment.

Movements in right-of-use assets and lease liabilities as of December 31, 2024 and 2023 were as follows:

	Office spaces	Office equipments	Computers	Total
Right-of-use assets
January 1, 2024	91,412	16,184	11,804	119,400
Additions	39,245	—	2,681	41,926
Additions from business combinations (note 26.2)	4,301	—	—	4,301
Disposals	(3,959)	—	—	(3,959)
Depreciation (note 6)	(26,517)	(5,088)	(6,232)	(37,837)
Foreign currency translation	(947)	—	—	(947)
December 31, 2024	103,535	11,096	8,253	122,884

	Office spaces	Office equipments	Computers	Total
Right-of-use assets
January 1, 2023	108,610	19,243	19,458	147,311
Additions	6,735	206	3,383	10,324
Additions from business combinations (note 26.2)	3,740	—	—	3,740
Disposals	(2,543)	—	—	(2,543)
Depreciation (note 6)	(25,680)	(3,265)	(11,037)	(39,982)
Foreign currency translation	550	—	—	550
December 31, 2023	91,412	16,184	11,804	119,400

Lease liabilities	As of December 31,
	2024	2023
Balance at beginning of year	118,736	135,138
Additions (1)	41,926	10,324
Additions from business combinations (note 26.2)	4,491	3,893
Foreign exchange difference (1)	(4,997)	8,256
Foreign currency translation (2)	(913)	351
Interest expense (1)	6,947	6,319
Payments (2)	(43,566)	(44,833)
Disposals	(5,001)	(712)
Balance at end of year	117,623	118,736

(1) Non-cash transactions.
(2) Cash transactions.

The Company has some lease contracts that have not yet commenced as of December 31, 2023 . The future lease payments for these lease contracts are 1,968 from 2024 to 2028.

As of December 31, 2024, there were no lease contracts that have not yet commenced.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The outstanding balance of the lease liabilities as of December 31, 2024 and 2023 is as follows:

	As of December 31,
	2024	2023
Lease liabilities
Current	29,736	47,852
Non-current	87,887	70,884
TOTAL	117,623	118,736

The maturity analysis of lease liabilities is presented in note 29.5.

The expense related to short-term and low-value leases was not material.

NOTE 29 – FINANCIAL INSTRUMENTS

29.1 - Categories of financial instruments

	As of December 31, 2024
	FVTPL	FVTOCI	Amortized cost
Financial assets
Cash and cash equivalents	—	—	142,093
Investments
Mutual funds	13,992	—	—
Contribution to funds	—	—	2,212
Trade receivables	—	—	605,002
Other assets	—	—	25,170
Other receivables	—	—	16,863
Other financial assets
Convertible notes	10,558	—	—
Foreign exchange forward contracts	170	731	—
Equity instruments	—	32,955	—
Equity forward contract	—	89	—

Financial liabilities
Trade payables	—	—	110,838
Borrowings	—	—	292,536
Other financial liabilities (1)
Other financial liabilities related to business combinations	158,542	—	39,043
Foreign exchange forward contracts	848	6,500	—
Equity forward contract	—	1,408	—
Others	—	925	—
Lease liabilities	—	—	117,623
Other liabilities	—	—	231

(1) The Company recognized a put option liability for 73,618 (see note 3.13.3) related to the minority interest of GUT. Changes in the measurement of the redemption amount are recognized in the statements of changes in equity.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2023
Financial assets	FVTPL	FVTOCI	Amortized cost
Cash and cash equivalents	—	—	307,223
Investments
Mutual funds	13,570	—	—
Commercial Papers	2,500	—	—
Contribution to funds	—	—	1,833
Trade receivables	—	—	499,283
Other assets	—	—	35,841
Other receivables	—	—	17,474
Other financial assets
Convertible notes	9,110	—	—
Foreign exchange forward contracts	2,330	8,078	—
Equity instruments	—	29,354	—
Interest rate SWAP	852	—	—
Equity forward contract	—	558	—

Financial liabilities
Trade payables	—	—	119,477
Borrowings	—	—	159,107
Other financial liabilities (1)
Foreign exchange forward contracts	308	3	—
Other financial liabilities related to business combinations	67,539	—	59,158
Equity forward contract	—	1,167	—
Lease liabilities	—	—	118,736
Other liabilities	—	—	896

(1) As of December 31, 2023 the Company recognized a put option liability for 75,813 (see note 3.13.3) related to the minority interest of GUT. Changes in the measurement of the redemption amount are recognized in the statements of changes in equity.

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
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Except for the subsidiaries that have its local currency as functional currency, the functional currency of the Company and its subsidiaries is the U.S. dollar. In 2024, 66.67% of the Company's revenues are denominated in U.S. dollars. Because the majority of its personnel are located in Latin America, the Company incurs the majority of its operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Colombian peso, Mexican peso, Chilean peso, Peruvian sol, Uruguayan peso and Brazilian real. Operating expenses are also significantly incurred in Indian Rupee, Great Britain Pound and European Union Euros.

Foreign exchange sensitivity analysis

The Company is mainly exposed to Argentine pesos, Australian Dollar, Chilean pesos, Colombian pesos, Danish Krone, Indian rupees, European Union euros, Mexican pesos, Polish złoty, Saudi Riyal, Pounds sterling and Uruguayan pesos.

The following tables illustrate the Company's sensitivity to increases and decreases in the U.S. dollar against the relevant foreign currency. The following sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2024 and adjusts their translation at the year-end for changes in U.S. dollars against the relevant foreign currency.

			Gain/(loss)
Account	Currency	Amount	% Increase	Amount	% Decrease	Amount

Net balances	Argentine pesos	10,816	30%	(2,496)	10%	1,202
	Australian Dollar	(5,115)	10%	465	10%	(568)
	Chilean pesos	1,660	10%	(151)	10%	184
	Colombian pesos	(49,077)	10%	4,462	10%	(5,453)
	Danish Krone	(2,336)	10%	212	10%	(260)
	European Union euros	9,065	10%	(824)	10%	1,007
	Indian Rupees	(24,608)	10%	2,237	10%	(2,734)
	Mexican pesos	(2,816)	10%	256	10%	(313)
	Polish złoty	1,291	10%	(117)	10%	143
	Sterling pound	(5,575)	10%	507	10%	(619)
	Saudi Riyal	26,498	10%	(2,409)	10%	2,944
	Uruguayan pesos	(8,684)	10%	789	10%	(965)
	TOTAL	(48,881)		2,931		(5,432)

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

Depreciation of the Argentine Peso

During 2024, the Argentine peso experienced a 27.70% devaluation from 806.95 Argentine peso per U.S dollar to 969.00 Argentine peso per U.S dollar.

During 2023, the Argentine peso experienced a 355.7% devaluation from 177.06 Argentine peso per U.S dollar to 806.95 Argentine peso per U.S dollar.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

29.4 - Interest rate risk management

The Company's exposure to market risk for changes in interest rates relates primarily to its cash and bank balances and its credit facilities. The Company's credit line in the U.S. bear interest at a fixed rate between 1.25% or 1.88% depending on the amount borrowed. During the beginning of 2021 the Company chose to discontinue the hedge accounting of the remaining interest rate swap acquired during 2020, since the hedged future cash flows were no longer expected to occur. As of December 31, 2024, 2023 and 2022 the Company has recognized a net gain of 11, 356 and 3,701, respectively, through results of profit and loss.

Interest rate swap assets and liabilities are presented in the line item "Other financial assets" and "Other financial liabilities" within the statements of financial position, respectively.

As of December 31, 2024, there were no Interest rate swap contracts outstanding.

As of December 31, 2023 interest rate swap contracts outstanding:

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

	Expected Maturity Date
	2025	2026	2027	Thereafter	Total
Borrowings	1,601	19,802	19,620	309,244	350,267
Trade payables	114,743	1,345	661	—	116,749
Lease liabilities	34,307	26,308	21,582	51,011	133,208
Other financial liabilities(*)	169,528	95,955	27,542	2,307	295,332
TOTAL	320,179	143,410	69,405	362,562	895,556

(*) The amounts disclosed in the line of other financial liabilities do not include foreign exchange forward contracts, equity forward contracts and 99,491 related to business combinations payments through subscription agreements.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

29.6 - Concentration of credit risk

The Company derives revenues from clients in the U.S. (approximately 54%) and clients related from diverse industries. For the years ended December 31, 2024, 2023 and 2022, the Company's top five clients accounted for 20.8%, 22.9% and 25.6% of its revenues, respectively. One single customer accounted for 8.7%, 8.7% and 10.7% of revenues for the years ended December 31, 2024, 2023 and 2022. Credit risk from trade receivables is considered to be low because the Company minimize the risk by setting credit limits for its customers, which are mainly large and renowned companies. Cash and cash equivalents and derivative financial instruments are considered to have low credit risk because these assets are held with widely renowned financial institutions (see note 13).

29.7 - Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the carrying amounts of financial assets and liabilities included in the consolidated statement of financial position as of December 31, 2024 and 2023, are a reasonable approximation of fair value due to the short time of realization.

	As of December 31, 2024		As of December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Non-current assets
Other receivables
Guarantee deposits	7,417	6,172	7,558	6,447
Other assets	4,750	4,268	4,088	3,486
Non-current liabilities
Trade payables	2,006	1,883	2,981	2,779
Borrowings	290,935	240,450	2,191	1,907

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	13,992	—	13,992
Foreign exchange forward contracts	—	901	—	901
Convertibles notes	—	—	10,558	10,558
Equity instrument	—	32,955	—	32,955
Equity forward contract	—	89	—	89

Financial liabilities
Contingent consideration	—	—	158,542	158,542
Foreign exchange forward contracts	—	7,348	—	7,348
Equity forward contract	—	1,408	—	1,408

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	13,570	—	13,570
Commercial Papers	2,500	—	—	2,500
Foreign exchange forward contracts	—	10,408	—	10,408
Convertibles notes	—	—	9,110	9,110
Equity instrument	—	29,354	—	29,354
Interest rate SWAP	—	852	—	852
Equity forward contract	—	558	—	558

Financial liabilities
Contingent consideration	—	—	67,539	67,539
Foreign exchange forward contracts	—	311	—	311
Equity forward contract	—	1,167	—	1,167
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
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

As of December 31, 2024 the nominal value, minimum amount and fair value amounted to 167,790, 48,739, and 158,542, respectively.

As of December 31, 2023 the nominal value, minimum amount and fair value amounted to 107,920, 64,083, and 67,539, respectively.

During 2024 the Company paid the aggregate consideration of 29,481 related to the target achievements during the year 2023.

As of December 31, 2024, 2023, and 2022 the results from remeasurement of the contingent considerations resulted in a net gain of 5,736, 4,227, and 967, respectively. During 2024 it mainly includes a gain of 13,523 related to Experience IT and KTBO acquisitions, and a loss of 7,355 related to Chili, Ewave and Adbid acquisitions.

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair Value at December 31, 2024	Unobservable inputs	Range of inputs	Relationship of unobservable inputs to Fair Value
Contingent consideration	158,542	Risk adjusted discount rate	Between 3.17% and 7.1%	An increase in the discount rates by 1% would increase the fair value by $2,302 and a decrease in the discount rates by 1% would increase the fair value by $2,891

Contingent consideration	158,542	Expected revenues	Between 5,282 and 28,751	An increase in the expected revenues by 10% would increase the fair value by $4,583 and a decrease in the expected revenues by 10% would decrease the fair value by $11,931

Contingent consideration	158,542	Expected operating margin	Between 28.10% and 41.00%	An increase in the expected operating margin by 10% would increase the fair value by $1,435 and a increase in the expected operating margin by 10% would decrease the fair value by $2,235

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

29.9.3. Reconciliation of recurring fair value measurements categorized within Level 3

The following table shows the reconciliation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

	Financial Assets	Financial liabilities
	Convertible notes	Contingent consideration
December 31, 2022	6,684	54,667
Fair value remeasurement (1)	—	(4,227)
Acquisition of business (1)	—	31,385
Acquisition of investment (3)	2,367	—
Payments (2)	—	(24,086)
Interests (1)	59	3,641
Reclassifications (1)	—	5,736
Foreign exchange difference (1)	—	1,153
Translation (1)	—	823
Others (1)	—	(1,553)
December 31, 2023	9,110	67,539

	Financial Assets	Financial liabilities
	Convertible notes	Contingent consideration
December 31, 2023	9,110	67,539
Fair value remeasurement (1) (4)	—	(5,736)
Acquisition of business (1)	—	134,043
Acquisition of investment (3)	2,533	—
Payments (2)	—	(29,481)
Interests (1)	29	4,005
Gain for sale	—	—
Reclassifications (1)	—	(8,503)
Foreign exchange difference (1)	—	(1,877)
Translation (1)	—	(1,448)
Write-off	(1,114)	—
December 31, 2024	10,558	158,542

(1) Non-cash transactions.
(2) Cash transactions included in investing activities, except for remeasurement of contingent considerations which are in operating activities, in the Consolidated Statement of Cash Flows.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(3) As of December 31, 2024 and 2023 the amount of 1,075 and 1,748, respectively were Cash transactions included in investing activities in the consolidated statement of cash flows.

(4) Including the effects of the remeasurement of Ewave and Genexus mentioned in notes 26.6 and 26.7

29.10 Foreign exchange futures and forward contracts

During 2024 and 2023, certain subsidiaries from Argentina, Uruguay, Chile, Colombia, United Kingdom and Mexico acquired foreign exchange forward contracts with certain banks in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in the local currencies from each country, due to the risk of exposure to fluctuations in those foreign currencies and a subsidiary in the United States of America has also acquired foreign exchange forward contracts with certain banks, with the purpose of hedging the exposure in currencies different than U.S dollar. Those contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the years ended December 31, 2024 and 2023, the Company recognized a net loss of 3,734 and a net gain of 13,045, respectively. As of December 31, 2024 and 2023, the foreign exchange forward contracts that were recognized as financial assets and liabilities at fair value through profit or loss were as follows:

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 31, 2025	Chilean Peso	977.00	995.03	145
February 28, 2025	Chilean Peso	992.22	995.54	25
Fair value as of December 31, 2024				170

January 31, 2024	Australian Dollar	1.54	1.46	789
January 31, 2024	Colombian Peso	4,006.50	3,846.04	336
January 31, 2024	Colombian Peso	4,005.08	3,846.03	333
January 31, 2024	Colombian Peso	4,004.07	3,846.02	331
January 31, 2024	Danish Krone	6.82	6.71	172
January 31, 2024	Pound Sterling	0.82	0.78	63
January 31, 2024	Uruguayan Peso	39.46	39.21	29
January 31, 2024	Indian Rupee	83.51	83.31	19
January 31, 2024	Indian Rupee	83.44	83.25	17
January 31, 2024	Pound Sterling	0.79	0.78	14
January 31, 2024	Euro	0.91	0.90	8
February 29, 2024	Colombian Peso	3,907.00	3,866.64	83
February 29, 2024	Colombian Peso	3,901.80	3,865.84	74
February 29, 2024	Colombian Peso	3,898.50	3,868.41	62
Fair value as of December 31, 2023				2,330

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 2, 2025	Indian Rupee	84.27	85.27	(111)
January 31, 2025	Indian Rupee	84.67	85.87	(119)
January 31, 2025	Colombian Peso	4,424.70	4,427.00	(6)
January 31, 2025	Colombian Peso	4,424.00	4,427.00	(7)
January 31, 2025	Pound sterling	0.79	0.80	(34)
February 28, 2025	Australian Dollar	1.52	1.62	(443)
February 28, 2025	Indian Rupee	85.94	86.11	(22)
February 28, 2025	Colombian Peso	4,411.50	4,443.21	(105)
February 28, 2025	Uruguayan Peso	44.39	44.40	(1)
Fair value as of December 31, 2024				(848)

January 31, 2024	Chilean Peso	876.95	875.93	(10)
February 29, 2024	Chilean Peso	890.85	877.33	(120)
February 29, 2024	Australian Dollar	1.46	1.46	(89)
February 29, 2024	Uruguayan Peso	39.36	39.37	(1)
April 3, 2024	Danish Krone	6.67	6.72	(88)
Fair value as of December 31, 2023				(308)

The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the term of the contract.

29.11 Hedge accounting

During the year ended December 31, 2024 and 2023, the United States of America and Argentine subsidiaries, acquired foreign exchange forward and foreign exchange futures, contracts respectively, in U.S. dollars, with the purpose of hedging the possible decrease of revenues' expected in Argentine Pesos, Pound sterling and European euros. The Company designated those derivatives and futures as hedging instruments in respect of foreign currency risk in cash flow hedges.

As of December 31, 2024 and 2023 the Company has recognized a net loss 1,216 and 38 , respectively,included in Revenues and a net gain of 625 and 287, respectively, included in other comprehensive income.
As of December 31, 2024, the Company did not maintain any collaterals. As of December 31, 2023, collaterals regarding the transactions are restricted assets for an amount of 218 in Mutual funds included as investments.

During 2023, certain subsidiaries from Colombia, India, Brazil, Uruguay, Mexico, Chile and the United States of America entered into foreign exchange forward and future contracts to manage the foreign currency risk associated with the salaries payable in the local currency of each country. During 2024 the subsidiaries from Argentina, Peru, Colombia, India, Brazil, Uruguay, Mexico, Chile and the United States of America entered into foreign exchange forward contracts to manage the foreign currency risk associated with the salaries payable in the local currency of each country The Company designated those derivatives as hedging instruments in respect of foreign currency risk in cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As of December 31, 2024, the Company has recognized a net loss of 6,421 and during the years ended December 31, 2023 and 2022, the Company has recognized a net gain of 21,997 and a net loss 2,332, respectively, included in Salaries, employee benefits and social security taxes and a net loss of 14,494,a net gain of 6,604 and 1,305, respectively, included in other comprehensive income.

Foreign currency forward contract assets and liabilities are presented in the line ‘Other financial assets’ and ‘Other financial liabilities’ within the statement of financial position.

The following table detail the foreign currency forward contracts outstanding as of December 31, 2024:

Hedging instruments - Outstanding contracts

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 31, 2025	Euro	0.95	0.96	163
January 31, 2025	Pound sterling	0.79	0.80	45
February 28, 2025	Euro	0.95	0.96	164
February 28, 2025	Pound sterling	0.79	0.80	45
March 31, 2025	Euro	0.95	0.96	164
March 31, 2025	Pound sterling	0.79	0.80	45
April 29, 2025	Colombian Peso	4,504.77	4,479.58	51
April 29, 2025	Colombian Peso	4,500.50	4,479.48	42
May 29, 2025	Chilean Peso	998.65	997.07	7
June 30, 2025	Chilean Peso	998.96	997.70	5
Fair value as of December 31, 2024				731

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 25, 2024	Indian Rupee	83.53	83.29	9
January 25, 2024	Indian Rupee	83.53	83.29	6
January 31, 2024	Colombian Peso	4,445.50	3,850.40	1,366
January 31, 2024	Colombian Peso	4,314.50	3,849.10	1,129
January 31, 2024	Mexican Peso	18.30	17.05	504
January 31, 2024	Chilean Peso	923.00	876.27	263
January 31, 2024	Brazilian Real	5.18	4.87	187
January 31, 2024	Uruguayan Peso	40.55	39.22	127
February 27, 2024	Indian Rupee	83.64	83.39	9
February 27, 2024	Indian Rupee	83.64	83.39	6
February 29, 2024	Colombian Peso	4,415.71	3,875.77	800
February 29, 2024	Mexican Peso	18.78	17.16	639
February 29, 2024	Colombian Peso	4,177.65	3,871.87	479
February 29, 2024	Chilean Peso	924.70	877.77	264
February 29, 2024	Colombian Peso	4,074.90	3,869.88	263
February 29, 2024	Brazilian Real	5.21	4.89	197
February 29, 2024	Uruguayan Peso	40.30	39.61	87
March 26, 2024	Indian Rupee	83.55	83.47	3
March 26, 2024	Indian Rupee	83.54	83.47	2
March 27, 2024	Colombian Peso	4,440.00	3,901.25	794
March 27, 2024	Mexican Peso	18.83	17.24	625
March 27, 2024	Chilean Peso	935.50	879.35	312
April 25, 2024	Indian Rupee	83.70	83.62	3
April 25, 2024	Indian Rupee	83.70	83.62	2
April 25, 2024	Indian Rupee	83.72	83.62	2
Fair value as of December 31, 2023				8,078

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Currency	Foreign currency	Notional foreign	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate	(liabilities)
January 24, 2025	Indian Rupee	84.37	85.85	(52)
January 24, 2025	Indian Rupee	84.36	85.81	(42)
January 24, 2025	Indian Rupee	84.35	85.85	(26)
January 29, 2025	Colombian Peso	4,273.00	4,424.76	(335)
January 30, 2025	Colombian Peso	4,224.50	4,424.97	(404)
January 30, 2025	Brazilian Real	5.73	6.21	(206)
January 30, 2025	Chilean Peso	960.45	994.94	(147)
January 30, 2025	Brazilian Real	6.21	6.22	(1)
January 31, 2025	Mexican Peso	19.65	20.98	(419)
January 31, 2025	Mexican Peso	19.82	20.98	(361)
January 31, 2025	Uruguayan Peso	42.55	44.25	(117)
February 25, 2025	Indian Rupee	84.61	86.07	(51)
February 25, 2025	Indian Rupee	84.65	86.03	(40)
February 25, 2025	Indian Rupee	84.67	86.07	(25)
February 27, 2025	Colombian Peso	4,241.62	4,439.72	(397)
February 27, 2025	Colombian Peso	4,301.59	4,440.53	(290)
February 27, 2025	Brazilian Real	5.75	6.26	(226)
February 27, 2025	Chilean Peso	960.95	995.29	(146)
February 27, 2025	Brazilian Real	6.25	6.25	(1)
February 28, 2025	Mexican Peso	19.72	21.07	(422)
February 28, 2025	Mexican Peso	20.00	21.06	(326)
February 28, 2025	Uruguayan Peso	43.33	44.43	(77)
March 25, 2025	Indian Rupee	85.25	86.27	(36)
March 25, 2025	Indian Rupee	85.23	86.23	(29)
March 25, 2025	Indian Rupee	85.25	86.27	(18)
March 28, 2025	Mexican Peso	20.39	21.17	(468)
March 28, 2025	Colombian Peso	4,331.90	4,457.23	(249)
March 28, 2025	Colombian Peso	4,348.50	4,457.58	(239)
March 28, 2025	Brazilian Real	5.78	6.27	(217)
March 28, 2025	Chilean Peso	958.60	995.56	(157)
March 28, 2025	Brazilian Real	6.28	6.28	(1)
March 31, 2025	Uruguayan Peso	43.61	44.56	(64)
April 25, 2025	Indian Rupee	85.48	86.53	(38)
April 25, 2025	Indian Rupee	85.46	86.42	(28)
April 25, 2025	Indian Rupee	85.48	86.53	(18)
April 29, 2025	Chilean Peso	970.50	996.01	(107)
April 30, 2025	Brazilian Real	5.93	6.30	(162)
April 30, 2025	Mexican Peso	21.12	21.29	(80)
April 30, 2025	Uruguayan Peso	43.80	44.82	(68)
May 27, 2025	Indian Rupee	85.86	86.70	(30)
May 27, 2025	Indian Rupee	85.84	86.61	(22)
May 27, 2025	Indian Rupee	86.10	86.71	(11)
May 28, 2025	Colombian Peso	4,489.00	4,495.92	(15)
May 28, 2025	Colombian Peso	4,490.00	4,495.95	(12)
May 30, 2025	Mexican Peso	21.01	21.38	(210)
May 30, 2025	Brazilian Real	6.20	6.35	(74)
May 30, 2025	Uruguayan Peso	44.64	45.04	(27)
June 27, 2025	Uruguayan Peso	45.09	45.24	(9)
Fair value as of December 31, 2024				(6,500)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

As of December 31, 2024 and 2023, the Company recognized a loss of 1,203 and a gain of 575, respectively, included in the line item "Share-based compensation expense - Cash settle", a loss of 46 and a gain of 2,362, respectively, included in the line item "Gains and losses on cash flow hedges", from other comprehensive income and as of December 31, 2024 and 2023 a financial gain of 0 and 492, respectively, included in the line item "Net loss arising from financial assets measured at fair value through OCI".

	Currency	Forward	Fair value
Settlement date	from contracts	Price	assets / (liabilities)
June 2, 2025	US dollars	208.72	45
June 1, 2026	US dollars	219.34	44
Fair value as of December 31, 2024			89

	Currency	Forward	Fair value
Settlement date	from contracts	Price	assets / (liabilities)
June 2, 2025	US dollars	302.36	(710)
June 1, 2026	US dollars	315.09	(698)
Fair value as of December 31, 2024			(1,408)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

NOTE 30 — CAPITAL AND RESERVES

30.1 Issuance of common shares

During the year ended December 31, 2024, 146,966 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 30.19 per share amounting to a total of 4,437.

During the year ended December 31, 2024, 348,967 Restricted Stock Units (RSU) were granted to certain employees and directors of the Company and 248,729 RSU's were vested at an average price of 205.95 per share amounting to a total of 51,226 (non-cash transactions).

During the year ended December 31, 2024, no Stock-Equivalent Units (SEU) were granted to employees and directors of the Company and 3,844 SEU's were vested at an average price 158.75 per share amounting to a total of 610 (non-cash transactions).

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During the year ended December 31, 2024 the Company’s common shares issues in connection with subscriptions agreements related to acquisitions were as follows:

Date	Acquired company	Common shares	Amount
March 15, 2024	Habitant (1)	5,027	—
April 11, 2024	EXIT	10,700	2,402
May 13, 2024	gA	855	182
May 16, 2024	Ewave	7,807	1,631
May 16, 2024	KTBO	1,502	312
July 11, 2024	Walmeric	12,410	2,165
July 22, 2024	Common	22,238	4,322
July 30, 2024	gA	8,651	1,483
August 5, 2024	Pentalog	20,553	3,528
September 26, 2024	Exusia	85,260	16,882
October 18, 2024	Blankfactor	299,255	67,489
October 22, 2024	EXIT	2,560	500
November 6, 2024	Blankfactor	2,838	28
November 7, 2024	Omnia	9,102	2,130
November 7, 2024	KTBO	1,604	333
November 15, 2024	eWave	8,277	1,680
December 2, 2024	Iteris	44,424	8,579
December 2, 2024	Genexus	12,070	2,800
December 17, 2024	Blankfactor	8,864	1,730
TOTAL		563,997	118,176

(1) At the acquisition date, 1,208 was recognized as an equity settlement arrangement.

During the year ended December 31, 2023, 145,630 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by certain employees. Options were exercised at an average price of 28.18 per share amounting to a total of 4,103.

During the year ended December 31, 2023, 378,323 RSUs were granted to certain employees and directors of the Company and 257,079 RSUs were vested at an average price of 167.22 per share amounting to a total of 42,989 (non-cash transaction).

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

During the year ended December 31, 2023 the Company’s common shares issues in connection with subscriptions agreements related to acquisitions were as follows:

Date	Acquired company	Common shares	Amount
January 13, 2023	Cloudshift	17,443	3,068
March 30, 2023	Navint	9,087	1,492
April 1, 2023	Navint	416	68
April 20, 2023	Experience IT	29,120	4,521
May 15, 2023	Xappia	6,242	1,000
July 21, 2023	Walmeric	6,730	1,119
July 25, 2023	Pentalog	177,504	32,320
October 5, 2023	Atix	4,601	850
October 20, 2023	GUT	152,617	28,223
TOTAL		403,760	72,661

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
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

30.2 Public offerings and agreements

As of December 31, 2024, 42,172,599 common shares of the Company's share capital are registered with the SEC and quoted in the New York Stock Exchange.

30.3 Cash flow hedge reserve

The movements in the cash flow hedge reserve were as follows:

	Foreign currency risk
	2024	2023
Balance at beginning of the year	9,327	(3,171)
Gain (Loss) arising on changes in fair value of hedging instruments during the period	(22,184)	13,740
Loss reclassified to profit or loss – hedged item has affected profit or loss	(1,285)	(1,242)
Balance at end of the year	(14,142)	9,327

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 31 — APPROPRIATION OF RETAINED EARNINGS UNDER PRINCIPAL OPERATING SUBSIDIARIES´ LOCAL LAWS AND RESTRICTIONS ON DISTRIBUTION OF DIVIDENDS

Under local laws, the principal subsidiaries of the Company located in the countries listed below must appropriate at least the specified percentage of their annual net income to a legal reserve, until such reserve equals the cap percentage of its share capital, as outlined for each country.

Country	% of yearly net income	% of capital
Luxembourg and France	5%	10%
Argentina, Uruguay, Mexico, Italy and Romania	5%	20%
Spain and Peru	10%	20%
Colombia, United Kingdom, Brazil, Chile, India, Saudi Arabia, United States of America.	No legal requirement	No legal requirement

Pursuant to its pertaining by-laws, Sistemas Colombia S.A.S. must allocate at least 10% of the net income of the year to a special reserve until such reserve equals 50% of its share capital; and Globant Arabia Ltd. must allocate at least 10% of the net profits of the year to a special reserve until such reserve equals 30% of its share capital.

As of December 31, 2024 the statutory and/or by-laws reserves of the following entities are not yet fully integrated: IAFH Global S.A., IAFH Globant Mexico IT S. de R.L. de C.V., Globant Peru S.A.C., Software Product Creation S.L., Pentalog Romania S.R.L. and Globant France S.A.S (previously Pentalog France S.A.S).

NOTE 32 – OTHER EVENTS

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

NOTE 33 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events until February 28, 2025, date of approval of these consolidated financial statements, to assess the need for potential adjustments or disclosures in these consolidated financial statements in accordance with IAS 10 "Events after the reporting period". The Company doesn't have any subsequent events to report.

NOTE 34 – APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements were approved by the Board of Directors on February 28, 2025.

Martín Migoya
President