Form 20-F
period 2025-12-31
Globant S.A.
filed 2026-02-27
CIK 1557860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 43,835,604 common shares.

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

You should carefully consider all the information in this annual report, including the information set forth under "Risk Factors.". We believe our primary challenges are:

•We are subject to numerous risks associated with the evolving market for products with AI capabilities.
•Our results of operations may be adversely affected if we are unable to effectively manage our workforce, including utilization rates, productivity and attrition.
•We have been, and may in the future be, unable to achieve anticipated growth, which has had, and may in the future have, an adverse effect on our results of operations, business and prospects.
•If the pricing structures we use for our client contracts are based on inaccurate assumptions regarding the cost, complexity or scope of our services, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operations.
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

In this annual report references to currencies are defined in the following table:

"U.S. dollars" and "$"	refer to the lawful currency of the United States
"Argentine pesos"	refers to the lawful currency of the Republic of Argentina
"Colombian pesos"	refers to the lawful currency of the Republic of Colombia
"Uruguayan pesos"	refers to the lawful currency of the Republic of Uruguay
"Mexican pesos"	refers to the lawful currency of Mexico
"Chilean pesos"	refers to the lawful currency of Chile
"Rupees" or "Indian rupees"	refers to the lawful currency of the Republic of India
"Reais" or "Brazilian Real"	refers to the lawful currency of Brazil
"Peruvian Sol"	refers to the lawful currency of Peru
"Euro" or "€"	refers to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time
"Pound", "British Sterling pound" or "£"	refer to the lawful currency of the United Kingdom
"Canadian dollars"	refers to the lawful currency of Canada
"Saudi Riyal"	refers to the lawful currency of the Kingdom of Saudi Arabia
"Australian dollars"	refers to the lawful currency of the Commonwealth of Australia
"Danish Krone"	refers to the lawful currency of Denmark
"Swiss Franc"	refers to the lawful currency of Switzerland
"United Arab Emirates dirham"	refers to the lawful currency of United Arab Emirates
"South African rand"	refers to the lawful currency of South Africa
"Qatari Riyal"	refers to the lawful currency of Qatar

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
•Our results of operations may be adversely affected if we are unable to effectively manage our workforce, including utilization rates, productivity and attrition.
•We have been, and may in the future be, unable to achieve anticipated growth, which has had, and may in the future have, an adverse effect on our results of operations, business and prospects.
•Our business may be vulnerable to changes in political and economic conditions globally, including the effects of tariffs and other trade measures.
•If the pricing structures we use for our client contracts are based on inaccurate assumptions regarding the cost, complexity or scope of our services, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operations.
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
•Evolving and conflicting environmental, social and governance (“ESG”) related laws and regulations, stakeholders' expectations with respect to ESG or our voluntary ESG goals, could increase our compliance costs, expose us to litigation or reputational harm and adversely affect our business, performance and results of operations.

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

The markets and use cases for products with AI capabilities have been rapidly evolving, are difficult to predict and may impact demand for our products and services, pricing and margin. We use AI and machine learning (“ML”) technologies in certain of our products and services, using Globant’s own proprietary AI models, as well as third-party models. We have also deployed AI enabled solutions to enhance our internal processes, including proprietary AI assistants such as “Geno”, a tool to optimize staffing and talent management processes, and “Sensei,” a system that offers tailored learning and career development experiences, each of which leverage OpenAI’s GPT models. In addition, during 2025, we introduced new AI Pods powered by Globant Enterprise AI that provide clients with access to agentic AI capabilities. The significant investments we have made to develop products intended to satisfy the increasing demand for AI capabilities may be insufficient. Conversely, demand for AI-enabled products and services may not materialize. In addition, we face significant hurdles, including whether third-party developers will develop software that utilizes or is based on the AI capabilities of our products and whether we will be successful in developing AI-enabled products that can compete with offerings by established competitors.

Our use of AI technology may subject us to reputational, financial, legal or regulatory risks. As we incorporate AI technology into our products and services, any failure to address concerns relating to the responsible use of the evolving AI technology in our products and services may cause harm to our reputation or financial liability and, as such, may increase our costs to address or mitigate such risks and issues. AI technology may create ethical issues, generate defective algorithms, and present other risks that create challenges with respect to its adoption. In addition, evolving rules, regulations, and industry standards governing AI may require us to expend significant resources to modify, maintain, or align our business practices or products to comply with rules and regulations, the nature of which cannot be determined at this time. Several jurisdictions, including the EU and certain US states, have already proposed or enacted laws governing AI. For example, the EU has adopted the EU AI Act, a risk-based framework, subjecting certain AI technologies to numerous compliance obligations, including transparency, conformity and risk assessment, monitoring and human oversight requirements. Under the EU AI Act, non-compliant companies may be subject to administrative fines of up to 35 million Euros or 7% of a company’s total worldwide annual turnover for the preceding financial year, whichever amount is higher. As of early 2025, the EU AI Act imposed prohibitions on specific unacceptable AI practices, such as social scoring by public authorities, alongside new obligations related to AI literacy. In August 2026, the majority of the EU AI Act’s provisions, including extensive transparency requirements and obligations for most high-risk systems (e.g., in critical infrastructure, law enforcement, and education) will become fully enforceable; while all remaining obligations for high-risk AI systems will take effect in August 2027, requiring comprehensive compliance across all AI use cases. There is still limited guidance on the EU AI Act, but it could, depending on how provisions are interpreted and enforced, limit the ability to create and deploy AI systems for uses deemed high-risk in the EU or add increased compliance costs associated with developing, marketing and/or implementing AI systems. The regulatory environment surrounding the impact of the implementation of AI on our products and services may adversely affect our ability to provide our services and as a result may cause harm to our reputation and financial liability.

Our results of operations may be adversely affected if we are unable to effectively manage our workforce, including utilization rates, productivity and attrition.

Our profitability and operating results depend in part on our ability to maintain appropriate utilization rates and productivity levels of our Globers, which are affected by a number of factors, including our ability to forecast client demand, appropriately size, deploy and transition Globers between projects, manage attrition, invest in training and professional development, control payroll costs and win new client engagements.

Our success also depends on our ability to attract, develop and retain highly-skilled IT professionals in a competitive labor market. Competition for qualified personnel, including as a result of remote and hybrid work models, has increased and may continue to increase, which could limit our ability to hire qualified technology professionals in sufficient numbers. Labor shortages and/or increased competition for talent could prevent us from completing our services in a timely manner and may result in contractual penalties, the loss of clients or the failure to renew existing contracts. In addition, in April 2025, we launched a business optimization plan (the "Business Optimization Plan") to strategically transform our operations, which is expected to generate cost savings for the Company, including by examining practices and efficiencies in methods of working, reduction in headcount and optimizing external spend. The Business Optimization Plan may increase the risk of employee attrition, particularly among key personnel, senior leadership, or employees with critical technical, industry or client-specific expertise. Workforce actions, organizational changes, or uncertainty associated with our transformation efforts may negatively affect employee morale, engagement or retention, and may make it more difficult to attract and retain highly skilled professionals in a competitive labor market. In addition, as part of such optimization efforts, we may in the future face wrongful termination, discrimination or other legal claims from employees affected by ongoing changes in our workforce. We may incur substantial costs defending against such claims, regardless of their merits, and such claims may significantly increase our severance costs.

The total attrition rate among our Globers was 13.6%, 9.5% and 8.1% for the years ended December 31, 2025, 2024 and 2023, respectively. If attrition increases above historical levels, or if we are unable to hire or retain qualified personnel in sufficient numbers to appropriately staff projects, our operating efficiency, utilization rates and productivity levels could decline, while personnel and training costs could increase. In addition, we may be unable to timely deliver services, renew existing engagements or win new business, any of which could have a material adverse effect on our business, results of operations and financial condition.

We have been, and may in the future be, unable to achieve anticipated growth, which has had, and may in the future have, an adverse effect on our results of operations, business and prospects.

In recent periods, we have been unable to achieve anticipated growth. Several factors, including macroeconomic conditions, clients’ IT spending reductions, intense competition and the evolution of products with AI capabilities, have adversely affected, and may continue to adversely affect, clients’ demand for our services. As a result, our anticipated growth has slowed and could continue to slow for an indefinite period, which could adversely affect our results of operations.

We intend to continue our expansion and pursue existing and potential market opportunities. However, as we restructure our Studios, introduce new services or enter new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and which we may not be able to successfully mitigate, limiting our ability to grow these services or markets.

Our future growth also depends on our ability to recruit, hire and train technology professionals, grow our international operations, expand our delivery capabilities, add effective sales staff and management personnel, expand service offerings, maintain existing clients and win new business. Client demand, the availability of high-quality technical and operational personnel and their compensation rates, regulatory environments, the deployment of employees onsite or near client locations and other factors may place additional operational and structural demands on our business. If these demands are not managed effectively, they could have a material adverse effect on the delivery and quality of our services and on our ability to attract and retain technology professionals.

Any slowdown in our growth and/or failure to effectively manage growth through the continued improvement of our infrastructure, quality standards or ability to expand our services could adversely affect our results of operations.

Our business may be vulnerable to changes in political and economic conditions globally, including the effects of tariffs and other trade measures.

Our overall performance depends in part on global economic conditions. Global economic and business activities continue to face widespread macroeconomic uncertainties, including market volatility, changes in international economic and trade relations, supply chain disruptions, changes in the labor market, elevated interest rates and potential increases in inflation, foreign currency exchange rate fluctuations and recession risks, which may continue for an extended period. Additionally, the instability in the political environment in many parts of the world, including in the United States, and changes and uncertainty with respect to trade policies, actual or threatened tariffs, treaties, government regulations, executive orders, directives and enforcement priorities could have an adverse effect on the global economy and/or our business. Given the volatility and uncertainty regarding the scope and duration of tariffs and other aspects of U.S. and foreign government trade policies, the ultimate impact on our operations and financial results remains uncertain. Political tensions as a result of such trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets.

Adverse macroeconomic conditions may result in decreased or delayed spending on IT-related services by our current and prospective customers and business partners, reduced demand for or usage of our products and services, longer or delayed sales cycles, including current and prospective customers delaying contract signing or contract renewals, reduced budgets or minimum commitments related to the products that we offer, or delays in customer payments or our ability to collect accounts receivable, all of which could negatively affect our revenue and business. Additionally, our customers may be affected by changes and uncertainty in the global political environment with respect to trade and other policies. For example, uncertainty regarding the impact of tariffs on certain countries by the U.S. administration, as well as potential or actual retaliatory measures taken by trade partners, have adversely affected trade relations, put increased pressure on supply chains, and led to increased market volatility, and such effects may continue. Any resulting harm to our customers’ businesses could depress their usage levels and/or purchasing power and lead them to reduce their spending with us. Further, if customers fail to pay us as a result of adverse macroeconomic or geopolitical conditions or otherwise, we may be required to take steps to enforce the terms of our contracts and collect amounts due, which may not succeed. In an inflationary environment, we may be unable to raise the sales prices of our products and services at or above the rate at which our costs increase, which could have a material adverse effect on our financial results.

Further, if the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation could also increase our clients’ operating costs, which could result in reduced budgets for our clients and potentially less demand for our products and services. Consistent high inflation and any related high interest rates could have a material adverse effect on our business, results of operations and financial condition.

If the pricing structures we use for our client contracts are based on inaccurate assumptions regarding the cost, complexity or scope of our services, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operations.

We perform our services primarily under time-and-materials contracts. We charge clients for our services under these contracts at hourly rates, which are highly dependent on the complexity of the project, the anticipated staffing mix, internal forecasts of our operating costs, and expectations regarding future cost increases driven by wage inflation and other marketplace conditions. Typically, we do not have the ability to increase our hourly rates to offset salary and other costs increases. Because we conduct a substantial part of our operations through our operating subsidiaries located in Argentina, Colombia, México and India, our costs are subject to wage inflation and other local market conditions in these countries, which have increased significantly in recent years.

We also enter into fixed-price contracts, which are based on our assumptions and forecasts regarding the resources, time and costs required to deliver the agreed-upon services or complete the related project. These assumptions and forecasts are inherently uncertain and are often based on limited data. As a result, the actual resources, time and costs required may materially differ from our expectations. Revenues from our fixed-price contracts represented 28.0%, 25.1% and 18.3% of our total revenues for the years ended December 31, 2025, 2024 and 2023, respectively.

During 2025, we introduced a new subscription-based pricing model for certain of our AI-powered services, including engineering, product definition, design and testing at scale, which are delivered through our AI Pods powered by Globant Enterprise AI. These new AI Pods provide clients with access to agentic AI capabilities through monthly, token-based, metered subscriptions. We cannot provide assurance that this subscription-based pricing model will achieve market acceptance, that client demand for our AI-powered services will develop or grow as expected, that revenues generated under this model will meet our expectations, or that any revenue growth will be sustainable or indicative of continued customer demand or broad adoption of this model.

In addition, we rely, to a limited extent, on third-party suppliers of goods and services, and we cannot assure that our suppliers’ pricing terms will not increase and/or that we will be able to carry-forward such pricing increases to our clients.

Unexpected increases in salaries and other operating costs beyond our forecasts that we are not able to carry-forward to our clients, inaccuracies in estimated costs, resources and time required to perform time-and-materials or fixed-price engagements, any failure to meet contractual specifications, timelines or client expectations, unforeseen changes in a project’s scope, inaccuracies or uncertainties related to the pricing, demand, usage patterns or cost structure of our subscription-based pricing model, or the increase of our third-party suppliers’ pricing, could render certain contracts or subscriptions unprofitable. Any of these events could adversely affect our results of operations, financial condition and cash flows from operations.

If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operations may be adversely affected.

Our future success heavily depends upon the continued services of our senior management team and other key employees. The loss of one or more of our senior executives or key employees, whether due to resignation, termination or otherwise, could disrupt our operations, impair the execution of our strategy and adversely affect our relationship with clients. We may not be able to replace them in a timely manner or at all, particularly considering the intense competition for experienced executives and highly skilled professionals in our industry.

Our ability to attract and retain senior executives and key employees depends, in part, on the competitiveness of our total compensation arrangements, including equity-based incentive compensation. If the anticipated value of such incentives does not materialize due to volatility or declines in our share price, or if our overall compensation arrangements are not perceived as competitive, we may be unable to retain our senior executives and key employees or attract and retain new senior executives and key employees in the future, which could adversely affect our business and results of operations.

In addition, if any member of our senior management team, key employees or sales personnel were to join a competitor or establish a competing business, we may lose clients, suppliers, know-how and/or key IT professionals to any such competitor, and our revenues could be adversely affected. Certain of our senior executives and employees maintain close relationships with our clients, and their departure could increase the risk of client losses. Additionally, any unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel could further harm our competitive position and result of operations. Although we have entered into non-competition, non-solicitation and nondisclosure agreements with certain of our founders, senior executives and key employees, the enforceability of such agreements may be subject to legal, jurisdictional and practical limitations, and such agreements may not provide effective protection to us.

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

Our results of operations would also suffer if our innovations were not responsive to the needs of our clients, are not appropriately timed with market opportunities or are not effectively brought to market. Our competitors may be able to offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer. This may force us to compete on other fronts in addition to the quality of our services and to expend significant resources to remain competitive, which we may be unable to do. As we expand our software products and services, we may be exposed to new operational, legal, regulatory, ethical and technological risks that require us to take effective actions to protect our business.

If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected.

We generate a significant portion of our revenues from our ten largest clients. During the years ended December 31, 2025, 2024 and 2023, our largest customer based on revenues, The Walt Disney Company, accounted for 8.7% of our revenues in each such year. During the years ended December 31, 2025, 2024 and 2023, our ten largest clients accounted for 29.2%, 29.3% and 32.0% of our revenues, respectively.

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

We face competition primarily from large global consulting and outsourcing firms, digital agencies and design firms, traditional technology outsourcing providers, and the in-house product development departments of our clients and potential clients. Some of our competitors have substantially greater financial, technical and marketing resources and greater name recognition than we do, and may devote greater resources towards the development, promotion and sale of their services or pursue acquisitions or strategic relationships that enhance their competitive position. As a result, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IT services. Companies based in some emerging markets also present significant price competition due to their competitive cost structures and tax advantages.

In addition, we expect to continue to face competition from new technology services providers. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their services needs as opposed to relying on a third-party vendor, such as us. The technology services industry is also undergoing consolidation, which may result in increased competition in our largest target markets in North America and Europe from larger firms that may have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies or processes and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We cannot assure you that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.

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

As of December 31, 2025, approximately 13.5% of our Globers are covered by Collective Bargaining Agreements (“CBAs”), including Globers from our Brazilian, French, Spanish, Portuguese and Italian subsidiaries, as well as from some of our Argentinean subsidiaries. For complete details of the covered employees see “Directors, Senior Management and Employees — Employees”.

There can be no assurance that our non-unionized employees will not become unionized or become covered by existing or new CBAs, including as a result of acquisitions of businesses whose employees are subject to such agreements. In addition, existing CBAs may be amended, and we may become subject to new CBAs, that may impose more stringent or costly labor obligations, work rules or other restrictions than those currently applicable to us. We cannot assure you that we or our operating subsidiaries will not experience work disruptions, strikes or work stoppages in the future, including in connection with CBA negotiations or otherwise. In addition, we cannot assure you that we will be able to negotiate new CBAs on the same terms as those currently in effect. Any disruptions, strikes, work stoppages, changes to existing or new CBAs or to labor laws and regulations could materially adversely affect our business and results of operations.

Evolving and conflicting environmental, social and governance (“ESG”) related laws and regulations, stakeholders’ expectations with respect to ESG or our voluntary ESG goals could increase our compliance costs, expose us to litigation or reputational harm, and adversely affect our business, performance and results of operations.

ESG-related regulatory requirements and stakeholder expectations regarding our ESG strategy and commitments continue to evolve and diverge across jurisdictions, increasing the complexity and risks associated with ESG compliance. As investor policy and public sentiment changes, and regulations and legislation and presidential executive orders related to ESG disclosure and initiatives are adopted or suspended regionally and globally, our compliance obligations may not be aligned with investor, political, or legal support for or opposition to ESG investments, programs, and disclosure. Failure to invest in and comply with ESG initiatives and regulations could limit our access to certain markets, result in fines, or cause reputational harm. Likewise, our commitment to ESG policies and programs could similarly harm our business and reputation with investors, clients, and the public.

In the United States, certain states, including California, have enacted laws that impose significant climate-related disclosure and reporting requirements, including with respect to greenhouse gas emissions, climate-related financial risks and climate-related claims. In Europe, ESG regulation is also expanding and becoming more prescriptive. European Union laws and regulations, including those related to sustainability reporting, supply chain due diligence, climate transition planning and human rights, may impose extensive disclosure, governance and operational requirements on companies operating in or doing business with the EU.

The differing and sometimes inconsistent approaches taken by federal, state and international authorities increase the complexity and cost of ESG compliance. ESG regulatory requirements may require significant changes to our processes, controls and data collection practices and may expose us to additional compliance costs, regulatory scrutiny, penalties or civil liability if we fail to comply or if implementation requirements change, which may adversely affect our business, results of operations and financial condition.

At the same time, there has been increasing scrutiny of ESG- and, diversity, equity and inclusion (“DEI”)-related initiatives, including the enactment of, or proposals for, anti-ESG or anti-DEI legislation and policies in the United States, and heightened regulatory and public attention. Further, some advocacy groups and federal and state officials have asserted that the U.S. Supreme Court’s decision striking down race-based affirmative action in higher education in June 2023 should be analogized to private employment matters and private contract matters and several media campaigns and cases alleging discrimination based on such arguments have been initiated since the decision. If we were sued under any of these claims, our financial condition, reputation or business could be adversely impacted.

Increasingly, different stakeholder groups have divergent views on ESG matters, which increases the risk that any action or lack thereof with respect to ESG matters will be perceived negatively by at least some of them and adversely impact our reputation and business. Our actual or perceived ESG-related initiatives, policies or commitments and any failure to achieve or pursue them could result in unfavorable ESG ratings and/or negatively impact our reputation, and result in ESG-focused investors not purchasing and holding our common shares, loss of business from ESG-focused clients and potential clients, and difficulty attracting and retaining talent. This could negatively impact our revenue, profitability, share price and our access to and cost of capital, or otherwise materially harm our business.

Achieving our ESG goals and commitments, responding to ESG considerations, regulations, and policies and any potential litigation or enforcement actions involves risks and uncertainties, requires management attention and investments, and depends in part on third-party performance or data that is outside our control. We cannot assure that we will achieve our announced ESG goals and commitments, and our failure or perceived failure to achieve them, to maintain practices aligned with regulations and stakeholders’ expectations, or to comply with new ESG regulations or expectations could harm our reputation, adversely impact our ability to attract and retain customers and talent, and expose us to legal and regulatory proceedings and increased scrutiny from a range of stakeholders, what could have a material adverse effect on our business, results of operations, value chain and financial condition.

Our revenues are dependent on a limited number of industries, and any decrease in demand for technology services in these industries could reduce our revenues and adversely affect our results of operations.

During the years ended December 31, 2025, 2024 and 2023, an aggregate of 59.3%, 58.7% and 56.9% of our total revenues were generated from clients in the banks, financial services and insurance industries, media and entertainment, and consumer, retail and manufacturing. Our business growth largely depends on continued demand for our services from clients in these industries, as well as on trends in these industries to purchase technology services or to move such services in-house.

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

The services we provide and the software solutions we develop are often critical to our clients’ businesses. If our services consistently fail to meet our clients’ requirements or our software solutions contain defects, our clients’ businesses could be disrupted, which could result in the loss of clients or business, a reduction in our revenues or claims for substantial damages against us, and could seriously damage our reputation and limit our ability to attract new business.

We are often required to make certain representations and warranties regarding the quality and functionality of our software. Undetected software defects could result in contractual liability and litigation, which could have a material adverse effect on our business, financial condition, results of operations and reputation.

In addition, certain of our clients’ contracts require us to comply with security obligations including maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client’s system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impair our ability to provide services to clients, result in the loss of clients, have a negative impact on our reputation, and adversely affect our results of operations.

Although certain of our client contracts limit to some extent our liability for breaches of our obligations, such limitations may be unenforceable, may not apply in all circumstances, or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, may not be limited under our contracts.

If client damages are not limited or exceed our insurance coverage, or if coverage is denied by our insurance carriers for any reason, we could be exposed to significant uninsured losses, which could have a material adverse effect on our business, results of operations, financial condition and reputation.

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

We have expanded, and may continue to expand, our operations through strategically targeted acquisitions focused on deepening our relationships with key clients, extending our technological capacities including services over platforms, broadening our service offering and expanding the geographic footprint of our delivery centers. We completed a number of acquisitions in 2023, 2024 and 2025. Financing of any future acquisitions could require the incurrence of indebtedness, the issuance of equity or a combination of both. In addition, if we finance acquisitions by issuing shares or convertible debt, our existing shareholders may be diluted, which could affect the market price of our shares. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or legal liabilities, amortization of acquired intangible assets and difficulties entering into new markets. Acquisitions may also result in significant costs and expenses, including retention payments, equity compensation, assumed and/or acquired litigation and other unforeseen claims and liabilities. In addition, any client satisfaction or performance problems within an acquired business could have a material adverse impact on our company's corporate reputation and brand.

We cannot assure you that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

We have a significant amount of goodwill and intangible assets on our balance sheet, which could give rise to impairment charges in the future.

The amount of goodwill and intangible assets in our consolidated financial statements has increased significantly in recent years. Goodwill is assessed for impairment at least annually, or more frequently if conditions indicate that an impairment may have occurred. Acquired intangibles are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Our impairment assessments are based on estimates and assumptions regarding future operating results and cash flows, which are inherently uncertain and unpredictable and may differ from actual results. While we have concluded, for each year presented in the consolidated financial statements included in this report, that our goodwill and intangible assets are not impaired, changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill and intangible assets in future periods. We cannot assure you that any future impairment of goodwill and other intangible assets will not have a material adverse effect on our business, financial condition or results of operations. See “Part I – Item 5.E Operating and Financial Review and Prospects – Critical Accounting Estimates” and “Part III – Item 18. Financial Statements of this Annual Report on Form 20-F” for more information.

Our indebtedness may affect our ability to operate our business and secure additional financing in the future.

On June 18, 2025, Globant LLC, one of our U.S. subsidiaries, entered into Amendment No. 1 to the Fourth Amended and Restated Credit Agreement, with certain financial institutions listed therein, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender (the “Fourth A&R Credit Agreement Amendment”). Globant LLC’s obligations under the Fourth A&R Credit Agreement Amendment are guaranteed by the Company and its subsidiaries Globant España S.A. and Globant IT Services Corp., and are secured by substantially all of Globant LLC’s assets. The Fourth A&R Credit Agreement Amendment also contains certain customary negative and affirmative covenants, which compliance may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders. For more information, see "Additional Information - Material Contracts."

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

We have offices and operations in more than 31 countries around the world. If we are unable to manage the risks of our global operations and strategy, our results of operations and ability to grow could be materially adversely affected. The global economy has experienced and may continue to experience extreme volatility and disruptions caused by, among others, health pandemics, terrorist acts, political, social and civil unrest, wars and natural disasters. In connection with some of these disruptions, including the war between Russia and Ukraine as well as the conflict in the Middle East, the U.S. and other countries have imposed and may further impose significant sanctions to certain countries and certain individuals and entities from those countries, and, in addition, some of our customers and suppliers may restrict their business with entities in those countries, all of which could adversely affect us and our business, which in turn could have a material adverse effect on our financial condition and results of operations.

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

Currently, we enjoy tax benefits from promotion regimes and certain tax incentives in Uruguay, India, and Argentina, among other countries, and we may benefit from additional promotional regimes and tax benefits in the future. For detailed explanations and further discussion, see "Business Overview — Government Support and Incentives". If these tax incentives are changed, terminated, not extended or restricted, or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our financial condition and results of operation. In addition, other circumstances may impact the tax benefits that we receive. For example, since 2024, due to the limited allocation of funds in the Argentina’s Annual National Budget to finance the benefits granted under the Knowledge Economy Law No. 27,506 (the "Knowledge Economy Law"), the benefits received by our Argentine subsidiaries under such law have been reduced in real terms.

Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control.

For example, on January 1, 2024 we became subject to the new OECD Pillar Two model rules ("Pillar Two") on global minimum tax, which includes a global minimum tax rate of 15% for groups with a global turnover in excess of EUR 750 million, subject to certain exclusions. Despite a reduction in our effective tax rate to 19.7% in 2024, our effective tax rate increased to 25.3% in 2025 and may increase in the current and future years. See "Regulatory Overview - Taxation - Global Minimum Tax" and "Operating Results - Certain Income Statement Line Items - Income Tax Expense".

In September 2024, the Brazilian Parliament enacted the Lei da Reoneração Gradual da Folha (Gradual Payroll Tax Reimposition Law). Under this law, the Contribuição Previdenciária sobre a Receita Bruta (Social Security Contribution on Gross Revenue) tax rate will be gradually reduced by 20% in 2025, 40% in 2026, 60% in 2027, and fully eliminated by 2028. Simultaneously, the Folha Alíquota (Payroll Tax Rate) will gradually increase to 5% in 2025, 10% in 2026, 15% in 2027, and 20% from 2028 onward. In addition, Brazil is undergoing a significant structural overhaul of its consumption tax system pursuant to Constitutional Amendment No 132/2023, transitioning from a fragmented indirect tax model to a dual Value-Added Tax (VAT) framework composed of the federal Contribution on Goods and Services (CBS) and the state and municipal Tax on Goods and Services (IBS). The reform provides for a phased implementation period from 2026 through 2033 and is intended to simplify compliance and eliminate tax cascading. However, the implementation of the reform still remains subject to supplementary legislation that has to establish, among other matters, final tax rates and input credit recovery mechanisms. As a result, we are currently unable to determine the ultimate impact of this reform on our Brazilian subsidiaries.

On December 22, 2025, pursuant to Legislative Decree No. 1390 of 2025, the national government of Colombia declared a State of Economic, Social and Ecological Emergency for a period of 30 days. As a result of this declaration, the President of Colombia has been granted temporary exceptional powers to issue legislative decrees strictly intended to address the crisis, including authority to adopt economic, budgetary, fiscal and tax-related measures without the ordinary legislative process. The scope, duration and ultimate impact of such measures remain uncertain. In this context, Legislative Decree No. 1474 of 2025 introduced a number of tax measures, including: (i) changes to value-added tax (VAT) and excise duties; (ii) an increase in the income tax surcharge applicable to financial institutions to 15%; (iii) amendments to the wealth tax regime; and (iv) relief measures, including reductions in penalties and default interest, intended to facilitate compliance with outstanding tax, customs and foreign-exchange obligations. In addition, the decree introduced a tax normalization mechanism allowing taxpayers who previously omitted assets or reported non-existent liabilities to regularize their tax position. On January 29, 2026, the Constitutional Court of Colombia ordered the provisional suspension of the Decree No. 1390 declaring the state of emergency and, therefore, implementation of the foregoing measures remain subject to constitutional review.

In addition, on December 26, 2025, the Argentine Congress approved Law No. 27,799 which introduced broad amendments to the Federal Tax Procedure Law, the Civil and Commercial Code and other tax rules in Argentina. Among other changes, the law significantly increased penalties for formal tax infringements, modified the statute of limitations for federal taxes by allowing a reduction from five to three years when certain conditions are met and introduced new mechanisms for avoiding or extinguishing criminal tax actions, including additional cases in which the tax authorities will abstain from filing criminal complaints.

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

Compliance with complex international laws and regulations that apply to our international operations increases our cost of doing business. These numerous, and sometimes conflicting laws and regulations include, among others, import/export controls, content requirements, trade restrictions, tariffs, taxation, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act ("UKBA"), anti-money laundering, whistle blowing, regulations to prevent modern slavery in supply chains, internal control and disclosure rules, such as the SEC Rules on Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure by Public Companies.

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

The market price of our common shares may be volatile, has experienced, and in the future may experience, sudden declines and may be influenced by many factors, some of which are beyond our control, including:

•the failure of financial analysts to cover our common shares or changes in financial estimates by analysts;
•actual or anticipated variations in our operating results, financial performance or growth prospects;
•changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the shares of our competitors;
•changes in market conditions and macroeconomic developments;
•changes in industry-wide developments;
•announcements by us or our competitors of significant contracts or acquisitions;
•future sales of our common shares;
•any repurchases by us of our outstanding common shares under our share repurchase program;
•trading volume of our shares; and
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

As a “foreign private issuer” under the U.S. securities laws, we are not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to U.S. domestic issuers. We may no longer be a foreign private issuer in the future, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. Currently, in order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(1) a majority of our executive officers or directors cannot be U.S. citizens or residents, (b)(2) more than 50 percent of our assets must be located outside the United States and (b)(3) our business must be administered principally outside the United States. On June 4, 2025, the SEC published a Concept Release on Foreign Private Issuer Eligibility, or the “Concept Release”, inviting public comment on potential amendments to the definition of “foreign private issuer.” The Concept Release highlights six possible approaches to amending the foreign private issuer definition, including updating the existing eligibility requirements, adding a foreign trading volume requirement, adding a major foreign exchange listing requirement, requiring that each foreign private issuer be incorporated in a jurisdiction that the SEC determines to have a robust regulatory and oversight framework, developing robust mutual recognition systems and adding an international cooperation arrangement requirement. To the extent the SEC adopts rules amending the definition of “foreign private issuer,” we may no longer qualify as a foreign private issuer. If we lose our status as a foreign private issuer, or are required to list our shares on a foreign exchange to maintain our status as a foreign private issuer, it would increase our legal and financial compliance costs and make some activities highly time-consuming and costly. If we lost our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers and will require that we prepare our financial statements in accordance with U.S. GAAP. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will be significantly higher than the cost we would incur as a foreign private issuer. If we have to list shares on a foreign exchange, it could result in higher and duplicative costs of complying with two listing regimes, operational complexity and increased regulatory exposure.

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

As a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404, which requires management assessments and certifications of the effectiveness of our internal control over financial reporting. We have concluded that our internal control over financial reporting is effective as of December 31, 2025 (see "Item 15. Controls and Procedures" for additional information). However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. We may identify material weaknesses in the future and, accordingly, we may not be able to conclude that our internal control over financial reporting is effective in future periods as required by Section 404.

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

As a "foreign private issuer" in the United States, we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. For example, we are exempt from certain rules under the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares; however, pursuant to the Holding Foreign Insiders Accountable Act enacted on December 18, 2025, our directors and officers will, effective March 18, 2026, become subject to the public reporting requirements of Section 16(a) of the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they may deem important, which may result in our common shares being less attractive to investors.

We cannot guarantee that the repurchase of our common shares pursuant to our announced share repurchase program will enhance long-term shareholder value.

In September 2025, our board of directors approved a new share repurchase program authorizing the allocation of up to $50 million per quarter, subject to a maximum aggregate of $125 million, for the repurchase of our common shares beginning in the fourth quarter of 2025 through the fourth quarter of 2026 (the "Repurchase Program"). The timing and price of repurchases as well as the actual number of shares repurchased under the share repurchase program will be at our discretion and will depend on a variety of factors, including business and market conditions, the share price, regulatory requirements and limitations, corporate liquidity requirements and priorities, legal requirements and restrictions in the agreements governing our indebtedness, alternative investment opportunities, acquisition opportunities and other factors. In addition, our ability to repurchase may be limited by law, action by creditors, regulatory authority or agreements with third parties. As of the date of this annual report, we have repurchased an aggregate of 1,558,560 of our common shares for a total purchase price of $99,966,003.35 under the Repurchase Program.

Repurchases of our common shares pursuant to our Repurchase Program could affect the market price of our common shares or increase its volatility, and could potentially reduce the market liquidity for our common shares. Additionally, our Repurchase Program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. There is no assurance that our Repurchase Program will enhance long-term shareholder value, and short-term share price fluctuations could reduce the Repurchase Program’s effectiveness.

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

Under Luxembourg Companies Law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, in accordance with Luxembourg law, our articles of association authorize our board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by Luxembourg law to the extent our board deems such suppression, waiver or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including a premium). This authorization is valid from the date of the extraordinary general meeting of shareholders, which was held on May 10, 2024, and ends on May 10, 2029, the fifth anniversary of the date of such meeting. In addition, a shareholder may not be able to exercise the shareholder's pre-emptive right on a timely basis or at all, unless the shareholder complies with Luxembourg Companies Law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were founded in 2003 by Martín Migoya, our Chairman and Chief Executive Officer; Guibert Englebienne, our President of Globant X, Globant Ventures and Latin America; Martín Umaran, our Chief Corporate Development Officer and President of EMEA; and Nestor Nocetti, our Chief Corporate Affairs Officer. From our inception, our objective has been to build a global technology services company focused on supporting organizations' digital transformation and creating opportunities for talent around the world to make a positive global impact.

Through organic growth and strategic acquisitions, we have expanded our network of locations and are now present in 31 countries. Organizations such as Endeavor, IDC MarketScape, Gartner, Everest Group, Frost & Sullivan, Great Place to Work, Fortune and Fast Company have recognized our accomplishments. The Massachusetts Institute of Technology, Harvard University and Stanford University in conjunction with the World Economic Forum have utilized Globant as a business-school case study in entrepreneurship.

In 2009, we introduced our Studio model to deliver tailored solutions focused on specific challenges and improving the connection between organizations and their customers and employees. These Studios are intended to foster creativity and innovation, while allowing us to build, enhance and consolidate expertise around a variety of emerging technologies and industries.

In July 2014, we completed the initial public offering of our common shares in the United States. Since then, we have completed five follow-on offerings in the United States, with the most recent offering in May 2021.

In 2021, we established Globant X, our products and platforms division which in 2025 evolved into Globant's current AI services offering, encompassing our portfolio of AI platforms and agentic solutions designed to transform business operations and enhance enterprise-wide productivity.

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

In 2024, we consolidated our Globant Gut Studio, expanding our services offering to include advertising, strategy, marketing technology, content, design, media, commerce services and product innovation. In October 2025, the studio was rebranded as GUT Network to unify all our marketing and advertising capabilities under one global network.

In 2025, we introduced AI Pods, a subscription-based model designed to support enterprise AI adoption and announced a collaboration with OpenAI focused on advancing responsible AI solutions. We strengthened our relationships with major cloud providers by entering into a Strategic Collaboration Agreement with AWS, achieving AWS Managed Service Provider designation, and obtaining multiple AWS competencies across Media and Entertainment, Financial Services and Managed Security Services. We also expanded our partner ecosystem through a Strategic Partner Agreement with Google Cloud, recognition through Google Cloud Partner Awards, Adobe Platinum Partner status, and Salesforce expert-level implementation recognition. In parallel, we continued to develop industry-specific capabilities through renewed collaboration with FIFA, new partnerships with Riot Games and Unity, and recognition as a finalist for Microsoft’s Telco and Media Partner of the Year Award. Additionally, we expanded our geographic presence by opening our Middle East regional headquarters in Riyadh and entering into a partnership with Red Sea Global. Lastly, IDC MarketScape recognized us as a Leader in both Worldwide Experience Design Services and Worldwide Experience Build Services.

For more than eleven years, we have been committed to investing in AI. This long-term investment has enabled us to increase our service and product offerings and support our clients with expertise in the area. By concentrating on AI agents, we enhance our capacity to deliver innovative solutions that seamlessly align with the distinct requirements of each industry, making technology more intelligent and responsive.

Capital Expenditures

Our capital expenditures for the years ended December 31, 2025, 2024 and 2023 amounted to $89.5, $110.7 and $126.5 millions, respectively. These capital expenditures were related primarily to internal development activities, the acquisition of software licenses, strategic businesses acquisitions, and the development of our delivery centers. We expect capital expenditures related to strategic acquisitions to decrease in absolute terms over the next twelve months. Capital expenditures related to internal development, software license acquisitions, and the development of our delivery centers are expected to remain stable or decrease in absolute terms, as we do not anticipate opening new locations and expect only limited headcount growth. We anticipate that our capital expenditures in 2026 will be financed through cash generated from operations, existing cash and cash equivalents, and available borrowings under the Fourth A&R Credit Agreement Amendment.

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

In 2025, we acquired Omni.Pro, a consultancy focused on delivering Adobe-based digital transformation services.

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

Our Services

Established in 2003 by four entrepreneurs in Argentina, we have evolved to become a leading global technology service provider. Today, we are a publicly-traded company, with our common shares listed on the NYSE under the ticker symbol “GLOB”. We continue to maintain the entrepreneurial spirit of our founders throughout our business.

We provide technology services and solutions that support organizations in their AI and digital transformation initiatives, combining software engineering, innovation, design at scale capabilities and industry expertise, and are continuously evolving in parallel with technological advances.

During 2025, we delivered our services primarily under time-and-materials contracts, which represent the substantial majority of our engagements and, to a lesser extent under fixed-price contracts. In addition, we generate a limited portion of our revenues from the sale of technology solutions, software licenses and other contractual arrangements.

In addition, in 2025 we introduced AI Pods, a subscription -based delivery model. See "Our Delivery Model".

Cross-Functional Power at Scale

During 2025, we reorganized our operating model around four pillars:

1) Three core Studios (together, the “Core Studios”)

Our Core Studios provide cross-functional expertise and execution strength across engagements:

•Digital Studio: enhances efficiency and accelerates breakthroughs by integrating AI into the software development lifecycle. The capacities within this Studio are comprised of AI, Connected Experiences, Cybersecurity, Data, Immersive Experiences, Quality Engineering, Robotics, Engineering, CloudOps, Blockchain, Business Hacking, Cultural Hacking and Agility, Fast Code, Internet of Things, Digital Twin, Payments, Legal AI, Sustainable Business and Loyalty.
•GUT Studio: empowers our clients to better connect their brands to end-consumers through remarkable experiential marketing. Using the latest technology, including AI, our teams turn data into insights and actions to obtain great results for our clients through the following Studios: Strategy, Advertising, Content and Social, Full Funnel Media, Martech, Design, Product, and Commerce.
•Enterprise Studio: leverages tailored technology for streamlined operations and productivity at scale. We provide customers with the end-to-end business process transformation services they need to prepare their entire organization for reinvention. The Studios within this network consist of SAP, ServiceNow, Salesforce, Oracle, AWS, Adobe, Google Cloud, Microsoft and Process Optimization.

2) Our AI Industry Studios

Our AI Industry Studios combine AI capabilities with deep domain expertise to enable industry-specific transformation across the following sectors:

•Financial Services;
•Media, Entertainment, Sports & Leisure;
•Healthcare & Life Sciences;
•CPG, Retail & Automotive;
•Gaming & EdTech;
•Airlines;
•Energy, Oil & Gas; and
•High Tech & Professional Services.

Together, our Core Studios and AI Industries Studios move us beyond generic AI deployment, enabling industry-specific transformation with speed, precision and measurable impact.

3) AI Pods

Our AI Pods consist of a subscription-based delivery model for AI-powered services that complements our traditional delivery approach. AI Pods are designed to provide clients with scalable access to AI-enabled capabilities across functions such as software engineering, product development, design and quality assurance, supported by Globant professionals and powered by our Globant Enterprise AI platform. This model is intended to enhance efficiency, predictability and speed to market, while enabling deeper integration of AI into our client engagements across industries and geographies.

4) Globant Enterprise AI

Globant Enterprise AI is our Agentic Innovation Platform and productivity booster. Globant Enterprise AI (GEAI), serves as the foundation of our agentic offering and enables the development, orchestration, and governance of private AI-powered systems that learn, adapt, and evolve autonomously in a secure and cost-effective manner. To turn this vision into reality, Globant Enterprise AI is structured into 3 integrated hubs:

•The Corporate Hub grounds intelligence in how the organization truly operates. Through the Corporate Hub, we assist clients by connecting data, processes, transactions, and industry knowledge into a trusted source of memory, governance, and compliance. Within the Corporate Hub, signals gain meaning and solutions become enterprise-aware rather than generic.

•The AI Hub connects and governs foundation and custom models, enabling industry-specific fine-tuning, continuous evaluation, and optimization, while remaining model-agnostic and adaptable as AI paradigms change. This is where intelligence stays relevant, trustworthy, and aligned with long-term enterprise objectives.

•The Agents Hub enables autonomous action through the creation and coordination of agents and agentic workflows that operate across systems, teams, and increasingly across physical environments. Here, digital intent is translated into real-world execution.

Built on GEAI, we have developed some signature agentic suites such :

•GeneXus: The Agentic Suite for Enterprise Systems Evolution, with native agentic low-code, to build enterprise-class systems. By combining software modeling with generative and symbolic AI, GeneXus ensures deterministic code generation and long-term maintainability, delivering repeatable, secure, and scalable solutions that meet enterprise-grade standards for performance, security, and continuous evolution.
•Globant CODA: The Agentic Suite for Software Development, which brings together Agents, low-code and no-code tools, and embedded AI assistants built to supercharge human performance and accelerate every stage of the Software Development Life Cycle.
•Navigate Digital Twin: The Agentic Suite for Process Optimization that replicates clients’ processes to avoid bottlenecks and improve efficiency.
•Navigate Service Assist: The Agentic Service Support Suite that seamlessly integrates into IT Service Management and Customer Support tools to improve performance and minimize operational costs.
•Fusion: This Agentic Suite enhances marketing, communications, and advertising with AI at the core.

In addition to these agentic suites, Globant’s AI offering also includes the following platforms:

•StarMeUp: The employee engagement and talent experience platform that enhances the employee experience, fostering a more human-centric culture that drives engagement and organizational performance.
•DaXia: The embedded finance accelerator platform that enables enterprises to integrate financial products and services into digital ecosystems, supporting fintech, payments and loyalty solutions.

In 2025, we integrated certain of our AI platforms’ capabilities with our Studio model to create a fully integrated offering intended to support AI-driven transformation from strategy to execution. Building on this approach, we introduced AI Industry Studios, which combine AI capabilities with domain expertise to support industry-specific transformation in the following sectors: Financial Services; Media, Entertainment, Sports & Leisure; Healthcare & Life Sciences; CPG, Retail & Automotive; Gaming & EdTech; Airlines; Energy, Oil & Gas and High Tech & Professional Services.

Our Delivery Model

Our cultural affinity with our clients enables increased interaction that creates close client relationships, increased responsiveness and more efficient delivery of our solutions. As we grow and expand our organization, we will continue diversifying our footprint by expanding into additional locations globally. In addition, we believe our presence in many countries creates a key competitive advantage by allowing us to benefit from the abundance of high-quality talent in the region, cultural similarities and geographic proximity to our clients.

During 2025, we delivered our services primarily under time-and-materials contracts, which represent the substantial majority of our engagements and, to a lesser extent under fixed-price contracts. In addition, we generate a limited portion of our revenues from the sale of technology solutions, software licenses and other contractual arrangements.

In 2025 we introduced AI Pods powered by our Globant Enterprise AI platform. This model is intended to enhance efficiency, predictability and speed to market, while enabling deeper integration of AI into our client engagements across industries and geographies. See “Risk Factors — Risks Related to Our Business and Industry — "If the pricing structures we use for our client contracts are based on inaccurate assumptions regarding the cost, complexity or scope of our services, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operations.”

Our "Be Kind" Initiative

With the United Nations Sustainable Development Goals as a guiding framework and the ambition to expand our ESG commitments to positively impacting communities, in 2020, we launched our "Be Kind" initiative. As our Sustainability strategy, Be Kind unites positive impact programs for its main stakeholders and consolidates initiatives to tackle critical issues, such as climate change, wellness in the workplace, education, misuse of technology, and ethics in AI, among others. Our Be Kind initiative is built on four pillars: "Be kind to Yourself", which emphasizes self-care; "Be kind to your Peers", which focuses on our commitments to our coworkers and community; "Be kind to Humanity", which emphasizes the responsible and inclusive use of technology; and "Be Kind to the Planet", which is dedicated to transforming society by promoting sustainable practices. In addition, our Environmental Policy emphasizes operating within the planet’s physical limits, fostering collaboration among Globers, suppliers, clients, and stakeholders. For more information regarding our sustainability strategy, please see our Integrated Report, which can be found on our website. The content of the Integrated Report and our website are not incorporated by reference into this annual report. Our sustainability initiatives are intended to support long-term value creation and risk management; however, the scope, timing and outcome of these initiatives may evolve and are subject to various factors, including regulatory developments, technological change and business priorities. See “Risk Factors — Risks Related to Our Business and Industry — “Evolving and conflicting environmental, social and governance (“ESG”) related laws and regulations, stakeholders’ expectations with respect to ESG or our voluntary ESG goals could increase our compliance costs, expose us to litigation or reputational harm, and adversely affect our business.”

Our talent and our culture

Our culture

Our culture is the foundation of our distinctive approach and the engine that drives our organization forward. We define it as entrepreneurial, flexible, sustainable, and team-oriented, supported by three motivational pillars and nine core values.

Our motivational pillars are (i) Autonomy: empowering employees to own their projects and careers; (ii) Mastery: fostering continuous improvement and excellence; and (iii) Purpose: guiding our long-term goal of challenging conventions, delivering innovative software solutions, and creating value for stakeholders.

Our core values consist of Think Big, Drive Innovation, Excellence in Your Work, Team Player, Have Fun, Be Kind, Own the Place, AI Hero and Cross-Selling Hero, each of which reflects the mindset created by our motivational pillars.

Think Big, Drive Innovation, and Excellence in Your Work encourage ambition, creativity, and high standards, while Team Player and Have Fun promote collaboration, connection, and a positive work environment. Be Kind underscores ethical conduct, integrity, and social responsibility. Own the Place reinforces our entrepreneurial spirit and accountability. AI Hero highlights AI as a strategic differentiator at the core of our offerings, while Cross-Selling Hero encourages collaboration across teams to amplify the impact of our solutions.

Our culture is embedded across the organization through structured practices, systems, and governance, including our Agile Pod Framework, onboarding, talent development programs, and continuous feedback initiatives. It is reinforced through company-wide forums, hackathons, celebrations, and our inverted pyramid leadership philosophy, supported by formal policies such as our Code of Ethics and Conduct, Talent Manifesto, and leadership framework.

Our Workplace

Our workplaces are designed to enhance the employee experience by supporting flexibility, comfort, and diverse ways of working. Our model offices enable employees to move between environments throughout the day while fostering collaboration, connection, and cultural exchange that complement remote work.

Employees’ Career Development

We support employee growth across five professional development dimensions: Technology, through our Studios and internal training programs; Clients, via exposure to leading global clients; Industries, by enabling specialization across sectors; Specialty, through vertical and lateral career paths; and Geocultural Diversity, through international projects and mobility opportunities.

Entrepreneurship

Founded as a startup, we continue to promote an entrepreneurial mindset across the organization. Employees are encouraged to identify opportunities, develop innovative solutions, and contribute to the evolution of our services. Further, through Globant Ventures, our startup accelerator, we invest in early-stage, purpose-driven companies focused on AI, Blockchain, and Future of Work technologies.

Availability of High-Quality Talent

According to the World Economic Forum’s Future of Jobs Report 2025, demand for technology-driven roles is expected to grow significantly by 2030, driven by AI, robotics, and digital transformation. Our sources of technology talent continue to contribute to strong graduate pipelines, digital workforce growth, and specialized expertise in AI and data-driven roles.

We leverage our global workforce to address future challenges and deliver exceptional client value. In 2024, we redefined our Talent Delivery Centers to enhance scalability and adaptability, embedding conversational AI into our processes and introducing AI agents to automate repetitive recruiting tasks, enabling a more personalized talent experience.

Competition

The markets in which we operate are competitive and subject to rapid change. We compete with global IT service providers. Key competitive factors in our business include: innovation capabilities; technical expertise and industry knowledge; breadth of services offerings; reputation and track record for high-quality and on-time delivery work; effective employee recruiting; training and retention; responsiveness to client needs; scale; financial resources; and pricing.

We compete with various technology service providers such as Accenture, Atos, Capgemini, Cognizant Technology Solutions, Deloitte Digital, DXC Technology, Endava, EPAM Systems, Inc., Genpact, GlobalLogic, Grid Dynamics, HCL Technologies, Infosys, Tata Consultancy Services, CI&T and Wipro, among others. Additionally, we compete with numerous smaller local companies in the various geographic markets in which we operate.

Operating Segment Overview and Principal Markets

For the years ended December 31, 2025, 2024 and 2023, the majority of our services were delivered under time-and-materials contracts and, to a lesser extent, under fixed-price contracts. We also generated a limited portion of our revenues from the sale of technology solutions, software licenses and other contractual arrangements. For additional information regarding the breakdown of our revenues by contract type, see “Operating Results — Certain Income Statement Line Items — 2025 Compared to 2024 — Revenues by Contract Type".

We have development centers in North America, Latin America, Europe, the Middle East, Asia and Oceania, where we have established initiatives to promote and assist individuals who wish to join the IT industry. As of December 31, 2025, we had 28,773 employees worldwide, and operations through subsidiaries with offices and employees in 31 countries.

Our revenues are sourced from the following four regions: North America, Latin America, Europe and New Markets. Geographical source revenues are reported based on the client site served, regardless of the location of the client’s headquarters or the location of the delivery center performing the services. For additional information regarding the breakdown of our revenues by client location, see “Operating Results — Certain Income Statement Line Items — 2025 Compared to 2024 — Revenues by Client Location”.

The Market Opportunity

Technology continues to influence business strategies across multiple industries. The rapid evolution of digital tools, including AI, compels organizations to reevaluate their operational frameworks and customer engagement strategies. The ongoing transformation, driven by generative AI and advanced analytics, is fundamentally altering business practices and establishing new competitive paradigms. To remain relevant and thrive in an increasingly digital environment, companies must proactively embrace these changes.

The demand for digital transformation services is expected to increase as organizations continue to invest in technology. Industry experts have identified several key trends that are expected to dominate the technological landscape and influence demand for digital transformation services in the coming years, including the following:

•Cloud IT Services Growth. According to Gartner, the cloud IT services market is expected to reach approximately $439 billion by 2028. Gartner estimates that the percentage of organizations adopting more complex hybrid environments and requiring external public cloud IT transformation services may increase.
•AI Services Expansion. Gartner projects that the market for AI services may reach approximately $609 billion by 2028, with a CAGR of 21.4%. Of particular note is the significant growth of generative AI capabilities, which according to Gartner is expected to represent 25% of all AI services engagements by 2028. This anticipated trend highlights a move towards outcome-focused AI implementations that prioritize business results over technology. By 2026, 70% of organizations are expected to emphasize the outcomes facilitated by AI, reflecting a broader shift in corporate priorities.
•Investment in Product Engineering Services. According to IDC, spending on product engineering and operational technology services will increase to approximately $350.7 billion by 2028. Companies are increasingly seeking external expertise to drive their product development processes, particularly as they look to innovate in digital and physical domains. This growing demand emphasizes the need for consulting firms to offer tailored solutions that address the complexities of modern product engineering challenges.

As organizations address evolving technology requirements, they may increasingly engage external service providers to support their digital transformation initiatives. In addition, organizations that prioritize sustainability, agility and innovative practices will thus be better equipped to respond to evolving market demands and technological advancements.

Business and Tech Trends

We are facing a technological movement that we expect to redefine society’s interaction with the digital world and support a new phase of enterprise transformation. The expected technological advancements signify not merely technical innovations but rather a transformative shift towards a more intuitive and seamless technological environment that will be integrated into business operations and daily lives.

AI is quickly evolving and increasingly becoming more deeply embedded across enterprise processes and everyday experiences. This progression heralds a future characterized by revolutionary innovation and a more connected, human-centric technological landscape. Based on industry research, several technology trends may significantly shape the landscape in the near term, including:

•Agentic AI. Agentic AI is emerging as a key driver of enterprise transformation as organizations move beyond assistive generative AI toward systems capable of setting goals, making decisions, and executing tasks autonomously within defined parameters. According to Gartner, 75% of enterprises are currently experimenting with AI agents, although only 15% have deployed fully autonomous, goal-driven systems, underscoring the early stage of adoption. Gartner further notes that 42% of enterprises plan to deploy AI agents. We believe this momentum reflects a growing focus on operational scalability, governance, and business impact as agentic AI becomes embedded into core enterprise processes.
•Quantum Communication. Quantum communication is gaining relevance as a critical enabler of secure data exchange in the emerging post-quantum environment. According to Hyperion Research, by 2026 approximately 18% of global quantum algorithm revenues are expected to be driven by AI-related applications, highlighting the convergence between quantum technologies and artificial intelligence. As concerns around cryptographic resilience and long-term data protection increase, quantum communication technologies such as quantum key distribution are expected to play an increasingly important role in supporting secure enterprise and government infrastructures.
•Polyfunctional Robotics. Robotics is evolving from task-specific automation toward polyfunctional, AI-powered systems capable of performing multiple tasks and adapting to dynamic environments. According to Precedence Research, the global advanced robotics market is projected to grow from $44.7 billion in 2024 to nearly $280 billion by 2034, representing a compound annual growth rate of approximately 20%. Gartner estimates that by 2030, one in 20 supply chain managers will manage robots rather than humans, reflecting the expanding role of intelligent robotics across industrial and enterprise operations. We expect this evolution to further accelerate the integration of AI-driven robotics into critical business workflows.
•Ambient Intelligence. Ambient intelligence is emerging as a new paradigm in which technology becomes embedded into physical and digital environments, reducing friction and enhancing human experience. According to Grand View Research, the global ambient computing market is projected to reach $352.7 billion by 2033, growing at a compound annual growth rate of 25.3% from 2025. We view this evolution as a shift toward more seamless, context-aware systems, with DataM Intelligence estimating that the ambient intelligence market could reach $182 billion by 2032, driven by adoption across sectors such as healthcare, retail, smart infrastructure, and entertainment.
•AI-Powered Cybersecurity. Cybersecurity is increasingly shaped by the use of AI by both attackers and defenders, accelerating the shift from reactive protection models toward predictive and adaptive security approaches. According to Cyber Defense Magazine, the global cost of cybercrime is projected to reach $24 trillion by 2027. IBM’s Cost of a Data Breach Report 2025 indicates that organizations using AI-driven security solutions can achieve average savings of $1.9 million per breach, while TASS reports that approximately 85% of cyberattacks in 2026 are expected to involve AI. We believe these dynamics reinforce the importance of AI-powered cybersecurity as a foundational capability for enterprise resilience.

The timing, scale and commercial impact of these trends remain uncertain and may vary by industry and geography. As we navigate this dynamic environment, we remain committed to leveraging these advancements to deliver innovative solutions and create lasting value for our stakeholders.

Strategy

Our strategy focuses on supporting client technology, AI and digital transformation initiatives across multiple industries to assist organizations in addressing evolving customer and workforce demands through the use of the latest technologies and methodologies. Key elements of our strategy include the following:

Revenue growth

We continue to focus on delivering innovative and high value-added solutions that drive revenues for our clients, thereby strengthening our relationships and creating additional revenue opportunities for us. We will continue to target new clients by leveraging our AI engineering, design and innovation capabilities and our deep understanding of emerging technologies and industries. We will focus on building our brand in order to further penetrate our existing and target markets where there is a strong demand for our knowledge and services.

Continue focusing on AI, emerging technologies and digital transformation

Our Studios deliver software solutions through the use of our expertise across industries, in emerging technologies and in related market trends. As new technologies emerge and as market trends evolve, we may add Studios to capture additional business opportunities and enter new markets.

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

Development of products and platforms

Through Globant Enterprise AI (GEAI), among other offerings, we will continue to focus on expanding our product and platform offerings to keep transforming the business operations of our clients, stimulating their growth potential and helping them to improve their business and operations. These investments help us to further enhance our differentiation and competitiveness in the marketplace. Our disciplined investment strategy, which acts as a catalyst to fuel organic growth, is focused on scaling our business in high-growth areas; adding skills and capabilities in new areas; and deepening our industry and functional expertise.

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

Competitive Strengths

We believe the following strengths differentiate Globant from competitors and create the foundation for continued rapid growth in revenues and profitability:

Deep AI expertise to propel business transformation

Globant’s deep knowledge of AI combines advanced technical expertise with real-world implementation experience across industries. For more than a decade, Globant has been developing and deploying AI solutions, building a strong foundation of capabilities, assets, and best practices. Rather than treating AI as a standalone capability, we integrates it into broader business transformation, helping clients move from experimentation to measurable outcomes. Its teams understand not only models and data architectures, but also the operational and product implications of deploying AI at scale. This approach is further strengthened by AI Pods, a subscription-based delivery model that provides scalable access to AI-powered capabilities across functions, enhancing efficiency, predictability, and speed to market while embedding AI more deeply into client engagements worldwide.

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

Long-term relationships with blue chip clients

We have built a roster of blue chip clients, such as Google and The Walt Disney Company, many of which themselves are at the forefront of emerging technologies and with whom we have been working for more than ten years. We believe that our success in developing these client relationships reflects the innovative and significant value-added services that we provide along with our ability to positively impact our clients’ business. Our relationships with these enterprises provide us with an opportunity to access large IT, research and development, and marketing budgets. These relationships have driven our growth and have enabled us to engage with new clients.

Global delivery with access to deep talent pool

We have built a strong foundation with respect to our delivery footprint, and as a key element of our strategy, we continue to focus on expanding our delivery footprint, including increasing the number of employees that work onsite at our clients or near client locations. By expanding our global delivery footprint, we expect to gain access to additional pools of talent to effectively meet the demands of our clients.

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

Seasonality

Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. Our revenues tend to be higher in the third and fourth quarters of each year compared to the first and second quarters of each year due to seasonal factors. During the first quarter of each year, which includes summer months in the southern hemisphere, there is a general slowdown in business activities and a reduced number of working days for our IT professionals based in the southern hemisphere, which results in fewer hours being billed on client projects and therefore, lower revenues being recognized on those projects. In addition, some of the reduction in the number of working days for our IT professionals in the first or second quarter of the year is due to the Easter holiday. Depending on whether the Easter holiday falls in March or April of a given year, the effect on our revenues and profitability can appear either in the first or second quarter of that year. Our revenues derived from our GUT Studio are typically much higher towards the fourth fiscal quarter due to the holiday season. Finally, we may implement annual salary increases in the second and fourth quarters of each year. Our revenues are traditionally higher, and our margins tend to increase, in the third and fourth quarters of each year.

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

We typically enter into a master services agreement (or MSA) with our clients, which provides a framework for services and a statement of work (or SOW) to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. We generate 49.8% of our revenue from long-term projects with terms greater than 24 months.

During 2025, 2024 and 2023, our ten largest clients based on revenues accounted for 29.2%, 29.3% and 32.0% of our revenues, respectively. Our top client for the years ended December 31, 2025, 2024 and 2023, The Walt Disney Company, accounted for 8.7% of our revenues in each such year. Additionally, for the year ended December 31, 2025, 2024 and 2023, 96.0%, 93.7% and 89.6% of our revenues, respectively, came from existing clients who engaged our services in the prior year. We believe our success in building our client base in one of the most sophisticated and competitive markets for IT services demonstrates the strength of our value proposition, the quality of our execution and the value of our culture of innovation and entrepreneurial spirit.

For additional information regarding the breakdown of the distribution of our clients by revenue, see “Operating Results — Certain Income Statement Line Items — 2025 Compared to 2024 — Revenue by Client Concentration — Distribution of our Clients by Revenues".

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

Under our multi-pronged, integrated sales and marketing strategy, our senior management, sales executives, sales managers, account managers and engagement managers work collaboratively to target, acquire and retain new clients and expand our work for existing clients. Globant's team is currently comprised of 395 sales professionals worldwide.

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

Since its launch in 2016, we have pursued our growth strategy within the framework of our “50-Squared” vision. Under this initiative, we assigned our most senior teams to focus on 50 clients. As our “50-Squared” vision evolved, we expanded our service offerings, broadened our geographic reach, and enhanced our industry capabilities, while attracting top-tier talent across industries and regions worldwide. Many of our key clients have grown under this program. In 2021, we expanded this strategy into our “100-Squared” vision, under which we aim to develop long-term relationships with our top 100 accounts.

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

As of December 31, 2025, our marketing department operates in all markets in which we operate. This team promotes our brand through a variety of channels, including the following:

•Converge: Our series of executive events that brings together some of the best creative minds in the industry for one amazing day of inspirational stories, inventive ideas, learning experiences, and "wow" technology showcases that enable attendees to re-think the new ways they do business.
•Global Partnerships: Leveraging hospitality and co-branding initiatives with global partners, such as FIFA, F1, Riot Games, Unity and Open AI.
•Tech Trends Report: A series of reports and LIVE conversations regarding technology trends in key industries.
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
•Analyst Relations: Managing relationships with firms like Gartner and Forrester to position Globant offering among enterprise buyers and participate in rankings and reports.

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

Facilities and Infrastructure

As of December 31, 2025, we provided our services from 91 locations where we lease approximately 1.34 million total square feet of office space, including the following principal operational locations:

Country	Type	Square Feet
Argentina	Development and Delivery Center / Client Management Center	339,928
India	Development and Delivery Center	338,697
Colombia	Development and Delivery Center / Client Management Center	124,676
Spain	Development and Delivery Center / Client Management Center	71,572
Uruguay	Development and Delivery Center / Client Management Center	60,412

Government Support and Incentives

Argentina

The Knowledge Economy Law, which replaced the Software Promotion Law No. 25,922 (the “Software Promotion Law”) went into effect on January 1, 2020 for the legal entities adhered to the Software Promotion Law, and is effective until December 31, 2029. Pursuant to the Knowledge Economy Law, the beneficiaries will enjoy the following benefits:

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

In order to maintain eligibility for these benefits, beneficiaries are required to demonstrate compliance with certain requirements every two years. In addition, the benefits are subject to an annual cap established in Argentine pesos pursuant to the national budget. Due to Argentina’s high inflation and the absence of periodic adjustments to this cap, the effective value of the benefits received by our Argentine subsidiaries has been materially reduced in recent years. As of 2026, a new cap has been established. However, there can be no assurance that the cap allocated for the current year will be sufficient, and it may continue to limit or reduce the benefits ultimately received by our Argentine subsidiaries. See "Business Overview — Government Support and Incentives".

On October 11, 2022, the Argentine Executive Branch created the Investment Promotion Regime for Exports of Knowledge Economy Activities, pursuant to which eligible entities (i.e., entities submitting projects for investments in infrastructure, capital goods and working capital that seek to increase exports through an investment of over $3.0 million), can benefit from the free availability of up to 30% of the foreign currency received from the incremental net exports, which may be used for paying salaries in foreign currency.

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

India

In India, under the Special Economic Zones Act of 2005, the services provided by export-oriented companies within Special Economic Zones (each, a "SEZ") are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the company commenced the provision of services and 50% of such profits or gains for the five years thereafter. In the case of Globant India Private Limited (GIPL), fiscal year 2026-2027 is the tenth year for which the deduction under Section 10AAA is available. Companies must meet the conditions under Section 10AA of Income Tax Act to be eligible for the benefit.  Other tax benefits are also available for registered special economic zone ("SEZ") companies.

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

Regulatory Overview

Given the broad scope of our presence, our operations are subject to a variety of rules and regulations. Various federal and state agencies in the 31 countries in which we operate regulate different aspects of our business, including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage and labor standards, employment and labor relations, trade protections, international trade controls, foreign exchange controls and other regulatory requirements affecting trade and investment. Some of the laws and regulations to which we are exposed, and their interpretation, are still evolving. The following summaries included below provide a high-level overview of the laws and regulations material to us and do not purport to address all laws and regulations that may be relevant to our operations. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures, which could adversely affect our business, financial condition and results of operations.

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

Since January 2024, Globant has been subject to the Global Minimum Tax regulation. Some of the tax incentives that we benefit from could be adversely affected. For example, in Uruguay, where the Free Trade Zone regime benefits us with an almost full tax exemption, our Income Tax Effective Rate increased to 15% following the implementation of a domestic top-up tax in 2025.The extent to which different tax incentives will be affected varies significantly. In addition, countries may use the opportunity of the introduction of the OECD Global Minimum Tax to remove those tax incentives.

Argentina

Income tax

Pursuant to Income Tax Law No. 20,628, as amended, legal entities and branches of foreign entities are subject to a tax on their worldwide net income; provided that any foreign taxes paid on income earned from activities carried out abroad can be taken as a credit against the applicable Argentine tax, to the extent that the foreign tax does not exceed the Argentine tax. Losses incurred during any fiscal year may be carried forward and offset against taxable income obtained during the following five fiscal years. Corporate income tax is levied at a progressive rate ranging between 25% and 35%. Subject to net income amounts, companies are required to pay a fixed amount and a progressive rate over the surplus of the minimum base rate in their category. The amounts are adjusted annually based on the variation of the consumer price index ("CPI"). Argentine entities are subject to an integral inflation adjustment tax mechanism to the extent that the CPI exceeds 100% in the 36 previous months to the closing of each relevant fiscal year. For the fiscal years beginning on or after January 1, 2021, 100% of the tax inflation adjustment (negative or positive) would be allocated by fiscal year.

Valued-added tax

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

Tax on dividends

In Argentina, dividends resulting from profits obtained since and including fiscal year 2018 that are paid to Non-Argentine Beneficiaries or Argentine resident individuals are subject to a 7% income tax withholding.

Net wealth tax

The net wealth tax is payable on shares and other equity participation issued by an entity domiciled in Argentina that are owned by companies residing abroad. The tax is paid by the local company itself. The applicable rate is 0.50% on the company’s net worth. An Argentine company is entitled to seek reimbursement of such tax paid from the shareholders. The current Double Taxation Treaties (DDTs) signed by Argentina do not provide an exemption on this tax.

Colombia

In December 2025, in the context of the declaration of a state of emergency pursuant to Decree No. 1390 of 2025, which grants the Executive Branch temporary extraordinary powers to issue decrees with the force of law, including the authority to create or modify taxes, the National Government adopted new tax measures in Colombia, including measures affecting income tax, VAT and net wealth tax. However, pursuant to an order issued by the Constitutional Court of Colombia on January 29, 2026, the validity and enforceability of these measures remain subject to constitutional review.

Income tax

In Colombia, national corporations, branches of foreign corporations and permanent establishments are taxed on global income. The general corporate income tax rate is 35%. However, pursuant to Law No. 2,277 of 2022, corporate taxpayers are subject to a minimum effective tax rate of 15%. Capital gains are subject to tax at a corporate income tax rate of 15%, including (a) gains on the transfer of fixed assets owned for more than two years; and (b) gains resulting from the receipt of liquidation proceeds of corporations in excess of capital contributed if the corporation existed for at least two years.

Valued-added tax

In Colombia, VAT is an indirect national tax levied on, among others (i) services rendered in Colombia and from abroad; and (ii) sales or transfers of intangible assets related to industrial property. The general tax rate is 19%.

Tax on dividends

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

A 35% corporate income tax is imposed on dividends paid to residents (including companies) out of profits not taxed at the corporate level. If the profits subject to tax at the corporate level in a given year are higher than the commercial profits of that year, the difference can be carried back for two years or carried forward for five years to offset the profits of such periods, in order to reduce or eliminate the amount of the distribution subject to the 35% withholding tax. This carryforward or carryback should not reduce the amount of the distribution to nonresidents subject to the dividends tax of 20%. The 20% withholding for dividends paid to non-residents (individuals and corporations) can be reduced if a Double Tax Treaty between Colombia and a third-party country applies.

Net wealth tax

The wealth tax is levied on the possession of net wealth for tax purposes (more than 72,000 Tax Value Units (TVU)) on January 1st of each year. This tax applies to (i) resident individuals and estates with respect to their worldwide assets (equity), (ii) non-resident individuals and estates over their assets held in Colombia, and (iii) certain foreign entities that have assets in Colombia other than certain types of investments (i.e., shares, receivables, portfolio investments duly registered with the Central Bank). Progressive rates apply, varying according to the individual’s net worth, and range from 0.5% to 1.5%.

Mexico

Income tax

Corporate entities resident in Mexico are taxed on their worldwide income from all sources, including profits from business and property. A nonresident corporate entity in Mexico is subject to profits tax on income earned from carrying on business through a permanent establishment in Mexico and on Mexican-sourced income. Corporate entities are considered residents of Mexico if their principal place of management is located in Mexico. The corporate income tax rate is 30%. The income tax law recognizes the effects of inflation on the following items and transactions: (a) depreciation of fixed assets (b) cost on sales of fixed assets (c) sales of capital stock (shares) (d) monetary assets and liabilities and (e) tax loss carryforwards. Mexican transfer pricing rules are based on the OECD principles.

Valued-added tax

In Mexico VAT is levied upon, among others, the supply and importation of goods and independent services. VAT is calculated by "cash basis" for each calendar month as a definitive tax. The standard tax rate is 16%; provided that certain transactions, such as the sale of shares are exempted from the VAT.

Tax on dividends

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

Income tax

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

Alternatively, domestic companies may opt for taxation under Section 115BAA, whereby income is taxable at a concessional rate of 22% (plus applicable surcharge of 10% and 4% Health and Education Cess), subject to the fulfillment of prescribed conditions. Companies opting for this regime are not eligible for certain deductions and incentives, including additional depreciation and specified profit-linked deductions, deduction under section 10AA etc) and are exempt from the applicability of Minimum Alternate Tax (MAT).

Minimum alternate tax (MAT) is imposed at a rate of 15% (plus any applicable surcharge and 4% educational cess) on the adjusted book profits of corporations whose tax liability is less than 15% of their book profits.

Value-added tax

In India, goods and services tax ("GST") is a destination-based consumption tax applicable to the supply of goods or services. GST also is a part of the aggregate customs duty imposed on imports. Exports and supplies to SEZs are zero-rated supplies for GST purposes. Central GST ("CGST") and state GST ("SGST") are imposed simultaneously on a common tax base on all intrastate transactions. In the case of interstate supplies of goods and services, integrated GST ("IGST") applies at a rate that is an aggregate of CGST and SGST. The general tax rate applicable to most services is 18%.

Tax on dividends

Dividends paid to an Indian resident are generally subject to a withholding tax at the rate of 10%, and dividends paid to a nonresident are subject to withholding tax at the rate of 20%. The withholding tax rates on dividends paid to nonresidents are subject to any applicable surcharge and cess and may be reduced under a tax treaty.

Foreign exchange controls

Pursuant to the regulations of the Argentine Central Bank, among others, (a) collections of foreign currency from the export of goods and services and the disbursement of foreign financial loans (to have access to the FX Market for the repayment of principal and interests), are subject to mandatory transfer into Argentina and conversion into Argentine pesos through the FX Market; provided, that in the case of the export of goods and services, the Export Increase Program (Progama de Incremento Exportador) allows exporters to repatriate and liquidate at the official exchange rate equal to 80% of the proceeds for their exports through the FX Market, and to execute inbound blue-chip swap transactions for the remaining 20%; (b) the prior authorization of the Argentine Central Bank is required for access to the FX Market for the purchase of foreign currency for certain purposes (e.g. except under certain circumstances, payment of dividends, pre-payment of principal and interest on indebtedness; and payments to related parties); and (c) access to the FX Market to make payments from Argentina is subject to compliance with a foreign indebtedness information regime and the filing of an affidavit stating that, among other things: (i) payor did not, and commits not to perform certain transactions with Argentine securities, Argentine depositary receipts of foreign shares (“CEDEARS”) or external assets within the preceding and following 90 calendar days; (ii) as of the transaction date, payor does not have holdings of foreign currency in Argentina that are not deposited with Argentine financial institutions and does not have foreign liquid disposable assets and CEDEARS for an equivalent of more than $100,000; and (iii) commits to transfer into Argentina and settle for Argentine pesos any payments received outside of Argentina under loans granted by payor or under time deposits made after May 28, 2020, or from the sale of assets.

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

Labor and Employment

We are subject to a variety of national and local labor laws including, employee health safety, wages and benefits laws, immigration, independent contractors regulations and outsourcing. See "Risk Factors — Risks Related to Our Global Operations — Our business, results of operations and financial condition may be adversely affected by the various conflicting and/or onerous legal and regulatory obligations required in the countries where we operate", “If we are faced with immigration or work permit restrictions in any country where we currently have personnel onsite at a client location or would like to expand our delivery footprint, then our business, results of operations and financial condition may be adversely affected” and “Risk Factors — Risks Related to Our Business and Industry — Our labor costs and the operating restrictions that apply to us could increase as a result of collective bargaining negotiations and changes in labor laws and regulations, and disputes resulting in work stoppages, strikes, or disruptions could adversely affect our business”.

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
•the availability of, and our ability to attract, retain and efficiently utilize, skilled IT professionals in 31 countries where we are present;
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

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•Pricing of, and margin on, our services and revenue mix. Since time-and-materials is our main type of contract, the hourly rates we charge for our Globers are a key factor impacting our gross profit margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation, market conditions and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and achieving higher profit margin assignments. During the three-year period ended December 31, 2025, we increased our revenues attributable to sales of technology solutions (primarily through digital transformation, data and cloud strategies). Gross profit margin was 35.0%, 35.7% and 36.1% for the years ended December 31, 2025, 2024 and 2023, respectively and adjusted gross profit margin was 37.9%, 38.2% and 38.1% for the years ended December 31, 2025, 2024 and 2023, respectively. See "Operating and financial review and prospects - Operating Results - Adjusted Diluted EPS and Adjusted Net Income.".

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

•Our ability to recruit, retain and manage our IT professionals may have an effect on our gross profit margin and our results of operations. Our IT professional headcount was 26,906 as of December 31, 2025, 29,198 as of December 31, 2024 and 27,116 as of December 31, 2023. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.

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

Certain Income Statement Line Items

2025 Compared to 2024

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium to large-sized companies globally. For the year ended December 31, 2025, revenues increased by 1.6% to $2.5 billion from $2.4 billion for the year ended December 31, 2024.

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

	Year ended December 31,
	2025		2024		2023

	(in thousands, except percentages)
By Contract
Time & Materials	$1,638,501	66.7%	$1,714,120	71.0%	$1,654,280	78.9%
Fixed Price	686,358	28.0%	606,860	25.1%	383,867	18.3%
Licenses, resales & Others	130,018	5.3%	94,709	3.9%	57,792	2.8%
Revenues	$2,454,877	100.0%	$2,415,689	100.0%	$2,095,939	100.0%

Revenues by Client Location

Our revenues are sourced from the following four regions: North America, Latin America, Europe and New Markets. We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the year ended December 31, 2025, we had 944 customers with more than one hundred thousand U.S. dollars in revenue in the last twelve months.

The following table sets forth revenues by client location by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2025		2024		2023

	(in thousands, except percentages)
By Geography
North America	$1,333,403	54.3%	$1,347,998	55.8%	$1,245,972	59.4%
Latin America	492,537	20.1%	531,309	22.0%	463,223	22.1%
Europe	469,409	19.1%	419,073	17.3%	310,114	14.8%
New Markets	159,528	6.5%	117,309	4.9%	76,630	3.7%
Revenues	$2,454,877	100.0%	$2,415,689	100.0%	$2,095,939	100.0%

Revenues by Industry Vertical

We are a provider of technology services to enterprises in a range of industry verticals including media and entertainment, consumer, retail and manufacturing and banks, financial services and insurance, among others. The following table sets forth our revenues by amount and as a percentage of our revenues by industry vertical for the periods indicated:

	Year ended December 31,
	2025		2024		2023

	(in thousands, except percentages)
By Industry Vertical
Banks, Financial Services and Insurance	$502,707	20.5%	$443,972	18.4%	$385,207	18.4%
Media and Entertainment	490,469	20.0%	526,585	21.8%	454,380	21.7%
Consumer, Retail & Manufacturing	461,460	18.8%	447,592	18.5%	351,880	16.8%
Travel & Hospitality	315,052	12.8%	281,178	11.6%	187,346	8.9%
Professional Services	233,825	9.5%	252,580	10.5%	261,233	12.5%
Technology & Telecommunications	227,943	9.3%	256,854	10.6%	255,238	12.2%
Health Care	173,458	7.1%	173,905	7.2%	167,705	8.0%
Other Verticals	49,963	2.0%	33,023	1.4%	32,950	1.5%
Total	$2,454,877	100.0%	$2,415,689	100.0%	$2,095,939	100.0%

Our largest industry during 2025 was Banks, Financial Services and Insurance, fueled by increased engagement with global financial institutions and a strategic pivot toward digital banking infrastructure. The Media and Entertainment vertical experienced a slight contraction, as the industry recalibrated following the high-growth cycles of previous years. The Consumer, Retail & Manufacturing vertical remained a steady pillar of our portfolio. We observed notable momentum in the Travel & Hospitality vertical, benefiting from a sustained global recovery in corporate and leisure mobility. At the same time, both the Professional Services and Technology & Telecommunications verticals faced headwinds, as clients in these sectors slowed their tech spend. Our Health Care vertical remained stable.

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

The following table sets forth revenues contributed by our largest client, top five clients, top ten clients and top twenty clients by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2025		2024		2023

	(in thousands, except percentages)
Client concentration
Top client	$212,483	8.7%	$210,555	8.7%	$183,207	8.7%
Top five clients	493,309	20.1%	502,063	20.8%	480,751	22.9%
Top ten clients	717,557	29.2%	707,336	29.3%	670,907	32.0%
Top twenty clients	970,936	39.6%	965,344	40.0%	877,926	41.9%

Our top ten customers for the year ended December 31, 2025 have been working with us for, on average, eleven years.

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2024 contributed 96.0% of our revenues in 2025. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annual revenues increased (92 in 2025 and 89 in 2024). The following table shows the distribution of our clients that generated revenues of more than one hundred thousand U.S. dollars for the year presented:

	Year ended December 31,
	2025	2024	2023

Over $5 Million	92	89	80
$1 - $5 Million	244	257	231
$0.5 - $1 Million	174	172	155
$0.1 - $0.5 Million	434	494	465
Total Clients	944	1,012	931

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client's exclusive external technology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Business Optimization Costs

The Company initiated a Business Optimization Plan in April 2025 to strategically transform its organization and operations. These costs are primarily related to employee severance and the discontinuation of physical office spaces. Cost related to the Business Optimization Plan was $52.0 million for the year ended December 31, 2025. The activities associated with this plan were communicated, started and substantially completed during the second quarter of fiscal year 2025.

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

Cost of revenues was $1,595.6 million for 2025, representing an increase of $43.3 million, or 2.8%, from $1,552.3 million for 2024.

	Year ended December 31,
	2025		2024

	(in millions, except percentages)
	Amount	Variation	Amount	Variation
Main variations in cost of revenues
Salaries, employee benefits and social security taxes	$(1,370.6)	3.1%	$(1,329.5)	14.7%
Professional Services	(94.0)	(12.7)%	(107.7)	2.7%
Depreciation and amortization expense	(41.4)	48.5%	(27.9)	54.3%
Office expenses	(25.3)	50.8%	(16.8)	128.5%

The increase in salaries, employee benefits and social security taxes is primarily attributable to the appreciation of the EUR, GBP and Latin American currencies (mainly COP, PEN, CLP, MXN and BRL), as well as salary adjustments and promotion cycles. These effects were partially offset by a headcount reduction resulting from the Business Optimization Plan implemented in the second quarter of the year. The increase in depreciation and amortization expense relates to capex acquisition during the year. The increase in office expenses relates to maintenance of our office spaces and an increase in software licenses. The decrease in professional services relates to the optimization over contractor services in our business.

Cost of revenues as a percentage of revenues increased to 65.0% for 2025 from 64.3% for 2024.

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

Selling, general and administrative expense was $629.3 million for 2025, representing an decrease of $3.7 million, or 0.6%, from $633.0 million for 2024.

	Year ended December 31,
	2025		2024

	(in millions, except percentages)
	Amount	Variation	Amount	Variation
Main variations in Selling, General and Administrative Expenses
Salaries, employee benefits and social security taxes	$(251.8)	(4.1)%	$(262.5)	23.6%
Depreciation and amortization expense	(113.5)	17.0%	(97.0)	18.6%
Professional services	(52.8)	(6.8)%	(56.6)	13.4%
Share-based compensation expense - Equity settled	(50.5)	(14.2)%	(58.8)	2.7%

The decrease of salaries, employee benefits, social security taxes and share-based compensation was primarily attributable to the implementation of the Business Optimization Plan where our global workforce was reduced; partially offset by the currency appreciations of the EUR, GBP and Latin American currencies. The decrease in professional services is primarily linked to the decrease in our business combination activity in 2025. The increase in depreciation and amortization expense relates to intangible assets acquired through business combinations at the end of 2024.

Selling, general and administrative expenses as a percentage of revenues was 25.6% and 26.2% for 2025 and 2024, respectively.

Throughout the year, we focused on driving efficiencies that successfully reduced selling, general and administrative expenses, primarily through the implementation of our Business Optimization Plan. Looking ahead, we expect to maintain these stable levels, while supporting business expansion.

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

Net impairment losses on financial assets

Net impairment losses on financial assets mainly include impairment of trade receivables, which represents an allowance for expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition. During the years ended December 31, 2025 and 2024, we recorded a loss of $7.6 million and $7.0 million, respectively, related to the recognition of the allowance for expected credit losses.

The increase in the allowance for expected credit losses was driven by an increase in risk clients allowance despite the improvement in the Company's DSO. This was attributable to factors that are specific to debtors and certain economic conditions.

Finance Income

Finance income consists of interest gains on time deposits, financed customers, savings accounts and sublease interests. The increase of finance income up to $5.5 million for the year ended December 31, 2025 from $5.3 million for the year ended December 31, 2024 was primarily attributable to accrued interests from savings accounts.

Finance Expense

Finance expense includes the interests from borrowings, leases contracts, banking fees and other finance expenses. The increase of finance expense up to $40.6 million for the year ended December 31, 2025 from $32.2 million for the year ended December 31, 2024 was due to an increase in interest on borrowings.

Other Financial Results, Net

Other financial results, net consists of foreign exchange gain or loss on monetary assets and liabilities denominated in currencies other than the U.S. dollar, gain or loss on transactions with bonds, foreign exchange forward contracts and future contracts and mutual funds.

Other financial results, net decreased to a $3.2 million gain for the year ended December 31, 2025 from a $6.1 million gain for the year ended December 31, 2024, primarily for a gain on transactions with bonds of $1.3 million compared to a gain of $5.0 million in 2024. Also, for the net effect of gain of $4.3 million related to financial instruments measured at fair value through profit or loss compared to a gain of $0.5 in 2024, and a loss of $2.0 million related to financial instruments measured at fair value through other comprehensive income compared to a gain of $0.5 million in 2024.

Other Income and Expenses, Net

Other income and expenses, net decreased to a loss of $0.9 million for the year ended December 31, 2025 from a gain of $5.6 million for the year ended December 31, 2024. Such decrease is mainly explained by the write off of certain convertible notes and the effects of remeasurement of earn out payments related to business combinations.

Income Tax Expense

See "Consolidated Financial Statements as of December 31, 2025 and December 31, 2024 and for each of the three years in the period ended December 31, 2025 — Summary of Significant Accounting Policies — Taxation —Current Income Tax".

Net Income for the Year

As a result of the foregoing, we had a net income of $104.0 million for 2025, compared to $169.0 million for 2024.

2024 Compared to 2023

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2024 compared to 2023, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025.

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

Adjusted Profit from Operations

We utilize the non-IFRS measure of adjusted profit from operations as a supplemental measure for period-to-period comparisons. Adjusted profit from operations is most directly comparable to the IFRS measure of profit from operations. Adjusted profit from operations excludes the impact of certain items, such as share-based compensation expense, acquisition-related charges and business optimization costs.

Adjusted Diluted EPS and Adjusted Net Income

We utilize non-IFRS measures of adjusted diluted EPS and adjusted net income for strategic decision making, forecasting future results and evaluating current performance. Adjusted diluted EPS and adjusted net income are most directly comparable to the IFRS measures of EPS and net income, respectively. Our non-IFRS measures of adjusted diluted EPS and adjusted net income exclude the impact of certain items, such as acquisition-related charges, share-based compensation expense, business optimization costs and the tax effects of non-IFRS adjustments.

	Year ended December 31,
	2025	2024	2023
Reconciliation of adjusted gross profit
Gross profit	$859,291	$863,367	$755,761
Adjustments
Depreciation and amortization expense	44,719	36,034	28,597
Share-based compensation expense - Equity settled	27,279	23,937	15,155
Adjusted gross profit	$931,289	$923,338	$799,513
Reconciliation of adjusted selling, general and administrative expenses
Selling, general and administrative expenses	$(629,332)	$(632,995)	$(537,075)
Adjustments
Depreciation and amortization expense	116,422	100,181	85,584
Share-based compensation expense - Equity settled	50,453	58,833	57,016
Acquisition-related charges, net (1)	21,300	28,733	21,092
Adjusted selling, general and administrative expenses	$(441,157)	$(445,248)	$(373,383)
Reconciliation of adjusted profit from operations
Profit from operations	$171,732	$225,418	$198,962
Adjustments
Share-based compensation expense - Equity settled	77,732	82,770	72,171
Acquisition-related charges, net (1)	71,818	63,231	46,993
Business optimization costs (2)	51,990	—	—
Adjusted profit from operations	$373,272	$371,419	$318,126
Reconciliation of adjusted net income for the year
Net income for the year	$102,918	$165,732	$158,538
Adjustments
Share-based compensation expense - Equity settled	76,529	82,618	72,099
Acquisition-related charges, net (1)	97,334	71,895	48,205
Business optimization costs (2)	50,876	—	—
Tax effects of non-IFRS adjustments	(51,426)	(34,819)	(28,724)
Adjusted net income for the year	$276,231	$285,426	$250,118

Calculation of adjusted diluted EPS
Adjusted net income	276,231	285,426	250,118
Diluted shares	45,005	44,589	43,594
Adjusted diluted EPS	6.14	6.40	5.74

IFRS data:
Gross profit margin percentage	35.0%	35.7%	36.1%
Profit from operations margin percentage	7.0%	9.3%	9.5%
Diluted EPS	2.29	3.72	3.64

Other data:
Adjusted gross profit	931,289	923,338	799,513
Adjusted gross profit margin percentage	37.9%	38.2%	38.1%
Adjusted selling, general and administrative expenses	(441,157)	(445,248)	(373,383)
Adjusted selling, general and administrative expenses margin percentage	(18.0)%	(18.4)%	(17.8)%
Adjusted profit from operations	373,272	371,419	318,126
Adjusted profit from operations margin percentage	15.2%	15.4%	15.2%
Adjusted net income for the year	276,231	285,426	250,118
Adjusted net income margin percentage for the year	11.3%	11.8%	11.9%

(1) Acquisition-related charges include, when applicable, amortization of purchased intangible assets, interest charges on acquisition-related indebtedness, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs.
(2) One-time charges for the year ended December 31, 2025 related to the Company's Business Optimization Plan initiated in April 2025. These charges, primarily related to workforce resizing and office reductions, have been excluded from non-IFRS results as these are one-time and unusual in nature

B. Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities. For the year 2025, we derived 74.4% of our revenues from clients in North America and Latin America.

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

The following table sets forth our historical capital expenditures for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024

	(In thousands)
Total fixed assets acquisitions	$17,961	$29,844
Total intangible assets acquisitions	80,074	194,381
Additions related to business combinations	(14,972)	(105,153)
Total Capital Expenditures	83,063	119,072

Investments

During 2025 and 2024, we invested $83.1 million and $119.1 million in capital expenditures, respectively, consisting of $65.2 million and $91.6 million in internal developments and acquired licenses, respectively; and the remaining to complete or develop our works on our delivery centers.

Business Combinations

During 2024, we entered into several share purchase agreements to expand our service offering and capacity. Our business combinations activity resulted in cash outflows of $278.2 million. The fair value of the contingent consideration recognized in our financial statements amounted to $126.2 million, based on target achievements and price adjustments. See note 29 to our audited consolidated financial statements.

During 2025, we entered into a share purchase agreement to expand our service offering and capacity. Our business combinations activity resulted in cash outflows of $32.9 million. The fair value of the contingent consideration recognized in our financial statements amounted to $128.0 million, based on target achievements and price adjustments. See note 29 to our audited consolidated financial statements.

As of December 31, 2025, we had cash and cash equivalents and current investments of $250.3 million.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	For the year ended December 31,
	2025	2024
	(In thousands)
Net cash provided by operating activities	$301,176	$248,727
Net cash used in investing activities	(134,510)	(403,904)
Net cash used in by financing activities	(64,570)	(5,810)
Cash and cash equivalents at beginning of the year	142,093	307,223
Cash and cash equivalents at end of the year	243,742	142,093
Net increase (decrease) in Cash and cash equivalents at end of year	101,649	(165,130)

Operating Activities

Net cash provided by operating activities was generated primarily by profits before taxes adjusted for non-cash items, including depreciation and amortization expense, shared-based compensation expense and the effect of working capital changes.

Net cash provided by operating activities was $301.2 million for the year ended December 31, 2025, as compared to net cash provided in operating activities of $248.7 million for the year ended December 31, 2024. This increase of $52.4 million in net cash provided by operating activities was primarily attributable to a $73.7 million decrease in working capital and a decrease of $26.8 in profit before income tax expense adjusted for non-cash-items.

Changes in working capital in the year ended December 31, 2025 consisted primarily of a $36.2 million decrease in trade receivables, a $13.7 million increase in other receivables, a $13.7 million increase in other assets, a $6.6 million decrease in trade payables, a $14.3 million decrease in tax liabilities, and $60.8 million decrease in payroll and social security taxes payable. The $36.2 million decrease in trade receivables reflects our decrease in our Days Sale Outstanding or DSO. The payroll and social security taxes payable decrease of $60.8 million was primarily related to the reduction of workforce as consequence from the implementation of the Business Optimization Plan.

 For a discussion related to cash flows from operating activities during 2024 compared to 2023, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025.

Investing Activities

Net cash of $134.5 million was used in investing activities for the year ended December 31, 2025, as compared to $403.9 million of net cash used in investing activities during the year ended December 31, 2024. During the year ended December 31, 2025, we invested $89.5 million in fixed and intangible assets and $56.7 million in acquisition-related transactions (acquisition of business, equity instruments and convertible notes), while during the year ended December 31, 2024 we invested $110.7 million in fixed and intangible assets and $304.4 million in acquisition-related transactions (acquisition of business, equity instruments and convertible notes).

 For discussion related to cash flows from investing activities during 2024 compared to 2023, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025.

Financing Activities

Net cash of $64.6 million was used in financing activities for the year ended December 31, 2025, as compared to $5.8 million of net cash used in financing activities for the year ended December 31, 2024. During the year ended December 31, 2025, we paid $56.1 million for the repurchase of shares. Additionally, we received $53.2 million net of borrowings, we paid $35.4 million of lease liabilities and paid $27.1 million of put option to acquire non-controlling interest.

For discussion related to cash flows from financing activities during 2024 compared to 2023, refer to Part I, Item 5. Liquidity and Capital Resources, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025.

Future Capital Requirements

Our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. If our cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, we may be subject to additional contractual restrictions on our business. Currently, Globant LLC is a party to the Amendment No. 1to the Fourth Amended and Restated Credit Agreement with certain financial institutions listed therein, as lenders and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender. For more information, see "Additional Information - Material Contracts." We cannot assure you that we would be able to raise additional funds on favorable terms or at all.

Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of December 31, 2025 and the effect such obligations are expected to have on our liquidity and cash flows.

	Payments due by period (in thousands)
	2026	2027	2028	Thereafter	Total
Trade payables	$112,590	$3,674	$10	$—	$116,274
Borrowings	19,666	20,638	371,681	—	411,985
Lease liabilities	37,232	30,664	28,980	44,016	140,892
Other financial liabilities (1)	119,152	21,806	67,558	385	208,901
TOTAL	$288,640	$76,782	$468,229	$44,401	$878,052

(1) The amounts disclosed in the line of other financial liabilities do not include foreign exchange forward contracts, equity forward contracts and 31,594 related to business combinations payments through subscription agreements. See note 26 to our audited consolidated financial statements.

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

Equity Compensation Arrangements

2014 Equity Incentive Plan

On July 3, 2014, our board of directors and shareholders approved and adopted the Company's 2014 Equity Incentive Plan (the "2014 Equity Incentive Plan"), which was amended on May 9, 2016, February 13, 2019, May 18, 2021 and June 8, 2022. The 2014 Equity Incentive Plan expired on July 2, 2024 (the “2014 Equity Incentive Plan Termination Date”) and no awards were or will be granted under the plan after such date; provided that, subject to the applicable provisions of the 2014 Equity Incentive Plan, all outstanding awards that were subject to being satisfied or terminated under the plan as of the 2014 Equity Incentive Plan Termination Date, will remain outstanding in accordance with the terms of the 2014 Equity Incentive Plan. As of December 31, 2025, an aggregate of 1,012,902 common shares remained subject to outstanding awards previously granted under the 2014 Equity Incentive Plan. For further discussion of the 2014 Plan, see “Compensation—Equity Compensation Arrangements".

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

In addition, on June 29, 2023, the Company approved to amend the special condition awards granted in August 2022, to the effect of reducing the threshold minimum average closing price for vesting from $420 to $350 per share through (but excluding) June 29, 2026, and increasing it by $35 per share per year until August 11, 2030 and June 29, 2031 for US and non-US residents, respectively. The awards were granted 50% in the form of PRSUs and 50% in the form of RSUs. These awards will vest in two equal tranches, the first occurring immediately after the date in which the vesting condition is satisfied and the second occurring on the first anniversary of such vesting event. Until December 31, 2025, the Company granted 503,951 of these awards, net of any cancelled and/or forfeited awards.

There were 879,966, 1,452,921 and 1,565,733 stock options, RSUs and/or PRSUs outstanding as of December 31, 2025, 2024 and 2023 under the 2014 Equity Incentive Plan, respectively. For 2025, 2024 and 2023, we recorded $61 million, $79.3 million and $72.5 million of share-based compensation expense related to these share option and restricted stock unit agreements, respectively. For further discussion of the 2014 Equity Incentive Plan, see “Compensation—Equity Compensation Arrangements".

Also, on December 1, 2021, our compensation committee, as administrator, approved the granting of awards in the form of stock-equivalent units ("SEUs") and performance-based stock-equivalent units ("PSEUs") to be settled in cash or common shares, or a combination thereof, under the 2014 Equity Incentive Plan for the equivalent to 26,000 common shares. On March 3, 2022, the compensation committee approved the granting of up to 45,000 additional common shares in the form of SEUs and PSEUs. The purpose of the granting awards in the form of stock-equivalent units is to provide an incentive to attract, retain and reward talent in the IT industry and to prompt such persons to contribute to the growth and profitability of the Company. Eligible employees receive a grant of stock-equivalent units with a unit value equal to the market value of one common share of the Company, to be settled in cash or common shares of the Company.

Until the 2014 Equity Incentive Plan Termination Date we have granted to eligible employees 35,142 SEUs and PSEUs, net of any cancelled and/or forfeited awards. All stock-equivalent units were granted 50% in the form of PSEUs and 50% in the form of SEUs, each with a vesting period of four years, 25% becoming exercisable on or about each anniversary of the grant date.

There were 6,957, 16,586 and 28,059 SEUs and PSEUs outstanding as of December 31, 2025, 2024 and 2023, respectively. For 2025, 2024 and 2023, we recorded $0.8 million, $0.9 million and $2.3 million of share-based compensation expense related to these stock-equivalent units and we delivered 4,310, 3,844 and 4,524 common shares, respectively. For further discussion of the 2014 Equity Incentive Plan, see “Compensation—Equity Compensation Arrangements".

2024 Equity Incentive Plan

On July 2, 2024, our board of directors approved and adopted the Company's 2024 Equity Incentive Plan (the "2024 Equity Incentive Plan"), pursuant to which we may issue stock awards up to an aggregate amount of 2,000,000 common shares. For further discussion of the 2024 Equity Incentive Plan, see “Compensation—Equity Compensation Arrangements".

During 2024, we granted to members of our senior management and certain other employees RSUs and PRSUs under the 2024 Equity Incentive Plan, generally on a 50% basis each. As of December 31, 2025, all awards granted under the 2024 Equity Incentive Plan during 2025 are outstanding in the form of RSUs in accordance with our new Long-Term Incentive ("LTI") model. See “Compensation – Compensation of Board of Directors and Senior Management” below for further information.

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

Under the terms of our 2024 Equity Incentive Plan, from its adoption until December 31, 2025, we have granted to members of our senior management and certain other employees 545,522 RSUs and PRSUs, net of any cancelled and/or forfeited awards. Most of these awards were comprised of RSUs. RSUs and PRSUs have generally been granted with a vesting period of four years, 25% becoming vested on or about each anniversary of the grant date.

Under the 2024 Equity Incentive Plan, there were 326,492 and 157,685 RSUs and/or PRSUs outstanding as of December 31, 2025 and 2024, respectively. For 2025 and 2024, we recorded $16.7 million and $3.5 million of share-based compensation expense related to these restricted stock unit agreements, respectively. For further discussion of the 2024 Equity Incentive Plan, see “Compensation—Equity Compensation Arrangements".

Employee Stock Purchase Plan ("ESPP")

On March 1, 2021, our board of directors adopted an ESPP. The purpose of the ESPP is to advance the interests of the Company and our shareholders by providing an incentive to attract, retain and reward our eligible employees and by motivating such persons to contribute to the growth and profitability of the Company. The ESPP provides such eligible employees with an opportunity to acquire a proprietary interest in the Company through the purchase of the Company’s common shares payable by means of payroll deductions. As of December 31, 2025, we have delivered 222,864 common shares under the plan. For further discussion of the ESPP, see “Employees—2021 Employee Stock Purchase Plan".

C. Research and Development, Patents and Licenses, etc.

See “Information of the company - Business Overview — Intellectual Property.”

D. Trend Information

See "Operating Results — Factors Affecting Our Results of Operations."

Other than as disclosed in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

See note 4 to our audited consolidated financial statements for the year ended December 31, 2025.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management
Directors

The table below sets forth information concerning our directors as of the date of this annual report.

Name	Position	Age	Date of Appointment	Current Term Expiring at Annual Meeting of Shareholders to Be Held in Year
Martín Migoya	Chairman of the Board and Chief Executive Officer	58	May 10, 2024	2027
Martín Gonzalo Umaran	Director - Chief Corporate Development Officer & President for EMEA	57	April 19, 2023	2026
Guibert Andres Englebienne	Director - President of Globant X and Globant Ventures - President for Latin America	59	April 19, 2023	2026
Francisco Álvarez-Demalde	Director	47	April 30, 2025	2028
Linda Rottenberg	Director - Lead Independent Director	57	April 19, 2023	2026
Maria Pinelli	Director	63	April 30, 2025	2028
Andrea Mayumi Petroni Merhy	Director	50	April 30, 2025	2028
Andrew McLaughlin	Director	56	May 10, 2024	2027
Alejandro Nicolas Aguzin	Director	57	May 10, 2024	2027

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

Guibert Englebienne

Mr. Englebienne has served as a member of our board of directors since 2003. In 2021, Mr. Englebienne became President of Globant X and Globant Ventures to help drive the success of these initiatives. He also was appointed President for Latin America, a role to provide strategic advice to our regional leadership. Mr. Englebienne previously served as our Chief Technology Officer from 2003 to 2021. He is one of Globant’s co-founders. Prior to co-founding Globant, Mr. Englebienne worked as a scientific researcher at IBM and, later, as head of technology for CallNow.com Inc. As Globant’s Chief Technology Officer, he oversees the technological development of Globant's diverse Studios, each a deep pocket of expertise with a focus on incorporating the latest trends to bring solutions to global companies. Together with his three Globant co-founders, Mr. Englebienne was selected as an Endeavor Entrepreneur in 2005. In addition to his responsibilities at Globant, Mr. Englebienne is President of Endeavor Argentina. In 2011, he was included in Globalization Today’s “Powerful 25” list. Mr. Englebienne holds a bachelor’s degree in Computer Science and Software Engineering from the Universidad Nacional del Centro de la Provincia de Buenos Aires in Argentina. We believe that Mr. Englebienne is qualified to serve on our board of directors due to his intimate familiarity with our company and his perspective, experience, and operational expertise in the technology services industry that he has developed during his career as our co-founder and executive officer.

Francisco Álvarez-Demalde

Francisco Alvarez-Demalde has been a member of our board of directors since 2007. He is a Co-Founder and Managing Partner of Riverwood Capital, one of the leading investment firms solely dedicated to technology growth and scalability, and the largest early investor in Globant. Prior to establishing Riverwood, Mr. Alvarez-Demalde was an investment executive at Kohlberg Kravis Roberts & Co. (KKR), where he focused on leveraged buyouts in the technology industry and other sectors. He also previously held roles with Goldman Sachs & Co, and other companies. Mr. Alvarez-Demalde has invested and been actively involved in the development, operations, and growth of several successful businesses across North America, Latin America and other geographies. Mr. Alvarez-Demalde earned a Licentiate (Honors) in Economics from Universidad de San Andrés in Argentina, with additional studies at the Wharton School. He has led investments in or is a current or former Director or Advisor of several technology companies, including 99, Alog Data Centers do Brasil, AppZen, BigID, Billtrust (NASDAQ: BTRS), Cloudblue, Cognosos, CRM&Bonus, Dock, Globant (NYSE: GLOB), Greenhouse, Industrious, Insider, Invgate, Jobint, Mandic, MotionPoint, Navent, Omie, OneModel, Pixeon, RD Station, SecurityScorecard, Sensedia, Shiphero, SUMA, Technisys, and VTEX (NYSE: VTEX), among others. Mr. Alvarez-Demalde is also a Global Ambassador with Endeavor, Chairman of The Association for Private Capital Investment in Latin America (LAVCA), a Director of illumyn Impact, Founder of LTF and Digitar, and is actively involved in non-profit initiatives focused on education. We believe that Mr. Alvarez-Demalde is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

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

Maria Pinelli

Ms. Pinelli has served as a member of our board of directors since April 2021 and our audit committee since August 2021, and as a chair of the audit committee since June 7, 2024. She is a global C-suite executive and CEO of Strategic Growth Advisors, LLC and serves as an advisor to Growth Companies. She currently serves as a member of the Board of Directors, Chair of the Audit Committee for Brightstar Lottery, PLC., and as a member of the Board of Directors, Chair of the Audit Committee, and member of the Compensation Committee for Archer Aviation, Inc. From 2020 to 2022, Ms. Pinelli previously served as a board director and Chair of the Audit Committee for Clarim Acquisition Corporation. Previously, Ms. Pinelli served as Global Vice Chair of Ernst & Young LLP (“EY”) from 2011 to 2017 and led EY’s Global Strategic Growth Business unit with a focus on serving private and public companies poised for exponential growth and supporting entrepreneurs. Ms. Pinelli led EY’s efforts across all business sectors overseeing the Americas, Europe, Middle East, India, Africa, Asia Pacific and Japan, regions covering over 150 countries. During the same period, she also served as EY’s Global IPO Leader, helping clients prepare for the public markets including IPO readiness, SOX compliance and how to manage stakeholder expectations. Prior to leading the global business of EY, Ms. Pinelli was EY’s Director of Strategic Growth Markets for the Americas from 2006 to 2011. In this role, Ms. Pinelli led a team of over 5,000 professionals serving high growth private, pre-IPO companies, and public and private equity backed businesses. Following her role as Global Vice Chair, from 2018 to 2020, Ms. Pinelli led EY’s Consumer Products and Retail sector. Ms. Pinelli is a qualified public accountant in Canada and the United Kingdom, and was a lead client service partner serving significant clients in the technology, consumer and retail sectors. She successfully led more than 20 initial public offerings in four different countries and more than 25 merger and acquisition transactions worldwide and testified before the U.S. House Financial Services Committee on the state of the capital markets. Her experience includes strategic transactions and due diligence advice, Sarbanes-Oxley implementation and stakeholder management. Ms. Pinelli received her Bachelor of Commerce from McMaster University and completed executive programs at Harvard Business School and the Kellogg School of Management. Ms. Pinelli has also participated as a speaker at the Most Powerful Women Summit, World Economic Forum and G20 summits, and has been featured in the Wall Street Journal, Bloomberg, CNBC and Squawk Box. In addition, she was admitted to the G50, Committee 200 and recognized as one of the Square Mile’s most inspiring Power 100 Women. Ms. Pinelli has also served as Chair of the Network for Teaching Entrepreneurship and a member of the World Economic Forum Global Growth Company Advisory Committee. We believe that Mrs. Pinelli is well-qualified to serve as a director and a financial expert due to her leadership roles, international business experience, financial acumen and extensive experience in advising growth companies.

Andrea Mayumi Petroni Merhy

Ms. Petroni Merhy has served as a member of our board of directors since April 22, 2022 and as member of our Corporate Governance and Nominating committee since May 7, 2022 and as chair of such Corporate Governance and Nominating Committee since June 7, 2024. Ms. Petroni Merhy is a Managing Director, Head of Global Banking Client and Deal Support at JPMorgan Chase and a member of the Global Services Executive Committee. Prior to that, she was the Head of Business Advisory & Execution, member of the Global Banking Asia Pacific Management Committee, Chair of the Asia Pacific Banking Business Selection Committee, and a member of JPMorgan Asia Pacific Reputation Risk Committee. Before moving to Asia Pacific, Ms. Petroni Merhy held a number of leadership roles within JPMorgan Chase including Head of Finance & Business Management for the Investment and Corporate Banking and Payments for Asia Pacific, Senior Business Manager for China, Head of Human Resources for Latin America and Head of Finance & Strategy for the Investment Banking in Latin America. From 2015 to 2021, Ms. Petroni Merhy also served as a Board Member of the JPMorgan Chase Bank (China) Company Limited, joining the Nominating and Related Party Transactions committees. Earlier in her career, Ms. Petroni Merhy was an investment banker advising clients on mergers & acquisitions, capital raising and strategic alternatives across all industries in Latin America. Ms. Petroni Merhy holds a bachelor’s degree in Business Administration from Escola de Administração de Empresas Fundação Getúlio Vargas in Brazil. We believe that Ms. Petroni Merhy is qualified to serve on our board of directors due to her extensive business experience, risk management expertise and financial understanding.

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

Alejandro Nicolás Aguzín

Mr. Aguzin has been a member of our board of directors since May 10, 2024, and as a member of our audit committee and compensation committee since June 7, 2024. Mr. Aguzin is a distinguished global financial leader with deep experience across the Americas, Asia, and the broader international capital markets. Over his nearly 35-year career, he has held senior leadership positions on multiple continents, consistently taking on roles of great responsibility and providing strategic value to both corporations and government institutions around the world. He most recently served as Chief Executive Officer and Board Member of Hong Kong Exchanges and Clearing (HKEX) from May 2021 to February 2024, becoming the first non-Chinese executive to lead the institution. As CEO, Mr. Aguzin also oversaw the London Metal Exchange (LME), a leading global marketplace for industrial metals. Prior to joining HKEX, Mr. Aguzin spent more than three decades at J.P. Morgan, where he held multiple senior leadership roles. He began his career in 1990 in the firm’s Investment Banking Division, working in Buenos Aires and New York before taking regional leadership positions across Latin America. In 2005, he was appointed CEO of J.P. Morgan Latin America, and from 2008 to 2009 also served as Senior Country Officer for Brazil, overseeing the firm’s businesses across the region. In 2013, Mr. Aguzin relocated to Hong Kong as CEO of J.P. Morgan Asia Pacific, directing operations across 17 markets and managing a team of more than 50,000 employees in one of the world’s most dynamic regions. From 2020 to 2021, he served as CEO of J.P. Morgan’s International Private Bank, overseeing the wealth management of many of the world’s most influential families and serving on the firm’s Asset & Wealth Management Operating Committee. Mr. Aguzin serves on several boards and international councils. Since 2017, he has been a Board Member of Mercado Libre, Latin America’s leading e-commerce and fintech company, where he sits on the Audit Committee and the Nominations and Governance Committee. He is also a Trustee of Eisenhower Fellowships, an organization dedicated to the development of emerging leaders; a Global Trustee of the Asia Society, which promotes cooperation between Asia and the rest of the world; and a Global Ambassador of Endeavor, supporting high-impact entrepreneurs in emerging markets. In addition, he serves on the Asia Pacific Leadership Council of The Nature Conservancy and the Asia Pacific Leadership Committee of the University of Pennsylvania. Born in Argentina, Mr. Aguzin earned a Bachelor of Science in Economics from the Wharton School of the University of Pennsylvania. We believe that Mr. Aguzin is qualified to serve on the board of directors due to his previous leadership roles, international business experience and financial acumen.

Senior Management

As of the date of this annual report, our group senior management is made up of the following members:

Name	Position
Martín Migoya	Chief Executive Officer
Martín Umaran	Chief Corporate Development Officer – President for EMEA
Guibert Englebienne	President of Globant X and Globant Ventures – President for Latin America
Juan Ignacio Urthiague	Chief Financial Officer
Fernando Matzkin	Chief Revenue Officer
Wanda Weigert	Chief Brand Officer
Diego Tártara	Chief Technology Officer
Patricio Pablo Rojo	General Counsel

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

Fernando Matzkin

Mr. Fernando Matzkin has been our Chief Revenue Officer since July 2025. In this role, he is responsible for driving Globant’s overall revenue growth and ensuring sustained profitability across markets. He leads the execution of the Company’s go-to-market strategy, aligning sales, marketing and operational functions, and coordinating the efforts of Globant’s Industry AI Studios to deliver scalable and high-impact solutions to clients worldwide. Mr. Matzkin joined Globant in 2009 and has held multiple senior leadership roles across the Company’s global organization. Prior to his current position, he served as Chief Business Officer and General Manager for Europe (2022–2025), where he led operations across five key markets, drove 250% revenue growth between 2022 and 2024, held full P&L responsibility and oversaw the execution of the Company’s M&A strategy in the region. He previously served as Chief Business Officer for North America (2020–2022), leading the Company’s expansion across the United States and Canada, and as General Manager for the U.S. East Region, overseeing operations in a region representing approximately 30% of total Company revenues. He began his career at Globant as a Project Manager in 2009. Prior to joining Globant, Mr. Matzkin held positions at Volkswagen Argentina, where he served as Process Integration Officer – Steering and Support Processes and as IT Governance Analyst. He also worked at Telefónica de Argentina, Oracle, Disco Ahold S.A. and Soft Office in various project management, quality and functional analysis roles. Mr. Matzkin holds a Bachelor’s degree in Business Administration and a Bachelor’s degree in Information Systems from the Universidad de Buenos Aires.

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

B. Compensation

Compensation of Board of Directors and Senior Management

Our executive compensation philosophy is designed to attract, retain, and motivate key talent while aligning rewards with business performance, strategic priorities and long-term value creation. It promotes accountability, differentiation, and sustained high performance.

In line with these principles, compensation for our Senior Executives Officers is closely linked to business outcomes and value creation for customers and shareholders, reinforcing a clear connection between payment, performance, and results.

This approach is complemented by our commitment to fostering a culture of innovation and belonging, as well as to advancing the sustainability of our solutions and operations as key drivers of long-term growth and resilience.

In alignment with our business and culture priorities, we have established the following compensation principles and practices:

•Market Driven & Competitive: Our compensation programs are benchmarked against relevant industry and peer groups to support the attraction and retention of high-quality talent. We regularly monitor market practices and trends to ensure compensation remains competitive, equitable, and aligned with market conditions.

•Global Framework, Local Relevance: Our compensation principles are applied through a consistent global framework, while allowing for appropriate local market practices and regulatory requirements.

•Pay for Performance: Compensation outcomes are directly tied to individual and company performance. We emphasize differentiation based on results, reinforcing a strong connection between performance, impact, and reward.

•Alignment with Business Strategy: Variable compensation programs are linked to the Company’s annual and long-term strategic objectives. This alignment ensures that incentive outcomes reinforce the execution of priorities that drive sustainable business performance.

•Long Term Value Creation: Long-term incentive programs are designed to promote an ownership mindset and align executive interests with the creation of long-term shareholder value.

Globant’s compensation policy is designed to align executive compensation with the Company’s strategic execution and long-term value creation. The compensation framework consists of a fixed component and a variable compensation program that rewards the achievement of annual business objectives and multi-year performance goals. A significant portion of total compensation is delivered through long-term incentives, which are intended to promote sustained performance, reinforce an ownership mindset, and align executive decision-making with the creation of long-term shareholder value, while encouraging appropriate risk-taking in support of long-term value creation.

Type	Pay Element	Payment Form	Description/Objectives
Fixed	Base Salary	Cash
•Constitutes the sole fixed component of the total compensation framework.
•Designed to remain market-competitive and attract, retain, and recognize high-performing talent.
•Determined by role responsibilities, scope, and impact.

Variable	Short-Term Bonus (STB)	Cash	•Rewards achievement of individual and company-wide performance objectives over the preceding fiscal year. •Linked to business metrics including but not limited to revenue and profitability KPIs.
	Long-Term Incentives (LTIs)	Equity
•Primary long-term incentive used to drive stockholder value and promote long-term retention.
•Awards are delivered in RSUs with vesting in equal annual installments of 25% over a four-year period.
•Grant ranges are based on seniority, individual performance, and future potential.
•The total LTI pool is based on Globant financial performance (GFP).

Benefit	Employee Stock Purchase Plan (ESPP)	Equity	•Enables all employees to contribute a percentage of salary to purchase Globant stock at a 10% discount. •Availability and contribution levels vary by local government regulations and taxes.

The total fixed and variable cash remuneration of our executive directors and senior management for the years ended December 31, 2025, 2024 and 2023, amounted to $12.5 million (including severance and other termination payments recognized during the year for $4.7 million), $7.8 million and $7.0 million, respectively.

Upon completion of our initial public offering we replaced our then existing variable compensation arrangements with a new short-term incentive ("STI") plan providing for the payment of bonuses based on the achievement of certain financial and operating performance measures and adopted the 2014 Equity Incentive Plan.

The STI applies to middle management positions and above, including executive officers. STI awards are determined based on a combination of individual performance objectives, leadership contributions, and overall Company performance, as measured against pre-established criteria.

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

On July 2, 2024, we adopted the 2024 Equity Incentive Plan. See “Compensation—2024 Equity Incentive Plan" below for further information. From the adoption of the 2024 Equity Incentive Plan until December 31, 2025 we granted to members of our senior management and certain other employees 545,522 RSUs and PRSUs, net of any cancelled and/or forfeited awards. See "Liquidity and Capital Resources — Equity Compensation Arrangements" above for further information.

For all awards granted under the 2024 Equity Incentive Plan during 2025, we adopted a new LTI model, which we intend to apply in the current and subsequent years. Under this new LTI model, for each fiscal year we define a financial performance metric — which may include parameters such as revenue, operating margin or net income — to determine the size of the pool of awards to be granted under the 2024 Equity Incentive Plan for that fiscal year.

Following this determination, and subject to approved exceptions, we will fix the number of target awards to be granted per role and level of seniority, aligned with market median practices, and will grant awards 100% in the form of RSUs with a four-year vesting period, allocated among beneficiaries as a percentage of the applicable target awards based on each beneficiary’s performance and potential assessment.

2014 Equity Incentive Plan

On July 3, 2014, our board of directors and shareholders approved and adopted our 2014 Equity Incentive Plan, which was amended on May 9, 2016, February 13, 2019, May 18, 2021 and June 8, 2022. The 2014 Equity Incentive Plan expired on the 2014 Equity Incentive Plan Termination Date and no awards were or will be granted under the plan after such date; provided that, subject to the applicable provisions of the 2014 Equity Incentive Plan, all outstanding awards that were subject to being satisfied or terminated under the plan as of the 2014 Equity Incentive Plan Termination Date, will remain outstanding in accordance with the terms of the 2014 Equity Incentive Plan. As of December 31, 2025, an aggregate of 1,012,902 common shares remained subject to outstanding awards previously granted under the 2014 Equity Incentive Plan. The following description of the plan is qualified in its entirety by the full text of the plan, which has been filed with the SEC as an exhibit to the registration statement previously filed in connection with our initial public offering and incorporated by reference herein.

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

2024 Equity Incentive Plan

On July 2, 2024, our board of directors approved and adopted the 2024 Equity Incentive Plan, pursuant to which we may issue stock awards up to an aggregate amount of 2,000,000 common shares. As of December 31, 2025, an aggregate of 326,492 common shares remained subject to outstanding awards granted under the 2024 Equity Incentive Plan. The following description of the plan is qualified in its entirety by the full text of the plan, which has been filed with the SEC as an exhibit to the registration statement previously filed in connection with our initial public offering and incorporated by reference herein.

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

During 2025, we paid an aggregate cash compensation of $600,000 and we granted a total of 12,747 RSUs to the independent members of our board of directors, as further described below. All such compensation had been approved by our shareholders at our 2024 annual general meeting:

Name	Cash Compensation	RSUs	RSUs value as of grant date	Total Compensation
Francisco Álvarez-Demalde	$100,000	1,821	$149,886	$249,886
Linda Rottenberg*	$100,000	3,642	$299,772	$399,772
Maria Pinelli	$100,000	1,821	$149,886	$249,886
Andrea Mayumi Petroni Merhy	$100,000	1,821	$149,886	$249,886
Andrew McLaughlin	$100,000	1,821	$149,886	$249,886
Alejandro Nicolas Aguzin	$100,000	1,821	$149,886	$249,886
Totals	$600,000	12,747	$1,049,202	$1,649,202
_______________
* As additional compensation for her role as Lead Independent Director during 2025, Mrs. Rottenberg was granted additional 1,821 RSUs (valued at $149,886 as of the grant date).

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

In 2022, we entered into amended and restated non-competition agreements with our founders and certain of our senior executives to, among other things, include the cash equivalent to their non-cash compensation (subject to certain exclusions) in the calculation of their respective compensation. Pursuant to these agreements, these employees have agreed to non-competition and non-interference obligations until the second anniversary of the termination of their employment, and a non-disparagement obligation. In consideration of these covenants, Mr. Martín Migoya will receive a compensation equal to his cash and non-cash compensation for 36 months following the date of termination of his employment, and the other founders will receive a compensation equal to their cash and non-cash compensation for 24 months following the date of termination of his or her employment. Cash compensation will be calculated based on the highest monthly salary during the 12-month period immediately preceding the date of termination of employment and the annual cash bonus payable at the latest target amount. Non-cash compensation will be calculated based on the total equity compensation received by the employee during the 12-month period immediately preceding the date of termination of their employment, subject to certain exclusions. This compensation will be paid in two equal installments, 50% immediately after termination of their employment, and 50% on the first anniversary therefrom. In addition, they will be entitled to receive continued health coverage and life insurance for 24 to 36 months after the termination of employment. These agreements may be terminated by us in case of termination with cause or resignation without good reason.

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

On November 12, 2025, the board of directors re-appointed Ms. Linda Rottenberg to serve as the lead independent director.

D. Employees

Our Globers

People are one of our most valuable assets. Attracting and retaining the right employees is critical to the success of our business and is a key factor in our ability to meet our client’s needs and the growth of our client and revenue base.

As of December 31, 2025, 2024 and 2023, on a consolidated basis, we had 28,773, 31,280 and 29,150 employees, respectively.

As of December 31, 2025, approximately 13.5% of our Globers were covered by collective bargaining agreements (“CBAs”). In particular, Globers (i) in Argentina, principally at our delivery centers in Rosario and Mendoza, were covered by a CBA with the trade union Federación Argentina de Empleados de Comercio y Servicios ("FAECYS"); (ii) on our Brazilian payroll are covered under the following: (a) Sindicato dos Trabalhadores em Processamento de Dados e Tecnología da Informação do Estado de São Paulo -SINDPD-SP CBA and (b) a CBA executed between the Union of advertisers, advertising agents and workers in advertising companies in the State of São Paulo (representing the employees, and the Association of Advertising Agencies of the State of São Paulo (representing the employers); (iii) from our Spanish payroll are covered under the following: (a) Consultancy services CBA and (b) bureaus and offices for Madrid and Cataluña and Marketing Agencies CBA, (iv) from our French payroll are covered under the Syntec CBA; (v) in Italy (Sysdata) are covered under the Metalurgic CBA and (vi) in Portugal are covered under Electronic Sector.

The following tables show our total number of full-time employees as of December 31, 2025 broken down by functional area and geographical location:

Number of employees
Technology	24,790
Operations	2,116
Management and administration	1,472
Sales	395
Total	28,773

Number of employees
Latin America	16,529
New Markets	5,296
North America	3,483
Europe	3,465
Total	28,773

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

The total attrition rate among our Globers was 13.6%, 9.5% and 8.1% for the years ended December 31, 2025, 2024 and 2023, respectively.

Recruitment

At Globant, we are committed to delivering a flexible, innovative, and people-centered recruiting experience that places candidates at the core of our value proposition. Our goal is to enable clients to design and scale high-performing teams with exceptional talent, meeting and exceeding the growing demand for digital and IT services.

This year marked a significant transformation in our recruiting strategy as it evolved alongside the launch of Globant’s AI Studios. By deepening our specialization and aligning our talent model with industry-focused Studios, we strengthened our ability to anticipate talent demands and ensure our teams are embedded where innovation happens. This closer integration with the business allows us to identify and attract top-tier technology professionals with both cutting-edge technical expertise and deep industry knowledge.

With a global presence spanning North America, Latin America, Europe, Asia, and Oceania, we operate through a decentralized strategy that expands and diversifies our talent sources worldwide. Our Talent Delivery Centers remain closely connected to the business, ensuring scalability, adaptability, and strong regional integration. This structure enables us to align recruitment priorities with business strategy, delivering a seamless and high-impact hiring process.

Throughout 2025, we continued strengthening our recruiting presence in our core, long-standing markets with sustained hiring demand, including Colombia, Argentina, and India. In parallel, we focused on consolidating our presence in developing markets such as Saudi Arabia, the United Arab Emirates, Morocco, Vietnam, Denmark, and Moldova, reinforcing their role within our global talent footprint.

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

We continue to evolve our recruiting operating model by leveraging technology to improve efficiency, decision-making, and scalability. Through the adoption of Globant Enterprise AI, Recruiting is laying the groundwork for an agent supported, agentic model with recruiter supervision, enabling more informed data and a responsive processes that better support business demand and talent delivery.

As part of this evolution, AI agents support core recruiting activities, such as sourcing, screening, job description creation, interviews, and content generation, helping reduce operational load while allowing recruiters to focus on evaluation, business alignment, and candidate engagement. In parallel, we continue to invest in the evolution of our Career Site as our primary talent attraction channel, strengthening how candidates discover opportunities, apply, and interact with our brand in a clear and efficient way.

Our leadership and innovation have also been certified by several prestigious awards, including being named a Leader in the IDC MarketScape: Worldwide Media Consultation, Integration, and Business Operations Cloud Service Providers. We were included in the 2024 Fortune Change the World List and recognized as the Best AI Services Provider by the ICT Leadership Awards 2024. Globant was also named one of America’s Most Reliable Companies 2025 by Newsweek.

Additionally, we received the 2025 Google Cloud Country Partner of the Year Award in Argentina and the Talent Development Partner of the Year for Latin America. These recognitions reflect our growth, reliability, and the trust that both our clients and the industry place in us.

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

Career Value Proposition

We provide a dynamic environment designed to foster both personal and professional growth. Globers are equipped with the tools and tangible opportunities to advance their careers and own their professional journey.

Globant actively invests in each Glober’s future by recognizing performance and creating opportunities for growth. In the past year, 8.4% of Globers were promoted, reflecting their progress and readiness to take on more complex and challenging roles.

At Globant, Globers can tailor their careers by exploring pathways that support different development goals:

•Become an Expert: Specialize in specific clients, industries, or cutting-edge technologies.
•Build a Holistic Career: Diversify experience across sectors and technologies.
•Lead Teams and Individuals: Step into leadership roles to guide teams and mentor others.
•Lead Projects and Specialties: Manage projects while developing subject-matter expertise.
•Develop a Global Mindset: Collaborate with multicultural teams and access mobility opportunities.

These pathways enable Globers to learn from peers worldwide, strengthening their perspective and readiness for future challenges.

Through our diverse and strategically curated learning offerings, we continue to deliver impactful development experiences. During 2025, these efforts were reflected in key performance indicators that highlight both engagement and effectiveness:

•Average Learning Hours per Glober: 52 hours dedicated to learning and skill development, demonstrating a strong company-wide commitment to continuous growth and ensuring our talent remains at the forefront of industry capabilities.
•Learning Satisfaction Score (NPS): 68, indicating high perceived quality and relevance of learning content and delivery.
•Applicability of Learning Content: 89% of Globers reported direct applicability to their daily work, confirming that acquired skills translate into enhanced performance and business value.

To support these career pathways, we continue to strengthen a comprehensive Growth Ecosystem that enables each Glober’s development:

•Continuous Learning: Access to Udemy for Business, Language Programs and our own Globant University Campus, with more than 11,000 learning courses.
•Continuous Feedback: Peer feedback, leader evaluations, and meaningful growth conversations.
•Open Career & Lateral Movements: An AI-powered internal talent marketplace that allows Globers to explore new technologies, accounts, and industries while building their careers autonomously. In 2025, over 2,800 career development moves were enabled through Open Career, combining applications to new opportunities and confirmed internal role transitions.
•Career Mentors: Personalized guidance for both technical and soft-skill development.
•Experience Leaders: Dedicated leaders who support Globers in navigating day-to-day project challenges.

Following the launch of the AI Mindset Program in 2024, we evolved from foundational awareness to meaningful AI adoption across our teams. Our AI Upskilling Strategy delivers AI-curated, personalized learning experiences designed to unlock both individual and organizational potential through three stages: Ignite Curiosity, Empower Globers, and Drive Best Practices.

•Ignite Curiosity: Introduction of essential AI concepts and the launch of the AI Learning Campus at Globant University, with tailored learning paths for technical and non-technical roles and more than 270 AI learning experiences.
•Empower Globers: Deepening technical and role-specific capabilities aligned with AI Pods, Globant Enterprise AI, Globant CODA, and specialized AI agents. This resulted in over 500 AI Pod Architects and over 2,400 AI Pod Domain Experts trained to apply AI in real-world scenarios.
•Drive Best Practices: Continuous improvement through peer learning, cross-pod collaboration, internal knowledge sharing, workshops, contests, and virtual hackathons such as rAIse Challenge and AI Quest, supported by over 230 AI Pod workshops.

To further integrate AI into our business strategy, we launched the Mastering the Art of Selling AI Pods program, combining self-paced learning with hands-on, business-case–oriented experiences to strengthen AI value articulation in client conversations.

The entire Glober journey is anchored in a set of competencies that reflect and reinforce our culture and core values. Through our Talent Manifesto, we embed our way of working into every stage of the career lifecycle. Performance assessments are grounded in behaviors that emphasize collaboration, inclusivity, continuous learning, and excellence. Our feedback and growth culture is supported by Performance Retrospectives, Self-Retrospectives, 360° Feedback, and Feedback for Leaders, reinforcing values such as Be Kind, Drive Innovation, Integrity, and Team Player.

We remain committed to continuously enhancing our career value proposition to provide meaningful growth opportunities for our talent while strengthening our organizational capabilities and long-term business impact.

Compensation

Globant’s compensation programs are designed to attract, retain, and motivate qualified executives and senior management while aligning compensation outcomes with the Company’s performance, long-term strategic objectives, and shareholder value creation. The Company’s compensation structure emphasizes pay-for-performance and consistency across comparable roles and markets.

Compensation for senior management generally consists of a fixed base salary and, for eligible positions, variable compensation components, including STIs and LTIs. See “Compensation – Compensation of Board of Directors and Senior Management” above for further information. Base salary is intended to reflect the scope of the role, individual experience, and market benchmarks. Variable compensation is designed to reward performance and align individual outcomes with Company results.

The 2024 Equity Incentive Plan is available to employees in highly senior roles. Awards under the 2024 Equity Incentive Plan are equity-based and are intended to promote long-term retention, align participants’ interests with the Company’s long-term performance, and support sustained value creation for shareholders. See "Liquidity and Capital Resources — Equity Compensation Arrangements" above for further information.

In addition to cash and equity compensation, the Company provides employees in certain of its subsidiaries with the opportunity to acquire Company’s common shares under its ESPP. See "Liquidity and Capital Resources — Equity Compensation Arrangements" above for further information.

Also, the Company provides benefits programs designed to support employee wellbeing and professional development. Benefits offerings vary by jurisdiction and are structured around five core pillars: Health; Career and Growth; Flexible Work and Time Off; Family; and Savings and Financial Planning.

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

Common shares issued under the ESPP may consist of common shares reacquired in open market purchases. On May 29, 2025, we entered into a 10b5-1 repurchase plan (the "2025 HSBC 10b5-1 Plan") with HSBC Securities (USA) Inc., acting as agent for the Company, for the repurchase of an aggregate of up to 80,000 common shares in four windows, starting on July 15, 2025 and ending on March 3, 2026. The repurchase plan will expire on March 6, 2026. Such repurchases would be executed by our board of directors pursuant to the authorization granted by the general meeting of shareholders of the Company on May 10, 2024, according to the conditions set forth in article 430-15 of Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Companies Law”). The Company intends to renew the 10b5-1 plan in furtherance of additional future share repurchases for this purpose.

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

Offering periods. Each offering period will have a 6 months duration; provided that in respect to Sistemas UK Limited, Sistemas Globales Uruguay S.A. and Difier S.A., their first offering period will have a 5 months duration, commencing on April 1st, 2021; and in respect of IAFH Global S.A., Sistemas Globales S.A., Globers S.A., Dynaflows S.A., Avanxo S.A., BSF S.A., Xappia S.R.L., Decision Support S.A. and Banking Solutions S.A., the offering periods will have 1 month duration, and shall reiterate every 3 months.

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

In connection with the plan, the administrator approved the repurchase of up to 100,000 common shares, which number of common shares is automatically increased on the first day of each year for a period of ten years beginning on 2022, in an amount equal to the smallest of: (a) 0.5% of the number of common shares issued and outstanding on the immediately preceding 31 December or (b) 200,000 common shares; that as of the date of this annual report represents an aggregate of 1,100,000 common shares. Until December 31, 2025, the administrator has repurchased 254,000 common shares, and has delivered 222,864 common shares under the plan.

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

From its adoption until the 2014 Equity Incentive Plan Termination Date, we have granted to eligible employees 35,142 SEUs and PSEUs, net of any cancelled and/or forfeited awards. Of the stock-equivalent units granted, 50% were in the form of PSEUs and 50% were in the form of SEUs. There were 6,957, 16,586 and 28,059 SEUs and PSEUs outstanding as of December 31, 2025, 2024 and 2023, respectively.

E. Share Ownership

Share Ownership

The total number of shares of the Company beneficially owned by our directors and executive officers, as of the date of this annual report, was 1,189,632 (includes common shares subject to options that are currently exercisable or will be exercisable, and/or issuable upon settlement of RSUs that have vested or will vest, within 60 days from the date of this annual report), which represents 2.76% of the total shares of the Company (including common shares subject to options that are currently exercisable within 60 days of the date of this annual report). See table in “Major Shareholders and Related Party Transactions — Major Shareholders.”

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

As of February 24, 2026, we had 43,179,556 issued and outstanding common shares. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, to receive the economic benefit of ownership of the securities, or has the right to acquire such powers within 60 days. Common shares subject to options, RSUs, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of the date of this annual report are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. As of February 24, 2026 we had 167 holders of record in the United States holding approximately 91.36% of our issued and outstanding common shares.

	Number	Percent
Martín Migoya (1)	337,194	*
Guibert Englebienne (2)	308,360	*
Martín Umaran (3)	417,321	*
Francisco Álvarez-Demalde (4)	17,405	*
Linda Rottenberg (5)	5,133	*
Maria Pinelli (6)	2,225	*
Andrea Mayumi Petroni Merhy (7)	1,842	*
Andrew McLaughlin (8)	825	*
Alejandro Nicolas Aguzin (9)	20,825	*
Juan Ignacio Urthiague (10)	21,522	*
Fernando Matzkin	12,272	*
Patricio Pablo Rojo	16,812	*
Wanda Weigert (11)	14,533	*
Diego Tártara	13,363	*

All Directors and Senior Management as a group	1,189,632	2.76%
*Less than 1%
5% or More Shareholders:
GIC Private Limited (12)	3,281,030	7.60%
Brandes Investment Partner, LP (13)	2,309,031	5.35%
Capital International Investors (14)	2,354,243	5.45%

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
(2)Includes 127,166 common shares held by a revocable trust formed under Wyoming law (the “Revocable Englebienne Trust Shares”) by Mr. Englebienne that was established for the benefit of Mr. Englebienne, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Englebienne Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 127,166 common shares held by such entity.
(3)Includes 20,000 common shares issuable upon exercise of vested options and 259,241 common shares held by a revocable trust formed under Wyoming law (the “Revocable Umaran Trust Shares”) by Mr. Umaran that was established for the benefit of Mr. Umaran, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Umaran Trust Shares to a BVI company wholly owned by the trust. Angerona Trust Company LLC acts as the independent trustee of the trust. Angerona Group Administration Limited is the sole director of the BVI company and holds voting and dispositive power over the 259,241 common shares held by such entity.

(4)Includes 261 common shares issuable upon settlement of RSUs and 1,113 common shares held by NPI Group FLP. Mr. Alvarez Demalde holds voting and investment power over the shares held by NPI Group FLP.
(5)Includes 522 common shares issuable upon settlement of RSUs.
(6)Includes 261 common shares issuable upon settlement of RSUs.
(7)Includes 261 common shares issuable upon settlement of RSUs.
(8)Includes 261 common shares issuable upon settlement of RSUs.
(9)Includes 261 common shares issuable upon settlement of RSUs.
(10)Includes 1,500 common shares issuable upon exercise of vested options.
(11)Includes 5,000 common shares issuable upon exercise of vested options.
(12)Based on a Schedule 13G/A filed with the SEC on May 7, 2025, GIC Private Limited beneficially owns 3,281,030 of our common shares. It has sole voting power and sole dispositive power with respect to 2,717,764 shares, which it manages on behalf of the Government of Singapore ("GoS") under an investment management agreement. It also has shared voting power and shared dispositive power with respect to 563,266 shares with the Monetary Authority of Singapore ("MAS"). GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares. The address of GIC Private Limited's principal business office is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912, Singapore.
(13)Based on a Schedule 13G filed with the SEC on November 12, 2025, Brandes Investment Partners, LP beneficially owns 2,309,031 of our common shares; has shared voting power with respect to 1,830,990 shares and shared dispositive power with respect to 2,309,031 shares. The address of Brandes Investment Partners, LP´s principal business office is 4275 Executive Square, Fifth Floor, La Jolla, California 92037, United States.
(14)Based on a Schedule 13G filed with the SEC on February 13, 2026, Capital International Investors beneficially owns 2,354,243 of our common shares, and has sole and dispositive power with respect to all of such shares. The address of Capital International Investors is 333 South Hope Street, 55th Floor, Los Angeles, California 90071, United States.

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

Legal Proceedings

We may be involved in litigation in the normal course of our business, both as a defendant and as a plaintiff. In the ordinary course of our business, we are subject to certain contingent liabilities with respect a variety of potential claims, lawsuits and other proceedings, including claims related to patent infringement, purported class actions, tax and labor lawsuits. In particular, in the software and technology industries, other companies own large numbers of patents, copyrights, trademarks and trade secrets and frequently engage in litigation based on allegations of infringement or other violations of intellectual property rights. We have received and may continue to receive assertions and claims that our services infringe on these patents or other intellectual property rights. See “Key Information - Risk Factors — Risks Related to Our Business and Industry — Our business results of operations and financial condition could be adversely affected by the unauthorized use of our intellectual property or our violation of the intellectual property of others.”

In 2018, certain of our non-U.S. subsidiaries became subject to examination by the U.S. Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed in the United States by employees of certain of our subsidiaries between 2013 and 2015. During the fourth quarter of 2021, the IRS and our subsidiaries reached a preliminary agreement regarding the proposed assessments, which totaled approximately $1.3 million, including applicable interests and penalties. On March 16, 2022, the Company paid $961,000 in principal amount. Interest and penalties were barred by the expiration of the statute of limitations in March 2025.

Between 2010 and 2014, certain of Grupo Assa’s Brazilian subsidiaries were subject to two examinations by the Ministry of Labor (“MTE”) and the Brazilian Internal Revenue Service (“RFB”) in relation to the potential hiring of employees as independent contractors. As a result of such examinations, Grupo Assa's Brazilian subsidiaries are subject to different administrative and judicial proceedings, seeking to collect payment of taxes and social security contributions allegedly owed by the companies, and imposing certain associated fines. In a "Transação Tributária" request, on June 24, 2024, Grupo Assa’s Brazilian subsidiaries reached a settlement in connection with certain of these proceedings for an original claimed amount of $10.19 million. In full final and definitive settlement of such claims, Grupo Assa’s Brazilian subsidiaries paid an updated amount of $4 million. All remaining administrative and judicial claims of Grupo Assa's Brazilian subsidiaries, totaling approximately $1.1 million and subject to pending proceedings, are expected to be deemed unenforceable as a result of the Brazilian Supreme Court's ruling in Theme 725.

In addition to the foregoing, as of December 31, 2025, we are a party to certain other legal proceedings, including tax and labor claims, where the risk of loss is considered possible. In the opinion of our management, the ultimate disposition of such threatened and/or pending matters, either individually or on a combined basis, is not likely to have a material effect on our financial condition, liquidity or results of operations.

Dividend Policy

We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any dividends in the near future.

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

Share Capital

As of December 31, 2025, our issued share capital was $53,774,743.20, represented by 44,812,286 common shares with a nominal value of $1.20 each, of which 976,682 were treasury shares held by us.

As of December 31, 2025, we had an authorized share capital, excluding the issued share capital, of $8,543,362.80, consisting of 7,119,469 common shares with a nominal value of $1.20 each.

Our shareholders' meeting has authorized our board of directors to issue common shares within the limits of the authorized share capital at such time and on such terms as our board of directors may decide during a period ending on the fifth anniversary of the extraordinary general meeting of shareholders held on May 10, 2024, which may be renewed. Accordingly, as of December 31, 2025, our board of directors may issue up to 7,119,469 common shares.

Our authorized share capital is determined by our articles of association, as amended from time to time, and may be increased or reduced by amending the articles of association by a two-thirds majority of the vote at an extraordinary general shareholders' meeting at which a quorum is present. Under Luxembourg law, our shareholders have no obligation to provide further capital to us.

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

Issuance of Common Shares

Pursuant to Luxembourg Companies Law, the issuance of common shares requires the amendment of our articles of association by the approval of two-thirds of the votes at an extraordinary general shareholders' meeting at which a quorum is present; provided, however, that the general meeting may approve an increase in the authorized share capital and authorize our board of directors to issue common shares up to the maximum amount of such authorized unissued share capital for a five year period beginning either on the date of the relevant general meeting or the date of publication in the RESA of the minutes of the relevant general meeting approving such authorization. The general meeting may amend or renew such authorized share capital and such authorization of our board of directors to issue common shares.

As of December 31, 2025, we had an authorized share capital, excluding the issued share capital, of $8,543,362.80 and our board of directors was authorized to issue up to 7,119,469, common shares (subject to stock splits, consolidation of common shares or like transactions) with a nominal value of $1.20 per common share.

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

On May 29, 2025, we entered into the 2025 HSBC 10b5-1 Plan for the repurchase of an aggregate of up to 80,000 common shares in four windows, starting on July 15, 2025 and ending on March 3, 2026. The repurchase plan will expire on March 6, 2026.

On September 30, 2025, our board of directors approved the Repurchase Program, authorizing the allocation of up to $50 million per quarter, subject to a maximum aggregate of $125 million, for the repurchase of our common shares beginning in the fourth quarter of 2025 through the fourth quarter of 2026. The timing and price of repurchases as well as the actual number of shares repurchased under the Repurchase Program are at our discretion and depend on a variety of factors, including business and market conditions, the share price, regulatory requirements and limitations, corporate liquidity requirements and priorities, legal requirements and restrictions in the agreements governing the Company’s indebtedness, alternative investment opportunities, acquisition opportunities and other factors. Purchases under the Repurchase Program may be made from time to time at management’s discretion. The Repurchase Program permits common shares to be repurchased in a variety of methods, including but not limited to open market repurchases or accelerated share repurchases. The board of directors authorized the Company's management team to enter into engagement or trading agreements and/or establish, modify, or terminate Rule 10b5-1 trading plans with one or more brokers, dealers and/or financial institutions to facilitate the repurchases under the Repurchase Program. We are not obligated to repurchase any specific amount of common shares. The Repurchase Program may be suspended or discontinued at any time or periodically without prior notice. We repurchase the common shares to be held in treasury and subsequently disposed, cancelled and/or allocated to awards under our equity incentive plans. We utilize available cash and/or intercompany indebtedness to fund the repurchases under the Repurchase Plan. It is our intention that such repurchases benefit from the safe harbor provided by Rule 10b-18 promulgated by the SEC under the Exchange Act of 1934.

On November 18, 2025, we entered into a letter for discretionary purchases (the "2025 Repurchase Instruction") with Allen & Company, LLC, acting as agent for the Company, for the repurchase of common shares for a maximum value of $50 million, excluding commissions, between November 18, 2025 and December 15, 2025.

On December 12, 2025, we entered into a 10b5-1 repurchase plan (the "2025 Allen 10b5-1 Plan") with Allen & Company, LLC, acting as agent for us, for the repurchase of common shares for a maximum value of $50 million, including total commissions, between January 2, 2026 and March 3, 2026.

As of the date of this annual report we have repurchased an aggregate of 1,558,560 of our common shares for a total purchase price of $99,966,003.35 under the Repurchase Program.

Capital Reduction

Our articles of association provide that our issued share capital may be reduced by a resolution adopted by a two-thirds majority of the votes at an extraordinary general shareholders' meeting at which a quorum is present. If the reduction of capital results in the capital being reduced below the legally prescribed minimum, the general meeting of the shareholders must, at the same time, resolve to increase the capital up to the required level.

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

In the event (i) an extraordinary general meeting of shareholders is convened to vote on an extraordinary resolution (See below under "Voting Rights" for additional information), (ii) there is no quorum present at such meeting and/or (iii) a second meeting is convened, the second meeting will be convened as specified above.

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

C. Material Contracts

On May 31, 2023, Globant LLC entered into the Fourth A&R Credit Agreement, as amended on June 18, 2025 by that certain Amendment No. 1 to the Fourth Amended and Restated Credit Agreement, pursuant to which we may borrow up to $725 million under a revolving credit facility and may request increases of the maximum amount available under the revolving facility, and have requested term loans in an aggregate amount of $375 million. The maturity date of each loan is May 30, 2028.

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
The taxable profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective maximum rate of 17.12% for year 2025 (inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which the company is located (6.75% in the City of Luxembourg). The maximum aggregate CIT and MBT rate consequently amounts to 23.87% for year 2025 for companies located in the City of Luxembourg.
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

Luxembourg resident taxpayers are allowed to opt out of the benefit of the exemption to the extent that dividend income is exempt solely based on the acquisition price representing at least EUR 1.2 million (for dividends) and EUR 6 million (for capital gains). This opt out mechanism has to be exercised individually for each tax year and each participation.

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
A minimum net wealth tax ("MNWT") is levied on companies having their statutory seat or central administration in Luxembourg. As from January 1, 2025, the MNWT is determined solely on the basis of the company's total balance sheet amount. For entities whose total balance sheet amount is less than or equal to EUR 350,000, the MNWT is EUR 535. For entities whose total balance sheet amount is greater than EUR 350,000 and less than or equal to EUR 2,000,000, the MNWT is EUR 1,605. For entities whose total balance sheet amount exceeds EUR 200,000,000, the MNWT is EUR 4,815.

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

Capital gains realized on the disposal of our common shares by resident individual holders of our common shares, who act in the course of the management of their private wealth, are not subject to income tax, unless said capital gains qualify either as speculative gains or as gains on a substantial participation. Capital gains are deemed to be speculative and are subject to income tax at ordinary rates if our common shares are disposed of within six months after their acquisition or if their disposal precedes their acquisition. Speculative gains are subject to income tax as miscellaneous income at ordinary rates. The income is not taxable if it does not surpass EUR 500 for the tax year. A participation is deemed to be substantial where a resident individual holder of our common shares holds or has held, either alone or together with his spouse or partner and / or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10% of the share capital of the company whose common shares are being disposed of. A holder of our common shares is also deemed to alienate a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period). Capital gains realized on a substantial participation more than six months after the acquisition thereof are taxed according to the half-global rate method, (i.e. the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation). A Disposal may include a sale, an exchange, a contribution or any other kind of alienation of the participation.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

a) Disclosure Controls and Procedures

As of December 31, 2025, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were effective as of December 31, 2025.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of this assessment, our management has determined that our internal control over financial reporting was effective as of December 31, 2025.

Our management has excluded Omni.Pro from its assessment of internal control over financial reporting as of December 31, 2025 because it was acquired by the Company in purchase business combinations during 2025. This entity constitutes 0.3% of our consolidated assets and 0.6% of consolidated revenues as of and for the year ended December 31, 2025.

c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

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

ITEM 16B. CODE OF ETHICS.

Effective as of July 23, 2014, we adopted a code of business conduct and ethics which sets the guidelines and principles necessary for promoting and assuring good behavior within the organization. On January 26, 2022, our board of directors approved and adopted the 2022 Code of Ethics, which became effective on March 1, 2022. The new code introduces new important topics, including, among others, anti-money laundering provisions, protection of Globant's image and proper use of social media, third party's audits and government investigations and matters of integration and diversity. Our board of directors approved additional non-material amendments to the Code of Ethics on February 25, 2026. A copy of that code is available on our website at investors.globant.com/code-of-ethics. Any amendments to such code will be disclosed on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees for the services provided by our auditor, Price Waterhouse & Co. S.R.L. for the years 2025 and 2024, classified by type of service rendered for the periods indicated, in thousands of dollars:

	2025	2024

	($ in thousands)
Audit Fees (1)	$1,757	$1,928
Audit Related Fees (2)	58	63
Total	1,815	1,991

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

On May 28, 2024, we entered into a 10b5-1 repurchase plan (the "2024 HSBC 10b5-1 Plan", and together with the 2025 HSBC 10b5-1 Plan, the "10b5-1 HSBC Plans") with HSBC Securities (USA) Inc., acting as agent for the Company, for the repurchase of an aggregate of up to 48,000 common shares in four windows, starting on July 16, 2024 and ending on March 4, 2025. The repurchase plan will expire on March 7, 2025.

On May 29, 2025, we entered into the 2025 HSBC 10b5-1 Plan for the repurchase of an aggregate of up to 80,000 common shares in four windows, starting on July 15, 2025 and ending on March 3, 2026. The repurchase plan will expire on March 6, 2026.

On September 30, 2025, our board of directors approved the Repurchase Program authorizing the allocation of up to $50 million per quarter, subject to a maximum aggregate of $125 million, for the repurchase of our common shares beginning in the fourth quarter of 2025 through the fourth quarter of 2026.

On November 18, 2025, we entered into the 2025 Repurchase Instruction under the Repurchase Program with Allen & Company, LLC, acting as agent for the Company, for the repurchase of common shares for a maximum value of $50 million, excluding commissions, between November 18, 2025 and December 15, 2025.

On December 12, 2025, we entered into 2025 Allen 10b5-1 Plan for the repurchase of common shares for a maximum value of $50 million, including total commissions, between January 2, 2026 and March 3, 2026.

The following table reports purchases of Globant common shares by the Company during the year ended December 31, 2025 that were made under the 10b5-1 HSBC Plans and the 2025 Allen 10b5-1 Plan.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased under the Plans or Programs

January 1 to January 31, 2025	—	—	—	12,000
February 1 to February 28, 2025	—	—	—	12,000
March 1 to March 31, 2025(1)	12,000	$144.70	12,000	—
April 1 to April 30, 2025	—	—	—	—
May 1 to May 31, 2025(2)	—	—	—	80,000
June 1 to June 30, 2025	—	—	—	80,000
July 1 to July 31, 2025(3)	20,000	$83.56	20,000	60,000
August 1 to August 31, 2025(4)	20,000	$69.37	20,000	40,000
September 1 to September 30, 2025	—	—	—	40,000
October 1 to October 31, 2025	—	—	—	40,000
November 1 to November 30, 2025(5)	209,968(6)	$59.53	820,045	1,187,315(10)
	200,784(7)	$62.26
	207,378(8)	$60.28
	201,915(9)	$61.81
December 1 to December 31, 2025	(11)	—	—	1,187,315(10)
	20,000(12)	$66.72	20,000	1,167,315(13)
Total	892,045		892,045

(1)    On March 5, 2025, we repurchased 12,000 of our common shares under the 2024 HSBC 10b5-1 Plan to be held in treasury in order to facilitate the fulfillment of the deliveries under the ESPP and other releases under the 2014 Equity Incentive Plan and the 2024 Equity Incentive Plan.
(2)    On May 29, 2025, we entered into a 10b5-1 repurchase plan with HSBC Securities (USA) Inc., acting as agent for us, for the repurchase of an aggregate of up to 80,000 of our common shares.
(3)    On July 16, 2025, we repurchased 20,000 of our common shares under the 2025 HSBC 10b5-1 Plan to be held in treasury in order to facilitate the fulfillment of the deliveries under the ESPP and other releases under the 2014 Equity Incentive Plan and the 2024 Equity Incentive Plan.
(4)    On August 20, 2025, we repurchased 20,000 of our common shares under the 2025 HSBC 10b5-1 Plan to be held in treasury in order to facilitate the fulfillment of the deliveries under the ESPP and other releases under the 2014 Equity Incentive Plan and the 2024 Equity Incentive Plan.
(5)    On November 18, 2025, we entered into a letter for discretionary purchases with Allen & Company, LLC, acting as agent for the Company, for the repurchase of our common shares for a maximum value of $50 million, excluding commissions, under the Repurchase Program.
(6)    On November 19, 2025, we repurchased 209,968 of our common shares under the 2025 Repurchase Instruction to be held in treasury and subsequently disposed, cancelled and/or allocated to awards under the 2014 Equity Incentive Plan and the 2024 Equity Incentive Plan.
(7)    On November 20, 2025, we repurchased 200,784 of our common shares under the 2025 Repurchase Instruction to be held in treasury and subsequently disposed, cancelled and/or allocated to awards under the 2014 Equity Incentive Plan and the 2024 Equity Incentive Plan.
(8)    On November 21, 2025, we repurchased 207,378 of our common shares under the 2025 Repurchase Instruction to be held in treasury and subsequently disposed, cancelled and/or allocated to awards under the 2014 Equity Incentive Plan and the 2024 Equity Incentive Plan.
(9)    On November 24, 2025, we repurchased 201,915 of our common shares under the 2025 Repurchase Instruction to be held in treasury and subsequently disposed, cancelled and/or allocated to awards under the 2014 Equity Incentive Plan and the 2024 Equity Incentive Plan.
(10)    40,000 of our common shares, pursuant to the 2025 HSBC 10b5-1 Plan; and approximately 1,147,315 of our common shares, at the closing price of our common shares on December 31, 2025, as quoted on the New York Stock Exchange, which was $65.37, pursuant to the Repurchase Program.
(11)    On December 12, 2025, we entered into a 10b5-1 repurchase plan with Allen & Company, LLC, acting as agent for us, for the repurchase of common shares for a maximum value of $50 million, including total commissions under the Repurchase Program.
(12)    On December 27, 2025, we repurchased 20,000 of its common shares under the 2025 HSBC 10b5-1 Plan held in treasury in order to facilitate the fulfillment of the deliveries under the ESPP and other releases under the 2014 Equity Incentive Plan and the 2024 Equity Incentive Plan.
(13)    20,000 of our common shares, pursuant to the 2025 HSBC 10b5-1 Plan; and approximately 1,147,315 of our common shares, at the closing price of our common shares on December 31, 2025, as quoted on the New York Stock Exchange, which was $65.37, pursuant to the Repurchase Program.

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

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of assessing, identifying and managing material risks associated with cybersecurity threats, as such term is defined in Item 16K of Form 20-F. These risks encompass a range of concerns including, operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy and security laws.

The identification and assessment of cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through a multi-faceted approach, including third party assessments, IT security, governance, risk and compliance reviews. To defend, detect and respond to cybersecurity incidents, we conduct, among other things, proactive privacy and cybersecurity assessments of systems, network and applications, audit applicable data policies, manage intrusion detection and prevention systems and network access controls, perform penetration testing using external third-party tools and techniques to test security controls, focus on securing our applications and software, conduct employee training, implement secure coding practices, monitor emerging laws and regulations related to data protection and information security (including our consumer products) and implement appropriate changes. Teams of dedicated privacy, safety and security professionals manage cybersecurity risk, including mitigation, incident prevention, detection and remediation. These teams include the Globant Information Security Team (“GIST”) and Application & Infrastructure Security and Incident Response Team (the “Incident Response Team”).

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

Any incident assessed as potentially being or potentially becoming material is automatically escalated for further assessment to the members of our Disclosure Committee, which is comprised of our chief financial officer, chief accounting officer, general counsel, internal audit SOX & Risk officer, investors relations director and compliance manager. In addition, we consult with outside counsel as appropriate, including on materiality analyses and disclosure matters.

The foregoing processes have been incorporated into Globant’s internal control matrix to, among others, (a) secure effective control over disclosure relating to cybersecurity matters, (b) include proper proceedings to review, record and classify cybersecurity incidents, and (c) ensure adequate Board oversight.

Although we have experienced cybersecurity incidents in the past, as of the date of this annual report, we have not suffered any cybersecurity incident determined to have had material effects on our business strategy, operational results, or financial situation. However, any significant disruption to our service or access to our systems could result in a loss of customers and adversely affect our business and results of operation. Further, a penetration of our systems or a third-party’s systems or other misappropriation or misuse of personal information could subject us to business, regulatory, litigation and reputation risk, which could have a negative effect on our business, financial condition and results of operations. For more information on how risks from cybersecurity threats may affect our strategy, please refer to our Risk Factor under Item 1.D Risk Factors in this Annual Report on Form 20-F. Specifically, "If our computer systems or data, or our service providers’ systems or data, are subject to security incidents or breaches, or if any of our employees misuses or misappropriates data, it may disrupt our operations, and we may face reputational damage, lose clients and revenues, or incur losses.".

Governance

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

Our Audit Committee conducts quarterly meetings with our chief information officer to review the cybersecurity strategy, including principal risks and incidents relating to cybersecurity threats, compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and internal control risks, and it reports any findings and recommendations, as appropriate, to the full Board for consideration. In that capacity, our Audit Committee conducts periodic reviews of, and holds meetings with senior management to discuss, technology and cybersecurity risks and the risk assessment and risk management policies, practices, programs and/or procedures that we have adopted to monitor, control, mitigate and manage such risks.

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

Our security framework leverages a set of internationally recognized standards, including but not limited to, ISO 27001 and NIST Cyber Security Framework. Since 2013, Globant certified ISO 27001, a standard that provides a model for establishing, implementing, operating, monitoring, reviewing, maintaining, and improving an information security management system (ISMS). The process of certifying ISO 27001 ensures that ISMS is under explicit management control. In 2025, we migrated successfully to the ISO 27001:2022.

PART III.

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit No.	Description
1.1	Amended Articles of Association, dated February 20, 2026.
2.1	Description of Capital Stock.
4.1	Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form F-1 (SEC File No. 333-190841), filed with the SEC on May 28, 2014.
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

4.20
Amendment No. 1 to Fourth Amended and Restated Credit Agreement, dated June 18, 2025, by and among Globant, LLC, as borrower, HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender, HSBC Bank USA, N.A., JPMorgan Chase Bank, N.A., The Bank of Nova Scotia, Citibank, N.A., PNC Bank, National Association, and Bank of America, N.A., as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., The Bank of Nova Scotia, and Citibank, N.A., as joint syndication agents, and certain financial institutions listed therein, as lenders; incorporated by reference to Exhibit 99.1 of the Registrant’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on June 23, 2025.

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

Date: February 27, 2026

GLOBANT S.A.
By:	/s/ Juan Ignacio Urthiague

Name:	Juan Ignacio Urthiague
Title:	Chief Financial Officer

GLOBANT S.A.

Globant S.A.

Consolidated Financial Statements as of December 31, 2025 and December 31, 2024 and for each of the three years in the period ended December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Globant S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Globant S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Omni.Pro from its assessment of internal control over financial reporting as of December 31, 2025 because it was acquired by the Company in a purchase business combination during 2025. We have also excluded Omni.Pro from our audit of internal control over financial reporting. Omni.Pro is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent approximately 0.3% and 0.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Business Combinations – Valuation of Customer Relationships

As described in Notes 4 and 26.1 to the consolidated financial statements, the Company completed one (1) business combination for net consideration of $63.1 million during the year ended December 31, 2025, of which approximately $13.4 million was allocated to customer relationship intangible asset. In addition, as described in note 26.8 to the consolidated financial statements, the Company completed the fair value determination for certain acquisitions made during the year ended December 31, 2024 within the measurement period, which resulted in $89.3 million additional intangible assets recognized, of which approximately $83.9 million was allocated to customer relationship intangible asset. Fair value is estimated by management using a multi-period excess earnings method for customer relationships. Management’s cash flow projections for the intangible assets acquired included significant judgments and assumptions relating to revenue growth rates, customer attrition rates, and discount rates for customer relationships.

The principal considerations for our determination that performing procedures relating to the valuation of customer relationships is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the customer relationships; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, customer attrition rates and discount rates for customer relationships; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the business combinations, including controls over management’s valuation of the customer relationships. These procedures also included, among others, (i) reading the purchase agreement; (ii) testing management’s process for developing the fair value estimate of the customer relationships; and (iii) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, customer attrition rates and discount rates for customer relationships. Evaluating management’s assumptions related to revenue growth rates and customer attrition rates for customer relationships involved evaluating whether the assumptions used by management were reasonable considering (i) current and past performance of the businesses; (ii) consistency with external market and industry data; and (iii) consistency with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the multi-period excess earnings method and (ii) the reasonableness of the discount rate assumption for customer relationships.

Goodwill Impairment Assessment

As described in Notes 3.10, 4 and 26.1 to the consolidated financial statements, the Company’s consolidated goodwill balance was $1,601.5 million as of December 31, 2025. The Company evaluates goodwill for impairment at least annually or more frequently when there is an indication that the cash generating unit ("CGU") may be impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company measures the CGU based on value-in-use calculation, which requires the use of significant assumptions related to revenue growth, gross margin, terminal growth rate, and discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the value-in-use calculations of the CGU; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth, gross margin, terminal growth rate, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company’s CGU. These procedures also included, among others (i) testing management’s process for developing the value-in-use of the CGU; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth, gross margin, terminal growth rate, and discount rate. Evaluating management’s assumptions related to revenue growth, gross margin and terminal growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) current and past performance of the CGU; (ii) consistency with external market and industry data; and (iii) consistency with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the discount rate assumption.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Alejandro Javier Rosa (Partner)
Autonomous City of Buenos Aires, Argentina
February 27, 2026

We have served as the Company’s auditor since 2020.

GLOBANT S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2025	2024	2023

Revenues	5	2,454,877	2,415,689	2,095,939
Cost of revenues	6.1	(1,595,586)	(1,552,322)	(1,340,178)
Gross profit		859,291	863,367	755,761

Selling, general and administrative expenses	6.2	(629,332)	(632,995)	(537,075)
Net impairment losses on financial assets	13	(7,571)	(6,970)	(18,808)
Business optimization costs	32.1	(51,990)	—	—
Other operating income and expenses, net		1,334	2,016	(916)
Profit from operations		171,732	225,418	198,962

Finance income	7	5,526	5,303	4,777
Finance expense	7	(40,608)	(32,202)	(23,753)
Other financial results, net	7	3,247	6,064	11,342
Financial results, net		(31,835)	(20,835)	(7,634)

Share of results of investment in associates	12.2	110	222	89

Other income and expenses, net	8	(862)	5,624	6,602
Profit before income tax		139,145	210,429	198,019

Income tax	9.1	(35,189)	(41,426)	(39,511)
Net income for the year		103,956	169,003	158,508

Other comprehensive income (loss) net of income tax effects
Items that may be reclassified subsequently to profit or loss:
- Exchange differences on translating foreign operations		70,225	(86,110)	(16,721)
- Net change in fair value on financial assets measured at FVOCI		(21,286)	1,959	119
- Gains and losses on cash flow hedges		9,116	(14,142)	9,327
Total other comprehensive income (loss)		58,055	(98,293)	(7,275)
Total comprehensive income for the year		162,011	70,710	151,233

Net income (loss) attributable to:
Owners of the Company		102,918	165,732	158,538
Non-controlling interest		1,038	3,271	(30)
Net income for the year		103,956	169,003	158,508

Total comprehensive income for the year attributable to:
Owners of the Company		154,953	63,024	148,732
Non-controlling interest		7,058	7,686	2,501
Total comprehensive income for the year		162,011	70,710	151,233

GLOBANT S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2025	2024	2023

Earnings per share
Basic	10	2.33	3.82	3.72
Diluted	10	2.29	3.72	3.64
Weighted average of outstanding shares (in thousands)
Basic	10	44,228	43,402	42,601
Diluted	10	45,005	44,589	43,594

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2025 AND 2024
(in thousands of U.S. dollars)

		As of December 31,
	Notes	2025	2024
ASSETS
Current assets
Cash and cash equivalents	11	243,742	142,093
Investments	12.1	6,594	13,992
Trade receivables	13	577,673	605,002
Other assets	17	35,117	20,420
Other receivables	14	84,405	53,939
Other financial assets	18	6,226	3,100
Total current assets		953,757	838,546
Non-current assets
Investments	12.1	2,489	2,212
Other assets	17	4,424	4,750
Other receivables	14	49,496	40,784
Deferred tax assets	9.2	91,065	80,811
Investment in associates	12.2	1,727	1,648
Other financial assets	18	29,930	41,403
Property and equipment	15	137,331	154,755
Intangible assets	16	345,951	378,024
Right-of-use asset	28	100,542	122,884
Goodwill	26.1	1,601,523	1,483,443
Total non-current assets		2,364,478	2,310,714
TOTAL ASSETS		3,318,235	3,149,260
LIABILITIES
Current liabilities
Trade payables	19	112,590	114,743
Payroll and social security taxes payable	20	203,395	239,440
Borrowings	21	19,666	1,601
Other financial liabilities	18	169,605	77,976
Lease liabilities	28	28,511	29,736
Tax liabilities	22	33,205	36,916
Income tax payable		10,730	6,520
Other liabilities		2,591	231
Total current liabilities		580,293	507,163
Non-current liabilities
Trade payables	19	3,684	2,006
Borrowings	21	347,040	290,935
Other financial liabilities	18	90,499	168,163
Lease liabilities	28	78,428	87,887
Income tax payable		1,428	6,625
Deferred tax liabilities	9.2	30,906	29,776
Payroll and social security taxes payable	20	2,358	5,187
Contingent liabilities	23	21,963	18,169
Total non-current liabilities		576,306	608,748
TOTAL LIABILITIES		1,156,599	1,115,911
Capital and reserves
Issued capital		52,604	52,837
Additional paid-in capital		1,167,979	1,193,029
Other reserves		(92,721)	(144,756)
Retained earnings		965,739	862,821
Total equity attributable to owners of the Company		2,093,601	1,963,931
Non-controlling interests		68,035	69,418
Total equity		2,161,636	2,033,349
TOTAL EQUITY AND LIABILITIES		3,318,235	3,149,260
The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve and cash flow hedge reserve	Attributable to owners of the Parent	Non-controlling interests	Total
Balance at January 1, 2023	42,269,659	50,724	950,520	538,551	(29,197)	(3,045)	1,507,553	48,607	1,556,160
Issuance of shares under share-based compensation plan (see note 30.1)	407,233	489	47,471	—	—	—	47,960	—	47,960
Issuance of shares under ESPP plan (note 25.4)	48,130	58	9,155	—	—	—	9,213	—	9,213
Issuance of shares under subscription agreement (see note 30.1)	403,760	485	72,441	—	—	—	72,926	—	72,926
Share-based compensation plan (see note 25)	—	—	27,726	—	—	—	27,726	—	27,726
Repurchase of shares (note 25.4)	(42,500)	(51)	(11,472)	—	—	—	(11,523)	—	(11,523)
Put option over non-controlling interest (note 3.13.3)	—	—	(72,923)	—	—	—	(72,923)	(2,169)	(75,092)
Non-controlling interest arising on a business combination (note 26)	—	—	—	—	—	—	—	17,078	17,078
Other comprehensive income (loss) for the year	—	—	—	—	(19,252)	9,446	(9,806)	2,531	(7,275)
Net income for the year	—	—	—	158,538	—	—	158,538	(30)	158,508
Balance at December 31, 2023	43,086,282	51,705	1,022,918	697,089	(48,449)	6,401	1,729,664	66,017	1,795,681

GLOBANT S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve and cash flow hedge reserve	Attributable to owners of the Parent	Non-controlling interests	Total
Balance at January 1, 2024	43,086,282	51,705	1,022,918	697,089	(48,449)	6,401	1,729,664	66,017	1,795,681
Issuance of shares under share-based compensation plan (see note 30.1)	399,539	479	55,794	—	—	—	56,273	—	56,273
Issuance of shares under ESPP plan (note 25.4)	45,501	55	9,567	—	—	—	9,622	—	9,622
Issuance of shares under subscription agreement (see note 30.1)	563,997	677	117,499	—	—	—	118,176	—	118,176
Share-based compensation plan (see note 25)	—	—	17,144	—	—	—	17,144	—	17,144
Repurchase of shares (note 25.4)	(66,000)	(79)	(10,596)	—	—	—	(10,675)	—	(10,675)
Remeasurement of Call/Put option over non-controlling interest (note 18)	—	—	(23,582)	—	—	—	(23,582)	—	(23,582)
Put option over non-controlling interest (note 3.13.3)	—	—	4,285	—	—	—	4,285	(4,285)	—
Other comprehensive income (loss) for the year	—	—	—	—	(90,525)	(12,183)	(102,708)	4,415	(98,293)
Net income for the year	—	—	—	165,732	—	—	165,732	3,271	169,003
Balance at December 31, 2024	44,029,319	52,837	1,193,029	862,821	(138,974)	(5,782)	1,963,931	69,418	2,033,349

GLOBANT S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve and cash flow hedge reserve	Attributable to owners of the Parent	Non-controlling interest	Total
Balance at January 1, 2025	44,029,319	52,837	1,193,029	862,821	(138,974)	(5,782)	1,963,931	69,418	2,033,349
Issuance of shares under share-based compensation plan (see note 30.1)	491,165	589	60,656	—	—	—	61,245	—	61,245
Issuance of shares under ESPP plan (note 25.4)	82,618	99	8,162	—	—	—	8,261	—	8,261
Issuance of shares under subscription agreement (see note 30.1)	124,547	149	16,282	—	—	—	16,431	—	16,431
Share-based compensation plan (see note 25)	—	—	1,788	—	—	—	1,788	—	1,788
Repurchase of shares (note 30.3)	(892,045)	(1,070)	(105,056)	—	—	—	(106,126)	—	(106,126)
Remeasurement of Call/Put option over non-controlling interest (note 18)	—	—	(12,069)	—	—	—	(12,069)	—	(12,069)
Put option over non-controlling interest (note 3.13.3)	—	—	5,187	—	—	—	5,187	(5,187)	—
Dividends payable to non-controlling interests	—	—	—	—	—	—	—	(3,254)	(3,254)
Other comprehensive income (loss) for the year	—	—	—	—	64,205	(12,170)	52,035	6,020	58,055
Net income for the year	—	—	—	102,918	—	—	102,918	1,038	103,956
Balance at December 31, 2025	43,835,604	52,604	1,167,979	965,739	(74,769)	(17,952)	2,093,601	68,035	2,161,636

(1) All shares are issued, authorized and fully paid. Each share is issued at a nominal value of $1.20 per share and entitles to one vote.
The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in thousands of U.S. dollars)

	For the year ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net income for the year	103,956	169,003	158,508
Adjustments to reconcile net income for the year to net cash flows from operating activities:
Share-based compensation expense	75,679	81,796	72,941
Current income tax (note 9.1)	59,834	79,026	74,454
Deferred income tax (note 9.1)	(24,645)	(37,600)	(34,943)
Depreciation of property and equipment (note 15)	33,668	36,195	32,760
Depreciation of right-of-use assets (note 28)	32,864	37,837	39,982
Amortization of intangible assets (note 16)	121,250	88,699	67,119
Impairment/(Reversal) of intangible assets, net (note 16)	—	1,577	(822)
Net impairment losses on financial assets	7,571	6,970	18,808
Reversal for claims and lawsuits (note 23)	(2,422)	(2,966)	(348)
Loss (gain) on remeasurement of contingent consideration and liabilities in installments (note 8)	1,660	(4,025)	(4,442)
Gain on transactions with bonds (note 7)	(1,340)	(4,958)	(9,157)
Accrued interest	31,920	23,355	15,295
Interest received	5,604	5,274	4,718
Net gain arising on financial assets measured at FVPL	(4,320)	(452)	(23,564)
Net (gain) loss arising on financial assets measured at FVOCI	(21,043)	6,397	(22,747)
Exchange differences	2,828	(3,020)	21,874
Share of results of investment in associates	(110)	(222)	(89)
Payments related to forward and future contracts	(7,704)	(17,090)	(3,813)
Proceeds related to forward and future contracts	28,391	9,313	24,977
Payments of remeasured earn-outs related to acquisition of business	(11,212)	(6,585)	(7,078)
Gain arising from sale of cryptocurrency	—	(1,146)	—
Net impairment losses on investments in convertible notes	1,350	1,114	—
Loss (gain) arising from lease disposals	3,771	(1,042)	—
Loss arising from property and equipment and intangibles derecognition	4,112	971	846
Changes in working capital:
Net decrease (increase) in trade receivables	36,238	(113,063)	(44,297)
Net (increase) decrease in other receivables	(13,744)	(1,401)	16,629
Net (increase) decrease in other assets	(13,726)	12,152	(10,004)
Net (decrease) increase in trade payables (4)	(6,554)	(38,086)	19,004
Net (decrease) increase in payroll and social security taxes payable	(60,773)	2,042	(37,402)
Net decrease in tax liabilities	(14,296)	(8,241)	(1,675)
Utilization of provision for contingent liabilities (note 23)	(740)	(4,069)	(227)
Income tax paid	(66,891)	(69,028)	(48,783)
Net cash provided by operating activities	301,176	248,727	318,524

Cash flows from investing activities
Cash outflows for property and equipment (2)	(19,223)	(27,733)	(45,110)
Proceeds from sale of cryptocurrency	—	2,953	288
Cash outflows for intangible assets (3)	(70,262)	(85,889)	(81,691)
Acquisition of investment in sovereign bonds	(36,279)	(39,232)	(29,032)
Proceeds from investment in sovereign bonds	37,619	44,190	38,189
Payments related to forward and future contracts	(5,025)	(8,599)	(10,906)
Proceeds related to forward and future contracts	7,750	7,557	20,419
Acquisition of investments measured at FVPL	(223,754)	(234,102)	(384,083)
Proceeds from investments measured at FVPL	231,297	240,518	410,707
Acquisition of investments measured at FVOCI	(8,000)	(361,427)	(214,642)
Proceeds from investments measured at FVOCI	8,025	362,274	217,246
Proceeds from sale of equity instruments	—	263	—
Payments to acquire equity instruments	(776)	(1,075)	(1,748)
Dividends from investments in associates	32	—	—
Acquisition of investment in convertible notes (note 29)	(2,156)	(2,533)	(2,367)
Collection of investments in convertible notes	1,009	—	—
Acquisition of business, net of cash (note 26) (1)	(32,931)	(278,173)	(253,691)
Payments of earn-outs related to acquisition of business	(21,836)	(22,896)	(13,940)
Net cash used in investing activities	(134,510)	(403,904)	(350,361)

GLOBANT S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in thousands of U.S. dollars)

	For the year ended December 31,
	2025	2024	2023
Cash flows from financing activities
Proceeds from the issuance of shares under the share-based compensation plan (note 30.1)	3,791	4,437	4,103
Proceeds from the issuance of shares under the ESPP plan	8,261	9,622	9,213
Repurchase of shares	(56,126)	(10,675)	(11,523)
Payment of call/put-option over non-controlling interest	(27,060)	(25,793)	(3,892)
Proceeds from borrowings (note 21)	260,170	440,662	395,621
Repayment of borrowings (note 21)	(186,198)	(347,348)	(271,783)
Payments of principal portion of lease liabilities (note 28)	(28,589)	(36,619)	(38,514)
Payments of lease liabilities interest (note 28)	(6,823)	(6,947)	(6,319)
Interest paid (note 21)	(20,762)	(12,196)	(4,106)
Payments of installments related to acquisition of business	(11,234)	(20,953)	(28,270)
Net cash (used in) provided by financing activities	(64,570)	(5,810)	44,530

Increase (Decrease) in cash and cash equivalents	102,096	(160,987)	12,693

Cash and cash equivalents at beginning of the year	142,093	307,223	292,457
Effect of exchange rate changes on cash and cash equivalents	(447)	(4,143)	2,073
Cash and cash equivalents at end of the year	243,742	142,093	307,223

(1) Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries net of cash acquired (note 26):

Supplemental information
Cash paid	36,520	289,248	286,695
Less: cash and cash equivalents acquired	(3,589)	(11,075)	(33,004)
Total consideration paid net of cash and cash equivalents acquired	32,931	278,173	253,691
As of December 31, 2025, the Company issued 62,840 common shares for a total amount of 6,376, according to the subscription agreement included in the stock purchase agreement, these were non-cash transactions. As of December 31, 2024, the Company issued 427,557, common shares for a total amount of 92,581, according to the subscription agreement included in the stock purchase.
(2)In 2025, 2024 and 2023, there were 337, 1,437 and 1,741 of acquisition of property and equipment financed with trade payables, respectively. In 2025, 2024 and 2023, the Company paid 1,437, 1,741 and 16,225 related to property and equipment acquired in 2024, 2023 and 2022, respectively.
(3)In 2025, 2024 and 2023 there were 845, 5,886 and 132 of acquisition of intangibles financed with trade payables, respectively. In 2025, 2024 and 2023 , the Company paid 5,886, 132 and 1,984 related to intangibles acquired in 2024, 2023 and 2022, respectively.
(4)In 2025, 2024 and 2023 there were 3,712, 26,375 and 29,422 liabilities assumed through business acquisitions, respectively (note 26).

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
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

The Company's principal operating subsidiaries and countries of incorporation as of December 31, 2025 were the following:

Country	Company
Argentina	Sistemas Globales S.A.
Brazil	Globant Brasil Consultoria Ltda.
Chile	Sistemas Globales Chile Asesorías S.p.A.
Colombia	Sistemas Colombia S.A.S.
France	Globant France S.A.S.
India	Globant India Private Limited.
Italy	Sysdata S.p.A.
Mexico	IAFH Globant IT Mexico S. de R.L. de C.V.
Peru	Globant Peru S.A.C.
Saudi Arabia	Globant Arabia Limited
Spain	Software Product Creation S.L.
Spain	Sports Reinvention Entertainment Group S.L
United Kingdom	Globant UK Ltd
United States of America	Globant LLC
United States of America	GUT Agency LLC
United States of America	W2 Holdings, LLC
Uruguay	Sistemas Globales Uruguay S.A.

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

2.1 – Application of new and revised International Financial Reporting Standards

•Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2025. The impact of the new and revised standards and interpretations mentioned on these consolidated financial statements is described as follows.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The Company has adopted the following standards and interpretation that became applicable for annual periods commencing on or after January 1, 2025:

Amendments to IAS 21	Lack of exchangeability

Those amendments did not have any material impact on the Company's accounting policies and did not require retrospective adjustments.

•New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 18	Presentation and Disclosures in Financial Statements (1)
Annual improvements to IFRS Accounting Standards	Volume 11 (2)
Amendments IFRS 9 and IFRS 7	Classification and measurement of financial instruments (2)

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

In April 2024, the IASB issued IFRS 18 in response to investors’ concerns about comparability and transparency of entities’ performance reporting. IFRS 18 replaces IAS 1 Presentation of Financial Statements. The standard introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. Also, the standard requires disclosure of ‘management-defined performance measures’.

IFRS 18 is effective from 1 January 2027 and has not yet been adopted. The Company is in the process of determining the impact of applying IFRS 18 in its consolidated financial statements and planning to apply IFRS 18 in its interim financial statements for the period ending 31 March 2027 and annual consolidated financial statements for the period ending 31 December 2027.

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
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

• On May 30, 2024 IASB issued Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 Financial Instruments.

The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2026. Earlier application is permitted. The Company has not opted for early application.

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
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
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

The Company has not recognized any impairment loss in the years ended December 31, 2025, 2024 and 2023.

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
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
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
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The Company made adjustments related to leases that are subject to changes in the consumer price index. As of December 31, 2025 and 2024, such adjustments amounted to 3,556 and 6,201 respectively.

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

Accounting standards are applied on the assumption that the value of money (the unit of measurement) is constant over time. However, when the rate of inflation is no longer negligible, a number of issues arise impacting the true and fair nature of the accounts of entities that prepare their financial statements on a historical cost basis. To address such issues, entities apply IAS 29 Financial Reporting in Hyperinflationary Economies from the beginning of the period in which the existence of hyperinflation is identified. Based on the statistics published on July 17, 2018, Argentina's economy started to be considered hyperinflationary. The Company assessed that the effects of inflation are not material to the financial statements, since the most significant Argentine subsidiaries have the U.S. dollars as their functional currency.

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

3.7 – Taxation

3.7.1 – Income taxes – current and deferred

Income tax expense represents the estimated sum of income tax payable, global minimum tax and deferred tax.

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

Globant S.A, is subject to a corporate income tax rate of 16.00% on taxable income exceeding EUR 200, leading to an overall tax rate of 23.87% in Luxembourg (taking into account the solidarity surtax of 7.00% on the CIT rate, and including the 6.75% municipal business tax rate applicable). This tax rate applies for the fiscal year beginning on the 1st January 2025 as per the Luxembourg Chamber of Deputies resolution of December 11, 2024. For the fiscal year 2024, the effective overall tax rate for a company established in Luxembourg City with taxable income exceeding EUR 200 was 24.94% due to a corporate income tax rate of 17%.

The holding companies located in Spain elected to be included in the Spanish special tax regime for entities having substantially all of their operations outside of Spain, known as “Empresas Tenedoras de Valores en el Exterior” (“ETVE”). Globant España S.A was registered in 2008. Under the ETVE regime, dividends distributed from its foreign subsidiaries as well as any gain resulting from disposal are subject to 95% of tax exemption effective from January 1st, 2020. In order to be entitled to the benefit, among other requirements, the main activity of the entities must be the administration and management of equity instruments from non-Spanish entities and such entities must be subject to a tax regime similar to that applicable in Spain for non-ETVEs companies. As of December 31, 2025 and 2024, the Spanish Holding companies received dividends distributions for 37,858 and 183,666, respectively.

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
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
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

The entities, BSF S.A., IAFH Global S.A. and Sistemas Globales S.A., were approved as beneficiaries of the Knowledge Economic Law by the Subsecretary of Knowledge Economy.

The benefits are subject to an annual amount determined in the annual national budget in Argentine Pesos.

The Company’s Uruguayan subsidiary Sistemas Globales Uruguay S.A. is domiciled in a tax free zone and has an indefinite tax relief of 100% of the income tax rate and an exemption from VAT. Since January 2024, Globant has been subject to the Global Minimum Tax regulation which affects the exemption granted by the tax free zone regime, generating a tax expense limited to 15% at Effective tax Rate level. In addition, on December 16, 2025 Uruguay has adopted the Domestic Minimum Top-up Tax under Law No. 20.446, in compliance with the OECD’s Pillar Two model rules which are effective for fiscal years ending on or after December 16, 2025. Therefore, is applicable for this year reporting.
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
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
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

As of December 31, 2024, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred (assessed as not probable), as of the date of the financial statements in accordance with IFRIC 23 in an amount of 8,186, related to assessments for the fiscal years 2018 to 2024. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future. As of December 31, 2025, there are no uncertain tax treatments to be informed due to the fact that the Argentinian companies have taken the obligation to pay to their shareholder the share-based compensation plans.

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

The Group performed an impact analysis of the OECD transitional safe harbour rules (as transposed into national legislation). The Group concluded that the majority of jurisdictions will not be subject to top-up tax due to the application of one of the transitional safe harbour rules with the exception of Uruguay.

2. Top-up tax to be determined.

The Group performed the detailed calculation in accordance with the Pillar Two rules and recognized an estimate tax expense amounting 873 and 6,625 as of December 31, 2025, and 2024, respectively. The Luxembourg Global Information Return and top-tax declaration for fiscal year 2024, will be due on June 30, 2026, while top-tax payment in Luxembourg will be due on July 31, 2026.

3. Deferred taxes.

The Group applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
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

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss. As of December 31, 2025 and 2024, the Company has derecognized property and equipment for an amount of 2,840 and 468, respectively.

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

The Company's crypto assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition. The Company performs monthly analysis to identify possible impairment. If the carrying value of the crypto asset exceeds the fair value based on the quoted price in the active exchange market, the Company will recognize an impairment loss equal to the difference between the fair value and the book value in the consolidated statement of comprehensive income. Gains, if any, will not be recognized until realized upon sale in the consolidated statement of comprehensive income. Further details are disclosed in note 16. As of December 31, 2025, the Company did not recognized impairments or reversal of impairment related to cryptocurrencies . As of December 31, 2024, the Company recognized a gain of 174 as reversal of impairment.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
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

3.9.4 – Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss when the asset is derecognized. As of December 31, 2025 and 2024, the Company has derecognized intangible assets for an amount of 1,272 and 2,310, respectively.

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
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As of December 31, 2025 and 2023, the Company did not recognize impairments related to intangible assets. As of December 31, 2024, the Company recognized an impairment loss of 1,751.

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

3.12.2 – Financial assets measured at FVOCI

A financial asset is measured at FVOCI if both of the following conditions are met, and if it is not designated as at FVPL:
-    It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.
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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
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
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
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

As of December 31, 2025, the Company applied to a collection in advance benefit through JP Morgan for a total amount of 5,696. As of December 2024, the Company incurred in a collection in advance benefit through JP Morgan and Citibank for a total amount of 154 and 8,586, respectively. The Company considers that it has substantially transferred the risks and rewards intrinsic to these receivables to the bank and therefore they were derecognized.

3.12.8 – Convertible Notes

The Company recognizes convertible notes measured at their fair value using the market approach which consist in using price and relevant information generated by market transactions involving identical or comparable assets, liabilities or group of assets and liabilities, such as a business.

As of December 31, 2025 and 2024, the fair value of the agreement amounted to 1,829 and 2,154 disclosed as other financial assets current, respectively, and 5,478 and 8,404 disclosed as other financial assets non-current, respectively.

The Company maintains several note purchase agreements pursuant to which the Company provided financing facilities. Interest on the entire outstanding principal balance is computed at annual rates ranging from 2% to 12%. The Company has the right to convert all or any portion of the outstanding principal into equity interests of the startups.

During 2025, and 2024, the Company recognized a loss of 1,350 and 1,114 related to the impairment of convertibles notes, respectively.

3.12.9 – Equity Instruments

The Company recognizes equity instruments measured at their fair value using the market approach which consist in using price and relevant information generated by market transactions involving identical or comparable assets, liabilities or group of assets and liabilities, such as a business.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During 2024 the Company recognized a gain for a total amount of 418 related to the outcome stock sale of Latam shares.

As of December 31, 2025 and 2024, the fair value of equity instruments amounted to 24,452 and 32,955 disclosed as other financial assets non-current.

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

On March 16, 2023, Software Product Creation, S.L. (the "Majority Shareholder") with Internet Business Intelligent Insite, S.L. and Next Generation Communication Services (jointly referred to as the "the Sellers"), entered into a new agreement pursuant to which the parties agree to transfer the remaining shares (the 14% of non-controlling interest) for a cash payment equal to the value of the Put Option of the year 2023 plus a contingent consideration to be determined based on the terms of the Put Option of the year 2024, which is subject to the achievement of financial targets for the year 2023. The gain for the transaction amounted to 1,589 and is disclosed in Other income and expenses, net line item.

On October 19, 2023, Globant España entered in to a stock purchase agreement for the purchase of sixty percent (60%) of the issued and outstanding equity interest of GUT Agency Ltd. and entered into a Put and Call option agreement with the non-controlling shareholders over the remaining forty per cent (40%) of GUT Agency LTD ("GUT") which can be exercised, 10% yearly, by the non-controlling shareholders from March 1, 2024 till April 15, 2027.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During 2025 and 2024, the sellers of GUT exercised their put option for the 10%, respectively, over the non-controlling interest for a total consideration of 27,060 and 25,793, respectively.

On July 7, 2025, the Company entered into a Second Amendment to the Put and Call Option Agreement with the equity holders of the remaining 20% of the outstanding equity interest of GUT Agency Ltd. to increase the aggregate percentage of the option share subject to the year 2025 option from 10% to 19%, and decrease the aggregate percentage of the 2026 option from 10% to 1%.

As of December 31, 2025 and 2024, the Company has recognized as current and non-current other financial liabilities the written put option for an amount of 56,115 and 26,877, respectively, and 2,512 and 46,741, respectively; equal to the present value of the redemption amount. Changes in the measurement of the gross obligation are recognized in the statements of changes in equity.

The amount that may become payable under the option on exercise is initially recognized at the present value of the redemption amount within other financial liabilities with a corresponding charge directly to equity. The charge to equity is recognized separately as written put options over non-controlling interests.

The liability is subsequently accreted through finance charges up to the redemption amount that is payable at the date at which the option first becomes exercisable. In the event that the option expires unexercised, the liability is derecognized with a corresponding adjustment to equity.

As of December 31, 2025, the Company has recognized a decrease of 2,764 in the line of Additional Paid in Capital ,included in the statement of changes in Equity for the Amendment to Put and Call Option Agreement.

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
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

3.17 – Components of other comprehensive income

Components of other comprehensive income are items of income and expense that are not recognized in profit or loss as required or permitted by other IFRSs. The Company included gains and losses arising from translating the financial statements of a foreign operation, the gains and losses related to the valuation of the financial assets and liabilities measured at fair value through other comprehensive income and the effective portion of changes in the fair value of derivatives hedging instruments that are designated and qualify as cash flow hedges.

3.18 – Gain on transactions with bonds

During the year ended December 31, 2025, 2024 and 2023, the Company's Argentine subsidiaries, through cash received from intercompany loans and repayments of intercompany loans, acquired Argentine sovereign bonds in the U.S. market denominated in U.S. dollars.

After acquiring these bonds, the Company's Argentine subsidiaries sold those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the year ended December 31, 2025 and 2024 was higher than its quoted price in the U.S. market (in U.S dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into the Company's Argentine subsidiaries' functional currency, thus, as a result, the Company recognized a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

During the year ended December 31, 2025, 2024 and 2023, the Company recorded a gain amounting to 1,340, 4,958 and 9,157, respectively, due to the above mentioned transactions that were disclosed under the caption "Other financial results, net" in the consolidated statement of comprehensive income.

3.19 – Business Optimization Costs

The Company initiated a Business Optimization Plan in April 2025 to strategically transform its organization and operations. These costs are primarily related to employee severance and the discontinuation of physical office spaces and are recognized in accordance with IAS 37 – Provisions, Contingent Liabilities, when a present obligation exists that results from a past event and is expected to lead to an outflow of resources. A constructive obligation is recognized upon public announcement of a detailed plan, creating valid expectations among affected parties. By nature, these costs are one-time incurrences and do not represent the normal trading activities of the business; therefore, they are disclosed separately on the Consolidated Statement of Comprehensive Income in accordance with IAS 1 – Presentation of Financial Statements, as "Business Optimization Costs", to draw the reader's attention to them. See note 32.1.

NOTE 4 – CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

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
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
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

As of December 31, 2025 and 2024 and 2023, the Company recorded an impairment for an amount of 7,571, 6,970 and 18,808, respectively, using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
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

5.Purchase price allocation

The acquisition method of accounting is use to account for all acquisitions. Under this method, assets acquired and liabilities assumed of the Company are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company estimates the fair value of an asset or a liability by converting future amounts (e.g. cash flows or income and expenses) to a single current (i.e. discounted) amount. Information about the valuation techniques and inputs used in determining the fair value of contingent consideration are disclosed in note 29.9.

Fair value is estimated by management using a multi-period excess earnings method for customer relationships. Management’s cash flow projections for the intangible assets acquired included significant judgments and assumptions relating to revenue growth rates, customer attrition rates, and discount rates for customer relationships.

6.Impairment of Goodwill and Intangible Assets

The impairment test for goodwill and indefinite-lived intangible assets requires significant judgments when defining the Company’s cash generating unit, selecting the basis for the recoverable amount, and ensuring the consistency of key assumptions. The main sources of estimation and the analyses as of December 31, 2025 and 2024 are presented in Note 26.1.

NOTE 5 – REVENUE

The following tables present the Company’s revenues disaggregated by type of contracts, by revenue source regarding the industry vertical of the client and by currency. The Company provides technology services to enterprises in a range of industry verticals such as banks, financial services and insurance, media and entertainment, consumer, retail and manufacturing, travel and hospitality, professional services, technology and telecommunications and health care. The Company understands that disaggregating revenues into these categories achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of revenues may be affected by economic factors. However, this information is not considered by the chief operating decision-maker to allocate resources and in assessing financial performance of the Company. As noted in the business segment reporting information in note 27, the Company operates in a single operating and reportable segment.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	For the year ended December 31,
By Industry vertical	2025	2024	2023
Banks, Financial Services and Insurance	502,707	443,972	385,207
Media and Entertainment	490,469	526,585	454,380
Consumer, Retail & Manufacturing	461,460	447,592	351,880
Travel & Hospitality	315,052	281,178	187,346
Professional Services	233,825	252,580	261,233
Technology & Telecommunications	227,943	256,854	255,238
Health Care	173,458	173,905	167,705
Other Verticals	49,963	33,023	32,950
TOTAL	2,454,877	2,415,689	2,095,939

	For the year ended December 31,
By Currency(*)	2025	2024	2023
United States dollar (USD)	1,586,239	1,610,539	1,514,822
European euro (EUR)	289,789	305,061	251,865
Pound sterling (GBP)	110,279	71,672	35,094
Brazilian real (BRL)	103,379	115,212	58,822
Argentine peso (ARS)	101,992	83,609	74,311
Saudi riyal (SAR)	80,365	43,250	6,345
Mexican peso (MXN)	53,965	79,099	73,749
Chilean peso (CLP)	25,363	29,072	33,034
United Arab Emirates dirham (AED)	17,617	7,056	—
Colombian peso (COP)	17,577	14,874	17,392
Canadian dollar (CAD)	14,907	15,230	3,743
Peruvian sol (PEN)	14,630	15,771	13,380
Indian rupee (INR)	13,351	8,910	3,596
Australian dollar (AUD)	10,838	6,223	8,873
South African rand (ZAR)	7,522	3,912	—
Uruguayan peso (UYU)	3,095	2,984	—
Swiss franc (CHF)	1,836	2,344	551
Others	2,133	871	362
TOTAL	2,454,877	2,415,689	2,095,939
(*) Billing currency.

	For the year ended December 31,
By Contract Type	2025	2024	2023
Time and material contracts	1,638,501	1,714,120	1,654,280
Fixed-price contracts	686,358	606,860	383,867
Licenses, resales and others	130,018	94,709	57,792
TOTAL	2,454,877	2,415,689	2,095,939

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 6 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

6.1 - Cost of revenues

In accordance with IAS 1, Presentation of Financial Statements, the costs of revenues and selling, general & administrative expenses note presents only the line items that experienced significant variation during the reporting period and the ones that are required by other standards.

	For the year ended December 31,
	2025	2024	2023
Salaries, employee benefits and social security taxes	(1,370,616)	(1,329,498)	(1,158,669)
Professional services	(94,047)	(107,739)	(104,916)
Depreciation and amortization expense	(41,379)	(27,859)	(18,057)
Share-based compensation expense - Equity settled	(27,279)	(23,937)	(15,155)
Office expenses	(25,325)	(16,792)	(7,348)
Depreciation expense of right-of-use assets	(3,340)	(8,175)	(10,540)
Share-based compensation expense - Cash settled	(599)	(695)	(1,687)

6.2 - Selling, general and administrative expenses

	For the year ended December 31,
	2025	2024	2023
Salaries, employee benefits and social security taxes	(251,758)	(262,466)	(212,381)
Depreciation and amortization expense	(113,539)	(97,035)	(81,822)
Professional services	(52,755)	(56,614)	(49,921)
Share-based compensation expense - Equity settled	(50,453)	(58,833)	(57,297)
Promotional and marketing expenses	(33,243)	(29,014)	(26,323)
Depreciation expense of right-of-use assets	(29,524)	(29,662)	(29,442)
Share-based compensation expense - Cash settled	(206)	(238)	(634)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 7 – FINANCE INCOME / EXPENSE/ OTHER FINANCIAL RESULTS

	For the year ended December 31,
Finance income	2025	2024	2023
Interest gain	5,526	5,303	4,777
TOTAL	5,526	5,303	4,777

Finance expense
Interest expense on borrowings	(20,762)	(12,196)	(4,106)
Interest on deferred consideration	(9,308)	(8,597)	(7,057)
Interest expense on lease liabilities	(6,823)	(6,947)	(6,319)
Banking expenses	(3,098)	(3,079)	(3,423)
Other interest	(553)	(918)	(2,590)
Other	(64)	(465)	(258)
TOTAL	(40,608)	(32,202)	(23,753)

Other financial results, net
Net gain arising from financial assets measured at fair value through PL	4,320	452	23,564
Gain on transaction with bonds	1,340	4,958	9,157
Net (loss) gain arising from financial assets measured at fair value through OCI	(1,951)	462	630
Foreign exchange (loss) gain, net	(462)	192	(22,009)
TOTAL	3,247	6,064	11,342

NOTE 8 – OTHER INCOME AND EXPENSES, NET

	For the year ended December 31,
Other Expense	2025	2024	2023
Remeasurement of contingent consideration (note 29.9.1)	(2,259)	—	—
Write-off of convertible notes (note 3.12)	(1,350)	(1,114)	—
Fixed and intangibles assets derecognition and disposals	(336)	(971)	(1,134)
Remeasurement of call/put option over non-controlling interest	—	—	(39)
Other Remeasurements	—	(1,711)	—
Other	(1,092)	(443)	(1,650)
Subtotal	(5,037)	(4,239)	(2,823)

Other Income
Strategic Partnership	1,050	—	—
Other Remeasurements	599	—	254
Sublease Contracts Results	596	41	1,815
Remeasurement of contingent consideration (note 29.9.1) (*)	—	5,736	4,227
Reversal Impairment of cryptocurrencies (note 16)	—	174	822
Insurance recovery	—	—	2,239
Gain from sale of cryptocurrencies	—	1,146	—
Other	1,930	2,766	68
Subtotal	4,175	9,863	9,425
TOTAL	(862)	5,624	6,602
(*) As of December 31, 2024, the Company has recognized a loss of 3,039 for amendments of Chili and Ewave and a gain of 1,025 for amendment of Genexus.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 9 – INCOME TAXES

9.1 – INCOME TAX RECOGNIZED IN PROFIT AND LOSS

	For the year ended December 31,
	2025	2024	2023
Tax expense
Current tax expense	(58,961)	(72,401)	(74,454)
Global Minimum Tax (note 3.7.1.4)	(873)	(6,625)	—
Deferred tax gain	24,645	37,600	34,943
TOTAL INCOME TAX EXPENSE	(35,189)	(41,426)	(39,511)

Most of the revenues are generated through subsidiaries located in the U.S. The Company's workforce is mainly located in Latin America and to a lesser extent in India, Europe and the U.S.

The following table provides a reconciliation of the statutory tax rate to the effective tax rate:

	For the year ended December 31,
	2025	2024	2023
Profit before income tax	139,145	210,429	198,019

Tax calculated at the tax rate in each country	(27,198)	(50,726)	(40,240)
Argentine Knowledge Economy Law (note 3.7.1.1)	92	3,271	2,297
Non-deductible expenses / non-taxable gains	(1,935)	(5,212)	(1,695)
Tax loss carry forward not recognized	—	(1,360)	(207)
Recognition of previously unrecognized tax losses	3,812	2,597	4,993
Foreign withholding tax	(4,713)	(11,911)	(5,107)
Exchange difference & Inflation Adjustment	(3,015)	25,484	1,130
Global Minimum Tax	(873)	(6,625)	—
Other	(1,359)	3,056	(682)
INCOME TAX EXPENSE RECOGNIZED IN PROFIT AND LOSS	(35,189)	(41,426)	(39,511)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

9.2 – DEFERRED TAX ASSETS AND LIABILITIES

	As of December 31,
	2025	2024
Provision for vacation and bonus	26,706	35,337
Loss carryforward (1)	30,183	28,599
Intercompany trade payables	17,434	15,602
Share-based compensation plan	3,148	9,239
Allowance for doubtful accounts	5,122	5,387
Non deductible interests	2,760	1,953
Non Deductible Financial Expenses	2,917	1,585
Contingencies	787	708
Billing in advanced	891	514
Other Assets	204	52
Inflation adjustment	2	44
Withholding dividends received	—	(2,659)
Goodwill	(14,405)	(9,736)
Property, equipment, intangibles and leases	(26,934)	(42,796)
Expenses Accruals	6,185	2,492
Others	5,159	4,714
TOTAL DEFERRED TAX	60,159	51,035

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

(1)As of December 31, 2025 and 2024, the detail of the loss carryforward is as follows:

	2025		2024
Company	Loss carryforward	Expiration date	Loss carryforward	Expiration date
Globant S.A.	3,373	2038 - 2040	1,915	2038 - 2040
Gut Agency Mexico City S. de R.L. de C.V.	—	2034	235	2034
IAFH GLOBAL S.A.	679	2029	1,741	2029
BSF S.A.	2,166	2029	—	2029
GUT Agency SRL	8	2028	—	2028
Dynaflows S.A.	30	2027	24	2027
Sistemas Globales S.A.	—	2026 - 2029	4,491	2026 - 2029
eWave Holdings Pty Ltd	—	does not expire	1	does not expire
Globant Brasil Cons. Ltda	1,227	does not expire	1,763	does not expire
Globant Colombia S.A.S	—	does not expire	306	does not expire
Pentalog France SAS	3,447	does not expire	2,389	does not expire
Globant Ireland Limited	1	does not expire	5	does not expire
Globant Portugal, Unipessoal Lda	32	does not expire	37	does not expire
Globant España S.A.	1,386	does not expire	3,643	does not expire
Genexus International Corp	67	does not expire	—	does not expire
Sports Reinvention Entertainment Group S.L	—	does not expire	524	does not expire
LaLiga Content Protection S.L.	164	does not expire	293	does not expire
Codebay Innovation S.L.	190	does not expire	100	does not expire
Common Management Solutions, S.L.	—	does not expire	518	does not expire
Omnia FZ LLC	526	does not expire	107	does not expire
Blankfactor LLC	7,724	does not expire	8,936	does not expire
Blankfactor Holdings UK Ltd	—	does not expire	10	does not expire
GUT Amsterdam B.V.	568	does not expire	—	does not expire
GUT Agency LLC	547	does not expire	1,561	does not expire
Globant Germany GmbH	3	does not expire	—	does not expire
Globant, LLC	4,896	does not expire	—	does not expire
Exusia, LLC	501	does not expire	—	does not expire
Software Product Creation S.L.	2,648	does not expire	—	does not expire
	30,183		28,599

The Company has an amount of tax losses carried forward of 5,375 and 9,328 which has not been recognized as a Deferred Tax Asset because the relevant recognition criteria has not been met as of December 31, 2025 and 2024.

As of December 31, 2025 and 2024, no deferred tax liability has been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and it is probable that will be no reversal in the foreseeable future in a way that would result in a charge to taxable profit.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The roll forward of the deferred tax assets/(liabilities) presented in the consolidated financial position is as follows:

2025	Opening Balance	Recognized in profit or loss (*)	Recognized directly in equity	Acquisitions/disposals	Additions from Acquisitions	Closing Balance
Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	9,239	90	(6,181)	—	—	3,148
Provision for vacation and bonus	35,337	(8,631)	—	—	—	26,706
Intercompany trade payables	15,602	1,832	—	—	—	17,434
Property, equipment, intangibles and leases	(42,796)	19,844	—	—	(3,982)	(26,934)
Goodwill	(9,736)	(4,669)	—	—	—	(14,405)
Allowance for doubtful accounts	5,387	(265)	—	—	—	5,122
Contingencies	708	79	—	—	—	787
Inflation adjustments	44	(42)	—	—	—	2
Other assets	52	152	—	—	—	204
Non Deductible Financial Expenses	1,585	1,332	—	—	—	2,917
Billing in advanced	514	377	—	—	—	891
Non deductible interests	1,953	807	—	—	—	2,760
Withholding dividends received	(2,659)	—	2,659	—	—	—
Expenses Accruals	2,492	3,693	—	—	—	6,185
Others	4,714	325	—	—	120	5,159
Subtotal	22,436	14,924	(3,522)	—	(3,862)	29,976
Loss carryforward	28,599	10,320	534	(9,270)	—	30,183
TOTAL	51,035	25,244	(2,988)	(9,270)	(3,862)	60,159
(*) Includes foreign exchange gain of 599.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

2024	Opening Balance	Recognized in profit or loss (*)	Recognized directly in equity	Acquisitions/disposals	Additions from Acquisitions	Closing Balance
Deferred tax assets/(liabilities) in relation to:
Share-based compensation plan	14,827	226	(5,814)	—	—	9,239
Provision for vacation and bonus	37,206	(1,706)	(163)	—	—	35,337
Intercompany trade payables	15,841	(239)	—	—	—	15,602
Property, equipment, intangibles and leases	(40,502)	17,396	—	—	(19,690)	(42,796)
Goodwill	(8,894)	(842)	—	—	—	(9,736)
Allowance for doubtful accounts	4,656	731	—	—	—	5,387
Contingencies	119	589	—	—	—	708
Inflation adjustments	416	(372)	—	—	—	44
Other assets	(191)	243	—	—	—	52
Non Deductible Financial Expenses	—	1,585	—	—	—	1,585
Billing in advanced	304	210	—	—	—	514
Non deductible interests	857	1,096	—	—	—	1,953
Withholding dividends received	—	(2,659)	—	—	—	(2,659)
Expenses Accruals	765	1,727	—	—	—	2,492
Others	4,342	(931)	—	—	1,303	4,714
Subtotal	29,746	17,054	(5,977)	—	(18,387)	22,436
Loss carryforward	9,933	12,667	—	(3,556)	9,555	28,599
TOTAL	39,679	29,721	(5,977)	(3,556)	(8,832)	51,035
(*) Includes foreign exchange loss of 7,879.

NOTE 10 – EARNINGS PER SHARE

The earnings and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows:

	For the year ended December 31,
	2025	2024	2023
Net income for the year attributable to owners of the Company	102,918	165,732	158,538
Weighted average number of shares (in thousands) for the purpose of basic earnings per share	44,228	43,402	42,601
Weighted average number of shares (in thousands) for the purpose of diluted earnings per share	45,005	44,589	43,594
BASIC EARNINGS PER SHARE	$2.33	$3.82	$3.72
DILUTED EARNINGS PER SHARE	$2.29	$3.72	$3.64

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weight average number of ordinary shares for the purpose of diluted earnings per share:

	For the year ended December 31,
	2025	2024	2023
Shares (in thousands) not-deemed to be issued in respect of employee options	284	43	67

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 11 – CASH AND CASH EQUIVALENTS

	As of December 31,
	2025	2024
Cash and bank balances	226,388	137,043
Time deposits	17,354	5,050
TOTAL	243,742	142,093

NOTE 12 – INVESTMENTS

12.1 – Investments

	As of December 31,
	2025	2024
Current
Mutual funds (1)	6,594	13,992
TOTAL	6,594	13,992
(1)Measured at fair value through profit or loss.

	As of December 31,
	2025	2024
Non current
Contribution to funds (2)	2,489	2,212
TOTAL	2,489	2,212
(2)On November 30, 2020, the Company signed a contribution agreement with Vistra ITCL and Pentathlon Ventures LLP, through which the Company committed to invest an aggregate amount approximately 2,000. On December 29, 2023, the Company signed a new contribution agreement with Pentathlon Ventures LLP, through which the Company committed to invest an aggregate amount approximately 1,950. As of December 31, 2025 and 2024, the Company has invested 2,489 and 2,212, respectively.

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

As of December 31, 2025 and 2024 the amount recognized was 619 and 612, respectively.

For the years ended December 31, 2025 and 2024, the Company share on the profit or loss for the investment in Because Energy Corp. was a gain of 7 and 52, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Genexus Japan investment

Through the acquisition of Genexus on April 20, 2022, the Company acquired a 28% interest in Genexus Japan.

As of December 31, 2025, the Company had a 28% of interest in Genexus Japan and accounted for this investment using the equity method considering that the Company has significant influence over the operating and governance decisions of Genexus Japan, as the participation in the board of director, the approval of budget and business plan, among other decisions.

As of December 31, 2025 and 2024 the amount recognized was 1,108 and 1,036, respectively.

For the years ended December 31, 2025 and 2024, the Company share on the profit or loss for the investment in Genexus Japan was a gain of 103 and 170, respectively.

NOTE 13 – TRADE RECEIVABLES

	As of December 31,
	2025	2024
Current
Accounts receivable (1)	472,614	488,233
Unbilled revenue	130,565	143,042
Subtotal	603,179	631,275
Less: Allowance for expected credit losses	(25,506)	(26,273)
TOTAL	577,673	605,002

(1)As of December 31, 2025, the Company has 87 as outstanding balances with related parties (see note 24.1).

Allowance for expected credit losses

The following tables detail the risk profile of trade receivables based on the Company's provision matrix as of December 31, 2025 and 2024.

December 31, 2025	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	121-180	181 - 365	> 365	Risk clients	Total
Expected credit loss rate	0.50%	1.07%	2.06%	3.52%	9.05%	36.42%	100.00%	100.00%
Estimated total gross carrying amount at default	77,801	21,210	8,374	3,648	8,291	2,625	11,607	11,277	144,833
Lifetime ECL	389	227	173	128	750	955	11,607	11,277	25,506

December 31, 2024	Trade receivables - days past due
	< 30	31 - 60	61 - 90	91-120	121-180	181 - 365	> 365	Risk clients	Total
Expected credit loss rate	0.99%	2.41%	5.22%	7.74%	15.08%	44.96%	100.00%	100.00%
Estimated total gross carrying amount at default	72,828	26,266	10,479	7,377	5,292	9,070	11,766	7,159	150,237
Lifetime ECL	721	633	547	571	798	4,078	11,766	7,159	26,273

The movements in the allowance are calculated based on lifetime expected credit loss model for 2025 and 2024.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table shows the movement in ECL that has been recognized for trade receivables in accordance with the simplified approach:

	As of December 31,
	2025	2024	2023
Balance at beginning of year	(26,273)	(20,668)	(7,214)
Additions (note 4.2)	(7,571)	(6,970)	(18,808)
Write-off of receivables	8,344	1,365	5,354
Translation	(6)	—	—
Balance at end of year	(25,506)	(26,273)	(20,668)

As of December 31, 2025 and 2024, the credit period on sales is 78 days and 82 days, respectively. No interest is charged on trade receivables, except for certain customers to which financing facilities have been given with the corresponding financing charge. The Company always measures the loss allowance for trade receivables at an amount equal to lifetime ECL. The expected credit losses on trade receivables are estimated using the provision matrix by reference to past default experience of the debtor and an analysis of the debtor's current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

NOTE 14 – OTHER RECEIVABLES

	As of December 31,
	2025	2024
Current
Prepaid expenses	44,394	24,992
Income tax credits	21,990	9,216
Sublease Receivables	5,370	464
Tax credit - VAT	2,675	4,139
Advances to suppliers	2,458	2,791
Other tax credits	2,063	2,549
Tax credit - Knowledge Law (note 3.7.1.1)	—	1,746
Others	5,455	8,042
TOTAL	84,405	53,939

Non-current
Income tax credits	35,574	30,320
Guarantee deposits	7,482	7,417
Tax credit - VAT	3,327	—
Prepaid expenses	1,490	1,760
Sublease Receivables	598	216
Other tax credits	318	347
Others	707	724
TOTAL	49,496	40,784

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
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

Property and equipment as of December 31, 2025 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3 - 5	5	50	—	—
Cost
Values at beginning of year	114,369	20,700	108,569	340	74,611	2,354	10,047	330,990
Additions related to business combinations	119	—	—	—	—	—	—	119
Additions	9,733	1,302	878	—	—	—	5,929	17,842
Derecognition	(2,864)	(810)	(6,201)	(196)	—	—	(150)	(10,221)
Transfers	—	788	13,492	—	—	—	(14,280)	—
Translation	1,716	224	1,124	69	—	—	132	3,265
Values at end of year	123,073	22,204	117,862	213	74,611	2,354	1,678	341,995

Depreciation
Accumulated at beginning of year	85,264	15,395	71,365	57	4,154	—	—	176,235
Additions	15,557	2,546	13,911	41	1,613	—	—	33,668
Derecognition	(2,848)	(713)	(3,639)	(181)	—	—	—	(7,381)
Translation	1,358	155	406	223	—	—	—	2,142
Accumulated at end of year	99,331	17,383	82,043	140	5,767	—	—	204,664
Carrying amount	23,742	4,821	35,819	73	68,844	2,354	1,678	137,331

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Property and equipment as of December 31, 2024 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3 - 5	5	50	—	—
Cost
Values at beginning of year	103,491	18,483	105,105	429	74,460	2,354	7,539	311,861
Additions related to business combinations	1,738	552	125	—	—	—	—	2,415
Additions	13,752	1,727	579	—	—	—	11,371	27,429
Derecognition	(3,076)	(258)	(4,167)	(45)	(375)	—	—	(7,921)
Transfers	—	312	7,970	—	490	—	(8,772)	—
Translation	(1,536)	(116)	(1,043)	(44)	36	—	(91)	(2,794)
Values at end of year	114,369	20,700	108,569	340	74,611	2,354	10,047	330,990

Depreciation
Accumulated at beginning of year	71,075	13,384	61,764	91	2,811	—	—	149,125
Additions	18,199	2,357	14,038	35	1,566	—	—	36,195
Derecognition	(2,896)	(245)	(4,009)	(28)	(275)	—	—	(7,453)
Translation	(1,114)	(101)	(428)	(41)	52	—	—	(1,632)
Accumulated at end of year	85,264	15,395	71,365	57	4,154	—	—	176,235
Carrying amount	29,105	5,305	37,204	283	70,457	2,354	10,047	154,755

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

During the year, the Company considered the recoverability of its internally generated intangible asset which are included in the consolidated financial statements as of December 31, 2025 and 2024 with a carrying amount of 100,732 and 99,030, respectively.

As of December 31, 2025 and 2023, no impairment was recognized. As of December 31, 2024, the Company recognized an impairment for a total amount of 1,751.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Intangible assets as of December 31, 2025 included the following:

	Licenses and internal developments	Customer relationships and contracts	Platforms	Non-compete agreements	Trademarks	Cryptocurrencies	Total
Useful life (years)	3 - 5	1 - 9	4 - 8	3	1 - 9	—
Cost
Values at beginning of year	301,669	299,969	31,824	5,468	6,481	101	645,512
Additions related to business combinations	109	14,732	—	12	—	—	14,853
Additions from separate acquisitions	9,993	—	—	—	—	—	9,993
Additions from internal development	55,228	—	—	—	—	—	55,228
Derecognition	(20,492)	—	—	—	—	(101)	(20,593)
Translation	7,687	13,014	178	(47)	—	—	20,832
Values at end of year	354,194	327,715	32,002	5,433	6,481	—	725,825

Amortization and impairment
Accumulated at beginning of year	167,864	83,262	13,333	2,317	611	101	267,488
Additions	70,750	42,083	6,360	590	1,467	—	121,250
Derecognition	(19,220)	—	—	—	—	(101)	(19,321)
Translation	3,758	5,664	1,080	(45)	—	—	10,457
Accumulated at end of year	223,152	131,009	20,773	2,862	2,078	—	379,874
Carrying amount	131,042	196,706	11,229	2,571	4,403	—	345,951

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Intangible assets as of December 31, 2024 included the following:

	Licenses and internal developments	Customer relationships and contracts	Platforms	Non-compete agreements	Trademarks	Cryptocurrencies	Total
Useful life (years)	3 - 5	1 - 9	4 - 8	3	1 - 9	—
Cost
Values at beginning of year	222,289	210,080	33,097	3,801	6,481	1,908	477,656
Additions related to business combinations	1,885	99,128	—	1,725	—	—	102,738
Additions from separate acquisitions	19,288	—	—	—	—	—	19,288
Additions from internal development	72,355	—	—	—	—	—	72,355
Derecognition	(11,454)	—	—	—	—	(1,807)	(13,261)
Translation	(2,694)	(9,239)	(1,273)	(58)	—	—	(13,264)
Values at end of year	301,669	299,969	31,824	5,468	6,481	101	645,512

Amortization and impairment
Accumulated at beginning of year	123,573	58,972	7,332	1,843	—	275	191,995
Additions	54,199	26,999	6,360	530	611	—	88,699
(Reversal) Impairment loss recognized in profit or loss	1,751	—	—	—	—	(174)	1,577
Derecognition	(10,951)	—	—	—	—	—	(10,951)
Translation	(708)	(2,709)	(359)	(56)	—	—	(3,832)
Accumulated at end of year	167,864	83,262	13,333	2,317	611	101	267,488
Carrying amount	133,805	216,707	18,491	3,151	5,870	—	378,024

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

The outstanding balance of other assets as of December 31, 2025 and 2024 is as follows:

	As of December 31,
	2025	2024
Current
Unbilled Subscriptions	11,598	11,431
Other resales contracts	23,519	8,989
TOTAL	35,117	20,420

Non current
Unbilled Subscriptions	4,424	4,750
TOTAL	4,424	4,750

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 18 – OTHER FINANCIAL ASSETS AND LIABILITIES

	As of December 31,
	2025	2024
Other financial assets
Current
Foreign exchange forward contracts	4,397	901
Convertible notes	1,829	2,154
Equity forward contract	—	45
TOTAL	6,226	3,100

Non-current
Equity instruments	24,452	32,955
Convertible notes	5,478	8,404
Equity forward contract	—	44
TOTAL	29,930	41,403

Other financial liabilities
Current
Put option on minority interest of GUT	56,115	26,877
Other financial liabilities related to business combinations (note 26) (1)	55,555	42,116
Share Repurchase Program (note 30.3)	50,000	—
Dividends payable to non-controlling interests	3,254	—
Equity forward contract	2,781	710
Foreign exchange forward contracts	1,460	7,348
Others	440	925
TOTAL	169,605	77,976

Non-current
Other financial liabilities related to business combinations (note 26) (1)	87,857	120,724
Put option on minority interest of GUT	2,512	46,741
Interest rate SWAP	130	—
Equity forward contract	—	698
TOTAL	90,499	168,163
(1) As part of certain business acquisitions, the sellers agreed to indemnify the Company for the outcome of certain contingencies. As a result, the Company has recognized an indemnification asset for a total amount of 20,777 and 18,032, as of December 31, 2025 and 2024, respectively. The consideration for these acquisitions includes 188,729 and 112,597 as of December 31, 2025 and 2024, respectively which is subject to adjustments, deductions and withholdings related to the indemnified contingencies. Consequently, the Company has off-set the indemnification asset against the amount payable to the sellers.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

18.1 Equity Instruments

The following table shows the outstanding balance of equity instruments acquired by the Group for the years ended at December 31, 2025 and 2024:

			Fair value as of
Equity instrument	Acquisition date	% Equity interest acquired	2025	2024
Singularity	July 8, 2019	2.86%	2,338	2,338
Digital House	December 31, 2020	17.20%	4,531	22,761
Elsa	January 15, 2021	4.32%	2,010	4,016
V.U.	April 23, 2021	3.14%	1,970	2,598
Queiban	September 12, 2022	3.77%	424	424
9Z (1)	May 3, 2024	20.00%	318	318
Connectly Inc.	October 18, 2024	0.56%	239	500
Fortune	January 15, 2025	13.50%	2,978	—
Inorbit	August 22, 2025	10.00%	3,250	—
Aita	September 23, 2025	1.30%	2,900	—
Founders Brands Limited (1)	October 6, 2025	30.00%	3,494	—
TOTAL (2)			24,452	32,955
(1) The Company has no significant influence in the governance of 9Z and Founders Brands Limited.
(2) As of December 31, 2025, and 2024 the Company recognized a loss of 13,446 and a gain of 2,369, respectively included in the line item "Net change in fair value on financial assets measured at FVOCI".

NOTE 19 – TRADE PAYABLES

	As of December 31,
	2025	2024
Current
Expenses accrual	59,107	53,097
Suppliers (1)	33,599	55,735
Advanced payments from customers	19,884	5,911
TOTAL	112,590	114,743
(1)As of December 31, 2025 and 2024, the Company has 252 and 169 as outstanding balances with related parties (see note 24.1).

	As of December 31,
	2025	2024
Non current
Expenses accrual	3,684	2,006
TOTAL	3,684	2,006

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 20 – PAYROLL AND SOCIAL SECURITY TAXES PAYABLE

	As of December 31,
	2025	2024
Current
Provision for vacation, bonus and others	142,061	177,631
Social security tax	49,585	43,199
Salaries	10,668	16,849
Cash-settled scheme	440	1,157
Directors fees	43	180
Other	598	424
TOTAL	203,395	239,440

Non current
Provision for vacation, bonus and others	2,358	4,363
Cash-settled scheme	—	824
TOTAL	2,358	5,187

NOTE 21 – BORROWINGS

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows:

	As of December 31,
	2025	2024
HSBC Bank - Syndicated loan (United States)	365,625	290,679
BPIfrance Financement (France)	1,059	1,854
Others	22	3
TOTAL	366,706	292,536

Such balances were included as current and non-current borrowings in the consolidated statement of financial position as follows:

	As of December 31,
	2025	2024
Current
Bank loans	19,666	1,601
Sub-Total	19,666	1,601
Non-current
Bank loans	347,040	290,935
Sub-Total	347,040	290,935
TOTAL	366,706	292,536

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Amendment No. 1 to the Fourth Amended and Restated Credit Agreement

On June 18, 2025, Globant, LLC (the “Borrower”), a U.S. subsidiary of the Company, entered into Amendment No. 1 to the Fourth Amended and Restated Credit Agreement (the “Amendment”), which amends the existing Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (the “Credit Agreement”), with HSBC Bank USA, N.A. as administrative agent, issuing bank and swing line lender and certain financial institutions listed therein as lenders. Under the Amendment, the Borrower will incur an additional $375 million of indebtedness under a new term loan tranche (the “Term Loans”) from HSBC Bank USA, N.A. and the other term loan lenders. The Term Loans have a maturity date of May 30, 2028, which is the same maturity date as the existing revolving credit facility under the Credit Agreement.

Interest on the Term Loans will accrue at a rate per annum equal to either (i) SOFR plus 0.10% plus between 1.25% and 1.875%, or (ii) the Alternate Base Rate (as defined in the Credit Agreement) plus between 0.25% and 0.875%, at the option of the Borrower. The applicable margin and the commitment fee rate will be determined quarterly based upon the Maximum Net Leverage Ratio.

The Borrower’s obligations under the Credit Agreement, as amended by the Amendment, are guaranteed by the Company, its subsidiary, Globant España S.A., and the Borrower’s subsidiary, Globant IT Services Corp. (the “Subsidiary Guarantor”), and are secured by substantially all of the Borrower’s and the Subsidiary Guarantor’s now owned and after-acquired assets. The Credit Agreement, as amended by the Amendment, also contains certain customary negative and affirmative covenants, which compliance may limit the flexibility of the Company in operating its business and its ability to take actions that might be advantageous to the Company and its shareholders. The Borrower is required to comply with two financial maintenance covenants, which are tested quarterly: (i) a minimum interest coverage ratio (defined as the ratio of (a) consolidated EBITDA, minus cash payments made in respect of operating lease liabilities in accordance with IFRS for such period to (b) Consolidated interest expense for such period) of 3.00:1.00 and (ii) a Maximum Net Leverage Ratio (defined as the ratio of (a) consolidated total debt as of such day adjusted by deducting the aggregate amount of unrestricted unencumbered cash and cash equivalents as set forth on the Consolidated balance sheet as of such day, in an amount not to exceed $100,000, to (b) consolidated EBITDA for such period minus cash payments made in respect of operating lease liabilities in accordance with IFRS) of 3.50:1.00. As of December 31, 2025, the Company was compliant with the established covenants.

Movements in borrowings are analyzed as follows:

	As of December 31,
	2025	2024	2023
Balance at the beginning of year	292,536	159,107	3,699
Borrowings related to business combination	—	40,147	30,695
Proceeds from new borrowings (1) (3)	260,170	440,662	395,621
Payment of borrowings (2) (3)	(207,087)	(359,544)	(275,889)
Accrued interest (4) (5)	20,889	12,196	4,106
Translation (4)	198	(32)	875
TOTAL (6)	366,706	292,536	159,107
(1)    During the year ended December 31, 2025, Globant LLC borrowed, 260,000 under the Amended and Restated Credit Agreement with HSBC Bank USA, this loan will mature on May 30, 2028; according to the terms agreed in the Fourth Amended and Restated Credit Agreement on May 31, 2023.
(2) During the year ended December 31, 2025,the main payments were 195,103 by Globant LLC related to the principal amount and of the Amended and Restated Credit Agreement with HSBC Bank USA, and 10,046 of the Amendment No. 1 to the Fourth Amended and Restated Credit Agreement. During the year ended December 31, 2024, the main payments were 305,000 by Globant LLC related to the principal amount and of the Amended and Restated Credit Agreement with HSBC Bank USA, and 40,147 related to Blankfactor´s loans.
(3) Cash transactions.
(4) Non-cash transactions.
(5) Includes 127 of interest gain related to Swap transactions.
(6) On June 18, 2025 Globant LLC replaced 375,000, through a non-cash transaction, the existing debt with the Amendment No.1 to the Fourth Amended and Restated Credit Agreement, where 18,750 will mature on the next 12 months and the remaining amount will mature on a quarterly basis until May 30, 2028. As of December 31, 2025, the outstanding debt relates to the Amendment No.1 to the Fourth Amended and Restated Credit Agreement.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 22 – TAX LIABILITIES

	As of December 31,
	2025	2024
Current
VAT payable	21,515	20,870
Personal properties tax accrual	3,450	1,736
Wage withholding taxes	2,597	3,044
Sales taxes payable	1,682	1,648
Supplier withholding income taxes	1,661	7,022
Other	2,300	2,596
TOTAL	33,205	36,916

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

Breakdown of reserves for lawsuits claims and other disputed matters include the following:

	As of December 31,
	2025	2024
Reserve for labor claims	814	190
Reserve for commercial claims	2,468	2,182
Reserve for regulatory claims	18,681	15,797
TOTAL	21,963	18,169

Roll forward is as follows:

	As of December 31,
Reserve for labor claims	2025	2024	2023
Balance at beginning of year	190	114	185
Additions	672	96	293
Additions related to business combinations (note 26)	209	8	—
Recovery	(222)	(4)	(94)
Utilization of provision for contingencies	—	(4)	(216)
Foreign exchange difference	(49)	(20)	(54)
Foreign currency translation	14	—	—
Balance at end of year	814	190	114

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31,
Reserve for regulatory claims	2025	2024	2023
Balance at beginning of year	15,797	28,222	13,430
Additions	891	434	923
Additions related to business combinations (note 26)	3,123	2,190	16,047
Recovery (1) (2)	(2,200)	(6,863)	(1,987)
Utilization of provision for contingencies	(688)	(4,065)	(1,028)
Foreign exchange difference	138	(148)	837
Foreign currency translation	1,620	(3,973)	—
Balance at end of year	18,681	15,797	28,222

	As of December 31,
Reserve for commercial claims	2025	2024	2023
Balance at beginning of year	2,182	—	—
Additions related to business combinations (note 26)	52	2,248	—
Utilization of provision for contingencies	(52)	—	—
Foreign currency translation	286	(66)	—
Balance at end of year (3)	2,468	2,182	—

(1) Between 2010 and 2014, certain of Grupo Assa’s Brazilian subsidiaries were subject to two examinations by the Ministry of Labor (“MTE”) and the Brazilian Internal Revenue Service (“RFB”) in relation to the potential hiring of employees as independent contractors. As a result of such examinations, Grupo Assa's Brazilian subsidiaries are subject to different administrative and judicial proceedings, seeking to collect payment of taxes and social security contributions allegedly owed by the companies, and imposing certain associated fines. In a "Transação Tributária" request, on June 24, 2024, Grupo Assa’s Brazilian subsidiaries reached a settlement in connection with certain of these proceedings for an original claimed amount of 10,193. In full final and definitive settlement of such claims, Grupo Assa’s Brazilian subsidiaries paid an updated amount of 4,001. All remaining administrative and judicial claims of Grupo Assa's Brazilian subsidiaries, totaling approximately 1,084 and subject to pending proceedings, would be rendered unenforceable as a result of the Brazilian Supreme Court's ruling in Theme 725. As a result of the foregoing, and in light of the Brazilian Supreme Federal Court’s landmark precedent concerning the legality of outsourcing.

(2) In 2018, certain of our non-U.S. subsidiaries had been under examination by the U.S. Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States between 2013 and 2015. During the fourth quarter of 2021, the IRS and our subsidiaries reached a preliminary agreement on the proposed assessments which would amount to 1,300 including applicable interests and penalties. The Company paid 961 related to the principal amount on March 16, 2022. Interest and penalties were barred by the expiration of the statute of limitations in March 2025.

(3) On July 22, 2024, the Company acquired Common Management Solutions, S.L. (“Common”), a Spanish corporation. In 2019, Common, Telekom Slovenije and Itelis (the “Consortium”), entered into a project for the rendering of services with Splosna Bolnisnica Izola (the “Client”). For reasons not attributable to the Consortium, the project was stopped soon after it commenced in December 2023. On October 11, 2024 the Client filed a complaint in Slovenia against Telekom and the other members of the Consortium. Notice of the claim was served to Common on April 3, 2025 and responded on April 30, 2025. Under the Consortium agreement, Common’s liability is limited to 60% of any amount claimed and any liability of Common for damages is subject to insurance coverage. In addition, any claims against Common in connection with the Client’s claim is subject to indemnification under the Equity Purchase Agreement.

NOTE 24 – RELATED PARTIES BALANCES AND TRANSACTIONS

24.1 – Related parties

In accordance with IAS 24 – Related Party Disclosures, the Company maintains recurring transactions with group entities (related parties), primarily related to financing and administrative services.

As of December 31, 2025 the net intercompany balances amounted to 165 disclosed as trade payables with other related party. As of December 31, 2024, the net intercompany balances amounted to 169 disclosed as trade payables with other related party. These transactions are carried out under normal market conditions, with no guarantees provided and no impairment losses recognized.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

No other significant related party transactions were identified during the year.

24.2 – Compensation of key management personnel

The remuneration of members of key management personnel during each of the three years are as follows:

	For the year ended December 31,
	2025	2024	2023
Salaries and bonuses (*)	12,480	7,801	6,972
TOTAL	12,480	7,801	6,972
(*) As of December 31, 2025 the amount includes severance and other termination payments for 4,742 recognized during the year.

The remuneration of directors and key executives is determined by the Board of Directors based on the performance of individuals and market trends.

During 2023, the Company granted 114,114 restricted stock units at a grant price range from $148.96 to $194.54.

During 2024, the Company granted 96,447 restricted stock units at a grant price range from $170.60 to $199.01.

During 2025, the Company granted 169,270 restricted stock units at a grant price of $102.61.

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
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
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

As part of the Company's annual compensation package, it may determine a percentage of RSUs to be issued.

The RSUs and PRSUs grants have been recorded as Equity Settled transactions in accordance to IFRS 2, and they have been measured at the fair market value of the shares at the grant date.

On December 1, 2021, the Compensation Committee approved the granting of awards in the form of Stock-Equivalent Units (SEUs) under the 2014 Plan settled in cash at the common shares market value, in common shares, or in a combination thereof, at the option of the beneficiary. The SEUs vest in four equal annual installments of 25% each, commencing on the first anniversary of the grant date, provided that between 60% and 50% of the SEUs are tied to retention and between 40% and 50% are tied to performance (PSEUs). As of December 31, 2024, the Company granted 61,072 SEUs and PSEUs, 6,957 and 16,586 were outstanding as of December 31, 2025 and 2024, respectively, net of any cancelled and/or forfeited awards. Of the stock-equivalent units granted, 50% were in the form of PSEUs and 50% were in the form of SEUs.

The following shows the evolution of the share options for the years ended at December 31, 2025 and 2024:

	As of December 31, 2025		As of December 31, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at the beginning of year	253,731	33.89	400,697	31.36
Exercised during the year	(118,963)	31.87	(146,966)	30.19
Balance at end of year	134,768	33.79	253,731	33.89

The following shows the evolution of the RSUs and the PRSUs for the years ended at December 31, 2025 and 2024:

	As of December 31, 2025		As of December 31, 2024
	Number of RSU/PRSU	Weighted average grant price	Number of RSU/PRSU	Weighted average grant price
Balance at the beginning of year	1,183,067	166.30	1,165,036	165.42
RSU/PRSU granted during the year	462,420	106.84	348,967	190.60
Forfeited during the year	(205,905)	160.20	(82,207)	182.86
Issued during the year	(367,892)	155.08	(248,729)	205.95
Balance at end of year	1,071,690	148.95	1,183,067	166.30

The following shows the evolution of the SEUs and PSEUs for the years ended at December 31, 2025 and 2024:

	As of December 31, 2025		As of December 31, 2024
	Number of SEU/PSEU	Weighted Average Fair Value	Number of SEU/PSEU	Weighted Average Fair Value
Balance at the beginning of year	16,586	161.12	28,059	237.98
Forfeited during the year	(1,552)	85.75	(2,841)	199.82
Issued during the period	(8,077)	93.46	(8,632)	157.35
Balance at end of year	6,957	65.37	16,586	161.12

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the RSU and the PRSU at the end of the year:

Grant date	Grant price ($)	Number of RSU/PRSU	Fair value at grant date ($)	Expense as of December 31, 2025 ($) (*)
2020	from 130.99 to 189.53	7,500	1,129	26

2021	from 232.11 to 298.47	10,010	2,988	644

2022	from 138.00 to 265.96	542,244	77,716	6,828

2023	from 137.78 to 233.10	109,439	18,080	5,239

2024	from 152.98 to 223.17	155,072	29,923	12,900

2025	from 60.77 to 204.07	231,794	23,709	8,331

Subtotal		1,056,059	153,545	33,968

Non employees RSU

2021	232.11	—	—	9

2022	from 210.07 to 219.34	950	204	86

2023	from 160.71 to 235.62	1,134	229	113

2024	from 179.46 to 244.61	800	196	621

2025	from 64.17 to 143.56	12,747	1,036	469

Subtotal		15,631	1,665	1,298
TOTAL		1,071,690	155,210	35,266

The following tables summarize the share options at the end of the year:

Grant date	Exercise price ($)	Number of stock options	Number of stock options vested as of December 31, 2025	Fair value at grant date ($)	Fair value vested ($)	Expense as of December 31, 2025 ($) (*)
2016	from 29.01 to 32.36	108,268	108,268	807	807	862

2018	from 46.00 to 50.92	26,500	26,500	539	539	211

TOTAL		134,768	134,768	1,346	1,346	1,073
(*) Includes social security taxes.

Deferred income tax asset arising from the recognition of the share-based compensation plan amounted to 3,148 and 9,239 for the years ended December 31, 2025 and 2024, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the SEU and the PSEU at the end of the year:

Grant date	Grant price ($)	Number of SEU/PSEU	Fair value at grant date ($)	Expense as of December 31, 2025 ($) (*)
2022	268.05	3,934	1,058	399

2022	210.07	305	61	32

2022	181.20	2,402	433	319

2022	169.78	316	54	55

TOTAL		6,957	1,606	805
(*) Includes social security taxes.

25.2 - Share options exercised, RSU/PRSU and SEU/PSEU vested during the year:

	As of December 31, 2025		As of December 31, 2024
	Number of options exercised	Exercise price	Number of options exercised	Exercise price
Granted in 2014	—	—	43,921	10.00
Granted in 2015	59,208	from 28.31 to 34.00	18,445	from 28.31 to 29.34
Granted in 2016	47,255	32.36	46,100	32.36
Granted in 2018	12,500	46.00	38,500	46.00
Balance at end of the year	118,963		146,966

The average market price of the share amounted to 104.47 and 202.86 for years 2025 and 2024, respectively.

The following tables summarizes the RSU and the PRSU an vested during the years 2025 and 2024:

	As of December 31, 2025		As of December 31, 2024
	Number of RSU's /PRSU's vested	Grant price	Number of RSU's /PRSU's vested	Grant price

Granted in 2019	—	—	1,750	87.44
Granted in 2020	—	from 130.99 to 189.53	46,315	from 130.99 to 189.53
Granted in 2021	26,100	from 232.11 to 298.47	31,652	from 232.11 to 298.47
Granted in 2022	36,342	from 167.46 to 265.96	38,543	from 167.46 to 265.96
Granted in 2023	57,922	from 137.78 to 235.62	66,926	from 137.78 to 235.62
Granted in 2024	58,841	from 152.98 to 244.61	63,543	from 160.00 to 244.61
Granted in 2025	188,687	from 64.60 to 204.07	—	—
Balance at end of the year	367,892		248,729

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following tables summarizes the SEU and the PSEU vested during the years 2025 and 2024:

	As of December 31, 2025		As of December 31, 2024
	Number of SEU's /PSEU's vested	Settlement price	Number of SEU's /PSEU's vested	Settlement price

Granted in 2022	8,077	from 64.60 to 94.63	8,632	from 154.06 to 225.93
Balance at end of the year	8,077		8,632

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

As of December 31, 2025 and 2024, all outstanding grants were completely vested and no expense was recognized in profit or loss. There were no granted stock options as of December 31, 2025 and 2024.

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

On June 29, 2023, the Company approved to amend the special condition awards granted in August 2022, to the effect of reducing the threshold minimum average closing price for vesting from $420 to $350 per share through (but excluding) June 29, 2026, and increasing it by $35 per share per year until August 11, 2030 and June 29, 2031 for US and non-US residents, respectively. These awards will vest in two equal tranches occurring the first one immediately after the date in which the vesting condition is satisfied and the second occurring on the first anniversary of such vesting event. As of December 31, 2022, the Company granted 597,521 of these awards. As of December 31, 2025, the Company has not granted new RSU and PRSU with these conditions.

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
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During the years ended December 31, 2025, 2024 and 2023, in connection with the ESPP Plan, the Company has repurchased 72,000, 66,000 and 42,500 shares, respectively, and 82,618, 45,501 and 48,130 shares have been delivered, respectively.

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

As of December 31, 2022, the Company has granted 61,072 stock equivalent units. As of December 31, 2025 and 2024, no stock equivalent unit has been granted.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 26 – BUSINESS COMBINATIONS

26.1 Goodwill

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

In addition, the Company measures the CGU based on value-in-use calculation, which requires the use of significant assumptions related to revenue growth, gross margin, terminal growth rate and discount rate. The assumptions considered by the Company as of December 31, 2025 and 2024, were the following: projected cash flows for the following five years for both years, the average growth rate considered was 5.4% and 15.8%, respectively, and the rate used to discount cash flows was 11.3% and 12.4%, respectively. The long-term rate used to extrapolate cash flows beyond the projected period as of December 31, 2025 and 2024, were 3% and 4%, respectively. The recoverable amount is the higher of an asset's fair value less cost of disposals and value in use.

Management's judgment and best estimates, based on current budgets, forecasts, and available market evidence as of the reporting date, are reflected in these assumptions. While it is not currently considered reasonably possible that key assumptions will change to the extent that the carrying amount exceeds the recoverable amount, an adverse shift in market conditions or key assumptions regarding the businesses and their prospects could lead to a revised estimate of recoverable value and potentially result in an impairment charge.

Based upon the Company's evaluation of goodwill, no impairment were recognized during 2025, 2024 and 2023.

A reconciliation of the goodwill from opening to closing balances is as follows:

	As of December 31,
	2025	2024
Cost
Balance at beginning of year	1,483,443	1,105,072
Additions related to new acquisitions (1)	50,302	438,252
Translation	62,778	(59,959)
Measurement period adjustment	5,000	78
Balance at end of year	1,601,523	1,483,443
(1) On April 25, 2025, Globant, S.A, through its subsidiary Globant España S.A and Software Product Creation, S.L, entered into an Equity Purchase Agreement with the equity holders of Omni.Pro Colombia SAS a Colombian company, Omni.Pro Spain S.L, a Spanish company, Experiences at Scale SpA, a Chilean company, Experiences at Scale LLC, a American company, ATM Services Corporation, a Panamanian company, Experiences at Scale S.A., a Argentinian company, Experiences at Scale S.A. de C.V., a Mexican company, all together referred to as "Omni.Pro", pursuant to which the Company purchased all of the outstanding equity interest. The consideration of the acquisition amounted to 63,057 and the intangibles recognized related to the acquisition amounted to 14,744, where 13,411 relates to the fair value of customer relationships.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

26.2 Effects of offsetting on acquisition

As part of the acquisition of the current year, the sellers agreed to indemnify the Company for the outcome of certain contingencies. As a result, the Company has recognized an indemnification asset for a total amount of 470, as of December 31, 2025. The consideration for this acquisition includes 20,473 (21,659 measured at present value) as of December 31, 2025, which are subject to adjustments, deductions and withholdings related to the indemnified contingencies. Consequently, the Company has off-set the indemnification asset against the amount payable to the sellers, resulting in a net indemnification liability of 20,003 as of December 31, 2025.

26.3 Non-controlling Interest Acquisition

On October 19, 2023, Globant España S.A. entered in to a stock purchase agreement for the purchase of sixty percent (60%) of the issued and outstanding equity interest of GUT Agency Ltd. and entered into a Put and Call option agreement (the "Option Agreement") with the equity holders of the remaining forty per cent (40%) of the issued and outstanding equity interest of GUT Agency Ltd. (the "Selling Shareholders" and the "Option Shares", respectively), with the purpose of setting out the terms and conditions whereby: (i) a put option over the Option Shares to be granted by Globant España in favor of the Selling Shareholders; and (ii) a call option over the Option Shares to be granted by the Selling Shareholders in favor of Globant España.

On April 15, 2024 the company exercise the put option of the year 2023 of the 10% over the non-controlling interest of GUT Agency Ltd, leaving a non-controlling interest for the 30%.

On April 15, 2025 the company exercise the put option of the year 2024 of the 10% over the non-controlling interest of GUT Agency Ltd, leaving a non-controlling interest for the 20%.

As of December 31, 2025, and 2024, the Company has recognized as current and non-current other financial liabilities the written put option for an amount 58,627 and 73,618, respectively, equal to the present value of the redemption amount.

26.4 Impact of the acquisition of Sportian (Sports Reinvention Entertainment Group, S.L)

On June 16, 2025 the Company agreed on an Amendment to the Participation Agreement with the sellers of Sportian, regarding the periods and conditions of First and Second Earn Out Payments as follows. Specifically, the First Earn Out Payment is now subject to a new EBITDA threshold target and the measurement period was replaced by performance for the fiscal year 2026 and the Second Earn Out Payment is now subject to a new EBITDA threshold target and the measurement period was replaced by performance for the fiscal year 2028.

As of December 31, 2025, the Company has recognized a gain of 2,079 in the line of Other income and expense, included in the statement of comprehensive income for the Amendment to Participation Agreement.

26.5 Impact of the acquisition of GUT

On July 7th 2025, the Company entered into a Second Amendment to the Put and Call Option Agreement (the “Amendment”) with the equity holders of the remaining twenty percent (20%) of the outstanding equity interest of GUT Agency.

The parties agreed to increase the aggregate percentage of the Option Shares subject to the 2025 Put Option and 2025 Call Option (“2025 Year Option”) to 19% of the Option Shares, and decrease the 2026 Put Option, leaving 1% of the Option Shares subject to the 2026 Put Option and 2026 Call Option (“2026 Yearly Option”), of the equity interest in GUT UK upon exercise of each of the yearly (call or put, as applicable) options.

As of December 31, 2025, the Company has recognized a decrease of 2,764 in the line of Additional Paid in Capital ,included in the statement of changes in Equity for the Amendment to Put and Call Option Agreement.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

26.6 Impact of the acquisition of Omnia

On September 9, 2025 the Company agreed on an amendment to the Sale and Purchase Agreement with the sellers of Omnia Holding Ltd. This amendment established an increase in the minimum amount payable for the second earn out.

As of December 31, 2025, the Company has recognized a loss of 1,800 in the line of Other income and expense, included in the statement of comprehensive income for the Amendment to Sale and Purchase Agreement.

26.7 Impact of the acquisition of Common

On December 19, 2025 the Company agreed on an amendment to the Share Purchase Agreement with the sellers of Common. The amendment modified the interpretation and calculation of the second earn out payment, where revenue from certain types of contracts to become effective in January 2026 shall be included in the calculation of the earn out payment. The payment shall be made on the established date in the Share Purchase Agreement, except for the portion related to revenue that arise from contracts signed and executed during January 2026 that shall be paid no later than March 31, 2027 and the payment shall be capped at euros 3,000.

As of December 31, 2025, the Company has recognized a loss of 7,863 in the line of Other income and expense, included in the statement of comprehensive income for the Amendment to Sale and Purchase Agreement.

26.8 Impact of open acquisitions as of December 31, 2024

The Company updated the fair value determination of the consideration for acquisitions within the measurement period, resulting in:

December 31, 2024
Intangible Assets recognized (1)	89,309
Goodwill	(106,895)
Other financial liabilities (2)	34,745
Deferred Tax Liabilities	(17,159)
(1) As of December 31, 2024, the intangible assets recognized for Exusia and Blankfactor acquisitions included customer relations for an amount of 83,885.
(2) Mainly related to the adjustment of fair value determinations Earn-Out and installment payments of Exusia and Blankfactor.

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

The following table summarizes revenues by geography, based on the customers' location:

	For the year ended December 31,
	2025	2024	2023

North America (1)	1,333,403	1,347,998	1,245,972
Latin America	492,537	531,309	463,223
Europe	469,409	419,073	310,114
New Markets	159,528	117,309	76,630
TOTAL	2,454,877	2,415,689	2,095,939
(1) United States of America represents 53%, 54% and 58% of total revenue as of December 31, 2025, 2024 and 2023, respectively.

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	As of December 31,
	2025	2024
Europe (1)	1,036,431	987,114
North America (2)	561,088	581,323
Latin America	508,600	485,455
New Markets	120,174	117,529
TOTAL	2,226,293	2,171,421
(1) Spain represents 63% and 62% of the total of Europe's non-current assets as of December 31, 2025 and 2024, respectively
(2) United States of America represents 97% and 96% of North America's non-current assets as of December 31, 2025 and 2024, respectively.

NOTE 28 – LEASE

The Company is obligated under various leases for office spaces and office equipment.

Movements in right-of-use assets and lease liabilities as of December 31, 2025 and 2024 were as follows:

	Office spaces	Office equipments	Computers	Total
Right-of-use assets
January 1, 2025	103,535	11,096	8,253	122,884
Additions	20,592	192	673	21,457
Additions from business combinations	110	—	—	110
Disposals	(12,604)	—	—	(12,604)
Depreciation (note 6)	(26,640)	(3,449)	(2,775)	(32,864)
Foreign currency translation	1,559	—	—	1,559
December 31, 2025	86,552	7,839	6,151	100,542

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Office spaces	Office equipments	Computers	Total
Right-of-use assets
January 1, 2024	91,412	16,184	11,804	119,400
Additions	39,245	—	2,681	41,926
Additions from business combinations	4,301	—	—	4,301
Disposals	(3,959)	—	—	(3,959)
Depreciation (note 6)	(26,517)	(5,088)	(6,232)	(37,837)
Foreign currency translation	(947)	—	—	(947)
December 31, 2024	103,535	11,096	8,253	122,884

Lease liabilities	As of December 31,
	2025	2024
Balance at beginning of year	117,623	118,736
Additions (1)	21,457	41,926
Additions from business combinations	115	4,491
Foreign exchange difference (1)	3,497	(4,997)
Foreign currency translation (2)	1,669	(913)
Interest expense (1)	6,823	6,947
Payments (2)	(35,412)	(43,566)
Disposals	(8,833)	(5,001)
Balance at end of year	106,939	117,623
(1) Non-cash transactions.
(2) Cash transactions.

As of December 31, 2025, there were no lease contracts that have not yet commenced.
The outstanding balance of the lease liabilities as of December 31, 2025 and 2024 is as follows:

	As of December 31,
	2025	2024
Lease liabilities
Current	28,511	29,736
Non-current	78,428	87,887
TOTAL	106,939	117,623

The maturity analysis of lease liabilities is presented in note 29.5.

The expense related to short-term and low-value leases was not material.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 29 – FINANCIAL INSTRUMENTS

29.1 - Categories of financial instruments

	As of December 31, 2025
	FVTPL	FVTOCI	Amortized cost
Financial assets
Cash and cash equivalents	—	—	243,742
Investments
Mutual funds	6,594	—	—
Contribution to funds	—	—	2,489
Trade receivables	—	—	577,673
Other assets	—	—	39,541
Other receivables	—	—	13,644
Other financial assets
Convertible notes	7,307	—	—
Foreign exchange forward contracts	499	3,898	—
Equity instruments	—	24,452	—

Financial liabilities
Trade payables	—	—	96,390
Borrowings	—	—	366,706
Other financial liabilities (1)
Other financial liabilities related to business combinations	127,969	—	15,443
Foreign exchange forward contracts	939	521	—
Interest rate SWAP	130	—	—
Equity forward contract	—	2,781	—
Share Repurchase Program	—	—	50,000
Dividends Payable	—	—	3,254
Others	—	440	—
Lease liabilities	—	—	106,939
Other liabilities	—	—	2,591
(1) The Company recognized a put option liability for 58,627 (see note 3.13.3) related to the minority interest of GUT. Changes in the measurement of the redemption amount are recognized in the statements of changes in equity.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2024
Financial assets	FVTPL	FVTOCI	Amortized cost
Cash and cash equivalents	—	—	142,093
Investments
Mutual funds	13,992	—	—
Contribution to funds	—	—	2,212
Trade receivables	—	—	605,002
Other assets	—	—	25,170
Other receivables	—	—	16,183
Other financial assets
Convertible notes	10,558	—	—
Foreign exchange forward contracts	170	731	—
Equity instruments	—	32,955	—
Equity forward contract	—	89	—

Financial liabilities
Trade payables	—	—	110,838
Borrowings	—	—	292,536
Other financial liabilities (1)
Foreign exchange forward contracts	848	6,500	—
Other financial liabilities related to business combinations	126,183	—	36,657
Equity forward contract	—	1,408	—
Other	—	925	—
Lease liabilities	—	—	117,623
Other liabilities	—	—	231
(1) As of December 31, 2024 the Company recognized a put option liability for 73,618 (see note 3.13.3) related to the minority interest of GUT. Changes in the measurement of the redemption amount are recognized in the statements of changes in equity.

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

Except for the subsidiaries that have its local currency as functional currency, the functional currency of the Company and its subsidiaries is the U.S. dollar. In 2025, 64.62% of the Company's revenues are denominated in U.S. dollars. Because the majority of its personnel are located in Latin America, the Company incurs the majority of its operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Colombian peso, Mexican peso, Chilean peso, Peruvian sol, Uruguayan peso and Brazilian real. Operating expenses are also significantly incurred in Indian Rupee, Great Britain Pound and European Union Euros.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Foreign exchange sensitivity analysis

The Company is mainly exposed to Argentine pesos, Australian Dollar, Brazilian Real, Chilean pesos, Colombian pesos, Danish Krone, Indian rupees, European Union euros, Mexican pesos, Peruvian Sol, Pounds sterling, Qatari Riyal, Saudi Riyal and Uruguayan pesos.

The following tables illustrate the Company's sensitivity to increases and decreases in the U.S. dollar against the relevant foreign currency. The following sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2025 and adjusts their translation at the year-end for changes in U.S. dollars against the relevant foreign currency.

			Gain/(loss)
Account	Currency	Amount	% Increase	Amount	% Decrease	Amount

Net balances	Argentine pesos	12,156	30%	(2,805)	10%	1,351
	Australian Dollar	(6,511)	10%	592	10%	(723)
	Brazilian Real	2,815	10%	(256)	10%	313
	Chilean pesos	19,476	10%	(1,771)	10%	2,164
	Colombian pesos	(7,173)	10%	652	10%	(797)
	Danish Krone	433	10%	(39)	10%	48
	Indian Rupees	(15,907)	10%	1,446	10%	(1,767)
	European Union euros	9,917	10%	(902)	10%	1,102
	Mexican pesos	9,677	10%	(880)	10%	1,075
	Peruvian Sol	1,114	10%	(101)	10%	124
	Pounds Sterling	(9,556)	10%	869	10%	(1,062)
	Qatari Riyal	9,935	10%	(903)	10%	1,104
	Saudi Riyal	55,407	10%	(5,037)	10%	6,156
	Uruguayan pesos	(9,104)	10%	828	10%	(1,012)
	TOTAL	72,679		(8,307)		8,076

As explained in note 29.10, the subsidiaries in Argentina, Colombia, United Kingdom, Mexico, Chile and Uruguay entered into foreign exchange forward and future contracts in order to mitigate the risk of fluctuations in the foreign exchange rate and reduce the impact in the financial statements.

The effect in equity of the U.S. dollar fluctuation against the relevant foreign currency as of December 31, 2025, is not material.

Depreciation of the Argentine Peso

During 2025, the Argentine peso experienced a 40.76% devaluation from 1,030.50 Argentine peso per U.S dollar to 1,450.50 Argentine peso per U.S dollar.

During 2024, the Argentine peso experienced a 27.70% devaluation from 806.95 Argentine peso per U.S dollar to 1,030.50 Argentine peso per U.S dollar.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

29.4 - Interest rate risk management

The Company's exposure to market risk for changes in interest rates relates primarily to its cash and bank balances and its credit facilities. The Company's credit line in the U.S. bear interest at a fixed rate between 1.25% or 1.88% depending on the amount borrowed, as of December 31, 2025 the fixed rate is 1.25%, and a variable rate linked to SOFR. During 2025 the Company entered into interest rate swap transactions with the purpose of hedging the exposure to variable interest rate related to the Amended and Restated Credit Agreement with certain financial institutions. As of December 31, 2025 the Company has recognized a net gain of 127, through results of profit and loss.

As of December 31, 2024 and 2023 the Company has recognized a net gain of 11 and 356, respectively, through results of profit and loss; related to the swap acquired in 2020 which the hedge accounting was discontinued in 2021.

Interest rate swap assets and liabilities are presented in the line item "Other financial assets" and "Other financial liabilities" within the statements of financial position, respectively.

Interest rate swap contracts outstanding as of December 31, 2025:

		Floating rate	Fixed rate	Fair value
Maturity Date	Notional	receivable	payable	assets / (liabilities)
Instruments for which hedge accounting has been discontinued
Current
May 31, 2028	50,000	SOFR	3.356%	(94)
May 31, 2028	50,000	SOFR	3.303%	(36)
Fair value as of December 31, 2025				(130)

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

	Expected Maturity Date
	2026	2027	2028	Thereafter	Total
Borrowings	19,666	20,638	371,681	—	411,985
Trade payables	112,590	3,674	10	—	116,274
Lease liabilities	37,232	30,664	28,980	44,016	140,892
Other financial liabilities(*)	119,152	21,806	67,558	385	208,901
TOTAL	288,640	76,782	468,229	44,401	878,052
(*) The amounts disclosed in the line of other financial liabilities do not include foreign exchange forward contracts, equity forward contracts and 31,594 related to business combinations payments through subscription agreements.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

29.6 - Concentration of credit risk

The Company derives revenues from clients in the U.S. (approximately 53%) and clients related from diverse industries. For the years ended December 31, 2025, 2024 and 2023, the Company's top five clients accounted for 20.1%, 20.8% and 22.9% of its revenues, respectively. No single customer accounted for 10% or more of total revenues for the years ended December 31, 2025, 2024 and 2023. Credit risk from trade receivables is considered to be low because the Company minimize the risk by setting credit limits for its customers, which are mainly large and renowned companies. Cash and cash equivalents and derivative financial instruments are considered to have low credit risk because these assets are held with widely renowned financial institutions (see note 13).

29.7 - Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the carrying amounts of financial assets and liabilities included in the consolidated statement of financial position as of December 31, 2025 and 2024, are a reasonable approximation of fair value due to the short time of realization.

	As of December 31, 2025		As of December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Non-current assets
Other receivables
Guarantee deposits	7,482	6,554	7,417	6,172
Other assets	4,424	4,096	4,750	4,268
Non-current liabilities
Trade payables	3,684	3,530	2,006	1,883
Borrowings	347,040	345,027	290,935	288,850

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

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	6,594	—	6,594
Foreign exchange forward contracts	—	4,397	—	4,397
Convertibles notes	—	—	7,307	7,307
Equity instrument	—	24,452	—	24,452

Financial liabilities
Contingent consideration	—	—	127,969	127,969
Foreign exchange forward contracts	—	1,460	—	1,460
Interest rate SWAP	—	130	—	130
Equity forward contract	—	2,781	—	2,781

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	13,992	—	13,992
Foreign exchange forward contracts	—	901	—	901
Convertibles notes	—	—	10,558	10,558
Equity instrument	—	32,955	—	32,955
Equity forward contract	—	89	—	89

Financial liabilities
Contingent consideration	—	—	126,183	126,183
Foreign exchange forward contracts	—	7,348	—	7,348
Equity forward contract	—	1,408	—	1,408
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
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

29.9 Level 3

29.9.1 Contingent consideration

Certain acquisitions included contingent consideration agreements which are payable on a deferred basis and which will be subject to the occurrence of certain events relating to the acquired company's financial performance like revenue, gross margin, operating margin and earnings before income tax and depreciation and amortization (EBITDA).

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

As of December 31, 2025 the nominal value, minimum amount and fair value amounted to 140,752, 38,449, and 127,969, respectively.

As of December 31, 2024 the nominal value, minimum amount and fair value amounted to 156,968, 48,739, and 126,183, respectively.

During 2025 the Company paid the aggregate consideration of 21,656 related to the target achievements during the year 2024.

As of December 31, 2025, 2024, and 2023 the results from remeasurement of the contingent considerations resulted in a net loss of 2,259, and a net gain of 5,736, and 4,227, respectively. During 2025 it mainly includes a gain of 14,614 related to Experience IT, Sportian and Blankfactor acquisitions, and a loss of 16,253 related to Iteris, Ewave, Common and Omnia acquisitions.

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair Value at December 31, 2025	Unobservable inputs	Range of inputs	Relationship of unobservable inputs to Fair Value
Contingent consideration	127,969	Risk adjusted discount rate	Between 4.17% and 7.1%	An increase in the discount rates by 1% would decrease the fair value by $1,297 and a decrease in the discount rates by 1% would increase the fair value by $3,256

Contingent consideration	127,969	Expected revenues	Between 2,825 and 3,452	An increase in the expected revenues by 10% would increase the fair value by $27 and a decrease in the expected revenues by 10% would decrease the fair value by $58

Contingent consideration	127,969	Expected EBITDA	Between 23.00% and 38.60%	An increase in the expected EBITDA by 10% would increase the fair value by $41,661 and a decrease in the expected EBITDA by 10% would decrease the fair value by $32,485

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
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

29.9.3. Reconciliation of recurring fair value measurements categorized within Level 3

The following table shows the reconciliation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

	Financial Assets	Financial liabilities
	Convertible notes	Contingent consideration
December 31, 2023	9,110	67,539
Fair value remeasurement (1)	—	(5,736)
Acquisition of business (1)	—	101,684
Acquisition of investment (3)	2,533	—
Payments (2)	—	(29,481)
Interests (1)	29	4,005
Reclassifications (1)	—	(8,503)
Foreign exchange difference (1)	—	(1,877)
Translation (1)	—	(1,448)
Write-off	(1,114)	—
December 31, 2024	10,558	126,183

	Financial Assets	Financial liabilities
	Convertible notes	Contingent consideration
December 31, 2024	10,558	126,183
Fair value remeasurement (1) (4)	—	2,259
Acquisition of business (1)	—	12,588
Acquisition of investment (3)	3,986	—
Exercise of conversion option (1)	(4,900)	—
Payments (2)	—	(21,656)
Collection (3)	(1,009)	—
Interests (1)	—	6,040
Foreign exchange difference (1)	22	1,099
Translation (1)	—	1,456
Write-off	(1,350)	—
December 31, 2025	7,307	127,969
(1) Non-cash transactions.
(2) Cash transactions included in investing activities, except for remeasurement of contingent considerations which are in operating activities, in the consolidated statement of cash flows.
(3) As of December 31, 2025 and 2024 the amount of 2,156 and 2,533, respectively were cash transactions included in investing activities in the consolidated statement of cash flows.
(4) Including the effects of the remeasurement of Sportian, Omnia and Common mentioned in notes 26.4, 26.6 and 26.7

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

29.10 Foreign exchange futures and forward contracts

During 2025 and 2024, certain subsidiaries from Argentina, Uruguay, Chile, Colombia, United Kingdom and Mexico acquired foreign exchange forward contracts with certain banks in U.S. dollars, with the purpose of hedging the possible decrease of assets' value held in the local currencies from each country, due to the risk of exposure to fluctuations in those foreign currencies and a subsidiary in the United States of America has also acquired foreign exchange forward contracts with certain banks, with the purpose of hedging the exposure in currencies different than U.S dollar. Those contracts were recognized, according to IFRS 9, as financial assets at fair value through profit or loss. For the years ended December 31, 2025 and 2024, the Company recognized a net gain of 2,963 and a net loss of 3,734, respectively. As of December 31, 2025 and 2024, the foreign exchange forward contracts that were recognized as financial assets and liabilities at fair value through profit or loss were as follows:

	Currency	Foreign currency	Notional foreign	Buy / Sell (*)	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate		(liabilities)
January 30, 2026	Colombian Peso	3,915.95	3,800.88	Buy	305
February 26, 2026	Indian Rupee	90.48	90.38	Buy	2
February 26, 2026	Uruguayan Peso	39.39	39.24	Buy	30
February 27, 2026	Australian Dollar	1.54	1.50	Buy	162
Fair value as of December 31, 2025					499

January 31, 2025	Chilean Peso	977.00	995.03	Sell	145
February 28, 2025	Chilean Peso	992.22	995.54	Sell	25
Fair value as of December 31, 2024					170

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Currency	Foreign currency	Notional foreign	Buy / Sell (*)	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate		(liabilities)
January 30, 2026	Chilean Peso	941.00	899.02	Sell	(379)
January 30, 2026	Euro	0.85	0.85	Sell	(72)
January 30, 2026	Euro	0.86	0.85	Sell	(68)
January 30, 2026	Indian Rupee	88.75	90.13	Buy	(168)
January 30, 2026	Mexican Peso	18.59	18.06	Sell	(146)
February 27, 2026	Chilean Peso	908.93	898.84	Sell	(106)
Fair value as of December 31, 2025					(939)

January 2, 2025	Indian Rupee	84.27	85.27	Buy	(111)
January 31, 2025	Indian Rupee	84.67	85.87	Buy	(119)
January 31, 2025	Colombian Peso	4,424.00	4,427.00	Buy	(7)
January 31, 2025	Colombian Peso	4,424.70	4,427.00	Buy	(6)
January 31, 2025	Pound sterling	0.79	0.80	Buy	(34)
February 28, 2025	Australian Dollar	1.52	1.62	Buy	(443)
February 28, 2025	Indian Rupee	85.94	86.11	Buy	(22)
February 28, 2025	Colombian Peso	4,411.50	4,443.21	Buy	(105)
February 28, 2025	Uruguayan Peso	44.39	44.40	Buy	(1)
Fair value as of December 31, 2024					(848)
(*) Represents the buy or sell position of the contract's currency (detailed in the "Currency from contracts" column) against the USD.

The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the term of the contract.

29.11 Hedge accounting

Revenue hedge

During the year ended December 31, 2025 and 2024, the Brazilian, Mexican, United States of America and Argentine subsidiaries, acquired foreign exchange forward and foreign exchange futures, contracts respectively, in U.S. dollars, with the purpose of hedging the possible decrease of revenues' expected in Brazilian Real, Mexican Pesos, Argentine Pesos, Pound sterling and European euros. The Company designated those derivatives and futures as hedging instruments in respect of foreign currency risk in cash flow hedges.

As of December 31, 2025 and 2024 the Company has recognized a net gain 201 and a net loss 1,216, respectively, included in Revenues and a net loss of 13 and a net gain 625, respectively, included in other comprehensive income.

As of December 31, 2025, the Company did not maintain any collaterals. As of December 31, 2024, collaterals regarding the transactions are restricted assets for an amount of 218 in Mutual funds included as investments.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

Salary hedge

During 2024, certain subsidiaries from Argentina, Peru, Colombia, India, Brazil, Uruguay, Mexico, Chile and the United States of America entered into foreign exchange forward and future contracts to manage the foreign currency risk associated with the salaries payable in the local currency of each country. During 2025 the subsidiaries from Colombia, India, Brazil, Uruguay, Mexico, Chile and the United States of America entered into foreign exchange forward contracts to manage the foreign currency risk associated with the salaries payable in the local currency of each country The Company designated those derivatives as hedging instruments in respect of foreign currency risk in cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

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

As of December 31, 2025, the Company has recognized a net gain of 22,793 and during the years ended December 31, 2024 and 2023, the Company has recognized a net loss of 6,421 and a net gain 21,997, respectively, included in Salaries, employee benefits and social security taxes and a net gain of 9,311,a net loss of 14,494 and a net gain 6,604, respectively, included in other comprehensive income.

Foreign currency forward contract assets and liabilities are presented in the line ‘Other financial assets’ and ‘Other financial liabilities’ within the statement of financial position.

The following table detail the foreign currency forward contracts outstanding as of December 31, 2025:

Hedging instruments - Outstanding contracts

	Currency	Foreign currency	Notional foreign	Buy / Sell (*)	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate		(liabilities)
Salary hedge
January 30, 2026	Colombian Peso	3,941.37	3,801.07	Buy	348
January 30, 2026	Colombian Peso	3,924.16	3,800.94	Buy	230
January 30, 2026	Mexican Peso	18.68	18.05	Buy	179
January 30, 2026	Mexican Peso	18.59	18.07	Buy	114
January 30, 2026	Chilean Peso	959.80	899.10	Buy	89
January 30, 2026	Uruguayan Peso	40.53	39.15	Buy	67
January 30, 2026	Peruvian Sol	3.47	3.37	Buy	64
January 30, 2026	Chilean Peso	938.15	899.01	Buy	44
January 30, 2026	Uruguayan Peso	40.28	39.15	Buy	41
January 30, 2026	Peruvian Sol	3.40	3.37	Buy	14
February 27, 2026	Colombian Peso	3,958.73	3,834.91	Buy	306
February 27, 2026	Mexican Peso	18.73	18.11	Buy	178
February 27, 2026	Chilean Peso	959.45	899.22	Buy	89
February 27, 2026	Mexican Peso	18.52	18.12	Buy	72
February 27, 2026	Uruguayan Peso	40.67	39.26	Buy	68
February 27, 2026	Peruvian Sol	3.48	3.37	Buy	62
February 27, 2026	Uruguayan Peso	40.12	39.26	Buy	32
February 27, 2026	Chilean Peso	931.30	899.01	Buy	27
February 27, 2026	Peruvian Sol	3.38	3.37	Buy	2
March 31, 2026	Colombian Peso	3,976.50	3,863.25	Buy	279

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

March 31, 2026	Mexican Peso	18.79	18.18	Buy	176
March 31, 2026	Chilean Peso	959.95	899.82	Buy	89
March 31, 2026	Uruguayan Peso	40.84	39.39	Buy	70
March 31, 2026	Peruvian Sol	3.48	3.38	Buy	61
March 31, 2026	Chilean Peso	905.59	899.04	Buy	3
April 30, 2026	Colombian Peso	3,976.68	3,886.39	Buy	222
April 30, 2026	Mexican Peso	18.77	18.24	Buy	151
April 30, 2026	Chilean Peso	938.80	899.69	Buy	59
April 30, 2026	Uruguayan Peso	40.69	39.52	Buy	57
April 30, 2026	Peruvian Sol	3.41	3.38	Buy	16
May 29, 2026	Mexican Peso	18.70	18.30	Buy	108
May 29, 2026	Uruguayan Peso	40.56	39.63	Buy	45
May 29, 2026	Chilean Peso	931.75	902.16	Buy	39
May 29, 2026	Peruvian Sol	3.38	3.38	Buy	1
June 30, 2026	Chilean Peso	905.33	899.53	Buy	7
June 30, 2026	Uruguayan Peso	39.76	39.73	Buy	1
Revenue hedge
January 30, 2026	Argentinian Peso	1,546.00	1,586.34	Sell	110
February 27, 2026	Argentinian Peso	1,600.00	1,663.00	Sell	168
March 31, 2026	Argentinian Peso	1,652.00	1,731.50	Sell	210
Fair value as of December 31, 2025					3,898

	Currency	Foreign currency	Notional foreign	Buy / Sell (*)	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate		(liabilities)
January 31, 2025	Pound sterling	0.79	0.80	Sell	45
January 31, 2025	Euro	0.95	0.96	Sell	163
February 28, 2025	Pound sterling	0.79	0.80	Sell	45
February 28, 2025	Euro	0.95	0.96	Sell	164
March 31, 2025	Pound sterling	0.79	0.80	Sell	45
March 31, 2025	Euro	0.95	0.96	Sell	164
April 29, 2025	Colombian Peso	4,504.77	4,479.58	Buy	51
April 29, 2025	Colombian Peso	4,500.50	4,479.48	Buy	42
May 29, 2025	Chilean Peso	998.65	997.07	Buy	7
June 30, 2025	Chilean Peso	998.96	997.70	Buy	5
Fair value as of December 31, 2024					731
(*) Represents the buy or sell position of the contract's currency (detailed in the "Currency from contracts" column) against the USD.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

	Currency	Foreign currency	Notional foreign	Buy / Sell (*)	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate		(liabilities)
Salary hedge
January 28, 2026	Indian Rupee	89.18	90.06	Buy	(29)
January 28, 2026	Indian Rupee	89.24	90.09	Buy	(28)
January 28, 2026	Indian Rupee	89.24	90.09	Buy	(14)
January 28, 2026	Indian Rupee	89.64	90.09	Buy	(5)
February 24, 2026	Indian Rupee	89.16	90.25	Buy	(36)
February 24, 2026	Indian Rupee	89.16	90.27	Buy	(31)
February 24, 2026	Indian Rupee	89.74	90.28	Buy	(9)
February 24, 2026	Indian Rupee	89.76	90.53	Buy	(9)
February 27, 2026	Colombian Peso	3,827.98	3,833.03	Buy	(10)
March 25, 2026	Indian Rupee	89.30	90.42	Buy	(38)
March 25, 2026	Indian Rupee	89.27	90.45	Buy	(33)
March 25, 2026	Indian Rupee	90.33	90.46	Buy	(2)
March 25, 2026	Indian Rupee	90.33	90.46	Buy	(2)
March 31, 2026	Colombian Peso	3,846.00	3,860.34	Buy	(30)
March 31, 2026	Mexican Peso	18.12	18.17	Buy	(4)
April 28, 2026	Indian Rupee	89.52	90.71	Buy	(40)
April 28, 2026	Indian Rupee	89.46	90.72	Buy	(35)
May 26, 2026	Indian Rupee	90.07	90.87	Buy	(27)
May 26, 2026	Indian Rupee	90.07	90.89	Buy	(23)
May 29, 2026	Colombian Peso	3,891.50	3,905.88	Buy	(36)
June 24, 2026	Indian Rupee	90.92	91.06	Buy	(3)
June 24, 2026	Indian Rupee	90.99	91.04	Buy	(1)
June 30, 2026	Colombian Peso	3,905.12	3,929.60	Buy	(64)
June 30, 2026	Mexican Peso	18.29	18.34	Buy	(12)
Fair value as of December 31, 2025					(521)

	Currency	Foreign currency	Notional foreign	Buy / Sell (*)	Fair value assets /
Settlement date	from contracts	rate from contracts	currency rate		(liabilities)
January 24, 2025	Indian Rupee	84.35	85.85	Buy	(26)
January 24, 2025	Indian Rupee	84.36	85.81	Buy	(42)
January 24, 2025	Indian Rupee	84.37	85.85	Buy	(52)
January 29, 2025	Colombian Peso	4,273.00	4,424.76	Buy	(335)
January 30, 2025	Colombian Peso	4,224.50	4,424.97	Buy	(404)
January 30, 2025	Chilean Peso	960.45	994.94	Buy	(147)
January 30, 2025	Brazilian Real	5.73	6.21	Buy	(206)
January 30, 2025	Brazilian Real	6.21	6.22	Buy	(1)
January 31, 2025	Mexican Peso	19.65	20.98	Buy	(419)
January 31, 2025	Mexican Peso	19.82	20.98	Buy	(361)
January 31, 2025	Uruguayan Peso	42.55	44.25	Buy	(117)
February 25, 2025	Indian Rupee	84.67	86.07	Buy	(25)
February 25, 2025	Indian Rupee	84.65	86.03	Buy	(40)
February 25, 2025	Indian Rupee	84.61	86.07	Buy	(51)
February 27, 2025	Colombian Peso	4,241.62	4,439.72	Buy	(397)
February 27, 2025	Colombian Peso	4,301.59	4,440.53	Buy	(290)
February 27, 2025	Chilean Peso	960.95	995.29	Buy	(146)
February 27, 2025	Brazilian Real	5.75	6.26	Buy	(226)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

February 27, 2025	Brazilian Real	6.25	6.25	Buy	(1)
February 28, 2025	Mexican Peso	19.72	21.07	Buy	(422)
February 28, 2025	Mexican Peso	20.00	21.06	Buy	(326)
February 28, 2025	Uruguayan Peso	43.33	44.43	Buy	(77)
March 25, 2025	Indian Rupee	85.25	86.27	Buy	(18)
March 25, 2025	Indian Rupee	85.23	86.23	Buy	(29)
March 25, 2025	Indian Rupee	85.25	86.27	Buy	(36)
March 28, 2025	Mexican Peso	20.39	21.17	Buy	(468)
March 28, 2025	Colombian Peso	4,331.90	4,457.23	Buy	(249)
March 28, 2025	Colombian Peso	4,348.50	4,457.58	Buy	(239)
March 28, 2025	Chilean Peso	958.60	995.56	Buy	(157)
March 28, 2025	Brazilian Real	6.28	6.28	Buy	(1)
March 28, 2025	Brazilian Real	5.78	6.27	Buy	(217)
March 31, 2025	Uruguayan Peso	43.61	44.56	Buy	(64)
April 25, 2025	Indian Rupee	85.48	86.53	Buy	(18)
April 25, 2025	Indian Rupee	85.46	86.42	Buy	(28)
April 25, 2025	Indian Rupee	85.48	86.53	Buy	(38)
April 29, 2025	Chilean Peso	970.50	996.01	Buy	(107)
April 30, 2025	Uruguayan Peso	43.80	44.82	Buy	(68)
April 30, 2025	Mexican Peso	21.12	21.29	Buy	(80)
April 30, 2025	Brazilian Real	5.93	6.30	Buy	(162)
May 27, 2025	Indian Rupee	86.10	86.71	Buy	(11)
May 27, 2025	Indian Rupee	85.84	86.61	Buy	(22)
May 27, 2025	Indian Rupee	85.86	86.70	Buy	(30)
May 28, 2025	Colombian Peso	4,490.00	4,495.95	Buy	(12)
May 28, 2025	Colombian Peso	4,489.00	4,495.92	Buy	(15)
May 30, 2025	Uruguayan Peso	44.64	45.04	Buy	(27)
May 30, 2025	Mexican Peso	21.01	21.38	Buy	(210)
May 30, 2025	Brazilian Real	6.20	6.35	Buy	(74)
June 27, 2025	Uruguayan Peso	45.09	45.24	Buy	(9)
Fair value as of December 31, 2024					(6,500)
(*) Represents the buy or sell position of the contract's currency (detailed in the "Currency from contracts" column) against the USD.

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

Since the Company separates the forward element and the spot element of the forward contract and designates as the hedging instrument only the change in the value of the spot element of the forward contract, the effective portion of changes in the fair value of derivatives and other qualifying hedging instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge, except for the portion that affects comprehensive income for the granted shares in which the rendering of services over time lapse has already occur to the date of report. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the "other financial results, net" line item. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item (i.e., Share based compensation expense).

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As of December 31, 2025 and 2024, the Company recognized a loss of 1,841 and 1,203, respectively, included in the line item "Share-based compensation expense - Cash settle", a gain of 53 and a net loss 46, respectively, included in the line item "Gains and losses on cash flow hedges", from other comprehensive income and as of December 31, 2025 and 2024 a financial loss of 1,976 and 0, respectively, included in the line item "Net loss arising from financial assets measured at fair value through OCI".

	Currency	Forward	Fair value
Settlement date	from contracts	Price	assets / (liabilities)
June 1, 2026	US dollars	219.34	(643)
June 1, 2026	US dollars	315.09	(2,138)
Fair value as of December 31, 2025			(2,781)

	Currency	Forward	Fair value
Settlement date	from contracts	Price	assets / (liabilities)
June 2, 2025	US dollars	208.72	45
June 1, 2026	US dollars	219.34	44
Fair value as of December 31, 2024			89

	Currency	Forward	Fair value
Settlement date	from contracts	Price	assets / (liabilities)
June 2, 2025	US dollars	302.36	(710)
June 1, 2026	US dollars	315.09	(698)
Fair value as of December 31, 2024			(1,408)

NOTE 30 — CAPITAL AND RESERVES

30.1 Issuance of common shares

During the year ended December 31, 2025, 118,963 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 31.87 per share amounting to a total of 3,791.

During the year ended December 31, 2025, 462,420 Restricted Stock Units (RSU) were granted to certain employees and directors of the Company and 367,892 RSU's were vested at an average price of 155.08 per share amounting to a total of 57,052 (non-cash transactions).

During the year ended December 31, 2025, no Stock-Equivalent Units (SEU) were granted to employees and directors of the Company and 4,310 SEU's were vested at an average price 93.19 per share amounting to a total of 402 (non-cash transactions).

During the year ended December 31, 2025 the Company issued 124,547 common shares for an aggregate amount of 17,351, in connection with subscription agreements related to acquisitions. Of such total, 62,840, 21,969 and 17,944 common shares were issued in connection with the acquisitions of Omni.Pro, Iteris and GUT, respectively, for aggregate amounts of 6,376, 4,242 and 3,365, respectively.

During the year ended December 31, 2024, 146,966 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by certain employees. Options were exercised at an average price of 30.19 per share amounting to a total of 4,437.

During the year ended December 31, 2024, 348,967 RSUs were granted to certain employees and directors of the Company and 248,729 RSUs were vested at an average price of 205.95 per share amounting to a total of 51,226 (non-cash transaction).

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

During the year ended December 31, 2024, no Stock-Equivalent Units (SEU) were granted to employees and directors of the Company and 3,844 SEU's were vested at an average price 158.75 per share amounting to a total of 610 (non-cash transactions).

During the year ended December 31, 2024, the Company issued 563,997 common shares for an aggregate amount of 118,176, in connection with subscription agreements related to acquisitions. Of such total, 299,255, 85,260 and 44,424 common shares were issued in connection with the acquisitions of Blankfactor, Exusia and Iteris, respectively, for aggregate amounts of 67,489, 16,882 and 8,579, respectively.

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

During the year ended December 31, 2023 the Company issued 403,760 common shares for an aggregate amount of 72,661 in connection with subscription agreements related to acquisitions. Of such total, 177,504, 152,617 and 29,120 common shares were issued in connection with the acquisition of Pentalog, GUT and Experience IT, respectively, for aggregate amounts of 32,320, 28,223 and 4,521, respectively.

30.2 Public offerings and agreements

As of December 31, 2025, 42,422,316 common shares of the Company's share capital are registered with the SEC and quoted in the New York Stock Exchange.

30.3 Share Repurchase Plan

On September 30, 2025, the Company’s board of directors approved a new share repurchase program (the “Program”), authorizing the allocation of up to 50,000 per quarter, subject to a maximum aggregate of 125,000, for the repurchase of the Company’s common shares beginning in the fourth quarter of 2025 through the fourth quarter of 2026.

The timing and price of repurchases as well as the actual number of shares repurchased under the Program will be at the discretion of the Company and will depend on a variety of factors, including business and market conditions, the share price, regulatory requirements and limitations, corporate liquidity requirements and priorities, legal requirements and restrictions in the agreements governing the Company’s indebtedness, alternative investment opportunities, acquisition opportunities and other factors.

Purchases may be made from time to time at management’s discretion. The Program permits shares to be repurchased in a variety of methods, including but not limited to open market purchases or accelerated share repurchases. The Company is not obligated to repurchase any specific amount of shares. The Program may be suspended or discontinued at any time or periodically without prior notice.

As of December 31, 2025, the Company has repurchased 820,045 common shares under this Program. Additionally, as of December 31, 2025, 2024 and 2023, in connection with the ESPP Plan, the Company has repurchased 72,000, 66,000 and 42,500 common shares, respectively (see note 25.4).

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

As of December 31, 2025, the Company issued a repurchase order to the broker to repurchase shares for a maximum amount of 50,000 to be completed from January 2, 2026 to March 6, 2026, as of date of approval of these consolidated financial statements a repurchase of shares for an amount of 50,000 has been completed. As of December 31, 2025 the Company maintains a financial liability for 50,000.

30.4 Cash flow hedge reserve

The movements in the cash flow hedge reserve were as follows:

	Foreign currency risk
	2025	2024
Balance at beginning of the year	(14,142)	9,327
Gain (Loss) arising on changes in fair value of hedging instruments during the period	20,780	(22,184)
Gain (Loss) reclassified to profit or loss – hedged item has affected profit or loss	2,478	(1,285)
Balance at end of the year	9,116	(14,142)

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

Country	% of yearly net income	% of capital
Luxembourg and France	5%	10%
Argentina, Uruguay, Mexico and Italy	5%	20%
Spain and Peru	10%	20%
Colombia, United Kingdom, Brazil, Chile, India, Saudi Arabia, United States of America.	No legal requirement	No legal requirement

Pursuant to its pertaining by-laws, Sistemas Colombia S.A.S. must allocate at least 10% of the net income of the year to a special reserve until such reserve equals 50% of its share capital.

As of December 31, 2025 the statutory and/or by-laws reserves of the following entities are not yet fully integrated: IAFH Globant Mexico IT S. de R.L. de C.V., Globant Peru S.A.C., Software Product Creation S.L., and Globant France S.A.S.

NOTE 32 – OTHER EVENTS

32.1 Business Optimization Costs

The Company initiated a Business Optimization Plan in April 2025 aimed at improving operational efficiency, streamlining its organizational structure, and aligning its cost base with long-term strategic goals. The activities associated with this plan were communicated, started and substantially completed during the second quarter of fiscal year 2025.

The following tables summarize the activities related to the Company’s restructuring initiatives for the fiscal year 2025:

Cost
Workforce reduction	43,764
Office reduction	4,885
Other Costs	3,341
TOTAL	51,990

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 33 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events until February 27, 2026, date of approval of these consolidated financial statements, to assess the need for potential adjustments or disclosures in these consolidated financial statements in accordance with IAS 10 "Events after the reporting period".

33.1 Share Repurchase Plan

From January 5 to January 8, 2026, the Company repurchased 738,515 shares for a total consideration of 50,000, in accordance with the share repurchase plan authorized prior to December 31, 2025.

NOTE 34 – APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements were approved by the Board of Directors on February 27, 2026.

Martín Migoya
President